Form 20-F
period 2014-12-31
JD.com, Inc.
filed 2015-04-17
CIK 1549802

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-36450

JD.com, Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

10th Floor, Building A, North Star Century Center No. 8 Beichen West Street Chaoyang District, Beijing 100101 The People’s Republic of China
(Address of principal executive offices)

Sidney Xuande Huang, Chief Financial Officer

Telephone: +86 10 5895-5500

Email: ir@jd.com

10th Floor, Building A, North Star Century Center

No. 8 Beichen West Street

Chaoyang District, Beijing 100101

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00002 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Class A ordinary shares, par value US$0.00002 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*  Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,237,460,751 Class A ordinary shares and 556,295,899 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•                  “we,” “us,” “our company” and “our” are to JD.com, Inc., its subsidiaries and its consolidated variable interest entities;

•                  “ADSs” are to our American depositary shares, each of which represents two Class A ordinary shares;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00002 per share;

•                  “annual active customer account” are to a customer account that made at least one purchase during the twelve months ended on the respective dates, including both online direct sales and online marketplace, which include Paipai.com, or Paipai, since the third quarter of 2014 after our acquisition of it from Tencent Holdings Limited on March 10, 2014;

•                  “GMV” are to the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by us or third-party merchants who are enabled by our marketplaces. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes (i) any transactions in our B2C business with order value exceeding RMB2,000 (US$322) that are not ultimately sold or delivered, (ii) products or services on our C2C marketplace, Paipai.com, with list prices above RMB100,000 (US$16,117), and (iii) transactions conducted by buyers on Paipai.com who make purchases exceeding RMB1,000,000 (US$161,171) in the aggregate in a single day; and

•                  “Orders fulfilled” are to the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplace, net of orders returned.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•                  our goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of the retail and online retail markets in China;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with customers, suppliers and third-party sellers;

•                  our plans to invest in our fulfillment infrastructure and technology platform as well as new business initiatives;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.                                                         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014, selected consolidated balance sheet data as of December 31, 2013 and 2014 and selected consolidated cash flow data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the year ended December 31, 2011, selected consolidated balance sheet data as of December 31, 2011 and 2012 and selected consolidated cash flow data for the year ended December 31, 2011 have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated statements of operations data for the year ended December 31, 2010, selected consolidated balance sheet data as of December 31, 2010 and selected consolidated cash flow data for the year ended December 31, 2010 have been derived from our unaudited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Net revenues:
Online direct sales	8,566	20,888	40,335	67,018	108,549	17,495
Services and others	17	241	1,046	2,322	6,453	1,040
Total net revenues	8,583	21,129	41,381	69,340	115,002	18,535
Operating expenses(1):
Cost of revenues	(8,169)	(19,977)	(37,898)	(62,496)	(101,631)	(16,380)
Fulfillment	(477)	(1,515)	(3,061)	(4,109)	(8,067)	(1,300)
Marketing	(200)	(479)	(1,097)	(1,590)	(4,010)	(646)
Technology and content	(47)	(240)	(636)	(964)	(1,836)	(296)
General and administrative	(106)	(322)	(640)	(760)	(5,260)	(848)
Total operating expenses	(8,999)	(22,533)	(43,332)	(69,919)	(120,804)	(19,470)
Loss from operations	(416)	(1,404)	(1,951)	(579)	(5,802)	(935)
Other income/(expense):
Interest income	2	56	176	344	638	103
Interest expense	—	—	(8)	(8)	(29)	(5)
Others, net	2	64	60	193	216	35
Loss before tax	(412)	(1,284)	(1,723)	(50)	(4,977)	(802)
Income tax expense	—	—	(6)	0	(19)	(3)
Net loss	(412)	(1,284)	(1,729)	(50)	(4,996)	(805)
Preferred shares redemption value accretion	(457)	(1,660)	(1,588)	(2,435)	(7,958)	(1,283)
Deemed dividend at extinguishment of Series A-1 preferred shares and issuance of Series C preferred shares	(235)	—	—	—	—	—
Deemed dividend at extinguishment of Series B preferred shares and issuance of Series C preferred shares	(57)	—	—	—	—	—
Net loss attributable to holders of permanent equity securities	(1,161)	(2,944)	(3,317)	(2,485)	(12,954)	(2,088)
Net loss per share of permanent equity securities
Basic	(1.36)	(2.23)	(2.18)	(1.47)	(5.35)	(0.86)
Diluted	(1.36)	(2.23)	(2.18)	(1.47)	(5.35)	(0.86)
Net loss per ADS(2)
Basic	(2.71)	(4.45)	(4.35)	(2.93)	(10.71)	(1.73)
Diluted	(2.71)	(4.45)	(4.35)	(2.93)	(10.71)	(1.73)
Weighted average shares outstanding:(3)
Basic	855,845,500	1,322,840,034	1,523,639,783	1,694,495,048	2,419,668,247	2,419,668,247
Diluted	855,845,500	1,322,840,034	1,523,639,783	1,694,495,048	2,419,668,247	2,419,668,247

(1)          Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(7)	(38)	(78)	(81)	(129)	(21)
Marketing	(1)	(6)	(9)	(9)	(24)	(3)
Technology and content	(0)	(1)	(25)	(33)	(79)	(13)
General and administrative	(4)	(26)	(113)	(138)	(4,018)	(648)

(2)   Each ADS represents two Class A ordinary shares.

(3)   On April 18, 2012, we effected a 5-for-1 share split whereby each of our issued and outstanding ordinary shares of a par value of US$0.0001 each was converted into five ordinary shares of a par value of US$0.00002 each, each of our issued and outstanding series A preferred shares of a par value of US$0.0001 each was converted into five series A preferred shares of a par value of US$0.00002 each, each of our issued and outstanding series B preferred shares of a par value of US$0.0001 each was converted into five series B preferred shares of a par value of US$0.00002 each, each of our issued and outstanding series C preferred shares of a par value of US$0.0001 each was converted into five series C preferred shares of a par value of US$0.00002 each, and the number of our authorized shares was increased from 500,000,000 to 2,500,000,000. The share split has been retroactively reflected for all periods presented herein. The number of our total authorized shares was further increased to 3,000,000,000 in January 2013 and further increased to 5,000,000,000 in March 2014, and further increased to 100,000,000,000 immediately prior to the completion of our initial public offering in May 2014, divided into 99,000,000,000 Class A ordinary shares with a par value of US$0.00002 each and 1,000,000,000 Class B ordinary shares with a par value of US$0.00002 each.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions, except for share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	870	6,289	7,177	10,812	16,915	2,726
Restricted cash	265	290	1,920	1,887	3,038	490
Short-term investments	—	—	1,080	1,903	12,162	1,960
Inventories, net	1,079	2,764	4,754	6,386	12,191	1,965
Total assets	2,540	10,579	17,886	26,010	66,493	10,717
Accounts payable	1,216	3,636	8,097	11,019	16,364	2,637
Total liabilities	1,482	4,645	11,483	16,770	28,995	4,673
Total mezzanine equity	1,489	3,150	4,738	7,173	—	—
Total shareholders’ (deficit)/equity	(431)	2,784	1,665	2,067	37,498	6,044
Number of outstanding permanent equity securities	1,154,481,855	1,439,470,960	1,597,137,250	1,715,087,336	2,731,718,357	2,731,718,357

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	(592)	(86)	1,404	3,570	1,015	164
Net cash used in investing activities	(107)	(624)	(3,369)	(2,671)	(13,203)	(2,128)
Net cash provided by financing activities	1,460	6,237	2,854	2,795	18,392	2,964
Effect of exchange rate changes on cash and cash equivalents	(15)	(108)	(1)	(59)	(101)	(16)
Net increase in cash and cash equivalents	746	5,419	888	3,635	6,103	984
Cash and cash equivalents at beginning of year	124	870	6,289	7,177	10,812	1,742
Cash and cash equivalents at end of year	870	6,289	7,177	10,812	16,915	2,726

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 10, 2015, the noon buying rate was RMB6.2082 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 10, 2015)	6.2082	6.1989	6.2082	6.1930

Source: Federal Reserve Statistical Release

(1)         Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                   Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially in recent years, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our fulfillment infrastructure and technology platform, increase our product offerings and hire more employees. For example, we plan to build larger, custom-designed warehouses in the seven cities where we currently have fulfillment centers, and we have already finished construction in Shanghai and have begun construction in Guangzhou, Shenyang and Wuhan. We also plan to establish new delivery stations in additional locations across China, including smaller, less developed areas. In 2014, we recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform, and we will continue to invest significant resources in training, managing and motivating our workforce. In addition, as we increase our product offerings, we will need to work with a large number of new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. Furthermore, as we expand into the online consumer-to-consumer, or C2C, business following our acquisition of Paipai’s C2C marketplace from Tencent Holdings Limited, or Tencent, we will be dealing with potentially many more third-party sellers that are small businesses or individuals. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. We have also launched new business initiatives in internet finance and mobile virtual network operator, among others. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We have incurred significant net losses and we may continue to experience significant losses in the future.

We have incurred significant net losses since our inception. We had net losses of RMB1,729 million, RMB50 million and RMB4,996 million (US$805 million) in 2012, 2013 and 2014, respectively. We had accumulated deficits of RMB4,213 million, RMB4,264 million and RMB9,272 million (US$1,494 million) as of December 31, 2012, 2013 and 2014, respectively.

We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online marketplace and our new C2C business and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure and technology platform to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses for some time in the future.

If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demands, maintain the quality of our products and services, and provide timely and reliable delivery, flexible payment options and superior after-sales service.

We rely primarily on our own fulfillment infrastructure, and to a lesser extent on contracted third-party couriers, to deliver our products. Interruptions or failures in our delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party couriers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, our own delivery personnel and those of contracted third-party couriers act on our behalf and interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure and for a portion of our bulky item deliveries, and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers.

Our customer service center in Suqian, Jiangsu Province provides real-time assistance to our customers 24 hours a day, 7 days a week. It had 3,951 customer service representatives as of December 31, 2014. Our customer service center in Chengdu, Sichuan Province, which focuses on handling written questions or complaints online through instant messaging, had 2,067 customer service representatives as of the same date. We plan to continue to increase headcount at our customer service centers, and there is no assurance that we will be able to provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our JD (京东) brand among our customers, suppliers and third-party sellers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•                  provide a compelling online shopping experience to customers;

•                  maintain the popularity, attractiveness, diversity, quality and authenticity of the products we offer;

•                  maintain the efficiency, reliability and quality of our fulfillment services;

•                  maintain or improve customers’ satisfaction with our after-sale services;

•                  increase brand awareness through marketing and brand promotion activities; and

•                  preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other online retail businesses in China.

A public perception that non-authentic, counterfeit or defective goods are sold on our website or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our website makes recommendations to customers based on their past purchases or on products that they viewed but did not purchase, and we also send e-mails to our customers with product recommendations tailored to their purchase profile. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior, to provide accurate and reliable information. Our customers choose to purchase authentic and quality products on our website due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We plan to further expand our fulfillment infrastructure. If we are not able to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. We operated fulfillment centers in 7 cities, front distribution centers in 12 cities and standalone warehouses for bulky items in another 21 cities, as well as 3,210 delivery stations and pickup stations in 1,862 counties and districts across China, and we employed 47,862 warehouse and delivery personnel as of December 31, 2014. We are constructing larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. We also plan to establish more delivery stations in additional locations, including those smaller and less developed counties and districts, to further enhance our ability to deliver products to customers directly ourselves. Furthermore, we hired additional employees in 2014 in connection with the strengthening of our fulfillment capabilities. As we continue to add fulfillment and warehouse capability and expand our reach to those smaller, less-developed areas, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The online retail industry in China is intensely competitive. We compete for customers, orders, and third-party sellers. Our current or potential competitors include major online retailers in China that offer a wide range of general merchandise product categories, major traditional retailers in China that are moving into online retailing, major internet companies that have commenced online retail businesses, online retail companies in China focused on specific product categories and physical retail stores, including big-box stores that also aim to offer a one-stop shopping experience. See “Item 4.B. Information on the Company—Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

Increased competition may reduce our margins, market share and brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website, mobile application and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may encounter risks and difficulties in connection with our strategic partnership and acquisition of certain e-commerce businesses and assets from Tencent, which may materially and adversely affect our business and results of operations.

In March 2014, we acquired certain e-commerce businesses and assets from Tencent and entered into a strategic cooperation agreement with Tencent, and concurrently we issued 15% of our then total issued and outstanding shares on a fully diluted basis under the treasury method to a subsidiary of Tencent. The e-commerce businesses we acquired from Tencent had net losses historically and we expect to continue to incur losses from these businesses, especially Paipai’s C2C marketplace business, in the foreseeable future. In addition, there may be unidentified issues and hidden liabilities related to the businesses and assets we acquired, which could have a material adverse effect on our business, financial condition and results of operations. While Tencent has made representations, warranties and covenants to us regarding the businesses and assets we acquired, and we are entitled to seek indemnification from Tencent for any breach of those representations, warranties and covenants, actions to seek indemnification or enforce indemnification could be costly and time-consuming and may not be successful. Moreover, our ongoing strategic partnership with Tencent may discourage us from seeking such indemnification.

We expect substantial synergies between our current operations and the e-commerce businesses we acquired from Tencent. However, we may encounter difficulties in integrating the acquired operations, services, corporate culture and personnel into our existing business and operations and implementing the strategic cooperation agreement that we have entered into with Tencent to achieve the economic and strategic benefits that we expect. These activities may divert significant management attention from existing business operations, which may harm the effective management of our business. In addition, this acquisition would require that our management develop expertise in new areas such as Paipai’s C2C marketplace and manage new business relationships. Furthermore, we expect to achieve growth in our mobile user base and realize other benefits in the future from the strategic cooperation agreement. Failure to generate the synergies or realize the intended benefits we anticipate from the acquisition and the strategic cooperation could materially and adversely affect our business and results of operations.

In connection with the acquisition, we have acquired substantial intangible assets from Tencent. We have also granted restricted share units and options to certain employees of Tencent who joined us. As a result, we have incurred, and may continue to incur significant non-cash charges arising from amortization of intangible assets recorded at fair value and share-based compensation, which may materially and adversely affect our results of operations for the quarterly and annual periods including and following the date of completion of the acquisition. In addition, we allocate part of our purchase price for the acquisition to goodwill. We perform a goodwill impairment test annually and evaluate intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We may incur significant impairment expenses in relation to the intangible assets or to goodwill attributable to the acquisition from time to time in the future, which may materially and adversely affect our results of operations.

We rely on online direct sale of computer, communication and consumer electronics for a significant portion of our net revenues.

Historically, online direct sales of electronics products, including home appliances, have accounted for a majority of our total net revenues. We expect that sales of these products will continue to represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, such as a wide array of general merchandise product categories in 2008, cosmetics and other personal care items in 2009, food, beverage, nutritional supplements and books in 2010, music, movies and other media products in 2011, e-books and some private label products in 2012, and groceries in 2013, and we have continually added new products within each product category. We expect to continue to expand our product offerings to diversify our revenue sources in the future. However, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on sales of electronics products. Electronics products and home appliances sold in our online direct sales accounted for 82.2%, 81.9% and 79.0% of our total net revenues in 2012, 2013 and 2014, respectively. Electronic products and home appliances sold in our online direct sales and our online marketplace together accounted for 65.3%, 63.6% and 54.1% of our total GMV in 2012, 2013 and 2014, respectively. We face intense competition from online sellers of electronics products and from established companies with physical stores that are moving into online retail, such as Suning Appliance Company Limited, which operates suning.com. Any event that results in a reduction in our sales of electronics products could materially and adversely affect our ability to maintain or increase our current level of revenue and maintain or improve our business prospects.

Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks.

In recent years, we have expanded our product offerings to include a wide range of products including clothing, handbags, furniture, cosmetics, food, books, toys, and fitness equipment. Expansion into diverse new product categories and substantially increased number of products involves new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable. For those products we sell directly, aside from books, most media products and certain other products, we normally do not have the right to return unsold items to our suppliers.

Our net inventories have increased significantly in recent periods, from RMB4,754 million as of December 31, 2012 to RMB6,386 million as of December 31, 2013 and further to RMB12,191 million (US$1,965 million) as of December 31, 2014. Our annual inventory turnover days were 34.1 days in 2012, 34.2 days in 2013 and 34.8 days in 2014. Annual inventory turnover days are the quotient of total cost of revenues to average inventory over five consecutive quarter ends. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We may not be able to sustain our historical growth rates.

We have experienced rapid growth since we commenced our online retail business in 2004. Our total net revenues increased from RMB8,583 million in 2010 to RMB115,002 million (US$18,535 million) in 2014, for a four-year CAGR of 91.3%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, including decreasing consumer spending, increasing competition, slowing growth of the China retail or China online retail industry, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB1,097 million, RMB1,590 million and RMB4,010 million (US$646 million) of marketing expenses in 2012, 2013 and 2014, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers for our online direct sales. We had approximately 7,200 suppliers as of December 31, 2014. Our suppliers include manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for our online direct sales business excluding the impact from supply chain financing were 42.5 days in 2012, 42.2 days in 2013 and 40.9 days in 2014. Annual accounts payable turnover days are the quotient of total cost of revenues to average accounts payable over five consecutive quarter ends. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Any interruption in the operation of our fulfillment centers, front distribution centers, standalone warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our fulfillment centers, front distribution centers, standalone warehouses, and our delivery and pickup stations. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment centers were rendered incapable of operations, then we may be unable to fulfill any orders in any of the provinces that rely on that center. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested and will continue to invest significant sums in expanding our fulfillment infrastructure and upgrading our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB1.9 billion (US$0.3 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2014. We also paid significant amounts for upgrading our technology platform during the same periods. We expect to continue to invest heavily in our fulfillment and technology capabilities for a number of years. We also intend to continue to add personnel and other resources to our fulfillment infrastructure and technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

Moreover, our heavy investment in building our own fulfillment infrastructure may put us at a competitive disadvantage against those competitors who primarily rely on third-party fulfillment services and focus their investment on improving other aspects of their business. We have designed our own fulfillment infrastructure to satisfy our business and operation requirements and to accommodate our fast growth, but there is no guarantee that we will be successful in meeting our objectives or that our own fulfillment structure will function more effectively and efficiently than third-party solutions.

We use third-party couriers to deliver some orders, and our third-party sellers use couriers to deliver a significant number of orders. If these couriers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure, particularly in smaller and less developed areas. We may also use third-party service providers to ship products from our fulfillment centers or front distribution centers to delivery stations or to deliver bulky item products. Third-party sellers also use third-party couriers if they do not make use of our delivery services. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party couriers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Our online marketplace is subject to risks associated with third-party sellers.

We launched our online marketplace in October 2010, and re-launched Paipai’s C2C marketplace in July 2014 following our acquisition of the business from Tencent in March 2014. As of December 31, 2014, there were over 60,000 third-party sellers on our online marketplace. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. Many of our third-party sellers use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our website. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our website, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party seller, the reputation of our online marketplace and our JD brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

We may also face risks with respect to fraudulent activities on our online marketplace. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplace, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among third-party sellers and customers. In addition to fraudulent transactions with legitimate customers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our online marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm our customers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated GMV from our online marketplace. Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees could severely diminish consumer confidence in us, reduce our ability to attract new or retain current third-party sellers and customers, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our revenues and business prospects.

We generate substantially all of our revenues from online retail. While online retail has existed in China since the 1990s, only recently have certain large online retail companies become profitable. The long-term viability and prospects of various online retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

•                  the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•                  the trust and confidence level of online retail consumers in China, as well as changes in customer demographics and consumer tastes and preferences;

•                  the selection, price and popularity of products that we and our competitors offer online;

•                  whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•                  the development of fulfillment, payment and other ancillary services associated with online purchases.

A decline in the popularity of online shopping in general, or any failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

Furthermore, the retail industry is very sensitive to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013. See “Item 15. Controls and Procedures.” As of December 31, 2014, we determined that the above mentioned material weakness had been remediated. However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We also expect to incur significant costs and expenses associated with our becoming a public company, including costs to prepare for our first Sarbanes-Oxley Act of 2002 Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that will apply to us as a public company.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, and other executive officers. The majority of our senior management joined us in the past three years. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2014, we employed a total of 47,862 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from approximately 7,200 suppliers as of December 31, 2014. Third-party sellers on our online marketplace are separately responsible for sourcing the products they sell on our website. As of December 31, 2014, we had over 60,000 third-party sellers on our online marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our website and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful.

In the event that counterfeit, unauthorized or infringing products are sold on our website or infringing content is posted on our website, we could face claims that we should be held liable. We have in the past received claims alleging our infringement of third parties’ rights. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Under our standard form agreements, we require suppliers or third-party sellers to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party sellers. However, not all of our agreements with suppliers and third-party sellers have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.”

We may be subject to product liability claims if people or properties are harmed by the products we sell.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our website and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. All of our sales of products are made online through our website and mobile applications, and the fulfillment services we provide to third-party sellers are related to sales of their products through our website and mobile applications. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our website. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. In addition, we experience surges in online traffic and orders associated with promotional activities and holiday seasons, such as June 18 and November 11, which can put additional demands on our technology platform at specific times. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China’s internet infrastructure could impair our ability to sell products over our website and mobile applications, which could cause us to lose customers and harm our operating results.

All of our sales of products are made online through our website and mobile applications, and the fulfillment services we provide to third-party sellers are related to sales of their products through our website and mobile applications. Our business depends on the performance and reliability of the internet infrastructure in China. The availability of our website depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our website. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our website and mobile applications and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our website, mobile applications and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website and mobile applications. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our website, mobile applications, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our customers downloading our specific mobile applications for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the online retail industry is the secure storage of confidential information and its secure transmission over public networks. All of the orders and some of the payments for products we offer are made through our website and our mobile applications. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our website and use of our mobile applications. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our website’s or mobile applications’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network (CSDN) in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As online retail continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including payment on delivery, bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as 99Bill, CMPay and UnionPay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. We also rely on third parties to provide payment processing services. Although we deliver a majority of the orders directly to customers ourselves, we use contracted third-party couriers to service areas that are not directly covered by our delivery network. Given that customers place their orders online but often choose the cash-on-delivery option, the delivery personnel of our contracted third-party couriers collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the recently amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Product Quality and Consumer Protection.” These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

We have limited experience in operating an internet finance business. Increased exposure to credit risks or significant deterioration in the asset quality of our internet finance business may have a material adverse effect on our business, results of operations and financial condition.

We have recently started to participate in the emerging internet finance sector in China. We have developed various financial products, including supply chain financing and microcredit, as additional value-added services we provide to our suppliers and third-party sellers on our online marketplace, and consumer financing. Expansion in this new business area involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the internet finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer. In addition, our account receivables increased over 2014 due to the credit we extended for our financial products, which in turn increased our exposure to bad debts. The risk of nonpayment of loans is inherent in the financing business and we are subject to credit risk resulting from defaults in payment for loans by the suppliers, third-party sellers on our marketplace and customers.  Credit risks are exacerbated in microcredit and consumer financing because there is relatively limited information available about the credit histories of the third-party sellers and customers. There can be no assurances that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our internet finance business. Deterioration in the overall quality of loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global finance sectors, which may adversely affect the businesses, operations or liquidity of our suppliers, third-party sellers and customers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our internet finance business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

Approximately 29% of the lessors of our leased warehouses, approximately 2% of the lessors of our leased offices, and approximately 10% of the lessors of our leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices, customer service center, warehouses, sorting centers, and delivery and pickup stations. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Transport, the State Post Bureau and the People’s Bank of China. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier, road freight transportation and internet finance industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of the date of this annual report, we have obtained two cross-provincial Courier Service Operation Permits that allow Jiangsu Jingdong and Jingbangda, two of our PRC subsidiaries providing logistics services, to operate an express delivery business in 30 provinces and 45 cities in China. As of December 31, 2014, Jiangsu Jingdong and its 31 branches, Jingbangda and its 36 branches have obtained Courier Service Operation Permits. As of the same date, Jiangsu Jingdong and its 27 branches, Jingbangda and its 5  branches have obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China and for additional Road Transportation Operation Permits for Jiangsu Jingdong’s other branches, and Jingbangda’s branches from the appropriate level of government authorities and obtaining necessary licenses for all of our vehicles used for transporting goods. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

In addition, the online services and payment services provided by Jingdong 360, one of our consolidated variable interest entities, for our PRC subsidiaries and third-party sellers on our website may be considered as online data processing and transaction processing services and subject to license from the MIIT. We are in the process of applying for additional expansion of the scope of Jingdong 360’s value-added telecommunication license to cover online data processing and transaction processing services. However, we cannot assure you that we can obtain the approval to expand the scope of such license in a timely manner, or at all. Also we issue one type of prepaid cards which can be used to buy most of the products sold on our website, including those sold by third-party sellers on our online marketplace. These cards may be deemed to be multiple-purpose commercial pre-paid cards and if so, a license from the relevant authority is required. An indirect wholly owned subsidiary of Jingdong 360 has applied to the relevant government authority for the expansion of the business types covered by its Payment Service License to cover issuance and acceptance of pre-paid cards, and the application has been publicized by the relevant government authority on its official website. However, we cannot assure you that we can obtain the approval to expand the business types of the license in a timely manner, or at all.

Furthermore, we work with some lottery issuers and lottery sales agents to sell lottery tickets on our website, through which we provide the online selling platform service to the lottery issuers and lottery sales agents. Under PRC law, any lottery issuer wishing to launch online lottery sales, after obtaining the approval from the relevant authority, is required to submit the application as well as the information on the internet service provider for online lottery sales to the Ministry of Finance for its examination and approval. As of the date of this annual report, it is unclear to us whether our lottery business partners have obtained such approval from the Ministry of Finance for their online lottery business.

There may be some defects with respect to the process of establishing certain of our indirect subsidiaries in China. Certain subsidiaries of our wholly foreign-owned subsidiaries in China were established without obtaining the prior approval from the relevant government authorities that supervise the relevant industries, and some obtain the relevant permits from the government authority at a level lower than as required. We have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities with respect to these defects. However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals, or the permits from proper level of government authorities to cure the defects, or take any other actions retrospectively in the future. If the relevant government authorities require us to cure such defects, we cannot assure you that we will be able to obtain the approvals, or the permits from proper level of government authorities, in a timely manner or at all.

If the PRC government considers that we were operating without the proper approvals, licenses or permits, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. See “Item 4.B. Information on the Company—Business Overview—Regulation—Licenses and Permits.” We have made great efforts to obtain all the applicable licenses and permits, but due to the large number of products sold on our website, we may not always be able to do so and we were penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before.

As online retail and internet finance are evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses and internet finance businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. For example, in December 2013, as reported by several media outlets, the General Office of the State Council issued a notice to strengthen the supervision on “phantom banks”, including new-style internet finance companies, non-financial wealth management companies, financing guarantee companies and microcredit companies, so as to promote the development and innovation of the financial markets as well as to prevent financial crises. Accordingly, if the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a stock issuance plan in June 2008, an employee stock incentive plan in February 2009, an employee stock incentive plan in March 2010, an employee stock incentive plan in April 2011 and a special employee stock incentive plan in April 2011. We refer to these five plans collectively as the Original Plans. On December 20, 2013, we adopted our 2013 Share Incentive Plan, or the 2013 Plan, to replace all of the Original Plans, and amended and restated the 2013 Plan in March 2014 increasing the number of shares reserved for future awards under the 2013 Plan. In November 2014, the 2013 Plan was replaced by a share incentive plan entitled “Share Incentive Plan” containing substantially the same terms as the 2013 Plan. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion. For the years ended December 31, 2012, 2013 and 2014, we recorded RMB225 million, RMB261 million and RMB4,250 million (US$685 million), respectively, in share-based compensation expenses. In the first quarter of 2014, we granted 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, and we incurred share-based compensation expenses in connection with Mr. Liu in an estimated amount of US$591 million in the quarter. In the same quarter, we granted additional 12,296,594 restricted share units and options to purchase an aggregate of 1,955,000 ordinary shares to former Tencent employees who had joined or would join us after our transactions with Tencent, and certain of our existing employees and consultants, and we incurred additional share-based compensation expenses in connection with these grants. In addition, we granted 147,702, 2,950,220 and 1,099,000 restricted share units in May 2014, July 2014 and October 2014, respectively, and also granted options to purchase an aggregate number of 790,000 ordinary shares in October 2014, to our employees and certain consultants. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with online retail in particular. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our business, both of which can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild due to the rapid growth we have experienced and may increase further in the future. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Future strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, if we are presented with appropriate opportunities, we may continue to do so in the future. In February 2015, we invested a combination of US$400 million in cash and certain resources, including exclusive access to the new and used car channels on our e-commerce sites including mobile apps and additional support from our key platforms, as consideration for newly issued ordinary shares from Bitauto Holdings Limited, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry, and also invested US$100 million in newly issued series A preferred shares of Yixin Capital Limited, a subsidiary of Bitauto Holdings Limited primarily engaged in e-commerce-related automotive financing platform business. Investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at one location. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and research and development personnel. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our founder, chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our founder, chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2015, Mr. Liu beneficially owned 82.8% of the aggregate voting power of our company, including the 13.5% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 87,719,702 Class B ordinary shares, representing 13.5% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Original Plans, which were replaced by the 2013 Plan and further by the current Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises this 13.5% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 13.5% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under our current memorandum and articles of association, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, customers and revenues and adversely affect the price of our ADSs.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our ADSs.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service center, and may even require a temporary closure of our facilities. In August 2014, a severe earthquake hit part of Yunnan province in south western China, which resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing, Shanghai, Guangzhou, Wuhan, Chengdu, Shenyang or Xi’an, or any other city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. In January 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ordinary shares from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, and foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. In addition, foreign investors may engage in air freight transport agency services in China only in the form of equity or contractual joint ventures between foreign and Chinese investors.

We are a Cayman Islands company and our PRC subsidiaries Jingdong Century, Star East, Jingbangda and Shanghai Shengdayuan are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or sell audio and video products in China or provide certain other restricted services related to our businesses, such as air freight transport agency services. As a result, we conduct or will conduct such business activities through our variable interest entities in PRC, including Jingdong 360 and Jiangsu Yuanzhou. Jingdong 360 holds our ICP license as an internet information provider.  Jiangsu Yuanzhou primarily conducts the sale of books and audio and video products.

All of Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in PRC are 45% owned by Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, and 55% owned by Mr. Jiaming Sun, our employee. Mr. Liu and Mr. Sun are both PRC citizens. We entered into a series of contractual arrangements with Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China and their respective shareholders, which enable us to:

•                  exercise effective control over Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China;

•                  receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China; and

•                  have an exclusive option to purchase all or part of the equity interests in Jingdong 360,  Jiangsu Yuanzhou and other variable interest entities in China when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China and hence consolidate their financial results as our variable interest entities. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of Jingdong Century and our variable interest entities in China comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between Jingdong Century, our variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”  It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses of such entities;

•                  discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and variable interest entities;

•                  imposing fines, confiscating the income from our variable interest entities, or imposing other requirements with which we or our variable interest entities may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entities and deregistering the equity pledges of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities; or

•                  restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our variable interest entities or our right to receive substantially all the economic benefits and residual returns from our variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our variable interest entities and their shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Jingdong 360 and its shareholders to hold our ICP license as an internet information provider, contractual arrangements with Jiangsu Yuanzhou and its shareholders to conduct the sale of books and audio and video products and contractual arrangements with other variable interest entities for the relevant restricted businesses. Jingdong 360 has an indirect wholly owned subsidiary that holds our online payment license and provides online payment and settlement services. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

If we had direct ownership of our variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our variable interest entities and their respective shareholders of their obligations under the contracts to exercise control over our variable interest entities. However, the shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our variable interest entities. We may replace the shareholders of our variable interest entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of our variable interest entities were to refuse to transfer their equity interest in the variable interest entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

Our variable interest entities hold our necessary licenses and permits including ICP license, online payment license and Aviation Transport Sales Agency Certificate and conduct our sales of books and audio and video products (including publication of e-books and online audio and video products). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate substantially all of our revenues from products and services that are offered to customers through our website and mobile applications and any interruption in our ability to use our website and mobile applications may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are the shareholders of each of our variable interest entities, Jingdong 360, Jiangsu Yuanzhou, Bejing Yuanyi and Beijing Jiasheng. Mr. Richard Qiangdong Liu is our founder, chairman and chief executive officer, while Mr. Jiaming Sun is an employee of ours. The shareholders of our variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Richard Qiangdong Liu is also a director and executive officer of our company. We rely on Mr. Liu to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Jingdong Century for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jingdong Century to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affected our financial condition and the value of your investment.”

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff welfare and bonus fund. The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated variable interest entities. We may make loans to our PRC subsidiaries and consolidated variable interest entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Jingdong Century are approximately US$1,150 million and US$690 million, respectively, which means Jingdong Century cannot obtain loans in excess of US$460 million from our entities outside of China currently. The current statutory limit on the loans to our other wholly foreign-owned subsidiaries in China, such as Star East, Jingbangda, Shanghai Shengdayuan and Nanjing Paipai Blue Sky Information Technology Co. Ltd., is RMB1,800 million (US$290 million), RMB2,000 million (US$322 million), US$49 million and US$32 million, respectively.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. On March 30, 2015, SAFE issued SAFE Circular No.19, which will take effective and replace SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No.19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. The applicable circulars may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our consolidated variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert the foreign currency into RMB to invest in or establish certain other PRC companies in China.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and our consolidated variable interest entities, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that currently conducted by our consolidated variable interest entities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular No. 142 or SAFE Circular No. 19 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated variable interest entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Jingdong Century, our wholly owned subsidiary in China,  our variable interest entities in China, and their respective shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust those variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on our variable interest entities for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay punitive interest.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the Ministry of Commerce solicited public comments on this draft in January and February this year, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce or its local branches, treated as a PRC domestic investor provided that the entity is ‘‘controlled’’ by PRC entities and/or citizens. In this connection, ‘‘control’’ is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  If the foreign investment falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by the Ministry of Commerce or its local branches would be required.  Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 4.C. Information on the Company—Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimately controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies) Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

As of the date of this annual report, over 50% of the voting power of our issued and outstanding share capital is controlled by PRC nationals. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered in the draft. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure.  Moreover, it is uncertain whether the industry of providing value-added telecommunication services or selling audio and video products, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance, to be completed by companies with existing VIE structure like us, or we plan to apply for determination on the PRC investor during the clearance process, we face uncertainties as to whether such clearance or ratification can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign invested entities. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with the information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and hurt our business and results of operations. For example, the recently amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

We only have control over our website through contractual arrangements. We do not own the website in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Jingdong 360, our PRC consolidated variable interest entity, holds an ICP license and operates our website. Jingdong 360 owns the relevant domain names and registered trademarks and has the necessary personnel to operate such website.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register our operating offices outside of our residence addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We had 3,210 delivery stations and pickup stations in 1,862 counties and districts across China as of December 31, 2014. We seek to register branch offices in all the locations where we have delivery stations and pickup stations. However, as of the date of this annual report, we have not been able to register branch offices in all of these locations. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our wholly foreign-owned subsidiaries in China to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No.37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE issued SAFE Circular No. 13, which will take effect on June 1, 2015.  SAFE Circular No. 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the SAFE Circular No. 37, except that those PRC residents who have failed to comply with the SAFE Circular No. 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. Mr. Richard Qiangdong Liu, our founder and shareholder, has completed required registrations with SAFE in relation to our financing and restructuring and will make amendments when needed and required in accordance with SAFE Circular No. 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB42 million, RMB120 million and RMB215 million (US$35 million) in financial incentives from local governments relating to our business operations in 2012, 2013 and 2014, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of JD.com, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10.E. Additional Information—Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that JD.com, Inc. or any of its subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, they would be subject to a 25% enterprise income tax on their global income. If these entities derive income other than dividends from their wholly owned subsidiaries in the PRC, a 25% enterprise income tax on their global income may increase our tax burden. If JD.com, Inc. or any of its subsidiaries outside of China is classified as a PRC resident enterprise, dividends paid to it from its wholly owned subsidiaries in China may be regarded as tax-exempted income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the PRC Enterprise Income Tax Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC income tax purposes.

In addition, if JD.com, Inc. is classified as a PRC resident enterprise for PRC tax purposes and unless a tax treaty or similar arrangement provides otherwise, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of JD.com, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that JD.com, Inc. is treated as a PRC resident enterprise.

Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the State Administration of Taxation issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. If our Hong Kong subsidiaries are, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009 , or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, excluding trading of a public overseas company’s shares through stock exchanges without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.

Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC income tax from the transfer price if the indirect transfer is subject to the PRC enterprise income tax.  If the withholding agent fails to do so, the transferor should report to and pay the tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7, according to the applicable law, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile.

Since our ADSs became listed on NASDAQ on May 22, 2014, the trading price of our ADSs has ranged from US$19.94 to US$33.10 per ADS in 2014. The trading prices of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•                  regulatory developments affecting us or our industry, customers, suppliers or third-party sellers;

•                  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other online retail or e-commerce companies;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  conditions in the online retail market;

•                  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•                  additions to or departures of our senior management;

•                  fluctuations of exchange rates between the RMB and the U.S. dollar;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•                  sales or perceived potential sales of additional ordinary shares or ADSs; and

•                  proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Our shareholders may by ordinary resolutions declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2015, we had 2,766,369,452 ordinary shares outstanding, comprising of (i) 2,229,204,761 Class A ordinary shares (excluding the 27,387,198 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 537,164,691 Class B ordinary shares. Among these shares, 1,244,023,110 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Huang River Investment Limited, a company wholly owned by Tencent, continues to be subject to the lock-up obligations in connection with its investment in our company in March 2014, pursuant to which it has agreed not to sell or transfer any of the 486,245,393 Class A ordinary shares it holds during the three-year period commencing from March 10, 2014, subject to limited exceptions. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability organized under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these persons in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company wholly owned by our founder, chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of March 31, 2015, Mr. Liu beneficially owned 82.8% of the aggregate voting power of our company, including the 13.5% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. In addition, our memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a Cayman Islands company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ corporate governance listing standards.

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For example, neither the Companies Law (2013 Revision) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. The average percentage of a corporation’s assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets, however, if the corporation is a “controlled foreign corporation,” or CFC, that is not a publicly traded corporation for the taxable year. If we are treated as a CFC for United States federal income tax purposes for any portion of our taxable year ended December 31, 2014, we would likely be classified as a PFIC for that year. Although no assurances can be made in this regard, based on our shareholder composition during the taxable year ended December 31, 2014, we believe that we were not a CFC for any portion of such taxable year.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits and obligated to absorb substantially all of the losses associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that that we are not the owner of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2014 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2014 and we do not expect to be classified as a PFIC in the foreseeable future. Because PFIC status is a fact-intensive determination and our expectation for our taxable year ended December 31, 2014 is based, in part, on our belief that we were not CFC for any portion of such taxable year, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, a U.S. Holder may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. If we are so classified, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC. See the discussion under “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “deemed sale” election.

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NASDAQ, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

Item 4.                                                         Information on the Company

A.                                    History and Development of the Company

Our founder, Mr. Richard Qiangdong Liu, launched an online retail website in January 2004. He subsequently formed a company in Beijing and another company in Shanghai and conducted his online retail business through these two companies. In November 2006, we incorporated Star Wave Investments Holdings Limited under the laws of the British Virgin Islands as our offshore holding company in order to facilitate international financing. We later changed the name of this entity to 360buy Jingdong Inc. In January 2014, 360buy Jingdong Inc. was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed JD.com, Inc.

In April 2007, we established a wholly owned PRC subsidiary, Beijing Jingdong Century Trade Co., Ltd., or Jingdong Century, and we acquired certain intellectual property rights from the two companies our founder had established earlier, which ceased business operations and were later liquidated and dissolved. Since then, Jingdong Century has established a variety of subsidiaries in China to engage in wholesale and retail sales, courier services, research and development, and internet finance.

We assisted in establishing Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, in April 2007. Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are the shareholders of Jingdong 360, with Mr. Liu owning 45% and Mr. Sun owning 55% as of the date of this annual report. We obtained control over Jingdong 360 through Jingdong Century in April 2007 by entering into a series of contractual arrangements with Jingdong 360 and the shareholders of Jingdong 360 which we refer to as the Jingdong 360 Agreements. The Jingdong 360 Agreements were subsequently amended and restated in April 2011 and again in May 2012, and some of the Jingdong 360 Agreements were further amended and restated in December 2013. Jingdong 360 holds our ICP license as an internet information provider and operates our website www.jd.com. In October 2012, Jingdong 360 acquired, through its wholly owned subsidiary, an online payment service provider which currently holds our online payment license and provides online payment services. As a result of our ownership of Jingdong Century, we became the primary beneficiary of Jingdong 360 in April 2007. We treat Jingdong 360 as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We assisted in establishing Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, in September 2010. Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are also the shareholders of Jiangsu Yuanzhou, with Mr. Liu owning 45% and Mr. Sun owning 55% as of the date of this annual report. We obtained control over Jiangsu Yuanzhou through Jingdong Century by commitments between Mr. Liu, Mr. Sun, Jiangsu Yuanzhou and Jingdong Century at the time Jiangsu Yuanzhou was established. Jingdong Century entered into a series of contractual arrangements with Jiangsu Yuanzhou and its shareholders in April 2011 which we refer to as the Jiangsu Yuanzhou Agreements. The Jiangsu Yuanzhou Agreements were subsequently amended and restated in May 2012, and some of the Jiangsu Yuanzhou Agreements were further amended and restated in November 2012 and December 2013. Jiangsu Yuanzhou primarily conducts the sale of books and audio and video products. We became the primary beneficiary of Jiangsu Yuanzhou in September 2010. We treat Jiangsu Yuanzhou as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

In April 2011, we established a wholly owned PRC subsidiary, Shanghai Shengdayuan Information Technology Co., Ltd., or Shanghai Shengdayuan. Currently, Shanghai Shengdayuan primarily operates our online marketplace business.

In April 2012, we established an additional wholly owned PRC subsidiary, Tianjin Star East Corporation Limited, or Star East, which is expected to provide primarily warehousing and related services.

In August 2012, we established an additional wholly owned PRC subsidiary, Beijing Jingbangda Trade Co., Ltd., or Jingbangda, which is expected to provide primarily courier services.

In January 2014, our wholly owned subsidiary, JD.com International Limited, which was previously established in Hong Kong, became the intermediate holding company owning 100% of Jingdong Century.

In March 2014, we entered into a series of agreements with Tencent and its affiliates pursuant to which we acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. In connection with the acquisition, four PRC entities formerly owned or controlled by Tencent became subsidiaries of our wholly owned PRC subsidiaries and our variable interest entity. We also entered into a five-year strategic cooperation agreement and an eight-year non-compete agreement with Tencent.

On May 22, 2014, our ADSs commenced trading on NASDAQ under the symbol “JD.” We raised from our initial public offering approximately US$1.5 billion in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Concurrently with our initial public offering, we also raised US$1.3 billion from Huang River Investment Limited, our existing shareholder, in a private placement.

In December 2014, we completed a secondary public offering, pursuant to which certain selling shareholders sold an aggregate of 26,003,171 ADSs, representing 52,006,342 Class A ordinary shares, for an aggregate gross proceeds of approximately US$619 million, and we did not sell any ADSs in the offering.

We assisted in establishing Beijing Yuanyi Freight Forwarding Co., Ltd., or Beijing Yuanyi, in June 2014, and Beijing Jiasheng Investment Management Co., Ltd, or Beijing Jiasheng, in November 2014. Jingdong Century entered into a series of contractual arrangements with each of these entities and their respective shareholders in December 2014. We plan to provide sales agency services for air freight transport through Beijing Yuanyi, which will hold the license for such services, and plan to use Beijing Jiasheng to make investments in businesses that are subject to foreign ownership restrictions. We became the primary beneficiary of Beijing Yuanyi and Beijing Jiasheng in December 2014. We treat them as our variable interest entities, and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In February 2015, we completed our investment into Bitauto Holdings Limited, a leading provider of internet content and marketing services for China’s fast-growing automotive industry and listed on the NYSE, and Yixin Capital Limited, a subsidiary of Bitauto Holdings Limited primarily engaged in e-commerce-related automotive financing platform business. We invested a combination of US$400 million in cash and certain resources, including exclusive access to the new and used car channels on our e-commerce sites including mobile apps and additional support from our key platforms, as consideration for newly issued ordinary shares from Bitauto Holdings Limited. In addition, we invested US$100 million in newly issued series A preferred shares of Yixin Capital Limited. At the closing of the transactions, we held approximately 25% of Bitauto Holdings Limited on a fully diluted basis, and 17.7% of Yixin Capital Limited.

B.                                    Business Overview

We are the largest online direct sales company in China in terms of transaction volume in 2014, with a market share in China of 49.0%, according to iResearch. Our GMV increased from RMB73.3 billion in 2012 to RMB125.5 billion in 2013 and further to RMB260.2 billion (US$41.9 billion) in 2014. We believe we are also the largest retailer in China in terms of net revenues in 2014.

We believe we provide consumers an enjoyable online retail experience. Through our content-rich and user-friendly website www.jd.com and mobile applications, we offer a wide selection of authentic products at competitive prices which are delivered in a speedy and reliable manner. We also offer convenient online and in-person payment options and comprehensive customer services. In order to have better control over fulfillment and to ensure customer satisfaction, we have built our own nationwide fulfillment infrastructure and last-mile delivery network, staffed by our own employees, which supports both our online direct sales and our online marketplace businesses. We have established strong relationships with our suppliers as we develop our online direct sales business. Leveraging our strengths, we launched our online marketplace business in 2010, which has allowed us to significantly expand our selection of products and services.

As a result of our superior customer experience, our business has grown rapidly. As a result of the rapid growth of the number of products we offer through online direct sales and marketplace, electronic products and home appliances accounted for 65.3%, 63.6% and 54.1% of our total GMV in 2012, 2013 and 2014, respectively, and general merchandise and others for 34.7%, 36.4% and 45.9%.

We foster an interactive user community that discusses, rates and reviews our products and services. We believe we have the largest online product review database of any online direct sales company in China with approximately 518 million product reviews generated by our customers as of December 31, 2014. We had 29.3 million, 47.4 million and 96.6 million annual active customer accounts and fulfilled approximately 193.8 million, 323.3 million and 689.0 million orders in 2012, 2013 and 2014, respectively.

Timely and reliable fulfillment is critical to the success of an online retail business. Given the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services, we made a strategic decision in 2007 to build and operate our own nationwide fulfillment infrastructure. We believe we have the largest fulfillment infrastructure of any e-commerce company in China. We operated 123 warehouses with an aggregate gross floor area of approximately 2.2 million square meters in 40 cities and 3,210 delivery stations and pickup stations in 1,862 counties and districts across China as of December 31, 2014, and had 35,282 delivery personnel, 12,580 warehouse staff and 7,758 customer service personnel as of the same date. Leveraging this nationwide fulfillment infrastructure, we deliver a majority of the orders directly to customers ourselves, over 80% of which were delivered on the day the order was placed or the day after. As of December 31, 2014, we provided same-day delivery in 134 counties and districts under our 211 program and next-day delivery in another 866 counties and districts across China.

We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology platform that supports our rapid growth and enables us to provide value-added technology services. In addition, our sophisticated business intelligence system enables us to refine our merchandise sourcing strategy to manage our inventory turnover and control costs and to leverage our large customer database to create customized product recommendations and cost-effective and targeted advertising.

We introduced an online marketplace to leverage our brand recognition, large and growing customer base, extensive transaction data, fulfillment infrastructure and proprietary technology platform. Our online marketplace allows us to provide customers a much greater selection of products. Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with a 18.6% market share based on transaction volume in 2014, according to iResearch. We attract and select third-party sellers to offer authentic products to our customers through our online marketplace. We monitor third-party sellers’ performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality customer service. In addition to basic transaction processing and billing services, we offer third-party sellers a suite of value-added fulfillment and other services.

Core Philosophy

Our core philosophy to put customers always as our top priority can be illustrated by the following:

•                  Our team is the foundation of our company. We have built a strong and dedicated team and made significant efforts in hiring, training and retaining our workforce.

•                  To support our anticipated growth, we have developed a platform of comprehensive IT, logistics and financial systems to manage our flow of products, services, information and finances.

•                  Our data-driven management employs an array of key performance indicators to minimize costs and maximize efficiency in our operations.

•                  As a result, we are able to offer a broad selection of authentic products at competitive prices with comprehensive services. We strive to create a compelling online shopping experience that generates customer loyalty.

Our Business Model

Since founding our company, we have focused on developing our online direct sales business as well as building our own fulfillment infrastructure, including last mile delivery capability, and our proprietary technology platform to support our operations. As our online direct sales business grew substantially in size, we launched our online marketplace to complement it to expand our product offerings, leverage our established fulfillment infrastructure and technology platform and ensure superior customer experience. We believe that the combination of our online direct sales and online marketplace with our own nationwide fulfillment infrastructure and technology platform makes us an uniquely strong player in China’s online retail industry in terms of providing superior customer experience.

Leveraging the significant scale of our business, we have also begun to offer other services that are complementary to our core business, create significant value to our business partners, including third-party sellers and suppliers, and ultimately benefit our business and customers.

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We started selling computer products online in 2004 and had introduced mobile handsets, consumer electronics products and autoparts and accessories by 2007. We significantly expanded our product offerings in 2008 with home appliances and a wide array of general merchandise product categories, such as home furniture, household goods, luxury goods, sports equipment and mother and childcare products. We began to offer clothing, shoes, and cosmetics and other personal care items in 2009, food, beverage, nutritional supplements, and books in 2010, music, movies and other media products in 2011, e-books and some private label products in 2012, and groceries in 2013. As a result, net revenues from electronics products, which includes computers, mobile handsets and other mobile digital products, and home appliances, has declined as a percentage of our total net revenues.

Online Marketplace

In our online marketplace business, third-party sellers offer products to customers over our online marketplace and pay us commissions on their sales. We launched our online marketplace in October 2010, and have been bringing new products and services to our online marketplace since then. For example, we began to offer ticketing services in 2011, travel-related products and services in 2012, and fresh produce and other groceries in 2013. As of December 31, 2014, there were over 60,000 third-party sellers over our online marketplace. The GMV from our online marketplace increased from RMB16.6 billion in 2012 to RMB31.8 billion in 2013, and further to RMB100.9 billion (US$16.3 billion) in 2014. We provide transaction processing and billing services on all orders on our online marketplace, and we leverage our own nationwide fulfillment infrastructure to offer our third-party sellers additional value-added services, including delivery services or a combination of warehousing and delivery services. We require third-party sellers to meet our standards for authenticity and reliability. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

We re-launched Paipai’s C2C marketplace in July 2014 following our acquisition of the business from Tencent in March 2014. The enhanced platform is dedicated to providing consumers with increased selection of long-tail products. We believe that this C2C business complements our existing online marketplace business, and we intend to invest significant resources in expanding Paipai’s C2C marketplace.

Other Services

The significant scale of our business allows us to provide a variety of services to create value for our business partners and ultimately benefit our customers. For example, we provide extra value-added fulfillment services to the third-party sellers on our online marketplace, including their choice of either delivery services or a combination of warehousing plus delivery services, in addition to the basic transaction processing and billing services that we provide to them at no extra cost. We also provide online marketing services in various formats, including a proprietary online marketing technology platform we recently launched to offer services to our suppliers and sellers on our marketplace.

In addition, we have begun to engage in internet financing activities and we have developed various financial products, including supply chain financing and microcredit, as additional value-added services we provide to our suppliers and third-party sellers on our online marketplace, and consumer financing. We will continue to develop innovative financial products that can further leverage our strengths in online retail and our technology platform, and we have also launched our own online payment platform.

We believe we are well positioned to provide online-to-offline (O2O) solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and our established nationwide fulfillment infrastructure. We have started cooperating with some local retail chains, convenience stores and hypermarkets in a number of cities to offer their products on our website and deliver their products to our customers on a trial basis.

Transactions with Tencent

On March 10, 2014, we acquired certain e-commerce businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with, Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China including instant messaging, social networking, online games and online media. As part of the strategic partnership, Tencent agrees to offer us prominent level 1 access points in its mobile applications Weixin and Mobile QQ and provide internet traffic and other support from other key platforms to us. Level 1 access points refer to entries and links that Tencent users can directly access on the interfaces that will launch after one click on the home interface on Tencent’s mobile applications. We launched level 1 access on Tencent’s Weixin platform for selected Weixin users in Beijing and Shanghai first in May 2014 and subsequently rolled it out to all Weixin users in June 2014, and we also launched direct access on Tencent’s Mobile QQ in August 2014. We expect our prominent level 1 access on Weixin and Mobile QQ will help us generate mobile user traffic from Tencent’s large mobile user base and enhance our customers’ mobile shopping experience.

The two parties agree to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement has a term of five years and applies within the territory of the Greater China, including Hong Kong, Macau and Taiwan. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any direct sales or managed marketplace business model in physical goods e-commerce businesses in Greater China and a few selected international markets for a period of eight years, whether through a direct sales or managed marketplace business model, other than through its controlled affiliate Shanghai Icson E-Commerce Development Company Limited, or Shanghai Icson. We expect to further leverage the strategic partnership with Tencent to enhance our customers’ online shopping experience, reach Tencent’s large mobile and internet user base and further expand our presence on mobile commerce.

On the same date, we entered into a series of agreements with Tencent and its affiliates pursuant to which we have acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. Paipai and QQ Wanggou, which we acquired from Tencent, are online marketplaces in China that bring buyers and sellers together online. Paipai is a consumer-to-consumer or C2C marketplace, whereas QQ Wanggou is a business-to-consumer or B2C marketplace. In July 2014, we re-launched Paipai’s C2C marketplace, with the enhanced platform dedicated to providing consumers with increased selection of long-tail products. The addition of Tencent’s physical goods e-commerce websites complements our existing online marketplace business and enhances our ability to attract third-party sellers and in particular cultivate smaller third-party sellers that are more suitable for C2C selling through Paipai but may develop over time into B2C selling. In addition, we have the right to acquire the remaining equity of Shanghai Icson by March 10, 2017 at the higher of the then fair value of Shanghai Icson or RMB800 million (US$129 million). Shanghai Icson operates a B2C e-commerce platform in China.

Concurrent with the above transactions, the execution of the strategic cooperation agreement and for US$214.7 million in cash to us, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% of our total issued and outstanding shares as of the closing of the transaction, calculated on a fully diluted basis under the treasury method. We paid Tencent RMB181 million (US$29 million) in cash as part of the consideration for the transaction during 2014. As part of the agreements, in a private placement concurrent with our initial public offering in May 2014, we issued an aggregate of 139,493,960 Class A ordinary shares to Huang River Investment Limited at the per share equivalent of the price to the public, representing 5% of our total issued and outstanding shares on a fully diluted basis immediately following the completion of our initial public offering. Huang River Investment Limited has agreed not to sell or transfer any of the 486,245,393 Class A ordinary shares it holds during the three-year period commencing from March 10, 2014, subject to limited exceptions.

We expect to leverage our strategic partnership with Tencent to enhance our ability to increase internet and mobile user traffic to our website, to strengthen our direct sales and marketplace businesses on internet and mobile. Tencent has a large mobile internet user base, as evidenced by 500 million monthly active user accounts on Tencent’s mobile applications Weixin and Wechat as of December 31, 2014 based on publicly available data. We expect our level 1 access points on Tencent’s mobile applications will raise our profile among China’s fast growing and large mobile internet users, many of whom frequently use Weixin in their daily lives. We have further strengthened our team with the addition of former employees from Tencent. Finally, the acquisition of Paipai and QQ Wanggou establishes our presence in the C2C marketplace while increasing our market share in our core B2C business.

Customer Experience

Our slogan is “ ” (selection, speed, quality, value), and we are committed to optimizing customer experience and achieving customer satisfaction. This commitment drives every aspect of our operations, which are focused on six core components: extensive product offerings, compelling online experience, competitive pricing, timely and accurate fulfillment, convenient payment options and superior customer service.

Products

We continually seek to add more products that appeal to our target customers. The number of products we offer has grown rapidly. Our offerings are organized into 15 product categories on our website:

•                  computers, including desktop, laptop, notebook and other varieties, as well as printers and other office equipment;

•                  mobile handsets and other digital products;

•                  home appliances;

•                  automobiles and accessories;

•                  clothing and shoes;

•                  luxury goods, including handbags, watches and jewelry;

•                  furniture and household goods;

•                  cosmetics and other personal care items;

•                  food;

•                  nutritional supplements;

•                  books, e-books, music, movies and other media products;

•                  mother and childcare products and toys;

•                  sports and fitness equipment;

•                  virtual goods, including domestic airplane tickets, hotel room reservations, tickets to the performing arts, and credits for online games and cell phones; and

•                  internet financing services and financial products

Each of these categories is further divided into numerous subcategories to facilitate browsing.

In building up our product offerings, we focus on quality as well as quantity. Due to our nationwide reach and our efficient fulfillment system, suppliers often choose us to launch new products that they expect will be in high demand, and we often act as the exclusive distributor for a period of days or weeks when a hot new product first becomes available for sale to the public.

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers and increasing orders. We make sales primarily through our content-rich and user-friendly website www.jd.com and mobile applications. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed applications and features adapted to mobile internet users, and we currently offer mobile access through our mobile website m.jd.com and our various iOS, Android and Windows-based mobile applications. As part of our strategic partnership with Tencent, we have launched level 1 access on Tencent’s Weixin and Mobile QQ, whereby Tencent users can easily access our product offerings and have enjoyable mobile shopping experience. Approximately 36.0% of our orders fulfilled were placed through our mobile applications in the fourth quarter of 2014, as compared to approximately 14.4% in the fourth quarter of 2013.

Our website contains the following information and features:

Comprehensive product information.  Each product page contains pictures of the product, the price, a pull-down menu to show whether the product is in stock at the customer’s location, customer reviews and ratings, the discount from the suggested retail price, and whether the product will be delivered by us or by one of our third-party sellers. Depending on the type of product, there will be additional information to help the customer make a purchase decision or recommendations to steer the customer towards additional products.

Interactive user community.  Our website contains a large volume of helpful user-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting membership points for posting reviews and ratings, and popular products may have thousands of reviews. We believe that we have the largest online product review database of any online direct sales company in China, which benefits our customers, suppliers and third-party sellers. We provide discussion boards where customers can discuss topics of mutual interest, respond to each other’s questions, and post photos and text to share their experiences with our products. We believe that user-generated content is an effective tool for giving customers the confidence to order products online that they are not personally familiar with.

Product recommendations.  Our business intelligence system generates recommendations to customers of additional products that they may wish to buy. These recommendations come in two forms. Each product page typically has recommendations for other products that are often purchased together with that product. In addition, our website makes recommendations to customers based on their past purchases and on products that they viewed but did not purchase. We send several million e-mails to our customers each day with recommendations tailored to their purchase profile. Our sales volume gives us extensive marketing data about customer preferences that we believe enables us to make recommendations that are appealing to our customers.

Online order tracking.  Customers can log into their accounts to check the status of their orders. All packages in our system are given a bar code and their location is updated each time they are handled by one of our warehouse or delivery personnel or one of our contracted third-party couriers. Furthermore, each of our delivery personnel carries a mobile personal digital assistant, which allows customers to track their location in real time on an online map.

Pricing

We offer competitive pricing to attract and retain customers. We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

Pricing policy.  We set our prices to be competitive with those on other major online retail websites and in physical stores in China. We typically negotiate with our suppliers for prices that are comparable to or lower than those offered to retailers in other sales channels. If we reduce the price on our website before the product is delivered to the customer, then the customer generally has an opportunity to lock in the lower price. Currently, third-party sellers are free to set their own prices on our online marketplace.

Special promotions.  We offer a selection of discounted products on special occasions, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11, and on important holidays such as Christmas and Chinese New Year. We also hold daily promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our customers an additional incentive to visit our website regularly. We have set aside a special area of our website for auctions of certain repaired goods, used goods, and goods that have been opened but not used. We also offer discounted products to our customers under a group purchase model. We believe that auctions and group purchases generate excitement and give customers a more varied shopping experience.

Delivery

We believe that timely and reliable fulfillment is critical to the continuing success of our business. To this end, we have incurred and will continue to incur significant expenditures in building and operating our own nationwide fulfillment infrastructure. The following are some of the advantages that derive from our nationwide fulfillment infrastructure:

Delivery network and personnel.  We delivered products directly to customers in 1,862 counties and districts across China as of December 31, 2014. We deliver a majority of the orders directly to customers ourselves. Given that customers place their orders online but often choose the payment-on-delivery option, our customers interact with delivery personnel more often than with any other representatives of our company. For this reason, we place great emphasis on training our delivery personnel and setting up delivery stations in more and more counties and districts. We believe that our professionally trained delivery personnel are important in helping us to shape customer experience and distinguish ourselves from our competitors.

Flexible delivery arrangements.  We believe that timely and convenient delivery is an essential part of customer satisfaction, and we arrange our delivery schedule to suit our customers’ needs. Customers can choose their preferred delivery period during a day, including evening delivery, when they place orders. Our delivery personnel contact customers by telephone to arrange a convenient time for delivery. Customers who need to reschedule a delivery can log into their account on our website to look up the contact information for the delivery person and contact the delivery person directly themselves, provided that the delivery will be made by our employees.

Speedy delivery.  We introduced our 211 program in 2010, and it covered 134 counties and districts across China as of December 31, 2014. For goods that we have in stock at the corresponding fulfillment center or front distribution center, any orders received by the morning deadline (11:00 a.m. in most of the locations) will be delivered on the same day, and any orders received by the evening deadline (11:00 p.m.) will be delivered by 3:00 p.m. on the following day. In five of the seven cities where we have fulfillment centers currently, customers also can request that an order placed by 3:00 p.m. be delivered in the evening on the same day. There is no extra charge for expedited delivery under our 211 program for orders that satisfy the minimum size requirement, and customers can check the product page on our website to see whether the product is in stock and thus eligible. The program does not cover delivery to addresses through third-party couriers or products shipped directly from our third-party sellers. Bulky items such as refrigerators or washing machines are also eligible for same-day or next-day delivery under similar conditions. Our 211 program applied to approximately 42.8% of the orders we delivered in 2014. We also currently provide next-day delivery to addresses in another 866 counties and districts across China. Customers can also request expedited delivery within three hours by paying an extra charge in a few of the major cities where we have fulfillment centers.

Customer pickup.  Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function on our website to find out when the order has arrived there. We had pickup stations at convenient locations across the country and payment can be made at the pickup station.

Global shipping.  We can ship to addresses outside of China using trusted third-party courier services such as UPS, DHL and EMS. The cost of delivery is calculated and charged based on the shipping method, destination country/region and the combined product weight. We take payment through PayPal for sales outside of China.

Payment

Payment-on-delivery.  We accept payment-on-delivery in all of the 1,862 counties and districts where we make deliveries through our own delivery personnel. Our delivery personnel carry mobile POS machines for processing debit cards and credit cards and they also accept cash. Customers chose payment-on-delivery approximately 31.9% of the time in 2014.

Online payment.  Customers may pay online at the time they place their order, using domestic Chinese credit or debit cards or third-party online payment platforms such as 99Bill, CMPay and UnionPay. Customers chose online payment approximately 67.9% of the time in 2014. We have launched our own online payment and settlement services, which we plan to use for all of our own payment processing needs.

Other payment options.  Customers may also choose to pay by postal money order. Enterprise customers can also make payment by wire transfer. Customers chose other payment options less than 1% of the time in 2014.

Customer Service

Providing satisfactory customer services is a high priority. Our commitment to customers is reflected in the high service levels provided by our customer service staff as well as in our product return and exchange policies.

24-7 customer service center.  We have a 24-7 customer service center in Suqian City, Jiangsu Province, with 3,951 customer service representatives as of December 31, 2014. Customers can call our telephone hotline, ask questions and leave complaints in writing through our website, or send us e-mails. Our customer representatives handled over 25.5 million customer-initiated communications over the telephone in 2014. We opened a second customer service center in Chengdu, Sichuan Province, in 2011 to focus on handling written questions or complaints online through instant messaging, and we had 2,067 customer service representatives at that center as of December 31, 2014.

Order modification and cancellation.  We generally allow customers to modify or cancel an order any time before the warehouse prints out the order for picking and packing. Customers can add or remove items and change the delivery address and delivery method. They may do this online or through our customer service center.

Returns and exchanges.  We generally allow customers to return unused goods within 7 days and to exchange defective goods within 15 days, in each case counting from the date when the customer receives the product. If customers report defects more than 15 days after receipt but still within the warranty period, we will have defective goods repaired or take other appropriate action to satisfy the customer, depending on the nature of the problem. We will generally pick up defective items for return or exchange at the customer’s address, provided that the return or exchange is requested within 15 days of receipt of the item and the address is one that is serviced by our own employees or by one of the third-party couriers that have agreed to provide this service for us. Otherwise, the customer can mail the item to one of our fulfillment centers or bring it in person to one of our pickup stations. The same policies apply to products sold through our online marketplace.

Membership program.  We have established a membership program to cultivate customer loyalty and encourage our customers to make additional purchases. There are five levels of members, and promotion to higher levels is based on the amount that the customer has spent with us and also the customer’s level of activity on our website, for example in reviewing or recommending products. Members get a variety of benefits that increase with level, such as expanded free shipping and access to a special VIP customer service hotline. We grant membership points to members who take part in special promotions, review products on our website and recommend our website to friends. Members can convert their membership points into credit towards new purchases on our website.

Merchandise Sourcing

In our online direct sales business, we sourced products from approximately 7,200 suppliers as of December 31, 2014. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. Among the top 100 suppliers (by value of purchases) from which we sourced products in 2014, 50 of them are manufacturers, accounting for approximately 52% of the aggregate value of purchases from these top 100 suppliers. We negotiate with the manufacturer or a higher-level distributor where possible in order to obtain the most favorable terms, even if we sign a contract with a lower-level distributor for operational reasons. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2014. In addition, we had over 60,000 third-party sellers on our online marketplace as of December 31, 2014.

As we increase in scale in particular product categories, we expect to increase our purchases directly from manufacturers and, where appropriate, to become an authorized reseller. We believe that our ability to establish direct relationships with manufacturers will provide improved product pricing and access to hard-to-get products. We believe that manufacturers and distributors consider us an important channel in certain product categories such as computers and mobile devices, where we are one of the largest channels in China, and we are gaining significant traction in related categories like home electronics. In addition, we have created a supplier interface on our website where our suppliers and third-party sellers access reports regarding inventory status, purchase history and customer reviews of their products. Suppliers and third-party sellers can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them. Leveraging our scale, strong brand and geographic reach, we seek to enter into exclusive arrangements with selected suppliers and third-party sellers for some or all of their products.

We select suppliers and third-party sellers on the basis of brand, reliability, volume and price. They must be able to meet our demands for timely supply of authentic products and also provide high quality post-sale customer service. We perform background checks on each supplier and third-party seller and the products it provides before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, and check their brand recognition and make inquiries about the market acceptance of their products among players in the same industry. We also conduct on-site visits to assess and verify their location, scale of business, production capacity, property and equipment, human resources, research and development capability, quality control system and fulfillment capability. Our standard form contract requires suppliers and third-party sellers to represent that their goods are authentic and from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. We normally enter into one-year framework agreements with our suppliers and third-party sellers and renew them annually. We have also put stringent rules in place governing the operations of third-party sellers on our online marketplace. Third-party sellers will be subject to penalties or be asked to end their operations on our online marketplace if they violate the marketplace rules, for example by selling counterfeit products.

We have leveraged our insights into our suppliers’ business operations to develop various financial products, including supply chain financing, as an additional value-added service we provide to our suppliers, which we believe will further strengthen our merchandising capability. We have also launched our own online payment platform, which we plan to use for all of our own payment processing needs.

Fulfillment

We deliver a compelling customer experience by fulfilling orders quickly and accurately. To this end, we have built our nationwide fulfillment infrastructure for the prompt receipt, storage and shipment of our products. Our fulfillment infrastructure is primarily comprised of a nationwide warehouse and delivery network that we operate ourselves, supplemented by contracted third-party couriers to service areas that are not covered by our network. To further enhance inventory accountability and security, we track our inventory at all stages of the receiving and order fulfillment process.

Nationwide Fulfillment Infrastructure

We have built a nationwide fulfillment infrastructure that we believe is the largest among all e-commerce companies in China.

We had established fulfillment centers in seven major cities in China as of December 31, 2014: Shenyang in the northeast, Beijing in the north, Shanghai in the east, Wuhan in the center, Guangzhou in the south, Chengdu in the southwest and Xi’an in the northwest. Each of these fulfillment centers consists of between 3 and 15 warehouses for normal-sized items, 1 warehouse for bulky items, and associated sorting centers and related facilities. We had also established front distribution centers in another twelve major cities in China as of December 31, 2014: Jinan, Qingdao, Nanjing, Xiamen, Chongqing, Zhengzhou, Nanning, Changsha, Harbin, Hefei, Kunming and Urumqi. Each front distribution center consists of one warehouse stocking products that are in high demand with high turnover, one warehouse for bulky items, and associated sorting centers and related facilities. We have also established standalone warehouses for bulky items in another 21 cities in China. We operated a total of 123 warehouses with an aggregate gross floor area of approximately 2.2 million square meters in 40 cities as of December 31, 2014.

We operated 3,210 delivery stations and pickup stations in 1,862 counties and districts across China as of December 31, 2014. Each delivery station has a delivery team ranging from 1 to 51 persons. As of the same date, we operated 307 additional delivery stations under contractual arrangements, whereby the contracted delivery stations deliver our orders following the same standard as our own delivery stations, while the personnel at those delivery stations are not part of our headcount. Each pickup station has two to four people available 10 hours a day and 7 days a week to handle customers’ pickups and on-site payment.

We deliver a majority of the orders directly to customers ourselves. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure, particularly in smaller and less developed cities. Third-party sellers also use third-party couriers if they do not use our delivery services.

Fulfillment Process

The following flow chart outlines our fulfillment process:

When a customer places an order, our delivery management system automatically processes the order and matches it to the warehouse or warehouses with the appropriate inventory. Picking is done manually on the basis of instructions that are generated automatically by our warehouse management system. The warehouse management system also automatically generates the bar codes and shipping labels that allow our staff to match the items to the correct order in the packing process. After picking and packing, the sorting center at the warehouse ships the order to a delivery or pickup station in the customer’s city for further handling and delivery. Products from different warehouses are not combined before shipping, so some orders require multiple deliveries. If the customer’s address is not one to which we make deliveries ourselves, we will have a third-party courier pick up the order at our sorting center to make the delivery. In some cases we also use third-party couriers to carry orders between a sorting center and a delivery station. Once the order has shipped, our system automatically updates the inventory level for each product in the order, ensuring that additional inventory will be ordered as needed. Our customers can track the shipping status of their orders through our website at each step in the process.

We are in the process of constructing new, larger, custom-designed warehouses on land where we have obtained land use rights in Shanghai, Guangzhou, Shenyang and Wuhan. We launched the initial phase of the new fulfillment center in Shanghai in October 2014, comprising a total floor space of approximately 100,000 square meters with capacity to sort up to 16,000 packages per hour, and the fulfillment centers in Guangzhou, Shenyang and Wuhan are under construction. We plan to construct additional such warehouses. We believe that building our own custom-designed warehouses will not only increase our storage capacity but also allow us to restructure and reorganize our fulfillment workflow and processes.

Technology Platform

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our server fleet consisted of approximately 27,302 servers stored in multiple locations across the country as of December 31, 2014, and we employed 5,076 IT professionals to design, develop and operate our technology platform as of the same date, including the IT professionals we have hired from Tencent in connection with our recent transactions with Tencent. We believe that creating a comparable technology platform is an expensive and time-consuming process and constitutes a significant barrier to entry for potential competitors.

Our proprietary technology platform supports our rapidly growing processing capacity requirements, provides us detailed and accurate visibility and information throughout our operation value chain, and enables harnessing of insightful data analytics.

Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports smooth and accurate operational execution as well as seamless information flow, data consistency and analytics.

The principal components of our technology platform include:

•                  Website and mobile applications.  Our website, together with our mobile applications, is our primary customer interface. It provides a user-friendly customer interface, including a powerful search engine and customized product recommendations to enhance our customers’ shopping experience.

•                  Supplier interfaces.  Our supplier interfaces support key functions such as order tracking and inventory checking and provide data analytics to help our suppliers and third-party sellers better understand consumer needs. We have separate supplier interfaces for suppliers and third-party sellers.

•                  Customer relationship management system.  Our customer relationship management system tracks customer information, including customers’ outstanding orders, order and payment history, and settings and preferences, as well as all interaction between our customer service representatives and our customers, to ensure consistent and high quality customer service.

•                  Supply chain management system.  Our supply chain management system includes sales forecasting, inventory management, inventory reallocation, inventory restocking, supplier management, supplier evaluations and other subsystems. It enables effective sales forecasting and inventory management that increases the efficiency of our supply chain and helps us control costs.

•                  Warehouse management system.  Our warehouse management system includes such features as multiple location inventory management, cross-docking, and pick-and-pack, packaging, labeling and sorting functions to efficiently manage our warehouse workflow.

•                  Delivery management system.  Our delivery management system coordinates the flow of goods between our fulfillment centers, front distribution centers and standalone warehouses and our delivery and pickup stations and the delivery address for each package in each order, providing instructions for both our own delivery personnel and our contracted third-party couriers.

•                  Transaction processing system.  Our transaction processing system handles transaction processing, online receipts and disbursements, remote reimbursement and other prerequisites for conducting an online business.

•                  Business intelligence system.  Our sophisticated business intelligence system leverages our large customer database to create customized product recommendations to support push and targeted marketing, allowing us to efficiently acquire new customers and increase revenue per active customer.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information, and we back up our database, including customer data, every day with both on-site and off-site storage.

We will continue to develop our business intelligence system to effectively utilize the huge amount of transaction, logging and click stream data generated by our website. We are in the process of rolling out a big data platform built on top of our cloud computing infrastructure, which will further automate and streamline our data extraction, loading, transformation and mining on a distributed data storage infrastructure with unified logical data models, unified data sources, and unified access and access control.

Marketing

We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and additional purchases. We have been able to build a large base of loyal customers primarily through providing superior customer experience and conducting marketing and brand promotion activities. We provide various incentives to our customers to increase their spending and loyalty, and we send e-mails to our customers periodically with product recommendations or promotions.

We conduct marketing activities online through major search engines, portals, social media, online video and other major websites in China. To enhance our brand awareness, we also have engaged in brand promotion activities such as sponsoring high profile sports events and advertising on national television networks. In 2013, we became the official sponsor of the China Football Association Super League, the top soccer league in China, for a period of five seasons, and we also sponsored several popular movies, TV shows and variety shows. We incurred RMB1,097 million, RMB1,590 million and RMB4,010 million (US$646 million) of marketing expenses in 2012, 2013 and 2014, respectively.

Competition

The online retail industry in China is intensely competitive. Our current or potential competitors include (i) major online retailers in China that offer a wide range of general merchandise product categories, such as Alibaba Group, which operates taobao.com and tmall.com, and Amazon China, which operates amazon.cn, and (ii) major traditional retailers in China that are moving into online retailing, such as Suning Appliance Company Limited, which operates suning.com, Walmart, which holds a majority interest in yihaodian.com, and Gome Electrical Appliances, which operates gome.com.cn. We also face competition from online retail companies in China focused on specific product categories and from physical retail stores, including big-box stores like RT-Mart that also aim to offer a one-stop shopping experience.

We anticipate that the online retail market will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

•                  brand recognition and reputation;

•                  product quality and selection;

•                  pricing;

•                  fulfillment capabilities; and

•                  customer service.

In addition, new and enhanced technologies may increase the competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year that also tend to boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our e-commerce business. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2014, we owned 156 computer software copyrights in China relating to various aspects of our operations and maintained 963 trademark registrations inside China and 223 trademark registrations outside China. We had approximately 1,805 trademark applications inside China and 397 outside China. As of December 31, 2014, we had 30 patents granted in China, 418 patent applications pending in China and 71 patent applications pending outside China. As of December 31, 2014, we had registered approximately 734 generic top-level domain names. Our registered domain names include jd.com, m.jd.com, 360buy.com, 360buy.com.cn and 360buy.cn, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at one location. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and research and development personnel. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Industry Catalogue Relating to Foreign Investment.  Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Through our subsidiaries and variable interest entities, we are engaged in certain industries that are classified as “restricted” or “prohibited” under the Catalogue. Pursuant to the latest Catalogue amended in March 2015, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce). The publication of e-books and online audio and video products and online publication are in the prohibited category.

Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Jingbangda primarily engages in courier services that are in the permitted category and Star East primarily engages in warehousing and related services that are in the permitted category as well. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

Foreign Investment in the Commercial Sector.  According to the Administrative Measures on Foreign Investment in the Commercial Sector issued by the Ministry of Commerce in April 2004, a foreign-invested enterprise may, upon approval, undertake one or more types of businesses in the commercial sector, which is defined in the measures to include wholesale, retail, commission agency and franchising, and the types of commodities it deals with must be specified in the scope of business prescribed in its articles of association. In order to establish a foreign-invested company in the commercial sector, foreign investors must apply to the relevant provincial counterpart of the Ministry of Commerce, and such provincial authority will, after making preliminary examination of the documents submitted, report to the Ministry of Commerce to obtain its approval. The incorporation of an enterprise by a foreign-invested enterprise that intends to conduct business in the commercial sector is also subject to the approval of the local counterpart of the Ministry of Commerce. On several occasions in 2005, 2008 and 2010, the Ministry of Commerce delegated its approval authority to its provincial counterparts and authorized them to examine and approve certain applications. Currently, the provincial counterparts of the Ministry of Commerce have the authority to approve applications for setting up foreign-invested enterprises solely engaging in sale of goods through the internet, among others. Our PRC subsidiary Jingdong Century and its subsidiaries engage in retail, wholesale and commission agency of consumer electronics and other general merchandise via the internet. While Jingdong Century has obtained approval from the relevant authorities for this business, most of its subsidiaries were established without obtaining the prior approval from the local counterpart of the Ministry of Commerce. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Foreign Investment in Value-Added Telecommunications Businesses.  The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. Due to these regulations, we operate our website through Jingdong 360, one of our consolidated variable interest entities.

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license. Jingdong 360, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

Foreign Investment in Road Transportation Businesses.  According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry promulgated in November 2001 by the Ministry of Transport and the Ministry of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, and amended in January 2014 and its supplements and implementing rules, investment in a road transportation business (including, among other things, road freight transportation, and flitting, loading, unloading and storage of road cargo) by a foreign investor is subject to the approval of the provincial counterparts of the Ministry of Transport, and the newly established foreign-invested enterprise must obtain a Road Transportation Operation Permit from the provincial-level Ministry of Transport. The incorporation of a subsidiary of a foreign-invested enterprise that intends to engage in a road transportation business is subject to the same approval procedure. Currently, Jiangsu Jingdong, a subsidiary of Jingdong Century, and Jingbangda engage in our road transportation business. Jingbangda has obtained a Road Transportation Operation Permit from the provincial-level Ministry of Transport. Jiangsu Jingdong was established without obtaining the prior approval from the local counterpart of the Ministry of Transport and each of the branches of Jiangsu Jingdong obtained a Road Transportation Operation Permit from the county level instead of provincial-level Ministry of Transport. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License.  The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalogue of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet and also a value-added telecommunication license issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services and internet access services. We are in the process of applying for additional expansion of the scope of Jingdong 360’s value-added telecommunication license to cover online data processing and transaction processing services. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Internet Publication License.  The General Administration of Press and Publication, Radio, Film and Television, established in March 2013 as a result of institutional reform integrating the State Administration of Radio, Film and Television, and the General Administration of Press and Publication, is the government agency responsible for regulating publication activities in China. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. The term “internet publication” is defined as an act of online dissemination where internet information service providers select, edit and process works created by themselves or others which they then post on the internet or transmit to users through the internet for browsing, use or downloading by the public. This includes content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have already been made public in other media. Jingdong 360 obtained an internet publication license from the General Administration of Press and Publication in 2011 and has renewed the license, which will remain valid until December 2016.

Online Culture Operating Permit.  The Provisional Measures on Administration of Internet Culture, promulgated by the Ministry of Culture in 2011, and other related rules require entities to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority to engage in activities related to “online cultural products.” Cultural products include music, games, performances, performing arts, works of art, and animation features and cartoons, while “online” includes both products produced for the internet and products converted from offline products and disseminated over the internet. Jingdong 360 obtained an Online Culture Operating Permit from the Beijing Municipal Bureau of Culture in January 2012 and has renewed the license, which will remain valid until December 2017.

Internet Drug Information Service Qualification Certificate.  The State Food and Drug Administration promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the State Food and Drug Administration. Jingdong 360 obtained an Internet Drug Information Service Qualification Certificate from the Beijing Drug Administration in 2011 for the provision of internet medical information services, which was renewed in 2014 and will remain valid until August 2019.

Aviation Transport Sales Agency Certificate  The Rules on Cognizance of Qualification for Civil Aviation Transport Sales Agencies, issued by the China Aviation Transportation Association in 2006, require any entity acting as an air-ticketing sales agency to obtain an Aviation Transport Sales Agency Certificate. Supplemental rules issued in 2008 require any air-ticketing sales agency engaging in online ticket sales to obtain an ICP License and complete a commercial website registration with the local administration for industry and commerce. Jingdong 360, one of our consolidated variable interest entities, has obtained an ICP License as well as Aviation Transport Sales Agency Certificate for sales of air passengers transport tickets for both domestic and international air routes. In addition, Beijing Yuanyi, another consolidated variable interest entity, is in the process of applying for the Aviation Transport Sales Agency Certificate for sales of air freight transport tickets for domestic air routes.

Courier Service Operation Permit.  Pursuant to the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches within 20 days. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. We have obtained two cross-provincial Courier Service Operation Permits that allow Jiangsu Jingdong and Jingbangda, two of our PRC subsidiaries providing logistics services, to operate an express delivery business in 30 provinces and 45 cities in China. As of December 31, 2014, Jiangsu Jingdong and its 31 branches, Jingbangda and its 36 branches have obtained Courier Service Operation Permits. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit.  Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and amended in September 2012, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and amended subsequently in July 2008, April 2009 and March 2012, anyone engaging in the business of operating road transportation and stations (sites) must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2014, Jiangsu Jingdong and its 27 branches and Jingbangda and its 5 branches have obtained Road Transportation Operation Permits, and Jiangsu Jingdong’s other branches and Jingbangda’s other branches are in the process of applying for additional Road Transportation Operation Permits. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Publication Operation Permit.  Pursuant to the Administrative Measures for the Publication Market jointly issued by the Ministry of Commerce and the General Administration of Press and Publication in March 2011, any entity or individual engaging in the wholesale or retail of books and audio and video products must obtain an approval from the relevant press and publication administrative authority and receive a Publication Operation Permit. An enterprise that has obtained a Publication Operation Permit is not required to obtain any special permission if it utilizes the internet and other information networks to sell books, but must file with the relevant press and publication administrative authority within 15 days following its commencement of operations on the internet. Although the distribution of audio and video products is not classified as “restricted” under the Catalogue, as amended in March 2015, foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors according to the Administrative Measures for the Publication Market. Due to these measures, we engage in wholesale and retail of books and audio and video products through Jiangsu Yuanzhou, one of our consolidated variable interest entities. Jiangsu Yuanzhou has obtained a Publication Operation Permit.

Payment Service License.  The Measures for the Administration of Payment Services of Non-Financial Institutions, issued by the People’s Bank of China in 2010, and its implementing rules require any non-financial institution engaging in payment services, such as online payment, issuance and acceptance of prepaid cards, and bill collection via bankcard, to obtain a Payment Service License. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in payment business within a province must be at least RMB30 million. An indirect wholly owned subsidiary of Jingdong 360 has obtained a Payment Service License from the People’s Bank of China with a term valid until May 2016, which enables us to engage in nationwide online payment business through internet, mobile phone and fixed phone and bill collection business via bankcard in Beijing. In addition, the subsidiary has also applied to the People’s Bank of China for the expansion of the business types covered in the Payment Service License to cover issuance and acceptance of pre-paid cards, and the application has been publicized by the relevant government authority on its official website.

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Permits issued by the State Administration of Industry and Commerce in July 2009, an enterprise needs to obtain a Food Distribution Permit from a local branch of the State Administration of Industry and Commerce to engage in the food distribution business. We sell food and nutritional supplements through our website. Our PRC subsidiaries or their branches engaging in food distribution business have obtained Food Distribution Permits.

License or Registration for Wholesale and Retail of Liquor.  The Measures for the Administration of Liquor Circulation, issued by the Ministry of Commerce in November 2005, require any entity engaged in the wholesale or retail of liquor to file and register, within 60 days of acquiring a business license, with the local branch of the Ministry of Commerce at the same level as the local branch of the State Administration of Industry and Commerce where the entity is registered. In addition, certain provinces in the PRC have adopted a licensing system for the wholesale or retail of liquor. We sell liquor through our website. Our PRC subsidiaries or their branches engaging in the wholesale or retail of liquor have obtained the license or completed the required registration with the local branches of the Ministry of Commerce for such business.

Medical Device Operation Enterprise Permit.  The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014, divide medical devices into three types. Enterprises engaging in the sale of Type I medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type II and Type III medical devices must obtain a Medical Device Operation Enterprise Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd., a subsidiary of Jingdong Century, has obtained a Medical Device Operation Enterprise Permit for the sale of several types of Type III medical devices.

Permit for Production and Operation of Radio and TV Programs.  Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the State Administration of Radio, Film and Television, now the General Administration of Press and Publication, Radio, Film and Television, or its provincial branches. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360, one of our consolidated variable interest entities, has obtained a Permit for Production and Operation of Radio and TV Programs.

Regulations Relating to E-Commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient.

In January 2014, the State Administration of Industry and Commerce promulgated the Administrative Measures for Online Trading, which terminated the above interim measures and became effective in March 2014. The Administrative Measures for Online Trading further strengthen the protection of consumers and impose more stringent requirements and obligations on online business operators and third-party online marketplace operators. For example, online business operators are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. We are subject to these measures as a result of our online direct sales and online marketplace.

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities.

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

Regulations Relating to Product Quality and Consumer Protection

The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

We are subject to the Product Quality Law and the Consumer Protection Law as an online supplier of commodities and a provider of online marketplace platform and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies, jointly promulgated by the China Banking Regulatory Commission and the People’s Bank of China in 2008, allows provincial governments to approved the establishment of microcredit companies on a trial basis. Based on this guidance, many provincial governments in China, including that of Shanghai and Beijing, promulgated local implementing rules on the administration of microcredit companies. The Implementing Rules for Works on Pilot Establishment of Microcredit Companies, issued by the Shanghai Municipal Government in 2008 and the Measures for Implementing Pilot Programs for Microcredit Companies in Beijing Municipality, jointly issued by several government authorities in Beijing in January 2009, provide that the sources of funds of a microcredit company must be limited to the capital contributions paid by its shareholders, monetary donations, and loans provided by no more than two banking financial institutions, and do not allow the loans from such banking financial institutions to exceed 50% of the net capital of the microcredit company. In addition, a microcredit company is not permitted to conduct any businesses outside the region where it is located. In August 2010, the Shanghai Financial Services Office, the regulatory entity for microcredit companies in Shanghai, issued the Several Opinions on Development Promotion of Microcredit Companies, pursuant to which foreign institutions that have experience and influence in the field of microcredit business are also allowed to establish microcredit companies in Shanghai. In May 2011, the Beijing Financial Service Office, the regulatory authority for microcredit companies in Beijing, issued the Interim Measures for Supervision and Administration of Pilot Program of Microcredit Company in Beijing (Trial) to provide more specific rules on the supervision and administration on microcredit companies in Beijing. In addition, the authorities have permitted certain qualified microcredit companies to conduct a cross-region microcredit business on a pilot basis. We engage in online microcredit businesses through two subsidiaries of Jingdong Century in Shanghai and Beijing, respectively, which have obtained the authorities’ permission.

Regulations Relating to Commercial Factoring

The Notice on the Pilot Launch of Commercial Factoring, issued by the Ministry of Commerce in June 2012, launched commercial factoring in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce also issued several other notices to expand the list of pilot areas to include Guangzhou, Shenzhen, the Chongqing Liangjiang New Area and other areas. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. The commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. Currently, we engage in a commercial factoring business through a subsidiary of Jingdong Century in Shanghai.

Regulations Relating to Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the Circular regarding the Pilot Work on Implementation of Mobile Telecommunications Resale Business and the Pilot Program on Mobile Telecommunications Resale Business, pursuant to which private capitals are encouraged to invest in the mobile telecommunications resale business. The resale business refers to the business whereby a reseller purchases mobile telecommunications services (excluding mobile satellite telecommunications service) from a basic telecommunications service provider who owns a mobile network, repackages the services with its private brand and sells the services to end users. The expiration date for the pilot program is December 31, 2015. Under the circular and the pilot program, the mobile telecommunications resale is categorized as a Class II basic telecommunications business but managed by reference to the value-added telecommunications business. A mobile communications reseller does not build its own wireless network, core network, transmission network and other mobile telecommunications network infrastructures, but must build its customer service system and may build its own business management platform, and billing, business accounting and other business supporting systems as needed. The applicant for the mobile telecommunications resale business shall be a private company of which the private funds shall not be less than 50% of the capital and the capital contributed by its sole biggest shareholder shall come from the private funds, and it shall also enter into a commercial contract for mobile telecommunications resale business with a basic telecommunications service provider, specifying the number resources for resale to mobile communications users, division of responsibilities for service quality assurance between both parties, protection of users’ rights and interests, as well as user information. Resellers may pre-collect service fees for a period of up to two year from users on condition that they offer proofs of their measures to ensure long-term services, and must abide by the Telecommunications Regulations, the Administrative Measures on Internet Information Services and other PRC related laws and regulations. Jingdong 360 has been approved to be a pilot to conduct the mobile telecommunications resale business and cooperate with China Telecom in 50 cities and with China Unicom in 35 cities.

Regulations relating to Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law, as amended. According to the PRC Insurance law, the China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers. The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokerages promulgated by the CIRC in September 2009 and recently amended in April 2013. According to this regulation, the establishment of an insurance brokerage company is subject to the approval of the CIRC. An “insurance brokerage company” refers to an entity that receives commissions for providing intermediary services to policyholders and insurance company to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage company established in the PRC must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business with the approval of the CIRC.

In September 2011, the CIRC issued Measures for Administration of Internet Insurance Business of Insurance Agencies and Insurance Brokerage Companies (For Trial Implementation).  Pursuant to this measure, to engage in the internet insurance brokerage business, an insurance brokerage company must meet the requirements including, but not limited to, having a sound management system and appropriate operational procedures for the internet insurance business, and having a registered capital of no less than RMB 10 million. An insurance brokerage company must, within ten working days from the date of its operation, report the internet insurance brokerage business to the CIRC.

Pursuant to the current Foreign Investment Catalogue, as amended in March 2015, the insurance brokerage business falls within the industries in which foreign investment is permitted. We engage in insurance brokerage business through an indirect wholly owned subsidiary of Jingdong 360. The entity has obtained an insurance brokerage license issued by the CIRC, which license will remain valid until September 2015. We acquired 100% equity interest of this entity in November 2014, and it has reported the change in its shareholder to the CIRC.

Regulations relating to the Payment and Settlement Service for Securities Investment Funds Distribution and Online Distributors through Third-Party E-Commerce Platforms

The Measures for the Administration of the Sales of Securities Investment Funds issued by the CSRC in June 2011 and amended in March 2013, and the Interim Provisions on the Administration of the Business Operations of Securities Investment Fund Distributors through Third-Party E-Commerce Platforms issued by the CSRC in March 2013, provide that where a third-party e-commerce platform provides ancillary services for fund sales institutions, the operator of the platform, together with the fund sales institutions, must report to the CSRC for record-filing. Fund sales institutions must select commercial banks or payment institutions that meet certain requirements to make payment and settlement for fund sales, the payment institutions must have safe and efficient information systems and effective risk control systems to handle payment and settlement business. Among others, the payment institutions should hold the payment service license and their accounts of payment and settlement for fund sales must be effectively separated from their other business accounts. Currently, we provide ancillary services for fund sales institutions through Jingdong 360, which has reported to the CSRC as a third-party e-commerce platform. In addition, we provide payment and settlement for fund sales through an indirect wholly owned subsidiary of Jingdong 360, which has also reported to the CSRC as a payment and settlement institution.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Contract Law, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the PRC Property Law, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Advertising Business

The State Administration for Industry and Commerce is the government agency responsible for regulating advertising activities in the PRC. According to PRC laws and regulations, companies that engage in advertising activities must obtain a business license from the State Administration for Industry and Commerce or its local branches which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.  Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (a) participate in, assist in or abet infringing activities committed by any other person through the internet, (b) are or should be aware of the infringing activities committed by their website users through the internet, or (c) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Patent.  The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. As of December 31, 2014, we had 30 patents granted in China, 418 patent applications pending in China and 71 patent applications pending outside China.

Trademark.  The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2014, we had 1,186 registered trademarks in different applicable trademark categories and had approximately 1,805 trademark applications in China.

Domain Name.  Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered jd.com, 360buy.com, 360buy.cn, 360buy.com.cn and other domain names.

Regulations Relating to Employment

The Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, JD.com International Limited, Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, 360buy E-Commerce (Jingdong) Hong Kong Corporation Limited and Jingdong E-Commerce (Trade) Hong Kong Corporation Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from Star East, Jingbangda and Shanghai Shengdayuan, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular No.19, which will take effective and replace SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No.19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which will take effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report on Form 20-F:

JD.com, Inc.
(Cayman Islands)
100%
Jingdong Technology Group Corporation (Cayman Islands)
100%
Jingdong Logistics Group Corporation (Cayman Islands)
100%
Jingdong Express Group Corporation (Cayman Islands)
100%
100%
JD.com International Limited (Hong Kong)
100%
Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited (Hong Kong)
100%
Jingdong E-Commerce (Express) Hong Kong Corporation Limited (Hong Kong)
Jingdong E-Commerce (Trade) Hong Kong Corporation Limited (Hong Kong)
Outside China
Inside China
100%
Tianjin Star East Corporation Limited ("Star East")
100%
Beijing Jingbangda Trade Co., Ltd. ("Jingbangda")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Beijing Jingdong Century Trade Co., Ltd. ("Jingdong Century")
Richard Qiangdong Liu(1) 45%
Jiaming Sun(1) 55%
100%
- Beijing Jingdong Century Information Technology Co, Ltd.
- Shanghai Yuanmai Trading Co., Ltd.
- Guangzhou Jingdong Trading Co., Ltd.
- Chengdu Jingdong Century Trading Co., Ltd.
- Wuhan Jingdong Century Trading Co., Ltd.
- Shenyang Jingdong Century Trading Co., Ltd.
- Jiangsu Jingdong Information Technology Co., Ltd.
- Beijing Jingdong Shangke Information Technology Co., Ltd.
Beijing Jingdong 360 Degree E-Commerce Co.,Ltd. ("Jingdong 360")(2)
Jiangsu Yuanzhou E-Commerce Co.,Ltd. ("Jiangsu Yuanzhou")
Equity interest
Contractual arrangements

(1)         Richard Qiangdong Liu is our founder, chairman of board of directors and chief executive officer, and Jiaming Sun is our employee.

(2)         Jingdong 360 has an indirect wholly owned subsidiary, Chinabank Payment Technology Co., Ltd., which provides online payment and settlement services.

*                 The diagram above omits our equity investees, which are insignificant individually and in the aggregate.

We have entered into a series of contractual arrangements with our variable interest entities, Jingdong 360, Jiangsu Yuanzhou, Beijing Yuanyi and Beijing Jiasheng, and their respective shareholders. The contractual arrangements allow us to:

•                  exercise effective control over our variable interest entities;

•                  receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our variable interest entities; and

•                  have an exclusive option to purchase all or part of the equity interests in our variable interest entities when and to the extent permitted by PRC law.

As a result of our ownership of Jingdong Century, we became the primary beneficiary of Jingdong 360 in April 2007, of Jiangsu Yuanzhou in September 2010, of Beijing Yuanyi and Beijing Jiasheng in December 2014, and we treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of these variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. Our variable interest entities collectively contributed 3.2%, 2.9% and 3.0% of our consolidated total net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

The following is a summary of the currently effective Jingdong 360 Agreements and Jiangsu Yuanzhou Agreements.

Agreements that Provide Us with Effective Control over Jingdong 360 and Jiangsu Yuanzhou

Equity Pledge Agreements.    On December 25, 2013, Jingdong Century and each of the shareholders of Jingdong 360 entered into an amended and restated equity pledge agreement in replacement of the previous equity pledge agreement. Pursuant to the amended and restated equity pledge agreements, each of the shareholders of Jingdong 360 has pledged all of his equity interest in Jingdong 360 to guarantee their and Jingdong 360’s performance of his obligations under, where applicable, the amended and restated exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and power of attorney. If Jingdong 360 or the shareholders of Jingdong 360 breach their contractual obligations under these agreements, Jingdong Century, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Jingdong 360 agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Jingdong Century’s rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholders, their successors or their designates. During the term of the equity pledge, Jingdong Century has the right to receive all of the dividends and profits distributed on the pledged equity. The amended and restated equity pledge agreements will terminate on the second anniversary of the date when Jingdong 360 and the shareholders of Jingdong 360 have completed all their obligations under the amended and restated exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and powers of attorney.

On December 18, 2013, Jingdong Century and each of the shareholders of Jiangsu Yuanzhou entered into an amended and restated equity pledge agreement in replacement of the previous equity pledge agreements. The amended and restated equity pledge agreements between Jingdong Century and the shareholders of Jiangsu Yuanzhou contain terms substantially similar to the amended and restated equity pledge agreements relating to Jingdong 360 described above.

We have completed the registration of all the equity pledge for our variable interest entities with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Powers of Attorney.    On December 25, 2013, each of the shareholders of Jingdong 360 granted another irrevocable power of attorney to replace the irrevocable powers of attorney previously executed, Pursuant to the irrevocable power of attorney, each of the shareholders of Jingdong 360 appointed Jingdong Century’s designated person as his attorney-in-fact to exercise all shareholder rights, including but not limited to voting on their behalf on all matters of Jingdong 360 requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Jingdong 360, and electing, appointing or removing directors and executive officers. The person designated by Jingdong Century is entitled to dispose of dividends and profits on the equity interest subject to the instructions of the shareholder. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jingdong 360. Each shareholder has waived all the rights which have been authorized to Jingdong Century’s designated person under each power of attorney.

On December 18, 2013, each of the shareholders of Jiangsu Yuanzhou granted another irrevocable power of attorney in replacement of the irrevocable powers of attorney previously executed. The powers of attorney contain terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

Agreements that Allow Us to Receive Economic Benefits from Jingdong 360 and Jiangsu Yuanzhou

Exclusive Technology Consulting and Services Agreement.    On May 29, 2012, Jingdong Century and Jingdong 360 entered into an amended and restated exclusive technology consulting and services agreement in replacement of the previous exclusive technology consulting and services agreement. Pursuant to the amended and restated exclusive technology consulting and services agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Jingdong Century’s sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, the minimum amount of which is RMB10,000 (US$1,612) per quarter subject to annual evaluation and adjustment. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

Jingdong Century and Jiangsu Yuanzhou entered into an amended and restated exclusive technology consulting and services agreement on May 29, 2012 in replacement of the previous exclusive technology consulting and services agreement. The amended and restated exclusive technology consulting and services agreement between Jingdong Century and Jiangsu Yuanzhou contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 described above.

Intellectual Property Rights License Agreement.    On December 25, 2013, Jingdong Century and certain of its subsidiaries entered into an amended and restated intellectual property rights license agreement with Jingdong 360 in replacement of the previous intellectual property rights license agreement. Pursuant to the amended and restated intellectual property rights license agreement, Jingdong Century and the subsidiaries grant Jingdong 360 a non-exclusive right to use certain of its trademarks, patents, copyrights to computer software and other copyrights. Jingdong 360 is permitted to use the intellectual property rights only within the scope of its internet information service operation and in the territory of China. Jingdong 360 agrees that at any time it will not challenge the validity of Jingdong Century’s license rights and other rights with respect to the licensed intellectual property and will not take actions that would prejudice Jingdong Century’s rights and the license. Jingdong 360 agrees to pay license fees to Jingdong Century and the amount of the license fee is at least RMB10,000 (US$1,612) per year, subject to annual evaluation and adjustment. Without Jingdong Century’s written consent, Jingdong 360 cannot assign or sublicense its rights under the license agreement or transfer the economic interests arising from the license to any third party. The initial term of this agreement is 10 years and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date.

On December 18, 2013, Jingdong Century and certain of its subsidiaries entered into an amended and restated intellectual property rights license agreement with Jiangsu Yuanzhou in replacement of the previous intellectual property rights license agreement. The amended and restated intellectual property rights license agreement with Jiangsu Yuanzhou contains terms substantially similar to the intellectual property rights license agreement with Jingdong 360 described above.

Business Cooperation Agreement.    On May 29, 2012, Jingdong Century and Shanghai Shengdayuan entered into an amended and restated business cooperation agreement with Jingdong 360 in replacement of the previous business cooperation agreement between Jingdong Century and Jingdong 360. Pursuant to the amended and restated business cooperation agreement, Jingdong 360 agrees to provide to Jingdong Century and Shanghai Shengdayuan services, including operating our website, posting Jingdong Century’s and Shanghai Shengdayuan’s product and service information on the website, transmitting the users’ order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360’s operating costs incurred in the previous quarter, but in no event more than RMB20,000 (US$3,223) per quarter. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century and Shanghai Shengdayuan with their written confirmation prior to the expiration date.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Jingdong 360 and Jiangsu Yuanzhou

Exclusive Purchase Option Agreements.    On December 25, 2013, Jingdong Century, Jingdong 360 and the shareholders of Jingdong 360 entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreements. Pursuant to the amended and restated exclusive purchase option agreement, the shareholders of Jingdong 360 irrevocably grant Jingdong Century an exclusive option to purchase or have its designated persons to purchase at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Jingdong 360. In addition, the purchase price should equal the amount that the shareholders contributed to Jingdong 360 as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. Without the prior written consent of Jingdong Century, Jingdong 360 may not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB100,000 (US$16,117) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Jingdong 360 agree that, without the prior written consent of Jingdong Century, they will not dispose of their equity interests in Jingdong 360 or create or allow any encumbrance on the equity interests. The initial term of the amended and restated exclusive purchase option agreement is 10 years and can be renewed for an additional 10 years on the same terms at Jingdong Century’s option, for an unlimited number of times.

On December 18, 2013, Jingdong Century, Jiangsu Yuanzhou and the shareholders of Jiangsu Yuanzhou entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreement. The amended and restated exclusive purchase option agreement contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

Loan Agreements.    Pursuant to the amended and restated loan agreement dated December 25, 2013 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans in an aggregate amount of RMB22 million (US$3.5 million) to the shareholders of Jingdong 360 solely for the capitalization of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third party claims against shareholders for an amount more than RMB100,000 (US$16,117) and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, relevant equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.

Pursuant to the amended and restated loan agreement dated December 18, 2013 between Jingdong Century and the shareholders of Jiangsu Yuanzhou, Jingdong Century made loans in an aggregate amount of RMB22 million (US$3.5 million) to the shareholders of Jiangsu Yuanzhou solely for the capitalization of Jiangsu Yuanzhou. The amended and restated loan agreement contains terms substantially similar to the amended and restated loan agreement relating to Jingdong 360 described above.

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements and Jiangsu Yuanzhou Agreements, we have also entered into contractual arrangements with each of our other variable interest entities, Beijing Yuanyi and Beijing Jiasheng, and their respective shareholders, including: equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business cooperation agreements, exclusive purchase option agreements and loan agreements. Our contractual agreements with Beijing Yuanyi and Beijing Jiasheng contain terms substantially similar to those in the Jingdong 360 Agreements and Jiangsu Yuanzhou Agreements, unless otherwise described below.

On December 5, 2014, Jingdong Century entered into a business operation agreement with Beijing Jiasheng and its shareholders. Pursuant to the business operation agreement, Bejing Jiasheng’s shareholders must appoint the candidates nominated by Jingdong Century to be the directors on its board of directors in accordance with applicable laws and the articles of association of Beijing Jiasheng, and must cause the persons recommended by Jingdong Century to be appointed as its general manager, chief financial officer and other senior executives. Bejing Jiasheng and its shareholders also agree to accept and strictly follow the guidance provided by Jingdong Century from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Beijing Jiasheng and its shareholders agree that Beijing Jiasheng will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the amendment of Beijing Jiasheng’s articles of association, without the prior consent of Jingdong Century’s respective designees. Unless otherwise terminated early by Jingdong Century, the agreement will remain effective until Beijing Jiasheng is dissolved according to the PRC law. On December 8, 2014, Jingdong Century entered into a business operation agreement with Beijing Yuanyi and its shareholders, which contains the terms substantially the same as the business operation agreement for Beijing Jiasheng.

The aggregate loan amounts extended by Jingdong Century to the shareholders of Beijing Jiasheng under the loan agreement dated December 5, 2014 and to the shareholders of Beijing Yuanyi under the loan agreement dated December 8, 2014 are RMB1.0 million (US0.2 million) and RMB1.3 million (US$0.2 million), respectively.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•                  the ownership structures of our variable interest entities and Jingdong Century will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Jingdong Century, variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our online retail business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.                                    Property, Plant and Equipment

We have our national headquarters in Beijing and regional headquarters in 6 other cities. As of December 31, 2014, we operated fulfillment centers in 7 cities, front distribution centers in 12 cities and standalone warehouses for bulky items in another 21 cities, as well as 3,210 delivery stations and pickup stations in 1,862 counties and districts across China. All of the facilities that we currently have in operation are leased except our national customer service center in Suqian and the initial phase of our new fulfillment center in Shanghai recently launched in October 2014.

The table below gives additional details about our national and regional headquarters, our national customer service center, and our fulfillment centers and front distribution centers as of December 31, 2014:

Location	Gross Floor Area	Use
	(sq. m.)
Offices
Beijing	73,619	national headquarters
	4,831	regional headquarters
Shanghai	6,115	regional headquarters
Wuhan	1,595	regional headquarters
Guangzhou	2,825	regional headquarters
Shenyang	4,332	regional headquarters
Chengdu	4,771	regional headquarters
	3,734	customer service center
	3,728	research institute
Suqian	54,318	national customer service center
Nanjing	451	office
Xi’an	1,497	regional headquarters
Fulfillment centers
Beijing	373,573	thirteen warehouses and one bulky item warehouse
Shanghai	319,574	fifteen warehouses and one bulky item warehouse
Wuhan	184,933	eleven warehouses and one bulky item warehouse
Guangzhou	346,926	twelve warehouses and one bulky item warehouse
Chengdu	160,298	eleven warehouses and one bulky item warehouse
Shenyang	82,475	six warehouses and one bulky item warehouse
Xi’an	72,486	three warehouse and one bulky item warehouse

In addition to the above, we also operated front distribution centers in additional 12 cities with aggregate gross floor area of approximately 314,475 square meters, each consisting of one warehouse stocking products that are in high demand with high turnover, and one warehouse for bulky items, as well as an additional 21 bulky item warehouses in other cities with aggregate gross floor area of 366,188 square meters as of December 31, 2014.

We plan to expand our nationwide fulfillment network by leasing or purchasing additional facilities across China over the next several years. As of December 31, 2014, we had land use rights in seven cities, including Beijing, Shanghai, Guangzhou, Wuhan, Shenyang, Kunshan and Guiyang, to build our own warehouses. We launched the initial phase of the new fulfillment center in Shanghai in October 2014, comprising a total floor space of approximately 100,000 square meters. New fulfillment centers in Guangzhou, Shenyang and Wuhan are under construction, and will have an aggregate gross floor area of approximately 450,000 square meters. The highly automated and efficient warehouse will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB1.9 billion (US$0.3 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2014.

We have acquired land use rights in Beijing to build our new headquarters. The new office building is currently under construction. As of December 31, 2014, we had paid an aggregate of approximately RMB1.1 billion (US$0.2 billion) for the acquisition of land use rights and construction of the office building.

Item 4A.                Unresolved Staff Comments

None.

Item 5.                                                         Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                    Operating Results

Overview

We are the largest online direct sales company in China in terms of transaction volume in 2014, with a market share in China of 49.0%, according to iResearch. Our GMV increased from RMB73.3 billion in 2012 to RMB125.5 billion in 2013 and further to RMB260.2 billion (US$41.9 billion) in 2014. We believe we are also the largest retailer in China in terms of net revenues in 2014.

Our primary business model is online direct sales, where we acquire products from suppliers and sell them directly to our customers through our website and mobile applications. We introduced an online marketplace in October 2010 to broaden our selection of products and further enrich customer experience. In our online marketplace business, third-party sellers sell products to customers through our website and mobile applications and these sellers may also use our fulfillment and other value-added services. We have also begun to offer other services such as advertising, transaction processing and internet financing.

Our business has grown substantially in recent years. The number of products we offer has grown rapidly. We had 29.3 million, 47.4 million and 96.6 million active customer accounts and fulfilled approximately 193.8 million, 323.3 million and 689.0 million orders in 2012, 2013 and 2014, respectively. Our total net revenues increased from RMB41.4 billion in 2012 to RMB69.3 billion in 2013 and further to RMB115.0 billion (US$18.5 billion) in 2014. We had net losses of RMB1.7 billion, RMB0.05 billion and RMB5.0 billion (US$0.8 billion) in 2012, 2013 and 2014, respectively.

Due to the PRC legal restrictions on foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products and certain other businesses in China, we conduct or plan to conduct the relevant parts of our operations through four consolidated variable interest entities. We have contractual arrangements with these entities and their shareholders that enable us to effectively control and receive substantially all of the economic benefits from the entities. Accordingly, we consolidate the results of these entities in our financial statements.

Major Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s retail industry, including levels of per capita disposable income and consumer spending in China. In addition, they are also affected by factors driving online retail in China, such as the growing number of online shoppers, the adoption of online sales strategies by manufacturers and service providers, the availability of improved delivery services and the increasing variety of payment options. Our results of operations are also affected by general economic conditions in China. In particular, we have experienced and expect to continue to experience upward pressure on our operating expenses.

Our results of operations are also affected by PRC regulations and industry policies related to our business operations, licenses and permits and corporate structure. For example, the product quality and consumer protection laws require us to ensure the quality of the goods we sell and give customers the right to return goods within seven days of receipt with no questions asked, the labor contract law and related rules require employers to enter into written contracts with workers and to pay compensation to workers who are terminated under certain circumstances, regulations on foreign ownership and on transfer of funds into and out of China affect our corporate structure and financing, and regulations on business licenses affect our legal and compliance functions. For a summary of the principal PRC laws and regulations that affect us, see “Item 3.D. Key Information—Risk Factors” and “Item 4.B. Information on the Company—Business Overview—Regulation.” Although we have generally benefited from the Chinese government’s policies to encourage economic growth, we are also affected by the complexity, uncertainties and changes in PRC regulations governing various aspects of our operations. For a detailed description of the PRC regulations applicable to us, see “Item 4.B. Information on the Company—Business Overview—Regulation.”

In terms of PRC regulations that may affect our results of operations, the amendments to the Consumer Protection Law that came into effect in March 2014 give consumers the right to return goods within seven days of receipt. Although we recognize revenues net of return allowances, we do not expect the amendments to the Consumer Protection Law will affect our net revenues. We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. However, if we experience an increased volume of returns after the amendments to the Consumer Protection Law became effective, our shipping and handling costs and related personnel costs may increase significantly and our results of operations may be materially and adversely affected. If we revise our policies to pass these costs to customers, our customers may be dissatisfied, which may result in loss of existing customers or adversely affect our ability to acquire new customers, which in turn may materially and adversely affect our results of operations.

JD.com, Inc., the holding company that is listed on NASDAQ, has no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly-owned PRC subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion, which are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2014, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB14,968 million (US$2,412 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•                  our ability to increase active customer accounts and orders from customers;

•                  our ability to manage our mix of product and service offerings;

•                  our ability to further increase and leverage our scale of business; and

•                  our ability to effectively invest in our fulfillment infrastructure and technology platform.

Our Ability to Increase Active Customer Accounts and Orders from Customers

Growth in the number of our active customer accounts and orders are key drivers of our revenue growth. Our annual active customer accounts increased from 29.3 million in 2012 to 47.4 million in 2013 and further to 96.6 million in 2014. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in attracting new orders from existing customer accounts. During the same period, total orders we fulfilled also increased substantially from approximately 193.8 million in 2012 to approximately 323.3 million in 2013 and further to 689.0 million in 2014.

Our ability to attract new customer accounts and new orders from existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of authentic products at competitive prices on our website and mobile applications and provide speedy and reliable delivery, convenient online and in-person payment options and comprehensive customer services. The number of products we offer has grown rapidly. We have developed a business intelligence system that enables us to increase our operating efficiency through enhanced product merchandising and supply chain management capabilities, and to drive more targeted and relevant product promotions and recommendations to our customers. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including granting coupons and loyalty points and holding special promotions.

We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, those customer accounts that were active in 2008 increased their average number of purchases each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012, 16.6 in 2013 and 18.7 in 2014.

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We commenced our e-commerce business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party sellers on our online marketplace. We offer a wide range of products and services and aim to provide one-stop shopping to maximize our wallet share. Our mix of products and services also affects our gross margin. Different products have different gross margins but the commissions and service fees that we earn from third-party sellers and the other services that we offer have the highest gross margins, since they have no associated cost of revenues. The split between our online direct sales business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. GMV from our online direct sales increased from RMB56.7 billion in 2012 to RMB93.7 billion in 2013 and further to RMB159.3 billion (US$25.6 billion) in 2014. GMV from our online marketplace business increased from RMB16.6 billion in 2012 to RMB31.8 billion in 2013 and further to RMB100.9 billion (US$16.3 billion) in 2014. We intend to further expand our selection of general merchandise products, attract more third-party sellers to our online marketplace, and provide more fulfillment and other value-added services to third-party sellers and others. Our GMV from general merchandise and other products represented 34.7%, 36.4% and 45.9% of our total GMV in 2012, 2013 and 2014, respectively. The following table presents the GMV of the electronics and home appliances products and general merchandise and others sold through our online direct sales and online marketplace by amounts and as percentages of GMV for each of the periods presented:

	For the Year Ended December 31,
	2012		2013		2014
	RMB		RMB		RMB
	(in billions, except for percentages)
GMV:
Electronics and home appliances products	47.8	65.3%	79.8	63.6%	140.8	54.1%
General merchandise and others	25.5	34.7%	45.7	36.4%	119.4	45.9%
Total	73.3	100.0%	125.5	100.0%	260.2	100.0%

Our Ability to Further Increase and Leverage our Scale of Business

Our results of operations are directly affected by our ability to further increase and leverage our scale of business. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring the high quality of fulfillment services. We believe this value proposition also helps us obtain favorable terms from suppliers.

As of December 31, 2014, our nationwide fulfillment infrastructure employed a total of 47,682 warehouse and delivery personnel, and we also employed 5,076 IT professionals to monitor, maintain, upgrade and develop the technology platform that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2012, 2013 and 2014, while the fulfillment expenses as a percentage of our total net revenues decreased from 7.4% in 2012 to 5.9% in 2013 and again increased to 7.0% in 2014. Personnel costs are the largest component of our fulfillment costs and of our technology and content costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase both in absolute amount and as a percentage of our total net revenues in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure included a warehouse network of 123 warehouses with an aggregate gross floor area of approximately 2.2 million square meters in 40 cities and 3,210 delivery stations and pickup stations in 1,862 counties and districts across China as of December 31, 2014. We have acquired land use rights to over one million square meters of land in seven cities in China. We plan to build large scale, custom-designed warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, reduce our reliance on leased warehouses, decrease our rental expenses over time, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party sellers using our fulfillment services. We had paid an aggregate of approximately RMB1.9 billion (US$0.3 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2014. In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform during the same periods. To enhance our technology platform, we intend to further invest in technology, including initiatives to provide innovative features, solutions and services to customers and suppliers, while increasing our operational efficiency.

Selected Statements of Operations Items

Net Revenues

Net revenues are provided from online direct sales and services and others. Online direct sales is further divided into sales of electronics and home appliances products and general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Online direct sales:
Electronics and home appliances products	34,012	82.2	56,814	81.9	90,890	14,649	79.0
General merchandise products	6,323	15.3	10,204	14.7	17,659	2,846	15.4
Total	40,335	97.5	67,018	96.6	108,549	17,495	94.4
Services and others	1,046	2.5	2,322	3.4	6,453	1,040	5.6
Total	41,381	100.0	69,340	100.0	115,002	18,535	100.0

We expect net revenues from all categories to continue to increase in the foreseeable future. Sales of electronics and home appliances products may decrease as a percentage of our total net revenues and sales from services and others may increase as a percentage of our total net revenues.

Net revenues from services and others primarily consist of commissions earned from third-party sellers for sales made through our online marketplace and service fees we charge them for value-added fulfillment or other services we provide upon their request. Currently, we recognize revenues from the third-party sellers on a net basis as we may not always be the primary obligor, we do not have general inventory risk and we do not have latitude to establish prices for them. In addition, net revenues from services and others also include fees we earn by selling advertisements on our website and transaction fees from processing transactions for our online payment service customers, typically e-commerce companies.

We record revenue net of discounts, return allowances, price protection allowances, value-added taxes, or VAT, and business taxes and surcharges.

Operating Expenses

Operating expenses consist primarily of cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues	37,898	91.6	62,496	90.1	101,631	16,380	88.4
Fulfillment	3,061	7.4	4,109	5.9	8,067	1,300	7.0
Marketing	1,097	2.7	1,590	2.3	4,010	646	3.5
Technology and content	636	1.5	964	1.4	1,836	296	1.6
General and administrative	640	1.5	760	1.1	5,260	848	4.6
Total	43,332	104.7	69,919	100.8	120,804	19,470	105.1

Cost of revenues consists of our cost for acquiring the products that we sell directly and the related inbound shipping charges, as well as inventory write-downs. The rebates and subsidies we receive from suppliers are accounted as a reduction to the purchase price, and will be recorded as a reduction of cost of revenues when the product is sold.

Our gross margin is affected by our scale and by the mix of our net revenues, particularly between products and services and others. We expect our gross margin to increase as we further optimize our product mix and provide more value-added services and as our online marketplace grows. The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in millions, except for percentages)
Gross profit(1)	3,483	6,844	13,371	2,155
Gross margin	8.4%	9.9%	11.6%	11.6%

(1)         Gross profit is net revenues minus cost of revenues.

Our fulfillment expenses primarily consist of (i) expenses incurred in operating our fulfillment and customer service centers, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products and (iii) rental expenses of leased warehouses, delivery and pickup stations. We expect our fulfillment expenses to increase both in absolute amount and as a percentage of our total net revenues in the near run, as we hire additional fulfillment personnel, build new warehouses and incur related depreciation expenses, and establish more delivery stations to meet our anticipated growth in sales volume and ensure satisfactory customer experience. We plan to make our fulfillment operations more efficient by setting up large customized warehouse facilities to make full use of the available space, improve the pick-and-pack workflow efficiency, accommodate greater product selection and minimize order splitting.

Our marketing expenses consist primarily of expenses for online and offline marketing and brand promotion activities. We plan to continue to conduct brand promotion and marketing activities to enhance our brand recognition and attract new purchases from new and existing customers.

Our technology and content expenses consist primarily of payroll and related expenses for IT professionals involved in developing and maintaining our technology platform and website, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions. We expect our general and administrative expenses to increase since we have become a publicly listed company, as we incur additional expenses relating to improving our internal controls, complying with Section 404 of the Sarbanes-Oxley Act and maintaining investor relations. In the first quarter of 2014, we granted 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, and we incurred share-based compensation expenses in an amount of US$591 million in this quarter, which materially increased our general and administrative expenses for the quarter.

We believe that operating income is a more meaningful measure than gross profit and gross margin due to the diversity of our product categories and services.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 13% on sales of books, audio and video products, 17% on sales of other products, 6% or 11% on logistics services and 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. Since January 1, 2014, we have been exempted from VAT on sales of books. We are also subject to surcharges on VAT payments in accordance with PRC law.

VAT has been phased in since January 1, 2012, to replace the business tax. Previously, we were subject to business tax at a rate of 3% on logistics services and 5% on advertising and other services. We are still subject to business tax at a rate of 5% and related surcharges for online payment services. We are also still subject to a 3% cultural undertaking development fees on online advertising services.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If the relevant Hong Kong entity satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entity would be subject to withholding tax at the standard rate of 5%. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Our business has grown rapidly in recent years. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$		%
	(in millions, except for percentages)
Net revenues:
Online direct sales	40,335	97.5	67,018	96.6	108,549	17,495		94.4
Services and others	1,046	2.5	2,322	3.4	6,453	1,040		5.6
Total net revenues	41,381	100.0	69,340	100.0	115,002	18,535		100.0
Operating expenses(1):
Cost of revenues	(37,898)	(91.6)	(62,496)	(90.1)	(101,631)	(16,380)		(88.4)
Fulfillment	(3,061)	(7.4)	(4,109)	(5.9)	(8,067)	(1,300)		(7.0)
Marketing	(1,097)	(2.7)	(1,590)	(2.3)	(4,010)	(646)		(3.5)
Technology and content	(636)	(1.5)	(964)	(1.4)	(1,836)	(296)		(1.6)
General and administrative	(640)	(1.5)	(760)	(1.1)	(5,260)	(848	)_	(4.6)
Total operating expenses	(43,332)	(104.7)	(69,919)	(100.8)	(120,804)	(19,470)		(105.1)
Loss from operations	(1,951)	(4.7)	(579)	(0.8)	(5,802)	(935)		(5.1)
Other income/(expense):
Interest income	176	0.4	344	0.5	638	103		0.6
Interest expense	(8)	(0.0)	(8)	(0.0)	(29)	(5)		(0.0)
Others, net	60	0.1	193	0.3	216	35		0.2
Loss before tax	(1,723)	(4.2)	(50)	(0.0)	(4,977)	(802)		(4.3)
Income tax expense	(6)	(0.0)	0	0.0	(19)	(3)		(0.0)
Net loss	(1,729)	(4.2)	(50)	(0.0)	(4,996)	(805)		(4.3)

(1)         Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(78)	(81)	(129)	(21)
Marketing	(9)	(9)	(24)	(3)
Technology and content	(25)	(33)	(79)	(13)
General and administrative	(113)	(138)	(4,018)	(648)

Years Ended December 31, 2014 and 2013

Net Revenues.  Our total net revenues increased by 65.9% from RMB69,340 million in 2013 to RMB115,002 million (US$18,535 million) in 2014, with increases in both categories of net revenues.

The increase in our total net revenues was primarily due to the growth in our annual active customer accounts from 47.4 million in 2013 to 96.6 million in 2014 and the growth in the number of orders we fulfilled from approximately 323.3 million in 2013 to approximately 689.0 million in 2014.

Operating Expenses.  Our total operating expenses increased by 72.8% from RMB69,919 million in 2013 to RMB120,804 million (US$19,470 million) in 2014. This increase was due to increases in all of our operating expense line items.

•                  Cost of revenues.  Our cost of revenues increased by 62.6% from RMB62,496 million in 2013 to RMB101,631 million (US$16,380 million) in 2014. This increase reflects the increase in our volume of online direct sales and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers. Our gross profit increased by 95.4% from RMB6,844 million in 2013 to RMB13,371 million (US$2,155 million) in 2014, primarily due to the overall increase in the scale of our business. Our gross margin increased from 9.9% in 2013 to 11.6% in 2014, primarily due to the increase in net revenues from services and others attributable to our online marketplace and our provision of online marketing services.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 96.3% from RMB4,109 million in 2013 to RMB8,067 million (US$1,300 million) in 2014. This increase was primarily due to the expansion of delivery services provided to merchants on our marketplace and an increase in compensation costs relating to fulfillment expenses from RMB2,005 million in 2013 to RMB4,111 million (US$663 million) in 2014, which was due in turn to the increase in the number of our fulfillment employees from 32,953 as of December 31, 2013 to 58,913  as of December 31, 2014, as well as to higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB794 million in 2013 to RMB1,290 million (US$208 million) in 2014 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, (ii) an increase in the rental expenses for our fulfillment infrastructure from RMB422 million in 2013 to RMB715 million (US$115 million) in 2014, which was primarily due to the increase in the aggregate gross floor area leased in 2014, and (iii) to an increase in payment processing charges from RMB235 million in 2013 to RMB435 million (US$70 million) in 2014 as our volume of sales increased.

•                  Marketing expenses.  Our marketing expenses increased by 152.2% from RMB1,590 million in 2013 to RMB4,010 million (US$646 million) in 2014. This increase was primarily due to an increase in our advertising expenditures, including offline and online advertising for the special promotional campaigns in June 2014 to celebrate our anniversary and during China’s online shopping festival in November 2014, from RMB1,491 million in 2013 to RMB2,781 million (US$448 million) in 2014 as we continued to enhance our brand recognition and attract new purchases, as well as amortization of intangible assets related to our strategic cooperation with Tencent.

•                  Technology and content expenses.  Our technology and content expenses increased by 90.5% from RMB964 million in 2013 to RMB1,836 million (US$296 million) in 2014. This increase was primarily due to the increase in the headcount of our technology employees from 2,720 as of December 31, 2013 to 5,076 as of December 31, 2014, which involved the addition of research and development talent after our transaction with Tencent in March 2014 and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile and big data technologies.

•                  General and administrative expenses. Our general and administrative expenses increased by 591.8% from RMB760 million in 2013 to RMB5,260 million (US$848 million) in 2014. This increase was primarily due to an increase in share-based compensation expenses from RMB138 million in 2013 to RMB4,018 million (US$648 million) in 2014, which was primarily attributable to our grant of 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, in the first quarter of 2014. The increase was also due to an increase in staff cost associated with the increase in headcount of general and administrative employees from 2,372 as of December 31, 2013 to 3,011 as of December 31, 2014, as well as amortization of intangible assets related to our strategic cooperation with Tencent.

Interest Income.  Our interest income increased from RMB344 million in 2013 to RMB638 million (US$103 million) in 2014. This increase was primarily due to the larger cash balance we held in 2014, which was attributable primarily to the proceeds from our initial public offering and private issuances of ordinary shares.

Others, Net.  Others, net, increased from RMB193 million in 2013 to RMB216 million (US$35 million) in 2014. This increase was primarily attributable to the government financial incentives provided to us, which we recognized as income upon receipt of these financial incentives.

Net Loss.  As a result of the foregoing, we had a net loss of RMB4,996 million (US$805 million) in 2014, as compared to a net loss of RMB50 million in 2013.

Years Ended December 31, 2013 and 2012

Net Revenues.  Our total net revenues increased by 67.6% from RMB41,381 million in 2012 to RMB69,340 million in 2013, with increases in both categories of net revenues.

The increase in our total net revenues was primarily due to the growth in our annual active customer accounts from 29.3 million in 2012 to 47.4 million in 2013 and the growth in the number of orders we fulfilled from approximately 193.8 million in 2012 to approximately 323.3 million in 2013.

Operating Expenses.  Our total operating expenses increased by 61.4% from RMB43,332 million in 2012 to RMB69,919 million in 2013. This increase was due to increases in all of our operating expense line items.

•                  Cost of revenues.  Our cost of revenues increased by 64.9% from RMB37,898 million in 2012 to RMB62,496 million in 2013. This increase reflects the increase in our volume of online direct sales. Our gross profit increased by 96.6% from RMB3,483 million in 2012 to RMB6,844 million in 2013, primarily due to the overall increase in the scale of our business. Our gross margin increased from 8.4% in 2012 to 9.9% in 2013, primarily due to the increase in net revenues from services and others attributable to our online marketplace, as well as the increase in margin of the products we sold through our online direct sales.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 34.2% from RMB3,061 million in 2012 to RMB4,109 million in 2013. This increase was primarily due to an increase in compensation costs relating to fulfillment expenses from RMB1,527 million in 2012 to RMB2,005 million in 2013, which was due in turn to the increase in the number of our fulfillment employees from 23,789 as of December 31, 2012 to 32,953 as of December 31, 2013, as well as to higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) an increase in the rental expenses for our fulfillment infrastructure from RMB281 million in 2012 to RMB422 million in 2013, which was primarily due to the increase in the aggregate gross floor area leased, as well as to increases in rental rates on leases that we renewed in 2013, (ii) increased shipping charges from contracted third-party shipping companies and couriers from RMB661 million in 2012 to RMB794 million in 2013 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, and (iii) to an increase in payment processing charges from RMB116 million in 2012 to RMB235 million in 2013 as our volume of sales increased.

•                  Marketing expenses.  Our marketing expenses increased by 45.0% from RMB1,097 million in 2012 to RMB1,590 million in 2013. This increase was primarily due to an increase in our advertising expenditures, including offline and online advertising, from RMB1,016 million in 2012 to RMB1,491 million in 2013 as we continued to enhance our brand recognition and attract new purchases.

•                  Technology and content expenses.  Our technology and content expenses increased by 51.4% from RMB636 million in 2012 to RMB964 million in 2013. This increase was primarily due to the increase in the headcount of our technology employees from 2,453 as of December 31, 2012 to 2,720 as of December 31, 2013, which involved hiring of additional senior and experienced technology employees, to execute our technology-related strategies of improving our technology platform.

•                  General and administrative expenses.  Our general and administrative expenses increased by 19.0% from RMB640 million in 2012 to RMB760 million in 2013. This increase was primarily due to an increase in headcount of general and administrative employees from 1,479 as of December 31, 2012 to 2,372 as of December 31, 2013. The increase was also due to an increase in share-based compensation expenses from RMB113 million in 2012 to RMB138 million in 2013.

Interest Income.  Our interest income increased from RMB176 million in 2012 to RMB344 million in 2013. This increase was primarily due to the larger cash balance we held in 2013, which was attributable primarily to the proceeds from our issuance of ordinary shares in November 2012 and February 2013 as well as the increase in cash flow from operating activities.

Others, Net.  Others, net, increased from RMB60 million in 2012 to RMB193 million in 2013. This increase was primarily attributable to the government financial incentives provided to us, which we recognized as income upon receipt of these financial incentives. The increase in others, net is also attributable to foreign exchange gains as well.

Net Loss.  As a result of the foregoing, our net loss decreased by 97.1% from RMB1,729 million in 2012 to RMB50 million in 2013.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of Affiliated Entities

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services.

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Jingdong Century, our affiliated PRC entities, Jingdong 360, Jiangsu Yuanzhou, Beijing Jiasheng and Beijing Yuanyi and their shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of these PRC affiliates that most significantly impact their economic performance, and to obtain a majority of the residual returns of these entities. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate the results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

Revenue

We engage primarily in the sale of electronics products and general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in China on the internet through our website jd.com. We also offer an online marketplace that enables third-party sellers to sell their products to customers on jd.com. Customers place their orders for products online through the website jd.com. Payment for the purchased products is generally made either before delivery or upon delivery.

Consistent with the criteria of ASC 605, Revenue Recognition, we recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

In accordance with ASC 605, Revenue Recognition, we evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenues should be recorded on a gross basis. When we are not the primary obligor, don’t bear the inventory risk and don’t have the ability to establish the price, revenues are recorded on a net basis.

Revenue arrangements with multiple deliverables are divided into separate units of accounting and arrangement consideration is allocated using estimated selling prices if we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables.

We recognize revenue net of discounts and return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences.

Rebates and Subsidies

We periodically receive consideration from certain suppliers, representing rebates for products sold and subsidies for the sales of the suppliers’ products over a period of time. The rebates are not sufficiently separable from our purchase of the suppliers’ products and they do not represent a reimbursement of costs incurred by us to sell vendors’ products. We account for the rebates received from our suppliers as a reduction to the price we pay for the products purchased and therefore we record such amounts as a reduction of cost of revenues when recognized in our consolidated financial statements. Rebates are earned based on reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on our past experiences and current forecasts, a portion of the rebate is recognized as we make progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through us and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

Inventories

Inventories are primarily accounted for using the weighted average cost method and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in our estimates and assumptions may cause us to realize material write-downs in the future. As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2014, we would have recorded an additional cost of sales of approximately RMB122 million.

Goodwill

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Our annual testing date is December 31. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value or qualitative factors indicate that it is more likely than not that goodwill is impaired, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment share, and general economic conditions. Certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

During the years ended December 31, 2012, 2013 and 2014, management monitored the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test, no triggering events were identified that required an update to our annual impairment test. As a measure of sensitivity, a 10% decrease in the fair value of our reporting units as of December 31, 2014 would have had no impact on the carrying value of our goodwill.

Share-Based Compensation

Non-vested ordinary shares and restricted share units

The following table sets forth information regarding the non-vested ordinary shares and restricted share units granted to eligible employees and non-employee consultants:

Grant Date	Number of Shares Granted	Fair Value Per Share (US$)	Type of Valuation
May 15, 2011	6,878,360	3.42	Retrospective
July 15, 2012	32,629,911	3.67	Retrospective
December 15, 2012	1,335,500	3.70	Retrospective
February 2, 2013	600,000	3.70	Retrospective
December 20, 2013	14,583,405	3.96	Contemporaneous
March 11, 2014	93,780,970	6.30	Contemporaneous
March 31, 2014	12,296,594	6.33	Contemporaneous
May 22, 2014	147,702	9.50	Contemporaneous
July 1, 2014	2,950,220	14.26	Contemporaneous
October 1, 2014	1,099,000	12.91	Contemporaneous

Prior to our initial public offering, the fair value of the non-vested ordinary shares and restricted share units were assessed using the income approach / discounted cash flow method, with a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant, and was determined partly in reliance on a valuation determined with the assistance of an independent valuation firm using our estimates and assumptions. This assessment required complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made.

After our initial public offering, in determining the fair value of the non-vested ordinary shares and restricted share units granted, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied. In determining the fair value of the non-vested ordinary shares and restricted share units granted on May 22, 2014, the date when our ADSs first commenced trading on NASDAQ, the per share equivalent of our initial public offering price is applied.

Share options

The following table sets forth information regarding the share options granted to eligible employees:

Grant or Exchange(1) dates	Number of Share Options Granted or Exchanged	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant or Exchange Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
December 20-27, 2013	26,912,328	3.96	1.73~2.01	3.96	—
March 31, 2014	1,955,000	6.30	3.55~3.64	6.33	58,650
October 1, 2014	790,000	12.91	6.78	12.51	—

(1)         In December 2013, certain of our employees elected to exchange an aggregate of 7,954,526 restricted share units which had been previously granted to them for options to purchase an aggregate of 23,863,578 ordinary shares.

Management is responsible for determining the fair value of options granted to employees and considered a number of factors including valuations.

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2013 and 2014 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

Our share-based compensation expense is measured at the fair value of the awards as calculated under the Binomial option-pricing model. Assumptions used in the Binomial Model are presented below:

	2013	2014

Expected volatility(1)	47%~50%	52%~53%
Risk-free interest rate (per annum)(2)	1.83%~2.91%	2.42%~3.50%
Exercise multiples(3)	2.8	2.8
Expected dividend yield(4)	—	—
Expected term (in years)(5)	7.4~10.0	10.0

(1)         We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(2)         We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds with a maturity similar to the expected expiry of the term.

(3)         The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(4)         We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(5)         Expected term is the contract life of the option.

The assumptions used in share-based compensation expense recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, the share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•                  determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

•                  determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees or non-employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times during the past three fiscal years prior to our initial public offering with the assistance from an independent valuation firm:

Date	Equity Value	Fair Value per Share	DLOM	Discount Rate	Type of Valuation
	(US$ thousands)	(US$)
July 15, 2012	6,822,739	3.67	20%	19%	Retrospective
December 15, 2012	7,117,524	3.70	20%	19%	Retrospective
February 2, 2013	7,552,785	3.70	15%	19%	Retrospective
December 20, 2013	8,030,000	3.96	10%	19%	Contemporaneous
March 11, 2014	15,721,000	6.30	10%	17.5%	Contemporaneous
March 31, 2014	15,794,000	6.33	10%	17.5%	Contemporaneous
May 22, 2014	25,974,631	9.50	—	N/A	Contemporaneous

In determining the fair value of our ordinary shares in 2012 and February 2013, we relied in part on a valuation retrospectively determined with the assistance of an independent valuation firm based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We obtained a retrospective valuation instead of a contemporaneous valuation by an unrelated valuation specialist because, prior to December 2013, our financial and limited human resources were principally focused on our business development efforts. We applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates.    The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the e-commerce industry and (ii) their shares are publicly traded in developed capital markets, including the United States, the UK and Japan.

Discount for lack of marketability, or DLOM.    DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 35.7% to 48.8% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares increased slightly from July 15, 2012 to February 2, 2013. DLOM decreased from 20% to 15% during the same period, primarily due to our expectations for the timing of our initial public offering and the improved capital market sentiment in the United States. The effect of the decrease in DLOM was offset by our lower estimate of revenues because of the slowdown of China economic growth rate.

The fair value of our ordinary shares increased from US$3.70 as of February 2, 2013 to US$3.96 as of December 20, 2013. The increase in fair value of our ordinary shares was primarily attributable to both the organic growth of our business and the decrease of DLOM from 15% to 10%. The decrease of DLOM was primarily due to our expectations for the timing of our initial public offering and the improved capital market sentiment in the United States.

The fair value of our ordinary shares increased from US$3.96 as of December 20, 2013 to US$6.33 as of March 31, 2014. We believe the increase in the fair value of our ordinary shares was primarily attributable to the fact that on March 10, 2014, we entered into a strategic cooperation agreement with Tencent and a series of agreements to acquire the Paipai and QQ Wanggou marketplace businesses, equity interests in Shanghai Icson and other intangible assets. We believed that this transaction would further extend our presence in the China e-commerce market and create synergies through economies of scales. In view of the above, we adjusted our financial forecast to reflect the expected economic benefits and synergistic of this transaction. We also lowered the discount rate from 19.0% as of December 20, 2013 to 17.5% as of March 31, 2014 due to the increase in the size of our business and the reduction in perceived uncertainties associated with our business plan.

The fair value of our ordinary shares on May 22, 2014 was US$9.50, which was based on our initial public offering price.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated financial statements in the period of change.

In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2012, 2013 and 2014, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2015-02 on our consolidated financial statements.

B.                                    Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, private issuances of ordinary and preferred shares, and our initial public offering. In May 2014, we completed our initial public offering in which we issued and sold an aggregate of 83,060,200 ADSs, representing 166,120,400 Class A ordinary shares resulting in net proceeds to us of approximately US$1.5 billion. Concurrently with our initial public offering, we also raised US$1.3 billion from Huang River Investment Limited, our existing shareholder, by selling 139,493,960 Class A ordinary shares to Huang River via private placement.

As of December 31, 2014, we had a total of RMB32.1 billion (US$5.2 billion) in cash and cash equivalents, restricted cash and short-term investments. This included RMB1.3 billion (US$0.2 billion) in the United States, RMB3.6 billion (US$0.6 billion), HK$8.1 million (US$1.1 million) and US$725.6 million in Hong Kong, RMB1.0 billion (US$0.2 billion) and US$1.0 billion in the Cayman Islands, and RMB9.1 billion (US$1.5 billion) and US$1.0 billion in China. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less. As of December 31, 2014, we had one-year revolving lines of credit for an aggregate amount of RMB9.9 billion (US$1.6 billion) from several Chinese commercial banks. We had RMB3.6 billion (US$0.6 billion) outstanding under these revolving lines of credit as of December 31, 2014.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

Our accounts payable primarily include accounts payable to suppliers associated with our online direct sales business and those to third-party sellers on our online marketplace. As of December 31, 2012, 2013 and 2014, our accounts payable amounted to RMB8,097 million, RMB11,019 million and RMB16,364 million (US$2,637 million), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our online direct sales business and the related increase in products sourced from our suppliers, as well as the growth in the scale of operations of our online marketplace. From late 2013, we started to provide supply chain financing to our suppliers of online direct sales business. As of December 31, 2013 and December 31, 2014, the balances of financing we provided to our suppliers amounted to RMB0.1 billion and RMB1.5 billion (US$0.2 billion), respectively. Our annual accounts payable turnover days for our online direct sales business excluding the impact from supply chain financing were 42.5 days in 2012, 42.2 days in 2013 and 40.9 days in 2014. Annual accounts payable turnover days are the quotient of total cost of revenues to average accounts payable over five consecutive quarter ends.

Our net inventories have increased significantly in recent periods, from RMB4,754 million as of December 31, 2012 to RMB6,386 million as of December 31, 2013 and further to RMB12,191 million (US$1,965 million) as of December 31, 2014. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 34.1 days in 2012, 34.2 days in 2013 and 34.8 days in 2014. Annual inventory turnover days are the quotient of total cost of revenues to average inventory over five consecutive quarter ends. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.

Although we consolidate the results of our consolidated variable interest entities, we only have access to cash balances or future earnings of our consolidated variable interest entities through our contractual arrangements with them. See “Item 4.C. Information on the Company—Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Renminbi may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries and our consolidated variable interest entities in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors and content partners, for example.

Our wholly foreign-owned subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our wholly foreign-owned subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013		2014
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	1,404	3,570	1,015	164
Net cash used in investing activities	(3,369)	(2,671)	(13,203)	(2,128)
Net cash provided by financing activities	2,854	2,795	18,392	2,964
Effect of exchange rate changes on cash and cash equivalents	(1)	(59)	(101)	(16)
Net increase in cash and cash equivalents	888	3,635	6,103	984
Cash and cash equivalents at beginning of year	6,289	7,177	10,812	1,742
Cash and cash equivalents at end of year	7,177	10,812	16,915	2,726

Operating Activities

Net cash provided by operating activities in 2014 was RMB1,015 million (US$164 million). In 2014, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally share-based compensation of RMB4,250 million (US$685 million) and depreciation and amortization of RMB1,651  million (US$266 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB4,903 million (US$790 million), an increase in accrued expenses and other current liabilities of RMB2,988 million (US$482 million) and an increase in advance from customers of RMB2,611 million (US$421 million), partially offset by an increase in inventories of RMB5,805 million (US$936 million) an increase in accounts receivable of RMB2,005 million (US$323 million) and an increase in prepayments and other current assets RMB1,211 million (US$195 million). The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits as well as the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the consumer financing we started providing to our selected customers as part of our internet financing initiatives in 2014. The increase in prepayments and other current assets was attributable to the receivables on behalf of our employees in relation to the exercise of options or pursuant to other awards.

Net cash provided by operating activities in 2013 was RMB3,570 million. In 2013, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were an increase in accounts payable of RMB2,687 million, an increase in advance from customers of RMB1,159 million and an increase in accrued expenses and other current liabilities of RMB929 million, partially offset by an increase in inventories of RMB1,632 million and an increase in advance to suppliers of RMB660 million. The increase in our accounts payable was due to the growth of our business. The increase in our advance from customers was due to the increase in our sales of prepaid cards as well as the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount as well as the growth in our online marketplace business which resulted in the increase of vendor deposits. The increase in our inventories was due to the growth of our business. The increase in advance to suppliers was due to increased advance payments made to our suppliers in order to secure steady supply of products during the Chinese New Year season, which was close to the 2013 year end.

Net cash provided by operating activities in 2012 was RMB1,404 million. In the year ended December 31, 2012, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were an increase in accounts payable of RMB4,156 million, an increase in accrued expenses and other current liabilities of RMB754 million and an increase in advance from customers of RMB604 million, partially offset by an increase in inventories of RMB1,990 million and an increase in restricted cash of RMB628 million. The increase in our accounts payable was due to the growth of our business and the resulting increase in our ability to negotiate more favorable payment terms from suppliers. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount as well as the growth in our online marketplace business which resulted in the increase of vendor deposits. The increase in our advance from customers was due to the increase in our sales of prepaid cards as well as the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services. The increase in our inventories was due to the growth of our business. The increase in our restricted cash was due to the increase in secured deposits held in designated bank accounts associated with our increased use of bank acceptance.

Investing Activities

Net cash used in investing activities in 2014 was RMB13,203 million (US$2,128 million), consisting primarily of the purchase of short-term investments along with purchases of property, equipment and software and cash paid for construction in progress, partially offset by the maturity of short-term investments, as well as net cash acquired from business combinations.

Net cash used in investing activities in 2013 was RMB2,671 million, consisting primarily of the purchase of short-term investments, largely offset by the maturity of short-term investments, as well as cash paid for construction in progress on our new warehouses and office building, purchases of property, equipment and software and deposit for capital verification associated with capital contributions to our entities in China.

Net cash used in investing activities in 2012 was RMB3,369 million, consisting primarily of our purchases of short term investments along with purchases of property, equipment and software and purchases of land use rights, partially offset by maturity of short-term investments.

Financing Activities

Net cash provided by financing activities in 2014 was RMB18,392 million(US$2,964 million),, consisting of proceeds from our initial public offering and private issuances of ordinary shares, as well as proceeds from short-term borrowings, partially offset by the repayment of short-term bank loan.

Net cash provided by financing activities in 2013 was RMB2,795 million, consisting of proceeds from the issuance of ordinary shares and proceeds from short-term borrowings, partially offset by the repayment of short-term bank loan.

Net cash provided by financing activities in 2012 was RMB2,854 million, consisting primarily of the proceeds from the issuance of ordinary shares as well as short-term bank loans and proceeds from the exercise of warrants.

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2014, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB14,968 million (US$2,412 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital Expenditures

We made capital expenditures of RMB1,148 million, RMB1,292 million and RMB2,902 million (US$468 million) in 2012, 2013 and 2014, respectively. In 2012 and 2013, our capital expenditures mainly included our payment for the purchase of land use rights for premises on which we plan to construct warehouses and office buildings, our payment for construction in progress, and our payment for the purchase of property, equipment and software and other intangible assets. Our capital expenditures for 2014 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our new office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth.

C.                                    Research and Development

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. We employed 5,076 IT professionals to design, develop and operate our technology platform as of December 31, 2014, including the IT professionals we have hired from Tencent in connection with our recent transactions with Tencent.

In the three years ended December 31, 2012, 2013 and 2014, our technology and content expenses, including share-based compensation expenses for research and development staff, were RMB636 million, RMB964 million and RMB1,836 million (US$296 million), respectively. Our technology and content expenses consist primarily of payroll and related expenses for IT professionals involved in developing and maintaining our technology platform and website, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

			Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB thousands)
Rental expenses	1,588,506	655,815	511,552	244,840	176,299
Bandwidth leasing	546,934	210,815	149,112	142,944	44,063
Construction	669,298	669,298	—	—	—
Total	2,804,738	1,535,928	660,664	387,784	220,362

In connection with our transactions with Tencent in March 2014, we have agreed to pay Tencent RMB631 million (US$102 million) in cash, subject to substantial completion of the post-closing covenants by Tencent and its affiliates, of which RMB181 million (US$29 million) was paid during 2014.

Our operating lease obligations relate to our leases of offices and fulfillment centers and our lease of bandwidth and data centers.

In addition to operating lease obligations, we had capital commitments contracted in an aggregate amount of RMB669.3 million (US$107.9 million) as of December 31, 2014. These capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are to be paid in the following years according to the construction progress.

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	42	Founder, Chairman of the Board of Directors and Chief Executive Officer
Martin Chi Ping Lau	41	Director
Ming Huang	51	Independent Director
Louis T. Hsieh	50	Independent Director
David Daokui Li	51	Independent Director
Haoyu Shen	44	Chief Executive Officer of JD Mall
Ye Lan	44	Chief Marketing Officer
Yu Long	39	Chief Human Resources Officer and General Counsel
Sidney Xuande Huang	49	Chief Financial Officer
Shengqiang Chen	38	Chief Executive Officer of Internet Finance

Richard Qiangdong Liu is the founder of our company and has been our chairman and chief executive officer since our inception. Mr. Liu has over 15 years of experience in the retail and e-commerce industries. In June 1998, Mr. Liu started his own business in Beijing, which was mainly engaged in the distribution of magneto-optical products. In January 2004, Mr. Liu launched his first online retail website. He founded our business later that year and has guided our development and growth since then. In December 2011, Mr. Liu received the prestigious award “2011 China Economic Person of the Year” from CCTV, China’s largest nationwide television network. Mr. Liu has received numerous other awards for his achievements in the e-commerce industry in China, such as “2011 Chinese Business Leader” and Fortune China’s “2012 Chinese Businessman.” Mr. Liu received a bachelor’s degree in sociology from People’s University of China in Beijing and an EMBA degree from the China Europe International Business School.

Martin Chi Ping Lau has served as our director since March 2014. Mr. Lau is president and executive director of Tencent Holdings Limited, a provider of comprehensive internet services serving the largest online community in China and listed on Hong Kong Stock Exchange. In 2007, Mr. Lau was appointed as an executive director of Tencent. In 2006, Mr. Lau was promoted as the president of Tencent to manage the day-to-day operation of Tencent. In February 2005, he joined Tencent as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. Mr. Lau also serves as a non-executive director of Kingsoft Corporation Limited, an internet based software developer, distributor and software service provider listed in Hong Kong, and a director of Leju Holdings Limited, an online-to-offline real estate services provider in China listed on the NYSE. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan, a master of science degree in electrical engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

Ming Huang has served as our independent director since March 2014. Mr. Huang has been a professor of finance at China Europe International Business School since July 2010 and a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director of Yingli Green Energy Holding Company Limited, a company listed on the NYSE, an independent director of Qihoo 360 Technology Co. Ltd., a company listed on the NYSE. Mr. Huang is also an independent non-executive director of several companies listed on the Hong Kong Stock Exchange including WH Group Limited, Fantasia Holdings Group Co., Ltd., Guosen Security Company, and China Medical System Holdings Ltd. Professor Huang also serves as a non-executive director of the Annuity Fund Management Board of China National Petroleum Corporation and Aegon-Industrial Fund Management Co., Ltd. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.

Louis T. Hsieh has served as our independent director since May 2014. Mr. Hsieh has served as the chief financial officer of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE, since December 2005, director since March 2007 and president since May 2009. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of United Information Technologies, a leading Chinese storage solutions company. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

David Daokui Li has served as our independent director since May 2014. Mr. Li is currently the Mansfield Freeman Chair Professor of the School of Economics and Management of Tsinghua University. He is also the director of the Schwarzman Scholars Program at Tsinghua University, and the director of Center for China in the World Economy (CCWE) at the School of Economics and Management of Tsinghua University. Before joining Tsinghua University in 2004, Mr. Li was on the faculty of Hong Kong University of Science and Technology from 1999 to 2004 and the University of Michigan from 1992 to 1999. From 1997 to 1998, he was a National Fellow of Hoover Institution at Stanford University. Professor Li is currently a delegate to the Beijing People’s Congress and a member of the Chinese People’s Political Consultative Committee (CPPCC). He is now a member of the Global Agenda Councils and a Rapporteur of the International Financial Institutions Reform Cluster of the Global Redesign Initiative (GRI) of the World Economic Forum based in Davos, Switzerland. He also serves as an independent director of China Minsheng Investment Corporation. Professor Li received a Ph.D. in economics from Harvard University and a bachelor’s degree in management information systems from Tsinghua University as one of the first undergraduate class of the School of Economics and Management, where he is now serving as a faculty member.

Haoyu Shen has served as the chief executive officer of JD Mall, our B2C business group, since April 2014. From August 2011 to April 2014, he was our chief operating officer, in charge of our entire supply chain management and customer service functions. Mr. Shen has extensive experience across different countries and industries. Prior to joining us, Mr. Shen worked at Baidu, Inc., the leading Chinese language internet search provider, where he served as a senior vice president from January 2010 to July 2011 and the vice president of business operations from July 2007 to July 2010. From June 2001 to June 2007, Mr. Shen worked at American Express in New York as a director at the strategic planning and business development group, a vice president at the prepaid card group and a vice president at the U.S. consumer card group. Prior to that, Mr. Shen was a management consultant at McKinsey & Company from 1997 to 2000 and a financial analyst at Sinochem Group from 1992 to 1995. Mr. Shen received a bachelor’s degree in international finance from People’s University of China in Beijing and an MBA degree from the University of Iowa. Mr. Shen is a CFA charterholder.

Ye Lan has served as our chief marketing officer since February 2012, and is in charge of our procurement, sales, marketing and public relations functions. Mr. Lan has over 18 years of experience in sales and marketing in the Greater China region. Prior to joining us, Mr. Lan was an executive vice president for the China region at Acer Group, a Taiwan-based electronics company, from October 2010 to February 2012. Mr. Lan was the president and the chief executive officer of Founder Technology Group Corporation, a China-based computer producer listed on the Shanghai Stock Exchange, from October 2008 to September 2010. From 1993 to October 2008, Mr. Lan was at Lenovo Group, where he became the vice president responsible for the sales in the Greater China region. Mr. Lan received an EMBA degree from Tsinghua University in Beijing.

Yu Long (also known as Rain Long) has served as our chief human resources officer and general counsel since August 2012. Ms. Long has extensive experience in handling the legal affairs of U.S. listed companies and managing multinational companies. Prior to joining us, Ms. Long served as the senior vice president, general counsel and chief compliance officer of UTStarcom Holdings Corp., a provider of interactive, IP-based network solutions listed on NASDAQ. Ms. Long joined UTStarcom in November 2010 as general counsel and vice president and was appointed as the chief compliance officer in December 2011 and then promoted to senior vice president in February 2012. Prior to that, Ms. Long worked for several Chinese and multinational telecommunication companies, and last served as the APAC Legal Affairs Director for the Swiss stock market listed Myriad Group AG and was appointed by its head office to be the key member of its China Executive Management Team. Ms. Long received her bachelor’s degree in economic law from China Southwest Political and Law University in Chongqing and an EMBA from the China Europe International Business School. Ms. Long is a qualified attorney in the PRC.

Sidney Xuande Huang has served as our chief financial officer since September 2013. Prior to joining us, Mr. Huang was the chief financial officer of Pactera Technology International Ltd., a NASDAQ-listed IT services provider, and its predecessor company, VanceInfo Technologies Inc., from July 2006 to September 2013. He was also the co-president of VanceInfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to that, he was the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and is a Certified Public Accountant in the State of New York. Mr. Huang is currently a director of Bitauto Holdings Limited, an internet company listed on the NYSE. Mr. Huang obtained his masters of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Shengqiang Chen has served as the chief executive officer of our internet finance group since September 2013 and is in charge of the establishment and development of our new internet finance business. Mr. Chen has over 15 years of experience in finance and accounting management in China. Mr. Chen was our chief financial officer from March 2012 to September 2013, our finance vice president from January 2009 to March 2012 and our financial controller from April 2007 to December 2008. Mr. Chen received a bachelor’s degree in accounting from Beijing Technology and Business University and an MBA degree from Beijing Institute of Technology in Beijing and has completed his studies at the EMBA program of China Europe International Business School.

B.                                    Compensation

In 2014, we paid an aggregate of approximately RMB16.7  million (US$2.7 million) in cash to our executive officers, and approximately US$113  thousand in cash to our non-executive directors.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

We adopted a 2008 stock issuance plan in June 2008, a 2009 employee stock incentive plan in February 2009, a 2010 employee stock incentive plan in March 2010, a 2011 employee stock incentive plan in April 2011 and a 2011 special employee stock incentive plan in April 2011, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We refer to these plans collectively as the Original Plans. Pursuant to the Original Plans, we issued a total of 106,850,910 ordinary shares to Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Original Plans, which were replaced by the 2013 Plan as described below, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP.

On December 20, 2013, we adopted a 2013 Share Incentive Plan, or the 2013 Plan, which replaced all of the Original Plans in their entirety, and the Original Plans are no longer effective. The awards granted and outstanding under the Original Plans survive the termination of the Original Plans and remain effective and binding under the 2013 Plan, subject to certain amendments to the original award agreements. We amended and restated the 2013 Plan on March 6, 2014, increasing the number of shares reserved for future awards under the 2013 Plan. In November 2014, the 2013 Plan was replaced by a share incentive plan entitled “Share Incentive Plan” containing substantially the same terms as the 2013 Plan.

The maximum aggregate number of our shares which may be issued pursuant to all awards under the Share Incentive Plan is 468,133,012 shares as of the date of this annual report, consisting of 106,850,910 shares that have been issued to and reserved with Fortune Rising Holdings Limited under the Original Plans, and 361,282,102 shares that are reserved under the Share Incentive Plan. The number of shares reserved for future issuances under the Share Incentive Plan will be increased by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of the Share Incentive Plan commencing with the fiscal year ended December 31, 2018, the sixth fiscal year that occurs after the date when the 2013 Plan was adopted.

The following paragraphs describe the principal terms of the Share Incentive Plan.

Types of Awards.    The Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the committee or the board decides.

Plan Administration.    Our board of directors, our compensation committee or a sub-committee designated by our board will administer the Share Incentive Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. Fortune Rising Holdings Limited is the holder on record of the original award pool of 106,850,910 shares and will grant awards to plan participants and execute the award agreements and other related agreements with plan participants based on the instructions of the committee or the full board of directors who administers the Share Incentive Plan.

Award Agreement.    Awards granted under the Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees.

Acceleration of Awards upon Change in Control.    If a change in control of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the Share Incentive Plan.    Unless terminated earlier, the Share Incentive Plan will terminate automatically on December 20, 2023. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary and desirable to comply with applicable law. Shareholder approval is required for any amendment to the Share Incentive Plan that (i) increases the number of shares available under the Share Incentive Plan, or (ii) permits the plan administrator to extend the term of the Share Incentive Plan or the exercise period for an option beyond ten years from the date of grant.

As of December 31, 2014, we had an aggregate of 44,234,918 restricted shares, which are treated as non-vested ordinary shares under U.S. GAAP, 49,984,599 restricted share units and options to purchase an aggregate of 26,201,252 ordinary shares that had been granted to our officers, employees and consultants and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant date.

In March 2014, we granted 93,780,970 immediately vested restricted share units to Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, pursuant to which we issued 93,780,970 ordinary shares to Max Smart Limited, a British Virgin Islands company wholly owned by Mr. Richard Qiangdong Liu, on May 22, 2014 immediately after the listing of our ADSs on NASDAQ. The number of restricted shares, restricted share units and options granted to each of our other directors and executive officers represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of the date of this annual report. The awards to our other directors and executive officers have two-year, four-year, five-year or six-year vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date.

C.                                    Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NASDAQ Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote will be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Under our current memorandum and articles of association, our board of directors will not be able to form a quorum without Mr. Richard Qiangdong Liu for so long as Mr. Liu remains a director.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Louis T. Hsieh, Ming Huang and David Daokui Li. Mr. Hsieh is the chairman of our audit committee. We have determined that Mr. Hsieh, Mr. Huang and Mr. Li satisfy the “independence” requirements of NASDAQ and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Ming Huang and Martin Chi Ping Lau. Mr. Huang is the chairman of our compensation committee. We have determined that Mr. Huang and Mr. Lau satisfy the “independence” requirements of NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of David Daokui Li and Louis T. Hsieh. Mr. Li is the chairperson of our nominating and corporate governance committee. Mr. Li and Mr. Hsieh satisfy the “independence” requirements of NASDAQ. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are appointed either by an ordinary resolution of our shareholders, or by a resolution of our board of directors (including the affirmative vote of Mr. Richard Qiangdong Liu for so long as he is a director). Our non-independent directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. Our independent directors are subject to a contractual one-year term, which may be renewed for one additional year, unless either party provides a prior written notice to the other party before the initial term expires indicating the intention not to renew. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and the board resolves that his office be vacated.

D.                                    Employees

As of December 31, 2014, we had a total of 68,109 fulltime employees. We had a total of 38,325 employees as of December 31, 2013, 27,952 employees as of December 31, 2012, and a total of 20,153 employees as of December 31, 2011.

The following tables give breakdowns of our employees as of December 31, 2014, by function and by region:

Function	Number
Procurement	3,293
Warehouses	12,580
Delivery	35,282
Customer Service	7,758
Technology	5,076
Sales and Marketing	1,109
General and Administrative	3,011
TOTAL	68,109

Region	Number
Northeastern China	2,551
Northern China(1)	25,613
Eastern China(2)	16,297
Central China	3,891
Southern China	11,751
Southwestern China(3)	6,305
Northwestern China	1,701
TOTAL	68,109

(1)         Includes the employees at our national headquarters in Beijing.

(2)         Includes the employees at our national customer service center in Suqian, Jiangsu.

(3)         Includes the employees at our national customer service center in Chengdu, Sichuan.

With so many employees in so many locations across China, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. We believe that our corporate culture and core philosophy will help us to realize our goal of becoming the largest e-commerce company in the world.

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. In 2014, we have recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform, including the former employees who joined us in connection with our recent acquisition of certain e-commerce businesses and assets from Tencent. We have established comprehensive training programs that cover such topics as our corporate culture, employee rights and responsibilities, team-building, professional behavior, job performance, management skills, leadership and executive decision-making. In 2012, we set up a special dedicated training facility, Jingdong Academy, which we have since renamed JD Corporate University, to further strengthen our internal training programs. As of December 31, 2014, approximately 370 management trainees had undergone our dedicated management training program. We also sponsored certain senior and mid-level management to attend part-time MBA education in 2012 and 2013. In November 2013, we set up a “Go to College at Jingdong” program in collaboration with external educational and training institutions. This program will offer tailored courses to our employees and allow them to obtain a college degree through online education. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees from top universities in the United States.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. We also provide entrusted loans with commercial banks as intermediaries to qualified employees to assist them in purchasing houses and cars.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,766,369,452 ordinary shares outstanding as of March 31, 2015, comprising of (i) 2,229,204,761 Class A ordinary shares, excluding the 27,387,198 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 537,164,691 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Ordinary shares held by a shareholder are determined in accordance with our register of members.

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		%†		% of Aggregate Voting Power††
Directors and Executive Officers:
Richard Qiangdong Liu	—	(1)	449,444,989	(1)	449,444,989	(1)	16.2	(1)	82.8	(2)
Martin Chi Ping Lau(3)	—		—		—		—		—
Ming Huang	*		—		*		*		*
Louis T. Hsieh	*		—		*		*		*
David Daokui Li	*		—		*		*		*
Haoyu Shen	*		—		*		*		*
Ye Lan	*		—		*		*		*
Rain Yu Long	*		—		*		*		*
Sidney Xuande Huang	*		—		*		*		*
Shengqiang Chen	*		—		*		*		*
All Directors and Executive Officers as a Group	7,027,911		449,444,989		456,472,900		16.5		82.9

Principal and Selling Shareholders:
Max Smart Limited(4)	—		449,444,989		449,444,989		16.2		69.3
Huang River Investment Limited(5)	498,850,435		—		498,850,435		18.0		3.8
Entities affiliated with Tiger Global Management(6)	420,549,298		—		420,549,298		15.2		3.2
Hillhouse Capital Management, Ltd.(7)	304,843,330		—		304,843,330		11.0		2.3
Best Alliance International Holdings Limited(8)	178,937,180		—		178,937,180		6.5		1.4
Fortune Rising Holdings Limited(9)	—		87,719,702		87,719,702		3.2		13.5

*                             Less than 1% of our total outstanding ordinary shares.

**                      Except for Mr. Martin Chi Ping Lau, Mr. Louis T. Hsieh, Mr. Ming Huang and Mr. Daokui Li, the business address of our directors and executive officers is 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

†                             For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 2,766,369,452  on an as-converted basis as of March 31, 2015.

††                      For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)                     Represents 449,444,989 Class B ordinary shares directly held by Max Smart Limited, a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (4) below. The ordinary shares beneficially owned by Mr. Liu do not include 87,719,702 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (9) below.

(2)                     The aggregate voting power includes the voting power with respect to the 87,719,702 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (9) below.

(3)                     Mr. Lau was appointed by Huang River Investment Limited. The business address of Mr. Lau is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(4)                     Represents 449,444,989 Class B ordinary shares directly held by Max Smart Limited, a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)                     Represents (i) 486,245,393 Class A ordinary shares held by Huang River Investment Limited, and (ii) 12,605,042 Class A ordinary shares in the form of ADSs purchased by Huang River Investment Limited or its affiliate in our public follow-on offering in December 2014. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Tencent Holdings Limited, a company listed on Hong Kong Stock Exchange. The registered address of Huang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)                     Based on a Schedule 13G jointly filed on February 17, 2015 by Tiger Global Private Investment Partners V, L.P., Tiger Global PIP Performance V, L.P., Tiger Global PIP Management V, Ltd., Tiger Global Five 360 Holdings, Tiger Global 360Buy Holdings, Tiger Global Management, LLC, Charles P. Coleman III, Scott Shleifer, Lee Fixel and Feroz Dewan, which we collectively refer to as Entities affiliated with Tiger Global Management. According to the Schedule 13G filing, 420,549,298 shares may be deemed beneficially owned by each of Tiger Global Management, LLC, Charles P. Coleman III, Scott Shleifer, Lee Fixel and Feroz Dewan, 410,319,122 shares may be deemed beneficially owned by Tiger Global Private Investment Partners V, L.P., Tiger Global PIP Performance V, L.P. and Tiger Global PIP Management V, Ltd., 259,303,416 shares may be deemed beneficially owned by Tiger Global Five 360 Holdings and 151,015,706 shares deemed beneficially owned by Tiger Global 360buy Holdings. According to the Schedule 13G filing, the securities reported are owned by private funds advised by Tiger Global Management, LLC. The address of Tiger Global Private Investment Partners V, L.P., Tiger Global PIP Performance V, L.P. and Tiger Global PIP Management V, Ltd. is c/o Campbells Corporate Services Limited, P.O. Box 268, Floor 4 Willow House, Cricket Square, Grand Cayman KY1-1104, Cayman Islands. The address of Tiger Global Five 360 Holdings and Tiger Global 360Buy Holdings is Twenty Seven, Cybercity, Ebene, Mauritius and we refer to these funds collectively as the Tiger Global entities. The address of Tiger Global Management, LLC, Charles P. Coleman III, Scott Shleifer, Lee Fixel and Feroz Dewan is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(7)                     Based on a Schedule 13 G/A filed on January 9, 2015 by Hillhouse Capital Management, Ltd., or Hillhouse Capital, an exempted Cayman Islands company, with respect to the Class A ordinary shares held by Gaoling Fund, L.P. and YHG Investment, L.P. As the sole management company of Gaoling Fund, L.P. and sole general partner of YHG Investment, L.P., Hillhouse Capital is deemed to be the sole beneficial owner of, and to solely control the voting power of, the Class A ordinary shares held by Gaoling Fund, L.P. and YHG Investment, L.P. Through share ownership and as the President and Chief Investment Officer of Hillhouse Capital, Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital. Mr. Zhang disclaims beneficial ownership of all the Class A ordinary shares owned or controlled by Hillhouse Capital except to the extent of his pecuniary interest therein. The address of the business office of Hillhouse Capital is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong.

(8)                     Based on a Schedule 13G jointly filed on February 11, 2015 by Best Alliance International Holdings Limited, Capital Today China Growth Fund, L.P., Capital Today China Growth GenPar, Ltd., Capital Today Partners Limited and Xin Xu. According to the Schedule 13G filing, Best Alliance International Holdings Limited is a company incorporated in the British Virgin Islands, and controlled by Capital Today China Growth Fund, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Capital Today China Growth Fund, L.P. is Capital Today China Growth GenPar, Ltd., a Cayman Islands company, which is controlled by Capital Today Partners Limited, a British Virgin Islands company. Capital Today Partners Limited is wholly owned by Xin Xu. Xin Xu disclaims the beneficial ownership with respect to the Class A ordinary shares held by Best Alliance International Holdings Limited except to the extent of her pecuniary interest therein. The business address of each of Best Alliance International Holdings Limited, Capital Today China Growth Fund, L.P., Capital Today China Growth GenPar, Ltd., Capital Today Partners Limited and Xin Xu is c/o Capital Today, 9th Floor, Tung Ning Building, 249-253 Des Voeux Road Central, Hong Kong.

(9)                     Represents 87,719,702 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

To our knowledge, as of March 31, 2015, a total of 1,281,759,449 class A ordinary shares were held by five record holders in the United States, representing approximately 45.9% of our total outstanding shares on an as-converted basis. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 1,271,410,308 Class A ordinary shares on record (including the 27,387,198 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), representing approximately 45.5% of our total outstanding shares on record as of March 31, 2015. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2015. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to twenty votes per share. Holders of Class A and Class B ordinary shares vote together as one class on all matters subject to a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. See “Item 10.B. Additional Information—Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.                                                         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business, the distribution of media products or the provision of air freight transport agency services in China. Due to these restrictions, we operate our relevant business through contractual arrangements between Jingdong Century, our PRC subsidiary, and our variable interest entities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

Agreements and Business Cooperation with Tencent

Strategic Cooperation Agreement.    On March 10, 2014, we entered into a strategic cooperation agreement and formed a strategic partnership with Tencent. As part of the strategic partnership, Tencent agreed to offer us prominent level 1 access points in its mobile applications Weixin and Mobile QQ and provide internet traffic and other support from other key platforms to us. The two parties agreed to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement has a term of five years and applies within the territory of the Greater China. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any direct sales or managed marketplace business model in physical goods e-commerce businesses in the Greater China and a few selected international markets for a period of eight years, other than through its controlled affiliate Shanghai Icson.

Share Purchase Agreement.    In connection with the strategic cooperation agreement, we also entered into a share purchase agreement with Tencent and Huang River Investment Limited on March 10, 2014. Pursuant to the agreement, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% of our total issued and outstanding shares as of the closing of the transaction, calculated on a fully diluted basis under the treasury method. Huang River Investment Limited has agreed not to sell or transfer any of our shares it acquired in this transaction during the three-year period commencing from March 10, 2014, subject to limited exceptions.

Share Subscription Agreement.    We entered into a share subscription agreement with Tencent and Huang River Investment Limited on March 10, 2014. Huang River Investment Limited agreed to purchase a number of Class A ordinary shares from us at the per share equivalent of the price to the public in our initial public offering that represents 5% of our total issued and outstanding share capital on a fully diluted basis immediately following the completion of our initial public offering (including an option to further subscribe if the underwriters’ option to purchase additional securities is exercised). Pursuant to the agreement, we issued a total of 139,493,960 Class A ordinary shares to Huang River Investment Limited in a private placement concurrent with our initial public offering in May 2014. Huang River Investment Limited has agreed not to sell or transfer any of our shares it acquired in the concurrent private placement during the three-year period commencing from March 10, 2014, subject to limited exceptions.

Business Cooperation with Tencent.    Huang River Investment Limited, a wholly-owned subsidiary of Tencent, has been a principal shareholder of us since March 2014. In 2014, we generated a total amount of RMB95.3 million (US$15.4 million) commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB88.1 million (US$14.2 million) advertising resources from Tencent and also generated a total amount of RMB0.3 million (US$43.8 thousand) commission services revenues from online marketplace services provided to Tencent. As of December 31, 2014, we had a total amount of RMB174.9 million (US$28.2 million) due from Tencent.

Shareholders Agreements and Registration Rights

We entered into our thirteenth amended and restated shareholders agreement on March 10, 2014 with the then-existing shareholders. Pursuant to this shareholders agreement, Huang River Investment Limited is entitled to appoint one director so long as it holds in aggregate 80% of the aggregate number of shares it acquired in March 2014 plus the shares acquired concurrently with our initial public offering. Huang River Investment Limited’s right to appoint one director will terminate upon the earlier of March 10, 2017 and the date on which Huang River Investment Limited holds less than 75% of the aggregate of the number of shares it acquired in March 2014 plus the shares acquired concurrently with our initial public offering in May 2014.

Pursuant to our thirteenth amended and restated shareholders agreement, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares, except those held by Mr. Richard Qiangdong Liu, Max Smart Limited and Mr. Richard Qiangdong Liu’s associate as defined in the agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    At any time after six months following the completion of our initial public offering in May 2014, holders of at least 15% of our outstanding registrable securities have the right to demand that we file a registration statement covering the registration of more than 10% of the total registrable securities then outstanding or the registration of the registrable securities with anticipated aggregate gross proceeds in excess of US$20 million. We, however, are not obligated to effect a demand registration if we have already effected a registration within six months preceding the date of such request or if we have effected three demand registrations. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any securities during such 12-month period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 75% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than relating to any employee benefit plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (1) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded, and (2) in no event may the amount of securities of selling holders of registrable securities be reduced below 25% of the aggregate number of registrable securities requested to be included in such offering.

Form F-3 Registration Rights.    Holders of at least 15% of our outstanding registrable securities have the right to request that we effect registration statements on Form F-3 at any time after our initial public offering. We, however, are not obligated to effect such registration if, among other things, (1) Form F-3 is not available for such offering by the holders of registrable securities, (2) the aggregate anticipated price of such offering is less than US$5 million, (3) we have effected a registration within the six-month period preceding the date of such request for Form F-3 registration and (4) we have effected at least three Form F-3 registrations in any 12-month period. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 90 days after the receipt of the request of relevant holders if our board of directors determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 90-day period.

Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration, except each holder that exercised its demand, piggyback or F-3 registration rights will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers. We are also not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

Termination of Obligations.    We have no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the second anniversary after the completion of our initial public offering; and (ii) as to any registrable security holder, at such time as all registrable securities owned by such holder may be sold in any 90-day period without registration pursuant to Rule 144 under the Securities Act, except that Huang River Investment Limited has the right to demand on one occasion registration of its shares during the two-year period following March 10, 2017.

Loan to Jiangsu Suqian Network Co., Ltd.

In 2010, we loaned RMB1.5 million to Jiangsu Suqian Network Co., Ltd., a company controlled by a relative of Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, to fund certain of its activities that were for our benefit. The loan was repaid in 2012, and no amount is outstanding as of the date of this annual report.

Transactions with our Equity Investees

Services Provided to Beijing Haoyaoshi Medicine Co., Ltd.  In 2012 and 2013, we provided online marketplace services to Beijing Haoyaoshi Medicine Co., Ltd., our equity investee, in the amount of RMB8 million and RMB8 million, respectively. We provide online marketplace related services to Beijing Haoyaoshi Medicine Co., Ltd., a merchant of our online marketplace, and collect payments from customers on its behalf. As of December 31, 2012 and 2013, we had amounts of RMB5 million and nil, respectively, due to Beijing Haoyaoshi Medicine Co., Ltd. for cash collections on its behalf related to online marketplace services. We disposed of the equity investment in Beijing Haoyaoshi Medicine Co., Ltd. in August 2013.

Business Transactions with Shanghai Icson.    As part of our transactions with Tencent in March 2014, we acquired a 9.9% stake in Shanghai Icson. In 2014, we provided service and sold goods in a total amount of RMB164.8 million (US$26.6 million) to Shanghai Icson, and in the same period, we also had purchases and received services from Shanghai Icson in a total amount of RMB104.0 million (US$16.8 million). As of December 31, 2014, we had a total amount of RMB237.4 million (US$38.3 million) due from Shanghai Icson.

Purchase of Goods from PICOOC Technology Ltd.    PICOOC Technology Ltd., or PICOOC, is an equity investee of us. In 2014, we purchased from PICOOC goods in a total amount of RMB12.4  million (US$2.0 million). As of December 31, 2014, we had a total amount of RMB3.3 million (US$0.5 million) due to PICOOC for the purchase of goods.

Transactions with Hangzhou Gubei Electronic Technology Co., Ltd.    Hangzhou Gubei Electronic Technology Co., Ltd., or Hangzhou Gubei, is an equity investee of us. In 2014, we purchased goods in a total amount of RMB2.2 million (US$0.4 million) from Hangzhou Gubei. As of December 31, 2014, we had a total amount of RMB0.8 million (US$0.1 million) due to Hangzhou Gubei for the purchase of goods.

Employment Agreements and Indemnification Agreements

See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

Share Incentives

See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                                         Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have not declared or paid any dividends on our ordinary shares, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company organized under the laws of the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                                         The Offer and Listing

A.                                    Offering and Listing Details

Our ADSs, each representing two of our Class A ordinary shares, have been listed on NASDAQ since May 22, 2014. Our ADSs trade under the symbol “JD.” The following table provides the high and low trading prices for our ADSs on NASDAQ since the date of our initial public offering.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (Since May 22, 2014)	33.10	19.94
Quarterly Highs and Lows
Second Quarter 2014 (Since May 22, 2014)	29.60	19.94
Third Quarter 2014	33.10	25.28
Fourth Quarter 2014	28.40	21.78
Monthly Highs and Lows
October 2014	26.79	22.60
November 2014	28.40	23.27
December 2014	25.95	21.78
January 2015	26.33	22.96
February 2015	28.49	24.35
March 2015	30.6	27.05
April 2015 (through April 16, 2015)	34.77	29.40

B.                                                                                    Plan of Distribution

Not applicable.

C.                                                                                   Markets

Our ADSs have been listed on NASDAQ since May 22, 2014 under the symbol “JD.”

D.                                                                                   Selling Shareholders

Not applicable.

E.                                                                                   Dilution

Not applicable.

F.                                                                                    Expenses of the Issue

Not applicable.

Item 10.                                                  Additional Information

A.                                                                                   Share Capital

Not applicable.

B.                                                                                   Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our current amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in May 2014, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Ordinary Shares

General.    All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any transfer of Class B ordinary shares or the voting power attached to Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our memorandum and articles of association) of such holder, or (ii) the transfer of a majority of the issued and outstanding voting securities or the voting power attached to such voting securities or the sale of all or substantially all of the assets of a holder of Class B ordinary shares that is an entity to any person or entity that is not an Affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. All Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares when Mr. Richard Qiangdong Liu ceases to be a director and the chief executive officer of our company, or in some other specified situations.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.

Voting Rights.    Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes of the outstanding voting shares in our company present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company entitled to vote at general meeting. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or by our chairman or upon a request to the directors by one or more shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association.

Under our memorandum and articles of association, so long as the total issued and outstanding Class B ordinary shares constitute a majority of our aggregate voting rights and a majority of the total issued and outstanding Class A ordinary shares are held by the persons (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) that were our shareholders immediately prior to the completion of our initial public offering, any amendments to our memorandum and articles of association and certain related party transactions between Mr. Richard Qiangdong Liu or any of his immediate family members or Affiliates, on one hand, and us on the other hand, require approval by both (i) holders of a majority of the total issued and outstanding Class A ordinary shares (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) and (ii) holders of a majority of our aggregate voting rights.

Liquidation.    On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may only be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series.

Anti-Takeover Provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals.    Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Our board of directors shall give not less than seven days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow one or more of our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Limitations on the Right to Own Shares.    There are no limitations on the right to own our shares.

Transfer of Shares.    Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  the ordinary shares transferred are free of any lien in favor of us;

•                  any fee related to the transfer has been paid to us; or

•                  in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Directors’ Power to Issue Shares.    Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•                  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  an exempted company’s register of members is not required to be open to inspection;

•                  an exempted company does not have to hold an annual general meeting;

•                  an exempted company may issue no par value, negotiable or bearer shares;

•                  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  an exempted company may register as a limited duration company; and

•                  an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we currently intend to comply with the NASDAQ rules in lieu of following home country practice.

Register of Members.    Under the Companies Law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

C.                                                                                   Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.                                                                                   Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                                                                   Taxation

The following summary of the principal Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of JD.com, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. JD.com, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that JD.com, Inc. meets all of the conditions above. JD.com, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that JD.com, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. In addition, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of JD.com, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that JD.com, Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, JD.com, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Circular 698 and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Circular 7 or to establish that we should not be taxed under SAT Circular 698 and SAT Circular 7. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following is a discussion of the principal United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this discussion does not address any state, local or non-United States tax considerations (other than the discussion below relating to certain withholding rules and the United States—PRC income tax treaty). Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) owns our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. The average percentage of a corporation’s assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets, however, if the corporation is a controlled foreign corporation, or CFC, that is not a publicly traded corporation for the taxable year. We would be treated as a CFC for any year on any day in which U.S. Holders each own (directly, indirectly or by attribution) at least 10% of our voting shares and together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of all of our shares. If we are treated as a CFC for United States federal income tax purposes for any portion of our taxable year ended December 31, 2014, we would likely be classified as a PFIC for that year. The CFC determination involves a highly complex and technical factual analysis and, in certain cases such as our own, potentially cannot be made with complete certainty. However, although no assurances can be made in this regard, based on our shareholder composition during the taxable year ended December 31, 2014, we believe that we were not a CFC for any portion of such taxable year.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that that we are not the owner of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2014 and in future taxable years.

Subject to the foregoing uncertainties, based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2014 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions (including any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Because we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above). In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the sale or other disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC because we are deemed to be a PRC resident enterprise, a U.S. Holder may be able to elect to treat such gain as PRC-source gain. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a “mark-to-market” election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  amounts allocated to the current taxable year and any taxable years in a U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•                  amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remained listed on NASDAQ and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

A U.S. Holder that holds ADSs or ordinary shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ADSs or ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If a U.S. Holder makes a valid deemed sale election with respect to such ADSs or ordinary shares, such U.S. Holder will be treated as having sold all of its ADSs or ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ADSs or ordinary shares will no longer be treated as PFIC stock. A U.S. Holder will recognize gain (but not loss), which will be subject to tax as an ‘excess distribution’ received on the last day of the last taxable year in which we were a PFIC. A U.S. Holder’s basis in the ADSs or ordinary shares would be increased to reflect gain recognized, and such U.S. Holder’s holding period would begin on the day after we ceased to be a PFIC.

The deemed sale election is only relevant to U.S. Holders that hold the ADSs or ordinary shares during a taxable year in which we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the advisability of making a deemed sale election and the consequences thereof in light of the U.S. Holder’s individual circumstances.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual Internal Revenue Service Form 8621.

Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of an investment in the ADSs or ordinary shares.

Backup Withholding and Information Reporting

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

Proceeds from the sale, exchange or other disposition of, or a distribution on, the ADSs or ordinary shares may be subject to information reporting to the IRS and possible backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS. Each U.S. Holder is encouraged to consult its own tax advisor regarding the application of the information reporting and backup withholding rules.

F.                                                                                    Dividends and Paying Agents

Not applicable.

G.                                                                                  Statement by Experts

Not applicable.

H.                                                                                  Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-193650), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering and our registration statement on Form F-1 (Registration No. 333-200450), as amended, including the prospectus contained therein, to register the sale of our ordinary shares represented by ADSs by certain shareholders in relation to a follow-on public offering. We have also filed with the SEC registration statements on Form F-6 (Registration No. 333-195849 and No. 333-200954) to register our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.jd.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                                                                      Subsidiary Information

Not applicable.

Item 11.                                                  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2014, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB15.0 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$2.8 billion. Assuming we had converted RMB15.0 billion into U.S. dollars at the exchange rate of RMB6.2046 for US$1.00 as of December 31, 2014, our U.S. dollar cash balance would have been US$5.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$4.9 billion instead. Assuming we had converted US$2.8 billion into RMB at the exchange rate of RMB6.2046 for US$1.00 as of December 31, 2014, our RMB cash balance would have been RMB32.1 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB34.0 billion instead.

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12.                                                  Description of Securities Other than Equity Securities

A.                                                                                   Debt Securities

Not applicable.

B.                                                                                   Warrants and Rights

Not applicable.

C.                                                                                   Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Service	Fees

•      to any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Surrendering ADSs for cancellation and withdrawal of deposited securities	Up to US$0.05 per ADS surrendered
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Operation and maintenance costs	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs) such as:

•                  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex, fax and electronic transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery of ordinary shares on deposit or the servicing of ordinary shares, deposited securities and/or ADSs.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. We are entitled to receive approximately US$2.4 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs for the period from our initial public offering in May 2014 to December 31, 2014.

PART II

Item 13.                                                  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10.B—Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-193650) in relation to our initial public offering, which was declared effective by the SEC on May 21, 2014. In May 2014, we completed our initial public offering in which we issued and sold an aggregate of 83,060,200 ADSs, representing 166,120,400 Class A ordinary shares, resulting in net proceeds to us of approximately US$1.5 billion. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC were the representatives of the underwriters for our initial public offering.

For the period from May 21, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, we used the net proceeds from our initial public offering as follows:

•                  Approximately US$276 million to expand our fulfillment infrastructure;

•                  Approximately US$389 million for general corporate purposes, including funding investments and acquisitions of complementary businesses, assets and technologies.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) the expansion of our fulfillment infrastructure by acquiring land use rights, building new warehouses and purchasing vehicles for shipping and delivery, and (ii) general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

We filed another registration statement on Form F-1 (Registration No. 333-200450), as amended, in relation to the sale of our ordinary shares represented by ADSs by certain shareholders in a follow-on public offering. The follow-on offering closed in December 2014, and we did not receive any of the proceeds from the sale of ADSs by the selling shareholders in the follow-on offering.

Item 15.                                                  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have implemented a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013. We have hired additional qualified financial and accounting staff with extensive U.S. GAAP and SEC reporting experience, including our new chief financial officer. We have allocated additional resources, including staff with relevant U.S. GAAP and SEC reporting experience, to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. We have also established an ongoing program to provide appropriate training to our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We have also been making continuous efforts to further enhance our internal audit function to enhance our monitoring of U.S. GAAP accounting and reporting matters.

As of December 31, 2014, based on an assessment performed by our management on the  performance of the above mentioned remediation measures, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, additional internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                                         Audit Committee Financial Expert

Our board of directors has determined that Mr. Louis T. Hsieh, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.                                         Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in April 2014. We have posted a copy of our code of business conduct and ethics on our website at http://ir.jd.com.

Item 16C.                                         Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2013		2014
Audit fees(1)	US$	1,803,266	US$	2,464,301
Audit-related fees(2)	US$	—		4,494,703
All other fees(3)	US$	468,916	US$	1,310,613

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2013 and 2014, the audit refers to financial audit.

(2)         “Audit-related fees” means fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services.

(3)         “All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence projects, permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.                                         Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                                          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                                        Corporate Governance

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                                  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                                                  Financial Statements

The consolidated financial statements of JD.com, Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.                                                  Exhibits

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

Exhibit Number	Description of Document
2.3

Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

2.4

Thirteenth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated March 10, 2014 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-200450), as amended, initially filed with the Securities and Exchange Commission on November 21, 2014)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4

English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.5

English translation of the Amended and Restated Equity Pledge Agreements between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.6

English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.7

English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co.,  Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.8

English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

Exhibit Number	Description of Document
4.9

English translation of the Amended and Restated Business Cooperation Agreement between Beijing Jingdong Century Trade Co., Ltd., Shanghai Shengdayuan Information Technology Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.10

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.11

English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.12

English translation of the Amended and Restated Equity Pledge Agreements between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.13

English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.14

English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.15

English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.16

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

Exhibit Number	Description of Document
4.17

Share Purchase Agreement by and between the Registrant and Tencent Holdings Limited and Huang River Investment Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.18

Share Subscription Agreement by and between the Registrant and Tencent Holdings Limited and Huang River Investment Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.19

Strategic Cooperation Agreement by and between the Registrant and Tencent Holdings Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.20

Subscription Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 99.2 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26 , 2014)

4.21

English translation of Business Cooperation Agreement between the Registrant and Bitauto Holdings Limited, dated January 9, 2015 (incorporated herein by reference to Exhibit 99.3 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26 , 2014)

4.22

Investor Rights Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited and Dongting Lake Investment Limited dated February 16, 2015 (incorporated herein by reference to Exhibit 99.4 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26 , 2014)

4.23*

English translation of Executed Form of the Equity Pledge Agreement between a wholly owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.24*	English translation of Executed Form of the Power of Attorney by the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect
4.25*

English translation of Executed Form of the Exclusive Technology Consulting and Service Agreement between a wholly owned subsidiary of the Registrant and a Chinese variable interest entity of the Registrant, as currently in effect

4.26*

English translation of Executed Form of the Business Cooperation Agreement between a wholly owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.27*

English translation of Executed Form of the Exclusive Purchase Option Agreement between a wholly owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.28*

English translation of Executed Form of the Loan Agreement between a wholly owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

Exhibit Number	Description of Document
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Zhong Lun Law Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman and Chief Executive Officer

Date:                  April 17, 2015

JD.com, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JD.Com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JD.com, Inc. and its subsidiaries (collectively, the “Group”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 17, 2015

JD.com, Inc.

Consolidated Balance Sheets

As of December 31, 2013 and 2014

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2013	2014
	RMB	RMB	US$ Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	10,812,339	16,914,651	2,726,147
Restricted cash	1,887,387	3,038,286	489,683
Short-term investments	1,903,224	12,161,643	1,960,101
Accounts receivable, net	502,089	2,436,256	392,653
Advance to suppliers	769,765	930,026	149,893
Inventories, net	6,386,155	12,190,843	1,964,807
Loan receivables, net	—	123,344	19,879
Prepayments and other current assets	219,102	1,734,334	279,526
Amount due from related parties	—	412,314	66,453
Total current assets	22,480,061	49,941,697	8,049,142

Non-current assets
Investment in equity investees	36,502	586,959	94,601
Investment securities	—	434,118	69,967
Property, equipment and software, net	1,024,428	2,408,438	388,170
Construction in progress	1,237,644	1,928,899	310,882
Intangible assets, net	215,802	6,877,947	1,108,524
Land use rights, net	598,853	1,067,253	172,010
Goodwill	14,649	2,622,470	422,665
Other non-current assets	401,873	625,391	100,795
Total non-current assets	3,529,751	16,551,475	2,667,614

Total assets	26,009,812	66,493,172	10,716,756

LIABILITIES

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB952,566 and RMB2,383,405 as of December 31, 2013 and 2014, respectively. Note 1)

Short-term bank loans	932,826	1,890,771	304,737
Accounts payable	11,018,865	16,363,671	2,637,345
Advance from customers	2,055,625	4,666,660	752,129
Deferred revenues	208,527	157,080	25,317
Taxes payable	278,256	236,160	38,062
Amount due to related parties	—	325,119	52,400
Accrued expenses and other current liabilities	2,269,798	5,311,832	856,113
Deferred tax liabilities	6,087	43,812	7,061
Total current liabilities	16,769,984	28,995,105	4,673,164

Total liabilities	16,769,984	28,995,105	4,673,164

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Balance Sheets

As of December 31, 2013 and 2014

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2013	2014
	RMB	RMB	US$ Note 2(e)
Commitments and contingencies (Note 28)

MEZZANINE EQUITY
Series C convertible redeemable preferred shares (US$0.00002 par value; 258,316,305 shares authorized, issued and outstanding as of December 31, 2013; Redemption value of RMB7,918,251 and Liquidation value of RMB1,219,380 as of December 31, 2013; None issued and outstanding as of December 31, 2014)	7,173,263	—	—

SHAREHOLDERS’ EQUITY:
Series A and A-1 convertible preferred shares (US$0.00002 par value; 221,360,925 shares authorized, 191,894,000 shares issued and outstanding as of December 31, 2013; None issued and outstanding as of December 31, 2014)	255,850	—	—
Series B convertible preferred shares (US$0.00002 par value; 84,786,405 shares authorized, 59,539,244 shares issued and outstanding as of December 31, 2013; None issued and outstanding as of December 31, 2014)	88,241	—	—
Ordinary shares (US$0.00002 par value, 2,435,536,365 shares authorized, 1,502,933,134 shares issued and 1,463,654,092 shares outstanding as of December 31, 2013; and 100,000,000,000 shares authorized, 2,237,460,751 Class A ordinary shares issued and 2,208,310,595 outstanding, 556,295,899 Class B ordinary shares issued and 523,407,762 Class B ordinary shares outstanding as of December 31, 2014)	199	358	58
Additional paid-in capital	6,251,869	47,131,172	7,596,166
Statutory reserves	2,648	15,009	2,419
Treasury stock	—	(4)	(1)
Accumulated deficit	(4,263,624)	(9,272,343)	(1,494,430)
Accumulated other comprehensive loss	(268,618)	(376,125)	(60,620)
Total shareholders’ equity	2,066,565	37,498,067	6,043,592

Total liabilities, mezzanine equity and shareholders’ equity	26,009,812	66,493,172	10,716,756

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2012, 2013 and 2014

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues
Online direct sales	40,334,551	67,017,977	108,549,258	17,494,965
Services and others	1,045,970	2,321,835	6,453,059	1,040,044
Total net revenues	41,380,521	69,339,812	115,002,317	18,535,009

Operating expenses
Cost of revenues	(37,898,387)	(62,495,538)	(101,631,443)	(16,380,015)
Fulfillment	(3,061,024)	(4,108,939)	(8,067,048)	(1,300,172)
Marketing	(1,096,765)	(1,590,171)	(4,010,280)	(646,340)
Technology and content	(636,346)	(963,653)	(1,835,919)	(295,896)
General and administrative	(639,097)	(760,338)	(5,260,064)	(847,768)
Total operating expenses	(43,331,619)	(69,918,639)	(120,804,754)	(19,470,191)
Loss from operations	(1,951,098)	(578,827)	(5,802,437)	(935,182)
Other income/(expense)
Interest income	175,751	343,770	637,641	102,769
Interest expense	(8,324)	(8,437)	(28,825)	(4,646)
Others, net	60,325	193,555	216,587	34,907
Loss before tax	(1,723,346)	(49,939)	(4,977,034)	(802,152)
Income tax (expenses)/benefits	(6,127)	40	(19,324)	(3,114)

Net loss	(1,729,473)	(49,899)	(4,996,358)	(805,266)
Preferred shares redemption value accretion	(1,587,454)	(2,435,366)	(7,957,640)	(1,282,539)
Net loss attributable to holders of permanent equity securities	(3,316,927)	(2,485,265)	(12,953,998)	(2,087,805)

Net loss	(1,729,473)	(49,899)	(4,996,358)	(805,266)
Other comprehensive loss:
Foreign currency translation adjustments	(7,546)	(137,921)	(121,612)	(19,600)
Net change in unrealized gains on available-for-sale securities:
Unrealized gains, nil of tax	—	96,501	71,286	11,489
Reclassification adjustment for gains included in interest income, nil of tax	—	(73,277)	(57,181)	(9,216)
Net unrealized gains on available-for-sale securities	—	23,224	14,105	2,273
Total other comprehensive loss	(7,546)	(114,697)	(107,507)	(17,327)
Comprehensive loss	(1,737,019)	(164,596)	(5,103,865)	(822,593)

Net loss per share of permanent equity securities
Basic	(2.18)	(1.47)	(5.35)	(0.86)
Diluted	(2.18)	(1.47)	(5.35)	(0.86)
Weighted average number of permanent equity securities
Basic	1,523,639,783	1,694,495,048	2,419,668,247	2,419,668,247
Diluted	1,523,639,783	1,694,495,048	2,419,668,247	2,419,668,247

Share-based compensation expenses included in:
Fulfillment	(77,393)	(81,013)	(128,623)	(20,730)
Marketing	(8,979)	(8,741)	(23,570)	(3,799)
Technology and content	(25,176)	(33,269)	(79,469)	(12,808)
General and administrative	(113,491)	(138,150)	(4,017,886)	(647,566)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net loss	(1,729,473)	(49,899)	(4,996,358)	(805,266)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	185,730	293,141	1,650,533	266,018
Share-based compensation	225,039	261,173	4,249,548	684,903
Allowance for doubtful accounts	(2,406)	(107)	74,332	11,980
Loss from disposal of property, equipment and software	10,982	22,726	26,043	4,197
Non-cash marketing services contributed by certain shareholder	—	24,682	—	—
Deferred income tax	6,127	(40)	(4,169)	(672)
Investment losses/(income)	—	309	(638)	(103)
Foreign exchange (gains)/losses	(13,762)	(92,761)	28,980	4,671
Changes in operating assets and liabilities:
Accounts receivable	(226,931)	(22,844)	(2,004,884)	(323,129)
Restricted cash	(628,358)	577,743	(689,499)	(111,127)
Inventories	(1,989,996)	(1,632,326)	(5,804,688)	(935,546)
Loan receivables	—	—	(125,935)	(20,297)
Advance to suppliers	58,651	(660,000)	(160,203)	(25,820)
Prepayments and other current assets	(30,292)	(59,684)	(1,210,697)	(195,129)
Amount due from related parties	1,500	—	(412,314)	(66,453)
Other non-current assets	(101,350)	(78,644)	(66,485)	(10,716)
Accounts payable	4,155,911	2,687,361	4,902,844	790,195
Advance from customers	604,053	1,158,745	2,611,035	420,823
Deferred revenues	44,252	103,258	(65,725)	(10,593)
Taxes payable	76,220	112,951	(42,615)	(6,868)
Accrued expenses and other current liabilities	754,298	928,920	2,988,499	481,658
Amount due to related parties	3,457	(4,885)	67,412	10,865
Net cash provided by operating activities	1,403,652	3,569,819	1,015,016	163,591

Cash flows from investing activities:
Purchase of short-term investments	(2,590,000)	(9,966,200)	(19,104,408)	(3,079,071)
Maturity of short-term investments	510,000	9,166,200	7,853,607	1,265,772
Changes of deposits for capital verification	—	(545,000)	545,000	87,838
Purchases of investment securities	—	—	(421,133)	(67,874)
Prepayments and investments in equity investees	(2,000)	(35,133)	(434,585)	(70,042)
Cash received from disposal of investment in equity investees	—	1,162	—	—
Purchase of property, equipment and software	(597,312)	(439,881)	(1,424,534)	(229,593)
Cash paid for construction in progress	(136,122)	(737,411)	(1,036,513)	(167,056)
Purchase of intangible assets	(45,300)	(10,237)	(17,935)	(2,891)
Purchase of land use rights	(369,001)	(104,552)	(423,084)	(68,189)
Cash (paid for)/received from business combination, net of cash acquired (Note 7)	(139,719)	—	1,260,337	203,129
Net cash used in investing activities	(3,369,454)	(2,671,052)	(13,203,248)	(2,127,977)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$ Note 2(e)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	1,571,431	2,720,076	17,447,653	2,812,051
Proceeds from exercise of Warrants-C	410,164	—	—	—
Proceeds from short-term bank loans	872,036	940,216	1,890,771	304,737
Repayment of short-term bank loans	—	(865,108)	(946,396)	(152,531)
Net cash provided by financing activities	2,853,631	2,795,184	18,392,028	2,964,257

Effect of exchange rate changes on cash and cash equivalents	688	(58,906)	(101,484)	(16,357)
Net increase in cash and cash equivalents	888,517	3,635,045	6,102,312	983,514
Cash and cash equivalents at beginning of year	6,288,777	7,177,294	10,812,339	1,742,633
Cash and cash equivalents at end of year	7,177,294	10,812,339	16,914,651	2,726,147

Supplemental disclosures of non-cash financing activities:
Conversion of preferred shares to ordinary shares	—	38,176	15,474,994	2,494,116
Issuance of ordinary shares in connection with Tencent Transactions, net	—	—	11,644,310	1,876,722
Certain time deposits pledged for short-term bank loan	—	—	2,000,000	322,341

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2012, 2013 and 2014

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury stock		Series A and A-1 convertible preferred shares		Series B convertible preferred shares		Additional	Statutory	Accumulated other comprehensive		Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	reserves	loss	Warrants	deficit	equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	1,211,469,630	163	(48,679,075)	(11,712)	191,894,000	255,850	84,786,405	126,417	5,025,325	—	(146,375)	15,327	(2,481,604)	2,783,391
Issuance of ordinary shares	63,117,901	8	—	—	—	—	—	—	1,571,423	—	—	—	—	1,571,431
Exercise of Warrants-C	83,952,800	11	—	—	—	—	—	—	424,589	—	891	(15,327)	—	410,164
Share based compensation	—	—	10,595,589	3,931	—	—	—	—	221,108	—	—	—	—	225,039
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(1,587,454)	—	—	—	—	(1,587,454)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(1,729,473)	(1,729,473)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(8,437)	—	—	(8,437)
Statutory reserves	—	—	—	—	—	—	—	—	—	1,838	—	—	(1,838)	—
Balance as of December 31, 2012	1,358,540,331	182	(38,083,486)	(7,781)	191,894,000	255,850	84,786,405	126,417	5,654,991	1,838	(153,921)	—	(4,212,915)	1,664,661

Issuance of ordinary shares	119,145,642	14	(9,960,005)	—	—	—	—	—	2,720,062	—	—	—	—	2,720,076
Conversion of series B preferred shares to ordinary shares	25,247,161	3	—	—	—	—	(25,247,161)	(38,176)	34,108		4,065	—	—	—
Share based compensation	—	—	8,764,449	7,781	—	—	—	—	253,392	—	—	—	—	261,173
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(2,435,366)	—	—	—	—	(2,435,366)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(49,899)	(49,899)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(141,986)	—	—	(141,986)
Fair value changes of available for sale securities	—	—	—	—	—	—	—	—	—	—	23,224	—	—	23,224
Non-cash marketing services contributed by certain shareholder	—	—	—	—	—	—	—	—	24,682	—	—	—	—	24,682
Statutory reserves	—	—	—	—	—	—	—	—	—	810	—	—	(810)	—
Balance as of December 31, 2013	1,502,933,134	199	(39,279,042)	—	191,894,000	255,850	59,539,244	88,241	6,251,869	2,648	(268,618)	—	(4,263,624)	2,066,565

Issuance of ordinary shares	657,292,997	80	—	—	—	—	—	—	29,091,883	—	—	—	—	29,091,963
Issuance of Class A ordinary shares reserved for future exercise of share-based awards	30,000,000	4	(30,000,000)	(4)	—	—	—	—	—	—	—	—	—	—
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(7,957,640)	—	—	—	—	(7,957,640)
Conversion of series A and A-1 preferred shares to Class A ordinary shares	191,894,000	24	—	—	(191,894,000)	(255,850)	—	—	255,826	—	—	—	—	—
Conversion of series B preferred shares to Class A ordinary shares	59,539,244	7	—	—	—	—	(59,539,244)	(88,241)	88,234	—	—	—	—	—
Conversion of series C preferred shares to Class A ordinary shares	258,316,305	32	—	—	—	—	—	—	15,130,871	—	—	—	—	15,130,903
Exercise of share options	—	—	849,844	—	—	—	—	—	20,593	—	—	—	—	20,593
Share based compensation	93,780,970	12	6,390,905	—	—	—	—	—	4,249,536	—	—	—	—	4,249,548
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(4,996,358)	(4,996,358)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(121,612)	—	—	(121,612)
Fair value changes of available for sale securities	—	—	—	—	—	—	—	—	—	—	14,105	—	—	14,105
Statutory reserves	—	—	—	—	—	—	—	—	—	12,361	—	—	(12,361)	—
Balance as of December 31, 2014	2,793,756,650	358	(62,038,293)	(4)	—	—	—	—	47,131,172	15,009	(376,125)	—	(9,272,343)	37,498,067

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization

JD.com, Inc. (the “Company”, formerly known as 360buy Jingdong Inc. and Starwave Investments Holdings Limited), through its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) serves consumers through its retail website jd.com and focuses on selection, price and convenience. The Group also offers programs that enable third party sellers to sell their products on its website and to fulfill the orders either by the sellers or through the Group (known as “online marketplace”). The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

As of December 31, 2014, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Guangzhou Jingdong Trading Co., Ltd.	100%	Guangzhou, China, July 2007
Shanghai Yuanmai Trading Co., Ltd.	100%	Shanghai, China, August 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Chengdu Jingdong Century Trading Co., Ltd.	100%	Chengdu, China, December 2009
Beijing Jingdong Century Information Technology Co., Ltd.	100%	Beijing, China, September 2010
Wuhan Jingdong Century Trading Co., Ltd.	100%	Wuhan, China, February 2011
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	100%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Shenyang Jingdong Century Trading Co., Ltd.	100%	Shenyang, China, January 2012
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd (“Beijing Shangke”).	100%	Beijing, China, March 2012
Tianjin Star East Co., Ltd.	100%	Tianjin, China, April 2012
Beijing Jingbangda Trade Co., Ltd.	100%	Beijing, China, August 2012

VIEs	Economic interest held	Place and Date of incorporation or date of acquisition

Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)	100%	Beijing, China, April 2007
Fortune Rising Holdings Ltd. (“Fortune Rising”)	100%	British Virgin Islands, May 2008
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)	100%	Jiangsu, China, September 2010

VIEs’ Subsidiaries
Chinabank Payment Business Services Co., Ltd. (“Chinabank Payment”)	100%	Beijing, China, Acquired in October 2012
Chinabank Payment Technology Co., Ltd. (“Chinabank Payment Technology”)	100%	Beijing, China, Acquired in October 2012

Organization

The Company was incorporated in the British Virgin Islands (“BVI”) in November 2006 and was re-domiciled in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands, and was renamed as JD.com, Inc.

In April 2007, the Company established Jingdong Century as wholly foreign-owned enterprise in the PRC. In April 2007 and September 2010, Jingdong 360 and Jiangsu Yuanzhou were incorporated in the PRC, respectively. The paid-in capital of these entities were funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and to comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360 and Jiangsu Yuanzhou became VIEs of Jingdong Century. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360 and Jiangsu Yuanzhou.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

In May 2008, Fortune Rising, a BVI incorporated company and a consolidated variable interest entity of the Group, was established by the Group to facilitate the adoption of the Company’s stock incentive plans.

Variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its website and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney and business cooperation agreements. These contractual agreements can be extended at Jingdong Century’s option prior to the expiration date. As a result, the Company maintains the ability to control these PRC domestic companies, is entitled to substantially all of the economic benefits from these PRC domestic companies and is obligated to absorb expected losses of these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Company, through Jingdong Century and Shanghai Shengdayuan, entered into with the VIEs and their Nominee Shareholders:

• Loan agreements

Pursuant to the relevant loan agreements, Jingdong Century has granted interest-free loans to the relevant Nominee Shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. The loans for initial and subsequent capital injections are eliminated with the capital of the relevant VIEs during consolidation. Jingdong Century can require the Nominee Shareholders to settle the loan amount through the equity interests of relevant VIEs, subject to any applicable PRC laws, rules and regulations. The loan agreements are renewable upon expiration.

• Exclusive purchase option agreements

The Nominee Shareholders of the VIEs have granted Jingdong Century the exclusive and irrevocable right to purchase from the Nominee Shareholders, to the extent permitted under PRC laws and regulations, part or all of the equity interests in these entities for a purchase price equal to the lowest price permitted by PRC laws and regulations. Jingdong Century may exercise such option at any time. In addition, the VIEs and their Nominee Shareholders agree that without prior written consent of Jingdong Century, they will not transfer or otherwise dispose the equity interests or declare any dividend.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

• Exclusive technology consulting and services agreements

Jingdong Century and relevant VIEs entered into exclusive technology consulting and services agreements under which relevant VIEs engage Jingdong Century as their exclusive provider of technical platform and technical support, maintenance and other services. The VIEs shall pay to Jingdong Century service fees determined based on the volume and market price of the service provided. Jingdong Century shall exclusively own any intellectual property arising from the performance of the agreements. During the term of the agreement, relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of Jingdong Century.

• Intellectual property rights license agreement

Pursuant to the intellectual property rights license agreement, Jingdong Century grants Jingdong 360 non-exclusive rights to use certain software products, trademarks, website, copyrights, and domain names developed or owned by Jingdong Century within the scope of internet information service operation of Jingdong 360 and in the territory of PRC. Jingdong 360 agrees to pay license fees to Jingdong Century and the amount of the license fee is at least RMB10 per year, subject to annual evaluation and adjustment.

• Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in relevant VIEs to Jingdong Century as collateral for all of their payments due to Jingdong Century and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the share pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Jingdong Century without Jingdong Century’ preapproval. Jingdong Century is entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, Jingdong Century as the pledgee, will be entitled to request immediate repayment of the loans or to dispose of the pledged equity interests through transfer or assignment. The equity pledge agreements will expire on the second anniversary of the date when the Nominee Shareholders have completed all their obligations under the above agreements unless otherwise terminated earlier by Jingdong Century.

• Power of attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed any person designated by Jingdong Century as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general manager. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be shareholders of the VIEs. Each Nominee Shareholders has waived all the rights which have been authorized to the person designated by Jingdong Century under each power of attorney.

• Business cooperation agreement

Pursuant to the business cooperation agreement, Jingdong 360 agrees to provide to Jingdong Century and Shanghai Shengdayuan services, including operating our website, posting Jingdong Century’s and Shanghai Shengdayuan’s product and service information on the website, transmitting the users’ order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360’s operating costs incurred in the previous quarter, but in no event more than RMB20 per quarter.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

• Risks in relations to the VIE structure

In the opinion of management, Jingdong Century’s Contractual Arrangements with the VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The Nominee Shareholders are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Group’s contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Company, their interest may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. The Company’s ability to control the VIEs also depends on the power of attorney Jingdong Century has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and contractual arrangements with the VIEs through which the Group conducts its business in PRC were found to be in violation of any existing or future PRC laws and regulations, the relevant PRC regulatory authorities could:

• revoke or refuse to grant or renew the Group’s business and operating licenses;

• restrict or prohibit related party transactions between Jingdong Century and its subsidiaries, the VIEs;

• impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

• require the Group to alter the corporate structure operations; and

• restrict or prohibit the Group’s ability to finance its operations.

The imposition of any of these government actions could result in a material adverse effect on the Group’s ability to conduct its operations. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. The Company’s operations depend on the VIEs to honor their contractual agreements with the Company. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the contractual agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2013	2014
	RMB	RMB
Total assets	1,285,176	3,784,170
Total liabilities	1,642,412	4,180,518

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Total net revenues	1,310,602	2,023,143	3,431,134
Net loss	(159,177)	(206,144)	(41,228)

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net cash provided by /(used in) operating activities	173,830	(144,315)	1,450,744
Net cash used in investing activities	(183,542)	(22,659)	(494,633)
Net cash provided by financing activities	240,490	262,270	438,891
Net increase in cash and cash equivalents	230,778	95,296	1,395,002
Cash and cash equivalents at beginning of year	7,304	238,082	333,378
Cash and cash equivalents at end of year	238,082	333,378	1,728,380

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

As of December 31, 2013 and 2014, the total assets of the Group’s VIEs and VIEs’ subsidiaries were mainly consisting of cash and cash equivalents, accounts receivable, inventories, prepayments and other current assets and intangible assets. As of December 31, 2013 and 2014, the total liabilities of the VIEs and VIEs’ subsidiaries were mainly consisting of accounts payable and liabilities to the Group’s other subsidiaries. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

In accordance with the Contractual Agreements, Jingdong Century has the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can have assets transferred out of the Group’s VIEs and VIEs’ subsidiaries. Therefore, Jingdong Century considers that there is no asset in the Group’s VIEs and VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals of the Group’s VIEs amounting to RMB44,000 as of December 31, 2014. As the Group’s VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Jingdong Century for all the liabilities of the Group’s VIEs and VIEs’ subsidiaries. The total shareholders’ deficit of the Group’s VIEs and VIEs’ subsidiaries was RMB357,236 and RMB396,348 as of December 31, 2013 and 2014, respectively.

Currently there is no contractual arrangement that could require Jingdong Century or the Group to provide additional financial support to the Group’s VIEs and VIEs’ subsidiaries. As the Group is conducting certain businesses in the PRC through the VIEs and VIEs’ subsidiaries, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies

a.              Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b.              Principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

c.               Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, sales returns, vendor and customer incentives, the valuation and recognition of share-based compensation arrangements, realization of deferred tax assets, fair value of assets and liabilities acquired in business combinations, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts, inventory valuation for excess and obsolete inventories, lower of cost and market value of inventories, depreciable lives of property, equipment and software, useful life of intangible assets and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

d.              Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands (“BVI”) and Hong Kong (“HK”) is the United States dollars (“US$”). The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Others, net in the Consolidated Statements of Operations and Comprehensive Loss. Total exchange gains were RMB13,762 and RMB92,761 for the years ended December 31, 2012 and 2013, respectively, and total exchange losses were RMB28,980 for the year ended December 31, 2014.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

d.              Foreign currency translation(Continued)

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the Consolidated Statements of Changes in Shareholders’ Equity. Total foreign currency translation adjustment losses were RMB7,546, RMB137,921 and RMB121,612 for the years ended December 31, 2012, 2013 and 2014, respectively. The grant-date fair value of the Group’s share-based awards is reported in US$ as the respective valuation is conducted on US$ basis.

e.               Convenience translation

Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2014 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.2046, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, or at any other rate.

f.                 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, as well as highly liquid investments, some of which are subject to certain penalty as to early withdrawal, which have original maturities of three months or less.

g.              Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee; (b) time deposits that are pledged for short-term loan; and (c) deposits held in designated bank accounts for capital verification of establishment of new entities.

h.              Short-term investments

The Group classifies the short-term investment in debt securities as “available-for-sale”. The Group made certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. These investments were recorded at fair market value with the unrealized gains or losses recorded as a component of accumulated other comprehensive income in the Consolidated Statements of Changes in Shareholders’ Equity. Realized gains are reflected as a component of interest income.

In addition, short-term investments are also comprised of time deposits placed with banks with original maturities longer than three months but less than one year.

The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment loss in the Consolidated Statements of Operations and Comprehensive Loss. No impairment losses were recorded for the years ended December 31, 2012, 2013 and 2014.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

i.                 Accounts receivable, net

Accounts receivable, net mainly represents amounts due from customers and online payment channels, are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as, the age of the amounts due, the customer’s payment history, credit-worthiness, financial conditions of the customers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted.

j.                 Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or market value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

k.              Investment in equity investees

Investment in equity investees represent the Company’s investments in privately held companies. The Company applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 ‘‘Investment—Equity Method and Joint Ventures’’, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used.

The Company continually reviews its investment in equity investees to determine whether a decline in fair value to below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment charges were recorded for the years ended December 31, 2012, 2013 and 2014, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

l.                 Loan receivables, net

Loan receivables consist primarily of micro loans services to small and medium size enterprises that are merchants on the  Group’s online marketplace. Such amounts are recorded at the principal amount less allowance for doubtful accounts relating to micro loans, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to micro loans represents the Group’s best estimate of the losses inherent in the outstanding portfolio of loans. The loan periods extended by the Group to the merchants generally range from 7 days to 182 days. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of loans. As of December 31, 2014, allowance for doubtful accounts relating to micro loans was insignificant.

m.           Investment securities

The Company invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the Consolidated Statement of Operations and Comprehensive loss. The fair value of the investment would not be adjusted for subsequent recoveries in fair value.

n.              Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated Useful lives
Electronic equipment	3 years
Office equipment	5 years
Vehicles	5 years
Logistic and warehouse equipment	5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Building	40 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Loss.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

o.              Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2013 and 2014, the balance of construction in progress were RMB1,237,644 and RMB1,928,899, which was primarily related to the construction of office buildings and warehouses.

p.              Intangible assets, net

Domain name and copyrights

Domain name and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of approximately ten years and two to five years, respectively.

Intangible assets arising from business combination

The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful life of the assets.

q.              Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.

r.                Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

No impairment loss was recognized for any of the periods presented.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

s.                Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

t.                 Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

u.              Revenue

The Group engages primarily in the sale of electronics and home appliance products and general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in China on the internet through its website jd.com. The Group also offers an online marketplace that enables third-party sellers to sell their products to customers on jd.com. Customers place their orders for products online through the website jd.com. Payment for the purchased products is generally made either before delivery or upon delivery.

Consistent with the criteria of ASC 605, Revenue Recognition, the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

In accordance with ASC 605, Revenue Recognition, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenues should be recorded on a gross basis. When the Group is not the primary obligor, doesn’t bear the inventory risk and doesn’t have the ability to establish the price, revenues are recorded on a net basis.

Revenue arrangements with multiple deliverables are divided into separate units of accounting and arrangement consideration is allocated using estimated selling prices if the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables.

The Group recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences.

The Group also sells prepaid cards which can be redeemed to purchase products sold by the Group. The cash collected from the sales of prepaid cards is initially recorded in advance from customers in the Consolidated Balance Sheets and subsequently recognized as revenues for the sales of the respective product when the prepaid cards are redeemed.

Revenue is recorded net of value-added taxes, business taxes and related surcharges.

Online Direct Sales

The Group primarily sells electronics and home appliance products and general merchandise products through online direct sales. The Group recognizes the revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not all of these indicators. Revenues from the sales of electronics and home appliance products were RMB34,011,756, RMB56,814,078 and RMB90,890,026, and revenues from the sales of general merchandise products were RMB6,322,795, RMB10,203,899 and RMB17,659,232, for the years ended December 31, 2012, 2013 and 2014, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

u.              Revenue (Continued)

Services and Others

The revenues of services and others primarily consist of fees charged to third-party sellers for participating in the Group’s online marketplace, where the Group generally is not the primary obligor, does not bear the inventory risk, does not have the ability to establish the price and control the related shipping services when utilized by the online marketplace merchants. Upon successful sales at jd.com, the Group will charge the third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowance.

The Group also provides online marketing services to merchants and suppliers on its various website channels and third party marketing affiliate’s websites, including but not limited to advertising placements such as banners, links, logos and buttons, and pay for performance marketing services on which merchants and suppliers are charged based on click on their products or service listings. The Group recognizes revenues from advertising placements ratably over the period during which the advertising services were provided, and recognizes revenues from pay for performance marketing services based on effective clicks. Advertising arrangements involving multiple deliverables are allocated into single-element arrangements based on their relative selling price in the absence of both vendor specific objective evidence and third party evidence, and the related revenue is recognized over the period during which the element is provided. Significant assumptions and estimates have been made in estimating the relative selling price of each single-element, and changes in judgments on these assumptions and estimates could materially impact the timing of advertising revenue recognition. The Group did not enter into material advertising-for-advertising barter transactions, or any other types of barter transactions.

The Group earns transaction fees from processing transactions for online payment customers. Revenues resulting from these transactions are recognized when transactions are completed. Transaction fee is charged based on certain criteria (such as account type and volume of payments received per month) for funds they receive.

The Group offers comprehensive customer services, primarily include 7*24 hours customer service to respond to customer post-sales requests, return and exchange service to facilitate customer’s return, exchange and repair of defective goods. These services are free of charge. The Group also provides return/exchange logistic service to the customers, of which the revenues recognized was not material for the periods presented.

v.               Customer incentives and loyalty programs

The Group provides two types of discounted coupons, referred to as D Coupons and J Coupons, for free to its customers to incentivize purchase.

•                      D Coupons are given to a customer upon their current purchase or can be given for free to promote future purchases. This coupon requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The right to purchase discounted products in the future is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605, as the right does not represent a significant and incremental discount to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenue on the future purchase.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

v.               Customer incentives and loyalty programs (Continued)

•                      J Coupons are given to a customer that has made a qualified purchase and is to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded during a purchase activity are considered an element of an arrangement within the scope of ASC 605-25, as the J Coupons represent a significant and incremental discount to the customer. Therefore, the delivered products and the J Coupons awarded are treated as separate unit of accounting. The selling price of the J Coupons awarded is generally determined by management’s best estimate of the selling price in the absence of both vendor specific objective evidence and third party evidence. The amount allocated to the J Coupons is deferred and recognized when the J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2012, 2013 and 2014, the amount of expired J Coupons was not material.

Registered customers may also earn loyalty points or J Beans, which was launched in October 2013, based on certain activities performed on the Group’s website such as purchasing merchandise or reviewing their buying experiences. Customers may redeem the loyalty points for J Coupons or J Beans to be used for future purchase of selected items without minimum purchase requirements. The Group considers loyalty points and J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Therefore, the sales consideration is allocated to the products and loyalty points or J Beans based on the relative selling price of the products and loyalty points or J Beans awarded. Consideration allocated to the loyalty points or J Beans is initially recorded as deferred revenues, and recognized as revenues when the J Coupons for which the loyalty points are redeemed are used, or when J Beans are used or expired. In October 2014, the Group terminated its loyalty points program and transferred all of the loyalty points to J Beans for the customer. J Beans will expire at the subsequent year end after issuance. For the year ended December 31, 2014, the amount of expired J Beans was not material.

w.            Cost of revenues

Cost of revenues consists of purchase price of products, inbound shipping charges, write-downs of inventory and traffic acquisition costs related to online marketing services. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of revenues upon sale of the products to the customers. Payment processing and related transaction costs, including those associated with the sales transactions as well as packaging material costs, are classified in fulfillment in the Consolidated Statements of Operations and Comprehensive Loss.

x.              Rebates and subsidies

The Group periodically receives consideration from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the Consolidated Statements of Operations and Comprehensive Loss. Rebates are earned based on reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

y.               Fulfillment

Fulfillment costs represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment; processing payment and related transaction costs and responding to inquiries from customers. Fulfillment costs also contain third party transaction fees, such as credit card processing and debit card processing fees. Shipping cost amounted to RMB1,615,912, RMB2,068,781 and RMB4,077,586 for the years ended December 31, 2012, 2013 and 2014, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

z.                Marketing

Marketing expenses consist primarily of advertising costs and related expenses for personnel engaged in marketing and business development activities.

Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, are expensed as incurred, and totaled RMB1,015,991, RMB1,491,467 and RMB2,780,642 for the years ended December 31, 2012, 2013 and 2014, respectively.

aa.       Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees involved in platform development, category expansion, editorial content, buying and merchandising selection systems support, as well as costs associated with the compute, storage and telecommunications infrastructure for internal use that supports the Group’s web services. Technology and content expenses are expensed as incurred. Software development costs are recorded in “Technology and content” as incurred as the costs qualifying for capitalization have been insignificant.

bb.      General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

cc.         Share-based compensation

The Company grants non-vested ordinary shares, restricted share units (“RSUs”) and share options to eligible employees, non-employee consultants and the Founder of the Company and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Non-employees’ share-based awards are measured at fair value at the earlier of the commitment date or the date the services are completed. Awards granted to non-employees are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and awards are vested. Changes in fair value between the reporting dates are recognized by graded vesting method.

Founder share-based awards are measured at the grant date fair value of the awards and recognized as expenses based on the probable outcome of the performance conditions.

If a share-based award is modified after the grant date, the Company evaluate for such modifications in accordance with ASC 718 Compensation — Stock Compensation and the modification is determined to be a probable-to-probable (Type 1) modification, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award.

Prior to our initial public offering, the fair value of the non-vested ordinary shares and RSUs were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined partly in reliance on a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

After our initial public offering, in determining the fair value of the non-vested ordinary shares and RSUs granted, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied. In determining the fair value of the non-vested ordinary shares and RSUs granted on May 22, 2014, the date when our ADSs first commenced trading on NASDAQ, the per share equivalent of our initial public offering price is applied.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

cc.         Share-based compensation (continued)

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

dd.       Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period of change.

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2012, 2013 and 2014, the Group did not have any significant unrecognized uncertain tax positions.

ee.         Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the Consolidated Statements of Operations and Comprehensive Loss on a straight-line basis over the terms of underlying lease. The Group has no capital leases for any of the periods presented.

ff.             Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Group’s comprehensive income/(loss) includes net income/(loss) and foreign currency translation adjustments and is presented in the Consolidated Statements of Operations and Comprehensive Loss.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

gg.       Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

hh.       Segment reporting

The Group engages primarily in the sale of electronics and home appliance products and general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in PRC on the internet through its website jd.com. The Group also operates its online marketplace under which third-party sellers sell products on the Group’s website to customers. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment mainly through the provision of a single class of services for accelerating and improving the delivery of its products over the internet. The Group does not distinguish between markets or segments for the purpose of internal reports. As the Group’s long-lived assets are all located in the PRC and most of all the Group’s revenues are derived from the PRC, no geographical information is presented.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

ii.             Statutory reserves

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIE and VIEs’ subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2012, 2013 and 2014, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB1,838, RMB810 and RMB12,361 respectively. No appropriation to other reserve funds was made for any of the periods presented.

jj.             Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

3.              Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2012, 2013 and 2014.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2013 and 2014, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB9,865,714 and RMB9,054,762 as of December 31, 2013 and 2014, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the RMB against the U.S. dollar.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

4.                       Restricted cash and restricted time deposit

To meet the requirements of specific business operations, including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, the Group held restricted cash of RMB342,387 and RMB1,038,286 as of December 31, 2013 and December 31, 2014, respectively. Changes in the restricted cash balance associated with the bank acceptance are classified as cash flows from operating activities as the Group considers restricted cash arising from these activities directly related to the Group’s ordinary business operations.

To maintain guarantee balances at the bank as collaterals for the short-term bank loans of US$153,000 and US$309,000 (see Note 15), the Group held restricted cash of RMB1,000,000 and RMB2,000,000 as of December 31, 2013 and December 31, 2014, respectively, which were bank deposits with the original term of one year at the bank. In addition, the Group held restricted cash of RMB545,000 and Nil for capital verification of establishment of new entities as of December 31, 2013 and December 31, 2014, respectively. Changes in the restricted cash balance associated with short-term bank loans and capital verification are classified as cash flow from investing activities as the Group considers restricted cash arising from these activities similar to an investment.

5.                       Fair value measurement

As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	4,605,262	—	4,605,262	—
Restricted cash	1,887,387	—	1,887,387	—
Short-term investments
Wealth management product	1,903,224	—	1,903,224	—
Total assets	8,395,873	—	8,395,873	—

		Fair value measurement at reporting date using
Description	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	4,323,900	—	4,323,900	—
Restricted cash	3,038,286	—	3,038,286	—
Short-term investments
Time deposits	10,402,301	—	10,402,301	—
Wealth management product	1,759,342	—	1,759,342	—
Investment securities
Listed equity securities	434,118	434,118	—	—
Total assets	19,957,947	434,118	19,523,829	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports on its consolidated balance sheets at fair value on a recurring basis.

As of December 31, 2013 and 2014, gross unrealized gains of nil and RMB14,512 and gross unrealized losses of Nil and RMB1,527 were recorded on listed equity securities and gross unrealized gains of RMB23,224 and RMB24,344 were recorded on wealth management, respectively. No impairment charges were recorded for years ended December 31, 2013 and 2014, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.              Fair value measurement (Continued)

Cash equivalents

Time deposits. The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Restricted cash

Restricted cash are valued based on the pervasive interest rate in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Short-term investments

Wealth management product. The Group values its wealth management product using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

Available for sale securities

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Other financial instruments

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, loan receivable and prepayments and other assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, advance from customers, accrued expenses and other liabilities and deferred revenues are financial liabilities with carrying values that approximate fair value due to their short-term nature.

Short-term bank loans. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans.

Prepayments and other assets in non-current assets. Prepayments and other assets in non-current assets are financial assets with carrying values that approximates fair value due to the change in fair value after considering the discount rate. The Group estimated fair values of non-current prepayments and other assets using the discount cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as a Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of goodwill is discussed in Note 7 —“Business Combination”.

Other Investments. As of December 31, 2013 and 2014, the Company held approximately RMB36,502 and RMB586,959, respectively, of investments in equity securities of privately-held companies that are accounted for using the cost method. These investments are included within investment in equity investees on the consolidated balance sheets. Such investments are reviewed periodically for impairment using fair value measurements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.              Investment in equity investees

Cost method
RMB

Balance at December 31, 2012	2,840
Additions	34,502
Disposals and transfers	(840)
Balance at December 31, 2013	36,502
Additions	552,493
Foreign currency translation adjustments	(2,036)
Balance at December 31, 2014	586,959

During the year ended December 31, 2014, the Company completed several investments in equity investees. Details of the significant investments are as follows:

Investment in Shanghai Icson

In March 2014, the Company completed an investment in preferred shares in Shanghai Icson with a call option to acquire the remaining equity interests of Shanghai Icson at a price based on higher of the fair value of the remaining equity interests or RMB800,000 before March 10, 2017. Shanghai Icson operates an e-commerce platform in China. The total consideration for the investment in Shanghai Icson was RMB252,779 (Refer to Note 7 for details of the transaction). Such investment is accounted for under the cost method given that such preferred shares contain certain terms such as liquidation preference over ordinary shares.

Other investments

Other investments in equity investees comprise of a number of investments in private companies, including China Homerun Ltd.

As of December 31, 2014, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair values of the Company’s investments in equity investees and determined that it is not practicable to estimate their fair values.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.              Business Combination

Acquisition of Chinabank Payment

On October 31, 2012, the Group invested RMB145,500 through Jingdong 360 to acquire 100% equity interests in Chinabank Payment and its wholly owned subsidiary Chinabank Payment Technology. The main purpose of the acquisition is to offer flexible payment service to the Group’s online shopping customers, and in the meantime to improve cost efficiency in the Group’s payment processing.

The acquisition had been accounted for as a business combination and the results of operations of Chinabank Payment from the acquisition date have been included in the Group’s consolidated financial statements. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management’s experiences with similar assets and liabilities. The allocation of the purchase price is as follows:

	Amount	Amortization Years
	RMB
Tangible assets acquired and liabilities assumed
Cash	5,781
Accounts payable	(53,936)
Advance from customers	(6,552)
Others	(3,442)
Identifiable intangible assets:
Online payment and other licenses	189,000	15
Identifiable net assets acquired (a)	130,851
Cash consideration (b)	145,500
Goodwill (b-a)	14,649

Goodwill primarily represents the expected synergies from combining operations of the Group, Chinabank Payment and Chinabank Payment Technology, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. No measurement period adjustment has been recorded.

Based on the assessment on the acquired companies’ financial performance made by the Group, acquired company including its subsidiary is not considered material to the Group. Thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

Transaction with Tencent

On March 10, 2014, the Company entered into a Strategic Cooperation Agreement (“Agreement”) with Tencent Holdings Limited (“Tencent”), for a period of 5 years from April 1, 2014 to March 31, 2019. Pursuant to the Agreement, the Company will become Tencent’s preferred partner in the development of physical goods e-Commerce business in Greater China including: (a) Tencent will grant the Company prominent level-1 access points in Weixin and mobile QQ applications; (b) Tencent will provide internet traffic and other support from other key platforms to the Company; and (c) the Company will cooperate with Tencent in a number of areas primarily mobile-related products, social networking services, membership systems and payment solutions. Terms described in (a), (b) and (c) above are hereinafter collectively referred to as “Strategic Cooperation”. In addition, for a period of 8 years from April 1, 2014 to March 31, 2022, other than the operation of Shanghai Icson E-Commerce Development Company Limited (“Shanghai Icson”), a subsidiary of Tencent, Tencent will not engage in any online direct sales or managed marketplace business model in physical goods e-Commerce businesses in Greater China and a few selected international markets, hereinafter referred to as “Non-Compete”.

On the same date, the Company also entered into a series of agreements with Tencent and its affiliates, pursuant to which, the Company acquired from Tencent: (i) 100% business operation of two online marketplace platforms, Paipai and QQ Wanggou (“Combined Platform Business”); (ii) 9.9% equity interest in Shanghai Icson (“Investment in Shanghai Icson”); (iii) a call option (“Call Option”) to acquire the remaining equity interest of Shanghai Icson, with a price higher of the fair value of the remaining equity interest or RMB800,000 within three years commencing the closing of the Transaction; (iv) certain logistic workforce; and (v) a land use right. The above (i) to (v), Strategic Cooperation and Non-Compete are collectively referred to as “Transaction”.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7. Business Combination (Continued)

As consideration for the Transaction, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% shares on a fully diluted basis under treasury method upon the closing of the Transaction, on March 10, 2014.

The main purpose of the transaction is to further expand product and service offerings to the Group’s online shopping customers.

The acquisition of Combined Platform Business is accounted for as a business combination and the results of operations of the Combined Platform Business from the acquisition date have been included in the Group’s consolidated financial statements. The acquisitions of Strategic Cooperation, Non-compete, Investment in Shanghai Icson, Logistic Workforce and Land use right are considered asset acquisitions separate from the acquisition of Combined Platform Business. The investment in Shanghai Icson was accounted for under the cost method and recorded in investment in equity investees on the acquisition day. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives.

The Company has performed the following steps to estimate the cost of the assets and business acquired with the assistance from an independent valuation firm: 1) estimate the total fair value of 351,678,637 ordinary shares issued to Huang River Investment Limited as the consideration of the transaction on March 10, 2014 using the income approach, or the discounted cash flow, or DCF method; 2) estimate the stand-alone fair value of the Combined Platform Business as well as fair value of each of Strategic Cooperation Agreement, Non-Compete, Investment in Shanghai Icson, Logistic workforce and Land Use Right (collectively “Asset Acquisition”); 3) The excess of (1) over sum of (2) and net cash acquired in the transaction has been allocated to individual assets of the Asset Acquisition and the Combined Platform Business based on their relative fair values. Additionally, in accordance with the relevant accounting guidance, non-transferability relating to lock-up period associated with the shares issued to Huang River Investment Limited for a period of three years commencing from March 10, 2014, is factored in estimating the fair value of shares issued to acquire Strategic Cooperation, Non-compete, Investment in Shanghai Icson, Logistic Workforce and Land use right, but is not factored in estimating the fair value of shares issued to acquire Combined Platform Business.

The Company considered the following valuation method and significant assumptions in evaluating certain significant intangibles acquired from the current Transaction:

Strategic Cooperation Agreement—In addition to the Company’s general business cooperation with Tencent primarily in areas of mobile-related products, social networking services, membership systems and payment solutions, the other parts of the Strategic Cooperation Agreement is in substance a prepaid advertising/promotion service where Tencent users can be diverted to the Company’s websites/platforms where (a) Tencent will grant the Company prominent level-1 access points in Weixin and mobile QQ applications and (b) Tencent will provide internet traffic and other support from its other key platforms to the Company. These advertising/promotion services include push messages, advertising, payment processing and application activation. The general business cooperation is not recognized as a separate intangible asset because such provisions only set out the general principal for the cooperation between the Company and Tencent with no specific deliverables provided to the Company. The amount recognized for the Strategic Cooperation Agreement relates to the advertising/ promotion services and the fair value was established using a form of the income approach known as the cost saving method. This method recognizes that, because of the Strategic Cooperation Agreement, the Company can save advertising fees, traffic acquisition costs, payment processing fees and application activation fees that otherwise it would need to be paid to a third party for the similar services. The estimated unit market price of the advertising/promotion services were multiplied by the volume of the services to be provided by Tencent to arrive at the cost saving attributable to the Strategic Cooperation Agreement. The most significant assumptions inherent in this approach include: 1) the estimated market price of the services to be provided, 2) the volume of the services to be provided, and 3) discount rate. When applying the cost saving method for the valuation of the Strategic Cooperation Agreement, market participant assumptions were used in accordance with ASC 820. Specifically, the basis of the assumptions were determined with consideration of the terms of the Strategic Cooperation Agreement, an industry report regarding China’s e-commerce sector and a market rate that market participants have to pay to third parties for similar services on arm’s length basis. The present value of the after-tax cost savings at an appropriate discount rate indicates the value of Strategic Cooperation Agreement. The discount rate was derived by using the capital asset pricing model (the “CAPM”), which is a method that market participants commonly use to price assets. Based on the CAPM, the Company concluded a discount rate of 17.5% was appropriate for valuing the Strategic Cooperation Agreement.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7. Business Combination (Continued)

Non-compete Agreement—Other than the operation of Shanghai Icson, Tencent will not engage in any online direct sales or managed marketplace business models in physical goods e-Commerce business in Greater China and a few selected international markets. The fair value of the Non-compete was determined based on the ‘‘with and without’’ method, which takes into consideration the cash flow increments between the scenario where the Non-compete is not in place and the scenario where the Non-compete is in place for a period of 8 years from April 1, 2014 to March 31, 2022. The most significant assumption inherent in this approach when valuing the Non-compete was the amount of economic impact to the Company that would occur from competition during the period when non-compete agreement is effective. Based on the CAPM, the Company concluded a discount rate of 17.5%, which reflects a market participant’s required rate of return for the risks of investing in the Non-compete, was appropriate for discounting the cash flow attributable to the Non-compete.

Investment in Shanghai Icson—In determining the fair value of the investment in Shanghai Icson, the Company followed a two-step process. In the first step, the discounted cash flow method, or DCF, was used as the primary approach to determine the fair value of the equity interest of Shanghai Icson and market approach to cross-check the valuation results derived by the DCF method. The free cashflow of Shanghai Icson was discounted by 22%, which was determined by the CAPM to reflect a market participant’s required rate of return for the risks of investing in the equity interest of Shanghai Icson. In the second step, since the Company’s investment in Shanghai Icson is in the form of preferred shares, an option pricing method to allocate the equity interest of Shanghai Icson to its common shares and preferred shares was used. The significant assumptions inherent in option pricing models are the expected time of liquidity event, risk free rate and volatility factor of equity interest of Shanghai Icson.

The Group made estimates and judgments in determining the fair value of the assets and business acquired with the assistance from an independent valuation firm. The purchase price allocation is as follows:

Amount
RMB
Fair value of the Company’s shares issued *	11,644,310
Transaction costs**	20,705
Total value to be allocated in purchase accounting	11,665,015

	Amount	Amortization Years
	RMB
Strategic Cooperation Agreement	6,075,289	5
Non-compete Agreement	1,442,389	8
Combined Platform Business
Cash	60,284
Other current assets	3,587
Property, plant and equipment, net	17,647
Current liabilities	(63,871)
Technology	108,800	5
Domain names and trademark	33,100	10
Advertising customer relationship	80,400	7
Goodwill	2,593,420
Deferred tax liability	(41,893)
Investment in Shanghai Icson	252,779
Call Option	—
Logistic workforce	13,900	3
Land use right	73,632	40
Net cash acquired	1,015,552
Total Purchase price	11,665,015

*    Among total fair value of the shares issued of RMB11,644,310, RMB2,791,474 is the consideration for the acquisition of Combined Platform Business and RMB8,852,836 is the consideration for the acquisition of Strategic Cooperation, Non-compete, Investment in Shanghai Icson, Logistics workforce, Land use right, and Net cash acquired.

** In accordance with ASC 805-10-25-23, transaction costs relating to the business combination of the Combined Platform Business are expensed as incurred while in accordance with ASC 805-50-30-2, transaction costs relating to the acquisition of individual assets acquired in the Asset Acquisition form part of the assets’ initial carrying values, and have been included in the estimated purchase price.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7. Business Combination (Continued)

Based on the assessment on financial performance of the acquired Combined Platform Business made by the Group, the acquired business is not considered material to the Group. Thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

8.  Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Product sales and online marketplace receivables	380,938	2,043,243
Online payment processing transactions receivables	35,083	182,412
Advertising receivables	44,372	62,705
Others	43,466	219,567
Allowance for doubtful accounts
Balance at beginning of the year	(1,877)	(1,770)
Additions	(559)	(72,608)
Reversals	666	868
Write-offs	—	1,839
Balance at end of the year	(1,770)	(71,671)
Accounts receivable, net	502,089	2,436,256

The value-added tax receivables from customers are recorded in product sales and online marketplace receivables.

9.  Inventories, net

Inventories, net, consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Products	6,358,151	12,119,359
Packing materials and others	28,004	71,484
Inventories, net	6,386,155	12,190,843

10.  Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Receivables related to employees’ exercise of share-based awards	—	811,783
Interest receivables	28,654	135,498
Prepaid rental fees	79,423	145,501
Prepaid advertising costs	31,977	45,677
Deposits	20,386	166,945
Bridge loans	—	157,438
Staff loans	—	151,612
Employee advances	12,809	16,217
Others	45,853	103,663
Total	219,102	1,734,334

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

11.  Property, equipment and software, net

Property, equipment and software, net, consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Electronic equipment	671,491	1,372,896
Office equipment	30,326	33,190
Vehicles	199,780	530,731
Logistic and warehouse equipment	232,603	598,831
Leasehold improvement	59,983	136,522
Software	57,508	100,215
Building	275,717	661,365
Total	1,527,408	3,433,750
Less: Accumulated depreciation	(502,980)	(1,025,312)
Net book value	1,024,428	2,408,438

Depreciation expenses were RMB169,277, RMB257,213 and RMB514,974 for the years ended December 31, 2012, 2013 and 2014, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

12.  Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31, 2013			As of December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	RMB			RMB
Strategic Cooperation	—	—	—	6,075,289	(915,455)	5,159,834
Non-compete	—	—	—	1,447,189	(146,364)	1,300,825
Technology	—	—	—	110,900	(17,965)	92,935
Advertising customer relationship	—	—	—	80,400	(9,283)	71,117
Domain names and trademark	40,353	(5,926)	34,427	79,969	(12,447)	67,522
Logistic workforce	—	—	—	13,900	(3,745)	10,155
Online payment and other licenses	189,000	(14,700)	174,300	189,000	(27,300)	161,700
Copyrights	17,805	(10,730)	7,075	28,873	(15,014)	13,859
Total	247,158	(31,356)	215,802	8,025,520	(1,147,573)	6,877,947

Amortization expenses for intangible assets were RMB6,888, RMB24,228 and RMB1,116,217 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the years ended December 31,
	2015	2016	2017	2018	2019	2020 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	1,457,322	1,455,765	1,451,273	1,450,343	517,711	545,533

13.  Land use rights, net

Land use rights, net, consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Land use rights	620,383	1,108,125
Less: Accumulated amortization	(21,530)	(40,872)
Net book value	598,853	1,067,253

Amortization expenses for land use rights were RMB9,565, RMB11,700 and RMB19,342 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the years ended December 31,
	2015	2016	2017	2018	2019	2020 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	22,162	22,162	22,162	22,162	22,162	956,443

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

14.  Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Prepayments for purchase of office building	100,000	288,999
Staff loans	132,932	—
Prepayments for purchase of land use rights	22,000	96,911
Rental deposits	54,408	108,621
Prepayments for purchase of property, equipment and software	34,456	110,469
Prepayments for construction in progress	33,765	—
Others	24,312	20,391
Total	401,873	625,391

15.  Short-term bank loans

In November 2013, the Group entered into a loan agreement, whereby on November 4, 2013 the Group effectively pledged certain time deposits to secure the bank loan, totaling US$153,000 and bearing interest at 1.30% per annum over 1-month London Inter-Bank Offered Rate (“LIBOR”) with the maturity date on November 3, 2014. The loan was fully repaid in November 2014.

In March 2014, the Group entered into another loan agreement, whereby on March 7, 2014 the Group effectively pledged certain time deposits to secure the bank loan, totaling US$309,000 and bearing interest at 0.80% per annum over 1-month LIBOR with the maturity date on March 6, 2015.

16.  Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Salary and welfare payable	1,080,072	1,577,761
Deposits	857,573	1,834,172
Payable related to employees’ exercise of share-based awards	—	811,783
Rental fee payables	22,155	69,341
Professional fee accruals	63,280	48,121
Others	246,718	970,654
Total	2,269,798	5,311,832

17.  Others, net

Others, net, consist of the following:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Foreign exchange gains/(losses), net	13,762	92,761	(28,980)
Government financial incentives	41,690	120,301	214,623
Others	4,873	(19,507)	30,944
Total	60,325	193,555	216,587

Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. As there is no further obligation for the Group to perform, government financial incentives are recognized as other income when received. The amount of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

18.  Taxation

a)    Transition from PRC Business Tax to PRC Value Added Tax

A pilot program for transition from business tax to value added tax (“VAT”) for certain services revenues was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the pilot program was expanded from Shanghai to other cities and provinces in China, including Beijing, Wuhan, Guangzhou, Tianjin and Suqian, in which the Group has its operations.

b)    Value added tax

During the periods presented, the Group is subject to 13% and 17% VAT for revenues from sales of audio, video products and books and sales of other products, respectively, in the PRC. Moreover, the Group is exempted from VAT for revenues from sales of books since January 1, 2014.

Prior to the pilot program, the Group were subject to 5% or 3% business tax for revenues from online advertising and other services or for revenues from logistic services, respectively. After the launch of the pilot program, the Group is subject to 6% and 11% VAT for the revenues from logistics services and 6% VAT for the revenues from online advertising and other services.

Not affected by the pilot program, the Group is also subject to 3% cultural undertaking development fees on revenues from online advertising services in China.

The Group is also subject to surcharges of VAT payments according to PRC tax law.

c)    Business tax

Chinabank Payment and Chinabank Payment Technology are subject to 5% business tax and related surcharges for revenues from online payment services. Business tax and the related surcharges are recognized when the revenue is earned.

d)    Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Island are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

18.                Taxation (Continued)

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises”.

Chinabank Payment Technology has been qualified as “high and new technology enterprise” since 2010, whose qualification was renewed in 2013, and enjoyed a preferential corporate income tax rate of 15% from 2010 to 2015.

Beijing Shangke can enjoy an exemption from income tax for first two years and reduction half for the next three years from the profit year as a “software enterprise”, which has also been qualified as “high and new technology enterprise” and enjoys a preferential income tax rate of 15% from 2013 to 2016. The privileges cannot be applied simultaneously.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Reconciliation of difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the year ended December 31,
	2012	2013	2014

Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax treatments	0.0%	172.3%	1.7%
Tax effect of tax-exempt entities	0.3%	54.7%	(22.4)%
Effect on tax rates in different tax jurisdiction	0.2%	22.1%	0.1%
Tax effect of non-deductible expenses	(3.3)%	(148.4)%	(3.4)%
Tax effect of non-taxable income	0.3%	36.5%	1.1%
Changes in valuation allowance	(22.0)%	(97.0)%	(0.5)%
Expiration of loss carry forward	(0.9)%	(65.1)%	(2.0)%
Effective tax rates	(0.4)%	0.1%	(0.4)%

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

18.                Taxation (Continued)

e)         Deferred tax assets and deferred tax liabilities

	As of December 31,
	2013	2014
	RMB	RMB
Deferred tax assets
- Allowance for doubtful accounts	443	17,918
- Deferred revenues	52,132	39,270
- Net operating loss carry forwards	853,258	874,270
Less: valuation allowance	(905,833)	(931,458)
Net deferred tax assets	—	—

Current deferred tax liabilities
- Interest income	6,087	5,650
- Intangible assets arisen from business combination	—	38,162
Total current deferred tax liabilities	6,087	43,812

As of December 31, 2014, the Group had net operating loss carry forwards of approximately RMB 3,623,104 which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2015 to 2018.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2012, 2013 and 2014.

Movement of valuation allowance

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of the period	478,120	857,413	905,833
Additions	399,568	81,119	156,820
Reversals	(20,275)	(32,699)	(131,195)
Balance at end of the period	857,413	905,833	931,458

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.                Convertible Preferred Shares

The Company’s preferred shares activities for the years ended December 31, 2012, 2013 and 2014 are summarized below:

	Series A and A-1 Preferred Shares		Series B Preferred Shares		Series C Preferred Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB

Balance as of December 31, 2011	191,894,000	255,850	84,786,405	126,417	258,316,305	3,150,443

Preferred shares redemption value accretion	—	—	—	—	—	1,587,454

Balance as of December 31, 2012	191,894,000	255,850	84,786,405	126,417	258,316,305	4,737,897

Preferred shares redemption value accretion	—	—	—	—	—	2,435,366
Conversion of Series B Preferred Shares to ordinary shares	—	—	(25,247,161)	(38,176)	—	—

Balance as of December 31, 2013	191,894,000	255,850	59,539,244	88,241	258,316,305	7,173,263

Preferred shares redemption value accretion	—	—	—	—	—	7,957,640
Conversion of Series A and A-1 Preferred Shares to Class A ordinary shares	(191,894,000)	(255,850)
Conversion of Series B Preferred Shares to Class A ordinary shares			(59,539,244)	(88,241)
Conversion of Series C Preferred Shares to Class A ordinary shares	—	—	—	—	(258,316,305)	(15,130,903)

Balance as of December 31, 2014	—	—	—	—	—	—

All of the preference shares were converted to ordinary shares immediately upon the completion of our initial public offering on May 28, 2014.  Prior to their automatic conversion to ordinary shares upon the Company’s initial public offering on May 28, 2014, the preferred shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of preferred shares were entitled to vote together with the holders of ordinary shares, and not as a separate class, on all matters submitted to a vote of the shareholders of the Company, on an as-if-converted basis.  Immediately prior to the initial public offering, the Company’s preference shares comprised the following:

Series	Issuance Date	Shares Issued	Issue Price per Share	Proceeds from Issuance	Shares Outstanding		Carrying Amount
			US$	US$			RMB

A	March 27, 2007	155,000,000	0.0323	5,000	155,000,000		215,626
A-1	August 15, 2007	130,940,000	0.0382	5,000	36,894,000		40,224
B	January 12, 2009	235,310,000	0.0892	21,000	59,539,244		88,241
C	September 21, 2010	178,238,250	0.7742	138,000	258,316,305	*	15,130,903

*Among total shares outstanding, 64,579,075 shares and 15,498,980 shares were re-designated from Series A-1 and Series B preferred shares in conjunction with the issuance of the Series C Preferred Shares.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.                Convertible Preferred Shares (Continued)

Prior to the issuance of Series C Preferred Shares, the Company determined that the Series A, A-1 and B Preferred Shares should be classified as mezzanine equity since the Series A, A-1 and B Preferred Shares were contingently redeemable.  In conjunction with the issuance of the Series C Preferred Shares, as a result of the waivers to their redemption and preferential liquidation rights, the Series A, A-1 and B Preferred Shares were reclassified from mezzanine equity to permanent equity. The Series C Preference Shares were classified as mezzanine equity in the consolidated balance sheets because they were contingently redeemable.

The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion of Series C Preference Shares was RMB7,957,640 for the year ended December 31, 2014.

20.                Re-designation of Series B Preferred Shares

25,247,161 Series B Preferred Shares were transferred to new investors and re-designated into ordinary shares in December 2013. The transaction would be viewed as if the holders of the Series B Preferred Shares exercised their option to convert Series B Preferred Shares into ordinary shares, and then subsequently transferred the newly converted ordinary shares to the new investors. Accordingly, the carrying amounts of the Series B Preferred Shares were reduced, offset by increases in the ordinary shares and additional paid-in capital which equaled to RMB34,108, with total translation adjustment gains amounted to RMB4,065.

21.                Warrants

In conjunction with the issuance of the Series C Preferred Shares on September 21, 2010, the Group granted warrants (“Warrants-C”) to two of the Series C Preferred Shares investors to acquire 78,786,475 and 5,166,325 shares of ordinary shares, respectively. The Warrants-C have an exercise price of US$0.7742 per ordinary share. The relative fair value of the Warrants-C at issuance was RMB15,327, which was allocated from the cash proceeds of the Series C Preferred Shares on a relative fair value basis to the Series C Preferred Shares and Warrants-C.

Warrants-C were classified in permanent equity in the Consolidated Balance Sheets because they were exercisable to purchase ordinary shares, and the Group had sufficient authorized and unissued ordinary shares to settle the warrant contract.

In February 2012, upon the exercise of the Warrants-C, the Company issued 83,952,800 ordinary shares for considerations amounted to RMB410,164.

22.                Ordinary Shares

Upon inception, 1 ordinary share was issued at a par value of US$0.00002 per share. In March 2014, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly owned subsidiary of Tencent, in connection with Tencent Transaction (Note 7). Additionally, upon the initial public offering in May 2014, the Company issued 166,120,400 Class A ordinary shares. Concurrently, the Company issued 139,493,960 Class A ordinary shares in a private placement to Huang River Investment Limited.

The ordinary shares reserved for conversion of Preferred Shares and exercise of the RSUs and share options were as follows:

	As of December 31,
	2013	2014

Reserved for conversion of the Preferred Shares (Note 19)	509,749,549	—
Reserved for future exercise of the RSUs and share options (Note 23)	54,093,176	59,786,401
	563,842,725	59,786,401

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.                Share-based Compensation

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation expenses recognized were RMB225,039, RMB261,173 and RMB4,249,548, respectively.

The ordinary shares issued for the Company’s equity incentive plans are held by Fortune Rising, a consolidated variable interest entity of the Company, and accounted for as treasury stocks of the Company prior to their vest. As of December 31, 2014, the Group had reserved 240,095,221 ordinary shares available to be granted as share-based awards.

Share incentive plan

The Company granted share-based awards to eligible employees and non-employees pursuant to the 2008, 2009, 2010, 2011 stock incentive plans and 2011 special stock incentive plan (collectively, the “Plans”), which govern the terms of the awards. On December 20, 2013, the Company adopted a 2013 Share Incentive Plan (“2013 Plan”), which was approved by the Board of Directors of the Company, to replace the Plans. The awards granted and outstanding under the Plans will survive and remain effective and binding under the 2013 Plan, subject to certain amendments to the original award agreements. The adoption of 2013 Plan did not result in any significant incremental share-based compensation expenses. The 2013 Plan was replaced by a share incentive plan entitled “Share Incentive Plan” containing substantially the same terms as the 2013 Plan on November 13, 2014.

Share option exchange program

On December 20, 2013, the Company launched a one-time stock option exchange program (the “Program”) pursuant to which eligible employees were able to exchange certain unvested RSUs for share options with the exercise price of US$3.96. Our named executive officers and members of our Board of Directors were not eligible to participate in the Program. The Program expired on December 27, 2013. As a result of the Program, 7,954,526 unvested RSUs were accepted for exchange and were cancelled effective as of the expiration of the Program, and in exchange for those RSUs, the Company issued options to purchase 23,863,578 ordinary shares to the employees who participated in the Program. The new awards are subject to the original vesting schedule with the corresponding exchanged RSUs. The Company accounted for the Program as a probable to probable modification and expected to take a modification charge for the incremental compensation costs of RMB89,030 as a result of the exchange over the remaining vesting periods of 1 to 6 years.

1)             Employee awards

The non-vested ordinary shares, RSUs and share options are scheduled to be vested over three to six years:

(1). One-third, one-fourth, one-fifth or one-sixth of the awards, depending on different vesting schedules of the 2013 Plans, shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants;

(2). The remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.                Share-based Compensation (Continued)

1)             Employee awards (Continued)

Non-vested ordinary shares

A summary of the non-vested ordinary shares activities for the years ended December 31, 2012, 2013 and 2014 is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
		US$

Unvested at January 1, 2012	8,688,844	0.19
Granted	—
Vested	(5,642,161)	0.16
Forfeited	(217,603)	0.17
Unvested at December 31, 2012	2,829,080	0.24

Unvested at January 1, 2013	2,829,080	0.24
Granted	—
Vested	(2,320,633)	0.24
Forfeited	(508,447)	0.24
Unvested at December 31, 2013	—	—

No non-vested ordinary shares activities for the year ended December 31, 2014.

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation expenses recognized by the Group for the non-vested ordinary shares granted were RMB3,156, RMB1,142 and Nil, respectively.

As of December 31, 2014, all share-based compensation expenses related to the non-vested ordinary shares granted have been recognized.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation (Continued)

1)             Employee awards (Continued)

RSUs

a) Service-based RSUs

A summary of the service-based RSUs activities for the years ended December 31, 2012, 2013 and 2014 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value

Unvested at January 1, 2012	4,905,776	3.42
Granted	33,701,641	3.67
Vested	(4,689,658)	3.59
Forfeited	(3,099,422)	3.63
Unvested at December 31, 2012	30,818,337	3.65

Unvested at January 1, 2013	30,818,337	3.65
Granted	15,075,413	3.95
RSUs exchanged in connection with the share option exchange program	(7,954,526)	3.83
Vested	(6,365,824)	3.62
Forfeited	(4,422,552)	3.66
Unvested at December 31, 2013	27,150,848	3.77

Unvested at January 1, 2014	27,150,848	3.77
Granted	14,588,400	8.43
Vested	(6,385,905)	3.71
Forfeited	(3,649,817)	5.07
Unvested at December 31, 2014	31,703,526	5.77

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation expenses recognized by the Company for the service-based RSUs granted were RMB215,713, RMB254,124 and RMB 386,632 , respectively.

As of December 31, 2014, there were RMB794,926 of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 5.0 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation (Continued)

1)             Employee awards (Continued)

b) Performance-based RSUs

The Company granted Nil, Nil and 1,515,151 performance-based RSUs to its employees for the years ended December 31, 2012, 2013, and 2014, respectively.

A summary of the performance-based RSUs activities for the year ended December 31, 2014 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014	—	—
Granted	1,515,151	6.33
Vested	—	—
Forfeited	(48,493)	6.33
Unvested at December 31, 2014	1,466,658	6.33

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation expenses recognized by the Company for the performance-based RSUs granted were Nil, Nil and RMB 14,124, respectively.

As of December 31, 2014, there were RMB17,912 of unrecognized share-based compensation expenses related to the performance-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 4.3 years.

Share Options

The Company granted Nil, 3,048,750 and 2,745,000 service-based share options to its employees for the years ended December 31, 2012, 2013 and 2014, respectively. In December, 2013, the Company launched a one-time stock option exchange program under which 7,954,526 RSUs were exchanged for 23,863,578 share options, with the exercise price of US$3.96.

The summary of the service-based share options activities for the years ended December 31, 2013 and 2014 is presented below:

Share options	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2013	—
Granted	3,048,750	3.96
Share options exchanged in connection with the share option exchange program	23,863,578	3.96
Exercised	—
Forfeited or cancelled	—
Expired	—
Outstanding as of December 31, 2013	26,912,328	3.96	9.4	—
Granted	2,745,000	8.20
Exercised	(849,844)	3.96
Forfeited or cancelled	(2,606,232)	4.31
Expired	—
Outstanding as of December 31, 2014	26,201,252	4.37	8.5	189,729
Vested and expected to vest as of December 31, 2014	23,581,127	4.37	8.5	170,756
Exercisable as of December 31, 2014	5,199,818	3.96	8.5	39,571

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation (Continued)

1)             Employee awards (Continued)

No options were granted for the year ended December 31, 2012. The weighted average grant date fair value of options granted for the years ended December 31, 2013 and 2014 was US$1.94 and US$4.48 per share, respectively.

No options were exercised for the year ended December 31, 2013. The total intrinsic value of options exercised during the year ended December 31, 2014 was US$6,648. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options. Cash receivable from the exercises of share options of the Company during the year ended December 31, 2014 was US$3,365.

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation expenses recognized by the Group for the share options granted were Nil, RMB4,007 and RMB115,469, respectively. As of December 31, 2014, there were RMB184,446 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 4.8 years.

The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

	2013	2014
Expected volatility	47%~50%	52%~53%
Risk-free interest rate (per annum)	1.83%~2.91%	2.42%~3.5%
Exercise multiples	2.8	2.8
Expected dividend yield	—	—
Expected term (in years)	7.4~10.0	10.0
Fair value of the underlying shares on the date of option grants (US$)	3.96	6.33~12.51

The Group estimated the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation (Continued)

2)  Non-employee awards

RSUs

A summary of activities for the non-employee RSUs for the years ended December 31, 2012, 2013 and 2014 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2012	—
Granted	263,770	3.67
Vested	(263,770)	3.67
Unvested at December 31, 2012	—

Unvested at January 1, 2013	—
Granted	107,992	3.96
Vested	(77,992)	3.96
Unvested at December 31, 2013	30,000	3.96

Unvested at January 1, 2014	30,000	3.96
Granted	389,965	7.89
Vested	(5,000)	3.96
Unvested at December 31, 2014	414,965	7.65

For the years ended December 31, 2012, 2013 and 2014, total share-based compensation expenses recognized for the non-employee RSUs granted were RMB6,170 , RMB1,900 and RMB15,917, respectively.

As of December 31, 2014, there were RMB14,090 of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.8 years.

3)             Founder awards

On March 11, 2014, the Company approved a grant of 93,780,970 RSUs to the Founder. The share awards were immediately vested and the Company recorded a share-based compensation charge of RMB3,685,041 for the year ended December 31, 2014. The grant date fair value of the awards was US$ 6.3.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

24.  Net loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Numerator:
Net loss	(1,729,473)	(49,899)	(4,996,358)
Series C Preferred Shares redemption value accretion	(1,587,454)	(2,435,366)	(7,957,640)
Net loss attributable to the holders of permanent equity securities	(3,316,927)	(2,485,265)	(12,953,998)
Numerator for basic net loss per share of permanent equity securities	(3,316,927)	(2,485,265)	(12,953,998)
Numerator for diluted net loss per share of permanent equity securities	(3,316,927)	(2,485,265)	(12,953,998)
Denominator:
Weighted average number of permanent equity securities — basic	1,523,639,783	1,694,495,048	2,419,668,247
Weighted average number of permanent equity securities — diluted	1,523,639,783	1,694,495,048	2,419,668,247
Basic net loss per share attributable to the holders of permanent equity securities	(2.18)	(1.47)	(5.35)
Diluted net loss per share attributable to the holders of permanent equity securities	(2.18)	(1.47)	(5.35)

Generally, basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

As a result of the modification of the Series A, A-1 and B Preferred Shares on September 21, 2010, the Series A, A-1 and B Preferred Shares were classified as separate classes of permanent equity securities with no senior or prior rights to ordinary shares, except for the dividend rights. Accordingly for the years ended December 31, 2012, 2013 and 2014, the “two-class” method is required to be used for the calculation of net loss per share. Since the Company did not declare any dividends for the years ended December 31, 2012, 2013 and 2014, the net loss per share attributable to each class would be the same under the “two-class” method for the years ended December 31, 2012, 2013 and 2014. As such, the three classes of shares have been presented on a combined basis in the Consolidated Statements of Operations and Comprehensive Loss and in the above computation of net loss per share.

Diluted net loss per share is computed using the weighted average number of ordinary shares, Series A, A-1 and B Preferred Shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive securities that were not included in the calculation of diluted net loss per share in the periods presented where their inclusion would be anti-dilutive include non-vested ordinary shares, RSUs and options to purchase ordinary shares of 27,484,412, 33,084,709 and 63,453,677 and Warrants-C of 8,303,024, Nil and Nil for the years ended December 31, 2012, 2013 and 2014 on a weighted average basis, respectively. For the years ended December 31, 2012, 2013 and 2014, the assumed conversion of the Series C Preferred Shares was anti-dilutive and excluded from the calculation of diluted net loss per share.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

25.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2014:

Name of related parties	Relationship with the Group

Tencent and its subsidiaries (“Tencent Group”)	Tencent is a shareholder of the Group
Shanghai Icson and its subsidiaries (“Shanghai Icson Group”)	An investee of the Group
Hangzhou Gubei Electronic Technology Co., Ltd. (“Hangzhou Gubei”)	An investee of the Group
PICOOC Technology Ltd. (“PICOOC”)	An investee of the Group
Jiangsu Suqian Network Co., Ltd.	Controlled by an individual related to the Founder
Beijing Haoyaoshi Medicine Co., Ltd.(“Haoyaoshi”)	An investee of the Group, and the Group disposed the equity investment in August 2013

(a)         The Group entered into the following transactions with related parties:

	For the year ended December 31,
Transactions	2012	2013	2014
	RMB	RMB	RMB
Revenues:
Service and sales of goods to Shanghai Icson Group	—	—	164,811
Commission service revenue from cooperation on advertising business with Tencent Group	—	—	95,287
Online marketplace service provided to Haoyaoshi*	8,391	8,297	—
Online marketplace services provided to Tencent Group	—	—	272
Cost and expenses:
Service and purchases from Shanghai Icson Group	—	—	103,976
Purchase of advertising resources from Tencent Group	—	—	88,076
Purchase of goods from PICOOC	—	—	12,383
Purchase of goods from Hangzhou Gubei	—	—	2,178
Others:
Loan repayment from Jiangsu Suqian Network Co., Ltd.	1,500	—	—

(b)  The Group had the following balances with related parties:

	As of December 31,
	2013	2014
	RMB	RMB

Due from Shanghai Icson Group	—	237,365
Due from Tencent Group	—	174,949
Total	—	412,314

Due to Tencent Group	—	(321,066)
Due to PICOOC for purchase of goods	—	(3,254)
Due to Hangzhou Gubei for purchase of goods	—	(799)
Total	—	(325,119)

* Haoyaoshi is a merchant of the Company’s online marketplace. The Company provided related services to Haoyaoshi, and collected the payments from customers on behalf of Haoyaoshi.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

26.  Employee benefit

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB528,524, RMB618,052 and RMB903,494 for the years ended December 31, 2012, 2013 and 2014, respectively.

27.  Lines of credit

As of December 31, 2014, the Group had agreements with fourteen PRC commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB9.9 billion. The Company was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2014.

As of December 31, 2014, under the lines of credit, the Company had no outstanding borrowings and RMB3,102,590 reserved for the issuances of bank acceptance, and RMB473,003 reserved for supply chain financing guarantees.

28.  Commitments and contingencies

Operating lease commitments

The Group leases office, fulfillment centers and bandwidth under non-cancelable operating lease agreements. The rental and bandwidth leasing expenses were RMB419,235, RMB621,629 and RMB1,084,264 for the years ended December 31, 2012, 2013 and 2014, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.

Future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

	Office and fulfillment centers rental	Bandwidth leasing	Total
	RMB	RMB	RMB

2015	655,815	210,815	866,630
2016	320,434	77,640	398,074
2017	191,118	71,472	262,590
2018	135,168	71,472	206,640
2019	109,672	71,472	181,144
2020 and thereafter	176,299	44,063	220,362
	1,588,506	546,934	2,135,440

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB669,298 as of December 31, 2014. All of these capital commitments will be fulfilled in the following years according to the construction progress.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

28.  Commitments and contingencies (Continued)

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day operations of the Group.

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities as of December 31, 2012, 2013 and 2014.

29.  Restricted net assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise’s PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, totaling approximately RMB14,967,957 as of December 31, 2014; therefore in accordance with Rules 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 are disclosed in Note 31.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

30.  Subsequent events

Transaction with Bitauto Holdings Limited

On January 9, 2015, the Company, Bitauto Holdings Limited (“Bitauto”) and Tencent entered into a series of share subscription and business cooperation agreements to jointly provide enhanced online automotive transaction services across China, pursuant to which the Company will hold 15,689,443 newly issued ordinary shares of Bitauto (“subscription shares”) upon completion of this transaction, representing 25% of the ordinary shares of Bitauto on a fully diluted basis. In exchange of the subscription shares, the Company will invest a combination of cash of US$400,000 and certain resources, including exclusive access to the new and used car channels on the Company’s e-commerce websites and mobile apps as well as additional support from the Company including traffic and advertising for a period of 5 years. The above transaction was completed on February 16, 2015. On the same date, the Company also invested US$100,000 to subscribe newly issued series A preferred shares of Yixin Capital Limited (“Yixin Capital”), which is a subsidiary of Bitauto, representing a 17.7% equity interest on a fully diluted basis.

31.  Parent company only condensed financial information

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIEs’ subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014

Condensed Balance Sheet

	As of December 31,
	2013	2014
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	12,475	8,128,802	1,310,125
Short-term investments	—	6,119,000	986,204
Prepayments and other current assets	—	66,209	10,671
Amount due from related parties	—	170,592	27,494
Total current assets	12,475	14,484,603	2,334,494

Non-current assets:
Investments in subsidiaries and VIEs	9,237,302	16,563,755	2,669,593
Intangible assets, net	1,845	6,456,198	1,040,550
Total non-current assets	9,239,147	23,019,953	3,710,143
Total assets	9,251,622	37,504,556	6,044,637

LIABILITIES
Current liabilities:
Accrued expenses and other liabilities	11,794	6,489	1,045
Total liabilities	11,794	6,489	1,045

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

31.  Parent company only condensed financial information (Continued)

Condensed Balance Sheet (Continued)

	As of December 31,
	2013	2014
	RMB	RMB	US$
			Note2(e)
MEZZANINE EQUITY
Series C convertible redeemable preferred share (US$0.00002 par value; 258,316,305 shares authorized, issued and outstanding as of December 31, 2013; Redemption value of RMB7,918,251 and Liquidation value of RMB1,219,380 as of December 31, 2013; None issued and outstanding as of December 31, 2014)	7,173,263	—	—

SHAREHOLDERS’ EQUITY:
Series A and A-1 convertible preferred shares (US$0.00002 par value; 221,360,925 shares authorized, 191,894,000 shares issued and outstanding as of December 31, 2013; None issued and outstanding as of December 31, 2014)	255,850	—	—
Series B convertible preferred shares (US$0.00002 par value; 84,786,405 shares authorized, 59,539,244 shares issued and outstanding as of December 31, 2013; None issued and outstanding as of December 31, 2014)	88,241	—	—
Ordinary shares (US$0.00002 par value, 2,435,536,365 shares authorized, 1,502,933,134 shares issued and 1,463,654,092 shares outstanding as of December 31, 2013; and 100,000,000,000 shares authorized, 2,237,460,751 Class A ordinary shares issued and 2,208,310,595 outstanding, 556,295,899 Class B ordinary shares issued and 523,407,762 Class B ordinary shares outstanding as of December 31, 2014)	199	358	58
Additional paid-in capital	6,251,869	47,131,172	7,596,166
Statutory reserves	2,648	15,009	2,419
Treasury stock	—	(4)	(1)
Accumulated deficit	(4,263,624)	(9,272,343)	(1,494,430)
Accumulated other comprehensive loss	(268,618)	(376,125)	(60,620)

Total shareholders’ equity	2,066,565	37,498,067	6,043,592
Total liabilities, mezzanine equity and shareholders’ equity	9,251,622	37,504,556	6,044,637

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

31.  Parent company only condensed financial information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Operating expenses
Marketing	—	—	(915,455)	(147,545)
General and administrative	(18,581)	(4,065)	(3,834,699)	(618,041)
Loss from operations	(18,581)	(4,065)	(4,750,154)	(765,586)
Equity in loss of subsidiaries and VIEs	(1,750,074)	(164,843)	(449,816)	(72,497)
Interest income, net	37,190	3,987	183,294	29,542
Others, net	1,992	115,022	20,318	3,275
Net loss	(1,729,473)	(49,899)	(4,996,358)	(805,266)
Preferred shares redemption value accretion	(1,587,454)	(2,435,366)	(7,957,640)	(1,282,539)
Net loss attributable to holders of permanent equity securities	(3,316,927)	(2,485,265)	(12,953,998)	(2,087,805)

Net loss	(1,729,473)	(49,899)	(4,996,358)	(805,266)
Other comprehensive loss:
Foreign currency translation adjustments	(7,546)	(137,921)	(121,612)	(19,600)
Net change in unrealized gains on available-for-sale securities:
Unrealized gains, nil of tax	—	96,501	71,286	11,489
Reclassification adjustment for gains included in interest income, nil of tax	—	(73,277)	(57,181)	(9,216)
Net unrealized gains on available-for-sale securities	—	23,224	14,105	2,273
Total other comprehensive loss	(7,546)	(114,697)	(107,507)	(17,327)
Comprehensive loss	(1,737,019)	(164,596)	(5,103,865)	(822,593)

Condensed Statements of Cash Flow

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Net cash provided by/ (used in)operating activities	35,559	(1,209)	101,150	16,302
Net cash used in investing activities	(3,574,993)	(5,399,613)	(9,069,394)	(1,461,721)
Net cash provided by financing activities	1,981,595	2,720,076	17,447,655	2,812,052
Effect of exchange rate changes on cash and cash equivalents	(6,445)	(51,988)	(363,084)	(58,519)
Net (decrease)/increase in cash and cash equivalents	(1,564,284)	(2,732,734)	8,116,327	1,308,114
Cash and cash equivalents at beginning of year	4,309,493	2,745,209	12,475	2,011
Cash and cash equivalents at end of year	2,745,209	12,475	8,128,802	1,310,125

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ loss as “Equity in loss of subsidiaries and VIEs” on the Condensed Statements of Operations and Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.