Form 20-F
period 2015-12-31
JD.com, Inc.
filed 2016-04-18
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China

(Address of principal executive offices)

Sidney Xuande Huang, Chief Financial Officer

Telephone: +86 10 8911-8888

Email: ir@jd.com

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

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

2,313,578,195 Class A ordinary shares and 480,178,455 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•                  “annual active customer accounts from core business” are to annual active customer accounts excluding Paipai.com unique customers, while “annual active customer accounts” are to customer accounts that made at least one purchase during the twelve months ended on the respective dates, including both online direct sales and online marketplace, which include Paipai.com, or Paipai, since the third quarter of 2014 after our acquisition of it from Tencent Holdings Limited on March 10, 2014;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “core GMV” are to GMV excluding that from Paipai.com, while “GMV” are to the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by us or by our third-party merchants. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes (i) any transactions in our B2C business with order value exceeding RMB2,000 (US$309) that are not ultimately sold or delivered, (ii) products or services on our C2C marketplace, Paipai.com, with list prices above RMB100,000 (US$15,437), and (iii) transactions conducted by buyers on Paipai.com who make purchases exceeding RMB1,000,000 (US$154,373) in the aggregate in a single day;

•                  “orders fulfilled for core business” are to orders fulfilled excluding orders from Paipai.com, while “orders fulfilled” are to the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplaces, net of orders returned;

•                  “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00002 per share; and

•                  “we,” “us,” “our company” and “our” are to JD.com, Inc., its subsidiaries and its consolidated variable interest entities.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

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

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.                   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                   Key Information

A.            Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015, selected consolidated balance sheets data as of December 31, 2014 and 2015 and selected consolidated cash flow data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2012, selected consolidated balance sheets data as of December 31, 2011, 2012 and 2013 and selected consolidated cash flow data for the years ended December 31, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net revenues:
Online direct sales	20,888	40,335	67,018	108,549	167,721	25,892
Services and others	241	1,046	2,322	6,453	13,566	2,094
Total net revenues	21,129	41,381	69,340	115,002	181,287	27,986
Operating expenses(1):
Cost of revenues	(19,977)	(37,898)	(62,496)	(101,631)	(157,008)	(24,238)
Fulfillment	(1,515)	(3,061)	(4,109)	(8,067)	(13,921)	(2,149)
Marketing	(479)	(1,097)	(1,590)	(4,010)	(7,736)	(1,194)
Technology and content	(240)	(636)	(964)	(1,836)	(3,454)	(533)
General and administrative	(322)	(640)	(760)	(5,260)	(2,877)	(444)
Impairment of goodwill and intangible assets	—	—	—	—	(2,750)	(425)
Total operating expenses	(22,533)	(43,332)	(69,919)	(120,804)	(187,746)	(28,983)
Loss from operations	(1,404)	(1,951)	(579)	(5,802)	(6,459)	(997)
Other income/(expense):
Share of results of equity investees	—	—	—	—	(3,134)	(484)
Interest income	56	176	344	638	415	64
Interest expense	—	(8)	(8)	(29)	(83)	(13)
Others, net	64	60	193	216	(141)	(21)
Loss before tax	(1,284)	(1,723)	(50)	(4,977)	(9,402)	(1,451)
Income tax benefits/(expenses)	—	(6)	0	(19)	14	2
Net loss	(1,284)	(1,729)	(50)	(4,996)	(9,388)	(1,449)
Preferred shares redemption value accretion	(1,660)	(1,588)	(2,435)	(7,958)	—	—
Net loss attributable to non-controlling interests	—	—	—	—	(10)	(1)
Net loss attributable to ordinary shareholders	(2,944)	(3,317)	(2,485)	(12,954)	(9,378)	(1,448)
Net loss per share
Basic	(2.23)	(2.18)	(1.47)	(5.35)	(3.43)	(0.53)
Diluted	(2.23)	(2.18)	(1.47)	(5.35)	(3.43)	(0.53)
Net loss per ADS(2)
Basic	(4.45)	(4.35)	(2.93)	(10.71)	(6.86)	(1.06)
Diluted	(4.45)	(4.35)	(2.93)	(10.71)	(6.86)	(1.06)
Weighted average number of shares:(3)
Basic	1,322,840,034	1,523,639,783	1,694,495,048	2,419,668,247	2,735,034,034	2,735,034,034
Diluted	1,322,840,034	1,523,639,783	1,694,495,048	2,419,668,247	2,735,034,034	2,735,034,034

(1)         Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(38)	(78)	(81)	(129)	(185)	(28)
Marketing	(6)	(9)	(9)	(24)	(50)	(8)
Technology and content	(1)	(25)	(33)	(79)	(234)	(36)
General and administrative	(26)	(113)	(138)	(4,018)	(725)	(112)

(2)         Each ADS represents two Class A ordinary shares.

(3)         On April 18, 2012, we effected a 5-for-1 share split whereby each of our then issued and outstanding ordinary shares of a par value of US$0.0001 each was converted into five ordinary shares of a par value of US$0.00002 each, each of our then issued and outstanding series A preferred shares of a par value of US$0.0001 each was converted into five series A preferred shares of a par value of US$0.00002 each, each of our then issued and outstanding series B preferred shares of a par value of US$0.0001 each was converted into five series B preferred shares of a par value of US$0.00002 each, each of our then issued and outstanding series C preferred shares of a par value of US$0.0001 each was converted into five series C preferred shares of a par value of US$0.00002 each. The share split has been retroactively reflected for all periods presented herein.

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	6,289	7,177	10,812	16,915	17,864	2,758
Restricted cash	290	1,920	1,887	3,038	2,115	326
Short-term investments	—	1,080	1,903	12,162	2,780	429
Inventories, net	2,764	4,754	6,386	12,191	20,540	3,171
Total assets	10,579	17,886	26,010	66,493	85,166	13,147
Accounts payable	3,636	8,097	11,019	16,364	29,819	4,603
Total liabilities	4,645	11,483	16,770	28,995	54,487	8,411
Total mezzanine equity	3,150	4,738	7,173	—	—	—
Total JD.com, Inc. shareholders’ equity	2,784	1,665	2,067	37,498	30,541	4,715
Number of outstanding ordinary shares	1,439,470,960	1,597,137,250	1,715,087,336	2,731,718,357	2,741,990,486	2,741,990,486

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	(86)	1,404	3,570	1,015	(1,812)	(280)
Net cash used in investing activities	(624)	(3,369)	(2,671)	(13,203)	(2,283)	(352)
Net cash provided by financing activities	6,237	2,854	2,795	18,392	4,700	726
Effect of exchange rate changes on cash and cash equivalents	(108)	(1)	(59)	(101)	344	53
Net increase in cash and cash equivalents	5,419	888	3,635	6,103	949	147
Cash and cash equivalents at beginning of year	870	6,289	7,177	10,812	16,915	2,611
Cash and cash equivalents at end of year	6,289	7,177	10,812	16,915	17,864	2,758

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 8, 2016, the noon buying rate was RMB6.4628 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 8, 2016)	6.4628	6.4720	6.4780	6.4599

Source: Federal Reserve Statistical Release

(1)         Annual averages are calculated using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

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

Our business has grown substantially in recent years, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our fulfillment infrastructure and technology platform, increase our product offerings and hire more employees. For example, we plan to continue to build larger, custom-designed warehouses. We have already finished construction of the initial phase in Shanghai, the first phase in Guangzhou, and other warehouses in Wuhan, Guiyang and Shenyang. In addition, we are constructing the remaining phases of warehouses in Shanghai and Guangzhou, and additional custom-designed warehouses are also under construction in Beijing, Chongqing and Kunshan. We also plan to continue to establish new delivery stations in additional locations across China, including smaller, less developed areas. In 2015, we recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform, and we will continue to invest significant resources in training, managing and motivating our workforce. In addition, as we continued to increase our product offerings, we will need to work with a large number of new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. We have further developed our business initiatives in finance and online-to-offline (O2O) solutions, among others. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We have incurred significant net losses and we may continue to experience significant losses in the future.

We have incurred significant net losses since our inception. We had net losses of RMB50 million, RMB4,996 million and RMB9,388 million (US$1,449 million) in 2013, 2014 and 2015, respectively. We had accumulated deficits of RMB4,264 million, RMB9,272 million and RMB18,691 million (US$2,885 million) as of December 31, 2013, 2014 and 2015, respectively.

We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online marketplace and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure and technology platform to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses for some time in the future.

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

We operate three 24-7 customer service centers in Suqian and Yangzhou, Jiangsu Province, and Chengdu, Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2015, we had 2,984, 859, and 2,021 full-time customer service representatives at these three centers respectively. We plan to continue to increase headcount at our customer service centers, and there is no assurance that we will be able to provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. We operated fulfillment centers in 7 cities, front distribution centers in 19 cities and standalone warehouses for bulky items in another 24 cities, as well as 5,367 delivery stations and pickup stations in 2,356 counties and districts across China, and we employed 74,883 warehouse and delivery personnel as of December 31, 2015. We are constructing larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. We also plan to continue to establish more delivery stations in additional locations, including those smaller and less developed counties and districts, to further enhance our ability to deliver products to customers directly ourselves. Furthermore, we hired additional employees in 2015 in connection with the strengthening of our fulfillment capabilities. As we continue to add fulfillment and warehouse capability and expand our reach to those smaller, less-developed areas, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.

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

Historically, online direct sales of electronics products, including home appliances, have accounted for a majority of our total net revenues. We expect that sales of these products will continue to represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, and we have continually added new products within each product category. We expect to continue to expand our product offerings to diversify our revenue sources in the future. However, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on sales of electronics products. Electronics products and home appliances sold in our online direct sales accounted for 81.9%, 79.0% and 74.1% of our total net revenues in 2013, 2014 and 2015, respectively. Electronic products and home appliances sold in our online direct sales and our online marketplace together accounted for 63.6%, 57.2% and 51.3% of our total core GMV in 2013, 2014 and 2015, respectively. We face intense competition from online sellers of electronics products and from established companies with physical stores that are moving into online retail, such as Suning Appliance Company Limited, which operates suning.com. Any event that results in a reduction in our sales of electronics products could materially and adversely affect our ability to maintain or increase our current level of revenue and maintain or improve our business prospects.

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

Our net inventories have increased significantly in recent periods, from RMB6,386 million as of December 31, 2013 to RMB12,191 million as of December 31, 2014 and further to RMB20,540 million (US$3,171 million) as of December 31, 2015. Our annual inventory turnover days were 34.2 days in 2013, 34.8 days in 2014 and 36.9 days in 2015. Annual inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues and then multiplied by the number of days during the year. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We have experienced rapid growth since we commenced our online retail business in 2004. Our total net revenues increased from RMB21,129 million in 2011 to RMB181,287 million (US$27,986 million) in 2015, for a four-year CAGR of 71.1%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, including decreasing consumer spending, increasing competition, slowing growth of the China retail or China online retail industry, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB1,590 million, RMB4,010 million and RMB7,736 million (US$1,194 million) of marketing expenses in 2013, 2014 and 2015, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers for our online direct sales. We had approximately 9,600 suppliers as of December 31, 2015. Our suppliers include manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for our online direct sales business excluding the impact from supply chain financing were 42.2 days in 2013, 40.9 days in 2014 and 44.6 days in 2015. Annual accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues and then multiplied by the number of days during the year. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Any interruption in the operation of our fulfillment centers, front distribution centers, standalone warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the smooth operation of our fulfillment centers, front distribution centers, standalone warehouses, and our delivery and pickup stations. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment centers were rendered incapable of operations, then we may be unable to fulfill any orders in any of the provinces that rely on that center. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested and will continue to invest significant sums in expanding our fulfillment infrastructure and upgrading our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB3.2 billion (US$0.5 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2015.  We also paid significant amounts for upgrading our technology platform during the same periods. We expect to continue to invest heavily in our fulfillment and technology capabilities for a number of years. We also intend to continue to add personnel and other resources to our fulfillment infrastructure and technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

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

As of December 31, 2015, there were approximately 99,000 third-party sellers on our online marketplace. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. Many of our third-party sellers use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our website. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our website, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party seller, the reputation of our online marketplace and our JD brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. In December 2015, we terminated the Paipai C2C platform and as of the date of this report, we completely closed down the website of Paipai.com. The shut-down of the Paipai C2C platform is in line with our policy to combat the marketing and sale of counterfeit products. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

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

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

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

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as the following:

•                  In March 2014, we acquired certain e-commerce businesses and assets from Tencent and entered into a strategic cooperation agreement with Tencent, and concurrently we issued 15% of our then total issued and outstanding shares on a fully diluted basis under the treasury method to a subsidiary of Tencent.

•                  In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million, as consideration for newly issued ordinary shares from Bitauto Holdings Limited, or Bitauto, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry, and also invested US$100 million in newly issued series A preferred shares of Yixin Capital Limited, a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business.

•                  In May 2015, we invested a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for newly issued Class A ordinary shares of Tuniu Corporation, or Tuniu, a Nasdaq-listed and leading online leisure travel company in China.

•                  In August 2015, we entered into definitive agreements with Yonghui Superstores Co., Ltd, or Yonghui, a leading hypermarket and supermarket operator in China, pursuant to which we will subscribe for newly issued ordinary shares of Yonghui with a total consideration of RMB4.31 billion (US$665 million), and the transaction is expected to close in the first half of 2016.

•                  In April 2016, we entered into a definitive agreement with Dada Nexus Limited, or Dada, China’s largest crowdsourcing delivery company, pursuant to which agreement we will merge our O2O business, JD Daojia, with Dada to form a new company, and contribute certain resources and US$200 million in cash. The transaction is expected to close in the second quarter of 2016, and upon the completion of the transaction we will own approximately 47% equity interest of the new company on a fully diluted basis.

If we are presented with appropriate opportunities, we may continue to do so in the future. Investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business.  The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. We periodically review goodwill and investments for impairment. In November 2015, we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired and an impairment charge of RMB2.6 billion (US$0.4 billion) was recorded in the fourth quarter of 2015. In addition, the remaining balance of the intangible assets arising from the acquisition, which amounted to RMB0.2 billion (US$0.02 billion) as of December 31, 2015, was also impaired.  Moreover, we share the results of the investments which we account for as equity investees, although we have no control on the factors and risks that affect their business, results of operations and financial condition. In 2015, our share of results of equity investees was RMB3.1 billion (US$0.5 billion), primarily attributable to impairment of investment in Bitauto and losses picked up from our equity method investments.  In the fourth quarter of 2015, based on an assessment of other-than-temporary impairment by considering the degree and severity of the continued decline in Bitauto’s share price, we recorded a RMB2.9 billion (US$0.4 billion) charge to write down the investment in Bitauto to its fair value of RMB2.9 billion (US$0.4 billion) based on Bitauto’s quoted closing stock price of US$28.28 per ADS as of December 31, 2015. Such impairment charges had an adverse impact on our profitability in the fourth quarter of 2015.  If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results.

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

Furthermore, the retail industry is very sensitive to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors outside of our control, including inflation and deflation, currency exchange rate fluctuation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2015. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2015. However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Qiangdong Liu, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2015, we employed a total of 74,883 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from approximately 9,600 suppliers as of December 31, 2015. Third-party sellers on our online marketplace are separately responsible for sourcing the products they sell on our website. As of December 31, 2015, we had approximately 99,000 third-party sellers on our online marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our website and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border e-commerce business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.

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

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our website and use of our mobile applications. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may choose to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our website’s or mobile applications’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network (CSDN) in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny. As online retail continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

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

We accept payments using a variety of methods, including payment on delivery, bank transfers, online payments through various third-party online payment platforms such as 99Bill, Weixin Pay and UnionPay. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. Although we deliver a majority of the orders directly to customers ourselves, we use contracted third-party couriers to service areas that are not directly covered by our delivery network. Given that customers place their orders online but often choose the cash-on-delivery option, the delivery personnel of our contracted third-party couriers collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Product Quality and Consumer Protection.” These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

We have limited experience in operating a finance business. Increased exposure to credit risks or significant deterioration in the asset quality of our finance business may have a material adverse effect on our business, results of operations and financial condition.

We started to participate in the finance sector in China in recent years. Our finance business, which we refer to as JD Finance, has developed various financial products and services, including supply chain financing and microcredit, which are additional value-added services we provide to our suppliers and third-party sellers on our online marketplace, and consumer financing. Expansion in this new business area involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer.

Our account receivables and loan receivables increased over 2014 and 2015 due to the credit we extended for certain of our financial products, which in turn increased our exposure to bad debts. The risk of nonpayment of loans is inherent in the finance business and we are subject to credit risk resulting from defaults in payment for loans by the suppliers, third-party sellers on our marketplace and customers.  Credit risks are exacerbated in microcredit and consumer financing because there is relatively limited information available about the credit histories of the third-party sellers and customers. There can be no assurances that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our finance business. Deterioration in the overall quality of loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global finance sectors, which may adversely affect the businesses, operations or liquidity of our suppliers, third-party sellers and customers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our finance business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

In addition, the development of finance business is capital intensive.  To address such capital requirement, JD Finance has entered into asset-backed securitization arrangements with third party financial institutions, under which JD Finance has transferred the legal titles or economic benefits in certain financial assets in exchange for cash proceeds. JD Finance continues to provide management, administration and collection services on the transferred financial assets and is obligated to absorb a portion of the losses incurred in the outstanding portfolio of the transferred financial assets in the event of default. Additionally, in March 2016, JD Finance raised an aggregate of RMB6.65 billion (US$1.03 billion) from a group of investors. Despite such arrangement and capital injection, JD Finance may require additional cash resources due to further developments or changed business conditions. JD Finance may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Finance, and the investors may have a strategy or objective different from ours with respect to JD Finance or impose conditions that could restrict the operations of JD Finance. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

Approximately 7% of the lessors of our leased warehouses, approximately 13% of the lessors of our leased offices, and approximately 8% of the lessors of our leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Transport, the State Post Bureau and the People’s Bank of China. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier, road freight transportation and finance industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of the date of this annual report, we have one cross-provincial Courier Service Operation Permit that allows Jingbangda, one of our PRC subsidiaries providing logistics services, to operate an express delivery business in 30 provinces and 45 cities in China. As of December 31, 2015, Jingbangda and its 127 branches had obtained Courier Service Operation Permits. As of the same date, Jiangsu Jingdong and its 35 branches, Jingbangda and its 12 branches had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China and for additional Road Transportation Operation Permits for Jiangsu Jingdong’s other branches and Jingbangda’s branches from the appropriate level of government authorities and obtaining necessary licenses for all of our vehicles used for transporting goods. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

In addition, we issue one type of prepaid cards which can be used to buy most of the products sold on our website, including those sold by third-party sellers on our online marketplace. These cards may be deemed to be multiple-purpose commercial pre-paid cards and if so, a license from the relevant authority is required. An indirect subsidiary of Suqian Limao Donghong Investment Management Co., Ltd., or Suqian Limao, one of our consolidated variable interest entities, has applied to the relevant government authority for the expansion of the business types covered by its Payment Service License to cover issuance and acceptance of pre-paid cards, and the application has been publicized by the relevant government authority on its official website. However, we cannot assure you that we can obtain the approval to expand the business types of the license in a timely manner, or at all.

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

We provide payment by installments or payment on credit service to certain qualified customers for purchasing relevant products sold on our website, including those sold by us directly and those sold by third-party sellers on our online marketplace. These payment services may be deemed to be providing consumer loans. If so, a license for consumer finance company from the relevant authority is required, and we cannot assure you that we can obtain such license in a timely manner, or at all.

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

As online retail and finance are evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses and finance businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted.  Accordingly, if the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our Share Incentive Plan, which may result in increased share-based compensation expenses.

We have adopted a share incentive plan to provide additional incentives to employees, directors and consultants. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion. As of December 31, 2015, we had an aggregate of 12,999,472 restricted shares, which are treated as non-vested ordinary shares under U.S. GAAP, 56,278,439 restricted share units and options to purchase an aggregate of 53,434,622 ordinary shares that had been granted to our directors, officers, employees and consultants and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant date. In the first quarter of 2014, we granted 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, and we incurred share-based compensation expenses in connection with this grant to Mr. Liu in an amount of RMB3,685 million (US$569 million) in the quarter. In the same quarter, we granted additional 12,296,594 restricted share units and options to purchase an aggregate of 1,955,000 ordinary shares to former Tencent employees who joined us after our transactions with Tencent, and certain of our existing employees and consultants, and we incurred additional share-based compensation expenses in connection with these grants. In May 2015, our board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. In 2015, we incurred share-based compensation expenses of RMB240 million (US$37 million) in connection with this grant of option to Mr. Liu. In addition, in 2015, JD Finance adopted its own share incentive plan and granted to its employees restricted shares units of JD Finance equivalent to approximately 7.25% of its ordinary shares on a fully diluted basis. For the years ended December 31, 2013, 2014 and 2015, we recorded an aggregate of RMB261 million, RMB4,250 million and RMB1,194 million (US$184 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates. The PRC government has in recent years implemented a number of measures to control the rate of economic growth, which have contributed to a slowdown of the PRC economy. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.9% in 2015. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at one location. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 29, 2016, Mr. Liu beneficially owned 80.9% of the aggregate voting power of our company, including the 9.3% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 55,141,700 Class B ordinary shares, representing 9.3% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Original Plans, which were replaced by the 2013 Plan and further by the current Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises this 9.3% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 9.3% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under our current memorandum and articles of association, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In August 2014, a severe earthquake hit part of Yunnan province in south western China, which resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing, Shanghai, Guangzhou, Wuhan, Chengdu, Shenyang or Xi’an, or any other city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. In January 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

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

All of Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in PRC are 45% owned by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, and 55% owned by Mr. Jiaming Sun, our former employee. Mr. Liu and Mr. Sun are both PRC citizens. We entered into a series of contractual arrangements with Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China and their respective shareholders, which enable us to:

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of our variable interest entities in China and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entities, including Jingdong Century, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between the PRC subsidiaries, including Jingdong Century, the variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”  It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

We have relied and expect to continue to rely on contractual arrangements with Jingdong 360 and its shareholders to hold our ICP license as an internet information provider, contractual arrangements with Jiangsu Yuanzhou and its shareholders to conduct the sale of books and audio and video products and contractual arrangements with other variable interest entities for the relevant restricted businesses. Suqian Limao  has an indirect subsidiary that holds our online payment license and provides online payment and settlement services. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

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

Mr. Richard Qiangdong Liu and Mr. Jiaming Sun are the shareholders of each of our variable interest entities, including Jingdong 360 and Jiangsu Yuanzhou, among others. Mr. Richard Qiangdong Liu is our chairman and chief executive officer, and Mr. Jiaming Sun is our former employee. The shareholders of our variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Jingdong Century for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jingdong Century or any other relevant PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affected our financial condition and the value of your investment.”

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Jingdong Century are approximately US$1,450 million and US$790 million, respectively, which means Jingdong Century cannot obtain loans in excess of US$660 million from our entities outside of China currently. The current statutory limit on the loans to our other wholly foreign-owned subsidiaries in China, such as Star East, Jingbangda and Shanghai Shengdayuan, is RMB1,800 million (US$278 million), RMB2,000 million (US$309 million) and US$49 million, respectively.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and our consolidated variable interest entities, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated variable interest entities.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the Ministry of Commerce solicited public comments on this draft in January and February 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  If the foreign investment falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by the Ministry of Commerce or its local branches would be required.  Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

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

As of the date of this annual report, over 50% of the voting power of our issued and outstanding share capital is controlled by PRC nationals. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered in the draft. Under these options, a company with VIE structures and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure.  Moreover, it is uncertain whether the industries in which our variable interest entities operate, such as  the industry of providing value-added telecommunication services or selling audio and video products, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance, to be completed by companies with existing VIE structure like us, or we plan to apply for determination on the PRC investor during the clearance process, we face uncertainties as to whether such clearance or ratification can be timely obtained, or at all.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We had 5,367 delivery stations and pickup stations in 2,356 counties and districts across China as of December 31, 2015.  We seek to register branch offices in all the locations where we have delivery stations and pickup stations. However, as of the date of this annual report, we have not been able to register branch offices in all of these locations. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, in July 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No.37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In February 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015.  SAFE Circular No. 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the SAFE Circular No. 37, except that those PRC residents who have failed to comply with the SAFE Circular No. 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. Mr. Richard Qiangdong Liu, our founder and beneficial owner, has completed required registrations with SAFE in relation to our financing and restructuring and will make amendments when needed and required in accordance with SAFE Circular No. 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB120 million, RMB215 million and RMB392 million (US$61 million) in financial incentives from local governments relating to our business operations in 2013, 2014 and 2015, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

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

The trading price of our ADSs ranged from US$21.55 to US$38 per ADS in 2015. The trading prices of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, mid-2015 and early 2016, which may have a material and adverse effect on the trading price of our ADSs.

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

•                  sales or perceived potential sales of additional ordinary shares or ADSs; and

•                  proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 29, 2016, we had 2,767,893,260 ordinary shares outstanding, comprising of (i) 2,291,244,137 Class A ordinary shares (excluding the 25,863,390 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 476,649,123 Class B ordinary shares. Among these shares, 1,791,229,134 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Huang River Investment Limited, a company wholly owned by Tencent, continues to be subject to the lock-up obligations in connection with its investment in our company in March 2014, pursuant to which it has agreed not to sell or transfer any of the 486,245,393 Class A ordinary shares it holds during the three-year period commencing from March 10, 2014, subject to limited exceptions. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

We are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these persons in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company wholly owned by our chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of February 29, 2016, Mr. Liu beneficially owned 80.9% of the aggregate voting power of our company, including the 9.3% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. In addition, our memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For example, neither the Companies Law (2013 Revision) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2015. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. The average percentage of a corporation’s assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets, however, if the corporation is a “controlled foreign corporation,” or CFC, that is not a publicly traded corporation for the taxable year. If we are treated as a CFC for United States federal income tax purposes for any portion of our taxable year ended December 31, 2015, we would likely be classified as a PFIC for that year. Although no assurances can be made in this regard, based on our shareholder composition during the taxable year ended December 31, 2015, we believe that we were not a CFC for any portion of such taxable year.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits and obligated to absorb substantially all of the losses associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2015 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2015 and we do not expect to be classified as a PFIC in the foreseeable future. Because PFIC status is a fact-intensive determination and our expectation for our taxable year ended December 31, 2015 is based, in part, on our belief that we were not CFC for any portion of such taxable year, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Item 4.                   Information on the Company

A.            History and Development of the Company

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, launched an online retail website in January 2004. He subsequently formed a company in Beijing and another company in Shanghai and conducted his online retail business through these two companies. In April 2007, we established a wholly owned PRC subsidiary, Beijing Jingdong Century Trade Co., Ltd., or Jingdong Century, and we acquired certain intellectual property rights from the two companies Mr. Liu had established earlier, which ceased business operations and were later liquidated and dissolved.

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

We have established additional subsidiaries inside and outside of China and assisted in establishing PRC consolidated variable interest entities to conduct our business operations.

Our significant subsidiaries that conduct business operations in China include the following:

•                  Jingdong Century, established in April 2007, and certain of its subsidiaries in China, which primarily engage in retail business;

•                  Shanghai Shengdayuan Information Technology Co., Ltd., or Shanghai Shengdayuan, which was established in April 2011 and primarily operates our online marketplace business;

•                  Tianjin Star East Corporation Limited, or Star East, which was established in April 2012 and provides primarily warehousing and related services; and

•                  Beijing Jingbangda Trade Co., Ltd., or Jingbangda, which was established in August 2012 and provides primarily courier services.

The significant consolidated variable interest entities and their subsidiaries that conduct our business operations in China include the following:

•                  Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our website www.jd.com;

•                  Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily conducts the sale of books and audio and video products;

•                  Suqian Limao, which was established in December 2015 and holds our interest in the finance business, JD Finance;

•                  Beijing Jingdong Shangboguangyi Investment Management Co., Ltd., or Shangboguangyi, a subsidiary of Suqian Limao, which was established in September 2012 and is the holding company of JD Finance;

•                  Chinabank Payment Technology Co., Ltd., currently an indirect subsidiary of Shangboguangyi, which was acquired in October 2012 and holds our online payment license and provides online payment services; and

•                  Shanghai Banghui Commercial Factoring Co., Ltd., a subsidiary of Shangboguangyi, which engages in commercial factoring business.

In March 2014, we entered into a series of agreements with Tencent and its affiliates pursuant to which we acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. We also entered into a five-year strategic cooperation agreement and an eight-year non-compete agreement with Tencent. In April 2016, we acquired the remaining equity interest in Shanghai Icson by exercising the right previously granted to us in March 2014.

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

In February 2015, we completed our investment into Bitauto, a leading provider of internet content and marketing services for China’s fast-growing automotive industry and listed on the NYSE, and Yixin Capital Limited, a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business. We invested a combination of US$400 million in cash and certain resources valued at US$497 million, including exclusive access to the new and used car channels on our e-commerce sites including mobile apps and additional support from our key platforms, as consideration for newly issued ordinary shares from Bitauto. In addition, we invested US$100 million in newly issued series A preferred shares of Yixin Capital Limited. At the closing of the transactions, we held approximately 25% of Bitauto on a fully diluted basis, and 17.7% of Yixin Capital Limited. Our new and used car channels are currently operated by Bitauto.

In May 2015, we made further investment to acquire newly issued Class A ordinary shares of Tuniu, a Nasdaq-listed and leading online leisure travel company in China, through a combination of US$250 million in cash and certain resources valued at US$108 million, including exclusive rights to operate the leisure travel channel for both our website and mobile apps, and Tuniu’s being our preferred partner for hotel and air tickets booking services. Previously in December 2014, we purchased certain newly issued Class A ordinary shares of Tuniu by a cash consideration of US$50 million. We currently hold approximately 20.7% of Tuniu’s outstanding shares. Our leisure travel channel is currently operated by Tuniu.

In August 2015, we entered into definitive agreements with Yonghui, pursuant to which we will subscribe for newly issued ordinary shares of Yonghui with a total consideration of RMB4.31 billion (US$665 million). Upon the completion of the transaction, which is expected to close in the first half of 2016, we will hold approximately 10% equity interest in Yonghui. In addition, we have formed a strategic partnership with Yonghui to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in O2O initiatives and other areas of potential strategic cooperation.

In January 2016, we entered into definitive agreements with a group of investors for a RMB6.65 billion (US$1.03 billion) financing for JD Finance. Following the closing of the financing in March 2016, we maintain a majority ownership in JD Finance.

In April 2016, we entered into a definitive agreement with Dada, China’s largest crowdsourcing delivery company, pursuant to which agreement we will merge our O2O business, JD Daojia, with Dada to form a new company, and contribute certain resources and US$200 million in cash. The transaction is expected to close in the second quarter of 2016, and upon completion of the transaction we will own approximately 47% equity interest of the new company on a fully diluted basis.

B.            Business Overview

We are the largest online direct sales company in China in terms of transaction volume, with a 56.9% market share in the third quarter of 2015, according to iResearch. Our core GMV increased from RMB125.5 billion in 2013 to RMB242.5 billion in 2014 and further to RMB446.5 billion (US$68.9 billion) in 2015. We believe we are also the largest retailer in China in terms of net revenues in 2015.

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

As a result of our superior customer experience, our business has grown rapidly. As a result of the rapid growth of the number of products we offer through online direct sales and marketplace, electronic products and home appliances accounted for 63.6%, 57.2% and 51.3% of our total core GMV in 2013, 2014 and 2015, respectively, and general merchandise and others for 36.4%, 42.8% and 48.7%.

We foster an interactive user community that discusses, rates and reviews our products and services. We believe we have the largest online product review database of any online direct sales company in China with approximately 1,228 million product reviews generated by our customers as of December 31, 2015. We had 47.4 million, 90.6 million and 155.0 million annual active customer accounts from our core business and fulfilled approximately 323.3 million, 651.9 million and 1,263.1 million orders for our core business in 2013, 2014 and 2015, respectively.

Timely and reliable fulfillment is critical to the success of an online retail business. Given the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services, we made a strategic decision in 2007 to build and operate our own nationwide fulfillment infrastructure. We believe we have the largest fulfillment infrastructure of any e-commerce company in China. We operated 213 warehouses with an aggregate gross floor area of approximately 4 million square meters in 50 cities and 5,367 delivery stations and pickup stations in 2,356 counties and districts across China as of December 31, 2015, and had 59,118 delivery personnel, 15,765 warehouse staff and 10,696 customer service personnel as of the same date. Leveraging this nationwide fulfillment infrastructure, we deliver a majority of the orders directly to customers ourselves. During 2015, over 85% of direct sales orders were delivered on the same day the order was placed or the day after. As of December 31, 2015, we provided same-day delivery in 137 counties and districts under our 211 program and next-day delivery in another 884 counties and districts across China.

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

We introduced an online marketplace to leverage our brand recognition, large and growing customer base, extensive transaction data, fulfillment infrastructure and proprietary technology platform. Our online marketplace allows us to provide customers a much greater selection of products. Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with a 21.8% market share based on transaction volume in the last twelve months ended at September 30, 2015, according to iResearch. We attract and select third-party sellers to offer authentic products to our customers through our online marketplace. We monitor third-party sellers’ performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality customer service. In addition to basic transaction processing and billing services, we offer third-party sellers a suite of value-added fulfillment and other services.

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

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We started selling computer products online in 2004 and had introduced mobile handsets, consumer electronics products and autoparts and accessories by 2007. We significantly expanded our product offerings in 2008 with home appliances and a wide array of general merchandise product categories, and have been continually bringing new products since then. As of December 31, 2015, we offered 15 product categories through our online direct sales business model. As a result, net revenues from electronics products, which include computers, mobile handsets and other mobile digital products, and home appliances, have declined as a percentage of our total net revenues.

Online Marketplace

In our online marketplace business, third-party sellers offer products to customers over our online marketplace and pay us commissions on their sales. We launched our online marketplace in October 2010, and have been bringing new products and services to our online marketplace since then. As of December 31, 2015, there were approximately 99,000 third-party sellers over our online marketplace. The core GMV from our online marketplace increased from RMB31.8 billion in 2013 to RMB83.2 billion in 2014, and further to RMB190.9 billion (US$29.5 billion) in 2015. We provide transaction processing and billing services on all orders on our online marketplace, and we leverage our own nationwide fulfillment infrastructure to offer our third-party sellers additional value-added services, including delivery services or a combination of warehousing and delivery services. We require third-party sellers to meet our standards for authenticity and reliability. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

The Paipai C2C marketplace was re-launched in July 2014 following our acquisition of the business from Tencent in March 2014. As of the date of this annual report, we have completely closed down the Paiai C2C marketplace. The shut-down of the Paipai C2C platform is in line with our policy to combat the marketing and sale of counterfeit products.

Other Services

Value-added services. The significant scale of our business allows us to provide a variety of services to create value for our business partners and ultimately benefit our customers. For example, we provide extra value-added fulfillment services to the third-party sellers on our online marketplace, including their choice of either delivery services or a combination of warehousing plus delivery services, in addition to the basic transaction processing and billing services that we provide to them at no extra cost. We also provide online marketing services in various formats, including a proprietary online marketing technology platform through which we offer services to our suppliers and sellers on our marketplace.

JD Finance. JD Finance has developed various financial products and services, including supply chain financing and microcredit, which are additional value-added services we provide to our suppliers and third-party sellers on our online marketplace, as well as consumer financing, online payment, and various others. We are investing in our risk assessment technologies and we believe our risk management is prudent. We will continue to develop innovative financial products that can further leverage our technology platform and our strengths in online retail.

O2O solutions. We believe we are well positioned to provide online-to-offline (O2O) solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging crowdsourced delivery system. JD Daojia, our O2O platform, has cooperated with some local retail chains, convenience stores and hypermarkets in a number of cities to offer their products on our website and deliver their products to our customers. As of February 29, 2016, JD Daojia had partnered with 56 Yonghui stores in 5 cities to provide 2-hour delivery service for customers’ grocery orders, and provided O2O services in a total of 12 major cities across China.

In April 2016, we entered into a definitive agreement with Dada, China’s largest crowdsourcing delivery company, pursuant to which agreement we will merge our O2O business, JD Daojia, with Dada to form a new company, and contribute certain resources and US$200 million in cash. The transaction is expected to close in the second quarter of 2016, and upon completion of the transaction we will own approximately 47% equity interest of the new company on a fully diluted basis. After closing, the new company will continue to operate its crowdsourcing delivery platform under the Dada brand. By leveraging the combined extensive crowdsourcing network of Dada and JD Daojia, the new company will provide low-cost delivery services to China’s retailers, service providers and O2O enterprises. The O2O supermarket platform will continue to be operated under the JD Daojia brand, and will leverage the expanded delivery network, focus on the location-based mobile commerce sector and collaborate with offline supermarkets, convenience stores and other local businesses to provide consumers with speedy premium shopping experience.

Strategic Cooperation with Tencent

On March 10, 2014, we acquired certain e-commerce businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with, Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China including instant messaging, social networking, online games and online media. Tencent has a large mobile internet user base, as evidenced by 697 million monthly active user accounts on Tencent’s mobile applications Weixin and Wechat as of December 31, 2015 based on publicly available data.

As part of the strategic partnership, Tencent agrees to offer us prominent level 1 access points in its mobile applications Weixin and Mobile QQ and provide internet traffic and other support from other key platforms to us. Level 1 access points refer to entries and links that Tencent users can directly access on the interfaces that will launch after one click on the home interface on Tencent’s mobile applications. We launched level 1 access on Tencent’s Weixin platform for selected Weixin users in Beijing and Shanghai first in May 2014 and subsequently rolled it out to all Weixin users in June 2014, and we also launched direct access on Tencent’s Mobile QQ in August 2014. Our partnership with Tencent’s dominant Weixin and Mobile QQ platforms has helped us generate mobile user traffic from Tencent’s large mobile user base and enhance our customers’ mobile shopping experience.

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

On March 10, 2014, we entered into a series of agreements with Tencent and its affiliates pursuant to which we acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. Paipai and QQ Wanggou, which we acquired from Tencent, are online marketplaces in China that bring buyers and sellers together online. Paipai is a consumer-to-consumer or C2C marketplace, whereas QQ Wanggou is a business-to-consumer or B2C marketplace. We re-launched the Paipai C2C marketplace in July 2014, but have closed it down as of the date of this annual report. In addition, we obtained the right to acquire the remaining equity of Shanghai Icson by March 10, 2017 at the higher of the then fair value of Shanghai Icson or RMB800 million (US$123 million). In April 2016, we exercised the right paying RMB800 million (US$123 million) and acquired the remaining equity interest in Shanghai Icson. Shanghai Icson operates a B2C e-commerce platform in China.

Concurrent with the above transactions, the execution of the strategic cooperation agreement and for US$214.7 million in cash to us, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent. We paid Tencent RMB181 million (US$28 million) in cash as part of the consideration for the transaction during 2014. As part of the agreements, in a private placement concurrent with our initial public offering in May 2014, we issued an aggregate of 139,493,960 Class A ordinary shares to Huang River Investment Limited at the per share equivalent of the price to the public. Huang River Investment Limited has agreed not to sell or transfer any of the 486,245,393 Class A ordinary shares it holds during the three-year period commencing from March 10, 2014, subject to limited exceptions. Huang River Investment Limited is currently one of our principal shareholders, holding 18.0% of our total issued and outstanding shares.

We expect to continue to leverage our strategic partnership with Tencent to enhance our ability to increase our internet and mobile user traffic, to strengthen our direct sales and marketplace businesses on internet and mobile. We believe our continued cooperation with Tencent will raise our profile among China’s fast growing and large mobile internet users, many of whom frequently use Weixin and Mobile QQ in their daily lives. We have further strengthened our team with the addition of former employees from Tencent. In October 2015, we expanded partnership with Tencent to provide merchants with innovative mobile marketing solutions. The collaboration offers businesses advanced online tools to more precisely reach their target customer groups, build brand recognition and increase return on investment on marketing by providing brands access to Tencent users.

Customer Experience

Our slogan is “” (selection, speed, quality, value), and we are committed to optimizing customer experience and achieving customer satisfaction. This commitment drives every aspect of our operations, which are focused on six core components: extensive product offerings, compelling online experience, competitive pricing, timely and accurate fulfillment, convenient payment options and superior customer service.

Products

We continually seek to add more products that appeal to our target customers. The number of products we offer has grown rapidly. Our offerings are organized into 15 product categories on our website:

•                  computers, including desktop, laptop and other varieties, as well as printers and other office equipment;

•                  mobile handsets and other digital products;

•                  home appliances;

•                  automobiles and accessories;

•                  apparel;

•                  shoes, bags, jewelry and luxury goods;

•                  furniture and household goods;

•                  cosmetics and other personal care items and cleaning products;

•                  food, beverage and fresh produce;

•                  nutritional supplements;

•                  books, e-books, music, movies and other media products;

•                  mother and childcare products and toys;

•                  sports and fitness equipment and watches;

•                  virtual goods, including online travel agency, tickets to the performing arts, and credits for online games and cell phones; and

•                  financing services and financial products

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

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers and increasing orders. We make sales primarily through our content-rich and user-friendly website www.jd.com and mobile applications. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed applications and features adapted to mobile internet users, and we currently offer mobile access through our mobile website m.jd.com and our various iOS, Android and Windows-based mobile applications. As part of our strategic partnership with Tencent, we have launched level 1 access on Tencent’s Weixin and Mobile QQ, whereby Tencent users can easily access our product offerings and have enjoyable mobile shopping experience. Approximately 61.4% of orders fulfilled from our core business were placed through our mobile applications in the fourth quarter of 2015, as compared to approximately 36.4% in the fourth quarter of 2014.

Our website contains the following information and features:

Comprehensive product information.  Each product page contains pictures of the product, the price, a pull-down menu to show whether the product is in stock at the customer’s location, customer reviews and ratings, and whether the product will be delivered by us or by one of our third-party sellers. Depending on the type of product, there will be additional information to help the customer make a purchase decision or recommendations to steer the customer towards additional products.

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

Delivery network and personnel.  We delivered products directly to customers in 2,356 counties and districts across China as of December 31, 2015. We deliver a majority of the orders directly to customers ourselves. Given that customers place their orders online but often choose the payment-on-delivery option, our customers interact with delivery personnel more often than with any other representatives of our company. For this reason, we place great emphasis on training our delivery personnel and setting up delivery stations in more and more counties and districts. We believe that our professionally trained delivery personnel are important in helping us to shape customer experience and distinguish ourselves from our competitors.

Flexible delivery arrangements.  We believe that timely and convenient delivery is an essential part of customer satisfaction, and we arrange our delivery schedule to suit our customers’ needs. Customers can choose their preferred delivery period during a day, including evening delivery in selected areas, when they place orders. Our delivery personnel contact customers by telephone to arrange a convenient time for delivery. Customers who need to reschedule a delivery can log into their account on our website to look up the contact information for the delivery person and contact the delivery person directly themselves, provided that the delivery will be made by our employees.

Speedy delivery.  We introduced our 211 program in 2010, and it covered 137 counties and districts across China as of December 31, 2015. For goods that we have in stock at the corresponding fulfillment center or front distribution center, any orders received by the morning deadline (11:00 a.m. in most of the locations) will be delivered on the same day, and any orders received by the evening deadline (11:00 p.m.) will be delivered by 3:00 p.m. on the following day. Customers also can request that an order placed by 3:00 p.m. be delivered in the evening on the same day in seven cities. There is no extra charge for expedited delivery under our 211 program for orders that satisfy the minimum size requirement, and customers can check the product page on our website to see whether the product is in stock and thus eligible. The program does not cover delivery to addresses through third-party couriers or products shipped directly from our third-party sellers. Bulky items such as refrigerators or washing machines are also eligible for same-day or next-day delivery in selected areas. During 2015, over 85% of direct sales orders were delivered on the same day the order was placed or the day after. We also currently provide next-day delivery to addresses in another 884 counties and districts across China. Customers can also request expedited delivery within three hours by paying an extra charge in a few of the major cities where we have fulfillment centers.

Customer pickup.  Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function on our website to find out when the order has arrived there. We had pickup stations at convenient locations across the country and payment can be made at the pickup station.

Global shipping.  We can ship to addresses outside of China using trusted third-party courier services such as UPS, DHL and EMS. The cost of delivery is calculated and charged based on the shipping method, destination country/region and the combined product weight. We take payment through various global or local payment methods, such as credit card, PayPal or Yandex money for sales outside of China.

Payment

Payment-on-delivery.  We accept payment-on-delivery in all of the 2,356 counties and districts where we make deliveries through our own delivery personnel. Our delivery personnel carry mobile POS machines for processing debit cards and credit cards and they also accept cash. Customers chose payment-on-delivery approximately 25% of the time in 2015.

Online payment.  Customers may pay online at the time they place their order, using third-party online payment platforms such as 99Bill, Weixin Pay and UnionPay. Customers chose online payment approximately 75% of the time in 2015. We also provide our own online payment and settlement services, which we use for all of our own payment processing needs.

Other payment options.  Customers may also choose to pay by postal money order. Enterprise customers can also make payment by wire transfer. Customers chose other payment options less than 1% of the time in 2015.

Customer Service

Providing satisfactory customer services is a high priority. Our commitment to customers is reflected in the high service levels provided by our customer service staff as well as in our product return and exchange policies.

24-7 customer service centers.  We operate three 24-7 customer service centers in Suqian and Yangzhou, Jiangsu Province, and Chengdu, Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints by various means such as phone calls, online written instant messengers, JD official accounts in Weixin and Weibo, and emails. Our customer representatives handled approximately 31.8 million customer-initiated communications over the telephone in 2015. As of December 31, 2015, we had 2,984, 859, and 2,021 full-time customer service representatives at the Suqian, Yangzhou and Chengdu centers respectively.

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

Membership program.  We have established a membership program to cultivate customer loyalty and encourage our customers to make additional purchases. There are five levels of members, and promotion to higher levels is based on the amount a customer has spent with us and also the customer’s level of activity on our website, for example in reviewing and recommending products. Members get a variety of benefits that increase with membership level. We grant membership points to members who make purchases more than RMB50, and review and recommend our products to others. Members can convert their membership points into credits or coupons towards new purchases on our website. We have also launched a paid membership program, called JD Plus, on a trial basis to further enhance customer service level and increase customer stickiness. With membership fee of RMB149 per year, customers can enjoy distinct advantages including expanded free delivery coupons, extra membership points and access to certain exclusive products or hot selling items.

Merchandise Sourcing

In our online direct sales business, we sourced products from approximately 9,600 suppliers as of December 31, 2015. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. Among the top 100 suppliers (by value of purchases) from which we sourced products in 2015, 51 of them are manufacturers, accounting for approximately 54% of the aggregate value of purchases from these top 100 suppliers. We negotiate with the manufacturer or a higher-level distributor where possible in order to obtain the most favorable terms, even if we sign a contract with a lower-level distributor for operational reasons. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2015. In addition, we had approximately 99,000 third-party sellers on our online marketplace as of December 31, 2015.

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

We had established fulfillment centers in seven major cities in China as of December 31, 2015: Shenyang in the northeast, Beijing in the north, Shanghai in the east, Wuhan in the center, Guangzhou in the south, Chengdu in the southwest and Xi’an in the northwest. Each of these fulfillment centers consists of between 10 and 25 warehouses for normal-sized items, 1 warehouse for bulky items, and associated sorting centers and related facilities. We had also established front distribution centers in another 19 major cities in China as of December 31, 2015: Jinan, Qingdao, Nanjing, Xiamen, Chongqing, Zhengzhou, Nanning, Changsha, Harbin, Hefei, Kunming, Urumqi, Taiyuan, Suqian, Nanchang, Changchun, Lanzhou, Haikou and Guiyang. Each front distribution center consists of one to two warehouse stocking products that are in high demand with high turnover, one warehouse for bulky items, and associated sorting centers and related facilities. We have also established standalone warehouses for bulky items in another 24 cities in China. We operated a total of 213 warehouses with an aggregate gross floor area of approximately 4 million square meters in 50 cities as of December 31, 2015.

We operated 5,367 delivery stations and pickup stations in 2,356 counties and districts across China as of December 31, 2015. Each delivery station has a delivery team ranging from 1 to 58 persons. As of the same date, we operated 175 additional delivery stations under contractual arrangements, whereby the contracted delivery stations deliver our orders following the same standard as our own delivery stations, while the personnel at those delivery stations are not part of our headcount. Each pickup station has 1 to 17 persons available 10 hours a day and 7 days a week to handle customers’ pickups and on-site payment.

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

We are in the process of constructing new, larger, custom-designed warehouses on land where we have obtained land use rights. We launched the initial phase of the new custom-designed warehouse in Shanghai in October 2014, comprising a total floor space of approximately 100,000 square meters. During the second half of 2015, we launched the first phase of warehouses in Guangzhou, and others in Wuhan, Guiyang and Shenyang with an aggregate total floor space of approximately 250,000 square meters.  In addition, we are constructing the remaining phases of warehouses in Shanghai and Guangzhou, and additional custom-designed warehouses are also under construction in Beijing, Chongqing and Kunshan. We plan to construct additional such warehouses. We believe that building our own custom-designed warehouses will not only increase our storage capacity but also allow us to restructure and reorganize our fulfillment workflow and processes.

Technology Platform

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our server fleet consisted of approximately 49,611 servers stored in multiple locations across the country as of December 31, 2015, and we employed 7,525 IT professionals to design, develop and operate our technology platform as of the same date. We believe that creating a comparable technology platform is an expensive and time-consuming process and constitutes a significant barrier to entry for potential competitors.

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

We conduct marketing activities online through major search engines, portals, social media, online video and other major websites in China. To enhance our brand awareness, we also have engaged in brand promotion activities such as sponsoring high profile sports events and advertising on national television networks. In 2013, we became the official sponsor of the China Football Association Super League, the top soccer league in China, for a period of five seasons, and we also sponsored several popular movies, TV shows and variety shows. We sponsored the Chinese Basketball Association from November 2014 to March 2015. We incurred RMB1,590 million, RMB4,010 million and RMB7,736 million (US$1,194 million) of marketing expenses in 2013, 2014 and 2015, respectively.

Competition

The online retail industry in China is intensely competitive. Our current or potential competitors include (i) major online retailers in China that offer a wide range of general merchandise product categories, such as Alibaba Group, which operates taobao.com and tmall.com, and Amazon China, which operates amazon.cn, and (ii) major traditional retailers in China that are moving into online retailing, such as Suning Appliance Company Limited, which operates suning.com, Walmart, which holds a majority interest in yihaodian.com, and Gome Electrical Appliances, which operates gome.com.cn. We also face competition from online retail companies in China focused on specific product categories and from physical retail stores, including big-box stores that also aim to offer a one-stop shopping experience.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2015, we owned 201 computer software copyrights in China relating to various aspects of our operations and maintained 2,216 trademark registrations inside China and 380 trademark registrations outside China. We had approximately 3,167 trademark applications inside China and 339 outside China. As of December 31, 2015, we had 84 patents granted in China, 1,052 patent applications pending in China and 173 patent applications pending outside China. As of December 31, 2015, we had registered approximately 2,687 generic top-level domain names. Our registered domain names include jd.com, m.jd.com, 360buy.com, 360buy.com.cn and 360buy.cn, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at one location. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

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

Foreign Investment in the Commercial Sector.  According to the Administrative Measures on Foreign Investment in the Commercial Sector issued by the Ministry of Commerce in April 2004 and amended in October 2015, a foreign-invested enterprise may, upon approval, undertake one or more types of businesses in the commercial sector, which is defined in the measures to include wholesale, retail, commission agency and franchising, and the types of commodities it deals with must be specified in the scope of business prescribed in its articles of association. In order to establish a foreign-invested company in the commercial sector, foreign investors must apply to the relevant provincial counterpart of the Ministry of Commerce, and such provincial authority will, after making preliminary examination of the documents submitted, report to the Ministry of Commerce to obtain its approval. The incorporation of an enterprise by a foreign-invested enterprise that intends to conduct business in the commercial sector is also subject to the approval of the local counterpart of the Ministry of Commerce. On several occasions in 2005, 2008 and 2010, the Ministry of Commerce delegated its approval authority to its provincial counterparts and authorized them to examine and approve certain applications. Currently, the provincial counterparts of the Ministry of Commerce have the authority to approve applications for setting up foreign-invested enterprises solely engaging in sale of goods through the internet, among others. Our PRC subsidiary Jingdong Century and its subsidiaries engage in retail, wholesale and commission agency of consumer electronics and other general merchandise via the internet. While Jingdong Century has obtained approval from the relevant authorities for this business, most of its subsidiaries were established without obtaining the prior approval from the local counterpart of the Ministry of Commerce. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License.  The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalogue of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet and also a value-added telecommunication license issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services,  and online data processing and transaction processing services.

Internet Publication License.  The General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, established in March 2013 as a result of institutional reform integrating the State Administration of Radio, Film and Television, and the General Administration of Press and Publication, is the government agency responsible for regulating publication activities in China. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. In February 2016, the GAPPRFT and the MITT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthened and expanded the supervision and management on the network publication service. Pursuant to the Administrative Measures on Network Publication, entities engage in the network publication service are required to obtain a Network Publication Service License from GAPPRFT; the network publishing services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining a Network Publication Service License. Jingdong 360 obtained an internet publication license from the GAPPRFT in 2011 and has renewed the license, which will remain valid until December 2016. Jingdong 360 should apply for the network publication service license after the expiry of its existing internet publication license.

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

Internet Drug Information Service Qualification Certificate.  The State Food and Drug Administration, or the SFDA, promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the SFDA. Jingdong 360 obtained an Internet Drug Information Service Qualification Certificate from the Beijing Drug Administration in 2011 for the provision of internet medical information services, which was renewed in 2014 and will remain valid until August 2019.

Aviation Transport Sales Agency Certificate.  The Rules on Cognizance of Qualification for Civil Aviation Transport Sales Agencies, issued by the China Aviation Transportation Association in 2006, require any entity acting as an air-ticketing sales agency to obtain an Aviation Transport Sales Agency Certificate. Supplemental rules issued in 2008 require any air-ticketing sales agency engaging in online ticket sales to obtain an ICP License and complete a commercial website registration with the local administration for industry and commerce. Jingdong 360, one of our consolidated variable interest entities, has obtained an ICP License as well as Aviation Transport Sales Agency Certificate for sales of air passengers transport tickets for both domestic and international air routes. In addition, Beijing Yuanyi, another consolidated variable interest entity, has obtained an Aviation Transport Sales Agency Certificate for sales of air freight transport tickets for domestic air routes.

Courier Service Operation Permit.  Pursuant to the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches within 20 days. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. We have one cross-provincial Courier Service Operation Permit that allows Jingbangda, one of our PRC subsidiaries providing logistics services, to operate an express delivery business in 30 provinces and 45 cities in China. As of December 31, 2015, Jingbangda and its 127 branches had obtained Courier Service Operation Permits. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit.  Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and amended in September 2012, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and amended subsequently in July 2008, April 2009 and March 2012, anyone engaging in the business of operating road transportation and stations (sites) must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2015, Jiangsu Jingdong and its 35 branches and Jingbangda and its 12 branches had obtained Road Transportation Operation Permits, and Jiangsu Jingdong’s and Jingbangda’s other branches are in the process of applying for additional Road Transportation Operation Permits. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Publication Operation Permit.  Pursuant to the Administrative Measures for the Publication Market jointly issued by the Ministry of Commerce and the General Administration of Press and Publication in March 2011, any entity or individual engaging in the wholesale or retail of books and audio and video products must obtain an approval from the relevant press and publication administrative authority and receive a Publication Operation Permit. An enterprise that has obtained a Publication Operation Permit is not required to obtain any special permission if it utilizes the internet and other information networks to sell books, but must file with the relevant press and publication administrative authority within 15 days following its commencement of operations on the internet. Although the distribution of audio and video products is not classified as “restricted” under the Catalogue, as amended in March 2015, foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors according to the Administrative Measures for the Publication Market. Due to these measures, we engage in wholesale and retail of books and audio and video products through Jiangsu Yuanzhou, one of our consolidated variable interest entities. Jiangsu Yuanzhou has obtained a Publication Operation Permit and is in the process of renewing this permit.

Payment Service License.  The Measures for the Administration of Payment Services of Non-Financial Institutions, issued by the People’s Bank of China in 2010, and its implementing rules require any non-financial institution engaging in payment services, such as online payment, issuance and acceptance of prepaid cards, and bill collection via bankcard, to obtain a Payment Service License. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million (US$15.4 million), while that of an applicant engaging in payment business within a province must be at least RMB30 million (US$4.6 million). Pursuant to the Administrative Measures for Online Payment Services of Non-bank Payment Institutions issued by the People’s Bank of China in 2015, which will take effect on July 1, 2016, a payment institution must follow the principles of “know your clients” and establish a sound client identification mechanism. A payment institution must not open payment accounts for financial institutions, or other institutions engaging in financial services such as credit extension, financing, wealth management, guarantee, trust or currency exchange. In addition, it must not engage in or, in a disguised form, engage in businesses such as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services. Pursuant to the Guiding Opinions on Pilot Services of Cross-border Foreign Exchange Payment by Payment Institutions issued by SAFE in January 2015, any payment institution engaging in providing cross-border foreign exchange payment services must be approved by SAFE or its branches. An indirect subsidiary of Suqian Limao, one of our consolidated variable interest entities, has obtained a Payment Service License from the People’s Bank of China with a term valid until May 2016 and is in the process of having the license renewed. The Payment Service License enables us to engage in nationwide online payment business through internet, mobile phone and fixed phone and bill collection business via bankcard in Beijing. In addition, the subsidiary has also applied to the People’s Bank of China for the expansion of the business types covered in the Payment Service License to cover issuance and acceptance of pre-paid cards, and the application has been publicized by the relevant government authority on its official website. Furthermore, the subsidiary has also obtained the approval from SAFE for cross-border foreign exchange payment services.

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Permits issued by the State Administration of Industry and Commerce in July 2009, which expired recently in November 2015, an enterprise needs to obtain a Food Distribution Permit from a local branch of the State Administration of Industry and Commerce to engage in the food distribution business. Pursuant to the Administrative Measures on Food Operation Licensing issued by the SFDA in August 2015, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food and nutritional supplements through our website. Our PRC subsidiaries or their branches engaging in food distribution business have obtained Food Distribution Permits.

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

Permit for Production and Operation of Radio and TV Programs.  Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004 and amended in August 2015, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the State Administration of Radio, Film and Television, now the General Administration of Press and Publication, Radio, Film and Television, or its provincial branches. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360, one of our consolidated variable interest entities, has obtained a Permit for Production and Operation of Radio and TV Programs.

Regulations Relating to E-Commerce

China’s e-commerce industry is at a relatively early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient.

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

Regulations Relating to Consumer Finance

Pursuant to the Pilot Administrative Measures for Consumer Finance Companies issued by China Banking Regulatory Commission, or the CBRC, in November 2013, which became effective in January 2014, any non-banking financial institution providing consumer loans to individual residents in mainland China must be approved by the CBRC. The capital contributors of a consumer finance company include a principal contributor and ordinary contributors. In order for a financial institution to serve as a principal contributor, it must satisfy a series of conditions, including the following: it must have at least five years of experience in the field of consumer finance, its total assets as at the end of the past year must be no less than RMB60 billion (US$9.3 billion) or its equivalent in a freely convertible currency, it must be in sound financial conditions, and it has been profitable for the past two consecutive fiscal years. In order for a non-financial institution to serve as a principal contributor, it must satisfy a series of conditions, including the following: its revenue for the past year must be not less than RMB30 billion (US$4.6 billion) or its equivalent in a freely convertible currency, its net assets as at the end of the past year must be not less than 30% of its total assets, it must be in sound financial conditions, and it has been profitable for the past two consecutive fiscal years. The minimum amount of registered capital of a consumer finance company is RMB300 million (US$46.3 million) or its equivalent in a freely convertible currency, which must be fully paid in a lump sum. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Regulations Relating to Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies, jointly promulgated by the CBRC and the People’s Bank of China in 2008, allows provincial governments to approved the establishment of microcredit companies on a trial basis. Based on this guidance, many provincial governments in China, including that of Shanghai and Beijing, promulgated local implementing rules on the administration of microcredit companies. The Implementing Rules for Works on Pilot Establishment of Microcredit Companies, issued by the Shanghai Municipal Government in 2008 and the Measures for Implementing Pilot Programs for Microcredit Companies in Beijing Municipality, jointly issued by several government authorities in Beijing in 2009, provide that the sources of funds of a microcredit company must be limited to the capital contributions paid by its shareholders, monetary donations, and loans provided by no more than two banking financial institutions, and do not allow the loans from such banking financial institutions to exceed 50% of the net capital of the microcredit company. In addition, a microcredit company is not permitted to conduct any businesses outside the region where it is located. In May 2011, the Beijing Financial Service Office, the regulatory authority for microcredit companies in Beijing, issued the Interim Measures for Supervision and Administration of Pilot Program of Microcredit Company in Beijing (Trial) to provide more specific rules on the supervision and administration on microcredit companies in Beijing. In July 2014, the Shanghai Financial Services Office, the regulatory entity for microcredit companies in Shanghai, and Shanghai Administration for Industry and Commerce, jointly issued Several Opinions on Further Development Promotion of Microcredit Companies, pursuant to which the paid capital contribution of newly established microcredit company must be no less than RMB200 million (US$30.9 million). In addition, the authorities have permitted certain qualified microcredit companies to conduct a cross-region microcredit business on a pilot basis. We engage in online microcredit businesses through two subsidiaries of Jingdong Century in Shanghai and Beijing, which have obtained the authorities’ permission.

Regulations Relating to Commercial Factoring

The Notice on the Pilot Launch of Commercial Factoring, issued by the Ministry of Commerce in June 2012, launched commercial factoring in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce also issued several other notices to expand the list of pilot areas to include Guangzhou, Shenzhen, the Chongqing Liangjiang New Area and other areas. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. The commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. Currently, we engage in a commercial factoring business through an indirect subsidiary of Suqian Limao in Shanghai.

Regulations Relating to Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the Circular regarding the Pilot Work on Implementation of Mobile Telecommunications Resale Business and the Pilot Program on Mobile Telecommunications Resale Business, pursuant to which private capitals are encouraged to invest in the mobile telecommunications resale business. The resale business refers to the business whereby a reseller purchases mobile telecommunications services (excluding mobile satellite telecommunications service) from a basic telecommunications service provider who owns a mobile network, repackages the services with its private brand and sells the services to end users.  Under the circular and the pilot program, the mobile telecommunications resale is categorized as a Class II basic telecommunications business but managed by reference to the value-added telecommunications business. A mobile communications reseller does not build its own wireless network, core network, transmission network and other mobile telecommunications network infrastructures, but must build its customer service system and may build its own business management platform, and billing, business accounting and other business supporting systems as needed. The applicant for the mobile telecommunications resale business shall be a private company of which the private funds shall not be less than 50% of the capital and the capital contributed by its sole biggest shareholder shall come from the private funds, and it shall also enter into a commercial contract for mobile telecommunications resale business with a basic telecommunications service provider, specifying the number resources for resale to mobile communications users, division of responsibilities for service quality assurance between both parties, protection of users’ rights and interests, as well as user information. Resellers may pre-collect service fees for a period of up to two year from users on condition that they offer proofs of their measures to ensure long-term services, and must abide by the Telecommunications Regulations, the Administrative Measures on Internet Information Services and other PRC related laws and regulations. Jingdong 360 has been approved to be a pilot to conduct the mobile telecommunications resale business and cooperate with China Telecom in 50 cities and with China Unicom in 51 cities. Although the pilot program expired on December 31, 2015, the Information and Communications Development Department of MITT issued a notice to the pilot enterprises, including Jingdong 360, and the basic telecommunications service providers in December 2015, pursuant to which notice the pilot enterprises may continue the mobile telecommunications resale business after the expiration of the pilot program.

Regulations relating to Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law, as amended. According to the PRC Insurance law, the China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers. The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokerages promulgated by the CIRC in September 2009 and recently amended in October 2015. According to this regulation, the establishment of an insurance brokerage company is subject to the approval of the CIRC. An “insurance brokerage company” refers to an entity that receives commissions for providing intermediary services to policyholders and insurance company to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage company established in the PRC must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business with the approval of the CIRC.

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

Pursuant to the current Foreign Investment Catalogue, as amended in March 2015, the insurance brokerage business falls within the industries in which foreign investment is permitted. We engage in insurance brokerage business through an indirect subsidiary of Suqian Limao. The entity has obtained an insurance brokerage license issued by the CIRC, which will remain valid until September 2018. We acquired 100% equity interest of this entity in November 2014, and the entity has reported the change in its shareholder to the CIRC and registered its internet insurance brokerage business with the CIRC.

Regulations relating to the Fund Sales, Payment and Settlement Service for Securities Investment Funds Distribution and Online Distributors through Third-Party E-Commerce Platforms

The Measures for the Administration of the Sales of Securities Investment Funds issued by the CSRC in June 2011 and amended in March 2013, and the Interim Provisions on the Administration of the Business Operations of Securities Investment Fund Distributors through Third-Party E-Commerce Platforms issued by the CSRC in March 2013, provide that any entity engaging in fund sales activities must obtain a qualification for fund sales business from the CSRC. Where a third-party e-commerce platform provides ancillary services for fund sales institutions, the operator of the platform, together with the fund sales institutions, must report to the CSRC for record-filing. Fund sales institutions must select commercial banks or payment institutions that meet certain requirements to make payment and settlement for fund sales, the payment institutions must have safe and efficient information systems and effective risk control systems to handle payment and settlement business. Among others, the payment institutions should hold the payment service license and their accounts of payment and settlement for fund sales must be effectively separated from their other business accounts. Currently, we engage in fund sales business through an indirect subsidiary of Suqian Limao, and it has obtained the required qualification from the Beijing branch of CSRC. We also provide ancillary services for fund sales institutions through Jingdong 360, which has reported to the CSRC as a third-party e-commerce platform. In addition, we provide payment and settlement for fund sales through an indirect subsidiary of Suqian Limao, which has also reported to the CSRC as a payment and settlement institution.

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

Regulations Relating to Advertising Business

The State Administration for Industry and Commerce is the government agency responsible for regulating advertising activities in the PRC. According to PRC laws and regulations, companies that engage in advertising activities must obtain a business license from the State Administration for Industry and Commerce or its local branches which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet must not impair the normal use of the network by users. The advertisements released in pop-up form on a webpage and other forms must show the close flag prominently and ensure one-click close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

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

Patent.  The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. As of December 31, 2015, we had 84 patents granted in China, 1,052 patent applications pending in China and 173 patent applications pending outside China.

Trademark.  The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2015, we had 2,216 registered trademarks in different applicable trademark categories and had approximately 3,167 trademark applications in China.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No.19, which took effective and replaced SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No.19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans.

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

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report on Form 20-F:

JD.com, Inc.
("JD")
(Cayman Islands)
100%
Jingdong Technology Group Corporation (Cayman Islands)
100%
Jingdong Logistics Group Corporation (Cayman Islands)
100%
Jingdong Express Group Corporation (Cayman Islands)
100%
Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited (Hong Kong)
100%
Jingdong E-Commerce (Express) Hong Kong Corporation Limited (Hong Kong)
100%
Jingdong E-Commerce (Trade) Hong Kong Corporation Limited (Hong Kong)
100%
JD.com International Limited (Hong Kong)
Equity interest
Contractual arrangements
Outside China
Inside China
100%
Tianjin Star East Corporation Limited ("Star East")
100%
Beijing Jingbangda Trading Co., Ltd. ("Jingbangda")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Suqian Hanbang Investment Management Co., Ltd.
Suqian Limao Donghong Investment Management Co., Ltd. ("Suqian Limao")(1)
68.6 %
Beijing Jingdong Shangbogangyi Investment Management Co., Ltd.(3)
100%
Shanghai Banghui Commercial Factoring Co., Ltd.
100%
Chinabank Payment Business Services Co., Ltd.
100%
Chinabank Payment Technology Co., Ltd.
100%
Beijing Jingdong Century Trade Co., Ltd.(2) ("Jingdong Century")
100%
- Beijing Jingdong Century Information Technology Co, Ltd.
- Shanghai Yuanmai Trading Co., Ltd.
- Guangzhou Jingdong Trading Co., Ltd.
- Chengdu Jingdong Century Trading Co., Ltd.
- Wuhan Jingdong Century Trading Co., Ltd.
- Shenyang Jingdong Century Trading Co., Ltd.
- Jiangsu Jingdong Information Technology Co., Ltd.
- Beijing Jingdong Shangke Information Technology Co., Ltd.
- Chongqing Jingdong Haijia E-Commerce Co., Ltd.
Beijing Jingdong 360 Degree E-Commerce Co., Ltd. ("Jingdong 360")(1)
Jiangsu Yuanzhou E-Commerce Co., Ltd. ("Jiangsu Yuanzhou")(1)

(1)         Jingdong 360, Jiangsu Yuanzhou and Suqian Limao are our principal consolidated variable interest entities. Each of them is 45% owned by Mr. Richard Qiangdong Liu, our chairman of board of directors and chief executive officer, and 55% owned by Mr. Jiaming Sun, our former employee. We effectively control these entities through contractual arrangements.

(2)         Jingdong Century has two other subsidiaries, Beijing Jinghui Microcredit Co., Ltd. and Shanghai Jinghui Microcredit Co., Ltd., which engage in in online microcredit businesses.

(3)         The other shareholders of Beijing Jingdong Shangboguangyi Investment Management Co., Ltd. include a limited partnership controlled by us and a group of investors that made the investment in March 2016.

*                 The diagram above omits our equity investees, which are insignificant individually and in the aggregate.

Our Consolidated Variable Interest Entities

We obtained control over Jingdong 360 through Jingdong Century in April 2007 by entering into a series of contractual arrangements with Jingdong 360 and the shareholders of Jingdong 360, which we refer to as the Jingdong 360 Agreements. The Jingdong 360 Agreements were subsequently amended and restated in April 2011 and again in May 2012, and some of the Jingdong 360 Agreements were further amended and restated in December 2013. As a result of our ownership of Jingdong Century, we became the primary beneficiary of Jingdong 360 in April 2007. We treat Jingdong 360 as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Jiangsu Yuanzhou through Jingdong Century by commitments between Mr. Liu, Mr. Sun, Jiangsu Yuanzhou and Jingdong Century at the time Jiangsu Yuanzhou was established. Jingdong Century entered into a series of contractual arrangements with Jiangsu Yuanzhou and its shareholders in April 2011, which we refer to as the Jiangsu Yuanzhou Agreements. The Jiangsu Yuanzhou Agreements were subsequently amended and restated in May 2012, and some of the Jiangsu Yuanzhou Agreements were further amended and restated in November 2012 and December 2013. We became the primary beneficiary of Jiangsu Yuanzhou in September 2010. We treat Jiangsu Yuanzhou as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

In addition to Jingdong 360 and Jiangsu Yuanzhou, we assisted in establishing the following consolidated variable interest entities:

•                  Suqian Limao;

•                  Beijing Yuanyi Freight Forwarding Co., Ltd., or Beijing Yuanyi;

•                  Beijing Jiasheng Investment Management Co., Ltd, or Beijing Jiasheng;

•                  Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng;

•                  Shanghai Jingdong Daojia Youheng E-commerce Information Technology Co., Ltd., or Shanghai Jingdong Daojia Youheng; and

•                  Jiangsu Jingdong Saide E-commerce Co., Ltd., or Jiangsu Jingdong Saide.

We have entered into a series of contractual arrangements with each of these variable interest entities and their respective shareholders. The contractual arrangements allow us to:

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

We became the primary beneficiary of Beijing Yuanyi and Beijing Jiasheng in December 2014, of Jiangsu Jingdong Bangneng in August 2015, of Shanghai Jingdong Daojia Youheng and Suqian Limao in December 2015, and of Jiangsu Jingdong Saide in January 2016, and we treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of these variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. Our consolidated variable interest entities collectively contributed 2.9%, 3.0% and 2.6% of our consolidated total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•                  the ownership structures of our variable interest entities and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entities, including Jingdong Century, will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among the PRC subsidiaries, including Jingdong Century, the variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

Contractual Arrangements with Jingdong 360 and Jiangsu Yuanzhou

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

Agreements that Allow Us to Receive Economic Benefits from Jingdong 360 and Jiangsu Yuanzhou

Exclusive Technology Consulting and Services Agreement.    On May 29, 2012, Jingdong Century and Jingdong 360 entered into an amended and restated exclusive technology consulting and services agreement in replacement of the previous exclusive technology consulting and services agreement. Pursuant to the amended and restated exclusive technology consulting and services agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Jingdong Century’s sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, the minimum amount of which is RMB10,000 (US$1,544) per quarter subject to annual evaluation and adjustment. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

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

Intellectual Property Rights License Agreement.    On December 25, 2013, Jingdong Century and certain of its subsidiaries entered into an amended and restated intellectual property rights license agreement with Jingdong 360 in replacement of the previous intellectual property rights license agreement. Pursuant to the amended and restated intellectual property rights license agreement, Jingdong Century and the subsidiaries grant Jingdong 360 a non-exclusive right to use certain of its trademarks, patents, copyrights to computer software and other copyrights. Jingdong 360 is permitted to use the intellectual property rights only within the scope of its internet information service operation and in the territory of China. Jingdong 360 agrees that at any time it will not challenge the validity of Jingdong Century’s license rights and other rights with respect to the licensed intellectual property and will not take actions that would prejudice Jingdong Century’s rights and the license. Jingdong 360 agrees to pay license fees to Jingdong Century and the amount of the license fee is at least RMB10,000 (US$1,544) per year, subject to annual evaluation and adjustment. Without Jingdong Century’s written consent, Jingdong 360 cannot assign or sublicense its rights under the license agreement or transfer the economic interests arising from the license to any third party. The initial term of this agreement is 10 years and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date.

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

Business Cooperation Agreement.    On May 29, 2012, Jingdong Century and Shanghai Shengdayuan entered into an amended and restated business cooperation agreement with Jingdong 360 in replacement of the previous business cooperation agreement between Jingdong Century and Jingdong 360. Pursuant to the amended and restated business cooperation agreement, Jingdong 360 agrees to provide to Jingdong Century and Shanghai Shengdayuan services, including operating our website, posting Jingdong Century’s and Shanghai Shengdayuan’s product and service information on the website, transmitting the users’ order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360’s operating costs incurred in the previous quarter, but in no event more than RMB20,000 (US$3,087) per quarter. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century and Shanghai Shengdayuan with their written confirmation prior to the expiration date.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Jingdong 360 and Jiangsu Yuanzhou

Exclusive Purchase Option Agreements.    On December 25, 2013, Jingdong Century, Jingdong 360 and the shareholders of Jingdong 360 entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreements. Pursuant to the amended and restated exclusive purchase option agreement, the shareholders of Jingdong 360 irrevocably grant Jingdong Century an exclusive option to purchase or have its designated persons to purchase at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Jingdong 360. In addition, the purchase price should equal the amount that the shareholders contributed to Jingdong 360 as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. Without the prior written consent of Jingdong Century, Jingdong 360 may not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB100,000 (US$15,437) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Jingdong 360 agree that, without the prior written consent of Jingdong Century, they will not dispose of their equity interests in Jingdong 360 or create or allow any encumbrance on the equity interests. The initial term of the amended and restated exclusive purchase option agreement is 10 years and can be renewed for an additional 10 years on the same terms at Jingdong Century’s option, for an unlimited number of times.

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

Loan Agreements.    Pursuant to the amended and restated loan agreement dated December 25, 2013 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans in an aggregate amount of RMB22 million (US$3.4 million) to the shareholders of Jingdong 360 solely for the capitalization of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third party claims against shareholders for an amount more than RMB100,000 (US$15,437) and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, relevant equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.

Pursuant to the amended and restated loan agreement dated December 18, 2013 between Jingdong Century and the shareholders of Jiangsu Yuanzhou, Jingdong Century made loans in an aggregate amount of RMB22 million (US$3.4 million) to the shareholders of Jiangsu Yuanzhou solely for the capitalization of Jiangsu Yuanzhou. The amended and restated loan agreement contains terms substantially similar to the amended and restated loan agreement relating to Jingdong 360 described above.

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements and Jiangsu Yuanzhou Agreements, we have also entered into contractual arrangements with each of our other variable interest entities, Beijing Yuanyi, Beijing Jiasheng, Jiangsu Jingdong Bangneng,  Suqian Limao, Shanghai Jingdong Daojia Youheng and Jiangsu Jingdong Saide, and their respective shareholders, including: equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operation agreements, exclusive purchase option agreements and loan agreements. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements and Jiangsu Yuanzhou Agreements, unless otherwise described below.

On December 5, 2014, Jingdong Century entered into a business operation agreement with Beijing Jiasheng and its shareholders. Pursuant to the business operation agreement, Beijing Jiasheng’s shareholders must appoint the candidates nominated by Jingdong Century to be the directors on its board of directors in accordance with applicable laws and the articles of association of Beijing Jiasheng, and must cause the persons recommended by Jingdong Century to be appointed as its general manager, chief financial officer and other senior executives. Bejing Jiasheng and its shareholders also agree to accept and strictly follow the guidance provided by Jingdong Century from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Beijing Jiasheng and its shareholders agree that Beijing Jiasheng will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the amendment of Beijing Jiasheng’s articles of association, without the prior consent of Jingdong Century’s respective designees. Unless otherwise terminated early by Jingdong Century, the agreement will remain effective until Beijing Jiasheng is dissolved according to the PRC law. On December 8, 2014, August 7, 2015 and January 7, 2016, Jingdong Century entered into a business operation agreement with each of Beijing Yuanyi, Jiangsu Jingdong Bangneng and Jiangsu Jingdong Saide and their respective shareholders, respectively. On December 10, 2015 and January 26, 2016, we, through two other different subsidiaries, entered into a business operation agreement with each of Shanghai Jingdong Daojia Youheng and Suqian Limao and their respective shareholders, respectively. Each of these business operation agreements contains terms substantially the same as the business operation agreement for Beijing Jiasheng.

Under the applicable loan agreements, we, through the applicable subsidiary, extended loans in an aggregate amount of RMB1.0 million (US$0.2 million) to the shareholders of Beijing Jiasheng, RMB1.3 million (US$0.2 million) to the shareholders of Beijing Yuanyi, and RMB80.0 million (US$12.3 million) to the shareholders of Jiangsu Jingdong Bangneng, and have agreed to extend RMB50.0 million (US$7.7 million) to the shareholders of  Jiangsu Jingdong Saide, RMB1.0 million (US$0.2 million) to the shareholders of Suqian Limao, and RMB100,000 (US$15,437) to the shareholders of Shanghai Jingdong Daojia Youheng.

D.                                  Property, Plant and Equipment

Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own the office building with an aggregate floor area of approximately 280,000 square meters. We lease our other offices in Beijing and regional office in 13 other cities with an aggregate floor area of approximately 116,000 square meters.

We own our national customer service center in Suqian, which, together with our own data center in Suqian, have an aggregate floor area of approximately 70,000 square meters. We lease our customer service center in Chengdu and Yangzhou with an aggregate floor area of approximately 40,000 square meters.

As of December 31, 2015, we operated fulfillment centers in 7 cities, front distribution centers in 19 cities and standalone warehouses for bulky items in another 24 cities, as well as 5,367 delivery stations and pickup stations in 2,356 counties and districts across China. We own the initial phase of our warehouse in Shanghai launched in October 2014, and our custom-designed warehouses in Guangzhou, Wuhan, Guiyang and Shenyang launched in the second half of 2015.  We lease the other warehousing facilities we currently have in operation.

The table below gives additional details about our fulfillment centers as of December 31, 2015:

Location	Gross Floor Area	Use
	(sq. m.)
Fulfillment centers
Beijing	631,150	22 warehouses and 1 bulky item warehouse
Shanghai	601,625	23 warehouses and 1 bulky item warehouse
Wuhan	346,803	22 warehouses and 1 bulky item warehouse
Guangzhou	595,030	25 warehouses and 1 bulky item warehouse
Chengdu	215,040	15 warehouses and 1 bulky item warehouse
Shenyang	173,040	11 warehouses and 1 bulky item warehouse
Xi’an	187,724	10 warehouse and 1 bulky item warehouse

In addition to the above, we also operated front distribution centers in additional 19 cities with aggregate gross floor area of approximately 667,208 square meters, each consisting of one to two warehouses stocking products that are in high demand with high turnover, and one warehouse for bulky items, as well as additional warehouses in other 24 cities with aggregate gross floor area of 752,990 square meters as of December 31, 2015.

We plan to expand our nationwide fulfillment network by leasing or purchasing additional facilities across China over the next several years. As of December 31, 2015, we had land use rights in 12 cities, including Beijing, Shanghai, Guangzhou, Wuhan, Shenyang, Kunshan, Guiyang, Suqian, Chongqing, Xi’an, Nanjing and Tianjin, to build our own warehouses. We launched the initial phase of the custom-designed warehouse in Shanghai in October 2014, comprising a total floor space of approximately 100,000 square meters. During the second half of 2015, we launched the first phase of warehouses in Guangzhou, and others in Wuhan, Guiyang and Shenyang with an aggregate total floor space of approximately 250,000 square meters. In addition, we are in the process of constructing the remaining phases of warehouses in Shanghai and Guangzhou, and additional custom-designed warehouses in Beijing, Chongqing and Kunshan. The highly automated and efficient warehouse will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB3.2 billion (US$0.5 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2015.

We have acquired land use rights in Beijing to build our new headquarters. The phase one construction of the new office buildings was completed in the third quarter of 2015. As of December 31, 2015, we had paid an aggregate of approximately RMB1.5 billion (US$0.2 billion) for the acquisition of land use rights and construction of the office buildings.

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

A.            Operating Results

Overview

We are the largest online direct sales company in China in terms of transaction volume, with a 56.9% market share in the third quarter of 2015, according to iResearch. Our core GMV increased from RMB125.5 billion in 2013 to RMB242.5 billion in 2014 and further to RMB446.5 billion (US$68.9 billion) in 2015. We believe we are also the largest retailer in China in terms of net revenues in 2015.

Our primary business model is online direct sales, where we acquire products from suppliers and sell them directly to our customers through our website and mobile applications. We also operate an online marketplace, whereby third-party sellers sell products to customers through our website and mobile applications and these sellers may also use our fulfillment and other value-added services. We also offer other services such as advertising, transaction processing and financing.

Our business has grown substantially in recent years. The number of products we offer has grown rapidly. We had 47.4 million, 90.6 million and 155.0 million active customer accounts from our core business and fulfilled approximately 323.3 million, 651.9 million and 1,263.1 million orders from our core business in 2013, 2014 and 2015, respectively. Our total net revenues increased from RMB69.3 billion in 2013 to RMB115.0 billion in 2014 and further to RMB181.3 billion (US$28.0 billion) in 2015. We had net losses of RMB0.05 billion, RMB5.0 billion and RMB9.4 billion (US$1.4 billion) in 2013, 2014 and 2015, respectively.

Due to the PRC legal restrictions on foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products and certain other businesses in China, we conduct the relevant parts of our operations through eight consolidated variable interest entities. We have contractual arrangements with these entities and their shareholders that enable us to effectively control and receive substantially all of the economic benefits from the entities. Accordingly, we consolidate the results of these entities in our financial statements.

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

JD.com, Inc., the holding company that is listed on NASDAQ, has no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly-owned PRC subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion, which are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2015, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB20,261 million (US$3,128 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

•                  our ability to effectively invest in our fulfillment infrastructure and technology platform; and

•                  our ability to conduct and manage strategic investments and acquisitions.

Our Ability to Increase Active Customer Accounts and Orders from Customers

Growth in the number of our active customer accounts and orders are key drivers of our revenue growth. Our annual active customer accounts from our core business increased from 47.4 million in 2013 to 90.6 million in 2014 and further to 155.0 million in 2015. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in attracting new orders from existing customer accounts. During the same period, total orders we fulfilled for our core business also increased substantially from approximately 323.3 million in 2013 to 651.9 million in 2014 and further to 1,263.1 million in 2015.

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

We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, those customer accounts that were active in 2008 increased their average number of purchases each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012, 16.6 in 2013, 18.7 in 2014 and 21.8 in 2015.

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We commenced our e-commerce business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party sellers on our online marketplace. We offer a wide range of products and services and aim to provide one-stop shopping to maximize our wallet share. Our mix of products and services also affects our gross margin. Different products have different gross margins but the commissions and service fees that we earn from third-party sellers and the other services that we offer have the highest gross margins, since they have no associated cost of revenues. The split between our online direct sales business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Core GMV from our online direct sales increased from RMB93.7 billion in 2013 to RMB159.3 billion in 2014 and further to RMB255.6 billion (US$39.4 billion) in 2015. Core GMV from our online marketplace increased from RMB31.8 billion in 2013 to RMB83.2 billion in 2014, and further to RMB190.9 billion (US$29.5 billion) in 2015. We intend to further expand our selection of general merchandise products, attract more third-party sellers to our online marketplace, and provide more fulfillment and other value-added services to third-party sellers and others. Our core GMV from general merchandise and other products represented 36.4%, 42.8% and 48.7% of our total GMV in 2013, 2014 and 2015, respectively. The following table presents the core GMV of the electronics and home appliances products and general merchandise and others sold through our online direct sales and online marketplace by amounts and as percentages of core GMV for each of the periods presented:

	For the Year Ended December 31,
	2013		2014		2015
	RMB		RMB		RMB
	(in billions, except for percentages)
Core GMV:
Electronics and home appliances products	79.8	63.6%	138.6	57.2%	228.9	51.3%
General merchandise and others	45.7	36.4%	103.9	42.8%	217.6	48.7%
Total	125.5	100.0%	242.5	100.0%	446.5	100.0%

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

As of December 31, 2015, our nationwide fulfillment infrastructure employed a total of 74,883 warehouse and delivery personnel, and we also employed 7,525 IT professionals to monitor, maintain, upgrade and develop the technology platform that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2013, 2014 and 2015, while the fulfillment expenses as a percentage of our total net revenues increased from 5.9% in 2013 to 7.0% in 2014 and further increased to 7.7% in 2015. Personnel costs are the largest component of our fulfillment costs and of our technology and content costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations.  We expect our fulfillment expenses to increase both in absolute amount and as a percentage of our total net revenues in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure included a warehouse network of 213 warehouses with an aggregate gross floor area of approximately 4 million square meters in 50 cities and 5,367 delivery stations and pickup stations in 2,356 counties and districts across China as of December 31, 2015. We have acquired land use rights to over three million square meters of land in 12 cities in China. We plan to continue to build large scale, custom-designed warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, reduce our reliance on leased warehouses, decrease our rental expenses over time, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party sellers using our fulfillment services. We had paid an aggregate of approximately RMB3.2 billion (US$0.5 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2015.  In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform during the same periods. To enhance our technology platform, we intend to further invest in technology, including initiatives to provide innovative features, solutions and services to customers and suppliers, while increasing our operational efficiency.

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. For example, in November 2015, we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired and an impairment charge of RMB2.6 billion (US$0.4 billion) was recorded in the fourth quarter of 2015. In addition, the remaining balance of the intangible assets arising from the acquisition, which amounted to RMB0.2 billion (US$0.02 billion) as of December 31, 2015, was also impaired.  Moreover, we share the results of the investments which we account for as equity investees. In 2015, our share of results of equity investees was RMB3.1 billion (US$0.5 billion), primarily attributable to impairment of investment in Bitauto and losses picked up from our equity method investments.  In the fourth quarter of 2015, based on an assessment of other-than-temporary impairment by considering the degree and severity of the continued decline in Bitauto’s share price, we recorded a RMB2.9 billion (US$0.4 billion) charge to write down the investment in Bitauto to its fair value of RMB2.9 billion (US$0.4 billion) based on Bitauto’s quoted closing stock price of US$28.28 per ADS as of December 31, 2015. Such impairment charges had an adverse impact on our profitability in the fourth quarter of 2015.  We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Online direct sales:
Electronics and home appliances products	56,814	81.9	90,890	79.0	134,346	20,740	74.1
General merchandise products	10,204	14.7	17,659	15.4	33,375	5,152	18.4
Total	67,018	96.6	108,549	94.4	167,721	25,892	92.5
Services and others	2,322	3.4	6,453	5.6	13,566	2,094	7.5
Total	69,340	100.0	115,002	100.0	181,287	27,986	100.0

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

Operating Expenses

Operating expenses consist primarily of cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues	62,496	90.1	101,631	88.4	157,008	24,238	86.6
Fulfillment	4,109	5.9	8,067	7.0	13,921	2,149	7.7
Marketing	1,590	2.3	4,010	3.5	7,736	1,194	4.3
Technology and content	964	1.4	1,836	1.6	3,454	533	1.9
General and administrative	760	1.1	5,260	4.6	2,877	444	1.6
Impairment of goodwill and intangible assets	—	—	—	—	2,750	425	1.5
Total	69,919	100.8	120,804	105.1	187,746	28,983	103.6

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

Our gross margin is affected by our scale and by the mix of our net revenues, particularly between products and services and others. We expect our gross margin to increase as we further optimize our product mix and provide more value-added services and as our online marketplace grows. The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in millions, except for percentages)
Gross profit(1)	6,844	13,371	24,279	3,748
Gross margin	9.9%	11.6%	13.4%	13.4%

(1)         Gross profit is net revenues minus cost of revenues.

Our fulfillment expenses primarily consist of (i) expenses incurred in operating our fulfillment and customer service centers, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products and (iii) rental expenses of leased warehouses, delivery and pickup stations. We expect our fulfillment expenses to increase both in absolute amount and as a percentage of our total net revenues in the near run, as we invest in new businesses, hire additional fulfillment personnel, build and lease new warehouses and establish more delivery stations to penetrate lower tier cities and to meet our anticipated growth in sales volume and ensure satisfactory customer experience. We plan to make our fulfillment operations more efficient by setting up large customized warehouse facilities to make full use of the available space, improve the pick-and-pack workflow efficiency, accommodate greater product selection and minimize order splitting.

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

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions. As we hire additional management talents and invest in new businesses, our general and administrative expenses are expected to increase. In the first quarter of 2014, we granted 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, and we incurred share-based compensation expenses in an amount of RMB3,685 million (US$569 million) in this quarter, which materially increased our general and administrative expenses for the quarter. In May 2015, we granted Mr. Liu an option to acquire a total of 26,000,000 Class A ordinary shares, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date, and incurred share-based compensation expenses of RMB240 million (US$37 million) in 2015 in connection with this grant.

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

China

Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except that a few entities in our group benefit from a preferential tax rate of 15% as they are qualified as a “High and New Technology Enterprise” or conduct business in certain encouraged sectors or areas. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If the relevant Hong Kong entity satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entity would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues:
Online direct sales	67,018	96.6	108,549	94.4	167,721	25,892	92.5
Services and others	2,322	3.4	6,453	5.6	13,566	2,094	7.5
Total net revenues	69,340	100.0	115,002	100.0	181,287	27,986	100.0
Operating expenses(1)
Cost of revenues	(62,496)	(90.1)	(101,631)	(88.4)	(157,008)	(24,238)	(86.6)
Fulfillment	(4,109)	(5.9)	(8,067)	(7.0)	(13,921)	(2,149)	(7.7)
Marketing	(1,590)	(2.3)	(4,010)	(3.5)	(7,736)	(1,194)	(4.3)
Technology and content	(964)	(1.4)	(1,836)	(1.6)	(3,454)	(533)	(1.9)
General and administrative	(760)	(1.1)	(5,260)	(4.6)	(2,877)	(444)	(1.6)
Impairment of goodwill and intangible assets	—	—	—	—	(2,750)	(425)	(1.5)
Total operating expenses	(69,919)	(100.8)	(120,804)	(105.1)	(187,746)	(28,983)	(103.6)
Loss from operations	(579)	(0.8)	(5,802)	(5.1)	(6,459)	(997)	(3.6)
Other income/(expense):
Share of results of equity investees	—	—	—	—	(3,134)	(484)	(1.7)
Interest income	344	0.5	638	0.6	415	64	0.2
Interest expense	(8)	(0.0)	(29)	(0.0)	(83)	(13)	(0.0)
Others, net	193	0.3	216	0.2	(141)	(21)	(0.1)
Loss before tax	(50)	(0.0)	(4,977)	(4.3)	(9,402)	(1,451)	(5.2)
Income tax benefits/(expenses)	0	0.0	(19)	(0.0)	14	2	0.0
Net loss	(50)	(0.0)	(4,996)	(4.3)	(9,388)	(1,449)	(5.2)

(1)         Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(81)	(129)	(185)	(28)
Marketing	(9)	(24)	(50)	(8)
Technology and content	(33)	(79)	(234)	(36)
General and administrative	(138)	(4,018)	(725)	(112)

Years Ended December 31, 2015 and 2014

Net Revenues.  Our total net revenues increased by 57.6% from RMB115,002 million in 2014 to RMB181,287 million (US$27,986 million) in 2015, with increases in both categories of net revenues.

The increase in our total net revenues was primarily due to the growth in our annual active customer accounts from core business from 90.6 million in 2014 to 155.0 million in 2015 and the growth in the number of orders we fulfilled for our core business from approximately 651.9 million in 2014 to approximately 1,263.1 million in 2015.

Operating Expenses.  Our total operating expenses increased by 55.4% from RMB120,804 million in 2014 to RMB187,746 million (US$28,983 million) in 2015. This increase was due to increases in our cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses and impairment of goodwill and intangible assets.

•                  Cost of revenues.  Our cost of revenues increased by 54.5% from RMB101,631 million in 2014 to RMB157,008 million (US$24,238 million) in 2015. This increase reflects the increase in our volume of online direct sales and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers. Our gross profit increased by 81.6% from RMB13,371 million in 2014 to RMB24,279 million (US$3,748 million) in 2015, primarily due to the overall increase in the scale of our business. Our gross margin increased from 11.6% in 2014 to 13.4% in 2015, primarily due to the increase in net revenues from services and others attributable to our online marketplace and our provision of online marketing services.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 72.6% from RMB8,067 million in 2014 to RMB13,921 million (US$2,149 million) in 2015. This increase was primarily due to the expansion of delivery services provided to merchants on our marketplace and an increase in compensation costs relating to fulfillment expenses from RMB4,111 million in 2014 to RMB7,289 million (US$1,125 million) in 2015, which was due in turn to the increase in the number of our fulfillment employees from 58,913 as of December 31, 2014 to 89,879 as of December 31, 2015, as well as higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB1,290 million in 2014 to RMB2,059 million (US$318 million) in 2015 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, (ii) an increase in the rental expenses for our fulfillment infrastructure from RMB715 million in 2014 to RMB1,243 million (US$192 million) in 2015, which was primarily due to the increase in the aggregate gross floor area leased in 2015, and (iii) to an increase in payment processing charges from RMB435 million in 2014 to RMB613 million (US$95 million) in 2015 as our volume of sales increased.

•                  Marketing expenses.  Our marketing expenses increased by 92.9% from RMB4,010 million in 2014 to RMB7,736 million (US$1,194 million) in 2015. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels, from RMB2,781 million in 2014 to RMB5,721 million (US$883 million) in 2015 as we continued to enhance our brand recognition and to promote JD Finance products and O2O services.

•                  Technology and content expenses.  Our technology and content expenses increased by 88.1% from RMB1,836 million in 2014 to RMB3,454 million (US$533 million) in 2015. This increase was primarily due to the increase in the headcount of our technology employees from 5,076 as of December 31, 2014 to 7,525 as of December 31, 2015, which involved the addition of research and development talent and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile, big data and cloud computing technologies.

•                  General and administrative expenses. Our general and administrative expenses decreased by 45.3% from RMB5,260 million in 2014 to RMB2,877 million (US$444 million) in 2015. This decrease was primarily due to a decrease in share-based compensation expenses from RMB4,018 million to RMB725 million (US$112 million) in 2015, which was primarily attributable to our grant of 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, in the first quarter of 2014, partially offset by an increase in staff cost associated with the increase in headcount of general and administrative employees from 3,011 as of December 31, 2014 to 4,838 as of December 31, 2015.

•                  Impairment of goodwill and intangible assets. Our impairment of goodwill and intangible assets was RMB2,750 million (US$425 million) in 2015, compared to nil last year, primarily attributable to the impairment related to Paipai.com, which had ceased business operations as of December 31, 2015.

Share of results of equity investees.  Share of results of equity investees was RMB3,134 million loss (US$484 million) in 2015, compared to nil last year. This increase was primarily due to losses picked up from our equity method investments and impairment of investment in Bitauto recognized during the year.

Interest Income.  Our interest income decreased from RMB638 million in 2014 to RMB415 million (US$64 million) in 2015, primarily due to our use of cash for operating and investing activities.

Others, Net.  Others, net was RMB216 million income in 2014 and RMB141 million (US$21 million) loss in 2015. This loss was primarily attributable to impairment of certain investments recognized during the year.

Net Loss.  As a result of the foregoing, we had a net loss of RMB9,388 million (US$1,449 million) in 2015, as compared to a net loss of RMB4,996 million in 2014.

Years Ended December 31, 2014 and 2013

Net Revenues.  Our total net revenues increased by 65.9% from RMB69,340 million in 2013 to RMB115,002 million in 2014, with increases in both categories of net revenues.

The increase in our total net revenues was primarily due to the growth in our annual active customer accounts from our core business from 47.4 million in 2013 to 90.6 million in 2014 and the growth in the number of orders we fulfilled for our core business from approximately 323.3 million in 2013 to approximately 651.9 million in 2014.

Operating Expenses.  Our total operating expenses increased by 72.8% from RMB69,919 million in 2013 to RMB120,804 million in 2014. This increase was due to increases in all of our operating expense line items.

•                  Cost of revenues.  Our cost of revenues increased by 62.6% from RMB62,496 million in 2013 to RMB101,631 million in 2014. This increase reflects the increase in our volume of online direct sales and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers. Our gross profit increased by 95.4% from RMB6,844 million in 2013 to RMB13,371 million in 2014, primarily due to the overall increase in the scale of our business. Our gross margin increased from 9.9% in 2013 to 11.6% in 2014, primarily due to the increase in net revenues from services and others attributable to our online marketplace and our provision of online marketing services.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 96.3% from RMB4,109 million in 2013 to RMB8,067 million in 2014. This increase was primarily due to the expansion of delivery services provided to merchants on our marketplace and an increase in compensation costs relating to fulfillment expenses from RMB2,005 million in 2013 to RMB4,111 million in 2014, which was due in turn to the increase in the number of our fulfillment employees from 32,953 as of December 31, 2013 to 58,913  as of December 31, 2014, as well as higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB794 million in 2013 to RMB1,290 million in 2014 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, (ii) an increase in the rental expenses for our fulfillment infrastructure from RMB422 million in 2013 to RMB715 million in 2014, which was primarily due to the increase in the aggregate gross floor area leased in 2014, and (iii) to an increase in payment processing charges from RMB235 million in 2013 to RMB435 million in 2014 as our volume of sales increased.

•                  Marketing expenses.  Our marketing expenses increased by 152.2% from RMB1,590 million in 2013 to RMB4,010 million in 2014. This increase was primarily due to an increase in our advertising expenditures, including offline and online advertising for the special promotional campaigns in June 2014 to celebrate our anniversary and during China’s online shopping festival in November 2014, from RMB1,491 million in 2013 to RMB2,781 million in 2014 as we continued to enhance our brand recognition and attract new purchases, as well as amortization of intangible assets related to our strategic cooperation with Tencent.

•                  Technology and content expenses.  Our technology and content expenses increased by 90.5% from RMB964 million in 2013 to RMB1,836 million in 2014. This increase was primarily due to the increase in the headcount of our technology employees from 2,720 as of December 31, 2013 to 5,076 as of December 31, 2014, which involved the addition of research and development talent after our transaction with Tencent in March 2014 and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile and big data technologies.

•                  General and administrative expenses. Our general and administrative expenses increased by 591.8% from RMB760 million in 2013 to RMB5,260 million in 2014. This increase was primarily due to an increase in share-based compensation expenses from RMB138 million in 2013 to RMB4,018 million in 2014, which was primarily attributable to our grant of 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, in the first quarter of 2014. The increase was also due to an increase in staff cost associated with the increase in headcount of general and administrative employees from 2,372 as of December 31, 2013 to 3,011 as of December 31, 2014, as well as amortization of intangible assets related to our strategic cooperation with Tencent.

Interest Income.  Our interest income increased from RMB344 million in 2013 to RMB638 million in 2014. This increase was primarily due to the larger cash balance we held in 2014, which was attributable primarily to the proceeds from our initial public offering and private issuances of ordinary shares.

Others, Net.  Others, net, increased from RMB193 million in 2013 to RMB216 million in 2014. This increase was primarily attributable to the government financial incentives provided to us, which we recognized as income upon receipt of these financial incentives.

Net Loss.  As a result of the foregoing, we had a net loss of RMB4,996 million in 2014, as compared to a net loss of RMB50 million in 2013.

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

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiaries, including Jingdong Century, and our affiliated PRC entities, including, among others Jingdong 360 and Jiangsu Yuanzhou, and their respective shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of these PRC affiliates that most significantly impact their economic performance, and to obtain a majority of the residual returns of these entities. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate the results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

Non-controlling Interests

For our consolidated subsidiaries, variable interest entities and the subsidiaries of our variable interest entities, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to us as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated statements of operations and comprehensive loss to distinguish the interests from our interests.

Investment in Equity Investees

Investment in equity investees represent our investments in privately held companies and publicly traded companies. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which we have neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used.

Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in “share of results of equity investees” in our consolidated statements of operations and comprehensive loss and our share of post-acquisition movements in accumulated other comprehensive income is recognized in “shareholders’ equity.” We record our share of the results of equity investments in publicly listed companies one quarter in arrears. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds our interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, we carry the investment at cost and recognize income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

We continually review our investment in equity investees to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Loan Receivables, net

Loan receivables consist primarily of micro loan services to small and medium size enterprises that are merchants on our online marketplace and qualified individual customers. Such amounts are recorded at the principal amount less allowance for doubtful accounts relating to micro loans, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to micro loans represents our best estimate of the losses inherent in the outstanding portfolio of loans. The loan periods extended by us to merchants and individual customers generally range from one day to six months. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of loans. As of December 31, 2015, allowance for doubtful accounts relating to micro loans was insignificant.

Investment Securities

We invest in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. We assess our available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in our consolidated statement of operations and comprehensive loss. The fair value of the investment would not be adjusted for subsequent recoveries in fair value.

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

Inventories

Inventories are primarily accounted for using the weighted average cost method and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in our estimates and assumptions may cause us to realize material write-downs in the future. As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2015, we would have recorded an additional cost of sales of approximately RMB205 million (US$32 million).

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

During the years ended December 31, 2013, 2014 and 2015, management monitored the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test. In November 2015 we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired and an impairment charge of RMB2.6 billion (US$0.4 billion) was recorded in the fourth quarter of 2015.

Nonrecourse securitization debt

We periodically securitize accounts receivables and loans arising from our consumer and supply chain financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to us and are payable only out of collections on their respective underlying collateralized assets. The securitization vehicles are considered consolidated variable interest entities based upon the applicable accounting guidance, and the asset-backed debt securities issued by the securitization vehicles are reported as current and non-current liabilities in our consolidated balance sheets based on their respective expected repayment dates. While the contractual maturity of the asset-backed debt securities is in 2019, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2014 and 2015, the collateralized accounts receivables and loans were nil and RMB4,320 million (US$667 million), respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2015 was approximately 5.30%.

Share-Based Compensation

We grant non-vested ordinary shares, restricted share units and share options to eligible employees, non-employee consultants and our founder and account for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based awards and the founder’s share-based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required, or (b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

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

If a share-based award is modified after the grant date, we evaluate for such modifications in accordance with ASC 718 Compensation — Stock Compensation and the modification is determined to be a probable-to-probable (Type 1) modification, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award.

Non-vested ordinary shares and restricted share units

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

Share options

Management is responsible for determining the fair value of options granted to employees and our founder and considered a number of factors including valuations.

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2013, 2014 and 2015 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

Our share-based compensation expense is measured at the fair value of the awards as calculated under the Binomial option-pricing model. Assumptions used in the Binomial Model are presented below:

	2013	2014	2015

Expected volatility(1)	47%~50%	52%~53%	33%~50%
Risk-free interest rate (per annum)(2)	1.83%~2.91%	2.42%~3.50%	2.17%~2.79%
Exercise multiples(3)	2.8	2.8	2.0~2.8
Expected dividend yield(4)	—	—	—
Expected term (in years)(5)	7.4~10.0	10.0	10.0

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

Share-based Compensation of Subsidiaries

Determination of estimated fair value of our subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to our subsidiaries. We, with the assistance of an independent valuation firm, evaluated the use of two generally accepted valuation approaches. The income approach is used if a revenue model had been established, the market approach is used if information from comparable companies had been available, or a weighted blend of these two approaches is used if more than one is applicable, to estimate our subsidiaries’ enterprise value for purposes of recording stock-based compensation.

In October 2015, JD Finance adopted a 2015 Share Incentive Plan, which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of JD Finance to its employees, directors and consultants. In 2015, we granted restricted shares units of JD Finance equivalent to approximately 7.25% of the subsidiary’s ordinary shares on a fully diluted basis. Share-based compensation expenses related to the grants recorded in year 2015 were RMB95.7 million (US$14.8 million).

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

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering and during the past three fiscal years with the assistance from an independent valuation firm:

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

In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2013, 2014 and 2015, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. We are currently evaluating the impact of the adoption in our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis,” which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We do not expect the adoption to have a material impact in our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330),” which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU is effective for reporting periods after December 15, 2016, with early adoption permitted. We do not expect the adoption to have a material impact in our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income taxes (Topic 740),” which amends the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheets. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. We do not expect the adoption to have a material impact in our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which introduces a new lessee model that brings substantially all leases in the balance sheets. This standard will be effective for us beginning the first quarter of fiscal year 2019. We are currently evaluating the impact of this new guidance in our consolidated financial statements.

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

As of December 31, 2015, we had a total of RMB22.8 billion (US$3.5 billion) in cash and cash equivalents, restricted cash and short-term investments. This included primarily US$1.3 billion in an offshore US$ account with a Chinese bank, RMB12.6 billion (US$1.9 billion) and US$1.4 million in China, RMB275.5 million (US$42.5 million), HK$40.7 million (US$5.2 million) and US$145.1 million in Hong Kong and US$38.2 million in the Singapore. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less. As of December 31, 2015, we had one-year revolving lines of credit for an aggregate amount of RMB14.1 billion (US$2.2 billion) from several Chinese commercial banks. We had RMB8.8 billion (US$1.4 billion) outstanding under these revolving lines of credit as of December 31, 2015.

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

Our net inventories have increased significantly in recent periods, from RMB6.4 billion as of December 31, 2013 to RMB12.2 billion as of December 31, 2014 and further to RMB20.5 billion (US$3.2 billion) as of December 31, 2015. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 34.2 days in 2013, 34.8 days in 2014 and 36.9 days in 2015. Annual inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues and then multiplied by the number of days during the year. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our online direct sales business and those to third-party sellers on our online marketplace. As of December 31, 2013, 2014 and 2015, our accounts payable amounted to RMB11.0 billion, RMB16.4 billion and RMB29.8 billion (US$4.6 billion), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our online direct sales business and the related increase in products sourced from our suppliers, as well as the growth in the scale of operations of our online marketplace. From late 2013, we started to provide supply chain financing to our suppliers of online direct sales business. As of December 31, 2013, 2014 and 2015, the balances of financing we provided to our suppliers amounted to RMB0.1 billion, RMB1.5 billion and RMB4.7 billion (US$0.7 billion), respectively. Our annual accounts payable turnover days for our online direct sales business excluding the impact from supply chain financing were 42.2 days in 2013, 40.9 days in 2014 and 44.6 days in 2015. Annual accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues and then multiplied by the number of days during the year.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2013, 2014 and 2015, our accounts receivable amounted to RMB0.5 billion, RMB2.4 billion and RMB9.5 billion (US$1.5 billion), respectively. These increases were primarily due to a significant growth in our sales volumes as well as the credit we extended for our financial products. From early 2014, we started to provide consumer financing to our customers. As of December 31, 2013, 2014 and 2015, the balances of current portion of financing provided to our customers that affected accounts receivable balances amounted to nil, RMB1.1 billion and RMB7.7 billion (US$1.2 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 3.0 days in 2013, 2.9 days in 2014 and 3.2 days in 2015. Annual accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues and then multiplied by the number of days during the year.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	3,570	1,015	(1,812)	(280)
Net cash used in investing activities	(2,671)	(13,203)	(2,283)	(352)
Net cash provided by financing activities	2,795	18,392	4,700	726
Effect of exchange rate changes on cash and cash equivalents	(59)	(101)	344	53
Net increase in cash and cash equivalents	3,635	6,103	949	147
Cash and cash equivalents at beginning of year	7,177	10,812	16,915	2,611
Cash and cash equivalents at end of year	10,812	16,915	17,864	2,758

Operating Activities

Net cash used in operating activities in 2015 was RMB1,812 million (US$280 million). In 2015, the principal items accounting for the difference between our net cash used in operating activities and our net loss were certain non-cash expenses, principally share of results of equity investees of RMB3,134 million (US$484 million), impairment of goodwill and intangible assets of RMB2,750 million (US$425 million), depreciation and amortization of RMB2,619 million (US$404 million) and share-based compensation of RMB1,194 million (US$184 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB13,113 million (US$2,024 million), an increase in accrued expenses and other current liabilities of RMB2,207 million (US$341 million) and an increase in advance from customers of RMB2,507 million (US$387 million), partially offset by an increase in inventories of RMB8,349 million (US$1,289 million) and an increase in accounts receivable of RMB7,395 million (US$1,142 million). The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the growth of our business as well as the credit we extended for our financial products.

Net cash provided by operating activities in 2014 was RMB1,015 million. In 2014, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally share-based compensation of RMB4,250 million and depreciation and amortization of RMB1,651 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB4,903 million, an increase in accrued expenses and other current liabilities of RMB2,988 million and an increase in advance from customers of RMB2,611 million, partially offset by an increase in inventories of RMB5,805 million an increase in accounts receivable of RMB2,005 million and an increase in prepayments and other current assets RMB1,211 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits as well as the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the consumer financing we started providing to our selected customers as part of our internet financing initiatives in 2014. The increase in prepayments and other current assets was attributable to the receivables on behalf of our employees in relation to the exercise of options or pursuant to other awards.

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

Investing Activities

Net cash used in investing activities in 2015 was RMB2,283 million (US$352 million), consisting primarily of the purchase of short-term investments, investment in equity investees and investment securities, purchases of property, equipment and software, cash paid for construction in progress and cash paid for business combinations, partially offset by the maturity of short-term investments.

Net cash used in investing activities in 2014 was RMB13,203 million, consisting primarily of the purchase of short-term investments along with purchases of property, equipment and software and cash paid for construction in progress, partially offset by the maturity of short-term investments, as well as net cash acquired from business combinations.

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

Financing Activities

Net cash provided by financing activities in 2015 was RMB4,700 million (US$726 million), consisting primarily of proceeds from short-term bank loans and nonrecourse securitization debt partially offset by the repayment of short-term bank loans.

Net cash provided by financing activities in 2014 was RMB18,392 million, consisting of proceeds from our initial public offering and private issuances of ordinary shares, as well as proceeds from short-term bank loans, partially offset by the repayment of short-term bank loans.

Net cash provided by financing activities in 2013 was RMB2,795 million, consisting of proceeds from the issuance of ordinary shares and proceeds from short-term bank loans, partially offset by the repayment of short-term bank loans.

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2015, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB20,261 million (US$3,128 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital Expenditures

We made capital expenditures of RMB1,292 million, RMB2,902 million and RMB5,300 million (US$818 million) in 2013, 2014 and 2015, respectively. In 2013, our capital expenditures mainly included our payment for the purchase of land use rights for premises on which we plan to construct warehouses and office buildings, our payment for construction in progress, and our payment for the purchase of property, equipment and software and other intangible assets. Our capital expenditures for 2014 and 2015 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our new office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth.

C.            Research and Development

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. We employed 7,525 IT professionals to design, develop and operate our technology platform as of December 31, 2015.

In the three years ended December 31, 2013, 2014 and 2015, our technology and content expenses, including share-based compensation expenses for research and development staff, were RMB964 million, RMB1,836 million and RMB3,454 million (US$533 million), respectively. Our technology and content expenses consist primarily of payroll and related expenses for IT professionals involved in developing and maintaining our technology platform and website, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.            Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments(1)
Rental expenses	3,577,698	1,355,914	1,404,359	576,375	241,050
Bandwidth leasing	623,711	240,386	287,835	95,490	—
Capital commitments(2)	1,289,609	1,289,609	—	—	—
Equity investment commitment(3)	4,306,708	4,306,708	—	—	—
Long-term debt obligations(4)	3,333,542	579,843	2,753,699	—	—
Total	13,131,268	7,772,460	4,445,893	671,865	241,050

(1)         Our operating lease obligations relate to our leases of offices and fulfillment centers and our lease of bandwidth and data centers.

(2)         Our capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are to be paid in the following years according to the construction progress.

(3)         In August 2015, we entered into definitive agreements with Yonghui, pursuant to which we will subscribe for newly issued ordinary shares of Yonghui with a total consideration of RMB4.31 billion (US$665 million). The transaction is subject to certain approval from regulatory authority and other customary closing conditions. Upon the completion of the transaction, which is expected to close in the first half of 2016, we will hold a 10% equity interest in Yonghui.

(4)         Our long-term debt obligations are mainly nonrecourse securitization debt, which consists primarily of debt securities issued in connection with securitization of certain financial assets.

Item 6.                   Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	43	Chairman of the Board of Directors and Chief Executive Officer
Martin Chiping Lau	43	Director
Ming Huang	52	Independent Director
Louis T. Hsieh	51	Independent Director
David Daokui Li	52	Independent Director
Haoyu Shen	45	Chief Executive Officer of JD Mall
Ye Lan	46	Chief Public Affairs Officer
Yu Long	40	Chief Human Resources Officer and General Counsel
Sidney Xuande Huang	50	Chief Financial Officer
Shengqiang Chen	39	Chief Executive Officer of JD Finance
Chen Zhang	52	Chief Technology Officer

Richard Qiangdong Liu has been our chairman and chief executive officer since our inception. Mr. Liu has over 15 years of experience in the retail and e-commerce industries. In June 1998, Mr. Liu started his own business in Beijing, which was mainly engaged in the distribution of magneto-optical products. In January 2004, Mr. Liu launched his first online retail website. He founded our business later that year and has guided our development and growth since then. In December 2011, Mr. Liu received the prestigious award “2011 China Economic Person of the Year” from CCTV, China’s largest nationwide television network. Mr. Liu has received numerous other awards for his achievements in the e-commerce industry in China, such as “2011 Chinese Business Leader” and Fortune China’s “2012 Chinese Businessman.” Mr. Liu received a bachelor’s degree in sociology from Renmin University of China in Beijing and an EMBA degree from the China Europe International Business School.

Martin Chiping Lau has served as our director since March 2014. Mr. Lau is president and executive director of Tencent Holdings Limited, a provider of comprehensive internet services serving the largest online community in China and listed on Hong Kong Stock Exchange. In 2007, Mr. Lau was appointed as an executive director of Tencent. In 2006, Mr. Lau was promoted as the president of Tencent to manage the day-to-day operation of Tencent. In February 2005, he joined Tencent as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau also serves as a non-executive director of Kingsoft Corporation Limited, an internet based software developer, distributor and software service provider listed on Hong Kong Stock Exchange, and a director of Leju Holdings Limited, an online-to-offline real estate services provider in China listed on the NYSE. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan, a master of science degree in electrical engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

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

Louis T. Hsieh has served as our independent director since May 2014. Mr. Hsieh has served as the director of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE, since March 2007, and served as its chief financial officer from December 2005 to April 2015 and its president from May 2009 to January 2016. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of United Information Technologies, a leading Chinese storage solutions company. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Haoyu Shen has served as the chief executive officer of JD Mall, our B2C business group, since April 2014. From August 2011 to April 2014, he was our chief operating officer, in charge of our entire supply chain management and customer service functions. Mr. Shen has extensive experience across different countries and industries. Prior to joining us, Mr. Shen worked at Baidu, Inc., the leading Chinese language internet search provider, where he served as a senior vice president from January 2010 to July 2011 and the vice president of business operations from July 2007 to July 2010. From June 2001 to June 2007, Mr. Shen worked at American Express in New York as a director at the strategic planning and business development group, a vice president at the prepaid card group and a vice president at the U.S. consumer card group. Prior to that, Mr. Shen was a management consultant at McKinsey & Company from 1997 to 2000 and a financial analyst at Sinochem Group from 1992 to 1995. Mr. Shen received a bachelor’s degree in international finance from Renmin University of China in Beijing and an MBA degree from the University of Iowa. Mr. Shen is a CFA charterholder.

Ye Lan has served as our chief public affairs officer since August 2015, and is in charge of overseeing a number of key operational areas, including our public affairs team.  Prior to this role, he was our chief marketing officer from February 2012, and was in charge of our procurement, sales, marketing and public relationships functions. Mr. Lan has over 18 years of experience in sales and marketing in the Greater China region. Prior to joining us, Mr. Lan was an executive vice president for the China region at Acer Group, a Taiwan-based electronics company, from October 2010 to February 2012. Mr. Lan was the president and the chief executive officer of Founder Technology Group Corporation, a China-based computer producer listed on the Shanghai Stock Exchange, from October 2008 to September 2010. From 1993 to October 2008, Mr. Lan was at Lenovo Group, where he became the vice president responsible for the sales in the Greater China region. Mr. Lan received an EMBA degree from Tsinghua University in Beijing.

Yu Long (also known as Rain Long) has served as our chief human resources officer and general counsel since August 2012. Ms. Long has extensive experience in handling the legal affairs of U.S. listed companies and managing multinational companies. Prior to joining us, Ms. Long served as the general counsel and chief compliance officer of UTStarcom Holdings Corp., a provider of interactive, IP-based network solutions listed on NASDAQ, from November 2009 to July 2012. Prior to that, Ms. Long worked for several Chinese and multinational telecommunication companies, and last served as the APAC Legal Affairs Director for the Swiss stock market listed Myriad Group AG and was appointed by its head office to be the key member of its China Executive Management Team. Ms. Long received her bachelor’s degree in economic law from China Southwest Political and Law University in Chongqing and an EMBA from the China Europe International Business School. Ms. Long is a qualified attorney in the PRC.

Sidney Xuande Huang has served as our chief financial officer since September 2013. Prior to joining us, Mr. Huang was the chief financial officer of Pactera Technology International Ltd., a NASDAQ-listed IT services provider, and its predecessor company, VanceInfo Technologies Inc., from July 2006 to September 2013. He was also the co-president of VanceInfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to that, he was the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang is currently a director of Bitauto, an internet company listed on the NYSE. Mr. Huang obtained his masters of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Shengqiang Chen has served as the chief executive officer of JD Finance since September 2013. Mr. Chen has over 15 years of experience in finance and accounting management in China. Mr. Chen was our chief financial officer from March 2012 to September 2013, our finance vice president from January 2009 to March 2012 and our financial controller from April 2007 to December 2008. Mr. Chen received a bachelor’s degree in accounting from Beijing Technology and Business University and an MBA degree from Beijing Institute of Technology in Beijing and has completed his studies at the EMBA program of China Europe International Business School.

Chen Zhang has served as our chief technology officer since November 2015. Mr. Zhang joined us in April 2015 as senior vice president in charge of JD Mall’s research and development system. Prior to joining us, he was the president of Yahoo global research and development center in Beijing, responsible for the development of Yahoo’s global core platforms, such as its science driven advertising and personalization platforms, mobile and cloud platforms. He worked at Yahoo for 18 years, during which he was also responsible for the development of Yahoo Messenger. Mr. Zhang is currently a non-executive director of Kingdee International Software Group Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Zhang received a bachelor’s degree in computer science from East China Normal University and a master’s degree in computer science from Indiana University Bloomington.

B.            Compensation

In 2015, we paid an aggregate of approximately RMB15.3 million (US$2.4 million) in cash to our executive officers, and approximately US$0.2 million in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of December 31, 2015, we had an aggregate of 12,999,472 restricted shares, which are treated as non-vested ordinary shares under U.S. GAAP, 56,278,439 restricted share units and options to purchase an aggregate of 53,434,622 ordinary shares that had been granted to our directors, officers, employees and consultants and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant date.

In March 2014, we granted 93,780,970 immediately vested restricted share units to Mr. Richard Qiangdong Liu, our chairman and chief executive officer, pursuant to which we issued 93,780,970 ordinary shares to Max Smart Limited, a British Virgin Islands company wholly owned by Mr. Richard Qiangdong Liu, on May 22, 2014 immediately after the listing of our ADSs on NASDAQ. In May 2015, the board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. The number of restricted shares, restricted share units and options granted to each of our other directors and executive officers represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of the date of this annual report. The awards to our other directors and executive officers have two-year, four-year, five-year or six-year vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date.

In October 2015, JD Finance adopted a 2015 Share Incentive Plan, which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of JD Finance to its employees, directors and consultants. In 2015, we granted to JD Finance’s chief executive officer and certain other employees restricted shares units of JD Finance equivalent to approximately 7.25% of the subsidiary’s ordinary shares on a fully diluted basis.

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

Compensation Committee

Our compensation committee consists of Ming Huang and Martin Chiping Lau. Mr. Huang is the chairman of our compensation committee. We have determined that Mr. Huang and Mr. Lau satisfy the “independence” requirements of NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.            Employees

As of December 31, 2015, we had a total of 105,963 fulltime employees. We had a total of 68,109 employees as of December 31, 2014 and 38,325 employees as of December 31, 2013.

The following tables give breakdowns of our employees as of December 31, 2015, by function and by region:

Function	Number
Procurement	4,300
Warehouses	15,765
Delivery	59,118
Customer Service	10,696
Technology	7,525
Sales and Marketing	3,721
General and Administrative	4,838
TOTAL	105,963

Region	Number
Northeastern China	4,431
Northern China(1)	40,244
Eastern China(2)	21,727
Central China	6,897
Southern China	18,729
Southwestern China(3)	10,387
Northwestern China	3,548
TOTAL	105,963

(1)         Includes the employees at our national headquarters in Beijing.

(2)         Includes the employees at our customer service centers in Suqian and Yangzhou, Jiangsu.

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

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. In 2015, we recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform. We have established comprehensive training programs that cover such topics as our corporate culture, employee rights and responsibilities, team-building, professional behavior, job performance, management skills, leadership and executive decision-making. We have a special dedicated training facility, JD Corporate University, to further strengthen our internal training programs. As of December 31, 2015, over 400 management trainees had undergone our dedicated management training program. We have also sponsored certain senior and mid-level management to attend part-time MBA education. In November 2013, we set up a “Go to College at Jingdong” program in collaboration with external educational and training institutions, offering tailored courses to our employees and allowing them to obtain a college degree through online education. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees from top universities in the United States.

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

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2016 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,767,893,260 ordinary shares outstanding as of February 29, 2016, comprising of (i) 2,291,244,137 Class A ordinary shares, excluding the 25,863,390 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 476,649,123 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		%†		% of Aggregate Voting Power††
Directors and Executive Officers:
Richard Qiangdong Liu	27,937,566	(1)	421,507,423	(1)	449,444,989	(1)	16.2	(1)	80.9	(2)
Martin Chiping Lau(3)	—		—		—		—		—
Ming Huang	*		—		*		*		*
Louis T. Hsieh(4)	*		—		*		*		*
David Daokui Li(5)	*		—		*		*		*
Haoyu Shen	*		—		*		*		*
Ye Lan	*		—		*		*		*
Rain Yu Long	*		—		*		*		*
Sidney Xuande Huang	*		—		*		*		*
Shengqiang Chen	*		—		*		*		*
All Directors and Executive Officers as a Group	38,478,411		421,507,423		459,985,834		16.6		80.9	(2)

Principal and Selling Shareholders:
Max Smart Limited(6)	27,937,566		421,507,423		449,444,989		16.2		71.5
Huang River Investment Limited(7)	498,850,435		—		498,850,435		18.0		4.2
Hillhouse Capital Management, Ltd.(8)	245,217,184		—		245,217,184		8.9		2.1
Fortune Rising Holdings Limited(9)	—		55,141,700		55,141,700		2.0		9.3

*                 Less than 1% of our total outstanding ordinary shares.

**          Except for Mr. Martin Chiping Lau, Mr. Louis T. Hsieh and Mr. Daokui Li, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 2,767,893,260 on an as-converted basis as of February 29, 2016.

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

(1)         Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited, and (ii) 13,968,783 restricted ADSs, representing 27,937,566 Class A ordinary shares, owned by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (6) below. The ordinary shares beneficially owned by Mr. Liu do not include 55,141,700 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (9) below.

(2)         The aggregate voting power includes the voting power with respect to the 55,141,700 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (9) below.

(3)         Mr. Lau was appointed by Huang River Investment Limited. The business address of Mr. Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, P.R. China.

(4)         The business address of Mr. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, P.R. China.

(5)         The business address of Professor Li is School of Economics and Management, Tsinghua University, Beijing 100084, China.

(6)         Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited and (ii) 13,968,783 restricted ADSs, representing 27,937,566 Class A ordinary shares, owned by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)         Represents (i) 486,245,393 Class A ordinary shares held by Huang River Investment Limited, and (ii) 12,605,042 Class A ordinary shares in the form of ADSs purchased by Huang River Investment Limited or its affiliate in our public follow-on offering in December 2014. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Tencent Holdings Limited, a company listed on Hong Kong Stock Exchange. The registered address of Huang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)         Based on a Schedule 13G/A filed on February 16, 2016 by Hillhouse Capital Management, Ltd., or Hillhouse Capital, an exempted Cayman Islands company, with respect to the Class A ordinary shares held by Gaoling Fund, L.P. and YHG Investment, L.P. As the sole management company of Gaoling Fund, L.P. and sole general partner of YHG Investment, L.P., Hillhouse Capital is deemed to be the sole beneficial owner of, and to solely control the voting power of, the Class A ordinary shares held by Gaoling Fund, L.P. and YHG Investment, L.P. Through share ownership and as the President and Chief Investment Officer of Hillhouse Capital, Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital. Mr. Zhang disclaims beneficial ownership of all the Class A ordinary shares owned or controlled by Hillhouse Capital except to the extent of his pecuniary interest therein. The address of the business office of Hillhouse Capital is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong.

(9)         Represents 55,141,700 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

To our knowledge, as of February 29, 2016, a total of 1,817,092,527 class A ordinary shares were held by four record holders in the United States, representing approximately 65.6% of our total outstanding shares on an as-converted basis. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 1,817,092,524 Class A ordinary shares on record (including the 25,863,390 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), representing approximately 65.6% of our total outstanding shares on record as of February 29, 2016. None of our outstanding Class B ordinary shares were held by record holders in the United States as of February 29, 2016. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.            Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in businesses such as value-added telecommunications service business, the distribution of media products and the provision of air freight transport agency services in China. Due to these restrictions, we operate our relevant business through contractual arrangements with our variable interest entities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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

Business Cooperation with Tencent.    Huang River Investment Limited, a wholly-owned subsidiary of Tencent, has been a principal shareholder of us since March 2014. In 2014, we generated a total amount of RMB95.3 million (US$14.7 million) commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB88.1 million (US$13.6 million) advertising resources from Tencent and also generated a total amount of RMB0.3 million (US$46.3 thousand) commission services revenues from online marketplace services provided to Tencent. In 2015, we generated a total amount of RMB139.6 million (US$21.6 million) commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB195.8 million (US$30.2 million) advertising resources from Tencent and also generated a total amount of RMB0.1 million (US$17.2 thousand) commission services revenues from online marketplace services provided to Tencent. As of December 31, 2015, we had a total amount of RMB520.1 million (US$80.3 million) due from Tencent and a total amount of RMB77.9 million (US$12.0 million) due to Tencent.

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

Transactions with our Equity Investees

Business Transactions with Shanghai Icson and its subsidiaries, or Shanghai Icson Group.    As part of our transactions with Tencent in March 2014, we acquired a 9.9% stake in Shanghai Icson. In 2014 and 2015, we provided service and sold goods in a total amount of RMB164.8 million and RMB6.3 thousand (US$1.0 thousand), respectively, to Shanghai Icson Group, and in the same period, we also had purchases and received services from Shanghai Icson Group in a total amount of RMB104.0 million and RMB168.9 million (US$26.1 million), respectively. As of December 31, 2015, we had a total amount of RMB105.2 million (US$16.2 million) due from Shanghai Icson Group.

Goods Sold to Staging Finance Holding Ltd. and its subsidiaries, or Staging Finance Group.  Staging Finance Group is an equity investee of us. In 2015, we sold goods to Staging Finance Group in a total amount of RMB1.0 billion (US$156.9 million). As of December 31, 2015, we had a total amount of RMB183.3 million (US$28.3 million) due from Staging Finance Group.

Services Provided and Goods Sold to China Business Infinite Co., Ltd. and its subsidiaries, or Business Infinite Group.  Business Infinite Group is an equity investee of us. In 2015, we provided services and sold goods to Business Infinite Group in a total amount of RMB112.5 million (US$17.4 million). As of December 31, 2015, we had a total amount of RMB6.2 million (US$1.0 million) due to Business Infinite Group, representing advances from this customer.

Traffic support, marketing and promotion services Provided to Bitauto and its subsidiaries, or Bitauto Group.  Bitauto Group is an equity investee of us. In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million as consideration for the newly issued ordinary shares of Bitauto. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Bitauto which had a fair value of US$497 million were recorded as deferred revenue and would be recognized as other revenue over the cooperation period of five years on a straight line basis starting from April 2015. In 2015, other revenue in the amount of RMB455.2 million (US$70.3 million) had been recognized. As of December 31, 2015, we had a total amount of RMB2,755.2 million (US$425.3 million) deferred revenue in relation to traffic support, marketing and promotion services to be provided to Bitauto Group. As of December 31, 2015, we had an amount of RMB0.3 million (US$48.0 thousand) due to Bitauto Group, representing the amount that we collected from customers on behalf of Bitauto Group but had not been transferred to it at the time.

Traffic support, marketing and promotion services Provided to Tuniu and its subsidiaries, or Tuniu Group.  Tuniu Group is an equity investee of us. In May 2015, we invested in Tuniu with a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for the newly issued ordinary shares of Tuniu. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Tuniu which had a fair value of US$108 million were recorded as deferred revenue and would be recognized as other revenue over the cooperation period of five years on a straight line basis starting from August 2015. In 2015, other revenue in the amount of RMB51.1 million (US$7.9 million) had been recognized. As of December 31, 2015, we had a total amount of RMB649.0 million (US$100.2 million) deferred revenue in relation to traffic support, marketing and promotion services to be provided to Tuniu Group. As of December 31, 2015, we had an amount of RMB0.7 million (US$0.1 million) due to Tuniu Group, representing the amount that we collected from customers on behalf of Tuniu Group but had not been transferred to it at the time.

Our transactions with equity investees other than those discussed above were insignificant, individually or in the aggregate, in each of the past three fiscal years.

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

We are a holding company registered by way of continuation under the laws of the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

	Trading Price
	High	Low
Annual Highs and Lows
2014 (Since May 22, 2014)	33.10	19.94
2015	38.00	21.55
Quarterly Highs and Lows
Second Quarter 2014 (Since May 22, 2014)	29.60	19.94
Third Quarter 2014	33.10	25.28
Fourth Quarter 2014	28.40	21.78
First Quarter 2015	30.60	22.96
Second Quarter 2015	38.00	29.01
Third Quarter 2015	35.56	21.55
Fourth Quarter 2015	33.48	25.10
Monthly Highs and Lows
October 2015	29.40	25.10
November 2015	31.18	26.53
December 2015	33.48	30.03
January 2016	30.66	24.97
February 2016	26.47	22.14
March 2016	28.25	25.21
April 2016 (through April 15, 2016)	30.01	26.09

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

Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. The average percentage of a corporation’s assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets, however, if the corporation is a controlled foreign corporation, or CFC, that is not a publicly traded corporation for the taxable year. We would be treated as a CFC for any year on any day in which U.S. Holders each own (directly, indirectly or by attribution) at least 10% of our voting shares and together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of all of our shares. If we are treated as a CFC for United States federal income tax purposes for any portion of our taxable year ended December 31, 2015, we would likely be classified as a PFIC for that year. The CFC determination involves a highly complex and technical factual analysis and, in certain cases such as our own, potentially cannot be made with complete certainty. However, although no assurances can be made in this regard, based on our shareholder composition during the taxable year ended December 31, 2015, we believe that we were not a CFC for any portion of such taxable year.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that that we are not the owner of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2015 and in future taxable years.

Subject to the foregoing uncertainties, based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2015 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over US$200,000 (or US$250,000 in the case of joint filers or US$125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of an investment in the ADSs or ordinary shares.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS. Each U.S. Holder is encouraged to consult its tax advisor regarding the application of the information reporting and backup withholding rules.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (File No. 333-193650), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering, our registration statement on Form F-1 (File No. 333-200450), as amended, including the prospectus contained therein, to register the sale of our ordinary shares represented by ADSs by certain shareholders in relation to a follow-on public offering and our registration statement on Form F-3 (File No. 333-206653), including the prospectus contained therein, to register the sale of our ordinary shares represented by ADSs from time to time by Fortune Rising Holdings Limited on behalf of and for the benefit of our employees and other award recipients under our Share Incentive Plan. We have also filed with the SEC registration statements on Form F-6 (Registration No. 333-195849 and No. 333-200954) to register our ADSs.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As of December 31, 2015, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB12.9 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$1.5 billion.  Assuming we had converted RMB12.9 billion into U.S. dollars at the exchange rate of RMB6.4778 for US$1.00 as of December 31, 2015, our U.S. dollar cash balance would have been US$3.5 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$3.3 billion instead. Assuming we had converted US$1.5 billion into RMB at the exchange rate of RMB6.4778 for US$1.00 as of December 31, 2015, our RMB cash balance would have been RMB22.7 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB23.8 billion instead.

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December  2013, 2014 and 2015 were increases of  2.5%, 1.5% and 1.6%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2015, we received approximately US$13.6 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

For the period from May 21, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2015, we used the net proceeds from our initial public offering as follows:

•                  Approximately US$0.4 billion to expand our fulfillment infrastructure; and

•                  Approximately US$0.9 billion for general corporate purposes, including funding investments and acquisitions of complementary businesses, assets and technologies.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for (i) the expansion of our fulfillment infrastructure by acquiring land use rights, building new warehouses and purchasing vehicles for shipping and delivery, and (ii) general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

We filed another registration statement on Form F-1 (File No. 333-200450), as amended, in relation to the sale of our ordinary shares represented by ADSs by certain shareholders in a follow-on public offering. The follow-on offering closed in December 2014, and we did not receive any of the proceeds from the sale of ADSs by the selling shareholders in the follow-on offering.

We also filed a registration statement on Form F-3 (File No. 333-206653) in relation to the sale from time to time by Fortune Rising Holdings Limited of our ordinary shares represented by ADSs on behalf of and for the benefit of our employees and other award recipients under our Share Incentive Plan and we did not and will not receive any of the proceeds from the sale of ADSs by Fortune Rising Holdings Limited.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report  “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2015, as stated in its attestation report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

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

	2014		2015
Audit fees(1)	US$	2,464,301	US$	3,746,708
Audit-related fees(2)	US$	4,494,703	—
All other fees(3)	US$	1,310,613	US$	656,376

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2014, the audit refers to financial audit. In 2015, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In September 2015, our board of directors authorized a share repurchase program, whereby our company may repurchase up to US$1.0 billion of ADSs over the next 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by our management, including through Rule 10b5-1 share repurchase plans.

We did not make any repurchases during 2015, either pursuant to or outside of the share repurchase program.

Item 16F.                                          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                                        Corporate Governance

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2015. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

4.15	English translation of the Amended and Restated Intellectual Property Rights License

Exhibit Number	Description of Document

Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.16

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.17

Share Purchase Agreement by and between the Registrant and Tencent Holdings Limited and Huang River Investment Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.18

Share Subscription Agreement by and between the Registrant and Tencent Holdings Limited and Huang River Investment Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.19

Strategic Cooperation Agreement by and between the Registrant and Tencent Holdings Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.20

Subscription Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 99.2 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26 , 2015)

4.21

English translation of Business Cooperation Agreement between the Registrant and Bitauto Holdings Limited, dated January 9, 2015 (incorporated herein by reference to Exhibit 99.3 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26 , 2015)

4.22

Investor Rights Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited and Dongting Lake Investment Limited dated February 16, 2015 (incorporated herein by reference to Exhibit 99.4 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26 , 2015)

4.23*

English translation of Executed Form of the Equity Pledge Agreement between a wholly owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

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

4.29*	English translation of Executed Form of the Subscription Agreement between a Chinese variable interest entity of the Registrant and Yonghui, dated August 7, 2015
4.30*

English translation of Subscription Agreement of Beijing Jingdong Shangboguangyi Investment Management Co., Ltd. by and among Beijing Jingdong Shangboguangyi Investment Management Co., Ltd., the investors and other parties listed therein, dated January 8, 2016

4.31*	English translation of Executed Form of Commitment by the investors relating to investment in Beijing Jingdong Shangboguangyi Investment Management Co., Ltd., dated January 2016
4.32*	Share Purchase Agreement by and among the Registrant, Dada Nexus Limited and other parties listed therein, dated April 15, 2016
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
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

Date: April 18, 2016

JD.COM, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JD.Com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and  cash flows present fairly, in all material respects, the financial position of JD.com, Inc. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s annual report on internal control over financial reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2015). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 18, 2016

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015
	RMB	RMB	US$ Note 2(f)
ASSETS
Current assets
Cash and cash equivalents	16,914,651	17,863,868	2,757,706
Restricted cash	3,038,286	2,114,913	326,486
Short-term investments	12,161,643	2,780,482	429,232
Accounts receivable, net	2,436,256	9,508,284	1,467,826
Advance to suppliers	930,026	927,177	143,131
Inventories, net	12,190,843	20,539,543	3,170,759
Loan receivables, net	123,344	2,383,869	368,006
Prepayments and other current assets	1,734,334	1,486,441	229,467
Amount due from related parties	412,314	863,516	133,304
Total current assets	49,941,697	58,468,093	9,025,917
Non-current assets
Property, equipment and software, net	2,408,438	6,233,106	962,226
Construction in progress	1,928,899	1,266,992	195,590
Intangible assets, net	6,877,947	5,263,983	812,619
Land use rights, net	1,067,253	1,928,192	297,662
Goodwill	2,622,470	29,050	4,485
Investment in equity investees	586,959	8,864,249	1,368,404
Investment securities	434,118	1,005,831	155,274
Other non-current assets	625,391	2,106,673	325,214
Total non-current assets	16,551,475	26,698,076	4,121,474
Total assets	66,493,172	85,166,169	13,147,391

LIABILITIES

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB2,383,405 and RMB6,313,410 as of December 31, 2014 and 2015 respectively. Note 1)

Short-term bank loans	1,890,771	3,040,209	469,327
Nonrecourse securitization debt	—	579,843	89,512
Accounts payable	16,363,671	29,819,341	4,603,313
Advance from customers	4,666,660	7,173,885	1,107,457
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of nil and RMB799,255 as of December 31, 2014 and 2015, respectively)	157,080	1,028,350	158,750
Taxes payable	236,160	103,211	15,933
Amount due to related parties	325,119	104,726	16,167
Accrued expenses and other current liabilities	5,311,832	7,178,065	1,108,102
Deferred tax liabilities	43,812	1,228	190
Total current liabilities	28,995,105	49,028,858	7,568,751
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of nil and RMB2,664,421 as of December 31, 2014 and 2015, respectively)	—	2,705,164	417,605
Nonrecourse securitization debt	—	2,753,699	425,098
Total non-current liabilities	—	5,458,863	842,703
Total liabilities	28,995,105	54,487,721	8,411,454

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015
	RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 28)
SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,237,460,751 Class A ordinary shares issued and 2,208,310,595 outstanding, 556,295,899 Class B ordinary shares issued and 523,407,762 outstanding as of December 31, 2014; 2,313,578,195 Class A ordinary shares issued and 2,287,701,055 outstanding, 480,178,455 Class B ordinary shares issued and 454,289,431 outstanding as of December 31, 2015.)	358	358	55
Additional paid-in capital	47,131,172	48,393,126	7,470,611
Statutory reserves	15,009	55,560	8,577
Treasury stock	(4)	(3)	(0)
Accumulated deficit	(9,272,343)	(18,690,910)	(2,885,379)
Accumulated other comprehensive income/(loss)	(376,125)	782,484	120,795
Total JD.com, Inc. shareholders’ equity	37,498,067	30,540,615	4,714,659
Non-controlling interests	—	137,833	21,278
Total shareholders’ equity	37,498,067	30,678,448	4,735,937
Total liabilities and shareholders’ equity	66,493,172	85,166,169	13,147,391

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				Note 2(f)
Net revenues
Online direct sales	67,017,977	108,549,258	167,720,984	25,891,658
Services and others	2,321,835	6,453,059	13,565,971	2,094,225
Total net revenues	69,339,812	115,002,317	181,286,955	27,985,883
Operating expenses
Cost of revenues	(62,495,538)	(101,631,443)	(157,008,329)	(24,237,909)
Fulfillment	(4,108,939)	(8,067,048)	(13,920,988)	(2,149,030)
Marketing	(1,590,171)	(4,010,280)	(7,736,172)	(1,194,259)
Technology and content	(963,653)	(1,835,919)	(3,453,804)	(533,175)
General and administrative	(760,338)	(5,260,064)	(2,876,989)	(444,131)
Impairment of goodwill and intangible assets	—	—	(2,750,129)	(424,547)
Total operating expenses	(69,918,639)	(120,804,754)	(187,746,411)	(28,983,051)
Loss from operations	(578,827)	(5,802,437)	(6,459,456)	(997,168)
Other income/(expense)
Share of results of equity investees	—	—	(3,134,283)	(483,850)
Interest income	343,770	637,641	414,999	64,065
Interest expense	(8,437)	(28,825)	(82,507)	(12,737)
Others, net	193,555	216,587	(140,597)	(21,704)
Loss before tax	(49,939)	(4,977,034)	(9,401,844)	(1,451,394)
Income tax benefits/(expenses)	40	(19,324)	14,262	2,202
Net loss	(49,899)	(4,996,358)	(9,387,582)	(1,449,192)
Net loss attributable to non-controlling interests	—	—	(9,566)	(1,477)
Net loss attributable to JD.com, Inc.	(49,899)	(4,996,358)	(9,378,016)	(1,447,715)
Preferred shares redemption value accretion	(2,435,366)	(7,957,640)	—	—
Net loss attributable to ordinary shareholders	(2,485,265)	(12,953,998)	(9,378,016)	(1,447,715)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				Note 2(f)
Net loss	(49,899)	(4,996,358)	(9,387,582)	(1,449,192)
Other comprehensive loss:
Foreign currency translation adjustments	(137,921)	(121,612)	1,182,445	182,538
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains/(losses), nil of tax	96,501	71,286	(238,852)	(36,872)
Reclassification adjustment for (gains)/losses recorded in net income, nil of tax	(73,277)	(57,181)	216,230	33,380
Net unrealized gains/(losses) on available-for-sale securities	23,224	14,105	(22,622)	(3,492)
Total other comprehensive income/(loss)	(114,697)	(107,507)	1,159,823	179,046
Total comprehensive loss	(164,596)	(5,103,865)	(8,227,759)	(1,270,146)
Total comprehensive loss attributable to non-controlling interests	—	—	(8,352)	(1,289)
Total comprehensive loss attributable to JD.com, Inc.	(164,596)	(5,103,865)	(8,219,407)	(1,268,857)

Net loss per share
Basic	(1.47)	(5.35)	(3.43)	(0.53)
Diluted	(1.47)	(5.35)	(3.43)	(0.53)
Weighted average number of shares
Basic	1,694,495,048	2,419,668,247	2,735,034,034	2,735,034,034
Diluted	1,694,495,048	2,419,668,247	2,735,034,034	2,735,034,034

Share-based compensation expenses included in:
Fulfillment	(81,013)	(128,623)	(184,733)	(28,518)
Marketing	(8,741)	(23,570)	(50,091)	(7,733)
Technology and content	(33,269)	(79,469)	(234,165)	(36,149)
General and administrative	(138,150)	(4,017,886)	(724,956)	(111,914)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				Note2(f)
Cash flows from operating activities:
Net loss	(49,899)	(4,996,358)	(9,387,582)	(1,449,192)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	293,141	1,650,533	2,619,061	404,313
Share-based compensation	261,173	4,249,548	1,193,945	184,314
Allowance for doubtful accounts	(107)	74,332	420,750	64,953
Loss from disposal of property, equipment and software	22,726	26,043	7,714	1,191
Non-cash marketing services contributed by certain shareholder	24,682	—	—	—
Deferred income tax	(40)	(4,169)	(42,584)	(6,574)
Impairment of goodwill and intangible assets	—	—	2,750,129	424,547
Impairment of investments accounted for under cost method and available-for-sale securities	—	—	611,108	94,339
Gain from the sales of investments	—	—	(1,507)	(233)
Share of results of equity investees	309	(638)	3,134,283	483,850
Foreign exchange (gains)/losses	(92,761)	28,980	57,395	8,860
Changes in operating assets and liabilities:
Accounts receivable	(22,844)	(2,004,884)	(7,395,424)	(1,141,657)
Restricted cash	577,743	(689,499)	(1,076,628)	(166,203)
Inventories	(1,632,326)	(5,804,688)	(8,348,700)	(1,288,817)
Loan receivables	—	(125,935)	(2,306,631)	(356,082)
Advance to suppliers	(660,000)	(160,203)	(18,010)	(2,780)
Prepayments and other current assets	(59,684)	(1,210,697)	252,397	38,963
Amount due from related parties	—	(412,314)	(402,795)	(62,181)
Other non-current assets	(78,644)	(66,485)	(1,170,454)	(180,687)
Accounts payable	2,687,361	4,902,844	13,113,084	2,024,311
Advance from customers	1,158,745	2,611,035	2,507,225	387,049
Deferred revenues	103,258	(65,725)	(472,800)	(72,988)
Taxes payable	112,951	(42,615)	(132,949)	(20,524)
Accrued expenses and other current liabilities	928,920	2,988,499	2,207,476	340,775
Amount due to related parties	(4,885)	67,412	69,946	10,798
Net cash provided by/(used in) operating activities	3,569,819	1,015,016	(1,811,551)	(279,655)

Cash flows from investing activities:
Purchase of short-term investments	(9,966,200)	(19,104,408)	(5,022,000)	(775,263)
Maturity of short-term investments	9,166,200	7,853,607	16,625,621	2,566,553
Changes of deposits for capital verification	(545,000)	545,000	—	—
Purchases of investment securities	—	(421,133)	(1,139,386)	(175,891)
Prepayments and investments in equity investees	(35,133)	(434,585)	(7,156,789)	(1,104,818)
Cash received from disposal of investment in equity investees	1,162	—	—	—
Purchase of property, equipment and software	(439,881)	(1,424,534)	(2,826,830)	(436,387)
Cash paid for construction in progress	(737,411)	(1,036,513)	(1,540,615)	(237,830)
Purchase of intangible assets	(10,237)	(17,935)	(6,556)	(1,012)
Purchase of land use rights	(104,552)	(423,084)	(925,758)	(142,912)
Cash received from/(paid for) business combination, net of cash acquired (Note 7)	—	1,260,337	(290,339)	(44,821)
Net cash used in investing activities	(2,671,052)	(13,203,248)	(2,282,652)	(352,381)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	2,720,076	17,447,653	—	—
Proceeds from issuance of ordinary shares upon exercising of share-based awards	—	—	75,713	11,688
Capital injection from non-controlling interest	—	—	146,185	22,567
Proceeds from short-term bank loans	940,216	1,890,771	4,871,004	751,955
Repayment of short-term bank loans	(865,108)	(946,396)	(3,726,171)	(575,222)
Proceeds from nonrecourse securitization debt	—	—	3,333,542	514,610
Net cash provided by financing activities	2,795,184	18,392,028	4,700,273	725,598

Effect of exchange rate changes on cash and cash equivalents	(58,906)	(101,484)	343,147	52,973
Net increase in cash and cash equivalents	3,635,045	6,102,312	949,217	146,535
Cash and cash equivalents at beginning of year	7,177,294	10,812,339	16,914,651	2,611,171
Cash and cash equivalents at end of year	10,812,339	16,914,651	17,863,868	2,757,706

Supplemental cash flow disclosures:
Cash paid for income taxes	(251)	(9,807)	(23,219)	(3,584)
Cash paid for interest	(8,437)	(27,268)	(62,396)	(9,632)

Supplemental disclosures of non-cash investing and financing activities:
Conversion of preferred shares to ordinary shares	38,176	15,474,994	—	—
Issuance of ordinary shares in connection with Tencent Transactions, net	—	11,644,310	—	—
Certain time deposits pledged for short-term bank loan	—	2,000,000	—	—
Equity investments obtained through commitment of future services	—	—	3,838,933	592,629

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury stock		Series A and A-1 convertible preferred shares		Series B convertible preferred shares		Additional	Statutory	Accumulated other comprehensive	Accumulated	Non-controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	reserves	loss	deficit	interests	equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2012	1,358,540,331	182	(38,083,486)	(7,781)	191,894,000	255,850	84,786,405	126,417	5,654,991	1,838	(153,921)	(4,212,915)	—	1,664,661
Issuance of ordinary shares	119,145,642	14	(9,960,005)	—	—	—	—	—	2,720,062	—	—	—	—	2,720,076
Conversion of series B preferred shares to ordinary shares	25,247,161	3	—	—	—	—	(25,247,161)	(38,176)	34,108	—	4,065	—	—	—
Stock-based compensation and vesting of share-based awards	—	—	8,764,449	7,781	—	—	—	—	253,392	—	—	—	—	261,173
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(2,435,366)	—	—	—	—	(2,435,366)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(49,899)	—	(49,899)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(141,986)	—	—	(141,986)
Net change in unrealized gains on available for sale securities	—	—	—	—	—	—	—	—	—	—	23,224	—	—	23,224
Non-cash marketing services contributed by certain shareholder	—	—	—	—	—	—	—	—	24,682	—	—	—	—	24,682
Statutory reserves	—	—	—	—	—	—	—	—	—	810	—	(810)	—	—
Balance as of December 31, 2013	1,502,933,134	199	(39,279,042)	—	191,894,000	255,850	59,539,244	88,241	6,251,869	2,648	(268,618)	(4,263,624)	—	2,066,565
Issuance of ordinary shares	657,292,997	80	—	—	—	—	—	—	29,091,883	—	—	—	—	29,091,963
Issuance of Class A ordinary shares reserved for future exercise of share-based awards	30,000,000	4	(30,000,000)	(4)	—	—	—	—	—	—	—	—	—	—
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(7,957,640)	—	—	—	—	(7,957,640)
Conversion of series A and A-1 preferred shares to Class A ordinary shares	191,894,000	24	—	—	(191,894,000)	(255,850)	—	—	255,826	—	—	—	—	—
Conversion of series B preferred shares to Class A ordinary shares	59,539,244	7	—	—	—	—	(59,539,244)	(88,241)	88,234	—	—	—	—	—
Conversion of series C preferred shares to Class A ordinary shares	258,316,305	32	—	—	—	—	—	—	15,130,871	—	—	—	—	15,130,903
Exercise of share-based awards	—	—	849,844	—	—	—	—	—	20,593	—	—	—	—	20,593
Stock-based compensation and vesting of share-based awards	93,780,970	12	6,390,905	—	—	—	—	—	4,249,536	—	—	—	—	4,249,548
Net loss	—	—	—	—	—	—	—	—	—	—	—	(4,996,358)	—	(4,996,358)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(121,612)	—	—	(121,612)
Net change in unrealized gains on available for sale securities	—	—	—	—	—	—	—	—	—	—	14,105	—	—	14,105
Statutory reserves	—	—	—	—	—	—	—	—	—	12,361	—	(12,361)	—	—
Balance as of December 31, 2014	2,793,756,650	358	(62,038,293)	(4)	—	—	—	—	47,131,172	15,009	(376,125)	(9,272,343)	—	37,498,067
Exercise of share-based awards	—	—	2,694,404	1	—	—	—	—	68,009	—	—	—	—	68,010
Stock-based compensation and vesting of share-based awards	—	—	7,577,725	—	—	—	—	—	1,193,945	—	—	—	—	1,193,945
Net loss	—	—	—	—	—	—	—	—	—	—	—	(9,378,016)	(9,566)	(9,387,582)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	1,181,231	—	1,214	1,182,445
Net change in unrealized losses on available for sale securities	—	—	—	—	—	—	—	—	—	—	(22,622)	—	—	(22,622)
Statutory reserves	—	—	—	—	—	—	—	—	—	40,551	—	(40,551)	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	146,185	146,185
Balance as of December 31, 2015	2,793,756,650	358	(51,766,164)	(3)	—	—	—	—	48,393,126	55,560	782,484	(18,690,910)	137,833	30,678,448

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.     Principal activities and organization

JD.com, Inc. (the “Company”, formerly known as 360buy Jingdong Inc. and Starwave Investments Holdings Limited), through its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) serves consumers through its retail website www.jd.com and focuses on selection, price and convenience. The Group also offers programs that enable third party sellers to sell their products on its website and to fulfill the orders either by the sellers or through the Group (known as “online marketplace”). The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

As of December 31, 2015, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Equity interest held	Place and Date of incorporation or date of acquisition
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Guangzhou Jingdong Trading Co., Ltd.	100%	Guangzhou, China, July 2007
Shanghai Yuanmai Trading Co., Ltd.	100%	Shanghai, China, August 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Chengdu Jingdong Century Trading Co., Ltd. (“Chengdu Century”)	100%	Chengdu, China, December 2009
Beijing Jingdong Century Information Technology Co., Ltd.	100%	Beijing, China, September 2010
Wuhan Jingdong Century Trading Co., Ltd.	100%	Wuhan, China, February 2011
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	100%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Shenyang Jingdong Century Trading Co., Ltd.	100%	Shenyang, China, January 2012
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Tianjin Star East Co., Ltd.	100%	Tianjin, China, April 2012
Beijing Jingbangda Trade Co., Ltd.	100%	Beijing, China, August 2012
Shanghai Jinghui Microcredit Co., Ltd.	100%	Shanghai, China, December 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
Beijing Jinghui Microcredit Co., Ltd.	100%	Beijing, China, September 2014

	Economic interest held	Place and Date of incorporation or date of acquisition

VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)	100%	Beijing, China, April 2007
Fortune Rising Holdings Ltd. (“Fortune Rising”)	100%	British Virgin Islands, May 2008
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)	100%	Jiangsu, China, September 2010
Suqian Limao Donghong Investment Management Co., Ltd. (“Suqian Limao”)	100%	Jiangsu, China, December 2015

VIEs’ Subsidiaries
Beijing Jingdong Shangboguangyi Investment Management Co., Ltd. (“Shangboguangyi”)	100%	Beijing, China, September 2012
Chinabank Payment Business Services Co., Ltd. (“Chinabank Payment”)	100%	Beijing, China, Acquired in October 2012
Chinabank Payment Technology Co., Ltd. (“Chinabank Payment Technology”)	100%	Beijing, China, Acquired in October 2012
Shanghai Banghui Commercial Factoring Co., Ltd.	100%	Shanghai, China, June 2013

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.     Principal activities and organization (Continued)

In April 2007 and April 2011, the Company established Jingdong Century and Shanghai Shengdayuan as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010 and December 2015, Jingdong 360, Jiangsu Yuanzhou and Suqian Limao were incorporated in the PRC, respectively. The paid-in capital of these entities were funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360 and Jiangsu Yuanzhou became VIEs of Jingdong Century and Suqian Limao became a VIE of Shanghai Shengdayuan. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360 and Jiangsu Yuanzhou, and Shanghai Shengdayuan became the primary beneficiary of Suqian Limao.

In May 2008, Fortune Rising, a BVI incorporated company and a consolidated variable interest entity of the Group, was established by the Group to facilitate the adoption of the Company’s stock incentive plans.

Variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its website and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreements and business operation agreements. These contractual agreements can be extended at the relevant PRC subsidiaries’ options prior to the expiration date. As a result, the Company maintains the ability to control these PRC domestic companies, is entitled to substantially all of the economic benefits from these PRC domestic companies and is obligated to absorb expected losses of these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Company, through Jingdong Century and Shanghai Shengdayuan, entered into with the VIEs and their Nominee Shareholders:

• Loan agreements

Pursuant to the relevant loan agreements, the relevant PRC subsidiaries have granted interest-free loans to the relevant Nominee Shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. The loans for initial and subsequent capital injections are eliminated with the capital of the relevant VIEs during consolidation. The relevant PRC subsidiaries can require the Nominee Shareholders to settle the loan amount with the equity interests of relevant VIEs, subject to any applicable PRC laws, rules and regulations. The loan agreements are renewable upon expiration.

• Exclusive purchase option agreements

The Nominee Shareholders of the VIEs have granted the relevant PRC subsidiaries the exclusive and irrevocable right to purchase from the Nominee Shareholders, to the extent permitted under PRC laws and regulations, part or all of the equity interests in these entities for a purchase price equal to the lowest price permitted by PRC laws and regulations. The relevant PRC subsidiaries may exercise such option at any time. In addition, the VIEs and their Nominee Shareholders agree that without prior written consent of the relevant PRC subsidiaries, they will not transfer or otherwise dispose the equity interests or declare any dividend.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.     Principal activities and organization (Continued)

• Exclusive technology consulting and services agreements

The relevant PRC subsidiaries and relevant VIEs entered into exclusive technology consulting and services agreements under which relevant VIEs engage the relevant PRC subsidiaries as their exclusive provider of technical platform and technical support, maintenance and other services. The VIEs shall pay to the relevant PRC subsidiaries service fees determined based on the volume and market price of the service provided. The relevant PRC subsidiaries shall exclusively own any intellectual property arising from the performance of the agreements. During the term of the agreements, relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of the relevant PRC subsidiaries.

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

• Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in relevant VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the relevant PRC subsidiaries and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the relevant PRC subsidiaries without the relevant PRC subsidiaries’ preapproval. The relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the relevant PRC subsidiaries as the pledgee, will be entitled to request immediate repayment of the loans or to dispose of the pledged equity interests through transfer or assignment. The equity pledge agreements will expire on the second anniversary of the date when the Nominee Shareholders have completed all their obligations under the above agreements unless otherwise terminated earlier by the relevant PRC subsidiaries.

• Power of attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed any person designated by the relevant PRC subsidiaries as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general manager of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continues to be shareholders of the VIEs. Each Nominee Shareholders has waived all the rights which have been authorized to the person designated by the relevant PRC subsidiaries under each power of attorney.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.     Principal activities and organization (Continued)

• Business cooperation agreement

Pursuant to the business cooperation agreement, Jingdong 360 agrees to provide to Jingdong Century and Shanghai Shengdayuan services, including operating the Group’s website, posting Jingdong Century’s and Shanghai Shengdayuan’s product and service information on the website, transmitting the users’ order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360’s operating costs incurred in the previous quarter, but in no event more than RMB20 per quarter.

• Business operation agreements

Pursuant to the business operation agreements, the relevant Nominee Shareholders of the VIEs must appoint the candidates nominated by the relevant PRC subsidiaries to be the directors on their board of directors in accordance with applicable laws and the articles of association of VIEs, and must cause the persons recommended by the relevant PRC subsidiaries to be appointed as their general manager, chief financial officer and other senior executives.

• Risks in relations to the VIE structure

In the opinion of management, the relevant PRC subsidiaries’ Contractual Arrangements with the VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The Nominee Shareholders are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the Contractual Arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Group’s Contractual Arrangements, which could limit the Group’s ability to enforce these Contractual Arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Company, their interest may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the Contractual Arrangements. The Company’s ability to control the VIEs also depends on the power of attorney the relevant PRC subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the Contractual Arrangements with the VIEs through which the Group conducts its business in PRC were found to be in violation of any existing or future PRC laws and regulations, the relevant PRC regulatory authorities could:

• revoke or refuse to grant or renew the Group’s business and operating licenses;

• restrict or prohibit related party transactions between the relevant PRC subsidiaries and their subsidiaries, the VIEs;

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

		As of December 31,
		2014	2015
		RMB	RMB
Total assets		3,784,170	12,369,251
Total liabilities		4,180,518	12,705,021

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Total net revenues	2,023,143	3,431,134	4,637,086
Net loss	(206,144)	(41,228)	(293,862)

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	(144,315)	1,450,744	1,394,182
Net cash used in investing activities	(22,659)	(494,633)	(169,549)
Net cash provided by financing activities	262,270	438,891	610,194
Net increase in cash and cash equivalents	95,296	1,395,002	1,834,827
Cash and cash equivalents at beginning of year	238,082	333,378	1,728,380
Cash and cash equivalents at end of year	333,378	1,728,380	3,563,207

As of December 31, 2014 and 2015, the total assets of the Group’s VIEs and VIEs’ subsidiaries were mainly consisting of cash and cash equivalents, accounts receivable, inventories, prepayments and other current assets, property, equipment and software and intangible assets. As of December 31, 2014 and 2015, the total liabilities of the VIEs and VIEs’ subsidiaries were mainly consisting of short-term bank loans, accounts payable, accrued expenses and other current liabilities and liabilities to the Group’s other subsidiaries. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.     Principal activities and organization (Continued)

In accordance with the Contractual Agreements, the relevant PRC subsidiaries have the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can have assets transferred out of the Group’s VIEs and VIEs’ subsidiaries. Therefore, the relevant PRC subsidiaries consider that there is no asset in the Group’s VIEs and VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals of the Group’s VIEs amounting to RMB304,320 as of December 31, 2015. As the Group’s VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the relevant PRC subsidiaries for all the liabilities of the Group’s VIEs and VIEs’ subsidiaries. The total shareholders’ deficit of the Group’s VIEs and VIEs’ subsidiaries was RMB396,348 and RMB335,770 as of December 31, 2014 and 2015, respectively.

Currently there is no contractual arrangement that could require the relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s VIEs and VIEs’ subsidiaries. As the Group is conducting certain businesses in the PRC through the VIEs and VIEs’ subsidiaries, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

A VIE is an entity in which the Company, or its subsidiaries, through Contractual Arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

c.               Non-controlling interests

For the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Operations and Comprehensive Loss to distinguish the interests from that of the Company.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

d.              Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, sales returns, vendor and customer incentives, the valuation and recognition of share-based compensation arrangements, realization of deferred tax assets, fair value of assets and liabilities acquired in business combinations, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts, inventory valuation for excess and obsolete inventories, lower of cost and market value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

e.               Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands (“BVI”), Hong Kong (“HK”), Singapore and The United States of America is the United States dollars (“US$”). The functional currency of the Group’s entities incorporated in The Republic of Indonesia is the Indonesian rupiah (“IDR”). The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the Consolidated Statements of Operations and Comprehensive Loss. Total exchange gains were RMB92,761 for the years ended December 31 2013, and total exchange losses were RMB28,980 and RMB57,395 for the years ended December 31, 2014 and 2015, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the Consolidated Statements of Changes in Shareholders’ Equity. Total foreign currency translation adjustments to the Group’s comprehensive income were a loss of RMB137,921, a loss of RMB121,612 and a gain of RMB1,182,445 for the years ended December 31, 2013, 2014 and 2015 respectively. The grant-date fair value of the Group’s share-based awards is reported in US$ as the respective valuation is conducted on US$ basis.

f.                 Convenience translation

Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Cash Flows from RMB into US$ as of and for the years ended December 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4778, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

g.              Cash and cash equivalents

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

h.              Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents (a) secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee; and (b) time deposits that are pledged for short-term bank loans.

i.                 Short-term investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. The Group classifies the wealth management products as “available-for-sale” securities. These investments were recorded at fair market value with the unrealized gains or losses recorded as a component of accumulated other comprehensive income/(loss) in the Consolidated Statements of Changes in Shareholders’ Equity. Realized gains are reflected as a component of interest income.

In addition, short-term investments are also comprised of time deposits placed with banks with original maturities longer than three months but less than one year.

The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment loss in the Consolidated Statements of Operations and Comprehensive Loss. No impairment losses in relation to its short-term investments were recorded for the years ended December 31, 2013, 2014 and 2015.

j.                 Accounts receivable, net

Accounts receivable, net mainly represents amounts due from customers and online payment channels, are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as, the age of the amounts due, the customer’s payment history, credit-worthiness, financial conditions of the customers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The accounts receivable with the collection period over one year was classified into other non-current assets in the Consolidated Balance Sheets.

k.              Inventories, net

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

l.                 Loan receivables, net

Loan receivables consist primarily of micro loans services to small and medium size enterprises that are merchants on the Group’s online marketplace and qualified individual customers as well. Such amounts are recorded at the principal amount less allowance for doubtful accounts relating to micro loans, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to micro loans represents the Group’s best estimate of the losses inherent in the outstanding portfolio of loans. The loan periods extended by the Group to the merchants and the individual customers generally range from 1 day to 6 months. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of loans. As of December 31, 2015, allowance for doubtful accounts relating to micro loans was insignificant.

m.           Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated Useful lives
Electronic equipment	3 years
Office equipment	5 years
Vehicles	5 years
Logistic and warehouse equipment	5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Building	40 years
Building improvement	5-10 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Loss.

n.              Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2014 and 2015, the balances of construction in progress were RMB1,928,899 and RMB1,266,992, which were primarily relating to the construction of office buildings and warehouses.

o.              Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are generally 40-70 years and represent the shorter of the estimated usage periods or the terms of the agreements.

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

r.                Investment in equity investees

Investment in equity investees represents the Company’s investments in privately held companies and publicly traded companies. The Company applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

r.     Investment in equity investees (Continued)

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the Consolidated Statements of Operations and Comprehensive Loss and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. The Company records its share of the results of equity investments in publicly listed companies on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Company continually reviews its investment in equity investees to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

s.                Investment securities

The Company invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the Consolidated Statements of Operations and Comprehensive loss. The fair value of the investment would not be adjusted for subsequent recoveries in fair value.

t.                 Impairment of long-lived assets

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

u.              Nonrecourse securitization debt

The Group periodically securitizes accounts receivables and loans arising from its consumer and supply chain financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets. The securitization vehicles are considered consolidated variable interest entities based upon the applicable accounting guidance, and the asset-backed debt securities issued by the securitization vehicles are reported as current and non-current liabilities in the Consolidated Balance Sheets based on their respective expected repayment dates. While the contractual maturity of the asset-backed debt securities is in 2019, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2014 and 2015, the collateralized accounts receivables and loans were nil and RMB4,320,000, respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2015 was approximately 5.30%.

v.               Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Company measures certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

w.            Revenue

The Group engages primarily in the sale of electronics and home appliance products and general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in China on the internet through its website www.jd.com. The Group also offers an online marketplace that enables third-party sellers to sell their products to customers on www.jd.com. Customers place their orders for products online through the website www.jd.com. Payment for the purchased products is generally made either before delivery or upon delivery.

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

Revenue arrangements with multiple deliverables are divided into separate units of accounting and arrangement considerations are allocated using estimated selling prices if the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables.

The Group recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences.

The Group also sells prepaid cards which can be redeemed to purchase products on the website www.jd.com. The cash collected from the sales of prepaid cards is initially recorded in advance from customers in the Consolidated Balance Sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed.

Revenue is recorded net of value-added taxes, business taxes and related surcharges.

Online Direct Sales

The Group primarily sells electronics and home appliance products and general merchandise products through online direct sales. The Group recognizes the revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not all of these indicators. Revenues from the sales of electronics and home appliance products were RMB56,814,078, RMB90,890,026 and RMB134,346,243, and revenues from the sales of general merchandise products were RMB10,203,899, RMB17,659,232 and RMB33,374,741, for the years ended December 31, 2013, 2014 and 2015, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

w.    Revenue (Continued)

Services and Others

The revenues of services and others primarily consist of commission fees charged to third-party sellers for participating in the Group’s online marketplace, where the Group generally is not the primary obligor, does not bear the inventory risk, does not have the ability to establish the price or control the related shipping services when utilized by the online marketplace merchants. Upon successful sales at www.jd.com, the Group will charge the third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowance.

The Group also provides online marketing services to merchants and suppliers on its various website channels and third party marketing affiliate’s websites, including but not limited to advertising placements such as banners, links, logos and buttons, and pay for performance marketing services on which merchants and suppliers are charged based on effective click on their products or service listings. The Group recognizes revenues from advertising placements ratably over the period during which the advertising services were provided or on the number of times that the advertisement has been displayed based on cost per thousand impressions, and recognizes revenues from pay for performance marketing services based on effective clicks. Advertising arrangements involving multiple deliverables are allocated into single-element arrangements based on their relative selling price in the absence of both vendor specific objective evidence and third party evidence, and the related revenue is recognized over the period during which the element is provided. Significant assumptions and estimates have been made in estimating the relative selling price of each single-element, and changes in judgments on these assumptions and estimates could materially impact the timing of advertising revenue recognition. The Group did not enter into material advertising-for-advertising barter transactions, or any other types of barter transactions.

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

x.              Customer incentives and loyalty programs

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

x.     Customer incentives and loyalty programs (Continued)

•                      J Coupons are given to a customer that has made a qualified purchase and is to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded during a purchase activity are considered an element of an arrangement within the scope of ASC 605-25, as the J Coupons represent a significant and incremental discount to the customer. Therefore, the delivered products and the J Coupons awarded are treated as separate unit of accounting. The selling price of the J Coupons awarded is generally determined by management’s best estimate of the selling price in the absence of both vendor specific objective evidence and third party evidence. The amount allocated to the J Coupons is deferred and recognized when the J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2013, 2014 and 2015, the amount of expired J Coupons was not material.

Registered customers may also earn loyalty points or J Beans, which was launched in October 2013 based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. Customers may redeem the loyalty points for J Coupons or J Beans to be used for future purchase of selected items without minimum purchase requirements. The Group considers loyalty points and J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Therefore, the sales consideration is allocated to the products and loyalty points or J Beans based on the relative selling price of the products and loyalty points or J Beans awarded. Consideration allocated to the loyalty points or J Beans is initially recorded as deferred revenues, and recognized as revenues when the J Coupons for which the loyalty points are redeemed are used, or when J Beans are used or expired. In October 2014, the Group terminated its loyalty points program and transferred all of the loyalty points to J Beans for the customers. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2013, 2014 and 2015, the amount of expired J Beans was not material.

y.               Cost of revenues

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

z.                Rebates and subsidies

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the Consolidated Statements of Operations and Comprehensive Loss. Rebates are earned upon reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

aa.       Fulfillment

Fulfillment costs represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment; processing payment and related transaction costs and responding to inquiries from customers. Fulfillment costs also contain third party transaction fees, such as credit card processing and debit card processing fees. Shipping cost amounted to RMB2,068,781, RMB4,077,586 and RMB7,236,163 for the years ended December 31, 2013, 2014 and 2015, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

bb.       Marketing

Marketing expenses consist primarily of advertising costs and related expenses for personnel engaged in marketing and business development activities.

Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, are expensed as incurred, and totaled RMB1,491,467, RMB2,780,642 and RMB5,721,216 for the years ended December 31, 2013, 2014 and 2015, respectively.

cc.         Technology and content

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

dd.       General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

ee.         Share-based compensation

The Company grants non-vested ordinary shares, restricted share units (“RSUs”) and share options to eligible employees, non-employee consultants and the Founder of the Company and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based awards and the Founder’s share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

ee.         Share-based compensation(Continued)

Prior to the Company’s initial public offering, the fair value of the non-vested ordinary shares and RSUs were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumptions.

After the Company’s initial public offering, in determining the fair value of the non-vested ordinary shares and RSUs granted, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied. In determining the fair value of the non-vested ordinary shares and RSUs granted on May 22, 2014, the date when the Group’s ADSs first commenced trading on NASDAQ, the per share equivalent of the Company’s initial public offering price is applied.

Determination of estimated fair value of the Company’s subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to the Company’s subsidiaries. The Company, with the assistance of an independent valuation firm, evaluated the use of two generally accepted valuation approaches. The income approach is used if a revenue model had been established, the market approach is used if information from comparable companies had been available, or a weighted blend of these two approaches is used if more than one is applicable, to estimate the Company’s subsidiaries’ enterprise value for purposes of recording stock-based compensation.

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

ff.             Income tax

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

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2013, 2014 and 2015, the Group did not have any significant unrecognized uncertain tax positions.

gg.       Leases

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

hh.       Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net loss, changes in unrealized gains/(losses) on available for sales securities, foreign currency translation adjustments, and share of change in other comprehensive income of equity investments in publicly listed companies one quarter in arrears.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

ii.             Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

jj.             Segment reporting

The Group engages primarily in the sale of electronics and home appliance products and general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in PRC on the internet through its website www.jd.com. The Group also operates its online marketplace under which third-party sellers sell products on the Group’s website to customers. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment mainly through the provision of a single class of services for accelerating and improving the delivery of its products over the internet. The Group does not distinguish between markets or segments for the purpose of internal reports. As the Group’s long-lived assets are all located in the PRC and most of all the Group’s revenues are derived from the PRC, no geographical information is presented.

kk.       Statutory reserves

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIE and VIEs subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

kk.  Statutory reserves (Continued)

For the years ended December 31, 2013, 2014 and 2015, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB810, RMB12,361 and RMB40,551 respectively. No appropriation to other reserve funds was made for any of the periods presented.

ll.             Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Group is currently evaluating the impact of the adoption on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis,” which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330),” which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU is effective for reporting periods after December 15, 2016, with early adoption permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income taxes (Topic 740),” which amends the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current in the consolidated balance sheets. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which introduces a new lessee model that brings substantially all leases in the balance sheets. This standard will be effective for the Group beginning the first quarter of fiscal year 2019. The Group is currently evaluating the impact this new guidance will have on its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

3.  Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2013, 2014 and 2015.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2014 and 2015, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits is much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB9,054,762 and RMB12,630,577 as of December 31, 2014 and 2015, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

4.  Restricted cash and restricted time deposit

To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance, the Group held restricted cash of RMB1,038,286 and RMB2,114,913 as of December 31, 2014 and December 31, 2015 respectively. Changes in the restricted cash balances associated with the bank acceptance are classified as cash flows from operating activities in the Consolidated Statements of Cash Flows as the Group considers restricted cash arising from these activities directly related to the Group’s ordinary business operations.

To maintain guarantee balances at the bank as collaterals for the short-term bank loans of US$309,000 (see Note 16), the Group held restricted cash of RMB2,000,000 as of December 31, 2014, which was bank deposit with the original term of one year at the bank. Changes in the restricted cash balances associated with short-term bank loans are classified as cash flow from investing activities in the Consolidated Statements of Cash Flows as the Group considers restricted cash arising from these activities similar to an investment.

5.  Fair value measurement

As of December 31, 2014 and 2015, information about inputs into the fair value measurement of the Group’s assets that are measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents
Time deposits	4,323,900	—	4,323,900	—
Restricted cash	3,038,286	—	3,038,286	—
Short-term investments
Time deposits	10,402,301	—	10,402,301	—
Wealth management products	1,759,342	—	1,759,342	—
Investment securities
Listed equity securities	434,118	434,118	—	—
Total assets	19,957,947	434,118	19,523,829	—

		Fair value measurement at reporting date using
Description	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents
Time deposits	462,158	—	462,158	—
Restricted cash	2,114,913	—	2,114,913	—
Short-term investments
Time deposits	28,501	—	28,501	—
Wealth management products	2,751,981	—	2,751,981	—
Investment securities
Listed equity securities	1,005,831	1,005,831	—	—
Total assets	6,363,384	1,005,831	5,357,553	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its Consolidated Balance Sheets at fair value on a recurring basis.

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

Short-term investments

Wealth management products. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

As of December 31, 2014 and 2015, gross unrealized gains of RMB24,344 and RMB1,981 were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2013, 2014 and 2015, respectively.

Investment securities

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. The following table summaries the carrying value and fair value of the investment securities which are accounted for as available-for-sale securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Provision for decline in value	Fair Value
	RMB	RMB	RMB	RMB	RMB

December 31, 2014	421,133	14,512	(1,527)	—	434,118

December 31, 2015	1,254,589	77,299	—	(326,057)	1,005,831

On May 26, 2015, the Company invested in Kingdee International Software Group Company Limited (“Kingdee”) by subscription of its newly issued ordinary shares, representing approximately 10% of the outstanding ordinary shares of Kingdee. Total cash consideration for the investment in Kingdee was RMB1,047,296.

The Company reviews its available-for-sale securities investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. For the year ended December 31, 2015, considering the severity and duration of the decline in quoted stock prices of the investment compared to the carrying value, the Company recognized an impairment charge of RMB326,057 on its investments on listed equity securities to write down the investment to the quoted closing stock price as of December 31, 2015. No impairment charges were recorded for the years ended December 31, 2013 and 2014 respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.  Fair value measurement (Continued)

Other financial instruments

The followings are other financial instruments not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, loan receivables and prepayments and other assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, advance from customers, accrued expenses and other liabilities and deferred revenues are financial liabilities with carrying values that approximate fair value due to their short-term nature.

Short-term bank loans. Interest rates under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of goodwill is discussed in Note 7 —“Business Combination”.

Other Investments. As of December 31, 2014 and 2015, the Company held approximately RMB586,959 and RMB3,308,127, respectively, of investments in equity securities of privately-held companies that are accounted for using the cost method. These investments are included within investment in equity investees in the Consolidated Balance Sheets. Such investments are reviewed periodically for impairment using fair value measurement. As of December 31, 2015, investments under cost method were measured using significant unobservable inputs (Level 3) and impairment charges of RMB285,051 was recorded in others, net in the Consolidated Statements of Operations and Comprehensive Loss for the year then ended. No impairment charges were recorded for the years ended December 31, 2013 and 2014 respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.     Investment in equity investees

	Cost method	Equity method	Total
	RMB	RMB	RMB

Balance at December 31, 2013	36,502	—	36,502
Additions	552,493	—	552,493
Foreign currency translation adjustments	(2,036)	—	(2,036)
Balance at December 31, 2014	586,959	—	586,959
Additions	2,856,500	7,870,773	10,727,273
Share of results and other comprehensive income	—	(186,302)	(186,302)
Transferred from investment securities	—	305,655	305,655
Impairment loss	(285,051)	(2,867,247)	(3,152,298)
Foreign currency translation adjustments	149,719	433,243	582,962
Balance at December 31, 2015	3,308,127	5,556,122	8,864,249

Cost method

As of December 31, 2014 and 2015, carrying value of the Company’s cost method investments were RMB586,959 and RMB3,308,127, respectively. Investments were accounted for under the cost method if the Company had no significant influence over the investee or if the underlying shares the Company invested in were not considered in-substance common stock and had no readily determinable fair value. During the year ended December 31, 2015, the Company invested RMB2,856,500 in multiple private companies accounted for under cost method, which may have operational synergy with the Company’s core business. Among these entities, investment consideration for the top two investees were RMB648,829 and RMB551,957, respectively.

Equity method

As of December 31, 2015, the Company’s investments accounted for under the equity method totaled RMB5,556,122 which mainly included the investment in Bitauto Holdings Limited (“Bitauto”) with amount of RMB2,881,194 and the investment in Tuniu Corporation (“Tuniu”) with amount of RMB2,494,331. The Company applies the equity method of accounting to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.      Investment in equity investees (Continued)

Investment in Bitauto

On February 16, 2015, the Company completed its investment in Bitauto through the subscription of Bitauto’s newly issued ordinary shares, representing approximately 25% of the outstanding ordinary shares of Bitauto. Total consideration for the investment in Bitauto was RMB5,496,188 with a combination of RMB2,450,920 in cash and RMB3,045,268 in the form of future services, including exclusive access to the new and used car channels on the Company’s website and mobile apps and additional support from the Company’s key platforms for a period of 5 years. Investment in Bitauto is accounted for using the equity method with the investment cost allocated as follows:

	February 16, 2015	December 31, 2015
	RMB	RMB

Carrying value of investment in Bitauto (*)	5,496,188	2,881,194
Proportionate share of Bitauto’s net tangible and intangible assets	2,119,109	2,422,659
Excess of carrying value of the investment over proportionate share of Bitauto’s net tangible and intangible assets	3,377,079	458,535

The excess of carrying value has been primarily assigned to:
Goodwill (*)	2,846,260	—
Amortizable intangible assets (**)	707,758	611,379
Deferred tax liabilities	(176,939)	(152,844)
	3,377,079	458,535

Cumulative losses in equity interest in Bitauto	—	(2,614,994)

(*) In the fourth quarter of 2015, the Company conducted an impairment assessment on its investment in Bitauto with consideration of the duration and severity of the continued decline of Bitauto’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Company recorded a charge of RMB2,867,247 to write down the carrying value of its investment in Bitauto to the fair value of RMB2,881,194, based on quoted closing price of Bitauto’s stock of US$28.28 per ADS as of December 31, 2015.

(**) Weighted average life of the intangible assets not included in Bitauto’s consolidated financial statements was 6 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.      Investment in equity investees (Continued)

Investment in Tuniu

In December 2014, the Company acquired 6.5% equity interest in Tuniu with cash consideration of RMB305,930 (“Initial Investment”), and accounted for the investment as an available-for-sale security.

On May 22, 2015, the Company additionally acquired Tuniu’s newly issued ordinary shares for total consideration of RMB2,188,490 with a combination of RMB1,528,275 in cash and RMB660,215 in the form of future services, including granting Tuniu an exclusive right, for a period of 5 years, to operate the leisure travel channels on the Company’s website and mobile apps, and Tuniu becomes the Company’s preferred partner for hotel and air ticket booking services. After the subsequent investment in May 2015, the Company held approximately 28% of Tuniu’s issued and outstanding shares and had one board seat, hence, the Company adopted equity method of accounting to account for the investment in Tuniu. In accordance with ASC 323, accumulated unrealized gains of RMB14,395 that were previously recorded for fair value change of the Initial Investment were reversed in the second quarter of 2015, and the cost of Initial Investment balance was adjusted as if the equity method of accounting had been applied since the Initial Investment was made and reclassified from investment securities to investment in equity investees in the Consolidated Balance Sheets.

Investment in Tuniu is accounted for using the equity method with the cost allocated as follows:

	May 22, 2015	December 31, 2015
	RMB	RMB

Carrying value of investment in Tuniu	2,494,145	2,494,331
Proportionate share of Tuniu’s net tangible and intangible assets	1,014,296	1,029,698
Excess of carrying value of the investment over proportionate share of Tuniu’s net tangible and intangible assets	1,479,849	1,464,633

The excess of carrying value has been primarily assigned to:
Goodwill	1,212,149	1,212,149
Amortizable intangible assets (*)	356,933	336,645
Deferred tax liabilities	(89,233)	(84,161)
	1,479,849	1,464,633

Cumulative gains in equity interest in Tuniu	—	186

(*) Weighted average life of the intangible assets not included in Tuniu’s financial statements was 9 years.

As of December 31, 2015, aggregate market value of the Company’s investment in Tuniu was approximately RMB2,700,098 based on quoted closing price of Tuniu’s stock of US$15.98 per ADS as of December 31, 2015.

The Company recorded its interests in Bitauto and Tuniu one quarter in arrears, which will enable the Company to provide its financial disclosure independent of the reporting schedule of Bitauto and Tuniu.

The Company performs impairment assessment of its investments under the cost method and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the cost method investments of nil, nil and RMB285,051 were recorded in others, net in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2013, 2014 and 2015, respectively. Impairment charges in connection with the equity method investments of nil, nil and RMB2,867,247 were recorded in share of results of equity investees in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2013, 2014 and 2015, respectively.

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

On the same date, the Company also entered into a series of agreements with Tencent and its affiliates, pursuant to which, the Company acquired from Tencent: (i) 100% business operation of two online marketplace platforms, Paipai and QQ Wanggou (“Combined Platform Business”); (ii) 9.9% equity interest in Shanghai Icson (“Investment in Shanghai Icson”); (iii) a call option (“Call Option”) to acquire the remaining equity interest of Shanghai Icson, with a price higher of the fair value of the remaining equity interest or RMB800,000 within three years commencing the closing of the Transaction; (iv) certain logistic workforce; and (v) a land use right. The above (i) to (v), Strategic Cooperation and Non-Compete are collectively referred to as “Transaction”. In April, 2016, the Company exercised the Call Option by paying RMB800,000 to acquire the remaining equity interest in Shanghai Iscon. The Company is currently evaluating the accounting impact of the transaction.

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

The Company has performed the following steps to estimate the cost of the assets and business acquired with the assistance from an independent valuation firm: 1) estimate the total fair value of 351,678,637 ordinary shares issued to Huang River Investment Limited as the consideration of the transaction on March 10, 2014 using the income approach, or the discounted cash flow, or DCF method; 2) estimate the stand-alone fair value of the Combined Platform Business as well as fair value of each of Strategic Cooperation Agreement, Non-Compete, Investment in Shanghai Icson, Logistic workforce and Land Use Right (collectively “Asset Acquisition”); 3) The excess of (1) over sum of (2) and net cash acquired in the Transaction has been allocated to each individual asset of the Asset Acquisition and the Combined Platform Business based on their relative fair values. Additionally, in accordance with the relevant accounting guidance, non-transferability relating to lock-up period associated with the shares issued to Huang River Investment Limited for a period of three years commencing from March 10, 2014, is factored in estimating the fair value of shares issued to acquire Strategic Cooperation, Non-compete, Investment in Shanghai Icson, Logistic Workforce and Land use right, but is not factored in estimating the fair value of shares issued to acquire Combined Platform Business.

The Company considered the following valuation method and significant assumptions in evaluating certain significant intangible assets acquired from the current Transaction:

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.      Business Combination (Continued)

Strategic Cooperation Agreement—In addition to the Company’s general business cooperation with Tencent primarily in areas of mobile-related products, social networking services, membership systems and payment solutions, the other parts of the Strategic Cooperation Agreement is in substance a prepaid advertising/promotion service where Tencent users can be diverted to the Company’s websites/platforms where (a) Tencent will grant the Company prominent level-1 access points in Weixin and mobile QQ applications and (b) Tencent will provide internet traffic and other support from its other key platforms to the Company. These advertising/promotion services include push messages, advertising, payment processing and application activation. The general business cooperation is not recognized as a separate intangible asset because such provisions only set out the general principal for the cooperation between the Company and Tencent with no specific deliverables provided to the Company. The amount recognized for the Strategic Cooperation Agreement relates to the advertising/promotion services and the fair value was established using a form of the income approach known as the cost saving method. This method recognizes that, because of the Strategic Cooperation Agreement, the Company can save advertising fees, traffic acquisition costs, payment processing fees and application activation fees that otherwise it would need to be paid to a third party for the similar services. The estimated unit market price of the advertising/promotion services were multiplied by the volume of the services to be provided by Tencent to arrive at the cost saving attributable to the Strategic Cooperation Agreement. The most significant assumptions inherent in this approach include: 1) the estimated market price of the services to be provided, 2) the volume of the services to be provided, and 3) discount rate. When applying the cost saving method for the valuation of the Strategic Cooperation Agreement, market participant assumptions were used in accordance with ASC 820. Specifically, the basis of the assumptions were determined with consideration of the terms of the Strategic Cooperation Agreement, an industry report regarding China’s e-commerce sector and a market rate that market participants have to pay to third parties for similar services on arm’s length basis. The present value of the after-tax cost savings at an appropriate discount rate indicates the value of Strategic Cooperation Agreement. The discount rate was derived by using the capital asset pricing model (the “CAPM”), which is a method that market participants commonly use to price assets. Based on the CAPM, the Company concluded a discount rate of 17.5% was appropriate for valuing the Strategic Cooperation Agreement.

Non-compete Agreement—Other than the operation of Shanghai Icson, Tencent will not engage in any online direct sales or managed marketplace business models in physical goods e-Commerce business in Greater China and a few selected international markets. The fair value of the Non-compete was determined based on the “with and without” method, which takes into consideration the cash flow increments between the scenario where the Non-compete is not in place and the scenario where the Non-compete is in place for a period of 8 years from April 1, 2014 to March 31, 2022. The most significant assumption inherent in this approach when valuing the Non-compete was the amount of economic impact to the Company that would occur from competition during the period when non-compete agreement is effective. Based on the CAPM, the Company concluded a discount rate of 17.5%, which reflects a market participant’s required rate of return for the risks of investing in the Non-compete, was appropriate for discounting the cash flow attributable to the Non-compete.

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

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.  Business Combination (Continued)

The Group made estimates and judgments in determining the fair value of the assets and business acquired with the assistance from an independent valuation firm. The purchase price allocation is as follows:

Amount
RMB
Fair value of the Company’s shares issued *	11,644,310
Transaction costs**	20,705
Total value to be allocated in purchase accounting	11,665,015

	Amount	Amortization Years
	RMB
Strategic Cooperation Agreement	6,075,289	5
Non-compete Agreement	1,442,389	8
Combined Platform Business
Cash	60,284
Other current assets	3,587
Property, plant and equipment, net	17,647
Current liabilities	(63,871)
Technology***	108,800	5
Domain names and trademark***	33,100	10
Advertising customer relationship***	80,400	7
Goodwill***	2,593,420
Deferred tax liability	(41,893)
Investment in Shanghai Icson	252,779
Call Option	—
Logistic workforce	13,900	3
Land use right	73,632	40
Net cash acquired	1,015,552
Total Purchase price	11,665,015

*   Among total fair value of the shares issued of RMB11,644,310, RMB2,791,474 is the consideration for the acquisition of Combined Platform Business and RMB8,852,836 is the consideration for the acquisition of Strategic Cooperation, Non-compete, Investment in Shanghai Icson, Logistics workforce, Land use right, and Net cash acquired.

** In accordance with ASC 805-10-25-23, transaction costs relating to the business combination of the Combined Platform Business are expensed as incurred while in accordance with ASC 805-50-30-2, transaction costs relating to the acquisition of the assets in the Asset Acquisition form part of the assets’ initial carrying values, and have been included in the estimated purchase price.

*** In November 2015, the Company announced its decision to terminate the consumer-to-consumer (C2C) business of Paipai.com by December 31, 2015 with a transitional period of three months. The shut-down of Paipai.com is to combat the marketing and sales of counterfeit products and to protect the interests of consumers and brands. As a result, the Company decided that the goodwill arisen from the acquisition of the Combined Platform Business was fully impaired and an impairment charge of RMB2,593,420 was recorded in the fourth quarter of 2015. Concurrently, remaining balance of the intangible assets arisen from the acquisition amounted to RMB156,709 as of December 31, 2015 was also impaired and the related deferred tax liability of RMB27,796 recorded from the acquisition of the Combined Platform Business was reversed as a tax benefit in the fourth quarter of 2015.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

8.  Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Online direct sales and online marketplace receivables	2,043,243	8,939,054
Online payment processing transactions receivables	182,412	385,547
Advertising receivables	62,705	121,170
Others	219,567	379,059
Allowance for doubtful accounts
Balance at beginning of the year	(1,770)	(71,671)
Additions	(72,608)	(324,270)
Reversals	868	—
Write-offs	1,839	79,395
Balance at end of the year	(71,671)	(316,546)
Accounts receivable, net	2,436,256	9,508,284

The value-added tax receivables due from customers are recorded in online direct sales and online marketplace receivables. The allowance for doubtful accounts related to the Group’s consumer financing business was RMB64,228 and RMB297,913 as of December 31, 2014 and 2015, respectively.

9.  Inventories, net

Inventories, net, consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Products	12,119,359	20,436,275
Packing materials and others	71,484	103,268
Inventories, net	12,190,843	20,539,543

10.  Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Receivables related to employees’ exercise of share-based awards	811,783	289,196
VAT receivables	—	423,286
Interest receivables	135,498	7,289
Prepaid rental fees	145,501	272,480
Prepaid promotion expenses	45,677	60,788
Deposits	166,945	135,157
Bridge loans	157,438	150,000
Staff loans	151,612	5,182
Employee advances	16,217	20,206
Others	103,663	122,857
Total	1,734,334	1,486,441

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

11.  Property, equipment and software, net

Property, equipment and software, net, consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Electronic equipment	1,372,896	3,089,415
Office equipment	33,190	202,422
Vehicles	530,731	843,922
Logistic and warehouse equipment	598,831	1,105,245
Leasehold improvement	136,522	306,352
Software	100,215	149,590
Building and building improvement	661,365	2,526,948
Total	3,433,750	8,223,894
Less: Accumulated depreciation	(1,025,312)	(1,990,788)
Net book value	2,408,438	6,233,106

Depreciation expenses were RMB257,213, RMB514,974 and RMB1,123,076 for the years ended December 31, 2013, 2014 and 2015, respectively.

12.  Land use rights, net

Land use rights, net, consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Land use rights	1,108,125	1,999,424
Less: Accumulated amortization	(40,872)	(71,232)
Net book value	1,067,253	1,928,192

Amortization expenses for land use rights were RMB11,700, RMB19,342 and RMB30,360 for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ended December 31,
	2016	2017	2018	2019	2020	2021 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	40,802	40,802	40,802	40,802	40,802	1,724,182

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

13.  Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
Strategic Cooperation	6,075,289	(915,455)	—	5,159,834
Non-compete	1,447,189	(146,364)	—	1,300,825
Technology	110,900	(17,965)	—	92,935
Advertising customer relationship	80,400	(9,283)	—	71,117
Domain names and trademark	79,969	(12,447)	—	67,522
Logistic workforce	13,900	(3,745)	—	10,155
Online payment and other licenses	189,000	(27,300)	—	161,700
Copyrights	28,873	(15,014)	—	13,859
Total	8,025,520	(1,147,573)	—	6,877,947

	As of December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
Strategic Cooperation	6,075,289	(2,130,512)	—	3,944,777
Non-compete	1,447,189	(327,622)	—	1,119,567
Technology	110,900	(40,715)	(69,922)	263
Advertising customer relationship	80,400	(20,737)	(59,663)	—
Domain names and trademark	85,632	(22,893)	(27,124)	35,615
Logistic workforce	13,900	(8,378)	—	5,522
Online payment and other licenses	200,924	(45,981)	—	154,943
Copyrights	19,656	(16,360)	—	3,296
Total	8,033,890	(2,613,198)	(156,709)	5,263,983

Amortization expenses for intangible assets were RMB24,228, RMB1,116,217 and RMB1,465,625 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group recorded an impairment charge of RMB156,709 for the year ended December 31, 2015. Please refer to Note 7 for details.

As of December 31, 2015, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2016	2017	2018	2019	2020	2021 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	1,424,705	1,415,781	1,414,590	498,415	198,222	312,270

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

14.  Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Prepayments for purchase of office building	288,999	456,457
Online direct sales and online marketplace receivables	—	976,486
Staff loans	—	39,903
Prepayments for purchase of land use rights	96,911	60,519
Rental deposits	108,621	182,256
Prepayments for purchase of property, equipment and software	110,469	70,873
Bridge loans	—	258,167
Others	20,391	62,012
Total	625,391	2,106,673

15.  Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2013, 2014 and 2015 were as follows:

Amounts
RMB
Balance as of January 1, 2013	14,649
Additions	—
Balance as of December 31, 2013	14,649
Additions	2,607,821
Balance as of December 31, 2014	2,622,470
Additions	—
Impairment	(2,593,420)
Balance as of December 31, 2015	29,050

The Group recorded an impairment charge of nil, nil and RMB2, 593,420 for the years ended December 31, 2013, 2014 and 2015, respectively. Please refer to Note 7 for details.

16.  Short-term bank loans

Short-term bank loans as of December 31, 2014 amounted to RMB 1,890,771, represent bank borrowings denominated in U.S. dollar, which was repayable within one year. In March 2014, the Group entered into a loan agreement, whereby on March 7, 2014 the Group effectively pledged certain time deposits to secure the bank loan, totaling US$309,000 and bearing interest at 0.80% per annum over 1-month LIBOR with the maturity date of March 6, 2015. The loan was fully repaid in the first quarter of 2015.

Short-term bank loans as of December 31, 2015 amounted to RMB3,040,209, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2015 was approximately 4.40%.

17.  Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Salary and welfare payables	1,577,761	1,689,809
Deposits	1,834,172	3,627,058
Payable related to employees’ exercise of share-based awards	811,783	276,259
Rental fee payables	69,341	135,534
Professional fee accruals	48,121	75,086
Others	970,654	1,374,319
Total	5,311,832	7,178,065

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

18.  Others, net

Others, net, consist of the following:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Foreign exchange gains/(losses), net	92,761	(28,980)	(57,395)
Government financial incentives	120,301	214,623	392,022
Impairment of investments	—	—	(611,108)
Others	(19,507)	30,944	135,884
Total	193,555	216,587	(140,597)

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

19.  Taxation

a)    Transition from PRC Business Tax to PRC Value Added Tax

A pilot program for transition from business tax to value added tax (“VAT”) for certain services revenues was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the pilot program has been expanded from Shanghai to other cities and provinces in China, including Beijing, Wuhan, Guangzhou, Tianjin and Suqian, in which the Group has operations. Commencing August 1, 2013, the pilot program was expanded to cover all regions in the PRC.

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

The Group is also subject to surcharges on VAT payments according to PRC tax law.

c)    Business tax

Chinabank Payment and Chinabank Payment Technology are subject to 5% business tax and related surcharges for revenues from online payment services. Business tax and the related surcharges are recognized when the revenue is earned.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.  Taxation (Continued)

d)    Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains.

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

Chinabank Payment Technology has been qualified as “high and new technology enterprise” in 2010, whose qualification was renewed in 2013, and enjoyed a preferential corporate income tax rate of 15% from 2010 to 2015.

Beijing Shangke entitles to an exemption from income tax for first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as “high and new technology enterprise” and enjoys a preferential income tax rate of 15% from 2013 to 2016. The privileges cannot be applied simultaneously.

Chongqing Haijia and Chengdu Century have been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15% in 2014 and 2015.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.  Taxation (Continued)

d)    Income tax (Continued)

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

The components of loss before tax are as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Income/(loss) before tax
Loss from China operations	(236,593)	(529,173)	(4,705,034)
Income/(loss) from non-China operations	186,654	(4,447,861)	(4,696,810)
Total loss before tax	(49,939)	(4,977,034)	(9,401,844)

Income tax benefits/(expenses) applicable to China operations
Current income tax expenses	—	(23,493)	(28,322)
Deferred tax benefits	40	4,169	42,584
Subtotal income tax benefits/(expenses) applicable to China operations	40	(19,324)	14,262
Total income tax benefits/(expenses)	40	(19,324)	14,262

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.  Taxation (Continued)

d)    Income tax (Continued)

Reconciliation of difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2013, 2014 and 2015 is as follows:

	For the year ended December 31,
	2013	2014	2015

Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax treatments	172.3%	1.7%	1.8%
Tax effect of tax-exempt entities	54.7%	(22.4)%	(11.3)%
Effect on tax rates in different tax jurisdiction	22.1%	0.1%	(0.2)%
Tax effect of non-deductible expenses	(148.4)%	(3.4)%	(10.6)%
Tax effect of non-taxable income	36.5%	1.1%	0.2%
Changes in valuation allowance	(97.0)%	(0.5)%	(4.3)%
Expiration of loss carry forward	(65.1)%	(2.0)%	(0.4)%
Effective tax rates	0.1%	(0.4)%	0.2%

e)    Deferred tax assets and deferred tax liabilities

	As of December 31,
	2014	2015
	RMB	RMB
Deferred tax assets
- Allowance for doubtful accounts	17,918	79,136
- Deferred revenues	39,270	66,027
- Net operating loss carry forwards	874,270	1,215,975
Less: valuation allowance	(931,458)	(1,361,138)
Net deferred tax assets	—	—

Deferred tax liabilities
- Interest income	5,650	—
- Intangible assets arisen from business combination	38,162	1,228
Total deferred tax liabilities	43,812	1,228

As of December 31, 2015, the Group had net operating loss carry forwards of approximately RMB4,988,224 which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2016 to 2020.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2013, 2014 and 2015.

Movement of valuation allowance

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of the period	857,413	905,833	931,458
Additions	81,119	156,820	449,381
Reversals	(32,699)	(131,195)	(19,701)
Balance at end of the period	905,833	931,458	1,361,138

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

20.  Convertible Preferred Shares

All of the preference shares were converted to ordinary shares immediately upon the completion of the Group’s initial public offering on May 28, 2014. Prior to their automatic conversion to ordinary shares upon the Company’s initial public offering on May 28, 2014, the preferred shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of preferred shares were entitled to vote together with the holders of ordinary shares, and not as a separate class, on all matters submitted to a vote of the shareholders of the Company, on an as-if-converted basis. Immediately prior to the initial public offering, the Company’s preference shares comprised the following:

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

21.  Re-designation of Series B Preferred Shares

25,247,161 Series B Preferred Shares were transferred to new investors and re-designated into ordinary shares in December 2013. The transaction was viewed as if the holders of the Series B Preferred Shares exercised their option to convert Series B Preferred Shares into ordinary shares, and then subsequently transferred the newly converted ordinary shares to the new investors. Accordingly, the carrying amounts of the Series B Preferred Shares were reduced, offset by increases in the ordinary shares and additional paid-in capital which equaled to RMB34,108, with total translation adjustment gains amounted to RMB4,065.

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

The ordinary shares reserved for future exercise of the RSUs and share options were 59,786,401 and 93,722,508 as of December 31, 2014 and 2015, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expenses recognized were RMB261,173, RMB4,249,548 and RMB1,193,945, respectively.

The ordinary shares issued for the Company’s equity incentive plans are held by Fortune Rising, a consolidated variable interest entity of the Company, and accounted for as treasury stocks of the Company prior to their vest. As of December 31, 2015, the Group had reserved 195,907,439 ordinary shares available to be granted as share-based awards.

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

Share option exchange program

On December 20, 2013, the Company launched a one-time stock option exchange program (the “Program”) pursuant to which eligible employees were able to exchange certain of their unvested RSUs for share options with the exercise price of US$3.96 per share. The Group’s named executive officers and members of the Group’s Board of Directors were not eligible to participate in the Program. The Program expired on December 27, 2013. As a result of the Program, 7,954,526 unvested RSUs were accepted for exchange and were cancelled effective as of the expiration of the Program, and in exchange for those RSUs, the Company issued options to purchase 23,863,578 ordinary shares to the employees who participated in the Program. The new awards are subject to the original vesting schedule with the corresponding exchanged RSUs. The Company accounted for the Program as a probable to probable modification and expected to take a modification charge for the incremental compensation costs of RMB89,030 as a result of the exchange over the remaining vesting periods of 1 to 6 years.

1)             Employee awards

The non-vested ordinary shares, RSUs and share options are scheduled to be vested over three to six years:

(1) One-third, one-fourth, one-fifth or one-sixth of the awards, depending on different vesting schedules of the 2013 Plans, shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants;

(2) The remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation (Continued)

1)             Employee awards (Continued)

Non-vested ordinary shares

A summary of activities of the non-vested ordinary shares for the year ended December 31, 2013 is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
		US$

Unvested at January 1, 2013	2,829,080	0.24
Granted	—
Vested	(2,320,633)	0.24
Forfeited	(508,447)	0.24
Unvested at December 31, 2013	—	—

No non-vested ordinary shares activities for the years ended December 31, 2014 and 2015.

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expenses recognized by the Group for the non-vested ordinary shares granted were RMB1,142, nil and nil, respectively.

As of December 31, 2013, all share-based compensation expenses related to the non-vested ordinary shares granted have been recognized.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation (Continued)

1)             Employee awards (Continued)

RSUs

a) Service-based RSUs

A summary of activities of the service-based RSUs for the years ended December 31, 2013, 2014 and 2015 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value

Unvested at January 1, 2013	30,818,337	3.65
Granted	15,075,413	3.95
RSUs exchanged in connection with the share option exchange program	(7,954,526)	3.83
Vested	(6,365,824)	3.62
Forfeited	(4,422,552)	3.66
Unvested at December 31, 2013	27,150,848	3.77

Unvested at January 1, 2014	27,150,848	3.77
Granted	14,588,400	8.43
Vested	(6,385,905)	3.71
Forfeited	(3,649,817)	5.07
Unvested at December 31, 2014	31,703,526	5.77

Unvested at January 1, 2015	31,703,526	5.77
Granted	18,295,642	14.37
Vested	(7,130,556)	4.96
Forfeited	(3,934,276)	9.73
Unvested at December 31, 2015	38,934,336	9.56

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB254,124, RMB386,632 and RMB690,742, respectively.

As of December 31, 2015, there were RMB1,649,328 of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 5.1 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation (Continued)

1)             Employee awards (Continued)

b) Performance-based RSUs

A summary of activities of the performance-based RSUs for the years ended December 31, 2014 and 2015 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value

Unvested at January 1, 2014	—	—
Granted	1,515,151	6.33
Vested	—	—
Forfeited	(48,493)	6.33
Unvested at December 31, 2014	1,466,658	6.33
Granted	—	—
Vested	(188,936)	6.33
Forfeited	(401,358)	6.33
Unvested at December 31, 2015	876,364	6.33

The Company granted nil, 1,515,151 and nil performance-based RSUs to its employees for the years ended December 31, 2013, 2014, and 2015, respectively.

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expenses recognized by the Group for the performance-based RSUs granted were nil, 14,124, and RMB4,630, respectively.

As of December 31, 2015, there were RMB7,788 of unrecognized share-based compensation expenses related to the performance-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.1 years.

Share Options

The Company granted 3,048,750, 2,745,000 and 5,652,500 service-based share options to its employees for the years ended December 31, 2013, 2014 and 2015, respectively. In December, 2013, the Company launched a one-time stock option exchange program under which 7,954,526 RSUs were exchanged for 23,863,578 share options, with the exercise price of US$3.96 per share.

A summary of activities of the service-based share options for the years ended December 31, 2013, 2014 and 2015 is presented below:

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.    Share-based Compensation (Continued)

1)             Employee awards (Continued)

Share options	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$

Outstanding as of January 1, 2013	—
Granted	3,048,750	3.96
Share options exchanged in connection with the share option exchange program	23,863,578	3.96
Exercised	—
Forfeited or cancelled	—
Expired	—
Outstanding as of December 31, 2013	26,912,328	3.96	9.4	—
Granted	2,745,000	8.20
Exercised	(849,844)	3.96
Forfeited or cancelled	(2,606,232)	4.31
Expired	—
Outstanding as of December 31, 2014	26,201,252	4.37	8.5	189,729
Granted	5,652,500	13.17
Exercised	(2,694,404)	4.07
Forfeited or cancelled	(1,724,726)	6.07
Expired	—
Outstanding as of December 31, 2015	27,434,622	6.10	8.1	275,040
Vested and expected to vest as of December 31, 2015	24,691,160	6.10	8.1	247,536
Exercisable as of December 31, 2015	7,250,546	4.08	7.4	87,394

The weighted average grant date fair value of options granted for the years ended December 31, 2013, 2014 and 2015 was US$1.94, US$4.48 and US$5.59 per share, respectively.

No options were exercised for the year ended December 31, 2013. The total intrinsic value of options exercised during the years ended December 31, 2014 and 2015 was US$6,648 and US$29,522, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options. Cash received from the exercises of share options of the Company during the years ended December 31, 2014 and 2015 was nil and US$12,332, respectively. Cash receivable from the exercises of share options of the Company as of December 31, 2014 and 2015 was US$3,365 and US$1,992, respectively.

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expenses recognized by the Group for the share options granted were RMB4,007, RMB115,469 and RMB103,962, respectively. As of December 31, 2015, there were RMB271,059 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 5.0 years.

The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

	2013	2014	2015
Expected volatility	47%~50%	52%~53%	33%~50%
Risk-free interest rate (per annum)	1.83%~2.91%	2.42%~3.50%	2.17%~2.65%
Exercise multiples	2.8	2.8	2.0~2.8
Expected dividend yield	—	—	—
Expected term (in years)	7.4~10.0	10.0	10.0
Fair value of the underlying shares on the date of option grants (US$)	3.96	6.33~12.51	11.57~14.69

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.    Share-based Compensation (Continued)

1)             Employee awards (Continued)

The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a research study regarding exercise pattern from historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the implied volatility of the Company and the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

2)      Non-employee awards

RSUs

A summary of activities of the non-employee RSUs for the years ended December 31, 2013, 2014 and 2015 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2013	—
Granted	107,992	3.96
Vested	(77,992)	3.96
Unvested at December 31, 2013	30,000	3.96

Unvested at January 1, 2014	30,000	3.96
Granted	389,965	7.89
Vested	(5,000)	3.96
Unvested at December 31, 2014	414,965	7.65

Unvested at January 1, 2015	414,965	7.65
Granted	300,000	12.94
Vested	(237,779)	7.56
Unvested at December 31, 2015	477,186	11.02

For the years ended December 31, 2013, 2014 and 2015, total share-based compensation expenses recognized for the non-employee RSUs granted were RMB1,900, RMB15,917 and RMB23,305, respectively.

As of December 31, 2015, there were RMB33,635 of unrecognized share-based compensation expenses related to the non-employee RSUs granted. The expenses are expected to be recognized over a weighted-average period of 5.3 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.    Share-based Compensation (Continued)

3)             Founder awards

RSUs

On March 11, 2014, the Company approved a grant of 93,780,970 RSUs to the Founder, Mr. Richard Qiangdong Liu. The share awards were immediately vested and the Company recorded a share-based compensation charge of RMB3,685,041 for the year ended December 31, 2014. The grant date fair value of the awards was US$6.3 per share.

Share options

In May 2015, the board of directors approved a 10-year compensation plan for the Founder, Mr. Liu. Under this plan, Mr. Liu will receive RMB0.001 per year in cash salary and zero cash bonus during the 10-year period. Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan, subject to a 10-year vesting schedule with 10% of the awards vesting on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the 10-year period.

For the years ended December 31, 2015, total share-based compensation expenses recognized for the Founder’s share options granted were RMB240,024.

As of December 31, 2015, there were RMB1,100,865 of unrecognized share-based compensation expenses related to the Founder’s share options granted. The expenses are expected to be recognized over a weighted-average period of 9.4 years.

The method used to determine fair value of the share options granted to the Founder was the same as the method used for the share options granted to the employees as described above. The assumptions used in the Binominal option-pricing model to estimate fair value of the Founder’s share option on the date of grant is presented below:

2015
Expected volatility	36%~38%
Risk-free interest rate (per annum)	2.74%~2.79%
Exercise multiples	2.0
Expected dividend yield	—
Expected term (in years)	10.0
Fair value of the underlying shares on the date of option grants (US$)	16.70~16.93

4)             Share-based compensation of subsidiaries

In October 2015, the Group’s finance business (“JD Finance”) adopted a 2015 Share Incentive Plan (“2015 JD Finance Plan”), which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of JD Finance to employees, directors and consultants. The Company granted restricted shares units of JD Finance equivalent to approximately 7.25% of the subsidiary’s ordinary shares on a fully diluted basis in 2015. Share-based compensation expenses recognized for the JD Finance RSUs granted during the year ended December 31, 2015 were RMB95,664. As of December 31, 2015, the unrecognized compensation expenses related to 2015 JD Finance Plan was RMB484,590. The expenses are expected to be recognized over a weighted-average period of 6.2 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

24.    Net loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Numerator:
Net loss	(49,899)	(4,996,358)	(9,378,016)
Series C Preferred Shares redemption value accretion	(2,435,366)	(7,957,640)	—
Net loss attributable to ordinary shareholders	(2,485,265)	(12,953,998)	(9,378,016)
Numerator for basic net loss per share	(2,485,265)	(12,953,998)	(9,378,016)
Numerator for diluted net loss per share	(2,485,265)	(12,953,998)	(9,378,016)
Denominator:
Weighted average number of shares — basic	1,694,495,048	2,419,668,247	2,735,034,034
Weighted average number of shares — diluted	1,694,495,048	2,419,668,247	2,735,034,034
Basic net loss per share attributable to ordinary shareholders	(1.47)	(5.35)	(3.43)
Diluted net loss per share attributable to ordinary shareholders	(1.47)	(5.35)	(3.43)

Generally, basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

As a result of the modification of the Series A, A-1 and B Preferred Shares on September 21, 2010, the Series A, A-1 and B Preferred Shares were classified as separate classes of permanent equity securities with no senior or prior rights to ordinary shares, except for the dividend rights. Accordingly for the years ended December 31, 2013 and 2014, the “two-class” method is required to be used for the calculation of net loss per share. Since the Company did not declare any dividends for the years ended December 31, 2013 and 2014, the net loss per share attributable to each class would be the same under the “two-class” method for the years ended December 31, 2013 and 2014. As such, the three classes of shares have been presented on a combined basis in the Consolidated Statements of Operations and Comprehensive Loss and in the above computation of net loss per share.

Diluted net loss per share is computed using the weighted average number of ordinary shares, Series A, A-1 and B Preferred Shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares that were not included in the calculation of diluted net loss per share in the periods presented where their inclusion would be anti-dilutive include non-vested ordinary shares, RSUs and options to purchase ordinary shares of 33,084,709, 63,453,677 and 81,737,438 for the years ended December 31, 2013, 2014 and 2015 on a weighted average basis, respectively. For the years ended December 31, 2013 and 2014, the assumed conversion of the Series C Preferred Shares was anti-dilutive and excluded from the calculation of diluted net loss per share.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

25.    Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2015:

Name of related parties	Relationship with the Group

Tencent and its subsidiaries (“Tencent Group”)	Tencent is a shareholder of the Group
Shanghai Icson and its subsidiaries (“Shanghai Icson Group”)	An investee of the Group
Staging Finance Holding Ltd. and its subsidiaries (“Staging Finance Group”)	An investee of the Group
China Business Infinite Co., Ltd. and its subsidiaries (“Business Infinite Group”)	An investee of the Group
Bitauto and its subsidiaries (“Bitauto Group”)	An investee of the Group
Tuniu and its subsidiaries (“Tuniu Group”)	An investee of the Group

(a)         The Group entered into the following transactions with the major related parties:

	For the year ended December 31,
Transactions	2013	2014	2015
	RMB	RMB	RMB
Revenues:
Sales of goods to Staging Finance Group	—	—	1,016,286
Provision of fulfillment services and sales of goods to Business Infinite Group	—	—	112,541
Commission service revenue from cooperation on advertising business with Tencent Group	—	95,287	139,602
Online marketplace services provided to Tencent Group	—	272	111
Provision of fulfillment services and sales of goods to Shanghai Icson Group	—	164,811	6
Traffic support, marketing and promotion services provided to Bitauto Group	—	—	455,161
Traffic support, marketing and promotion services provided to Tuniu Group	—	—	51,095

Operating expenses:
Service and purchases from Shanghai Icson Group	—	103,976	168,875
Purchase of advertising resources from Tencent Group	—	88,076	195,805

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately nil, nil and 0.01% of total net revenues of the Group for the years ended December 31, 2013, 2014, and 2015, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented nil, 0.01%, and 0.02% of total operating expenses of the Group for the years ended December 31, 2013, 2014, and 2015, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

25.    Related party transactions (Continued)

(b)     The Group had the following balances with the major related parties:

	As of December 31,
	2014	2015
	RMB	RMB
Due from Shanghai Icson Group	237,365	105,176
Due from Tencent Group	174,949	520,094
Due from Staging Finance Group	—	183,260
Total	412,314	808,530

Due to Tencent Group	(321,066)	(77,893)
Due to Business Infinite Group	—	(6,209)
Due to Tuniu Group	—	(721)
Due to Bitauto Group	—	(311)
Total	(321,066)	(85,134)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group	—	(2,755,158)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group	—	(649,047)
Total	—	(3,404,205)

As of December 31, 2014 and 2015, the Group recorded amount due from related parties other than the major related parties as stated above of nil and RMB54,986, which represented approximately nil and 0.50% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2014 and 2015, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties as stated above of RMB4,053 and RMB79,064, which represented approximately 0.02% and 0.19% of the Group’s total accounts payable, accrued expenses and other current liabilities, and deferred revenues, respectively. The Group believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

26.    Employee benefit

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB618,052, RMB903,494 and RMB1,815,532 for the years ended December 31, 2013, 2014 and 2015, respectively.

27.    Lines of credit

As of December 31, 2015, the Group had agreements with eighteen PRC commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB14,092,000. The Company was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2015.

As of December 31, 2015, under the lines of credit, the Company had RMB3,040,209 outstanding for the liquidity loans, RMB5,510,796 reserved for the issuance of bank acceptance, RMB82,056 reserved for the bank guarantee and RMB180,000 outstanding for the bank factoring.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

28.                Commitments and contingencies

Operating lease commitments

The Group leases office, fulfillment centers and bandwidth under non-cancelable operating lease agreements. The rental and bandwidth leasing expenses were RMB621,629, RMB1,084,264 and RMB1,917,683 for the years ended December 31, 2013, 2014 and 2015, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.

Future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

	Office and fulfillment centers rental	Bandwidth leasing	Total
	RMB	RMB	RMB

2016	1,355,914	240,386	1,596,300
2017	895,534	187,425	1,082,959
2018	508,825	100,410	609,235
2019	305,582	78,318	383,900
2020	270,793	17,172	287,965
2021 and Thereafter	241,050	—	241,050
	3,577,698	623,711	4,201,409

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1,289,609 as of December 31, 2015. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Equity investment commitment

On August 7, 2015, the Company entered into definitive agreements with Yonghui Superstores Co., Ltd (“Yonghui”), a leading hypermarket and supermarket operator in China. Under the agreements, the Group will subscribe for newly issued ordinary shares of Yonghui at a purchase price of RMB9.00 per share with total consideration of RMB4,306,708. The Company will hold a 10% equity interest in Yonghui upon completion of the transaction. The transaction is expected to close in the first half of 2016.

Long-Term Debt Obligations

The Group’s long-term debt obligations are nonrecourse securitization debt which consists of asset-backed debt securities issued in connection with securitization of certain financial assets. The expected repayment amount of the nonrecourse securitization debt is approximately RMB579,843 and RMB2,753,699 for the years ended December 31, 2016 and 2017, respectively.

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

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2013, 2014 and 2015.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise’s PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

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

Amounts restricted include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, totaling approximately RMB20,261,086 as of December 31, 2015; therefore in accordance with Rules 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 are disclosed in Note 31.

30.                Subsequent events

In January 2016, JD Finance announced an RMB6,650,000 financing round with lead investors including Sequoia Capital China, China Harvest Investments and China Taiping Insurance, representing approximately 14% ownership of JD Finance on a fully-diluted, post-investment basis. The deal was closed on March 1, 2016. Following the financing, the Group still maintains majority ownership in JD Finance.

In April 2016, the Company entered into a definitive agreement with Dada Nexus Limited (“Dada”), China’s largest crowdsourcing delivery company, pursuant to which agreement the Company will merge its O2O business, JD Daojia, with Dada to form a new company, and contribute certain resources and US$200,000 in cash. The transaction is expected to close in the second quarter of 2016, and upon completion of the transaction the Company will own approximately 47% equity interest of the new company on a fully diluted basis. The Company is still in process of evaluating the accounting impact of the transaction.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

31.  Parent company only condensed financial information

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIEs’ subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2015.

Condensed Balance Sheets

	As of December 31,
	2014	2015
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	8,128,802	8,942,549	1,380,492
Short-term investments	6,119,000	—	—
Prepayments and other current assets	66,209	11,349	1,752
Amount due from related parties	170,592	—	—
Total current assets	14,484,603	8,953,898	1,382,244
Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	16,563,755	16,480,937	2,544,218
Investment securities	—	103,363	15,956
Intangible assets, net	6,456,198	5,056,644	780,611
Total non-current assets	23,019,953	21,640,944	3,340,785
Total assets	37,504,556	30,594,842	4,723,029

LIABILITIES
Current liabilities:
Accrued expenses and other liabilities	6,489	54,227	8,370
Total liabilities	6,489	54,227	8,370

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,237,460,751 Class A ordinary shares issued and 2,208,310,595 outstanding, 556,295,899 Class B ordinary shares issued and 523,407,762 outstanding as of December 31, 2014; 2,313,578,195 Class A ordinary shares issued and 2,287,701,055 outstanding, 480,178,455 Class B ordinary shares issued and 454,289,431 outstanding as of December 31, 2015)	358	358	55
Additional paid-in capital	47,131,172	48,393,126	7,470,611
Statutory reserves	15,009	55,560	8,577
Treasury stock	(4)	(3)	(0)
Accumulated deficit	(9,272,343)	(18,690,910)	(2,885,379)
Accumulated other comprehensive income/(loss)	(376,125)	782,484	120,795
Total shareholders’ equity	37,498,067	30,540,615	4,714,659
Total liabilities and shareholders’ equity	37,504,556	30,594,842	4,723,029

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

31.  Parent company only condensed financial information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ Note 2(f)
Operating expenses
Marketing	—	(915,455)	(1,221,580)	(188,579)
General and administrative	(4,065)	(3,834,699)	(445,095)	(68,711)
Loss from operations	(4,065)	(4,750,154)	(1,666,675)	(257,290)
Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(164,843)	(449,816)	(7,790,292)	(1,202,613)
Interest income	3,987	183,294	143,757	22,192
Others, net	115,022	20,318	(64,806)	(10,004)
Net loss	(49,899)	(4,996,358)	(9,378,016)	(1,447,715)
Preferred shares redemption value accretion	(2,435,366)	(7,957,640)	—	—
Net loss attributable to ordinary shareholders	(2,485,265)	(12,953,998)	(9,378,016)	(1,447,715)

Net loss	(49,899)	(4,996,358)	(9,378,016)	(1,447,715)
Other comprehensive loss:
Foreign currency translation adjustments	(137,921)	(121,612)	1,181,231	182,350
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains/(losses), nil of tax	96,501	71,286	(238,852)	(36,872)
Reclassification adjustment for (gains)/losses recorded in net income, nil of tax	(73,277)	(57,181)	216,230	33,380
Net unrealized gains/(losses) on available-for-sale securities	23,224	14,105	(22,622)	(3,492)
Total other comprehensive income/(loss)	(114,697)	(107,507)	1,158,609	178,858
Total comprehensive loss	(164,596)	(5,103,865)	(8,219,407)	(1,268,857)

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

31.  Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ Note 2(f)

Net cash provided by/(used in) operating activities	(1,209)	101,150	169,018	26,092
Net cash provided by/(used in) investing activities	(5,399,613)	(9,069,394)	579,850	89,513
Net cash provided by financing activities	2,720,076	17,447,655	75,713	11,688
Effect of exchange rate changes on cash and cash equivalents	(51,988)	(363,084)	(10,834)	(1,672)
Net increase/(decrease) in cash and cash equivalents	(2,732,734)	8,116,327	813,747	125,621
Cash and cash equivalents at beginning of year	2,745,209	12,475	8,128,802	1,254,871
Cash and cash equivalents at end of year	12,475	8,128,802	8,942,549	1,380,492

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ loss are presented as “Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.