Form 20-F
period 2016-12-31
JD.com, Inc.
filed 2017-05-01
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016.

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

2,384,954,010 Class A ordinary shares (excluding the 82,180,894 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 471,573,995 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐ Yes   ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                  “annual active customer accounts” are to customer accounts that made at least one purchase during the twelve months ended on the respective dates, including both online direct sales and online marketplace, which exclude Paipai.com;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “GMV” are to the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned, excluding orders on Paipai.com. GMV includes the value from orders placed on our websites and mobile apps as well as orders placed on third-party mobile apps that are fulfilled by us or by our third-party merchants. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in our B2C business with order value exceeding RMB2,000 (US$288) that are not ultimately sold or delivered;

•                  “orders fulfilled” are to the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplaces, net of orders returned, excluding orders on Paipai.com;

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016, selected consolidated balance sheets data as of December 31, 2015 and 2016 and selected consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2013, selected consolidated balance sheets data as of December 31, 2012, 2013 and 2014 and selected consolidated cash flow data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net revenues:
Online direct sales	40,335	67,018	108,549	167,721	237,702	34,236
Services and others	1,046	2,322	6,453	13,554	22,420	3,229
Total net revenues	41,381	69,340	115,002	181,275	260,122	37,465
Operating expenses(1)(2):
Cost of revenues	(37,898)	(62,496)	(101,631)	(157,008)	(220,699)	(31,787)
Fulfillment	(3,061)	(4,109)	(8,067)	(13,921)	(20,951)	(3,017)
Marketing	(1,097)	(1,590)	(4,010)	(7,736)	(10,573)	(1,523)
Technology and content	(636)	(964)	(1,836)	(3,454)	(5,381)	(775)
General and administrative	(640)	(760)	(5,260)	(2,877)	(4,663)	(672)
Impairment of goodwill and intangible assets	—	—	—	(2,750)	—	—
Total operating expenses	(43,332)	(69,919)	(120,804)	(187,746)	(262,267)	(37,774)
Loss from operations	(1,951)	(579)	(5,802)	(6,471)	(2,145)	(309)
Other income/(expense):
Share of results of equity investees	—	—	—	(2,852)	(2,785)	(401)
Interest income	176	344	638	415	482	69
Interest expense	(8)	(8)	(29)	(83)	(260)	(37)
Others, net	60	193	216	(141)	1,474	212
Loss before tax	(1,723)	(50)	(4,977)	(9,132)	(3,234)	(466)
Income tax benefits/(expenses)	(6)	0	(19)	14	(180)	(26)
Net loss	(1,729)	(50)	(4,996)	(9,118)	(3,414)	(492)
Preferred shares redemption value accretion	(1,588)	(2,435)	(7,958)	—	—	—
Net loss attributable to non-controlling interests	—	—	—	(10)	(52)	(7)
Net income attributable to mezzanine classified non-controlling interests shareholders	—	—	—	—	445	64
Net loss attributable to ordinary shareholders	(3,317)	(2,485)	(12,954)	(9,108)	(3,807)	(549)
Net loss per share
Basic	(2.18)	(1.47)	(5.35)	(3.33)	(1.36)	(0.20)
Diluted	(2.18)	(1.47)	(5.35)	(3.33)	(1.36)	(0.20)
Net loss per ADS(3)
Basic	(4.35)	(2.93)	(10.71)	(6.66)	(2.71)	(0.39)
Diluted	(4.35)	(2.93)	(10.71)	(6.66)	(2.71)	(0.39)
Weighted average number of shares:
Basic	1,523,639,783	1,694,495,048	2,419,668,247	2,735,034,034	2,804,767,889	2,804,767,889
Diluted	1,523,639,783	1,694,495,048	2,419,668,247	2,735,034,034	2,804,767,889	2,804,767,889

(1)         Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(78)	(81)	(129)	(185)	(387)	(56)
Marketing	(9)	(9)	(24)	(50)	(98)	(14)
Technology and content	(25)	(33)	(79)	(234)	(555)	(80)
General and administrative	(113)	(138)	(4,018)	(725)	(1,304)	(188)

(2)         Amortization of intangible assets resulting from assets and business acquisitions are allocated in operating expense items as follows. See Item 17 of Part III, “Financial Statements—Note 7—Business Combination” for details of significant business combination transactions.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(2)	(13)	(21)	(22)	(105)	(15)
Marketing	—	—	(925)	(1,225)	(1,222)	(176)
Technology and content	—	—	(19)	(24)	(46)	(7)
General and administrative	—	—	(146)	(180)	(248)	(36)

(3)         Each ADS represents two Class A ordinary shares.

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	7,177	10,812	16,915	17,864	19,772	2,848
Restricted cash	1,920	1,887	3,038	2,115	4,392	633
Short-term investments	1,080	1,903	12,162	2,780	7,174	1,033
Inventories, net	4,754	6,386	12,191	20,540	28,909	4,164
Accounts receivable, net(4)	479	502	2,301	8,194	17,464	2,515
Loan receivables, net(4)	—	—	259	3,698	12,698	1,829
Investment in equity investees	3	37	587	8,713	15,235	2,194
Total assets	17,886	26,010	66,493	85,015	160,374	23,099
Accounts payable	8,097	11,019	16,364	29,819	43,988	6,336
Nonrecourse securitization debt	—	—	—	3,334	13,467	1,940
Unsecured senior notes	—	—	—	—	6,831	984
Total liabilities	11,483	16,770	28,995	54,294	119,154	17,162
Total mezzanine equity	4,738	7,173	—	—	7,057	1,016
Total JD.com, Inc. shareholders’ equity	1,665	2,067	37,498	30,583	33,893	4,882
Number of outstanding ordinary shares	1,597,137,250	1,715,087,336	2,731,718,357	2,741,990,486	2,836,444,397	2,836,444,397

(4)         As JD Finance has changed from supporting the overall JD platform to an independently operated and self-funded business, accounts receivables from consumer financing provided by JD Finance to consumers in marketplace are mainly for investment purpose and are reclassified to loan receivables since 2016. Accordingly, accounts receivable balance of RMB0.1 billion and RMB1.3 billion as of December 31, 2014 and 2015, respectively, has been reclassified to conform to the current period financial statement presentation.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities(5)	1,404	3,570	1,290	1,696	8,767	1,263
Net cash used in investing activities(5)	(3,369)	(2,671)	(13,478)	(5,791)	(48,269)	(6,952)
Net cash provided by financing activities	2,854	2,795	18,392	4,700	40,699	5,862
Effect of exchange rate changes on cash and cash equivalents	(1)	(59)	(101)	344	711	102
Net increase in cash and cash equivalents	888	3,635	6,103	949	1,908	275
Cash and cash equivalents at beginning of year	6,289	7,177	10,812	16,915	17,864	2,573
Cash and cash equivalents at end of year	7,177	10,812	16,915	17,864	19,772	2,848

(5)         Cash flows resulting from loan receivables of RMB0.3 billion and RMB3.5 billion for the years ended December 31, 2014 and 2015, respectively, have been reclassified from operating activities to investing activities.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the exchange rate was RMB6.8845 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21, 2017)	6.8845	6.8871	6.8988	6.8778

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

Our business has grown substantially in recent years, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our fulfillment infrastructure and technology platform, increase our product offerings and hire more employees. For example, we plan to continue to build larger, custom-designed warehouses. We have already finished construction of the initial phase in Shanghai, Guangzhou, Wuhan and Chongqing, and other warehouses in Shenyang and Guiyang. In addition, we are constructing the remaining phases of warehouses in Shanghai, Guangzhou, Wuhan and Chongqing, and also additional custom-designed warehouses in certain other cities in China. We also plan to continue to establish new delivery stations in additional locations across China, including smaller, less developed areas. In 2016, we recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform, and we will continue to invest significant resources in training, managing and motivating our workforce. In addition, as we continued to increase our product offerings, we will need to work with a large number of new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. We have further developed our business initiatives in finance and online-to-offline (O2O) solutions, among others. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We have incurred significant net losses and we may continue to experience significant losses in the future.

We have incurred significant net losses since our inception. We had net losses of RMB4,996 million, RMB9,118 million and RMB3,414 million (US$492 million) in 2014, 2015 and 2016, respectively. We had accumulated deficits of RMB9,272 million, RMB18,421 million and RMB21,860 million (US$3,149 million) as of December 31, 2014, 2015 and 2016, respectively.

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

We rely primarily on our own fulfillment infrastructure, and to a lesser extent on contracted third-party couriers, to deliver our products. Interruptions or failures in our delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party couriers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, our own delivery personnel and those of contracted third-party couriers act on our behalf and interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure and for a portion of our bulky item deliveries, and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. In addition, we have opened our fulfillment infrastructure by offering logistics services to third parties, including third-party sellers on our marketplace and merchants that do not sell products on our online marketplace. If we are not able to manage our logistics services successfully, opening these services to third parties could divert the resources available to our direct sales business and affect customer experience from direct sales. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers.

We operate three 24-7 customer service centers in Suqian and Yangzhou, Jiangsu Province, and Chengdu, Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2016, we had 3,696, 1,108 and 2,051 full-time customer service representatives at these three centers respectively. There is no assurance that we will be able to provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

A public perception that non-authentic, counterfeit or defective goods are sold on our websites or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our websites, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our websites make recommendations to customers based on their past purchases or on products that they viewed but did not purchase, and we also send e-mails to our customers with product recommendations tailored to their purchase profile. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior, to provide accurate and reliable information. Our customers choose to purchase authentic and quality products on our websites due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our websites at attractive prices, they may lose interest in us and visit our websites less frequently or even stop visiting our websites altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We plan to further expand our fulfillment infrastructure. If we are not able to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2016, we operated fulfillment centers in 7 cities, front distribution centers in 25 cities and standalone warehouses in another 22 cities, as well as 6,906 delivery stations and pickup stations in 2,655 counties and districts across China, and we employed 83,512 warehouse and delivery personnel. We are constructing larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. We also plan to continue to establish more delivery stations in additional locations, including those smaller and less developed counties and districts, to further enhance our ability to deliver products to customers directly ourselves. Furthermore, we hired additional employees in 2016 in connection with the strengthening of our fulfillment capabilities. As we continue to add fulfillment and warehouse capability and expand our reach to those smaller, less-developed areas, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The online retail industry in China is intensely competitive. We compete for customers, orders, and third-party sellers. Our current or potential competitors include major e-commerce companies in China that offer a wide range of general merchandise product categories, major traditional retailers in China that are moving into online retailing, major internet companies that have commenced online retail businesses, online retail companies in China focused on specific product categories, and physical retail stores including big-box stores that also aim to offer a one-stop shopping experience. See “Item 4.B. Information on the Company—Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

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

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website, mobile app and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We rely on online direct sale of computer, communication and consumer electronics for a significant portion of our net revenues.

Historically, online direct sales of electronics products, including home appliances, have accounted for a majority of our total net revenues. We expect that sales of these products will continue to represent a significant portion of our total net revenues in the near future. We have increased our offerings to include other product categories, and we have continually added new products within each product category. We expect to continue to expand our product offerings to diversify our revenue sources in the future. However, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on sales of electronics products. Electronics products and home appliances sold in our online direct sales accounted for 79.0%, 74.1% and 69.1% of our total net revenues in 2014, 2015 and 2016, respectively. Electronic products and home appliances sold in our online direct sales and our online marketplace together accounted for 57.2%, 51.3% and 49.8% of our total GMV in 2014, 2015 and 2016, respectively. We face intense competition from online sellers of electronics products and from established companies with physical stores that are moving into online retail, such as Suning Appliance Company Limited, which operates suning.com. Any event that results in a reduction in our sales of electronics products could materially and adversely affect our ability to maintain or increase our current level of revenue and maintain or improve our business prospects.

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

Our net inventories have increased significantly in recent periods, from RMB12,191 million as of December 31, 2014 to RMB20,540 million as of December 31, 2015 and further to RMB28,909 million (US$4,164 million) as of December 31, 2016. Our annual inventory turnover days were 34.8 days in 2014, 36.9 days in 2015 and 38.0 days in 2016. Annual inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues and then multiplied by the number of days during the year. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We have experienced rapid growth since we commenced our online retail business in 2004. Our total net revenues increased from RMB41,381 million in 2012 to RMB260,122 million (US$37,465 million) in 2016, for a four-year compound annual growth rate (CAGR) of 58.3%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, including decreasing consumer spending, increasing competition, slowing growth of the China retail or China online retail industry, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB4,010 million, RMB7,736 million and RMB10,573 million (US$1,523 million) of marketing expenses in 2014, 2015 and 2016, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers for our online direct sales. We had over 12,000 suppliers as of December 31, 2016. Our suppliers include manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for our online direct sales business excluding the impact from supply chain financing were 40.9 days in 2014, 44.6 days in 2015 and 52.6 days in 2016. Annual accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues and then multiplied by the number of days during the year. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Any interruption in the operation of our fulfillment centers, front distribution centers, standalone warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the smooth operation of our fulfillment centers, front distribution centers, standalone warehouses, and our delivery and pickup stations. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment centers were rendered incapable of operations, then we may be unable to fulfill any orders in any of the provinces that rely on that center. In addition, those events that could damage our fulfillment infrastructure, such as fire and flood, may also result in damages to our inventory stored in or delivered through our fulfillment infrastructure, and in such event, we would incur losses as a result. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested and will continue to invest significant sums in expanding our fulfillment infrastructure and upgrading our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB4.8 billion (US$0.7 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2016. We also paid significant amounts for upgrading our technology platform during the same periods. We expect to continue to invest heavily in our fulfillment and technology capabilities for a number of years. We also intend to continue to add resources to our fulfillment infrastructure and technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

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

As of December 31, 2016, there were over 120,000 third-party sellers on our online marketplace. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. Many of our third-party sellers use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our websites. If any third-party seller does not control the quality of the products that it sells on our websites, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our websites, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party seller, the reputation of our online marketplace and our JD brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. In December 2015, we terminated the Paipai C2C platform and as of the date of this report, we completely closed down the website of Paipai.com. The shut-down of the Paipai C2C platform is in line with our policy to combat the marketing and sale of counterfeit products. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

Failure to deal effectively with any fictitious transactions or other fraudulent conduct that take place on our online marketplace would materially and adversely affect our business, financial condition and results of operations.

We may face risks with respect to fraudulent activities on our online marketplace. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplace, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among third-party sellers and customers. In addition to fraudulent transactions with legitimate customers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our online marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm our customers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated GMV from our online marketplace. Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees would severely diminish consumer confidence in us, reduce our ability to attract new or retain current third-party sellers and customers, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

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

•                  In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million, as consideration for newly issued ordinary shares of Bitauto Holdings Limited, or Bitauto, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry, and also invested US$100 million in newly issued series A preferred shares of Yixin Capital Limited, or Yixin, a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business. In June and August 2016, we, together with certain other investors, made additional investments to purchase equity securities issued by Bitauto and Yixin.

•                  In May 2015, we invested a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for newly issued Class A ordinary shares of Tuniu Corporation, or Tuniu, a Nasdaq-listed and leading online leisure travel company in China.

•                  In April 2016, we completed the transaction with Dada Nexus Limited, or Dada, China’s largest crowdsourcing delivery company, pursuant to which our O2O business, JD Daojia, became a subsidiary of Dada and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. We owned approximately 47% equity interest of Dada after the completion of the transaction on a fully diluted basis.

•                  In June 2016, we acquired Yihaodian marketplace platform assets from Wal-Mart Stores, Inc., or Walmart, including the Yihaodian brand, websites and mobile apps, and entered into strategic cooperation arrangements with Walmart. Concurrently we issued approximately 5% of our then total issued and outstanding shares on a fully diluted basis to a subsidiary of Walmart.

•                  In August 2016, we completed our investment of RMB4.23 billion (US$610 million) for newly issued ordinary shares of Yonghui Superstores Co., Ltd, or Yonghui, a leading hypermarket and supermarket operator in China.

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

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. We periodically review goodwill and investments for impairment. In November 2015, we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired. Moreover, we share the results of the investments which we account for as equity method investments, although we have no control on the factors and risks that affect their business, results of operations and financial condition. In 2016, our share of results of equity investees was a loss of RMB2.8 billion (US$0.4 billion), primarily attributable to impairment of investment in Bitauto and Tuniu and losses picked up from our equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results.

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

A decline in the popularity of online shopping in general, or any failure by us to adapt our websites and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

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

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2016, we employed a total of 83,512 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our websites, or for products sold on our websites or content posted on our websites that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from over 12,000 suppliers as of December 31, 2016. Third-party sellers on our online marketplace are separately responsible for sourcing the products they sell on our websites. As of December 31, 2016, we had over 120,000 third-party sellers on our online marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border e-commerce business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.

In the event that counterfeit, unauthorized or infringing products are sold on our websites or infringing content is posted on our websites, we could face claims that we should be held liable. We have in the past received claims alleging our infringement of third parties’ rights. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

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

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our websites and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. All of our sales of products are made online through our websites and mobile apps, and the fulfillment services we provide to third-party sellers are related to sales of their products through our websites and mobile apps. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our websites or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our websites. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

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

Any deficiencies in China’s internet infrastructure could impair our ability to sell products over our websites and mobile apps, which could cause us to lose customers and harm our operating results.

All of our sales of products are made online through our websites and mobile apps, and the fulfillment services we provide to third-party sellers are related to sales of their products through our websites and mobile apps. Our business depends on the performance and reliability of the internet infrastructure in China. The availability of our websites depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our websites. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our websites and mobile apps and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites and mobile apps. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as artificial intelligence, big data and cloud. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our customers downloading our specific mobile apps for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile apps into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if our apps receive unfavorable treatment compared to competing apps on the download stores, or if we face increased costs to distribute or have customers use our mobile apps. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the online retail industry is the secure storage of confidential information and its secure transmission over public networks. All of the orders and some of the payments for products we offer are made through our websites and our mobile apps. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our websites and use of our mobile apps. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may choose to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our websites’ or mobile apps’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network (CSDN) in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

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

Our delivery, return and exchange policies may materially and adversely affect our results of operations.

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

We started to participate in the finance sector in China in recent years. Our finance business, currently operating as Beijing Jingdong Financial Technology Holding Co., Ltd., which we refer to as JD Finance, has developed various financial products and services, including supply chain financing and microcredit, which are additional value-added services we provide to our suppliers and third-party sellers on our online marketplace, and consumer financing. Expansion in this business area involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer.

Our account receivables and loan receivables increased over 2015 and 2016 due to the credit we extended for certain of our financial products, which in turn increased our exposure to bad debts. The risk of nonpayment of loans is inherent in the finance business and we are subject to credit risk resulting from defaults in payment for loans by the suppliers, third-party sellers on our marketplace and customers.  Credit risks are exacerbated in microcredit and consumer financing because there is relatively limited information available about the credit histories of the third-party sellers and customers. There can be no assurances that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our finance business. Deterioration in the overall quality of loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global finance sectors, which may adversely affect the businesses, operations or liquidity of our suppliers, third-party sellers and customers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our finance business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

Since 2016, JD Finance has purchased higher yield investments and resold to third-party investors. While we earn yield differentials, we are exposed to additional risks of loss or not getting expected returns that are inherent in the higher yield investments.

In addition, the development of finance business is capital intensive. To address such capital requirement, JD Finance has entered into asset-backed securitization arrangements with third-party financial institutions, under which JD Finance has transferred the legal titles or economic benefits in certain financial assets in exchange for cash proceeds. JD Finance continues to provide management, administration and collection services on the transferred financial assets and is obligated to absorb a portion of the losses incurred in the outstanding portfolio of the transferred financial assets in the event of default. Additionally, in March 2016, JD Finance raised an aggregate of RMB6.65 billion (US$0.96 billion) from a group of investors. Despite such arrangement and capital injection, JD Finance may require additional cash resources due to further developments or changed business conditions. JD Finance may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Finance, and the investors may have a strategy or objective different from ours with respect to JD Finance or impose conditions that could restrict the operations of JD Finance. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

PRC laws and regulations concerning the internet finance industry are evolving. Although JD Finance has taken careful measures to comply with the laws and regulations that are applicable to the financial services that it offers, the PRC government authority may promulgate new laws and regulations regulating the internet finance industry in the future. We cannot assure you that any of JD Finance’s service offerings or practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the internet finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict financial services like those JD Finance offers, which could materially and adversely affect JD Finance’s business and operations.

We expect that the risks presented by our finance business as discussed above will be mitigated after our successful reorganization of JD Finance pursuant to the definitive agreements we entered into in March 2017, as a result of which we will hold neither legal ownership nor effective control of JD Finance. However, there is no assurance that those transactions contemplated by the definitive agreements will be successfully consummated at all or in a timely manner. See “—While we entered into definitive agreements relating to the reorganization of JD Finance in March 2017, there is no assurance that the transactions contemplated by the definitive agreements will be successfully consummated” below.

While we entered into definitive agreements relating to the reorganization of JD Finance in March 2017, there is no assurance that the transactions contemplated by the definitive agreements will be successfully consummated.

In March 2017, we entered into definitive agreements relating to the reorganization of JD Finance, pursuant to which we will dispose of all of our 68.6% equity interest in JD Finance so that we will hold neither legal ownership nor effective control of JD Finance. Under the definitive agreements, we will receive approximately RMB14.3 billion (US$2.1 billion) in cash upon completion of the transactions and, in exchange for certain licenses and services to be provided by us to JD Finance, we will receive 40% of the future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis. In addition, we may be able to convert our profit sharing right with respect to JD Finance into 40% of JD Finance’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us is subject to potential proportional dilution as a result of any future equity financings of JD Finance and any increases in the pool of equity interest in JD Finance reserved for the employee benefits plan of JD Finance, or ESOP pool increases.

The transactions contemplated by the definitive agreements are subject to certain closing conditions, including the receipt by JD Finance of certain payments from investors who will acquire equity interest in JD Finance as contemplated by the definitive agreements. We are working with various other parties to the definitive agreements to satisfy the closing conditions, and we expect to complete the transactions in mid-2017. However, there is no assurance that the transactions will be consummated successfully in a timely manner, or at all.

Moreover, the transactions contemplated by the definitive agreements, whether or not consummated, present a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters.

After the transactions contemplated by the definitive agreements relating to the reorganization of JD Finance are successfully consummated, we will not control JD Finance, over which Mr. Richard Qiangdong Liu, our chairman and chief executive officer, will obtain a majority of the voting interests. If after the reorganization, JD Finance is unable to successfully manage its business or conflicts that could arise between us and JD Finance are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected as a result.

After the transactions contemplated by the definitive agreements relating to the reorganization of JD Finance are successfully consummated, we will not have legal ownership or effective control of JD Finance. Mr. Richard Qiangdong Liu, our chairman and chief executive officer, will have acquired 4.3% equity interest in JD Finance and obtained a majority of the voting interests in JD Finance through his equity stake and arrangements with other investors and ESOP participants in JD Finance.

JD Finance currently provides us with certain payment services on a non-exclusive basis and may provide additional services to us in the future. As noted elsewhere in this annual report, JD Finance’s business is subject to a number of risks. If after the reorganization, JD Finance were not able to successfully manage these risks, its ability to continue to deliver payment and other services to us may be undermined. In such event, JD Finance might seek to amend the terms of its agreements and arrangements with us, which could potentially result in a conflict of interest. Other conflicts of interest between us and JD Finance after the reorganization of JD Finance may arise relating to commercial or strategic opportunities or initiatives. Although we and JD Finance have each agreed to certain non-competition undertakings after the reorganization, we cannot assure you that JD Finance would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If after the reorganization, JD Finance is unable to successfully manage its business or conflicts of interest that could arise between us and JD Finance are not resolved in our favor, our business, financial condition, results of operations and prospectus could be materially and adversely affected.

In addition, after we successfully complete the reorganization of JD Finance, we will continue to license certain of our intellectual properties, including our “JD” brand and related trademarks and domain names, to JD Finance in exchange for the right to receive 40% of the pre-tax profit of JD Finance, subject to certain conditions and potential proportional dilution as a result of any future equity financings and ESOP pool increases of JD Finance. While we will not control JD Finance after the reorganization, because of JD Finance’s ability to continue to use our brand, our close association with JD Finance and overlapping user base, events that negatively affect JD Finance, for example, alleged engagement in inappropriate activities, involvement in any legal or administrative proceedings, or negative publicity, could also negatively affect customers’, regulators’ and other third parties’ perception of us and our JD brand, harm our credibility and reputation and adversely affect our business.

After the reorganization of JD Finance, we may not be able to acquire a direct equity ownership interest in JD Finance.

The Framework Agreement we entered into with JD Finance in connection with the reorganization of JD Finance provides for future potential equity issuances of up to 40% of equity interest in JD Finance to us in the event that JD Finance applies for and receives certain PRC regulatory approvals in the future. In addition, upon a qualified IPO or other liquidity event of JD Finance, if our total ownership of equity interests in JD Finance, if any, has not reached 40%, we would be entitled, at our election, to receive a one-time payment up to 40% of the equity value, immediately prior to such qualified IPO or other liquidity event of JD Finance. If we acquire equity interests in JD Finance in an aggregate amount less than the full 40% equity interest, then the percentage of JD Finance’s equity value used to calculate the liquidity event payment will be reduced proportionately. The above-mentioned maximum percentages of JD Finance’s equity interest that may be issued to us and JD Finance’s equity value in the form of liquidity payment to us at our election are also subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance.

After we successfully consummate the reorganization of JD Finance, if JD Finance does not receive the required PRC regulatory approvals mentioned above, we will not be able to acquire a direct equity ownership interest in JD Finance, and we would fail to benefit from any appreciation in its equity value beyond the date of a qualified IPO or other liquidity event of JD Finance. Our inability to reap the benefits of any appreciation in equity value of JD Finance, including in connection with a qualified IPO or other liquidity event of JD Finance, could represent a significant missed opportunity that is beyond our control. In addition, if we elect to receive a one-time payment up to 40% of the equity value of JD Finance (subject to potential proportional dilution as a result of any future financings or ESOP pool increases of JD Finance) immediately prior to a qualified IPO or other liquidity event of JD Finance, it is possible that JD Finance will not have sufficient funds to make the payment in a timely manner or on a schedule acceptable to us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions Relating to JD Finance.”

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

Approximately 6% of the lessors of our leased warehouses, approximately 13% of the lessors of our leased offices, and approximately 5% of the lessors of our leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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

We lease properties for our offices, customer service center, warehouses, sorting centers, and delivery and pickup stations. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could materially and adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could materially and adversely affect our business and operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Transport, the State Post Bureau and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier, road freight transportation and finance industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of the date of this annual report, we have one cross-provincial Courier Service Operation Permit that allows Jingbangda, one of our PRC subsidiaries providing logistics services, to operate an express delivery business in 31 provinces and 158 cities in China. As of December 31, 2016, Jingbangda and its 798 branches had obtained Courier Service Operation Permits. As of the same date, Jiangsu Jingdong and its 39 branches, Jingbangda and its 19 branches had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China and for additional Road Transportation Operation Permits for Jiangsu Jingdong’s other branches and Jingbangda’s branches from the appropriate level of government authorities and obtaining necessary licenses for all of our vehicles used for transporting goods. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

In addition, we issue one type of prepaid cards which can be used to buy most of the products sold on our websites, including those sold by third-party sellers on our online marketplace. These cards may be deemed to be multiple-purpose commercial pre-paid cards and if so, a license from the relevant authority is required. An indirect subsidiary of Suqian Limao Donghong Investment Management Co., Ltd., or Suqian Limao, one of our consolidated variable interest entities, has applied to the relevant government authority for the expansion of the business types covered by its Payment Service License to cover issuance and acceptance of pre-paid cards, and the application has been publicized by the relevant government authority on its official website. However, we cannot assure you that we can obtain the approval to expand the business types of the license in a timely manner, or at all.

Furthermore, we currently engage in online microcredit business through, among other entities, one of our subsidiaries in Shanghai. Pursuant to certain regulations issued by the Shanghai Financial Services Office, the regulatory entity of microcredit companies in Shanghai, in December 2016, microcredit companies seeking to provide microcredit services online are required to apply for approval of such regulatory entity. While we are in the process of applying for the required approval, we cannot assure you that we can obtain the approval in a timely manner, or at all. If we fail to obtain the approval, the online microcredit business carried out by the subsidiary in Shanghai may be considered not in compliance with the relevant regulations by the regulatory entity. In such event, this subsidiary may be admonished or required to rectify the non-compliance in a timely manner, or may not be able to receive approval for any new business it proposes to conduct, which may adversely affect our business and results of operations.

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

We provide payment by installments or payment on credit service to certain qualified customers for purchasing relevant products sold on our websites, including those sold by us directly and those sold by third-party sellers on our online marketplace. These payment services may be deemed to be providing consumer loans. If so, an approval for consumer finance company from the relevant authority is required, and we cannot assure you that we can obtain such approval in a timely manner, or at all.

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

The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our websites. See “Item 4.B. Information on the Company—Business Overview—Regulation—Licenses and Permits.” We have made great efforts to obtain all the applicable licenses and permits, but due to the large number of products sold on our websites, we may not always be able to do so and we were penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before.

As online retail and finance are evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. For example, in April 2016, the General Office of the State Council issued the Proposals to Specifically Address Risks of Internet Finance to address certain key issues relating to the regulation of internet finance. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses and finance businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted.  For example, in May 2016, new administrative measures were promulgated to regulate the publication market in replacement of the old measures promulgated in 2011. The new measures require an entity or individual engaged in the distribution of publications via the internet or other information networks to obtain a Publication Operation Permit. Although the new measures allow foreign-invested enterprises to engage in the distribution of publications, it is uncertain how this will be implemented in practice, as the old measures provided that foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. Therefore, we continue to engage in wholesale and retail of books and audio and video products and other publications through Jiangsu Yuanzhou, one of our consolidated variable interest entities. Jiangsu Yuanzhou has obtained a Publication Operation Permit, which remains valid until March 31, 2017, and we have applied to renew the Publication Operation Permit. If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our Share Incentive Plan, which may result in increased share-based compensation expenses.

We have adopted a share incentive plan to provide additional incentives to employees, directors and consultants. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion. As of December 31, 2016, we had an aggregate of 11,203,502 restricted shares, which are treated as non-vested ordinary shares under U.S. GAAP, 100,682,469 restricted share units and options to purchase an aggregate of 47,659,016 ordinary shares that had been granted to our directors, officers, employees and consultants and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant date. For example, in the first quarter of 2014, we granted 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, and we incurred share-based compensation expenses in connection with this grant to Mr. Liu in an amount of RMB3,685 million in 2014. In May 2015, our board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. We incurred share-based compensation expenses of RMB240 million and RMB318 million (US$46 million) in connection with this grant of option to Mr. Liu in 2015 and 2016, respectively. In addition, JD Finance adopted its own share incentive plan in 2015, which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of JD Finance to its employees, directors and consultants, and granted restricted shares units of JD Finance equivalent to approximately 7.25% and 2.94% of its ordinary shares on a fully diluted basis in 2015 and 2016, respectively. For the years ended December 31, 2014, 2015 and 2016, we recorded an aggregate of RMB4,250 million, RMB1,194 million and RMB2,344 million (US$338 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates. The PRC government has in recent years implemented a number of measures to control the rate of economic growth, which have contributed to a slowdown of the PRC economy. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) annual growth rate slowed to 6.7% in 2016, down from 6.9% in 2015. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

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

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at one location. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 28, 2017, Mr. Liu beneficially owned 80.0% of the aggregate voting power of our company, including the 8.3% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 48,874,410 Class B ordinary shares, representing 8.3% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Original Plans, which were replaced by the 2013 Plan and further by the current Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises this 8.3% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 8.3% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under our current memorandum and articles of association, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.”

However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, or the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors of our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. In January 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

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

Jingdong 360, Jiangsu Yuanzhou and all of our other variable interest entities in PRC other than Suqian Limao are 45% owned by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, 30% owned by Ms. Yayun Li, our employee, and 25% owned by Ms. Pang Zhang, also our employee. Suqian Limao is 62% owned by Mr. Richard Qiangdong Liu, and 38% owned by Ms. Yayun Li. Mr. Liu, Ms. Li and Ms. Zhang are PRC citizens. We entered into a series of contractual arrangements with Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China and their respective shareholders, which enable us to:

•                  exercise effective control over Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China;

•                  receive substantially all of the economic benefits of Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China; and

•                  have an exclusive option to purchase all or part of the equity interests in Jingdong 360, Jiangsu Yuanzhou and other variable interest entities in China when and to the extent permitted by PRC law.

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

Our variable interest entities hold our necessary licenses and permits including ICP license, online payment license and Aviation Transport Sales Agency Certificate and conduct our sales of books and audio and video products (including publication of e-books and online audio and video products). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate substantially all of our revenues from products and services that are offered to customers through our websites and mobile apps and any interruption in our ability to use our websites and mobile apps may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of our variable interest entities, including Jingdong 360 and Jiangsu Yuanzhou, among others. Mr. Richard Qiangdong Liu and Ms. Yayun Li are the shareholders of Suqian Limao. Mr. Richard Qiangdong Liu is our chairman and chief executive officer, and Ms. Yayun Li and Ms. Pang Zhang are our employees. The shareholders of our variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Jingdong Century are approximately US$3,274 million and US$1,398 million, respectively, which means Jingdong Century cannot obtain loans in excess of US$1,876 million from our entities outside of China currently. The current statutory limit on the loans to our other wholly foreign-owned subsidiaries in China, such as Star East, Jingbangda and Shanghai Shengdayuan, is RMB1,800 million (US$259 million), RMB2,000 million (US$288 million) and US$49 million, respectively. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated variable interest entities or other PRC domestic entities is allowed to borrow is two times of their respective net assets. Pursuant to this notice and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entities or other domestic PRC entities, the limit for the total amount of foreign debt is two times of their respective net assets pursuant to the notice.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions must be approved by or registered with the Ministry of Commerce or its local counterpart. SAFE issued SAFE Circular No. 19, which took effect on June 1, 2015. SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC. Foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans, however, are still subject to SAFE restrictions. The use of RMB capital converted from foreign currency registered capital of a foreign-invested company may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. The applicable SAFE regulations may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from offerings of our securities, to our consolidated variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert the foreign currency into RMB to invest in or establish certain other PRC companies in China.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the PRC subsidiaries, including Jingdong Century, and our variable interest entities in China, and their respective shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust those variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on our variable interest entities for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay punitive interest.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  If the foreign investment falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by the Ministry of Commerce or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

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

As of the date of this annual report, over 50% of the voting power of our issued and outstanding share capital is controlled by PRC nationals. However, the draft Foreign Investment Law has not taken a position on what actions are required to be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered in the draft. Under these options, a company with VIE structures and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure.  Moreover, it is uncertain whether the industries in which our variable interest entities operate, such as the industry of providing value-added telecommunication services or selling audio and video products, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance, to be completed by companies with existing VIE structure like us, or we plan to apply for determination on the PRC investor during the clearance process, we face uncertainties as to whether such clearance or ratification can be timely obtained, or at all.

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

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our websites and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

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

We only have control over our websites through contractual arrangements. We do not own the websites in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Jingdong 360, our PRC consolidated variable interest entity, holds an ICP license and operates our www.jd.com website. Jingdong 360 owns the relevant domain names and registered trademarks and has the necessary personnel to operate such website.

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

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We had 6,906 delivery stations and pickup stations in 2,655 counties and districts across China as of December 31, 2016.  We seek to register branch offices in all the locations where we have delivery stations and pickup stations. However, as of the date of this annual report, we have not been able to register branch offices in all of these locations. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our websites.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. In November 2016, China promulgated the Cyber Security Law, which will become effective on June 1, 2017, to protect cyberspace security and order. Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our websites or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our websites in China.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar.  Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repaying our U.S. dollar denominated notes or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

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

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB215 million, RMB392 million and RMB741 million (US$107 million) in financial incentives from local governments relating to our business operations in 2014, 2015 and 2016, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

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

We believe that none of JD.com, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10.E. Additional Information—Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that JD.com, Inc. or any of its subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, they would be subject to a 25% enterprise income tax on their global income. If these entities derive income other than dividends from their wholly-owned subsidiaries in the PRC, a 25% enterprise income tax on their global income may increase our tax burden. If JD.com, Inc. or any of its subsidiaries outside of China is classified as a PRC resident enterprise, dividends paid to it from its wholly-owned subsidiaries in China may be regarded as tax-exempted income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the PRC Enterprise Income Tax Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC income tax purposes.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, excluding trading of a public overseas company’s shares through stock exchanges without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.

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

The trading price of our ADSs ranged from US$19.51 to US$30.66 per ADS in 2016. The trading prices of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, mid-2015 and early 2016, which may have a material and adverse effect on the trading price of our ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2017, we had 2,856,708,469 ordinary shares outstanding, comprising of (i) 2,386,326,636 Class A ordinary shares (excluding the 82,000,430 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 470,381,833 Class B ordinary shares. Among these shares, 1,753,528,974 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company wholly-owned by our chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of February 28, 2017, Mr. Liu beneficially owned 80.0% of the aggregate voting power of our company, including the 8.3% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited.  Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. In addition, our memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For example, neither the Companies Law (2016 Revision) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2016. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. The average percentage of a corporation’s assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2016 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 and we do not expect to be classified as a PFIC in the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Item 4.                                                         Information on the Company

A.                                    History and Development of the Company

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, launched an online retail website in January 2004. He subsequently formed a company in Beijing and another company in Shanghai and conducted his online retail business through these two companies. In April 2007, we established a wholly-owned PRC subsidiary, Beijing Jingdong Century Trade Co., Ltd., or Jingdong Century, and we acquired certain intellectual property rights from the two companies Mr. Liu had established earlier, which ceased business operations and were later liquidated and dissolved.

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

The significant consolidated variable interest entities and their subsidiaries that conduct our business operations in China include the following:

•                  Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website;

•                  Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily conducts the sale of books and audio and video products;

•                  Suqian Limao, which was established in December 2015 and holds our interest in the finance business, JD Finance;

•                  Beijing Jingdong Financial Technology Holding Co., Ltd., formerly known as Beijing Jingdong Shangboguangyi Investment Management Co., Ltd., or JD Finance Holdco, a subsidiary of Suqian Limao, which was established in September 2012 and is the holding company of JD Finance;

•                  Chinabank Payment Technology Co., Ltd., currently an indirect subsidiary of JD Finance Holdco, which was acquired in October 2012 and holds our online payment license and provides online payment services; and

•                  Shanghai Banghui Commercial Factoring Co., Ltd., a subsidiary of JD Finance Holdco, which was established in 2013 and engages in commercial factoring business.

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

In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million, including exclusive access to the new and used car channels on our e-commerce sites including mobile apps and additional support from our key platforms, as consideration for newly issued ordinary shares of Bitauto, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry. In June 2016, we made an additional investment of US$50 million in cash to purchase newly issued ordinary shares of Bitauto.   In addition, we invested US$100 million in newly issued series A preferred shares of Yixin, a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business.  In August 2016, we, together with Tencent, Baidu, Bitauto and other investors, entered into definitive agreements, pursuant to which we and other investors, invested an aggregate of US$550 million in cash in Yixin. We currently hold approximately 25.7% of Bitauto’s issued and outstanding shares and approximately 14.2% of Yixin’s issued and outstanding shares.

In May 2015, we made further investment to acquire newly issued Class A ordinary shares of Tuniu, a Nasdaq-listed and leading online leisure travel company in China, through a combination of US$250 million in cash and certain resources valued at US$108 million, including exclusive rights to operate the leisure travel channel for both our www.jd.com website and mobile apps, and Tuniu’s being our preferred partner for hotel and air tickets booking services. Previously in December 2014, we purchased certain newly issued Class A ordinary shares of Tuniu by a cash consideration of US$50 million. We currently hold approximately 20.7% of Tuniu’s outstanding shares. Our leisure travel channel is currently operated by Tuniu.

In August 2015, we entered into definitive agreements with Yonghui, pursuant to which we subscribed for newly issued ordinary shares of Yonghui with a total consideration of RMB4.23 billion (US$610 million). The transaction with Yonghui was completed in August 2016. As a result of the transaction, we hold approximately 10% equity interest in Yonghui. In addition, we have formed a strategic partnership with Yonghui to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in O2O initiatives and other areas of potential strategic cooperation.

In January 2016, we entered into definitive agreements with a group of investors for a RMB6.65 billion (US$0.96 billion) financing for JD Finance. Following the closing of the financing in March 2016, we maintain a majority ownership in JD Finance.

In April 2016, we completed the transaction with Dada Nexus Limited, or Dada, China’s largest crowdsourcing delivery company, pursuant to which our O2O business, JD Daojia, became a subsidiary of Dada and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. We owned approximately 47% equity interest of Dada after the completion of the transaction on a fully diluted basis.

In June 2016, we entered into a series of agreements with Walmart in relation to our strategic alliance with Walmart, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares, which amounted to approximately 5% of our total issued and outstanding shares on a fully diluted basis at the time. As of December 31, 2016, Walmart held Class A ordinary shares representing 10.1% of our total issued and outstanding shares, according to Walmart’s statement on Schedule 13G with respect to our Class A ordinary shares, as amended. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, websites and mobile apps. We have collaborated with Walmart on e-commerce, including launching a Sam’s Club Flagship Store on JD.com, the Walmart Global Flagship Store on JD Worldwide and a two-hour delivery service from Walmart Stores in select cities through the JD Daojia app, as well as leveraging one another’s supply chain to increase product selection for customers across China. As part of the strategic alliance, we also entered into an eight-year non-compete arrangement with Walmart, subject to certain conditions and exceptions.

In March 2017, we entered into definitive agreements relating to the reorganization of JD Finance. Pursuant to the definitive agreements, we will dispose of all of our 68.6% equity interest in JD Finance so that we will hold neither legal ownership nor effective control of JD Finance. Under the definitive agreements, we will receive approximately RMB14.3 billion (US$2.1 billion) in cash upon completion of the transactions, and in exchange for certain licenses and services to be provided by us to JD Finance, we will receive 40% of the future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis. In addition, we may be able to convert our profit sharing right with respect to JD Finance into 40% of JD Finance’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us is subject to potential proportional dilution as a result of any future equity financings or ESOP increases of JD Finance. Our board of directors, acting upon the unanimous recommendation of our audit committee consisting of independent and disinterested directors, approved the definitive agreements and the transactions contemplated thereunder. The transactions contemplated by the definitive agreements are subject to certain closing conditions and are currently expected to close in mid-2017. We expect that, upon the completion of the transactions, JD Finance will be deconsolidated from our consolidated financial statements.

B.                                    Business Overview

We are the largest e-commerce company in China and the largest Chinese retailer, both in terms of revenue, in 2016. We generated total net revenues of RMB115.0 billion, RMB181.3 billion and RMB260.1 billion (US$37.5 billion) in 2014, 2015 and 2016, respectively. Our GMV increased from RMB242.5 billion in 2014 to RMB446.5 billion in 2015 and further to RMB658.2 billion (US$94.8 billion) in 2016.

We believe we provide consumers an enjoyable online retail experience. Through our content-rich and user-friendly website www.jd.com and mobile apps, we offer a wide selection of authentic products at competitive prices which are delivered in a speedy and reliable manner. We also offer convenient online and in-person payment options and comprehensive customer services. In order to have better control over fulfillment and to ensure customer satisfaction, we have built our own nationwide fulfillment infrastructure and last-mile delivery network, staffed by our own employees, which supports both our online direct sales and our online marketplace businesses. We have established strong relationships with our suppliers as we develop our online direct sales business. Leveraging our strengths, we launched our online marketplace business in 2010, which has allowed us to significantly expand our selection of products and services.

As a result of our superior customer experience, our business has grown rapidly. As a result of the rapid growth of the number of products we offer through online direct sales and marketplace, electronic products and home appliances accounted for 57.2%, 51.3% and 49.8% of our total GMV in 2014, 2015 and 2016, respectively, and general merchandise and others for 42.8%, 48.7% and 50.2%.

We foster an interactive user community that discusses, rates and reviews our products and services. We believe we have the largest online product review database of any online direct sales company in China with approximately 2,160 million product reviews generated by our customers as of December 31, 2016. We had 90.6 million, 155.0 million and 226.6 million annual active customer accounts and fulfilled approximately 651.9 million, 1,263.1 million and 1,775.4 million orders in 2014, 2015 and 2016, respectively. Our fulfilled orders excluding virtual items were 518.2 million, 1,026.8 million and 1,593.3 million in 2014, 2015 and 2016, respectively.

Timely and reliable fulfillment is critical to the success of an online retail business. Given the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services, we made a strategic decision in 2007 to build and operate our own nationwide fulfillment infrastructure. We believe we have the largest fulfillment infrastructure of any e-commerce company in China. We operated 256 warehouses with an aggregate gross floor area of approximately 5.6 million square meters in 54 cities and 6,906 delivery stations and pickup stations in 2,655 counties and districts across China as of December 31, 2016, and had 65,968 delivery personnel, 17,544 warehouse staff and 11,699 customer service personnel as of the same date. Leveraging this nationwide fulfillment infrastructure, we deliver a majority of the orders directly to customers ourselves. As of December 31, 2016, we provided same-day and next-day delivery in 1,410 counties and districts across China.

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

We introduced an online marketplace to leverage our brand recognition, large and growing customer base, extensive transaction data, fulfillment infrastructure and proprietary technology platform. Our online marketplace allows us to provide customers a much greater selection of products. Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with a 32.6% market share based on transaction volume in the nine months ended September 30, 2016, according to iResearch. We attract and select third-party sellers to offer authentic products to our customers through our online marketplace. We monitor third-party sellers’ performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality customer service. In addition to basic transaction processing and billing services, we offer third-party sellers a suite of value-added fulfillment and other services.

Furthermore, we launched a cross-border e-commerce platform, JD Worldwide, on JD.com in April 2015. JD Worldwide is a cross-border e-commerce platform that leverages China’s free trade zones and our industry-leading logistics and marketing capabilities to provide international brands, including those without an on-the-ground presence in China, a fully integrated solution for reaching Chinese consumers. As of the end of 2016, JD Worldwide offered authentic imported products from over 70 countries and regions, covering more than 18,400 brands, with the number of stock keeping units increasing by over 270% from that as of the end of 2015. In order to better fulfill the demands from Chinese consumers, during 2016, JD Worldwide introduced more world famous brands, such as Wal-Mart, Shiseido, Philips, Barcelona Football Club, DHC, GNC, Yamada and Mattel.

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

Our Business Model

Since founding our company, we have focused on developing our online direct sales business as well as building our own fulfillment infrastructure, including last mile delivery capability, and our proprietary technology platform to support our operations. As our online direct sales business grew substantially in size, we launched our online marketplace to complement it to expand our product offerings, leverage our established fulfillment infrastructure and technology platform and ensure superior customer experience. We believe that the combination of our online direct sales and online marketplace with our own nationwide fulfillment infrastructure and technology platform makes us a uniquely strong player in China’s online retail industry in terms of providing superior customer experience.

Leveraging the significant scale of our business, we have also begun to offer other services that are complementary to our core business, create significant value to our business partners, including third-party sellers and suppliers, and ultimately benefit our business and customers.

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We started selling computer products online in 2004 and had introduced mobile handsets, consumer electronics products and auto parts and accessories by 2007. We significantly expanded our product offerings in 2008 with home appliances and a wide array of general merchandise product categories, and have been continually bringing new products since then. As of December 31, 2016, we offered 15 product categories through our online direct sales business model. As a result, net revenues from electronics products, which include computers, mobile handsets and other mobile digital products, and home appliances, have declined as a percentage of our total net revenues.

Online Marketplace

In our online marketplace business, third-party sellers offer products to customers over our online marketplace and pay us commissions on their sales. We launched our online marketplace in October 2010, and have been bringing new products and services to our online marketplace since then. As of December 31, 2016, there were over 120,000 third-party sellers over our online marketplace. The GMV from our online marketplace increased from RMB83.2 billion in 2014 to RMB190.9 billion in 2015 and further to RMB285.9 billion (US$41.2 billion) in 2016. We provide transaction processing and billing services on all orders on our online marketplace, and we leverage our own nationwide fulfillment infrastructure to offer our third-party sellers additional value-added services, including delivery services or a combination of warehousing and delivery services. We require third-party sellers to meet our standards for authenticity and reliability. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

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

JD Finance. JD Finance has developed various financial products and services, including supply chain financing and microcredit, which are additional value-added services we provide to our suppliers and third-party sellers on our online marketplace, as well as consumer financing, online payment, and various others. We are investing in our risk assessment technologies and we believe our risk management is prudent. We will continue to develop innovative financial products that can further leverage our technology platform and our strengths in online retail. In March 2017, we entered into definitive agreements relating to the reorganization of JD Finance, pursuant to which we will dispose of all of our 68.6% equity interest in JD Finance so that we will hold neither legal ownership nor effective control of JD Finance. For a more detailed description of the agreements in relation to JD Finance, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions Relating to JD Finance.”

O2O solutions. We believe we are well positioned to provide online-to-offline (O2O) solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging crowdsourced delivery system.

In April 2016, we completed the transaction with Dada, China’s largest crowdsourcing delivery company, pursuant to which our O2O business, JD Daojia, became a subsidiary of Dada and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. We owned approximately 47% equity interest of Dada after the completion of the transaction on a fully diluted basis. The new company continues to operate its crowdsourcing delivery platform under the Dada brand. By leveraging the combined extensive crowdsourcing network of Dada and JD Daojia, the new company provides low-cost delivery services to China’s retailers, service providers and O2O enterprises. The O2O supermarket platform continues to be operated under the JD Daojia brand, and leverages the expanded delivery network, focuses on the location-based mobile commerce sector and collaborates with offline supermarkets, convenience stores and other local businesses to provide consumers with speedy premium shopping experience. As of January 31, 2017, the new Dada, had partnered with 68 Walmart stores and 139 Yonghui stores to provide consumers with speedy premium online grocery shopping experience.

In June 2016, we entered into a series of agreements in relation to our strategic alliance with Walmart. As part of the strategic alliance, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, websites and mobile apps. We have collaborated with Walmart on e-commerce, including launching a Sam’s Club Flagship Store on JD.com, the Walmart Global Flagship Store on JD Worldwide and a two-hour delivery service from Walmart Stores in select cities through the JD Daojia app, as well as leveraging one another’s supply chain to increase product selection for customers across China.

Strategic Cooperation with Tencent

On March 10, 2014, we acquired certain e-commerce businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with, Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China including instant messaging, social networking, online games and online media. Tencent has a large mobile internet user base, as evidenced by 889 million monthly active user accounts on Tencent’s mobile apps Weixin and Wechat as of December 31, 2016 based on publicly available data.

As part of the strategic partnership, Tencent agrees to offer us prominent level 1 access points in its mobile apps Weixin and Mobile QQ and provide internet traffic and other support from other key platforms to us. Level 1 access points refer to entries and links that Tencent users can directly access on the interfaces that will launch after one click on the home interface on Tencent’s mobile apps. We launched level 1 access on Tencent’s Weixin platform for selected Weixin users in Beijing and Shanghai first in May 2014 and subsequently rolled it out to all Weixin users in June 2014, and we also launched direct access on Tencent’s Mobile QQ in August 2014. Our partnership with Tencent’s dominant Weixin and Mobile QQ platforms has helped us generate mobile user traffic from Tencent’s large mobile user base and enhance our customers’ mobile shopping experience.

The two parties agree to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement has a term of five years and applies within the territory of the Greater China, including Hong Kong, Macau and Taiwan. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any direct sales or managed marketplace business model in physical goods e-commerce businesses in Greater China and a few selected international markets for a period of eight years, other than through its controlled affiliate Shanghai Icson E-Commerce Development Company Limited, or Shanghai Icson. We expect to further leverage the strategic partnership with Tencent to enhance our customers’ online shopping experience, reach Tencent’s large mobile and internet user base and further expand our presence on mobile commerce.

On March 10, 2014, we entered into a series of agreements with Tencent and its affiliates pursuant to which we acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. Paipai and QQ Wanggou, which we acquired from Tencent, are online marketplaces in China that bring buyers and sellers together online. Paipai was a consumer-to-consumer or C2C marketplace, whereas QQ Wanggou was a business-to-consumer or B2C marketplace. We re-launched the Paipai C2C marketplace in July 2014, but have closed it down as of the date of this annual report. In addition, we obtained the right to acquire the remaining equity of Shanghai Icson by March 10, 2017 at the higher of the then fair value of Shanghai Icson or RMB800 million (US$115 million). In April 2016, we exercised the right paying RMB800 million (US$115 million) and acquired the remaining equity interest in Shanghai Icson. Shanghai Icson operates a B2C e-commerce platform in China.

Concurrent with the above transactions, the execution of the strategic cooperation agreement and for US$214.7 million in cash to us, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent. We paid Tencent RMB181 million (US$26 million) in cash as part of the consideration for the transaction during 2014. As part of the agreements, in a private placement concurrent with our initial public offering in May 2014, we issued an aggregate of 139,493,960 Class A ordinary shares to Huang River Investment Limited at the per share equivalent of the price to the public.  Huang River Investment Limited is currently one of our principal shareholders and held 18.1% of our total issued and outstanding shares as of February 28, 2017.

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

Products

We continually seek to add more products that appeal to our target customers. The number of products we offer has grown rapidly. Our offerings are organized into 15 product categories on our www.jd.com website:

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

•                  virtual goods, including online travel agency, tickets to the performing arts, and prepaid phone cards and game cards; and

•                  financing services and financial products.

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

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers and increasing orders. We make sales primarily through our content-rich and user-friendly website www.jd.com and mobile apps. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed apps and features adapted to mobile internet users, and we currently offer mobile access through our mobile website m.jd.com and our various iOS, Android and Windows-based mobile apps. As part of our strategic partnership with Tencent, we have launched level 1 access on Tencent’s Weixin and Mobile QQ, whereby Tencent users can easily access our product offerings and have enjoyable mobile shopping experience. Approximately 80% of orders fulfilled were placed through our mobile apps in the fourth quarter of 2016, as compared to approximately 61% in the fourth quarter of 2015.

Our www.jd.com website contains the following information and features:

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

Interactive user community.  Our website contains a large volume of helpful user-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings, and popular products may have thousands of reviews. We believe that we have the largest online product review database of any online direct sales company in China, which benefits our customers, suppliers and third-party sellers.

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

Delivery network and personnel.  We delivered products directly to customers in 2,655 counties and districts across China as of December 31, 2016. We deliver a majority of the orders directly to customers ourselves, and therefore our customers interact with delivery personnel more often than with any other representatives of our company. For this reason, we place great emphasis on training our delivery personnel and setting up delivery stations in more and more counties and districts. We believe that our professionally trained delivery personnel are important in helping us to shape customer experience and distinguish ourselves from our competitors.

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

Speedy delivery.  We introduced our 211 program in 2010.  For goods that we have in stock at the corresponding fulfillment center or front distribution center, any orders received by the morning deadline (11:00 a.m. in most of the locations) will be delivered on the same day, and any orders received by the evening deadline (11:00 p.m.) will be delivered by 3:00 p.m. on the following day. Customers also can request that an order placed by 3:00 p.m. be delivered in the evening on the same day in selected cities. There is no extra charge for delivery under our 211 program for orders that satisfy the minimum size requirement, and customers can check the product page on our website to see whether the product is in stock and thus eligible. The program does not cover delivery to addresses through third-party couriers or products shipped directly from our third-party sellers. Bulky items such as refrigerators or washing machines are also eligible for same-day or next-day delivery in selected areas. Customers can also request expedited delivery within two hours by paying an extra charge in a few of the major cities where we have fulfillment centers. As of December 31, 2016, our same-day and next-day delivery service covered 1,410 counties and districts across China.

Customer pickup.  Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function on our website to find out when the order has arrived there. We have pickup stations at convenient locations across the country and payment can be made at the pickup station.

Global shipping.  We can ship to addresses outside of China using trusted third-party courier services such as UPS, DHL and EMS. The cost of delivery is calculated and charged based on the shipping method, destination country/region and the combined package size and product weight. We take payment through various global or local payment methods, such as credit card, PayPal or Yandex money for sales outside of China.

Payment

Payment-on-delivery.  We accept payment-on-delivery in all of the 2,655 counties and districts where we make deliveries through our own delivery personnel. Our delivery personnel carry mobile POS machines for processing debit cards and credit cards and they also accept cash. Customers chose payment-on-delivery approximately 23% of the time in 2016.

Online payment.  Customers may pay online at the time they place their order, using third-party online payment platforms such as 99Bill, Weixin Pay and UnionPay. Customers chose online payment approximately 77% of the time in 2016. We also provide our own online payment and settlement services, which we use for all of our own payment processing needs.

Other payment options.  Customers may also choose to pay by postal money order. Enterprise customers can also make payment by wire transfer.

Customer Service

Providing satisfactory customer services is a high priority. Our commitment to customers is reflected in the high service levels provided by our customer service staff as well as in our product return and exchange policies.

24-7 customer service centers.  We operate three 24-7 customer service centers in Suqian and Yangzhou of Jiangsu Province and Chengdu of Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints by various means such as phone calls, online written instant messengers, JD official accounts in Weixin and Weibo, and emails. As of December 31, 2016, we had 3,696, 1,108 and 2,051 full-time customer service representatives at the Suqian, Yangzhou and Chengdu centers respectively.

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

Membership program.  We have established a membership program to cultivate customer loyalty and encourage our customers to make additional purchases. In addition to the original five-level membership based on the customer’s level of activity on our website, we also launched a paid membership program in March 2016, called JD Plus, to further enhance customer service and increase customer stickiness. With promotional membership fee of RMB149 per year at trial stage, customers can enjoy privileges including expanded free delivery coupons, extra membership points and access to certain exclusive products. JD Plus customers also enjoy members-only prices on selected hot selling items in our new JD Selection Channel launched in early 2017.

Merchandise Sourcing

In our online direct sales business, we sourced products from over 12,000 suppliers as of December 31, 2016. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. We negotiate with the manufacturer or a higher-level distributor where possible in order to obtain the most favorable terms, even if we sign a contract with a lower-level distributor for operational reasons. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2016. In addition, we had over 120,000 third-party sellers on our online marketplace as of December 31, 2016.

As we increase in scale in particular product categories, we expect to increase our direct purchases from manufacturers and, where appropriate, to become an authorized reseller. We believe that our ability to establish direct relationships with manufacturers will provide improved product pricing and access to hard-to-get products. We believe that manufacturers and distributors consider us an important channel in certain product categories such as computers and mobile devices, where we are one of the largest channels in China, and we are gaining significant traction in related categories like home electronics. In addition, we have created a supplier interface on our website where our suppliers and third-party sellers access reports regarding inventory status, purchase history and customer reviews of their products. Suppliers and third-party sellers can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them. Leveraging our scale, strong brand and geographic reach, we seek to enter into exclusive arrangements with selected suppliers and third-party sellers for some or all of their products.

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

We had established fulfillment centers in seven major cities in China as of December 31, 2016: Shenyang in the northeast, Beijing in the north, Shanghai in the east, Wuhan in the center, Guangzhou in the south, Chengdu in the southwest and Xi’an in the northwest. Each of these fulfillment centers consists of between 11 and 32 warehouses for normal-sized items, 1 to 2 warehouses for bulky items, and associated sorting centers and related facilities. We had also established front distribution centers in another 25 major cities in China as of December 31, 2016. Each front distribution center consists of 1 to 2 warehouse stocking products that are in high demand with high turnover, 1 warehouse for bulky items, and associated sorting centers and related facilities. We have also established standalone warehouses in another 22 cities in China. We operated a total of 256 warehouses with an aggregate gross floor area of approximately 5.6 million square meters in 54 cities as of December 31, 2016. In addition, we operated 6,906 delivery stations and pickup stations in 2,655 counties and districts across China as of December 31, 2016.

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

Fulfillment Process

The following flow chart outlines our fulfillment process:

When a customer places an order, our delivery management system automatically processes the order and matches it to the warehouse or warehouses with the appropriate inventory. Picking is done manually on the basis of instructions that are generated automatically by our warehouse management system. The warehouse management system also automatically generates the bar codes and shipping labels that allow our staff to match the items to the correct order in the packing process. After picking and packing, the sorting center at the warehouse ships the order to a delivery or pickup station in the customer’s city for further handling and delivery. If a customer order contains products from different warehouses, the products will be combined at the last-mile delivery station and then sent to the customer in one delivery. If the customer’s address is not one to which we make deliveries ourselves, we will have a third-party courier pick up the order at our sorting center to make the delivery. In some cases we also use third-party couriers to carry orders between a sorting center and a delivery station. Once the order has shipped, our system automatically updates the inventory level for each product in the order, ensuring that additional inventory will be ordered as needed. Our customers can track the shipping status of their orders through our websites or mobile apps at each step in the process.

We are in the process of constructing new, larger, custom-designed warehouses on land where we have obtained land use rights. As of December 31, 2016, we had launched the initial phase of warehouse in Shanghai, Guangzhou, Wuhan and Chongqing, and other warehouses in Shenyang and Guiyang, with an aggregate floor space of approximately 478,000 square meters. In addition, we are constructing the remaining phases of warehouses in Shanghai, Guangzhou, Wuhan and Chongqing, and also additional custom-designed warehouses in certain other cities in China. We plan to construct additional such warehouses. We believe that building our own custom-designed warehouses will not only increase our storage capacity but also allow us to restructure and reorganize our fulfillment workflow and processes.

Technology Platform

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our server fleet consisted of approximately 79,000 servers stored in multiple locations across the country as of December 31, 2016, and we employed 9,091 IT professionals to design, develop and operate our technology platform as of the same date. We believe that creating a comparable technology platform is an expensive and time-consuming process and constitutes a significant barrier to entry for potential competitors.

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

The principal components of our technology platform include:

•                  Website and mobile apps.  Our website, together with our mobile apps, is our primary customer interface. It provides a user-friendly customer interface, including a powerful search engine and customized product recommendations to enhance our customers’ shopping experience.

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

In addition to continuing marketing activities through traditional online and offline channels, we have also designed certain new programs and promotion activities to further enhance the brand awareness of both us and our partners. In 2016, we successfully launched a series of “Super Brand Days” joint marketing campaigns in cooperation with 23 domestic and international top brands. As part of our overall efforts to help business partners develop brand recognition in China, the customized campaigns bring brands closer to consumers through highly effective, targeted promotions based on data-driven customer insights. Additionally, we strengthened our JD Co-branding Program to jointly promote brand awareness with many of our brand partners.

With the increasing popularity of mobile internet-enabled devices, approximately 78.3% of our orders fulfilled were placed through our mobile apps in 2016. In order to further improve customer experience and increase user engagement on mobile internet, we are exploring cooperation opportunities with many business partners on the mobile side. One successful example in 2016 is our strategic partnership with Toutiao, a leading Chinese online news and content distribution platform providing personalized content. In addition to having level one access point with Toutiao, we developed with Toutiao targeted and personalized marketing campaigns using Toutiao’s highly-regarded data mining capabilities and our sophisticated digital marketing technologies. We incurred RMB4,010 million, RMB7,736 million and RMB10,573 million (US$1,523 million) of marketing expenses in 2014, 2015 and 2016, respectively.

Competition

The online retail industry in China is intensely competitive. Our current or potential competitors include (i) major e-commerce companies in China that offer a wide range of general merchandise product categories, such as Alibaba Group, which operates taobao.com and tmall.com, and Amazon China, which operates amazon.cn, and (ii) major traditional retailers in China that are moving into online retailing, such as Suning Appliance Company Limited, which operates suning.com, and Gome Electrical Appliances Holding Limited, which operates gome.com.cn. We also face competition from online retail companies in China focused on specific product categories and from physical retail stores, including big-box stores that also aim to offer a one-stop shopping experience.

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

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year that tend to boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our e-commerce business. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2016, we owned 214 computer software copyrights in China relating to various aspects of our operations and maintained 3,035 trademark registrations inside China and 435 trademark registrations outside China. We had approximately 3,957 trademark applications inside China and 460 outside China. As of December 31, 2016, we had 297 patents granted in China, 2,345 patent applications pending in China and 184 patent applications pending outside China. As of December 31, 2016, we had registered approximately 3,344 domain names. Our registered domain names include jd.com, 360buy.com, 360buy.com.cn and 360buy.cn, among others.

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

Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Jingbangda primarily engages in courier services that are in the permitted category and Star East primarily engages in warehousing and related services that are in the permitted category as well. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly-owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, effective on the same day. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Foreign Investment in Value-Added Telecommunications Businesses.  The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. Due to these regulations, we operate our www.jd.com website through Jingdong 360, one of our consolidated variable interest entities.

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license. Jingdong 360, the operator of our www.jd.com website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

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

Internet Publication License/Network Publication Service License.  The General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, established in March 2013 as a result of institutional reform integrating the State Administration of Radio, Film and Television, and the General Administration of Press and Publication, is the government agency responsible for regulating publication activities in China. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. In February 2016, the GAPPRFT and the MITT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthened and expanded the supervision and management on the network publication service. Pursuant to the Administrative Measures on Network Publication, entities engage in the network publication service are required to obtain a network publication service license from GAPPRFT; the network publishing services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining a Network Publication Service License. Jingdong 360 holds a Network Publication Service License, which will expire in December 2021.

Online Culture Operating Permit.  The Provisional Measures on Administration of Internet Culture, promulgated by the Ministry of Culture in 2011, and other related rules require entities to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority to engage in activities related to “online cultural products.” Cultural products include music, games, performances, performing arts, works of art, and animation features and cartoons, while “online” includes both products produced for the internet and products converted from offline products and disseminated over the internet. Jingdong 360 holds an Online Culture Operating Permit issued by the Beijing Municipal Bureau of Culture, which will remain valid until December 2017.

Internet Drug Information Service Qualification Certificate.  The State Food and Drug Administration, or the SFDA, promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the SFDA. Jingdong 360 holds an Internet Drug Information Service Qualification Certificate issued by the Beijing Drug Administration for the provision of internet medical information services, which will remain valid until August 2019.

Aviation Transport Sales Agency Certificate.  The Rules on Cognizance of Qualification for Civil Aviation Transport Sales Agencies, issued by the China Aviation Transportation Association in 2006, require any entity acting as an air-ticketing sales agency to obtain an Aviation Transport Sales Agency Certificate. Supplemental rules issued in 2008 require any air-ticketing sales agency engaging in online ticket sales to obtain an ICP License and complete a commercial website registration with the local administration for industry and commerce. Jingdong 360, has obtained an ICP License as well as Aviation Transport Sales Agency Certificate, which remains valid until April 2018, for sales of air passengers transport tickets for both domestic and international air routes. In addition, Beijing Yuanyi, another consolidated variable interest entity, has obtained an Aviation Transport Sales Agency Certificate for sales of air freight transport tickets for domestic air routes, which remains valid until October 2018.

Courier Service Operation Permit.  Pursuant to the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches within 20 days. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. We have one cross-provincial Courier Service Operation Permit that allows Jingbangda, one of our PRC subsidiaries providing logistics services, to operate an express delivery business in 31 provinces and 158 cities in China. As of December 31, 2016, Jingbangda and its 798 branches had obtained Courier Service Operation Permits. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit.  Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, anyone engaging in the business of operating road transportation and stations (sites) must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2016, Jiangsu Jingdong and its 39 branches and Jingbangda and its 19 branches had obtained Road Transportation Operation Permits, and Jiangsu Jingdong’s and Jingbangda’s other branches are in the process of applying for additional Road Transportation Operation Permits. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Publication Operation Permit.  In May 2016, the Ministry of Commerce and the General Administration of Press and Publication jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or the Publication Market Measures (2016 Version), which replaced the Administrative Measures for the Publication Market (2011 Version), or the Publication Market Measures (2011 Version). According to the Publication Market Measures (2016 Version), where an entity or individual is engaged in the distribution of publications via the internet or other information networks, the entity or individual is required to obtain a Publication Operation Permit. Entities and individuals engaged in the wholesale or retail of publications are required to carry out the relevant activities within the scope of a Publication Operation Permit. Where an entity or individual has obtained the Publication Operation Permit and is engaged in the distribution of publications via the internet or other information networks within the approved business scope, the entity or individual is required to complete record filing with the publication administrative department within 15 days after launching the online distribution business. Although the Publication Market Measures (2016 Version) allow foreign-invested enterprises to engage in the distribution of publications, it is uncertain how this will be implemented in practice. According to the Publication Market Measures (2011 Version), foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. Due to these restrictions in practice, we engage in wholesale and retail of books and audio and video products and other publications through Jiangsu Yuanzhou, one of our consolidated variable interest entities. Jiangsu Yuanzhou has obtained a Publication Operation Permit, which remains valid until March 31, 2017, and we have applied to renew the Publication Operation Permit.

Payment Service License.  The Measures for the Administration of Payment Services of Non-Financial Institutions, issued by the People’s Bank of China in 2010, and its implementing rules require any non-financial institution engaging in payment services, such as online payment, issuance and acceptance of prepaid cards, and bill collection via bankcard, to obtain a Payment Service License. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million (US$14.4 million), while that of an applicant engaging in payment business within a province must be at least RMB30 million (US$4.3 million). Pursuant to the Administrative Measures for Online Payment Services of Non-bank Payment Institutions issued by the People’s Bank of China in 2015, a payment institution must follow the principles of “know your clients” and establish a sound client identification mechanism. A payment institution must not open payment accounts for financial institutions, or other institutions engaging in financial services such as credit extension, financing, wealth management, guarantee, trust or currency exchange. In addition, it must not engage in or, in a disguised form, engage in businesses such as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services. Pursuant to the Guiding Opinions on Pilot Services of Cross-border Foreign Exchange Payment by Payment Institutions issued by SAFE in January 2015, any payment institution engaging in providing cross-border foreign exchange payment services must be approved by SAFE or its branches. An indirect subsidiary of JD Finance Holdco has obtained a Payment Service License from the People’s Bank of China with a term valid until May 2021. The Payment Service License enables us to engage in nationwide online payment business through internet, mobile phone and bill collection business via bankcard in Beijing. In addition, the subsidiary has also applied to the People’s Bank of China for the expansion of the business types covered in the Payment Service License to cover issuance and acceptance of pre-paid cards, and the application has been publicized by the relevant government authority on its official website. Furthermore, the subsidiary has also obtained the approval from SAFE for cross-border foreign exchange payment services.

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the SFDA in August 2015, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food, liquor and nutritional supplements through our websites. Our PRC subsidiaries or their branches engaging in food distribution business have obtained Food Distribution Permits.

Medical Device Operation Enterprise Permit.  The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014, divide medical devices into three types. Enterprises engaging in the sale of Type I medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type II and Type III medical devices must obtain a Medical Device Operation Enterprise Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd., a subsidiary of Jingdong Century, has obtained a Medical Device Operation Enterprise Permit for the sale of several types of Type III medical devices, which remains valid until October 2021.

Permit for Production and Operation of Radio and TV Programs.  Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004 and amended in August 2015, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the State Administration of Radio, Film and Television, now the General Administration of Press and Publication, Radio, Film and Television, or its provincial branches. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360 has obtained a Permit for Production and Operation of Radio and TV Programs, which remains valid until November 2017.

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

In March 2016, the State Administration of Taxation, the Ministry of Finance and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which will become effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

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

Regulations Relating to Consumer Finance

Pursuant to the Pilot Administrative Measures for Consumer Finance Companies issued by China Banking Regulatory Commission, or the CBRC, in November 2013, which became effective in January 2014, any non-banking financial institution providing consumer loans to individual residents in mainland China must be approved by the CBRC. The capital contributors of a consumer finance company include a principal contributor and ordinary contributors. In order for a financial institution to serve as a principal contributor, it must satisfy a series of conditions, including the following: it must have at least five years of experience in the field of consumer finance, its total assets as at the end of the past year must be no less than RMB60 billion (US$8.6 billion) or its equivalent in a freely convertible currency, it must be in sound financial conditions, and it has been profitable for the past two consecutive fiscal years. In order for a non-financial institution to serve as a principal contributor, it must satisfy a series of conditions, including the following: its revenue for the past year must be not less than RMB30 billion (US$4.3 billion) or its equivalent in a freely convertible currency, its net assets as at the end of the past year must be not less than 30% of its total assets, it must be in sound financial conditions, and it has been profitable for the past two consecutive fiscal years. The minimum amount of registered capital of a consumer finance company is RMB300 million (US$43.2 million) or its equivalent in a freely convertible currency, which must be fully paid in a lump sum. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Regulations Relating to Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies, jointly promulgated by the CBRC and the People’s Bank of China in 2008, allows provincial governments to approve the establishment of microcredit companies on a trial basis. Based on this guidance, many provincial governments in China, including that of Shanghai, Beijing and Chongqing, promulgated local implementing rules on the administration of microcredit companies, which provide that the sources of funds of a microcredit company must be limited to the capital contributions paid by its shareholders, monetary donations, and loans provided by no more than two banking financial institutions, and do not allow the loans from such banking financial institutions to exceed 50% of the net capital of the microcredit company. In addition, a microcredit company is not permitted to conduct any businesses outside the region where it is located. In May 2011, the Beijing Financial Service Office, the regulatory authority for microcredit companies in Beijing, issued the Interim Measures for Supervision and Administration of Pilot Program of Microcredit Company in Beijing (Trial) to provide more specific rules on the supervision and administration on microcredit companies in Beijing. In July 2014, the Shanghai Financial Services Office, the regulatory entity for microcredit companies in Shanghai, and Shanghai Administration for Industry and Commerce, jointly issued Several Opinions on Further Development Promotion of Microcredit Companies, pursuant to which the paid capital contribution of newly established microcredit company must be no less than RMB200 million (US$30.9 million). In addition, the authorities have permitted certain qualified microcredit companies to conduct a cross-region microcredit business on a pilot basis. In September 2016, Shanghai Municipal Government issued the Measures for Administration of the Microcredit Companies in Shanghai, which became effect on October 1, 2016 to further standardize the establishment and operation of microcredit companies. Furthermore, in August 2016, the CBRC and several other government authorities jointly issued the Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Agencies to regulate the business activities of online lending information intermediary agencies. In December 2016, Shanghai Financial Services Office issued the Special Supervision Guidelines on Online Microcredit Business of Microcredit Companies in Shanghai. Pursuant to these rules, microcredit companies seeking to engage in online microcredit business are required to submit certain documents and materials in order to apply for approval by the Shanghai Financial Services Office. These rules also require online microcredit companies to adopt sound corporate governance, establish qualified IT system and reinforce consumer protection, among other requirements. Currently, we engage in online microcredit businesses through three subsidiaries in Shanghai, Beijing and Chongqing, and we are in the process of applying for the required approval by the Shanghai Financial Services Office. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Regulations Relating to Commercial Factoring

The Notice on the Pilot Launch of Commercial Factoring, issued by the Ministry of Commerce in June 2012, launched commercial factoring in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce also issued several other notices to expand the list of pilot areas to include Guangzhou, Shenzhen, the Chongqing Liangjiang New Area and other areas. Under these notices and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. The commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. Currently, we engage in a commercial factoring business through a subsidiary of JD Finance Holdco in Shanghai.

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

In July 2015, the CIRC issued Interim Measures for the Regulation of Internet Insurance Business, which took effect in October 2015 and replaced the Measures for Administration of Internet Insurance Business of Insurance Agencies and Insurance Brokerage Companies (Trial Implementation). Pursuant to these interim measures, no institutions or individuals other than insurance companies and professional insurance intermediaries may engage in the internet insurance business. Employees of insurance institutions may not carry out internet insurance business in their personal capacity. In addition, an insurance brokerage company or a third-party network platform engaging in the internet insurance brokerage business is required to meet certain requirements, including, but not limited to, establishing information management and internet information security management systems, and obtain the permit issued by the relevant internet regulator or complete website record-filing with the relevant internet regulator. The premiums paid by insurance customers are required to be directly transferred to the special account for premium income of the insurance institution, and the third-party network platform is not allowed collect premiums on behalf of the insurance institution. Pursuant to the current Foreign Investment Catalogue, as amended in March 2015, the insurance brokerage business falls within the industries in which foreign investment is permitted. We engage in insurance brokerage business through an indirect subsidiary of Suqian Limao. The entity has obtained an insurance brokerage license issued by the CIRC, which will remain valid until September 2018. We acquired 100% equity interest of this entity in November 2014, and the entity has reported the change in its shareholder to the CIRC and registered its internet insurance brokerage business with the CIRC.

Regulations Relating to the Fund Sales, Payment and Settlement Service for Securities Investment Funds Distribution and Online Distributors through Third-Party E-Commerce Platforms

The Measures for the Administration of the Sales of Securities Investment Funds issued by the CSRC in June 2011 and amended in March 2013 provide that any entity engaging in fund sales activities must obtain a qualification for fund sales business from the CSRC. Fund sales institutions must select commercial banks or payment institutions that meet certain requirements to make payment and settlement for fund sales, and the payment institutions must have safe and efficient information systems and effective risk control systems to handle payment and settlement business. Among others, the payment institutions should hold the payment service license and their accounts of payment and settlement for fund sales must be effectively separated from their other business accounts.

Currently, we engage in fund sales business through an indirect subsidiary of Suqian Limao, and it has obtained the required qualification from the Beijing branch of the CSRC. We also provide ancillary services for fund sales institutions through Jingdong 360. In addition, we provide payment and settlement for fund sales through an indirect subsidiary of Suqian Limao, which has also reported to the CSRC as a payment and settlement institution.

Regulations Relating to Credit Reporting

The primary regulations governing credit reporting are the Administrative Regulations on the Credit Reporting Industry issued by the State Council in January 2013 and the Administrative Measures for Credit Reporting Agencies issued by the People’s Bank of China in November 2013. According to these regulations and measures, a Permit for Personal Credit Reporting Business is required to be obtained from the People’s Bank of China in order to establish a credit reporting agency, while a credit reporting agency that provides enterprise credit reporting service is required to complete record-filing procedures with the local office of the Credit Reporting Industry Regulatory Department under the State Council at its domicile within 30 days of its registration as a company. In addition, a credit reporting agency that provides personal credit reporting service is required to satisfy the following conditions in addition to those required for the establishment of a company: (i) the major shareholders must be credit worthy and must not have any record of material violations of laws and regulations in the past three years; (ii) the registered capital must not be less than RMB50 million (US$7.2 million); (iii) facilities, equipment, systems and measures that protect information security and comply with the requirements of the Credit Reporting Industry Regulatory Department under the State Council are in place; (iv) the prospective directors, supervisors and senior management personnel must meet the criteria on post-holding qualifications; (v) the credit reporting agency must have a sound organizational structure; (vi) the credit reporting agency must have robust internal control systems covering business operations, information security management, compliance management and other aspects; and (vii) the personal credit information system must meet the standards on national information security protection at level two or higher. We provide credit reporting service to enterprises through an indirect subsidiary of Suqian Limao, which has completed the record-filing procedures required for enterprise credit reporting business.

Regulations Relating to Internet Finance Supervision

In April 2016, the General Office of the State Council issued the Proposals to Specifically Address Risks of Internet Finance, or the Internet Finance Risks Proposal, to address certain key issues relating to internet finance. Pursuant to the Internet Finance Risks Proposal, internet finance companies that have not obtained the relevant financial business qualifications may not carry out their business on the internet, and the nature of the business they carry out must comply with the business qualifications obtained. Equity-based crowdfunding platforms are prohibited from issuing fraudulent crowdfunding products, raising funds for themselves, or raising funds through borrowings while claiming to do so through equity issuance, or circumventing any applicable rules. In addition, equity-based crowdfunding platforms are required to reinforce disclosure of information to borrowers and protection of shareholders’ equity, and are prohibited from making misrepresentations or misleading promotional statements. Furthermore, a non-bank payment institution must not misappropriate or possess clients’ reserves, or carry out inter-bank clearing business in disguised form. An account of such reserves must be opened with the People’s Bank of China or a commercial bank complying with the requirements.

Regulations Relating to Online Payment

Pursuant to the relevant PRC rules and regulations, a non-financial institution engaging in payment services, such as online payment, is required to obtain a Payment Service License. See “—Regulations—Licenses and Permits—Payment Service Licenses.”  In June 2013, the People’s Bank of China issued the Measures for Custody of Client Reserves of Payment Institutions, which requires a payment institution to deposit the full amount of the reserves received from clients in a special deposit account that the payment institution opens at a custodian bank. A payment institution is required to appoint one custodian bank for client reserves, and has the discretion to choose other banks as partner banks for client reserves based on its business needs. Client reserves may only be used for payments authorized by the clients and other permissible purposes, and may not be misappropriated, used or borrowed or used as security for borrowings. In December 2015, the People’s Bank of China issued the Administrative Measures for the Online Payment Business of Non-bank Payment Institutions, which became effective in July 2016, to further regulate the online payment services provided by non-bank institutions. Pursuant to these measures, non-bank payment institutions are required to establish a sound “know your client” client identification mechanism, establish and improve its risk reserve system and transaction compensation system, and fully compensate clients’ losses in the event that the losses of funds are caused by any reason that cannot be effectively proved to be attributable to clients. In January 2017, the People’s Bank of China issued a notice in relation to the centralized deposit by non-bank payment institutions of their clients’ funds pending payments. Pursuant to the notice, starting from April 17, 2017, a non-bank payment institution must deposit a certain percentage of their clients’ funds pending payments in a special deposit account in a designated institution without interest. Currently, we are taking measures to strictly comply with such regulations.

Regulations Relating to Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the Circular regarding the Pilot Work on Implementation of Mobile Telecommunications Resale Business and the Pilot Program on Mobile Telecommunications Resale Business, pursuant to which private capital is encouraged to invest in the mobile telecommunications resale business. The resale business refers to the business whereby a reseller purchases mobile telecommunications services (excluding mobile satellite telecommunications service) from a basic telecommunications service provider who owns a mobile network, repackages the services with its private brand and sells the services to end users.  Under the circular and the pilot program, the mobile telecommunications resale is categorized as a Class II basic telecommunications business but managed by reference to the value-added telecommunications business. A mobile communications reseller does not build its own wireless network, core network, transmission network and other mobile telecommunications network infrastructures, but must build its customer service system and may build its own business management platform, and billing, business accounting and other business supporting systems as needed. The applicant for the mobile telecommunications resale business must be a private company of which the private capital must account for no less than 50% of the capital and the capital contributed by its largest shareholder must come from private capital. A mobile telecommunications reseller is required to enter into a commercial contract for mobile telecommunications resale business with a basic telecommunications service provider, specifying the resources for resale to mobile communications users, division of responsibilities for service quality assurance between both parties, as well as protection of users’ rights and interests and user information. Resellers may pre-charge service fees for up to two years from users on the condition that they provide evidence of their measures to ensure long-term services, and must abide by the Telecommunications Regulations, the Administrative Measures on Internet Information Services and other PRC related laws and regulations. Jingdong 360 has been approved to be a pilot to conduct the mobile telecommunications resale business and has cooperated with China Telecom in 50 cities and with China Unicom in 51 cities. Although the pilot program expired on December 31, 2015, the Information and Communications Development Department of MITT issued a notice to pilot enterprises, including Jingdong 360, and basic telecommunications service providers in December 2015. Pursuant to this notice, the pilot enterprises may continue the mobile telecommunications resale business after the expiration of the pilot program.

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

In July 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.  Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (a) participate in, assist in or abet infringing activities committed by any other person through the internet, (b) are or should be aware of the infringing activities committed by their website users through the internet, or (c) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our websites and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Patent.  The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. As of December 31, 2016, we had 297 patents granted in China, 2,345 patent applications pending in China and 184 patent applications pending outside China.

Trademark.  The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2016, we had 3,035 registered trademarks in different applicable trademark categories and had approximately 3,957 trademark applications in China.

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

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, JD.com International Limited, Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, Jingdong E-Commerce (Express) Hong Kong Co., Ltd. and Jingdong E-Commerce (Trade) Hong Kong Corporation Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from Jingdong Century, Star East, Jingbangda and Shanghai Shengdayuan, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No. 19, which took effective and replaced SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans.

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
100%
JD. Com International Limited (Hong Kong)
Equity interest
Contractual arrangements
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
100%
Beijing Jingbangda Trading Co., Ltd. ("Jingbangda")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Beijing Jingdong Century Trade Co., Ltd.(2) ("Jingdong Century")
100%
SuqianYitong Information Technology Co., Ltd. ("Suqian Yitong")
- Beijing Jingdong Century Information Technology Co., Ltd.
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
- Jiangsu Jingdong Information Technology Co., Ltd.
- Beijing Jingdong Shangke Information Technology Co., Ltd.
- Chongqing Jingdong Haijia E-Commerce Co., Ltd.
Beijing Jingdong 360 Degree E-Commerce Co., Ltd. ("Jingdong 360")(1)
Shanghai Banghui Commercial Factoring Co., Ltd.
100%
Suqian Limao Donghong Investment Management Co., Ltd. ("Suqian Limao")(1)
68.6%
Jiangsu Yuanzhou E-Commerce Co., Ltd. ("Jiangsu Yuanzhou")(1)
Chinabank Payment Technology Co., Ltd
100%
Chinabank Payment Business Services Co., Ltd.
100%
Beijing Jingdong Financial Technology Holding Co., Ltd. ("JD Finance Holdco")(3)

(1)         Jingdong 360, Jiangsu Yuanzhou and Suqian Limao are our principal consolidated variable interest entities. Each of Jingdong 360 and Jiangsu Yuanzhou is 45% owned by Mr. Richard Qiangdong Liu, our chairman of board of directors and chief executive officer, 30% owned by Ms. Yayun Li, our employee, and 25% owned by Ms. Pang Zhang, also our employee. Suqian Limao is 62% owned by Mr. Richard Qiangdong Liu and 38% owned by Ms. Yayun Li. We effectively control these entities through contractual arrangements.

(2)         Jingdong Century has two other subsidiaries, Beijing Jinghui Microcredit Co., Ltd. and Shanghai Jinghui Microcredit Co., Ltd., which engage in in online microcredit businesses.

(3)         The other shareholders of JD Finance Holdco include a limited partnership holding equity interest of JD Finance Holdco for purposes of its share incentive plan and a group of investors that made their investment in March 2016.

*                 The diagram above omits our equity investees, which are insignificant individually and in the aggregate.

Our Consolidated Variable Interest Entities

We obtained control over Jingdong 360 through Jingdong Century in April 2007 by entering into a series of contractual arrangements with Jingdong 360 and the shareholders of Jingdong 360, which we refer to as the Jingdong 360 Agreements. The Jingdong 360 Agreements were subsequently amended and restated, with the latest amendments and restatements in June 2016. As a result of our ownership of Jingdong Century, we became the primary beneficiary of Jingdong 360 in April 2007. We treat Jingdong 360 as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Jiangsu Yuanzhou through Jingdong Century by commitments between the then shareholders of Jiangsu Yuanzhou, Jiangsu Yuanzhou and Jingdong Century at the time Jiangsu Yuanzhou was established. Jingdong Century entered into a series of contractual arrangements with Jiangsu Yuanzhou and its shareholders in April 2011, which we refer to as the Jiangsu Yuanzhou Agreements. The Jiangsu Yuanzhou Agreements were subsequently amended and restated, with the latest amendments and restatements in June 2016. We became the primary beneficiary of Jiangsu Yuanzhou in September 2010. We treat Jiangsu Yuanzhou as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Suqian Limao through a subsidiary by entering into a series of contractual arrangements with Suqian Limao and the shareholders of Suqian Limao in December 2015, which we refer to as the original Suqian Limao Agreements and we became the primary beneficiary of Suqian Limao in December 2015. In December 2016, the original Suqian Limao Agreements were terminated, and concurrently, another subsidiary of ours Suqian Yitong Information Technology Co., Ltd., or Suqian Yitong, entered into a series of contractual arrangements with Suqian Limao and the shareholders of Suqian Limao, which we refer to as the Suqian Limao Agreements and contain terms substantially similar to the original Suqian Limao Agreements. We treat Suqian Limao as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

In addition to Jingdong 360, Jiangsu Yuanzhou and Suqian Limao, we assisted in establishing the following consolidated variable interest entities:

•                  Beijing Yuanyi Freight Forwarding Co., Ltd., or Beijing Yuanyi;

•                  Beijing Jiasheng Investment Management Co., Ltd, or Beijing Jiasheng;

•                  Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng;

•                  Jiangsu Jingdong Saide E-commerce Co., Ltd., or Jiangsu Jingdong Saide;

•                  Beijing Andist Technology Co., Ltd., or Beijing Andist; and

•                  Shanghai Jingdong Cai’ao E-commercial Co., Ltd., or Shanghai Jingdong Cai’ao.

We have entered into a series of contractual arrangements with each of these variable interest entities and their respective shareholders. The contractual arrangements allow us to:

•                  exercise effective control over our variable interest entities;

•                  receive substantially all of the economic benefits of our variable interest entities; and

•                  have an exclusive option to purchase all or part of the equity interests in our variable interest entities when and to the extent permitted by PRC law.

We became the primary beneficiary of Beijing Yuanyi and Beijing Jiasheng in December 2014, of Jiangsu Jingdong Bangneng in August 2015, of Jiangsu Jingdong Saide in January 2016, and of Beijing Andist and Shanghai Jingdong Cai’ao in December 2016, and we treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of these variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. Our consolidated variable interest entities collectively contributed 3.0%, 2.6% and 3.2% of our consolidated total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Contractual Arrangements with Jingdong 360, Jiangsu Yuanzhou and Suqian Limao

The following is a summary of the currently effective Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Suqian Limao Agreements.

Agreements that Provide Us with Effective Control over Jingdong 360, Jiangsu Yuanzhou and Suqian Limao

Equity Pledge Agreements.  On June 15, 2016, Jingdong Century, Jingdong 360 and each of the shareholders of Jingdong 360 entered into an amended and restated equity pledge agreement in replacement of the previous equity pledge agreement. Pursuant to the amended and restated equity pledge agreement, each of the shareholders of Jingdong 360 has pledged all of his equity interest in Jingdong 360 to guarantee their and Jingdong 360’s performance of his obligations under, where applicable, the amended and restated exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and power of attorney. If Jingdong 360 or the shareholders of Jingdong 360 breach their contractual obligations under these agreements, Jingdong Century, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Jingdong 360 agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Jingdong Century’s rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholders, their successors or their designates. During the term of the equity pledge, Jingdong Century has the right to receive all of the dividends and profits distributed on the pledged equity. The amended and restated equity pledge agreements will terminate on the second anniversary of the date when Jingdong 360 and the shareholders of Jingdong 360 have completed all their obligations under the amended and restated exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and powers of attorney.

On June 15, 2016, Jingdong Century, Jiangsu Yuanzhou and each of the shareholders of Jiangsu Yuanzhou entered into an amended and restated equity pledge agreement in replacement of the previous equity pledge agreements. The amended and restated equity pledge agreement between Jingdong Century and the shareholders of Jiangsu Yuanzhou contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

On December 28, 2016, Suqian Yitong, Suqian Limao and each of the shareholders of Suqian Limao entered into an equity pledge agreement. The equity pledge agreement between Suqian Yitong and the shareholders of Suqian Limao contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

We have completed the registration of all the equity pledge for our variable interest entities with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Powers of Attorney.  On June 15, 2016, each of the shareholders of Jingdong 360 granted an irrevocable power of attorney to replace the irrevocable powers of attorney previously executed. Pursuant to the irrevocable power of attorney, each of the shareholders of Jingdong 360 appointed Jingdong Century’s designated person as his attorney-in-fact to exercise all shareholder rights, including but not limited to voting on their behalf on all matters of Jingdong 360 requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Jingdong 360, and electing, appointing or removing directors and executive officers. The person designated by Jingdong Century is entitled to dispose of dividends and profits on the equity interest subject to the instructions of the shareholder. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jingdong 360. Each shareholder has waived all the rights which have been authorized to Jingdong Century’s designated person under each power of attorney.

On June 15, 2016, each of the shareholders of Jiangsu Yuanzhou granted an irrevocable power of attorney in replacement of the irrevocable powers of attorney previously executed. The powers of attorney contain terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

On December 28, 2016, each of the shareholders of Suqian Limao granted an irrevocable power of attorney. The powers of attorney contain terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

Agreements that Allow Us to Receive Economic Benefits from Jingdong 360, Jiangsu Yuanzhou and Suqian Limao

Exclusive Technology Consulting and Services Agreement. On May 29, 2012, Jingdong Century and Jingdong 360 entered into an amended and restated exclusive technology consulting and services agreement in replacement of the previous exclusive technology consulting and services agreement. Pursuant to the amended and restated exclusive technology consulting and services agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Jingdong Century’s sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, the minimum amount of which is RMB10,000 (US$1,440) per quarter subject to annual evaluation and adjustment. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

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

Suqian Yitong and Suqian Limao entered into an exclusive technology consulting and services agreement on December 28, 2016. The exclusive technology consulting and services agreement between Suqian Yitong and Suqian Limao contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 described above.

Intellectual Property Rights License Agreement.  On December 25, 2013, Jingdong Century and certain of its subsidiaries entered into an amended and restated intellectual property rights license agreement with Jingdong 360 in replacement of the previous intellectual property rights license agreement. Pursuant to the amended and restated intellectual property rights license agreement, Jingdong Century and the subsidiaries grant Jingdong 360 a non-exclusive right to use certain of its trademarks, patents, copyrights to computer software and other copyrights. Jingdong 360 is permitted to use the intellectual property rights only within the scope of its internet information service operation and in the territory of China. Jingdong 360 agrees that at any time it will not challenge the validity of Jingdong Century’s license rights and other rights with respect to the licensed intellectual property and will not take actions that would prejudice Jingdong Century’s rights and the license. Jingdong 360 agrees to pay license fees to Jingdong Century and the amount of the license fee is at least RMB10,000 (US$1,440) per year, subject to annual evaluation and adjustment. Without Jingdong Century’s written consent, Jingdong 360 cannot assign or sublicense its rights under the license agreement or transfer the economic interests arising from the license to any third party. The initial term of this agreement is 10 years and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date.

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

Business Cooperation Agreement.  On May 29, 2012, Jingdong Century and Shanghai Shengdayuan entered into an amended and restated business cooperation agreement with Jingdong 360 in replacement of the previous business cooperation agreement between Jingdong Century and Jingdong 360. Pursuant to the amended and restated business cooperation agreement, Jingdong 360 agrees to provide to Jingdong Century and Shanghai Shengdayuan services, including operating our website, posting Jingdong Century’s and Shanghai Shengdayuan’s product and service information on the website, transmitting the users’ order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360’s operating costs incurred in the previous quarter, but in no event more than RMB20,000 (US$2,880) per quarter. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century and Shanghai Shengdayuan with their written confirmation prior to the expiration date.

Business Operations Agreement.  On June 15, 2016, Jingdong Century entered into a business operations agreement with Jingdong 360 and its shareholders. Pursuant to the business operations agreement, Jingdong 360’s shareholders must appoint the candidates nominated by Jingdong Century to be the directors on its board of directors in accordance with applicable laws and the articles of association of Jingdong 360, and must cause the persons recommended by Jingdong Century to be appointed as its general manager, chief financial officer and other senior executives. Jingdong 360 and its shareholders also agree to accept and strictly follow the guidance provided by Jingdong Century from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Jingdong 360 and its shareholders agree that Jingdong 360 will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the amendment of Jingdong 360’s articles of association, without the prior consent of Jingdong Century’s respective designees. Unless otherwise terminated early by Jingdong Century, the agreement will remain effective until Jingdong 360 is dissolved according to the PRC law.

On June 15, 2016, Jingdong Century entered into a business operations agreement with Jiangsu Yuanzhou and its shareholders. The business operations agreement with Jiangsu Yuanzhou contains terms substantially similar to the business operations agreement with Jingdong 360 described above.

On December 28, 2016, Suqian Yitong entered into a business operations agreement with Suqian Limao and its shareholders. The business operations agreement with Suqian Limao contains terms substantially similar to the business operations agreement with Jingdong 360 described above.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Jingdong 360, Jiangsu Yuanzhou and Suqian Limao

Exclusive Purchase Option Agreements.  On June 15, 2016, Jingdong Century, Jingdong 360 and the shareholders of Jingdong 360 entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreements. Pursuant to the amended and restated exclusive purchase option agreement, the shareholders of Jingdong 360 irrevocably grant Jingdong Century an exclusive option to purchase or have its designated persons to purchase at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Jingdong 360. In addition, the purchase price should equal the amount that the shareholders contributed to Jingdong 360 as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. Without the prior written consent of Jingdong Century, Jingdong 360 may not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Jingdong 360 agree that, without the prior written consent of Jingdong Century, they will not dispose of their equity interests in Jingdong 360 or create or allow any encumbrance on the equity interests. The initial term of the amended and restated exclusive purchase option agreement is 10 years and can be renewed for an additional 10 years on the same terms at Jingdong Century’s option, for an unlimited number of times.

On June 15, 2016, Jingdong Century, Jiangsu Yuanzhou and the shareholders of Jiangsu Yuanzhou entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreement. The amended and restated exclusive purchase option agreement contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

On December 28, 2016, Suqian Yitong, Suqian Limao and each of the shareholders of Suqian Limao entered into an exclusive purchase option agreement. The exclusive purchase option agreement contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

Loan Agreements.  Pursuant to the amended and restated loan agreement dated June 15, 2016 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans in an aggregate amount of RMB200 million (US$28.8 million) to the shareholders of Jingdong 360 solely for the capitalization of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third party claims against shareholders for an amount more than RMB100,000 (US$14,403) and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, relevant equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.

Pursuant to the amended and restated loan agreement dated June 15, 2016 between Jingdong Century and the shareholders of Jiangsu Yuanzhou, Jingdong Century made loans in an aggregate amount of RMB22 million (US$3.2 million) to the shareholders of Jiangsu Yuanzhou solely for the capitalization of Jiangsu Yuanzhou. The amended and restated loan agreement contains terms substantially similar to the amended and restated loan agreement relating to Jingdong 360 described above.

Pursuant to the loan agreement dated December 28, 2016 between Suqian Yitong and the shareholders of Suqian Limao, Suqian Yitong made loans in an aggregate amount of RMB1 million (US$0.1 million) to the shareholders of Suqian Limao solely for the capitalization of Suqian Limao. The loan agreement contains terms substantially similar to the amended and restated loan agreement relating to Jingdong 360 described above.

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Suqian Limao Agreements, we have also entered into contractual arrangements with each of our other variable interest entities, Beijing Yuanyi, Beijing Jiasheng, Jiangsu Jingdong Bangneng, Jiangsu Jingdong Saide, Beijing Andist and Shanghai Jingdong Cai’ao, and their respective shareholders, including: equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Suqian Limao Agreements, unless otherwise described below.

On December 5, 2014, December 8, 2014, August 7, 2015 and January 7, 2016 Jingdong Century entered into a business operations agreement with each of Beijing Jiasheng, Beijing Yuanyi, Jiangsu Jingdong Bangneng and Jiangsu Jingdong Saide and their respective shareholders, respectively. Each of these business operations agreements contains terms substantially the same as the business operations agreement for Jingdong 360.

Under the applicable loan agreements, we, through the applicable subsidiary, extended loans in an aggregate amount of RMB1.0 million (US$0.1 million) to the shareholders of Beijing Jiasheng, RMB1.3 million (US$0.2 million) to the shareholders of Beijing Yuanyi, and RMB80.0 million (US$11.5 million) to the shareholders of Jiangsu Jingdong Bangneng, and have agreed to extend RMB50.0 million (US$7.2 million) to the shareholders of Jiangsu Jingdong Saide, RMB2.0 million (US$0.3 million) to the shareholders of Beijing Andist and RMB10.0 million (US$1.4 million) to the shareholders of Shanghai Jingdong Cai’ao.

D.                                    Property, Plant and Equipment

Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own the office building with an aggregate floor area of approximately 280,000 square meters. We lease our other offices in Beijing and regional offices in 14 other cities with an aggregate floor area of approximately 190,000 square meters.

We own our national customer service center in Suqian, which, together with our own data center in Suqian, have an aggregate floor area of approximately 70,000 square meters. We lease our customer service centers in Chengdu and Yangzhou with an aggregate floor area of approximately 40,000 square meters.

As of December 31, 2016, we operated fulfillment centers in 7 cities, including Beijing, Shanghai, Wuhan, Guangzhou, Chengdu, Shenyang and Xi’an, with an aggregate floor area of approximately 3,559,000 square meters. Each fulfillment center consists of 11 to 32 warehouses stocking normal-sized products and 1 or 2 warehouses for bulky items.

In addition, we also operated front distribution centers in an additional 25 cities with an aggregate gross floor area of approximately 984,000 square meters, each consisting of 1 to 2 warehouses stocking products that are in high demand with high turnover, and one warehouse for bulky items, as well as additional standalone warehouses in another 22 cities with an aggregate gross floor area of 1,062,000 square meters, as of December 31, 2016. As of the same date, we operated 6,906 delivery stations and pickup stations in 2,655 counties and districts across China.

We own the initial phase of our custom-built warehouses in Shanghai, Guangzhou, Wuhan and Chongqing, and other warehouses in Shenyang and Guiyang. We lease the other warehousing facilities we currently have in operation.

We plan to expand our nationwide fulfillment network by leasing or purchasing additional facilities across China over the next several years. As of December 31, 2016, we had land use rights in 15 cities to build our own warehouses. As of December 31, 2016, we had launched the initial phase of warehouse in Shanghai, Guangzhou, Wuhan and Chongqing, and other warehouses in Shenyang and Guiyang, with an aggregate floor space of approximately 478,000 square meters. In addition, we are in the process of constructing the remaining phases of warehouses in Shanghai, Guangzhou, Wuhan and Chongqing, and also additional custom-designed warehouses in certain other cities in China. The highly automated and efficient warehouse will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB4.8 billion (US$0.7 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2016.

We have acquired land use rights in Beijing to build our new headquarters. The phase one construction of the new office buildings was completed in the third quarter of 2015. As of December 31, 2016, we had paid an aggregate of approximately RMB1.6 billion (US$0.2 billion) for the acquisition of land use rights and construction of the office buildings.

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

A.                                    Operating Results

Overview

We are the largest e-commerce company in China and the largest Chinese retailer, both in terms of revenue, in 2016. We generated total net revenues of RMB115.0 billion, RMB181.3 billion and RMB260.1 billion (US$37.5 billion) in 2014, 2015 and 2016, respectively. Our GMV increased from RMB242.5 billion in 2014 to RMB446.5 billion in 2015 and further to RMB658.2 billion (US$94.8 billion) in 2016.

Our primary business model is online direct sales, where we acquire products from suppliers and sell them directly to our customers through our websites and mobile apps. We also operate an online marketplace, whereby third-party sellers sell products to customers through our websites and mobile apps and these sellers may also use our fulfillment and other value-added services. We also offer other services such as advertising, transaction processing and financing.

Our business has grown substantially in recent years. The number of products we offer has grown rapidly. We had 90.6 million, 155.0 million and 226.6 million active customer accounts and fulfilled approximately 651.9 million, 1,263.1 million and 1,775.4 million orders in 2014, 2015 and 2016, respectively. Our fulfilled orders excluding virtual items were 518.2 million, 1,026.8 million, and 1,593.3 million in 2014, 2015 and 2016, respectively. We had net losses of RMB5.0 billion, RMB9.1 billion and RMB3.4 billion (US$0.5 billion) in 2014, 2015 and 2016, respectively.

Due to the PRC legal restrictions on foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products and certain other businesses in China, we conduct the relevant parts of our operations through nine consolidated variable interest entities. We have contractual arrangements with these entities and their shareholders that enable us to effectively control and receive substantially all of the economic benefits from the entities. Accordingly, we consolidate the results of these entities in our financial statements.

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

JD.com, Inc., the holding company that is listed on NASDAQ, has no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly-owned PRC subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion, which are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2016, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB29,081 million (US$4,188 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Our Ability to Increase Active Customer Accounts and Orders from Customers

Growth in the number of our active customer accounts and orders are key drivers of our revenue growth. Our annual active customer accounts increased from 90.6 million in 2014 to 155.0 million in 2015 and further to 226.6 million in 2016. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in attracting new orders from existing customer accounts. During the same period, total orders we fulfilled also increased substantially from approximately 651.9 million in 2014 to 1,263.1 million in 2015 and further to 1,775.4 million in 2016.

Our ability to attract new customer accounts and new orders from existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of authentic products at competitive prices on our websites and mobile apps and provide speedy and reliable delivery, convenient online and in-person payment options and comprehensive customer services. The number of products we offer has grown rapidly. We have developed a business intelligence system that enables us to increase our operating efficiency through enhanced product merchandising and supply chain management capabilities, and to drive more targeted and relevant product promotions and recommendations to our customers. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including granting coupons and loyalty points and holding special promotions.

We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, those customer accounts that were active in 2008 increased their average number of purchases each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012, 16.6 in 2013, 18.7 in 2014, 21.8 in 2015 and 25.7 in 2016.

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We commenced our e-commerce business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party sellers on our online marketplace. We offer a wide range of products and services and aim to provide one-stop shopping to maximize our wallet share. Our mix of products and services also affects our gross margin. Different products have different gross margins but the commissions and service fees that we earn from third-party sellers and the other services that we offer have the highest gross margins, since they have no associated cost of revenues. The split between our online direct sales business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. GMV from our online direct sales increased from RMB159.3 billion in 2014 to RMB255.6 billion in 2015 and further to RMB372.3 billion (US$53.6 billion) in 2016. GMV from our online marketplace increased from RMB83.2 billion in 2014 to RMB190.9 billion in 2015 and further to RMB285.9 billion (US$41.2 billion) in 2016. We intend to further expand our selection of general merchandise products, attract more third-party sellers to our online marketplace, and provide more fulfillment and other value-added services to third-party sellers and others. Our GMV from general merchandise and other products represented 42.8%, 48.7% and 50.2% of our total GMV in 2014, 2015 and 2016, respectively. The following table presents the GMV of the electronics and home appliances products and general merchandise and others sold through our online direct sales and online marketplace by amounts and as percentages of GMV for each of the periods presented:

	For the Year Ended December 31,
	2014		2015		2016
	RMB		RMB		RMB
	(in billions, except for percentages)
GMV:
Electronics and home appliances products	138.6	57.2%	228.9	51.3%	327.8	49.8%
General merchandise and others	103.9	42.8%	217.6	48.7%	330.4	50.2%
Total	242.5	100.0%	446.5	100.0%	658.2	100.0%

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

As of December 31, 2016, our nationwide fulfillment infrastructure employed a total of 83,512 warehouse and delivery personnel, and we also employed 9,091 IT professionals to monitor, maintain, upgrade and develop the technology platform that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2014, 2015 and 2016, while the fulfillment expenses as a percentage of our total net revenues increased from 7.0% in 2014 to 7.7% in 2015 and further to 8.1% in 2016. Personnel costs are the largest component of our fulfillment costs and of our technology and content costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase both in absolute amount and as a percentage of our total net revenues in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure included a warehouse network of 256 warehouses with an aggregate gross floor area of approximately 5.6 million square meters in 54 cities and 6,906 delivery stations and pickup stations in 2,655 counties and districts across China as of December 31, 2016. We have acquired land use rights to over 3.9 million square meters of land in 15 cities in China. We plan to continue to build large scale, custom-designed warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party sellers using our fulfillment services. We had paid an aggregate of approximately RMB4.8 billion (US$0.7 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2016.  In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform during the same periods. To further transform our current business through improved efficiency and better user experience, laying the groundwork for future areas of growth, we intend to further invest in technologies including artificial intelligence, big data and other industry-leading technologies. Our focus on superior technologies will be the key to further extending our industry leadership.

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. For example, in November 2015, we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired and an impairment charge of RMB2.6 billion (US$0.4 billion) was recorded in the fourth quarter of 2015. In addition, the remaining balance of the intangible assets arising from the acquisition, which amounted to RMB0.2 billion (US$0.02 billion) as of December 31, 2015, was also impaired. Moreover, we share the results of the investments which we account for as equity method investments. In 2016, our share of results of equity investees was a loss of RMB2.8 billion (US$0.4 billion), primarily attributable to impairment of investment in Bitauto and Tuniu and losses picked up from our equity method investments. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Online direct sales:
Electronics and home appliances products	90,890	79.0	134,346	74.1	179,637	25,873	69.1
General merchandise products	17,659	15.4	33,375	18.4	58,065	8,363	22.3
Total	108,549	94.4	167,721	92.5	237,702	34,236	91.4
Services and others	6,453	5.6	13,554	7.5	22,420	3,229	8.6
Total	115,002	100.0	181,275	100.0	260,122	37,465	100.0

We expect net revenues from all categories to continue to increase in the foreseeable future. Sales of electronics and home appliances products may decrease as a percentage of our total net revenues and sales from services and others may increase as a percentage of our total net revenues.

Net revenues from services and others primarily consist of commissions earned from third-party sellers for sales made through our online marketplace and service fees we charge them for value-added fulfillment or other services we provide upon their request. Currently, we recognize revenues from the third-party sellers on a net basis as we may not always be the primary obligor, we do not have general inventory risk and we do not have latitude to establish prices for them. In addition, net revenues from services and others also include fees we earn by selling advertisements on our websites and transaction fees from processing transactions for our online payment service customers, typically e-commerce companies.

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

Operating Expenses

Operating expenses consist primarily of cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues	101,631	88.4	157,008	86.6	220,699	31,787	84.8
Fulfillment	8,067	7.0	13,921	7.7	20,951	3,017	8.1
Marketing	4,010	3.5	7,736	4.3	10,573	1,523	4.1
Technology and content	1,836	1.6	3,454	1.9	5,381	775	2.1
General and administrative	5,260	4.6	2,877	1.6	4,663	672	1.7
Impairment of goodwill and intangible assets	—	—	2,750	1.5	—	—	—
Total	120,804	105.1	187,746	103.6	262,267	37,774	100.8

Cost of revenues consists of our cost for acquiring the products that we sell directly and the related inbound shipping charges, as well as inventory write-downs. The rebates and subsidies we receive from suppliers are accounted as a reduction to the purchase price, and will be recorded as a reduction of cost of revenues when the product is sold.

Our fulfillment expenses primarily consist of (i) expenses incurred in operating our fulfillment and customer service centers, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products and (iii) rental expenses of leased warehouses, delivery and pickup stations. We expect our fulfillment expenses to increase in absolute amount in the near run, as we invest in new businesses, hire additional fulfillment personnel, build and lease new warehouses and establish more delivery stations to penetrate lower tier cities and to meet our anticipated growth in sales volume and ensure satisfactory customer experience. We plan to make our fulfillment operations more efficient by setting up large customized warehouse facilities to make full use of the available space, improve the pick-and-pack workflow efficiency, accommodate greater product selection and minimize order splitting.

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

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions. As we hire additional management talents and invest in new businesses, our general and administrative expenses are expected to increase. In the first quarter of 2014, we granted 93,780,970 immediately vested restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, for his services in the previous 10 years and we incurred share-based compensation expenses in an amount of RMB3,685 million in 2014, which materially increased our general and administrative expenses for the quarter. In May 2015, we granted Mr. Liu an option to acquire a total of 26,000,000 Class A ordinary shares, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date, and incurred share-based compensation expenses of RMB240 million and RMB318 million (US$46 million) in 2015 and 2016, respectively, in connection with this grant.

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

We are subject to VAT at a rate of 13% on sales of books, audio and video products, 17% on sales of other products, 6% or 11% on logistics services and 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. Since January 1, 2014, we have been exempted from VAT on sales of books. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since January 1, 2012, to replace the business tax, and has been implemented in all industries since May 1, 2016.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues:
Online direct sales	108,549	94.4	167,721	92.5	237,702	34,236	91.4
Services and others	6,453	5.6	13,554	7.5	22,420	3,229	8.6
Total net revenues	115,002	100.0	181,275	100.0	260,122	37,465	100.0
Operating expenses(1)
Cost of revenues	(101,631)	(88.4)	(157,008)	(86.6)	(220,699)	(31,787)	(84.8)
Fulfillment	(8,067)	(7.0)	(13,921)	(7.7)	(20,951)	(3,017)	(8.1)
Marketing	(4,010)	(3.5)	(7,736)	(4.3)	(10,573)	(1,523)	(4.1)
Technology and content	(1,836)	(1.6)	(3,454)	(1.9)	(5,381)	(775)	(2.1)
General and administrative	(5,260)	(4.6)	(2,877)	(1.6)	(4,663)	(672)	(1.7)
Impairment of goodwill and intangible assets	—	—	(2,750)	(1.5)	—	—	—
Total operating expenses	(120,804)	(105.1)	(187,746)	(103.6)	(262,267)	(37,774)	(100.8)
Loss from operations	(5,802)	(5.1)	(6,471)	(3.6)	(2,145)	(309)	(0.8)
Other income/(expense):
Share of results of equity investees	—	—	(2,852)	(1.6)	(2,785)	(401)	(1.1)
Interest income	638	0.6	415	0.2	482	69	0.2
Interest expense	(29)	(0.0)	(83)	(0.0)	(260)	(37)	(0.1)
Others, net	216	0.2	(141)	(0.1)	1,474	212	0.6
Loss before tax	(4,977)	(4.3)	(9,132)	(5.1)	(3,234)	(466)	(1.2)
Income tax benefits/(expenses)	(19)	(0.0)	14	0.0	(180)	(26)	(0.1)
Net Loss	(4,996)	(4.3)	(9,118)	(5.1)	(3,414)	(492)	(1.3)

(1)         Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(129)	(185)	(387)	(56)
Marketing	(24)	(50)	(98)	(14)
Technology and content	(79)	(234)	(555)	(80)
General and administrative	(4,018)	(725)	(1,304)	(188)

Segment Information

We historically had only one single reporting segment. With the development of the new business initiatives, we changed our reporting segments in 2016. Currently, we have two operating segments, namely JD Mall and New Businesses. JD Mall represents our traditional e-commerce business, and New Businesses include JD Finance, O2O, insurance, technology initiatives and overseas business. New Businesses also include the impact of Paipai.com for the years ended December 31, 2014 and 2015.

The table below provides a summary of our operating segment results for the years ended December 31, 2014, 2015 and 2016:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Mall	114,790	180,951	258,132	37,178
New Businesses	633	2,014	4,572	659
Inter-segment*	(421)	(1,690)	(2,582)	(372)
Total consolidated net revenues	115,002	181,275	260,122	37,465

Operating income/(loss):
JD Mall	195	479	2,289	330
New Businesses	(691)	(2,339)	(1,785)	(257)
Inter-segment*	53	276	452	65
Total segment operating income/(loss)	(443)	(1,584)	956	138
Unallocated expenses**	(5,359)	(4,887)	(3,101)	(447)
Total consolidated operating income/(loss)	(5,802)	(6,471)	(2,145)	(309)

*                 The inter-segment eliminations mainly consist of revenues related to payment processing and financing services provided by JD Finance to JD Mall, and promotion and advertising services provided by JD Mall to New Businesses.

**          Unallocated items include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

Years Ended December 31, 2016 and 2015

Net Revenues.  Our total net revenues increased by 43.5% from RMB181,275 million in 2015 to RMB260,122 million (US$37,465 million) in 2016, with increases in both categories of net revenues.

The increase in our total net revenues was primarily due to the growth in our annual active customer accounts from 155.0 million in 2015 to 226.6 million in 2016 and the growth in the number of orders we fulfilled from approximately 1,263.1 million in 2015 to approximately 1,775.4 million in 2016.

Operating Expenses.  Our total operating expenses increased by 39.7% from RMB187,746 million in 2015 to RMB262,267 million (US$37,774 million) in 2016. This increase was due to increases in our cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses and general and administrative expenses.

•                  Cost of revenues.  Our cost of revenues increased by 40.6% from RMB157,008 million in 2015 to RMB220,699 million (US$31,787 million) in 2016. This increase reflects the increase in our volume of online direct sales and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as interest expenses related to JD Finance.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 50.5% from RMB13,921 million in 2015 to RMB20,951 million (US$3,017 million) in 2016. This increase was primarily due to the expansion of delivery services provided to merchants on our marketplace and an increase in compensation costs relating to fulfillment expenses from RMB7,289 million in 2015 to RMB10,845 million (US$1,562 million) in 2016, which was due in turn to the increase in the number of our fulfillment employees from 89,879 as of December 31, 2015 to 100,556 as of December 31, 2016, as well as higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB2,059 million in 2015 to RMB3,387 million (US$488 million) in 2016 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, and (ii) an increase in the rental expenses for our fulfillment infrastructure from RMB1,243 million in 2015 to RMB1,990 million (US$287 million) in 2016, which was primarily due to the increase in the aggregate gross floor area leased in 2016.

•                  Marketing expenses.  Our marketing expenses increased by 36.7% from RMB7,736 million in 2015 to RMB10,573 million (US$1,523 million) in 2016. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels, from RMB5,721 million in 2015 to RMB8,106 million (US$1,168 million) in 2016 as we continued to enhance our brand recognition and to promote our new business initiatives.

•                  Technology and content expenses.  Our technology and content expenses increased by 55.8% from RMB3,454 million in 2015 to RMB5,381 million (US$775 million) in 2016. This increase was primarily due to the increase in the headcount of our technology employees from 7,525 as of December 31, 2015 to 9,091 as of December 31, 2016, which involved the addition of research and development talent and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile, big data and cloud computing technologies.

•                  General and administrative expenses.  Our general and administrative expenses increased by 62.1% from RMB2,877 million in 2015 to RMB4,663 million (US$672 million) in 2016. This increase was primarily due to an increase in share-based compensation expenses from RMB725 million in 2015 to RMB1,304 million (US$188 million) in 2016. The increase was also was also attributable to (i) an increase in headcount of general and administrative employees from 4,838 as of December 31, 2015 to 5,541 as of December 31, 2016 and (ii) an increase in the bad debt provision expenses from RMB421 million in 2015 to RMB867 million (US$125 million) in 2016 as the financing related revenue more than doubled in 2016.

•                  Impairment of goodwill and intangible assets. Our impairment of goodwill and intangible assets was nil in 2016, compared to RMB2,750 million last year.

Share of results of equity investees.  Share of results of equity investees was RMB2,785 million loss (US$401 million) in 2016, compared to RMB2,852 million loss in 2015. In 2016, our share of results of equity investees was primarily attributable to impairment of investment in Bitauto and Tuniu and losses picked up from our equity method investments.

Interest Income.  Our interest income increased from RMB415 million in 2015 to RMB482 million (US$69 million) in 2016, primarily due to the larger cash balance we held in 2016, which was primarily attributable to the increase in net cash provided by our operating activities.

Others, Net.  Others, net was RMB141 million loss in 2015 and RMB1,474 million (US$212 million) income in 2016. This income was primarily attributable to the disposal gain recognized related to the transaction with Dada.

Net Loss.  As a result of the foregoing, we had a net loss of RMB3,414 million (US$492 million) in 2016, as compared to a net loss of RMB9,118 million in 2015.

Years Ended December 31, 2015 and 2014

Net Revenues.  Our total net revenues increased by 57.6% from RMB115,002 million in 2014 to RMB181,275 million in 2015, with increases in both categories of net revenues.

The increase in our total net revenues was primarily due to the growth in our annual active customer accounts from 90.6 million in 2014 to 155.0 million in 2015 and the growth in the number of orders we fulfilled from approximately 651.9 million in 2014 to approximately 1,263.1 million in 2015.

Operating Expenses.  Our total operating expenses increased by 55.4% from RMB120,804 million in 2014 to RMB187,746 million in 2015. This increase was due to increases in our cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses and impairment of goodwill and intangible assets.

•                  Cost of revenues.  Our cost of revenues increased by 54.5% from RMB101,631 million in 2014 to RMB157,008 million in 2015. This increase reflects the increase in our volume of online direct sales and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 72.6% from RMB8,067 million in 2014 to RMB13,921 million in 2015. This increase was primarily due to the expansion of delivery services provided to merchants on our marketplace and an increase in compensation costs relating to fulfillment expenses from RMB4,111 million in 2014 to RMB7,289 million in 2015, which was due in turn to the increase in the number of our fulfillment employees from 58,913 as of December 31, 2014 to 89,879 as of December 31, 2015, as well as higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB1,290 million in 2014 to RMB2,059 million in 2015 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, (ii) an increase in the rental expenses for our fulfillment infrastructure from RMB715 million in 2014 to RMB1,243 million in 2015, which was primarily due to the increase in the aggregate gross floor area leased in 2015, and (iii) to an increase in payment processing charges from RMB435 million in 2014 to RMB613 million in 2015 as our volume of sales increased.

•                  Marketing expenses.  Our marketing expenses increased by 92.9% from RMB4,010 million in 2014 to RMB7,736 million in 2015. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels, from RMB2,781 million in 2014 to RMB5,721 million in 2015 as we continued to enhance our brand recognition and to promote JD Finance products and O2O services.

•                  Technology and content expenses.  Our technology and content expenses increased by 88.1% from RMB1,836 million in 2014 to RMB3,454 million in 2015. This increase was primarily due to the increase in the headcount of our technology employees from 5,076 as of December 31, 2014 to 7,525 as of December 31, 2015, which involved the addition of research and development talent and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile, big data and cloud computing technologies.

•                  General and administrative expenses.  Our general and administrative expenses decreased by 45.3% from RMB5,260 million in 2014 to RMB2,877 million in 2015. This decrease was primarily due to a decrease in share-based compensation expenses from RMB4,018 million to RMB725 million in 2015, which was primarily attributable to our grant of 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, in the first quarter of 2014, partially offset by an increase in staff cost associated with the increase in headcount of general and administrative employees from 3,011 as of December 31, 2014 to 4,838 as of December 31, 2015.

•                  Impairment of goodwill and intangible assets. Our impairment of goodwill and intangible assets was RMB2,750 million in 2015, compared to nil last year, primarily attributable to the impairment related to Paipai.com, which had ceased business operations as of December 31, 2015.

Share of results of equity investees.  Share of results of equity investees was RMB2,852 million loss in 2015, compared to nil in 2014. This increase was primarily due to losses picked up from our equity method investments and impairment of investment in Bitauto recognized during the year.

Interest Income.  Our interest income decreased from RMB638 million in 2014 to RMB415 million in 2015, primarily due to our use of cash for operating and investing activities.

Others, Net.  Others, net was RMB216 million income in 2014 and RMB141 million loss in 2015. This loss was primarily attributable to impairment of certain investments recognized during the year.

Net Loss.  As a result of the foregoing, we had a net loss of RMB9,118 million in 2015, as compared to a net loss of RMB4,996 million in 2014.

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

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiaries, including Jingdong Century, and our affiliated PRC entities, including, among others, Jingdong 360 and Jiangsu Yuanzhou, and their respective shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of these PRC affiliates that most significantly impact their economic performance, and to obtain a majority of the residual returns of these entities. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

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

Foreign Currency Translation

Our reporting currency is Renminbi (“RMB”). The functional currency of our entities incorporated in Cayman Islands, British Virgin Islands, Hong Kong, Singapore and the United States of America is the United States dollars. The functional currency of our entities incorporated in The Republic of Indonesia is the Indonesian rupiah. Our PRC subsidiaries, variable interest entities and the subsidiaries of our variable interest entities determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in our consolidated statements of operations and comprehensive loss.

Our financial statements are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates.

We adjusted our financial statements as of and for the year ended December 31, 2015 to reflect a correction to our foreign currency translation treatment over investments under equity method of accounting and deferred revenue resulting from the acquisition of equity method investments.  See Item 17 of Part III, “Financial Statements—Note 2. Summary of significant accounting policies—d. Revision of previously issued financial statements.”

Investment in Equity Investees

Investment in equity investees represents our investments in privately held companies and publicly traded companies. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

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

Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in “share of results of equity investees” in our consolidated statements of operations and comprehensive loss and our share of post-acquisition movements are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. We record our share of the results of equity investments in publicly listed companies one quarter in arrears. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds our interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, we carry the investment at cost and recognize income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

We continually review our investment in equity investees to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider in our determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Accounts Receivable, Net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of our accounts receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. We adjust the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We also make specific allowance if there is strong evidence indicating that the accounts receivable are likely to be unrecoverable. A majority of the allowances for doubtful accounts are for financing receivables from individual consumers related to the online direct sales business. Accounts receivable balances are written off after all collection efforts have been exhausted. The accounts receivables with the collection period over one year are classified into other non-current assets in our consolidated balance sheets.

Loan Receivables, Net

Loan receivables consist primarily of micro loans made to small and medium sized enterprises that are merchants on our online marketplace and qualified individual customers. The loan periods extended by us to the merchants and the individual customers generally range from one day to thirty-six months. Such amounts are recorded at the outstanding principal amount less allowance for doubtful accounts, and include accrued interest receivable as of the balance sheet date. The loan receivables with the collection period over one year are classified into other non-current assets in our consolidated balance sheets. As of December 31, 2015 and 2016, the balances of loan receivables, net were RMB3.7 billion and RMB12.7 billion (US$1.8 billion), respectively.

We have entered into syndication loan arrangements with certain third-party financial institutions to jointly provide loans to individual customers. We and the third-party financial institutions make loans to the borrowers and have a direct legal relationship with the borrowers for the respective portion of the loans. We and the third-party financial institutions have the rights to receive the repayment from borrowers, take credit risk and earn interest income on the respective loan portion. Hence, we record loan receivables and interest income of our portion in our consolidated financial statements.

Allowance for doubtful accounts represents our best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of loans. As of December 31, 2015 and 2016, allowance for doubtful accounts under loan receivables were RMB88 million and RMB252 million (US$36 million), respectively.

Investment Securities

We invest in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. We assess our available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in our consolidated statement of operations and comprehensive loss. The fair value of the investment would not be adjusted for subsequent recoveries in fair value.

We also invested in certain trust investments and applied the fair value option. The trust investments are carried at fair value, with the fair value changes recorded in our consolidated statements of operations and comprehensive loss.

Revenue

We engage primarily in the sale of electronics products and general merchandise products sourced from manufacturers, distributors and publishers in China on the internet through our websites, mainly www.jd.com. We offer an online marketplace that enables third-party sellers to sell their products to consumers. We also offer financial services to our suppliers, third-party sellers and qualified individual customers. Customers place their orders for products or services online through our websites. Payment for the purchased products or services is generally made either before delivery or upon delivery.

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

Inventories

Inventories are primarily accounted for using the weighted average cost method and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in our estimates and assumptions may cause us to realize material write-downs in the future. As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2016, we would have recorded an additional cost of sales of approximately RMB293 million (US$42 million).

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

During the years ended December 31, 2014, 2015 and 2016, management monitored the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test. In November 2015 we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired and an impairment charge of RMB2.6 billion was recorded in the fourth quarter of 2015. There was no goodwill impairment during the years ended December 31, 2014 and 2016.

Other Investments

Other investments represent the higher yield investments purchased by JD Finance and resold to third-party investors. JD Finance will earn yield differentials. As JD Finance takes the majority risks and rewards of the products sold to the third-party investors, we reported the investments purchased and the funds raised from the sale of the financial products on a gross basis on our consolidated balance sheets. We elected the fair value option pursuant to ASC 825 at the date of initial recognition and carried these investments subsequently at fair value. As of December 31, 2015 and 2016, nil and RMB10,767 million (US$1,551 million) of the higher yield investments purchased by JD Finance with maturities within one year were recorded as other investments in current assets, and nil and RMB6,997 million (US$1,008 million) with the maturities over one year were recorded as other investments in non-current assets, in our consolidated balance sheets, respectively. As of December 31, 2015 and 2016, nil and RMB18,106 million (US$2,608 million) of lower yield investments sold to the third-party investors were recorded as accrued expenses and other current liabilities, in our consolidated balance sheets, respectively. The interest revenue and cost are recorded as services and others revenue and cost of revenues, respectively, in our consolidated statements of operations and comprehensive loss.

Non-Recourse Securitization Debt

We periodically securitize accounts receivables and loans arising from our consumer and supply chain financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to us and are payable only out of collections on their respective underlying collateralized assets. The securitization vehicles are considered consolidated variable interest entities pursuant to ASC 810 and the asset-backed debt securities issued by the securitization vehicles are reported as current and non-current liabilities in our consolidated balance sheets based on their respective expected repayment dates. While the contractual maturities of the asset-backed debt securities are from 2017 to 2020, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2015 and 2016, the collateralized accounts receivables and loans were RMB4,320 million and RMB17,339 million (US$2,497 million), respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2015 and 2016 was approximately 5.30% and 4.39%, respectively.

Unsecured Senior Notes

Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discount or premium and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in our consolidated statements of operations and comprehensive loss over the maturities of the notes using the effective interest method.

Share-Based Compensation

We grant non-vested ordinary shares, restricted share units and share options of our company and our subsidiaries to eligible employees and non-employee consultants and account for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

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

After our initial public offering, in determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied. In determining the fair value of the restricted share units granted on May 22, 2014, the date when our ADSs first commenced trading on NASDAQ, the per share equivalent of our initial public offering price is applied.

Share options

Management is responsible for determining the fair value of options granted to employees and our founder and considered a number of factors including valuations.

In determining the fair value of our stock options, the binomial option pricing model was applied, which requires inputs such as the fair value of our ordinary shares, expected volatility, risk-free interest rate, exercise multiple, expected dividend yield and expected term based on the following assumptions:

(1)                      Fair value of our ordinary shares. Prior to our initial public offering on May 22, 2014, the fair value was determined based on management estimates, as discussed under “—Fair Value of Our Ordinary Shares.” Subsequent to our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

(2)                       Expected volatility. We estimate expected volatility based on the implied volatility of our own and the historical share prices volatility of comparable companies with a time horizon close to the expected term of the share options.

(3)                       Risk-free interest rate. We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds with a maturity similar to the expected life of the share options.

(4)                       Exercise multiple. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(5)                       Expected dividend yield. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(6)                       Expected term. Expected term is the contract life of the option.

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

In October 2015, JD Finance adopted a 2015 Share Incentive Plan, which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of JD Finance to its employees, directors and consultants. We granted restricted shares units of JD Finance equivalent to approximately 7.25% and 2.94% of the subsidiary’s ordinary shares on a fully diluted basis in 2015 and 2016, respectively. The weighted average grant date fair value of restricted share units granted was RMB4.25 and RMB7.17 for the years ended December 31, 2015 and 2016, respectively. Share-based compensation expenses related to the grants recorded in 2015 and 2016 were RMB95.7 million and RMB260.6 million (US$37.5 million), respectively.

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

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date with the assistance from an independent valuation firm. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates.  The discount rates were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

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

In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2014, 2015 and 2016, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.            Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, private issuances of ordinary and preferred shares, our initial public offering and our notes offering.

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

In April 2016, we issued an aggregate of US$500 million unsecured senior notes due in 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due in 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2016, the total carrying value and estimated fair value were US$495 million and US$495 million, respectively, with respect to the notes due in 2021, and US$490 million and US$478 million, respectively, with respect to the notes due in 2026. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2016. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all covenants. During 2016, we paid an aggregate of US$18 million in interest payments related to these notes.

As of December 31, 2016, we had a total of RMB31.3 billion (US$4.5 billion) in cash and cash equivalents, restricted cash and short-term investments. This included primarily RMB16.8 billion (US$2.4 billion) and US$11.1 million in China, RMB1.3 billion (US$0.2 billion), HK$47.0 million (US$6.1 million) and US$1.9 billion in Hong Kong and US$19.5 million in the Singapore. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less. As of December 31, 2016, we had one-year revolving lines of credit for an aggregate amount of RMB21.7 billion (US$3.1 billion) from several Chinese commercial banks. We had RMB11.9 billion (US$1.7 billion) outstanding under these revolving lines of credit as of December 31, 2016.

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

Our net inventories have increased significantly in recent periods, from RMB12.2 billion as of December 31, 2014 to RMB20.5 billion as of December 31, 2015 and further to RMB28.9 billion (US$4.2 billion) as of December 31, 2016. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 34.8 days in 2014, 36.9 days in 2015 and 38.0 days in 2016. Annual inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues and then multiplied by the number of days during the year. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our online direct sales business and those to third-party sellers on our online marketplace. As of December 31, 2014, 2015 and 2016, our accounts payable amounted to RMB16.4 billion, RMB29.8 billion and RMB44.0 billion (US$6.3 billion), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our online direct sales business and the related increase in products sourced from our suppliers, as well as the growth in the scale of operations of our online marketplace. From late 2013, we started to provide supply chain financing to our suppliers of online direct sales business. As of December 31, 2014, 2015 and 2016, the balances of financing we provided to our suppliers amounted to RMB1.5 billion, RMB4.7 billion and RMB7.0 billion (US$1.0 billion), respectively. Our annual accounts payable turnover days for our online direct sales business excluding the impact from supply chain financing were 40.9 days in 2014, 44.6 days in 2015 and 52.6 days in 2016. Annual accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues and then multiplied by the number of days during the year.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2014, 2015 and 2016, our accounts receivable amounted to RMB2.3 billion, RMB8.2 billion and RMB17.5 billion (US$2.5 billion), respectively. These increases were primarily due to a significant growth in our sales volumes as well as the credit we extended for our financial products. From early 2014, we started to provide consumer financing to our customers. As of December 31, 2014, 2015 and 2016, the balances of current portion of financing provided to our customers that affected accounts receivable balances amounted to RMB1.0 billion, RMB6.4 billion and RMB14.3 billion (US$2.1 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 2.9 days in 2014, 3.2 days in 2015 and 3.3 days in 2016. Annual accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues and then multiplied by the number of days during the year.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities(1)	1,290	1,696	8,767	1,263
Net cash used in investing activities(1)	(13,478)	(5,791)	(48,269)	(6,952)
Net cash provided by financing activities	18,392	4,700	40,699	5,862
Effect of exchange rate changes on cash and cash equivalents	(101)	344	711	102
Net increase in cash and cash equivalents	6,103	949	1,908	275
Cash and cash equivalents at beginning of year	10,812	16,915	17,864	2,573
Cash and cash equivalents at end of year	16,915	17,864	19,772	2,848

(1)         As JD Finance has changed from supporting the overall JD platform to an independently operated and self-funded business, loans to consumers and merchants in marketplace business and third parties are made mainly for investment purpose. Accordingly, cash flows resulting from loan receivables have been reclassified from cash provided by operating activities to cash used in investing activities. Cash flows resulting from loan receivables of RMB0.3 billion and RMB3.5 billion for the years ended December 31, 2014 and 2015, respectively, have been reclassified from cash provided by operating activities to cash used in investing activities.

Operating Activities

Net cash provided by operating activities in 2016 was RMB8,767 million (US$1,263 million). In 2016, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally depreciation and amortization of RMB3,633 million (US$523 million), share of results of equity investees of RMB2,785 million (US$401 million), share-based compensation of RMB2,344 million (US$338 million) and gain from business and investment disposals of RMB1,233 million (US$178 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB13,694 million (US$1,972 million), an increase in advance from customers of RMB4,454 million (US$642 million) and an increase in accrued expenses and other current liabilities of RMB4,248 million (US$612 million), partially offset by an increase in accounts receivable of RMB9,697 million (US$1,397 million) and an increase in inventories of RMB8,370 million (US$1,206 million). The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the growth of our business as well as the credit we extended for our financial products.

Net cash provided by operating activities in 2015 was RMB1,696 million. In 2015, the principal items accounting for the difference between our net cash used in operating activities and our net loss were certain non-cash expenses, principally share of results of equity investees of RMB2,852 million, impairment of goodwill and intangible assets of RMB2,750 million, depreciation and amortization of RMB2,619 million and share-based compensation of RMB1,194 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB13,113 million, an increase in accrued expenses and other current liabilities of RMB2,207 million and an increase in advance from customers of RMB2,507 million, partially offset by an increase in inventories of RMB8,349 million and an increase in accounts receivable of RMB6,167 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the growth of our business as well as the credit we extended for our financial products.

Net cash provided by operating activities in 2014 was RMB1,290 million. In 2014, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally share-based compensation of RMB4,250 million and depreciation and amortization of RMB1,651 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB4,903 million, an increase in accrued expenses and other current liabilities of RMB2,988 million and an increase in advance from customers of RMB2,611 million, partially offset by an increase in inventories of RMB5,805 million an increase in accounts receivable of RMB1,861 million and an increase in prepayments and other current assets RMB1,211 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits as well as the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the consumer financing we started providing to our selected customers as part of our internet financing initiatives in 2014. The increase in prepayments and other current assets was attributable to the receivables on behalf of our employees in relation to the exercise of options or pursuant to other awards.

Investing Activities

Net cash used in investing activities in 2016 was RMB48,269 million (US$6,952 million), consisting primarily of the purchase of short-term investments, investment in equity investees, investment securities and other investments, purchases of property, equipment and software, cash paid for construction in progress, cash paid for loan originations and cash paid for business combinations, partially offset by the maturity of short-term investments and other investments, and cash received from loan repayments.

Net cash used in investing activities in 2015 was RMB5,791 million, consisting primarily of the purchase of short-term investments, investment in equity investees and investment securities, purchases of property, equipment and software, cash paid for construction in progress, cash paid for loan originations and cash paid for business combinations, partially offset by the maturity of short-term investments and cash received from loan repayment.

Net cash used in investing activities in 2014 was RMB13,478 million, consisting primarily of the purchase of short-term investments along with purchases of property, equipment and software and cash paid for construction in progress, partially offset by the maturity of short-term investments, as well as net cash acquired from business combinations.

Financing Activities

Net cash provided by financing activities in 2016 was RMB40,699 million (US$5,862 million), consisting primarily of proceeds from our unsecured senior notes offering in April 2016, proceeds from short-term borrowings, nonrecourse securitization debt and sales of financial products, and proceeds from JD Finance’s series A financing, partially offset by the repayment of short-term borrowings and financial products, and our repurchase of ADSs.

Net cash provided by financing activities in 2015 was RMB4,700 million, consisting primarily of proceeds from short-term bank loans and nonrecourse securitization debt partially offset by the repayment of short-term bank loans.

Net cash provided by financing activities in 2014 was RMB18,392 million, consisting of proceeds from our initial public offering and private issuances of ordinary shares, as well as proceeds from short-term bank loans, partially offset by the repayment of short-term bank loans.

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2016, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB29,081 million (US$4,188 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital Expenditures

We made capital expenditures of RMB2,902 million, RMB5,300 million and RMB4,460 million (US$642 million) in 2014, 2015 and 2016, respectively. Our capital expenditures for 2014, 2015 and 2016 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our new office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth.

C.            Research and Development

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. We employed 9,091 IT professionals to design, develop and operate our technology platform as of December 31, 2016.

In the three years ended December 31, 2014, 2015 and 2016, our technology and content expenses, including share-based compensation expenses for research and development staff, were RMB1,836 million, RMB3,454 million and RMB5,381 million (US$775 million), respectively. Our technology and content expenses consist primarily of payroll and related expenses for IT professionals involved in developing and maintaining our technology platform and website, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.            Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments(1)
Rental expenses	4,873,341	1,821,161	1,821,329	817,514	413,337
Bandwidth leasing	509,627	263,319	216,083	24,913	5,312
Capital commitments(2)	1,920,971	1,920,971	—	—	—
Long-term debt obligations(3)	20,403,840	9,389,213	4,077,627	3,468,500	3,468,500
Total	27,707,779	13,394,664	6,115,039	4,310,927	3,887,149

(1)         Our operating lease obligations relate to our leases of offices and fulfillment centers and our lease of bandwidth and data centers.

(2)         Our capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are to be paid in the following years according to the construction progress.

(3)         Our long-term debt obligations are mainly unsecured senior notes, and nonrecourse securitization debt consisting primarily of debt securities issued in connection with securitization of certain financial assets. The amounts exclude the corresponding interest payable.

Item 6.                   Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	44	Chairman of the Board of Directors and Chief Executive Officer
Martin Chiping Lau	44	Director
Ming Huang	53	Independent Director
Louis T. Hsieh	52	Independent Director
David Daokui Li	53	Independent Director
Shengqiang Chen	40	Chief Executive Officer of JD Finance
Ye Lan	47	Chief Public Affairs Officer
Yu Long	41	Chief Human Resources Officer and General Counsel
Sidney Xuande Huang	51	Chief Financial Officer
Chen Zhang	53	Chief Technology Officer

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

Ming Huang has served as our independent director since March 2014. Mr. Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China Europe International Business School (CEIBS) since July 2010. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director of Yingli Green Energy Holding Company Limited, a company listed on the NYSE. Mr. Huang is also an independent non-executive director of several companies listed on the Hong Kong Stock Exchange including WH Group Limited, Fantasia Holdings Group Co., Ltd. and China Medical System Holdings Ltd and an independent director of Guosen Securities Co., Ltd., a company listed on the Shenzhen Stock Exchange. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.

Louis T. Hsieh has served as our independent director since May 2014. Mr. Hsieh has served as the director of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE, since March 2007, and served as its chief financial officer from December 2005 to April 2015 and its president from May 2009 to January 2016. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of United Information Technologies, a leading Chinese storage solutions company, and an independent director and chairman of audit committee of two companies listed on the NYSE, Nord Anglia Education, Inc. and YUM China Holdings, Inc. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

B.            Compensation

In 2016, we paid an aggregate of approximately RMB12.7 million (US$1.8 million) in cash to our executive officers, and approximately US$0.2 million in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of December 31, 2016, we had an aggregate of 11,203,502 restricted shares, which are treated as non-vested ordinary shares under U.S. GAAP, 100,682,469 restricted share units and options to purchase an aggregate of 47,659,016 ordinary shares that had been granted to our directors, officers, employees and consultants and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant date.

In March 2014, we granted 93,780,970 immediately vested restricted share units to Mr. Richard Qiangdong Liu, our chairman and chief executive officer, for his services in the previous 10 years, pursuant to which we issued 93,780,970 ordinary shares to MaxSmart Limited, a British Virgin Islands company wholly-owned by Mr. Richard Qiangdong Liu, on May 22, 2014 immediately after the listing of our ADSs on NASDAQ. In May 2015, the board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. The number of restricted shares, restricted share units and options granted to each of our other directors and executive officers represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of the date of this annual report. The awards to our other directors and executive officers have two-year, four-year, five-year or six-year vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from the year ended December 31, 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year vesting schedule.

In October 2015, JD Finance adopted a 2015 Share Incentive Plan, which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of JD Finance to its employees, directors and consultants. We granted restricted shares units of JD Finance equivalent to approximately 7.25% and 2.94% of its ordinary shares on a fully diluted basis in 2015 and 2016, respectively.

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

D.                                    Employees

As of December 31, 2016, we had a total of 120,622 fulltime employees. We had a total of 105,963 employees as of December 31, 2015 and 68,109 employees as of December 31, 2014.

The following tables give breakdowns of our employees as of December 31, 2016, by function and by region:

Function*	Number
Procurement	5,345
Warehouses	17,544
Delivery	65,968
Customer Service	11,699
Technology	9,091
Sales and Marketing	5,434
General and Administrative	5,541
TOTAL	120,622

* Each row includes the employees of JD Finance, the total of which was 4,279 as of December 31, 2016.

Region	Number
Northeastern China	5,199
Northern China(1)	45,592
Eastern China(2)	23,405
Central China	9,662
Southern China and others(3)	21,045
Southwestern China(4)	11,157
Northwestern China	4,562
TOTAL	120,622

(1)         Includes the employees at our national headquarters in Beijing.

(2)         Includes the employees at our customer service centers in Suqian and Yangzhou, Jiangsu.

(3)         Includes the employees of our affiliated entity operating in Indonesia.

(4)         Includes the employees at our national customer service center in Chengdu, Sichuan.

With so many employees in so many locations across China, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. We believe that our corporate culture and core philosophy will help us to realize our goal of becoming the largest e-commerce company in the world.

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. In 2016, we recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform. We have established comprehensive training programs that cover such topics as our corporate culture, employee rights and responsibilities, team-building, professional behavior, job performance, management skills, leadership and executive decision-making. We have a special dedicated training facility, JD Corporate University, to further strengthen our internal training programs. As of December 31, 2016, over 440 management trainees had undergone our dedicated management training program. We also sponsored selected senior and mid-level managers to participate in part-time EMBA programs. In addition, we launched “Go to college in JD” program in association with well-known universities in November 2013. All employees are eligible to join the program voluntarily and get scholarship from us once they obtain their bachelor’s or master’s degree. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees from top universities in the United States.

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2017 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,856,708,469 ordinary shares outstanding as of February 28, 2017, comprising of (i) 2,386,326,636 Class A ordinary shares, excluding the 82,000,430 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 470,381,833 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership and voting power percentage of that person, we have included shares and associated votes that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares and associated votes, however, are not included in the computation of the percentage ownership of any other person. Ordinary shares held by a shareholder are determined in accordance with our register of members.

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		%		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	30,537,566	(1)	421,507,423	(1)	452,044,989	(1)	15.8	(1)	80.0	(2)
Martin Chiping Lau(3)	—		—		—		—		—
Ming Huang(4)	*		—		*		*		*
Louis T. Hsieh(5)	*		—		*		*		*
David Daokui Li(6)	*		—		*		*		*
Shengqiang Chen	*		—		*		*		*
Ye Lan	*		—		*		*		*
Rain Yu Long	*		—		*		*		*
Sidney Xuande Huang	*		—		*		*		*
Chen Zhang	*		—		*		*		*
All Directors and Executive Officers as a Group	39,189,387		421,507,423		460,696,810		16.1		80.1	(2)

Principal Shareholders:
Max Smart Limited(7)	27,937,566		421,507,423		449,444,989		15.7		71.7
Huang River Investment Limited(8)	516,974,505		—		516,974,505		18.1		4.4
Walmart(9)	289,053,746		—		289,053,746		10.1		2.5
Hillhouse Capital Management, Ltd.(10)	193,936,122		—		193,936,122		6.8		1.6
Fortune Rising Holdings Limited(11)	—		48,874,410		48,874,410		1.7		8.3

*                 Less than 1% of our total outstanding ordinary shares.

**          Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh, and Mr. Daokui Li, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)         Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited, (ii) 13,968,783 restricted ADSs, representing 27,937,566 Class A ordinary shares, owned by Max Smart Limited, and (iii) 2,600,000 class A ordinary shares Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after February 28, 2017. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (7) below. The ordinary shares beneficially owned by Mr. Liu do not include 48,874,410 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (11) below.

(2)         The aggregate voting power includes the voting power with respect to the 48,874,410 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (11) below.

(3)         Mr. Lau was appointed by Huang River Investment Limited. The business address of Mr. Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, P.R. China.

(4)         The business address of Mr. Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

(5)         The business address of Mr. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, P.R. China.

(6)         The business address of Professor Li is School of Economics and Management, Tsinghua University, Beijing 100084, China.

(7)         Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited and (ii) 13,968,783 restricted ADSs, representing 27,937,566 Class A ordinary shares, owned by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)         Represents (i) 486,245,393 Class A ordinary shares held by Huang River Investment Limited, and (ii) 15,364,556 restricted ADSs, representing 30,729,112 Class A ordinary shares owned by Huang River Investment Limited or its affiliate. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly-owned by Tencent Holdings Limited, a company listed on Hong Kong Stock Exchange. The registered address of Huang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)         Based on an amendment to the statement on Schedule 13G filed on February 3, 2017 jointly by (i) Walmart, a corporation organized under the laws of the State of Delaware, (ii) Newheight Holdings Ltd., or Newheight, a company organized under the laws of the Cayman Islands, and (iii) Qomolangma Holdings Ltd., or Qomolangma, a company organized under the laws of the Cayman Islands. According to the Schedule 13G, as amended, Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma. The address of the principal business office of Walmart is 702 S.W. Eighth Street, Bentonville, Arkansas 72716. The address of the principal business office of Newheight is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. The address of the principal business office of Qomolangma is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(10)  Based on an amendment to the statement on Schedule 13G filed on February 14, 2017 by Hillhouse Capital Management, Ltd., or Hillhouse Capital, a company organized under the laws of the Cayman Islands, with respect to the Class A ordinary shares held by Gaoling Fund, L.P. and YHG Investment, L.P. According to the Schedule 13G, as amended, as the sole management company of Gaoling Fund, L.P. and sole general partner of YHG Investment, L.P., Hillhouse Capital is deemed to be the sole beneficial owner of, and to solely control the voting power of, the Class A ordinary shares held by Gaoling Fund, L.P. and YHG Investment, L.P. Through share ownership and as the President and Chief Investment Officer of Hillhouse Capital, Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital. Mr. Zhang disclaims beneficial ownership of all the Class A ordinary shares owned or controlled by Hillhouse Capital except to the extent of his pecuniary interest therein. The address of the business office of Hillhouse Capital is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong.

(11)  Represents 48,874,410 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2017, a total of 1,837,129,407 class A ordinary shares were held by five record holders in the United States, representing approximately 62.5% of our total outstanding shares on an as-converted basis (including the 82,000,430 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 1,835,529,404 Class A ordinary shares on record, representing approximately 62.5% of our total outstanding shares on record as of February 28, 2017 (including the 82,000,430 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Agreements and Business Cooperation with Tencent

Strategic Cooperation Agreement.  On March 10, 2014, we entered into a strategic cooperation agreement and formed a strategic partnership with Tencent. As part of the strategic partnership, Tencent agreed to offer us prominent level 1 access points in its mobile apps Weixin and Mobile QQ and provide internet traffic and other support from other key platforms to us. The two parties agreed to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement has a term of five years and applies within the territory of the Greater China. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any direct sales or managed marketplace business model in physical goods e-commerce businesses in the Greater China and a few selected international markets for a period of eight years, other than through its controlled affiliate Shanghai Icson.

Business Cooperation with Tencent.  Huang River Investment Limited, a wholly-owned subsidiary of Tencent, has been a principal shareholder of us since March 2014. In 2014, we generated a total amount of RMB95.3 million commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB88.1 million advertising resources from Tencent and also generated a total amount of RMB0.3 million commission services revenues from online marketplace services provided to Tencent. In 2015, we generated a total amount of RMB139.6 million commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB195.8 million advertising resources from Tencent and also generated a total amount of RMB0.1 million commission services revenues from online marketplace services provided to Tencent. In 2016, we generated a total amount of RMB184.2 million (US$26.5 million) commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB244.6 million (US$35.2 million) advertising resources and processing payment services from Tencent and also generated a total amount of RMB52.1 thousand (US$7.5 thousand) commission services revenues from online marketplace services provided to Tencent. As of December 31, 2016, we had a total amount of RMB962.0 million (US$138.6 million) due from Tencent and a total amount of RMB85.1 million (US$12.3 million) due to Tencent.

Agreements and Transactions Relating to JD Finance

On March 1, 2017, we entered into a framework agreement, or the Framework Agreement, and an intellectual property license and software technology services agreement, or the JD Finance IPLA, with JD Finance, and certain entities controlled by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, including Suqian Linghang Fangyuan Equity Investment Center, or Suqian Linghang, which will acquire an approximately 4.3% equity stake of JD Finance at the closing of the transactions contemplated by the Framework Agreement, and Suqian Dongtai Jinrong Investment Management Center, or Suqian Dongtai, which holds equity interest in JD Finance reserved for the employee benefits plan of JD Finance.

Framework Agreement

JD Finance Reorganization

It is contemplated under the Framework Agreement that a group of investors, including certain entity controlled by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, will after certain capital restructuring of JD Finance, subscribe for newly issued equity interest in JD Finance and purchase from Suqian Limao, which is currently our consolidated variable interest entity and holds equity interest in JD Finance, all its equity interest in JD Finance for cash consideration of approximately RMB14.3 billion (US$2.1 billion).

Pursuant to the Framework Agreement, we have agreed that, at the closing under the Framework Agreement, we will cause the termination of the Suqian Limao Agreements through which we obtained control over Suqian Limao and as a result of which we have treated Suqian Limao as our variable interest entity and consolidated its financial results in our consolidated financial statements, and receive from JD Finance and Suqian Limao an aggregate amount of approximately RMB14.3 billion (US$2.1 billion) in cash. As a result of the transactions contemplated by the Framework Agreement, at the closing under the Framework Agreement, we will have neither legal ownership nor effective control of JD Finance.

The transactions contemplated under the Framework Agreement are subject to certain closing conditions, including the receipt by JD Finance of certain payments from investors who will acquire equity interest in JD Finance as described above, and are currently expected to close in mid-2017. Upon the completion of the transactions, it is expected that we will deconsolidate JD Finance from our consolidated financial statements.

Liquidity Event Payment

Under the Framework Agreement, after the closing under the Framework Agreement, in the event of a liquidity event of JD Finance, if our total ownership of equity interests in JD Finance, if any, acquired as described under “—Potential Equity Interest” below, has not reached 40%, which we refer to as the full 40% equity interest, we would be entitled, at our election, to receive a one-time payment up to 40% of the equity value, immediately prior to such liquidity event of JD Finance. If we acquire equity interests in JD Finance in an aggregate amount less than the full 40% equity interest, then the percentage of JD Finance’s equity value used to calculate the liquidity event payment will be reduced proportionately. The above-mentioned maximum percentage of JD Finance’s equity interest that may be issued to us and JD Finance’s equity value in the form of liquidity payment to us at our election are subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance.

In lieu of receiving the liquidity event payment, we may elect to receive payments under the profit sharing provision of the JD Finance IPLA described below in perpetuity, subject to the receipt of regulatory approvals, including under applicable stock exchange listing rules, required to permit continuation of the profit share following a liquidity event of JD Finance. If we so elect, in connection with such a liquidity event, JD Finance must use its commercially reasonable efforts to obtain such regulatory approvals. If such approvals are not obtained, then JD Finance will pay us the liquidity event payment described above.

A “liquidity event” as defined in the Framework Agreement includes each of the following:

•                  a qualified initial public offering, or a qualified IPO, of JD Finance (defined as an initial public offering which values JD Finance at no less than RMB93.0 billion (US$13.5 billion));

•                  a change of control transaction, after which Mr. Richard Qiangdong Liu, our chairman and chief executive officer, we and the respective controlled affiliates no longer hold over 50% of voting power or economic interest of JD Finance;

•                  an issuance by JD Finance of securities, after which persons other than Mr. Richard Qiangdong Liu, us and the respective controlled affiliates acquire over 40% of JD Finance;

•                  a sale of all or substantially all of the assets of JD Finance; and

•                  a liquidation, dissolution or winding up of JD Finance.

Potential Equity Interest

The Framework Agreement provides for future potential equity issuances to us by JD Finance. After the closing under the Framework Agreement, in the event that JD Finance applies for and receives certain PRC regulatory approvals in the future, JD Finance will issue and we will purchase newly-issued equity interests in JD Finance, up to the full 40% equity interest, or such lesser equity interest as may be permitted by the applicable regulatory approvals. This maximum percentage of potential equity interest that may be issued to us upon receipt of PRC regulatory approvals is subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance.

If we were to acquire any of such newly issued equity interests, we will have a pre-emptive right prior to the time of a qualified IPO of JD Finance, in the event JD Finance issues additional equity interests to third parties, that will entitle us to acquire additional equity interests in order to maintain the equity ownership percentage we hold in JD Finance immediately prior to such third-party issuances.

If the liquidity event payment described above under “—Liquidity Event Payment” has not become payable upon a liquidity event of JD Finance, then our right to acquire up to the full 40% equity interest (subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance) will continue after such liquidity event.

The consideration to be paid by us to acquire any equity interest in JD Finance up to the full 40% equity interest (subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance) will be fully funded by payments from JD Finance in respect of certain intellectual property and software technology services we will provide to JD Finance.

To the extent we acquire the full 40% equity interest (subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance) pursuant to the provisions of the Framework Agreement, the liquidity event payment and the profit share under the JD Finance IPLA described in “—JD Finance Intellectual Property License and Software Technology Services Agreement” below will automatically terminate. If we acquire less than the full 40% equity interest (subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance) in JD Finance pursuant to the provisions of the Framework Agreement, the liquidity event payment amount and the profit sharing arrangement under the JD Finance IPLA will be proportionately reduced based on the amount of equity interests acquired by us.

We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own any equity interest in JD Finance would be difficult to obtain. There can be no assurance that such applicable regulatory rules and practices will change in the near future.

Certain Restrictions on the Transfer of JD Finance Equity Interests

Pursuant to the Framework Agreement, after the closing under the Framework Agreement, certain parties thereto, including in some cases our company, are subject to restrictions on the transfer of equity interests in JD Finance, including:

•                  prior to our acquisition of the full 40% equity interest (subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance), none of Suqian Linghang, Suqian Dongtai or JD Finance may transfer or issue, as applicable, any equity interest in JD Finance to a non-PRC person or entity, and JD Finance shall cause its other shareholders not to do so; and

•                  in the event that we acquire any equity interest in JD Finance, any transfer of equity interest in JD Finance by Suqian Linghang or Suqian Dongtai, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the Framework Agreement, we and JD Finance have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. The Framework Agreement provides that JD Finance may not engage in the e-commerce business conducted by us from time to time, or the logical extensions thereof, and we are restricted from engaging in financial, financial derivatives and other finance-related business conducted by JD Finance and its subsidiaries from time to time, including consumer finance, supply chain finance, third-party payment, factoring, insurance brokerage and agency, crowdfunding, wealth management, securities brokerage, banking, financial leasing, asset management and credit reference businesses, except for insurance business and certain other permitted shared businesses. Each party may, however, make passive investments in competing businesses which such party does not control.

Corporate Governance Provisions

The Framework Agreement provides that we and JD Finance will mutually agree to recommend one person who JD Finance will nominate as a member of its board of directors.

In addition, prior to our acquisition of the full 40% equity interest (subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance), without the prior written consent of the audit committee of our board, JD Finance will not:

•                  issue any equity securities other than in a qualified IPO, unless the pre-money valuation of JD Finance on a consolidated basis implied by such issuance of equity securities is not less than the valuation of JD Finance implied by its issuance of equity securities to the investors as contemplated under the Framework Agreement;

•                  undertake or consummate, and neither Suqian Linghang nor Suqian Dongtai will otherwise permit, an initial public offering of JD Finance other than a qualified IPO; or

•                  undertake or consummate, and neither Suqian Linghang nor Suqian Dongtai will otherwise permit, any liquidity event of JD Finance involving a related party as a counter-party.

JD Finance Intellectual Property License and Software Technology Services Agreement

Under the terms of the JD Finance IPLA, we  have agreed to license to JD Finance certain intellectual property rights and provide various software technology services to JD Finance.

Under the JD Finance IPLA, we will receive, in addition to a service fee, royalty streams related to JD Finance and its subsidiaries, which we refer to collectively as the profit share payments. The profit share payments will be paid annually and will equal the sum of an expense reimbursement plus 40% of the consolidated pre-tax income of JD Finance on a cumulative basis (subject to certain adjustments). The percentage of the consolidated pre-tax income of JD Finance payable to us in the form of the profit share payments is also subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance.

In addition, if we acquire any equity interest in JD Finance as described above under “—Framework Agreement—Potential Equity Interest,” the profit share payments will be reduced in proportion to such equity issuance and, at or prior to the time of such equity issuance, JD Finance will make a payment to us in consideration for the reduction in profit share payments. This payment by JD Finance will effectively fund our subscription for equity interest of JD Finance, and will result in our acquiring equity interests in JD Finance with effectively no cash impact to us, subject to applicable taxes.

The JD Finance IPLA will terminate (i) after our total equity interest ownership in JD Finance has reached the full 40%, when a qualified IPO of JD Finance occurs; (ii) after a qualified IPO of JD Finance has occurred, when our total equity interest ownership in JD Finance reaches the full 40%, each percentage above being subject to potential dilution as a result of any future equity financings or ESOP pool increases of JD Finance; or (iii) when the liquidity event payment as described above under “—Framework Agreement—Liquidity Event Payment” becomes payable.

Shareholders Agreements and Registration Rights

We entered into our thirteenth amended and restated shareholders agreement on March 10, 2014 with the then-existing shareholders. Pursuant to our thirteenth amended and restated shareholders agreement, we granted certain demand registration rights, piggyback registration rights and F-3 registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares, except those held by Mr. Richard Qiangdong Liu, Max Smart Limited and Mr. Richard Qiangdong Liu’s associate as defined in the agreement.

We have ceased to have any obligation to effect any demand, piggyback or Form F-3 registration since May 28, 2016, the second anniversary after the completion of our initial public offering, except that Huang River Investment Limited has the right to demand on one occasion registration of its shares during the two-year period following March 10, 2017.

Transactions with our Equity Investees

Business Transactions with Shanghai Icson and its subsidiaries, or Shanghai Icson Group.  As part of our transactions with Tencent in March 2014, we acquired a 9.9% stake in Shanghai Icson. In 2014, 2015 and 2016, we provided service and sold goods in a total amount of RMB164.8 million, RMB6.3 thousand and nil, respectively, to Shanghai Icson Group, and in the same periods, we also had purchases and received services from Shanghai Icson Group in a total amount of RMB104.0 million, RMB168.9 million and RMB20.9 million (US$3.0 million), respectively. As we acquired the remaining equity interest in Shanghai Icson from Tencent in April 2016, we have consolidated its financial results since then.

Services Provided and Goods Sold to Staging Finance Holding Ltd. and its subsidiaries, or Staging Finance Group.  Staging Finance Group is an equity investee of us. In 2015 and 2016, we provided services and sold goods to Staging Finance Group in a total amount of RMB1.0 billion and RMB667.5 million (US$96.1 million), respectively. As of December 31, 2016, we had a total amount of RMB95.0 million (US$13.7 million) due from Staging Finance Group.

Services Provided and Goods Sold to China Business Infinite Co., Ltd. and its subsidiaries, or Business Infinite Group.  Business Infinite Group is an equity investee of us. In 2015 and 2016, we provided services and sold goods to Business Infinite Group in a total amount of RMB112.5 million and RMB27.5 million (US$4.0 million), respectively. As of December 31, 2016, we had a total amount of RMB8.6 million (US$1.2 million) due to Business Infinite Group, representing advances from this customer.

Traffic Support, Marketing and Promotion Services Provided to Bitauto and its subsidiaries, or Bitauto Group.  Bitauto Group is an equity investee of us. In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million as consideration for the newly issued ordinary shares of Bitauto. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Bitauto which had a fair value of US$497 million were recorded as deferred revenues and would be recognized as other revenues over the cooperation period of five years on a straight line basis starting from April 2015.  In 2015 and 2016, other revenues in the amount of RMB445.5 million and RMB610.7 million (US$88.0 million) had been recognized, respectively. In June 2016, we subscribed for 2,471,577 of newly issued ordinary shares from Bitauto for a consideration of US$50 million. In August 2016, we and other investors invested in an aggregate of US$550 million in cash in Yixin. As of December 31, 2016, we had a total amount of RMB1,989.1 million (US$286.5 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group.

Traffic Support, Marketing and Promotion Services Provided to Tuniu and its subsidiaries, or Tuniu Group.  Tuniu Group is an equity investee of us. In May 2015, we invested in Tuniu with a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for the newly issued ordinary shares of Tuniu. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Tuniu which had a fair value of US$108 million were recorded as deferred revenues and would be recognized as other revenues over the cooperation period of five years on a straight line basis starting from August 2015. In 2015 and 2016, other revenues in the amount of RMB49.2 million and RMB132.4 million (US$19.1 million) had been recognized, respectively. As of December 31, 2016, we had a total amount of RMB478.6 million (US$68.9 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group. As of December 31, 2016, we had an amount of RMB12.3 million (US$1.8 million) due to Tuniu Group, representing the amount that we collected from customers on behalf of Tuniu Group but had not been transferred to it at the time.

Traffic Support, Marketing and Promotion Services Provided to and Non-compete Obligation with Dada and its subsidiaries, or Dada Group.  Dada Group is an equity investee of us. In April 2016, we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Dada which had a fair value of approximately US$67.0 million were recorded as deferred revenues and would be recognized as other revenues, and the non-compete obligation with Dada Group which had a fair value of approximately US$83.4 million were recorded as other liabilities and would be recognized as other income over a period of seven years on a straight line basis starting from May 2016. In 2016, other revenues in the amount of RMB41.4 million (US$6.0 million) and other income in the amount of RMB53.2 million (US$7.7 million) had been recognized. As of December 31, 2016, we had a total amount of RMB393.5 million (US$56.7 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group and a total amount of RMB523.3 million (US$75.4 million) other liabilities in relation to non-compete obligation with Dada Group.

Business Transactions with Dada and its subsidiaries, or Dada Group. In 2016, we provided services and sold goods to Dada Group in a total amount of RMB124.1 million (US$17.9 million), and in the same period, we also received services from Dada Group in a total amount of RMB136.5 million (US$19.7 million). As of December 31, 2016, we had a total amount of RMB89.0 million (US$12.8 million) due from Dada Group.

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

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary will then pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Trading Price
	High	Low
Annual Highs and Lows
2014 (Since May 22, 2014)	33.10	19.94
2015	38.00	21.55
2016	30.66	19.51
Quarterly Highs and Lows
First Quarter 2015	30.60	22.96
Second Quarter 2015	38.00	29.01
Third Quarter 2015	35.56	21.55
Fourth Quarter 2015	33.48	25.10
First Quarter 2016	30.66	22.14
Second Quarter 2016	30.01	19.51
Third Quarter 2016	27.29	20.04
Fourth Quarter 2016	29.24	23.38
Monthly Highs and Lows
November 2016	31.18	26.53
December 2016	33.48	30.03
January 2017	28.91	25.58
February 2017	31.16	27.88
March 2017	32.47	29.88
April 2017	35.50	31.23

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2016 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

C.                                    Material Contracts

Other than in the ordinary course of business and other than those described under this item, “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

Certain Agreements with Walmart

In June 2016, we entered into a series of agreements with Walmart in relation to our strategic alliance with Walmart. Set forth below is a summary of certain of the agreements.

Share Subscription Agreement.  On June 20, 2016, we entered into a share subscription agreement with Newheight, a wholly-owned subsidiary of Walmart, pursuant to which Newheight subscribed for 144,952,250 of our newly issued Class A ordinary shares, which amounted to approximately 5% of our total outstanding shares as of the date of the agreement. In return, Walmart transferred to us Yihaodian marketplace platform assets, including the Yihaodian brand, websites and mobile apps, and entered into business cooperation arrangements with us.

Investor Rights Agreement.  On June 20, 2016, we entered into an investor rights agreement with Newheight. Pursuant to the investor rights agreement:

•                  Observer right. So long as Newheight and certain other wholly-owned subsidiaries of Walmart hold no less than 289,053,746 shares of our Class A ordinary shares (including ADSs representing Class A ordinary shares), Newheight has the right to designate one of its senior executives to attend all meetings of our board of directors in a non-voting observer capacity;

•                  Registration rights. After the expiration of a period of 60 months following June 20, 2016, Walmart has certain demand registration rights, piggyback registration rights and F-3 registration rights under the investor rights agreement with respect to their registrable securities, including ordinary shares issued under the share subscription agreement;

•                  Preemptive rights with respect to share issuance.  Within the first 24 months after June 20, 2016 (and regardless of Newheight’s percentage of ownership of our share capital) and, after such period, for so long as Newheight holds at least 10% of our then outstanding share capital on a fully diluted basis, if we propose to issue certain new securities, Newheight or a wholly-owned subsidiary of Walmart designated by Newheight has the right to purchase such number of new securities under the same terms and conditions at its election so as to enable Newheight to hold a pro rata portion of the new securities equal to the percentage of our share capital on a fully diluted basis then held by Newheight.

•                  Transfer restrictions. Walmart agreed to certain lock-up, standstill, rights of first refusal and other transfer restrictions provided in the investor rights agreement.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt entities (including private foundations), investors who are not U.S. Holders, investors liable for the alternative minimum tax, investors who acquired their ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors subject to the 3.8% Medicare tax on their net investment income, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this discussion does not address any state, local or non-United States tax considerations (other than the discussion below relating to certain withholding rules and the United States—PRC income tax treaty). Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. U.S. Holders who hold ADSs will be treated as the holder of the underlying ordinary shares represented by those ADSs for US. Federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. The average percentage of a corporation’s assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2016 and in future taxable years.

Subject to the foregoing uncertainties, based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2016 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if such ADSs or ordinary shares are held as capital assets.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holders would not receive the proceeds of those distributions or dispositions.  U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remained listed on NASDAQ and that the ADSs are regularly traded. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded” on a qualified exchange or other market, as defined in applicable Treasury regulations. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

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

Dividends

Any cash distributions (including any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be reported as a “dividend” for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (ii) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the NASDAQ Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2016 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we believe that we would be eligible for the benefits under the Treaty and that we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs.  U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC discussion above, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the sale or other disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. An individual U.S. Holder or other non-corporate U.S. Holder who has held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 4.4% and 7.2% in 2015 and 2016, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As of December 31, 2016, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB18.2 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$1.9 billion.  Assuming we had converted RMB18.2 billion into U.S. dollars at the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016, our U.S. dollar cash balance would have been US$4.5 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$4.2 billion instead. Assuming we had converted US$1.9 billion into RMB at the exchange rate of RMB6.9430 for US$1.00 as of December 31, 2016, our RMB cash balance would have been RMB31.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB32.7 billion instead.

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2016, we received approximately US$11.8 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-193650) in relation to our initial public offering, which became effective on May 21, 2014. In May 2014, we completed our initial public offering in which we issued and sold an aggregate of 83,060,200 ADSs, representing 166,120,400 Class A ordinary shares, resulting in net proceeds to us of approximately US$1.5 billion. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC were the representatives of the underwriters in our initial public offering. The total of underwriting discount and expenses relating to the initial public offering amounted to approximately US$81.8 million.

For the period from May 21, 2014 to December 31, 2016, we fully applied these net proceeds as follows:

•                  approximately US$0.4 billion to expand our fulfillment infrastructure; and

•                  the remainder for general corporate purposes, including funding investments and acquisitions of complementary businesses, assets and technologies.

Item 15.                 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15€ under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report “Internal Control—Integrated Framework(2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016. When our management was assessing the effectiveness of internal control over financial reporting as of December 31, 2016, we had excluded Shanghai Zhiao Yihaodian Technology Co., Ltd., or Shanghai Zhiao, because the business currently operated by Shanghai Zhiao was acquired by us during 2016. The total assets and total revenues of Shanghai Zhiao represent approximately 1% and 1%, respectively, of our consolidated financial statement amounts as of and for the year ended December 31, 2016.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2015		2016
Audit fees(1)	US$	3,746,708	US$	3,871,127
Audit-related fees(2)	—		US$	129,083
All other fees(3)	US$	656,376	US$	304,180

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2015 and 2016, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

In 2016, we had repurchased approximately 31 million ADSs for US$800 million on the open market, at a weighted average price of US$25.75 per ADS. The following table sets forth certain additional information about our repurchases made under this program for each month in the fiscal year ended December 31, 2016:

	Total Number of ADSs Purchased	Average Price Paid per ADS ($)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs ($)
January 1 — January 31, 2016	—	—	—	—
February 1 — February 29, 2016	—	—	—	—
March 1 — March 31, 2016	—	—	—	—
April 1 — April 30, 2016	—	—	—	—
May 1 — May 31, 2016	—	—	—	—
June 1 — June 30, 2016	2,426,336	21.23	2,426,336	948,496,471
July 1 — July 31, 2016	—	—	—	—
August 1 — August 31, 2016	1,940,204	25.69	1,940,204	898,661,748
September 1 — September 30, 2016	21,596,071	26.23	21,596,071	332,188,087
October 1 — October 31, 2016	2,471,503	26.01	2,471,503	267,897,194
November 1 — November 30, 2016	2,631,670	25.80	2,631,670	200,000,000
December 1 — December 31, 2016	—	—	—	—
Total	31,065,784	25.75	31,065,784	200,000,000

As part of the ongoing share repurchase program and in order to lower the average cost of repurchasing our ADSs, we entered into structured repurchase agreements involving the use of capped call options for the purchase of our ADSs. We paid a fixed sum of cash upon execution of the agreements. Upon expiration of the agreements, if the closing market price of our ADSs is at or above the pre-determined price, or the Strike Price, we will have our initial investment returned with a premium in either cash or ADSs at our election. If the closing market price is below the Strike Price, we will receive the number of ADSs specified in the agreements. During the year ended December 31, 2016, the aggregate price that we paid to enter into these agreements was US$300 million. For those agreements that settled during the year ended December 31, 2016, we received approximately US$216 million of cash. As of December 31, 2016, we had US$100 million prepaid amount outstanding for the capped call options, which has been settled in cash in the first quarter of 2017 for approximately US$107 million.

As of February 28, 2017, we had repurchased approximately 31 million ADSs, and the total price as adjusted by approximately US$23 million gains from settlements in cash related to the structured share repurchase agreements was approximately US$777 million.

Item 16F.              Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.             Corporate Governance

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2016. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval.

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
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.3

Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

2.4

Thirteenth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated March 10, 2014 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.5

Form of Indenture between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-210795) filed with the Securities and Exchange Commission on April 18, 2016)

2.6

First Supplemental Indenture dated April 29, 2016 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on April 29, 2016)

2.7	Form of 3.125% Notes Due 2021 (included in Exhibit 2.6)
2.8	Form of 3.875% Notes Due 2026 (included in Exhibit 2.6)
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-200450), as amended, initially filed with the Securities and Exchange Commission on November 21, 2014)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4*

English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016

4.5*

English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016

4.6*	English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016
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
4.10*

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016

4.11*

English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016

4.12*	English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016

4.13*

English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016

4.14*	English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016
4.15

English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.16

English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.17*

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016

4.18*

English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016

4.19

Strategic Cooperation Agreement by and between the Registrant and Tencent Holdings Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.20

Subscription Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 99.2 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26, 2015)

4.21

English translation of Business Cooperation Agreement between the Registrant and Bitauto Holdings Limited, dated January 9, 2015 (incorporated herein by reference to Exhibit 99.3 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26, 2015)

4.22

Amended and Restated Investor Rights Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016 (incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A (File No. 005-85981) filed with the Securities and Exchange Commission on June 21, 2016)

4.23*

English translation of Executed Form of the Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.24*	English translation of Executed Form of the Power of Attorney by the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect
4.25*

English translation of Executed Form of the Exclusive Technology Consulting and Service Agreement between a wholly-owned subsidiary of the Registrant and a Chinese variable interest entity of the Registrant, as currently in effect

4.26*

English translation of Executed Form of the Business Operations Agreement between a wholly-owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

Exhibit Number	Description of Document
4.27*

English translation of Executed Form of the Exclusive Purchase Option Agreement between a wholly-owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.28*

English translation of Executed Form of the Loan Agreement between a wholly-owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.29*

English translation of Executed Form of the Termination Agreement between a wholly-owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the former shareholders of a Chinese variable interest entity, as currently in effect

4.30

English translation of Executed Form of the Subscription Agreement between a Chinese variable interest entity of the Registrant and Yonghui, dated August 7, 2015 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

4.31

English translation of Subscription Agreement of Beijing Jingdong Shangboguangyi Investment Management Co., Ltd. by and among Beijing Jingdong Shangboguangyi Investment Management Co., Ltd., the investors and other parties listed therein, dated January 8, 2016 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

4.32

English translation of Executed Form of Commitment by the investors relating to investment in Beijing Jingdong Shangboguangyi Investment Management Co., Ltd., dated January 2016 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

4.33

Share Purchase Agreement by and among the Registrant, Dada Nexus Limited and other parties listed therein, dated April 15, 2016 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

4.34*	Subscription Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016
4.35*	Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016
4.36*	Framework Agreement by and among the Registrant, Beijing Jingdong Financial Technology Holding Co., Ltd. and other parties listed therein, dated March 1, 2017
4.37*	Intellectual Property License and Software Technology Services Agreement between the Registrant and Beijing Jingdong Financial Technology Holding Co., Ltd., dated March 1, 2017

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
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

Date:  May 1, 2017

JD.com, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JD.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of JD.com, Inc. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2016 and 2015). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Shanghai Zhiao Yihaodian Technology Co., Ltd (“Shanghai Zhiao”) from its assessment of internal control over financial reporting as of December 31, 2016 because the business currently operated by Shanghai Zhiao was acquired by the Company during 2016. We have also excluded Shanghai Zhiao from our audit of internal control over financial reporting.  The total assets and total revenues of Shanghai Zhiao represent 1% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

May 1, 2017

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2015	2016
	RMB	RMB	US$ Note 2(h)
ASSETS
Current assets
Cash and cash equivalents	17,863,868	19,771,695	2,847,716
Restricted cash	2,114,913	4,391,955	632,573
Short-term investments	2,780,482	7,173,626	1,033,217
Investment securities	—	723,449	104,198
Accounts receivable, net	8,193,665	17,464,408	2,515,398
Advance to suppliers	927,177	1,423,736	205,061
Inventories, net	20,539,543	28,909,438	4,163,825
Loan receivables, net	3,698,488	12,697,915	1,828,880
Other investments	—	10,766,920	1,550,759
Prepayments and other current assets	1,486,441	2,198,906	316,707
Amount due from related parties	863,516	1,410,050	203,089
Total current assets	58,468,093	106,932,098	15,401,423
Non-current assets
Property, equipment and software, net	6,233,106	7,397,029	1,065,394
Construction in progress	1,266,992	1,992,123	286,925
Intangible assets, net	5,263,983	8,454,297	1,217,672
Land use rights, net	1,928,192	2,447,511	352,515
Goodwill	29,050	6,541,668	942,196
Investment in equity investees	8,713,219	15,235,020	2,194,300
Investment securities	1,005,831	1,060,632	152,763
Other investments	—	6,997,425	1,007,839
Other non-current assets	2,106,673	3,315,715	477,562
Total non-current assets	26,547,046	53,441,420	7,697,166
Total assets	85,015,139	160,373,518	23,098,589

LIABILITIES

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB6,313,410 and RMB33,441,909 as of December 31, 2015 and 2016 respectively. Note 1)

Short-term borrowings	3,040,209	8,333,317	1,200,247
Nonrecourse securitization debt	579,843	9,389,213	1,352,328
Accounts payable	29,819,341	43,988,087	6,335,602
Advance from customers	7,173,885	11,632,766	1,675,467
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB754,626 and RMB818,805 as of December 31, 2015 and 2016, respectively)	983,721	1,221,865	175,986
Taxes payable	103,211	575,848	82,939
Amount due to related parties	104,726	167,655	24,147
Accrued expenses and other current liabilities(including amounts in relation to non-compete obligation to related party of nil and RMB82,626 as of December 31, 2015 and 2016, respectively)	7,178,065	29,431,484	4,239,015
Total current liabilities	48,983,001	104,740,235	15,085,731
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of 2,515,603 and RMB2,127,900 as of December 31, 2015 and 2016, respectively)	2,556,345	2,156,835	310,649
Nonrecourse securitization debt	2,753,699	4,077,627	587,300
Unsecured senior notes	—	6,831,012	983,870
Deferred tax liabilities	1,228	907,356	130,686
Other non-current liabilities (related to non-compete obligation to related party of nil and RMB440,670 as of December 31, 2015 and 2016, respectively)	—	440,670	63,470
Total non-current liabilities	5,311,272	14,413,500	2,075,975
Total liabilities	54,294,273	119,153,735	17,161,706

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2015	2016
	RMB	RMB	US$ Note 2(h)
Commitments and contingencies (Note 30)

MEZZANINE EQUITY
Redeemable non-controlling interests (Note 19)	—	7,056,921	1,016,408

SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,313,578,195 Class A ordinary shares issued and 2,287,701,055 outstanding, 480,178,455 Class B ordinary shares issued and 454,289,431 outstanding as of December 31, 2015; 2,467,134,904 Class A ordinary shares issued and 2,384,954,010 outstanding, 471,573,995 Class B ordinary shares issued and 451,490,387 outstanding as of December 31, 2016.)	358	377	54
Additional paid-in capital	48,393,126	59,258,417	8,534,987
Statutory reserves	55,560	132,938	19,147
Treasury stock	(3)	(5,181,880)	(746,346)
Accumulated deficit	(18,420,834)	(21,860,345)	(3,148,545)
Accumulated other comprehensive income	554,826	1,543,393	222,295
Total JD.com, Inc. shareholders’ equity	30,583,033	33,892,900	4,881,592
Non-controlling interests	137,833	269,962	38,883
Total shareholders’ equity	30,720,866	34,162,862	4,920,475
Total liabilities, mezzanine equity and shareholders’ equity	85,015,139	160,373,518	23,098,589

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				Note 2(h)
Net revenues
Online direct sales	108,549,258	167,720,984	237,701,986	34,236,207
Services and others	6,453,059	13,554,441	22,419,659	3,229,103
Total net revenues	115,002,317	181,275,425	260,121,645	37,465,310
Operating expenses
Cost of revenues	(101,631,443)	(157,008,329)	(220,698,727)	(31,787,228)
Fulfillment	(8,067,048)	(13,920,988)	(20,950,501)	(3,017,500)
Marketing	(4,010,280)	(7,736,172)	(10,573,024)	(1,522,832)
Technology and content	(1,835,919)	(3,453,804)	(5,380,907)	(775,012)
General and administrative	(5,260,064)	(2,876,989)	(4,663,383)	(671,667)
Impairment of goodwill and intangible assets	—	(2,750,129)	—	—
Total operating expenses	(120,804,754)	(187,746,411)	(262,266,542)	(37,774,239)
Loss from operations	(5,802,437)	(6,470,986)	(2,144,897)	(308,929)
Other income/(expense)
Share of results of equity investees	—	(2,852,677)	(2,785,343)	(401,173)
Interest income	637,641	414,999	481,618	69,367
Interest expense	(28,825)	(82,507)	(259,657)	(37,398)
Others, net	216,587	(140,597)	1,474,055	212,308
Loss before tax	(4,977,034)	(9,131,768)	(3,234,224)	(465,825)
Income tax benefits/(expenses)	(19,324)	14,262	(179,500)	(25,853)
Net loss	(4,996,358)	(9,117,506)	(3,413,724)	(491,678)
Net loss attributable to non-controlling interests shareholders	—	(9,566)	(51,591)	(7,431)
Net income attributable to mezzanine classified non-controlling interests shareholders	—	—	444,657	64,044
Net loss attributable to JD.com, Inc.	(4,996,358)	(9,107,940)	(3,806,790)	(548,291)
Preferred shares redemption value accretion	(7,957,640)	—	—	—
Net loss attributable to ordinary shareholders	(12,953,998)	(9,107,940)	(3,806,790)	(548,291)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				Note 2(h)
Net loss	(4,996,358)	(9,117,506)	(3,413,724)	(491,678)
Other comprehensive loss:
Foreign currency translation adjustments	(121,612)	954,787	943,616	135,909
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains/(losses), nil of tax	71,286	(238,852)	(78,792)	(11,349)
Reclassification adjustment for (gains)/losses recorded in net income, nil of tax	(57,181)	216,230	123,743	17,823
Net unrealized gains/(losses) on available-for-sale securities	14,105	(22,622)	44,951	6,474
Total other comprehensive income/(loss)	(107,507)	932,165	988,567	142,383
Total comprehensive loss	(5,103,865)	(8,185,341)	(2,425,157)	(349,295)
Total comprehensive loss attributable to non-controlling interests shareholders	—	(8,352)	(51,591)	(7,431)
Total comprehensive income attributable to mezzanine classified non-controlling interests shareholders	—	—	444,657	64,044
Total comprehensive loss attributable to JD.com, Inc.	(5,103,865)	(8,176,989)	(2,818,223)	(405,908)

Net loss per share
Basic	(5.35)	(3.33)	(1.36)	(0.20)
Diluted	(5.35)	(3.33)	(1.36)	(0.20)
Weighted average number of shares
Basic	2,419,668,247	2,735,034,034	2,804,767,889	2,804,767,889
Diluted	2,419,668,247	2,735,034,034	2,804,767,889	2,804,767,889

Share-based compensation expenses included in:
Fulfillment	(128,623)	(184,733)	(387,073)	(55,750)
Marketing	(23,570)	(50,091)	(97,604)	(14,058)
Technology and content	(79,469)	(234,165)	(554,859)	(79,916)
General and administrative	(4,017,886)	(724,956)	(1,304,249)	(187,851)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				Note 2(h)
Cash flows from operating activities:
Net loss	(4,996,358)	(9,117,506)	(3,413,724)	(491,678)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,650,533	2,619,061	3,633,346	523,311
Share-based compensation	4,249,548	1,193,945	2,343,785	337,575
Allowance for doubtful accounts	74,332	420,750	867,233	124,908
Loss from disposal of property, equipment and software	26,043	7,714	18,478	2,661
Deferred income tax	(4,169)	(42,584)	(34,782)	(5,010)
Amortization of discounts and issuance costs of the unsecured senior notes	—	—	8,622	1,242
Impairment of goodwill and intangible assets	—	2,750,129	—	—
Impairment of investments accounted for under cost method and available-for-sale securities	—	611,108	637,583	91,831
Gain from business and investment disposals	—	(1,507)	(1,232,853)	(177,568)
Share of results of equity investees	(638)	2,852,677	2,785,343	401,173
Foreign exchange losses	28,980	57,395	146,354	21,079
Changes in operating assets and liabilities:
Accounts receivable	(1,861,364)	(6,167,483)	(9,697,221)	(1,396,690)
Restricted cash	(689,499)	(1,076,628)	526,646	75,853
Inventories	(5,804,688)	(8,348,700)	(8,369,883)	(1,205,514)
Loan receivables	5,430	(26,699)	(74,458)	(10,724)
Investment securities	—	—	(3,703)	(533)
Advance to suppliers	(160,203)	(18,010)	(487,320)	(70,189)
Prepayments and other current assets	(1,210,697)	252,397	(533,596)	(76,854)
Other investments	—	—	(252,223)	(36,328)
Amount due from related parties	(412,314)	(402,795)	(481,774)	(69,390)
Other non-current assets	(66,485)	(1,170,454)	169,144	24,362
Accounts payable	4,902,844	13,113,084	13,693,690	1,972,302
Advance from customers	2,611,035	2,507,225	4,454,299	641,552
Deferred revenues	(65,725)	(461,270)	(707,966)	(101,969)
Taxes payable	(42,615)	(132,949)	494,438	71,214
Accrued expenses and other current liabilities	2,988,499	2,207,476	4,247,921	611,828
Amount due to related parties	67,412	69,946	29,638	4,269
Net cash provided by operating activities	1,289,901	1,696,322	8,767,017	1,262,713

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				Note 2(h)
Cash flows from investing activities:
Purchase of short-term investments	(19,104,408)	(5,022,000)	(16,969,213)	(2,444,075)
Maturity of short-term investments	7,853,607	16,625,621	12,738,475	1,834,722
Changes of deposits for capital verification	545,000	—	—	—
Purchases of investment securities	(421,133)	(1,139,386)	(1,116,200)	(160,766)
Cash received from disposal of investment securities	—	—	361,893	52,123
Purchase of other investments	—	—	(24,165,716)	(3,480,587)
Maturity of other investments	—	—	6,703,594	965,518
Prepayments and investments in equity investees	(434,585)	(7,156,789)	(7,660,513)	(1,103,343)
Cash received from disposal of equity investment	—	—	34,558	4,977
Changes in restricted cash	—	—	(2,803,688)	(403,815)
Cash paid for loan originations	(662,511)	(10,784,220)	(45,152,496)	(6,503,312)
Cash received from loan repayments	387,626	7,276,347	34,836,743	5,017,536
Purchase of property, equipment and software	(1,424,534)	(2,826,830)	(2,372,035)	(341,644)
Cash paid for construction in progress	(1,036,513)	(1,540,615)	(1,359,364)	(195,789)
Purchase of intangible assets	(17,935)	(6,556)	(50,438)	(7,265)
Purchase of land use rights	(423,084)	(925,758)	(678,328)	(97,700)
Cash received from/(paid for) business combination, net of cash acquired (Note 7)	1,260,337	(290,339)	(615,849)	(88,701)
Net cash used in investing activities	(13,478,133)	(5,790,525)	(48,268,577)	(6,952,121)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				Note 2(h)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	17,447,653	—	—	—
Repurchase of ordinary shares	—	—	(5,338,274)	(768,871)
Purchase of capped call options	—	—	(2,007,100)	(289,083)
Proceeds from settlement of capped call options	—	—	1,463,218	210,747
Proceeds from issuance of ordinary shares pursuant to stock plans	—	75,713	82,396	11,867
Proceeds from issuance of redeemable preferred shares of JD Finance	—	—	6,612,264	952,364
Capital injection from non-controlling interest shareholders	—	146,185	177,800	25,609
Proceeds from short-term borrowings	1,890,771	4,871,004	18,443,370	2,656,398
Repayment of short-term borrowings	(946,396)	(3,726,171)	(13,150,262)	(1,894,032)
Proceeds from unsecured senior notes, net of discount and debt issuance costs	—	—	6,355,969	915,450
Proceeds from nonrecourse securitization debt	—	3,333,542	11,053,808	1,592,080
Repayment of nonrecourse securitization debt	—	—	(920,510)	(132,581)
Proceeds from sales of financial products	—	—	25,451,427	3,665,768
Redemption of financial products	—	—	(7,524,635)	(1,083,773)
Net cash provided by financing activities	18,392,028	4,700,273	40,699,471	5,861,943

Effect of exchange rate changes on cash and cash equivalents	(101,484)	343,147	709,916	102,249
Net increase in cash and cash equivalents	6,102,312	949,217	1,907,827	274,784
Cash and cash equivalents at beginning of year	10,812,339	16,914,651	17,863,868	2,572,932
Cash and cash equivalents at end of year	16,914,651	17,863,868	19,771,695	2,847,716

Supplemental cash flow disclosures:
Cash paid for income taxes	(9,807)	(23,219)	(113,087)	(16,288)
Cash paid for interest	(27,268)	(62,396)	(729,735)	(105,104)

Supplemental disclosures of non-cash investing and financing activities:
Conversion of preferred shares to ordinary shares	15,474,994	—	—	—
Issuance of ordinary shares in connection with Tencent Transactions, net	11,644,310	—	—	—
Issuance of ordinary shares in connection with Walmart Transactions, net	—	—	9,592,258	1,381,573
Certain time deposits pledged for short-term bank loan	2,000,000	—	—	—
Equity investments obtained through commitment of future services and contribution of certain business	—	3,838,933	2,268,342	326,709

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(All amounts in thousands, except for share and per share data)

											Accumulated
					Series A and A-1 convertible		Series B convertible				other			Total
	Ordinary shares		Treasury stock		preferred shares		preferred shares		Additional	Statutory	comprehensive	Accumulated	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	reserves	income/(loss)	deficit	interests	equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2013	1,502,933,134	199	(39,279,042)	—	191,894,000	255,850	59,539,244	88,241	6,251,869	2,648	(268,618)	(4,263,624)	—	2,066,565
Issuance of ordinary shares	657,292,997	80	—	—	—	—	—	—	29,091,883	—	—	—	—	29,091,963
Issuance of Class A ordinary shares reserved for future exercise of share-based awards	30,000,000	4	(30,000,000)	(4)	—	—	—	—	—	—	—	—	—	—
Preferred shares redemption value accretion	—	—	—	—	—	—	—	—	(7,957,640)	—	—	—	—	(7,957,640)
Conversion of series A and A-1 preferred shares to Class A ordinary shares	191,894,000	24	—	—	(191,894,000)	(255,850)	—	—	255,826	—	—	—	—	—
Conversion of series B preferred shares to Class A ordinary shares	59,539,244	7	—	—	—	—	(59,539,244)	(88,241)	88,234	—	—	—	—	—
Conversion of series C preferred shares to Class A ordinary shares	258,316,305	32	—	—	—	—	—	—	15,130,871	—	—	—	—	15,130,903
Exercise of share-based awards	—	—	849,844	—	—	—	—	—	20,593	—	—	—	—	20,593
Share-based compensation and vesting of share-based awards	93,780,970	12	6,390,905	—	—	—	—	—	4,249,536	—	—	—	—	4,249,548
Net loss	—	—	—	—	—	—	—	—	—	—	—	(4,996,358)	—	(4,996,358)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(121,612)	—	—	(121,612)
Net change in unrealized gains on available for sale securities	—	—	—	—	—	—	—	—	—	—	14,105	—	—	14,105
Statutory reserves	—	—	—	—	—	—	—	—	—	12,361	—	(12,361)	—	—
Balance as of December 31, 2014	2,793,756,650	358	(62,038,293)	(4)	—	—	—	—	47,131,172	15,009	(376,125)	(9,272,343)	—	37,498,067
Exercise of share-based awards	—	—	2,694,404	1	—	—	—	—	68,009	—	—	—	—	68,010
Share-based compensation and vesting of share-based awards	—	—	7,577,725	—	—	—	—	—	1,193,945	—	—	—	—	1,193,945
Net loss	—	—	—	—	—	—	—	—	—	—	—	(9,107,940)	(9,566)	(9,117,506)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	953,573	—	1,214	954,787
Net change in unrealized losses on available for sale securities	—	—	—	—	—	—	—	—	—	—	(22,622)	—	—	(22,622)
Statutory reserves	—	—	—	—	—	—	—	—	—	40,551	—	(40,551)	—	—
Capital injection from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	—	—	146,185	146,185
Balance as of December 31, 2015	2,793,756,650	358	(51,766,164)	(3)	—	—	—	—	48,393,126	55,560	554,826	(18,420,834)	137,833	30,720,866
Issuance of ordinary shares	144,952,250	19	—	—	—	—	—	—	9,592,239	—	—	—	—	9,592,258
Repurchase of ordinary shares	—	—	(62,131,568)	(5,338,276)	—	—	—	—	(543,880)	—	—	—	—	(5,882,156)
Surrender of ordinary shares by certain shareholder	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	—	—	(444,657)	—	—	—	—	(444,657)
Exercise of share-based awards	—	—	2,820,648	77,496	—	—	—	—	(3,293)	—	—	—	—	74,203
Share-based compensation and vesting of share-based awards	—	—	8,812,582	78,903	—	—	—	—	2,264,882	—	—	—	—	2,343,785
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,362,133)	(51,591)	(3,413,724)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	943,616	—	—	943,616
Net change in unrealized gains on available for sale securities	—	—	—	—	—	—	—	—	—	—	44,951	—	—	44,951
Statutory reserves	—	—	—	—	—	—	—	—	—	77,378	—	(77,378)	—	—
Capital injection from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	—	—	183,720	183,720
Balance as of December 31, 2016	2,938,708,899	377	(102,264,502)	(5,181,880)	—	—	—	—	59,258,417	132,938	1,543,393	(21,860,345)	269,962	34,162,862

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization

JD.com, Inc. (the “Company”), through its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) serves consumers through its retail websites, mainly www.jd.com, and focuses on selection, price and convenience, offers programs that enable third party sellers to sell their products on its websites and to fulfill the orders either by the sellers or through the Group (known as “online marketplace”), and also offers financial services to its suppliers, third party sellers and qualified individual customers through the Group’s finance business (“JD Finance”). The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

As of December 31, 2016, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Equity interest held	Place and Date of incorporation or date of acquisition
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Guangzhou Jingdong Trading Co., Ltd.	100%	Guangzhou, China, July 2007
Shanghai Yuanmai Trading Co., Ltd.	100%	Shanghai, China, August 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Chengdu Jingdong Century Trading Co., Ltd. (“Chengdu Century”)	100%	Chengdu, China, December 2009
Beijing Jingdong Century Information Technology Co., Ltd.	100%	Beijing, China, September 2010
Wuhan Jingdong Century Trading Co., Ltd.	100%	Wuhan, China, February 2011
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	100%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Shenyang Jingdong Century Trading Co., Ltd.	100%	Shenyang, China, January 2012
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited(“JD International”)	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Tianjin Star East Co., Ltd.	100%	Tianjin, China, April 2012
Beijing Jingbangda Trade Co., Ltd.	100%	Beijing, China, August 2012
Shanghai Jinghui Microcredit Co., Ltd.	100%	Shanghai, China, December 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
Beijing Jinghui Microcredit Co., Ltd.	100%	Beijing, China, September 2014

Place and Date of incorporation or date of acquisition
VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)	Beijing, China, April 2007
Fortune Rising Holdings Ltd. (“Fortune Rising”)	British Virgin Islands, May 2008
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)	Jiangsu, China, September 2010
Suqian Limao Donghong Investment Management Co., Ltd. (“Suqian Limao”)	Jiangsu, China, December 2015

VIEs’ Subsidiaries
Beijing Jingdong Financial Technology Holding Co., Ltd. (formerly known as Beijing Jingdong Shangboguangyi Investment Management Co., Ltd. )	Beijing, China, September 2012
Chinabank Payment Business Services Co., Ltd. (“Chinabank Payment”)	Beijing, China, Acquired in October 2012
Chinabank Payment Technology Co., Ltd. (“Chinabank Payment Technology”)	Beijing, China, Acquired in October 2012
Shanghai Banghui Commercial Factoring Co., Ltd.	Shanghai, China, June 2013

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

• Organization

The Company was incorporated in the British Virgin Islands (“BVI”) in November 2006 and was re-domiciled in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.

In April 2007 and April 2011, the Company established Jingdong Century and Shanghai Shengdayuan as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010 and December 2015, Jingdong 360, Jiangsu Yuanzhou and Suqian Limao were incorporated in the PRC, respectively. The paid-in capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360 and Jiangsu Yuanzhou became VIEs of Jingdong Century and Suqian Limao became a VIE of a certain wholly owned subsidiary of Shanghai Shengdayuan. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360 and Jiangsu Yuanzhou, and the wholly owned subsidiary of Shanghai Shengdayuan became the primary beneficiary of Suqian Limao. In December 2016, the original Suqian Limao agreements were terminated, and concurrently, a certain wholly owned subsidiary of JD International entered into a series of contractual arrangements with Suqian Limao and its shareholders, which substantially similar to the original Suqian Limao agreements. Consequently, the wholly owned subsidiary of JD International became the primary beneficiary of Suqian Limao.

In May 2008, Fortune Rising, a BVI incorporated company and a consolidated variable interest entity of the Group, was established by the Group to facilitate the adoption of the Company’s stock incentive plans.

• Variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreements and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the VIEs and their Nominee Shareholders:

• Loan agreements

Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiaries have granted interest-free loans to the relevant Nominee Shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. The loans for initial and subsequent capital injections are eliminated with the capital of the relevant VIEs during consolidation. The Group’s relevant PRC subsidiaries can require the Nominee Shareholders to settle the loan amount with the equity interests of relevant VIEs, subject to any applicable PRC laws, rules and regulations. The loan agreements are renewable upon expiration.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

• Exclusive purchase option agreements

The Nominee Shareholders of the VIEs have granted the Group’s relevant PRC subsidiaries the exclusive and irrevocable right to purchase from the Nominee Shareholders, to the extent permitted under PRC laws and regulations, part or all of the equity interests in these entities for a purchase price equal to the lowest price permitted by PRC laws and regulations. The Group’s relevant PRC subsidiaries may exercise such option at any time. In addition, the VIEs and their Nominee Shareholders have agreed that without prior written consent of the Group’s relevant PRC subsidiaries, they will not transfer or otherwise dispose the equity interests or declare any dividend.

• Exclusive technology consulting and services agreements

The Group’s relevant PRC subsidiaries and relevant VIEs entered into exclusive technology consulting and services agreements under which relevant VIEs engage the Group’s relevant PRC subsidiaries as their exclusive provider of technical platform and technical support, maintenance and other services. The VIEs shall pay to the Group’s relevant PRC subsidiaries service fees determined based on the volume and market price of the service provided. The Group’s relevant PRC subsidiaries exclusively own any intellectual property arising from the performance of the agreements. During the term of the agreements, the relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of the Group’s relevant PRC subsidiaries.

• Intellectual property rights license agreement

Pursuant to the intellectual property rights license agreement, Jingdong Century has granted Jingdong 360 non-exclusive rights to use certain software products, trademarks, website, copyrights, and domain names developed or owned by Jingdong Century within the scope of internet information service operation of Jingdong 360 and in the territory of PRC. Jingdong 360 has agreed to pay license fees to Jingdong Century and the amount of the license fee is at least RMB10 per year, subject to annual evaluation and adjustment.

• Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in relevant VIEs to the Group’s relevant PRC subsidiaries as collateral for all of their payments due to the Group’s relevant PRC subsidiaries and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Group’s relevant PRC subsidiaries without the Group’s relevant PRC subsidiaries’ preapproval. The Group’s relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the Group’s relevant PRC subsidiaries as the pledgee, will be entitled to request immediate repayment of the loans or to dispose of the pledged equity interests through transfer or assignment. The equity pledge agreements will expire on the second anniversary of the date when the Nominee Shareholders have completed all their obligations under the above agreements unless otherwise terminated earlier by the Group’s relevant PRC subsidiaries.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

• Power of attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed any person designated by the Group’s relevant PRC subsidiaries as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general manager of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continues to be shareholders of the VIEs. Each Nominee Shareholders has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.

• Business cooperation agreement

Pursuant to the business cooperation agreement, Jingdong 360 has agreed to provide to Jingdong Century and Shanghai Shengdayuan services, including operating the Group’s website, posting Jingdong Century’s and Shanghai Shengdayuan’s product and service information on the website, transmitting the users’ order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360’s operating costs incurred in the previous quarter, but in no event more than RMB20 per quarter.

• Business operation agreements

Pursuant to the business operation agreements, the relevant Nominee Shareholders of the VIEs must appoint the candidates nominated by the Group’s relevant PRC subsidiaries to be the directors on their board of directors in accordance with applicable laws and the articles of association of VIEs, and must cause the persons recommended by the Group’s relevant PRC subsidiaries to be appointed as their general manager, chief financial officer and other senior executives.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

• Risks in relations to the VIE structure

In the opinion of management, the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The Nominee Shareholders are also shareholders or nominees of shareholders of the Group and therefore have no current interest in seeking to act contrary to the Contractual Arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Group’s Contractual Arrangements, which could limit the Group’s ability to enforce these Contractual Arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the Contractual Arrangements. The Group’s ability to control the VIEs also depends on the power of attorney the Group’s relevant PRC subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the Contractual Arrangements with the VIEs through which the Group conducts its business in PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

• revoke or refuse to grant or renew the Group’s business and operating licenses;

• restrict or prohibit related party transactions between the Group’s relevant PRC subsidiaries and their subsidiaries, the VIEs;

• impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

• require the Group to alter the corporate structure operations; and

• restrict or prohibit the Group’s ability to finance its operations.

The imposition of any of these government actions could result in a material adverse effect on the Group’s ability to conduct its operations. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual agreements with the Group. These agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the Contractual Agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the Contractual Agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the Contractual Arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2015	2016
	RMB	RMB
Total assets	12,369,251	46,480,948
Total liabilities	12,705,021	40,938,812

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Total net revenues	3,431,134	4,637,086	8,443,868
Net loss	(41,228)	(293,862)	(1,033,348)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net cash provided by operating activities	1,450,744	1,394,182	693,572
Net cash used in investing activities	(494,633)	(169,549)	(32,808,451)
Net cash provided by financing activities	438,891	610,194	32,462,465
Net increase in cash and cash equivalents	1,395,002	1,834,827	347,586
Cash and cash equivalents at beginning of year	333,378	1,728,380	3,563,207
Cash and cash equivalents at end of year	1,728,380	3,563,207	3,910,793

As of December 31, 2015 and 2016, the total assets of the Group’s VIEs and VIEs’ subsidiaries were mainly consisting of cash and cash equivalents, accounts receivable, inventories, prepayments and other current assets, other investments, loan receivables, investment securities, investment in equity investees, property, equipment and software and intangible assets. As of December 31, 2015 and 2016, the total liabilities of the VIEs and VIEs’ subsidiaries were mainly consisting of short-term borrowings, accounts payable, advance from customers, accrued expenses and other current liabilities and liabilities to the Group’s other subsidiaries. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

In January 2016, JD Finance issued ordinary shares with preferential rights to certain investors for a RMB6,650,000 financing, such shares were classified as mezzanine equity since they are contingently redeemable (see Note 19). As of December 31, 2016, the balance of mezzanine equity of the Group’s VIEs and VIEs’ subsidiaries were RMB7,056,921. The redemption value accretion of the mezzanine equity was RMB444,657 for the year ended December 31, 2016.

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can have assets transferred out of the Group’s VIEs and VIEs’ subsidiaries. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the Group’s VIEs and VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group’s VIEs amounting to RMB307,432 as of December 31, 2016. As the Group’s VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s VIEs and VIEs’ subsidiaries. The total shareholders’ deficit of the Group’s VIEs and VIEs’ subsidiaries was RMB335,770 and RMB1,514,785 as of December 31, 2015 and 2016, respectively.

Currently there is no contractual arrangement that could require the Group’s relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s VIEs and VIEs’ subsidiaries. As the Group is conducting certain businesses in the PRC through the VIEs and VIEs’ subsidiaries, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE where the Group or any subsidiary has a variable interest but is not the primary beneficiary.

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

c.               Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation to facilitate comparison. As the JD Finance has changed from supporting the overall JD platform to an independently operated and self-funded business, accounts receivables from consumer financing provided by JD Finance to consumers in marketplace are mainly for investment purpose and are reclassified to loan receivables. Accordingly, accounts receivable balance of RMB1,314,619 as of December 31, 2015 has been reclassified to conform to the current period financial statement presentation. Cash flows resulted from loan receivables are reclassified from operating activities in cash flows to investing activities in cash flows with the amount of RMB274,885 and RMB3,507,873 for the years ended December 31, 2014 and 2015, respectively.

d.              Revision of previously issued financial statements

The Company adjusted its financial statements as of and for the year ended December 31, 2015 to reflect a correction to the Company’s foreign currency translation treatment over investments under equity method of accounting and deferred revenue resulting from the acquisition of equity method investments. Pursuant to ASC 830-10-15-3, the translation principle for consolidation should be applied to equity method investments as the equity method is an extension of consolidation.  The Company determined that, in the previously issued financial statements, the foreign currency translation treatment on the basis difference and deferred revenue balances arising from the acquisition of certain equity method investments had not been following the same method as those for consolidated foreign subsidiaries, accordingly, an adjustment is made to reflect the correction. This adjustment was not material to the previously issued financial statements as of and for the year ended December 31, 2015.

The following table presents the summary information of the revision:

	Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2015
	As reported	As revised	Revision
	RMB	RMB	RMB
Net revenues	181,286,955	181,275,425	(11,530)
Share of results of equity investees	(3,134,283)	(2,852,677)	281,606
Net loss	(9,387,582)	(9,117,506)	270,076
Net loss per share - basic	(3.43)	(3.33)	0.10
Net loss per share - diluted	(3.43)	(3.33)	0.10

	Consolidated Balance Sheets as of December 31, 2015
	As reported	As revised	Revision
	RMB	RMB	RMB
Investment in equity investees	8,864,249	8,713,219	(151,030)
Deferred revenues - current	1,028,350	983,721	(44,629)
Deferred revenues - non-current	2,705,164	2,556,345	(148,819)
Accumulated deficit	(18,690,910)	(18,420,834)	270,076
Accumulated other comprehensive income	782,484	554,826	(227,658)

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

e.               Non-controlling interests

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

f.                 Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, sales returns, vendor and customer incentives, the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of other investments, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts, inventory reserve for excess and obsolete inventories, lower of cost and market value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

g.              Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands (“BVI”), Hong Kong (“HK”), Singapore and The United States of America is the United States dollars (“US$”). The functional currency of the Group’s entities incorporated in The Republic of Indonesia is the Indonesian rupiah(“IDR”). The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the Consolidated Statements of Operations and Comprehensive Loss. Total exchange losses were RMB28,980, RMB57,395 and RMB146,354 for the years ended December 31, 2014, 2015 and 2016, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a loss of RMB121,612, a gain of RMB954,787 and a gain of RMB943,616 for the years ended December 31, 2014, 2015 and 2016 respectively.

h.              Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9430, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

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

j.                 Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents (a) security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee; and (b) time deposits that are pledged for short-term bank loans; (c) security deposits held in designated bank accounts related to payment service; (d) security deposits held in designated bank accounts related to prepaid cards issued to the customers.

k.              Short-term investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. The Group classifies the wealth management products as “available-for-sale” securities. These investments are recorded at fair market value with the unrealized gains or losses recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Realized gains are reflected as a component of interest income.

In addition, short-term investments are also comprised of time deposits placed with banks with original maturities longer than three months but less than one year.

l.                 Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable are likely to be unrecoverable. A majority of the allowances for doubtful accounts are for financing receivables from individual consumers related to the online direct sales business. Accounts receivable balances are written off after all collection efforts have been exhausted. The accounts receivables with the collection period over one year are classified into other non-current assets in the Consolidated Balance Sheets.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

m.           Inventories, net

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

n.              Loan receivables, net

Loan receivables consist primarily of micro loans made to small and medium size enterprises that are merchants on the Group’s online marketplace and qualified individual customers as well. The loan periods extended by the Group to the merchants and the individual customers range from 1 day to 36 months. Such amounts are recorded at the outstanding principal amount less allowance for doubtful accounts, and include accrued interest receivable as of the balance sheet date. The loan receivables with the collection period over one year are classified into other non-current assets in the Consolidated Balance Sheets. As of December 31, 2015 and 2016, the balances of loan receivables, net were RMB3,698,488 and RMB12,697,915, respectively.

The Group has entered into syndication loan arrangements with certain third party financial institutions to jointly provide loans to individual customers. The Group and the third party financial institutions make loans to the borrowers and have a direct legal relationship with the borrowers for its own portion of the loans, respectively. The Group and the third party financial institutions have the rights to receive the repayment from the borrowers, take credit risk, and earn interest income on its loan portion, respectively. Hence, the Group records loan receivables and interest income of its portion in the Consolidated Financial Statements.

Allowance for doubtful accounts represents the Group’s best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodical reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of loans. As of December 31, 2015 and 2016, allowance for doubtful accounts was RMB87,996 and RMB251,813, respectively.

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

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Loss.

p.              Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2015 and 2016, the balances of construction in progress were RMB1,266,992 and RMB1,992,123, which were primarily relating to the construction of office buildings and warehouses.

q.              Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 34 to 70 years and represent the shorter of the estimated usage periods or the terms of the agreements.

r.                Intangible assets, net

Domain names, trademarks, and copyrights

Domain names, trademarks, and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The estimated useful lives are as follows:

Category	Estimated useful lives
Domain names	10 years
Trademarks	7-20 years
Copyrights	2-5 years

Intangible assets arising from business combination

The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

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

t.                 Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies and publicly traded companies. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the Consolidated Statements of Operations and Comprehensive Loss and its share of post-acquisition movements are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

u.              Investment securities

The Group invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in others, net in the Consolidated Statements of Operations and Comprehensive loss. The fair value of the investment would not be adjusted for subsequent recoveries in fair value. The Group also invested in certain trust investments and applied the fair value option. The trust investments are carried at fair value, with the fair value changes recorded in the Consolidated Statements of Operations and Comprehensive Loss.

v.               Other investments

Other investments represent the higher yield investments purchased by JD Finance and resold to third-party investors. JD Finance will earn yield differentials. As JD Finance takes the majority risks and rewards of the products sold to the third-party investors, the Group reported the investments purchased and the funds raised by sale of the financial products on a gross basis on the Consolidated Balance Sheets. The Group elected the fair value option pursuant to ASC 825 at the date of initial recognition and carried these investments subsequently at fair value. As of December 31, 2015 and 2016, nil and RMB10,766,920 of the higher yield investments purchased by JD Finance with maturities within one year were recorded as other investments in current assets, and nil and RMB6,997,425 with the maturities over one year were recorded as other investments in non-current assets, in the Consolidated Balance Sheets, respectively. As of December 31, 2015 and 2016, nil and RMB18,106,270 of lower yield investments sold to the third-party investors were recorded as accrued expenses and other current liabilities (see Note 15) , in the Consolidated Balance Sheets, respectively. The interest revenue and cost are recorded as services and others revenue and cost of revenues, respectively, in the Consolidated Statements of Operations and Comprehensive Loss.

w.            Impairment of long-lived assets

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

x.              Nonrecourse securitization debt

The Group periodically securitizes accounts receivables and loans arising from its consumer and supply chain financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third party investors, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets. The securitization vehicles are considered consolidated variable interest entities pursuant to ASC 810, and the asset-backed debt securities issued by the securitization vehicles are reported as current and non-current liabilities in the Consolidated Balance Sheets based on their respective expected repayment dates. While the contractual maturities of the asset-backed debt securities are from 2017 to 2020, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2015 and 2016, the collateralized accounts receivables and loans were RMB4,320,000 and RMB17,339,490, respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2015 and 2016 was approximately 5.30% and 4.39%, respectively.

y.               Unsecured senior notes

Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discount or premium and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the Consolidated Statements of Operations and Comprehensive Loss over the maturities of the notes using the effective interest method.

z.                Fair value

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

The Group measures certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

aa.       Revenue

The Group through its websites, mainly www.jd.com, engages primarily in the sale of electronics and home appliance products and general merchandise products sourced from manufacturers, distributors and publishers in China on the internet, and offers an online marketplace that enables third-party sellers to sell their products to consumers. The Group also offers financial services to its suppliers, third party sellers and qualified individual customers. Customers place their orders for products or services online through the Group’s websites. Payment for the purchased products or services is generally made either before delivery or upon delivery.

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

The Group also sells prepaid cards which can be redeemed to purchase products sold on the website www.jd.com. The cash collected from the sales of prepaid cards is initially recorded in advance from customers in the Consolidated Balance Sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed.

Revenue is recorded net of value-added taxes, business taxes and related surcharges.

Online Direct Sales

The Group primarily sells electronics and home appliance products and general merchandise products through online direct sales. The Group recognizes the revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not all of these indicators. Revenues from the sales of electronics and home appliance products were RMB90,890,026, RMB134,346,243 and RMB179,636,669, and revenues from the sales of general merchandise products were RMB17,659,232, RMB33,374,741 and RMB58,065,317, for the years ended December 31, 2014, 2015 and 2016, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

aa.  Revenue (Continued)

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

The Group also provides online marketing services to merchants and suppliers on its various website channels and third party marketing affiliate’s websites, including but not limited to advertising placements such as banners, links, logos and buttons, and pay for performance marketing services on which merchants and suppliers are charged based on effective click on their products or service listings. The Group recognizes revenues from advertising placements ratably over the period during which the advertising services are provided or on the number of times that the advertisement has been displayed based on cost per thousand impressions, and recognizes revenues from pay for performance marketing services based on effective clicks. Advertising arrangements involving multiple deliverables are allocated into single-element arrangements based on their relative selling price in the absence of both vendor specific objective evidence and third party evidence, and the related revenue is recognized over the period during which the element is provided. Significant assumptions and estimates have been made in estimating the relative selling price of each single-element, and changes in judgments on these assumptions and estimates could materially impact the timing of advertising revenue recognition. The Group did not enter into material advertising-for-advertising barter transactions.

The Group offers consumer financing to individual customers and supply chain financing to suppliers and merchants on the Group’s online marketplace. Revenues resulting from these financing services are recognized in accordance with the contractual terms.

The Group earns transaction fees from processing transactions for online payment customers. Services resulting from these transactions are recognized as service revenues when processing services are completed. Transaction fee is charged based on certain criteria (such as account type and volume of payments received per month) for funds they receive.

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

bb.       Customer incentives and loyalty programs

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

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

bb.  Customer incentives and loyalty programs (Continued)

•                      J Coupons are given to a customer that has made a qualified purchase and is to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded during a purchase activity are considered an element of an arrangement within the scope of ASC 605-25, as the J Coupons represent a significant and incremental discount to the customer. Therefore, the delivered products and the J Coupons awarded are treated as separate unit of accounting. The selling price of the J Coupons awarded is generally determined by management’s best estimate of the selling price in the absence of both vendor specific objective evidence and third party evidence. The amount allocated to the J Coupons is deferred and recognized when the J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2014, 2015 and 2016, the amount of expired J Coupons was not material.

Registered customers may also earn loyalty points or J Beans, which was launched in October 2013 based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. Customers may redeem the loyalty points for J Coupons or J Beans to be used for future purchase of selected items without minimum purchase requirements. The Group considers loyalty points and J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Therefore, the sales consideration is allocated to the products and loyalty points or J Beans based on the relative selling price of the products and loyalty points or J Beans awarded. Consideration allocated to the loyalty points or J Beans is initially recorded as deferred revenues, and recognized as revenues when the J Coupons for which the loyalty points are redeemed are used, or when J Beans are used or expired. In October 2014, the Group terminated its loyalty points program and transferred all of the loyalty points to J Beans for the customers. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2014, 2015 and 2016, the amount of expired J Beans was not material.

cc.         Cost of revenues

Cost of revenues consists of purchase price of products, inbound shipping charges, write-downs of inventory, traffic acquisition costs related to online marketing services, and direct interest expense costs related to internet finance business. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of revenues upon sale of the products to the customers. Payment processing and related transaction costs, including those associated with the sales transactions as well as packaging material costs, are classified in fulfillment in the Consolidated Statements of Operations and Comprehensive Loss.

dd.       Rebates and subsidies

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

ee.         Fulfillment

Fulfillment costs represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment; processing payment and related transaction costs and responding to inquiries from customers. Fulfillment costs also contain third party transaction fees, such as credit card processing and debit card processing fees. Shipping cost included in fulfillment costs amounted to RMB4,077,586, RMB7,236,163 and RMB11,389,845 for the years ended December 31, 2014, 2015 and 2016, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

ff.             Marketing

Marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. The Group pays commissions to participants in the associates program when their customer referrals result in successful product sales and records such costs in marketing in the Consolidated Statements of Operations and Comprehensive Loss. The Group also participates in cooperative advertising arrangements with certain of the Group’s vendors and third-party sellers.

Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, are expensed as incurred, and totaled RMB2,780,642, RMB5,721,216 and RMB8,106,188 for the years ended December 31, 2014, 2015 and 2016, respectively.

gg.       Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees involved in platform development, category expansion, editorial content, buying and merchandising selection systems support, as well as costs associated with the computing, storage and telecommunications infrastructure for internal use that support the Group’s web services. Technology and content expenses are expensed as incurred. Software development costs are recorded in “Technology and content” as incurred as the costs qualifying for capitalization have been insignificant.

hh.       General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

ii.             Share-based compensation

The Company grants non-vested ordinary shares, restricted share units (“RSUs”) and share options of the Company or its subsidiaries to eligible employees and non-employee consultants and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

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

After the Company’s initial public offering, in determining the fair value of the RSUs granted, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied. In determining the fair value of the RSUs granted on May 22, 2014, the date when the Group’s ADSs first commenced trading on NASDAQ, the per share equivalent of the Company’s initial public offering price is applied.

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

jj.             Income tax

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

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2014, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions.

kk.       Leases

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

ll.             Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net loss, changes in unrealized gains/(losses) on available for sales securities, foreign currency translation adjustments, and share of change in other comprehensive income/(loss) of equity investments.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

mm.      Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares and net income attributable to mezzanine classified non-controlling interests shareholders, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares and mezzanine classified non-controlling interests shareholders, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

nn.            Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group historically had only one single reportable segment because the CODM formerly relied on the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. With the development of the new business initiatives, the CODM started to separately evaluate performance and allocate resources by different business segments, thus the Group changed its reportable segments in 2016. The Group’s principal operations are currently organized into two major business segments, the JD Mall segment and the New businesses segment, which are defined based on the products and services provided. JD Mall represents traditional e-commerce business. New businesses include JD Finance, O2O, insurance, technology initiatives as well as overseas business. Accordingly, the Group updated the presentation of its reportable segments for prior years to conform to the current year’s presentation in accordance with ASC 280 Segment Reporting.

oo.       Statutory reserves

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

oo.       Statutory reserves (Continued)

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

For the years ended December 31, 2014, 2015 and 2016, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB12,361, RMB40,551 and RMB77,378 respectively. No appropriation to other reserve funds was made for any of the periods presented.

pp.       Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Group has set up an implementation team that is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. While the Group continues to assess all potential impacts of the standard, the Group currently anticipates there will be an impact related to the timing of when to recognize unredeemed portion of prepaid cards, which the Group will begin to recognize over the expected customer redemption period, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote. The Group also anticipates that revenues and expenses related to certain advertising barter transactions will be recognized. The Group will apply the new revenue standard beginning January 1, 2018.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330),” which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income taxes (Topic 740),” which amends the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current in the consolidated balance sheets. The ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. The Group adopted this ASU in the quarter ended December 31, 2016 and retrospectively adjusted prior periods. Upon adoption, current deferred tax liabilities of RMB1,228 in the December 31, 2015 consolidated balance sheet were reclassified as non-current.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted only for certain provisions. The Group is currently evaluating the impact of the adoption on its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

pp.       Recent accounting pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which introduces a new lessee model that brings substantially all leases on to the balance sheets. The ASU will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact, and expects this ASU will have a material impact on the consolidated financial statements, primarily to the consolidated balance sheets and related disclosures.

In March, 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. The ASU will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of cash flows (Topic 230): restricted cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of good will which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

3.  Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2014, 2015 and 2016.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and other investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2015 and 2016, all of the Group’s cash and cash equivalents, restricted cash, short-term investments, and other investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB12,630,577 and RMB16,827,371 as of December 31, 2015 and 2016, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ were approximately 4.4% and 7.2% in 2015 and 2016, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.  Restricted cash and restricted time deposit

To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and for payment service and prepaid cards, the Group held restricted cash of RMB2,114,913 and RMB4,391,955 as of December 31, 2015 and 2016, respectively. Changes in the restricted cash balances associated with the bank acceptance are classified as cash flows from operating activities in the Consolidated Statements of Cash Flows as the Group considers restricted cash arising from these activities directly related to the Group’s ordinary business operations. Changes in the restricted cash balances associated with payment services and prepaid cards are classified as cash flow from investing activities in the Consolidated Statements of Cash Flows as the Group considers restricted cash arising from these activities similar to an investment.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.  Fair value measurement

As of December 31, 2015 and 2016, information about inputs into the fair value measurement of the Group’s assets that are measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents
Time deposits	462,158	—	462,158	—
Restricted cash	2,114,913	—	2,114,913	—
Short-term investments
Time deposits	28,501	—	28,501	—
Wealth management products	2,751,981	—	2,751,981	—
Investment securities
Listed equity securities	1,005,831	1,005,831	—	—
Total assets	6,363,384	1,005,831	5,357,553	—

		Fair value measurement at reporting date using
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents
Time deposits	4,472,900	—	4,472,900	—
Restricted cash	4,391,955	—	4,391,955	—
Short-term investments
Time deposits	3,512,000	—	3,512,000	—
Wealth management products	3,661,626	—	3,661,626	—
Investment securities
Listed equity securities	1,059,632	1,059,632	—	—
Trust investments	724,449	—	724,449	—
Other investments	17,764,345	—	17,764,345	—
Total assets	35,586,907	1,059,632	34,527,275	—

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

As of December 31, 2015 and 2016, gross unrealized gains of RMB1,981 and RMB19,287 were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2014, 2015 and 2016, respectively.

Investment securities

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. The following table summarizes the carrying value and fair value of the investment securities which are accounted for as available-for-sale securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Provision for decline in value	Fair Value
	RMB	RMB	RMB	RMB	RMB

December 31, 2015	1,254,589	77,299	—	(326,057)	1,005,831

December 31, 2016	1,181,710	116,434	(37,551)	(200,961)	1,059,632

On May 12, 2016, the Group invested in Bluefocus Communication Group Co., Ltd. (“BlueFocus”) by subscription of its newly issued ordinary shares, representing approximately 0.8% of the outstanding ordinary shares of BlueFocus. Total cash consideration for the investment in BlueFocus was RMB200,000.

The Group reviews its available-for-sale securities investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Impairment charges of RMB326,057 and RMB200,961 were recorded for the years ended December 31, 2015 and 2016, respectively.

Trust investments. The Group values its trust investments using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.  Fair value measurement (Continued)

Other investments

The Group values other investments using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

Other financial instruments

The followings are other financial instruments not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, loan receivables and prepayments and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and advance from customers, are financial liabilities with carrying values that approximate fair value due to their short-term nature.

Short-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of goodwill is discussed in Note 7 —“Business Combination”.

Investment in equity investees. Investments in privately held companies and publicly traded companies included within investment in equity investees in the Consolidated Balance Sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. The investments in privately held companies were measured using significant unobservable inputs (Level 3) as of December 31, 2014, 2015 and 2016, with impairment charges of nil, RMB285,051 and RMB436,621 were recorded in others, net in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2014, 2015 and 2016, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies and associated impairment charges are discussed in Note 6 —“Investment in equity investees”.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.  Investment in equity investees

Cost method

As of December 31, 2015 and 2016, the carrying values of the Group’s cost method investments were RMB3,308,127 and RMB5,714,513, respectively. Investments were accounted for under the cost method if the Group had no significant influence over the investee or if the underlying shares the Group invested in were not considered in-substance common stock and had no readily determinable fair value. For the years ended December 31, 2015 and 2016, the Group invested RMB2,856,500 and RMB2,580,640 in multiple private companies accounted for under cost method respectively, which may have operational synergy with the Group’s core business. During the year ended December 31, 2016, investment consideration for the top two investees were RMB1,298,700 and RMB344,325, respectively.

Equity method

As of December 31, 2016, the Group’s investments accounted for under the equity method totaled RMB9,520,507 which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB4,234,845, the investment in Bitauto Holdings Limited (“Bitauto”) amounting to RMB2,386,118, the investment in Dada Nexus Limited (“Dada”) amounting to RMB1,443,239, and the investment in Tuniu Corporation (“Tuniu”) amounting to RMB1,198,405. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

Investment in Yonghui

On August 11, 2016, the Group completed the investment in Yonghui through the subscription of newly issued ordinary shares representing 10% equity interest in Yonghui. Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. Total consideration for the investment in Yonghui was RMB4,234,929 in cash. Investment in Yonghui is accounted for using the equity method as the Group has obtained significant influence by the right to nominate two board members out of eleven. The investment cost allocated as follows:

	As of August 11, 2016	As of December 31, 2016
	RMB	RMB

Carrying value of investment in Yonghui	4,234,929	4,234,845
Proportionate share of Yonghui’s net tangible and intangible assets	1,869,905	1,877,196
Excess of carrying value of the investment over proportionate share of Yonghui’s net tangible and intangible assets	2,365,024	2,357,649

The excess of carrying value has been primarily assigned to:
Goodwill	1,270,190	1,270,190
Amortizable intangible assets (*)	1,459,779	1,449,946
Deferred tax liabilities	(364,945)	(362,487)
	2,365,024	2,357,649

Cumulative losses in equity interest in Yonghui	—	(84)

(*) Weighted average life of the intangible assets not included in Yonghui’s consolidated financial statements was 18 years.

As of December 31, 2016, the market value of the Group’s investment in Yonghui was approximately RMB4,699,097 based on the quoted closing price as of December 31, 2016.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.  Investment in equity investees (Continued)

Investment in Bitauto

On February 16, 2015, the Group completed its investment in Bitauto through the subscription of newly issued ordinary shares, representing approximately 25% of the outstanding ordinary shares of Bitauto. Bitauto is a leading provider of internet content and marketing services for China’s fast-growing automotive industry that is listed on the Nasdaq Global Select Stock Market (“Nasdaq”). Total consideration for the initial investment in Bitauto was RMB5,496,188 with a combination of RMB2,450,920 in cash and RMB3,045,268 in the form of future services, including exclusive access to the new and used car channels on the Group’s website and mobile apps and additional support from the Group’s key platforms for a period of 5 years. On June 17, 2016, the Group additionally acquired Bitauto’s newly issued ordinary shares by paying the cash consideration of RMB328,975. After the subsequent investment in June 2016, the Group held approximately 26% of Bitauto’s issued and outstanding shares. Investment in Bitauto is accounted for using the equity method with the investment cost allocated as follows:

	As of February 16, 2015	As of December 31, 2015	As of December 31, 2016
	RMB	RMB	RMB

Carrying value of investment in Bitauto (*)	5,496,188	2,881,194	2,386,118
Proportionate share of Bitauto’s net tangible and intangible assets	2,119,109	2,141,053	2,492,056
Excess of carrying value of the investment over proportionate share of Bitauto’s net tangible and intangible assets	3,377,079	740,141	(105,938)

The excess of carrying value has been primarily assigned to:
Goodwill (*)	2,846,260	260,619	—
Amortizable intangible assets (**)	707,758	639,362	(105,938)
Deferred tax liabilities	(176,939)	(159,840)	—
	3,377,079	740,141	(105,938)

Cumulative losses in equity interest in Bitauto	—	(2,614,994)	(3,439,045)

(*) In the fourth quarter of 2015 and 2016, the Group conducted an impairment assessment on its investment in Bitauto considering the duration and severity of the decline of Bitauto’s stock price after the investment, as well as the financial condition, operating performance and the prospects of Bitauto, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded a charge of RMB2,585,641 and RMB672,886 to write down the carrying value of its investment in Bitauto to the fair value, based on quoted closing price of Bitauto’s stock as of December 31, 2015 and 2016, respectively.

(**) Weighted average life of the intangible assets not included in Bitauto’s consolidated financial statements was 5 years.

As of December 31, 2015 and 2016, the market value of the Group’s investment in Bitauto was approximately RMB2,881,194 and RMB2,386,118 based on the quoted closing price, respectively.

Investment in Dada

In April 2016, the Group signed series of agreements with Dada, China’s largest crowdsourcing delivery platform. The Group obtained a) the newly issued ordinary shares of Dada which represents approximately 81% of the issued and outstanding ordinary shares, or approximately 41% of the equity interests of Dada on a fully diluted basis, b) the newly issued preferred shares of Dada which represents approximately 7% of the equity interest in Dada on a fully diluted basis, and c) A warrant to purchase additional preferred shares of Dada at a pre-determined price for the next 2 years. Total consideration for the above investments and warrant was RMB3,508,200 with a combination of RMB1,298,700 in cash, the Group’s future services, including supply chain support for a period of 10 years, traffic and other additional support for a period of 7 years, non-compete obligation in O2O business for a period of 7 years, and the Group’s O2O business, JD Daojia. The Group holds two board seats out of five with the founder of Dada holding the casting vote after the transaction.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.  Investment in equity investees (Continued)

With the assistance of an independent appraiser, the Group estimated the fair value of the assets/investments received as follows:

As of
April 26, 2016
RMB

Assets/investments received by the Group
Dada’s ordinary shares	2,164,050
Dada’s preferred shares	1,298,700
Warrant to purchase Dada’s preferred shares	45,450
3,508,200

As the Group disposed a consolidated business (JD Daojia), a disposal gain of RMB1,227,760 was recorded in others, net in the Consolidated Statements of Operations and Comprehensive Loss, which equals to the difference between the fair value and carrying value of JD Daojia as of the disposal date of April 26, 2016.

The investment in Dada’s ordinary shares is accounted for using the equity method with the investment cost allocated as follows:

	As of	As of
	April 26, 2016	December 31, 2016
	RMB	RMB

Carrying value of investment in Dada’s ordinary shares	2,164,050	1,443,239
Proportionate share of Dada’s net tangible assets, liabilities and intangible assets	424,140	(290,365)
Excess of carrying value of the investment over proportionate share of Dada’s net tangible and intangible assets	1,739,910	1,733,604

The excess of carrying value has been primarily assigned to:
Goodwill	1,605,891	1,605,891
Amortizable intangible assets (*)	178,692	170,284
Deferred tax liabilities	(44,673)	(42,571)
	1,739,910	1,733,604

Cumulative losses in equity interest in Dada	—	(720,811)

(*) Weighted average life of the intangible assets not included in Dada’s consolidated financial statements was 9 years.

The investment in Dada’s preferred shares is accounted for under the cost method as the underlying preferred shares were not considered in-substance common stock and had no readily determinable fair value. The warrant is a freestanding financial instrument and was recorded at fair value of RMB45,450 upon initial recognition.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.  Investment in equity investees (Continued)

Investment in Tuniu

In December 2014, the Group acquired 6.5% equity interest in Tuniu with cash consideration of RMB305,930 (“Initial Investment”). Tuniu is a leading online leisure travel company in China that is listed on the Nasdaq. The Group accounted for the Initial Investment as an available-for-sale security.

On May 22, 2015, the Group additionally acquired Tuniu’s newly issued ordinary shares for total consideration of RMB2,188,490 with a combination of RMB1,528,275 in cash and RMB660,215 in the form of future services, including granting Tuniu an exclusive right, for a period of 5 years, to operate the leisure travel channels on the Group’s website and mobile apps, and Tuniu becomes the Group’s preferred partner for hotel and air ticket booking services. After the subsequent investment in May 2015, the Group held approximately 28% of Tuniu’s issued and outstanding shares and had one board seat. Hence, the Group adopted equity method of accounting to account for the investment in Tuniu. In accordance with ASC 323, accumulated unrealized gains of RMB14,395 that were previously recorded for fair value change of the Initial Investment were reversed in the second quarter of 2015, and the cost of Initial Investment balance was adjusted as if the equity method of accounting had been applied since the Initial Investment was made and reclassified from investment securities to investment in equity investees in the Consolidated Balance Sheets. In January 2016, Tuniu issued new shares to HNA Tourism Group, a third party investor, for an aggregate price of approximately US$500,000 and the Group’s interest in Tuniu was diluted to approximately 21% as of January 21, 2016. As the issuance price per share was higher than the Group’s average carrying value per share, the Group recorded a gain of RMB108,495 to reflect the deemed disposal.

Investment in Tuniu is accounted for using the equity method with the cost allocated as follows:

	As of	As of	As of
	May 22, 2015	December 31, 2015	December 31, 2016
	RMB	RMB	RMB

Carrying value of investment in Tuniu (*)	2,494,145	2,343,301	1,198,405
Proportionate share of Tuniu’s net tangible and intangible assets	1,014,296	878,668	1,006,763
Excess of carrying value of the investment over proportionate share of Tuniu’s net tangible and intangible assets	1,479,849	1,464,633	191,642

The excess of carrying value has been primarily assigned to:
Goodwill (*)	1,212,149	1,212,149	23,899
Amortizable intangible assets (**)	356,933	336,645	223,657
Deferred tax liabilities	(89,233)	(84,161)	(55,914)
	1,479,849	1,464,633	191,642

Cumulative gains/(losses) in equity interest in Tuniu	—	(150,844)	(1,295,740)

(*) In the second quarter of 2016, the Group conducted an impairment assessment on its investment in Tuniu considering the duration and severity of the decline of Tuniu’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded a charge of RMB721,501 to write down the carrying value of its investment in Tuniu to its then fair value of RMB1,454,578, based on the quoted closing price of Tuniu as of June 30, 2016.

(**) Weighted average life of the intangible assets not included in Tuniu’s financial statements was 8 years.

As of December 31, 2015 and 2016, the market value of the Group’s investment in Tuniu was approximately RMB2,700,098 and RMB1,579,417 based on the quoted closing price, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.  Investment in equity investees (Continued)

The Group summarizes the condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2015	2016
	RMB	RMB
Operating data:
Revenue	9,937,684	37,129,877
Gross profit	2,935,620	4,829,800
Loss from operations	(1,592,094)	(3,138,278)
Net loss	(1,572,381)	(3,376,144)
Net loss attributable to shareholder	(1,597,903)	(3,736,188)

	As of December 31,
	2015	2016
	RMB	RMB
Balance sheet data:
Current assets	13,606,870	47,159,053
Non-current assets	6,838,075	26,252,671
Current liabilities	6,518,096	27,108,229
Non-current liabilities	146,008	4,559,231
Redeemable stock	—	4,795,473
Non-controlling interests	1,714,021	4,072,998

The Group recorded its interests in Yonghui, Bitauto, Dada and Tuniu one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.

The Group performs impairment assessment of its investments under the cost method and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the cost method investments of nil, RMB285,051 and RMB436,621 were recorded in others, net in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2014, 2015 and 2016, respectively. Impairment charges in connection with the equity method investments of nil, RMB2,585,641 and RMB1,416,801 were recorded in share of results of equity investees in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2014, 2015 and 2016, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.  Business Combination

Transaction with Tencent

On March 10, 2014, the Group entered into a Strategic Cooperation Agreement (“Agreement”) with Tencent Holdings Limited (“Tencent”), for a period of 5 years from April 1, 2014 to March 31, 2019. Pursuant to the Agreement, the Group has become Tencent’s preferred partner in the development of physical goods e-Commerce business in Greater China including: (a) Tencent grants the Group prominent level-1 access points in Weixin and mobile QQ applications; (b) Tencent provides internet traffic and other support from other key platforms to the Group; and (c) the Group cooperates with Tencent in a number of areas primarily mobile-related products, social networking services, membership systems and payment solutions. Terms described in (a), (b) and (c) above are hereinafter collectively referred to as “Strategic Cooperation”. In addition, for a period of 8 years from April 1, 2014 to March 31, 2022, other than the operation of Shanghai Icson E-Commerce Development Group Limited (“Shanghai Icson”), a subsidiary of Tencent, Tencent will not engage in any online direct sales or managed marketplace business model in physical goods e-Commerce businesses in Greater China and a few selected international markets, hereinafter referred to as “Non-Compete”.

On the same date, the Group also entered into a series of agreements with Tencent and its affiliates, pursuant to which, the Group acquired from Tencent: (i) 100% business operation of two online marketplace platforms, Paipai and QQ Wanggou (“Combined Platform Business”); (ii) 9.9% equity interest in Shanghai Icson (“Investment in Shanghai Icson”); (iii) a call option (“Call Option”) to acquire the remaining equity interest of Shanghai Icson, with a price higher of the fair value of the remaining equity interest or RMB800,000 within three years commencing the closing of the Transaction; (iv) certain logistic workforce; and (v) a land use right. The above (i) to (v), Strategic Cooperation and Non-Compete are collectively referred to as “Transaction”. In April, 2016, the Group exercised the Call Option by paying RMB800,000 to acquire the remaining equity interest in Shanghai Iscon.

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

The Group has performed the following steps to estimate the cost of the assets and business acquired with the assistance from an independent valuation firm: 1) estimate the total fair value of 351,678,637 ordinary shares issued to Huang River Investment Limited as the consideration of the transaction on March 10, 2014 using the income approach, or the discounted cash flow, or DCF method; 2) estimate the stand-alone fair value of the Combined Platform Business as well as fair value of each of Strategic Cooperation Agreement, Non-Compete, Investment in Shanghai Icson, Logistic workforce and Land Use Right (collectively “Asset Acquisition”); 3) The excess of (1) over sum of (2) and net cash acquired in the Transaction has been allocated to each individual asset of the Asset Acquisition and the Combined Platform Business based on their relative fair values. Additionally, in accordance with the relevant accounting guidance, non-transferability relating to lock-up period associated with the shares issued to Huang River Investment Limited for a period of three years commencing from March 10, 2014, is factored in estimating the fair value of shares issued to acquire Strategic Cooperation, Non-compete, Investment in Shanghai Icson, Logistic Workforce and Land use right, but is not factored in estimating the fair value of shares issued to acquire Combined Platform Business.

The Group considered the following valuation method and significant assumptions in evaluating certain significant intangible assets acquired from the current Transaction:

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.  Business Combination (Continued)

Strategic Cooperation Agreement—In addition to the Group’s general business cooperation with Tencent primarily in areas of mobile-related products, social networking services, membership systems and payment solutions, the other parts of the Strategic Cooperation Agreement is in substance a prepaid advertising/promotion service where Tencent users can be diverted to the Group’s websites/platforms where (a) Tencent grants the Group prominent level-1 access points in Weixin and mobile QQ applications and (b) Tencent provides internet traffic and other support from its other key platforms to the Group. These advertising/promotion services include push messages, advertising, payment processing and application activation. The general business cooperation is not recognized as a separate intangible asset because such provisions only set out the general principal for the cooperation between the Group and Tencent with no specific deliverables provided to the Group. The amount recognized for the Strategic Cooperation Agreement relates to the advertising/ promotion services and the fair value was established using a form of the income approach known as the cost saving method. This method recognizes that, because of the Strategic Cooperation Agreement, the Group can save advertising fees, traffic acquisition costs, payment processing fees and application activation fees that otherwise would need to be paid to a third party for the similar services. The estimated unit market price of the advertising/promotion services was multiplied by the volume of the services to be provided by Tencent to arrive at the cost saving attributable to the Strategic Cooperation Agreement. The most significant assumptions inherent in this approach include: 1) the estimated market price of the services to be provided, 2) the volume of the services to be provided, and 3) discount rate. When applying the cost saving method for the valuation of the Strategic Cooperation Agreement, market participant assumptions were used in accordance with ASC 820. Specifically, the basis of the assumptions were determined with consideration of the terms of the Strategic Cooperation Agreement, an industry report regarding China’s e-commerce sector and a market rate that market participants have to pay to third parties for similar services on arm’s length basis. The present value of the after-tax cost savings at an appropriate discount rate indicates the value of Strategic Cooperation Agreement. The discount rate was derived by using the capital asset pricing model (the “CAPM”), which is a method that market participants commonly use to price assets. Based on the CAPM, the Group concluded a discount rate of 17.5% was appropriate for valuing the Strategic Cooperation Agreement.

Non-compete Agreement—Other than the operation of Shanghai Icson, Tencent will not engage in any online direct sales or managed marketplace business models in physical goods e-Commerce business in Greater China and a few selected international markets. The fair value of the Non-compete was determined based on the “with and without” method, which takes into consideration the cash flow increments between the scenario where the Non-compete is not in place and the scenario where the Non-compete is in place for a period of 8 years from April 1, 2014 to March 31, 2022. The most significant assumption inherent in this approach when valuing the Non-compete was the amount of economic impact to the Group that would occur from competition during the period when non-compete agreement is effective. Based on the CAPM, the Group concluded a discount rate of 17.5%, which reflects a market participant’s required rate of return for the risks of investing in the Non-compete, was appropriate for discounting the cash flow attributable to the Non-compete.

Investment in Shanghai Icson—In determining the fair value of the investment in Shanghai Icson, the Group followed a two-step process. In the first step, the discounted cash flow method, or DCF, was used as the primary approach to determine the fair value of the equity interest of Shanghai Icson and market approach to cross-check the valuation results derived by the DCF method. The free cashflow of Shanghai Icson was discounted by 22%, which was determined by the CAPM to reflect a market participant’s required rate of return for the risks of investing in the equity interest of Shanghai Icson. In the second step, since the Group’s investment in Shanghai Icson is in the form of preferred shares, an option pricing method to allocate the equity interest of Shanghai Icson to its common shares and preferred shares was used. The significant assumptions inherent in option pricing models are the expected time of liquidity event, risk free rate and volatility factor of equity interest of Shanghai Icson.

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

*** In November 2015, the Group announced its decision to terminate the consumer-to-consumer (C2C) business of Paipai.com by December 31, 2015 with a transitional period of three months. The shut-down of Paipai.com is to combat the marketing and sales of counterfeit products and to protect the interests of consumers and brands. As a result, the Group decided that the goodwill arisen from the acquisition of the Combined Platform Business was fully impaired and an impairment charge of RMB2,593,420 was recorded in the fourth quarter of 2015. Concurrently, the remaining balance of the intangible assets arisen from the acquisition amounted to RMB156,709 as of December 31, 2015 was also determined to be impaired and the related deferred tax liability of RMB27,796 recorded from the acquisition of the Combined Platform Business was reversed as a tax benefit in the fourth quarter of 2015.

Based on the assessment of the financial performance of the acquired Combined Platform Business made by the Group, the acquired business is not considered material to the Group. Thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.  Business Combination (Continued)

Transaction with Walmart

On June 20, 2016, the Group, Wal-Mart Stores, Inc. (“Walmart”), and Yihaodian (“YHD”), a subsidiary of Walmart, entered into a series of agreements to form a strategic alliance to better serve the consumers across China. Pursuant to the series agreements, (a) the Group acquired the YHD marketplace platform assets, including the YHD brand, websites and mobile apps (“YHD marketplace”). Walmart will continue to operate the YHD direct sales business as one of the merchants on the YHD marketplace; (b) In a period of 8 years commencing from June 20, 2016, Walmart agreed not to engage in or invest in any ecommerce direct sale, e-commerce marketplace or online to offline (“O2O”) platform in China (other than Dada), hereinafter referred to as “Non-Compete”.

As consideration for the acquisition of YHD marketplace and Non-Compete, the Company issued 144,952,250 Class A ordinary shares to Walmart, representing approximately 5% shares on a fully diluted basis under the treasury method upon the closing of the transaction, on June 20, 2016. In accordance with the agreement, Walmart cannot transfer such shares in a 5 years period starting from June 20, 2016.

In addition, the Group and Walmart also entered into Business Cooperation Agreement (“BCA”) in several strategic areas for a period of 5 years commencing from June 20, 2016. Pursuant to BCA, the Group and Walmart agreed to partner in several strategic areas, including: a) Sam’s Club China agreed to open a flagship store on JD.com, expanding the availability of Sam’s Club’s high-quality imported products across China; b) The Group and Walmart agreed to work together to leverage their supply chains to increase the product selection for customers across China, including a broader range of imported products; c) The Group agreed to give the Sam’s flagship store preferential traffic entrance.

The acquisition of YHD marketplace is accounted for as a business combination and the results of operations of the YHD marketplace from the acquisition date have been included in the Group’s consolidated financial statements. The acquisition of Non-Compete is considered asset acquisitions separate from the acquisition of YHD marketplace. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives.

The terms of BCA were negotiated separately and are similar to the terms with third parties, which were based on an arm’s-length basis, and the fair value of the BCA are not material to the Group as a whole.

The Group has performed the following steps to estimate the fair value of the assets and business acquired with the assistance from an independent valuation firm: 1) estimate the total fair value of 144,952,250 ordinary shares issued to Walmart as the consideration of the transaction using the quoted closing price on June 20, 2016; 2) estimate the stand-alone fair value of the YHD marketplace and Non-Compete; Additionally, in accordance with the relevant accounting guidance, non-transferability relating to lock-up period associated with the shares issued to Walmart for a period of 5 years commencing from June 20, 2016, is factored in estimating the fair value of shares issued to acquire Non-Compete, but is not factored in estimating the fair value of shares issued to acquire YHD marketplace.

Non-compete Agreement—In a period of 8 years commencing from June 20, 2016, Walmart agreed not to directly or indirectly engage in or invest in any e-commerce direct sale, e-commerce marketplace or online to offline (O2O) platform in China (other than Dada). The fair value of the Non-Compete was determined based on the “with and without” method, which takes into consideration the cash flow increments between the scenario where the Non-Compete is not in place and the scenario where the Non-Compete is in place for a period of 8 years commencing from June 20, 2016. The most significant assumption inherent in this approach when valuing the Non-Compete was the amount of economic impact to the Group that would occur from competition during the period when Non-Compete agreement is effective. Based on the CAPM, the Group concluded a discount rate of 17%, reflecting market participant’s required rate of return for the risks of investing in the Non-Compete, was appropriate for discounting the cash flow attributable to the Non-Compete.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.  Business Combination (Continued)

The Group made estimates and judgments in determining the fair value of the assets and business acquired with the assistance from an independent valuation firm. The purchase price allocation is as follows:

Amount
RMB
Fair value of the Company’s shares issued	9,592,258

	Amount	Amortization Years
	RMB
Non-compete Agreement	1,019,816	8
YHD marketplace
Property, plant and equipment, net	65,887
Customer relationship	29,896	10
Technology	537,785	7
Domain names and trademark	3,099,958	20
Goodwill	5,755,826
Deferred tax liability	(916,910)
Total Purchase price	9,592,258

Goodwill arising from this acquisition was attributable to the synergies expected from the combined business which will increase both product selection and overall user experience.

Based on the assessment on financial performance of the acquired YHD marketplace made by the Group, the acquired business is not considered material to the Group. Thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

8.  Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Online direct sales and online marketplace receivables	7,579,868	16,336,141
Online payment processing transactions receivables	385,547	770,134
Advertising receivables	121,170	179,498
Others	379,059	594,947
Accounts receivable	8,465,644	17,880,720
Allowance for doubtful accounts	(271,979)	(416,312)
Accounts receivable, net	8,193,665	17,464,408

The movements in the allowance for doubtful accounts were as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the year	(1,770)	(63,715)	(271,979)
Additions	(64,424)	(273,772)	(408,316)
Reverse	868	—	—
Write-offs	1,611	65,508	263,983
Balance at end of the year	(63,715)	(271,979)	(416,312)

The value-added tax receivables due from customers are recorded in online direct sales and online marketplace receivables. The allowance for doubtful accounts related to the Group’s financing receivables from individual customers related to the online direct sales business was RMB253,347 and RMB398,815 as of December 31, 2015 and 2016, respectively.

9.  Inventories, net

Inventories, net, consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Products	20,436,275	28,778,528
Packing materials and others	103,268	130,910
Inventories, net	20,539,543	28,909,438

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

10.  Property, equipment and software, net

Property, equipment and software, net, consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Electronic equipment	3,089,415	4,422,833
Office equipment	202,422	266,411
Vehicles	843,922	1,091,556
Logistic and warehouse equipment	1,105,245	1,578,653
Leasehold improvement	306,352	496,887
Software	149,590	196,713
Building and building improvement	2,526,948	3,069,651
Total	8,223,894	11,122,704
Less: Accumulated depreciation	(1,990,788)	(3,725,675)
Net book value	6,233,106	7,397,029

Depreciation expenses were RMB514,974, RMB1,123,076 and RMB1,944,606 for the years ended December 31, 2014, 2015 and 2016, respectively.

11.  Land use rights, net

Land use rights, net, consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Land use rights	1,999,424	2,567,271
Less: Accumulated amortization	(71,232)	(119,760)
Net book value	1,928,192	2,447,511

Amortization expenses for land use rights were RMB19,342, RMB30,360 and RMB48,528 for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ended December 31,
	2017	2018	2019	2020	2021	2022 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	52,329	52,329	52,329	52,329	52,329	2,185,866

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

12.  Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31, 2015
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic Cooperation	5.0	6,075,289	(2,130,512)	—	3,944,777
Non-compete	8.0	1,447,189	(327,622)	—	1,119,567
Technology	4.9	110,900	(40,715)	(69,922)	263
Advertising customer relationship	7.0	80,400	(20,737)	(59,663)	—
Domain names and trademark	10.0	85,632	(22,893)	(27,124)	35,615
Logistic workforce	3.0	13,900	(8,378)	—	5,522
Online payment and other licenses	14.3	200,924	(45,981)	—	154,943
Copyrights	2.4	19,656	(16,360)	—	3,296
Total	5.8	8,033,890	(2,613,198)	(156,709)	5,263,983

	As of December 31, 2016
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic Cooperation	5.0	6,075,289	(3,348,899)	—	2,726,390
Non-compete	8.0	2,467,005	(576,654)	—	1,890,351
Technology	6.7	682,685	(85,168)	(69,922)	527,595
Advertising customer relationship	7.7	131,296	(24,565)	(59,663)	47,068
Domain names and trademark	19.5	3,236,980	(117,181)	(27,124)	3,092,675
Logistic workforce	3.0	13,900	(13,024)	—	876
Online payment and other licenses	12.7	236,898	(67,597)	—	169,301
Copyrights	2.4	20,363	(20,322)	—	41
Total	9.5	12,864,416	(4,253,410)	(156,709)	8,454,297

Amortization expenses for intangible assets were RMB1,116,217, RMB1,465,625 and RMB1,640,212 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group recorded an impairment charge of nil, RMB156,709 and nil for the years ended December 31, 2014, 2015 and 2016. Please refer to Note 7 for details.

As of December 31, 2016, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2017	2018	2019	2020	2021	2022 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	1,802,806	1,801,128	880,089	578,726	573,544	2,818,004

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

13.  Goodwill

The changes in the carrying amount of goodwill were as follows:

	JD Mall	New Businesses	Total
	RMB	RMB	RMB
Balance as of December 31, 2013
Goodwill	—	14,649	14,649
Accumulated impairment loss	—	—	—
	—	14,649	14,649

Transaction in 2014
Additions	14,401	2,593,420	2,607,821
Balance as of December 31, 2014
Goodwill	14,401	2,608,069	2,622,470
Accumulated impairment loss	—	—	—
	14,401	2,608,069	2,622,470
Transaction in 2015
Impairment	—	(2,593,420)	(2,593,420)
Balance as of December 31, 2015
Goodwill	14,401	2,608,069	2,622,470
Accumulated impairment loss	—	(2,593,420)	(2,593,420)
	14,401	14,649	29,050

Transaction in 2016
Additions	6,512,618	—	6,512,618
Balance as of December 31, 2016
Goodwill	6,527,019	2,608,069	9,135,088
Accumulated impairment loss	—	(2,593,420)	(2,593,420)
	6,527,019	14,649	6,541,668

The Group recorded an impairment charge of nil, RMB2,593,420 and nil for the years ended December 31, 2014, 2015 and 2016, respectively. Please refer to Note 7 for details.

14.  Short-term borrowings

Short-term borrowings as of December 31, 2015 amounted to RMB3,040,209, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2015 was approximately 4.40%.

Short-term borrowings as of December 31, 2016 amounted to RMB8,333,317, which consisted of bank borrowings, recourse securitization debt, recourse refactoring debt and other financing activities denominated in RMB. All of these borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2016 was approximately 4.91%.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

15.  Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Amount due to the third-party investors from the sale of financial products	—	18,106,270
Salary and welfare payables	1,689,809	2,118,459
Deposits	3,627,058	6,845,980
Payable related to employees’ exercise of share-based awards	276,259	74,119
Rental fee payables	135,534	250,795
Professional fee accruals	75,086	96,114
Others	1,374,319	1,939,747
Total	7,178,065	29,431,484

16.  Unsecured senior notes

In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016.

The following table provides a summary of the Company’s unsecured senior notes as of December 31, 2016:

	Amounts	Effective interest rate
	RMB
US$500,000 3.125% notes due 2021	3,435,184	3.37%
US$500,000 3.875% notes due 2026	3,395,828	4.15%
Carrying value	6,831,012
Unamortized discount and debt issuance costs	105,988
Total principal amounts of unsecured senior notes	6,937,000

The unsecured senior notes were issued at a discount amounting to RMB79,289. The debt issuance costs of RMB35,727 were presented as a direct deduction from the principal amount of the unsecured senior notes on the Consolidated Balance Sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale all or substantially all of the Company’s assets. The Company is in compliance with all covenants. The notes will rank senior in right of payment to all of the Company’s existing and future obligations expressly subordinated in right of payment to the notes and rank at least equal in right of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).

The proceeds from issuance of the unsecured senior notes were used for general corporate purposes.

As of December 31, 2016, the principal of the unsecured senior notes of RMB3,468,500 and RMB3,468,500 will be due in 2021 and 2026, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

17.  Others, net

Others, net, consist of the following:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Foreign exchange losses, net	(28,980)	(57,395)	(146,354)
Government financial incentives	214,623	392,022	740,567
Impairment of investments	—	(611,108)	(637,583)
Gain from business and investment disposals	—	1,507	1,232,853
Others	30,944	134,377	284,572
Total	216,587	(140,597)	1,474,055

Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. As there is no further obligation for the Group to perform, government financial incentives are recognized as other income when received. The amounts of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.

18.  Taxation

a)  Transition from PRC Business Tax to PRC Value Added Tax

A pilot program for transition from business tax to value added tax (“VAT”) for certain services revenues was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the pilot program has been expanded from Shanghai to other cities and provinces in China, including Beijing, Wuhan, Guangzhou, Tianjin and Suqian, in which the Group has operations. Commencing August 1, 2013, the pilot program was expanded to cover all regions in the PRC. From May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis.

b)  Value added tax

During the periods presented, the Group is subject to statutory VAT rate of 13% and 17% for revenues from sales of audio, video products and books and sales of other products, respectively, in the PRC. The Group is exempted from VAT for revenues from sales of books since January 1, 2014.

Prior to the pilot program, the Group was subject to 5% or 3% business tax for revenues from online advertising and other services or for revenues from logistic services, respectively. After the launch of the pilot program, the Group is subject to 6% and 11% VAT for the revenues from logistics services and 6% VAT for the revenues from online advertising and other services.

The Group is also subject to 3% cultural undertaking development fees on revenues from online advertising services in China.

The Group is also subject to surcharges on VAT payments according to PRC tax law.

c)  Business tax

Before May 1, 2016, the Group was subject to 5% business tax and related surcharges for revenues from online payment services. Business tax and the related surcharges are recognized when the revenue is earned. Starting from May 1, 2016, the Group is subject to 6% VAT for revenues from online payment services.

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

Chinabank Payment Technology has been qualified as “high and new technology enterprise” in 2010, whose qualification was renewed in 2013 and 2016, and enjoyed a preferential corporate income tax rate of 15% from 2010 to 2018.

Beijing Shangke has been entitled to an exemption from income tax for first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as “high and new technology enterprise” and enjoys a preferential income tax rate of 15% from 2013 to 2018. The privileges cannot be applied simultaneously.

Chongqing Haijia and Chengdu Century have been recognized as encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15% from 2014 to 2016.

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

The components of loss before tax are as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Income/(loss) before tax
Income/(loss) from China operations	(529,173)	(4,705,034)	448,494
Loss from non-China operations	(4,447,861)	(4,426,734)	(3,682,718)
Total loss before tax	(4,977,034)	(9,131,768)	(3,234,224)

Income tax benefits/(expenses) applicable to China operations
Current income tax expenses	(23,493)	(28,322)	(214,282)
Deferred tax benefits	4,169	42,584	34,782
Subtotal income tax benefits/(expenses) applicable to China operations	(19,324)	14,262	(179,500)
Total income tax benefits/(expenses)	(19,324)	14,262	(179,500)

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

18.  Taxation (Continued)

d)  Income tax (Continued)

Reconciliation of difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the year ended December 31,
	2014	2015	2016

Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax treatments	1.7%	1.9%	24.7%
Tax effect of tax-exempt entities	(22.4)%	(10.9)%	(21.2)%
Effect on tax rates in different tax jurisdiction	0.1%	(0.2)%	(2.2)%
Tax effect of non-deductible expenses	(3.4)%	(10.9)%	(18.9)%
Tax effect of non-taxable income	1.1%	0.2%	0.0%
Changes in valuation allowance	(0.5)%	(4.5)%	(12.9)%
Expiration of loss carry forwards	(2.0)%	(0.4)%	0.0%
Effective tax rates	(0.4)%	0.2%	(5.5)%

e)  Deferred tax assets and deferred tax liabilities

	As of December 31,
	2015	2016
	RMB	RMB
Deferred tax assets
- Allowance for doubtful accounts	79,136	228,965
- Deferred revenues, accruals and other liabilities	66,027	212,504
- Net operating loss carry forwards	1,215,975	1,336,035
Less: valuation allowance	(1,361,138)	(1,777,504)
Net deferred tax assets	—	—
Deferred tax liabilities
- Intangible assets arisen from business combination	1,228	907,356
Total deferred tax liabilities	1,228	907,356

As of December 31, 2016, the Group had net operating loss carry forwards of approximately RMB 6,160,815 which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2017 to 2021.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2014, 2015 and 2016.

Movement of valuation allowance

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the period	905,833	931,458	1,361,138
Additions	156,820	449,381	633,457
Reversals	(131,195)	(19,701)	(217,091)
Balance at end of the period	931,458	1,361,138	1,777,504

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.  Redeemable non-controlling interests

In January 2016, JD Finance, its founding shareholders and certain investors entered into a share subscription and purchase agreement (the “SPA”) and certain co-investment agreements to issue ordinary shares with preferential rights to certain investors mainly including Sequoia Capital China, China Harvest Investments and China Taiping Insurance, etc. (collectively, the “Investors”) for RMB6,650,000. JD Finance, as a privately owned company registered in China, is not allowed to issue legal form preferred shares or a separate class of ordinary shares under China regulations. Therefore, the shares issued by JD Finance to the Investors are, in legal form, ordinary shares. However, due to the preferential rights as specified in the SPA, these shares are considered in substance a separate class of shares other than the ordinary shares held by the founding shareholders. Here and then after, they are referred to as JD Finance Preferred Shares. The issuance was closed in March, 2016. After the issuance of the JD Finance Preferred Shares, the Group still held approximately 86% equity interests in JD Finance on a fully-diluted, post-investment basis.

The Group determined that the preferred shares should be classified as mezzanine equity since they are contingently redeemable within 60 months after the closing of the issuance by the holders in the event that (i) a qualified initial public offering (“Qualified IPO”) has not occurred, or (ii) any significant incompliance with laws, cancellation of significant business license, which causes a substantial obstacle to the Qualified IPO, or (iii) a change in control in JD Finance. These matters are not certain to occur, and they are not solely within the control of JD Finance. Therefore the JD Finance Preferred Shares are classified as mezzanine equity. The Qualified IPO is defined as a firm commitment underwritten registered public offering or Back-door listing in China or oversea stock market, with the market cap of JD Finance being at least RMB93,000,000.

The main rights, preferences and privileges of JD Finance Preferred Shares are as follows:

Dividend rights

If the board of JD Finance declares dividend, the Investors have the same rights as the ordinary shareholders.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of JD Finance, either voluntarily or involuntarily, the Investors rank pari passu with the ordinary shareholders.

Redemption rights

The Investors have the right to require Suqian Limao to purchase all the shares from the Investors within 60 months after the closing of the issuance by the holders in the event that (i) a qualified initial public offering (“Qualified IPO”) has not occurred, or (ii) any significant incompliance with laws, cancellation of significant business license, which causes a substantial obstacle to the Qualified IPO, or (iii) a change in control in JD Finance. The redemption need to be done within 180 days from the date on which the Investors raise their written request. The redemption price equals initial investment plus 8% annual compound interests. In the event that Suqian Limao fails to timely repay the redemption price to the Investors upon the Investors’ redemption request pursuant to above conditions, Suqian Limao shall pay the Investors a penalty interest of 0.05% per day, until such redemption price and interest are fully paid.

Except for Suqian Limao and JD Finance, the other entities controlled by the Group have no obligation to provide any financial support for this redemption. In order for Suqian Limao to fulfil its repayment obligation, Suqian Limao may have to sell its interest in JD Finance, or instruct JD Finance to do the following, including but not limited to: providing a loan to Suqian Limao, selling any assets or equity interest of subsidiaries, or raising fund through debt financing. Other shareholders of JD Finance will have the obligation to approve such sale of JD Finance interest or any instructions given to JD Finance. In the event that JD Finance provides a loan to Suqian Limao to fund the above redemption, JD Finance and other shareholders have agreed that JD Finance shall not pursue for a repayment of such loan.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.  Redeemable non-controlling interests (Continued)

Preemptive rights

The Investors have preemptive rights to purchase and subscribe for any new securities which JD Finance proposes to issue before the Qualified IPO under the same terms and conditions.

In the event that Suqian Limao receives a tender offer from any third party buyer before a Qualified IPO, the Investors shall have the rights to participate on a pro-rata basis in the proposed sale to the third party buyer based on the same terms and conditions.

After issuing JD Finance Preferred Shares and until the occurrence of a Qualified IPO, if JD Finance issues new shares at a price lower than the issuance price in this financing, the Investors have the rights to obtain additional shares of JD Finance from Suqian Limao with no consideration. The number of shares to be obtained by the Investors shall be calculated using a pre-determined formula, so that the Investor’s “per share cost” should be reduced to a weighted average amount of a) their initial purchase price, and b) the issuance price at the subsequent financing.

Voting rights

The Investors have the number of votes as equal to the number of shares they hold.

The Group accreted the JD Finance Preferred Shares to their redemption value, which is purchase price plus 8% compound interest per year over the period since issuance to the redemption date. The Group recorded redeemable non-controlling interests of nil and RMB7,056,921 as of December 31, 2015 and 2016, respectively and net income attributable to mezzanine classified non-controlling interests shareholders of nil, nil and RMB444,657 for the years ended December 31, 2014, 2015 and 2016, respectively.

The redeemable non-controlling interests for the years ended December 31, 2015 and 2016 are summarized below:

Amounts
RMB
Balances as of December 31, 2015	—
Additions	6,612,264
Net income attributable to mezzanine classified non-controlling interests shareholders	444,657
Balances as of December 31, 2016	7,056,921

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

In June 2016, the Company issued 144,952,250 Class A ordinary shares to Newheight Holdings Ltd., a wholly owned subsidiary of Walmart, in connection with Walmart Transaction (Note 7).

The ordinary shares reserved for future exercise of the RSUs and share options were 93,722,508 and 130,816,834 as of December 31, 2015 and 2016, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

22.  Share repurchase program

In September 2015, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$1,000,000 worth of its ADSs over the following 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. The Company had no activity related to share repurchase program during the year ended December 31, 2015.

During the year ended December 31, 2016, the Company had repurchased 31,065,784 ADSs for US$800,000 on the open market, at a weighted average price of US$25.75 per ADS. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the Company entered into structured repurchase agreements involving the use of capped call options for the purchase of shares. The Company paid a fixed sum of cash upon execution of the agreements. Upon expiration of the agreements, if the closing market price of the Company’s common stock is at or above the pre-determined price (the “Strike Price”), the Company will have its initial investment returned with a premium in either cash or shares at the Company’s election. If the closing market price is below the Strike Price, the Company will receive the number of shares specified in the agreements. As the outcome of these arrangements is based entirely on the Company’s stock price and does not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction is recorded in equity. During the year ended December 31, 2016, the aggregate price that the Company paid to enter into these agreements was US$300,000. For those agreements that settled during the year ended December 31, 2016, the Company received approximately US$216,220 of cash. As of December 31, 2016, the Company had US$100,000 prepaid amount outstanding for the capped call options, which has been settled in cash in the first quarter of 2017 for US$107,239.

As of December 31, 2016, the remaining amount authorized under the share repurchase program was US$200,000.

23. Other comprehensive income/(loss)

Changes in the composition of accumulated other comprehensive income/(loss) for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/(losses) on available-for-sale securities	Total
	RMB	RMB	RMB
Balances as of December 31, 2013	(291,840)	23,222	(268,618)
Other comprehensive income/(loss)	(121,612)	14,105	(107,507)
Balances as of December 31, 2014	(413,452)	37,327	(376,125)
Other comprehensive income/(loss)	953,573	(22,622)	930,951
Balances as of December 31, 2015	540,121	14,705	554,826
Other comprehensive income	943,616	44,951	988,567
Balances as of December 31, 2016	1,483,737	59,656	1,543,393

Amounts included in accumulated other comprehensive loss are recorded net of their related income tax effects.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

24.  Share-based compensation

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation expenses recognized were RMB4,249,548, RMB1,193,945 and RMB 2,343,785, respectively.

(1)         Share incentive plan

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

As of December 31, 2016, the Group had reserved 147,179,881 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

1)             Employee awards

The RSUs and share options are generally scheduled to be vested over three to six years. One-third, one-fourth, one-fifth or one-sixth of the awards, depending on different vesting schedules of the Plans, shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years. Starting from the year ended December 31, 2016, certain awards had multiple tranches with tiered vesting commencement dates from 2016 to 2025, and each of the tranches is subject to a six-year vesting schedule.

RSUs

a) Service-based RSUs

A summary of activities of the service-based RSUs for the years ended December 31, 2014, 2015 and 2016 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014	27,150,848	3.77
Granted	14,588,400	8.43
Vested	(6,385,905)	3.71
Forfeited	(3,649,817)	5.07
Unvested at December 31, 2014	31,703,526	5.77
Granted	18,295,642	14.37
Vested	(7,130,556)	4.96
Forfeited	(3,934,276)	9.73
Unvested at December 31, 2015	38,934,336	9.56
Granted	58,376,008	12.85
Vested	(8,547,278)	7.93
Forfeited	(6,967,648)	10.66
Unvested at December 31, 2016	81,795,418	11.98

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB386,632, RMB690,742 and RMB1,589,623, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

24.  Share-based compensation (Continued)

1)             Employee awards (Continued)

As of December 31, 2016, there were RMB4,782,306 of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 6.2 years.

The total fair value and intrinsic value of RSUs vested was US$74,949, US$113,154 and US$110,115 during the years ended December 31, 2014, 2015 and 2016, respectively.

b) Performance-based RSUs

A summary of activities of the performance-based RSUs for the years ended December 31, 2014, 2015 and 2016 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2014	—	—
Granted	1,515,151	6.33
Vested	—	—
Forfeited	(48,493)	6.33
Unvested at December 31, 2014	1,466,658	6.33
Granted	—	—
Vested	(188,936)	6.33
Forfeited	(401,358)	6.33
Unvested at December 31, 2015	876,364	6.33
Granted	—	—
Vested	(118,540)	6.33
Forfeited	(447,822)	6.33
Unvested at December 31, 2016	310,002	6.33

The Company granted 1,515,151, nil and nil performance-based RSUs to its employees for the years ended December 31, 2014, 2015, and 2016, respectively.

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation expenses recognized by the Group for the performance-based RSUs granted were RMB14,124, RMB4,630, and RMB4,334, respectively.

As of December 31, 2016, there were RMB3,811 of unrecognized share-based compensation expenses related to the performance-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.1 years.

The total fair value and intrinsic value of RSUs vested was nil, US$2,347 and US$1,524 during the years ended December 31, 2014, 2015 and 2016, respectively.

Share options

The Company granted 2,745,000, 5,652,500 and nil service-based share options to its employees for the years ended December 31, 2014, 2015 and 2016, respectively.

A summary of activities of the service-based share options for the years ended December 31, 2014, 2015 and 2016 is presented below:

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

24.  Share-based compensation (Continued)

1)             Employee awards (Continued)

Share options	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$
Outstanding as of January 1, 2014	26,912,328	3.96	9.4	—
Granted	2,745,000	8.20
Exercised	(849,844)	3.96
Forfeited or cancelled	(2,606,232)	4.31
Expired	—
Outstanding as of December 31, 2014	26,201,252	4.37	8.5	189,729
Granted	5,652,500	13.17
Exercised	(2,694,404)	4.07
Forfeited or cancelled	(1,724,726)	6.07
Expired	—
Outstanding as of December 31, 2015	27,434,622	6.10	8.1	275,040
Granted	—
Exercised	(2,820,648)	3.97
Forfeited or cancelled	(2,954,958)	7.21
Expired	—
Outstanding as of December 31, 2016	21,659,016	6.23	7.3	142,433
Vested and expected to vest as of December 31, 2016	19,493,114	6.23	7.3	128,190
Exercisable as of December 31, 2016	8,952,222	5.02	6.9	69,274

There was no option granted during the year ended December 31, 2016. The weighted average grant date fair value of options granted for the years ended December 31, 2014 and 2015 was US$4.48 and US$5.59 per share, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was US$6,648, US$29,522 and US$23,796, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options. Cash received from the exercises of share options of the Company during the years ended December 31, 2014, 2015 and 2016 was nil, US$12,332 and US$12,454, respectively. Cash receivable from the exercises of share options of the Company as of December 31, 2015 and 2016 was US$1,992 and US$747, respectively.

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation expenses recognized by the Group for the share options granted were RMB115,469, RMB103,962 and RMB125,225, respectively. As of December 31, 2016, there were RMB161,679 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 4.3 years.

The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

	2014	2015
Expected volatility	52%~53%	33%~50%
Risk-free interest rate (per annum)	2.42%~3.50%	2.17%~2.65%
Exercise multiples	2.8	2.0~2.8
Expected dividend yield	—	—
Expected term (in years)	10.0	10.0
Fair value of the underlying shares on the date of option grants (US$)	6.33~12.51	11.57~14.69

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

24.  Share-based compensation (Continued)

1)             Employee awards (Continued)

The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a research study regarding exercise pattern from historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the implied volatility of the Company and the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

2)    Non-employee awards

RSUs

A summary of activities of the non-employee RSUs for the years ended December 31, 2014, 2015 and 2016 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2014	30,000	3.96
Granted	389,965	7.89
Vested	(5,000)	3.96
Unvested at December 31, 2014	414,965	7.65
Granted	300,000	12.94
Vested	(237,779)	7.56
Unvested at December 31, 2015	477,186	11.02
Granted	878,726	10.98
Vested	(145,514)	10.61
Forfeited	(158,000)	10.83
Unvested at December 31, 2016	1,052,398	11.07

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation expenses recognized for the non-employee RSUs granted were RMB15,917, RMB23,305 and RMB23,581, respectively.

As of December 31, 2016, there were RMB70,657 of unrecognized share-based compensation expenses related to the non-employee RSUs granted. The expenses are expected to be recognized over a weighted-average period of 5.0 years.

The total fair value and intrinsic value of RSUs vested was US$61, US$3,645 and US$1,841 during the years ended December 31, 2014, 2015 and 2016, respectively.

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

Share options

In May 2015, the board of directors approved a 10-year compensation plan for the Founder, Mr. Richard Qiangdong Liu. Under this plan, Mr. Richard Qiangdong Liu will receive RMB0.001 per year in cash salary and zero cash bonus during the 10-year period. Mr. Richard Qiangdong Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan, subject to a 10-year vesting schedule with 10% of the awards vesting on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the 10-year period.

For the years ended December 31, 2015 and 2016, total share-based compensation expenses recognized for the Founder’s share options granted were RMB240,024 and RMB318,156, respectively.

As of December 31, 2016, there were RMB846,458 of unrecognized share-based compensation expenses related to the Founder’s share options granted. The expenses are expected to be recognized over a weighted-average period of 8.4 years.

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

(2)         Share-based compensation of subsidiaries

In October 2015, JD Finance adopted a 2015 Share Incentive Plan (“2015 JD Finance Plan”), which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of JD Finance to employees, directors and consultants. The Company granted restricted shares units of JD Finance equivalent to approximately 7.25% and 2.94% of the subsidiary’s ordinary shares on a fully diluted basis in 2015 and 2016, respectively. The weighted average grant date fair value of the restricted share units granted was RMB4.25 and RMB7.17 for the years ended December 31, 2015 and 2016, respectively. Share-based compensation expenses recognized for the JD Finance RSUs granted during the years ended December 31, 2015 and 2016 were RMB95,664 and RMB260,581, respectively. As of December 31, 2016, the unrecognized compensation expenses related to 2015 JD Finance Plan was RMB681,437. The expenses are expected to be recognized over a weighted-average period of 5.5 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

25.  Net loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Numerator:
Net loss attributable to ordinary shareholders — basic	(12,953,998)	(9,107,940)	(3,806,790)
Net loss attributable to ordinary shareholders — diluted	(12,953,998)	(9,107,940)	(3,806,790)

Denominator:
Weighted average number of shares — basic	2,419,668,247	2,735,034,034	2,804,767,889
Weighted average number of shares — diluted	2,419,668,247	2,735,034,034	2,804,767,889

Basic net loss per share attributable to ordinary shareholders	(5.35)	(3.33)	(1.36)

Diluted net loss per share attributable to ordinary shareholders	(5.35)	(3.33)	(1.36)

Generally, basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

As a result of the modification of the Series A, A-1 and B Preferred Shares on September 21, 2010, the Series A, A-1 and B Preferred Shares were classified as separate classes of permanent equity securities with no senior or prior rights to ordinary shares, except for the dividend rights. Accordingly for the year ended December 31 2014, the “two-class” method was required to be used for the calculation of net loss per share. Since the Company did not declare any dividends for the year ended December 31 2014, the net loss per share attributable to each class would be the same under the “two-class” method for the year ended December 31 2014. As such, the three classes of shares have been presented on a combined basis in the Consolidated Statements of Operations and Comprehensive Loss and in the above computation of net loss per share.

Diluted net loss per share is computed using the weighted average number of ordinary shares, Series A, A-1 and B Preferred Shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares that were not included in the calculation of diluted net loss per share in the periods presented where their inclusion would be anti-dilutive include non-vested ordinary shares, RSUs and options to purchase ordinary shares of 63,453,677, 81,737,438 and 117,014,016 for the years ended December 31, 2014, 2015 and 2016 on a weighted average basis, respectively. For the year ended December 31 2014, the assumed conversion of the Series C Preferred Shares was anti-dilutive and excluded from the calculation of diluted net loss per share. For the year ended December 31, 2016, as JD Finance was in a loss position, the effect of redemption feature of JD Finance Preferred Shares was anti-dilutive and excluded from the calculation of diluted net loss per share.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

26.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2016:

Name of related parties	Relationship with the Group

Tencent and its subsidiaries (“Tencent Group”)	A shareholder of the Group
Shanghai Icson and its subsidiaries (“Shanghai Icson Group”)	An investee of the Group and has been fully acquired since April 2016
Staging Finance Holding Ltd. and its subsidiaries (“Staging Finance Group”)	An investee of the Group
China Business Infinite Co., Ltd. and its subsidiaries (“Business Infinite Group”)	An investee of the Group
Bitauto and its subsidiaries (“Bitauto Group”)	An investee of the Group
Tuniu and its subsidiaries (“Tuniu Group”)	An investee of the Group
Dada and its subsidiaries (“Dada Group”)	An investee of the Group

(a)         The Group entered into the following transactions with the major related parties:

	For the year ended December 31,
Transactions	2014	2015	2016
	RMB	RMB	RMB
Revenues:
Provision of fulfillment services and sales of goods to Staging Finance Group	—	1,016,286	667,495
Provision of fulfillment services and sales of goods to Business Infinite Group	—	112,541	27,549
Commission service revenue from cooperation on advertising business with Tencent Group	95,287	139,602	184,241
Online marketplace services provided to Tencent Group	272	111	52
Provision of fulfillment services and sales of goods to Shanghai Icson Group	164,811	6	—
Provision of fulfillment services and sales of goods to Dada Group	—	—	124,092
Traffic support, marketing and promotion services provided to Bitauto Group	—	445,526	610,722
Traffic support, marketing and promotion services provided to Tuniu Group	—	49,200	132,405
Traffic support, marketing and promotion services provided to Dada Group	—	—	41,409

Operating expenses:
Services and purchases from Shanghai Icson Group	103,976	168,875	20,871
Services and purchases from Tencent Group	88,076	195,805	244,644
Services from Dada Group	—	—	136,515

Other income:
Income from non-compete agreement with Dada Group	—	—	53,186

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately nil, 0.01% and 0.01% of total net revenues of the Group for the years ended December 31, 2014, 2015, and 2016, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.01%, 0.02%, and 0.03% of total operating expenses of the Group for the years ended December 31, 2014, 2015, and 2016, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

26.  Related party transactions (Continued)

(b)  The Group had the following balances with the major related parties:

	As of December 31,
	2015	2016
	RMB	RMB
Due from Tencent Group	520,094	962,002
Due from Shanghai Icson Group	105,176	—
Due from Staging Finance Group	183,260	95,021
Due from Dada Group	—	88,971
Total	808,530	1,145,994

Due to Tencent Group	(77,893)	(85,092)
Due to Business Infinite Group	(6,209)	(8,554)
Due to Tuniu Group	(721)	(12,311)
Due to Bitauto Group	(311)	—
Total	(85,134)	(105,957)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group	(2,599,742)	(1,989,020)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group	(611,015)	(478,610)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	—	(393,549)
Total	(3,210,757)	(2,861,179)

Other liabilities in relation to non-compete obligation to Dada Group	—	(523,296)
Total	—	(523,296)

As of December 31, 2015 and 2016, the Group recorded amount due from related parties other than the major related parties as stated above of RMB54,986 and RMB264,056, which represented approximately 0.50% and 1.34% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2015 and 2016, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties as stated above of RMB79,064 and RMB147,224, which represented approximately 0.19% and 0.19% of the Group’s total accounts payable, accrued expenses and other current liabilities, deferred revenues and other non-current liabilities, respectively. The Group believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

27.  Segment reporting

The Group has determined that it operates in two operating segments: (1) JD Mall, (2) New Businesses. JD Mall represents traditional e-commerce business. New businesses include JD Finance, O2O, insurance, technology initiatives as well as overseas business. New businesses also include the business of Paipai.com for the years ended December 31, 2014 and 2015.

The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets, share-based compensation expenses and certain operating expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of  the Group’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2014, 2015 and 2016.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

27.  Segment reporting (Continued)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net revenues:
JD Mall	114,789,808	180,951,872	258,131,979
New Businesses	632,724	2,014,242	4,572,335
Inter-segment*	(420,215)	(1,690,689)	(2,582,669)
Total consolidated net revenues	115,002,317	181,275,425	260,121,645

Operating income/(loss):
JD Mall	194,597	479,071	2,289,359
New Businesses**	(691,478)	(2,339,289)	(1,784,903)
Inter-segment*	53,471	275,832	452,034
Total segment operating income/(loss)	(443,410)	(1,584,386)	956,490
Unallocated expenses (***)	(5,359,027)	(4,886,600)	(3,101,387)
Total consolidated operating loss	(5,802,437)	(6,470,986)	(2,144,897)
Total other income/(expense)	825,403	(2,660,782)	(1,089,327)
Loss before tax	(4,977,034)	(9,131,768)	(3,234,224)

(*) The inter-segment eliminations mainly consist of revenues related to payment processing and financing services provided by JD Finance to JD Mall, and promotion and advertising services provided by JD Mall to New Businesses.

(**) The operating loss of New Businesses included the interest revenue of RMB94, 618, RMB384, 139 and RMB1, 397, 799 for the years ended December 31, 2014, 2015 and 2016, respectively, and interest expense of nil, nil and RMB845, 074 for the years ended December 31, 2014, 2015 and 2016, respectively.

(***) Unallocated items include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

As of December 31, 2016 and December 31, 2015, the balances of consumer financing, supply chain financing and business financing that affected the balances of accounts receivable, advance to suppliers, loan receivables, amount due from related parties, other non-current assets and accounts payable were as follows:

The balances of consumer financing and business financing of RMB14.3 billion, RMB0.6 billion as of December 31, 2016 and RMB6.4 billion, RMB0.3 billion as of December 31, 2015, respectively were included in the accounts receivables, net.

The balances of supply chain financing of RMB1.2 billion as of December 31, 2016, and RMB0.2 billion as of December 31, 2015, respectively were included in advance to suppliers.

The balances of consumer financing and supply chain financing provided in the marketplace business of RMB9.3 billion, RMB3.4 billion as of December 31, 2016 and RMB2.6 billion, RMB1.1 billion as of December 31, 2015, respectively were included in loan receivables.

The balances of business financing of RMB0.1 billion as of December 31, 2016 and RMB0.2 billion as of December 31, 2015, respectively were included in amount due from related parties.

The balances of consumer financing of RMB1.7 billion as of December 31, 2016 and RMB1.0 billion as of December 31, 2015, respectively were included in other non-current assets.

The balances of supply chain financing of RMB7.0 billion as of December 31, 2016 and RMB4.7 billion as of December 31, 2015, respectively were net off in the accounts payable.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

28.  Employee benefit

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB903,494, RMB1,815,532 and RMB2,798,830 for the years ended December 31, 2014, 2015 and 2016, respectively.

29.  Lines of credit

As of December 31, 2016, the Group had agreements with 21 PRC commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB21,660,000. The Company was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2016.

As of December 31, 2016, under the lines of credit, the Company had RMB2,000,000 outstanding for the liquidity loans, RMB8,841,710 reserved for the issuance of bank acceptance, RMB187,662 reserved for the bank guarantee and RMB826,973 outstanding for the bank factoring.

30.  Commitments and contingencies

Operating lease commitments

The Group leases office, fulfillment centers and bandwidth under non-cancelable operating lease agreements. The rental and bandwidth leasing expenses were RMB1,084,264, RMB1,917,683 and RMB2,833,736 for the years ended December 31, 2014, 2015 and 2016, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.

Future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

	Office and fulfillment centers rental	Bandwidth leasing	Total
	RMB	RMB	RMB

2017	1,821,161	263,319	2,084,480
2018	1,112,847	116,758	1,229,605
2019	708,482	99,325	807,807
2020	534,364	23,533	557,897
2021	283,150	1,380	284,530
2022 and Thereafter	413,337	5,312	418,649
	4,873,341	509,627	5,382,968

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1,920,971 as of December 31, 2016. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Long-Term Debt Obligations

The Group’s long-term debt obligations include unsecured senior notes and nonrecourse securitization debt which consists of asset-backed debt securities issued in connection with securitization of certain financial assets. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes has been disclosed in Note 15. The expected repayment amount of the nonrecourse securitization debt is approximately RMB9,389,213 and RMB4,077,627 for the years ended December 31, 2017 and 2018, respectively.

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

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2014, 2015 and 2016.

31.  Restricted net assets

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

Amounts restricted include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, totaling approximately RMB29,080,653 as of December 31, 2016; therefore in accordance with Rules 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 are disclosed in Note 33.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

32.  Subsequent events

On March 1, 2017, JD.com entered into definitive agreements relating to the reorganization of JD Finance, which runs JD.com’s internet finance business. Pursuant to the definitive agreements, JD.com will dispose of all its equity stake of 68.6% in JD Finance so that JD.com will hold neither legal ownership nor effective control of JD Finance, and will receive approximately RMB14,300,000 in cash upon transaction closing and 40% of the future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis. In addition, JD.com will be able to convert its profit sharing right with respect to JD Finance into 40% of JD Finance’s equity interest, subject to applicable regulatory approvals.

Mr. Richard Qiangdong Liu, JD.com’s Chairman of the Board and Chief Executive Officer, will acquire an approximately 4.3% equity stake of JD Finance at the same price as third-party investors and pursuant to the same set of definitive agreements. Mr. Richard Qiangdong Liu will also obtain a majority of voting rights in JD Finance through his equity stake and voting proxy and/or other arrangement with other investors and ESOP participants.

The transactions contemplated under the definitive agreements are subject to certain closing conditions, and are currently expected to close in mid-2017. The Group is still in process of evaluating the accounting impact of the transactions.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

33.  Parent company only condensed financial information

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2016.

Condensed Balance Sheets

	As of December 31,
	2015	2016
	RMB	RMB	US$
			Note 2(h)
ASSETS
Current assets:
Cash and cash equivalents	8,942,549	6,116,574	880,970
Prepayments and other current assets	11,349	38,160	5,496
Total current assets	8,953,898	6,154,734	886,466
Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	16,523,355	30,006,536	4,321,840
Investment securities	103,363	38,226	5,506
Intangible assets, net	5,056,644	4,615,708	664,800
Total non-current assets	21,683,362	34,660,470	4,992,146
Total assets	30,637,260	40,815,204	5,878,612

LIABILITIES
Current liabilities:
Accrued expenses and other liabilities	54,227	91,292	13,150
Total current liabilities	54,227	91,292	13,150
Non-current liabilities:
Unsecured senior notes	—	6,831,012	983,870
Total non-current liabilities	—	6,831,012	983,870
Total liabilities	54,227	6,922,304	997,020

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,313,578,195 Class A ordinary shares issued and 2,287,701,055 outstanding, 480,178,455 Class B ordinary shares issued and 454,289,431 outstanding as of December 31, 2015; 2,467,134,904 Class A ordinary shares issued and 2,384,954,010 outstanding, 471,573,995 Class B ordinary shares issued and 451,490,387 outstanding as of December 31, 2016)	358	377	54
Additional paid-in capital	48,393,126	59,258,417	8,534,987
Statutory reserves	55,560	132,938	19,147
Treasury stock	(3)	(5,181,880)	(746,346)
Accumulated deficit	(18,420,834)	(21,860,345)	(3,148,545)
Accumulated other comprehensive income	554,826	1,543,393	222,295
Total shareholders’ equity	30,583,033	33,892,900	4,881,592
Total liabilities and shareholders’ equity	30,637,260	40,815,204	5,878,612

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

33.  Parent company only condensed financial information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				Note 2(h)
Operating expenses
Marketing	(915,455)	(1,221,580)	(1,218,760)	(175,538)
General and administrative	(3,834,699)	(445,095)	(577,350)	(83,156)
Loss from operations	(4,750,154)	(1,666,675)	(1,796,110)	(258,694)
Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(449,816)	(7,520,216)	(1,948,761)	(280,678)
Interest income	183,294	143,757	55,373	7,975
Interest expense	—	—	(164,910)	(23,752)
Others, net	20,318	(64,806)	47,618	6,858
Net loss	(4,996,358)	(9,107,940)	(3,806,790)	(548,291)
Preferred shares redemption value accretion	(7,957,640)	—	—	—
Net loss attributable to ordinary shareholders	(12,953,998)	(9,107,940)	(3,806,790)	(548,291)

Net loss	(4,996,358)	(9,107,940)	(3,806,790)	(548,291)
Other comprehensive loss:
Foreign currency translation adjustments	(121,612)	953,573	943,616	135,909
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains/(losses), nil of tax	71,286	(238,852)	(78,792)	(11,349)
Reclassification adjustment for (gains)/losses recorded in net income, nil of tax	(57,181)	216,230	123,743	17,823
Net unrealized gains/(losses) on available-for-sale securities	14,105	(22,622)	44,951	6,474
Total other comprehensive income/(loss)	(107,507)	930,951	988,567	142,383
Total comprehensive loss	(5,103,865)	(8,176,989)	(2,818,223)	(405,908)

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

33.  Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				Note 2(h)
Net cash provided by/(used in) operating activities	101,150	169,018	(33,756)	(4,861)

Cash flows from investing activities:
Purchase of short-term investments	(6,119,000)	—	—	—
Maturity of short-term investments	—	6,367,600	—	—
Purchases of investment securities	—	(92,090)	—	—
Cash received from disposal of investment securities	—	—	16,440	2,368
Prepayments and investments in subsidiaries, VIEs and VIEs’ subsidiaries	(4,264,147)	(5,695,660)	(3,733,972)	(537,804)
Cash received from business combination, net of cash acquired	1,313,753	—	—	—
Net cash provided by/(used in) investing activities	(9,069,394)	579,850	(3,717,532)	(535,436)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	17,447,653	—	—	—
Repurchase of ordinary shares	—	—	(5,338,274)	(768,871)
Purchase of capped call options	—	—	(2,007,100)	(289,083)
Proceeds from settlement of capped call options	—	—	1,463,218	210,747
Proceeds from issuance of ordinary shares pursuant to stock plans	—	75,713	82,396	11,867
Proceeds from unsecured senior notes, net of discount and debt issuance costs	—	—	6,355,969	915,450
Net cash provided by financing activities	17,447,653	75,713	556,209	80,110

Effect of exchange rate changes on cash and cash equivalents	(363,082)	(10,834)	369,104	53,162
Net increase/(decrease) in cash and cash equivalents	8,116,327	813,747	(2,825,975)	(407,025)
Cash and cash equivalents at beginning of year	12,475	8,128,802	8,942,549	1,287,995
Cash and cash equivalents at end of year	8,128,802	8,942,549	6,116,574	880,970

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented in the Condensed Balance Sheets as “Investment in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ loss are presented as “Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries” in the Condensed Statements of Operations and Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.