Form 20-F
period 2017-12-31
JD.com, Inc.
filed 2018-04-27
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017.

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

2,407,382,890 Class A ordinary shares (excluding the 69,963,700 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 461,362,309 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2017.

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

•                  “GMV” are to the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned, excluding orders on Paipai.com. GMV includes the value from orders placed on our websites and mobile apps as well as orders placed on third-party websites and mobile apps that are fulfilled by us or by our third-party merchants. Our calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer. We believe that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period and is only useful for the purposes of industry and peer comparisons. Therefore, it should not be used as a financial metric. GMV of all periods presented in this annual report is calculated based on this definition;

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

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.            Selected Financial Data

The following table presents the selected consolidated financial information for our company. As of June 30, 2017, we deconsolidated our finance business, which we refer to as JD Finance, as a result of the reorganization of JD Finance. Accordingly, JD Finance’s historical financial results for periods from January 1, 2015 to June 30, 2017 are reflected in our consolidated financial statements as discontinued operations. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information. The selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017, selected consolidated balance sheets data as of December 31, 2016 and 2017 and selected consolidated cash flows data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. JD Finance is reflected as discontinued operations in these selected consolidated financial statements. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2014, selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015 and selected consolidated cash flows data for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report, and JD Finance is not reflected as discontinued operations in these selected consolidated financial statements as the impact of JD Finance was not material during these periods. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net revenues:
Net product revenues (formerly known as online direct sales)	67,018	108,549	167,936	237,944	331,824	51,000
Net service revenues (formerly known as services and others)	2,322	6,453	13,106	20,346	30,508	4,689
Total net revenues	69,340	115,002	181,042	258,290	362,332	55,689
Operating expenses(1)(2)(3):
Cost of revenues	(62,496)	(101,631)	(158,960)	(222,935)	(311,517)	(47,879)
Fulfillment	(4,109)	(8,067)	(12,367)	(18,560)	(25,865)	(3,975)
Marketing	(1,590)	(4,010)	(7,233)	(10,159)	(14,918)	(2,293)
Technology and content	(964)	(1,836)	(2,902)	(4,453)	(6,652)	(1,022)
General and administrative	(760)	(5,260)	(2,188)	(3,436)	(4,215)	(648)
Impairment of goodwill and intangible assets	—	—	(2,750)	—	—	—
Total operating expenses	(69,919)	(120,804)	(186,400)	(259,543)	(363,167)	(55,817)
Loss from operations	(579)	(5,802)	(5,358)	(1,253)	(835)	(128)
Other income/(expense):
Share of results of equity investees	—	—	(2,852)	(2,782)	(1,927)	(296)
Interest income	344	638	673	1,227	2,530	389
Interest expense	(8)	(29)	(73)	(619)	(964)	(148)
Others, net	193	216	(147)	1,544	1,317	201
Income/(loss) before tax	(50)	(4,977)	(7,757)	(1,883)	121	18
Income tax benefits/(expenses)	0	(19)	15	(166)	(140)	(21)
Net loss from continuing operations			(7,742)	(2,049)	(19)	(3)
Net income/(loss) from discontinued operations, net of tax			(1,376)	(1,365)	7	1
Net loss	(50)	(4,996)	(9,118)	(3,414)	(12)	(2)
Net loss from continuing operations attributable to non-controlling interests shareholders			(10)	(48)	(135)	(21)
Net loss from discontinued operations attributable to non-controlling interests shareholders			—	(4)	(5)	(1)
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders			—	445	281	43
Preferred shares redemption value accretion	(2,435)	(7,958)	—	—	—	—
Net income/(loss) from continuing operations attributable to ordinary shareholders			(7,732)	(2,001)	116	18
Net loss from discontinued operations attributable to ordinary shareholders			(1,376)	(1,806)	(269)	(41)
Net loss attributable to ordinary shareholders	(2,485)	(12,954)	(9,108)	(3,807)	(153)	(23)
Net income/(loss) per share
Basic
Continuing operations			(2.83)	(0.71)	0.04	0.01
Discontinued operations			(0.50)	(0.64)	(0.09)	(0.01)
Net loss per share	(1.47)	(5.35)	(3.33)	(1.36)	(0.05)	(0.01)

Diluted
Continuing operations			(2.83)	(0.71)	0.04	0.01

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Discontinued operations			(0.50)	(0.64)	(0.09)	(0.01)
Net loss per share	(1.47)	(5.35)	(3.33)	(1.36)	(0.05)	(0.01)

Net income/(loss) per ADS(4)
Basic
Continuing operations			(5.65)	(1.43)	0.08	0.01
Discontinued operations			(1.01)	(1.29)	(0.19)	(0.03)
Net loss per ADS	(2.93)	(10.71)	(6.66)	(2.71)	(0.11)	(0.02)

Diluted
Continuing operations			(5.65)	(1.43)	0.08	0.01
Discontinued operations			(1.01)	(1.29)	(0.18)	(0.03)
Net loss per ADS	(2.93)	(10.71)	(6.66)	(2.71)	(0.11)	(0.02)

Weighted average number of shares:
Basic	1,694,495,048	2,419,668,247	2,735,034,034	2,804,767,889	2,844,826,014	2,844,826,014
Diluted	1,694,495,048	2,419,668,247	2,735,034,034	2,804,767,889	2,911,461,817	2,911,461,817

(1)         Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	—	—	(8)	(17)	(28)	(4)
Fulfillment	(81)	(129)	(164)	(332)	(426)	(65)
Marketing	(9)	(24)	(48)	(87)	(136)	(21)
Technology and content	(33)	(79)	(209)	(470)	(671)	(103)
General and administrative	(138)	(4,018)	(648)	(1,154)	(1,520)	(234)

(2)         Amortization of intangible assets resulting from assets and business acquisitions are allocated in operating expense items as follows. See Item 17 of Part III, “Financial Statements—Note 8—Business Combination” for details of significant business combination transactions.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(13)	(21)	(10)	(93)	(164)	(25)
Marketing	—	(925)	(1,225)	(1,222)	(1,222)	(188)
Technology and content	—	(19)	(24)	(46)	(84)	(13)
General and administrative	—	(146)	(180)	(248)	(308)	(47)

(3)         In April 2017, leveraging our advanced technology and logistics expertise, we established JD Logistics, a new business group under JD.com, to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to merchants and other third parties are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that has been reclassified to conform to the current period financial statement presentation were RMB1,664 million and RMB2,561 million for the years ended December 31, 2015 and 2016, respectively. The fulfillment expenses related to logistics services provided to merchants and other third parties for the years ended December 31, 2013 and 2014 were not reclassified to cost of revenues as the impact was not material.

(4)         Each ADS represents two Class A ordinary shares.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	10,812	16,915	17,864	15,567	25,688	3,948
Restricted cash	1,887	3,038	2,115	2,294	4,110	632
Short-term investments	1,903	12,162	2,780	6,548	8,588	1,320
Inventories, net	6,386	12,191	20,540	28,909	41,700	6,409
Accounts receivable, net	502	2,301	8,194	16,141	16,359	2,514
Investment in equity investees	37	587	8,713	14,629	18,551	2,851
Total assets	26,010	66,493	85,015	160,374	184,055	28,289
Accounts payable	11,019	16,364	29,819	46,036	74,338	11,425
Nonrecourse securitization debt	—	—	3,334	11,549	17,160	2,637
Unsecured senior notes	—	—	—	6,831	6,447	991
Total liabilities	16,770	28,995	54,294	119,154	131,666	20,237
Total mezzanine equity	7,173	—	—	7,057	—	—
Total JD.com, Inc. shareholders’ equity	2,067	37,498	30,583	33,893	52,041	7,999
Number of outstanding ordinary shares	1,715,087,336	2,731,718,357	2,741,990,486	2,836,444,397	2,852,663,429	2,852,663,429

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by continuing operating activities			3,038	9,994	27,307	4,197
Net cash used in discontinued operating activities			(1,342)	(1,227)	(2,486)	(382)
Net cash provided by operating activities	3,570	1,290	1,696	8,767	24,821	3,815
Net cash used in continuing investing activities			(7,809)	(17,758)	(21,725)	(3,339)
Net cash provided by/(used in) discontinued investing activities			2,018	(30,511)	(15,773)	(2,424)
Net cash used in investing activities	(2,671)	(13,478)	(5,791)	(48,269)	(37,498)	(5,763)
Net cash provided by continuing financing activities			3,835	8,649	5,180	796
Net cash provided by discontinued financing activities			865	32,050	14,055	2,160
Net cash provided by financing activities	2,795	18,392	4,700	40,699	19,235	2,956
Effect of exchange rate changes on cash and cash equivalents	(59)	(101)	344	711	(642)	(99)
Net increase in cash and cash equivalents	3,635	6,103	949	1,908	5,916	909
Cash and cash equivalents at beginning of year	7,177	10,812	16,915	17,864	19,772	3,039
Cash and cash equivalents at end of year	10,812	16,915	17,864	19,772	25,688	3,948
Less: Cash and cash equivalents of discontinued operations at end of year			3,882	4,205	—	—
Cash and cash equivalents of continuing operations at end of year			13,982	15,567	25,688	3,948

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the exchange rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

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

Our business has grown substantially in recent years, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our fulfillment infrastructure and technology platform, increase our product offerings and hire more employees. For example, we plan to continue to build larger, custom-designed warehouses. We have already launched our custom-designed warehousing facilities in nine cities. In addition, we are in the process of constructing the warehousing facilities in twelve cities. We also plan to continue to establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In 2017, we recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform, and we will continue to invest significant resources in training, managing and motivating our workforce. In addition, as we continued to increase our product offerings, we will need to work with a large number of new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We have incurred significant net losses and we may continue to experience significant losses in the future.

We have incurred significant net losses since our inception. We had net losses from continuing operations of RMB7,742 million, RMB2,049 million and RMB19 million (US$3 million) in 2015, 2016 and 2017, respectively. We had accumulated deficits of RMB18,421 million, RMB21,860 million and RMB22,235 million (US$3,417 million) as of December 31, 2015, 2016 and 2017, respectively.

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

We operate three 24-7 customer service centers in Suqian and Yangzhou, Jiangsu Province, and Chengdu, Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2017, we had a total of 9,085 full-time customer service representatives at these three centers. There is no assurance that we will be able to provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. We have been making progress in leveraging artificial intelligence technologies to generate personalized recommendations to customers for products in which they may be potentially interested. Each product page typically has recommendations of other products that are often purchased together with that product. In addition, our websites make recommendations to customers according to a comprehensive dataset compiled based on customer’s behavior. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior, to provide accurate and reliable information. Our customers choose to purchase authentic and quality products on our websites due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our websites at attractive prices, they may lose interest in us and visit our websites less frequently or even stop visiting our websites altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We plan to further expand our fulfillment infrastructure. If we are not able to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2017, we operated regional fulfillment centers in seven cities, front distribution centers in 27 cities and other additional warehouses in another 44 cities. Our comprehensive fulfillment facilities covered almost all counties and districts across China, and we employed 117,943 warehouse and delivery personnel as of the same date. We are constructing larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. Furthermore, we hired additional employees in 2017 to strengthen our fulfillment capabilities. In April 2017, we also opened up our fulfillment infrastructure and established a new business group, JD Logistics, to provide integrated supply chain and logistics services to third-party businesses across a wide range of industries. JD Logistics provides these businesses with comprehensive supply chain solutions, including warehousing, transportation, delivery, after-sales service, among others. JD Logistics has experienced rapid growth since its inception. However, the increase in demand for our logistics services may result in additional challenges in operating our fulfillment infrastructure. For example, increasing volume of parcels may cause delay for our delivery services, or we may be required to make significant capital expenditure to further expand our existing fulfillment facilities to handle the increasing orders both from our online marketplace and from third-party businesses.

We also plan to continue to establish more fulfillment facilities in additional locations, including those smaller and less developed areas, to further enhance our ability to deliver products to customers directly ourselves. As we continue to add fulfillment and warehouse capability and expand our reach to those smaller, less-developed areas, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.

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

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites, mobile apps and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks.

In recent years, we have expanded our product offerings to include a wide range of products including clothing, handbags, furniture, cosmetics, food, books, toys, fitness equipment and fresh produce. Expansion into diverse new product categories and substantially increased number of products involves new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment, and they may not be returnable.

Our net inventories have increased significantly in recent periods, from RMB20,540 million as of December 31, 2015 to RMB28,909 million as of December 31, 2016 and further to RMB41,700 million (US$6,409 million) as of December 31, 2017. Our annual inventory turnover days were 36.4 days in 2015, 37.6 days in 2016 and 38.1 days in 2017. Annual inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We have experienced rapid growth since we commenced our online retail business in 2004. Our total net revenues increased from RMB69,340 million in 2013 to RMB362,332 million (US$55,689 million) in 2017, for a four-year compound annual growth rate (CAGR) of 51.2%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, including decreasing consumer spending, increasing competition, slowing growth of the China retail or China online retail industry, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB7,233 million, RMB10,159 million and RMB14,918 million (US$2,293 million) of marketing expenses in 2015, 2016 and 2017, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers for our direct sales business. We had over 15,000 suppliers as of December 31, 2017. Our suppliers include manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for direct sales business were 44.0 days in 2015, 52.0 days in 2016 and 59.1 days in 2017. Annual accounts payable turnover days are the quotient of average accounts payable for direct sales business over five quarter ends to total cost of revenues and then multiplied by 360 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Any interruption in the operation of our regional fulfillment centers, front distribution centers, other additional warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the smooth operation of our regional fulfillment centers, front distribution centers, other additional warehouses, and our delivery and pickup stations. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our regional fulfillment centers were rendered incapable of operations, then we may be unable to fulfill any orders in any of the provinces that rely on that center. In addition, those events that could damage our fulfillment infrastructure, such as fire and flood, may also result in damages to our inventory stored in or delivered through our fulfillment infrastructure, and in such event, we would incur losses as a result. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested and will continue to invest significant sums in expanding our fulfillment infrastructure and upgrading our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB7.9 billion (US$1.2 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2017. We also paid significant amounts for upgrading our technology platform during the same periods. We expect to continue to invest heavily in our fulfillment and technology capabilities for a number of years. We also intend to continue to add resources to our fulfillment infrastructure and technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

Moreover, our heavy investment in building our own fulfillment infrastructure may put us at a competitive disadvantage against those competitors who primarily rely on third-party fulfillment services and focus their investment on improving other aspects of their businesses. We have designed our own fulfillment infrastructure to satisfy our business and operation requirements and to accommodate our fast growth, but there is no guarantee that we will be successful in meeting our objectives or that our own fulfillment structure will function more effectively and efficiently than third-party solutions.

We use third-party couriers to deliver some orders, and our third-party sellers use couriers to deliver a significant number of orders. If these couriers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure, particularly in smaller and less developed areas. We may also use third-party service providers to ship products from our regional fulfillment centers or front distribution centers to delivery stations or to deliver bulky item products. Third-party sellers also use third-party couriers if they do not make use of our delivery services. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party couriers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Our online marketplace is subject to risks associated with third-party sellers.

As of December 31, 2017, there were over 170,000 third-party sellers on our online marketplace. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. Many of our third-party sellers use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our websites. If any third-party seller does not control the quality of the products that it sells on our websites, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our websites, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party seller, the reputation of our online marketplace and our JD brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. In 2016, we completely closed down the website of Paipai.com. The shut-down of the Paipai C2C platform is in line with our policy to combat the marketing and sale of counterfeit products. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

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

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as the following:

•                  In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million, as consideration for newly issued ordinary shares of Bitauto Holdings Limited, or Bitauto, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry, and also invested US$100 million in newly issued series A preferred shares of Yixin Group Limited, or Yixin, an HKEx-listed company that operates a leading online automobile retail transaction platform and subsidiary of Bitauto. In June and August 2016, we, together with certain other investors, made additional investments to purchase equity securities issued by Bitauto and Yixin.

•                  In May 2015, we invested a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for newly issued Class A ordinary shares of Tuniu Corporation, or Tuniu, a NASDAQ-listed and leading online leisure travel company in China.

•                  In April 2016, we completed the transaction with Dada Nexus Limited, or Dada, China’s largest crowdsourcing delivery company, pursuant to which our O2O business, JD Daojia, became a subsidiary of Dada and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. In December 2017, we exercised our warrant to acquire additional equity interest in Dada and upon the exercise, we owned approximately 49.3% equity interest of Dada on a fully diluted basis.

•                  In June 2016, we acquired Yihaodian marketplace platform assets from Wal-Mart Stores, Inc., or Walmart, an NYSE-listed company, including the Yihaodian brand, websites and mobile apps, and entered into strategic cooperation arrangements with Walmart. Concurrently we issued approximately 5% of our then total issued and outstanding shares on a fully diluted basis to a subsidiary of Walmart.

•                  In August 2016, we completed our investment of RMB4.23 billion (US$610 million) for newly issued ordinary shares of Yonghui Superstores Co., Ltd, or Yonghui, a company listed on the Shanghai Stock Exchange and a leading hypermarket and supermarket operator in China.

•                  In June 2017, we invested US$397 million in cash as consideration to acquire certain newly issued preferred shares of Farfetch.com Limited, or Farfetch, the leading global e-commerce platform for the fashion industry and certain ordinary shares and preferred shares from certain existing shareholders of Farfetch.

•                  In August 2017, we entered into a conditional share subscription agreement with China United Network Communications Limited, or China Unicom, a company listed on the Shanghai Stock Exchange and a Chinese telecommunications operator in relation to our investment of approximately RMB5 billion (US$768 million) in cash to subscribe for certain privately issued shares of China Unicom. Concurrently, we, through a PRC affiliate, also entered into a strategic business cooperation agreement with China Unicom.

•                  In December 2017, we, along with Tencent, entered into a share subscription agreement to subscribe for newly issued Class A ordinary shares of Vipshop Holdings Limited, or Vipshop, an NYSE-listed online discount retailer for brands in China. We also purchased the ADSs of Vipshop from open market. As of December 31, 2017, we cumulatively invested approximately US$425 million in cash as consideration for Class A ordinary shares of Vipshop (including the ADSs). In December 2017, we also entered into a business cooperation agreement with Vipshop.

•                  In January 2018, a PRC subsidiary of us, along with a PRC subsidiary of Tencent, entered into a strategic partnership agreement with Dalian Wanda Commercial Properties Co., Ltd., or Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China, and its major shareholder, Dalian Wanda Group Co., Ltd. Pursuant to the agreement, we will invest RMB5 billion (US$768 million) to purchase the shares of Wanda Commercial Properties from its existing shareholders.

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

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. We periodically review goodwill and investments for impairment. In November 2015, we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired. Moreover, we share the results of the investments which we account for as equity method investments, although we have no control on the factors and risks that affect their business, results of operations and financial condition. In 2017, our share of results of equity investees was a loss of RMB1.9 billion (US$0.3 billion), primarily attributable to losses picked up from our equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. When our share of losses in the equity investees equals or exceeds our interest in the equity investees, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investees. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results.

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

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2017, we employed a total of 117,943 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our websites, or for products sold on our websites or content posted on our websites that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from over 15,000 suppliers as of December 31, 2017. Third-party sellers on our online marketplace are separately responsible for sourcing the products they sell on our websites. As of December 31, 2017, we had over 170,000 third-party sellers on our online marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border e-commerce business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.

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

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. Almost all of our sales of products are made online through our websites and mobile apps, and the fulfillment services we provide to third-party sellers are related to sales of their products through our websites and mobile apps. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our websites or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our websites. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

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

Almost all of our sales of products are made online through our websites and mobile apps, and the fulfillment services we provide to third-party sellers are related to sales of their products through our websites and mobile apps. Our business depends on the performance and reliability of the internet infrastructure in China. The availability of our websites depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our websites. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our websites and mobile apps and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites and mobile apps. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as artificial intelligence, or AI, big data and cloud. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

A significant challenge to the online retail industry is the secure storage of confidential information and its secure transmission over public networks. Almost all of the orders and some of the payments for products we offer are made through our websites and our mobile apps. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. In addition, with the rapid development of our AI, big data and cloud technologies and services, we have accumulated a large volume of data, which covers customer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, customer service information, among others. We also formed strategic partnerships with some leading mobile internet companies to leverage their powerful big data resources, massive user bases and AI-driven technologies. Maintaining complete security for the storage and transmission of confidential information on our technology platform is essential to maintaining our operating efficiency and customer confidence as well as complying with the applicable laws and standards.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our websites and use of our mobile apps. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners including strategic partners or third-party providers of online payment services through which some of our customers may choose to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our websites’ or mobile apps’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network (CSDN) in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny. As online retail industry and AI technology continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. For example, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which will take effect in May 2018. Pursuant to this new standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal data controller should collect information in accordance with the principles of legality and minimization and should also obtain a consent from the information provider. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

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

We accept payments using a variety of methods, including payment on delivery, bank transfers, online payments through various third-party online payment platforms such as Weixin Pay, JD Pay, UnionPay, etc. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. Although we deliver a majority of the orders directly to customers ourselves, we use contracted third-party couriers to service areas that are not directly covered by our delivery network. Given that customers place their orders online but often choose the cash-on-delivery option, the delivery personnel of our contracted third-party couriers collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery, return and exchange policies may materially and adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended Consumer Protection Law, which became effective in March 2014, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Product Quality and Consumer Protection.” These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

If JD Finance is unable to successfully manage its business or conflicts that could arise between us and JD Finance are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected as a result.

As of June 30, 2017, JD Finance has been deconsolidated from our company as a result of the reorganization of JD Finance. After the reorganization, we do not have legal ownership or effective control of JD Finance. Mr. Richard Qiangdong Liu, our chairman and chief executive officer, has a majority of the voting interests in JD Finance through his equity stake and voting arrangements.

JD Finance currently provides us with certain payment services on a non-exclusive basis and may provide additional services to us in the future. If after the reorganization, JD Finance were not able to successfully manage its risks such as credit risks, its ability to continue to deliver payment and other services to us may be undermined. In such event, JD Finance might seek to amend the terms of its agreements and arrangements with us, which could potentially result in a conflict of interest. Other conflicts of interest between us and JD Finance may arise relating to commercial or strategic opportunities or initiatives. Although we and JD Finance have each agreed to certain non-competition undertakings after the reorganization, we cannot assure you that JD Finance would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If JD Finance is unable to successfully manage its business or conflicts of interest that could arise between us and JD Finance are not resolved in our favor, our business, financial condition, results of operations and prospectus could be materially and adversely affected.

In addition, after the reorganization of JD Finance, we continue to license certain of our intellectual properties, including our “JD” brand and related trademarks and domain names, to JD Finance in exchange for the right to receive 40% of the pre-tax profit of JD Finance, subject to certain conditions and potential proportional dilution as a result of any future equity financings and ESOP pool increases of JD Finance. While we do not control JD Finance, because of JD Finance’s ability to continue to use our brand, our close association with JD Finance and overlapping user base, events that negatively affect JD Finance, for example, alleged engagement in inappropriate activities, involvement in any legal or administrative proceedings, or negative publicity, could also negatively affect customers’, regulators’ and other third parties’ perception of us and our JD brand, harm our credibility and reputation and adversely affect our business.

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

Approximately 4% of the lessors of our leased warehouses, approximately 11% of the lessors of our leased offices, and approximately 5% of the lessors of our leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Transport, the State Post Bureau and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of the date of this annual report, we have one cross-provincial Courier Service Operation Permit that allows Jingbangda, a subsidiary of Xi’an Jingdong Xincheng, one of our consolidated variable interest entities providing logistics services, to operate an express delivery business in 31 provinces and 424 cities in China. As of December 31, 2017, Jingbangda and its 1,268 branches had obtained Courier Service Operation Permits. As of the same date, Xi’an Jingdong Xincheng and its branches, Jingbangda and its 23 branches had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China and for additional Road Transportation Operation Permits for Xi’an Jingdong Xincheng and its 11 branches and Jingbangda’s branches from the appropriate level of government authorities and obtaining necessary licenses for all of our vehicles used for transporting goods. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

In addition, we issue one type of prepaid cards which may be used to buy the products sold on our websites. Due to licensing requirement, currently such prepaid cards can only be used to purchase merchandises directly sold by us.

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

We provide payment by installments to certain qualified customers for purchasing relevant products sold on our websites. These payment services may be deemed to be providing consumer loans. If so, an approval for consumer finance company from the relevant authority is required, and we cannot assure you that we can obtain such approval in a timely manner, or at all.

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

As online retail is evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. For example, in May 2016, new administrative measures were promulgated to regulate the publication market in replacement of the old measures promulgated in 2011. The new measures require an entity or individual engaged in the distribution of publications via the internet or other information networks to obtain a Publication Operation Permit. Although the new measures allow foreign-invested enterprises to engage in the distribution of publications, it is uncertain how this will be implemented in practice, as the old measures provided that foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. Therefore, we continue to engage in wholesale and retail of books and audio and video products and other publications through Jiangsu Yuanzhou, one of our consolidated variable interest entities. Jiangsu Yuanzhou has obtained a Publication Operation Permit, which remains valid until March 31, 2020. If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our Share Incentive Plan, which may result in increased share-based compensation expenses.

We have adopted a share incentive plan to provide additional incentives to employees, directors and consultants. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion. For example, in the first quarter of 2014, we granted 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, and we incurred share-based compensation expenses in connection with this grant to Mr. Liu in an amount of RMB3,685 million in 2014. In May 2015, our board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. We incurred share-based compensation expenses of RMB240 million, RMB318 million and RMB227 million (US$35 million) in connection with this grant of option to Mr. Liu in 2015, 2016 and 2017, respectively. For the years ended December 31, 2015, 2016 and 2017, we recorded an aggregate of RMB1,077 million, RMB2,061 million and RMB2,780 million (US$427 million), respectively, in share-based compensation expenses. As of December 31, 2017, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 106,259,378 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 43,110,108 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates. The PRC government has in recent years implemented a number of measures to control the rate of economic growth, which have contributed to a slowdown of the PRC economy. The growth of the Chinese economy has slowed since 2012, and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) annual growth rate increased slightly from 6.7% in 2016 to 6.9% in 2017. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

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

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at ten locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 28, 2018, Mr. Liu beneficially owned 79.5% of the aggregate voting power of our company, including the 6.7% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 39,124,128 Class B ordinary shares, representing 6.7% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Original Plans, which were replaced by the 2013 Plan and further by the current Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises this 6.7% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 6.7% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under our current memorandum and articles of association, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures.”

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

We are a Cayman Islands company and our PRC subsidiaries Jingdong Century, Star East, Shanghai Shengdayuan and Xi’an Jingxundi are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or sell audio and video products in China or provide certain other restricted services related to our businesses, such as air freight transport agency services or domestic document delivery services. As a result, we conduct or will conduct such business activities through our variable interest entities in PRC, including Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng. Jingdong 360 holds our ICP license as an internet information provider. Jiangsu Yuanzhou primarily conducts the sale of books and audio and video products. Xi’an Jingdong Xincheng primarily provides courier services.

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and all of our other variable interest entities in PRC are 45% owned by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, 30% owned by Ms. Yayun Li, our employee, and 25% owned by Ms. Pang Zhang, also our employee. Mr. Liu, Ms. Li and Ms. Zhang are PRC citizens. We entered into a series of contractual arrangements with Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China and their respective shareholders, which enable us to:

•                  exercise effective control over Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China;

•                  receive substantially all of the economic benefits of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China; and

•                  have an exclusive option to purchase all or part of the equity interests in Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China and hence consolidate their financial results as our variable interest entities. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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

Our variable interest entities hold our necessary licenses and permits including ICP license and Aviation Transport Sales Agency Certificate and conduct our sales of books and audio and video products (including publication of e-books and online audio and video products). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate substantially all of our revenues from products and services that are offered to customers through our websites and mobile apps and any interruption in our ability to use our websites and mobile apps may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of our variable interest entities, including Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, among others. Mr. Richard Qiangdong Liu is our chairman and chief executive officer, and Ms. Yayun Li and Ms. Pang Zhang are our employees. The shareholders of our variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Jingdong Century are approximately US$3,274 million and US$1,398 million, respectively, which means Jingdong Century cannot obtain loans in excess of US$1,876 million from our entities outside of China currently. The current statutory limit on the loans to our other wholly foreign-owned subsidiaries in China, such as Star East, Xi’an Jingxundi and Shanghai Shengdayuan, is RMB1,800 million (US$277 million), RMB1,920 million (US$295 million) and US$49 million, respectively. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated variable interest entities or other PRC domestic entities is allowed to borrow is two times of their respective net assets. Pursuant to this notice and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. Although the one-year grace period has expired, the statutory limit is still subject to the notice in practice. With respect to our consolidated variable interest entities or other domestic PRC entities, the limit for the total amount of foreign debt is two times of their respective net assets pursuant to the notice.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions must be approved by or registered with the Ministry of Commerce or its local counterpart. SAFE issued SAFE Circular No. 19, which took effect on June 1, 2015. SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC. Foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans, however, are subject to SAFE restrictions under SAFE Circular No. 19. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular No. 16, effective on the same day. SAFE Circular No. 16 amends the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. However, the use of RMB capital converted from foreign currency registered capital of a foreign-invested company may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. The applicable SAFE regulations may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from offerings of our securities, to our consolidated variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert the foreign currency into RMB to invest in or establish certain other PRC companies in China.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular No. 19, SAFE Circular No. 16 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated variable interest entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities deem the transactions between the PRC subsidiaries and our variable interest entities in China, and their respective shareholders were not entered into on an arm’s-length basis and resulted in deferral or underpayment in taxes, they are entitled to make special tax adjustments which might result in the increase of the variable interest entities’ tax liabilities. If the tax authorities conduct special tax adjustments, they might impose interest charges for the underpaid taxes. Our financial position could be adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay interest charge.

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

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our websites and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Although almost all of our PRC operating entities incorporated in various locations in China have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register our operating offices outside of our residence addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2017, our comprehensive fulfillment facilities cover almost all counties and districts across China. We seek to register branch offices in all the locations where we have delivery stations and pickup stations. However, as of the date of this annual report, we have not been able to register branch offices in all of these locations. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our websites.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. In November 2016, China promulgated the Cyber Security Law, which took effective on June 1, 2017, to protect cyberspace security and order. Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our websites or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our websites in China.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar.  Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options are subject to these regulations. We have completed the filing procedures with respect to our employee stock incentive plan in 2017. However, we cannot assure you that we will be able to complete the relevant registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB388 million, RMB722 million and RMB843 million (US$130 million) in financial incentives from local governments relating to our business operations in 2015, 2016 and 2017, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

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

Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the State Administration of Taxation issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. In February 2018, the State Administration of Taxation issued a new circular on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which will take effect on April 1, 2018 and replace Circular 601. Circular No. 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an enterprise does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the enterprise directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances fall under Circular No. 9, the enterprise will be deemed as a “beneficial owner.” If our Hong Kong subsidiaries are, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

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

In October 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by a nonresident enterprise. SAT Public Notice 37 provides for certain key changes to the current withholding regime, such as (i) the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii) non-resident enterprises are not obligated to report to the taxes authorities if their withholding agents fail to perform the withholding obligation.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC income tax from the transfer price if the indirect transfer is subject to the PRC enterprise income tax.  If the withholding agent fails to do so, the transferor should report to and pay the tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7 and SAT Public Notice 37, according to the applicable law, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

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

The trading price of our ADSs ranged from US$25.59 to US$48.99 per ADS in 2017. The trading prices of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, mid-2015 and early 2016, which may have a material and adverse effect on the trading price of our ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2018, we had 2,868,606,683 ordinary shares outstanding, comprising of (i) 2,407,975,132 Class A ordinary shares (excluding the 70,102,216 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 460,631,551 Class B ordinary shares. Among these shares, 1,775,177,470 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company wholly owned by our chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of February 28, 2018, Mr. Liu beneficially owned 79.5% of the aggregate voting power of our company, including the 6.7% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. In addition, our memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For example, neither the Companies Law (2018 Revision) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2017. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

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

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2017 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2017 and we do not expect to be classified as a PFIC in the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

•                  Tianjin Star East Corporation Limited, or Star East, which was established in April 2012 and provides primarily warehousing and related services; and

•                  Xi’an Jingxundi Supply Chain Technology Co., Ltd., or Xi’an Jingxundi, which was established in May 2017 and provides primarily courier services.

The significant consolidated variable interest entities and their subsidiaries that conduct our business operations in China include, among others, the following:

•                  Beijing Jingbangda Trade Co., Ltd., or Jingbangda, currently a subsidiary of Xi’an Jingdong Xincheng, which was established in August 2012 and provides primarily courier services;

•                  Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website;

•                  Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products; and

•                  Xi’an Jingdong Xincheng Information Technology Co., Ltd., or Xi’an Jingdong Xincheng, which was established in June 2017 and provides primarily courier services.

We also rely on other consolidated variable interest entities and their subsidiaries to conduct certain of our business operations, including Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng and Suqian Jingdong Sanhong Enterprise Management Center (Limited Partnership), or Suqian Sanhong.

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

In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million, including exclusive access to the new and used car channels on our e-commerce sites including mobile apps and additional support from our key platforms, as consideration for newly issued ordinary shares of Bitauto, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry. In June 2016, we made an additional investment of US$50 million in cash to purchase newly issued ordinary shares of Bitauto.  In addition, we invested US$100 million in newly issued series A preferred shares of Yixin, a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business.  In August 2016, we, together with Tencent, Baidu, Bitauto and other investors, entered into definitive agreements, pursuant to which we and other investors, invested an aggregate of US$550 million in cash in Yixin. We currently hold approximately 25.3% of Bitauto’s issued and outstanding shares and approximately 10.9% of Yixin’s issued and outstanding shares.

In May 2015, we made further investment to acquire newly issued Class A ordinary shares of Tuniu, a NASDAQ-listed and leading online leisure travel company in China, through a combination of US$250 million in cash and certain resources valued at US$108 million, including exclusive rights to operate the leisure travel channel for both our www.jd.com website and mobile apps, and Tuniu’s being our preferred partner for hotel and air tickets booking services. Previously in December 2014, we purchased certain newly issued Class A ordinary shares of Tuniu by a cash consideration of US$50 million. We currently hold approximately 20.6% of Tuniu’s outstanding shares. Our leisure travel channel is currently operated by Tuniu.

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

In January 2016, we entered into definitive agreements with a group of investors for a RMB6.65 billion (US$1.0 billion) financing for JD Finance. Following the closing of the financing in March 2016, we maintained a majority ownership in JD Finance. As of June 30, 2017, the reorganization of JD Finance had been completed, and we disposed of all of our 68.6% equity interest in JD Finance, as a result of which JD Finance was deconsolidated from us. Pursuant to the definitive agreements relating to the reorganization, we received approximately RMB14.3 billion (US$2.2 billion) in cash with an economic gain of RMB14.2 billion (US$2.2 billion). As JD Finance is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in capital in shareholders’ equity. In exchange for certain licenses and services to be provided by us to JD Finance, we will receive 40% of the future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis. In addition, we may be able to convert our profit-sharing right with respect to JD Finance into 40% of JD Finance’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us is subject to potential proportional dilution as a result of any future equity financings or ESOP increases of JD Finance.

In April 2016, we completed the transaction with Dada Nexus Limited, or Dada, China’s largest crowdsourcing delivery company, pursuant to which our O2O business, JD Daojia, became a subsidiary of Dada and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. In December 2017, we exercised our warrant to acquire additional preferred shares of Dada and upon the exercise, we owned approximately 49.3% equity interest of Dada on a fully diluted basis.

In June 2016, we entered into a series of agreements with Walmart in relation to our strategic alliance with Walmart, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares, which amounted to approximately 5% of our total issued and outstanding shares on a fully diluted basis at the time. As of December 31, 2017, Walmart held Class A ordinary shares representing 10.1% of our total issued and outstanding shares, according to Walmart’s statement on an amendment to Schedule 13G with respect to our Class A ordinary shares on February 3, 2017. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, websites and mobile apps. We have collaborated with Walmart on e-commerce, including launching Sam’s Club Flagship Store and Walmart China Flagship Store on JD.com, Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and ASDA Flagship Store on JD Worldwide and a one-hour delivery service from Walmart Stores in select cities through the JD Daojia app, as well as leveraging one another’s supply chain to increase product selection for customers across China. As part of the strategic alliance, we also entered into an eight-year non-compete arrangement with Walmart, subject to certain conditions and exceptions.

In April 2017, we established a new business group, JD Logistics, to leverage our advanced technology and logistics expertise to provide integrated supply chain and logistics services to businesses across a wide range of industries. JD Logistics provides business partners with comprehensive supply chain solutions, including warehousing, transportation, delivery, customer service, after-sales service, as well as logistics technology solutions, including cloud-based service and data analytics, among others. In February 2018, we entered into definitive agreements with third-party investors for the financing for JD Logistics. We raised a total amount of US$2.6 billion from the third-party investors, who owned an aggregate of 19.0% stake in JD Logistics on a fully diluted basis upon the completion of the transaction and we have remained as the controlling shareholder of JD Logistics.

In June 2017, we invested US$397 million in cash as consideration to acquire certain number of ordinary shares and preferred shares of Farfetch, the leading global e-commerce platform for the fashion industry. As part of this partnership, we became one of the largest shareholders of Farfetch. The strategic partnership between us and Farfetch leverages our leading logistics and technology capabilities and social media resources, including our partnership with Tencent, with Farfetch’s leadership in global luxury, to create a frictionless and seamless brand experience.

In August 2017, we entered into a conditional share subscription agreement with China Unicom, a Chinese telecommunications operator in relation to our investment of approximately RMB5 billion (US$768 million) in cash to subscribe for certain privately issued shares of China Unicom. Concurrently, we, through a PRC affiliate, also entered into a strategic business cooperation agreement with China Unicom.

In December 2017, we entered into a share subscription agreement along with Tencent to subscribe for newly issued Class A ordinary shares of Vipshop, an NYSE-listed online discount retailer for brands in China. We also purchased the ADSs of Vipshop from open market. As of December 31, 2017, we accumulatively invested approximately US$425 million in cash as consideration for Class A ordinary shares of Vipshop (including the ADSs). In December 2017, we also entered into a business cooperation agreement with Vipshop, under which we granted Vipshop entries on both the main page of our mobile app and the main page of our Weixin Discovery shopping entry.

In January 2018, a PRC subsidiary of us, along with a PRC subsidiary of Tencent, entered into a strategic partnership agreement with Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China, and its major shareholder, Dalian Wanda Group Co., Ltd. Pursuant to the agreement, we agreed to invest RMB5 billion (US$768 million) to purchase the shares of Wanda Commercial Properties from its existing shareholders.

B.            Business Overview

We are a leading technology-driven e-commerce company and retail infrastructure service provider in China.  We generated total net revenues of RMB181.0 billion, RMB258.3 billion and RMB362.3 billion (US$55.7 billion) in 2015, 2016 and 2017, respectively. Our GMV increased from RMB590.6 billion in 2015 to RMB939.2 billion in 2016 and further to RMB1,294.5 billion (US$199.0 billion) in 2017.

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

We foster an interactive user community that discusses, rates and reviews our products and services. We believe we have the largest online product review database of any online direct sales company in China with approximately 3,259 million product reviews generated by our customers as of December 31, 2017. As a result of our superior customer experience, our business has grown rapidly. We had 155.0 million, 226.6 million and 292.5 million annual active customer accounts in 2015, 2016 and 2017, respectively.

Timely and reliable fulfillment is critical to the success of an online retail business. Given the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services, we made a strategic decision in 2007 to build and operate our own nationwide fulfillment infrastructure. We believe we have the largest fulfillment infrastructure of any e-commerce company in China. We operated 486 warehouses with an aggregate gross floor area of approximately 10 million square meters in 78 cities as of December 31, 2017, and had 84,790 delivery personnel, 33,153 warehouse staff and 12,760 customer service personnel as of the same date. Leveraging this nationwide fulfillment infrastructure, we deliver a majority of the orders directly to customers ourselves. As of December 31, 2017, our comprehensive fulfillment facilities covered almost all counties and districts across China, and we provided same-day and next-day delivery in 1,752 counties and districts.

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

Furthermore, we launched a cross-border e-commerce platform, JD Worldwide, on JD.com in April 2015. JD Worldwide is committed to providing consumers in China with high-quality, authentic imported products from worldwide and to serving as a gateway for leading international brands to reach the Chinese market. Since its launch in 2015, JD Worldwide has offered products in a wide variety of categories including maternal and childcare, nutrition and healthcare, personal care and cosmetics, electronics, household and kitchenware, food, and car accessories, among others. JD Worldwide sources products from over 70 countries and regions, including the United States, Canada, South Korea, Japan, Australia, New Zealand, France, and Germany, among many others.

Core Philosophy

Our core philosophy to put customers always as our top priority can be illustrated by the following:

•                  Our team is the foundation of our company. We have built a strong and dedicated team and made significant efforts in hiring, training and retaining our workforce.

•                  To support our anticipated growth, we have developed a series of comprehensive front-end and back-end systems, including customer interfaces, transaction processing, supply-chain management, merchant services, logistics, and financial systems, among others, to manage our flow of products, services, information and finances.

•                  Our data-driven management employs an array of key performance indicators to minimize costs and maximize efficiency in our operations.

•                  As a result, we are able to offer a broad selection of authentic products at competitive prices with comprehensive services. We strive to create a compelling online shopping experience that generates customer loyalty.

Our Strategies

We believe “Boundaryless Retail” represents the future retail trend for our industry because consumers will become ever-more involved in all aspects of a company’s value chain and proactively interact with businesses. Consumers will not only continue seeking out “low cost” and “convenience,” but at the same time they will demand more personalized and diversified scenarios and participation. The interaction between these evolving consumer demands and technology advancement will further transform the retail infrastructure and experience.

Based on the knowledge we have accumulated and the capabilities we have built up throughout our years of operation, we have determined that our strategy for the next twelve years will be based on “Retail-as-a-Service.” On one hand, we will continue to expand our e-commerce businesses while striving to reduce costs, improve efficiency and enhance the customer shopping experience while proactively exploring innovative new business models. On the other hand, we will open up our established infrastructure to all our partners to empower retailers, suppliers and designers, among others, with our supply chain, logistics, technology and other capabilities. Through joint efforts with a wide range of business partners and by leveraging our well-established infrastructure, we believe we can create an even more advanced and comprehensive retail ecosystem to reach consumers wherever and whenever they shop.

To implement this strategy of developing next-generation retail, we are exploring various online and offline integration opportunities and innovative business models. Leveraging our infrastructure, we will enable our partners to achieve digitalization with improved efficiency and expanded access to sales promotions and preferred discounts, regardless of whether consumers are shopping online or in-store.

Our Business Model

Since founding our company, we have focused on developing our online direct sales business as well as building our own fulfillment infrastructure, including last mile delivery capability, all based on our proprietary technology platform to support our operations. As our online direct sales business grew substantially in size, we launched our online marketplace to complement it and expand our product offerings, leverage our established fulfillment infrastructure and technology platform and ensure a superior customer experience. We believe that the combination of our online direct sales and online marketplace, and our own nationwide fulfillment infrastructure and technology platform makes us a uniquely strong player in China’s online retail industry in terms of providing superior customer experience.

Leveraging the significant scale of our business, cutting-edge technologies, and our well-established retail infrastructures, we have also begun to offer comprehensive services that complement our core business and create significant value for a wide range of business partners. Ultimately this will boost business development and the overall customer experience.

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We started selling computer products online in 2004 and introduced mobile handsets, consumer electronics products and auto parts and accessories by 2007. We significantly expanded our product offerings in 2008 with home appliances and a wide array of general merchandise product categories, and have been continually adding new products and categories since then. As of December 31, 2017, we offered a wide range of categories through our online direct sales business model. As a result, net revenues from electronics products, which include computers, mobile handsets and other mobile digital products, and home appliances, have declined as a percentage of our total net revenues.

Retail Infrastructure

Online Marketplace. In our online marketplace business, third-party sellers offer products to customers on our online marketplace and pay us commissions on their sales. We launched our online marketplace in October 2010, and have been bringing new products and services since then. As of December 31, 2017, there were more than 170,000 third-party sellers on our online marketplace. We provide transaction processing and billing services on all orders on our online marketplace and require third-party sellers to meet our standards for authenticity and reliability. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

Marketing Services. Leveraging our artificial intelligence capabilities and the comprehensive dataset accumulated from a wide range of business scenarios along the entire value chain, we provide a variety of marketing services to suppliers, merchants and other partners in the ecosystem through our proprietary advertisement technology platform.

In 2017, we started to offer our suppliers and merchants a new fully-automated marketing platform that could make targeted product recommendations to users on www.jd.com and across JD’s publisher partnership network, driving new customers and repeat purchases for advertisers automatically. Powered by artificial intelligence, advertisers only need to input total budget, unit bid price and optimization goals to market to their targeted audiences on this platform, which enables advertisers to lower their operating costs and increase their returns.

In order to provide our partners with better targeted marketing and broader access to advertisement resources, in addition to our successful partnership with Tencent and Toutiao, in 2017, we also formed strategic partnerships with other leading mobile internet companies such as Baidu, Qihoo 360, NetEase, Sogou and iQIYI, with an aim to leverage these companies’ powerful big data resources, massive user bases and AI-driven technologies to strengthen collaboration in precision marketing, user access points and content-driven marketing.

Logistics Services. In April 2017, leveraging our advanced technology and logistics expertise, we established JD Logistics, a new business group under JD.com, to provide logistics services to businesses across a wide range of industries. We have opened up our technology-driven fulfillment infrastructure by offering comprehensive supply chain solutions to third-party sellers on our marketplace and merchants that do not sell products on our online marketplace, including warehousing, transportation, delivery, customer services, after-sale services, as well as logistics technology solutions, including cloud-based service and data analytics, or a combination of these services. Our logistics services to the third-parties have experienced rapid growth and have been well-received by major clients such as Nestle, NetEase, Gree, and others. We are dedicated to developing an effective, environmental-friendly, innovative and smart “green logistics system” through developing and promoting the use of innovative and environmental-friendly materials and a series of technological innovations.

Omni-channel Initiatives. To achieve our “Boundaryless Retail”  vision, we are exploring a variety of omni-channel integration opportunities and innovative business models. Leveraging our well-established retail infrastructures, we believe we are well-positioned to create enhanced shopping experience for consumers as well as improved efficiency for our business partners in the ecosystem.

We believe we are well-positioned to provide online-to-offline (O2O) solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging Dada’s crowdsourced delivery system. Dada is one of our equity investees and its O2O supermarket platform JD Daojia, which was JD’s assets before our transaction with Dada in April 2016, leverages the expanded delivery network, focuses on the location-based mobile commerce sector and collaborates with offline supermarkets, convenience stores and other local businesses to provide consumers with speedy premium shopping experience. As of January 31, 2018, Dada had partnered with 163 Walmart stores and 388 Yonghui stores to provide consumers with speedy premium online grocery shopping experience.

In June 2016, we entered into a series of agreements in relation to our strategic alliance with Walmart. As part of the strategic alliance, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, websites and mobile apps. We have collaborated with Walmart on e-commerce, including launching Sam’s Club Flagship Store and Walmart China Flagship Store on JD.com, Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and ASDA Flagship Store on JD Worldwide, and a one-hour delivery service from Walmart Stores in select cities through the JD Daojia app, as well as leveraging each other’s supply chain to enhance product selection for customers across China. We also launched the first Walmart-JD Omni-channel Shopping Festival on August 8, 2017, a new initiative aimed at offering shoppers across China faster and more convenient access to high-quality products through multiple channels.

To provide customers with a more dynamic and interactive integrated omni-channel shopping experience, we have opened up hundreds of JD Home offline franchise stores in popular commercial districts in both higher tier and lower tier cities. Beginning with consumer electronics products and expanding into personal hygiene, books, cosmetics, luxury goods and other general merchandise categories, these stores are offering tens of thousands of stock keep units, or SKUs at competitive prices. Using a new digital price tag system, we are able to support our offline franchise stores with our strong supply chain capability, and we ensure customers will always have transparent prices both online and in-store. Using a variety of latest technologies such as facial recognition, product recognition, tracking system for customers’ in-store activities to name just a few, we have established a closed loop to accumulate large volume of offline shopping data, and through further analysis of the integrated online and offline dataset, we can offer differentiated products in each offline franchise store that best suit potential customer demands.

In December 2017, we opened our first offline fresh food market under the 7FRESH brand and have recently launched a second one. Leveraging JD’s supply chain technology and scale, this hyper-premium market is stocked with thousands of fresh products, including fruit, flowers, imported meat and quality fresh seafood. Offering food preparation, catering service and free 30-minute delivery to customers within three kilometers, 7FRESH integrates advanced supply chain management know-how and cutting-edge store technologies to deliver a unique shopping experience.

We will continue leveraging superior supply chain management know-how, strong logistics capabilities, and cutting-edge technology from our well-established retail infrastructure, to explore a variety of omni-channel opportunities and innovative business models and pursue enhanced shopping experience and improved operating efficiency.

Strategic Cooperation with Tencent

On March 10, 2014, we acquired certain e-commerce businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China including instant messaging, social networking, online games and online media. Tencent has a large mobile internet user base, as evidenced by 989 million monthly active user accounts on Tencent’s mobile apps Weixin and Wechat as of December 31, 2017 based on publicly available data.

As part of the strategic partnership, Tencent agrees to offer us prominent level 1 access points in its mobile apps Weixin and Mobile QQ and provide traffic and other support from other key platforms to us. Level 1 access points refer to entries and links that Tencent users can directly access on the interfaces that will launch after one click on the home interface on Tencent’s mobile apps. We launched level 1 access on Tencent’s Weixin platform for selected Weixin users in Beijing and Shanghai first in May 2014 and subsequently rolled it out to all Weixin users in June 2014, and we also launched direct access on Tencent’s Mobile QQ in August 2014. Our partnership with Tencent’s dominant Weixin and Mobile QQ platforms has helped us generate mobile user traffic from Tencent’s large mobile user base and enhance our customers’ mobile shopping experience.

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

Concurrent with the above transactions, the execution of the strategic cooperation agreement and for US$215 million in cash to us, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly owned subsidiary of Tencent. We paid Tencent RMB181 million (US$26 million) in cash as part of the consideration for the transaction during 2014. As part of the agreements, in a private placement concurrent with our initial public offering in May 2014, we issued an aggregate of 139,493,960 Class A ordinary shares to Huang River Investment Limited at the per share equivalent of the price to the public.  Huang River Investment Limited is currently one of our principal shareholders and held 18.0% of our total issued and outstanding shares as of February 28, 2018.

We expect to continue to leverage our strategic partnership with Tencent to enhance our ability to increase our internet and mobile user traffic, to strengthen our direct sales and marketplace businesses on internet and mobile. We believe our continued cooperation with Tencent will raise and maintain our profile among China’s fast growing and large mobile internet users, many of whom frequently use Weixin and Mobile QQ in their daily lives. We have further strengthened our team with the addition of former employees from Tencent. In October 2015, we expanded partnership with Tencent to provide merchants with innovative mobile marketing solutions. The collaboration offers businesses advanced online tools to more precisely reach their target customer groups, build brand recognition and increase return on investment on marketing by providing brands access to Tencent users. In October 2017, we and Tencent expanded our partnership with the launch of the JD-Tencent Retail Marketing Solution. The initiative integrates insights on consumer behavior from Tencent’s social media platforms with online and offline shopping data from us and our brand partners to enable more precise target marketing and better understanding of consumer behavior for the brands on our platform.

Strategic Cooperation with Vipshop

In December 2017, we, along with Tencent, entered into a share subscription agreement to subscribe for newly issued Class A ordinary shares of Vipshop, an NYSE-listed online discount retailer for brands in China. We also purchased the ADSs of Vipshop from open market. As of December 31, 2017, we accumulatively invested approximately US$425 million in cash as consideration for Class A ordinary shares of Vipshop (including the ADSs). In December 2017, we also entered into a business cooperation agreement and established a cooperative relationship with Vipshop, pursuant to which we granted Vipshop entries on both the main page of our mobile app and the main page of our Weixin Discovery shopping entry. Leveraging Vipshop’s strength in flash sale and apparel businesses, we believe this partnership will further extend the strong inroads that we have made with female shoppers, and will expand the breadth and reach of our fashion business.

Customer Experience

Our slogan is “多快好省” (selection, speed, quality, value), and we are committed to optimizing customer experience and achieving customer satisfaction. This commitment drives every aspect of our operations, which are focused on six core components: extensive product offerings, compelling online experience, superior customer service, competitive pricing, timely and accurate fulfillment, and convenient payment options.

Products

We continually seek to add more products that appeal to our target customers. The number of products we offer has grown rapidly. We offer a wide range of product categories including but not limited to:

•                  home appliances;

•                  mobile handsets and other digital products;

•                  computers, including desktop, laptop and other varieties, as well as printers and other office equipment;

•                  furniture and household goods;

•                  apparel;

•                  cosmetics and other personal care items and pet products;

•                  women’s shoes, bags, jewelry and luxury goods;

•                  men’s shoes, sports gears and fitness equipment;

•                  automobiles and accessories;

•                  mother and childcare products, toys and instruments;

•                  food, beverage and fresh produce;

•                  gifts, flowers and plants;

•                  nutritional supplements;

•                  books, e-books, music, movies and other media products; and

•                  virtual goods, including online travel agency, attraction tickets, and prepaid phone cards and game cards.

Each of these categories is further divided into numerous subcategories to facilitate browsing.

In building up our product offerings, we focus on quality as well as quantity. Due to our nationwide reach and our efficient fulfillment system, suppliers often choose us to launch new products that they expect will be in high demand, and we often act as the preferred distributor for a period of days or weeks when a hot new product first becomes available for sale to the public.

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our content-rich and user-friendly website www.jd.com and mobile apps. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed apps and features adapted to mobile internet users, and we currently offer mobile access through our mobile website m.jd.com and our various iOS, Android and Windows-based mobile apps. As part of our strategic partnership with Tencent, we have launched level 1 access on Tencent’s Weixin and Mobile QQ, whereby Tencent users can easily access our product offerings and have enjoyable mobile shopping experience. Approximately 86% of orders fulfilled were placed through our mobile apps in the fourth quarter of 2017, as compared to approximately 80% in the fourth quarter of 2016.

Our www.jd.com website and mobile apps contain the following information and features:

Comprehensive product information.  Each product page contains pictures, descriptions, and sometimes short videos of the product, the price, a pull-down menu to show whether the product is in stock at the customer’s location, customer reviews and ratings, and whether the product will be delivered by us or by one of our third-party sellers. Depending on the type of product, there will be additional information to help the customer make a purchase decision or recommendations to steer the customer towards additional products.

Interactive user community.  Our websites and mobile apps contain a large volume of helpful user-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings. We believe that we have the largest online product review database of any online direct sales company in China, with approximately 3,259 million product reviews generated by our customers as of December 31, 2017, which benefits our customers, suppliers and third-party sellers.

Product recommendations. We have been making progress in leveraging artificial intelligence technologies to generate personalized recommendations to customers of products they may be potentially interested in. Each product page typically has recommendations of other products that are often purchased together with that product. In addition, our website makes recommendations to customers according to a comprehensive dataset compiled based on customer’s behavior. The scale of our business enables us to collect large volume of data about customer behavior and preferences that we believe enable us to make recommendations that are more accurate and appealing to our customers.

Real-time order tracking.  Customers can log into their accounts to check the status of their orders. All packages in our system are given a unique identifier and their location is updated each time they are handled by one of our warehouse or delivery personnel or one of our contracted third-party couriers. Furthermore, each of our delivery personnel carries a mobile personal digital assistant, which allows customers to track their location in real time on an online map.

Customer Service

Providing satisfactory customer services is a high priority. Our commitment to customers is reflected in the high service levels provided by our customer service staff as well as in our product return and exchange policies.

24-7 customer service centers.  We operate three 24-7 customer service centers in Suqian and Yangzhou of Jiangsu Province and Chengdu of Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints via various channels such as phone calls, online written instant messengers, JD official accounts in Weixin and Weibo, and emails. As of December 31, 2017, we had a total of 9,085 full-time customer service representatives at the Suqian, Yangzhou and Chengdu centers.

Returns and exchanges.  We accept unconditional returns or exchanges within seven days of purchase. Merchandise with defects can be returned for exchange within 15 days of purchase. For customers with good credit, we provide “quick refund” service, that is, the customers are refunded as soon as they submit the return requests. If customers report defects more than 15 days after receipt but still within the warranty period, we will have defective goods repaired or take other appropriate action to compensate the customer, depending on the nature of the problem. We will generally pick up defective items for return or exchange at the customer’s address, provided that the return or exchange is requested within 15 days of receipt of the item and the address within the area that is serviced by our employees or by one of the third-party couriers that have agreed to provide this service for us. Alternatively, customer can also mail the merchandise to one of our regional fulfillment centers or bring the product to the nearby pickup station. The same policies apply to products sold through our online marketplace.

Membership program.  We have established a membership program to cultivate customer loyalty and encourage our customers to make repeat purchases. In 2017, we upgraded the membership system and changed from the five-tier membership structure to “Jing Xiang Zhi (京享值)” value system, which takes into account various kinds of indicators, such as consumer behavior, interaction, credit ratings, risk level, among others, to determine the comprehensive score for each consumer. We believe the upgraded membership system will be able to effectively enhance shopping experience and consumer engagement. In addition to our “Jing Xiang Zhi (京享值)” membership program, we continued to promote JD Plus, a premium paid membership program. By the end of 2017, we have attracted millions of JD Plus members and continued to introduce new benefits to JD Plus members, including free shipping, extra rebates, VIP customer services, access to free e-books, free return services and exclusive prices on selected product offerings. Meanwhile, JD Plus has been integrated with other primary forms of promotions such as “Super Brand Days” and “Lightening Deal” channel, as an effort of joint marketing.

Pricing

We offer competitive pricing to attract and retain customers. We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

Pricing policy.  We are making continual efforts to set our prices to be competitive with those on other major online retail websites and in physical stores in China. We typically negotiate with our suppliers for prices that are comparable to or lower than those offered to retailers in other sales channels. If we reduce the price on our website before the product is delivered to the customer, then the customer generally has an opportunity to lock in the lower price. Currently, third-party sellers are free to set their own prices on our online marketplace.

Special promotions.  We offer a selection of discounted products on special occasions, such as the anniversary sales promotional event on June 18 and China’s new online shopping festival on November 11, and on important holidays such as Christmas and Chinese New Year. We also hold daily promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our customers an additional incentive to visit our website regularly.

Delivery

We believe that timely and reliable fulfillment is critical to the continuing success of our business. To this end, we have incurred and will continue to incur significant expenditures in building and operating our own nationwide fulfillment infrastructure. The following are some of the advantages that derive from our nationwide fulfillment infrastructure:

Delivery network and personnel.  We delivered products directly to customers in almost all counties and districts across China as of December 31, 2017. We deliver a majority of the orders directly to customers ourselves, and therefore our customers interact with delivery personnel more often than with any other representatives of our company. For this reason, we place great emphasis on training our delivery personnel and setting up delivery stations in more and more counties and districts. We believe that our professionally trained delivery personnel are important in helping us to shape customer experience and distinguish ourselves from our competitors.

Flexible delivery arrangements.  We believe that timely and convenient delivery is an essential part of customer satisfaction, and we arrange our delivery schedule to suit our customers’ needs. Customers can choose their preferred delivery period during a day, including evening delivery in selected areas, when they place orders. Our delivery personnel contact customers by telephone to arrange a convenient time for delivery. Customers who need to reschedule a delivery can log into their account on our websites to look up the contact information for the delivery person and contact the delivery person directly themselves, provided that the delivery will be made by our employees.

Comprehensive speedy delivery service.  We introduced our 211 program in 2010.  For goods that we have in stock at the corresponding regional fulfillment center or front distribution center, any orders received by the morning deadline (11:00 a.m. in most of the locations) will be delivered on the same day, and any orders received by the evening deadline (11:00 p.m.) will be delivered by 3:00 p.m. on the following day. Customers also can request that an order placed by 3:00 p.m. be delivered in the evening on the same day in selected cities. There is no extra charge for delivery under our 211 program for orders that satisfy the minimum size requirement, and customers can check the product page on our websites to see whether the product is in stock and thus eligible. The program does not cover delivery to addresses through third-party couriers or products shipped directly from our third-party sellers. Bulky items such as refrigerators or washing machines are also eligible for same-day or next-day delivery in selected areas. Customers can request expedited delivery within two hours by paying an extra charge in the major cities where we have regional fulfillment centers. JD Logistics also provides scheduled delivery service in selected cities, allowing customers to choose a convenient 2-hour delivery window within which to receive their goods. Besides, for luxury products, consumers in major cities can enjoy JD Luxury Express, a premium delivery services. As of December 31, 2017, our same-day and next-day delivery service covered 1,752 counties and districts across China.

Customer pickup.  Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function to find out when the order has arrived there. We have pickup stations at convenient locations across the country and payment can be made on spot.

Continuous expansion of delivery service. We have established and are making continuous efforts to further expand cold-chain logistics and cross-border logistics capabilities and in other new business areas, to expand product selection while ensuring superior customer experience.

Payment

Payment-on-delivery.  We accept payment-on-delivery in almost all of the counties and districts across China where we make deliveries through our own delivery personnel. Our delivery personnel carry mobile POS machines for processing debit cards and credit cards and they also accept cash. Customers chose payment-on-delivery approximately 10% of the time in 2017.

Online payment.  Various kinds of online payment methods are offered to customers at the time they place their orders, such as Weixin Pay, JD Pay, UnionPay, among others. Customers chose online payment approximately 90% of the time in 2017.

Other payment options.  Customers may also choose to pay by postal money order. Enterprise customers can also make payment by wire transfer.

Merchandise Sourcing

In our online direct sales business, we sourced products from over 15,000 suppliers as of December 31, 2017. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. We negotiate with the manufacturer or a higher-level distributor where possible in order to obtain the most favorable terms, even if we sign a contract with a lower-level distributor for operational reasons. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2017. In addition, we had over 170,000 third-party sellers on our online marketplace as of December 31, 2017.

As we increase in scale in particular product categories, we expect to increase our direct purchases from manufacturers and, where appropriate, to become an authorized reseller. We believe that our ability to establish direct relationships with manufacturers will provide improved product pricing and access to hard-to-get products. We believe that manufacturers and distributors consider us an important channel in certain product categories such as computers and mobile devices, where we are one of the largest channels in China, and we are gaining significant traction in related categories like home electronics. In addition, we have created a supplier interface where our suppliers and third-party sellers access reports regarding inventory status, purchase history and customer reviews of their products. Suppliers and third-party sellers can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them.

We select suppliers and third-party sellers on the basis of brand, reliability, volume and price. They must be able to meet our demands for timely supply of authentic products and also provide high quality post-sale customer service. We perform background checks on each supplier and third-party seller and the products it provides before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, and check their brand recognition and make investigation about the market acceptance of their products among players in the same industry. We also conduct on-site visits to assess and verify their location, scale of business, production capacity, property and equipment, human resources, research and development capability, quality control system and fulfillment capability. Our standard form contract requires suppliers and third-party sellers to represent that their goods are authentic and from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. We normally enter into one-year framework agreements with our suppliers and third-party sellers and renew them annually. We have also put stringent rules in place governing the operations of third-party sellers on our online marketplace. Third-party sellers will be subject to penalties or be asked to end their operations on our online marketplace if they violate the marketplace rules, for example by selling counterfeit products.

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

We had established regional fulfillment centers in seven major cities in China as of December 31, 2017: Shenyang in the northeast, Beijing in the north, Shanghai in the east, Wuhan in the center, Guangzhou in the south, Chengdu in the southwest and Xi’an in the northwest. We had also established front distribution centers in another 27 major cities stocking products that are in high demand and other additional warehouses in another 44 cities in China as of December 31, 2017. We operated a total of 486 warehouses with an aggregate gross floor area of approximately 10 million square meters in 78 cities as of December 31, 2017, and our comprehensive fulfillment facilities covered almost all counties and districts across China as of the same date.

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

Fulfillment Process

The following flow chart outlines our fulfillment process:

When a customer places an order, our delivery management system automatically processes the order and matches it to the warehouse or warehouses with the appropriate inventory. Picking is done on the basis of instructions that are generated automatically by our warehouse management system. The warehouse management system also automatically generates the bar codes and shipping labels that allow our staff to match the items to the correct order in the packing process. After picking, packing, and sorting process, the order is shipped to a delivery or pickup station in the customer’s city for further handling and delivery. If a customer order contains products from different warehouses, the products will be combined at the last-mile delivery station and then sent to the customer in one delivery. If the customer’s address is not one to which we make deliveries ourselves, we will have a third-party courier pick up the order at our sorting center to make the delivery. In some cases we also use third-party couriers to carry orders between a sorting center and a delivery station. Once the order has been shipped, our system automatically updates the inventory level for each product in the order, ensuring that additional inventory will be ordered as needed. Our customers can track the shipping status of their orders through our websites or mobile apps at each step in the process.

We are in the process of constructing new, larger, custom-designed warehouses on land where we have obtained land use rights. As of December 31, 2017, we had already launched our custom-designed warehousing facilities in nine cities with an aggregate floor space of over one million square meters. In addition, we are in the process of constructing the warehousing facilities in twelve cities, and plan to construct additional such warehouses. We believe that building our own custom-designed warehouses will not only increase our storage capacity but also allow us to restructure and reorganize our fulfillment workflow and processes.

We also have a dedicated internal division, to explore research, development and application of smart logistics and unmanned technology, which we believe represent the future trend of the logistics industry. Through the development of a series of cutting-edge technologies such as intelligent hardware, internet of things, big data, robotics, image and vision recognition, machine learning, deep learning, and smart logistics devices, we intend to revolutionize logistics industry and transform it from automation to intelligence. We are also in the process of experimenting these technologies in a wide range of logistics business areas such as unmanned warehouses, drone delivery, self-driving vehicles, unmanned delivery stations and convenience stores, among others. We will continue to invest in smart logistics to improve the intelligence level of our logistics system and to provide consumers with an unparalleled shopping experience.

Technology Platform

Technology is the key to the success of our future business development and the evolution of our ecosystem. Our proprietary technology platform supports our rapidly growing processing capacity requirements, and provides us with detailed and accurate visibility and information based on our cloud computing infrastructure, comprehensive operating data from value chain, and advanced business intelligence analytics powered by artificial intelligence technologies.

As of December 31, 2017, we employed 11,938 research and development professionals to design, develop and operate our technology platform. At the same time, we have built up a global team of artificial intelligence and supply-chain technology professionals, including many top-notch AI and supply-chain researchers and scientists.

Our security infrastructure provides encryption service using the industry standard AES algorithm to protect our proprietary data and customer information across all JD custom-designed data centers. With multiple layers of encryption, all sensitive data can only be accessed by authenticated and authorized systems, apps and services without compromising confidentiality and privacy.

Key components of our technology platform include:

Boundaryless Retail Technology to Expand Retail Scenarios

We are striving to leverage AI technologies to generate personalized recommendations on our retail technology platform based on the comprehensive data we accumulate daily. The vast scale of our business gives us extensive data about customers that can provide deep insights into customer interests and behavior.

Our technologies are widely used in a multitude of retail scenarios, from front-end technology that supports our main customer interface on our websites and mobile apps, to the innovative omni-channel technology to support the retail ecosystem with new customer interfaces, such as the 7FRESH offline store, Ding-Dong Smart Speaker, JD Home offline franchise stores and unmanned convenience stores, among others. Our strong retail technology platform is vital in our pursuit of an ever-improving customer experience.

Big-Data Analytics and Smart Supply Chain to Enhance Operating Efficiency

After years of development, we have accumulated a huge amount of data covering the longest value chain in China’s e-commerce industry, including customer browsing and buying behavior, product manufacturing and sales information, warehousing and distribution information, customer service information and much more. Leveraging our technical capabilities such as batch computation, real-time computation, machine learning and deep learning, our big data platform can fulfill the computational tasks of various complex application scenarios.

With supply chain management capability quickly becoming an essential component of JD’s key smart retail infrastructure, we have established a dedicated internal division to integrate cutting-edge technologies such as big data, blockchain, internet of things, or IoT, natural language processing and understanding, machine learning and deep learning, in building our demand-driven and consumer-centric smart supply-chain management capability to enhance operating efficiency and to empower the business partners in our ecosystem.

Smart Logistics to Achieve Superior Customer Experience

We have also established another dedicated internal division to explore the application of smart logistics and unmanned technology, which we believe represents the future of the logistics industry. Through exploration and development of a series of cutting-edge technologies such as intelligent hardware, IoT, big data, robotics, image and vision recognition, smart logistics devices and other key technologies, we intend to revolutionize the logistics industry and transform it from automation to intelligence. We are also in the process of applying these technologies in a wide range of logistics business areas such as unmanned warehouses, drone delivery, self-driving vehicles, unmanned delivery stations and convenience stores, among others. We will continue to invest in smart logistics to improve the intelligence level of our logistics system and to provide consumers with an unparalleled shopping experience.

Artificial Intelligence Technology to Drive Business Upgrades

We are making continuous efforts to develop our technology strength in artificial intelligence, leveraging our massive volume of data, to explore innovative business models. In September 2017, we established the AI Platform and Research Division as a core component of our company’s technological ecosystem. We have incorporated cutting-edge technologies, such as machine learning, natural language processing and related computational approaches, to continue to improve our operations. As of the date of this annual report, our applications of artificial intelligence technology include intelligent customer service assistant JIMI, intelligent SKUs selection system, and AI-driven advertisement platform, among others.

We also strive to assume greater corporate social responsibility by building an advanced public technology platform in order to better serve the community.

Marketing

We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and repeat purchases. We have been able to build an extensive base of loyal customers primarily through providing superior customer experience and conducting marketing and brand promotion activities.

In addition to continuing marketing activities through traditional online and offline channels, we have also designed innovative programs and promotion activities to further enhance the brand awareness of both us and our partners, and to better reach our customers. In 2017, we successfully launched a series of “Super Brand Days”, “Super Category Days” and “Super New Product Days” joint marketing campaigns in cooperation with many domestic and international top brands.  As part of our overall efforts to help business partners develop brand recognition in China, the customized campaigns bring brands closer to consumers through highly effective, targeted promotions based on data-driven customer insights. Additionally, we strengthened our JD Co-branding Program to jointly promote brand awareness with many of our brand partners.

With the increasing popularity of mobile internet-enabled devices, approximately 82% of our orders fulfilled were placed through our mobile apps in 2017. In order to further improve customer experience and increase user engagement on mobile internet, we are exploring cooperation opportunities with many business partners on the mobile side. In addition to our successful partnership with Tencent and Toutiao in 2017 we also formed strategic partnerships with Baidu, Qihoo 360, NetEase, Sogou and iQIYI, aimed at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB7,233 million, RMB10,159 million and RMB14,918 million (US$2,293 million) of marketing expenses in 2015, 2016 and 2017, respectively.

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

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in customer purchases, promotional events, and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year that tend to boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our e-commerce business. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but has been increasing and may further increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2017, we owned 336 computer software copyrights in China relating to various aspects of our operations and maintained 5,719 trademark registrations inside China and 896 trademark registrations outside China. We had approximately 4,402 trademark applications inside China and 475 outside China. As of December 31, 2017, we had 838 patents granted in China, 3,622 patent applications pending in China and 236 patent applications pending outside China. As of December 31, 2017, we had registered approximately 3,662 domain names. Our registered domain names include jd.com, 360buy.com, 360buy.com.cn and 360buy.cn, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at ten locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Enterprise Social Responsibility

We recognize our responsibility to bring improvements to society in which we live and work, and we believe strongly that our core values, including commitment to brands, customers, our employees and broader society are the backbone that drives our decisions to build a healthy and vibrant ecosystem. Combined with an unrelenting focus on developing our technology capabilities to improve efficiency and service, we believe that we have laid the groundwork for many years of robust growth.

We are committed to leveraging our technology, logistics infrastructure and relationships with consumers and suppliers to benefit society. We believe in putting our business assets to use to build not only the future of retail, but also a better future for all stakeholders. Our social responsibilities include environment sustainability, employee welfare and benefits, poverty alleviation and more. In 2014, we established JD Foundation to manage public welfare related projects.

Environment Sustainability. We have always been committed to using green logistics and reducing resource consumption, environmental degradation and pollution in the process of storage, transportation and packaging. In 2017, together with brand designers, manufacturers, logistics companies, packaging companies, industry associations, among others, we launched the “Green Stream Initiative,” a joint green supply chain campaign with the goal of improving the utilization rate of supply chain resources and reducing carbon emissions. Additionally, as part of our commitment to sustainable energy, JD Logistics plans to gradually upgrade its nationwide fleet of direct-sale delivery trucks to new energy vehicles in the coming years. In the fourth quarter of 2017, JD Logistics distributed 100,000 recyclable “Green Boxes” to reduce packaging waste, and launched the JD Logistics Green Fund to drive innovation of environmental protection technology and promote green consumption.

We proactively participated in the promotion of sustainable production and consumption. In 2013, we issued the first ever digital invoice in China and as of the date of this annual report, we have already issued more than one billion digital invoices covering 30 provinces and replaced paper invoices with digital invoices for all direct sales orders. Meanwhile, we launched the “Recycling Plan” in many cities in China to recycle more than 1.7 million items of clothing, toys and expired medications to reduce carbon emissions and environmental pollutions through donation or professional recycling.

Employee Welfare and Benefits. We have always striven to provide employees with full social benefits, diversified work environment and a wide range of career development opportunities. As of December 31, 2017, we had a total of 157,831 full-time employees, and we signed formal contracts with all of our employees and provided them with social benefits. We have invested significant resources in employee career development and training opportunities. For example, we established comprehensive training programs that cover topics such as corporate culture, employee rights and responsibilities, team-building, professional conduct, job performance, management skills, leadership and executive decision-making. We have a special dedicated training facility, JD Corporate University, to further strengthen our internal training capabilities. We also sponsored selected senior and mid-level managers to participate in part-time EMBA programs. In addition, we launched the “Go to college in JD” program in association with well-known universities in November 2013, through which more than 1,000 employees have received their undergraduate or graduate degrees. All employees are eligible to join the program voluntarily and receive company scholarships once they obtain their undergraduate or graduate degree.

We provide all employees, including those who work on the front lines in delivery roles, with various career development opportunities. More than 80% of our mid-level management, as well as more than 70% of our senior-level management were internally promoted. In addition, to improve our employees’ well-being and satisfaction, we provide a multitude of benefits such as special subsidies and gifts for front-line employees, special fund for families of employees suffering major illnesses or facing disasters, extended maternity and paternity leave, and educational resources for children of employees, among others.

Poverty alleviation. Leveraging our strong supply chain, cutting-edge technology and logistics network, we participated in the poverty alleviation efforts in rural areas. We pioneered the rural e-commerce strategy, aiming to make agriculture products in rural areas available online and at the same time, allow authentic products to reach residents in rural areas. In 2017, we started a program to deliver critical medical supplies to hard-to-reach villages located in mountainous areas using self-developed drones. We also launched China’s trusted online donation platform, through which our hundreds of millions of customers can donate products directly to non-profit organizations and serving groups in need across China, leveraging JD’s own logistics network.

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

Through our subsidiaries and variable interest entities, we are engaged in certain industries that are classified as “restricted” or “prohibited” under the Catalogue. Pursuant to the latest Catalogue amended in July 2017, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce). The publication of e-books and online audio and video products and online publication are in the prohibited category.

Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Xi’an Jingxundi primarily engages in courier services that are in the permitted category and Star East primarily engages in warehousing and related services that are in the permitted category as well. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which was amended in July 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the Special Administrative Measures for Admission of Foreign Investments (Negative List for Admission of Foreign Investments), the approval of the Ministry of Commerce or its local counterparts is still required. The Special Administrative Measures for Admission of Foreign Investments (Negative List for Admission of Foreign Investments) are consistent with the Catalogue, setting out on a unified basis the restrictive measures for admission of foreign investments, such as the equity ownership requirements, senior management personnel requirements, etc.

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

Foreign Investment in Road Transportation Businesses.  According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry promulgated in November 2001 by the Ministry of Transport and the Ministry of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, and amended in January 2014 and its supplements and implementing rules, investment in a road transportation business (including, among other things, road freight transportation, and flitting, loading, unloading and storage of road cargo) by a foreign investor is subject to the approval of the provincial counterparts of the Ministry of Transport, and the newly established foreign-invested enterprise must obtain a Road Transportation Operation Permit from the provincial-level Ministry of Transport. The incorporation of a subsidiary of a foreign-invested enterprise that intends to engage in a road transportation business is subject to the same approval procedure. Currently, Xi’an Jingdong Xincheng and Jingbangda engage in our road transportation business. Jingbangda has obtained a Road Transportation Operation Permit from the provincial-level Ministry of Transport. Xi’an Jingdong Xincheng obtained the approval from the municipal counterpart of the Ministry of Transport and each of the branches of Xi’an Jingdong Xincheng also obtained a Road Transportation Operation Permit from the county level where it is located. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License.  The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalogue of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses and replaced the Administrative Measures on Telecommunications Business Operating Licenses promulgated in 2009, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet and also a value-added telecommunication license issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, and online data processing and transaction processing services.

Internet Publication License/Network Publication Service License.  The State Administration of Radio and Television, or SAPPRT, formerly known as the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, which is integrated from the State Administration of Radio, Film and Television, and the General Administration of Press and Publication, established in March 2018 as a result of institutional reform, is the government agency responsible for regulating publication activities in China. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. In February 2016, the SAPPRT and the MITT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthened and expanded the supervision and management on the network publication service. Pursuant to the Administrative Measures on Network Publication, entities engaging in the network publication service are required to obtain a network publication service license from SAPPRT; the network publishing services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining a Network Publication Service License. Jingdong 360 holds a Network Publication Service License, which will expire in December 2021.

Online Culture Operating Permit.  The Provisional Measures on Administration of Internet Culture, promulgated by the former Ministry of Culture in 2011, and other related rules require entities to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority to engage in activities related to “online cultural products.” Cultural products include music, games, performances, performing arts, works of art, and animation features and cartoons, while “online” includes both products produced for the internet and products converted from offline products and disseminated over the internet. Jingdong 360 holds an Online Culture Operating Permit issued by the Beijing Municipal Bureau of Culture, which will remain valid until December 2020.

Internet Drug Information Service Qualification Certificate.  The former State Food and Drug Administration, or the SFDA, promulgated the Administrative Measures on Internet Drug Information Service in July 2004, which was amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the SFDA. Jingdong 360 holds an Internet Drug Information Service Qualification Certificate issued by the Beijing Drug Administration for the provision of internet medical information services, which will remain valid until August 2019.

Aviation Transport Sales Agency Certificate.  The Rules on Cognizance of Qualification for Civil Aviation Transport Sales Agencies, issued by the China Aviation Transportation Association in 2006, require any entity acting as an air-ticketing sales agency to obtain an Aviation Transport Sales Agency Certificate. Supplemental rules issued in 2008 require any air-ticketing sales agency engaging in online ticket sales to obtain an ICP License and complete a commercial website registration with the local administration for industry and commerce. Jingdong 360, has obtained an ICP License as well as Aviation Transport Sales Agency Certificate, which remains valid until October 2018, for sales of air passengers transport tickets for both domestic and international air routes. In addition, Beijing Yuanyi, a subsidiary of another consolidated variable interest entity, has obtained an Aviation Transport Sales Agency Certificate for sales of air freight transport tickets for domestic air routes, which remains valid until October 2018.

Courier Service Operation Permit.  Pursuant to the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches within 20 days. In addition, pursuant to the Interim Regulations of Courier which will take effect in May 2018, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. We have one cross-provincial Courier Service Operation Permit that allows Jingbangda, a subsidiary of Xi’an Jingdong Xincheng that provides logistics services, to operate an express delivery business in 31 provinces and 424 cities in China. As of December 31, 2017, Jingbangda and its 1,268 branches had obtained Courier Service Operation Permits. We are in the process of applying for extension of the coverage of our Courier Service Operation Permits to other areas of China. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit.  Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, anyone engaging in the business of operating road transportation and stations (sites) must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2017, Jiangsu Jingdong and its 39 branches, Jingbangda and its 23 branches had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of applying for additional Road Transportation Operation Permits for Xi’an Jingdong Xincheng and its 11 branches and Jingbangda’s branches from the appropriate level of government authorities and obtaining necessary licenses for all of our vehicles used for transporting goods. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Publication Operation Permit.  In May 2016, the Ministry of Commerce and the GAPPRFT jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or the Publication Market Measures (2016 Version), which replaced the Administrative Measures for the Publication Market (2011 Version), or the Publication Market Measures (2011 Version). According to the Publication Market Measures (2016 Version), where an entity or individual is engaged in the distribution of publications via the internet or other information networks, the entity or individual is required to obtain a Publication Operation Permit. Entities and individuals engaged in the wholesale or retail of publications are required to carry out the relevant activities within the scope of a Publication Operation Permit. Where an entity or individual has obtained the Publication Operation Permit and is engaged in the distribution of publications via the internet or other information networks within the approved business scope, the entity or individual is required to complete record filing with the publication administrative department within 15 days after launching the online distribution business. Although the Publication Market Measures (2016 Version) allow foreign-invested enterprises to engage in the distribution of publications, it is uncertain how this will be implemented in practice. According to the Publication Market Measures (2011 Version), foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. Due to these restrictions in practice, we engage in wholesale and retail of books and audio and video products and other publications through Jiangsu Yuanzhou, one of our consolidated variable interest entities. Jiangsu Yuanzhou has obtained a Publication Operation Permit, which remains valid until March 31, 2020.

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the SFDA in August 2015 and was amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food, liquor and nutritional supplements through our websites. Our PRC subsidiaries or their branches engaging in food distribution business have obtained Food Distribution Permits.

Medical Device Operation Enterprise Permit.  The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014 and May 2017, divide medical devices into three types. Enterprises engaging in the sale of Type I and Type II medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type III medical devices must obtain a Medical Device Operation Enterprise Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd., a subsidiary of Jingdong Century, has obtained a Medical Device Operation Enterprise Permit for the sale of several types of Type III medical devices, which remains valid until October 2021.

Permit for Production and Operation of Radio and TV Programs.  Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004 and amended in August 2015, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the State Administration of Radio, Film and Television, now the SAPPRT, or its provincial branches. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360 has obtained a Permit for Production and Operation of Radio and TV Programs, which remains valid until December 2019.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. As a supporting measure, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which will take effect in May 2018. Pursuant to this new standard, the entities or persons who are authorized to use and process personal information, should only collect the necessary information and also obtain a consent from the information provider.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

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

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g. audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods,) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

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

Patent.  The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. As of December 31, 2017, we had 838 patents granted in China, 3,622 patent applications pending in China and 236 patent applications pending outside China.

Trademark.  The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2017, we had 5,719 registered trademarks in different applicable trademark categories and had approximately 4,402 trademark applications in China.

Domain Name.  Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. We have registered jd.com, 360buy.com, 360buy.cn, 360buy.com.cn and other domain names.

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

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, JD.com International Limited, Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, Jingdong E-Commerce (Express) Hong Kong Co., Ltd. and Jingdong E-Commerce (Trade) Hong Kong Corporation Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from Jingdong Century, Star East, Xi’an Jingxundi and Shanghai Shengdayuan, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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
100%
Jingdong Logistics Group Corporation (Cayman Islands)
100%
Jingdong Express Group Corporation (Cayman Islands)
100%
Jingdong E-Commerce (Trade) Hong Kong Corporation Limited (Hong Kong)
100%
Jingdong E-Commerce (Technology) Hong Kong Co., Ltd.
100%
JD.com International Limited (Hong Kong)
100%
JD.com Investment Limited(2)
100%
Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited (Hong Kong)
100%
Jingdong E-Commerce (Express) Hong Kong Corporation Limited (Hong Kong)
100%
JD.com International (Singapore) Pte. Limited
Outside China
Inside China
100%
Tianjin Star East Corporation Limited ("Star East")(4)
100%
Xi'an Jingxundi Supply Chain Technology Co., Ltd. ("Xi'an Jingxundi")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
JD.com E-Commerce (Investment) Hong Kong Corporation Ltd
100%
Beijing Jingdong Century Trade Co., Ltd.(3) ("Jingdong Century")
Xi'an Jingdong Xincheng Information Technology Co., Ltd. ("Xi'an Jingdong Xincheng")(1)
100%
Beijing Jingbangda Trading Co., Ltd. ("Jingbangda")
100%
- Jiangsu Jingdong Information Technology Co., Ltd.
- Beijing Jingdong Shangke Information Technology Co., Ltd.
- Chongqing Jingdong Haija E-Commerce Co., Ltd.
Beijing Jingdong 360 Degree E-Commerce Co., Ltd. ("Jingdong 360")(1)
Jiangsu Yuanzhou E-Commerce Co., Ltd. ("Jiangsu Yuanzhou")(1)
Equity interest
Contractual arrangements

(1)         Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng are our principal consolidated variable interest entities. Each of Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng is 45% owned by Mr. Richard Qiangdong Liu, our chairman of board of directors and chief executive officer, 30% owned by Ms. Yayun Li, our employee, and 25% owned by Ms. Pang Zhang, also our employee. We effectively control these entities through contractual arrangements.

(2)         JD.com Investment Limited has 23 subsidiaries.

(3)         Jingdong Century has 32 major subsidiaries. Jingdong Century also has contractual arrangements with another principal consolidated variable interest entity, Jiangsu Jingdong Bangneng Investment Management Co. Ltd. or Jiangsu Jingdong Bangneng.  Jiangsu Jingdong Bangneng is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Suqian Jingdong Sanhong Enterprise Management Center, is a significant subsidiary 100% owned by Jiangsu Jingdong Bangneng and its subsidiaries.

(4)         Tianjin Star East Corporation Limited has 15 subsidiaries.

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

We obtained control over Xi’an Jingdong Xincheng through Xi’an Jingxundi in June 2017 by entering into a series of contractual arrangements with Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng, which we refer to as the Xi’an Jingdong Xincheng Agreements. As a result of our ownership of Xi’an Jingxundi, we became the primary beneficiary of Xi’an Jingdong Xincheng in June 2017. We treat Xi’an Jingdong Xincheng as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

In addition to Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, we assisted in establishing additional consolidated variable interest entities, including Jiangsu Jingdong Bangneng and Suqian Sanhong. We have entered into a series of contractual arrangements with each of these variable interest entities and their respective shareholders. The contractual arrangements allow us to:

•                  exercise effective control over our variable interest entities;

•                  receive substantially all of the economic benefits of our variable interest entities; and

•                  have an exclusive option to purchase all or part of the equity interests in our variable interest entities when and to the extent permitted by PRC law.

We have consolidated the financial results of our variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. Our consolidated variable interest entities collectively contributed 1.7%, 1.7% and 4.4% of our consolidated total net revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Contractual Arrangements with Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng

The following is a summary of the currently effective Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Xi’an Jingdong Xincheng Agreements.

Agreements that Provide Us with Effective Control over Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng

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

On June 23, 2017, Xi’an Jingxundi, Xi’an Jingdong Xincheng and each of the shareholders of Xi’an Jingdong Xincheng entered into three equity pledge agreements. The equity pledge agreements between Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng contain terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

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

On June 23, 2017, each of the shareholders of Xi’an Jingdong Xincheng granted an irrevocable power of attorney. The powers of attorney contain terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

Agreements that Allow Us to Receive Economic Benefits from Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng

Exclusive Technology Consulting and Services Agreement.  In June 2016, Jingdong Century and Jingdong 360 entered into an amended and restated exclusive technology consulting and services agreement in replacement of the previous exclusive technology consulting and services agreement. Pursuant to the amended and restated exclusive technology consulting and services agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Jingdong Century’s sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, subject to annual evaluation and adjustment. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

Jingdong Century and Jiangsu Yuanzhou entered into an amended and restated exclusive technology consulting and services agreement in June 2016 in replacement of the previous exclusive technology consulting and services agreement. The amended and restated exclusive technology consulting and services agreement between Jingdong Century and Jiangsu Yuanzhou contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 described above.

Xi’an Jingxundi and Xi’an Jingdong Xincheng entered into an exclusive technology consulting and services agreement on June 23, 2017. The exclusive technology consulting and services agreement between Xi’an Jingxundi and Xi’an Jingdong Xincheng contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 described above.

Intellectual Property Rights License Agreement.  On December 25, 2013, Jingdong Century and certain of its subsidiaries entered into an amended and restated intellectual property rights license agreement with Jingdong 360 in replacement of the previous intellectual property rights license agreement. Pursuant to the amended and restated intellectual property rights license agreement, Jingdong Century and the subsidiaries grant Jingdong 360 a non-exclusive right to use certain of its trademarks, patents, copyrights to computer software and other copyrights. Jingdong 360 is permitted to use the intellectual property rights only within the scope of its internet information service operation and in the territory of China. Jingdong 360 agrees that at any time it will not challenge the validity of Jingdong Century’s license rights and other rights with respect to the licensed intellectual property and will not take actions that would prejudice Jingdong Century’s rights and the license. Jingdong 360 agrees to pay license fees to Jingdong Century annually, subject to annual evaluation and adjustment. Without Jingdong Century’s written consent, Jingdong 360 cannot assign or sublicense its rights under the license agreement or transfer the economic interests arising from the license to any third party. The initial term of this agreement is 10 years and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date.

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

Business Cooperation Agreement.  On May 29, 2012, Jingdong Century and Shanghai Shengdayuan entered into an amended and restated business cooperation agreement with Jingdong 360 in replacement of the previous business cooperation agreement between Jingdong Century and Jingdong 360. Pursuant to the amended and restated business cooperation agreement, Jingdong 360 agrees to provide to Jingdong Century and Shanghai Shengdayuan services, including operating our website, posting Jingdong Century’s and Shanghai Shengdayuan’s product and service information on the website, transmitting the users’ order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360’s operating costs incurred in the previous quarter. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century and Shanghai Shengdayuan with their written confirmation prior to the expiration date.

Business Operations Agreement.  On November 20, 2017, Jingdong Century entered into an amended and restated business operations agreement with Jingdong 360 and its shareholders in replacement of the previous business operations agreement between Jingdong Century and Jingdong 360. Pursuant to the amended and restated business operations agreement, Jingdong 360’s shareholders must appoint the candidates nominated by Jingdong Century to be the directors on its board of directors in accordance with applicable laws and the articles of association of Jingdong 360, and must cause the persons recommended by Jingdong Century to be appointed as its general manager, chief financial officer and other senior executives. Jingdong 360 and its shareholders also agree to accept and strictly follow the guidance provided by Jingdong Century from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Jingdong 360 and its shareholders agree that Jingdong 360 will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the incurrence of debt from any third party and the amendment of Jingdong 360’s articles of association, without the prior consent of Jingdong Century’s respective designees. Unless otherwise terminated early by Jingdong Century, the agreement will remain effective until Jingdong 360 is dissolved according to the PRC law.

On June 15, 2016, Jingdong Century entered into a business operations agreement with Jiangsu Yuanzhou and its shareholders. The business operations agreement with Jiangsu Yuanzhou contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.

On June 23, 2017, Xi’an Jingxundi entered into a business operations agreement with Xi’an Jingdong Xincheng and its shareholders. The business operations agreement with Xi’an Jingdong Xincheng contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng

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

On June 23, 2017, Xi’an Jingxundi, Xi’an Jingdong Xincheng and each of the shareholders of Xi’an Jingdong Xincheng entered into an exclusive purchase option agreement. The exclusive purchase option agreement contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

Loan Agreements.  Pursuant to the amended and restated loan agreement dated November 20, 2017 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans in an aggregate amount of RMB920 million (US$141.4 million) to the shareholders of Jingdong 360 solely for the capitalization of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third-party claims against shareholders for an amount more than RMB100,000 (US$15,370) and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, relevant equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.

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

Pursuant to the loan agreement dated June 23, 2017 between Xi’an Jingxundi and the shareholders of Xi’an Jingdong Xincheng, Xi’an Jingxundi made loans in an aggregate amount of RMB1 million (US$0.2 million) to the shareholders of Xi’an Jingdong Xincheng solely for the capitalization of Xi’an Jingdong Xincheng. The loan agreement contains terms substantially similar to the amended and restated loan agreement relating to Jingdong 360 described above.

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Xi’an Jingdong Xincheng Agreements, we have also entered into contractual arrangements with each of our other variable interest entities, including Jiangsu Jingdong Bangneng, and their respective shareholders, including: equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Xi’an Jingdong Xincheng Agreements.

D.            Property, Plant and Equipment

Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own the office building with an aggregate floor area of approximately 280,000 square meters. We lease our other offices in Beijing and regional offices in 23 other cities with an aggregate floor area of approximately 205,000 square meters.

We own our national customer service center and our data center in Suqian, each of which has an aggregate floor area of approximately 160,000 and 57,000 square meters, respectively. We lease our customer service centers in Chengdu and Yangzhou with an aggregate floor area of approximately 40,000 square meters.

As of December 31, 2017, we operated regional fulfillment centers in seven cities, including Beijing, Shanghai, Wuhan, Guangzhou, Chengdu, Shenyang and Xi’an, with an aggregate floor area of more than six million square meters.

In addition, we also operated front distribution centers in 27 cities with an aggregate gross floor area of more than one million square meters for stocking products that are in high demand, as well as other additional warehouses in another 44 cities with an aggregate gross floor area of approximately three million square meters, as of December 31, 2017. Our comprehensive fulfillment facilities can cover almost all counties and districts across China.

As of December 31, 2017, we had launched our custom-built warehousing facilities in nine cities with an aggregate floor space of over one million square meters, and we are in the process of constructing warehousing facilities in twelve cities. As of December 31, 2017, we had land use rights in nineteen cities to build our own warehouses.  The highly automated and efficient warehouse will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB7.9 billion (US$1.2 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2017.

We have acquired land use rights in Beijing to build our new headquarters. The phase one construction of the new office buildings was completed in the third quarter of 2015. As of December 31, 2017, we had paid an aggregate of approximately RMB5.8 billion (US$0.9 billion) for the acquisition of land use rights and construction of the office buildings.

We plan to expand our nationwide fulfillment network by leasing, building, or purchasing additional facilities across China over the next several years.

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

As of June 30, 2017, we deconsolidated JD Finance as a result of the reorganization of JD Finance. Accordingly, JD Finance’s historical financial results for periods prior to July 1, 2017 are reflected in our consolidated financial statements as discontinued operations. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

A.            Operating Results

Overview

We are a leading technology-driven e-commerce company and retail infrastructure service provider in China. We generated total net revenues of RMB181.0 billion, RMB258.3 billion and RMB362.3 billion (US$55.7 billion) in 2015, 2016 and 2017, respectively.

Our primary business model is online direct retail sales, where we acquire products from suppliers and sell them directly to our customers primarily through our websites and mobile apps. We also operate an online marketplace, whereby third-party sellers sell products to customers primarily through our websites and mobile apps. We also offer advertising, logistics and other value-added services.

Our business has grown substantially in recent years. The number of products we offer has grown rapidly. We had 155.0 million, 226.6 million and 292.5 million active customer accounts in 2015, 2016 and 2017, respectively. In addition to our online direct retail business, our online marketplace and other services generated net revenues of RMB13.1 billion, RMB20.3 billion and RMB30.5 billion (US$4.7 billion) in 2015, 2016 and 2017, respectively.

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

JD.com, Inc., the holding company that is listed on NASDAQ, has no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly owned PRC subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion, which are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2017, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB23,083 million (US$3,548 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Our Ability to Increase Active Customer Accounts and Orders from Customers

Growth in the number of our active customer accounts and orders are key drivers of our revenue growth. Our annual active customer accounts increased from 155.0 million in 2015 to 226.6 million in 2016 and further to 292.5 million in 2017. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in generating repeat purchases from existing customer accounts.

Our ability to attract new customer accounts and generate repeat purchases from existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of authentic products at competitive prices on our websites and mobile apps and provide speedy and reliable delivery, convenient online and in-person payment options and comprehensive customer services. The number of products we offer has grown rapidly. We have developed a business intelligence system that enables us to increase our operating efficiency through enhanced product merchandising and supply chain management capabilities, and to drive more targeted and relevant product promotions and recommendations to our customers. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including granting coupons and loyalty points and holding special promotions.

We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, for the same group of customer accounts that were active in 2008, their average number of purchases increased each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012, 16.6 in 2013, 18.7 in 2014, 21.8 in 2015, 25.7 in 2016 and 30.2 in 2017.

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We commenced our e-commerce business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party sellers on our online marketplace. We offer a wide range of products and services and aim to provide one-stop shopping to maximize our wallet share. Our mix of products and services also affects our gross margin. For example, the marketplace service revenues that we earn from third-party sellers and the other services that we offer generally have higher gross margins. The split between our online direct sales business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our online marketplace and other services revenues increased from RMB13.1 billion in 2015 to RMB20.3 billion in 2016 and further to RMB30.5 billion (US$4.7 billion) in 2017. We intend to further expand our selection of general merchandise products, attract more third-party sellers to our online marketplace, and provide more fulfillment and other value-added services to third-party sellers and others.

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

As of December 31, 2017, our nationwide fulfillment infrastructure employed a total of 117,943 warehouse and delivery personnel, and we also employed 11,938 IT professionals to monitor, maintain, upgrade and develop the technology platform that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2015, 2016 and 2017, while the fulfillment expenses as a percentage of our total net revenues increased from 6.8% in 2015 to 7.2% in 2016 but decreased to 7.1% in 2017. Personnel costs are the largest component of our fulfillment costs and of our technology and content costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase in absolute amount in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure covered almost all counties and districts across China as of December 31, 2017, which included a warehousing network of 486 warehouses with an aggregate gross floor area of approximately 10 million square meters in 78 cities. We have acquired land use rights to over 5.6 million square meters of land in 21 cities in China. We plan to continue to build large scale, custom-designed warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party sellers using our fulfillment services. We had paid an aggregate of approximately RMB7.9 billion (US$1.2 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2017.  In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform during the same periods. To further transform our current business through improved efficiency and better user experience, laying the groundwork for future areas of growth, we intend to further invest in technologies including artificial intelligence, big data and other industry-leading technologies. Our focus on superior technologies will be the key to further extending our industry leadership.

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. For example, in November 2015, we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired and an impairment charge of RMB2.6 billion (US$0.4 billion) was recorded in the fourth quarter of 2015. In addition, the remaining balance of the intangible assets arising from the acquisition, which amounted to RMB0.2 billion (US$0.02 billion) as of December 31, 2015, was also impaired. Moreover, we share the results of the investments which we account for as equity method investments. In 2017, our share of results of equity investees was a loss of RMB1.9 billion (US$0.3 billion), primarily attributable to losses picked up from our equity method investments. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.

Selected Statements of Operations Items

Net Revenues

Net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US $	%
	(in millions, except for percentages)
Net product revenues (formerly known as online direct sales):
Electronics and home appliances products	134,519	74.3	179,822	69.6	236,269	36,314	65.2
General merchandise products	33,417	18.5	58,122	22.5	95,555	14,686	26.4
Total	167,936	92.8	237,944	92.1	331,824	51,000	91.6
Net service revenues (formerly known as services and others)	13,106	7.2	20,346	7.9	30,508	4,689	8.4
Total	181,042	100.0	258,290	100.0	362,332	55,689	100.0

We expect net revenues from all categories to continue to increase in the foreseeable future. Sales of electronics and home appliances products may decrease as a percentage of our total net revenues and sales from services and others may increase as a percentage of our total net revenues.

Net service revenues primarily consist of commissions earned from third-party sellers for sales made through our online marketplace and service fees we charge them for value-added fulfillment or other services we provide upon their request. Currently, we recognize revenues from the third-party sellers on a net basis as we may not always be the primary obligor, we do not have general inventory risk and we do not have latitude to establish prices for them. In addition, net service revenues also include fees we earn by selling advertisements on our websites and fees we earn by providing logistics services to third-party sellers on our online marketplace and merchants that do not sell products on our online marketplace.

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

Operating Expenses

Operating expenses consist primarily of cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues(1)	158,960	87.8	222,935	86.3	311,517	47,879	86.0
Fulfillment	12,367	6.8	18,560	7.2	25,865	3,975	7.1
Marketing	7,233	4.0	10,159	3.9	14,918	2,293	4.1
Technology and content	2,902	1.6	4,453	1.7	6,652	1,022	1.8
General and administrative	2,188	1.2	3,436	1.3	4,215	648	1.2
Impairment of goodwill and intangible assets	2,750	1.5	—	—	—	—	—
Total	186,400	102.9	259,543	100.4	363,167	55,817	100.2

(1)         In April 2017, leveraging our advanced technology and logistics expertise, we established JD Logistics, a new business group under JD.com, to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to merchants and other third parties are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that has been reclassified to conform to the current period financial statement presentation were RMB1,664 million and RMB2,561 million for the years ended December 31, 2015 and 2016, respectively.

Cost of revenues primarily consists of our cost for acquiring the products that we sell directly and the related inbound shipping charges, inventory write-downs, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties. The rebates and subsidies we receive from suppliers are accounted as a reduction to the purchase price, and will be recorded as a reduction of cost of revenues when the product is sold.

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

Our technology and content expenses consist primarily of payroll and related expenses for IT professionals involved in developing and maintaining our technology platform and websites, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions. As we hire additional management talents and invest in new businesses, our general and administrative expenses are expected to increase in absolute amount.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except that a few entities in our group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas, and the entity that qualified as a “software enterprise” has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 13% prior to July 1, 2017 and 11% since July 1, 2017 on sales of books, audio and video products, 17% on sales of other products, 6% or 11% on logistics services and 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. Since January 1, 2014, we have been exempted from VAT on sales of books. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since January 1, 2012, to replace the business tax, and has been implemented in all industries since May 1, 2016.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues:
Net product revenues (formerly known as online direct sales)	167,936	92.8	237,944	92.1	331,824	51,000	91.6
Net service revenues (formerly known as services and others)	13,106	7.2	20,346	7.9	30,508	4,689	8.4
Total net revenues	181,042	100.0	258,290	100.0	362,332	55,689	100.0
Operating expenses(1)
Cost of revenues	(158,960)	(87.8)	(222,935)	(86.3)	(311,517)	(47,879)	(86.0)
Fulfillment	(12,367)	(6.8)	(18,560)	(7.2)	(25,865)	(3,975)	(7.1)
Marketing	(7,233)	(4.0)	(10,159)	(3.9)	(14,918)	(2,293)	(4.1)
Technology and content	(2,902)	(1.6)	(4,453)	(1.7)	(6,652)	(1,022)	(1.8)
General and administrative	(2,188)	(1.2)	(3,436)	(1.3)	(4,215)	(648)	(1.2)
Impairment of goodwill and intangible assets	(2,750)	(1.5)	—	—	—	—	—
Total operating expenses	(186,400)	(102.9)	(259,543)	(100.4)	(363,167)	(55,817)	(100.2)
Loss from operations	(5,358)	(2.9)	(1,253)	(0.4)	(835)	(128)	(0.2)
Other income/(expense):
Share of results of equity investees	(2,852)	(1.6)	(2,782)	(1.1)	(1,927)	(296)	(0.5)
Interest income	673	0.4	1,227	0.5	2,530	389	0.7
Interest expense	(73)	(0.0)	(619)	(0.2)	(964)	(148)	(0.3)
Others, net	(147)	(0.1)	1,544	0.5	1,317	201	0.4
Loss before tax	(7,757)	(4.2)	(1,883)	(0.7)	121	18	0.0
Income tax benefits/(expenses)	15	0.0	(166)	(0.1)	(140)	(21)	0.0
Net loss from continuing operations	(7,742)	(4.2)	(2,049)	(0.8)	(19)	(3)	0.0
Net income/(loss) from discontinued operations, net of tax	(1,376)	(0.8)	(1,365)	(0.5)	7	1	0.0
Net Loss	(9,118)	(5.0)	(3,414)	(1.3)	(12)	(2)	0.0

(1)         Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(8)	(17)	(28)	(4)
Fulfillment	(164)	(332)	(426)	(65)
Marketing	(48)	(87)	(136)	(21)
Technology and content	(209)	(470)	(671)	(103)
General and administrative	(648)	(1,154)	(1,520)	(234)

Segment Information

We historically had only one single reporting segment. With the development of the new business initiatives, we changed our reporting segments in 2016. Currently, we have two operating segments, namely JD Mall and New Businesses. JD Mall represents our core e-commerce business, and New Businesses include logistics services provided to third parties, technology services, overseas business, insurance and O2O, which has been deconsolidated since its merger with Dada in April 2016. New Businesses also include the impact of Paipai.com for the year ended December 31, 2015. JD Finance was previously included in New Businesses, but was deconsolidated from our financial statements since June 30, 2017 as a result of its reorganization. Accordingly, we updated the presentation of segment information for prior years to conform to the current year’s presentation.

The table below provides a summary of our operating segment results for the years ended December 31, 2015, 2016 and 2017:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Mall	178,273	254,397	356,020	54,718
New Businesses	2,363	3,297	6,022	926
Inter-segment*	(98)	(223)	(547)	(84)
Total segment net revenues	180,538	257,471	361,495	55,560
Unallocated items**	504	819	837	129
Total consolidated net revenues	181,042	258,290	362,332	55,689

Operating income/(loss):
JD Mall	152	2,269	4,956	762
New Businesses	(749)	(670)	(2,070)	(318)
Total segment operating income/(loss)	(597)	1,599	2,886	444
Unallocated items**	(4,761)	(2,852)	(3,721)	(572)
Total consolidated operating loss	(5,358)	(1,253)	(835)	(128)

*                 The inter-segment eliminations mainly consist of revenues from services provided by JD Mall to overseas business, and services provided by JD Logistics to the vendors of JD Mall, which were recorded as a deduction of cost of revenues at the consolidated level.

**          Unallocated items include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

Operating expenses (excluding cost of revenues) before unallocated items as a percentage of net revenues for JD Mall were 11.7%, 12.6% and 12.9% for the years ended December 31, 2015, 2016 and 2017, respectively, which were lower than our major offline industry peers due to our high operating efficiency.

Years Ended December 31, 2017 and 2016

Net Revenues.  Our total net revenues increased by 40.3 % from RMB258,290 million in 2016 to RMB362,332 million (US$ 55,689 million) in 2017, with increases in both categories of net revenues. Revenues from online marketplace and other services increased by 49.9% from RMB20,346 million in 2016 to RMB30,508 million (US$4,689 million) in 2017.

The increase in our total net revenues was primarily due to the growing and loyal active customer base. Our annual active customer accounts increased from 226.6 million in 2016 to 292.5 million in 2017. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, the same group of customer accounts that were active in 2008 increased their average number of purchases each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012, 16.6 in 2013, 18.7 in 2014, 21.8 in 2015, 25.7 in 2016 and 30.2 in 2017.

Operating Expenses.  Our total operating expenses increased by 39.9% from RMB259,543 million in 2016 to RMB363,167 million (US$55,817 million) in 2017. This increase was due to increases in our cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses and general and administrative expenses.

•                  Cost of revenues.  Our cost of revenues increased by 39.7% from RMB222,935 million in 2016 to RMB311,517 million (US$47,879 million) in 2017. This increase reflects the increase in our volume of product sales, the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, and costs associated with our third party logistics services.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 39.4% from RMB18,560 million in 2016 to RMB25,865 million (US$3,975 million) in 2017. This increase was primarily due to an increase in compensation costs from RMB9,059 million in 2016 to RMB12,233 million (US$1,880 million) in 2017 as the number of our fulfillment employees increased from 98,988 as of December 31, 2016 to 136,088 as of December 31, 2017, as well as higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB2,913 million in 2016 to RMB4,395 million (US$675 million) in 2017 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, (ii) an increase in payment processing charges from RMB1,502 million in 2016 to RMB2,504 million (US$385 million) in 2017, which was primarily due to the increase in our sales volume, and (iii) an increase in the rental expenses for our fulfillment infrastructure from RMB1,789 million in 2016 to RMB2,359 million (US$363 million) in 2017, which was primarily due to the increase in the aggregate gross floor area leased in 2017. Fulfillment expenses as a percentage of net revenues was 7.1% in 2017, compared to 7.2% in 2016.

•                  Marketing expenses.  Our marketing expenses increased by 46.9% from RMB10,159 million in 2016 to RMB14,918 million (US$2,293 million) in 2017. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels, from RMB7,790 million in 2016 to RMB12,376 million (US$1,902 million) in 2017 as we continued to enhance our brand recognition and to promote our new business initiatives.

•                  Technology and content expenses.  Our technology and content expenses increased by 49.4% from RMB4,453 million in 2016 to RMB6,652 million (US$1,022 million) in 2017. This increase was primarily due to the increase in the headcount of our technology employees from 7,502 as of December 31, 2016 to 11,938 as of December 31, 2017, which involved the addition of research and development talent and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile, AI, big data and cloud computing technologies.

•                  General and administrative expenses.  Our general and administrative expenses increased by 22.7% from RMB3,436 million in 2016 to RMB4,215 million (US$648 million) in 2017. This increase was primarily due to an increase in share-based compensation expenses from RMB1,154 million in 2016 to RMB1,520 million (US$ 234 million) in 2017. The increase was also was also attributable to an increase in staff costs.

•                  Impairment of goodwill and intangible assets. There was no impairment of goodwill and intangible assets in 2017 or in 2016.

Share of results of equity investees.  Share of results of equity investees was RMB1,927 loss (US$296 million) in 2017, compared to RMB2,782 million loss in 2016. In 2017, our share of results of equity investees was primarily attributable to losses picked up from our equity method investments in Bitauto, Tuniu and Dada.

Interest Income.  Our interest income increased from RMB1,227 million in 2016 to RMB2,530 million (US$389 million) in 2017, primarily due to the increase of loans provided to JD Finance and the larger cash balance we held in 2017, which was primarily attributable to the increase in net cash provided by our operating activities.

Others, Net.  Others, net was RMB1,544 million income in 2016 and RMB1,317 million (US$201 million) income in 2017. This decrease was primarily attributable to the disposition gain recognized in relation to the transaction with Dada in 2016.

Net Loss.  As a result of the foregoing, we had a net loss from continuing operations of RMB19 million (US$3 million) in 2017, as compared to a net loss from continuing operations of RMB2,049 million in 2016.

Gain from Disposition of JD Finance.  As of June 30, 2017, the reorganization of JD Finance had been completed, and we disposed all of our equity interest in JD Finance. As part of the transaction, we received approximately RMB14.3 billion (US$2.2 billion) in cash with an economic gain of RMB14.2 billion (US$2.2 billion) in 2017. As JD Finance is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in capital in shareholders’ equity. We also retain the right to receive 40% of future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis.

Years Ended December 31, 2016 and 2015

Net Revenues.  Our total net revenues increased by 42.7% from RMB181,042 million in 2015 to RMB258,290 million in 2016, with increases in both categories of net revenues. Revenues from online marketplace and other services increased by 55.2% from RMB13,106 million in 2015 to RMB20,346 million in 2016.

The increase in our total net revenues was primarily due to the growing and loyal active customer base. Our annual active customer accounts increased from 155.0 million in 2015 to 226.6 million in 2016. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, the same group of customer accounts that were active in 2008 increased their average number of purchases each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012, 16.6 in 2013, 18.7 in 2014, 21.8 in 2015, and 25.7 in 2016.

Operating Expenses.  Our total operating expenses increased by 39.2% from RMB186,400 million in 2015 to RMB259,543 million in 2016. This increase was due to increases in our cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses and general and administrative expenses.

•                  Cost of revenues.  Our cost of revenues increased by 40.2% from RMB158,960 million in 2015 to RMB222,935 million in 2016. This increase reflects the increase in our volume of product sales and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as costs related to the logistics services provided to merchants and other partners.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 50.1% from RMB12,367 million in 2015 to RMB18,560 million in 2016. This increase was primarily due to the expansion of delivery services provided to merchants on our marketplace and an increase in compensation costs relating to fulfillment expenses from RMB6,149 million in 2015 to RMB9,059 million in 2016, which was due in turn to the increase in the number of our fulfillment employees from 88,534 as of December 31, 2015 to 98,988 as of December 31, 2016, as well as higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB1,742 million in 2015 to RMB2,913 million in 2016 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, and (ii) an increase in the rental expenses for our fulfillment infrastructure from RMB1,142 million in 2015 to RMB1,789 million in 2016, which was primarily due to the increase in the aggregate gross floor area leased in 2016.

•                  Marketing expenses.  Our marketing expenses increased by 40.5% from RMB7,233 million in 2015 to RMB10,159 million in 2016. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels, from RMB5,282 million in 2015 to RMB7,790 million in 2016 as we continued to enhance our brand recognition and to promote our new business initiatives.

•                  Technology and content expenses.  Our technology and content expenses increased by 53.4% from RMB2,902 million in 2015 to RMB4,453 million in 2016. This increase was primarily due to the increase in the headcount of our technology employees from 6,030 as of December 31, 2015 to 7,502 as of December 31, 2016, which involved the addition of research and development talent and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile, big data and cloud computing technologies.

•                  General and administrative expenses.  Our general and administrative expenses increased by 57.0% from RMB2,188 million in 2015 to RMB3,436 million in 2016. This increase was primarily due to an increase in share-based compensation expenses from RMB648 million in 2015 to RMB1,154 million in 2016 and an increase in compensation costs from RMB822 million in 2015 to RMB1,167 million in 2016. The increase was also was also attributable to an increase in headcount of general and administrative employees from 3,959 as of December 31, 2015 to 4,722 as of December 31, 2016.

•                  Impairment of goodwill and intangible assets. Our impairment of goodwill and intangible assets was nil in 2016, compared to RMB2,750 million in 2015.

Share of results of equity investees.  Share of results of equity investees was RMB2,782 million loss in 2016, compared to RMB2,852 million loss in 2015. In 2016, our share of results of equity investees was primarily attributable to impairment of investment in Bitauto and Tuniu and losses picked up from our equity method investments.

Interest Income.  Our interest income increased from RMB673 million in 2015 to RMB1,227 million in 2016, primarily due to the increase of loans provided to JD Finance and the larger cash balance we held in 2016, which was primarily attributable to the increase in net cash provided by our operating activities.

Others, Net.  Others, net was RMB147 million loss in 2015 and RMB1,544 million income in 2016. This income was primarily attributable to the disposition gain recognized in relation to the transaction with Dada in 2016.

Net Loss.  As a result of the foregoing, we had a net loss from continuing operations of RMB2,049 million in 2016, as compared to a net loss from continuing operations of RMB7,742 million in 2015.

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

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiaries, including Jingdong Century, and our affiliated PRC entities, including, among others, Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, and their respective shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of these PRC affiliates that most significantly impact their economic performance, and to obtain a majority of the residual returns of these entities. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

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

Foreign Currency Translation

Our reporting currency is Renminbi (“RMB”). The functional currency of our entities incorporated in Cayman Islands, British Virgin Islands, Hong Kong, Singapore and the United States of America is the United States dollars. The functional currency of our entities incorporated in The Republic of Indonesia is the Indonesian rupiah. The functional currency of our entities incorporated in Japan is the Japanese yen. The functional currency of our entities incorporated in France is the Euro. Our PRC subsidiaries, variable interest entities and the subsidiaries of our variable interest entities determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

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

When the consumer financing services are provided to the qualified customers in the online direct sales business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements in relation to the consumer financing business, we remain as the legal owner of the consumer finance receivables, where JD Finance performs the related credit assessment.

JD Finance agreed to purchase the consumer financing receivables past due over certain agreed period of time from us at carrying values to absorb the risks, and no allowance for doubtful accounts in relation to accounts receivable arising from the consumer financing business was provided. We periodically securitize consumer financing receivables through the transfer of those assets to securitization vehicles. Please refer to “Item 5.A Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Non-recourse Securitization Debt and Transfer of Financial Assets” for further information.

Other than the accounts receivable arising from the consumer financing business, we consider many factors in assessing the collectability of our accounts receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. We adjust the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We also make specific allowance if there is strong evidence indicating that the accounts receivable are likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The accounts receivables with the collection period over one year are classified into other non-current assets in our consolidated balance sheets.

Loan Receivables, Net

Loan receivables represent the consumer financing services provided to qualified individual customers by JD Finance. Due to the legacy contractual arrangements in relation to consumer financing business, we remain as the legal owner of the consumer finance receivables, including such loan receivables, where JD Finance performs the related credit assessment. The loan periods extended by us to the individual customers mainly range from one month to twenty-four months.  The loan receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal adjusted for doubtful account. The accrued interests are also included in the loan receivable balance, which was immaterial. JD Finance agreed to purchase the receivables past due over certain agreed period of time from us at carrying values to absorb the risks and obtain the returns from such business, and no provision for the doubtful account was recorded for the years ended December 31, 2016 and 2017. As of December 31, 2016 and 2017, the loan receivables with the collection period over one year in the amount of RMB174 million and RMB244 million (US$37 million) were classified into other non-current assets in our consolidated balance sheets. We periodically securitize loan receivables arising from its consumer financing businesses through the transfer of those assets to securitization vehicles. Please refer to “Item 5.A Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Non-recourse Securitization Debt and Transfer of Financial Assets” for further information.

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

Revenue

We engage primarily in the sale of electronics products and general merchandise products sourced from manufacturers, distributors and publishers in China on the internet through our websites, mainly www.jd.com, and mobile apps. We offer an online marketplace that enables third-party sellers to sell their products to consumers. We provide logistics services to third parties, including third-party sellers on our marketplace and merchants that do not sell products on our online marketplace. We also offered financial services to our suppliers, third-party sellers and qualified individual customers, and the finance business was deconsolidated from our financial statements since June 30, 2017 as a result of the reorganization of JD Finance. Customers place their orders for products or services primarily through our websites and mobile apps. Payment for the purchased products or services is generally made either before delivery or upon delivery.

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

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is primarily accounted for using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and returns of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive loss. As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2017, we would have recorded an additional cost of sales of approximately RMB422 million (US$65 million).

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

During the years ended December 31, 2015, 2016 and 2017, management monitored the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test. In November 2015 we decided to terminate the C2C business of Paipai.com acquired from Tencent, combating the marketing and sales of counterfeit products. As a result, we decided that the goodwill arising from the acquisition of the Paipai and QQ Wanggou combined platform business was fully impaired and an impairment charge of RMB2.6 billion was recorded in the fourth quarter of 2015. There was no goodwill impairment during the years ended December 31, 2016 and 2017.

Non-recourse Securitization Debt and Transfer of Financial Assets

We periodically securitize accounts receivables and loan receivables arising from consumer financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Finance, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to us and are payable only out of collections on their respective underlying collateralized assets.

The securitization vehicles are considered variable interest entities pursuant to ASC 810. We will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and we act as the servicer of securitization vehicles. Accordingly, we are precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.

We will not consolidate the securitization vehicles when no economic interests are retained by us, and we have no continuing involvements, including being the servicer of the securitization vehicles. Transfers are accounted for as sale and the corresponding transferred accounts receivables are de-recognized in our consolidated balance sheets pursuant to ASC 860 only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditors, (ii) each transferee has the right to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC 860-10-40-5 were not met. The “under common control” relationship of the transferor and transferee should be disregarded when applying ASC 860 as long as the transferee will not be consolidated by the transferor.

Due to our continuing involvement right in securitization vehicles prior to October 2017, we cannot derecognize the existing receivables through the transfer of the receivables to securitization vehicles. The proceeds from the financing-type transactions are reported as current and non-current nonrecourse securitization debt in our consolidated balance sheets based on their respective expected repayment dates pursuant to ASC 860. While the contractual maturities of the asset-backed debt securities are from 2018 to 2019, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2016 and 2017, the collateralized accounts receivables were RMB10,746 million and RMB11,702 million (US$1,799 million), respectively, and the collateralized loans receivables were RMB2,757 million and RMB4,513 million (US$694 million), respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2016 and 2017 was approximately 4.49% and 5.33%, respectively. The interest expenses in relation to the nonrecourse securitization debt were charged back to JD Finance.

Beginning October 2017, we revised certain structural arrangements to relinquish our continuing involvement right when setting up the new securitization vehicles, then we derecognized RMB8,000 million of consumer credit receivables financial assets (including the accounts receivables of RMB5,693 million and loan receivables of RMB2,307 million) through the sales type arrangements, with the proceeds of RMB8,000 million in 2017 (2015 and 2016 nil), where JD Finance acted as the servicer and purchased the subordinate tranche of the securitization vehicles. The gain/loss recorded upon the sale accounting was immaterial in 2017.

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

In determining the fair value of our stock options, the binomial option pricing model was applied, which requires inputs such as the fair value of our ordinary shares, expected volatility, risk-free interest rate, exercise multiple, expected dividend yield and expected term based on the following assumptions:

1.              Fair value of our ordinary shares. Prior to our initial public offering on May 22, 2014, the fair value was determined based on management estimates, as discussed under “—Fair Value of Our Ordinary Shares.” Subsequent to our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

2.              Expected volatility. We estimate expected volatility based on the implied volatility of our own and the historical share prices volatility of comparable companies with a time horizon close to the expected term of the share options.

3.              Risk-free interest rate. We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds with a maturity similar to the expected life of the share options.

4.              Exercise multiple. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

5.              Expected dividend yield. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

6.              Expected term. Expected term is the contract life of the option.

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

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

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

In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2015, 2016 and 2017, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.                                    Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, private issuances of ordinary and preferred shares, our initial public offering, our notes offering and our term and revolving credit facilities.

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

In April 2016, we issued an aggregate of US$500 million unsecured senior notes due in 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due in 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2017, the total carrying value and estimated fair value were US$496 million and US$500 million, respectively, with respect to the notes due in 2021, and US$490 million and US$500 million, respectively, with respect to the notes due in 2026. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2017. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all covenants. During 2017, we paid an aggregate of US$35 million in interest payments related to these notes.

In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. The use of proceeds of the facilities were intended for general corporate purposes. As of December 31, 2017, we had an undrawn balance of US$1.0 billion under the credit facilities agreement, US$450 million of which will expire at the date falling 6 months after the date of this credit facilities agreement if remained undrawn, and US$550 million of which will expire one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement.

As of December 31, 2017, we had a total of RMB38 billion (US$6 billion) in cash and cash equivalents, restricted cash and short-term investments. This included primarily RMB28 billion (US$4 billion) and US$652 million in China, RMB7 billion (US$1 billion), HK$12 million (US$2 million) and US$7 billion in Hong Kong and US$10 million in Singapore. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less. As of December 31, 2017, we had one-year revolving lines of credit for an aggregate amount of RMB40 billion (US$6 billion) from several Chinese commercial banks. We had RMB19 billion (US$3 billion) outstanding under these revolving lines of credit as of December 31, 2017.

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

Our net inventories have increased significantly in recent periods, from RMB20.5 billion as of December 31, 2015 to RMB28.9 billion as of December 31, 2016 and further to RMB41.7 billion (US$6.4 billion) as of December 31, 2017. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 36.4 days in 2015, 37.6 days in 2016 and 38.1 days in 2017. Annual inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our direct sales business and those to third-party sellers on our online marketplace. As of December 31, 2015, 2016 and 2017, our accounts payable amounted to RMB31.2 billion, RMB46.0 billion and RMB74.3 billion (US$11.4 billion), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our direct sales business and the related increase in products sourced from our suppliers, as well as the growth in the scale of operations of our online marketplace. Our annual accounts payable turnover days for direct sales business were 44.0 days in 2015, 52.0 days in 2016 and 59.1 in 2017. Annual accounts payable turnover days are the quotient of average accounts payable for direct sales business over five quarter ends to total cost of revenues and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2015, 2016 and 2017, our accounts receivable amounted to RMB7.4 billion, RMB16.1 billion and RMB16.4 billion (US$2.5 billion), respectively. These increases were primarily due to a significant growth in our sales volumes as well as the credit we extended for the financial products offered by JD Finance. From early 2014, JD Finance started to provide consumer financing to our customers. As of December 31, 2015, 2016 and 2017, the balances of current portion of financing provided to our customers that affected accounts receivable balances amounted to RMB6.9 billion, RMB14.8 billion and RMB14.3 billion (US$2.2 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 1.4 days in 2015, 1.3 days in 2016 and 1.4 days in 2017. Annual accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues and then multiplied by 360 days.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by continuing operating activities	3,038	9,994	27,307	4,197
Net cash used in discontinued operating activities	(1,342)	(1,227)	(2,486)	(382)
Net cash provided by operating activities	1,696	8,767	24,821	3,815
Net cash used in continuing investing activities	(7,809)	(17,758)	(21,725)	(3,339)
Net cash provided by/(used in) discontinued investing activities	2,018	(30,511)	(15,773)	(2,424)
Net cash used in investing activities	(5,791)	(48,269)	(37,498)	(5,763)
Net cash provided by continuing financing activities	3,835	8,649	5,180	796
Net cash provided by discontinued financing activities	865	32,050	14,055	2,160
Net cash provided by financing activities	4,700	40,699	19,235	2,956
Effect of exchange rate changes on cash and cash equivalents	344	711	(642)	(99)
Net increase in cash and cash equivalents	949	1,908	5,916	909
Cash and cash equivalents at beginning of year	16,915	17,864	19,772	3,039
Cash and cash equivalents at end of year	17,864	19,772	25,688	3,948
Less: Cash and cash equivalents of held for sale	3,882	4,205	—	—
Cash and cash equivalents of continuing operations at end of period	13,982	15,567	25,688	3,948

Continuing Operating Activities

Net cash provided by operating activities in 2017 was RMB27,307 million (US$4,197 million). In 2017, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally depreciation and amortization of RMB4,193 million (US$644 million), share of results of equity investees of RMB1,927 million (US$296 million), share-based compensation of RMB2,780 million (US$427 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB26,106 million (US$4,012 million), an increase in advance from customers of RMB2,139 million (US$329 million), an increase in accrued expenses and other current liabilities of RMB4,624 million (US$711 million) and a decrease in amount due from related parties of RMB2,457 million (US$378 million), partially offset by an increase in inventories of RMB12,788 million (US$1,966 million). The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount and the growth in our online marketplace business which resulted in the increase of vendor deposits. The increase in our advance from customers was due to the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business.

Net cash provided by operating activities in 2016 was RMB9,994 million. In 2016, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally depreciation and amortization of RMB3,420 million, share of results of equity investees of RMB2,782 million, share-based compensation of RMB2,061 million and gain from business and investment dispositions of RMB1,233 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB14,519 million, an increase in advance from customers of RMB4,365 million and an increase in accrued expenses and other current liabilities of RMB3,710 million, partially offset by an increase in accounts receivable of RMB8,703 million, an increase in inventories of RMB8,373 million and an increase in amount due from related parties of RMB1,496 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the growth of our business as well as the credit we extended for the financial products offered by JD Finance.

Net cash provided by operating activities in 2015 was RMB3,038 million. In 2015, the principal items accounting for the difference between our net cash used in operating activities and our net loss were certain non-cash expenses, principally share of results of equity investees of RMB2,852 million, impairment of goodwill and intangible assets of RMB2,750 million, depreciation and amortization of RMB2,507 million and share-based compensation of RMB1,077 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB14,187 million, an increase in accrued expenses and other current liabilities of RMB1,852 million and an increase in advance from customers of RMB2,462 million, partially offset by an increase in inventories of RMB8,346 million, an increase in accounts receivable of RMB5,665 million and an increase in amount due from related parties of RMB1,343 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards.  The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the growth of our business as well as the credit we extended for the financial products offered by JD Finance.

Continuing Investing Activities

Net cash used in investing activities in 2017 was RMB21,725 million (US$3,339 million), consisting primarily of the purchase of short-term investments, investment in equity investees and investment securities, purchases of property, equipment and software, cash paid for construction in progress and land use rights, cash paid for loan originations offered by JD Finance, and increase in loans to JD Finance, partially offset by the maturity of short-term investments, cash received from loan repayments, and cash consideration received with respect to the reorganization of JD Finance.

Net cash used in investing activities in 2016 was RMB17,758 million, consisting primarily of the purchase of short-term investments, investment in equity investees, purchases of property, equipment and software, cash paid for construction in progress and land use rights, cash paid for loan originations offered by JD Finance and cash paid for business combinations, partially offset by the maturity of short-term investments, cash received from loan repayments and decrease in loans to JD Finance.

Net cash used in investing activities in 2015 was RMB7,809 million, consisting primarily of the purchase of short-term investments, investment in equity investees and investment securities, purchases of property, equipment and software, cash paid for construction in progress and land use rights, cash paid for loan originations offered by JD Finance and cash paid for business combinations and increase in loans to JD Finance, partially offset by the maturity of short-term investments and cash received from loan repayment.

Continuing Financing Activities

Net cash provided by financing activities in 2017 was RMB5,180 million (US$796 million), consisting primarily of proceeds from short-term borrowings and nonrecourse securitization debt, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt.

Net cash provided by financing activities in 2016 was RMB8,649 million, consisting primarily of proceeds from our unsecured senior notes offering in April 2016, proceeds from short-term borrowings and nonrecourse securitization debt, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt and our repurchase of ADSs.

Net cash provided by financing activities in 2015 was RMB3,835 million, consisting primarily of proceeds from short-term bank loans and nonrecourse securitization debt partially offset by the repayment of short-term bank loans.

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2017, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB23,083 million (US$3,548 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital Expenditures

We made capital expenditures of RMB5,024 million, RMB4,229 million and RMB11,356 million (US$1,745 million) in 2015, 2016 and 2017, respectively. Our capital expenditures for 2015, 2016 and 2017 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our new office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth.

C.                                    Research and Development

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. We employed 11,938 IT professionals to design, develop and operate our technology platform as of December 31, 2017.

In the three years ended December 31, 2015, 2016 and 2017, our technology and content expenses, including share-based compensation expenses for research and development staff, were RMB2,902 million, RMB4,453 million and RMB6,652 million (US$1,022 million), respectively. Our technology and content expenses consist primarily of payroll and related expenses for IT professionals involved in developing and maintaining our technology platform and websites, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                     Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments(1)
Rental expenses	7,975,196	2,845,163	3,290,762	1,149,783	689,488
Bandwidth leasing	642,482	438,499	191,345	7,442	5,196
Capital commitments(2)	2,658,773	2,658,773	—	—	—
Long-term debt obligations(3)	23,694,319	12,684,881	4,475,238	3,267,100	3,267,100
Total	34,970,770	18,627,316	7,957,345	4,424,325	3,961,784

(1)         Our operating lease obligations relate to our leases of offices and fulfillment infrastructures and our lease of bandwidth and data centers.

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

Item 6.                                 Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	45	Chairman of the Board of Directors and Chief Executive Officer
Martin Chiping Lau	45	Director
Ming Huang	54	Independent Director
Louis T. Hsieh	53	Independent Director
David Daokui Li	54	Independent Director
Ye Lan	48	Chief Public Affairs Officer
Yu Long	42	Chief Human Resources Officer and General Counsel
Sidney Xuande Huang	52	Chief Financial Officer
Chen Zhang	54	Chief Technology Officer

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

Martin Chiping Lau has served as our director since March 2014. Mr. Lau is president and executive director of Tencent Holdings Limited, a provider of comprehensive internet services serving the largest online community in China and listed on Hong Kong Stock Exchange. In December 2017, Mr. Lau was appointed as a director of Vipshop Holdings Limited, an online discount retailer listed on the NYSE. In 2007, Mr. Lau was appointed as an executive director of Tencent. In 2006, Mr. Lau was promoted as the president of Tencent to manage the day-to-day operation of Tencent. In February 2005, he joined Tencent as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau also serves as a non-executive director of Kingsoft Corporation Limited, an internet based software developer, distributor and software service provider listed on Hong Kong Stock Exchange, and a director of Leju Holdings Limited, an online-to-offline real estate services provider in China listed on the NYSE. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan, a master of science degree in electrical engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

Ming Huang has served as our independent director since March 2014. Mr. Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China Europe International Business School (CEIBS) since July 2010. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director of Yingli Green Energy Holding Company Limited, a company listed on the NYSE. Mr. Huang is also an independent non-executive director of several companies listed on the Hong Kong Stock Exchange including WH Group Limited, Fantasia Holdings Group Co., Ltd. and an independent director of 360 Security Technology Inc., a company listed on the Shanghai Stock Exchange. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.

Louis T. Hsieh has served as our independent director since May 2014. Mr. Hsieh has been the group chief financial officer for NIO Inc., an electric and autonomous car designer and manufacturer since May 2017. Mr. Hsieh has served as the director of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE (NYSE: EDU), since March 2007, and served as its chief financial officer from December 2005 to April 2015 and its president from May 2009 to January 2016. He also has served as an independent director and chairman of audit committee of YUM China Holdings, Inc., an NYSE-listed fast food restaurant (NYSE: YUMC), since 2016. Mr. Hsieh was an independent director and chairman of audit committee of Nord Anglia Education, Inc. from 2016 to 2017 and assumed the same position with Perfect World Inc. from 2007 to 2010. He was also the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2003 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

David Daokui Li has served as our independent director since May 2014. Mr. Li is currently the Mansfield Freeman Chair Professor of the School of Economics and Management of Tsinghua University. He was also the director of the Schwarzman Scholars Program at Tsinghua University, and the director of Center for China in the World Economy (CCWE) at the School of Economics and Management of Tsinghua University. Before joining Tsinghua University in 2004, Mr. Li was on the faculty of Hong Kong University of Science and Technology from 1999 to 2004 and the University of Michigan from 1992 to 1999. From 1997 to 1998, he was a National Fellow of Hoover Institution at Stanford University. Professor Li is currently a delegate to the Beijing People’s Congress and a member of the Chinese People’s Political Consultative Committee (CPPCC). He is now a member of the Global Agenda Councils and a Rapporteur of the International Financial Institutions Reform Cluster of the Global Redesign Initiative (GRI) of the World Economic Forum based in Davos, Switzerland. Professor Li received a Ph.D. in economics from Harvard University and a bachelor’s degree in management information systems from Tsinghua University as one of the first undergraduate class of the School of Economics and Management, where he is now serving as a faculty member.

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

Yu Long (also known as Rain Long) has served as our chief human resources officer and general counsel since August 2012. Ms. Long has extensive experience in handling the legal affairs of U.S. listed companies and managing multinational companies. Prior to joining us, Ms. Long served as the general counsel and chief compliance officer of UTStarcom Holdings Corp., a provider of interactive, IP-based network solutions listed on NASDAQ, from November 2010 to July 2012. Prior to that, Ms. Long worked for several Chinese and multinational telecommunication companies, and last served as the APAC Legal Affairs Director for the Swiss stock market listed Myriad Group AG and was appointed by its head office to be the key member of its China Executive Management Team. Ms. Long received her bachelor’s degree in economic law from China Southwest Political and Law University in Chongqing and an EMBA from the China Europe International Business School. Ms. Long is a qualified attorney in the PRC.

Sidney Xuande Huang has served as our chief financial officer since September 2013. Prior to joining us, Mr. Huang was the chief financial officer of VanceInfo Technologies Inc., an NYSE-listed IT services provider, and its successor company, Pactera Technology International Ltd., from July 2006 to September 2013. He was also the co-president of VanceInfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to VanceInfo Technologies Inc., he was the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang is currently a director of Bitauto, an internet company listed on the NYSE. Mr. Huang obtained his masters of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

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

B.                                    Compensation

In 2017, we paid an aggregate of approximately RMB11.5 million (US$1.8 million) in cash to our executive officers, and approximately US$0.2 million in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of December 31, 2017, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 106,259,378 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 43,110,108 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.

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

D.                                    Employees

As of December 31, 2017, we had a total of 157,831 full-time employees. We had a total of 116,343 employees as of December 31, 2016 and 101,875 employees as of December 31, 2015.

The following tables give breakdowns of our employees as of December 31, 2017, by function and by region:

Function	Number
Procurement	5,385
Warehouses	33,153
Delivery	84,790
Customer Service	12,760
Technology	11,938
Sales and Marketing	5,453
General and Administrative	4,352
TOTAL	157,831

With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. We believe that our corporate culture and core philosophy will help us to realize our goal of becoming the largest e-commerce company in the world.

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. In 2017, we recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform. We have established comprehensive training programs that cover such topics as our corporate culture, employee rights and responsibilities, team-building, professional behavior, job performance, management skills, leadership and executive decision-making. We have a special dedicated training facility, JD Corporate University, to further strengthen our internal training programs. As of December 31, 2017, over 530 management trainees had undergone our dedicated management training program. We also sponsored selected senior and mid-level managers to participate in part-time EMBA programs. In addition, we launched “Go to college in JD” program in association with well-known universities in November 2013. All employees are eligible to join the program voluntarily and get scholarship from us once they obtain their bachelor’s or master’s degree. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees from top universities in the United States.

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2018 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,868,606,683 ordinary shares outstanding as of February 28, 2018, comprising of (i) 2,407,975,132 Class A ordinary shares, excluding the 70,102,216 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 460,631,551 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		%		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	25,200,000	(1)	421,507,423	(1)	446,707,423	(1)	15.5	(1)	79.5	(2)
Martin Chiping Lau(3)	—		—		—		—		—
Ming Huang(4)	*		—		*		*		*
Louis T. Hsieh(5)	*		—		*		*		*
David Daokui Li(6)	*		—		*		*		*
Ye Lan	*		—		*		*		*
Rain Yu Long	*		—		*		*		*
Sidney Xuande Huang	*		—		*		*		*
Chen Zhang	*		—		*		*		*
All Directors and Executive Officers as a Group	32,127,864		421,507,423		453,635,287		15.8		79.5	(2)

Principal Shareholders:
Max Smart Limited(7)	20,000,000		421,507,423		441,507,423		15.4		72.7
Huang River Investment Limited(8)	517,065,413		—		517,065,413		18.0		4.4
Walmart(9)	289,053,746		—		289,053,746		10.1		2.5
Fortune Rising Holdings Limited(10)	—		39,124,128		39,124,128		1.4		6.7

*                 Less than 1% of our total outstanding ordinary shares.

**          Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh, and Mr. Daokui Li, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)         Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited, (ii) 10,000,000 restricted ADSs, representing 20,000,000 Class A ordinary shares, owned by Max Smart Limited, and (iii) 5,200,000 class A ordinary shares Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after February 28, 2018. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (7) below. The ordinary shares beneficially owned by Mr. Liu do not include 39,124,128 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (10) below.

(2)         The aggregate voting power includes the voting power with respect to the 39,124,128 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (10) below.

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

(4)         The business address of Mr. Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

(5)         The business address of Mr. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, P.R. China.

(6)         The business address of Professor Li is School of Economics and Management, Tsinghua University, Beijing 100084, China.

(7)         Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited and (ii) 10,000,000 restricted ADSs, representing 20,000,000 Class A ordinary shares, owned by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)         Represents (i) 486,245,393 Class A ordinary shares held by Huang River Investment Limited, and (ii) 15,410,010 restricted ADSs, representing 30,820,020 Class A ordinary shares owned by Huang River Investment Limited or its affiliate. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Tencent Holdings Limited, a company listed on Hong Kong Stock Exchange. The registered address of Huang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)         Based on an amendment to the statement on Schedule 13G filed on February 3, 2017 jointly by (i) Walmart, a corporation organized under the laws of the State of Delaware, (ii) Newheight Holdings Ltd., or Newheight, a company organized under the laws of the Cayman Islands, and (iii) Qomolangma Holdings Ltd., or Qomolangma, a company organized under the laws of the Cayman Islands. According to the Schedule 13G, as amended, Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly owned subsidiaries. Newheight is a wholly owned subsidiary of Qomolangma. The address of the principal business office of Walmart is 702 S.W. Eighth Street, Bentonville, Arkansas 72716. The address of the principal business office of Newheight is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. The address of the principal business office of Qomolangma is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(10)  Represents 39,124,128 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2018, a total of 1,846,879,689 class A ordinary shares were held by five record holders in the United States, representing approximately 62.8% of our total outstanding shares on an as-converted basis (including the 70,102,216 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 74.5% Class A ordinary shares on record, representing approximately 62.8% of our total outstanding shares on record as of February 28, 2018 (including the 70,102,216 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Business Cooperation with Tencent.  Huang River Investment Limited, a wholly owned subsidiary of Tencent, has been a principal shareholder of us since March 2014. In 2015, we generated a total amount of RMB140 million commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB196 million advertising resources from Tencent and also generated a total amount of RMB0.1 million commission services revenues from online marketplace services provided to Tencent. In 2016, we generated a total amount of RMB184 million commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB245 million advertising resources and processing payment services from Tencent and also generated a total amount of RMB52 thousand commission services revenues from online marketplace services provided to Tencent. In 2017, we generated a total amount of RMB261 million (US$40 million) commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB675 million (US$104 million) advertising resources and processing payment services from Tencent and also generated a total amount of RMB32 million (US$5 million) fulfillment and commission services revenues from logistics and online marketplace services provided to Tencent. As of December 31, 2017, we had a total amount of RMB595 million (US$91 million) due from Tencent.

Agreements and Transactions Relating to JD Finance

On March 1, 2017, we entered into a framework agreement, or the Framework Agreement, and an intellectual property license and software technology services agreement, or the JD Finance IPLA, with JD Finance, and certain entities controlled by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, including Suqian Linghang Fangyuan Equity Investment Center, or Suqian Linghang, and Suqian Dongtai Jinrong Investment Management Center, or Suqian Dongtai. As of June 30, 2017, the reorganization of JD Finance had been completed, and we disposed of all of our 68.6% equity interest in JD Finance, as a result of which JD Finance was deconsolidated from us. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

Framework Agreement

Liquidity Event Payment

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

A “liquidity event” as defined in the Framework Agreement includes (i) a qualified initial public offering of JD Finance, (ii) a change of control transaction, (iii) an issuance of 40% or more of the securities of JD Finance (excluding issuance to Mr. Richard Qiangdong Liu, us and the respective controlled affiliates), (iv) a sale of all or substantially all of the assets of JD Finance, and (v) a liquidation, dissolution or winding up of JD Finance.

Potential Equity Interest

The Framework Agreement provides for future potential equity issuances to us by JD Finance. Under the Framework Agreement, in the event that JD Finance applies for and receives certain PRC regulatory approvals in the future, JD Finance will issue and we will purchase newly issued equity interests in JD Finance, up to the full 40% equity interest, or such lesser equity interest as may be permitted by the applicable regulatory approvals. This maximum percentage of potential equity interest that may be issued to us upon receipt of PRC regulatory approvals is subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance.

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

To the extent we acquire the full 40% equity interest (subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance) pursuant to the provisions of the Framework Agreement, the liquidity event payment and the profit sharing arrangement under the JD Finance IPLA described in “—JD Finance Intellectual Property License and Software Technology Services Agreement” below will automatically terminate. If we acquire less than the full 40% equity interest (subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance) in JD Finance pursuant to the provisions of the Framework Agreement, the liquidity event payment amount and the profit sharing arrangement under the JD Finance IPLA will be proportionately reduced based on the amount of equity interests acquired by us.

We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own any equity interest in JD Finance would be difficult to obtain. There can be no assurance that such applicable regulatory rules and practices will change in the near future.

Certain Restrictions on the Transfer of JD Finance Equity Interests

Pursuant to the Framework Agreement, certain parties thereto, including in some cases our company, are subject to restrictions on the transfer of equity interests in JD Finance, including:

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

Corporate Governance Provisions

Pursuant to the Framework Agreement, we and JD Finance mutually recommended one person who JD Finance nominated as a member of its board of directors.

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

Under the JD Finance IPLA, we will receive, in addition to a service fee, royalty streams related to JD Finance and its subsidiaries, which we refer to collectively as the profit sharing payments. The profit sharing payments will be paid annually and will equal the sum of an expense reimbursement plus 40% of the consolidated pre-tax income of JD Finance on a cumulative basis (subject to certain adjustments). The percentage of the consolidated pre-tax income of JD Finance payable to us in the form of the profit sharing payments is also subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Finance.

In addition, if we acquire any equity interest in JD Finance as described above under “—Framework Agreement—Potential Equity Interest,” the profit sharing payments will be reduced in proportion to such equity issuance and, at or prior to the time of such equity issuance, JD Finance will make a payment to us in consideration for the reduction in profit sharing payments. This payment by JD Finance will effectively fund our subscription for equity interest of JD Finance, and will result in our acquiring equity interests in JD Finance with effectively no cash impact to us, subject to applicable taxes.

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

Business Transactions with JD Finance and Its Subsidiaries

JD Finance is a related party controlled by the founder of JD.com, Inc., Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Finance. In 2015, 2016 and 2017, we provided services and sold goods to JD Finance in a total amount of RMB69 million, RMB192 million and RMB181 million (US$28 million), respectively. During the same periods, we provided traffic support, marketing and promotion services to JD Finance in a total amount of RMB169 million, RMB101 million and RMB91 million (US$14 million), respectively. In 2015, 2016 and 2017, we received payment and other services provided by JD Finance in the amount of RMB986 million, RMB1,670 million and RMB2,936 million (US$451 million), respectively. In 2015, 2016 and 2017, interest income in the amount of RMB112 million, RMB533 million and RMB871 million (US$134 million) was recognized in relation to the financial support provided to JD Finance by us. Based on a series of agreements signed on January 1, 2016, JD Finance will perform the credit risk assessment services and earn fees for providing such services, and JD Finance will purchase the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due receivables related to the consumer financing business transferred from us to JD Finance were nil, RMB423 million and RMB497 million (US$76 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

In 2017, we also transferred certain financial assets to JD Finance with or without recourse at fair value. The accounts receivables transferred with recourse was RMB168 million (US$26 million) and was not derecognized, while the accounts receivables transferred without recourse was RMB1,584 million (US$243 million), and was derecognized.

As of December 31, 2017, we had a total amount of RMB12,076 million (US$1,856 million) due from JD Finance. As of June 30, 2017, the reorganization of JD Finance had been completed, and we disposed all of our equity interest in JD Finance. As part of the transaction, we received approximately RMB14.3 billion (US$2.2 billion) in cash with an economic gain of RMB14.2 billion (US$2.2 billion ) in 2017. As JD Finance is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in capital in shareholders’ equity. We also retained the right to receive 40% of future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis.

Transactions with Our Equity Investees

Business Transactions with Shanghai Icson and its subsidiaries, or Shanghai Icson Group.  As part of our transactions with Tencent in March 2014, we acquired a 9.9% stake in Shanghai Icson. In 2015 and 2016, we provided service in a total amount of RMB6 thousand and nil, respectively, to Shanghai Icson Group, and in the same periods, we also had purchases and received services from Shanghai Icson Group in a total amount of RMB169 million, RMB21 million, respectively. As we acquired the remaining equity interest in Shanghai Icson from Tencent in April 2016, we have consolidated its financial results since then.

Services Provided and Goods Sold to LexinFintech Holdings Ltd. (formerly named Staging Finance Holding Ltd.) and its subsidiaries, or Lexin Group.  Lexin Group is an equity investee of us. In 2015, 2016 and 2017, we provided services and sold goods to Lexin Group in a total amount of RMB1,016 million, RMB667 million and RMB543 million (US$84 million), respectively. As of December 31, 2017, we had a total amount of RMB1 million (US$0.2 million) due to Lexin Group.

Traffic Support, Marketing and Promotion Services Provided to Bitauto and its subsidiaries, or Bitauto Group.  Bitauto Group is an equity investee of us. In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million as consideration for the newly issued ordinary shares of Bitauto. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Bitauto which had a fair value of US$497 million were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from April 2015.  In 2015, 2016 and 2017, net service revenues in the amount of RMB446 million, RMB611 million and RMB609 million (US$94 million) had been recognized, respectively. In June 2016, we subscribed for 2,471,577 of newly issued ordinary shares from Bitauto for a consideration of US$50 million. As of December 31, 2017, we had a total amount of RMB1,380 million (US$212 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group.

Traffic Support, Marketing and Promotion Services Provided to Tuniu and its subsidiaries, or Tuniu Group.  Tuniu Group is an equity investee of us. In May 2015, we invested in Tuniu with a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for the newly issued ordinary shares of Tuniu. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Tuniu which had a fair value of US$108 million were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from August 2015. In 2015, 2016 and 2017, net service revenues in the amount of RMB49 million, RMB132 million and RMB132 (US$20 million) had been recognized, respectively. As of December 31, 2017, we had a total amount of RMB347 million (US$53 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group. As of December 31, 2017, we had an amount of RMB5 million (US$0.8 million) due to Tuniu Group.

Traffic Support, Marketing and Promotion Services Provided to and Non-compete Obligation with Dada and its subsidiaries, or Dada Group.  Dada Group is an equity investee of us. In April 2016, we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Dada which had a fair value of approximately US$67 million were recorded as deferred revenues and would be recognized as net service revenues, and the non-compete obligation with Dada Group which had a fair value of approximately US$83 million were recorded as other liabilities and would be recognized as other income over a period of seven years on a straight line basis starting from May 2016. In 2016 and 2017, net service revenues in the amount of RMB41 million and RMB62 million (US$10 million) and other income in the amount of RMB53 million and RMB80 million (US$12 million) had been recognized, respectively. As of December 31, 2017, we had a total amount of RMB331 million (US$51 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group and a total amount of RMB415 million (US$64 million) other liabilities in relation to non-compete obligation with Dada Group.

Business Transactions with Dada and its subsidiaries, or Dada Group. In 2016 and 2017, we provided services and sold goods to Dada Group in a total amount of RMB124 million and RMB38 million (US$6 million), respectively, and in the same period, we also received services from Dada Group in a total amount of RMB137 million and RMB694 million (US$107 million), respectively. As of December 31, 2017, we had a total amount of RMB7 million (US$1 million) due to Dada Group.

Bridge Financing to Yixin and its subsidiaries, or Yixin Group. On October 27, 2017, to provide a temporary bridge financing to Yixin Group, we entered into an entrusted loan agreement with Yixin Group and an independent third-party PRC commercial bank whereby we lent a total of RMB1,000 million (US$154 million) to Yixin Group. The commercial terms of the bridge loan were comparable to the terms in arms’ length transactions with third-party borrowers. Yixin Group repaid the bridge loan and associated interest before December 31, 2017.

Our transactions with equity investees other than those discussed above were insignificant, individually or in the aggregate, in each of the past three fiscal years.

In addition, Mr. Richard Qiangdong Liu, our chairman and chief executive officer, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for the years ended December 31, 2016 and 2017.

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

	Trading Price
	High	Low
Annual Highs and Lows
2014 (Since May 22, 2014)	33.10	19.94
2015	38.00	21.55
2016	30.66	19.51
2017	48.99	25.59
Quarterly Highs and Lows
First Quarter 2016	30.66	22.14
Second Quarter 2016	30.01	19.51
Third Quarter 2016	27.29	20.04
Fourth Quarter 2016	29.24	23.38
First Quarter 2017	32.47	25.59
Second Quarter 2017	44.18	31.23
Third Quarter 2017	48.99	37.82
Fourth Quarter 2017	43.48	35.79
Monthly Highs and Lows
November 2017	42.77	37.10
December 2017	43.48	35.81
January 2018	50.68	41.90
February 2018	49.25	40.93
March 2018	47.65	39.12
April 2018 (through April 26, 2018)	41.30	34.88

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

Share Subscription Agreement.  On June 20, 2016, we entered into a share subscription agreement with Newheight, a wholly owned subsidiary of Walmart, pursuant to which Newheight subscribed for 144,952,250 of our newly issued Class A ordinary shares, which amounted to approximately 5% of our total outstanding shares as of the date of the agreement. In return, Walmart transferred to us Yihaodian marketplace platform assets, including the Yihaodian brand, websites and mobile apps, and entered into business cooperation arrangements with us.

Investor Rights Agreement.  On June 20, 2016, we entered into an investor rights agreement with Newheight. Pursuant to the investor rights agreement:

•                  Observer right. So long as Newheight and certain other wholly owned subsidiaries of Walmart hold no less than 289,053,746 shares of our Class A ordinary shares (including ADSs representing Class A ordinary shares), Newheight has the right to designate one of its senior executives to attend all meetings of our board of directors in a non-voting observer capacity;

•                  Registration rights. After the expiration of a period of 60 months following June 20, 2016, Walmart has certain demand registration rights, piggyback registration rights and F-3 registration rights under the investor rights agreement with respect to their registrable securities, including ordinary shares issued under the share subscription agreement;

•                  Preemptive rights with respect to share issuance.  Within the first 24 months after June 20, 2016 (and regardless of Newheight’s percentage of ownership of our share capital) and, after such period, for so long as Newheight holds at least 10% of our then outstanding share capital on a fully diluted basis, if we propose to issue certain new securities, Newheight or a wholly owned subsidiary of Walmart designated by Newheight has the right to purchase such number of new securities under the same terms and conditions at its election so as to enable Newheight to hold a pro rata portion of the new securities equal to the percentage of our share capital on a fully diluted basis then held by Newheight.

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

Provided that our Cayman Islands holding company, JD.com, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. In addition, SAT Public Notice 37 provided certain key changes to the current withholding regime, such as (i) the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii) non-resident enterprises are not obligated to report tax to relevant authorities if their withholding agents fail to perform the withholding obligation is removed. However, there is uncertainty as to the application of SAT Public Notice 37 and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 37 and SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Circular 7 or to establish that we should not be taxed under SAT Public Notice 37 and SAT Circular 7. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt entities (including private foundations), investors who are not U.S. Holders, investors liable for the alternative minimum tax, investors who acquired their ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors subject to the 3.8% Medicare tax on their net investment income, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this discussion does not address any state, local or non-United States tax considerations (other than the discussion below relating to certain withholding rules and the United States-PRC income tax treaty). Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2017 and in future taxable years.

Subject to the foregoing uncertainties, based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2017 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

A U.S. Holder that holds ADSs or ordinary shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ADSs or ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If a U.S. Holder makes a valid deemed sale election with respect to such ADSs or ordinary shares, such U.S. Holder will be treated as having sold all of its ADSs or ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ADSs or ordinary shares will no longer be treated as PFIC stock. A U.S. Holder will recognize gain (but not loss), which will be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC. A U.S. Holder’s basis in the ADSs or ordinary shares would be increased to reflect gain recognized, and such U.S. Holder’s holding period would begin on the day after we ceased to be a PFIC.

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

Backup Withholding and Information Reporting

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. If an individual U.S. Holder is required to submit such information to the IRS and fails to do so, such U.S. Holder may be subject to penalties.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 4.4% and 7.2% in 2015 and 2016, respectively, while the Renminbi appreciated 6.9% against the U.S. dollar in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As of December 31, 2017, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB28.3 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$1.5 billion. Assuming we had converted RMB28.3 billion into U.S. dollars at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our U.S. dollar cash balance would have been US$5.9 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$5.4 billion instead. Assuming we had converted US$1.5 billion into RMB at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our RMB cash balance would have been RMB38.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB39.4 billion instead.

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2017, we received approximately US$11.0 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2016		2017
Audit fees(1)	US$	3,871,127	US$	4,291,709
Audit-related fees(2)	US$	129,083	US$	41,324
All other fees(3)	US$	304,180	US$	228,015

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2016 and 2017, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

In 2016, we repurchased approximately 31 million ADSs for US$800 million on the open market, at a weighted average price of US$25.75 per ADS. We did not make any repurchase on the open market in 2017. As of December 31, 2017, we had repurchased approximately 31 million ADSs.

Item 16F.                  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                Corporate Governance

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2017. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval.

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
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-200450), as amended, initially filed with the Securities and Exchange Commission on November 21, 2014)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4*

English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated November 20, 2017

4.5

English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

Exhibit Number	Description of Document
4.6

English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.7

English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.8

English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.9

English translation of the Amended and Restated Business Cooperation Agreement between Beijing Jingdong Century Trade Co., Ltd., Shanghai Shengdayuan Information Technology Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.10

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.11*

English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated November 20, 2017

4.12

English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.13

English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.14

English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.15

English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.16

English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.17

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

Exhibit Number	Description of Document
4.18

English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.19

Strategic Cooperation Agreement by and between the Registrant and Tencent Holdings Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.20

Subscription Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 99.2 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26, 2015)

4.21

English translation of Business Cooperation Agreement between the Registrant and Bitauto Holdings Limited, dated January 9, 2015 (incorporated herein by reference to Exhibit 99.3 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26, 2015)

4.22

Amended and Restated Investor Rights Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016 (incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A (File No. 005-85981) filed with the Securities and Exchange Commission on June 21, 2016)

4.23*

English translation of Executed Form of the Equity Pledge Agreement between a wholly owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.24*	English translation of Executed Form of the Power of Attorney by the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect
4.25*

English translation of Executed Form of the Exclusive Technology Consulting and Service Agreement between a wholly owned subsidiary of the Registrant and a Chinese variable interest entity of the Registrant, as currently in effect

4.26*

English translation of Executed Form of the Business Operations Agreement between a wholly owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.27*

English translation of Executed Form of the Exclusive Purchase Option Agreement between a wholly owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.28*

English translation of Executed Form of the Loan Agreement between a wholly owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.29

English translation of Executed Form of the Termination Agreement between a wholly owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the former shareholders of a Chinese variable interest entity, as currently in effect (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.30

English translation of Executed Form of the Subscription Agreement between a Chinese variable interest entity of the Registrant and Yonghui, dated August 7, 2015 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

4.31

English translation of Subscription Agreement of Beijing Jingdong Shangboguangyi Investment Management Co., Ltd. by and among Beijing Jingdong Shangboguangyi Investment Management Co., Ltd., the investors and other parties listed therein, dated January 8, 2016 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

4.32

English translation of Executed Form of Commitment by the investors relating to investment in Beijing Jingdong Shangboguangyi Investment Management Co., Ltd., dated January 2016 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

Exhibit Number	Description of Document
4.33

Share Purchase Agreement by and among the Registrant, Dada Nexus Limited and other parties listed therein, dated April 15, 2016 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

4.34

Subscription Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.34 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.35

Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.35 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.36

Framework Agreement by and among the Registrant, Beijing Jingdong Financial Technology Holding Co., Ltd. and other parties listed therein, dated March 1, 2017 (incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.37

Intellectual Property License and Software Technology Services Agreement between the Registrant and Beijing Jingdong Financial Technology Holding Co., Ltd., dated March 1, 2017 (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017)

4.38*

English translation of Conditional Share Subscription Agreement by and between Suqian Jingdong Sanhong Enterprise Management Center (Limited Partnership) and China United Network Communications Limited, dated August 16, 2017

4.39

Subscription Agreement by and among Vipshop Holdings Limited, Windcreek Limited, and Tencent Mobility Limited, dated December 17, 2017 (incorporated herein by reference to Exhibit 99.2 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018)

4.40

Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018)

4.41*

English summary of Strategic Partnership Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among Dalian Wanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018

4.42*	Series A Preference Shares Subscription Agreement by and between Jingdong Express Group Corporation and purchasers listed therein, dated February 14, 2018
4.43*	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018
4.44*	US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

Exhibit Number	Description of Document
15.2*	Consent of Zhong Lun Law Firm
99.1***	Consolidated Financial Statements of Dada Nexus Limited as of December 31, 2016 and 2017 and for the year ended December 31, 2016 and 2017
99.2***	Consolidated Financial Statements of Bitauto Holdings Limited as of December 31, 2016 and 2017 and for the year ended December 31, 2016 and 2017
99.3***	Consolidated Financial Statements of Tuniu Corporation as of December 31, 2016 and 2017 and for the year ended December 31, 2016 and 2017
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

***   To be filed by amendment within six months of December 31, 2017

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman and Chief Executive Officer

Date: April 27, 2018

JD.com, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JD.com, Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 27, 2018

We have served as the Company’s auditor since 2010.

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$ Note 2(g)
ASSETS
Current assets
Cash and cash equivalents	15,567,036	25,688,327	3,948,224
Restricted cash	2,293,640	4,110,210	631,728
Short-term investments	6,548,001	8,587,852	1,319,929
Accounts receivable, net	16,141,007	16,359,147	2,514,355
Advance to suppliers	257,117	394,574	60,645
Inventories, net	28,909,425	41,700,379	6,409,231
Loan receivables, net	4,016,323	5,132,698	788,881
Prepayments and other current assets	1,970,780	2,258,904	347,185
Amount due from related parties	9,074,275	10,796,561	1,659,401
Assets held for sale	22,154,494	—	—
Total current assets	106,932,098	115,028,652	17,679,579
Non-current assets
Property, equipment and software, net	7,023,409	12,574,178	1,932,616
Construction in progress	1,992,123	3,196,516	491,296
Intangible assets, net	8,310,657	6,692,717	1,028,652
Land use rights, net	2,447,511	7,050,809	1,083,690
Goodwill	6,527,019	6,650,570	1,022,174
Investment in equity investees	14,628,786	18,551,319	2,851,286
Investment securities	1,059,632	10,027,813	1,541,247
Deferred tax assets	—	158,250	24,323
Other non-current assets	2,223,672	2,227,942	342,428
Amount due from related parties	1,896,200	1,896,200	291,441
Assets held for sale	7,332,411	—	—
Total non-current assets	53,441,420	69,026,314	10,609,153
Total assets	160,373,518	184,054,966	28,288,732

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$ Note 2(g)
LIABILITIES

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB2,165,164 and RMB7,577,086 as of December 31, 2016 and 2017 respectively. Note 1)

Short-term borrowings	1,878,286	200,000	30,739
Nonrecourse securitization debt	9,231,101	12,684,881	1,949,631
Accounts payable	46,035,884	74,337,708	11,425,497
Advance from customers	11,466,334	13,605,298	2,091,096
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB813,525 as of December 31, 2016 and 2017, respectively)	1,138,426	1,592,332	244,737
Taxes payable	565,288	658,220	101,167
Amount due to related parties	154,924	54,342	8,352
Accrued expenses and other current liabilities	10,512,590	15,117,840	2,323,570
Liabilities held for sale	23,757,402	—	—
Total current liabilities	104,740,235	118,250,621	18,174,789
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB2,087,137 and RMB1,273,545 as of December 31, 2016 and 2017, respectively)	2,104,461	1,273,545	195,740
Nonrecourse securitization debt	2,318,389	4,475,238	687,831
Unsecured senior notes	6,831,012	6,447,357	990,941
Deferred tax liabilities	907,356	882,248	135,599
Other non-current liabilities	440,670	337,254	51,835
Liabilities held for sale	1,811,612	—	—
Total non-current liabilities	14,413,500	13,415,642	2,061,946
Total liabilities	119,153,735	131,666,263	20,236,735

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$ Note 2(g)
Commitments and contingencies (Note 32)

MEZZANINE EQUITY
Redeemable non-controlling interests held for sale	7,056,921	—	—

SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,467,134,904 Class A ordinary shares issued and 2,384,954,010 outstanding, 471,573,995 Class B ordinary shares issued and 451,490,387 outstanding as of December 31, 2016; 2,477,346,590 Class A ordinary shares issued and 2,406,652,132 outstanding, 461,362,309 Class B ordinary shares issued and 446,011,297 outstanding as of December 31, 2017.)	377	377	58
Additional paid-in capital	59,258,417	76,254,607	11,720,119
Statutory reserves	132,938	635,966	97,746
Treasury stock	(5,181,880)	(4,457,608)	(685,122)
Accumulated deficit	(21,860,345)	(22,234,609)	(3,417,397)
Accumulated other comprehensive income	1,543,393	1,842,081	283,123
Total JD.com, Inc. shareholders’ equity	33,892,900	52,040,814	7,998,527
Non-controlling interests	269,962	347,889	53,470
Total shareholders’ equity	34,162,862	52,388,703	8,051,997
Total liabilities, mezzanine equity and shareholders’ equity	160,373,518	184,054,966	28,288,732

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Income/(Loss)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ Note 2(g)

Net revenues
Net product revenues (formerly known as online direct sales)	167,936,020	237,943,632	331,824,410	51,000,478
Net service revenues (formerly known as services and others)	13,106,280	20,346,315	30,507,344	4,688,893
Total net revenues	181,042,300	258,289,947	362,331,754	55,689,371
Operating expenses
Cost of revenues	(158,960,400)	(222,934,637)	(311,516,831)	(47,879,260)
Fulfillment	(12,367,030)	(18,559,691)	(25,865,128)	(3,975,397)
Marketing	(7,232,717)	(10,158,686)	(14,918,107)	(2,292,871)
Technology and content	(2,902,033)	(4,452,708)	(6,652,374)	(1,022,451)
General and administrative	(2,187,890)	(3,435,878)	(4,214,790)	(647,801)
Impairment of goodwill and intangible assets	(2,750,129)	—	—	—
Total operating expenses	(186,400,199)	(259,541,600)	(363,167,230)	(55,817,780)
Loss from operations	(5,357,899)	(1,251,653)	(835,476)	(128,409)
Other income/(expense)
Share of results of equity investees	(2,852,677)	(2,781,909)	(1,926,720)	(296,131)
Interest income	673,006	1,226,852	2,530,490	388,929
Interest expense	(72,595)	(618,567)	(963,742)	(148,124)
Others, net	(145,807)	1,543,376	1,316,408	202,328
Income/(loss) before tax	(7,755,972)	(1,881,901)	120,960	18,593
Income tax benefits/(expenses)	14,646	(166,391)	(139,593)	(21,455)
Net loss from continuing operations	(7,741,326)	(2,048,292)	(18,633)	(2,862)
Net income/(loss) from discontinued operations, net of tax	(1,376,180)	(1,365,432)	6,915	1,063
Net loss	(9,117,506)	(3,413,724)	(11,718)	(1,799)
Net loss from continuing operations attributable to non-controlling interests shareholders	(9,566)	(47,848)	(135,452)	(20,819)
Net loss from discontinued operations attributable to non-controlling interests shareholders	—	(3,743)	(5,030)	(773)
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	—	444,657	281,021	43,192
Net loss attributable to ordinary shareholders	(9,107,940)	(3,806,790)	(152,257)	(23,399)

Including: Net loss from discontinued operations attributable to ordinary shareholders	(1,376,180)	(1,806,346)	(269,076)	(41,356)
Net income/(loss) from continuing operations attributable to ordinary shareholders	(7,731,760)	(2,000,444)	116,819	17,957

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Income/(Loss)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note 2(g)

Net loss	(9,117,506)	(3,413,724)	(11,718)	(1,799)
Other comprehensive income:
Foreign currency translation adjustments	954,787	943,616	(822,052)	(126,347)
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains/(losses), nil of tax	(238,852)	(78,792)	1,473,014	226,398
Reclassification adjustment for (gains)/losses recorded in net income, nil of tax	216,230	123,743	(352,274)	(54,144)
Net unrealized gains/(losses) on available-for-sale securities	(22,622)	44,951	1,120,740	172,254
Total other comprehensive income	932,165	988,567	298,688	45,907
Total comprehensive income/(loss)	(8,185,341)	(2,425,157)	286,970	44,108
Total comprehensive loss attributable to non-controlling interests shareholders	(8,352)	(51,591)	(140,482)	(21,592)
Total comprehensive income attributable to mezzanine classified non-controlling interests shareholders	—	444,657	281,021	43,192
Total comprehensive income/(loss) attributable to ordinary shareholders	(8,176,989)	(2,818,223)	146,431	22,508

Net income/(loss) per share
Basic
Continuing operations	(2.83)	(0.71)	0.04	0.01
Discontinued operations	(0.50)	(0.64)	(0.09)	(0.01)
Net loss per share	(3.33)	(1.36)	(0.05)	(0.01)
Diluted
Continuing operations	(2.83)	(0.71)	0.04	0.01
Discontinued operations	(0.50)	(0.64)	(0.09)	(0.01)
Net loss per share	(3.33)	(1.36)	(0.05)	(0.01)
Weighted average number of shares
Basic	2,735,034,034	2,804,767,889	2,844,826,014	2,844,826,014
Diluted	2,735,034,034	2,804,767,889	2,911,461,817	2,911,461,817

Share-based compensation expenses included in:
Cost of revenues	(7,529)	(17,485)	(27,513)	(4,229)
Fulfillment	(164,162)	(332,383)	(425,706)	(65,430)
Marketing	(47,510)	(87,261)	(135,749)	(20,864)
Technology and content	(208,898)	(470,234)	(670,612)	(103,071)
General and administrative	(648,187)	(1,154,069)	(1,520,482)	(233,694)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note2(g)
Cash flows from operating activities:
Net loss	(9,117,506)	(3,413,724)	(11,718)	(1,799)
(Income)/loss from discontinued operation, net of income tax	1,376,180	1,365,432	(6,915)	(1,063)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,507,324	3,420,289	4,192,716	644,409
Share-based compensation	1,076,286	2,061,432	2,780,062	427,288
Loss from disposal of property, equipment and software	7,714	18,478	11,591	1,781
Deferred income tax	(42,584)	(34,782)	(221,010)	(33,969)
Amortization of discounts and issuance costs of the unsecured senior notes	—	8,622	13,426	2,064
Impairment of goodwill and intangible assets	2,750,129	—	—	—
Impairment of investments accounted for under cost method and available-for-sale securities	611,108	542,946	139,823	21,490
Gain from business and investment disposals	(1,507)	(1,232,853)	(74,965)	(11,522)
Share of results of equity investees	2,852,677	2,781,909	1,926,720	296,131
Foreign exchange (gains)/losses	56,992	143,125	(213,482)	(32,812)
Changes in operating assets and liabilities:
Accounts receivable	(5,664,769)	(8,703,383)	(545,991)	(83,917)
Restricted cash	(1,084,678)	526,646	(2,035,454)	(312,844)
Inventories	(8,345,617)	(8,372,953)	(12,788,337)	(1,965,531)
Advance to suppliers	242,964	341,817	(137,457)	(21,127)
Prepayments and other current assets	295,669	(472,714)	(328,041)	(50,419)
Amount due from related parties	(1,342,747)	(1,496,349)	2,456,933	377,624
Other non-current assets	(1,161,731)	178,815	(372,576)	(57,264)
Accounts payable	14,186,532	14,518,806	26,106,191	4,012,448
Advance from customers	2,461,505	4,365,280	2,138,964	328,753
Deferred revenues	(456,896)	(725,788)	(374,042)	(57,489)
Taxes payable	(91,251)	445,585	92,932	14,283
Accrued expenses and other current liabilities	1,851,928	3,710,000	4,624,014	710,697
Amount due to related parties	69,946	16,907	(66,370)	(10,201)
Net cash provided by continuing operating activities	3,037,668	9,993,543	27,307,014	4,197,011
Net cash used in discontinued operating activities	(1,341,346)	(1,226,526)	(2,485,741)	(382,051)
Net cash provided by operating activities	1,696,322	8,767,017	24,821,273	3,814,960

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note2(g)
Cash flows from investing activities:
Purchase of short-term investments	(2,607,000)	(15,832,188)	(8,288,743)	(1,273,957)
Maturity of short-term investments	14,425,621	11,828,500	6,211,608	954,707
Purchases of investment securities	(1,139,386)	(50,000)	(7,824,277)	(1,202,569)
Cash received from disposal of investment securities	—	16,440	—	—
Prepayments and investments in equity investees	(6,871,616)	(7,146,498)	(6,207,880)	(954,135)
Cash received from disposal of equity investment	—	29,558	202,774	31,166
Changes in restricted cash	—	(705,372)	218,884	33,642
Cash paid for loan originations	(3,453,390)	(14,003,737)	(24,379,691)	(3,747,090)
Cash received from loan repayments	2,236,558	11,093,692	23,019,358	3,538,011
Purchase of property, equipment and software	(2,550,641)	(2,140,802)	(3,294,286)	(506,322)
Cash paid for construction in progress	(1,540,615)	(1,359,364)	(3,267,277)	(502,171)
Purchase of intangible assets	(6,556)	(50,438)	(8,774)	(1,349)
Purchase of land use rights	(925,758)	(678,328)	(4,785,538)	(735,524)
Cash paid for business combination, net of cash acquired (Note 8)	(290,339)	(615,849)	(160,658)	(24,693)
Loans (provided to)/settled by JD Finance	(5,085,864)	1,856,144	(6,187,891)	(951,061)
Proceeds from JD Finance Reorganization (Note 6)	—	—	13,027,155	2,002,237
Net cash used in continuing investing activities	(7,808,986)	(17,758,242)	(21,725,236)	(3,339,108)
Net cash provided by/(used in) discontinued investing activities	2,018,461	(30,510,335)	(15,772,856)	(2,424,243)
Net cash used in investing activities	(5,790,525)	(48,268,577)	(37,498,092)	(5,763,351)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note 2(g)
Cash flows from financing activities:
Repurchase of ordinary shares	—	(5,338,274)	—	—
Purchase of capped call options	—	(2,007,100)	—	—
Proceeds from settlement of capped call options	—	1,463,218	737,501	113,352
Proceeds from issuance of ordinary shares pursuant to stock plans	75,713	82,396	135,745	20,864
Capital injection from non-controlling interest shareholders	146,185	173,550	209,725	32,234
Proceeds from short-term borrowings	4,021,004	3,029,576	700,000	107,587
Repayment of short-term borrowings	(3,576,171)	(3,491,500)	(2,356,888)	(362,247)
Proceeds from unsecured senior notes, net of discount and debt issuance costs	—	6,355,969	—	—
Proceeds from nonrecourse securitization debt	3,168,000	9,302,000	16,500,000	2,536,004
Repayment of nonrecourse securitization debt	—	(920,510)	(10,889,371)	(1,673,666)
Proceeds from other financing activities	—	—	143,653	22,079
Net cash provided by continuing financing activities	3,834,731	8,649,325	5,180,365	796,207
Net cash provided by discontinued financing activities	865,542	32,050,146	14,054,620	2,160,156
Net cash provided by financing activities	4,700,273	40,699,471	19,234,985	2,956,363

Effect of exchange rate changes on cash and cash equivalents	343,147	709,916	(641,534)	(98,602)
Net increase in cash and cash equivalents	949,217	1,907,827	5,916,632	909,370
Cash and cash equivalents at beginning of year	16,914,651	17,863,868	19,771,695	3,038,854
Cash and cash equivalents at end of year	17,863,868	19,771,695	25,688,327	3,948,224
Less: Cash and cash equivalents of discontinued operations at end of year	3,881,475	4,204,659	—	—
Cash and cash equivalents of continuing operations at end of year	13,982,393	15,567,036	25,688,327	3,948,224

Supplemental cash flow disclosures of continuing operations:
Cash paid for income taxes	(21,272)	(110,498)	(240,899)	(37,026)
Cash paid for interest	(56,507)	(515,234)	(577,306)	(88,730)

Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares in connection with Walmart Transactions, net	—	9,592,258	—	—
Equity investments obtained through commitment of future services and contribution of certain business	3,821,272	2,164,050	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury stock		Additional		Accumulated other			Total Shareholders’
	Shares	Amount	Shares	Amount	paid-in capital	Statutory reserves	comprehensive income/(loss)	Accumulated deficit	Non-controlling interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	2,793,756,650	358	(62,038,293)	(4)	47,131,172	15,009	(376,125)	(9,272,343)	—	37,498,067
Exercise of share-based awards	—	—	2,694,404	1	68,009	—	—	—	—	68,010
Share-based compensation and vesting of share-based awards	—	—	7,577,725	—	1,193,945	—	—	—	—	1,193,945
Net loss	—	—	—	—	—	—	—	(9,107,940)	(9,566)	(9,117,506)
Foreign currency translation adjustment	—	—	—	—	—	—	953,573	—	1,214	954,787
Net change in unrealized losses on available for sale securities	—	—	—	—	—	—	(22,622)	—	—	(22,622)
Statutory reserves	—	—	—	—	—	40,551	—	(40,551)	—	—
Capital injection from non-controlling interests shareholders	—	—	—	—	—	—	—	—	146,185	146,185
Balance as of December 31, 2015	2,793,756,650	358	(51,766,164)	(3)	48,393,126	55,560	554,826	(18,420,834)	137,833	30,720,866
Issuance of ordinary shares	144,952,250	19	—	—	9,592,239	—	—	—	—	9,592,258
Repurchase of ordinary shares	—	—	(62,131,568)	(5,338,276)	(543,880)	—	—	—	—	(5,882,156)
Surrender of ordinary shares by certain shareholder	(1)	—	—	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	(444,657)	—	—	—	—	(444,657)
Exercise of share-based awards	—	—	2,820,648	77,496	(3,293)	—	—	—	—	74,203
Share-based compensation and vesting of share-based awards	—	—	8,812,582	78,903	2,264,882	—	—	—	—	2,343,785
Net loss	—	—	—	—	—	—	—	(3,362,133)	(51,591)	(3,413,724)
Foreign currency translation adjustment	—	—	—	—	—	—	943,616	—	—	943,616
Net change in unrealized gains on available for sale securities	—	—	—	—	—	—	44,951	—	—	44,951
Statutory reserves	—	—	—	—	—	77,378	—	(77,378)	—	—
Capital injection from non-controlling interests shareholders	—	—	—	—	—	—	—	—	183,720	183,720
Balance as of December 31, 2016	2,938,708,899	377	(102,264,502)	(5,181,880)	59,258,417	132,938	1,543,393	(21,860,345)	269,962	34,162,862
Repurchase of ordinary shares	—	—	—	—	737,501	—	—	—	—	737,501
Accretion of redeemable non-controlling interests	—	—	—	—	(281,021)	—	—	—	—	(281,021)
Exercise of share-based awards	—	—	4,116,816	259,583	(114,556)	—	—	—	—	145,027
Share-based compensation and vesting of share-based awards	—	—	12,102,216	464,689	2,460,785	—	—	—	—	2,925,474
Net loss	—	—	—	—	—	—	—	128,764	(140,482)	(11,718)
Foreign currency translation adjustment	—	—	—	—	—	—	(822,052)	—	—	(822,052)
Net change in unrealized gains on available for sale securities	—	—	—	—	—	—	1,120,740	—	—	1,120,740
Statutory reserves	—	—	—	—	—	503,028	—	(503,028)	—	—
Capital injection from non-controlling interests shareholders	—	—	—	—	—	—	—	—	231,055	231,055
Gain from JD Finance reorganization	—	—	—	—	14,193,481	—	—	—	(12,646)	14,180,835
Balance as of December 31, 2017	2,938,708,899	377	(86,045,470)	(4,457,608)	76,254,607	635,966	1,842,081	(22,234,609)	347,889	52,388,703

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization

JD.com, Inc. (the “Company”), through its wholly-owned subsidiaries, consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) serves consumers through its retail websites mainly www.jd.com and mobile apps, focuses on selection, price and convenience, offers programs that enable third party sellers to sell their products on its websites and to fulfill the orders either by the sellers or through the Group (known as “online marketplace”), provides comprehensive supply chain solutions, including warehousing, transportation, delivery to third-party sellers on its online marketplace and merchants that do not sell products on its online marketplace through the Group’s logistics business (“JD Logistics”), and also offered financial services to its suppliers, third party sellers and qualified individual customers through the Group’s finance business (“JD Finance”), which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Finance (Note 6). The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

As of December 31, 2017, the Company’s major subsidiaries, consolidated VIEs and VIE’s subsidiaries are as follows:

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	100%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
Jingdong Express Group Corporation	100%	Cayman Islands, January 2012
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Tianjin Star East Co., Ltd.	100%	Tianjin, China, April 2012
JD.com E-Commerce (Investment) Hong Kong Corporation Limited	100%	Hong Kong, China, July 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD.com International (Singapore) Pte. Ltd.	100%	Singapore, November 2014
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	100%	Xi’an, China, May 2017

		Place and date of incorporation
Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Fortune Rising Holdings Ltd. (“Fortune Rising”)		British Virgin Islands, May 2008
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd.		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Xi’an, China, June 2017

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Suqian Jingdong Sanhong Enterprise Management Center(limited partnership)(“Suqian Sanhong”)		Jiangsu, China, August 2017

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

In April 2007 and May 2017, the Company established Jingdong Century and Xi’an Jingxundi as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010 and June 2017, Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng were incorporated in the PRC, respectively. The paid-in capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360 and Jiangsu Yuanzhou became VIEs of Jingdong Century and Xi’an Jingdong Xincheng became a VIE of Xi’an Jingxundi. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360 and Jiangsu Yuanzhou, and Xi’an Jingxundi became the primary beneficiary of Xi’an Jingdong Xincheng. Beijing Jingbangda became the subsidiary of Xi’an Jingdong Xincheng and changed from the Company’s subsidiary to the Company’s consolidated VIE’s subsidiary.

In May 2008, Fortune Rising, a BVI incorporated company and a consolidated variable interest entity of the Group, was established by the Group to facilitate the adoption of the Company’s stock incentive plans.

• Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreements and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the consolidated VIEs and their Nominee Shareholders:

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

• Intellectual property rights license agreement

Pursuant to the intellectual property rights license agreement, Jingdong Century has granted Jingdong 360 non-exclusive rights to use certain software products, trademarks, website, copyrights, and domain names developed or owned by Jingdong Century within the scope of internet information service operation of Jingdong 360 and in the territory of PRC. Jingdong 360 has agreed to pay license fees to Jingdong Century and the amount of the license fee is decided based on the agreed arrangement.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

• Powers of attorney

Pursuant to the irrevocable powers of attorney, each of the Nominee Shareholders appointed any person designated by the Group’s relevant PRC subsidiaries as their attorney-in-fact to exercise all shareholder rights under PRC laws and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general managers of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be shareholders of the VIEs. Each of the Nominee Shareholders has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.

• Business cooperation agreement

Pursuant to the business cooperation agreement, Jingdong 360 has agreed to provide services to Jingdong Century and Shanghai Shengdayuan including operating the Group’s website, posting Jingdong Century’s and Shanghai Shengdayuan’s products and services information on the website, transmitting the users’ orders and transactions information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee is decided based on Jingdong 360’s operating costs incurred.

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

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

• Risks in relations to the VIE structure

In the opinion of management, the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The Nominee Shareholders are also shareholders or nominees of shareholders of the Group and therefore have no current interest in seeking to act contrary to the Contractual Arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Group’s Contractual Arrangements, which could limit the Group’s ability to enforce these Contractual Arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the Contractual Arrangements. The Group’s ability to control the VIEs also depends on the powers of attorney the Group’s relevant PRC subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the Contractual Arrangements with the VIEs through which the Group conducts its business in PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

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

The imposition of any of these government actions could result in a material adverse effect on the Group’s ability to conduct its operations. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual agreements with the Group. These agreements are governed by PRC laws and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the Contractual Agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the Contractual Agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the Contractual Arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.  Principal activities and organization (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2016	2017
	RMB	RMB
Total assets	6,729,295	19,281,227
Total liabilities	6,978,241	19,547,831

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Total net revenues	3,100,744	4,338,450	15,926,297
Net loss	(214,011)	(8,366)	(115,318)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	(445,200)	118,007	1,188,220
Net cash used in investing activities	(58,135)	(4,708,901)	(10,117,516)
Net cash provided by financing activities	518,019	4,499,914	9,626,497
Net increase/(decrease) in cash and cash equivalents	14,684	(90,980)	697,201
Cash and cash equivalents at beginning of year	98,255	112,939	21,959
Cash and cash equivalents at end of year	112,939	21,959	719,160

As of December 31, 2016 and 2017, the total assets of the Group’s consolidated VIEs and VIEs’ subsidiaries were mainly consisting of cash and cash equivalents, accounts receivable, inventories, prepayments and other current assets, investment securities, investment in equity investees, property, equipment and software and intangible assets. As of December 31, 2016 and 2017, the total liabilities of the consolidated VIEs and VIEs’ subsidiaries were mainly consisting of short-term borrowings, accounts payable, advance from customers, accrued expenses and other current liabilities and liabilities to the Group’s other subsidiaries. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s consolidated VIEs and VIEs’ subsidiaries, and can have assets transferred out of the Group’s consolidated VIEs and VIEs’ subsidiaries. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the Group’s consolidated VIEs and VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB1,035,877 as of December 31, 2017. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The total shareholders’ deficit of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB248,946 and RMB266,604 as of December 31, 2016 and 2017, respectively.

Currently there is no contractual arrangement that could require the Group’s relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s consolidated VIEs and VIEs’ subsidiaries. As the Group is conducting certain businesses in the PRC through the consolidated VIEs and VIEs’ subsidiaries, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

JD Finance which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Finance (Note 6) is a VIE where the Group or any subsidiary has a variable interest but is not the primary beneficiary.

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

b.              Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiaries, through Contractual Arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

c.               Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation to facilitate comparison.

In April 2017, the Company established JD Logistics, a new business group under JD.com, which leverages the Company’s advanced technology and logistics expertise to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to merchants and other third parties are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that have been reclassified to conform to the current period financial statement presentation were RMB1,663,959 and RMB2,560,688 for the years ended December 31, 2015 and 2016, respectively.

d.              Non-controlling interests

For the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) to distinguish the interests from that of the Company.

e.               Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, sales returns, vendor and customer incentives, the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

f.                 Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands, Hong Kong (“HK”), Singapore and The United States of America is the United States dollars (“US$”). The functional currency of the Group’s entities incorporated in The Republic of Indonesia is the Indonesian rupiah (“IDR”). The functional currency of the Group’s entities incorporated in Japan is the Japanese yen (“JPY”). The functional currency of the Group’s entities incorporated in France is the Euro (“EUR”). The functional currency of the Group’s entities incorporated in Australia is the Australian Dollar (“AUD”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss). Total exchange gains/(losses) were a loss of RMB56,992, a loss of RMB143,125 and a gain of RMB213,482 for the years ended December 31, 2015, 2016 and 2017, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a gain of RMB954,787, a gain of RMB943,616 and a loss of RMB822,052 for the years ended December 31, 2015, 2016 and 2017, respectively.

g.              Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

h.              Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, some of which are subject to certain penalty as to early withdrawal, which have original maturities of three months or less.

i.                 Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents (a) security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee; (b) time deposits that are pledged for short-term bank loans; (c) security deposits held in designated bank accounts related to prepaid cards issued to the customers.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

 j.               Short-term investments

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

k.              Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts.

When the consumer financing services are provided to the qualified customers in the online direct sales business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements in relation to the consumer financing business, the Group remained as the legal owner of the consumer financing receivables, where JD Finance performs the related credit assessment.

JD Finance agreed to purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, no allowance for doubtful accounts in relation to accounts receivable arising from the consumer financing business were provided. The Group periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(v).

Other than the accounts receivable arising from the consumer financing business, the Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable are likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted.

The accounts receivable with the collection period over one year are classified into other non-current assets in the Consolidated Balance Sheets.

l.                 Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

m.           Loan receivables, net

Loan receivables represent the consumer financing business made to qualified individual customers who are the end user in the online marketplace business. Due to the legacy contractual arrangements in relation to the consumer financing business, the Group remained as the legal owner of the consumer finance receivables, including such loan receivables, where JD Finance performs the related credit assessment. The loan periods extended by the Group to the individual customers mainly range from 1 month to 24 months. The loan receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for doubtful account. The accrued interests are also included in the loan receivable balance, which was immaterial. JD Finance agreed to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, hence no provision for the doubtful account was recorded for the years ended December 31, 2016 and 2017. As of December 31, 2016 and 2017, the loan receivables with the collection period over one year with the amount of RMB173,930 and RMB243,624 were classified into other non-current assets in the Consolidated Balance Sheets. The Group periodically securitizes loan receivables arising from its consumer financing businesses through the transfer of those assets to securitization vehicles, please refer to Note 2(v).

n.              Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-4 years
Office equipment	5 years
Vehicles	5 years
Logistic and warehouse equipment	5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Building	40 years
Building improvement	5-10 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

o.              Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2016 and 2017, the balances of construction in progress were RMB1,992,123 and RMB3,196,516, which were primarily relating to the construction of office buildings and warehouses.

p.              Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 34 to 70 years and represent the shorter of the estimated usage periods or the terms of the agreements.

q.              Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Strategic Cooperation	5 years
Non-compete	5-8 years
Technology	2-7 years
Domain names and trademarks	5-20 years
Others	2-10 years

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

s.                Investment in equity investees

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

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the Consolidated Statements of Operations and Comprehensive Income/(Loss) and its share of post-acquisition movements are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

t.                 Investment securities

The Group invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss). The fair value of the investment would not be adjusted for subsequent recoveries in fair value.

u.              Impairment of long-lived assets

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

v.               Nonrecourse securitization debt and transfer of financial assets

The Group periodically securitizes accounts receivable and loan receivables arising from its consumer financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third party investors and JD Finance, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.

The securitization vehicles are considered variable interest entities pursuant to ASC 810. The Company will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and acting as the servicer of securitization vehicles. Accordingly, the Company are precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.

The Company will not consolidate the securitization vehicles when no economic interests are retained by the Company, and the Company has no continuing involvements, including the servicer of the securitization vehicles. Transfers are accounted for as sale and corresponding transferred accounts receivables are de-recognized in the Consolidated Balance Sheets pursuant to ASC 860 only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) Each transferee has the right to pledge or exchange the transferred assets, or the transferor have no continuing involvement with the transferred financial assets, and (iii) the transferor do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC 860-10-40-5 were not met. The under common control relationship of the transferor and transferee should be ignored when applying ASC 860, as long as the transferee will not be consolidated by the transferor.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

v.               Nonrecourse securitization debt and transfer of financial assets(Continued)

Due to the Company’s continuing involvement right in securitization vehicles prior to October 2017, the Company cannot derecognize the existing receivables through the transfer the receivables to securitization vehicles. The proceeds from the financing type transactions are reported as current and non-current nonrecourse securitization debt in the Consolidated Balance Sheets based on their respective expected repayment dates pursuant to ASC 860. While the contractual maturities of the asset-backed debt securities are from 2018 to 2019, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2016 and 2017, the collateralized accounts receivable were RMB10,745,565 and RMB11,701,973, respectively, and the collateralized loan receivables were RMB2,756,762 and RMB4,512,764, respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2016 and 2017 was approximately 4.49% and 5.33%, respectively. The interest expenses in relation to the nonrecourse securitization debt were charged back to JD Finance.

Beginning October 2017, the Company revised certain structural arrangements to relinquish its continuing involvement right when setting up the new securitization vehicles, then the Company derecognized RMB8,000,000 consumer credit receivables financial assets (including the accounts receivable of RMB5,693,223 and loan receivables of RMB2,306,777) of financial assets through the sales type arrangements, with the proceeds of RMB8,000,000 (2015 and 2016: Nil), where JD Finance acted as the servicer and purchased the subordinate tranche of the securitization vehicles. The gain/loss recorded upon the sale accounting was immaterial in 2017.

w.            Unsecured senior notes

Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discount or premium and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the Consolidated Statements of Operations and Comprehensive Income/(Loss) over the maturities of the notes using the effective interest method.

x.              Fair value

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

The Group measures certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

y.               Revenue

The Group through its websites mainly www.jd.com and mobile apps, engages primarily in the sale of electronics and home appliance products and general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in China on the internet, and offers an online marketplace that enables third-party sellers to sell their products to consumers. The Group provides logistics services to third parties, including third-party sellers on its online marketplace and merchants that do not sell products on its online marketplace through the its logistics business. The Group also offered financial services to its suppliers, third party sellers and qualified individual customers, and the finance business was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Finance (Note 6). Customers place their orders for products or services online through the Group’s websites. Payment for the purchased products or services is generally made either before delivery or upon delivery.

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

Net Product Revenues (formerly known as Online Direct Sales)

The Group primarily sells electronics and home appliance products and general merchandise products through online direct sales. The Group recognizes the product revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not all of these indicators. Revenues from the sales of electronics and home appliance products were RMB134,519,246, RMB179,821,655 and RMB236,268,621, and revenues from the sales of general merchandise products were RMB33,416,774, RMB58,121,977 and RMB95,555,789, for the years ended December 31, 2015, 2016 and 2017, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

y.               Revenue (Continued)

Net Service Revenues (formerly known as Services and Others)

The service revenues primarily consist of commission fees charged to third-party sellers for participating in the Group’s online marketplace, where the Group generally is not the primary obligor, does not bear the inventory risk, does not have the ability to establish the price or control the related shipping services when utilized by the online marketplace merchants. Upon successful sales at www.jd.com, the Group will charge the third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowance.

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

The Group opened its fulfillment infrastructure by offering comprehensive supply chain solutions to third-party sellers on its online marketplace and business customers that do not sell products on its online marketplace through JD Logistics, including transportation, delivery, warehousing. Revenues resulting from these services are recognized when services are performed, such as when goods are arrived at designated place, packages are delivered to the recipients, or based on the storage space and time.

The Group offered consumer financing to individual customers and supply chain financing to suppliers and merchants on the Group’s online marketplace through JD Finance. Revenues resulting from these financing services are recognized in accordance with the contractual terms, and were reflected in discontinued operation results as JD Finance was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Finance (Note 6).

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

z.                Customer incentives and loyalty programs

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

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

z.                Customer incentives and loyalty programs (Continued)

•                      J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and is to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered an element of an arrangement within the scope of ASC 605-25, as the J Coupons represent a significant and incremental discount to the customer. Therefore, the delivered products and the J Coupons awarded are treated as separate unit of accounting. The selling price of the J Coupons awarded is generally determined by management’s best estimate of the selling price in the absence of both vendor specific objective evidence and third party evidence. The amount allocated to the J Coupons is deferred and recognized when the J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2015, 2016 and 2017, the amount of expired J Coupons was not material.

Registered customers may also earn J Beans, which was launched in October 2013 based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. J Beans can be used as cash to buy any products sold by the Group, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD platform. The Group considers J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Therefore, the sales consideration is allocated to the products and J Beans based on the relative selling price of the products and J Beans awarded. Consideration allocated to the J Beans is initially recorded as deferred revenues, and recognized as revenues when the D Coupons for which the J Beans are redeemed, or when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2015, 2016 and 2017, the amount of expired J Beans was not material.

aa.       Cost of revenues

Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventory, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of revenues upon sale of the products to the customers.

bb.       Rebates and subsidies

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the Consolidated Statements of Operations and Comprehensive Income/(Loss). Rebates are earned upon reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

cc.         Fulfillment

Fulfillment costs represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment; processing payment and related transaction costs and responding to inquiries from customers. Fulfillment costs also contain third party transaction fees, such as credit card processing and debit card processing fees. The cost related to logistics services provided to third parties are classified in cost of revenues in the Consolidated Statements of Operations and Comprehensive Income/(Loss). Shipping cost included in fulfillment costs amounted to RMB5,866,294, RMB9,329,269 and RMB12,691,013 for the years ended December 31, 2015, 2016 and 2017, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

dd.       Marketing

Marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. The Group pays commissions to participants in the associates program when their customer referrals result in successful product sales and records such costs in marketing in the Consolidated Statements of Operations and Comprehensive Income/(Loss). The Group also participates in cooperative advertising arrangements with certain of the Group’s vendors and third-party sellers.

Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, are expensed as incurred, and totaled RMB5,282,375, RMB7,789,906 and RMB12,375,922 for the years ended December 31, 2015, 2016 and 2017, respectively.

ee.         Technology and content

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

ff.             General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

gg.       Share-based compensation

The Company grants non-vested ordinary shares, restricted share units (“RSUs”) and share options of the Company or its subsidiaries to eligible employees, non-employee consultants and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

gg.       Share-based compensation(Continued)

Prior to the Company’s initial public offering, the fair value of the non-vested ordinary shares and RSUs were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumptions.

After the Company’s initial public offering, in determining the fair value of the RSUs granted, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied. In determining the fair value of the RSUs granted on May 22, 2014, the date when the Group’s ADSs first commenced trading on Nasdaq Global Select Stock Market (“Nasdaq”), the per share equivalent of the Company’s initial public offering price is applied.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.  Summary of significant accounting policies (Continued)

hh.       Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Operations and Comprehensive Income/(Loss) in the period of change. Deferred tax assets and liabilities are classified as non-current in the Consolidated Balance Sheets.

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2015, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

ii.             Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the Consolidated Statements of Operations and Comprehensive Income/(Loss) on a straight-line basis over the terms of underlying lease. The Group has no capital leases for any of the periods presented.

 jj.           Comprehensive income/(loss)

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

kk.       Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the net income attributable to mezzanine classified non-controlling interests shareholders, by the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the allocation of net income related to the mezzanine classified non-controlling interests shareholders, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

ll.             Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group historically had only one single reportable segment because the CODM formerly relied on the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. With the development of the new business initiatives, the CODM started to separately evaluate performance and allocate resources by different business segments, thus the Group changed its reportable segments in 2016. The Group’s principal operations are currently organized into two major business segments, the JD Mall segment and the New businesses segment, which are defined based on the products and services provided. JD Mall represents core e-commerce business. New businesses include O2O (deconsolidated since its merger with Dada Nexus on April 26, 2016), insurance, technology initiatives, overseas business as well as logistics services provided to third parties. New businesses also include the business of Paipai.com for the year ended December 31, 2015. JD Finance was previously included in New businesses, which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Finance (Note 6), accordingly, the Group updated the presentation of segment information for prior years to conform to the current year’s presentation in accordance with ASC 280 Segment Reporting.

mm. Statutory reserves

The Company’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

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

In addition, in accordance with the PRC Company Laws, the Group’s consolidated VIEs and VIEs’ subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

For the years ended December 31, 2015, 2016 and 2017, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB40,551, RMB77,378 and RMB503,028 respectively. No appropriation to other reserve funds was made for any of the periods presented.

nn.       Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Group adopted the new revenue standard beginning January 1, 2018 using the modified retrospective transition method that increased retained earnings by approximately RMB0.3 billion rather than retrospectively adjusting prior periods. The Group began to recognize revenue from estimated unredeemed prepaid cards over the expected customer redemption period, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted only for certain provisions. The Group would apply this update by a cumulative-effect adjustment to the retained earnings as of the beginning of the fiscal year of adoption. After the adoption of this new accounting update in the first quarter of 2018, the Company will measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The Group adopted this ASU beginning January 1, 2018 and RMB1.2 billion of accumulated other comprehensive income for our available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the adoption.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which introduces a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The ASU will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Group is in the process of implementing changes to its systems and processes in conjunction with the review of existing lease agreements. The Group is currently evaluating the impact, and expects this ASU will have a material impact on the consolidated financial statements, primarily to the consolidated balance sheets and related disclosures.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. The ASU will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group adopted this ASU beginning January 1, 2017 with no material impact on its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

nn.       Recent accounting pronouncements (Continued)

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

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the standard to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of cash flows (Topic 230): restricted cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Group adopted this ASU beginning January 1, 2018. As of December 31, 2016 and 2017, the balances of restricted cash were RMB2,293,640 and RMB4,110,210, respectively.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

nn.       Recent accounting pronouncements (Continued)

In February 2017, the FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”, which clarifies that ASC 610-20 applies to the derecognition of nonfinancial assets and in substance nonfinancial assets unless other specific guidance applies. As a result, it will not apply to the derecognition of businesses, nonprofit activities, or financial assets (including equity method investments), or to revenue transactions (contracts with customers). The new guidance also clarifies that an in substance nonfinancial asset is an asset or group of assets for which substantially all of the fair value consists of nonfinancial assets and the group or subsidiary is not a business. The new guidance will also impact the accounting for partial sales of nonfinancial assets (including in substance real estate).When an entity transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest, the entity will measure the retained interest at fair value. This is similar to the guidance on the sale of controlling interests in businesses. This will result in full gain/loss recognition upon the sale of a controlling interest in a nonfinancial asset. Current guidance generally prohibits gain recognition on the retained interest. The ASU will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group does not expect the adoption to have a material impact on its consolidated financial statements. The Group adopted this ASU beginning January 1, 2018.

In May 2017, the FASB issued ASU 2017-09, “Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting”, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which the Group would be required to apply modification accounting under ASC 718. The ASU is effective for annual reporting periods beginning after December 15, 2017 with early adoption permitted. The Group adopted this ASU beginning January 1, 2018. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

3.  Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2015, 2016 and 2017.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2016 and 2017, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB9,944,039 and RMB27,566,040 as of December 31, 2016 and 2017, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 7.2% in 2016. The appreciation of the RMB against the US$ was approximately 6.3% in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.  Restricted cash and restricted time deposit

To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and for prepaid cards, the Group held restricted cash of RMB2,293,640 and RMB4,110,210 as of December 31, 2016 and 2017, respectively. Changes in the restricted cash balances associated with the bank acceptance are classified as cash flows from operating activities in the Consolidated Statements of Cash Flows as the Group considers restricted cash arising from these activities directly related to the Group’s ordinary business operations. Changes in the restricted cash balances associated with prepaid cards are classified as cash flow from investing activities in the Consolidated Statements of Cash Flows as the Group considers restricted cash arising from these activities similar to an investment.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.  Fair value measurement

As of December 31, 2016 and 2017, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Time deposits	4,472,900	—	4,472,900	—
Restricted cash	2,293,640	—	2,293,640	—
Short-term investments
Time deposits	3,512,000	—	3,512,000	—
Wealth management products	3,036,001	—	3,036,001	—
Investment securities
Listed equity securities	1,059,632	1,059,632	—	—
Total assets	14,374,173	1,059,632	13,314,541	—

Liabilities:
Unsecured senior notes	(6,750,950)	—	(6,750,950)	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Time deposits	5,076,650	—	5,076,650	—
Money market funds	1,372,182	1,372,182	—	—
Restricted cash	4,110,210	—	4,110,210	—
Short-term investments			—	—
Time deposits	5,098	—	5,098	—
Wealth management products	8,582,754	—	8,582,754	—
Investment securities
Listed equity securities	10,027,813	10,027,813	—	—
Total assets	29,174,707	11,399,995	17,774,712	—

Liabilities:
Unsecured senior notes	(6,527,960)	—	(6,527,960)	—

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

Money market funds. The Group values its money market funds using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.     Fair value measurement (Continued)

Restricted cash

Restricted cash are valued based on the pervasive interest rate in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Short-term investments

Wealth management products. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The wealth management products usually have short original maturities of less than 1 year, the carrying value approximates to fair value.

As of December 31, 2016 and 2017, gross unrealized gains of RMB18,001 and RMB23,755 were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2015, 2016 and 2017, respectively.

Investment securities

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. The following table summarizes the carrying value and fair value of the investment securities which are accounted for as available-for-sale securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Provision for decline in value	Fair Value
	RMB	RMB	RMB	RMB	RMB

December 31, 2016	1,181,710	116,434	(37,551)	(200,961)	1,059,632

December 31, 2017	9,087,935	1,476,834	(513,047)	(23,909)	10,027,813

In 2016, the Group invested in Bluefocus Communication Group Co., Ltd. (“BlueFocus”) by subscription of its newly issued ordinary shares, representing approximately 0.8% of the outstanding ordinary shares of BlueFocus. Total cash consideration for the investment in BlueFocus was RMB200,000.

In 2015, the Group invested in LexinFintech Holdings Ltd. (“Lexin”, formerly known as Staging Finance Holding Ltd.) with the total consideration of USD33,000 (RMB218,018 as of December 20, 2017). On December 20, 2017, Lexin completed its initial public offering on Nasdaq. Concurrently during Lexin’s IPO, the Company purchased additional shares with a total amount of RMB29,730. As of December 31, 2017, the fair value of the Group’s investment in Lexin was approximately RMB1,357,229, with unrealized gain of RMB1,109,481.

In 2017, the Company invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB5,000,000, and held approximately 2.4% of China Unicom’s equity interest. The investment to China Unicom is accounted for as available-for-sale equity securities. As of December 31, 2017, the unrealized loss related to the investment in China Unicom was RMB366,032.

In 2017, the Company also invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB2,794,547 and held approximately 5.5% of Vipshop’s equity interest. The investment in Vipshop is accounted for as available-for-sale equity securities. As of December 31, 2017, the unrealized loss related to the investment in Vipshop was RMB37,064.

The Group reviews its available-for-sale securities investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Impairment charges of RMB200,961 and RMB23,909 were recorded for the years ended December 31, 2016 and 2017, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.     Fair value measurement (Continued)

Unsecured senior notes

The carrying amounts of unsecured senior notes approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of unsecured senior notes was categorized as Level 2 in the fair value hierarchy.

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

Short-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term borrowing approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Nonrecourse securitization debt. The carrying amounts of nonrecourse securitization debt approximate its fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of goodwill is discussed in Note 8 —“Business Combination”.

Investment in equity investees. Investments in privately held companies and publicly traded companies included within investment in equity investees in the Consolidated Balance Sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. The investments in privately held companies were measured using significant unobservable inputs (Level 3) as of December 31, 2015, 2016 and 2017, with impairment charges of RMB285,051, RMB341,984 and RMB59,987 were recorded in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2015, 2016 and 2017, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies and associated impairment charges are discussed in Note 7 —“Investment in equity investees”.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.     JD Finance reorganization

In the first half of 2017, the Group entered into a series of definitive agreements relating to the reorganization of JD Finance. Pursuant to the definitive agreements, the Group disposed of all its equity stake of 68.6% in JD Finance so that it holds neither legal ownership nor effective control of JD Finance, received RMB14.3 billion in cash and is entitled to a royalty and software technical services fee of 40% of the future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis. In addition, the Group would be able to convert its profit sharing right with respect to JD Finance into 40% of JD Finance’s equity interest, subject to applicable regulatory approvals. Mr. Richard Qiangdong Liu, the Group’s Chairman of the Board and Chief Executive Officer, also participated in the reorganization of JD Finance, and purchased an equity stake of JD Finance at the same price as third-party investors and pursuant to the same set of definitive agreements. Mr. Richard Qiangdong Liu also obtained majority voting rights in JD Finance through his equity stake and act-in-concert arrangement with other investors and ESOP participants. The transaction was completed by June 30, 2017 and all of the cash consideration was received in 2017.

Because the Group is entitled to a royalty and software technical services fee of 40% of the future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis, and therefore the Group is considered to have a variable interest in JD Finance even though the Group has no equity interest in JD Finance. As the Group shares a large portion of JD Finance’s expected residual returns, it limits the right of holders of the equity investment at risk to receive JD Finance’s expected residual returns, hence, JD Finance is a VIE.

Mr. Richard Qiangdong Liu holds a minority equity stake in JD Finance, and obtains majority voting rights in JD Finance through his equity stake and voting arrangements, possesses the power to direct the activities of JD Finance that would most significantly impact its economic performance, and also exposes to benefits and losses of JD Finance. As a result, JD Finance is an unconsolidated VIE of the Group as the Group is not considered the primary beneficiary of JD Finance.

Hence upon the completion of the transaction on June 30, 2017, JD Finance was deconsolidated from the Group as a result of the reorganization. The Group and JD Finance are both controlled by Mr. Richard Qiangdong Liu before and after the transaction, so the disposal of JD Finance was achieved through an under the common control transaction, accordingly, the gain of RMB14,193,481 from the disposal of JD Finance was recorded in equity account as additional paid-in capital. The gain represented the excess of cash consideration, net of taxes, over the net carrying value of the disposed equity stake in JD Finance.

The disposal of JD Finance has met the discontinued operation criteria. However, given the facts that the disposal is achieved through an under common control transaction, and therefore the held-for-sale and discontinued operation presentation can only be adopted upon the disposal date, which is June 30, 2017.

The Group has classified the historical financial results of JD Finance as discontinued operations in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) for all periods presented prior to July 1, 2017. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale to provide the comparable financial information.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.     JD Finance reorganization (Continued)

The following tables set forth the assets, liabilities, redeemable non-controlling interests, results of operations and cash flows of discontinued operations, which were included in the Group’s consolidated financial statements:

As of December 31, 2016
RMB
ASSETS
Current assets
Cash and cash equivalents	4,204,659
Restricted cash	2,098,315
Accounts receivable, net	1,323,401
Advance to suppliers	1,166,619
Loan receivables, net	8,681,592
Other investments (*)	10,766,920
Other current assets	1,577,213
Elimination adjustments (**)	(7,664,225)
Total current assets held for sale	22,154,494
Non-current assets
Other investments (*)	6,997,425
Other non-current assets	2,231,186
Elimination adjustments (**)	(1,896,200)
Total non-current assets held for sale	7,332,411
Total assets held for sale	29,486,905

Current liabilities
Short-term borrowings	6,455,031
Nonrecourse securitization debt	158,112
Other current liabilities	17,144,259
Total current liabilities held for sale	23,757,402
Non-current liabilities
Nonrecourse securitization debt	1,759,238
Other non-current liabilities	52,374
Total non-current liabilities held for sale	1,811,612
Total liabilities held for sale	25,569,014

Redeemable non-controlling interests held for sale	7,056,921

(*) Other investments represent various financial products with variable interest rates or principal non-guaranteed purchased by JD Finance from financial institutions, which are referred to as the issuers, such as commercial banks, insurance companies and trust companies. The underlying assets of the financial products mainly include debt securities, equity securities and loan receivables, and the interest generated from the financial products depends on the performance of the underlying assets. The issuers of these products generally attempt to maintain a relatively fixed “expected” interest rate throughout the terms of such structured products. The financial products are used by JD Finance as underlying assets in designing new financial products that it will in turn offer to third-party investors. These redesigned financial products to be resold to third-party investors have relatively lower yield rates such that JD Finance will earn yield differentials.

(**) The intra-group transactions should be eliminated in full as normal. As the Group will continue provide the financial support to JD Finance, therefore, the elimination entries were recorded in discontinued operations/held for sales assets/liabilities.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.     JD Finance reorganization (Continued)

	For the year ended December 31,
	2015	2016	2017(***)
	RMB	RMB	RMB
Net revenues	233,125	1,831,698	2,392,903
Operating expenses	(1,346,212)	(2,724,942)	(2,067,622)
Income/(Loss) from operations of discontinued operations	(1,113,087)	(893,244)	325,281
Other expenses	(262,709)	(459,079)	(316,245)
Income/(Loss) from discontinued operations before tax	(1,375,796)	(1,352,323)	9,036
Income tax expenses	(384)	(13,109)	(2,121)
Net income/(loss) from discontinued operations, net of tax	(1,376,180)	(1,365,432)	6,915

Net loss from discontinued operations attributable to non-controlling interests shareholders	—	(3,743)	(5,030)
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	—	444,657	281,021
Net loss from discontinued operations attributable to ordinary shareholders	(1,376,180)	(1,806,346)	(269,076)

	For the year ended December 31,
	2015	2016	2017(***)
	RMB	RMB	RMB
Net cash used in discontinued operating activities	(1,341,346)	(1,226,526)	(2,485,741)
Net cash provided by/(used in) discontinued investing activities	2,018,461	(30,510,335)	(15,772,856)
Net cash provided by discontinued financing activities	865,542	32,050,146	14,054,620

(***) Included financial results of discontinued operations from January 1, 2017 to June 30, 2017.

There were no profit sharing payments recognized in the Group’s consolidated financial statements after the JD Finance reorganization as JD Finance was in a loss position on a cumulative basis.

According to the JD Finance reorganization arrangements, upon certain redemption events of JD Finance, and on the premise that JD Finance is the first obligator, the Group and Suqian Dongtai Jinrong Investment Management Center, an entity controlled by Mr. Richard Qiangdong Liu, further has the obligation to make up the remaining gap (if any) of the redemption price to the shareholders of JD Finance when all other means are exhausted, and such amount the Group needs to pay will be capped by the proceeds from the sale of the Group’s shares of JD Finance if the Group becomes a shareholder of JD Finance or the liquidity payment the Group would receive upon the liquidity events. As the Group and JD Finance are under common control of Mr. Richard Qiangdong Liu, the Group is therefore exempted from recording a guarantee liability in its consolidated financial statements. Based on the Group’s assessment, the chance to settle the guarantee obligation by the Group is remote as of December 31, 2017.

As disclosed above, the Group’s exposure to pay the redemption price is limited to the proceeds from the sales of the Group’s shares of JD Finance or the liquidity event payment the Group received upon the certain liquidity events. And the Group’s maximum exposure to loss as a result of its involvement with JD Finance relates to net amounts due from JD Finance were RMB9,560,426 and RMB12,076,035 as of December 31, 2016 and 2017, respectively (Note 28).

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.     Investment in equity investees

Cost method

As of December 31, 2016 and 2017, the carrying values of the Group’s cost method investments were RMB5,138,973 and RMB9,750,726 , respectively. Investments were accounted for under the cost method if the Group had no significant influence over the investee or if the underlying shares the Group invested in were not considered in-substance common stock and had no readily determinable fair value. For the years ended December 31, 2016 and 2017, the Group invested RMB2,210,552 and RMB6,217,682 in multiple private companies accounted for under cost method respectively, which may have operational synergy with the Group’s core business. During the year ended December 31, 2017, investment consideration for the top two investees were RMB2,688,954 and RMB1,029,608, respectively.

Equity method

As of December 31, 2017, the Group’s investments accounted for under the equity method totaled RMB8,800,593 (as of December 31, 2016: RMB9,489,813), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB4,245,001, the investment in Bitauto Holdings Limited (“Bitauto”) amounting to RMB2,128,409, the investment in Dada Nexus Limited (“Dada”) amounting to RMB139,147, the investment in Tuniu Corporation (“Tuniu”) amounting to RMB947,500 and investment in Yixin Group Limited (“Yixin”) amounting to RMB860,992. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

Investment in Yonghui

On August 11, 2016, the Group completed the investment in Yonghui through the subscription of newly issued ordinary shares representing 10% equity interest in Yonghui. Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. Total consideration for the investment in Yonghui was RMB4,234,929 in cash. Investment in Yonghui is accounted for using the equity method as the Group has obtained significant influence by the right to nominate two board members out of eleven. On May 2, 2017, Yonghui announced to distribute a cash dividend of RMB0.12 per share to its shareholders, and the Group received dividend of RMB114,845 in total which has been recorded as a reduction to the investment in Yonghui.

Investment in Yonghui is accounted for using the equity method with the cost allocated as follows:

	As of August 11, 2016	As of December 31, 2016	As of December 31, 2017
	RMB	RMB	RMB

Carrying value of investment in Yonghui	4,234,929	4,234,845	4,245,001
Proportionate share of Yonghui’s net tangible and intangible assets	1,869,905	1,877,196	1,946,349
Excess of carrying value of the investment over proportionate share of Yonghui’s net tangible and intangible assets	2,365,024	2,357,649	2,298,652

The excess of carrying value has been primarily assigned to:
Goodwill	1,270,190	1,270,190	1,270,190
Amortizable intangible assets (*)	1,459,779	1,449,946	1,371,283
Deferred tax liabilities	(364,945)	(362,487)	(342,821)
	2,365,024	2,357,649	2,298,652

Cumulative gains/(losses) in equity interest in Yonghui	—	(84)	124,917

(*) Weighted average life of the intangible assets not included in Yonghui’s consolidated financial statements was 17 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.     Investment in equity investees (Continued)

As of December 31, 2016 and 2017, the market value of the Group’s investment in Yonghui was approximately RMB4,699,097 and RMB9,666,167 based on its quoted closing price, respectively.

The Proportionate share of Yonghui’s net income recorded in “share of results of equity investees” in the Consolidated Statements of Operations and Comprehensive Income/(Loss) was a loss of RMB84, and a gain of RMB122,893 for the years ended December 31, 2016 and 2017, respectively. The following table includes the summarized financial information of Yonghui since the date when it was invested by the Company.

	During the period from August 11, 2016 to December 31, 2016	For the year ended December 31, 2017
	RMB	RMB

Revenue	6,248,703	55,524,229
Gross profit	1,230,057	11,319,620
Income from operations	95,453	2,065,795
Net income	71,130	1,721,628
Net income attributable to shareholder	72,905	1,818,910

Percentage of ownership in Yonghui	10%	10%

Proportionate share of Yonghui’s net income, before basis adjustments	7,291	181,891
Basis adjustments	(7,375)	(58,998)
Proportionate share of Yonghui’s net income	(84)	122,893

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.     Investment in equity investees (Continued)

Investment in Bitauto

On February 16, 2015, the Group completed its investment in Bitauto through the subscription of newly issued ordinary shares, representing approximately 25% of the outstanding ordinary shares of Bitauto. Bitauto is a leading provider of internet content and marketing services for China’s fast-growing automotive industry that is listed on Nasdaq. Total consideration for the initial investment in Bitauto was RMB5,496,188 with a combination of RMB2,450,920 in cash and RMB3,045,268 in the form of future services, including exclusive access to the new and used car channels on the Group’s website and mobile apps and additional support from the Group’s key platforms for a period of 5 years. On June 17, 2016, the Group additionally acquired Bitauto’s newly issued ordinary shares by paying the cash consideration of RMB328,975. After the subsequent investment in June 2016, the Group held approximately 26% of Bitauto’s issued and outstanding shares. Investment in Bitauto is accounted for using the equity method with the investment cost allocated as follows:

	As of February 16, 2015	As of December 31, 2016	As of December 31, 2017
	RMB	RMB	RMB

Carrying value of investment in Bitauto (*)	5,496,188	2,386,118	2,128,409
Proportionate share of Bitauto’s net tangible and intangible assets	2,119,109	2,492,056	2,228,925
Excess of carrying value of the investment over proportionate share of Bitauto’s net tangible and intangible assets	3,377,079	(105,938)	(100,516)

The excess of carrying value has been primarily assigned to:
Goodwill (*)	2,846,260	—	—
Amortizable intangible assets (**)	707,758	(105,938)	(100,516)
Deferred tax liabilities	(176,939)	—	—
	3,377,079	(105,938)	(100,516)

Cumulative losses in equity interest in Bitauto	—	(3,439,045)	(3,696,754)

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

(**) Weighted average life of the intangible assets not included in Bitauto’s consolidated financial statements was 4 years.

As of December 31, 2016 and 2017, the market value of the Group’s investment in Bitauto was approximately RMB2,386,118 and RMB3,773,634 based on its quoted closing price, respectively.

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
3,508,200

As the Group disposed a consolidated business (JD Daojia) in 2016, a disposal gain of RMB1,227,760 was recorded in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss), which equals to the difference between the fair value and carrying value of JD Daojia as of the disposal date of April 26, 2016.

The investment in Dada’s preferred shares is accounted for under the cost method as the underlying preferred shares were not considered in-substance common stock and had no readily determinable fair value. The warrant is a freestanding financial instrument and was recorded at fair value of RMB45,450 upon initial recognition. On December 28, 2017, the Company exercised the warrant in entirety in cash and purchased additional preferred shares of Dada, at the a pre-determined price with the total consideration of RMB983,820 (US$150,404). As of December 31, 2017, the carrying amount of preferred shares of Dada totaled RMB2,335,346.

The investment in Dada’s ordinary shares is accounted for using the equity method with the investment cost allocated as follows:

	As of April 26, 2016	As of December 31, 2016	As of December 31, 2017
	RMB	RMB	RMB

Carrying value of investment in Dada’s ordinary shares	2,164,050	1,443,239	139,147
Proportionate share of Dada’s net tangible and intangible assets	424,140	(290,365)	(1,579,323)
Excess of carrying value of the investment over proportionate share of Dada’s net tangible and intangible assets	1,739,910	1,733,604	1,718,470

The excess of carrying value has been primarily assigned to:
Goodwill	1,605,891	1,605,891	1,605,891
Amortizable intangible assets (*)	178,692	170,284	150,105
Deferred tax liabilities	(44,673)	(42,571)	(37,526)
	1,739,910	1,733,604	1,718,470

Cumulative losses in equity interest in Dada	—	(720,811)	(2,024,903)

(*) Weighted average life of the intangible assets not included in Dada’s consolidated financial statements was 8 years.

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

Investment in Tuniu is accounted for using the equity method with the cost allocated as follows:

	As of May 22, 2015	As of December 31, 2016	As of December 31, 2017
	RMB	RMB	RMB

Carrying value of investment in Tuniu (*)	2,494,145	1,198,405	947,500
Proportionate share of Tuniu’s net tangible and intangible assets	1,014,296	1,006,763	779,525
Excess of carrying value of the investment over proportionate share of Tuniu’s net tangible and intangible assets	1,479,849	191,642	167,975

The excess of carrying value has been primarily assigned to:
Goodwill (*)	1,212,149	23,899	23,899
Amortizable intangible assets (**)	356,933	223,657	192,101
Deferred tax liabilities	(89,233)	(55,914)	(48,025)
	1,479,849	191,642	167,975

Cumulative losses in equity interest in Tuniu	—	(1,295,740)	(1,546,645)

(*) In the second quarter of 2016, the Group conducted an impairment assessment on its investment in Tuniu considering the duration and severity of the decline of Tuniu’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded a charge of RMB721,501 to write down the carrying value of its investment in Tuniu to its then fair value of RMB1,454,578, based on quoted closing price of Tuniu as of June 30, 2016.

(**) Weighted average life of the intangible assets not included in Tuniu’s financial statements was 7 years.

As of December 31, 2016 and 2017, the market value of the Group’s investment in Tuniu was approximately RMB1,579,417 and RMB1,304,082 based on quoted closing price, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.  Investment in equity investees (Continued)

Investment in Yixin

In February 2015 and August 2016, the Group invested US$100,000 and US$30,000 in cash, respectively, to acquire Yixin’s newly issued series A and series B preferred shares. Yixin, a controlled subsidiary of Bitauto, is a leading online automobile retail transaction platform in China. The investment in Yixin was accounted for under the cost method as the underlying shares the Group invested in were not considered in-substance common stock and had no readily determinable fair value.

On November 16, 2017, Yixin successfully completed the global offering and traded on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEx”). After the offering, the Group held approximately 10.9% of Yixin’s issued and outstanding shares and the investment is accounted for using the equity method, as the preferred shares the Group previously invested in were automatically converted into ordinary shares upon listing and the Group has obtained significant influence through the nomination of one non-executive board member out of nine and the significant influence on its controlling shareholder, Bitauto.

Investment in Yixin is accounted for using the equity method with the cost allocated as follows:

As of November 16, 2017
RMB

Carrying value of investment in Yixin	860,992
Proportionate share of Yixin’s net tangible and intangible assets	1,703,448
Total negative basis difference	(842,456)

The negative basis difference will be amortized into net income over the remaining useful lives of the underlying assets, which is 3 years. As of December 31, 2017, the market value of the Group’s investment in Yixin was approximately RMB3,586,393 based on quoted closing price.

The Group summarizes the condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Operating data:
Revenue	9,937,684	37,122,299	72,206,753
Gross profit	2,935,620	4,829,228	19,162,739
Loss from operations	(1,592,094)	(3,126,138)	(2,200,140)
Net loss	(1,572,381)	(3,369,075)	(2,549,137)
Net loss attributable to shareholder	(1,597,903)	(3,729,119)	(2,977,210)

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance sheet data:
Current assets	13,606,870	47,136,935	78,125,211
Non-current assets	6,838,075	26,244,217	62,806,104
Current liabilities	6,518,096	27,103,212	58,734,790
Non-current liabilities	146,008	4,559,231	16,703,429
Redeemable stock	—	4,795,473	5,877,854
Non-controlling interests	1,714,021	4,072,998	717,106

The Group recorded its interests in Yonghui, Bitauto, Dada, Tuniu and Yixin one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

Audited financial statements of Bitauto, Tuniu and Dada for the year ended December 31, 2016 and 2017 will be included in separate filing in accordance with Regulation S-X Rule 3-09.

The Group performs impairment assessment of its investments under the cost method and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the cost method investments of RMB285,051, RMB341,984 and RMB59,987 were recorded in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2015, 2016 and 2017, respectively. Impairment charges in connection with the equity method investments of RMB2,585,641, RMB1,416,801 and nil were recorded in share of results of equity investees in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2015, 2016 and 2017, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

8.  Business Combination

Transaction with Tencent

On March 10, 2014, the Group entered into a Strategic Cooperation Agreement (“Agreement”) with Tencent Holdings Limited (“Tencent”), for a period of 5 years from April 1, 2014 to March 31, 2019. Pursuant to the Agreement, the Group has become Tencent’s preferred partner in the development of physical goods e-Commerce business in Greater China and such cooperation was referred as “Strategic Cooperation”. In addition, for a period of 8 years from April 1, 2014 to March 31, 2022, other than the operation of Shanghai Icson E-Commerce Development Group Limited (“Shanghai Icson”), a subsidiary of Tencent, Tencent will not engage in any online direct sales or managed marketplace business model in physical goods e-Commerce businesses in Greater China and a few selected international markets, hereinafter referred to as “Non-Compete”.

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

As consideration for the Transaction, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, representing 15% shares on a fully diluted basis under treasury method upon the closing of the Transaction, on March 10, 2014. The total consideration was RMB11,665,015.

The Group made estimates and judgments in determining the fair value of the assets and business acquired with the assistance from an independent valuation firm. The following table summarizes the goodwill and intangible assets recognized as a result of the Transaction:

	Amount	Amortization Years
	RMB
Strategic Cooperation Agreement	6,075,289	5
Non-compete Agreement	1,442,389	8
Logistic workforce	13,900	3
Technology*	108,800	5
Domain names and trademark*	33,100	10
Advertising customer relationship*	80,400	7
Deferred tax liability	(41,893)
Goodwill*	2,593,420

* In November 2015, the Group announced its decision to terminate the consumer-to-consumer (C2C) business of Paipai.com by December 31, 2015 with a transitional period of three months. The shut-down of Paipai.com is to combat the marketing and sales of counterfeit products and to protect the interests of consumers and brands. As a result, the Group decided that the goodwill arisen from the acquisition of the Combined Platform Business was fully impaired and an impairment charge of RMB2,593,420 was recorded in the fourth quarter of 2015. Concurrently, the remaining balance of the intangible assets arisen from the acquisition amounted to RMB156,709 as of December 31, 2015 was also determined to be impaired and the related deferred tax liability of RMB27,796 recorded from the acquisition of the Combined Platform Business was reversed as a tax benefit in the fourth quarter of 2015.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

8.  Business Combination (Continued)

Transaction with Walmart

On June 20, 2016, the Group, Wal-Mart Stores, Inc. (“Walmart”), and Yihaodian (“YHD”), a subsidiary of Walmart, entered into a series of agreements to form a strategic alliance to better serve the consumers across China. Pursuant to the series agreements, (a) the Group acquired the YHD marketplace platform assets, including the YHD brand, websites and mobileapps (“YHD marketplace”). Walmart will continue to operate the YHD direct sales business as one of the merchants on the YHD marketplace; (b) In a period of 8 years commencing from June 20, 2016, Walmart agreed not to engage in or invest in any ecommerce direct sale, e-commerce marketplace or online to offline (“O2O”) platform in China (other than Dada), hereinafter referred to as “Non-Compete”.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

9.  Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Online direct sales and online marketplace receivables	15,636,019	14,819,862
Advertising receivables	179,498	572,495
Logistics receivables	362,483	1,020,771
Accounts receivable	16,178,000	16,413,128
Allowance for doubtful accounts	(36,993)	(53,981)
Accounts receivable, net	16,141,007	16,359,147

The movements in the allowance for doubtful accounts were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of the year	(27,108)	(38,633)	(36,993)
Additions	(11,525)	—	(16,988)
Reverse	—	1,640	—
Balance at end of the year	(38,633)	(36,993)	(53,981)

The value-added tax receivables due from customers are recorded in online direct sales and online marketplace receivables.

For the account receivables in relation to consumer financing business, as JD Finance performs credit risk assessment services for the individuals and purchases the over-due receivables from the Group at carrying values to absorb the risks and obtain the rewards from such business, no allowance for doubtful accounts in relation to consumer financing receivables were provided.

10.  Inventories, net

Inventories, net, consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Products	29,191,782	41,840,945
Packing materials and others	130,897	358,207
Inventories	29,322,679	42,199,152
Inventory valuation allowance	(413,254)	(498,773)
Inventories, net	28,909,425	41,700,379

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

11.  Property, equipment and software, net

Property, equipment and software, net, consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Electronic equipment	3,779,766	7,172,694
Office equipment	265,815	287,282
Vehicles	1,091,556	1,164,376
Logistic and warehouse equipment	1,578,653	2,693,969
Leasehold improvement	493,765	827,408
Software	175,418	203,848
Building and building improvement	3,066,343	5,855,920
Total	10,451,316	18,205,497
Less: Accumulated depreciation	(3,427,907)	(5,631,319)
Net book value	7,023,409	12,574,178

Depreciation expenses were RMB1,027,312, RMB1,751,086 and RMB2,310,065 for the years ended December 31, 2015, 2016 and 2017, respectively.

12.  Land use rights, net

Land use rights, net, consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Land use rights	2,567,271	7,254,974
Less: Accumulated amortization	(119,760)	(204,165)
Net book value	2,447,511	7,050,809

Amortization expenses for land use rights were RMB30,360, RMB48,528 and RMB84,405 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ending December 31,
	2018	2019	2020	2021	2022	2023 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	146,238	146,238	146,238	146,238	146,238	6,319,619

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

13.  Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31, 2016
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic Cooperation	5.0	6,075,289	(3,348,899)	—	2,726,390
Non-compete	8.0	2,467,005	(576,654)	—	1,890,351
Technology	6.7	682,685	(85,168)	(69,922)	527,595
Domain names and trademark	19.6	3,224,832	(112,173)	(27,124)	3,085,535
Others	6.2	203,634	(63,185)	(59,663)	80,786
Total	9.4	12,653,445	(4,186,079)	(156,709)	8,310,657

	As of December 31, 2017
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic Cooperation	5.0	6,075,289	(4,563,957)	—	1,511,332
Non-compete	8.0	2,467,005	(885,390)	—	1,581,615
Technology	6.5	754,560	(168,051)	(69,922)	516,587
Domain names and trademark	19.5	3,250,789	(278,372)	(27,124)	2,945,293
Others	5.6	286,108	(88,555)	(59,663)	137,890
Total	9.3	12,833,751	(5,984,325)	(156,709)	6,692,717

Amortization expenses for intangible assets were RMB1,449,652, RMB1,620,675 and RMB1,798,246 for the years ended December 31, 2015, 2016 and 2017, respectively. The Group recorded an impairment charge of RMB156,709, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively. Please refer to Note 8 for details.

As of December 31, 2017, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ending December 31,
	2018	2019	2020	2021	2022	2023 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	1,823,387	903,045	599,535	595,022	439,736	2,331,992

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

14.  Goodwill

The changes in the carrying amount of goodwill were as follows:

	JD Mall	New Businesses	Total
	RMB	RMB	RMB
Balance as of December 31, 2014
Goodwill	14,401	2,593,420	2,607,821
Accumulated impairment loss	—	—	—
	14,401	2,593,420	2,607,821

Transaction in 2015
Impairment	—	(2,593,420)	(2,593,420)
Balance as of December 31, 2015
Goodwill	14,401	2,593,420	2,607,821
Accumulated impairment loss	—	(2,593,420)	(2,593,420)
	14,401	—	14,401

Transaction in 2016
Additions	6,512,618	—	6,512,618
Balance as of December 31, 2016
Goodwill	6,527,019	2,593,420	9,120,439
Accumulated impairment loss	—	(2,593,420)	(2,593,420)
	6,527,019	—	6,527,019

Transaction in 2017
Additions	123,551	—	123,551
Balance as of December 31, 2017
Goodwill	6,650,570	2,593,420	9,243,990
Accumulated impairment loss	—	(2,593,420)	(2,593,420)
	6,650,570	—	6,650,570

The Group recorded an impairment charge of RMB2,593,420, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively. Please refer to Note 8 for details.

15.  Short-term borrowings

Short-term borrowings as of December 31, 2016 and 2017 amounted to RMB1,878,286 and RMB200,000, respectively, which consisted of borrowings from financial institutions. All of these borrowings were repayable within one year, and secured by account receivables that approximate to the borrowing amount. The weighted average interest rate for the outstanding borrowings as of December 31, 2016 and 2017 was approximately 5.45% and 7.00%, respectively.

16.  Accounts payable

Accounts payable consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Vendor payable	38,216,484	62,548,717
Shipping charges payable and others	7,819,400	11,788,991
Total	46,035,884	74,337,708

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

17.  Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Salary and welfare payables	1,995,315	3,131,752
Deposits	6,816,340	9,787,387
Payable related to employees’ exercise of share-based awards	74,119	152,177
Rental fee payables	250,154	400,632
Professional fee accruals	62,181	59,802
Others	1,314,481	1,586,090
Total	10,512,590	15,117,840

18.  Unsecured senior notes

In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016.

The following table provides a summary of the Company’s unsecured senior notes as of December 31, 2017:

	Amounts	Effective interest rate
	RMB
US$500,000 3.125% notes due 2021	3,242,565	3.37%
US$500,000 3.875% notes due 2026	3,204,792	4.15%
Carrying value	6,447,357
Unamortized discount and debt issuance costs	86,843
Total principal amounts of unsecured senior notes	6,534,200

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

As of December 31, 2017, the principal of the unsecured senior notes of RMB3,267,100 and RMB3,267,100 will be due in 2021 and 2026, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.  Interest income and interest expense

Interest income and interest expense consist of the following:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Interest income:
Interest income in relation to nonrecourse securitization debt charged to JD Finance	26,024	371,579	702,147
Interest income in relation to loans provided to JD Finance	85,699	161,601	569,395
Interest income in relation to bank deposits, wealth management products and others	561,283	693,672	1,258,948
Total	673,006	1,226,852	2,530,490

Interest expense:
Interest expense in relation to nonrecourse securitization debt	(26,024)	(371,579)	(702,147)
Others	(46,571)	(246,988)	(261,595)
Total	(72,595)	(618,567)	(963,742)

20.  Others, net

Others, net, consist of the following:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Foreign exchange gains/(losses), net	(56,992)	(143,125)	213,482
Government financial incentives	387,774	721,564	843,447
Impairment of investments	(611,108)	(542,946)	(139,823)
Gain from business and investment disposals	1,507	1,232,853	74,965
Others	133,012	275,030	324,337
Total	(145,807)	1,543,376	1,316,408

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

21.  Taxation

a)  Value added tax

The Group is subject to statutory VAT rate of 13% prior to July 1, 2017 and 11% since July 1, 2017 for revenues from sales of audio, video products and books, and 17% for sales of other products, respectively, in the PRC. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 2017.

The Group is subject to VAT at the rate of 6% and 11% for the revenues from logistics services and 6% for the revenues from online advertising and other services.

The Group is also subject to cultural undertaking development fees at the rate of 3% on revenues from online advertising services in the PRC.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

21.  Taxation (Continued)

b)  Income tax

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

Indonesia

Under the current laws of The Republic of Indonesia, the Group’s subsidiaries in Indonesia are subject to 25% income tax on its taxable income generated from operations in Indonesia.

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

Beijing Shangke has been entitled to an exemption from income tax for first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as “high and new technology enterprise” and enjoys a preferential income tax rate of 15% from 2013 to 2018. The privileges cannot be applied simultaneously. Beijing Shangke applied the privilege of “software enterprise” and was exempted from income tax in 2016 and 2017.

Chongqing Haijia and Chengdu Century have been recognized as encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15% from 2015 to 2017.

The Group’s other PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

21.  Taxation (Continued)

b)  Income tax (Continued)

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

The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Income/(loss) before tax
Income/(loss) from China operations	(3,329,238)	1,730,549	3,681,735
Loss from non-China operations	(4,426,734)	(3,612,450)	(3,560,775)
Total income/(loss) before tax	(7,755,972)	(1,881,901)	120,960

Income tax benefits/(expenses) applicable to China operations
Current income tax expenses	(27,938)	(201,173)	(360,603)
Deferred tax benefits	42,584	34,782	221,010
Subtotal income tax benefits/(expenses) applicable to China operations	14,646	(166,391)	(139,593)
Total income tax benefits/(expenses)	14,646	(166,391)	(139,593)

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

21.  Taxation (Continued)

b)  Income tax (Continued)

Reconciliation of difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the year ended December 31,
	2015	2016	2017

Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax treatments	1.0%	45.3%	-942.7%
Tax effect of tax-exempt entities	-13.5%	-36.1%	588.6%
Effect on tax rates in different tax jurisdiction	-0.3%	-3.6%	30.5%
Tax effect of non-deductible expenses	-10.8%	-28.1%	536.0%
Tax effect of non-taxable income	0.2%	0.1%	-14.0%
Changes in valuation allowance	-0.9%	-11.4%	-120.8%
Expiration of loss carry forwards	-0.5%	0.0%	12.8%
Effective tax rates	0.2%	-8.8%	115.4%

The following table set forth the effect of tax holiday:

	For the year ended December 31,
	2015	2016	2017

Tax holiday effect	80,892	852,776	1,140,251
Effect of tax holiday on basic net loss per share	0.03	0.30	0.40
Effect of tax holiday on diluted net loss per share	0.03	0.30	0.39

c)  Deferred tax assets and deferred tax liabilities

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets
- Allowance for doubtful accounts	54,116	52,117
- Deferred revenues	186,291	299,723
- Net operating loss carry forwards	1,386,273	1,286,980
Less: valuation allowance	(1,626,680)	(1,480,570)
Net deferred tax assets	—	158,250

Deferred tax liabilities
- Intangible assets arisen from business combination	907,356	882,248
Total deferred tax liabilities	907,356	882,248

As of December 31, 2017, the Group had net operating loss carry forwards of approximately RMB5,159,379 which mainly arose from the subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire during the period from 2018 to 2022.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses (except for the net operating loss generated by certain entities in 2017) and other deferred tax assets will not be utilized in the future based on its estimate of the operation performance of these PRC entities. The Group has provided full valuation allowances for the deferred tax assets as of December 31, 2015 and 2016, and RMB1,480,570 in deferred tax assets were offset by a valuation allowance as of December 31, 2017.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

21.  Taxation (Continued)

c)  Deferred tax assets and deferred tax liabilities (Continued)

Movement of valuation allowance

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of the period	931,458	1,299,200	1,626,680
Additions	1,148,265	1,324,793	807,558
Reversals	(780,523)	(997,313)	(953,668)
Balance at end of the period	1,299,200	1,626,680	1,480,570

22.  Redeemable non-controlling interests held for sale

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

The JD Preferred Shares were entitled to certain preferences with respect to redemption and preemption. The Group determined that the preferred shares should be classified as mezzanine equity since they are contingently redeemable within 60 months after the closing of the issuance by the holders in the event that (i) a qualified initial public offering (“Qualified IPO”) has not occurred, or (ii) any significant incompliance with laws, cancellation of significant business license, which causes a substantial obstacle to the Qualified IPO, or (iii) a change in control in JD Finance. These matters are not certain to occur, and they are not solely within the control of JD Finance.

The Group accreted the JD Finance Preferred Shares to their redemption value, which is purchase price plus 8% compound interest per year over the period since issuance to the redemption date. The Group recorded net income attributable to mezzanine classified non-controlling interests shareholders of nil, RMB444,657 and RMB281,021 for the years ended December 31, 2015, 2016 and 2017, respectively. As JD Finance was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Finance, the redeemable non-controlling interests was deconsolidated from the Group’s Consolidated Balance Sheets since June 30, 2017, refer to Note 6 for details.

23.  Ordinary shares

Upon inception, 1 ordinary share was issued at a par value of US$0.00002 per share.

In March 2014, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly owned subsidiary of Tencent, in connection with Tencent Transaction (Note 8). Additionally, upon the initial public offering in May 2014, the Company issued 166,120,400 Class A ordinary shares. Concurrently, the Company issued 139,493,960 Class A ordinary shares in a private placement to Huang River Investment Limited.

In June 2016, the Company issued 144,952,250 Class A ordinary shares to Newheight Holdings Ltd., a wholly owned subsidiary of Walmart, in connection with Walmart Transaction (Note 8).

The ordinary shares reserved for future exercise of the RSUs and share options were 130,816,834 and 149,369,486 as of December 31, 2016 and 2017, respectively.

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

Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the Company entered into structured repurchase agreements involving the use of capped call options for the purchase of shares. The Company paid a fixed sum of cash upon execution of the agreements. Upon expiration of the agreements, if the closing market price of the Company’s common stock is at or above the pre-determined price (the “Strike Price”), the Company will have its initial investment returned with a premium in either cash or shares at the Company’s election. If the closing market price is below the Strike Price, the Company will receive the number of shares specified in the agreements. As the outcome of these arrangements is based entirely on the Company’s stock price and does not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction is recorded in equity. During the year ended December 31, 2016, the aggregate price that the Company paid to enter into these agreements was US$300,000. For those agreements that settled during the year ended December 31, 2016 and December 31, 2017, the Company received approximately US$216,220 (RMB1,463,218) and US$107,239 (RMB737,501) of cash respectively.

No repurchase activity was incurred in 2017.

25. Other comprehensive income/(loss)

Changes in the composition of accumulated other comprehensive income/(loss) for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/(losses) on available-for-sale securities	Total
	RMB	RMB	RMB
Balances as of December 31, 2014	(413,452)	37,327	(376,125)
Other comprehensive income/(loss)	953,573	(22,622)	930,951
Balances as of December 31, 2015	540,121	14,705	554,826
Other comprehensive income	943,616	44,951	988,567
Balances as of December 31, 2016	1,483,737	59,656	1,543,393
Other comprehensive income/(loss)	(822,052)	1,120,740	298,688
Balances as of December 31, 2017	661,685	1,180,396	1,842,081

Amounts included in accumulated other comprehensive loss are recorded net of their related income tax effects.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

26.    Share-based Compensation

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized were RMB1,076,286, RMB2,061,432 and RMB2,780,062, respectively.

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

As of December 31, 2017, the Group had reserved 112,408,197 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

(1)         Employee and non-employee awards

The RSUs and share options are generally scheduled to be vested over two to ten years. One-second, one-third, one-fourth, one-fifth, one-sixth, or one-tenth of the awards, depending on different vesting schedules of the Plans, shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years. Starting from the year ended December 31, 2016, certain awards had multiple tranches with tiered vesting commencement dates from 2016 to 2025, and each of the tranches is subject to a six-year vesting schedule.

Upon JD Finance reorganization, the employees’ status of JD Finance changed from the employee of the Company’s subsidiary to non-employee of the Company. Share-based awards granted by the Company to employees of JD Finance and share-based awards granted by JD Finance to employees of the Company are insignificant for the all years presented.

RSUs

a) Service-based RSUs

A summary of activities of the service-based RSUs for the years ended December 31, 2015, 2016 and 2017 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2015	32,118,491	5.80
Granted	18,595,642	14.35
Vested	(7,368,335)	5.05
Forfeited	(3,934,276)	9.73
Unvested at December 31, 2015	39,411,522	9.58
Granted	59,254,734	12.82
Vested	(8,692,792)	7.98
Forfeited	(7,125,648)	10.66
Unvested at December 31, 2016	82,847,816	11.97
Granted	41,450,212	16.27
Vested	(12,005,700)	10.14
Forfeited	(6,246,436)	13.42
Unvested at December 31, 2017	106,045,892	13.77

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

26.     Share-based Compensation (Continued)

(1)         Employee and non-employee awards (Continued)

As of December 31, 2016 and 2017, 1,052,398 and 5,719,884 outstanding RSUs were held by non-employees including employees of JD Finance, respectively.

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB714,047, RMB1,613,204 and RMB2,462,881, respectively.

As of December 31, 2017, there were RMB5,840,090 of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 5.8 years.

The total fair value and intrinsic value of RSUs vested was US$116,799, US$111,956 and US$213,155 during the years ended December 31, 2015, 2016 and 2017, respectively.

b) Performance-based RSUs

A summary of activities of the performance-based RSUs for the years ended December 31, 2015, 2016 and 2017 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value

Unvested at January 1, 2015	1,466,658	6.33
Granted	—	—
Vested	(188,936)	6.33
Forfeited	(401,358)	6.33
Unvested at December 31, 2015	876,364	6.33
Granted	—	—
Vested	(118,540)	6.33
Forfeited	(447,822)	6.33
Unvested at December 31, 2016	310,002	6.33
Granted	—	—
Vested	(96,516)	6.33
Forfeited	—	—
Unvested at December 31, 2017	213,486	6.33

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized by the Group for the performance-based RSUs granted were RMB4,630, RMB4,334 and RMB1,157, respectively.

As of December 31, 2017, there were RMB1,095 of unrecognized share-based compensation expenses related to the performance-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 1.1 years.

The total fair value and intrinsic value of RSUs vested was US$2,347, US$1,524 and US$1,371 during the years ended December 31, 2015, 2016 and 2017, respectively.

Share options

A summary of activities of the service-based share options for the years ended December 31, 2015, 2016 and 2017 is presented below:

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

26.     Share-based Compensation (Continued)

(1)         Employee and non-employee awards (Continued)

Share options	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$
Outstanding as of January 1, 2015	26,201,252	4.37	8.5	189,729
Granted	5,652,500	13.17
Exercised	(2,694,404)	4.07
Forfeited or cancelled	(1,724,726)	6.07
Expired	—
Outstanding as of December 31, 2015	27,434,622	6.10	8.1	275,040
Granted	—
Exercised	(2,820,648)	3.97
Forfeited or cancelled	(2,954,958)	7.21
Expired	—
Outstanding as of December 31, 2016	21,659,016	6.23	7.3	142,433
Granted	—
Exercised	(4,116,816)	5.20
Forfeited or cancelled	(432,092)	5.92
Expired	—
Outstanding as of December 31, 2017	17,110,108	6.49	6.2	243,327
Vested and expected to vest as of December 31, 2017	16,110,208	6.41	6.2	230,350
Exercisable as of December 31, 2017	8,777,612	5.31	5.9	135,192

As of December 31, 2016 and 2017, nil and 1,379,780 outstanding share options were held by non-employees mainly including employees of JD Finance, respectively.

There was no option granted during the years ended December 31, 2016 and 2017. The weighted average grant date fair value of options granted for the year ended December 31, 2015 was US$5.59 per share.

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was US$29,522, US$23,796 and US$55,278, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options. Cash received from the exercises of share options of the Company during the years ended December 31, 2015, 2016 and 2017 was US$12,332, US$12,454 and US$19,942, respectively. Cash receivable from the exercises of share options of the Company as of December 31, 2016 and 2017 was US$747 and US$2,201, respectively.

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized by the Group for the share options granted were RMB103,962, RMB125,225 and RMB60,739, respectively. As of December 31, 2017, there were RMB77,383 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 3.6 years.

The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

2015
Expected volatility	33%~50%
Risk-free interest rate (per annum)	2.17%~2.65%
Exercise multiples	2.0~2.8
Expected dividend yield	—
Expected term (in years)	10.0
Fair value of the underlying shares on the date of option grants (US$)	11.57~14.69

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

26.     Share-based Compensation (Continued)

(1)         Employee and non-employee awards (Continued)

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

(2)         Founder awards

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

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized for the Founder’s share options granted were RMB240,024, RMB318,156 and RMB227,326, respectively.

As of December 31, 2017, there were RMB574,653 of unrecognized share-based compensation expenses related to the Founder’s share options granted. The expenses are expected to be recognized over a weighted-average period of 7.4 years.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

27.  Net income/(loss) per share

Basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Numerator:
Net income/(loss) from continuing operations attributable to ordinary shareholders	(7,731,760)	(2,000,444)	116,819
Net loss from discontinued operations attributable to ordinary shareholders	(1,376,180)	(1,806,346)	(269,076)
Net loss attributable to ordinary shareholders	(9,107,940)	(3,806,790)	(152,257)

Denominator:
Weighted average number of shares — basic	2,735,034,034	2,804,767,889	2,844,826,014
Adjustments for dilutive options and RSUs	—	—	66,635,803
Weighted average number of shares — diluted	2,735,034,034	2,804,767,889	2,911,461,817

Basic net income/(loss) per share from continuing operations attributable to ordinary shareholders	(2.83)	(0.71)	0.04
Basic net loss per share from discontinued operations attributable to ordinary shareholders	(0.50)	(0.64)	(0.09)
Basic net loss per share attributable to ordinary shareholders	(3.33)	(1.36)	(0.05)

Diluted net income/(loss) per share from continuing operations attributable to ordinary shareholders	(2.83)	(0.71)	0.04
Diluted net loss per share from discontinued operations attributable to ordinary shareholders	(0.50)	(0.64)	(0.09)
Diluted net loss per share attributable to ordinary shareholders	(3.33)	(1.36)	(0.05)

Generally, basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares that were not included in the calculation of diluted net loss per share in the periods presented where their inclusion would be anti-dilutive include non-vested ordinary shares, RSUs and options to purchase ordinary shares of 81,737,438, 117,014,016 and 146,268,314 for the years ended December 31, 2015, 2016 and 2017 on a weighted average basis, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

28.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2017:

Name of related parties	Relationship with the Group

Tencent and its subsidiaries (“Tencent Group”)	A shareholder of the Group
Shanghai Icson and its subsidiaries (“Shanghai Icson Group”)	An investee of the Group and has been fully acquired since April 2016
Lexin and its subsidiaries (“Lexin Group”)	An investee of the Group
Bitauto and its subsidiaries (“Bitauto Group”)	An investee of the Group
Tuniu and its subsidiaries (“Tuniu Group”)	An investee of the Group
Dada and its subsidiaries (“Dada Group”)	An investee of the Group
JD Finance	An entity and its subsidiaries controlled by the Founder
Yixin and its subsidiaries (“Yixin Group”)	An investee of the Group

(a)         The Group entered into the following transactions with the major related parties:

	For the year ended December 31,
Transactions	2015	2016	2017
	RMB	RMB	RMB
Revenues:
Services and sales of goods to Lexin Group	1,016,286	667,495	543,304
Commission service revenue from cooperation on advertising business with Tencent Group	139,602	184,241	260,572
Services to Tencent Group	111	52	31,505
Services and sales of goods to Dada Group	—	124,092	38,165
Services to Shanghai Icson Group	6	—	—
Traffic support, marketing and promotion services provided to Bitauto Group	445,526	610,722	609,055
Traffic support, marketing and promotion services provided to Tuniu Group	49,200	132,405	132,042
Traffic support, marketing and promotion services provided to Dada Group	—	41,409	62,195
Services and sales of goods to JD Finance	69,359	191,524	181,307
Traffic support, marketing and promotion services provided to JD Finance	169,122	101,114	90,506

Operating expenses:
Services and purchases from Shanghai Icson Group	168,875	20,871	—
Services and purchases from Tencent Group	195,805	244,644	674,727
Services from Dada Group	—	136,515	694,207
Payment and other services from JD Finance	986,246	1,669,840	2,936,416

Other income:
Income from non-compete agreement with Dada Group	—	53,186	80,447
Interest income from loans provided to JD Finance	111,724	533,180	871,014

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.07%, 0.02% and 0.01% of total net revenues of the Group for the years ended December 31, 2015, 2016, and 2017, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.02%, 0.03% and 0.07% of total operating expenses of the Group for the years ended December 31, 2015, 2016, and 2017, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

28.  Related party transactions (Continued)

(b)         The Group had the following balances with the major related parties:

	As of December 31,
	2016	2017
	RMB	RMB
Due from Tencent Group	962,002	595,105
Due from Lexin Group	95,021	—
Due from Dada Group	88,971	—
Due from JD Finance	9,560,426	12,076,035
Total	10,706,420	12,671,140

Due to Tencent Group	(85,092)	—
Due to Lexin Group	—	(1,367)
Due to Tuniu Group	(12,311)	(5,451)
Due to Dada Group	—	(7,378)
Total	(97,403)	(14,196)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group	(1,989,020)	(1,379,965)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group	(478,610)	(346,568)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	(393,549)	(331,354)
Total	(2,861,179)	(2,057,887)

Other liabilities in relation to non-compete obligation to Dada Group	(523,296)	(415,082)
Total	(523,296)	(415,082)

As of December 31, 2016 and 2017, the balances with major related parties primarily consisted of outstanding loans the Group provided to JD Finance, and the interest rate of the loans were based on the market rate. As of December 31, 2016 and 2017, the Group recorded amount due from related parties other than the major related parties as stated above of RMB264,055 and RMB21,621, which represented approximately 1.46% and 0.12% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2016 and 2017, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties as stated above of RMB97,004 and RMB69,329, which represented approximately 0.14% and 0.07% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current liabilities, respectively.

On October 27, 2017, to provide a temporary bridging finance to Yixin Group, the Group entered into an entrusted loan agreement with Yixin Group and an independent third-party PRC commercial bank whereby the Group lent a total of RMB1 billion to Yixin Group. The bridge loan was on normal commercial terms and Yixin Group repaid the loan and associated interest before December 31, 2017.

Based on a series of agreements signed on January 1, 2016, JD Finance will perform the credit risk assessment and other related services in relation to consumer financing business and obtain the rewards from such services, thus JD Finance will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due consumer financing receivable related to the consumer financing business transferred from the Group to JD Finance were nil, RMB423,356 and RMB497,239 for the years ended December 31, 2015, 2016 and 2017, respectively. In connection with the consumer financing business, JD Finance charged the Group RMB233,051, RMB553,612, and RMB793,218, for the years ended December 31, 2015, 2016, and 2017 for payment processing services provided to the Group, which are included in “payment and other services from JD Finance” stated above.

In 2017, the Group also transferred certain financial assets to JD Finance with or without recourse at fair value. The accounts receivables transferred with recourse was RMB167,897, which was not derecognized, while the accounts receivables transferred without recourse was RMB1,583,968, and was derecognized.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

28.  Related party transactions (Continued)

Mr. Richard Qiangdong Liu, the Group’s Chairman of the Board and Chief Executive Officer, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to the Company, and the Company has agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for the years ended December 31, 2016 and 2017.

The Group believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

29.  Segment reporting

The Group has determined that it operates in two operating segments: (1) JD Mall, (2) New Business. JD Mall represents core e-commerce business. New businesses include O2O (deconsolidated since its merger with Dada Nexus on April 26, 2016), insurance, technology initiatives, overseas business as well as logistics services provided to third parties. New businesses also include the business of Paipai.com for the years ended December 31, 2015. JD Finance was previously included in New businesses, which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Finance (Note 6), accordingly, the Group updated the presentation of segment information for prior years to conform to the current year’s presentation.

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

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2015, 2016 and 2017.

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues:
JD Mall	178,272,993	254,396,326	356,020,374
New businesses	2,362,902	3,297,434	6,021,508
Inter-segment*	(98,044)	(223,300)	(546,667)
Total segment net revenues	180,537,851	257,470,460	361,495,215
Unallocated items**	504,449	819,487	836,539
Total consolidated net revenues	181,042,300	258,289,947	362,331,754

Operating income/(loss):
JD Mall	151,589	2,269,500	4,956,264
New businesses	(748,775)	(670,430)	(2,070,668)
Total segment operating income/(loss)	(597,186)	1,599,070	2,885,596
Unallocated items **	(4,760,713)	(2,850,723)	(3,721,072)
Total consolidated operating loss	(5,357,899)	(1,251,653)	(835,476)
Total other income/(expense)	(2,398,073)	(630,248)	956,436
Income/(loss) before tax	(7,755,972)	(1,881,901)	120,960

(*) The inter-segment eliminations mainly consisted of services provided by JD Mall to overseas business, and services provided by JD Logistics to the vendors of JD Mall, which we recorded as a deduction of cost of revenues at the consolidated level.

(**) Unallocated items include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

30.  Employee benefit

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB1,677,363, RMB2,575,150 and RMB3,546,241 for the years ended December 31, 2015, 2016 and 2017, respectively.

31.  Lines of credit and loan facilities

As of December 31, 2017, the Group had agreements with the PRC commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB39,924,280. The Company was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2017.

As of December 31, 2017, under the lines of credit, the Company had nil outstanding for the liquidity loans, RMB18,762,657 reserved for the issuance of bank acceptance, RMB605,713 reserved for the bank guarantee and RMB2,631 outstanding for other facilities.

In December 2017, the Group entered into a five-year US$1,000,000 term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. The use of proceeds of the facilities was intended for general corporate purposes. As of December 31, 2017, the Group had an undrawn balance of US$1,000,000 under the credit facilities agreement, US$450,000 of which will be expired at the date falling 6 months after the date of this credit facilities agreement if remained undrawn, and US$550,000 of which will be expired one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement.

32.  Commitments and contingencies

Operating lease commitments

The Group leases office, fulfillment centers and bandwidth under non-cancelable operating lease agreements. The rental and bandwidth leasing expenses were RMB1,827,441, RMB2,827,353 and RMB3,892,365 for the years ended December 31, 2015, 2016 and 2017, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Income/(Loss) when incurred.

Future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

	Office and fulfillment centers rental	Bandwidth leasing	Total
	RMB	RMB	RMB

2018	2,845,163	438,499	3,283,662
2019	1,977,245	144,877	2,122,122
2020	1,313,517	46,468	1,359,985
2021	737,960	4,085	742,045
2022	411,823	3,357	415,180
2023 and Thereafter	689,488	5,196	694,684
	7,975,196	642,482	8,617,678

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

32.  Commitments and contingencies (Continued)

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB2,658,773 as of December 31, 2017. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Long-Term Debt Obligations

The Group’s long-term debt obligations include unsecured senior notes and nonrecourse securitization debt which consists of asset-backed debt securities issued in connection with securitization of certain financial assets (Note 2(v)). The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes has been disclosed in Note 18. The expected repayment amount of the nonrecourse securitization debt is approximately RMB12,684,881 and RMB4,475,238 for the years ended December 31, 2018 and 2019, respectively.

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

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2015, 2016 and 2017.

33.  Restricted net assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

33.  Restricted net assets (Continued)

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, totaling approximately RMB23,083,427 as of December 31, 2017; therefore in accordance with Rules 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 are disclosed in Note 35.

34.  Subsequent events

On February 14, 2018, the Group entered into definitive agreements with third party investors to raise financing for JD Logistics with the total amount of US$2.55 billion, representing 19% of the ownership of JD Logistic on a fully diluted basis. As of the date of the report, the subscription price has been fully paid by the investors, among which the subscription price of US$0.29 billion was paid as an equivalent RMB deposit by certain investors. The Group will repay such deposit once the cash consideration in U.S. dollar is paid by them within six months starting from March 7, 2018. Upon completion of the transaction, the Group remains as the majority shareholder of JD Logistic.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

35.  Parent company only condensed financial information

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2017.

Condensed Balance Sheets

	As of December 31,
	2016	2017
	RMB	RMB	US$
			Note 2(g)
ASSETS
Current assets:
Cash and cash equivalents	6,116,574	8,964,809	1,377,866
Prepayments and other current assets	38,160	63,853	9,814
Amount due from related parties	684,510	715,671	109,997
Total current assets	6,839,244	9,744,333	1,497,677
Non-current assets:
Investment in equity investees	—	7,514	1,155
Investments in subsidiaries and VIEs	29,322,026	45,675,625	7,020,215
Investment securities	38,226	35,893	5,517
Intangible assets, net	4,615,708	3,092,549	475,316
Total non-current assets	33,975,960	48,811,581	7,502,203
Total assets	40,815,204	58,555,914	8,999,880

LIABILITIES
Current liabilities:
Accrued expenses and other liabilities	91,292	67,743	10,412
Total current liabilities	91,292	67,743	10,412
Non-current liabilities:
Unsecured senior notes	6,831,012	6,447,357	990,941
Total non-current liabilities	6,831,012	6,447,357	990,941
Total liabilities	6,922,304	6,515,100	1,001,353

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,467,134,904 Class A ordinary shares issued and 2,384,954,010 outstanding, 471,573,995 Class B ordinary shares issued and 451,490,387 outstanding as of December 31, 2016; 2,477,346,590 Class A ordinary shares issued and 2,406,652,132 outstanding, 461,362,309 Class B ordinary shares issued and 446,011,297 outstanding as of December 31, 2017)	377	377	58
Additional paid-in capital	59,258,417	76,254,607	11,720,119
Statutory reserves	132,938	635,966	97,746
Treasury stock	(5,181,880)	(4,457,608)	(685,122)
Accumulated deficit	(21,860,345)	(22,234,609)	(3,417,397)
Accumulated other comprehensive income	1,543,393	1,842,081	283,123
Total shareholders’ equity	33,892,900	52,040,814	7,998,527
Total liabilities and shareholders’ equity	40,815,204	58,555,914	8,999,880

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

35.  Parent company only condensed financial information (Continued)

Condensed Statements of Operations and Comprehensive Income/(Loss)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ Note 2(g)
Operating expenses
Marketing	(1,221,580)	(1,218,760)	(1,215,222)	(186,776)
General and administrative	(445,095)	(577,350)	(556,534)	(85,538)
Loss from operations	(1,666,675)	(1,796,110)	(1,771,756)	(272,314)
Share of income/(loss) of subsidiaries, consolidated VIEs and VIEs’ subsidiaries	(7,520,216)	(1,948,761)	1,717,151	263,924
Interest income	143,757	55,373	66,848	10,274
Interest expense	—	(164,910)	(260,756)	(40,077)
Others, net	(64,806)	47,618	96,256	14,794
Net loss	(9,107,940)	(3,806,790)	(152,257)	(23,399)
Net loss attributable to ordinary shareholders	(9,107,940)	(3,806,790)	(152,257)	(23,399)

Net loss	(9,107,940)	(3,806,790)	(152,257)	(23,399)
Other comprehensive income:
Foreign currency translation adjustments	953,573	943,616	(822,052)	(126,347)
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains/(losses), nil of tax	(238,852)	(78,792)	1,473,014	226,398
Reclassification adjustment for (gains)/losses recorded in net income, nil of tax	216,230	123,743	(352,274)	(54,144)
Net unrealized gains/(losses) on available-for-sale securities	(22,622)	44,951	1,120,740	172,254
Total other comprehensive income	930,951	988,567	298,688	45,907
Total comprehensive income/(loss)	(8,176,989)	(2,818,223)	146,431	22,508

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

35.  Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ Note 2(g)

Net cash provided by/(used in) operating activities	169,018	(33,756)	(105,219)	(16,172)

Cash flows from investing activities:
Maturity of short-term investments	6,367,600	—	—	—
Purchases of investment securities	(92,090)	—	—	—
Cash received from disposal of investment securities	—	16,440	—	—
Receipts from / (prepayments and investments in) subsidiaries, consolidated VIEs and VIEs’ subsidiaries	(5,380,720)	(3,364,402)	2,359,092	362,585
Prepayments and investments in equity investees	—	—	(7,646)	(1,175)
Loans provided to JD Finance	(314,940)	(369,570)	(31,161)	(4,789)
Net cash provided by/(used in) investing activities	579,850	(3,717,532)	2,320,285	356,621

Cash flows from financing activities:
Repurchase of ordinary shares	—	(5,338,274)	—	—
Purchase of capped call options	—	(2,007,100)	—	—
Proceeds from settlement of capped call options	—	1,463,218	737,501	113,352
Proceeds from issuance of ordinary shares pursuant to stock plans	75,713	82,396	135,745	20,864
Proceeds from unsecured senior notes, net of discount and debt issuance costs	—	6,355,969	—	—
Net cash provided by financing activities	75,713	556,209	873,246	134,216

Effect of exchange rate changes on cash and cash equivalents	(10,834)	369,104	(240,077)	(36,899)
Net increase/(decrease) in cash and cash equivalents	813,747	(2,825,975)	2,848,235	437,766
Cash and cash equivalents at beginning of year	8,128,802	8,942,549	6,116,574	940,100
Cash and cash equivalents at end of year	8,942,549	6,116,574	8,964,809	1,377,866

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, consolidated VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented in the Condensed Balance Sheets as “Investment in subsidiaries, consolidated VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, consolidated VIEs and VIEs’ subsidiaries’ financial results are presented as “Share of income/(loss) of subsidiaries, consolidated VIEs and VIEs’ subsidiaries” in the Condensed Statements of Operations and Comprehensive Income/(Loss). The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.