Form 20-F/A
period 2017-12-31
JD.com, Inc.
filed 2018-06-29
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by JD.com, Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, originally filed with the U.S. Securities Exchange Commission on April 27, 2018 (the “Original Filing”). The Company is filing this Amendment solely to include the financial statements and related notes of Dada Nexus Limited (“Dada”), Bitauto Holdings Limited (“Bitauto”), and Tuniu Corporation (“Tuniu”), as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant. We have determined that our equity method investments in Dada, Bitauto, and Tuniu, each of which is not consolidated in our financial statements, were significant under Rule 1-02(w) and Rule 3-09 of Regulation S-X in relation to our financial results for the years ended December 31, 2016 and 2017.  This Amendment is therefore filed solely to supplement the Original Filing with the inclusion of the financial statements and related notes of Dada, Bitauto and Tuniu as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017 (the “Financial Statements of Dada, Bitauto and Tuniu”).

This Form 20-F/A consists solely of the cover page, this explanatory note, the Financial Statements of Dada, Bitauto and Tuniu,  certifications by our chief executive officer and chief financial officer, and the consents of the independent auditor of Dada, Bitauto and Tuniu. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

Item 19.	Exhibits

Item 19.                          Exhibits

Exhibit Number	Description of Document
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

4.4†

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

4.11†

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

4.23†

English translation of Executed Form of the Equity Pledge Agreement between a wholly owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.24†	English translation of Executed Form of the Power of Attorney by the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect
4.25†

English translation of Executed Form of the Exclusive Technology Consulting and Service Agreement between a wholly owned subsidiary of the Registrant and a Chinese variable interest entity of the Registrant, as currently in effect

4.26†

English translation of Executed Form of the Business Operations Agreement between a wholly owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.27†

English translation of Executed Form of the Exclusive Purchase Option Agreement between a wholly owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.28†

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

4.38†

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

4.41†

English summary of Strategic Partnership Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among Dalian Wanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018

4.42†	Series A Preference Shares Subscription Agreement by and between Jingdong Express Group Corporation and purchasers listed therein, dated February 14, 2018
4.43†	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018
4.44†	US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017
8.1†	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of PricewaterhouseCoopers Zhong Tian LLP

Exhibit Number	Description of Document
15.2†	Consent of Zhong Lun Law Firm
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.1
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.2
15.5*	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.3
99.1*	Consolidated Financial Statements of Dada Nexus Limited as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017
99.2*	Consolidated Financial Statements of Bitauto Holdings Limited as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017
99.3*	Consolidated Financial Statements of Tuniu Corporation as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017
101.INS†	XBRL Instance Document
101.SCH†	XBRL Taxonomy Extension Schema Document
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†                   Filed on April 27, 2018

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman and Chief Executive Officer

Date: June 29, 2018