Form 20-F
period 2018-12-31
JD.com, Inc.
filed 2019-04-15
CIK 1549802

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018.

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

Daxing District, Beijing 101111

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00002 per share) Class A ordinary shares, par value US$0.00002 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market) The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*   Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,449,222,672 Class A ordinary shares (excluding the 58,250,658 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 458,342,517 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

•                  “annual active customer accounts” are to customer accounts that made at least one purchase during the twelve months ended on the respective dates, including both online direct sales and online marketplace;

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

•                  “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00002 per share; and

•                  “we,” “us,” “our company” and “our” are to JD.com, Inc., its subsidiaries and its consolidated variable interest entities and their subsidiaries.

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

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.            Selected Financial Data

The following table presents the selected consolidated financial information for our company. As of June 30, 2017, we deconsolidated our finance business operated by Beijing Jingdong Financial Technology Holding Co., Ltd. (now known as Beijing Jingdong Digital Technology Co., Ltd., or JD Digits), as a result of the reorganization of JD Digits. Accordingly, the historical financial results of JD Digits for periods from January 1, 2015 to June 30, 2017 are reflected in our consolidated financial statements as discontinued operations. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information. The selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. JD Digits is reflected as discontinued operations in these selected consolidated financial statements, as applicable. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015, selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 and selected consolidated cash flow data for the years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report, and the cash flow data for the years ended December 31, 2014 and 2015 has been retrospectively adjusted as a result of the new accounting guidance adopted on January 1, 2018 (see note (6) below for more details). JD Digits is not reflected as discontinued operations in the selected consolidated statements of operations data for the year ended December 31, 2014, selected consolidated balance sheets data as of December 31, 2014 and 2015 and selected consolidated cash flow data for the years ended December 31, 2014 as the impact of JD Digits was not material during these periods. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net revenues:
Net product revenues (formerly known as online direct sales)	108,549	167,936	237,944	331,824	416,109	60,521
Net service revenues (formerly known as services and others)	6,453	13,106	20,346	30,508	45,911	6,677
Total net revenues	115,002	181,042	258,290	362,332	462,020	67,198
Operating expenses(1)(2)(3):
Cost of revenues	(101,631)	(158,960)	(222,935)	(311,517)	(396,066)	(57,606)
Fulfillment	(8,067)	(12,367)	(18,560)	(25,865)	(32,010)	(4,656)
Marketing	(4,010)	(7,233)	(10,159)	(14,918)	(19,237)	(2,798)
Technology and content	(1,836)	(2,902)	(4,453)	(6,652)	(12,144)	(1,766)
General and administrative	(5,260)	(2,188)	(3,436)	(4,215)	(5,160)	(750)
Impairment of goodwill and intangible assets	—	(2,750)	—	—	(22)	(3)
Total operating expenses	(120,804)	(186,400)	(259,543)	(363,167)	(464,639)	(67,579)
Loss from operations	(5,802)	(5,358)	(1,253)	(835)	(2,619)	(381)
Other income/(expense):
Share of results of equity investees	—	(2,852)	(2,782)	(1,927)	(1,113)	(162)
Interest income	638	673	1,227	2,530	2,118	308
Interest expense	(29)	(73)	(619)	(964)	(855)	(124)
Others, net	216	(147)	1,544	1,317	95	14
Income/(loss) before tax	(4,977)	(7,757)	(1,883)	121	(2,374)	(345)
Income tax benefits/(expenses)	(19)	15	(166)	(140)	(427)	(62)
Net loss from continuing operations		(7,742)	(2,049)	(19)	(2,801)	(407)
Net income/(loss) from discontinued operations, net of tax		(1,376)	(1,365)	7	—	—
Net loss	(4,996)	(9,118)	(3,414)	(12)	(2,801)	(407)
Net loss from continuing operations attributable to non-controlling interests shareholders		(10)	(48)	(135)	(311)	(45)
Net loss from discontinued operations attributable to non-controlling interests shareholders		—	(4)	(5)	—	—
Net income from continuing operations attributable to mezzanine classified non-controlling interests shareholders		—	—	—	2	0
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders		—	445	281	—	—
Preferred shares redemption value accretion	(7,958)	—	—	—	—	—
Net income/(loss) from continuing operations attributable to ordinary shareholders		(7,732)	(2,001)	116	(2,492)	(362)
Net loss from discontinued operations attributable to ordinary shareholders		(1,376)	(1,806)	(269)	—	—
Net loss attributable to ordinary shareholders	(12,954)	(9,108)	(3,807)	(153)	(2,492)	(362)

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Net income/(loss) per share
Basic
Continuing operations		(2.83)	(0.71)	0.04	(0.87)	(0.13)
Discontinued operations		(0.50)	(0.64)	(0.09)	—	—
Net loss per share	(5.35)	(3.33)	(1.36)	(0.05)	(0.87)	(0.13)

Diluted
Continuing operations		(2.83)	(0.71)	0.04	(0.87)	(0.13)
Discontinued operations		(0.50)	(0.64)	(0.09)	—	—
Net loss per share	(5.35)	(3.33)	(1.36)	(0.05)	(0.87)	(0.13)
Net income/(loss) per ADS(4)
Basic
Continuing operations		(5.65)	(1.43)	0.08	(1.73)	(0.25)
Discontinued operations		(1.01)	(1.29)	(0.19)	—	—
Net loss per ADS	(10.71)	(6.66)	(2.71)	(0.11)	(1.73)	(0.25)
Diluted
Continuing operations		(5.65)	(1.43)	0.08	(1.73)	(0.25)
Discontinued operations		(1.01)	(1.29)	(0.18)	—	—
Net loss per ADS	(10.71)	(6.66)	(2.71)	(0.11)	(1.73)	(0.25)
Weighted average number of shares:
Basic	2,419,668,247	2,735,034,034	2,804,767,889	2,844,826,014	2,877,902,678	2,877,902,678
Diluted	2,419,668,247	2,735,034,034	2,804,767,889	2,911,461,817	2,877,902,678	2,877,902,678

(1)         Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	—	(8)	(17)	(28)	(72)	(10)
Fulfillment	(129)	(164)	(332)	(426)	(419)	(61)
Marketing	(24)	(48)	(87)	(136)	(190)	(28)
Technology and content	(79)	(209)	(470)	(671)	(1,163)	(169)
General and administrative	(4,018)	(648)	(1,154)	(1,520)	(1,816)	(264)

(2)         Amortization of intangible assets resulting from assets and business acquisitions are allocated in operating expense items as follows. See Item 17 of Part III, “Financial Statements—Note 8—Business Combination” for details of significant business combination transactions.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(21)	(10)	(93)	(164)	(168)	(24)
Marketing	(925)	(1,225)	(1,222)	(1,222)	(1,232)	(179)
Technology and content	(19)	(24)	(46)	(84)	(98)	(14)
General and administrative	(146)	(180)	(248)	(308)	(308)	(45)

(3)         In April 2017, leveraging our advanced technology and logistics expertise, we established JD Logistics, a new business group under JD.com, to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to merchants and other third parties are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that has been reclassified to conform to the current period financial statement presentation were RMB1,664 million and RMB2,561 million for the years ended December 31, 2015 and 2016, respectively. The fulfillment expenses related to logistics services provided to merchants and other third parties for the year ended December 31, 2014 were not reclassified to cost of revenues as the impact was not material.

(4)         Each ADS represents two Class A ordinary shares.

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	16,915	17,864	15,567	25,688	34,262	4,983
Restricted cash	3,038	2,115	2,294	4,110	3,240	471
Short-term investments	12,162	2,780	6,548	8,588	2,036	296
Inventories, net	12,191	20,540	28,909	41,700	44,030	6,404
Accounts receivable, net	2,301	8,194	16,141	16,359	11,110	1,616
Investment in equity investees	587	8,713	14,629	18,551	31,357	4,561
Total assets	66,493	85,015	160,374	184,055	209,165	30,422
Accounts payable	16,364	29,819	46,036	74,338	79,985	11,633
Nonrecourse securitization debt	—	3,334	11,549	17,160	4,398	640
Unsecured senior notes	—	—	6,831	6,447	6,786	987
Total liabilities	28,995	54,294	119,154	131,666	132,337	19,248
Total mezzanine equity(5)	—	—	7,057	—	15,961	2,321
Total JD.com, Inc. shareholders’ equity	37,498	30,583	33,893	52,041	59,771	8,693
Number of outstanding ordinary shares	2,731,718,357	2,741,990,486	2,836,444,397	2,852,663,429	2,894,296,355	2,894,296,355

(5)         In February 2018, we raised financing for JD Logistics from third-party investors in the total amount of US$2.5 billion by issuing series A preferred shares of JD Logistics. Upon the completion of the financing, the third-party investors own approximately 19% of the equity interests of JD Logistics on a fully diluted basis. We determined that the series A preferred shares should be classified as mezzanine equity upon their issuance since they were contingently redeemable.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by continuing operating activities		4,122	9,467	29,342	20,881	3,037
Net cash used in discontinued operating activities		(1,349)	(1,227)	(2,486)	—	—
Net cash provided by operating activities(6)	1,980	2,773	8,240	26,856	20,881	3,037
Net cash used in continuing investing activities		(9,809)	(17,069)	(21,944)	(26,079)	(3,793)
Net cash provided by/(used in) discontinued investing activities		2,018	(28,412)	(17,871)	—	—
Net cash used in investing activities(6)	(13,017)	(7,791)	(45,481)	(39,815)	(26,079)	(3,793)
Net cash provided by continuing financing activities		3,835	8,649	5,180	11,220	1,632
Net cash provided by discontinued financing activities		865	32,050	14,055	—	—
Net cash provided by financing activities	18,392	4,700	40,699	19,235	11,220	1,632
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(101)	344	727	(642)	1,682	244
Net increase in cash, cash equivalents and restricted cash	7,254	26	4,185	5,634	7,704	1,120
Cash, cash equivalents and restricted cash at beginning of year	12,699	19,953	19,979	24,164	29,798	4,334
Cash, cash equivalents and restricted cash at end of year	19,953	19,979	24,164	29,798	37,502	5,454
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year		3,882	6,303	—	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of year		16,097	17,861	29,798	37,502	5,454

(6)         As a result of new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The impact of the retrospective reclassification on cash flows of operating activities for the years ended December 31, 2014, 2015, 2016 and 2017 was an increase of RMB690 million, an increase of RMB1,077 million, a decrease of RMB527 million, and an increase of RMB2,035 million, respectively. The impact on cash flows of investing activities for the years ended December 31, 2014, 2015, 2016 and 2017 was an increase of RMB461 million, a decrease of RMB2,000 million, an increase of RMB2,787 million, and a decrease of RMB2,317 million, respectively.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Business

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand our fulfillment infrastructure and technology platform and increase our product offerings. For example, we plan to continue to build our warehouses. We have already launched our warehousing facilities in 11 cities. In addition, we are in the process of constructing warehousing facilities in 16 other cities. We also plan to continue to establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In 2018, we recruited new employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform, and we will continue to invest resources in training, managing and motivating our workforce. In addition, as we continued to increase our product offerings, we will need to work with a large number of new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We have incurred significant net losses and we may continue to experience significant losses in the future.

We have incurred significant net losses since our inception. We had net losses from continuing operations of RMB2,049 million, RMB19 million and RMB2,801 million (US$407 million) in 2016, 2017 and 2018, respectively. We had accumulated deficits of RMB21,860 million, RMB22,235 million and RMB24,038 million (US$3,496 million) as of December 31, 2016, 2017 and 2018, respectively.

We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online marketplace and offering value-added services with higher margins. Accordingly, we intend to continue to invest for the foreseeable future in our fulfillment infrastructure and technology platform to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses for some time in the future.

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

We operate three 24-7 customer service centers in Suqian and Yangzhou, Jiangsu Province, and Chengdu, Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2018, we had a total of 12,482 full-time customer service representatives at these three centers. There is no assurance that we will be able to provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

A public perception that non-authentic, counterfeit or defective goods are sold on our websites and mobile apps or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our websites, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. We have been making progress in leveraging artificial intelligence, or AI, technologies to generate personalized recommendations to customers for products in which they may be potentially interested. Each product page typically has recommendations of other products that are often purchased together with that product. In addition, our websites and mobile apps make recommendations to customers according to a comprehensive dataset compiled based on customer’s behavior. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior, to provide accurate and reliable information. Our customers choose to purchase authentic and quality products on our websites and mobile apps due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our websites and mobile apps at attractive prices, they may lose interest in us and visit our websites and mobile apps less frequently or even stop visiting our websites and mobile apps altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We plan to further expand our fulfillment infrastructure. If we are not able to manage such expansion successfully, our business prospects and results of operations may be materially and adversely affected.

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2018, we operated regional fulfillment centers in seven major cities, front distribution centers in 28 cities and other additional warehouses in 46 cities in China. Our comprehensive fulfillment facilities covered almost all the counties and districts across China, and we had 124,277 warehouse and delivery personnel as of December 31, 2018. We are constructing our warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes.

In April 2017, we opened up our fulfillment infrastructure and established a new business group, JD Logistics, to provide integrated supply chain and logistics services to third-party businesses across a wide range of industries. JD Logistics provides these businesses with comprehensive supply chain solutions, including warehousing, transportation, delivery and after-sales service. In October 2018, JD Logistics opened up its leading logistics network to consumers, offering parcel delivery service to users in certain regions. Leveraging our extensive delivery network, users in these areas can conveniently send items intra-city and throughout most of mainland China with our same fast and reliable delivery service. JD Logistics has experienced rapid growth since its inception. However, the increase in demand for our logistics services may result in additional challenges in operating our fulfillment infrastructure. For example, increasing volume of parcels may cause delay for our delivery services, or we may be required to make significant capital expenditure to further expand our existing fulfillment facilities to handle the increasing orders both from our online marketplace and from third-party businesses. In addition, the development of logistics business is capital intensive. To address such capital requirement, in February 2018, we entered into definitive agreements with third-party investors for the financing for JD Logistics. We raised a total amount of US$2.5 billion from third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis upon the completion of the transaction and we have remained as the controlling shareholder of JD Logistics. Despite such arrangement and capital injection, JD Logistics may require additional capital resources due to further developments or changed business conditions. JD Logistics may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Logistics, and the investors may have a strategy or objective different from ours with respect to JD Logistics or impose conditions that could restrict the operations of JD Logistics. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all. In addition, JD Logistics may from time to time need to adjust certain elements of its operations in response to evolving economic conditions and business needs. For example, JD Logistics recently announced that it will make certain adjustments to the compensation structure of its warehouse and delivery personnel. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery and other labor support, which may result in disruption to or delay in its delivery services. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’ results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations.

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

In recent years, we have expanded our product offerings to include a wide range of products including apparel and footwear, bags, jewelry, household goods, cosmetics, personal care products, baby and maternity products, food and beverages, fresh produce, fitness equipment, autoparts, nutritional supplements, and books and virtual goods. Expansion into diverse new product categories and substantially increased number of products involves new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

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

Our net inventories have increased significantly in recent periods, from RMB28,909 million as of December 31, 2016 to RMB41,700 million as of December 31, 2017 and further to RMB44,030 million (US$6,404 million) as of December 31, 2018. Our annual inventory turnover days were 37.6 days in 2016, 38.1 days in 2017 and 37.3 days in 2018. Annual inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB10,159 million, RMB14,918 million and RMB19,237 million (US$2,798 million) of marketing expenses in 2016, 2017 and 2018, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers for our direct sales business. We had over 19,000 suppliers as of December 31, 2018. Our suppliers include manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for direct sales business were 52.0 days in 2016, 59.1 days in 2017 and 58.1 days in 2018. Annual accounts payable turnover days are the quotient of average accounts payable for direct sales business over five quarter ends to total cost of revenues and then multiplied by 360 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Any interruption in the operation of our regional fulfillment centers, front distribution centers, other additional warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the smooth operation of our regional fulfillment centers, front distribution centers, other additional warehouses, and our delivery and pickup stations. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our regional fulfillment centers were rendered incapable of operations, then we may be unable to fulfill any orders in any of the provinces that rely on that center. In addition, those events that could damage our fulfillment infrastructure, such as fire and flood, may also result in damages to our inventory stored in or delivered through our fulfillment infrastructure, and in such event, we would incur losses as a result. We do not carry business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested significant resources in expanding and will continue to expand our fulfillment infrastructure and upgrade our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB14.2 billion (US$2.1 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2018. We also paid significant amounts for upgrading our technology platform during the same periods. We expect to continue to invest in our fulfillment and technology capabilities for a number of years. We also intend to continue to add resources to our fulfillment infrastructure and upgrade our technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

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

As of December 31, 2018, there were over 210,000 third-party sellers on our online marketplace. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. Many of our third-party sellers use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our websites and mobile apps. If any third-party seller does not control the quality of the products that it sells on our websites and mobile apps, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our websites and mobile apps, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party seller, the reputation of our online marketplace and our JD brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. In 2016, we completely closed down the website of Paipai.com. The shut-down of the Paipai C2C platform is in line with our policy to combat the marketing and sale of counterfeit products. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

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

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as our investments in Bitauto Holdings Limited, or Bitauto, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry, Yixin Group Limited, or Yixin, a HKEx-listed company that operates a leading online automobile retail transaction platform and subsidiary of Bitauto, and Dada Nexus Limited, or Dada, China’s largest crowdsourcing delivery company, our acquisition of Yihaodian marketplace platform assets from Wal-Mart Stores, Inc., or Walmart, an NYSE-listed company, including the Yihaodian brand, websites and mobile apps, and our investments in Yonghui Superstores Co., Ltd, or Yonghui, a company listed on the Shanghai Stock Exchange and a leading hypermarket and supermarket operator in China, Farfetch.com Limited, or Farfetch, an NYSE-listed leading global e-commerce platform for the fashion industry, China United Network Communications Limited, or China Unicom, a company listed on the Shanghai Stock Exchange and a Chinese telecommunications operator, Vipshop Holdings Limited, or Vipshop, an NYSE-listed online discount retailer for brands in China, and Dalian Wanda Commercial Properties Co., Ltd., or Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China. See “Item 4. Information on the Company—A. History and Development of the Company—Our Major Investments.”

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

Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments, although we have no control on the factors and risks that affect their business, results of operations and financial condition. In 2018, our share of results of equity investees was a loss of RMB1.1 billion (US$0.2 billion), primarily attributable to losses picked up from our equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. When our share of losses in the equity investees equals or exceeds our interest in the equity investees, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investees. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results. In addition, changes in accounting principles relating to recognition and measurement of our investments may have a significant impact on our financial results. For instance, in January 2016, the Financial Accounting Standards Board, or the FASB, issued ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With the adoption of ASU 2016-01 beginning January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For investments without readily determinable fair values, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. The adoption of ASU 2016-01 has had a significant impact on our earnings, and we recorded a loss of RMB1.5 billion (US$0.2 billion) resulting from the fair value change in long-term investments in 2018.

Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our revenues and business prospects.

We generate the majority of our revenues from online retail. While online retail has existed in China since the 1990s, only recently have certain large online retail companies become profitable. The long-term viability and prospects of various online retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

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

A decline in the popularity of online shopping in general, or any failure by us to adapt our websites and mobile apps and to improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

Furthermore, the retail industry is very sensitive to macroeconomic changes, and retail purchases tend to decline during recessionary periods. The majority of our net revenues are derived from retail sales in China. Many factors outside of our control, including inflation and deflation, currency exchange rate fluctuation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Qiangdong Liu, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2018, we employed a total of 124,277 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. For example, JD Logistics recently announced that it will make certain adjustments to the compensation structure of its warehouse and delivery personnel. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’ results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our websites and mobile apps, or for products sold on our websites and mobile apps or content posted on our websites and mobile apps that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from over 19,000 suppliers as of December 31, 2018. Third-party sellers on our online marketplace are separately responsible for sourcing the products they sell on our websites and mobile apps. As of December 31, 2018, we had over 210,000 third-party sellers on our online marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our websites and mobile apps and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border e-commerce business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.

In the event that counterfeit, unauthorized or infringing products are sold on our websites and mobile apps or infringing content is posted on our websites and mobile apps, we could face claims that we should be held liable. We have in the past received claims alleging our infringement of third parties’ rights. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

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

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. Almost all of our sales of products are made online through our websites and mobile apps, and the fulfillment services we provide to third-party sellers are related to sales of their products through our websites and mobile apps. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our websites or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our websites and mobile apps. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

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

Almost all of our sales of products are made online through our websites and mobile apps, and the fulfillment services we provide to third-party sellers are related to sales of their products through our websites and mobile apps. Our business depends on the performance and reliability of the internet infrastructure in China. The availability of our websites and mobile apps depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our websites and mobile apps. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we receive services. Service interruptions prevent consumers from accessing our websites and mobile apps and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites and mobile apps. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as AI, big data and cloud. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our websites and use of our mobile apps. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners including strategic partners or third-party providers of online payment services through which some of our customers may choose to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our websites’ or mobile apps’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network (CSDN) in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny. As online retail industry and AI technology continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. For example, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which came into effect in May 2018. Pursuant to this new standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal data controller should collect information in accordance with the principles of legality and minimization and should also obtain a consent from the information provider. In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

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

We accept payments using a variety of methods, including payment on delivery, bank transfers, online payments through various third-party online payment platforms such as Weixin Pay, JD Pay and UnionPay. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. Although we deliver a majority of the orders directly to customers ourselves, we use contracted third-party couriers to service areas that are not directly covered by our delivery network. Given that customers place their orders online but often choose the cash-on-delivery option, the delivery personnel of our contracted third-party couriers collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

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

The offline fresh food markets operated under our 7FRESH brand rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have an adverse impact on the profitability and operating results.

Our offline fresh food markets rely on various suppliers and vendors to provide and deliver our perishable product inventory promptly on an ongoing basis. We could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering system will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which would negatively impact our operating results.

We may experience negative impact on our reputation due to real or perceived quality or health issues with the food products sold at our offline fresh food markets, which could have an adverse impact on our operating results.

Customers of our offline fresh food markets expect us to provide them with fresh, high-quality food products. Concerns regarding the safety of our food products or the safety and quality of our food supply chain could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is outside of our control. Negative publicity about these concerns, whether or not ultimately based on facts, and whether or not involving products sold at our stores, could discourage consumers from buying our products and have an adverse impact on our operating results. Furthermore, sales of food products entails inherent risks of product liability claims, product recall and the resulting negative publicity. Food products containing contaminants could be inadvertently distributed by us and, if processing by the consumers level does not eliminate them, these contaminants could result in illness or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls or held liable in the future.

Any loss in confidence on the part of our customers would be difficult and costly to reestablish. Any such adverse impact could be exacerbated by our position in the market as a purveyor of fresh, high-quality food products and could significantly reduce our brand value. Issues regarding the safety of any food items sold by us, regardless of the cause, could have a material and adverse impact on our sales and operating results.

If JD Digits is unable to successfully manage its business or conflicts that could arise between us and JD Digits are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected as a result.

As of June 30, 2017, JD Digits was deconsolidated from our company as a result of the reorganization of JD Digits. After the reorganization, we do not have legal ownership or effective control of JD Digits. Mr. Richard Qiangdong Liu, our chairman and chief executive officer, has a majority of the voting interests in JD Digits through his equity stake and voting arrangements. See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions Relating to JD Digits” for further information.

JD Digits currently provides us with certain payment services on a non-exclusive basis and may provide additional services to us in the future. If JD Digits will not be able to successfully manage its risks such as credit risks, its ability to continue to deliver payment and other services to us may be undermined. In such event, JD Digits might seek to amend the terms of its agreements and arrangements with us, which could potentially result in a conflict of interest. Other conflicts of interest between us and JD Digits may arise relating to commercial or strategic opportunities or initiatives. Although we and JD Digits have each agreed to certain non-competition undertakings after the reorganization, we cannot assure you that JD Digits would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If JD Digits is unable to successfully manage its business or conflicts of interest that could arise between us and JD Digits are not resolved in our favor, our business, financial condition, results of operations and prospectus could be materially and adversely affected.

In addition, we continue to license certain of our intellectual properties, including our “JD” brand and related trademarks and domain names, to JD Digits in exchange for the right to receive a portion of the pre-tax profit of JD Digits, subject to certain conditions and potential proportional dilution as a result of any future equity financings and ESOP pool increases of JD Digits. While we do not control JD Digits, because of JD Digits’s ability to continue to use our brand, our close association with JD Digits and overlapping user base, events that negatively affect JD Digits, for example, alleged engagement in inappropriate activities, involvement in any legal or administrative proceedings, or negative publicity, could also negatively affect customers’, regulators’ and other third parties’ perception of us and our JD brand, harm our credibility and reputation and adversely affect our business.

We may not be able to acquire a direct equity ownership interest in JD Digits.

The Framework Agreement we entered into with JD Digits in connection with the reorganization of JD Digits provides for future potential equity issuances of up to 40% of equity interest in JD Digits to us in the event that JD Digits applies for and receives certain PRC regulatory approvals in the future. In addition, upon a qualified IPO or other liquidity event of JD Digits, if our total ownership of equity interests in JD Digits, if any, has not reached 40%, we would be entitled, at our election, to receive a one-time payment up to 40% of the equity value, immediately prior to such qualified IPO or other liquidity event of JD Digits. If we acquire equity interests in JD Digits in an aggregate amount less than the full 40% equity interest, then the percentage of JD Digits’s equity value used to calculate the liquidity event payment will be reduced proportionately. The above-mentioned maximum percentages of JD Digits’s equity interest that may be issued to us and JD Digits’s equity value in the form of liquidity payment to us at our election are also subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Digits, and have been diluted to approximately 36% in connection with JD Digits’s additional round of financing in 2018.

If JD Digits does not receive the required PRC regulatory approvals mentioned above, we will not be able to acquire a direct equity ownership interest in JD Digits, and we would fail to benefit from any appreciation in its equity value beyond the date of a qualified IPO or other liquidity event of JD Digits. Our inability to reap the benefits of any appreciation in equity value of JD Digits, including in connection with a qualified IPO or other liquidity event of JD Digits, could represent a significant missed opportunity that is beyond our control. In addition, if we elect to receive a one-time payment up to 40% of the equity value of JD Digits, which is subject to potential proportional dilution as a result of any future financings or ESOP pool increases of JD Digits and has been diluted to approximately 36% in connection with JD Digits’s additional round of financing in 2018, immediately prior to a qualified IPO or other liquidity event of JD Digits, it is possible that JD Digits will not have sufficient funds to make the payment in a timely manner or on a schedule acceptable to us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions Relating to JD Digits.”

Our 7FRESH brand may be unable to keep existing store locations or open new stores in desirable places on favorable terms, which could materially and adversely affect its results of operations.

We compete with other retailers and businesses for suitable locations for our offline fresh food stores. Local land use and zoning regulations, environmental regulations and other regulatory requirements may affect our ability to find suitable locations and have an impact on the cost of constructing, renovating and operating our stores. In addition, real estate, zoning, construction and other delays may adversely affect store openings and renovations and increase our costs. Furthermore, changing local demographics at existing store locations may adversely affect revenue and profitability levels at those stores. The termination or expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores. If we determine to close or relocate a store subject to a lease, we may remain obligated under the lease for the remainder of the lease term. If we are unable to maintain our existing store locations or open new locations in desirable places and on favorable terms, the results of operations of our 7 FRESH brand could be materially and adversely affected.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

Approximately 3.8% of the lessors of our leased warehouses, approximately 13.6% of the lessors of our leased offices, and approximately 5% of the lessors of our leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors (including the lessors of our 7FRESH offline fresh food stores) are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), the National Development and Reform Commission, the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, the Ministry of Transport, the State Post Bureau and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of the date of this annual report, we have one cross-provincial Courier Service Operation Permit that allows Jingbangda, a subsidiary of Xi’an Jingdong Xincheng, one of our consolidated variable interest entities providing logistics services, to operate an express delivery business in 31 provinces and 448 cities in China. As of December 31, 2018, Jingbangda and its 37 subsidiaries had obtained Courier Service Operation Permits. As of the same date, Xi’an Jingdong Xuncheng and its 11 branches, and Jingbangda and its 33 subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of making filings with local postal administrations for express delivery terminal outlets of Jingbangda and its branches. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

In addition, we issue one type of prepaid cards which may be used to buy the products sold on our websites and mobile apps. Due to licensing requirements, currently such prepaid cards can only be used to purchase merchandises directly sold by us.

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

The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our websites and mobile apps. See “Item 4.B. Information on the Company—Business Overview—Regulation—Licenses and Permits.” We have made great efforts to obtain all the applicable licenses and permits, but due to the large number of products sold on our websites and mobile apps, we may not always be able to do so and we were penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before.

As online retail is evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. For example, in May 2016, new administrative measures were promulgated to regulate the publication market in replacement of the old measures promulgated in 2011. The new measures require an entity or individual engaged in the distribution of publications via the internet or other information networks to obtain a Publication Operation Permit. Although the new measures allow foreign-invested enterprises to engage in the distribution of publications, it is uncertain how this will be implemented in practice, as the old measures provided that foreign investors may engage in the distribution of audio and video products in China only in the form of contractual joint ventures between foreign and Chinese investors. Therefore, we continue to engage in wholesale and retail of books and audio and video products and other publications through Jiangsu Yuanzhou, one of our consolidated variable interest entities. Jiangsu Yuanzhou has obtained a Publication Operation Permit, which remains valid until March 31, 2020. If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our Share Incentive Plan, which may result in increased share-based compensation expenses.

We have adopted a share incentive plan to provide additional incentives to employees, directors and consultants. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion. For example, in May 2015, our board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. We incurred share-based compensation expenses of RMB318 million, RMB227 million and RMB167 million (US$24 million) in connection with this grant of option to Mr. Liu in 2016, 2017 and 2018, respectively. In addition, JD Logistics adopted its own share incentive plan in 2018, which permits the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants, and granted 187,844,000 share options in 2018. For the years ended December 31, 2016, 2017 and 2018, we recorded an aggregate of RMB2,061 million, RMB2,780 million and RMB3,660 million (US$532 million), respectively, in share-based compensation expenses. As of December 31, 2018, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 118,575,638 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 41,747,736 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with online retail in particular. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E - commerce companies in China hold special promotional campaigns on November 11 each year, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our business, both of which can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild due to the rapid growth we have experienced and may increase further in the future. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets, and our term and revolving credit facilities we entered into in 2017 contain covenants that impose certain minimum financial performance requirements on us and that restrict our ability to raise additional debt. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates. The PRC government has in recent years implemented a number of measures to control the rate of economic growth, which have contributed to a slowdown of the PRC economy. The growth of the Chinese economy has slowed since 2012, and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) annual growth rate increased slightly from 6.9% in 2017 to 6.6% in 2018. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

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

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 16 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 28, 2019, Mr. Liu beneficially owned 79.0% of the aggregate voting power of our company, including the 6.1% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 35,539,060 Class B ordinary shares, representing 6.1% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited can exercise the 6.1% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 6.1% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under our current memorandum and articles of association, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. While cross-border business may not be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.”

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

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, or the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. In January 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet the specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Our international expansion strategy and ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.

International expansion is a significant component of our growth strategy and may require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to PRC law in addition to the laws of the foreign countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:

•                  difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

•                  challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•                  challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;

•                  dependence on local platforms in marketing our international products and services overseas;

•                  challenges in selecting suitable geographical regions for international business;

•                  longer customer payment cycles;

•                  currency exchange rate fluctuations;

•                  political or social unrest or economic instability;

•                  compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations;

•                  exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and

•                  increased costs associated with doing business in foreign jurisdictions.

One or more of these factors could harm our overseas operations and consequently, could harm our overall results of operations.

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

We are a Cayman Islands company and our PRC subsidiaries Jingdong Century, Shanghai Shengdayuan and Xi’an Jingxundi are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or distribute audio and video products in China or provide certain other restricted services related to our businesses, such as air freight transport agency services or domestic document delivery services. As a result, we conduct or will conduct such business activities through our variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jingbangda. Jingdong 360 holds our ICP license as an internet information provider. Jiangsu Yuanzhou primarily conducts the distribution of books and audio and video products. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries.

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and all of our other variable interest entities that have business activities in PRC are 45% owned by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, 30% owned by Ms. Yayun Li, our chief compliance officer, and 25% owned by Ms. Pang Zhang, our employee. Mr. Liu, Ms. Li and Ms. Zhang are PRC citizens. We entered into a series of contractual arrangements with Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China and their respective shareholders, which enable us to:

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

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entities and deregistering the equity pledges of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities; or

•                  restricting or prohibiting our use of the proceeds of any of our financing outside China to finance our business and operations in China.

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

We have relied and expect to continue to rely on contractual arrangements with Jingdong 360 and its shareholders to hold our ICP license as an internet information provider, contractual arrangements with Jiangsu Yuanzhou and its shareholders to conduct the distribution of books and audio and video products and contractual arrangements with other variable interest entities for the relevant restricted businesses. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

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

Our variable interest entities, including their subsidiaries, hold our necessary licenses and permits, including ICP licenses, Courier Service Operation Permits and Aviation Transport Sales Agency Certificate, and conduct our sales of books and audio and video products (including publication of e-books and online audio and video products). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate the majority of our revenues from products and services that are offered to customers through our websites and mobile apps and any interruption in our ability to use our websites and mobile apps may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of our variable interest entities that have business activities, including Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, among others. Mr. Richard Qiangdong Liu is our chairman and chief executive officer, and Ms. Yayun Li and Ms. Pang Zhang are our employees. The shareholders of our variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Jingdong Century are approximately US$3,274 million and US$1,398 million, respectively, which means Jingdong Century cannot obtain loans in excess of US$1,876 million from our entities outside of China currently. The current statutory limit on the loans to our other wholly foreign-owned subsidiaries in China, such as Xi’an Jingxundi and Shanghai Shengdayuan, is RMB1,920 million and US$49 million, respectively. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated variable interest entities or other PRC domestic entities is allowed to borrow is two times of their respective net assets. Pursuant to this notice and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. Although the one-year grace period has expired, the statutory limit is still subject to the notice in practice. With respect to our consolidated variable interest entities or other domestic PRC entities, the limit for the total amount of foreign debt is two times of their respective net assets pursuant to the notice.

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

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which will take effect on January 1, 2020,and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements, the promulgation schedule of both the “negative list” under the FIL and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

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

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. In addition, the U.K. held a referendum on June 23, 2016 on its membership in the E.U., in which a majority of voters in the U.K. voted to exit the E.U. (commonly referred to as “Brexit”). The U.K.’s departure from the E.U. remains uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our websites and mobile apps and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

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

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2018, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We seek to register branch offices in all the locations where we have delivery stations and pickup stations. However, as of the date of this annual report, we have not been able to register branch offices in all of these locations. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our websites.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. In November 2016, China promulgated the Cyber Security Law, which came into effect on June 1, 2017, to protect cyberspace security and order. Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our websites or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our websites in China.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the RMB depreciated approximately by 5% against the U.S. dollar in 2018. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into a foreign currency.

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

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB722 million, RMB843 million and RMB615 million (US$123 million) in financial incentives from local governments relating to our business operations in 2016, 2017 and 2018, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

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

Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the State Administration of Taxation issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. In February 2018, the State Administration of Taxation issued a new circular (Circular No. 9) to replace Circular 601, which came into effect on April 1, 2018. Circular No. 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an enterprise does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the enterprise directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances fall under Circular No. 9, the enterprise will be deemed as a “beneficial owner.” If our Hong Kong subsidiaries are, in the light of Circular 601, considered to be a non-beneficial owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

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

The trading price of our ADSs ranged from US$19.21 to US$50.68 per ADS in 2018. The trading prices of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, mid-2015 and early 2016, which may have a material and adverse effect on the trading price of our ADSs.

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

•                  any actual or alleged illegal acts of our senior management or other key employees;

•                  any share repurchase program; and

•                  proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On December 25, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over the next 12 months through December 25, 2019. As of December 31, 2018, we had repurchased approximately 1.4 million ADSs at an average price of US$21.48 per ADS under this program. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2019, we had 2,907,939,381 ordinary shares outstanding, comprising of (i)2,450,892,898 Class A ordinary shares (excluding the 57,876,466 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii)457,046,483 Class B ordinary shares. Among these shares, 1,792,588,288 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company wholly-owned by our chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of February 28, 2019, Mr. Liu beneficially owned 79.0% of the aggregate voting power of our company, including 6.1% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. In addition, our memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For example, neither the Companies Law (2018 Revision) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2018. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NASDAQ corporate governance listing standards applicable to U.S. domestic issuers.

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

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2018 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and we do not expect to be classified as a PFIC in the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Our History and Development

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

•                  Shanghai Shengdayuan Information Technology Co., Ltd., or Shanghai Shengdayuan, which was established in April 2011 and primarily operates our online marketplace business; and

•                  Xi’an Jingxundi Supply Chain Technology Co., Ltd., or Xi’an Jingxundi, which was established in May 2017 and provides primarily technology and consulting services relating to logistics services.

The significant consolidated variable interest entities and their subsidiaries that conduct our business operations in China include, among others, the following:

•                  Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website;

•                  Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products; and

•                  Xi’an Jingdong Xincheng Information Technology Co., Ltd., or Xi’an Jingdong Xincheng, which was established in June 2017 and provides primarily technology and consulting services relating to logistics services.

We also rely on other consolidated variable interest entities and their subsidiaries to conduct certain of our business operations, including Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng.

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

On May 22, 2014, our ADSs commenced trading on NASDAQ under the symbol “JD.” We raised from our initial public offering approximately US$1.5 billion in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Concurrently with our initial public offering, we also raised US$1.3 billion from Huang River Investment Limited, our existing shareholder and an affiliate of Tencent, in a private placement.

In December 2014, we completed a secondary public offering, pursuant to which certain selling shareholders sold an aggregate of 26,003,171 ADSs, representing 52,006,342 Class A ordinary shares, for an aggregate gross proceeds of approximately US$619 million, and we did not sell any ADSs in the offering.

In June 2016, we entered into a series of agreements with Walmart in relation to our strategic alliance with Walmart, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares, representing approximately 5% of our total issued and outstanding shares on a fully diluted basis at the time. As of February 28, 2019, Walmart held Class A ordinary shares representing approximately 9.9% of our total issued and outstanding shares. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, websites and mobile apps. We have collaborated with Walmart on e-commerce, including launching Sam’s Club Flagship Store and Walmart China Flagship Store on JD.com, as well as Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and ASDA Flagship Store on JD Worldwide and a one-hour delivery service from Walmart Stores in select cities through the JD Daojia app, as well as leveraging one another’s supply chain to increase product selection for customers across China. As part of the strategic alliance, we also entered into an eight-year non-compete arrangement with Walmart, subject to certain conditions and exceptions.

In April 2017, we established JD Logistics to leverage our advanced technology and logistics expertise to provide integrated supply chain and logistics services to businesses across a wide range of industries, including those beyond e-commerce. JD Logistics provides business partners with comprehensive supply chain solutions, including warehousing management, transportation, delivery, after-sales service, and logistics technology solutions, including cloud-based service and data analytics, among others. In February 2018, we entered into definitive agreements with third-party investors for the financing for JD Logistics. We raised a total amount of US$2.5 billion from the third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis upon the completion of the transaction and we have remained as the controlling shareholder of JD Logistics.

As of June 30, 2017, we had completed the reorganization of our finance business operated by Beijing Jingdong Financial Technology Holding Co., Ltd. (now known as Beijing Jingdong Digital Technology Co., Ltd., or JD Digits). Pursuant to the agreements we entered into with JD Digits and certain other parties in March 2017. Immediately prior to the reorganization, we owned 68.6% of JD Digits. As a result of the reorganization, we disposed of all of our 68.6% equity interest in JD Digits and deconsolidated the financial results of JD Digits from ours since then. Pursuant to the agreements relating to the reorganization, we received approximately RMB14.3 billion in cash with an economic gain of RMB14.2 billion. As JD Digits is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in capital in shareholders’ equity. In exchange for certain licenses and services to be provided by us to JD Digits, we will receive 40% of the future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In addition, we may be able to convert our profit-sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us, which we refer to as the Maximum Interest, is subject to potential proportional dilution as a result of any future equity financings or ESOP increases of JD Digits. In connection with JD Digits’s additional round of financing in 2018, the Maximum Interest has been diluted to approximately 36%.

In June 2018, Google invested $550 million in us as part of a new strategic partnership, under which Google and we will work together to explore a broad range of possibilities, leveraging our supply chain and logistics expertise and Google’s technology strengths. In early 2019, we joined Google Shopping to offer a curated selection of high-quality products to consumers in the United States, which is our early efforts in joint development of retail solutions in overseas markets.

In 2018, we established a property management group, or JDPM, which owns, develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. In February 2019, JDPM established JD Logistics Properties Core Fund, L.P., or JD LPC Fund, together with GIC, Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. We serve as the general partner and have committed 20% of the total capital of JD LPC Fund, and GIC has committed the remaining 80%. The investment committee of JD LPC Fund, which comprise the representatives from us and GIC, will oversee the key operations of JD LPC Fund. Furthermore, in February 2019, we entered into a definitive agreement with JD LPC Fund, pursuant to which we will dispose of certain of our modern logistics facilities to JD LPC Fund for a total gross asset value of RMB10.9 billion, to unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives. JD LPC Fund will use leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing. It is expected that the disposition of the majority of these logistics facilities will be completed in 2019. Subsequent to the disposition, we will lease back these facilities for operational purposes. JDPM will serve as the asset manager managing JD LPC Fund’s assets.

Our Major Investments

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

In February 2015, we invested US$100 million in newly issued series A preferred shares of Yixin, a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business and currently listed on the Hong Kong Stock Exchange. In August 2016, we, together with Tencent, Baidu, Bitauto and other investors, entered into definitive agreements, pursuant to which we and the other investors invested an aggregate of US$550 million in cash in Yixin. As of December 31, 2018, we held approximately 26% of Bitauto’s issued and outstanding shares and approximately 11% of Yixin’s issued and outstanding shares.

In May 2015, we made further investment to acquire newly issued Class A ordinary shares of Tuniu, a NASDAQ-listed and leading online leisure travel company in China, through a combination of US$250 million in cash and certain resources valued at US$108 million, including exclusive rights to operate the leisure travel channel for both our www.jd.com website and mobile apps, and Tuniu’s being our preferred partner for hotel and air tickets booking services. Previously in December 2014, we purchased certain newly issued Class A ordinary shares of Tuniu by a cash consideration of US$50 million. As of December 31, 2018, we held approximately 20.4% of Tuniu’s issued and outstanding shares. Our leisure travel channel is currently operated by Tuniu.

In August 2015, we entered into definitive agreements with Yonghui, pursuant to which we subscribed for newly issued ordinary shares of Yonghui with a consideration of RMB4.23 billion (US$616 million). In May 2018, we made an additional investment of RMB1.2 billion (US$178 million) to acquire additional ordinary shares from the existing shareholders of Yonghui. As of December 31, 2018, we hold approximately 12% of Yonghui’s issued and outstanding ordinary shares. In addition, we have formed a strategic partnership with Yonghui to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in online-to-offline initiatives and other areas of potential strategic cooperation.

In April 2016, we completed the transaction with Dada Nexus Limited, or Dada, China’s largest crowdsourcing delivery company, pursuant to which our online-to-offline business, JD Daojia, became a subsidiary of Dada and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. In December 2017, we exercised our warrant to acquire additional preferred shares of Dada. In August 2018, in conjunction of Dada’s Series F round financing with Walmart, we further invested US$180 million to acquire the newly issued preferred shares of Dada. As of December 31, 2018, we owned approximately 47.5% equity interest of Dada on a fully diluted basis.

In June 2017, we invested US$397 million in cash as consideration to acquire certain number of ordinary shares and preferred shares of Farfetch, the leading global e-commerce platform for the fashion industry. As part of this partnership, we became one of the largest shareholders of Farfetch. The strategic partnership between us and Farfetch leverages our leading logistics and technology capabilities and social media resources, including our partnership with Tencent, with Farfetch’s leadership in global luxury, to create a frictionless and seamless brand experience. In September 2018, concurrent with Fartech’s initial public offering and listing on the NYSE, we made an additional investment of US$27 million to purchase its newly issued ordinary shares.

In August 2017, we entered into a conditional share subscription agreement with China Unicom, a Chinese telecommunications operator in relation to our investment of approximately RMB5 billion in cash to subscribe for certain privately issued shares of China Unicom. Concurrently, we, through a PRC affiliate, also entered into a strategic business cooperation agreement with China Unicom.

In December 2017, we, along with Tencent, entered into a share subscription agreement to subscribe for newly issued Class A ordinary shares of Vipshop, an NYSE-listed online discount retailer for brands in China. In December 2017, we also entered into a business cooperation agreement with Vipshop. We also purchased the ADSs of Vipshop from open market. As of December 31, 2018, we cumulatively invested approximately US$585 million in cash as consideration for Class A ordinary shares and ADSs of Vipshop.

In January 2018, we, along with Tencent, entered into a strategic partnership agreement with Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China, and its major shareholder, Dalian Wanda Group Co., Ltd. Pursuant to the agreement, we invested RMB5 billion to purchase the shares of Wanda Commercial Properties from its existing shareholders.

B.            Business Overview

We are a leading technology-driven e-commerce company and retail infrastructure service provider in China. We generated total net revenues of RMB258.3 billion, RMB362.3 billion and RMB462.0 billion (US$67.2 billion) in 2016, 2017 and 2018, respectively. Our GMV increased from RMB939.2 billion in 2016 to RMB1,294.5 billion in 2017 and further to RMB1,676.9 billion (US$243.9 billion) in 2018.

We believe we provide consumers with an enjoyable online retail experience. Through our content-rich and user-friendly website www.jd.com and mobile apps, we offer a wide selection of authentic products at competitive prices which are delivered in a speedy and reliable manner. We also offer convenient online and in-person payment options and comprehensive customer services. In order to have better control over fulfillment and to ensure customer satisfaction, we have built our own nationwide fulfillment infrastructure and last-mile delivery network, staffed by our own employees, which supports both our online direct sales and our online marketplace businesses. We have established strong relationships with our suppliers as we develop our online direct sales business. Leveraging our strengths, we launched our online marketplace business in 2010, which has allowed us to significantly expand our selection of products and services.

We foster an interactive user community that discusses, rates and reviews our products and services. We believe we have the largest online product review database of any online direct sales company in China with approximately 4,485 million product reviews generated by our customers as of December 31, 2018. As a result of our superior customer experience, our business has grown rapidly. We had 226.6 million, 292.5 million and 305.3 million annual active customer accounts in 2016, 2017 and 2018, respectively.

Timely and reliable fulfillment is critical to the success of an online retail business. Given the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services, we made a strategic decision in 2007 to build and operate our own nationwide fulfillment infrastructure. We believe we have the largest fulfillment infrastructure of any e-commerce company in China. We operated over 550 warehouses with an aggregate gross floor area of approximately 12 million square meters in 81 cities as of December 31, 2018, and had 95,138 delivery personnel, 29,139 warehouse staff and 16,676 customer service personnel as of the same date. Leveraging this nationwide fulfillment infrastructure, we deliver a majority of the orders directly to customers ourselves. As of December 31, 2018, our comprehensive fulfillment facilities covered almost all the counties and districts across China, and we provided same-day and next-day delivery in 2,146 counties and districts in China.

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

Our Strategies

We believe “Boundaryless Retail” represents the future retail trend for our industry because consumers will become ever-more involved in all aspects of a company’s value chain and proactively interact with businesses. Consumers will not only continue seeking out “low cost” and “convenience,” but also demand more personalized and diversified scenarios and participation at the same time. The interaction between these evolving consumer demands and technology advancement will further transform the retail infrastructure and experience.

Based on the knowledge we have accumulated and the capabilities we have built up throughout our years of operation, we have determined that our strategy for the next decade or so will be based on “Retail-as-a-Service.” On one hand, we will continue to expand our retail businesses while striving to reduce costs, improve efficiency and enhance the customer shopping experience, while proactively exploring innovative new business models. On the other hand, we will open up our established infrastructure to all our partners to empower retailers, suppliers and designers, among others, with our supply chain, logistics, technology and other capabilities. Through joint efforts with a wide range of business partners and by leveraging our well-established infrastructure, we believe we can create an even more advanced and comprehensive retail ecosystem to reach consumers wherever and whenever they shop.

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

Our Business Model

Since founding our company, we have focused on developing our online direct sales business as well as building our own fulfillment infrastructure, including last mile delivery capability, all based on our proprietary technology platform to support our operations. As our online direct sales business grew substantially in size, we launched our online marketplace to complement it and expand our product offerings, leverage our established fulfillment infrastructure and technology platform and ensure a superior customer experience. The combination of our online direct sales and online marketplace, and our own nationwide fulfillment infrastructure and technology platform, make us a uniquely strong player in China’s online retail industry in terms of providing superior customer experience.

Leveraging the significant scale of our business, cutting-edge technologies, and our well-established retail infrastructure, we have also begun to offer comprehensive services that complement our core business and create significant value for a wide range of business partners. Ultimately this will boost business development and the overall customer experience.

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We started selling computer products online in 2004 and introduced mobile handsets, consumer electronics products and auto parts and accessories by 2007. We significantly expanded our product offerings in 2008 with home appliances and a wide array of general merchandise product categories, and have been continually adding new products and categories since then. As we now offer a wide range of categories through our online direct sales business model, net revenues from electronics products, which include computers, mobile handsets and other mobile digital products, and home appliances, have declined as a percentage of our total net revenues.

Retail Infrastructure

Online Marketplace. In our online marketplace business, third-party sellers offer products to customers on our online marketplace and pay us commissions on their sales. We launched our online marketplace in October 2010, and have been adding new products and services since then. As of December 31, 2018, there were more than 210,000 third-party sellers on our online marketplace. We provide transaction processing and billing services on all orders placed on our online marketplace and require third-party sellers to meet our strict standards for authenticity and reliability. We tag certain top stores on our platform as “JD Haodian ( 京东好店 ),” based on third-party merchants’ quality of service during the entire purchase process. Such certification can help our top merchants improve their sales volumes on the platform. Furthermore, it sets a benchmark to encourage other merchants to improve their quality of service. We aim to offer customers the same high-quality customer experience regardless of the source of the products they choose.

Marketing Services. Leveraging our AI capabilities and the comprehensive dataset accumulated from a wide range of business scenarios along the entire value chain, we provide a variety of marketing services to suppliers, merchants and other partners in the ecosystem through our proprietary advertisement technology platform.

In 2017, we started to offer our suppliers and merchants a new fully-automated marketing platform that can make targeted product recommendations to users on www.jd.com and our mobile apps, and across our content partnership network, driving new customers and repeat purchases for advertisers automatically. Powered by AI, the platform only requires advertisers to input total budget, unit bid price and optimization goals to market to their targeted audiences, which enables advertisers to lower their operating costs and increase their returns.

In order to provide our partners with better targeted marketing and broader access to advertisement resources, in addition to our successful partnership with Tencent, Baidu and ByteDance, we also formed strategic partnerships with other leading mobile internet companies such as Qutoutiao and iQIYI, with an aim to leverage these companies’ powerful big data resources, massive user bases and AI-driven technologies to strengthen collaboration in precision marketing, user access points and content-driven marketing.

JD Logistics Services. In April 2017, leveraging our advanced technology and logistics expertise, we established JD Logistics, a business group under JD.com, to provide logistics services to businesses across a wide range of industries including those beyond e-commerce. We have opened up our technology-driven fulfillment infrastructure by offering comprehensive supply chain solutions to third-party sellers on our marketplace and to merchants that do not sell products on our online marketplace, including warehousing management, transportation, delivery, after-sale services, and logistics technology solutions, including cloud-based service and data analytics, or a combination of these services. Our logistics services to third parties have experienced rapid growth and have been well received by major clients such as Nestle, NetEase, Gree, and others. We are dedicated to developing an effective, environmental-friendly, innovative and smart “green logistics system” through developing and promoting the use of innovative and environmental-friendly materials and a series of technological innovations.

In the second quarter of 2018, to reduce product-to-customer distance and provide customers with innovative delivery options, JD Logistics launched the “Flash Delivery” initiative, offering delivery times ranging from several minutes to about one hour for selected merchandise in certain areas through optimally allocating merchandise across its distribution network, including front-line metropolitan distribution centers, delivery stations and partners’ offline stores, based on its analysis of customer demands. Moreover, in October 2018, JD Logistics opened up its leading logistics network to consumers, offering parcel delivery service to users in certain regions. Leveraging JD Logistics’s extensive delivery network, users in these areas can conveniently send items intra-city and throughout most of mainland China with JD Logistics’s same fast and reliable delivery service.

JD Property Management Group. In 2018, we established our property management group, JDPM, which owns, develops and manages our logistics facilities and other real estate properties, to support JD Logistics and third parties. JDPM has unique advantages to secure scarce land resources as we continue to help boost economies across China through creating employment opportunities and contributing tax, among others. JDPM aims to develop its logistics assets portfolios while maintaining strong capital discipline. With the expansion of asset portfolios, we will adopt a capital recycling strategy through our fund management platform and other partnerships, such as our partnership with GIC, Singapore’s sovereign wealth fund. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We believe this strategy will help further expand our asset portfolios, minimize our related future capital expenditures and enhance our returns.

Omni-channel Initiatives. To achieve our “Boundaryless Retail” vision, we are exploring a variety of omni-channel integration opportunities and innovative business models. Leveraging our well-established retail infrastructure, we believe we are well-positioned to create an enhanced shopping experience for consumers and improve efficiency for our business partners.

We believe we are well-positioned to provide omni-channel solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging Dada’s crowdsourced delivery system. Dada is one of our equity investees and its online-to-offline supermarket platform JD Daojia, which was JD’s asset before our transaction with Dada in April 2016, leverages the expanded delivery network, focuses on the location-based mobile commerce sector and collaborates with offline supermarkets, convenience stores and other local businesses to provide consumers with a speedy premium shopping experience. As of December 31, 2018, our joint venture, Dada-JD Daojia, had partnered with more than 100,000 stores from leading supermarket brands, including Walmart, Yonghui, Carrefour and CR Vanguard, by leveraging Dada’s crowd-sourcing delivery network. Dada-JD Daojia is China’s leading on-demand logistics and omni-channel e-commerce platform.

In June 2016, we entered into a series of agreements in relation to our strategic alliance with Walmart. We have collaborated with Walmart on e-commerce, including launching a Sam’s Club Flagship Store and Walmart China Flagship Store on JD.com, Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and ASDA Flagship Store on JD Worldwide, and a one-hour delivery service from Walmart Stores in select cities through the JD Daojia app, as well as leveraging each other’s supply chain to enhance product selection for customers across China. We also experimented on other omni-channel opportunities, aiming at offering shoppers across China faster and more convenient access to high-quality products through multiple channels.

To provide customers with a more dynamic and interactive integrated omni-channel shopping experience, we have enabled some of our offline partners with a variety of the latest technologies such as facial recognition, product recognition, tracking system for customers’ in-store activities to name just a few. We have established a closed loop to accumulate a large volume of offline shopping data, and through further analysis of the integrated online and offline dataset, we can offer differentiated products in each offline franchise store that best suit potential customer demands. For instance, in August 2018, we launched a cooperation with China-based home furnishing retailer Qumei. Leveraging our extensive product selection, Qumei expanded its offering from furniture to a wide range of home products. Our ability to use big data to build accurate customer profiles has enabled Qumei to more effectively match its product selection with consumer demand. With the help of our cutting-edge technologies such as AI-based facial recognition and AR features, the cooperation enables Qumei to deliver a fully-interactive shopping experience in its traditional offline stores.

7FRESH, our offline fresh food market brand, is an example of a real-world trial of our “Boundaryless Retail” vision, the idea of enabling consumers to buy whatever they want, wherever and whenever they want it. In December 2017, we opened our first 7FRESH store in Beijing’s Yizhuang suburban area. Integrating advanced supply chain management know-how and cutting-edge storage technologies, our 7FRESH store is able to deliver a unique shopping experience by offering many fresh products (including fruit, flowers, vegetables and quality fresh seafood), providing food preparation and catering services, and making available a 30-minute delivery service for customers within three kilometers of the store. As of March 31, 2019, we opened 13 7FRESH stores in 8 cities.

We believe our 7FRESH business model will continue to evolve as we strive to pursue an enhanced shopping experience for our consumers and partners by exploring a variety of omni-channel opportunities, integrating quality products with superior services and providing fresh produce supply chain solutions to our partners.

Strategic Cooperations

Strategic Cooperation with Tencent

On March 10, 2014, we acquired certain e-commerce businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China, including social communications, online games and digital content and payment. Tencent has a large mobile internet user base, as evidenced by the combined monthly active user accounts of 1,098 million on Tencent’s mobile apps Weixin and WeChat as of December 31, 2018 based on publicly available data.

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

The two parties agree to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement applies within the territory of the Greater China, including Hong Kong, Macau and Taiwan. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any direct sales or managed marketplace business model in physical goods e-commerce businesses in Greater China and a few selected international markets for a period of eight years, other than through its controlled affiliate Shanghai Icson E-Commerce Development Company Limited, or Shanghai Icson. We expect to further leverage the strategic partnership with Tencent to enhance our customers’ online shopping experience, reach Tencent’s large mobile and internet user base and further expand our presence on mobile commerce.

On March 10, 2014, we entered into a series of agreements with Tencent and its affiliates pursuant to which we acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. Paipai and QQ Wanggou, which we acquired from Tencent, were online marketplaces in China that brought buyers and sellers together online. Paipai was a consumer-to-consumer or C2C marketplace, whereas QQ Wanggou was a business-to-consumer or B2C marketplace. We re-launched the Paipai C2C marketplace in July 2014, but have closed it down as of the date of this annual report. In addition, we obtained the right to acquire the remaining equity of Shanghai Icson by March 10, 2017 at the higher of the then fair value of Shanghai Icson or RMB800 million. In April 2016, we exercised the right paying RMB800 million and acquired the remaining equity interest in Shanghai Icson. Shanghai Icson operated a B2C e-commerce platform in China.

Concurrent with the above transactions, the execution of the strategic cooperation agreement and for US$215 million in cash to us, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent. We paid Tencent RMB181 million in cash as part of the consideration for the transaction during 2014. As part of the agreements, in a private placement concurrent with our initial public offering in May 2014, we issued an aggregate of 139,493,960 Class A ordinary shares to Huang River Investment Limited at the per share equivalent of the price to the public. Huang River Investment Limited is currently one of our principal shareholders and held 17.8% of our total issued and outstanding shares as of February 28, 2019.

We have further strengthened our team with the addition of former employees from Tencent. In October 2015, we expanded partnership with Tencent to provide merchants with innovative mobile marketing solutions. The collaboration offers businesses advanced online tools to more precisely reach their target customer groups, build brand recognition and increase return on investment on marketing by providing brands access to Tencent users. In October 2017, we and Tencent expanded our partnership with the launch of the JD-Tencent Retail Marketing Solution. The initiative integrates insights on consumer behavior from Tencent’s social communications platforms with online and offline shopping data from us and our brand partners to enable more precise target marketing and better understanding of consumer behavior for the brands on our platform.

The strategic cooperation agreement has a term of five years. We are discussing with Tencent to renew the strategic cooperation agreement. We expect to continue to leverage our strategic partnership with Tencent to enhance our ability to increase our internet and mobile user traffic, to strengthen our direct sales and marketplace businesses on internet and mobile. We believe our continued cooperation with Tencent will raise and maintain our profile among China’s fast growing and large mobile internet users, many of whom frequently use Weixin and Mobile QQ in their daily lives.

Strategic Cooperation with Vipshop

In December 2017, we, along with Tencent, entered into a share subscription agreement to subscribe for newly issued Class A ordinary shares of Vipshop, an NYSE-listed online discount retailer for brands in China. In December 2017, we also entered into a business cooperation agreement and established a cooperative relationship with Vipshop, pursuant to which we granted Vipshop entries on both the main page of our mobile app and the main page of our Weixin Discovery shopping entry. We also purchased the ADSs of Vipshop from the open market. As of December 31, 2018, we had accumulatively invested approximately US$585 million in cash to purchase Class A ordinary shares and ADSs of Vipshop.

Strategic Cooperation with Google

In June 2018, Google invested US$550 million in us as part of a new strategic partnership, under which Google and we will work together to explore a broad range of possibilities, leveraging our supply chain and logistics expertise and Google’s technology strengths. In early 2019, we joined Google Shopping to offer a curated selection of high-quality products to consumers in the United States, which is our early efforts in joint development of retail solutions in overseas markets.

Customer Experience

Our operation principle is “trust-based, customer-centric value creation,” and we are committed to optimizing the customer experience and achieving customer satisfaction. This commitment drives every aspect of our operations, which are focused on six core components: extensive product offerings, compelling online experience, superior customer service, competitive pricing, timely and accurate fulfillment, and convenient payment options.

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

•                  men’s shoes, sports gear and fitness equipment;

•                  automobiles and accessories;

•                  maternal and childcare products, toys and musical instruments;

•                  food, beverage and fresh produce;

•                  gifts, flowers and plants;

•                  nutritional supplements;

•                  books, e-books, music, movies and other media products;

•                  virtual goods, including online travel agency, attraction tickets, and prepaid phone cards and game cards;

•                  industrial products; and

•                  installation and maintenance services.

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

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our content-rich and user-friendly website www.jd.com and mobile apps. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed apps and features adapted for mobile internet users, and we currently offer mobile access through our mobile website m.jd.com and our various iOS, Android and Windows-based mobile apps. As part of our strategic partnership with Tencent, we have launched level 1 access on Tencent’s Weixin and Mobile QQ, whereby Tencent users can easily access our product offerings and have an enjoyable mobile shopping experience. Over 90% of orders fulfilled were placed through our mobile apps in 2018.

Our www.jd.com website and mobile apps contain the following information and features:

Comprehensive product information to support prompt decision-making.  Each product page contains pictures, descriptions, and sometimes short videos of the product, the price, a pull-down menu to show whether the product is in stock at the customer’s location, customer reviews and ratings, and whether the product will be delivered by us or by one of our third-party merchants. When customers are browsing product pages, we display product highlights, reliable services available for this product and the post-discount price on the front page so as to support customers to make purchase decisions more efficiently.

Interactive user community to enhance customer engagement and loyalty.  Our websites and mobile apps contain a large volume of helpful user-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings. We believe that we have the largest online product review database of any online direct sales company in China, with approximately 4,485 million product reviews generated by our customers as of December 31, 2018, which benefits our customers, suppliers and third-party sellers.

Targeted product recommendations to satisfy personalized demands. In 2018, we made progress in personalized recommendations, leveraging our cutting-edge technologies to provide an individualized shopping experience for each of our customers. We identify customers’ demands and make more accurate recommendations based on comprehensive algorithms, which are derived from a large volume of data about customer behavior and preferences.

Smart ordering process to further improve the shopping experience.  We continue to optimize the ordering process leveraging our technology, making the shopping experience more convenient and enjoyable. For example, when customers review their shopping carts, not only do we display the special offers at the time for the products in the customers’ shopping carts, but also we combine the existing coupons in our customers’ accounts with special offers, and calculate the all-in benefits for customers to provide them maximum benefits.

Real-time order tracking and order information revision system to provide convenient shopping experience.  Customers can log into their accounts to check the status of their orders. Each packages in our system is given a unique identification number and its location is updated each time it is are handled by one of our warehouse or delivery personnel or one of our contracted third-party couriers. Each of our delivery personnel carries a mobile personal digital assistant, which allows customers to track their location in real time on an online map. Furthermore, we provide customers with the option to adjust their order information such as changing the shipping address or the preferred delivery date or time slot.

Customer Service

Providing satisfactory customer services is a high priority. Our commitment to customers is reflected in the high service levels provided by our customer service staff as well as in our product return and exchange policies. We continue optimizing our customer service to guarantee the best possible shopping experience.

In October 2018, we initiated a comprehensive service offering for selected categories with our direct sales business covering the entire purchase process, which includes nearly 30 types of services such as instant refund, repair by exchange program, and home-delivery of replacements, among others. The service offering aims to facilitate consumers’ purchase decisions by providing trustworthy and guaranteed services. Leveraging our optical character recognition technology, we can automatically process a lot of information such as order number, product link, historical queries and recent reviews, to pre-identify potential inquiries from customers, and to develop answers in advance. We seamlessly allocate various customer inquiries to customer service representatives with different qualifications based on our AI technologies, so that we can improve our customer service representatives’ service quality and the customer satisfaction ratio.

24-7 customer service centers.  We operate 24-7 customer service centers in Suqian and Yangzhou of Jiangsu Province and Chengdu of Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints via various channels such as phone calls, online written instant messengers, JD official accounts on Weixin and Weibo, and emails. As of December 31, 2018, we had a total of 12,482 full-time customer service representatives at the Suqian, Yangzhou and Chengdu centers. In January 2018, we launched our brand new customer service hot line “950618” nationwide, which is more concise and easier to remember.

Returns and exchanges.  We accept unconditional returns or exchanges within seven days of purchase. Defective merchandise can be returned for exchange within 15 days of purchase. For customers with good credit, we provide “instant refund” service, that is, customers are refunded as soon as they submit their return requests. If customers report defects more than 15 days after receipt but are still within the warranty period, we will have defective goods repaired or take other appropriate action to compensate the customer, depending on the nature of the problem. We will generally pick up defective items for return or exchange at the customer’s address, provided that the return or exchange is requested within 15 days of receipt of the item and the address within the area that is serviced by our employees or by one of the third-party couriers that have agreed to provide this service for us. Alternatively, customers can also mail the merchandise to one of our regional fulfillment centers or bring the product to the nearby pickup station. The same policies apply to products sold through our online marketplace.

Membership program.  We have established a membership program to cultivate customer loyalty and encourage our customers to make repeat purchases. In 2017, we upgraded the membership system and changed from a five-tier membership structure to the “Jing Xiang Zhi (京享值)” value system, which takes into account various indicators, such as consumer behavior, interaction, credit ratings, and risk level, among others, to determine a comprehensive score for each consumer. We believe the upgraded membership system will be able to effectively enhance the shopping experience and consumer engagement. In addition to our “Jing Xiang Zhi (京享值)” membership program, we continued to promote JD Plus, a premium paid membership program. By the end of 2018, we had attracted more than 10 million JD Plus members and continued to introduce new benefits to JD Plus members. JD Plus members enjoy benefits related to merchandises such as, extra rebates, free shipping coupons, exclusive prices on selected product offerings, RMB100 cross-category coupons on monthly basis, VIP customer services, free return services and PLUS DAY promotion events designed specifically for JD Plus members. JD Plus members can also enjoy content and lifestyle service benefits, such as iQIYI VIP benefits, E-books on Zhihu.com Reading, dining, education, entertainment, and travel benefits, among others. JD Plus members can also receive priority access to purchase new products or hot sales products across JD.com.

Pricing

We offer competitive pricing to attract and retain customers. We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

Pricing policy.  We are making continual efforts to set our prices to be competitive with those on other major online retail websites and in physical stores in China. We typically negotiate with our suppliers for prices that are comparable to or lower than those offered to retailers in other sales channels. If we reduce the price on our website and mobile apps before or after the product is delivered to the customer, then the customer generally has an opportunity to lock in the lower price. Currently, third-party sellers are free to set their own prices on our online marketplace. We also continue to enrich our product offerings and service while maintaining low prices.

Special promotions.  We offer a selection of discounted products on special occasions, such as our anniversary sales promotional event on June 18 and China’s new online shopping festival on November 11, and on important holidays such as Christmas and Chinese New Year. We also hold daily promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our customers an additional incentive to visit our website and mobile apps regularly.

Delivery

We believe that timely and reliable fulfillment is critical to the continuing success of our business. To this end, we have incurred and will continue to incur significant expenditures in building and operating our own nationwide fulfillment infrastructure. The following are some of the advantages that derive from our nationwide fulfillment infrastructure:

Delivery network and personnel.  We deliver products directly to customers in almost all counties and districts across China. We deliver a majority of the orders directly to customers ourselves, and therefore our customers interact with delivery personnel more often than with any other representatives of our company. For this reason, we place great emphasis on training our delivery personnel and setting up delivery stations in more and more counties and districts. We believe that our professionally trained delivery personnel are important in helping us to shape customer experience and distinguish ourselves from our competitors.

Flexible delivery arrangements.  We believe that timely and convenient delivery is an essential part of customer satisfaction, and we arrange our delivery schedule to suit our customers’ needs. Customers can choose their preferred delivery period during a day, including evening delivery in selected areas, when they place orders. Customers who need to reschedule a delivery can log into their account on our websites or mobile apps to look up the contact information for the delivery person and contact the delivery person directly themselves, provided that the delivery will be made by our employees.

Comprehensive speedy delivery service.  We introduced our 211 program in 2010. For goods that we have in stock at the corresponding regional fulfillment center or front distribution center, any orders received by the morning deadline (11:00 a.m. in most of the locations) will be delivered on the same day, and any orders received by the evening deadline (11:00 p.m.) will be delivered by 3:00 p.m. on the following day. Customers also can request that an order placed by 3:00 p.m. be delivered in the evening on the same day in selected cities. There is no extra charge for delivery under our 211 program for orders that satisfy the minimum size requirement, and customers can check the product page on our websites to see whether the product is in stock and thus eligible. The program does not cover delivery to addresses through third-party couriers or products shipped directly from our third-party sellers. Bulky items such as refrigerators or washing machines are also eligible for same-day or next-day delivery in selected areas. Customers can request expedited delivery within two hours by paying an extra charge in the major cities where we have regional fulfillment centers. JD Logistics also provides scheduled delivery service in selected cities, allowing customers to choose a convenient two-hour delivery window within which to receive their goods. Besides, for luxury products, consumers in major cities can enjoy JD Luxury Express, a premium delivery services. In addition, JD Logistics has launched a new premium logistics service with China Railway Corporation, leveraging domestic high-speed trains for secure, long-distance transportation of high-end goods and JD Luxury Express for the last-mile delivery. The combination has created a seamless network allowing customers to enjoy same-day delivery for high-end goods originating from non-local warehouses. As of December 31, 2018, our same-day and next-day delivery services covered 2,146 counties and districts across China.

Customer pickup.  Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function to find out when the order has arrived there. We have pickup stations at convenient locations across the country and payment can be made on the spot.

Continuous expansion of delivery service. We have established and are making continuous efforts to further expand our cold-chain logistics and cross-border logistics capabilities, and in new business areas, to expand product offerings while ensuring superior customer experience.

Payment

Payment-on-delivery.  We accept payment-on-delivery in almost all of the counties and districts across China where we make deliveries through our own delivery personnel. Our delivery personnel carry mobile POS machines for processing debit cards and credit cards and they also accept cash. Customers chose payment-on-delivery approximately 6% of the time in 2018.

Online payment.  Various kinds of online payment methods are offered to customers at the time they place their orders, such as Weixin Pay, JD Pay and UnionPay. Customers chose online payment approximately 94% of the time in 2018.

Other payment options.  Customers may also choose to pay by postal money order. Enterprise customers can also make payment by wire transfer.

Merchandise Sourcing

In our online direct sales business, we sourced products from over 19,000 suppliers as of December 31, 2018. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. We negotiate with the manufacturer or a higher-level distributor where possible in order to obtain the most favorable terms, even if we sign a contract with a lower-level distributor for operational reasons. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2018. In addition, we had over 210,000 third-party sellers on our online marketplace as of December 31, 2018.

As we increase in scale in particular product categories, we expect to increase our direct purchases from manufacturers and, where appropriate, to become an authorized reseller. We believe that our ability to establish direct relationships with manufacturers will enable us to provide high-quality products, better procurement terms and access to hard-to-get products. We believe that manufacturers and distributors consider us an important channel in certain product categories such as computers and mobile devices, and we are gaining significant traction in related categories like home electronics, where we are one of the largest online channels in China. In April 2018, we launched our C2M (Customer-to-Manufacturer) strategy for our Pingou business, our group purchase business model. Direct cooperation with manufacturers enables us to increase the supply chain efficiency by minimizing supply chain costs and to give customers comfort over product quality. In addition, we have created a supplier interface where our suppliers and third-party sellers access reports regarding inventory status, purchase history and customer reviews of their products. Suppliers and third-party sellers can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them.

We select suppliers and third-party sellers on the basis of brand, reliability, volume and price. They must be able to meet our demands for timely supply of authentic products and also provide high quality post-sale customer service. We perform background checks on our suppliers and third-party sellers and the products they provide before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, and check their brand recognition and make investigation about the market acceptance of their products among players in the same industry. We also conduct on-site visits to assess and verify their location, business scale, production capacity, property and equipment, human resources, research and development capability, quality control system and fulfillment capability. Our standard form contract requires suppliers and third-party sellers to represent that their goods are authentic and from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. We normally enter into one-year framework agreements with our suppliers and third-party sellers and renew them annually. We have also put stringent rules in place governing the operations of third-party sellers on our online marketplace. Third-party sellers will be subject to penalties or be asked to end their operations on our online marketplace if they violate the marketplace rules, for example by selling counterfeit products. We have a strict zero-tolerance policy for counterfeit products.

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

We had established regional fulfillment centers in seven major cities in China as of December 31, 2018: Shenyang in the northeast, Beijing in the north, Shanghai in the east, Wuhan in the center, Guangzhou in the south, Chengdu in the southwest and Xi’an in the northwest. We had also established front distribution centers in 28 cities stocking products that are in high demand and other additional warehouses in 46 cities in China as of December 31, 2018. We operated over 550 warehouses with an aggregate gross floor area of approximately 12 million square meters in 81 cities as of December 31, 2018, and our comprehensive fulfillment facilities covered almost all counties and districts across China as of the same date.

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

We are in the process of constructing new warehouses on land where we have obtained land use rights. As of December 31, 2018, we had launched our warehousing facilities in 11 cities. In addition, we are in the process of constructing warehousing facilities in 16 other cities and plan to construct additional such warehouses in the future. We believe that building our own warehouses will not only increase our storage capacity but will also allow us to restructure and reorganize our fulfillment workflow and processes.

We also have a dedicated internal division, to explore research, development and application of smart logistics and unmanned technology, which we believe represent the future trend of the logistics industry. Through the development of a series of cutting-edge technologies such as intelligent hardware, internet of things, big data, robotics, image and vision recognition, machine learning, deep learning, and smart logistics devices, we intend to revolutionize the logistics industry. We are also in the process of experimenting with these technologies in a wide range of logistics business areas such as unmanned warehouses, drone delivery, self-driving vehicles, unmanned delivery stations and convenience stores, among others. We will continue to invest in smart logistics to improve the intelligence level of our logistics system and to provide consumers with an unparalleled shopping experience.

Technology Platform

Technology is key to the success of our future business development and the evolution of our ecosystem. Our proprietary technology platform supports our rapidly growing processing capacity requirements, and provides us with detailed and accurate visibility and information based on our cloud computing infrastructure, comprehensive operating data from value chain, and advanced business intelligence analytics powered by AI technologies.

As of December 31, 2018, we employed 16,380 research and development professionals to design, develop and operate our technology platform, develop and post content, and improve our AI, big data and cloud technologies and services. At the same time, we have built up a global team of AI and supply-chain technology professionals, including many top-notch AI and supply-chain researchers and scientists.

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

Our technologies are widely used in a multitude of retail scenarios, from front-end technology that supports our main customer interface on our websites and mobile apps, to innovative omni-channel technology to support our retail ecosystem with new customer interfaces, such as our 7FRESH offline store, Ding-Dong Smart Speaker, JD Home offline franchise stores and unmanned convenience stores, among others. Our strong retail technology platform is vital in our pursuit of an ever-improving customer experience.

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

Artificial Intelligence Technology to Drive Business Upgrades

We are making continuous efforts to develop our technology strength in AI, leveraging our massive volume of data, to explore innovative business models. In September 2017, we established the AI Platform and Research Division as a core component of our company’s technological ecosystem. We have incorporated cutting-edge technologies, such as machine learning, natural language processing and related computational approaches, to continue to improve our operations. In April 2018, we launched our open AI platform, NeuHub, offering a set of AI services ranging from natural language processing, speech recognition, computer vision, and machine learning. One of the platform’s successful applications is the new sentiment analysis API on NeuHub. This API, developed fully in-house by us, leverages a large volume of historical data on our platform, allowing JIMI, our automated customer service assistant, to more precisely identify customers’ emotions and express the appropriate sentiment when replying through online chat. The new functionality has significantly increased user satisfaction on our online chat service. As of the date of this annual report, our applications of AI technologies include intelligent customer service assistant JIMI, intelligent SKUs selection system, and AI-driven advertisement platform, among others.

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

In addition to continuing marketing activities through traditional online and offline channels, we have also designed innovative programs and promotion activities to further enhance the brand awareness of both us and our partners, and to better reach our customers. We have launched a series of successful joint marketing campaigns such as “Super Brand Days,” “Super Category Days” and “Super New Product Days”. We will continue to leverage our data-driven customer insights to provide customized marketing tools and campaigns for business partners and help them to develop brand recognition in China. We have also made progress in social e-commerce innovations. In particular, Pingou, our group purchase business model, has benefitted from the access points of Weixin and QQ, both of which have a large mobile internet user base. Through our Pingou promotions, customized SNS interactive activities, and other activities, we can help brands on the platform increase exposure, drive traffic and achieve deeper penetration into lower-tier cities.

With the increasing popularity of mobile internet-enabled devices, over 90% of our orders fulfilled were placed through our mobile apps in 2018. In order to further improve customer experience and increase user engagement on mobile internet, we are exploring cooperation opportunities with many business partners on the mobile side. In addition to our successful partnership with Tencent, Baidu and ByteDance, we also formed strategic partnerships with Qutoutiao and iQIYI, aimed at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB10,159 million, RMB14,918 million and RMB19,237 million (US$2,798 million) of marketing expenses in 2016, 2017 and 2018, respectively.

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

We anticipate that the online retail market will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

•                  brand recognition and reputation;

•                  product quality and selection;

•                  pricing;

•                  fulfillment capabilities; and

•                  customer service.

In addition, new and enhanced technologies may increase competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in customer purchases, promotional events, and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year that tend to boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our e-commerce business. Overall, the impact of seasonality on our business has been relatively mild due to our rapid growth but we have seen an upward trend and such a trend may continue in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2018, we owned 651 computer software copyrights in China relating to various aspects of our operations and maintained 7,664 trademark registrations inside China and 1,184 trademark registrations outside China. We had approximately 5,984 trademark applications inside China and 2,127 outside China. As of December 31, 2018, we had 1,672 patents granted in China, 7,443 patent applications pending in China and 415 patent applications pending outside China. As of December 31, 2018, we had registered approximately 5,362 domain names. Our registered domain names include jd.com, 360buy.com, 360buy.com.cn and 360buy.cn, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 16 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Enterprise Social Responsibility

It is an integral part of our business to have a positive impact on the communities in which we operate, and we maintain that our core values, including our commitment to partners, customers, investors, our employees and broader society, are the foundation upon which we build a healthy, vibrant and sustainable ecosystem. Combined with an unrelenting focus on developing our technology capabilities to improve efficiency and service, we have laid the groundwork for many years of robust growth.

We are committed to leveraging our technology, logistics infrastructure and relationships with consumers and suppliers to benefit society. We believe in putting our business assets to use to build not only the future of retail, but also a better future for all stakeholders. Our core foci in social responsibility includes environmental sustainability, employee care, poverty alleviation and more. In 2014, we also established the JD Foundation to manage charity- related projects.

Environmental Sustainability. We have always been committed to using green logistics and reducing resource consumption, environmental degradation and pollution in the process of storage, transportation and packaging. In 2017, together with brand designers, manufacturers, logistics companies, packaging companies, industry associations, among others, we launched the “Green Stream Initiative,” a joint green supply chain campaign with the goal of improving the utilization rate of supply chain resources and reducing carbon emissions. Additionally, as part of our commitment to sustainable energy, JD Logistics is gradually upgrading its nationwide fleet of delivery trucks, as well as those of its third party partners, to new energy vehicles. JD Logistics has also partnered with several brands to promote reusable packaging across the entire supply chain.

We proactively participate in the promotion of sustainable production and consumption. In 2013, we issued the first ever digital invoice in China and as of the date of this annual report, we have already issued more than 2.8 billion digital invoices across China and replaced paper invoices with digital invoices for all direct sales orders. Meanwhile, we launched the “Recycling Plan” in many cities in China. As of the end of 2018, the “Recycling Plan” had helped recycle more than 1.9 million items of clothing, toys and expired medications to reduce carbon emissions and environmental pollution through donation or professional recycling.

Employee Care. We have always striven to provide employees with full social benefits, a diverse work environment and a wide range of career development opportunities. As of December 31, 2018, we had a total of 178,927 full-time employees. We have invested significant resources in employee career development and training. For example, we established comprehensive training programs that cover topics such as corporate culture, employee rights and responsibilities, team-building, professional conduct, job performance, management skills, leadership and executive decision-making. We have a special dedicated training facility, JD University, to further strengthen our internal training capabilities. We also sponsored selected senior and mid-level managers to participate in part-time EMBA programs. In addition, we launched the “Go to college in JD” program in association with well-known universities in November 2013, through which approximately 1,000 employees have received their undergraduate or graduate degrees. All employees are eligible to join the program voluntarily and receive company scholarships once they obtain their undergraduate or graduate degree.

We provide all employees, including those who work on the front lines in delivery roles, with various career development opportunities. More than 80% of our mid-level management, as well as more than 70% of our senior-level management were internally promoted. In addition, to improve our employees’ well-being and satisfaction, we provide a multitude of benefits such as special subsidies for front-line employees, a special fund for families of employees suffering major illnesses or facing disasters, maternity and paternity leave, and educational resources for children of employees, among others. In October 2018, JD ranked 131st on the Forbes World’s Best Employers 2018 list, a significant increase from the 251st in 2017.

Poverty alleviation. Leveraging our strong supply chain, cutting-edge technologies and logistics network, we participated in poverty alleviation efforts in rural areas. We pioneered the rural e-commerce strategy, aiming to make agriculture products in rural areas available online and at the same time, allow authentic products to reach residents in rural areas. As of the end of 2018, we had over 3 million SKUs from over 800 impoverished counties in China on our online platform. We operate China’s trusted online donation platform, through which our hundreds of millions of customers can purchase products and donate them directly to non-profit organizations and groups in need across China, leveraging our in-house logistics network. To ensure the transparency of the process, we allow customers to track the delivery status of their donations online to make sure their donation reaches the recipient.

Disaster relief assistance. In July 2018, we deployed a team of drone engineers as well as drones and ancillary vehicles to support the Beijing municipal government’s storm relief efforts. This was our first disaster relief effort using drones following our establishment of China’s first nationwide drone rescue team in May 2018. Our drones have been used to transport emergency medicines and daily necessities to a remote cliff village in Sichuan province.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, and together with Existing FIE Laws and their respective implementation rules and ancillary regulations. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, on June 28, 2018, MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, which became effective on July 28, 2018 to amend the Guidance Catalog and Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent market regulation bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly-owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent market regulation bureau.

Pursuant to the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, promulgated by the Ministry of Commerce in October 2016 and amended in July 2017, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the Special Administrative Measures for Admission of Foreign Investments (Negative List for Admission of Foreign Investments), the approval of the Ministry of Commerce or its local counterparts is still required. The Special Administrative Measures for Admission of Foreign Investments (Negative List for Admission of Foreign Investments) are consistent with the Catalogue, setting out on a unified basis the restrictive measures for admission of foreign investments, such as the equity ownership requirements, senior management personnel requirements, etc.

On March 15, 2019, the National People’s Congress promulgated the FIL, which will come into effect on January 1, 2020 and upon then the FIL will replace the Existing FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list” will differ from the 2018 Negative List. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

The FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

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

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License.  The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalogue of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. Pursuant to the Administrative Measures on Internet Information Services promulgated by the State Counsel in 2000 and amended in 2011, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Licenses promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet and also a value-added telecommunication license issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, and online data processing and transaction processing services.

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

Online Culture Operating Permit.  The Provisional Measures on Administration of Internet Culture, promulgated by the former Ministry of Culture in 2011 (as amended in 2017) and other related rules require entities to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority to engage in activities related to “online cultural products.” Cultural products include music, games, performances, performing arts, works of art, and animation features and cartoons, while “online” includes both products produced for the internet and products converted from offline products and disseminated over the internet. Jingdong 360 holds an Online Culture Operating Permit issued by the Beijing Municipal Bureau of Culture, which will remain valid until December 2020.

Internet Drug Information Service Qualification Certificate.  In July 2004, the former State Food and Drug Administration, or the SFDA, promulgated the Administrative Measures on Internet Drug Information Service (amended in November 2017). These measures, together with certain implementing rules and notices promulgated by the SFDA, set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the SFDA. Jingdong 360 holds an Internet Drug Information Service Qualification Certificate issued by the Beijing Drug Administration for the provision of internet medical information services, which will remain valid until August 2019.

Aviation Transport Sales Agency Certificate.  The Rules on Cognizance of Qualification for Civil Aviation Transport Sales Agencies, issued by the China Aviation Transportation Association in 2006, require any entity acting as an air-ticketing sales agency to obtain an Aviation Transport Sales Agency Certificate. Supplemental rules issued in 2008 require any air-ticketing sales agency engaging in online ticket sales to obtain an ICP License and complete a commercial website registration with the local administration for market regulation. Jingdong 360 has obtained the ICP License and the Aviation Transport Sales Agency Certificate (which remains valid until October 2021) for sales of air passengers transport tickets for both domestic and international air routes. In addition, Beijing Yuanyi, a subsidiary of our another consolidated variable interest entity, has obtained the Aviation Transport Sales Agency Certificate (which remains valid until April 2021) for sales of air freight transport tickets for domestic air routes.

Courier Service Operation Permit.  Pursuant to the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. As of December 31, 2018, Jingbangda had obtained one cross-provincial Courier Service Operation Permit, and its 37 subsidiaries had obtained Courier Service Operation Permits. We are in the process of making filings with local postal administrations for express delivery terminal outlets of Jingbangda and its branches. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit.  Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, anyone engaging in the business of operating road transportation and stations (sites) must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2018, Xi’an Jingdong Xuncheng and its 11 branches, Jingbangda and its 33 subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Unmanned Aerial Vehicle Business License. In March 2018, Civil Aviation Administration promulgated the Administrative Measures for Profit-oriented Flight Activities of Civil Unmanned Aerial Vehicles (for Provisional Implementation), pursuant to which a Unmanned Aerial Vehicle Business License shall be obtained for the use of unmanned aerial vehicles for commercial flight activities, and no commercial flight activities shall be conducted without a Unmanned Aerial Vehicle Operation Permit. Two subsidiaries of Xi’an Jingdong Xincheng, have obtained the Unmanned Aerial Vehicle Operation Permit.

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

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the SFDA in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food, liquor and nutritional supplements through our websites and mobile apps. Our PRC subsidiaries or their branches engaging in food distribution business have obtained Food Distribution Permits.

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

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the merchants that apply to sell products or provide services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the merchants on its platform to market regulatory administrative department as required and remind the merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual merchants to complete the tax registration; (iv) record and retain the information of the products and information on its platform and the sales information for no less than 3 years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notify the platform operator that his intellectual property rights have been infringed. An e-commerce platform operator shall take joint liabilities with the relevant merchants on its platform and may be subject to warnings and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by the merchants on its platform do not meet the personal or property safety requirements or such merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that the merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. As a supporting measure, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which came into effect in May 2018. Pursuant to this new standard, the entities or persons who are authorized to use and process personal information, should only collect the necessary information and also obtain a consent from the information provider.

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

Regulations Relating to Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the Circular regarding the Pilot Work on Implementation of Mobile Telecommunications Resale Business and the Pilot Program on Mobile Telecommunications Resale Business, pursuant to which private capital is encouraged to invest in the mobile telecommunications resale business. The resale business refers to the business whereby a reseller purchases mobile telecommunications services (excluding mobile satellite telecommunications service) from a basic telecommunications service provider who owns a mobile network, repackages the services with its private brand and sells the services to end users. Under the circular and the pilot program, the mobile telecommunications resale is categorized as a Class II basic telecommunications business but managed by reference to the value-added telecommunications business. A mobile communications reseller does not build its own wireless network, core network, transmission network and other mobile telecommunications network infrastructures, but must build its customer service system and may build its own business management platform, and billing, business accounting and other business supporting systems as needed. The applicant for the mobile telecommunications resale business must be a private company of which the private capital must account for no less than 50% of the capital and the capital contributed by its largest shareholder must come from private capital. A mobile telecommunications reseller is required to enter into a commercial contract for mobile telecommunications resale business with a basic telecommunications service provider, specifying the resources for resale to mobile communications users, division of responsibilities for service quality assurance between both parties, as well as protection of users’ rights and interests and user information. Resellers may pre-charge service fees for up to two years from users on the condition that they provide evidence of their measures to ensure long-term services, and must abide by the Telecommunications Regulations, the Administrative Measures on Internet Information Services and other PRC related laws and regulations. In addition, the MIIT issued the Circular of the Ministry of Industry and Information Technology on the Official Commercial Use of Mobile Communication Resale Business, pursuant to which the mobile communication resale business will be transferred from the pilot to the formal commercial use, and the enterprise that has already approved to be a pilot to conduct the mobile telecommunications resale business, and intends to continue the business, the commercial contract shall be renewed in accordance with the provisions of this circular and shall apply for a renew its telecommunications business license. Jingdong 360 has been approved to be a pilot to conduct the mobile telecommunications resale business and has cooperated with China Telecom in 50 cities and with China Unicom in 51 cities.

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

Regulations Relating to Advertising Business

The State Administration for Market Regulation is the government agency responsible for regulating advertising activities in the PRC. According to PRC laws and regulations, companies that engage in advertising activities must obtain a business license from the State Administration for Market Regulation or its local branches which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet must not impair the normal use of the network by users. The advertisements released in pop-up form on a webpage and other forms must show the close flag prominently and ensure one-click close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the State Administration for Market Regulation or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

In July 2016, the State Administration of Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

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

Patent.  The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office of National Intellectual Property Administration is responsible for examining and approving patent applications. As of December 31, 2018, we had 1,672 patents granted in China, 7,443 patent applications pending in China and 415 patent applications pending outside China.

Trademark.  The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2018, we had 8,848 registered trademarks in different applicable trademark categories and had approximately 5,984 trademark applications in China.

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

Regulations Relating to PRC Value Added Tax

On March 23, 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which, (i) for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the input VAT will be calculated at a 12% deduction rate; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency.

Further, On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular No. 9, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Accordingly, JD.com International Limited, Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, Jingdong E-Commerce (Express) Hong Kong Co., Ltd. and Jingdong E-Commerce (Trade) Hong Kong Corporation Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from Jingdong Century, Xi’an Jingxundi and Shanghai Shengdayuan, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No. 19, which took effect and replaced SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans.

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
100%
JD Logistics Holding Limited (Cayman Islands)
100%
Jingdong Express Group Corporation (Cayman Islands)
100%
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com E-Commerce (Technology) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com International Limited (Hong Kong)
100%
JD.com Investment Limited(4) (British Virgin Islands)
100%
JD.com Asia Investment Corporation (Cayman Islands)
100%
JD Assets Holding Limited(1) (Cayman Islands)
100%
Jingdong Logistics Group Corporation (Cayman Islands)
100%
Jingdong E-Commerce (Express) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com Overseas Innovation Limited (Hong Kong)
100%
JD.com E-Commerce (Investment) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com American Technologies Corporation (Delaware)
100%
JD.com International (Singapore) Pte. Limited (Singapore)
100%
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd. (Hong Kong)
100%
Jingdong Express International Limited (British Virgin Islands)
Outside China
Inside China
100%
Xi'an Jingxundi Supply Chain Technology Co., Ltd. ("Xi'an Jingxundi")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Beijing Jingdong Century Trade Co., Ltd(3) ("Jingdong Century")
100%
Xi'an Jingdong Xuncheng Logistics Co., Ltd.
Xi'an Jingdong Xincheng Information Technology Co., Ltd. ("Xi'an Jingdong Xincheng")(2)
100%
Suqian Hangbang Investment Management Co., Ltd.
100%
Jiangsu Jingdong Information Technology Co., Ltd.
Beijing Jingdong Shangke Information Technology Co., Ltd.
Chongqing Jingdong Haija E-Commerce Co., Ltd.
Beijing Jingdong 360 Degree E-Commerce Co., Ltd. ("Jingdong 360")(2)
Jiangsu Yuanzhou E-Commerce Co., Ltd ("Jiangsu Yuanzhou")(2)
100%
Beijing Jinghong Logistics Co., Ltd.
100%
Beijing Jingbangda Trade Co., Ltd. ("Jingbangda")
Equity interest
Contractual arrangements

Notes:

(1)         JD Assets Holding Limited has 22 subsidiaries that hold non-logistics properties.

(2)         Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng are our principal consolidated variable interest entities. Each of Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng is 45% owned by Mr. Richard Qiangdong Liu, our chairman of board of directors and chief executive officer, 30% owned by Ms. Yayun Li, our chief compliance officer, and 25% owned by Ms. Pang Zhang, our employee. We effectively control these entities through contractual arrangements.

(3)         Jingdong Century has 63 subsidiaries that engage in retail business. Jingdong Century also has contractual arrangements with another principal consolidated variable interest entity, Jiangsu Jingdong Bangneng Investment Management Co. Ltd. or Jiangsu Jingdong Bangneng. Jiangsu Jingdong Bangneng is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Jiangsu Jingdong Bangneng owns Suqian Sanhong, Suqian Jingdong Mingfeng Enterprise Management Co., Ltd., Suqian Jingdong Jinyi Enterprise Management Co., Ltd. and Hengqin Junze Management and Consulting Co., Ltd., each of which constitutes a significant subsidiary.

(4)         JD.com Investment Limited has 54 subsidiaries that engage in investment business.

*      The diagram above omits our equity investees that are insignificant individually and in the aggregate.

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

In addition to Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, we assisted in establishing additional consolidated variable interest entities, including Jiangsu Jingdong Bangneng. We have entered into a series of contractual arrangements with each of these variable interest entities and their respective shareholders.

The contractual arrangements relating to our variable interest entities allow us to:

•                  exercise effective control over our variable interest entities;

•                  receive substantially all of the economic benefits of our variable interest entities; and

•                  have an exclusive option to purchase all or part of the equity interests in our variable interest entities when and to the extent permitted by PRC law.

We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The external revenues of our consolidated variable interest entities and their subsidiaries collectively contributed 1.6%, 2.5% and 3.8% of our consolidated total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

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

We have completed the registration of the equity pledge for our variable interest entities with the relevant office of the administration for market regulation in accordance with the PRC Property Rights Law.

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

Agreements that Allow Us to Receive Economic Benefits from Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng

Exclusive Technology Consulting and Services Agreement.  In June 2016, Jingdong Century and Jingdong 360 entered into an exclusive technology consulting and services agreement, which supersedes the version entered into in May 2012. Pursuant to the 2016 agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Jingdong Century’s sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, subject to annual evaluation and adjustment. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

In June 2016, Jingdong Century and Jiangsu Yuanzhou entered into an exclusive technology consulting and services agreement, which supersedes the version entered into in May 2012. The 2016 agreement between Jingdong Century and Jiangsu Yuanzhou contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

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

Loan Agreements. Pursuant to the amended and restated loan agreement dated November 20, 2017 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans in an aggregate amount of RMB920 million to the shareholders of Jingdong 360 solely for the capitalization of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third-party claims against shareholders for an amount more than RMB100,000 and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, relevant equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.

Pursuant to the amended and restated loan agreement dated June 15, 2016 between Jingdong Century and the shareholders of Jiangsu Yuanzhou, Jingdong Century made loans in an aggregate amount of RMB22 million to the shareholders of Jiangsu Yuanzhou solely for the capitalization of Jiangsu Yuanzhou. The amended and restated loan agreement contains terms substantially similar to the amended and restated loan agreement relating to Jingdong 360 described above.

Pursuant to the loan agreement dated June 23, 2017 between Xi’an Jingxundi and the shareholders of Xi’an Jingdong Xincheng, Xi’an Jingxundi made loans in an aggregate amount of RMB1 million to the shareholders of Xi’an Jingdong Xincheng solely for the capitalization of Xi’an Jingdong Xincheng. The loan agreement contains terms substantially similar to the amended and restated loan agreement relating to Jingdong 360 described above.

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

D.                                    Property, Plant and Equipment

Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own the office building with an aggregate floor area of approximately 280,000 square meters.  We have acquired land use rights in Beijing to build our headquarters. The phase one construction of the office buildings was completed in the third quarter of 2015. As of December 31, 2018, we had paid an aggregate of approximately RMB8.5 billion (US$1.2 billion) for the acquisition of land use rights and construction of the office buildings.

We lease our other offices in Beijing and regional offices in 34 other cities with an aggregate floor area of approximately 253,000 square meters.

We own our national customer service center and our data center in Suqian, which have an aggregate floor area of approximately 183,000 and 60,000 square meters, respectively. We lease our customer service centers in Chengdu and Yangzhou with an aggregate floor area of approximately 45,000 square meters.

As of December 31, 2018, we operated regional fulfillment centers in seven cities, including Beijing, Shanghai, Wuhan, Guangzhou, Chengdu, Shenyang and Xi’an.

In addition, we also operated front distribution centers in 28 cities for stocking products that are in high demand, as well as other additional warehouses in 46 cities in China as of December 31, 2018. Our comprehensive fulfillment facilities can cover almost all the counties and districts across China.

As of December 31, 2018, we had launched our warehousing facilities in 11 cities and we are in the process of constructing warehousing facilities in 16 other cities. As of December 31, 2018, we had land use rights in 30 cities to build our own warehouses. The highly automated and efficient warehouse will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB14.2 billion (US$2.1 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2018.

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

As of June 30, 2017, we deconsolidated JD Digits as a result of the reorganization of JD Digits. Accordingly, JD Digits’s historical financial results for periods prior to July 1, 2017 are reflected in our consolidated financial statements as discontinued operations. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

A.                                    Operating Results

Overview

We are a leading technology-driven e-commerce company and retail infrastructure service provider in China. We generated total net revenues of RMB258.3 billion, RMB362.3 billion and RMB462.0 billion (US$67.2 billion) in 2016, 2017 and 2018, respectively.

Our primary business model is online direct retail sales, where we acquire products from suppliers and sell them directly to our customers primarily through our websites and mobile apps. We also operate an online marketplace, whereby third-party sellers sell products to customers primarily through our websites and mobile apps. We also offer advertising, logistics and other value-added services.

Our business has grown substantially in recent years. The number of products we offer has grown rapidly. We had 226.6 million, 292.5 million and 305.3 million active customer accounts in 2016, 2017 and 2018, respectively. In addition to our online direct retail business, our online marketplace and other services generated net revenues of RMB20.3 billion, RMB30.5 billion and RMB45.9 billion (US$6.7 billion) in 2016, 2017 and 2018, respectively.

Due to the PRC legal restrictions on foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products and certain other businesses in China, we conduct the relevant parts of our operations through ten consolidated variable interest entities. We have contractual arrangements with these entities and their shareholders that enable us to effectively control and receive substantially all of the economic benefits from the entities. Accordingly, we consolidate the results of these entities in our financial statements.

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

In terms of PRC regulations that may affect our results of operations, the amendments to the Consumer Protection Law that came into effect in March 2014 give consumers the right to return goods within seven days of receipt. Although we recognize revenues net of return allowances, the amendments to the Consumer Protection Law have not had a significant impact on our net revenues. We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. However, if we experience an increased volume of returns after the amendments to the Consumer Protection Law became effective, our shipping and handling costs and related personnel costs may increase significantly and our results of operations may be materially and adversely affected. If we revise our policies to pass these costs to customers, our customers may be dissatisfied, which may result in loss of existing customers or adversely affect our ability to acquire new customers, which in turn may materially and adversely affect our results of operations.

JD.com, Inc., the holding company that is listed on NASDAQ, has no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly-owned PRC subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion, which are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2018, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB25,856 million (US$3,761 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Our Ability to Increase Active Customer Accounts and Orders from Customers

Growth in the number of our active customer accounts and orders are key drivers of our revenue growth. Our annual active customer accounts increased from 226.6 million in 2016 to 292.5 million in 2017 and further to 305.3 million in 2018. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in generating repeat purchases from existing customer accounts.

Our ability to attract new customer accounts and retain existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of authentic products at competitive prices on our websites and mobile apps and provide speedy and reliable delivery, convenient online and in-person payment options and comprehensive customer services. The number of products we offer has grown rapidly. We have developed a business intelligence system that enables us to increase our operating efficiency through enhanced product merchandising and supply chain management capabilities, and to drive more targeted and relevant product promotions and recommendations to our customers. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including granting coupons and loyalty points and holding special promotions.

We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, for the same group of customer accounts that were active in 2008, their average number of purchases increased each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012, 16.6 in 2013, 18.7 in 2014, 21.8 in 2015, 25.7 in 2016, 30.2 in 2017 and 31.5 in 2018.

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We commenced our e-commerce business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party sellers on our online marketplace. We offer a wide range of products and services and aim to provide one-stop shopping to maximize our wallet share. Our mix of products and services also affects our gross margin. For example, the marketplace service revenues that we earn from third-party sellers and the other services that we offer generally have higher gross margins. The split between our online direct sales business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our online marketplace and other services revenues increased from RMB20.3 billion in 2016 to RMB30.5 billion in 2017 and further to RMB45.9 billion (US$6.7 billion) in 2018. We intend to further expand our selection of general merchandise products, attract more third-party sellers to our online marketplace, and provide more fulfillment and other value-added services to third-party sellers and others.

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

As of December 31, 2018, our nationwide fulfillment infrastructure employed a total of 124,277 warehouse and delivery personnel, and we also employed 16,380 research and development professionals to design, develop and operate the technology platform, develop and post content, and improve our AI, big data and cloud technologies and services, that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2016, 2017 and 2018, while the fulfillment expenses as a percentage of our total net revenues decreased from 7.2% in 2016 to 7.1% in 2017 and further to 6.9% in 2018. Personnel costs are the largest component of our fulfillment costs and of our technology and content costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase in absolute amount in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure covers almost all counties and districts across China, which, as of December 31, 2018, included a warehousing network of over 550 warehouses with an aggregate gross floor area of approximately 12 million square meters in 81 cities. We have acquired land use rights to over 10 million square meters of land in 32 cities in China. We plan to continue to build large scale warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party sellers using our fulfillment services. We had paid an aggregate of approximately RMB14.2 billion (US$2.1 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2018. In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform during the same periods. To enhance our technology platform, we intend to further invest in technology, including initiatives to provide innovative features, solutions and services to customers and suppliers, while increasing our operational efficiency.

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In 2018, our share of results of equity investees was a loss of RMB1.1 billion (US$0.2 billion), primarily attributable to losses picked up from our equity method investments. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.

Selected Statements of Operations Items

Net Revenues

Net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. Net service revenues are further divided into revenues from marketplace and advertising and revenues from logistics and other services. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US $	%
	(in millions, except for percentages)
Electronics and home appliances revenues	179,822	69.6	236,269	65.2	280,059	40,733	60.6
General merchandise revenues	58,122	22.5	95,555	26.4	136,050	19,788	29.5
Net product revenues (formerly known as online direct sales)	237,944	92.1	331,824	91.6	416,109	60,521	90.1
Marketplace and advertising revenues	17,074	6.6	25,391	7.0	33,532	4,877	7.2
Logistics and other service revenues	3,272	1.3	5,117	1.4	12,379	1,800	2.7
Net service revenues (formerly known as services and others)	20,346	7.9	30,508	8.4	45,911	6,677	9.9
Total net revenues	258,290	100.0	362,332	100.0	462,020	67,198	100.0

We expect net revenues from all categories to continue to increase in the foreseeable future. As we have been continually expanding our product categories and value-added service offerings, sales of electronics and home appliances products may decrease as a percentage of our total net revenues and service revenues may increase as a percentage of our total net revenues.

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

We record revenue net of discounts, return allowances, price protection allowances and value-added taxes, or VAT.

Operating Expenses

Operating expenses consist primarily of cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues(1)	222,935	86.3	311,517	86.0	396,066	57,606	85.8
Fulfillment	18,560	7.2	25,865	7.1	32,010	4,656	6.9
Marketing	10,159	3.9	14,918	4.1	19,237	2,798	4.2
Technology and content	4,453	1.7	6,652	1.8	12,144	1,766	2.6
General and administrative	3,436	1.3	4,215	1.2	5,160	750	1.1
Impairment of goodwill and intangible assets	—	—	—	—	22	3	0.0
Total	259,543	100.4	363,167	100.2	464,639	67,579	100.6

(1)         In April 2017, leveraging our advanced technology and logistics expertise, we established JD Logistics, a new business group under JD.com, to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to merchants and other third parties are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that has been reclassified to conform to the current period financial statement presentation were RMB2,561 million for the year ended December 31, 2016.

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

Our fulfillment expenses consist primarily of (i) expenses incurred in operating our fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products, and (iii) rental expenses of leased warehouses, delivery and pickup stations, and physical stores. The costs related to logistics services provided to third parties are classified in cost of revenues. We expect our fulfillment expenses to increase in absolute amount in the near run, as we invest in new businesses, hire additional fulfillment personnel, build and lease new warehouses and establish more delivery stations to penetrate lower tier cities and to meet our anticipated growth in sales volume and ensure satisfactory customer experience. We plan to make our fulfillment operations more efficient by setting up large customized warehouse facilities to make full use of the available space, improve the pick-and-pack workflow efficiency, accommodate greater product selection and minimize order splitting.

Our marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. We plan to continue to conduct brand promotion and marketing activities to enhance our brand recognition and attract new purchases from new and existing customers.

Our technology and content expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, developing and posting content, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in technology and content to increase over time as we add more experienced research and development professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

Our general and administrative expenses consist primarily of (i) payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations and (ii) costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. As we hire additional management talents and invest in new businesses, our general and administrative expenses are expected to increase in absolute amount.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

China

Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except that a few entities in our group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas, and any entity that qualifies as a “software enterprise” is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Besides, some small profit enterprises whose annual taxable income amount is RMB1 million or less in 2018, are entitled to the incentive of computing 50% of their income as their taxable income amount, and subject to a reduced enterprise income tax rate of 20%. Furthermore, our certain entities in China engaging in research and development activities in China were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year of 2016 and 2017, and to claim 175% of their research and development expenses as Super Deduction for the year of 2018 (“Super Deduction”) according to the relevant laws and regulations in the PRC. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 13% prior to July 1, 2017, 11% from July 1, 2017 to April 30, 2018 and 10% since May 1, 2018 on sales of books, audio and video products, at a rate of 17% prior to May 1, 2018 and 16% since May 1, 2018 on sales of other products, at a rate of 6% or 11%/10% (11% prior to May 1, 2018 and 10% since May 1, 2018) on logistics services and at a rate of 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. Since January 1, 2014, we have been exempted from VAT on sales of books. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since January 1, 2012, to replace the business tax, and has been implemented in all industries since May 1, 2016.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other regulations including Circular No. 9, and receives approval from the relevant tax authority. If the relevant Hong Kong entity satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entity would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues:
Net product revenues (formerly known as online direct sales)	237,944	92.1	331,824	91.6	416,109	60,521	90.1
Net service revenues (formerly known as services and others)	20,346	7.9	30,508	8.4	45,911	6,677	9.9
Total net revenues	258,290	100.0	362,332	100.0	462,020	67,198	100.0
Operating expenses(1)
Cost of revenues	(222,935)	(86.3)	(311,517)	(86.0)	(396,066)	(57,606)	(85.8)
Fulfillment	(18,560)	(7.2)	(25,865)	(7.1)	(32,010)	(4,656)	(6.9)
Marketing	(10,159)	(3.9)	(14,918)	(4.1)	(19,237)	(2,798)	(4.2)
Technology and content	(4,453)	(1.7)	(6,652)	(1.8)	(12,144)	(1,766)	(2.6)
General and administrative	(3,436)	(1.3)	(4,215)	(1.2)	(5,160)	(750)	(1.1)
Impairment of goodwill and intangible assets	—	—	—	—	(22)	(3)	(0.0)
Total operating expenses	(259,543)	(100.4)	(363,167)	(100.2)	(464,639)	(67,579)	(100.6)
Loss from operations	(1,253)	(0.4)	(835)	(0.2)	(2,619)	(381)	(0.6)
Other income/(expense):
Share of results of equity investees	(2,782)	(1.1)	(1,927)	(0.5)	(1,113)	(162)	(0.2)
Interest income	1,227	0.5	2,530	0.7	2,118	308	0.5
Interest expense	(619)	(0.2)	(964)	(0.3)	(855)	(124)	(0.2)
Others, net	1,544	0.5	1,317	0.4	95	14	0.0
Loss before tax	(1,883)	(0.7)	121	0.0	(2,374)	(345)	(0.5)
Income tax benefits/(expenses)	(166)	(0.1)	(140)	0.0	(427)	(62)	(0.1)
Net loss from continuing operations	(2,049)	(0.8)	(19)	0.0	(2,801)	(407)	(0.6)
Net income/(loss) from discontinued operations, net of tax	(1,365)	(0.5)	7	0.0	—	—	—
Net Loss	(3,414)	(1.3)	(12)	0.0	(2,801)	(407)	(0.6)

(1)         Share-based compensation expenses are allocated in operating expenses items as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(17)	(28)	(72)	(10)
Fulfillment	(332)	(426)	(419)	(61)
Marketing	(87)	(136)	(190)	(28)
Technology and content	(470)	(671)	(1,163)	(169)
General and administrative	(1,154)	(1,520)	(1,816)	(264)

Segment Information

We have two operating segments, namely JD Retail (formerly known as JD Mall) and New Businesses. JD Retail represents our core e-commerce business, and New Businesses include logistics services provided to third parties, technology services, overseas business, and online-to-offline which has been deconsolidated since its merger with Dada in April 2016. JD Digits was previously included in New Businesses, but had been deconsolidated from our financial statements since June 30, 2017 as a result of its reorganization.

The table below provides a summary of our operating segment results for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	254,397	356,020	447,502	65,086
New Businesses	3,297	6,022	14,665	2,133
Inter-segment*	(223)	(547)	(1,103)	(160)
Total segment net revenues	257,471	361,495	461,064	67,059
Unallocated items**	819	837	956	139
Total consolidated net revenues	258,290	362,332	462,020	67,198
Operating income/(loss):
Operating income/(loss):
JD Retail	2,269	4,956	7,049	1,025
New Businesses	(670)	(2,070)	(5,137)	(747)
Total segment operating income/(loss)	1,599	2,886	1,912	278
Unallocated items**	(2,852)	(3,721)	(4,531)	(659)
Total consolidated operating loss	(1,253)	(835)	(2,619)	(381)

*                 The inter-segment eliminations mainly consist of revenues from services provided by JD Retail to overseas business, and services provided by JD Logistics to the vendors of JD Retail, which were recorded as a deduction of cost of revenues at the consolidated level.

**          Unallocated items include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

Operating expenses (excluding cost of revenues) before unallocated items as a percentage of net revenues for JD Retail were 12.6%, 12.9% and 13.1% for the years ended December 31, 2016, 2017 and 2018, respectively, which were lower than our major offline industry peers due to our high operating efficiency.

Years Ended December 31, 2018 and 2017

Net Revenues.  Our total net revenues increased by 27.5% from RMB362,332 million in 2017 to RMB462,020 million (US$67,198 million) in 2018, with increases in both categories of net revenues. Net product revenues increased by 25.4% from RMB331,824 million in 2017 to RMB416,109 million (US$60,521 million) in 2018. Net service revenues increased by 50.5% from RMB30,508 million in 2017 to RMB45,911 million (US$6,677 million) in 2018.

The increase in our total net revenues was primarily due to our ability to expand our customer base and enhance customer engagement in 2018. Our annual active customer accounts increased from 292.5 million in 2017 to 305.3 million in 2018. Over the years, our customers have shown loyalty to us through their increased activity levels. For example, the same group of customer accounts that were active in 2008 increased their average number of purchases each year thereafter, from approximately 3.7 in 2008 to 4.4 in 2009, 6.2 in 2010, 10.7 in 2011, 14.9 in 2012, 16.6 in 2013, 18.7 in 2014, 21.8 in 2015, 25.7 in 2016, 30.2 in 2017 and 31.5 in 2018. The increase in our net service revenues was also due to the increasing penetration of our logistics services among our merchants and other third parties.

Operating Expenses.  Our total operating expenses increased by 27.9% from RMB363,167 million in 2017 to RMB464,639 million (US$67,579 million) in 2018. This increase was due to increases in our cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses, general and administrative expenses and impairment of goodwill and intangible assets.

•                  Cost of revenues.  Our cost of revenues increased by 27.1% from RMB311,517 million in 2017 to RMB396,066 million (US$57,606 million) in 2018. This increase was primarily due to the growth of our online direct sales business. Costs related to the logistics services provided to merchants and other partners also increased rapidly along with the expansion of our logistics business.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 23.8% from RMB25,865 million in 2017 to RMB32,010 million (US$4,656 million) in 2018. This increase was primarily due to an increase in compensation costs relating to fulfillment personnel from RMB12,233 million in 2017 to RMB14,564 million (US$2,118 million) in 2018, which was due in turn to the increase in the number of our fulfillment employees from 136,088 as of December 31, 2017 to 149,474 as of December 31, 2018, as well as higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB4,395 million in 2017 to RMB5,823 million (US$847 million) in 2018 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, (ii) an increase in the rental expenses for our fulfillment infrastructure from RMB2,359 million in 2017 to RMB2,991 million (US$435 million) in 2018, which was primarily due to the increase in the aggregate gross floor area leased in 2018, and (iii) an increase in payment processing charges from RMB2,504 million in 2017 to RMB3,517 million (US$511 million) in 2018 as our volume of sales increased. Fulfillment expenses as a percentage of net revenues, were 6.9% in 2018, as compared to 7.1% in 2017.

•                  Marketing expenses. Our marketing expenses increased by 28.9% from RMB14,918 million in 2017 to RMB19,237 million (US$2,798 million) in 2018. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels from RMB12,376 million in 2017 to RMB15,970 million (US$2,323 million) in 2018, as we continued to enhance our brand recognition and to promote our new business initiatives.

•                  Technology and content expenses. Our technology and content expenses increased by 82.6% from RMB6,652 million in 2017 to RMB12,144 million (US$1,766 million) in 2018. This increase was primarily due to the increase in the headcount of our technology employees and our continued investment in technology infrastructure. Our technology employees increased from 11,938 as of December 31, 2017 to 16,380 as of December 31, 2018, which involved the addition of research and development talent and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile, big data and cloud computing technologies.

•                  General and administrative expenses. Our general and administrative expenses increased by 22.4% from RMB4,215 million in 2017 to RMB5,160 million (US$750 million) in 2018. This increase was primarily due to an increase in staff cost from RMB1,324 million in 2017 to RMB1,637 million (US$238 million) in 2018, and an increase in share-based compensation expenses from RMB1,520 million in 2017 to RMB1,816 million (US$264 million) in 2018, which were attributable to an increase in the number of employees along with business expansion.

Share of results of equity investees. Share of results of equity investees was a loss of RMB1,113 million (US$162 million) in 2018, compared to a loss of RMB1,927 million last year. In 2018, our share of results of equity investees was primarily attributable to losses picked up from our equity method investments in Dada and Bitauto.

Others, Net. Others, net was RMB1,317 million income in 2017 and RMB95 million (US$14 million) income in 2018. In 2018, others, net mainly contains loss from fair value change of long-term investments and the realized gain from disposals of long-term investments.

Net Loss. As a result of the foregoing, we had a net loss of RMB2,801 million (US$407 million) in 2018, as compared to a net loss from continuing operations of RMB19 million in 2017.

Years Ended December 31, 2017 and 2016

Net Revenues.  Our total net revenues increased by 40.3 % from RMB258,290 million in 2016 to RMB362,332 million in 2017, with increases in both categories of net revenues. Revenues from online marketplace and other services increased by 49.9% from RMB20,346 million in 2016 to RMB30,508 million in 2017.

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

Operating Expenses.  Our total operating expenses increased by 39.9% from RMB259,543 million in 2016 to RMB363,167 million in 2017. This increase was due to increases in our cost of revenues, fulfillment expenses, marketing expenses, technology and content expenses and general and administrative expenses.

•                  Cost of revenues.  Our cost of revenues increased by 39.7% from RMB222,935 million in 2016 to RMB311,517 million in 2017. This increase reflects the increase in our volume of product sales, the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, and costs associated with our third-party logistics services.

•                  Fulfillment expenses.  Our fulfillment expenses increased by 39.4% from RMB18,560 million in 2016 to RMB25,865 million in 2017. This increase was primarily due to an increase in compensation costs from RMB9,059 million in 2016 to RMB12,233 million in 2017 as the number of our fulfillment employees increased from 98,988 as of December 31, 2016 to 136,088 as of December 31, 2017, as well as higher average compensation expenses. The increase in our fulfillment expenses was also attributable to (i) increased shipping charges from contracted third-party shipping companies and couriers from RMB2,913 million in 2016 to RMB4,395 million in 2017 as our sales volume increased, even as our use of contracted third-party couriers has declined as a percentage of all orders fulfilled, (ii) an increase in payment processing charges from RMB1,502 million in 2016 to RMB2,504 million in 2017, which was primarily due to the increase in our sales volume, and (iii) an increase in the rental expenses for our fulfillment infrastructure from RMB1,789 million in 2016 to RMB2,359 million in 2017, which was primarily due to the increase in the aggregate gross floor area leased in 2017. Fulfillment expenses as a percentage of net revenues was 7.1% in 2017, compared to 7.2% in 2016.

•                  Marketing expenses.  Our marketing expenses increased by 46.9% from RMB10,159 million in 2016 to RMB14,918 million in 2017. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels, from RMB7,790 million in 2016 to RMB12,376 million 2017 as we continued to enhance our brand recognition and to promote our new business initiatives.

•                  Technology and content expenses.  Our technology and content expenses increased by 49.4% from RMB4,453 million in 2016 to RMB6,652 million in 2017. This increase was primarily due to the increase in the headcount of our technology employees from 7,502 as of December 31, 2016 to 11,938 as of December 31, 2017, which involved the addition of research and development talent and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile, AI, big data and cloud computing technologies.

•                  General and administrative expenses.  Our general and administrative expenses increased by 22.7% from RMB3,436 million in 2016 to RMB4,215 million in 2017. This increase was primarily due to an increase in share-based compensation expenses from RMB1,154 million in 2016 to RMB1,520 million in 2017. The increase was also attributable to an increase in staff costs.

•                  Impairment of goodwill and intangible assets. There was no impairment of goodwill and intangible assets in 2017 or in 2016.

Share of results of equity investees.  Share of results of equity investees was a loss of RMB1,927 million in 2017, compared to a loss of RMB2,782 million in 2016. In 2017, our share of results of equity investees was primarily attributable to losses picked up from our equity method investments in Bitauto, Tuniu and Dada.

Interest Income.  Our interest income increased from RMB1,227 million in 2016 to RMB2,530 million in 2017, primarily due to the increase of loans provided to JD Digits and the larger cash balance we held in 2017, which was primarily attributable to the increase in net cash provided by our operating activities.

Others, Net.  Others, net was RMB1,544 million income in 2016 and RMB1,317 million income in 2017. This decrease was primarily attributable to the disposition gain recognized in relation to the transaction with Dada in 2016.

Net Loss.  As a result of the foregoing, we had a net loss from continuing operations of RMB19 million in 2017, as compared to a net loss from continuing operations of RMB2,049 million in 2016.

Gain from Disposition of JD Digits.  As of June 30, 2017, the reorganization of JD Digits had been completed, and we disposed all of our equity interest in JD Digits. As part of the transaction, we received approximately RMB14.3 billion in cash with an economic gain of RMB14.2 billion in 2017. As JD Digits is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in capital in shareholders’ equity. We also retain the right to receive 40% of future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In connection with JD Digits’s additional round of financing in 2018, the percentage of profit sharing has been diluted to approximately 36%.

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

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

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

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiaries, including Jingdong Century, and our affiliated PRC entities, including, among others, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng and Xi’an Jingdong Xincheng, and their respective shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of these PRC affiliates that most significantly impact their economic performance, and to obtain a majority of the residual returns of these entities. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

Investment in Equity Investees

Investment in equity investees represents our investments in privately held companies, publicly traded companies and private equity funds. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in “share of results of equity investees” in our consolidated statements of operations and comprehensive income/(loss) and our share of post-acquisition movements are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. We record our share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds our interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee, or we hold other investments in the equity investee.

We continually reviews our investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider are in our determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Private equity funds pursue various investment strategies, including event driven and multi-strategy. Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Beginning on January 1, 2018, these private equity funds, over which we do not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

Beginning on January 1, 2018, our equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which we do not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update (“ASU”) 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss). We make assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss) if there is any. Prior to January 1, 2018, the cost method of accounting was used.

Revenue

We engage primarily in the sale of electronics and home appliance products and general merchandise products sourced from manufacturers, distributors and publishers in China on the internet through our websites, mainly www.jd.com, and mobile apps. We offer an online marketplace that enables third-party sellers to sell their products to consumers. We provide logistics services to third parties, including third-party sellers on our marketplace and merchants that do not sell products on our online marketplace. We also offered financial services to our suppliers, third-party sellers and qualified individual customers, and the finance business was deconsolidated from our financial statements since June 30, 2017 as a result of the reorganization of JD Digits. Customers place their orders for products or services primarily through our websites and mobile apps. Payment for the purchased products or services is generally made either before delivery or upon delivery.

We adopted ASC topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective transition method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC topic 605, Revenue Recognition (“ASC 605”). Our revenue recognition policies effective on the adoption date of ASC 606 are presented as below.

Consistent with the criteria of ASC 606, we recognize revenues when we satisfy a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

In accordance with ASC 606, we evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are acting as a principal, that we obtain control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When we are acting as an agent and our obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes.

We recognize revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, we reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized.

We also sell prepaid cards which can be redeemed to purchase products sold on the website www.jd.com and mobile apps. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the Consolidated Balance Sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. While the portion estimated unredeemed is recognized as revenues over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote.

Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the stand-alone selling price (“SSP”) of each separate unit. In instances where SSP is not directly observable, such as we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices. Determining the SSP of each separate unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and rewards of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our Consolidated Statements of Operations and Comprehensive Income/(Loss). As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2018, we would have recorded an additional cost of sales of approximately RMB449 million (US$65 million).

We also provide fulfillment-related services in connection with our online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in our inventories.

Goodwill

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Our annual testing date is December 31. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, (“ASC 350-20”). If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required.  In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying amount of each reporting unit exceeds its fair value, a second step is performed to compute the amount of impairment as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

During the years ended December 31, 2016, 2017 and 2018, management monitored the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test. The goodwill impairment charges during the years ended December 31, 2016, 2017 and 2018 are nil, nil and RMB7 million (US$1 million), respectively.

Nonrecourse Securitization Debt and Transfer of Financial Assets

We periodically securitize accounts receivables and loan receivables arising from consumer financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Digits, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to us and are payable only out of collections on their respective underlying collateralized assets.

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

Due to our continuing involvement right in securitization vehicles prior to October 2017, we cannot derecognize the existing receivables through the transfer of the receivables to securitization vehicles. The proceeds from the financing-type transactions are reported as current and non-current nonrecourse securitization debt in our consolidated balance sheets based on their respective expected repayment dates pursuant to ASC 860. While the contractual maturities of the asset-backed debt securities are from 2018 to 2019, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2017 and 2018, the collateralized accounts receivables were RMB11,702 million and RMB3,116 million (US$453 million), respectively, and the collateralized loans receivables were RMB4,513 million and RMB1,281 million (US$186 million), respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2017 and 2018 was approximately 5.33% and 5.81% per annum, respectively. The interest expenses in relation to the nonrecourse securitization debt were charged back to JD Digits.

Beginning October 2017, we have revised certain structural arrangements to relinquish our continuing involvement right when setting up the new securitization vehicles. In 2018, RMB17,500 million (2017: RMB8,000 million) consumer credit receivables financial assets were derecognized through the sales type arrangements, including accounts receivable of RMB12,632 million (2017: RMB5,693 million) and loan receivables of RMB4,868 million (2017: RMB2,307 million). Proceeds from the derecognition were RMB17,500 million (2016:Nil, 2017: RMB8,000 million), and JD Digits acted as the servicer and purchased the subordinate tranche of the securitization vehicles in these transactions. The investors, including JD Digits, have no recourse to us when the underlying consumers fail to pay amounts contractually on due. The gain/loss recorded upon the sale accounting was immaterial in 2017 and 2018.

Share-Based Compensation

We grant restricted share units and share options of our company and our subsidiaries to eligible employees and non-employee consultants. We account for these share-based awards issued to employees in accordance with ASC 718 Compensation — Stock Compensation. We early adopted ASU 2018-07, “Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting” beginning July 1, 2018, before then, we accounted for share-based awards issued to non-employees and in accordance with ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based awards, non-employees’ share-based awards and the Founder’s share-based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required, or (b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Restricted share units

Prior to our initial public offering, the fair value of the restricted share units were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant, and was determined partly in reliance on a valuation determined with the assistance of an independent valuation firm using our estimates and assumptions. This assessment required complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made.

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

In determining the fair value of our stock options, the binomial option pricing model was applied, which requires inputs such as the fair value of our ordinary shares, expected volatility, risk-free interest rate, exercise multiple, expected dividend yield and expected term based on the following assumptions:

1.              Fair value of our ordinary shares. Prior to our initial public offering on May 22, 2014, the fair value was determined based on management estimates. Subsequent to our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

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

Our subsidiaries’ share-based compensation

Determination of estimated fair value of our subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to our subsidiaries. We estimate our subsidiaries’ enterprise value for purposes of recording stock-based compensation, and the information considered by us mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, and liquidity factors. We recognize the fair value of our subsidiaries’ stock-based payment awards on the grant date is affected by the fair value of our subsidiaries’ ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the our subsidiaries over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive income/(loss) in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.

We recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2016, 2017 and 2018, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements of JD.com, Inc. and its subsidiaries pursuant to Item 17 of Part III of this annual report.

B.            Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, issuances of equity securities in our initial public offering and private placements, our notes offering and our term and revolving credit facilities.

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

In April 2016, we issued an aggregate of US$500 million unsecured senior notes due in 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due in 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2018, the total carrying value and estimated fair value were US$497.3 million and US$482.2 million, respectively, with respect to the notes due in 2021, and US$491.4 million and US$447.8 million, respectively, with respect to the notes due in 2026. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2018. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all covenants. During 2018, we paid an aggregate of US$35 million in interest payments related to these notes.

In December 2017, we entered into a five-year US$1,000 million term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. The use of proceeds of the facilities were intended for general corporate purposes. As of December 31, 2018, we had an undrawn balance of US$550 million under the credit facilities agreement, which will expire one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement.

In February 2018, we entered into definitive agreements with certain third-party investors for financing for JD Logistics and raised approximately US$2.5 billion from this round of financing. After the completion of this financing, the third-party investors own approximately 19% of the equity interests of JD Logistics on a fully diluted basis.

In June 2018, we received US$550 million from Google by issuing 27,106,948 Class A ordinary shares to Google.

In 2018, we established a property management group, or JDPM, to manage the expanding logistics facilities and other real estate properties. JDPM develops and manages these properties, and may seek opportunistic dispositions to optimize our capital structure. In February 2019, JDPM established JD Logistics Properties Core Fund, L.P., or JD LPC Fund, together with GIC, Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. We serve as the general partner and have committed 20% of the total capital of JD LPC Fund, and GIC has committed the remaining 80%. The investment committee of JD LPC Fund, which comprise the representatives from us and GIC, will oversee the key operations of JD LPC Fund. Furthermore, on February 27, 2019, we entered into a definitive agreement with JD LPC Fund, pursuant to which we will dispose of certain of our modern logistics facilities to JD LPC Fund for a total gross asset value of RMB10.9 billion, to unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives. JD LPC Fund will use leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing. It is expected that the disposition of the majority of these logistics facilities will be completed in 2019. Subsequent to the disposition, we will lease back these facilities for operational purposes. JDPM will serve as the asset manager managing JD LPC Fund’s assets.

As of December 31, 2018, we had a total of RMB39.5 billion (US$5.8 billion) in cash and cash equivalents, restricted cash and short-term investments. This included primarily RMB15.4 billion and US$2.5 billion in China, RMB2.2 billion, HK$9 million and US$469 million in Hong Kong. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less. As of December 31, 2018, we had revolving lines of credit for an aggregate amount of RMB60.9 billion (US$8.9 billion) from several commercial banks. We had RMB19.0 billion (US$2.8 billion) used under these revolving lines of credit as of December 31, 2018.

As of December 31, 2018, we were at a net current liability position of RMB16.0 billion (US$2.3 billion). We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

Our net inventories have increased significantly in recent years, from RMB28.9 billion as of December 31, 2016 to RMB41.7 billion as of December 31, 2017 and further to RMB44.0 billion (US$6.4 billion) as of December 31, 2018. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 37.6 days in 2016, 38.1 days in 2017 and 37.3 days in 2018. Annual inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our direct sales business. As of December 31, 2016, 2017 and 2018, our accounts payable amounted to RMB46.0 billion, RMB74.3 billion and RMB80.0 billion (US$11.6 billion), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our direct sales business and the related increase in products sourced from our suppliers. Our annual accounts payable turnover days for direct sales business were 52.0 days in 2016, 59.1 in 2017 and 58.1 days in 2018. Annual accounts payable turnover days are the quotient of average accounts payable for direct sales business over five quarter ends to total cost of revenues and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2016, 2017 and 2018, our accounts receivable amounted to RMB16.1 billion, RMB16.4 billion and RMB11.1 billion (US$1.6 billion), respectively. The decrease in 2018 was primarily due to our derecognition of accounts receivable related to consumer financing through the sales type arrangements serviced by JD Digits. From early 2014, JD Digits started to provide consumer financing to our customers. As of December 31, 2016, 2017 and 2018, the balances of current portion of financing provided to our customers that affected accounts receivable balances amounted to RMB14.8 billion, RMB14.3 billion and RMB6.3 billion (US$0.9 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 1.3 days in 2016, 1.4 days in 2017 and 2.7 days in 2018. Annual accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues and then multiplied by 360 days.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide RMB funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

RMB may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries and our consolidated variable interest entities in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors and content partners, for example.

Our wholly foreign-owned subsidiaries may convert RMB amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our wholly foreign-owned subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by continuing operating activities	9,467	29,342	20,881	3,037
Net cash used in discontinued operating activities	(1,227)	(2,486)	—	—
Net cash provided by operating activities	8,240	26,856	20,881	3,037
Net cash used in continuing investing activities	(17,069)	(21,944)	(26,079)	(3,793)
Net cash used in discontinued investing activities	(28,412)	(17,871)	—	—
Net cash used in investing activities	(45,481)	(39,815)	(26,079)	(3,793)
Net cash provided by continuing financing activities	8,649	5,180	11,220	1,632
Net cash provided by discontinued financing activities	32,050	14,055	—	—
Net cash provided by financing activities	40,699	19,235	11,220	1,632
Effect of exchange rate changes on cash, cash equivalents and restricted cash	727	(642)	1,682	244
Net increase in cash, cash equivalents and restricted cash	4,185	5,634	7,704	1,120
Cash, cash equivalents and restricted cash at beginning of year	19,979	24,164	29,798	4,334
Cash, cash equivalents and restricted cash at end of year	24,164	29,798	37,502	5,454
Less: Cash, cash equivalents and restricted cash of held for sale	6,303	—	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of period	17,861	29,798	37,502	5,454

As a result of new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The impact of the retrospective reclassification on cash flows of operating activities for the years ended December 31, 2016 and 2017 was a decrease of RMB527 million and an increase of RMB2,035 million, respectively. The impact on cash flows of investing activities for the years ended December 31, 2016 and 2017 was an increase of RMB2,787 million and a decrease of RMB2,317 million, respectively.

Continuing Operating Activities

Net cash provided by operating activities in 2018 was RMB20,881 million (US$3,037 million). In 2018, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally depreciation and amortization of RMB5,560 million (US$809 million), share of results of equity investees of RMB1,113 million (US$162 million) and share-based compensation of RMB3,660 million (US$532 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB5,467 million (US$795 million), an increase in accrued expenses and other current liabilities of RMB5,158 million (US$750 million), a decrease of accounts receivable of RMB4,287 million (US$624 million) and a decrease in amount due from related parties of RMB1,770 million (US$257 million), partially offset by an increase in inventories of RMB2,342 million (US$341 million). The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in our sales of prepaid cards. The decrease in accounts receivable was due to the derecognition of consumer financing related accounts receivable through sales type arrangements. The increase in our inventories was due to the growth of our business.

Net cash provided by operating activities in 2017 was RMB29,342 million. In 2017, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally depreciation and amortization of RMB4,193 million, share of results of equity investees of RMB1,927 million, share-based compensation of RMB2,780 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB26,106 million, an increase in advance from customers of RMB2,139 million, an increase in accrued expenses and other current liabilities of RMB4,624 million and a decrease in amount due from related parties of RMB2,457 million, partially offset by an increase in inventories of RMB12,788 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount and the growth in our online marketplace business which resulted in the increase of vendor deposits. The increase in our advance from customers was due to the increase in our sales of prepaid cards. The increase in our inventories was due to the growth of our business.

Net cash provided by operating activities in 2016 was RMB9,467 million. In 2016, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally depreciation and amortization of RMB3,420 million, share of results of equity investees of RMB2,782 million, share-based compensation of RMB2,061 million and gain from business and investment dispositions of RMB1,233 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB14,519 million, an increase in advance from customers of RMB4,365 million and an increase in accrued expenses and other current liabilities of RMB3,710 million, partially offset by an increase in accounts receivable of RMB8,703 million, an increase in inventories of RMB8,373 million and an increase in amount due from related parties of RMB1,496 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in advance from customers related to the sales on our online marketplace, since third-party sellers tend to take longer to complete deliveries to the extent that they do not use our fulfillment services, as well as the increase in our sales of prepaid cards. The increase in our inventories was due to the growth of our business. The increase in accounts receivable was due to the growth of our business as well as the credit we extended for the financial products offered by JD Digits.

Continuing Investing Activities

Net cash used in investing activities in 2018 was RMB26,079 million (US$3,793 million), consisting primarily of the purchase of short-term investments, investment in equity investees, investment securities, purchases of property, equipment and software and cash paid for construction in progress, partially offset by the maturity of short-term investments and cash received from repayments of loans to JD Digits.

Net cash used in investing activities in 2017 was RMB21,944 million, consisting primarily of the purchase of short-term investments, investment in equity investees and investment securities, purchases of property, equipment and software, cash paid for construction in progress and land use rights, cash paid for loan originations offered by JD Digits, and increase in loans to JD Digits, partially offset by the maturity of short-term investments, cash received from loan repayments, and cash consideration received with respect to the reorganization of JD Digits.

Net cash used in investing activities in 2016 was RMB17,069 million, consisting primarily of the purchase of short-term investments, investment in equity investees, purchases of property, equipment and software, cash paid for construction in progress and land use rights, cash paid for loan originations offered by JD Digits and cash paid for business combinations, partially offset by the maturity of short-term investments, cash received from loan repayments and decrease in loans to JD Digits.

Continuing Financing Activities

Net cash provided by financing activities in 2018 was RMB11,220 million (US$1,632 million), consisting primarily of proceeds from issuance of equity securities by us and JD Logistics and long-term borrowings, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt, and our repurchase of ADSs.

Net cash provided by financing activities in 2017 was RMB5,180 million, consisting primarily of proceeds from short-term borrowings and nonrecourse securitization debt, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt.

Net cash provided by financing activities in 2016 was RMB8,649 million, consisting primarily of proceeds from our unsecured senior notes offering in April 2016, proceeds from short-term borrowings and nonrecourse securitization debt, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt and our repurchase of ADSs.

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2018, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB25,856 million (US$3,761 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital Expenditures

We made capital expenditures of RMB4,229 million, RMB11,356 million and RMB21,369 million (US$3,108 million) in 2016, 2017 and 2018, respectively. Our capital expenditures for 2016, 2017 and 2018 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth.

C.            Research and Development

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. We employed 16,380 research and development professionals to design, develop and operate our technology platform and to improve our AI, big data and cloud technologies and services as of December 31, 2018.

In the three years ended December 31, 2016, 2017 and 2018, our technology and content expenses, including share-based compensation expenses for research and development staff, were RMB4,453 million, RMB6,652 million and RMB12,144 million (US$1,766 million), respectively. Our technology and content expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, developing and posting content, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to enhance customer experience and provide value-added services to suppliers and third-party sellers.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.            Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments for offices and fulfillment infrastructures	10,014,358	3,596,926	4,006,156	1,366,458	1,044,818
Commitments for internet data center service fee	755,615	656,427	86,502	9,419	3,267
Capital commitments(1)	10,041,618	10,041,618	—	—	—
Long-term debt obligations(2)	9,874,583	—	3,413,264	3,088,440	3,372,879
Total	30,686,174	14,294,971	7,505,922	4,464,317	4,420,964

(1)         Our capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are to be paid in the following years according to the construction progress.

(2)         Our long-term debt obligations are mainly unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable.

Item 6.           Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	46	Chairman of the Board of Directors and Chief Executive Officer
Martin Chiping Lau	46	Director
Ming Huang	55	Independent Director
Louis T. Hsieh	54	Independent Director
Dingbo Xu	56	Independent Director
Lei Xu	44	Chief Executive Officer of JD Retail
Zhenhui Wang	44	Chief Executive Officer of JD Logistics
Sidney Xuande Huang	53	Chief Financial Officer
Yayun Li	38	Chief Compliance Officer

Richard Qiangdong Liu has been our chairman and chief executive officer since our inception. Mr. Liu has over 20 years of experience in the retail and e-commerce industries. In June 1998, Mr. Liu started his own business in Beijing, which was mainly engaged in the distribution of magneto-optical products. In January 2004, Mr. Liu launched his first online retail website. He founded our business later that year and has guided our development and growth since then. In December 2011, Mr. Liu received the prestigious award “2011 China Economic Person of the Year” from CCTV, China’s largest nationwide television network. Mr. Liu has received numerous other awards for his achievements in the e-commerce industry in China, such as “2011 Chinese Business Leader” and Fortune China’s “2012 Chinese Businessman.” Mr. Liu received a bachelor’s degree in sociology from Renmin University of China in Beijing and an EMBA degree from China Europe International Business School.

Martin Chiping Lau has served as our director since March 2014. Mr. Lau is president and executive director of Tencent Holdings Limited, a provider of comprehensive internet services serving the largest online community in China and listed on the Hong Kong Stock Exchange. In 2007, Mr. Lau was appointed as an executive director of Tencent. In 2006, Mr. Lau was promoted as the president of Tencent to manage the day-to-day operation of Tencent. In February 2005, he joined Tencent as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau also serves as a director of Vipshop Holdings Limited, an online discount retailer listed on the NYSE, a director of Tencent Music Entertainment Group, an online music entertainment platform in China listed on the NYSE, a director of Leju Holdings Limited, an online-to-offline real estate services provider in China listed on the NYSE, a non-executive director of Meituan Dianping, an e-commerce platform for service listed on the Hong Kong Stock Exchange, and a non-executive director of Kingsoft Corporation Limited, an internet based software developer, distributor and software service provider listed on the Hong Kong Stock Exchange. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan, a master of science degree in electrical engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.

Ming Huang has served as our independent director since March 2014. Mr. Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China Europe International Business School since July 2010. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director of Yingli Green Energy Holding Company Limited, a company listed on the NYSE. Mr. Huang is also an independent non-executive director of several companies listed on the Hong Kong Stock Exchange, including WH Group Limited, Fantasia Holdings Group Co., Ltd. and an independent director of 360 Security Technology Inc., a company listed on the Shanghai Stock Exchange. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.

Louis T. Hsieh has served as our independent director since May 2014. Mr. Hsieh has been the group chief financial officer of NIO Inc., a pioneer in China’s premium electric vehicle market listed on the NYSE (NYSE: NIO) since May 2017. Mr. Hsieh has served as the director of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE (NYSE: EDU), since March 2007, and served as its chief financial officer from 2005 to 2015 and its president from 2008 to 2016. He also has served as an independent director and chairman of audit committee of YUM China Holdings, Inc., an NYSE-listed fast food restaurant (NYSE: YUMC), since 2016. He was also the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2003 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Dingbo Xu has served as our independent director since May 2018. Professor Xu has served as a faculty member and professor in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai. Before joining China Europe International Business School in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu serves as the executive director of the editorial board of China Management Accounting Review, the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank, and the chairman of the expert panel of China Social Poverty Alleviation Network. Professor Xu has contributed his knowledge and expertise to the board of directors of several public companies. He was a member of the board of directors of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange, from September 2009 to April 2018. He currently serves on the board of directors of China Cinda Asset Management Co. Ltd, listed on the Hong Kong Stock Exchange, as well as SANY Heavy Industry, Kweichow Moutai Company Limited and Shanghai Shyndec Pharmaceutical Co., Ltd., all of which are listed on the Shanghai Stock Exchange. Professor Xu received his Ph.D in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.

Lei Xu is chief executive officer of JD Retail, responsible for the development, operation and strategy of our retail business, both online and offline. Since joining us in 2009, Mr. Xu has held several leadership roles within the sales and marketing divisions of our retail business, including head of marketing and branding, head of JD Wireless, and head of our marketing and platform operations. Under his leadership, we successfully rebranded ourselves from 360buy to JD.com and launched our popular mascot, Joy. Mr. Xu was responsible for the launch of JD Plus, the first paid membership service in China’s e-commerce industry, as well as our Super Brand Day strategic marketing program. He also leads our Kepler open platform, a key pillar of our “Retail as a Service” strategy that leverages our strengths in logistics, marketing, financial services, and other areas to help partners to expand their online businesses. Before joining us, Mr. Xu held several senior management roles in marketing and operations at Lenovo, Allyes and Belle E-Commerce. Mr. Xu holds an EMBA degree from China Europe International Business School.

Zhenhui Wang is chief executive officer of JD Logistics, an integrated supply chain management solutions provider. He joined us in April 2010. Under his leadership, JD Logistics has expanded rapidly both in terms of scale and breadth of operations. JD Logistics covers a wide range of services and solutions, including supply chain management, cold chain, express and after-sales service, as well as cross-border logistics. Mr. Wang previously served as a senior vice president and the head of our fulfillment operations. Prior to that, he led our smart devices business, where he built the JD+ smart ecosystem, the predecessor of our current smart services platform, Alpha. Prior to that, Mr. Wang served as regional head, in charge of logistics operations in North China. Prior to joining us, Mr. Wang served as head of national business operations at Eternal Asia Supply Chain Co. from 2008 to 2010, and as general manager of business sales at Lenovo from 1999 to 2007. Mr. Wang holds a bachelor’s degree in engineering from the University of Science and Technology Beijing and an EMBA from China Europe International Business School.

Sidney Xuande Huang has served as our chief financial officer since September 2013. Prior to joining us, Mr. Huang was the chief financial officer of VanceInfo Technologies Inc., an NYSE-listed IT services provider, and its successor company, Pactera Technology International Ltd., from July 2006 to September 2013. He was also the co-president of VanceInfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to VanceInfo Technologies Inc., he was the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang is currently a director of Bitauto, an internet company listed on the NYSE. Mr. Huang obtained his master’s degree in business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Yayun Li is our chief compliance officer, overseeing compliance, legal affairs and internal audits, as well as information security. She joined us in December 2007. Prior to her current role, Ms. Li served as vice president of our compliance department, where she developed a strong ethics and compliance program predicated on a “zero-tolerance” policy towards counterfeits and promoted a companywide culture of integrity by launching fraud prevention training, a whistle-blower program and an internal fraud investigation framework. She has also been responsible for establishing effective compliance and internal controls to meet U.S. listing requirements. Prior to her role in compliance, Ms. Li served as the head of our legal team. Ms. Li holds a master’s degree in law from Renmin University and an EMBA from China Europe International Business School.

B.            Compensation

In 2018, we paid an aggregate of approximately RMB9.3 million (US$1.4 million) in cash to our executive officers, and approximately US$0.2 million in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The maximum aggregate number of our shares which may be issued pursuant to all awards under the Share Incentive Plan is 525,896,116 shares as of the date of this annual report, consisting of 106,850,910 shares that have been issued to and reserved with Fortune Rising Holdings Limited under the Original Plans, and 419,045,206 shares that are reserved under the Share Incentive Plan. The number of shares reserved for future issuances under the Share Incentive Plan will be increased by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of the Share Incentive Plan commencing with the fiscal year ended December 31, 2018, the sixth fiscal year that occurs after the date when the 2013 Plan was adopted.

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

As of December 31, 2018, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 118,575,638 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 41,747,736 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.

In May 2015, the board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. The number of restricted shares, restricted share units and options granted to each of our other directors and executive officers represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of February 28, 2019. The awards to our other directors and executive officers have two-year, four-year, five-year or six-year vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from the year ended December 31, 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year vesting schedule.

In addition, JD Logistics adopted its own share incentive plan in 2018, which permits JD Logistics to grant stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants, and granted 187,844,000 share options in 2018.

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

Audit Committee

Our audit committee consists of Louis T. Hsieh, Ming Huang and Dingbo Xu. Mr. Hsieh is the chairman of our audit committee. We have determined that Mr. Hsieh, Mr. Huang and Mr. Xu satisfy the “independence” requirements of NASDAQ and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dingbo Xu and Louis T. Hsieh. Mr. Xu is the chairperson of our nominating and corporate governance committee. Mr. Xu and Mr. Hsieh satisfy the “independence” requirements of NASDAQ. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.            Employees

As of December 31, 2016, 2017 and 2018, we had a total of 116,343, 157,831 and 178,927 full-time employees, respectively.

The following tables give breakdowns of our employees as of December 31, 2018, by function:

Function	Number
Procurement	8,521
Warehouses	29,139
Delivery	95,138
Customer Service	16,676
Technology	16,380
Sales and Marketing	7,894
General and Administrative	5,179
TOTAL	178,927

With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate.

We invest resources in the recruitment of employees in support of our fast-growing business operations. In 2018, we recruited additional employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel in connection with the expansion of our technology platform. We have established comprehensive employee training and development systems that cover such topics as leadership, general competence, innovative skills, language skills, business capabilities, our corporate culture, the supply chain supporting business development, AI, big data, retail, marketing, finance, technology, fashion and art. We have an innovative dedicated training facility and have established a talent supply chain department to further strengthen our internal business-driven personnel training and development. As of December 31, 2018, over 640 management trainees had undergone our dedicated management training program. We also sponsored selected senior and mid-level managers to participate in part-time EMBA programs. In addition, we launched “Go to college in JD” program in association with well-known universities in November 2013. All employees are eligible to join the program voluntarily and get scholarship from us once they obtain their bachelor’s or master’s degree. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees from top universities worldwide.

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

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,907,939,381 ordinary shares outstanding as of February 28, 2019, comprising of (i)2,450,892,898 Class A ordinary shares, excluding the 57,876,466 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii)457,046,483 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	27,800,000	(1)	421,507,423	(1)	449,307,423	(1)	15.4	(1)	79.0	(2)
Martin Chiping Lau(3)	—		—		—		—		—
Ming Huang(4)	*		—		*		*		*
Louis T. Hsieh(5)	*		—		*		*		*
Dingbo Xu(6)	*		—		*		*		*
Lei Xu	*		—		*		*		*
Zhenhui Wang	*		—		*		*		*
Sidney Xuande Huang	*		—		*		*		*
Yayun Li	*		—		*		*		*
All Directors and Executive Officers as a Group	32,715,953		421,507,423		454,223,376		15.6		79.1	(2)

Principal Shareholders:
Max Smart Limited(7)	20,000,000		421,507,423		441,507,423		15.2		72.9
Huang River Investment Limited(8)	517,065,413		—		517,065,413		17.8		4.5
Walmart(9)	289,053,746		—		289,053,746		9.9		2.5
Fortune Rising Holdings Limited(10)	—		35,539,060		35,539,060		1.2		6.1

*                 Less than 1% of our total outstanding ordinary shares.

**          Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh, and Mr. Dingbo Xu, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)         Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited, (ii) 10,000,000 restricted ADSs, representing 20,000,000 Class A ordinary shares, owned by Max Smart Limited, and (iii) 7,800,000 class A ordinary shares Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after February 28, 2019. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (7) below. The ordinary shares beneficially owned by Mr. Liu do not include 35,539,060 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (10) below.

(2)         The aggregate voting power includes the voting power with respect to the 35,539,060 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (10) below.

(3)         Mr. Lau was appointed by Huang River Investment Limited. The business address of Mr. Lau is 48/F, South Tower, Tencent Binhai Building, Haitian 2nd Road, Nanshan District, Shenzhen, People’s Republic of China.

(4)         The business address of Mr. Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

(5)         The business address of Mr. Hsieh is Tower 2,37-B, I Austin Road West, Kowloon, Hong Kong.

(6)         The business address of Professor Xu is China Europe International Business School, 699 Hongfeng Road, Pudong, Shanghai 201206, China.

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

(8)         Represents (i) 486,245,393 Class A ordinary shares held by Huang River Investment Limited, and (ii) 15,410,010 ADSs, representing 30,820,020 Class A ordinary shares owned by Huang River Investment Limited or its affiliate. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly-owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. The registered address of Huang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)         Represents (i) 144,952,250 Class A ordinary shares and (ii) 72,050,748 ADSs, representing 144,101,496 Class A ordinary shares owned jointly by (i) Walmart, a corporation organized under the laws of the State of Delaware, (ii) Newheight Holdings Ltd., or Newheight, a company organized under the laws of the Cayman Islands, and (iii) Qomolangma Holdings Ltd., or Qomolangma, a company organized under the laws of the Cayman Islands. Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma. The address of the principal business office of Walmart is 702 S.W. Eighth Street, Bentonville, Arkansas 72716. The address of the principal business office of Newheight is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. The address of the principal business office of Qomolangma is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(10)  Represents 35,539,060 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction, and is therefore treated as our consolidated variable interest entity under U.S. GAAP. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2019, a total of 1,877,571,705 class A ordinary shares were held by five record holders in the United States, representing approximately 63.3% of our total outstanding shares on an as-converted basis (including the 57,876,466 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 73.8% Class A ordinary shares on record, representing approximately 62.4% of our total outstanding shares on record as of February 28, 2019 (including the 57,876,466 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We have ceased to have any obligation to effect any demand, piggyback or Form F-3 registration for the holders except for Huang River Investment Limited since May 28, 2016, the second anniversary after the completion of our initial public offering, and we have ceased to have effect any obligation to any registration for Huang River Investment Limited since March 10, 2019.

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

Business Cooperation with Tencent.  Huang River Investment Limited, a wholly-owned subsidiary of Tencent, has been a principal shareholder of us since March 2014. In 2016, we generated a total amount of RMB184 million commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB245 million advertising resources and payment processing services from Tencent and also generated a total amount of RMB52 thousand commission services revenues from online marketplace services provided to Tencent. In 2017, we generated a total amount of RMB261 million commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB675 million advertising resources and payment processing services from Tencent and also generated a total amount of RMB32 million fulfillment and commission services revenues from logistics and online marketplace services provided to Tencent. In 2018, we generated a total amount of RMB345 million (US$50 million) commission services revenues from cooperation on advertising business with Tencent, and also purchased a total amount of RMB1,176 million (US$171 million) advertising resources and payment processing services from Tencent and also generated a total amount of RMB277 million (US$40 million) fulfillment and commission services revenues from logistics and online marketplace services provided to Tencent. As of December 31, 2018, we had a total amount of RMB863 million (US$125 million) due from Tencent.

Agreements and Transactions Relating to JD Digits

On March 1, 2017, we entered into a framework agreement, or the Framework Agreement, and an intellectual property license and software technology services agreement, or the JD Digits IPLA, with JD Digits, and certain entities controlled by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, including Suqian Linghang Fangyuan Equity Investment Center, or Suqian Linghang, and Suqian Dongtai Jinrong Investment Management Center, or Suqian Dongtai. As of June 30, 2017, the reorganization of JD Digits had been completed. As a result, we disposed of all of our 68.6% equity interest in JD Digits and deconsolidated the financial results of JD Digits from ours since then. Pursuant to the agreements, we received approximately RMB14.3 billion in cash upon transaction closing with an economic gain of RMB14.2 billion and 40% of the future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In addition, we will be able to convert our profit sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us, which we refer to as the Maximum Interest, is subject to potential proportional dilution as a result of any future equity financings or ESOP increases of JD Digits. In connection with JD Digits’s additional round of financing in 2018, the Maximum Interest has been diluted to approximately 36%. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

Framework Agreement

The Framework Agreement, as amended, contains the following major provisions:

Liquidity Event Payment

Under the Framework Agreement, in the event of a liquidity event of JD Digits, if our total ownership of equity interests in JD Digits, if any, acquired as described under “—Potential Equity Interest” below, has not reached the Maximum Interest, we would be entitled, at our election, to receive a one-time payment up to the Maximum Interest percentage of the equity value, immediately prior to such liquidity event of JD Digits. If we acquire equity interests in JD Digits in an aggregate amount less than the Maximum Interest, then the percentage of JD Digits’s equity value used to calculate the liquidity event payment will be reduced proportionately. The above-mentioned maximum percentage of JD Digits’s equity interest that may be issued to us and JD Digits’s equity value in the form of liquidity payment to us at our election are subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Digits, and have been diluted from 40% to approximately 36% in connection with JD Digits’s additional round of financing in 2018.

In lieu of receiving the liquidity event payment, we may elect to receive payments under the profit sharing provision of the JD Digits IPLA described below in perpetuity, subject to the receipt of regulatory approvals, including under applicable stock exchange listing rules, required to permit continuation of the profit share following a liquidity event of JD Digits. If we so elect, in connection with such a liquidity event, JD Digits must use its commercially reasonable efforts to obtain such regulatory approvals. If such approvals are not obtained, then JD Digits will pay us the liquidity event payment described above.

A “liquidity event” as defined in the Framework Agreement includes (i) a qualified initial public offering of JD Digits, (ii) a change of control transaction, (iii) an issuance of approximately 36% or more of the securities of JD Digits (excluding issuance to Mr. Richard Qiangdong Liu, us and the respective controlled affiliates), (iv) a sale of all or substantially all of the assets of JD Digits, and (v) a liquidation, dissolution or winding up of JD Digits.

Potential Equity Interest

The Framework Agreement provides for future potential equity issuances to us by JD Digits. Under the Framework Agreement, in the event that JD Digits applies for and receives certain PRC regulatory approvals in the future, JD Digits will issue and we will purchase newly issued equity interests in JD Digits, up to the full 40% equity interest, or such lesser equity interest as may be permitted by the applicable regulatory approvals. This maximum percentage of potential equity interest that may be issued to us upon receipt of PRC regulatory approvals is subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Digits, and has been diluted to approximately 36% in connection with JD Digits’s additional round of financing in 2018.

If we were to acquire any of such newly issued equity interests, we will have a pre-emptive right prior to the time of a qualified IPO of JD Digits, in the event JD Digits issues additional equity interests to third parties, that will entitle us to acquire additional equity interests in order to maintain the equity ownership percentage we hold in JD Digits immediately prior to such third-party issuances.

If the liquidity event payment described above under “—Liquidity Event Payment” has not become payable upon a liquidity event of JD Digits, then our right to acquire up to the Maximum Interest will continue after such liquidity event.

The consideration to be paid by us to acquire any equity interest in JD Digits up to the Maximum Interest will be fully funded by payments from JD Digits in respect of certain intellectual property and software technology services we will provide to JD Digits.

To the extent we acquire the Maximum Interest pursuant to the provisions of the Framework Agreement, the liquidity event payment and the profit sharing arrangement under the JD Digits IPLA described in “—JD Digits Intellectual Property License and Software Technology Services Agreement” below will automatically terminate. If we acquire less than the Maximum Interest in JD Digits pursuant to the provisions of the Framework Agreement, the liquidity event payment amount and the profit sharing arrangement under the JD Digits IPLA will be proportionately reduced based on the amount of equity interests acquired by us.

We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own any equity interest in JD Digits would be difficult to obtain. There can be no assurance that such applicable regulatory rules and practices will change in the near future.

Certain Restrictions on the Transfer of JD Digits Equity Interests

Pursuant to the Framework Agreement, certain parties thereto, including in some cases our company, are subject to restrictions on the transfer of equity interests in JD Digits, including:

•                  prior to our acquisition of the Maximum Interest, none of Suqian Linghang, Suqian Dongtai or JD Digits may transfer or issue, as applicable, any equity interest in JD Digits to a non-PRC person or entity, and JD Digits shall cause its other shareholders not to do so; and

•                  in the event that we acquire any equity interest in JD Digits, any transfer of equity interest in JD Digits by Suqian Linghang or Suqian Dongtai, on the one hand, or our company, on the other hand, will be subject to a right of first refusal by the other party.

Non-competition Undertakings

Under the Framework Agreement, we and JD Digits have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. The Framework Agreement provides that JD Digits may not engage in the e-commerce business conducted by us from time to time, or the logical extensions thereof, and we are restricted from engaging in financial, financial derivatives and other finance-related business conducted by JD Digits and its subsidiaries from time to time, including consumer finance, supply chain finance, third-party payment, factoring, insurance brokerage and agency, crowdfunding, wealth management, securities brokerage, banking, financial leasing, asset management and credit reference businesses, except for insurance business and certain other permitted shared businesses. Each party may, however, make passive investments in competing businesses which such party does not control.

Corporate Governance Provisions

Pursuant to the Framework Agreement, we and JD Digits mutually recommended one person who JD Digits nominated as a member of its board of directors.

In addition, prior to our acquisition of the Maximum Interest, without the prior written consent of the audit committee of our board, JD Digits will not:

•                  issue any equity securities other than in a qualified IPO, unless the pre-money valuation of JD Digits on a consolidated basis implied by such issuance of equity securities is not less than the valuation of JD Digits implied by its issuance of equity securities to the investors as contemplated under the Framework Agreement;

•                  undertake or consummate, and neither Suqian Linghang nor Suqian Dongtai will otherwise permit, an initial public offering of JD Digits other than a qualified IPO; or

•                  undertake or consummate, and neither Suqian Linghang nor Suqian Dongtai will otherwise permit, any liquidity event of JD Digits involving a related party as a counter-party.

JD Digits Intellectual Property License and Software Technology Services Agreement

Under the terms of the JD Digits IPLA, we have agreed to license to JD Digits certain intellectual property rights and provide various software technology services to JD Digits.

Under the JD Digits IPLA, we will receive, in addition to a service fee, royalty streams related to JD Digits and its subsidiaries, which we refer to collectively as the profit sharing payments. The profit sharing payments will be paid annually and will equal the sum of an expense reimbursement plus the Maximum Interest percentage of the consolidated pre-tax income of JD Digits on a cumulative basis (subject to certain adjustments). The percentage of the consolidated pre-tax income of JD Digits payable to us in the form of the profit sharing payments is also subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Digits.

In addition, if we acquire any equity interest in JD Digits as described above under “—Framework Agreement—Potential Equity Interest,” the profit sharing payments will be reduced in proportion to such equity issuance and, at or prior to the time of such equity issuance, JD Digits will make a payment to us in consideration for the reduction in profit sharing payments. This payment by JD Digits will effectively fund our subscription for equity interest of JD Digits, and will result in our acquiring equity interests in JD Digits with effectively no cash impact to us, subject to applicable taxes.

The JD Digits IPLA will terminate (i) after our total equity interest ownership in JD Digits has reached the Maximum Interest, when a qualified IPO of JD Digits occurs; (ii) after a qualified IPO of JD Digits has occurred, when our total equity interest ownership in JD Digits reaches the Maximum Interest, each percentage above being subject to potential dilution as a result of any future equity financings or ESOP pool increases of JD Digits; or (iii) when the liquidity event payment as described above under “—Framework Agreement—Liquidity Event Payment” becomes payable.

Business Transactions with JD Digits and Its Subsidiaries

JD Digits is a related party controlled by our chairman of the board of directors and chief executive officer, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Digits. In 2016, 2017 and 2018, we provided services and sold goods to JD Digits in a total amount of RMB192 million, RMB181 million and RMB403 million (US$59 million), respectively. During the same periods, we provided traffic support, marketing and promotion services to JD Digits in a total amount of RMB101 million, RMB91 million and RMB46 million (US$7 million), respectively. In 2016, 2017 and 2018, we received payment processing and other services provided by JD Digits in the amount of RMB1,670 million, RMB2,936 million and RMB3,931 million (US$572 million), respectively. In 2016, 2017 and 2018, interest income in the amount of RMB533 million, RMB871 million and RMB180 million (US$26 million) was recognized in relation to the financial support provided to JD Digits by us. Based on a series of agreements signed on January 1, 2016, JD Digits will perform the credit risk assessment services and earn fees for providing such services, and JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due receivables related to the consumer financing business transferred from us to JD Digits were RMB423 million, RMB497 million and RMB242 million (US$35 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

We also transferred certain financial assets to JD Digits with or without recourse at fair value. The amount of accounts receivables transferred with recourse in 2017 and 2018 were RMB168 million and RMB1,388 million (US$202 million) and were not derecognized, while the amount of accounts receivables transferred without recourse in 2017 and 2018 were RMB1,584 million and RMB9,854 million (US$1,433 million) and were derecognized.

As of December 31, 2018, we had a total amount of RMB3,902 million (US$568 million) due from JD Digits.

As of June 30, 2017, the reorganization of JD Digits had been completed, and we disposed all of our equity interest in JD Digits. As part of the transaction, we received approximately RMB14.3 billion in cash with an economic gain of RMB14.2 billion in 2017. As JD Digits is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in capital in shareholders’ equity. We also retained the right to receive 40% of future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In connection with JD Digits’s additional round of financing in 2018, the percentage of profit sharing has been diluted to approximately 36%.

Transactions with Our Equity Investees

Business Transactions with Shanghai Icson and its subsidiaries, or Shanghai Icson Group.  As part of our transactions with Tencent in March 2014, we acquired a 9.9% stake in Shanghai Icson. In 2016, we purchased and received services from Shanghai Icson Group in a total amount of RMB21 million. As we acquired the remaining equity interest in Shanghai Icson from Tencent in April 2016, we have consolidated its financial results since then.

Traffic Support, Marketing and Promotion Services Provided to Bitauto and its subsidiaries, or Bitauto Group.  Bitauto Group is an equity investee of us. In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million as consideration for the newly issued ordinary shares of Bitauto. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Bitauto which had a fair value of US$497 million were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from April 2015. In 2016, 2017 and 2018, net service revenues in the amount of RMB611 million, RMB609 million and RMB609 million (US$89 million) had been recognized, respectively. In June 2016, we subscribed for 2,471,577 of newly issued ordinary shares from Bitauto for a consideration of US$50 million. As of December 31, 2018, we had a total amount of RMB771 million (US$112 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group.

Traffic Support, Marketing and Promotion Services Provided to Tuniu and its subsidiaries, or Tuniu Group.  Tuniu Group is an equity investee of us. In May 2015, we invested in Tuniu with a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for the newly issued ordinary shares of Tuniu. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Tuniu which had a fair value of US$108 million were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from August 2015. In 2016, 2017 and 2018, net service revenues in the amount of RMB132 million, RMB132 million and RMB132 million (US$19 million) had been recognized, respectively. As of December 31, 2018, we had a total amount of RMB215 million (US$31 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group. As of December 31, 2018, we had an amount of RMB585 thousand (US$85 thousand) due to Tuniu Group.

Traffic Support, Marketing and Promotion Services Provided to and Non-compete Obligation with Dada and its subsidiaries, or Dada Group.  Dada Group is an equity investee of us. In April 2016, we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Dada which had a fair value of approximately US$67 million were recorded as deferred revenues and would be recognized as net service revenues, and the non-compete obligation with Dada Group which had a fair value of approximately US$83 million were recorded as other liabilities and would be recognized as other income over a period of seven years on a straight line basis starting from May 2016. In 2016, 2017 and 2018, net service revenues in the amount of RMB41 million, RMB62 million and RMB62 million (US$9 million) and other income in the amount of RMB53 million, RMB80 million and RMB79 million (US$11 million) had been recognized, respectively. As of December 31, 2018, we had a total amount of RMB269 million (US$39 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group and a total amount of RMB354 million (US$52 million) other liabilities in relation to non-compete obligation with Dada Group.

Business Transactions with Dada and its subsidiaries, or Dada Group. In 2016, 2017 and 2018, we provided services and sold goods to Dada Group in a total amount of RMB124 million, RMB38 million and RMB60 million (US$9 million), respectively, and in the same periods, we also received services from Dada Group in a total amount of RMB137 million, RMB694 million and RMB939 million (US$137 million), respectively. As of December 31, 2018, we had a total amount of RMB118 million (US$17 million) due to Dada Group.

Bridge Financing to Yixin and its subsidiaries, or Yixin Group. On October 27, 2017, to provide a temporary bridge financing to Yixin Group, we entered into an entrusted loan agreement with Yixin Group and an independent third-party PRC commercial bank whereby we lent a total of RMB1,000 million to Yixin Group. The commercial terms of the bridge loan were comparable to the terms in arms’ length transactions with third-party borrowers. Yixin Group repaid the bridge loan and associated interest before December 31, 2017.

Our transactions with equity investees other than those discussed above were insignificant, individually or in the aggregate, in each of the past three fiscal years.

Others

In addition, Mr. Richard Qiangdong Liu, our chairman and chief executive officer, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.

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

Certain Agreements with Google

In June 2018, we entered into a series of agreements with Google in relation to our strategic partnership with Google. Set forth below is a summary of certain of the agreements.

Share Subscription Agreement.  On June 18, 2018, we entered into a share subscription agreement with Google LLC, pursuant to which Google LLC subscribed for 27,106,948 of our newly issued Class A ordinary shares, representing approximately 0.93% of our total outstanding shares (prior to the issuance of such shares) as of May 31, 2018.

Investor Rights Agreement.  On June 18, 2018, we entered into an investor rights agreement with Google LLC, pursuant to which:

•                  Observer right.  So long as Google LLC and certain wholly-owned subsidiaries of Google LLC hold at least 10% of our outstanding share capital on a fully diluted basis, Google LLC has the right to designate one senior executive to attend all meetings of our board of directors in a non-voting observer capacity;

•                  Registration rights.  After the expiration of a period of 12 months following June 18, 2018, Google LLC has certain demand registration rights, piggyback registration rights and F-3 registration rights under the investor rights agreement with respect to their registrable securities, including ordinary shares issued under the share subscription agreement;

•                  Preemptive rights with respect to share issuance.  Within the first 24 months after June 18, 2018, so long as Google LLC does not transfer or otherwise dispose of any of the Class A ordinary shares it acquired pursuant to the share subscription agreement, if we propose to issue certain new securities, Google LLC or a wholly-owned subsidiary of Google LLC designated by Google LLC pursuant to the investor rights agreement has the right to purchase such number of new securities under the same terms and conditions at its election so as to enable Google LLC to hold a pro rata portion of the new securities equal to the percentage of our share capital on a fully diluted basis then held by Google LLC.

•                  Transfer restrictions.  Google LLC agreed to certain lock-up and other transfer restrictions provided in the investor rights agreement.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt entities (including private foundations), investors who are not U.S. Holders, investors liable for the alternative minimum tax, investors who acquired their ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors subject to the 3.8% Medicare tax on their net investment income, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2018 and in future taxable years.

Subject to the foregoing uncertainties, based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2018 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (ii) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the NASDAQ Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2018 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we believe that we would be eligible for the benefits under the Treaty and that we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the RMB in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2018, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB17.7 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$3.2 billion. Assuming we had converted RMB17.7 billion into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our U.S. dollar cash balance would have been US$5.7 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$5.5 billion instead. Assuming we had converted US$3.2 billion into RMB at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our RMB cash balance would have been RMB39.4 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB41.8 billion instead.

Inflation

Inflation in China has not affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2018, we were entitled to receive approximately US$10.9 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2017		2018
Audit fees(1)	US$	4,291,709	US$	4,074,302
Audit-related fees(2)	US$	41,324	US$	1,205,401
All other fees(3)	US$	228,015	US$	207,103

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2017 and 2018, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 25, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over the next 12 months from December 26, 2018 through December 25, 2019. The share repurchase program was publicly announced on December 26, 2018.

As of December 31, 2018, we had repurchased approximately 1.4 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us in 2018. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 26, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
December 26 — December 31, 2018	1,396,200	US$	21.48	1,396,200	US$	970,001,386
Total	1,396,200	US$	21.48	1,396,200	US$	970,001,386

Item 16F.                  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                Corporate Governance

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2018. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval.

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
4.1

Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-200450), as amended, initially filed with the Securities and Exchange Commission on November 21, 2014)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4

English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated November 20, 2017 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

Exhibit Number	Description of Document
4.5

English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.6

English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.7*

English translation of the Second Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd., dated June 15, 2016

4.8

English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.9

English translation of the Amended and Restated Business Cooperation Agreement between Beijing Jingdong Century Trade Co., Ltd., Shanghai Shengdayuan Information Technology Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.10

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.11

English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated November 20, 2017 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.12

English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.13

English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.14

English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.15*

English translation of the Second Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd., dated June 15, 2016

4.16

English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

Exhibit Number	Description of Document
4.17

English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.18

English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated August 25, 2016 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.19

Strategic Cooperation Agreement by and between the Registrant and Tencent Holdings Limited dated March 10, 2014 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.20

English translation of Business Cooperation Agreement between the Registrant and Bitauto Holdings Limited, dated January 9, 2015 (incorporated herein by reference to Exhibit 99.3 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26, 2015)

4.21

Amended and Restated Investor Rights Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016 (incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A (File No. 005-85981) filed with the Securities and Exchange Commission on June 21, 2016)

4.22*

English translation of Executed Form of the Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.23*	English translation of Executed Form of the Power of Attorney by the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect
4.24*

English translation of Executed Form of the Exclusive Technology Consulting and Service Agreement between a wholly-owned subsidiary of the Registrant and a Chinese variable interest entity of the Registrant, as currently in effect

4.25*

English translation of Executed Form of the Business Operations Agreement between a wholly-owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.26*

English translation of Executed Form of the Exclusive Purchase Option Agreement between a wholly-owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.27*

English translation of Executed Form of the Loan Agreement between a wholly-owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.28

English translation of Executed Form of the Termination Agreement between a wholly-owned subsidiary of the Registrant, a Chinese variable interest entity of the Registrant, and the former shareholders of a Chinese variable interest entity, as currently in effect (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.29

English translation of Executed Form of the Subscription Agreement between a Chinese variable interest entity of the Registrant and Yonghui, dated August 7, 2015 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-36450) filed with the Securities and Exchange Commission on April 18, 2016)

4.30

Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

Exhibit Number	Description of Document
4.31

Framework Agreement by and among the Registrant, Beijing Jingdong Financial Technology Holding Co., Ltd. and other parties listed therein, dated March 1, 2017 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.32

Intellectual Property License and Software Technology Services Agreement between the Registrant and Beijing Jingdong Financial Technology Holding Co., Ltd., dated March 1, 2017 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.33

English translation of Conditional Share Subscription Agreement by and between Suqian Jingdong Sanhong Enterprise Management Center (L.P.) and China United Network Communications Limited, dated August 16, 2017 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.34

Subscription Agreement by and among Vipshop Holdings Limited, Windcreek Limited, and Tencent Mobility Limited, dated December 17, 2017 (incorporated herein by reference to Exhibit 99.2 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018)

4.35

Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018)

4.36

English summary of Strategic Partnership Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among Dalian Wanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.37

Series A Preference Shares Subscription Agreement by and between Jingdong Express Group Corporation and purchasers listed therein, dated February 14, 2018 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.38

Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.39

US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.40*	Investor Rights Agreement, by and between the Registrant and Google LLC, dated as of June 18, 2018
4.41*	Subscription Agreement, by and between the Registrant and Google LLC, dated as of June 18, 2018
4.42*	Subscription Agreement relating to the offering of limited partnership interests in JD Logistics Properties Core Fund, L.P.
4.43*†	Share Purchase Agreement, by and between Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, as sellers, and JD Star Development X (HK) Limited, as purchaser, dated as of February 27, 2019
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Zhong Lun Law Firm
99.1***	Consolidated Financial Statements of Dada Nexus Limited as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018
99.2***	Consolidated Financial Statements of Bitauto Holdings Limited as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018
99.3***	Consolidated Financial Statements of Tuniu Corporation as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                             Filed herewith

**                      Furnished herewith

***               To be filed by amendment within six months of December 31, 2018

†                             Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman and Chief Executive Officer

Date: April 15, 2019

JD.com, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JD.com, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for investments in equity securities in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 15, 2019

We have served as the Company’s auditor since 2010.

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$ Note 2(g)
ASSETS
Current assets
Cash and cash equivalents	25,688,327	34,262,445	4,983,266
Restricted cash	4,110,210	3,239,613	471,182
Short-term investments	8,587,852	2,035,575	296,062
Accounts receivable, net	16,359,147	11,109,988	1,615,881
Advance to suppliers	394,574	477,109	69,393
Inventories, net	41,700,379	44,030,084	6,403,910
Loan receivables, net	5,132,698	2,716,475	395,095
Prepayments and other current assets	2,258,904	3,848,225	559,699
Amount due from related parties	10,796,561	3,136,265	456,151
Total current assets	115,028,652	104,855,779	15,250,639
Non-current assets
Property, equipment and software, net	12,574,178	21,082,838	3,066,372
Construction in progress	3,196,516	6,553,712	953,198
Intangible assets, net	6,692,717	5,011,706	728,922
Land use rights, net	7,050,809	10,475,658	1,523,621
Goodwill	6,650,570	6,643,669	966,282
Investment in equity investees	18,551,319	31,356,616	4,560,631
Investment securities	10,027,813	15,901,573	2,312,788
Deferred tax assets	158,250	103,158	15,004
Other non-current assets	2,227,942	5,283,948	768,518
Amount due from related parties	1,896,200	1,896,200	275,791
Total non-current assets	69,026,314	104,309,078	15,171,127
Total assets	184,054,966	209,164,857	30,421,766

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$ Note 2(g)
LIABILITIES

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB7,577,086 and RMB9,234,523 as of December 31, 2017 and 2018, respectively. Note 1)

Short-term borrowings	200,000	147,264	21,419
Nonrecourse securitization debt	12,684,881	4,397,670	639,615
Accounts payable	74,337,708	79,985,018	11,633,338
Advance from customers	13,605,298	13,017,603	1,893,332
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB813,525 and RMB863,480 as of December 31, 2017 and 2018, respectively)	1,592,332	1,980,489	288,050
Taxes payable	658,220	825,677	120,090
Amount due to related parties	54,342	215,614	31,360
Accrued expenses and other current liabilities	15,117,840	20,292,680	2,951,448
Total current liabilities	118,250,621	120,862,015	17,578,652
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB1,273,545 and RMB463,153 as of December 31, 2017 and 2018, respectively)	1,273,545	463,153	67,363
Nonrecourse securitization debt	4,475,238	—	—
Unsecured senior notes	6,447,357	6,786,143	987,004
Deferred tax liabilities	882,248	828,473	120,496
Long-term borrowings	—	3,088,440	449,195
Other non-current liabilities	337,254	308,489	44,868
Total non-current liabilities	13,415,642	11,474,698	1,668,926
Total liabilities	131,666,263	132,336,713	19,247,578

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$ Note 2(g)
Commitments and contingencies (Note 33)

MEZZANINE EQUITY
Convertible redeemable non-controlling interests (Note 23)	—	15,961,284	2,321,472

SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,477,346,590 Class A ordinary shares issued and 2,406,652,132 outstanding, 461,362,309 Class B ordinary shares issued and 446,011,297 outstanding as of December 31, 2017; 2,507,473,330 Class A ordinary shares issued and 2,447,926,638 outstanding, 458,342,517 Class B ordinary shares issued and 446,369,717 outstanding as of December 31, 2018.)	377	380	55
Additional paid-in capital	76,254,607	82,832,895	12,047,545
Statutory reserves	635,966	1,400,412	203,681
Treasury stock	(4,457,608)	(3,783,729)	(550,321)
Accumulated deficit	(22,234,609)	(24,038,081)	(3,496,194)
Accumulated other comprehensive income	1,842,081	3,359,096	488,560
Total JD.com, Inc. shareholders’ equity	52,040,814	59,770,973	8,693,326
Non-controlling interests	347,889	1,095,887	159,390
Total shareholders’ equity	52,388,703	60,866,860	8,852,716
Total liabilities, mezzanine equity and shareholders’ equity	184,054,966	209,164,857	30,421,766

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Income/(Loss)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(g)
Net revenues
Net product revenues (formerly known as online direct sales)	237,943,632	331,824,410	416,108,746	60,520,507
Net service revenues (formerly known as services and others)	20,346,315	30,507,344	45,911,013	6,677,480
Total net revenues	258,289,947	362,331,754	462,019,759	67,197,987
Operating expenses
Cost of revenues	(222,934,637)	(311,516,831)	(396,066,126)	(57,605,429)
Fulfillment	(18,559,691)	(25,865,128)	(32,009,658)	(4,655,612)
Marketing	(10,158,686)	(14,918,107)	(19,236,740)	(2,797,868)
Technology and content	(4,452,708)	(6,652,374)	(12,144,383)	(1,766,327)
General and administrative	(3,435,878)	(4,214,790)	(5,159,666)	(750,442)
Impairment of goodwill and intangible assets	—	—	(22,317)	(3,246)
Total operating expenses	(259,541,600)	(363,167,230)	(464,638,890)	(67,578,924)
Loss from operations	(1,251,653)	(835,476)	(2,619,131)	(380,937)
Other income/(expense)
Share of results of equity investees	(2,781,909)	(1,926,720)	(1,113,105)	(161,894)
Interest income	1,226,852	2,530,490	2,117,921	308,039
Interest expense	(618,567)	(963,742)	(854,538)	(124,287)
Others, net	1,543,376	1,316,408	95,175	13,843
Income/(loss) before tax	(1,881,901)	120,960	(2,373,678)	(345,236)
Income tax expenses	(166,391)	(139,593)	(426,872)	(62,086)
Net loss from continuing operations	(2,048,292)	(18,633)	(2,800,550)	(407,322)
Net income/(loss) from discontinued operations, net of tax	(1,365,432)	6,915	—	—
Net loss	(3,413,724)	(11,718)	(2,800,550)	(407,322)
Net loss from continuing operations attributable to non-controlling interests shareholders	(47,848)	(135,452)	(311,409)	(45,293)
Net loss from discontinued operations attributable to non-controlling interests shareholders	(3,743)	(5,030)	—	—
Net income from continuing operations attributable to mezzanine classified non-controlling interests shareholders	—	—	2,492	362
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	444,657	281,021	—	—
Net loss attributable to ordinary shareholders	(3,806,790)	(152,257)	(2,491,633)	(362,391)

Including: Net loss from discontinued operations attributable to ordinary shareholders	(1,806,346)	(269,076)	—	—
Net income/(loss) from continuing operations attributable to ordinary shareholders	(2,000,444)	116,819	(2,491,633)	(362,391)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Operations and Comprehensive Income/(Loss)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(g)

Net loss	(3,413,724)	(11,718)	(2,800,550)	(407,322)
Other comprehensive income:
Foreign currency translation adjustments	943,616	(822,052)	2,696,784	392,231
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains/(losses), nil of tax	(78,792)	1,473,014	237,585	34,555
Reclassification adjustment for (gains)/losses recorded in net income, nil of tax	123,743	(352,274)	(260,712)	(37,919)
Net unrealized gains/(losses) on available-for-sale securities	44,951	1,120,740	(23,127)	(3,364)
Total other comprehensive income	988,567	298,688	2,673,657	388,867
Total comprehensive income/(loss)	(2,425,157)	286,970	(126,893)	(18,455)
Total comprehensive loss attributable to non-controlling interests shareholders	(51,591)	(140,482)	(311,409)	(45,293)
Total comprehensive income attributable to mezzanine classified non-controlling interests shareholders	444,657	281,021	2,492	362
Total comprehensive income/(loss) attributable to ordinary shareholders	(2,818,223)	146,431	182,024	26,476

Net income/(loss) per share
Basic
Continuing operations	(0.71)	0.04	(0.87)	(0.13)
Discontinued operations	(0.64)	(0.09)	—	—
Net loss per share	(1.36)	(0.05)	(0.87)	(0.13)
Diluted
Continuing operations	(0.71)	0.04	(0.87)	(0.13)
Discontinued operations	(0.64)	(0.09)	—	—
Net loss per share	(1.36)	(0.05)	(0.87)	(0.13)
Weighted average number of shares
Basic	2,804,767,889	2,844,826,014	2,877,902,678	2,877,902,678
Diluted	2,804,767,889	2,911,461,817	2,877,902,678	2,877,902,678

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note2(g)
Cash flows from operating activities:
Net loss	(3,413,724)	(11,718)	(2,800,550)	(407,322)
(Income)/loss from discontinued operation, net of income tax	1,365,432	(6,915)	—	—
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,420,289	4,192,716	5,560,034	808,673
Share-based compensation	2,061,432	2,780,062	3,659,989	532,323
(Gains)/losses from disposal of property, equipment and software	18,478	11,591	(11,166)	(1,624)
Deferred income tax	(34,782)	(221,010)	(10,454)	(1,520)
Amortization of discounts and issuance costs of the unsecured senior notes	8,622	13,426	13,649	1,985
Impairment of goodwill and intangible assets	—	—	22,317	3,246
Impairment of investments	542,946	139,823	593,138	86,268
Fair value change of long-term investments	—	—	1,512,979	220,054
Gains from business and investment disposals	(1,232,853)	(74,965)	(1,320,266)	(192,025)
Share of results of equity investees	2,781,909	1,926,720	1,113,105	161,894
Foreign exchange (gains)/losses	143,125	(213,482)	192,491	27,997
Changes in operating assets and liabilities:
Accounts receivable	(8,703,383)	(545,991)	4,287,004	623,519
Inventories	(8,372,953)	(12,788,337)	(2,342,058)	(340,638)
Advance to suppliers	341,817	(137,457)	(75,370)	(10,962)
Prepayments and other current assets	(472,714)	(328,041)	(899,139)	(130,774)
Amount due from related parties	(1,496,349)	2,456,933	1,769,930	257,426
Other non-current assets	178,815	(372,576)	44,990	6,544
Accounts payable	14,518,806	26,106,191	5,466,698	795,096
Advance from customers	4,365,280	2,138,964	(745,854)	(108,480)
Deferred revenues	(725,788)	(374,042)	(603,464)	(87,770)
Taxes payable	445,585	92,932	166,120	24,161
Accrued expenses and other current liabilities	3,710,000	4,624,014	5,158,390	750,257
Amount due to related parties	16,907	(66,370)	128,909	18,749
Net cash provided by continuing operating activities	9,466,897	29,342,468	20,881,422	3,037,077
Net cash used in discontinued operating activities	(1,226,526)	(2,485,741)	—	—
Net cash provided by operating activities	8,240,371	26,856,727	20,881,422	3,037,077

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note2(g)
Cash flows from investing activities:
Purchase of short-term investments	(16,148,733)	(9,288,743)	(2,518,000)	(366,228)
Maturity of short-term investments	12,128,500	7,211,608	9,053,087	1,316,717
Purchases of investment securities	(50,000)	(7,824,277)	(4,562,283)	(663,557)
Cash received from disposal of investment securities	16,440	—	317,975	46,248
Prepayments and investments in equity investees	(7,146,498)	(6,207,880)	(17,398,204)	(2,530,463)
Cash received from disposal of equity investment	29,558	202,774	1,606,338	233,632
Cash paid for loan originations	(14,003,737)	(24,379,691)	(36,432,214)	(5,298,846)
Cash received from loan repayments	11,093,692	23,019,358	38,984,140	5,670,008
Purchase of property, equipment and software	(2,140,802)	(3,294,286)	(9,743,453)	(1,417,126)
Cash paid for construction in progress	(1,359,364)	(3,267,277)	(7,358,939)	(1,070,313)
Purchase of intangible assets	(50,438)	(8,774)	(130,797)	(19,024)
Purchase of land use rights	(678,328)	(4,785,538)	(4,136,305)	(601,601)
Cash paid for business combination, net of cash acquired (Note 8)	(615,849)	(160,658)	(19,578)	(2,848)
Loans (provided to)/settled by JD Digits	1,856,144	(6,187,891)	6,259,241	910,369
Proceeds from JD Digits reorganization (Note 6)	—	13,027,155	—	—
Net cash used in continuing investing activities	(17,069,415)	(21,944,120)	(26,078,992)	(3,793,032)
Net cash used in discontinued investing activities	(28,412,020)	(17,871,171)	—	—
Net cash used in investing activities	(45,481,435)	(39,815,291)	(26,078,992)	(3,793,032)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(g)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	—	3,531,870	513,689
Repurchase of ordinary shares	(5,338,274)	—	(205,886)	(29,945)
Purchase of capped call options	(2,007,100)	—	—	—
Proceeds from settlement of capped call options	1,463,218	737,501	—	—
Proceeds from issuance of ordinary shares pursuant to stock plans	82,396	135,745	48,555	7,062
Proceeds from issuance of convertible redeemable preferred shares of JD Logistics, net	—	—	15,958,792	2,321,110
Capital injection from non-controlling interest shareholders	173,550	209,725	805,561	117,164
Proceeds from short-term borrowings	3,029,576	700,000	1,179,422	171,540
Repayment of short-term borrowings	(3,491,500)	(2,356,888)	(1,200,000)	(174,533)
Proceeds from long-term borrowings	—	—	2,890,575	420,417
Proceeds from unsecured senior notes, net of discount and debt issuance costs	6,355,969	—	—	—
Proceeds from nonrecourse securitization debt	9,302,000	16,500,000	—	—
Repayment of nonrecourse securitization debt	(920,510)	(10,889,371)	(11,960,194)	(1,739,538)
Proceeds from other financing activities, net	—	143,653	171,233	24,905
Net cash provided by continuing financing activities	8,649,325	5,180,365	11,219,928	1,631,871
Net cash provided by discontinued financing activities	32,050,146	14,054,620	—	—
Net cash provided by financing activities	40,699,471	19,234,985	11,219,928	1,631,871

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	726,462	(641,534)	1,681,163	244,515
Net increase in cash, cash equivalents, and restricted cash	4,184,869	5,634,887	7,703,521	1,120,431
Cash, cash equivalents, and restricted cash at beginning of year	19,978,781	24,163,650	29,798,537	4,334,017
Cash, cash equivalents, and restricted cash at end of year	24,163,650	29,798,537	37,502,058	5,454,448
Less: Cash, cash equivalents, and restricted cash of discontinued operations at end of year	6,302,974	—	—	—
Cash, cash equivalents, and restricted cash of continuing operations at end of year	17,860,676	29,798,537	37,502,058	5,454,448

Supplemental cash flow disclosures of continuing operations:
Cash paid for income taxes	(110,498)	(240,899)	(666,305)	(96,910)
Cash paid for interest	(515,234)	(577,306)	(421,035)	(61,237)

Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares in connection with Walmart Transactions, net	9,592,258	—	—	—
Equity investments obtained through commitment of future services and contribution of certain business	2,164,050	—	181,228	26,359

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury stock		Additional		Accumulated other			Total Shareholders’
	Shares	Amount	Shares	Amount	paid-in capital	Statutory reserves	comprehensive income/(loss)	Accumulated deficit	Non-controlling interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	2,793,756,650	358	(51,766,164)	(3)	48,393,126	55,560	554,826	(18,420,834)	137,833	30,720,866
Issuance of ordinary shares	144,952,250	19	—	—	9,592,239	—	—	—	—	9,592,258
Repurchase of ordinary shares	—	—	(62,131,568)	(5,338,276)	(543,880)	—	—	—	—	(5,882,156)
Surrender of ordinary shares by certain shareholder	(1)	—	—	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	(444,657)	—	—	—	—	(444,657)
Exercise of share-based awards	—	—	2,820,648	77,496	(3,293)	—	—	—	—	74,203
Share-based compensation and vesting of share-based awards	—	—	8,812,582	78,903	2,264,882	—	—	—	—	2,343,785
Net loss	—	—	—	—	—	—	—	(3,362,133)	(51,591)	(3,413,724)
Foreign currency translation adjustment	—	—	—	—	—	—	943,616	—	—	943,616
Net change in unrealized gains on available for sale securities	—	—	—	—	—	—	44,951	—	—	44,951
Statutory reserves	—	—	—	—	—	77,378	—	(77,378)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	183,720	183,720
Balance as of December 31, 2016	2,938,708,899	377	(102,264,502)	(5,181,880)	59,258,417	132,938	1,543,393	(21,860,345)	269,962	34,162,862
Repurchase of ordinary shares	—	—	—	—	737,501	—	—	—	—	737,501
Accretion of redeemable non-controlling interests	—	—	—	—	(281,021)	—	—	—	—	(281,021)
Exercise of share-based awards	—	—	4,116,816	259,583	(114,556)	—	—	—	—	145,027
Share-based compensation and vesting of share-based awards	—	—	12,102,216	464,689	2,460,785	—	—	—	—	2,925,474
Net loss	—	—	—	—	—	—	—	128,764	(140,482)	(11,718)
Foreign currency translation adjustment	—	—	—	—	—	—	(822,052)	—	—	(822,052)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	1,120,740	—	—	1,120,740
Statutory reserves	—	—	—	—	—	503,028	—	(503,028)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	231,055	231,055
Gain from JD Digits reorganization	—	—	—	—	14,193,481	—	—	—	(12,646)	14,180,835
Balance as of December 31, 2017	2,938,708,899	377	(86,045,470)	(4,457,608)	76,254,607	635,966	1,842,081	(22,234,609)	347,889	52,388,703
Cumulative effect of changes in accounting principles related to revenue recognition and financial instruments	—	—	—	—	—	—	(1,156,642)	1,452,607	—	295,965
Issuance of ordinary shares	27,106,948	3	—	—	3,531,867	—	—	—	—	3,531,870
Repurchase of ordinary shares	—	—	(2,792,400)	(205,886)	—	—	—	—	—	(205,886)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(2,492)	—	(2,492)
Exercise of share-based awards	—	—	1,077,036	67,982	(30,792)	—	—	—	—	37,190
Share-based compensation and vesting of share-based awards	—	—	16,241,342	811,783	2,447,238	—	—	—	400,968	3,659,989
Net loss	—	—	—	—	—	—	—	(2,489,141)	(311,409)	(2,800,550)
Foreign currency translation adjustment	—	—	—	—	—	—	2,696,784	—	—	2,696,784
Net change in unrealized gains on available-for-sale debt securities	—	—	—	—	—	—	(23,127)	—	—	(23,127)
Statutory reserves	—	—	—	—	—	764,446	—	(764,446)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	658,439	658,439
Share of changes in the equity investee’s capital accounts	—	—	—	—	629,975	—	—	—	—	629,975
Balance as of December 31, 2018	2,965,815,847	380	(71,519,492)	(3,783,729)	82,832,895	1,400,412	3,359,096	(24,038,081)	1,095,887	60,866,860

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.     Principal activities and organization

JD.com, Inc. (the “Company”), through its wholly-owned subsidiaries, consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) serves consumers through its retail websites mainly www.jd.com and mobile apps, focuses on selection, price and convenience, offers programs that enable third-party sellers to sell their products on its websites and to fulfill the orders either by the sellers or through the Group (known as “online marketplace”), provides comprehensive supply chain solutions, primarily including warehousing, transportation, delivery and after-sales service to third-party sellers on its online marketplace and merchants that do not sell products on its online marketplace through the Group’s logistics business (“JD Logistics”), and also offered financial services to its suppliers, third-party sellers and qualified individual customers through the Group’s finance business (“JD Digits”, formerly known as “JD Finance”), which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits (Note 6). The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

As of December 31, 2018, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.     Principal activities and organization (Continued)

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	100%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
Jingdong Express Group Corporation (“Jingdong Express”)	100%	Cayman Islands, January 2012
JD.com E-Commerce (Technology) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Tianjin Star East Co., Ltd.	100%	Tianjin, China, April 2012
JD.com E-Commerce (Investment) Hong Kong Co., Ltd	100%	Hong Kong, China, July 2013
JD.com American Technologies Corporation	100%	Delaware, USA, August 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Overseas Innovation Limited	100%	Hong Kong, China, October 2014
JD.com International (Singapore) Pte. Ltd.	100%	Singapore, November 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD.com Asia Investment Corporation	100%	Cayman Islands, March 2015
Suqian Hanbang Investment Management Co., Ltd	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	100%	Xi’an, China, May 2017
Xi’an Jingdong Xuncheng Logistics Co., Ltd.	100%	Xi’an, China, June 2017
Jingdong Express International Limited	100%	British Virgin Islands, November 2017
Beijing Jinghong Logistics Co., Ltd.	100%	Beijing, China, November 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Logistics Holding Limited	100%	Cayman Islands, March 2018

Place and date of incorporation
Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)	Beijing, China, April 2007
Fortune Rising Holdings Ltd. (“Fortune Rising”)	British Virgin Islands, May 2008
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)	Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)	Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)	Xi’an, China, June 2017

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)	Beijing, China, August 2012
Hengqin Junze Management Consulting Co., Ltd.	Guangdong, China, April 2017
Suqian Jingdong Mingfeng Enterprise Management Co., Ltd.	Jiangsu, China, July 2017
Suqian Jingdong Jinyi Enterprise Management Co., Ltd.	Jiangsu, China, August 2017
Suqian Jingdong Sanhong Enterprise Management Center (limited partnership)	Jiangsu, China, August 2017

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

In April 2007 and May 2017, the Company established Jingdong Century and Xi’an Jingxundi as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010, August 2015 and June 2017, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng and Xi’an Jingdong Xincheng were incorporated in the PRC, respectively. The paid-in capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Jingdong Century and Xi’an Jingdong Xincheng became a VIE of Xi’an Jingxundi. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng, and Xi’an Jingxundi became the primary beneficiary of Xi’an Jingdong Xincheng. Beijing Jingbangda became the subsidiary of Xi’an Jingdong Xincheng and changed from the Company’s subsidiary to the Company’s consolidated VIE’s subsidiary.

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

• Business operation agreements

Pursuant to the business operation agreements, the relevant Nominee Shareholders of the VIEs must appoint the candidates nominated by the Group’s relevant PRC subsidiaries to be the directors on the VIEs’ board of directors in accordance with applicable laws and the articles of association of VIEs, and must cause the persons recommended by the Group’s relevant PRC subsidiaries to be appointed as the VIEs’ general manager, chief financial officer and other senior executives.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

1.     Principal activities and organization (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs structured by the Contractual Agreements and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2017	2018
	RMB	RMB
Total assets	19,281,227	23,878,253
Total liabilities	19,547,831	26,717,946

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total net revenues	4,338,450	15,926,297	37,561,128
Net loss	(8,366)	(115,318)	(2,646,122)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	118,007	1,188,220	(1,144,849)
Net cash used in investing activities	(4,708,901)	(10,117,516)	(7,596,181)
Net cash provided by financing activities	4,499,914	9,626,497	8,902,074
Net increase/(decrease) in cash, cash equivalents, and restricted cash	(90,980)	697,201	161,044
Cash, cash equivalents, and restricted cash at beginning of year	112,939	21,959	719,160
Cash, cash equivalents, and restricted cash at end of year	21,959	719,160	880,204

As of December 31, 2017 and 2018, the total assets of the Group’s consolidated VIEs and VIEs’ subsidiaries were mainly consisting of cash and cash equivalents, accounts receivable, inventories, prepayments and other current assets, investment securities, investment in equity investees, property, equipment and software, intangible assets and other non-current assets. As of December 31, 2017 and 2018, the total liabilities of the consolidated VIEs and VIEs’ subsidiaries were mainly consisting of accounts payable, advance from customers, deferred revenues, accrued expenses and other current liabilities and liabilities to the Group’s other subsidiaries. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s consolidated VIEs and VIEs’ subsidiaries, and can have assets transferred out of the Group’s consolidated VIEs and VIEs’ subsidiaries. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the Group’s consolidated VIEs and VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB1,067,537 as of December 31, 2018. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The total shareholders’ deficit of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB266,604 and RMB2,839,693 as of December 31, 2017 and 2018, respectively.

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

The Group periodically securitized consumer financing receivables through the transfer of those assets to securitization vehicles, which was considered as variable interest entities of the Group when the Group held the subordinate tranche of such securitization vehicles. The Group consolidated such variable interest entities when the Group or any subsidiary was considered as the primary beneficiary, please refer to Note 2(v).

JD Digits, which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits (Note 6), is a VIE of the Group while the Group or any subsidiary is not considered the primary beneficiary.

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

A VIE is an entity in which the Company, or its subsidiaries, through the Contractual Arrangements, bear the risks of, and enjoy the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

c.               Reclassifications

Certain amounts presented in the consolidated financial statements of 2016 and 2017 have been reclassified to conform to the current period presentation to facilitate comparison, including the addition of restricted cash to cash and cash equivalents in the Group’s Consolidated Statements of Cash Flows as a result of the adoption of new accounting guidance.

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

e.               Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, sales returns, vendor and customer incentives, the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

f.                 Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, BVI, Hong Kong, Singapore and the United States of America is U.S. dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The Group’s entities incorporated in the Republic of Indonesia, Japan, France, Australia and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss). Total exchange gains/(losses) were a loss of RMB143,125, a gain of RMB213,482 and a loss of RMB192,491 for the years ended December 31, 2016, 2017 and 2018, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a gain of RMB943,616, a loss of RMB822,052 and a gain of RMB2,696,784 for the years ended December 31, 2016, 2017 and 2018, respectively.

g.              Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

h.              Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, some of which are subject to certain penalty as to early withdrawal, which have original maturities of three months or less.

i.                 Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is included in the total cash, cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

j.                 Short-term investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. For equity classified securities, the investments are recorded at fair market value with fair value change gains or losses recorded in interest income in the Consolidated Statements of Operations and Comprehensive Income/(Loss). The Company also holds debt classified securities, and such investments are recorded as available-for-sale debt securities and held-to-maturity securities.

In addition, short-term investments are also comprised of time deposits placed with banks with original maturities longer than three months but less than one year.

k.              Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts.

When the consumer financing services are provided to the qualified customers in the online direct sales business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements in relation to the consumer financing business, the Group remained as the legal owner of the consumer financing receivables, where JD Digits performs the related credit assessment.

JD Digits agreed to purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, no allowance for doubtful accounts in relation to accounts receivable arising from the consumer financing business were provided. The Group periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(v).

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

m.           Loan receivables, net

Loan receivables represent the consumer financing business made to qualified individual customers who are the end user in the online marketplace business. Due to the legacy contractual arrangements in relation to the consumer finance business, the Group remained as the legal owner of the consumer financing receivables, including such loan receivables, where JD Digits performs the related credit assessment. The loan periods extended by the Group to the individual customers mainly range from 1 month to 24 months. The loan receivables are measured at amortized cost and reported in the Consolidated Balance Sheets at outstanding principal adjusted for doubtful account. The accrued interests are also included in the loan receivable balance, which was immaterial. JD Digits agreed to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, hence no provision for the doubtful account was recorded for the years ended December 31, 2017 and 2018. As of December 31, 2017 and 2018, the loan receivables with the collection period over one year with the amount of RMB243,624 and RMB105,455 were classified into other non-current assets in the Consolidated Balance Sheets. The Group periodically securitizes loan receivables arising from its consumer financing businesses through the transfer of those assets to securitization vehicles, please refer to Note 2(v).

n.              Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Office equipment	5 years
Vehicles	5 years
Logistic and warehouse equipment	5-10 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Building	40 years
Building improvement	5-10 years

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

o.              Construction in progress

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2017 and 2018, the balances of construction in progress were RMB3,196,516 and RMB6,553,712, which were primarily relating to the construction of office buildings and warehouses.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

s.                Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies, publicly traded companies and private equity funds. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

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

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the Consolidated Statements of Operations and Comprehensive Income/(Loss) and its share of post-acquisition movements are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

The Group continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Private equity funds pursue various investment strategies, including event driven and multi-strategy. Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Beginning on January 1, 2018, these private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update (“ASU”) 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss). The Group makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss) if there is any. Prior to January 1, 2018, the cost method of accounting was used.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

t.                 Investment securities

The Group invests in marketable equity securities to meet business objectives. Beginning on January 1, 2018, these marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the Consolidated Balance Sheets, the unrealized gains and losses on equity securities are recorded in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss) upon the adoption of ASU 2016-01. Prior to January 1, 2018, the unrealized gains and losses on marketable securities were recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity, net of income taxes.

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

v.               Nonrecourse securitization debt and transfer of financial assets

The Group periodically securitizes accounts receivable and loan receivables arising from its consumer financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Digits, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.

The securitization vehicles are considered variable interest entities pursuant to ASC 810. The Group will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and acting as the servicer of securitization vehicles. Accordingly, the Group are precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.

The Group will not consolidate the securitization vehicles when no economic interests are retained by the Group, and the Group has no continuing involvements, including the servicer of the securitization vehicles. Transfers are accounted for as sale and corresponding transferred accounts receivables are de-recognized in the Consolidated Balance Sheets pursuant to ASC 860 only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the right to pledge or exchange the transferred assets, or the transferor have no continuing involvement with the transferred financial assets, and (iii) the transferor do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC 860-10-40-5 were not met. The under common control relationship of the transferor and transferee should be ignored when applying ASC 860, as long as the transferee will not be consolidated by the transferor.

Due to the Group’s continuing involvement right in securitization vehicles prior to October 2017, the Group cannot derecognize the existing receivables through the transfer of the receivables to securitization vehicles. The proceeds from the financing type transactions are reported as current and non-current nonrecourse securitization debt in the Consolidated Balance Sheets based on their respective expected repayment dates pursuant to ASC 860. While the contractual maturities of the asset-backed debt securities are from 2018 to 2019, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2017 and 2018, the collateralized accounts receivable were RMB11,701,973 and RMB3,116,309, respectively, and the collateralized loan receivables were RMB4,512,764 and RMB1,281,361, respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2017 and 2018 was approximately 5.33% and 5.81% per annum, respectively. The interest expenses in relation to the nonrecourse securitization debt were charged back to JD Digits.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

v.               Nonrecourse securitization debt and transfer of financial assets (Continued)

Beginning October 2017, the Group revised certain structural arrangements to relinquish its continuing involvement right when setting up the new securitization vehicles. In 2018, RMB17,500,000 (2017: RMB8,000,000) consumer credit receivables financial assets were derecognized through the sales type arrangements, including accounts receivable of RMB12,632,342 (2017: RMB5,693,223) and loan receivables of RMB4,867,658 (2017: RMB2,306,777). Proceeds from the derecognition were RMB17,500,000 (2016:Nil, 2017: RMB8,000,000), and JD Digits acted as the servicer and purchased the subordinate tranche of the securitization vehicles in these transactions. The investors, including JD Digits, have no recourse to the Group when the underlying consumers fail to pay amounts contractually on due. The gain/loss recorded upon the sale accounting was immaterial in 2017 and 2018.

w.            Unsecured senior notes and long-term borrowings

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

Long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

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

The Group measures certain financial assets, including the investments under the Measurement Alternative and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

y.               Revenue

The Group through its websites mainly www.jd.com and mobile apps, engages primarily in the sale of electronics and home appliance products and general merchandise products sourced from manufacturers, distributors and publishers in China on the internet, and offers an online marketplace that enables third-party sellers to sell their products to consumers. The Group provides logistics services to third parties, including third-party sellers on its online marketplace and merchants that do not sell products on its online marketplace through JD Logistics. The Group also offered financial services to its suppliers, third-party sellers and qualified individual customers, and the finance business was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits (Note 6). Customers place their orders for products or services online primarily through the Group’s websites and mobile apps. Payment for the purchased products or services is generally made either before delivery or upon delivery.

The Group adopted ASC topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective transition method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC topic 605, Revenue Recognition (“ASC 605”). The Group’s revenue recognition policies effective on the adoption date of ASC 606 are presented as below.

Consistent with the criteria of ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes.

The Group recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Group reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2018, liabilities for return allowances was RMB363,191, included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which was RMB381,165 as of December 31, 2018, and included in “Prepayments and other current assets”.

The Group also sells prepaid cards which can be redeemed to purchase products sold on the website www.jd.com and mobile apps. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the Consolidated Balance Sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. While the portion estimated unredeemed is recognized as revenues over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote.

Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the stand-alone selling price (“SSP”) of each separate unit. In instances where SSP is not directly observable, such as the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices. Determining the SSP of each separate unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

y.     Revenue (Continued)

Net Product Revenues (formerly known as Online Direct Sales)

The Group primarily sells electronics and home appliance products and general merchandise products through online direct sales. The Group recognizes the product revenues from the online direct sales on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB179,821,655, RMB236,268,621 and RMB280,059,089, and revenues from the sales of general merchandise products were RMB58,121,977, RMB95,555,789 and RMB136,049,657, for the years ended December 31, 2016, 2017 and 2018, respectively. The Group’s net product revenues were mainly generated by the JD Retail (formerly known as JD Mall) segment.

Net Service Revenues (formerly known as Services and Others)

The service revenues primarily consist of commission fees charged to third-party sellers for participating in the Group’s online marketplace, where the Group generally is acting as agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers, is not responsible for fulfilling the promise to provide the specified goods or services, and does not have the ability to control the related shipping services when utilized by the third-party sellers. Upon successful sales, the Group will charge the third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowance.

The Group also provides online marketing services to third-party sellers and suppliers on its various website channels and third-party marketing affiliate’s websites, including but not limited to advertising placements such as banners, links, logos and buttons, and pay for performance marketing services on which third-party sellers and suppliers are charged based on effective click on their products or service listings. The Group recognizes revenues from advertising placements ratably over the period during which the advertising services are provided or on the number of times that the advertisement has been displayed based on cost per thousand impressions, and recognizes revenues from pay for performance marketing services based on effective clicks. The Group did not enter into material advertising-for-advertising barter transactions.

The Group opened its fulfillment infrastructure by offering comprehensive supply chain solutions to third-party sellers on its online marketplace and business customers that do not sell products on its online marketplace through JD Logistics, primarily including warehousing, transportation, delivery and after-sales service. Revenues resulting from these services are recognized when the Group satisfies performance obligation by transferring services to customers, such as when goods are arrived at designated place, packages are delivered to the recipients, or based on the storage space and time.

The Group offered consumer financing to individual customers and supply chain financing to suppliers and merchants on the Group’s online marketplace through JD Digits before June 30, 2017. Revenues resulting from these financing services are recognized in accordance with the contractual terms, and were reflected in discontinued operation results as JD Digits was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits (Note 6).

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

Revenues from marketplace and advertising services were RMB17,074,605, RMB25,390,981 and RMB33,531,862, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB3,271,710, RMB5,116,363 and RMB12,379,151, for the years ended December 31, 2016, 2017 and 2018, respectively, which were mainly generated by the New Businesses segment.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.     Summary of significant accounting policies (Continued)

z.               Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon the Group’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. The balance of accounts receivable, net of allowance for doubtful accounts were RMB16,359,147 and RMB11,109,988 as of December 31, 2017 and 2018, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in current and non-current deferred revenues and advance from customers in the Group’s Consolidated Balance Sheets. As of December 31, 2017, the Group’s total unearned revenue was RMB16,471,175, of which RMB13,502,223 was recognized as revenue for the year ended December 31, 2018. The Group’s total unearned revenue was RMB15,461,245 as of December 31, 2018.

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include certain partner sales incentive programs. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year which need to be recognized as assets.

aa.       Customer incentives and loyalty programs

The Group provides two types of discounted coupons, referred to as D Coupons and J Coupons, for free to its customers to incentivize purchase.

•                      D Coupons are given to a customer upon their current purchase or can be given for free to promote future purchases. This coupon requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The right to purchase discounted products in the future is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 606, as the right does not represent a significant and incremental discount to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenue on the future purchase.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

aa.  Customer incentives and loyalty programs (Continued)

•                      J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and is to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered an element of an arrangement within the scope of ASC 606, as the J Coupons represent a significant and incremental discount to the customer. Therefore, the delivered products and the J Coupons awarded are treated as separate unit of accounting. The selling price of the J Coupons awarded is generally determined by management’s best estimate of the selling price in the absence of both vendor specific objective evidence and third-party evidence. The amount allocated to the J Coupons is deferred and recognized when the J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2016, 2017 and 2018, the amount of expired J Coupons was not material.

Registered customers may also earn J Beans, which was launched in October 2013 based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. J Beans can be used as cash to buy any products sold by the Group, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD platform. The Group considers J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Therefore, the sales consideration is allocated to the products and J Beans based on the relative selling price of the products and J Beans awarded. Consideration allocated to the J Beans is initially recorded as deferred revenues, and recognized as revenues when the D Coupons for which the J Beans are redeemed, or when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2016, 2017 and 2018, the amount of expired J Beans was not material.

bb.              Cost of revenues

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

cc.         Rebates and subsidies

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

dd.       Fulfillment

Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products and (iii) rental expenses of leased warehouses, delivery and pickup stations, and physical stores. The cost related to logistics services provided to third parties are classified in cost of revenues in the Consolidated Statements of Operations and Comprehensive Income/(Loss). Shipping cost included in fulfillment costs amounted to RMB9,329,269, RMB12,691,013 and RMB15,216,351 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, are expensed as incurred, and totaled RMB7,789,906, RMB12,375,922 and RMB15,970,433 for the years ended December 31, 2016, 2017 and 2018, respectively.

ff.             Technology and content

Technology and content expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining technology platform, developing and posting content, and improving AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support the Group’s internal and external business. Technology and content expenses are expensed as incurred. Software development costs are recorded in “Technology and content” as incurred as the costs qualifying for capitalization have been insignificant.

gg.       General and administrative

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

hh.       Share-based compensation

The Company grants restricted share units (“RSUs”) and share options of the Company and its subsidiaries to eligible employees and non-employee consultants. The Group accounts for share-based awards issued to employees in accordance with ASC 718 Compensation — Stock Compensation. The Group early adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting” beginning July 1, 2018, before then, the Group accounted for share-based awards issued to non-employees in accordance with ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based awards, non-employees’ share-based awards and the founder’s share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

hh.  Share-based compensation (Continued)

The Group uses the binominal option-pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any.

Determination of estimated fair value of the Company’s subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to the Company’s subsidiaries. The Company estimates the Company’s subsidiaries’ enterprise value for purposes of recording stock-based compensation, and the information considered by the Company mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.

The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based restricted share units.

The Group also recognizes the compensation cost of performance-based share awards, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

ii.             Income tax

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

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2016, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

jj.             Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the Consolidated Statements of Operations and Comprehensive Income/(Loss) on a straight-line basis over the terms of underlying lease. The Group has no capital leases for any of the periods presented.

kk.       Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net loss, changes in unrealized gains/(losses) on available-for-sale debt securities, foreign currency translation adjustments, and share of change in other comprehensive income/(loss) of equity investees. Comprehensive income/(loss) also included changes in unrealized gains/(losses) on available-for-sale equity securities for the years ended December 31, 2016 and 2017, before the adoption of ASU 2016-01.

ll.             Net income/(loss) per share

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

mm. Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group’s principal operations are organized into two major business segments, the JD Retail segment and the New Businesses segment, which are defined based on the products and services provided. JD Retail represents core e-commerce business. New Businesses include O2O (deconsolidated since its merger with Dada Nexus Limited on April 26, 2016), technology initiatives, and overseas business as well as logistics services provided to third parties. JD Digits was included in New Businesses before June 30, 2017, which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits (Note 6).

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

For the years ended December 31, 2016, 2017 and 2018, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB77,378, RMB503,028 and RMB764,446 respectively. No appropriation to other reserve funds was made for any of the periods presented.

oo.       Recent accounting pronouncements

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. The Group adopted the new revenue standard beginning January 1, 2018 using the modified retrospective transition method that increased retained earnings by approximately RMB256,994 rather than retrospectively adjusting prior periods. The Group began to recognize revenue from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group applied this update by a cumulative-effect adjustment to the retained earnings as of the beginning of the fiscal year of adoption. After the adoption of this new accounting update in 2018, the Group measured long-term investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For those investments without readily determinable fair values, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments were reported in current earnings. The Group adopted this ASU beginning January 1, 2018 and the impacts in its consolidated financial statements please refer to Note 5 and Note 7.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

oo.       Recent accounting pronouncements (Continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted this ASU beginning January 1, 2018 with no material impact in its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of cash flows (Topic 230): restricted cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Group adopted this ASU beginning January 1, 2018 on a retrospective basis, then cash, cash equivalents, and restricted cash presented in the Group’s Consolidated Statements of Cash Flows are equal to the sum of “cash and cash equivalents” and “restricted cash” in the Consolidated Balance Sheets. The table below presents the impacts of adoption of ASU 2016-18 to the Group’s Consolidated Statements of Cash Flows:

Year ended December 31, 2016	Previously reported	Adjustments	As Revised
	RMB	RMB	RMB

Net cash provided by operating activities	8,767,017	(526,646)	8,240,371
Net cash used in investing activities	(48,268,577)	2,787,142	(45,481,435)
Net cash provided by financing activities	40,699,471	—	40,699,471
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	709,916	16,546	726,462
Net increase in cash, cash equivalents, and restricted cash	1,907,827	2,277,042	4,184,869

Year ended December 31, 2017	Previously reported	Adjustments	As Revised
	RMB	RMB	RMB

Net cash provided by operating activities	24,821,273	2,035,454	26,856,727
Net cash used in investing activities	(37,498,092)	(2,317,199)	(39,815,291)
Net cash provided by financing activities	19,234,985	—	19,234,985
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(641,534)	—	(641,534)
Net increase in cash, cash equivalents, and restricted cash	5,916,632	(281,745)	5,634,887

In February 2017, the FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”, which clarifies that ASC 610-20 applies to the derecognition of nonfinancial assets and in substance nonfinancial assets unless other specific guidance applies. As a result, it will not apply to the derecognition of businesses, nonprofit activities, or financial assets (including equity method investments), or to revenue transactions (contracts with customers). The new guidance also clarifies that an in substance nonfinancial asset is an asset or group of assets for which substantially all of the fair value consists of nonfinancial assets and the group or subsidiary is not a business. The new guidance will also impact the accounting for partial sales of nonfinancial assets (including in substance real estate). When an entity transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest, the entity will measure the retained interest at fair value. This is similar to the guidance on the sale of controlling interests in businesses. This will result in full gain/loss recognition upon the sale of a controlling interest in a nonfinancial asset. Current guidance generally prohibits gain recognition on the retained interest. The ASU will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group adopted this ASU beginning January 1, 2018 with no material impact in its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

2.              Summary of significant accounting policies (Continued)

oo. Recent accounting pronouncements (Continued)

In May 2017, the FASB issued ASU 2017-09, “Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting”, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which the Group would be required to apply modification accounting under ASC 718. The ASU is effective for annual reporting periods beginning after December 15, 2017 with early adoption permitted. The Group adopted this ASU beginning January 1, 2018 with no material impact in its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718)”, which simplifies the accounting for non-employee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. Under the new standard, most of the guidance on stock compensation payments to non-employees would be aligned with the requirements for share-based payments granted to employees. This standard is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods, with early adoption permitted. The Group early adopted this ASU beginning July 1, 2018 with no material impact in its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which introduces a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The ASU will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, and provided another transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group adopted the new lease standard beginning January 1, 2019 using the optional transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. During 2018, the Group has performed a detailed assessment of the impact of the new lease standard. The adoption of this standard has a material impact in the Group’s Consolidated Balance Sheets, but the impact in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) is negligible based on the lease portfolio as of December 31, 2018. Adoption of the standard resulted in recognition of additional ROU assets and lease liabilities by approximately RMB7 billion and RMB7 billion as of January 1, 2019, respectively.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have in its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard in its consolidated financial statements.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

3.              Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2016, 2017 and 2018.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2017 and 2018, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Digits performs the related credit assessment of the consumer financing receivables recorded in the Group’s Consolidated Balance Sheets. JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost directly related to the consumer financing business to absorb the risks.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB27,566,040 and RMB15,443,123 as of December 31, 2017 and 2018, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 7% in 2017. The depreciation of the RMB against the US$ was approximately 5% in 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.              Restricted cash

To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, the Group held restricted cash of RMB4,110,210 and RMB3,239,613 as of December 31, 2017 and 2018, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.           Fair value measurement

As of December 31, 2017 and 2018, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	1,372,182	1,372,182	—	—
Restricted cash	4,110,210	—	4,110,210	—
Short-term investments
Wealth management products	8,582,754	—	8,582,754	—
Investment securities
Listed equity securities	10,027,813	10,027,813	—	—
Total assets	24,092,959	11,399,995	12,692,964	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	1,373	1,373	—	—
Restricted cash	3,239,613	—	3,239,613	—
Short-term investments
Wealth management products	1,934,820	—	1,934,820	—
Investment securities
Listed equity securities	15,901,573	15,901,573	—	—
Total assets	21,077,379	15,902,946	5,174,433	—

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

Restricted cash

Restricted cash are valued based on the pervasive interest rates in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

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

As of December 31, 2017 and 2018, gross unrealized gains of RMB23,755 and RMB627 were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2016, 2017 and 2018, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.              Fair value measurement (Continued)

Investment securities

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. Prior to January 1, 2018, the Group accounted for the investment securities at fair value with unrealized gains and losses recognized in accumulated other comprehensive income on the Consolidated Balance Sheets. Realized gains and losses on marketable equity securities sold or impaired were recognized in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss). Starting from January 1, 2018, upon adoption of ASU 2016-01, unrealized gains and losses during the year are recognized in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss), and the Group recognized a cumulative-effect adjustment for the net unrealized gains related to marketable equity securities of RMB1,156,642 from accumulated other comprehensive income to the opening balance of retained earnings in the period of adoption.

The following table summarizes the carrying value and fair value of the investment securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Provision for decline in value	Fair Value
	RMB	RMB	RMB	RMB	RMB

December 31, 2017	9,087,935	1,476,834	(513,047)	(23,909)	10,027,813

December 31, 2018	16,071,098	3,952,704	(4,122,229)	—	15,901,573

In 2017, the Group invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB5,000,000, and held approximately 2.4% of China Unicom’s equity interest. As of December 31, 2018, the unrealized loss related to the investment in China Unicom was RMB1,215,227 (as of December 31, 2017: RMB366,032).

In 2017, the Group invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB2,794,547 and held approximately 5.5% of Vipshop’s equity interest. In 2018, the Group purchased additional shares with a total amount of RMB1,016,858. As of December 31, 2018, the unrealized loss related to the investment in Vipshop was RMB2,004,447 (as of December 31, 2017: RMB37,064).

In 2017, the Group invested in Farfetch.com Limited (“Farfetch”) with the total consideration of RMB2,713,285, this investment was accounted as cost method investment as of December 31, 2017. On September 21, 2018, Farfetch completed its initial public offering on New York Stock Exchange. Concurrently with Farfetch’s IPO, the Group purchased additional shares with a total amount of RMB186,155, and started to account for the investment at fair value. As of December 31, 2018, the unrealized gain related to the investment in Farfetch was RMB2,250,113.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

5.              Fair value measurement (Continued)

Other financial instruments

The followings are other financial instruments not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

Time deposits. Time deposits with original maturities of three month or less and longer than three months but less than one year have been classified as cash equivalents and short-term investments, respectively, in the Consolidated Balance Sheets. The fair value of the Group’s time deposits are determined based on the prevailing interest rates in the market, which has been categorized as Level 2 in the fair value hierarchy. As of December 31, 2017 and 2018, the fair value of time deposits classified as cash equivalents amounted to RMB5,081,748 and RMB12,050,507, respectively.

Unsecured senior notes. The carrying amounts of unsecured senior notes approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of unsecured senior notes was categorized as Level 2 in the fair value hierarchy. As of December 31, 2017 and 2018, the fair value of unsecured senior notes amounted to RMB6,527,960 and RMB6,382,604, respectively.

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

Short-term borrowings and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term borrowing and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Nonrecourse securitization debt. The carrying amount of nonrecourse securitization debt approximates its fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of goodwill is discussed in Note 8 —“Business Combination”.

Investment in equity investees. Investments in privately held companies and publicly traded companies included within investment in equity investees in the Consolidated Balance Sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. The investments in privately held companies without readily determinable fair value were measured using significant unobservable inputs (Level 3) as of December 31, 2016, 2017 and 2018, with impairment charges of RMB341,984, RMB59,987 and RMB593,138 were recorded in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2016, 2017 and 2018, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies and associated impairment charges are discussed in Note 7 —“Investment in equity investees”.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.              JD Digits reorganization

In the first half of 2017, the Group entered into a series of definitive agreements relating to the reorganization of JD Digits. Pursuant to the definitive agreements, the Group disposed of all its equity stake of 68.6% in JD Digits so that it holds neither legal ownership nor effective control of JD Digits, received RMB14.3 billion in cash and is entitled to a royalty and software technical services fee of 40% of the future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In addition, the Group would be able to convert its profit sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. Mr. Richard Qiangdong Liu, the Group’s Chairman of the Board and Chief Executive Officer, also participated in the reorganization of JD Digits, and purchased an equity stake of JD Digits at the same price as third-party investors and pursuant to the same set of definitive agreements. Mr. Richard Qiangdong Liu also obtained majority voting rights in JD Digits through his equity stake and act-in-concert arrangement with other investors and ESOP participants. The transaction was completed by June 30, 2017 and all of the cash consideration was received in 2017.

Because the Group is entitled to a royalty and software technical services fee of 40% of the future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis, and therefore the Group is considered to have a variable interest in JD Digits even though the Group has no equity interest in JD Digits. As the Group shares a large portion of JD Digits’s expected residual returns, it limits the right of holders of the equity investment at risk to receive JD Digits’s expected residual returns, hence, JD Digits is a VIE of the Group.

Mr. Richard Qiangdong Liu holds a minority equity stake in JD Digits, and obtains majority voting rights in JD Digits through his equity stake and voting arrangements, possesses the power to direct the activities of JD Digits that would most significantly impact its economic performance, and also exposes to benefits and losses of JD Digits. As a result, JD Digits is an unconsolidated VIE of the Group as the Group is not considered the primary beneficiary of JD Digits.

Hence upon the completion of the transaction on June 30, 2017, JD Digits was deconsolidated from the Group as a result of the reorganization. The Group and JD Digits are both controlled by Mr. Richard Qiangdong Liu before and after the transaction, so the disposal of JD Digits was achieved through an under the common control transaction, accordingly, the gain of RMB14,193,481 from the disposal of JD Digits was recorded in equity account as additional paid-in capital. The gain represented the excess of cash consideration, net of taxes, over the net carrying value of the disposed equity stake in JD Digits.

The disposal of JD Digits has met the discontinued operation criteria. However, given the facts that the disposal is achieved through an under common control transaction, and therefore the held-for-sale and discontinued operation presentation can only be adopted upon the disposal date, which is June 30, 2017.

The Group has classified the historical financial results of JD Digits as discontinued operations in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss) for all periods presented prior to July 1, 2017. Additionally, the related assets and liabilities associated with discontinued operations in the prior year Consolidated Balance Sheets were classified as assets/liabilities held for sale to provide the comparable financial information.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.              JD Digits reorganization (Continued)

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

(*) Other investments represent various financial products with variable interest rates or principal non-guaranteed purchased by JD Digits from financial institutions, which are referred to as the issuers, such as commercial banks, insurance companies and trust companies. The underlying assets of the financial products mainly include debt securities, equity securities and loan receivables, and the interest generated from the financial products depends on the performance of the underlying assets. The issuers of these products generally attempt to maintain a relatively fixed “expected” interest rate throughout the terms of such structured products. The financial products are used by JD Digits as underlying assets in designing new financial products that it will in turn offer to third-party investors. These redesigned financial products to be resold to third-party investors have relatively lower yield rates such that JD Digits will earn yield differentials.

(**) The intra-group transactions should be eliminated in full as normal. As the Group will continue provide the financial support to JD Digits, therefore, the elimination entries were recorded in discontinued operations/held for sales assets/liabilities.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

6.              JD Digits reorganization (Continued)

	For the year ended December 31,
	2016	2017(***)
	RMB	RMB
Net revenues	1,831,698	2,392,903
Operating expenses	(2,724,942)	(2,067,622)
Income/(Loss) from operations of discontinued operations	(893,244)	325,281
Other expenses	(459,079)	(316,245)
Income/(Loss) from discontinued operations before tax	(1,352,323)	9,036
Income tax expenses	(13,109)	(2,121)
Net income/(loss) from discontinued operations, net of tax	(1,365,432)	6,915
Net loss from discontinued operations attributable to non-controlling interests shareholders	(3,743)	(5,030)
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	444,657	281,021
Net loss from discontinued operations attributable to ordinary shareholders	(1,806,346)	(269,076)

	For the year ended December 31,
	2016	2017(***)
	RMB	RMB
Net cash used in discontinued operating activities	(1,226,526)	(2,485,741)
Net cash used in discontinued investing activities	(28,412,020)	(17,871,171)
Net cash provided by discontinued financing activities	32,050,146	14,054,620

(***) Included financial results of discontinued operations from January 1, 2017 to June 30, 2017.

There were no profit sharing payments recognized in the Group’s consolidated financial statements after the JD Digits reorganization as JD Digits was in a loss position on a cumulative basis.

According to the JD Digits reorganization arrangements, upon certain redemption events of JD Digits, and on the premise that JD Digits is the first obligator, the Group and Suqian Dongtai Jinrong Investment Management Center, an entity controlled by Mr. Richard Qiangdong Liu further has the obligation to make up the remaining gap (if any) of the redemption price to the shareholders of JD Digits when all other means are exhausted, and such amount the Group needs to pay will be capped by the proceeds from the sale of the Group’s shares of JD Digits if the Group becomes a shareholder of JD Digits or the liquidity payment the Group would receive upon the liquidity events. As the Group and JD Digits are under common control of Mr. Richard Qiangdong Liu, the Group is therefore exempted from recording a guarantee liability in its consolidated financial statements. Based on the Group’s assessment, the chance to settle the guarantee obligation by the Group is remote as of December 31, 2017 and 2018.

As disclosed above, the Group’s exposure to pay the redemption price is limited to the proceeds from the sales of the Group’s shares of JD Digits or the liquidity event payment the Group received upon the certain liquidity events. And the Group’s maximum exposure to loss as a result of its involvement with JD Digits relates to net amounts due from JD Digits were RMB12,076,035 and RMB3,902,238 as of December 31, 2017 and 2018, respectively (Note 29).

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.              Investment in equity investees

Measurement Alternative and NAV practical expedient

Equity investments measured at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASU 2016-01. As of December 31, 2017, the carrying amount of the Group’s cost method investments was RMB9,750,726. After adoption of ASU 2016-01, as of December 31, 2018, the carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was RMB17,104,784, the carrying amount of the Groups’ investments under NAV practical expedient was RMB944,378. For the years ended December 31, 2017 and 2018, the Group invested RMB6,217,682 and RMB12,108,139 in multiple private companies and private equity funds accounted for under Measurement Alternative and NAV practical expedient respectively, which may have operational synergy with the Group’s core business. During the year ended December 31, 2018, investment consideration for the top two investees were RMB4,990,531 and RMB1,952,325, respectively. During the year ended December 31, 2018, fair value changes recognized for certain equity investments which were measured using the Measurement Alternative and NAV practical expedient were not significant.

Equity method

As of December 31, 2018, the Group’s investments accounted for under the equity method totaled RMB13,307,454 (as of December 31, 2017: RMB8,800,593), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB5,450,209, the investment in Bitauto Holdings Limited (“Bitauto”) amounting to RMB2,544,367, the investment in Tuniu Corporation (“Tuniu”) amounting to RMB858,566 and investment in Yixin Group Limited (“Yixin”) amounting to RMB1,044,537. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

Investment in Yonghui

On August 11, 2016, the Group completed the investment in Yonghui through the subscription of newly issued ordinary shares representing 10% equity interest in Yonghui. On May 23, 2018, the Company acquired additional ordinary shares from the existing shareholders of Yonghui, the Company’s interest in Yonghui’s issued and outstanding ordinary shares increased from 10% to 12% accordingly. Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. Total consideration for the investment in Yonghui was RMB5,458,074 in cash. Investment in Yonghui is accounted for using the equity method as the Group has obtained significant influence by the right to nominate two board members out of eleven. The Group received dividend of RMB114,845 and RMB143,557 for the years ended December 31, 2017 and 2018, respectively, which have been recorded as a reduction to the investment in Yonghui.

Investment in Yonghui is accounted for using the equity method with the cost allocated as follows:

	As of August 11, 2016	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	RMB

Carrying value of investment in Yonghui	4,234,929	4,245,001	5,450,209
Proportionate share of Yonghui’s net tangible and intangible assets	1,869,905	1,946,349	2,122,874
Excess of carrying value of the investment over proportionate share of Yonghui’s net tangible and intangible assets	2,365,024	2,298,652	3,327,335

The excess of carrying value has been primarily assigned to:
Goodwill	1,270,190	1,270,190	1,989,726
Amortizable intangible assets (*)	1,459,779	1,371,283	1,783,478
Deferred tax liabilities	(364,945)	(342,821)	(445,869)
	2,365,024	2,298,652	3,327,335

Cumulative gains in equity interest in Yonghui	—	124,917	250,538

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.              Investment in equity investees (Continued)

(*) As of December 31, 2018, the weighted average remaining life of the intangible assets not included in Yonghui’s consolidated financial statements was 16 years.

As of December 31, 2017 and 2018, the market value of the Group’s investment in Yonghui was approximately RMB9,666,167 and RMB8,609,614 based on its quoted closing price, respectively.

The proportionate share of Yonghui’s net income/(loss) recorded in “share of results of equity investees” in the Consolidated Statements of Operations and Comprehensive Income/(Loss) was a loss of RMB84, a gain of RMB122,893 and a gain of RMB96,558 for the years ended December 31, 2016, 2017 and 2018, respectively. The following table includes the summarized financial information of Yonghui since the date when it was invested by the Group.

	During the period from August 11, 2016 to December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2018
	RMB	RMB	RMB

Revenue	6,248,703	55,524,229	67,975,691
Gross profit	1,230,057	11,319,620	14,912,887
Income from operations	95,453	2,065,795	1,296,271
Net income	71,130	1,721,628	1,189,513
Net income attributable to shareholders	72,905	1,818,910	1,548,833

Percentage of ownership in Yonghui	10%	10%	12%

Proportionate share of Yonghui’s net income, before basis adjustments	7,291	181,891	160,630
Basis adjustments	(7,375)	(58,998)	(64,072)
Proportionate share of Yonghui’s net income	(84)	122,893	96,558

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.              Investment in equity investees (Continued)

Investment in Bitauto is accounted for using the equity method with the investment cost allocated as follows:

	As of February 16, 2015	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	RMB

Carrying value of investment in Bitauto (*)	5,496,188	2,128,409	2,544,367
Proportionate share of Bitauto’s net tangible and intangible assets	2,119,109	2,228,925	2,619,609
Excess of carrying value of the investment over proportionate share of Bitauto’s net tangible and intangible assets	3,377,079	(100,516)	(75,242)

The excess of carrying value has been primarily assigned to:
Goodwill (*)	2,846,260	—	—
Amortizable intangible assets (**)	707,758	(100,516)	(75,242)
Deferred tax liabilities	(176,939)	—	—
	3,377,079	(100,516)	(75,242)

Cumulative losses in equity interest in Bitauto	—	(3,696,754)	(3,280,796)

(*) In the fourth quarter of 2016, the Group conducted an impairment assessment on its investment in Bitauto considering the duration and severity of the decline of Bitauto’s stock price after the investment, as well as the financial condition, operating performance and the prospects of Bitauto, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded a charge of RMB672,886 to write down the carrying value of its investment in Bitauto to the fair value, based on quoted closing price of Bitauto’s stock as of December 31, 2016.

(**) As of December 31, 2018, the weighted average remaining life of the intangible assets not included in Bitauto’s consolidated financial statements was 3 years.

As of December 31, 2017 and 2018, the market value of the Group’s investment in Bitauto was approximately RMB3,773,634 and RMB3,087,400 based on its quoted closing price, respectively.

Investment in Dada

In April 2016, the Group signed series of agreements with Dada, China’s largest crowdsourcing delivery platform. The Group obtained a) the newly issued ordinary shares of Dada which represents approximately 81% of the issued and outstanding ordinary shares, or approximately 41% of the equity interests of Dada on a fully diluted basis, b) the newly issued preferred shares of Dada which represents approximately 7% of the equity interest in Dada on a fully diluted basis, and c) a warrant to purchase additional preferred shares of Dada at a pre-determined price for the next 2 years. Total consideration for the above investments and warrant was RMB3,508,200 with a combination of RMB1,298,700 in cash, the Group’s future services, including supply chain support for a period of 10 years, traffic and other additional support for a period of 7 years, non-compete obligation in O2O business for a period of 7 years, and the Group’s O2O business, JD Daojia. The Group holds two board seats out of six with the founder of Dada holding the casting vote after the transaction.

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

The investment in Dada’s ordinary shares is accounted for using the equity method with the investment cost allocated as follows:

	As of April 26, 2016	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	RMB

Carrying value of investment in Dada’s ordinary shares	2,164,050	139,147	—
Proportionate share of Dada’s net tangible and intangible assets	424,140	(1,579,323)	(1,709,458)
Excess of carrying value of the investment over proportionate share of Dada’s net tangible and intangible assets	1,739,910	1,718,470	1,709,458

The excess of carrying value has been primarily assigned to:
Goodwill	1,605,891	1,605,891	1,605,891
Amortizable intangible assets (*)	178,692	150,105	138,089
Deferred tax liabilities	(44,673)	(37,526)	(34,522)
	1,739,910	1,718,470	1,709,458

Cumulative losses in equity interest in Dada’s ordinary shares	—	(2,024,903)	(2,164,050)

(*) As of December 31, 2018, the weighted average remaining life of the intangible assets not included in Dada’s consolidated financial statements was 7 years.

The investment in Dada’s preferred shares is accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance common stock and had no readily determinable fair value as of December 31, 2018. The warrant is a freestanding financial instrument and was recorded at fair value of RMB45,450 upon initial recognition. On December 28, 2017, the Group exercised the warrant in entirety in cash and purchased additional preferred shares of Dada, at the pre-determined price with the total consideration of RMB983,820. On August 9, 2018, the Group further invested RMB1,230,808 to acquire the newly issued preferred shares of Dada. The Group’s investment in Dada’s ordinary shares has been reduced to zero in 2018. According to ASC 323-10-35-25, as the Group’s total investments in Dada includes the preferred shares investments, the Company should continue to recognize Dada’s losses up to the Group’s carrying value in the preferred shares investment. As a result, in 2018, the Group further recognized a loss of RMB766,690 against the investment in Dada’s preferred shares based on the ownership level and seniority of preferred shares investment the Group held in Dada. As of December 31, 2018, the carrying amount of preferred shares of Dada was RMB2,922,725.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.     Investment in equity investees (Continued)

Investment in Tuniu

In December 2014, the Group acquired 7% equity interest in Tuniu with cash consideration of RMB305,930 (“Initial Investment”). Tuniu is a leading online leisure travel company in China that is listed on the Nasdaq. The Group accounted for the Initial Investment as an available-for-sale security.

On May 22, 2015, the Group additionally acquired Tuniu’s newly issued ordinary shares for total consideration of RMB2,188,490 with a combination of RMB1,528,275 in cash and RMB660,215 in the form of future services, including granting Tuniu an exclusive right, for a period of 5 years, to operate the leisure travel channels on the Group’s website and mobile apps, and Tuniu becomes the Group’s preferred partner for hotel and air ticket booking services. After the subsequent investment in May 2015, the Group held approximately 28% of Tuniu’s issued and outstanding shares and had one board seat. Hence, the Group adopted equity method of accounting to account for the investment in Tuniu. In accordance with ASC 323, accumulated unrealized gains of RMB14,395 that were previously recorded for fair value change of the Initial Investment were reversed in the second quarter of 2015, and the cost of Initial Investment balance was adjusted as if the equity method of accounting had been applied since the Initial Investment was made and reclassified from investment securities to investment in equity investees in the Consolidated Balance Sheets. In January 2016, Tuniu issued new shares to HNA Tourism Group, a third-party investor, for an aggregate price of approximately US$500,000 and the Group’s interest in Tuniu was diluted to approximately 21% as of January 21, 2016. As the issuance price per share was higher than the Group’s average carrying value per share, the Group recorded a gain of RMB108,495 to reflect the deemed disposal.

Investment in Tuniu is accounted for using the equity method with the cost allocated as follows:

	As of May 22, 2015	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	RMB

Carrying value of investment in Tuniu (*)	2,494,145	947,500	858,566
Proportionate share of Tuniu’s net tangible and intangible assets	1,014,296	779,525	714,009
Excess of carrying value of the investment over proportionate share of Tuniu’s net tangible and intangible assets	1,479,849	167,975	144,557

The excess of carrying value has been primarily assigned to:
Goodwill (*)	1,212,149	23,899	23,899
Amortizable intangible assets (**)	356,933	192,101	160,877
Deferred tax liabilities	(89,233)	(48,025)	(40,219)
	1,479,849	167,975	144,557

Cumulative losses in equity interest in Tuniu	—	(1,546,645)	(1,635,579)

(*) In the second quarter of 2016, the Group conducted an impairment assessment on its investment in Tuniu considering the duration and severity of the decline of Tuniu’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded a charge of RMB721,501 to write down the carrying value of its investment in Tuniu to its fair value of RMB1,454,578, based on quoted closing price of Tuniu as of June 30, 2016.

(**) As of December 31, 2018, the weighted average remaining life of the intangible assets not included in Tuniu’s financial statements was 6 years.

As of December 31, 2017 and 2018, the market value of the Group’s investment in Tuniu was approximately RMB1,304,082 and RMB867,921 based on quoted closing price, respectively.

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

On November 16, 2017, Yixin successfully completed the global offering and traded on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEx”). After the offering, the Group held approximately 11% of Yixin’s issued and outstanding shares and the investment is accounted for using the equity method, as the preferred shares the Group previously invested in were automatically converted into ordinary shares upon listing and the Group has obtained significant influence through the nomination of one non-executive board member out of nine and the significant influence on its controlling shareholder, Bitauto.

Investment in Yixin is accounted for using the equity method with the cost allocated as follows:

	As of November 16, 2017	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	RMB
Carrying value of investment in Yixin	860,992	860,992	1,044,537
Proportionate share of Yixin’s net tangible and intangible assets	1,703,448	1,703,448	1,641,276
Total negative basis difference	(842,456)	(842,456)	(596,739)

Cumulative gains in equity interest in Yixin	—	—	183,545

The negative basis difference is amortized into net income over the remaining useful lives of the underlying assets, which is estimated to be 3 years. As of December 31, 2017 and 2018, the market value of the Group’s investment in Yixin was approximately RMB3,586,393 and 1,049,246 based on quoted closing price, respectively.

The Group summarizes the condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Operating data:
Revenue	37,122,299	72,206,753	94,099,295
Gross profit	4,829,228	19,162,739	26,893,544
Loss from operations	(3,126,138)	(2,200,140)	(1,471,960)
Net loss	(3,369,075)	(2,549,137)	(1,722,715)
Net loss attributable to shareholder	(3,729,119)	(2,977,210)	(1,748,305)

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance sheet data:
Current assets	47,136,935	78,125,211	110,276,278
Non-current assets	26,244,217	62,806,104	78,546,934
Current liabilities	27,103,212	58,734,790	80,643,552
Non-current liabilities	4,559,231	16,703,429	22,755,496
Redeemable stock	4,795,473	5,877,854	9,897,962
Non-controlling interests	4,072,998	717,106	431,498

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

7.     Investment in equity investees (Continued)

The Group recorded its interests in Yonghui, Bitauto, Dada, Tuniu and Yixin one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.

Audited financial statements of Bitauto, Tuniu and Dada will be included in separate filing in accordance with Regulation S-X Rule 3-09.

The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the Measurement Alternative investments of RMB341,984, RMB59,987 and RMB593,138 were recorded in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, the accumulated impairment of the Group’s Measurement Alternative investments was RMB846,243. Impairment charges in connection with the equity method investments of RMB1,416,801, nil and nil were recorded in share of results of equity investees in the Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The Group made estimates and judgments in determining the fair value of the assets and business acquired with the assistance from an independent valuation firm. The following table summarizes the goodwill and intangible assets recognized as a result of the Transaction:

	Amount	Amortization Years
	RMB
Strategic Cooperation Agreement	6,075,289	5
Non-compete Agreement	1,442,389	8
Logistic workforce	13,900	3
Technology	108,800	5
Domain names and trademark	33,100	10
Advertising customer relationship	80,400	7
Deferred tax liability	(41,893)
Goodwill	2,593,420

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

Transaction with Walmart (Continued)

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

The Group made estimates and judgments in determining the fair value of the assets and business acquired with the assistance from an independent valuation firm. The purchase price allocation is as follows:

Amount
RMB
Fair value of the Company’s shares issued	9,592,258

	Amount	Amortization Years
	RMB
Non-compete Agreement	1,019,816	8
YHD marketplace
Goodwill	5,755,826
Domain names and trademark	3,099,958	20
Technology	537,785	7
Property, plant and equipment, net	65,887
Customer relationship	29,896	10
Deferred tax liability	(916,910)
Total Purchase price	9,592,258

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

9.     Accounts receivable, net

Accounts receivable, net consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Online direct sales and online marketplace receivables	14,819,862	7,756,808
Advertising receivables	572,495	534,410
Logistics receivables	1,020,771	2,997,163
Accounts receivable	16,413,128	11,288,381
Allowance for doubtful accounts	(53,981)	(178,393)
Accounts receivable, net	16,359,147	11,109,988

The movements in the allowance for doubtful accounts were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	(38,633)	(36,993)	(53,981)
Additions	—	(16,988)	(124,412)
Reverse	1,640	—	—
Balance at end of the year	(36,993)	(53,981)	(178,393)

For the accounts receivable in relation to consumer financing business, as JD Digits performs credit risk assessment services for the individuals and purchases the over-due receivables from the Group at carrying values to absorb the risks and obtain the rewards from such business, no allowance for doubtful accounts in relation to consumer financing receivables were provided.

10.  Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Products	41,840,945	44,678,983
Packing materials and others	358,207	219,961
Inventories	42,199,152	44,898,944
Inventory valuation allowance	(498,773)	(868,860)
Inventories, net	41,700,379	44,030,084

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

11.  Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Electronic equipment	7,172,694	13,780,685
Building and building improvement	5,855,920	9,118,708
Logistic and warehouse equipment	2,693,969	3,912,356
Vehicles	1,164,376	1,240,001
Leasehold improvement	827,408	1,318,735
Office equipment	287,282	406,534
Software	203,848	250,920
Total	18,205,497	30,027,939
Less: Accumulated depreciation	(5,631,319)	(8,945,101)
Net book value	12,574,178	21,082,838

Depreciation expenses were RMB1,751,086, RMB2,310,065 and RMB3,533,483 for the years ended December 31, 2016, 2017 and 2018, respectively.

12.  Land use rights, net

Land use rights, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Land use rights	7,254,974	10,860,924
Less: Accumulated amortization	(204,165)	(385,266)
Net book value	7,050,809	10,475,658

Amortization expenses for land use rights were RMB48,528, RMB84,405 and RMB181,101 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ending December 31,
	2019	2020	2021	2022	2023	2024 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	218,729	218,729	218,729	218,729	218,729	9,382,013

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

13.  Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31, 2017
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic Cooperation	5.0	6,075,289	(4,563,957)	—	1,511,332
Non-compete	8.0	2,467,005	(885,390)	—	1,581,615
Technology	6.5	754,560	(168,051)	(69,922)	516,587
Domain names and trademark	19.5	3,250,789	(278,372)	(27,124)	2,945,293
Others	5.6	286,108	(88,555)	(59,663)	137,890
Total	9.3	12,833,751	(5,984,325)	(156,709)	6,692,717

	As of December 31, 2018
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic Cooperation	5.0	6,075,289	(5,779,015)	—	296,274
Non-compete	8.0	2,467,005	(1,194,067)	—	1,272,938
Technology	6.6	802,221	(271,698)	(69,922)	460,601
Domain names and trademark	19.3	3,305,413	(453,423)	(27,124)	2,824,866
Others	5.6	363,678	(131,572)	(75,079)	157,027
Total	9.3	13,013,606	(7,829,775)	(172,125)	5,011,706

Amortization expenses for intangible assets were RMB1,620,675, RMB1,798,246 and RMB1,845,450 for the years ended December 31, 2016, 2017 and 2018, respectively. The Group recorded an impairment charge of nil, nil and RMB15,416 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ending December 31,
	2019	2020	2021	2022	2023	2024 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	930,990	624,849	614,610	455,693	337,344	2,048,220

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

14.            Goodwill

The changes in the carrying amount of goodwill were as follows:

	JD Retail	New Businesses	Total
	RMB	RMB	RMB
Balance as of December 31, 2015
Goodwill	14,401	2,593,420	2,607,821
Accumulated impairment loss	—	(2,593,420)	(2,593,420)
	14,401	—	14,401

Transaction in 2016
Additions	6,512,618	—	6,512,618
Balance as of December 31, 2016
Goodwill	6,527,019	2,593,420	9,120,439
Accumulated impairment loss	—	(2,593,420)	(2,593,420)
	6,527,019	—	6,527,019

Transaction in 2017
Additions	123,551	—	123,551
Balance as of December 31, 2017
Goodwill	6,650,570	2,593,420	9,243,990
Accumulated impairment loss	—	(2,593,420)	(2,593,420)
	6,650,570	—	6,650,570

Transaction in 2018
Impairment	(6,901)	—	(6,901)
Balance as of December 31, 2018
Goodwill	6,650,570	2,593,420	9,243,990
Accumulated impairment loss	(6,901)	(2,593,420)	(2,600,321)
	6,643,669	—	6,643,669

The Group recorded an impairment charge of nil, nil and RMB6,901 for the years ended December 31, 2016, 2017 and 2018, respectively.

15.            Short-term borrowings

Short-term borrowings as of December 31, 2017 and 2018 amounted to RMB200,000 and RMB147,264, respectively, which consisted of borrowings from financial institutions. All of these borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2017 and 2018 was approximately 7.00% and 4.15 % per annum, respectively.

16.            Accounts payable

Accounts payable consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Vendor payable	62,548,717	66,701,380
Shipping charges payable and others	11,788,991	13,283,638
Total	74,337,708	79,985,018

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

17.            Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Deposits	9,787,387	12,870,155
Salary and welfare	3,131,752	3,952,163
Payable related to employees’ exercise of share-based awards	152,177	42,979
Rental fee payables	400,632	653,105
Internet data center fee	212,143	387,478
Professional fee	59,802	122,930
Vehicle fee	69,042	114,576
Others	1,304,905	2,149,294
Total	15,117,840	20,292,680

18.            Unsecured senior notes

In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016.

The following table provides a summary of the Company’s unsecured senior notes as of December 31, 2017 and 2018:

	Amounts		Effective
	As of December 31,		interest rate
	2017	2018
	RMB	RMB
US$500,000 3.125% notes due 2021	3,242,565	3,413,264	3.37%
US$500,000 3.875% notes due 2026	3,204,792	3,372,879	4.15%
Carrying value	6,447,357	6,786,143
Unamortized discount and debt issuance costs	86,843	77,057
Total principal amounts of unsecured senior notes	6,534,200	6,863,200

The unsecured senior notes were issued at a discount amounting to RMB79,289. The debt issuance costs of RMB35,727 were presented as a direct deduction from the principal amount of the unsecured senior notes in the Consolidated Balance Sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

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

As of December 31, 2018, the principal of the unsecured senior notes of RMB3,431,600 and RMB3,431,600  will be due in 2021 and 2026, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

19.            Long-term borrowings

In December 2017, the Company entered into a 5-year US$1,000,000 term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. The use of proceeds of the facilities was intended for general corporate purposes. In June 2018, the Company drew down US$450,000 under the facility commitment, and the borrowings will be due in 2022.

20.            Interest income and interest expense

Interest income and interest expense consist of the following:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Interest income:
Interest income in relation to nonrecourse securitization debt charged to JD Digits	371,579	702,147	527,025
Interest income in relation to loans provided to JD Digits	161,601	569,395	119,047
Interest income in relation to bank deposits, wealth management products and others	693,672	1,258,948	1,471,849
Total	1,226,852	2,530,490	2,117,921

Interest expense:
Interest expense in relation to nonrecourse securitization debt	(371,579)	(702,147)	(527,025)
Others	(246,988)	(261,595)	(327,513)
Total	(618,567)	(963,742)	(854,538)

21.            Others, net

Others, net consist of the following:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Gains from business and investment disposals	1,232,853	74,965	1,320,266
Government financial incentives	721,564	843,447	614,658
Impairment of investments	(542,946)	(139,823)	(593,138)
Foreign exchange gains/(losses), net	(143,125)	213,482	(192,491)
Loss from fair value change of long-term investments	—	—	(1,512,979)
Others	275,030	324,337	458,859
Total	1,543,376	1,316,408	95,175

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

22.            Taxation

a)                  Value added tax

The Group is subject to statutory VAT rate of 13% prior to July 1, 2017, 11% from July 1, 2017 to April 30, 2018, and 10% from May 1, 2018 for revenues from sales of audio, video products and books, and 17% prior to May 1, 2018 and 16% from May 1, 2018 for sales of other products, respectively, in the PRC. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 2018.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

22.            Taxation (Continued)

a)                  Value added tax (Continued)

The Group is subject to VAT at the rate of 6% or 11%/10% (11% prior to May 1, 2018, 10% from May 1, 2018) for revenues from logistics services, and 6% for revenues from online advertising and other services.

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

Beijing Shangke has been entitled to an exemption from income tax for first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as “high and new technology enterprise” and enjoys a preferential income tax rate of 15% from 2013 to 2018. The privileges cannot be applied simultaneously. Beijing Shangke applied the privilege of “software enterprise” and was exempted from income tax in 2016 and 2017, and enjoyed a preferential income tax rate of 12.5% in 2018.

Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2020), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. In 2016, 2017 and 2018, 4, 4 and 14 entities of the Group were qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and enjoyed 15% preferential income tax rate, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

22.       Taxation (Continued)

b)             Income tax (Continued)

The Group’s other PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would entitle to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020.

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

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax on the retained earnings of its FIEs in the PRC, as the Company intends to reinvest all earnings in China to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income/(loss) before tax
Income/(loss) from China operations	1,730,549	3,681,735	(578,300)
Loss from non-China operations	(3,612,450)	(3,560,775)	(1,795,378)
Total income/(loss) before tax	(1,881,901)	120,960	(2,373,678)

Income tax benefits/(expenses) applicable to China operations
Current income tax expenses	(201,173)	(360,603)	(437,326)
Deferred tax benefits	34,782	221,010	10,454
Subtotal income tax expenses applicable to China operations	(166,391)	(139,593)	(426,872)
Total income tax expenses	(166,391)	(139,593)	(426,872)

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

22.       Taxation (Continued)

b)             Income tax (Continued)

Reconciliation of difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the year ended December 31,
	2016	2017	2018

Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax treatments	45.3%	(942.7)%	8.3%
Tax effect of tax-exempt entities	(36.1)%	588.6%	(1.9)%
Effect on tax rates in different tax jurisdiction	(3.6)%	30.5%	2.2%
Tax effect of non-deductible expenses	(28.1)%	536.0%	(42.4)%
Tax effect of non-taxable income	0.1%	(14.0)%	3.8%
Tax effect of Super Deduction and others	—	—	53.9%
Changes in valuation allowance	(11.4)%	(120.8)%	(66.7)%
Expiration of loss carry forwards	0.0%	12.8%	(0.2)%
Effective tax rates	(8.8)%	115.4%	(18.0)%

The following table set forth the effect of tax holiday:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Tax holiday effect	852,776	1,140,251	198,118
Effect of tax holiday on basic net loss per share	0.30	0.40	0.07
Effect of tax holiday on diluted net loss per share	0.30	0.39	0.07

c)              Deferred tax assets and deferred tax liabilities

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	1,162,287	2,028,350
- Deferred revenues	299,723	283,824
- Inventory valuation allowance	124,693	217,215
- Allowance for doubtful accounts	52,117	88,036
- Unrealized fair value loss for certain investments	—	482,027
Less: valuation allowance	(1,480,570)	(2,996,294)
Net deferred tax assets	158,250	103,158
Deferred tax liabilities
- Intangible assets arisen from business combination	882,248	819,032
- Others	—	9,441
Total deferred tax liabilities	882,248	828,473

As of December 31, 2018, the accumulated net operating loss of RMB3,794,138 of the Company’s subsidiaries incorporated in Singapore and Hong Kong can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of RMB6,174,368 mainly arose from the Company’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in PRC and Indonesia, which can be carried forward to offset future taxable income and will expire during the period from 2019 to 2023.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

22.       Taxation (Continued)

c)              Deferred tax assets and deferred tax liabilities (Continued)

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses (except for the net operating loss generated by certain entities in 2017 and 2018) and other deferred tax assets will not be utilized in the future based on its estimate of the operation performance of these PRC entities. The Group has provided full valuation allowances for the deferred tax assets as of December 31, 2016, and the amount of valuation allowance offset in deferred tax assets as of December 31, 2017 and 2018 was RMB1,480,570 and RMB2,996,294 respectively.

Movement of valuation allowance

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the period	1,299,200	1,626,680	1,480,570
Additions	1,324,793	807,558	2,755,222
Reversals	(997,313)	(953,668)	(1,239,498)
Balance at end of the period	1,626,680	1,480,570	2,996,294

23.       Convertible redeemable non-controlling interests

In 2018, the Group entered into definitive agreements with third-party investors to raise financing for Jingdong Express, the parent company of JD Logistics, with the total amount of US$2,510,000 by issuance of the series A preferred shares of Jingdong Express (“Jingdong Express Series A Preferred Shares”), representing approximately 19% of the ownership of Jingdong Express on a fully diluted basis.

The Group determined that the Jingdong Express Series A Preferred Shares should be classified as mezzanine equity upon their issuance since they were contingently redeemable by the holders 5 years from the issuance date in the event that a qualified initial public offering (‘‘Qualified IPO’’) has not occurred and the Jingdong Express Series A Preferred Shares have not been converted. The Qualified IPO is defined as an IPO that (i) has been approved by the Board of Directors of Jingdong Express or (ii) with the offering price per share that values Jingdong Express at no less than US$20,000,000 on a fully diluted basis immediately following the completion of such offering.

The Group records accretion on the Jingdong Express Series A Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates.

The Group determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the Jingdong Express Series A Preferred Shares. The Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of Jingdong Express’s shares.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Jingdong Express Series A Preferred Shares because the initial effective conversion prices were higher than the fair value of Jingdong Express’s ordinary shares determined by the Group with the assistance from an independent valuation firm.

The rights, preferences and privileges of the Jingdong Express Series A Preferred Shares are as follows:

Dividend Rights

As regards dividends, the Jingdong Express Series A Preferred Shares shall rank pari passu with the ordinary shares and the holders of the Jingdong Express Series A Preferred Shares shall be entitled to the same amount of dividends as holders of the ordinary shares on an as converted basis as if they were a single class. No dividend or distribution shall be payable except out of any funds legally available.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.       Convertible redeemable non-controlling interests (Continued)

Voting Rights

The holder of each ordinary share issued and outstanding should have one vote in respect of each ordinary share held and the holder of each Jingdong Express Series A Preferred Shares shall carry such number of votes as is equal to the number of votes of ordinary shares then issuable upon the conversion of such Jingdong Express Series A Preferred Shares. The holders of the Jingdong Express Series A Preferred Shares and the holders of ordinary shares shall vote together and not as a separate class.

Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Jingdong Express, all assets and funds of Jingdong Express legally available for distribution (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed ratably among the holders according to their relative number of ordinary shares held by such holders (all the Jingdong Express Series A Preferred Shares as if they had been converted into ordinary shares immediately prior to such liquidation, dissolution or winding up of Jingdong Express).

Redemption Rights

From and after the fifth anniversary of the Jingdong Express Series A Preferred Shares original issue date, and prior to the consummation of a Qualified IPO, each holder of the Jingdong Express Series A Preferred Shares shall have the right at any time to require and demand Jingdong Express to redeem all or any portion of the Jingdong Express Series A Preferred Shares held by such holder.

The initial redemption price payable on each Jingdong Express Series A Preferred Shares is the total of:

(i)                                     any dividend relating to each Jingdong Express Series A Preferred Shares which has been declared by Jingdong Express but unpaid, to be calculated up to and including the date of the redemption; plus

(ii)                                  the Jingdong Express Series A Preferred Shares purchase price, that is US$2.50 per Jingdong Express Series A Preferred Shares, subject to appropriate adjustments in the event of any share dividend, share combination or similar recapitalization events.

Jingdong Express accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Jingdong Express Series A Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital. Once additional paid-in-capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

23.  Convertible redeemable non-controlling interests (Continued)

Conversion Rights

Each Jingdong Express Series A Preferred Shares shall be convertible, at the option of the holder of the Jingdong Express Series A Preferred Shares, at any time after the date of issuance of such Jingdong Express Series A Preferred Shares, into such number of fully paid and non-assessable ordinary shares as is determined by dividing the Jingdong Express Series A Preferred Shares purchase price by the conversion price then applicable to such Jingdong Express Series A Preferred Shares. The conversion price of each Jingdong Express Series A Preferred Shares is the same as its original issuance price if no adjustments to conversion price have occurred. As of December 31, 2018, each Jingdong Express Series A Preferred Shares is convertible into one ordinary share.

Each Jingdong Express Series A Preferred Shares shall automatically be converted into ordinary shares (i) upon the consummation of a Qualified IPO; or (ii) in the event that the Shareholders of the Jingdong Express Series A Preferred Shares holding at least 50% of the Jingdong Express Series A Preferred Shares in issue elect to convert the Jingdong Express Series A Preferred Shares.

The convertible redeemable non-controlling interests for the years ended December 31, 2017 and 2018 are summarized below:

	Number of shares	Amount
		RMB
Balance as of December 31, 2017	—	—
Issuance	1,004,000,000	15,973,564
Less: preferred shares issuance costs		(14,772)
Net income from continuing operations attributable to mezzanine classified non-controlling interests shareholders		2,492
Balance as of December 31, 2018	1,004,000,000	15,961,284

24.       Ordinary shares

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

In June 2018, the Company issued 27,106,948 Class A ordinary shares to Google LLC, and received a consideration of US$549,836 (RMB3,531,870) after deducting financing charges.

The ordinary shares reserved for future exercise of the RSUs and share options were 149,369,486 and 160,323,374 as of December 31, 2017 and 2018, respectively.

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

During the year ended December 31, 2016, the Company had repurchased 31,065,784 ADSs for US$800,000 (RMB5,338,276) on the open market, at a weighted average price of US$25.75 per ADS. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the Company entered into structured repurchase agreements involving the use of capped call options for the purchase of shares. The Company paid a fixed sum of cash upon execution of the agreements. Upon expiration of the agreements, if the closing market price of the Company’s common stock is at or above the pre-determined price (the “Strike Price”), the Company will have its initial investment returned with a premium in either cash or shares at the Company’s election. If the closing market price is below the Strike Price, the Company will receive the number of shares specified in the agreements. As the outcome of these arrangements is based entirely on the Company’s stock price and does not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction is recorded in equity. During the year ended December 31, 2016, the aggregate price that the Company paid to enter into these agreements was US$300,000 (RMB2,007,100). For those agreements that settled during the year ended December 31, 2016 and December 31, 2017, the Company received approximately US$216,220 (RMB1,463,218) and US$107,239 (RMB737,501) of cash respectively.

No repurchase activity was incurred in 2017.

In December 2018, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$1,000,000 worth of its ADSs over the following 12 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the year ended December 31, 2018, the Company had repurchased 1,396,200 ADSs for US$29,999 (RMB205,886) on the open market, at a weighted average price of US$21.48 per ADS. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

26.       Other comprehensive income/(loss)

Changes in the composition of accumulated other comprehensive income/(loss) attributable to ordinary shareholders for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/(losses) on available-for-sale securities	Total
	RMB	RMB	RMB
Balances as of December 31, 2015	540,121	14,705	554,826
Other comprehensive income	943,616	44,951	988,567
Balances as of December 31, 2016	1,483,737	59,656	1,543,393
Other comprehensive income/(loss)	(822,052)	1,120,740	298,688
Balances as of December 31, 2017	661,685	1,180,396	1,842,081
Cumulative effect of changes in accounting principles related to financial instruments	—	(1,156,642)	(1,156,642)
Other comprehensive income/(loss)	2,696,784	(23,127)	2,673,657
Balances as of December 31, 2018	3,358,469	627	3,359,096

Amounts included in accumulated other comprehensive loss are recorded net of their related income tax effects.

27.       Share-based compensation

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized were RMB2,061,432, RMB2,780,062 and RMB3,659,989, respectively. The table below sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cost of revenues	17,485	27,513	71,983
Fulfillment	332,383	425,706	418,895
Marketing	87,261	135,749	190,499
Technology and content	470,234	670,612	1,162,579
General and administrative	1,154,069	1,520,482	1,816,033
Total	2,061,432	2,780,062	3,659,989

Share incentive plan

The Company granted share-based awards to eligible employees and non-employees pursuant to the 2008, 2009, 2010, 2011 stock incentive plans and 2011 special stock incentive plan (collectively, the “Plans”), which governed the terms of the awards. On December 20, 2013, the Company adopted a 2013 Share Incentive Plan (“2013 Plan”), which was approved by the Board of Directors of the Company, to replace the Plans. The awards granted and outstanding under the Plans will survive and remain effective and binding under the 2013 Plan, subject to certain amendments to the original award agreements. The adoption of 2013 Plan did not result in any significant incremental share-based compensation expenses. The 2013 Plan was replaced by a share incentive plan entitled “Share Incentive Plan” containing substantially the same terms as the 2013 Plan on November 13, 2014.

As of December 31, 2018, the Group had reserved 112,823,383 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

27.       Share-based compensation (Continued)

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

Upon JD Digits reorganization, the employees’ status of JD Digits changed from the employee of the Company’s subsidiary to non-employee of the Company. Share-based awards granted by the Company to employees of JD Digits and share-based awards granted by JD Digits to employees of the Company are insignificant for the all years presented.

RSUs

a) Service-based RSUs

A summary of activities of the service-based RSUs for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2016	39,411,522	9.58
Granted	59,254,734	12.82
Vested	(8,692,792)	7.98
Forfeited	(7,125,648)	10.66
Unvested at December 31, 2016	82,847,816	11.97
Granted	41,450,212	16.27
Vested	(12,005,700)	10.14
Forfeited	(6,246,436)	13.42
Unvested at December 31, 2017	106,045,892	13.77
Granted	40,383,436	18.95
Vested	(16,137,554)	12.47
Forfeited	(11,795,682)	15.16
Unvested at December 31, 2018	118,496,092	15.58

As of December 31, 2017 and 2018, 5,719,884 and 5,798,970 outstanding RSUs were held by non-employees including employees of JD Digits, respectively.

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB1,613,204, RMB2,462,881 and RMB2,968,468, respectively.

As of December 31, 2018, there were RMB7,187,657 of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 5.2 years.

The total fair value and intrinsic value of RSUs vested was US$111,956, US$213,155 and US$295,632 during the years ended December 31, 2016, 2017 and 2018, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

27.  Share-based compensation (Continued)

(1)         Employee and non-employee awards (Continued)

b) Performance-based RSUs

A summary of activities of the performance-based RSUs for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value

Unvested at January 1, 2016	876,364	6.33
Granted	—	—
Vested	(118,540)	6.33
Forfeited	(447,822)	6.33
Unvested at December 31, 2016	310,002	6.33
Granted	—	—
Vested	(96,516)	6.33
Forfeited	—	—
Unvested at December 31, 2017	213,486	6.33
Granted	—	—
Vested	(103,788)	6.33
Forfeited	(30,152)	6.33
Unvested at December 31, 2018	79,546	6.33

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized by the Group for the performance-based RSUs granted were RMB4,334, RMB1,157 and RMB520, respectively.

As of December 31, 2018, there were RMB61 of unrecognized share-based compensation expenses related to the performance-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 0.1 years.

The total fair value and intrinsic value of RSUs vested was US$1,524, US$1,371 and US$2,555 during the years ended December 31, 2016, 2017 and 2018, respectively.

Share options

A summary of activities of the service-based share options for the years ended December 31, 2016, 2017 and 2018 is presented below:

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

27.  Share-based compensation (Continued)

(1)         Employee and non-employee awards (Continued)

Share options	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$
Outstanding as of January 1, 2016	27,434,622	6.10	8.1	275,040
Granted	—
Exercised	(2,820,648)	3.97
Forfeited or cancelled	(2,954,958)	7.21
Expired	—
Outstanding as of December 31, 2016	21,659,016	6.23	7.3	142,433
Granted	—
Exercised	(4,116,816)	5.20
Forfeited or cancelled	(432,092)	5.92
Expired	—
Outstanding as of December 31, 2017	17,110,108	6.49	6.2	243,327
Granted	—
Exercised	(1,077,036)	5.23
Forfeited or cancelled	(285,336)	7.68
Expired	—
Outstanding as of December 31, 2018	15,747,736	6.55	5.3	72,658
Vested and expected to vest as of December 31, 2018	15,130,922	6.46	5.3	70,845
Exercisable as of December 31, 2018	11,003,010	5.57	5.1	58,713

As of December 31, 2017 and 2018, 1,379,780 and 1,211,214 outstanding share options were held by non-employees mainly including employees of JD Digits, respectively.

There was no option granted during the years ended December 31, 2016, 2017 and 2018.

The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 was US$23,796, US$55,278 and US$15,326, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options. Cash received from the exercises of share options of the Company during the years ended December 31, 2016, 2017 and 2018 was US$12,454, US$19,942 and US$7,382, respectively. Cash receivable from the exercises of share options of the Company as of December 31, 2017 and 2018 was US$2,201 and US$449, respectively.

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized by the Group for the share options granted were RMB125,225, RMB60,739 and RMB32,558, respectively. As of December 31, 2018, there were RMB38,946 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 2.9 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

27.  Share-based compensation (Continued)

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

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized for the Founder’s share options granted were RMB318,156, RMB227,326 and RMB167,184, respectively.

As of December 31, 2018, there were RMB432,847 of unrecognized share-based compensation expenses related to the Founder’s share options granted. The expenses are expected to be recognized over a weighted-average period of 6.4 years.

(3)         Share-based compensation of subsidiaries

In 2018, JD Logistics granted share-based awards to eligible employees (the “JD Logistics Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of JD Logistics. The Plan consists of share options, RSU and other types of awards. JD Logistics granted 187,844,000 share options of Jingdong Express to its employees for the year ended December 31, 2018. The weighted average grant date fair value of options granted for the year ended December 31, 2018 was US$1.39 per share. For the year ended December 31, 2018, total share-based compensation expenses recognized by JD Logistics for the share options granted was RMB400,968. As of December 31, 2018, there were RMB1,177,382 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 6.1 years.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

28.  Net income/(loss) per share

Basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Numerator:
Net income/(loss) from continuing operations attributable to ordinary shareholders	(2,000,444)	116,819	(2,491,633)
Net loss from discontinued operations attributable to ordinary shareholders	(1,806,346)	(269,076)	—
Net loss attributable to ordinary shareholders	(3,806,790)	(152,257)	(2,491,633)

Denominator:
Weighted average number of shares — basic	2,804,767,889	2,844,826,014	2,877,902,678
Adjustments for dilutive options and RSUs	—	66,635,803	—
Weighted average number of shares — diluted	2,804,767,889	2,911,461,817	2,877,902,678

Basic net income/(loss) per share from continuing operations attributable to ordinary shareholders	(0.71)	0.04	(0.87)
Basic net loss per share from discontinued operations attributable to ordinary shareholders	(0.64)	(0.09)	—
Basic net loss per share attributable to ordinary shareholders	(1.36)	(0.05)	(0.87)

Diluted net income/(loss) per share from continuing operations attributable to ordinary shareholders	(0.71)	0.04	(0.87)
Diluted net loss per share from discontinued operations attributable to ordinary shareholders	(0.64)	(0.09)	—
Diluted net loss per share attributable to ordinary shareholders	(1.36)	(0.05)	(0.87)

Generally, basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares that were not included in the calculation of diluted net loss per share in the periods presented where their inclusion would be anti-dilutive include RSUs and options to purchase ordinary shares of 117,014,016, 146,268,314 and 160,431,097 for the years ended December 31, 2016, 2017 and 2018 on a weighted average basis, respectively. For the year ended December 31, 2018, as JD Logistics was in a loss position, the effect of redemption feature of Jingdong Express Series A Preferred Shares was anti-dilutive and excluded from the calculation of diluted net loss per share.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

29.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group

Tencent and its subsidiaries (“Tencent Group”)	A shareholder of the Group
Shanghai Icson and its subsidiaries (“Shanghai Icson Group”)	An investee of the Group and has been fully acquired since April 2016
Lexin and its subsidiaries (“Lexin Group”)(*)	An investee of the Group
Bitauto and its subsidiaries (“Bitauto Group”)	An investee of the Group
Tuniu and its subsidiaries (“Tuniu Group”)	An investee of the Group
Dada and its subsidiaries (“Dada Group”)	An investee of the Group
JD Digits	An entity and its subsidiaries controlled by the Founder
Yixin and its subsidiaries (“Yixin Group”)	An investee of the Group

(*) As the Group was no longer the major vendor of Lexin Group and the Group had no significant influence on it, Lexin Group was not recognized as the Group’s related party in the year of 2018.

(a)         The Group entered into the following transactions with the major related parties:

Transactions	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Revenues:
Services and sales of goods to Lexin Group	667,495	543,304	—
Commission service revenue from cooperation on advertising business with Tencent Group	184,241	260,572	345,186
Services to Tencent Group	52	31,505	276,728
Services and sales of goods to Dada Group	124,092	38,165	60,197
Traffic support, marketing and promotion services provided to Bitauto Group	610,722	609,055	608,844
Traffic support, marketing and promotion services provided to Tuniu Group	132,405	132,042	132,008
Traffic support, marketing and promotion services provided to Dada Group	41,409	62,195	62,129
Services and sales of goods to JD Digits	191,524	181,307	403,487
Traffic support, marketing and promotion services provided to JD Digits	101,114	90,506	45,606

Operating expenses:
Services and purchases from Shanghai Icson Group	20,871	—	—
Services and purchases from Tencent Group	244,644	674,727	1,175,849
Services from Dada Group	136,515	694,207	938,627
Payment processing and other services from JD Digits	1,669,840	2,936,416	3,930,847

Other income:
Income from non-compete agreement with Dada Group	53,186	80,447	78,771
Interest income from loans provided to JD Digits	533,180	871,014	179,556

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.02%, 0.01% and 0.06% of total net revenues of the Group for the years ended December 31, 2016, 2017, and 2018, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.03%, 0.07% and 0.14% of total operating expenses of the Group for the years ended December 31, 2016, 2017, and 2018, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

29.  Related party transactions (Continued)

(b)  The Group had the following balances with the major related parties:

	As of December 31,
	2017	2018
	RMB	RMB
Due from Tencent Group	595,105	862,781
Due from JD Digits
Loans provided to JD Digits(**)	11,747,066	4,427,907
Other receivables from/(payables to) JD Digits	328,969	(525,669)
Total	12,671,140	4,765,019

Due to Lexin Group	(1,367)	—
Due to Tuniu Group	(5,451)	(585)
Due to Dada Group	(7,378)	(118,135)
Total	(14,196)	(118,720)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group	(1,379,965)	(771,121)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group	(346,568)	(214,560)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	(331,354)	(269,225)
Total	(2,057,887)	(1,254,906)

Other liabilities in relation to non-compete obligation to Dada Group	(415,082)	(354,236)
Total	(415,082)	(354,236)

(**) In relation to the loans provided to JD Digits, the Group charged JD Digits based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the Consolidated Statements of Cash Flows.

As of December 31, 2017 and 2018, the Group recorded amount due from related parties other than the major related parties as stated above of RMB21,621 and RMB267,446, which represented approximately 0.12% and 1.79% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2017 and 2018, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties as stated above of RMB69,329 and RMB168,621, which represented approximately 0.07% and 0.15% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current liabilities, respectively.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

29.  Related party transactions (Continued)

(c)  Other information related to related party transactions:

On October 27, 2017, to provide a temporary bridging finance to Yixin Group, the Group entered into an entrusted loan agreement with Yixin Group and an independent third-party PRC commercial bank whereby the Group lent a total of RMB1,000,000 to Yixin Group. The bridge loan was on normal commercial terms and Yixin Group repaid the loan and associated interest before December 31, 2017.

Based on a series of agreements signed on January 1, 2016, JD Digits will perform the credit risk assessment and other related services in relation to consumer financing business and obtain the rewards from such services, thus JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due consumer financing receivable related to the consumer financing business transferred from the Group to JD Digits were RMB423,356, RMB497,239 and RMB242,473 for the years ended December 31, 2016, 2017 and 2018, respectively. In connection with the consumer financing business, JD Digits charged the Group RMB553,612, RMB793,218, and RMB1,055,239, for the years ended December 31, 2016, 2017, and 2018 for payment processing services provided to the Group, which are included in “payment processing and other services from JD Digits” stated above.

In 2017 and 2018, the Group also transferred certain financial assets to JD Digits with or without recourse at fair value. The accounts receivables transferred with recourse were RMB167,897 and RMB1,387,774 for the years ended December 31, 2017 and 2018, which were not derecognized, while the accounts receivables transferred without recourse were RMB1,583,968 and RMB9,854,493, and were derecognized.

Mr. Richard Qiangdong Liu, the Group’s Chairman of the Board and Chief Executive Officer, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to the Group, and the Group has agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.

The terms of the agreements with the related parties are determined based on contracted prices negotiated with other parties in normal commercial terms.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

30.  Segment reporting

The Group has determined that it operates in two operating segments: (1) JD Retail, (2) New Businesses. JD Retail represents core e-commerce business. New Businesses include O2O (deconsolidated since its merger with Dada Nexus on April 26, 2016), logistics services provided to third parties, technology initiatives and overseas business. JD Digits was included in New Businesses before June 30, 2017, which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits (Note 6).

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

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2016, 2017 and 2018.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues:
JD Retail	254,396,326	356,020,374	447,502,173
New Businesses	3,297,434	6,021,508	14,665,281
Inter-segment(*)	(223,300)	(546,667)	(1,103,943)
Total segment net revenues	257,470,460	361,495,215	461,063,511
Unallocated items(**)	819,487	836,539	956,248
Total consolidated net revenues	258,289,947	362,331,754	462,019,759

Operating income/(loss):
JD Retail	2,269,500	4,956,264	7,049,222
New Businesses	(670,430)	(2,070,668)	(5,136,657)
Total segment operating income	1,599,070	2,885,596	1,912,565
Unallocated items(**)	(2,850,723)	(3,721,072)	(4,531,696)
Total consolidated operating loss	(1,251,653)	(835,476)	(2,619,131)
Total other income/(expense)	(630,248)	956,436	245,453
Income/(loss) before tax	(1,881,901)	120,960	(2,373,678)

(*) The inter-segment eliminations mainly consisted of services provided by JD Retail to overseas business, and services provided by JD Logistics to the vendors of JD Retail, which the Group recorded as a deduction of cost of revenues at the consolidated level.

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

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

31.  Employee benefit

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB2,575,150, RMB3,546,241 and RMB5,290,925 for the years ended December 31, 2016, 2017 and 2018, respectively.

32.  Lines of credit and loan facilities

As of December 31, 2018, the Group had agreements with commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB60,850,936. The Group was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2018.

As of December 31, 2018, under the lines of credit, the Group had RMB10,000 used for the liquidity loans, RMB17,742,759 reserved for the issuance of bank acceptance, RMB1,229,346 reserved for the bank guarantee and RMB5,331 used for other facilities.

In December 2017, the Group entered into a 5-year US$1,000,000 term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. The use of proceeds of the facilities was intended for general corporate purposes. As of December 31, 2018, the Group had an undrawn balance of US$550,000 under the credit facilities agreement, with a commitment fee of 0.2% per annum on the undrawn portion, which will be expired one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement.

33.  Commitments and contingencies

Operating lease commitments for offices and fulfillment infrastructures

The Group leases office, fulfillment infrastructures under non-cancelable operating lease agreements. The rental expenses were RMB2,269,259, RMB3,086,709 and RMB4,571,036 for the years ended December 31, 2016, 2017 and 2018, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Income/(Loss) when incurred.

Future minimum lease payments under these non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

As of December 31, 2018
RMB
2019	3,596,926
2020	2,553,344
2021	1,452,812
2022	907,116
2023	459,342
2024 and Thereafter	1,044,818
10,014,358

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

33.  Commitments and contingencies (Continued)

Commitments for internet data center (IDC) service fee

The Group entered into non-cancelable internet data center (IDC) service agreements. The related expenses were RMB558,094, RMB805,656 and RMB1,498,935 for the years ended December 31, 2016, 2017 and 2018, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Income/(Loss) when incurred.

Future minimum payments under these non-cancelable agreements with initial terms of one year or more consist of the following:

As of December 31, 2018
RMB
2019	656,427
2020	76,015
2021	10,487
2022	7,636
2023	1,783
2024 and Thereafter	3,267
755,615

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB10,041,618 as of December 31, 2018. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Long-term debt obligations

The Group’s long-term debt obligations include unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes and long-term borrowings have been disclosed in Note 18 and Note 19, respectively.

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

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2016, 2017 and 2018.

34.  Restricted net assets

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

34.  Restricted net assets (Continued)

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

Amounts restricted include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, totaling approximately RMB25,856,343 as of December 31, 2018; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 are disclosed in Note 36.

35.  Subsequent events

In 2018, the Group established a property management group (“JDPM”) to manage the expanding logistics facilities and other real estate properties. JDPM develops and manages these properties, and the Group may seek opportunistic dispositions to optimize the Company’s capital structure. In February 2019, JDPM established JD Logistics Properties Core Fund, L.P. (“JD LPC Fund”) together with GIC, Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. The Group serves as the general partner and has committed 20% of the total capital of JD LPC Fund, and GIC has committed the remaining 80%. The investment committee of JD LPC Fund, which comprise the representatives from the Group and GIC, will oversee the key operations of JD LPC Fund. Furthermore, on February 27, 2019, the Group entered into a definitive agreement with JD LPC Fund, pursuant to which the Group will dispose of certain of its modern logistics facilities to JD LPC Fund, valuing at RMB10.9 billion, to unlock meaningful value from its balance sheet and recycle capital for its future growth initiatives. JD LPC Fund will use leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing. Subsequent to the disposition, the Group will lease back these facilities for operational purposes. JDPM will serve as the asset manager managing JD LPC Fund’s assets. As of the report date, the Group has received part of the total consideration of RMB2.3 billion from JD LPC Fund. It is expected that the disposition of the majority of these logistics facilities will be completed in 2019. The Group is evaluating the accounting impact of this transaction.

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

36.  Parent company only condensed financial information

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

As of December 31, 2018, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of December 31,
	2017	2018
	RMB	RMB	US$
			Note 2(g)
ASSETS
Current assets:
Cash and cash equivalents	8,964,809	2,196,796	319,511
Short term investment	—	755	110
Prepayments and other current assets	63,853	121,822	17,718
Amount due from related parties	715,671	1,555,288	226,207
Total current assets	9,744,333	3,874,661	563,546
Non-current assets:
Investment in equity investees	7,514	—	—
Investments in subsidiaries, consolidated VIEs and VIEs’ subsidiaries	45,675,625	64,127,171	9,326,910
Investment securities	35,893	12,978	1,888
Intangible assets, net	3,092,549	1,569,483	228,272
Other non-current assets	—	121,453	17,664
Total non-current assets	48,811,581	65,831,085	9,574,734
Total assets	58,555,914	69,705,746	10,138,280

LIABILITIES
Current liabilities:
Accrued expenses and other liabilities	67,743	60,190	8,755
Total current liabilities	67,743	60,190	8,755
Non-current liabilities:
Long-term borrowings	—	3,088,440	449,195
Unsecured senior notes	6,447,357	6,786,143	987,004
Total non-current liabilities	6,447,357	9,874,583	1,436,199
Total liabilities	6,515,100	9,934,773	1,444,954

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,477,346,590 Class A ordinary shares issued and 2,406,652,132 outstanding, 461,362,309 Class B ordinary shares issued and 446,011,297 outstanding as of December 31, 2017; 2,507,473,330 Class A ordinary shares issued and 2,447,926,638 outstanding, 458,342,517 Class B ordinary shares issued and 446,369,717 outstanding as of December 31, 2018)	377	380	55
Additional paid-in capital	76,254,607	82,832,895	12,047,545
Statutory reserves	635,966	1,400,412	203,681
Treasury stock	(4,457,608)	(3,783,729)	(550,321)
Accumulated deficit	(22,234,609)	(24,038,081)	(3,496,194)
Accumulated other comprehensive income	1,842,081	3,359,096	488,560
Total shareholders’ equity	52,040,814	59,770,973	8,693,326
Total liabilities and shareholders’ equity	58,555,914	69,705,746	10,138,280

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

36.  Parent company only condensed financial information (Continued)

Condensed Statements of Operations and Comprehensive Income/(Loss)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(g)
Operating expenses
Marketing	(1,218,760)	(1,215,222)	(1,218,920)	(177,285)
General and administrative	(577,350)	(556,534)	(495,835)	(72,116)
Loss from operations	(1,796,110)	(1,771,756)	(1,714,755)	(249,401)
Share of income/(loss) of subsidiaries, consolidated VIEs and VIEs’ subsidiaries	(1,948,761)	1,717,151	(653,408)	(95,034)
Interest income	55,373	66,848	220,186	32,025
Interest expense	(164,910)	(260,756)	(315,683)	(45,914)
Others, net	47,618	96,256	(27,973)	(4,067)
Net loss	(3,806,790)	(152,257)	(2,491,633)	(362,391)
Net loss attributable to ordinary shareholders	(3,806,790)	(152,257)	(2,491,633)	(362,391)

Net loss	(3,806,790)	(152,257)	(2,491,633)	(362,391)
Other comprehensive income:
Foreign currency translation adjustments	943,616	(822,052)	2,696,784	392,231
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains/(losses), nil of tax	(78,792)	1,473,014	237,585	34,555
Reclassification adjustment for (gains)/losses recorded in net income, nil of tax	123,743	(352,274)	(260,712)	(37,919)
Net unrealized gains/(losses) on available-for-sale securities	44,951	1,120,740	(23,127)	(3,364)
Total other comprehensive income	988,567	298,688	2,673,657	388,867
Total comprehensive income/(loss)	(2,818,223)	146,431	182,024	26,476

JD.com, Inc.

Notes to the Consolidated Financial Statements

(All amounts in thousands, except for share and per share data)

36.  Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(g)

Net cash used in operating activities	(33,756)	(105,219)	(233,195)	(33,917)

Cash flows from investing activities:
Purchases of investment securities	—	—	(755)	(110)
Cash received from disposal of investment securities	16,440	—	7,893	1,148
Receipts from/(prepayments and investments in) subsidiaries, consolidated VIEs and VIEs’ subsidiaries	(3,364,402)	2,359,092	(12,425,233)	(1,807,175)
Prepayments and investments in equity investees	—	(7,646)	—	—
Loans provided to JD Digits	(369,570)	(31,161)	(839,617)	(122,117)
Net cash provided by/(used in) investing activities	(3,717,532)	2,320,285	(13,257,712)	(1,928,254)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	—	—	3,531,870	513,689
Repurchase of ordinary shares	(5,338,274)	—	(205,886)	(29,945)
Purchase of capped call options	(2,007,100)	—	—	—
Proceeds from long-term borrowings	—	—	2,890,575	420,417
Proceeds from settlement of capped call options	1,463,218	737,501	—	—
Proceeds from issuance of ordinary shares pursuant to stock plans	82,396	135,745	48,555	7,062
Proceeds from unsecured senior notes, net of discount and debt issuance costs	6,355,969	—	—	—
Upfront fee payment for long-term borrowings	—	—	(81,581)	(11,865)
Net cash provided by financing activities	556,209	873,246	6,183,533	899,358

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	369,104	(240,077)	539,361	78,447
Net increase/(decrease) in cash, cash equivalents, and restricted cash	(2,825,975)	2,848,235	(6,768,013)	(984,366)
Cash, cash equivalents, and restricted cash at beginning of year	8,942,549	6,116,574	8,964,809	1,303,877
Cash, cash equivalents, and restricted cash at end of year	6,116,574	8,964,809	2,196,796	319,511

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, consolidated VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented in the Condensed Balance Sheets as “Investments in subsidiaries, consolidated VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, consolidated VIEs and VIEs’ subsidiaries’ financial results are presented as “Share of income/(loss) of subsidiaries, consolidated VIEs and VIEs’ subsidiaries” in the Condensed Statements of Operations and Comprehensive Income/(Loss). The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.