Form 20-F/A
period 2018-12-31
JD.com, Inc.
filed 2019-06-28
CIK 1549802

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
Daxing District, Beijing 101111
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered	Trading Symbol
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00002 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market) The NASDAQ Stock Market LLC (The NASDAQ	JD
Class A ordinary shares, par value US$0.00002 per share*	Global Select Market)

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

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by JD.com, Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission on April 15, 2019 (the “Original Filing”). The Company is filing this Amendment to include the financial statements and related notes of Dada Nexus Limited (“Dada”), Bitauto Holdings Limited (“Bitauto”) and Tuniu Corporation (“Tuniu”), as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant. We have determined that our equity method investments in Dada, Bitauto and Tuniu, each of which is not consolidated in our financial statements, were significant under Rule 1-02(w) and Rule 3-09 of Regulation S-X in relation to our financial results for the years ended December 31, 2016 and 2017, and our equity method investments in Dada was also significant under Rule 1-02(w) and Rule 3-09 of Regulation S-X in relation to our financial results for the year ended December 31, 2018. This Amendment is therefore filed to supplement the Original Filing with the inclusion of the financial statements and related notes of Dada, Bitauto and Tuniu as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 (the “Financial Statements of Dada, Bitauto and Tuniu”). In addition, Dada has restated its financial statements as of and for the years ended December 31, 2016 and 2017, all of which are included in the Financial Statements of Dada, Bitauto and Tuniu filed herewith.

This Form 20-F/A consists solely of the cover page, this explanatory note, the Financial Statements of Dada, Bitauto and Tuniu, certifications by our chief executive officer and chief financial officer, and the consents of the independent auditor of each of Dada, Bitauto and Tuniu. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities and Exchange Commission subsequent to the Original Filing.

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

4.7†

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

4.15†

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

4.22†

English translation of Executed Form of the Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.23†	English translation of Executed Form of the Power of Attorney by the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

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

4.40†	Investor Rights Agreement, by and between the Registrant and Google LLC, dated as of June 18, 2018

4.41†	Subscription Agreement, by and between the Registrant and Google LLC, dated as of June 18, 2018

4.42†	Subscription Agreement relating to the offering of limited partnership interests in JD Logistics Properties Core Fund, L.P.

4.43†	Share Purchase Agreement, by and between Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, as sellers, and JD Star Development X (HK) Limited, as purchaser, dated as of February 27, 2019

(Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act)

8.1†	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2†	Consent of Zhong Lun Law Firm

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding the opinion in Exhibit 99.1

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding the opinion in Exhibit 99.2

Exhibit Number	Description of Document
15.5*	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.3

15.6*	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.4

99.1*	Consolidated Financial Statements of Dada Nexus Limited as of and for the years ended December 31, 2016 (Restated) and 2017 (Restated)

99.2*	Consolidated Financial Statements of Dada Nexus Limited as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018

99.3*	Consolidated Financial Statements of Bitauto Holdings Limited as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018

99.4*	Consolidated Financial Statements of Tuniu Corporation as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed on April 15, 2019

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman and Chief Executive Officer

Date: June 28, 2019