Form 20-F
period 2019-12-31
JD.com, Inc.
filed 2020-04-15
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM

20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019 .

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

20th Floor, Building A
,
No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District
, Beijing
101111
People’s Republic of
China
(Address of Principal Executive Offices)
Sidney Xuande Huang
, Chief Financial Officer
Telephone: +
86 10
8911-8888
Email: ir@jd.com
20th Floor, Building A
,
No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District
, Beijing
101111
People’s Republic of
China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00002 per share) Class A ordinary shares, par value US$0.00002 per share*	JD	The Nasdaq Stock Market LLC (The N asdaq Global Select Market) The Nasdaq Stock Market LLC (The N asdaq Global Select Market)

*	Not for trading, but only in connection with the listing on The N asdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,483,366,264
Class A ordinary shares (excluding the 36,904,874 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and
453,672,011
Class B ordinary shares, par value US$
0.00002
per share, as of December 31, 2019.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.
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
☐
  Yes
☐
  No

i

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, references in this annual report to:
•	“ADSs” are to our American depositary shares, each of which represents two Class A ordinary shares;

•	“annual active customer accounts” are to customer accounts that made at least one purchase during the twelve months ended on the respective dates, including both online retail and online marketplace;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00002 per share; and

•	“we,” “us,” “our company” and “our” are to JD.com, Inc., its subsidiaries and its consolidated variable interest entities and their subsidiaries.

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
•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the retail and online retail markets in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with customers, suppliers and third-party merchants;

•	our plans to invest in our fulfillment infrastructure and technology platform as well as new business initiatives;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

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
Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB amounts could have been, or could be, converted into U.S. dollars, as the case may be, at any particular rate, or at all.

PART I
Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.
Item 2.	Offer Statistics and Expected Timetable

Not applicable.
Item 3.	Key Information

A.
Selected Financial Data
The following table presents the selected consolidated financial information of our company. As of June 30, 2017, we deconsolidated our finance business operated by Beijing Jingdong Financial Technology Holding Co., Ltd. (now known as Beijing Jingdong Digital Technology Co., Ltd., or JD Digits), as a result of the reorganization of JD Digits. Accordingly, the historical financial results of JD Digits are reflected as discontinued operations in our consolidated financial statements for periods from January 1, 2015 to June 30, 2017, except for consolidated balance sheets as of December 31, 2015 as the impact of JD Digits was not material during this period. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statements of operations data for the years ended December 31, 2015 and 2016, selected consolidated balance sheets data as of December 31, 2015 and 2016 and selected consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report, and the cash flow data for the year ended December 31, 2015 have been retrospectively adjusted as a result of the new accounting guidance adopted on January 1, 2018 (see note (6) below for more details). Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net revenues:
Net product revenues	167,936	237,944	331,824	416,109	510,734	73,362
Net service revenues	13,106	20,346	30,508	45,911	66,154	9,503

Total net revenues	181,042	258,290	362,332	462,020	576,888	82,865

Cost of revenues	(158,960)	(222,935)	(311,517)	(396,066)	(492,467)	(70,738)
Fulfillment	(12,367)	(18,560)	(25,865)	(32,010)	(36,968)	(5,310)
Marketing	(7,233)	(10,159)	(14,918)	(19,237)	(22,234)	(3,194)
Research and development	(2,902)	(4,453)	(6,652)	(12,144)	(14,619)	(2,100)
General and administrative	(2,188)	(3,436)	(4,215)	(5,160)	(5,490)	(789)
Impairment of goodwill and intangible assets	(2,750)	—	—	(22)	—	—
Gain on sale of development properties	—	—	—	—	3,885	558

Income/(loss) from operations (1)(2)(3)	(5,358)	(1,253)	(835)	(2,619)	8,995	1,292

Other income/(expense):
Share of results of equity investees	(2,852)	(2,782)	(1,927)	(1,113)	(1,738)	(250)
Interest income	673	1,227	2,530	2,118	1,786	257
Interest expense	(73)	(619)	(964)	(855)	(725)	(104)

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Others, net	(147)	1,544	1,317	95	5,375	772

Income/(loss) before tax	(7,757)	(1,883)	121	(2,374)	13,693	1,967
Income tax benefits/(expenses)	15	(166)	(140)	(427)	(1,803)	(259)

Net income/(loss) from continuing operations	(7,742)	(2,049)	(19)	(2,801)	11,890	1,708

Net income/(loss) from discontinued operations, net of tax	(1,376)	(1,365)	7	—	—	—

Net income/(loss)	(9,118)	(3,414)	(12)	(2,801)	11,890	1,708
Net loss from continuing operations attributable to non-controlling interests shareholders	(10)	(48)	(135)	(311)	(297)	(42)
Net loss from discontinued operations attributable to non-controlling interests shareholders	—	(4)	(5)	—	—	—
Net income from continuing operations attributable to mezzanine equity classified as non-controlling interests shareholders	—	—	—	2	3	0
Net income from discontinued operations attributable to mezzanine equity classified as non-controlling interests shareholders	—	445	281	—	—	—

Net income/(loss) attributable to ordinary shareholders	(9,108)	(3,807)	(153)	(2,492)	12,184	1,750

Including : Net loss from discontinued operations attributable to ordinary shareholders	(1,376)	(1,806)	(269)	—	—	—

Net income/(loss) from continuing operations attributable to ordinary shareholders	(7,732)	(2,001)	116	(2,492)	12,184	1,750

Net income/(loss) per share
Basic
Continuing operations	(2.83)	(0.71)	0.04	(0.87)	4.18	0.60
Discontinued operations	(0.50)	(0.64)	(0.09)	—	—	—
Net income/(loss) per share	(3.33)	(1.36)	(0.05)	(0.87)	4.18	0.60
Diluted
Continuing operations	(2.83)	(0.71)	0.04	(0.87)	4.11	0.59
Discontinued operations	(0.50)	(0.64)	(0.09)	—	—	—
Net income/(loss) per share	(3.33)	(1.36)	(0.05)	(0.87)	4.11	0.59
Net income/(loss) per ADS (4)
Basic
Continuing operations	(5.65)	(1.43)	0.08	(1.73)	8.37	1.20
Discontinued operations	(1.01)	(1.29)	(0.19)	—	—	—
Net income/(loss) per ADS	(6.66)	(2.71)	(0.11)	(1.73)	8.37	1.20
Diluted
Continuing operations	(5.65)	(1.43)	0.08	(1.73)	8.21	1.18
Discontinued operations	(1.01)	(1.29)	(0.18)	—	—	—
Net income/(loss) per ADS	(6.66)	(2.71)	(0.11)	(1.73)	8.21	1.18
Weighted average number of shares:
Basic	2,735,034,034	2,804,767,889	2,844,826,014	2,877,902,678	2,912,637,241	2,912,637,241
Diluted	2,735,034,034	2,804,767,889	2,911,461,817	2,877,902,678	2,967,321,803	2,967,321,803

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(8)	(17)	(28)	(72)	(82)	(12)
Fulfillment	(164)	(332)	(426)	(419)	(440)	(63)
Marketing	(48)	(87)	(136)	(190)	(259)	(37)
Research and development	(209)	(470)	(671)	(1,163)	(1,340)	(193)
General and administrative	(648)	(1,154)	(1,520)	(1,816)	(1,573)	(226)

(2)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(10)	(93)	(164)	(168)	(165)	(24)
Marketing	(1,225)	(1,222)	(1,222)	(1,232)	(637)	(92)
Research and development	(24)	(46)	(84)	(98)	(99)	(14)
General and administrative	(180)	(248)	(308)	(308)	(308)	(44)

(3)	In April 2017, leveraging our advanced technology and logistics expertise, we established JD Logistics, a new business group under JD.com, to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to third parties, including both third-party merchants and suppliers on the JD platform and other business partners, are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that has been reclassified to conform to the current period financial statement presentation were RMB1,664 million and RMB2,561 million for the years ended December 31, 2015 and 2016, respectively.

(4)	Each ADS represents two Class A ordinary shares.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	17,864	15,567	25,688	34,262	36,971	5,311
Restricted cash	2,115	2,294	4,110	3,240	2,941	422
Short-term investments	2,780	6,548	8,588	2,036	24,603	3,534
Inventories, net	20,540	28,909	41,700	44,030	57,932	8,321
Accounts receivable, net	8,194	16,141	16,359	11,110	6,191	889
Investment in equity investees	8,713	14,629	18,551	31,357	35,576	5,110
Investment securities	1,006	1,060	10,028	15,902	21,417	3,076
Total assets	85,015	160,374	184,055	209,165	259,724	37,307
Accounts payable	29,819	46,036	74,338	79,985	90,428	12,989
Nonrecourse securitization debt	3,334	11,549	17,160	4,398	—	—
Unsecured senior notes	—	6,831	6,447	6,786	6,912	993
Total liabilities	54,294	119,154	131,666	132,337	159,099	22,853
Total mezzanine equity (5)	—	7,057	—	15,961	15,964	2,293
Total JD.com, Inc. shareholders’ equity	30,583	33,893	52,041	59,771	81,856	11,758
Number of outstanding ordinary shares	2,741,990,486	2,836,444,397	2,852,663,429	2,894,296,355	2,924,315,263	2,924,315,263

(5)	In February 2018, we raised financing for JD Logistics from third-party investors in the total amount of US$2.5 billion by issuing series A preferred shares of JD Logistics. Upon the completion of the financing, the third-party investors own approximately 19% of the equity interests of JD Logistics on a fully diluted basis. We determined that the series A preferred shares should be classified as mezzanine equity upon their issuance since they were contingently redeemable.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by continuing operating activities	4,122	9,467	29,342	20,881	24,781	3,560
Net cash used in discontinued operating activities	(1,349)	(1,227)	(2,486)	—	—	—

Net cash provided by operating activities (6)	2,773	8,240	26,856	20,881	24,781	3,560

Net cash used in continuing investing activities	(9,809)	(17,069)	(21,944)	(26,079)	(25,349)	(3,641)
Net cash provided by/(used in) discontinued investing activities	2,018	(28,412)	(17,871)	—	—	—

Net cash used in investing activities (6)	(7,791)	(45,481)	(39,815)	(26,079)	(25,349)	(3,641)

Net cash provided by continuing financing activities	3,835	8,649	5,180	11,220	2,572	370
Net cash provided by discontinued financing activities	865	32,050	14,055	—	—	—

Net cash provided by financing activities	4,700	40,699	19,235	11,220	2,572	370

Effect of exchange rate changes on cash, cash equivalents and restricted cash	344	727	(642)	1,682	406	57

Net increase in cash, cash equivalents and restricted cash	26	4,185	5,634	7,704	2,410	346
Cash, cash equivalents and restricted cash at beginning of year	19,953	19,979	24,164	29,798	37,502	5,387

Cash, cash equivalents and restricted cash at end of year	19,979	24,164	29,798	37,502	39,912	5,733
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	3,882	6,303	—	—	—	—

Cash, cash equivalents and restricted cash of continuing operations at end of year	16,097	17,861	29,798	37,502	39,912	5,733

(6)	As a result of new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period
and
end-of-period
total amounts shown on the statement of cash flows. The impact of the retrospective reclassification on cash flows of operating activities for the years ended December 31, 2015, 2016 and 2017 was an increase of RMB1,077 million, a decrease of RMB527 million, and an increase of RMB2,035 million, respectively. The impact on cash flows of investing activities for the years ended December 31, 2015, 2016 and 2017 was a decrease of RMB2,000 million, an increase of RMB2,787 million, and a decrease of RMB2,317 million, respectively.

B.	Capitalization and Indebtedness

Not applicable.
C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors
Risks Related to Our Business
If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.
Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand our technology platform and fulfillment infrastructure and increase our product and service offerings. For example, in 2019, we recruited new employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel to strengthen our supply chain-based technology and service capability, and we will continue to invest resources in training, managing and motivating our workforce. We also plan to continue to build our warehouses and establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In addition, as we continue to increase our product and service offerings, we will need to work with a large number of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party merchants. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.
We incurred significant net losses in the past and we may not be able to maintain profitability in the future.
We incurred significant net losses in the past. We had net losses from continuing operations of RMB19 million and RMB2,801 million in 2017 and 2018, respectively, and had net income from continuing operations of RMB11,890 million (US$1,708 million) in 2019. We had accumulated deficits of RMB22,235 million, RMB24,038 million and RMB11,913 million (US$1,711 million) as of December 31, 2017, 2018 and 2019, respectively.
We cannot assure you that we will be able to continue to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online marketplace and offering value-added services with higher margins. Accordingly, we intend to continue to invest for the foreseeable future in our technology platform and fulfillment infrastructure to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, we may not be able to maintain our profitability in the future.
If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected.
The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demands, maintain the quality of our products and services, attract and regulate third-party merchants on our online marketplace, and provide timely and reliable delivery, flexible payment options and superior after-sales service.

We rely primarily on our own fulfillment infrastructure, and to a lesser extent on contracted third-party couriers, to deliver our products. Interruptions or failures in our delivery services or contracted third-party couriers could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party couriers, such as inclement weather, natural disasters, virus outbreaks, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, our own delivery personnel and those of contracted third-party couriers act on our behalf and, in most instances, interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure and for a portion of our bulky item deliveries, and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. In addition, we have opened our fulfillment infrastructure by offering logistics services to third parties. If we are not able to manage our logistics services successfully, opening these services to third parties could divert the resources available to our retail business and affect customer experience. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers. In certain instances, our customers may be referred to our affiliates when using our services. Even though we do not necessarily have control over these affiliates, any negative customer experience associated with them may adversely affect our brand and reputation.
We operate three
24-7
customer service centers in Suqian and Yangzhou, Jiangsu Province, and Chengdu, Sichuan Province, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2019, we had over 10,000 customer service representatives at these three centers. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.
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
We generate the majority of our revenues from online retail. While online retail has existed in China since the 1990s, only recently have certain large online retail companies become profitable. The long-term viability and prospects of various online retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:
•	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•	the trust and confidence level of online retail consumers in China, as well as changes in customer demographics and consumer tastes and preferences;

•	the selection, price and popularity of products as well as promotions that we and our competitors offer online;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•	the development of fulfillment, payment and other ancillary services associated with online purchases.

A decline in the popularity of online shopping in general, or any failure by us to adapt our mobile apps and websites and to improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.
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
We believe that the recognition and reputation of our JD (
京东
) brand among our customers, suppliers and third-party merchants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:
•	provide a compelling shopping experience to customers;

•	maintain the popularity, attractiveness, diversity, quality and authenticity of the products we offer;

•	maintain the efficiency, reliability and quality of our fulfillment services;

•	maintain or improve customers’ satisfaction with our after-sale services;

•	support third-party merchants to provide satisfactory customer experience through our online marketplace;

•	increase brand awareness through marketing and brand promotion activities; and

•	preserve our reputation and goodwill in the event of any negative publicity, including those on customer service, customer and supplier relationships, internet security, product quality, price or authenticity, or other issues affecting us or other online retail businesses in China.

A public perception that
non-authentic,
counterfeit or defective goods are sold on our mobile apps and websites or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our websites, products and services, as well as products sold by third-party merchants through our online marketplace, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected.
Our future growth depends on our ability to continue to attract purchases from new customers and existing customers. Constantly changing consumer preferences have affected and will continue to affect the retail industry, in particular the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. We have been making progress in leveraging artificial intelligence, or AI, technologies to generate personalized recommendations to customers for products in which they may be interested. Each product page typically has recommendations of similar products or other products that are often purchased together with that product. In addition, our mobile apps and websites make recommendations to customers according to a comprehensive dataset compiled based on customers’ shopping behavior. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior, to provide accurate and reliable information. Our customers choose to purchase products on our mobile apps and websites due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores, or if we cannot maintain a steady supply of products they desire. If our customers cannot find their desired products on our mobile apps and websites at attractive prices, they may lose interest in us and visit our mobile apps and websites less frequently or even stop visiting our mobile apps and websites altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.
We plan to further expand our fulfillment infrastructure. If we are unable to manage such expansion successfully, our business prospects and results of operations may be materially and adversely affected.
We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2019, we operated regional fulfillment centers in seven major cities, front distribution centers in 28 cities and other additional warehouses in 54 cities in China.
Our comprehensive fulfillment facilities covered almost all the counties and districts across China, and we had 175,954 warehouse and delivery personnel as of December 31, 2019. We are constructing our warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. In April 2017, we opened up our fulfillment infrastructure to third-parties and established a new business group, JD Logistics, to provide integrated supply chain and logistics services to third-party businesses across a wide range of industries. JD Logistics provides these businesses with comprehensive supply chain solutions, including warehousing, transportation, delivery and after-sales service. In October 2018, JD Logistics opened up its leading logistics network to consumers, offering parcel delivery service to users in certain regions. Leveraging our extensive delivery network, users in these areas can conveniently send items intra-city and throughout most of mainland China with our same fast and reliable delivery service. In April 2019, JD Logistics introduced its new cold chain service which utilizes idle capacity in the industry to offer cold chain transport services. Combined with JD Logistics’s previously launched cold chain services, it has formed a one-stop
shop from Factory to Business to Customer (F2B2C) cold chain delivery system to meet the service demands of manufacturers, third-party merchants, and consumers. JD Logistics has experienced rapid growth since its inception. However, the increase in demand for our logistics services may result in additional challenges in operating our fulfillment infrastructure. For example, increasing volume of parcels may cause delay for our delivery services, or we may be required to make significant capital expenditure to further expand our existing fulfillment facilities to handle the increasing orders both from our online marketplace and from third-party businesses. In addition, the development of logistics business is capital intensive. To address such capital requirement, in February 2018, we entered into definitive agreements with third-party investors for the financing of JD Logistics. We raised a total amount of US$2.5 billion from third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis upon the completion of the transaction and we have remained as the controlling shareholder of JD Logistics. Despite such arrangement and capital injection, JD Logistics may require additional capital resources due to further developments or changed business conditions. JD Logistics may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Logistics, and the investors may have a strategy or objective different from ours with respect to JD Logistics or impose conditions that could restrict the operations of JD Logistics. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all. In addition, JD Logistics may from time to time need to adjust certain elements of its operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery personnel and other labor support, which may result in disruption to or delay in its delivery services. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’ results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations.

We also plan to continue the establishment of fulfillment facilities at additional locations, including those smaller and less developed areas, to further enhance our ability to deliver products to customers directly ourselves. As we continue to add fulfillment and warehouse capability and expand our reach to those smaller, less-developed areas, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.
We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively.
The retail industry in China, in particular the online retail industry, is intensely competitive. We compete for customers, orders, products and third-party merchants. Our current or potential competitors include major
e-commerce
companies in China that offer a wide range of general merchandise product categories, major traditional retailers in China that are moving into online retailing, online retail companies in China focused on specific product categories, and physical retail stores including big-box
stores that also aim to offer a
one-stop
shopping experience. See “Item 4.B. Information on the Company—Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.
Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.
Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, higher penetration in certain regions or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites, mobile apps and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks.
In recent years, we have expanded our product offerings to include a wide range of products including apparel and footwear, bags, jewelry, household goods, cosmetics, personal care products, baby and maternity products, food and beverages, fresh produce, fitness equipment, autoparts, nutritional supplements, and books and virtual goods. Expansion into diverse new product categories and substantially increased number of products and stock keeping units involves new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.
If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
Our scale and business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment, and they may not be returnable.
Our net inventories have increased significantly in recent periods, from RMB41,700 million as of December 31, 2017, to RMB44,030 million as of December 31, 2018 and further to RMB57,932 million (US$8,321 million) as of December 31, 2019. Our annual inventory turnover days were 38.9 days in 2017, 38.7 days in 2018 and 35.8 days in 2019. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.
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
We have experienced rapid growth since we commenced our online retail business in 2004. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or online retail industry in China, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.
We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB14,918 million, RMB19,237 million and RMB22,234 million (US$3,194 million) of marketing expenses in 2017, 2018 and 2019, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.
If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.
We source products from third-party suppliers for our retail business. We had over 24,000 suppliers as of December 31, 2019. Our suppliers include domestic and cross-border manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year
framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for retail business were 60.3 days in 2017, 60.2 days in 2018 and 54.5 days in 2019. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.
Any interruption in the operation of our regional fulfillment centers, front distribution centers, other additional warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.
Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the smooth operation of our regional fulfillment centers, front distribution centers, other additional warehouses, and our delivery and pickup stations. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins,
earthquake, human error and other events. If any of our regional fulfillment centers were to operate at a lower capacity or rendered incapable of operations, then we may be unable to fulfill any orders in a timely manner or at all in any of the provinces that rely on that center. For example, business operations at our fulfillment centers could be disrupted if any of our employees working therein are suspected of being infected with a novel strain of coronavirus
(“COVID-19”),
since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, those events that could damage our fulfillment infrastructure, such as fire and flood, may also result in damages to our inventory stored in or delivered through our fulfillment infrastructure, and in such event, we would incur losses as a result. We do not carry business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.
We have invested significant resources in expanding and will continue to expand our fulfillment infrastructure and upgrade our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB18.0 billion (US$2.6 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2019. We sold certain of our development properties and received proceeds of RMB7.9 billion (US$1.1 billion) in 2019. We seek to realize development profits and recycle capital from mature properties to fund new developments and scale the business. This initiative, however, may not always be successful. See “Item 4. Information on the Company—A. History and Development of the Company” for further information. We also paid significant amounts for upgrading our technology platform during the same periods. We expect to continue to invest in our fulfillment and technology capabilities for a number of years. We also intend to continue to add resources to our fulfillment infrastructure and upgrade our technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.
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
We use third-party couriers to deliver some orders, and our third-party merchants use couriers to deliver a significant number of orders. If these couriers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.
We maintain cooperation arrangements with a number of third-party couriers (including Dada Nexus Limited, or Dada Group, a leading platform of local on-demand
retail and delivery in China) to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure, particularly in smaller and less developed areas. We may also use third-party service providers to ship products from our regional fulfillment centers or front distribution centers to delivery stations or to deliver bulky item products. Third-party merchants also use third-party couriers if they do not make use of our delivery services. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, virus outbreaks, transportation disruptions or labor unrest. In addition, if our third-party couriers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation may be materially and adversely affected.

Our online marketplace is subject to risks associated with third-party merchants.
As of December 31, 2019, there were over 270,000 third-party merchants on our online marketplace.
We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. Many of our third-party merchants use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our mobile apps and websites. If any third-party merchant does not control the quality of the products that it sells on our mobile apps and websites, fails to timely deliver the products to customers, delivers products that are faulty or materially different from description, sells counterfeit or unlicensed products, or sells products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party merchant, the reputation of our online marketplace and our JD brand may be materially and adversely affected and we could face claims to hold us liable for the losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online retail. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online retail operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.
Failure to deal effectively with any fictitious transactions or other fraudulent conduct would materially and adversely affect our business, financial condition and results of operations.
We may face risks with respect to fraudulent activities on our online marketplace. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplace, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among third-party merchants and customers. In addition to fraudulent transactions with legitimate customers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our online marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm our customers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated transaction volume from our online marketplace. Moreover, illegal, fraudulent or collusive activities by our employees, such as fraud, bribery or corruption, could also subject us to liability or negative publicity or cause losses. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees would severely diminish consumer confidence in us, reduce our ability to attract new or retain current third-party merchants and customers, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.
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
In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as our investments in Bitauto Holdings Limited, or Bitauto, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry, Yixin Group Limited, or Yixin, a HKEx-listed company that operates a leading online automobile retail transaction platform and subsidiary of Bitauto, and Dada Group, a leading platform of local on-demand
retail and delivery in China, our acquisition of Yihaodian marketplace platform assets from
Wal-Mart
Stores, Inc., or Walmart, an NYSE-listed company, including the Yihaodian brand, mobile apps and websites, and our investments in Yonghui Superstores Co., Ltd., or Yonghui, a company listed on the Shanghai Stock Exchange and a leading hypermarket and supermarket operator in China, Farfetch.com Limited, or Farfetch, an NYSE-listed leading global
e-commerce
platform for the fashion industry, China United Network Communications Limited, or China Unicom, a company listed on the Shanghai Stock Exchange and a Chinese telecommunications operator, Vipshop Holdings Limited, or Vipshop, an NYSE-listed online discount retailer for brands in China, Dalian Wanda Commercial Properties Co., Ltd., or Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China, Jiangsu Five Star Appliance Co., Ltd., or Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China, and AiHuiShou International Co. Ltd., or AiHuiShou, an online second-hand consumer electronics trading platform. See “Item 4. Information on the Company—A. History and Development of the Company—Our Major Investments.” We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures and alliances.

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
Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. As of December 31, 2019, we had net intangible assets of RMB4.1 billion (US$0.6 billion) and goodwill of RMB6.6 billion (US$1.0 billion). In the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value, we may have to record actual or potential impairment charges of investments in equity investees or intangible assets and goodwill recorded in connection with invested businesses. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Investment in Equity Investees.” Moreover, we share the results of the investments which we account for as equity method investments, although we have no control on the factors and risks that affect their business, results of operations and financial condition. In 2019, our share of results of equity investees was a loss of RMB1.7 billion (US$0.2 billion), primarily attributable to losses picked up and the impairment recognized from our equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. When our share of losses in the equity investees equals or exceeds our interest in the equity investees, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investees or unless we have other investments in the equity investees. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results. In addition, changes in accounting principles relating to recognition and measurement of our investments may have a significant impact on our financial results. For instance, in January 2016, the Financial Accounting Standards Board, or the FASB, issued ASU
2016-01,
“Financial Instruments — Overall (Subtopic
825-10)
— Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU
2016-01
amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With the adoption of ASU
2016-01
beginning January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For investments without readily determinable fair values, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. The adoption of ASU
2016-01
has had a significant impact on our earnings, and we recorded a loss of RMB1.5 billion, and a gain of RMB3.5 billion (US$0.5 billion) resulting from the fair value change in long-term investments in 2018 and 2019, respectively.
These and other risks could also lead to negative publicity, litigation, government inquiries, investigations or actions against the companies we invest in or acquire, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards or internal controls and systems.

We may be subject to legal, regulatory and/or administrative proceedings.
We may be subject to litigation and regulatory proceedings inside and outside China relating to third-party and principal intellectual property infringement claims, contract disputes involving third-party merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes and other matters in the ordinary course of our business. As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties. For example, between July and August 2019, two lawsuits were filed against us involving claims in an aggregate amount of approximately RMB2.5 billion, plus damages due to late payments as well as litigation related expenses. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We believe these lawsuits are without merit and we are defending ourselves vigorously. However, there is uncertainty regarding the timing or ultimate resolution of these two lawsuits and the other legal proceedings in which we are involved. We anticipate that we will continue to be subject to legal, regulatory and/or administrative proceedings in the future incidental to our ordinary course of business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling or decision against us. In addition, we may decide to enter into settlements that may adversely affect our results of operations and financial condition.
As our digital economy expands, including across jurisdictions and through the addition of new businesses, we may encounter a variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs.
As a publicly-listed company, we may face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day
operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Our directors and executive officers may also face litigation or proceedings (including securities class action) unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.
Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.
Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Qiangdong Liu, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how
and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition
agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man
insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.
If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.
We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level
managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2019, we employed a total of 175,954 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery personnel and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’ results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our mobile apps and websites, or for products sold on our mobile apps and websites or content posted on our mobile apps and websites that infringe on third-party intellectual property rights, or for other misconduct.
We sourced our products from over 24,000 suppliers as of December 31, 2019. Third-party merchants on our online marketplace are separately responsible for sourcing the products they sell on our mobile apps and websites. As of December 31, 2019, we had over 270,000 third-party merchants on our online marketplace. Although we have adopted measures to verify the authenticity and authorization of products sold on our mobile apps and websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border
e-commerce
business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.
In the event that counterfeit, unauthorized or infringing products are sold on our mobile apps and websites or infringing content is posted on our mobile apps and websites, we could face claims that we should be held liable. We have in the past received claims alleging our infringement of third parties’ rights. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.
Under our standard form agreements, we require suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.”
We may be subject to product liability claims.
The products sold by us through our online retail business may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.
The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.
The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. Almost all of our sales of products are made online through our mobile apps and websites, and the fulfillment services we provide to third-party merchants are related to sales of their products through our mobile apps and websites. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our mobile apps and websites or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our mobile apps and websites. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins
and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies or when the execution of these system upgrades and improvement strategies will be effective. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. In addition, we experience surges in online traffic and orders associated with promotional activities and holiday seasons, such as June 18 and November 11, which can put additional demands on our technology platform at specific times. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.
Any deficiencies in China’s internet infrastructure could impair our ability to sell products over our mobile apps and websites, which could cause us to lose customers and harm our operating results.
Almost all of our sales of products are made online through our mobile apps and websites, and the fulfillment services we provide to third-party merchants are related to sales of their products through our mobile apps and websites. Our business depends on the performance and reliability of the internet infrastructure in China. The availability of our mobile apps and websites depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user
networks operated by such telecommunications carriers and internet service providers to give customers access to our mobile apps and websites. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we receive services. Service interruptions prevent consumers from accessing our mobile apps and websites and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.
If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing customer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.
To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile apps and websites. The industries we operate in are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as AI, big data and cloud. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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
We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our websites and use of our mobile apps. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners including strategic partners or third-party providers of online payment services through which some of our customers may choose to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our websites’ or mobile apps’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network (CSDN) in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party merchants and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny.

As online retail industry and AI technology continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants. For example, the PRC Cyber Security Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. In addition, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273-2017), which came into effect in May 2018. Moreover, the State Administration for Market Regulation and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273-2020) in March 2020, which will replace the previous standard GB/T 35273-2017 and will take effect in October 2020. Pursuant to this standards, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
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
We accept payments using a variety of methods, including payment on delivery, bank transfers, online payments through various third-party online payment platforms such as Weixin Pay, UnionPay and JD Pay (run by JD Digits). For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. Although we deliver a majority of the orders directly to customers ourselves, we use contracted third-party couriers to service areas that are not directly covered by our delivery network. Given some customers choose the cash-on-delivery option when they place their orders online, the delivery personnel of our contracted third-party couriers collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements governing electronic funds transfers, both in China and globally, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.
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
JD Digits currently provides us with certain payment services on a non-exclusive
basis and may provide additional services to us in the future. If JD Digits will not be able to successfully manage its risks such as credit risks, its ability to continue to deliver payment and other services to us may be undermined. In such event, JD Digits might seek to amend the terms of its agreements and arrangements with us, which could potentially result in a conflict of interest. Other conflicts of interest between us and JD Digits may arise relating to commercial or strategic opportunities or initiatives. Although we and JD Digits have each agreed to certain non-competition
undertakings after the reorganization, we cannot assure you that JD Digits would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If JD Digits is unable to successfully manage its business or conflicts of interest that could arise between us and JD Digits are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected.
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
The Framework Agreement we entered into with JD Digits in connection with the reorganization of JD Digits provides for future potential equity issuances of up to 40% of equity interest in JD Digits to us in the event that JD Digits applies for and receives certain PRC regulatory approvals in the future. In addition, upon a qualified IPO or any other liquidity event of JD Digits, if our total ownership of equity interests in JD Digits, if any, has not reached 40%, we would be entitled, at our election, to receive a one-time
payment up to 40% of the equity value, immediately prior to such qualified IPO or other liquidity event of JD Digits. If we acquire equity interests in JD Digits in an aggregate amount less than the full 40% equity interest, then the percentage of JD Digits’s equity value used to calculate the liquidity event payment will be reduced proportionately. The above-mentioned maximum percentages of JD Digits’s equity interest that may be issued to us and JD Digits’s equity value in the form of liquidity payment to us at our election are also subject to potential proportional dilution as a result of any subsequent equity financings or ESOP pool increases of JD Digits, and have been diluted to approximately 36% in connection with JD Digits’s additional round of financing in 2018.

If JD Digits does not receive the required PRC regulatory approvals mentioned above, we will not be able to acquire a direct equity ownership interest in JD Digits, and we would fail to benefit from any appreciation in its equity value beyond the date of a qualified IPO or other liquidity event of JD Digits. Our inability to reap the benefits of any appreciation in equity value of JD Digits, including in connection with a qualified IPO or other liquidity event of JD Digits, could represent a significant missed opportunity that is beyond our control. In addition, if we elect to receive a one-time payment up to 40% of the equity value of JD Digits, which is subject to potential proportional dilution as a result of any subsequent financings or ESOP pool increases of JD Digits and has been diluted to approximately 36% in connection with JD Digits’s additional round of financing in 2018, immediately prior to a qualified IPO or other liquidity event of JD Digits, it is possible that JD Digits will not have sufficient funds to make the payment in a timely manner or on a schedule acceptable to us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements and Transactions Relating to JD Digits.”
Our 7FRESH brand may be unable to keep existing store locations, open new stores in desirable places on favorable terms or compete successfully with other retailers, which could materially and adversely affect its results of operations.
Our 7FRESH brand’s growth strategy includes opening and operating offline fresh food stores at suitable locations. The implementation of this strategy depends on finding suitable locations. In addition, we compete with other retailers and businesses for suitable locations. Local land use and zoning regulations, environmental regulations and other regulatory requirements may affect our ability to find suitable locations and have an impact on the cost of constructing, renovating and operating our stores. Real estate, zoning, construction and other delays may adversely affect store openings and renovations and increase our costs. Moreover, changing local demographics at existing store locations may adversely affect revenue and profitability levels at those stores. The termination or expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores. If we determine to close or relocate a store subject to a lease, we may remain obligated under the lease for the remainder of the lease term.
Furthermore, our offline fresh food stores face increasing competition from other retailers in various aspects, including, among others, pricing, selection, quality and availability of product offering, store hours, in-store amenities, shopping convenience and overall shopping experience. If we operate our stores at locations not suitable for our growth strategy, or if we are unable to maintain our existing store locations, open new stores in desirable places and on favorable terms or compete successfully with other retailers, the results of operations of our 7FRESH brand could be materially and adversely affected.
JD Health, our healthcare subsidiary, is subject to risks associated with the marketing, distributing, selling and regulation of pharmaceutical and healthcare products.
JD Health, our healthcare subsidiary, is subject to certain risks associated with the marketing, distributing and selling of pharmaceutical and other health and wellness products including, but not limited to, the following:
•	inability to successfully execute effective advertising, marketing and promotional activities necessary to maintain and increase the awareness of JD Health and the products and services it offers;

•	failure to implement effective pricing and other strategies in response to intense market competition in the pharmaceutical industry in China;

•	inability to upgrade intelligent healthcare solutions in response to changing consumer demand and preference;

•	inability to stock adequate supply of pharmaceutical and healthcare products that customers desire;

•	inability to obtain and maintain regulatory or governmental permits, approvals and clearances, or to pass PRC government inspections; and

•	the risk of, and resulting liability from, any contamination, injury or other harm caused by any use, misuse, misdiagnosis or side-effects involving products distributed or services provided by JD Health.

The occurrence of any such risks may damage the business and reputation of JD Health, and may have a material and adverse impact on our financial condition and results of operations.
Furthermore, laws and regulations regarding pharmaceutical and healthcare industry in China are strict and extensive. Violation of relevant laws and regulations may result in harsh penalties and, under certain circumstances, lead to criminal prosecution. Meanwhile, regulations of both internet industry and its internet healthcare sector are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, it may be difficult to determine what actions or omissions would be deemed in violation of applicable laws and regulations. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that JD Health would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on its brand reputation and business. Compliance with future laws and regulations may require JD Health to change its business models and practices at an undeterminable and possibly significant financial cost. These additional monetary expenditures may increase future overhead, which may, in turn, have a material adverse effect on our business, financial condition and results of operations.

JD Property Management Group, or JD Property, faces challenges relating to the macroeconomic environment, the market condition and its own business development.
JD Property, our subsidiary that owns, develops and manages our logistics facilities and other real estate properties, is in its early stage of business development and faces challenges relating to the macroeconomic environment, the market condition and certain characteristics of its current operations. These challenges include, but are not limited to:
•
impact on business growth due to the COVID-19 pandemic
. We expect JD Property’s progress on land procurement and property development to be adversely affected so long as local government authorities continue to prioritize the fight against
COVID-19
over economic development;
•
fluctuations in the macroeconomic environment
. The market demand for logistics facilities generally reflects conditions in the Chinese economy. If the general economy slows, the demand for logistics properties will decrease and the vacancy rate will increase, resulting in a more competitive market environment for JD Property;
•
concentration risk of business operations
. External clients currently account for a relatively small portion of JD Property’s client base. Its business growth largely depends on the demand of JD.com, JD Logistics and other affiliated companies. Moreover, because the primary business focus of JD Property is on logistics properties, slowdown in the logistics industry may have a greater impact on its business than if JD Property were engaged in the development of different types of properties, including residential, office or other properties, in additional to industrial and logistics properties;
•
uncertainties in the overseas market
. JD Property’s venture into the overseas market, such as the Southeast Asian market, faces challenges inherent in conducting cross-board business, including cultural differences, complexity of local regulatory environment, political stability and communication with local clients and business partners, among other things; and
•
relatively short operating history
. JD Property is in the early stage of business development, and faces challenges a new company typically encounters in its management, financing and business expansion.
If JD Property’s business cannot continue to grow despite these challenges, our financial condition and results of operations may be materially and adversely affected.
Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.
As of December 31, 2019, approximately 4.05% of the lessors of our leased warehouses, approximately 10.8% of the lessors of our leased offices, and approximately 5% of the lessors of our leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors (including the lessors of our 7FRESH offline fresh food stores) are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. Such lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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
We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business or any failure to comply with applicable laws or regulations, financial condition and results of operations.
Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or SAMR, the National Development and Reform Commission, the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, the Ministry of Transport, the State Post Bureau and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”
Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of December 31, 2019, we have Courier Service Operation Permits that allow Jingbangda, a subsidiary of Xi’an Jingdong Xincheng, one of our consolidated variable interest entities providing logistics services, and the subsidiaries of Jingbangda, to operate an express delivery business in 31 provinces and 448 cities in China. As of December 31, 2019, Jingbangda and its 37 subsidiaries had obtained Courier Service Operation Permits. As of the same date, Xi’an Jingdong Xuncheng and its 10 branches and one subsidiary, and Jingbangda and its 33 subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of making filings with local postal administrations for express delivery terminal outlets of Jingbangda and its branches. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.
In addition, we issue one type of prepaid cards which may be used to buy the products sold on our mobile apps and websites. Due to licensing requirements, currently such prepaid cards can only be used to purchase products directly sold by us.

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
The
e-commerce
industry, and online retail in particular, is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our mobile apps and websites. See “Item 4.B. Information on the Company—Business Overview—Regulation—Licenses and Permits.” We have made great efforts to obtain all the applicable licenses and permits, but due to the large number of products sold on our mobile apps and websites, we may not always be able to do so and we were penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before.
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
We have adopted a share incentive plan to provide additional incentives to employees, directors and consultants. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion. For example, in May 2015, our board of directors approved a
10-year
compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the
10-year
period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a
10-year
vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the
10-year
period. We incurred share-based compensation expenses of RMB227 million, RMB167 million and RMB134 million (US$19 million) in connection with this grant of option to Mr. Liu in 2017, 2018 and 2019, respectively. In addition, JD Logistics adopted its own share incentive plan in 2018, which permits the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants, and granted 187,844,000 and 83,476,500 share options in 2018 and 2019, respectively.
For the years ended December 31, 2017, 2018 and 2019, we recorded an aggregate of RMB2,780 million, RMB3,660 million RMB3,695 million (US$531 million), respectively, in share-based compensation expenses. As of December 31, 2019, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 100,851,090 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 36,224,124 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 and January 2020 both contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets, and our term and revolving credit facilities we entered into in 2017 contain covenants that impose certain minimum financial performance requirements on us and that restrict our ability to raise additional debt. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.
Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.
As of December 31, 2019, we had long-term debt obligations in an aggregate amount of RMB10.1 billion (US$1.4 billion), including US$1.0 billion in aggregate principal amount of unsecured senior notes and US$450 million we had drawn down under our US$1.0 billion term and revolving credit facilities. Subsequently, we issued in January 2020 US$1.0 billion in aggregate principal amount of senior unsecured notes, and drew down in April 2020 the remaining US$550 million under our US$1.0 billion term and revolving credit facilities. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

Changes affecting the availability of the London Inter-bank Offered Rate (LIBOR) may have consequences for us that cannot yet be reasonably predicted.
We have outstanding debt with variable interest rates based on LIBOR. In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. As of the date of this annual report, we had fully drawn down the credit facilities. The LIBOR benchmark has been the subject of national, international and other regulatory guidance and proposals to reform. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether or not, at that time, LIBOR will cease to exist and a satisfactory replacement rate developed or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of, among other entities, large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement rate remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate the applicable interest rates under our existing revolving credit facilities agreement, as it uses LIBOR as a factor in determining the applicable interest rate. In addition, any changes to benchmark rates may have an uncertain impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.
Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.
The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue in the foreseeable future, especially in light of the challenges the global economy is facing due to the COVID-19 global pandemic. See “— We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.” Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products or services, the products or services provided by third-party merchants on our marketplace, or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.
We have limited insurance coverage, which could expose us to significant costs and business disruption.
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 27 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain key-man
life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and/or our ADSs may view as beneficial.
Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 29, 2020, Mr. Liu beneficially owned 78.5% of the aggregate voting power of our company, including 5.1% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 29,373,658 Class B ordinary shares, representing 5.1% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited can exercise the 5.1% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 5.1% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under our current memorandum and articles of association, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.
Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
Disruptions in the financial markets and economic conditions could affect our ability to raise capital.
Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. For example, the current COVID-19 pandemic has caused significant volatility in financial markets across the world. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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
We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.
Our business could be adversely affected by the effects of epidemics, including
COVID-19,
avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which
COVID-19
impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.
We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting Beijing, Shanghai, Guangzhou, Wuhan, Chengdu, Shenyang or Xi’an, or any other city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.”
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
Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, or the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.
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
If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our securities from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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
In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:
•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;
•	challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
•	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
•	dependence on local platforms in marketing our international products and services overseas;
•	challenges in selecting suitable geographical regions for international business;
•	longer customer payment cycles;
•	currency exchange rate fluctuations;
•	political or social unrest or economic instability;
•	protectionist or national security policies that restrict our ability to invest in or acquire companies; develop, import or export certain technologies, such as the national AI initiative proposed by the U.S. government; or utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;
•	compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations, including compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, or GDPR, and compliance costs across different legal systems;
•	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through our international and cross-border platforms, related compliance obligations and consequences of non-compliance,
and any new developments in these areas; and
•	increased costs associated with doing business in foreign jurisdictions.
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
Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding
e-commerce,
domestic multi-party communications, data collection and transmission services and call centers) and the main foreign investor in the foreign-invested telecommunication enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands exempted company and our PRC subsidiaries Jingdong Century, Shanghai Shengdayuan and Xi’an Jingxundi are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses, such as domestic document delivery services. As a result, we conduct or will conduct such business activities through our variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jingbangda. Jingdong 360 holds our ICP license as an internet information provider. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries.
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
Our variable interest entities, including their subsidiaries, hold our necessary licenses and permits, including ICP licenses and Courier Service Operation Permits, and conduct our sales of books and audio and video products (including publication of
e-books
and online audio and video products). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate the majority of our revenues from products and services that are offered to customers through our mobile apps and websites and any interruption in our ability to use our mobile apps and websites may have a material and adverse effect on our financial condition and results of operations.
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

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax
profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.
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
Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on March 11, 2020, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to two and a half times from two times of their respective net assets.
Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be registered with the NDRC.
We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.
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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated variable interest entities when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
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
Our current corporate structure and business operations may be affected by the Foreign Investment Law.
On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations, or the Outgoing FIE Laws. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”
Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all
provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.

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
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments.
In addition, the global macroeconomic environment is facing challenges. For example, the COVID-19 pandemic has caused significant downward pressure for the global economy, and many major economies have lowered their expected growth rate for 2020. In addition, the impact of the decision by the United Kingdom to withdraw from the European Union, commonly referred to as “Brexit”, and the resulting effect on the political and economic future of the U.K. and the European Union is uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
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
We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party merchants on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our mobile apps and websites and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from merchants or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the merchants or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that merchants or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the merchants or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.
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
Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2019, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We seek to register branch offices in all the locations where we have delivery stations and pickup stations. However, as of the date of this annual report, we have not been able to register branch offices in all of these locations. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.
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
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.
Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
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
PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.
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
The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In February 2015, SAFE issued the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. Mr. Richard Qiangdong Liu, our founder and beneficial owner, has completed required registrations with SAFE in relation to our financing and restructuring and will make amendments when needed and required in accordance with SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.
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
In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB843 million, RMB615 million and RMB2,222 million (US$319 million) in financial incentives from local governments relating to our business operations in 2017, 2018 and 2019, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

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
Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC
tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the State Administration of Taxation issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. In February 2018, the State Administration of Taxation issued a new circular (Circular 9) to replace Circular 601, which came into effect on April 1, 2018. Circular 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an enterprise does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the enterprise directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances fall under Circular 9, the enterprise will be deemed as a “beneficial owner.” If our Hong Kong subsidiaries are, in the light of Circular 601, considered to be a non-beneficial
owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

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
Non-PRC
Resident Enterprises promulgated issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by
Non-PRC
Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC
resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year
period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.
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

However, as there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC
resident enterprises, or sale or purchase of shares in other non-PRC
resident companies or other taxable assets by us. Our company and other non-resident
enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident
enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident
enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident
enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC
residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC
resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC
resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.
Risks Related to Our ADSs
The trading price of our ADSs may be volatile.
The trading price of our ADSs ranged from US$20.18 to US$36.80 per ADS in 2019. The trading prices of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and
e-commerce
companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States in early 2020, which may have a material and adverse effect on the trading price of our ADSs.
In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:
•	regulatory developments affecting us or our industry, customers, suppliers or third-party merchants;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other online retail or e-commerce companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online retail market;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	political or market instability or disruptions, and actual or perceived social unrest in the United States other jurisdictions;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	any actual or alleged illegal acts of our senior management or other key employees;

•	any share repurchase program; and

•	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
On December 25, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over the next 12 months through December 25, 2019. We repurchased a total of 2.3 million ADSs under this program, of which 1.4 million ADSs were repurchased at a weighted average price of US$21.48 per ADS, and 0.9 million ADSs were repurchased at a weighted average price of US$20.41 per ADS.
On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over the next 24 months through March 17, 2022. From March 17, 2020 to April 15, 2020, we repurchased approximately 1.2 million ADSs at a weighted average price of US$37.04 per ADS. Our share repurchase programs could affect the price of our stock and increase volatility and may be suspended or terminated at any time.
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
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 29, 2020, we had 2,937,248,715 ordinary shares issued and outstanding, comprising of (i) 2,486,367,634 Class A ordinary shares (excluding the 36,694,434 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 450,881,081 Class B ordinary shares. Among these shares, 1,819,935,722 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining authorized but unissued Class A ordinary shares and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.
You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the underlying ordinary shares represented by your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
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
There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination
of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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
Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.
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
Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.
Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.
Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company wholly-owned by our chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of February 29, 2020, Mr. Liu beneficially owned 78.5% of the aggregate voting power of our company, including 5.1% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited.
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
As a Cayman Islands exempted company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Law (2020 Revision) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2019. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.
Depending upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-United
States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. The average percentage of a corporation’s assets that produce or are held for the production of passive income is generally determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2019 and in future taxable years.
Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to be classified as a PFIC in the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
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
History and Development of the Company
Our Corporate History
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

We have established subsidiaries inside and outside of China and assisted in establishing PRC consolidated variable interest entities to conduct our business operations.
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

We also conduct certain of our business operations through other consolidated variable interest entities and their subsidiaries, including Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng.
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
Our Strategic Cooperations and Other Developments
Strategic Cooperation with Tencent
. On March 10, 2014, we acquired certain
e-commerce
businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China, including social communications, online games and digital content and payment. Tencent has a large mobile internet user base, as evidenced by the combined monthly active user accounts of 1,165 million on Tencent’s mobile apps Weixin and WeChat as of December 31, 2019 based on publicly available data.
Under the strategic partnership, Tencent offers us prominent access points in its mobile apps Weixin and Mobile QQ and provide us with traffic and other support from other key platforms, which has helped us generate mobile user traffic from Tencent’s large mobile user base and enhance our customers’ mobile shopping experience. The two parties agree to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement applies within the territory of the Greater China, including Hong Kong, Macau and Taiwan. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods
e-commerce
businesses, and Tencent agrees not to engage in any retail or managed marketplace business model in physical goods
e-commerce
businesses in Greater China and a few selected international markets for a period of eight years, other than through its controlled affiliate Shanghai Icson
E-Commerce
Development Company Limited, or Shanghai Icson. We expect to further leverage the strategic partnership with Tencent to enhance our customers’ online shopping experience, reach Tencent’s large mobile and internet user base and further expand our presence on mobile commerce.

On March 10, 2014, we entered into a series of agreements with Tencent and its affiliates pursuant to which we acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson E-Commerce Development Company Limited, or Shanghai Icson, logistics personnel and certain other assets. Paipai and QQ Wanggou, which we acquired from Tencent, were online marketplaces in China that brought buyers and sellers together online. Paipai was a consumer-to-consumer
or C2C marketplace, whereas QQ Wanggou was a
business-to-consumer
or B2C marketplace. We
re-launched
the Paipai C2C marketplace in July 2014, but closed it down in 2016. In addition, we obtained the right to acquire the remaining equity of Shanghai Icson by March 10, 2017 at the higher of the then fair value of Shanghai Icson or RMB800 million. In April 2016, we exercised the right paying RMB800 million and acquired the remaining equity interest in Shanghai Icson. Shanghai Icson operated a B2C
e-commerce
platform in China.
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
In October 2015, we expanded partnership with Tencent to provide third-party merchants with innovative mobile marketing solutions. On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent will continue to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. It is estimated that such traffic support, advertising spending and other cooperation will amount to over US$800 million, which will be paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the subsequent three-year period, of which 8,127,302 of our Class A ordinary shares were issued in May 2019. Huang River Investment Limited is currently one of our principal shareholders and held 17.9% of our total issued and outstanding shares as of February 29, 2020.
Strategic Cooperation with Walmart.
In June 2016, we entered into a series of agreements with Walmart Inc., or Walmart, in relation to our strategic alliance with Walmart, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares, representing approximately 5% of our total issued and outstanding shares on a fully diluted basis at the time. As of February 29, 2020, Walmart held Class A ordinary shares representing approximately 9.8% of our total issued and outstanding shares. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites. We have collaborated with Walmart on
e-commerce,
including launching Sam’s Club Flagship Store and Walmart China Flagship Store on JD.com, as well as Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and ASDA Flagship Store on JD Worldwide and a
one-hour
delivery service from Walmart Stores in select cities through the JD Daojia app, as well as leveraging one another’s supply chain to increase product selection for customers across China. As part of the strategic alliance, we also entered into an eight-year non-compete
arrangement with Walmart, subject to certain conditions and exceptions.

JD Logistics.
In April 2017, we established JD Logistics to leverage our advanced technology and logistics expertise to provide integrated supply chain and logistics services to businesses across a wide range of industries, including those beyond
e-commerce.
JD Logistics provides business partners with comprehensive supply chain solutions, including warehousing management, transportation, delivery, after-sales service, and logistics technology solutions, including cloud-based service and data analytics, among others. In February 2018, we entered into definitive agreements with third-party investors for the financing of JD Logistics. We have raised a total amount of US$2.5 billion from the third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis upon the completion of the transaction and we have remained as the controlling shareholder of JD Logistics.
JD Digits
. As of June 30, 2017, we had completed the reorganization of our finance business operated by Beijing Jingdong Financial Technology Holding Co., Ltd. (now known as Beijing Jingdong Digital Technology Co., Ltd., or JD Digits) pursuant to the agreements we entered into with JD Digits and certain other parties in March 2017, immediately prior to the reorganization, we owned 68.6% of JD Digits. As a result of the reorganization, we disposed of all of our 68.6% equity interest in JD Digits and deconsolidated the financial results of JD Digits from ours since then. Pursuant to the agreements relating to the reorganization, we received approximately RMB14.3 billion in cash with an economic gain of RMB14.2 billion. As JD Digits is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in
capital in shareholders’ equity. In exchange for certain licenses and services to be provided by us to JD Digits, we will receive 40% of the future pre-tax
profit of JD Digits when JD Digits has a positive
pre-tax
income on a cumulative basis. In addition, we may convert our profit-sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us, which we refer to as the Maximum Interest, is subject to potential proportional dilution as a result of any subsequent equity financings or ESOP increases of JD Digits. In connection with JD Digits’s additional round of financing in 2018, the Maximum Interest has been diluted to approximately 36%.
Strategic Cooperation with Google
. In June 2018, Google LLC, or Google, invested US$550 million in us as part of a new strategic partnership, under which Google and we will work together to explore a broad range of possibilities, leveraging our supply chain and logistics expertise and Google’s technology strengths. In early 2019, we joined Google Shopping to offer a curated selection of high-quality products to consumers in the United States, which is representative of our early efforts in the joint development of retail solutions in overseas markets.
JD Property
. In 2018, we established JD Property, which owns, develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. In February 2019, JD Property established JD Logistics Properties Core Fund, L.P., or Core Fund, together with GIC, Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. We serve as the general partner and have committed 20% of the total capital of Core Fund as the limited partner, and GIC has committed the remaining 80%. The investment committee of Core Fund, which comprise the representatives from us and GIC, will oversee the key operations of Core Fund. Furthermore, in February 2019, we entered into a definitive agreement with Core Fund, pursuant to which we sold certain of our modern logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion, to unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives. In the second half of 2019, the closing conditions for the completed assets were met, and we recorded a total disposal gain of RMB3.8 billion for the completed assets in 2019. For the remaining logistics facilities under construction, we will derecognize these assets upon the completion and satisfaction of the hand over condition. In addition, subsequent to the disposition, we have leased back these facilities for operational purposes, and JD Property has started serving as the asset manager managing Core Fund’s assets.
JD Health
. In November 2019, our healthcare subsidiary, JD Health International, Inc., or JD Health, completed the non-redeemable
series A preferred share financing with a group of third-party investors. The total amount of financing raised was US$931 million, representing 13.5% of the ownership of JD Health on a fully diluted basis upon the completion of this transaction. Over the past few years, JD Health is building a comprehensive “Internet + healthcare” ecosystem, providing pharmaceutical and healthcare products and internet healthcare services to the customers.

Our Major Investments
Bitauto and Yixin
. In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million, including exclusive access to the new and used car channels on our
e-commerce
sites including mobile apps and additional support from our key platforms, as consideration for newly issued ordinary shares of Bitauto Holdings Limited, or Bitauto, an NYSE-listed provider of internet content and marketing services for China’s fast-growing automotive industry. In June 2016, we made an additional investment of US$50 million in cash to purchase newly issued ordinary shares of Bitauto.
In February 2015, we invested US$100 million in newly issued series A preferred shares of Yixin Group Limited, or Yixin, a subsidiary of Bitauto primarily engaged in
e-commerce-related
automotive financing platform business and currently listed on the Hong Kong Stock Exchange. In August 2016, we, together with Tencent, Baidu, Bitauto and other investors, entered into definitive agreements, pursuant to which we and the other investors invested an aggregate of US$550 million in cash in Yixin.
As of December 31, 2019, we held approximately 24% of Bitauto’s issued and outstanding shares and approximately 11% of Yixin’s issued and outstanding shares. On September 12, 2019, a buyer consortium lead by Tencent submitted a preliminary non-binding
proposal letter to Bitauto’s board of directors to acquire all of the outstanding ordinary shares and American depositary shares of Bitauto, which would result in Bitauto becoming a private, wholly owned subsidiary of the buyer consortium. In addition, upon the completion of this going-private transaction of Bitauto, the buyer consortium and their affiliates will make an unconditional mandatory general offer to all the shareholders and other securities holders of Yixin for all the issued shares and other securities of Yixin.We have indicated that we will vote all of our shares in Bitauto in favor of these transactions.
Tuniu
. In May 2015, we made further investment to acquire newly issued Class A ordinary shares of Tuniu Corporation, or Tuniu, a Nasdaq-listed and leading online leisure travel company in China, through a combination of US$250 million in cash and certain resources valued at US$108 million, including exclusive rights to operate the leisure travel channel for both our
www.jd.com
website and mobile apps, and Tuniu’s being our preferred partner for hotel and air tickets booking services. Previously in December 2014, we purchased certain newly issued Class A ordinary shares of Tuniu by a cash consideration of US$50 million. As of December 31, 2019, we held approximately 21% of Tuniu’s issued and outstanding shares. Our leisure travel channel is currently operated by Tuniu.
Yonghui
. In August 2015, we entered into definitive agreements with Yonghui Superstores Co., Ltd., or Yonghui, pursuant to which we subscribed for newly issued ordinary shares of Yonghui with a consideration of RMB4.23 billion (US$616 million). In May 2018, we made an additional investment of RMB1.2 billion (US$178 million) to acquire additional ordinary shares from the existing shareholders of Yonghui. As of December 31, 2019, we hold approximately 12% of Yonghui’s issued and outstanding ordinary shares. In addition, we have formed a strategic partnership with Yonghui to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in online-to-offline
initiatives and other areas of potential strategic cooperation.
Dada
. In April 2016, we completed the transaction with Dada Nexus Limited, or Dada Group, a leading platform of local on-demand
retail and delivery in China, pursuant to which our
online-to-offline
business, JD Daojia, became a subsidiary of Dada Group and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada Group. In December 2017, we exercised our warrant to acquire additional preferred shares of Dada Group. In August 2018, in conjunction of Dada Group’s Series F round financing with Walmart, we further invested US$180 million to acquire the newly issued preferred shares of Dada Group. As of December 31, 2019, we owned approximately 47.5% equity interest of Dada Group on a fully diluted basis.
Farfetch
. In June 2017, we invested US$397 million in cash as consideration to acquire certain number of ordinary shares and preferred shares of Farfetch.com Limited, or Farfetch, the leading global
e-commerce
platform for the fashion industry. As part of this partnership, we became one of the largest shareholders of Farfetch. The strategic partnership between us and Farfetch leverages our leading logistics and technology capabilities and social media resources, including our partnership with Tencent, with Farfetch’s leadership in global luxury, to create a frictionless and seamless brand experience. In September 2018, concurrent with Farfetch’s initial public offering and listing on the NYSE, we made an additional investment of US$27 million to purchase its newly issued ordinary shares. In February 2019, we expanded our strategic partnership with Farfetch, pursuant to which our luxury e-commerce platform, Toplife, merged into Farfetch, and Farfetch gained traffic resources on the JD.com mobile app.

China Unicom
. In August 2017, we entered into a conditional share subscription agreement with China United Network Communications Limited, or China Unicom, a Chinese telecommunications operator in relation to our investment of approximately RMB5 billion in cash to subscribe for certain privately issued shares of China Unicom. Concurrently, we, through a PRC affiliate, also entered into a strategic business cooperation agreement with China Unicom.
Vipshop
. In December 2017, we, along with Tencent, entered into a share subscription agreement to subscribe for newly issued Class A ordinary shares of Vipshop Holdings Limited, or Vipshop, an NYSE-listed online discount retailer for brands in China. In December 2017, we also entered into a business cooperation agreement and established a cooperative relationship with Vipshop, pursuant to which we granted Vipshop entries on both the main page of our mobile app and the main page of our Weixin Discovery shopping entry. We also purchased the ADSs of Vipshop from the open market. As of December 31, 2019, we had accumulatively invested approximately US$600 million in cash to purchase Class A ordinary shares and ADSs of Vipshop.
Wanda Commercial Properties
. In January 2018, we, along with Tencent, entered into a strategic partnership agreement with Dalian Wanda Commercial Properties Co., Ltd., or Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China, and its major shareholder, Dalian Wanda Group Co., Ltd. Pursuant to the agreement, we invested RMB5 billion to purchase the shares of Wanda Commercial Properties from its existing shareholders.
Jiangsu Five Star
. In April 2019, we completed an investment in Jiangsu Five Star Appliance Co., Ltd., or Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China. We acquired 46% of Jiangsu Five Star’s total shares from its existing shareholder for a total purchase price of RMB1.27 billion with a combination of cash and assumption of the seller’s debt. Following this investment, we and Jiangsu Five Star leverage each other’s industry expertise and strength to explore new growth opportunities in the area of omni-channel strategy and aim to provide consumers with a fully-integrated, smart online and offline shopping experience. In addition, we provided a loan of approximately RMB1.03 billion to the seller. We are also entitled to certain collateral and investor rights pursuant to the related definitive agreements.
AiHuiShou
. In June 2019, we completed an investment of approximately RMB3.38 billion in AiHuiShou International Co. Ltd., or AiHuiShou, an online second-hand consumer electronics trading platform. In connection with this investment, we merged our Paipai Secondhand business with and into AiHuiShou with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of AiHuiShou.
B.
Business Overview
Overview
We are a leading technology driven e-commerce company transforming to become a leading supply chain-based technology and service provider. We generated total net revenues of RMB362.3 billion, RMB462.0 billion and RMB576.9 billion (US$82.9 billion) in 2017, 2018 and 2019 respectively. We incurred net losses from continuing operations of RMB19 million and RMB2,801 million in 2017 and 2018, respectively, and generated net income from continuing operations of RMB11,890 million (US$1,708 million) in 2019.
Overview of Our E-commerce Business
We are the largest retail company in China by total revenues in 2019, according to Fortune Global 500. We believe our scale and market leadership are built upon our competitive edge in customer experience and operational efficiency, as well as our commitment to strategically invest in technology and logistics infrastructure for the long term.
Providing superior customer experience is our top priority. Our
e-commerce
business offers customers a wide selection of authentic products at competitive prices. We have built and operate our own nationwide fulfillment infrastructure that supports our
e-commerce
business. Our speedy, efficient and reliable fulfillment services ensure a high degree of customer satisfaction. We offer an enjoyable online shopping experience mainly through our content-rich, user-friendly and highly personalized mobile apps and website www.jd.com. We also provide comprehensive customer services and convenient payment options. Owing to the superior customer experience we provide, our loyal customer base has expanded rapidly. We had 292.5 million, 305.3 million and 362.0 million annual active customer accounts in 2017, 2018 and 2019, respectively.

We operate online retail and marketplace
e-commerce
businesses. In our online retail business, we purchase products from suppliers and sell them directly to our customers. We offer a wide range of product categories through our online retail business, including electronics products, home appliances and a large variety of other general merchandise categories. We have established strong relationships with our suppliers as our online retail business grows rapidly over time. As of December 31, 2019, we sourced products from over 24,000 suppliers.
Timely and reliable fulfillment is critical to our success. We believe we have the largest fulfillment infrastructure of any
 e-commerce
 company in China. Leveraging this nationwide fulfillment capability, we deliver a majority of the orders to customers by ourselves. In 2019, we further improved our efficiency in more cities, especially the less developed areas, as we continued to expand our same day and next day delivery service in these areas. Our fulfillment services have been proven to be highly reliable in response to customer needs, particularly in the event of business disruptions, such as during the recent
COVID-19
outbreak.
We launched our online marketplace in October 2010, and have since then been continually adding third-party merchants and introducing new products and services, including premium international brands, to our customers. As of December 31, 2019, our online marketplace had over 270,000 third-party merchants, who are held to high standards for transacting with our customers. We aim to offer our customers with consistently high-quality online shopping experience regardless they purchase from us or third-party merchants. To this end, we require all third-party merchants to meet our strict standards for product authenticity and service reliability, and closely monitor their performance and activities on our online marketplace.
We provide a variety of digital marketing services to marketers on our
e-commerce
platform, including suppliers to our online retail business, third-party merchants on our online marketplace and other partners. Powered by AI technology, our digital marketing platform provides our marketing customers with comprehensive digital branding and performance-based marketing solutions and various effective measurement tools, which help them reach targeted audiences, attract and retain customers and improve their returns. Our digital marketing platform also features automatic marketing operation including online marketing message creation, targeting, bidding, deployment and budget allocation, which enables marketers to manage their digital marketing strategy and spending in a convenient and efficient manner.
We are exploring a variety of omni-channel initiatives to meet our customers’ ever-growing demand. We believe we are well-positioned to empower traditional offline retailers by capitalizing on our strong online presence, industry know-how
and omni-channel technology and systems. We collaborate with Walmart on
e-commerce
by launching Walmart and Sam’s Club Flagship Stores on our platform and providing fulfillment solutions to them. Through our strategic partnership with Dada Nexus Limited, or Dada Group, a leading platform for local on-demand
retail and delivery in China, Dada Group has been cooperating with JD Logistics to provide our customers fast on-demand
delivery services of a wide selection of grocery and other fresh products through JD Daojia. We are also exploring in the offline retail market through 7FRESH, our offline fresh food supermarket brand, experimenting on the omni-channel model.
Our proprietary and scalable technology platform enhances user experience, improves operating efficiency and supports the growth in our
e-commerce
business. Leveraging machine-learning technology and massive data sets amassed from online purchase behaviors, we curate personalized product recommendations and push targeted promotions. We utilize AI technology to refine our merchandise sourcing strategy, allowing us to efficiently manage our inventory and control cost. With consumer insights generated from big data analytics, we provide tailor-made products through customer-to-manufacturer
production, which increase sales and enhance customer satisfaction.
Overview of Our
Supply Chain-based Technologies and Services
Today, we are transforming to become a leading supply chain-based technology and service provider. We take a holistic view on the supply chain covering from upstream manufacturing and procurement, logistics, distribution and retail to end customers.
With our leading position in the retail industry, we have established strong relationships with numerous suppliers, brands and partners. We leverage such relationships and our retail technology capability to provide them with a variety of service solutions. Over the past decade, we have also built a highly scalable and reliable logistics infrastructure and technology platform for our retail business. We are opening up logistics infrastructure and technology platform to third parties with comprehensive logistic services and technology solutions.

Technology is crucial to our achievements today and continued success in the future. It enables better customer experience, more customer cost savings and higher efficiency, while it also serves as a foundation to export our capabilities to enhance productivity and innovation across a multitude of industries in China.
Logistics Services
We made our strategic decision in 2007 to invest in and build our own nationwide fulfillment infrastructure. As of December 31, 2019, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 700 warehouses with an aggregate gross floor area of approximately 16.9 million square meters in 89 cities, including warehouse space managed under the JD Logistics Open Warehouse Platform. In addition, we had a team of over 132,200 delivery personnel and 43,700 warehouse staff as of December 31, 2019. Our fulfillment infrastructure is powered by proprietary smart logistics and automation technologies, such as intelligent hardware, robotics, voice recognition, computer vision and deep learning, which allow us to continuously improve our operational efficiency. With full control of the logistics network and associated data flow, we are able to optimize operations and modularize processes so as to ensure scalability and efficiency.
Over the past decade, we have consistently provided superior fulfillment services to our online retail customers, which has been well supported by our self-operated integrated logistics infrastructure and technology platform. We also open up our leading logistics infrastructure to our third-party merchants and partners beyond our
e-commerce
business. We are expanding our logistics services to partners across various industries, as well as individual users. We provide services relating to almost all aspects of logistics operation, including warehousing management, storage, long-haul transportation, express and on-demand
delivery and cold-chain and cross-border services, among others. We offer integrated supply chain management solutions to customers in various vertical markets. We also provide technology solutions for logistics operations to enable customers to transparently and effectively monitor, manage and optimize their logistic workflows.
Our Retail Technology Services and Other Technology Initiatives
Capitalizing on our retail data, infrastructure and technology, we commercialize our retail capability into services we offer to brands and partners in the retail industry. Through such services, we believe we can create, together with our partners, a more advanced and comprehensive retail ecosystem to reach and serve more consumers, wherever and whenever they shop.
We operate a technology service platform Kepler which provides comprehensive services for our partners to conduct online retail leveraging traffic on third-party channels. For example, we help brands set up mini-programs on Tencent’s Wechat and provide one-stop services include mini-program creation, product selection and pricing, digital marketing, inventory management, fulfillment and customer services. Such services are especially valuable for brands with less sophisticated online retail experience but wish to boost sales through emerging mobile internet channels. In addition, powered by predictive analytics utilizing AI and big data, we also offer services to traditional brick-and-mortar retailers to optimize offline stores’ operation by recommending product selection based on local consumers’ preferences while managing stocks at optimum inventory level.
We have developed robust supply-chain based technology in three key areas, namely AI, Big data analytics and Cloud computing. We have world-class scientists and a large team of AI engineers. Our technology achievements have been well recognized globally and we strive to deliver best-in-class services to our customers and become the most trusted technology service provider in the industry. For example, we built a smart supply-chain platform NeuHub in April 2018, which consists of cloud-based AI infrastructure. It also includes application-level products supporting many use cases that are applicable to our business and ecosystem, as well as customers across industries and governments.

Core Philosophy
Putting customers first is always our core philosophy, as illustrated by the following:

•	Our team is the foundation of our company. We have built a strong and dedicated team and made significant efforts in hiring, training and retaining the best talent.

•	Technology is a key contributor to maintaining our competitive advantage. Upgrading core technologies can effectively reduce cost, improve operating efficiency, and deliver best-in-class
customer experience. In order to achieve sustainable future growth, we have been heavily investing in technology innovation and will continue to do so. Our technology strategy focuses on three key areas, namely: AI, Big Data and Cloud. By adopting a middle platform model and compartmentalizing the IT components and standard APIs in our IT architecture, we have greatly enhanced R&D efficiency, and accelerated business innovation. More importantly, this has enabled us to offer more value-added technology services to our clients across a wide spectrum of industries.

•	To create value for our customers, partners and society, we make continuous efforts to reduce cost, improve efficiency, and deliver better customer experiences:

•	Our technology and data-driven management employ an array of key performance indicators to minimize costs and maximize efficiency in our operations;

•	We continue to encourage innovation with our partners in order to offer customers a holistic shopping experience through both online and offline channels, thereby increasing customer loyalty; and

•	We continuously open up our infrastructure, such as logistics, systems and technologies, to our business partners to develop more innovative solutions that could reduce cost and/or enhance efficiency for society as a whole.

•	As a result, we are able to offer a broad selection of products, services and solutions at competitive prices as well as excellent experiences. We strive to deliver a sustainable best-in-class
customer experience that leads to more loyalty and commitment.

Our Growth Strategies
Our strategies are centered on sustainable and quality growth, which we expect to achieve by further solidifying the market leadership of our e-commerce business, and developing our supply chain-based technology service capabilities to empower the players across the industry value chain. Our team, organization structure and corporate culture undergird the successful execution of our growth strategies.
We will further grow our scale to strengthen our competitive advantages and achieve even greater economies of scale. With our continuous growth in scale and further enhancement of our sourcing capabilities and partnerships with our third-party merchants, we can deliver stronger value propositions to our customers, especially everyday low price, wider selection, and better quality. We will continue our commitment to technology development, investment in logistics infrastructure and supply chain platforms, to fuel our growth and eventually strengthen our self-reinforcing virtuous cycle.
To further enhance customer engagement and customer experience, we will continue to widen our product selection and improve personalization and other features on our platform. We plan to extend online and offline retail scenarios and develop innovative retail channels to better meet evolving customer demand, enhance our touch points with customers and increase our wallet share over time. In addition, we will further penetrate into lower-tier cities where hundreds of millions of consumers have growing but underserved demand for quality products and upgraded services. We will continue to execute tailor-made customer acquisition strategy, offer compelling value-for-money products through more targeted channels. For example, we launched JingXi in 2019, an online marketplace channel, featuring rich social attributes and curated products that cater to the demand of customers in lower-tier cities. We will continue to invest in our fulfillment infrastructure to better serve customers in lower-tier cities. We also plan to prudently explore growth opportunities in overseas markets to grow overseas customer base through organic growth, strategic collaboration, and selective investments and acquisitions.
As a technology-driven company, we will continue to focus on the key areas of our technology initiatives, such as AI, big data and cloud computing, to strengthen our competitive advantage in technology. We will continue to invest in a holistic smart supply-chain technology platform and optimize our service capabilities. We will also open up our platform and offer supply chain-based technology services to customers and partners in various industries. We believe our focus on these technology initiatives will help digitalize and streamline the industry value chain, improve operational efficiency for our customers and partners, and create additional monetization opportunities for us.
We will continue to optimize our organizational structure and adapt to changing market conditions. By delegating decision-making power to managers in each business unit, we enable them to be closer to our customers and navigate through dynamic market environment. We will continue to enhance synergies between business units and encourage innovation. We believe our entrepreneurial corporate culture and our employees are instrumental to a prospering and enduring business. We are committed to attracting new talents by offering compelling incentive packages and encouraging them to achieve their career goals. At the same time, we will also strengthen our talents by instilling in them a sense of ownership and a result-oriented, problem-solving mindset. We are confident that a dedicated team, a well-structured organization and a solid corporate culture will ensure execution of our business strategies and drive growth for years to come.
Our Business
Since founding our company, we have focused on developing our online retail business as well as building our own fulfillment infrastructure, including last mile delivery capability, all based on our proprietary technology platform to support our operations. As our online retail business grew substantially in size, we launched our online marketplace to complement it and expand our product offerings, leverage our established fulfillment infrastructure and technology platform and ensure a superior customer experience. The combination of our online retail and online marketplace, our omni-channel initiatives and our own nationwide fulfillment infrastructure and technology platform, makes us a uniquely strong player in China’s retail industry in terms of providing superior customer experience.
Leveraging the significant scale of our business, cutting-edge technologies, and our well-established retail infrastructure, we have also begun to offer comprehensive supply chain-based services that complement our core business and create significant value for a wide range of business partners. Ultimately, this will boost business development and the overall customer experience.
JD Retail
Online Retail
In our online retail business, we acquire products from suppliers and sell them directly to customers. We believe we have the largest online product review database of any online retail company in China with approximately 5,817 million product reviews generated by our customers as of December 31, 2019. As we now offer a wide range of product categories through our online retail business model, net revenues from electronics products, which include computers, mobile handsets and other mobile digital products, and home appliances, have declined as a percentage of our total net revenues. As of December 31, 2019, we sourced products from over 24,000 suppliers. We believe that large scale and market leading position are critical to success in the online retail market in China and can provide important competitive advantages to us.

Online Marketplace
In our online marketplace business, third-party merchants offer products to customers on our online marketplace and pay us sales commissions. We launched our online marketplace in October 2010 and have been adding new products and services, including premium international brands, since then. As of December 31, 2019, there were over 270,000 third-party merchants on our online marketplace.
We provide transaction processing and billing services on all orders placed on our online marketplace and require third-party merchants to meet our strict standards for authenticity and reliability. We monitor third-party merchants’ performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality
customer service. We tag certain top stores on our platform as “JD Haodian (
京东好店
),” based on each third-party merchant’s quality of service during the entire purchase process. Such certification can help the top third-party merchants improve their sales volumes on the platform. Furthermore, it sets a benchmark to encourage other third-party merchants to improve their quality of service. We aim to offer customers the same high-quality customer experience regardless of the source of the products they choose.
Omni-channel Initiatives
We are exploring a variety of omni-channel integration opportunities and innovative business models.
We believe we are well-positioned to provide omni-channel solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging our strategic partnership with Dada Nexus Limited, or Dada Group, a leading platform for local on-demand
retail and delivery in China. Dada Group has partnered with a large number of well-known chain retailers and many first-tier international and domestic FMCG (fast-moving consumer goods) brands by leveraging Dada Group’s crowd-sourcing delivery network. Dada Group has been cooperating with JD Logistics to provide fast on-demand
delivery services for merchants and consumers.
In June 2016, we entered into a series of agreements in relation to our strategic alliance with Walmart. We have collaborated with Walmart on
e-commerce,
including launching a Sam’s Club Flagship Store and Walmart China Flagship Store on JD.com, Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and ASDA Flagship Store on JD Worldwide, and a
one-hour
delivery service from Walmart Stores in selected cities through the JD Daojia app, as well as leveraging each other’s supply chain to enhance product selection for customers across China. We have also experimented with other omni-channel opportunities, aimed at offering shoppers across China faster and more convenient access to high-quality products through multiple channels.
To provide customers with a more dynamic and interactive integrated omni-channel shopping experience, we have enabled some of our offline partners with a variety of the latest technologies such as facial recognition, product recognition, and a tracking system for customers’
in-store
activities, among others. We have established a closed loop to accumulate a large volume of offline shopping data, and through further analysis of the integrated online and offline dataset, we can offer differentiated products that best suit potential customer demand in each offline franchise store.
7FRESH, our offline fresh food market brand, is part of our omni-channel strategy. In December 2017, we opened our first 7FRESH store in Yizhuang Economic and Technological Development Zone in Beijing. We integrated our advanced supply chain management know-how and cutting-edge storage technologies to 7FRESH stores to deliver a unique shopping experience. The application of our advanced supply chain management solution and technology on 7FRESH is part of our ongoing experiments to deploy our retail and supply chain service capabilities, which, once proven, will empower our potential offline partners to further expand our 7FRESH presence to pursue an enhanced shopping experience for our consumers.

Marketing Services
Leveraging our AI capabilities and our comprehensive dataset accumulated from a wide range of business scenarios along the entire value chain, we provide a variety of marketing services to suppliers, third-party merchants and other business partners through our proprietary advertisement technology platform. In 2019, through our greatly expanded development and investment in advanced advertising and marketing technology, we launched the JD Marketing 360 Platform. This platform employs sophisticated AI and big data technologies in exploiting our user behavior insights to provide brand marketers and third-party merchants with a one-stop
brand building and sales growth solution. It integrates omnichannel marketing, rich marketing effectiveness measurements, and comprehensive consumer asset growth management to help our marketers to effectively acquire new users and increase shopping frequency from existing users. We provide native search ads and display ads on our main apps, and we also place display ads, search ads and affiliate ads on China’s mainstream high traffic apps and video apps. In 2019, we also invested in automated marketing technologies, launching comprehensive products automating all aspects of marketing, including automatic bidding, targeting, creative generation of ads, and budget allocation to satisfy a broad range of marketing scenarios. These products not only reduce our marketers’ labor in marketing campaigns, but also improve their ROI.
JD Logistics
Timely and reliable fulfillment is critical to the success of an online retail business. Leveraging our nationwide fulfillment infrastructure and our advanced technology and logistics expertise, our logistics business, JD Logistics, delivers a majority of orders directly to our customers and also provides logistics services to business partners across a wide range of industries including those beyond
e-commerce.
We have opened up our technology-driven fulfillment infrastructure by offering comprehensive supply chain solutions to third parties, including warehousing management, transportation, delivery, after-sales services, and logistics technology solutions, such as cloud-based service and data analytics, or a combination of these services. We are dedicated to developing an effective, environmentally-friendly, innovative and smart “green logistics system” through developing and promoting the use of innovative and environmentally-friendly materials and a series of technological innovations.
JD Property
JD Property, our property management group, owns, develops and manages our logistics facilities and other real estate properties, to support JD Logistics and third parties. JD Property has unique advantages to secure scarce land resources as we continue to help boost economies across China through creating employment opportunities and contributing tax, among others. JD Property aims to develop its logistics asset portfolios while maintaining strong capital discipline. With the expansion of our asset portfolios, we have adopted a capital recycling strategy through our fund management platform and other partnerships. We believe this strategy will help further expand our asset portfolios, minimize our related future capital expenditures and enhance our returns. Currently, JD Property manages properties with a total gross floor area of over 10 million square meters. In February 2019, JD Property and GIC, Singapore’s sovereign wealth fund, jointly established JD Logistics Properties Core Fund, L.P., or Core Fund, for a total committed capital of over RMB4.8 billion. We serve as the general partner of Core Fund and have committed 20% of its total capital as the limited partner, while GIC has committed the remaining 80%. The investment committee of Core Fund, which comprises the representatives from us and GIC, oversees the key operations of Core Fund. Furthermore, in February 2019, we entered into a definitive agreement with Core Fund, pursuant to which we sold certain of our modern logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion, to unleash the full potential of our balance sheet and optimize the use of capital for our future growth initiatives. In the second half of 2019, the closing conditions for the completed assets were met, and we recorded a total disposal gain of RMB3.8 billion for the completed assets in 2019. For the remaining logistics facilities under construction, we will derecognize these assets upon the completion and satisfaction of the hand over conditions. In addition, subsequent to the disposition, we have leased back these facilities for operational purposes, and JD Property has started serving as the asset manager managing Core Fund’s assets.
Technology Initiatives
In December 2019, we formed the new JD Cloud & AI platform to spearhead our technology-related agenda. We have a large team consisting of research and development professionals primarily covering areas of AI, big data analytics and cloud computing. Together, these areas form our technology strategy. We strive to deliver best-in-class
services to our customers and become the most trusted technology service provider in the industry, powered by our large and sophisticated IT infrastructures.

Other New Initiatives
Based on our proprietary capabilities in supply chain, logistics, and technologies, we also proactively and cautiously explore opportunities in various new initiatives such as oversea business and healthcare related business, among others. In November 2019, our healthcare subsidiary, JD Health International, Inc., or JD Health, completed the non-redeemable
series A preferred share financing with a group of third-party investors.
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
Products
We continually seek to add more products that appeal to our customers. We offer a wide range of product categories including but not limited to:
•	home appliances;

•	mobile handsets and other digital products;

•	computers, including desktop, laptop and other varieties, as well as printers and other office equipment;

•	furniture and household goods;

•	apparel;

•	cosmetics and other personal care items and pet products;

•	women’s shoes, bags, jewelry and luxury goods;

•	men’s shoes, sports gear and fitness equipment;

•	automobiles and accessories;

•	maternal and childcare products, toys and musical instruments;

•	food, beverage and fresh produce;

•	gifts, flowers and plants;

•	pharmaceutical and healthcare products, including nutritional supplements, healthcare services and other healthcare equipment;

•	books, e-books, music, movies and other media products;

•	virtual goods, including online travel agency, attraction tickets, and prepaid phone cards and game cards;

•	industrial products; and

•	installation and maintenance services.

Each of these categories is further divided into numerous subcategories to facilitate browsing.
In building up our product offerings, we focus on quality as well as quantity. Due to our nationwide reach and our efficient fulfillment system, suppliers often choose us to launch new products that they expect will be in high demand, and we often act as the preferred distributor for a period of days or weeks when a hot new product first becomes available for sale to the public. We had a GMV of RMB1,294.5 billion, RBM1,676.9 billion and RMB2,085.4 billion (US$299.5 billion) in 2017, 2018 and 2019, respectively. “GMV” are to the total value of all orders for products and services placed in our online retail business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our mobile apps and websites as well as orders placed on third-party mobile apps and websites that are fulfilled by us or by our third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer. We believe that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period and is only useful for the purposes of industry and peer comparisons. Therefore, it should not be used as a financial metric.

Online Experience
We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our content-rich and user-friendly mobile apps and website
www.jd.com
. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, customized product recommendations, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed apps and features adapted for mobile internet users. We currently offer mobile access through our mobile website m.jd.com and our various iOS and Android mobile apps. As part of our strategic partnership with Tencent, we launched level 1 access on Tencent’s Weixin and direct access on Tencent’s Mobile QQ, whereby Tencent users can easily access our product offerings and have an enjoyable mobile shopping experience. Over 90% of orders fulfilled were placed through our mobile apps in 2019.
Our mobile apps and
www.jd.com
website contain the following information and features:
Comprehensive product information to support prompt decision-making
. Each product page contains pictures, descriptions, and sometimes short videos of the product, the price, a pull-down menu to show whether the product is in stock at the customer’s location, customer reviews and ratings, and whether the product will be delivered by us or by one of our third-party merchants. When customers are browsing product pages, we display product highlights, reliable services available for this product and the post-discount price on the front page so as to support customers to make purchase decisions more efficiently.
Interactive user community to enhance customer engagement and loyalty
. Our mobile apps and websites contain a large volume of helpful user-generated and professionally-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings. We believe that we have the largest online product review database of any online retail company in China, with approximately 5,817 million product reviews generated by our customers as of December 31, 2019, which benefits our customers, suppliers and third-party merchants.
We also encourage third-party merchants to generate content and promote their products through livestreams and short videos on our platform to better interact with our customers.
Targeted product recommendations to satisfy personalized demands
. We have made progress in personalized recommendations, leveraging our cutting-edge technologies to provide an individualized shopping experience for each of our customers. We identify customers’ demands and make more accurate recommendations based on comprehensive algorithms, which are derived from a large volume of data about customer behavior and preferences.
Smart ordering process to further improve the shopping experience
. We continue to leverage our technology to optimize the ordering process, making the shopping experience more convenient and enjoyable. For example, when customers review their shopping carts, not only do we display the special offers available at the time for the products in the customers’ shopping carts, but also we combine the existing coupons in our customers’ accounts with special offers, and calculate the all-in
benefits for customers to provide them maximum benefits.
Real-time order tracking and order information revision system to provide convenient shopping experience
. Customers can log into their accounts to check the status of their orders. Each package in our system is given a unique identification number, and its location is updated each time it is handled by one of our warehouse or delivery personnel or one of our contracted third-party couriers. Each of our delivery personnel carries a mobile personal digital assistant, which allows customers to track their location in real time on an online map. Furthermore, we provide customers with the option to adjust their order information such as changing the shipping address or the preferred delivery date or time slot.

Customer Service
Providing satisfactory customer service is a high priority. Our commitment to customers is reflected in the high level of service provided by our customer service staff as well as in our flexible product return and exchange policies. We continue optimizing our customer service to guarantee the best possible shopping experience.
In 2019, we further strengthened our brand image of offering hassle-free services to our customers. Combining unique service capabilities from our retail business and our third-party merchants, we provide our customers with customized services for different product categories. Our services cover the entire purchasing process and include over 60 types of services such as instant refunds, repair by exchange program, home-delivery of replacements, and extended price protection services for selected retail products, among other offerings. The service offering aims to facilitate consumers’ purchase decisions by providing trustworthy and guaranteed services. In 2019, we continued to invest in smart services and leveraged our advanced AI and deep learning technologies to more efficiently resolve the high volume of customer inquiries without sacrificing the customer experience. We also leveraged our cutting-edge technologies and smart systems to analyze a large volume of customer feedback and alerted third-party merchants in advance regarding potential customer service issues, helping third-party merchants to improve their service quality for our customers.
24-7 customer service centers
. We operate
24-7
customer service centers in Suqian, Yangzhou, Jiangsu province; and, Chengdu, Sichuan province, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints via various channels such as phone calls, online written instant messengers, JD official accounts on Weixin and Weibo, and through email. As of December 31, 2019, we had a total of 10,041 customer service representatives at the Suqian, Yangzhou and Chengdu centers.
Returns and exchanges
. We accept unconditional returns or exchanges within seven days of purchase. For selected categories in our retail business, we provide an extended 30 days return and 180 days replacement policy to our customers. Defective merchandise can be returned for exchange within 15 days of purchase. For customers with good credit, we provide an “instant refund” service, where we provide refunds as soon as they submit their return requests. If customers report defects more than 15 days after receipt but are still within the warranty period, we will have the defective goods repaired, replaced or take another appropriate action to compensate the customer, depending on the nature of the problem. We will generally pick up defective items for return or exchange at the customer’s address, provided that the return or exchange is requested within 15 days of receipt of the item and the address is within the area that is serviced by our employees or by one of the third-party couriers that have agreed to provide this service for us. Alternatively, customers can also mail the merchandise to one of our regional after-sales centers or bring the product to a pickup station nearby. The same policies apply to products sold through our online marketplace.
Membership program
. We have established a membership program to cultivate customer loyalty and encourage our customers to make repeat purchases. In 2017, we upgraded the membership system and changed from a five-tier membership structure to the “Jing Xiang Zhi (
京享值
)” value system, which takes into account various indicators, such as consumer behavior, interaction, credit ratings, and risk level, among others, to determine a comprehensive score for each consumer. We believe the upgraded membership system effectively enhances the shopping experience and consumer engagement. In addition to our “Jing Xiang Zhi (
京享值
)” membership program, we continued to promote JD Plus, a premium paid membership program. JD Plus members enjoy benefits related to merchandise such as extra rebates, free shipping coupons, exclusive prices on selected product offerings, RMB100 cross-category coupons on a monthly basis, VIP customer services, free return services and PLUS DAY promotion events designed specifically for JD Plus members. JD Plus also partnered with content and lifestyle service providers such as Tencent Video, iQiyi, Ctrip, among others, providing JD Plus members with greater benefits.
Pricing
We offer competitive pricing to attract and retain customers. We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

Pricing policy
. We are making continual efforts to set our prices to be competitive with those on other major online retail websites and in physical stores in China. We typically negotiate with our suppliers for prices that are comparable to or lower than those offered to retailers in other sales channels. If we reduce the price on our website and mobile apps before or after the product is delivered to the customer, then the customer generally has an opportunity to lock in the lower price. Currently, third-party merchants are free to set their own prices on our online marketplace. We also continue to enrich our product offerings and service while maintaining low prices.
Special promotions
. We offer a selection of discounted products on special occasions, such as our anniversary sales promotional event on June 18 and China’s online shopping festival on November 11, as well as on important holidays such as Christmas and Chinese New Year. We also hold daily promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our customers an additional incentive to visit our website and mobile apps regularly.
Delivery
We believe that timely and reliable fulfillment is critical to the continuing success of our business. To this end, we have incurred and will continue to incur significant expenditures in building and operating our own nationwide fulfillment infrastructure. The following are some of the advantages that derive from our nationwide fulfillment infrastructure:
Delivery network and personnel
. We deliver products directly to customers in almost all counties and districts across China. We deliver a majority of orders directly to customers ourselves, and therefore our customers interact with delivery personnel more often than with any other representatives of our company. For this reason, we place great emphasis on training our delivery personnel and setting up delivery stations in more and more counties and districts. We believe that our professionally trained delivery personnel are important in helping us to shape customer experience and distinguish ourselves from our competitors.
Flexible delivery arrangements
. We believe that timely and convenient delivery is an essential part of customer satisfaction, and we arrange our delivery schedule to suit our customers’ needs. Customers can choose their preferred delivery window during a day, including evening delivery in selected areas, when they place orders. Customers who need to reschedule a delivery can log into their account on our websites or mobile apps to look up the contact information for the delivery person and contact the delivery person directly themselves, provided that the delivery will be made by our employees.
Comprehensive speedy delivery service
. We introduced our 211 program in 2010. For goods that we have in stock at the corresponding regional fulfillment center or front distribution center, any orders received by the morning deadline (11:00 a.m. in most of the locations) will be delivered on the same day, and any orders received by the evening deadline (11:00 p.m.) will be delivered by 3:00 p.m. on the following day. Customers also can request that an order placed by 3:00 p.m. be delivered in the evening on the same day in selected cities. There is no extra charge for delivery under our 211 program for orders that satisfy the minimum size requirement, and customers can check the product page on our websites or through our mobile apps to see whether the product is in stock and thus eligible. The program does not cover delivery to addresses through third-party couriers or products shipped directly from our third-party merchants. Customers can request expedited delivery within two hours by paying an extra charge in the major cities where we have regional fulfillment centers. JD Logistics also provides scheduled delivery service in selected cities, allowing customers to choose a convenient delivery window within which to receive their goods. For luxury products, consumers in major cities can enjoy JD Luxury Express, a premium delivery service where a courier in suit, tie and white gloves will deliver to consumers’ doors. JD Logistics has launched a new premium logistics service with China Railway Corporation, leveraging domestic high-speed trains for secure, long-distance transportation of high-end
goods and JD Luxury Express for the last-mile delivery. The combination has created a seamless network allowing customers to enjoy same-day
delivery for
high-end
goods originating from
non-local
warehouses.
Customer pickup
. Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function to find out when the order has arrived there. We have pickup stations at convenient locations across the country and payment can be made on the spot.
Continuous expansion of delivery service.
We have established and are making continuous efforts to further expand our cold-chain and cross-border logistics capabilities, and in new business areas, to expand product offerings while ensuring superior customer experience.

Payment
Online payment
. Various kinds of online payment methods are offered to customers at the time they place their orders, such as Weixin Pay, JD Pay and UnionPay. Customers chose online payment approximately 98% of the time in 2019.
Payment-on-delivery
. We accept
payment-on-delivery
in almost all of the counties and districts across China where we make deliveries through our own delivery personnel. Our delivery personnel carry mobile POS machines for processing debit cards and credit cards and they also accept cash.
Other payment options
. Customers may also choose to pay by postal money order. Enterprise customers can also make payment by wire transfer.
Merchandise Sourcing
In our online retail business, we sourced products from over 24,000 suppliers as of December 31, 2019. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2019. In addition, we had over 270,000 third-party merchants on our online marketplace as of December 31, 2019.
As we increase in scale in particular product categories, we expect to increase our direct purchases from manufacturers and, where appropriate, to become an authorized reseller. We believe that our ability to establish direct relationships with manufacturers will enable us to provide high-quality products and obtain better procurement terms and access to hard-to-get
products. We believe that manufacturers and distributors consider us an important channel in certain product categories such as computers and mobile devices, and we are gaining significant traction in related categories like home electronics, where we are one of the largest online channels in China. Direct cooperation with manufacturers enables us to increase supply chain efficiency by minimizing supply chain costs and to give customers peace of mind about product quality. In addition, we have created an interface where our third-party merchants access reports regarding inventory status, purchase history and customer reviews of their products. Suppliers and third-party merchants can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them.
We select suppliers and third-party merchants on the basis of brand, reliability, volume and price. They must be able to meet our demands for timely supply of authentic products and also provide high quality after-sale customer service. We perform background checks on our suppliers and third-party merchants and the products they provide before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, and check their brand recognition and investigate the market acceptance of their products among players in the same industry. We also conduct on-site
visits to assess and verify their location, business scale, production capacity, property and equipment, human resources, research and development capability, quality control system and fulfillment capability. We normally enter into one-year
framework agreements with our suppliers and third-party merchants and renew them annually.
Our standard form contract requires suppliers and third-party merchants to represent that their goods are authentic and from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. We have also put stringent rules in place governing the operations of third-party merchants on our online marketplace. Third-party merchants will be subject to penalties or be asked to end their operations on our online marketplace if they violate the marketplace rules, for example by selling counterfeit products. We have a strict zero-tolerance
policy for counterfeit products.
Logistics Services
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
e-commerce
companies in China.
We had established regional fulfillment centers in seven major cities in China as of December 31, 2019: Shenyang in the northeast, Beijing in the north, Shanghai in the east, Wuhan in the center, Guangzhou in the south, Chengdu in the southwest and Xi’an in the northwest. We had also established front distribution centers in 28 cities stocking products that are in high demand and other additional warehouses in 54 cities in China as of December 31, 2019. We operated over 700 warehouses in 89 cities as of December 31, 2019, covering an aggregate gross floor area of approximately 16.9 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. Our comprehensive fulfillment facilities covered almost all counties and districts across China as of the same date.
We deliver a majority of the orders directly to customers ourselves.
We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure, particularly in smaller and less developed cities. Third-party merchants also use third-party couriers if they do not use our delivery services.
Fulfillment Process
The following flow chart outlines our fulfillment process:

When a customer places an order, our delivery management system automatically processes the order and matches it to the warehouse or warehouses with the appropriate inventory. Picking is done on the basis of instructions that are generated automatically by our warehouse management system. The warehouse management system also automatically generates the bar codes and shipping labels that allow our staff to match the items to the correct order in the packing process. After picking, packing, and sorting, the order is shipped to a delivery or pickup station in the customer’s city for further handling and delivery. If a customer’s order contains products from different warehouses, the products will be combined at the last-mile delivery station and then sent to the customer in a single delivery. If the customer’s address is not one to which we make deliveries ourselves, we will have a third-party courier pick up the order at our sorting center to make the delivery. In some cases, we also use third-party couriers to transfer orders between a sorting center and a delivery station. Once the order has been shipped, our system automatically updates the inventory level for each product in the order, ensuring that additional inventory will be ordered as needed. Our customers can track the shipping status of their orders through our websites or mobile apps at each step in the process.
We are in the process of constructing new warehouses on land where we have obtained land use rights. We believe that building our own warehouses will not only increase our storage capacity but will also allow us to restructure and reorganize our fulfillment workflow and processes.
We also have a dedicated internal division, to explore research, development and application of smart logistics and unmanned technology, which we believe represent the future trend of the logistics industry. Through the development of a series of cutting-edge technologies such as intelligent hardware, internet of things, big data, robotics, image and vision recognition, machine learning, deep learning, and smart logistics devices, we intend to revolutionize the logistics industry. We are also experimenting with these technologies in a wide range of logistics business areas such as unmanned warehouses, drone delivery, self-driving vehicles, unmanned delivery stations and convenience stores, among others. We will continue to invest in smart logistics to improve the intelligence level of our logistics system and to provide consumers with an unparalleled shopping experience.
Open Platform of Our Logistics Services
We also open up our leading logistics infrastructure to our third-party merchants and partners beyond our e-commerce business. We have developed comprehensive logistics services and continuously strengthen our logistics service capability by adding new services such as on-demand delivery, cold-chain services and individual parcel delivery solutions. We provide services relating to almost all aspects of logistics operation, including warehousing management, storage, long-haul transportation, express and on-demand delivery and cold-chain and cross-border services, among others. We offer integrated supply chain management solutions to customers in various vertical markets. We also provide technology solutions for logistics operations to enable customers to transparently and effectively monitor, manage and optimize their logistic workflows.

Technology Platform
Technology is the key to our future success. It enables better customer experience, higher efficiency and customer cost savings, while also serving as a vehicle to export our unique capabilities and cutting-edge innovation to benefit the whole industry and society. In December 2019, we formed the new JD Cloud & AI platform to spearhead our technology-related agenda.
We have a large team consisting of research and development professionals primarily covering areas of AI, big data analytics and cloud computing. Together, these areas form our technology strategy. We strive to deliver best-in-class
services to our customers and become the most trusted technology service provider in the industry, powered by our large and sophisticated IT infrastructures.
In addition to our core technology innovation, research and development, we also place a strong emphasis on data privacy and security. Protecting customer data and building trust is one of our core values. Operating in compliance with the most stringent standards and regulations both in China and globally, we provide our customers with a high level of security, privacy protection and ease of mind. In 2019, we were named two years in a row as an AAA trusted cloud provider certified by the China Academy of Information and Communications Technology (CAICT.)
AI-powered Services Improving Customer Satisfaction and Partner Productivity
We strive to offer the right product to the right customer at the right time through the right channel, known as our “4R” strategy. Technology is the foundation to achieve the 4R strategy. Through aggregation and analysis of customer behavioral big data, we derive deep insights about customer preferences and offer precision targeting for product recommendations. The access to customer insights also enables us to train and refine robust AI models, empowering a great customer experience. For example, our “Snapshop” feature allows users to identify products through uploaded pictures. Such technology is also publicly available through our open AI platform NeuHub and has been adopted by most major phone manufacturers in China to improve phone users’ shopping experiences.
To support JD’s omni-channel strategy, our technologies are embedded in a multitude of retail scenarios, from online web and mobile shopping experience, to our offline ecosystem, including our JD Smart Speakers, 7FRESH stores, JD
E-SPACE,
a 50,000 square meter shopping mega store we launched in November 2019, and many JD Home outlets and unmanned convenience stores.
Technology also permeates our customer service experience. Leveraging our cutting-edge technologies and big data, we provide an individualized shopping experience for each customer. We identify customers’ demands and provide accurate recommendations based on comprehensive algorithms derived from a large volume of data on customer behavior and preferences.
Our AI-powered services also empower our partners to improve their operational efficiency and productivity. Our marketing platform employs sophisticated AI and big data technologies to produce user behavior insights and provide brand marketers and third-party merchants with one-stop brand building and sales growth solutions. This not only reduces our marketers’ labor in marketing campaigns, but also improve their ROI. During promotion seasons, our AI-based agent helps third-party merchants efficiently respond to large volume of customer requests, cutting wait times and improving customer experience. AI-triaged calls effectively reduce manned calls and improve operational efficiency. Furthermore, our advanced AI custom service is integrated into our retail ecosystem of over 270,000 stores by way of our SaaS (software as a service) platform.
Smart Retail & Supply Chain Technology Enhancing Operational Efficiency
Through years of online operation, we have amassed a large amount of know-how
and data across China’s
e-commerce
supply-chain, from product manufacturing, warehouse operations and distribution to sales and customer service information. Combining the power of big data analytics and AI on our intelligent cloud platform, we streamline customer-to-manufacturer
production to improve sales and enhance customer satisfaction. In August 2019, our Smart Supply Chain AI Platform was selected by the Science and Technology Ministry as one of China’s Top 10 National Open Innovation Platform for Next Generation AI. Underlying this service is our Neuhub open AI platform. Launched in April 2018, Neuhub offers 40 AI APIs covering multiple areas, including natural language processing, speech recognition, computer vision and machine learning. Leveraging our smart retail and supply chain technology, we provide technology solutions for our logistics operations to enable customers to transparently and effectively monitor, manage and optimize their logistic workflows.

At the infrastructural level, our cloud service offers a robust platform that serves both our own online business as well as external government and enterprise customers. During the two major online shopping events in 2019, our cloud platform had a solid operational performance by recording 99.95% of service level agreements (SLAs) and having zero outages. According to IDC’s China Public Cloud Service Market report published in the first quarter of 2019, we are one of China’s top 10 public cloud IaaS (infrastructure as a service) providers.
Technology Transcending Boundaries of Smart Logistics
In 2019, we enhanced our capabilities and operations of unmanned delivery vehicles, including our in-house
level 4 (L4) autonomous delivery robots. Level 4 refers to “high driving automation,” which means that no human intervention is needed as long as the system is operating within a certain geo-fenced
area. Besides self-driving robots, we also deployed unmanned drones for parcel delivery in certain areas. Furthermore, we also leverage AI technologies to detect and triage mishandling of packages within our fulfillment infrastructure, reducing goods damaged while improving customer satisfaction.
Marketing
We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth
referrals and repeat purchases. We have been able to build an extensive base of loyal customers primarily through providing superior customer experience and conducting marketing and brand promotion activities.
In addition to continuing marketing activities through traditional online and offline channels, we have also designed innovative programs and promotion activities to further enhance the brand awareness of both ourselves and our partners and to better reach our customers. We have launched a series of successful joint marketing campaigns such as “Super Brand Days,” “Super Category Days” and “Super New Product Days.” We will continue to leverage our data-driven customer insights to provide customized marketing tools and campaigns for business partners and help them to develop brand recognition in China. We have also made progress in social
e-commerce
innovations, particularly benefiting from access points within Weixin and QQ channels, both of which have a large mobile internet user base. Through leveraging more targeted, innovative and interactive marketing tools, we can help brands on the platform increase exposure, drive traffic and achieve deeper penetration into lower-tier cities and attract younger generations.
With the increasing popularity of mobile internet-enabled devices, over 90% of our orders fulfilled were placed through our mobile apps in 2019. In order to further improve the customer experience and increase user engagement on the mobile internet, we are exploring cooperation opportunities with many business partners on the mobile side. In addition, we have formed strategic partnerships with a number of major internet companies in China, aiming at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB14,918 million, RMB19,237 million and RMB22,234 million (US$3,194 million) of marketing expenses in 2017, 2018 and 2019, respectively.
Competition
The online retail industry in China is intensely competitive. Our current or potential competitors include (i) major
e-commerce
companies in China that offer a wide range of general merchandise product categories, such as Alibaba Group, which operates
taobao.com
and
tmall.com
, and (ii) major traditional retailers in China that are moving into online retailing, such as Suning Appliance Company Limited, which operates
suning.com
. We also face competition from online retail companies in China focused on specific product categories and from physical retail stores, including big-box
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
Intellectual Property
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. As of December 31, 2019, we owned approximately 1,200 computer software copyrights in China relating to various aspects of our operations and maintained approximately 11,700 trademark registrations inside China and approximately 1,900 trademark registrations outside China. We had approximately 4,300 trademark applications inside China and approximately 1,700 outside China. As of December 31, 2019, we had approximately 2,700 patents granted in China, approximately 160 patents granted outside China, approximately 7,100 patent applications pending in China and approximately 410 patent applications pending outside China. As of December 31, 2019, we had registered approximately 6,600 domain names. Our registered domain names include jd.com, 360buy.com, jdcloud.com and jdwl.com, among others.
Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 27 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain product liability insurance or key-man
life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Enterprise Social Responsibility
Having a positive impact on the communities in which we operate is an integral part of our business, and we maintain that our core values. Our commitment to partners, customers, investors, our employees and society as a whole are the foundation upon which we build a healthy, vibrant and sustainable ecosystem. Combined with an unrelenting focus on developing our technology capabilities to improve efficiency and service, we have laid the groundwork for many years of robust growth.
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
Environmental Sustainability
. We have always been committed to using green logistics and reducing resource consumption, environmental degradation and pollution in the process of storage, transportation and packaging. Together with brand designers, manufacturers, logistics companies, packaging companies, industry associations, among others, we further enhanced our “Green Stream Initiative,” a joint green supply chain campaign with the goal of improving the utilization rate of supply chain resources and reducing carbon emissions. Additionally, as part of our commitment to sustainable energy, JD Logistics is gradually upgrading its nationwide fleet of delivery trucks, as well as those of its third party partners, to new energy vehicles. JD Logistics has also partnered with several brands to promote reusable packaging across the entire supply chain.
We proactively participate in the promotion of sustainable production and consumption. In 2013, we issued the first ever digital invoice in China and as of the date of this annual report, we have already issued more than 4.6 billion digital invoices across China and replaced paper invoices with digital invoices for all retail orders. Meanwhile, we launched the “Recycling Plan” in many cities in China to help recycle clothing and toys to reduce carbon emissions and environmental pollution through donation or professional recycling.
In 2019, we enhanced our Environmental, Social and Governance (ESG) program with the launch of the China
E-Commerce
 & Logistics Packaging Standard Alliance together with several internationally recognized brands. This alliance aims to optimize the usage of packaging materials in China by establishing nationwide
e-commerce
packaging standards. JD Logistics has also expanded its box recycling initiative across China with customer incentives provided in the form of rebates.
In 2019, we have used green recycling boxes and cold chain containers 47 million times, and saved 600,000 tons of paper through using lighter and recycling boxes, going paperless, electronic order slips and more. We’ve also committed to the standardization of green logistics, promoting the tape to be narrowed from 53mm to 45mm, banning layer by layer winding as a standardized packaging process, setting the industry standard and benchmark.
Employee care.
We have always striven to provide employees with comprehensive social benefits, a diverse work environment and a wide range of career development opportunities. We have invested significant resources in employee career development and training. In 2019, we clarified talent criteria and applied it to the entire talent management process. Throughout the entire year, we not only focused on the improvement of employees’ professional development, but also made efforts to incentivize our employees to have a “sense of goals” and “sense of fulfillment”. Additionally, we placed special emphasis on the building of a talent pipeline and cohesive organizational culture. We have established a comprehensive system for employee training and development, covering leadership, general competencies, professional competencies, and others. Our comprehensive training program includes corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. In 2019, we provided more than 7,925 training courses online and offline for employees.
In 2019, we also initiated employee surveys through our internal communication tools on a routine basis, covering a broad range of topics such as company culture, team cooperation, compensation satisfaction, and others. The surveys helped the management team better understand employees’ needs and thus improved the health of the overall organization.

We won a number of employer awards in 2019, among which the most influential include: Universum’s 2019 Campus Most Attractive Employer Award at the international level, Zhaopin.com’s 2019 Best Employer Award and 58.com’s 2019 China Employer Brand Award in China.
“JD RUN” is an influential employer brand project in China. The project adopts training, internship and project competition to build the most valuable internship platform in the industry, improving the employment rate of interns from JDRUN, and helping the company continuously bring in top quality, energetic staff.
Poverty alleviation.
Leveraging our strong supply chain, cutting-edge technologies and logistics network, we participate in poverty alleviation efforts in rural areas. We pioneered our rural
e-commerce
strategy, aiming to make agricultural products in rural areas available online and at the same time, allow authentic products to reach residents in rural areas. We operate China’s trusted online donation platform, through which our customers can purchase products and donate them directly to non-profit
organizations and groups in need across China, leveraging our in-house
logistics network. To ensure the transparency of the process, we allow customers to track the delivery status of their donations online to make sure their donation reaches the intended recipient.
COVID-19 outbreak relief.
Since the
COVID-19
outbreak, we have done our utmost to help people in Wuhan and throughout China. Immediately after the announcement of quarantine in Wuhan, we put together a task force to lead our epidemic relief efforts, and took swift action to donate critically needed medical supply to hospitals and charity organizations in Wuhan, including a large amount of face masks and protective medical materials, which were in urgent demand and short in supply. To ensure timely supply and delivery of daily necessities in Wuhan, JD Logistics opened a dedicated channel for relief materials coming from across the country. In doing so, JD Logistics applied our advanced supply chain technology and expertise, and deployed various technologies such as AI, Big Data and IoT into a dozen emergency and epidemic prevention solutions to support the relief efforts and policies of Hubei government.
Meanwhile, we took the health and safety of our employees as our top priority. We provided all of our frontline employees with masks and other protective equipment immediately after the outbreak. We also introduced a series of new policies, such as subsidies, fee reductions and waivers, to help third-party merchants on our platform.
Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
Regulations Relating to Foreign Investment
Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, and together with the FIL and their respective implementation rules and ancillary regulations. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the Catalogue are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.
On June 30, 2019, MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), or the 2019 Negative List, which became effective on July 30, 2019, to amend and supplement the Catalogue and replace the previous negative list thereunder.Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category.
On March 15, 2019, the National People’s Congress promulgated the FIL, which has become effective on January 1, 2020 and replaced the Outgoing FIE Laws. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

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
On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.
On December 30, 2019, MOFCOM and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.
Foreign Investment in Value-Added Telecommunications Businesses.
The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. However, the 2019 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in
e-commerce,
domestic multiparty communication,
storage-and-forward
and call center businesses. Since the 2019 Negative List was recently amended, there exist uncertainties with respect to its interpretation and implementation by authorities. Due to these regulations, we operate our
www.jd.com
website through Jingdong 360, one of our consolidated variable interest entities.

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a PRC domestic company that holds an operating license for value-added telecommunications business, which we refer to as an ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance
within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license. Jingdong 360, the operator of our
www.jd.com
website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.
Licenses and Permits
We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:
Value-added Telecommunication License.
The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalogue of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. Pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical devices, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Licenses promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet and online data processing and transaction processing services and also a value-added telecommunication license issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, and information services.
Internet Publication License/Network Publication Service License.
The National Radio and Television Administration, or NRTA, formerly known as the State Administration of Press and Publication, Radio, Film and Television, or the SAPPRFT, which is integrated from the State Administration of Radio, Film and Television, and the General Administration of Press and Publication, established in March 2018 as a result of institutional reform, is the government agency responsible for regulating publication activities in China. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. In February 2016, the SAPPRFT and the MITT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthened and expanded the supervision and management on the network publication service. Pursuant to the Administrative Measures on Network Publication, entities engaging in the network publication service are required to obtain a network publication service license from a competent administrative authority; the network publishing services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining a Network Publication Service License. Jingdong 360 holds a Network Publication Service License, which will expire in December 2021.

Online Culture Operating Permit.
The Provisional Measures on Administration of Internet Culture, promulgated by the former Ministry of Culture in 2011 (as amended in 2017) and other related rules require entities to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority to engage in activities related to “online cultural products.” Cultural products include music, performances, performing arts, works of art, and animation features and cartoons, while “online” includes both products produced for the internet and products converted from offline products and disseminated over the internet. Jingdong 360 holds an Online Culture Operating Permit issued by the Beijing Municipal Bureau of Culture, which will remain valid until December 2020.
Internet Drug Information Service Qualification Certificate.
In July 2004, the State Food and Drug Administration, or the SFDA, the predecessor of the National Medical Products Administration, or the NMPA, promulgated the Administrative Measures on Internet Drug Information Service (amended in November 2017). In addition, the Standing Committee of the National People’s Congress further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. These laws and measures, together with certain implementing rules and notices promulgated by the SFDA or the NMPA, set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. Jingdong 360 holds an Internet Drug Information Service Qualification Certificate issued by the Beijing Drug Administration for the provision of internet medical information services, which will remain valid until July 2024.
Courier Service Operation Permit.
Pursuant to the PRC Postal Law, the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018 and was further amended in March 2019, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. As of December 31, 2019, Jingbangda had obtained one cross-provincial Courier Service Operation Permit, and its 37 subsidiaries had obtained Courier Service Operation Permits. We are in the process of making filings with local postal administrations for express delivery terminal outlets of Jingbangda and its branches.
See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”
Road Transportation Operation Permit.
Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, anyone engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2019, Xi’an Jingdong Xuncheng and its 10 branches and 1 subsidiary, Jingbangda and its 33 subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services.
See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”
Unmanned Aerial Vehicle Business License.
In March 2018, Civil Aviation Administration promulgated the Administrative Measures for Profit-oriented Flight Activities of Civil Unmanned Aerial Vehicles (for Provisional Implementation), pursuant to which an Unmanned Aerial Vehicle Business License shall be obtained for the use of unmanned aerial vehicles for commercial flight activities, and no commercial flight activities shall be conducted without an Unmanned Aerial Vehicle Operation Permit. Two subsidiaries of Xi’an Jingdong Xincheng, have obtained the Unmanned Aerial Vehicle Operation Permit.

Publication Operation Permit.
In May 2016, the Ministry of Commerce and the SAPPRFT jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or the Publication Market Measures (2016 Version), which replaced the Administrative Measures for the Publication Market (2011 Version). According to the Publication Market Measures (2016 Version), where an entity or individual is engaged in the distribution of publications via the internet or other information networks, the entity or individual is required to obtain a Publication Operation Permit. Entities and individuals engaged in the wholesale or retail of publications are required to carry out the relevant activities within the scope of a Publication Operation Permit. Where an entity or individual has obtained the Publication Operation Permit and is engaged in the distribution of publications via the internet or other information networks within the approved business scope, the entity or individual is required to complete record filing with the publication administrative department within 15 days after launching the online distribution business. We engage in wholesale and retail of books and audio and video products and other publications through Jiangsu Yuanzhou, Beijing Jingdong Century Information Technology Co., Ltd., Guangzhou Jingdong Trading Limited, Shenyang Jingdong Century Trading Co., Ltd. and Shanghai Yuanmai Trading Co., Ltd. Each of them has obtained a Publication Operation Permit.
Food Operation Permit.
China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the SFDA in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food, liquor and nutritional supplements through our mobile apps and websites. Our PRC subsidiaries or their branches engaging in food operation business have obtained Food Operation Permits.
Medical Device Operation Enterprise Permit.
The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014 and May 2017, divide medical devices into three types. Enterprises engaging in the sale of Type II medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type III medical devices must obtain a Medical Device Operation Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd., a subsidiary of Jingdong Century, has obtained a Medical Device Operation Permit for the sale of several types of Type III medical devices, which remains valid until October 2021.
Permit for Production and Operation of Radio and TV Programs.
Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004 and amended in August 2015, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360 has obtained a Permit for Production and Operation of Radio and TV Programs, which remains valid until March 2021.
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
On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the
E-Commerce
Law, which became effective on January 1, 2019. Pursuant to the
E-Commerce
Law, an
e-commerce
platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply to sell products or provide services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department as required and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related
information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information for no less than 3 years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notify the platform operator that his intellectual property rights have been infringed. An
e-commerce
platform operator shall take joint liabilities with the relevant third-party merchants on its platform and may be subject to warnings and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or such third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that the third-party merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an
e-commerce
platform operator fails to verify the third-party merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000.
We are subject to these measures as a result of our online retail marketplace business.

Regulations Relating to Internet Content and Information Security
The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical devices, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities.
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
In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC (where such information and data have to be provided abroad for business purpose, subject to applicable laws and regulations, security assessment shall be conducted); and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Internet Privacy
In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.
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
Regulations Relating to Mobile Telecommunications Resale Business
In May 2013, the MIIT issued the Circular regarding the Pilot Work on Implementation of Mobile Telecommunications Resale Business and the Pilot Program on Mobile Telecommunications Resale Business, pursuant to which private capital is encouraged to invest in the mobile telecommunications resale business. The resale business refers to the business whereby a reseller purchases mobile telecommunications services (excluding mobile satellite telecommunications service) from a basic telecommunications service provider who owns a mobile network, repackages the services with its private brand and sells the services to end users. Under the circular and the pilot program, the mobile telecommunications resale is categorized as a Class II basic telecommunications business but managed by reference to the value-added telecommunications business. A mobile communications reseller does not build its own wireless network, core network, transmission network and other mobile telecommunications network infrastructures, but must build its customer service system and may build its own business management platform, and billing, business accounting and other business supporting systems as needed. The applicant for the mobile telecommunications resale business must be a private company of which the private capital must account for no less than 50% of the capital and the capital contributed by its largest shareholder must come from private capital. A mobile telecommunications reseller is required to enter into a commercial contract for mobile telecommunications resale business with a basic telecommunications service provider, specifying the resources for resale to mobile communications users, division of responsibilities for service quality assurance between both parties, as well as protection of users’ rights and interests and user information. Resellers may pre-charge
service fees for up to two years from users on the condition that they provide evidence of their measures to ensure long-term services, and must abide by the Telecommunications Regulations, the Administrative Measures on Internet Information Services and other PRC related laws and regulations. In addition, the MIIT issued the Circular of the Ministry of Industry and Information Technology on the Official Commercial Use of Mobile Communication Resale Business, pursuant to which the mobile communication resale business will be transferred from the pilot to the formal commercial use, and the enterprise that has already approved to be a pilot to conduct the mobile telecommunications resale business, and intends to continue the business, the commercial contract shall be renewed in accordance with the provisions of this circular and shall apply for a renew its telecommunications business license. Jingdong 360 has been approved to be a pilot to conduct the mobile telecommunications resale business, has renewed the telecommunications business license, and has cooperated with China Telecom in 60 cities and with China Unicom in 105 cities.
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
Regulations Relating to Advertising Business
The SAMR is the government agency responsible for regulating advertising activities in the PRC. According to PRC laws and regulations, companies that engage in advertising activities must obtain a business license from the SAMR or its local branches which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet must not impair the normal use of the network by users. The advertisements released in pop-up
form on a webpage and other forms must show the close flag prominently and ensure one-click
close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the SAMR or its local branches may revoke the violators’ licenses or permits for their advertising business operations.
In July 2016, the State Administration of Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical devices, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. In addition, no entity or individual may publish any advertisement of prescription drugs or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.
Regulations Relating to Intellectual Property Rights
The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.
Copyright in the PRC is principally protected under the Copyright Law of the PRC and its implementation rules. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC and related rules and regulations, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc. In addition, the Regulations on the Protection of Rights to Information Network Communication promulgated by the State Council on May 18, 2006 (as amended in 2013), provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.
Patent.
The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office of National Intellectual Property Administration is responsible for examining and approving patent applications. As of December 31, 2019, we had approximately 2,700 patents granted in China, approximately 160 patents granted outside China, approximately 7,100 patent applications pending in China and approximately 410 patent applications pending outside China.
Trademark.
The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. As of December 31, 2019, we had approximately 13,600 registered trademarks in different applicable trademark categories and had approximately 4,300 trademark applications in China and approximately 1,700 outside China.
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
Taxpayer to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015, require that non-resident
enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident
enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on
Non-resident
Taxpayers Enjoying Treaty Benefits (“SAT Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident
taxpayer to enjoy treaty benefits, where a
non-resident
taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up
administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for
Non-Resident
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
In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular 19, which took effect and replaced SAFE Circular 142 from June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans.

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
In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.
In October 2019, SAFE issued SAFE Circular 28, pursuant to which all foreign-invested enterprises can make domestic equity investments with their capital funds in accordance with the related laws.
C.
Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report on Form
20-F:

Notes:

(1)	JD Assets Holding Limited has 22 subsidiaries holding, directly or indirectly, non-logistics properties.

(2)	JD Asia Development Limited has 267 subsidiaries holding, directly or indirectly, logistics properties.

(3)	Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng are our principal consolidated variable interest entities. Each of Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng is 45% owned by Mr. Richard Qiangdong Liu, our chairman of board of directors and chief executive officer, 30% owned by Ms. Yayun Li, our chief compliance officer, and 25% owned by Ms. Pang Zhang, our employee. We effectively control these entities through contractual arrangements.

(4)	Jingdong Century has 89 subsidiaries that engage in retail business. Jingdong Century also has contractual arrangements with another principal consolidated variable interest entity, Jiangsu Jingdong Bangneng Investment Management Co. Ltd. or Jiangsu Jingdong Bangneng. Jiangsu Jingdong Bangneng is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Jiangsu Jingdong Bangneng owns Suqian Jingdong Sanhong Enterprise Management Center (L.P.), Suqian Jingdong Mingfeng Enterprise Management Co., Ltd., Suqian Jingdong Jinyi Enterprise Management Co., Ltd. and Hengqin Junze Management and Consulting Co., Ltd., each of which constitutes a significant subsidiary of Jiangsu Jingdong Bangneng.

(5)	JD.com Investment Limited has 63 subsidiaries that hold, directly or indirectly, the companies invested by us.

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

We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The external revenues of our consolidated variable interest entities and their subsidiaries collectively contributed 2.5%, 3.8% and 4.7% of our consolidated total net revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

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
However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our online retail and marketplace business do not comply with PRC government restrictions on foreign investment in
e-commerce
and related businesses, including but not limited to online retail and marketplace businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” And “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
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
In June 2016, Jingdong Century and Jingdong 360 entered into an exclusive technology consulting and services agreement, which supersedes the version entered into in May 2012. Pursuant to the 2016 agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how
and trade secrets, will be Jingdong Century’s sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, subject to annual evaluation and adjustment. The term of this agreement will expire on June 14, 2026 and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.
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
Loan Agreements
.
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
D.
Property, Plant and Equipment
Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own office buildings with an aggregate floor area of approximately 410,000 square meters. We have acquired land use rights in Beijing to build our headquarters. As of December 31, 2019, we had paid an aggregate of approximately RMB9.5 billion (US$1.4 billion) for the acquisition of land use rights and construction of the office buildings.
We lease our other offices in Beijing and regional offices in 34 other cities in China with an aggregate floor area of approximately 301,000 square meters.
We own our national customer service center and our data center in Suqian, which have an aggregate floor area of approximately 183,000 and 65,000 square meters, respectively. We lease our customer service centers in Chengdu and Yangzhou with an aggregate floor area of approximately 57,000 square meters.
As of December 31, 2019, we operated regional fulfillment centers in seven cities in China, including Beijing, Shanghai, Wuhan, Guangzhou, Chengdu, Shenyang and Xi’an.
In addition, we also operated front distribution centers in 28 cities for stocking products that are in high demand, as well as other additional warehouses in 54 cities in China as of December 31, 2019. Our comprehensive fulfillment facilities can cover almost all the counties and districts across China.
As of December 31, 2019, we had land use rights in 40 cities in China to build our own warehouses. Highly automated and efficient warehouses will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB18.0 billion (US$2.6 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2019. To unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives, we disposed certain of our development properties and received proceeds of RMB7.9 billion (US$1.1 billion) in 2019. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.
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
A.    Operating Results
Overview
We are a leading technology driven
e-commerce
company transforming to become a leading supply chain-based technology and service provider. Our e-commerce business includes online retail and online marketplace. In the online retail business, we acquire products from suppliers and sell them directly to our customers primarily through our mobile apps and websites. In the online marketplace business, third-party merchants sell products to customers primarily through our mobile apps and websites. We also offer marketing, logistics and other value-added services.
Our business has grown substantially in recent years. We generated total net revenues of RMB362.3 billion, RMB462.0 billion and RMB576.9 billion (US$82.9 billion) in 2017, 2018 and 2019, respectively. Our customer base has also expanded rapidly. We had 292.5 million, 305.3 million and 362.0 million active customer accounts in 2017, 2018 and 2019, respectively. Our online retail business generated net product revenues of RMB331.8 billion, RMB416.1 billion and RMB510.7 billion (US$73.4 billion) in 2017, 2018 and 2019, respectively. In addition, our marketplace, marketing, logistics and other services generated net service revenues of RMB30.5 billion, RMB45.9 billion and RMB66.2 billion (US$9.5 billion) in 2017, 2018 and 2019, respectively.
Due to the PRC legal restrictions on foreign ownership of companies that engage in a value-added telecommunications service business and certain other businesses in China, we conduct the relevant parts of our operations through consolidated variable interest entities. We have contractual arrangements with these entities and their shareholders that enable us to effectively control and receive substantially all of the economic benefits from the entities. Accordingly, we consolidate the results of these entities in our financial statements.
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
JD.com, Inc., the holding company that is listed on Nasdaq, has no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities and their subsidiaries in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2019, the amount restricted, including paid-in
capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB24,189 million (US$3,475 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:
•	our ability to increase active customer accounts and customer purchases;

•	our ability to manage our mix of product and service offerings;

•	our ability to further increase and leverage our scale of business;

•	our ability to effectively invest in our fulfillment infrastructure and technology platform; and

•	our ability to conduct and manage strategic investments and acquisitions.

Our Ability to Increase Active Customer Accounts and Customer Purchases
Growth in the number of our active customer accounts and customer purchases are key drivers of our revenue growth. We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. Our annual active customer accounts increased from 292.5 million in 2017, to 305.3 million in 2018 and further to 362.0 million in 2019. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in generating repeat purchases from existing customer accounts.
Our ability to attract new customer accounts and retain existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of authentic products at competitive prices on our mobile apps and websites and provide speedy and reliable delivery, convenient online and in-person
payment options and comprehensive customer services. The number of products we offer has grown rapidly. We have developed a business intelligence system that enables us to increase our operating efficiency through enhanced product merchandising and supply chain management capabilities, and to drive more targeted and relevant product promotions and recommendations to our customers. We have benefited from word-of-mouth
viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including granting coupons and loyalty points and holding special promotions.

Our Ability to Manage Our Mix of Product and Service Offerings
Our results of operations are also affected by the mix of products and services we offer. We commenced our
e-commerce
business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party merchants on our online marketplace. We offer a wide range of products and services and aim to provide one-stop
shopping solutions to maximize our wallet share. Our mix of products and services also affects our gross margin. For example, the marketplace service revenues that we earn from third-party merchants and the other services that we offer generally have higher gross margins. The split between our online retail business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our marketplace, marketing, logistics and other services revenues increased from RMB30.5 billion in 2017, to RMB45.9 billion in 2018, and further to RMB66.2 billion (US$9.5 billion) in 2019. We intend to further (i) expand our selection of general merchandise products, such as FMCG, which are well received by customers and expected to have a potential for greater online penetration; (ii) attract more third-party merchants to our online marketplace; and (iii) provide more fulfillment and other value-added services to third-party merchants and others.
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
As of December 31, 2019, our nationwide fulfillment infrastructure employed a total of 175,954 warehouse and delivery personnel that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2017, 2018 and 2019, while the fulfillment expenses as a percentage of our total net revenues decreased from 7.1% in 2017, to 6.9% in 2018 and further to 6.4% in 2019. Our research and development professionals design, develop and operate the technology platform, develop and post content, and improve our AI, big data and cloud technologies and services. Personnel costs are the largest component of our fulfillment costs and of our research and development costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase in absolute amount in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.
Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform
Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure covers almost all counties and districts across China, which, as of December 31, 2019, included a warehousing network of over 700 warehouses in 89 cities that are operated by us, and an aggregate gross floor area of approximately 16.9 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. We have acquired land use rights to approximately 11 million square meters of land in 37 cities in China. We plan to continue to build large scale warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party merchants using our fulfillment services. We had paid an aggregate of approximately RMB18.0 billion (US$2.6 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2019. To unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives, we sold certain of our development properties and received proceeds of RMB7.9 billion (US$1.1 billion) in 2019. See “Item 4. Information on the Company—A. History and Development of the Company” for further information. In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform during the same periods. To enhance our technology platform, we intend to further invest in AI, big data analytics and cloud computing. We expect these technology initiatives to provide innovative features, solutions and services to customers and suppliers, while increasing our operational efficiency.

Our Ability to Conduct and Manage Strategic Investments and Acquisitions
We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In 2019, our share of results of equity investees was a loss of RMB1.7 billion (US$0.2 billion), primarily attributable to losses picked up and the impairment recognized from our equity method investments. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.
Impact of
COVID-19
On Our Operations
The majority of our net revenues are derived from online retail sales in China. Our results of operations and financial condition in 2020 will be affected by the spread of
COVID-19.
The extent to which
COVID-19
impacts our results of operations in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.
In response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations.
The spread of
COVID-19
has caused us to incur incremental costs, in particular, relating to our logistics business. In addition, we have seen a decrease in demand for big-ticket
items, durable goods and discretionary products. However, leveraging our self-operated supply chain and logistics network, we were able to resume part of our operations after the Chinese New Year and have seen an increase in demand for certain product categories, including consumer staples, such as groceries, fresh produce, healthcare and household products during this period.
As of December 31, 2019, we had cash and cash equivalents of RMB36,971 million (US$5,311 million). Subsequently, we issued in January 2020 senior unsecured notes in an aggregate principal amount of US$1.0 billion, and drew down in April 2020 the remaining US$550 million under our term and revolving credit facilities. In February 2020, Jingdong Century, a subsidiary of our company, consummated a private placement of an aggregate of RMB3.0 billion 2.65% notes due April 27, 2020. In March 2020, Jingdong Century consummated a private placement of an aggregate of RMB2.0 billion 2.75% notes due October 30, 2020. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Selected Statements of Operations Items
Net Revenues
Net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and sales of general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. Net revenues from general merchandise products mainly include revenues from sales of food, beverage and fresh produce, baby and maternity products, furniture and household goods, cosmetics and other personal care items, pharmaceutical and healthcare products, books, automobiles and accessories, apparel and footwear, bags and jewelry. Net service revenues are further divided into revenues from online marketplace and marketing and revenues from logistics and other services. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US $	%
	(in millions, except for percentages)
Electronics and home appliances revenues	236,269	65.2	280,059	60.6	328,703	47,215	57.0
General merchandise revenues	95,555	26.4	136,050	29.5	182,031	26,147	31.5

Net product revenues	331,824	91.6	416,109	90.1	510,734	73,362	88.5

Marketplace and marketing revenues	25,391	7.0	33,532	7.2	42,680	6,131	7.4
Logistics and other service revenues	5,117	1.4	12,379	2.7	23,474	3,372	4.1

Net service revenues	30,508	8.4	45,911	9.9	66,154	9,503	11.5

Total net revenues	362,332	100.0	462,020	100.0	576,888	82,865	100.0

As we have been continually expanding our product categories and value-added service offerings, sales of electronics and home appliances products may decrease as a percentage of our total net revenues, and sales of general merchandise and service revenues may increase as a percentage of our total net revenues.
Net service revenues primarily consist of fees earned from providing marketing and logistics services to our business partners, and commissions earned from third-party merchants for sales made through our online marketplace. Currently, we recognize revenues from the third-party merchants on a net basis as we are not the primary obligor, we do not have control over goods sold by third-party merchants and we do not have latitude to establish prices for them.
We record revenue net of discounts, return allowances and value-added taxes, or VAT.
Cost of revenues
Cost of revenues primarily consists of our cost for acquiring the products that we sell directly and the related inbound shipping charges, inventory write-downs, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties. The rebates and subsidies we receive from suppliers are treated as a reduction in the purchase price and will be recorded as a reduction in cost of revenues when the product is sold.
Fulfillment expenses
Our fulfillment expenses consist primarily of (i) expenses incurred in operating our fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products, and (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores. The costs related to logistics services provided to third parties are classified in cost of revenues. We expect our fulfillment expenses to increase in absolute amount in the near run, as we invest in new businesses, hire additional fulfillment personnel, build and lease new warehouses and establish more delivery stations to penetrate lower tier cities and to meet our anticipated growth in sales volume and ensure satisfactory customer experience. We plan to make our fulfillment operations more efficient by setting up large customized warehouse facilities to make full use of the available space, improve the pick-and-pack
workflow efficiency, accommodate greater product selection and minimize order splitting.
Marketing expenses
Our marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. We pay commissions to participants in the associates program when their customer referrals result in successful product sales. We plan to continue to conduct brand promotion and marketing activities to enhance our brand recognition and attract new purchases from new and existing customers.

Research and development expenses
Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We plan to continue to invest in technology and innovation to enhance customer experience and provide value-added services to suppliers and third-party merchants.
General and administrative expenses
Our general and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions include facilities and equipment depreciation expenses, rental and other general corporate related expenses. We plan to continue to hire additional qualified employees to support our business operations and planned expansion.
Gain on sale of development properties
The gain on sale of development properties is mainly derived from sale of development properties to Core Fund. JD Property develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from mature properties to fund new developments and scale the business. In February 2019, we entered into a definitive agreement with Core Fund, pursuant to which we sold certain of our modern logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion. In the second half of 2019, the closing conditions for the completed assets were met, and we recorded a total disposal gain of RMB3.8 billion for the completed assets in 2019.
Share of results of equity investees
Share of the post-acquisition profits or losses, impairment, and gains or losses from disposals of the equity investments that are accounted for under the equity method are recorded in share of results of equity investees.
Others, net
Others, net consist primarily of gains or losses from fair value change, impairment, disposals of long-term investments other than those accounted for under the equity method, government financial incentives, and other non-operating
income or expenses.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.
Hong Kong
Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our incorporations in Hong Kong to us are not subject to any Hong Kong withholding tax.

China
Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except that a few entities in our group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas, and any entity that qualifies as a “software enterprise” is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Besides, some small profit enterprises whose annual taxable income amount is RMB1 million or less in 2018 are entitled to the incentive of computing 50% of their income as their taxable income amount and are subject to a reduced enterprise income tax rate of 20%. From January 1, 2019 to December 31, 2021, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. Furthermore, our certain entities in China engaging in research and development activities in China were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year of 2016 and 2017, and to claim 175% of their research and development expenses as Super Deduction for the year of 2018 and 2019 (“Super Deduction”) according to the relevant laws and regulations in the PRC. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
We are subject to VAT at a rate of 13% prior to July 1, 2017, 11% from July 1, 2017 to April 30, 2018 and 10% from May 1, 2018 to March 1, 2019, and 9% since April 1, 2019 on sales of books, audio and video products, at a rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% from April 1, 2019 on sales of other products, at a rate of 6% or 11%/10%/9% (11% prior to May 1, 2018, 10% from May 1, 2018 to March 31, 2019, and 9% since April 1, 2019) on logistics services and at a rate of 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. Since January 1, 2014, we have been exempted from VAT on sales of books. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since January 1, 2012, to replace the business tax, and has been implemented in all industries since May 1, 2016.
Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other regulations including Circular 9, and receives approval from the relevant tax authority. If the relevant Hong Kong entity satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entity would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US $	%
	(in millions, except for percentages)
Net revenues:
Net product revenues	331,824	91.6	416,109	90.1	510,734	73,362	88.5
Net service revenues	30,508	8.4	45,911	9.9	66,154	9,503	11.5

Total net revenues	362,332	100.0	462,020	100.0	576,888	82,865	100.0
Cost of revenues	(311,517)	(86.0)	(396,066)	(85.8)	(492,467)	(70,738)	(85.4)
Fulfillment	(25,865)	(7.1)	(32,010)	(6.9)	(36,968)	(5,310)	(6.4)
Marketing	(14,918)	(4.1)	(19,237)	(4.2)	(22,234)	(3,194)	(3.8)
Research and development	(6,652)	(1.8)	(12,144)	(2.6)	(14,619)	(2,100)	(2.5)
General and administrative	(4,215)	(1.2)	(5,160)	(1.1)	(5,490)	(789)	(1.0)
Impairment of goodwill and intangible assets	—	—	(22)	(0.0)	—	—	—
Gain on sale of development properties	—	—	—	—	3,885	558	0.7

Income/(loss) from operations (1)	(835)	(0.2)	(2,619)	(0.6)	8,995	1,292	1.6

Other income/(expense):
Share of results of equity investees	(1,927)	(0.5)	(1,113)	(0.2)	(1,738)	(250)	(0.3)
Interest income	2,530	0.7	2,118	0.5	1,786	257	0.3
Interest expense	(964)	(0.3)	(855)	(0.2)	(725)	(104)	(0.1)
Others, net	1,317	0.4	95	0.0	5,375	772	0.9

Income/(loss) before tax	121	0.0	(2,374)	(0.5)	13,693	1,967	2.4
Income tax expenses	(140)	(0.0)	(427)	(0.1)	(1,803)	(259)	(0.3)

Net income/(loss) from continuing operations	(19)	(0.0)	(2,801)	(0.6)	11,890	1,708	2.1

Net income from discontinued operations, net of tax	7	0.0	—	—	—	—	—

Net income/(loss)	(12)	(0.0)	(2,801)	(0.6)	11,890	1,708	2.1

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(28)	(72)	(82)	(12)
Fulfillment	(426)	(419)	(440)	(63)
Marketing	(136)	(190)	(259)	(37)
Research and development	(671)	(1,163)	(1,340)	(193)
General and administrative	(1,520)	(1,816)	(1,573)	(226)

Segment Information
We have two operating segments, namely JD Retail and New Businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. New Businesses include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property. JD Digits was previously included in New Businesses, but has been deconsolidated from our financial statements since June 30, 2017 as a result of its reorganization. Our product sales, marketplace and marketing services are mainly included in the JD Retail segment, and our logistics and other services are mainly included in the New Businesses segment.

The table below provides a summary of our operating segment results:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	356,020	447,502	552,245	79,325
New Businesses	6,022	14,665	23,932	3,438
Inter-segment	(547)	(1,103)	(435)	(63)

Total segment net revenues	361,495	461,064	575,742	82,700
Unallocated items*	837	956	1,146	165

Total consolidated net revenues	362,332	462,020	576,888	82,865

Operating income/(loss):
JD Retail	4,956	7,049	13,775	1,979
New Businesses	(2,070)	(5,137)	(1,022)	(147)
Including: gain on sale of development properties	—	—	3,885	558

Total segment operating income	2,886	1,912	12,753	1,832
Unallocated items*	(3,721)	(4,531)	(3,758)	(540)

Total consolidated operating income/(loss)	(835)	(2,619)	8,995	1,292

*	Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

Operating expenses (excluding cost of revenues) before unallocated items as a percentage of net revenues for JD Retail were 12.9%, 13.1% and 12.3% for the years ended December 31, 2017, 2018 and 2019, respectively.
Years Ended December 31, 2019 and 2018
Net Revenues.
Our total net revenues increased by 24.9% from RMB462,020 million in 2018 to RMB576,888 million (US$82,865 million) in 2019, with increases in both categories of net revenues. Net product revenues increased by 22.7% from RMB416,109 million in 2018 to RMB510,734 million (US$73,362 million) in 2019. Net service revenues increased by 44.1% from RMB45,911 million in 2018 to RMB66,154 million (US$9,503 million) in 2019.
The increase in our total net revenues was primarily due to our ability to expand our customer base and enhance customer engagement in 2019. Our annual active customer accounts increased from 305.3 million in 2018 to 362.0 million in 2019. The increase in our net service revenues was primarily due to the increasing penetration of our logistics services among our third-party merchants and other third parties, as well as the increase in the marketing services due to our continuous improvement in the automated marketing technologies which resulted in higher ROI and attracted business partners to spend more on marketing.
Cost of revenues.
Our cost of revenues increased by 24.3% from RMB396,066 million in 2018 to RMB492,467 million (US$70,738 million) in 2019. This increase was primarily due to the growth of our online retail business. Costs related to the logistics services provided to third parties also increased rapidly along with the expansion of our logistics business.
Fulfillment expenses.
Our fulfillment expenses increased by 15.5% from RMB32,010 million in 2018 to RMB36,968 million (US$5,310 million) in 2019. This increase was primarily due to the increase in shipping charges, compensation costs relating to fulfillment personnel, rental expenses for our fulfillment infrastructure and payment processing charges, corresponding with the growth of our sales volume. Fulfillment expenses as a percentage of net revenues, were 6.4% in 2019, as compared to 6.9% in 2018, primarily due to economies of scale from enhanced logistics capacity utilization and staff productivity.
Marketing expenses.
Our marketing expenses increased by 15.6% from RMB19,237 million in 2018 to RMB22,234 million (US$3,194 million) in 2019. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels from RMB15,970 million in 2018 to RMB19,286 million (US$2,770 million) in 2019, as we continued to enhance our brand recognition and to promote our new business initiatives.

Research and development expenses.
Our research and development expenses increased by 20.4% from RMB12,144 million in 2018 to RMB14,619 million (US$2,100 million) in 2019 as we continued to invest in top-notch
R&D talent and technology infrastructure. The increase in our research and development expenses was primarily attributable to the increase in the depreciation and amortization expenses in connection with an increase in the number of servers and other electronic equipment, the IDC expenses in connection with the execution of our strategies of continuously improving our mobile, big data and cloud computing technologies, and the compensation costs associated with research and development personnel and relating to hiring additional senior and experienced technology personnel.
General and administrative expenses.
Our general and administrative expenses slightly increased by 6.4% along with the expansion of our business, from RMB5,160 million in 2018 to RMB5,490 million (US$789 million) in 2019.
Gain on sale of development properties.
Gain on sale of development properties was nil in 2018, and RMB3,885 million (US$558 million) in 2019. The gain on sale of development properties in 2019 was primarily derived from sale of development properties to Core Fund.
Share of results of equity investees.
Share of results of equity investees was a loss of RMB1,738 million (US$250 million) in 2019, compared to a loss of RMB1,113 million in 2018. In 2019, our share of results of equity investees was primarily attributable to losses picked up from our equity method investments in Dada Group and impairment losses recognized from our equity method investments in Bitauto and Tuniu.
Others, Net.

Others, net was RMB95 million income in 2018 and RMB5,375 million (US$772 million) income in 2019. In 2019, others, net mainly contained an unrealized gain from fair value change of long-term investments, the realized gain from disposals of our business, and government financial incentives.
Net Income/(Loss).
As a result of the foregoing, we had a net income of RMB11,890 million (US$1,708 million) in 2019, as compared to a net loss of RMB2,801 million in 2018.
Years Ended December 31, 2018 and 2017
Net Revenues.
Our total net revenues increased by 27.5% from RMB362,332 million in 2017 to RMB462,020 million in 2018, with increases in both categories of net revenues. Net product revenues increased by 25.4% from RMB331,824 million in 2017 to RMB416,109 million in 2018. Net service revenues increased by 50.5% from RMB30,508 million in 2017 to RMB45,911 million in 2018.
The increase in our total net revenues was primarily due to our ability to expand our customer base and enhance customer engagement in 2018. Our annual active customer accounts increased from 292.5 million in 2017 to 305.3 million in 2018. Over the years, our customers have shown loyalty to us through their increased activity levels. The increase in our net service revenues was also due to the increasing penetration of our logistics services among our third-party merchants and other third parties.
Cost of revenues.
Our cost of revenues increased by 27.1% from RMB311,517 million in 2017 to RMB396,066 million in 2018. This increase was primarily due to the growth of our online retail business. Costs related to the logistics services provided to third parties also increased rapidly along with the expansion of our logistics business.
Fulfillment expenses.
Our fulfillment expenses increased by 23.8% from RMB25,865 million in 2017 to RMB32,010 million in 2018. This increase was primarily due to the increase in compensation costs relating to fulfillment personnel, shipping charges from contracted third-party shipping companies and couriers, rental expenses for our fulfillment infrastructure and payment processing charges, corresponding with the growth of our sales volume. Fulfillment expenses as a percentage of net revenues, were 6.9% in 2018, as compared to 7.1% in 2017.
Marketing expenses.
Our marketing expenses increased by 28.9% from RMB14,918 million in 2017 to RMB19,237 million in 2018. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels from RMB12,376 million in 2017 to RMB15,970 million in 2018, as we continued to enhance our brand recognition and to promote our new business initiatives.

Research and development expenses.
Our research and development expenses increased by 82.6% from RMB6,652 million in 2017 to RMB12,144 million in 2018. This increase was primarily due to the increase in the headcount of our technology employees and our continued investment in technology infrastructure. Our technology employees increased from 11,938 as of December 31, 2017 to 16,380 as of December 31, 2018, which involved the addition of research and development talent and the hiring of additional senior and experienced technology employees to execute our technology-related strategies of continuously improving our mobile, big data and cloud computing technologies.
General and administrative expenses.

Our general and administrative expenses increased by 22.4% from RMB4,215 million in 2017 to RMB5,160 million in 2018. This increase was primarily due to an increase in staff cost from RMB1,324 million in 2017 to RMB1,637 million in 2018, and an increase in share-based compensation expenses from RMB1,520 million in 2017 to RMB1,816 million in 2018, which were attributable to an increase in the number of employees along with business expansion.
Share of results of equity investees.
Share of results of equity investees was a loss of RMB1,113 million in 2018, compared to a loss of RMB1,927 million in 2017. In 2018, our share of results of equity investees was primarily attributable to losses picked up from our equity method investments in Dada Group and Bitauto.
Others, Net.
Others, net was RMB1,317 million income in 2017 and RMB95 million income in 2018. In 2018, others, net mainly contained loss from fair value change of long-term investments and the realized gain from disposals of long-term investments.
Net Loss.
As a result of the foregoing, we had a net loss of RMB2,801 million in 2018, as compared to a net loss from continuing operations of RMB19 million in 2017.
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

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiaries, including Jingdong Century, and our affiliated PRC entities, including, among others, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng and Xi’an Jingdong Xincheng, and their respective shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of these PRC affiliates that most significantly impact their economic performance, and to obtain a majority of the residual returns of these entities. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC
810-10-35-4
occurring. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.
Investment in Equity Investees
Investment in equity investees represents our investments in privately held companies, publicly traded companies and private equity funds. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance
common stock, according to ASC Topic 323,
Investment—Equity Method and Joint Ventures
(“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.
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
We continually review our investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider are in our determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.
Private equity funds pursue various investment strategies, including event driven and multi-strategy. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. Beginning on January 1, 2018, these private equity funds, over which we do not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).
Beginning on January 1, 2018, our equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which we do not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update (“ASU”)
2016-01
(the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss). We make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. We recognize an impairment loss equal to the difference between the carrying value and fair value in others, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss) if there is any. Prior to January 1, 2018, the cost method of accounting was used.

Revenues
We adopted ASC topic 606,
Revenue from Contracts with Customers
(“ASC 606”), from January 1, 2018, using the modified retrospective transition method. Revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC topic 605,
Revenue Recognition
(“ASC 605”). Our revenue recognition policies effective on the adoption date of ASC 606 are presented as below.
Consistent with the criteria of ASC 606, we recognize revenues when we satisfy a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.
In accordance with ASC 606, we evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are acting as a principal, that we obtain control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When we are acting as an agent and our obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.
We recognize revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, we reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized.
We also sell prepaid cards which can be redeemed to purchase products sold on mobile apps and website
www.jd.com
. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the Consolidated Balance Sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. While the portion estimated unredeemed is recognized as revenues over the expected customer redemption periods.
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

Inventories
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and rewards of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our Consolidated Statements of Operations and Comprehensive Income/(Loss). As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2019, we would have recorded an additional cost of sales of approximately RMB590 million (US$85 million).
We also provide fulfillment-related services in connection with our online marketplace. Third-party merchants maintain ownership of their inventories and therefore these products are not included in our inventories.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not depreciated or amortized but is tested for impairment annually or more frequently when an event occurs or circumstances change that could indicate that the carrying value may not be recoverable. Our annual testing date is December 31. We first assess qualitative factors to determine whether it is necessary to perform the two-step
test in accordance with ASC
350-20,
Intangibles—Goodwill and Other: Goodwill, (“ASC
350-20”).
If, as a result of the qualitative assessment, it is more-
likely-than-not
that the fair value of the reporting unit is less than its carrying amount, the two-step
quantitative impairment test described above is required. Otherwise, no further testing is required. In performing the two-step
quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying amount of each reporting unit exceeds its fair value, a second step is performed to compute the amount of impairment as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
During the years ended December 31, 2017, 2018 and 2019, management monitored the actual performance of the business and conducted goodwill impairment test pursuant to ASC 350. The goodwill impairment charges during the years ended December 31, 2017, 2018 and 2019 are nil, RMB7 million and nil, respectively.
Nonrecourse Securitization Debt and Transfer of Financial Assets
We in collaboration with JD Digits, periodically securitize accounts receivable and loan receivables arising from consumer financing through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Digits, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to us and are payable only out of collections on their respective underlying collateralized assets.
The securitization vehicles are considered variable interest entities pursuant to ASC Topic 810,
Consolidation
. We will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and we act as the servicer of securitization vehicles. Accordingly, we are precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.
We will not consolidate the securitization vehicles when no economic interests are retained by us, and we have no continuing involvements, including being the servicer of the securitization vehicles. Transfers are accounted for as sale and the corresponding transferred accounts receivable are de-recognized
in our consolidated balance sheets pursuant to ASC Topic 860,
Transfers and Servicing
(“ASC 860”), ( only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC
860-10-40-5
were not met. The “under common control” relationship of the transferor and transferee should be ignored when applying ASC 860 as long as the transferee will not be consolidated by the transferor.

Due to our continuing involvement rights in securitization vehicles prior to October 2017, we cannot derecognize the existing receivables through the transfer of the receivables to securitization vehicles. The proceeds from the financing-type transactions were reported as current and non-current
nonrecourse securitization debt in our consolidated balance sheets based on their respective expected repayment dates pursuant to ASC 860. While the contractual maturities of the asset-backed debt securities were from 2018 to 2019, the securities were repaid as collections on the underlying collateralized assets occur. As of December 31, 2018 and 2019, the collateralized accounts receivable were RMB3,116 million and nil, respectively, and the collateralized loan receivables were RMB1,281 million and nil, respectively.
The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2018 was approximately 5.81% per annum. The interest expenses in relation to the nonrecourse securitization debt were charged back to JD Digits.
Beginning October 2017, we have revised certain structural arrangements to relinquish our continuing involvement rights when setting up the new securitization vehicles. In 2019, RMB21,500 million (2017: RMB8,000 million, 2018: RMB17,500 million) consumer credit receivables financial assets were derecognized through the sales type arrangements, including accounts receivable of RMB15,302 million (2017: RMB5,693 million, 2018: RMB12,632 million) and loan receivables of RMB6,198 million (2017: RMB2,307 million, 2018: RMB4,868 million). Proceeds from the derecognition were RMB21,500 million in 2019 (2017: RMB8,000 million, 2018: RMB17,500 million), and JD Digits and other third party investors acted as the servicers and purchased the subordinate tranche of the securitization vehicles in these transactions. The investors, including JD Digits, have no recourse to us when the underlying consumers fail to pay amounts contractually on due. The gain/loss recorded upon the sale accounting was immaterial in the periods presented.
Share-Based Compensation
We grant restricted share units (“RSUs”) and share options of our company and our subsidiaries to eligible employees and non-employee
consultants. We account for these share-based awards issued to employees in accordance with ASC Topic 718 Compensation — Stock Compensation. We early adopted ASU
2018-07,
“Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting” beginning July 1, 2018, before then, we accounted for share-based awards issued to non-employees
in accordance with ASC
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
We use the binominal option-pricing model to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of our ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include our expected value volatility over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.
Determination of estimated fair value of our subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to our subsidiaries. We estimate our subsidiaries’ enterprise value for purposes of recording share-based compensation, and the information considered by us mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.

We recognize the estimated compensation cost of RSUs based on the fair value of its ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.
We also recognize the compensation cost of performance-based share awards, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.
Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.
Income Taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to reduce the amount deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive income/(loss) in the period of change. Deferred tax assets and liabilities are classified as non-current
in the consolidated balance sheets.
We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2018 and 2019, we did not have any significant unrecognized uncertain tax positions.
Leases
Before January 1, 2019, we adopted the ASC Topic 840 (“ASC 840”), Leases, each lease is classified at the inception date as either a capital lease or an operating lease.
We adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from January 1, 2019 using the optional transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. We categorize leases with contractual terms longer than twelve months as either operating or finance lease. However, we have no finance leases for any of the periods presented.
Right-of-use
(“ROU”) assets represent our right to use underlying assets for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. When calculating the incremental borrowing rates, we have taken into account the recent ratings from credit agencies, recent loan prime rate in the PRC and other market rates in the economic environments where our leased assets are located. We apply the incremental borrowing rates at a portfolio level based on lease terms. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We account for lease and non-lease
components separately.

We also enter into sale and leaseback transactions. We act as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor using an arm-length
rental price. Upon consideration of ASC Topic
842-40-25-1
and ASC 606, the transfer of the underlying assets is considered as sales, and according to ASC 842, the leaseback transaction is classified as an operating lease. Therefore, the sale and the leaseback of the underlying assets are separately accounted for by us. Upon completion of the transaction, the legal titles of these assets are transferred to the third-party entity (the buyer-lessor), and we derecognize these transferred assets and recognizes gains or losses from disposal of these assets in accordance with ASC Topic 360, Property, Plant and Equipment. The leaseback transactions are accounted for under ASC 842, and the ROU assets and lease liabilities are recognized at commencement date accordingly.
Recent Accounting Pronouncements
For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements of JD.com, Inc. and its subsidiaries pursuant to Item 17 of Part III of this annual report.
B.
Liquidity and Capital Resources
Our primary sources of liquidity have been proceeds from operating activities, equity and debt financing, and certain business or assets reorganizations.
•	In May 2014, we completed our initial public offering in which we issued and sold an aggregate of 83,060,200 ADSs, representing 166,120,400 Class A ordinary shares, resulting in net proceeds to us of approximately US$1.5 billion. Concurrently with our initial public offering, we also raised US$1.3 billion by selling 139,493,960 Class A ordinary shares to Huang River Investment Limited, our existing shareholder, in a private placement.

•	In April 2016, we issued an aggregate of US$500 million unsecured senior notes due 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of these notes were used for general corporate purposes. As of December 31, 2019, the total carrying value and estimated fair value were US$498.4 million and US$507.3 million, respectively, with respect to the notes due 2021, and US$492.4 million and US$524.1 million, respectively, with respect to the notes due 2026. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2019. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2019, we paid an aggregate of US$35.0 million in interest payments related to these notes.

•	As of June 30, 2017, we completed the reorganization JD Digits. Pursuant to the agreements relating to the reorganization, we received approximately RMB14.3 billion in cash with an economic gain of RMB14.2 billion. See also “Item 4. Information on the Company—A. History and Development of the Company—Our Strategic Cooperations and Other Developments––JD Digits.”

•	In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. The use of proceeds of the facilities were intended for general corporate purposes. As of the date of this annual report, we had fully drawn down the credit facilities.

•	In February 2018, we entered into definitive agreements with certain third-party investors for financing of JD Logistics and raised approximately US$2.5 billion from this round of financing. After the completion of this financing, the third-party investors own approximately 19% of the equity interests of JD Logistics on a fully diluted basis.

•	In June 2018, we received US$550 million from Google by issuing 27,106,948 Class A ordinary shares to Google.

•	In 2019, we sold certain of our development properties and received proceeds of RMB7.9 billion (US$1.1 billion), which primarily related to Core Fund transaction. In February 2019, we entered into a definitive agreement with Core Fund, pursuant to which we sold certain of our modern logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion. In the second half of 2019, the closing conditions for the completed assets were met, and we recorded a total disposal gain of RMB3.8 billion for the completed assets in 2019. See also “Item 4. Information on the Company––A. History and Development of the Company—Our Strategic Cooperations and Other Developments ––JD Property Management Group.”

•	In November 2019, our healthcare subsidiary, JD Health International, Inc., or JD Health, completed the non-redeemable
series A preferred share financing with a group of third-party investors. The total amount of financing raised was US$931 million, representing 13.5% of the ownership of JD Health on a fully diluted basis upon the completion of this transaction.

•	In January 2020, we issued an aggregate of US$700 million senior unsecured notes due 2030, with stated annual interest rate of 3.375%, and an aggregate of US$300 million senior unsecured notes due 2050, with stated annual interest rate of 4.125%. The net proceeds from the sale of these notes will be used for general corporate purposes and refinancing. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. In March 2020, we purchased from the open market US$5.0 million of the notes due 2030 and US$7.0 million of the notes due 2050. We are in compliance with all the covenants.

•	In February 2020, Jingdong Century, a subsidiary of our company, consummated a private placement of an aggregate of RMB3.0 billion 2.65% notes due April 27, 2020. In March 2020, Jingdong Century consummated a private placement of an aggregate of RMB2.0 billion 2.75% notes due October 30, 2020. These notes are listed on the inter-bank bond market of China. We intend to use the proceeds from these notes for general corporate purposes.

As of December 31, 2019, we had revolving lines of credit for an aggregate amount of RMB75.3 billion (US$10.8 billion) from several commercial banks (not including the US$1.0 billion term and revolving credit facilities we entered into in December 2017). We had drawn down an aggregate of RMB24.3 billion (US$3.5 billion) under these revolving lines of credit as of December 31, 2019.
As of December 31, 2019, we had a total of RMB64.5 billion (US$9.3 billion) in cash and cash equivalents, restricted cash and short-term investments. This included primarily RMB33.6 billion (US$4.8 billion) and US$2.0 billion in China, RMB1.7 billion (US$240.2 million), HK$48.8 million (US$6.3 million) and US$1.6 billion in Hong Kong, US$0.3 billion in the United States, and US$0.3 billion in Singapore. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.
As of December 31, 2019, we were at a net current liability position of RMB922.5 million (US$132.5 million). Taking into account cash and cash equivalents on hand, our operating cash flows, and the available bank facilities, we believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this annual report. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.
Our net inventories have increased significantly in recent years, from RMB41.7 billion as of December 31, 2017 to RMB44.0 billion as of December 31, 2018 and further to RMB57.9 billion (US$8.3 billion) as of December 31, 2019. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 38.9 days in 2017, 38.7 days in 2018 and 35.8 days in 2019. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.
Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2017, 2018 and 2019, our accounts payable amounted to RMB74.3 billion, RMB80.0 billion and RMB90.4 billion (US$13.0 billion), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our retail business and the related increase in products sourced from our suppliers. Our annual accounts payable turnover days for retail business were 60.3 days in 2017, 60.2 days in 2018 and 54.5 days in 2019. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period to cost of revenues of retail business for that annual period, and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2017, 2018 and 2019, our accounts receivable amounted to RMB16.4 billion, RMB11.1 billion and RMB6.2 billion (US$0.9 billion), respectively. The decrease in 2018 and 2019 was primarily due to our derecognition of accounts receivable related to consumer financing through the sales type arrangements serviced by JD Digits. From early 2014, JD Digits started to provide consumer financing to our customers. As of December 31, 2017, 2018 and 2019, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB14.3 billion, RMB6.3 billion and RMB1.0 billion (US$0.1 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 1.4 days in 2017, 2.7 days in 2018 and 3.2 days in 2019. Annual accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for that annual period and then multiplied by 360 days.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
		(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by continuing operating activities	29,342	20,881	24,781	3,560
Net cash used in discontinued operating activities	(2,486)	—	—	—

Net cash provided by operating activities	26,856	20,881	24,781	3,560

Net cash used in continuing investing activities	(21,944)	(26,079)	(25,349)	(3,641)
Net cash used in discontinued investing activities	(17,871)	—	—	—

Net cash used in investing activities	(39,815)	(26,079)	(25,349)	(3,641)

Net cash provided by continuing financing activities	5,180	11,220	2,572	370
Net cash provided by discontinued financing activities	14,055	—	—	—

Net cash provided by financing activities	19,235	11,220	2,572	370

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(642)	1,682	406	57

Net increase in cash, cash equivalents and restricted cash	5,634	7,704	2,410	346
Cash, cash equivalents and restricted cash at beginning of year	24,164	29,798	37,502	5,387

Cash, cash equivalents and restricted cash at end of year	29,798	37,502	39,912	5,733

Continuing Operating Activities
Net cash provided by operating activities in 2019 was RMB24,781 million (US$3,560 million). In 2019, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash
expenses, principally depreciation and amortization of RMB5,828 million (US$837 million), share-based compensation of RMB3,695 million (US$531 million), gain on sale of development properties of RMB3,885 million (US$558 million), and gain from fair value change of long-term investments of RMB3,496 million (US$502 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB10,391 million (US$1,493 million), an increase in accrued expenses and other current liabilities of RMB4,418 million (US$635 million), an increase in advance from customers of RMB3,061 million (US$440 million), and a decrease of accounts receivable of RMB3,937 million (US$565 million), partially offset by an increase in inventories of RMB13,916 million (US$1,999 million). The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the increase of vendor deposits and the growth in payroll. The increase in our advance from customers was due to the increase in our sales of prepaid cards. The decrease in accounts receivable was due to the derecognition of consumer financing related accounts receivable through sales type arrangements. The increase in our inventories was due to the growth of our business.
Net cash provided by operating activities in 2018 was RMB20,881 million. In 2018, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash
expenses, principally depreciation and amortization of RMB5,560 million, share of results of equity investees of RMB1,113 million and share-based compensation of RMB3,660 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB5,467 million, an increase in accrued expenses and other current liabilities of RMB5,158 million, a decrease of accounts receivable of RMB4,287 million and a decrease in amount due from related parties of RMB1,770 million, partially offset by an increase in inventories of RMB2,342 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in our sales of prepaid cards. The decrease in accounts receivable was due to the derecognition of consumer financing related accounts receivable through sales type arrangements. The increase in our inventories was due to the growth of our business.

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
Continuing Investing Activities
Net cash used in investing activities in 2019 was RMB25,349 million (US$3,641 million), consisting primarily of the purchase of short-term investments, investment in equity investees, investment securities, purchases of property, equipment and software and cash paid for construction in progress, partially offset by the maturity of short-term investments, cash received from sale of development properties, cash received from disposals of equity investment and investment securities and loans settled by JD Digits.
Net cash used in investing activities in 2018 was RMB26,079 million, consisting primarily of the purchase of short-term investments, investment in equity investees, investment securities, purchases of property, equipment and software and cash paid for construction in progress, partially offset by the maturity of short-term investments and cash received from disposals of equity investment and investment securities and loans settled by JD Digits.
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
Continuing Financing Activities
Net cash provided by financing activities in 2019 was RMB2,572 million (US$370 million), consisting primarily of capital injection from non-controlling
interest shareholders of JD Health and proceeds from short-term borrowings, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt.
Net cash provided by financing activities in 2018 was RMB11,220 million, consisting primarily of proceeds from issuance of equity securities by us and JD Logistics and long-term borrowings, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt, and our repurchase of ADSs.
Net cash provided by financing activities in 2017 was RMB5,180 million, consisting primarily of proceeds from short-term borrowings and nonrecourse securitization debt, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt.
Holding Company Structure
JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2019, the amount restricted, including paid-in
capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB24,189 million (US$3,475 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital Expenditures
We made capital expenditures of RMB11,356 million, RMB21,369 million and RMB9,000 million (US$1,293 million) in 2017, 2018 and 2019, respectively. Our capital expenditures for 2017, 2018 and 2019 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth. JD Property seeks to realize development profits and recycle capital from mature properties to fund new developments and scale the business. We sold certain of our development properties and received proceeds of RMB7.9 billion (US$1.1 billion) in 2019. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.
C.
Research and Development
We have built our technology platform relying primarily on software and systems that we have developed in-house
and to a lesser extent on third-party software that we have modified and incorporated. Our research and development professionals design, develop and operate our technology platform and to improve our AI, big data and cloud technologies and services.
In the three years ended December 31, 2017, 2018 and 2019, our research and development expenses, including share-based compensation expenses for research and development staff, were RMB6,652 million, RMB12,144 million and RMB14,619 million (US$2,100 million), respectively. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in research and development continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value-added services to our business partners.
D.
Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
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

F.
Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2019:

	Total	Payment Due by Period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in RMB thousands)
Operating lease commitments for offices and fulfillment infrastructures	9,680,789	3,267,527	3,736,982	1,750,015	926,265
Commitments for internet data center service fee	6,021,915	1,495,899	2,385,860	1,390,993	749,163
Capital commitments (1)	7,093,075	7,093,075	—	—	—
Long-term debt obligations (2)	10,051,782	—	6,616,566	—	3,435,216
Estimated interest payments in relation to long-term debt (2)	1,357,659	349,363	535,222	270,328	202,746

Total	34,205,220	12,205,864	13,274,630	3,411,336	5,313,390

(1)	Our capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are to be paid in the following years according to the construction progress.

(2)	Our long-term debt obligations are mainly unsecured senior notes and long-term borrowings. In addition, we issued in January 2020 US$700 million 3.375% senior unsecured notes due 2030 and US$300 million 4.125% senior unsecured notes due 2050, and drew down in April 2020 the remaining US$550 million under our term and revolving credit facilities obtained in December 2017, which are not reflected in the table above.

Item 6.	Directors, Senior Management and Employees

A.
Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	47	Chairman of the Board of Directors and Chief Executive Officer
Martin Chiping Lau	47	Director
Ming Huang	56	Independent Director
Louis T. Hsieh	55	Independent Director
Dingbo Xu	57	Independent Director
Lei Xu	45	Chief Executive Officer of JD Retail
Zhenhui Wang	45	Chief Executive Officer of JD Logistics
Sidney Xuande Huang*	54	Chief Financial Officer
Sandy Ran Xu*	43	Senior Vice President, Chief Financial Officer of JD Retail
Yayun Li	39	Chief Compliance Officer

*	Sidney Xuande Huang will retire in September 2020, and Sandy Ran Xu, currently Senior Vice President of our company and Chief Financial Officer of JD Retail, will succeed Mr. Huang as the Chief Financial Officer of our company. Mr. Huang will begin the process of handing his role over to Ms. Xu beginning June 2020, leaving ample time for a seamless transition until Mr. Huang’s retirement in September 2020. Mr. Huang will also serve as a senior consultant to the company following his retirement.

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
Ming Huang
has served as our independent director since March 2014. Mr. Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005. From July 2010 to June 2019, Mr. Huang was a professor of finance at China Europe International Business School. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director of Yingli Green Energy Holding Company Limited, a company listed on the NYSE. Mr. Huang is also an independent non-executive
director of several companies listed on the Hong Kong Stock Exchange, including WH Group Limited, Fantasia Holdings Group Co., Ltd. and an independent director of 360 Security Technology Inc., a company listed on the Shanghai Stock Exchange. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.
Louis T. Hsieh
has served as our independent director since May 2014. Mr. Hsieh has served as the director of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE (NYSE: EDU), since March 2007, and served as its chief financial officer from 2005 to 2015 and its president from 2009 to 2016. He also has served as an independent director and chairman of audit committee of YUM China Holdings, Inc., an NYSE-listed fast food restaurant (NYSE: YUMC), since 2016. He was also the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Dingbo Xu
has served as our independent director since May 2018. Professor Xu has served as a faculty member and professor in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai. Before joining China Europe International Business School in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu serves as the executive director of the editorial board of China Management Accounting Review and the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank. Professor Xu has contributed his knowledge and expertise to the board of directors of several public companies. He was a member of the board of directors of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange, from September 2009 to April 2018. He currently serves as director of China Cinda Asset Management Co. Ltd, a company listed on the Hong Kong Stock Exchange, and Kweichow Moutai Company Limited, a company listed on the Shanghai Stock Exchange. He served as director of Shanghai Shyndec Pharmaceutical Co., Ltd., a company listed on the Shanghai Stock Exchange, from November 2016 to February 2019, and served as director of SANY Heavy Industry, a company listed on the Shanghai Stock Exchange, from January 2013 to August 2019. Professor Xu received his Ph.D in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.
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
Mr. Xu holds an EMBA degree from China Europe International Business School.
Zhenhui Wang
is chief executive officer of JD Logistics, an integrated supply chain management solutions provider. Mr. Wang joined our company in April 2010, and has served as chief executive officer of JD Logistics since 2017. Since then JD Logistics has expanded services to third parties beyond the JD ecosystem and pioneered the use of automation and 5G technology in logistics, launching the world’s first fully-automated warehouse and
5G-powered
logistics park. Driven by his “3S” (short-chain, smart, synergic) theory of logistics, Mr. Wang is a leading expert in the development of a global smart supply chain network and an open platform for digital supply chain. Mr. Wang previously held several leadership roles at our company, including general manager of North China region, head of smart devices business and head of fulfilment operations. Prior to joining our company, Mr. Wang held senior roles at Lenovo and other companies. Mr. Wang holds a bachelor’s degree in engineering from the University of Science and Technology Beijing and an EMBA from China Europe International Business School.
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
Sandy Ran Xu
joined our company in July 2018 as vice president of finance and was promoted to senior vice president in January 2020. Ms. Xu oversees group finance, accounting and tax functions in addition to serving as chief financial officer of JD Retail, where she has played a critical role in improving JD Retail’s financial and operational performance in 2019. Prior to joining our company, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office, focusing on TMT industry and U.S. capital markets. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.

Yayun Li
is our chief compliance officer, overseeing compliance, legal affairs and internal audits, as well as information security. She joined us in December 2007. Prior to her current role, Ms. Li served as vice president of our compliance department, where she developed a strong ethics and compliance program predicated on a
“zero-tolerance”
policy towards counterfeits and promoted a companywide culture of integrity by launching fraud prevention training, a whistle-blower program and an internal fraud investigation framework. She has also been responsible for establishing effective compliance and internal controls to meet U.S. listing requirements. Prior to her role in compliance, Ms. Li served as the head of our legal team. Ms. Li holds a master’s degree in law from Renmin University of China and an EMBA from China Europe International Business School.
B.
Compensation
In 2019, we paid an aggregate of approximately RMB12.0 million (US$1.7 million) in cash to our executive officers, and approximately US$0.2 million in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
We are in the process of putting in place a comprehensive retirement plan for the eligible retiring salaried senior management of our company based on years of employment and contributions to our company. This plan is designed to strengthen the ability of our company to attract and retain persons of outstanding competence upon which, in large measure, our continued growth and profitability depend. Eligible management employees of our company will be entitled to benefits, including, but not limited to, cash payments, stock and stock option benefits, insurance programs and pension plans. In addition, we intend to hire certain eligible retiring management employees of our company as consultant for a period of time following retirement to avail our company of the consultant’s knowledge, expertise and experience.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Without the foregoing causes, we may also terminate an executive officer’s employment in accordance with the applicable law of the jurisdiction where the executive officer is based, and in such case of termination by us, we will provide severance payments to the executive officer as expressly required by such applicable law. The executive officer may resign at any time with a 30-day advance written notice.
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

We have also entered into indemnification agreements with some of our directors and executive officers, agreeing to indemnify them against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Share Incentive Plan
Our currently effective share incentive plan, or the Share Incentive Plan, was adopted in November 2014. The number of shares reserved for future issuances under the Share Incentive Plan will be increased by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of the Share Incentive Plan commencing with the fiscal year ended December 31, 2018. The maximum aggregate number of our shares which may be issued pursuant to all awards under the Share Incentive Plan is 555,266,499 shares as of the date of this annual report, consisting of 106,850,910 shares that have been issued to and reserved with Fortune Rising Holdings Limited, and 448,415,589 shares that are reserved under the Share Incentive Plan. Fortune Rising Holdings Limited holds these ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under the Share Incentive Plan.
The following paragraphs describe the principal terms of the Share Incentive Plan.
Types of Awards
. The Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the committee or the board decides.
Plan Administration
. Our board of directors, our compensation committee or a
sub-committee
designated by our board will administer the Share Incentive Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. Fortune Rising Holdings Limited is the holder on record of the original award pool of 106,850,910 shares and will grant awards to plan participants and execute the award agreements and other related agreements with plan participants based on the instructions of the committee or the full board of directors who administers the Share Incentive Plan.
Award Agreement
. Awards granted under the Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees.
Acceleration of Awards upon Change in Control
. If a change in control of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control
transaction plus reasonable interest.

Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options
. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.
Transfer Restrictions
. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.
Termination of the Share Incentive Plan
. Unless terminated earlier, the Share Incentive Plan will terminate automatically on December 20, 2023. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary and desirable to comply with applicable law. Shareholder approval is required for any amendment to the Share Incentive Plan that (i) increases the number of shares available under the Share Incentive Plan, or (ii) permits the plan administrator to extend the term of the Share Incentive Plan or the exercise period for an option beyond ten years from the date of grant.
As of December 31, 2019, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 100,851,090 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 36,224,124 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.
In May 2015, the board of directors approved a
10-year
compensation plan for Mr. Richard Qiangdong Liu, under which Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the
10-year
period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a
10-year
vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the
10-year
period. The number of restricted shares, restricted share units and options granted to each of our other directors and executive officers represents less than 1% of our total outstanding ordinary shares on an as-converted
basis as of February 29, 2020. The awards to our other directors and executive officers have two-year,
four-year, five-year or
six-year
vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year
vesting schedule.
In addition, JD Logistics adopted its own share incentive plan in 2018, which permits JD Logistics to grant stock options, restricted share units and other types of awards its employees, directors and consultants. As of December 31, 2019, JD Logistics had granted 271,320,500 share options.
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
D.
Employees
As of December 31, 2017, 2018 and 2019, we had a total of 157,831, 178,927 and 227,730 employees, respectively. The following is a breakdown of our employees as of December 31, 2019 by function:

Function	Number
Procurement	8,128
Warehouses	43,736
Delivery	132,218
Customer Service	16,570
Technology	14,047
Sales and Marketing	8,288
General and Administrative	4,743

TOTAL	227,730

*	The number of employees shown above excludes part-time employees and interns.

With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate.

We invest resources in the recruitment of employees in support of our fast-growing business operations. In 2019, we recruited new employees in connection with the expansion of our business, and we will continue to invest resources in training, managing and motivating our workforce. In 2019, we have invested a considerable amount of resources in employee career development and training. We have clear talent criteria and have applied them to the whole process of talent management. In the talent management activities throughout the year, we not only pay attention to the improvement of employees’ ability and quality, but also pay special attention to incentive development, so that to enable all kinds of talents to have a “sense of goal” and “sense of fulfillment”. We lay special emphasis on the building of talent pipeline and the building of organizational cultural cohesion. We have established a comprehensive employee training and development system covering leadership, general competencies, and professional competencies. Our comprehensive training program covers corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. As of December 31, 2019, over 700 management trainees had undergone our dedicated management training program.
We also sponsored selected senior and
mid-level
managers to participate in part-time EMBA programs. In addition, we launched “Go to college in JD” program in association with well-known universities in November 2013. All employees are eligible to join the program voluntarily and get scholarship from us once they obtain their bachelor’s or master’s degree. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees who are MBA graduates from top universities worldwide.
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
E.
Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,937,248,715 ordinary shares outstanding as of February 29, 2020, comprising of (i) 2,486,367,634 Class A ordinary shares, excluding the 36,694,434 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 450,881,081 Class B ordinary shares.
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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	24,400,000	(1)	421,507,423	(1)	445,907,423	(1)	15.1	(1)	78.5	(2)
Martin Chiping Lau (3)	—		—		—		—		—
Ming Huang (4)		*	—	*				*		*
Louis T. Hsieh (5)		*	—	*				*		*
Dingbo Xu (6)		*	—	*				*		*
Lei Xu		*	—	*				*		*
Zhenhui Wang		*	—	*				*		*
Sidney Xuande Huang		*	—	*				*		*
Sandy Ran Xu		*	—	*				*		*
Yayun Li		*	—	*				*		*
All Directors and Executive Officers as a Group	29,044,348		421,507,423		450,551,771		15.3		78.6	(2)
Principal Shareholders :
Max Smart Limited (7)	14,000,000		421,507,423		435,507,423		14.8		73.4
Huang River Investment Limited (8)	525,192,715		—		525,192,715		17.9		4.6
Walmart (9)	289,053,746		—		289,053,746		9.8		2.5
Fortune Rising Holdings Limited (10)	—		29,373,658		29,373,658		1.0		5.1

*        Less than 1% of our total outstanding ordinary shares.
**	Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh, and Mr. Dingbo Xu, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)	Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited, (ii) 7,000,000 restricted ADSs, representing 14,000,000 Class A ordinary shares, owned by Max Smart Limited, and (iii) 10,400,000 class A ordinary shares Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after February 29, 2020. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (7) below. The ordinary shares beneficially owned by Mr. Liu do not include 29,373,658 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (10) below.

(2)	The aggregate voting power includes the voting power with respect to the 29,373,658 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (10) below.

(3)	Mr. Lau was appointed by Huang River Investment Limited. The business address of Mr. Lau is 48/F, South Tower, Tencent Binhai Building, Haitian 2nd Road, Nanshan District, Shenzhen, People’s Republic of China.

(4)	The business address of Mr. Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

(5)	The business address of Mr. Hsieh is Tower 2,37-B, I Austin Road West, Kowloon, Hong Kong.

(6)	The business address of Professor Xu is China Europe International Business School, 699 Hongfeng Road, Pudong, Shanghai 201206, China.

(7)	Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited and (ii) 7,000,000 restricted ADSs, representing 14,000,000 Class A ordinary shares, owned by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Based on the information provided by Huang River Investment Limited, represents (i) 494,372,695 Class A ordinary shares held by Huang River Investment Limited, and (ii) 15,410,010 ADSs, representing 30,820,020 Class A ordinary shares owned by Huang River Investment Limited or its affiliate. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly-owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. The registered address of Huang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Pursuant to the stragetic cooperation agreement that we entered into with Tencent in May 2019, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the subsequent three-year period, of which 8,127,302 of our Class A ordinary shares were issued in May 2019.

(9)	Based on the information provided by Walmart, represents (i) 144,952,250 Class A ordinary shares and (ii) 72,050,748 ADSs, representing 144,101,496 Class A ordinary shares, owned jointly by (i) Walmart, a corporation organized under the laws of the State of Delaware, (ii) Newheight Holdings Ltd., or Newheight, a company organized under the laws of the Cayman Islands, and (iii) Qomolangma Holdings Ltd., or Qomolangma, a company organized under the laws of the Cayman Islands. Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma. The address of the principal business office of Walmart is 702 S.W. Eighth Street, Bentonville, Arkansas 72716. The address of the principal business office of Newheight is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman
KY1-1106,
Cayman Islands. The address of the principal business office of Qomolangma is 190 Elgin Avenue, George Town, Grand Cayman
KY1-9005,
Cayman Islands.

(10)	Represents 29,373,658 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 29, 2020, a total of 1,883,737,107 class A ordinary shares were held by five record holders in the United States, representing approximately 63.3% of our total outstanding shares on an as-converted
basis (including the 36,694,434 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 73.6% of our Class A ordinary shares on record, representing approximately 62.4% of our total outstanding shares on record as of February 29, 2020 (including the 36,694,434 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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

A.
Major Shareholders
Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.
Related Party Transactions
Contractual Arrangements with Our Variable Interest Entities and Their Shareholders
PRC laws and regulations currently limit foreign ownership of companies that engage in businesses such as value-added telecommunications service business in China. Due to these restrictions, we operate our relevant business through contractual arrangements with our variable interest entities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”
Agreements and Business Cooperation with Tencent
Strategic Cooperation Agreement
. On March 10, 2014, we entered into a strategic cooperation agreement and formed a strategic partnership with Tencent. As part of the strategic partnership, Tencent agreed to offer us prominent access points in its mobile apps Weixin and Mobile QQ and provide internet traffic and other support from other key platforms to us. The two parties agreed to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement had a term of five years and applies within the territory of the Greater China. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods
e-commerce
businesses, and Tencent agrees not to engage in any retail or managed marketplace business model in physical goods
e-commerce
businesses in the Greater China and a few selected international markets for a period of eight years, other than through its controlled affiliate Shanghai Icson E-Commerce Development Company Limited, or Shanghai Icson.
On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent will continue to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. It is estimated that such traffic support, advertising spending and other cooperation will amount to over US$800 million, which will be paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the three-year period, of which 8,127,302 of our Class A ordinary shares were issued in May 2019.
Business Cooperation with Tencent
. Huang River Investment Limited, a wholly-owned subsidiary of Tencent, has been a principal shareholder of us since March 2014. In 2017, we generated RMB261 million commission services revenues from cooperation on advertising business with Tencent, RMB32 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB675 million advertising resources and payment processing services from Tencent. In 2018, we generated RMB345 million commission services revenues from cooperation on advertising business with Tencent, RMB277 million revenues from services provided and products sold to Tencent, and purchased a total amount of RMB1,176 million advertising resources and payment processing services from Tencent. In 2019, we generated RMB288 million (US$41 million) commission services revenues from cooperation on advertising business with Tencent, RMB399 million (US$57 million) revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB2,222 million (US$319 million) advertising resources and payment processing services from Tencent. As of December 31, 2019, we had a total amount of RMB1,128 million (US$162 million) due from Tencent.
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
A “liquidity event” as defined in the Framework Agreement includes (i) a qualified initial public offering of JD Digits, (ii) a change of control transaction, (iii) a bona-fide issuance of approximately 40% or more of the securities of JD Digits on a fully-diluted basis, (iv) a bona-fide lease, sale or otherwise disposal of all or substantially all of the assets of JD Digits, and (v) a liquidation, dissolution or winding up of JD Digits.
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
We believe that under applicable regulatory rules and practices currently in effect, the relevant PRC approvals necessary for us to own any equity interest in JD Digits may be difficult to obtain. There can be no assurance that such applicable regulatory rules and practices will change in the near future.
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
Business Transactions with JD Digits and Its Subsidiaries
JD Digits is a related party controlled by our chairman of the board of directors and chief executive officer, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Digits. In 2017, 2018 and 2019, we provided services and sold goods to JD Digits in a total amount of RMB272 million, RMB449 million and RMB342 million (US$49 million), respectively. In 2017, 2018 and 2019, we received payment processing and other services provided by JD Digits in the amount of RMB2,936 million, RMB3,931 million and RMB4,981 million (US$715 million), respectively. In 2017, 2018 and 2019, interest income in the amount of RMB871 million, RMB180 million and RMB41 million (US$6 million) was recognized in relation to the financial support provided to JD Digits by us. Based on a series of agreements signed on January 1, 2016, JD Digits will perform the credit risk assessment services and earn fees for providing such services, and JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing to absorb the risks. In connection with the agreements, the total amount of over-due
receivables related to the consumer financing transferred from us to JD Digits were RMB497 million, RMB242 million and RMB189 million (US$27million) for the years ended December 31, 2017, 2018 and 2019, respectively.
We also transferred certain financial assets to JD Digits with or without recourse at fair value. The amount of accounts receivables transferred with recourse in 2018 and 2019 were RMB1,388 million and nil and were not derecognized, while the amount of accounts receivables transferred without recourse in 2018 and 2019 were RMB9,854 million and RMB24,586 million (US$3,531 million) and were derecognized.
As of December 31, 2019, we had a total amount of RMB1,729 million (US$248 million) due from JD Digits.
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

Transactions with Our Equity Investees and Other Related Parties
Traffic Support, Marketing and Promotion Services Provided to Bitauto and its subsidiaries, or Bitauto Group
. Bitauto Group is an equity investee of us. In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million as consideration for the newly issued ordinary shares of Bitauto. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Bitauto which had a fair value of US$497 million were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from April 2015. In 2017, 2018 and 2019, net service revenues in the amount of RMB609 million, RMB609 million and RMB607 million (US$87 million) had been recognized, respectively. In June 2016, we subscribed for 2,471,577 of newly issued ordinary shares from Bitauto for a consideration of US$50 million. As of December 31, 2019, we had a total amount of RMB165 million (US$24 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group.
Traffic Support, Marketing and Promotion Services Provided to Tuniu and its subsidiaries, or Tuniu Group
. Tuniu Group is an equity investee of us. In May 2015, we invested in Tuniu with a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for the newly issued ordinary shares of Tuniu. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Tuniu which had a fair value of US$108 million were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from August 2015. In 2017, 2018 and 2019, net service revenues in the amount of RMB132 million, RMB132 million and RMB132 million (US$19 million) had been recognized, respectively. As of December 31, 2019, we had a total amount of RMB83 million (US$12 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group. As of December 31, 2019, we had an amount of RMB2,133 thousand (US$306 thousand) due to Tuniu Group.
Business Transaction and Non-compete Obligation with Dada and its subsidiaries, or Dada Group
. Dada Group is an equity investee of us. In April 2016, we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Dada which had a fair value of approximately US$67 million were recorded as deferred revenues and would be recognized as net service revenues, and the non-compete
obligation with Dada Group which had a fair value of approximately US$83 million were recorded as other liabilities and would be recognized as other income over a period of seven years on a straight line basis starting from May 2016. In 2017, 2018 and 2019, other income in the amount of RMB80 million, RMB79 million and RMB82 million (US$12 million) had been recognized, respectively. As of December 31, 2019, we had a total amount of RMB207 million (US$30 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group and a total amount of RMB277 million (US$40 million) other liabilities in relation to non-compete
obligation with Dada Group. In 2017, 2018 and 2019, we provided services and sold goods to Dada Group in a total amount of RMB100 million, RMB122 million and RMB133 million (US$19 million), respectively, and in the same periods, we also received services from Dada Group in a total amount of RMB694 million, RMB939 million and RMB1,565 million (US$225 million), respectively. As of December 31, 2019, we had a total amount of RMB208 million (US$30 million) due to Dada Group.
Bridge Financing to Yixin and its subsidiaries, or Yixin Group
. Yixin Group is an equity investee of us. On October 27, 2017, to provide a temporary bridge financing to Yixin Group, we entered into an entrusted loan agreement with Yixin Group and an independent third-party PRC commercial bank whereby we lent a total of RMB1,000 million to Yixin Group. The commercial terms of the bridge loan were comparable to the terms in arms’ length transactions with third-party borrowers. Yixin Group repaid the bridge loan and associated interest before December 31, 2017.

Business Transactions with Core Fund.
JD Property, our property management group, owns, develops and manages our logistics facilities and other real estate properties to support JD Logistics and third parties. In February 2019, JD Property and GIC, Signapore’s sovereign wealth fund, jointly established JD Logistics Properties Core Fund, L.P., or Core Fund, for a total committed capital of over RMB4.8 billion. We serve as the general partner of Core Fund and have committed 20% of its total capital, while GIC has committed the remaining 80%. The investment committee of Core Fund, which comprises representatives from us and GIC, oversees the key operations of Core Fund. Furthermore, in February 2019, we entered into a definitive agreement with Core Fund, pursuant to which we sold certain of our modern logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion, to unleash the full potential of our balance sheet and optimize the use of capital for our future growth initiatives. In the second half of 2019, the closing conditions for the completed assets were met, and we recorded a total disposal gain of RMB3.8 billion for the completed assets in 2019. For the remaining logistics facilities under construction, we will derecognize these assets upon the completion and satisfaction of the hand over conditions. In addition, subsequent to the disposition, we have leased back these facilities for operational purposes, and JD Property has started serving as the asset manager managing Core Fund’s assets. In 2019, we received lease and property management services from Core Fund in a total amount of RMB476 million (US$68 million). Interest income in the amount of RMB75 million (US$11 million) was recognized in 2019 in connection with our financial support provided to Core Fund. As of December 31, 2019, we had an amount of RMB1,149 million (US$165 million) due from Core Fund.
Business Transactions with AiHuiShou and its subsidiaries, or AiHuiShou Group.
AiHuiShou Group is an equity investee of ours. In June 2019, we completed an investment of approximately RMB3.38 billion (US$0.5 billion) in AiHuiShou International Co. Ltd., or AiHuiShou, an online second-hand consumer electronics trading platform. In connection with this investment, we merged our Paipai Secondhand business with and into AiHuiShou with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of AiHuiShou. Upon the completion of the transaction, the traffic support, marketing and promotion services to be provided to AiHuiShou Group were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from June 2019. As of December 31, 2019, we had a total amount of RMB1,899 million (US$273 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to AiHuiShou Group. In 2018 and 2019, we provided services and sold goods to AiHuiShou Group in a total amount of RMB9 million and RMB349 million (US$50 million), respectively. In 2018 and 2019, we also received services from AiHuiShou Group in a total amount of nil and RMB10 million (US$2 million), respectively. As of December 31, 2019, we had an amount of RMB18 million (US$3 million) due to AiHuiShou Group.
Our transactions with equity investees other than those discussed above were insignificant, individually or in the aggregate, in each of the past three fiscal years.
Our revenues from related parties, excluding those from the major related parties as described above, represented approximately 0.01%, 0.06% and 0.13% of total net revenues of our company for the years ended December 31, 2017, 2018, and 2019, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as described above, represented 0.07%, 0.14% and 0.20% of total operating expenses of our company for the years ended December 31, 2017, 2018, and 2019, respectively.
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

Legal Proceedings
From time to time, we may be subject to legal, regulatory and/or administrative proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving suppliers and third-party merchants, consumer protection claims, claims relating to data and privacy protection, employment related disputes, unfair competition and other matters in the ordinary course of our business.
As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties. For example, in July 2019, Shanghai Gopher Asset Management Co., Ltd., or Gopher, filed a lawsuit in a court in Shanghai, requesting the court to enforce the fulfillment of payment obligations by Jingdong Century, one of our subsidiaries, to Gopher under certain accounts receivable assignment confirmation letters allegedly signed by Jingdong Century. Gopher alleges that (i) Jingdong Century was a party to certain purchase agreements with its two suppliers, Guangdong Chengxing Holding Group Co., Ltd., or Guangdong Chengxing, and Guangdong Zhongcheng Industry Holding Co., Ltd., or Guangdong Zhongcheng, and has payment obligations to these two suppliers under these agreements; and (ii) Jingdong Century confirmed and agreed to certain accounts receivable assignment confirmation letters (by affixing its seal to the letter) delivered by Gopher and the two suppliers when the two suppliers assigned their rights under the purchase agreements to Gopher. Gopher sought uncollected accounts receivable of approximately RMB2.4 billion in aggregate, plus damages due to late payments as well as litigation related expenses. In addition, in August 2019, Noah (Shanghai) Financial Leasing Co., Ltd., or Noah, filed a lawsuit in a court in Shanghai, requesting the court to enforce the fulfillment of payment obligations by Jingdong Century to Noah under certain accounts receivable assignment confirmation letters allegedly signed by Jingdong Century. Noah alleges that (i) Jingdong Century was a party to certain purchase agreements with Guangdong Chengxing and Guangdong Zhongcheng and has payment obligations to these two suppliers under these agreements; and (ii) Jingdong Century confirmed and agreed to certain accounts receivable assignment confirmation letters (by affixing its seal to the letter) delivered by Noah and the two vendors when the two vendors assigned their rights under the purchase agreements to Noah. Noah sought uncollected accounts receivable of approximately RMB71.1 million in aggregate, plus damages due to late payments as well as litigation related expenses. These two lawsuits relate to similar subject matters and are still at an early stage. Jingdong Century has not received nor confirmed the accounts receivable assignment confirmation letters as alleged by the plaintiffs. In addition, Jingdong Century’s corporate seal that was allegedly affixed to the purchase agreements and accounts receivable assignment confirmation letters is inconsistent with the corporate seal of Jingdong Century filed with the competent PRC government authority. We believe these lawsuits are without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the timing or ultimate resolution of these lawsuits and the other legal proceedings in which we are involved. See “Item 3 D.—Risk Factors—We may be subject to legal, regulatory and/or administrative proceedings.”
Dividend Policy
Our board of directors has complete discretion on whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
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
A.
Share Capital
Not applicable.
B.
Memorandum and Articles of Association
We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2020 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.
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
Board of Directors
See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”
Ordinary Shares
General
. All of our issued and outstanding ordinary shares are fully paid and non-assessable.
Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable
shares, and will not issue bearer or negotiable shares.
Ordinary Shares
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.

Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any transfer of Class B ordinary shares or the voting power attached to Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our memorandum and articles of association) of such holder, or (ii) the transfer of a majority of the issued and outstanding voting securities or the voting power attached to such voting securities or the sale of all or substantially all of the assets of a holder of Class B ordinary shares that is an entity to any person or entity that is not an Affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. All Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares when Mr. Richard Qiangdong Liu ceases to be a director and the chief executive officer of our company, or in some other specified situations.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.
Voting Rights
. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes of the outstanding voting shares in our company present in person or by proxy.
A quorum required for a meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, and holding shares which represent, in aggregate, not less than one-third
of the votes attaching to the issued and outstanding voting shares in our company entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or by our chairman or upon a request to the directors by one or more shareholders holding shares which represent, in aggregate, no less than one-third
of the votes attaching to our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.
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

Liquidation
. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up,
may only be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series.
Anti-Takeover Provisions
. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
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
General Meetings of Shareholders and Shareholder Proposals
. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.
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
Transfer of Shares
. Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Directors’ Power to Issue Shares
. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Register of Members
. Under the Companies Law, we must keep a register of members and there should be entered therein:
•	the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.
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
Share Subscription Agreement
. On June 20, 2016, we entered into a share subscription agreement with Newheight, a wholly-owned subsidiary of Walmart, pursuant to which Newheight subscribed for 144,952,250 of our newly issued Class A ordinary shares, which amounted to approximately 5% of our total outstanding shares as of the date of the agreement. In return, Walmart transferred to us Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites, and entered into business cooperation arrangements with us.
Investor Rights Agreement.
On June 20, 2016, we entered into an investor rights agreement with Newheight. Pursuant to the investor rights agreement:
•
Observer right
. So long as Newheight and certain other wholly-owned subsidiaries of Walmart hold no less than 289,053,746 shares of our Class A ordinary shares (including ADSs representing Class A ordinary shares), Newheight has the right to designate one of its senior executives to attend all meetings of our board of directors in a non-voting
observer capacity;
•
Registration rights
. After the expiration of a period of 60 months following June 20, 2016, Walmart has certain demand registration rights, piggyback registration rights and
F-3
registration rights under the investor rights agreement with respect to their registrable securities, including ordinary shares issued under the share subscription agreement;
•
Preemptive rights with respect to share issuance
. Within the first 24 months after June 20, 2016 (and regardless of Newheight’s percentage of ownership of our share capital) and, after such period, for so long as Newheight holds at least 10% of our then outstanding share capital on a fully diluted basis, if we propose to issue certain new securities, Newheight or a wholly-owned subsidiary of Walmart designated by Newheight has the right to purchase such number of new securities under the same terms and conditions at its election so as to enable Newheight to hold a pro rata portion of the new securities equal to the percentage of our share capital on a fully diluted basis then held by Newheight.
•	Transfer restrictions . Walmart agreed to certain lock-up, standstill, rights of first refusal and other transfer restrictions provided in the investor rights agreement.
Certain Agreements with Google
In June 2018, we entered into a series of agreements with Google in relation to our strategic partnership with Google. Set forth below is a summary of certain of the agreements.
Share Subscription Agreement
. On June 18, 2018, we entered into a share subscription agreement with Google LLC, pursuant to which Google LLC subscribed for 27,106,948 of our newly issued Class A ordinary shares, representing approximately 0.93% of our total outstanding shares (prior to the issuance of such shares) as of May 31, 2018.
Investor Rights Agreement.
On June 18, 2018, we entered into an investor rights agreement with Google LLC, pursuant to which:
•
Observer right
. So long as Google LLC and certain wholly-owned subsidiaries of Google LLC hold at least 10% of our outstanding share capital on a fully diluted basis, Google LLC has the right to designate one senior executive to attend all meetings of our board of directors in a non-voting
observer capacity.

•
Registration rights
. After the expiration of a period of 12 months following June 18, 2018, Google LLC has certain demand registration rights, piggyback registration rights and
F-3
registration rights under the investor rights agreement with respect to their registrable securities, including ordinary shares issued under the share subscription agreement.
•
Preemptive rights with respect to share issuance
. Within the first 24 months after June 18, 2018, so long as Google LLC does not transfer or otherwise dispose of any of the Class A ordinary shares it acquired pursuant to the share subscription agreement, if we propose to issue certain new securities, Google LLC or a wholly-owned subsidiary of Google LLC designated by Google LLC pursuant to the investor rights agreement has the right to purchase such number of new securities under the same terms and conditions at its election so as to enable Google LLC to hold a pro rata portion of the new securities equal to the percentage of our share capital on a fully diluted basis then held by Google LLC.
•	Transfer restrictions . Google LLC agreed to certain lock-up and other transfer restrictions provided in the investor rights agreement.
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
Provided that our Cayman Islands holding company, JD.com, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident
enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. In addition, SAT Public Notice 37 provided certain key changes to the previous withholding regime, such as (i) the withholding obligation for a non-resident
enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii)
 non-resident
enterprises are not obligated to report tax to relevant authorities if their withholding agents fail to perform the withholding obligation is removed. However, there is uncertainty as to the application of SAT Public Notice 37 and SAT Circular 7, we and our
non-PRC
resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 37 and SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Circular 7 or to establish that we should not be taxed under SAT Public Notice 37 and SAT Circular 7. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”
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
In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2019 and in future taxable years.

Subject to the foregoing uncertainties, based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2019 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
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
income tax treaty (the “Treaty”), (ii) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the Nasdaq Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we believe that we would be eligible for the benefits under the Treaty and that we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.
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
. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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
Foreign Exchange Risk
Substantially all of our revenues and expenses are denominated in RMB.
We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.
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
As of December 31, 2019, we had
RMB-denominated
cash and cash equivalents, restricted cash and short-term investments of RMB35.3 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$4.2 billion. Assuming we had converted RMB35.3 billion into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our U.S. dollar cash balance would have been US$9.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$8.7 billion instead. Assuming we had converted US$4.2 billion into RMB at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our RMB cash balance would have been RMB64.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB67.5 billion instead.
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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
Fees and Other Payments Made by the Depositary to Us
Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2019, we were entitled to receive approximately US$10.3 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears from page F-5 to F-6 of this annual report on Form
20-F.

Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Louis T. Hsieh, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a) (2) and Rule
10A-3
under the Exchange Act) and member of our audit committee, is an audit committee financial expert.
Item 16B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in April 2014. We have posted a copy of our code of business conduct and ethics on our website at
http://ir.jd.com
.
Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated.

	2018		2019 (5)
Audit fees (1)	US$	4,074,302	US$	2,450,000
Audit-related fees (2)	US$	1,205,401	US$	366,605
Tax fees (3)	US$	68,194	US$	137,047
All other fees (4)	US$	138,909	US$	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2018 and 2019, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Audit-related fees” means fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services.

(3)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence projects, permissible services to review and comment on internal control design over financial reporting and other advisory services.

(5)	On June 22, 2019, we engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”). The fees for 2019 are fees payable to Deloitte. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.
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
As of December 31, 2019, we had repurchased a total of approximately 2.3 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us in 2019. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 26, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
January 1, 2019 to January 31, 2019	935,848	20.41	935,848	950,900,225
Total	935,848	20.41	935,848	—
On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over the next 24 months through March 17, 2022. The share repurchase program was publicly announced on March 17, 2020.
As of April 15, 2020, we had repurchased a total of approximately 1.2 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us from March 17, 2020 to April 15, 2020. All shares were repurchased in the open market pursuant to the share repurchase program announced on March 17, 2020.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 17, 2020 to March 31, 2020	1,191,370	37.04	1,191,370	1,955,868,397
Total	1,191,370	37.04	1,191,370	1,955,868,397
Item 16F.	Change in Registrant’s Certifying Accountant
On June 22, 2019, we engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”). The change of our independent registered public accounting firm had been approved by the audit committee of our board, and the decision was not made due to any disagreements between us and PwC.
The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2017 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through June 22, 2019, there have been no (i) disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form
20-F.
We have provided PwC with a copy of the disclosures hereunder and required under Item 16F of Form
20-F
and requested from PwC a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of PwC’s letter dated December 3, 2019 is attached as Exhibit 16.1 to the registration statement on Form
F-3
filed with the SEC on December 3, 2019.

During each of the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through June 22, 2019, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form
20-F,
or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form
20-F.
Item 16G.	Corporate Governance

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2019. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval.
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

2.2
Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.3
Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

2.4
Indenture, dated as of April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

2.5
First Supplemental Indenture, dated April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on April 29, 2016)

2.6	Form of US$500,000,000 3.125% Notes Due 2021 (included in Exhibit 2.5)

2.7	Form of US$500,000,000 3.875% Notes Due 2026 (included in Exhibit 2.5)

2.8
Second Supplemental Indenture, dated January 14, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on January 14, 2020)

2.9	Form of US$700,000,000 3.375% Notes due 2030 (included in Exhibit 2.8)

2.10	Form of US$300,000,000 4.125% Notes due 2050 (included in Exhibit 2.8)

2.11*	Description of American Depositary Shares of the Registrant

2.12*	Description of Class A Ordinary Shares of the Registrant

2.13

Description of the Registrant’s US$500,000,000 3.125% Notes Due 2021 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-210795) filed with the Securities and Exchange Commission on April 18, 2016 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on April 22, 2016 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

Exhibit Number	Description of Document

2.14

Description of the Registrant’s US$500,000,000 3.875% Notes Due 2026 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-210795) filed with the Securities and Exchange Commission on April 18, 2016 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on April 22, 2016 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.15

Description of the Registrant’s US$700,000,000 3.375% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.16

Description of the Registrant’s US$300,000,000 4.125% Notes due 2050 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

4.1
Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-200450), as amended, initially filed with the Securities and Exchange Commission on November 21, 2014)

4.2
Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3
Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4
English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated November 20, 2017 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.5
English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.6
English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.7
English translation of the Second Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd., dated June 15, 2016 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 14, 2019)

Exhibit Number	Description of Document

4.8
English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.9
English translation of the Amended and Restated Business Cooperation Agreement between Beijing Jingdong Century Trade Co., Ltd., Shanghai Shengdayuan Information Technology Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.10
English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.11
English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated November 20, 2017 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.12
English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.13
English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.14
English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.15
English translation of the Second Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd., dated June 15, 2016 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.16
English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.17
English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

Exhibit Number	Description of Document

4.18
English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated August 25, 2016 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.19
English translation of Strategic Cooperation Agreement between the Registrant and Bitauto Holdings Limited, dated January 9, 2015 (incorporated herein by reference to Exhibit 99.3 to Schedule 13D (File No. 005-85981) filed with the Securities and Exchange Commission on February 26, 2015)

4.20
Amended and Restated Investor Rights Agreement by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016 (incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A (File No. 005-85981) filed with the Securities and Exchange Commission on June 21, 2016)

4.21*
English translation of Executed Form of the Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.22*	English translation of Executed Form of the Power of Attorney by the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

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

4.27
Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.28*	Framework Agreement by and among the Registrant, Beijing Jingdong Financial Technology Holding Co., Ltd. and other parties listed therein, dated March 1, 2017, as amended

4.29
Intellectual Property License and Software Technology Services Agreement between the Registrant and Beijing Jingdong Financial Technology Holding Co., Ltd., dated March 1, 2017 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.30
Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018)

Exhibit Number	Description of Document

4.31
English summary of Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among Dalian Wanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.32
Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.33
US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.35
Investor Rights Agreement, by and between the Registrant and Google LLC, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.36
Subscription Agreement, by and between the Registrant and Google LLC, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.37
Subscription Agreement relating to the offering of limited partnership interests in JD Logistics Properties Core Fund, L.P. (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.38†
Share Purchase Agreement, by and between Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, as sellers, and JD Star Development X (HK) Limited, as purchaser, dated as of February 27, 2019 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.39
Share Subscription Agreement, dated May 10, 2019, by and between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 9 to Form Schedule 13D/A filed by Tencent Holdings Limited with the Securities and Exchange Commission on May 15, 2019)

4.40
English Translation of Strategic Cooperation Agreement, dated as of May 10, 2019, among Shenzhen Tencent Computer Systems Co., Ltd., JD.com, Inc. and Chongqing Jingdong Haijia E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-3 (File No.: 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of Zhong Lun Law Firm

16.1
Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated December 3, 2019 (incorporated herein by reference to Exhibit 16.1 to the registration statement on Form F-3 to the registration statement on Form F-3 (File No.: 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

99.1***	Consolidated Financial Statements of Dada Nexus Limited as of December 31, 2017, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019

99.2***	Consolidated Financial Statements of Bitauto Holdings Limited as of December 31, 2017, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019

99.3***	Consolidated Financial Statements of Tuniu Corporation as of December 31, 2017, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*          Filed herewith
**	Furnished herewith
***	To be filed by amendment within six months of December 31, 2019
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Richard Qiangdong Liu
Name:	Richard Qiangdong Liu
Title:	Chairman and Chief Executive Officer
Date: April 15, 2020

JD.com, Inc.
F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company has adopted the new lease accounting standard, ASC Topic 842, Leases, on January 1, 2019.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
F-2

Investment in equity investees - the impairment assessments of investments accounted for under the Measurement Alternative and equity method - Refer to Notes 2.S and 7 to the financial statements
Critical Audit Matter Description
The Company performs impairment assessments over its investment in equity investees periodically or when factors may indicate that a decrease in value of the equity method investments has occurred that is other than temporary. The evaluation of the impairment indicators requires that management to exercise significant judgments.
For investments accounted for under the Measurement Alternative, the Company undertakes qualitative assessments periodically to evaluate whether any of the investments are impaired. Impairment indicators include issues with the investees’ operation performance and financial position, as well as other negative factors including liquidity concerns and relevant trends in their respective industries.
For equity method investments, the Company evaluates whether indicators that a decrease in value of the investment has occurred that is other than temporary. The primary factors the Company considers include the duration and severity of the decline in the fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing transactions, if any.
We identified the impairment assessments of equity investments accounted for under the Measurement Alternative and equity method as a critical audit matter because of the significant judgments management must exercise to determine if an impairment of the investment has occurred. This evaluation requires a high degree of auditor judgment and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s significant judgments.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures focus on the determination of whether the investment accounted for under the Measurement Alternative is impaired, or an other-than-temporary impairment exists for equity method investments and included the following, among others:
•	We obtained an understanding and evaluated the control design, and tested the operating effectiveness of controls over management’s review of their impairment indicator analysis and the conclusions reached with respect to their impairment assessments for investments accounted for under the Measurement Alternative and equity method investments.

•	We tested management’s evaluation of impairment for investments accounted for under the Measurement Alternative and equity method respectively by performing following audit procedures:

-	Assessing the methodologies applied and testing the completeness and accuracy of data used by management in its impairment analysis;

-	Comparing significant financial assumptions used in the investees’ financial statements to their respective industry and relevant market key indicators;

F-3

-	Inquiring with the key management and external auditors of the equity method investees, and inquiring with the key management of the Measurement Alternative investees;

-	Performing searches for adverse public information and legal claims or litigations related to the investees to identify whether any such information may contradict management’s significant assumptions used;

-	Reviewing investees board minutes and other information to assess the completeness and accuracy on significant operating and financing activities considered by the management to form their assumptions.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 15, 2020
We have served as the Company’s auditor since 2019.
F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 15, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of the new lease accounting standard, ASC Topic 842, Leases, on January 1, 2019.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
F-5

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 15, 2020
F-6

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the consolidated
balance sheet of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017,
and the related consolidated
statements of operations and comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for the years then ended,
including the related notes
(collectively referred to as the “consolidated
financial statements”). In our opinion, the consolidated
financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated
financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 15, 2019
We served as the Company’s auditor from 2010 to 2019.
F-7

JD.com, Inc.
Consolidated Balance Sheets
(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(g)
ASSETS
Current assets
Cash and cash equivalents	25,688,327	34,262,445	36,971,420	5,310,612
Restricted cash	4,110,210	3,239,613	2,940,859	422,428
Short-term investments	8,587,852	2,035,575	24,602,777	3,533,968
Accounts receivable, net	16,359,147	11,109,988	6,190,588	889,222
Advance to suppliers	394,574	477,109	593,130	85,198
Inventories, net	41,700,379	44,030,084	57,932,156	8,321,434
Loan receivables, net	5,132,698	2,716,475	1,551,459	222,853
Prepayments and other current assets	2,258,904	3,848,225	4,078,102	585,783
Amount due from related parties	10,796,561	3,136,265	4,234,067	608,186

Total current assets	115,028,652	104,855,779	139,094,558	19,979,684
Non-current assets
Property, equipment and software, net	12,574,178	21,082,838	20,654,071	2,966,772
Construction in progress	3,196,516	6,553,712	5,806,308	834,024
Intangible assets, net	6,692,717	5,011,706	4,110,034	590,369
Land use rights, net	7,050,809	10,475,658	10,891,742	1,564,501
Operating lease right-of-use assets	—	—	8,643,597	1,241,575
Goodwill	6,650,570	6,643,669	6,643,669	954,303
Investment in equity investees	18,551,319	31,356,616	35,575,807	5,110,145
Investment securities	10,027,813	15,901,573	21,417,104	3,076,375
Deferred tax assets	158,250	103,158	80,556	11,571
Other non-current assets	2,227,942	5,283,948	6,806,258	977,658
Amount due from related parties	1,896,200	1,896,200	—	—

Total non-current assets	69,026,314	104,309,078	120,629,146	17,327,293

Total assets	184,054,966	209,164,857	259,723,704	37,306,977

The accompanying notes are an integral part of these consolidated financial statements.
F-
8

JD.com, Inc.
Consolidated Balance Sheets
(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(g)
LIABILITIES
Current liabilities
(including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,577,086, RMB9,234,523 and RMB14,399,069 as of December 31, 2017, 2018 and 2019, respectively. Note 1)

Short-term borrowings	200,000	147,264	—	—
Nonrecourse securitization debt	12,684,881	4,397,670	—	—
Accounts payable	74,337,708	79,985,018	90,428,382	12,989,224
Advance from customers	13,605,298	13,017,603	16,078,619	2,309,549
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB813,525, RMB863,480 and RMB796,193 as of December 31, 2017, 2018 and 2019, respectively)	1,592,332	1,980,489	3,326,594	477,835
Taxes payable	658,220	825,677	2,015,788	289,550
Amount due to related parties	54,342	215,614	317,978	45,675
Accrued expenses and other current liabilities	15,117,840	20,292,680	24,656,180	3,541,639
Operating lease liabilities	—	—	3,193,480	458,715

Total current liabilities	118,250,621	120,862,015	140,017,021	20,112,187
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB1,273,545, RMB463,153 and RMB1,747,020 as of December 31, 2017, 2018 and 2019, respectively)	1,273,545	463,153	1,942,635	279,042
Nonrecourse securitization debt	4,475,238	—	—	—
Unsecured senior notes	6,447,357	6,786,143	6,912,492	992,917
Deferred tax liabilities	882,248	828,473	1,338,988	192,334
Long-term borrowings	—	3,088,440	3,139,290	450,931
Operating lease liabilities	—	—	5,523,164	793,353
Other non-current liabilities	337,254	308,489	225,883	32,446

Total non-current liabilities	13,415,642	11,474,698	19,082,452	2,741,023

Total liabilities	131,666,263	132,336,713	159,099,473	22,853,210

Commitments and contingencies (Note 34 )
MEZZANINE EQUITY
Convertible redeemable non-controlling interests (Note 23)	—	15,961,284	15,964,384	2,293,140
SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,477,346,590 Class A ordinary shares issued and 2,406,652,132 outstanding, 461,362,309 Class B ordinary shares issued and 446,011,297 outstanding as of December 31, 2017; 2,507,473,330 Class A ordinary shares issued and 2,447,926,638 outstanding, 458,342,517 Class B ordinary shares issued and 446,369,717 outstanding as of December 31, 2018; 2,520,271,138 Class A ordinary shares issued and 2,480,575,334 outstanding, 453,672,011 Class B ordinary shares issued and 443,739,929 outstanding as of December 31, 2019.)	377	380	381	55
Additional paid-in capital	76,254,607	82,832,895	90,676,122	13,024,810
Statutory reserves	635,966	1,400,412	1,459,165	209,596
Treasury stock	(4,457,608)	(3,783,729)	(2,530,166)	(363,436)
Accumulated deficit	(22,234,609)	(24,038,081)	(11,912,679)	(1,711,149)
Accumulated other comprehensive income	1,842,081	3,359,096	4,163,147	597,999

Total JD.com, Inc. shareholders’ equity	52,040,814	59,770,973	81,855,970	11,757,875
Non-controlling interests	347,889	1,095,887	2,803,877	402,752

Total shareholders’ equity	52,388,703	60,866,860	84,659,847	12,160,627

Total liabilities, mezzanine equity and shareholders’ equity	184,054,966	209,164,857	259,723,704	37,306,977

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(g)
Net revenues
Net product revenues	331,824,410	416,108,746	510,733,967	73,362,344
Net service revenues	30,507,344	45,911,013	66,154,517	9,502,502

Total net revenues	362,331,754	462,019,759	576,888,484	82,864,846

Cost of revenues	(311,516,831)	(396,066,126)	(492,467,391)	(70,738,515)
Fulfillment	(25,865,128)	(32,009,658)	(36,968,041)	(5,310,127)
Marketing	(14,918,107)	(19,236,740)	(22,234,045)	(3,193,721)
Research and development	(6,652,374)	(12,144,383)	(14,618,677)	(2,099,842)
General and administrative	(4,214,790)	(5,159,666)	(5,490,159)	(788,612)
Impairment of goodwill and intangible assets	—	(22,317)	—	—
Gain on sale of development properties	—	—	3,884,709	558,004

Income/(loss) from operations	(835,476)	(2,619,131)	8,994,880	1,292,033

Other income/(expense)
Share of results of equity investees	(1,926,720)	(1,113,105)	(1,738,219)	(249,680)
Interest income	2,530,490	2,117,921	1,785,572	256,481
Interest expense	(963,742)	(854,538)	(725,010)	(104,141)
Others, net	1,316,408	95,175	5,375,309	772,115

Income/(loss) before tax	120,960	(2,373,678)	13,692,532	1,966,808
Income tax expenses	(139,593)	(426,872)	(1,802,440)	(258,904)

Net income/(loss) from continuing operations	(18,633)	(2,800,550)	11,890,092	1,707,904

Net income from discontinued operations, net of tax	6,915	—	—	—

Net income/(loss)	(11,718)	(2,800,550)	11,890,092	1,707,904
Net loss from continuing operations attributable to non-controlling interests shareholders	(135,452)	(311,409)	(297,163)	(42,685)
Net loss from discontinued operations attributable to non-controlling interests shareholders	(5,030)	—	—	—
Net income from continuing operations attributable to mezzanine equity classified as non-controlling interests shareholders	—	2,492	3,100	445
Net income from discontinued operations attributable to mezzanine equity classified as non-controlling interests shareholders	281,021	—	—	—

Net income/(loss) attributable to ordinary shareholders	(152,257)	(2,491,633)	12,184,155	1,750,144

Including: Net loss from discontinued operations attributable to ordinary shareholders	(269,076)	—	—	—

Net income/(loss) from continuing operations attributable to ordinary shareholders	116,819	(2,491,633)	12,184,155	1,750,144

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 2(g)
Net income/(loss)	(11,718)	(2,800,550)	11,890,092	1,707,904
Other comprehensive income:
Foreign currency translation adjustments	(822,052)	2,696,784	793,671	114,004
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains , net of tax	1,473,014	237,585	312,723	44,920
Reclassification adjustment for gains recorded in net income, net of tax	(352,274)	(260,712)	(258,537)	(37,137)

Net unrealized gains/(losses) on available-for-sale securities	1,120,740	(23,127)	54,186	7,783

Total other comprehensive income	298,688	2,673,657	847,857	121,787

Total comprehensive income/(loss)	286,970	(126,893)	12,737,949	1,829,691
Total comprehensive loss attributable to non-controlling interests shareholders	(140,482)	(311,409)	(253,357)	(36,392)
Total comprehensive income attributable to mezzanine equity classified as non-controlling interests shareholders	281,021	2,492	3,100	445

Total comprehensive income attributable to ordinary shareholders	146,431	182,024	12,988,206	1,865,638

Net income/(loss) per share
Basic
Continuing operations	0.04	(0.87)	4.18	0.60
Discontinued operations	(0.09)	—	—	—
Net income/( loss ) per share	(0.05)	(0.87)	4.18	0.60
Diluted
Continuing operations	0.04	(0.87)	4.11	0.59
Discontinued operations	(0.09)	—	—	—
Net income/( loss ) per share	(0.05)	(0.87)	4.11	0.59
Weighted average number of shares
Basic	2,844,826,014	2,877,902,678	2,912,637,241	2,912,637,241
Diluted	2,911,461,817	2,877,902,678	2,967,321,803	2,967,321,803

The accompanying notes are an integral part of these consolidated financial statements.

F-
11

JD.com, Inc.
Consolidated Statements of Cash Flows
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note2(g)
Cash flows from operating activities:
Net income/(loss)	(11,718)	(2,800,550)	11,890,092	1,707,904
Loss from discontinued operations, net of income tax	(6,915)	—	—	—
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	4,192,716	5,560,034	5,828,055	837,148
Share-based compensation	2,780,062	3,659,989	3,694,955	530,746
(Gains)/losses from disposal of property, equipment and software	11,591	(11,166)	65,492	9,407
Deferred income tax	(221,010)	(10,454)	533,117	76,577
Amortization of discounts and issuance costs of the unsecured senior notes	13,426	13,649	14,812	2,128
Impairment of goodwill and intangible assets	—	22,317	—	—
Impairment of investments	139,823	593,138	1,954,031	280,679
Fair value change of long-term investments	—	1,512,979	(3,495,709)	(502,127)
Gain from business and investment disposals	(74,965)	(1,320,266)	(1,199,407)	(172,284)
Gain on sale of development properties	—	—	(3,884,709)	(558,004)
Share of results of equity investees	1,926,720	1,113,105	1,738,219	249,680
Foreign exchange (gains)/losses	(213,482)	192,491	(124,070)	(17,822)
Changes in operating assets and liabilities:
Accounts receivable	(545,991)	4,287,004	3,936,793	565,485
Inventories	(12,788,337)	(2,342,058)	(13,915,610)	(1,998,852)
Advance to suppliers	(137,457)	(75,370)	(127,812)	(18,359)
Prepayments and other current assets	(328,041)	(899,139)	486,067	69,819
Operating lease right-of-use assets	—	—	(1,407,345)	(202,152)
Amount due from related parties	2,456,933	1,769,930	(1,500,728)	(215,566)
Other non-current assets	(372,576)	44,990	(408,937)	(58,740)
Accounts payable	26,106,191	5,466,698	10,391,341	1,492,623
Advance from customers	2,138,964	(745,854)	3,061,018	439,688
Deferred revenues	(374,042)	(603,464)	454,780	65,325
Taxes payable	92,932	166,120	722,781	103,821
Accrued expenses and other current liabilities	4,624,014	5,158,390	4,417,646	634,557
Operating lease liabilities	—	—	1,521,635	218,569
Amount due to related parties	(66,370)	128,909	134,713	19,350

Net cash provided by continuing operating activities	29,342,468	20,881,422	24,781,220	3,559,600
Net cash used in discontinued operating activities	(2,485,741)	—	—	—

Net cash provided by operating activities	26,856,727	20,881,422	24,781,220	3,559,600

The accompanying notes are an integral part of these consolidated financial statements.

F-
12

JD.com, Inc.
Consolidated Statements of Cash Flows
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note2(g)
Cash flows from investing activities:
Purchase of short-term investments	(9,288,743)	(2,518,000)	(24,501,345)	(3,519,398)
Maturity of short-term investments	7,211,608	9,053,087	2,018,324	289,914
Purchases of investment securities	(7,824,277)	(4,562,283)	(770,818)	(110,721)
Cash received from disposal of investment securities	—	317,975	1,009,088	144,946
Cash paid for investments in equity investees	(6,207,880)	(17,398,204)	(10,508,432)	(1,509,442)
Cash received from disposal of equity investment	202,774	1,606,338	3,606,308	518,014
Cash paid for loan originations	(24,379,691)	(36,432,214)	(43,560,458)	(6,257,068)
Cash received from loan repayments	23,019,358	38,984,140	44,592,432	6,405,302
Purchase of property, equipment and software	(3,294,286)	(9,743,453)	(2,597,069)	(373,045)
Purchase of intangible assets	(8,774)	(130,797)	(41,449)	(5,954)
Purchase of land use rights	(4,785,538)	(4,136,305)	(1,039,106)	(149,258)
Cash paid for construction in progress	(3,267,277)	(7,358,939)	(5,321,968)	(764,453)
Cash received from sale of development properties	—	—	7,905,251	1,135,518
Cash paid for business combination, net of cash acquired	(160,658)	(19,578)	(41,380)	(5,944)
Loans (provided to)/settled by JD Digits	(6,187,891)	6,259,241	4,148,796	595,937
Proceeds from JD Digits reorganization (Note 6)	13,027,155	—	—	—
Other investing activities	—	—	(247,531)	(35,556)

Net cash used in continuing investing activities	(21,944,120)	(26,078,992)	(25,349,357)	(3,641,208)
Net cash used in discontinued investing activities	(17,871,171)	—	—	—

Net cash used in investing activities	(39,815,291)	(26,078,992)	(25,349,357)	(3,641,208)

The accompanying notes are an integral part of these consolidated financial statements.

F-
13

JD.com, Inc.
Consolidated Statements of Cash Flows
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(g)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	3,531,870	—	—
Repurchase of ordinary shares	—	(205,886)	(131,010)	(18,818)
Proceeds from settlement of capped call options	737,501	—	—	—
Proceeds from issuance of ordinary shares pursuant to share-base d awar ds	135,745	48,555	112,153	16,110
Proceeds from issuance of convertible redeemable preferred shares of JD Logistics, net	—	15,958,792	—	—
Capital injection from non-controlling interest shareholders	209,725	805,561	6,648,761	955,035
Proceeds from short-term borrowings	700,000	1,179,422	5,803,800	833,664
Repayment of short-term borrowings	(2,356,888)	(1,200,000)	(5,969,768)	(857,504)
Proceeds from long-term borrowings	—	2,890,575	—	—
Proceeds from nonrecourse securitization debt	16,500,000	—	—	—
Repayment of nonrecourse securitization debt	(10,889,371)	(11,960,194)	(3,886,227)	(558,222)
O ther financing activities	143,653	171,233	(5,242)	(753)

Net cash provided by continuing financing activities	5,180,365	11,219,928	2,572,467	369,512
Net cash provided by discontinued financing activities	14,054,620	—	—	—

Net cash provided by financing activities	19,234,985	11,219,928	2,572,467	369,512

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(641,534)	1,681,163	405,891	58,302

Net increase in cash, cash equivalents, and restricted cash	5,634,887	7,703,521	2,410,221	346,206
Cash, cash equivalents, and restricted cash at beginning of year	24,163,650	29,798,537	37,502,058	5,386,834

Cash, cash equivalents, and restricted cash at end of year	29,798,537	37,502,058	39,912,279	5,733,040

Supplemental cash flow disclosures of continuing operations:
Cash paid for income taxes	(240,899)	(666,305)	(807,622)	(116,008)
Cash paid for interest	(577,306)	(421,035)	(679,120)	(97,550)
Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares in connection with strategic cooperation agreement with Tencent	—	—	759,195	109,052
Equity investments obtained through commitment of future services and contribution of certain business	—	181,228	2,370,807	340,545
Right-of-use assets acquired under operating leases	—	—	4,860,770	698,206
The accompanying notes are an integral part of these consolidated financial statements.

F-
14

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Accumulated deficit	Non-controlling interests	Total Shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	2,938,708,899	377	(102,264,502)	(5,181,880)	59,258,417	132,938	1,543,393	(21,860,345)	269,962	34,162,862

Repurchase of ordinary shares	—	—	—	—	737,501	—	—	—	—	737,501
Accretion of redeemable non-controlling interests	—	—	—	—	(281,021)	—	—	—	—	(281,021)
Exercise of share-based awards	—	—	4,116,816	259,583	(114,556)	—	—	—	—	145,027
Share-based compensation and vesting of share-based awards	—	—	12,102,216	464,689	2,460,785	—	—	—	—	2,925,474
Net income/(loss)	—	—	—	—	—	—	—	128,764	(140,482)	(11,718)
Foreign currency translation adjustment s	—	—	—	—	—	—	(822,052)	—	—	(822,052)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	1,120,740	—	—	1,120,740
Statutory reserves	—	—	—	—	—	503,028	—	(503,028)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	231,055	231,055
Gain from JD Digits reorganization	—	—	—	—	14,193,481	—	—	—	(12,646)	14,180,835

Balance as of December 31, 2017	2,938,708,899	377	(86,045,470)	(4,457,608)	76,254,607	635,966	1,842,081	(22,234,609)	347,889	52,388,703

Cumulative effect of changes in accounting principles related to revenue recognition and financial instruments	—	—	—	—	—	—	(1,156,642)	1,452,607	—	295,965
Issuance of ordinary shares	27,106,948	3	—	—	3,531,867	—	—	—	—	3,531,870
Repurchase of ordinary shares	—	—	(2,792,400)	(205,886)	—	—	—	—	—	(205,886)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(2,492)	—	(2,492)
Exercise of share-based awards	—	—	1,077,036	67,982	(30,792)	—	—	—	—	37,190
Share-based compensation and vesting of share-based awards	—	—	16,241,342	811,783	2,447,238	—	—	—	400,968	3,659,989
Net loss	—	—	—	—	—	—	—	(2,489,141)	(311,409)	(2,800,550)
Foreign currency translation adjustment s	—	—	—	—	—	—	2,696,784	—	—	2,696,784
Net change in unrealized gains on available-for-sale debt securities	—	—	—	—	—	—	(23,127)	—	—	(23,127)
Statutory reserves	—	—	—	—	—	764,446	—	(764,446)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	658,439	658,439
Share of changes in the equity investee’s capital accounts	—	—	—	—	629,975	—	—	—	—	629,975

Balance as of December 31, 2018	2,965,815,847	380	(71,519,492)	(3,783,729)	82,832,895	1,400,412	3,359,096	(24,038,081)	1,095,887	60,866,860

Issuance of ordinary shares	8,127,302	1	—	—	759,194	—	—	—	—	759,195
Repurchase of ordinary shares	—	—	(1,871,696)	(131,010)	—	—	—	—	—	(131,010)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(3,100)	—	(3,100)
Exercise of share-based awards	—	—	3,299,962	210,336	(79,352)	—	—	—	(10,547)	120,437
Share-based compensation and vesting of share-based awards	—	—	20,463,340	1,174,237	1,948,609	—	—	—	572,109	3,694,955
Net income/(loss)	—	—	—	—	—	—	—	12,187,255	(297,163)	11,890,092
Foreign currency translation adjustment s	—	—	—	—	—	—	749,865	—	43,806	793,671
Net change in unrealized gains on available-for-sale debt securities	—	—	—	—	—	—	54,186	—	—	54,186
Statutory reserves	—	—	—	—	—	58,753	—	(58,753)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	5,228,721	—	—	—	1,399,785	6,628,506
Share of changes in the equity investee’s capital accounts	—	—	—	—	(13,945)	—	—	—	—	(13,945)

Balance as of December 31, 2019	2,973,943,149	381	(49,627,886)	(2,530,166)	90,676,122	1,459,165	4,163,147	(11,912,679)	2,803,877	84,659,847

The accompanying notes are an integral part of these consolidated financial statements.

F-1
5

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
1. Principal activities and organization
JD.com, Inc. (the “Company”) is a leading technology driven e-commerce company transforming to become the leading supply chain based technology and service provider, providing products and services to consumers, third-party merchants, suppliers and other business partners through its subsidiaries, consolidated variable interest entities (“VIEs”) (collectively, the “Group”). The Group operates e-commerce business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistic services. Leveraging its AI capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its nationwide fulfillment infrastructure, the Group provides comprehensive supply chain solutions, primarily including warehousing, transportation, delivery and after-sales service to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through the Group’s logistics business (“JD Logistics”).
Prior to June 2017, the Group offered financial services to its suppliers, third-party merchants and qualified individual customers through the Group’s finance business (“JD Digits”, formerly known as “JD Finance”), which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits. Upon the reorganization of JD Digits, the Group disposed all its equity stake in JD Digits and was entitled to a profit sharing right from JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In addition, the Group would be able to convert its profit sharing right with respect to JD Digits into JD Digits’s equity interest, subject to applicable regulatory approvals (Note 6).
In 2018, the Group established JD Property Management Group (“JD Property”), which owns, develops and manages the Group’s logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from mature properties to fund new developments and scale the business.
The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs.
As of December 31, 2019, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

F-1
6

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
1. Principal activities and organization (Continued)

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	80%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
Jingdong Express Group Corporation (“Jingdong Express”)	80%	Cayman Islands, January 2012
JD.com E-Commerce (Technology) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
JD.com E-Commerce (Investment) Hong Kong Co., Ltd .	100%	Hong Kong, China, July 2013
JD.com American Technologies Corporation	100%	Delaware, USA, August 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Overseas Innovation Limited	100%	Hong Kong, China, October 2014
JD.com International (Singapore) Pte. Ltd.	100%	Singapore, November 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD Asia Development Limited	100%	British Virgin Islands, February 2015
JD.com Asia Investment Corporation	100%	Cayman Islands, March 2015
Suqian Hanbang Investment Management Co., Ltd .	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	80%	Shaanxi, China, May 2017
Xi’an Jingdong Xuncheng Logistics Co., Ltd.	80%	Shaanxi, China, June 2017
Jingdong Express International Limited	80%	British Virgin Islands, November 2017
Beijing Jinghong Logistics Co., Ltd.	80%	Beijing, China, November 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Logistics Holding Limited	100%	Cayman Islands, March 2018
JD Health International Inc.	86%	Cayman Islands, November 2018
JD Jiankang Limited	100%	British Virgin Islands, April 2019

		Place and date of incorporation
Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017
Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Hengqin Junze Management Consulting Co., Ltd.		Guangdong, China, April 2017
Suqian Jingdong Mingfeng Enterprise Management Co., Ltd.		Jiangsu, China, July 2017
Suqian Jingdong Jinyi Enterprise Management Co., Ltd.		Jiangsu, China, August 2017
Suqian Jingdong Sanhong Enterprise Management Center (limited partnership)		Jiangsu, China, August 2017

F-1
7

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
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
•
Consolidated variable interest entities
In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.
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

F-1
8

JD.
com
,
Inc
.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
1. Principal activities and organization (Continued)
• Exclusive purchase option agreements
The Nominee Shareholders of the VIEs have granted the Group’s relevant PRC subsidiaries the exclusive and irrevocable rights to purchase from the Nominee Shareholders, to the extent permitted under the PRC laws and regulations, part or all of the equity interests in these entities for a purchase price equal to the lowest price permitted by the PRC laws and regulations. The Group’s relevant PRC subsidiaries may exercise such option at any time. In addition, the VIEs and their Nominee Shareholders have agreed that without prior written consent of the Group’s relevant PRC subsidiaries, they will not transfer or otherwise dispose the equity interests or declare any dividend.
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
• Intellectual property rights license agreement
Pursuant to the intellectual property rights license agreement, Jingdong Century has granted Jingdong 360 non-exclusive
rights to use certain software products, trademarks, website, copyrights, and domain names developed or owned by Jingdong Century within the scope of internet information service operation of Jingdong 360 and in the territory of the PRC. Jingdong 360 has agreed to pay license fees to Jingdong Century and the amount of the license fees is decided based on the agreed arrangement.
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

9

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
1. Principal activities and organization (Continued)
• Powers of attorney
Pursuant to the irrevocable powers of attorney, each of the Nominee Shareholders appointed any person designated by the Group’s relevant PRC subsidiaries as their attorney-in-fact
to exercise all shareholder rights under the PRC laws and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general managers of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be shareholders of the VIEs. Each of the Nominee Shareholders has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.
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
• Business operation agreements
Pursuant to the business operation agreements, the relevant Nominee Shareholders of the VIEs must appoint the candidates nominated by the Group’s relevant PRC subsidiaries to be the directors on the VIEs’ board of directors in accordance with applicable laws and the articles of association of the VIE
s
, and must cause the persons recommended by the Group’s relevant PRC subsidiaries to be appointed as the VIEs’ general manager, chief
financial officer and other senior executives.
• Risks in relations to the VIE structure
The Company believes that the contractual arrangements among its subsidiaries, the VIEs and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and its subsidiary in the consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs as a result of the aforementioned risks is remote.

F-
2
0

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
1. Principal activities and organization (Continued)
The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs structured by the Contractual Agreements and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total assets	19,281,227	23,878,253	38,749,631
Total liabilities	19,547,831	26,717,946	43,734,593

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total net revenues	15,926,297	37,561,128	59,306,001
Net loss	(115,318)	(2,646,122)	(2,268,090)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	1,188,220	(1,144,849)	953,673
Net cash used in investing activities	(10,117,516)	(7,596,181)	(6,450,150)
Net cash provided by financing activities	9,626,497	8,902,074	5,542,926

Net increase in cash, cash equivalents, and restricted cash	697,201	161,044	46,449
Cash, cash equivalents, and restricted cash at beginning of year	21,959	719,160	880,204

Cash, cash equivalents, and restricted cash at end of year	719,160	880,204	926,653

As of December 31, 2017, 2018 and 2019, the total assets of the Group’s consolidated VIEs
(where appropriate, the term “VIEs” also refers to its subsidiaries as a whole) were mainly consisting of cash and cash equivalents, short-term investments, accounts receivable, inventories, prepayments and other current assets, investment securities, investment in equity investees, property, equipment and software, intangible assets, operating lease right-of-use assets and other non-current assets. As of December 31, 2017, 2018 and 2019, the total liabilities of the consolidated VIEs were mainly consisting of accounts payable, advance from customers, deferred revenues, accrued expenses and other current liabilities, operating lease liabilities and liabilities to the Group’s other subsidiaries. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.
In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s consolidated VIEs, and can have assets transferred out of the Group’s consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no
asset in the Group’s consolidated VIEs that can be used only to settle their obligations except for registered capitals and the
PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB1,090,876 as of December 31, 2019. As the Group’s consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s consolidated VIEs. The total shareholders’ deficit of the Group’s consolidated VIEs was RMB266,604, RMB2,839,693 and RMB4,984,962 as of
December 31, 2017, 2018 and 2019, respectively.
Currently there is no contractual arrangement that could require the Group’s relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s consolidated VIEs. As the Group is conducting certain businesses in the PRC through the consolidated VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
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
JD Digits, which was deconsolidated from the Group since June 30, 2017 as a result of its reorganization (Note 6), is a VIE of the Group while the Group or any subsidiary is not considered the primary beneficiary.

F-
2
1

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
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
b. Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries

and
the consolidated VIEs for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.
A consolidated VIE is an entity in which the Company, or its subsidiaries, through the Contractual Arrangements, bear the risks of, and enjoy the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.
All transactions and balances among the Company, its subsidiaries

and

the consolidated VIEs have been eliminated upon consolidation.
c. Reclassifications
In 2018, items related to restricted cash in the consolidated statements of cash flows for the year ended December 31, 2017 have been reclassified to conform to the current period presentation to facilitate comparison as a result of the adoption of Accounting Standards Update (“ASU”) 2016-18,

Statement of cash flows (Topic 230): restricted cash
.
d.
Non-controlling
interests
For the Company’s consolidated subsidiaries
and VIEs,
non-controlling
interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder.
Non-controlling
interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income/(loss) to distinguish the interests from that of the Company.
e. Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor and customer incentives, determination of the stand-alone selling price (“SSP”), the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets, the discount rate for lease, redemption value of the redeemable preferred shares and consolidation of VIEs. Actual results may differ materially from those estimates.

F-
2
2

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
f. Foreign currency translation
The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, BVI, Hong Kong, Singapore and the United States of America is U.S. dollars (“US$”). The Group’s PRC subsidiaries and consolidated VIEs determined their functional currency to be RMB. The Group’s entities incorporated in the Republic of Indonesia, Japan, France, Australia and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of ASC Topic 830,

Foreign Currency Matters
.
Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of operations and comprehensive income/(loss). Total exchange gains/(losses) were a gain of RMB213,482, a loss of RMB192,491 and a gain of RMB124,070 for the years ended December 31, 2017, 2018 and 2019, respectively.
The
consolidated
financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a loss of RMB822,052, a gain of RMB2,696,784 and a gain of RMB793,671 for the years ended December 31, 2017, 2018 and 2019, respectively.
g. Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.
h. Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, which have original maturities of three months or less.
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

F-
2
3

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
j. Short-term investments
Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed
with certain financial institutions. For equity classified securities, the investments are recorded at fair market value with fair value change gains or losses recorded in interest income in the consolidated statements of operations and comprehensive income/(loss). The Group also holds debt classified securities, and such investments are recorded as available-for-sale
debt securities and
held-to-maturity
securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in interest income in the consolidated statements of operations and comprehensive income/(loss) during the period in which the gain or loss is realized.
In addition, short-term investments are also comprised of time deposits placed with banks with original maturities longer than three months but less than one year.
k. Accounts receivable, net
Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts.
The Group, in collaboration with JD Digits, provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Digits, the Group remains as the legal owner of the consumer financing receivables, where JD Digits performs the related credit assessment.
JD Digits is obligated to purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Digits, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(v).
Other than the accounts receivable arising from the consumer financing, the Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable are likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.
The accounts receivable with the collection period over one year are classified into other non-current
assets in the consolidated balance sheets.
l. Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income/(loss).
The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party merchants maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

F-2
4

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
m. Loan receivables, net
Loan receivables represent the consumer financing, in collaboration with JD Digits, provided to qualified individual customers on our online marketplace. Due to the legacy contractual arrangements with JD Digits, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Digits performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from

1
month to
24
months.
As JD Digits is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks,

no
provision

for doubtful accounts was recorded for the years ended December 31, 2017, 2018 and 2019. The loan receivables were measured at amortized cost and reported in the consolidated balance sheets at outstanding principal. As of December 31, 2017, 2018 and 2019, the loan receivables with the collection period over one year amounting to

RMB243,624
,
RMB
105,455
and RMB
179,886
,

respectively, were classified into other non-current assets in the consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the consolidated statements of cash flows. The Group, in collaboration with JD Digits, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(v).
n. Property, equipment and software, net
Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Office equipment	5 years
Vehicles	3-5 years
Logistic s , warehouse and other heavy equipment	5-10 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Building	40 years
Building improvement	5-10 years
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

F-2
5

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
o. Construction in progress
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31,
 2017,
2018 and
2019, construction in progress in the amount of
RMB3,196,516,
RMB6,553,712 and RMB5,806,308,
respectively, were primarily relating to the construction of office buildings and warehouses.
p. Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 34 to 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.
q. Intangible assets, net
Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.
The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Strategic c ooperation	5 years
Non-compete	5-8 years
Domain names and trademarks	5-20 years
Technology and o thers	2-10 years
r. Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

F-2
6

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
s. Investment in equity investees
Investment in equity investees represents the Group’s investments in privately held companies, publicly traded companies and private equity funds. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance
common stock, according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.
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
Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) and its share of post-acquisition movements of accumulated other comprehensive income are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
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
Private equity funds pursue various investment strategies, including event driven and multi-strategy. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. Beginning on January 1, 2018, these private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).
Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income/(loss) if there is any. Prior to January 1, 2018, the cost method of accounting was used.

F-2
7

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
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
v. Nonrecourse securitization debt and transfer of financial assets
The Group, in collaboration with JD Digits, periodically securitizes accounts receivable and loan receivables arising from consumer financing through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Digits, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.
The securitization vehicles are considered variable interest entities pursuant to ASC Topic 810,
Consolidation
. The Group will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and acting as the servicer of securitization vehicles. Accordingly, the Group are precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.
The Group will not consolidate the securitization vehicles when no economic interests are retained by the Group, and the Group has no continuing involvements, including the servicer of the securitization vehicles. Transfers are accounted for as sale and corresponding transferred accounts receivable are de-recognized
in the consolidated balance sheets pursuant to ASC Topic 860,
Transfers and Servicing
(“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC
860-10-40-5
were not met. The under common control relationship of the transferor and transferee should be ignored when applying ASC 860, as long as the transferee will not be consolidated by the transferor.
Due to the Group’s continuing involvement rights in securitization vehicles prior to October 2017, the Group cannot derecognize the existing receivables through the transfer of the receivables to securitization vehicles. The proceeds from the financing type transactions we
re reported as current and
non-current
nonrecourse securitization debt in the consolidated balance sheets based on their respective expected repayment dates pursuant to ASC 860. While the contractual maturities of the asset-backed debt securities we
re from 2018 to 2019, the securities
we
re repaid as collections on the underlying collateralized assets occur. As of December 31,
 2017,
2018 and 2019, the collateralized accounts receivable were
RMB11,701,973,
RMB3,116,309 and nil, respectively, and the collateralized loan receivables were RMB4,512,764, RMB1,281,361 and nil, respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31,
 2017 and
2018 was approximately 5.33%
and 5.81% per annum, respectively. The interest expenses in relation to the nonrecourse securitization debt were charged back to JD Digits.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
v. Nonrecourse securitization debt and transfer of financial assets (Continued)
Beginning October 2017, the Group revised certain structural arrangements to relinquish its continuing involvement rights when setting up the new securitization vehicles. In 2019, RMB
21,500,000
(2017: RMB8,000,000, 2018: RMB17,500,000) consumer credit receivables financial assets were derecognized through the sales type arrangements, including accounts receivable of RMB
15,302,084
(2017: RMB5,693,223, 2018: RMB12,632,342) and loan receivables of RMB
6,197,916
(2017: RMB2,306,777, 2018: RMB4,867,658). Proceeds from the derecognition were RMB21,500,000 (2017: RMB8,000,000, 2018: RMB17,500,000), and JD Digits and other third-party investors acted as the servicers and purchased the subordinate tranche of the securitization vehicles in these transactions. The investors, including JD Digits, have no recourse to the Group when the underlying consumers fail to pay amounts contractually on due. The gain/loss recorded upon the sale accounting was immaterial in the periods presented
.
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
The Group measures certain financial assets, including
investments under the equity method on other-than-temporary basis, investments under the Measurement Alternative, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.
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

F-
29

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
y. Revenues
The Group adopted ASC Topic 606,
Revenue from Contracts with Customers
(“ASC 606”), from January 1, 2018, using the modified retrospective transition approach that increased retained earnings by approximately RMB256,994. Revenues for the years

ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC Topic 605,

Revenue Recognition
. The Group’s revenue recognition policies effective on the adoption date of ASC 606 are presented as below.
Consistent with the criteria of ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.
In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.
The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is
passed
to customers. Significant judgement is required to estimate return allowances. For online retail
 business with return conditions, the Group reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2018 and 2019, liabilities for return allowances were RMB363,191 and RMB425,135, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB381,165 and RMB454,298 as of December 31, 2018 and 2019, respectively, and were included in “Prepayments and other current assets”.
The Group also sells prepaid cards which can be redeemed to purchase products sold on the
JD Platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the consolidated balance sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. Upon the adoption of ASC 606, the Group began to recognize revenue from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote.
Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the SSP of each separate unit. In instances where SSP is not directly observable, such as the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices. Determining the SSP of each separate
unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

F-
3
0

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
y. Revenue
s
(Continued)
Net Product Revenues
The Group recognizes the product revenues from the online retail business

on
a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB236,268,621, RMB280,059,089 and RMB328,703,453, and revenues from the sales of general merchandise products were RMB95,555,789, RMB136,049,657 and RMB182,030,514, for the years ended December 31, 2017, 2018 and 2019, respectively. The Group’s net product revenues were mainly generated by the JD Retail (formerly known as JD Mall) segment.
Net Service Revenues
The Group charges commission fees to third-party merchants for participating in the Group’s online marketplace, where the Group generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party merchants. Upon successful sales, the Group charges the third-party merchants a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowances.
The Group provides marketing services to third-party merchants, suppliers and other business partners on its various website channels and third-party marketing affiliate’s websites, including but not limited to pay for performance marketing services on which the customers are charged based on effective clicks on their product information, and display advertising services that allow customers to place advertisements on various websites. The Group recognizes revenues from pay for performance marketing services based on effective clicks, and recognizes revenues from display advertising services ratably over the period during which the advertising services are provided or on the number of times that the advertisement has been displayed based on cost per thousand impressions. The Group did not enter into material advertising-for-advertising

barter transactions for the periods presented.
The Group opens its fulfillment infrastructure by offering comprehensive supply chain solutions to third parties through JD Logistics, primarily including warehousing, transportation, delivery and after-sales service. Revenues resulting from these services are recognized over time as the Group performs the services in the contracts because of the continuous transfer of control to the customers.
The Group offer
s
consumer financing to individual customers and supply chain financing to suppliers and merchants on the Group’s online marketplace through JD Digits before June 30, 2017. Revenues resulting from these financing services are recognized in accordance with the contractual terms, and were reflected in discontinued operation results as JD Digits was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits (Note 6).
JD Plus memberships provide the Group’s core customers with a better shopping experience, access to an evolving suite of benefits that represent a single stand-ready obligation. Subscriptions are paid for at the time of or in advance of delivering the services. Revenues from such arrangements are recognized over the subscription period.
The Group offers comprehensive customer services, primarily include 7*24 hours customer services to respond to customers’ post-sales requests, return and exchange services to facilitate customers’ return, exchange and repair of defective goods. These services are free of charge. The Group also provides return/exchange logistic
s
services to the customers, of which the revenues recognized were not material for the periods presented.
Revenues from online marketplace and marketing
services were RMB25,390,981, RMB33,531,862 and RMB42,680,212 for the years ended December 31, 2017, 2018
 and 2019
, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB5,116,363, RMB12,379,151 and RMB23,474,305, for the years ended December 31, 2017, 2018 and 2019, respectively, which were mainly generated by the
New Businesses segment.

F-
3
1

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
z. Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent
amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The allowance for doubtful accounts and authorized credits is estimated based on the Group’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. The balances of accounts receivable, net of allowance for doubtful accounts were RMB16,359,147,
RMB
11,109,988
and RMB
6,190,588
as of December 31,
 20
17,
 2018 and 2019, respectively.
Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in current and non-current
deferred revenues and advance from customers in the Group’s consolidated balance sheets. As of December 31, 2018, the Group’s total unearned revenues were RMB15,461,245, of which RMB12,997,919 was recognized as revenues for the year ended December 31, 2019. The Group’s total unearned revenues were RMB21,347,848 as of December 31, 2019.
The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less
. These costs include certain partner sales incentive programs. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year which need to be recognized as assets.
aa. Customer incentives and loyalty programs
The Group provides
two
types of discounted coupons, referred to as D Coupons and J Coupons, for free to its customers to incentivize purchase.
•
D Coupons are given to a customer upon current purchase or can be given for free to promote future purchases. This coupon requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The rights to purchase discounted products in the future are not considered as a separate performance obligation under ASC 606, as the discount does not represent a material rights to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenues on the future purchase.

•
J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and are to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered as a separate performance obligation within the scope of ASC 606, as J Coupons represent a material
rights to the customer. Therefore, the delivered products and J Coupons awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative SSP of each performance obligation. The amount allocated to J Coupons is deferred and recognized when J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2017, 2018 and 2019, the amount of expired J Coupons was not material.

F-
3
2

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
aa. Customer incentives and loyalty programs (Continued)

Registered customers may also earn J Beans, which was launched based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. J Beans can be used as cash to buy any products sold by the Group, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD
P
latform. The Group considers J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities. Thus J Beans is considered to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2017, 2018 and 2019, the amount of expired J Beans was not material.
bb. Cost of revenues
Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventories, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers.
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
dd. Fulfillment
Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products and (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores. The cost related to logistics services provided to third parties is classified in cost of revenues in the consolidated statements of operations and comprehensive income/(loss). Shipping cost included in fulfillment expenses amounted to RMB12,691,013, RMB15,216,351 and RMB17,858,972 for the years ended December 31, 2017, 2018 and 2019, respectively.

F-
3
3

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
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
Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace, are expensed as incurred, and totaled RMB12,375,922, RMB15,970,433 and RMB19,285,939 for the years ended December 31, 2017, 2018 and 2019, respectively.
ff. Research and development
Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.
gg. General and administrative
General and administrative expenses consist primarily of
employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.
hh. Share-based compensation
The Company grants restricted share units (“RSUs”) and share options of the Company and its subsidiaries to eligible employees and non-employee
consultants. The Group accounts for share-based awards issued to employees in accordance with ASC Topic 718
Compensation – Stock Compensation
. The Group early adopted ASU
2018-07,
“Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting” beginning July 1, 2018, before then, the Group accounted for share-based awards issued to non-employees
in accordance with ASC
505-50,
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

F-
3
4

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
hh. Share-based compensation (Continued)
The Group uses the binominal option-pricing model to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.
Determination of estimated fair value of the Company’s subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history
, unique business risks and limited public information on companies in China similar to the Company’s subsidiaries. The Company estimates the Company’s subsidiaries’ enterprise value for purposes of recording share-based compensation, and the information considered by the Company mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.
The Group recognizes the estimated compensation cost of RSUs based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.
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
non-current
in the consolidated balance sheets.
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2017, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

F-3
5

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
jj. Leases
Before January 1, 2019, the Group adopted ASC Topic 840 (“ASC 840”),
Leases,
and each lease is classified at the inception date as either a capital lease or an operating lease.
The Group adopted the new lease accounting standard, ASC Topic 842,
Leases
(“ASC 842”), from January 1, 2019 using the
modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients.
The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no
finance leases for any of the periods presented.
Right-of-use
(“ROU”) assets represent the Group’s right
s
to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease
incentives received, plus any initial direct costs, using
the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease
components separately.
The Group also enters into sale and leaseback transactions. The Group acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at
an
arm-length
rental price. Upon consideration of ASC Topic
842-40-25-1
and ASC 606, the transfer of the underlying assets is considered as sales, and according to ASC 842, the leaseback transaction is classified as an operating lease. Therefore, the sale and the leaseback of the underlying assets are separately accounted for by the Group. Upon completion of the transaction, the legal titles of these assets are transferred to the third-party entity (the buyer-lessor), and the Group derecognizes these transferred assets and recognizes gains or losses from disposal of these assets in accordance with ASC Topic 360,
Property, Plant and Equipment
. The leaseback transactions are accounted for under ASC 842, and the ROU assets and lease liabilities are recognized at commencement date accordingly.
kk. Comprehensive income/(loss)
Comprehensive income/(loss) is
defined
as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net income/(loss), change in unrealized gains/(losses) on available-for-sale debt securities, foreign currency translation adjustments, and share of change in other comprehensive income/(loss) of equity investees. Comprehensive income/(loss) also included change in unrealized gains/(losses) on available-for-sale equity securities for the year ended December 31, 2017, before the adoption of ASU 2016-01.
ll. Net income/(loss) per share
Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net income/(loss) per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Additionally, the Company takes into account the effect of dilutive shares of entities in which the Company holds equity interests. The dilutive impact from equity interests mainly include equity investments accounted for using the equity method and the consolidated subsidiaries. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive.

F-3
6

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
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
two
major business segments,
JD Retail and New Businesses, which are defined based on the products and services provided. JD Retail mainly consists of online retail, online marketplace and marketing services in China. New Businesses include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property. JD Digits was included in New Businesses before June 30, 2017, which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits (Note 6).
nn. Statutory reserves
The Company’s subsidiaries and consolidated VIEs established in the PRC are required to make appropriations to certain non-distributable
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
after-tax
profits calculated in accordance with
 the
P
RC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.
In addition, in accordance with the PRC Company Laws, the Group’s consolidated VIEs, registered as Chinese domestic companies, must make appropriations from their after-tax
profits as determined under the PRC GAAP to
non-distributable
reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax
profits as determined under
the
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
For the years ended December 31, 2017, 2018 and 2019, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB503,028, RMB764,446 and RMB58,753
,
respectively.
No
appropriation to other reserve funds was made for any of the periods presented.

F-3
7

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2. Summary of significant accounting policies (Continued)
oo. Recent accounting pronouncements
Recently adopted accounting pronouncements
In February 2016, the FASB issued ASU
2016-02,
“Leases (Topic 842)”, which introduces a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU

2018-11,

and provided another transition approach by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group adopted the new lease standard beginning January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients.
Adoption of the standard resulted in recognition of additional ROU assets and lease liabilities by approximately RMB7 billion and RMB
7
 billion as of January 1, 2019, respectively. Refer to Note 1
8
for further details.
Recently issued accounting pronouncements not yet adopted
In June 2016, the FASB issued ASU
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
The
 adoption of this standard
i
s
not expected to have a material impact
on

the
Group’s
consolidated financial statements.
In January 2017, the FASB issued ASU
2017-04,
“Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this standard is not expected to have a
material impact
on
the
G
roup’s
consolidated financial statements.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
3. Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2017, 2018 and 2019.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31,
 2017,
20
18 and 2019, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Digits performs the related credit assessment of the consumer financing receivables recorded in the Group’s consolidated balance sheets. JD Digits purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.
Currency convertibility risk
The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB27,566,040,
RMB15,443,123 and RMB33,601,008 as of December 31,
 2017,
2018 and 2019, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.
Foreign currency exchange rate risk
In July 2005, the PRC government changed its
decades-old
policy of pegging the value of the RMB to the US$. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 7% in 2017. The depreciation of the RMB against the US$
 was approximately
5
%
and 1%

in 2018 and 2019, respectively. It is difficult to
predict
how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4. Restricted cash
To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, the Group held restricted cash of RMB4,110,210,
RMB3,239,613 and RMB2,940,859 as of December

31, 2017, 2018 and 2019, respectively.

F-
39

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
5. Fair value measurement
As of December 31, 2017, 2018 and 2019, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	1,372,182	1,372,182	—	—
Restricted cash	4,110,210	—	4,110,210	—
Short-term investments
Wealth management products	8,582,754	—	8,582,754	—
Investment securities
Listed equity securities	10,027,813	10,027,813	—	—

Total assets	24,092,959	11,399,995	12,692,964	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	1,373	1,373	—	—
Restricted cash	3,239,613	—	3,239,613	—
Short-term investments
Wealth management products	1,934,820	—	1,934,820	—
Investment securities
Listed equity securities	15,901,573	15,901,573	—	—

Total assets	21,077,379	15,902,946	5,174,433	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	3,590,620	3,590,620	—	—
Restricted cash	2,940,859	—	2,940,859	—
Short-term investments
Wealth management products	23,206,770	—	23,206,770	—
Investment securities
Listed equity securities	21,417,104	21,417,104	—	—

Total assets	51,155,353	25,007,724	26,147,629	—

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
Restricted cash
Restricted cash is valued based on the pervasive interest rates in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

F-
4
0

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise
noted)

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
As of December 31, 2017, 2018 and 2019, gross unrealized gains of RMB23,755, RMB627 and RMB54,813 were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2017, 2018 and 2019, respectively.
Investment securities
Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. Prior to January 1, 2018, the Group accounted for the investment securities at fair value with unrealized gains and losses recognized in accumulated other comprehensive income on the consolidated balance sheets. Realized gains and losses on marketable equity securities sold or impaired were recognized in others, net in the consolidated statements of operations and comprehensive income/(loss). Starting from January 1, 2018, upon adoption of ASU
2016-01,
unrealized gains and losses during the year are recognized in others, net in the consolidated statements of operations and comprehensive income/(loss), and the Group recognizes a cumulative-effect adjustment for the net unrealized gains related to marketable equity securities of RMB
1,156,642
from accumulated other comprehensive income to the opening balance of retained earnings in the period
of
adoption
.
The following table summarizes the carrying value and fair value of the investment securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Provision for D ecline in V a lue	Fair Value
	RMB	RMB	RMB	RMB	RMB
December 31, 2017	9,087,935	1,476,834	(513,047)	(23,909)	10,027,813
December 31, 2018	16,071,098	3,952,704	(4,122,229)	—	15,901,573
December 31, 2019	18,329,057	5,008,610	(1,920,563)	—	21,417,104

In 2017, the Group invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB5,000,000, and held approximately 2.4% of China Unicom’s equity interest. As of December 31, 2019, the accumul
a
ted
unrealized loss related to the investment in China Unicom was RMB688,141 (as of December
31, 2017 and 2018: RMB366,032 and RMB
1,215,227).
In 2017, the Group invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB2,794,547 and held approximately 5.5% of Vipshop’s equity interest. In 2018
 and

2019
, the Group purchased additional shares with a total amount of RMB1,121,792. As of December 31, 2019, the accumul
a
ted

unrealized
gain
related to the investment in Vipshop was RMB1,077,422 (as of December 31,
2017 and 2018: unrealized loss of RMB37,064 and RMB
2,004,447).
In 2017, the Group invested in Farfetch.com Limited (“Farfetch”) with a total consideration of RMB
2,713,285,
and
this investment was accounted
for
as cost method investment as of December 31, 2017. On September 21, 2018, Farfetch completed its initial public offering on New York Stock Exchange. Concurrently with Farfetch’s initial public offering (“IPO”),
 the Group purchased additional shares with a total amount of RMB186,155, and started to account for the investment at fair value. As of December 31, 2019, the accumul
a
ted

unrealized
gain
related to the investment in Farfetch was RMB159,589 (as of December 31, 2018:
R
MB
2,250,113).
In 2018, the Group invested in ESR Cayman Limited (“ESR”) with
a
total consideration of RMB1,952,325,
and
this investment was accounted
for

as equity investment measured at fair value using the Measurement Alternative as of December 31, 2018. On November 1, 2019, ESR completed
IPO
on The Stock Exchange of Hong Kong Limited. Concurrently with ESR’s IPO, the Group sold
approximately 3.4% of its investment
i
n ESR and started to account for the remaining investment at fair value. As of December 31, 2019, the accumulated unrealized gain related to the investment in ESR was RMB1,777,252.

F-
4
1

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
5. Fair value measurement (Continued)
Other financial instruments
The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Time deposits. Time deposits with original maturities of three months or less and longer than three months but less than one year have been classified as cash equivalents and short-term investments, respectively, in the consolidated balance sheets. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31,
2017,
2018 and 2019, the fair value of time deposits classified as cash equivalents and short-term investment
s
amounted to
R
MB5,081,748,
RMB12,050,507 and RMB11,189,560, respectively.
Unsecured senior notes. The carrying amounts of unsecured senior notes approximate to their fair values due to the fact that the related interest rates approximate to the rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of unsecured senior notes was categorized as Level 2 in the fair value hierarchy. As of December 31, 2017, 2018 and 2019, the fair value of unsecured senior notes amounted to RMB6,527,960,
RMB6,382,604 and RMB7,195,427, respectively.
Short-term receivables and payables. Accounts receivable, loan receivables and prepayments and other current assets are financial assets with carrying values that approximate to fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and advance from customers, are financial liabilities with carrying values that approximate to fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Short-term borrowings and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term borrowings and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Nonrecourse securitization debt. The carrying amount of nonrecourse securitization debt approximates to its fair value due to the fact that the related interest rates approximate to the rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Assets and liabilities measured at fair value on a nonrecurring basis
Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.
Investment in equity investees. Investments in privately held companies and publicly traded companies included in investment in equity investees in the consolidated balance sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. The investments in privately held companies without readily determinable fair value were measured using significant unobservable inputs (Level 3) as of December 31, 2017, 2018 and 2019, and the
 impairment charges of RMB59,987, RMB593,138 and RMB1,612,139 were recorded in others, net in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2017, 2018 and 2019, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies and associated impairment charges are discussed in

Note 7 —“Investment in equity investees”.

F-
4
2

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
6. JD Digits reorganization
In the first half of 2017, the Group entered into a series of definitive agreements relating to the reorganization of JD Digits. Pursuant to the definitive agreements, the Group disposed all its equity stake of 68.6% in JD Digits so that it holds neither legal ownership nor effective control of JD Digits, received RMB14.3 billion in cash and is entitled to a royalty and software technical services fee of 40%
of the future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In addition, the Group would be able to convert its profit sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. Mr. Richard Qiangdong Liu, the Group’s Chairman of the Board and

the
Chief Executive Officer, also participated in the reorganization of JD Digits, and purchased an equity stake of JD Digits at the same price as third-party investors and pursuant to the same set of definitive agreements. Mr. Richard Qiangdong Liu also obtained majority voting rights in JD Digits through his equity stake and act-in-concert
arrangement with other investors and participants

of employee stock ownership plan. The
transaction was completed by June 30, 2017 and all of the cash consideration was received in
2017.
 After JD Digits’s additional round of financing in 2018, the Group’s percentage of Digits’s pre-tax profit sharing has been diluted to approximately 36
%, and if permitted by the regulation, the Group is entitled to convert its profit-sharing right into approximately 36% of JD Digits’s equity interest.
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
s
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
The Group has classified the historical financial results of JD Digits as discontinued operations in the Group’s consolidated statements of operations and comprehensive income/(loss) for the period presented prior to July 1, 2017.

F-
4
3

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
6. JD Digits reorganization (Continued)
The following tables set forth the results of operations and cash flows of discontinued operations, which were included in the Group’s consolidated financial statements:

For the year ended December 31, 2017 (*)
RMB
Net revenues	2,392,903
Operating expenses	(2,067,622)

Income from operations of discontinued operations	325,281
Other expenses	(316,245)

Income from discontinued operations before tax	9,036
Income tax expenses	(2,121)

Net income from discontinued operations, net of tax	6,915
Net loss from discontinued operations attributable to non-controlling interests shareholders	(5,030)
Net income from discontinued operations attributable to mezzanine equity classified as non-controlling interests shareholders	281,021

Net loss from discontinued operations attributable to ordinary shareholders	(269,076)

For the year ended December 31, 2017 (*)
RMB
Net cash used in discontinued operating activities	(2,485,741)
Net cash used in discontinued investing activities	(17,871,171)
Net cash provided by discontinued financing activities	14,054,620
(*)	Included financial results of discontinued operations from January 1, 2017 to June 30, 2017.
There were
no
profit sharing payments recognized in the Group’s consolidated financial statements after the JD Digits reorganization as JD Digits was in a loss position on a cumulative basis.
According to the JD Digits reorganization arrangements, upon certain redemption events of JD Digits, and on the premise that JD Digits is the first obligator, the Group and Suqian Dongtai Jinrong Investment Management Center, an entity controlled by Mr. Richard Qiangdong Liu further has the obligation to make up the remaining gap (if any) of the redemption price to the shareholders of JD Digits when all other means are exhausted, and such amount the Group needs to pay will be capped by the proceeds from the sales of the Group’s shares of JD Digits if the Group becomes a shareholder of JD Digits or the liquidity payment the Group would receive upon the liquidity events. As the Group and JD Digits are under common control of Mr. Richard Qiangdong Liu, the Group is therefore exempted from recording a guarantee liability in its consolidated financial statements. Based on the Group’s assessment, the chance to settle the guarantee obligation by the Group is remote as of December 31, 2017, 2018 and 2019.
As disclosed above, the Group’s exposure to pay the redemption price is limited to the proceeds from the sales of the Group’s shares of JD Digits or the liquidity event payment the Group received upon the certain liquidity events. And the Group’s maximum exposure to loss as a result of its involvement with JD Digits relates to net amounts due from JD Digits were RMB12,076,035
,
R
MB3,902,238 and RMB1,728,568 as of
December 31, 2017, 2018 and 2019, respectively (Note 30).

F-4
4

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
7. Investment in equity investees
Measurement Alternative and NAV practical expedient
Equity investments measured at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASU 2016-01. As of December 31, 2017, the carrying amount of the Group’s cost method investments was RMB9,750,726
. After adoption of ASU 2016-01, the carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was
RMB17,104,784 and RMB17,580,557

as of December 31, 2018 and 2019, respectively,
and the carrying amount of the Groups’ investments under NAV practical expedient was RMB944,378 and RMB2,515,919 as of December 31, 2018 and 2019,
respectively. For the years ended December 31,
 2017,
2018 and 2019,
the

Group invested RMB6,217,682,
RMB12,108,139 and RMB6,198,126 in multiple private companies and private equity funds accounted for under the Measurement Alternative and NAV practical expedient
,
respectively, which may have operational synergy with the Group’s core business. During the year ended Decem ber 31, 2019, investment consideration for the top two investees were RMB3,380,825 and RMB1,296,245, respectively. During the year ended December 31, 2019, fair value changes recognized for equity investments which were measured using the Measurement Alternative and NAV practical expedient were not significant.
The Group accounted for the investment in AiHuiShou International Co. Ltd., (“AiHuiShou”) under the Measurement Alternative. In June 2019, the Group signed series of agreements with AiHuiShou, an online second-hand consumer electronics trading platform. The Group merged its Paipai Secondhand business into AiHuiShou with certain exclusive traffic resources for the next five years, and additionally invested RMB138,582 in cash in exchange for additional preferred share investment in AiHuiShou. Total consideration for the above investment in AiHuiShou was
RMB3,380,825.
Equity method
As of December 31, 2019, the Group’s investments accounted for under the equity method totaled RMB15,479,331
(as of December 31, 2017 and 2018: RMB8,800,593 and
RMB13,307,454), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB5,508,062, the investment in Bitauto Holdings Limited (“Bitauto”) amounting to RMB1,817,781, the investment in Dada
Nexus Limited (“Dada”) amounting to
nil
, the investment in Tuniu Corporation (“Tuniu”) amounting to RMB457,443, the investment in Jiangsu Five Star Appliance Co., Ltd. (“Jiangsu Five Star”) amounting to RMB1,317,045, and investment in Yixin Group Limited (“Yixin”) amounting to RMB1,206,741. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.
Investment in Yonghui
On August 11, 2016, the Group completed the investment in Yonghui through the subscription of newly issued ordinary shares representing 10% equity interest in Yonghui. On May 23, 2018, the Group acquired additional ordinary shares from the existing shareholders of Yonghui, the Group’s interest in Yonghui’s issued and outstanding ordinary shares increased from 10% to 12% accordingly. Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. Total consideration for the investment in Yonghui was RMB5,458,074 in cash. Investment in Yonghui is accounted for using the equity method as the Group obtained significant influence by the rights to nominate two
board members out of
eleven
. The Group received dividend of
RMB114,845,
RMB143,557 and RMB120,338 for the years ended December 31,
2017, 2018 and 2019, respectively, which have been recorded as a reduction to the carrying amount of investment in Yonghui.

F-4
5

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
7. Investment in equity investees (Continued)
Investment in Yonghui (Continued)
Investment in Yonghui is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	RMB
Carrying value of investment in Yonghui	4,245,001	5,450,209	5,508,062
Proportionate share of Yonghui’s net tangible and intangible assets	1,946,349	2,122,874	2,249,239

Positive basis difference	2,298,652	3,327,335	3,258,823

Positive basis difference has been assigned to:
Goodwill	1,270,190	1,989,726	1,989,726
Amortizable intangible assets (*)	1,371,283	1,783,478	1,692,129
Deferred tax liabilities	(342,821)	(445,869)	(423,032)

	2,298,652	3,327,335	3,258,823

Cumulative gains in equity interest in Yonghui	124,917	250,538	428,729
(*)	As of December 31, 2019, the weighted average remaining life of the intangible assets not included in Yonghui’s consolidated financial statements was 15 years.
As of December 31,
 2017,
2018 and 2019, the market value of the Group’s investment in Yonghui was
RMB9,666,167
,
RMB8,609,614 and RMB8,248,601 based on its quoted closing price, respectively.
The proportionate share of Yonghui’s net income recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) was a gain of RMB122,893, RMB96,558 and RMB164,068 for the years ended December 31, 2017, 2018 and 2019, respectively. The following table includes the results of operations of Yonghui for each of the periods presented.

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019
	RMB	RMB	RMB
Revenue s	55,524,229	67,975,691	81,367,849
Gross profit	11,319,620	14,912,887	18,019,934
Income from operations	2,065,795	1,296,271	2,024,586
Net income	1,721,628	1,189,513	1,774,888
Net income attributable to shareholders	1,818,910	1,548,833	2,000,842
Percentage of ownership in Yonghui	10%	12%	12%

Proportionate share of Yonghui’s net income, before basis adjustments	181,891	160,630	232,580
Basis adjustments	(58,998)	(64,072)	(68,512)

Proportionate share of Yonghui’s net income	122,893	96,558	164,068

F-4
6

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
7. Investment in equity investees (Continued)
Investment in Bitauto
On February 16, 2015, the Group completed its investment in Bitauto through the subscription of newly issued ordinary shares, representing approximately 25% of the outstanding ordinary shares of Bitauto. Bitauto is a leading provider of internet content and marketing services for China’s fast-growing automotive industry that is listed on Nasdaq. Total consideration for the initial investment in Bitauto was RMB5,496,188 with a combination of RMB2,450,920 in cash and RMB3,045,268 in the form of future services, including exclusive access to the new and used car channels on the
JD Platform and additional support

from
the Group’s key platforms for a period of 5 years. On June 17, 2016, the Group additionally acquired Bitauto’s newly issued ordinary shares by paying the cash consideration of RMB328,975. As of December 31, 2019, the Group held approximately 24% of Bitauto’s issued and outstanding shares.
Investment in Bitauto is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	RMB
Carrying value of investment in Bitauto (*)	2,128,409	2,544,367	1,817,781
Proportionate share of Bitauto’s net tangible and intangible assets	2,228,925	2,619,609	2,347,924

Positive/(negative) basis difference	(100,516)	(75,242)	(530,143)

Positive/(negative) basis difference has been assigned to:
Goodwill (*)	—	—	—
Amortizable intangible assets (**)	(100,516)	(75,242)	(530,143)

	(100,516)	(75,242)	(530,143)

Cumulative losses in equity interest in Bitauto	(3,696,754)	(3,280,796)	(3,910,223)
(*)	In the first quarter of 2019, the Group conducted impairment assessment on its investment in Bitauto considering the duration and severity of the decline of Bitauto’s stock price after the investment, as well as the financial condition, operating performance and the prospects of Bitauto, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charge of RMB488,453 to write down the carrying value of its investment in Bitauto to the fair value, based on quoted closing price of Bitauto’s stock as of March 31, 2019.
(**)	As of December 31, 2019, the negative basis difference between carrying value of investment in Bitauto and proportionate share of Bitauto’s net tangible and intangible assets was RMB530,143. This difference would not be amortized.
As of December 31, 2017, 2018 and 2019, the market value of the Group’s investment in Bitauto was approximately RMB3,773,634 and

RMB
3,087,400
and RMB
1,793,871
based on its quoted closing price, respectively.

F-4
7

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
7. Investment in equity investees (Continued)
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

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	RMB
Carrying value of investment in Dada’s ordinary shares	139,147	—	—
Proportionate share of Dada’s net tangible and intangible assets	(1,579,323)	(1,709,458)	(1,701,718)

Positive basis difference	1,718,470	1,709,458	1,701,718

Positive basis difference has been assigned to:
Goodwill	1,605,891	1,605,891	1,605,891
Amortizable intangible assets (*)	150,105	138,089	127,770
Deferred tax liabilities	(37,526)	(34,522)	(31,943)

	1,718,470	1,709,458	1,701,718

Cumulative losses in equity interest in Dada’s ordinary shares	(2,024,903)	(2,164,050)	(2,164,050)

(*)	As of December 31, 2019, the weighted average remaining life of the intangible assets not included in Dada’s consolidated financial statements was 6 years.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
7. Investment in equity investees (Continued)
Investment in Dada (Continued)
The investment in Dada’s preferred shares is accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance
common stock and had no readily determinable fair value as of December 31, 2019. The warrant is a freestanding financial instrument and was recorded at fair value of RMB45,450 upon initial recognition. On December 28, 2017, the Group exercised the warrant in entirety in cash and purchased additional preferred shares of Dada, at the pre-determined
price with the total consideration of RMB983,820. On August 9, 2018, the Group further invested RMB1,230,808 to acquire the newly issued preferred shares of Dada. The Group’s investment in Dada’s ordinary shares has been reduced to zero
in 2018. According to ASC
323-10-35-25,
as the Group’s total investment in Dada includes the preferred shares investment, the
Group
should continue to recognize Dada’s losses up to the Group’s carrying value in the preferred shares investment. As of December 31, 2019, the Group recognized a cumulative loss of RMB1,373,385 against the investment in Dada’s preferred shares based on the ownership level and seniority of preferred shares investment the Group held in Dada. As of December 31, 2019, the carrying amount of preferred shares of Dada was RMB2,376,775.
Investment in Tuniu
In December 2014, the Group acquired 7% equity interest in Tuniu with cash consideration of RMB305,930. Tuniu is a leading online leisure travel company in China that is listed on Nasdaq. The Group accounted for the
i
nitial
i
nvestment as an
available-for-sale
security.
On May 22, 2015, the Group additionally acquired Tuniu’s newly issued ordinary shares for total consideration of RMB2,188,490 with a combination of RMB1,528,275 in cash and RMB660,215 in the form of future services, including granting Tuniu an exclusive right
s
, for a period of 5 years, to operate the leisure travel channels on the
JD Platform, and Tuniu
becomes the Group’s preferred partner for hotel and air ticket booking services. After the subsequent investment in May 2015, the Group held approximately 28% of Tuniu’s issued and outstanding shares and had one
board seat. Hence, the Group adopted equity method of accounting to account for the investment in Tuniu.
Investment in Tuniu is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	RMB
Carrying value of investment in Tuniu (*)	947,500	858,566	457,443
Proportionate share of Tuniu’s net tangible and intangible assets	779,525	714,009	633,295

Positive/(negative) basis difference	167,975	144,557	(175,852)

Positive/(negative) basis difference has been assigned to:
Goodwill (*)	23,899	23,899	—
Amortizable intangible assets (**)	192,101	160,877	(175,852)
Deferred tax liabilities	(48,025)	(40,219)	—

	167,975	144,557	(175,852)

Cumulative losses in equity interest in Tuniu	(1,546,645)	(1,635,579)	(2,036,702)

(*)	In the second
and fourth
quarter of 2019, the Group conducted impairment assessment
s
on its investment in Tuniu considering the duration and severity of the decline of Tuniu’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charge
s
of RMB222,212
and R
MB
86,072 in the second and fourth
quarter
s
of 2019, respectively, to write down the carrying value of its investment in Tuniu to its fair value, based on quoted closing price
s
of Tuniu as of June 30, 2019 and December 31, 2019, respectively.

(**)	As of December 31, 2019, the negative basis difference between carrying value of investment in Tuniu and proportionate share of Tuniu’s net tangible and intangible assets was RMB175,852. This difference would not be amortized.

As of December 31, 2017, 2018
and 2019, the market value of the Group’s investment in Tuniu was approximately
RMB1,304,082,
RMB867,921 and RMB457,443 based on quoted closing price, respectively.

F-
49

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
7. Investment in equity investees (Continued)
Investment in Jiangsu Five Star
In April 2019, the Group invested RMB1,274,257 with a combination of cash and assumption of the seller’s debt as consideration to acquire ordinary shares of Jiangsu Five Star, a leading offline retailer of home appliances and consumer electronics, from its existing shareholder (the “Seller”), in exchange for 46% of Jiangsu Five Star’s total equity interest. The Group also provided a fifteen months interest-bearing loan of
RMB1,024,946 to the Seller and has the right
s
 to purchase additional shares. Investment in Jiangsu Five Star is accounted for using the equity method as the Group obtained significant influence by the rights to nominate two board members out of five.
Investment in Jiangsu Five Star is accounted for using the equity method with the investment cost allocated as follows:

	As of April 29, 2019	As of December 31, 2019
	RMB	RMB
Carrying value of investment in Jiangsu Five Star	1,274,257	1,317,045
Proportionate share of Jiangsu Five Star’s net tangible and intangible assets	432,310	480,438

Positive basis difference	841,947	836,607

Positive basis difference has been assigned to:
Goodwill	586,325	586,325
Amortizable intangible assets (*)	208,840	206,069
Property (*)	131,990	127,641
Deferred tax liabilities	(85,208)	(83,428)

	841,947	836,607

Cumulative gains in equity interest in Jiangsu Five Star	—	42,788

(*)	As of December 31, 2019, the weighted average remaining lives of the intangible assets and property were 19 years and 24 years, respectively.

Investment in Yixin
In February 2015 and August 2016, the Group invested US$100,000 and US$30,000 in cash, respectively, to acquire Yixin’s newly issued preferred shares. Yixin, a controlled subsidiary of Bitauto, is a leading online automobile retail transaction platform in China. The investment in Yixin was accounted for under the cost method as the underlying shares the Group invested in were not considered in-substance
common stock and had no readily determinable fair value.
On November 16, 2017, Yixin successfully completed the global offering and traded on the Main Board of
t
he Stock Exchange of Hong Kong Limited. After the offering, the Group held approximately 11% of Yixin’s issued and outstanding shares and the investment is accounted for using the equity method, as the preferred shares the Group previously invested in were automatically converted into ordinary shares upon listing and the Group obtained significant influence by the rights to nominate one
non-executive
board member out of
nine
and the significant influence on its controlling shareholder, Bitauto.

F-
5
0

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
7. Investment in equity investees (Continued)
Investment in Yixin (Continued)

Investment in Yixin is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	RMB
Carrying value of investment in Yixin	860,992	1,044,537	1,206,741
Proportionate share of Yixin’s net tangible and intangible assets	1,703,448	1,641,276	1,663,071

Negative basis difference	(842,456)	(596,739)	(456,330)

Cumulative gains in equity interest in Yixin	—	183,545	345,749

As of December 31, 2019, the negative basis difference between carrying value of investment in Yixin and proportionate share of Yixin’s net tangible and intangible assets was RMB456,330. This difference would not be amortized.
As of December 31, 2017,
2018 and 2019, the market value of the Group’s investment in Yixin was approximately
RMB3,586,393,
RMB1,049,246 and RMB1,060,433 based on quoted closing price, respectively.
The Group summarizes the condensed financial information of the Group’s equity investments under e
quity me
thod
as a group below in accordance with Rule
4-08
of Regulation
S-X:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Operating data:
Revenue s	72,206,753	94,099,295	128,942,238
Gross profit	19,162,739	26,893,544	34,540,510
Loss from operations	(2,200,140)	(1,471,960)	(534,006)
Net loss	(2,549,137)	(1,722,715)	(564,940)
Net loss attributable to shareholder s	(2,977,210)	(1,748,305)	(1,235,224)

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance sheet data:
Current assets	78,125,211	110,276,278	117,073,881
Non-current assets	62,806,104	78,546,934	97,456,584
Current liabilities	58,734,790	80,643,552	94,482,219
Non-current liabilities	16,703,429	22,755,496	18,910,340
Redeemable stock	5,877,854	9,897,962	10,593,025
Non-controlling interests	717,106	431,498	380,510

F-
5
1

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
7. Investment in equity investees (Continued)
The Group recorded its interests in Yonghui, Bitauto, Dada, Tuniu, Jiangsu Five Star and Yixin one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.
The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the Measurement Alternative investments of RMB59,987, RMB593,138 and RMB1,612,139 were recorded in others, net in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, the accumulated impairment of the Group’s Measurement Alternative investments was RMB

2,458,382. Impairment charges in connection with the equity method investments of nil, nil and RMB796,737 were recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2017, 2018 and 2019, respectively.
8. Accounts receivable, net
Accounts receivable, net consists of the following:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Online retail and online marketplace receivables (*)	14,819,862	7,756,808	2,392,737
Logistics receivables	1,020,771	2,997,163	3,073,641
Advertising receivables and others	572,495	534,410	1,042,211

Accounts receivable	16,413,128	11,288,381	6,508,589
Allowance for doubtful accounts	(53,981)	(178,393)	(318,001)

Accounts receivable, net	16,359,147	11,109,988	6,190,588
The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	(36,993)	(53,981)	(178,393)
Additions	(16,988)	(124,412)	(213,395)
Write-off	—	—	73,787

Balance at end of the year	(53,981)	(178,393)	(318,001)

(*)	For the accounts receivable in relation to consumer financing business, which is recorded in online re tail
 and online marketplace receivables, as JD Digits performs credit risk assessment services for the individuals and purchases the over-due
receivables from the Group at carrying values to absorb the risks and obtain the rewards from such business, no allowance for doubtful accounts in relation to consumer financing receivables were provided.

F-
5
2

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
9. Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Products	41,840,945	44,678,983	58,795,341
Packing materials and others	358,207	219,961	223,234

Inventories	42,199,152	44,898,944	59,018,575
Inventory valuation allowance	(498,773)	(868,860)	(1,086,419)

Inventories, net	41,700,379	44,030,084	57,932,156

10. Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Electronic equipment	7,172,694	13,780,685	14,397,628
Building and building improvement	5,855,920	9,118,708	9,084,029
Logistics, warehouse and other heavy equipment	2,693,969	3,912,356	6,104,497
Vehicles	1,164,376	1,240,001	1,249,667
Leasehold improvement	827,408	1,318,735	2,100,120
Office equipment	287,282	406,534	388,841
Software	203,848	250,920	301,919

Total	18,205,497	30,027,939	33,626,701
Less: accumulated depreciation	(5,631,319)	(8,945,101)	(12,911,659)
Less: impairment	—	—	(60,971)

Net book value	12,574,178	21,082,838	20,654,071

Depreciation expenses were RMB2,310,065, RMB3,533,483 and RMB4,673,362 for the years ended December 31, 2017, 2018 and 2019, respectively.
11. Land use rights, net
Land use rights, net consist of the following:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Land use rights	7,254,974	10,860,924	11,380,221
Less: accumulated amortization	(204,165)	(385,266)	(488,479)

Net book value	7,050,809	10,475,658	10,891,742

Amortization expenses for land use rights were RMB84,405, RMB181,101 and RMB222,143 for the years ended December 31, 2017, 2018 and 2019, respectively.
As of December 31, 2019, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ending December 31,
	2020	2021	2022	2023	2024	2025 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	228,572	228,572	228,572	228,572	228,572	9,748,882

F-
5
3

JD.
com
, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
12. Intangible assets, net
Intangible assets, net consist of the
following
:

	As of December 31, 2017
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic Cooperation	5.0	6,075,289	(4,563,957)	—	1,511,332
Non-compete	8.0	2,467,005	(885,390)	—	1,581,615
Domain names and trademark	19.5	3,250,789	(278,372)	(27,124)	2,945,293
Technology and others	6.2	1,040,668	(256,606)	(129,585)	654,477

Total	9.3	12,833,751	(5,984,325)	(156,709)	6,692,717

	As of December 31, 2018
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic c ooperation	5.0	6,075,289	(5,779,015)	—	296,274
Non-compete	8.0	2,467,005	(1,194,067)	—	1,272,938
Domain names and trademark	19.3	3,305,413	(453,423)	(27,124)	2,824,866
Tech nology and o thers	6.2	1,165,899	(403,270)	(145,001)	617,628

Total	9.3	13,013,606	(7,829,775)	(172,125)	5,011,706

	As of December 31, 2019
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB	RMB	RMB	RMB
Strategic c ooperation	5.0	6,075,289	(6,075,289)	—	—
Non-compete	8.0	2,467,005	(1,502,141)	—	964,864
Domain names and trademark	19.3	3,311,250	(633,360)	(27,124)	2,650,766
Technology and o thers	6.2	1,181,076	(541,671)	(145,001)	494,404
Total	9.3	13,034,620	(8,752,461)	(172,125)	4,110,034

Amortization expenses for intangible assets were RMB1,798,246, RMB1,845,450 and RMB932,550 for the years ended December 31, 2017, 2018 and 2019, respectively. The Group recorded an impairment charge of nil, RMB15,416 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.
As of December 31, 2019, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ending December 31,
	2020	2021	2022	2023	2024	2025 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	633,717	625,153	460,885	339,733	229,864	1,820,682

F-5
4

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
13. Goodwill
The changes in the carrying amount of goodwill were as follows:

	JD Retail	N ew Businesses	Total
	RMB	RMB	RMB
Balance as of December 31, 2016
Goodwill	6,527,019	2,593,420	9,120,439
Accumulated impairment loss	—	(2,593,420)	(2,593,420)

	6,527,019	—	6,527,019

Transaction in 2017
Additions	123,551	—	123,551

Balance as of December 31, 2017
Goodwill	6,650,570	2,593,420	9,243,990
Accumulated impairment loss	—	(2,593,420)	(2,593,420)

	6,650,570	—	6,650,570

Transaction in 2018
Impairment	(6,901)	—	(6,901)

Balance as of December 31, 2018
Goodwill	6,650,570	2,593,420	9,243,990
Accumulated impairment loss	(6,901)	(2,593,420)	(2,600,321)

	6,643,669	—	6,643,669

Balance as of December 31, 2019
Goodwill	6,650,570	2,593,420	9,243,990
Accumulated impairment loss	(6,901)	(2,593,420)	(2,600,321)

	6,643,669	—	6,643,669

The Group recorded an impairment charge of nil, RMB6,901 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.
14.
Short-term borrowings
Short-term borrowings as of December 31, 2017, 2018 and 2019 amounted to RMB200,000, RMB147,264 and nil, respectively, which consisted of borrowings from financial institutions. All of these borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2017 and 2018 was approximately 7.00% and 4.15 % per annum, respectively.
15. Accounts payable
Accounts payable consists of the following:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Vendor payable	62,548,717	66,701,380	74,639,015
Shipping charges payable and others	11,788,991	13,283,638	15,789,367

Total	74,337,708	79,985,018	90,428,382

F-5
5

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
1
6
. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Deposits	9,787,387	12,870,155	14,619,420
Salary and welfare	3,131,752	3,952,163	5,037,530
Rental fee payables	400,632	653,105	332,893
Internet data center fee	212,143	387,478	614,712
Liabilities for return allowances (*)	—	363,191	425,135
Accrued administrative expenses	185,876	318,012	368,821
Professional fee	59,802	122,930	268,054
Vehicle fee	69,042	114,576	190,289
Interest payable	84,807	44,449	43,598
Payable related to employees’ exercise of share-based awards	152,177	42,979	403,398
Others	1,034,222	1,423,642	2,352,330

Total	15,117,840	20,292,680	24,656,180

(*)	Liabilities for return allowances were included in “Accounts receivable, net” as of December 31, 2017.

1
7
. Unsecured senior notes
In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016.
A summary of the Company’s unsecured senior notes as of December 31, 2017, 2018 and 2019 is as follows:

	As of December 31,			Effective interest rate
	2017	2018	2019
	RMB	RMB	RMB
US$500,000 3.125% notes due 2021	3,242,565	3,413,264	3,477,276	3.37%
US$500,000 3.875% notes due 2026	3,204,792	3,372,879	3,435,216	4.15%

Carrying value	6,447,357	6,786,143	6,912,492
Unamortized discount and debt issuance costs	86,843	77,057	63,708

Total principal amounts of unsecured senior notes	6,534,200	6,863,200	6,976,200

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
The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale all or substantially all of the Company’s assets. The notes will rank senior in right
s
of payment to all of the Company’s existing and future obligations expressly subordinated in right
s
of payment to the notes and rank at least equal in right
s
of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).
The proceeds from issuance of the unsecured senior notes were used for general corporate purposes.
As of December 31, 2019, the principal of the unsecured senior notes of RMB3,488,100 and RMB3,488,100 will be due in 2021 and 2026, respe ctively
, and the aggregate amounts repayable of RMB3,488,100 and RMB3,488,100 were within a period of more than one year but not exceeding two years and within a period of more than five years, respectively.

F-5
6

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
1
8
. Leases
The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.
A summary of supplemental information related to operating leases as of December 31, 2019 is as follows:

As of December 31, 2019
RMB
Operating lease ROU assets	8,643,597
Operating lease liabilities-current	3,193,480
Operating lease liabilities-non-current	5,523,164

Total operating lease liabilities	8,716,644

Weighted average remaining lease term	4.4 years
Weighted average discount rate	4.7%

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income
/(loss)
and supplemental cash flow information related to operating leases is as follows:

For the year ended December 31, 2019
RMB
Operating lease cost	3,377,389
Short-term lease cost	1,212,899

Total (*)	4,590,288

Cash paid for operating leases	3,460,898

(*)	The lease expenses based on ASC 840 were RMB 3,086,709 and RMB 4,571,036 for the years ended December 31, 2017 and 2018, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2019 is as follows:

As of December 31, 2019
RMB
2020	3,267,527
2021	2,187,920
2022	1,549,062
2023	1,085,230
2024	664,785
2025 and thereafter	926,265

Total lease payments	9,680,789
Less: interest	(964,145)

Present value of operating lease liabilities	8,716,644

As of December 31, 2019, the Group has no significant lease contract that has been entered into but not yet commenced.
As of December 31, 2018, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

As of December 31, 2018
RMB
2019	3,596,926
2020	2,553,344
2021	1,452,812
2022	907,116
2023	459,342
2024 and Thereafter	1,044,818

10,014,358

F-5
7

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
1
9
. Gain on sal
e
of
development properties
Gain on
sale
 of
development properties
for the years ended December 31, 2017, 2018 and 2019 were nil, nil

and RMB3,884,709, respectively. The gain on
sale
of
development properties
for the year ended December 31, 2019 was mainly derived from disposals of logistics facilities to JD Logistics Properties Core Fund, L.P. (
the
“Core Fund”).
In 2018, the Group established
JD Property
to manage the expanding logistics facilities and other real estate properties. In February 2019,
JD

Propert
y
established

Core Fund together with GIC Private Limited (“GIC”), Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. The Group serves as the general partner and committed 20% of the total capital of

Core Fund
 as
t
h
e limited pa
rtner
, and GIC committed the remaining 80%.
Furthermore, on Feb
ruary 27
, 2019
, the Group entered into definitive agreements with

Core Fund, pursuant to which the Group will dispose of certain modern logistics facilities to

Core Fund for a total gross asset value of RMB10.9
billion, and concurrently lease back these completed facilities for operational purposes with an initial lease term of 5 to 6 years. The initial annual rent for the completed facilities is approximate RMB0.7 billion that increases by 3% per year throughout each 5 years period, and the rental rate will be adjusted based on the growth rate of fair market rent at the beginning of each 5 years period. Upon the expiry of the initial lease agreement, if the adjusted rental rate is acceptable, the Group may choose to renew the lease with the same terms and conditions. Core Fund will use leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing.
The investment committee of Core Fund, which comprises the representatives from the Group and GIC, will oversee the key operations of Core Fund. Given the control over Core Fund is shared between the Group and GIC, the Group does not consolidate Core Fund and investment in Core Fund is accounted for using the equity method as the Group obtained significant influence by the rights to nominate two members of the investment committee out of four. The lease back transaction is classified as an operating lease, and accounted for under ASC 842, the ROU assets and operating lease liabilities were recorded accordingly.
In the second half of 2019, the closing conditions for the asset group of completed logistics facilities were met and Core Fund signed definitive facility agreements with bank consortium to finance the purchase, therefore, the Group recorded a total disposal gain of

RMB
3,801,492
 for the completed assets
for
the year ended December
31
,
2019
, which represents the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date. For the remaining logistics facilities under construction, the Group will derecognize
these assets upon its completion and satisfaction of the hand
-
over condition.
2
0
. Interest income and interest expense
Interest income and interest expense consist of the following:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Interest income:
Interest income in relation to nonrecourse securitization debt charged to JD Digits	702,147	527,025	37,646
Interest income in relation to loans provided to JD Digits	569,395	119,047	40,628
Interest income in relation to bank deposits, wealth management products and others	1,258,948	1,471,849	1,707,298

Total	2,530,490	2,117,921	1,785,572

Interest expense:
Interest expense in relation to nonrecourse securitization debt	(702,147)	(527,025)	(37,646)
Interest expense in relation to unsecured senior notes, bank borrowings and others	(261,595)	(327,513)	(687,364)

Total	(963,742)	(854,538)	(725,010)

8

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
1
. Others, net
Others, net consist of the following:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Gain from business and investment disposals	74,965	1,320,266	1,199,407
Government financial incentives	843,447	614,658	2,222,223
Impairment of investments	(139,823)	(593,138)	(1,954,031)
Foreign exchange gains/(losses), net	213,482	(192,491)	124,070
Gains/(losses) from fair value change of long-term investments	—	(1,512,979)	3,495,709
Others	324,337	458,859	287,931

Total	1,316,408	95,175	5,375,309

Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Government financial incentives are recognized in others, net in the consolidated statements of operations and comprehensive income/(loss) when the government financial incentives are received and no further conditions need to be met. The amounts of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.
2
2
. Taxation
a)
Value added tax
(“VAT”)
The Group is subject to statutory VAT rate of
 13% prior to
J
uly
 1,

2017
, 11% from July 1, 2017 to April 30, 2018
,
10% from
May
 1,
2018
 to March 31, 2019 and 9% from April 1, 2019 for revenues from sales of audio, video products and books in the PRC.
The Group is subject to statutor
y VAT rate of 17% prior to May 1, 2018
,
 16% from
May
 1,
2018
to March 31, 2019 and 13% from April 1, 2019 for sales of other products in the PRC. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 2020 in comply with relevant VAT regulations of the PRC.
The Group is subject to VAT at the rate of 6% or
 11%/
10%/9% (
11
% prior to
May
 1,
 2018, 10% from May 1, 2018 to March 31,
2019
 and
9% from April 1, 2019) for revenues from logistics services, and 6% for revenues from online advertising and other services.
The Group is also subject to cultural undertaking development fees at the rate of 3% on revenues from online advertising services in the PRC, which is reduced by 50% from July 1, 2019 to December 31, 2024.

F-
59

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
22. Taxation (Continued)

b)
Income tax
Cayman Islands
Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands
Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.
Indonesia
Under the current laws of the Republic of Indonesia, the Group’s subsidiaries in Indonesia are subject to 25% income tax on its taxable income generated from operations in Indonesia.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the year of assessment 2017/2018. Commencing from the year of assessment 2018/2019, the first Hong Kong dollars (“HK$”) 2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, the Company is exempted from the Hong Kong income tax on its foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
China
Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and consolidated VIEs are subject to the statutory income tax rate of

25%.
The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-
exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three
calendar years. Beijing Shangke has been entitled to an exemption from income tax for first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as HNTE and enjoys a preferential income tax rate of 15%. The privileges cannot be applied simultaneously. Beijing Shangke applied the privilege of “software enterprise” and was exempted from income tax in 2017, and enjoyed a preferential income tax rate of 12.5% in 2018 and 2019.
Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2020), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Several entities of the Group are qualified as the enterprises within the Catalogue of Encouraged Industries in Western Regions and enjoyed 15% preferential income tax rate.

F-
60

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
22. Taxation (Continued)

b)
Income tax (Continued)

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would entitle to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020.
Withholding tax on undistributed dividends
The
EIT
Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the
PRC be treated as a resident enterprise for
the
PRC tax purposes and consequently be subject to the

PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC
company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as
a resident enterprise for
t
he
PRC tax purposes.
The
E
IT law also imposes a withholding income tax of 10% on dividends distribute
d by
a Foreign Investment Enterprise
(“FIE”)

to its
immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than
5
% (if the foreign investor owns directly at least
25
% of the shares of the FIE). The Company did not record any dividend withholding tax on the retained earnings of its FIEs in the PRC, as the Company intends to reinvest all earnings in China to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.
The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income/(loss) before tax
Income/(loss) from China operations	3,681,735	(578,300)	14,177,105
Loss from non-China operations	(3,560,775)	(1,795,378)	(484,573)

Total income/(loss) before tax	120,960	(2,373,678)	13,692,532

Income tax benefits/(expenses) applicable to China operations
Current income tax expenses	(360,603)	(437,326)	(1,269,323)
Deferred tax benefits /(expen ses)	221,010	10,454	(533,117)

Subtotal income tax expenses applicable to China operations	(139,593)	(426,872)	(1,802,440)

Total income tax expenses	(139,593)	(426,872)	(1,802,440)

F-
61

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
2
. Taxation (Continued)
b)
Income tax (Continued)

Reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the year ended December 31,
	2017	2018	2019
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax rates and tax holiday	(942.7)%	8.3%	(8.1)%
Tax effect of tax-exempt entities	588.6%	(1.9)%	3.7%
Effect on tax rates in different tax jurisdiction	30.5%	2.2%	(3.9)%
Tax effect of non-deductible expenses	536.0%	(42.4)%	5.7%
Tax effect of non-taxable income	(14.0)%	3.8%	(1.0)%
Tax effect of Super Deduction and others	—	53.9%	(13.2)%
Changes in valuation allowance	(120.8)%	(66.7)%	5.0%
Expiration of loss carry forwards	12.8%	(0.2)%	—

Effective tax rates	115.4%	(18.0)%	13.2%

The following table set
s
forth the effect of tax holiday:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Tax holiday effect	1,140,251	198,118	1,115,598
Effect of tax holiday on basic net income/( loss ) per share	0.40	0.07	0.38
Effect of tax holiday on diluted net income/( loss ) per share	0.39	0.07	0.38
c)
Deferred tax assets and deferred tax liabilities

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	1,162,287	2,028,350	2,775,074
- Deferred revenues	299,723	283,824	137,128
- Inventory valuation allowance	124,693	217,215	271,605
- Allowance for doubtful accounts	52,117	88,036	214,932
- Unrealized fair value losses for certain investments	—	482,027	356,259
Less: valuation allowance	(1,480,570)	(2,996,294)	(3,674,442)

Net deferred tax assets	158,250	103,158	80,556

Deferred tax liabilities
- Intangible assets arisen from business combination	882,248	819,032	748,691
- Accelerated tax depreciation and others	—	9,441	590,297

Total deferred tax liabilities	882,248	828,473	1,338,988

As of December 31, 2019, the accumulated net operating loss of RMB5,413,758 of the Company’s subsidiaries incorporated in Singapore and Hong Kong can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of RMB8,863,674 mainly arose from the Company’s subsidiaries and consolidated VIEs established in the PRC and Indonesia, which can be carried forward to offset future taxable income and will expire during the period from 2020 to 2024.
A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

F-
6
2

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
2
. Taxation (Continued)
c)
Deferred tax assets and deferred tax liabilities (Continued)
The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses (except for the net operating loss generated by certain entities in 2017, 2018 and 2019) and other deferred tax assets will not be utilized in the future based on its estimate of the operation performance of these PRC entities. The amount of valuation allowance offset in deferred tax assets as of December 31, 2017, 2018 and 2019 was

RMB1,480,570,
RMB2,996,294 and RMB3,674,442
,
respectively.
The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	1,626,680	1,480,570	2,996,294
Additions	807,558	2,755,222	7,635,196
Reversals	(953,668)	(1,239,498)	(6,957,048)

Balance at end of the year	1,480,570	2,996,294	3,674,442

2
3
. Convertible redeemable
non-controlling
interests
In 2018, the Group entered into definitive agreements with third-party investors to raise financing for Jingdong Express, the parent company of JD Logistics, with the total amount of US$2,510,000
(R
MB15,973,564)
by issuance of the series A preferred shares of Jingdong Express (“Jingdong Express Series A Preferred Shares”), representing approximately 19% of the ownership of Jingdong Express on a fully diluted basis.
The Group determined that Jingdong Express Series A Preferred Shares should be classified as mezzanine equity upon their issuance since they were contingently redeemable by the holders 5 years from the issuance date in the event that a qualified initial public offering (‘‘Qualified IPO’’) has not occurred and Jingdong Express Series A Preferred Shares have not been converted. The Qualified IPO is defined as an IPO that (i) has been approved by the Board of Directors of Jingdong Express or (ii) with the offering price per share that values Jingdong Express at no less than US$20,000,000 on a fully diluted basis immediately following the completion of such offering.
The Group records accretion on Jingdong Express Series A Preferred Shares, where applicable, to the redemption value from the issuance date to the earliest redemption date.
The Group determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of Jingdong Express Series A Preferred Shares. Jingdong Express Series A Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of Jingdong Express’s shares.
The Group determined that there was no embedded beneficial conversion feature attributable to Jingdong Express Series A Preferred Shares because the initial effective conversion prices were higher than the fair value of Jingdong Express’s ordinary shares determined by the Group with the assistance from an independent valuation firm.
The rights, preferences and privileges of Jingdong Express Series A Preferred Shares are as follows:
Dividend Rights
As regards dividends, Jingdong Express Series A Preferred Shares shall rank pari passu with the ordinary shares and the holders of Jingdong Express Series A Preferred Shares shall be entitled to the same amount of dividends as the

holders of the ordinary shares on an as converted basis as if they were a single class. No dividend or distribution shall be payable except out of any funds legally available.

F-
6
3

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
3
. Convertible redeemable
non-controlling
interests (Continued)
Voting Rights
The holder of each ordinary share issued and outstanding should have one

vote in respect of each ordinary share held and the holder of each Jingdong Express Series A Preferred Shares shall carry such number of votes as is equal to the number of votes of ordinary shares then issuable upon the conversion of such Jingdong Express Series A Preferred Shares. The holders of Jingdong Express Series A Preferred Shares and the holders of ordinary shares shall vote together and not as a separate class.
Liquidation Preferences
In the event of any voluntary or involuntary liquidation, dissolution or winding up of Jingdong Express, all assets and funds of Jingdong Express legally available for distribution (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed ratably among the holders according to their relative number of ordinary shares held by such holders (all Jingdong Express Series A Preferred Shares as if they had been converted into ordinary shares immediately prior to such liquidation, dissolution or winding up of Jingdong Express).
Redemption Rights
From and after the fifth anniversary of Jingdong Express Series A Preferred Shares original issuance date, and prior to the consummation of a Qualified IPO, each holder of Jingdong Express Series A Preferred Shares shall have the rights at any time to require and demand Jingdong Express to redeem all or any portion of Jingdong Express Series A Preferred Shares held by such holder.
The initial redemption price payable on each Jingdong Express Series A Preferred Shares is the total of:
(i)	any dividend relating to each Jingdong Express Series A Preferred Shares which has been declared by Jingdong Express but unpaid, to be calculated up to and including the date of the redemption; plus

(ii)	Jingdong Express Series A Preferred Shares purchase price, that is US$
2.50
per Jingdong Express Series A Preferred Shares, subject to appropriate adjustments in the event of any share dividend, share combination or similar recapitalization events.

Jingdong Express accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of Jingdong Express Series A Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital.
Once additional
paid-in-capital
has been exhausted, additional charges are recorded by increasing the accumulated deficit.
Conversion Rights
Each Jingdong Express Series A Preferred Shares shall be convertible, at the option of the holder of Jingdong Express Series A Preferred Shares, at any time after the date of issuance of such Jingdong Express Series A Preferred Shares, into such number of fully paid and non-assessable ordinary shares as is determined by dividing Jingdong Express Series A Preferred Shares purchase price by the conversion price then applicable to such Jingdong Express Series A Preferred Shares. The conversion price of each Jingdong Express Series A Preferred Shares is the same as its original issuance price if no adjustments to conversion price have occurred. As of December 31, 2019, each
Jingdong Express Series A Preferred Shares is convertible into one
ordinary share.
Each Jingdong Express Series A Preferred Shares shall automatically be converted into ordinary shares (i) upon the consummation of a Qualified IPO; or (ii) in the event that the holders of Jingdong Express Series A Preferred Shares holding at least
50%
of Jingdong Express Series A Preferred Shares in issue elect to convert Jingdong Express Series A Preferred Shares.

F-6
4

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise
noted
)
2
3
. Convertible redeemable
non-controlling
interests (Continued)
The convertible redeemable

non-controlling

interests for the years ended December 31, 2018 and 2019 are summarized as follows:

	Number of shares	Amount
		RMB
Balance as of December 31, 2017	—	—
Issuance	1,004,000,000	15,973,564
Less: preferred shares issuance costs		(14,772)
Net income from continuing operations attributable to mezzanine equity classified as non-controlling interests shareholders		2,492

Balance as of December 31, 2018	1,004,000,000	15,961,284

Net income from continuing operations attributable to mezzanine equity classified as non-controlling interests shareholders		3,100

Balance as of December 31, 2019	1,004,000,000	15,964,384

2
4
. Financing for JD Health
In May 2019, the Group’s healthcare subsidiary, JD Health International, Inc. (“JD Health”) entered into definitive agreements for the non-redeemable
series A preferred share financing (“JD Health Series A Preferred Shares”) with a group of third-party investors. The total amount of financing raised wa
s
US$931 million, representing 13.5% of the ownership of JD Health on a fully diluted basis.
The Group determined that JD Health Series A Preferred Shares should be classified as non-controlling
interests upon its issuance since they were not redeemable by the holders. As of December 31, 2019, among the proceeds received, RMB1,045,400  was recorded as non-controlling
interests and RMB5,232,343 was recorded as additional
paid-in
capital.
2
5
. Ordinary shares
Upon inception, 1 ordinary share was issued at a par value of US$0.00002 per share.
In March 2014, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly owned subsidiary of Tencent
 Holding
s
Limited
(“Tencent”),
 in connection with Tencent Transaction (Note
30
). Additionally, upon the initial public offering in May 2014, the Company issued 166,120,400 Class A ordinary shares. Concurrently, the Company issued 139,493,960 Class A ordinary shares in a private placement to Huang River Investment Limited.
In June 2016, the Company issued 144,952,250 Class A ordinary shares to Newheight Holdings Ltd., a wholly owned subsidiary of Walmart, in connection with Walmart Transaction.
In June 2018, the Company issued 27,106,948 Class A ordinary shares to Google LLC, and received a consideration of US$549,836 (RMB3,531,870) after deducting financing charges.
In May 2019, the Company issued 8,127,302 Class A ordinary shares to Huang River Investment Limited (Note
3
0
).
The ordinary shares reserved for future exercise of the RSUs and share options were
 149,369,486,
160,323,374 and 137,075,214 as of December 31,
 2017,
2018 and 2019, respectively.

F-6
5

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
6
. Share repurchase program
In September 2015, the Company’s Board of Directors authorized a share repurchase program (“2015 share repurchase program”) under which the Company may repurchase up to US$1,000,000 worth of its American depositary shares (“ADSs”) over the following 24 months. In December 2018, the Company’s Board of Directors authorized a share repurchase program (“2018 share repurchase program”) under which the Company may repurchase up to US$1,000,000 worth of its ADSs over the following 12 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.
Under
 the
2015 share repurchase program, the Company repurchased 31,065,784 ADSs for US$800,000 (RMB5,338,276
)
on the open market, at a weighted average price of US$25.75 per ADS, and entered into structured repurchase agreements involving the use of capped call options for the purchase of shares during the year ended December 31, 2016. The Company paid an
aggregate price of US$300,000 (RMB2,007,100) for the structured repurchase agreements during the year ended December 31, 2016, and received US$216,220 (RMB1,463,218) and US$107,239 (RMB737,501) upon the settlement of these agreements during the years ended December 31, 2016 and 2017, respectively, as the outcome of these arrangements was based entirely on the Company’s stock price and did not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction was recorded in the shareholders’ equity.
No repurchase activity was incurred in 2017.
Under
 the
2018 share repurchase program, as of December 31, 2019, the Company repurchased 2,332,048 ADSs.
For the year ended December 31, 2018, the Company repurchased
1,396,200 ADSs for US$29,999 (RMB205,886) on the open market, at a weighted average price of US$21.48 per ADS.
For the year ended December 31, 2019, the Company repurchased
935,848 ADSs for US$19,101 (RMB131,010) on the open market, at a weighted average price of US$20.41 per ADS.
The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

F-6
6

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
7
. Other comprehensive income
Changes in the composition of accumulated other comprehensive income attributable to ordinary shareholders for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/(losses) on available-for-sale securities	Total
	RMB	RMB	RMB
Balances as of December 31, 2016	1,483,737	59,656	1,543,393
Other comprehensive income/(loss)	(822,052)	1,120,740	298,688

Balances as of December 31, 2017	661,685	1,180,396	1,842,081
Cumulative effect of changes in accounting principles related to financial instruments	—	(1,156,642)	(1,156,642)
Other comprehensive income/(loss)	2,696,784	(23,127)	2,673,657

Balances as of December 31, 2018	3,358,469	627	3,359,096
Other comprehensive income	749,865	54,186	804,051

Balances as of December 31, 2019	4,108,334	54,813	4,163,147

The income tax effects related to the accumulated other comprehensive income we
re insignificant for all periods presented.
2
8
. Share-based compensation
For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized were RMB2,780,062, RMB3,659,989 and RMB3,694,955, respectively. The following
table sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	27,513	71,983	82,243
Fulfillment	425,706	418,895	440,167
Marketing	135,749	190,499	258,860
Research and development	670,612	1,162,579	1,340,317
General and administrative	1,520,482	1,816,033	1,573,368

Total	2,780,062	3,659,989	3,694,955

Share incentive plan
The Company granted share-based awards to eligible employees and non-employees pursuant to a share incentive plan entitled “Share Incentive Plan”, which was adopted on November 13, 2014 and governed the terms of the awards.
As of December 31, 2019, the Group had reserved 141,383,893 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

F-6
7

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
28. Share-based compensation (Continued)

(1) Employee and
non-employee
awards
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
six-year
vesting schedule.
Upon the reorganization of JD Digits, the employees’ status of JD Digits changed from the employees of the Company’s subsidiary to non-employees

of the Company. Share-based awards granted by the Company to employees of JD Digits and share-based awards granted by JD Digits to employees of the Company were insignificant for all periods presented.
RSUs
a) Service-based RSUs
A summary of activities of the service-based RSUs for the years ended December 31, 2017, 2018 and 2019 is presented as follows
:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2017	82,847,816	11.97
Granted	41,450,212	16.27
Vested	(12,005,700)	10.14
Forfeited or cancelled	(6,246,436)	13.42

Unvested as of December 31, 2017	106,045,892	13.77

Granted	40,383,436	18.95
Vested	(16,137,554)	12.47
Forfeited or cancelled	(11,795,682)	15.16

Unvested as of December 31, 2018	118,496,092	15.58

Granted	33,202,744	14.29
Vested	(20,423,568)	14.96
Forfeited or cancelled	(30,444,064)	15.36

Unvested as of December 31, 2019	100,831,204	15.35

As of December 31,
 2017,
2018 and 2019,
 5,719,884,
5,798,970 and 4,478,140 outstanding
servi
c
e-based
RSUs were held by
non-employees
including employees of JD Digits, respectively.
For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB2,462,881, RMB2,968,468 and RMB2,958,847, respectively.
As of December 31, 2019, there were RMB6,000,108 of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 4.7 years.
The total fair value and intrinsic value of
service-based
RSUs vested was US$213,155
(
RMB1,438,012
),
US$295,632
(
RMB1,892,221
)
and U
S
$312,962
(
RMB2,125,609
)
during the years ended December 31, 2017, 2018 and 2019, respectively.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
28. Share-based compensation (Continued)

(1) Employee and
non-employee
awards (Continued)

b) Performance-based RSUs
A summary of activities of the performance-based RSUs for the years ended December 31, 2017, 2018 and 2019 is presented as follows
:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2017	310,002	6.33
Granted	—	—
Vested	(96,516)	6.33
Forfeited or cancelled	—	—

Unvested as of December 31, 2017	213,486	6.33

Granted	—	—
Vested	(103,788)	6.33
Forfeited or cancelled	(30,152)	6.33

Unvested as of December 31, 2018	79,546	6.33

Granted	—	—
Vested	(39,772)	6.33
Forfeited or cancelled	(19,888)	6.33

Unvested as of December 31, 2019	19,886	6.33

For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized by the Group for the performance-based RSUs granted were insignificant for all
the
periods
presented.
As of December 31, 2019, there were RMB76 of unrecognized share-based compensation expenses related to the performance-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 1.1 years.
The total fair value and intrinsic value of the performance-based RSUs vested was
US$1,371
(RMB9,400),

US$2,555
(RMB16,181)
and US$494
(RMB3,312)

during the years ended December 31, 2017, 2018 and 2019, respectively.
Share options
A summary of activities of the service-based share options for the years ended December 31, 2017, 2018 and 2019 is presented as follows
:

F-
69

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
8
. Share-based compensation (Continued)
(1) Employee and
non-employee
awards (Continued)

	Number of S hare O ptions	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$
Outstanding as of January 1, 2017	21,659,016	6.23	7.3	142,433
Exercised	(4,116,816)	5.20
Forfeited or cancelled	(432,092)	5.92
Expired	—

Outstanding as of December 31, 2017	17,110,108	6.49	6.2	243,327

Exercised	(1,077,036)	5.23
Forfeited or cancelled	(285,336)	7.68
Expired	—

Outstanding as of December 31, 2018	15,747,736	6.55	5.3	72,658

Exercised	(3,299,962)	5.72
Forfeited or cancelled	(2,223,650)	8.52
Expired	—

Outstanding as of December 31, 2019	10,224,124	6.39	4.3	114,720

Vested and expected to vest as of December 31, 2019	10,038,113	6.29	4.2	113,679
Exercisable as of December 31, 2019	9,129,940	5.72	4.1	108,594

As of December 31,
 2017,
2018 and 2019,
 1,379,780,
1,211,214 and 1,072,212 outstanding share options were held by non-employees
mainly including employees of JD Digits, respectively.
There was no option granted during the years ended December 31, 2017, 2018 and 2019.
The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 was US$55,278
(RMB377,062)
,
US$15,326
(RMB99,267)

and US$31,762
(RMB219,918),

respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options. Cash received from the exercises of share options of the Company during the years ended December 31, 2017, 2018 and 2019 was US$19,942
(RMB135,745)
,

US$7,382
(RMB48,555)

and US$16,201
(RMB112,153)
,
respectively. Cash receivable from the exercises of share options of the Company as of December 31, 2017,
2018 and 2019 was
US$2,201 (RMB14,380),

US$449
(RMB3,084)

and US$3,127
(RMB21,813),

respectively.
For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized by the Group for the share options granted were RMB60,739, RMB32,558 and RMB3,837, respectively. As of December 31, 2019, there were RMB15,777 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 2.4 years.

F-
7
0

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
8
. Share-based compensation (Continued)
(2)
Founder awards
In May 2015, the board of directors of the Company approved a
10-year
compensation plan for Mr. Richard Qiangdong Liu (Mr. Liu), the Founder. Under this plan, Mr. Liu will receive RMB0.001 per year in cash salary and zero cash bonus during the
10-year
period. Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan, subject to a
10-year
vesting schedule with 10% of the awards vesting on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the
10-year
period.
For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized for the Founder’s share options granted were RMB227,326, RMB167,184 and RMB134,367, respectively.
As of December 31, 2019, there were RMB302,380 of unrecognized share-based compensation expenses related to the Founder’s share options granted. The expenses are expected to be recognized over a weighted-average period of 5.4 years.
(3) Share-based compensation of subsidiaries
In April 2018, JD Logistics granted share-based awards (“JD Logistics Plan”) to eligible employees to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of JD Logistics. The JD Logistics Plan consists of share options, RSU and other types of awards. JD Logistics granted 187,844,000 and 83,476,500 share options of Jingdong Express to its employees for the years ended December 31, 2018 and 2019, respectively. The weighted average grant date fair value of options granted for the years ended December 31, 2018 and 2019 was US$1.39 and US$1.67 per share, respectively. For the years ended December 31, 2018 and 2019, total share-based compensation expenses for the share options granted under JD Logistics Plan
were RMB400,968 and RMB572,109, respectively. As of December 31, 2019, there were RMB1,228,262 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 5.6 years.

F-
7
1

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
2
9
. Net income/(loss) per share
Basic
and diluted net income/(loss) per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income/(loss) from continuing operations attributable to ordinary shareholders	116,819	(2,491,633)	12,184,155
Net loss from discontinued operations attributable to ordinary shareholders	(269,076)	—	—

Net income/(loss) attributable to ordinary shareholders	(152,257)	(2,491,633)	12,184,155
Denominator:
Weighted average number of shares – basic	2,844,826,014	2,877,902,678	2,912,637,241
Adjustments for dilutive options and RSUs	66,635,803	—	54,684,562

Weighted average number of shares – diluted	2,911,461,817	2,877,902,678	2,967,321,803
Basic net income/(loss) per share from continuing operations attributable to ordinary shareholders	0.04	(0.87)	4.18
Basic net loss per share from discontinued operations attributable to ordinary shareholders	(0.09)	—	—
Basic net income/(loss) per share attributable to ordinary shareholders	(0.05)	(0.87)	4.18
Diluted net income/(loss) per share from continuing operations attributable to ordinary shareholders	0.04	(0.87)	4.11
Diluted net loss per share from discontinued operations attributable to ordinary shareholders	(0.09)	—	—
Diluted net income/(loss) per share attributable to ordinary shareholders	(0.05)	(0.87)	4.11

Generally, basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the respective year
. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares that were not included in the calculation of diluted net income/(loss) per share in the periods presented where their inclusion would be anti-dilutive include RSUs and options to purchase ordinary shares of 146,268,314, 160,431,097 and 149,343,638 for the years ended December 31, 2017, 2018 and 2019 on a weighted average basis, respectively. For the years ended December 31, 2018 and 2019, as JD Logistics was in a loss position, the effect of redemption feature of Jingdong Express Series A Preferred Shares was anti-dilutive and excluded from the calculation of diluted net income/(loss) per share.

F-
7
2

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
30
. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	A shareholder of the Group
Lexin and its subsidiaries (“Lexin Group”) (*)	An investee of the Group
Bitauto and its subsidiaries (“Bitauto Group”)	An investee of the Group
Tuniu and its subsidiaries (“Tuniu Group”)	An investee of the Group
Dada and its subsidiaries (“Dada Group”)	An investee of the Group
JD Digits	An entity and its subsidiaries controlled by the Founder
Yixin and its subsidiaries (“Yixin Group”)	An investee of the Group
Core Fund	An investee of the Group
AiHuiShou and its subsidiaries (“AiHuiShou Group”)	An investee of the Group

(*)	As the Group was no longer the major vendor of Lexin Group and the Group had no significant influence on it, Lexin Group was not recognized as the Group’s related party in the years of 2018 and 2019.

(a) The Group entered into the following transactions with the major related parties:

Transactions	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenues:
Services provided and products sold to Lexin Group	543,304	—	—
Commission from cooperation on advertising business with Tencent Group (**)	260,572	345,186	287,926
Services provided and products sold to Tencent Group(**)	31,505	276,728	398,700
Services provided and products sold to Dada Group	100,360	122,326	132,585
Services provided and products sold to AiHuiShou Group	—	8,781	349,257
Traffic support, marketing and promotion services provided to Bitauto Group	609,055	608,844	606,593
Traffic support, marketing and promotion services provided to Tuniu Group	132,042	132,008	131,621
Services provided and products sold to JD Digits	271,813	449,093	342,270
Operating expenses:
Services received and purchases from Tencent Group(**)	674,727	1,175,849	2,222,196
Services received from Dada Group	694,207	938,627	1,565,470
Payment processing and other services received from JD Digits	2,936,416	3,930,847	4,980,748
Lease and property management services received from Core Fund	—	—	476,001
Services received from AiHuiShou Group	—	—	10,467
Other income:
Income from non-compete agreement with Dada Group	80,447	78,771	82,123
Interest income from loans provided to JD Digits	871,014	179,556	40,632
Interest income from loans provided to Core Fund	—	—	75,496

(**)	In March 2014, the Group entered into a series of agreements with Tencent and its affiliates pursuant to which the Group acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. The Group also entered into a five-year strategic cooperation agreement and an eight-year non-compete
agreement with Tencent. In April 2016, the Group acquired the remaining equity interest in Shanghai Icson by exercising the rights previously granted to the Group in March 2014.

F-
7
3

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
30
. Related party transactions (Continued)
On May 10, 2019, the Company renewed the strategic cooperation agreement with Tencent, for a period of three years starting from May 27, 2019. Tencent continued to offer the Group prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two parties also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. As part of the total consideration, the Company agreed to issue to Tencent a certain number of the Company’s Class A ordinary shares for a consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the three-year period, of which 8,127,302 Class A ordinary shares were issued in May 2019.
Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.01%, 0.06% and 0.13% of total net revenues of the Group for the years ended December 31, 2017, 2018, and 2019, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.07%, 0.14% and 0.20% of total operating expenses of the Group for the years ended December 31, 2017, 2018, and 2019, respectively.
(b) The Group had the following balances with the major related parties:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Due from Tencent Group	595,105	862,781	1,128,102
Due from JD Digits
Loans provided to JD Digits (***)	11,747,066	4,427,907	365,089
Other receivables from/(payables to) JD Digits	328,969	(525,669)	1,363,479
Due from Core Fund
Loans provided to Core Fund (***)	—	—	579,118
Other receivables from Core Fund	—	—	569,832
Due from AiHuiShou Group	—	2,025	—

Total	12,671,140	4,767,044	4,005,620

Due to Lexin Group	(1,367)	—	—
Due to Tuniu Group	(5,451)	(585)	(2,133)
Due to Dada Group	(7,378)	(118,135)	(208,123)
Due to AiHuiShou Group	—	—	(17,504)

Total	(14,196)	(118,720)	(227,760)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group	(1,379,965)	(771,121)	(164,528)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group	(346,568)	(214,560)	(82,939)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	(331,354)	(269,225)	(207,096)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to AiHuiShou Group	—	—	(1,899,099)

Total	(2,057,887)	(1,254,906)	(2,353,662)

Other liabilities in relation to non-compete obligation to Dada Group	(415,082)	(354,236)	(276,976)

Total	(415,082)	(354,236)	(276,976)

(***)
In relation to the loans provided to JD Digits and Core Fund, the Group charged JD Digits and Core Fund based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

F-7
4

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
30
. Related party transactions (Continued)
As of December 31,
 2017,
2018 and 2019, the Group recorded amount due from related parties other than the major related parties as stated above of
RMB21,621,
RMB265,421 and RMB228,447, which represented approximately
 0.12%,
1.77% and 2.22% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively.
As of December 31, 2017, 2018
and 2019, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties
as stated above of
RMB
69,329,
RMB168,621 and RMB279,769, which represented approximately

0.07%,
0.15% and 0.20% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current
liabilities, respectively.
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
Based on a series of agreements signed on January 1, 2016, JD Digits will perform the credit risk assessment and other related services in relation to consumer financing business and obtain the rewards from such services, thus JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due
consumer financing receivable related to the consumer financing business transferred from the Group to JD Digits were RMB497,239, RMB242,473 and RMB189,007 for the years ended December 31, 2017, 2018 and 2019, respectively. In connection with the consumer financing business, JD Digits charged the Group RMB793,218, RMB1,055,239, and RMB1,284,955, for the years ended December 31, 2017, 2018 and 2019 for payment processing services provided to the Group, respectively, which are included in “payment processing and other services from JD Digits” stated above.
The Group also transferred certain financial assets to JD Digits with or without recourse at fair value. The accounts receivable transferred with recourse were RMB167,897, RMB1,387,774, and nil for the years ended December 31, 2017, 2018 and 2019, respectively, which were not derecognized
.
T
he accounts receivable transferred without recourse were RMB1,583,968, RMB9,854,493, and RMB24,585,577 for the years ended December 31, 2017, 2018 and 2019, respectively, and were derecognized.
Mr. Richard Qiangdong Liu, the Group’s Chairman of the board and the Chief Executive Officer, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to the Group, and the Group has agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.
The terms of the agreements with the related parties are determined based on contracted prices negotiated with other parties in normal commercial terms.

F-7
5

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
3
1
. Segment reporting
The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue
s
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
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2017, 2018 and 2019.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues:
JD Retail	356,020,374	447,502,173	552,245,141
New B usinesses	6,021,508	14,665,281	23,932,278
Inter-segment(*)	(546,667)	(1,103,943)	(435,364)

Total segment net revenues	361,495,215	461,063,511	575,742,055
Unallocated items	836,539	956,248	1,146,429

Total consolidated net revenues	362,331,754	462,019,759	576,888,484

Operating income/(loss):
JD Retail	4,956,264	7,049,222	13,775,339
New B usinesses	(2,070,668)	(5,136,657)	(1,022,281)
Including: gain on sale of development properties (note 19)	—	—	3,884,709
Total segment operating income	2,885,596	1,912,565	12,753,058
Unallocated items(**)	(3,721,072)	(4,531,696)	(3,758,178)

Total consolidated operating income/( loss )	(835,476)	(2,619,131)	8,994,880
Total other income	956,436	245,453	4,697,652

Income/(loss) before tax	120,960	(2,373,678)	13,692,532

(*)	The inter-segment eliminations mainly consist of services provided by JD Retail to overseas business, and certain services provided by JD Logistics to the vendors of JD Retail, which the Group records as a deduction of cost of revenues at the consolidated level.

(**)	A summary of unallocated items for the years presented is as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Share-based compensation	(2,780,062)	(3,659,989)	(3,694,955)
Amortization of intangible assets resulting from assets and business acquisitions	(1,777,549)	(1,805,638)	(885,385)
Effects of business cooperation arrangements	836,539	956,248	822,162
Impairment of goodwill and intangible assets	—	(22,317)	—
Total	(3,721,072)	(4,531,696)	(3,758,178)

F-7
6

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
3
2
. Employee benefit
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB3,546,241, RMB5,290,925 and RMB5,694,240 for the years ended December 31, 2017, 2018 and 2019, respectively.
3
3
. Lines of credit and loan facilities
As of December 31, 2019, the Group had agreements with
China
commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB75,337,037. The Group was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2019. As of December 31, 2019, under the lines of credit, the Group had
RMB23,297,902
reserved for the issuance of bank acceptance
 and
 RMB995,014 reserved for the bank guarantee.
In December 2017, the Group entered into a
5-year
US$1,000,000 term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over London Interbank Offered Rate. The use of proceeds of the facilities was intended for general corporate purposes. In June 2018, the Group drew down US$450,000 under the facility commitment, and the borrowings will be due in 2022, which were recorded in long-term borrowings in the consolidated balance sheets. As of December 31, 2019, the Group had an undrawn balance of US$550,000 under the credit facilities agreement, with a commitment fee of 0.2% per annum on the undrawn portion, which will expire one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement.
 As
of December 31, 2019, the aggregate amounts repayable within a period of more than two years but not exceeding five years was US
$450,000.
3
4
. Commitments and contingencies
Operating lease commitments for offices and fulfillment infrastructures
The Group leases offices and fulfillment infrastructures under non-cancelable
operating lease agreements. Future minimum lease payments under these non-cancelable
operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 1
8
.

7

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
34. Commitments and contingencies (Continued)
Commitments for internet data center (IDC) service fee
The Group entered into
non-cancelable
IDC service agreements. The related expenses were RMB805,656, RMB1,498,935 and RMB2,493,830 for the years ended December 31, 2017, 2018 and 2019, respectively, and were charged to the
consolidated statements of operations and comprehensive income/(loss) when incurred.
Future minimum payments under these
non-cancelable
agreements with initial terms of one year or more consist of the following:

As of December 31, 2019
RMB
2020	1,495,899
2021	1,248,228
2022	1,137,632
2023	753,652
2024	637,341
2025 and t hereafter	749,163

6,021,915
Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB7,093,075 as of December 31, 2019. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Long-term debt obligations
The Group’s long-term debt obligations include unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes and long-term borrowings have been disclosed in Note 17 and Note 33, respectively.
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
day-to-day
operations of the Group.
The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2017, 2018 and 2019.
35. Restricted net assets
The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.
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

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
35. Restricted net assets (Continued)
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
As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax
profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company.
Amounts restricted include
paid-in
capital and statutory reserve funds, as determined pursuant to the
PRC GAAP, totaling approximately RMB24,189,454 as of December 31, 2019; therefore in accordance with Rules
4-08
(e) (3) of Regulation
S-X,
the condensed parent company only financial statements as of December 31,
2017,
2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 are disclosed in Note 37.
36. Subsequent events
Public offering of unsecured senior notes
In January 2020, the Company issued fixed rate unsecured senior notes with two maturity dates for an aggregate principal amount of US$
1,000,000
. The public offering consists of US$
700,000
of
3.375
% notes due 2030 and US$
300,000
of
4.125
% notes due 2050. The notes are listed on the Singapore Stock Exchange. The Company received net proceeds from the offering of US$
988,266
, after deducting underwriting discounts and commissions and offering expenses. The Company intends to use the net proceeds from the offering for general corporate purposes and refinancing.
Share repurchase program
In March 2020, the Company’s Board of Directors authorized a share repurchase program (“2020 share repurchase program”) under which the Company may repurchase up to US$2,000,000 worth of its ADSs over the following 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. Under 2020 share repurchase program, as of the date of this report
, the Company had repurchased approximately
1,191,370
 ADSs for approximately US$
44,132
.
Drew down of Syndicated loan
As disclosed in Note 33, the Group entered into a 5-year US$
1,000,000
term and revolving credit facilities agreement with a group of 24 arrangers in December 2017. In April 2020, the Group drew down US$
550,000
under the facility commitment. The use of proceeds of the facilities was intended for general corporate purposes.
Private placement of notes
In February and March 2020,
Jingdong
Century, a subsidiary of the Company, issued fixed rate private placement notes with two maturity dates for an aggregate principal amount of RMB
5,000,000
. The private placement consists of RMB
3,000,000
of
2.65
% notes due
April 27, 2020
and RMB
2,000,000
of
2.75
% notes due
October 30, 2020
. The notes are listed on the inter-bank bond market of China. The Group intends to use the proceeds from the private placement for general corporate purposes.
Potential impact of coronavirus (“COVID-19”)
From late January 2020, the COVID-19 was rapidly evolving in China and globally. Since then, the business and transportation disruptions in China have caused adverse impact
s
to the Group’s operations and led to incremental costs, in particular, relating to the Group’s retail and logistics business. Demands for large-ticket items, durable goods and discretionary products have also been negatively affected by the COVID-19 outbreak. The Group’s results of operation and consolidated financial position of 2020 will be adversely affected to a certain extent, which will depend on the future developments of the outbreak, including new development

concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.
37. Parent company only condensed financial information
The Company performed a test on the restricted net assets of the consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
37. Parent company only condensed financial information (Continued)
The subsidiaries did not pay any dividend to the Company for the periods presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.
As of December 31, 2019, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.
Condensed Balance Sheets

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 2(g)
ASSETS
Current assets:
Cash and cash equivalents	8,964,809	2,196,796	6,575,639	944,531
Short term investments	—	755	767	110
Prepayments and other current assets	63,853	121,822	2,408	346
Amount due from related parties	715,671	1,555,288	3,186,818	457,758

Total current assets	9,744,333	3,874,661	9,765,632	1,402,745

Non-current assets:
Investment in equity investees	7,514	—	—	—
Investments in subsidiaries and consolidated VIEs	45,675,625	64,127,171	81,301,020	11,678,161
Investment securities	35,893	12,978	13,192	1,895
Intangible assets, net	3,092,549	1,569,483	965,165	138,637
Other non-current assets	—	121,453	106,030	15,230

Total non-current assets	48,811,581	65,831,085	82,385,407	11,833,923

Total assets	58,555,914	69,705,746	92,151,039	13,236,668

LIABILITIES
Current liabilities:
Accounts payable	—	—	140	20
Taxes payable	—	—	4,497	646
Accrued expenses and other liabilities	67,743	60,190	238,650	34,279

Total current liabilities	67,743	60,190	243,287	34,945

Non-current liabilities:
Long-term borrowings	—	3,088,440	3,139,290	450,931
Unsecured senior notes	6,447,357	6,786,143	6,912,492	992,917

Total non-current liabilities	6,447,357	9,874,583	10,051,782	1,443,848

Total liabilities	6,515,100	9,934,773	10,295,069	1,478,793

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,477,346,590 Class A ordinary shares issued and 2,406,652,132 outstanding, 461,362,309 Class B ordinary shares issued and 446,011,297 outstanding as of December 31, 2017; 2,507,473,330 Class A ordinary shares issued and 2,447,926,638 outstanding, 458,342,517 Class B ordinary shares issued and 446,369,717 outstanding as of December 31, 2018; 2,520,271,138 Class A ordinary shares issued and 2,480,575,334 outstanding, 453,672,011 Class B ordinary shares issued and 443,739,929 outstanding as of December 31, 2019)	377	380	381	55
Additional paid-in capital	76,254,607	82,832,895	90,676,122	13,024,810
Statutory reserves	635,966	1,400,412	1,459,165	209,596
Treasury stock	(4,457,608)	(3,783,729)	(2,530,166)	(363,436)
Accumulated deficit	(22,234,609)	(24,038,081)	(11,912,679)	(1,711,149)
Accumulated other comprehensive income	1,842,081	3,359,096	4,163,147	597,999

Total shareholders’ equity	52,040,814	59,770,973	81,855,970	11,757,875

Total liabilities and shareholders’ equity	58,555,914	69,705,746	92,151,039	13,236,668

F-
80

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
37. Parent company only condensed financial information (Continued)
Condensed Statements of Operations and Comprehensive Income

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(g)
Operating expenses
Marketing	(1,215,222)	(1,218,920)	(301,495)	(43,307)
General and administrative	(556,534)	(495,835)	(469,688)	(67,466)

Loss from operations	(1,771,756)	(1,714,755)	(771,183)	(110,773)
Share of income/(loss) of subsidiaries and consolidated VIEs	1,717,151	(653,408)	12,575,644	1,806,378
Interest income	66,848	220,186	163,974	23,553
Interest expense	(260,756)	(315,683)	(376,152)	(54,031)
Others, net	96,256	(27,973)	591,872	85,017

Net income/(loss)	(152,257)	(2,491,633)	12,184,155	1,750,144

Net income/(loss) attributable to ordinary shareholders	(152,257)	(2,491,633)	12,184,155	1,750,144

Net income/(loss)	(152,257)	(2,491,633)	12,184,155	1,750,144
Other comprehensive income:
Foreign currency translation adjustments	(822,052)	2,696,784	749,865	107,711
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains, net of tax	1,473,014	237,585	312,723	44,920
Reclassification adjustment for gains recorded in net income, net of tax	(352,274)	(260,712)	(258,537)	(37,137)

Net unrealized gains/(losses) on available-for-sale securities	1,120,740	(23,127)	54,186	7,783

Total other comprehensive income	298,688	2,673,657	804,051	115,494

Total comprehensive income	146,431	182,024	12,988,206	1,865,638

F-
81

JD.com, Inc.
Notes to the Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)
3
7
. Parent company only condensed financial information (Continued)
Condensed Statements of Cash Flows

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(g)
Net cash provided by/(used in) operating activities	(105,219)	(233,195)	697,927	100,251
Cash flows from investing activities:
Purchases of investment securities	—	(755)	—	—
Cash received from disposal of investment securities	—	7,893	—	—
Cash received from/(prepayments and investments in) subsidiaries and consolidated VIEs	2,359,092	(12,425,233)	5,202,711	747,323
Prepayments and investments in equity investees	(7,646)	—	—	—
Loans provided to JD Digits	(31,161)	(839,617)	(1,631,530)	(234,355)

Net cash provided by/(used in) investing activities	2,320,285	(13,257,712)	3,571,181	512,968

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	3,531,870	—	—
Repurchase of ordinary shares	—	(205,886)	(131,010)	(18,818)
Proceeds from long-term borrowings	—	2,890,575	—	—
Proceeds from settlement of capped call options	737,501	—	—	—
Proceeds from issuance of ordinary shares pursuant to share-based awards	135,745	48,555	112,153	16,110
Upfront fee payment for long-term borrowings	—	(81,581)	—	—

Net cash provided by/(used in) financing activities	873,246	6,183,533	(18,857)	(2,708)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(240,077)	539,361	128,592	18,470

Net increase/(decrease) in cash, cash equivalents, and restricted cash	2,848,235	(6,768,013)	4,378,843	628,981
Cash, cash equivalents, and restricted cash at beginning of the year	6,116,574	8,964,809	2,196,796	315,550

Cash, cash equivalents, and restricted cash at end of the year	8,964,809	2,196,796	6,575,639	944,531

Basis of presentation
The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and consolidated VIEs.
For the Company only condensed financial information, the Company records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented in the condensed balance sheets as “Investments in subsidiaries and consolidated VIEs” and shares in the subsidiaries and consolidated VIEs’ financial results are presented as “Share of income/(loss) of subsidiaries and consolidated VIEs” in the condensed statements of operations and comprehensive income/(loss). The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

F-
8
2