Form 20-F/A
period 2019-12-31
JD.com, Inc.
filed 2020-05-29
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report.

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
Daxing District, Beijing 101111
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00002 per share) Class A ordinary shares, par value US$0.00002 per share*	JD	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market) The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
2,483,366,264 Class A ordinary shares (excluding the 36,904,874 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 453,672,011 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2019.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
  Yes
☐
  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities Exchange Commission on April 15, 2020 (the “Original Filing”). The Company is filing this Amendment to include the financial statements and related notes of Dada Nexus Limited (“Dada”), Bitauto Holdings Limited (“Bitauto”) and Tuniu Corporation (“Tuniu”), as required by Rule
3-09
of Regulation
S-X
under the Securities Exchange Act of 1934, as amended (“Rule
3-09”).
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
and Rule
3-09
of Regulation
S-X
in relation to our financial results for the year ended December 31, 2017, and our equity method investments in Dada was also significant under Rule
1-02(w)
and Rule
3-09
of Regulation
S-X
in relation to our financial results for the year ended December 31, 2018. This Amendment is therefore filed to supplement the Original Filing with the inclusion of the financial statements and related notes of Dada, Bitauto and Tuniu as of December 31, 2017, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 (the “Financial Statements of Dada, Bitauto and Tuniu”).
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

2.9	Form of US$700,000,000 3.375% Notes due 2030 (included in Exhibit 2.8)

2.10	Form of US$300,000,000 4.125% Notes due 2050 (included in Exhibit 2.8)

2.11†	Description of American Depositary Shares of the Registrant

Exhibit Number	Description of Document

2.12†	Description of Class A Ordinary Shares of the Registrant

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

Exhibit Number	Description of Document

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

4.21†
English translation of Executed Form of the Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

4.22†	English translation of Executed Form of the Power of Attorney by the shareholders of the Chinese variable interest entity of the Registrant, as currently in effect

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

4.25†
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

4.28†	Framework Agreement by and among the Registrant, Beijing Jingdong Financial Technology Holding Co., Ltd. and other parties listed therein, dated March 1, 2017, as amended

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

4.38
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

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2†	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3†	Consent of Zhong Lun Law Firm

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding the opinion in Exhibit 99.1

15.5*	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.2

15.6*	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.3

16.1
Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated December 3, 2019 (incorporated herein by reference to Exhibit 16.1 to the registration statement on Form F-3 to the registration statement on Form F-3 (File No.: 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

99.1*	Consolidated Financial Statements of Dada Nexus Limited as of December 31, 2017, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019

99.2*	Consolidated Financial Statements of Bitauto Holdings Limited as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019

Exhibit Number	Description of Document

99.3*	Consolidated Financial Statements of Tuniu Corporation as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019

101.INS†	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed on April 15, 2020
*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F/A
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Richard Qiangdong Liu
Name:	Richard Qiangdong Liu
Title:	Chairman and Chief Executive Officer
Date: May 29, 2020