Form 20-F
period 2020-12-31
JD.com, Inc.
filed 2021-04-16
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Sandy Ran Xu, Chief Financial Officer
Telephone: +86 10 8911-8888
Email: ir@jd.com
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District , Beijing 101111
People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00002 per share)	JD	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.00002 per share	9618	The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,668,894,636 Class A ordinary shares (excluding the 16,648,346 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan) and 444,250,851 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2020.
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

•
“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“CSRC” are to the China Securities Regulatory Commission;

•	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•
“JD Health” are to JD Health International Inc., a consolidated subsidiary of our company and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6618), and, except where the context otherwise requires, its subsidiaries and its consolidated variable interest entities and their subsidiaries;

•
“JD Logistics” are to JD Logistics Inc., a consolidated subsidiary of our company and, except where the context otherwise requires, its subsidiaries and its consolidated variable interest entities and their subsidiaries;

•
“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00002 per share;

•	“SFC” are to the Securities and Futures Commission of Hong Kong;

•	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time; and

•	“we,” “us,” “our company” and “our” are to JD.com, Inc., its subsidiaries and its consolidated variable interest entities and their subsidiaries.
Summary of Risk Factors
An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.
Risks Related to Our Business
Risks and uncertainties relating to our business include, but are not limited to, the following:

•	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected;

•	We incurred net losses in the past and we may not be able to maintain profitability in the future;

•	If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected;

•
Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our revenues and business prospects;

•	Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations;

•	If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected;

•	If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected;

•	We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively;

•	Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks;

•	If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected; and

•
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to Our Corporate Structure
Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•
We rely on contractual arrangements with our variable interest entities and their shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control;

•
Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business; and

•	The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
Risks Related to Doing Business in China
We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations;

•	Uncertainties with respect to the PRC legal system could adversely affect us;

•	We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs; and

•	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.
Risks Related to Our ADSs and Class A Ordinary Shares
In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including, but not limited to, the following:

•
The trading price of our ADSs has been and is likely to continue to be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs;

•	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange;

•
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves; and

•
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.

FORWARD-LOOKING INFORMATION
This annual report on
Form 20-F
contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

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
We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.
Our reporting currency is the Renminbi, or RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB6.5250 to US$1.00 and HK$7.7534 to US$1.00, the respective exchange rates on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

A.	Selected Financial Data
The following table presents the selected consolidated financial information of our company. As of June 30, 2017, we deconsolidated our finance business operated by Beijing Jingdong Financial Technology Holding Co., Ltd. (now known as Jingdong Digits Technology Holding Co., Ltd., or JD Digits), as a result of the reorganization of JD Digits. Accordingly, the historical financial results of JD Digits are reflected as discontinued operations in our consolidated financial statements for periods from January 1, 2016 to June 30, 2017. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information. The selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.
The selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, selected consolidated balance sheets data as of December 31, 2016, 2017, and 2018 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net revenues (1) :
Net product revenues	237,944	331,824	416,109	510,734	651,879	99,905
Net service revenues	20,346	30,508	45,911	66,154	93,923	14,394

Total net revenues	258,290	362,332	462,020	576,888	745,802	114,299

Cost of revenues	(222,935)	(311,517)	(396,066)	(492,467)	(636,694)	(97,578)
Fulfillment	(18,560)	(25,865)	(32,010)	(36,968)	(48,700)	(7,464)
Marketing	(10,159)	(14,918)	(19,237)	(22,234)	(27,156)	(4,162)
Research and development	(4,453)	(6,652)	(12,144)	(14,619)	(16,149)	(2,475)
General and administrative	(3,436)	(4,215)	(5,160)	(5,490)	(6,409)	(982)
Impairment of goodwill and intangible assets	—	—	(22)	—	—	—
Gain on sale of development properties	—	—	—	3,885	1,649	253

Income/(loss) from operations (2)(3)(4)	(1,253)	(835)	(2,619)	8,995	12,343	1,891

Other income/(expense):

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Share of results of equity investees	(2,782)	(1,927)	(1,113)	(1,738)	4,291	658
Interest income	1,227	2,530	2,118	1,786	2,753	422
Interest expense	(619)	(964)	(855)	(725)	(1,125)	(172)
Others, net	1,544	1,317	95	5,375	32,557	4,989

Income/(loss) before tax	(1,883)	121	(2,374)	13,693	50,819	7,788
Income tax expenses	(166)	(140)	(427)	(1,803)	(1,482)	(227)

Net income/(loss) from continuing operations	(2,049)	(19)	(2,801)	11,890	49,337	7,561

Net income/(loss) from discontinued operations, net of tax	(1,365)	7	—	—	—	—

Net income/(loss)	(3,414)	(12)	(2,801)	11,890	49,337	7,561
Net loss from continuing operations attributable to non-controlling interests shareholders	(48)	(135)	(311)	(297)	(75)	(12)
Net loss from discontinued operations attributable to non-controlling interests shareholders	(4)	(5)	—	—	—	—
Net income from continuing operations attributable to mezzanine equity classified as non-controlling interests shareholders	—	—	2	3	7	1
Net income from discontinued operations attributable to mezzanine equity classified as non-controlling interests shareholders	445	281	—	—	—	—

Net income/(loss) attributable to ordinary shareholders	(3,807)	(153)	(2,492)	12,184	49,405	7,572

Including: Net loss from discontinued operations attributable to ordinary shareholders	(1,806)	(269)	—	—	—	—

Net income/(loss) from continuing operations attributable to ordinary shareholders	(2,001)	116	(2,492)	12,184	49,405	7,572

Net income/(loss) per share
Basic
Continuing operations	(0.71)	0.04	(0.87)	4.18	16.35	2.51
Discontinued operations	(0.64)	(0.09)	—	—	—	—
Net income/(loss) per share	(1.36)	(0.05)	(0.87)	4.18	16.35	2.51
Diluted
Continuing operations	(0.71)	0.04	(0.87)	4.11	15.84	2.43
Discontinued operations	(0.64)	(0.09)	—	—	—	—
Net income/(loss) per share	(1.36)	(0.05)	(0.87)	4.11	15.84	2.43
Net income/(loss) per ADS(5)
Basic
Continuing operations	(1.43)	0.08	(1.73)	8.37	32.70	5.01
Discontinued operations	(1.29)	(0.19)	—	—	—	—
Net income/(loss) per ADS	(2.71)	(0.11)	(1.73)	8.37	32.70	5.01
Diluted

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Continuing operations	(1.43)	0.08	(1.73)	8.21	31.68	4.86
Discontinued operations	(1.29)	(0.18)	—	—	—	—
Net income/(loss) per ADS	(2.71)	(0.11)	(1.73)	8.21	31.68	4.86
Weighted average number of shares:
Basic	2,804,767,889	2,844,826,014	2,877,902,678	2,912,637,241	3,021,808,985	3,021,808,985
Diluted	2,804,767,889	2,911,461,817	2,877,902,678	2,967,321,803	3,109,024,030	3,109,024,030

(1)
Our net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and sales of general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. Net revenues from general merchandise products mainly include revenues from sales of food, beverage and fresh produce, baby and maternity products, furniture and household goods, cosmetics and other personal care items, pharmaceutical and healthcare products, books, automobile accessories, apparel and footwear, bags and jewelry. Net service revenues are further divided into revenues from online marketplace and marketing and revenues from logistics and other services. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2016		2017		2018		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	179,822	69.6	236,269	65.2	280,059	60.6	328,703	57.0	400,927	61,445	53.8
General merchandise revenues	58,122	22.5	95,555	26.4	136,050	29.5	182,031	31.5	250,952	38,460	33.6

Net product revenues	237,944	92.1	331,824	91.6	416,109	90.1	510,734	88.5	651,879	99,905	87.4

Marketplace and marketing revenues	17,074	6.6	25,391	7.0	33,532	7.2	42,680	7.4	53,473	8,195	7.2
Logistics and other service revenues	3,272	1.3	5,117	1.4	12,379	2.7	23,474	4.1	40,450	6,199	5.4

Net service revenues	20,346	7.9	30,508	8.4	45,911	9.9	66,154	11.5	93,923	14,394	12.6

Total net revenues	258,290	100.0	362,332	100.0	462,020	100.0	576,888	100.0	745,802	114,299	100.0

(2)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(17)	(28)	(72)	(82)	(98)	(15)
Fulfillment	(332)	(426)	(419)	(440)	(646)	(99)
Marketing	(87)	(136)	(190)	(259)	(347)	(53)
Research and development	(470)	(671)	(1,163)	(1,340)	(1,400)	(215)
General and administrative	(1,154)	(1,520)	(1,816)	(1,573)	(1,664)	(255)

(3)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(93)	(164)	(168)	(165)	(193)	(30)
Marketing	(1,222)	(1,222)	(1,232)	(637)	(692)	(106)
Research and development	(46)	(84)	(98)	(99)	(99)	(15)
General and administrative	(248)	(308)	(308)	(308)	(309)	(47)

(4)
In April 2017, leveraging our advanced technology and logistics expertise, we established JD Logistics, a new business group under JD.com, to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to third parties, including both third-party merchants and suppliers on the JD platform and other business partners, are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that has been reclassified to conform to other periods’ presentation was RMB2,561 million for the year ended December 31, 2016.

(5)	Each ADS represents two Class A ordinary shares.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	15,567	25,688	34,262	36,971	86,085	13,193
Restricted cash	2,294	4,110	3,240	2,941	4,434	680
Short-term investments	6,548	8,588	2,036	24,603	60,577	9,284
Accounts receivable, net	16,141	16,359	11,110	6,191	7,112	1,090
Inventories, net	28,909	41,700	44,030	57,932	58,933	9,032
Property, equipment and software, net	7,023	12,574	21,083	20,654	22,597	3,463
Land use rights, net	2,448	7,051	10,476	10,892	11,125	1,705
Operating lease right-of-use assets	—	—	—	8,644	15,484	2,373
Investment in equity investees	14,629	18,551	31,357	35,576	58,501	8,966
Investment securities	1,060	10,028	15,902	21,417	39,085	5,990
Total assets	160,374	184,055	209,165	259,724	422,288	64,718
Accounts payable	46,036	74,338	79,985	90,428	106,818	16,371
Accrued expenses and other current liabilities	10,513	15,118	20,293	24,656	30,035	4,603
Non-recourse securitization debt	11,549	17,160	4,398	—	—	—
Unsecured senior notes	6,831	6,447	6,786	6,912	12,854	1,970
Long-term borrowings	—	—	3,088	3,139	2,936	450
Operating lease liabilities	—	—	—	8,717	15,763	2,416
Total liabilities	119,154	131,666	132,337	159,099	200,669	30,754
Total mezzanine equity	7,057	—	15,961	15,964	17,133	2,626
Total JD.com, Inc. shareholders’ equity	33,893	52,041	59,771	81,856	187,543	28,742
Number of outstanding ordinary shares	2,836,444,397	2,852,663,429	2,894,296,355	2,924,315,263	3,103,499,039	3,103,499,039

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by continuing operating activities	9,467	29,342	20,881	24,781	42,544	6,520
Net cash used in discontinued operating activities	(1,227)	(2,486)	—	—	—	—

Net cash provided by operating activities (6)	8,240	26,856	20,881	24,781	42,544	6,520

Net cash used in continuing investing activities	(17,069)	(21,944)	(26,079)	(25,349)	(57,811)	(8,860)
Net cash used in discontinued investing activities	(28,412)	(17,871)	—	—	—	—

Net cash used in investing activities (6)	(45,481)	(39,815)	(26,079)	(25,349)	(57,811)	(8,860)

Net cash provided by continuing financing activities	8,649	5,180	11,220	2,572	71,072	10,892
Net cash provided by discontinued financing activities	32,050	14,055	—	—	—	—

Net cash provided by financing activities	40,699	19,235	11,220	2,572	71,072	10,892

Effect of exchange rate changes on cash, cash equivalents and restricted cash	727	(642)	1,682	406	(5,082)	(779)

Net increase in cash, cash equivalents and restricted cash	4,185	5,634	7,704	2,410	50,723	7,773
Cash, cash equivalents and restricted cash at beginning of year	19,979	24,164	29,798	37,502	39,912	6,117

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	24,164	29,798	37,502	39,912	90,635	13,890
Less: cash, cash equivalents and restricted cash of discontinued operations at end of year	6,303	—	—	—	—	—
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	—	—	—	—	116	17

Cash, cash equivalents and restricted cash of continuing operations at end of year	17,861	29,798	37,502	39,912	90,519	13,873

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
Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further invest in technologies, expand our fulfillment infrastructure and increase our product and service offerings. For example, in 2020, we recruited new employees in connection with the expansion of our fulfillment infrastructure and additional research and development personnel to strengthen our supply chain-based technology and service capability, and we will continue to invest resources in training, managing and motivating our workforce. We also plan to continue to build our warehouses and establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In addition, as we continue to increase our product and service offerings, we will need to work with a large number of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party merchants. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.
We incurred net losses in the past and we may not be able to maintain profitability in the future.
We had net losses of RMB2,801 million in 2018 and had net income of RMB11,890 million and RMB49,337 million (US$7,561 million) in 2019 and 2020, respectively. We had an accumulated deficit of RMB24,038 million and RMB11,913 million, and retained earnings of RMB37,418 million (US$5,735 million) as of December 31, 2018, 2019 and 2020, respectively.
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
We rely primarily on our own fulfillment infrastructure, and to a lesser extent on third-party couriers, to deliver our products. Interruptions or failures in our delivery services or third-party couriers could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party couriers, such as inclement weather, natural disasters, virus outbreaks, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, our own delivery personnel and those of third-party couriers act on our behalf and, in most instances, interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers in those areas not covered by our own fulfillment infrastructure and for a portion of our bulky item deliveries, and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. In addition, we have opened our fulfillment infrastructure by offering logistics services to third parties. If we are not able to manage our logistics services successfully, opening these services to third parties could divert the resources available to our retail business and affect customer experience. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers. In certain instances, our customers may be referred to our affiliates when using our services. Even though we do not necessarily have control over these affiliates, any negative customer experience associated with them may adversely affect our brand and reputation.
We operate three
24-7 customer
service centers in Suqian, Yangzhou and Chengdu, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2020, we had over 12,000 customer service representatives at these three centers. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.
Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our business, prospects and results of operations.
We generate the majority of our revenues from online retail. While online retail has existed in China since the 1990s, only recently have certain large online retail companies become profitable. The long-term viability and prospects of various online retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

•	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•	the consumers’ trust and confidence level towards online retail in China, as well as changes in customer demographics and consumer tastes and preferences;

•	the selection, price and popularity of products as well as promotions that we and our competitors offer online;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•	the development of fulfillment, payment and other ancillary services associated with online purchases.
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

Any actual or alleged illegal activities by our employees (including our senior management) could subject us to liability or negative publicity. These activities may also affect our employees’ ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.
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
If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected.
We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2020, our warehouse network covered almost all counties and districts across China, consisting of over 900 warehouses operated by us and over 1,400 cloud warehouses operated by third-party warehouse owner-operators under JD Logistics Open Warehouse Platform. As of December 31, 2020, our warehouse network had an aggregate GFA of approximately 21 million square meters, including the GFA of the cloud warehouses under JD Logistics Open Warehouse Platform.
Our comprehensive fulfillment facilities covered almost all the counties and districts across China, and we had 242,452 warehouse and delivery personnel as of December 31, 2020. We are constructing our warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. In April 2017, we opened up our fulfillment infrastructure to third-parties and established a new business group, JD Logistics, to provide integrated supply chain solutions and logistics services to third-party businesses across a wide range of industries. JD Logistics provides these businesses with comprehensive supply chain solutions, including warehousing and distribution services, express and freight services and other value-added services. In October 2018, JD Logistics opened up its leading logistics network to consumers, offering parcel delivery service to users in certain regions. Leveraging our extensive delivery network, users in these areas can conveniently send items intra-city and throughout most of mainland China with our same fast and reliable delivery service. In April 2019, JD Logistics introduced its new cold chain service which utilizes idle capacity in the industry to offer cold chain transport services. Combined with JD Logistics’s previously launched cold chain services, it has formed a one-stop
shop from Factory to Business to Customer (F2B2C) cold chain delivery system to meet the service demands of manufacturers, third-party merchants, and consumers. JD Logistics has experienced rapid growth since its inception. However, the increase in demand for our logistics services may result in additional challenges in operating our fulfillment infrastructure. For example, increasing volume of parcels may cause delay for our delivery services, or we may be required to make significant capital expenditure to further expand our existing fulfillment facilities to handle the increasing orders both from our online marketplace and from third-party businesses. In addition, the development of logistics business is capital intensive. To address such capital requirement, in February 2018, we entered into definitive agreements with third-party investors for the financing of JD Logistics. JD Logistics raised a total amount of US$2.5 billion by issuing series A preference shares to third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis. In August 2020, JD Logistics issued additional series A preference shares to third-party investors in exchange for US$64.0 million. On February 16, 2021, JD Logistics, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the shares of JD Logistics on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place. We will remain the controlling shareholder of JD Logistics, assuming the completion of the proposed listing. Despite such arrangement and capital injection, JD Logistics may require additional capital resources due to further developments or changed business conditions. JD Logistics may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Logistics, and the investors may have a strategy or objective different from ours with respect to JD Logistics or impose conditions that could restrict the operations of JD Logistics. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all. In addition, JD Logistics may from time to time need to adjust certain elements of its operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery personnel and other labor support, which may result in disruption to or delay in its delivery services. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’s results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations.

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
In recent years, we have expanded our product offerings to include a wide range of products including apparel and footwear, bags, watches, jewelry, household goods, cosmetics, personal care products, baby and maternity products, food and beverages, fresh produce, fitness equipment, autoparts, pharmaceutical products, nutritional supplements, healthcare equipment, industrial products, and books and virtual goods. Expansion into diverse new product categories and substantially increased number of products and stock keeping units involves new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.
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
Our net inventories have increased significantly in recent periods, from RMB44,030 million as of December 31, 2018, to RMB57,932 million as of December 31, 2019 and further to RMB58,933 million (US$9,032 million) as of December 31, 2020. Our annual inventory turnover days were 38.7 days in 2018, 35.8 days in 2019 and 33.3 days in 2020. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.
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
We have experienced rapid growth since we commenced our online retail business in 2004. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or online retail industry in China, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our Class A ordinary shares and/or ADSs could decline.
If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.
We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB19,237 million, RMB22,234 million and RMB27,156 million (US$4,162 million) of marketing expenses in 2018, 2019 and 2020, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.
If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.
We source products from third-party suppliers for our retail business. We had over 31,000 suppliers as of December 31, 2020. Our suppliers include domestic and cross-border manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year
framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers.
We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for retail business were 60.2 days in 2018, 54.5 days in 2019 and 47.1 days in 2020.
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
We have invested significant resources in expanding and will continue to expand our fulfillment infrastructure and upgrade our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB25.5 billion (US$3.9 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2020. We sold certain of our development properties since 2019 and had received an aggregate of proceeds of RMB12.7 billion (US$1.9 billion) as of December 31,2020. We seek to realize development profits and recycle capital from development properties to fund new developments and scale the business. This initiative, however, may not always be successful. See “Item 4. Information on the Company—A. History and Development of the Company” for further information. We also paid significant amounts for upgrading our technology platform during the same periods. We expect to continue to invest in our fulfillment and technology capabilities for a number of years. We also intend to continue to add resources to our fulfillment infrastructure and upgrade our technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.
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

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as our investments in Yixin Group Limited, or Yixin, a HKEX-listed company that operates a leading online automobile retail transaction platform and Dada Nexus Limited, or Dada Group, a Nasdaq-listed company and a leading platform of local on-demand
retail and delivery in China, our acquisition of Yihaodian marketplace platform assets from Wal-Mart Stores, Inc., or Walmart, an NYSE-listed company, including the Yihaodian brand, mobile apps and websites, and our investments in Yonghui Superstores Co., Ltd., or Yonghui, a company listed on the Shanghai Stock Exchange and a leading hypermarket and supermarket operator in China, China United Network Communications Limited, or China Unicom, a company listed on the Shanghai Stock Exchange and a Chinese telecommunications operator, Vipshop Holdings Limited, or Vipshop, an NYSE-listed online discount retailer for brands in China, Dalian Wanda Commercial Properties Co., Ltd., or Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China, AiHuiShou International Co. Ltd., or AiHuiShou, an online second-hand consumer electronics trading platform, Xingsheng Preference Electronic Business Limited, or Xingsheng, a leading community group buying
e-commerce
platform that serves community families with fresh foods and daily necessities, and our acquisition of Jiangsu Five Star Appliance Co., Ltd., or Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China, and Kuayue-Express Group Co., LTD., or Kuayue Express, a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China. See “Item 4. Information on the Company—A. History and Development of the Company—Our Major Investments.” We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures and alliances.
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
Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. As of December 31, 2020, we had net intangible assets of RMB6.5 billion (US$1.0 billion) and goodwill of RMB10.9 billion (US$1.7 billion). In the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value, we may have to record actual or potential impairment charges of investments in equity investees or intangible assets and goodwill recorded in connection with invested businesses. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Investment in Equity Investees.” Moreover, we share the results of the investments which we account for as equity method investments, although we have no control on the factors and risks that affect their business, results of operations and financial condition. In 2020, our share of results of equity investees was a gain of RMB4.3 billion (US$0.7 billion), primarily consisting of the dilution gain of Dada Group’s public offerings, the disposal gain of Bitauto Holdings Limited, or Bitauto and partially offset by the picked up losses recognized from our equity method investments. We may not always be able to obtain gains from the equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. When our share of losses in the equity investees equals or exceeds our interest in the equity investees, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investees or unless we have other investments in the equity investees. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, especially due to the significant uncertainties of
COVID-19’s
future impact, which could depress our profitability and have a material adverse impact on our financial results. In addition, changes in accounting principles relating to recognition and measurement of our investments may have a significant impact on our financial results. For instance, in January 2016, the Financial Accounting Standards Board, or the FASB, issued ASU
2016-01,
“Financial Instruments — Overall (Subtopic
825-10)
— Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU
2016-01
amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With the adoption of ASU
2016-01
beginning January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For investments without readily determinable fair values, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. The adoption of ASU
2016-01
has had a significant impact on our earnings, and we recorded a loss of RMB1.5 billion, a gain of RMB3.5 billion and a gain of RMB29.5 billion (US$4.5 billion) resulting from the fair value change in long-term investments in 2018, 2019 and 2020, respectively.

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
We may be subject to litigation and regulatory proceedings inside and outside China relating to third-party and principal intellectual property infringement claims, contract disputes involving third-party merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes and other matters in the ordinary course of our business. As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes, including being named as a co-defendant
in lawsuits filed against our suppliers by third parties. For example, between July and August 2019, two lawsuits were filed against us involving claims plus damages due to late payments as well as litigation related expenses. The plaintiffs in these two lawsuits are seeking damages in an aggregate amount of approximately RMB5 billion. We believe these lawsuits are without merit and we are defending ourselves vigorously. However, there is uncertainty regarding the timing or ultimate resolution of these two lawsuits and the other legal proceedings in which we are involved. We anticipate that we will continue to be subject to legal, regulatory and/or administrative proceedings in the future incidental to our ordinary course of business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling or decision against us. In addition, we may decide to enter into settlements that may adversely affect our results of operations and financial condition.
As our digital economy expands, including across jurisdictions and through the addition of new businesses, we may encounter a variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our Class A ordinary shares and/or ADSs.
As a publicly-listed company, we may face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day
operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Certain of our directors may be subject to alleged class actions due to their current or previous directorships in other listed companies. Our directors and executive officers may also face litigation or proceedings (including alleged or future securities class action) unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our Class A ordinary shares and/or ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.
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
We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level
managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2020, we employed a total of 242,452 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery personnel and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’s results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may have conflicts of interest with our subsidiaries that are stand-alone public companies.
On December 8, 2020, shares of JD Health, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” On February 16, 2021, JD Logistics, our consolidated subsidiary, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the shares of JD Logistics on the Main Board of the Hong Kong Stock Exchange.
We currently offer different types of support to JD Health and JD Logistics to facilitate the marketing and implementation of their services. We have entered into and may, in the future, enter into various transactions and agreements with JD Health and JD Logistics. JD Health has, and JD Logistics, after it becomes a stand-alone public company in Hong Kong, is expected to have, an audit committee, each consisting of independent non-executive
directors, to review and approve all proposed connected transactions as defined in the listing rules of the Hong Kong Stock Exchange, including any transactions between us and JD Health or JD Logistics, as applicable. We have an audit committee, consisting of independent directors, to review and approve all material related party transactions, including any material transactions between us and JD Health or JD Logistics, as applicable. We believe that the transactions and agreements that we have entered into with JD Health and JD Logistics are on terms that are negotiated on an arm’s length basis. However, as we remain a controlling shareholder of JD Health and JD Logistics, we may from time to time make strategic decisions that we believe are in the best interests of our business and shareholders as a whole, which may create conflicts of interest with JD Health and Logistics, such as resolution of any dispute arising from the agreements between us and JD Health or JD Logistics, allocation of business opportunities between us and JD Health or JD Logistics, and employee recruiting and retention between us and JD Health or JD Logistics. We may not be able to resolve all potential misalignments in interests with JD Health and JD Logistics and the existence of such misalignments in interests may affect the results of operation of JD Health and JD Logistics, which may, in turn, affect our results of operations as a whole.
We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our mobile apps and websites, or for products sold on our mobile apps and websites or content posted on our mobile apps and websites that infringe on third-party intellectual property rights, or for other misconduct.
We sourced our products from over 31,000 suppliers as of December 31, 2020. Third-party merchants on our online marketplace are separately responsible for sourcing the products they sell on our mobile apps and websites. Although we have adopted measures to verify the authenticity and authorization of products sold on our mobile apps and websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border
e-commerce
business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.
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
A significant challenge to the online retail industry is the secure storage of confidential information and its secure transmission over public networks. Almost all of the orders and some of the payments for products we offer are made through our websites and our mobile apps. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with third-party couriers, such as their names, addresses, phone numbers and transaction records. In addition, with the rapid development of our AI, big data and cloud technologies and services, we have accumulated a large volume of data, which covers customer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, customer service information, among others. We also formed strategic partnerships with some leading mobile internet companies to leverage their powerful big data resources, massive user bases and
AI-driven
technologies. Maintaining complete security for the storage and transmission of confidential information on our technology platform is essential to maintaining our operating efficiency and customer confidence as well as complying with the applicable laws and standards.
We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our websites and use of our mobile apps. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners including strategic partners or third-party providers of online payment services through which some of our customers may choose to make payment for purchases. The third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our websites’ or mobile apps’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network (CSDN) in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party merchants and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our third-party couriers or third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny.
As online retail industry and AI technology continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants. For example, the PRC Cyber Security Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. In addition, the State Administration for Market Regulation and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273-2020) in March 2020, which replaced the previous standard GB/T 35273-2017 and took effect from October 2020. Pursuant to this standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. An example of such evolving regulatory requirements is the Draft Law of Personal Information Protection, which was published for public comments on October 21, 2020. When it is passed in the future, this law will function jointly with Cyber Security Law to regulate China’s online spheres in relating to personal information protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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
We accept payments using a variety of methods, including payment on delivery, bank transfers, online payments through various third-party online payment platforms such as Weixin Pay, UnionPay and JD Pay. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. Although we deliver a majority of the orders directly to customers ourselves, we use third-party couriers during peak seasons to supplement our delivery force. Given some customers choose the cash-on-delivery
option when they place their orders online, the delivery personnel of our third-party couriers collect payments on our behalf, and we require the third-party couriers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements governing electronic funds transfers, both in China and globally, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

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
The offline fresh food markets operated under our 7FRESH brand rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have an adverse impact on its profitability and operating results.
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
In June 2020, we entered into agreements with JD Digits, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Digits by converting our profit sharing right pursuant to the framework between us and JD Digits and investing additional RMB1.78 billion in cash in JD Digits. The framework agreement, including the profit-sharing arrangement between JD Digits and us, was terminated, and JD Digits has become our equity method investee. In connection with the acquisition of equity interests in JD Digits, we have entered into a series of agreements with JD Digits which set forth the rights of JD as a shareholder. On March 31, 2021, we entered into definitive agreements with JD Digits relating to the reorganization of our cloud computing and artificial intelligence business. Upon completion of this transactions on March 31, 2021, our equity interest in JD Digits has increased to approximately 42%.

JD Digits currently provides us with certain payment services on a non-exclusive
basis and may provide additional services to us in the future. If JD Digits will not be able to successfully manage its risks such as credit risks, its ability to continue to deliver payment and other services to us may be undermined. In such event, JD Digits might seek to amend the terms of its agreements and arrangements with us, which could potentially result in a conflict of interest. Other conflicts of interest between us and JD Digits may arise relating to commercial or strategic opportunities or initiatives. Although we and JD Digits have each agreed to certain non-competition
undertakings, we cannot assure you that JD Digits would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If JD Digits is unable to successfully manage its business or conflicts of interest that could arise between us and JD Digits are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected.
In addition, we continue to license certain of our intellectual properties, including our “JD” brand and related trademarks and domain names to JD Digits. Because of JD Digits’s ability to continue to use our brand, our close association with JD Digits and overlapping user base, events that negatively affect JD Digits, for example, alleged engagement in inappropriate activities, involvement in any legal or administrative proceedings, or negative publicity, could also negatively affect customers’, regulators’ and other third parties’ perception of us and our JD brand, harm our credibility and reputation and adversely affect our business.
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
JD Logistics, our subsidiary that is a technology-driven supply chain solutions and logistics services provider, is subject to risks associated with provision of integrated supply chain solutions and logistics services and operations.
JD Logistics, our subsidiary that is a technology-driven supply chain solutions and logistics services provider, is subject to risks associated with provision of integrated supply chain solutions and logistics services and operations, including, but not limited to, the following:

•
potential disruptions to the operation of the warehousing and logistics facilities operated by us or other third-party transportation companies and couriers that facilitate our logistics services, or to the development of new warehousing and logistics facilities;

•	risk that our customers may reduce their expenditure on third-party supply chain solutions and logistics services or increase utilization of their internal solutions;

•	tightening of the labor market, increases in labor costs or any labor unrest, as we operate in a labor-intensive industry;

•	failure to maintain positive relationships with our third-party logistics service providers;

•
risks associated with the items we deliver and the contents of shipments and inventories handled through our logistics networks, including real or perceived quality or health issues with the products that are handled through our logistics networks; and

•	risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.
The occurrence of any such risks may damage the business and reputation of JD Logistics, and may have a material and adverse impact on our financial condition and results of operations.
JD Health, our healthcare subsidiary, is subject to risks associated with the marketing, distributing, selling and regulation of pharmaceutical and healthcare products.
JD Health, our healthcare subsidiary, is subject to certain risks associated with the marketing, distributing and selling of pharmaceutical and other health and wellness products, as well as provision of medical and related services, including, but not limited to, the following:

•	inability to successfully execute effective advertising, marketing and promotional activities necessary to maintain and increase the awareness of JD Health and the products and services it offers;

•	failure to implement effective pricing and other strategies in response to intense market competition in the pharmaceutical industry in China;

•	inability to upgrade intelligent healthcare solutions in response to changing consumer demand and preference;

•	inability to stock adequate supply of pharmaceutical and healthcare products that customers desire;

•	potential medical liability claims in connection with our online healthcare services;

•	potential penalties or disputes against us for failure to manage our in-house medical team and external doctors;

•	failure of in-house medical team or external doctors to provide adequate and proper medical services on our platform;

•	inability to obtain and maintain regulatory or governmental permits, approvals and clearances, or to pass PRC government inspections; and

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

JD Smart Property Development Group, or JD Property, faces challenges relating to the macroeconomic environment, the market condition and its own business development.
JD Property, our subsidiary that owns, develops and manages our logistics facilities and other real estate properties, faces challenges relating to the macroeconomic environment, the market condition and certain characteristics of its current operations. These challenges include, but are not limited to:

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

•
concentration risk of business operations
. External clients currently account for a relatively small portion of JD Property’s client base. Its business growth largely depends on the demand of JD.com, JD Logistics and other affiliated companies. Moreover, because the primary business focus of JD Property is on industrial park and logistics properties, slowdown in such business area may have a greater impact on its business than if JD Property had more diversified operation in the development of different types of properties; and

•
uncertainties in the overseas market
. JD Property’s venture into the overseas market, such as the Southeast Asian market, faces challenges inherent in conducting cross-board business, including cultural differences, complexity of local regulatory environment, political stability and communication with local clients and business partners, among other things.

If JD Property’s business cannot continue to grow despite these challenges, our financial condition and results of operations may be materially and adversely affected.
Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.
A small portion of the lessors of our leased warehouses, leased offices, and leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors (including the lessors of our 7FRESH offline fresh food stores) are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. Such lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Also, in the event that the actual use of our leased properties is inconsistent with the use registered on the land use right certificate or our leased properties are on allocated land, the competent authorities may require the lessors to return the land and impose fines on the lessors, or confiscate the proceeds from the leasing of the properties and impose fines on the lessor if such properties are leased without their consent or handing in such income, as applicable. Therefore, the relevant lease agreements may be deemed to be in breach of the law and therefore be void.

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
We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.
Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or SAMR, the National Development and Reform Commission, or NDRC, the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, the Ministry of Transport, the State Post Bureau and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”
Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of December 31, 2020, we have Courier Service Operation Permits that allow Jingbangda, a subsidiary of Xi’an Jingdong Xincheng, one of our consolidated variable interest entities providing logistics services, and the subsidiaries of Jingbangda, to operate an express delivery business in 31 provinces and 448 cities in China. As of December 31, 2020, Jingbangda and its 37 subsidiaries had obtained Courier Service Operation Permits. As of the same date, Xi’an Jingdong Xuncheng and its 10 branches and two subsidiaries, and Jingbangda and its 32 subsidiaries and two branches had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services.
We are in the process of making filings with local postal administrations for express delivery terminal outlets of the subsidiaries of Jingbangda. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

In addition, we issue one type of prepaid cards which may be used to buy the products and services sold on our mobile apps and websites. Due to licensing requirements, currently such prepaid cards can only be used to purchase products and services directly sold by us.
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
The
e-commerce
industry, and online retail in particular, is highly regulated by the PRC government. For example, the Price Law of the People’s Republic of China prohibits a business operator from committing the specified unlawful pricing activities, such as dumping products at price below cost for the purpose of driving out rivals or monopolizing the market, using false or misleading prices to deceive consumers to transact, colluding with others to manipulate the market price, or conducting price discrimination against other business operators. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our mobile apps and websites. See “Item 4.B. Information on the Company—Business Overview—Regulation—Licenses and Permits.” We have made great efforts to obtain all the applicable licenses and permits, but due to the large number of products sold on our mobile apps and websites, we may not always be able to do so and we were penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before.
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
Law, which became effective on January 1, 2019. The
E-Commerce
Law imposes a number of new requirements and obligations on
e-commerce
platform operators. In addition, on March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which will take effect from May 1, 2021 and will be an important departmental regulation for the implementation of the
E-commerce
Law. We have adopted a series of measures to comply with such requires under the
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

We have granted, and may continue to grant, restricted share units and other types of awards under our Share Incentive Plan and our consolidated subsidiaries’ share incentive plans, which may result in increased share-based compensation expenses.
We have adopted a share incentive plan, or our Share Incentive Plan, to provide additional incentives to employees, directors and consultants. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion. For example, in May 2015, our board of directors approved a
10-year
compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the
10-year
period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a
10-year
vesting schedule with 10% of the award vested on each anniversary of the grant date. We incurred share-based compensation expenses of RMB167 million, RMB134 million and RMB104 million (US$16 million) in connection with this grant of option to Mr. Liu in 2018, 2019 and 2020, respectively. In addition, in October 2020, with the approvals of our board of directors and the board of directors of JD Logistics and JD Health, the consolidated subsidiaries of the company, JD Logistics and JD Health each granted to Mr. Richard Qiangdong Liu options to acquire 99,186,705 ordinary shares of JD Logistics and options to acquire 53,042,516 ordinary shares of JD Health (collectively, the “Grants”) according to the existing share incentive plan of each of JD Logistics and JD Health. The Grants were awarded to Mr. Liu to motivate him to continue leading the future success of JD Logistics and JD Health. The Grants by JD Logistics and JD Health are each subject to a six-year
vesting schedule and each account approximately 2% of the issued and outstanding shares of JD Logistics and JD Health as of the grant date, as applicable. JD Logistics adopted its own share incentive plan in 2018, which permits the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants, and granted 187,844,000, 83,476,500 and 224,511,105 share options for the years ended December 31, 2018, 2019 and 2020, respectively, including the share options granted to Mr. Liu mentioned above. JD Health adopted its own share incentive plan in 2020, which permits the granting of stock options, restricted share units and other types of awards of JD Health to its employees, directors and consultants, and granted 94,770,812 share options for the year ended December 31, 2020, including the share options granted to Mr. Liu mentioned above.
For the years ended December 31, 2018, 2019 and 2020, we recorded an aggregate of RMB3,660 million, RMB3,695 million, RMB4,156 million (US$637 million), respectively, in share-based compensation expenses. As of December 31, 2020, the awards in our Share Incentive Plan that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 108,279,186 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 30,907,060 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
E-commerce
companies in China hold special promotional campaigns on November 11 each year, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our business, both of which can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild due to the rapid growth we have experienced and may increase further in the future. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our Class A ordinary shares and/or ADSs may fluctuate from time to time due to seasonality.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.
We recorded net current liabilities of RMB16.0 billion, RMB0.9 billion and net current assets of RMB60.8 billion (US$9.3 billion) as of December 31, 2018, 2019 and 2020, respectively. Although we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, we may also require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 and January 2020 both contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets, and our term and revolving credit facilities we entered into in 2017 contain covenants that impose certain minimum financial performance requirements on us and that restrict our ability to raise additional debt. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. In addition, any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our prospects. A large balance of indebtedness may require that we devote our financial resources to servicing such debt rather than funding our operating activities, which constrains our capital flexibility and may in turn adversely affect our results of operation. It may also be a challenge for us to service our interest and principal repayments in a timely manner or at all, which could trigger cross-defaults with other debt, as applicable, as well as limit our ability to obtain further debt financing.
Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.
As of December 31, 2020, we had long-term debt obligations, including the current portion, in an aggregate amount of RMB15.8 billion (US$2.4 billion), including US$2.0 billion in aggregate principal amount of unsecured senior notes and US$0.45 billion we had drawn down and outstanding under our US$1.0 billion term and revolving credit facilities. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.
Changes affecting the availability of the London Inter-bank Offered Rate (LIBOR) may have consequences for us that cannot yet be reasonably predicted.
We have outstanding debt with variable interest rates based on LIBOR. In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. As of the date of this annual report, US$0.45 billion of the credit facilities had been drawn down and outstanding. The LIBOR benchmark has been the subject of national, international and other regulatory guidance and proposals to reform. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether or not, at that time, LIBOR will cease to exist and a satisfactory replacement rate developed or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of, among other entities, large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement rate remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate the applicable interest rates under our existing revolving credit facilities agreement, as it uses LIBOR as a factor in determining the applicable interest rate. In addition, any changes to benchmark rates may have an uncertain impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.

Fluctuation of items that are
non-recurring
in nature and fluctuation of fair value change of the wealth management products we invested in have affected our results of operations during 2018, 2019 and 2020 and may continue to affect our results of operations in the future.
The fluctuation of items that are
non-recurring
in nature, primarily gains on sale of development properties and others, net, significantly affected our results of operations during 2019 and 2020. We recorded a gain of RMB3,885 million and RMB1,649 million (US$253 million) in 2019 and 2020, respectively, for selling certain of our development properties, as compared with nil in 2018. Others, net consist primarily of gains or losses from fair value change, impairment, disposals of long-term investments other than those accounted for under the equity method, government financial incentives, and other non-operating
income or expenses. For others, net, we recorded an income of RMB95 million, RMB5.4 billion and RMB32.6 billion (US$5.0 billion) in 2018, 2019 and 2020, respectively.We identify these items as non-recurring
in nature as they are not indicative of our core operating results and business outlook. We cannot assure you that we will be able to continue to generate net profits and maintain profitability in the future after excluding the impact of such non-recurring
items. The significant fluctuation of these
non-recurring
items may continue to affect our results of operations and result in fluctuation of net income/(loss) in the future.
During 2018, 2019 and 2020, we made investments in wealth management products and recorded a fair value of wealth management products of RMB1.9 billion, RMB23.2 billion and RMB24.3 billion (US$3.7 billion) as of December 31, 2018, 2019 and 2020, respectively. For the year ended December 31, 2018, 2019 and 2020, gross unrealized gains of RMB0.6 million, RMB54.8 million and RMB0.01 million were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2018, 2019 and 2020, respectively. Those wealth management products were certain deposits with variable interest rates or principal not-guaranteed
with certain financial institutions, and usually have maturities of less than one year. We are exposed to credit risk in relation to our investments in wealth management products, which may adversely affect our net changes in their fair value. We cannot assure you that market conditions and regulatory environment will create fair value gains and we will not incur any fair value losses on our investments in wealth management products at fair value through profit or loss in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.
Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.
The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue in the foreseeable future, especially in light of the challenges the global economy is facing due to the
COVID-19
global pandemic. See “— We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.” Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 55 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain key-man
life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and/or our ADSs may view as beneficial.
Our company is controlled through a dual class voting structure. Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 28, 2021, Mr. Liu beneficially owned 76.9% of the aggregate voting power of our company, including 3.9% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 22,743,428 Class B ordinary shares, representing 3.9% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited can exercise the 3.9% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 3.9% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under our current memorandum and articles of association, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.
Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, might impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

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
We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, customers and revenues and adversely affect the price of our Class A ordinary shares and/or ADSs.
We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our Class A ordinary shares and/or ADSs.
We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of
COVID-19,
which could significantly disrupt our operations.
Our business could be adversely affected by the effects of epidemics, including
COVID-19,
avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in connection with the intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which
COVID-19
impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

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
If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.”
However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our auditor’s procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
Proceedings instituted by the SEC against
certain PRC-based accounting
firms, including auditors of our consolidated financial statements in our prior annual reports, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including auditors of our consolidated financial statements in our annual reports, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. In January 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based
accounting firms appealed to the SEC against this decision. In February 2015, each of the four
PRC-based
accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet the specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including auditors of consolidated financial statements in our annual reports, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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
If auditors of our consolidated financial statements in our annual reports were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our securities from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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
In the opinion of Shihui Partners, our PRC legal counsel, (i) the ownership structures of our variable interest entities in China and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entities, including Jingdong Century, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between the PRC subsidiaries, including Jingdong Century, the variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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
Our variable interest entities, including their subsidiaries, hold our necessary licenses and permits, including ICP licenses, Courier Service Operation Permits and Practicing License for Medical Institutions, and conduct our sales of books and audio and video products (including publication of
e-books
and online audio and video products). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate the majority of our revenues from products and services that are offered to customers through our mobile apps and websites and any interruption in our ability to use our mobile apps and websites may have a material and adverse effect on our financial condition and results of operations.
The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of our principal variable interest entities, including Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, among others. Mr. Richard Qiangdong Liu is our chairman of board of directors and chief executive officer, Ms. Yayun Li is chief executive officer of JD Digits, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer.

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to two times of their respective net assets.
Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be registered with the NDRC.
We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment
foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.
Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we may not be able to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and our consolidated variable interest entities, each a PRC domestic company. Meanwhile, we may not be able to finance the activities of our consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated variable interest entities.
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

Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.
On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law or the FIL, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations, or the Outgoing FIE Laws. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”
Meanwhile, the Implementation Rules to the FIL came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the FIL. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all
provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.
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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.
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

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibit certain monopolistic acts of internet platforms to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance. Notably, the Anti-Monopoly Guidelines for Internet Platforms provides that any concentration of undertakings involving variable interest entities (VIE) fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator must report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, acquisitions of other entities that we have made before or may make in the future (whether by ourselves, our subsidiaries or through our variable interest entities) and that meet the criteria for declaration, may be required to be reported to and approved by the anti-monopoly law enforcement agency, and we may be subject to penalty including, but not limited to, a fine of no more than RMB500,000 if we fail to comply with such requirement, and in extreme case may be ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer the business within a prescribed time or to take any other necessary measures to return to the pre-concentration
status. In March 2021, SAMR imposed on us a fine of RMB500,000 for failing to file a prior notification of concentrations of undertaking for a prior acquisition we did. In addition, SAMR has been undergoing a survey of prior acquisitions by internet platforms that may involve failure to file prior notifications of concentrations of undertaking. We have been cooperating with SAMR on this front and we keep written and oral correspondence with SAMR. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, it would be difficult to estimate its specific impact on our business, financial condition, result of operations and prospects. We may receive more similar inquires going forward and cannot assure you that our business operations comply with the regulations and authorities’ requirements in all respects. If any non-compliance
is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. We may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.
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
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The relevant government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Although almost all of our PRC operating entities incorporated in various locations in China have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register some operating offices as branch offices under PRC law.
Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2020, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We may be required to register those operating offices outside of the residence addresses of our relevant PRC entities as branch offices under PRC law. As of the date of this annual report, we were able to register branch offices in all of the important locations where we had meaningful presence. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.
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
Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A ordinary shares and/or ADSs. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A ordinary shares and/or ADSs.
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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.
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
In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. These laws and regulations are continually evolving as newly enacted Foreign Investment Law took effect. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by NDRC and MOFCOM and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM, NDRC or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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
In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB615 million, RMB2,222 million and RMB2,545 million (US$390 million) in financial incentives from local governments relating to our business operations in 2018, 2019 and 2020, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration, or the STA, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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
Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC
tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the STA issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. In February 2018, the STA issued a new circular (Circular 9) to replace Circular 601, which came into effect on April 1, 2018. Circular 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an enterprise does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the enterprise directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances fall under Circular 9, the enterprise will be deemed as a “beneficial owner.” If our Hong Kong subsidiaries are, in the light of Circular 9, considered to be a non-beneficial
owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.
The STA has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises issued in December 2009, or STA Circular 698, the Notice on Several Issues Regarding the Income Tax of
Non-PRC
Resident Enterprises promulgated issued in March 2011, or STA Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by
Non-PRC
Resident Enterprises issued in February 2015, or STA Circular 7. Pursuant to these rules and notices, if a non-PRC
resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. STA Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year
period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under STA Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in STA Circular 7, public market trading and tax treaty exemptions.
In October 2017, the STA released the Public Notice Regarding Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source, or STA Public Notice 37, effective from December 2017. STA Public Notice 37 replaced a series of important circulars, including but not limited to STA Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by a nonresident enterprise. STA Public Notice 37 provides for certain key changes to the previous withholding regime. For example, the withholding obligation for a non-resident
enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends.
Under STA Circular 7 and STA Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC income tax from the transfer price if the indirect transfer is subject to the PRC enterprise income tax. If the withholding agent fails to do so, the transferor should report to and pay the tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under STA Circular 7 and STA Public Notice 37, according to the applicable law, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with STA Circular 7.
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

Risks Related to Our ADSs and Class A Ordinary Shares
The trading price of our ADSs has been and is likely to continue to be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.
The trading prices of our ADSs and Class A ordinary shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the highest and lowest closing prices of our ADSs on Nasdaq in 2020 were US$92.77 and US$32.70, respectively. Likewise, the highest and lowest closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2020 since our listing in June 2020 were HK$368.20 and HK$226.00, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and
e-commerce
companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States in early 2020, which may have a material and adverse effect on the trading price of our Class A ordinary shares and/or ADSs.
In addition to the above factors, the price and trading volume of our Class A ordinary shares and/or ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, customers, suppliers or third-party merchants;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other online retail or e-commerce companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online retail market;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	political or market instability or disruptions, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;

•	fluctuations of exchange rates among RMB, the Hong Kong dollar and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our Class A ordinary shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs;

•	any actual or alleged illegal acts of our senior management or other key employees;

•	any share repurchase program; and

•	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm.
We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
We completed our public offering in Hong Kong in June 2020 and the trading of our Class A ordinary shares on the Hong Kong Stock Exchange commenced on June 18, 2020 under the stock code “9618.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.
Our articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a qualifying issuer, but our articles of association provide that at least one third of the aggregate voting power of our company is required to convene an extraordinary general meeting. We will put forth a resolution at or before our next annual general meeting to be held after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange to revise our articles of association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. The next annual general meeting after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange is expected to be held around mid-2021.
Prior to the amendment to our articles of association, the minimum of one-third
of the aggregate voting power of our company is still required to convene an extraordinary general meeting.
Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and articles of association and our incurring of incremental compliance costs.
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.
On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion worth of our ADSs over the next 24 months through March 17, 2022. From March 17, 2020 to the date of this annual report, we repurchased approximately 8.8 million ADSs at a weighted average price of US$76.35 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.
The trading market for our Class A ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our Class A ordinary shares and/or ADSs to decline.
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends subject to our current memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.
Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.
Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline. As of February 28, 2021, we had 3,117,970,519 ordinary shares issued and outstanding, comprising of (i) 2,673,719,668 Class A ordinary shares (excluding the 11,823,314 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 444,250,851 Class B ordinary shares. Among these shares, 2,031,456,120 Class A ordinary shares are freely transferable without restriction or additional registration under the Securities Act. The remaining authorized but unissued Class A ordinary shares and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Holders of our ADSs may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. We undertake we will (i) provide 14 days’ notice for any general meetings after the listing of Class A ordinary shares on the Hong Kong Stock Exchange and (ii) put forth a resolution at or before our next annual general meeting of the company which is expected to be held around mid-2021
after the listing of Class A ordinary shares on the Hong Kong Stock Exchange to revise our articles, so that the minimum notice period required to convene a general meeting will be 14 days. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying ordinary shares represented by their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.
Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs if holders of these ADSs do not vote at shareholders’ meetings, which could adversely affect the interests of the holders of our Class A ordinary shares and/or ADSs.
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
The effect of this discretionary proxy is that holders of ADSs cannot prevent our underlying Class A ordinary shares represented by their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to holdings of our ADS holders.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, our ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

Holders of our ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to them.
The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.
Holders of our ADSs may be subject to limitations on transfer of their ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of our experts reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon us or these persons, or to bring an action against us or against these persons in the United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination
of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands.
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

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States or Hong Kong.
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
Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.
Furthermore, our articles of association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.
Our current memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and/or ADSs.
Our current memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company beneficially owned through a trust wholly-owned by our chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of February 28, 2021, Mr. Liu beneficially owned 76.9% of the aggregate voting power of our company, including 3.9% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. In addition, our current memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.
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
As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our current memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2020. We undertake we will (i) hold annual general meeting every year after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange and (ii) put forth a resolution at or before our next annual general meeting to be held after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange to revise our articles of association to comply with Rule 19C.07(4) of the Hong Kong Listing Rules. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
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
In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2020 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2020, and we do not expect to be classified as a PFIC in the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
We incur increased costs as a result of being a public company.
As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We will also incur additional costs as a result of the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.
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
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and Class A ordinary shares.
As a dual-listed company, we are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our Class A ordinary shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.
Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.
There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
We are exposed to risks associated with the potential
spin-off
of one or more of our businesses.
We are exposed to risks associated with the potential
spin-off
of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off
a subsidiary entity and list it on the Hong Kong Stock Exchange within three years of the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. On December 8, 2020, we completed the spin-off
and listing of JD Health, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On February 16, 2021, JD Logistics, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the shares of JD Logistics on the Main Board of the Hong Kong Stock Exchange. We may continue to explore the ongoing financing requirements for our various other businesses and may consider a spin-off
listing on the Hong Kong Stock Exchange for one or more of those businesses within the three year period subsequent to the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off
that it would not render our company, excluding the businesses to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules. We cannot assure you that any spin-off
will ultimately be consummated, whether within the three-year period after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange or otherwise, and any such spin-off
will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange. In the event that we proceed with a spin-off,
the company’s interest in the entity to be
spun-off
(and its corresponding contribution to the financial results of our company) will be reduced accordingly.
An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A ordinary shares might fluctuate significantly.
Since the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have consistently been an actively-traded company on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. The trading price or liquidity for our ADSs on Nasdaq might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange. If an active trading market of our ordinary shares on the Hong Kong Stock Exchange is not sustained, the market price and liquidity of our ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen Stock Exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of companies of a dual-class voting structure to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our company, which has a dual-class voting structure with a secondary listing in Hong Kong, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.
In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate
ADS-ordinary
share conversion and trading between Nasdaq and the Hong Kong Stock Exchange, we also moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.

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

We also conduct certain of our business operations through other consolidated variable interest entities and their subsidiaries, including Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng, and Suqian Jingdong Tianning Jiankang Technology Co., Ltd., or Suqian Jingdong Tianning.
On May 22, 2014, our ADSs commenced trading on Nasdaq under the symbol “JD.” We raised from our initial public offering approximately US$1.5 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses. Concurrently with our initial public offering, we also raised US$1.3 billion from Huang River Investment Limited, our existing shareholder and an affiliate of Tencent, in a private placement.
In December 2014, we completed a secondary public offering, pursuant to which certain selling shareholders sold an aggregate of 26,003,171 ADSs, representing 52,006,342 Class A ordinary shares, for an aggregate gross proceeds of approximately US$619 million, and we did not sell any ADSs in the offering.
On June 18, 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9618.” We raised from our global offering in connection with the listing in Hong Kong approximately RMB31.3 billion (US$4.8 billion) in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
Our Strategic Cooperations and Other Developments
Strategic Cooperation with Tencent
. On March 10, 2014, we acquired certain
e-commerce
businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China, including social communications, online games and digital content and payment. Tencent has a large mobile internet user base, as evidenced by the combined monthly active user accounts of 1,225 million on Tencent’s mobile apps Weixin and WeChat as of December 31, 2020 based on publicly available data.
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
In October 2015, we expanded partnership with Tencent to provide third-party merchants with innovative mobile marketing solutions. On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent will continue to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. It is estimated that such traffic support, advertising spending and other cooperation will amount to over US$800 million, which will be paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the subsequent three-year period, of which 8,127,302 and 2,938,584 of our Class A ordinary shares were issued in May 2019 and May 2020. The issuance of Class A ordinary shares of US$250 million formed part of the total estimated amount of US$800 million that will be paid or spent for the traffic support, advertising and other cooperation from Tencent under the strategic cooperation agreement. Huang River Investment Limited is currently one of our principal shareholders and held 16.9% of our total issued and outstanding shares as of February 28, 2021.
Strategic Cooperation with Walmart.
In June 2016, we entered into a series of agreements with Walmart Inc., or Walmart, in relation to our strategic alliance, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares, representing approximately 5% of our total issued and outstanding shares on a fully diluted basis at the time. As of February 28, 2021, Walmart held Class A ordinary shares representing approximately 9.3% of our total issued and outstanding shares. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites. We have collaborated with Walmart on
e-commerce,
including launching Sam’s Club Flagship Store and Walmart Flagship Store on JD.com, as well as Sam’s Club Global Flagship Store, Walmart Global Flagship Store, ASDA Flagship Store and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide and a
one-hour
delivery service from Walmart Stores and Sam’s Clubs in select cities through the JD Daojia app. As part of the strategic alliance, we also entered into an eight-year non-compete
arrangement with Walmart, subject to certain conditions and exceptions.

JD Logistics.
JD Logistics has been operating as an internal logistics department of us since 2007 and as a stand-alone business segment since April 2017. JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers, covering regular and specialized items. In February 2018, we entered into definitive agreements with third-party investors for the financing of JD Logistics, and JD Logistics raised a total amount of US$2.5 billion by issuing series A preference shares to third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis at the time. On February 16, 2021, JD Logistics, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the shares of JD Logistics on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place. We will remain the controlling shareholder of JD Logistics, assuming the completion of the proposed listing.
JD Digits
. Since 2017, JD Digits has made remarkable progress in the field of digital technology. Leveraging the latest and most cutting-edge technologies, including big data, artificial intelligence (AI), the Internet of Things (IoT), and blockchain, JD Digits is now well-equipped to help the financial and real sectors reduce costs, improve efficiencies, enhance user experience and optimize business models. In June 2020, we entered into agreements with JD Digits, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Digits by converting our profit sharing right pursuant to the framework agreement between us and JD Digits and investing additional RMB1.78 billion in cash in JD Digits. The framework agreement, including the profit-sharing arrangement between JD Digits and us, was terminated, and JD Digits has become our equity method investee. In connection with the acquisition of equity interests in JD Digits, we have entered into a series of agreements with JD Digits which set forth the rights of JD as a shareholder. Pursuant to these agreements, we will continue to enjoy substantially all the rights that we had under the framework agreement; provided that certain rights such as the right to liquidity event payment had been terminated upon our conversion of the profit sharing right into equity interest in JD Digits. Pursuant to these agreements, certain of our rights under these agreements should be terminated immediately the day before JD Digits submits its application for an initial public offering in the PRC. These rights, however, will be restored in the event the initial public offering application is rejected by the relevant authorities or withdrawn by JD Digits.
In addition, on June 20, 2020, the shareholders of JD Digits passed a unanimous resolution to restructure JD Digits as a company limited by shares and adopt the dual class voting structure. The shares held by Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan Equity Investment Center (Limited Partnership), or Suqian Linghang Fangyuan, an entity controlled by Mr. Liu, were entitled to ten votes per share, while Mr. Liu and Suqian Linghang Fangyuan must abstain from voting on any related party transaction with JD Digits. As a result of this dual class voting structure, as of December 31, 2020, we held approximately 18.7% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 54.7% of the total voting power of JD Digits.
On March 31, 2021, we entered into definitive agreements with JD Digits relating to the reorganization of our cloud computing and artificial intelligence business (“JD Cloud & AI”). Pursuant to the definitive agreements, we transferred JD Cloud & AI and certain assets together valued at approximately RMB15.7 billion to JD Digits, in exchange for newly issued ordinary shares of JD Digits. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from our consolidated financial statements, and our equity interest in JD Digits increased from 36.8% to approximately 42%. We believe that, through this transaction, we will continue to focus on our core competences and synergistic businesses to better serve customers, and JD Digits will be better positioned to deliver a suite of cutting-edge technology services to its business partners.
JD Property
. In 2018, we established JD Property, our infrastructure asset management and integrated service platform, which owns, develops and manages our logistics facilities and other real estate properties to support JD Logistics and third parties. In February 2019, JD Property established JD Logistics Properties Core Fund, L.P., or Core Fund, together with GIC, Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. JD Property serves as the general partner and have committed 20% of the total capital of Core Fund as the limited partner, and GIC has committed the remaining 80%. The investment committee of Core Fund, which comprise the representatives from us and GIC, will oversee the key operations of Core Fund. Furthermore, in February 2019, we entered into a definitive agreement with Core Fund, pursuant to which we sold certain of our completed modern logistics facilities to Core Fund for a total gross asset value of approximately RMB11 billion, to unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives.

In January 2020, JD Property established its second logistics investment fund, JD Logistics Properties Core Fund II, L.P., or Core Fund II, together with GIC, to replicate the successful experience of Core Fund. JD Property serves as general partner and commit 10% of the total capital of Core Fund II as a limited partner, and GIC will commit the remaining 90%. Furthermore, in January 2020, we entered into definitive agreements with Core Fund II to sell certain of our completed modern logistics facilities for a total gross asset value of approximately RMB5 billion, and concurrently lease back some of these completed facilities for operational purposes.
In September 2020, JD Property entered into definitive agreements to establish another logistics investment fund with approximately RMB3 billion of assets under management, JD Logistics Properties Development Fund I, L.P., or Development Fund I, together with GIC and Mubadala Investment Company (“MIC”), to replicate the successful experience of Core Fund and Core Fund II (collectively, “Core Funds”). Development Fund I plans to acquire some of our modern logistics facilities. JD Property will serve as general partner and commit 40% of the total capital of Development Fund I as a limited partner, and GIC and MIC will commit the remaining 60% collectively. Furthermore, in December 2020, we entered into definitive agreements with Development Fund I to sell one of our uncompleted modern logistics facility, and will concurrently lease back some of such facility for operational purposes when completed.
For the logistics facilities under Core Funds and Development Fund I that met closing conditions, we recorded a disposal gain of RMB3.8 billion and RMB1.6 billion (US$0.3 billion) in 2019 and 2020, respectively. We will derecognize remaining logistics facilities upon satisfaction of the closing condition. In addition, subsequent to the disposition, we have leased back certain completed facilities from Core Funds for operational purposes, and JD Property has started serving as the asset manager managing Core Funds’ assets. We will also lease back some of the facility that sale to Development Fund I for operational purposes when such facility has been completed.
On March 10, 2021, JD Property entered into definitive agreements for the non-redeemable
series A preference share financing with
co-lead
investors Hillhouse Capital and Warburg Pincus, among others. The total amount expected to be raised is approximately US$700 million. We will remain the majority shareholder of JD Property after the completion of this transaction. By leveraging Warburg Pincus and Hillhouse Capital’s industry expertise and resources, JD Property will further strengthen its infrastructure property management capabilities and its position as a leading player in high-quality infrastructure properties development and operations.
JD Health
. In November 2019, our healthcare subsidiary, JD Health International, Inc., or JD Health, completed the non-redeemable
series A preference share financing with a group of third-party investors. The total amount of financing raised was US$931 million, representing 13.5% of the ownership of JD Health on a fully diluted basis upon the completion of this transaction. In August 2020, JD Health completed the non-redeemable
series B preference share financing with a group of third-party investors. The total amount of financing raised was US$914 million, representing 4.5% of the ownership of JD Health on a fully diluted basis. Over the past few years, JD Health is building a comprehensive “Internet + healthcare” ecosystem, providing pharmaceutical and healthcare products and internet healthcare services to the customers. On December 8, 2020, shares of JD Health, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from the global offering in connection with the listing in Hong Kong approximately RMB25.7 billion (US$3.9 billion) in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
JD MRO.
In April and December 2020, JD Industrial Technology Inc. (“JD MRO”), our subsidiary specialized in industrial maintenance, repair and operations (“MRO”) products and services, entered into definitive agreements for non-redeemable
series A and series
A-1
preference share financing (“JD MRO Series A and
A-1
Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD MRO Series A and
A-1
Preference Shares was approximately US$335 million. Upon completion of such financing, we still hold more than 80% of the issued and outstanding shares of JD MRO.

Our Major Investments
Yonghui
. In August 2015, we entered into definitive agreements with Yonghui Superstores Co., Ltd., or Yonghui, pursuant to which we subscribed for newly issued ordinary shares of Yonghui with a consideration of RMB4.23 billion (US$616 million). In May 2018, we made an additional investment of RMB1.2 billion (US$178 million) to acquire additional ordinary shares from the existing shareholders of Yonghui. In 2020, we made further investment of RMB1.0 billion (US$154 million) to acquire additional ordinary shares from the existing shareholders of Yonghui. As of December 31, 2020, we held approximately 13% of Yonghui’s issued and outstanding ordinary shares. In addition, we have formed a strategic partnership with Yonghui to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in online-to-offline
initiatives and other areas of potential strategic cooperation.
Dada Group
. In April 2016, we completed the transaction with Dada Group, a leading platform of local on-demand
retail and delivery in China, pursuant to which our
online-to-offline
business, JD Daojia, became a subsidiary of Dada Group and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada Group. In December 2017, we exercised our warrant to acquire additional preferred shares of Dada Group. In August 2018, in conjunction of Dada Group’s Series F round financing with Walmart, we further invested US$180 million to acquire the newly issued preferred shares of Dada Group. We have formed an extensive cooperation relationship with Dada Group, as its local on-demand
delivery and retail capabilities support our innovative projects and omni-channel strategy, together bringing consumers the most convenient and advanced shopping experience. In June 2020, the ADSs of Dada Group commenced trading on the Nasdaq Global Select Market under the symbol “DADA,” and, as of December 31, 2020, we had invested US$973 million to acquire the ADSs of Dada Group. As of December 31, 2020, we owned approximately 46% issued and outstanding of Dada Group.
On March 22, 2021, we, through a subsidiary, entered into a share purchase agreement with Dada Group, under which we have agreed to invest a total of US$800 million in newly issued ordinary shares of Dada Group, at a per share purchase price equal to the closing trading price of Dada Group’s ordinary shares on the Nasdaq Global Select Market, on March 19, 2021, the last trading day prior to the date of the share purchase agreement. Following the transaction, we will hold, taking into account our existing holding, approximately 51% of Dada Group’s issued and outstanding shares. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings. Upon the closing of the transaction, we expect to consolidate the financial results of Dada Group into our consolidated financial statements. Our increased investment in Dada Group will facilitate both sides to promote the expansion of on-demand
retail and delivery, as well as omnichannel collaboration. This is expected to help our company to further diversify its retail services, enable its business partners to improve their operating efficiency, and deliver better services for its consumers.
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
Vipshop
. In December 2017, we, along with Tencent, entered into a share subscription agreement to subscribe for newly issued Class A ordinary shares of Vipshop Holdings Limited, or Vipshop, an NYSE-listed online discount retailer for brands in China. In December 2017, we also entered into a business cooperation agreement and established a cooperative relationship with Vipshop, pursuant to which we granted Vipshop entries on both the main page of our mobile app and the main page of our Weixin Discovery shopping entry. We also purchased the ADSs of Vipshop from the open market. As of December 31, 2020, we had accumulatively invested approximately US$600 million in cash to purchase Class A ordinary shares and ADSs of Vipshop.

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
Jiangsu Five Star
. In April 2019, we completed an investment in Jiangsu Five Star Appliance Co., Ltd., or Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China. We acquired 46% of Jiangsu Five Star’s total shares from its existing shareholder for a total purchase price of RMB1.27 billion with a combination of cash and assumption of the seller’s debt. Following this investment, we and Jiangsu Five Star leverage each other’s industry expertise and strength to explore new growth opportunities in the area of omni-channel strategy and aim to provide consumers with a fully-integrated, smart online and offline shopping experience. In addition, we provided a loan of approximately RMB1.02 billion to the seller. We are also entitled to certain collateral and investor rights pursuant to the related definitive agreements. In the second quarter of 2020, we further acquired 54% equity interest and fully consolidated Jiangsu Five Star by converting the loan of RMB1.02 billion and assuming the seller’s RMB428 million debt owed to Jiangsu Five Star.
AiHuiShou
. In June 2019, we completed an investment of approximately RMB3.38 billion in AiHuiShou International Co. Ltd., or AiHuiShou, an online second-hand consumer electronics trading platform. In connection with this investment, we merged our Paipai Secondhand business with and into AiHuiShou with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of AiHuiShou. In September and December 2020, we completed additional investments of RMB401 million in cash in AiHuishou. In addition, we expect to make an additional investment of US$20 million in AiHuiShou in April 2021.
Kuayue Express
. In August 2020, we acquired a controlling interest in Kuayue-Express Group Co., LTD., or Kuayue Express, a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China, for a total consideration of approximately RMB3 billion through a combination of acquiring existing shares and subscribing for newly issued shares of Kuayue Express.
Xingsheng
. In December 2020, we invested approximately US$700 million to purchase newly issued preferred shares of Xingsheng Preference Electronic Business Limited, or Xingsheng. Xingsheng is a leading community group buying
e-commerce
platform that serves community families with fresh foods and daily necessities.

B.	Business Overview
Overview
We are a leading technology driven
e-commerce
company transforming to become a leading supply chain-based technology and service provider. We generated total net revenues of RMB462.0 billion, RMB576.9 billion and RMB745.8 billion (US$114.3 billion) in 2018, 2019 and 2020, respectively. We incurred net losses of RMB2.8 billion in 2018, and generated net income of RMB11.9 billion and RMB49.3 billion (US$7.6 billion) in 2019 and 2020, respectively.
Overview of Our
E-commerce
Business
We are the largest retailer in China in terms of total revenues in 2020, according to Fortune Global 500. We believe our scale and market leadership are built upon our competitive edge in customer experience and operational efficiency, as well as our commitment to strategically invest in technology and logistics infrastructure for the long term.

Providing superior customer experience is our top priority. Our
e-commerce
business offers customers a wide selection of authentic products at competitive prices. We have built and operate our own nationwide fulfillment infrastructure that supports our
e-commerce
business. Our speedy, efficient and reliable fulfillment services ensure a high degree of customer satisfaction. We offer an enjoyable online shopping experience mainly through our content-rich, user-friendly and highly personalized mobile apps and website www.jd.com. We also provide comprehensive customer services and convenient payment options. Owing to the superior customer experience we provide, our loyal customer base has expanded rapidly. We had 305.3 million, 362.0 million and 471.9 million annual active customer accounts in 2018, 2019 and 2020, respectively.
We operate online retail and marketplace
e-commerce
businesses. In our online retail business, we purchase products from suppliers and sell them directly to our customers. We offer a wide range of product categories through our online retail business, including electronics products, home appliances and a large variety of other general merchandise categories. We have established strong relationships with our suppliers as our online retail business grows rapidly over time. As of December 31, 2020, we sourced products from over 31,000 suppliers.
Timely and reliable fulfillment is critical to our success. We believe we have the largest fulfillment infrastructure of any
e-commerce
company in China. Leveraging this nationwide fulfillment capability, we deliver a majority of the orders to customers by ourselves. In 2020, we further improved our efficiency in more cities, especially the less developed areas, as we continued to expand our same day and next day delivery service in these areas. Our fulfillment services have been proven to be highly reliable in response to customer needs, particularly in the event of business disruptions, such as during the recent
COVID-19
outbreak.
We launched our online marketplace in October 2010, and have since then been continually adding third-party merchants and introducing new products and services, including premium international brands, to our customers. Merchants on our online marketplace are held to high standards for transacting with our customers. We aim to offer our customers with consistently high-quality online shopping experience regardless they purchase from us or third-party merchants. To this end, we require all third-party merchants to meet our strict standards for product authenticity and service reliability, and closely monitor their performance and activities on our online marketplace.
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
We are exploring a variety of omni-channel initiatives to meet our customers’ ever-growing demand. We believe we are well-positioned to empower traditional offline retailers by capitalizing on our strong online presence, industry know-how
and omni-channel technology and systems. We collaborate with Walmart on
e-commerce
by launching Walmart and Sam’s Club Flagship Stores on our platform and providing fulfillment solutions to them. Through our strategic partnership with Dada Group, a leading platform for local on-demand
retail and delivery in China, Dada Group has been cooperating with JD Logistics to provide our customers with on-demand
and last-mile delivery services of a wide selection of grocery and other fresh products through
JD-Daojia.
We are also exploring in the offline retail market through 7FRESH, our offline fresh food markets, experimenting on the omni-channel model.
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
Logistics Services
We made our strategic decision in 2007 to invest in and build our own nationwide fulfillment infrastructure. As of December 31, 2020, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 900 warehouses with an aggregate gross floor area of approximately 21 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In addition, we had a team of 242,452 warehouse and delivery personnel as of December 31, 2020. Our fulfillment infrastructure is powered by proprietary smart logistics and automation technologies, such as intelligent hardware, robotics, voice recognition, computer vision and deep learning, which allow us to continuously improve our operational efficiency. With full control of the logistics network and associated data flow, we are able to optimize operations and modularize processes so as to ensure scalability and efficiency.
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
We operate a technology service platform Kepler which provides comprehensive services for our partners to conduct online retail leveraging traffic on third-party channels. For example, we help brands set up mini programs on Tencent’s Weixin and provide one-stop
services including mini-program creation, product selection and pricing, digital marketing, inventory management, fulfillment and customer services. Such services are especially valuable for brands with less sophisticated online retail experience but wish to boost sales through emerging mobile internet channels. In addition, powered by predictive analytics utilizing AI and big data, we also offer services to traditional brick-and-mortar
retailers to optimize offline stores’ operation by recommending product selection based on local consumers’ preferences while managing stocks at optimum inventory level.
We have developed robust supply-chain based technology in three key areas, namely AI, Big data analytics and Cloud computing. We have world-class scientists and a large team of AI engineers. Our technology achievements have been well recognized globally and we strive to deliver best-in-class
services to our customers and become the most trusted technology service provider in the industry. For example, we built a smart supply-chain platform NeuHub in April 2018, which consists of cloud-based AI infrastructure. It also includes application-level products supporting many use cases that are applicable to our business and ecosystem, as well as customers across industries.

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
We will further grow our scale to strengthen our competitive advantages and achieve even greater economies of scale. With our continuous growth in scale and further enhancement of our procurement capabilities and partnerships with our third-party merchants, we can deliver stronger value propositions to our customers, especially everyday low price, wider selection, and better quality. We will continue our commitment to technology development, investment in logistics infrastructure and supply chain platforms, to fuel our growth and eventually strengthen our self-reinforcing virtuous cycle.
To further enhance customer engagement and customer experience, we will continue to widen our product selection and improve personalization and other features on our platform. We plan to extend online and offline retail scenarios and develop innovative retail channels to better meet evolving customer demand, enhance our touch points with customers and increase our wallet share over time. In addition, we will further penetrate into lower-tier cities where hundreds of millions of consumers have growing but underserved demand for quality products and upgraded services. We will continue to execute tailor-made customer acquisition strategy and offer compelling value-for-money
products through more targeted channels. For example, we launched JingXi in 2019, an online marketplace channel, featuring rich social attributes and curated products that cater to the demand of customers in lower-tier cities. We will continue to invest in our fulfillment infrastructure to better serve customers in lower-tier cities. We also plan to prudently explore growth opportunities in overseas markets to grow overseas customer base through organic growth, strategic collaboration, and selective investments and acquisitions.
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
JD Retail
Online Retail
In our online retail business, we acquire products from suppliers and sell them directly to customers. We believe we have the largest online product review database of any online retail company in China with approximately 7.1 billion product reviews generated by our customers as of December 31, 2020. As we now offer a wide range of product categories through our online retail business model, net revenues from electronics products, which include computers, mobile handsets and other mobile digital products, and home appliances, have declined as a percentage of our total net revenues. As of December 31, 2020, we sourced products from over 31,000 suppliers. We believe that large scale and market leading position are critical to success in the online retail market in China and can provide important competitive advantages to us.
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
We believe we are well-positioned to provide omni-channel solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging our strategic partnership with Dada Group, a leading platform for local on-demand
retail and delivery in China. Dada Group has partnered with a large number of well-known chain retailers and many first-tier international and domestic FMCG (fast-moving consumer goods) brands by leveraging Dada Group’s crowd-sourcing delivery network. Dada Group has been cooperating with JD Logistics to provide fast on-demand
delivery services for merchants and consumers.
On March 22, 2021, we, through a subsidiary, entered into a share purchase agreement with Dada Group. Following the closing of this transaction, we will hold approximately 51% of Dada Group’s issued and outstanding shares and expect to consolidate the financial results of Dada Group into our consolidated financial statements. Our increased investment in Dada Group will facilitate both sides to promote the expansion of on-demand
retail and delivery, as well as omnichannel collaboration. This is expected to help our company to further diversify its retail services, enable its business partners to improve their operating efficiency, and deliver better services for its consumers.
In June 2016, we entered into a series of agreements in relation to our strategic alliance with Walmart. We have collaborated with Walmart on
e-commerce,
including launching a Sam’s Club Flagship Store and Walmart China Flagship Store on JD.com, Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide, and a
one-hour
delivery service from Walmart Stores and Sam’s Clubs in selected cities through the JD Daojia app. We have also experimented with other omni-channel opportunities, aimed at offering shoppers across China faster and more convenient access to high-quality products through multiple channels.

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
JD Logistics
JD Logistics is the leading technology-driven supply chain solutions and logistics services provider in China. JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers, covering regular and specialized items. According to the CIC Report, JD Logistics is the largest player in China’s integrated supply chain logistics services market in terms of total revenue in 2020. JD Logistics’s value proposition is to empower customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. JD Logistics helps customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. The solutions are powered by proprietary technology, industry know-how and insights of product merchandizing. In 2020, JD Logistics served more than 190,000 corporate customers across a wide array of industries, such as fast moving consumer goods (FMCG), apparel, home appliances, home furniture, 3C, automotive and fresh produce, among others.
As of December 31, 2020, JD Logistics operated over 900 warehouses, which covered an aggregate gross floor area of approximately 21 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In the second quarter of 2020, JD Logistics launched a new Asia No.1 warehouse in Langfang, Hebei province, near Beijing, equipped with the first automated storage and retrieval system for bulky items in Asia’s
e-commerce
industry, greatly improving efficiency in handling items including air conditioners, refrigerators and furniture. In 2020, approximately 90% of the total online retail orders processed through JD Logistics’s network were delivered on the same day or the day after the order was placed, with over 60% of the total online retail orders covered by the 211 program.

JD Property
JD Property, our infrastructure asset management and integrated service platform, owns, develops and manages our logistics facilities and other real estate properties, to support JD Logistics and third parties. JD Property has unique advantages to secure scarce land resources as we continue to help boost economies across China through creating employment opportunities and contributing tax, among others. JD Property aims to develop its logistics asset portfolios while maintaining strong capital discipline. With the expansion of our asset portfolios, we have adopted a capital recycling strategy through our fund management platform and other partnerships. We believe this strategy will help further expand our asset portfolios, minimize our related future capital expenditures and enhance our returns. As of December 31, 2020, JD Property manages properties with a total gross floor area of over 12 million square meters. On March 10, 2021, JD Property entered into definitive agreements for the non-redeemable series A preference share financing with co-lead investors Hillhouse Capital and Warburg Pincus, among others. The total amount expected to be raised is approximately US$700 million. We will remain the majority shareholder of JD Property after the completion of this transaction. By leveraging Warburg Pincus and Hillhouse Capital’s industry expertise and resources, JD Property will further strengthen its infrastructure property management capabilities and its position as a leading player in high-quality infrastructure properties development and operations.
Technology Initiatives
In November 2020, during our fourth annual tech summit “JD Discovery” in Beijing, we launched
JD Retail Cloud
, a technological ecosystem for the retail industry.
JD Retail Cloud
offers integrated data, technology, business, and user management industry solutions to support the digitization of enterprises and institutions. One solution provided by
JD Retail Cloud
is
Shangling
S
aaS Mal
l
, a comprehensive SaaS-based operational solution for manufacturers and offline retailers. Driven by our technology and services,
Shan
g
ling SaaS Mall
aims to help manufacturers and retailers to improve efficiency in omni-channel operation and marketing, as well as digitalization of offline store operation.
JD-Y,
our supply chain R&D unit that focuses on supply chain innovation, launched its self-built industry-leading end-to-end
replenishment model (E2E model), which provides an automatic and scalable inventory management solution and shortens the decision process in inventory management. Specifically, the model applies deep learning technology to enable our company to achieve automatic merchandise replenishment based on historical sales performance without the need for sales forecast. A paper on the model has been accepted and to be published soon by Management Science, a world-leading scholarly journal within INFORMS, an international association for professionals in operations research and analytics. We aim to build up and open our capabilities with industry partners. JD-Y also launched
Intelligent Supply Chain
initiative, which aims to increase automation of supply chain, improve logistics efficiency among industries, and promote environmentally friendly programs. At the same time, JD-Y also opened up its capabilities to the public and worked together with merchants in C2M customization.
On JD Logistics side, we have been strengthening our technological innovation and applications in various aspects of supply chain solutions and logistics services, including automation, digitalization and intelligentization. Our proprietary technologies include both hardware and software technologies that are seamlessly integrated. As of December 31, 2020, we were entitled to over 4,400 patents and computer software copyrights (including applications thereof), of which over 2,500 are related to our automation and unmanned technologies. We have also built a large team of over 3,700 research and development professionals. We apply technology to each key part of the supply chain, combining pre-planning,
implementation, intelligent decision-making and post-operation management to deliver customer experience and overall efficiency. Equipped with these proprietary technologies, we have built a comprehensive smart logistics system capable of service automation, operation digitalization and intelligent decision-making. In January 2021, JD Logistics was selected by INFORMS as one of the seven finalists for the 50th annual Franz Edelman Award for Achievement in Advanced Analytics, Operations Research and Management Science, the world’s most prestigious award for achievements in the practice of analytics and operations research. Along with other seven world-leading enterprises including Amazon, JD.com was recognized for its advanced research and self-developed “unmanned” warehouse scheduling system. JD.com is among the few Chinese companies that were selected as finalists in the history of the award.
In December 2019, we formed JD Cloud & AI platform. We have a large team consisting of research and development professionals primarily covering areas of AI, big data analytics and cloud computing. We strive to deliver best-in-class
services to our customers and become the most trusted technology service provider in the industry, powered by our large and sophisticated IT infrastructures. On March 31, 2021, we entered into definitive agreements with JD Digits relating to the reorganization of our cloud computing and artificial intelligence business (“JD Cloud & AI”). Pursuant to the definitive agreements, we transferred JD Cloud & AI and certain assets together valued at approximately RMB15.7 billion to JD Digits, in exchange for newly issued ordinary shares of JD Digits. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from our consolidated financial statements, and our equity interest in JD Digits increased from 36.8% to approximately 42%. We believe that, through this transaction, we will continue to focus on our core competences and synergistic businesses to better serve customers, and JD Digits will be better positioned to deliver a suite of cutting-edge technology services to its business partners.

JD Health
In November 2019, our healthcare subsidiary, JD Health, completed the non-redeemable series A preference share financing with a group of third-party investors. In August 2020, JD Health completed the non-redeemable series B preference share financing with a group of third-party investors. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from the global offering in connection with its listing in Hong Kong approximately RMB$25.7 billion (US$3.9 billion) in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses. In 2020, JD Health’s total revenue was RMB19.4 billion, representing a year-on-year growth of 78.8%. Annual active user accounts on JD Health’s platform reached 89.8 million in 2020, an increase of 33.7 million from 2019. The number of average daily consultations exceeded 100,000 in 2020, which is more than 5 times of that in 2019. As a leading online healthcare platform, JD Health’s mission is to become the go-to health management platform for everyone in China. Its strategic position is to create a technology-driven platform that centers on the supply chain of pharmaceutical and healthcare products and is strengthened by healthcare services, encompassing a user’s full life span for all healthcare needs. It is committed to offering users easily accessible, convenient, high-quality yet affordable pharmaceutical and healthcare products. To achieve this goal, JD Health has built a one-stop online health management platform to create greater value for all participants in the healthcare value chain, and will continue to expand its core businesses, retail pharmacy business and online healthcare services, through utilizing big data, AI, cloud computing and other advanced technology.
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
Products
We continually seek to add more products that appeal to our customers. We offer a wide range of product categories including but not limited to:

•	home appliances;

•	mobile handsets and other digital products;

•	computers, including desktop, laptop and other varieties, as well as printers and other office equipment;

•	furniture and household goods;

•	apparel;

•	cosmetics and other personal care items and pet products;

•	women’s shoes, bags, watches, jewelry and luxury goods;

•	men’s shoes, sports gear and fitness equipment;

•	automobiles and accessories;

•	real estate;

•	maternal and childcare products, toys and musical instruments;

•	food, beverage and fresh produce;

•	gifts, flowers and plants;

•	pharmaceutical and healthcare products, including OCT pharmaceutical products, nutritional supplements, healthcare services and other healthcare equipment;

•	books, e-books, music, movies and other media products;

•	virtual goods, including online travel agency, attraction tickets, and prepaid phone cards and game cards;

•	industrial products; and

•	installation and maintenance services.

Each of these categories is further divided into numerous subcategories to facilitate browsing. In building up our product offerings, we focus on quality as well as quantity. Due to our nationwide reach and our efficient fulfillment system, suppliers often choose us to launch new products that they expect will be in high demand, and we often act as the preferred distributor for a period of days or weeks when a hot new product first becomes available for sale to the public. We had a GMV of RMB1,676.9 billion, RMB2,085.4 billion and RMB2,612.5 billion (US$400.4 billion) in 2018, 2019 and 2020, respectively. “GMV” are to the total value of all orders for products and services placed in our online retail business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our mobile apps and websites as well as orders placed on third-party mobile apps and websites that are fulfilled by us or by our third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts. We believe that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period. Therefore, it should not be used as a financial metric or industry and peer comparisons.
Online Experience
We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our content-rich and user-friendly mobile apps and website
www.jd.com
. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, customized product recommendations, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed apps and features adapted for mobile internet users. We currently offer mobile access through our mobile website m.jd.com and our various iOS and Android mobile apps. As part of our strategic partnership with Tencent, we launched level 1 access on Tencent’s Weixin and direct access on Tencent’s Mobile QQ, whereby Tencent users can easily access our product offerings and have an enjoyable mobile shopping experience. Over 90% of orders fulfilled were placed through our mobile apps in 2020.
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
Interactive user community to enhance customer engagement and loyalty
. Our mobile apps and websites contain a large volume of helpful user-generated and professionally-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings. We believe that we have the largest online product review database of any online retail company in China, with approximately 7.1 billion product reviews generated by our customers as of December 31, 2020, which benefits our customers, suppliers and third-party merchants.
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
Real-time order tracking and order information revision system to provide convenient shopping experience
. Customers can log into their accounts to check the status of their orders. Each package in our system is given a unique identification number, and its location is updated each time it is handled by one of our warehouse or delivery personnel or one of our third-party couriers. Each of our delivery personnel carries a mobile personal digital assistant, which allows customers to track their location in real time on an online map. Furthermore, we provide customers with the option to adjust their order information such as changing the shipping address or the preferred delivery date or time slot.
Customer Service
Providing satisfactory customer service is a high priority. Our commitment to customers is reflected in the high level of service provided by our customer service staff as well as in our flexible product return and exchange policies. We continue optimizing our customer service to guarantee the best possible shopping experience.
In 2020, we further strengthened our brand image of offering hassle-free services to our customers. Combining unique service capabilities from our retail business and our third-party merchants, we provide our customers with customized services for different product categories. Our services cover the entire purchasing process and include over 60 types of services such as instant refunds, repair by exchange program, home-delivery of replacements, and extended price protection services for selected retail products, among other offerings. The service offering aims to facilitate consumers’ purchase decisions by providing trustworthy and guaranteed services. In 2020, we continued to invest in smart services and leveraged our advanced AI and deep learning technologies to more efficiently resolve the high volume of customer inquiries without sacrificing the customer experience. We also leveraged our cutting-edge technologies and smart systems to analyze a large volume of customer feedback and alerted third-party merchants in advance regarding potential customer service issues, helping third-party merchants to improve their service quality for our customers.
24-7
customer service centers
. We operate three
24-7
customer service centers in Suqian, Yangzhou and Chengdu, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints via various channels such as phone calls, online written instant messengers, JD official accounts on Weixin and Weibo, and through email. As of December 31, 2020, we had over 12,000 customer service representatives at the Suqian, Yangzhou and Chengdu centers.
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
Membership program
. We have established a membership program to cultivate customer loyalty and encourage our customers to make repeat purchases. We continued to promote “JD Plus”, a premium paid membership program. JD Plus offers benefits including extra rebates, coupons, exclusive prices on selected product offerings, free shipping and return services, VIP customer services, PLUS DAY promotion events, online medical consultation and JD
E-book
unlimited access designed specifically for JD Plus members. JD Plus also partnered with content and lifestyle service providers such as Tencent Video, iQiyi, Ctrip, among others, providing JD Plus members with greater benefits. In addition to our JD Plus, we also have a customer value system, “Joy Score (
京享值
)”, which takes into account various indicators, such as consumer behavior, interaction, credit ratings, among others, to determine a comprehensive and dynamic score for each consumer. The customers with different level of “Joy Score” can enjoy free loyalty programs. For instance, customer with “Joy Score” beyond certain threshold could enjoy a rebate for the plus membership fee. We also provide a variety of free premium services, such as local service, fast refund channel and VIP after-sale service, to enhance customer experience and engagement. We believe JD Plus membership program and “Joy Score” value system can effectively cultivate customer loyalty and enhance the shopping experience and consumer engagement.

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
Payment
Online payment
. Various kinds of online payment methods are offered to customers at the time they place their orders, such as Weixin Pay, JD Pay and UnionPay. Customers chose online payment approximately 98.5% of the time in 2020.
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
Merchandise Sourcing
In our online retail business, we sourced products from over 31,000 suppliers as of December 31, 2020. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2020.
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
policy for counterfeit products.
Logistics Services
Fulfillment
We deliver a compelling customer experience by fulfilling orders quickly and accurately. To this end, we have built our nationwide fulfillment infrastructure for the prompt receipt, storage and shipment of our products. Our fulfillment infrastructure is primarily comprised of a nationwide warehouse and delivery network that we operate ourselves, supplemented by third-party couriers to service areas that are not covered by our network. To further enhance inventory accountability and security, we track our inventory at all stages of the receiving and order fulfillment process.
Nationwide Fulfillment Infrastructure
.
We have built a nationwide fulfillment infrastructure that we believe is the largest among all
e-commerce
companies in China.
As of December 31, 2020, our warehouse network covered almost all counties and districts across China, consisting of over 900 warehouses operated by us and over 1,400 cloud warehouses operated by third-party warehouse owner-operators under our Open Warehouse Platform. As of December 31, 2020, our warehouse network had an aggregate GFA of approximately 21 million square meters, including the GFA of the cloud warehouses under our Open Warehouse Platform. The warehouse facilities we operate primarily include regional distribution centers (RDCs), front distribution centers (FDCs) and other warehouses. Our RDCs are capable of storing more SKUs and serve customers across a large region. As of December 31, 2020, we operated more than 300 RDCs covering seven regions in China, including North China, East China, Central China, Southeast China, Northeast China, Northwest China and Southwest China. Our FDCs are smaller warehouses that maintain fewer SKUs but stock products in high demand for their nearby areas and are therefore strategically located closer to end consumers to reach them at a faster speed. We deliver a majority of the orders directly to customers ourselves. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers during peak seasons to supplement our delivery force. Third-party merchants also use third-party couriers if they do not use our delivery services.
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
In addition to our core technology innovation, research and development, we also place a strong emphasis on data privacy and security. Protecting customer data and building trust is one of our core values. Operating in compliance with the most stringent standards and regulations both in China and globally, we provide our customers with a high level of security, privacy protection and ease of mind. In 2020, we were named three years in a row as an AAA trusted cloud provider certified by the China Academy of Information and Communications Technology (CAICT).

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
AI-triaged
calls effectively reduce manned calls and improve operational efficiency. Furthermore, our advanced AI custom service is integrated into our retail ecosystem by way of our SaaS (software as a service) platform.
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
At the infrastructural level, our cloud service offers a robust platform that serves both our own online business as well as external government and enterprise customers. During the two major online shopping events in 2020, our cloud platform had a solid operational performance by recording 99.95% of service level agreements (SLAs) and having zero outages. According to IDC’s China Public Cloud Service Market report published in 2020, we are one of China’s top 10 public cloud IaaS (infrastructure as a service) providers.
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
With the increasing popularity of mobile internet-enabled devices, over 90% of our orders fulfilled were placed through our mobile apps in 2020. In order to further improve the customer experience and increase user engagement on the mobile internet, we are exploring cooperation opportunities with many business partners on the mobile side. In addition, we have formed strategic partnerships with a number of major internet companies in China, aiming at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB19.2 billion, RMB22.2 billion and RMB27.2 billion (US$4.2 billion) of marketing expenses in 2018, 2019 and 2020, respectively.
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
Intellectual Property
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. As of December 31, 2020, we owned approximately 2,300 computer software copyrights in China relating to various aspects of our operations and maintained approximately 15,000 trademark registrations inside China and approximately 2,500 trademark registrations outside China. We had approximately 7,000 trademark applications inside China and approximately 1,900 outside China. As of December 31, 2020, we had approximately 3,600 patents granted in China, approximately 250 patents granted outside China, approximately 9,000 patent applications pending in China and approximately 520 patent applications pending outside China. As of December 31, 2020, we had registered approximately 8,400 domain names. Our registered domain names include jd.com, jdcloud.com, jdl.cn and jdhealth.com, among others.
Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 55 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain product liability insurance or key-man
life insurance. We consider our insurance coverage to be sufficient for our business operations in China.
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
We are committed to leveraging our technology, logistics infrastructure and relationships with consumers and suppliers to benefit society. We believe in putting our business assets to use to build not only the future of retail, but also a better future for all stakeholders. Our core foci in social responsibility includes environmental sustainability, employee care, poverty alleviation and more. In 2014, we also established the JD Foundation to manage charity-related projects.

Environmental Sustainability
. Powered by Technology for A More Productive and Sustainable World” is our mission and core strategy of social responsibility. We continue creating values for economic development, environmental friendliness, and social harmony, based on the technological driver from our Digitally Intelligent Social Supply Chain and the organizational driver from corporate governance, employees, and business partners. We help establish a more productive and sustainable future in terms of promoting employment, enhancing rural revitalization, improving social efficiency, driving high-quality consumption, facilitating the digitalization of the real economy, and supporting supply-side structural reforms, thereby proactively being accountable for social responsibility.
In light of this, we issue our first ESG report which covers more details. To highlight a few points: based on its operating and business advantages, we build a green and low-carbon
business model with three dimensions: covering its own operations, supply chain management, and consumer influence to achieve green economic development and jointly build the green community.
On green operations, we aim to lead by example through the company’s own green operations with a lower carbon footprint and greening our business world. For example, we actively implement the concept of green procurement, comprehensively considering the energy-saving and environmental protection benefits of product design, procurement, production, packaging, logistics, sales, service, recycling, and reuse.
On
low-carbon
and green supply chain, we replace traditional fuel-combustion trucks with new energy vehicles, leading to the development of green transportation. From 2017 to 2020, JD Logistics has launched new energy vehicles in more than 50 cities in 7 regions across China, reducing at least 120,000 tons of carbon dioxide emissions per year. In addition, we have built and introduced more than 1,600 charging stations nationwide to better support the charging services of the vehicles. We use big data to carry out real-time optimal route planning and storage network planning to reduce the number of vehicles in transit, increase the full load rate of return vehicles, and optimize the efficiency of logistics transportation.
On green lifestyle advocacy, consumers preferences for more sustainable lifestyles and consumption are leading to changes in market demand. This is driving industries to transition towards greener development models can lead sustainable lifestyles and can participate in and promote sustainable development. In 2019, we joined hands with the World Wide Fund for Nature (WWF) to launch the “Giant Panda-Friendly Enterprise Alliance.” With the help of our platform, we drive upstream business partners to develop sustainable products with agricultural products from the panda habitat, while using trustworthy products. This platform provides consumers with rich, high-quality, and responsible consumption choices.
We will continue improving our ESG governance structure and system, enhance regulation and law compliance, information security, operational safety, realizing the coordination between expectations from external stakeholders and internal growth.
Employee care.
We have always striven to provide employees with comprehensive social benefits, a diverse work environment and a wide range of career development opportunities. We have invested significant resources in employee career development and training. In 2020, we clarified talent criteria and applied it to the entire talent management process. Throughout the entire year, we not only focused on the improvement of employees’ professional development, but also made efforts to incentivize our employees to have a “sense of goals” and “sense of fulfillment.” Additionally, we placed special emphasis on the building of a talent pipeline and cohesive organizational culture. We have established a comprehensive system for employee training and development, covering leadership, general competencies, professional competencies, and others. Our comprehensive training program includes corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. In 2020, we provided more than 11,800 training courses online and offline for employees.
In 2020, we continued to improve employee surveys through our internal communication tools on a routine basis, covering a broad range of topics such as company culture, team cooperation, compensation satisfaction, and others. The surveys helped the management team better understand employees’ needs and thus improved the health of the overall organization.
We won several employer awards in 2020, among which the most influential include Campus Most Attractive Employer Award (by Universum), Best Employer of 2020 (by Zhaopin.com) and World’s Best Employers (by Forbes).

“JD RUN” is an influential employer brand project in China which achieved Most Valuable Learning and Development of China Award in 2020. The project adopts training, internship and project competition to build the most valuable internship platform in the industry, improving the employment rate of interns from JDRUN, and helping the company continuously bring in top quality, energetic staff.
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
COVID-19
outbreak relief.
Since the outbreak of the
COVID-19
pandemic, we have spared no efforts in fighting the virus. We leverage our leading advantages in the supply chain and logistics fields through a series of efficient, reliable, and innovative anti-epidemic measures to meet social needs with medical resources and daily necessities. We help solve challenges generated by
COVID-19,
promote economic recovery by “new infrastructure,” and protect public health and safety with care and love.
After the outbreak, we responded quickly and set up a leading group to make major decisions and overall deployment. We also immediately established a special team for epidemic prevention and control. The emergency working groups of each sub-groups
and departments implement specific tasks to ensure a quick response mechanism that is live 24/7. We continue delivering social value in anti-epidemic measures, boosting the economy, ensuring people’s livelihoods, and stabilizing employment. We have invested more than one billion RMB in donations of protective and medical supplies, guaranteeing the transportation capacity of special lines in Hubei and people’s livelihoods in key areas, and investing in platform partners’ businesses.
Emergency assistance — We have donated 1.08 million facial masks and tens of thousands of medical supplies to Hubei Charity Federation and Wuhan Hospital at the start of the pandemic. From January 21, 2020 to March 31, 2020, JD Logistics transported more than 70 million medical emergency supplies for free, with a total weight of more than 30,000 tons, and delivered more than 10,000 tons of medical emergency supplies and daily necessities from all over the world to Hubei Province. In addition, JD Logistics sent nearly 30,000 pieces of luggage from the medical assistance teams in Hubei to more than 30 provinces across the country for free.
Science and technology — JD Digits has launched epidemic inquiry robots to provide the public with emergency services such as online consultation, epidemic knowledge distribution, epidemic monitoring, and medicine delivery. JD Digits develops a platform releasing emergency resource information that can conduct intelligent searches and match supply-and-demand
for governments, enterprises, and public welfare organizations. In addition, we have built an “outbreak situation awareness system for high-risk populations” to provide technical support for epidemic prevention and control. JD Digits independently researches and develops AI robots for indoor transportation to support the delivery of medical supplies during the pandemic. Moreover, JD Logistics has launched a “contactless delivery” model for smart vehicles in multiple cities to reduce pandemic exposure risks in the express transportation industry.
Protecting public health — JD Logistics provides a healthy environment for front-line service personnel and provides more than 10 million facial masks and other anti-epidemic materials and insurance to front-line employees to ensure a safe working environment to the greatest extent. JD Digits provides free “new crown pneumonia” insurance protection for front-line medical personnel, our front-line employees and their families in the fight against the pandemic. The insurance benefit is RMB300,000 per person, and a maximum of RMB1 million for family members who pass away or become disabled due to coronavirus. So far, over 100,000 people who meet the insurance conditions for fighting the epidemic have received insurance for free. In addition, JD Health provides a free online consultation platform for medical consultation and psychological counseling services. During the period from January 26, 2020 to April 30, 2020, the platform has served more than 11 million users. Moreover, JD Health launched “Patients with Chronic Diseases Medicine Help Platform,” which assists patients with chronic diseases.

Comprehensive assistance to recovery — On February 2, 2020, we launched multiple subsidy projects for platform merchants, which include fee reductions, financial and logistics support, traffic support, technical support, health protection, etc. On February 8, 2020, we announced an additional RMB100 million subsidy to merchants that entered JD Logistics’s warehouses. On March 4, 2020, we announced that we would invest RMB1.5 billion in resources to launch the “Spring Rain Plan,” which is to integrate all platform marketing capabilities to support key categories. The plan provides more traffic to unmarketable brands and merchants and achieves the online work resumption of offline stores through an omni-channel model. Furthermore, the special policies that lower the threshold for merchants to enter the platform dissolve the “dammed lake,” thereby unblocking an otherwise stagnant industry chain. Through multiple policies, We provides more low-priced
products to consumers, fully satisfying post-pandemic material, thereby boosting consumer confidence, and helping the entire industry chain return to the fast lane.
Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
Regulations Relating to Foreign Investment
Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List which were promulgated and are amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, and together with the FIL and their respective implementation rules and ancillary regulations. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalogue, are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.
MOFCOM and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), on December 27, 2020, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2020), or the 2020 Negative List, on June 23, 2020, to replace the previous encouraging catalogue and negative list thereunder. Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category.
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
According to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM on December 19, 2020 and became effective on January 18, 2021, the NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.
Foreign Investment in Value-Added Telecommunications Businesses
The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. However, the 2020 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in
e-commerce,
domestic multiparty communication,
storage-and-forward
and call center businesses. Due to these regulations, we operate our
www.jd.com
website through Jingdong 360, one of our consolidated variable interest entities.

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a PRC domestic company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT License, is prohibited from leasing, transferring or selling the VAT License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its VAT License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If a VAT License holder fails to comply with the requirements and also fails to remedy such non-compliance
within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its VAT License. Jingdong 360, the operator of our www.jd.com website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.
Licenses and Permits
We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:
Value-added Telecommunication License
. The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a VAT License from the MIIT or its provincial level counterparts. Pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical devices, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Licenses promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet, a VAT License issued by Beijing Telecommunication Administration for the provision of online data processing and transaction processing services and also a VAT License issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, cellular mobile communications services provided in the means of resale, content delivery network services and storage-and-forward
services.
Internet Publication License/Network Publication Service License.
As a result of institutional reform in March 2018, the National Press and Publication Administration was established and assigned to undertake the administration of publication activities in China from the State Administration of Press and Publication, Radio, Film and Television, or the SAPPRFT, which was integrated from the State Administration of Radio, Film and Television, and the General Administration of Press and Publication in March 2013. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. In February 2016, the SAPPRFT and the MITT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthened and expanded the supervision and management on the network publication service. Pursuant to the Administrative Measures on Network Publication, entities engaging in the network publication service are required to obtain a network publication service license from a competent administrative authority; the network publishing services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining a Network Publication Service License. Jingdong 360 holds a Network Publication Service License, which will expire in December 2021.

Online Culture Operating Permit.
The Provisional Measures on Administration of Internet Culture, promulgated by the former Ministry of Culture in 2011 (as amended in 2017) and other related rules require entities to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority to engage in activities related to “online cultural products.” Cultural products include music, performances, performing arts, works of art, and animation features and cartoons, while “online” includes both products produced for the internet and products converted from offline products and disseminated over the internet. Jingdong 360 holds an Online Culture Operating Permit issued by the Beijing Municipal Bureau of Culture and Tourism, which will remain valid until December 2023.
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
Courier Service Operation Permit.
Pursuant to the PRC Postal Law, the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018 and was further amended in March 2019, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. As of December 31, 2020, Jingbangda had obtained one cross-provincial Courier Service Operation Permit, and its 37 subsidiaries had obtained Courier Service Operation Permits. We are in the process of making filings with local postal administrations for express delivery terminal outlets of Jingbangda and its branches.
See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”
Road Transportation Operation Permit.
Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, anyone engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2020, Xi’an Jingdong Xuncheng and its 10 branches and two subsidiaries, Jingbangda and its 32 subsidiaries and two branches had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”
Unmanned Aerial Vehicle Business License.
In March 2018, Civil Aviation Administration promulgated the Administrative Measures for Profit-oriented Flight Activities of Civil Unmanned Aerial Vehicles (for Provisional Implementation), pursuant to which an Unmanned Aerial Vehicle Business License shall be obtained for the use of unmanned aerial vehicles for commercial flight activities, and no commercial flight activities shall be conducted without an Unmanned Aerial Vehicle Operation Permit. Three subsidiaries of Xi’an Jingdong Xincheng, have obtained the Unmanned Aerial Vehicle Operation Permit.

Publication Operation Permit.
In May 2016, the Ministry of Commerce and the SAPPRFT jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or the Publication Market Measures (2016 Version), which replaced the Administrative Measures for the Publication Market (2011 Version). According to the Publication Market Measures (2016 Version), where an entity or individual is engaged in the distribution of publications via the internet or other information networks, the entity or individual is required to obtain a Publication Operation Permit. Entities and individuals engaged in the wholesale or retail of publications are required to carry out the relevant activities within the scope of a Publication Operation Permit. Where an entity or individual has obtained the Publication Operation Permit and is engaged in the distribution of publications via the internet or other information networks within the approved business scope, the entity or individual is required to complete record filing with the publication administrative department within 15 days after launching the online distribution business. We engage in wholesale and retail of books and audio and video products and other publications through Jiangsu Yuanzhou, Beijing Jingdong Century Information Technology Co., Ltd., Guangzhou Jingdong Trading Limited, Shenyang Jingdong Century Trading Co., Ltd. and Shanghai Yuanmai Trading Co., Ltd. Each of these entities has obtained a Publication Operation Permit.
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
Medical Device Operation Enterprise Permit.
The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014 and May 2017, divide medical devices into three types. Enterprises engaging in the sale of Type II medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type III medical devices must obtain a Medical Device Operation Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd. (a subsidiary of Jingdong Century) , Beijing Jingdong Hongjian Jiankang Co., Ltd. and certain other subsidiaries of Beijing Jingdong Jiankang Co., Ltd. have obtained Medical Device Operation Permits for the sale of several types of Type III medical devices.
Permit for Production and Operation of Radio and TV Programs.
Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004 and amended in August 2015, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360 has obtained a Permit for Production and Operation of Radio and TV Programs, which remains valid until June 2023.
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

In January 2014, the State Administration of Industry and Commerce promulgated the Administrative Measures for Online Trading, which terminated the above interim measures and became effective in March 2014. The Administrative Measures for Online Trading further strengthen the protection of consumers and impose more stringent requirements and obligations on online business operators and third-party online marketplace operators. For example, online business operators are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which will become effective on May 1, 2021 and replace the Administrative Measures for Online Trading. The Measures for the Supervision and Administration of Online Trading require that operators not make tied sale as an option for a consumer’s consent by default, or set the option adopted by a consumer in a previous transaction as his or her default option. Operators providing automatic extension or renewal services shall give a salient notice to the consumers and allow consumers to make independent choice before they accept the service. Moreover, the Measures for the Supervision and Administration of Online Trading address key issues such as the registration of online operation entity, the regulation of new business forms, the primary responsibility of platform operators and personal information protection.
In March 2016, the STA, the Ministry of Finance and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border
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
Regulations Relating to Internet Content and Information Security
The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical devices, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities. Furthermore, in 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No.5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.
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

Regulations Relating to Internet Privacy
In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy. Furthermore, pursuant to the PRC Civil Code, any organization or individual shall legally obtain personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.
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
Regulations Relating to Leasing
Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment on August 26, 2019, which became effective on January 1, 2020, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. Both lessor and lessee are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.
According to the PRC Civil Code (which took effect on January 1, 2021), the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the ownership of the leased premises changes during the lessee’s possession in accordance with the terms of the lease contract, the validity of the lease contract shall not be affected.
Pursuant to the PRC Civil Code, if the mortgaged property has been leased and transferred for occupation prior to the establishment of the mortgage right, the original tenancy shall not be affected by such mortgage right. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes Over Lease Contracts on Urban Buildings (2020 version) , which took effect on January 1, 2021, if the ownership of the leased premises changes during lessee’s possession in accordance with the terms of the lease contract, and the leasee requests the assignee to continue to perform the original lease contract, the PRC court shall support it, except that the mortgage right has been established before the lease of the leased premises and the ownership changes due to the mortgagee’s realization of the mortgage right.
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
Patent.
The Patent Law provides for three types of patents, “invention”, “utility model” and “design.” Invention or utility models must meet three criteria to be patentable: novelty, inventiveness and practicability. The National Intellectual Property Administration is responsible for examining and approving patent applications. As of December 31, 2020, we had approximately 3,600 patents granted in China, approximately 250 patents granted outside China, approximately 9,000 patent applications pending in China and approximately 520 patent applications pending outside China.
Trademark.
The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. As of December 31, 2020, we had approximately 17,500 registered trademarks in different applicable trademark categories in different jurisdictions, and had approximately 7,000 trademark applications in China and approximately 1,900 outside China.

Domain Name.
Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. We have registered jd.com, jdl.cn, jdhealth.com, 360buy.com, 360buy.cn, 360buy.com.cn and other domain names.
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
Regulations relating to Overseas Listing and M&A
On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Regulations relating to Anti-Monopoly
The currently effective Anti-Monopoly Law of PRC (the “AntiMonopoly Law”) was promulgated by SCNPC in 2007, and SAMR has sought public comments on the Draft Amendment to the Anti-Monopoly Law (the “Draft for Comment”) in January 2020. Pursuant to the Anti-Monopoly Law, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities (VIE) shall fall within the scope of anti-monopoly review. Furthermore, the Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data).
Regulations Relating to PRC Value Added Tax
On March 23, 2016, the MOF and the STA jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.
On April 4, 2018, MOF and STA jointly promulgated the Circular of the Ministry of Finance and the STA on Adjustment of Value-Added Tax Rates, or Circular 32, according to which, (i) for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the input VAT will be calculated at a 12% deduction rate; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency.
Further, On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.

Regulations Relating to Dividend Withholding Tax
Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident
enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its
PRC-sourced
income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for
Non-Resident
Taxpayer to Enjoy Treatments under Tax Treaties, or STA Circular 60, which became effective in November 2015, require that non-resident
enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident
enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The STA issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on
Non-resident
Taxpayers Enjoying Treaty Benefits (“STA Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The STA Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the STA Circular 60. According to the STA Circular 35, no approvals from the tax authorities are required for a non-resident
taxpayer to enjoy treaty benefits, where a
non-resident
taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up
administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the STA, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for
Non-Resident
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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which took effect and replaced SAFE Circular 142 from June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use
within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent
to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use
(except for the foreign-invested real estate enterprises).
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
In February 2015, SAFE promulgated The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.
The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated
entities.
In October 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment
foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

According to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8 promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.
C.    Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report on Form
20-F:

Notes:
(1)	JD Assets Holding Limited has 26 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 343 subsidiaries holding, directly or indirectly, logistics properties.
(3)
Jingdong 360, Jiangsu Yuanzhou, and Xi’an Jingdong Xincheng are our principal consolidated variable interest entities. Each of Jingdong 360, Jiangsu Yuanzhou, and Xi’an Jingdong Xincheng is 45% owned by Mr. Richard Qiangdong Liu, our chairman of board of directors and chief executive officer, 30% owned by Ms. Yayun Li, chief executive officer of JD Digits, a significant investee of our company, and 25% owned by Ms. Pang Zhang, our chief human resources officer. We effectively control these entities through contractual arrangements.

(4)
Jingdong Century has 114 subsidiaries that engage in retail business. Jingdong Century also has contractual arrangements with another principal consolidated variable interest entity, Jiangsu Jingdong Bangneng Investment Management Co. Ltd. or Jiangsu Jingdong Bangneng. Jiangsu Jingdong Bangneng is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Jiangsu Jingdong Bangneng owns Suqian Jingdong Sanhong Enterprise Management Center (L.P.), Suqian Jingdong Mingfeng Enterprise Management Co., Ltd., and Suqian Jingdong Jinyi Enterprise Management Co., Ltd., each of which constitutes a significant subsidiary of Jiangsu Jingdong Bangneng.

(5)	JD.com Investment Limited has 64 subsidiaries that hold, directly or indirectly, the companies invested by us.
(6)	Jingdong Five Star Appliance Group Co., Ltd. has 57 subsidiaries that mainly engage in home appliances and consumer electronics offline retail business.
*        The diagram above omits our equity investees that are insignificant individually and in the aggregate.
Our Consolidated Variable Interest Entities
Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding
e-commerce,
domestic multi-party communications, data collection and transmission services and call centers) and the main foreign investor in the foreign invested telecommunication enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record.
We are a Cayman Islands exempted company and our PRC subsidiaries Jingdong Century, Shanghai Shengdayuan and Xi’an Jingxundi are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses, such as domestic document delivery services. As a result, we conduct or will conduct such business activities through our variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jingbangda. Jingdong 360 holds our ICP license as an internet information provider and primarily engages in our online marketplace business. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries. Jiangsu Yuanzhou primarily engages in the business of selling books, audio and video products.
Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of our principal variable interest entities, including Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, among others. Mr. Richard Qiangdong Liu is our chairman of board of directors and chief executive officer, Ms. Yayun Li is chief executive officer of JD Digits, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer. Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng are 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Mr. Liu, Ms. Li and Ms. Zhang are PRC citizens. We entered into a series of contractual arrangements with Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China and their respective shareholders, as described below.
We obtained control over Jingdong 360 through Jingdong Century in April 2007 by entering into a series of contractual arrangements with Jingdong 360 and the shareholders of Jingdong 360, which we refer to as the Jingdong 360 Agreements. The Jingdong 360 Agreements were subsequently amended and restated, with the latest amendments and restatements in December 2020. We have become the primary beneficiary of Jingdong 360 since April 2007. We treat Jingdong 360 as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.
We obtained control over Jiangsu Yuanzhou through Jingdong Century by commitments among the then shareholders of Jiangsu Yuanzhou, Jiangsu Yuanzhou and Jingdong Century at the time Jiangsu Yuanzhou was established. Jingdong Century entered into a series of contractual arrangements with Jiangsu Yuanzhou and its shareholders in April 2011, which we refer to as the Jiangsu Yuanzhou Agreements. The Jiangsu Yuanzhou Agreements were subsequently amended and restated, with the latest amendments and restatements in June 2016. We became the primary beneficiary of Jiangsu Yuanzhou since September 2010. We treat Jiangsu Yuanzhou as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Xi’an Jingdong Xincheng through Xi’an Jingxundi in June 2017 by entering into a series of contractual arrangements with Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng. On January 25, 2021, these contractual arrangements were updated and replaced by a new set of contractual arrangements with Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng to comply with certain requirements of the Hong Kong Stock Exchange, which we refer to as the Xi’an Jingdong Xincheng Agreements. We have become the primary beneficiary of Xi’an Jingdong Xincheng since June 2017. We treat Xi’an Jingdong Xincheng as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.
In addition to Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, we assisted in establishing additional consolidated variable interest entities, including Jiangsu Jingdong Bangneng and Suqian Jingdong Tianning Jiankang Technology Co., Ltd. We have entered into a series of contractual arrangements with each of these variable interest entities and their respective shareholders.
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
There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of December 31, 2020, we did not purchase any insurance to cover the risks relating to the contractual arrangements.
We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The external revenues of our consolidated variable interest entities and their subsidiaries collectively contributed 3.8%, 4.7% and 5.0% of our consolidated total net revenues for the years ended December 31, 2018, 2019 and 2020, respectively.
In the opinion of Shihui Partners, our PRC legal counsel:

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

Contractual Arrangements with Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng
The Jingdong 360 Agreements, the Jiangsu Yuanzhou Agreements and the Xi’an Jingdong Xincheng Agreements are substantially similar in key aspects governing the contractual arrangements with a variable interest entity of our company. The following is a summary of the currently effective Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Xi’an Jingdong Xincheng Agreements.
Agreements that Provide Us with Effective Control Over Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng
Equity Pledge Agreements.
On December 24, 2020, Jingdong Century, Jingdong 360 and each of the shareholders of Jingdong 360 entered into an amended and restated equity pledge agreement in replacement of the previous equity pledge agreement. Pursuant to the amended and restated equity pledge agreement, each of the shareholders of Jingdong 360 has pledged all of his equity interest in Jingdong 360 to guarantee their and Jingdong 360’s performance of his obligations under, where applicable, the amended and restated exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and power of attorney. If Jingdong 360 or the shareholders of Jingdong 360 breach their contractual obligations under these agreements, Jingdong Century, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Jingdong 360 agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Jingdong Century’s rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholders, their successors or their designates. During the term of the equity pledge agreements, Jingdong Century has the right to receive all of the dividends and profits distributed on the pledged equity. The amended and restated equity pledge agreements will terminate on the second anniversary of the date when Jingdong 360 and the shareholders of Jingdong 360 have completed all their obligations under the amended and restated exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and powers of attorney.
On June 15, 2016, Jingdong Century, Jiangsu Yuanzhou and each of the shareholders of Jiangsu Yuanzhou entered into an amended and restated equity pledge agreement in replacement of the previous equity pledge agreements. The amended and restated equity pledge agreement among Jingdong Century, Jiangsu Yuanzhou, and the shareholders of Jiangsu Yuanzhou contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.
On January 25, 2021, Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng entered into a share pledge agreement, pursuant to which the shareholders of Xi’an Jingdong Xincheng will pledge as first charge all of their respective equity interests in Xi’an Jingdong Xincheng to Xi’an Jingxundi as collateral security for any or all of their payments due to Xi’an Jingxundi and to secure performance of their obligations under the exclusive business cooperation agreement, the exclusive option agreement, the loan agreement, the shareholders’ rights entrustment agreement and the powers of attorney.
We have completed the registration of the equity pledge for our variable interest entities with the relevant office of the administration for market regulation.
Powers of Attorney.
On December 24, 2020, each of the shareholders of Jingdong 360 granted an irrevocable power of attorney to replace the irrevocable powers of attorney previously executed. Pursuant to the irrevocable power of attorney, each of the shareholders of Jingdong 360 appointed Jingdong Century’s designated person as his attorney-in-fact
to exercise all shareholder rights, including but not limited to voting on their behalf on all matters of Jingdong 360 requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Jingdong 360, and electing, appointing or removing directors and executive officers. The person designated by Jingdong Century is entitled to dispose of dividends and profits on the equity interest subject to the instructions of the shareholder. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jingdong 360. Each shareholder has waived all the rights which have been authorized to Jingdong Century’s designated person under each power of attorney.
On June 15, 2016, each of the shareholders of Jiangsu Yuanzhou granted an irrevocable power of attorney in replacement of the irrevocable powers of attorney previously executed. The powers of attorney contain terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

On January 25, 2021, Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng entered into a shareholder’s rights entrustment agreement, and each of the shareholders of Xi’an Jingdong Xincheng executed the irrevocable power of attorney on the same date, pursuant to which the shareholders of Xi’an Jingdong Xincheng appointed Xi’an Jingxundi or a director of its offshore holding company or his or her successor (including a liquidator replacing Xi’an Jingxundi’s director) as their exclusive agent and attorney to act on their behalf on all matters concerning Xi’an Jingdong Xincheng and to exercise all of its rights as a registered shareholder of Xi’an Jingdong Xincheng. As a result of the shareholders’ rights entrustment agreement and the powers of attorney, we, through Xi’an Jingxundi, are able to exercise management control over the activities that most significantly impact the economic performance of Xi’an Jingdong Xincheng.
Agreements that Allow Us to Receive Economic Benefits from Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng
Exclusive Technology Consulting and Service Agreement/Exclusive Business Cooperation Agreement.
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
On January 25, 2021, Xi’an Jingxundi and Xi’an Jingdong Xincheng entered into an exclusive business cooperation agreement, pursuant to which Xi’an Jingdong Xincheng agrees to engage Xi’an Jingxundi as its exclusive provider of business support, technical and consulting services in exchange for service fees. Under these arrangements, the service fees, subject to Xi’an Jingxundi’s adjustment, are equal to all of the net profit of Xi’an Jingdong Xincheng and its subsidiaries. Xi’an Jingxundi enjoys all the economic benefits derived from the businesses of Xi’an Jingdong Xincheng and bears the relevant portion of the business risks of Xi’an Jingdong Xincheng. If Xi’an Jingdong Xincheng runs into financial deficit or suffers severe operation difficulties, Xi’an Jingxundi will provide financial support to Xi’an Jingdong Xincheng.
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

Business Cooperation Agreement
. On May 29, 2012, Jingdong Century and Shanghai Shengdayuan entered into an amended and restated business cooperation agreement with Jingdong 360 in replacement of the previous business cooperation agreement between Jingdong Century and Jingdong 360. Pursuant to the amended and restated business cooperation agreement, Jingdong 360 agrees to provide to Jingdong Century and Shanghai Shengdayuan services, including operating our website, posting Jingdong Century’s and Shanghai Shengdayuan’s product and service information on the website, transmitting the users’ order and transaction information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee should be 105% of Jingdong 360’s operating costs incurred in the previous quarter. The term of this agreement will expire on May 28, 2022 and may be extended unilaterally by Jingdong Century and Shanghai Shengdayuan with their written confirmation prior to the expiration date.
Business Operations Agreement
. On November 20, 2017, Jingdong Century entered into an amended and restated business operations agreement with Jingdong 360 and its shareholders in replacement of the previous business operations agreement between Jingdong Century and Jingdong 360. Pursuant to the amended and restated business operations agreement, Jingdong 360’s shareholders must appoint the candidates nominated by Jingdong Century to be the directors on its board of directors in accordance with applicable laws and the articles of association of Jingdong 360, and must cause the persons recommended by Jingdong Century to be appointed as its general manager, chief financial officer and other senior executives. Jingdong 360 and its shareholders also agree to accept and strictly follow the guidance provided by Jingdong Century from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Jingdong 360 and its shareholders agree that Jingdong 360 will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the incurrence of debt from any third party and the amendment of Jingdong 360’s articles of association, without the prior consent of Jingdong Century’s respective designees. Unless otherwise terminated early by Jingdong Century, the agreement will remain effective until Jingdong 360 is dissolved according to the PRC law.
On June 15, 2016, Jingdong Century entered into a business operations agreement with Jiangsu Yuanzhou and its shareholders. The business operations agreement with Jiangsu Yuanzhou contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.
Agreements that Provide Us with the Option to Purchase the Equity Interest in Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng
Exclusive Purchase Option Agreements
.
On December 24, 2020, Jingdong Century, Jingdong 360 and the shareholders of Jingdong 360 entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreements. Pursuant to the amended and restated exclusive purchase option agreement, the shareholders of Jingdong 360 irrevocably grant Jingdong Century an exclusive option to purchase or have its designated persons to purchase at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Jingdong 360. In addition, the purchase price should equal the amount that the shareholders contributed to Jingdong 360 as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. Without the prior written consent of Jingdong Century, Jingdong 360 may not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Jingdong 360 agree that, without the prior written consent of Jingdong Century, they will not dispose of their equity interests in Jingdong 360 or create or allow any encumbrance on the equity interests. The initial term of the amended and restated exclusive purchase option agreement is 10 years and can be renewed for an additional 10 years on the same terms at Jingdong Century’s option, for an unlimited number of times.
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

On January 25, 2021, Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng entered into an exclusive option agreement, pursuant to which Xi’an Jingxundi (or JD Logistics or any subsidiary of JD Logistics, the “designee”) is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Xi’an Jingdong Xincheng for a nominal price, unless the relevant government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to relevant PRC laws and regulations, the shareholders of Xi’an Jingdong Xincheng and/ or Xi’an Jingdong Xincheng shall return any amount of purchase price they have received to Xi’an Jingxundi or its designee.
Loan Agreements.
Pursuant to an amended and restated loan agreement dated December 24, 2020 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans in an aggregate amount of RMB2,920 million to the shareholders of Jingdong 360 solely for the capitalization of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third-party claims against shareholders for an amount more than RMB100,000 and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, relevant equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.
Pursuant to the amended and restated loan agreement dated June 15, 2016 between Jingdong Century and the shareholders of Jiangsu Yuanzhou, Jingdong Century made loans in an aggregate amount of RMB22 million to the shareholders of Jiangsu Yuanzhou solely for the capitalization of Jiangsu Yuanzhou.
Pursuant to the loan agreement, dated January 25, 2021, between Xi’an Jingxundi and the shareholders of Xi’an Jingdong Xincheng, Xi’an Jingxundi made loans in an aggregate amount of RMB1 million to the shareholders of Xi’an Jingdong Xincheng solely for the capitalization of Xi’an Jingdong Xincheng.
Additional Contractual Arrangements
In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Xi’an Jingdong Xincheng Agreements, we have also entered into contractual arrangements with each of our other variable interest entities, including Jiangsu Jingdong Bangneng and Suqian Jingdong Tianning, and their respective shareholders, including equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements, as applicable. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements or Xi’an Jingdong Xincheng Agreements, as applicable.
D.    Property, Plant and Equipment
Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own office buildings with an aggregate floor area of approximately 410,000 square meters. We have acquired land use rights in Beijing to build our headquarters. As of December 31, 2020, we had paid an aggregate of approximately RMB10.2 billion (US$1.6 billion) for the acquisition of land use rights and construction of the office buildings.

We lease our other offices in Beijing and regional offices in 52 other cities in China with an aggregate floor area of approximately 554,000 square meters.
We own our national customer service center and our data center in Suqian, which have an aggregate floor area of approximately 183,000 and 65,000 square meters, respectively. We lease our customer service centers in Chengdu and Yangzhou with an aggregate floor area of approximately 57,000 square meters.
As of December 31, 2020, we operated more than 300 RDCs covering seven regions in China, including North China, East China, Central China, Southeast China, Northeast China, Northwest China and Southwest China..
In addition, we also operated front distribution centers, which are smaller warehouses that maintain fewer SKUs but stock products in high demand for their nearby areas and therefore strategically located closer to end consumers to reach them at a faster speed. Our comprehensive fulfillment facilities can cover almost all the counties and districts across China.
As of December 31, 2020, we had land use rights in 41 cities in China to build our own warehouses. Highly automated and efficient warehouses will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB25.5 billion (US$3.9 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2020. To unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives, we disposed certain of our development properties and received proceeds of RMB7.9 billion in 2019 and RMB4.8 billion (US$0.7 billion) in 2020, respectively. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.
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
Our business has grown substantially in recent years. We generated total net revenues of RMB462.0 billion, RMB576.9 billion and RMB745.8 billion (US$114.3 billion) in 2018, 2019 and 2020, respectively. Our customer base has also expanded rapidly. We had 305.3 million, 362.0 million and 471.9 million annual active customer accounts in 2018, 2019 and 2020, respectively. Our online retail business generated net product revenues of RMB416.1 billion, RMB510.7 billion and RMB651.9 billion (US$99.9 billion) in 2018, 2019 and 2020, respectively. In addition, our marketplace, marketing, logistics and other services generated net service revenues of RMB45.9 billion, RMB66.2 billion and RMB93.9 billion (US$14.4 billion) in 2018, 2019 and 2020, respectively.

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
JD.com, Inc., the holding company that is listed on Nasdaq and HKEX, has no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities and their subsidiaries in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2020, the amount restricted, including paid-in
capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB28.9 billion (US$4.4 billion). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
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
Our Ability to Increase Active Customer Accounts and Customer Purchases
Growth in the number of our active customer accounts and customer purchases are key drivers of our revenue growth. We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. Our annual active customer accounts increased from 305.3 million in 2018, to 362.0 million in 2019 and further to 471.9 million in 2020. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in generating repeat purchases from existing customer accounts.
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
Our Ability to Manage Our Mix of Product and Service Offerings
Our results of operations are also affected by the mix of products and services we offer. We commenced our
e-commerce
business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party merchants on our online marketplace. We offer a wide range of products and services and aim to provide one-stop
shopping solutions to maximize our wallet share. Our mix of products and services also affects our gross margin. For example, the marketplace service revenues that we earn from third-party merchants and the other services that we offer generally have higher gross margins. The split between our online retail business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our marketplace, marketing, logistics and other services revenues increased from RMB45.9 billion in 2018, to RMB66.2 billion in 2019 and further to RMB93.9 billion (US$14.4 billion) in 2020.
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

As of December 31, 2020, our nationwide fulfillment infrastructure employed a total of 242,452 warehouse and delivery personnel that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2018, 2019 and 2020, while the fulfillment expenses as a percentage of our total net revenues decreased from 6.9% in 2018 to 6.5% in 2020. Our research and development professionals design, develop and operate the technology platform, develop and post content, and improve our AI, big data and cloud technologies and services. Personnel costs are the largest component of our fulfillment costs and of our research and development costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase in absolute amount in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.
Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform
Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure covers almost all counties and districts across China, which, as of December 31, 2020, included a warehousing network of over 900 warehouses that are operated by us, and an aggregate gross floor area of approximately 21 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. We have owned and managed approximately 14.7 million square meters of fulfillment infrastructure related land in 45 cities in China as of December 31, 2020.
We plan to continue to build large scale warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party merchants using our fulfillment services. We had paid an aggregate of approximately RMB25.5 billion (US$3.9 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2020. To unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives, we sold certain of our development properties and received proceeds of RMB7.9 billion in 2019 and RMB4.8 billion (US$0.7 billion) in 2020, respectively. See “Item 4. Information on the Company—A. History and Development of the Company” for further information. In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform during the same periods. To enhance our technology platform, we intend to further invest in AI, big data analytics and cloud computing. We expect these technology initiatives to provide innovative features, solutions and services to customers and suppliers, while increasing our operational efficiency.
Our Ability to Conduct and Manage Strategic Investments and Acquisitions
We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In 2020, our share of results of equity investees was a gain of RMB4.3 billion (US$0.7 billion), primarily consisting of the dilution gain of Dada Group’s public offerings, the disposal gain of Bitauto, and partially offset by the picked up losses from our equity method investments. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.
Impact of
COVID-19
On Our Operations
The majority of our net revenues are derived from online retail sales in China. Our results of operations and financial condition have been, and could continue to be affected by the spread of
COVID-19.
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

In connection with the intensifying efforts to contain the spread of
COVID-19,
the Chinese government has taken a number of actions, which included extending the Chinese Spring Festival in 2020, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations.
The spread of
COVID-19
has caused us to incur incremental costs, in particular, relating to our logistics business. In addition, we have seen a decrease in demand for big-ticket
items, durable goods and discretionary products. However, leveraging our self-operated supply chain and logistics network, we were able to resume part of our operations after the Chinese Spring Festival in 2020 and have seen an increase in demand for certain product categories, including consumer staples, such as groceries, fresh produce, healthcare and household products during this period. Furthermore, to mitigate any negative impacts that
COVID-19
may have on the operations of our suppliers, we have implemented a variety of measures to support our suppliers, including adopting a shorter payable cycle and increasing advance payments to suppliers. In order to protect our employee health, we provided additional Covid-related insurance coverage for free to over 100 thousands frontline staff as well as their families. As of December 31, 2020, (i) all of our employees, including corporate office employees and field staff, had returned to work, (ii) our major operations, including JD Retail and JD Logistics, had fully recovered around China, and (iii) customer demand across product and service categories on our platform had fully recovered.
As of December 31, 2020, we had cash and cash equivalents of RMB86.1 billion (US$13.2 billion). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”
Selected Statements of Operations Items
Net Revenues
Net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and sales of general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. Net revenues from general merchandise products mainly include revenues from sales of food, beverage and fresh produce, baby and maternity products, furniture and household goods, cosmetics and other personal care items, pharmaceutical and healthcare products, books, automobile accessories, apparel and footwear, bags and jewelry. Net service revenues are further divided into revenues from online marketplace and marketing and revenues from logistics and other services. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US $	%
	(in millions, except for percentages)
Electronics and home appliances revenues	280,059	60.6	328,703	57.0	400,927	61,445	53.8
General merchandise revenues	136,050	29.5	182,031	31.5	250,952	38,460	33.6

Net product revenues	416,109	90.1	510,734	88.5	651,879	99,905	87.4

Marketplace and marketing revenues	33,532	7.2	42,680	7.4	53,473	8,195	7.2
Logistics and other service revenues	12,379	2.7	23,474	4.1	40,450	6,199	5.4

Net service revenues	45,911	9.9	66,154	11.5	93,923	14,394	12.6

Total net revenues	462,020	100.0	576,888	100.0	745,802	114,299	100.0

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
Fulfillment expenses
Our fulfillment expenses consist primarily of (i) expenses incurred in operating our fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The costs related to logistics services provided to third parties are classified in cost of revenues. We expect our fulfillment expenses to increase in absolute amount on an annual basis in the near run, as we invest in new businesses, hire additional fulfillment personnel, build and lease new warehouses and establish more delivery stations to penetrate lower tier cities and to meet our anticipated growth in sales volume and ensure satisfactory customer experience. We plan to increase operation efficiency by strengthening our logisitcs network, improving overall utilization through economies of scale, increasing the level of integration across our logistics networks, and improving efficiencies through more intelligent decision-making.
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

Gain on sale of development properties
The gain on sale of development properties is mainly derived from sale of development properties to Core Funds and Development Fund I. JD Property develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from development properties to fund new developments and scale the business. In February 2019, January 2020 and December 2020, we entered into definitive agreements with Core Funds and Development Fund I, as applicable, pursuant to which we sold certain of our completed and uncompleted modern logistics facilities. See also “Item 4. Information on the Company—A. History and Development of the Company—Our Strategic Cooperations and Other Developments—JD Property”. For the logistics facilities that met closing conditions, we recorded disposal gain of RMB3.8 billion and RMB1.6 billion (US$0.3 billion) in 2019 and 2020, respectively. We will derecognize the remaining logistics facilities upon satisfaction of the hand-over condition.
Share of results of equity investees
Share of the post-acquisition profits or losses, impairment, and gains or losses from disposals and deemed disposals of the equity investments that are accounted for under the equity method are recorded in share of results of equity investees.
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
Hong Kong
Our subsidiaries incorporated in Hong Kong are subject to a
two-tiered
income tax rate for taxable income generated from operations in Hong Kong, effective on April 1, 2018. The first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our incorporations in Hong Kong to us are not subject to any Hong Kong withholding tax.

China
Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except that a few entities in our group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas, and any entity that qualifies as a “software enterprise” is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Besides, some small profit enterprises whose annual taxable income amount is RMB1 million or less in 2018 are entitled to the incentive of computing 50% of their income as their taxable income amount and are subject to a reduced enterprise income tax rate of 20%. From January 1, 2019 to December 31, 2021, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. Furthermore, our certain entities in China engaging in research and development activities in China were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year of 2016 and 2017, and to claim 175% of their research and development expenses as Super Deduction for the year of 2018, 2019 and 2020 (“Super Deduction”) according to the relevant laws and regulations in the PRC. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US $	%
	(in millions, except for percentages)
Net revenues:
Net product revenues	416,109	90.1	510,734	88.5	651,879	99,905	87.4
Net service revenues	45,911	9.9	66,154	11.5	93,923	14,394	12.6

Total net revenues	462,020	100.0	576,888	100.0	745,802	114,299	100.0
Cost of revenues	(396,066)	(85.8)	(492,467)	(85.4)	(636,694)	(97,578)	(85.4)
Fulfillment	(32,010)	(6.9)	(36,968)	(6.4)	(48,700)	(7,464)	(6.5)
Marketing	(19,237)	(4.2)	(22,234)	(3.8)	(27,156)	(4,162)	(3.6)
Research and development	(12,144)	(2.6)	(14,619)	(2.5)	(16,149)	(2,475)	(2.2)
General and administrative	(5,160)	(1.1)	(5,490)	(1.0)	(6,409)	(982)	(0.9)
Impairment of goodwill and intangible assets	(22)	(0.0)	—	—	—	—	—
Gain on sale of development properties	—	—	3,885	0.7	1,649	253	0.2

Income/(loss) from operations	(2,619)	(0.6)	8,995	1.6	12,343	1,891	1.6

Other income/(expense):
Share of results of equity investees	(1,113)	(0.2)	(1,738)	(0.3)	4,291	658	0.6
Interest income	2,118	0.5	1,786	0.3	2,753	422	0.4
Interest expense	(855)	(0.2)	(725)	(0.1)	(1,125)	(172)	(0.2)
Others, net	95	0.0	5,375	0.9	32,557	4,989	4.4

Income/(loss) before tax	(2,374)	(0.5)	13,693	2.4	50,819	7,788	6.8
Income tax expenses	(427)	(0.1)	(1,803)	(0.3)	(1,482)	(227)	(0.2)

Net income/(loss)	(2,801)	(0.6)	11,890	2.1	49,337	7,561	6.6

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

The table below provides a summary of our operating segment results:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	447,502	552,245	702,930	107,729
New Businesses	14,665	23,932	42,791	6,558
Inter-segment	(1,103)	(435)	(725)	(111)

Total segment net revenues	461,064	575,742	744,996	114,176
Unallocated items *	956	1,146	806	123

Total consolidated net revenues	462,020	576,888	745,802	114,299

Operating income/(loss):
JD Retail	7,049	13,775	19,484	2,986
New Businesses	(5,137)	(1,022)	(2,498)	(383)
Including: gain on sale of development properties	—	3,885	1,649	253

Total segment operating income	1,912	12,753	16,986	2,603
Unallocated items *	(4,531)	(3,758)	(4,643)	(712)

Total consolidated operating income/(loss)	(2,619)	8,995	12,343	1,891

*
Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

Operating expenses (including fulfillment expenses, marketing expenses, research and development expenses and general and administrative expenses) before unallocated items as a percentage of net revenues for JD Retail were 13.1%, 12.3% and 11.9% for the years ended December 31, 2018, 2019 and 2020, respectively.
Years Ended December 31, 2020 and 2019
Net Revenues.
Our total net revenues increased by 29.3% from RMB576,888 million in 2019 to RMB745,802 million (US$114,299 million) in 2020, with increases in both categories of net revenues. Net product revenues increased by 27.6% from RMB510,734 million in 2019 to RMB651,879 million (US$99,905 million) in 2020. Net service revenues increased by 42.0% from RMB66,154 million in 2019 to RMB93,923 million (US$14,394 million) in 2020.
The increase in our total net revenues was primarily due to our ability to expand our customer base and achieve a higher customer retention in 2020. Our annual active customer accounts increased from 362.0 million in 2019 to 471.9 million in 2020. The spread of
COVID-19
pandemic to a certain extent stimulated the sales of our general merchandise products (such as pharmaceutical and healthcare products, household goods, and fresh produce) as more customers switched their buying pattern from offline to online. The increase in our net service revenues was primarily due to the enhanced penetration of our logistics services to our third-party merchants and other third parties, as well as our efforts to continually enhance our smart marketing technologies, resulting in an improved marketing efficiency and a better growth of our marketing services.
Cost of revenues.
Our cost of revenues increased by 29.3% from RMB492,467 million in 2019 to RMB636,694 million (US$97,578 million) in 2020. This increase was primarily due to the growth of our online retail business and increase in costs related to the logistics services provided to merchants and other partners.
Fulfillment expenses.
Our fulfillment expenses increased by 31.7% from RMB36,968 million in 2019 to RMB48,700 million (US$7,464 million) in 2020. This increase was primarily due to the increase in shipping charges, compensation costs relating to fulfillment personnel, rental expenses for our fulfillment infrastructure and payment processing charges, which was in line with the growth of our sales volume. The spread of
COVID-19
pandemic also caused incremental costs, and accelerated the category mix shift toward the high frequency but small ticket size consumer staple categories which led higher fulfillment expenses.
Marketing expenses.
Our marketing expenses increased by 22.1% from RMB22,234 million in 2019 to RMB27,156 million (US$4,162 million) in 2020. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels from RMB19,286 million in 2019 to RMB23,088 million (US$3,538 million) in 2020, as we continued to enhance our brand recognition and promote our new business initiatives.

Research and development expenses.
Our research and development expenses increased by 10.5% from RMB14,619 million in 2019 to RMB16,149 million (US$2,475 million) in 2020 as we continued to invest in top-notch
R&D talent and technology infrastructure. The increase in our research and development expenses was primarily attributable to the increase in the compensation costs along with the increase of headcount of our technology employees. Our R&D employees increased from 14,047 as of December 31, 2019 to 17,239 as of December 31, 2020. We had also seen a rapid increase in research and development expenses in connection with the execution of our strategies of continuously improving our mobile, big data and cloud computing technologies.
General and administrative expenses.
Our general and administrative expenses increased by 16.7% along with the expansion of our business, from RMB5,490 million in 2019 to RMB6,409 million (US$982 million) in 2020. This increase was primarily due to an increase in staff cost as the headcount of our general and administrative employees increased in line with our business expansion.
Gain on sale of development properties.
Gain on sale of development properties was RMB3,885 million in 2019, and RMB1,649 million (US$253 million) in 2020. The gain on sale of development properties in 2020 came from the sale of development properties to Core Funds and Development Fund I.
Share of results of equity investees.
Compared to a loss of RMB1,738 million in 2019, our share of results of equity investees was a gain of RMB4,291 million (US$658 million) in 2020, which primarily consisted of the dilution gain of Dada Group’s public offerings, the disposal gain of Bitauto and partially offset by the picked up losses recognized from our equity method investments.
Others, Net.
Others, net was RMB5,375 million income in 2019 and RMB32,556 million (US$4,989 million) income in 2020. The substantial increase was primarily due to the increase in the net gain arising from increases in the market prices of our equity investments in publicly-traded companies, over which we do not have significant influence, which achieved a net gain of RMB29,483 million (US$4,518 million) in 2020 as compared to a net gain of RMB3,496 million in 2019.
Net Income.
As a result of the foregoing, we had a net income of RMB49,337 million (US$7,561 million) in 2020, as compared to a net income of RMB11,890 million in 2019.
Years Ended December 31, 2019 and 2018
Net Revenues.
Our total net revenues increased by 24.9% from RMB462,020 million in 2018 to RMB576,888 million in 2019, with increases in both categories of net revenues. Net product revenues increased by 22.7% from RMB416,109 million in 2018 to RMB510,734 million in 2019. Net service revenues increased by 44.1% from RMB45,911 million in 2018 to RMB66,154 million in 2019.
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
Cost of revenues.
Our cost of revenues increased by 24.3% from RMB396,066 million in 2018 to RMB492,467 million in 2019. This increase was primarily due to the growth of our online retail business. Costs related to the logistics services provided to third parties also increased rapidly along with the expansion of our logistics business.
Fulfillment expenses.
Our fulfillment expenses increased by 15.5% from RMB32,010 million in 2018 to RMB36,968 million in 2019. This increase was primarily due to the increase in shipping charges, compensation costs relating to fulfillment personnel, rental expenses for our fulfillment infrastructure and payment processing charges, corresponding with the growth of our sales volume. Fulfillment expenses as a percentage of net revenues, were 6.4% in 2019, as compared to 6.9% in 2018, primarily due to economies of scale from enhanced logistics capacity utilization and staff productivity.

Marketing expenses.
Our marketing expenses increased by 15.6% from RMB19,237 million in 2018 to RMB22,234 million in 2019. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels from RMB15,970 million in 2018 to RMB19,286 million in 2019, as we continued to enhance our brand recognition and to promote our new business initiatives.
Research and development expenses.
Our research and development expenses increased by 20.4% from RMB12,144 million in 2018 to RMB14,619 million in 2019 as we continued to invest in top-notch
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
General and administrative expenses.
Our general and administrative expenses slightly increased by 6.4% along with the expansion of our business, from RMB5,160 million in 2018 to RMB5,490 million in 2019.
Gain on sale of development properties.
Gain on sale of development properties was nil in 2018, and RMB3,885 million in 2019. The gain on sale of development properties in 2019 was primarily derived from sale of development properties to Core Fund.
Share of results of equity investees.
Share of results of equity investees was a loss of RMB1,738 million in 2019, compared to a loss of RMB1,113 million in 2018. In 2019, our share of results of equity investees was primarily attributable to losses picked up from our equity method investments in Dada Group and impairment losses recognized from our equity method investments in Bitauto and Tuniu Group.
Others, Net.
Others, net was RMB95 million income in 2018 and RMB5,375 million income in 2019. In 2019, others, net mainly contained an unrealized gain from fair value change of long-term investments, the realized gain from disposals of our business, and government financial incentives.
Net Income/(Loss).
As a result of the foregoing, we had a net income of RMB11,890 million in 2019, as compared to a net loss of RMB2,801 million in 2018.
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
To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiaries, including Jingdong Century, Xi’an Jingxundi and Beijing Jingdong Jiankang Co., Ltd., and our affiliated PRC entities, including, among others, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng, Xi’an Jingdong Xincheng, and Suqian Jingdong Tianning, and their respective shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of these PRC affiliates that most significantly impact their economic performance, and to obtain a majority of the residual returns of these entities. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC
810-10-35-4
occurring. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.
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
Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in “share of results of equity investees” in our consolidated statements of operations and comprehensive income/(loss) and our share of post-acquisition movements of accumulated other comprehensive income are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. We record our share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds our interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee, or we hold other investments in the equity investee.
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

Beginning on January 1, 2018, upon the adoption of ASU 2016-01, our equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which we do not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in “others, net” in the consolidated statements of operations and comprehensive income/(loss). We make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. We recognize an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income/(loss) if there is any.
Revenues
We adopted ASC topic 606,
Revenue from Contracts with Customers
(“ASC 606”), from January 1, 2018, using the modified retrospective transition approach.
Consistent with the criteria of ASC 606, we recognize revenues when we satisfy a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.
In accordance with ASC 606, we evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are a principal, that we obtain control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When we are an agent and our obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.
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
We also sell prepaid cards which can be redeemed to purchase products sold on the JD Platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the consolidated balance sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. Upon the adoption of ASC 606, we began to recognize revenue from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote.
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
Inventories
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. We take ownership, risks and rewards of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive income/(loss). As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2020, we would have recorded an additional cost of sales of approximately RMB609 million (US$93 million).

We also provide fulfillment-related services in connection with our online marketplace. Third-party merchants maintain ownership of their inventories and therefore these products are not included in our inventories.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on testing of goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, consideration of the impact of
COVID-19,
and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
In January 2017, the FASB issued ASU
2017-04,
“
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
” (“ASU
2017-04”),
the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. We adopted ASU
2017-04
beginning January 1, 2020 and used the
one-step
method for the goodwill impairment assessment for the year ended December 31, 2020.
During the years ended December 31, 2018, 2019 and 2020, management monitored the actual performance of the business and conducted goodwill impairment test. The goodwill impairment charges during the years ended December 31, 2018, 2019 and 2020 are RMB7 million, nil and nil, respectively.
Non-recourse Securitization Debt and Transfer of Financial Assets
We, in collaboration with JD Digits, periodically securitize accounts receivable and loan receivables arising from consumer financing through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Digits, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are non-recourse to us and are payable only out of collections on their respective underlying collateralized assets.
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

We do not consolidate the securitization vehicles when no economic interests are retained by us, and we have no continuing involvements, including being the servicer of the securitization vehicles. Transfers are accounted for as sale and the corresponding transferred accounts receivable are de-recognized
in our consolidated balance sheets pursuant to ASC Topic 860,
Transfers and Servicing
(“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfers of the assets are accounted for as a financing type transaction if the conditions in ASC
860-10-40-5
are not met. The “under common control” relationship of the transferor and transferee should be ignored when applying ASC 860 as long as the transferee is not consolidated by the transferor.
Beginning October 2017, we have revised certain structural arrangements to relinquish our continuing involvement rights when setting up the new securitization vehicles. The investors, including JD Digits, have no recourse to us when the underlying consumers fail to pay amounts contractually on due. The gain/loss recorded upon the sale accounting was immaterial for the periods presented.
Share-Based Compensation
We grant restricted share units (“RSUs”) and share options of our company and our subsidiaries to eligible employees and non-employees.
We account for share-based awards issued to employees in accordance with ASC Topic 718,
Compensation — Stock Compensation
. We early adopted ASU
2018-07,
Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting
beginning July 1, 2018, before then, we accounted for share-based awards issued to non-employees
in accordance with ASC
505-50,
Equity-Based Payments to
Non-Employees
.
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
non-current
in the consolidated balance sheets.
We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2019 and 2020, we did not have any significant unrecognized uncertain tax positions.
Leases
Before January 1, 2019, we adopted the ASC Topic 840 (“ASC 840”),
Leases
, each lease is classified at the inception date as either a capital lease or an operating lease.
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
components separately.
We also enter into sale and leaseback transactions. We act as the seller-lessee, transfers our assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor using an arm-length
rental price. Upon consideration of ASC Topic
842-40-25-1
and ASC 606, the transfer of the underlying assets is considered as sales, and according to ASC 842, the leaseback transaction is classified as an operating lease. Therefore, the sale and the leaseback of the underlying assets are separately accounted for by us. Upon completion of the transaction, the legal titles of these assets are transferred to the third-party entity (the buyer-lessor), and we derecognize these transferred assets and recognizes gains or losses from disposal of these assets in accordance with ASC Topic 360,
Property, Plant and Equipment
. The leaseback transactions are accounted for under ASC 842, and the ROU assets and lease liabilities are recognized at commencement date accordingly.

Recent Accounting Pronouncements
For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements of JD.com, Inc, its subsidiaries and its consolidated variable interest entities pursuant to Item 18 of Part III of this annual report.

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

•
In April 2016, we issued an aggregate of US$500 million unsecured senior notes due 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of these notes were used for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$499.6 million and US$504.0 million, respectively, with respect to the notes due 2021, and US$493.5 million and US$559.8 million, respectively, with respect to the notes due 2026. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2020. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2020, we paid an aggregate of US$35 million in interest payments related to these notes.

•
As of June 30, 2017, we completed the reorganization JD Digits. Pursuant to the agreements relating to the reorganization, we received approximately RMB14.3 billion in cash with an economic gain of RMB14.2 billion. See also “Item 4. Information on the Company—A. History and Development of the Company—Our Strategic Cooperations and Other Developments––JD Digits.”

•
In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over LIBOR. The use of proceeds of the facilities were intended for general corporate purposes. As of the date of this annual report, US$0.45 billion of the credit facilities was drawn down and outstanding.

•
In February 2018, we entered into definitive agreements with certain third-party investors for financing of JD Logistics and raised approximately US$2.5 billion from this round of financing. After the completion of this financing, the third-party investors own approximately 19% of the equity interests of JD Logistics on a fully diluted basis at the time.

•	In June 2018, we received US$550 million from Google by issuing 27,106,948 Class A ordinary shares to Google.

•
In 2019 and 2020, we sold certain of our development properties and received proceeds of RMB7.9 billion and RMB4.8 billion, respectively, which primarily related to Core Funds and Development Fund I transactions. See also “Item 4. Information on the Company––A. History and Development of the Company—Our Strategic Cooperations and Other Developments ––JD Property.”

•
In November 2019, our healthcare subsidiary, JD Health, completed the non-redeemable
series A preference share financing with a group of third-party investors. The total amount of financing raised was US$931 million, representing 13.5% of the ownership of JD Health on a fully diluted basis upon the completion of this transaction.

•
In January 2020, we issued an aggregate of US$700 million senior unsecured notes due 2030, with stated annual interest rate of 3.375%, and an aggregate of US$300 million senior unsecured notes due 2050, with stated annual interest rate of 4.125%. The net proceeds from the sale of these notes are used for general corporate purposes and refinancing. As of December 31, 2020, the total carrying value and estimated fair value were US$690.0 million and US$755.7 million, respectively, with respect to the notes due 2030, and US$287.0 million and US$327.3 million, respectively, with respect to the notes due 2050. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2020. In March 2020, we purchased from the open market of US$5.0 million of the notes due 2030 and US$7.0 million of the notes due 2050. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2020, we paid an aggregate of US$18 million in interest payments related to these notes.

•
In February 2020, Jingdong Century, a subsidiary of our company, consummated a private placement of an aggregate of RMB3.0 billion 2.65% notes due April 27, 2020. In March 2020, Jingdong Century consummated a private placement of an aggregate of RMB2.0 billion 2.75% notes due October 30, 2020. In May 2020, Jingdong Century consummated a private placement of an aggregate of RMB2.0 billion 1.75% note due August 2020. These notes are listed on the inter-bank bond market of China. The proceeds from these notes are used for general corporate purposes.

•
In June 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9618.” We raised from our global offering in connection with the listing in Hong Kong approximately RMB31.3 billion (US$4.8 billion) in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•
In August 2020, JD Health completed the
non-redeemable
series B preference share financing with a group of third-party investors. The total amount of financing raised was US$914 million, representing 4.5% of the ownership of JD Health on a fully diluted basis.

•
In December 2020, shares of JD Health, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from its global offering in connection with the listing in Hong Kong approximately RMB25.7 billion (US$3.9 billion) in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•
In April and December 2020, JD MRO entered into definitive agreements for non-redeemable
series A and series
A-1
preference share financing with a group of third-party investors. The total amount of financing arising was approximately US$335 million. Upon completion of such financing, we still hold more than 80% of the issued and outstanding shares of JD MRO.

•
In March 2021, JD Property entered into definitive agreements for the non-redeemable
series A preference share financing with
co-lead
investors Hillhouse Capital and Warburg Pincus, among others. The total amount expected to be raised is approximately US$700 million. We will remain the majority shareholder of JD Property after the completion of this transaction.

As of December 31, 2020, we had revolving lines of credit for an aggregate amount of RMB100.1 billion (US$15.3 billion) from several commercial banks (not including the US$1.0 billion term and revolving credit facilities we entered into in December 2017). We had drawn down an aggregate of RMB23.4 billion (US$3.6 billion) under these revolving lines of credit as of December 31, 2020.
As of December 31, 2020, we had a total of RMB151.1 billion (US$23.2 billion) in cash and cash equivalents, restricted cash and short-term investments. This included primarily RMB58.1 billion (US$8.9 billion), HK$8.6 billion (US$1.1 billion) and US$9.2 billion in China, RMB1.1 billion (US$0.2 billion), HK$517.2 million (US$66.7 million) and US$2.6 billion in Hong Kong, and US$1.0 billion in Singapore. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

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
Our net inventories have increased significantly in recent years, from RMB44.0 billion as of December 31, 2018 to RMB57.9 billion as of December 31, 2019 and further to RMB58.9 billion (US$9.0 billion) as of December 31, 2020. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 38.7 days in 2018, 35.8 days in 2019 and 33.3 days in 2020. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.
Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2018, 2019 and 2020, our accounts payable amounted to RMB80.0 billion, RMB90.4 billion and RMB106.8 billion (US$16.4 billion), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our retail business and the related increase in products sourced from our suppliers. Our annual accounts payable turnover days for retail business were 60.2 days in 2018, 54.5 days in 2019 and 47.1 days in 2020. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period to cost of revenues of retail business for that annual period, and then multiplied by 360 days.
Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2018, 2019 and 2020, our accounts receivable amounted to RMB11.1 billion, RMB6.2 billion and RMB7.1 billion (US$1.1 billion), respectively. The decrease in 2019 was primarily due to our derecognition of accounts receivable related to consumer financing through the sales type arrangements serviced by JD Digits, and the increase in 2020 was primarily due to growth of our logistics business. From early 2014, JD Digits started to provide consumer financing to our customers. As of December 31, 2018, 2019 and 2020, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB6.3 billion, RMB1.0 billion and RMB0.8 billion (US$0.1 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 2.7 days in 2018, 3.2 days in 2019 and 2.7 days in 2020. Annual accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for that annual period and then multiplied by 360 days.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	20,881	24,781	42,544	6,520
Net cash used in investing activities	(26,079)	(25,349)	(57,811)	(8,860)
Net cash provided by financing activities	11,220	2,572	71,072	10,892
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,682	406	(5,082)	(779)

Net increase in cash, cash equivalents and restricted cash	7,704	2,410	50,723	7,773
Cash, cash equivalents and restricted cash at beginning of year	29,798	37,502	39,912	6,117

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	37,502	39,912	90,635	13,890
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	—	116	17

Cash, cash equivalents and restricted cash at end of year	37,502	39,912	90,519	13,873

Operating Activities
Net cash provided by operating activities in 2020 was RMB42,544 million (US$6,520 million). In 2020, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash
expenses, principally gain from fair value change of long-term investments of RMB29,483 million (US$4,518 million), depreciation and amortization of RMB6,068 million (US$930 million), share-based compensation of RMB4,156 million (US$637 million), and gain on share of results of equity investees of RMB4,291 million (US$658 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB11,095 million (US$1,700 million), an increase in accrued expenses and other current liabilities of RMB4,784 million (US$733 million), and an increase in advance from customers of RMB4,052 million (US$621 million). The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the increase of vendor deposits and the growth in payroll. The increase in our advance from customers was due to the increase in our sales of prepaid cards.
Net cash provided by operating activities in 2019 was RMB24,781 million. In 2019, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash
expenses, principally depreciation and amortization of RMB5,828 million, share-based compensation of RMB3,695 million, gain on sale of development properties of RMB3,885 million, and gain from fair value change of long-term investments of RMB3,496 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB10,391 million, an increase in accrued expenses and other current liabilities of RMB4,418 million, an increase in advance from customers of RMB3,061 million, and a decrease of accounts receivable of RMB3,723 million, partially offset by an increase in inventories of RMB13,916 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the increase of vendor deposits and the growth in payroll. The increase in our advance from customers was due to the increase in our sales of prepaid cards. The decrease in accounts receivable was due to the derecognition of consumer financing related accounts receivable through sales type arrangements. The increase in our inventories was due to the growth of our business.

Net cash provided by operating activities in 2018 was RMB20,881 million. In 2018, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash
expenses, principally depreciation and amortization of RMB5,560 million, share of results of equity investees of RMB1,113 million and share-based compensation of RMB3,660 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB5,467 million, an increase in accrued expenses and other current liabilities of RMB5,158 million, a decrease of accounts receivable of RMB4,163 million and a decrease in amount due from related parties of RMB1,770 million, partially offset by an increase in inventories of RMB2,342 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in our sales of prepaid cards. The decrease in accounts receivable was due to the derecognition of consumer financing related accounts receivable through sales type arrangements. The increase in our inventories was due to the growth of our business.
Investing Activities
Net cash used in investing activities in 2020 was RMB57,811 million (US$8,860 million), consisting primarily of the purchase of short-term investments and time deposits, investment in equity investees and investment securities, purchases of property, equipment and software, cash paid for construction in progress, partially offset by the maturity of short-term investments, cash received from disposals of investment in equity investees and investment securities and cash received from sale of development properties.
Net cash used in investing activities in 2019 was RMB25,349 million, consisting primarily of the purchase of short-term investments, investment in equity investees, investment securities, purchases of property, equipment and software and cash paid for construction in progress, partially offset by the maturity of short-term investments, cash received from sale of development properties, cash received from disposals of equity investment and investment securities and loans settled by JD Digits.
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
Financing Activities
Net cash provided by financing activities in 2020 was RMB71,072 million (US$10,892 million), consisting primarily of net proceeds of RMB32,105 million (US$4,920 million) from the non-redeemable
series B preference share financing of JD Health and the initial public offering of JD Health in Hong Kong, the net proceeds of RMB31,342 million (US$4,803 million) from our listing in Hong Kong, the proceeds from short-term borrowing of RMB14,766 million (US$2,263 million) and the net proceeds of RMB6,804 million (US$1,043 million) from the issuance of unsecured senior notes, partially offset by the repayment of short-term borrowings of RMB16,582 million (US$2,541 million).
Net cash provided by financing activities in 2019 was RMB2,572 million, consisting primarily of capital injection from non-controlling
interest shareholders of JD Health and proceeds from short-term borrowings, partially offset by the repayment of short-term borrowings and non-recourse securitization debt.

Net cash provided by financing activities in 2018 was RMB11,220 million, consisting primarily of proceeds from issuance of equity securities by us and JD Logistics and long-term borrowings, partially offset by the repayment of short-term borrowings and non-recourse securitization debt, and our repurchase of ADSs.
Holding Company Structure
JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2020, the amount restricted, including paid-in
capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB28,926 million (US$4,433 million).
Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Capital Expenditures
We made capital expenditures of RMB21,369 million, RMB9,000 million and RMB12,457 million (US$1,909 million) in 2018, 2019 and 2020, respectively. Our capital expenditures for 2018, 2019 and 2020 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth. JD Property seeks to realize development profits and recycle capital from mature properties to fund new developments and scale the business. We sold certain of our development properties and received proceeds of RMB7.9 billion in 2019 and RMB4.8 billion (US$0.7 billion) in 2020, respectively. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.
C.    Research and Development
We have built our technology platform relying primarily on software and systems that we have developed in-house
and to a lesser extent on third-party software that we have modified and incorporated. Our research and development professionals design, develop and operate our technology platform and to improve our AI, big data and cloud technologies and services.
In 2018, 2019 and 2020, our research and development expenses, including share-based compensation expenses for research and development staff, were RMB12,144 million, RMB14,619 million and RMB16,149 million (US$2,475 million), respectively. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in research and development continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value-added services to our business partners.
D.    Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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
F.    Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in RMB thousands)
Operating lease commitments for offices and fulfillment infrastructures	17,920,307	5,605,832	6,776,556	3,001,679	2,536,240
Commitments for internet data center service fee	5,282,219	1,496,545	1,166,361	713,943	1,905,370
Capital commitments (1)	7,649,562	7,649,562	—	—	—
Long-term debt obligations (2)	15,790,643	3,259,882	2,936,205	—	9,594,556
Estimated interest payments in relation to long-term debt (2)	4,758,533	495,201	805,542	722,633	2,735,157

Total	51,401,264	18,507,022	11,684,664	4,438,255	16,771,323

(1)	Our capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are expected to be paid in the following year according to the construction progress.
(2)	Our long-term debt obligations are mainly unsecured senior notes and long-term borrowings, including the portion due within one year.
Our investment commitments contracted but without fixed payment schedule amounted to RMB5.9 billion (US$0.9 billion) as of December 31, 2020, which primarily related to capital contribution obligation for certain investment funds.

Item 6.	Directors, Senior Management and Employees
A.    Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	48	Chairman of the Board of Directors and Chief Executive Officer
Martin Chiping Lau	48	Director
Ming Huang	57	Independent Director
Louis T. Hsieh	56	Independent Director
Dingbo Xu	58	Independent Director
Lei Xu	46	Chief Executive Officer of JD Retail
Sandy Ran Xu	44	Chief Financial Officer
Pang Zhang	32	Chief Human Resources Officer

Richard Qiangdong Liu
has been the chairman and chief executive officer of our company since our inception. He founded JD.com in 2004 and has guided its development and growth since then. Mr. Liu received the prestigious award “Person of the Year of Chinese Economy 2011” from CCTV, China’s national television network. He was among “World’s 50 Greatest Leaders” named by Fortune Magazine in 2015. Mr. Liu has served as the chairman of the board of JD Digits since June 2020, and the chairman of the board and non-executive
director of JD Health International Inc. (HKEX: 6618) since September 2020. He currently also serves as the chairman of the board and non-executive
director of JD Logistics. Mr. Liu received his bachelor’s degree in sociology from Renmin University of China in 1996 and an EMBA from China Europe International Business School in 2011.
Martin Chiping Lau
has served as our director since March 2014. Mr. Lau is president and executive director of Tencent Holdings Limited, a provider of comprehensive internet services serving the largest online community in China and listed on the Hong Kong Stock Exchange. In 2007, Mr. Lau was appointed as an executive director of Tencent. In 2006, Mr. Lau was promoted as the president of Tencent to manage the day-to-day
operation of Tencent. In February 2005, he joined Tencent as the chief strategy and investment officer, and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau also serves as a director of Vipshop Holdings Limited, an online discount retailer listed on the NYSE, a director of Tencent Music Entertainment Group, an online music entertainment platform in China listed on the NYSE, a non-executive
director of Meituan, an
e-commerce
platform for service listed on the Hong Kong Stock Exchange, and a non-executive
director of Kingsoft Corporation Limited, an internet based software developer, distributor and software service provider listed on the Hong Kong Stock Exchange. Mr. Lau received a bachelor of science degree in electrical engineering from the University of Michigan, a master of science degree in electrical engineering from Stanford University and an MBA degree from Kellogg Graduate School of Management, Northwestern University.
Ming Huang
has served as our independent director since March 2014. Mr. Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005. From July 2010 to June 2019, Mr. Huang was a professor of finance at China Europe International Business School. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Mr. Huang is also an independent non-executive
director of WH Group Limited, a company listed on the Hong Kong Stock Exchange, and an independent director of 360 Security Technology Inc., a company listed on the Shanghai Stock Exchange. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.
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

Dingbo Xu
has served as our independent director since May 2018. Professor Xu has served as a faculty member and professor in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai. Before joining China Europe International Business School in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu serves as the executive director of the editorial board of China Management Accounting Review and the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank. Professor Xu has contributed his knowledge and expertise to the board of directors of several public companies. He was a member of the board of directors of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange, from September 2009 to April 2018. He currently serves as director of Kweichow Moutai Company Limited, a company listed on the Shanghai Stock Exchange. He served as director of Shanghai Shyndec Pharmaceutical Co., Ltd., a company listed on the Shanghai Stock Exchange, from November 2016 to February 2019, served as director of SANY Heavy Industry, a company listed on the Shanghai Stock Exchange, from January 2013 to August 2019, and served as director of China Cinda Asset Management Co. Ltd, a company listed on the Hong Kong Stock Exchange, from June 2013 to September 2019. Professor Xu received his Ph.D in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.
Lei Xu
is chief executive officer of JD Retail, leading the development, operation and strategy of our retail business, both online and offline. Since joining us in 2009, Mr. Xu has held several leadership roles within the sales and marketing divisions of JD Retail, including head of marketing and branding, head of JD Wireless, and head of platform operations. Under his leadership, we successfully rebranded from 360buy to JD.com and launched our popular mascot, Joy. Mr. Xu led the launch of JD Plus, the first paid membership service in China’s
e-commerce
industry, as well as our “Super Brand Day” strategic marketing program. He also leads our Kepler open platform, a key pillar of our “Retail as a Service” strategy that leverages our strengths in logistics, marketing, financial services, and other areas to help partners to expand their online businesses. Before joining us, Mr. Xu held several senior management roles in marketing and operations at Lenovo, Allyes and Belle
E-Commerce.
Mr. Xu currently also serves as a director of Dada Nexus Limited. Mr. Xu holds an EMBA degree from China Europe International Business School.
Sandy Ran Xu
has served as chief financial officer of our company since June 2020. Ms. Xu joined our company in July 2018 as vice president of finance and was promoted to senior vice president in January 2020. Prior to her current role, Ms. Xu oversaw group finance, accounting and tax functions in addition to serving as chief financial officer of JD Retail. Prior to joining our company, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office, focusing on TMT industry and U.S. capital markets. Ms. Xu currently also serves as a director of Dada Nexus Limited, JD Health, JD Digits, and JD Logistics. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.
Pang Zhang
has served as our chief human resources officer since December 2020. Ms. Zhang joined our company in July 2011. She has significant experience in leadership development as well as organizational processes optimization, and has held multiple key roles within different departments in our company, including our company’s CEO office, JD Retail and JD Digits. Ms. Zhang currently serves as a non-executive
director of JD Logistics and JD Health. Ms. Zhang holds a Cornell-Tsinghua Finance MBA and a bachelor’s degree from Central University of Finance and Economics.
B.    Compensation
In 2020, we paid an aggregate of approximately RMB8.1 million (US$1.2 million) in cash to our executive officers, and approximately US$0.3 million in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

We are in the process of putting in place a comprehensive retirement plan for the eligible retiring salaried senior management of our company based on years of employment and contributions to our company. This plan is designed to strengthen the ability of our company to attract and retain persons of outstanding competence upon which, in large measure, our continued growth and profitability depend. Eligible management employees of our company will be entitled for certain benefits, including, but not limited to, cash payments, incentive stock award and incentive stock option benefits, additional insurance programs and pension plans. In addition, we intend to hire certain eligible retiring management employees of our company as consultant for a period of time following retirement to avail our company of the consultant’s knowledge, expertise and experience.
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
Share Incentive Plan
Our currently effective share incentive plan, or our Share Incentive Plan, was adopted in November 2014. The number of shares reserved for future issuances under our Share Incentive Plan will be increased by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of our Share Incentive Plan commencing with the fiscal year ended December 31, 2018. The maximum aggregate number of our shares which may be issued pursuant to all awards under our Share Incentive Plan is 586,397,954 shares as of the date of this annual report, consisting of 106,850,910 shares that have been issued to and reserved with Fortune Rising Holdings Limited, and 479,547,044 shares that are reserved under our Share Incentive Plan. Fortune Rising Holdings Limited holds these ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan.
The following paragraphs describe the principal terms of our Share Incentive Plan.

Types of Awards
. The Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the committee or the board decides.
Plan Administration
. Our board of directors, our compensation committee or a
sub-committee
designated by our board will administer our Share Incentive Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. Fortune Rising Holdings Limited is the holder on record of the original award pool of 106,850,910 shares and will grant awards to plan participants and execute the award agreements and other related agreements with plan participants based on the instructions of the committee or the full board of directors who administers our Share Incentive Plan.
Award Agreement
. Awards granted under our Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
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
Termination of Our Share Incentive Plan
. Unless terminated earlier, our Share Incentive Plan will terminate automatically on December 20, 2023. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary and desirable to comply with applicable law. Shareholder approval is required for any amendment to our Share Incentive Plan that (i) increases the number of shares available under our Share Incentive Plan, or (ii) permits the plan administrator to extend the term of our Share Incentive Plan or the exercise period for an option beyond ten years from the date of grant.
As of December 31, 2020, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 108,279,186 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 30,907,060 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.
In May 2015, the board of directors approved a
10-year
compensation plan for Mr. Richard Qiangdong Liu, under which Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the
10-year
period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a
10-year
vesting schedule with 10% of the award vested on each anniversary of the grant date. The number of restricted shares, restricted share units and options granted to each of our other directors and executive officers represents less than 1% of our total outstanding ordinary shares on an as-converted
basis as of February 28, 2021. The awards to our other directors and executive officers have two-year,
four-year, five-year or
six-year
vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year
vesting schedule.

In addition, in October 2020, with the approvals of our board of directors and the board of directors of JD Logistics and JD Health, JD Logistics and JD Health each granted to Mr. Richard Qiangdong Liu options to acquire 99,186,705 ordinary shares of JD Logistics and options to acquire 53,042,516 ordinary shares of JD Health (collectively, the “Grants”) according to the existing share incentive plan of each of JD Logistics and JD Health. The Grants were awarded to Mr. Liu to motivate him to continue leading the future success of JD Logistics and JD Health. The Grants by JD Logistics and JD Health are each subject to a six-year
vesting schedule and each account for approximately 2% of the issued and outstanding shares of JD Logistics and JD Health as of the grant date, as applicable.
JD Logistics adopted its own share incentive plan in 2018, which permits the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants, and granted 187,844,000, 83,476,500 and 224,511,105 share options for the years ended December 31, 2018, 2019 and 2020, respectively, including the share options granted to Mr. Liu mentioned above. JD Health adopted its own share incentive plan in 2020, which permits the granting of stock options, restricted share units and other types of awards of JD Health to its employees, directors and consultants, and granted 94,770,812 share options for the year ended December 31, 2020, including the share options granted to Mr. Liu mentioned above.
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

•	appointing the independent auditors and pre-approvingall auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
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

Terms of Directors and Executive Officers
Our officers are elected by the board of directors. Our directors are appointed either by an ordinary resolution of our shareholders, or by a resolution of our board of directors (including the affirmative vote of Mr. Richard Qiangdong Liu for so long as he is a director). Our non-independent
directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. Our independent directors are subject to a contractual one-year
term, which may be renewed for one additional year, unless either party provides a prior written notice to the other party before the initial term expires indicating the intention not to renew. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and the board resolves that his office be vacated.

D.	Employees
As of December 31, 2018, 2019 and 2020, we had a total of 178,927, 227,730 and 314,906 employees, respectively. The following is a breakdown of our employees as of December 31, 2020 by function:

Function	Number
Procurement	18,586
Warehouses	49,420
Delivery	193,032
Customer Service	19,015
Research and Development	17,239
Sales and Marketing	10,952
General and Administrative	6,662

TOTAL	314,906

*	The number of employees shown above excludes part-time staff and interns.
With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate.
We invest resources in the recruitment of employees in support of our fast-growing business operations. In 2020, we recruited new employees in connection with the expansion of our business, and we will continue to invest resources in training, managing and motivating our workforce. In 2020, we have invested a considerable amount of resources in employee career development and training.
We have clear talent criteria and have applied them to the whole process of talent management. In the talent management activities throughout the year, we not only pay attention to the improvement of employees’ ability and quality, but also pay special attention to incentive development, in particularly emphasized the mindset of “contributor-oriented”, so that to enable all kinds of talents to have a “sense of goal” and “sense of fulfillment”. We lay special emphasis on the building of talent pipeline and the building of organizational cultural cohesion. We have established a comprehensive employee training and development system covering leadership, general competencies, and professional competencies. Our comprehensive training program covers corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. As of December 31, 2020, over 800 management trainees had undergone our dedicated management training program.
We also sponsored selected senior and
mid-level
managers to participate in part-time EMBA programs. In addition, we launched “Go to college in JD” program in association with well-known universities in November 2013. All employees are eligible to join the program voluntarily and get scholarship from us once they obtain their bachelor’s or master’s diploma, or have opportunity to apply an interest-free loan for their tuition fees from us. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees who are MBA graduates from top universities worldwide.

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
We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete
agreements with our senior management. The
non-compete
restricted period typically expires within two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure
salary during the restricted period.
We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.
The calculations in the table below are based on 3,117,970,519 ordinary shares outstanding as of February 28, 2021, comprising of (i)2,673,719,668 Class A ordinary shares, excluding the 11,823,314 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 444,250,851 Class B ordinary shares.
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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	13,000,000	(1)	421,507,423	(1)	434,507,423	(1)	13.9	(1)	76.9	(2)
Martin Chiping Lau (3)	—		—		—		—		—
Ming Huang (4)	*		—		*		*		*
Louis T. Hsieh (5)	*		—		*		*		*
Dingbo Xu (6)	*		—		*		*		*
Lei Xu	*		—		*		*		*
Sandy Ran Xu	*		—		*		*		*
Pang Zhang	*		—		*		*		*
All Directors and Executive Officers as a Group	13,837,062		421,507,423		435,344,485		13.9		76.9	(2)
Principal Shareholders:
Max Smart Limited (7)	—		421,507,423		421,507,423		13.5		72.9
Huang River Investment Limited (8)	527,207,099		—		527,207,099		16.9		4.6
Walmart (9)	289,053,746		—		289,053,746		9.3		2.5
Fortune Rising Holdings Limited (10)	—		22,743,428		22,743,428		0.7		3.9

*	Less than 1% of our total outstanding ordinary shares.

**
Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh, and Mr. Dingbo Xu, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)
Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited and (ii) 13,000,000 class A ordinary shares Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after February 28, 2021. As of February 28, 2021, Mr. Liu has not exercised his right to acquire such Class A ordinary shares. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (7) below. The ordinary shares beneficially owned by Mr. Liu do not include 22,743,428 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (10) below.

(2)
The aggregate voting power includes the voting power with respect to the 22,743,428 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (10) below.

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
(7)
Represents 421,507,423 Class B ordinary shares directly held by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)
Based on the information provided by Huang River Investment Limited, represents (i) 497,311,279 Class A ordinary shares held by Huang River Investment Limited, and (ii) 14,947,910 ADSs, representing 29,895,820 Class A ordinary shares owned by Huang River Investment Limited or its affiliate. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly-owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. The registered address of Huang River Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Pursuant to the strategic cooperation agreement that we entered into with Tencent in May 2019, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the subsequent three-year period, of which 8,127,302 and 2,938,584 of our Class A ordinary shares were issued in May 2019 and May 2020.

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
KY1-9005,
Cayman Islands.

(10)
Represents 22,743,428 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2021, a total of 1,290,367,337 class A ordinary shares were held by four record holders in the United States, representing approximately 41.2% of our total outstanding shares on an as-converted
basis (including the 11,823,314 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 48.0% of our Class A ordinary shares on record, representing approximately 41.2% of our total outstanding shares on record as of February 28, 2021 (including the 11,823,314 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent will continue to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. It is estimated that such traffic support, advertising spending and other cooperation will amount to over US$800 million, which will be paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the three-year period, of which 8,127,302 and 2,938,584 of our Class A ordinary shares were issued in May 2019 and May 2020.
Business Cooperation with Tencent.
Huang River Investment Limited, a wholly-owned subsidiary of Tencent, has been a principal shareholder of us since March 2014. In 2018, we generated RMB345 million commission services revenues from cooperation on advertising business with Tencent, RMB277 million revenues from services provided and products sold to Tencent, and purchased a total amount of RMB1,176 million advertising resources and payment processing services from Tencent. In 2019, we generated RMB288 million commission services revenues from cooperation on advertising business with Tencent, RMB399 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB2,222 million advertising resources and payment processing services from Tencent. In 2020, we generated RMB355 million (US$54 million) commission services revenues from cooperation on advertising business with Tencent, RMB375 million (US$57 million) revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB3,226 million (US$494 million) advertising resources and payment processing services from Tencent. As of December 31, 2020, we had a total amount of RMB791 million (US$121 million) due from Tencent.

Agreements and Transactions Relating to JD Digits
On March 1, 2017, we entered into a framework agreement, or the Framework Agreement, and an intellectual property license and software technology services agreement, or the JD Digits IPLA, with JD Digits, and certain entities controlled by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, in connection with the reorganization of JD Digits. As of June 30, 2017, the reorganization of JD Digits had been completed. As a result, we disposed of all of our 68.6% equity interest in JD Digits and deconsolidated the financial results of JD Digits from ours since then. Pursuant to the agreements, we received approximately RMB14.3 billion in cash upon transaction closing with an economic gain of RMB14.2 billion and 40% of the future pre-tax
profit of JD Digits when JD Digits has a positive
pre-tax
income on a cumulative basis. During 2018, 2019 and 2020, we did not receive any profits from JD Digits under the profit-sharing arrangement, as JD Digits did not have a positive pre-tax
income on a cumulative basis during each of these periods. In addition, pursuant to the Framework Agreement, we are able to convert our profit sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us, which we refer to as the Maximum Interest, is subject to potential proportional dilution as a result of any future equity financings or ESOP increases of JD Digits. In connection with JD Digits’s additional round of financing in 2018, the Maximum Interest was diluted to approximately 36%.
In June 2020, we entered into agreements with JD Digits, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Digits by converting our profit sharing right to the Maximum Interest and investing additional RMB1.78 billion in cash in JD Digits. The Framework Agreement, including the profit-sharing arrangement between JD Digits and us, was terminated, and JD Digits has become our equity method investee. In connection with the acquisition of equity interests in JD Digits, we have entered into agreements with JD Digits which set forth the rights of us as a shareholder.
Pursuant to these agreements, we will continue to enjoy substantially all the rights that we had under the Framework Agreement; provided that certain rights such as the right to liquidity event payment had been terminated upon our conversion of the profit sharing right into equity interest in JD Digits. Pursuant to these agreements, certain of our rights under these agreements should be terminated immediately the day before JD Digits submits its application for an initial public offering in the PRC. These rights, however, will be restored in the event the initial public offering application is rejected by the relevant authorities or withdrawn by JD Digits.
On June 20, 2020, the shareholders of JD Digits passed a unanimous resolution to restructure JD Digits as a company limited by shares and adopt the dual class voting structure. The shares held by Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan, an entity controlled by Mr. Liu, were entitled to ten votes per share, while Mr. Liu and Suqian Linghang Fangyuan must abstain from voting on any related party transaction with JD Digits. As a result of this dual class voting structure, as of December 31, 2020, we held approximately 18.7% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 54.7% of the total voting power of JD Digits.
On March 31, 2021, we entered into definitive agreements with JD Digits relating to the reorganization of our cloud computing and artificial intelligence business (“JD Cloud & AI”). Pursuant to the definitive agreements, we transferred JD Cloud & AI and certain assets together valued at approximately RMB15.7 billion to JD Digits, in exchange for newly issued ordinary shares of JD Digits. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from our consolidated financial statements, and our equity interest in JD Digits increased from 36.8% to approximately 42%.
Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.
Set forth below is a summary of the key provisions of the currently effective material agreements between us and JD Digits.
Shareholders Agreement
. The shareholders agreement of JD Digits provides for certain special rights, including preemptive right and right to consent for certain matters and contains provisions governing the board of directors and other corporate governance matters.

Non-Compete
Agreement
. We and JD Digits have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. JD Digits may not engage in the
e-commerce
business conducted by us or our subsidiaries without our prior written consent, unless we and JD Digits are no longer under the common control of Mr. Richard Qiangdong Liu. Without the prior written consent of JD Digits, we are restricted from engaging in the financial products, financial derivatives, and other financial-related businesses operated by JD Digits and its subsidiaries, including consumer finance, supply chain finance, third party payment, factoring, insurance brokerage and agency, crowd funding (including product and equity crowd funding), wealth management, securities brokerage, banking, financial leasing, asset management, and credit reporting, unless we and JD Digits are no longer under the common control of Mr. Liu. We, however, may make passive investments in competing businesses which we do not control.
Business Transactions with JD Digits and Its Subsidiaries
JD Digits is a related party controlled by our chairman of the board of directors and chief executive officer, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Digits. In 2018, 2019 and 2020, we provided services and sold goods to JD Digits in a total amount of RMB449 million, RMB342 million and RMB598 million (US$92 million), respectively. In 2018, 2019 and 2020, we received payment processing and other services provided by JD Digits in the amount of RMB3,931 million, RMB4,981 million and RMB6,945 million (US$1,064 million), respectively. In 2018, 2019 and 2020, interest income in the amount of RMB180 million, RMB41 million and RMB31 million (US$5 million) was recognized in relation to the financial support provided to JD Digits by us. Based on a series of agreements signed on January 1, 2016, JD Digits will perform the credit risk assessment services and earn fees for providing such services, and JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing to absorb the risks. In connection with the agreements, the total amount of over-due
receivables related to the consumer financing transferred from us to JD Digits were RMB242 million, RMB189 million and RMB493 million (US$76 million) for the years ended December 31, 2018, 2019 and 2020, respectively.
We also transferred certain financial assets to JD Digits with or without recourse at fair value. The amount of accounts receivables transferred with recourse in 2018, 2019 and 2020 were RMB1,388 million, nil and nil and were not derecognized, while the amount of accounts receivables transferred without recourse in 2018, 2019 and 2020 were RMB9,854 million, RMB24,586 million and RMB33,406 million (US$5,120 million), respectively, and were derecognized.
As of December 31, 2020, we had a total amount of RMB4,066 million (US$623 million) due from JD Digits.
Transactions with Our Equity Investees and Other Related Parties
Traffic Support, Marketing and Promotion Services Provided to Bitauto and its subsidiaries, or Bitauto Group
. Bitauto Group was an equity investee of us until November 2020. In February 2015, we invested a combination of US$400 million in cash and certain resources valued at US$497 million as consideration for the newly issued ordinary shares of Bitauto. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Bitauto which had a fair value of US$497 million were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from April 2015. In 2018, 2019 and 2020, net service revenues in the amount of RMB609 million, RMB607 million and RMB165 million (US$25 million) had been recognized, respectively. In June 2016, we subscribed for 2,471,577 of newly issued ordinary shares from Bitauto for a consideration of US$50 million. As we no longer had significant influence on Bitauto Group and we were no longer the major vendor of Bitauto Group since the fourth quarter of 2020, Bitauto Group was not considered our related party.

Traffic Support, Marketing and Promotion Services Provided to Tuniu and its subsidiaries, or Tuniu Group
. Tuniu Group was an equity investee of us until November 2020. In May 2015, we invested in Tuniu with a combination of US$250 million in cash and certain resources valued at US$108 million as consideration for the newly issued ordinary shares of Tuniu. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Tuniu which had a fair value of US$108 million were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from August 2015. In 2018, 2019 and 2020, net service revenues in the amount of RMB132 million, RMB132 million and RMB83 million (US$13 million) had been recognized, respectively. As we no longer had significant influence on Tuniu Group and we were no longer the major vendor of Tuniu Group since the fourth quarter of 2020, Tuniu Group was not considered our related party.
Business Transaction and
Non-compete
Obligation with Dada Group
. Dada Group is an equity investee of us. In April 2016, we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada Group. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Dada Group which had a fair value of approximately US$67 million were recorded as deferred revenues and would be recognized as net service revenues, and the non-compete
obligation with Dada Group which had a fair value of approximately US$83 million were recorded as other liabilities and would be recognized as other income over a period of seven years on a straight line basis starting from May 2016. In 2018, 2019 and 2020, other income in the amount of RMB79 million, RMB82 million and RMB82 million (US$13 million) had been recognized, respectively. As of December 31, 2020, we had a total amount of RMB145 million (US$22 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group and a total amount of RMB181 million (US$28 million) other liabilities in relation to non-compete
obligation with Dada Group. In 2018, 2019 and 2020, we provided services and sold goods to Dada Group in a total amount of RMB122 million, RMB133 million and RMB179 million (US$28 million), respectively, and in the same periods, we also received services from Dada Group in a total amount of RMB939 million, RMB1,565 million and RMB2,200 million (US$337 million), respectively. As of December 31, 2020, we had a total amount of RMB498 million (US$76 million) due to Dada Group. In June 2020, the ADSs of Dada Group commenced trading on the Nasdaq Global Select Market under the symbol “DADA,” and, as of December 31, 2020, we had invested US$973 million to acquire its ADSs. As of December 31, 2020, we owned approximately 46% issued and outstanding shares of Dada Group.
On March 22, 2021, we, through a subsidiary, entered into a share purchase agreement with Dada Group, under which we have agreed to invest a total of US$800 million in newly issued ordinary shares of Dada Group, at a per share purchase price equal to the closing trading price of Dada Group’s ordinary shares on the Nasdaq Global Select Market, on March 19, 2021, the last trading day prior to the date of the share purchase agreement. Following the transaction, we will hold, taking into account our existing holding, approximately 51% of Dada Group’s issued and outstanding shares. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings. Upon the closing of the transaction, we expect to consolidate the financial results of Dada Group into our consolidated financial statements.
Business Transactions with Core Funds.
JD Property, our infrastructure asset management and integrated service platform, owns, develops and manages our logistics facilities and other real estate properties to support JD Logistics and third parties. In February 2019, January 2020 and December 2020, we entered into definitive agreements with Core Funds and Development Fund I, as applicable, pursuant to which we sold certain of our completed and uncompleted logistics facilities
.
For the logistics facilities under Core Funds and Development Fund I that met the closing conditions, we recorded a disposal gain of RMB3.8 billion and RMB1.6 billion (US$0.3 billion) in 2019 and 2020, respectively. We will derecognize the remaining logistics facilities upon satisfaction of the hand-over condition. In addition, subsequent to the disposition, we have leased back the completed facilities from Core Funds for operational purposes, and JD Property has started serving as the asset manager managing Core Funds’ assets. We will also lease back some of the facilities that sale to Development Fund I for operational purposes when such facility has been completed. See also “Item 4. Information on the Company––A. History and Development of the Company—Our Strategic Cooperations and Other Developments ––JD Property.” We received lease and property management services from Core Funds in a total amount of RMB476 million and RMB838 million (US$128 million) in 2019 and 2020, respectively. Interest income in the amount of RMB75 million and RMB49 million (US$7 million) were recognized in 2019 and 2020, respectively, in connection with our financial support provided to Core Funds. As of December 31, 2020, we had an amount of RMB1,660 million (US$254 million) due from Core Funds.

Business Transactions with AiHuiShou and its subsidiaries, or AiHuiShou Group.
AiHuiShou Group is an equity investee of us. In June 2019, we completed an investment of approximately RMB3.38 billion in AiHuiShou, an online second-hand consumer electronics trading platform. In connection with this investment, we merged our Paipai Secondhand business with and into AiHuiShou with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of AiHuiShou. In September and December 2020, we completed further investment in existing and newly issued preferred shares of AiHuiShou for a cash consideration of RMB401 million. Upon the completion of the transaction, the traffic support, marketing and promotion services to be provided to AiHuiShou Group were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from June 2019. As of December 31, 2020, we had a total amount of RMB1,468 million (US$225 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to AiHuiShou Group. In 2018, 2019 and 2020, we provided services and sold goods to AiHuiShou Group in a total amount of RMB9 million, RMB349 million and RMB664 million (US$102 million), respectively. In 2018, 2019 and 2020, we also received services from AiHuiShou Group in a total amount of nil, RMB10 million and RMB32 million (US$5 million), respectively. As of December 31, 2020, we had an amount of RMB5 million (US$0.8 million) due to AiHuiShou Group.
Our transactions with equity investees other than those discussed above were insignificant, individually or in the aggregate, in each of the past three fiscal years.
Our revenues from related parties, excluding those from the major related parties as described above, represented approximately 0.06%, 0.13% and 0.12% of total net revenues of our company for the years ended December 31, 2018, 2019 and 2020, respectively.
Transactions with related parties included in operating expenses, excluding those with the major related parties as described above, represented 0.14%, 0.20% and 0.28% of total operating expenses of our company for the years ended December 31, 2018, 2019 and 2020, respectively.
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

As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes, including being named as a co-defendant
in lawsuits filed against our suppliers by third parties. For example, in July 2019, Shanghai Gopher Asset Management Co., Ltd., or Gopher, filed a lawsuit in a court in Shanghai, requesting the court to enforce the fulfillment of payment obligations by Jingdong Century, one of our subsidiaries, to Gopher under certain accounts receivable assignment confirmation letters allegedly signed by Jingdong Century. Gopher alleges that (i) Jingdong Century was a party to certain purchase agreements with its two suppliers, Guangdong Chengxing Holding Group Co., Ltd., or Guangdong Chengxing, and Guangdong Zhongcheng Industry Holding Co., Ltd., or Guangdong Zhongcheng, and has payment obligations to these two suppliers under these agreements; and (ii) Jingdong Century confirmed and agreed to certain accounts receivable assignment confirmation letters (by affixing its seal to the letter) delivered by Gopher and the two suppliers when the two suppliers assigned their rights under the purchase agreements to Gopher. Gopher seeks to claim approximately RMB4.95 billion of uncollected accounts receivable and damages due to late payments as well as litigation related expenses. In addition, in August 2019, Noah (Shanghai) Financial Leasing Co., Ltd., or Noah, filed a lawsuit in a court in Shanghai, requesting the court to enforce the fulfillment of payment obligations by Jingdong Century to Noah under certain accounts receivable assignment confirmation letters allegedly signed by Jingdong Century. Noah alleges that (i) Jingdong Century was a party to certain purchase agreements with Guangdong Chengxing and Guangdong Zhongcheng and has payment obligations to these two suppliers under these agreements; and (ii) Jingdong Century confirmed and agreed to certain accounts receivable assignment confirmation letters (by affixing its seal to the letter) delivered by Noah and the two vendors when the two vendors assigned their rights under the purchase agreements to Noah. Noah sought uncollected accounts receivable of approximately RMB71.1 million in aggregate, plus damages due to late payments as well as litigation related expenses. These two lawsuits relate to similar subject matters. Jingdong Century has not confirmed the accounts receivable assignment confirmation letters as alleged by the plaintiffs. In addition, Jingdong Century’s corporate seal that was allegedly affixed to the purchase agreements and accounts receivable assignment confirmation letters as claimed in these two cases is inconsistent with the corporate seal of Jingdong Century filed with the competent PRC government authority. We believe these lawsuits are without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the timing or ultimate resolution of these lawsuits and the other legal proceedings in which we are involved. See “Item 3 D.—Risk Factors—We may be subject to legal, regulatory and/or administrative proceedings.”
Dividend Policy
Our board of directors has complete discretion on whether to distribute dividends subject to our current memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
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
Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.”

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs have been listed on Nasdaq since May 22, 2014 under the symbol “JD.”
Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10.	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.
The following are summaries of material provisions of our current memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in May 2014, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects
Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands, or at such other location within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.
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
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any transfer of Class B ordinary shares or the voting power attached to Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our current memorandum and articles of association) of such holder, or (ii) the transfer of a majority of the issued and outstanding voting securities or the voting power attached to such voting securities or the sale of all or substantially all of the assets of a holder of Class B ordinary shares that is an entity to any person or entity that is not an Affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. All Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares when Mr. Richard Qiangdong Liu ceases to be a director and the chief executive officer of our company, or in some other specified situations.
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
Voting Rights
. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our current memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes of the outstanding voting shares in our company present in person or by proxy.
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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution. A special resolution requires the affirmative vote of no less than two-thirds
of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our current memorandum and articles of association. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our current memorandum and articles of association.
Under our current memorandum and articles of association, so long as the total issued and outstanding Class B ordinary shares constitute a majority of our aggregate voting rights and a majority of the total issued and outstanding Class A ordinary shares are held by the persons (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) that were our shareholders immediately prior to the completion of our initial public offering, any amendments to our current memorandum and articles of association and certain related party transactions between Mr. Richard Qiangdong Liu or any of his immediate family members or Affiliates, on one hand, and us on the other hand, require approval by both (i) holders of a majority of the total issued and outstanding Class A ordinary shares (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) and (ii) holders of a majority of our aggregate voting rights.
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
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our current memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may only be materially adversely varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Anti-Takeover Provisions
. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
General Meetings of Shareholders and Shareholder Proposals
. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.
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
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association allow one or more of our shareholders holding shares representing in aggregate not less than one-third
of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Limitations on the Right to Own Shares
. There are no limitations on the right to own our shares.
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
Directors’ Power to Issue Shares
. Our current memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our current memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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
Exempted Company.
We are an exempted company with limited liability under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Register of Members
. Under the Companies Act, we must keep a register of members and there should be entered therein:

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
Proposed Amendments to Our Articles of Association
On June 1, 2020, we made an undertaking to the Hong Kong Stock Exchange, pursuant to which we undertake to put forth resolutions in relation to the amendment of certain provisions of our current articles of association, or the Articles, to our shareholders at or before our next annual general meeting which is expected to be convened around mid-2021,
such that:

•	we shall hold an annual general meeting every year;

•	we shall give our members 14 days’ written notice for general meetings of our company;

•	the minimum stake required to convene a general meeting and add resolutions to a meeting agenda will not be higher than 10% of the issued and outstanding shares of our company; and

•	the quorum for a general meeting of our company will be lowered from the current one-third of the aggregate voting power of our company to 10% of the aggregate voting power of our company.
In addition, we will be proposing to put forth another resolution at or before the next general meeting to amend the Articles, so that the quorum necessary for the transaction of the business of the directors shall be a majority of the members of the board of directors.
On June 1, 2020, an irrevocable deed of undertaking was made to the board of directors of our company by Max Smart Limited, a company wholly owned by our chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director. Max Smart Limited irrevocably confirms, warrants and undertakes to vote all of the ordinary shares of our company then held or controlled by it at the time of the general meeting in favor of those proposed amendments to the Articles described above, and will upon request execute a proxy form in favor of Mr. Richard Qiangdong Liu, as the chairman of our company, to vote all such ordinary shares accordingly.

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
The following is a general summary of certain Cayman Islands, PRC, Hong Kong S.A.R. and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, Hong Kong S.A.R. and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.
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
People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the STA issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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
Provided that our Cayman Islands holding company, JD.com, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. STA Circular 7 further clarifies that, if a non-resident
enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. In addition, STA Public Notice 37 provided certain key changes to the previous withholding regime, such as (i) the withholding obligation for a non-resident
enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends,
(ii) non-resident
enterprises are not obligated to report tax to relevant authorities if their withholding agents fail to perform the withholding obligation is removed. However, there is uncertainty as to the application of STA Public Notice 37 and STA Circular 7, we and our
non-PRC
resident investors may be at risk of being required to file a return and being taxed under STA Public Notice 37 and STA Circular 7 and we may be required to expend valuable resources to comply with STA Public Notice 37 and STA Circular 7 or to establish that we should not be taxed under STA Public Notice 37 and STA Circular 7. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”
Hong Kong Taxation
Our subsidiaries incorporated in Hong Kong are subject to a
two-tiered
income tax rate for taxable income generated from operations in Hong Kong, effective on April 1, 2018. The first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.
Our principal register of members is maintained by our principal share registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Class A ordinary shares registered on our Hong Kong Share Register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).
To facilitate
ADS-ordinary
share conversion and trading between Nasdaq and the Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs and Class A Ordinary Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”
United States Federal Income Tax Considerations
The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form
20-F
and on U.S. Treasury regulations in effect as of the date of this annual report on Form
20-F,
as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market
treatment, partnerships and their partners,
tax-exempt
entities (including private foundations), investors who are not U.S. Holders, U.S. expatriates, investors liable for the alternative minimum tax, investors who acquired their ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors subject to the 3.8% Medicare tax on their net investment income, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.
In addition, this discussion does not address any state, local or non-United
States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and
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
In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2020 and in future taxable years.
Subject to the foregoing uncertainties, based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2020 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
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
income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the Nasdaq Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we believe that we would be eligible for the benefits under the Treaty and that we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.
For United States foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
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
U.S. Holder who has held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit purposes, which will generally limit the availability to claim foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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
As of December 31, 2020, we had
RMB-denominated
cash and cash equivalents, restricted cash and short-term investments of RMB59.2 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$12.9 billion. Assuming we had converted RMB59.2 billion into U.S. dollars at the exchange rate of RMB 6.5250 for US$1.00 as of December 31, 2020, our U.S. dollar cash balance would have been US$21.9 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$21.0 billion instead. Assuming we had converted US$12.9 billion into RMB at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our RMB cash balance would have been RMB143.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB152.6 billion instead.
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Our ADSs are traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. Dollars.
ADSs may be held either:

•
directly, by having a certificated ADS, or an ADR, registered in the holder’s name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or

•	indirectly, through the holder’s broker or other financial institution.
The depositary for our ADSs is Deutsche Bank Trust Company Americas, whose office is located at 60 Wall Street, New York, New York 10005, United States of America.

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

Fees and Other Payments Made by the Depositary to Us
Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2020, we were entitled to receive approximately US$8.4 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.
Conversion between Class A Ordinary Shares and ADSs
Dealings and Settlement of Class A Ordinary Shares in Hong Kong
Our Class A ordinary shares trade on the Hong Kong Stock Exchange in board lots of 50 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.
The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	Securities and Futures Commission of Hong Kong, or SFC, transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•
brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•
the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Class A ordinary shares in his or her stock account or in his or her designated Central Clearing and Settlement System participant’s stock account maintained with the Central Clearing and Settlement System, or CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.
Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs
In connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members will continue to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited, or Maples.

All Class A ordinary shares offered in connection with our listing in Hong Kong are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong Share Register will be able to convert these ordinary shares into ADSs, and vice versa.
In connection with our listing in Hong Kong, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between Nasdaq and the Hong Kong Stock Exchange, we moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Converting Class A Ordinary Shares Trading in Hong Kong into ADSs
An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, Hong Kong, or the custodian, in exchange for ADSs.
A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•
If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.
Converting ADSs to Class A Ordinary Shares Trading in Hong Kong
An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.
An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.
For investors holding ADSs directly (not holding through brokers), the following steps must be taken:

•
To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

•
Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•
If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.
Depositary Requirements
Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, presentation of transfer documents.
The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong Share Registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. We completed the acquisitions of Jiangsu Five Star, Kuayue Express, and other businesses (collectively, the “Excluded Acquisitions”) during the year ended December 31, 2020. As permitted by securities rules and regulations, we have excluded the Excluded Acquisitions from our evaluation of internal control over financial reporting as of December 31, 2020. Overall, the Excluded Acquisitions constituted less than 3.5% and 2.0%, respectively, of total assets and total net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-4 of this annual report on Form
20-F.

Changes in Internal Control over Financial Reporting
Other than the addition of operations of the Excluded Acquisitions to our internal control over financial reporting, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2019 (5)		2020
Audit fees (1)	US$	2,450,000	US$	2,880,000
Audit-related fees (2)	US$	366,605	US$	4,922,594
Tax fees (3)	US$	137,047	US$	475,053
All other fees (4)	US$	—	US$	503,442

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)
“Audit-related fees” means fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services to the company, including its consolidated subsidiaries.

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

As of April 16, 2021, we had repurchased a total of approximately 8.8 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us from March 17, 2020 to April 16, 2021. All shares were repurchased in the open market pursuant to the share repurchase program announced on March 17, 2020.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 17, 2020 — March 31, 2020	1,191,370	37.04	1,191,370	1,955,868,397
March 1, 2021 — March 31, 2021	7,583,810	82.52	7,583,810	1,330,029,654

Total	8,775,180	76.35	8,775,180	1,330,029,654

Item 16F.	Change in Registrant’s Certifying Accountant
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
The reports of PwC on our consolidated financial statements for the fiscal year ended December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
During the fiscal year ended December 31, 2018 and the subsequent interim period through June 22, 2019, there have been no (i) disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form
20-F.
We have provided PwC with a copy of the disclosures here under this Item 16F and required under Item 16F of Form
20-F
and requested from PwC a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of PwC’s letter dated December 3, 2019 is attached as Exhibit 16.1.
During the fiscal year ended December 31 2018 and the subsequent interim period through June 22, 2019, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form
20-F,
or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form
20-F.

Item 16G.	Corporate Governance
As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2020. We undertake we will (i) hold annual general meeting every year after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange and (ii) put forth a resolution at or before our next annual general meeting to be held after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange to revise our articles of association to comply with Rule 19C.07(4) of the Hong Kong Listing Rules. See “Item 10.B. Memorandum and Articles of Association — Proposed Amendments to Our Articles of Association.”

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.
However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of JD.com, Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.3	Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

2.4	Indenture, dated as of April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

2.5	First Supplemental Indenture, dated April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on April 29, 2016)

2.6	Form of US$500,000,000 3.125% Notes Due 2021 (included in Exhibit 2.5)

2.7	Form of US$500,000,000 3.875% Notes Due 2026 (included in Exhibit 2.5)

2.8	Second Supplemental Indenture, dated January 14, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on January 14, 2020)

2.9	Form of US$700,000,000 3.375% Notes due 2030 (included in Exhibit 2.8)

2.10	Form of US$300,000,000 4.125% Notes due 2050 (included in Exhibit 2.8)

2.11	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.12	Description of Class A Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.13	Description of the Registrant’s US$500,000,000 3.125% Notes Due 2021 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File
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

4.4*
English translation of the Second Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 24, 2020

4.5*
English translation of the Second Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 24, 2020

4.6*	English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 24, 2020

4.7	English translation of the Second Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd., dated June 15, 2016 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 14, 2019)

Exhibit Number	Description of Document

4.8	English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.9	English translation of the Amended and Restated Business Cooperation Agreement between Beijing Jingdong Century Trade Co., Ltd., Shanghai Shengdayuan Information Technology Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.10*
English translation of the Second Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 24, 2020

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

4.19*
English translation of the Business Cooperation Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. and Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021

•  Schedule A of this exhibit includes information about the business cooperation agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.20*
English translation of the Exclusive Option Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021

•  Schedule A of this exhibit includes information about the exclusive option agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.21*
English translation of the Loan Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021

•  Schedule A of this exhibit includes information about the loan agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.22*
English translation of the Shareholders’ Rights Entrustment Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021

•  Schedule A of this exhibit includes information about the shareholders’ rights entrustment agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.23*
English translation of the Power of Attorney by the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021

•  Schedule A of this exhibit includes information about the power of attorney substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.24*
English translation of the Share Pledge Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021

•  Schedule A of this exhibit includes information about the share pledge agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.25*
English translation of the Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated August 25, 2016

•  Schedule A of this exhibit includes information about the equity pledge agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.26*
English translation of the Power of Attorney by the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated August 25, 2016

•  Schedule A of this exhibit includes information about the power of attorney substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

Exhibit Number	Description of Document

4.27*
English translation of the Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jiasheng Investment Management Co., Ltd. dated December 5, 2014

•  Schedule A of this exhibit includes information about the exclusive technology consulting and service agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.28*
English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated August 25, 2016

•  Schedule A of this exhibit includes information about the business operations agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.29*
English translation of the Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated August 25, 2016

•  Schedule A of this exhibit includes information about the exclusive purchase option agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.30*
English translation of the Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated August 25, 2016

•  Schedule A of this exhibit includes information about the loan agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.31	Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.32	Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018)

4.33	English summary of Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among Dalian Wanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.34	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.35	US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.36	Investor Rights Agreement, by and between the Registrant and Google LLC, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.37	Subscription Agreement, by and between the Registrant and Google LLC, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.38	Subscription Agreement relating to the offering of limited partnership interests in JD Logistics Properties Core Fund, L.P. (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.39†	Share Purchase Agreement, by and between Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, as sellers, and JD Star Development X (HK) Limited, as purchaser, dated as of February 27, 2019 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

Exhibit Number	Description of Document

4.40	Share Subscription Agreement, dated May 10, 2019, by and between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 9 to Form Schedule 13D/A filed by Tencent Holdings Limited with the Securities and Exchange Commission on May 15, 2019)

4.41	English Translation of Strategic Cooperation Agreement, dated as of May 10, 2019, among Shenzhen Tencent Computer Systems Co., Ltd., JD.com, Inc. and Chongqing Jingdong Haijia E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-3 (File No.: 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

4.42	Undertaking by the Registrant to the Hong Kong Stock Exchange, dated June 1, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-3 to the registration statement on Form F-3 (File No.: 333-238952) filed by the Registrant with the Securities and Exchange Commission on June 5, 2020)

4.43	Irrevocable Deed of Undertaking by Max Smart Limited, dated June 1, 2020 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-3 to the registration statement on Form F-3 (File No.: 333-238952) filed by the Registrant with the Securities and Exchange Commission on June 5, 2020)

4.44*
Share Subscription Agreement., dated as of June 25, 2020, by and between Jingdong Digits Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd., a subsidiary of the Registrant

4.45*	Amended and Restated Agreement, dated as of November 9, 2020, between the Registrant and Jingdong Digits Technology Holding Co., Ltd. regarding certain non-compete arrangements

4.46*	Investment Agreement, dated as of June 25, 2020, among the Registrant, Jingdong Digits Technology Holding Co., Ltd. and other parties named therein

4.47*	Share Subscription Agreement, dated as of Mach 31, 2021, between Jingdong Digits Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd.

4.48*	Asset Purchase Agreement, dated as of March 31, 2021, between Jingdong Digits Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd.

4.49	Share Subscription Agreement, dated March 22, 2021, between Dada Nexus Limited and JD Sunflower Investment Limited (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by Dada Nexus Limited with the Securities and Exchange Commission on March 31, 2021)

4.50*	English Summary of Equity Transfer and Capital Increase Agreement, dated August 12, 2020, among Kuayue Express Group Co., Ltd., Suqian JD Bohai Enterprise Management Co., Ltd. and other parties named thereto.

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of Shihui Partners

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding the opinion in Exhibit 99.1

16.1	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated December 3, 2019 (incorporated herein by reference to Exhibit 16.1 to the registration statement on Form F-3 to the registration statement on Form F-3 (File No.: 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

99.1*	Consolidated Financial Statements of Dada Nexus Limited as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*          Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Richard Qiangdong Liu
Name:	Richard Qiangdong Liu
Title:	Chairman and Chief Executive Officer
Date: April 16, 2021

JD.com, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2021 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company adopted the new lease accounting standard, ASC Topic 842,
Leases
, on January 1, 2019.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories, net – estimated net realizable value – Refer to Notes 2.l and 10 to the financial statements
Critical Audit Matter Description
As of December 31, 2020, the Company’s net balance of inventories was RMB58,933 million, which represented approximately 14% of the total assets. As disclosed in Note 2.l to the consolidated financial statements, the Company records valuation allowance for slow-moving and damaged goods to adjust the cost of such inventories to their estimated net realizable value. The estimate requires management to make significant assumptions regarding various factors such as impact of inventory aging, historical and forecasted consumer demand, as well as market conditions that impact pricing.
We identified the estimate of net realizable value of inventories as a critical audit matter because of the significant judgments involved by management to evaluate the impact of the interaction among the various input factors in order to determine the amounts of estimated net realizable value of the inventories. This required a high degree of auditor judgement and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimation of the net realizable value.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimated net realizable value of inventories included the following, among others:

•
We tested the effectiveness of the controls over the estimated net realizable value of inventories, including the review of historical and forecasted consumer demand and the calculation of inventory valuation allowance;

•	We evaluated the reasonableness of the valuation methodologies and assumptions applied by management to determine slow-moving and damaged inventories;

•
We tested the accuracy and completeness of the underlying data that served as the basis for the calculation of inventory valuation allowance, and the mathematical accuracy of management’s calculation of inventory valuation allowance;

•
We performed inquiries with appropriate finance and operations personnel, and reviewed the actual sales subsequent to December 31, 2020 to corroborate management’s quantitative and qualitative judgments applied over the indicators of slow-moving and damaged inventories, and to evaluate the reasonableness of management’s estimate of the impact of interaction among various factors;

•
We performed retrospective reviews by comparing subsequent actual inventory write-downs with historical estimates to evaluate management’s ability to perform reasonable estimate of inventory valuation allowance.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 16, 2021
We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated April 16, 2021 expressed an unqualified opinion on those financial statements. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment of the internal control over financial reporting at Jiangsu Five Star Appliance Co., Ltd., Kuayue-Express Group Co., Ltd., and other businesses (collectively, the “Excluded Acquisitions”) acquired during the year ended December 31, 2020, whose financial statements constituted less than 3.5% and 2.0%, respectively, of total assets and total net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2020. Accordingly, our audit did not include the internal control over financial reporting of the Excluded Acquisitions.
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
April 16, 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the consolidated
statements of operations and comprehensive income/(loss), of changes in shareholders’ equity and of cash flows of JD.com, Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2018, including the related notes
(collectively referred to as the “consolidated
financial statements”). In our opinion, the consolidated
financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated
financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 15, 2019
We served as the Company’s auditor from 2010 to 2019.

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2019	2020
		RMB’000	RMB’000	US$’000 Note 2(g)
ASSETS
Current assets
Cash and cash equivalents	5	36,971,420	86,084,857	13,193,082
Restricted cash	4, 5	2,940,859	4,434,448	679,609
Short-term investments	5	24,602,777	60,577,110	9,283,848
Accounts receivable, net	9	6,190,588	7,111,947	1,089,954
Advance to suppliers		593,130	3,767,933	577,461
Inventories, net	10	57,932,156	58,932,519	9,031,804
Loan receivables, net	2(m)	1,551,459	683,258	104,714
Prepayments and other current assets		4,078,102	6,393,332	979,821
Amount due from related parties	31	4,234,067	6,667,262	1,021,803
Assets held for sale	19	—	148,592	22,773

Total current assets		139,094,558	234,801,258	35,984,869
Non-current assets
Property, equipment and software, net	11	20,654,071	22,596,570	3,463,076
Construction in progress	2(o)	5,806,308	7,906,406	1,211,710
Intangible assets, net	13	4,110,034	6,462,888	990,481
Land use rights, net	12	10,891,742	11,124,913	1,704,968
Operating lease right-of-use assets	18	8,643,597	15,484,082	2,373,039
Goodwill	14	6,643,669	10,904,409	1,671,174
Investment in equity investees	8	35,575,807	58,501,329	8,965,721
Investment securities	5	21,417,104	39,085,150	5,990,061
Deferred tax assets	22	80,556	532,746	81,647
Other non-current assets		6,806,258	13,315,844	2,040,740
Amount due from related parties	31	—	242,527	37,169
Assets held for sale	19	—	1,329,672	203,781

Total non-current assets		120,629,146	187,486,536	28,733,567

Total assets		259,723,704	422,287,794	64,718,436

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2019	2020
		RMB’000	RMB’000	US$’000 Note 2(g)
LIABILITIES
Current liabilities
(including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB14,399,069,000 and RMB22,032,147,000 as of December 31, 2019 and 2020, respectively. Note 1)

Accounts payable	15	90,428,382	106,818,425	16,370,640
Advance from customers		16,078,619	20,998,001	3,218,084
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB796,193,000 and RMB491,869,000 as of December 31, 2019 and 2020, respectively)		3,326,594	3,417,313	523,726
Taxes payable		2,015,788	3,029,416	464,278
Amount due to related parties	31	317,978	585,324	89,705
Accrued expenses and other current liabilities	16	24,656,180	30,034,571	4,602,999
Operating lease liabilities	18	3,193,480	5,513,534	844,986
Unsecured senior notes	17	—	3,259,882	499,599
Liabilities held for sale	19	—	360,196	55,202

Total current liabilities		140,017,021	174,016,662	26,669,219
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB1,747,020,000 and RMB1,121,280,000 as of December 31, 2019 and 2020, respectively)		1,942,635	1,617,844	247,945
Unsecured senior notes	17	6,912,492	9,594,556	1,470,430
Deferred tax liabilities	22	1,338,988	1,921,831	294,533
Long-term borrowings	34	3,139,290	2,936,205	449,993
Operating lease liabilities	18	5,523,164	10,249,957	1,570,875
Other non-current liabilities		225,883	331,623	50,823

Total non-current liabilities		19,082,452	26,652,016	4,084,599

Total liabilities		159,099,473	200,668,678	30,753,818

Commitments and contingencies	35
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	23	15,964,384	17,133,208	2,625,779
SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,520,271,138 Class A ordinary shares issued and 2,480,575,334 outstanding, 453,672,011 Class B ordinary shares issued and 443,739,929 outstanding as of December 31, 2019; 2,685,542,982 Class A ordinary shares issued and 2,667,590,268 outstanding, 444,250,851 Class B ordinary shares issued and 435,908,771 outstanding as of December 31, 2020.)	26	381	404	62
Additional paid-in capital		90,676,122	153,357,473	23,503,061
Statutory reserves	2(oo)	1,459,165	1,533,276	234,985
Treasury stock		(2,530,166)	(1,218,223)	(186,701)
Retained earnings/(accumulated deficit)		(11,912,679)	37,418,433	5,734,628
Accumulated other comprehensive income/(loss)	28	4,163,147	(3,548,068)	(543,765)

Total JD.com, Inc. shareholders’ equity		81,855,970	187,543,295	28,742,270
Non-controlling interests	2(d)	2,803,877	16,942,613	2,596,569

Total shareholders’ equity		84,659,847	204,485,908	31,338,839

Total liabilities, mezzanine equity and shareholders’ equity		259,723,704	422,287,794	64,718,436

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

		For the year ended December 31,
	Notes	2018	2019	2020
		RMB’000	RMB’000	RMB’000	US$’000 Note 2(g)
Net revenues
Net product revenues	2(z)	416,108,746	510,733,967	651,879,240	99,904,864
Net service revenues	2(z)	45,911,013	66,154,517	93,922,646	14,394,276

Total net revenues		462,019,759	576,888,484	745,801,886	114,299,140

Cost of revenues		(396,066,126)	(492,467,391)	(636,693,551)	(97,577,556)
Fulfillment		(32,009,658)	(36,968,041)	(48,700,211)	(7,463,634)
Marketing		(19,236,740)	(22,234,045)	(27,155,972)	(4,161,835)
Research and development		(12,144,383)	(14,618,677)	(16,148,948)	(2,474,935)
General and administrative		(5,159,666)	(5,490,159)	(6,409,131)	(982,242)
Impairment of goodwill and intangible assets		(22,317)	—	—	—
Gain on sale of development properties	19	—	3,884,709	1,648,747	252,682

Income/(loss) from operations		(2,619,131)	8,994,880	12,342,820	1,891,620

Other income/(expense)
Share of results of equity investees	8	(1,113,105)	(1,738,219)	4,291,453	657,694
Interest income	20	2,117,921	1,785,572	2,753,360	421,971
Interest expense	20	(854,538)	(725,010)	(1,125,181)	(172,442)
Others, net	21	95,175	5,375,309	32,556,439	4,989,493

Income/(loss) before tax		(2,373,678)	13,692,532	50,818,891	7,788,336
Income tax expenses	22	(426,872)	(1,802,440)	(1,481,645)	(227,072)

Net income/(loss)		(2,800,550)	11,890,092	49,337,246	7,561,264

Net loss attributable to non-controlling interests shareholders		(311,409)	(297,163)	(74,618)	(11,436)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders		2,492	3,100	6,641	1,018

Net income/(loss) attributable to ordinary shareholders		(2,491,633)	12,184,155	49,405,223	7,571,682

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

		For the year ended December 31,
	Notes	2018	2019	2020
		RMB’000	RMB’000	RMB’000	US$’000 Note 2(g)
Net income/(loss)		(2,800,550)	11,890,092	49,337,246	7,561,264
Other comprehensive income/(loss):	28
Foreign currency translation adjustments		2,696,784	793,671	(7,954,841)	(1,219,133)
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains, net of tax		237,585	312,723	705,279	108,089
Reclassification adjustment for gains recorded in net income, net of tax		(260,712)	(258,537)	(760,081)	(116,488)

Net unrealized gains/(losses) on available-for-sale securities		(23,127)	54,186	(54,802)	(8,399)

Total other comprehensive income/(loss)		2,673,657	847,857	(8,009,643)	(1,227,532)

Total comprehensive income/(loss)		(126,893)	12,737,949	41,327,603	6,333,732
Total comprehensive loss attributable to non-controlling interests shareholders		(311,409)	(253,357)	(373,046)	(57,172)
Total comprehensive income attributable to mezzanine equity classified as non-controlling interests shareholders		2,492	3,100	6,641	1,018

Total comprehensive income attributable to ordinary shareholders		182,024	12,988,206	41,694,008	6,389,886

		For the year ended December 31,
		2018	2019	2020
		RMB	RMB	RMB	US$
					Note 2(g)
Net income/( loss ) per share	30
Basic
Net income/(loss) per share		(0.87)	4.18	16.35	2.51
Diluted
Net income/(loss) per share		(0.87)	4.11	15.84	2.43
Weighted average number of shares
Basic		2,877,902,678	2,912,637,241	3,021,808,985	3,021,808,985
Diluted		2,877,902,678	2,967,321,803	3,109,024,030	3,109,024,030
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
				Note 2(g)
Cash flows from operating activities:
Net income/(loss)	(2,800,550)	11,890,092	49,337,246	7,561,264
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	5,560,034	5,828,055	6,067,654	929,909
Share-based compensation	3,659,989	3,694,955	4,155,933	636,926
(Gains)/losses from disposal of property, equipment and software	(11,166)	65,492	67,545	10,352
Gain from extinguishment of debt	—	—	(11,101)	(1,701)
Deferred income tax	(10,454)	533,117	(718,927)	(110,180)
Amortization of discounts and issuance costs of the unsecured senior notes	13,649	14,812	19,255	2,951
Allowance for doubtful accounts	170,456	423,748	352,803	54,070
Impairment of goodwill and intangible assets	22,317	—	—	—
Impairment of investments	593,138	1,954,031	207,571	31,812
Fair value change of long-term investments	1,512,979	(3,495,709)	(29,482,650)	(4,518,414)
Gain from business and investment disposals	(1,320,266)	(1,199,407)	(278,747)	(42,720)
Gain on sale of development properties	—	(3,884,709)	(1,648,747)	(252,682)
Share of results of equity investees	1,113,105	1,738,219	(4,291,453)	(657,694)
Foreign exchange (gains)/losses	192,491	(124,070)	89,992	13,792
Changes in operating assets and liabilities:
Accounts receivable	4,162,592	3,723,398	(412,132)	(63,162)
Advance to suppliers	(75,370)	(127,812)	(2,299,810)	(352,461)
Inventories	(2,342,058)	(13,915,610)	799,356	122,507
Prepayments and other current assets	(945,183)	275,714	(259,551)	(39,778)
Amount due from related parties	1,769,930	(1,500,728)	582,846	89,325
Operating lease right-of-use assets	—	(1,407,345)	(2,922,000)	(447,816)
Other non-current assets	44,990	(408,937)	(870,857)	(133,465)
Accounts payable	5,466,698	10,391,341	11,094,782	1,700,350
Advance from customers	(745,854)	3,061,018	4,051,957	620,990
Deferred revenues	(603,464)	454,780	(235,231)	(36,051)
Taxes payable	166,120	722,781	849,043	130,122
Amount due to related parties	128,909	134,713	282,345	43,271
Accrued expenses and other current liabilities	5,158,390	4,417,646	4,783,792	733,144
Operating lease liabilities	—	1,521,635	3,233,403	495,541

Net cash provided by operating activities	20,881,422	24,781,220	42,544,317	6,520,202

The accompanying notes are an integral part of these consolidated financial statements
.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
				Note 2(g)
Cash flows from investing activities:
Purchase of short-term investments	(2,518,000)	(24,501,345)	(60,746,562)	(9,309,818)
Maturity of short-term investments	9,053,087	2,018,324	25,148,440	3,854,167
Purchases of long-term time deposits	—	—	(5,000,000)	(766,284)
Purchases of investment securities	(4,562,283)	(770,818)	(1,121,545)	(171,884)
Cash received from disposal of investment securities	317,975	1,009,088	9,138,962	1,400,607
Prepayments and investments in equity investees	(17,398,204)	(10,508,432)	(16,938,995)	(2,596,015)
Cash received from disposal of equity investment	1,606,338	3,606,308	1,092,009	167,358
Cash paid for loan originations	(36,432,214)	(43,560,458)	(60,304,123)	(9,242,011)
Cash received from loan repayments	38,984,140	44,592,432	60,879,128	9,330,135
Purchase of property, equipment and software	(9,743,453)	(2,597,069)	(3,370,165)	(516,500)
Purchase of intangible assets	(130,797)	(41,449)	(19,361)	(2,967)
Purchase of land use rights	(4,136,305)	(1,039,106)	(1,518,259)	(232,683)
Cash paid for construction in progress	(7,358,939)	(5,321,968)	(7,549,109)	(1,156,952)
Cash received from sale of development properties	—	7,905,251	4,786,884	733,622
Cash paid for business combinations, net of cash acquired	(19,578)	(41,380)	671,356	102,890
Loans (provided to)/settled by JD Digits	6,259,241	4,148,796	(2,341,767)	(358,891)
Other investing activities	—	(247,531)	(617,481)	(94,634)

Net cash used in investing activitie s	(26,078,992)	(25,349,357)	(57,810,588)	(8,859,860)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
				Note 2(g)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	3,531,870	—	31,341,555	4,803,303
Repurchase of ordinary shares	(205,886)	(131,010)	(311,776)	(47,782)
Proceeds from issuance of ordinary shares pursuant to share-based awards	48,555	112,153	235,889	36,152
Proceeds from issuance of convertible redeemable preferred shares of JD Logistics	15,958,792	—	443,039	67,899
Capital injection from non-controlling interest shareholders	805,561	6,648,761	34,578,794	5,299,431
Proceeds from short-term borrowings	1,179,422	5,803,800	14,765,536	2,262,917
Repayment of short-term borrowings	(1,200,000)	(5,969,768)	(16,581,632)	(2,541,246)
Proceeds from long-term borrowings	2,890,575	—	—	—
Repayment of long-term borrowings	—	—	(123,296)	(18,896)
Proceeds from unsecured senior notes	—	—	6,803,716	1,042,715
Repurchase of unsecured senior notes	—	—	(72,326)	(11,084)
Repayment of nonrecourse securitization debt	(11,960,194)	(3,886,227)	—	—
Other financing activities	171,233	(5,242)	(7,904)	(1,211)

Net cash provided by financing activities	11,219,928	2,572,467	71,071,595	10,892,198

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,681,163	405,891	(5,082,380)	(778,908)

Net increase in cash, cash equivalents, and restricted cash	7,703,521	2,410,221	50,722,944	7,773,632
Cash, cash equivalents, and restricted cash at beginning of year	29,798,537	37,502,058	39,912,279	6,116,824

Cash, cash equivalents, and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	37,502,058	39,912,279	90,635,223	13,890,456
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	—	—	115,918	17,765

Cash, cash equivalents, and restricted cash at end of year	37,502,058	39,912,279	90,519,305	13,872,691

Supplemental disclosure of cash flow information:
Cash paid for income taxes	(666,305)	(807,622)	(1,190,062)	(182,385)
Cash paid for interest	(421,035)	(679,120)	(1,019,932)	(156,311)
Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares in connection with strategic cooperation agreement with Tencent	—	759,195	549,433	84,204
Equity investments obtained through commitment of future services and contribution of certain business	181,228	2,370,807	—	—
Right-of-use assets acquired under operating leases	—	4,860,770	10,677,689	1,636,427
Acquisition of equity interest in Jiangsu Five Star by loan conversion	—	—	1,024,946	157,080
Acquisition of equity interest in Kuayue Express by issuance of ordinary shares of JD Logistics	—	—	115,856	17,756
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings/(accumulated deficit)	Non-controlling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2017	2,938,708,899	377	(86,045,470)	(4,457,608)	76,254,607	635,966	1,842,081	(22,234,609)	347,889	52,388,703

Cumulative effect of changes i n accounting principles related to revenue recognition and financial instruments	—	—	—	—	—	—	(1,156,642)	1,452,607	—	295,965
Issuance of ordinary shares	27,106,948	3	—	—	3,531,867	—	—	—	—	3,531,870
Repurchase of ordinary shares	—	—	(2,792,400)	(205,886)	—	—	—	—	—	(205,886)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(2,492)	—	(2,492)
Exercise of share-based awards	—	—	1,077,036	67,982	(30,792)	—	—	—	—	37,190
Share-based compensation and vesting of share-based awards	—	—	16,241,342	811,783	2,447,238	—	—	—	400,968	3,659,989
Net loss	—	—	—	—	—	—	—	(2,489,141)	(311,409)	(2,800,550)
Foreign currency translation adjustments	—	—	—	—	—	—	2,696,784	—	—	2,696,784
Net change in unrealized gains on available-for-sale debt securities	—	—	—	—	—	—	(23,127)	—	—	(23,127)
Statutory reserves	—	—	—	—	—	764,446	—	(764,446)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	658,439	658,439
Share of changes in the equity investee’s capital accounts	—	—	—	—	629,975	—	—	—	—	629,975

Balance as of December 31, 2018	2,965,815,847	380	(71,519,492)	(3,783,729)	82,832,895	1,400,412	3,359,096	(24,038,081)	1,095,887	60,866,860

Issuance of ordinary shares	8,127,302	1	—	—	759,194	—	—	—	—	759,195
Repurchase of ordinary shares	—	—	(1,871,696)	(131,010)	—	—	—	—	—	(131,010)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(3,100)	—	(3,100)
Exercise of share-based awards	—	—	3,299,962	210,336	(79,352)	—	—	—	(10,547)	120,437
Share-based compensation and vesting of share-based awards	—	—	20,463,340	1,174,237	1,948,609	—	—	—	572,109	3,694,955
Net income/(loss)	—	—	—	—	—	—	—	12,187,255	(297,163)	11,890,092
Foreign currency translation adjustments	—	—	—	—	—	—	749,865	—	43,806	793,671
Net change in unrealized gains on available-for-sale debt securities	—	—	—	—	—	—	54,186	—	—	54,186
Statutory reserves	—	—	—	—	—	58,753	—	(58,753)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	5,228,721	—	—	—	1,399,785	6,628,506
Share of changes in the equity investee’s capital accounts	—	—	—	—	(13,945)	—	—	—	—	(13,945)

Balance as of December 31, 2019	2,973,943,149	381	(49,627,886)	(2,530,166)	90,676,122	1,459,165	4,163,147	(11,912,679)	2,803,877	84,659,847

Issuance of ordinary shares	155,850,684	23	—	—	31,863,739	—	—	—	—	31,863,762
Repurchase of ordinary shares	—	—	(2,382,740)	(311,776)	—	—	—	—	—	(311,776)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(6,641)	—	(6,641)
Exercise of share-based awards	—	—	5,073,294	334,583	(114,220)	—	—	—	(11,153)	209,210
Share-based compensation and vesting of share-based awards	—	—	20,642,538	1,289,136	1,775,012	—	—	—	1,091,785	4,155,933
Net income/(loss)	—	—	—	—	—	—	—	49,411,864	(74,618)	49,337,246
Foreign currency translation adjustments	—	—	—	—	—	—	(7,656,413)	—	(298,428)	(7,954,841)
Net change in unrealized losses on available-for-sale debt securities	—	—	—	—	—	—	(54,802)	—	—	(54,802)
Statutory reserves	—	—	—	—	—	74,111	—	(74,111)	—	—
Change of the capital from non-controlling interest shareholders	—	—	—	—	23,547,685	—	—	—	11,326,308	34,873,993
Acquisition of subsidiaries	—	—	—	—	529,536	—	—	—	2,104,842	2,634,378
Share of changes in the equity investee’s capital accounts	—	—	—	—	(574,233)	—	—	—	—	(574,233)
Conversion of profit sharing right in JD Digits	—	—	—	—	5,653,832	—	—	—	—	5,653,832

Balance as of December 31, 2020	3,129,793,833	404	(26,294,794)	(1,218,223)	153,357,473	1,533,276	(3,548,068)	37,418,433	16,942,613	204,485,908

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Notes to the Consolidated Financial Statements
1. Principal activities and organization
JD.com, Inc. (the “Company”) is a leading technology driven
e-commerce
company transforming to become the leading supply chain based technology and service provider, providing products and services to consumers, third-party merchants, suppliers and other business partners through its subsidiaries, consolidated variable interest entities (“VIEs”) (collectively, the “Group”). The Group operates
e-commerce
business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistic services. Leveraging its AI capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its nationwide fulfillment infrastructure, the Group provides integrated supply chain solutions and logistics services, primarily including warehousing and distribution services, express and freight services and other value-added services to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through the Group’s logistics business (“JD Logistics”).
In 2018, the Group established JD Smart Property Development Group (“JD Property”), the infrastructure asset management and integrated service platform of the Group, which owns, develops and manages the Group’s logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from development properties to fund new developments and scale the business.
On June 18, 2020, the Company completed its global offering and the Company’s shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) under the stock code “9618”. The Company issued 152,912,100 Class A ordinary shares, including the exercise of the over-allotment option, at Hong Kong Dollar (“HK$”) 226 per share. Net proceeds from the global offering after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB31.3 billion.
On December 8, 2020, JD Health International Inc. (“JD Health”), the Group’s healthcare subsidiary, completed its initial public offering (“IPO”) and JD Health’s shares have been listed on the Main Board of the HKEX under the stock code “6618” (“JD Health IPO”). JD Health issued 439,185,000 ordinary shares, including the exercise of the over-allotment option, at HK$70.58 per share. Net proceeds from the JD Health IPO after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB25.7 billion.
The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs.
As of December 31, 2020, the Company’s major subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries are as follows:

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
JD Logistics Holding Limited (formerly known as Jingdong E-Commerce (Express) Hong Kong Co., Ltd.)	79%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
JD Property Group Corporation (formerly known as Jingdong Logistics Group Corporation)	100%	Cayman Islands, January 2012
JD Logistics, Inc. (formerly known as Jingdong Express Group Corporation)	79%	Cayman Islands, January 2012
JD.com E-Commerce (Technology) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD Property Hong Kong Co., Ltd. (formerly known as Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.)	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
JD.com E-Commerce (Investment) Hong Kong Co., Ltd.	100%	Hong Kong, China, July 2013
JD.com American Technologies Corporation	100%	Delaware, USA, August 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Overseas Innovation Limited	100%	Hong Kong, China, October 2014
JD.com International (Singapore) Pte. Limited	100%	Singapore, November 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD Asia Development Limited	100%	British Virgin Islands, February 2015
JD.com Asia Investment Corporation	100%	Cayman Islands, March 2015
Suqian Hanbang Investment Management Co., Ltd.	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	79%	Shaanxi, China, May 2017
Xi’an Jingdong Xuncheng Logistics Co., Ltd.	79%	Shaanxi, China, June 2017
Beijing Jinghong Logistics Co., Ltd.	79%	Beijing, China, November 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Property Holding Limited (formerly known as JD Logistics Holding Limited)	100%	Cayman Islands, March 2018
Beijing Wodong Tianjun Information Technology Co., Ltd.	100%	Beijing, China, May 2018
JD Health International Inc.	67%	Cayman Islands, November 2018
JD Jiankang Limited	100%	British Virgin Islands, April 2019
Jingdong Logistics Supply Chain Co., Ltd.	79%	Jiangsu, China, June 2020
Jingdong Five Star Appliance Group Co., Ltd. (formerly known as Jiangsu Five Star Appliance Co., Ltd.) (“Jiangsu Five Star”)	100%	Jiangsu, China, December 1998
Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017
Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Suqian Jingdong Mingfeng Enterprise Management Co., Ltd.		Jiangsu, China, July 2017
Suqian Jingdong Jinyi Enterprise Management Co., Ltd.		Jiangsu, China, August 2017
Suqian Jingdong Sanhong Enterprise Management Center (L.P.)		Jiangsu, China, August 2017

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

• Organization
The Company was incorporated in the British Virgin Islands (“BVI”) in November 2006 and was
re-domiciled
in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.
In April 2007, May 2017 and June 2019, the Company established Jingdong Century, Xi’an Jingxundi and Beijing Jingdong Jiankang Co., Ltd. (“Jingdong Jiankang”) as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010, August 2015, June 2017 and June 2019, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng, Xi’an Jingdong Xincheng and Suqian Jingdong Tianning Jiankang Technology Co., Ltd. (“Suqian Jingdong Tianning”) were incorporated in the PRC, respectively. The paid-in
capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Jingdong Century, Xi’an Jingdong Xincheng became a VIE of Xi’an Jingxundi and Suqian Jingdong Tianning became a VIE of Jingdong Jiankang. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng, Xi’an Jingxundi became the primary beneficiary of Xi’an Jingdong Xincheng and Jingdong Jiankang became the primary beneficiary of Suqian Jingdong Tianning. In June 2017, Beijing Jingbangda became the subsidiary of Xi’an Jingdong Xincheng and changed from the Company’s subsidiary to the Company’s consolidated VIE’s subsidiary.
• Consolidated variable interest entities
In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements are substantially similar in key aspects governing the contractual arrangements with a variable interest entity of the Group, include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.
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
• Exclusive technology consulting and services agreements or exclusive business cooperation agreements
The Group’s relevant PRC subsidiaries and relevant VIEs entered into exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, under which relevant VIEs engage the Group’s relevant PRC subsidiaries as their exclusive provider of technical platform and technical support, business support, maintenance and other services. The VIEs shall pay to the Group’s relevant PRC subsidiaries service fees determined based on the volume and market price of the service provided. All the benefits and interests generated from the agreements, including but not limited to intellectual property rights, know-how
and trade secrets, will be the Group’s relevant PRC subsidiaries’ sole and exclusive rights
.
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

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

• Powers of attorney
Pursuant to the irrevocable powers of attorney, each of the Nominee Shareholders appointed any person designated by the Group’s relevant PRC subsidiaries as their attorney-in-fact
to exercise all shareholder rights under the PRC laws and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general managers of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be the shareholders of the VIEs. Each of the Nominee Shareholders has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.
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
• Business operation agreements
Pursuant to the business operation agreements, the relevant Nominee Shareholders of the VIEs must appoint the candidates nominated by the Group’s relevant PRC subsidiaries to be the directors on the VIEs’ board of directors in accordance with applicable laws and the articles of association of the VIEs, and must cause the persons recommended by the Group’s relevant PRC subsidiaries to be appointed as the VIEs’ general manager, chief financial officer and other senior executives.
• Risks in relations to the VIE structure
The Company believes that the contractual arrangements among its subsidiaries, the VIEs and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and its subsidiary in the consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs as a result of the aforementioned risks is remote.

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs (where appropriate, the term “VIEs” also refers to its subsidiaries as a whole) structured by the Contractual Agreements, which have eliminated the intercompany transactions within the consolidated VIEs:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Total assets	38,749,631	65,593,705
Total liabilities	43,734,593	59,297,604

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Total net revenue s	37,561,128	59,306,001	86,054,223
Net loss	(2,646,122)	(2,268,090)	(422,044)

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Net cash provided by/(used in) operating activities	(1,144,849)	953,673	9,911,601
Net cash used in investing activities	(7,596,181)	(6,450,150)	(11,052,862)
Net cash provided by financing activities	8,902,074	5,542,926	2,659,287

Net increase in cash, cash equivalents, and restricted cash	161,044	46,449	1,518,026
Cash, cash equivalents, and restricted cash at beginning of year	719,160	880,204	926,653

Cash, cash equivalents, and restricted cash at end of year	880,204	926,653	2,444,679

As of December 31, 2019 and 2020, the total assets of the Group’s consolidated VIEs after eliminating the intra-company balances and transactions within the Group were
RMB38,749,631,000 and RMB65,593,705,000,
respectively, which were mainly consisting of cash and cash equivalents, short-term investments, accounts receivable, inventories, prepayments and other current assets, investment securities, investment in equity investees, property, equipment and software, goodwill, intangible assets, operating lease right-of-use assets and other non-current assets. As of December 31, 2019 and 2020, the total liabilities of the consolidated VIEs after eliminating the intra-company transactions within the Group were
RMB21,328,216,000 and RMB32,266,366,000, respectively, which were mainly consisting of accounts payable, advance from customers, deferred revenues, accrued expenses and other current liabilities, and operating lease liabilities.
For the years ended December 31, 2018, 2019 and 2020, the total net revenues of the Group’s consolidated VIEs were RMB17,779,765,000, RMB26,845,232,000 and RMB36,976,185,000,
respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s consolidated VIEs, and can have assets transferred out of the Group’s consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the Group’s consolidated VIEs that can be used only to settle their obligations except for registered capitals and the PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB3,140,310,000 as of December 31, 2020. As the Group’s consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s consolidated VIEs. The total shareholders’ deficit of the Group’s consolidated VIEs was RMB4,984,962,000 as of December 31, 2019, and the total shareholders’ equity of the Group’s consolidated VIEs was RMB5,570,027,000 as of December 31, 2020.
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
Prior to June 2020, the Group’s former finance business (“JD Digits”), which had been deconsolidated from the Group since June 30, 2017 as a result of its reorganization (Note 6), was a VIE of the Group while the Group or any subsidiary was not considered the primary beneficiary. Upon the conversion of the profit sharing right into equity interests in JD Digits completed in June 2020, JD Digits is no longer a VIE of the Group (Note 8).

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies
a. Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest thousand.
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
c. Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholders’ equity, or cash flows as previously reported.
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
e. Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor and customer incentives, determination of the stand-alone selling price (“SSP”), the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts including expected credit losses, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets, the discount rate for lease, redemption value of the redeemable preferred shares and consolidation of VIEs. Actual results may differ materially from those estimates.
In March 2020, the World Health Organization declared the outbreak of a disease caused by a novel strain of the coronavirus
(“COVID-19”)
to be a pandemic. The COVID-19 pandemic has created and may continue to create significant uncertainty in the macroeconomic environment which, in addition to other unforeseen effects of this pandemic, may adversely impact the Group’s results of operations. Due to the uncertainty and the impact on global economics conditions from the COVID-19 pandemic, certain estimates and assumptions may change in the near term.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

f. Foreign currency translation
The Group’s reporting currency is RMB. The functional currency of the Group’s entities incorporated in Cayman Islands, BVI, Hong Kong, Singapore and the United States of America is U.S. dollars (“US$”). The Group’s PRC subsidiaries and consolidated VIEs determined their functional currency to be RMB. The Group’s entities incorporated in the Republic of Indonesia, Japan, France, Australia and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of ASC Topic 830,
Foreign Currency Matters
.
Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of operations and comprehensive income/(loss). Total exchange gains/(losses) were a loss of RMB192,491,000, a gain of RMB124,070,000 and a loss of RMB89,992,000 for the years ended December 31, 2018, 2019 and 2020, respectively.
The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a gain of RMB2,696,784,000, a gain of RMB793,671,000 and a loss of RMB7,954,841,000 for the years ended December 31, 2018, 2019 and 2020, respectively.
g. Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.
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
k. Accounts receivable, net
Accounts receivable mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts.
The Group, in collaboration with JD Digits, provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Digits, the Group remains as the legal owner of the consumer financing receivables, where JD Digits performs the related credit assessment.
JD Digits is obligated to purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Digits, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w).
Other than the accounts receivable arising from the consumer financing, beginning on January 1, 2020, the Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. Please refer to Note 2(u) for adoption of expected credit losses model.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

l. Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income/(loss).
The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party merchants maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.
m. Loan receivables, net
Loan receivables represent the consumer financing, in collaboration with JD Digits, provided to qualified individual customers on the Group’s online marketplace. Due to the legacy contractual arrangements with JD Digits, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Digits performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from 1 month to 24 months. As JD Digits is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks, no provision for doubtful accounts was recorded for the years ended December 31, 2018, 2019 and 2020. The loan receivables were measured at amortized cost and reported in the consolidated balance sheets at outstanding principal. As of December 31, 2019 and 2020, the loan receivables with the collection period over one year amounting to RMB179,886,000 and RMB259,370,000, respectively, were classified into other non-current
assets in the consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the consolidated statements of cash flows. The Group, in collaboration with JD Digits, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w).
n. Property, equipment and software, net
Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Office equipment	5 years
Vehicles	3-5 years
Logistics, warehouse and other heavy equipment	5-10 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Building	40 years
Building improvement	5-10 years
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

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

o. Construction in progress
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2019 and 2020, construction in progress in the amount of RMB5,806,308,000 and RMB7,906,406,000, respectively, were primarily relating to the construction of office buildings and warehouses.
p. Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 18 to 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.
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
The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Strategic cooperation	5 years
Non-compete	5-8 years
Domain names and trademarks	5-20 years
Customer relationship	3-10 years
Technology and others	2-10 years

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

r. Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, consideration of the impact of
COVID-19,
and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
In January 2017, the FASB issued ASU
2017-04,
Intangibles—Goodwill and Other
(Topic 350)
: Simplifying the Test for Goodwill Impairment
(“ASU
2017-04”),
the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The Group adopted ASU
2017-04
beginning January 1, 2020 and used the
one-step
method for the goodwill impairment assessment for the year ended December 31, 2020.

JD.com, Inc.
Notes to the Consolidated Financial Statements

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
Beginning on January 1, 2018, upon the adoption of ASU
2016-01,
Financial Instruments — Overall (Subtopic
825-10)
— Recognition and Measurement of Financial Assets and Financial Liabilities
(“ASU 2016-01”), the Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in “others, net” in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income/(loss) if there is any.

JD.com, Inc.
Notes to the Consolidated Financial Statements

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
u. Current expected credit losses impairment
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments-Credit Losses
(Topic 326)
: Measurement of Credit Losses on Financial Instruments
(“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date using a current expected credit loss model based on historical experience, current conditions, and reasonable and supportable forecasts.
The Group adopted ASC 326 on January 1, 2020 using the modified retrospective transition approach. Based on the nature of the Group’s financial instruments within the scope of this standard, which are primarily accounts receivable and other receivables, the adoption of the new standard did not have a material effect on the Group’s consolidated financial statements.
v. Impairment of long-lived assets
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

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

w. Nonrecourse securitization debt and transfer of financial assets
The Group, in collaboration with JD Digits, periodically securitizes accounts receivable and loan receivables arising from consumer financing through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Digits, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.
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
The Group does not consolidate the securitization vehicles when no economic interests are retained by the Group, and the Group has no continuing involvements, including the servicer of the securitization vehicles. Transfers are accounted for as sale and corresponding transferred accounts receivable are de-recognized
in the consolidated balance sheets pursuant to ASC Topic 860,
Transfers and Servicing
(“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfers of the assets are accounted for as a financing type transaction if the conditions in ASC
860-10-40-5
are not met. The under common control relationship of the transferor and transferee should be ignored when applying ASC 860, as long as the transferee is not consolidated by the transferor.
Beginning October 2017, the Group revised certain structural arrangements to relinquish its continuing involvement rights when setting up the new securitization vehicles. The investors, including JD Digits, have no recourse to the Group when the underlying consumers fail to pay amounts contractually on due. The gain/loss recorded upon the sale accounting was immaterial for the periods presented.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

x. Unsecured senior notes and long-term borrowings
Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discount or premium and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the consolidated statements of operations and comprehensive income/(loss) over the maturities of the notes using the effective interest method.
Long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the consolidated statements of operations and comprehensive income/(loss).
y. Fair value
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

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

z. Revenues
The Group adopted ASC Topic 606,
Revenue from Contracts with Customers
(“ASC 606”), from January 1, 2018, using the modified retrospective transition approach.
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
The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, the Group reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2019 and 2020, liabilities for return allowances were RMB425,135,000 and RMB496,005,000, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB454,298,000 and RMB533,264,000 as of December 31, 2019 and 2020, respectively, and were included in “Prepayments and other current assets”.
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

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

z. Revenues (Continued)

Net Product Revenues
The Group recognizes the product revenues from the online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB280,059,089,000, RMB328,703,453,000 and RMB400,927,285,000, and revenues from the sales of general merchandise products were RMB136,049,657,000, RMB182,030,514,000 and RMB250,951,955,000, for the years ended December 31, 2018, 2019 and 2020, respectively. The Group’s net product revenues were mainly generated by the JD Retail segment.
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
The Group opens its fulfillment infrastructure by offering integrated supply chain solutions and logistics services to third parties through JD Logistics, primarily including warehousing and distribution services, express and freight services and other value-added services. Revenues generated from these services are primarily recognized over time as the Group performs the services in the contracts because of the continuous transfer of control to the customers.
JD Plus memberships provide the Group’s core customers with a better shopping experience, access to an evolving suite of benefits that represent a single stand-ready obligation. Subscriptions are paid for at the time of or in advance of delivering the services. Revenues from such arrangements are recognized over the subscription period.
The Group offers comprehensive customer services, primarily include 7*24 hours customer services to respond to customers’ post-sales requests, return and exchange services to facilitate customers’ return, exchange and repair of defective goods. These services are free of charge. The Group also provides return/exchange logistics services to the customers, of which the revenues recognized were not material for the periods presented.
Revenues from online marketplace and marketing services were RMB33,531,862,000, RMB42,680,212,000 and RMB53,472,718,000 for the years ended December 31, 2018, 2019 and 2020, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB12,379,151,000, RMB23,474,305,000 and RMB40,449,928,000, for the years ended December 31, 2018, 2019 and 2020, respectively, which were mainly generated by the New Businesses segment.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

aa. Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable, net of allowance for doubtful accounts were RMB6,190,588,000 and RMB7,111,947,000 as of December 31, 2019 and 2020, respectively.
Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in current and non-current
deferred revenues and advance from customers in the Group’s consolidated balance sheets. As of December 31, 2019, the Group’s total unearned revenues were RMB21,347,848,000, of which RMB16,442,795,000 was recognized as revenues for the year ended December 31, 2020. The Group’s total unearned revenues were RMB26,033,158,000 as of December 31, 2020.
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

•
J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and are to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered as a separate performance obligation within the scope of ASC 606, as J Coupons represent a material rights to the customer. Therefore, the delivered products and J Coupons awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative SSP of each performance obligation. The amount allocated to J Coupons is deferred and recognized when J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2018, 2019 and 2020, the amount of expired J Coupons was not material.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

bb. Customer incentives and loyalty programs (Continued)

Registered customers may also earn J Beans, which was launched based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. J Beans can be used as cash to buy any products sold by the Group, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD Platform. The Group considers J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities. Thus J Beans is considered to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2018, 2019 and 2020, the amount of expired J Beans was not material.
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
ee. Fulfillment
Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The cost related to logistics services provided to third parties is classified in cost of revenues in the consolidated statements of operations and comprehensive income/(loss). Shipping cost included in fulfillment expenses amounted to RMB15,216,351,000, RMB17,858,972,000 and RMB23,088,408,000 for the years ended December 31, 2018, 2019 and 2020, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

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
Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace, are expensed as incurred, and totaled RMB15,970,433,000, RMB19,285,939,000 and RMB23,087,563,000 for the years ended December 31, 2018, 2019 and 2020, respectively.
gg. Research and development
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
ii. Share-based compensation
The Company grants restricted share units (“RSUs”) and share options of the Company and its subsidiaries to eligible employees and non-employee
s. The Group accounts for share-based awards issued to employees in accordance with ASC Topic 718
Compensation – Stock Compensation
. The Group early adopted ASU
2018-07,
Compensation-Stock Compensation
(Topic 718)
, Improvements to Nonemployee Share-Based Payment Accounting
, beginning July 1, 2018, before then, the Group accounted for share-based awards issued to non-employees
in accordance with ASC
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

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

ii. Share-based compensation (Continued)

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
non-current
in the consolidated balance sheets.
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

kk. Leases
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
Right-of-use
(“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease
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
mm. Net income/(loss) per share
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

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

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
oo. Statutory reserves
The Company’s subsidiaries and consolidated VIEs established in the PRC are required to make appropriations to certain non-distributable
reserve funds.
In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax
profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.
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
For the years ended December 31, 2018, 2019 and 2020, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB764,446,000, RMB58,753,000 and RMB74,111,000, respectively. No appropriation to other reserve funds was made for any of the periods presented.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

pp. Recent accounting pronouncements
Recently adopted accounting pronouncements
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments—Credit Losses
(Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group adopted the new standard beginning January 1, 2020 using the modified retrospective transition approach. The impact of adopting the new standard was not material to the consolidated financial statements.
In January 2017, the FASB issued ASU
2017-04,
Intangibles—Goodwill and Other
(Topic 350)
: Simplifying the Test for Goodwill Impairment
, the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group adopted the new standard beginning January 1, 2020 with no impact on the Group’s consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
In December 2019, the FASB issued ASU
No. 2019-12,
Simplifying the Accounting for Income Taxes
, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.
In January 2020, the FASB issued ASU
2020-01,
Investments—Equity Securities
(Topic 321),
Investments—Equity Method and Joint Ventures
(Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323,
Investments—Equity Method and Joint Ventures
, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group is currently evaluating the impact of this update on its consolidated financial statements.
In March 2020, the FASB issued ASU
2020-04,
Reference Rate Reform
(Topic 848), which provides optional expedients and exceptions to contract modifications and hedging relationships that reference the London Interbank Offered Rate or another reference rate expected to be discontinued. The standard is effective upon issuance through December 31, 2022 and may be applied at the beginning of the interim period that includes March 12, 2020 or any date thereafter. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.
In August 2020, the FASB issued ASU
2020-06,
Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity
’
s Own Equity (Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity
’
s Own Equity
, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted
method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of this update on its consolidated financial statements.

JD.com, Inc.
Notes to the Consolidated Financial Statements

3. Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2018, 2019 and 2020.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2019 and 2020, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Digits performs the related credit assessment of the consumer financing receivables recorded in the Group’s consolidated balance sheets. JD Digits purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.
Currency convertibility risk
The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB33,601,008,000 and RMB58,096,903,000 as of December 31, 2019 and 2020, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.
Foreign currency exchange rate risk
In July 2005, the PRC government changed its
decades-old
policy of pegging the value of the RMB to the US$. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1% in 2019. The appreciation of the RMB against the US$ was approximately 7% in 2020. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4. Restricted cash
To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, the Group held restricted cash of RMB2,940,859,000 and RMB4,434,448,000 as of December 31, 2019 and 2020, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

5. Fair value measurement
As of December 31, 2019 and 2020, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Cash equivalents
Money market funds	3,590,620	3,590,620	—	—
Restricted cash	2,940,859	—	2,940,859	—
Short-term investments
Wealth management products	23,206,770	—	23,206,770	—
Investment securities
Listed equity securities	21,417,104	21,417,104	—	—

Total assets	51,155,353	25,007,724	26,147,629	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB’000	RMB’000	RMB’000	RMB’000
Assets:
Restricted cash	4,434,448	—	4,434,448	—
Short-term investments
Wealth management products	24,294,101	—	24,294,101	—
Investment securities
Listed equity securities	39,085,150	39,085,150	—	—

Total assets	67,813,699	39,085,150	28,728,549	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not availabl
e
, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.
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
As of December 31, 2019 and 2020, gross unrealized gains of RMB54,813,000 and RMB11,000 were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2018, 2019 and 2020, respectively.
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
The following table summarizes the carrying value and fair value of the investment securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Provision for Decline in Value	Fair Value
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
December 31, 2019	18,329,057	5,008,610	(1,920,563)	—	21,417,104
December 31, 202 0	18,078,773	24,002,167	(2,995,790)	—	39,085,150
The material investment securities are set out as below:
In 2017, the Group invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB5,000,000,000. As of December 31, 2019 and 2020, the accumulated unrealized loss related to the investment in China Unicom was RMB688,141,000 and RMB1,734,993,000, respectively.
In 2017, the Group invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB2,794,547,000. In 2018 and 2019, the Group purchased additional shares with a total amount of RMB1,121,792,000. As of December 31, 2019 and 2020, the accumulated unrealized gain related to the investment in Vipshop was RMB1,077,422,000 and RMB5,349,265,000, respectively.
In 2017, the Group invested in Farfetch.com Limited (“Farfetch”) with a total consideration of RMB2,713,285,000, and this investment was accounted for as cost method investment as of December 31, 2017. On September 21, 2018, Farfetch completed its IPO on the New York Stock Exchange. Concurrently with Farfetch’s IPO, the Group purchased additional shares with a total amount of RMB186,155,000, and started to account for the investment at fair value. In 2020, the Group purchased additional shares with a total amount of RMB75,404,000 and sold approximately 44.2% of its investment in Farfetch. As of December 31, 2019 and 2020, the accumulated unrealized gain related to the investment in Farfetch was RMB159,589,000 and RMB8,519,601,000, respectively.
In 2018, the Group invested in ESR Cayman Limited (“ESR”) with a total consideration of RMB1,952,325,000, and this investment was accounted for as equity investment measured at fair value using the Measurement Alternative as of December 31, 2018. On November 1, 2019, ESR completed its IPO on the HKEX. Concurrently with ESR’s IPO, the Group sold approximately 3.4% of its investment in ESR and started to account for the remaining investment at fair value. In 2020, the Group further sold approximately 8.0% of its remaining investment in ESR. As of December 31, 2019 and 2020, the accumulated unrealized gain related to the investment in ESR was RMB1,777,252,000 and RMB3,267,484,000, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

5. Fair value measurement (Continued)

Other financial instruments
The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Time deposits. Time deposits with original maturities of three months or less and longer than three months but less than one year have been classified as cash equivalents and short-term investments, respectively, in the consolidated balance sheets. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2019 and 2020, the fair value of time deposits classified as cash equivalents and short-term investments amounted to RMB11,189,560,000 and RMB36,472,769,000, respectively. As of December 31, 2019 and 2020, time deposits with original maturities of more than one year with the fair value of nil and approximately RMB5,073,466,000, respectively, have been classified as other non-current
assets in the consolidated balance sheets.
Held-to-maturity
debt securities. Wealth management products that the Group has positive intent and ability to hold to maturity are accounted for as held-to-maturity
debt securities, classified as short-term investments in the consolidated balance sheets. The fair value of the Group’s held-to-maturity
debt securities is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2019 and 2020, the fair value of held-to-maturity
debt securities amounted to nil and RMB17,470,000,000, respectively.
Unsecured senior notes. The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy. As of December 31, 2019 and 2020, the fair value of unsecured senior notes amounted to RMB7,195,427,000 and RMB14,008,251,000, respectively.
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
Investment in equity investees. Investments in privately held companies and publicly traded companies included in investment in equity investees in the consolidated balance sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. The investments in privately held companies without readily determinable fair value were measured using significant unobservable inputs (Level 3) as of December 31, 2019 and 2020, and the impairment charges of RMB593,138,000, RMB1,612,139,000 and RMB201,646,000 were recorded in “others, net” in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies and associated impairment charges are discussed in Note 8 —“Investment in equity investees”.

JD.com, Inc.
Notes to the Consolidated Financial Statements

6. JD Digits reorganization
In the first half of 2017, the Group entered into a series of definitive agreements relating to the reorganization of JD Digits. Pursuant to the definitive agreements, the Group disposed all its equity stake of 68.6% in JD Digits so that it held neither legal ownership nor effective control of JD Digits, received RMB14.3 billion in cash and is entitled to a royalty and software technical services fee of 40% of the future pre-tax
profit of JD Digits when JD Digits has a positive
pre-tax
income on a cumulative basis. In addition, the Group would be able to convert its profit sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. Upon the completion of the reorganization on June 30, 2017, JD Digits was deconsolidated from the Group. After JD Digits’s additional round of financing in 2018, the Group’s percentage of Digits’s pre-tax
profit sharing has been diluted to approximately 36%, and if permitted by the regulation, the Group is entitled to convert its profit-sharing right into approximately 36% of JD Digits’s equity interest.
In June 2020, the Group entered into agreements with JD Digits, pursuant to which the Group has, through a consolidated PRC domestic company, acquired an aggregate of
36.8%
equity interest in JD Digits by converting the profit sharing right and investing additional
RMB1.78
 billion in cash in JD Digits. In addition, in June 2020, the shareholders of JD Digits passed a unanimous resolution to restructure JD Digits as a company limited by shares and adopt the dual class voting structure. As a result of this dual class voting shareholding structure, the Group held approximately
18.7%
voting power of JD Digits. The transaction has been completed in June 2020. Accordingly, subsequent to the completion of the transaction, investment in JD Digits has been accounted for using equity method, as the Group has significant influence but does not own a majority equity interest or otherwise control. The Group and JD Digits are both controlled by Mr. Richard Qiangdong Liu before and after the transaction, so the acquisition of JD Digits’s equity interest was achieved through an under the common control transaction.
Pursuant to the supplemental agreement entered between JD Digits and its shareholders in June 2020, upon certain redemption events of JD Digits, the Group and Suqian Dongtai Jinrong Investment Management Center, Suqian Mingjin Chuangyuan Enterprise Management Consulting Partnership, Mr. Richard Qiangdong Liu, Mr. Shengqiang Chen have the obligation to make up the shortfall (if any) of the redemption price to the other shareholders of JD Digits when all other means are exhausted, and the shortfall is capped by the proceeds from the sales of the guarantor’s shares of JD Digits. As the Group and JD Digits both are entities under common control of Mr. Richard Qiangdong Liu, the Group is therefore exempted from recording a guarantee liability in its consolidated financial statements. Based on the Group’s assessment, the chance to settle the guarantee obligation by the Group is not probable as of December 31, 2020.

JD.com, Inc.
Notes to the Consolidated Financial Statements

7. Business acquisition
Acquisition of Jiangsu Five Star
In April 2019, the Group invested RMB1,274,257,000 with a combination of cash and assumption of the seller’s debt as consideration to acquire ordinary shares of Jiangsu Five Star, a leading offline retailer of home appliances and consumer electronics, from its existing shareholder (the “Seller”), in exchange for 46% of Jiangsu Five Star’s total equity interest. The Group also provided a fifteen months interest-bearing loan of RMB1,024,946,000 to the Seller and has the rights to purchase additional shares.
In April 2020, the Group acquired additional 37% equity interest in Jiangsu Five Star by converting the loan of RMB1,024,946,000 aforementioned. A gain of RMB441,677,000 in relation to the revaluation of the previously held equity interests was recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2020. The fair value of the previously held equity interests was estimated based on the equity value of Jiangsu Five Star, which is estimated by applying an income approach.
The purchase price as of the date of acquisition is comprised of:

Amounts
RMB’000
Conversion of loan and assuming of debt	1,024,946
Fair value of previously held equity interests	1,274,257

Total	2,299,203

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Net liabilities assumed	(14,549)
Appreciation of property, equipment and softwar e	190,194
Intangible assets
- Trademark	489,000
Goodwill	2,185,135
Deferred tax liabilities	(169,798)
Non-controlling interests	(380,779)

Total	2,299,203

Net assets acquired primarily consisted of restricted cash of RMB1,720,161,000, inventories of RMB1,652,252,000 and accounts payable of RMB4,102,304,000 as of the date of acquisition. The amortization period for intangible assets acquired was 19 years. Fair value of the non-controlling
interests was estimated by applying an income approach.
Accounts receivable acquired was immaterial at the date of acquisition.
Goodwill arising from the acquisition of Jiangsu Five Star was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition. None of the goodwill arising on the acquisition is expected to be deductible for tax purposes.
In June 2020, the Group acquired the remaining 17% equity interest in Jiangsu Five Star by assuming the Seller’s RMB428,421,000 debt owed to Jiangsu Five Star. Upon completion of the transaction, Jiangsu Five Star became a wholly-owned subsidiary of the Company.

JD.com, Inc.
Notes to the Consolidated Financial Statements

7. Business acquisition (Continued)

Acquisition of Kuayue Express
In August 2020, the Group entered in a definitive agreement pursuant to which JD Logistics, a subsidiary of the Company, acquired approximately 60.2% of the issued and outstanding ordinary shares of Kuayue-Express Group Co., Ltd. (“Kuayue Express”), a renowned modern integrated express transportation enterprise, for a consideration of RMB2,965,856,000 with a combination of cash and ordinary shares of JD Logistics. Upon completion of the transaction, Kuayue Express became a consolidated subsidiary of the Company.
The purchase price as of the date of acquisition is comprised of:

Amounts
RMB’000
Cash	2,850,000
Issuance of ordinary shares of JD Logistics less cash proceeds received	115,856

Total	2,965,856

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Net assets acquired	1,110,375
Appreciation of property, equipment and software	362,148
Intangible assets
- Customer relationship	2,549,400
Goodwill	1,632,512
Deferred tax liabilities	(727,887)
Non-controlling interests	(1,960,692)

Total	2,965,856

Net assets acquired primarily consisted of cash and cash equivalents of RMB1,375,710,000 and borrowings of RMB986,108,000 as of the date of acquisition. The amortization period for intangible assets acquired was 9 years. Fair value of the non-controlling
interests was estimated by applying an income approach.
The accounts receivable acquired with a fair value of
RMB829,752,000 at the date of acquisition had gross contractual amounts of RMB923,608,000. The best estimate at acquisition date of the contractual cash flows not expected to be collected amounted to RMB93,856,000.
Goodwill arising from the acquisition of Kuayue Express was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition. None of the goodwill arising on the acquisition is expected to be deductible for tax purposes.
Results of operations attributable to these acquisitions and pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2020, either individually or in aggregate.

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees
Measurement Alternative and NAV practical expedient
The carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was RMB17,580,557,000 and RMB21,623,597,000 as of December 31, 2019 and 2020, respectively, and the carrying amount of the Groups’ investments under NAV practical expedient was RMB2,515,919,000 and RMB6,712,654,000 as of December 31, 2019 and 2020, respectively. For the years ended December 31, 2018, 2019 and 2020, the Group invested RMB12,108,139,000, RMB6,198,126,000 and RMB10,200,854,000 in multiple private companies and private equity funds accounted for under the Measurement Alternative and NAV practical expedient, respectively, which may have operational synergy with the Group’s core business. During the year ended December 31, 2020, investment consideration for the top two investees were RMB4,575,340,000 and RMB3,052,719,000, respectively. During the year ended December 31, 2020, fair value changes recognized for equity investments which were measured using the Measurement Alternative and NAV practical expedient were not significant.
The Group accounted for the investment in AiHuiShou International Co. Ltd., (“AiHuiShou”) under the Measurement Alternative. In June 2019, the Group signed series of agreements with AiHuiShou, an online second-hand consumer electronics trading platform. The Group merged its Paipai Secondhand business into AiHuiShou with certain exclusive traffic resources for the next five years
, and additionally invested RMB138,582,000 in cash in exchange for additional preferred share investment in AiHuiShou. Total consideration for the above investment in AiHuiShou was RMB3,380,825,000. In 2020, the Group completed further investment in preferred shares of AiHuiShou for a cash consideration of RMB400,670,000. The investment in AiHuiShou’s preferred shares is accounted for under the Measurement Alternative as the underlying preferred shares were no
t considered
in-substance
common stock and had
no
readily determinable fair value as of December 31, 2020.
The Group accounted for the investment in Xingsheng Preference Electronic Business Limited (“Xingsheng”) under the Measurement Alternative. Xingsheng operates a leading community group buying
e-commerce
platform in the PRC. In December 2020, the Group completed the investment in preferred shares of Xingsheng for a cash consideration of RMB4,575,340,000. The investment in Xingsheng’s preferred shares is accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance
common stock and had no readily determinable fair value as of December 31, 2020.
Equity method
As of December 31, 2020, the Group’s investments accounted for under the equity method totaled RMB30,165,078,000 (as of December 31, 2019: RMB15,479,331,000), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB6,537,937,000, the investment in Dada Nexus Limited (“Dada”)
amounting to RMB
7,280,394,000, and investment in JD Digits amounting to RMB7,676,424,000. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees (Continued)

Investment in Yonghui
On August 11, 2016, the Group completed the investment in Yonghui through the subscription of newly issued ordinary shares representing 10% equity interest in Yonghui. In 2018 and 2020, the Group acquired additional ordinary shares from the existing shareholders of Yonghui, the Group’s interest in Yonghui’s issued and outstanding ordinary shares increased from 10% to 13% accordingly. Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. As of December 31, 2020, total consideration for the investment in Yonghui was RMB6,461,718,000 in cash. Investment in Yonghui is accounted for using the equity method as the Group obtained significant influence by the rights to nominate two board members out of eleven
. The Group received dividend of RMB143,557,000, RMB
120,338,000
and RMB146,811,000 for the years ended December 31, 2018, 2019 and 2020, respectively, which have been recorded as a reduction to the carrying amount of investment in Yonghui.
Investment in Yonghui is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Carrying value of investment in Yonghui	5,508,062	6,537,937
Proportionate share of Yonghui’s net tangible and intangible assets	2,249,239	2,601,974

Positive basis difference	3,258,823	3,935,963

Positive basis difference has been assigned to:
Goodwill	1,989,726	2,602,844
Amortizable intangible assets (*)	1,692,129	1,777,492
Deferred tax liabilities	(423,032)	(444,373)

	3,258,823	3,935,963

Cumulative gains in equity interest in Yonghui	428,729	601,771

(*)	As of December 31, 2020, the weighted average remaining life of the intangible assets not included in Yonghui’s consolidated financial statements was 14 years.
As of December 31, 2019 and 2020, the market value of the Group’s investment in Yonghui was RMB8,248,601,000 and RMB8,723,415,000 based on its quoted closing price, respectively.
The proportionate share of Yonghui’s net income recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) was a gain of RMB96,558,000, RMB164,068,000 and RMB174,674,000 for the years ended December 31, 2018, 2019 and 2020, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees (Continued)

Investment in Dada
Pre-IPO
investment in Dada
Prior to 2018, the Group acquired ordinary shares and preferred shares of Dada for total consideration of RMB4,492,020,000 with a combination of RMB2,282,520,000 in cash, the Group’s future services commenced from 2016, including supply chain support for a period of 10 years, traffic and other additional support for a period of 7 years, non-compete
obligation for a period of
7
years from 2016 and the Group’s O2O business, JD Daojia. In 2018, the Group further invested cash amounted to RMB
1,230,808,000
for acquiring the newly issued preferred shares of Dada. Dada is China’s largest crowdsourcing delivery platform. The investment in Dada’s ordinary shares was accounted for using the equity method as the Group obtained significant influence by the rights to nominate two board members out of six. The investment in Dada’s preferred shares was accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance

common stock and had no readily determinable fair value.
Post-IPO investment in Dada
On June 5, 2020, Dada completed its IPO on the Nasdaq (“Dada IPO”). Concurrently with Dada IPO, the Group converted its preferred shares investment in Dada to ordinary shares of Dada in entirety. The Group’s interest in Dada was diluted to approximately 48%, resulting in a deemed disposal gain of RMB4,142,260,000 recognized in “shares of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss). In addition, the Group subscribed additional 15,207,548 ordinary shares of Dada with cash consideration of RMB425,066,000.
In December 2020, the Group additionally subscribed for 3,400,000 ordinary shares in the follow-on
public offering of Dada with cash consideration of RMB277,789,000, resulting in a deemed disposal gain of RMB1,086,784,000 recognized in “shares of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss). After the subsequent investment in December 2020, the Group held approximately 46% of Dada’s issued and outstanding shares and had three
out of
nine
board seats. Accordingly, investment in Dada is accounted for using the equity method as the Group obtained significant influence.

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees (Continued)

Investment in Dada (Continued)

The investment in Dada is accounted for using the equity method with the investment cost allocated as follows
:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Carrying value of investment in Dada’s ordinary shares	—	7,280,394
Proportionate share of Dada’s net tangible and intangible assets	(1,701,718)	3,336,314

Positive basis difference	1,701,718	3,944,080

Positive basis difference has been assigned to:
Goodwill	1,605,891	3,892,938
Amortizable intangible assets (*)	127,770	68,189
Deferred tax liabilities	(31,943)	(17,047)

	1,701,718	3,944,080

Cumulative gains/(losses) in equity interest in Dada’s ordinary shares	(2,164,050)	854,374

(*)	As of December 31, 2020, the weighted average remaining life of the intangible assets not included in Dada’s consolidated financial statements was 5 years.
As of December 31, 2020, the market value of the Group’s investment in Dada was RMB25,846,210,000 based on its quoted closing price.
Investment in JD Digits
As disclosed in Note 6 — “JD Digits reorganization”, investment in JD Digits has been accounted for using the equity method subsequent to June 2020.
In June 2020, the Group entered into agreements with JD Digits, pursuant to which the Group has acquired an aggregate of 36.8% equity interest in JD Digits by converting the profit sharing right and investing additional RMB1.78 billion in cash in JD Digits. As the Group and JD Digits are both controlled by Mr. Richard Qiangdong Liu before and after the acquisition of JD Digits’ equity interests, the acquisition is considered as a transaction under common control. Pursuant to ASC
805-50-25-2,
the Group recorded the investment in JD Digits amounting to RMB7.43 billion based on its proportioned net assets of JD Digits. The difference between consideration transferred and the carrying amounts of the net assets received amounting to RMB5.65 billion has been recorded into additional paid-in
capital as of June 30, 2020. Upon the completion of the acquisition of JD Digits’ equity interests, the investment in JD Digits is accounted for using the equity method.
The Group recorded its interests in Yonghui, Dada and JD Digits one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees (Continued)

Investment in Bitauto
On February 16, 2015, the Group completed its investment in Bitauto through the subscription of newly issued ordinary shares, representing approximately
25
% of the outstanding ordinary shares of Bitauto. Bitauto is a leading provider of internet content and marketing services for China’s fast-growing automotive industry that is listed on the Nasdaq Stock Market (the “Nasdaq”). Total consideration for the initial investment in Bitauto was RMB
5,496,188,000
with a combination of RMB
2,450,920,000
in cash and RMB
3,045,268,000
in the form of future services, including exclusive access to the new and used car channels on the JD Platform and additional support from the Group’s key platforms for a period of
5
years. On June 17, 2016, the Group additionally acquired Bitauto’s newly issued ordinary shares by paying the cash consideration of RMB
328,975,000
. As of December 31, 2019, the Group held approximately
24
% of Bitauto’s issued and outstanding shares.
In June 2020, Bitauto announced its plan of merger with Yiche Holding Limited (“Yiche”) and Yiche Mergersub Limited, pursuant to which Bitauto would be acquired by an investor consortium in an all-cash
transaction (the “Going Private Transaction”). In November, 2020, Bitauto completed the Going Private Transaction. As a result, 6,777,887 ordinary shares held by the Group were sold to the investor consortium for a cash consideration, resulting in a gain of RMB713,485,000 recognized in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss). The remaining 10,549,714 rollover shares held by the Group were cancelled in exchange for the same number of shares in Yiche, which is accounted for as investment using the Measurement Alternative.
Investment in Yixin
In February 2015 and August 2016, the Group invested US$
100,000,000
and US$
30,000,000
in cash, respectively, to acquire Yixin’s newly issued preferred shares. Yixin, a controlled subsidiary of Bitauto, is a leading online automobile retail transaction platform in China. The investment in Yixin was accounted for under the cost method as the underlying shares the Group invested in were not considered in-substance
common stock and had no readily determinable fair value. On November 16, 2017, Yixin successfully completed the global offering and traded on the Main Board of the HKEX. After the offering, the Group held approximately
11
% of Yixin’s issued and outstanding shares and the investment is accounted for using the equity method, as the preferred shares the Group previously invested in were automatically converted into ordinary shares upon listing and the Group obtained significant influence by the rights to nominate one
non-executive
board member out of
nine
and the significant influence on its controlling shareholder, Bitauto.
In November 2020, upon the completion of Bitauto’s Going Private Transaction, the Group held approximately 15% equity interest in Yiche, the controlling shareholder of Yixin. Concurrently with the Going Private Transaction of Bitauto, the Group no longer had significant influence on Yixin. Accordingly, investment in Yixin ceased to be accounted for using the equity method and commenced to be accounted for as investment securities at fair value.

JD.com, Inc.
Notes to the Consolidated Financial Statements

Investment in Tuniu
In December 2014, the Group acquired 7% equity interest in Tuniu with cash consideration of RMB305,930,000. Tuniu is a leading online leisure travel company in China that is listed on Nasdaq. The Group accounted for the initial investment as an available-for-sale
security.
On May 22, 2015, the Group additionally acquired Tuniu’s newly issued ordinary shares for total consideration of RMB2,188,490,000 with a combination of RMB1,528,275,000 in cash and RMB660,215,000 in the form of future services, including granting Tuniu an exclusive right, for a period of 5 years, to operate the leisure travel channels on the JD Platform, and Tuniu becomes the Group’s preferred partner for hotel and air ticket booking services. After the subsequent investment in May 2015, the Group held approximately 28% of Tuniu’s issued and outstanding shares and had one board seat. Hence, the Group adopted equity method of accounting to account for the investment in Tuniu.
In November 2020, the Group completed disposal of its investment in Tuniu for a cash consideration of RMB457,608,000, and a disposal gain of RMB240,883,000 was recognized in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss).

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees (Continued)

The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule
4-08
of Regulation
S-X:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Revenues	94,099,295	128,942,238	140,263,093
Gross profit	26,893,544	34,540,510	45,590,152
Income/(loss) from operations	(1,471,960)	(534,006)	5,157,037
Net income/(loss)	(1,722,715)	(564,940)	2,680,283
Net income/(loss) attributable to ordinary shareholders	(1,748,305)	(1,235,224)	3,291,840

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Current assets	117,073,881	129,535,325
Non-current assets	97,456,584	97,110,227
Current liabilities	94,482,219	97,668,673
Non-current liabilities	18,910,340	17,371,342
Redeemable stock	10,593,025	—
Non-controlling interests	380,510	1,118,940
The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the Measurement Alternative investments of RMB593,138,000, RMB1,612,139,000 and RMB201,646,000 were recorded in “others, net” in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, the accumulated impairment of the Group’s Measurement Alternative investments was RMB2,660,028,000. Impairment charges in connection with the equity method investments of nil, RMB796,737,000 and RMB487,843,000 were recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

9. Accounts receivable, net
Accounts receivable, net consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Logistics receivables	3,073,641	4,405,669
Online retail and online marketplace receivables (*)	2,392,737	2,102,828
Advertising receivables and others	1,042,211	1,169,492

Accounts receivable	6,508,589	7,677,989
Allowance for doubtful accounts	(318,001)	(566,042)

Accounts receivable, net	6,190,588	7,111,947

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Balance at beginning of the year	(53,981)	(178,393)	(318,001)
Additions	(124,412)	(213,395)	(330,713)
Write-off	—	73,787	82,672

Balance at end of the year	(178,393)	(318,001)	(566,042)

(*)
For the accounts receivable in relation to consumer financing business, which is recorded in online retail and online marketplace receivables, as JD Digits performs credit risk assessment services for the individuals and purchases the over-due
receivables from the Group at carrying values to absorb the risks and obtain the rewards from such business, no allowance for doubtful accounts in relation to consumer financing receivables were provided.

JD.com, Inc.
Notes to the Consolidated Financial Statements

10. Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Products	58,795,341	60,454,174
Packing materials and others	223,234	470,386

Inventories	59,018,575	60,924,560
Inventory valuation allowance	(1,086,419)	(1,992,041)

Inventories, net	57,932,156	58,932,519

11. Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Electronic equipment	14,397,628	15,111,294
Building and building improvement	9,084,029	11,276,112
Logistics, warehouse and other heavy equipment	6,104,497	7,418,054
Vehicles	1,249,667	1,775,587
Leasehold improvement	2,100,120	2,900,313
Office equipment	388,841	440,132
Software	301,919	781,274

Total	33,626,701	39,702,766
Less: accumulated depreciation	(12,911,659)	(17,106,196)
Less: impairment	(60,971)	—

Net book value	20,654,071	22,596,570

Depreciation expenses were RMB3,533,483,000, RMB4,673,362,000 and RMB5,037,149,000 for the years ended December 31, 2018, 2019 and 2020, respectively.
12. Land use rights, net
Land use rights, net consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Land use rights	11,380,221	11,786,977
Less: accumulated amortization	(488,479)	(662,064)

Net book value	10,891,742	11,124,913

Amortization expenses for land use rights were RMB181,101,000, RMB222,143,000 and RMB228,844,000 for the years ended December 31, 2018, 2019 and 2020, respectively.
As of December 31, 2020, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ended December 31,
	2021	2022	2023	2024	2025	2026 and thereafter
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Amortization expenses	237,578	237,578	237,578	237,578	237,578	9,937,023

JD.com, Inc.
Notes to the Consolidated Financial Statements

13. Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31, 2019
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB’000	RMB’000	RMB’000	RMB’000
Strategic cooperation	5.0	6,075,289	(6,075,289)	—	—
Non-compete	8.0	2,467,005	(1,502,141)	—	964,864
Domain names and trademarks	19.3	3,311,250	(633,360)	(27,124)	2,650,766
Customer relationship	7.7	131,296	(42,534)	(59,663)	29,099
Technology and others	6.1	1,049,780	(499,137)	(85,338)	465,305

Total	9.3	13,034,620	(8,752,461)	(172,125)	4,110,034

	As of December 31, 2020
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	RMB’000	RMB’000	RMB’000	RMB’000
Strategic cooperation	5.0	6,075,289	(6,075,289)	—	—
Non-compete	8.0	2,467,005	(1,810,905)	—	656,100
Domain names and trademarks	18.9	3,912,034	(837,403)	(27,124)	3,047,507
Customer relationship	8.9	2,688,696	(155,415)	(59,663)	2,473,618
Technology and others	6.0	1,018,617	(647,616)	(85,338)	285,663

Total	9.5	16,161,641	(9,526,628)	(172,125)	6,462,888

Amortization expenses for intangible assets were RMB1,845,450,000, RMB932,550,000 and RMB801,661,000 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group recorded an impairment charge of RMB15,416,000, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.
As of December 31, 2020, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2021	2022	2023	2024	2025	2026 and thereafter
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Amortization expenses	934,298	781,057	664,815	552,493	491,897	3,038,328

JD.com, Inc.
Notes to the Consolidated Financial Statements

14. Goodwill
The changes in the carrying amount of goodwill are as follows:

	JD Retail	New Businesses	Total
	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2018
Goodwill	6,650,570	2,593,420	9,243,990
Accumulated impairment loss	(6,901)	(2,593,420)	(2,600,321)

	6,643,669	—	6,643,669

Balance as of December 31, 2019
Goodwill	6,650,570	2,593,420	9,243,990
Accumulated impairment loss	(6,901)	(2,593,420)	(2,600,321)

	6,643,669	—	6,643,669

Transaction in 2020
Additions	2,628,228	1,632,512	4,260,740
Balance as of December 31, 2020
Goodwill	9,278,798	4,225,932	13,504,730
Accumulated impairment loss	(6,901)	(2,593,420)	(2,600,321)

	9,271,897	1,632,512	10,904,409

The Group recorded an impairment charge of RMB6,901,000, nil and nil for the years ended December 31, 2018,
2019
and 2020, respectively.
15. Accounts payable
Accounts payable consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Vendor payable	74,639,015	84,643,120
Shipping charges payable and others	15,789,367	22,175,305

Total	90,428,382	106,818,425

JD Digits and other financial institutions (the “Institutions”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the Institutions to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted. The original payment terms, timing or amount, remain unchanged. As of December 31, 2019 and 2020, RMB12,102,649,000 and RMB11,942,390,000, respectively, of the outstanding payment obligations were elected by the suppliers and sold to the Institutions.

JD.com, Inc.
Notes to the Consolidated Financial Statements

16. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Deposits	14,619,420	15,343,647
Salary and welfare	5,037,530	7,983,916
Rental fee payables	332,893	677,253
Internet data center fee	614,712	561,842
Liabilities for return allowances	425,135	496,005
Accrued administrative expenses	368,821	513,469
Professional fee	268,054	755,900
Vehicle fee	190,289	316,104
Interest payable	43,598	135,537
Payable related to employees’ exercise of share-based awards	403,398	269,172
Others	2,352,330	2,981,726

Total	24,656,180	30,034,571

17. Unsecured senior notes
In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016. The unsecured senior notes were issued at a discount amounting to RMB79,289,000. The debt issuance costs of RMB35,727,000 were presented as a direct deduction from the principal amount of the unsecured senior notes in the consolidated balance sheets.
In January 2020, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on July 14, 2020. The unsecured senior notes were issued at a discount amounting to RMB36,805,000. The debt issuance costs of RMB44,681,000 were presented as a direct deduction from the principal amount of the unsecured senior notes in the consolidated balance sheets.
For the year ended December 31, 2020, the Group repurchased the Company’s unsecured senior notes with a total principal amounts of US$12,000,000 (RMB78,300,000) at a reacquisition price of US$10,224,000 (RMB72,326,000) from the open market. The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to RMB11,101,000 were recognized in “interest expense” in the Group’s consolidated statements of operations and comprehensive income/(loss).
A summary of the Company’s unsecured senior notes as of December 31, 2019 and 2020 is as follows:

	As of December 31,		Effective interest rate
	2019	2020
	RMB’000	RMB’000
US$500,000 3.125% notes due 2021	3,477,276	3,259,882	3.37%
US$500,000 3.875% notes due 2026	3,435,216	3,219,927	4.15%
US$700,000 3.375% notes due 2030	—	4,502,213	3.47%
US$300,000 4.125% notes due 2050	—	1,872,416	4.25%

Carrying value	6,912,492	12,854,438
Unamortized discount and debt issuance costs	63,708	117,063

Total principal amounts of unsecured senior notes	6,976,200	12,971,501

JD.com, Inc.
Notes to the Consolidated Financial Statements

17. Unsecured senior notes (Continued)

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.
The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale all or substantially all of the Company’s assets. The notes will rank senior in rights of payment to all of the Company’s existing and future obligations expressly subordinated in rights of payment to the notes and rank at least equal in rights of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).
As of December 31, 2020, the principal of the unsecured senior notes of RMB3,262,450,000, RMB3,262,450,000, RMB4,534,805,000 and RMB1,911,796,000 will be due in 2021, 2026, 2030 and 2050, respectively. The principal of the unsecured senior notes will be due according to the following schedule:

Principal amounts
RMB’000
Within 1 year	3,262,450
Between 1 to 2 years	—
Between 2 to 3 years	—
Between 3 to 4 years	—
Between 4 to 5 years	—
Beyond 5 years	9,709,051

Total	12,971,501

JD.com, Inc.
Notes to the Consolidated Financial Statements

18. Leases
The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.
A summary of supplemental information related to operating leases as of December 31, 2019 and 2020 is as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Operating lease ROU assets	8,643,597	15,484,082
Operating lease liabilities-current	3,193,480	5,513,534
Operating lease liabilities-non-current	5,523,164	10,249,957

Total operating lease liabilities	8,716,644	15,763,491

Weighted average remaining lease term	4.4 years	4.8 years
Weighted average discount rate	4.7%	5.0%
A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income/(loss) and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2019	2020
	RMB’000	RMB’000
Operating lease cost	3,377,389	4,902,615
Short-term lease cost	1,212,899	1,902,078

Total (*)	4,590,288	6,804,693

Cash paid for operating leases	3,460,898	4,800,707

(*)	The lease expenses based on ASC 840 were RMB4,571,036,000 for the year ended December 31, 2018.
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2020 is as follows:

As of December 31, 2020
RMB’000
2021	5,605,832
2022	4,004,569
2023	2,771,987
2024	1,901,198
2025	1,100,481
2026 and thereafter	2,536,240

Total lease payments	17,920,307
Less: interest	(2,156,816)

Present value of operating lease liabilities	15,763,491

As of December 31, 2020, the Group has no significant lease contract that has been entered into but not yet commenced.

JD.com, Inc.
Notes to the Consolidated Financial Statements

19. Gain on sale of development properties
Gain on sale of development properties for the years ended December 31, 2018, 2019 and 2020 were nil, RMB3,884,709,000 and RMB1,648,747,000, respectively. The gain on sale of development properties for the years ended December 31, 2019 and 2020, was mainly derived from disposals of logistics facilities to JD Logistics Properties Core Fund, L.P. (the “Core Fund”), JD Logistics Properties Core Fund II, L.P. (the “Core Fund II”) and JD Logistics Properties Development Fund I, L.P. (“Development Fund I”).
In 2018, the Group established JD Property to manage the expanding logistics facilities and other real estate properties. In February 2019, JD Property established Core Fund together with GIC Private Limited (“GIC”), Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. The Group serves as the general partner and committed 20% of the total capital of Core Fund as the limited partner, and GIC committed the remaining 80%.
Furthermore, in February, 2019, the Group entered into definitive agreements with Core Fund, pursuant to which the Group will dispose of certain modern logistics facilities to Core Fund for a total gross asset value of approximately RMB11 billion, and concurrently lease back these completed facilities for operational purposes with an initial lease term of 5 to 6 years. The initial annual rent for the completed facilities is approximate RMB0.7 billion that increases by 3% per year throughout each 5 years period, and the rental rate will be adjusted based on the growth rate of fair market rent at the beginning of each 5 years period. Upon the expiry of the initial lease agreement, if the adjusted rental rate is acceptable, the Group may choose to renew the lease with the same terms and conditions. Core Fund will use leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing.
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
Since the second half of 2019, the closing conditions for the asset group of completed logistics facilities were successively met and Core Fund signed definitive facility agreements with bank consortium to finance the purchase, therefore, the Group recorded a disposal gain of RMB3,801,492,000 and RMB194,855,000 for the completed assets for the year ended December 31, 2019 and 2020, respectively, which represents the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date. For the remaining logistics facilities, the Group will derecognize these assets upon satisfaction of the hand-over condition.

JD.com, Inc.
Notes to the Consolidated Financial Statements

19. Gain on sale of development properties (Continued)

In January 2020, the Group established the second logistics investment fund, Core Fund II, together with GIC to replicate the successful experience of Core Fund. The Group serves as general partner and committed 10% of the total capital of Core Fund II as a limited partner, and GIC committed the remaining 90%.
Furthermore, in January, 2020, the Group entered into definitive agreements with Core Fund II to sell certain of its modern logistics facilities for a total gross asset value of approximately RMB5 billion within the following 12 months, and will concurrently lease back some of these completed facilities for operational purposes. Core Fund II will also use leverage to finance the purchase, and the closing of the purchase will be subject to certain conditions, including the availability of debt financing. The related assets and liabilities associated with the sale agreements were classified as assets/liabilities held for sale in the Group’s consolidated balance sheets.
In the second half of 2020, the closing conditions for the asset group of completed logistics facilities were met and Core Fund II signed definitive facility agreements with bank consortium to finance the purchase, therefore, the Group recorded a disposal gain of RMB985,890,000 for the completed assets for the year ended December 31, 2020, which represents the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date. The Group will derecognize remaining logistics facilities upon completion and satisfaction of the hand-over condition.
As of December 31, 2020, regarding the logistics facilities to be sold to Core Fund and Core Fund II, the Group classified the related undisposed assets and liabilities as assets and liabilities held for sale, which included cash and cash equivalents of RMB115,918,000.
In the second half of 2020, JD Property entered into definitive agreements to establish another logistics investment fund, Development Fund I, together with GIC and Mubadala Investment Company (“MIC”) to replicate the successful experience of Core Fund and Core Fund II. Development Fund I plans to acquire some of the Group’s uncompleted modern logistics facilities. The Group serves as general partner and committed 40% of the total capital of Development Fund I as a limited partner, and GIC and MIC committed the remaining 60% collectively.
In December 2020, the Group entered into definitive agreements with Development Fund I to sell one of its uncompleted modern logistics facility, and will concurrently lease back such facility for operational purposes when completed. The closing conditions for such facility were met in December 2020 and the Group recorded a disposal gain of RMB468,002,000 for the year ended December 31, 2020, which represents the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date.

JD.com, Inc.
Notes to the Consolidated Financial Statements

20. Interest income and interest expense
Interest income and interest expense consist of the following:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Interest income:
Interest income in relation to nonrecourse securitization debt charged to JD Digits	527,025	37,646	—
Interest income in relation to loans provided to JD Digits	119,047	40,628	31,006
Interest income in relation to bank deposits, wealth management products and others	1,471,849	1,707,298	2,722,354

Total	2,117,921	1,785,572	2,753,360

Interest expense:
Interest expense in relation to nonrecourse securitization debt	(527,025)	(37,646)	—
Interest expense in relation to unsecured senior notes, bank borrowings and others	(327,513)	(687,364)	(1,125,181)

Total	(854,538)	(725,010)	(1,125,181)

21. Others, net
Others, net consist of the following:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Gains/(losses) from fair value change of long-term investments	(1,512,979)	3,495,709	29,482,650
Government financial incentives	614,658	2,222,223	2,545,008
Gain from business and investment disposals	1,320,266	1,199,407	278,747
Impairment of investments	(593,138)	(1,954,031)	(207,571)
Foreign exchange gains/(losses), net	(192,491)	124,070	(89,992)
Others	458,859	287,931	547,597

Total	95,175	5,375,309	32,556,439

Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Government financial incentives are recognized in “others, net” in the consolidated statements of operations and comprehensive income/(loss) when the government financial incentives are received and no further conditions need to be met. The amounts of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.

JD.com, Inc.
Notes to the Consolidated Financial Statements

22. Taxation
a)
Value added tax
(“VAT”)
The Group is subject to statutory VAT rate of 11% from July 1, 2017 to April 30, 2018, 10% from May 1, 2018 to March 31, 2019 and 9% from April 1, 2019 for revenues from sales of audio, video products and books in the PRC. The Group is subject to statutory VAT rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% from April 1, 2019 for sales of other products in the PRC. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 2020 in comply with relevant VAT regulations of the PRC.
The Group is subject to VAT at the rate of 6% or 11%/10%/9% (11% prior to May 1, 2018, 10% from May 1, 2018 to March 31, 2019 and 9% from April 1, 2019) for revenues from logistics services, and 6% for revenues from online advertising and other services.
The Group is also subject to cultural undertaking development fees at the rate of 3% on revenues from online advertising services in the PRC, which is reduced by 50% from July 1, 2019 to December 31, 2019, and exempted from January 1, 2020 to December 31, 2021.
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
Indonesia
Under the current laws of the Republic of Indonesia, the Group’s subsidiaries in Indonesia are subject to 25%, 25%, and 22% income tax rate on its taxable income generated from operations in Indonesia for the years ended December 31, 2018, 2019 and 2020, respectively.
Hong Kong
The Company’s subsidiaries incorporated in Hong Kong are subject to a two-tiered
income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first HK$2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, the Company is exempted from the Hong Kong income tax on its foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

JD.com, Inc.
Notes to the Consolidated Financial Statements

22. Taxation (Continued)

b)
Income tax (Continued)

China
Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and consolidated VIEs are subject to the statutory income tax rate of 25%.
The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption
commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. Beijing Shangke has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as HNTE and enjoys a preferential income tax rate of 15%. The privileges cannot be applied simultaneously. Beijing Shangke applied the privilege of “software enterprise” and enjoyed a preferential income tax rate of 12.5% in 2018, 2019 and 2020.
Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Several entities of the Group are qualified as the enterprises within the Catalogue of Encouraged Industries in Western Regions and enjoyed 15% preferential income tax rate.
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
Withholding tax on undistributed dividends
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for the PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC
company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes.
The EIT law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the State Administration of Taxation in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax on the retained earnings of its FIEs in the PRC, as the Company intends to reinvest all earnings in China to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

JD.com, Inc.
Notes to the Consolidated Financial Statements

22. Taxation (Continued)

b)
Income tax (Continued)

The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Income/(loss) before tax
Income/(loss) from China operations	(578,300)	14,177,105	15,803,496
Income/(loss) from non-China operations	(1,795,378)	(484,573)	35,015,395

Total income/(loss) before tax	(2,373,678)	13,692,532	50,818,891

Income tax benefits/(expenses) applicable to China operations
Current income tax expenses	(437,326)	(1,269,323)	(2,200,572)
Deferred tax benefits/(expenses)	10,454	(533,117)	718,927

Subtotal income tax expenses applicable to China operations	(426,872)	(1,802,440)	(1,481,645)

Total income tax expenses	(426,872)	(1,802,440)	(1,481,645)

Reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the year ended December 31,
	2018	2019	2020
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax rates and tax holiday	8.3%	(8.1)%	(2.3)%
Tax effect of tax-exempt entities	(1.9)%	3.7%	(16.8)%
Effect on tax rates in different tax jurisdiction	2.2%	(3.9)%	(0.5)%
Tax effect of non-deductible expenses	(42.4)%	5.7%	0.5%
Tax effect of non-taxable income	3.8%	(1.0)%	0.0%
Tax effect of Super Deduction and others	53.9%	(13.2)%	(4.2)%
Changes in valuation allowance	(66.9)%	5.0%	1.2%

Effective tax rates	(18.0)%	13.2%	2.9%

The following table sets forth the effect of tax holiday:

	For the year ended December 31,
	2018	2019	2020
Tax holiday effect (RMB’000)	198,118	1,115,598	1,153,349
Effect of tax holiday on basic net income per share (RMB)	0.07	0.38	0.38
Effect of tax holiday on diluted net income per share (RMB)	0.07	0.38	0.37

JD.com, Inc.
Notes to the Consolidated Financial Statements

22. Taxation (Continued)

c)
Deferred tax assets and deferred tax liabilities

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Deferred tax assets
- Net operating loss carry forwards and others	2,775,074	3,144,116
- Deferred revenues	137,128	208,335
- Inventory valuation allowance	271,605	498,010
- Allowance for doubtful accounts	214,932	382,459
- Unrealized fair value losses for certain investments	356,259	588,690
Less: valuation allowance	(3,674,442)	(4,288,864)

Net deferred tax assets	80,556	532,746

Deferred tax liabilities
- Intangible assets arisen from business combination	748,691	1,560,099
- Accelerated tax depreciation and others	590,297	361,732

Total deferred tax liabilities	1,338,988	1,921,831

As of December 31, 2020, the accumulated net operating loss of RMB7,246,591,000 of the Company’s subsidiaries incorporated in Singapore and Hong Kong can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of RMB8,102,332,000 mainly arose from the Company’s subsidiaries and consolidated VIEs established in the PRC and Indonesia, which can be carried forward to offset future taxable income and will expire during the period from 2021 to 2025.
A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Valuation allowances provided on the deferred tax assets mainly related to the net operating loss carry forwards, as the Group’s management does not believe that sufficient positive evidence exists to conclude that the benefits of such deferred tax assets is more likely than not to be realized. The amount of valuation allowance offset in deferred tax assets as of December 31, 2019 and 2020 was RMB3,674,442,000 and RMB4,288,864,000, respectively.
The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Balance at beginning of the year	1,480,570	2,996,294	3,674,442
Additions	2,755,222	7,635,196	4,393,499
Reversals	(1,239,498)	(6,957,048)	(3,779,077)

Balance at end of the year	2,996,294	3,674,442	4,288,864

JD.com, Inc.
Notes to the Consolidated Financial Statements

23. Convertible redeemable
non-controlling
interests
JD Logistics Series A Preference Shares
In February 2018, the Group entered into definitive agreements with third-party investors to raise financing for JD Logistics, with the total amount of approximately US$2.5 billion (RMB16.0 billion) by issuance of the series A preference shares of JD Logistics (“JD Logistics Series A Preference Shares”), representing approximately 19% of the ownership of JD Logistics on a fully diluted basis. In August 2020, JD Logistics issued additional JD Logistics Series A Preference Shares to third-party investors in exchange for approximately US$64 million (RMB443 million).
The Group determined that JD Logistics Series A Preference Shares should be classified as mezzanine equity upon their issuance since they were contingently redeemable by the holders 5 years from the issuance date in the event that a qualified initial public offering (‘‘Qualified IPO’’) has not occurred and JD Logistics Series A Preference Shares have not been converted. The Qualified IPO is defined as an IPO that (i) has been approved by the Board of Directors of JD Logistics or (ii) with the offering price per share that values JD Logistics at no less than US$20 billion on a fully diluted basis immediately following the completion of such offering.
The Group records accretion on JD Logistics Series A Preference Shares, where applicable, to the redemption value from the issuance date to the earliest redemption date.
The Group determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of JD Logistics Series A Preference Shares. JD Logistics Series A Preference Shares are not readily convertible into cash as there is not a market mechanism in place for trading of JD Logistics’ shares.
The Group determined that there was no embedded beneficial conversion feature attributable to JD Logistics Series A Preference Shares because the initial effective conversion prices were higher than the fair value of JD Logistics’ ordinary shares determined by the Group with the assistance from an independent valuation firm.
The rights, preferences and privileges of JD Logistics Series A Preference Shares are as follows:
Dividend Rights
As regards to dividends, JD Logistics Series A Preference Shares shall rank pari passu with the ordinary shares and the holders of JD Logistics Series A Preference Shares shall be entitled to the same amount of dividends as the holders of the ordinary shares on an as converted basis as if they were a single class. No dividend or distribution shall be payable except out of any funds legally available.
Voting Rights
The holder of each ordinary share issued and outstanding should have one vote in respect of each ordinary share held and the holder of each JD Logistics Series A Preference Share shall carry such number of votes as is equal to the number of votes of ordinary shares then issuable upon the conversion of such JD Logistics Series A Preference Shares. The holders of JD Logistics Series A Preference Shares and the holders of ordinary shares shall vote together and not as a separate class.
Liquidation Preferences
In the event of any voluntary or involuntary liquidation, dissolution or winding up of JD Logistics, all assets and funds of JD Logistics legally available for distribution (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed ratably among the holders according to their relative number of ordinary shares held by such holders (all JD Logistics Series A Preference Shares as if they had been converted into ordinary shares immediately prior to such liquidation, dissolution or winding up of JD Logistics).

JD.com, Inc.
Notes to the Consolidated Financial Statements

23. Convertible redeemable
non-controlling
interests (Continued)

Redemption Rights
From and after the fifth anniversary of JD Logistics Series A Preference Shares original issuance date, and prior to the consummation of a Qualified IPO, each holder of JD Logistics Series A Preference Shares shall have the rights at any time to require and demand JD Logistics to redeem all or any portion of JD Logistics Series A Preference Shares held by such holder.
The initial redemption price payable on each JD Logistics Series A Preference Share is the total of:

(i)	any dividend relating to each JD Logistics Series A Preference Share which has been declared by JD Logistics but unpaid, to be calculated up to and including the date of the redemption; plus

(ii)
JD Logistics Series A Preference Shares purchase price, that is US$2.50 per JD Logistics Series A Preference Shares, subject to appropriate adjustments in the event of any share dividend, share combination or similar recapitalization events.

JD Logistics accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of JD Logistics Series A Preference Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital.
Once additional
paid-in-capital
has been exhausted, additional charges are recorded by increasing the accumulated deficit.
Conversion Rights
Each JD Logistics Series A Preference Share shall be convertible, at the option of the holder of JD Logistics Series A Preference Shares, at any time after the date of issuance of such JD Logistics Series A Preference Shares, into such number of fully paid and non-assessable ordinary shares as is determined by dividing JD Logistics Series A Preference Shares purchase price by the conversion price then applicable to such JD Logistics Series A Preference Shares. The conversion price of each JD Logistics Series A Preference Share is the same as its original issuance price if no adjustments to conversion price have occurred. As of December 31, 2020, each JD Logistics Series A Preference Share is convertible into one ordinary share.
Each JD Logistics Series A Preference Share shall automatically be converted into ordinary shares (i) upon the consummation of a Qualified IPO; or (ii) in the event that the holders of JD Logistics Series A Preference Shares holding at least 50% of JD Logistics Series A Preference Shares in issue elect to convert JD Logistics Series A Preference Shares.
The convertible redeemable
non-controlling
interests of JD Logistics Series A Preference Shares for the years ended December 31, 2019 and 2020 are summarized as follows:

	Number of shares	Amount
		RMB’000
Balance as of December 31, 2018	1,004,000,000	15,961,284
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	—	3,100

Balance as of December 31, 2019	1,004,000,000	15,964,384

Issuance	22,867,347	443,039
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	—	(288)

Balance as of December 31, 2020	1,026,867,347	16,407,135

JD.com, Inc.
Notes to the Consolidated Financial Statements

23. Convertible redeemable
non-controlling
interests (Continued)

Kuayue Express Series A and A+ Preference Equity Instruments
In August and October 2018, Kuayue Express entered into definitive agreements with third-party investors and issued equity instruments of Kuayue Express with preference rights (“Kuayue Express Series A and A+ Preference Equity Instruments”).
The Group determined that Kuayue Express Series A and A+ Preference Equity Instruments should be classified as mezzanine equity since they were contingently redeemable by the holders 9 years from the issuance date in the event that an initial public offering has not occurred.
The Group records accretion on Kuayue Express Series A and A+ Preference Equity Instruments, where applicable, to the redemption value from the issuance date to the earliest redemption date.
The Group determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded redemption feature are clearly and closely related to that of Kuayue Express Series A and A+ Preference Equity Instruments. Kuayue Express Series A and A+ Preference Equity Instruments are not readily convertible into cash as there is not a market mechanism in place for trading of equity instruments of Kuayue Express.
The primary preference rights of Kuayue Express Series A and A+ Preference Equity Instruments are as follows:
Voting rights
Each of the Kuayue Express Series A and A+ Preference Equity Instrument has voting rights equivalents to the number of ordinary equity securities into which such equity instrument with preference rights could be then convertible.
Dividends rights
The holders of Kuayue Express Series A and A+ Preference Equity Instruments are entitled to receive dividends, out of any assets legally available, as and if declared by the board of directors of Kuayue Express. Such distributions shall not be cumulative. To the extent any dividend is declared and paid, such dividend shall be paid ratably to all holders of equity securities in Kuayue on a fully diluted basis.
Liquidation Preferences
In the event of any liquidation, dissolution or winding up of Kuayue Express, either voluntary or involuntary, distributions to shareholders of Kuayue Express shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law):
Each holder of Kuayue Express Series A and A+ Preference Equity Instruments shall be entitled to receive the amount equal to 100% of the applicable purchase price of such Kuayue Express Series A and A+ Preference Equity Instruments, plus the corresponding share of retained profits of Kuayue Express, prior and in preference to any distribution of any of the assets or surplus funds of Kuayue Express to the holders of ordinary equity securities.
If the assets and funds available for distribution shall be insufficient to permit the payment to such holders of the full preferred preference amount, the liquidation preference amount will be distributed ratably to the holders of Kuayue Express Series A and A+ Preference Equity Instruments in accordance with their relative shareholding.
After distributing or paying in full the liquidation preference amount to all of the holders of Kuayue Express Series A and A+ Preference Equity Instruments, the remaining assets of Kuayue Express available for distribution, if any, shall be distributed to the holders of ordinary equity securities on a pro-rata
basis, based on the number of equity securities then held by each holder on a fully diluted basis.

JD.com, Inc.
Notes to the Consolidated Financial Statements

23. Convertible redeemable
non-controlling
interests (Continued)

Redemption Rights
Upon the earlier to occur of (i) Kuayue Express has not completed an IPO following the ninth (9th) anniversary of the issuance date of Kuayue Express Series A or A+ Preference Equity Instruments, or (ii) any material breach of any transaction agreement by Kuayue Express or any founder party of Kuayue Express, any holder of Kuayue Express Series A or A+ Preference Equity Instruments may require Kuayue Express to redeem any or all of the then outstanding equity securities held by such holders at the redemption price which represent the purchase price, plus an interest at an annual rate of 5% calculating from the issuance date to the payment date, less any retained profits collected by such holder.
The redeemable
non-controlling
interests of Kuayue Express Series A and A+ Preference Equity Instruments for the year ended December 31, 2020 are summarized as follows:

Amount
RMB’000
Balance as of December 31, 2019	—
Business acquisition	719,144
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	6,929

Balance as of December 31, 2020	726,073

JD.com, Inc.
Notes to the Consolidated Financial Statements

24. Financing for JD Health
In May 2019, JD Health entered into definitive agreements for the non-redeemable

series A preference share financing (“JD Health Series A Preference Shares”) with a group of third-party investors. The total amount of financing raised from JD Health Series A Preference Shares was approximately RMB6.5 billion, representing 13.5% of the ownership of JD Health on a fully diluted basis.
In August 2020, JD Health entered into definitive agreements for the non-redeemable
series B preferred share financing (“JD Health Series B Preference Shares”) with a group third-party investors. The total amount of financing raised from JD Health Series B Preference Shares was approximately RMB6.3 billion, representing 4.5% of the ownership of JD Health on a fully diluted basis.
The Group determined that JD Health Series A Preference Shares and JD Health Series B Preference Shares should be classified as non-controlling
interests upon its issuance since they were not redeemable by the holders.
In December 2020, JD Health IPO was completed with net proceeds after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB25.7 billion, representing 13.8% of the issued share capital of JD Health immediately after the completion of the exercise of the over-allotment option. Upon the completion of JD Health IPO, JD Health Series A Preference Shares and JD Health Series B Preference Shares have been converted into ordinary shares of JD Health.
As of December 31, 2019, among the proceeds received, RMB1.0 billion was recorded as non-controlling
interests and RMB5.2 billion was recorded as additional
paid-in
capital. As of December 31, 2020, among the proceeds received, RMB11.8 billion was recorded as non-controlling
interests and RMB26.7 billion was recorded as additional
paid-in
capital.
25. Financing for JD MRO
In April and December 2020, JD Industrial Technology Inc. (“JD MRO”), the Group’s subsidiary specialized in industrial maintenance, repair and operations products and services, entered into definitive agreements for non-redeemable
series A and series
A-1
preference share financing (“JD MRO Series A and
A-1
Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD MRO Series A and
A-1
Preference Shares was approximately US$335 million. The Group held over 80% of JD MRO’s issued and outstanding shares after the financing of JD MRO Series A and
A-1
Preference Shares.
The Group determined that JD MRO Series A and A
-
1 Preference Shares should be classified as
non-controlling
interests upon its issuance since they were not redeemable by the holders.
As of December 31, 2020, among the proceeds received, RMB0.5 billion was recorded as non-controlling
interests and RMB1.8 billion was recorded as additional
paid-in
capital, the remaining proceeds was received in January 2021.

JD.com, Inc.
Notes to the Consolidated Financial Statements

26. Ordinary shares
Upon inception, 1 ordinary share was issued at a par value of US$0.00002 per share.
In March 2014, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”), in connection with Tencent Transaction (Note 31). Additionally, upon the initial public offering in May 2014, the Company issued 166,120,400 Class A ordinary shares. Concurrently, the Company issued 139,493,960 Class A ordinary shares in a private placement to Huang River Investment Limited.
In June 2016, the Company issued 144,952,250 Class A ordinary shares to Newheight Holdings Ltd., a wholly owned subsidiary of
Wal-Mart
Stores, Inc. (“Walmart”), in connection with Walmart transaction. In the transaction, Walmart transferred Yihaodian marketplace platform assets to the Group, including the Yihaodian brand, mobile apps and websites, and entered into business cooperation arrangements with the Group in return.
In June 2018, the Company issued 27,106,948 Class A ordinary shares to Google LLC, and received a consideration of RMB3,531,870,000 after deducting financing charges.
In May 2019, the Company issued 8,127,302 Class A ordinary shares to Huang River Investment Limited (Note 31).
In May 2020, the Company issued 2,938,584 Class A ordinary shares to Huang River Investment Limited (Note 31).
In June 2020, the Company completed its global offering and the Company’s shares have been listed on the Main Board of the HKEX. Accordingly, the Company issued 152,912,100 Class A ordinary shares, including the exercise of the over-allotment option.
The ordinary shares reserved for future exercise of the RSUs and share options were 137,075,214 and 139,186,246 as of December 31, 2019 and 2020, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

27. Share repurchase program
In December 2018, the Company’s Board of Directors authorized a share repurchase program (“2018 share repurchase program”) under which the Company may repurchase up to US$1,000,000,000 worth of its ADSs over the following 12 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.
Under the 2018 share repurchase program, the Company repurchased 2,332,048 ADSs. For the year ended December 31, 2018, the Company repurchased 1,396,200 ADSs for US$29,999,000 (RMB205,886,000) on the open market, at a weighted average price of US$21.48 per ADS. For the year ended December 31, 2019, the Company repurchased 935,848 ADSs for US$19,101,000 (RMB131,010,000) on the open market, at a weighted average price of US$20.41 per ADS.
In March 2020, the Company’s Board of Directors authorized a share repurchase program (“2020 share repurchase program”) under which the Company may repurchase up to US$2,000,000,000 worth of its ADSs over the following 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.
Under the 2020 share repurchase program, the Company repurchased 1,191,370 ADSs for US$44,132,000 (RMB311,776,000) on the open market, at a weighted average price of US$37.04 per ADS, for the year ended December 31, 2020.
The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

JD.com, Inc.
Notes to the Consolidated Financial Statements

28. Other comprehensive income
Changes in the composition of accumulated other comprehensive income attributable to ordinary shareholders for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/(losses) on available-for-sale securities	Total
	RMB’000	RMB’000	RMB’000
Balances as of December 31, 2017	661,685	1,180,396	1,842,081
Cumulative effect of changes in accounting principles related to financial instruments	—	(1,156,642)	(1,156,642)
Other comprehensive income/(loss)	2,696,784	(23,127)	2,673,657

Balances as of December 31, 2018	3,358,469	627	3,359,096
Other comprehensive income	749,865	54,186	804,051

Balances as of December 31, 2019	4,108,334	54,813	4,163,147
Other comprehensive loss	(7,656,413)	(54,802)	(7,711,215)

Balances as of December 31, 2020	(3,548,079)	11	(3,548,068)

The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.
29. Share-based compensation
For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized were RMB3,659,989,000, RMB3,694,955,000 and RMB4,155,933,000, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Cost of revenues	71,983	82,243	98,168
Fulfillment	418,895	440,167	646,331
Marketing	190,499	258,860	346,952
Research and development	1,162,579	1,340,317	1,400,067
General and administrative	1,816,033	1,573,368	1,664,415

Total	3,659,989	3,694,955	4,155,933

Share incentive plan
The Company granted share-based awards to eligible employees and non-employees
pursuant to a share incentive plan entitled “Share Incentive Plan”, which was adopted on November 13, 2014 and governed the terms of the awards.
As of December 31, 2020, the Group had reserved 142,927,412 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

JD.com, Inc.
Notes to the Consolidated Financial Statements

29. Share-based compensation (Continued)

(1) Employee and
non-employee
awards
The RSUs and share options are generally scheduled to be vested over two to ten years.
One-second,
one-third,
one-fourth,
one-fifth,
one-sixth,
or
one-tenth
of the awards, depending on different vesting schedules of the Plans, are usually vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years. Starting from the year ended December 31, 2016, certain awards had multiple tranches with tiered vesting commencement dates from 2016 to 2025, and each of the tranches is subject to a six-year
vesting schedule.
Upon the reorganization of JD Digits, the employees’ status of JD Digits changed from the employees of the Company’s subsidiary to non-employees
of the Company. Subsequent to June 2020, the employees’ status of JD Digits changed from non-employees
of the Company to employees of the Company’s equity method investee. Share-based awards granted by the Company to employees of JD Digits and share-based awards granted by JD Digits to employees of the Company were insignificant for all periods presented.
RSUs
a) Service-based RSUs
A summary of activities of the service-based RSUs for the years ended December 31, 2018, 2019 and 2020 is presented as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2017	106,045,892	13.77
Granted	40,383,436	18.95
Vested	(16,137,554)	12.47
Forfeited or cancelled	(11,795,682)	15.16

Unvested as of December 31, 2018	118,496,092	15.58

Granted	33,202,744	14.29
Vested	(20,423,568)	14.96
Forfeited or cancelled	(30,444,064)	15.36

Unvested as of December 31, 2019	100,831,204	15.35

Granted	42,621,084	26.44
Vested	(20,632,596)	15.25
Forfeited or cancelled	(14,550,450)	16.13

Unvested as of December 31, 2020	108,269,242	19.62

As of December 31, 2019 and 2020, 4,478,140 and 3,325,796 outstanding service-based RSUs were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Digits.
For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB2,968,468,000, RMB2,958,847,000 and RMB3,084,849,000, respectively.
As of December 31, 2020, there were RMB7,483,273,000 of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 4.8 years. The total fair value and intrinsic value of service-based RSUs vested was US$295,632,000 (RMB1,892,221,000), US$312,962,000 (RMB2,125,609,000) and US$493,843,000 (RMB3,457,997,000) during the years ended December 31, 2018, 2019 and 2020, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

29. Share-based compensation (Continued)

(1) Employee and
non-employee
awards (Continued)

b) Performance-based RSUs
A summary of activities of the performance-based RSUs for the years ended December 31, 2018, 2019 and 2020 is presented as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2017	213,486	6.33
Granted	—	—
Vested	(103,788)	6.33
Forfeited or cancelled	(30,152)	6.33

Unvested as of December 31, 2018	79,546	6.33

Granted	—	—
Vested	(39,772)	6.33
Forfeited or cancelled	(19,888)	6.33

Unvested as of December 31, 2019	19,886	6.33

Granted	—	—
Vested	(9,942)	6.33
Forfeited or cancelled	—	—

Unvested as of December 31, 2020	9,944	6.33

For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized by the Group for the performance-based RSUs granted were insignificant.
As of December 31, 2020, there were RMB5,000 of unrecognized share-based compensation expenses related to the performance-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 0.1 years.
The total fair value and intrinsic value of the performance-based RSUs vested was US$2,555,000 (RMB16,181,000), US$494,000 (RMB3,312,000) and US$187,000 (RMB1,290,000) during the years ended December 31, 2018, 2019 and 2020, respectively.
Share options
A summary of activities of the service-based share options for the years ended December 31, 2018, 2019 and 2020 is presented as follows:

JD.com, Inc.
Notes to the Consolidated Financial Statements

29. Share-based compensation (Continued)

(1) Employee and
non-employee
awards (Continued)

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$’000
Outstanding as of December 31, 2017	17,110,108	6.49	6.2	243,327
Exercised	(1,077,036)	5.23
Forfeited or cancelled	(285,336)	7.68
Expired	—

Outstanding as of December 31, 2018	15,747,736	6.55	5.3	72,658

Exercised	(3,299,962)	5.72
Forfeited or cancelled	(2,223,650)	8.52
Expired	—

Outstanding as of December 31, 2019	10,224,124	6.39	4.3	114,720

Granted	—
Exercised	(5,073,294)	6.23
Forfeited or cancelled	(243,770)	10.24
Expired	—

Outstanding as of December 31, 2020	4,907,060	6.38	3.0	184,380

Vested and expected to vest as of December 31, 2020	4,833,518	6.28	2.9	182,098
Exercisable as of December 31, 2020	4,539,348	5.85	2.7	172,970
As of December 31, 2019 and 2020, 1,072,212 and 71,502 outstanding share options were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Digits.
There was no option granted during the years ended December 31, 2018, 2019 and 2020.
The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was US$15,326,000 (RMB99,267,000), US$31,762,000 (RMB219,918,000) and US$110,692,000 (RMB762,251,000), respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options. Cash received from the exercises of share options of the Company during the years ended December 31, 2018, 2019 and 2020 was US$7,382,000 (RMB48,555,000), US$16,201,000 (RMB112,153,000) and US$33,903,000 (RMB235,889,000), respectively. Cash receivable from the exercises of share options of the Company as of December 31, 2019 and 2020 was US$3,127,000 (RMB21,813,000) and US$822,000 (RMB5,361,000), respectively.
For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized by the Group for the share options granted were RMB32,558,000, RMB3,837,000 and RMB(34,655,000), respectively. As of December 31, 2020, there were RMB3,145,000 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 1.0 years.

JD.com, Inc.
Notes to the Consolidated Financial Statements

29. Share-based compensation (Continued)

(2) Founder awards
In May 2015, the board of directors of the Company approved a
10-year
compensation plan for Mr. Richard Qiangdong Liu (Mr. Liu), the Founder. Under this plan, Mr. Liu will receive RMB1 per year in cash salary and zero cash bonus during the
10-year
period. Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan, subject to a
10-year
vesting schedule with 10% of the awards vesting on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the
10-year
period.
For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized for the Founder’s share options were RMB167,184,000, RMB134,367,000 and RMB103,795,000, respectively.
As of December 31, 2020, there were RMB185,393,000 of unrecognized share-based compensation expenses related to the Founder’s share options. The expenses are expected to be recognized over a weighted-average period of 4.4 years.
(3) Share-based compensation of subsidiaries
In April 2018, JD Logistics granted share-based awards (“JD Logistics Plan”) to eligible employees and non-employees
to attract and retain the best available personnel, provide additional incentives to its employees and non-employees
for promoting the success of JD Logistics. The JD Logistics Plan consists of share options, RSUs and other types of awards. JD Logistics granted 187,844,000, 83,476,500 and 224,511,105 share options of JD Logistics to its employees and non-employees
for the years ended December 31, 2018, 2019 and 2020, respectively, including the share options granted to Mr. Liu as mentioned below. The estimated fair value of each option grant is estimated on the date of grant using the binominal option-pricing model. The weighted average grant date fair value of options granted for the years ended December 31, 2018, 2019 and 2020 was US$1.39, US$1.67 and US$2.00 per share, respectively. For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses for the share options granted under JD Logistics Plan were RMB400,968,000, RMB572,109,000 and RMB640,141,000, respectively. As of December 31, 2020, there were RMB2,177,410,000 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 5.4 years.
In September 2020, JD Health granted share-based awards (“JD Health Plan”) to eligible employees and non-employees
to attract and retain the best available personnel, provide additional incentives to its employees and non-employees
for promoting the success of JD Health. The JD Health Plan consists of share options, RSUs and other types of awards. JD Health granted 94,770,812 share options of JD Health to its employees and non-employees
for the year ended December 31, 2020, including the share options granted to Mr. Liu as mentioned below. The estimated fair value of each option grant is estimated on the date of grant using the binominal option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2020 was US$7.45 per share. For the year ended December 31, 2020, total share-based compensation expenses for the share options granted under JD Health Plan were RMB331,241,000. As of December 31, 2020, there were RMB2,795,798,000 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 5.6 years.
In October 2020, with approval of the Company’s board of directors and the board of directors of JD Logistics and JD Health, options to acquire 99,186,705 ordinary shares of JD Logistics with an exercise price of US$0.01 per share and options to acquire 53,042,516 ordinary shares of JD Health with an exercise price of US$0.0000005 per share were granted to Mr. Liu (collectively, the “Grants”) according to the existing share incentive plan of each of JD Logistics and JD Health, respectively. The Grants were awarded to Mr. Liu to motivate him to continue leading the future success of JD Logistics and JD Health. The Grants by JD Logistics and JD Health are each subject to a
6-year
vesting schedule with 16.7% of the awards vesting on each anniversary of the grant date.

JD.com, Inc.
Notes to the Consolidated Financial Statements

30. Net income/(loss) per share
Basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2018	2019	2020
Numerator:
Net income/(loss) attributable to ordinary shareholders – basic (RMB’000)	(2,491,633)	12,184,155	49,405,223
Impact of subsidiaries’ diluted earnings (RMB’000)	—	—	(157,589)

Net income/(loss) attributable to ordinary shareholders – diluted (RMB’000)	(2,491,633)	12,184,155	49,247,634
Denominator:
Weighted average number of shares – basic	2,877,902,678	2,912,637,241	3,021,808,985
Adjustments for dilutive options and RSUs	—	54,684,562	87,215,045

Weighted average number of shares – diluted	2,877,902,678	2,967,321,803	3,109,024,030
Basic net income/(loss) per share attributable to ordinary shareholders (RMB)	(0.87)	4.18	16.35
Diluted net income/(loss) per share attributable to ordinary shareholders (RMB)	(0.87)	4.11	15.84
Generally, basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the respective year. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 160,431,097, 149,343,638 and 138,762,892 for the years ended December 31, 2018, 2019 and 2020 on a weighted average basis, respectively. They were not included in the calculation of diluted net income/(loss) per share in the periods presented where their inclusion would be anti-dilutive. For the years ended December 31, 2018 and 2019, as JD Logistics was in a loss position, the effect of redemption feature of JD Logistics Series A Preference Shares was anti-dilutive and excluded from the calculation of diluted net income/(loss) per share.

JD.com, Inc.
Notes to the Consolidated Financial Statements

31. Related party transactions
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	A shareholder of the Group
Bitauto and its subsidiaries (“Bitauto Group”) (**)	An investee of the Group
Tuniu and its subsidiaries (“Tuniu Group”) (**)	An investee of the Group
Dada and its subsidiaries (“Dada Group”)	An investee of the Group
JD Digits (*)	An investee of the Group, and controlled by the Founder
Yixin and its subsidiaries (“Yixin Group”) (**)	An investee of the Group
Core Fund and Core Fund II (“Core Funds”)	Investees of the Group
AiHuiShou and its subsidiaries (“AiHuiShou Group”)	An investee of the Group

(*)	JD Digits became an investee of the Group since June 2020 (Note 6).
(**)
As the Group had no significant influence over Bitauto Group, Tuniu Group and Yixin Group and no longer served as the major vendor of such investees, such investees were not considered the Group’s related parties since the quarter ended December 31, 2020.

(a) The Group entered into the following transactions with the major related parties:

Transactions	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Revenues:
Commission from cooperation on advertising business with Tencent Group(***)	345,186	287,926	354,982
Services provided and products sold to Tencent Group(***)	276,728	398,700	374,616
Services provided and products sold to Dada Group	122,326	132,585	179,455
Services provided and products sold to AiHuiShou Group	8,781	349,257	663,802
Traffic support, marketing and promotion services provided to Bitauto Group	608,844	606,593	164,528
Traffic support, marketing and promotion services provided to Tuniu Group	132,008	131,621	82,939
Services provided and products sold to JD Digits	449,093	342,270	598,446
Operating expenses:
Services received and purchases from Tencent Group(***)	1,175,849	2,222,196	3,225,924
Services received from Dada Group	938,627	1,565,470	2,200,291
Payment processing and other services received from JD Digits	3,930,847	4,980,748	6,945,128
Lease and property management services received from Core Funds	—	476,001	838,385
Services received from AiHuiShou Group	—	10,467	31,830
Other income:
Income from non-compete agreement with Dada Group	78,771	82,123	82,167
Interest income from loans provided to JD Digits	179,556	40,632	31,006
Interest income from loans provided to Core Funds	—	75,496	48,872

(***)
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

On May 10, 2019, the Company renewed the strategic cooperation agreement with Tencent, for a period of three years starting from May 27, 2019. Tencent continued to offer the Group prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two parties also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. As part of the total consideration, the Company agreed to issue to Tencent a certain number of the Company’s Class A ordinary shares for a consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the three-year period, of which 8,127,302 and 2,938,584 of the Company’s Class A ordinary shares were issued in May 2019 and May 2020, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

31. Related party transactions (Continued)

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.06%, 0.13% and 0.12% of total net revenues of the Group for the years ended December 31, 2018, 2019, and 2020, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.14%, 0.20% and 0.28% of total operating expenses of the Group for the years ended December 31, 2018, 2019, and 2020, respectively.
(b) The Group had the following balances with the major related parties:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Due from Tencent Group	1,128,102	791,079
Due from JD Digits
Loans provided to JD Digits (****)	365,089	2,706,855
Other receivables from JD Digits	1,363,479	1,359,315
Due from Core Funds
Loans provided to Core Funds(****)	579,118	1,045,293
Other receivables from Core Funds	569,832	614,559
Due from AiHuiShou Group	—	5,216

Total	4,005,620	6,522,317

Due to Tuniu Group	(2,133)	—
Due to Dada Group	(208,123)	(497,903)
Due to AiHuiShou Group	(17,504)	—

Total	(227,760)	(497,903)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group	(164,528)	—
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group	(82,939)	—
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	(207,096)	(144,968)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to AiHuiShou Group	(1,899,099)	(1,468,181)

Total	(2,353,662)	(1,613,149)

Other liabilities in relation to non-compete obligation to Dada Group	(276,976)	(181,340)

Total	(276,976)	(181,340)

(****)
In relation to the loans provided to JD Digits and Core Funds, the Group charged JD Digits and Core Funds based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

JD.com, Inc.
Notes to the Consolidated Financial Statements

31. Related party transactions (Continued)

As of December 31, 2019 and 2020, the Group recorded amount due from related parties other than the major related parties as stated above of RMB228,447,000 and RMB387,472,000, which represented approximately 2.22% and 2.87% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2019 and 2020, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties as stated above of RMB279,769,000 and RMB87,421,000, which represented approximately 0.20% and 0.05% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current
liabilities, respectively.
(c) Other information related to related party transactions:
Based on a series of agreements signed on January 1, 2016, JD Digits will perform the credit risk assessment and other related services in relation to consumer financing business and obtain the rewards from such services, thus JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due
consumer financing receivable related to the consumer financing business transferred from the Group to JD Digits were RMB242,473,000, RMB189,007,000 and RMB492,703,000 for the years ended December 31, 2018, 2019 and 2020, respectively. In connection with the consumer financing business, JD Digits charged the Group RMB1,055,239,000, RMB1,284,955,000 and RMB1,721,007,000, for the years ended December 31, 2018, 2019 and 2020 for payment processing services provided to the Group, respectively, which are included in “payment processing and other services received from JD Digits” stated above.
The Group also transferred certain financial assets to JD Digits with or without recourse at fair value. The accounts receivable transferred with recourse were RMB1,387,774,000, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively, which were not derecognized. The accounts receivable transferred without recourse were RMB9,854,493,000, RMB24,585,577,000 and RMB33,406,112,000 for the years ended December 31, 2018, 2019 and 2020, respectively, and were derecognized.
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

JD.com, Inc.
Notes to the Consolidated Financial Statements

32. Segment reporting
The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets, share-based compensation expenses and certain operating expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Net revenues:
JD Retail	447,502,173	552,245,141	702,929,619
New Businesses	14,665,281	23,932,278	42,790,954
Inter-segment(*)	(1,103,943)	(435,364)	(724,639)

Total segment net revenues	461,063,511	575,742,055	744,995,934
Unallocated items	956,248	1,146,429	805,952

Total consolidated net revenues	462,019,759	576,888,484	745,801,886

Operating income/(loss):
JD Retail	7,049,222	13,775,339	19,484,484
New Businesses	(5,136,657)	(1,022,281)	(2,498,850)
Including: gain on sale of development properties (Note 19)	—	3,884,709	1,648,747

Total segment operating income	1,912,565	12,753,058	16,985,634
Unallocated items(**)	(4,531,696)	(3,758,178)	(4,642,814)

Total consolidated operating income/(loss)	(2,619,131)	8,994,880	12,342,820
Total other income	245,453	4,697,652	38,476,071

Income/(loss) before tax	(2,373,678)	13,692,532	50,818,891

(*)
The inter-segment eliminations mainly consist of services provided by JD Retail to overseas business, and certain services provided by JD Logistics to the vendors of JD Retail, which the Group records as a deduction of cost of revenues at the consolidated level.

(**)	A summary of unallocated items for the years presented is as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Share-based compensation	(3,659,989)	(3,694,955)	(4,155,933)
Amortization of intangible assets resulting from assets and business acquisitions	(1,805,638)	(885,385)	(723,420)
Effects of business cooperation arrangements	956,248	822,162	236,539
Impairment of goodwill and intangible assets	(22,317)	—	—

Total	(4,531,696)	(3,758,178)	(4,642,814)

JD.com, Inc.
Notes to the Consolidated Financial Statements

33. Employee benefit
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB5,290,925,000, RMB5,694,240,000 and RMB4,580,258,000 for the years ended December 31, 2018, 2019 and 2020, respectively. Employee benefit expenses for the year ended December 31, 2020 was partially offset by the one-off
benefit of the social security relief.

34.	Lines of credit and loan facilities
As of December 31, 2020, the Group had agreements with reputable commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB100,087,349,000. The Group was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2020. As of December 31, 2020, under the lines of credit, the Group mainly had RMB22,206,272,000 reserved for the issuance of bank acceptance and RMB1,076,566,000 reserved for the bank guarantee.
In December 2017, the Group entered into a
5-year
US$1,000,000,000 term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over London Interbank Offered Rate. The use of proceeds of the facilities was intended for general corporate purposes. In June 2018, the Group drew down US$450,000,000 under the facility commitment, and the borrowings will be due in 2022, which were recorded in long-term borrowings in the consolidated balance sheets. In April 2020, the Group drew down US$550,000,000 under the facility commitment, and the borrowings were fully repaid in July 2020. As of December 31, 2020, the Group had an undrawn balance of US$550,000,000 under the credit facilities agreement, with a commitment fee of 0.2% per annum on the undrawn portion, which will expire one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement. As of December 31, 2020, the aggregate amounts repayable within a period of more than one year but not exceeding two years was US$450,000,000.

JD.com, Inc.
Notes to the Consolidated Financial Statements

35. Commitments and contingencies
Commitments for internet data center (IDC) service fee
The Group entered into non-cancelable IDC service agreements. The related expenses were
RMB1,498,935,000, RMB2,493,830,000 and RMB2,864,080,000
for the years ended December 31, 2018, 2019 and 2020, respectively, and were charged to the consolidated statements of operations and comprehensive income/(loss) when incurred.
Future minimum payments under these non-cancelable agreements with initial terms of one year or more consist of the following:

As of December 31, 2020
RMB’000
2021	1,496,545
2022	709,319
2023	457,042
2024	412,066
2025	301,877
2026 and thereafter	1,905,370

5,282,219

Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB7,649,562,000 as of December 31, 2020. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Investment commitments
The Group’s investment commitments primarily related to capital contribution obligation for certain investment funds. Total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,865,700,000 as of December 31, 2020.
Long-term debt obligations
The Group’s long-term debt obligations include unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes and long-term borrowings have been disclosed in Note 17 and Note 34, respectively.
Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day
operations of the Group. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and 2020.

JD.com, Inc.
Notes to the Consolidated Financial Statements

36. Restricted net assets
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.
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
As a result of these PRC laws and regulations that require annual appropriations of 10%
of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Company’s PRC subsidiaries and consolidated VIEs are restricted in their ability to transfer a portion of their net assets to the Company.
Amounts restricted include paid-in capital and statutory reserve funds, as determined pursuant to the PRC GAAP, totaling approximately
RMB28,925,817,000
, or 15% of the Company’s total consolidated net assets, as of December 31, 2020. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

JD.com, Inc.
Notes to the Consolidated Financial Statements

37.	Subsequent events
JD Logistics applied for HKEX listing
On February 16, 2021, JD Logistics, through its joint sponsors, submitted a listing application form to the HKEX to apply for the listing of, and permission to deal in, the shares of JD Logistics on the Main Board of the HKEX. There is no assurance as to whether or when the proposed listing may take place.
Financing for JD Property
On March 10, 2021, JD Property entered into definitive agreements for the nonredeemable series A preference share financing with co-lead
investors Hillhouse Capital and Warburg Pincus, among others. The total amount expected to be raised is approximately US$700 million, subject to customary closing conditions. The Company will remain the majority shareholder of JD Property after the completion of this transaction.
Investment in Dada
On March 22, 2021, the Group entered into a share purchase agreement with Dada, under which the Group has agreed to invest a total of US$800 million in newly issued ordinary shares of Dada, at a per share purchase price equal to the closing trading price of Dada’s ordinary shares on the Nasdaq, on March 19, 2021, the last trading day prior to the date of the share purchase agreement. Following the transaction, the Group will hold, taking into account its existing holding, approximately 51% of Dada’s issued and outstanding shares. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings. Upon the closing of the transaction, the Group expects to consolidate the financial results of Dada into its consolidated financial statements. The Group’s increased investment in Dada will facilitate both sides to promote the expansion of on-demand
retail and delivery, as well as omnichannel collaboration. This is expected to help the Group to further diversify its retail services, enable its business partners to improve their operating efficiency, and deliver better services for its consumers. The Group has agreed not to sell, transfer or dispose of any shares acquired in the transaction for six months after the closing.
Spin-off
of JD Cloud & AI business to JD Digits
On March 31, 2021, the Group entered into definitive agreements with JD Digits relating to the reorganization of the Group’s cloud computing and artificial intelligence business (“JD Cloud & AI”). Pursuant to the definitive agreements, the Group transferred JD Cloud & AI and certain assets together valued at approximately RMB15.7 billion, as consideration in exchange for newly issued ordinary shares of JD Digits. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from the Group’s consolidated financial statements, and the Group’s equity interest in JD Digits increased from 36.8%
 to approximately
42%.
Share repurchase program
Under the 2020 share repurchase program, as of the date of this report, the Company had repurchased 8,775,180 ADSs for approximately US$669,970,000.