Form 20-F
period 2021-12-31
JD.com, Inc.
filed 2022-04-28
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

2,690,646,636 Class A ordinary shares (excluding the 40,476,694 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan) and 428,185,501 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2021.
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

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“CSRC” are to the China Securities Regulatory Commission;

•	“HFCAA” are to the Holding Foreign Companies Accountable Act;

•	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•
“JD Health” are to JD Health International Inc., a consolidated subsidiary of our company and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6618), and, except where the context otherwise requires, its subsidiaries and its consolidated variable interest entities and their subsidiaries;

•
“JD Logistics” are to JD Logistics, Inc., a consolidated subsidiary of our company and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 2618), and, except where the context otherwise requires, its subsidiaries and its consolidated variable interest entities and their subsidiaries;

•
“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00002 per share;

•	“PCAOB” are to the Public Company Accounting Oversight Board of the United States;

•	“SEC” are to the United States Securities and Exchange Commission;

•	“SFC” are to the Securities and Futures Commission of Hong Kong;

•	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time; and

•
“we,” “us,” “our company” or “our” are to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated variable interest entities and their subsidiaries. Our consolidated variable interest entities include, among others, Beijing Jingdong 360 Degree
E-Commerce
Co., Ltd., Jiangsu Yuanzhou
E-Commerce
Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd., Jiangsu Jingdong Bangneng Investment Management Co., Ltd., and Suqian Juhe Digital Enterprise Management Co., Ltd. References to our consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate.

Summary of Risk Factors
An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3.D. Key Information—Risk Factors.
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

•
Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations;

•
The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval; and

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Risks Related to Our Corporate Structure
Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
We are a Cayman Islands holding company with no equity ownership in our variable interest entities and we conduct certain of our operations through our variable interest entities, with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in our variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, variable interest entities and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our variable interest entities and, consequently, significantly affect the financial performance of our variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value.

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

•
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline;

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

•
The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs;

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
Our reporting currency is the Renminbi, or RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB6.3726 to US$1.00 and HK$7.7996 to US$1.00, the respective exchange rates on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Our Holding Company Structure and Contractual Arrangements with Our
Variable Interest Entities
JD.com, Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our variable interest entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in certain value-added telecommunication services and certain other restricted services related to our businesses, such as domestic document delivery services. Accordingly, we operate these businesses in China through our variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders to control the business operations of our variable interest entities. The external revenues contributed by our variable interest entities accounted for 4.7%, 5.0% and 6.2% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our variable interest entities in China, including but not limited to Beijing Jingdong 360 Degree
E-Commerce
Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website; Jiangsu Yuanzhou
E-Commerce
Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products; Xi’an Jingdong Xincheng Information Technology Co., Ltd., or Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services; Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in business of investment management; and Suqian Juhe Digital Enterprise Management Co., Ltd., or Suqian Juhe, which was established in June 2020 and primarily provides enterprise management services. Investors in our ADSs or Class A ordinary shares are not purchasing equity interest in our variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.
A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, our variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with our variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. For more details of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Our Consolidated Variable Interest Entities.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with our variable interest entities and their owners for a portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks associated with our contractual arrangements with our variable interest entities. If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our variable interest entities and, consequently, significantly affect the financial performance of our variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.” Specifically, there are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.”
Risks and Uncertainties Relating to Doing Business in China
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3.D. Key Information—Risk Factors— Risks Related to Doing Business in China —Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as
e-commerce
business and internet platforms.”

The Holding Foreign Companies Accountable Act
The HFCAA, which was enacted on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States stock exchange. The related risks and uncertainties could cause the value of our ADSs and Class A ordinary shares to significantly decline. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3.D. Key Information—Risk Factors— Risks Related to Our Business —Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our PRC subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our variable interest entities in China, including, among others, ICP licenses, Courier Service Operation Permits and Practicing License for Medical Institutions. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3.D. Key Information—Risk Factors— Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as
e-commerce
business and internet platforms.”
Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Cash and Asset Flows through Our Organization
JD.com, Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, JD.com, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to JD.com, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to JD.com, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated variable interest entities in which we have no legal ownership, totaling RMB24.2 billion, RMB28.9 billion and RMB46.4 billion (US$7.3 billion) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
Under PRC law, JD.com, Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution.
For the year ended December 31, 2019, JD.com, Inc. received repayment of loans of RMB5.2 billion from our intermediate holding companies and subsidiaries. For the years ended December 31, 2020 and 2021, JD.com, Inc. provided loans of RMB13.4 billion and RMB20.9 billion (US$3.3 billion) to our intermediate holding companies and subsidiaries respectively.
Most of the time, our variable interest entities may be funded from intermediate holding companies, but certain VIE with function of comprehensive funds management, may also provide loan to other internal entities within our group. Since these VIEs belong to different business units, these funds transferred among business units can’t offset each other. Therefore, for the years ended December 31, 2019, 2020 and 2021, our consolidated variable interest entities received funding by loans and capital contribution of RMB5.6 billion, RMB3.4 billion and RMB11.7 billion (US$1.8 billion) from our intermediate holding companies, respectively, and also provided loans of RMB1.4 billion for the year ended December 31, 2019 and received repayment of RMB0.3 billion and RMB1.1 billion (US$0.2 billion) for the years ended December 2020 and 2021, respectively.
JD.com, Inc. has not declared or paid any cash dividends in the past. On April 21, 2022, we announced that our board of directors is considering the declaration and payment of a special dividend in cash. If the board decides to proceed, the declaration of dividend will be adopted by resolution on or about May 4, 2022. See “Item 8.A. Financial Information— Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10.E. Additional Information—Taxation.”
A.    Selected Financial Data
The following table presents the selected consolidated financial information of our company. As of June 30, 2017, we deconsolidated our finance business operated by Jingdong Digits Technology Holding Co., Ltd. (now known as Jingdong Technology Holding Co., Ltd., or JD Technology), as a result of the reorganization of JD Technology. Accordingly, the historical financial results of JD Technology are reflected as discontinued operations in our consolidated financial statements for period from January 1, 2017 to June 30, 2017. Please see “Item 4.A. Information on the Company—History and Development of the Company” for further information. The selected consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020 and 2021, selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report.
The selected consolidated statements of operations data for the years ended December 31, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenues (1) :
Net product revenues	331,824	416,109	510,734	651,879	815,655	127,994
Net service revenues	30,508	45,911	66,154	93,923	135,937	21,332

Total net revenues	362,332	462,020	576,888	745,802	951,592	149,326

Cost of revenues	(311,517)	(396,066)	(492,467)	(636,694)	(822,526)	(129,072)
Fulfillment	(25,865)	(32,010)	(36,968)	(48,700)	(59,055)	(9,267)
Marketing	(14,918)	(19,237)	(22,234)	(27,156)	(38,743)	(6,080)
Research and development	(6,652)	(12,144)	(14,619)	(16,149)	(16,332)	(2,563)
General and administrative	(4,215)	(5,160)	(5,490)	(6,409)	(11,562)	(1,814)
Impairment of goodwill and intangible assets	—	(22)	—	—	—	—

Gain on sale of development properties	—	—	3,885	1,649	767	120

Income/(loss) from operations (2)(3)	(835)	(2,619)	8,995	12,343	4,141	650
Other income/(expense):
Share of results of equity investees	(1,927)	(1,113)	(1,738)	4,291	(4,918)	(772)
Interest expense	(964)	(855)	(725)	(1,125)	(1,213)	(190)
Others, net (4)	3,847	2,213	7,161	35,310	(590)	(93)

Income/(loss) before tax	121	(2,374)	13,693	50,819	(2,580)	(405)
Income tax expenses	(140)	(427)	(1,803)	(1,482)	(1,887)	(296)

Net income/(loss) from continuing operations	(19)	(2,801)	11,890	49,337	(4,467)	(701)

Net income from discontinued operations, net of tax	7	—	—	—	—	—

Net income/(loss)	(12)	(2,801)	11,890	49,337	(4,467)	(701)
Net loss from continuing operations attributable to non-controlling interests shareholders	(135)	(311)	(297)	(75)	(923)	(145)
Net loss from discontinued operations attributable to non-controlling interests shareholders	(5)	—	—	—	—	—
Net income from continuing operations attributable to mezzanine equity classified as non-controlling interests shareholders	—	2	3	7	16	3
Net income from discontinued operations attributable to mezzanine equity classified as non-controlling interests shareholders	281	—	—	—	—	—

Net income/(loss) attributable to ordinary shareholders	(153)	(2,492)	12,184	49,405	(3,560)	(559)

Including:
Net loss from discontinued operations attributable to ordinary shareholders	(269)	—	—	—	—	—

Net income/(loss) from continuing operations attributable to ordinary shareholders	116	(2,492)	12,184	49,405	(3,560)	(559)

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Net income/(loss) per share
Basic
Continuing operations	0.04	(0.87)	4.18	16.35	(1.15)	(0.18)
Discontinued operations	(0.09)	—	—	—	—	—
Net income/(loss) per share	(0.05)	(0.87)	4.18	16.35	(1.15)	(0.18)
Diluted
Continuing operations	0.04	(0.87)	4.11	15.84	(1.15)	(0.18)
Discontinued operations	(0.09)	—	—	—	—	—
Net income/(loss) per share	(0.05)	(0.87)	4.11	15.84	(1.15)	(0.18)
Net income/(loss) per ADS (5)
Basic
Continuing operations	0.08	(1.73)	8.37	32.70	(2.29)	(0.36)
Discontinued operations	(0.19)	—	—	—	—	—
Net income/(loss) per ADS	(0.11)	(1.73)	8.37	32.70	(2.29)	(0.36)
Diluted
Continuing operations	0.08	(1.73)	8.21	31.68	(2.29)	(0.36)
Discontinued operations	(0.18)	—	—	—	—	—
Net income/(loss) per ADS	(0.11)	(1.73)	8.21	31.68	(2.29)	(0.36)
Weighted average number of shares:
Basic	2,844,826,014	2,877,902,678	2,912,637,241	3,021,808,985	3,107,436,665	3,107,436,665
Diluted	2,911,461,817	2,877,902,678	2,967,321,803	3,109,024,030	3,107,436,665	3,107,436,665

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

	For the Year Ended December 31,
	2017		2018		2019		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	236,269	65.2	280,059	60.6	328,703	57.0	400,927	53.8	492,592	77,298	51.8
General merchandise revenues	95,555	26.4	136,050	29.5	182,031	31.5	250,952	33.6	323,063	50,696	33.9

Net product revenues	331,824	91.6	416,109	90.1	510,734	88.5	651,879	87.4	815,655	127,994	85.7

Marketplace and marketing revenues	25,391	7.0	33,532	7.2	42,680	7.4	53,473	7.2	72,118	11,317	7.6
Logistics and other service revenues	5,117	1.4	12,379	2.7	23,474	4.1	40,450	5.4	63,819	10,015	6.7

Net service revenues	30,508	8.4	45,911	9.9	66,154	11.5	93,923	12.6	135,937	21,332	14.3

Total net revenues	362,332	100.0	462,020	100.0	576,888	100.0	745,802	100.0	951,592	149,326	100.0

(2)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(28)	(72)	(82)	(98)	(102)	(16)
Fulfillment	(426)	(419)	(440)	(646)	(882)	(138)
Marketing	(136)	(190)	(259)	(347)	(586)	(92)
Research and development	(671)	(1,163)	(1,340)	(1,400)	(1,781)	(280)
General and administrative	(1,520)	(1,816)	(1,574)	(1,665)	(5,783)	(907)

(3)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(164)	(168)	(165)	(193)	(220)	(35)
Marketing	(1,222)	(1,232)	(637)	(692)	(854)	(134)
Research and development	(84)	(98)	(99)	(99)	(104)	(16)
General and administrative	(308)	(308)	(308)	(309)	(309)	(48)

(4)	Interest income was included in Others, net since 2021, and the presentation of prior years was also updated to conform to current presentation.
(5)	Each ADS represents two Class A ordinary shares.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	25,688	34,262	36,971	86,085	70,767	11,105
Restricted cash	4,110	3,240	2,941	4,434	5,926	930
Short-term investments	8,588	2,036	24,603	60,577	114,564	17,978
Accounts receivable, net	16,359	11,110	6,191	7,112	11,900	1,867
Inventories, net	41,700	44,030	57,932	58,933	75,601	11,863
Property, equipment and software, net	12,574	21,083	20,654	22,597	32,944	5,170
Land use rights, net	7,051	10,476	10,892	11,125	14,328	2,248
Operating lease right-of-use assets	—	—	8,644	15,484	19,987	3,136
Investment in equity investees	18,551	31,357	35,576	58,501	63,222	9,921
Investment securities	10,028	15,902	21,417	39,085	19,088	2,995
Other non-current assets	2,228	5,284	6,806	13,316	21,804	3,423
Total assets	184,055	209,165	259,724	422,288	496,507	77,912
Accounts payable	74,338	79,985	90,428	106,818	140,484	22,045
Accrued expenses and other current liabilities	15,118	20,293	24,656	30,035	34,468	5,409
Non-recourse securitization debt	17,160	4,398	—	—	—	—
Unsecured senior notes	6,447	6,786	6,912	12,854	9,386	1,473
Long-term borrowings	—	3,088	3,139	2,936	—	—
Operating lease liabilities	—	—	8,717	15,763	20,386	3,199
Total liabilities	131,666	132,337	159,099	200,669	249,723	39,187
Total mezzanine equity	—	15,961	15,964	17,133	1,212	190
Total JD.com, Inc. shareholders’ equity	52,041	59,771	81,856	187,543	208,911	32,782
Number of outstanding ordinary shares	2,852,663,429	2,894,296,355	2,924,315,263	3,103,499,039	3,110,791,649	3,110,791,649

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by continuing operating activities	29,342	20,881	24,781	42,544	42,301	6,638
Net cash used in discontinued operating activities	(2,486)	—	—	—	—	—

Net cash provided by operating activities (6)	26,856	20,881	24,781	42,544	42,301	6,638

Net cash used in continuing investing activities	(21,944)	(26,079)	(25,349)	(57,811)	(74,248)	(11,651)
Net cash used in discontinued investing activities	(17,871)	—	—	—	—	—

Net cash used in investing activities (6)	(39,815)	(26,079)	(25,349)	(57,811)	(74,248)	(11,651)

Net cash provided by continuing financing activities	5,180	11,220	2,572	71,072	19,503	3,060
Net cash provided by discontinued financing activities	14,055	—	—	—	—	—

Net cash provided by financing activities	19,235	11,220	2,572	71,072	19,503	3,060

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(642)	1,682	406	(5,082)	(1,498)	(235)

Net increase/(decrease) in cash, cash equivalents and restricted cash	5,634	7,704	2,410	50,723	(13,942)	(2,188)
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	24,164	29,798	37,502	39,912	90,635	14,223
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	—	—	—	116	18
Cash, cash equivalents, and restricted cash at beginning of year	24,164	29,798	37,502	39,912	90,519	14,205

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	29,798	37,502	39,912	90,635	76,693	12,035
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	—	—	—	116	—	—

Cash, cash equivalents and restricted cash of continuing operations at end of year	29,798	37,502	39,912	90,519	76,693	12,035

(6)
As a result of new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period
and
end-of-period
total amounts shown on the statement of cash flows. The impact of the retrospective reclassification on cash flows of operating activities for the year ended December 31, 2017 was an increase of RMB2,035 million. The impact on cash flows of investing activities for the year ended December 31, 2017 was a decrease of RMB2,317 million.

Financial Information Related to Our Consolidated Variable Interest Entities
The following table presents the condensed consolidating schedule of financial position for our consolidated variable interest entities and their subsidiaries (collectively, Consolidated Variable Interest Entities or VIEs) and other entities as of the dates presented.
Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Parent	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues	—	922,629	117,419	(88,456)	951,592
Third-party revenues	—	892,468	59,124	—	951,592
Inter-company revenues	—	30,161	58,295	(88,456)	—
Cost of revenues	—	(794,102)	(104,564)	76,140	(822,526)
Fulfillment	—	(59,682)	(4,657)	5,284	(59,055)
Marketing	(4)	(36,269)	(3,108)	638	(38,743)
Research and development	—	(17,282)	(5,420)	6,370	(16,332)
General and administrative	(465)	(8,764)	(2,357)	24	(11,562)
Gain on sale of development properties	—	767	—	—	767

Income/(loss) from operations	(469)	7,297	(2,687)	—	4,141

Income/(loss) from subsidiaries and VIEs	(2,708)	(3,226)	—	5,934	—
Other income/(expense), net	(376)	(5,997)	(348)	—	(6,721)
Income/(loss) before tax	(3,553)	(1,926)	(3,035)	5,934	(2,580)

Income tax expenses	(7)	(1,846)	(34)	—	(1,887)

Net income/(loss)	(3,560)	(3,772)	(3,069)	5,934	(4,467)

	For the Year Ended December 31, 2020
	Parent	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues	—	729,906	86,054	(70,158)	745,802
Third-party revenues	—	708,826	36,976	—	745,802
Inter-company revenues	—	21,080	49,078	(70,158)	—
Cost of revenues	—	(621,000)	(74,425)	58,731	(636,694)
Fulfillment	—	(50,738)	(2,949)	4,987	(48,700)
Marketing	(11)	(25,673)	(1,886)	414	(27,156)
Research and development	—	(16,875)	(5,265)	5,991	(16,149)
General and administrative	(453)	(4,368)	(1,623)	35	(6,409)
Gain on sale of development properties	—	1,649	—	—	1,649

Income/(loss) from operations	(464)	12,901	(94)	—	12,343

Income/(loss) from subsidiaries and VIEs	50,154	(550)	—	(49,604)	—
Other income/(expense), net	(266)	39,018	(276)	—	38,476
Income/(loss) before tax	49,424	51,369	(370)	(49,604)	50,819

Income tax expenses	(19)	(1,411)	(52)	—	(1,482)

Net income/(loss)	49,405	49,958	(422)	(49,604)	49,337

	For the Year Ended December 31, 2019
	Parent	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues	—	565,095	59,306	(47,513)	576,888
Third-party revenues	—	550,043	26,845	—	576,888
Inter-company revenues	—	15,052	32,461	(47,513)	—
Cost of revenues	—	(481,740)	(52,379)	41,652	(492,467)
Fulfillment	—	(37,280)	(2,863)	3,175	(36,968)
Marketing	(301)	(21,119)	(891)	77	(22,234)
Research and development	—	(13,533)	(3,659)	2,573	(14,619)
General and administrative	(470)	(2,996)	(2,060)	36	(5,490)
Gain on sale of development properties	—	3,885	—	—	3,885

Income/(loss)from operations	(771)	12,312	(2,546)	—	8,995

Income/(loss) from subsidiaries and VIEs	12,576	(2,262)	—	(10,314)	—
Other income/(expense), net	379	3,961	358	—	4,698
Income/(loss) before tax	12,184	14,011	(2,188)	(10,314)	13,693

Income tax expenses	—	(1,723)	(80)	—	(1,803)

Net income/(loss)	12,184	12,288	(2,268)	(10,314)	11,890

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Parent	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Assets
Cash and cash equivalents	7,417	57,799	5,551	—	70,767
Restricted cash	—	5,917	9	—	5,926
Short-term investments	1	108,837	5,726	—	114,564
Accounts receivable, net	—	7,601	4,299	—	11,900
Inventories, net	—	71,765	3,836	—	75,601
Internal balance	65,120	42,751	—	(107,871)	—
Investment in equity investees	—	40,475	22,747	—	63,222
Investments in subsidiaries and VIEs	148,607	1,138	—	(149,745)	—
Investment securities	—	15,881	3,207	—	19,088
Property, equipment and software, net	—	24,376	8,568	—	32,944
Operating lease right-of-use assets	—	7,922	14,472	(2,407)	19,987
Prepayments and other assets	419	70,441	11,723	(75)	82,508

Total assets	221,564	454,903	80,138	(260,098)	496,507
Liabilities
Short-term debts	2,869	1,499	—	—	4,368
Accounts payable	—	132,638	7,846	—	140,484
Internal balance	—	65,120	42,787	(107,907)	—
Operating lease liabilities	—	8,034	14,785	(2,433)	20,386
Unsecured senior notes	9,461	—	—	(75)	9,386
Accrued expenses and other liabilities	323	62,336	12,440	—	75,099

Total liabilities	12,653	269,627	77,858	(110,415)	249,723
Convertible redeemable non-controlling interests	—	467	745	—	1,212

Total shareholders’ equity	208,911	184,809	1,535	(149,683)	245,572

Total liabilities, mezzanine equity and shareholders’ equity	221,564	454,903	80,138	(260,098)	496,507

	As of December 31, 2020
	Parent	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Assets
Cash and cash equivalents	25,544	58,159	2,382	—	86,085
Restricted cash	—	4,371	63	—	4,434
Short-term investments	3,437	52,792	4,348	—	60,577
Accounts receivable, net	—	3,768	3,344	—	7,112
Inventories, net	—	55,377	3,556	—	58,933
Internal balance	49,555	28,586	—	(78,141)	—
Investment in equity investees	—	38,237	20,264	—	58,501
Investments in subsidiaries and VIEs	121,231	—	—	(121,231)	—
Investment securities	—	35,455	3,630	—	39,085
Property, equipment and software, net	—	16,033	6,564	—	22,597
Operating lease right-of-use assets	—	4,316	12,282	(1,114)	15,484
Prepayments and other assets	3,889	56,508	9,161	(78)	69,480

Total assets	203,656	353,602	65,594	(200,564)	422,288
Liabilities
Accounts payable	—	99,444	7,374	—	106,818
Internal balance	—	49,555	28,571	(78,126)	—
Operating lease liabilities	—	4,408	12,472	(1,117)	15,763
Unsecured senior notes	12,932	—	—	(78)	12,854
Long-term borrowings	2,936	—	—	—	2,936
Accrued expenses and other liabilities	245	51,172	10,881	—	62,298
Total liabilities	16,113	204,579	59,298	(79,321)	200,669
Convertible redeemable non-controlling interests	—	16,407	726	—	17,133

Total shareholders’ equity	187,543	132,616	5,570	(121,243)	204,486

Total liabilities, mezzanine equity and shareholders’ equity	203,656	353,602	65,594	(200,564)	422,288

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Parent	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net cash provided by/(used in) operating activities	(411)	41,119	1,593	—	42,301

Cash flows from investing activities				—
(Increase)/decrease in short-term investments, net	3,357	(56,448)	(1,231)	—	(54,322)
Prepayments and investments in equity investees	—	(6,356)	(5,220)	—	(11,576)
Loans (provided to)/settled by internal companies	(20,900)	(11,717)	1,122	31,495	—
Cash paid for property, equipment, software and construction in progress	—	(9,848)	(4,582)	—	(14,430)
Other investing activities	3,147	3,111	(178)	—	6,080

Net cash used in investing activities	(14,396)	(81,258)	(10,089)	31,495	(74,248)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	27,600	62	—	27,662
Increase/(decrease) in short-term borrowings, net	—	1,251	(100)	—	1,151
Net proceeds from internal companies	—	19,778	11,717	(31,495)	—
Repayment of unsecured senior notes	(3,246)	—	—	—	(3,246)
Other financing activities	62	(6,058)	(68)	—	(6,064)

Net cash provided by/(used in) financing activities	(3,184)	42,571	11,611	(31,495)	19,503

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(136)	(1,362)	—	—	(1,498)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(18,127)	1,070	3,115	—	(13,942)
Cash, cash equivalents and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	25,544	62,646	2,445	—	90,635
Less: cash, cash equivalents and restricted cash classified within assets held for sale at beginning of year	—	116	—	—	116
Cash, cash equivalents and restricted cash at beginning of year	25,544	62,530	2,445	—	90,519

Cash, cash equivalents and restricted cash at end of year	7,417	63,716	5,560	—	76,693

	For the Year Ended December 31, 2020
	Parent	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net cash provided by/(used in) operating activities	(243)	32,875	9,912	—	42,544
Cash flows from investing activities
Increase in short-term investments, net	(3,421)	(30,493)	(1,685)	—	(35,599)
Investment in subsidiaries	—	(2,000)	—	2,000	—
Prepayments and investments in equity investees	—	(12,317)	(4,622)	—	(16,939)
Loans (provided to)/settled by internal companies	(13,421)	(1,428)	306	14,543	—
Cash paid for property, equipment, software and construction in progress	—	(7,477)	(3,442)	—	(10,919)
Other investing activities	40	7,216	(1,610)	—	5,646

Net cash used in investing activities	(16,802)	(46,499)	(11,053)	16,543	(57,811)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	31,342	—	—	—	31,342
Capital injection from controlling shareholders	—	—	2,000	(2,000)	—
Capital injection from non-controlling interest shareholders	—	34,564	15	—	34,579
Increase in short-term borrowings, net	—	(932)	(884)	—	(1,816)
Net proceeds from internal companies	—	13,115	1,428	(14,543)	—
Proceeds from unsecured senior notes	6,804	—	—	—	6,804
Other financing activities	236	(173)	100	—	163
Net cash provided by financing activities	38,382	46,574	2,659	(16,543)	71,072

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,369)	(2,713)	—	—	(5,082)
Net increase in cash, cash equivalents and restricted cash	18,968	30,237	1,518	—	50,723

Cash, cash equivalents and restricted cash at beginning of year	6,576	32,409	927	—	39,912

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	25,544	62,646	2,445	—	90,635
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	116	—	—	116

Cash, cash equivalents and restricted cash at end of year	25,544	62,530	2,445	—	90,519

	For the Year Ended December 31, 2019
	Parent	Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net cash provided by operating activities	698	23,129	954	—	24,781
Cash flows from investing activities
Increase in short-term investments, net	—	(20,493)	(1,990)	—	(22,483)
Prepayments and investments in equity investees	—	(9,164)	(1,344)	—	(10,508)
Loans (provided to)/settled by internal companies	5,203	(5,589)	(1,428)	1,814	—
Cash paid for property, equipment, software and construction in progress	—	(6,240)	(1,679)	—	(7,919)
Other investing activities	(1,632)	17,202	(9)	—	15,561

Net cash provided by/(used in) investing activities	3,571	(24,284)	(6,450)	1,814	(25,349)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	6,557	92	—	6,649
Increase in short-term borrowings, net	—	(29)	(137)	—	(166)
Proceeds from/(repayment to) internal companies	—	(3,774)	5,588	(1,814)	—
Other financing activities	(19)	(3,892)	—	—	(3,911)

Net cash provided by/(used in) financing activities	(19)	(1,138)	5,543	(1,814)	2,572

Effect of exchange rate changes on cash, cash equivalents and restricted cash	129	277	—	—	406
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,379	(2,016)	47	—	2,410
Cash, cash equivalents and restricted cash at beginning of year	2,197	34,425	880	—	37,502

Cash, cash equivalents and restricted cash at end of year	6,576	32,409	927	—	39,912

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Risks Related to Our Business
If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.
Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further invest in technologies, expand our fulfillment infrastructure and increase our product and service offerings. For example, in 2021, we recruited new employees in connection with the expansion of our fulfillment infrastructure and strengthening of our supply chain-based technology and service capability. We will continue to invest resources in training, managing and motivating our workforce. We also plan to continue to build our warehouses and establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In addition, as we continue to increase our product and service offerings, we will need to work with a large number of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party merchants. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls.
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
We had net income of RMB11,890 million, net income of RMB49,337 million and net loss of RMB4,467 million (US$701 million) in 2019, 2020 and 2021, respectively. We had an accumulated deficit of RMB11,913 million, retained earnings of RMB37,418 million and retained earnings of RMB33,805 million (US$5,305 million) as of December 31, 2019, 2020 and 2021, respectively.

We cannot assure you that we will be able to generate net income in the future. Our ability to achieve and maintain profitability depends in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online marketplace and offering value-added services with higher margins. Accordingly, we intend to continue to invest for the foreseeable future in our technology platform and fulfillment infrastructure to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, we may not be able to maintain our profitability in the future.
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
We operate three
24-7
customer service centers in Suqian, Yangzhou and Chengdu, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2021, we had over 14,000 customer service representatives at these three centers. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.
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
We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2021, our warehouse network covered almost all counties and districts across China, consisting of over 1,300 warehouses operated by us and over 1,700 cloud warehouses operated by third-party warehouse owner-operators under JD Logistics Open Warehouse Platform. As of December 31, 2021, our warehouse network had an aggregate gross floor area, or GFA, of over 24 million square meters, including the GFA of the cloud warehouses under JD Logistics Open Warehouse Platform.

Our comprehensive fulfillment facilities covered almost all the counties and districts across China, and we had 298,717 warehouse and delivery personnel as of December 31, 2021. We are constructing our warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. In April 2017, we opened up our fulfillment infrastructure to third-parties and established a new business group, JD Logistics, to provide integrated supply chain solutions and logistics services to third-party businesses across a wide range of industries. JD Logistics provides these businesses with comprehensive supply chain solutions, including warehousing and distribution services, express and freight services and other value-added services. In October 2018, JD Logistics opened up its leading logistics network to consumers, offering parcel delivery service to users in certain regions. Leveraging our extensive delivery network, users in these areas can conveniently send items intra-city and throughout most of mainland China with our same fast and reliable delivery service. In April 2019, JD Logistics introduced its new cold chain service which utilizes idle capacity in the industry to offer cold chain transport services. Combined with JD Logistics’s previously launched cold chain services, it has formed a one-stop
shop from Factory to Business to Customer (F2B2C) cold chain delivery system to meet the service demands of manufacturers, third-party merchants, and consumers. JD Logistics has experienced rapid growth since its inception. However, the increase in demand for our logistics services may result in additional challenges in operating our fulfillment infrastructure. For example, increasing volume of parcels may cause delay for our delivery services, or we may be required to make significant capital expenditure to further expand our existing fulfillment facilities to handle the increasing orders both from our online marketplace and from third-party businesses. In addition, the development of logistics business is capital intensive. To address such capital requirement, in February 2018, we entered into definitive agreements with third-party investors for the financing of JD Logistics. JD Logistics raised a total amount of US$2.5 billion by issuing series A preference shares to third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” Net proceeds of this global offering, including proceeds from exercise of the over-allotment options by the underwriters, amounted to RMB22.9 billion (after deducting underwriting commissions, share issuance costs and the offering expenses). However, JD Logistics may require additional capital resources due to further developments or changed business conditions. JD Logistics may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Logistics, and the investors may have a strategy or objective different from ours with respect to JD Logistics or impose conditions that could restrict the operations of JD Logistics. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all. In addition, JD Logistics may from time to time need to adjust certain elements of its operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to maintain stable and dedicated warehousing, delivery personnel and other labor support, which may result in disruption to or delay in its delivery services. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’s results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations.
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
stores that also aim to offer a
one-stop
shopping experience. See “Information on the Company—Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

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
Our net inventories have increased significantly in recent periods, from RMB57,932 million as of December 31, 2019, to RMB58,933 million as of December 31, 2020, and further to RMB75,601 million (US$11,863 million) as of December 31, 2021. Our annual inventory turnover days were 35.8 days in 2019, 33.3 days in 2020 and 30.3 days in 2021. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.
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
We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB22,234 million and RMB27,156 million and RMB38,743 million (US$6,080 million) of marketing expenses in 2019, 2020 and 2021, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.
If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.
We source products from third-party suppliers for our retail business. We had over 40,000 suppliers as of December 31, 2021. Our suppliers include domestic and cross-border manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year
framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for retail business were 54.5 days in 2019, 47.1 days in 2020 and 45.3 days in 2021, respectively. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Any interruption in the operation of our regional fulfillment centers, front distribution centers, other additional warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.
Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the smooth and safe operation of our regional fulfillment centers, front distribution centers, other additional warehouses, and our delivery and pickup stations. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins,
earthquake, human error and other events. If any of our regional fulfillment centers were to operate at a lower capacity or rendered incapable of operations, then we may be unable to fulfill any orders in a timely manner or at all in any of the provinces that rely on that center. For example, business operations at our fulfillment centers could be disrupted if any of our employees working therein are suspected of being infected with the
COVID-19,
since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, those events that could damage our fulfillment infrastructure, such as fire and flood, may also result in damages to our inventory stored in or delivered through our fulfillment infrastructure, and in such event, we would incur losses as a result. We do not carry business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.
Safe operations are critical to us. Our operations of warehouses and delivery services are also subject to various laws and regulations on safety, such as the Work Safety Law which requires, among other things, that the production and operation entities in emerging industries and fields such as platform economy shall, based on the characteristics of their respective industries and fields, establish, improve and implement a responsibility system for the work safety of employees, as well as strengthen the education and training on work safety for employees. See “Item 4.B. Business Overview—Regulations—Regulations Relating to Product Quality, Consumer Protection and Operation Safety” for more details. If we fail to ensure safety in the operations of our fulfillment infrastructure or road transportation, we may suffer from the adverse impact of accidents happened in our workspace or in transit, which could result in personal injury and loss of property and subject us to fines, penalties or mandatory corrective measures imposed by government authorities for violation of laws and regulations on safety. The occurrence of such accidents could materially and adversely affect our business, reputation, financial condition and results of operations.
We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.
We have invested significant resources in expanding and will continue to expand our fulfillment infrastructure and upgrade our technology platform. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB35.2 billion (US$5.5 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2021. We sold certain of our development properties since 2019 and had received an aggregate of proceeds of RMB16.2 billion (US$2.5 billion) as of December 31, 2021. We seek to realize development profits and recycle capital from development properties to fund new developments and scale the business. This initiative, however, may not always be successful. See “Item 4.A. Information on the Company—History and Development of the Company” for further information. We also paid significant amounts for upgrading our technology platform during the same periods. We expect to continue to invest in our fulfillment and technology capabilities for a number of years. We also intend to continue to add resources to our fulfillment infrastructure and upgrade our technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.
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
We may enter into strategic alliances with various third parties to facilitate the achievement of our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance
by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as our investments in and consolidation of Dada Nexus Limited, or Dada Group, a Nasdaq-listed company and a leading local on-demand
delivery and retail platform in China, our acquisition of Yihaodian marketplace platform assets from
Wal-Mart
Stores, Inc., or Walmart, a NYSE-listed company, including the Yihaodian brand, mobile apps and websites, and our investments in Yonghui Superstores Co., Ltd., or Yonghui, a company listed on the Shanghai Stock Exchange and a leading hypermarket and supermarket operator in China, China United Network Communications Limited, or China Unicom, a company listed on the Shanghai Stock Exchange and a Chinese telecommunications operator, Vipshop Holdings Limited, or Vipshop, a NYSE-listed online discount retailer for brands in China, Dalian Wanda Commercial Properties Co., Ltd., or Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China, ATRenew Inc. (formerly known as AiHuiShou International Co. Ltd.), or ATRenew, a NYSE-listed company which operates an online second-hand consumer electronics trading platform, Xingsheng Preference Electronic Business Limited, or Xingsheng, a leading community group buying
e-commerce
platform that serves community families with fresh foods and daily necessities, and our acquisition of Jiangsu Five Star Appliance Co., Ltd., or Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China, Kuayue-Express Group Co., LTD., or Kuayue Express, a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China, and China Logistics Property Holdings Co., Ltd., or CNLP, a company listed on the Hong Kong Stock Exchange primarily engaged in the leasing of storage facilities and the related management services in the PRC. See “Item 4.A. Information on the Company—History and Development of the Company—Our Major Investments.” We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures and alliances.
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
Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. As of December 31, 2021, we had net intangible assets of RMB5.8 billion (US$0.9 billion) and goodwill of RMB12.4 billion (US$2.0 billion). In the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value, we may have to record actual or potential impairment charges of investments in equity investees or intangible assets and goodwill recorded in connection with invested businesses. Moreover, we share the results of the investments which we account for as equity method investments, although we have no control on the factors and risks that affect their business, results of operations and financial condition. In 2021, our share of results of equity investees was a loss of RMB4.9 billion (US$0.8 billion), primarily consisting of non-cash
impairments and partially offset by the net picked up gains recognized from our equity method investments. We may not always be able to obtain gains from the equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. When our share of losses in the equity investees equals or exceeds our interest in the equity investees, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investees or unless we have other investments in the equity investees. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, especially due to the significant uncertainties of
COVID-19’s
future impact, which could depress our profitability and have a material adverse impact on our financial results. We measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly year to year. We recorded a gain of RMB3.5 billion, a gain of RMB29.5 billion and a loss of RMB7.3 billion (US$1.1 billion) resulting from the fair value change in long-term investments in 2019, 2020 and 2021, respectively.

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
Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Qiangdong Liu, our chairman, and our executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how
and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition
agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man
insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.
If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.
Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience. Our experienced mid-level
managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2021, we employed a total of 298,717 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery personnel and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’s results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.
We may have conflicts of interest with our subsidiaries that are stand-alone public companies.
Certain of our subsidiaries have become stand-alone public companies. On December 8, 2020, shares of JD Health, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” On May 28, 2021, shares of JD Logistics, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.”

We currently offer different types of support to JD Health and JD Logistics to facilitate the marketing and implementation of their services. We have entered into and may, in the future, enter into various transactions and agreements with JD Health and JD Logistics. JD Health and JD Logistics have their respective audit committee, each consisting of independent non-executive
directors, to review and approve all proposed connected transactions as defined in the listing rules of the Hong Kong Stock Exchange, including any transactions between us and JD Health or JD Logistics, as applicable. We have an audit committee, consisting of independent directors, to review and approve all material related party transactions, including any material transactions between us and JD Health or JD Logistics, as applicable. We believe that the transactions and agreements that we have entered into with JD Health and JD Logistics are on terms that are negotiated on an arm’s length basis.
In addition, we may acquire or invest in publicly traded companies from time to time. For example, following the closing of our share subscription with Dada Group, a Nasdaq-listed company and a leading local on-demand
delivery and retail platform in China, on February 28, 2022, we held approximately 52% of Dada Group’s issued and outstanding shares and began to consolidate the financial results of Dada Group into ours.
However, as we remain a controlling shareholder of these stand-alone public companies, we may from time to time make strategic decisions that we believe are in the best interests of our business and shareholders as a whole, which may create conflicts of interest with these companies, such as resolution of any dispute arising from the agreements, allocation of business opportunities, and employee recruiting and retention between us and these companies. We may not be able to resolve all potential misalignments in interests with these public companies and the existence of such misalignments in interests may affect the results of operation of these companies, which may, in turn, affect our results of operations as a whole. The conflicts of interest described above may also arise when we acquire or invest in other publicly traded companies from time to time.
We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our mobile apps and websites, or for products sold on our mobile apps and websites or content posted on our mobile apps and websites that infringe on third-party intellectual property rights, or for other misconduct.
We sourced our products from over 40,000 suppliers as of December 31, 2021. Third-party merchants on our online marketplace are separately responsible for sourcing the products they sell on our mobile apps and websites. Although we have adopted measures to verify the authenticity and authorization of products sold on our mobile apps and websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border
e-commerce
business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.
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
Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.
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
As the regulations regarding data privacy and cybersecurity are quickly evolving in China and globally, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants.
On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, the Cybersecurity Review Measures (2020), which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. In addition, relevant administration departments of each critical industry and sector, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law.

On December 28, 2021, the CAC, the National Development and Reform Commission, or NDRC, the Ministry of Industry and Information Technology, or MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Cybersecurity Review Measures (2020). Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. Since the Cybersecurity Review Measures are relatively new and provide no further explanation or interpretation on the determination of “affecting national security”, there remain uncertainties as to whether our data processing activities may be deemed to affect national security.
If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.
Further, the Cybersecurity Review Measures stipulate that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures and how it will affect our business.
On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security. The Draft Measures for Internet Data Security provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Measures for Internet Data Security, data processors shall apply for a cybersecurity review for certain activities. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Information Security” for details. The Draft Measures for Internet Data Security remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. There is no timetable as to when the Draft Measures for Internet Data Security will be enacted. We cannot predict the impact of the Draft Measures for Internet Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Measures for Internet Data Security mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC based on the Draft Measures for Internet Data Security. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Measures for Internet Data Security requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulations.”

The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.
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
We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended Consumer Protection Law, which became effective in March 2014, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Product Quality, Consumer Protection and Operation Safety.” These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.
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
If JD Technology is unable to successfully manage its business or conflicts that could arise between us and JD Technology are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected as a result.
In June 2020, we entered into agreements with JD Technology, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting our profit sharing right pursuant to the framework between us and JD Technology and investing additional RMB1.78 billion in cash in JD Technology. The framework agreement, including the profit-sharing arrangement between JD Technology and us, was terminated, and JD Technology has become our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth the rights of JD as a shareholder. On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of our cloud computing and artificial intelligence business. Upon completion of this transactions on March 31, 2021, our equity interest in JD Technology has increased to 41.7%.
JD Technology currently provides us with certain payment services on a non-exclusive
basis and may provide additional services to us in the future. If JD Technology will not be able to successfully manage its risks such as credit risks, its ability to continue to deliver payment and other services to us may be undermined. In such event, JD Technology might seek to amend the terms of its agreements and arrangements with us, which could potentially result in a conflict of interest. Other conflicts of interest between us and JD Technology may arise relating to commercial or strategic opportunities or initiatives. Although we and JD Technology have each agreed to certain non-competition
undertakings, we cannot assure you that JD Technology would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If JD Technology is unable to successfully manage its business or conflicts of interest that could arise between us and JD Technology are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected.
In addition, we continue to license certain of our intellectual properties, including our “JD” brand and related trademarks and domain names to JD Technology. Because of JD Technology’s ability to continue to use our brand, our close association with JD Technology and overlapping user base, events that negatively affect JD Technology, for example, alleged engagement in inappropriate activities, involvement in any legal or administrative proceedings, or negative publicity, could also negatively affect customers’, regulators’ and other third parties’ perception of us and our JD brand, harm our credibility and reputation and adversely affect our business.

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
JD Property Group Corporation, or JD Property, faces challenges relating to the macroeconomic environment, the market condition and its own business development.
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
COVID-19
over economic development;

•
fluctuations in the macroeconomic environment.
The market demand for logistics facilities generally reflects conditions in the Chinese economy. If the general economy slows, the demand for logistics properties will decrease and the vacancy rate will increase, resulting in a more competitive market environment for JD Property;

•
concentration risk of business operations.
External clients currently account for a relatively small portion of JD Property’s client base. Its business growth largely depends on the demand of JD Logistics and other affiliated companies. Moreover, because the primary business focus of JD Property is on industrial park and logistics properties, slowdown in such business area may have a greater impact on its business than if JD Property had more diversified operation in the development of different types of properties; and

•
uncertainties in the overseas market.
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
Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or SAMR, the NDRC, the Ministry of Commerce, the MIIT, the CAC, the Ministry of Transport, the State Post Bureau and the People’s Bank of China, or the PBOC, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”
Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of December 31, 2021, we have Courier Service Operation Permits that allow Beijing Jingbangda Trade Co., Ltd. (Jingbangda), a subsidiary of Xi’an Jingdong Xincheng, one of our consolidated variable interest entities providing logistics services, and the subsidiaries of Jingbangda, to operate an express delivery business in 31 provinces and 448 cities in China. As of December 31, 2021, Jingbangda and its relevant subsidiaries had obtained Courier Service Operation Permits. As of the same date, among other entities, Xi’an Jingdong Xuncheng and its relevant branches and subsidiaries, and Jingbangda and its relevant branches and subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of making filings with local postal administrations for express delivery terminal outlets of the subsidiaries of Jingbangda. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

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
E-Commerce
Law imposes a number of new requirements and obligations on
e-commerce
platform operators. In addition, on March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which took effect from May 1, 2021 and became an important departmental regulation for the implementation of the
E-commerce
Law. We have adopted a series of measures to comply with such requires under the
E-Commerce
Law. We cannot assure you, however, that our current business operations meet the requirements under the
E-Commerce
Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses or permits or provides stricter supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our Share Incentive Plan and our consolidated subsidiaries’ share incentive plans, which may result in increased share-based compensation expenses.
We have adopted a share incentive plan, or our Share Incentive Plan, to provide additional incentives to employees, directors and consultants. In May 2015, with approval of our board of directors, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a
10-year
vesting schedule with 10% of the award vested on each anniversary of the grant date. We incurred share-based compensation expenses of RMB134 million, RMB104 million and RMB73 million (US$11 million) in connection with this grant of option to Mr. Liu in 2019, 2020 and 2021, respectively. In addition, with the approvals of our board of directors and the board of directors of JD Logistics, JD Health, JD Property and JD Industry, respectively, each of these companies approved and adopted their own share incentive plans, under which certain share-based awards were granted to Mr. Liu. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion.
For the years ended December 31, 2019, 2020 and 2021, we recorded an aggregate of RMB3,695 million, RMB4,156 million and RMB9,134 million (US$1,433 million), respectively, in share-based compensation expenses. As of December 31, 2021, the awards in our Share Incentive Plan that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 95,108,866 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 28,937,112 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.
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
We recorded net current liabilities of RMB0.9 billion, net current assets of RMB60.8 billion and RMB78.0 billion (US$12.2 billion) as of December 31, 2019, 2020 and 2021, respectively. Although we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, we may also require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 and January 2020 both contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets, and our term and revolving credit facilities we entered into in 2017 and 2021 contain covenants that impose certain minimum financial performance requirements on us and that might restrict our ability to raise additional debt. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. In addition, any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our prospects. A large balance of indebtedness may require that we devote our financial resources to servicing such debt rather than funding our operating activities, which constrains our capital flexibility and may in turn adversely affect our results of operation. It may also be a challenge for us to service our interest and principal repayments in a timely manner or at all, which could trigger cross-defaults with other debt, as applicable, as well as limit our ability to obtain further debt financing.

Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.
As of December 31, 2021, we had long-term debt obligations of RMB12.3 billion (US$1.9 billion). Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.
Changes affecting the availability of the London Inter-bank Offered Rate (LIBOR) may have consequences for us that cannot yet be reasonably predicted.
We have outstanding debt with variable interest rates based on LIBOR. In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facility with a group of 24 arrangers. This credit facility was priced at 115 basis points over LIBOR. As of the date of this annual report, US$0.45 billion of this credit facility had been drawn down and outstanding. In December 2021, we entered into a five-year US$2.0 billion unsecured term and revolving loan facility with five lead arrangers. The term and revolving loans under this loan facility were priced at 85 basis points over LIBOR. As of the date of this annual report, none of this loan facility had been drawn down and outstanding.
The LIBOR benchmark has been the subject of national, international and other regulatory guidance and proposals to reform. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. On March 5, 2021, the Financial Conduct Authority, and administrator, ICE Benchmark Administration, Limited, announced that the publication of the one-week
and
two-month
USD LIBOR maturities and
non-USD
LIBOR maturities will cease immediately after December 31, 2021, with the remaining USD LIBOR maturities ceasing immediately after June 30, 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of, among other entities, large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement rate remains in question. Since LIBOR will no longer exist, we will need to renegotiate the applicable interest rates under our existing credit facilities going forward. In addition, any changes to benchmark rates may have an uncertain impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.

Fluctuation of items that are
non-recurring
in nature and fluctuation of fair value change of the wealth management products we invested in have affected our results of operations during 2019, 2020 and 2021 and may continue to affect our results of operations in the future.
The fluctuation of items that are
non-recurring
in nature, primarily gains on sale of development properties and others, net, significantly affected our results of operations during 2019, 2020 and 2021. We recorded a gain of RMB3,885 million, RMB1,649 million and RMB767 million (US$120 million) in 2019, 2020 and 2021, respectively, for selling certain of our development properties. Others, net are other non-operating
income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses). For others, net, we recorded an income of RMB7.2 billion, an income of RMB35.3 billion and a loss of RMB0.6 billion (US$0.1 billion) in 2019, 2020 and 2021, respectively. We identify these items as non-recurring
in nature as they are not indicative of our core operating results and business outlook. We cannot assure you that we will be able to continue to generate net profits and maintain profitability in the future after excluding the impact of such non-recurring
items. The significant fluctuation of these
non-recurring
items may continue to affect our results of operations and result in fluctuation of net income/(loss) in the future.
During 2019, 2020 and 2021, we made investments in wealth management products and recorded a fair value of wealth management products of RMB23.2 billion, RMB24.3 billion and RMB77.0 billion (US$12.1 billion) as of December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, gross unrealized gains of RMB54.8 million, RMB0.01 million and RMB474.0 million (US$74.4 million) were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2019, 2020 and 2021, respectively. Those wealth management products were certain deposits with variable interest rates or principal not-
guaranteed with certain financial institutions, and usually have maturities of less than one year. We are exposed to credit risk in relation to our investments in wealth management products, which may adversely affect our net changes in their fair value. We cannot assure you that market conditions and regulatory environment will create fair value gains and we will not incur any fair value losses on our investments in wealth management products at fair value through profit or loss in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.
Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.
The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue in the foreseeable future, especially in light of the challenges the global economy is facing due to the
COVID-19
global pandemic. See “— We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of
COVID-19,
which could significantly disrupt our operations.” Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 66 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain key-man
life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and/or our ADSs may view as beneficial.
Our company is controlled through a dual class voting structure. Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2022, Mr. Liu beneficially owned 76.1% of the aggregate voting power of our company, including 3.5% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 19,873,672 Class B ordinary shares, representing 3.5% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited can exercise the 3.5% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 3.5% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited.
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
The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, we have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation.
Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.
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
Our business could be adversely affected by the effects of epidemics, including
COVID-19,
avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in connection with the intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. Since the second half of 2020, many of the quarantine measures within China have been relaxed, and we have resumed normal operations since the second half of 2020. After the initial outbreak of the
COVID-19,
some instances of
COVID-19
infections have emerged in various regions of China from time to time, including the infections caused by the Omicron variants since early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, such as those in Shanghai since March 2022.
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
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.”

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
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business operations is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Provisions also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which took effect on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. In a press conference held on January 18, 2022, officials from the NDRC clarified that the aforementioned requirements only apply to direct overseas offering and listing by a PRC domestic company, and the requirements for indirect overseas offering and listing by a PRC domestic company should be subject to the official enactment of relevant laws and regulations. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ordinary shares or ADSs to lose confidence in our auditor’s auditing procedures and our reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA, which was signed into law on December 18, 2020, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on additional
non-U.S.
exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
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
Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding
e-commerce,
domestic multi-party communications, data collection and transmission services and call centers).
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
However, we are a Cayman Islands holding company with no equity ownership in our variable interest entities and we conduct certain of our operations in China through our variable interest entities with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in our variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our variable interest entities. Our holding company in the Cayman Islands, our variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our variable interest entities and, consequently, significantly affect the financial performance of our variable interest entities and our company as a group.

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
Although we believe we, our PRC subsidiaries and our variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance
with or violations of PRC laws and regulations. If the PRC government determines that we or our variable interest entities do not comply with applicable law, it could revoke our variable interest entities’ business and operating licenses, require our variable interest entities to discontinue or restrict our variable interest entities’ operations, restrict our variable interest entities’ right to collect revenues, block our variable interest entities’ websites, require our variable interest entities to restructure our operations, impose additional conditions or requirements with which our variable interest entities may not be able to comply, impose restrictions on our variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against our variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or our variable interest entities’ business operations or restrict our variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect our variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entities and their owners for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.
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
Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of our principal variable interest entities, including Jingdong 360, Jiangsu Yuanzhou and Xi’an Jingdong Xincheng, among others. Mr. Richard Qiangdong Liu is our chairman of board of directors, Ms. Yayun Li is chief executive officer of JD Technology, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer.
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
Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Richard Qiangdong Liu is a director of our company. We rely on Mr. Liu to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Jingdong Century for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jingdong Century or any other relevant PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.”
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
Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our variable interest entities or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to two times of their respective net assets.
Moreover, any medium or long-term loan to be provided by us to our variable interest entities or other domestic PRC entities must also be registered with the NDRC.
We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment
foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.
Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we may not be able to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and our consolidated variable interest entities in China. Meanwhile, we may not be able to finance the activities of our consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated variable interest entities.
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
On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law or the FIL, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations, or the Outgoing FIE Laws. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Foreign Investment.”
Meanwhile, the Implementation Rules to the FIL came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the FIL. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all
provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated variable interest entities through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.

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
In addition, the global macroeconomic environment is facing challenges. For example, the
COVID-19
pandemic has caused significant downward pressure for the global economy. In addition, the impact of the decision by the United Kingdom to withdraw from the European Union, commonly referred to as “Brexit”, and the resulting effect on the political and economic future of the U.K. and the European Union is uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Furthermore, the conflicts in Ukraine and the imposition of broad economic sanctions on Russia, the potential end of quantitative easing, interest rate increase, and reduction in bond holdings by the U.S. Federal Reserve in 2022 impose new challenges and uncertainties on the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
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

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
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
On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abuse of market dominance, concentration of undertakings, and abuse of administrative powers that eliminate or restrict competition. The Anti-Monopoly Guidelines for Internet Platforms prohibit certain monopolistic acts of internet platforms to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance. Notably, the Anti-Monopoly Guidelines for Internet Platforms provides that any concentration of undertakings involving variable interest entities fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator must report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, acquisitions of other entities that we have made before or may make in the future (whether by ourselves, our subsidiaries or through our variable interest entities) and that meet the criteria for declaration, may be required to be reported to and approved by the anti-monopoly law enforcement agency, and we may be subject to penalty including, but not limited to, a fine of no more than RMB500,000 if we fail to comply with such requirement, and in extreme case may be ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer the business within a prescribed time or to take any other necessary measures to return to the pre-concentration
status. In March 2021, SAMR imposed on us a fine of RMB500,000 for failing to file a prior notification of concentrations of undertaking for a prior acquisition we did. In addition, SAMR has conducted a survey of prior acquisitions by internet platforms that may involve failure to file prior notifications of concentrations of undertaking, and imposed on us a fine of RMB500,000 for each of the four additional instances on such basis. We cooperated with SAMR on this front and kept written and oral correspondence with SAMR. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on certain unfair competition acts, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As of the date of this annual report, we have completed such self-inspection and have not received any further inquiry from the relevant governmental authorities. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, it would be difficult to estimate its specific impact on our business, financial condition, result of operations and prospects. We may receive more similar inquires going forward and cannot assure you that our business operations comply with the regulations and authorities’ requirements in all respects. If any non-compliance
is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, it will impose a higher regulatory requirement to complete an acquisition transaction. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and Class A ordinary shares. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the Draft Measures for Internet Data Security for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. It remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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
Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2021, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We may be required to register those operating offices outside of the residence addresses of our relevant PRC entities as branch offices under PRC law. As of the date of this annual report, we were able to register branch offices in all of the important locations where we had meaningful presence.
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
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

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
We adopt a risk-neutral strategy to manage foreign exchange risks. For each entity with foreign exchange exposure, relevant currency position or accounts balance are reallocated to achieve natural hedging. While we may enter into hedging transactions, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
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
In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. These laws and regulations are continually evolving as newly enacted Foreign Investment Law took effect. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the NDRC and Ministry of Commerce and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce, NDRC or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.
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
In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB2,222 million, RMB2,545 million and RMB2,482 million (US$389 million) financial incentives from local governments relating to our business operations in 2019, 2020 and 2021, respectively.
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
We believe that none of JD.com, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. See “Additional Information—Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that JD.com, Inc. or any of its subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, they would be subject to a 25% enterprise income tax on their global income. If these entities derive income other than dividends from their wholly-owned subsidiaries in the PRC, a 25% enterprise income tax on their global income may increase our tax burden. If JD.com, Inc. or any of its subsidiaries outside of China is classified as a PRC resident enterprise, dividends paid to it from its wholly-owned subsidiaries in China may be regarded as tax-exempted
income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the PRC Enterprise Income Tax Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC income tax purposes.
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
Risks Related to Our ADSs and Class A Ordinary Shares
The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.
The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the highest and lowest closing prices of our ADSs on Nasdaq in 2021 were US$106.88 and US$62.19, respectively. Likewise, the highest and lowest closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2021 were HK$416.8 and HK$241.4, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and
e-commerce
companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States in early 2020, which may have a material and adverse effect on the trading price of our Class A ordinary shares and/or ADSs.

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
On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over the next 24 months through March 17, 2022. The share repurchase program was publicly announced on March 17, 2020. On December 29, 2021, our board of directors approved modifications to the share repurchase program adopted in March 2020, pursuant to which the repurchase authorization has increased from US$2.0 billion to US$3.0 billion and has been extended until March 17, 2024. From March 17, 2020 to the date of this annual report, we repurchased approximately 16.4 million ADSs at a weighted average price of US$69.23 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.
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
You may need to rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment due to our dividend policy.
Our board of directors has complete discretion as to whether to distribute dividends subject to our current memorandum and articles of association, which were adopted by a special resolution passed at the annual general meeting of our company held on June 23, 2021, and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.

Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.
Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline. As of March 31, 2022, we had 3,123,495,189 ordinary shares issued and outstanding, comprising of (i) 2,695,614,094 Class A ordinary shares (excluding the 35,813,642 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 427,881,095 Class B ordinary shares. The remaining authorized but unissued Class A ordinary shares and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.
Holders of our ADSs may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Pursuant to the second amended and restated memorandum of association and articles of association of our company, or our current memorandum of association and articles of association, adopted on June 23, 2021, the minimum notice period required to convene a general meeting is 14 days, for as long as our Class A shares remain listed on the Hong Kong Stock Exchange. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying ordinary shares represented by their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.
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
The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.
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
Our current memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company beneficially owned through a trust wholly-owned by our chairman, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of March 31, 2022, Mr. Liu beneficially owned 76.1% of the aggregate voting power of our company, including 3.5% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. In addition, our current memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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
We are required to file an annual report within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
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
As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our current memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. If we choose to follow certain home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.
A
non-United
States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.
Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2021 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2021, and we do not expect to be classified as a PFIC in the current taxable year or the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”
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
spin-off
of one or more of our businesses.
We are exposed to risks associated with the potential
spin-off
of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off
a subsidiary entity and list it on the Hong Kong Stock Exchange within three years of the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. On December 8, 2020, we completed the spin-off
and listing of JD Health, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On May 28, 2021, we completed the spin-off
and listing of JD Logistics, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. We may continue to explore the ongoing financing requirements for our various other businesses and may consider a spin-off
listing on the Hong Kong Stock Exchange for one or more of those businesses within the three-year period subsequent to the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off
that it would not render our company, excluding the businesses to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules. We cannot assure you that any spin-off
will ultimately be consummated, whether within the three-year period after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange or otherwise, and any such spin-off
will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange. In the event that we proceed with a spin-off,
the company’s interest in the entity to be
spun-off
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
Our Corporate History
Our chairman, Mr. Richard Qiangdong Liu, launched an online retail website in January 2004. He subsequently formed a company in Beijing and another company in Shanghai and conducted his online retail business through these two companies. In April 2007, we established a wholly-owned PRC subsidiary, Beijing Jingdong Century Trade Co., Ltd., or Jingdong Century, and we acquired certain intellectual property rights from the two companies Mr. Liu had established earlier, which ceased business operations and were later liquidated and dissolved.
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
Our significant subsidiaries that conduct business operations in China include, among others, the following:

•	Jingdong Century, established in April 2007, and certain of its subsidiaries in China, which primarily engage in retail business;

•	Shanghai Shengdayuan Information Technology Co., Ltd., or Shanghai Shengdayuan, which was established in April 2011 and primarily operates our online marketplace business; and

•	Xi’an Jingxundi Supply Chain Technology Co., Ltd., or Xi’an Jingxundi, which was established in May 2017 and primarily provides technology and consulting services relating to logistics services.
The significant consolidated variable interest entities and their subsidiaries that conduct our business operations in China include, among others, the following:

•	Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website;

•	Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products;

•	Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services;

•	Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in business of investment management; and

•	Suqian Juhe, which was established in June 2020 and primarily provides enterprise management services.
We also conduct certain of our business operations through other consolidated variable interest entities and their subsidiaries, including Suqian Jingdong Tianning Jiankang Technology Co., Ltd., or Suqian Jingdong Tianning, which was established in June 2019 and primarily provides pharmacy sales and healthcare services in connection with JD Health’s operations.
On May 22, 2014, our ADSs commenced trading on Nasdaq under the symbol “JD.” We raised from our initial public offering approximately US$1.5 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
On June 18, 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9618.” We raised from our global offering in connection with the listing in Hong Kong approximately RMB31.3 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
Our Strategic Cooperations
Strategic Cooperation with Tencent
On March 10, 2014, we acquired certain
e-commerce
businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China, including social communications, online games and digital content and payment. Tencent has a large mobile internet user base, as evidenced by the combined monthly active user accounts of 1,268 million on Tencent’s mobile apps Weixin and WeChat as of December 31, 2021 based on publicly available data.

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
e-commerce
platform in China.
Concurrent with the above transactions, the execution of the strategic cooperation agreement and for US$215 million in cash to us, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent. We paid Tencent RMB181 million in cash as part of the consideration for the transaction during 2014. As part of the agreements, in a private placement concurrent with our initial public offering in May 2014, we raised US$1.3 billion from Huang River Investment Limited, our existing shareholder and an affiliate of Tencent, by issuing an aggregate of 139,493,960 Class A ordinary shares to Huang River Investment Limited at the per share equivalent of the price to the public.
In October 2015, we expanded partnership with Tencent to provide third-party merchants with innovative mobile marketing solutions. On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent will continue to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. It is estimated that such traffic support, advertising spending and other cooperation will amount to over US$800 million, which will be paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the subsequent three-year period, of which 8,127,302, 2,938,584 and 1,914,998 of our Class A ordinary shares were issued in May 2019, May 2020 and June 2021, respectively. The issuance of Class A ordinary shares of US$250 million formed part of the total estimated amount of US$800 million that will be paid or spent for the traffic support, advertising and other cooperation from Tencent under the strategic cooperation agreement.
On March 25, 2022, Tencent completed a distribution of approximately 460 million Class A ordinary shares of our company owned by Tencent to its shareholders. As of March 31, 2022, Tencent’s shareholding in us was approximately 2.3%, and the shareholders of Tencent who receive our shares in the distribution have become our shareholders. We and Tencent will continue to maintain our mutually beneficial business relationship, including our ongoing strategic partnership agreement.
Strategic Cooperation with Walmart
In June 2016, we entered into a series of agreements with Walmart Inc., or Walmart, in relation to our strategic alliance, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares, representing approximately 5% of our total issued and outstanding shares on a fully diluted basis at the time. As of March 31, 2022, Walmart held Class A ordinary shares representing approximately 9.3% of our total issued and outstanding shares. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites. We have collaborated with Walmart on
e-commerce,
including launching Sam’s Club Flagship Store and Walmart Flagship Store on www.jd.com website, as well as Sam’s Club Global Flagship Store, Walmart Global Flagship Store, ASDA Flagship Store and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide and a
one-hour
delivery service from Walmart Stores and Sam’s Clubs in select cities through the JD Daojia app. As part of the strategic alliance, we also entered into an eight-year non-compete
arrangement with Walmart, subject to certain conditions and exceptions.

Developments of Our Subsidiaries
JD Logistics.
JD Logistics has been operating as an internal logistics department of us since 2007 and as a stand-alone business segment since April 2017. JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers,
covering regular and specialized items. In February 2018, we entered into definitive agreements with third-party investors for the financing of JD Logistics, and JD Logistics raised a total amount of US$2.5 billion by issuing series A preference shares to third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis at the time. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics raised from the global offering in connection with the listing in Hong Kong approximately RMB22.9 billion (US$3.6 billion) in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
In August 2020, JD Logistics acquired a controlling interest in Kuayue-Express Group Co., LTD., or Kuayue Express, a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China, for a total consideration of approximately RMB3 billion through a combination of acquiring existing shares and subscribing for newly issued shares of Kuayue Express.
In March 2022, JD Logistics entered into a series of agreements in relation to the proposed acquisition of Deppon Logistics Co., Ltd (“Deppon”, Shanghai Stock Exchange stock code: 603056). Pursuant to the transaction agreements, JD Logistics will acquire approximately 99.99% of the equity interest in Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited, or Deppon Holdco, which in turn holds a total of approximately 66.50% of the issued share capital of Deppon, for a total consideration of approximately RMB9.0 billion. The transactions are subject to a staggered acquisition arrangement and certain customary closing conditions, including relevant regulatory approvals. Upon completion of the proposed transactions, Deppon Holdco (including Deppon and its subsidiaries) will become a subsidiary of JD Logistics, and its financial results will be consolidated into JD Logistics’s consolidated financial statements. As Deppon is listed on the Shanghai Stock Exchange, subject to the satisfaction of the conditions set out in the agreements and the completion of the proposed transactions, JD Logistics will make a mandatory general offer for all the issued, unrestricted and tradable shares of Deppon (excluding the issued and unrestricted shares of Deppon held by Deppon Holdco) at a price of RMB13.15 per share.
On March 25, 2022, JD Logistics entered into a placing agreement, pursuant to which JD Logistics had agreed to issue 150,500,000 of its ordinary shares to a group of third-party investors for a total purchase price of approximately US$398 million in a placement (the “JDL Placement”). Concurrently, through our wholly-owned subsidiary, we had entered into a subscription agreement with JD Logistics, pursuant to which the subsidiary had agreed to subscribe for, and JD Logistics had agreed to issue 261,400,000 ordinary shares of JD Logistics, at the same per share price for the JDL Placement, for a total purchase price of approximately US$692 million in cash (the “JD Subscription”). The JDL Placement and JD Subscription are not inter-conditional, and both are subject to certain customary closing conditions, including the approval of the Hong Kong Stock Exchange for the listing of the newly issued shares, and the closing conditions for the JD Subscription also include the approval of JD Logistics’s independent shareholders. Upon completion of the JDL Placement and the JD Subscription, through the subsidiary, we will maintain our shareholding in JD Logistics at approximately 63.5%, and continue to consolidate JD Logistics’s financial results into our financial statements.
On April 1, 2022, the JDL Placement was completed in accordance with the terms and conditions of the placing agreement, where an aggregate of 150,500,000 placing shares had been successfully placed by the placing agents to no less than six placees at a placing price of HK$20.71 for each placing share pursuant to the terms and conditions of the placing agreement. The net proceeds from the placing amounted to approximately HK$3,102 million.

JD Health
In November 2019, our healthcare subsidiary, JD Health, completed the non-redeemable
series A preference share financing with a group of third-party investors. The total amount of financing raised was US$931 million, representing 13.5% of the ownership of JD Health on a fully diluted basis upon the completion of this transaction. In August 2020, JD Health completed the non-redeemable
series B preference share financing with a group of third-party investors. The total amount of financing raised was US$914 million, representing 4.5% of the ownership of JD Health on a fully diluted basis. Over the past few years, JD Health is building a comprehensive “Internet + healthcare” ecosystem, providing pharmaceutical and healthcare products and internet healthcare services to the customers. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from the global offering in connection with the listing in Hong Kong approximately RMB25.7 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
JD Property
In 2018, we established JD Property, our infrastructure asset management and integrated service platform, which owns, develops and manages our logistics facilities and other real estate properties to support JD Logistics and third parties.
On March 10, 2021, JD Property entered into definitive agreements for its non-redeemable
series A preference share financing with
co-lead
investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. We have remained the majority shareholder of JD Property after the completion of this transaction. On March 28, 2022, JD Property entered into definitive agreements for its non-redeemable series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round is expected to be approximately US$800 million. The transaction is subject to customary closing conditions. We will remain the majority shareholder of JD Property after the completion of this transaction. It is expected that the financing will facilitate JD Property’s business expansion and model transformation, and further strengthen its infrastructure property management capabilities, so as to further enhance its leading position in China’s modern logistics infrastructure industry.
CNLP
On September 1, 2021, JD Property entered into a sale and purchase agreement in relation to the proposed acquisition of CNLP (HKEX: 1589), pursuant to which JD Property conditionally agreed to acquire 916,488,000 shares of CNLP, representing approximately 26.38% of the issued share capital of CNLP, for a total consideration of approximately HK$3,986.7 million in cash, representing a value of HK$4.35 per share. CNLP is principally engaged in the leasing of storage facilities and the related management services in the PRC. The transaction was completed on January 28, 2022, upon which JD Property had accumulatively acquired 1,286,011,999 shares of CNLP, representing approximately 37.02% of the issued share capital of CNLP.
In addition, pursuant to the Hong Kong Code on Takeovers and Mergers, JD Property was required to (i) make an offer for all other issued shares of CNLP at HK$4.35 in cash per share (the “Share Offer”); and (ii) make an offer for all other outstanding convertible bonds of CNLP (the “Convertible Bond Offer”, together with the Share Offer, the “Offers”). The maximum cash consideration for the Offers and the transaction contemplated thereunder would be approximately HK$12,151.4 million. The Offers became unconditional on February 8, 2022.
Subject to certain acceptance threshold, JD Property intends to privatize CNLP by exercising its right to compulsorily acquire those shares not already acquired by JD Property under the Share Offer, after which CNLP will become a direct wholly-owned subsidiary of JD Property and an application will be made for the withdrawal of the listing of the shares of CNLP from the Hong Kong Stock Exchange.
As of April 22, 2022, taking into account the acceptance shares and the acceptance convertible bonds, JD Property and parties acting in concert with it held an aggregate of 2,786,897,806 shares of CNLP, representing approximately 80.22% of the issued share capital of CNLP, and 100% of the aggregate outstanding principal amounts of the convertible bonds. As disclosed in the joint announcement of CNLP and JD Property on April 22, 2022, the Offers have been extended to May 6, 2022 and further announcement(s) on the results of the Offers will be made in accordance with the Takeovers Code.

JD Industry
In April and December 2020, JD Industrial Technology Inc. (“JD Industry”), our subsidiary dedicated to empowering industrial development by supply chain, technology and services, entered into definitive agreements for non-redeemable
series A and series
A-1
preference share financing (“JD Industry Series A and
A-1
Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industry Series A and
A-1
Preference Shares was approximately US$335 million. Upon completion of such financing, we still hold more than 80% of the issued and outstanding shares of JD Industry.
Jiangsu Five Star
In April 2019, we completed an investment in Jiangsu Five Star Appliance Co., Ltd., or Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China. We acquired 46% of Jiangsu Five Star’s total shares from its existing shareholder for a total purchase price of RMB1.27 billion with a combination of cash and assumption of the seller’s debt. Following this investment, we and Jiangsu Five Star leverage each other’s industry expertise and strength to explore new growth opportunities in the area of omni-channel strategy and aim to provide consumers with a fully-integrated, smart online and offline shopping experience. In addition, we provided a loan of approximately RMB1.02 billion to the seller. We are also entitled to certain collateral and investor rights pursuant to the related definitive agreements. In the second quarter of 2020, we further acquired 54% equity interest and consolidated Jiangsu Five Star by converting the loan of RMB1.02 billion and assuming the seller’s RMB428 million debt owed to Jiangsu Five Star.
Dada Group
In April 2016, we completed the transaction with Dada Group, a leading local on-demand
delivery and retail platform in China, pursuant to which our online-to-offline
business, JD Daojia, became a subsidiary of Dada Group and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada Group. In December 2017, we exercised our warrant to acquire additional preferred shares of Dada Group. In August 2018, in conjunction of Dada Group’s Series F round financing with Walmart, we further invested US$180 million to acquire the newly issued preferred shares of Dada Group. We have formed an extensive cooperation relationship with Dada Group, as its local on-demand
delivery and retail capabilities support our innovative projects and omni-channel strategy, together bringing consumers the most convenient and advanced shopping experience. In June 2020, the ADSs of Dada Group commenced trading on the Nasdaq Global Select Market under the symbol “DADA.” As of December 31, 2021, we owned approximately 47% issued and outstanding of Dada Group.
On March 22, 2021, we, through a subsidiary, entered into a share subscription agreement with Dada Group, and further entered into an amendment to share subscription agreement on February 25, 2022, under which Dada Group issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada Group, pursuant to which we will provide certain strategic resources to Dada Group, at a closing that occurred on February 28, 2022. Immediately following the closing, we held approximately 52% of Dada Group’s issued and outstanding shares and began to consolidate the financial results of Dada Group into ours.

Our Major Investments
JD Technology
Since 2017, JD Technology (formerly known as Jingdong Digits Technology Holding Co., Ltd. and renamed as Jingdong Technology Holding Co., Ltd. in May 2021) has made remarkable progress in the field of digital technology and is now a leading technology service provider in China, enabling corporates and organizations across industries to achieve digitalization and intelligentization and fueling their growth through accessible financial solutions. In June 2020, we entered into agreements with JD Technology, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting our profit sharing right pursuant to the framework agreement between us and JD Technology and investing additional RMB1.78 billion in cash in JD Technology. The framework agreement, including the profit-sharing arrangement between JD Technology and us, was terminated, and JD Technology has become our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth the rights of JD as a shareholder. Pursuant to these agreements, we continue to enjoy substantially all the rights that we had under the framework agreement; provided that certain rights such as the right to liquidity event payment had been terminated upon our conversion of the profit sharing right into equity interest in JD Technology. Pursuant to these agreements, certain of our rights under these agreements should be terminated immediately the day before JD Technology submits its application for an initial public offering. These rights, however, will be restored in the event the initial public offering application is rejected by the relevant authorities or withdrawn by JD Technology.
In addition, on June 20, 2020, the shareholders of JD Technology passed a unanimous resolution to restructure JD Technology as a company limited by shares and adopt the dual class voting structure. The shares held by Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan Equity Investment Center (Limited Partnership), or Suqian Linghang Fangyuan, an entity controlled by Mr. Liu, were entitled to ten votes per share, while Mr. Liu and Suqian Linghang Fangyuan must abstain from voting on any related party transaction with JD Technology. As a result of this dual class voting structure, as of March 31, 2022, we held approximately 22.1% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 52.4% of the total voting power of JD Technology.
On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of our cloud computing and artificial intelligence business (“JD Cloud & AI”). Pursuant to the definitive agreements, we transferred JD Cloud & AI and additional RMB4 billion in cash, as consideration in exchange for newly issued ordinary shares of JD Technology. To support the smooth business transition of JD Cloud & AI, we also transferred some equipment and reserved some restricted share units of us for the employees of JD Cloud & AI, for which JD Technology paid cash consideration. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from our consolidated financial statements, and our equity interest in JD Technology increased from 36.8% to 41.7%.
Yonghui
In August 2015, we entered into definitive agreements with Yonghui Superstores Co., Ltd., or Yonghui, pursuant to which we subscribed for newly issued ordinary shares of Yonghui with a consideration of RMB4.23 billion. In May 2018, we made an additional investment of RMB1.2 billion to acquire additional ordinary shares from the existing shareholders of Yonghui. In 2020, we made further investment of RMB1.0 billion to acquire additional ordinary shares from the existing shareholders of Yonghui. As of December 31, 2021, we held approximately 13% of Yonghui’s issued and outstanding ordinary shares. In addition, we have formed a strategic partnership with Yonghui to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in online-to-offline
initiatives and other areas of potential strategic cooperation.
China Unicom
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
Vipshop
In December 2017, we, along with Tencent, entered into a share subscription agreement to subscribe for newly issued Class A ordinary shares of Vipshop Holdings Limited, or Vipshop, a NYSE-listed online discount retailer for brands in China. We also transacted the ADSs of Vipshop from the open market. As of April 14, 2022, we beneficially owned 8,593,189 Class A ordinary shares (including Class A ordinary shares in the form of ADSs) of Vipshop.

Wanda Commercial Properties
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
ATRenew (formerly known as AiHuiShou)
In June 2019, we completed an investment of approximately RMB3.38 billion in ATRenew Inc. (formerly known as AiHuiShou International Co. Ltd.), or ATRenew, a technology-driven pre-owned
consumer electronics transactions and services platform. In connection with this investment, we merged our Paipai Secondhand business with and into ATRenew with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of ATRenew. In September and December 2020, we completed additional investments of RMB401 million in cash in ATRenew. In addition, we made an additional investment of RMB129 million in ATRenew in April 2021 and RMB321 million to acquire its ADSs in connection with its initial public offering in June 2021. The ADSs of ATRenew commenced trading on the New York Stock Exchange in June 2021. As of December 31, 2021, we owned approximately 33% issued and outstanding shares of ATRenew.
Xingsheng
In December 2020, we invested approximately US$700 million to purchase newly issued preferred shares of Xingsheng Preference Electronic Business Limited, or Xingsheng. Xingsheng is a leading community group buying
e-commerce
platform that serves community families with fresh foods and daily necessities.

B.	Business Overview
Overview
We are a leading supply chain-based technology and service provider. We generated total net revenues of RMB576.9 billion, RMB745.8 billion and RMB951.6 billion (US$149.3 billion) in 2019, 2020 and 2021, respectively. We generated net income of RMB11.9 billion and RMB49.3 billion in 2019 and 2020, respectively, and incurred net loss of RMB4.5 billion (US$0.7 billion) in 2021.
Overview of Our
E-commerce
Business
We believe our scale and market leadership are built upon our competitive edge in customer experience and operational efficiency, as well as our commitment to strategically invest in technology and logistics infrastructure for the long term.
Providing superior customer experience is our top priority. Our
e-commerce
business offers customers a wide selection of authentic products at competitive prices. We have built and operate our own nationwide fulfillment infrastructure that supports our
e-commerce
business. Our speedy, efficient and reliable fulfillment services ensure a high degree of customer satisfaction. We offer an enjoyable online shopping experience mainly through our content-rich, user-friendly and highly personalized mobile apps and website www.jd.com. We also provide comprehensive customer services and convenient payment options. Owing to the superior customer experience we provide, our loyal customer base has expanded rapidly. We had 362.0 million, 471.9 million and 569.7 million annual active customer accounts in 2019, 2020 and 2021, respectively.
We operate online retail and marketplace
e-commerce
businesses. In our online retail business, we purchase products from suppliers and sell them directly to our customers. We offer a wide range of product categories through our online retail business, including electronics products, home appliances and a large variety of other general merchandise categories. We have established strong relationships with our suppliers as our online retail business grows rapidly over time. As of December 31, 2021, we sourced products from over 40,000 suppliers.

Timely and reliable fulfillment is critical to our success. Leveraging this nationwide fulfillment capability, we deliver a majority of the orders to customers by ourselves. Since 2020, we further improved our efficiency in more cities, especially the less developed areas, as we continued to expand our same day and next day delivery service in these areas. Our fulfillment services have been proven to be highly reliable in response to customer needs, particularly in the event of business disruptions, such as during the
COVID-19
outbreak.
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
We are exploring a variety of omni-channel initiatives to meet our customers’ ever-growing demand. We believe we are well-positioned to empower traditional offline retailers by capitalizing on our strong online presence, industry know-how
and omni-channel technology and systems. We collaborate with Walmart on
e-commerce
by launching Walmart and Sam’s Club Flagship Stores on our platform and providing fulfillment solutions to them. Through our strategic partnership with Dada Group, a leading local on-demand
delivery and retail platform in China, whose financial results were recently consolidated by us since February 28, 2022, Dada Group has been cooperating with JD Logistics to provide our customers with on-demand
and last-mile delivery services of a wide selection of grocery and other fresh products through JD Daojia. We are also exploring in the offline retail market through 7FRESH, our offline fresh food markets, experimenting on the omni-channel model.
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
Overview of Our Supply Chain-based Technologies and Services
We are a leading supply chain-based technology and service provider. We take a holistic view on the supply chain covering from upstream manufacturing and procurement, logistics, distribution and retail to end customers.
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

Logistics Services
We made our strategic decision in 2007 to invest in and build our own nationwide fulfillment infrastructure. As of December 31, 2021, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,300 warehouses with an aggregate gross floor area of over 24 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In addition, we had a team of 298,717 warehouse and delivery personnel as of December 31, 2021. Our value proposition is to empower our customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. We help our customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. Our solutions are powered by our proprietary technology, industry know-how
and insights of product merchandizing. In 2021, we served more than 300,000 corporate customers across a wide array of industries, such as FMCG (fast-moving consumer goods), apparel, home appliances, home furniture, 3C, automotive and fresh produce, among others.
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
We have developed robust supply-chain based technology in three key areas, namely AI, Big data analytics and Cloud computing. We have world-class scientists and a large team of AI engineers. Our technology achievements have been well recognized globally. For example, we built a smart supply-chain platform that includes application-level products supporting many use cases that are applicable to our business as well as the ecosystem.
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
JD Retail
Online Retail
In our online retail business, we acquire products from suppliers and sell them directly to customers. We believe we have the largest online product review database of any online retail company in China with approximately 8.9 billion product reviews generated by our customers as of December 31, 2021.
As we now offer a wide range of product categories through our online retail business model, net revenues from electronics products, which include computers, mobile handsets and other mobile digital products, and home appliances, have declined as a percentage of our total net revenues. As of December 31, 2021, we sourced products from over 40,000 suppliers. We believe that large scale and market leading position are critical to success in the online retail market in China and can provide important competitive advantages to us.
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

We believe we are well-positioned to provide omni-channel solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging our strategic partnership with Dada Group, a leading local on-demand
delivery and retail platform in China. Dada Group has partnered with a large number of well-known chain retailers and many first-tier international and domestic FMCG (fast-moving consumer goods) brands by leveraging Dada Group’s crowd-sourcing delivery network. Dada Group has been cooperating with JD Logistics to provide fast on-demand
delivery services for merchants and consumers. In 2021, we and Dada Group formed a strategic partnership with ASUS, a global technology leader, launching more than 150 ASUS stores on JD Daojia (JDDJ) and “Shop Now”, our new on-demand
consumer retail section. Leveraging this partnership, we will further accelerate the digital transformation of physical stores to improve the offline shopping experience for computer and digital products, including the extension of
“one-hour
delivery” service to all ASUS offline stores in China.
On March 22, 2021, we, through a subsidiary, entered into a share subscription agreement with Dada Group, and further entered into an amendment to share subscription agreement on February 25, 2022, under which Dada Group issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada Group, pursuant to which we will provide certain strategic resources to Dada Group, at a closing that occurred on February 28, 2022. Immediately following the closing, we held approximately 52% of Dada Group’s issued and outstanding shares and began to consolidate the financial results of Dada Group into ours. Our increased investment in Dada Group will facilitate both sides to promote the expansion of on-demand
delivery and retail, as well as omni-channel collaboration. This is expected to help our company to further diversify its retail services, enable its business partners to improve their operating efficiency, and deliver better services for its consumers.
In June 2016, we entered into a series of agreements in relation to our strategic alliance with Walmart. We have collaborated with Walmart on
e-commerce,
including launching a Sam’s Club Flagship Store and Walmart China Flagship Store on www.jd.com website, Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide, and a
one-hour
delivery service from Walmart Stores and Sam’s Clubs in selected cities through the JD Daojia app. We have also experimented with other omni-channel opportunities, aimed at offering shoppers across China faster and more convenient access to high-quality products through multiple channels.
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
In September 2021, we opened our first “JD MALL” offline store in Xi’an, Shaanxi Province, offering consumers an immersive omni-channel shopping experience. In addition to traditional electronic categories offered by JD Super Experience Store, JD MALL provides over 200,000 items from more than 150 brands, in categories including home, furniture, kids, smart healthcare products and auto accessories. Through its partnership with leading furniture makers, JD MALL meets the demand among younger consumers for bespoke one-stop-shop
home design services that incorporate furniture and home appliances categories.

Marketing Services
Leveraging our AI capabilities and our comprehensive dataset accumulated from a wide range of business scenarios along the entire value chain, we provide a variety of marketing services to suppliers, third-party merchants and other business partners through our proprietary advertisement technology platform. In 2019, through our greatly expanded development and investment in advanced advertising and marketing technology, we launched the JD Marketing 360 Platform. This platform employs sophisticated AI and big data technologies in exploiting our user behavior insights to provide brand marketers and third-party merchants with a one-stop
brand building and sales growth solution. It integrates omni-channel marketing, rich marketing effectiveness measurements, and comprehensive consumer asset growth management to help our marketers to effectively acquire new users and increase shopping frequency from existing users. We provide native search ads and display ads on our main apps, and we also place display ads, search ads and affiliate ads on China’s mainstream high traffic apps and video apps. In 2019, we also invested in automated marketing technologies, launching comprehensive products automating all aspects of marketing, including automatic bidding, targeting, creative generation of ads, and budget allocation to satisfy a broad range of marketing scenarios. These products not only reduce our marketers’ labor in marketing campaigns, but also improve their ROI.
JD Logistics
JD Logistics is the leading technology-driven supply chain solutions and logistics services provider in China. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers,
covering regular and specialized items. JD Logistics’s value proposition is to empower customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. JD Logistics helps customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. The solutions are powered by proprietary technology, industry know-how
and insights of product merchandizing. In 2021, JD Logistics served more than 300,000 corporate customers across a wide array of industries, such as FMCG (fast-moving consumer goods), apparel, home appliances, home furniture, 3C, automotive and fresh produce, among others. As of December 31, 2021, JD Logistics operated over 1,300 warehouses, which covered an aggregate gross floor area of over 24 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In the second quarter of 2020, JD Logistics launched a new Asia No.1 warehouse in Langfang, Hebei Province, near Beijing, equipped with the first automated storage and retrieval system for bulky items in Asia’s
e-commerce
industry, greatly improving efficiency in handling items including air conditioners, refrigerators and furniture. In 2021, approximately 90% of the total online retail orders processed through JD Logistics’s network were delivered on the same day or the day after the order was placed, with approximately 60% of the total online retail orders covered by the 211 program.
On March 25, 2022, JD Logistics entered into a placing agreement, pursuant to which JD Logistics had agreed to issue 150,500,000 of its ordinary shares to a group of third-party investors for a total purchase price of approximately US$398 million in a placement (the “JDL Placement”). Concurrently, through our wholly-owned subsidiary, we had entered into a subscription agreement with JD Logistics, pursuant to which the subsidiary had agreed to subscribe for, and JD Logistics had agreed to issue, 261,400,000 ordinary shares of JD Logistics, at the same per share price for the JDL Placement, for a total purchase price of approximately US$692 million in cash (the “JD Subscription”). The JDL Placement and JD Subscription are not inter-conditional, and both are subject to certain customary closing conditions, including the approval of the Hong Kong Stock Exchange for the listing of the newly issued shares, and the closing conditions for the JD Subscription also include the approval of JD Logistics’s independent shareholders. Upon completion of the JDL Placement and the JD Subscription, through the subsidiary, we will maintain our shareholding in JD Logistics at approximately 63.5%, and continue to consolidate JD Logistics’s financial results into our financial statements.
On April 1, 2022, the JDL Placement was completed in accordance with the terms and conditions of the placing agreement, where an aggregate of 150,500,000 placing shares had been successfully placed by the placing agents to no less than six placees at a placing price of HK$20.71 for each placing share pursuant to the terms and conditions of the placing agreement. The net proceeds from the placing amounted to approximately HK$3,102 million.
JD Property
JD Property, our infrastructure asset management and integrated service platform, owns, develops and manages our logistics facilities and other real estate properties, to support JD Logistics and third parties. JD Property has unique advantages to secure scarce land resources as we continue to help boost economies across China through creating employment opportunities and contributing tax, among others. JD Property aims to develop its logistics asset portfolios while maintaining strong capital discipline. With the expansion of our asset portfolios, we have adopted a capital recycling strategy through our fund management platform and other partnerships. We believe this strategy will help further expand our asset portfolios, minimize our related future capital expenditures and enhance our returns. As of December 31, 2021, JD Property manages properties with a total gross floor area of approximately 16 million square meters. On March 10, 2021, JD Property entered into definitive agreements for the non-redeemable
series A preference share financing with
co-lead
investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. We have remained the majority shareholder of JD Property after the completion of this transaction. On March 28, 2022, JD Property entered into definitive agreements for its non-redeemable
series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round is expected to be approximately US$800 million. The transaction is subject to customary closing conditions. We will remain the majority shareholder of JD Property after the completion of this transaction. It is expected that the financing will facilitate JD Property’s business expansion and model transformation, and further strengthen its infrastructure property management capabilities, so as to further enhance its leading position in China’s modern logistics infrastructure industry.

On September 1, 2021, we entered into definitive agreement and potential mandatory conditional cash offer to acquire CNLP. See “Item 4.A. Information on the Company—History and Development of the Company—Development of Our Subsidiaries—CNLP” for details.
Technology Initiatives
In November 2020, during our fourth annual tech summit “JD Discovery” in Beijing, we launched JD Retail Cloud, a technological ecosystem for the retail industry. JD Retail Cloud offers integrated data, technology, business, and user management industry solutions to support the digitization of enterprises and institutions. One solution provided by JD Retail Cloud is Shangling SaaS Mall, a comprehensive SaaS-based operational solution for manufacturers and offline retailers. Driven by our technology and services, Shangling SaaS Mall aims to help manufacturers and retailers to improve efficiency in omni-channel operation and marketing, as well as digitalization of offline store operation.
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
On JD Logistics side, we have been strengthening our technological innovation and applications in various aspects of supply chain solutions and logistics services, including automation, digitalization and intelligentization. Our proprietary technologies include both hardware and software technologies that are seamlessly integrated. As of December 31, 2021, we were entitled to over 5,500 patents and computer software copyrights (including applications thereof), of which over 3,000 are related to our automation and unmanned technologies. We have also built a large team of over 3,800 research and development professionals. We apply technology to each key part of the supply chain, combining pre-planning,
implementation, intelligent decision-making and post-operation management to deliver customer experience and overall efficiency. Equipped with these proprietary technologies, we have built a comprehensive smart logistics system capable of service automation, operation digitalization and intelligent decision-making. In January 2021, JD Logistics was selected by INFORMS as one of the seven finalists for the 50th annual Franz Edelman Award for Achievement in Advanced Analytics, Operations Research and Management Science, the world’s most prestigious award for achievements in the practice of analytics and operations research. Along with other seven world-leading enterprises including Amazon, JD.com, Inc. was recognized for its advanced research and self-developed “unmanned” warehouse scheduling system. JD.com, Inc. is among the few Chinese companies that were selected as finalists in the history of the award.

In December 2019, we formed JD Cloud & AI platform. We have a large team consisting of research and development professionals primarily covering areas of AI, big data analytics and cloud computing. We strive to deliver best-in-class
services to our customers and become the most trusted technology service provider in the industry, powered by our large and sophisticated IT infrastructures. On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of JD Cloud & AI. Pursuant to the definitive agreements, we transferred JD Cloud & AI and certain assets together valued at approximately RMB15.7 billion to JD Technology, in exchange for newly issued ordinary shares of JD Technology. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from our consolidated financial statements, and our equity interest in JD Technology increased from 36.8% to 41.7%. We believe that, through this transaction, we will continue to focus on our core competences and synergistic businesses to better serve customers, and JD Technology will be better positioned to deliver a suite of cutting-edge technology services to its business partners.
JD Health
In November 2019, our healthcare subsidiary, JD Health, completed the non-redeemable
series A preference share financing with a group of third-party investors. In August 2020, JD Health completed the non-redeemable
series B preference share financing with a group of third-party investors. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from the global offering in connection with its listing in Hong Kong approximately RMB25.7 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses. JD Health’s annual active user accounts reached 123.3 million in 2021, an increase of 33.5 million from 2020. The number of average daily consultations exceeded 190,000 in 2021, a solid growth momentum despite the high base from last year. As a leading online healthcare platform, JD Health’s mission is to become the go-to
health management platform for everyone in China. Its strategic position is to create a technology-driven platform that centers on the supply chain of pharmaceutical and healthcare products and is strengthened by healthcare services, encompassing a user’s full life span for all healthcare needs. It is committed to offering users easily accessible, convenient, high-quality yet affordable pharmaceutical and healthcare products. To achieve this goal, JD Health has built a one-stop
online health management platform to create greater value for all participants in the healthcare value chain, and will continue to expand its core businesses, retail pharmacy business and online healthcare services, through utilizing AI, big data, cloud computing and other advanced technology.
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
Each of these categories is further divided into numerous subcategories to facilitate browsing. In building up our product offerings, we focus on quality as well as quantity. Due to our nationwide reach and our efficient fulfillment system, suppliers often choose us to launch new products that they expect will be in high demand, and we often act as the preferred distributor for a period of days or weeks when a hot new product first becomes available for sale to the public. We had a gross merchandise value, or GMV of RMB2,085.4 billion and RMB2,612.5 billion in 2019 and 2020, respectively. Our GMV increased by 26.2% in 2021 as compared to 2020. “GMV” are to the total value of all orders for products and services placed in our online retail business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our mobile apps and websites as well as orders placed on third-party mobile apps and websites that are fulfilled by us or by our third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts. We believe that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period. Therefore, it should not be used as a financial metric or industry and peer comparisons.
Online Experience
We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our content-rich and user-friendly mobile apps and website
www.jd.com
. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, customized product recommendations, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed apps and features adapted for mobile internet users. We currently offer mobile access through our mobile website m.jd.com and our various iOS and Android mobile apps. As part of our strategic partnership with Tencent, we launched level 1 access on Tencent’s Weixin and direct access on Tencent’s Mobile QQ, whereby Tencent users can easily access our product offerings and have an enjoyable mobile shopping experience. Over 90% of orders fulfilled were placed through our mobile apps in 2021.
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

Interactive user community to enhance customer engagement and loyalty
. Our mobile apps and websites contain a large volume of helpful user-generated and professionally-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings. We believe that we have the largest online product review database of any online retail company in China, with approximately 8.9 billion product reviews generated by our customers as of December 31, 2021, which benefits our customers, suppliers and third-party merchants.
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
In 2021, we further strengthened our brand image of offering hassle-free services to our customers. Combining unique service capabilities from our retail business and our third-party merchants, we provide our customers with customized services for different product categories. Our services cover the entire purchasing process and include over 60 types of services such as instant refunds, repair by exchange program, home-delivery of replacements, and extended price protection services for selected retail products, among other offerings. The service offering aims to facilitate consumers’ purchase decisions by providing trustworthy and guaranteed services. In 2021, we continued to invest in smart services and leveraged our advanced AI and deep learning technologies to more efficiently resolve the high volume of customer inquiries without sacrificing the customer experience. We also leveraged our cutting-edge technologies and smart systems to analyze a large volume of customer feedback and alerted third-party merchants in advance regarding potential customer service issues, helping third-party merchants to improve their service quality for our customers.
24-7
customer service centers
. We operate three
24-7
customer service centers in Suqian, Yangzhou and Chengdu, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints via various channels such as phone calls, online written instant messengers, JD official accounts on Weixin and Weibo, and through email. As of December 31, 2021, we had over 14,000 customer service representatives at the Suqian, Yangzhou and Chengdu centers.

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
Continuous expansion of delivery service
. We have established and are making continuous efforts to further expand our cold-chain and cross-border logistics capabilities, and in new business areas, to expand product offerings while ensuring superior customer experience.
Payment
Online payment
. Various kinds of online payment methods are offered to customers at the time they place their orders, such as Weixin Pay, JD Pay and UnionPay. Customers chose online payment approximately 99% of the time in 2021.
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
Merchandise Sourcing
In our online retail business, we sourced products from over 40,000 suppliers as of December 31, 2021. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2021.
We expect to increase our direct purchases from manufacturers and, where appropriate, to become an authorized reseller. We believe that our ability to establish direct relationships with manufacturers will enable us to provide high-quality products and obtain better procurement terms and access to hard-to-get
products. We believe that manufacturers and distributors consider us an important channel in certain product categories such as computers and mobile devices, and we are gaining significant traction in related categories like home electronics. Direct cooperation with manufacturers enables us to increase supply chain efficiency by minimizing supply chain costs and to give customers peace of mind about product quality. In addition, we have created an interface where our third-party merchants access reports regarding inventory status, purchase history and customer reviews of their products. Suppliers and third-party merchants can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them.

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
Nationwide Fulfillment Infrastructure.
We have built a nationwide fulfillment infrastructure. As of December 31, 2021, our warehouse network covered almost all counties and districts across China, consisting of over 1,300 warehouses operated by us and over 1,700 cloud warehouses operated by third-party warehouse owner-operators under our Open Warehouse Platform. As of December 31, 2021, our warehouse network had an aggregate GFA of over 24 million square meters, including the GFA of the cloud warehouses under our Open Warehouse Platform. We deliver a majority of the orders directly to customers ourselves.
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
In addition to our core technology innovation, research and development, we also place a strong emphasis on data privacy and security. Protecting customer data and building trust is one of our core values. Operating in compliance with the most stringent standards and regulations both in China and globally, we provide our customers with a high level of security, privacy protection and ease of mind. In 2021, we were named four years in a row as an AAA trusted cloud provider certified by the China Academy of Information and Communications Technology (CAICT).
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
To support our omni-channel strategy, our technologies are embedded in a multitude of retail scenarios, from online web and mobile shopping experience, to our offline ecosystem, including our JD Smart Speakers, 7FRESH stores, JD
E-SPACE,
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

At the infrastructural level, during the two major online shopping events in 2021, JD Cloud platform had a solid operational performance by recording 99.95% of service level agreements (SLAs) and having zero outages.
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
With the increasing popularity of mobile internet-enabled devices, over 90% of our orders fulfilled were placed through our mobile apps in 2021. In order to further improve the customer experience and increase user engagement on the mobile internet, we are exploring cooperation opportunities with many business partners on the mobile side. In addition, we have formed strategic partnerships with a number of major internet companies in China, aiming at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB22.2 billion, RMB27.2 billion and RMB38.7 billion (US$6.1 billion) of marketing expenses in 2019, 2020 and 2021, respectively.
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
Intellectual Property
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. As of December 31, 2021, we owned 3,300 computer software copyrights in China relating to various aspects of our operations and maintained approximately 18,900 trademark registrations inside China and approximately 3,200 trademark registrations outside China. We had approximately 27,000 trademark applications inside China and approximately 5,700 outside China. As of December 31, 2021, we had approximately 4,600 patents granted in China, approximately 300 patents granted outside China, approximately 9,100 patent applications pending in China and approximately 620 patent applications pending outside China. As of December 31, 2021, we had registered approximately 7,700 domain names. Our registered domain names include jd.com, jdl.cn and jdhealth.com, among others.
Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 66 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain product liability insurance or key-man
life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

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
Environmental Sustainability
“Powered by Technology for A More Productive and Sustainable World” is our mission and core strategy of social responsibility. We continue creating values for economic development, environmental friendliness, and social harmony, based on the technological driver from our Digitally Intelligent Social Supply Chain and the organizational driver from corporate governance, employees, and business partners. We help establish a more productive and sustainable future in terms of promoting employment, enhancing rural revitalization, improving social efficiency, driving high-quality consumption, facilitating the digitalization of the real economy, and supporting supply-side structural reforms, thereby proactively being accountable for social responsibility.
On April 19, 2021, we published our first ESG report, which highlights our long-term approach to ESG initiatives. It captures our corporate social responsibility strategic framework, which is centered on using digitally intelligent supply chain to cover three pillars: boosting the real economy, improving social efficiency and enhancing environmental friendliness.
On June 18, 2021, we published our sustainability report discussing our company’s achievements from 2018 to 2020 in creating a low-carbon
enterprise through environmentally friendly logistics, procurement and facilities. Based on our operating and business advantages, we will build a green and low-carbon
business model with three dimensions: covering its own operations, supply chain management, and consumer influence to achieve green economic development and jointly build the green community.
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
On
low-carbon
and green supply chain, we replace traditional fuel-combustion trucks with new energy vehicles, leading to the development of green transportation. From 2017 to 2021, JD Logistics has launched new energy vehicles in more than 50 cities in 7 regions across China, reducing at least 400,000 tons of carbon dioxide emissions per year. We use big data to carry out real-time optimal route planning and storage network planning to reduce the number of vehicles in transit, increase the full load rate of return vehicles, and optimize the efficiency of logistics transportation.
On green lifestyle advocacy, consumers preference for more sustainable lifestyles and consumption are leading to changes in market demand. This is driving industries to transition towards greener development models can lead sustainable lifestyles and can participate in and promote sustainable development. In 2019, we joined hands with the World Wide Fund for Nature (WWF) to launch the “Giant Panda-Friendly Enterprise Alliance.” With the help of our platform, we drive upstream business partners to develop sustainable products with agricultural products from the panda habitat, while using trustworthy products. This platform provides consumers with rich, high-quality, and responsible consumption choices.

We will continue improving our ESG governance structure and system, enhance regulation and law compliance, information security, operational safety, realizing the coordination between expectations from external stakeholders and internal growth.
Employee care
We have always striven to provide employees with comprehensive social benefits, a diverse work environment and a wide range of career development opportunities. We have invested significant resources in employee career development and training. In 2020, we clarified talent criteria and applied it to the entire talent management process. Throughout the entire year, we not only focused on the improvement of employees’ professional development, but also made efforts to incentivize our employees to have a “sense of goals” and “sense of fulfillment.” Additionally, we placed special emphasis on the building of a talent pipeline and cohesive organizational culture. We have established a comprehensive system for employee training and development, covering leadership, general competencies, professional competencies, and others. Our comprehensive training program includes corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. In 2021, we provided more than 20,380 training courses online and offline for employees.
In 2021, we continued to improve employee surveys through our internal communication tools on a routine basis, covering a broad range of topics such as company culture, team cooperation, personal development, and others. The surveys helped the management team better understand employees’ needs and thus improved the health of the overall organization.
We won several employer awards in 2021, among which the most influential include Campus Most Attractive Employer Award (by Universum), Best Employer of 2021 (by Zhaopin.com & PKU) and World’s Best Employers (by Forbes).
Poverty alleviation
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
During the 4th Chinese Farmers’ Harvest Festival in September 2021, we announced that our supportive measures for agriculture in rural areas had promoted the development of local brands from scratch, such as Suqian King Crabs in Jiangsu Province, and increased the transaction volume of local agricultural products by more than 200% in 2021.
COVID-19
outbreak relief
Since the outbreak of the
COVID-19
pandemic, we have spared no efforts in fighting the virus. We leverage our leading advantages in the supply chain and logistics fields through a series of efficient, reliable, and innovative anti-epidemic measures to meet social needs with medical resources and daily necessities.
For example, throughout the year, we made numerous donations of rescue supplies and daily necessities to regions stroke by
COVID-19
outbreaks, such as Nanjing, Xi’an, Zhengzhou and Hong Kong. The emergency efforts also reflect our longstanding policy of immediately donating goods to areas affected by disasters from our nearest warehouse. To further exemplify our strength in supply chain, our businesses, including Jingxi and 7FRESH supermarkets, also supply fresh produce to the virus-stricken city to ensure adequate food access and alleviate the negative impacts on residents’ livelihood. While ensuring supplies will reach the frontline, we also provided
COVID-19
insurance to our employees.

Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
Regulations Relating to Foreign Investment
Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC, and together with the FIL and their respective implementation rules and ancillary regulations. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalogue, are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.
The Ministry of Commerce and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), on December 27, 2020, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), or the 2021 Negative List, on December 27, 2021, to replace the previous encouraging catalogue and negative list thereunder. Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category.
On March 15, 2019, the National People’s Congress promulgated the FIL, which has become effective on January 1, 2020 and replaced the Outgoing FIE Laws. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.
According to the FIL, foreign investment shall enjoy
pre-entry
national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all
provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3.D. Key Information—Risk Factors—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”
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

On December 30, 2019, the Ministry of Commerce and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.
According to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce on December 19, 2020 and became effective on January 18, 2021, the NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.
Foreign Investment in Value-Added Telecommunications Businesses
The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in the industry. However, pursuant to the latest amendment to the Regulations for Administration of Foreign-invested Telecommunications Enterprises issued by the State Council in March 2022, which will come into effect on May 1, 2022, several provisions, including the requirement that such major foreign investors described above to have a good and profitable record and operating experience in the industry had been removed. In addition, the 2021 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in
e-commerce,
domestic multiparty communication,
storage-and-forward
and call center businesses. Due to these regulations, we operate our
www.jd.com
website through Jingdong 360, one of our consolidated variable interest entities.
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
Internet Publication License/Network Publication Service License.
As a result of institutional reform in March 2018, the National Press and Publication Administration was established and assigned to undertake the administration of publication activities in China from the State Administration of Press and Publication, Radio, Film and Television, or the SAPPRFT, which was integrated from the State Administration of Radio, Film and Television, and the General Administration of Press and Publication in March 2013. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. In February 2016, the SAPPRFT and the MITT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthened and expanded the supervision and management on the network publication service. Pursuant to the Administrative Measures on Network Publication, entities engaging in the network publication service are required to obtain a network publication service license from a competent administrative authority; the network publishing services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining a Network Publication Service License. Jingdong 360 holds a Network Publication Service License, which is in the process of being renewed.

Online Culture Operating Permit
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
Courier Service Operation Permit
Pursuant to the PRC Postal Law, the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018 and was further amended in March 2019, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. As of December 31, 2021, Jingbangda had obtained one cross-provincial Courier Service Operation Permit, and its 37 subsidiaries had obtained Courier Service Operation Permits. We are in the process of making filings with local postal administrations for express delivery terminal outlets of Jingbangda and its branches. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”
Road Transportation Operation Permit
Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, anyone engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2021, Xi’an Jingdong Xuncheng and its 10 branches and two subsidiaries, Jingbangda and its 32 subsidiaries and two branches had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. See “Item 3.D. Key Information—Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Unmanned Aerial Vehicle Business License
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
Publication Operation Permit
In May 2016, the Ministry of Commerce and the SAPPRFT jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or the Publication Market Measures (2016 Version), which replaced the Administrative Measures for the Publication Market (2011 Version). According to the Publication Market Measures (2016 Version), where an entity or individual is engaged in the distribution of publications via the internet or other information networks, the entity or individual is required to obtain a Publication Operation Permit. Entities and individuals engaged in the wholesale or retail of publications are required to carry out the relevant activities within the scope of a Publication Operation Permit. Where an entity or individual has obtained the Publication Operation Permit and is engaged in the distribution of publications via the internet or other information networks within the approved business scope, the entity or individual is required to complete record filing with the publication administrative department within 15 days after launching the online distribution business. We engage in wholesale and retail of books and audio and video products and other publications through entities including Jiangsu Yuanzhou, Beijing Jingdong Century Information Technology Co., Ltd., Guangzhou Jingdong Trading Limited, Shenyang Jingdong Century Trading Co., Ltd. and Shanghai Yuanmai Trading Co., Ltd. Each of these entities has obtained a Publication Operation Permit.
Food Operation Permit
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
Medical Device Operation Enterprise Permit
The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014, May 2017 and June 2021, divide medical devices into three types. Enterprises engaging in the sale of Type II medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type III medical devices must obtain a Medical Device Operation Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd. (a subsidiary of Jingdong Century), Beijing Jingdong Hongjian Jiankang Co., Ltd. and certain other subsidiaries of Beijing Jingdong Jiankang Co., Ltd. have obtained Medical Device Operation Permits for the sale of several types of Type III medical devices.
Permit for Production and Operation of Radio and TV Programs
Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004 and amended in August 2015, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360 has obtained a Permit for Production and Operation of Radio and TV Programs, which remains valid until June 2023.

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
On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, which aims to regulate business activities involving the sale of commodities or provision of services through the internet and other information networks, to replace the Administrative Measures for Online trading promulgated in January 2014. Pursuant to Online Trading Measures, online trading operators are classified into four types: the online trading platform operators, operators on platform, operators of self-built websites, and operators that carry out online trading activities through other online services. The Online Trading Measures reinforces the operation requirements as provided under the
E-Commerce
Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information. The Online Trading Measures also provides that the online trading operators (i) shall not use false transactions, fabricated user review etc to conduct false or misleading business promotion, so as to defraud or mislead consumers and (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation. Furthermore, the Online Trading Measures imposes a series of regulatory requirements on new forms of online trading, such as online social networking
e-commerce
and online livestreaming
e-commerce.
In March 2016, the STA, the Ministry of Finance and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border
E-commerce
Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border
e-commerce
retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border
e-commerce
retail are taxpayers, and
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
On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. In accordance with the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.
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
Regulations Relating to Information Security
The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.
Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (ii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iii) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.
In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On December 28, 2021, the CAC and other twelve PRC governmental authorities jointly issued the Measures for Cybersecurity Review, with effect from February 15, 2022, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure” or the data processing activities by a network platform operator. According to the Measures for Cybersecurity Review, “network products and services” primarily refer to core network equipment, important communication product, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure, cyber security or data security.
For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On November 14, 2021, the CAC released the Draft Measures for Internet Data Security, which provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Measures for Internet Data Security, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Measures for Internet Data Security remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. There is no timetable as to when the Draft Measures for Internet Data Security will be enacted.
On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the CII Regulations. Pursuant to the CII Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.
On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.
Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in
and
log-out
time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the Standing Committee of the National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, take measures such as elimination, keep relevant records, and report to relevant government authorities.
On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

Regulations Relating to Internet Privacy
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.
The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to information cybersecurity administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) dissemination of illegal information in large scale; (ii) severe effect due to the leakage of the client’s information; (iii) serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis
and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collection and use,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner;
(v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing
such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.
On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential
information.
In addition, on August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Regulations Relating to Product Quality, Consumer Protection and Operation Safety
The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.
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
In addition, we are subject to PRC regulations relating to operation safety. According to the Work Safety Law, which was effective on November 1, 2002 and most recently amended on June 10, 2021, the principal person-in-charge of a production and operation entity shall be the primary person responsible for the work safety of such entity, and the production and operation entities in emerging industries and fields such as platform economy shall, based on the characteristics of their respective industries and fields, establish, improve and implement a responsibility system for work safety of employees, as well as strengthen the education and training on work safety for employees.
Regulations Relating to Pricing
In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as online retailer as well as business operator. We believe that our pricing activities are currently in compliance with the law in all material aspects.

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
Pursuant to the PRC Civil Code, if the mortgaged property has been leased and transferred for occupation prior to the establishment of the mortgage right, the original tenancy shall not be affected by such mortgage right. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes Over Lease Contracts on Urban Buildings (2020 version), which took effect on January 1, 2021, if the ownership of the leased premises changes during lessee’s possession in accordance with the terms of the lease contract, and the leasee requests the assignee to continue to perform the original lease contract, the PRC court shall support it, except that the mortgage right has been established before the lease of the leased premises and the ownership changes due to the mortgagee’s realization of the mortgage right.

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
Copyright
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

Patent
The Patent Law provides for three types of patents, “invention”, “utility model” and “design.” Invention or utility models must meet three criteria to be patentable: novelty, inventiveness and practicability. The National Intellectual Property Administration is responsible for examining and approving patent applications. As of December 31, 2021, we had approximately 4,600 patents granted in China, approximately 300 patents granted outside China, approximately 9,100 patent applications pending in China and approximately 620 patent applications pending outside China.
Trademark
The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. As of December 31, 2021, we had approximately 22,100 registered trademarks in different applicable trademark categories in different jurisdictions, approximately 27,000 trademark applications in China and approximately 5,700 outside China.
Domain Name
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

Regulations Relating to Overseas Listing and M&A
On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.
On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Provisions, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the listing and financing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing overseas may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on
offering within three business days after completion of the
follow-on
offering, (iii) with respect to its
follow-on
offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of single or multiple acquisitions, share swap, share transfer and other transaction arrangements, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. According to the Draft Provisions, failure to comply with the filing requirements or breach of the overseas listing restrictions may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their relevant business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and senior executives may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.
Regulations Relating to Anti-Monopoly
The currently effective Anti-Monopoly Law of PRC (the “Anti-Monopoly Law”) was promulgated by Standing Committee of the National People’s Congress in 2007, and SAMR has sought public comments on the Draft Amendment to the Anti-Monopoly Law (the “Draft for Comment”) in January 2020. Pursuant to the Anti-Monopoly Law, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council. On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.
On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities (VIE) shall fall within the scope of anti-monopoly review. Furthermore, the Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.
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

Further, On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%; and (vi) for taxpayers providing production and living services, the deductible input VAT amount for the current period shall be added additional 10% based on the actual input VAT amount. The Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions. On September 30, 2019, the MOF and the SAT jointly issued the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, or Announcement 87, pursuant to which, from October 1, 2019 to December 31, 2021, the taxpayers engaging in providing living services are allowed to deduct additional 15% of the deductible input VAT amount for the current period from the payable tax. For aforementioned taxpayers providing production and living services relating to Announcement 39 and Announcement 87, the input VAT additional deduction policies will be further extended to December 31, 2022 according to the relevant regulations.
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
entities.
In October 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, the NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment
foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.
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

C.    Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report:

JD.com, Inc. ("JD") (Cayman Islands)
100%
Jingdong Technology Group Corporation (Cayman Islands)
100%
JD Property Holding Limited (Cayman Islands)
63%
JD Logistics, Inc. (Cayman Islands)
100%
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com E-Commerce (Technology) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com International Limited (Hong Kong)
100%
JD.com Investment Limited(3) (British Virgin Islands)
100%
JD Jiankang Limited (British Virgin Islands)
100%
JD Industrial Technology Limited (British Virgin Islands)
100%
JD Assets Holding Limited(1) (Cayman Islands)
78%
JD Property Group Corporation (Cayman Islands)
100%
JD Logistics Holding Limited (Hong Kong)
100%
JD.com Overseas Innovation Limited (Hong Kong)
100%
JD.com E-Commerce (Investment) Hong Kong Co., Ltd. (Hong Kong)
67%
JD Health International Inc. (Cayman Islands)
81%
JD Industrial Technology Inc. (Cayman Islands)
100%
JD Asia Development Limited(2) (British Virgin Islands)
Outside China
Inside China
100%
Jingdong Logistics Supply Chain Co., Ltd.
100%
Xi'an Jingxundi Supply Chain Technology Co., Ltd. ("Xi'an Jingxundi")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Jiangsu Huiji Space Technology Co., Ltd.
100%
Beijing Jingdong Century Trade Co., Ltd(4) ("Jingdong Century")
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. ("Jiangsu Jingdong Bangneng")(3)
Beijing Jingdong 360 Degree E-Commerce Co., Ltd. ("Jingdong 360")(3)
Jiangsu Yuanzhou E-Commerce Co., Ltd. ("Jiangsu Yuanzhou")(3)
97%
3%
Xi'an Jingdong Xincheng Logistics Co., Ltd.
Xi'an Jingdong Xincheng Information Technology Co., Ltd. ("Xi'an Jingdong Xincheng")(3)
100%
Suqian Hanbang Investment Management Co., Ltd.
Suqian Juhe Digital Enterprise Management Co., Ltd. ("Suqian Juhe")(3)
100%
• Jiangsu Jingdong Information Technology Co., Ltd.
• Beijing Jingdong Shangke Information Technology Co., Ltd.
• Chongqing Jingdong Haijia E-Commerce Co., Ltd.
• Beijing Wodong Tianjun Information Technology Co., Ltd.
• Jingdong Five Star Appliance Group Co., Ltd.
100%
Beijing Jingdong Qianshi Technology Co., Ltd.
100%
Beijing Jingbangda Trade Co., Ltd. ("Jingbangda")
100%
Beijing Jingdong Zhenshi Information Technology Co., Ltd.
100%
Beijing Jingxundi Technology Co., Ltd.
Equity interest
Contractual arrangements

Notes:

(1)	JD Assets Holding Limited has 38 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 361 subsidiaries holding, directly or indirectly, logistics properties.
(3)
Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Juhe are our significant consolidated variable interest entities. Each of these entities is 45% owned by Mr. Richard Qiangdong Liu, our chairman of board of directors, 30% owned by Ms. Yayun Li, chief executive officer of JD Technology, a significant investee of our company, and 25% owned by Ms. Pang Zhang, our chief human resources officer. We effectively control these entities through contractual arrangements. Jiangsu Jingdong Bangneng owns Suqian Jingdong Sanhong Enterprise Management Center (L.P.), Suqian Jingdong Mingfeng Enterprise Management Co., Ltd., and Suqian Jingdong Jinyi Enterprise Management Co., Ltd., each of which constitutes a significant subsidiary of Jiangsu Jingdong Bangneng.

(4)	Jingdong Century has 187 subsidiaries that engage in retail business.
(5)	JD.com Investment Limited has 75 subsidiaries that hold, directly or indirectly, the companies invested by us.
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
We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses, such as domestic document delivery services. As a result, we conduct or will conduct such business activities through our variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and its subsidiary Jingbangda, Jiangsu Jingdong Bangneng and Suqian Juhe. Jingdong 360 holds our ICP license as an internet information provider and primarily engages in our online marketplace business. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries. Jiangsu Yuanzhou primarily engages in the business of selling books, audio and video products. Jiangsu Jingdong Bangneng primarily engages in business of investment management. Suqian Juhe primarily provides enterprise management services.

Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of our principal variable interest entities, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Juhe. Mr. Richard Qiangdong Liu is our chairman of board of directors, Ms. Yayun Li is chief executive officer of JD Technology, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer. Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Juhe are 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Mr. Liu, Ms. Li and Ms. Zhang are PRC citizens. We entered into a series of contractual arrangements with Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Juhe and other variable interest entities in China and their respective shareholders, as described below.
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
We obtained control over Jiangsu Jingdong Bangneng through Jingdong Century by entering into a series of contractual arrangements with Jiangsu Jingdong Bangneng and the shareholders of Jiangsu Jingdong Bangneng, which we refer to as the Jiangsu Jingdong Bangneng Agreements. We have become the primary beneficiary of Jiangsu Jingdong Bangneng and treat Jiangsu Jingdong Bangneng as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.
We obtained control over Suqian Juhe through Jiangsu Huiji Space Technology Co., Ltd. by entering into a series of contractual arrangements with Suqian Juhe and the shareholders of Suqian Juhe, which we refer to as the Suqian Juhe Agreements. We have become the primary beneficiary of Suqian Juhe and treat Jiangsu Jingdong Bangneng as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.
In addition to the significant consolidated variable interest entities above, we assisted in establishing additional consolidated variable interest entities, such as Suqian Jingdong Tianning. We have entered into a series of contractual arrangements with each of these variable interest entities and their respective shareholders.

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
There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of December 31, 2021, we did not purchase any insurance to cover the risks relating to the contractual arrangements.
We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The external revenues of our consolidated variable interest entities and their subsidiaries collectively contributed 4.7%, 5.0% and 6.2% of our consolidated total net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Contractual Arrangements with Our Significant Consolidated Variable Interest Entities
The Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements and Suqian Juhe Agreements are substantially similar in key aspects governing the contractual arrangements with a variable interest entity of our company. The following is a summary of these agreements currently in effect.

Agreements that Provide Us with Effective Control
Equity Pledge Agreements
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
On September 8, 2016, Jingdong Century, Jiangsu Jingdong Bangneng and each of the shareholders of Jiangsu Jingdong Bangneng entered into an equity pledge agreement, which contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.
On June 22, 2020, Jiangsu Huiji Space Technology Co., Ltd., Suqian Juhe and each of the shareholders of Suqian Juhe entered into an equity pledge agreement, which contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.
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
Powers of Attorney
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

On September 8, 2016, each of the shareholders of Jiangsu Jingdong Bangneng granted an irrevocable power of attorney to Jingdong Century, which contains terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.
On June 22, 2020, each of the shareholders of Suqian Juhe granted an irrevocable power of attorney to Jiangsu Huiji Space Technology Co., Ltd., which contains terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.
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
Agreements that Allow Us to Receive Economic Benefits
Exclusive Technology Consulting and Service Agreement/Exclusive Business Cooperation Agreement
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
On September 8, 2016, Jingdong Century and Jiangsu Jingdong Bangneng entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.
On June 22, 2020, Jiangsu Huiji Space Technology Co., Ltd. and Suqian Juhe entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.
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

Intellectual Property Rights License Agreement
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

On September 8, 2016, Jingdong Century entered into a business operations agreement with Jiangsu Jingdong Bangneng and its shareholders. The business operations agreement with Jiangsu Jingdong Bangneng contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.
On June 22, 2020, Jiangsu Huiji Space Technology Co., Ltd. entered into a business operations agreement with Suqian Juhe and its shareholders. The business operations agreement with Suqian Juhe contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.
Agreements that Provide Us with the Option to Purchase the Equity Interest
Exclusive Purchase Option Agreements
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
On September 8, 2016, Jingdong Century, Jiangsu Jingdong Bangneng and the shareholders of Jiangsu Jingdong Bangneng entered into an exclusive purchase option agreement, which contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.
On June 22, 2020, Jiangsu Huiji Space Technology Co., Ltd., Suqian Juhe and the shareholders of Suqian Juhe entered into an exclusive purchase option agreement, which contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.
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

Loan Agreements
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
Pursuant to the loan agreement dated September 8, 2016 between Jingdong Century and the shareholders of Jiangsu Jingdong Bangneng, Jingdong Century made loans in an aggregate amount of RMB80 million to the shareholders of Jiangsu Jingdong Bangneng solely for the capitalization of Jiangsu Jingdong Bangneng.
Pursuant to the loan agreement dated June 22, 2020 between Jiangsu Huiji Space Technology Co., Ltd. and the shareholders of Suqian Juhe, Jiangsu Huiji Space Technology Co., Ltd. will make loans in an aggregate amount of RMB10 million to the shareholders of Suqian Juhe solely for the capitalization of Suqian Juhe.
Pursuant to the loan agreement, dated January 25, 2021, between Xi’an Jingxundi and the shareholders of Xi’an Jingdong Xincheng, Xi’an Jingxundi made loans in an aggregate amount of RMB1 million to the shareholders of Xi’an Jingdong Xincheng solely for the capitalization of Xi’an Jingdong Xincheng.
Additional Contractual Arrangements
In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements and Suqian Juhe Agreements, we have also entered into contractual arrangements with each of our other variable interest entities, including but not limited to Suqian Jingdong Tianning, and their respective shareholders, including equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements, as applicable. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements or Suqian Juhe Agreements, as applicable.
D.    Property, Plant and Equipment
Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own office buildings with an aggregate floor area of approximately 600,000 square meters. We have acquired land use rights in Beijing to build our headquarters. As of December 31, 2021, we had paid an aggregate of approximately RMB11.4 billion (US$1.8 billion) for the acquisition of land use rights and construction of the office buildings.
We lease our other offices in Beijing and regional offices in 84 other cities in China with an aggregate floor area of approximately 468,000 square meters.

We own our national customer service center and our data center in Suqian, which have an aggregate floor area of approximately 183,000 and 65,000 square meters, respectively. We built our own customer service center in Chengdu, with an aggregate floor area of about 50,000 square meters, and lease our customer service centers in Suqian and Yangzhou with an aggregate floor area of approximately 54,000 square meters.
In addition, we also operated front distribution centers, which are smaller warehouses that maintain fewer SKUs but stock products in high demand for their nearby areas and therefore strategically located closer to end consumers to reach them at a faster speed. Our comprehensive fulfillment facilities can cover almost all the counties and districts across China.
As of December 31, 2021, we had land use rights in 54 cities in China to build our own warehouses. Highly automated and efficient warehouses will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. In connection with our expansion of our fulfillment infrastructure, we had paid an aggregate of approximately RMB35.2 billion (US$5.5 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2021. To unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives, we disposed certain of our development properties, and received proceeds of RMB7.9 billion in 2019, RMB4.8 billion in 2020 and RMB3.5 billion (US$0.6 billion) in 2021, respectively.
We plan to expand our nationwide fulfillment network by leasing, building or purchasing additional facilities across China over the next several years.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report.
This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information—Risk Factors” in this annual report.
We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A.    Operating Results
Overview
We are a leading supply chain-based technology and service provider. Our
e-commerce
business includes online retail and online marketplace. In the online retail business, we acquire products from suppliers and sell them directly to our customers primarily through our mobile apps and websites. In the online marketplace business, third-party merchants sell products to customers primarily through our mobile apps and websites. We also offer marketing, logistics and other value-added services.
Our business has grown substantially in recent years. We generated total net revenues of RMB576.9 billion, RMB745.8 billion and RMB951.6 billion (US$149.3 billion) in 2019, 2020 and 2021, respectively. Our customer base has also expanded rapidly. We had 362.0 million, 471.9 million and 569.7 million annual active customer accounts in 2019, 2020 and 2021, respectively. Our online retail business generated net product revenues of RMB510.7 billion, RMB651.9 billion and RMB815.7 billion (US$128.0 billion) in 2019, 2020 and 2021, respectively. In addition, our marketplace, marketing, logistics and other services generated net service revenues of RMB66.2 billion, RMB93.9 billion and RMB135.9 billion (US$21.3 billion) in 2019, 2020 and 2021, respectively.
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
JD.com, Inc., the holding company that is listed on Nasdaq and Hong Kong Stock Exchange, has no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities and their subsidiaries in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2021, the amount restricted, including paid-in
capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB46.4 billion (US$7.3 billion). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
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
Our Ability to Increase Active Customer Accounts and Customer Purchases
Growth in the number of our active customer accounts and customer purchases are key drivers of our revenue growth. We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. Our annual active customer accounts increased from 362.0 million in 2019, to 471.9 million in 2020 and further to 569.7 million in 2021. This increase was primarily driven by our success in attracting new active customer accounts, as well as by our success in generating repeat purchases from existing customer accounts.
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
Our Ability to Manage Our Mix of Product and Service Offerings
Our results of operations are also affected by the mix of products and services we offer. We commenced our
e-commerce
business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party merchants on our online marketplace. We offer a wide range of products and services and aim to provide one-stop
shopping solutions to maximize our wallet share. Our mix of products and services also affects our gross margin. For example, the marketplace service revenues that we earn from third-party merchants and the other services that we offer generally have higher gross margins. The split between our online retail business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our marketplace, marketing, logistics and other services revenues increased from RMB66.2 billion in 2019, to RMB93.9 billion in 2020 and further to RMB135.9 billion (US$21.3 billion) in 2021.
We intend to further (i) expand our selection of general merchandise products, such as FMCG (fast-moving consumer goods), which are well received by customers and expected to have a potential for greater online penetration; (ii) attract more third-party merchants to our online marketplace; and (iii) provide more fulfillment and other value-added services to third-party merchants and others.
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
As of December 31, 2021, our nationwide fulfillment infrastructure employed a total of 298,717 warehouse and delivery personnel that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2019, 2020 and 2021, while the fulfillment expenses as a percentage of our total net revenues decreased from 6.4% in 2019 to 6.2% in 2021. Our research and development professionals design, develop and operate the technology platform, develop and post content, and improve our AI, big data and cloud technologies and services. Personnel costs are the largest component of our fulfillment costs and of our research and development costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase in absolute amount in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform
Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure covers almost all counties and districts across China, which, as of December 31, 2021, included a warehousing network of over 1,300 warehouses that are operated by us, and an aggregate gross floor area of over 24 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. We have owned and managed approximately 16 million square meters of fulfillment infrastructure related land in 58 cities in both domestic and overseas markets as of December 31, 2021.
We plan to continue to build large scale warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party merchants using our fulfillment services. We had paid an aggregate of approximately RMB35.2 billion (US$5.5 billion) for the acquisition of land use rights, building of warehouses and purchase of warehousing equipment as of December 31, 2021. To unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives, we sold certain of our development properties and received proceeds of RMB7.9 billion in 2019, RMB4.8 billion in 2020 and RMB3.5 billion (US$0.6 billion) in 2021, respectively. In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform during the same periods. To enhance our technology platform, we intend to further invest in AI, big data analytics and cloud computing. We expect these technology initiatives to provide innovative features, solutions and services to customers and suppliers, while increasing our operational efficiency.
Our Ability to Conduct and Manage Strategic Investments and Acquisitions
We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In 2021, our share of results of equity investees was a loss of RMB4.9 billion (US$0.8 billion), primarily consisting of non-cash
impairments and partially offset by the net picked up gains recognized from our equity method investments. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.
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

In connection with the intensifying efforts to contain the spread of
COVID-19,
the Chinese government has taken a number of actions, which included quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations.
The spread of
COVID-19
has caused us to incur incremental costs, in particular, relating to our logistics business. In addition, we have seen a decrease in demand for big-ticket
items, durable goods and discretionary products. However, leveraging our self-operated supply chain and logistics network, we were able to resume part of our operations after the Chinese Spring Festival in 2020 and have seen an increase in demand for certain product categories, including consumer staples, such as groceries, fresh produce, healthcare and household products during this period. Furthermore, to mitigate any negative impacts that
COVID-19
may have on the operations of our suppliers, we have implemented a variety of measures to support our suppliers, including adopting a shorter payable cycle and increasing advance payments to suppliers. In order to protect our employee health, we provided additional COVID-related insurance coverage to our frontline staff.
As of December 31, 2021, we had cash and cash equivalents of RMB191.3 billion (US$30.0 billion). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”
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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	328,703	57.0	400,927	53.8	492,592	77,298	51.8
General merchandise revenues	182,031	31.5	250,952	33.6	323,063	50,696	33.9

Net product revenues	510,734	88.5	651,879	87.4	815,655	127,994	85.7

Marketplace and marketing revenues	42,680	7.4	53,473	7.2	72,118	11,317	7.6
Logistics and other service revenues	23,474	4.1	40,450	5.4	63,819	10,015	6.7

Net service revenues	66,154	11.5	93,923	12.6	135,937	21,332	14.3

Total net revenues	576,888	100.0	745,802	100.0	951,592	149,326	100.0

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
Fulfillment expenses
Our fulfillment expenses consist primarily of (i) expenses incurred in operating our fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The costs related to logistics services provided to third parties are classified in cost of revenues. We expect our fulfillment expenses to increase in absolute amount on an annual basis in the near run, as we invest in new businesses, build and lease new warehouses and establish more delivery stations to penetrate lower tier cities and to meet our anticipated growth in sales volume and ensure satisfactory customer experience. We plan to increase operation efficiency by strengthening our logistics network, improving overall utilization through economies of scale, increasing the level of integration across our logistics networks, and improving efficiencies through more intelligent decision-making.
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
Research and development expenses
Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and maintaining our technology platform, and application of our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We plan to continue to invest in technology and innovation to enhance customer experience and provide value-added services to suppliers and third-party merchants.
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

Gain on sale of development properties
The gain on sale of development properties is mainly derived from sale of development properties to property funds. JD Property develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from development properties to fund new developments and scale the business. Since 2019, JD Property established several property funds (the “Property Funds”) together with third parties, including but not limited to GIC Private Limited (“GIC”) and Mubadala Investment Company (“MIC”). JD Property served as general partner and committed less than 50% of the total capital of each property fund as a limited partner, and cannot control the investment committee. JD Property also entered into definitive agreements with the Property Funds, pursuant to which JD Property sold certain of our completed and uncompleted modern logistics facilities, and would concurrently lease back such facilities for operational purposes when completed. For the logistics facilities that met closing conditions, we recorded disposal gain of RMB3.8 billion, RMB1.6 billion and RMB0.8 billion (US$0.1 billion) in 2019, 2020 and 2021, respectively. We derecognized the logistics facilities upon satisfaction of the hand-over condition.
Share of results of equity investees
Share of the post-acquisition profits or losses, impairment, and gains or losses from disposals and deemed disposals of the equity investments that are accounted for under the equity method are recorded in share of results of equity investees.
Others, net
Others, net are
non-operating
income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses).
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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

China
Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except that a few entities in our group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas, and any entity that qualifies as a “software enterprise” is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Besides, some small profit enterprises whose annual taxable income amount is RMB1 million or less in 2018 are entitled to the incentive of computing 50% of their income as their taxable income amount and are subject to a reduced enterprise income tax rate of 20%. From January 1, 2019 to December 31, 2021, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. Furthermore, our certain entities in China engaging in research and development activities in China were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year of 2016 and 2017, and to claim 175% of their research and development expenses as Super Deduction for the year of 2018, 2019 and 2020 (“Super Deduction”) according to the relevant laws and regulations in the PRC, which was announced in March 2021 to be further extended to December 31, 2023. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
We are subject to VAT at a rate of 13% prior to July 1, 2017, 11% from July 1, 2017 to April 30, 2018 and 10% from May 1, 2018 to March 31, 2019, and 9% since April 1, 2019 on sales of books, audio and video products, at a rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% from April 1, 2019 on sales of other products, at a rate of 6% or 11%/10%/9% (11% prior to May 1, 2018, 10% from May 1, 2018 to March 31, 2019, and 9% since April 1, 2019) on logistics services and at a rate of 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. Since January 1, 2014, we have been exempted from VAT on sales of books. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since January 1, 2012, to replace the business tax, and has been implemented in all industries since May 1, 2016.
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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues:
Net product revenues	510,734	88.5	651,879	87.4	815,655	127,994	85.7
Net service revenues	66,154	11.5	93,923	12.6	135,937	21,332	14.3

Total net revenues	576,888	100.0	745,802	100.0	951,592	149,326	100.0
Cost of revenues	(492,467)	(85.4)	(636,694)	(85.4)	(822,526)	(129,072)	(86.4)
Fulfillment	(36,968)	(6.4)	(48,700)	(6.5)	(59,055)	(9,267)	(6.2)
Marketing	(22,234)	(3.8)	(27,156)	(3.6)	(38,743)	(6,080)	(4.1)
Research and development	(14,619)	(2.5)	(16,149)	(2.2)	(16,332)	(2,563)	(1.7)
General and administrative	(5,490)	(1.0)	(6,409)	(0.9)	(11,562)	(1,814)	(1.2)
Gain on sale of development properties	3,885	0.7	1,649	0.2	767	120	0.1

Income from operations	8,995	1.6	12,343	1.6	4,141	650	0.4

Other income/(expense):
Share of results of equity investees	(1,738)	(0.3)	4,291	0.6	(4,918)	(772)	(0.5)
Interest expense	(725)	(0.1)	(1,125)	(0.2)	(1,213)	(190)	(0.1)
Others, net	7,161	1.2	35,310	4.8	(590)	(93)	(0.1)

Income/(loss) before tax	13,693	2.4	50,819	6.8	(2,580)	(405)	(0.3)
Income tax expenses	(1,803)	(0.3)	(1,482)	(0.2)	(1,887)	(296)	(0.2)

Net income/(loss)	11,890	2.1	49,337	6.6	(4,467)	(701)	(0.5)

Segment Information
We have three operating segments, namely JD Retail, JD Logistics and New businesses from the first quarter of 2021, as compared to two operating segments, namely JD Retail and New Businesses before 2021. The major changes in segment information mainly include that we (i) reported the results of JD Logistics as a new standalone segment and (ii) moved the results of Jingxi and the internal business of JD Property from JD Retail to New businesses. As a result, JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.
The table below provides a summary of our operating segment results, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	545,281	693,965	866,303	135,942
JD Logistics	49,848	73,375	104,693	16,429
New Businesses	11,740	17,601	26,063	4,090
Inter-segment*	(31,127)	(39,945)	(46,043)	(7,225)

Total segment net revenues	575,742	744,996	951,016	149,236
Unallocated items**	1,146	806	576	90

Total consolidated net revenues	576,888	745,802	951,592	149,326

Operating income/(loss):
JD Retail	14,991	20,611	26,613	4,176
JD Logistics	(508)	1,098	(1,827)	(287)
New Businesses	(1,730)	(4,723)	(10,600)	(1,663)
Including: gain on sale of development properties	3,885	1,649	767	120

Total segment operating income	12,753	16,986	14,186	2,226
Unallocated items**	(3,758)	(4,643)	(10,045)	(1,576)

Total consolidated operating income	8,995	12,343	4,141	650

*
The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, and property leasing services provided by JD Property to JD Logistics.

**
Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

Operating expenses (including fulfillment expenses, marketing expenses, research and development expenses and general and administrative expenses) before unallocated items as a percentage of net revenues for JD Retail were 12.1%, 11.8% and 11.2% for the years ended December 31, 2019, 2020 and 2021, respectively.
Years Ended December 31, 2021 and 2020
Net Revenues
Our total net revenues increased by 27.6% from RMB745,802 million in 2020 to RMB951,592 million (US$149,326 million) in 2021, with increases in both categories of net revenues. Net product revenues increased by 25.1% from RMB651,879 million in 2020 to RMB815,655 million (US$127,994 million) in 2021. Net service revenues increased by 44.7% from RMB93,923 million in 2020 to RMB135,937 million (US$21,332 million) in 2021.
The increase in our total net revenues was primarily due to our ability to expand our customer base and achieve a higher customer retention in 2021. Our annual active customer accounts increased from 471.9 million in 2020 to 569.7 million in 2021. Despite the relatively soft consumption trend and challenging macro environment in 2021, we achieved solid growth in our product revenues based on our supply chain-based business model. We gained more wallet share from our expanding user base as we increasingly become the go-to
destination for consumer’s regular shopping. The increase in our net service revenues was primarily due to the enhanced penetration of our logistics services to our third-party merchants and other third parties, as well as our efforts to continually enhance our smart marketing technologies, resulting in an improved marketing efficiency and a better growth of our marketing services.
Cost of revenues
Our cost of revenues increased by 29.2% from RMB636,694 million in 2020 to RMB822,526 million (US$129,072 million) in 2021. This increase was primarily due to the growth of our online retail business and increase in costs related to the logistics services provided to merchants and other partners.
Fulfillment expenses
Our fulfillment expenses increased by 21.3% from RMB48,700 million in 2020 to RMB59,055 million (US$9,267 million) in 2021. This increase was primarily due to the increase in compensation costs relating to fulfillment personnel and payment processing charges, and rental expenses for our fulfillment infrastructure, which were in line with the expansion of our business. Fulfillment expenses as a percentage of net revenues were 6.2% in 2021, as compared to 6.5% in 2020, primarily due to economies of scale from enhanced logistics capacity utilization and improvements in efficiencies driven by technology.
Marketing expenses
Our marketing expenses increased by 42.7% from RMB27,156 million in 2020 to RMB38,743 million (US$6,080 million) in 2021. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels from RMB23,088 million in 2020 to RMB32,704 million (US$5,132 million) in 2021, as we continued to enhance our brand recognition and promote our new business initiatives.
Research and development expenses
Our research and development expenses were RMB16,332 million (US$2,563 million) in 2021, kept relatively steady as compared to RMB16,149 million in 2020. We continued to invest in top-notch
R&D talent and technology infrastructure. Considering JD Cloud & AI was deconsolidated from our consolidated financial statements since March 31, 2021, the slight increase in our research and development expenses was primarily attributable to the increase in the compensation costs of our technology employees.

General and administrative expenses
Our general and administrative expenses increased by 80.4% along with the expansion of our business from RMB6,409 million in 2020 to RMB11,562 million (US$1,814 million) in 2021. This increase was primarily due to an increase in share-based compensation expenses, as each of our consolidated subsidiaries including, JD Logistics, JD Health, JD Property and JD Industry, adopted their own share incentive plans.
Gain on sale of development properties
The gain on sale of development properties is mainly derived from sale of development properties to the Property Funds. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” For the logistics facilities that met closing conditions, we recorded disposal gain of RMB1,649 million in 2020, and RMB767 million (US$120 million) in 2021, respectively. We derecognized the logistics facilities upon satisfaction of the hand-over condition.
Share of results of equity investees
Compared to a gain of RMB4,291 million in 2020, our share of results of equity investees was a loss of RMB4,918 million (US$772 million) in 2021, which primarily consisted of the non-cash
impairments in certain equity investees, partially offset by the picked up gains recognized from our equity method investments.
Others, Net
Others, net was RMB35,310 million income in 2020 and RMB590 million (US$93 million) loss in 2021. The substantial decrease was primarily due to the fluctuation in fair value change of investment securities, which resulting from the fluctuation in the market prices of equity investments in publicly-traded companies. The fair value change of long-term investments was a loss of RMB7,252 million (US$1,138 million) in 2021 as compared to an income of RMB29,483 million in 2020.
Net Income/(Loss)
As a result of the foregoing, we had a net loss of RMB4,467 million (US$701 million) in 2021, as compared to a net income of RMB49,337 million in 2020.
Years Ended December 31, 2020 and 2019
Net Revenues
Our total net revenues increased by 29.3% from RMB576,888 million in 2019 to RMB745,802 million in 2020, with increases in both categories of net revenues. Net product revenues increased by 27.6% from RMB510,734 million in 2019 to RMB651,879 million in 2020. Net service revenues increased by 42.0% from RMB66,154 million in 2019 to RMB93,923 million in 2020.
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

Cost of revenues
Our cost of revenues increased by 29.3% from RMB492,467 million in 2019 to RMB636,694 million in 2020. This increase was primarily due to the growth of our online retail business and increase in costs related to the logistics services provided to merchants and other partners.
Fulfillment expenses
Our fulfillment expenses increased by 31.7% from RMB36,968 million in 2019 to RMB48,700 million in 2020. This increase was primarily due to the increase in shipping charges, compensation costs relating to fulfillment personnel, rental expenses for our fulfillment infrastructure and payment processing charges, which was in line with the growth of our sales volume. The spread of
COVID-19
pandemic also caused incremental costs, and accelerated the category mix shift toward the high frequency but small ticket size consumer staple categories which led higher fulfillment expenses.
Marketing expenses
Our marketing expenses increased by 22.1% from RMB22,234 million in 2019 to RMB27,156 million in 2020. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels from RMB19,286 million in 2019 to RMB23,088 million in 2020, as we continued to enhance our brand recognition and promote our new business initiatives.
Research and development expenses
Our research and development expenses increased by 10.5% from RMB14,619 million in 2019 to RMB16,149 million in 2020 as we continued to invest in top-notch
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
General and administrative expenses
Our general and administrative expenses increased by 16.7% along with the expansion of our business, from RMB5,490 million in 2019 to RMB6,409 million in 2020. This increase was primarily due to an increase in staff cost as the headcount of our general and administrative employees increased in line with our business expansion.
Gain on sale of development properties
Gain on sale of development properties was RMB3,885 million in 2019, and RMB1,649 million in 2020. The gain on sale of development properties in 2020 came from the sale of development properties to the Property Funds.
Share of results of equity investees
Compared to a loss of RMB1,738 million in 2019, our share of results of equity investees was a gain of RMB4,291 million in 2020, which primarily consisted of the dilution gain of Dada Group’s public offerings, the disposal gain of Bitauto and partially offset by the picked up losses recognized from our equity method investments.
Others, Net
Others, net (including interest income) was RMB7,161 million income in 2019 and RMB35,310 million income in 2020. The substantial increase was primarily due to the increase in the net gain arising from increases in the market prices of our equity investments in publicly-traded companies, over which we do not have significant influence, which achieved a net gain of RMB29,483 million in 2020 as compared to a net gain of RMB3,496 million in 2019.

Net Income
As a result of the foregoing, we had a net income of RMB49,337 million in 2020, as compared to a net income of RMB11,890 million in 2019.

B.	Liquidity and Capital Resources
Our primary sources of liquidity have been proceeds from operating activities, equity and debt financing, and certain business or assets reorganizations.
Our major financings

•
In April 2016, we issued an aggregate of US$500 million unsecured senior notes due 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of these notes were used for general corporate purposes. As of December 31, 2021, the notes due 2021 were paid off, and the carrying value and estimated fair value of the notes due 2026 were US$494.6 million and US$536.1 million, respectively. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2021. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2021, we paid an aggregate of US$27.2 million in interest payments related to these notes.

•
In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facility with a group of 24 arrangers. The facility was priced at 115 basis points over LIBOR. The use of proceeds of this facility was intended for general corporate purposes. As of the date of this annual report, US$0.45 billion of this facility was drawn down and outstanding.

•
In January 2020, we issued an aggregate of US$700 million senior unsecured notes due 2030, with stated annual interest rate of 3.375%, and an aggregate of US$300 million senior unsecured notes due 2050, with stated annual interest rate of 4.125%. The net proceeds from the sale of these notes are used for general corporate purposes and refinancing. As of December 31, 2021, the total carrying value and estimated fair value were US$690.5 million and US$726.7 million, respectively, with respect to the notes due 2030, and US$287.1 million and US$308.8 million, respectively, with respect to the notes due 2050. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2021. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2021, we paid an aggregate of US$36.0 million in interest payments related to these notes.

•
In June 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9618.” We raised from our global offering in connection with the listing in Hong Kong approximately RMB31.3 billion (US$4.8 billion) in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•
In December 2021, we entered into a five-year US$2.0 billion unsecured term and revolving loan facility with five lead arrangers. This loan facility is our first green loan facility. The term and revolving loans under this facility are priced at 85 basis points over LIBOR. As of the date of this annual report, none of this loan facility was drawn down and outstanding. We intend to use the proceeds from this loan facility to (i) finance or refinance in whole or in part, one or more of its new or existing eligible green projects and/or (ii) general corporate purposes.

Major financings of our subsidiaries
JD Logistics

•
In May 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics raised from the global offering in connection with the listing in Hong Kong approximately RMB22.9 billion (US$3.6 billion) in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

JD Health

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

JD Property

•
In March 2021, JD Property entered into definitive agreements for the non-redeemable
series A preference share financing with
co-lead
investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. We remained the majority shareholder of JD Property after the completion of this transaction.

•
In March 2022, JD Property entered into definitive agreements for its non-redeemable
series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round is expected to be approximately US$800 million. The transaction is subject to customary closing conditions. We will remain the majority shareholder of JD Property after the completion of this transaction.

Other subsidiaries

•
In April and December 2020, JD Industry entered into definitive agreements for non-redeemable
series A and series
A-1
preference share financing with a group of third-party investors. The total amount of financing arising was approximately US$335 million. Upon completion of such financing, we still hold more than 80% of the issued and outstanding shares of JD Industry.

•	In July 2021, Jingdong Century, one of our subsidiaries, issued a one-year corporate bond of RMB1.5 billion (US$0.2 billion), with fixed interest rate of 2.8%.
As of December 31, 2021, we had revolving lines of credit for an aggregate amount of RMB115.3 billion (US$18.1 billion) from several commercial banks (not including the US$1.0 billion term and revolving credit facility we entered into in December 2017, the US$2.0 billion term and revolving loan facility we entered into in December 2021 and HK$15.9 billion term loan facility we entered into in October 2021). We had drawn down an aggregate of RMB30.9 billion (US$4.9 billion) under these revolving lines of credit as of December 31, 2021.
As of December 31, 2021, we had a total of RMB191.3 billion (US$30.0 billion) in cash and cash equivalents, restricted cash and short-term investments. This included primarily RMB99.2 billion (US$15.6 billion), HK$8.2 billion (US$1.1 billion) and US$9.7 billion in China, RMB1.3 billion (US$0.2 billion), HK$890.8 million (US$114.2 million) and US$3.3 billion in Hong Kong. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.
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

Our net inventories have increased significantly in recent years, from RMB57.9 billion as of December 31, 2019 to RMB58.9 billion as of December 31, 2020 and further to RMB75.6 billion (US$11.9 billion) as of December 31, 2021. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 35.8 days in 2019, 33.3 days in 2020 and 30.3 days in 2021. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s online shopping festival on November 11.
Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2019, 2020 and 2021, our accounts payable amounted to RMB90.4 billion, RMB106.8 billion and RMB140.5 billion (US$22.0 billion), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our retail business and the related increase in products sourced from our suppliers. Our annual accounts payable turnover days for retail business were 54.5 days in 2019, 47.1 days in 2020 and 45.3 days in 2021. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period to cost of revenues of retail business for that annual period, and then multiplied by 360 days.
Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2019, 2020 and 2021, our accounts receivable amounted to RMB6.2 billion, RMB7.1 billion and RMB11.9 billion (US$1.9 billion), respectively. The increase was primarily due to the growth of our logistics business. From early 2014, JD Technology started to provide consumer financing to our customers. As of December 31, 2019, 2020 and 2021, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB1.0 billion, RMB0.8 billion and RMB2.5 billion (US$0.4 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 3.2 days in 2019, 2.7 days in 2020 and 2.9 days in 2021. Annual accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for that annual period and then multiplied by 360 days.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	24,781	42,544	42,301	6,638
Net cash used in investing activities	(25,349)	(57,811)	(74,248)	(11,651)
Net cash provided by financing activities	2,572	71,072	19,503	3,060
Effect of exchange rate changes on cash, cash equivalents and restricted cash	406	(5,082)	(1,498)	(235)

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,410	50,723	(13,942)	(2,188)
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	37,502	39,912	90,635	14,223
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	—	116	18
Cash, cash equivalents, and restricted cash at beginning of year	37,502	39,912	90,519	14,205

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	39,912	90,635	76,693	12,035
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	116	—	—
Cash, cash equivalents and restricted cash at end of year	39,912	90,519	76,693	12,035

Operating Activities
Net cash provided by operating activities in 2021 was RMB42,301 million (US$6,638 million). In 2021, the principal items accounting for the difference between our net cash provided by operating activities and our net income were non-cash
expenses, principally share-based compensation of RMB9,134 million (US$1,433 million), loss from fair value change of long-term investments of RMB7,252 million (US$1,138 million), depreciation and amortization of RMB6,232 million (US$978 million), and loss on share of results of equity investees of RMB4,918 million (US$772 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB32,585 million (US$5,113 million), an increase in advance from customers of RMB8,702 million (US$1,366 million), and an increase in accrued expenses and other current liabilities of RMB5,257 million (US$825 million). The increase in our accounts payable and advance from customers was mainly due to the growth of our retail business. The increase in our accrued expenses and other current liabilities was primarily due to the increase of vendor deposits.
Net cash provided by operating activities in 2020 was RMB42,544 million. In 2020, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash
expenses, principally gain from fair value change of long-term investments of RMB29,483 million, depreciation and amortization of RMB6,068 million, share-based compensation of RMB4,156 million, and gain on share of results of equity investees of RMB4,291 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB11,095 million, an increase in accrued expenses and other current liabilities of RMB4,784 million, and an increase in advance from customers of RMB4,052 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the increase of vendor deposits and the growth in payroll. The increase in our advance from customers was due to the increase in our sales of prepaid cards.

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
Investing Activities
Net cash used in investing activities in 2021 was RMB74,248 million (US$11,651 million), consisting primarily of the purchase of short-term investments, investment in equity investees and investment securities, cash paid for construction in progress and land use rights, purchases of property, equipment and software, partially offset by the maturity of short-term investments, cash received from disposals of investment in equity investees and investment securities and cash received from sale of development properties.
Net cash used in investing activities in 2020 was RMB57,811 million, consisting primarily of the purchase of short-term investments and time deposits, investment in equity investees and investment securities, purchases of property, equipment and software, cash paid for construction in progress, partially offset by the maturity of short-term investments, cash received from disposals of investment in equity investees and investment securities and cash received from sale of development properties.
Net cash used in investing activities in 2019 was RMB25,349 million, consisting primarily of the purchase of short-term investments, investment in equity investees, investment securities, purchases of property, equipment and software and cash paid for construction in progress, partially offset by the maturity of short-term investments, cash received from sale of development properties, cash received from disposals of equity investment and investment securities and loans settled by JD Technology.
Financing Activities
Net cash provided by financing activities in 2021 was RMB19,503 million (US$3,060 million), consisting primarily of net proceeds of RMB23,011 million (US$3,611 million) from the initial public offering of JD Logistics in Hong Kong, the proceeds from short-term borrowing of RMB7,133 million (US$1,119 million) and net proceeds of RMB4,557 million (US$715 million) from the non-redeemable
series A preference share financing of JD Property, partially offset by the cash paid for repayment of short-term borrowings of RMB5,982 million (US$939 million), repurchase of ordinary shares of RMB5,246 million (US$823 million) and repayment of unsecured senior notes of RMB3,246 million (US$509 million).
Net cash provided by financing activities in 2020 was RMB71,072 million, consisting primarily of net proceeds of RMB32,105 million from the non-redeemable
series B preference share financing of JD Health and the initial public offering of JD Health in Hong Kong, the net proceeds of RMB31,342 million from our listing in Hong Kong, the proceeds from short-term borrowing of RMB14,766 million and the net proceeds of RMB6,804 million from the issuance of unsecured senior notes, partially offset by the repayment of short-term borrowings of RMB16,582 million.
Net cash provided by financing activities in 2019 was RMB2,572 million, consisting primarily of capital injection from non-controlling
interest shareholders of JD Health and proceeds from short-term borrowings, partially offset by the repayment of short-term borrowings and non-recourse
securitization debt.
Material cash requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures
We made capital expenditures of RMB9,000 million, RMB12,457 million and RMB22,115 million (US$3,470 million) in 2019, 2020 and 2021, respectively. Our capital expenditures for 2019, 2020 and 2021 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth. JD Property seeks to realize development profits and recycle capital from mature properties to fund new developments and scale the business. We sold certain of our development properties and received proceeds of RMB7.9 billion in 2019 and RMB4.8 billion in 2020 and RMB3.5 billion (US$0.6 billion) in 2021, respectively.
Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2021:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in millions)
Operating lease commitments for offices and fulfillment infrastructures	23,562	6,778	8,145	3,796	4,843
Commitments for internet data center service fee	5,498	958	1,596	681	2,263
Capital commitments (1)	10,207	10,207	—	—	—
Long-term debt obligations (2)	12,255	2,869	—	3,154	6,232
Estimated interest payments in relation to long-term debt (2)	4,165	434	706	644	2,381

Total	55,687	21,246	10,447	8,275	15,719

(1)	Our capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are expected to be paid in the following years according to the construction progress.
(2)	Our long-term debt obligations are mainly unsecured senior notes and long-term borrowings, including the portion due within one year.
Our investment commitments contracted but without fixed payment schedule amounted to RMB14.9 billion (US$2.3 billion) as of December 31, 2021, which primarily related to capital contribution obligation for certain investment in Dada Group and CNLP.
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
Holding Company Structure
JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of the other PRC subsidiaries and our consolidated variable interest entities may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2021, the amount restricted, including paid-in
capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB46,420 million (US$7,284 million).

Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
C.    Research and Development, Patents, and Licenses, etc.
We have built our technology platform relying primarily on software and systems that we have developed in-house
and to a lesser extent on third-party software that we have modified and incorporated. Our research and development professionals design, develop and operate our technology platform and to improve our AI, big data and cloud technologies and services.
In 2019, 2020 and 2021, our research and development expenses, including share-based compensation expenses for research and development staff, were RMB14,619 million, RMB16,149 million and RMB16,332 million (US$2,563 million), respectively. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in research and development continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value-added services to our business partners.
D.    Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
E.    Critical Accounting Estimates
An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. For further information, see Note 2 to our consolidated financial statements in this annual report.

Impairment Assessment of Investment in Equity Investees
Investment in equity investees represents our investments in privately held companies, publicly traded companies and private equity funds. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance
common stock, according to ASC Topic 323,
Investment—Equity Method and Joint Ventures
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
Our equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which we do not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative. We make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our equity investments using market approach, income approach or cost approach, if applicable, with observable or unobservable inputs and assumptions. Changes in inputs and assumptions might materially affect the determination of fair value of our equity investments. We recognize an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income/(loss) if there is any.
Revenues
We recognize revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, we reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized.
We also sell prepaid cards which can be redeemed to purchase products sold on the JD Platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the consolidated balance sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. We recognize revenue from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote in accordance with ASC 606.
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
Inventories
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. We take ownership, risks and rewards of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive income/(loss). As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2021, we would have recorded an additional cost of sales of approximately RMB779 million (US$122 million).

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU
2017-04,
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
(“ASU
2017-04”)
issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.
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
During the years ended December 31, 2019, 2020 and 2021, management monitored the actual performance of the business and conducted goodwill impairment test. No impairment loss of goodwill was recorded for the years ended December 31, 2019, 2020 and 2021, respectively.
Share-Based Compensation
We grant restricted share units (“RSUs”) and share options of our company and our subsidiaries to eligible employees and non-employees.
We account for share-based awards issued to employees and
non-employees
in accordance with ASC Topic 718,
Compensation — Stock Compensation.
All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.
We use the binomial option-pricing model to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of our ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include our expected value volatility over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.
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
Income Taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive income/(loss) in the period of change. Deferred tax assets and liabilities are classified as non-current
in the consolidated balance sheets.
We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions.
Leases
In accordance with ASC Topic 842,
Leases
(“ASC 842”), we used the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. We categorize leases with contractual terms longer than twelve months as either operating or finance lease. However, we have no finance leases for any of the periods presented.
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
components separately.

Item 6.	Directors, Senior Management and Employees
A.    Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	49	Chairman of the Board of Directors
Lei Xu	47	Director and Chief Executive Officer
Ming Huang	58	Independent Director
Louis T. Hsieh	57	Independent Director
Dingbo Xu	59	Independent Director
Caroline Scheufele	60	Independent Director
Sandy Ran Xu	45	Chief Financial Officer
Pang Zhang	33	Chief Human Resources Officer
Richard Qiangdong Liu
has been the chairman of our company since inception and served as our chief executive officer until April 2022. He founded JD.com in 2004 and has guided its development and growth since then. Mr. Liu received the prestigious award “Person of the Year of Chinese Economy 2011” from CCTV, China’s national television network. He was among “World’s 50 Greatest Leaders” named by Fortune Magazine in 2015. Mr. Liu has served as the chairman of the board and director of Jingdong Technology Holding Co., Ltd. since June 2020, and the chairman of the board and non-executive
director of JD Health International Inc. (HKEX: 6618) since September 2020. He currently also serves as the chairman of the board and non-executive
director of JD Logistics, Inc. (HKEX: 2618). Mr. Liu received his bachelor’s degree in sociology from Renmin University of China in 1996 and an EMBA from China Europe International Business School in 2011.
Lei Xu
is chief executive officer and executive director of JD.com, responsible for leading daily operation of the company. Mr. Xu served as a marketing consultant for JD.com in May 2007, and joined the company in January 2009. Prior to his current role, Mr. Xu held various senior roles in the company, including head of marketing department, head of JD Wireless, Chief Marketing Officer of JD.com and CEO of JD Retail. Mr. Xu led the establishment of JD’s marketing and public relations system, the mobile products’ R&D system as well as the platform operation system, and propelled JD’s mobile-based strategic transformation. Mr. Xu also led the launch of JD 618 Grand Promotion and drove the opening-up
of JD’s supply chain capabilities to empower the society at large. During his tenure as CEO of JD Retail, Mr. Xu has established the business philosophy of “trust-based and customer-centric value creation” and led the visionary moves on development of supply chain middle platform and omni-channel strategy, which accelerated JD’s climbing on second curve of growth. Mr. Xu was among “50 Most Influential Business Leaders in China” in two consecutive years named by FORTUNE China. Mr. Xu also serves as a director of Dada Nexus Limited, ATRenew Inc., Yonghui Superstores Co., Ltd. Mr. Xu was conferred China’s professional title as Senior Economist (Enterprise Management) in 2019 and holds an EMBA degree from China Europe International Business School.
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

Louis T. Hsieh
has served as our independent director since May 2014. Mr. Hsieh currently serves as the global chief financial officer, since April 2021, and board director, since June 2021, of Hesai Technology, a global leader in
3-D
Lidar solutions. From 2017 to 2019, Mr. Hsieh served as the global chief financial officer of Nio Inc., a leading electric car original equipment manufacturer (NYSE: NIO). Mr. Hsieh has served as a board director of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE (NYSE: EDU), since March 2007, and served as its chief financial officer from 2005 to 2015 and its president from 2009 to 2016. He also serves as an independent director, since November 2016, and chairman of the audit committee from 2016 to 2019, of YUM China Holdings, Inc., a NYSE and HKEX listed (NYSE: YUMC, HKEX: 9987) leading operator of restaurant chains in China including KFC and Pizza Hut. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse in Palo Alto, California, where he was an associate. From 1990 to 1995, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.
Dingbo Xu
has served as our independent director since May 2018. Professor Xu has served as a faculty member in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai. Before joining China Europe International Business School in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu serves as the executive director of the editorial board of China Management Accounting Review and the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank. Professor Xu has contributed his knowledge and expertise to the board of directors of several public companies. He was a member of the board of directors of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange, from September 2009 to April 2018. He currently serves as director of Kweichow Moutai Company Limited, a company listed on the Shanghai Stock Exchange. He served as director of Shanghai Shyndec Pharmaceutical Company Limited, a company listed on the Shanghai Stock Exchange, from December 2012 to February 2019 and served as director of SANY Heavy Industry Company Limited, a company listed on the Shanghai Stock Exchange, from January 2013 to August 2019. Professor Xu also served as director of China Cinda Asset Management Company Limited, a company listed on the Hong Kong Stock Exchange, from June 2013 to September 2019. Professor Xu received his Ph.D. in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.
Caroline Scheufele
has served as our independent director since June 2021. Ms. Scheufele has over 35 years of experience in the watchmaking and jewelry industry and currently serves as the co-president
and artistic director of Chopard, one of the last
family-run
Swiss watch makers and jewelers. Since 1985, Ms. Scheufele has held various leadership positions at Chopard, including leading Chopard’s ladies’ collections and developing the jewelry section and later the high-end
jewelry department at Chopard. Ms. Scheufele designed Chopard’s first jewelry collection, Happy Diamonds, the Happy Sports watches featuring a world-first combination of steel and diamonds, and the Haute Joaillerie Red Carpet and Animal World collections. Ms. Scheufele has also contributed to Chopard’s international exposure by connecting its image with the world of cinema and iconic events, such as the Cannes Film Festival. In 1998, she redesigned the Palme d’Or, the award piece for the Cannes Film Festival, and made Chopard the official event partner onwards. Ms. Scheufele is a dedicated philanthropist in support of charitable causes, such as the American Foundation for AIDS Research (amFAR) and the José Carreras Leukemia Foundation. She has promoted corporate social responsibility including Chopard’s membership in the Responsible Jewelry Council since 2010. Under the leadership of Ms. Scheufele, Chopard has become one of the first brands to use raw materials that meet the highest possible social and environmental standards and has supported Fairmined certified responsible gold. Ms. Scheufele was honoured with both the annual Fashion 4 Development (F4D) Award and the BRAVO Business Award for “Environmentalist of the Year” in 2014 and received the Designer of the Year Award at the second Sustainable Style Gala in 2019. Ms. Scheufele holds a diploma from Geneva’s International School and decided to join the family business where she took intensive classes in design and gemmology afterwards.
Sandy Ran Xu
has served as chief financial officer of JD.com since June 2020. Ms. Xu joined JD.com in July 2018. From July 2018 to May 2020, Ms. Xu oversaw group finance, accounting and tax functions in addition to serving as chief financial officer of JD Retail. Prior to joining JD.com, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office, focusing on TMT industry and U.S. capital markets. Ms. Xu currently also serves as a director of Dada Nexus Limited and JD Technology. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.

Pang Zhang
has served as our chief human resources officer since December 2020. Ms. Zhang joined our company in July 2011. She has significant experience in leadership development as well as organizational processes optimization, and has always committed to exploring a brand-new
type of platform-based HR system, thus to better support diversified business groups at JD.com. She has held multiple key roles within different departments in our company, including our company’s CEO office, JD Retail and JD Technology. Ms. Zhang currently serves as a director of JD Technology. Ms. Zhang holds a Cornell-Tsinghua Finance MBA and a bachelor’s degree from Central University of Finance and Economics.
B.    Compensation
In 2021, we paid an aggregate of approximately RMB26.4 million (US$4.1 million) in cash to our executive officers, and approximately US$0.4 million in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Share Incentive Plans
Our Share Incentive Plan
Our currently effective share incentive plan, or our Share Incentive Plan, was adopted in November 2014. The number of shares reserved for future issuances under our Share Incentive Plan will be increased by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of our Share Incentive Plan commencing with the fiscal year ended December 31, 2018. The maximum aggregate number of our shares which may be issued pursuant to all awards under our Share Incentive Plan is 617,586,275 shares as of the date of this annual report, consisting of 106,850,910 shares that have been issued to and reserved with Fortune Rising Holdings Limited, and 510,735,365 shares that are reserved under our Share Incentive Plan. Fortune Rising Holdings Limited holds these ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan.
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
As of December 31, 2021, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 95,108,866 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 28,937,112 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.
In May 2015, with approval of board of directors, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a
10-year
vesting schedule with 10% of the award vested on each anniversary of the grant date. The number of restricted shares, restricted share units and options that had been granted to each of our other directors and executive officers and remained outstanding represents less than 1% of our total outstanding ordinary shares on an as-converted
basis as of March 31, 2022. The awards to our other directors and executive officers have two-year,
four-year, five-year or
six-year
vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year
vesting schedule.
Share Incentive Plans of our Consolidated Subsidiaries
In addition, JD Logistics, JD Health, JD Property and JD Industry each approved and adopted their own share incentive plans.
JD Logistics adopted its own share incentive plans in 2018 and 2021, which permit the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants. JD Logistics granted 83,476,500, 224,511,105 and 30,030,446 share options for the years ended December 31, 2019, 2020 and 2021, respectively, including the share options granted to Mr. Liu. JD Logistics also granted restricted share units to its employees, directors and consultants starting from July 2021 and granted 9,663,953 restricted share units in 2021. Total share-based compensation expenses were RMB572 million, RMB640 million and RMB1,201 million (US$188 million) under JD Logistics’s share incentive plans for the years ended December 31, 2019, 2020 and 2021, respectively. In October 2020, options to acquire 99,186,705 ordinary shares of JD Logistics with an exercise price of US$0.01 per share were granted to Mr. Liu according to the JD Logistics’s share incentive plan. The grant is subject to a
6-year
vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date.
JD Health adopted its own share incentive plans in 2020, which permits the granting of stock options, restricted share units and other types of awards of JD Health to its employees, directors and consultants. JD Health granted 94,770,812 share options in 2020, including the share options granted to Mr. Liu. JD Health also granted restricted share units to its employees, directors and consultants starting from January 2021, and granted 80,582,712 restricted share units in 2021. Total share-based compensation expenses were RMB331 million and RMB2,561 million (US$402 million) under JD Health’s share incentive plans for the years ended December 31, 2020 and 2021, respectively. In October 2020, options to acquire 53,042,516 ordinary shares of JD Health with an exercise price of US$0.0000005 per share were granted to Mr. Liu according to the JD Health’s share incentive plan. The grant is subject to a
6-year
vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date.
JD Property adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Property to its employees, directors and consultants. JD Property granted 193,059,698 restricted share units to Mr. Liu for the year ended December 31, 2021. The grant to Mr. Liu fully vested on November 25, 2021. Total share-based compensation expenses were RMB467 million (US$73 million) under JD Property’s share incentive plan for the year ended December 31, 2021.

JD Industry adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Industry to its employees, directors and consultants. JD Industry granted 90,629,636 restricted share units to Mr. Liu for the year ended December 31, 2021. The grant to Mr. Liu fully vested on December 30, 2021. Total share-based compensation expenses were RMB684 million (US$107 million) under JD Industry’s share incentive plan for the year ended December 31, 2021.
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

Compensation Committee
Our compensation committee consists of Ming Huang and Dingbo Xu. Mr. Huang is the chairman of our compensation committee. We have determined that Mr. Huang and Mr. Xu satisfy the “independence” requirements of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Dingbo Xu, Louis T. Hsieh and Caroline Scheufele. Mr. Xu is the chairperson of our nominating and corporate governance committee. Mr. Xu, Mr. Hsieh and Ms. Scheufele satisfy the “independence” requirements of Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers
Our officers are elected by the board of directors. Our directors are appointed either by an ordinary resolution of our shareholders, or by a resolution of our board of directors (including the affirmative vote of Mr. Richard Qiangdong Liu for so long as he is a director). Our non-independent
directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. Our independent directors are subject to a contractual one-year
term, which may be renewed for one additional year, unless either party provides a prior written notice to the other party before the initial term expires indicating the intention not to renew. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	1

D.	Employees
As of December 31, 2019, 2020 and 2021, we had a total of 227,730, 314,906 and 385,357 employees, respectively. The following is a breakdown of our employees as of December 31, 2021 by function:

Function	Number
Procurement	26,376
Warehouses	74,176
Delivery	224,541
Customer Service	23,331
Research and Development	16,828
Sales and Marketing	12,525
General and Administrative	7,580

TOTAL	385,357

*	The number of employees shown above excludes part-time staff and interns.
With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate.
We invest resources in the recruitment of employees in support of our fast-growing business operations. In 2021, we recruited new employees in connection with the expansion of our business, and we will continue to invest resources in training, managing and motivating our workforce. In 2021, we have invested a considerable amount of resources in employee career development and training. We have clear talent criteria and have applied them to the whole process of talent management. In the talent management activities throughout the year, we not only pay attention to the improvement of employees’ ability and quality, but also pay special attention to incentive development, in particularly emphasized the mindset of “contributor-oriented”, so that to enable all kinds of talents to have a “sense of goal” and “sense of fulfillment”. We lay special emphasis on the building of talent pipeline and the building of organizational cultural cohesion. We have established a comprehensive employee training and development system covering leadership, general competencies, and professional competencies. Our comprehensive training program covers corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. As of December 31, 2021, over 1,000 management trainees had undergone our dedicated management training program.

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
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.
The calculations in the table below are based on 3,123,495,189 ordinary shares outstanding as of March 31, 2022, comprising of (i) 2,695,614,094 Class A ordinary shares, excluding the 35,813,642 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 427,881,095 Class B ordinary shares.
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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	25,174,550	(1)	408,007,423	(1)	433,181,973	(1)	13.8	(1)	76.1	(2)
Lei Xu	*		—		*		*		*
Ming Huang (3)	*		—		*		*		*
Louis T. Hsieh (4)	*		—		*		*		*
Dingbo Xu (5)	*		—		*		*		*
Caroline Scheufele (6)	*		—		*		*		*
Sandy Ran Xu	*		—		*		*		*
Pang Zhang	*		—		*		*		*
All Directors and Executive Officers as a Group	26,259,626		408,007,423		434,267,049		13.8		76.1	(2)
Principal Shareholders:
Max Smart Limited (7)	6,974,550		408,007,423		414,981,973		13.3		72.6
Walmart (8)	289,053,746		—		289,053,746		9.3		2.6
Fortune Rising Holdings Limited (9)	—		19,873,672		19,873,672		0.6		3.5

*	Less than 1% of our total outstanding ordinary shares.

**
Except for Mr. Ming Huang, Mr. Louis T. Hsieh, Mr. Dingbo Xu and Ms. Caroline Scheufele, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)
Represents (i) 408,007,423 Class B ordinary shares directly held by Max Smart Limited, (ii) 3,487,275 ADSs, representing 6,974,550 Class A ordinary shares, held by Max Smart Limited, and (iii) 18,200,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after March 31, 2022. As of March 31, 2022, Mr. Liu has not exercised his right to acquire such Class A ordinary shares. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (7) below. The ordinary shares beneficially owned by Mr. Liu do not include 19,873,672 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (9) below. Mr. Liu will donate 62,376,643 Class B ordinary shares of the Company to a third-party foundation for charitable purposes. Assuming the donation had been completed as of March 31, 2022, Mr. Liu would have beneficially owned a total of 370,805,330 ordinary shares, representing 11.8% of our total outstanding ordinary shares, and the voting power of the shares beneficially owned represented 72.7% of the total outstanding voting power.

(2)
The aggregate voting power includes the voting power with respect to the 19,873,672 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (9) below.

(3)	The business address of Mr. Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.
(4)	The business address of Mr. Hsieh is Tower 2,37-B, I Austin Road West, Kowloon, Hong Kong.
(5)	The business address of Professor Xu is China Europe International Business School, 699 Hongfeng Road, Pudong, Shanghai 201206, China.
(6)	The business address of Ms. Scheufele is Chopard & Cie SA, Rue de Veyrot 8, 1217 Meyrin, Switzerland.
(7)
Represents (i) 408,007,423 Class B ordinary shares directly held by Max Smart Limited and (ii) 3,487,275 ADSs, representing 6,974,550 Class A ordinary shares, held by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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
KY1-9005,
Cayman Islands.

(9)
Represents 19,873,672 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2022, a total of 734,337,093 class A ordinary shares were held by four record holders in the United States, representing approximately 23.2% of our total outstanding shares on an as-converted
basis (including the 35,813,642 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 26.9% of our Class A ordinary shares on record, representing approximately 23.2% of our total outstanding shares on record as of March 31, 2022 (including the 35,813,642 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
On March 25, 2022, Tencent, through Huang River Investment Limited, completed a distribution of approximately 460 million Class A ordinary shares of our company owned by Tencent to its shareholders. Based on the information provided by Tencent in its report on Schedule 13D/A filed with SEC on March 30, 2022, Tencent’s shareholding in us was approximately 2.3%, and the shareholders of Tencent who receive our shares in the distribution have become our shareholders. We and Tencent will continue to maintain our mutually beneficial business relationship, including our ongoing strategic partnership agreement. See “Item 4.A. Information on the Company—History and Development of the Company—Our Strategic Cooperations—Strategic Cooperation with Tencent.”
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
Agreements and Business Cooperation with Tencent
On March 25, 2022, Tencent completed a distribution of approximately 460 million Class A ordinary shares of our company owned by Tencent to its shareholders. As of March 31, 2022, Tencent’s shareholding in us was approximately 2.3%, and the shareholders of Tencent who receive our shares in the distribution have become our shareholders. We and Tencent will continue to maintain our mutually beneficial business relationship, including our ongoing strategic partnership agreement.
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

On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent will continue to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. It is estimated that such traffic support, advertising spending and other cooperation will amount to over US$800 million, which will be paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the three-year period, of which 8,127,302, 2,938,584 and 1,914,998 of our Class A ordinary shares were issued in May 2019, May 2020 and June 2021, respectively.
Business Cooperation with Tencent
. In 2019, we generated RMB288 million commission services revenues from cooperation on advertising business with Tencent, RMB399 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB2,222 million advertising resources and payment processing services from Tencent. In 2020, we generated RMB355 million commission services revenues from cooperation on advertising business with Tencent, RMB375 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB3,226 million advertising resources and payment processing services from Tencent. In 2021, we generated RMB248 million (US$39 million) commission services revenues from cooperation on advertising business with Tencent, RMB553 million (US$87 million) revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB5,010 million (US$786 million) advertising resources and payment processing services from Tencent. As of December 31, 2021, we had a total amount of RMB1,956 million (US$307 million) due from Tencent.
Agreements and Transactions Relating to JD Technology
On March 1, 2017, we entered into a framework agreement, or the Framework Agreement, and an intellectual property license and software technology services agreement, or the JD Technology IPLA, with JD Technology, and certain entities controlled by Mr. Richard Qiangdong Liu, our chairman, in connection with the reorganization of JD Technology. As of June 30, 2017, the reorganization of JD Technology had been completed. As a result, we disposed of all of our 68.6% equity interest in JD Technology and deconsolidated the financial results of JD Technology from ours since then. Pursuant to the agreements, we received approximately RMB14.3 billion in cash upon transaction closing with an economic gain of RMB14.2 billion and 40% of the future pre-tax
profit of JD Technology when JD Technology has a positive
pre-tax
income on a cumulative basis. We did not receive any profits from JD Technology under the profit-sharing arrangement, as JD Technology did not have a positive pre-tax
income on a cumulative basis during the effective period of the profit-sharing arrangement. In addition, pursuant to the Framework Agreement, we are able to convert our profit sharing right with respect to JD Technology into 40% of JD Technology’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us, which we refer to as the Maximum Interest, is subject to potential proportional dilution as a result of any future equity financings or ESOP increases of JD Technology. In connection with JD Technology’s additional round of financing in 2018, the Maximum Interest was diluted to approximately 36%.
In June 2020, we entered into agreements with JD Technology, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting our profit sharing right to the Maximum Interest and investing additional RMB1.78 billion in cash in JD Technology. The Framework Agreement, including the profit-sharing arrangement between JD Technology and us, was terminated, and JD Technology has become our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into agreements with JD Technology which set forth the rights of us as a shareholder. Pursuant to these agreements, we continue to enjoy substantially all the rights that we had under the Framework Agreement; provided that certain rights such as the right to liquidity event payment had been terminated upon our conversion of the profit sharing right into equity interest in JD Technology.
On June 20, 2020, the shareholders of JD Technology passed a unanimous resolution to restructure JD Technology as a company limited by shares and adopt the dual class voting structure. The shares held by Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan, an entity controlled by Mr. Liu, were entitled to ten votes per share, while Mr. Liu and Suqian Linghang Fangyuan must abstain from voting on any related party transaction with JD Technology. As a result of this dual class voting structure, as of December 31, 2021, we held approximately 22.1% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 52.4% of the total voting power of JD Technology.

On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of JD Cloud & AI. Pursuant to the definitive agreements, we transferred JD Cloud & AI and certain assets together valued at approximately RMB15.7 billion (US$2.5 billion) to JD Technology, in exchange for newly issued ordinary shares of JD Technology. To support the smooth business transition of JD Cloud & AI, we also transferred some equipment and reserved some restricted share units of us for the employees of JD Cloud & AI, for which JD Technology paid cash consideration. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from our consolidated financial statements, and our equity interest in JD Technology increased from 36.8% to 41.7%.
Please see “Item 4.A. Information on the Company—History and Development of the Company” for further information.
Set forth below is a summary of the key provisions of the currently effective material agreements between us and JD Technology.
Shareholders Agreement
. The shareholders agreement of JD Technology provides for certain special rights, including preemptive right and right to consent for certain matters and contains provisions governing the board of directors and other corporate governance matters.
Non-Compete
Agreement
. We and JD Technology have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. JD Technology may not engage in the
e-commerce
business conducted by us or our subsidiaries without our prior written consent, unless we and JD Technology are no longer under the common control of Mr. Richard Qiangdong Liu. Without the prior written consent of JD Technology, we are restricted from engaging in the financial products, financial derivatives, and other financial-related businesses operated by JD Technology and its subsidiaries, including consumer finance, supply chain finance, third party payment, factoring, insurance brokerage and agency, crowd funding (including product and equity crowd funding), wealth management, securities brokerage, banking, financial leasing, asset management, and credit reporting, unless we and JD Technology are no longer under the common control of Mr. Liu. We, however, may make passive investments in competing businesses which we do not control.
Business Transactions with JD Technology and its Subsidiaries
JD Technology is a related party controlled by our chairman of the board of directors, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Technology. In 2019, 2020 and 2021, we provided services and sold goods to JD Technology in a total amount of RMB342 million, RMB598 million and RMB882 million (US$138 million), respectively. In 2019, 2020 and 2021, we received payment processing and other services provided by JD Technology in the amount of RMB4,981 million, RMB6,945 million and RMB8,762 million (US$1,375 million), respectively. In 2019, 2020 and 2021, interest income in the amount of RMB41 million, RMB31 million and RMB253 million (US$40 million) was recognized in relation to the financial support provided to JD Technology by us, respectively. Based on a series of agreements signed on January 1, 2016, JD Technology will perform the credit risk assessment services and earn fees for providing such services, and JD Technology will purchase the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing to absorb the risks. In connection with the agreements, the total amount of over-due
receivables related to the consumer financing transferred from us to JD Technology were RMB189 million, RMB493 million and RMB77 million (US$12 million) for the years ended December 31, 2019, 2020 and 2021, respectively.
We also transferred certain financial assets to JD Technology without recourse at fair value. The amount of accounts receivables transferred without recourse in 2019, 2020 and 2021 were RMB24,586 million, RMB33,406 million and RMB43,299 million (US$6,795 million), respectively, and were derecognized.
As of December 31, 2021, we had a total amount of RMB2,460 million (US$386 million) due from JD Technology.

Transactions with Our Equity Investees and Other Related Parties
Business Transaction and
Non-compete
Obligation with Dada Group
. In April 2016, we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada Group. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Dada Group which had a fair value of approximately US$67 million were recorded as deferred revenues and would be recognized as net service revenues, and the non-compete
obligation with Dada Group which had a fair value of approximately US$83 million were recorded as other liabilities and would be recognized as other income over a period of seven years on a straight line basis starting from May 2016. In 2019, 2020 and 2021, other income in the amount of RMB82 million, RMB82 million and RMB77 million (US$12 million) had been recognized, respectively. As of December 31, 2021, we had a total amount of RMB83 million (US$13 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group and a total amount of RMB101 million (US$16 million) other liabilities in relation to non-compete
obligation with Dada Group. In 2019, 2020 and 2021, we provided services and sold goods to Dada Group in a total amount of RMB133 million, RMB179 million and RMB523 million (US$82 million), respectively, and in the same periods, we also received services from Dada Group in a total amount of RMB1,565 million, RMB2,200 million and RMB1,087 million (US$171 million), respectively. As of December 31, 2021, we had a total amount of RMB337 million (US$53 million) due to Dada Group. As of December 31, 2021, we owned approximately 47% issued and outstanding shares of Dada Group.
On March 22, 2021, we, through a subsidiary, entered into a share subscription agreement with Dada Group, and further entered into an amendment to share subscription agreement on February 25, 2022, under which Dada Group issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada Group, pursuant to which we will provide certain strategic resources to Dada Group, at a closing that occurred on February 28, 2022. Immediately following the closing, we held approximately 52% of Dada Group’s issued and outstanding shares and began to consolidate the financial results of Dada Group into ours.
Business Transactions with the Property Funds.
JD Property, our infrastructure asset management and integrated service platform, owns, develops and manages our logistics facilities and other real estate properties to support JD Logistics and third parties. Since 2019, we entered into definitive agreements with the Property Funds, pursuant to which we sold certain of our completed and uncompleted logistics facilities.
For the logistics facilities under the Property Funds that met the closing conditions, we recorded a disposal gain of RMB3.8 billion, RMB1.6 billion and RMB0.8 billion (US$0.1 billion) in 2019, 2020 and 2021, respectively. We will derecognize the remaining logistics facilities upon satisfaction of the hand-over condition. In addition, subsequent to the disposition, we have leased back the completed facilities from the Property Funds for operational purposes, and JD Property has started serving as the asset manager managing the Property Funds’ assets. We will also lease back some of the facilities that sale to the Property Funds for operational purposes when such facility has been completed. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” We received lease and property management services from the Property Funds in a total amount of RMB476 million, RMB838 million and RMB1,180 million (US$185 million) in 2019, 2020 and 2021, respectively. Interest income in the amount of RMB75 million, RMB49 million and RMB39 million (US$6 million) were recognized in 2019, 2020 and 2021, respectively, in connection with our financial support provided to the Property Funds. As of December 31, 2021, we had an amount of RMB856 million (US$134 million) due from the Property Funds.
Business Transactions with ATRenew and its subsidiaries, or ATRenew Group
. ATRenew Group is an equity investee of us, and its ADSs commenced trading on the NYSE in June 2021. In June 2019, we completed an investment of approximately RMB3.38 billion in ATRenew, an online second-hand consumer electronics trading platform. In connection with this investment, we merged our Paipai Secondhand business with and into ATRenew with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of ATRenew. In September and December 2020, we completed further investment in existing and newly issued preferred shares of ATRenew for a cash consideration of RMB401 million. Upon the completion of the transaction, the traffic support, marketing and promotion services to be provided to ATRenew Group were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from June 2019. In addition, we made an additional investment of RMB129 million in ATRenew in April 2021 and RMB321 million to acquire its ADSs in connection with its initial public offering in June 2021. The ADSs of ATRenew commenced trading on the New York Stock Exchange in June 2021. As of December 31, 2021, we owned approximately 33% issued and outstanding shares of ATRenew. As of December 31, 2021, we had a total amount of RMB1,038 million (US$163 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to ATRenew Group. In 2019, 2020 and 2021, we provided services and sold goods to ATRenew Group in a total amount of RMB349 million, RMB664 million and RMB894 million (US$141 million), respectively. In 2019, 2020 and 2021, we also received services from ATRenew Group in a total amount of RMB10 million, RMB32 million and RMB31 million (US$5 million), respectively. As of December 31, 2021, we had an amount of RMB45 million (US$7 million) due to ATRenew Group.

Our transactions with equity investees other than those discussed above were insignificant, individually or in the aggregate, in each of the past three fiscal years.
Our revenues from related parties, excluding those from the major related parties as described above, represented approximately 0.26%, 0.15% and 0.24% of total net revenues of our company for the years ended December 31, 2019, 2020 and 2021, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as described above, represented 0.20%, 0.28% and 0.17% of total operating expenses of our company for the years ended December 31, 2019, 2020 and 2021, respectively.
In addition, Mr. Richard Qiangdong Liu, our chairman since inception and the chief executive officer sine inception to April 2022, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.
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
As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes, including being named as a co-defendant
in lawsuits filed against our suppliers by third parties. For example, in July 2019, Shanghai Gopher Asset Management Co., Ltd., or Gopher, filed a lawsuit in a court in Shanghai, requesting the court to enforce the fulfillment of payment obligations by Jingdong Century, one of our subsidiaries, to Gopher under certain accounts receivable assignment confirmation letters allegedly signed by Jingdong Century. Gopher alleges that (i) Jingdong Century was a party to certain purchase agreements with its two suppliers, Guangdong Chengxing Holding Group Co., Ltd., or Guangdong Chengxing, and Guangdong Zhongcheng Industry Holding Co., Ltd., or Guangdong Zhongcheng, and has payment obligations to these two suppliers under these agreements; and (ii) Jingdong Century confirmed and agreed to certain accounts receivable assignment confirmation letters (by affixing its seal to the letter) delivered by Gopher and the two suppliers when the two suppliers assigned their rights under the purchase agreements to Gopher. Gopher seeks to claim approximately RMB4.95 billion of uncollected accounts receivable and damages due to late payments as well as litigation related expenses. In addition, in August 2019, Noah (Shanghai) Financial Leasing Co., Ltd., or Noah, filed a lawsuit in a court in Shanghai, requesting the court to enforce the fulfillment of payment obligations by Jingdong Century to Noah under certain accounts receivable assignment confirmation letters allegedly signed by Jingdong Century. Noah alleges that (i) Jingdong Century was a party to certain purchase agreements with Guangdong Chengxing and Guangdong Zhongcheng and has payment obligations to these two suppliers under these agreements; and (ii) Jingdong Century confirmed and agreed to certain accounts receivable assignment confirmation letters (by affixing its seal to the letter) delivered by Noah and the two vendors when the two vendors assigned their rights under the purchase agreements to Noah. Noah sought uncollected accounts receivable of approximately RMB71.1 million in aggregate, plus damages due to late payments as well as litigation related expenses. These two lawsuits relate to similar subject matters. Jingdong Century has not confirmed the accounts receivable assignment confirmation letters as alleged by the plaintiffs. In addition, Jingdong Century’s corporate seal that was allegedly affixed to the purchase agreements and accounts receivable assignment confirmation letters as claimed in these two cases is inconsistent with the corporate seal of Jingdong Century filed with the competent PRC government authority. We believe these lawsuits are without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the timing or ultimate resolution of these lawsuits and the other legal proceedings in which we are involved. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may be subject to legal, regulatory and/or administrative proceedings.”

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
We have not declared or paid any dividends on our ordinary shares in the past. On April 21, 2022, we announced that our board of directors is considering the declaration and payment of a special dividend in cash. If the board decides to proceed, the declaration of dividend will be adopted by resolution on or about May 4, 2022. We will continue to review from time to time on our dividend policy, taking into consideration our financial performance and market conditions.
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
The following are summaries of material provisions of our current memorandum and articles of association, which were adopted by a special resolution passed at the annual general meeting of our company held on June 23, 2021, insofar as they relate to the material terms of our ordinary shares.
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
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares or the voting power attached to Class B ordinary shares by a holder thereof through voting proxy or otherwise to any person or entity that is not an Affiliate (as defined in our current memorandum and articles of association) of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities or the voting power attached to such voting securities or the sale, transfer, assignment or disposition of all or substantially all of the assets of a holder of Class B ordinary shares that is an entity to any person or entity that is not an Affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. All Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares when Mr. Richard Qiangdong Liu ceases to be a director and the chief executive officer of our company, or in some other specified situations as set out in our memorandum and articles of association.
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
Voting Rights
. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our current memorandum and articles of association. In respect of matters requiring shareholders’ vote, on a poll, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Voting at any shareholders’ meeting is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes of the issued and outstanding voting shares in our company present in person or by proxy.
A quorum required for a meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative, and holding shares which represent, in aggregate, (i) not less than 10% of the votes attaching to all issued and outstanding shares of our Company, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than one-third
of the votes attaching to all issued and outstanding shares of our company and entitled to vote, present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative, shall be quorum for all purposes. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative.

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
Under our current memorandum and articles of association, so long as the total issued and outstanding Class B ordinary shares constitute a majority of our aggregate voting rights of our company and shareholders of our company immediately prior to the completion of our initial public offering (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) hold a majority of our total issued and ourstanding Class A ordinary shares, any amendments to our current memorandum and articles of association and certain related party transactions between Mr. Richard Qiangdong Liu or any of his immediate family members or Affiliates, on one hand, and our company or any of our company’s subsidiaries or consolidated affiliated entities on the other hand, require approval by both (i) holders of a majority of the total issued and outstanding Class A ordinary shares (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) and (ii) holders of a majority of our aggregate voting rights in addition to a special resolution (in the case of amendments to our memorandum and articles of association) or an ordinary resolution (in any other case).
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
General Meetings of Shareholders and Shareholder Proposals
. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate. Our current memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting, for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange.
Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. At least 14 days’ notice, for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange, or otherwise at least 7 days’ notice, shall be given to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association allow one or more of our shareholders holding shares representing in aggregate (i) no less than 10%, on a one vote per share basis, for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange or (ii) otherwise not less than one-third,
of the votes attaching to all issued and outstanding shares which, as at that date of the deposit, carry the right to vote at general meetings of our company, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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
Investor Rights Agreement with Walmart
In connection with our issuance of 144,952,250 Class A ordinary shares to Newheight, a wholly-owned subsidiary of Walmart, in return for Walmart’s transferring to us Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites, and entering into business cooperation arrangements with us in June 2016.
We entered into an investor rights agreement with Newheight dated June 20, 2016. Pursuant to the investor rights agreement:

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
Dealings in our Class A ordinary shares registered on our Hong Kong Share Register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.13% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).
To facilitate
ADS-ordinary
share conversion and trading between Nasdaq and the Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

United States Federal Income Tax Considerations
The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form
20-F
and on U.S. Treasury regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. There can be no assurance that the IRS or a court will not take a contrary position with respect to any United States federal income tax consequences described below. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market
treatment, partnerships and their partners,
tax-exempt
entities (including private foundations), investors who are not U.S. Holders, U.S. expatriates, investors liable for the alternative minimum tax, investors who acquired their ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors subject to the 3.8% Medicare tax on their net investment income, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.
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
The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC for any taxable year are discussed below under “—Passive Foreign Investment Company Considerations.”

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
income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the Nasdaq Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we believe that we would be eligible for the benefits under the Treaty and that we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.
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
U.S. Holder who has held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit purposes, which will generally limit the availability to claim foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive
asset.
In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2021 and in future taxable years.
Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2021 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the composition of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election with respect to such stock. The
mark-to-market
election is available only for “marketable stock,” which is stock that is traded in other than de minimis
quantities on at least 15 days during each calendar quarter, or “regularly traded” on a qualified exchange or other market, as defined in applicable Treasury regulations. For these purposes, our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and our ordinary shares are listed on the Hong Kong Stock Exchange, which should constitute a qualified exchange or other market. We anticipate that our ADSs and ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or ordinary shares held at the end of the taxable year over the adjusted tax basis of such ADSs or ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or ordinary shares over the fair market value of such ADSs or ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of our ADSs or ordinary shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election.
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
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.
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
As of December 31, 2021, we had
RMB-denominated
cash and cash equivalents, restricted cash and short-term investments of RMB100.5 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$13.0 billion. Assuming we had converted RMB100.5 billion into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, our U.S. dollar cash balance would have been US$28.8 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$27.2 billion instead. Assuming we had converted US$13.0 billion into RMB at the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, our RMB cash balance would have been RMB183.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB192.6 billion instead.

Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us
Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2021, we were entitled to receive approximately US$7.7 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. During the year ended December 31, 2021, we acquired a few businesses which were not material to the consolidated statements of operations and comprehensive income/(loss), either individually or in aggregate.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page
F-4
of this annual report on Form
20-F.

Changes in Internal Control over Financial Reporting
Other than the addition of operations of the Excluded Acquisitions to our internal control over financial reporting, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors
(1)
for the periods indicated.

	For the year ended December 31,
	2020		2021
Audit fees (2)	US$	2,880,000	US$	3,230 ,000
Audit-related fees (3)	US$	4,922,594	US$	5,675,140
Tax fees (4)	US$	475,053	US$	268,987
All other fees (5)	US$	503,442	US$	174,044

Notes:

(1)
We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as external auditor for our annual report on Form
20-F,
and Deloitte Touche Tohmatsu in Hong Kong as external auditor for our HK annual report. Deloitte Touche Tohmatsu Certified Public Accountants LLP’s PCAOB ID is 1113.

(2)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(3)
“Audit-related fees” means fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services to the company, including its consolidated subsidiaries.

(4)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(5)
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
On December 29, 2021, our board of directors approved modifications to the share repurchase program adopted in March 2020, pursuant to which the repurchase authorization has increased from US$2.0 billion to US$3.0 billion and has been extended until March 17, 2024.
As of the date of this annual report, we had repurchased a total of approximately 16.4 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us. All shares were repurchased in the open market pursuant to the share repurchase program announced on March 17, 2020 and modified on December 29, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan*
March 17, 2020 — March 31, 2020	1,191,370	37.04	1,191,370	2,955,868,397
March 1, 2021 — March 31, 2021	7,583,810	82.52	7,583,810	2,330,029,654
May 1, 2021 — May 31, 2021	2,607,401	68.51	2,607,401	2,151,387,896
July 1, 2021 — July 31, 2021	23,616	69.94	23,616	2,149,736,231
March 1, 2022 — March 31, 2022	533,072	57.63	533,072	2,119,017,691
April 1, 2022 — April 28, 2022	4,477,131	57.08	4,477,131	1,863,474,190

Total	16,416,400	69.23	16,416,400	1,863,474,190

Note:

*	The dollar value in this column is based on US$3.0 billion after the adjustment of repurchase authorization.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules. However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of JD.com, Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-36450), furnished with the Securities and Exchange Commission on June 23, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.3	Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

2.4	Indenture, dated as of April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

2.5	First Supplemental Indenture, dated April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on April 29, 2016)

2.6	Form of US$500,000,000 3.125% Notes Due 2021 (included in Exhibit 2.5)

2.7	Form of US$500,000,000 3.875% Notes Due 2026 (included in Exhibit 2.5)

2.8	Second Supplemental Indenture, dated January 14, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on January 14, 2020)

2.9	Form of US$700,000,000 3.375% Notes due 2030 (included in Exhibit 2.8)

2.10	Form of US$300,000,000 4.125% Notes due 2050 (included in Exhibit 2.8)

2.11	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.12	Description of Class A Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.13	Description of the Registrant’s US$500,000,000 3.125% Notes Due 2021 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File
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

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-200450), as amended, initially filed with the Securities and Exchange Commission on November 21, 2014)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4	English translation of the Second Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 24, 2020 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.5	English translation of the Second Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 24, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.6	English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 24, 2020 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.7	English translation of the Second Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd., dated June 15, 2016 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 14, 2019)

4.8	English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 25, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

Exhibit Number	Description of Document

4.9	English translation of the Amended and Restated Business Cooperation Agreement between Beijing Jingdong Century Trade Co., Ltd., Shanghai Shengdayuan Information Technology Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated May 29, 2012 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.10	English translation of the Second Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated December 24, 2020 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.11	English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated November 20, 2017 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.12	English translation of the Amended and Restated Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.13	English translation of the Amended and Restated Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.14	English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.15	English translation of the Second Amended and Restated Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd., dated June 15, 2016 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.16	English translation of the Amended and Restated Intellectual Property Rights License Agreement between Beijing Jingdong Century Trade Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd. dated December 18, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.17	English translation of the Amended and Restated Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.18	English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated August 25, 2016 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

Exhibit Number	Description of Document

4.19
English translation of the Business Cooperation Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. and Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

•  Schedule A of this exhibit includes information about the business cooperation agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.20
English translation of the Exclusive Purchase Option Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

•  Schedule A of this exhibit includes information about the exclusive option agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.21
English translation of the Loan Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

•  Schedule A of this exhibit includes information about the loan agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.22
English translation of the Shareholders’ Rights Entrustment Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

•  Schedule A of this exhibit includes information about the shareholders’ rights entrustment agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.23
English translation of the Power of Attorney by the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

•  Schedule A of this exhibit includes information about the power of attorney substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

4.24
English translation of the Equity Pledge Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated January 25, 2021 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

•  Schedule A of this exhibit includes information about the equity pledge agreements substantially in form as this exhibit that the Registrant entered into with certain other Chinese variable interest entities of the Registrant

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

4.31	Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.32	Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018)

Exhibit Number	Description of Document

4.33	English summary of Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among Dalian Wanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.34	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.35	US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.36	Subscription Agreement relating to the offering of limited partnership interests in JD Logistics Properties Core Fund, L.P. (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.37†	Share Purchase Agreement, by and between Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, as sellers, and JD Star Development X (HK) Limited, as purchaser, dated as of February 27, 2019 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.38	Share Subscription Agreement, dated May 10, 2019, by and between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 9 to Form Schedule 13D/A filed by Tencent Holdings Limited with the Securities and Exchange Commission on May 15, 2019)

4.39	English Translation of Strategic Cooperation Agreement, dated as of May 10, 2019, among Shenzhen Tencent Computer Systems Co., Ltd., JD.com, Inc. and Chongqing Jingdong Haijia E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-3 (File No.: 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

4.40	Share Subscription Agreement., dated as of June 25, 2020, by and between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd., a subsidiary of the Registrant (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.41	Amended and Restated Agreement, dated as of November 9, 2020, between the Registrant and Jingdong Technology Holding Co., Ltd. regarding certain non-compete arrangements (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.42	Investment Agreement, dated as of June 25, 2020, among the Registrant, Jingdong Technology Holding Co., Ltd. and other parties named therein (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.43	Share Subscription Agreement, dated as of Mach 31, 2021, between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document

4.44	Asset Purchase Agreement, dated as of March 31, 2021, between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.45	Share Subscription Agreement, dated March 22, 2021, between Dada Nexus Limited and JD Sunflower Investment Limited (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by Dada Nexus Limited with the Securities and Exchange Commission on March 31, 2021)

4.46	English Summary of Equity Transfer and Capital Increase Agreement, dated August 12, 2020, among Kuayue Express Group Co., Ltd., Suqian JD Bohai Enterprise Management Co., Ltd. and other parties named thereto. (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.47*†	Facilities Agreement, US$2,000,000,000 Term and Revolving Credit Facilities, dated December 29, 2021, between the Registrant and other parties thereto.

4.48*†	Sale and Purchase Agreement, dated September 1, 2021, among JD Property, Mr. Li Shifa and Yupei International Investment Management Co., Ltd.

4.49	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited. (incorporated herein by reference to Exhibit 99.3 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.50	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited. (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.51*	English Summary of Key Terms of the Founding Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant, Cui Weixing and Xue Xia

4.52*	English Summary of Key Terms of the Management Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant and Certain Individuals

4.53*	English Summary of Key Terms of the Minority Vendors Agreement, dated March 11, 2022, among a subsidiary of the Registrant and each of the 153 Minority Shareholders of Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited

4.54*	Subscription Agreement between JD Logistics, Inc. and a Subsidiary of the Registrant, dated March 25, 2022

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Shihui Partners

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*          Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Lei Xu
Name:	Lei Xu
Title:	Chief Executive Officer
Date: April 28, 2022

JD.com, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in I nternal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2022 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
As of December 31, 2021, the Company’s net balance of inventories was RMB75,601 million, which represented approximately 15% of the total assets. As disclosed in Note 2.l to the consolidated financial statements, the Company records valuation allowances for slow-moving and damaged goods to adjust the cost of such inventories to their estimated net realizable value. The estimate requires management to make significant assumptions regarding various factors such as impact of inventory aging, historical and forecasted consumer demand, as well as market conditions that impact pricing.
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

F-2

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

•
We performed inquiries with appropriate finance and operations personnel, and reviewed the actual sales subsequent to December 31, 2021 to corroborate management’s quantitative and qualitative judgments applied over the indicators of slow-moving and damaged inventories, and to evaluate the reasonableness of management’s estimate of the impact of interaction among various factors;

•
We performed retrospective reviews by comparing subsequent actual inventory write-downs with historical estimates to evaluate management’s ability to perform reasonable estimate of inventory valuation allowance.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 28, 2022
We have served as the Company’s auditor since 2019.

F-
3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report dated April 28, 2022 expressed an unqualified opinion on those financial statements. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment of the internal control over financial reporting at a few insignificant businesses (the “Excluded Acquisitions”) acquired during the year ended December 31, 2021, whose financial statements constituted approximately 0.3% and 0.5%, respectively, of total assets and total net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting of the Excluded Acquisitions.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 28, 2022

F-
4

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
ASSETS
Current assets

Cash and cash equivalents		86,085	70,767	11,105
Restricted cash	4, 5	4,434	5,926	930
Short-term investments	5	60,577	114,564	17,978
Accounts receivable, net	9	7,112	11,900	1,867
Advance to suppliers		3,768	3,959	621
Inventories, net	10	58,933	75,601	11,863
Prepayments and other current assets		7,076	11,455	1,797
Amount due from related parties	32	6,667	5,500	863
Assets held for sale	19	149	—	—

Total current assets		234,801	299,672	47,024
Non-current assets
Property, equipment and software, net	11	22,597	32,944	5,170
Construction in progress	2(o)	7,906	5,817	913
Intangible assets, net	13	6,463	5,837	916
Land use rights, net	12	11,125	14,328	2,248
Operating lease right-of-use assets	18	15,484	19,987	3,136
Goodwill	14	10,904	12,433	1,951
Investment in equity investees	8	58,501	63,222	9,921
Investment securities	5	39,085	19,088	2,995
Deferred tax assets	22	533	1,111	174
Other non-current assets		13,316	21,804	3,423
Amount due from related parties	32	243	264	41
Assets held for sale	19	1,330	—	—

Total non-current assets		187,487	196,835	30,888

Total assets		422,288	496,507	77,912

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
LIABILITIES

Current liabilities
(including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB22,032 million and
RMB22,458
million as of December 31, 2020 and 2021, respectively. Note 1)

Short-term debts	35	—	4,368	685
Accounts payable	15	106,818	140,484	22,045
Advance from customers		21,000	29,106	4,567
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB492 million and RMB492 million as of December 31, 2020 and 2021, respectively)		3,417	3,458	543
Taxes payable		3,029	2,568	403
Amount due to related parties	32	585	519	81
Accrued expenses and other current liabilities	16	30,035	34,468	5,409
Operating lease liabilities	18	5,513	6,665	1,046
Unsecured senior notes	17	3,260	—	—
Liabilities held for sale	19	360	—	—

Total current liabilities		174,017	221,636	34,779
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB1,121 million and RMB629 million as of December 31, 2020 and 2021, respectively)		1,618	1,297	204
Unsecured senior notes	17	9,594	9,386	1,473
Deferred tax liabilities	22	1,922	1,897	298
Long-term borrowings	35	2,936	—	—
Operating lease liabilities	18	10,250	13,721	2,153
Other non-current liabilities		332	1,786	280

Total non-current liabilities		26,652	28,087	4,408

Total liabilities		200,669	249,723	39,187

Commitments and contingencies	36
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	23	17,133	1,212	190
SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,685,542,982 Class A ordinary shares issued and 2,667,590,268 outstanding, 444,250,851 Class B ordinary shares issued and 435,908,771 outstanding as of December 31, 2020; 2,731,123,330 Class A ordinary shares issued and 2,690,342,230 outstanding, 428,185,501 Class B ordinary shares issued and 420,449,419 outstanding as of December 31, 2021.)	2 7	— *	— *	— *
Additional paid-in capital		153,358	182,578	28,650
Statutory reserves	2(oo)	1,533	1,586	249
Treasury stock		(1,218)	(2,968)	(466)
Retained earnings		37,418	33,805	5,305
Accumulated other comprehensive loss	29	(3,548)	(6,090)	(956)

Total JD.com, Inc. shareholders’ equity		187,543	208,911	32,782
Non-controlling interests	2(d)	16,943	36,661	5,753

Total shareholders’ equity		204,486	245,572	38,535

Total liabilities, mezzanine equity and shareholders’ equity		422,288	496,507	77,912

*	Absolute value is less than RMB1 million.
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

		For the year ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
Net revenues
Net product revenues	2(z)	510,734	651,879	815,655	127,994
Net service revenues	2(z)	66,154	93,923	135,937	21,332

Total net revenues		576,888	745,802	951,592	149,326

Cost of revenues		(492,467)	(636,694)	(822,526)	(129,072)
Fulfillment		(36,968)	(48,700)	(59,055)	(9,267)
Marketing		(22,234)	(27,156)	(38,743)	(6,080)
Research and development		(14,619)	(16,149)	(16,332)	(2,563)
General and administrative		(5,490)	(6,409)	(11,562)	(1,814)
Gain on sale of development properties	19	3,885	1,649	767	120

Income from operations		8,995	12,343	4,141	650

Other income/(expense)
Share of results of equity investees	8	(1,738)	4,291	(4,918)	(772)
Interest expense	20	(725)	(1,125)	(1,213)	(190)
Others, net	21	7,161	35,310	(590)	(93)

Income/(loss) before tax		13,693	50,819	(2,580)	(405)
Income tax expenses	22	(1,803)	(1,482)	(1,887)	(296)

Net income/(loss)		11,890	49,337	(4,467)	(701)

Net loss attributable to non-controlling interests shareholders		(297)	(75)	(923)	(145)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders		3	7	16	3

Net income/(loss) attributable to ordinary shareholders		12,184	49,405	(3,560)	(559)

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

		For the year ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
Net income/(loss)		11,890	49,337	(4,467)	(701)
Other comprehensive income/(loss):	29
Foreign currency translation adjustments		794	(7,955)	(2,872)	(451)
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains, net of tax		313	705	—	—
Reclassification adjustment for gains recorded in net income, net of tax		(259)	(760)	—	—

Net unrealized gains/(losses) on available-for-sale securities		54	(55)	—	—

Total other comprehensive income/(loss)		848	(8,010)	(2,872)	(451)

Total comprehensive income/(loss)		12,738	41,327	(7,339)	(1,152)
Total comprehensive loss attributable to non-controlling interests shareholders		(253)	(373)	(1,253)	(197)
Total comprehensive income attributable to mezzanine equity classified as non-controlling interests shareholders		3	7	16	3

Total comprehensive income /(loss) attributable to ordinary shareholders		12,988	41,693	(6,102)	(958)

Net income/(loss) per share	31
Basic
Net income/(loss) per share		4.18	16.35	(1.15)	(0.18)
Diluted
Net income/(loss) per share		4.11	15.84	(1.15)	(0.18)
Weighted average number of shares
Basic		2,912,637,241	3,021,808,985	3,107,436,665	3,107,436,665
Diluted		2,967,321,803	3,109,024,030	3,107,436,665	3,107,436,665
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)
Cash flows from operating activities:
Net income/(loss)	11,890	49,337	(4,467)	(701)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	5,828	6,068	6,232	978
Share-based compensation	3,695	4,156	9,134	1,433
Losses from disposal of property, equipment and software	65	68	18	3
Gain from extinguishment of debt	—	(11)	—	—
Deferred income tax	533	(719)	(651)	(102)
Amortization of discounts and issuance costs of the unsecured senior notes	15	19	14	2
Allowance for doubtful accounts	424	353	708	111
Impairment of investments	1,954	208	574	90
Fair value change of long-term investments	(3,496)	(29,483)	7,252	1,138
Gain from business and investment disposals	(1,199)	(279)	(140)	(22)
Gain on sale of development properties	(3,885)	(1,649)	(767)	(120)
Share of results of equity investees	1,738	(4,291)	4,918	772
Foreign exchange (gains)/losses	(124)	90	(42)	(7)
Changes in operating assets and liabilities:
Accounts receivable	3,723	(412)	(5,632)	(884)
Advance to suppliers	(128)	(2,300)	(107)	(17)
Inventories	(13,916)	799	(16,697)	(2,620)
Prepayments and other current assets	276	(260)	(2,539)	(399)
Amount due from related parties	(1,501)	583	(278)	(44)
Operating lease right-of-use assets	(1,407)	(2,922)	(4,045)	(635)
Other non-current assets	(409)	(871)	(1,701)	(267)
Accounts payable	10,391	11,095	32,585	5,113
Advance from customers	3,061	4,052	8,702	1,366
Deferred revenues	455	(235)	(243)	(38)
Taxes payable	723	849	(468)	(73)
Amount due to related parties	135	282	(66)	(10)
Accrued expenses and other current liabilities	4,418	4,784	5,257	825
Operating lease liabilities	1,522	3,233	4,180	656
Other non-current liabilities	—	—	570	90

Net cash provided by operating activities	24,781	42,544	42,301	6,638

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)
Cash flows from investing activities:
Purchase of short-term investments	(24,501)	(60,747)	(167,684)	(26,313)
Maturity of short-term investments	2,018	25,148	113,362	17,789
Purchases of long-term time deposits	—	(5,000)	(160)	(25)
Purchases of investment securities	(771)	(1,122)	(2,656)	(417)
Cash received from disposal of investment securities	1,009	9,139	13,165	2,066
Prepayments and investments in equity investees	(10,508)	(16,939)	(11,576)	(1,817)
Cash received from disposal of equity investment s	3,606	1,092	407	64
Cash paid for loan originations	(43,560)	(60,304)	(82,197)	(12,899)
Cash received from loan repayments	44,592	60,879	80,561	12,642
Purchase of property, equipment and software	(2,597)	(3,370)	(5,562)	(873)
Disposal of equipment and other assets (Note 6)	—	—	1,765	277
Purchase of intangible assets	(41)	(19)	(23)	(4)
Cash paid for asset acquisitions, net of cash acquired	—	—	(1,603)	(252)
Purchase of land use rights	(1,039)	(1,518)	(7,825)	(1,228)
Cash paid for construction in progress	(5,322)	(7,549)	(8,868)	(1,392)
Cash received from sale of development properties	7,905	4,787	3,549	557
Cash received from/( paid for ) business combinations, net of cash acquired	(41)	671	(321)	(50)
Loans settled by/( provided to ) JD Technology	4,149	(2,342)	(169)	(27)
Other investing activities	(248)	(617)	1,587	251

Net cash used in investing activities	(25,349)	(57,811)	(74,248)	(11,651)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
0

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	31,342	—	—
Repurchase of ordinary shares	(131)	(312)	(5,246)	(823)
Proceeds from issuance of ordinary shares pursuant to share-based awards	112	236	62	10
Proceeds from issuance of convertible redeemable preferred shares of JD Logistics	—	443	—	—
Capital injection from non-controlling interest shareholders	6,649	34,579	27,662	4,341
Return of capital to non-controlling interests	—	—	(68)	(11)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	—	(775)	(122)
Proceeds from short-term borrowings	5,804	14,766	7,133	1,119
Repayment of short-term borrowings	(5,970)	(16,582)	(5,982)	(938)
Repayment of long-term borrowings	—	(123)	(29)	(5)
Proceeds from unsecured senior notes	—	6,804	—	—
Repurchase and repayment of unsecured senior notes	—	(72)	(3,246)	(509)
Repayment of nonrecourse securitization debt	(3,886)	—	—	—
Other financing activities	(6)	(9)	(8)	(2)

Net cash provided by financing activities	2,572	71,072	19,503	3,060

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	406	(5,082)	(1,498)	(235)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	2,410	50,723	(13,942)	(2,188)
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	37,502	39,912	90,635	14,223
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	—	116	18

Cash, cash equivalents, and restricted cash at beginning of year	37,502	39,912	90,519	14,205

Cash, cash equivalents, and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	39,912	90,635	76,693	12,035
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	—	116	—	—

Cash, cash equivalents, and restricted cash at end of year	39,912	90,519	76,693	12,035

Supplemental disclosure of cash flow information:
Cash paid for income taxes	(808)	(1,190)	(2,538)	(398)
Cash paid for interest	(679)	(1,020)	(1,221)	(192)
Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares in connection with strategic cooperation agreement with Tencent	759	549	463	73
Equity investments obtained through commitment of future services and contribution of certain business	2,371	—	—	—
Right-of-use assets acquired under operating leases	4,861	10,678	10,228	1,605
Acquisition of equity interest in Jiangsu Five Star by loan conversion	—	1,025	—	—
Acquisition of equity interest in Kuayue Express by issuance of ordinary shares of JD Logistics	—	116	—	—
The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings/(accumulated deficit)	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)

Balance as of December 31, 2018	2,965,815,847	—	*	(71,519,492)	(3,784)	82,834	1,400	3,359	(24,038)	1,096	60,867

Issuance of ordinary shares	8,127,302	—	*	—	—	759	—	—	—	—	759
Repurchase of ordinary shares	—	—		(1,871,696)	(131)	—	—	—	—	—	(131)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(3)	—	(3)
Exercise of share-based awards	—	—		3,299,962	210	(79)	—	—	—	(11)	120
Share-based compensation and vesting of share-based awards	—	—		20,463,340	1,175	1,948	—	—	—	572	3,695
Net income/(loss)	—	—		—	—	—	—	—	12,187	(297)	11,890
Foreign currency translation adjustments	—	—		—	—	—	—	750	—	44	794
Net change in unrealized gains on available-for-sale debt securities	—	—		—	—	—	—	54	—	—	54
Statutory reserves	—	—		—	—	—	59	—	(59)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	5,229	—	—	—	1,400	6,629
Share of changes in the equity investee’s capital accounts	—	—		—	—	(14)	—	—	—	—	(14)

Balance as of December 31, 2019	2,973,943,149	—	*	(49,627,886)	(2,530)	90,677	1,459	4,163	(11,913)	2,804	84,660

Issuance of ordinary shares	155,850,684	—	*	—	—	31,864	—	—	—	—	31,864
Repurchase of ordinary shares	—	—		(2,382,740)	(312)	—	—	—	—	—	(312)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(7)	—	(7)
Exercise of share-based awards	—	—		5,073,294	335	(115)	—	—	—	(11)	209
Share-based compensation and vesting of share-based awards	—	—		20,642,538	1,289	1,775	—	—	—	1,092	4,156
Net income/(loss)	—	—		—	—	—	—	—	49,412	(75)	49,337
Foreign currency translation adjustments	—	—		—	—	—	—	(7,656)	—	(299)	(7,955)
Net change in unrealized losses on available-for-sale debt securities	—	—		—	—	—	—	(55)	—	—	(55)
Statutory reserves	—	—		—	—	—	74	—	(74)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	23,548	—	—	—	11,327	34,875
Acquisition of subsidiaries	—	—		—	—	529	—	—	—	2,105	2,634
Share of changes in the equity investee’s capital accounts	—	—		—	—	(574)	—	—	—	—	(574)
Conversion of profit sharing right in JD Technology	—	—		—	—	5,654	—	—	—	—	5,654

Balance as of December 31, 2020	3,129,793,833	—	*	(26,294,794)	(1,218)	153,358	1,533	(3,548)	37,418	16,943	204,486

*	Absolute value is less than RMB1 million.

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings/(accumulated deficit)	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)

Balance as of December 31, 2020	3,129,793,833	—	*	(26,294,794)	(1,218)	153,358	1,533	(3,548)	37,418	16,943	204,486

Issuance of ordinary shares	1,914,998	—	*	—	—	463	—	—	—	—	463
Issuance of Class A ordinary shares reserved for future exercise / vesting of share-based awards	27,600,000	—	*	(27,600,000)	— *	—	—	—	—	—	—
Repurchase of ordinary shares	—	—		(20,429,654)	(5,246)	—	—	—	—	—	(5,246)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(16)	—	(16)
Exercise of share-based awards	—	—		1,962,856	252	(195)	—	—	—	(7)	50
Share-based compensation and vesting of share-based awards	—	—		23,844,410	3,244	2,124	—	—	—	4,902	10,270
Net loss	—	—		—	—	—	—	—	(3,544)	(923)	(4,467)
Foreign currency translation adjustments	—	—		—	—	—	—	(2,542)	—	(330)	(2,872)
Statutory reserves	—	—		—	—	—	53	—	(53)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	15,960	—	—	—	10,872	26,832
Conversion of JD Logistics preferred shares	—	—		—	—	11,799	—	—	—	4,604	16,403
Reorganization of JD Cloud & AI (Note 6 , Note 8 )	—	—		—	—	(901)	—	—	—	—	(901)
Acquisition of subsidiaries	—	—		—	—	—	—	—	—	600	600
Share of changes in the equity investee’s capital accounts	—	—		—	—	(30)	—	—	—	—	(30)

Balance as of December 31, 2021	3,159,308,831	—	*	(48,517,182)	(2,968)	182,578	1,586	(6,090)	33,805	36,661	245,572

*	Absolute value is less than RMB1 million.
The accompanying notes are an integral part of these consolidated financial statements.

F-1
3

JD.com, Inc.
Notes to the Consolidated Financial Statements
1. Principal activities and organization
JD.com, Inc. (the “Company”) is a leading supply chain-based technology and service provider, providing products and services to consumers, third-party merchants, suppliers and other business partners through its subsidiaries, consolidated variable interest entities (“VIEs”) and consolidated VIEs’ subsidiaries (collectively, the “Group”). The Group operates
e-commerce
business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistics services. Leveraging its AI capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its leading logistics network, the Group provides integrated supply chain solutions and logistics services, primarily including warehousing and distribution services, express and freight services and other value-added services to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through JD Logistics, Inc. (“JD Logistics”), the Group’s logistics subsidiary.

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

On May 28, 2021, JD Logistics completed its IPO and JD
Logistics’s
shares have been listed on the Main Board of the HKEX under the stock code “2618” (“JD Logistics IPO”). JD Logistics issued 700,534,900 ordinary shares, including the exercise of the over-allotment option, at HK$40.36 per share. Net proceeds from the JD Logistics IPO after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB22.9 billion.

The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries.
As of December 31, 2021, the Company’s major subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries are as follows:

F-1
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
JD Logistics Holding Limited	63%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
JD Property Group Corporation (“JD Property”)	84%	Cayman Islands, January 2012
JD Logistics, Inc.	63%	Cayman Islands, January 2012
JD.com E-Commerce (Technology) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
JD.com E-Commerce (Investment) Hong Kong Co., Ltd.	100%	Hong Kong, China, July 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Overseas Innovation Limited	100%	Hong Kong, China, October 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD Asia Development Limited	84%	British Virgin Islands, February 2015
Suqian Hanbang Investment Management Co., Ltd.	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	63%	Shaanxi, China, May 2017
Xi’an Jingdong Xuncheng Logistics Co., Ltd.	63%	Shaanxi, China, June 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Property Holding Limited	100%	Cayman Islands, March 2018
Beijing Wodong Tianjun Information Technology Co., Ltd. (“Beijing Wodong Tianjun”)	100%	Beijing, China, May 2018
Beijing Jingdong Zhenshi Information Technology Co., Ltd.	63%	Beijing, China, August 2018
JD Health International Inc.	67%	Cayman Islands, November 2018
Jiangsu Huiji Space Technology Co., Ltd. (“Jiangsu Huiji”)	100%	Jiangsu, China, March 2019
JD Jiankang Limited	100%	British Virgin Islands, April 2019
JD Industrial Technology Limited	100%	British Virgin Islands, October 2019
JD Industrial Technology Inc. (“JD Industry”)	81%	Cayman Islands, November 2019
Jingdong Logistics Supply Chain Co., Ltd.	63%	Jiangsu, China, June 2020
Jingdong Five Star Appliance Group Co., Ltd.	100%	Jiangsu, China, December 1998
Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017
Suqian Juhe Digital Enterprise Management Co., Ltd. (“Suqian Juhe”)		Jiangsu, China, June 2020
Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Suqian Jingdong Mingfeng Enterprise Management Co., Ltd.		Jiangsu, China, July 2017
Suqian Jingdong Jinyi Enterprise Management Co., Ltd.		Jiangsu, China, August 2017
Suqian Jingdong Sanhong Enterprise Management Center (L.P.)		Jiangsu, China, August 2017
Beijing Jingxundi Technology Co., Ltd.		Beijing, China, December 2017
Beijing Jingdong Qianshi Technology Co., Ltd.		Beijing, China, September 2018

F-1
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

• Organization
The Company was incorporated in the British Virgin Islands (“BVI”) in November 2006 and was
re-domiciled
in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.
In April 2007, May 2017, March 2019 and June 2019, the Company established Jingdong Century, Xi’an Jingxundi, Jiangsu Huiji and Beijing Jingdong Jiankang Co., Ltd. (“Jingdong Jiankang”) as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010, August 2015, June 2017, June 2019 and June 2020, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng, Xi’an Jingdong Xincheng, Suqian Jingdong Tianning Jiankang Technology Co., Ltd. (“Suqian Jingdong Tianning”) and Suqian Juhe were incorporated in the PRC, respectively. The paid-in
capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Jingdong Century, Xi’an Jingdong Xincheng became a VIE of Xi’an Jingxundi, Suqian Jingdong Tianning became a VIE of Jingdong Jiankang and Suqian Juhe became a VIE of Jiangsu Huiji. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng, Xi’an Jingxundi became the primary beneficiary of Xi’an Jingdong Xincheng, Jingdong Jiankang became the primary beneficiary of Suqian Jingdong Tianning and Jiangsu Huiji became the primary beneficiary of Suqian Juhe.
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
The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the consolidated VIEs and their Nominee Shareholders:
• Loan agreements
Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiaries have granted interest-free loans to the relevant Nominee Shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. The loans for initial and subsequent capital injections are eliminated with the capital of the relevant VIEs during consolidation. The Group’s relevant PRC subsidiaries can require the Nominee Shareholders to settle the loan amount with the equity interests of the relevant VIEs, subject to any applicable PRC laws, rules and regulations. The loan agreements are renewable upon expiration.

F-1
6

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
• Exclusive technology consulting and services agreements or exclusive business cooperation agreements
The Group’s relevant PRC subsidiaries and relevant VIEs entered into exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, under which the relevant VIEs engage the Group’s relevant PRC subsidiaries as their exclusive provider of technical platform and technical support, business support, maintenance and other services. The VIEs shall pay to the Group’s relevant PRC subsidiaries service fees determined based on the volume and market price of the service provided. All the benefits and interests generated from the agreements, including but not limited to intellectual property rights, know-how
and trade secrets, will be the Group’s relevant PRC subsidiaries’ sole and exclusive rights. During the term of the agreements, the relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of the Group’s relevant PRC subsidiaries.
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
• Equity pledge agreements
Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in the relevant VIEs to the Group’s relevant PRC subsidiaries as collateral for all of their payments due to the Group’s relevant PRC subsidiaries and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Group’s relevant PRC subsidiaries without the Group’s relevant PRC subsidiaries’ preapproval. The Group’s relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the Group’s relevant PRC subsidiaries as the pledgee, will be entitled to request immediate repayment of the loans or to dispose of the pledged equity interests through transfer or assignment.

F-1
7

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
• Risks in relations to the VIE structure
The Company believes that the contractual arrangements among its subsidiaries, the VIEs and their owners are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or potentially be forced to relinquish Company’s interests in those operations. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs as a result of the aforementioned risks is remote.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs (where appropriate, the term “VIEs” also refers to its subsidiaries as a whole) structured by the Contractual Agreements, which have eliminated the intercompany transactions within the consolidated VIEs:

	As of December 31,
	2020	2021
	(RMB in millions)
Total assets	65,594	80,138
Total liabilities	59,298	77,858

	For the year ended December 31,
	2019	2020	2021
	(RMB in millions)

Total net revenues	59,306	86,054	117,419
Net loss	(2,268)	(422)	(3,069)

	For the year ended December 31,
	2019	2020	2021
	(RMB in millions)

Net cash provided by operating activities	954	9,912	1,593
Net cash used in investing activities	(6,450)	(11,053)	(10,089)
Net cash provided by financing activities	5,543	2,659	11,611

Net increase in cash, cash equivalents, and restricted cash	47	1,518	3,115
Cash, cash equivalents, and restricted cash at beginning of year	880	927	2,445

Cash, cash equivalents, and restricted cash at end of year	927	2,445	5,560

As of December 31, 2020 and 2021, the total assets of the Group’s consolidated VIEs after eliminating the intra-company balances and transactions within the Group were RMB64,492 million and RMB77,734 million, respectively, which were mainly consisting of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, net, inventories, net, investment securities, investment in equity investees, property, equipment and software, net, operating lease right-of-use assets and prepayments and other assets. As of December 31, 2020 and 2021, the total liabilities of the consolidated VIEs after eliminating the intra-company balance and
transactions within the Group were
 RMB29,621 million and RMB32,642 million, respectively, which were mainly consisting of accounts payable,

operating lease liabilities
, accrued expenses and other liabilities.
For the years ended December 31, 2019, 2020 and 2021, the total net revenues of the Group’s consolidated VIEs were RMB26,845 million, RMB36,976 million and RMB59,124 million, respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

F-
19

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s consolidated VIEs, and can have assets transferred out of the Group’s consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the Group’s consolidated VIEs that can be used only to settle their obligations except for registered capitals and the PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB3,151 million as of December 31, 2021. As the Group’s consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s consolidated VIEs.
As of December 31, 2020 and 2021, the
total shareholders’ equity of the Group’s consolidated VIEs was RMB5,570 million
and
RMB1,535 million
, respectively
.
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
Prior to June 2020, the Group’s former finance business (“JD Technology”), which had been deconsolidated from the Group since June 30, 2017 as a result of its reorganization (Note 6), was a VIE of the Group while the Group or any subsidiary was not considered as the primary beneficiary. Upon the conversion of the profit sharing right into equity interests in JD Technology completed in June 2020, JD Technology is no longer a VIE of the Group (Note 8).

F-2
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies
a. Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest million.
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
c. Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income/(loss), shareholders’ equity, or cash flows as previously reported.
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
e. Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor rebates and customer incentives, determination of the stand-alone selling price (“SSP”), the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts including expected credit losses, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets, the discount rate for lease and consolidation of VIEs. Actual results may differ materially from those estimates.
In March 2020, the World Health Organization declared the outbreak of a disease caused by a novel strain of the coronavirus (“COVID-19”) to be a pandemic. After the initial outbreak of the COVID-19, some instances of COVID-19 infections have emerged from time to time. The COVID-19 pandemic has created and may continue to create significant uncertainty in the macroeconomic environment which, in addition to other unforeseen effects of this pandemic, may adversely impact the Group’s results of operations. The extent to which COVID-19 would impacts the results of operations is contingent on the future developments of the outbreak, including constant updates concerning the global severity of and actions needed to contain the outbreak, which are highly uncertain and unpredictable. Due to the uncertainty and the economic implications on global economics conditions from the COVID-19 pandemic, certain estimates and assumptions may change in the near term.

F-2
1

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
.
Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of operations and comprehensive income/(loss). Total exchange gains/(losses) were a gain of RMB124 million, a loss of RMB90 million and a gain of RMB42 million for the years ended December 31, 2019, 2020 and 2021, respectively.
The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a gain of RMB794 million, a loss of RMB7,955 million and a loss of RMB2,872 million for the years ended December 31, 2019, 2020 and 2021, respectively.
g. Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 3
0
, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 3
1
, 2021, or at any other rate.
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

F-2
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

j. Short-term investments
Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed
with certain financial institutions. Starting from 2021, the Group elects the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC 825
Financial Instruments
. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income/(loss). The Group also holds some deposits that have fixed interest rates and they are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. Prior to 2021, the Group recorded equity classified securities at fair market value with fair value change gains or losses recorded in interest income in the consolidated statements of operations and comprehensive income/(loss) and recorded debt classified securities as available-for-sale
debt securities and held-to-maturity securities. Available-for-sale securities were reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses were included in interest income in the consolidated statements of operations and comprehensive income/(loss) during the period in which the gain or loss was realized.
In addition, short-term investments are also comprised of time deposits placed with banks with original maturities longer than three months but less than one year.
k. Accounts receivable, net
Accounts receivable mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts.
The Group, in collaboration with JD Technology, provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, where JD Technology performs the related credit assessment.
JD Technology is obligated to purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Technology, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w).
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

F-2
3

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
m. Loan receivables, net
Loan receivables represent the consumer financing, in collaboration with JD Technology, provided to qualified individual customers on the Group’s online marketplace. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Technology performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from 1 month to 24 months. As JD Technology is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks, no provision for doubtful accounts was recorded for the years ended December 31, 2019, 2020 and 2021. The loan receivables were measured at amortized cost and reported in the consolidated balance sheets at outstanding principal. As of December 31, 2020 and 2021, the loan receivables with the collection period less than one year amounting to RMB683 million and RMB1,817 million, respectively, were classified into prepayments and other current assets in the consolidated balance sheets. As of December 31, 2020 and 2021, the loan receivables with the collection period over one year amounting to
RMB259 million and RMB733 million, respectively, were classified into other non-current
assets in the consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the consolidated statements of cash flows. The Group, in collaboration with JD Technology, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w).
n. Property, equipment and software, net
Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives of major property, equipment and software are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Office equipment	5 years
Vehicles	3- 5 years
Logistics, warehouse and other heavy equipment	5-10 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Building	40 years
Building improvement	5-10 years
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
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

o. Construction in progress
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2020 and 2021, construction in progress in the amount of RMB7,906 million and RMB5,817 million, respectively, were primarily relating to the construction of office buildings and warehouses.
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

F-2
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

r. Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU
2017-04,
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
(“ASU
2017-04”)
issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.
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
Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) and its share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
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
The Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU
2016-01,
Financial Instruments—Overall (Subtopic
825-10)—Recognition
and Measurement of Financial Assets and Financial Liabilities
(“ASU
2016-01”).
Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income/(loss) if there is any. When the investments become qualified for use of the equity method, the Group remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applying the equity method, in accordance with ASU 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).

F-2
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

t. Investment securities
The Group invests in marketable equity securities to meet business objectives. These marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the consolidated balance sheets, the unrealized gains and losses on equity securities are recorded in others, net in the consolidated statements of operations and comprehensive income/(loss) under ASU
2016-01.
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

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

w. Nonrecourse securitization debt and transfer of financial assets
The Group, in collaboration with JD Technology, periodically securitizes accounts receivable and loan receivables arising from consumer financing through the transfer of those assets to securitization vehicles. The securitization vehicles then issue (1) debt securities to third-party investors and JD Technology, or (2) trust beneficiary rights to the Group which are immediately transferred to third-party investors, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles and the trust beneficiary rights transferred by the Group are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.
The securitization vehicles are considered variable interest entities pursuant to ASC Topic 810,
Consolidation
. The Group will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and acting as the servicer of securitization vehicles. Accordingly, the Group is precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.
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

F-
29

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

x. Unsecured senior notes and long-term borrowings
Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discounts or premiums and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the consolidated statements of operations and comprehensive income/(loss) over the maturities of the notes using the effective interest method.
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

F-3
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

z. Revenues
Consistent with the criteria of ASC Topic 606,
Revenue from Contracts with Customers
(“ASC 606”), the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.
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
The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, the Group reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2020 and 2021, liabilities for return allowances were RMB496 million and RMB618 million, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB533 million and RMB660 million as of December 31, 2020 and 2021, respectively, and were included in “Prepayments and other current assets”.
The Group also sells prepaid cards which can be redeemed to purchase products sold on the JD Platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the consolidated balance sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. The Group recognizes revenue from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote in accordance with ASC 606.
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

F-3
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

z. Revenues (Continued)

Net Product Revenues
The Group recognizes the product revenues from the online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB328,703 million, RMB400,927 million and RMB492,592 million, and revenues from the sales of general merchandise products were RMB182,031 million, RMB250,952 million and RMB323,063 million, for the years ended December 31, 2019, 2020 and 2021, respectively. The Group’s net product revenues were mainly generated by the JD Retail segment.
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
Revenues from online marketplace and marketing services were RMB42,680 million, RMB53,473 million and RMB72,118 million for the years ended December 31, 2019, 2020 and 2021, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB23,474 million, RMB40,450 million and RMB63,819 million, for the years ended December 31, 2019, 2020 and 2021, respectively, which were mainly generated by the JD Logistics segment.

F-3
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

aa. Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable, net of allowance for doubtful accounts were RMB7,112 million and RMB11,900 million as of December 31, 2020 and 2021, respectively.
Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in current and non-current
deferred revenues and advance from customers in the Group’s consolidated balance sheets. As of December 31, 2020, the Group’s total unearned revenues were RMB26,033 million, of which RMB20,124 million was recognized as revenues for the year ended December 31, 2021. The Group’s total unearned revenues were RMB29,184 million as of December 31, 2021.
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

•
J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and are to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered as a separate performance obligation within the scope of ASC 606, as J Coupons represent a material rights to the customer. Therefore, the delivered products and J Coupons awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative SSP of each performance obligation. The amount allocated to J Coupons is deferred and recognized when J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2019, 2020 and 2021, the amounts
of expired J Coupons
were
not material.

F-3
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

bb. Customer incentives and loyalty programs (Continued)

Registered customers may also earn J Beans, which was launched based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. J Beans can be used as cash to buy any products sold by the Group, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD Platform. The Group considers J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities. Thus J Beans is considered to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2019, 2020 and 2021, the amounts of expired J Beans were not material.
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
ee. Fulfillment
Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The cost related to logistics services provided to third parties is classified in cost of revenues in the consolidated statements of operations and comprehensive income/(loss). Shipping cost included in fulfillment expenses amounted to RMB17,859 million, RMB23,088 million and RMB27,786 million for the years ended December 31, 2019, 2020 and 2021, respectively.

F-3
4

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
Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace, are expensed as incurred, and totaled RMB19,286 million, RMB23,088 million and RMB32,704 million for the years ended December 31, 2019, 2020 and 2021, respectively.
gg. Research and development
Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining technology platform, and application of artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.
hh. General and administrative
General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.
ii. Share-based compensation
The
Group
grants restricted share units (“RSUs”) and share options of the Company and its subsidiaries to eligible employees and non-employees.
The Group accounts for share-based awards issued to employees and non-employees
in accordance with ASC Topic 718
Compensation – Stock Compensation
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

F-3
5

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
Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award’s fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The Group recognized incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Therefore, in relation to the modified award, the Group recognize share-based compensation over the vesting periods of the modified
award.
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
non-current
in the consolidated balance sheets.
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

F-3
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

kk. Leases
In accordance with ASC Topic 842,
Leases
(“ASC 842”), The Group, using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients, categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.
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
The Group leases warehouses, offices and store space to third-parties. The arrangements are in the nature of operating lease which is neither a sales-type nor direct-financing lease. As such, the underlying assets remain on the Group’s balance sheet at its carrying value and continue to depreciate the asset based on its estimated useful life. Rental revenue should be recognized on a straight-line basis (or another systematic basis if that basis is more representative of the pattern in which income is earned from the underlying asset over the term of the respective lease). The Group records an unbilled rent receivable, which is the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease.
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
7

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
Before 2021, the Group’s principal operations were organized into two major business segments, JD Retail and New Businesses, which were defined based on the products and services provided. JD Retail mainly consisted of online retail, online marketplace and marketing services in China. New Businesses included logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property.
Beginning with the first quarter of 2021, the Group implemented certain segment reporting changes to better reflect its recently optimized organizational structure and business developments. The major changes in segment information mainly include: (1) Reported the results of JD Logistics as a new standalone segment. JD Logistics listed on the Main Board of HKEX on May 28, 2021. (2) Moved the results of Jingxi and the internal business of JD Property from JD Retail to New businesses. The changes relate to the realignment of JD Retail in connection with the establishment of the new Jingxi business group and the closing of JD Property Series A Preference Shares financing. As a result, the Group reports three segments, JD Retail, JD Logistics and New businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives. These changes align with the manner in which the Group’s CODM uses financial information to evaluate the performance of, and to allocate resources to, each of the segments. The prior periods’ segment operating results have been retrospectively recast to conform to current period presentation.
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
For the years ended December 31, 2019, 2020 and 2021, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB59 million, RMB74 million and RMB53 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

pp. Recent accounting pronouncements
Recently adopted accounting pronouncements
In December 2019, the FASB issued ASU
No. 2019-12,
Simplifying the Accounting for Income Taxes
, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted this standard beginning January 1, 2021 and the impact was not material to the consolidated financial statements.
In January 2020, the FASB issued ASU
2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323)
, which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group adopted this standard beginning January 1, 2021 and the impact was not material to the consolidated financial statements.
In March 2020, the FASB issued ASU
2020-04,
Reference Rate Reform
(Topic 848), which provides optional expedients and exceptions to contract modifications and hedging relationships that reference the London Interbank Offered Rate or another reference rate expected to be discontinued. The standard is effective upon issuance through December 31, 2022 and may be applied at the beginning of the interim period that includes March 12, 2020 or any date thereafter. In January 2021, the FASB issued a new pronouncement, ASU
2021-01,
Reference Rate Reform (Topic 848): Scope
, which permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. The amendments in ASU
2021-01
are effective upon issuance. The Group adopted these new standards upon issuance and the impact was not material to the Group’s consolidated financial statements.

F-
39

JD.com, Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (Continued)

pp. Recent accounting pronouncements (Continued)

Recently issued accounting pronouncements not yet adopted
In August 2020, the FASB issued ASU
2020-06,
Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted
method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.
In October 2021, the FASB issued ASU
2021-08,
which amends ASC 805 to “require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.” Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this update is intended “to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: a. Recognition of an acquired contract liability; b. Payment terms and their effect on subsequent revenue recognized by the acquirer.” For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of this update on its consolidated financial statements.
In November 2021, the FASB issued ASU
2021-10,
Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU
2021-10)
, which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance will be effective in the year ended December 31, 2022, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

F-4
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

3. Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2019, 2020 and 2021.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020 and 2021, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Technology performs the related credit assessment of the consumer financing receivables recorded in the Group’s consolidated balance sheets. JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.
Currency convertibility risk
The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB58,097 million and RMB99,174 million as of December 31, 2020 and 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.
Foreign currency exchange rate risk
Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately
7%
and 2% for the years ended December 31, 2020 and 2021, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4. Restricted cash
To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, the Group held restricted cash of RMB4,434 million and RMB5,926 million as of December 31, 2020 and 2021, respectively.

F-4
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

5. Fair value measurement
As of December 31, 2020 and 2021, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(RMB in millions)
Assets:
Restricted cash	4,434	—	4,434	—
Short-term investments
Wealth management products	24,294	—	24,294	—
Investment securities
Listed equity securities	39,085	39,085	—	—

Total assets	67,813	39,085	28,728	—

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(RMB in millions)
Assets:
Restricted cash	5,926	—	5,926	—
Short-term investments
Wealth management products	77,010	—	77,010	—
Investment securities
Listed equity securities	19,088	19,088	—	—

Total assets	102,024	19,088	82,936	—

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

F-4
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

5. Fair value measurement (Continued)

Short-term investments
Wealth management products. The Group elected the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year and accounted them at fair value since 2021. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the year ended December 31, 2021, a gain of RMB1,514 million resulting from changes in fair value of the products under fair value option was recorded in others, net.
As of December 31, 2020 and 2021, gross unrealized gains of RMB11,000 and RMB474 million were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2019, 2020 and 2021, respectively.
Investment securities
Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
For the years ended December 31, 2019, 2020 and 2021, the unrealized gains/(losses
) of the investment securities
were
a gain of RMB3,414 million, a gain of RMB18,722 million and a loss of RMB9,344 million, respectively, which are recognized in others, net in the consolidated statements of operations and comprehensive income/(loss).
The material investment securities are set out as below:
In 2017, the Group invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB5,000 million. For the years ended December 31, 2019, 2020 and 2021, the unrealized gain/(loss) related to the investment in China Unicom was a gain of RMB527 million, a loss of RMB1,047 million and a loss of RMB388 million, respectively.
In 2017, the Group invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB2,795 million. In 2018 and 2019, the Group purchased additional shares with a total amount of RMB1,122 million. For the years ended December 31, 2019, 2020 and 2021, the unrealized gain/(loss) related to the investment in Vipshop was a gain of RMB3,082 million, a gain of RMB4,272 million and a loss of RMB6,560 million, respectively.
In 2017, 2018 and 2020, the Group invested in Farfetch.com Limited (“Farfetch”) with a total consideration of RMB2,975 million. In 2020, the Group sold approximately 44.2% of its investment in Farfetch. For the years ended December 31, 2019 and 2020, the unrealized gain/(loss) related to the investment in Farfetch was a loss of RMB2,091 million and a gain of RMB8,427 million, respectively. In 2021, the Group further sold its remaining investment in Farfetch.

The realized gain over the entire period of holding this investment is RMB13,308 million.
In 2018, the Group invested in ESR Cayman Limited (“ESR”) with a total consideration of RMB1,952 million, and this investment was accounted for as equity investment measured at fair value using the Measurement Alternative as of December 31, 2018. On November 1, 2019, ESR completed its IPO on the HKEX. Concurrently with ESR’s IPO, the Group sold approximately 3.4% of its investment in ESR and started to account for the remaining investment at fair value. In 2020, the Group further sold approximately 8.0% of its remaining investment in ESR. For the years ended December 31, 2019, 2020 and 2021, the unrealized gain/(loss) related to the investment in ESR was a gain of RMB1,777 million, a gain of RMB1,632 million and a loss of RMB396 million, respectively.

F-4
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

5. Fair value measurement (Continued)

Other financial instruments
The followings are other material financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Time deposits. Time deposits with original maturities of three months or less and longer than three months but less than one year have been classified as cash equivalents and short-term investments, respectively, in the consolidated balance sheets. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2020 and 2021, the fair value of time deposits classified as cash equivalents and short-term investments amounted to RMB36,473 million and RMB39,282 million, respectively. As of December 31, 2020 and 2021, time deposits with original maturities of more than one year with the fair value of RMB5,073 million and RMB5,427 million, respectively, have been classified as other non-current
assets in the consolidated balance sheets.

The carrying value of time deposits approximates to fair value.
Held-to-maturity
debt securities. Wealth management products that the Group has positive intent and ability to hold to maturity are accounted for as held-to-maturity
debt securities, classified as short-term investments in the consolidated balance sheets. The fair value of the Group’s held-to-maturity
debt securities is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2020 and 2021, the fair value of held-to-maturity
debt securities amounted to RMB17,470 million and RMB3,008 million, respectively.

The carrying value of held-to-maturity debt securities approximates to fair value.
Unsecured senior notes. The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy. As of December 31, 2020 and 2021, the fair value of unsecured senior notes amounted to RMB14,008 million and RMB10,020 million, respectively.
Short-term receivables and payables. Accounts receivable, loan receivables and prepayments and other current assets are financial assets with carrying values that approximate to fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and advance from customers (exclude contract liabilities), are financial liabilities with carrying values that approximate to fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Short-term debts and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term debts and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Assets and liabilities measured at fair value on a nonrecurring basis
Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.
Investment in equity investees. Investments in privately held companies and publicly traded companies included in investment in equity investees in the consolidated balance sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. The investments in privately held companies without readily determinable fair value were measured using significant unobservable inputs (Level 3) as of December 31, 2020 and 2021, and the impairment charges of RMB1,612 million, RMB202 million and RMB119 million were recorded in others, net in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31,
2020 and
2021, the accumulated impairment of the Group’s
investments in privately held companies under the
Measurement Alternative was RMB2,660
million and RMB2,779
million
, respectively
. The valuation methodology used to estimate the fair value of investments in publicly traded companies
(Level 1)
and associated impairment charges are discussed in Note 8 —“Investment in equity investees”.

F-4
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

6. JD Technology reorganization
In the first half of 2017, the Group entered into a series of definitive agreements relating to the reorganization of JD Technology. Pursuant to the definitive agreements, the Group disposed all its equity stake of 68.6% in JD Technology so that it held neither legal ownership nor effective control of JD Technology, received RMB14.3 billion in cash and is entitled to a royalty and software technical services fee of 40% of the future pre-tax
profit of JD Technology when JD Technology has a positive
pre-tax
income on a cumulative basis. In addition, the Group would be able to convert its profit sharing right with respect to JD Technology into 40% of JD Technology’s equity interest, subject to applicable regulatory approvals. Upon the completion of the reorganization on June 30, 2017, JD Technology was deconsolidated from the Group. After JD Technology’s additional round of financing in 2018, the Group’s percentage of JD Technology’s pre-tax
profit sharing has been diluted to approximately 36%, and if permitted by the regulation, the Group is entitled to convert its profit-sharing right into approximately 36% of JD Technology’s equity interest.
In June 2020, the Group entered into agreements with JD Technology, pursuant to which the Group has, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting the profit sharing right and investing additional RMB1.78 billion in cash in JD Technology. In addition, in June 2020, the shareholders of JD Technology passed a unanimous resolution to restructure JD Technology as a company limited by shares and adopt the dual class voting structure. As a result of this dual class voting shareholding structure, the Group held approximately 18.7% voting power of JD Technology. The transaction has been completed in June 2020. Accordingly, subsequent to the completion of the transaction, investment in JD Technology has been accounted for using equity method, as the Group has significant influence but does not own a majority equity interest or otherwise control. The Group and JD Technology are both controlled by Mr. Richard Qiangdong Liu before and after the transaction, so the acquisition of JD Technology’s equity interest was achieved through an under the common control transaction.
Pursuant to the supplemental agreement entered between JD Technology and its shareholders in June 2020, upon certain redemption events of JD Technology, the Group and Suqian Dongtai Jinrong Investment Management Center, Suqian Mingjin Chuangyuan Enterprise Management Consulting Partnership, Mr. Richard Qiangdong Liu, Mr. Shengqiang Chen have the obligation to make up the shortfall (if any) of the redemption price to the other shareholders of JD Technology when all other means are exhausted, and the shortfall is capped by the proceeds from the sales of the guarantor’s shares of JD Technology. As the Group and JD Technology both are entities under common control of Mr. Richard Qiangdong Liu, the Group is therefore exempted from recording a guarantee liability in its consolidated financial statements. Based on the Group’s assessment, the chance to settle the guarantee obligation by the Group is not probable as of December 31, 2021.
On March 31, 2021, the Group entered into definitive agreements with JD Technology relating to the reorganization of the Group’s cloud computing and artificial intelligence business (“JD Cloud & AI”). Pursuant to the definitive agreements, the Group transferred JD Cloud & AI and additional RMB4 billion in cash, as consideration in exchange for newly issued ordinary shares of JD Technology. To support the smooth business transition of JD Cloud & AI, the Group also transferred some equipment and reserved some restricted share units of the Group for the employees of JD Cloud & AI, for which JD Technology paid cash
consideration. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from the Group’s consolidated financial statements, and the Group’s equity interest in JD Technology increased from 36.8% to 41.7%. The Group and JD Technology are both controlled by Mr. Richard Qiangdong Liu before and after the transaction, so the acquisition of JD Technology’s equity interest was achieved through an under the common control transaction.

F-4
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

7. Business acquisition
Acquisition of Jiangsu Five Star
In April 2019, the Group invested RMB1,274 million with a combination of cash and assumption of the seller’s debt as consideration to acquire ordinary shares of Jiangsu Five Star, a leading offline retailer of home appliances and consumer electronics, from its existing shareholder (the “Seller”), in exchange for 46% of Jiangsu Five Star’s total equity interest. The Group also provided a fifteen months interest-bearing loan of RMB1,025 million to the Seller and has the rights to purchase additional shares.
In April 2020, the Group acquired additional 37% equity interest in Jiangsu Five Star by converting the loan of RMB1,025 million aforementioned. A gain of RMB442 million in relation to the revaluation of the previously held equity interests was recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2020. The fair value of the previously held equity interests was estimated based on the equity value of Jiangsu Five Star, which is estimated by applying an income approach.
The purchase price as of the date of acquisition is comprised of:

Amounts
(RMB in millions)
Conversion of loan and assuming of debt	1,025
Fair value of previously held equity interests	1,274

Total	2,299

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
(RMB in millions)
Net liabilities assumed	(14)
Appreciation of property, equipment and software	190
Intangible assets
- Trademark	489
Goodwill	2,185
Deferred tax liabilities	(170)
Non-controlling interests	(381)

Total	2,299

Net assets acquired primarily consisted of restricted cash of RMB1,720 million, inventories of RMB1,652 million and accounts payable of RMB4,102 million as of the date of acquisition. The amortization period for intangible assets acquired was 19 years. Fair value of the non-controlling
interests was estimated by applying an income approach.
Accounts receivable acquired was immaterial at the date of acquisition.
Goodwill arising from the acquisition of Jiangsu Five Star was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and recorded in JD Retail segment. None of the goodwill arising on the acquisition is expected to be deductible for tax purposes.
In June 2020, the Group acquired the remaining 17% equity interest in Jiangsu Five Star by assuming the Seller’s RMB428 million debt owed to Jiangsu Five Star. Upon completion of the transaction, Jiangsu Five Star became a wholly-owned subsidiary of the Company.

F-4
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

7. Business acquisition (Continued)

Acquisition of Kuayue Express
In August 2020, the Group entered in a definitive agreement pursuant to which JD Logistics, a subsidiary of the Company, acquired approximately 60.2% of the issued and outstanding ordinary shares of Kuayue-Express Group Co., Ltd. (“Kuayue Express”), a renowned modern integrated express transportation enterprise, for a consideration of RMB2,966 million with a combination of cash and ordinary shares of JD Logistics. Upon completion of the transaction, Kuayue Express became a consolidated subsidiary of the Company.
The purchase price as of the date of acquisition is comprised of:

Amounts
(RMB in millions)
Cash	2,850
Issuance of ordinary shares of JD Logistics less cash proceeds received	116

Total	2,966

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
(RMB in millions)
Net assets acquired	1,110
Appreciation of property, equipment and software	362
Intangible assets
- Customer relationship	2,550
Goodwill	1,633
Deferred tax liabilities	(728)
Non-controlling interests	(1,961)

Total	2,966

Net assets acquired primarily consisted of cash and cash equivalents of RMB1,376 million and borrowings of RMB986 million as of the date of acquisition. The amortization period for intangible assets acquired was 9 years. Fair value of the non-controlling
interests was estimated by applying an income approach.
The accounts receivable acquired with a fair value of RMB830 million at the date of acquisition had gross contractual amounts of RMB924 million. The best estimate at acquisition date of the contractual cash flows not expected to be collected amounted to RMB94 million.
Goodwill arising from the acquisition of Kuayue Express was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and recorded in JD Logistics segment. None of the goodwill arising on the acquisition is expected to be deductible for tax purposes.
Results of operations attributable to the aforementioned acquisitions and pro forma results of operations for the aforementioned acquisitions have not been presented because they are not material to the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2020, either individually or in aggregate. During the year ended December 31, 2021, the Group acquired a few businesses which were not material to the consolidated statements of operations and comprehensive income/(loss), either individually or in aggregate.

F-4
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees
Measurement Alternative and NAV practical expedient
The carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was RMB21,624 million and RMB19,643 million as of December 31, 2020 and 2021, respectively, and the carrying amount of the
Group’s
investments under NAV practical expedient was RMB6,712 million and RMB7,325 million as of December 31, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, the Group invested RMB6,198 million, RMB10,201 million and RMB4,787 million in multiple private companies and private equity funds accounted for under the Measurement Alternative and NAV practical expedient, respectively, which may have operational synergy with the Group’s core business. During the years ended December 31, 2019, 2020 and 2021, fair value changes recognized for equity investments which were measured using the Measurement Alternative, excluding the gain from fair value change recognized on ATRenew Inc. (“ATRenew”, formerly known as AiHuiShou International Co. Ltd.) for the year ended December 31, 2021, and NAV practical expedient were not significant, respectively.
Equity method
As of December 31, 2021, the Group’s investments accounted for under the equity method totaled RMB36,254 million (as of December 31, 2020: RMB30,165 million), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB4,592 million, the investment in Dada Nexus Limited (“Dada”) amounting to RMB6,075 million, the investment in JD Technology amounting to RMB11,202 million and investment in ATRenew amounting to RMB2,832 million. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees (Continued)

Equity method (Continued)

Investment in Yonghui
On August 11, 2016, the Group completed the investment in Yonghui through the subscription of newly issued ordinary shares representing 10% equity interest in Yonghui. In 2018 and 2020, the Group acquired additional ordinary shares from the existing shareholders of Yonghui, the Group’s interest in Yonghui’s issued and outstanding ordinary shares increased from 10% to 13% accordingly. Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. As of December 31, 2021, total consideration for the investment in Yonghui was RMB6,462 million in cash. Investment in Yonghui is accounted for using the equity method as the Group obtained significant influence by the rights to nominate two board members out of nine. The Group received dividend of RMB120 million, RMB147 million and RMB25 million for the years ended December 31, 2019, 2020 and 2021, respectively, which have been recorded as a reduction to the carrying amount of investment in Yonghui.
Investment in Yonghui is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31,
	2020	2021

	(RMB in millions)
Carrying value of investment in Yonghui’s ordinary shares	6,538	4,592
Proportionate share of Yonghui’s net tangible and intangible assets	2,602	2,225

Positive basis difference	3,936	2,367

Positive basis difference has been assigned to:
Goodwill(*)	2,603	1,111
Amortizable intangible assets (**)	1,777	1,674
Deferred tax liabilities	(444)	(418)

	3,936	2,367

(*)
In the third quarter of 2021, the Group conducted impairment assessments on its investment in Yonghui considering the duration and severity of the decline of Yonghui’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charges of RMB1,492 million, to write down the carrying value of its investment in Yonghui to its fair value, based on quoted closing prices of Yonghui as of September 30, 2021.

(**)	As of December 31, 2021, the weighted average remaining life of the intangible assets not included in Yonghui’s consolidated financial statements was 14 years.
As of December 31, 2020 and 2021, the market value of the Group’s investment in Yonghui was RMB8,723 million and RMB4,921 million based on its quoted closing price, respectively.
Investment in Dada
Prior to 2019, the Group acquired ordinary shares and preferred shares of Dada for total consideration of RMB5,723 million with a combination of RMB3,513 million in cash, the Group’s a series of future
services arrangements commenced from 2016, including supply chain support for a period of 10 years, traffic and other additional support for a period of 7 years, non-compete
obligation for a period of 7 years from 2016 and the Group’s O2O business, JD Daojia. On June 5, 2020, Dada completed its initial public offering on the Nasdaq Stock Market (“Dada IPO”). Concurrently with Dada IPO, the Group converted its preferred shares investment in Dada to ordinary shares in entirety. In addition, the Group subscribed for additional ordinary shares of Dada with cash consideration of RMB703 million in 2020
. The Group’s interest in Dada was diluted to approximately 46
% and
a deemed disposal gain of RMB5,229 million
 was
recognized in “shares of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss
) for the year ended December 31, 2020.

Dada is China’s leading local
on-demand
delivery and retail platform. The investment in Dada’s ordinary shares was accounted for using the equity method as the Group obtained significant influence by the rights to nominate three board members out of nine.

F-
49

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees (Continued)

Equity method (Continued)

Investment in Dada (Continued)

The investment in Dada is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31,
	2020	2021

	(RMB in millions)
Carrying value of investment in Dada’s ordinary shares	7,280	6,075
Proportionate share of Dada’s net tangible and intangible assets	3,336	2,136

Positive basis difference	3,944	3,939

Positive basis difference has been assigned to:
Goodwill	3,893	3,893
Amortizable intangible assets (*)	68	61
Deferred tax liabilities	(17)	(15)

	3,944	3,939

(*)	As of December 31, 2021, the weighted average remaining life of the intangible assets not included in Dada’s consolidated financial statements was 4 years.
As of December 31, 2020 and 2021, the market value of the Group’s investment in Dada was RMB25,846 million and RMB9,106 million based on its quoted closing price, respectively.
Investment in JD Technology
As disclosed in Note 6 — “JD Technology reorganization”, investment in JD Technology has been accounted for using the equity method subsequent to June 2020.
In June 2020, the Group entered into agreements with JD Technology, pursuant to which the Group has acquired an aggregate of 36.8% equity interest in JD Technology by converting the profit sharing right and investing additional RMB1.78 billion in cash in JD Technology. Upon the completion of the acquisition of JD Technology’ equity interests, the investment in JD Technology is accounted for using the equity method. In March 2021, the Group transferred JD Cloud & AI with investing additional RMB4 billion in cash in exchange of ordinary shares
in JD Technology, and the Group’s equity interest in JD Technology increased to approximately 41.7%. As the Group and JD Technology are both controlled by Mr. Richard Qiangdong Liu before and after the acquisition of JD Technology’ equity interests, the acquisition is considered to be a transaction under common control. Pursuant to ASC
805-50-25-2,
the Group recorded the investment in JD Technology amounting to RMB7.43 billion and RMB2.62 billion in 2020 and 2021, respectively, based on its proportioned net assets of JD Technology. The difference between consideration transferred and the carrying amounts of the net assets received, which was an increase of
RMB5.65 billion into additional paid-in capital and a decrease of RMB901 million into additional paid-in capital has been recorded for the years ended December 31, 2020 and 2021, respectively.
Investment in ATRenew
Pre-IPO
investment in ATRenew
Prior to 2018, the Group acquired preferred shares of ATRenew for total consideration of
RMB359
million. In June 2019, the Group signed series of agreements with ATRenew, merged its Paipai Secondhand business into ATRenew with certain exclusive traffic resources for the next 5 years, and additionally invested RMB139
million in cash in exchange for an additional preferred shares investment in ATRenew. Total consideration for the above investment in ATRenew was
RMB3,381
million. In 2020 and 2021, the Group completed further investment in preferred shares of ATRenew for a cash consideration of
RMB401 million and RMB129
million, respectively. ATRenew is a leading technology-driven pre-owned
consumer electronics transactions and services platform in China, the investment in ATRenew’s preferred shares is accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance
common stock and had no readily determinable fair value.

F-5
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

8. Investment in equity investees (Continued)

Equity method (Continued)

Investment in ATRenew (Continued)

Post-IPO
investment in ATRenew
On June 18, 2021, ATRenew completed its initial public offering on the Nasdaq Stock Market (“ATRenew IPO”), upon which the preferred shares investment in ATRenew were converted to ordinary shares in entirety. Pursuant to ASU
2020-01,
the Group remeasured its previously held interest based on the observable price in orderly transactions and recorded a gain from fair value change of RMB2,305
million in others, net in the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2021. Concurrently, the Group subscribed ad ditional 2,333,333
ordinary shares of ATRenew with cash consideration
of RMB321
million. Upon the offering, the Group held approximatel
y 33% o
f ATRenew’s issued and outstanding shares and
had two out of seven
board seats. Accordingly, investment in ATRenew’s ordinary shares was accounted for using the equity method as the Group obtained significant influence. In December 2021, the Group purchased
for additional ordinary shares of ATRenew with cash consideration of
RMB41 million.
The investment in ATRenew is accounted for using the equity method with the investment cost allocated as follows:

As of December 31,
2021
(RMB in millions)
Carrying value of investment in ATRenew’s ordinary shares	2,832
Proportionate share of ATRenew’s net tangible and intangible assets	2,209

Positive basis difference	623

Positive basis difference has been assigned to:
Goodwill (*)	35
Amortizable intangible assets (**)	784
Deferred tax liabilities	(196)

623

(*)
In the fourth quarter of 2021, the Group conducted impairment assessments on its investment in ATRenew considering the duration and severity of the decline of ATRenew’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charges of
RMB3,909
million, to write down the carrying value of its investment in ATRenew to its fair value, based on quoted closing prices of ATRenew as of December 31, 2021.

(**)	As of December 31, 2021, the weighted average remaining life of the intangible assets not included in ATRenew’s consolidated financial statements was 8 years.
As of December 31, 2021, the market value of the Group’s investment in ATRenew was RMB2,832 million based on its quoted closing price.
The Group recorded its interests in Yonghui, Dada, JD Technology and ATRenew one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.

F-5
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees (Continued)

Equity method (Continued)

The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule
4-08
of Regulation
S-X:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Revenues	128,942	140,263	145,582
Gross profit	34,541	45,590	39,736
Income/(loss) from operations	(534)	5,157	1,877
Net income/(loss)	(565)	2,680	(250)
Net income/(loss) attributable to ordinary shareholders	(1,235)	3,292	675

	As of December 31,
	2020	2021

	(RMB in millions)
Current assets	129,535	150,304
Non-current assets	97,110	140,872
Current liabilities	97,669	109,790
Non-current liabilities	17,371	49,919
Non-controlling interests	1,119	973
The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the equity method investments of RMB797 million, RMB488 million and RMB5,514 million were recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021, respectively. The valuation of impairment in privately held companies under the Measurement Alternative is discussed in Note 5 — “Fair value measurement”.

F-5
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

9. Accounts receivable, net
Accounts receivable, net consist of the following:

	As of December 31,
	2020	2021

	(RMB in millions)
Logistics receivables	4,406	6,204
Online retail and online marketplace receivables (*)	2,103	5,840
Advertising receivables and others	1,169	890

Accounts receivable	7,678	12,934
Allowance for doubtful accounts	(566)	(1,034)

Accounts receivable, net	7,112	11,900

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Balance at beginning of the year	(178)	(318)	(566)
Additions	(214)	(331)	(535)
Write-off	74	83	67

Balance at end of the year	(318)	(566)	(1,034)

(*)
For the accounts receivable in relation to consumer financing business, which is recorded in online retail and online marketplace receivables, as JD Technology performs credit risk assessment services for the individuals and purchases the over-due
receivables from the Group at carrying values to absorb the risks and obtain the rewards from such business, no allowance for doubtful accounts in relation to consumer financing receivables were provided.

F-5
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

10. Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2020	2021

	(RMB in millions)
Products	60,455	77,422
Packing materials and others	470	478

Inventories	60,925	77,900
Inventory valuation allowance	(1,992)	(2,299)

Inventories, net	58,933	75,601

11. Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2020	2021

	(RMB in millions)
Electronic equipment	15,112	11,222
Building and building improvement	11,276	21,072
Logistics, warehouse and other heavy equipment	7,418	10,084
Vehicles	1,776	2,681
Leasehold improvement	2,900	3,766
Office equipment	440	530
Software	781	867

Total	39,703	50,222
Less: accumulated depreciation	(17,106)	(17,278)

Net book value	22,597	32,944

Depreciation expenses were RMB4,673 million, RMB5,037 million and RMB5,000 million for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charge was recorded for the years ended December 31, 2019, 2020 and 2021, respectively.
12. Land use rights, net
Land use rights, net consist of the following:

	As of December 31,
	2020	2021

	(RMB in millions)
Land use rights	11,787	15,253
Less: accumulated amortization	(662)	(925)

Net book value	11,125	14,328

Amortization expenses for land use rights were RMB222 million, RMB229 million and RMB276 million for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charge was recorded for the years ended December 31, 2019, 2020 and 2021, respectively.
As of December 31, 2021, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ended December 31,
	2022	2023	2024	2025	2026	2027 and thereafter

	(RMB in millions)
Amortization expenses	319	319	319	319	319	12,733

F-5
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

13. Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31, 2020
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount

	Year	RMB in millions	RMB in millions	RMB in millions	RMB in millions
Strategic cooperation	5.0	6,075	(6,075)	—	—
Non-compete	8.0	2,467	(1,811)	—	656
Domain names and trademarks	18.9	3,911	(837)	(27)	3,047
Customer relationship	8.9	2,689	(155)	(60)	2,474
Technology and others	6.0	1,019	(648)	(85)	286

Total	9.5	16,161	(9,526)	(172)	6,463

	As of December 31, 2021
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount

	Year	RMB in millions	RMB in millions	RMB in millions	RMB in millions
Strategic cooperation	5.0	6,075	(6,075)	—	—
Non-compete	8.0	2,467	(2,120)	—	347
Domain names and trademarks	18.9	4,186	(1,066)	(27)	3,093
Customer relationship	8.8	2,713	(454)	(60)	2,199
Technology and others	6.0	1,050	(767)	(85)	198

Total	9.6	16,491	(10,482)	(172)	5,837

Amortization expenses for intangible assets were RMB933 million, RMB802 million and RMB956 million for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charge was recorded for the years ended December 31, 2019, 2020 and 2021, respectively.
As of December 31, 2021, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2022	2023	2024	2025	2026	2027 and thereafter

	(RMB in millions)
Amortization expenses	818	699	576	513	507	2,724

F-5
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

14. Goodwill
The changes in the carrying amount of goodwill are as follows, with information retrospectively adjusted in accordance with the segment changes as disclosed in Note 33:

	JD Retail	JD Logistics	New Businesses	Total

	(RMB in millions)
Balance as of December 31, 2019
Goodwill	6,651	—	2,593	9,244
Accumulated impairment loss	(7)	—	(2,593)	(2,600)

	6,644	—	—	6,644

Transaction in 2020
Additions	2,627	1,633	—	4,260
Balance as of December 31, 2020
Goodwill	9,278	1,633	2,593	13,504
Accumulated impairment loss	(7)	—	(2,593)	(2,600)

	9,271	1,633	—	10,904

Transaction in 2021
Additions	1,529	—	—	1,529
Balance as of December 31, 2021
Goodwill	10,807	1,633	2,593	15,033
Accumulated impairment loss	(7)	—	(2,593)	(2,600)

	10,800	1,633	—	12,433

No impairment

loss of goodwill was recorded for the years ended December 31, 2019, 2020 and 2021, respectively.
15. Accounts payable
Accounts payable consist of the following:

	As of December 31,
	2020	2021

	(RMB in millions)
Vendor payable	84,643	112,317
Shipping charges payable and others	22,175	28,167

Total	106,818	140,484

JD Technology and other financial institutions (the “Institutions”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the Institutions to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted. The original payment terms, timing or amount, remain unchanged. As of December 31, 2020 and 2021, RMB11,942 million and RMB20,127 million, respectively, of the outstanding payment obligations were elected by the suppliers and sold to the Institutions.

F-5
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

16. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2020	2021

	(RMB in millions)
Deposits	15,344	17,372
Salary and welfare	7,984	8,396
Rental fee payable	677	1,199
Accrued administrative expenses	513	1,165
Professional fee	756	904
Liabilities for return allowances	496	618
Internet data center fee	562	444
Vehicle fee	316	437
Payable related to employees’ exercise of share-based awards	269	333
Interest payable	136	134
Others	2,982	3,466

Total	30,035	34,468

17. Unsecured senior notes
In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000 million
.
Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016. The unsecured senior notes were issued at a discount amounting to RMB79 million. The debt issuance costs of RMB36 million were presented as a direct deduction from the principal amount of the unsecured senior notes in the consolidated balance sheets. The five-year unsecured senior notes due 2021 for the principle amount of
US$500
million were mature
on April 29, 2021
, and the Company repaid the principle amount of
US$500
 million

and the last semi-annual interests.
In January 2020, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000 million.
Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on July 14, 2020. The unsecured senior notes were issued at a discount amounting to RMB37 million. The debt issuance costs of RMB45 million were presented as a direct deduction from the principal amount of the unsecured senior notes in the consolidated balance sheets.
For the year ended December 31, 2020, the Group repurchased the Company’s unsecured senior notes from the open market with a total principal amounts of US$12 million (RMB78 million) at a reacquisition price of US$10 million (RMB72 million). The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to RMB11 million were recognized in “interest expense” in the Group’s consolidated statements of operations and comprehensive income/(loss) for the year ended December 31,2020. There was no unsecured senior notes repurchased in 2021.
A summary of the Company’s unsecured senior notes as of December 31, 2020 and 2021 is as follows:

	As of December 31,		Effective interest rate
	2020	2021

	(RMB in millions)
US$500 million 3.125% notes due 2021	3,260	—	3.37%
US$500 million 3.875% notes due 2026	3,220	3,154	4.15%
US$700 million 3.375% notes due 2030	4,502	4,402	3.47%
US$300 million 4.125% notes due 2050	1,872	1,830	4.25%

Carrying value	12,854	9,386
Unamortized discount and debt issuance costs	118	101

Total principal amounts of unsecured senior notes	12,972	9,487

F-5
7

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
As of December 31, 2021, the principal of the unsecured senior notes of RMB3,188 million, RMB4,431 million and RMB1,868 million will be due in 2026, 2030 and 2050, respectively. The principal of the unsecured senior notes will be due according to the following schedule:

Principal amounts
(RMB in millions)
Within 1 year	—
Between 1 to 2 years	—
Between 2 to 3 years	—
Between 3 to 4 years	—
Between 4 to 5 years	3,188
Beyond 5 years	6,299

Total	9,487

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

18. Leases
The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.
A summary of supplemental information related to operating leases as of December 31, 2020 and 2021 is as follows:

	As of December 31,
	2020	2021

	(RMB in millions)
Operating lease ROU assets	15,484	19,987
Operating lease liabilities-current	5,513	6,665
Operating lease liabilities-non-current	10,250	13,721

Total operating lease liabilities	15,763	20,386

Weighted average remaining lease term	4.8 years	5.6 years
Weighted average discount rate	5.0%	5.0%
A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income/(loss) and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Operating lease cost	3,377	4,903	6,763
Short-term lease cost	1,213	1,902	2,782

Total	4,590	6,805	9,545

Cash paid for operating leases	3,461	4,801	6,715
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2021 is as follows:

As of December 31, 2021
(RMB in millions)
2022	6,778
2023	4,807
2024	3,338
2025	2,292
2026	1,504
2027 and thereafter	4,843

Total lease payments	23,562
Less: interest	(3,176)

Present value of operating lease liabilities	20,386

As of December 31, 2021, the Group has no significant lease contract that has been entered into but not yet commenced.

F-
59

JD.com, Inc.
Notes to the Consolidated Financial Statements

19. Gain on sale of development properties
Gain on sale of development properties for the years ended December 31, 2019, 2020 and 2021 were RMB3,885 million, RMB1,649 million and RMB767 million, respectively. The gain on sale of development properties for the years ended December 31, 2019, 2020 and 2021, were mainly derived from disposals of logistics facilities to JD Logistics Properties Core Fund, L.P. (“Core Fund”), JD Logistics Properties Core Fund II, L.P. (the “Core Fund II”), JD Logistics Properties Development Fund I, L.P. (“Development Fund I”) and JD Aries Development XXXXX (HK) Limited (“Acquisition Fund I”).
In 2018, the Group established JD Property to manage the expanding logistics facilities and other real estate properties. In February 2019 and January 2020, JD Property established Core Fund and Core Fund II (collectively, the “Core Funds”) together with GIC Private Limited (“GIC”), Singapore’s sovereign wealth fund, respectively. The Group serves as the general partner and committe
d 20%
and 10% of the total capital of Core Fund and Core Fund II as the limited partner, and GIC committed the remaining
 80%

and 90%, respectively.
Furthermore, in February 2019 and January 2020, the Group entered into definitive agreements with Core Fund and Core Fund II, pursuant to which the Group will dispose of certain modern logistics facilities to Core Fund and Core Fund II for a total gross asset value of approximately RM
B11 billion
and RMB5 billion, respectively, and concurrently lease back these completed facilities for operational purposes with an initial lease term of 4 to 7 years.
The annual rent for the completed facilities is set at fair market rent for the initial lease term and will be adjusted based on the growth rate of fair market rent at the beginning of each subsequen
t 5
years’ period. The Group may choose to renew the lease upon the expiry of the initial lease agreement if the adjusted rental rate is acceptable. Core Funds used leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing.
The investment committee of Core Fund and Core Fund II, which comprises the representatives from JD Property and GIC, will oversee the key operations of each fund, respectively. Given the control over Core Funds is shared between JD Property and GIC, JD Property does not consolidate Core Funds and investments in Core Funds are accounted for using the equity method as JD Property obtained significant influence by the rights to nominate two members of each investment committee out of four. The lease back transaction is accounted for under ASC 842 as operating lease, and the ROU assets and operating lease liabilities were recorded accordingly.
Since the second half of 2019 and 2020, the closing conditions for each asset group of completed logistics facilities were successively met and Core Fund and Core Fund II signed definitive facility agreements with bank consortium to finance the purchase, respectively. As of December 31, 2021, all logistics facilities under asset groups related to Core Funds have been completed and satisfied hand-over condition. Therefore, the Group recorded a disposal gain to Core Funds of RM
B3,801 million, RMB
1,181 million and RMB637
million for the years ended December 31, 2019, 2020 and 2021, respectively, which represents the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date.

Regarding the logistics facilities that had not satisfied hand-over condition as of December 31, 2020, the Group classified the related undisposed assets and liabilities as assets and liabilities held for sale, which included cash and cash equivalents of RMB116 million.

F-6
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

19. Gain on sale of development properties (Continued)

In the second half of 2020, JD Property entered into definitive agreements to establish another logistics investment fund, Development Fund I, together with GIC and Mubadala Investment Company (“MIC”) to replicate the successful experience of Core Funds. Development Fund I planned to acquire some of the Group’s uncompleted modern logistics facilities. JD Property serves as general partner and committe
d 40% of the total capital of Development Fund I as a limited partner, and GIC and MIC committed the remaining 60% collectively.
In December 2020, the Group entered into definitive agreements with Development Fund I to sell certain of its uncompleted modern logistics facilities, and will concurrently lease back such facilities for operational purposes when completed. The closing conditions for such facilities were successively met since December 2020 and the Group recorded a disposal gain of
RMB468 million and RMB112
million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, all logistics facilities under asset groups related to Development Fund I have satisfied hand-over condition, and been derecognized by the Group.
In the second half of 2021, JD Property entered into definitive agreements to establish another logistics investment fund, Acquisition Fund I, by disposing 60
% equity interests of JD Aries Development XXXXX (HK) Limited, which contained an uncompleted modern logistics facility, to a third party. The board of directors of Acquisition Fund I, which comprises board members from JD Property and the third-party investor, oversees the key operations of Acquisition Fund I. Given the control over Acquisition Fund I is shared between JD Property and the third-party investor, JD Property does not consolidate Acquisition Fund I and investment in Acquisition Fund I is accounted for using the equity method as JD Property obtained significant influence by the rights to nominate two members of the board of directors out of four. JD Property lost control of JD Aries Development XXXXX (HK) Limited and recognized a disposal gain of
RMB18 million. Acquisition Fund I plans to acquire some of JD Property’s uncompleted modern logistics facilities and each shareholder of
JD Aries Development XXXXX (HK) Limited committed to contribute proportionately.

F-6
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

20. Interest expense
Interest expense consists of the following
:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Interest expense in relation to nonrecourse securitization debt	(38)	—	—
Interest expense in relation to unsecured senior notes, bank borrowings and others	(687)	(1,125)	(1,213)

Total	(725)	(1,125)	(1,213)

21. Others, net
Others, net consist of the following:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Gains/(losses) from fair value change of long-term investments	3,496	29,483	(7,252)
Government financial incentives	2,222	2,545	2,482
Interest income	1,786	2,753	4,213
Gain from business and investment disposals	1,199	279	140
Impairment of investments	(1,954)	(208)	(574)
Foreign exchange gains/(losses), net	124	(90)	42
Others	288	548	359

Total	7,161	35,310	(590)

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

F-6
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

22. Taxation
a)
Value added tax
(“VAT”)
The Group is subject to statutory VAT rate of 10% from May 1, 2018 to March 31, 2019 and 9% from April 1, 2019 for revenues from sales of audio, video products and books in the PRC. The Group is subject to statutory VAT rate of 16% from May 1, 2018 to March 31, 2019 and 13% from April 1, 2019 for sales of other products in the PRC. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 202
3
 in comply with relevant VAT regulations of the PRC.
The Group is subject to VAT at the rate of 6% or 10%/9% (10% from May 1, 2018 to March 31, 2019 and 9% from April 1, 2019) for revenues from logistics services, and 6% for revenues from online advertising and other services.
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
Indonesia
Under the current laws of the Republic of Indonesia, the Group’s subsidiaries in Indonesia are subject to 25%, 22%, and 22% income tax rate on its taxable income generated from operations in Indonesia for the years ended December 31, 2019, 2020 and 2021, respectively.
Singapore
Under the current laws of Singapore, the Group’s subsidiaries in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore for the years ended December 31, 2019, 2020 and 2021, respectively.
Hong Kong
The Group’s subsidiaries incorporated in Hong Kong are subject to a two-tiered
income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first
HK$2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5
% tax rate. Under the Hong Kong tax laws, entities in HK are exempted from the Hong Kong income tax on its foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
China
Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and consolidated VIEs are subject to the statutory income tax rate of 25%.

F-6
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

22. Taxation (Continued)

b)
Income tax (Continued)

China (Continued)

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption
commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. Beijing Shangke has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as HNTE and enjoys a preferential income tax rate of 15%. The privileges cannot be applied simultaneously. Beijing Shangke applied the privilege of “software enterprise” and enjoyed a preferential income tax rate of 12.5% in 2019 and 2020. Beijing Shangke applied the privilege of HNTEs and enjoyed a reduced 15% enterprise income tax rate since 2021. Beijing Wodong Tianjun has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It applied the privilege of “software enterprise” and enjoyed an exemption from income tax in 2020 and 2021.
Certain enterprises will benefit from a preferential tax rate of 15
% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Chongqing Haijia and certain other entities of the Group are qualified as the enterprises within the Catalogue of Encouraged Industries in Western Regions and
enjoyed 15% preferential income tax rate.
According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175%
of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was announced in March 2021 to be further extended to December 31, 2023.
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

F-6
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

22. Taxation (Continued)

b)
Income tax (Continued)

The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Income/(loss) before tax
Income from China operations	14,177	15,803	14,518
Income/(loss) from non-China operations	(484)	35,016	(17,098)

Total income/(loss) before tax	13,693	50,819	(2,580)

Income tax benefits/(expenses) applicable to China operations
Current income tax expenses	(1,270)	(2,201)	(2,538)
Deferred tax benefits/(expenses)	(533)	719	651

Subtotal income tax expenses applicable to China operations	(1,803)	(1,482)	(1,887)

Total income tax expenses	(1,803)	(1,482)	(1,887)

Reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the year ended December 31,
	2019	2020	2021
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax rates and tax holiday	(8.1)%	(2.3)%	86.0%
Tax effect of tax-exempt entities	3.7%	(16.8)%	(143.7)%
Effect on tax rates in different tax jurisdiction	(3.9)%	(0.5)%	(2.3)%
Tax effect of non-deductible expenses	5.7%	0.5%	(13.8)%
Tax effect of non-taxable income	(1.0)%	0.0%	1.4%
Tax effect of Super Deduction and others	(13.2)%	(4.2)%	105.9%
Changes in valuation allowance	5.0%	1.2%	(131.6)%

Effective tax rates	13.2%	2.9%	(73.1)%

The following table sets forth the effect of tax holiday:

	For the year ended December 31,
	2019	2020	2021
Tax holiday effect (RMB in millions)	1,116	1,153	2,219
Effect of tax holiday on basic net income per share (RMB)	0.38	0.38	0.71
Effect of tax holiday on diluted net income per share (RMB)	0.38	0.37	0.71

F-6
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

22. Taxation (Continued)

c)
Deferred tax assets and deferred tax liabilities

	As of December 31,
	2020	2021

	(RMB in millions)
Deferred tax assets
- Net operating loss carry forwards and others	3,145	6,303
- Deferred revenues	208	553
- Inventory valuation allowance	498	575
- Allowance for doubtful accounts	382	603
- Unrealized fair value losses for certain investments	589	747
Less: valuation allowance	(4,289)	(7,670)

Net deferred tax assets	533	1,111

Deferred tax liabilities
- Intangible assets arisen from business combination	1,560	1,454
- Accelerated tax depreciation and others	362	443

Total deferred tax liabilities	1,922	1,897

As of December 31, 2021, the accumulated net operating loss of RMB10,905 million of the Company’s subsidiaries incorporated in Singapore and Hong Kong can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of RMB17,140 million mainly arose from the Company’s subsidiaries and consolidated
VIEs established in the PRC and Indonesia, which can be carried forward to offset future taxable income. The remaining accumulated net operating loss will expire during the period from 2022 to 2026 except for those arose from HNTEs, which will expire during the period from 2022 to 2031.
A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Valuation allowances provided on the deferred tax assets mainly related to the net operating loss carry forwards, as the Group’s management does not believe that sufficient positive evidence exists to conclude that the benefits of such deferred tax assets is more likely than not to be realized. The amount of valuation allowance offset in deferred tax assets as of December 31, 2020 and 2021 was RMB4,289 million and RMB7,670 million, respectively.
The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Balance at beginning of the year	2,996	3,674	4,289
Additions	7,635	4,393	5,052
Reversals	(6,957)	(3,778)	(1,671)

Balance at end of the year	3,674	4,289	7,670

F-6
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

23. Convertible redeemable
non-controlling
interests
As of December 31, 2020, convertible redeemable
non-controlling
interests mainly consisted of JD Logistics Series A preference shares and Kuayue Express Series A and A+ preference equity instruments. As of December 31, 2021, convertible redeemable non-controlling
interests mainly consisted of Kuayue Express Series A and A+ preference equity instruments and preference equity instruments of other non-wholly owned subsidiaries.
Kuayue Express Series A and A+ preference equity instruments and preference equity instruments of other non-wholly owned subsidiaries are not material to the consolidated financial statements. Details of JD Logistics Series A Preference Shares are as follows:
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
The Group determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of JD Logistics Series A Preference Shares. JD Logistics Series A Preference Shares are not readily convertible into cash as there is not a market mechanism in place for trading of JD Logistics’s shares.
The Group determined that there was no embedded beneficial conversion feature attributable to JD Logistics Series A Preference Shares because the initial effective conversion prices were higher than the fair value of JD Logistics’s ordinary shares determined by the Group with the assistance from an independent valuation firm.
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

F-6
7

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
Upon the completion of JD Logistics IPO in May 2021, JD Logistics Series A Preference Shares have been converted into ordinary shares of JD Logistics. JD Logistics received proceeds of RMB22.9 billion from JD Logistics IPO, among which RMB6.1 billion was recorded as non-controlling interests and RMB16.8 billion was recorded as additional paid-in capital.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

23. Convertible redeemable non-controlling interests (Continued)

Conversion Rights (Continued)

The convertible redeemable
non-controlling
interests of JD Logistics Series A Preference Shares for the years ended December 31, 2020 and 2021 are summarized as follows:

	Number of shares	Amount

		(RMB in millions)

Balance as of December 31, 2019	1,004,000,000	15,964
Issuance	22,867,347	443
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	—	— *

Balance as of December 31, 2020	1,026,867,347	16,407

Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	—	(4)
Conversion of convertible redeemable preferred shares to ordinary shares	(1,026,867,347)	(16,403)

Balance as of December 31, 2021	—	—

*	Absolute value is less than RMB1 million.
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
paid-in
capital.
25. Financing for JD Industry
In April and December 2020, JD Industry, the Group’s subsidiary dedicated to empowering industrial development by supply chain, technology and services, entered into definitive agreements for non-redeemable series A and series A-1 preference share financing (“JD Industry Series A and A-1 Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industry Series A and A-1 Preference Shares was
US$335 million. The Group held 81% of JD
Industry’s
issued and outstanding shares after the financing of JD
Industry
Series A and
A-1
Preference Shares.
The Group determined that JD Industry Series A and
A-1
Preference Shares should be classified as
non-controlling
interests upon its issuance since they were not redeemable by the holders.
Among the proceeds received, RMB510 million was recorded as non-controlling interests and RMB1,792 million was recorded as additional paid-in capital.

F-
69

JD.com, Inc.
Notes to the Consolidated Financial Statements

26. Financing for JD Property
In March 2021, JD Property, the Group’s subsidiary which focuses on infrastructure asset management and integrated property services, entered into definitive agreements for the non-redeemable series A preference share financing (“JD Property Series A Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Property Series A Preference Shares was
US$703
million. The Group held
 84%
of JD Property’s issued and outstanding shares after the financing of JD Property Series A Preference Shares.
The Group determined that JD Property Series A Preference Shares should be classified as non-controlling
interests upon its issuance since they were not redeemable by the holders.
As of December 31, 2021, among the proceeds received, RMB3.1 billion was recorded as non-controlling
interests and RMB1.3 billion was recorded as additional
paid-in
capital.
27. Ordinary shares
Upon inception, 1 ordinary share was issued at a par value of US$0.00002 per share.
In March 2014, the Company issued 351,678,637
ordinary shares to Huang River Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”), in connection with Tencent transaction (Note 32). Additionally, upon the initial public offering in May 2014, the Company issued
166,120,400 Class A ordinary shares. Concurrently, the Company issued 139,493,960 Class A ordinary shares in a private placement to Huang River Investment Limited.
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
In May 2019, May 2020 and June 2021, the Company issued 8,127,302, 2,938,584 and 1,914,998 Class A ordinary shares, respectively, to Huang River Investment Limited (Note 3
2
).
In June 2020, the Company completed its global offering and the Company’s shares have been listed on the Main Board of the HKEX. Accordingly, the Company issued 152,912,100 Class A ordinary shares, including the exercise of the over-allotment option.
The ordinary shares reserved for future exercise of the RSUs and share options were 139,186,246 and 124,045,978 as of December 31, 2020 and 2021, respectively.

F-7
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

28. Share repurchase program
In December 2018, the Company’s Board of Directors authorized a share repurchase program (“2018 share repurchase program”) under which the Company may repurchase up to US$1,000 million

worth of its ADSs over the following 12 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.
Under the 2018 share repurchase program, the Company repurchased 2,332,048 ADSs. For the year ended December 31, 2018, the Company repurchased 1,396,200 ADSs for US$30 million (RMB206 million) on the open market, at a weighted average price of US$21.48 per ADS. For the year ended December 31, 2019, the Company repurchased 935,848 ADSs for US$19 million (RMB131 million) on the open market, at a weighted average price of US$20.41 per ADS.
In March 2020, the Company’s Board of Directors authorized a share repurchase program (“2020 share repurchase program”) under which the Company may repurchase up to US$2,000 million

worth of its ADSs over the following 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. In December 2021, the Company’s Board of Directors approved modifications to 2020 share repurchase program, pursuant to which the repurchase authorization has increased from US$2,000 million

to US$3,000
million

and has been extended until March 17, 2024.
Under the 2020 share repurchase program, for the year ended December 31, 2020, the Company repurchased 1,191,370 ADSs for US$44 million (RMB312 million) on the open market, at a weighted average price of US$37.04 per ADS. For the year ended December 31, 2021, the Company repurchased 10,214,827

ADSs for US$806 million (RMB5,246 million) on the open market, at a weighted average price of US$78.92 per ADS.
The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

F-7
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

29. Other comprehensive income
Changes in the composition of accumulated other comprehensive income attributable to ordinary s
h
areholders for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/(losses) on available-for-sale securities	Total

	(RMB in millions)
Balances as of December 31, 2018	3,358	1	3,359
Other comprehensive income	750	54	804

Balances as of December 31, 2019	4,108	55	4,163
Other comprehensive loss	(7,656)	(55)	(7,711)

Balances as of December 31, 2020	(3,548)	—	(3,548)
Other comprehensive loss	(2,542)	—	(2,542)

Balances as of December 31, 2021	(6,090)	—	(6,090)

The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.
30. Share-based compensation
For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized were RMB3,695 million, RMB4,156 million and RMB9,134 million, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Cost of revenues	82	98	102
Fulfillment	440	646	882
Marketing	259	347	586
Research and development	1,340	1,400	1,781
General and administrative	1,574	1,665	5,783

Total	3,695	4,156	9,134

Share incentive plan
The Company granted share-based awards to eligible employees and non-employees
pursuant to a share incentive plan entitled “Share Incentive Plan”, which was adopted on November 13, 2014 and governed the terms of the awards.
As of December 31, 2021, the Group had reserved 163,391,869 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

F-7
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

30. Share-based compensation (Continued)

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

six-year
vesting schedule.
 Starting from the year ended December 31, 2021, certain granted RSUs are subject to vesting ratably over a 4-year vesting period from the grant dates.
Upon the reorganization of JD Technology, the employees’ status of JD Technology changed from the employees of the Company’s subsidiary to non-employees
of the Company. Subsequent to June 2020, the employees’ status of JD Technology changed from non-employees
of the Company to employees of the Company’s equity method investee. Share-based awards granted by the Company to employees of JD Technology and share-based awards granted by JD Technology to employees of the Company were insignificant for all periods presented.
RSUs
a) Service-based RSUs
A summary of activities of the service-based RSUs for the years ended December 31, 2019, 2020 and 2021 is presented as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2018	118,496,092	15.58
Granted	33,202,744	14.29
Vested	(20,423,568)	14.96
Forfeited or cancelled	(30,444,064)	15.36

Unvested as of December 31, 2019	100,831,204	15.35
Granted	42,621,084	26.44
Vested	(20,632,596)	15.25
Forfeited or cancelled	(14,550,450)	16.13

Unvested as of December 31, 2020	108,269,242	19.62
Granted	30,069,498	39.93
Vested	(23,834,466)	18.89
Forfeited or cancelled	(19,395,408)	21.30

Unvested as of December 31, 2021	95,108,866	25.89

As of December 31, 2020 and 2021, 3,325,796 and 8,208,616 outstanding service-based RSUs were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB2,959 million, RMB3,085 million and RMB4,129 million, respectively.
As of December 31, 2021, there were RMB7,574 million of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 4.6 years. The total fair value and intrinsic value of service-based RSUs vested was US$313 million (RMB2,126 million), US$494 million (RMB3,458 million) and US$973 million (RMB6,359 million) during the years ended December 31, 2019, 2020 and 2021, respectively.

F-7
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

30. Share-based compensation (Continued)

(1)
Employee and non-employee awards (Continued)

RSUs (Continued)

b) Performance-based RSUs
As of December 31, 2020, there were 9,944 unvested performance-based RSUs which were all vested in 2021.
For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized by the Group for the performance-based RSUs granted were insignificant.
As of December 31, 2021, there were no unrecognized share-based compensation expenses related to the performance-based RSUs granted.
The total fair value and intrinsic value of the performance-based RSUs vested was insignificant during the years ended December 31, 2019, 2020 and 2021, respectively.

F-7
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

30. Share-based compensation (Continued)

(1) Employee and
non-employee
awards (Continued)

Share options
A summary of activities of the service-based share options for the years ended December 31, 2019, 2020 and 2021 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$ in millions
Outstanding as of December 31, 2018	15,747,736	6.55	5.3	73
Exercised	(3,299,962)	5.72
Forfeited or cancelled	(2,223,650)	8.52

Outstanding as of December 31, 2019	10,224,124	6.39	4.3	115
Exercised	(5,073,294)	6.23
Forfeited or cancelled	(243,770)	10.24

Outstanding as of December 31, 2020	4,907,060	6.38	3.0	184
Exercised	(1,962,856)	5.49
Forfeited or cancelled	(7,092)	13.42

Outstanding as of December 31, 2021	2,937,112	6.95	2.9	82

Vested and expected to vest as of December 31, 2021	2,917,942	6.91	2.8	82
Exercisable as of December 31, 2021	2,853,764	6.77	2.8	81
As of December 31, 2020 and 2021, 71,502 and 167,206 outstanding share options were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
There was no option granted during the years ended December 31, 2019, 2020 and 2021.
The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 was US$32 million (RMB220 million), US$111 million (RMB762 million) and US$70 million (RMB453 million), respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options. Cash received from the exercises of share options of the Company during the years ended December 31, 2019, 2020 and 2021 was US$16 million (RMB112 million), US$34 million (RMB236 million) and US$10 million (RMB62 million), respectively. Cash receivable from the exercises of share options of the Company as of December 31, 2020 and 2021 was US$0.8 million (RMB5 million) and US$77,000 (RMB491,000), respectively.
For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized by the Group for the share options granted were insignificant. As of December 31, 2021, the unrecognized share-based compensation expenses related to the share options granted were insignificant. The expenses are expected to be recognized over a weighted-average period of
2.0 years.

F-7
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

30. Share-based compensation (Continued)

(2) Founder awards
In May 2015, with approval of the board of directors of the Company, Mr. Richard Qiangdong Liu (Mr. Liu), the Founder, was granted an option to acquire a total of
26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan, subject to a
10-year
vesting schedule with 10% of the awards vesting on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the
10-year
period.
For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized for the Founder’s share options were RMB134 million, RMB104 million and RMB73 million, respectively.
As of December 31, 2021, there were RMB109 million of unrecognized share-based compensation expenses related to the Founder’s share options. The expenses are expected to be recognized over a weighted-average period of 3.4 years.
(3) Share-based compensation of subsidiaries
JD Logistics
JD Logistics approved and adopted a
Pre-IPO
share incentive plan on March 31, 2018 and a Post- IPO share option scheme and a Post-IPO share award scheme on May 10, 2021, collectively the “JD Logistics Plan”. JD Logistics launched the JD Logistics Plan to eligible employees and non-employees
to attract and retain the best available personnel, provide additional incentives to its employees and non-employees
for promoting the success of JD Logistics. The JD Logistics Plan consists of share options, RSUs and other types of awards.
JD Logistics granted 83,476,500, 224,511,105 and 30,030,446 share options of JD Logistics to its employees and non-employees
for the years ended December 31, 2019, 2020 and 2021, respectively, including the share options granted to Mr. Liu as mentioned below. The estimated fair value of each option granted is estimated on the date of grant using the binominal option-pricing model. The weighted average grant date fair value of options granted for the years ended December 31, 2019, 2020 and 2021 was US$1.67, US$2.00 and US$4.31
per share, respectively. For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses for the share options granted under the JD Logistics Plan were
 RMB572 million, RMB640 million and RMB1,162 million, respectively. As of December 31, 2021, there were RMB1,589 million of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 4.5 years.
In October 2020, options to acquire
 99,186,705 ordinary shares of JD Logistics with an exercise price of US$0.01 per share were granted to Mr. Liu according to the JD Logistics Plan. The grant was awarded to Mr. Liu to motivate him to continue leading the future success of JD Logistics. The grant by JD Logistics is subject to a
6-year
vesting schedule with 16.7% of the awards vesting on each anniversary of the grant date.
Starting July 2021, JD
Logistics
granted RSUs to its employees and
non-employees.
JD
Logistics
granted 9,663,953 RSUs of JD Logistics to its employees and
non-employees
for the year ended December 31, 2021. The estimated fair value of each RSU granted is based on market value of the JD
Logistics’s
shares on each date of grant. The weighted average grant date fair value of RSUs granted for the year ended December 31, 2021 was HK$35.00 per share. For the year ended December 31
,
2021, total share-based compensation expenses for the RSUs granted under JD Logistics Plan were RMB39 million. As of December 31, 2021, there were RMB174 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.9 years.

F-7
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

30. Share-based compensation (Continued)

(3)	Share-based compensation of subsidiaries (Continued)

JD Health
JD Health approved and adopted a
Pre-IPO
share incentive plan on September 14, 2020 and a
Post-IPO
share option scheme and a Post-IPO share award scheme on November 23, 2020, collectively the “JD Health Plan”. JD Health launched the JD Health Plan to eligible employees and non-employees
to attract and retain the best available personnel, provide additional incentives to its employees and non-employees
for promoting the success of JD Health. The JD Health Plan consists of share options, RSUs and other types of awards.
JD Health granted 94,770,812
share options of JD Health to its employees and non-employees for the year ended December 31, 2020, including the share options granted to Mr. Liu as mentioned below. There was no option granted in 2021. The estimated fair value of each option grant is estimated on the date of grant using the binominal option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2020 was
US$7.45
per share. For the years ended December 31, 2020 and 2021, total share-based compensation expenses for the share options granted under the JD Health Plan were
 RMB331 million and RMB1,133
million, respectively. As of December 31, 2021, there were
 RMB1,962 million of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 5.8 years.
In October 2020, options to acquire 53,042,516 ordinary shares of JD Health with an exercise price of US$0.0000005 per share were granted to Mr. Liu according to the JD Health

Plan
. The grant was awarded to Mr. Liu to motivate him to continue leading the future success of JD Health. The grant by JD Health is subject to a 6-year vesting schedule with 16.7% of the awards vesting on each anniversary of the grant date.
Starting January 2021, JD Health granted RSUs to its employees and non-employees.
JD Health granted 80,582,712
RSUs of JD Health to its employees and non-employees for the year ended December 31, 2021. The estimated fair value of each RSU granted is based on market value of the JD Health’s shares on each date of grant. The weighted average grant date fair value of RSUs granted for the year ended December 31, 2021 was
 HK$112.31
per share. For the year ended December 31, 2021, total share-based compensation expenses for the RSUs granted under the JD Health Plan were
 RMB1,428 million. As of December 31, 2021, there were RMB2,435 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 4.9 years
.
Other Subsidiaries
In 2021, JD Property and JD Industry each approved and adopted their own share incentive plan (“JD Property Plan” and “JD Industry Plan”), respectively, to eligible employees and non-employees to attract and retain the best available personnel, provide additional incentives to its employees and non-employees for promoting the success of JD Property and JD Industry. The JD Property Plan and JD Industry Plan both consist of share options, RSUs and other types of awards. JD Property granted
193,059,698 RSUs with grant date fair value of RMB2.42
per share
to Mr. Liu
for the year ended December 31, 2021. The RSUs granted fully vested on November 25, 2021. The estimated fair value of each RSU granted is estimated on the date of grant using the Black-Scholes option pricing model. For the year ended December 31, 2021, total share-based compensation expenses for the RSUs granted under JD Property Plan were
 RMB467 million.

JD Industry
granted
90,629,636
RSUs with grant date fair value of US$
1.18
per share
to Mr. Liu
for the year ended December 31, 2021. The RSUs granted fully vested on December 30, 2021. The estimated fair value of each RSU granted is estimated on the date of grant based on the recent rounds of financing. For the year ended December 31, 2021, total share-based compensation expenses for the RSUs granted under JD Industry Plan were
 RMB

million.

F-7
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

31. Net income/(loss) per share
Basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2019	2020	2021
Numerator:
Net income/(loss) attributable to ordinary shareholders – basic (RMB in millions)	12,184	49,405	(3,560)
Impact of subsidiaries’ diluted earnings (RMB in millions)	—	(157)	(2)

Net income/(loss) attributable to ordinary shareholders – diluted (RMB in millions)	12,184	49,248	(3,562)
Denominator:
Weighted average number of shares – basic	2,912,637,241	3,021,808,985	3,107,436,665
Adjustments for dilutive options and RSUs	54,684,562	87,215,045	—

Weighted average number of shares – diluted	2,967,321,803	3,109,024,030	3,107,436,665
Basic net income/(loss) per share attributable to ordinary shareholders (RMB)	4.18	16.35	(1.15)
Diluted net income/(loss) per share attributable to ordinary shareholders (RMB)	4.11	15.84	(1.15)
Generally, basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the respective year. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 149,343,638, 138,762,892 and 127,098,868 for the years ended December 31, 2019, 2020 and 2021 on a weighted average basis, respectively. They were not included in the calculation of diluted net income/(loss) per share in the periods presented where their inclusion would be anti-dilutive.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

32. Related party transactions
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	A shareholder of the Group
Dada and its subsidiaries (“Dada Group”)	An investee of the Group
JD Technology (*)	An investee of the Group, and controlled by the Founder
Core Fund, Core Fund II, Development Fund I and Acquisition Fund I (“Property Funds”)	Investees of the Group
ATRenew and its subsidiaries (“ATRenew Group”)	An investee of the Group

(*)	JD Technology became an investee of the Group since June 2020 (Note 6).
(a) The Group entered into the following transactions with the major related parties:

Transactions	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Revenues:
Commission from cooperation on advertising business with Tencent Group(**)	288	355	248
Services provided and products sold to Tencent Group(**)	399	375	553
Services provided and products sold to Dada Group	133	179	523
Services provided and products sold to ATRenew Group	349	664	894
Services provided and products sold to JD Technology	342	598	882
Operating expenses:
Services received and purchases from Tencent Group(**)	2,222	3,226	5,010
Services received from Dada Group	1,565	2,200	1,087
Payment processing and other services received from JD Technology	4,981	6,945	8,762
Lease and property management services received from Property Funds	476	838	1,180
Services received from ATRenew Group	10	32	31
Other income:
Income from non-compete agreement with Dada Group	82	82	77
Interest income from loans provided to JD Technology	41	31	253
Interest income from loans provided to Property Funds	75	49	39

F-
79

JD.com, Inc.
Notes to the Consolidated Financial Statements

32. Related party transactions (Continued)

(a) The Group entered into the following transactions with the major related parties (Continued):

(**)
In March 2014, the Group entered into a series of agreements with Tencent and its affiliates pursuant to which the Group acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson E-Commerce Development Company Limited, logistics personnel and certain other assets. The Group also entered into a five-year strategic cooperation agreement and an eight-year non-compete
agreement with Tencent. In April 2016, the Group acquired the remaining equity interest in Shanghai Icson E-Commerce Development Company Limited by exercising the rights previously granted to the Group in March 2014.

On May 10, 2019, the Company renewed the strategic cooperation agreement with Tencent, for a period of three years starting from May 27, 2019. Tencent continued to offer the Group prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two parties also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. As part of the total consideration, the Company agreed to issue to Tencent a certain number of the Company’s Class A ordinary shares for a consideration of approximately US$250 million at prevailing market prices at certain pre-determined
dates during the three-year period, of which 8,127,302, 2,938,584 and 1,914,998 of the Company’s Class A ordinary shares were issued in May 2019, May 2020 and June 2021, respectively.

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.26%, 0.15% and 0.24% of total net revenues of the Group for the years ended December 31, 2019, 2020, and 2021, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.20%, 0.28% and 0.17% of total operating expenses of the Group for the years ended December 31, 2019, 2020, and 2021, respecti
v
ely.
(b) The Group had the following balances with the major related parties:

	As of December 31,
	2020	2021
	(RMB in millions)
Due from Tencent Group	791	1,956
Due from JD Technology
Loans provided to JD Technology (***)	2,707	2,876
Other receivables from/(payables) to JD Technology	1,359	(416)
Due from Property Funds
Loans provided to Property Funds (***)	1,045	769
Other receivables from Property Funds	615	87
Due from ATRenew Group	5	—

Total	6,522	5,272

Due to Dada Group	(498)	(337)
Due to ATRenew Group	—	(45)

Total	(498)	(382)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	(145)	(83)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to ATRenew Group	(1,468)	(1,038)

Total	(1,613)	(1,121)

Other liabilities in relation to non-compete obligation to Dada Group	(181)	(101)

Total	(181)	(101)

F-8
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

32. Related party transactions (Continued)

(b) The Group had the following balances with the major related parties (Continued):

(***)
In relation to the loans provided to JD Technology and Property Funds, the Group charged JD Technology and Property Funds based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

As of December 31, 2020 and 2021, the Group recorded amount due from related parties other than the major related parties as stated above of RMB388 million and RMB492 million, which represented approximately 2.87% and 2.28% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2020 and 2021, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties as stated above of RMB87 million and RMB137 million, which represented approximately 0.05% and 0.07% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current
liabilities, respectively.
(c) Other information related to related party transactions:
Based on a series of agreements signed on January 1, 2016, JD Technology will perform the credit risk assessment and other related services in relation to consumer financing business and obtain the rewards from such services, thus JD Technology will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due
consumer financing receivable related to the consumer financing business transferred from the Group to JD Technology were RMB189 million, RMB493 million and RMB77 million for the years ended December 31, 2019, 2020 and 2021, respectively. In connection with the consumer financing business, JD Technology charged the Group RMB1,285 million, RMB1,721 million and RMB1,985 million, for the years ended December 31, 2019, 2020 and 2021 for payment processing services provided to the Group, respectively, which are included in “payment processing and other services received from JD Technology” stated above.
The Group also transferred certain financial assets to JD Technology with or without recourse at fair value. The accounts receivable transferred without recourse were
RMB24,586 million, RMB33,406 million and RMB43,299 million for the years ended December 31, 2019, 2020 and 2021, respectively, and were derecognized.
Mr. Richard Qiangdong Liu, the Group’s Chairman of the board since the Group’s inception and the Chief Executive Officer since the Group’s inception to April 2022, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to the Group, and the Group has agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.
The terms of the agreements with the related parties are determined based on contracted prices negotiated with other parties in normal commercial terms.

F-8
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

33. Segment reporting
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
As disclosed in Note 2(nn), beginning with the first quarter of 2021, the Group implemented certain segment reporting changes to better reflect its recently optimized organizational structure and business developments. As a result, the Group reports three segments, JD Retail, JD Logistics and New businesses. JD Cloud & AI businesses were deconsolidated from the Company from March 31, 2021, thus the operating results of JD Cloud & AI businesses were not included in New businesses segment from the second quarter of 2021.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2019, 2020 and 2021, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Net revenues:
JD Retail	545,281	693,965	866,303
JD Logistics	49,848	73,375	104,693
New Businesses	11,740	17,601	26,063
Inter-segment(*)	(31,127)	(39,945)	(46,043)

Total segment net revenues	575,742	744,996	951,016
Unallocated items	1,146	806	576

Total consolidated net revenues	576,888	745,802	951,592

Operating income/(loss):
JD Retail	14,991	20,611	26,613
JD Logistics	(508)	1,098	(1,827)
New Businesses	(1,730)	(4,723)	(10,600)
Including: gain on sale of development properties (Note 19)	3,885	1,649	767

Total segment operating income	12,753	16,986	14,186
Unallocated items(**)	(3,758)	(4,643)	(10,045)

Total consolidated operating income	8,995	12,343	4,141
Total other income/(expense)	4,698	38,476	(6,721)

Income/(loss) before tax	13,693	50,819	(2,580)

(*)
The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, and property leasing services provided by JD Property to JD Logistics.

(**)	A summary of unallocated items for the years presented is as foll o ws:

	For the year ended December 31,
	2019	2020	2021

	(RMB in millions)
Share-based compensation	(3,695)	(4,156)	(9,134)
Amortization of intangible assets resulting from assets and business acquisitions	(885)	(723)	(940)
Effects of business cooperation arrangements	822	236	29

Total	(3,758)	(4,643)	(10,045)

F-8
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

34. Employee benefit
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB5,694 million, RMB4,580 million and RMB7,894 million for the years ended December 31, 2019, 2020 and 2021, respectively. Employee benefit expenses for the year ended December 31, 2020 was partially offset by the one-off
benefit of the social security relief.
35. Lines of credit and loan facilities
As of December 31, 2021, the Group had agreements with reputable commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB115,281 million. The Group was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2021. As of December 31, 2021, under the lines of credit, the Group mainly had RMB28,749 million reserved for the issuance of bank acceptance and RMB2,146 million reserved for the bank guarantee.
In December 2017, the Group entered into a
5-year
US$1,000
million

term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over London Interbank Offered Rate. The use of proceeds of the facilities was intended for general corporate purposes. In June 2018, the Group drew down US$450 million

under the facility commitment, and the borrowings will be due in 2022, which were recorded in long-term borrowings and short-term debts in the consolidated balance sheets as of December 31, 2020 and 2021, respectively. In April 2020, the Group drew down US$550 million

under the facility commitment, and the borrowings were fully repaid in July 2020. As of December 31, 2021, the Group had an undrawn balance of US$550 million under the credit facilities agreement, which will expire one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement. As of December 31, 2021, the aggregate amounts repayable within a period of less than one year was
 US$450

million.
As of December 31, 2021, in addition to the aforementioned borrowings, the Group’s short-term debts included a one-year corporate bond of RMB1.5 billion issued in July 2021. The bond was with fixed interest rate of 2.8% and repayable in one payment at maturity.
In October 2021, the Group entered into a one-year HK$15,931 million term
 loan facility agreement with 5 lead arrangers. As of December 31, 2021, the undrawn balance was HK$15,931 million under
 this agreement. The term loans under this facility were priced at 50 basis points over Hong Kong Interbank Offered Rate (“HIBOR”) on and from the date of first loan made or to be made (“Initial Utilization Date”) to and including the date falling 6 months from the Initial Utilization Date, and thereafter at 70 basis points over HIBOR. In February 2022, the Group drew down HK$6,300 million under the facility commitment, and the borrowing will be due in March 2023.

F-8
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

36. Commitments and contingencies
Commitments for internet data center (IDC) service fee
The Group entered into
non-cancelable
IDC service agreements. The related expenses were RMB2,494 million, RMB2,864 million and RMB2,236 million for the years ended December 31, 2019, 2020 and 2021, respectively, and were charged to the consolidated statements of operations and comprehensive income/(loss) when incurred. Future minimum payments under these non-cancelable
agreements with initial terms of one year or more consist of the following:

As of December 31, 2021
(RMB in millions)
2022	958
2023	817
2024	779
2025	354
2026	327
2027 and thereafter	2,263

5,498

Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB10,207 million as of December 31, 2021. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Investment commitments
The Group’s investment commitments primarily related to capital contribution obligation for the investments in Dada, China Logistics Property Holdings Co., Ltd. (“CNLP”) and certain fund investments. Total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to
RMB14,915 million as of December 31, 2021.
Long-term debt obligations
The Group’s long-term debt obligations include unsecured senior notes. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes have been disclosed in Note 17.
Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day
operations of the Group. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.
Purchase commitments
The Group’s purchase commitments primarily relate to purchase of products. Total purchase commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 represented less than 1%
of total net revenues of the Group for the year ended December 31, 2021.

F-8
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

37. Restricted net assets
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
Amounts restricted include paid-in capital, additional paid-in capital and statutory reserve funds, as determined pursuant to the PRC GAAP, totaling approximately
 RMB46,420 million, or 22% of the Company’s total consolidated net assets, as of December 31, 2021. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

F-8
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

38. Subsequent events
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
Upon the closing of this transaction, Dada issued to the Group certain number of ordinary shares of Dada in consideration for US$546 million in cash and certain strategic resources from the Group. The Group held, taking into account its existing shareholding, approximately 52% of Dada’s issued and outstanding shares and consolidated the financial results of Dada into the Group’s consolidated financial statements since February 28, 2022.
Acquisition of CNLP
On September 1, 2021, JD Property entered into a sale and purchase agreement to acquire shares of CNLP, representing approximately 26.38% of the issued share capital of CNLP, for a total consideration of HK$3.99 billion in cash. Upon completion of the proposed transactions, JD Property held
approximately 37.02% of the issued share capital of CNLP.
In accordance with relevant listing rules, JD Property were required to make an offer for all the issued shares of CNLP and an offer for all the outstanding convertible bonds of CNLP. As of March 1, 2022, JD Property held all the outstanding convertible bonds and approximately
80% of CNLP’s issued and outstanding shares, and consolidated the financial results of CNLP into consolidated financial statements.
As of date of this report, JD Property has accumulatively paid approximately
HK$13 billion as consideration for this transaction.
Regulatory Approval of Green Loan Facility
In December 2021, the Group entered into a 5-year US$2,000
million unsecured term and revolving loan facility with 5 lead arrangers. This loan facility is the Company’s first green loan facility. The term and revolving loans under this facility were priced at
85
basis points over London Interbank Offered Rate. The Company intended to use the proceeds from this loan facility to (i) finance or refinance in whole or in part, one or more of its new or existing eligible green projects and/or (ii) general corporate purposes. In April 2022, the Group completed the loan facility’s final registration with the applicable regulatory authority in China.
Investment in Deppon Holdco
On March 11, 2022, the Group, through a subsidiary of JD Logistics, entered into a series of agreements with the shareholders of the Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (“Deppon Holdco”), in relation to the proposed acquisition of approximately
 99.99% equity interest of Deppon Holdco, which in turn holds a total of approximately 66.50% of the issued share capital of Deppon Logistics Co., Ltd (“Deppon”), for a total consideration of approximately RMB9.0 billion. The transaction is subject to a staggered acquisition arrangement and certain customary closing conditions, including relevant regulatory approvals. Upon completion of the proposed transactions, the financial results of Deppon Holdco will be consolidated into the Group’s consolidated financial statements.

6

JD.com, Inc.
Notes to the Consolidated Financial Statements

38.	Subsequent events (Continued)

JD Logistics’s Financing
On March 25, 2022, JD Logistics entered into a placing agreement, pursuant to which JD Logistics had agreed to issue
150,500,000
of its ordinary shares to a group of third-party investors for net proceeds of approximately HK$3,102 million in a placement (the “JDL Placement”). Concurrently, the Company, through its wholly-owned subsidiary (the “JD Entity”), had entered into a subscription agreement with JD Logistics, pursuant to which the JD Entity had agreed to subscribe for, and JD Logistics had agreed to issue,
 261,400,000
ordinary shares of JD Logistics, at the same per share price for the JDL Placement, for net proceeds of approximately
 US$692
million in cash (the “JD Subscription”). On April 1, 2022, the JDL Placement completed in accordance with the terms and conditions of the placing agreement. JD Subscription is subject to certain customary closing conditions, including the approval of the HKEX for the listing of the newly issued shares, and the closing conditions for the JD Subscription also include the approval of JD Logistics’s independent shareholders. Upon completion of the JDL Placement and the JD Subscription, the Company, through the JD Entity, will maintain its shareholding in JD Logistics at approximately
63.5
%, and continue to consolidate JD Logistics’s financial results into its consolidated financial statements.

JD Property’s Financing
On March 28, 2022, JD Property entered into definitive agreements for its non-redeemable series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round is expected to be approximately US$800 million. The Group will remain the majority shareholder of JD Property after the completion of this transaction.
Share Repurchase Program
Under the 2020 share repurchase program, as of the date of this report, the Company had repurchased 16,416,400

ADSs for approximately US$1,137 million, including 5,010,203 ADSs for approximately US$286 million during the period from January 1, 2022 to the date of this report.

F-8
7