Form 20-F
period 2022-12-31
JD.com, Inc.
filed 2023-04-20
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

2,756,642,200 Class A ordinary shares (excluding the 36,656,144 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan) and 386,374,723 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2022.

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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“CSRC” are to the China Securities Regulatory Commission;

•	“HFCAA” are to the Holding Foreign Companies Accountable Act;

•	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•

“JD Health” are to JD Health International Inc., a consolidated subsidiary of our company and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6618), and, except where the context otherwise requires, its subsidiaries and its consolidated variable interest entities and their subsidiaries;

•

“JD Industrials” are to JINGDONG Industrials, Inc. (formerly known as JD Industrial Technology Inc. and renamed as in March 2023), a consolidated subsidiary of our company and, except where the context otherwise requires, its subsidiaries and its consolidated variable interest entities and their subsidiaries;

•

“JD Logistics” are to JD Logistics, Inc., a consolidated subsidiary of our company and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 2618), and, except where the context otherwise requires, its subsidiaries and its consolidated variable interest entities and their subsidiaries;

•

“JD Property” are to JINGDONG Property, Inc. (formerly known as JD Property Group Corporation and renamed as in March 2023), a consolidated subsidiary of our company and, except where the context otherwise requires, its subsidiaries and its consolidated variable interest entities and their subsidiaries;

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

•

“we,” “us,” “our company” or “our” are to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries. The consolidated variable interest entities include, among others, Beijing Jingdong 360 Degree E-Commerce Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd., Jiangsu Jingdong Bangneng Investment Management Co., Ltd., and Suqian Juhe Digital Enterprise Management Co., Ltd. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate. The consolidated variable interest entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. JD.com, Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in the Chinese mainland also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from the Chinese mainland, the legal risks associated with being based in and having operations in the Chinese mainland could apply to our operations in Hong Kong and Macau, if the laws applicable to the Chinese mainland become applicable to entities and businesses in Hong Kong and Macau in the future. These risks are discussed more fully in “Item 3.D. Key Information—Risk Factors.”

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

•

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected” on page 22 for details;

•

We incurred net losses in the past and we may not be able to maintain profitability in the future. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We incurred net losses in the past and we may not be able to maintain profitability in the future” on page 22 for details;

•

If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected” on page 22 for details;

•

Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our revenues and business prospects. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our business, prospects and results of operations” on page 23 for details;

•

Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations” on page 23 for details;

•

If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected” on page 24 for details;

•

If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected” on page 24 for details;

•

We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively” on page 25 for details;

•

Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks” on page 26 for details;

•

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” on page 26 for details;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations” on page 35 for details;

•

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 49 for details;

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 50 for details; and

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 50 for details.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct certain of our operations through the consolidated variable interest entities, with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual agreements that constituting part of the consolidated variable interest entities the structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the consolidated variable interest entities and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 52 for details

•

Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under the contractual arrangements with them would have a material and adverse effect on our business. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 54 for details; and

•

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidate variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 55 for details.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares” on page 61 for details;

•

Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations” on page 57 for details;

•

Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us. Certain laws and regulations in the Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in the Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us” on page 58 for details;

•

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs” on page 58 for details;

•

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms” on page 59 for details; and

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 55 and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 63 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including, but not limited to, the following:

•

The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs” on page 67 for details;

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange” on page 68 for details;

•

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves” on page 68 for details; and

•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline” on page 68 for details.

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

Our reporting currency is the Renminbi, or RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB6.8972 to US$1.00 and HK$7.8015 to US$1.00, the respective exchange rates on December 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entities as of February 28, 2023:

JD.com, Inc.
("JD")
(Cayman Islands)
100%
Jingdong Technology Group Corporation (Cayman Islands)
100%
JD Property Holding Limited (Cayman Islands)
63%
JD Logistics, Inc. (Cayman Islands)
100%
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com E-Commerce (Technology) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com International Limited (Hong Kong)
100%
JD.com Investment Limited(7) (British Virgin Islands)
100%
JD Jiankang Limited (British Virgin Islands)
100%
JD Industrial Technology Limited (British Virgin Islands)
100%
JD Assets Holding Limited(1) (Cayman Islands)
77%
JINGDONG Property, Inc. (Cayman Islands)
100%
JD Asia Development Limited(2) (British Virgin Islands)
100%
JD Logistics Holding Limited (Hong Kong)
100%
JD.com Overseas Innovation Limited (Hong Kong)
100%
JD Sunflower Invesetment Limited (British Virgin Islands)
51%
Dada Nexus Limited (Cayman Islands)
100%
Windcreek Limited (British Virgin Islands)
2%
68%
JD Health International Inc. (Cayman Islands)
78%
JINGDONG Industrials, Inc. (Cayman Islands)(6)
Offshore
Onshore
100%
Jingdong Logistics Supply Chain Co., Ltd.
100%
Xi'an Jingxundi Supply Chain Technology Co., Ltd. ("Xi'an Jingxundi")
Xi'an Jingdong Xincheng Information Technology Co., Ltd. ("Xi'an Jingdong Xincheng")(3)
100%
Beijing Jingdong Qianshi Technology Co., Ltd.
100%
Beijing Jingbangda Trade Co., Ltd. ("Jingbangda")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Suqian Hanbang Investment Management Co., Ltd.
100%
Jiangsu Huiji Space Technology Co., Ltd.
Suqian Juhe Digital Enterprise Management Co., Ltd. ("Suqian Juhe")(3)
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. ("Jiangsu Jingdong Bangneng")(3)
Jiangsu Yuanzhou E-Commerce Co., Ltd. ("Jiangsu Yuanzhou")(3)
100%
Beijing Jingdong Century Trade Co., Ltd(4) ("Jingdong Century")
Beijing Jingdong 360 Degree E-Commerce Co., Ltd. ("Jingdong 360")(5)
100%
• Jiangsu Jingdong Information Technology Co., Ltd.
• Beijing Jingdong Shangke Information Technology Co., Ltd.
• Chongqing Jingdong Haijia E-Commerce Co., Ltd.
• Beijing Wodong Tianjun Information Technology Co., Ltd.
Equity interest
Contractual arrangements

Notes:

(1)	JD Assets Holding Limited has 59 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 418 subsidiaries holding, directly or indirectly, logistics properties.
(3)

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Juhe are the significant consolidated variable interest entities which we have contractual arrangements with. Suqian Juhe is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is chief executive officer of JD Technology (formerly known as Jingdong Digits Technology Holding Co., Ltd. and renamed as Jingdong Technology Holding Co., Ltd. in May 2021), a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer.

(4)	Jingdong Century has 259 subsidiaries that engage in retail business.
(5)	JD.com Investment Limited has 75 subsidiaries that hold, directly or indirectly, the companies invested by us.
(6)	JINGDONG Industrials, Inc. completed its Series B Preference Shares financing in March 2023, upon which we held approximately 78% of the issued and outstanding shares of JINGDONG Industrials, Inc.
*	The diagram above omits our equity investees that are insignificant individually and in the aggregate.

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

JD.com, Inc. is not an operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, but maintains contractual arrangements with the consolidated variable interest entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in JD.com, Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in the Chinese mainland through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which we have maintained contractual arrangements. The laws and regulations in the Chinese mainland restrict and impose conditions on foreign investment in certain value-added telecommunication services and certain other restricted services related to our businesses, such as domestic document delivery services. Accordingly, we operate these businesses in the Chinese mainland through the consolidated variable interest entities, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in the Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to control the business operations of the consolidated variable interest entities. The external revenues contributed by the consolidated variable interest entities accounted for 5.0%, 6.2% and 6.9% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including but not limited to Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website; Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products; Xi’an Jingdong Xincheng Information Technology Co., Ltd., or Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services; Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in business of investment management; and Suqian Juhe Digital Enterprise Management Co., Ltd., or Suqian Juhe, which was established in June 2020 and primarily provides enterprise management services. The consolidated variable interest entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. JD.com, Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities. Investors in our ADSs or Class A ordinary shares are not purchasing equity interest in the consolidated variable interest entities in the Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in the Chinese mainland.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we are considered the primary beneficiary of these companies and have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither JD.com, Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities. For more details of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—The Consolidated Variable Interest Entities.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in courts of the Chinese mainland. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities and their owners for a portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks associated with the contractual arrangements with the consolidated variable interest entities. If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.” Specifically, there are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.”

Risks and Uncertainties Relating to Doing Business in China

We face various risks and uncertainties related to doing business in the Chinese mainland. Our business operations are primarily conducted in the Chinese mainland, and we are subject to complex and evolving laws and regulations in the Chinese mainland. For example, we face risks associated with regulatory approvals on offshore offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares.”

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the necessary licenses and permits from the PRC government authorities, including, among others, ICP licenses, Courier Service Operation Permits and Practicing License for Medical Institutions, except as disclosed in “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future.

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to file an application for cybersecurity review by the Cyberspace Administration of China, or the CAC, as advised by Shihui Partners, our PRC legal counsel, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Trial Measures. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization

JD.com, Inc. is a holding company with no operations of its own. We conduct our operations in the Chinese mainland primarily through our subsidiaries and the consolidated variable interest entities in the Chinese mainland. As a result, although other means are available for us to obtain financing at the holding company level, JD.com, Inc.’s ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to JD.com, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to JD.com, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Our board of directors has complete discretion on whether to distribute dividends subject to our current memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may, by ordinary resolution, declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy” for details.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in the Chinese mainland only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Introduction—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 5.B. Operating and Financial Review—Liquidity and Capital Resources” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of the Chinese mainland is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB28.9 billion, RMB46.4 billion and RMB58.2 billion (US$8.4 billion) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of the Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. As of the date of this annual report, there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, JD.com, Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution.

Our company has established a centralized cash management policy to direct how funds are transferred between JD.com, Inc., our subsidiaries and the consolidated variable interest entities and their subsidiaries to improve the efficiency and ensure the security of cash management. Our management has established a series of manuals and policies on funds management, bank accounts management, financing activities and safe handling of cash and assets, which apply to all of our subsidiaries and the consolidated variable interest entities and their subsidiaries. We and our consolidated subsidiaries that are listed on the Hong Kong Stock Exchange have also established respective centralized cash management accounts within certain entities, under which funds are transferred and dispatched to each subsidiary or consolidated variable interest entity under central command. The major offshore entities outside of the Chinese mainland with the function of centralized cash management are JD.com, Inc. (our holding company), JD.com International Limited (our intermediate holding company), JD Logistics, Inc., and JD Health International Inc. (both of which are our subsidiaries). In addition, the major entities within the Chinese mainland with similar functions are Beijing Jingdong Century Trade Co., Ltd. (a primary beneficiary of the consolidated variable interest entities), Beijing Jingbangda Trade Co., Ltd. (a consolidated variable interest entity), and Beijing Jingdong Jiankang Co., Ltd. (a primary beneficiary of the consolidated variable interest entities). The centralized cash management function in these entities lead to high-volume and high-frequency cash transferred and dispatched to the remaining consolidated subsidiaries and consolidated variable interest entities. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with relevant governmental authorities. Every fund transfer within our group goes through an appropriate review and approval process depending on the nature and amount of the transfer under our cash management policy.

For the years ended December 31, 2020, 2021 and 2022, JD.com, Inc. provided loans of RMB13.4 billion and RMB20.9 billion to, and received repayment of RMB7.4 billion (US$1.1 billion) from, our intermediate holding companies through our day-to-day centralized cash management activities. Please refer to the line item “Loans (provided to)/settled by internal companies” in the “Parent” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2020, 2021 and 2022 on pages 19–21 for the detail figures.

Our day-to-day centralized cash management activities also cover the cash flow of the consolidated variable interest entities. For the years ended December 31, 2020 and 2021, the consolidated variable interest entities received funding by (i) loans from our intermediate holding companies and (ii) capital contribution in the form of loans from our intermediate holding companies to nominee shareholders, totaling RMB3.4 billion and RMB11.7 billion, respectively. For the year ended December 31, 2022, the consolidated variable interest entities repaid RMB3.2 billion (US$0.5 billion) to our intermediate holding companies. Please refer to the sum of line item “Capital injection from controlling shareholders” and line item “Net proceeds from/(repayment to) internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2020, 2021 and 2022 on pages 19–21 for the detail figures. The consolidated variable interest entities received repayment of loans of RMB0.3 billion, RMB1.1 billion from, and provided funding of RMB11.3 billion (US$1.6 billion) to, our intermediate holding companies for the years ended December 31, 2020, 2021 and 2022, respectively.] Please refer to the line item “Loans (provided to)/settled by internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2020, 2021 and 2022 on pages 19–21 for the detail figures.

In May 2022, our board of directors approved a special cash dividend of US$0.63 per ordinary share, or US$1.26 per ADS, to holders of ordinary shares and holders of ADSs, respectively. The aggregate amount of the special dividend was approximately US$2.0 billion. In March 2023, our board of directors approved a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the cash dividend was approximately US$1.0 billion. In addition, we plan to adopt an annual dividend policy, under which we may choose to declare and distribute a cash dividend each year, at an amount determined in relation to our financial performance in the previous fiscal year, among other factors. The determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, financial condition, capital requirements and other considerations that the board deems relevant. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10.E. Additional Information—Taxation.”

A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheets data as of December 31, 2021 and 2022, selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report.

The selected consolidated statements of operations data for the years ended December 31, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenues(1):
Net product revenues	416,109	510,734	651,879	815,655	865,062	125,422
Net service revenues	45,911	66,154	93,923	135,937	181,174	26,268

Total net revenues	462,020	576,888	745,802	951,592	1,046,236	151,690

Cost of revenues	(396,066)	(492,467)	(636,694)	(822,526)	(899,163)	(130,366)
Fulfillment	(32,010)	(36,968)	(48,700)	(59,055)	(63,011)	(9,136)
Marketing	(19,237)	(22,234)	(27,156)	(38,743)	(37,772)	(5,476)
Research and development	(12,144)	(14,619)	(16,149)	(16,332)	(16,893)	(2,449)
General and administrative	(5,160)	(5,490)	(6,409)	(11,562)	(11,053)	(1,603)
Impairment of goodwill and intangible assets	(22)	—	—	—	—	—

Gain on sale of development properties	—	3,885	1,649	767	1,379	200

Income/(loss) from operations(2)(3)	(2,619)	8,995	12,343	4,141	19,723	2,860
Other income/(expense):
Share of results of equity investees	(1,113)	(1,738)	4,291	(4,918)	(2,195)	(318)
Interest expense	(855)	(725)	(1,125)	(1,213)	(2,106)	(305)
Others, net(4)	2,213	7,161	35,310	(590)	(1,555)	(225)

Income/(loss) before tax	(2,374)	13,693	50,819	(2,580)	13,867	2,012
Income tax expenses	(427)	(1,803)	(1,482)	(1,887)	(4,176)	(605)

Net income/(loss)	(2,801)	11,890	49,337	(4,467)	9,691	1,407

Net loss attributable to non-controlling interests shareholders	(311)	(297)	(75)	(923)	(697)	(101)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	2	3	7	16	8	1
Net income/(loss) attributable to ordinary shareholders	(2,492)	12,184	49,405	(3,560)	10,380	1,507

Net income/(loss) per share Basic
Net income/(loss) per share	(0.87)	4.18	16.35	(1.15)	3.32	0.48
Diluted
Net income/(loss) per share	(0.87)	4.11	15.84	(1.15)	3.21	0.47
Net income/(loss) per ADS(5)
Basic
Net income/(loss) per ADS	(1.73)	8.37	32.70	(2.29)	6.64	0.96
Diluted
Net income/(loss) per ADS	(1.73)	8.21	31.68	(2.29)	6.42	0.93
Weighted average number of shares:
Basic	2,877,902,678	2,912,637,241	3,021,808,985	3,107,436,665	3,125,571,110	3,125,571,110
Diluted	2,877,902,678	2,967,321,803	3,109,024,030	3,107,436,665	3,180,886,136	3,180,886,136

(1)

Our net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and sales of general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. Net revenues from general merchandise products mainly include revenues from sales of food, beverage and fresh produce, baby and maternity products, furniture and household goods, cosmetics and other personal care items, pharmaceutical and healthcare products, industrial products, books, automobile accessories, apparel and footwear, bags and jewelry. Net service revenues are further divided into revenues from online marketplace and marketing and revenues from logistics and other services. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2018		2019		2020		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	280,059	60.6	328,703	57.0	400,927	53.8	492,592	51.8	515,945	74,805	49.3
General merchandise revenues	136,050	29.5	182,031	31.5	250,952	33.6	323,063	33.9	349,117	50,617	33.4

Net product revenues	416,109	90.1	510,734	88.5	651,879	87.4	815,655	85.7	865,062	125,422	82.7

Marketplace and marketing revenues	33,532	7.2	42,680	7.4	53,473	7.2	72,118	7.6	81,970	11,885	7.8
Logistics and other service revenues	12,379	2.7	23,474	4.1	40,450	5.4	63,819	6.7	99,204	14,383	9.5

Net service revenues	45,911	9.9	66,154	11.5	93,923	12.6	135,937	14.3	181,174	26,268	17.3

Total net revenues	462,020	100.0	576,888	100.0	745,802	100.0	951,592	100.0	1,046,236	151,690	100.0

(2)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(72)	(82)	(98)	(102)	(143)	(21)
Fulfillment	(419)	(440)	(646)	(882)	(930)	(135)
Marketing	(190)	(259)	(347)	(586)	(631)	(91)
Research and development	(1,163)	(1,340)	(1,400)	(1,781)	(1,557)	(226)
General and administrative	(1,816)	(1,574)	(1,665)	(5,783)	(4,287)	(622)

(3)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(168)	(165)	(193)	(220)	(392)	(57)
Marketing	(1,232)	(637)	(692)	(854)	(868)	(126)
Research and development	(98)	(99)	(99)	(104)	(271)	(39)
General and administrative	(308)	(308)	(309)	(309)	(161)	(22)

(4)	Interest income was included in Others, net since 2021, and the presentation of prior years was also updated to conform to current presentation.
(5)	Each ADS represents two Class A ordinary shares.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	34,262	36,971	86,085	70,767	78,861	11,434
Restricted cash	3,240	2,941	4,434	5,926	6,254	907
Short-term investments	2,036	24,603	60,577	114,564	141,095	20,457
Accounts receivable, net	11,110	6,191	7,112	11,900	20,576	2,983
Inventories, net	44,030	57,932	58,933	75,601	77,949	11,302
Property, equipment and software, net	21,083	20,654	22,597	32,944	55,080	7,986
Land use rights, net	10,476	10,892	11,125	14,328	33,848	4,907
Operating lease right-of-use assets	—	8,644	15,484	19,987	22,267	3,228
Investment in equity investees	31,357	35,576	58,501	63,222	57,641	8,357
Investment securities	15,902	21,417	39,085	19,088	11,611	1,683
Other non-current assets	5,284	6,806	13,316	21,804	18,770	2,722
Total assets	209,165	259,724	422,288	496,507	595,250	86,303
Short-term debts	147	—	—	4,368	12,146	1,761
Accounts payable	79,985	90,428	106,818	140,484	160,607	23,286
Accrued expenses and other current liabilities	20,293	24,656	30,035	34,468	42,570	6,172
Non-recourse securitization debt	4,398	—	—	—	—	—
Unsecured senior notes	6,786	6,912	12,854	9,386	10,224	1,482
Long-term borrowings	3,088	3,139	2,936	—	20,009	2,901
Operating lease liabilities	—	8,717	15,763	20,386	22,666	3,287
Total liabilities	132,337	159,099	200,669	249,723	321,127	46,558
Total mezzanine equity	15,961	15,964	17,133	1,212	590	86
Total JD.com, Inc. shareholders’ equity	59,771	81,856	187,543	208,911	213,366	30,936
Number of outstanding ordinary shares	2,894,296,355	2,924,315,263	3,103,499,039	3,110,791,649	3,135,679,247	3,135,679,247

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	20,881	24,781	42,544	42,301	57,819	8,383

Net cash used in investing activities	(26,079)	(25,349)	(57,811)	(74,248)	(54,026)	(7,833)

Net cash provided by financing activities	11,220	2,572	71,072	19,503	1,180	171

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,682	406	(5,082)	(1,498)	3,490	506

Net increase/(decrease) in cash, cash equivalents and restricted cash	7,704	2,410	50,723	(13,942)	8,463	1,227
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	29,798	37,502	39,912	90,635	76,693	11,119
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	—	—	116	—	—
Cash, cash equivalents, and restricted cash at beginning of year	29,798	37,502	39,912	90,519	76,693	11,119

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	37,502	39,912	90,635	76,693	85,156	12,346
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	—	—	116	—	41	5

Cash, cash equivalents and restricted cash at end of year	37,502	39,912	90,519	76,693	85,115	12,341

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and their subsidiaries (collectively, Consolidated Variable Interest Entities or VIEs) and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues	—	1,074,639	719,883	134,516	(882,802)	1,046,236
Third-party revenues	—	967,244	6,326	72,666	—	1,046,236
Inter-company revenues	—	107,395	713,557	61,850	(882,802)	—
Cost of revenues	—	(905,349)	(664,233)	(119,868)	790,287	(899,163)
Fulfillment	—	(92,643)	(13,890)	(4,229)	47,751	(63,011)
Marketing	(2)	(31,312)	(24,083)	(3,622)	21,247	(37,772)
Research and development	—	(18,184)	(16,688)	(5,370)	23,349	(16,893)
General and administrative	(331)	(3,640)	(4,347)	(2,903)	168	(11,053)
Gain on sale of development properties	—	1,379	—	—	—	1,379

Income/(loss) from operations	(333)	24,890	(3,358)	(1,476)	—	19,723

Income from subsidiaries and VIEs	10,667	502	17,785	—	(28,954)	—
Other income/(expense), net	48	(11,491)	3,599	2,780	(792)	(5,856)
Income before tax	10,382	13,901	18,026	1,304	(29,746)	13,867

Income tax expenses	(2)	(4,097)	90	(167)	—	(4,176)

Net income	10,380	9,804	18,116	1,137	(29,746)	9,691

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues	—	984,998	676,041	117,419	(826,866)	951,592
Third-party revenues	—	887,340	5,128	59,124	—	951,592
Inter-company revenues	—	97,658	670,913	58,295	(826,866)	—
Cost of revenues	—	(837,268)	(621,811)	(104,564)	741,117	(822,526)
Fulfillment	—	(80,833)	(18,225)	(4,657)	44,660	(59,055)
Marketing	(4)	(32,954)	(23,997)	(3,108)	21,320	(38,743)
Research and development	—	(17,155)	(13,473)	(5,420)	19,716	(16,332)
General and administrative	(465)	(6,282)	(2,511)	(2,357)	53	(11,562)
Gain on sale of development properties	—	767	—	—	—	767

Income/(loss) from operations	(469)	11,273	(3,976)	(2,687)	—	4,141

Income/(loss) from subsidiaries and VIEs	(2,708)	(4,774)	12,037	—	(4,555)	—
Other income/(expense), net	(376)	(8,555)	2,558	(348)	—	(6,721)
Income/(loss) before tax	(3,553)	(2,056)	10,619	(3,035)	(4,555)	(2,580)

Income tax expenses	(7)	(1,716)	(130)	(34)	—	(1,887)

Net income/(loss)	(3,560)	(3,772)	10,489	(3,069)	(4,555)	(4,467)

	For the Year Ended December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues	—	779,945	531,008	86,054	(651,205)	745,802
Third-party revenues	—	703,609	5,217	36,976	—	745,802
Inter-company revenues	—	76,336	525,791	49,078	(651,205)	—
Cost of revenues	—	(651,698)	(494,496)	(74,425)	583,925	(636,694)
Fulfillment	—	(73,354)	(5,492)	(2,949)	33,095	(48,700)
Marketing	(11)	(22,069)	(12,375)	(1,886)	9,185	(27,156)
Research and development	—	(17,085)	(18,111)	(5,265)	24,312	(16,149)
General and administrative	(453)	(1,963)	(3,058)	(1,623)	688	(6,409)
Gain on sale of development properties	—	1,649	—	—	—	1,649

Income/(loss) from operations	(464)	15,425	(2,524)	(94)	—	12,343

Income/(loss) from subsidiaries and VIEs	50,154	(932)	17,483	—	(66,705)	—
Other income/(expense), net	(266)	36,773	2,245	(276)	—	38,476
Income/(loss) before tax	49,424	51,266	17,204	(370)	(66,705)	50,819

Income tax expenses	(19)	(1,308)	(103)	(52)	—	(1,482)

Net income/(loss)	49,405	49,958	17,101	(422)	(66,705)	49,337

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Assets
Cash and cash equivalents	5,029	38,158	30,534	5,140	—	78,861
Restricted cash	—	1,922	4,282	50	—	6,254
Short-term investments	—	43,264	96,270	1,561	—	141,095
Accounts receivable, net	—	15,530	271	4,775	—	20,576
Inventories, net	—	28,004	45,783	4,162	—	77,949
Internal balance	63,708	79,466	32,310	4,543	(180,027)	—
Investment in equity investees	—	35,857	4,454	18,111	(781)	57,641
Investments in subsidiaries and consolidated VIEs	162,015	26,109	56,680	—	(244,804)	—
Investment securities	—	7,952	852	2,807	—	11,611
Property, equipment and software, net	—	43,576	2,012	9,492	—	55,080
Operating lease right-of-use assets	—	8,508	2,049	13,809	(2,099)	22,267
Prepayments and other assets	308	95,209	14,810	13,712	(123)	123,916

Total assets	231,060	423,555	290,307	78,162	(427,834)	595,250
Liabilities
Short-term debts	—	10,282	1,730	134	—	12,146
Accounts payable	—	51,536	99,374	9,697	—	160,607
Internal balance	—	68,251	78,686	33,038	(179,975)	—
Operating lease liabilities	—	8,508	2,094	14,215	(2,151)	22,666
Unsecured senior notes	10,347	—	—	—	(123)	10,224
Long-term borrowings	6,965	10,644	—	2,400	—	20,009
Accrued expenses and other liabilities	382	62,885	17,139	15,069	—	95,475

Total liabilities	17,694	212,106	199,023	74,553	(182,249)	321,127
Convertible redeemable non-controlling interests	—	590	—	—	—	590

Total shareholders’ equity	213,366	210,859	91,284	3,609	(245,585)	273,533
Total liabilities, mezzanine equity and shareholders’ equity	231,060	423,555	290,307	78,162	(427,834)	595,250

	As of December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Assets
Cash and cash equivalents	7,417	42,170	15,629	5,551	—	70,767
Restricted cash	—	1,959	3,958	9	—	5,926
Short-term investments	1	44,296	64,541	5,726	—	114,564
Accounts receivable, net	—	5,242	2,359	4,299	—	11,900
Inventories, net	—	23,491	48,274	3,836	—	75,601
Internal balance	65,120	65,281	38,253	—	(168,654)	—
Investment in equity investees	—	40,319	156	22,747	—	63,222
Investments in subsidiaries and consolidated VIEs	148,607	17,791	44,867	—	(211,265)	—
Investment securities	—	14,855	1,026	3,207	—	19,088
Property, equipment and software, net	—	22,484	1,892	8,568	—	32,944
Operating lease right-of-use assets	—	7,892	30	14,472	(2,407)	19,987
Prepayments and other assets	419	44,328	26,113	11,723	(75)	82,508

Total assets	221,564	330,108	247,098	80,138	(382,401)	496,507
Liabilities
Short-term debts	2,869	—	1,499	—	—	4,368
Accounts payable	—	28,745	103,893	7,846	—	140,484
Internal balance	—	65,120	60,783	42,787	(168,690)	—
Operating lease liabilities	—	8,024	10	14,785	(2,433)	20,386
Unsecured senior notes	9,461	—	—	—	(75)	9,386
Accrued expenses and other liabilities	323	42,943	19,393	12,440	—	75,099

Total liabilities	12,653	144,832	185,578	77,858	(171,198)	249,723
Convertible redeemable non-controlling interests	—	467	—	745	—	1,212

Total shareholders’ equity	208,911	184,809	61,520	1,535	(211,203)	245,572
Total liabilities, mezzanine equity and shareholders’ equity	221,564	330,108	247,098	80,138	(382,401)	496,507

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net cash provided by/(used in) operating activities	(509)	(168,260)	246,606	5,434	(25,452)	57,819

Cash flows from investing activities
(Increase)/decrease in short-term investments, net	1	6,383	(25,800)	4,218	—	(15,198)
Prepayments and investments in equity investees	—	(6,313)	(4,344)	(305)	6,461	(4,501)
Loans (provide to)/settled by internal companies	7,426	200,620	3,205	(11,291)	(199,960)	—
Cash paid for property, equipment, software and construction in progress	—	(12,820)	(142)	(4,705)	—	(17,667)
Other investing activities	—	(18,025)	(292)	7,585	(5,928)	(16,660)

Net cash provided by/(used in) investing activities	7,427	169,845	(27,373)	(4,498)	(199,427)	(54,026)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	7,870	—	150	—	8,020
Increase in borrowings, net	3,558	5,478	300	2,534	—	11,870
Net proceeds from/(repayment to) internal companies	—	3,865	(200,620)	(3,205)	199,960	—

Dividend paid to shareholders of JD.com, Inc.	(13,087)	—	—	—		(13,087)

Other financing activities	(780)	(25,293)	(3,684)	(785)	24,919	(5,623)

Net cash provided by/(used in) financing activities	(10,309)	(8,080)	(204,004)	(1,306)	224,879	1,180

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,003	2,487	—	—	—	3,490
Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,388)	(4,008)	15,229	(370)	—	8,463
Cash, cash equivalents and restricted cash at beginning of year	7,417	44,129	19,587	5,560	—	76,693
Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	5,029	40,121	34,816	5,190	—	85,156
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	41	—	—	—	41

Cash, cash equivalents and restricted cash at end of year	5,029	40,080	34,816	5,190	—	85,115

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net cash provided by/(used in) operating activities	(411)	64,468	(23,349)	1,593	—	42,301

Cash flows from investing activities
(Increase)/decrease in short-term investments, net	3,357	(27,948)	(28,500)	(1,231)	—	(54,322)
Prepayments and investments in equity investees	—	(6,356)	—	(5,220)	—	(11,576)
Loans (provided to)/settled by internal companies	(20,900)	(72,034)	(873)	1,122	92,685	—
Cash paid for property, equipment, software and construction in progress	—	(8,900)	(948)	(4,582)	—	(14,430)
Other investing activities	3,147	1,157	368	(178)	1,586	6,080

Net cash used in investing activities	(14,396)	(114,081)	(29,953)	(10,089)	94,271	(74,248)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	27,600	—	62	—	27,662
Increase/(decrease) in short-term borrowings, net	—	(249)	1,500	(100)	—	1,151
Net proceeds from internal companies	—	19,778	61,190	11,717	(92,685)	—
Repayment of unsecured senior notes	(3,246)	—	—	—	—	(3,246)
Other financing activities	62	(4,472)	—	(68)	(1,586)	(6,064)

Net cash provided by/(used in) financing activities	(3,184)	42,657	62,690	11,611	(94,271)	19,503

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(136)	(1,362)	—	—	—	(1,498)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(18,127)	(8,318)	9,388	3,115	—	(13,942)
Cash, cash equivalents and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	25,544	52,447	10,199	2,445	—	90,635
Less: cash, cash equivalents and restricted cash classified within assets held for sale at beginning of year	—	116	—	—	—	116
Cash, cash equivalents and restricted cash at beginning of year	25,544	52,331	10,199	2,445	—	90,519

Cash, cash equivalents and restricted cash at end of year	7,417	44,129	19,587	5,560	—	76,693

	For the Year Ended December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net cash provided by/(used in) operating activities	(243)	49,456	(16,581)	9,912	—	42,544

Cash flows from investing activities
Increase in short-term investments, net	(3,421)	(15,560)	(14,933)	(1,685)	—	(35,599)
Investment in subsidiaries	—	—	(2,795)	—	2,795	—
Prepayments and investments in equity investees	—	(12,317)	—	(4,622)	—	(16,939)
Loans (provided to)/settled by internal companies	(13,421)	(41,588)	(1,924)	306	56,627	—
Cash paid for property, equipment, software and construction in progress	—	(6,293)	(1,184)	(3,442)	—	(10,919)
Other investing activities	40	11,161	(3,945)	(1,610)	—	5,646

Net cash used in investing activities	(16,802)	(64,597)	(24,781)	(11,053)	59,422	(57,811)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	31,342	—	—	—	—	31,342
Capital injection from controlling shareholder	—	795	—	2,000	(2,795)	—
Capital injection from non-controlling interest shareholders	—	34,564	—	15	—	34,579
Increase in short-term borrowings, net	—	(932)	—	(884)	—	(1,816)
Net proceeds from internal companies	—	13,127	42,072	1,428	(56,627)	—
Proceeds from unsecured senior notes	6,804	—	—	—	—	6,804
Other financing activities	236	(173)	—	100	—	163

Net cash provided by financing activities	38,382	47,381	42,072	2,659	(59,422)	71,072

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,369)	(2,713)	—	—	—	(5,082)
Net increase in cash, cash equivalents and restricted cash	18,968	29,527	710	1,518	—	50,723
Cash, cash equivalents and restricted cash at beginning of year	6,576	22,920	9,489	927	—	39,912
Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	25,544	52,447	10,199	2,445	—	90,635
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	116	—	—	—	116

Cash, cash equivalents and restricted cash at end of year	25,544	52,331	10,199	2,445	—	90,519

B. Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further invest in technologies, expand our fulfillment infrastructure and increase our product and service offerings. For example, in 2022, we recruited new employees in connection with the expansion of our fulfillment infrastructure and strengthening of our supply chain-based technology and service capability. We will continue to invest resources in training, managing and motivating our workforce. We also plan to continue to build our warehouses and establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In addition, as we continue to increase our product and service offerings, we will need to work with a large number of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party merchants. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We incurred net losses in the past and we may not be able to maintain profitability in the future.

We had net income of RMB49,337 million, net loss of RMB4,467 million and net income of RMB9,691 million (US$1,407 million) in 2020, 2021 and 2022, respectively. We had retained earnings of RMB37,418 million, RMB33,805 million and RMB29,304 million (US$4,249 million) as of December 31, 2020, 2021 and 2022, respectively.

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

We operate 24-7 customer service centers in Suqian, Yangzhou, Chengdu, Wuhan and Datong, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2022, we had over 16,000 customer service representatives at these centers. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

We believe that the recognition and reputation of our JD (京东) brand among our customers, suppliers and third-party merchants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

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

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2022, our warehouse network covered almost all counties and districts across China, consisting of over 1,500 warehouses operated by us and over 2,000 cloud warehouses operated by third-party warehouse owner-operators under JD Logistics Open Warehouse Platform. As of December 31, 2022, our warehouse network had an aggregate gross floor area, or GFA, of over 30 million square meters, including the GFA of the cloud warehouses under JD Logistics Open Warehouse Platform.

Our comprehensive fulfillment facilities covered almost all the counties and districts across China, and we had 362,171 warehouse and delivery personnel as of December 31, 2022. We are constructing our warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. In April 2017, we opened up our fulfillment infrastructure to third-parties and established a new business group, JD Logistics, to provide integrated supply chain solutions and logistics services to third-party businesses across a wide range of industries. JD Logistics provides these businesses with comprehensive supply chain solutions, including warehousing and distribution services, express and freight services and other value-added services. In October 2018, JD Logistics opened up its leading logistics network to consumers, offering parcel delivery service to users in certain regions. Leveraging our extensive delivery network, users in these areas can conveniently send items intra-city and throughout most of the Chinese mainland with our same fast and reliable delivery service. In April 2019, JD Logistics introduced its new cold chain service which utilizes idle capacity in the industry to offer cold chain transport services. Combined with JD Logistics’s previously launched cold chain services, it has formed a one-stop shop from Factory to Business to Customer (F2B2C) cold chain delivery system to meet the service demands of manufacturers, third-party merchants, and consumers. JD Logistics has experienced rapid growth since its inception. However, the increase in demand for our logistics services may result in additional challenges in operating our fulfillment infrastructure. For example, increasing volume of parcels may cause delay for our delivery services, or we may be required to make significant capital expenditure to further expand our existing fulfillment facilities to handle the increasing orders both from our online marketplace and from third-party businesses. In addition, the development of logistics business is capital intensive. To address such capital requirement, in February 2018, we entered into definitive agreements with third-party investors for the financing of JD Logistics. JD Logistics raised a total amount of US$2.5 billion by issuing series A preference shares to third-party investors, who owned an aggregate of approximately 19% stake in JD Logistics on a fully diluted basis. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” Net proceeds of this global offering, including proceeds from exercise of the over-allotment options by the underwriters, amounted to RMB22.9 billion (after deducting underwriting commissions, share issuance costs and the offering expenses). However, JD Logistics may require additional capital resources due to further developments or changed business conditions. JD Logistics may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Logistics, and the investors may have a strategy or objective different from ours with respect to JD Logistics or impose conditions that could restrict the operations of JD Logistics. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all. In addition, JD Logistics may from time to time need to adjust certain elements of its operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to maintain stable and dedicated warehousing, delivery personnel and other labor support, which may result in disruption to or delay in its delivery services. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’s results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations.

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

The retail industry in China, in particular the online retail industry, is intensely competitive. We compete for customers, orders, products and third-party merchants. Our current or potential competitors include major e-commerce companies in China that offer a wide range of general merchandise product categories, major traditional retailers in China that are moving into online retailing, online retail companies in China focused on specific product categories, and physical retail stores including big-box stores that also aim to offer a one-stop shopping experience. See “Item 4.B Information on the Company—Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

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

Our net inventories have increased significantly in recent periods, from RMB58,933 million as of December 31, 2020 to RMB75,601 million as of December 31, 2021 and further to RMB77,949 million (US$11,302 million) as of December 31, 2022. Our annual inventory turnover days were 33.3 days in 2020, 30.3 days in 2021, and 33.2 days in 2022. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB27,156 million, RMB38,743 million and RMB37,772 million (US$5,476 million) of marketing expenses in 2020, 2021 and 2022, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers for our retail business. We had over 45,000 suppliers as of December 31, 2022. Our suppliers include domestic and cross-border manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for retail business were 47.1 days in 2020, 45.3 days in 2021, and 52.5 days in 2022, respectively. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as:

a.	our investments in and acquisition of Dada Nexus Limited, or Dada, a Nasdaq-listed company and a leading local on-demand delivery and retail platform in China;

b.	our acquisition of

•	Yihaodian marketplace platform assets from Wal-Mart Stores, Inc., or Walmart, a NYSE-listed company, including the Yihaodian brand, mobile apps and websites,

•	Jiangsu Five Star Appliance Co., Ltd., or Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China,

•	Kuayue-Express Group Co., LTD., or Kuayue Express, a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China,

•

China Logistics Property Holdings Co., Ltd., or CNLP, a company formerly listed on the Hong Kong Stock Exchange primarily engaged in the leasing of storage facilities and the related management services in the PRC, and

•

Deppon Logistics Co., Ltd, or Deppon, an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management listed on the Shanghai Stock Exchange; and

c.	our investments in

•	Yonghui Superstores Co., Ltd., or Yonghui, a company listed on the Shanghai Stock Exchange and a leading hypermarket and supermarket operator in China,

•	China United Network Communications Limited, or China Unicom, a company listed on the Shanghai Stock Exchange and a Chinese telecommunications operator,

•	Dalian Wanda Commercial Properties Co., Ltd., or Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China,

•	ATRenew Inc. (formerly known as AiHuiShou International Co. Ltd.), or ATRenew, a NYSE-listed company which operates an online second-hand consumer electronics trading platform, and

•	Xingsheng Preference Electronic Business Limited, or Xingsheng, a leading community group buying e-commerce platform that serves community families with fresh foods and daily necessities.

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

Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. As of December 31, 2022, we had net intangible assets of RMB9.1 billion (US$1.3 billion) and goodwill of RMB23.1 billion (US$3.4 billion). In the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value, we may have to record actual or potential impairment charges of investments in equity investees or intangible assets and goodwill recorded in connection with invested businesses. Moreover, we share the results of the investments which we account for as equity method investments, although we have no control on the factors and risks that affect their business, results of operations and financial condition. In 2022, our share of results of equity investees was a loss of RMB2.2 billion (US$0.3 billion), primarily consisting of non-cash impairments in equity investees. We may not always be able to obtain gains from the equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. When our share of losses in the equity investees equals or exceeds our interest in the equity investees, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investees or unless we have other investments in the equity investees. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results. We measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly year to year. We recorded a gain of RMB29.5 billion, a loss of RMB7.3 billion and a loss of RMB4.1 billion (US$0.6 billion) resulting from the fair value change in long-term investments in 2020, 2021 and 2022, respectively.

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

We may be subject to litigation and regulatory proceedings inside and outside China relating to third-party and principal intellectual property infringement claims, contract disputes involving third-party merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes and other matters in the ordinary course of our business. As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes or other civil disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties. For example, in July and August 2019, two lawsuits were filed against us. The plaintiffs in these two lawsuits are seeking damages in an aggregate amount of approximately RMB3.5 billion. We believe these lawsuits are without merit and we are defending ourselves vigorously. However, there is uncertainty regarding the timing or ultimate resolution of these two lawsuits and the other legal proceedings in which we are involved.

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

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2022, we employed a total of 362,171 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow JD Logistics to address the various challenges it faces or improve its results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, JD Logistics may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery personnel and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect JD Logistics’s results of operations and financial performance and its prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may have conflicts of interest with our subsidiaries that are stand-alone public companies.

Certain of our subsidiaries have become stand-alone public companies. On December 8, 2020, shares of JD Health, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” On May 28, 2021, shares of JD Logistics, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” On March 30, 2023, each of JD Property and JD Industrials, through their respective joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, their respective shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when any of the proposed listings may take place.

We currently offer different types of support to JD Health, JD Logistics, JD Property and JD Industrials to facilitate the marketing and implementation of their services. We have entered into and may, in the future, enter into various transactions and agreements with these subsidiaries. JD Health and JD Logistics have, and JD Property and JD Industrials are expected to have after any of them becomes a stand-alone public company in Hong Kong, their respective audit committee, each consisting of independent non-executive directors, to review and approve all proposed connected transactions as defined in the listing rules of the Hong Kong Stock Exchange, including any transactions between us and any of these subsidiaries, as applicable. We have an audit committee, consisting of independent directors, to review and approve all material related party transactions, including any material transactions between us and any of these subsidiaries, as applicable. We believe that the transactions and agreements that we have entered into with these subsidiaries are on terms that are negotiated on an arm’s length basis.

In addition, we may acquire or invest in publicly traded companies from time to time. For example, following the closing of our share subscription with Dada, a Nasdaq-listed company and a leading local on-demand delivery and retail platform in China, on February 28, 2022, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. On July 26, 2022, JD Logistics completed the acquisition of more than 50% equity interest in Deppon, a Shanghai Stock Exchange-listed company and an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management. As a result, Deppon has become a subsidiary of JD Logistics, and its financial results, except for that of certain excluded business, have been consolidated into JD Logistics’s consolidated financial statements.

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

We sourced our products from over 45,000 suppliers as of December 31, 2022. Third-party merchants on our online marketplace are separately responsible for sourcing the products they sell on our mobile apps and websites. Although we have adopted measures to verify the authenticity and authorization of products sold on our mobile apps and websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border e-commerce business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.

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

On December 28, 2021, the CAC, the National Development and Reform Commission, or NDRC, the Ministry of Industry and Information Technology, or MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Cybersecurity Review Measures (2020). Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. Since the Cybersecurity Review Measures are relatively new and provide no further explanation or interpretation on the determination of “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security.

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

Further, the Cybersecurity Review Measures stipulate that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures are relatively new, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures and how it will affect our business.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the CAC. We have applied to CAC for security assessment of outbound data transfer according to the Security Assessment Measures.

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security. The Draft Measures for Internet Data Security provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Measures for Internet Data Security, data processors shall apply for a cybersecurity review for certain activities. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Information Security” for details. The Draft Measures for Internet Data Security remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. There is no timetable as to when the Draft Measures for Internet Data Security will be enacted. We cannot predict the impact of the Draft Measures for Internet Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC or relevant regulatory authorities based on the Draft Measures for Internet Data Security. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Measures for Internet Data Security requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As advised by our PRC legal counsel, if a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) the relevant regulations do not require data processors which process personal information of over one million users to file a supplementary application of cybersecurity review for their previous issuance of securities to foreign investors that occurred before the effective date of such regulations; and (ii) our securities have already been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange before such regulations became effective. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.

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

These laws and regulations and the PRC Civil Code (which took effect on January 1, 2021 and also includes certain data-related rules) are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe, Hong Kong and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. In addition, to the extent we have accessed personal data in Hong Kong in our operations, such as retail business, we have been in compliance with relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. We believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business as of the date of this annual report. However, to the extent that certain laws and regulations in Hong Kong were to result in additional oversight over data security that impacts our business in Hong Kong, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

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

In June 2020, we entered into agreements with JD Technology, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting our profit sharing right pursuant to the framework between us and JD Technology and investing additional RMB1.78 billion in cash in JD Technology. The framework agreement, including the profit-sharing arrangement between JD Technology and us, was terminated, and JD Technology has become our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth the rights of JD as a shareholder. On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of our cloud computing and artificial intelligence business. Upon completion of this transaction on March 31, 2021, our equity interest in JD Technology has increased to 41.7%.

JD Technology currently provides us with certain payment services on a non-exclusive basis and other services to us. If JD Technology will not be able to successfully manage its risks such as credit risks, its ability to continue to deliver payment and other services to us may be undermined. In such event, JD Technology might seek to amend the terms of its agreements and arrangements with us, which could potentially result in a conflict of interest. Other conflicts of interest between us and JD Technology may arise relating to commercial or strategic opportunities or initiatives. Although we and JD Technology have each agreed to certain non-competition undertakings, we cannot assure you that JD Technology would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If JD Technology is unable to successfully manage its business or conflicts of interest that could arise between us and JD Technology are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

The occurrence of any such risks may damage the business and reputation of JD Health, and may have an adverse impact on our financial condition and results of operations.

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

JD Property faces challenges relating to the macroeconomic environment, the market condition and its own business development.

JD Property, our subsidiary which is a leading and the fastest-growing platform for developing and managing modern infrastructure, consisting primarily of logistics parks, as well as business parks and others, in China and Asia, faces challenges relating to the macroeconomic environment, the market condition and certain characteristics of its current operations. These challenges include, but are not limited to:

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

If JD Property’s business cannot continue to grow despite these challenges, our financial condition and results of operations may be adversely affected.

JD Industrials faces challenges relating to the provision of industrial supply chain technology and service.

JD Industrials faces challenges as a leading industrial supply chain technology and service provider in China. These challenges include, but are not limited to:

•

abilities to expand customer base and maintain satisfactory customer experience. The success of JD Industrials depends on its ability to provide superior industrial supply chain technology and service to expand its customer base, which in turn depends on factors such as its ability to offer high-quality industrial products and services, optimize the product and service offerings in response to the diverse and evolving demand of its customers, expand and maintain relationships with its customers and suppliers, offer timely and reliable fulfillment service, develop industrial technology solutions and intelligent services, and recommend suitable products and services to its customers. As many of JD Industrials’ customers are corporate customers who make bulk purchases, failure to expand its customer base and maintain satisfactory customer experience will adversely affect the business and results of operations of JD Industrials;

•

Uncertainties relating to the market where it operates. The industrial supply chain technology and service market is still in its early stage of development in China, which may not develop into the stage and scale as expected. The long-term viability and prospects of digitalizing the industrial supply chain in China remain untested and subject to significant uncertainties. If JD Industrials are not able to successfully implement its business strategy and effectively respond to changes in market dynamics, its future operation performance and financial results will deteriorate; and

•

risks relating to the fulfillment of industrial products. JD Industrials contract with third-party warehousing and logistics service providers to store and deliver a large portion of the industrial products it sells. It may not be able to enforce effective control over the logistic service provided directly by its suppliers or other third-party logistics providers, and JD Industrials’ ability to conduct business and the quality of its services may be negatively affected. Its fulfillment of industrial products may also be vulnerable to damages caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events, which may cause more serious disruptions to JD Industrials’ business given the nature of certain industrial products.

If JD Industrials’ business were negatively impacted by these challenges to a material extent, our financial condition and results of operations may be adversely affected.

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

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of December 31, 2022, we had Courier Service Operation Permits that allow Beijing Jingbangda Trade Co., Ltd. (Jingbangda), a subsidiary of Xi’an Jingdong Xincheng, one of the consolidated variable interest entities providing logistics services, and the subsidiaries of Jingbangda, to operate an express delivery business in 31 provinces and 448 cities in China. As of December 31, 2022, Jingbangda and its relevant subsidiaries had obtained Courier Service Operation Permits. As of the same date, among other entities, Xi’an Jingdong Xuncheng and its relevant branches and subsidiaries, and Jingbangda and its relevant branches and subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of making filings with local postal administrations for express delivery terminal outlets of the subsidiaries of Jingbangda. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

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

We have adopted a share incentive plan, or our Share Incentive Plan, to provide additional incentives to employees, directors and consultants. In May 2015, with approval of our board of directors, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We incurred share-based compensation expenses of RMB104 million, RMB73 million and RMB54 million (US$8 million) in connection with this grant of option to Mr. Liu in 2020, 2021 and 2022, respectively. In addition, with the approvals of our board of directors and the board of directors of JD Logistics, JD Health, JD Property and JD Industrials, respectively, each of these companies approved and adopted their own share incentive plans, under which certain share-based awards were granted to Mr. Liu. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan” for a detailed discussion.

For the years ended December 31, 2020, 2021 and 2022, we recorded an aggregate of RMB4,156 million, RMB9,134 million and RMB7,548 million (US$1,095 million), respectively, in share-based compensation expenses. As of December 31, 2022, the awards in our Share Incentive Plan that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 71,641,054 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 19,314,136 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Although we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, we may also require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 and January 2020 both contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets, and our term and revolving credit facilities we entered into in 2021 and 2022 contain covenants that impose certain minimum financial performance requirements on us and that might restrict our ability to raise additional debt. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. In addition, any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our prospects. A large balance of indebtedness may require that we devote our financial resources to servicing such debt rather than funding our operating activities, which constrains our capital flexibility and may in turn adversely affect our results of operation. It may also be a challenge for us to service our interest and principal repayments in a timely manner or at all, which could trigger cross-defaults with other debt, as applicable, as well as limit our ability to obtain further debt financing.

Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.

As of December 31, 2022, we had long-term debt obligations of RMB31.1 billion (US$4.5 billion). Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

Changes affecting the availability of the London Inter-bank Offered Rate (LIBOR) may have consequences for us that cannot yet be reasonably predicted.

We have outstanding debt with variable interest rates based on LIBOR. In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facility with a group of 24 arrangers. This credit facility was priced at 115 basis points over LIBOR. The outstanding amounts drawn under the facility were repaid in April 2022. In December 2021, we entered into a five-year US$2.0 billion unsecured term and revolving loan facility with five lead arrangers. The term and revolving loans under this loan facility were initially priced at 85 basis points over LIBOR and then amended to the Secured Overnight Financing Rate (SOFR) in September 2022. As of the date of this annual report, US$1.0 billion of this loan facility had been drawn down and outstanding, which is due in 2027.

The LIBOR benchmark has been the subject of national, international and other regulatory guidance and proposals to reform. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. On March 5, 2021, the Financial Conduct Authority, and administrator, ICE Benchmark Administration, Limited, announced that the publication of the one-week and two-month USD LIBOR maturities and non-USD LIBOR maturities will cease immediately after December 31, 2021, with the remaining USD LIBOR maturities ceasing immediately after June 30, 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of, among other entities, large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement rate remains in question. Since LIBOR will no longer exist, we may need to renegotiate the applicable interest rates under our existing credit facilities going forward. In addition, any changes to benchmark rates may have an uncertain impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.

Fluctuation of items that are non-recurring in nature and fluctuation of fair value change of the wealth management products we invested in have affected our results of operations in the past and may continue to affect our results of operations in the future.

The fluctuation of items that are non-recurring in nature, primarily gains on sale of development properties and others, net, significantly affected our results of operations during 2020, 2021 and 2022. We recorded a gain of RMB1,649 million, RMB767 million and RMB1,379 million (US$200 million) in 2020, 2021 and 2022, respectively, for selling certain of our development properties. Others, net are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses). For others, net, we recorded an income of RMB35.3 billion, a loss of RMB0.6 billion and a loss of RMB1.6 billion (US$0.2 billion) in 2020, 2021 and 2022, respectively. We identify these items as non-recurring in nature as they are not indicative of our core operating results and business outlook. We cannot assure you that we will be able to continue to generate net profits and maintain profitability in the future after excluding the impact of such non-recurring items. The significant fluctuation of these non-recurring items may continue to affect our results of operations and result in fluctuation of net income/(loss) in the future.

During 2020, 2021 and 2022, we made investments in wealth management products and recorded a fair value of wealth management products of RMB24.3 billion, RMB77.0 billion and RMB74.1 billion (US$10.7 billion) as of December 31, 2020, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, gross unrealized gains of RMB0.01 million, RMB474.0 million and RMB373.2 million (US$54.1 million) were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2020, 2021 and 2022, respectively. Those wealth management products were certain deposits with variable interest rates or principal not- guaranteed with certain financial institutions, and usually have maturities of less than one year. We are exposed to credit risk in relation to our investments in wealth management products, which may adversely affect our net changes in their fair value. We cannot assure you that market conditions and regulatory environment will create fair value gains and we will not incur any fair value losses on our investments in wealth management products at fair value through profit or loss in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue in the foreseeable future, especially in light of the COVID-19 global pandemic. See “—We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.” Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 95 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and/or our ADSs may view as beneficial.

Our company is controlled through a dual class voting structure. Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 28, 2023, Mr. Liu beneficially owned 73.9% of the aggregate voting power of our company, including 3.5% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 18,367,300 Class B ordinary shares, representing 3.5% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited can exercise the 3.5% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 3.5% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The current tensions in international trade policies and rising political tensions, particularly between the United States and China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters, which expired in December 2021. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, we have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020, new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS, and Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation.

Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies and/or imposing sanctions on Chinese entities. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the U.S. Department of Commerce’s Bureau of Industry and Security issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with companies in certain countries, including China. Measures such as these could deter suppliers in the United States and/or other countries that impose sanctions, export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, we may be affected by such sanctions, export controls or other restrictions, and we may also be exposed to risks in dealing with business partners that are subject to sanctions, export controls or other restrictions. As a result, we could be required to incur additional costs to comply with these complicated regulations and measures and could face penalties for any violation, even inadvertent, which could adversely affect our business, financial condition and results of operations.

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

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. Since the second half of 2020, many of the quarantine measures within China have been relaxed, and we have resumed normal operations. After the initial outbreak of the COVID-19, some instances of COVID-19 infections have emerged in various regions of China from time to time, including the infections caused by the Omicron variants since early 2022. As China began to adjusted its COVID-19 prevention and control measures at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time and early 2023 which caused disruption to our and our suppliers’ operations.

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

We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting the regions where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.”

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

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

PRC laws and regulations in relation to overseas issuance and listing of shares have been evolving. On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023.

The Trial Measures establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Trial Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. According to the Trial Measures, an issuer like us is required to submit the filing with respect to its follow-on offering and other equivalent offering activities, within a specific time frame. The Trial Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes. Any failure to perform such filing or reporting procedure would subject us to administrative penalties by the CSRC which could harm our reputation and may adversely affect our results of financial condition. For more details of the Trial Measures, please refer to “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland or Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange, and our ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

We are a Cayman Islands exempted company and our PRC subsidiaries Jingdong Century, Shanghai Shengdayuan and Xi’an Jingxundi are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses, such as domestic document delivery services. As a result, we conduct or will conduct such business activities through the consolidated variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jingbangda. Jingdong 360 holds our ICP license as an internet information provider. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries.

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

Because of these contractual arrangements, we are the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China and hence consolidate their financial results as the consolidated variable interest entities. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of Shihui Partners, our PRC legal counsel, (i) the ownership structures of the consolidated variable interest entities in China and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entities, including Jingdong Century, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between the PRC subsidiaries, including Jingdong Century, the variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct certain of our operations in China through the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements with constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and the securities we are registering may decline in value or become worthless, if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of the consolidated variable interest entities. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses of such entities;

•	discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and variable interest entities;

•

imposing fines, confiscating the income from the consolidated variable interest entities, or imposing other requirements with which we or the consolidated variable interest entities may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the consolidated variable interest entities and deregistering the equity pledges of the consolidated variable interest entities, which in turn would affect our ability to consolidate or derive economic interests from the consolidated variable interest entities; or

•	restricting or prohibiting our use of the proceeds of any of our financing outside China to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the consolidated variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the consolidated variable interest entities or our right to receive substantially all the economic benefits and residual returns from the consolidated variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the consolidated variable interest entities in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Although we believe we, our PRC subsidiaries and the consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated variable interest entities do not comply with applicable law, it could revoke the consolidated variable interest entities’ business and operating licenses, require the consolidated variable interest entities to discontinue or restrict the consolidated variable interest entities’ operations, restrict the consolidated variable interest entities’ right to collect revenues, block the consolidated variable interest entities’ websites, require the consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which the consolidated variable interest entities may not be able to comply, impose restrictions on the consolidated variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated variable interest entities’ business operations or restrict the consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the consolidated variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the consolidated variable interest entities and their owners for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Jingdong 360 and its shareholders to hold our ICP license as an internet information provider, contractual arrangements with Jiangsu Yuanzhou and its shareholders to conduct the distribution of books and audio and video products and contractual arrangements with other variable interest entities for the relevant restricted businesses. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities.

If we had direct ownership of the consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by the consolidated variable interest entities and their respective shareholders of their obligations under the contracts to exercise control over the consolidated variable interest entities. However, the shareholders of the consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the consolidated variable interest entities. We may replace the shareholders of the consolidated variable interest entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the consolidated variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of the consolidated variable interest entities were to refuse to transfer their equity interest in the variable interest entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

The consolidated variable interest entities, including their subsidiaries, hold our necessary licenses and permits, including ICP licenses, Courier Service Operation Permits and Practicing License for Medical Institutions, and conduct our sales of books and audio and video products (including publication of e-books and online audio and video products). In the event we are unable to enforce our contractual arrangements, our ability to conduct these businesses may be negatively affected. We generate the majority of our revenues from products and services that are offered to customers through our mobile apps and websites and any interruption in our ability to use our mobile apps and websites may have a material and adverse effect on our financial condition and results of operations.

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of Suqian Juhe. Mr. Qin Miao, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of the other significant consolidated variable interest entities. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is chief executive officer of JD Technology, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer.

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause the consolidated variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and the consolidated variable interest entities, which would have a material and adverse effect on our ability to effectively control the consolidated variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the consolidated variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. We rely on Mr. Liu to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Jingdong Century for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jingdong Century or any other relevant PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with the consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Contractual arrangements in relation to the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in the Chinese mainland may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in the Chinese mainland through our PRC subsidiaries and the consolidated variable interest entities. We may make loans to our PRC subsidiaries and the consolidated variable interest entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland.

Any loans to our wholly foreign-owned subsidiaries in the Chinese mainland, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in the Chinese mainland to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the consolidated variable interest entities or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to two point five times of their respective net assets.

Moreover, any medium or long-term loan to be provided by us to the consolidated variable interest entities or other domestic PRC entities must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in the Chinese mainland by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we may not be able to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in the Chinese mainland and the consolidated variable interest entities in the Chinese mainland. Meanwhile, we may not be able to finance the activities of the consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the consolidated variable interest entities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our wholly foreign-owned subsidiaries in the Chinese mainland. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated variable interest entities when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual arrangements in relation to the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities deem the transactions between the PRC subsidiaries and the consolidated variable interest entities in China, and their respective shareholders were not entered into on an arm’s-length basis and resulted in deferral or underpayment in taxes, they are entitled to make special tax adjustments which might result in the increase of the variable interest entities’ tax liabilities. If the tax authorities conduct special tax adjustments, they might impose interest charges for the underpaid taxes. Our financial position could be adversely affected if the consolidated variable interest entities’ tax liabilities increase or if they are required to pay interest charge.

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

Meanwhile, the Implementation Rules to the FIL came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the FIL. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the consolidated variable interest entities through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.

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

While the Chinese economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or equitable across sectors. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may not have the same effect on us.

In addition, the global macroeconomic environment is facing challenges. For example, health epidemics have caused significant downward pressure for the global economy. Furthermore, geopolitical tension and conflicts, energy crisis, inflation risk, interest rate increases, instability in the financial system, and the tightening of monetary policy by the U.S. Federal Reserve impose new challenges and uncertainties on the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and the consolidated variable interest entities in the Chinese mainland. Our operations in the Chinese mainland are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in the Chinese mainland. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation and enforcement of many laws, regulations and rules may involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

We only have control over our websites through contractual arrangements. We do not own the websites in the Chinese mainland due to the restriction of foreign investment in businesses providing value-added telecommunication services in the Chinese mainland, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

New laws and regulations may be promulgated that will regulate internet activities, including online retail and internet information service. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties. For example, pursuant to the Internet Information Service Algorithmic Recommendation Management Provisions, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022, algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions and main operating mechanisms of the algorithm recommendation services. The algorithmic recommendation service providers shall not (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. Algorithm recommendation service providers selling goods or providing services to consumers shall also protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable, differentiated treatment based on consumers’ preferences, purchase behavior or such other characteristics. In the course of our business operations, we collect information of our customers and users, and algorithmic recommendation service is used in our business. We may have to spend much more personnel cost and time evaluating and managing the risks and challenges in connection with the algorithmic recommendation service used in our ordinary business course to avoid any failure to comply with these regulations. Any failure to comply with Algorithm Recommendation Provisions may result in administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, or suspending us from posting new information, suspension of business or even criminal liabilities, all of which may materially and adversely affect our business and results of operations.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Jingdong 360, one of the consolidated variable interest entities, holds an ICP license and operates our www.jd.com website. Jingdong 360 owns the relevant domain names and registered trademarks and has the necessary personnel to operate such website.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abuse of market dominance, concentration of undertakings, and abuse of administrative powers that eliminate or restrict competition. The Anti-Monopoly Guidelines for Internet Platforms prohibit certain monopolistic acts of internet platforms to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance. Notably, the Anti-Monopoly Guidelines for Internet Platforms provides that any concentration of undertakings involving variable interest entities fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator must report such concentration of undertakings to the Anti-Monopoly Law of PRC (the “Anti-Monopoly Law”) enforcement agency under the State Council in advance. Therefore, acquisitions of other entities that we have made before or may make in the future (whether by ourselves, our subsidiaries or through the consolidated variable interest entities) and that meet the criteria for declaration, may be required to be reported to and approved by the Anti-Monopoly Law enforcement agency, and we may be subject to penalty including, but not limited to, a fine of no more than RMB500,000 if we fail to comply with such requirement, and in extreme case may be ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer the business within a prescribed time or to take any other necessary measures to return to the pre-concentration status. In March 2021, SAMR imposed on us a fine of RMB500,000 for failing to file a prior notification of concentrations of undertaking for a prior acquisition we did. In addition, SAMR has conducted a survey of prior acquisitions by internet platforms that may involve failure to file prior notifications of concentrations of undertaking. We were subsequently imposed for a fine of RMB500,000 for each of the five additional instances on such basis since 2021. We cooperated with SAMR on this front and kept written and oral correspondence with SAMR. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on certain unfair competition acts, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As of the date of this annual report, we have completed such self-inspection and have not received any further inquiry from the relevant governmental authorities. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, it would be difficult to estimate its specific impact on our business, financial condition, result of operations and prospects. We may receive more similar inquires going forward and cannot assure you that our business operations comply with the regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. On June 24, 2022, the Standing Committee of the National People’s Congress issued the amended Anti-Monopoly Law, which increases the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The newly amended Anti-Monopoly Law also specifies that the relevant authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the interpretation and implementation of the newly amended Anti-Monopoly Law. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other Anti-Monopoly Laws and regulations may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and Class A ordinary shares. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Cybersecurity Review Measures, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the Draft Measures for Internet Data Security for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. It remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in the Chinese mainland are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in the Chinese mainland given the different levels of economic development in different locations. The relevant government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Although almost all of our PRC operating entities incorporated in various locations in the Chinese mainland have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register some operating offices as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2022, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We may be required to register those operating offices outside of the residence addresses of our relevant PRC entities as branch offices under PRC law. As of the date of this annual report, we were able to register branch offices in all of the important locations where we had meaningful presence. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in the Chinese mainland are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion.

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

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB2,545 million, RMB2,482 million and RMB2,773 million (US$402 million) financial incentives from local governments relating to our business operations in 2020, 2021 and 2022, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

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

We believe that none of JD.com, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10.E Additional Information—Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that JD.com, Inc. or any of its subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, they would be subject to a 25% enterprise income tax on their global income. If these entities derive income other than dividends from their wholly-owned subsidiaries in the PRC, a 25% enterprise income tax on their global income may increase our tax burden. If JD.com, Inc. or any of its subsidiaries outside of China is classified as a PRC resident enterprise, dividends paid to it from its wholly-owned subsidiaries in China may be regarded as tax-exempted income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the PRC Enterprise Income Tax Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC income tax purposes.

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

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the highest and lowest closing prices of our ADSs on Nasdaq in 2022 were US$76.36 and US$36.66, respectively. Likewise, the highest and lowest closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2022 were HK$306.2 and HK$141.8, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States in early 2020, which may have a material and adverse effect on the trading price of our Class A ordinary shares and/or ADSs.

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

On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over the next 24 months through March 17, 2022. On December 29, 2021, our board of directors approved modifications to the share repurchase program adopted in March 2020, pursuant to which the repurchase authorization has increased from US$2.0 billion to US$3.0 billion and has been extended until March 17, 2024. From March 17, 2020 to the date of this annual report, we repurchased approximately 20.3 million ADSs at a weighted average price of US$63.67 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline. As of February 28, 2023, we had 3,147,816,729 ordinary shares issued and outstanding, comprising of (i) 2,761,442,006 Class A ordinary shares (excluding the 31,856,338 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 386,374,723 Class B ordinary shares. The remaining authorized but unissued Class A ordinary shares and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

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

We are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands. We primarily conduct our operations in the Chinese mainland and substantially all of our assets are located in the Chinese mainland. In addition, our directors and executive officers, and some of our experts reside within the Chinese mainland, and most of the assets of these persons are located within the Chinese mainland. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon us or these persons, or to bring an action against us or against these persons in the United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our current memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company beneficially owned through a trust wholly-owned by our chairman, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of February 28, 2023, Mr. Liu beneficially owned 73.9% of the aggregate voting power of our company, including 3.5% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. In addition, our current memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

Although the law in this regard is unclear, we treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of the consolidated variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2022 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2022, and we do not expect to be classified as a PFIC in the current taxable year or the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

We are exposed to risks associated with the potential spin-off of one or more of our businesses. On December 8, 2020, we completed the spin-off and listing of JD Health, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On May 28, 2021, we completed the spin-off and listing of JD Logistics, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On March 30, 2023, each of JD Property and JD Industrials, through their respective joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, their respective shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when any of the proposed listings may take place. We may continue to explore the ongoing financing requirements for our various other businesses and may consider a spin-off listing for one or more of those businesses. We cannot assure you that any spin-off will ultimately be consummated, any such spin-off will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange or other equivalent regulatory agencies. In the event that we proceed with a spin-off, our interest in the entity to be spun-off (and its corresponding contribution to the financial results of our company) will be reduced accordingly.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at 0.13% (rounded up to the nearest dollar) on the value of the transaction, on both the buyer and the seller.

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

The significant subsidiaries that conduct business operations in China include, among others, the following:

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

Our Strategic Cooperations

Strategic Cooperation with Tencent

On March 10, 2014, we acquired certain e-commerce businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China, including social communications, online games and digital content and payment. Under the strategic partnership, Tencent offers us prominent access points in its mobile apps Weixin and Mobile QQ and provide us with traffic and other support from other key platforms, which has helped us generate mobile user traffic from Tencent’s large mobile user base and enhance our customers’ mobile shopping experience. The two parties agree to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement applies within the territory of China. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any retail or managed marketplace business model in physical goods e-commerce businesses in China and a few selected international markets for a period of eight years, other than through its controlled affiliate Shanghai Icson E-Commerce Development Company Limited, or Shanghai Icson.

On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent continued to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies continued to cooperate in a number of areas including communications, advertising and membership services, among others. Such traffic support, advertising spending and other cooperation amounted to over US$800 million, which was paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined dates during the subsequent three-year period, of which 8,127,302, 2,938,584 and 1,914,998 of our Class A ordinary shares were issued in May 2019, May 2020 and June 2021, respectively. The issuance of Class A ordinary shares of US$250 million formed part of the total amount of US$800 million that was paid or spent for the traffic support, advertising and other cooperation from Tencent under the strategic cooperation agreement.

On March 25, 2022, Tencent completed a distribution of approximately 460 million Class A ordinary shares of our company owned by Tencent to its shareholders. Following the distribution, Tencent’s shareholding in us was below 5% pursuant to a 13G amendment file by Tencent Holdings Limited and Huang River Investment Limited with the SEC on March 30, 2022 and the shareholders of Tencent who receive our shares in the distribution have become our shareholders. We and Tencent continue to maintain our mutually beneficial business relationship, including our ongoing strategic partnership agreement. On June 29, 2022, we renewed the strategic cooperation agreement with Tencent for another period of three years. Tencent continues to offer us prominent Level I and Level II access points on its Weixin platform to provide traffic support, and we also continue to cooperate in a number of areas including communications, technology services, marketing and advertising, and membership services, among others. The value of such cooperation is to be paid or spent in cash and in the form of our shares combined over the next three years. As a part of the total consideration, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a consideration of up to US$220 million by reference to prevailing market prices at certain pre-determined dates during the three-year period, of which 2,164,326 of our Class A ordinary shares were issued in July 2022. The two parties are leveraging this mutually beneficial partnership to provide better and more convenient shopping experience for users.

Strategic Cooperation with Walmart

In June 2016, we entered into a series of agreements with Walmart Inc., or Walmart, in relation to our strategic alliance, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares, representing approximately 5% of our total issued and outstanding shares on a fully diluted basis at the time. As of February 28, 2023, Walmart held Class A ordinary shares representing approximately 9.2% of our total issued and outstanding shares. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites. We have collaborated with Walmart on e-commerce, including launching Sam’s Club Flagship Store and Walmart Flagship Store on www.jd.com website, as well as Sam’s Club Global Flagship Store, Walmart Global Flagship Store, ASDA Flagship Store and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide and a one-hour delivery service from Walmart Stores and Sam’s Clubs in select cities through the JD Daojia app. As part of the strategic alliance, we also entered into an eight-year non-compete arrangement with Walmart, subject to certain conditions and exceptions.

Developments of Our Subsidiaries

JD Logistics

JD Logistics is a leading technology-driven supply chain solutions and logistics services provider, and its shares are listed on the Main Board of the Hong Kong Stock Exchange. JD Logistics has been operating as an internal logistics department of us since 2007 and as a stand-alone business segment since April 2017. JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers, covering regular and specialized items. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics raised from the global offering in connection with the listing in Hong Kong approximately RMB22.9 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses. JD Logistics remains our consolidated subsidiary after its listing.

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

In March 2022, JD Logistics entered into a series of agreements in relation to the proposed acquisition of Deppon Logistics Co., Ltd (“Deppon”). Pursuant to the transaction agreements, JD Logistics would acquire approximately 99.99% of the equity interest in Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited, or Deppon Holdco, which in turn holds a total of approximately 66.50% of the issued share capital of Deppon, for a total consideration of approximately RMB9.0 billion. On July 26, 2022, JD Logistics completed the acquisition of more than 50% equity interest in Deppon Holdco, being the first tranche of the staggered acquisition arrangement. As a result, Deppon Holdco (including Deppon and its subsidiaries) has become a subsidiary of JD Logistics, and its financial results, except for that of certain excluded business, have been consolidated into JD Logistics’s consolidated financial statements. On March 25, 2022, JD Logistics entered into a placing agreement, pursuant to which JD Logistics had agreed to issue 150,500,000 of its ordinary shares to a group of third-party investors for a total purchase price of approximately US$398 million in a placement (the “JDL Placement”). Concurrently, through our wholly-owned subsidiary, we had entered into a subscription agreement with JD Logistics, pursuant to which the subsidiary had agreed to subscribe for, and JD Logistics had agreed to issue 261,400,000 ordinary shares of JD Logistics, at the same per share price for the JDL Placement, for a total purchase price of approximately US$692 million in cash (the “JD Subscription”). On April 1, 2022, the JDL Placement was completed in accordance with the terms and conditions of the placing agreement. The net proceeds from the placing amounted to approximately HK$3,102 million. On May 26, 2022, the JD Subscription was completed, upon which we maintained our shareholding in JD Logistics at more than 63% and continued to consolidate JD Logistics’s financial results into our financial statements.

JD Health

JD Health is one of the largest online healthcare platforms in China, the shares of which are listed on the Main Board of Hong Kong Stock Exchange. JD Health is also pioneering the digitalization and transformation of the healthcare industry. Over the past few years, JD Health is building a comprehensive “Internet + healthcare” ecosystem, providing pharmaceutical and healthcare products and internet healthcare services to the customers. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from the global offering in connection with the listing in Hong Kong approximately RMB25.7 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses. JD Health remains our consolidated subsidiary after its listing.

JD Property

In 2018, we established JD Property, our infrastructure asset management and integrated service platform for developing and managing modern infrastructure to support JD Logistics and third parties.

On March 10, 2021, JD Property entered into definitive agreements for its non-redeemable series A preference share financing with co-lead investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. In March 2022 and June 2022, JD Property entered into definitive agreements for its non-redeemable series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round was approximately US$800 million. We remain to be the majority shareholder of JD Property after the two rounds of financings. On March 30, 2023, JD Property, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place.

On September 1, 2021, JD Property entered into a sale and purchase agreement in relation to the acquisition of CNLP, pursuant to which JD Property conditionally agreed to acquire 916,488,000 shares of CNLP, representing approximately 26.38% of the issued share capital of CNLP, for a total consideration of approximately HK$3,986.7 million in cash, representing a value of HK$4.35 per share. CNLP is principally engaged in the leasing of storage facilities and the related management services in the PRC. The transaction was completed on January 28, 2022, upon which JD Property had accumulatively acquired 1,286,011,999 shares of CNLP, representing approximately 37.02% of the issued share capital of CNLP. On March 1, 2022, immediately following the resignation of certain members of the board of directors of CNLP, it was deemed that JD Property had gained control of CNLP and hence CNLP became a consolidated subsidiary of JD Property. In May 2022, JD Property had received valid acceptance of more than 90% of the offer shares and disinterested shares respectively, which satisfied the condition for compulsory acquisition of the remaining shares of CNLP. JD Property subsequently exercised its rights pursuant to Section 88 of the Companies Act (2021 Revision) of the Cayman Islands to acquire the remaining shares of CNLP on the same terms as the initial share purchase. CNLP also repurchased and canceled all of its outstanding convertible bonds. On July 14, 2022, JD Property completed the acquisition and privatization of CNLP, and CNLP became a wholly-owned subsidiary of JD Property. The listing of CNLP was subsequently withdrawn from the Hong Kong Stock Exchange on July 15, 2022. In addition, CNLP completed the repurchase and cancellation all of its HK$1,109 million 6.95% convertible bonds due 2024 (the “2024 Convertible Bonds”) listed on the Hong Kong Stock Exchange on July 18, 2022, and the listing of the 2024 Convertible Bonds was withdrawn on July 26, 2022.

JD Industrials

In April and December 2020 and March 2023, JD Industrials, our subsidiary which is the leading industrials supply chain technology and service provider in China, entered into definitive agreements for non-redeemable series A, series A-1 and series B preference share financing (“JD Industrials Series A, A-1 and B Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industrials Series A, A-1 and B Preference Shares was approximately US$545 million. Upon completion of these financings, we hold approximately 78% of the issued and outstanding shares of JD Industrials. On March 30, 2023, JD Industrials, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place.

Jiangsu Five Star

In April 2019, we completed an investment in Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China. We acquired 46% of Jiangsu Five Star’s total shares from its existing shareholder for a total purchase price of RMB1.27 billion with a combination of cash and assumption of the seller’s debt. Following this investment, we and Jiangsu Five Star leverage each other’s industry expertise and strength to explore new growth opportunities in the area of omni-channel strategy and aim to provide consumers with a fully-integrated, smart online and offline shopping experience. In addition, we provided a loan of approximately RMB1.02 billion to the seller. We are also entitled to certain collateral and investor rights pursuant to the related definitive agreements. In the second quarter of 2020, we further acquired 54% equity interest and consolidated Jiangsu Five Star by converting the loan of RMB1.02 billion and assuming the seller’s RMB428 million debt owed to Jiangsu Five Star.

Dada

Dada is a Nasdaq-listed company and a leading local on-demand delivery and retail platform in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories.

In April 2016, we completed the transaction with Dada, pursuant to which our online-to-offline business, JD Daojia, became a subsidiary of Dada and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. In December 2017, we exercised our warrant to acquire additional preferred shares of Dada. In August 2018, in conjunction of Dada’s Series F round financing with Walmart, we further invested US$180 million to acquire the newly issued preferred shares of Dada. We have formed an extensive cooperation relationship with Dada, as its local on-demand delivery and retail capabilities support our innovative projects and omni-channel strategy, together bringing consumers the most convenient and advanced shopping experience. In June 2020, the ADSs of Dada commenced trading on the Nasdaq Global Select Market under the symbol “DADA.”

On March 22, 2021, we, through a subsidiary, entered into a share subscription agreement with Dada, and further entered into an amendment to share subscription agreement on February 25, 2022, At closing that occurred on February 28, 2022, Dada issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada, pursuant to which we will provide certain strategic resources to Dada. Immediately following the closing, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. As of December 31, 2022, we owned approximately 53% issued and outstanding shares of Dada.

Our Major Investments

JD Technology

Since 2017, JD Technology has made remarkable progress in the field of digital technology and is now a leading technology service provider in China, enabling corporates and organizations across industries to achieve digitalization and intelligentization and fueling their growth through accessible financial solutions. In June 2020, we entered into agreements with JD Technology, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting our profit sharing right pursuant to the framework agreement between us and JD Technology and investing additional RMB1.78 billion in cash in JD Technology. The framework agreement, including the profit-sharing arrangement between JD Technology and us, was terminated, and JD Technology has become our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth the rights of JD as a shareholder. Pursuant to these agreements, we continue to enjoy substantially all the rights that we had under the framework agreement; provided that certain rights such as the right to liquidity event payment had been terminated upon our conversion of the profit sharing right into equity interest in JD Technology. Pursuant to these agreements, certain of our rights under these agreements should be terminated immediately the day before JD Technology submits its application for an initial public offering. These rights, however, will be restored in the event the initial public offering application is rejected by the relevant authorities or withdrawn by JD Technology.

In addition, on June 20, 2020, the shareholders of JD Technology passed a unanimous resolution to restructure JD Technology as a company limited by shares and adopt the dual class voting structure. The shares held by Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan Equity Investment Center (Limited Partnership), or Suqian Linghang Fangyuan, an entity controlled by Mr. Liu, were entitled to ten votes per share, while Mr. Liu and Suqian Linghang Fangyuan must abstain from voting on any related party transaction with JD Technology. As a result of this dual class voting structure, as of February 28, 2023, we held approximately 22.1% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 52.4% of the total voting power of JD Technology.

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

Yonghui

In August 2015, we entered into definitive agreements with Yonghui, pursuant to which we subscribed for newly issued ordinary shares of Yonghui with a consideration of RMB4.23 billion. In May 2018, we made an additional investment of RMB1.2 billion to acquire additional ordinary shares from the existing shareholders of Yonghui. In 2020, we made further investment of RMB1.0 billion to acquire additional ordinary shares from the existing shareholders of Yonghui. As of December 31, 2022, we held approximately 13% of Yonghui’s issued and outstanding ordinary shares. In addition, we have formed a strategic partnership with Yonghui to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in online-to-offline initiatives and other areas of potential strategic cooperation.

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

ATRenew (formerly known as AiHuiShou)

In June 2019, we completed an investment of approximately RMB3.38 billion in ATRenew, a leading pre-owned consumer electronics transactions and services platform in China. In connection with this investment, we merged our Paipai Secondhand business with and into ATRenew with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of ATRenew. In September and December 2020, we completed additional investments of RMB401 million in cash in ATRenew. In addition, we made an additional investment of RMB129 million in ATRenew in April 2021 and RMB321 million to acquire its ADSs in connection with its initial public offering in June 2021. The ADSs of ATRenew commenced trading on the New York Stock Exchange in June 2021. As of December 31, 2022, we owned approximately 33% issued and outstanding shares of ATRenew.

Xingsheng

In December 2020, we invested approximately US$700 million to purchase newly issued preferred shares of Xingsheng. Xingsheng is a leading community group buying e-commerce platform that serves community families with fresh foods and daily necessities.

B.	Business Overview

Overview

We are a leading supply chain-based technology and service provider. We generated total net revenues of RMB745.8 billion, RMB951.6 billion and RMB1,046.2 billion (US$151.7 billion) in 2020, 2021 and 2022, respectively. We generated net income of RMB49.3 billion in 2020, and incurred net loss of RMB4.5 billion and generated net income of RMB9.7 billion (US$1.4 billion) in 2021 and 2022, respectively.

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

We operate online retail and marketplace e-commerce businesses. In our online retail business, we purchase products from suppliers and sell them directly to our customers. We offer a wide range of product categories through our online retail business, including electronics products, home appliances and a large variety of other general merchandise categories. We have established strong relationships with our suppliers as our online retail business grows rapidly over time. As of December 31, 2022, we sourced products from over 45,000 suppliers.

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

We are exploring a variety of omni-channel initiatives to meet our customers’ ever-growing demand. We believe we are well-positioned to empower traditional offline retailers by capitalizing on our strong online presence, industry know-how and omni-channel technology and systems. We collaborate with Walmart on e-commerce by launching Walmart and Sam’s Club Flagship Stores on our platform and providing fulfillment solutions to them. Through our strategic partnership with Dada, a leading local on-demand delivery and retail platform in China, whose financial results were consolidated by us since February 28, 2022, Dada has been cooperating with JD Logistics to provide our customers with on-demand and last-mile delivery services of a wide selection of grocery and other fresh products through JD Daojia. We are also exploring in the offline retail market through 7FRESH, our offline fresh food markets, experimenting on the omni-channel model.

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

Logistics Services

We made our strategic decision in 2007 to invest in and build our own nationwide fulfillment infrastructure. As of December 31, 2022, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,500 warehouses with an aggregate gross floor area of over 30 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In addition, we had a team of 362,171 warehouse and delivery personnel as of December 31, 2022. Our value proposition is to empower our customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. We help our customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. Our solutions are powered by our proprietary technology, industry know-how and insights of product merchandizing.

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

To further enhance customer engagement and customer experience, we will continue to widen our product selection and improve personalization and other features on our platform. We plan to extend online and offline retail scenarios and develop innovative retail channels to better meet evolving customer demand, enhance our touch points with customers and increase our wallet share over time. In addition, we will further penetrate into lower-tier cities where hundreds of millions of consumers have growing but underserved demand for quality products and upgraded services. We will continue to execute tailor-made customer acquisition strategy and offer compelling value-for-money products through more targeted channels. We will continue to invest in our fulfillment infrastructure to better serve customers in lower-tier cities. We also plan to prudently explore growth opportunities in overseas markets through organic growth, strategic collaboration, and selective investments and acquisitions.

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

JD Retail

Online Retail

In our online retail business, we acquire products from suppliers and sell them directly to customers. We believe we have the largest online product review database of any online retail company in China with approximately 10.5 billion product reviews generated by our customers as of December 31, 2022. As we now offer a wide range of product categories through our online retail business model, net revenues from electronics products, which include computers, mobile handsets and other mobile digital products, and home appliances, have declined as a percentage of our total net revenues. As of December 31, 2022, we sourced products from over 45,000 suppliers. We believe that large scale and market leading position are critical to success in the online retail market in China and can provide important competitive advantages to us.

Online Marketplace

In our online marketplace business, third-party merchants offer products to customers on our online marketplace and pay us sales commissions. We launched our online marketplace in October 2010 and have been adding new products and services, including premium international brands, since then.

We provide transaction processing and billing services on all orders placed on our online marketplace and require third-party merchants to meet our strict standards for authenticity and reliability. We monitor third-party merchants’ performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality customer service. We tag certain top stores on our platform as “JD Haodian (京东好店),” based on each third-party merchant’s quality of service during the entire purchase process. Such certification can help the top third-party merchants improve their sales volumes on the platform. Furthermore, it sets a benchmark to encourage other third-party merchants to improve their quality of service. We aim to offer customers the same high-quality customer experience regardless of the source of the products they choose.

Omni-channel Initiatives

We are exploring a variety of omni-channel integration opportunities and innovative business models.

We believe we are well-positioned to provide omni-channel solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging our strategic partnership with Dada, a leading local on-demand delivery and retail platform in China. Dada has partnered with a large number of well-known chain retailers and many first-tier international and domestic FMCG (fast-moving consumer goods) brands by leveraging Dada’s crowd-sourcing delivery network. Dada has been cooperating with JD Logistics to provide fast on-demand delivery services for merchants and consumers. In 2021, we and Dada formed a strategic partnership with ASUS, a global technology leader, launching more than 150 ASUS stores on JD Daojia (JDDJ) and “Shop Now”, our new on-demand consumer retail section. Leveraging this partnership, we will further accelerate the digital transformation of physical stores to improve the offline shopping experience for computer and digital products, including the extension of “one-hour delivery” service to all ASUS offline stores in China.

On March 22, 2021, we, through a subsidiary, entered into a share subscription agreement with Dada, and further entered into an amendment to share subscription agreement on February 25, 2022, under which Dada issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada, pursuant to which we will provide certain strategic resources to Dada, at a closing that occurred on February 28, 2022. Immediately following the closing, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. Our increased investment in Dada will facilitate both sides to promote the expansion of on-demand delivery and retail, as well as omni-channel collaboration. This is expected to help our company to further diversify its retail services, enable its business partners to improve their operating efficiency, and deliver better services for its consumers.

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

JD Logistics

JD Logistics is the leading technology-driven supply chain solutions and logistics services provider in China. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers, covering regular and specialized items. JD Logistics’s value proposition is to empower customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. JD Logistics helps customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. The solutions are powered by proprietary technology, industry know-how and insights of product merchandizing. As of December 31, 2022, JD Logistics operated over 1,500 warehouses, which covered an aggregate gross floor area of over 30 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In the second quarter of 2020, JD Logistics launched a new Asia No.1 warehouse in Langfang, Hebei Province, near Beijing, equipped with the first automated storage and retrieval system for bulky items in Asia’s e-commerce industry, greatly improving efficiency in handling items including air conditioners, refrigerators and furniture.

JD Property

JD Property is a leading and the fastest-growing platform for developing and managing modern infrastructure, consisting primarily of logistics parks, as well as business parks and others, in China and Asia. JD Property has unique advantages to secure scarce land resources as we continue to help boost economies across China through creating employment opportunities and contributing tax, among others. JD Property aims to develop its logistics asset portfolios while maintaining strong capital discipline. With the expansion of our asset portfolios, we have adopted a capital recycling strategy through our fund management platform and other partnerships. We believe this strategy will help further expand our asset portfolios, minimize our related future capital expenditures and enhance our returns. As of December 31, 2022, JD Property manages properties with a total gross floor area of approximately 23 million square meters.

On March 10, 2021, JD Property entered into definitive agreements for the non-redeemable series A preference share financing with co-lead investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. We have remained the majority shareholder of JD Property after the completion of this transaction. In March 2022 and June 2022, JD Property entered into definitive agreements for its non-redeemable series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round was approximately US$800 million. We remained the majority shareholder of JD Property after the completion of two rounds of financing. It is expected that the financing will facilitate JD Property’s business expansion and model transformation, and further strengthen its infrastructure property management capabilities, so as to further enhance its leading position in China’s modern logistics infrastructure industry.

On March 1, 2022, JD Property was deemend to have gained control of CNLP and hence CNLP became a consolidated subsidiary of JD Property. On July 14, 2022, JD Property completed the acquisition and privatization of CNLP. As a result, CNLP has become a wholly-owned subsidiary of JD Property. See “Item 4.A. Information on the Company—History and Development of the Company—Developments of Our Subsidiaries—JD Property” for details.

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

On JD Logistics side, we have been strengthening our technological innovation and applications in various aspects of supply chain solutions and logistics services, including automation, digitalization and intelligentization. Our proprietary technologies include both hardware and software technologies that are seamlessly integrated. As of December 31, 2022, we were entitled to over 12,500 patents and computer software copyrights (including applications thereof), of which approximately 5,000 are related to our automation and unmanned technologies. We have also built a large team of over 4,600 research and development professionals. We apply technology to each key part of the supply chain, combining pre-planning, implementation, intelligent decision-making and post-operation management to deliver customer experience and overall efficiency. Equipped with these proprietary technologies, we have built a comprehensive smart logistics system capable of service automation, operation digitalization and intelligent decision-making. In January 2021, JD Logistics was selected by INFORMS as one of the seven finalists for the 50th annual Franz Edelman Award for Achievement in Advanced Analytics, Operations Research and Management Science, the world’s most prestigious award for achievements in the practice of analytics and operations research. Along with other seven world-leading enterprises including Amazon, JD.com, Inc. was recognized for its advanced research and self-developed “unmanned” warehouse scheduling system. JD.com, Inc. is among the few Chinese companies that were selected as finalists in the history of the award.

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

JD Health

JD Health is one of the largest online healthcare platforms in China. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” The number of average daily consultations exceeded 300,000 in 2022, a solid growth momentum from last year. As a leading online healthcare platform, JD Health’s mission is to become the go-to health management platform for everyone in China. Its strategic position is to create a technology-driven platform that centers on the supply chain of pharmaceutical and healthcare products and is strengthened by healthcare services, encompassing a user’s full life span for all healthcare needs. It is committed to offering users easily accessible, convenient, high-quality yet affordable pharmaceutical and healthcare products. To achieve this goal, JD Health has built a one-stop online health management platform to create greater value for all participants in the healthcare value chain, and will continue to expand its core businesses, retail pharmacy business and online healthcare services, through utilizing AI, big data, cloud computing and other advanced technology.

JD Industrials

JD Industrials is the leading industrial supply chain technology and service provider in China. Through transformational end-to-end industrial supply chain digitalization, it help its customers increase supply chain reliability, reduce costs, and enhance efficiency.

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

Each of these categories is further divided into numerous subcategories to facilitate browsing. In building up our product offerings, we focus on quality as well as quantity. Due to our nationwide reach and our efficient fulfillment system, suppliers often choose us to launch new products that they expect will be in high demand, and we often act as the preferred distributor for a period of days or weeks when a hot new product first becomes available for sale to the public. Our gross merchandise value, or GMV, increased by 5.6% in 2022 as compared to 2021. “GMV” are to the total value of all orders for products and services placed in our online retail business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our mobile apps and websites as well as orders placed on third-party mobile apps and websites that are fulfilled by us or by our third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts. We believe that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period. Therefore, it should not be used as a financial metric or industry and peer comparisons.

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our content-rich and user-friendly mobile apps and website www.jd.com. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, customized product recommendations, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed apps and features adapted for mobile internet users. We currently offer mobile access through our mobile website m.jd.com and our various iOS and Android mobile apps. As part of our strategic partnership with Tencent, we launched level 1 access on Tencent’s Weixin and direct access on Tencent’s Mobile QQ, whereby Tencent users can easily access our product offerings and have an enjoyable mobile shopping experience. Over 90% of orders fulfilled were placed through our mobile apps in 2022.

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

Interactive user community to enhance customer engagement and loyalty. Our mobile apps and websites contain a large volume of helpful user-generated and professionally-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings. We believe that we have the largest online product review database of any online retail company in China, with approximately 10.5 billion product reviews generated by our customers as of December 31, 2022, which benefits our customers, suppliers and third-party merchants.

We also encourage third-party merchants to generate content and promote their products through livestreams and short videos on our platform to better interact with our customers.

Targeted product recommendations to satisfy personalized demands. We have made progress in personalized recommendations, leveraging our cutting-edge technologies to provide an individualized shopping experience for each of our customers. We identify customers’ demands and make more accurate recommendations based on comprehensive algorithms, which are derived from a large volume of data about customer behavior and preferences.

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

In 2022, we further strengthened our brand image of offering hassle-free services to our customers. Combining unique service capabilities from our retail business and our third-party merchants, we provide our customers with customized services for different product categories. Our services cover the entire purchasing process and include over 60 types of services such as instant refunds, repair by exchange program, home-delivery of replacements, and extended price protection services for selected retail products, among other offerings. The service offering aims to facilitate consumers’ purchase decisions by providing trustworthy and guaranteed services. In 2022, we continued to invest in smart services and leveraged our advanced AI and deep learning technologies to more efficiently resolve the high volume of customer inquiries without sacrificing the customer experience. We also leveraged our cutting-edge technologies and smart systems to analyze a large volume of customer feedback and alerted third-party merchants in advance regarding potential customer service issues, helping third-party merchants to improve their service quality for our customers.

24-7 customer service centers. We operate 24-7 customer service centers in Suqian, Yangzhou, Chengdu, Wuhan and Datong, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints via various channels such as phone calls, online written instant messengers, JD official accounts on Weixin and Weibo, and through email. As of December 31, 2022, we had over 16,000 customer service representatives at the Suqian, Yangzhou, Chengdu, Wuhan and Datong centers.

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

Membership program. We have established a membership program to cultivate customer loyalty and encourage our customers to make repeat purchases. We continued to promote “JD Plus”, a premium paid membership program. JD Plus offers benefits including extra rebates, coupons, exclusive prices on selected product offerings, free shipping and return services, VIP customer services, PLUS DAY promotion events, online medical consultation and JD E-book unlimited access designed specifically for JD Plus members. JD Plus also partnered with content and lifestyle service providers such as Tencent Video, iQiyi, Ctrip, among others, providing JD Plus members with greater benefits. In addition to our JD Plus, we also have a customer value system, “Joy Score (京享值)”, which takes into account various indicators, such as consumer behavior, interaction, credit ratings, among others, to determine a comprehensive and dynamic score for each consumer. The customers with different level of “Joy Score” can enjoy free loyalty programs. For instance, customer with “Joy Score” beyond certain threshold could enjoy a rebate for the plus membership fee. We also provide a variety of free premium services, such as local service, fast refund channel and VIP after-sale service, to enhance customer experience and engagement. We believe JD Plus membership program and “Joy Score” value system can effectively cultivate customer loyalty and enhance the shopping experience and consumer engagement.

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

Payment

Online payment. Various kinds of online payment methods are offered to customers at the time they place their orders, such as Weixin Pay, JD Pay and UnionPay. Customers chose online payment approximately 99% of the time in 2022.

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

Merchandise Sourcing

In our online retail business, we sourced products from over 45,000 suppliers as of December 31, 2022. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2022.

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

Nationwide Fulfillment Infrastructure.

We have built a nationwide fulfillment infrastructure. As of December 31, 2022, our warehouse network covered almost all counties and districts across China, consisting of over 1,500 warehouses operated by us and over 2,000 cloud warehouses operated by third-party warehouse owner-operators under our Open Warehouse Platform. As of December 31, 2022, our warehouse network had an aggregate GFA of over 30 million square meters, including the GFA of the cloud warehouses under our Open Warehouse Platform. We deliver a majority of the orders directly to customers ourselves. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers during peak seasons to supplement our delivery force. Third-party merchants also use third-party couriers if they do not use our delivery services.

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

At the infrastructural level, during the two major online shopping events in 2022, JD Cloud platform had a solid operational performance by recording 99.95% of service level agreements (SLAs) and having zero outages.

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

With the increasing popularity of mobile internet-enabled devices, over 90% of our orders fulfilled were placed through our mobile apps in 2022. In order to further improve the customer experience and increase user engagement on the mobile internet, we are exploring cooperation opportunities with many business partners on the mobile side. In addition, we have formed strategic partnerships with a number of major internet companies in China, aiming at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB27.2 billion, RMB38.7 billion and RMB37.8 billion (US$5.5 billion) of marketing expenses in 2020, 2021 and 2022, respectively.

Competition

The online retail industry in China is intensely competitive. Our current or potential competitors include (i) major e-commerce companies in China that offer a wide range of general merchandise product categories, such as Alibaba Group, which operates taobao.com and tmall.com, and (ii) major traditional retailers in China that are moving into online retailing, such as Suning Appliance Company Limited, which operates suning.com. We also face competition from online retail companies in China focused on specific product categories and from physical retail stores, including big-box stores that also aim to offer a one-stop shopping experience.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2022, we owned over 3,300 computer software copyrights in China relating to various aspects of our operations and maintained over 24,700 trademark registrations inside China and over 4,700 trademark registrations outside China. We had approximately 32,300 trademark applications inside China and over 6,700 outside China. As of December 31, 2022, we had approximately 6,300 patents granted in China, over 450 patents granted outside China, approximately 18,500 patent applications pending in China and approximately 2,200 patent applications pending outside China. As of December 31, 2022, we had registered over 8,200 domain names. Our registered domain names include jd.com, jdl.cn and jdhealth.com, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 95 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

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

On April 19, 2021, we published our first ESG report, which highlights our long-term approach to ESG initiatives. Since then, we have been proactively publishing ESG report on an annual basis. These reports capture our corporate social responsibility strategic framework, which is centered on using digitally intelligent supply chain to cover three pillars: boosting the real economy, improving social efficiency and enhancing environmental friendliness.

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

On low-carbon and green supply chain, we replace traditional fuel-combustion trucks with new energy vehicles, leading to the development of green transportation. As of the end of 2022, JD Logistics has launched new energy vehicles in 7 regions across China, reducing at least 400,000 tons of carbon dioxide emissions per year. We use big data to carry out real-time optimal route planning and storage network planning to reduce the number of vehicles in transit, increase the full load rate of return vehicles, and optimize the efficiency of logistics transportation.

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

Employee care

We have always striven to provide employees with comprehensive social benefits, a diverse work environment and a wide range of career development opportunities. We have invested significant resources in employee career development and training. In 2022, we developed proprietary talent tools based on the JD talent competency model and applied these tools to our talent selection and development. In the past year, we dedicated ourselves to supporting our employee career development and driving them to seek and achieve their career goals, while also strengthening our employees’ sense of belong and value recognition. Additionally, we placed special emphasis on the building of a talent pipeline and cohesive organizational culture. We have established a comprehensive system for employee training and development, covering leadership, general competencies, professional competencies, and others. Our comprehensive training program includes corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. In 2022, we provided more than 27,665 training courses online and offline for employees.

In 2022, we continued to improve employee surveys through our internal communication tools on a routine basis, covering a broad range of topics such as company culture, team cooperation, personal development, and others. The surveys helped the management team better understand employees’ needs and thus improved the health of the overall organization.

We won several employer awards in 2022, among which the most influential include Campus Most Attractive Employer Award (by Universum), Best Employer of 2022 (by Zhaopin.com & PKU) and World’s Best Employers (by Forbes).

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

For example, throughout the year, we made numerous donations of rescue supplies and daily necessities to regions stroke by COVID-19 outbreaks, such as Beijing in late 2022. The emergency efforts also reflect our longstanding policy of immediately donating goods to areas affected by disasters from our nearest warehouse. To further exemplify our strength in supply chain, during the COVID-19 outbreak in Shanghai in 2022, JD.com has dispatched over 4,000 couriers and over 100 JD autonomous vehicles to support local supply operations in the city. While ensuring supplies will reach the frontline, we also provided COVID-19 insurance to our employees.

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

The Ministry of Commerce and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), on October 26, 2022, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), or the 2021 Negative List, on December 27, 2021, to replace the previous encouraging catalogue and negative list thereunder. Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category.

On March 15, 2019, the National People’s Congress promulgated the FIL, which has become effective on January 1, 2020 and replaced the Outgoing FIE Laws. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3.D. Key Information—Risk Factors—Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.”

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

Foreign Investment in Value-Added Telecommunications Businesses

The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in the industry. However, pursuant to the latest amendment to the Regulations for Administration of Foreign-invested Telecommunications Enterprises issued by the State Council in March 2022, which became effective on May 1, 2022, several provisions, including the requirement that such major foreign investors described above to have a good and profitable record and operating experience in the industry had been removed. In addition, the 2021 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses. Due to these regulations, we operate our www.jd.com website through Jingdong 360, one of the consolidated variable interest entities.

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

Internet Publication License/Network Publication Service License

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

Internet Drug Information Service Qualification Certificate

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

Courier Service Operation Permit

Pursuant to the PRC Postal Law, the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018 and was further amended in March 2019, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. As of December 31, 2022, Jingbangda had obtained one cross-provincial Courier Service Operation Permit, and its 37 subsidiaries had obtained Courier Service Operation Permits. We are in the process of making filings with local postal administrations for express delivery terminal outlets of Jingbangda and its branches. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit

Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, unless otherwise provided in the foregoing laws, anyone engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2022, Xi’an Jingdong Xuncheng and its 10 branches and two subsidiaries, Jingbangda and its 29 subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

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

Publication Operation Permit

In May 2016, the Ministry of Commerce and the SAPPRFT jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or the Publication Market Measures (2016 Version), which replaced the Administrative Measures for the Publication Market (2011 Version). According to the Publication Market Measures (2016 Version), where an entity or individual is engaged in the distribution of publications via the internet or other information networks, the entity or individual is required to obtain a Publication Operation Permit. Entities and individuals engaged in the wholesale or retail of publications are required to carry out the relevant activities within the scope of a Publication Operation Permit. Where an entity or individual has obtained the Publication Operation Permit and is engaged in the distribution of publications via the internet or other information networks within the approved business scope, the entity or individual is required to complete record filing with the publication administrative department within 15 days after launching the online distribution business. We engage in wholesale and retail of books and audio and video products and other publications mainly through entities including Jiangsu Yuanzhou, Beijing Jingdong Century Information Technology Co., Ltd., Guangzhou Jingdong Trading Limited, Shenyang Jingdong Century Trading Co., Ltd. and Shanghai Yuanmai Trading Co., Ltd., among others. Each of these entities has obtained a Publication Operation Permit.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the SFDA in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food, liquor and nutritional supplements through our mobile apps and websites. Our major PRC subsidiaries or their branches engaging in food operation business have obtained Food Operation Permits.

Medical Device Operation Enterprise Permit

The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014, May 2017 and June 2021, divides medical devices into three types. Enterprises engaging in the sale of Type II medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type III medical devices must obtain a Medical Device Operation Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd. (a subsidiary of Jingdong Century), Beijing Jingdong Hongjian Jiankang Co., Ltd. and certain other subsidiaries of Beijing Jingdong Jiankang Co., Ltd. have obtained Medical Device Operation Permits for the sale of several types of Type III medical devices.

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

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, which aims to regulate business activities involving the sale of commodities or provision of services through the internet and other information networks, to replace the Administrative Measures for Online trading promulgated in January 2014. Pursuant to Online Trading Measures, online trading operators are classified into four types: the online trading platform operators, operators on platform, operators of self-built websites, and operators that carry out online trading activities through other online services. The Online Trading Measures reinforces the operation requirements as provided under the E-Commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information. The Online Trading Measures also provides that the online trading operators (i) shall not use false transactions, fabricated user review etc. to conduct false or misleading business promotion, so as to defraud or mislead consumers and (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation. Furthermore, the Online Trading Measures imposes a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On December 28, 2021, the CAC and other twelve PRC governmental authorities jointly issued the Cybersecurity Review Measures, with effect from February 15, 2022, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure” or the data processing activities by a network platform operator. According to the Cybersecurity Review Measures, “network products and services” primarily refer to core network equipment, important communication product, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure, cyber security or data security.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the CAC.

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

Patent

The Patent Law provides for three types of patents, “invention”, “utility model” and “design.” Invention or utility models must meet three criteria to be patentable: novelty, inventiveness and practicability. The National Intellectual Property Administration is responsible for examining and approving patent applications. As of December 31, 2022, we had approximately 6,300 patents granted in China, over 450 patents granted outside China, approximately 18,500 patent applications pending in China and approximately 2,200 patent applications pending outside China.

Trademark

The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2022, we had approximately 29,500 registered trademarks in different applicable trademark categories in different jurisdictions, approximately 32,230 trademark applications in China and over 6,700 outside China.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

Regulations Relating to Anti-Monopoly

The currently effective Anti-Monopoly Law was promulgated by Standing Committee of the National People’s Congress in 2007 and most recently amended on June 24, 2022. Pursuant to the Anti-Monopoly Law, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the Anti-Monopoly Law enforcement authority under the State Council. The fines for illegal concentration of business operators shall be “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” Pursuant to the Anti-Monopoly Law, the relevant authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of antimonopoly review. Furthermore, the Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

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

Further, On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%; and (vi) for taxpayers providing production and living services, the deductible input VAT amount for the current period shall be added additional 10% based on the actual input VAT amount. The Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions. On September 30, 2019, the MOF and the SAT jointly issued the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, or Announcement 87, pursuant to which, from October 1, 2019 to December 31, 2021, the taxpayers engaging in providing living services are allowed to deduct additional 15% of the deductible input VAT amount for the current period from the payable tax. For aforementioned taxpayers providing production and living services relating to Announcement 39 and Announcement 87, the input VAT additional deduction policies is further extended to December 31, 2022 according to the relevant regulations.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, or STA Circular 60, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The STA issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“STA Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The STA Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the STA Circular 60. According to the STA Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the STA, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Accordingly, JD.com International Limited may be able to enjoy the 5% withholding tax rate for the dividends it received from Jingdong Century, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entities as of February 28, 2023:

Notes:

(1)	JD Assets Holding Limited has 59 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 418 subsidiaries holding, directly or indirectly, logistics properties.
(3)

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Juhe are the significant consolidated variable interest entities which we have contractual arrangements with. Suqian Juhe is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is chief executive officer of JD Technology, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer.

(4)	Jingdong Century has 259 subsidiaries that engage in retail business.
(5)	JD.com Investment Limited has 75 subsidiaries that hold, directly or indirectly, the companies invested by us.
(6)	JINGDONG Industrials, Inc. completed its Series B Preference Shares financing in March 2023, upon which we held approximately 78% of the issued and outstanding shares of JINGDONG Industrials, Inc.
*	The diagram above omits our equity investees that are insignificant individually and in the aggregate.

The Consolidated Variable Interest Entities

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

JD.com, Inc. is a Cayman Islands exempted company and its PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses, such as domestic document delivery services. As a result, we conduct or will conduct such business activities through the consolidated variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and its subsidiary Jingbangda, Jiangsu Jingdong Bangneng and Suqian Juhe. Jingdong 360 holds our ICP license as an internet information provider and primarily engages in our online marketplace business. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries. Jiangsu Yuanzhou primarily engages in the business of selling books, audio and video products. Jiangsu Jingdong Bangneng primarily engages in business of investment management. Suqian Juhe primarily provides enterprise management services.

Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Suqian Juhe is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. In September 2022, Mr. Richard Qiangdong Liu, who used to be a shareholder of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng at the time, entered into equity transfer agreement and transferred 45% of the equity interests in these variable interest entities to Mr. Qin Miao. Therefore, Mr. Qin Miao, Ms. Yayun Li and Ms. Pang Zhang have become the shareholders of these variable interest entities. Due to the change of one of the shareholders, we terminated prior contractual arrangements with Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng, and entered into a new series of contractual arrangements having terms and conditions substantially the same as the prior contractual arraignments with these variable interest entities. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is chief executive officer of JD Technology, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer. Mr. Richard Qiangdong Liu, Mr. Miao, Ms. Li and Ms. Zhang are PRC citizens.

We obtained control over Jingdong 360 through Jingdong Century in April 2007 by entering into a series of contractual arrangements with Jingdong 360 and the shareholders of Jingdong 360, which we refer to as the Jingdong 360 Agreements. The Jingdong 360 Agreements were subsequently amended and restated. In September 2022, due to a change in the shareholders of Jingdong 360, a new set of contractual arrangements were entered into among Jingdong Century, Jingdong 360 and the shareholders of Jingdong 360. We have been the primary beneficiary of Jingdong 360 since April 2007. We treat Jingdong 360 as the variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Jiangsu Yuanzhou through Jingdong Century by commitments among the then shareholders of Jiangsu Yuanzhou and Jingdong Century at the time Jiangsu Yuanzhou was established. Jingdong Century entered into a series of contractual arrangements with Jiangsu Yuanzhou and its shareholders in April 2011, which we refer to as the Jiangsu Yuanzhou Agreements. The Jiangsu Yuanzhou Agreements were subsequently amended and restated. In September 2022, due to a change in the shareholders of Jiangsu Yuanzhou, a new set of contractual arrangements were entered into among shareholders of Jiangsu Yuanzhou, and Shanghai Shengdayuan. We have been the primary beneficiary of Jiangsu Yuanzhou since September 2010. We treat Jiangsu Yuanzhou as the variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Xi’an Jingdong Xincheng through Xi’an Jingxundi in June 2017 by entering into a series of contractual arrangements with Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng. On January 25, 2021, these contractual arrangements were updated and replaced by a new set of contractual arrangements with Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng to comply with certain requirements of the Hong Kong Stock Exchange, which we refer to as the Xi’an Jingdong Xincheng Agreements. In September 2022, due to a change in the shareholders of Xi’an Jingdong Xincheng, a new set of contractual arrangements were entered into among Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng. We have been the primary beneficiary of Xi’an Jingdong Xincheng since June 2017. We treat Xi’an Jingdong Xincheng as the variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Jiangsu Jingdong Bangneng initially through Jingdong Century by entering into a series of contractual arrangements with Jiangsu Jingdong Bangneng and the shareholders of Jiangsu Jingdong Bangneng, which we refer to as the Jiangsu Jingdong Bangneng Agreements. In September 2022, due to a change in the shareholders of Jiangsu Jingdong Bangneng, a new set of contractual arrangements were entered into among Shanghai Shengdayuan, Jiangsu Jingdong Bangneng and the shareholders of Jiangsu Jingdong Bangneng. We have been the primary beneficiary of Jiangsu Jingdong Bangneng and treat Jiangsu Jingdong Bangneng as the variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Suqian Juhe through Jiangsu Huiji Space Technology Co., Ltd. by entering into a series of contractual arrangements with Suqian Juhe and the shareholders of Suqian Juhe, which we refer to as the Suqian Juhe Agreements. We have been the primary beneficiary of Suqian Juhe and treat Suqian Juhe as the variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

In addition to the significant consolidated variable interest entities above, we assisted in establishing additional consolidated variable interest entities, such as Suqian Jingdong Tianning. We have entered into a series of contractual arrangements with each of these variable interest entities and their respective shareholders.

The contractual arrangements relating to the consolidated variable interest entities allow us to:

•	receive substantially all of the economic benefits of the consolidated variable interest entities; and

•	have an exclusive option to purchase all or part of the equity interests in the consolidated variable interest entities when and to the extent permitted by PRC law.

There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of December 31, 2022, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

We have consolidated the financial results of the consolidated variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The external revenues of the consolidated variable interest entities and their subsidiaries collectively contributed 5.0%, 6.2% and 6.9% of our consolidated total net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

In the opinion of Shihui Partners, our PRC legal counsel:

•

the ownership structures of the consolidated variable interest entities and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entities, including Jingdong Century, will not result in any violation of PRC laws or regulations currently in effect; and

•

the contractual arrangements among the PRC subsidiaries, including Jingdong Century, the variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our online retail and marketplace business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail and marketplace businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Contractual Arrangements with the Significant Consolidated Variable Interest Entities

The Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements and Suqian Juhe Agreements are substantially similar in key aspects governing the contractual arrangements with a variable interest entity. The following is a summary of these agreements currently in effect.

Agreements that Provide Us with Control

Equity Pledge Agreements

On September 16, 2022, Jingdong Century, Jingdong 360 and each of the shareholders of Jingdong 360 entered into an equity pledge agreement, pursuant to which each of the shareholders of Jingdong 360 has pledged all of his equity interest in Jingdong 360 to guarantee their and Jingdong 360’s performance of his obligations under, where applicable, the exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and power of attorney. If Jingdong 360 or the shareholders of Jingdong 360 breach their contractual obligations under these agreements, Jingdong Century, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Jingdong 360 agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Jingdong Century’s rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholders, their successors or their designates. During the term of the equity pledge agreements, Jingdong Century has the right to receive all of the dividends and profits distributed on the pledged equity. The equity pledge agreements will terminate on the second anniversary of the date when Jingdong 360 and the shareholders of Jingdong 360 have completed all their obligations under the exclusive technology consulting and services agreement, loan agreement, exclusive purchase option agreement and powers of attorney.

On September 30, 2022, Shanghai Shengdayuan, Jiangsu Yuanzhou and each of the shareholders of Jiangsu Yuanzhou entered into an equity pledge agreement, which contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

On September 30, 2022, Shanghai Shengdayuan, Jiangsu Jingdong Bangneng and each of the shareholders of Jiangsu Jingdong Bangneng entered into an equity pledge agreement, which contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

On June 22, 2020, Jiangsu Huiji Space Technology Co., Ltd., Suqian Juhe and each of the shareholders of Suqian Juhe entered into an equity pledge agreement, which contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

On September 16, 2022, Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng entered into a share pledge agreement, pursuant to which the shareholders of Xi’an Jingdong Xincheng will pledge as first charge all of their respective equity interests in Xi’an Jingdong Xincheng to Xi’an Jingxundi as collateral security for any or all of their payments due to Xi’an Jingxundi and to secure performance of their obligations under the exclusive business cooperation agreement, the exclusive option agreement, the loan agreement, the shareholders’ rights entrustment agreement and the powers of attorney.

We have completed the registration of the equity pledge for substantially all the consolidated variable interest entities with the relevant office of the administration for market regulation.

Powers of Attorney

On September 16, 2022, each of the shareholders of Jingdong 360 granted an irrevocable power of attorney to replace the irrevocable powers of attorney previously executed. Pursuant to the irrevocable power of attorney, each of the shareholders of Jingdong 360 appointed Jingdong Century’s designated person as his attorney-in-fact to exercise all shareholder rights, including but not limited to voting on their behalf on all matters of Jingdong 360 requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Jingdong 360, and electing, appointing or removing directors and executive officers. The person designated by Jingdong Century is entitled to dispose of dividends and profits on the equity interest subject to the instructions of the shareholder. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jingdong 360. Each shareholder has waived all the rights which have been authorized to Jingdong Century’s designated person under each power of attorney.

On September 30, 2022, each of the shareholders of Jiangsu Yuanzhou granted an irrevocable power of attorney in replacement of the irrevocable powers of attorney previously executed. The powers of attorney contain terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

On September 30, 2022, each of the shareholders of Jiangsu Jingdong Bangneng granted an irrevocable power of attorney to Shanghai Shengdayuan, which contains terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

On June 22, 2020, each of the shareholders of Suqian Juhe granted an irrevocable power of attorney to Jiangsu Huiji Space Technology Co., Ltd., which contains terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

On September 16, 2022, Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng entered into a shareholder’s rights entrustment agreement, and each of the shareholders of Xi’an Jingdong Xincheng executed the irrevocable power of attorney on the same date, pursuant to which the shareholders of Xi’an Jingdong Xincheng appointed Xi’an Jingxundi or a director of its offshore holding company or his or her successor (including a liquidator replacing Xi’an Jingxundi’s director) as their exclusive agent and attorney to act on their behalf on all matters concerning Xi’an Jingdong Xincheng and to exercise all of its rights as a registered shareholder of Xi’an Jingdong Xincheng. As a result of the shareholders’ rights entrustment agreement and the powers of attorney, we, through Xi’an Jingxundi, are able to exercise management control over the activities that most significantly impact the economic performance of Xi’an Jingdong Xincheng.

Agreements that Allow Us to Receive Economic Benefits

Exclusive Technology Consulting and Service Agreement/Exclusive Business Cooperation Agreement

On September 16, 2022, Jingdong Century and Jingdong 360 entered into an exclusive technology consulting and services agreement, which supersedes the version entered into in June 2016. Pursuant to the 2022 agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Jingdong Century’s sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, subject to annual evaluation and adjustment. The agreement is valid for ten years and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

On September 30, 2022, Shanghai Shengdayuan and Jiangsu Yuanzhou entered into an exclusive technology consulting and services agreement, which supersedes the version entered into in June 2016. The 2022 agreement between Shanghai Shengdayuan and Jiangsu Yuanzhou contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

On September 30, 2022, Shanghai Shengdayuan and Jiangsu Jingdong Bangneng entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

On June 22, 2020, Jiangsu Huiji Space Technology Co., Ltd. and Suqian Juhe entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

On September 16, 2022, Xi’an Jingxundi and Xi’an Jingdong Xincheng entered into an exclusive business cooperation agreement, pursuant to which Xi’an Jingdong Xincheng agrees to engage Xi’an Jingxundi as its exclusive provider of business support, technical and consulting services in exchange for service fees. Under these arrangements, the service fees, subject to Xi’an Jingxundi’s adjustment, are equal to all of the net profit of Xi’an Jingdong Xincheng and its subsidiaries. Xi’an Jingxundi enjoys all the economic benefits derived from the businesses of Xi’an Jingdong Xincheng and bears the relevant portion of the business risks of Xi’an Jingdong Xincheng. If Xi’an Jingdong Xincheng runs into financial deficit or suffers severe operation difficulties, Xi’an Jingxundi will provide financial support to Xi’an Jingdong Xincheng.

Business Operations Agreement

On September 16, 2022, Jingdong Century entered into a business operations agreement with Jingdong 360 and its shareholders. Pursuant to the business operations agreement, Jingdong 360’s shareholders must appoint the candidates nominated by Jingdong Century to be the directors on its board of directors in accordance with applicable laws and the articles of association of Jingdong 360, and must cause the persons recommended by Jingdong Century to be appointed as its general manager, chief financial officer and other senior executives. Jingdong 360 and its shareholders also agree to accept and strictly follow the guidance provided by Jingdong Century from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Jingdong 360 and its shareholders agree that Jingdong 360 will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the incurrence of debt from any third party and the amendment of Jingdong 360’s articles of association, without the prior consent of Jingdong Century’s respective designees. Unless otherwise terminated early by Jingdong Century, the agreement will remain effective until Jingdong 360 is dissolved according to the PRC law.

On September 30, 2022, Shanghai Shengdayuan entered into a business operations agreement with Jiangsu Yuanzhou and its shareholders. The business operations agreement with Jiangsu Yuanzhou contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.

On September 30, 2022, Shanghai Shengdayuan entered into a business operations agreement with Jiangsu Jingdong Bangneng and its shareholders. The business operations agreement with Jiangsu Jingdong Bangneng contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest

Exclusive Purchase Option Agreements

On September 16, 2022, Jingdong Century, Jingdong 360 and the shareholders of Jingdong 360 entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreements. Pursuant to the amended and restated exclusive purchase option agreement, the shareholders of Jingdong 360 irrevocably grant Jingdong Century an exclusive option to purchase or have its designated persons to purchase at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Jingdong 360. In addition, the purchase price should equal the amount that the shareholders contributed to Jingdong 360 as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. Without the prior written consent of Jingdong Century, Jingdong 360 may not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Jingdong 360 agree that, without the prior written consent of Jingdong Century, they will not dispose of their equity interests in Jingdong 360 or create or allow any encumbrance on the equity interests. The initial term of the amended and restated exclusive purchase option agreement is 10 years and can be renewed for an additional 10 years on the same terms at Jingdong Century’s option, for an unlimited number of times.

On September 30, 2022, Shanghai Shengdayuan, Jiangsu Yuanzhou and the shareholders of Jiangsu Yuanzhou entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreement. The amended and restated exclusive purchase option agreement contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

On September 30, 2022, Shanghai Shengdayuan, Jiangsu Jingdong Bangneng and the shareholders of Jiangsu Jingdong Bangneng entered into an exclusive purchase option agreement, which contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

On June 22, 2020, Jiangsu Huiji Space Technology Co., Ltd., Suqian Juhe and the shareholders of Suqian Juhe entered into an exclusive purchase option agreement, which contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

On September 16, 2022, Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng entered into an exclusive purchase option agreement, pursuant to which Xi’an Jingxundi (or JD Logistics or any subsidiary of JD Logistics, the “designee”) is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Xi’an Jingdong Xincheng for a nominal price, unless the relevant government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to relevant PRC laws and regulations, the shareholders of Xi’an Jingdong Xincheng and/ or Xi’an Jingdong Xincheng shall return any amount of purchase price they have received to Xi’an Jingxundi or its designee.

Loan Agreements

Pursuant to an amended and restated loan agreement dated September 16, 2022 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans to the shareholders of Jingdong 360 for the capitalization of Jingdong 360 and purchase of equity interest of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third-party claims against shareholders for an amount more than RMB100,000 and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, relevant equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.

Pursuant to the amended and restated loan agreement dated September 30, 2022 between Shanghai Shengdayuan and the shareholders of Jiangsu Yuanzhou, Shanghai Shengdayuan made loans to the shareholders of Jiangsu Yuanzhou for the capitalization of Jiangsu Yuanzhou and the purchase of equity interest of Jiangsu Yuanzhou.

Pursuant to the loan agreement dated September 30, 2022 between Shanghai Shengdayuan and the shareholders of Jiangsu Jingdong Bangneng, Jingdong Century made loans to the shareholders of Jiangsu Jingdong Bangneng for the capitalization of Jiangsu Jingdong Bangneng and the purchase of equity interest of Jiangsu Jingdong Bangneng.

Pursuant to the loan agreement dated June 22, 2020 between Jiangsu Huiji Space Technology Co., Ltd. and the shareholders of Suqian Juhe, Jiangsu Huiji Space Technology Co., Ltd. made loans to the shareholders of Suqian Juhe solely for the capitalization of Suqian Juhe.

Pursuant to the loan agreement, dated September 16, 2022, between Xi’an Jingxundi and the shareholders of Xi’an Jingdong Xincheng, Xi’an Jingxundi made loans to the shareholders of Xi’an Jingdong Xincheng solely for the capitalization of Xi’an Jingdong Xincheng.

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements and Suqian Juhe Agreements, we have also entered into contractual arrangements with each of the other variable interest entities, including but not limited to Suqian Jingdong Tianning, and their respective shareholders, including equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements, as applicable. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements or Suqian Juhe Agreements, as applicable.

D. Property, Plant and Equipment

Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own office buildings with an aggregate floor area of approximately 900,000 square meters. We have acquired land use rights in Beijing to build our headquarters.

In addition, we lease our other offices in Beijing and regional offices in 86 other cities in China with an aggregate floor area of approximately 519,000 square meters.

We own our national customer service center and our data center in Suqian, which have an aggregate floor area of approximately 169,000 and 54,000 square meters, respectively. We built our own customer service center in Chengdu, with an aggregate floor area of about 50,000 square meters, and lease our customer service centers in Datong, Wuhan and Yangzhou with an aggregate floor area of approximately 63,000 square meters.

As of December 31, 2022, we had land use rights in 67 cities in China to build our own warehouses. Highly automated and efficient warehouses will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. As of December 31, 2022, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,500 warehouses with an aggregate gross floor area of over 30 million square meters. We incurred total lease cost of RMB6,805 million, RMB9,545 million and RMB11,132 million (US$1,614 million) in 2020, 2021 and 2022 respectively.

We plan to expand our nationwide fulfillment network by leasing, building or purchasing additional facilities across China over the next several years. As of December 31, 2022, we had incurred construction in progress costs of RMB11,161 million (US$1,618 million) for these fulfillment facilities and new office buildings.

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

Our business has grown substantially in recent years. We generated total net revenues of RMB745.8 billion, RMB951.6 billion and RMB1,046.2 billion (US$151.7 billion) in 2020, 2021 and 2022, respectively. Our online retail business generated net product revenues of RMB651.9 billion, RMB815.7 billion and RMB865.1 billion (US$125.4 billion) in 2020, 2021 and 2022, respectively. In addition, our marketplace and marketing, logistics and other services generated net service revenues of RMB93.9 billion, RMB135.9 billion and RMB181.2 billion (US$26.3 billion) in 2020, 2021 and 2022, respectively.

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

JD.com, Inc., the holding company that is listed on Nasdaq and Hong Kong Stock Exchange, has no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities and their subsidiaries in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2022, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB58.2 billion (US$8.4 billion).

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

Our Ability to Increase Customer Purchases

Growth in customer purchases is a key driver of our revenue growth. We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. Customer purchases are mainly driven by our success in attracting new active customer accounts, as well as by our success in generating repeat purchases from existing customer accounts.

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

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We commenced our e-commerce business by primarily selling electronics and home appliances products. We began offering general merchandise products around the end of 2008, and we launched our online marketplace in 2010. We earn commissions and service fees from third-party merchants on our online marketplace. We offer a wide range of products and services and aim to provide one-stop shopping solutions to maximize our wallet share. Our mix of products and services also affects our gross margin. For example, the marketplace service revenues that we earn from third-party merchants and the other services that we offer generally have higher gross margins. The split between our online retail business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our marketplace and marketing revenues, logistics and other services revenues increased from RMB93.9 billion in 2020 to RMB135.9 billion in 2021, and further to RMB181.2 billion (US$26.3 billion) in 2022.

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

As of December 31, 2022, our nationwide fulfillment infrastructure employed a total of 362,171 warehouse and delivery personnel that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2020, 2021 and 2022, while the fulfillment expenses as a percentage of our total net revenues decreased from 6.5% in 2020 to 6.0% in 2022. Our research and development professionals design, develop and operate the technology platform, develop and post content, and improve our AI, big data and cloud technologies and services. Personnel costs are the largest component of our fulfillment costs and of our research and development costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. We expect our fulfillment expenses to increase in absolute amount in the near future. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. Our nationwide fulfillment infrastructure covers almost all counties and districts across China, which, as of December 31, 2022, included a warehousing network of over 1,500 warehouses that are operated by us, and an aggregate gross floor area of over 30 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. We have owned and managed approximately 23 million square meters of fulfillment infrastructure related land in 78 cities in both domestic and overseas markets as of December 31, 2022.

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

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In 2022, our share of results of equity investees was a loss of RMB2.2 billion (US$0.3 billion), primarily consisting of non-cash impairments in equity investees. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses of our equity method investments, which could depress our profitability and have a material adverse impact on our financial results.

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

The COVID-19 resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We took a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The spread of COVID-19 caused us to incur incremental costs, in particular, relating to our logistics business. In addition, we saw a decrease in demand for big-ticket items, durable goods and discretionary products. Furthermore, to mitigate any negative impacts that COVID-19 may have on the operations of our suppliers, we have implemented a variety of measures to support our suppliers, including adopting a shorter payable cycle and increasing advance payments to suppliers. In order to protect our employee health, we provided additional COVID-related insurance coverage to our frontline staff.

As of December 31, 2022, we had cash and cash equivalents, restricted cash and short-term investments totaled RMB226.2 billion (US$32.8 billion). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.”

Selected Statements of Operations Items

Net Revenues

Net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and sales of general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. Net revenues from general merchandise products mainly include revenues from sales of food, beverage and fresh produce, baby and maternity products, furniture and household goods, cosmetics and other personal care items, pharmaceutical and healthcare products, industrial products, books, automobile accessories, apparel and footwear, bags and jewelry. Net service revenues are further divided into revenues from online marketplace and marketing and revenues from logistics and other services. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	400,927	53.8	492,592	51.8	515,945	74,805	49.3
General merchandise revenues	250,952	33.6	323,063	33.9	349,117	50,617	33.4

Net product revenues	651,879	87.4	815,655	85.7	865,062	125,422	82.7

Marketplace and marketing revenues	53,473	7.2	72,118	7.6	81,970	11,885	7.8
Logistics and other service revenues	40,450	5.4	63,819	6.7	99,204	14,383	9.5

Net service revenues	93,923	12.6	135,937	14.3	181,174	26,268	17.3

Total net revenues	745,802	100.0	951,592	100.0	1,046,236	151,690	100.0

As we have been continually expanding our product categories and value-added service offerings, sales of electronics and home appliances products may decrease as a percentage of our total net revenues, and service revenues may increase as a percentage of our total net revenues.

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

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to property funds. JD Property develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from development properties to fund new developments and scale the business. Since 2019, JD Property established several property funds (the “Property Funds”) together with third parties, including but not limited to GIC Private Limited (“GIC”) and Mubadala Investment Company (“MIC”). JD Property served as general partner and committed less than 50% of the total capital of each property fund as a limited partner, and cannot control the investment committee. JD Property also entered into definitive agreements with the Property Funds, pursuant to which JD Property sold certain of our completed and uncompleted modern logistics facilities, and would concurrently lease back such facilities for operational purposes when completed. For the logistics facilities that met closing conditions, we recorded disposal gain of RMB1.6 billion, RMB0.8 billion and RMB1.4 billion (US$0.2 billion) in 2020, 2021 and 2022, respectively. We derecognized the logistics facilities upon satisfaction of the hand-over condition.

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

Chinese Mainland

Generally, our subsidiaries and the consolidated variable interest entities in the Chinese mainland are subject to enterprise income tax on their taxable income in the Chinese mainland at a rate of 25%, except that a few entities in our group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas, and any entity that qualifies as a “software enterprise” is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Besides, from January 1, 2021 to December 31, 2022, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise which does not exceed RMB1 million shall be computed at a reduced rate of 12.5% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; from January 1, 2022 to December 31, 2024, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. Furthermore, our certain entities in the Chinese mainland engaging in research and development activities in the Chinese mainland were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year of 2016 and 2017, and to claim 175% of their research and development expenses as Super Deduction for the year of 2018, 2019 and 2020 (“Super Deduction”) according to the relevant laws and regulations in the PRC, which was announced in March 2021 to be further extended to December 31, 2023. In September 2022, the STA of the PRC announced that for the enterprises entitled to the current weighted pre-tax deduction ratio of 75% for research and development expenses, such ratio was raised to 100% during the period from October 1, 2022 to December 31, 2022. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Dividends paid by our wholly foreign-owned subsidiaries in the Chinese mainland to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other regulations including Circular 9, and receives approval from the relevant tax authority. If the relevant Hong Kong entity satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entity would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of the Chinese mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated.

Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues
Net product revenues	651,879	87.4	815,655	85.7	865,062	125,422	82.7
Net service revenues	93,923	12.6	135,937	14.3	181,174	26,268	17.3

Total net revenues	745,802	100.0	951,592	100.0	1,046,236	151,690	100.0
Cost of revenues	(636,694)	(85.4)	(822,526)	(86.4)	(899,163)	(130,366)	(85.9)
Fulfillment	(48,700)	(6.5)	(59,055)	(6.2)	(63,011)	(9,136)	(6.0)
Marketing	(27,156)	(3.6)	(38,743)	(4.1)	(37,772)	(5,476)	(3.6)
Research and development	(16,149)	(2.2)	(16,332)	(1.7)	(16,893)	(2,449)	(1.6)
General and administrative	(6,409)	(0.9)	(11,562)	(1.2)	(11,053)	(1,603)	(1.1)
Gain on sale of development properties	1,649	0.2	767	0.1	1,379	200	0.1

Income from operations	12,343	1.6	4,141	0.4	19,723	2,860	1.9

Other income/(expense)
Share of results of equity investees	4,291	0.6	(4,918)	(0.5)	(2,195)	(318)	(0.2)
Interest expense	(1,125)	(0.2)	(1,213)	(0.1)	(2,106)	(305)	(0.2)
Others, net	35,310	4.8	(590)	(0.1)	(1,555)	(225)	(0.1)

Income/(loss) before tax	50,819	6.8	(2,580)	(0.3)	13,867	2,012	1.4
Income tax expenses	(1,482)	(0.2)	(1,887)	(0.2)	(4,176)	(605)	(0.4)

Net income/(loss)	49,337	6.6	(4,467)	(0.5)	9,691	1,407	1.0

Segment Information

Beginning with the first quarter of 2021, we implemented certain segment reporting changes to better reflect our optimized organizational structure and business developments. As a result, we reported three segments, JD Retail, JD Logistics and New Businesses in 2021. JD Cloud & AI businesses were deconsolidated from us since March 31, 2021, thus the operating results of JD Cloud & AI businesses have not included in New Businesses segment since the second quarter of 2021. We have consolidated Dada since February 28, 2022 and reported the results of Dada as a new standalone segment. We have also consolidated CNLP through JD Property since March 1, 2022 and reported the results of CNLP in the New Businesses segment. In addition, we have consolidated Deppon since July 26, 2022 and reported the results of Deppon in the JD Logistics segment. As a result, we currently report four segments, namely JD Retail, JD Logistics, Dada and New businesses. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.

The table below provides a summary of our operating segment results, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	693,965	866,303	929,929	134,827
JD Logistics	73,375	104,693	137,402	19,921
Dada	—	—	8,030	1,164
New Businesses	17,601	26,063	21,779	3,158
Inter-segment*	(39,945)	(46,043)	(50,904)	(7,380)

Total segment net revenues	744,996	951,016	1,046,236	151,690
Unallocated items**	806	576	—	—

Total consolidated net revenues	745,802	951,592	1,046,236	151,690

Operating income/(loss):
JD Retail	20,611	26,613	34,852	5,053
JD Logistics	1,098	(1,827)	528	77
Dada	—	—	(1,122)	(163)
New Businesses	(4,723)	(10,600)	(5,295)	(768)
Including: gain on sale of development properties	1,649	767	1,379	200

Total segment operating income	16,986	14,186	28,963	4,199
Unallocated items**	(4,643)	(10,045)	(9,240)	(1,339)

Total consolidated operating income	12,343	4,141	19,723	2,860

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

Operating expenses (including fulfillment expenses, marketing expenses, research and development expenses and general and administrative expenses) before unallocated items as a percentage of net revenues for JD Retail were 11.8%, 11.2% and 11.1% for the years ended December 31, 2020, 2021 and 2022, respectively.

Years Ended December 31, 2022 and 2021

Net Revenues

Our total net revenues increased by 9.9% from RMB951,592 million in 2021 to RMB1,046,236 million (US$151,690 million) in 2022, with increases in both categories of net revenues. Net product revenues increased by 6.1% from RMB815,655 million in 2021 to RMB865,062 million (US$125,422 million) in 2022. Net service revenues increased by 33.3% from RMB135,937 million in 2021 to RMB181,174 million (US$26,268 million) in 2022.

The increase in our total net revenues was primarily due to our ability to achieve a higher customer retention and increase in average spending per customer in 2022. Despite the impact of the COVID-19 resurgence and macroeconomic uncertainties in 2022, we achieved soft growth in our product revenues based on our supply chain capabilities. As we continued to focus on user quality and building deeper user engagement, our core user base expanded. The solid increase in our net service revenues was primarily driven by the resilient growth in logistics revenues from external customers with revenue contribution of 64.9%, as well as a healthy expansion of our merchant base and additional advertising spending, resulting in our continued progress in strengthening our marketplace ecosystem and a better growth of our marketing services.

Cost of revenues

Our cost of revenues increased by 9.3% from RMB822,526 million in 2021 to RMB899,163 million (US$130,366 million) in 2022. This increase was primarily due to the growth of our online retail business and increase in costs related to the logistics services provided to merchants and other partners.

Fulfillment expenses

Our fulfillment expenses increased by 6.7% from RMB59,055 million in 2021 to RMB63,011 million (US$9,136 million) in 2022. This increase was primarily due to the increase in compensation costs relating to fulfillment personnel, as well as an increase in payment processing charges as our volume of sales increased. Fulfillment expenses as a percentage of net revenues were 6.0% in 2022, as compared to 6.2% in 2021, primarily due to economies of scale from enhanced logistics capacity utilization and improvements in efficiencies driven by technology.

Marketing expenses

Our marketing expenses decreased by 2.5% from RMB38,743 million in 2021 to RMB37,772 million (US$5,476 million) in 2022. This decrease was primarily due to a decrease in our advertising expenditures on both online and offline channels from RMB32,704 million in 2021 to RMB29,898 million (US$4,335 million) in 2022, especially in JD Retail and Jingxi.

Research and development expenses

Our research and development expenses were RMB16,893 million (US$2,449 million) in 2022, kept relatively steady as compared to RMB16,332 million in 2021. We continued to invest in top-notch R&D talent and technology infrastructure.

General and administrative expenses

Our general and administrative expenses decreased by 4.4% from RMB11,562 million in 2021 to RMB11,053 million (US$1,603 million) in 2022. This decrease was primarily due to a decrease in share-based compensation expenses, as JD Property and JD Industrials both recognized one-off share-based compensation expenses in 2021 along with the adoption of. their own share incentive plans.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to the Property Funds. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” For the logistics facilities that met closing conditions, we recorded disposal gain of RMB767 million in 2021 and RMB1,379 million (US$200 million) in 2022, respectively.

Share of results of equity investees

Compared to a loss of RMB4,918 million in 2021, our share of results of equity investees was a loss of RMB2,195 million (US$318 million) in 2022, the decrease of loss was mainly due to decrease in non-cash impairments in equity investees.

Others, Net

Others, net was RMB590 million loss in 2021 and RMB1,555 million (US$225 million) loss in 2022. The increase of loss was primarily due to a loss of RMB3,623 million (US$525 million) recognized in 2022 resulting from the change of Dada’s share price prior to the closing of the acquisition, which was partially offset by the decrease of loss of fair value change of investment securities. The fair value change of long-term investments was a loss of RMB4,096 million (US$594 million) in 2022 as compared to a loss of RMB7,252 million in 2021.

Net Income/(Loss)

As a result of the foregoing, we had a net income of RMB9,691 million (US$1,407 million) in 2022, as compared to a net loss of RMB4,467 million in 2021.

Years Ended December 31, 2021 and 2020

Net Revenues

Our total net revenues increased by 27.6% from RMB745,802 million in 2020 to RMB951,592 million in 2021, with increases in both categories of net revenues. Net product revenues increased by 25.1% from RMB651,879 million in 2020 to RMB815,655 million in 2021. Net service revenues increased by 44.7% from RMB93,923 million in 2020 to RMB135,937 million in 2021.

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

Cost of revenues

Our cost of revenues increased by 29.2% from RMB636,694 million in 2020 to RMB822,526 million in 2021. This increase was primarily due to the growth of our online retail business and increase in costs related to the logistics services provided to merchants and other partners.

Fulfillment expenses

Our fulfillment expenses increased by 21.3% from RMB48,700 million in 2020 to RMB59,055 million in 2021. This increase was primarily due to the increase in compensation costs relating to fulfillment personnel and payment processing charges, and rental expenses for our fulfillment infrastructure, which were in line with the expansion of our business. Fulfillment expenses as a percentage of net revenues were 6.2% in 2021, as compared to 6.5% in 2020, primarily due to economies of scale from enhanced logistics capacity utilization and improvements in efficiencies driven by technology.

Marketing expenses

Our marketing expenses increased by 42.7% from RMB27,156 million in 2020 to RMB38,743 million in 2021. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels from RMB23,088 million in 2020 to

RMB32,704 million in 2021, as we continued to enhance our brand recognition and promote our new business initiatives.

Research and development expenses

Our research and development expenses were RMB16,332 million in 2021, kept relatively steady as compared to RMB16,149 million in 2020. We continued to invest in top-notch R&D talent and technology infrastructure. Considering JD Cloud & AI was deconsolidated from our consolidated financial statements since March 31, 2021, the slight increase in our research and development expenses was primarily attributable to the increase in the compensation costs of our technology employees.

General and administrative expenses

Our general and administrative expenses increased by 80.4% along with the expansion of our business from RMB6,409 million in 2020 to RMB11,562 million in 2021. This increase was primarily due to an increase in share-based compensation expenses, as each of our consolidated subsidiaries including, JD Logistics, JD Health, JD Property and JD Industrials, adopted their own share incentive plans.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to the Property Funds. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” For the logistics facilities that met closing conditions, we recorded disposal gain of RMB1,649 million in 2020, and RMB767 million in 2021, respectively. We derecognized the logistics facilities upon satisfaction of the hand-over condition.

Share of results of equity investees

Compared to a gain of RMB4,291 million in 2020, our share of results of equity investees was a loss of RMB4,918 million in 2021, which primarily consisted of the non-cash impairments in certain equity investees, partially offset by the picked up gains recognized from our equity method investments.

Others, Net

Others, net was RMB35,310 million income in 2020 and RMB590 million loss in 2021. The substantial decrease was primarily due to the fluctuation in fair value change of investment securities, which resulting from the fluctuation in the market prices of equity investments in publicly-traded companies. The fair value change of long-term investments was a loss of RMB7,252 million in 2021 as compared to an income of RMB29,483 million in 2020.

Net Income/(Loss)

As a result of the foregoing, we had a net loss of RMB4,467 million in 2021, as compared to a net income of RMB49,337 million in 2020.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, equity and debt financing, and certain business or assets reorganizations.

Our major financings

•

In April 2016, we issued an aggregate of US$500 million unsecured senior notes due 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of these notes were used for general corporate purposes. As of December 31, 2022, the notes due 2021 were paid off, and the carrying value and estimated fair value of the notes due 2026 were US$495.8 million and US$477.5 million, respectively. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2022. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2022, we paid an aggregate of US$19.4 million in interest payments related to these notes.

•

In December 2017, we entered into a five-year US$1.0 billion term and revolving credit facility with a group of 24 arrangers. The facility was priced at 115 basis points over LIBOR. The use of proceeds of this facility was intended for general corporate purposes. The amounts drawn down under the facility were repaid in April 2022.

•

In January 2020, we issued an aggregate of US$700 million unsecured senior notes due 2030, with stated annual interest rate of 3.375%, and an aggregate of US$300 million unsecured senior notes due 2050, with stated annual interest rate of 4.125%. The net proceeds from the sale of these notes are used for general corporate purposes and refinancing. As of December 31, 2022, the total carrying value and estimated fair value were US$691.0 million and US$611.2 million, respectively, with respect to the notes due 2030, and US$281.3 million and US$210.1 million, respectively, with respect to the notes due 2050. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2022. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2022, we paid an aggregate of US$36.0 million in interest payments related to these notes.

•

In June 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9618.” We raised from our global offering in connection with the listing in Hong Kong approximately RMB31.3 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•

In December 2021, we entered into a five-year US$2.0 billion unsecured term and revolving loan facility with five lead arrangers. This loan facility is our first green loan facility. The term and revolving loans under this facility are priced at 85 basis points over LIBOR, which was amended to the Secured Overnight Financing Rate (“SOFR”) in September 2022. In April 2022, the Group drew down US$1.0 billion under the facility commitment, which will be due in 2027. We intend to use the proceeds from this loan facility to (i) finance or refinance in whole or in part, one or more of its new or existing eligible green projects and/or (ii) general corporate purposes.

Major financings of our subsidiaries

JD Logistics

•

In May 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics raised from the global offering in connection with the listing in Hong Kong approximately RMB22.9 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•

On March 25, 2022, JD Logistics entered into a placing agreement, pursuant to which JD Logistics had agreed to issue 150,500,000 of its ordinary shares to a group of third-party investors for a total purchase price of approximately US$398 million in a placement (the “JDL Placement”). Concurrently, through our wholly-owned subsidiary, we had entered into a subscription agreement with JD Logistics, pursuant to which the subsidiary had agreed to subscribe for, and JD Logistics had agreed to issue 261,400,000 ordinary shares of JD Logistics, at the same per share price for the JDL Placement, for a total purchase price of approximately US$692 million in cash (the “JD Subscription”). On April 1, 2022, the JDL Placement was completed in accordance with the terms and conditions of the placing agreement. The net proceeds from the placing amounted to approximately HK$3,102 million. On May 26, 2022, the JD Subscription was completed, upon which we maintained our shareholding in JD Logistics at more than 63% and continued to consolidate JD Logistics’s financial results into our financial statements.

JD Health

•

In August 2020, JD Health completed the non-redeemable series B preference share financing with a group of third-party investors. The total amount of financing raised was US$914 million, representing 4.5% of the ownership of JD Health on a fully diluted basis.

•

In December 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from its global offering in connection with the listing in Hong Kong approximately RMB25.7 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

JD Property

•

In March 2021, JD Property entered into definitive agreements for the non-redeemable series A preference share financing with co-lead investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. We remained the majority shareholder of JD Property after the completion of this transaction.

•

In March 2022 and June 2022, JD Property entered into definitive agreements for its non-redeemable series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round was approximately US$800 million. The transaction is subject to customary closing conditions. We remained the majority shareholder of JD Property after the completion of this transaction.

JD Industrials

•

In April 2020, December 2020 and March 2023, JD Industrials entered into definitive agreements for non-redeemable series A, series A-1 and series B preference share financing with a group of third-party investors. The total amount of financing arising was approximately US$545 million. Upon completion of such financing, we still hold approximately 78% of the issued and outstanding shares of JD Industrials.

As of December 31, 2022, we had revolving lines of credit for an aggregate amount of RMB131.4 billion (US$19.0 billion) from several commercial banks (not including the US$1.0 billion term and revolving credit facility we entered into in December 2017, the US$2.0 billion term and revolving loan facility we entered into in December 2021). We had drawn down an aggregate of RMB36.4 billion (US$5.3 billion) under these revolving lines of credit as of December 31, 2022.

As of December 31, 2022, we had a total of RMB228.9 billion (US$33.2 billion) in cash and cash equivalents, restricted cash and short-term investments and time deposits or wealth management products with maturities more than one year in other non-current assets. This included primarily RMB146.2 billion (US$21.2 billion), HK$2.3 million (US$0.3 million) and US$4.3 billion in China, RMB3.7 billion (US$0.5 billion), HK$4.4 billion (US$0.6 billion) and US$6.1 billion in Hong Kong. Our cash and cash equivalents generally consist of cash on hand, money market fund investments, time deposits and liquid investments with maturities of three months or less.

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

Our net inventories have increased significantly in recent years, from RMB58.9 billion as of December 31, 2020 to RMB75.6 billion as of December 31, 2021 and further to RMB77.9 billion (US$11.3 billion) as of December 31, 2022. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our annual inventory turnover days were 33.3 days in 2020, 30.3 days in 2021 and 33.2 days in 2022. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2020, 2021 and 2022, our accounts payable amounted to RMB106.8 billion, RMB140.5 billion and RMB160.6 billion (US$23.3 billion), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our retail business and the related increase in products sourced from our suppliers. Our annual accounts payable turnover days for retail business were 47.1 days in 2020, 45.3 days in 2021 and 52.5 days in 2022. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period to cost of revenues of retail business for that annual period, and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2020, 2021 and 2022, our accounts receivable amounted to RMB7.1 billion, RMB11.9 billion and RMB20.6 billion (US$3.0 billion), respectively. The increase was primarily due to the growth of our logistics business. From early 2014, JD Technology started to provide consumer financing to our customers. As of December 31, 2020, 2021 and 2022, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB0.8 billion, RMB2.5 billion and RMB3.1 billion (US$0.4 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 2.7 days in 2020, 2.9 days in 2021 and 4.5 days in 2022. Annual accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for that annual period and then multiplied by 360 days.

Although we consolidate the results of the consolidated variable interest entities, we only have access to cash balances or future earnings of the consolidated variable interest entities through our contractual arrangements with them. See “Item 4.C. Information on the Company—Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in the Chinese mainland only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Introduction—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 5.B. Operating and Financial Review—Liquidity and Capital Resources” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

RMB may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries and the consolidated variable interest entities in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors and content partners, for example.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	42,544	42,301	57,819	8,383
Net cash used in investing activities	(57,811)	(74,248)	(54,026)	(7,833)
Net cash provided by financing activities	71,072	19,503	1,180	171
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,082)	(1,498)	3,490	506

Net increase/(decrease) in cash, cash equivalents and restricted cash	50,723	(13,942)	8,463	1,227
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	39,912	90,635	76,693	11,119
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	116	—	—
Cash, cash equivalents, and restricted cash at beginning of year	39,912	90,519	76,693	11,119

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	90,635	76,693	85,156	12,346
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	116	—	41	5
Cash, cash equivalents and restricted cash at end of year	90,519	76,693	85,115	12,341

Operating Activities

Net cash provided by operating activities in 2022 was RMB57,819 million (US$8,383 million). In 2022, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally share-based compensation of RMB7,548 million (US$1,095 million), depreciation and amortization of RMB7,236 million (US$1,049 million), and loss from fair value change of long-term investments of RMB4,096 million (US$594 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB17,658 million (US$2,560 million) and an increase in advance from customers of RMB4,526 million (US$656 million). The increase in our accounts payable was due to the growth of our business. The increase in our advance from customers was due to the increase in our sales of prepaid cards.

Net cash provided by operating activities in 2021 was RMB42,301 million. In 2021, the principal items accounting for the difference between our net cash provided by operating activities and our net income were non-cash expenses, principally share-based compensation of RMB9,134 million, loss from fair value change of long-term investments of RMB7,252 million, depreciation and amortization of RMB6,232 million, and loss on share of results of equity investees of RMB4,918 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB32,585 million, an increase in advance from customers of RMB8,702 million, and an increase in accrued expenses and other current liabilities of RMB5,257 million. The increase in our accounts payable and advance from customers was mainly due to the growth of our retail business. The increase in our accrued expenses and other current liabilities was primarily due to the increase of vendor deposits.

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

Investing Activities

Net cash used in investing activities in 2022 was RMB54,026 million (US$7,833 million), consisting primarily of the purchase of short-term investments, cash paid for business combination, cash paid for investment in equity investees and investment securities, cash paid for construction in progress and land use rights, purchases of property, equipment and software, partially offset by the maturity of short-term investments, cash received from disposals of investment in equity investees and investment securities and cash received from sale of development properties.

Net cash used in investing activities in 2021 was RMB74,248 million, consisting primarily of the purchase of short-term investments, investment in equity investees and investment securities, cash paid for construction in progress and land use rights, purchases of property, equipment and software, partially offset by the maturity of short-term investments, cash received from disposals of investment in equity investees and investment securities and cash received from sale of development properties.

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

Financing Activities

Net cash provided by financing activities in 2022 was RMB1,180 million (US$171 million), consisting primarily of proceeds from bank borrowings, net proceeds from JD Property’s non-redeemable series B preferred share financing and share placement of JD Logistics, partially offset by repayment of bank borrowings, cash paid for dividends, and cash paid for repurchase of ordinary shares of our company and our subsidiaries.

Net cash provided by financing activities in 2021 was RMB19,503 million, consisting primarily of net proceeds of RMB23,011 million from the initial public offering of JD Logistics in Hong Kong, the proceeds from short-term borrowing of RMB7,133 million and net proceeds of RMB4,557 million from the non-redeemable series A preference share financing of JD Property, partially offset by the cash paid for repayment of short-term borrowings of RMB5,982 million, repurchase of ordinary shares of RMB5,246 million and repayment of unsecured senior notes of RMB3,246 million.

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

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We made capital expenditures of RMB12.5 billion, RMB22.1 billion and RMB23.7 billion (US$3.4 billion) in 2020, 2021 and 2022, respectively. Our capital expenditures for 2020, 2021 and 2022 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth. JD Property seeks to realize development profits and recycle capital from mature properties to fund new developments and scale the business. We sold certain of our development properties and received proceeds of RMB4.8 billion in 2020, RMB3.5 billion in 2021 and RMB1.7 billion (US$0.2 billion) in 2022, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in millions)
Operating lease commitments for offices and fulfillment infrastructures	25,833	7,885	8,739	3,911	5,298
Commitments for internet data center service fee	4,331	824	1,141	658	1,708
Capital commitments(1)	10,744	10,744	—	—	—
Long-term debt obligations(2)	31,118	885	4,727	13,181	12,325
Estimated interest payments in relation to long-term debt obligations(2)	7,615	1,153	2,106	1,394	2,962

Total	79,641	21,491	16,713	19,144	22,293

(1)	Our capital commitments primarily relate to commitments on construction of office buildings and warehouses, and are expected to be paid in the following years according to the construction progress.
(2)	Our long-term debt obligations are mainly unsecured senior notes and long-term borrowings, including the portion due within one year.

Our investment commitments contracted but without fixed payment schedule amounted to RMB2.4 billion (US$0.4 billion) as of December 31, 2022, which primarily related to capital contribution obligation for certain investment funds.

Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of the other PRC subsidiaries and the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2022, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB58.2 billion (US$8.4 billion).

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

In 2020, 2021 and 2022, our research and development expenses, including share-based compensation expenses for research and development staff, were RMB16,149 million, RMB16,332 million and RMB16,893 million (US$2,449 million), respectively. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in research and development continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value-added services to our business partners.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Business Combinations

We account for business acquisitions under the acquisition method of accounting. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We primarily establish fair value using the income approach based upon a discounted cash flow model. The income approach requires management to make significant estimates and assumptions. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows and discount rates.

Our management’s estimates of fair value are based on available information as of the acquisition date and upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

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

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. We take ownership, risks and rewards of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive income/(loss). As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2022, we would have recorded an additional cost of sales of approximately RMB821 million (US$119 million).

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

During the years ended December 31, 2020, 2021 and 2022, management monitored the actual performance of the business and conducted goodwill impairment test. No impairment loss of goodwill was recorded for the years ended December 31, 2020, 2021 and 2022, respectively.

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

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2021 and 2022, we did not have any significant unrecognized uncertain tax positions.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	50	Chairman of the Board of Directors
Lei Xu	48	Director and Chief Executive Officer
Ming Huang	59	Independent Director
Louis T. Hsieh	58	Independent Director
Dingbo Xu	60	Independent Director
Caroline Scheufele	61	Independent Director
Carol Yun Yau Li	43	Independent Director
Sandy Ran Xu	46	Chief Financial Officer
Pang Zhang	34	Chief Human Resources Officer

Richard Qiangdong Liu has been the chairman of our company since inception and served as our chief executive officer until April 2022. He founded JD.com in 2004 and has guided its development and growth since then. Mr. Liu received the prestigious award “Person of the Year of Chinese Economy 2011” from CCTV, China’s national television network. He was among “World’s 50 Greatest Leaders” named by Fortune Magazine in 2015. Mr. Liu currently serves as the chairman of the board and director of Jingdong Technology Holding Co., Ltd., JD Health International Inc. (HKEX: 6618), and JD Logistics, Inc. (HKEX: 2618). Mr. Liu received his bachelor’s degree in sociology from Renmin University of China in 1996 and an EMBA from China Europe International Business School in 2011.

Lei Xu is chief executive officer and executive director of JD.com, responsible for leading daily operation of the company. Mr. Xu served as a marketing consultant for JD.com in May 2007, and joined the company in January 2009. Prior to his current role, Mr. Xu held various senior roles in the company, including head of marketing department, head of JD Wireless, chief marketing officer of JD.com, chief executive officer of JD Retail and president of JD.com. Mr. Xu led the establishment of JD’s marketing and public relations system, the mobile products’ R&D system as well as the platform operation system, and propelled JD’s mobile-based strategic transformation. Mr. Xu also led the launch of JD 618 Grand Promotion and drove the opening-up of JD’s supply chain capabilities to empower the society at large. During his tenure as CEO of JD Retail, Mr. Xu has established the business philosophy of “trust-based and customer-centric value creation” and led the visionary moves on development of supply chain middle platform and omni-channel strategy, which accelerated JD’s second curve of growth. Mr. Xu also sits on the board of directors of Yonghui Superstores Co. Ltd. Mr. Xu was conferred China’s professional title as Senior Economist (Enterprise Management) in 2019 and holds an EMBA degree from China Europe International Business School. Mr. Xu was named among the “50 Most Influential Business Leaders in China” in two consecutive years named by Fortune China. He was also named by China Entrepreneur magazine as one of the “25 Most Influential Business Leaders” in 2022.

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

Dingbo Xu has served as our independent director since May 2018. Professor Xu has served as a faculty member and professor in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an Associate Dean at China Europe International Business School (CEIBS). Before joining CEIBS in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu is the vice-president of China Association of Chief Financial Officers, the executive director of the editorial board of China Management Accounting Review and the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank. Professor Xu has also contributed his knowledge and expertise to the board of directors of several public companies. Apart from JD.com, Professor Xu currently serves on the board of China Trust Protection Fund Co., Ltd. From September 2009 to April 2018, Professor Xu was a board member as an independent director of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange; from December 2012 to February 2019, he was an independent director of Shanghai Shyndec Pharmaceutical Co., Ltd., a company listed on the Shanghai Stock Exchange; from January 2013 to August 2019, he was an independent director of SANY Heavy Industry, a company listed on the Shanghai Stock Exchange; from June 2013 to September 2019, he was an independent director of China Cinda Asset Management Co. Ltd., a company listed on the Hong Kong Stock Exchange; from September 2016 to September 2022, he was an independent director of Kweichow Moutai Company Limited, a company listed on the Shanghai Stock Exchange, and from December 2015 to March 2023, he was an independent director of Societe Generale (China) Ltd. Professor Xu received his Ph.D. in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.

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

Carol Yun Yau Li has served as our independent director since September 2022. Ms. Li currently serves as Managing Director of Yale Center Beijing, Yale University’s first university-wide center outside of the United States. Ms. Li also served as an independent non-executive director of the board of JD Logistics, Inc. (HKEx: 2618), a consolidated subsidiary of JD.com, from May 2021 to September 2022. From April 2008 to May 2012, Ms. Li was a Senior Vice President at China Investment Corporation, China’s sovereign wealth fund, where she focused on private equity investments. She started her career in investment banking at Credit Suisse First Boston in New York and worked as an attorney at Sullivan & Cromwell LLP and WilmerHale LLP, specializing in corporate, financial, and transactional matters. Ms. Li holds a Bachelor of Arts Degree in Economics and International Studies from Yale University received in May 2000 and a Doctor of Jurisprudence degree from Stanford University received in June 2006. She is admitted to practice law in the State of New York and in the District of Columbia in the United States. Ms. Li was named a World Economic Forum Young Global Leader in 2016. She is also a member of the Hong Kong X-Tech Startup Platform Advisory Committee.

Sandy Ran Xu has served as chief financial officer of JD.com since June 2020. Ms. Xu joined JD.com in July 2018. From July 2018 to May 2020, Ms. Xu oversaw group finance, accounting and tax functions in addition to serving as chief financial officer of JD Retail. Prior to joining JD.com, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office, focusing on TMT industry and U.S. capital markets. Ms. Xu currently also serves as a director of JD Technology. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.

Pang Zhang has served as our chief human resources officer since December 2020. Ms. Zhang joined our company in July 2011. She has significant experience in leadership development as well as organizational processes optimization, and has always committed to exploring a brand-new type of platform-based HR system, thus to better support diversified business groups at JD.com. She also leads our company’s diversity, equality and inclusion efforts. Ms. Zhang has held multiple key roles within different departments in our company, including our company’s chairman office, JD Retail and JD Technology. Ms. Zhang currently serves as a director of JD Technology. Ms. Zhang holds a Cornell-Tsinghua Finance MBA and a bachelor’s degree from Central University of Finance and Economics.

B. Compensation

In 2022, we paid an aggregate of approximately RMB37 million (US$5 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Our Share Incentive Plan

Our currently effective share incentive plan, or our Share Incentive Plan, was adopted in November 2014. The number of shares reserved for future issuances under our Share Incentive Plan will be increased by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of our Share Incentive Plan commencing with the fiscal year ended December 31, 2018. The maximum aggregate number of our shares which may be issued pursuant to all awards under our Share Incentive Plan is 649,016,444 shares as of the date of this annual report, consisting of 106,850,910 shares that have been issued to and reserved with Fortune Rising Holdings Limited, and 542,165,534 shares that are reserved under our Share Incentive Plan. Fortune Rising Holdings Limited holds these ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan.

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

Award Agreement. Awards granted under our Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination of Our Share Incentive Plan. Unless terminated earlier, our Share Incentive Plan will terminate automatically on December 20, 2023. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary and desirable to comply with applicable law. Shareholder approval is required for any amendment to our Share Incentive Plan that (i) increases the number of shares available under our Share Incentive Plan, or (ii) permits the plan administrator to extend the term of our Share Incentive Plan or the exercise period for an option beyond ten years from the date of grant.

As of December 31, 2022, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 71,641,054 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 19,314,136 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.

In May 2015, with approval of board of directors, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. The number of restricted shares, restricted share units and options that had been granted to each of our other directors and executive officers and remained outstanding represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of February 28, 2023. The awards to our other directors and executive officers have two-year, four-year, five-year or six-year vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year vesting schedule.

Share Incentive Plans of our Consolidated Subsidiaries

In addition, certain of our consolidated subsidiaries approved and adopted their own share incentive plans.

JD Logistics adopted its own share incentive plans in 2018 and 2021, which permit the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants. JD Logistics granted 224,511,105 and 30,030,446 share options for the years ended December 31, 2020 and 2021, respectively, including the share options granted to Mr. Liu. No share option was granted in 2022. JD Logistics also granted restricted share units to its employees, directors and consultants starting from July 2021 and granted 9,663,953 and 41,570,538 restricted share units in 2021 and 2022, respectively. In October 2020, options to acquire 99,186,705 ordinary shares of JD Logistics with an exercise price of US$0.01 per share were granted to Mr. Liu according to the JD Logistics’s share incentive plan. The grant is subject to a 6-year vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date. Total share-based compensation expenses were RMB640 million, RMB1,201 million and RMB961 million (US$139 million) under JD Logistics’ share incentive plans for the years ended December 31, 2020, 2021 and 2022, respectively.

JD Health adopted its own share incentive plans in 2020, which permits the granting of stock options, restricted share units and other types of awards of JD Health to its employees, directors and consultants. JD Health granted 94,770,812 share options in 2020, including the share options granted to Mr. Liu. No share option was granted in 2021 or 2022. JD Health also granted restricted share units to its employees, directors and consultants starting from January 2021, and granted 80,582,712 and 4,638,422 restricted share units in 2021 and 2022, respectively. In October 2020, options to acquire 53,042,516 ordinary shares of JD Health with an exercise price of US$0.0000005 per share were granted to Mr. Liu according to the JD Health’s share incentive plan. The grant is subject to a 6-year vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date. Total share-based compensation expenses were RMB331 million, RMB2,561 million and RMB2,068 million (US$300 million) under JD Health’ share incentive plans for the years ended December 31, 2020, 2021 and 2022, respectively.

JD Property adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Property to its employees, directors and consultants. JD Property granted 193,059,698 restricted share units to Mr. Liu for the year ended December 31, 2021. The restricted share units granted to Mr. Liu were fully vested on November 25, 2021. JD Property granted 108,399,512 share options to its employees, directors and consultants for the year ended December 31, 2022. In October 2022, options to acquire 81,446,610 ordinary shares of JD Property with an exercise US$0.0000005 per share were granted to Mr. Liu according to the JD Property’ s share incentive plan, and the share options were fully vested on October 1, 2022. Total share-based compensation expenses were RMB467 million and RMB354 million (US$51 million) under JD Property’s share incentive plan for the years ended December 31, 2021 and 2022, respectively.

JD Industrials adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Industrials to its employees, directors and consultants. JD Industrials granted 90,629,636 restricted share units to Mr. Liu for the year ended December 31, 2021. The restricted share units granted to Mr. Liu were fully vested on December 30, 2021. JD Industrials granted 2,660,000 share options to its employees, directors and consultants for the year ended December 31, 2022. Total share-based compensation expenses were RMB684 million and RMB7 million (US$1 million) under JD Industrials’s share incentive plan for the years ended December 31, 2021 and 2022, respectively.

C. Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the Nasdaq Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote will be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nomination committee, and an environmental, social and governance (ESG) committee. We have adopted a charter for each of the four committees.

Audit Committee

Our audit committee consists of Louis T. Hsieh, Ming Huang and Dingbo Xu. Mr. Hsieh is the chairperson of our audit committee. We have determined that Mr. Hsieh, Mr. Huang and Mr. Xu satisfy the “independence” requirements of Nasdaq and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Ming Huang and Carol Yun Yau Li. Mr. Huang is the chairperson of our compensation committee. We have determined that Mr. Huang and Ms. Li satisfy the “independence” requirements of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nomination Committee

Our nomination committee consists of Dingbo Xu, Louis T. Hsieh and Caroline Scheufele. Mr. Xu is the chairperson of our nomination committee. Mr. Xu, Mr. Hsieh and Ms. Scheufele satisfy the “independence” requirements of Nasdaq. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity; and

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board.

Environmental, Social and Governance (ESG) Committee

Our ESG committee consists of Richard Qiangdong Liu, Dingbo Xu and Carol Yun Yau Li. Mr. Liu is the chairperson of our ESG committee. The ESG committee assists the board of the directors in overseeing the ESG relevant to our Company. The ESG committee is responsible for, among other things:

•

reviewing the formulation of our ESG vision, strategies, and plans, the progress of our ESG-related practice and internal control system, the objectives and implementation of our ESG-related work, as well as our annual ESG report; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	1

D. Employees

As of December 31, 2020, 2021 and 2022, we had a total of 314,906, 385,357 and 450,679 employees, respectively. The following is a breakdown of our employees as of December 31, 2022 by function:

Function	Number
Procurement	21,603
Warehouses	59,801
Delivery	302,370
Customer Service	26,033
Research and Development	15,534
Sales and Marketing	15,125
General and Administrative	10,213
TOTAL	450,679

*	The number of employees shown above excludes part-time staff and interns.

With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate.

We invest resources in the recruitment of employees in support of our fast-growing business operations. In 2022, we recruited new employees in connection with the expansion of our business, and we will continue to invest resources in training, managing and motivating our workforce. In 2022, we have invested a considerable amount of resources in employee career development and training. We have clear talent criteria and have applied them to the whole process of talent management. In the talent management activities throughout the year, we not only pay attention to the improvement of employees’ ability and quality, but also pay special attention to incentive development, in particularly emphasized the mindset of “contributor-oriented”, so that to enable all kinds of talents to have a “sense of goal” and “sense of fulfillment”. We lay special emphasis on the building of talent pipeline and the building of organizational cultural cohesion. We have established a comprehensive employee training and development system covering leadership, general competencies, and professional competencies. Our comprehensive training program covers corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. As of December 31, 2022, over 1,100 management trainees had undergone our dedicated management training program.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 3,147,816,729 ordinary shares outstanding as of February 28, 2023, comprising of (i) 2,761,442,006 Class A ordinary shares, excluding the 31,856,338 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 386,374,723 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	32,174,550	(1)	368,007,423	(1)	400,181,973	(1)	12.7	(1)	73.9	(2)
Lei Xu	*		—		*		*		*
Ming Huang(3)	*		—		*		*		*
Louis T. Hsieh(4)	*		—		*		*		*
Dingbo Xu(5)	*		—		*		*		*
Caroline Scheufele(6)	*		—		*		*		*
Carol Yun Yau Li(7)	*		—		*		*		*
Sandy Ran Xu	*		—		*		*		*
Pang Zhang	*		—		*		*		*
All Directors and Executive Officers as a Group	33,097,486		368,007,423		401,104,909		12.7		73.9	(2)
Principal Shareholders:
Max Smart Limited(8)	22,974,550		368,007,423		390,981,973		12.4		70.4
Walmart(9)	289,053,746		—		289,053,746		9.2		2.8
Fortune Rising Holdings Limited(10)	—		18,367,300		18,367,300		0.6		3.5

*	Less than 1% of our total outstanding ordinary shares.
**

Except for Mr. Ming Huang, Mr. Louis T. Hsieh, Mr. Dingbo Xu, Ms. Caroline Scheufele and Ms. Carol Yun Yau Li, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)

Represents (i) 368,007,423 Class B ordinary shares directly held by Max Smart Limited, (ii) 11,487,275 ADSs, representing 22,974,550 Class A ordinary shares, held by Max Smart Limited, and (iii) 9,200,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after February 28, 2023. As of February 28, 2023, Mr. Liu has not exercised his right to acquire such Class A ordinary shares. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (8) below. The ordinary shares beneficially owned by Mr. Liu do not include 18,367,300 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (10) below. Mr. Liu will donate 62,376,643 Class B ordinary shares of the Company to a third-party foundation for charitable purposes. Assuming the donation had been completed as of February 28, 2023, Mr. Liu would have beneficially owned a total of 337,805,330 ordinary shares, representing 10.7% of our total outstanding ordinary shares, and the voting power of the shares beneficially owned would represented 69.9% of the total outstanding voting power.

(2)

The aggregate voting power includes the voting power with respect to the 18,367,300 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (10) below.

(3)	The business address of Mr. Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

(4)	The business address of Mr. Hsieh is Tower 2,37-B, I Austin Road West, Kowloon, Hong Kong.

(5)	The business address of Professor Xu is China Europe International Business School, 699 Hongfeng Road, Pudong, Shanghai 201206, China.

(6)	The business address of Ms. Scheufele is Chopard & Cie SA, Rue de Veyrot 8, 1217 Meyrin, Switzerland.

(7)	The business address of Ms. Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China.

(8)

Represents (i) 368,007,423 Class B ordinary shares directly held by Max Smart Limited and (ii) 11,487,275 ADSs, representing 22,974,550 Class A ordinary shares, held by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)

Based on the information provided by Walmart, represents (i) 144,952,250 Class A ordinary shares and (ii) 72,050,748 ADSs, representing 144,101,496 Class A ordinary shares, owned jointly by (i) Walmart, a corporation organized under the laws of the State of Delaware, (ii) Newheight Holdings Ltd., or Newheight, a company organized under the laws of the Cayman Islands, and (iii) Qomolangma Holdings Ltd., or Qomolangma, a company organized under the laws of the Cayman Islands. Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma. The address of the principal business office of Walmart is 702 S.W. Eighth Street, Bentonville, Arkansas 72716. The address of the principal business office of both Newheight and Qomolangma is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(10)

Represents 18,367,300 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our Share Incentive Plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2023, a total of 913,678,527 Class A ordinary shares were held by four record holders in the United States, representing approximately 28.7% of our total issued shares on an as-converted basis (including the 31,856,338 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan and the Class A ordinary shares held in our Hong Kong register of members). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 32.7% of our Class A ordinary shares on record, representing approximately 28.7% of our total issued shares on record as of February 28, 2023 (including the 31,856,338 Class A ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan and the Class A ordinary shares held in our Hong Kong register of members). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the Consolidated Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in businesses such as value-added telecommunications service business in China. Due to these restrictions, we operate our relevant business through contractual arrangements with the consolidated variable interest entities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

Agreements and Business Cooperation with Tencent

On March 25, 2022, Tencent completed a distribution of approximately 460 million Class A ordinary shares of our company owned by Tencent to its shareholders, and its shareholding in us changed to approximately 2.3% at the time, and the shareholders of Tencent who receive our shares in the distribution have become our shareholders. We and Tencent continue to maintain our mutually beneficial business relationship, including our ongoing strategic partnership agreement.

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

On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent continued to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. Such traffic support, advertising spending and other cooperation amounted to over US$800 million, which was paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined dates during the three-year period, of which 8,127,302, 2,938,584 and 1,914,998 of our Class A ordinary shares were issued in May 2019, May 2020 and June 2021, respectively.

On June 29, 2022, we renewed the strategic cooperation agreement with Tencent for another period of three years. Tencent continues to offer us prominent Level 1 and Level 2 access points on its Weixin platform to provide traffic support, and we also continue to cooperate in a number of areas including communications, technology services, marketing and advertising, and membership services, among others. The value of such cooperation is to be paid or spent in cash and in the form of our shares combined over the next three years. As a part of the total consideration, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a consideration of up to US$220 million by reference to prevailing market prices at certain pre-determined dates during the three-year period, of which 2,164,326 of our Class A ordinary shares were issued in July 2022.

Business Cooperation with Tencent. In 2020, we generated RMB355 million commission services revenues from cooperation on advertising business with Tencent, RMB375 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB3,226 million advertising resources and payment processing services from Tencent. In 2021, we generated RMB248 million commission services revenues from cooperation on advertising business with Tencent, RMB553 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB5,010 million advertising resources and payment processing services from Tencent. Tencent ceased to be a related party of us since March 2022 when it completed the distribution of our Class A ordinary shares to its shareholders and reduced its shareholding in us. In the period from January to March 2022, we generated RMB44 million (US$6 million) commission services revenues from cooperation on advertising business with Tencent, RMB77 million (US$11 million) revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB1,314 million (US$191 million) advertising resources and payment processing services from Tencent.

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

On June 20, 2020, the shareholders of JD Technology passed a unanimous resolution to restructure JD Technology as a company limited by shares and adopt the dual class voting structure. The shares held by Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan, an entity controlled by Mr. Liu, were entitled to ten votes per share, while Mr. Liu and Suqian Linghang Fangyuan must abstain from voting on any related party transaction with JD Technology. As a result of this dual class voting structure, as of December 31, 2022, we held approximately 22.1% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 52.4% of the total voting power of JD Technology.

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

Shareholders Agreement. The shareholders agreement of JD Technology provides for certain special rights, including preemptive right and right to consent for certain matters and contains provisions governing the board of directors and other corporate governance matters.

Non-Compete Agreement. We and JD Technology have each agreed to certain limitations on our respective ability to enter into or participate in the same line of business as the other party. JD Technology may not engage in the e-commerce business conducted by us or our subsidiaries without our prior written consent, unless we and JD Technology are no longer under the common control of Mr. Richard Qiangdong Liu. Without the prior written consent of JD Technology, we are restricted from engaging in the financial products, financial derivatives, and other financial-related businesses operated by JD Technology and its subsidiaries, including consumer finance, supply chain finance, third party payment, factoring, insurance brokerage and agency, crowd funding (including product and equity crowd funding), wealth management, securities brokerage, banking, financial leasing, asset management, and credit reporting, unless we and JD Technology are no longer under the common control of Mr. Liu. We, however, may make passive investments in competing businesses which we do not control.

Business Transactions with JD Technology and its Subsidiaries

JD Technology is a related party controlled by our chairman of the board of directors, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Technology. In 2020, 2021 and 2022, we provided services and sold goods to JD Technology in a total amount of RMB598 million, RMB882 million and RMB2,506 million (US$363 million), respectively. In 2020, 2021 and 2022, we received payment processing and other services provided by JD Technology in the amount of MB6,945 million, RMB8,762 million and RMB11,494 million (US$1,666 million), respectively. In 2020, 2021 and 2022, interest income in the amount of RMB31 million, RMB253 million and RMB301 million (US$44 million) was recognized in relation to the financial support provided to JD Technology by us, respectively. Based on a series of agreements signed on January 1, 2016, JD Technology will perform the credit risk assessment services and earn fees for providing such services, and JD Technology will purchase the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing to absorb the risks. In connection with the agreements, the total amount of over-due receivables related to the consumer financing transferred from us to JD Technology were RMB493 million, RMB77 million and RMB237 million (US$34 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

We also transferred certain financial assets to JD Technology without recourse at fair value. The amount of accounts receivables transferred without recourse in 2020, 2021 and 2022 were RMB33,406 million, RMB43,299 million and RMB50,282 million (US$7,290 million), respectively, and were derecognized.

As of December 31, 2022, we had a total amount of RMB2,741 million (US$397 million) due from JD Technology.

Transactions with Our Equity Investees and Other Related Parties

Business Transaction and Non-compete Obligation with Dada. In April 2016, we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Dada which had a fair value of approximately US$67 million were recorded as deferred revenues and would be recognized as net service revenues, and the non-compete obligation with Dada which had a fair value of approximately US$83 million were recorded as other liabilities and would be recognized as other income over a period of seven years on a straight line basis starting from May 2016. In 2020, 2021 and the period from January to February, 2022, other income in the amount of RMB82 million, RMB77 million and RMB13 million (US$2 million) had been recognized, respectively. In 2020, 2021 and the period from January to February, 2022, we provided services and sold goods to Dada in a total amount of RMB179 million, RMB523 million and RMB135 million (US$20 million), respectively, and in the same periods, we also received services from Dada in a total amount of RMB2,200 million, RMB1,087 million and RMB212 million (US$31 million), respectively. As of December 31, 2022, we owned approximately 53% issued and outstanding shares of Dada.

On March 22, 2021, we, through a subsidiary, entered into a share subscription agreement with Dada, and further entered into an amendment to share subscription agreement on February 25, 2022, under which Dada issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada, pursuant to which we will provide certain strategic resources to Dada, at a closing that occurred on February 28, 2022. Immediately following the closing, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. Dada ceased to be a related party of us since February 2022.

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

For the logistics facilities under the Property Funds that met the closing conditions, we recorded a disposal gain of RMB1.6 billion, RMB0.8 billion and RMB1.4 billion (US$0.2 billion) in 2020, 2021 and 2022, respectively. We will derecognize the remaining logistics facilities upon satisfaction of the hand-over condition. In addition, subsequent to the disposition, we have leased back the completed facilities from the Property Funds for operational purposes, and JD Property has started serving as the asset manager managing the Property Funds’ assets. We will also lease back some of the facilities that sale to the Property Funds for operational purposes when such facility has been completed. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” We received lease and property management services from the Property Funds in a total amount of RMB838 million, RMB1,180 million and RMB1,249 million (US$181 million) in 2020, 2021 and 2022, respectively. Interest income in the amount of RMB49 million, RMB39 million and RMB43 million (US$6 million) were recognized in 2020, 2021 and 2022, respectively, in connection with our financial support provided to the Property Funds. As of December 31, 2022, we had an amount of RMB2,814 million (US$408 million) due from the Property Funds.

Business Transactions with ATRenew and its subsidiaries, or ATRenew Group. ATRenew Group is an equity investee of us, and its ADSs commenced trading on the NYSE in June 2021. In June 2019, we completed an investment of approximately RMB3.38 billion in ATRenew, an online second-hand consumer electronics trading platform. In connection with this investment, we merged our Paipai Secondhand business with and into ATRenew with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of ATRenew. In September and December 2020, we completed further investment in existing and newly issued preferred shares of ATRenew for a cash consideration of RMB401 million. Upon the completion of the transaction, the traffic support, marketing and promotion services to be provided to ATRenew Group were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight line basis starting from June 2019. In addition, we made an additional investment of RMB129 million in ATRenew in April 2021 and RMB321 million to acquire its ADSs in connection with its initial public offering in June 2021. The ADSs of ATRenew commenced trading on the New York Stock Exchange in June 2021. As of December 31, 2022, we owned approximately 33% issued and outstanding shares of ATRenew. As of December 31, 2022, we had a total amount of RMB610 million (US$88 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to ATRenew Group. In 2020, 2021 and 2022, we provided services and sold goods to ATRenew Group in a total amount of RMB664 million, RMB894 million and RMB806 million (US$117 million), respectively. In 2020, 2021 and 2022, we also received services from ATRenew Group in a total amount of RMB32 million, RMB31 million and RMB4 million (US$1 million), respectively. As of December 31, 2022, we had an amount of RMB22 million (US$3 million) due from ATRenew Group.

Our transactions with equity investees other than those discussed above were insignificant, individually or in the aggregate, in each of the past three fiscal years.

Our revenues from related parties, excluding those from the major related parties as described above, represented approximately 0.15%, 0.24% and 0.26% of total net revenues of our company for the years ended December 31, 2020, 2021 and 2022, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as described above, represented 0.28%, 0.17% and 0.13% of total operating expenses of our company for the years ended December 31, 2020, 2021 and 2022, respectively.

In addition, Mr. Richard Qiangdong Liu, our chairman since inception and the chief executive officer since inception to April 2022, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.

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

As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract or other disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties. For example, in July and August 2019, Shanghai Gopher Asset Management Co., Ltd., or Gopher, and Noah (Shanghai) Financial Leasing Co., Ltd., or Noah, filed two separate lawsuits in Shanghai, requesting the court to enforce the fulfillment of payment obligations by Jingdong Century, one of our subsidiaries, to Gopher and Noah, respectively, under certain accounts receivable assignment confirmation letters allegedly signed by Jingdong Century. These two lawsuits relate to similar subject matters, and the plaintiffs allege that (i) Jingdong Century was a party to certain purchase agreements with its two suppliers, Guangdong Chengxing Holding Group Co., Ltd., or Guangdong Chengxing, and Guangdong Zhongcheng Industry Holding Co., Ltd., or Guangdong Zhongcheng, and has payment obligations to these two suppliers under these agreements; and (ii) Jingdong Century confirmed and agreed to certain accounts receivable assignment confirmation letters (by affixing its seal to the letter) delivered by the plaintiffs and the two suppliers when the two suppliers assigned their rights under the purchase agreements to the plaintiffs. Jingdong Century did not confirm the accounts receivable assignment confirmation letters as alleged by the plaintiffs. In addition, Jingdong Century’s corporate seal that was allegedly affixed to the purchase agreements and accounts receivable assignment confirmation letters as claimed in these two cases is inconsistent with the corporate seal of Jingdong Century filed with the competent PRC government authority. Recently, the two plaintiffs have amended their claims seeking an aggregate of RMB3.5 billion damages on the basis of tort liability. We believe these lawsuits are without merit and we will continue to defend ourselves vigorously. There is uncertainty, however, regarding the timing or ultimate resolution of these lawsuits and the other legal proceedings in which we are involved. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may be subject to legal, regulatory and/or administrative proceedings.”

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

On May 4, 2022, our board of directors approved a special cash dividend of US$0.63 per ordinary share, or US$1.26 per ADS, to holders of ordinary shares and holders of ADSs, respectively. The aggregate amount of the special dividend was approximately US$2.0 billion. In March 2023, our board of directors approved a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the cash dividend was approximately US$1.0 billion. In addition, we plan to adopt an annual dividend policy, under which we may choose to declare and distribute a cash dividend each year, at an amount determined in relation to our financial performance in the previous fiscal year, among other factors. The determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, financial condition, capital requirements and other considerations that the board deems relevant.

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

Under our current memorandum and articles of association, so long as the total issued and outstanding Class B ordinary shares constitute a majority of our aggregate voting rights of our company and shareholders of our company immediately prior to the completion of our initial public offering (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) hold a majority of our total issued and outstanding Class A ordinary shares, any amendments to our current memorandum and articles of association and certain related party transactions between Mr. Richard Qiangdong Liu or any of his immediate family members or Affiliates, on one hand, and our company or any of our company’s subsidiaries or consolidated affiliated entities on the other hand, require approval by both (i) holders of a majority of the total issued and outstanding Class A ordinary shares (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) and (ii) holders of a majority of our aggregate voting rights in addition to a special resolution (in the case of amendments to our memorandum and articles of association) or an ordinary resolution (in any other case).

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

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

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

C. Material Contracts

Other than in the ordinary course of business and other than those described under this item, “Item 4. Information on the Company” or “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. There can be no assurance that the IRS or a court will not take a contrary position with respect to any United States federal income tax consequences described below. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt entities (including private foundations), investors who are not U.S. Holders, U.S. expatriates, investors liable for the alternative minimum tax, investors who acquired their ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors subject to the Medicare tax on their net investment income or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

For U.S. federal income tax purposes, U.S. Holders who hold ADSs will generally be treated as the holder of the underlying ordinary shares represented by those ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC for any taxable year are discussed below under “—Passive Foreign Investment Company Considerations.”

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

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the Nasdaq Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we believe that we would be eligible for the benefits under the Treaty and that we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of the consolidated variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2022 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2022, and we do not expect to be classified as a PFIC in the current taxable year or the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and time deposits or wealth management products with maturities more than one year in other non-current assets of RMB149.9 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments and time deposits or wealth management products with maturities more than one year in other non-current assets of US$10.7 billion. Assuming we had converted RMB149.9 billion into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our U.S. dollar cash balance would have been US$32.4 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$30.3 billion instead. Assuming we had converted US$10.7 billion into RMB at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our RMB cash balance would have been RMB223.7 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB232.0 billion instead.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2% and 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2022, we did not receive any reimbursement from the depositary.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. We completed the acquisition of Deppon during the year ended December 31, 2022. As permitted by relevant rules and regulations, we have excluded Deppon from our evaluation of internal control over financial reporting as of December 31, 2022. Overall, Deppon constituted 2.6% and 1.4%, respectively, of total assets and total net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

Our board of directors adopted an amended and restated code of business conduct and ethics that applies to our directors, officers and employees in November 2022. We have posted a copy of our code of business conduct and ethics on our website at http://ir.jd.com

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors
(1)
for the periods indicated.

	For the year ended December 31,
	2021			2022
Audit fees (2)	US$	3,230,000	US$	3,770,979
Audit-related fees (3)	US$	5,675,140	US$	6,090,913
Tax fees (4)	US$	268,987	US$	250,881
All other fees (5)	US$	174,044	US$	293,840

Notes:

(1)
We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as external auditor for our annual report on Form
20-F,
and Deloitte Touche Tohmatsu in Hong Kong as external auditor for our HK annual report. Deloitte Touche Tohmatsu Certified Public Accountants LLP’s PCAOB ID is 1113.

(2)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2021 and 2022, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

As of the date of this annual report, we had repurchased a total of approximately 20.3 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us. All shares were repurchased in the open market pursuant to the share repurchase program announced on March 17, 2020 and modified on December 29, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan*
March 17, 2020—March 31, 2020	1,191,370	37.04	1,191,370	2,955,868,397
March 1, 2021—March 31, 2021	7,583,810	82.52	7,583,810	2,330,029,654
May 1, 2021—May 31, 2021	2,607,401	68.51	2,607,401	2,151,387,896
July 1, 2021—July 31, 2021	23,616	69.94	23,616	2,149,736,231
March 1, 2022—March 31, 2022	533,072	57.63	533,072	2,119,017,691
April 1, 2022—April 28, 2022	4,477,131	57.08	4,477,131	1,863,474,190
March 1, 2023—March 31, 2023	3,839,490	39.87	3,839,490	1,710,395,700
Total	20,255,890	63.67	20,255,890	1,710,395,700

Note:

*	The dollar value in this column is based on US$3.0 billion after the adjustment of repurchase authorization.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

In May 2022, JD.com, Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of JD.com, Inc. or any of the consolidated variable interest entities in China, (ii) the governmental entities in China does not have a controlling financial interest in our company or any of the consolidated variable interest entities, (iii) none of the members of the board of directors of our company or our operating entities, including the consolidated variable interest entities, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of our company or the consolidated variable interest entities contains any charter of the Chinese Communist Party.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of JD.com, Inc., its subsidiaries and the consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-36450), furnished with the Securities and Exchange Commission on June 23, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.3	Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

2.4	Indenture, dated as of April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

2.5	First Supplemental Indenture, dated April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on April 29, 2016)

2.6	Form of US$500,000,000 3.125% Notes Due 2021 (included in Exhibit 2.5)

2.7	Form of US$500,000,000 3.875% Notes Due 2026 (included in Exhibit 2.5)

2.8	Second Supplemental Indenture, dated January 14, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on January 14, 2020)

2.9	Form of US$700,000,000 3.375% Notes due 2030 (included in Exhibit 2.8)

2.10	Form of US$300,000,000 4.125% Notes due 2050 (included in Exhibit 2.8)

2.11	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.12	Description of Class A Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.13	Description of the Registrant’s US$500,000,000 3.125% Notes Due 2021 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-210795) filed with the Securities and Exchange Commission on April 18, 2016 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on April 22, 2016 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

Exhibit Number	Description of Document

2.14	Description of the Registrant’s US$500,000,000 3.875% Notes Due 2026 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-210795) filed with the Securities and Exchange Commission on April 18, 2016 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on April 22, 2016 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.15	Description of the Registrant’s US$700,000,000 3.375% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.16	Description of the Registrant’s US$300,000,000 4.125% Notes due 2050 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-200450), as amended, initially filed with the Securities and Exchange Commission on November 21, 2014)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4*	English translation of the Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022

4.5*	English translation of Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022

4.6*	English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022

4.7*	English translation of the Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd., dated September 16, 2022

4.8*	English translation of the Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022

4.9*	English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022

4.10*	English translation of the Loan Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022

4.11*	English translation of the Equity Pledge Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022

4.12*	English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022

4.13*	English translation of the Exclusive Technology Consulting and Service Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd., dated September 30, 2022

Exhibit Number	Description of Document

4.14*	English translation of the Exclusive Purchase Option Agreement between Shanghai Shengdayuan Information Technology Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022

4.15*	English translation of the Business Operations Agreement between Shanghai Shengdayuan Information Technology Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022

4.16*	English translation of the Business Cooperation Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. and Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022

•   Schedule A of this exhibit includes information about the business cooperation agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.17*	English translation of the Exclusive Purchase Option Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022

•   Schedule A of this exhibit includes information about the exclusive option agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.18*	English translation of the Loan Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022

•   Schedule A of this exhibit includes information about the loan agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.19*	English translation of the Shareholders’ Rights Entrustment Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022

•   Schedule A of this exhibit includes information about the shareholders’ rights entrustment agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.20*	English translation of the Power of Attorney by the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022

•   Schedule A of this exhibit includes information about the power of attorney substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.21*	English translation of the Equity Pledge Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022

•   Schedule A of this exhibit includes information about the equity pledge agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant Exhibit

4.22*	English translation of the Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022

•   Schedule A of this exhibit includes information about the equity pledge agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.23*	English translation of the Power of Attorney by the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022

•   Schedule A of this exhibit includes information about the power of attorney substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.24*	English translation of the Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022

Exhibit Number	Description of Document

•   Schedule A of this exhibit includes information about the exclusive technology consulting and service agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.25*	English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022

•   Schedule A of this exhibit includes information about the business operations agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.26*	English translation of the Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022

•   Schedule A of this exhibit includes information about the exclusive purchase option agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.27*	English translation of the Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022

•   Schedule A of this exhibit includes information about the loan agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.28	Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.29	Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018) Exhibit

4.30	English summary of Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among DalianWanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.31	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.32	US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.33	Subscription Agreement relating to the offering of limited partnership interests in JD Logistics Properties Core Fund, L.P. (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.34†	Share Purchase Agreement, by and between Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, as sellers, and JD Star Development X (HK) Limited, as purchaser, dated as of February 27, 2019 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.35	Share Subscription Agreement, dated May 10, 2019, by and between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 9 to Form Schedule 13D/A filed by Tencent Holdings Limited with the Securities and Exchange Commission on May 15, 2019)

Exhibit Number	Description of Document

4.36	Share Subscription Agreement., dated as of June 25, 2020, by and between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd., a subsidiary of the Registrant (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.37	Amended and Restated Agreement, dated as of November 9, 2020, between the Registrant and Jingdong Technology Holding Co., Ltd. regarding certain non-compete arrangements (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.38	Investment Agreement, dated as of June 25, 2020, among the Registrant, Jingdong Technology Holding Co., Ltd. and other parties named therein (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.39	Share Subscription Agreement, dated as of Mach 31, 2021, between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021) Exhibit

4.40	Asset Purchase Agreement, dated as of March 31, 2021, between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.41	Share Subscription Agreement, dated March 22, 2021, between Dada Nexus Limited and JD Sunflower Investment Limited (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by Dada Nexus Limited with the Securities and Exchange Commission on March 31, 2021)

4.42	English Summary of Equity Transfer and Capital Increase Agreement, dated August 12, 2020, among Kuayue Express Group Co., Ltd., Suqian JD Bohai Enterprise Management Co., Ltd. and other parties named thereto. (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.43†	Facilities Agreement, US$2,000,000,000 Term and Revolving Credit Facilities, dated December 29, 2021, between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.44†	Sale and Purchase Agreement, dated September 1, 2021, among JD Property, Mr. Li Shifa and Yupei International Investment Management Co., Ltd. (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.45	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited. (incorporated herein by reference to Exhibit 99.3 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.46	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited. (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.47	English Summary of Key Terms of the Founding Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant, Cui Weixing and Xue Xia (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.48	English Summary of Key Terms of the Management Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant and Certain Individuals (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.49*	English Summary of Key Terms of the Minority Vendors Agreement, dated March 11, 2022, among a subsidiary of the Registrant and each of the 153 Minority Shareholders of Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited

Exhibit Number	Description of Document

4.50	Subscription Agreement between JD Logistics, Inc. and a Subsidiary of the Registrant, dated March 25, 2022 (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.51*	English Translation of Strategic Cooperation Agreement, dated as of June 29, 2022, among Shenzhen Tencent Computer Systems Co., Ltd., JD.com, Inc. and Chongqing Jingdong Haijia E-Commerce Co., Ltd.

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 Exhibit

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Shihui Partners

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Lei Xu
Name:	Lei Xu
Title:	Chief Executive Officer

Date: April 20, 2023

JD.com, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2023 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventories, net – estimated net realizable value – Refer to Notes 2.l and 10 to the financial statements
Critical Audit Matter Description
As of December 31, 2022, the Company’s net balance of inventories was RMB77,949 million, which represented approximately 13% of the total assets. As disclosed in Note 2.l to the consolidated financial statements, the Company records valuation allowances for slow-moving and damaged goods to adjust the cost of such inventories to their estimated net realizable value. The estimate requires management to make significant assumptions considering various factors such as impact of inventory aging, historical and forecasted consumer demand, as well as market conditions that impact pricing.
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
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s estimated net realizable value of inventories included the following, among others:

•
We tested the effectiveness of the controls over the estimated net realizable value of inventories, including the review of historical sales activities and the calculation of inventory valuation allowance;

•	We evaluated the reasonableness of the valuation methodologies and assumptions applied by management to determine slow-moving and damaged inventories;

•
We tested the accuracy and completeness of the underlying data that served as the basis for the calculation of inventory valuation allowance, and the mathematical accuracy of management’s calculation of inventory valuation allowance;

•
We performed inquiries with appropriate finance and operations personnel, and reviewed the actual sales subsequent to December 31, 2022 to corroborate management’s quantitative and qualitative judgments applied over the indicators of slow-moving and damaged inventories, and to evaluate the reasonableness of management’s estimate of the impact of interaction among various factors; and

•
We performed retrospective reviews by comparing subsequent actual realized value with historical estimates to evaluate management’s ability to perform reasonable estimate of inventory valuation allowance.

Business acquisition – intangible assets, net – Refer to Notes 2, 7 and 13 to the financial statements
Critical Audit Matter Description
For the year ended December 31, 2022, the Company completed the acquisitions of Dada Nexus Limited and Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited and accounted for these business acquisitions using the acquisition method of accounting. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition, including the newly identified and appreciation of intangible assets of RMB4,435 million in total. Determining the fair value of the identifiable intangible assets acquired requires management to make complex judgments and significant assumptions including the selection of valuation methodologies, estimates of future cash flows, and discount rates.
We identified the fair value assessment of the identifiable intangible assets acquired as a critical audit matter because of the complex judgments, and significant assumptions made by management to estimate their fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve the valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s fair value estimate of the identifiable intangible assets in part of the purchase price allocation process.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s fair value estimate of the identifiable intangible assets acquired included the following, among others:

•
We tested the effectiveness of controls over the fair value estimate of the identifiable intangible assets acquired, including management’s review of the valuation models, as well as the significant assumptions used in the valuation models, such as future cash flows, and discount rates;

•
We evaluated the reasonableness of management’s forecast of future cash flows by performing inquiries of management, comparing the forecast financial information to historical actual results, to comparable companies as well as trends and outlook of this industry, and searching for indicators of contradiction or inconsistency;

•
With the assistance of valuation specialists, we evaluated (1) the appropriateness of the valuation methodologies, (2) the reasonableness of the significant assumptions, including testing the underlying source information and developing a range of independent estimates for discount rates and comparing to those selected by management, and (3) the mathematical accuracy of the valuation calculation; and

•	We performed sensitivity analysis to evaluate changes in the fair value of the intangible assets that would result from changes in significant assumptions.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
April 20, 2023
We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated April 20, 2023 expressed an unqualified opinion on those financial statements. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment of the internal control over financial reporting for Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (the “Excluded Acquisition”) acquired during the year ended December 31, 2022, whose financial statements constituted approximately 2.6% and 1.4%, respectively, of total assets and total net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting of the Excluded Acquisition.
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
/s/
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
April 20, 2023

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents		70,767	78,861	11,434
Restricted cash	4, 5	5,926	6,254	907
Short-term investments	5	114,564	141,095	20,457
Accounts receivable, net	9	11,900	20,576	2,983
Advance to suppliers		3,959	3,838	556
Inventories, net	10	75,601	77,949	11,302
Prepayments and other current assets		11,455	15,156	2,197
Amount due from related parties	29	5,500	6,142	891
Assets held for sale		—	1,203	174

Total current assets		299,672	351,074	50,901
Non-current assets
Property, equipment and software, net	11	32,944	55,080	7,986
Construction in progress	2(o)	5,817	11,161	1,618
Intangible assets, net	13	5,837	9,139	1,325
Land use rights, net	12	14,328	33,848	4,907
Operating lease right-of-use assets	18	19,987	22,267	3,228
Goodwill	14	12,433	23,123	3,353
Investment in equity investees	8	63,222	57,641	8,357
Investment securities	5	19,088	11,611	1,683
Deferred tax assets	21	1,111	1,536	223
Other non-current assets		21,804	18,770	2,722
Amount due from related parties	29	264	—	—

Total non-current assets		196,835	244,176	35,402

Total assets		496,507	595,250	86,303

The accompanying notes are an integral part of these consolidated financial statements.
F-
6

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
LIABILITIES
Current liabilities
(including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB22,458 million and RMB27,450 million as of December 31, 2021 and 2022, respectively. Note 1)

Short-term debts	32	4,368	12,146	1,761
Accounts payable	15	140,484	160,607	23,286
Advance from customers		29,106	33,713	4,888
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB492 million and RMB431 million as of December 31, 2021 and 2022, respectively)		3,458	3,351	486
Taxes payable		2,568	5,926	859
Amount due to related parties	29	519	488	71
Accrued expenses and other current liabilities	16	34,468	42,570	6,172
Operating lease liabilities	18	6,665	7,688	1,115
Liabilities held for sale		—	72	10

Total current liabilities		221,636	266,561	38,648
Non-current liabilities
Defe rred reve nues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB629 million and RMB179 million as of December 31, 2021 and 2022, respectively)		1,297	1,107	160
Unsecured senior notes	17	9,386	10,224	1,482
Deferred tax liabilities	21	1,897	6,511	944
Long-term borrowings	32	—	20,009	2,901
Operating lease liabilities	18	13,721	14,978	2,172
Other non-current liabilities		1,786	1,737	251

Total non-current liabilities		28,087	54,566	7,910

Total liabilities		249,723	321,127	46,558

Commitments and contingencies	33

MEZZAN INE EQUITY		1,212	590	86

SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,731,123,330 Class A ordinary shares issued and 2,690,342,230 outstanding, 428,185,501 Class B ordinary shares issued and 420,449,419 outstanding as of December 31, 2021; 2,793,298,344 Class A ordinary shares issued and 2,756,458,772 outstanding, 386,374,723 Class B ordinary shares issued and 379,220,475 outstanding as of December 31, 2022.)	23	— *	— *	— *
Additional paid-in capital		182,578	184,041	26,683
Statutory reserves	2( nn )	1,586	3,473	504
Treasury stock		(2,968)	(2,493)	(361)
Retained earnings		33,805	29,304	4,249
Accumulated other comprehensive loss	26	(6,090)	(959)	(139)

Total JD.com, Inc. shareholders’ equity		208,911	213,366	30,936
Non-controlling interests	2(d)	36,661	60,167	8,723

Total shareholders’ equity		245,572	273,533	39,659

Total liabilities, mezzanine equity and shareholders’ equity		496,507	595,250	86,303

*	Absolute value is less than RMB1 million.
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

		For the year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(g)
		(in millions, except share and per share data)
Net revenues
Net product revenues	2(y)	651,879	815,655	865,062	125,422
Net service revenues	2(y)	93,923	135,937	181,174	26,268

Total net revenues		745,802	951,592	1,046,236	151,690

Cost of revenues		(636,694)	(822,526)	(899,163)	(130,366)
Fulfillment		(48,700)	(59,055)	(63,011)	(9,136)
Marketing		(27,156)	(38,743)	(37,772)	(5,476)
Research and development		(16,149)	(16,332)	(16,893)	(2,449)
General and administrative		(6,409)	(11,562)	(11,053)	(1,603)
Gain on sale of development properties	19	1,649	767	1,379	200

Income from operations		12,343	4,141	19,723	2,860

Other income/(expense)
Share of results of equity investees	8	4,291	(4,918)	(2,195)	(318)
Interest expense		(1,125)	(1,213)	(2,106)	(305)
Others, net	20	35,310	(590)	(1,555)	(225)

Income/(loss) before tax		50,819	(2,580)	13,867	2,012
Income tax expenses	21	(1,482)	(1,887)	(4,176)	(605)

Net income/(loss)		49,337	(4,467)	9,691	1,407

Net loss attributable to non-controlling interests shareholders		(75)	(923)	(697)	(101)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders		7	16	8	1

Net income/(loss) attributable to ordinary shareholders		49,405	(3,560)	10,380	1,507

The accompanying notes are an integral part of these consolidated financial statements.
F-
8

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

		For the year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(g)
		(in millions, except share and per share data)
Net income/(loss)		49,337	(4,467)	9,691	1,407
Other comprehensive income/(loss):	26
Foreign currency translation adjustments		(7,955)	(2,872)	7,810	1,132
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains, net of tax		705	—	—	—
Reclassification adjustment for gains recorded in net income, net of tax		(760)	—	—	—

Net unrealized losses on available-for-sale securities		(55)	—	—	—

Total other comprehensive income/(loss)		(8,010)	(2,872)	7,810	1,132

Total comprehensive income/(loss)		41,327	(7,339)	17,501	2,539
Total comprehensive income/(loss) attributable to non-controlling interests shareholders		(373)	(1,253)	1,982	289
Total comprehensive income attributable to mezzanine equity classified as non-controlling interests shareholders		7	16	8	1

Total comprehensive income/(loss) attributable to ordinary shareholders		41,693	(6,102)	15,511	2,249

Net income/(loss) per share	28
Basic
Net income/(loss) per share		16.35	(1.15)	3.32	0.48
Diluted
Net income/(loss) per share		15.84	(1.15)	3.21	0.47
Weighted average number of shares
Basic		3,021,808,985	3,107,436,665	3,125,571,110	3,125,571,110
Diluted		3,109,024,030	3,107,436,665	3,180,886,136	3,180,886,136
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)
Cash flows from operating activities:
Net income/(loss)	49,337	(4,467)	9,691	1,407
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	6,068	6,232	7,236	1,049
Share-based compensation	4,156	9,134	7,548	1,095
Losses from disposal of property, equipment and software	68	18	407	59
Gain from extinguishment of debt	(11)	—	(6)	(1)
Deferred income tax	(719)	(651)	(549)	(80)
Amortization of discounts and issuance costs of the unsecured senior notes	19	14	12	2
Allowance for doubtful accounts	353	708	926	134
Impairment of investments	208	574	1,969	285
Fair value change of long-term investments	(29,483)	7,252	4,096	594
(Gains)/losses from acquirements or disposals of business and investment	(279)	(140)	3,558	516
Gain on sale of development properties	(1,649)	(767)	(1,379)	(200)
Share of results of equity investees	(4,291)	4,918	2,195	318
Foreign exchange (gains)/losses	90	(42)	(114)	(17)
Changes in operating assets and liabilities:
Accounts receivable	(412)	(5,632)	(7,196)	(1,043)
Advance to suppliers	(2,300)	(107)	9	1
Inventories	799	(16,697)	(2,278)	(330)
Prepayments and other current assets	(260)	(2,539)	(1,969)	(288)
Amount due from related parties	583	(278)	1,763	256
Operating lease right-of-use assets	(2,922)	(4,045)	(525)	(76)
Other non-current assets	(871)	(1,701)	2,397	348
Accounts payable	11,095	32,585	17,658	2,560
Advance from customers	4,052	8,702	4,526	656
Deferred revenues	(235)	(243)	(319)	(46)
Taxes payable	849	(468)	3,206	465
Amount due to related parties	282	(66)	847	123
Accrued expenses and other current liabilities	4,784	5,257	3,295	478
Operating lease liabilities	3,233	4,180	705	102
Other non-current liabilities	—	570	110	16

Net cash provided by operating activities	42,544	42,301	57,819	8,383

The accompanying notes are an integral part of these consolidated financial statements.
F-
10

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)
Cash flows from investing activities:
Purchase of short-term investments	(60,747)	(167,684)	(180,291)	(26,140)
Maturity of short-term investments	25,148	113,362	165,093	23,936
Purchases of long-term time deposits and wealth management products	(5,000)	(160)	(3,019)	(438)
Maturity of long-term time deposits and wealth management products	—	—	30	4
Purchases of investment securities	(1,122)	(2,656)	—	—
Cash received from disposal of investment securities	9,139	13,165	6,348	920
Prepayments and investments in equity investees	(16,939)	(11,576)	(4,501)	(653)
Cash received from disposal of equity investments	1,092	407	412	60
Cash paid for loan originations	(60,304)	(82,197)	(77,577)	(11,248)
Cash received from loan repayments	60,879	80,561	77,732	11,270
Purchase of property, equipment and software	(3,370)	(5,562)	(5,495)	(797)
Disposal of equipment and other assets	—	1,765	1,418	206
Purchase of intangible assets	(19)	(23)	(10)	(1)
Cash paid for asset acquisitions, net of cash acquired	—	(1,603)	(2,170)	(315)
Purchase of land use rights	(1,518)	(7,825)	(5,236)	(759)
Cash paid for construction in progress	(7,549)	(8,868)	(12,172)	(1,765)
Cash received from sale of development properties	4,787	3,549	1,686	244
Cash received from/(paid for) business combinations, net of cash acquired	671	(321)	(15,684)	(2,274)
Loans provided to JD Technology	(2,342)	(169)	(502)	(73)
Other investing activities	(617)	1,587	(88)	(10)

Net cash used in investing activities	(57,811)	(74,248)	(54,026)	(7,833)

The accompanying notes are an integral part of these consolidated financial statements.
F-1
1

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	31,342	—	—	—
Repurchase of ordinary shares	(312)	(5,246)	(1,823)	(264)
Proceeds from issuance of ordinary shares pursuant to share-based awards	236	62	1,043	151
Cash paid for dividends	—	—	(13,087)	(1,897)
Proceeds from issuance of convertible redeemable preferred shares of JD Logistics	443	—	—	—
Capital injection from non-controlling interest shareholders	34,579	27,662	8,020	1,163
Return of capital to non-controlling interests	—	(68)	(36)	(5)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	(775)	(4,581)	(664)
Proceeds from short-term borrowings	14,766	7,133	33,208	4,815
Repayment of short-term borrowings	(16,582)	(5,982)	(31,804)	(4,611)
Proceeds from long-term borrowings	—	—	14,101	2,044
Repayment of long-term borrowings	(123)	(29)	(3,635)	(527)
Proceeds from unsecured senior notes	6,804	—	—	—
Repurchase and repayment of unsecured senior notes	(72)	(3,246)	(31)	(4)
Other financing activities	(9)	(8)	(195)	(30)

Net cash provided by financing activities	71,072	19,503	1,180	171

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(5,082)	(1,498)	3,490	506

Net increase/(decrease) in cash, cash equivalents, and restricted cash	50,723	(13,942)	8,463	1,227
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	39,912	90,635	76,693	11,119
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	116	—	—

Cash, cash equivalents, and restricted cash at beginning of year	39,912	90,519	76,693	11,119

Cash, cash equivalents, and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	90,635	76,693	85,156	12,346
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	116	—	41	5

Cash, cash equivalents, and restricted cash at end of year	90,519	76,693	85,115	12,341

Supplemental disclosure of cash flow information:
Cash paid for income taxes	(1,190)	(2,538)	(2,555)	(370)
Cash paid for interest	(1,020)	(1,221)	(2,393)	(347)
Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares in connection with strategic cooperation agreement with Tencent	549	463	448	65
Right-of-use assets acquired under operating leases	10,678	10,228	7,700	1,116
Acquisition of equity interest in Jiangsu Five Star by loan conversion	1,025	—	—	—
Acquisition of equity interest in Kuayue Express by issuance of ordinary shares of JD Logistics	116	—	—	—
Acquisition of equity interest in Dada by strategic resources	—	—	1,606	233
The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings/ (accumulated deficit)	Non- controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of December 31, 2019	2,973,943,149	—	*	(49,627,886)	(2,530)	90,677	1,459	4,163	(11,913)	2,804	84,660

Issuance of ordinary shares	155,850,684	—	*	—	—	31,864	—	—	—	—	31,864
Repurchase of ordinary shares	—	—		(2,382,740)	(312)	—	—	—	—	—	(312)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(7)	—	(7)
Exercise of share-based awards	—	—		5,073,294	335	(115)	—	—	—	(11)	209
Share-based compensation and vesting of share-based awards	—	—		20,642,538	1,289	1,775	—	—	—	1,092	4,156
Net income/(loss)	—	—		—	—	—	—	—	49,412	(75)	49,337
Foreign currency translation adjustments	—	—		—	—	—	—	(7,656)	—	(299)	(7,955)
Net change in unrealized losses on available-for-sale debt securities	—	—		—	—	—	—	(55)	—	—	(55)
Statutory reserves	—	—		—	—	—	74	—	(74)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	23,548	—	—	—	11,327	34,875
Acquisition of subsidiaries	—	—		—	—	529	—	—	—	2,105	2,634
Share of changes in the equity investee’s capital accounts	—	—		—	—	(574)	—	—	—	—	(574)
Conversion of profit sharing right in JD Technology	—	—		—	—	5,654	—	—	—	—	5,654

Balance as of December 31, 2020	3,129,793,833	—	*	(26,294,794)	(1,218)	153,358	1,533	(3,548)	37,418	16,943	204,486

Issuance of ordinary shares	1,914,998	—	*	—	—	463	—	—	—	—	463
Issuance of Class A ordinary shares reserved for future exercise/vesting of share-based awards	27,600,000	—	*	(27,600,000)	— *	—	—	—	—	—	—
Repurchase of ordinary shares	—	—		(20,429,654)	(5,246)	—	—	—	—	—	(5,246)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(16)	—	(16)
Exercise of share-based awards	—	—		1,962,856	252	(195)	—	—	—	(7)	50
Share-based compensation and vesting of share-based awards	—	—		23,844,410	3,244	2,124	—	—	—	4,902	10,270
Net loss	—	—		—	—	—	—	—	(3,544)	(923)	(4,467)
Foreign currency translation adjustments	—	—		—	—	—	—	(2,542)	—	(330)	(2,872)
Statutory reserves	—	—		—	—	—	53	—	(53)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	15,960	—	—	—	10,872	26,832
Conversion of JD Logistics preferred shares	—	—		—	—	11,799	—	—	—	4,604	16,403
Reorganization of JD Cloud & AI (Note 6, Note 8)	—	—		—	—	(901)	—	—	—	—	(901)
Acquisition of subsidiaries	—	—		—	—	—	—	—	—	600	600
Share of changes in the equity investee’s capital accounts	—	—		—	—	(30)	—	—	—	—	(30)

Balance as of December 31, 2021	3,159,308,831	—	*	(48,517,182)	(2,968)	182,578	1,586	(6,090)	33,805	36,661	245,572

*	Absolute value is less than RMB1 million.
The accompanying notes are an integral part of these consolidated financial statements.

F-1
3

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings/(accumulated deficit)	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of December 31, 2021	3,159,308,831	—	*	(48,517,182)	(2,968)	182,578	1,586	(6,090)	33,805	36,661	245,572

Issuance of ordinary shares	2,164,236	—	*	—	—	448	—	—	—	—	448
Issuance of Class A ordinary shares reserved for future exercise/vesting of share-based awards	18,200,000	—	*	(18,200,000)	— *	—	—	—	—	—	—
Dividends	—	—		—	—	—	—	—	(12,994)	—	(12,994)
Repurchase of ordinary shares	—	—		(10,020,406)	(1,823)	—	—	—	—	—	(1,823)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(8)	—	(8)
Exercise of share-based awards	—	—		9,620,476	654	403	—	—	—	—	1,057
Share-based compensation and vesting of share-based awards	—	—		23,123,292	1,644	2,416	—	—	—	3,623	7,683
Net income/(loss)	—	—		—	—	—	—	—	10,388	(697)	9,691
Foreign currency translation adjustments	—	—		—	—	—	—	5,131	—	2,679	7,810
Statutory reserves	—	—		—	—	—	1,887	—	(1,887)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(1,801)	—	—	—	4,424	2,623
Acquisition of subsidiaries and assets	—	—		—	—	—	—	—	—	13,868	13,868
Disposal of subsidiaries	—	—		—	—	(1)	—	—	—	(391)	(392)
Share of changes in the equity investee’s capital accounts	—	—		—	—	(2)	—	—	—	—	(2)

Balance as of December 31, 2022	3,179,673,067	—	*	(43,993,820)	(2,493)	184,041	3,473	(959)	29,304	60,167	273,533

*	Absolute value is less than RMB1 million.
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
The Group operates e-commerce business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistics services. Leveraging its AI capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its leading logistics network, the Group provides integrated supply chain solutions and logistics services, primarily including warehousing and distribution services, express and freight services and other value-added services to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through JD Logistics, Inc. (“JD Logistics”), the Group’s logistics subsidiary. The Group also operates healthcare business through JD Health International Inc. (“JD Health”), establishes platform for developing and managing modern infrastructure through JINGDONG Property, Inc. (“JD Property”, formerly known as JD Property Group Corporation), empowers industrial development by supply chain, technology and services through JINGDONG Industrials, Inc. (“JD Industrials”, formerly known as JD Industrial Technology Inc.) and provides on-demand retail platform services and on-demand delivery services through Dada Nexus Limited (“Dada”).
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
On December 8, 2020 and May 28, 2021, JD Health and JD Logistics completed initial public offering (“IPO”) and the shares have been listed on the Main Board of the HKEX under the stock code “6618” and “2618”, respectively.
The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries.

F-1
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)

As of December 31, 2022, the Company’s major subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries are as follows:

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
JD Logistics Holding Limited	64%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
JINGDONG Property, Inc.	77%	Cayman Islands, January 2012
JD Logistics, Inc.	64%	Cayman Islands, January 2012
JD.com E-Commerce (Technology) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Overseas Innovation Limited	100%	Hong Kong, China, October 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD Asia Development Limited	77%	British Virgin Islands, February 2015
Suqian Hanbang Investment Management Co., Ltd.	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	64%	Shaanxi, China, May 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Property Holding Limited	100%	Cayman Islands, March 2018
Beijing Wodong Tianjun Information Technology Co., Ltd. (“Beijing Wodong Tianjun”)	100%	Beijing, China, May 2018
JD Health International Inc.	68%	Cayman Islands, November 2018
JD Jiankang Limited	100%	British Virgin Islands, April 2019
JD Industrial Technology Limited	100%	British Virgin Islands, October 2019
JINGDONG Industrials, Inc.	81%	Cayman Islands, November 2019
Jingdong Logistics Supply Chain Co., Ltd.	64%	Jiangsu, China, June 2020
Jiangsu Huiji Space Technology Co., Ltd. (“Jiangsu Huiji”)	100%	Jiangsu, China, March 2019
JD Sunflower Investment Limited	100%	British Virgin Islands, February 2016
Windcreek Limited	100%	British Virgin Islands, January 2016
Dada Nexus Limited (“Dada”)	53%	Cayman Islands, July 2014

Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017
Suqian Juhe Digital Enterprise Management Co., Ltd. (“Suqian Juhe”)		Jiangsu, China, June 2020

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Beijing Jingdong Qianshi Technology Co., Ltd.		Beijing, China, September 2018

F-1
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)

•	Organization
The Company was incorporated in the British Virgin Islands (“BVI”) in November 2006 and was
re-domiciled
in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.
In April 2007, April 2011, May 2017, March 2019 and June 2019, the Company established Jingdong Century, Shanghai Shengdayuan, Xi’an Jingxundi, Jiangsu Huiji and Beijing Jingdong Jiankang Co., Ltd. (“Jingdong Jiankang”) as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010, August 2015, June 2017, June 2019 and June 2020, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng, Xi’an Jingdong Xincheng, Suqian Jingdong Tianning Jiankang Technology Co., Ltd. (“Suqian Jingdong Tianning”) and Suqian Juhe were incorporated in the PRC, respectively. The paid-in
capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Jingdong Century, Xi’an Jingdong Xincheng became a VIE of Xi’an Jingxundi, Suqian Jingdong Tianning became a VIE of Jingdong Jiankang and Suqian Juhe became a VIE of Jiangsu Huiji. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng, Xi’an Jingxundi became the primary beneficiary of Xi’an Jingdong Xincheng, Jingdong Jiankang became the primary beneficiary of Suqian Jingdong Tianning and Jiangsu Huiji became the primary beneficiary of Suqian Juhe. In September 2022, the Group renewed certain agreements, among which Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Shanghai Shengdayuan and Shengdayuan became the primary beneficiary of Jiangsu Yuanzhou and Jingdong Bangneng.

•	Consolidated variable interest entities
In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the Chinese mainland through certain PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements are substantially similar in key aspects governing the contractual arrangements with a variable interest entity of the Group, include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.
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

F-17

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

F-18

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
The Company believes that the contractual arrangements among its subsidiaries, the VIEs and their owners are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs are found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or potentially be forced to relinquish Company’s interests in those operations. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks is remote.

9

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

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs (where appropriate, the term “VIEs” also refers to its subsidiaries as a whole) structured by the Contractual Agreements, which have eliminated the intercompany transactions within the consolidated VIEs:

	As of December 31,
	2021	2022

	(RMB in millions)
Total assets	80,138	78,162
Total liabilities	77,858	74,553

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Total net revenues	86,054	117,419	134,516
Net income/(loss)	(422)	(3,069)	1,137

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Net cash provided by operating activities	9,912	1,593	5,434
Net cash used in investing activities	(11,053)	(10,089)	(4,498)
Net cash provided by/(used in) financing activities	2,659	11,611	(1,306)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	1,518	3,115	(370)
Cash, cash equivalents, and restricted cash at beginning of year	927	2,445	5,560

Cash, cash equivalents, and restricted cash at end of year	2,445	5,560	5,190

As of December 31, 2021 and 2022, the total assets of the Group’s consolidated VIEs excluding the intra-company balances and transactions within the Group were RMB77,734 million and RMB71,527 million, respectively, which were consisting of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, net, inventories, net, investment securities, investment in equity investees, property, equipment and software, net, operating lease right-of-use
assets and prepayments and other assets. As of December 31, 2021 and 2022, the total liabilities of the consolidated VIEs after eliminating the intra-company balances and transactions within the Group were RMB32,642 million and RMB39,368 million, respectively, which were consisting of short-term debts, accounts payable, operating lease liabilities, long-term borrowings, accrued expenses and other liabilities.
For the years ended December 31, 2020, 2021 and 2022, the total net revenues of the Group’s consolidated VIEs were RMB36,976 million, RMB59,124 million and RMB72,666 million, respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

F-
20

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s consolidated VIEs, and can have assets transferred out of the Group’s consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the Group’s consolidated VIEs that can be used only to settle their obligations except for registered capitals and the PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB3,217 million as of December 31, 2022. As the Group’s consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s consolidated VIEs. As of December 31, 2021 and 2022, the total shareholders’ equity of the Group’s consolidated VIEs was RMB1,535 million and RMB3,609 million, respectively.
Currently there is no contractual arrangement that could require the Group’s relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s consolidated VIEs. As the Group conducts certain businesses in the Chinese mainland through the consolidated VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

F-
2
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
e. Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor rebates and customer incentives, determination of the stand-alone selling price (“SSP”), the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, investment securities and goodwill, allowance for doubtful accounts including expected credit losses, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets, the discount rate for lease and consolidation of VIEs. Actual results may differ materially from those estimates.

F-2
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
e. Use of estimates (Continued)

In March 2020, the World Health Organization declared the outbreak of a disease caused by a novel strain of the coronavirus
(“COVID-19”)
to be a pandemic. After the initial outbreak of the
COVID-19,
some instances of
COVID-19
infections have emerged from time to time. China continuously optimized and adjusted COVID-19 prevention and control measures with the aim of protecting health, and lifted most of the travel restrictions and quarantine requirements in December 2022. The
COVID-19
pandemic has created and may continue to create significant uncertainty in the macroeconomic environment which, in addition to other unforeseen effects of this pandemic, may adversely impact the Group’s results of operations. The extent to which
COVID-19
would impact the results of operations is contingent on the future developments of the outbreak, including constant updates concerning the global severity of and actions needed to contain the outbreak, which are highly uncertain and unpredictable. Due to the uncertainty and the economic implications on global economics conditions from the
COVID-19
pandemic, certain estimates and assumptions may change in the near term.
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
.
Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of operations and comprehensive income/(loss). Total exchange gains/(losses) were a loss of RMB90 million, a gain of RMB42 million and a gain of RMB114 million for the years ended December 31, 2020, 2021 and 2022, respectively.
The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a loss of RMB7,955 million, a loss of RMB2,872 million and a gain of RMB7,810 million for the years ended December 31, 2020, 2021 and 2022, respectively.
g. Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.
h. Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits and highly liquid investments which have original maturities of three months or less.

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
j. Short-term investments
Short-term investments mainly include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed
with certain financial institutions. Starting from 2021, the Group elects the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC 825
Financial Instruments
. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income/(loss). The Group also holds deposits that earn fixed interest rate return only if the Group hold the securities to maturity. As the Group has the positive intent and ability to hold the deposits to maturity, they are classified as held-to-maturity and recorded at amortized cost. Prior to 2021, the Group recorded equity classified securities at fair market value with fair value change gains or losses recorded in interest income in the consolidated statements of operations and comprehensive income/(loss) and recorded debt classified securities as available-for-sale
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
The Group, in collaboration with Jingdong Technology Holding Co., Ltd. (“JD Technology”, formerly known as Jingdong Digits Technology Holding Co., Ltd), provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, where JD Technology performs the related credit assessment.
JD Technology is obligated to purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, as such, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Technology, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(v).
Other than the accounts receivable arising from the consumer financing, the Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Group’s receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

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
m. Loan receivables, net
Loan receivables represent the consumer financing, in collaboration with JD Technology, provided to qualified individual customers on the Group’s online marketplace. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Technology performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from 1 month to 24 months. As JD Technology is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks, no provision for doubtful accounts was recorded for the years ended December 31, 2020, 2021 and 2022. The loan receivables were measured at amortized cost and reported in the consolidated balance sheets at outstanding principal. As of December 31, 2021 and 2022, the loan receivables with the collection period less than one year amounting to RMB1,817 million and RMB2,131 million, respectively, were classified into prepayments and other current assets in the consolidated balance sheets. As of December 31, 2021 and 2022, the loan receivables with the collection period over one year amounting to RMB733 million and RMB142 million, respectively, were classified into other non-current
assets in the consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the consolidated statements of cash flows. The Group, in collaboration with JD Technology, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(
v
).
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

Category	Estimated useful lives
Electronic equipment	3-5 years
Office equipment	5 years
Vehicles	3-6 years
Logistics, warehouse and other heavy equipment	5-10 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Land	Indefinite
Building	40 years
Building improvement	5-10 years
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

o. Construction in progress
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2021 and 2022, construction in progress in the amount of RMB5,817 million and RMB11,161 million, respectively, were primarily relating to the construction of office buildings and warehouses.
p. Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 18 to 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.
q. Intangible assets, net
Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The Group determines the fair value using the appropriate approach which requires management to make significant estimates and assumptions. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.
The estimated useful lives of major intangible assets are as follows:

Category	Estimated useful lives
Non-compete	5-8 years
Domain names and trademarks	5-20 years
Customer relationship	3-10 years
Technology and others	3-10 years
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
u. Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset or an asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value.
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
F-2
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
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
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

9

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

y. Revenues

Consistent with the criteria of ASC Topic 606,
Revenue from Contracts with Customers
(“ASC 606”), the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.
In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value added taxes.
The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, the Group reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2021 and 2022, liabilities for return allowances were
 RMB618 million and RMB743 million, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB660 million and RMB785 million as of December 31, 2021 and 2022, respectively, and were included in “Prepayments and other current assets”.
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
F-
30

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
y. Revenues (Continued)

Net Product Revenues
The Group recognizes the product revenues from the online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB400,927 million, RMB492,592 million and RMB515,945 million, and revenues from the sales of general merchandise products were RMB250,952 million, RMB323,063 million and RMB349,117 million, for the years ended December 31, 2020, 2021 and 2022, respectively. The Group’s net product revenues were mainly generated by the JD Retail segment.
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
The Group opens its fulfillment infrastructure by offering integrated supply chain solutions and logistics services to third parties through JD Logistics, primarily including warehousing and distribution services, express and freight delivery services and other value-added services. Revenues generated from these services are primarily recognized over time as the Group performs the services in the contracts because of the continuous transfer of control to the customers.
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
The Group also provides on-demand retail platform services and on-demand delivery services through Dada. For on-demand retail platform services, the Group acts as an agent and charges the retailer a fixed rate commission fee based on the sales amount and commission fee revenues on a net basis at the point of delivery of merchandise upon successful sales. For on-demand delivery services, the Group acts as an agent and recognizes revenue on a net basis at the point of delivery of merchandise. In addition, the Group fulfills the delivery needs of retailers and other business customers on Dada’s platforms, the Group has determined that it acts as the principal in these transactions and recognizes revenues on a gross basis at a fixed rate or a pre-determined amount for each completed delivery.
Revenues from online marketplace and marketing services were RMB53,473 million, RMB72,118 million and RMB81,970 million for the years ended December 31, 2020, 2021 and 2022, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB40,450 million, RMB63,819 million and RMB99,204 million, for the years ended December 31, 2020, 2021 and 2022, respectively, which were mainly generated by the JD Logistics segment.
F-3
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

z. Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable, net of allowance for doubtful accounts were RMB11,900 million and RMB20,576 million as of December 31, 2021 and 2022, respectively.
Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in current and non-current
deferred revenues and advance from customers in the Group’s consolidated balance sheets. As of December 31, 2021, the Group’s total unearned revenues were RMB29,184 million, of which RMB22,103 million was recognized as revenues for the year ended December 31, 2022. The Group’s total unearned revenues were RMB33,325 million as of December 31, 2022.
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

•
J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and are to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered as a separate performance obligation within the scope of ASC 606, as J Coupons represent a material rights to the customer. Therefore, the delivered products and J Coupons awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative SSP of each performance obligation. The amount allocated to J Coupons is deferred and recognized when J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the years ended December 31, 2020, 2021 and 2022, the amounts of expired J Coupons were not material.

F-3
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
aa. Customer incentives and loyalty programs (Continued)

Registered customers may also earn J Beans, which were launched based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. J Beans can be used as cash to buy any products sold by the Group, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD Platform. The Group considers J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities. Thus J Beans are considered to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2020, 2021 and 2022, the amounts of expired J Beans were not material.
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
dd. Fulfillment
Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The cost related to logistics services provided to third parties is classified in cost of revenues in the consolidated statements of operations and comprehensive income/(loss). Shipping cost included in fulfillment expenses amounted to RMB23,088 million, RMB27,786 million and RMB28,958 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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
Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace, are expensed as incurred, and totaled RMB23,088 million, RMB32,704 million and RMB29,898 million for the years ended December 31, 2020, 2021 and 2022, respectively.
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
Compensation—Stock Compensation
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
The Group uses binomial option-pricing model or other appropriate methods to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.

F-3
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
hh. Share-based compensation (Continued)

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
A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award’s fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The Group recognized incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Therefore, in relation to the modified award, the Group recognized share-based compensation over the vesting periods of the modified award.
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
non-current
in the consolidated balance sheets.
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

F-3
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

jj. Leases
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
The Group leases warehouses, offices, and store space to third-parties. The arrangements are in the nature of operating lease which is neither a sales-type nor direct-financing lease. As such, the underlying assets remain on the Group’s balance sheet at their carrying value and continue to depreciate the assets based on the estimated useful life. Rental revenue should be recognized on a straight-line basis (or another systematic basis if that basis is more representative of the pattern in which income is earned from the underlying assets over the term of the respective lease). The Group records an unbilled rent receivable, which is the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease.
kk. Comprehensive income/(loss)
Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented primarily includes net income/(loss), change in unrealized gains/(losses) on available-for-sale
debt securities and foreign currency translation adjustments.
ll. Net income/(loss) per share
Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net income/(loss) per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Additionally, the Company takes into account the effect of dilutive shares of entities in which the Company holds equity interests. The dilutive impacts from equity interests mainly include equity investments accounted for using the equity method and the consolidated subsidiaries. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive.

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
Beginning with the first quarter of 2021, the Group implemented certain segment reporting changes to better reflect its recently optimized organizational structure and business developments. The major changes in segment information mainly include: (1) Reported the results of JD Logistics as a new standalone segment. JD Logistics listed on the Main Board of HKEX on May 28, 2021. (2) Moved the results of Jingxi and the internal business of JD Property from JD Retail to New Businesses. The changes relate to the realignment of JD Retail in connection with the establishment of the new Jingxi business group and the closing of JD Property Series A Preference Shares financing. As a result, the Group reported three
segments, JD Retail, JD Logistics and New Businesses in 2021. JD Retail mainly consisted of online retail, online marketplace and marketing services in China. JD Logistics included both internal and external logistics businesses. New Businesses mainly included JD Property, Jingxi, overseas businesses and technology initiatives.
The Group consolidated Dada since February 28, 2022 and reported the results of Dada as a new standalone segment. The Group also consolidated China Logistics Property Holdings Co., Ltd. (“CNLP”) through JD Property since March 1, 2022 and reported the results of CNLP in the New Businesses segment. In addition, the Group has consolidated Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (“Deppon Holdco”) except the Excluded Business as defined in Note 7 since July 26, 2022 and reported the results of Deppon Holdco except the Excluded Business as defined in Note 7 in the JD Logistics segment. As a result, the Group now reports four

segments, JD Retail, JD Logistics, Dada and New Businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand
delivery and retail platform in China. New Businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.
These changes align with the manner in which the Group’s CODM uses financial information to evaluate the performance of, and to allocate resources to, each of the segments. The prior periods’ segment operating results have been retrospectively recast to conform to current period presentation.
nn. Statutory reserves
The Company’s subsidiaries and consolidated VIEs established in the Chinese mainland are required to make appropriations to certain non-distributable
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
For the years ended December 31, 2020, 2021 and 2022, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the Chinese mainland was approximately

RMB74 million, RMB53 million and RMB1,887 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.
oo. Recent accounting pronouncements
Recently adopted accounting pronouncements
In August 2020, the FASB issued ASU
2020-06,
Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted
method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted this standard beginning January 1, 2022 and the impact was not material to the consolidated financial statements.
In November 2021, the FASB issued ASU
2021-10,
Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU
2021-10),
which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective in the year ended December 31, 2022, with early adoption permitted. The Group adopted this standard in the year ended December 31, 2022 and the impact was not material to the consolidated financial statements.

F-3
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
oo. Recent accounting pronouncements (Continued)

Recently issued accounting pronouncements not yet adopted
In October 2021, the FASB issued ASU
2021-08,
which amends ASC 805 to “require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.” Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this update is intended “to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: a. Recognition of an acquired contract liability; b. Payment terms and their effect on subsequent revenue recognized by the acquirer.” For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2022, the FASB issued ASU
2022-03,
which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. ASU
2022-03
clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security’s unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction, as stated in ASC
820-10-35-36B
as amended by the ASU). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.
In September 2022, the FASB issued ASU 2022-04 to enhance transparency about an entity’s use of supplier finance programs. ASU 2022-04 requires the buyer in a supplier finance program to disclose qualitative and quantitative information about the program, and at a minimum, the following at least annually: (1) the key terms of the program; including payment terms and assets pledged as security or other forms of guarantees; (2) the amount of obligations outstanding at the end of the reporting period that the buyer has confirmed as valid; a description of where those obligations are presented in the balance sheet; rollforward information for the annual period showing the amount at the beginning of the period , the amount added during the period, the amount settled during the period , and the amount outstanding at the end of the period. The amendments in are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

9

JD.com, Inc.
Notes to the Consolidated Financial Statements

3.	Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2020, 2021 and 2022.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and certain wealth management products in other non-current assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2021 and 2022, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held at major financial institutions located in the Chinese mainland and Hong Kong which the management believes are of high credit quality. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products in other non-current assets are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Technology performs the related credit assessment of the consumer financing receivables recorded in the Group’s consolidated balance sheets. JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.
Currency convertibility risk
The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash, short-term investments and time deposits with maturities more than one year in other non-current assets denominated in RMB that are subject to such government controls amounted to

RMB99,174 million and RMB146,152
million as of December 31, 2021 and 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the Chinese mainland must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.
Foreign currency exchange rate risk
The RMB has fluctuated against the US$, at times significantly and unpredictably during the reporting periods
. The appreciation and depreciation of the RMB against the US$ was approximately 2% and 8% for the years ended December 31, 2021 and 2022, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.	Restricted cash
To meet the requirements of specific business operations, primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, the Group held restricted cash of RMB5,926 million and RMB6,254 million as of December 31, 2021 and 2022, respectively.

F-
40

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Fair value measurement
As of December 31, 2021 and 2022, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(RMB in millions)
Assets:
Restricted cash	5,926	—	5,926	—
Short-term investments
Wealth management products	77,010	—	77,010	—
Investment securities
Listed equity securities	19,088	19,088	—	—

Total assets	102,024	19,088	82,936	—

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(RMB in millions)
Assets:
Restricted cash	6,254	—	6,254	—
Short-term investments
Wealth management products	71,496	—	71,496	—
Investment securities
Listed equity securities	11,611	11,611	—	—
Other non-current assets
Wealth management products	2,649	—	2,649	—

Total assets	92,010	11,611	80,399	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are no
t available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.
Short-term investments
Wealth management products with maturities of within one year. The Group elected the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year and accounted them at fair value since 2021. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the years ended December 31, 2021 and 2022, gain of RMB1,514 million and

RMB1,921
million resulting from changes in fair value of the products under fair value option was recorded in others, net, respectively.

F-4
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Fair value measurement (Continued)

Investment securities
Listed

equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
For the years ended December 31, 2020, 2021 and 2022, the unrealized gains/(losses) of the investment securities were a gain of RMB18,722 million, a loss of RMB9,344 million and a loss of RMB4,304 million, respectively, which are recognized in others, net in the consolidated statements of operations and comprehensive income/(loss).
The material investment securities are set out as below:
In 2017, the Group invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB5,000 million. In 2022, the Group sold approximately 15.2% of its investments in China Unicom. For the years ended December 31, 2020, 2021 and 2022, the unrealized gain/(loss) related to the investment in China Unicom was a loss of RMB1,047 million, a loss of RMB388 million and a gain of RMB341 million, respectively.
In 2017, 2018 and 2019, the Group invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB3,917 million. For the years ended December 31, 2020 and 2021, the unrealized gain/(loss) related to the investment in Vipshop was a gain of RMB4,272 million and a loss of RMB6,560 million, respectively. In 2022, the Group sold its investment in Vipshop. The realized loss over the entire period of holding this investment is RMB839 million.
In 2018, the Group invested in ESR Cayman Limited (“ESR”) with a total consideration of RMB1,952 million. The Group accounted for the investment in ESR at fair value upon its completion of IPO on the HKEX in 2019. In 2020 and 2022, the Group sold approximately 8.0% and 6.3% of its remaining investment in ESR, respectively. For the years ended December 31, 2020, 2021 and 2022, the unrealized gain/(loss) related to the investment in ESR was a gain of RMB1,632 million, a loss of RMB396 million and a loss of RMB1,722 million, respectively.
Other
non-current
assets
Wealth management products with maturities of more than one year. The Group elected the fair value option to record wealth management products with variable interest rates with maturities more than one year and accounted them at fair value. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the year ended December 31, 2022, a loss of
RMB137 million resulting from changes in fair value of the products under fair value option was recorded in others, net.

F-4
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Fair value measurement (Continued)

Other financial instruments
The followings are other material financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Time deposits. Time deposits with original maturities of three months or less have been classified as cash equivalents in the consolidated balance sheets. Time deposits with original maturities of longer than three months and maturities of less than one year have been classified as short-term investments in the consolidated balance sheets. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2021 and 2022, the fair value of time deposits classified as cash equivalents and short-term investments amounted t
o
RMB39,282 million and RMB86,780 million, respectively. As of December 31, 2021 and 2022, time deposits with maturities of more than one year with the fair value of RMB5,427 million and RMB100 million, respectively, have been classified as other non-current
assets in the consolidated balance sheets. The carrying value of time deposits approximates to fair value.
Held-to-maturity
debt securities. Wealth management products that the Group has positive intent and ability to hold to maturity are accounted for as held-to-maturity
debt securities, classified as short-term investments in the consolidated balance sheets. The fair value of the Group’s held-to-maturity
debt securities is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2021 and 2022, the fair value of held-to-maturity
debt securities amounted to RMB3,008 million and RMB4,725 million, respectively. The carrying value of held-to-maturity
debt securities approximates to fair value.
Unsecured senior notes. The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy. As of December 31, 2021 and 2022, the fair value of unsecured senior notes amounted to RMB10,020 million and RMB9,045 million, respectively.
Short-term receivables and payables. Accounts receivable and prepayments and other current assets are financial assets with carrying values that approximate to fair value due to their short-term nature. Accounts payable, advance from customers (exclude contract liabilities) and accrued expenses and other current liabilities, are financial liabilities with carrying values that approximate to fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Short-term debts and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term debts and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Assets and liabilities measured at fair value on a nonrecurring basis
Investment in equity investees. Investments in privately held companies and publicly traded companies included in investment in equity investees in the consolidated balance sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. When the qualitative assessment indicates impairment, the investments in privately held companies without readily determinable fair value were measured using significant unobservable inputs (Level 3) as of December 31, 2021 and 2022, and the impairment charges of
RMB202 million, RMB119 million and RMB504 million were recorded in others, net in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the accumulated impairment of the Group’s investments in privately held companies under the Measurement Alternative was RMB2,779 million and RMB2,610 million, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies (Level 1) and privately held companies accounted for under the equity method (Level 3) and associated impairment charges are discussed in Note 8
.

F-4
3

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
Pursuant to the supplemental agreement entered between JD Technology and its shareholders in June 2020, upon certain redemption events of JD Technology, the Group and Suqian Dongtai Jinrong Investment Management Center, Suqian Mingjin Chuangyuan Enterprise Management Consulting Partnership, Mr. Richard Qiangdong Liu have the obligation to make up the shortfall (if any) of the redemption price to the other shareholders of JD Technology when all other means are exhausted, and the shortfall is capped by the proceeds from the sales of the guarantor’s shares of JD Technology. As the Group and JD Technology both are entities under common control of Mr. Richard Qiangdong Liu, the Group is therefore exempted from recording a guarantee liability in its consolidated financial statements. Based on the Group’s assessment, the chance to settle the guarantee obligation by the Group is not probable as of December 31, 2022.
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

F-4
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

7.	Business acquisition
Acquisition of Dada
In February 2022, the Group acquired additional number of ordinary shares of Dada, China’s leading local on-demand delivery and retail platform, for a total consideration of
US$800 million with a combination of cash and certain strategic resources to Dada. The Group held, taking into account its existing shareholding, approximately 52% of Dada’s issued and outstanding shares and consolidated the financial results of Dada into the Group’s consolidated financial statements since February 28, 2022.
The Group recognized a remeasurement gain of RMB72 million associated with the previously held equity interests of Dada in “Share of results of equity investees”. The fair value of the previously held equity interests was determined by the market price of shares of Dada at the acquisition date. Details of the equity interests of Dada accounted for equity method prior to the acquisition is disclosed in Note 8.
The purchase price as of the date of acquisition is comprised of:

Amounts
(RMB in millions)

Cash	3,452
Business cooperation agreement as consideration of the acquisition	1,606
Fair value of previously held equity interests	5,702

Total	10,760

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities assumed as of the date of acquisition is summarized as follows:

Amounts
(RMB in millions)

Net assets acquired	7,549
Newly identified and appreciation of intangible assets
- Trademarks and domain names	805
- Technology	525
- Relationship with riders	640
- Consumer base	120
Premium not reflected in goodwill	3,623
Goodwill	4,542
Deferred tax liabilities	(522)
Non-controlling interests	(6,522)

Total	10,760

The premium not reflected in goodwill was recognized as a loss of
RMB3,623
million in “others, net” resulting from the change of Dada’s share price prior to the closing of the acquisition.
Net assets acquired primarily consisted of cash and cash equivalents and restricted cash of RMB4,623 million as of the date of acquisition. Acquired amortizable intangible assets had a weighted-average amortization period of 7.0 years. Fair value of the
non-controlling
interests was determined by the market price of shares of Dada at the acquisition date.
Goodwill arising from the acquisition of Dada was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and assigned to Dada reporting unit of RMB3,144 million and JD Retail reporting unit of RMB1,398 million on the basis of the expected synergies from the acquisition of Dada. Goodwill arising from the acquisition is not expected to be deductible for tax purposes.

F-4
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

7.	Business acquisition (Continued)
Acquisition of Dada (Continued)

Had the acquisition date of Dada been January 1, 2021, the revenue and net loss of the Group would have been RMB
956.8
 billion and
RMB
6.3
 billion in 2021, respectively, and
the
revenue
and net income
of the Group

would have been RMB
1,047.2
billion and
RMB
9.5
billion in 2022, respectively. The pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2021, nor is it intended to be a projection of future results. The pro-forma amounts have been calculated after adjusting the results of Dada to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2021.
Acquisition of CNLP
In September 2021, the Group, through JD Property, entered into a sale and purchase agreement to acquire additional shares of CNLP, which is principally engaged in the leasing of storage facilities and the related management services and was listed on the Main Board of the HKEX, representing approximately
26.38
% of the issued share capital of CNLP. In accordance with relevant listing rules, JD Property w as
 required to make an offer for all the issued shares of CNLP and an offer for all the outstanding convertible bonds of CNLP. As of March
1
,
2022
, JD Property
obtained
all the outstanding convertible bonds and
certain number
of CNLP’s issued and outstanding shares with a cash consideration of HK$
13,066
million. The Group obtained control of CNLP since it assigned all the board members of CNLP on March
1
,
2022
and held
approximately 80%
of shareholding interests. Prior to the acquisition, the Group held 10.6% of the issued share capital of CNLP and measured its investment in CNLP at fair value. The fair value of the previously held equity interests was determined by the market price of shares of CNLP at the acquisition date.
The purchase price as of the date of acquisition is comprised of:

Amounts
(RMB in millions)
Cash	10,538
Fair value of previously held equity interests	1,293

Total	11,831

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities assumed as of the date of acquisition is summarized as follows:

Amounts
(RMB in millions)

Net assets acquired	4,309
Appreciation of property, equipment and software, construction in progress and land use right s	10,908
Goodwill	1,586
Deferred tax liabilities	(2,679)
Non-controlling interests	(2,293)

Total	11,831

Net assets acquired primarily consisted of property, equipment and software, construction in progress and land use rights of
 RMB
12,026
million and borrowings of RMB
8,886
million as of the date of acquisition. Fair value of the
non-controlling
interests was determined based on the market price of shares of CNLP at the acquisition date.
Goodwill arising from the acquisition of CNLP was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and recorded in New Businesses segment. Goodwill arising on the acquisition is not expected to be deductible for tax purposes.

F-4
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

7.	Business acquisition (Continued)
Acquisition of CNLP (Continued)

Fr
om Mar
ch to July 2022, the Group acquired the remaining equity interest in CNLP with a total consideration of HK$3,072 million

(RMB2,637 million)
, which is treated as an equity transaction. CNLP
wa
s privatized on July 15, 2022.
 Upon completion of the transaction, CNLP became a wholly-owned subsidiary of the Company.
Results of operations attributable to the acquisition of CNLP and pro forma results of operations for the acquisition of CNLP have not been presented because they are not material to the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2021 and 2022.
Acquisition of Deppon Holdco
On March 11, 2022, the Group, through a subsidiary of JD Logistics, entered into a series of agreements with the shareholders of Deppon Holdco, in relation to the acquisition of approximately

99.99
%
equity interest of Deppon Holdco, which in turn holds approximately

66.5
%
of the issued share capital of Deppon Logistics Co., Ltd (“Deppon”), for a total consideration of approximately
RMB
8,976
million. Deppon is a company established under the laws of the PRC, the shares of which are listed on the Shanghai Stock Exchange (stock code: 603056). Deppon is an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management. The
a
cquisition was completed on July 26, 2022. Upon completion of the transaction, Deppon Holdco became a consolidated subsidiary of the Group.
Deppon Holdco owns certain entities, assets and liabilities that the Group and the founding vendors have agreed to exclude from the consolidated financial statements of Deppon Holdco (the “Excluded Business”), which the founding vendors shall be solely responsible for the costs, expenses and liabilities relating to the Excluded Business and its subsequent disposal. Accordingly, for those subsidiaries under the Excluded Business, the Group considers that it has no power, no exposures, nor rights to variable returns from involvement of their business operations. Further, the Group also does not have any ability to affect the amount of the Group’s returns from the aforesaid subsidiaries. Therefore, the Group considers that the control of these subsidiaries will not be obtained through the acquisition, thus the financial information of these subsidiaries under the Excluded Business will not be consolidated into the consolidated financial statements of the Group after the acquisition.
The purchase price as of the date of acquisition is comprised of:

Amounts
(RMB in millions)
Cash	8,976
The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities assumed as of the date of acquisition is summarized as follows:

Amounts
(RMB in millions)
Net assets acquired	6,570
Newly identified and appreciation of intangible assets
- Trademarks and domain names	1,661
- Technology	676
- Customer relationships	8
Appreciation of construction in progress and land use rights	15
Goodwill	5,350
Deferred tax liabilities	(590)
Non-controlling interests	(4,714)

Total	8,976

Net assets acquired primarily consisted of property, equipment and software, construction in progress and land use rights of
RMB5,306
million, short-term investments of RMB1,270 million and borrowings of
 RMB3,776
million as of the date of acquisition. Acquired amortizable intangible assets had a weighted-average amortization period of
15.3
years. Fair value of the
non-controlling
interests was determined based on the market price of shares of Deppon at the acquisition date.

F-4
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

7.	Business acquisition (Continued)
Acquisition of Deppon Holdco (Continued)

The fair value of the trade receivables acquired was
 RMB2,101 million at the date of acquisition. The best estimate at acquisition date of the contractual cash flows not expected to be collected was not material
.
Goodwill arising from the acquisition of Deppon Holdco was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and recorded in JD Logistics segment. Goodwill arising on the acquisition is not expected to be deductible for tax purposes.
In March, 2022, the Group and Mr. Weixing Cui, one of the founding vendors of Deppon, entered into an option agreement in relation to the
43,009,184
shares of Deppon (the “Option Shares”) pledged to the Group, whereas Mr. Weixing Cui shall have the right to cause the Group to purchase all (but not less than all) of the Option Shares at put option price. The exercise of the put option is subject to certain conditions as set out in the option agreement, which is not solely within the control of JD Logistics. The Option Shares were recorded as redeemable non-controlling interests under mezzanine equity in amount of

RMB589 million at the acquisition date.
Had the acquisition date of Deppon been January 1, 2021, the revenue and net loss
of the Group would have been RMB982.8
b
illion and RMB4.5
b
illion in 2021,
respectively, and the revenue and net income
of the Gro
up
would have been RMB1,063.2
billion and RMB9.7
billion in 2022, respectively. The pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2021, nor is it intended to be a projection of future results. The pro-forma amounts have been calculated after adjusting the results of Deppon to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2021.

The consideration of the acquisition shall be settled in installments. As of December 31, 2022, deferred consideration payables of RMB575 million was recorded in “Accrued expenses and other current liabilities” and RMB445 million was recorded in “Other non-current liabilities
”.
The related transaction costs of these business combinations are not material to the consolidated financial statements.

F-4
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees
Measurement Alternative and NAV practical expedient
The carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was RMB19,643 million and RMB20,707 million as of December 31, 2021 and 2022, respectively, and the carrying amount of the Group’s investments under NAV practical expedient was RMB7,325 million and RMB7,982 million as of December 31, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, the Group invested RMB10,201 million, RMB4,787 million and RMB1,683 million in multiple private companies and private equity funds accounted for under the Measurement Alternative and NAV practical expedient, respectively, which may have operational synergy with the Group’s core business. During the years ended December 31, 2020, 2021 and 2022, fair value changes recognized for equity investments which were measured using the Measurement Alternative, excluding the gain from fair value change recognized on ATRenew Inc. (“ATRenew”, formerly known as AiHuiShou International Co., Ltd.) for the year ended December 31, 2021, and NAV practical expedient were not significant, respectively.
Equity method
As of December 31, 2022, the Group’s investments accounted for under the equity method totaled RMB28,952 million (as of December 31, 2021: RMB36,254 million), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB4,056 million, investment in JD Technology amounting to RMB
11,354 million and investment in ATRenew amounting to RMB1,449 million. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.
Investment in Yonghui
Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. As of December 31, 2022, total consideration for the investment in Yonghui was RMB6,462 million in cash. The Group held approximately 13.4% of Yonghui’s issued and outstanding shares and accounted for the investment in Yonghui using the equity method as the Group obtained significant influence by the rights to nominate one board member out of nine. The Group received dividend of RMB147 million, RMB25 million and RMB24 million from Yonghui

for the years ended December 31, 2020, 2021 and 2022, respectively, which have been recorded as a reduction to the carrying amount of investment in Yonghui.
Investment in Yonghui is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31,
	2021	2022

	(RMB in millions)
Carrying value of investment in Yonghui’s ordinary shares	4,592	4,056
Proportionate share of Yonghui’s net tangible and intangible assets	2,225	1,768

Positive basis difference	2,367	2,288

Positive basis difference has been assigned to:
Goodwill (*)	1,111	1,111
Amortizable intangible assets (**)	1,674	1,569
Deferred tax liabilities	(418)	(392)

	2,367	2,288

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

(**)	As of December 31, 2022, the weighted average remaining life of the amortizable intangible assets not included in Yonghui’s consolidated financial statements was 13 years.
As of December 31, 2021

and 2022, the market value of the Group’s investment in Yonghui was RMB4,921 million and RMB4,435 million based on its quoted closing price, respectively.

9

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees (Continued)
Equity method (Continued)

Investment in Dada
Prior to 2020, the Group acquired ordinary shares and preferred shares of Dada for total consideration of RMB5,723 million with a combination of RMB3,513 million in cash, the Group’s series of future services arrangements commenced from 2016, including supply chain support for a period of 10 years, traffic and other additional support for a period of 7 years, non-compete
obligation for a period of 7 years from 2016 and the Group’s O2O business, JD Daojia. On June 5, 2020, Dada completed its initial public offering on the Nasdaq Stock Market (“Dada IPO”). Concurrently with Dada IPO, the Group converted its preferred shares investment in Dada to ordinary shares in entirety. In addition, the Group subscribed for additional ordinary shares of Dada with cash consideration of RMB703 million in 2020. The Group’s interest in Dada was diluted to approximately 46% and a deemed disposal gain of RMB5,229 million was recognized in “shares of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2020. Prior to JD’s acquisition in Dada as disclosed in Note 7
, the investment in Dada’s ordinary shares was accounted for using the equity method as the Group obtained significant influence by the rights to nominate three board members out of nine.
The investment in Dada is accounted for using the equity method with the investment cost allocated as follows:

As of December 31, 2021
(RMB in millions)
Carrying value of investment in Dada’s ordinary shares	6,075
Proportionate share of Dada’s net tangible and intangible assets	2,136

Positive basis difference	3,939

Positive basis difference has been assigned to:
Goodwill	3,893
Amortizable intangible assets	61
Deferred tax liabilities	(15)

3,939

As of December 31, 2021, the market value of the Group’s investment in Dada was RMB9,106 million based on its quoted closing pric
e
.

F-
50

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees (Continued)
Equity method (Continued)

Investment in JD Technology
As disclosed in Note 6, investment in JD Technology has been accounted for using the equity method subsequent to June 2020.
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
As the Group and JD Technology are both controlled by Mr. Richard Qiangdong Liu before and after the acquisition of JD Technology’ equity interests, the acquisition is considered a transaction under common control. Pursuant to ASC 805-50-25-2, the Group recorded the investment in JD Technology amounting to
RMB2.62
billion in 2021, based on its proportioned net assets of JD Technology. The difference between consideration transferred and the carrying amounts of the net assets received, which was a decrease of
RMB901
million into additional paid-in capital was recorded for the year ended December 31, 2021.
Investment in ATRenew
Pre-IPO
investment in ATRenew
ATRenew is a leading technology-driven pre-owned consumer electronics transactions and services platform in China.
As of December 31, 2020, total consideration for the investment in ATRenew was RMB4,141 million. In 2021, the Group completed further investment in preferred shares of ATRenew for a cash consideration of RMB129 million.
The investment in ATRenew’s preferred shares was accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance common stock and had no readily determinable fair value
.

F-5
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees (Continued)
Equity method (Continued)
Investment in ATRenew (Continued)

Post-IPO
investment in ATRenew
On June 18, 2021, ATRenew completed its initial public offering on the Nasdaq Stock Market (“ATRenew IPO”), upon which the preferred shares investment in ATRenew were converted to ordinary shares in entirety. Pursuant to ASU
2020-01,
the Group remeasured its previously held interest based on the observable price in orderly transactions and recorded a gain from fair value change of RMB2,305 million in others, net in the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2021. Concurrently, the Group subscribed additional 2,333,333 ordinary shares of ATRenew with cash consideration of RMB321 million. Upon the offering, the Group held approximately 33% of ATRenew’s issued and outstanding shares and had two out of seven board seats. Accordingly, investment in ATRenew’s ordinary shares was accounted for using the equity method as the Group obtained significant influence. In December 2021, the Group purchased additional ordinary shares of ATRenew with cash consideration of RMB41 million.
The investment in ATRenew is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31,
	2021	2022

	(RMB in millions)

Carrying value of investment in ATRenew’s ordinary shares	2,832	1,449
Proportionate share of ATRenew’s net tangible and intangible assets	2,209	2,080

Positive/(negative) basis difference	623	(631)

Positive/(negative) basis difference has been assigned to:
Goodwill (*)	35	—
Amortizable intangible assets (**)	784	(450)
Deferred tax liabilities	(196)	(181)

	623	(631)

(*)
In the fourth quarter of 2021 and the second quarter of 2022, the Group conducted impairment assessments on its investment in ATRenew considering the duration and severity of the decline of ATRenew’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charges of RMB3,909 million and RMB1,191 million, respectively, to write down the carrying value of its investment in ATRenew to its fair value, based on quoted closing prices of ATRenew as of December 31, 2021 and June 30, 2022, respectively.

(**)
As of December 31, 2022, the negative basis difference between carrying value of investment in ATRenew and proportionate share of ATRenew’s net tangible and intangible assets was RMB631 million. This difference would not be amortized.

As of December
 31,
2021 and
2022, the market value of the Group’s investment in ATRenew was
RMB2,832 million and

RMB1,505 million based on its quoted closing price
, respectively
.
The Group
 recorded its interests in Yonghui, JD Technology and ATRenew one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.

F-5
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees (Continued)
Equity method (Continued)

The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule
4-08
of Regulation
S-X:

	For the year ended December 31,
	2020	2021	2022
	(RMB in millions)
Revenues	140,263	145,582	160,554
Gross profit	45,590	39,736	47,369
Income/(loss) from operations	5,157	1,877	(2,158)
Net income/(loss)	2,680	(250)	(1,583)
Net income/(loss) attributable to ordinary shareholders	3,292	675	(1,327)

	As of December 31,
	2021	2022

	(RMB in millions)
Current assets	150,304	149,946
Non-current assets	140,872	142,288
Current liabilities	109,790	116,158
Non-current liabilities	49,919	54,494
Non-controlling interests	973	623
The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the equity method investments of RMB488 million, RMB5,514 million and RMB1,316 million were recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2020, 2021 and 2022, respectively. The valuation of impairment in privately held companies under the Measurement Alternative is discussed in Note 5.

F-5
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

9.	Accounts receivable, net
Accounts receivable, net consist of the following:

	As of December 31,
	2021	2022

	(RMB in millions)
Logistics receivables	6,204	11,063
Online retail and online marketplace receivables (*)	5,840	9,982
Advertising receivables and others	890	1,113

Accounts receivable	12,934	22,158
Allowance for doubtful accounts	(1,034)	(1,582)

Accounts receivable, net	11,900	20,576

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Balance at beginning of the year	(318)	(566)	(1,034)
Additions	(331)	(535)	(615)
Write-off	83	67	67

Balance at end of the year	(566)	(1,034)	(1,582)

(*)
For the accounts receivable in relation to consumer financing business, which is recorded in online retail and online marketplace receivables, as JD Technology performs credit risk assessment services for the individuals and purchases the over-due
receivables from the Group at carrying values to absorb the risks and obtain the rewards from such business, no allowance for doubtful accounts in relation to consumer financing receivables w as
 provided.

10.	Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2021	2022

	(RMB in millions)
Products	77,422	80,966
Packing materials and others	478	1,098

Inventories	77,900	82,064
Inventory valuation allowance	(2,299)	(4,115)

Inventories, net	75,601	77,949

F-5
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

11.	Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2021	2022

	(RMB in millions)
Electronic equipment	11,222	2,663
Land, building and building improvement	21,072	40,642
Logistics, warehouse and other heavy equipment	10,084	14,097
Vehicles	2,681	5,743
Leasehold improvement	3,766	4,550
Office equipment	530	640
Software	867	1,033

Total	50,222	69,368
Less: accumulated depreciation	(17,278)	(14,288)

Net book value	32,944	55,080

Depreciation expenses were RMB5,037 million, RMB5,000 million and RMB5,295 million for the years ended December 31, 2020, 2021 and 2022, respectively. No material impairment charge was recorded for the years ended December 31, 2020, 2021 and 2022, respectively.

12.	Land use rights, net
Land use rights, net consist of the following:

	As of December 31,
	2021	2022

	(RMB in millions)
Land use rights	15,253	35,481
Less: accumulated amortization	(925)	(1,633)

Net book value	14,328	33,848

Amortization expenses for land use rights were RMB229 million, RMB276 million and RMB693 million for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charge was recorded for the years ended December 31, 2020, 2021 and 2022, respectively.
As of December 31, 2022, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ended December 31,
	2023	2024	2025	2026	2027	2028 and thereafter

	(RMB in millions)
Amortization expenses	791	791	791	791	791	29,893

F-5
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

13.	Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31, 2021
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount

	Year	(RMB in millions)

Non-compete	8.0	2,467	(2,120)	—	347
Domain names and trademarks	18.9	4,186	(1,066)	(27)	3,093
Customer relationship	8.8	2,713	(454)	(60)	2,199
Technology and others	6.0	1,050	(767)	(85)	198

Total	12.2	10,416	(4,407)	(172)	5,837

	As of December 31, 2022
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount

	Year	(RMB in millions)

Non-compete	8.0	2,467	(2,279)	—	188
Domain names and trademarks	17.8	6,756	(1,440)	(27)	5,289
Customer relationship	8.7	2,823	(765)	(60)	1,998
Technology and others	5.4	2,890	(1,141)	(85)	1,664

Total	12.1	14,936	(5,625)	(172)	9,139

Amortization expenses for intangible assets were RMB802 million, RMB956 million and RMB1,248 million for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charge was recorded for the years ended December 31, 2020, 2021 and 2022, respectively.
As of December 31, 2022, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2023	2024	2025	2026	2027	2028 and thereafter

	(RMB in millions)
Amortization expenses	1,305	1,188	1,124	979	908	3,635

F-5
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

14.	Goodwill
The changes in the carrying amount of goodwill are as follows, with information retrospectively adjusted in accordance with the segment changes as disclosed in Note 3
0
:

	JD Retail	JD Logistics	Dada	New Businesses	Total
		(RMB in millions)
Transaction in 2020
Additions	2,627	1,633	—	—	4,260
Balance as of December 31, 2020
Goodwill	9,278	1,633	—	2,593	13,504
Accumulated impairment loss	(7)	—	—	(2,593)	(2,600)

	9,271	1,633	—	—	10,904

Transaction in 2021
Additions	1,529	—	—	—	1,529
Balance as of December 31, 2021
Goodwill	10,807	1,633	—	2,593	15,033
Accumulated impairment loss	(7)	—	—	(2,593)	(2,600)

	10,800	1,633	—	—	12,433

Transaction in 2022
Additions	1,398	5,350	3,144	1,586	11,478
Disposal of a subsidiary	(788)	—	—	—	(788)
Balance as of December 31, 2022
Goodwill	11,417	6,983	3,144	4,179	25,723
Accumulated impairment loss	(7)	—	—	(2,593)	(2,600)

	11,410	6,983	3,144	1,586	23,123

No impairment loss of goodwill was recorded for the years ended December 31, 2020, 2021 and 2022, respectively.

15.	Accounts payable
Accounts payable consist of the following:

	As of December 31,
	2021	2022

	(RMB in millions)
Vendor payable	112,317	126,821
Shipping charges payable and others	28,167	33,786

Total	140,484	160,607

JD Technology and other financial institutions (the “Institutions”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the Institutions to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted. The original payment terms, timing or amount, remain unchanged. As of December 31, 2021 and 2022, RMB20,127 million and RMB16,671 million, respectively, of the outstanding payment obligations were elected by the suppliers and sold to the Institutions.

F-5
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

16.	Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022

	(RMB in millions)
Deposits	17,372	18,211
Salary and welfare	8,396	11,303
Accrued administrative expenses	1,165	1,917
Rental fee payable	1,199	1,361
Professional fee	904	1,348
Payable related to employees’ exercise of share-based awards	333	1,273
Liabilities for return allowances	618	743
Deferred consideration payables	—	575
Vehicle fee	437	520
Internet data center fee	444	409
Interest payable	134	167
Others	3,466	4,743

Total	34,468	42,570

17.	Unsecured senior notes
In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000 million. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016. The unsecured senior notes were issued at a discount amounting to RMB79 million. The debt issuance costs of RMB36 million were presented as a direct deduction from the principal amount of the unsecured senior notes in the consolidated balance sheets. The five-year unsecured senior notes due 2021 for the principle amount of US$500 million were mature on April 29, 2021, and the Company repaid the principle amount of US$500 million and the last semi-annual interests.
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
In 2020, the Group repurchased the Company’s unsecured senior notes from the open market with a total principal amounts of US$12 million (RMB78 million) at a reacquisition price of US$10 million (RMB72 million). In 2022, the Group further repurchased the unsecured senior notes from the open market with a total principal amounts of US$6 million (RMB42 million) at a reacquisition price of US$5 million (RMB35 million). The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to RMB11 million and RMB6 million were recognized in “interest expense” in the Group’s consolidated statements of operations and comprehensive income/(loss) for the years ended December 31,2020 and 2022, respectively.

F-5
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

17.	Unsecured senior notes (Continued)

A summary of the Company’s unsecured senior notes as of December 31, 2021 and 2022 is as follows:

	As of December 31,		Effective interest rate
	2021	2022

	(RMB in millions)
US$500 million 3.875% notes due 2026	3,154	3,453	4.15%
US$700 million 3.375% notes due 2030	4,402	4,812	3.47%
US$300 million 4.125% notes due 2050	1,830	1,959	4.25%

Carrying value	9,386	10,224
Unamortized discount and debt issuance costs	101	98

Total principal amounts of unsecured senior notes	9,487	10,322

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
As of December 31, 2022, the principal of the unsecured senior notes of RMB3,482 million, RMB4,840 million and RMB2,000 million will be due in 2026, 2030 and 2050, respectively. The principal of the unsecured senior notes will be due according to the following schedule:

Principal amounts
(RMB in millions)
Within 1 year	—
Between 1 to 2 years	—
Between 2 to 3 years	—
Between 3 to 4 years	3,482
Between 4 to 5 years	—
Beyond 5 years	6,840

Total	10,322

9

JD.com, Inc.
Notes to the Consolidated Financial Statements

18.	Leases
The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.
A summary of supplemental information related to operating leases as of December 31, 2021 and 2022 is as follows:

	As of December 31,
	2021	2022

	(RMB in millions)
Operating lease ROU assets	19,987	22,267
Operating lease liabilities-current	6,665	7,688
Operating lease liabilities-non-current	13,721	14,978

Total operating lease liabilities	20,386	22,666

Weighted average remaining lease term	5.6 years	5.4 years
Weighted average discount rate	5.0%	5.0%
A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income/(loss) and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Operating lease cost	4,903	6,763	7,951
Short-term lease cost	1,902	2,782	3,181

Total	6,805	9,545	11,132

Cash paid for operating leases	4,801	6,715	7,915
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2022 is as follows:

As of December 31, 2022
(RMB in millions)
2023	7,885
2024	5,322
2025	3,417
2026	2,278
2027	1,633
2028 and thereafter	5,298

Total lease payments	25,833
Less: interest	(3,167)

Present value of operating lease liabilities	22,666

As of December 31, 2022, the Group has no significant lease contract that has been entered into but not yet commenced.

F-
60

JD.com, Inc.
Notes to the Consolidated Financial Statements

19.	Gain on sale of development properties
Gain on sale of development properties for the years ended December 31, 2020, 2021 and 2022 were RMB1,649 million, RMB767 million and RMB1,379 million, respectively, which were mainly derived from disposals of logistics facilities to several private funds, which can be further classified into core, development and acquisition fund (collectively, “Property Funds”). The overview of the major funds are listed below.
Core funds

In 2018, the Group established JD Property to manage the expanding logistics facilities and other real estate properties. In 2019, 2020 and 2022, JD Property established several core funds (the “Core Funds”) together with a third-party investor. JD Property serves as the general partner and committed

10
%
-
20
%
of the total capital of each core fund as the limited partner, and the third-party investor committed the remaining

80
%
-
90
%
.
Furthermore, in 2019, 2020 and 2022, the Group entered into definitive agreements with each of the Core Funds, pursuant to which the Group will dispose of certain modern logistics facilities to the Core Funds, and concurrently lease back these completed facilities for operational purposes with an initial lease term of

4
to
10
years. The annual rent for the completed facilities is set at fair market rent for the initial lease term and will be adjusted based on the growth rate of fair market rent at the beginning of each subsequent
5
years’
period. The Group may choose to renew the lease upon the expiry of the initial lease agreement if the adjusted rental rate is acceptable. The lease back transaction is accounted for under ASC 842 as operating lease, and the ROU assets and operating lease liabilities were recorded accordingly. The Core Funds used leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing.
The investment committee of each of the Core Funds, which comprises the representatives from JD Property and the third-party investor, oversees the key operations of each fund, respectively. Given the control over the Core Funds is shared between JD Property and the third-party investor, JD Property does not consolidate the Core Funds and investments in the Core Funds are accounted for using the equity method as JD Property obtained significant influence by the rights to nominate no more than half of the members of each investment committee.
The closing conditions for each asset group of completed logistics facilities were considered met when each of the Core Funds signed definitive facility agreements with bank consortium to finance the purchase, respectively. As of each respective year-end, all or majority logistics facilities under asset groups related to different core funds have been completed and satisfied hand-over condition. Therefore, the Group recorded disposal gain related to the Core Funds of

RMB
1,181
 million, RMB
637
 million and RMB
1,289
million for the years ended December 31, 2020, 2021 and 2022, respectively, which represent the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date.

Development fund
In 2020, JD Property entered into definitive agreements to establish another logistics investment fund, the Development Fund, together with certain third-party investors to replicate the successful experience of the Core Funds. The Development Fund planned to acquire some of JD Property’s uncompleted modern logistics facilities. JD Property serves as general partner and committed
40
%
of the total capital of the Development Fund as a limited partner, and the third-party investors committed the remaining

60
%.
The investment committee of Development Fund, which comprises the representatives from JD Property and the third-party investors, oversees the key operations of the fund. Given the control over the Development Fund is shared between JD Property and third-party investors, JD Property does not consolidate the Development Fund and investments in the Development Fund is accounted for using the equity method as JD Property obtained significant influence by the rights to nominate no more than half of the members of investment committee.
In December 2020, the Group entered into definitive agreements with the Development Fund to sell certain of its uncompleted modern logistics facilities, and will concurrently lease back such facilities for operational purposes when completed. The closing conditions for such facilities were successively met since December 2020 and the Group recorded disposal gain of
RMB468 million and RMB112
million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, all logistics facilities under asset groups related to Development Fund have satisfied hand-over condition, and been derecognized by the Group.

F-6
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

20.	Others, net
Others, net consist of the following:

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Gains/(losses) from fair value change of long-term investments	29,483	(7,252)	(4,096)
Government financial incentives	2,545	2,482	2,773
Interest income	2,753	4,213	5,742
Gains/(losses) from acquirements or disposals of business and investment	279	140	(3,558)
Impairment of investments	(208)	(574)	(1,969)
Foreign exchange gains/(losses), net	(90)	42	114
Others	548	359	(561)

Total	35,310	(590)	(1,555)

Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Government financial incentives are recognized in “others, net” in the consolidated statements of operations and comprehensive income/(loss) when the government financial incentives are received and no further conditions need to be met, otherwise the received amounts are recorded as liabilities. The amounts of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.

F-6
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

21.	Taxation

a)	Value added tax (“VAT”)
The Group is subject to statutory VAT rate of

9%
from April 1, 2019 for revenues from sales of audio, video products and books in the Chinese mainland. The Group is subject to statutory VAT rate of

13
%
from April 1, 2019 for sales of other products in the Chinese mainland. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 2023 in comply with relevant VAT regulations of the Chinese mainland.
The Group is subject to VAT at the rate of 6% or

9%

for revenues from logistics services, and
6%

for revenues from online advertising and other services.
The Group is also subject to cultural undertaking development fees at the rate of 3% on revenues from online advertising services in the
Chinese mainland
, which is

exempted from January 1, 2020 to December 31, 2021 and reduced by 50% from January 1, 2022 to December 31, 2024.

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
Republic of Indonesia
Under the current laws of the Republic of Indonesia, the Group’s subsidiaries in the Republic of Indonesia are subject to
22%

income tax rate on its taxable income generated from operations in the Republic of Indonesia for the years ended December 31, 2020, 2021 and 2022, respectively.
Singapore
Under the current laws of Singapore, the Group’s subsidiaries in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore for the years ended December 31, 2020, 2021 and 2022, respectively.
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
Chinese mainland
Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and consolidated VIEs are subject to the statutory income tax rate of 25%.

F-6
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

b)	Income tax (Continued)
Chinese mainland (Continued)

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a red
u
ced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption
commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. Beijing Shangke has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as HNTE and enjoys a preferential income tax rate of 15%. The privileges cannot be applied simultaneously. Beijing Shangke applied the privilege of “software enterprise” and enjoyed a preferential income tax rate of 12.5% in 2019 and 2020. Beijing Shangke applied the privilege of HNTEs and enjoyed a reduced 15% enterprise income tax rate in
2021
 and 2022
. Beijing Wodong Tianjun has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It applied the privilege of “software enterprise” and enjoyed an exemption from income tax in 2020 and 2021, and a 50% reduction in 2022.
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
According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175%
of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of
 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022.
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
The EIT law also imposes a withholding income tax of 10%
on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of the Chinese mainland, if such immediate holding company is considered as a non-resident
enterprise
without any establishment or place within the Chinese mainland or if the received dividends have no connection with the establishment or place of such immediate holding company within the Chinese mainland, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the Chinese mainland that provides for a different withholding arrangement. According to the arrangement between the Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in the Chinese mainland to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than
5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the State Administration of Taxation in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE).

F-6
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

b)	Income tax (Continued)
Withholding tax on undistributed dividends (Continued)

In 2020 and 2021, the Company did not record any dividend withholding tax on the retained earnings of its FIEs in the Chinese mainland, as the Company intended to reinvest all earnings in the Chinese mainland to further expand its business in the Chinese mainland, and its FIEs did not intend to declare dividends on the retained earnings to their immediate foreign holding companies.
In 2022, the Company accrued RMB367

million withholding tax expenses associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to overseas. As of December 31, 2022, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in the Chinese mainland to overseas, except for unrecognized deferred tax liabilities of RMB4.3 billion related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the Chinese mainland.
The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Income/(loss) before tax
Income from Chinese mainland operations	15,803	14,518	16,800
Income/(loss) from non-Chinese mainland operations	35,016	(17,098)	(2,933)
Total income/(loss) before tax	50,819	(2,580)	13,867

Income tax benefits/(expenses) applicable to Chinese mainland operations
Current income tax expenses	(2,201)	(2,538)	(4,418)
Deferred tax benefits	719	651	732
Subtotal income tax expenses applicable to Chinese mainland operations	(1,482)	(1,887)	(3,686)
Income tax expenses applicable to non-Chinese mainland operations
Current income tax expenses	—	—	(307)
Deferred tax expenses	—	—	(183)
Subtotal income tax expenses applicable to non-Chinese mainland operations	—	—	(490)

Total income tax expenses	(1,482)	(1,887)	(4,176)

Reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the year ended December 31,
	2020	2021	2022
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax rates and tax holiday	(2.3)%	86.0%	(19.3)%
Tax effect of tax-exempt entities	(16.8)%	(143.7)%	12.1%
Effect on tax rates in different tax jurisdiction	(0.5)%	(2.3)%	(3.2)%
Tax effect of non-deductible expenses	0.5%	(13.8)%	4.0%
Tax effect of non-taxable income	0.0%	1.4%	(0.4)%
Tax effect of Super Deduction and others	(4.2)%	105.9%	(19.0)%
Changes in valuation allowance	1.2%	(131.6)%	28.3%
Effect on withholding income tax	0.0%	0.0%	2.6%

Effective tax rates	2.9%	(73.1)%	30.1%

F-6
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

b)	Income tax (Continued)

The following table sets forth the effect of tax holiday:

	For the year ended December 31,
	2020	2021	2022
Tax holiday effect (RMB in millions)	1,153	2,219	2,677
Effect of tax holiday on basic net income/(loss) per share (RMB)	0.38	0.71	0.86
Effect of tax holiday on diluted net income/(loss) per share (RMB)	0.37	0.71	0.84

c)	Deferred tax assets and deferred tax liabilities

	As of December 31,
	2021	2022
	(RMB in millions)
Deferred tax assets
- Net operating loss carry forwards and others	6,303	12,715
- Deferred revenues	553	472
- Inventory valuation allowance	575	1,029
- Allowance for doubtful accounts	603	1,001
- Unrealized fair value losses for certain investments	747	595
Less: valuation allowance	(7,670)	(14,276)

Net deferred tax assets	1,111	1,536

Deferred tax liabilities
- Intangible assets arisen from business combination	1,454	5,598
- Withholding tax on undistributed earnings	—	183
- Accelerated tax depreciation and others	443	730

Total deferred tax liabilities	1,897	6,511

As of December 31, 2022, the accumulated net operating loss of RMB8,425 million of the Company’s subsidiaries incorporated in Singapore and Hong Kong can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of RMB33,632 million mainly arose from the Company’s subsidiaries and consolidated VIEs established in the Chinese mainland and Indonesia, which can be carried forward to offset future taxable income. The remaining accumulated net operating loss will expire during the period from 2023 to 2027 except for those arose from HNTEs, which will expire during the period from 2023 to 2032.
A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Valuation allowances provided on the deferred tax assets mainly related to the net operating loss carry forwards, as the Group’s management does not believe that sufficient positive evidence exists to conclude that the benefits of such deferred tax assets are
more likely than not to be realized. The amount of valuation allowance offset in deferred tax assets as of December 31, 2021 and 2022 was RMB7,670 million and RMB14,276 million, respectively.
The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Balance at beginning of the year	3,674	4,289	7,670
Additions	4,393	5,052	7,694
Reversals	(3,778)	(1,671)	(1,088)

Balance at end of the year	4,289	7,670	14,276

F-6
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

22.	Financing for major subsidiaries
JD Health
In May 2019 and August 2020, JD Health entered into definitive agreements for the non-redeemable series A preference share financing of RMB6.5 billion and for the non-redeemable series B preference share financing of
RMB6.3
billion with third-party investors, respectively.
In December 2020, JD Health completed its IPO and issued 439,185,000 ordinary shares, including the exercise of the over-allotment option, at HK$70.58 per share. The net proceeds after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RM
B25.7 billion. Upon completion of IPO, the preference shares were
converted into ordinary shares of JD Health.
As of December 31, 2020, among the proceeds received, RMB11.8 billion was recorded as non-controlling
interests and RMB26.7 billion was recorded as additional
paid-in
capital.
JD Logistics
In May 2021, JD Logistics completed its IPO and issued 700,534,900 ordinary shares, including the exercise of the over-allotment option, at HK$40.36 per share. The net proceeds after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RM
B22.9 billion. Among the proceeds received, RMB6.1 billion was recorded as non-controlling
interests and RMB16.8 billion was recorded as additional
paid-in
capital.
On March 25, 2022, JD Logistics entered into a placing agreement to issue its ordinary shares to a group of third-party investors for net proceeds of approximately HK$3,102 million in a placement (the “JDL Placement”). Concurrently, the Company, through its wholly-owned subsidiary, had entered into a subscription agreement with JD Logistics to subscribe for ordinary shares of JD Logistics, at the same per share price for the JDL Placement, for net proceeds of approximately US$692 million in cash (the “JD Subscription”). Upon completion of the JDL Placement and the JD Subscription in 2022, the Company maintained its shareholding in JD Logistics at approximately 63.56
%, and continued to consolidate JD Logistics’s financial results into its financial statements. The Company recorded the net proceeds of financing in non-controlling
interests of RMB
2,221 million and additional
paid-in
capital of RMB295 million.
JD Industrials
In April and December 2020, JD Industrials entered into definitive agreements for non-redeemable
series A and series
A-1
preference share financing (“JD Industrials Series A and
A-1
Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industrials Series A and
A-1
Preference Shares was
US$335 million. Among the proceeds received, RMB
510
million was recorded as non-controlling interests and RMB1,792 million was recorded as additional paid-in capital.
The Group determined that JD Industrials Series A and A-1 Preference Shares should be classified as non-controlling interests upon its issuance since they were not redeemable by the holders.
JD Property
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
paid-in
capital.
In March and June 2022, JD Property entered into definitive agreements for its non-redeemable series B preferred share financing (“JD Property Series B Preference Shares”) with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount of financing raised was approximately US$
803 million. Among the proceeds received, RMB3.9 billion was recorded as non-controlling
interests and RMB1.4 billion was recorded as additional
paid-in
capital.
The Group determined that JD Property Series A Preference Shares and JD Property Series B Preference Shares should be classified as non-controlling
interests upon its issuance since they were not redeemable by the holders.

F-6
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

23.	Ordinary shares
On May 10, 2019, the Company renewed the strategic cooperation agreement in March 2014 with Tencent Holdings Limited (“Tencent”), for a period of three years starting from May 27, 2019. Tencent continued to provide traffic support, and the two parties also intend to continue to cooperate in a number of areas. As part of the total consideration, the Company agreed to issue to Huang River Investment Limited, a wholly owned subsidiary of Tencent, a certain number of the Company’s Class A ordinary shares for a consideration of approximately US
$250

million at prevailing market prices at certain pre-determined dates during the three-year period, of which
8,127,302, 2,938,584 and 1,914,998 of the Company’s Class A ordinary shares were issued in May 2019, May 2020 and June 2021, respectively.
On June 29, 2022, the Company renewed the strategic cooperation agreement with Tencent, for a period of three years starting from May 27, 2022. As part of the total consideration, the Company agreed to issue to Tencent a certain number of the Company’s Class A ordinary shares for a consideration of up to US$220 million at prevailing market prices at certain pre-determined
dates during the three-year period, of which

2,164,236
of the Company’s Class A ordinary shares have been issued in July 2022.
In June 2020, the Company completed its global offering and the Company’s shares have been listed on the Main Board of the HKEX. Accordingly, the Company issued 152,912,100 Class A ordinary shares, including the exercise of the over-allotment option.
The ordinary shares reserved for future exercise of the RSUs and share options were 124,045,978 and 90,955,190 as of December 31, 2021 and 2022, respectively.

24.	Dividends
On May 4, 2022, the Board of Directors of the Company approved a special cash dividend of US$
0.63
 per ordinary share, or US$
1.26
 per
American depositary share (“ADS”), to the holders of ordinary shares and ADSs, respectively, as of the close of business on May 20, 2022. Dividends are recognized when declared. The aggregate amount of the special dividend was approximately US$
2

billion.
No dividends had been paid or declared by the Company for the years ended December 31, 2020 and 2021, respectively.

25.	Share repurchase program
In March 2020, the Company’s Board of Directors authorized a share repurchase program (“2020 share repurchase program”) under which the Company may repurchase up to US$2,000 million worth of its ADSs over the following 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. In December 2021, the Company’s Board of Directors approved modifications to 2020 share repurchase program, pursuant to which the repurchase authorization increased from US$2,000 million to US$3,000 million and was
extended until March 17, 2024.
Under the 2020 share repurchase program, for the year ended December 31, 2020, the Company repurchased 1,191,370 ADSs for US$44 million (RMB312 million) on the open market, at a weighted average price of US$37.04 per ADS. For the year ended December 31, 2021, the Company repurchased 10,214,827 ADSs for US$806 million (RMB5,246 million) on the open market, at a weighted average price of US$78.92 per ADS. For the year ended December 31, 2022, the Company repurchased 5,010,203 ADSs for US$286 million (RMB1,823 million) on the open market, at a weighted average price of US$57.14 per ADS.
The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

F-6
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

26.	Other comprehensive income
Changes in the composition of accumulated other comprehensive income attributable to ordinary shareholders for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/ (losses) on available- for-sale securities	Total
	(RMB in millions)
Balances as of December 31, 2019	4,108	55	4,163
Other comprehensive loss	(7,656)	(55)	(7,711)

Balances as of December 31, 2020	(3,548)	—	(3,548)
Other comprehensive loss	(2,542)	—	(2,542)

Balances as of December 31, 2021	(6,090)	—	(6,090)
Other comprehensive income	5,131	—	5,131

Balances as of December 31, 2022	(959)	—	(959)

The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.

27.	Share-based compensation
For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized were RMB4,156 million, RMB9,134 million and RMB7,548 million, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Cost of revenues	98	102	143
Fulfillment	646	882	930
Marketing	347	586	631
Research and development	1,400	1,781	1,557
General and administrative	1,665	5,783	4,287

Total	4,156	9,134	7,548

Share incentive plan
The Company granted share-based awards to eligible employees and non-employees
pursuant to a share incentive plan entitled “Share Incentive Plan”, which was adopted on November 13, 2014 and governed the terms of the awards.
As of December 31, 2022, the Group had reserved 194,927,210 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

9

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(1)	Employee and non-employee awards
The RSUs and share options are generally scheduled to be vested over two to ten years.
One-second,
one-third,
one-fourth,
one-fifth,
one-sixth,
or
one-tenth
of the awards, depending on different vesting schedules of the plans, are usually vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years. Starting from the year ended December 31, 2016, certain awards had multiple tranches with tiered vesting commencement dates from 2016 to 2025, and each of the tranches is subject to a six-year
vesting schedule. Starting from the year ended December 31, 202
1
, certain granted RSUs are subject to vesting ratably over a
4-year
vesting period from the grant dates.
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
RSUs
a) Service-based RSUs
A summary of activities of the service-based RSUs for the years ended December 31, 2020, 2021 and 2022 is presented as follows:

	Number of RSUs	Weighted- Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2019	100,831,204	15.35

Granted	42,621,084	26.44
Vested	(20,632,596)	15.25
Forfeited or cancelled	(14,550,450)	16.13

Unvested as of December 31, 2020	108,269,242	19.62

Granted	30,069,498	39.93
Vested	(23,834,466)	18.89
Forfeited or cancelled	(19,395,408)	21.30

Unvested as of December 31, 2021	95,108,866	25.89

Granted	13,951,100	29.81
Vested	(23,123,292)	23.04
Forfeited or cancelled	(14,295,620)	25.94

Unvested as of December 31, 2022	71,641,054	27.56

As of December 31, 2021 and 2022, 8,208,616 and 5,526,834 outstanding service-based RSUs were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB3,085 million, RMB4,129 million and RMB3,877 million, respectively.
As of December 31, 2022, there were RMB5,735 million of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.7 years. The total fair value and intrinsic value of service-based RSUs vested was US$494 million (RMB3,458 million), US$973 million (RMB6,359 million) and US$706 million (RMB4,590 million) during the years ended December 31, 2020, 2021 and 2022, respectively.

F-
70

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(1)	Employee and non-employee awards (Continued)
RSUs (Continued)

b) Performance-based RSUs
For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized by the Group for the performance-based RSUs granted were insignificant.
As of December 31, 2022, there were no unrecognized share-based compensation expenses related to the performance-based RSUs granted.
Share options
A summary of activities of the service-based share options for the years ended December 31, 2020, 2021 and 2022 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$ in millions
Outstanding as of December 31, 2019	10,224,124	6.39	4.3	115
Exercised	(5,073,294)	6.23
Forfeited or cancelled	(243,770)	10.24

Outstanding as of December 31, 2020	4,907,060	6.38	3.0	184

Exercised	(1,962,856)	5.49
Forfeited or cancelled	(7,092)	13.42

Outstanding as of December 31, 2021	2,937,112	6.95	2.9	82

Exercised	(620,476)	5.70
Forfeited or cancelled	(2,500)	3.96

Outstanding as of December 31, 2022	2,314,136	7.29	2.2	48

Vested and expected to vest as of December 31, 2022	2,298,132	7.25	2.2	48
Exercisable as of December 31, 2022	2,247,452	7.12	2.1	47
As of December 31, 2021 and 2022, 167,206 and 78,706 outstanding share options were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
There was no option granted during the years ended December 31, 2020, 2021 and 2022.
The total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 was US$111 million (RMB762 million), US$70 million (RMB453 million) and US$14 million (RMB98 million), respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options.
For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized by the Group for the share options granted were insignificant. As of December 31, 2022, the unrecognized share-based compensation expenses related to the share options granted were insignificant. The expenses are expected to be recognized over a weighted-average period of 1.9 years.

F-7
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(2)	Founder awards
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
10-year
period.
For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized for the Founder’s share options were RMB104 million, RMB73 million and RMB54 million, respectively.
As of December 31, 2022, there were RMB63 million of unrecognized share-based compensation expenses related to the Founder’s share options. The expenses are expected to be recognized over a weighted-average period of 2.4 years.

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
JD Logistics granted 224,511,105 and 30,030,446

share options of JD Logistics to its employees and
non-
employees
for the years ended December 31, 2020 and 2021, respectively, including the share options granted to Mr. Liu as mentioned below. There was no share option granted in 2022. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model. The weighted average grant date fair value of options granted for the years ended December 31, 2020 and 2021 was

US$
2.00
and US$
4.31
per share, respectively. For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses for the share options granted under the JD Logistics Plan were RMB
640 million, RMB1,162 million and RMB702
million, respectively. As of December 31, 2022, there were RMB
970
million of unrecognized share-based compensation expenses related to the share options granted. The expenses ar
e expected to be recognized over a weighted-average period of
3.6
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
Starting July 2021, JD Logistics granted RSUs to its employees and non-employees.
JD Logistics granted 9,663,953 and 41,570,538 RSUs of JD Logistics to its employees and non-employees
for the years ended December 31, 2021 and 2022, respectively. The estimated fair value of each RSU granted is based on market value of the JD Logistics’s shares on each date of grant. The weighted average grant date fair value of RSUs granted for the year
s
ended December 31, 2021 and 2022 was HK$35.00 and HK$18.23 per share, respectively. For the years ended December 31, 2021 and 2022, total share-based compensation expenses for the RSUs granted under JD Logistics Plan were RMB39 million and RMB259 million, respectively. As of December 31, 2022, there were RMB412 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.3 years.

F-7
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(3)	Share-based compensation of subsidiaries (Continued)

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
JD Health granted
94,770,812
share options of JD Health to its employees and
non-employees
for the year ended December 31, 2020, including the share options granted to Mr. Liu as mentioned below. There was no share option granted in 2021 and 2022. The estimated fair value of each option grant is estimated on the date of grant using the binomial option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2020 was
US$
7.45
per share. For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses for the share options granted under the JD Health Plan were RMB million, RMB
1,133
 million and RMB
960
million, respectively. As of December 31, 2022, there were RMB
1,165
million of unrecognized share-based compensation expenses related to the share options granted. The expenses ar
e expected to be recognized over a weighted-average period of
4.7
years.
In October 2020, options to acquire
53,042,516
ordinary shares of JD Health with an exercise price of US$
0.0000005
per share were granted to Mr. Liu according to the JD Health Plan. The grant was awarded to Mr. Liu to motivate him to continue leading the future success of JD Health. The grant by JD Health is subject to a
6
-year
vesting schedule with
16.7
% of the awards vesting on each anniversary of the grant date.
Starting January 2021, JD Health granted RSUs to its employees and non-employees.
JD Health granted
80,582,712
and
4,638,422
RSUs of JD Health to its employees and
non-employees
for the year
s
ended December 31, 2021 and 2022, respectively. The estimated fair value of each RSU granted is based on market value of the JD Health’s shares on each date of grant. The weighted average grant date fair value of RSUs granted for the year
s
ended December 31, 2021
and 2022
was HK$
112.31
and HK$
52.33
per share, respectively. For the years ended December 31, 2021 and 2022, total share-based compensation expenses for the RSUs granted under the JD Health Plan were RMB
1,428
 million and RMB
1,108
million, respectively. As of December 31, 2022, there were RMB
1,609
million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of
3.9
years.
Other Subsidiaries
In 2021, JD Property and JD
Industrials
each approved and adopted their own share incentive plan (“JD Property Plan” and “JD
Industrials
Plan”), respectively, to eligible employees and
non-employees
to attract and retain the best available personnel, provide additional incentives to its employees and non-employees
for promoting the success of JD Property and JD
Industrials
. The JD Property Plan and JD
Industrials
Plan both consist of share options, RSUs and other types of awards.
JD Property granted
193,059,698
RSUs
and

108,399,512
share options for the years ended December 31, 2021 and 2022, respectively. The estimated fair value of each RSU and share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average grant date fair value of RSUs granted for the year ended December 31, 2021 was
RMB
2.42
and the weighted average grant date fair value of share options granted for the year ended December 31, 2022 was
RMB
4.03
per share.
193,059,698
RSUs and options to acquire
81,446,610

ordinary shares of JD Property with an exercise US$
0.0000005
per share were granted to Mr. Liu according to the JD
Property Plan,
which were
fully vested on November 25, 2021 and October 1, 2022, respectively. Total share-based compensation expenses for the RSUs granted under JD Property Plan for the year ended December 31, 2021 were RMB467 million and expenses for the share options granted under JD Property Plan for the year ended December 31, 2022 were RMB354 million. As of December 31, 2022, there were RMB50 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are
expected to be recognized over a weighted-average period of

3.
0 years.

F-7
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(3)	Share-based compensation of subsidiaries (Continued)
Other Subsidiaries (Continued)

JD
Industrials
granted 90,629,636
RSUs and
2,660,000
share options for the years ended December 31, 2021 and 2022, respectively. The estimated fair value of each RSU and share option granted is estimated on the date of grant based on the recent rounds of financing or binomi al
 option-pricing model. The weighted average grant date fair value of RSUs granted for the year ended December 31, 2021 was US$1.18 and the weighted average grant date fair value of share options granted for the year ended December 31, 2022 was
US$1.40
per share.
 90,629,636
RSUs, which
were
fully vested on December 30, 2021, were granted to Mr. Liu according to the JD Industrials Plan for the year ended December 31, 2021. Total share-based compensation expenses for the RSUs granted under JD Industrials Plan for the year ended December 31, 2021 were
 RMB684
million and expenses for the share options granted under JD Industrials Plan for the year ended December 31, 2022 were
RMB7

million. As of December 31, 2022, there were RMB
12
million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of
 3.25 years.
Other than those disclosed above, the share-based compensation expenses of other subsidiaries in aggregate were insignificant for the years ended December 31, 2020, 2021 and 2022
.

28.	Net income/(loss) per share
Basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2020	2021	2022
Numerator:
Net income/(loss) attributable to ordinary shareholders — basic (RMB in millions)	49,405	(3,560)	10,380
Impact of subsidiaries’ diluted earnings (RMB in millions)	(157)	(2)	(170)

Net income/(loss) attributable to ordinary shareholders — diluted (RMB in millions)	49,248	(3,562)	10,210
Denominator:
Weighted average number of shares — basic	3,021,808,985	3,107,436,665	3,125,571,110
Adjustments for dilutive options and RSUs	87,215,045	—	55,315,026

Weighted average number of shares — diluted	3,109,024,030	3,107,436,665	3,180,886,136
Basic net income/(loss) per share attributable to ordinary shareholders (RMB)	16.35	(1.15)	3.32
Diluted net income/(loss) per share attributable to ordinary shareholders (RMB)	15.84	(1.15)	3.21
Generally, basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the respective year. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 138,762,892, 127,098,868 and 105,899,185 for the years ended December 31, 2020, 2021 and 2022 on a weighted average basis, respectively. They were not included in the calculation of diluted net income/(loss) per share in the periods presented where their inclusion would be anti-dilutive.

F-7
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

29.	Related party transactions
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2022:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)(*)	A shareholder of the Group
Dada and its subsidiaries (“Dada Group”)(**)	An investee of the Group
JD Technology (***)	An investee of the Group, and controlled by the Founder
Property Funds	Investees of the Group
ATRenew and its subsidiaries (“ATRenew Group”)	An investee of the Group

(*)
In
March 2022, Tencent completed a distribution of approximately million Class A ordinary shares of the Company owned by Tencent to its shareholders. As of March 31, 2022, Tencent’s shareholding in the Company was approximately 2.3% and Tencent had no significant influence over the Company. As a result, Tencent Group was not considered as
the Group’s related party since then.

(**)	Dada became the subsidiary of the Company since February 28, 2022 as disclosed in Note 7. As a result, Dada Group was not considered as the Group’s related party since then.
(***)	JD Technology became an investee of the Group since June 2020 (Note 6).
(a) The Group entered into the following transactions with the major related parties:

Transactions	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Revenues:
Commission from cooperation on advertising business with Tencent Group(*)	355	248	44
Services provided and products sold to Tencent Group(*)	375	553	77
Services provided and products sold to Dada Group	179	523	135
Services provided and products sold to ATRenew Group	664	894	806
Services provided and products sold to JD Technology	598	882	1,044
Operating expenses:
Services received and purchases from Tencent Group(*)	3,226	5,010	1,314
Services received from Dada Group	2,200	1,087	212
Payment processing and other services received from JD Technology	6,945	8,762	11,494
Lease and property management services received from Property Funds	838	1,180	1,249
Services received from ATRenew Group	32	31	4
Other income:
Income from non-compete agreement with Dada Group	82	77	13
Interest income from loans provided to JD Technology	31	253	301
Interest income from loans provided to Property Funds	49	39	43

(*)	Please refer to Note 23 for more details of strategic cooperation with Tencent Group.
R
evenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.15%, 0.24% and 0.26% of total net revenues of the Group for the years ended December 31, 2020, 2021 and 2022, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.28%, 0.17% and 0.13% of total operating expenses of the Group for the years ended December 31, 2020, 2021 and 2022, respectively.

F-7
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

29.	Related party transactions (Continued)

(b) The Group had the following balances with the major related parties:

	As of December 31,
	2021	2022

	(RMB in millions)

Due from Tencent Group	1,956	—
Due from JD Technology
Loans provided to JD Technology (*)	2,876	3,378
Other payables to JD Technology	(416)	(637)
Due from Property Funds
Loans provided to Property Funds (*)	769	1,746
Other receivables from Property Funds	87	1,068
Due from ATRenew Group	—	22

Total	5,272	5,577

Due to Dada Group	(337)	—
Due to ATRenew Group	(45)	—

Total	(382)	—

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	(83)	—
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to ATRenew Group	(1,038)	(610)

Total	(1,121)	(610)

Other liabilities in relation to non-compete obligation to Dada Group	(101)	—

Total	(101)	—

(*)
In relation to the loans provided to JD Technology and Property Funds, the Group charged JD Technology and Property Funds based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

As of December 31, 2021 and 2022, the Group recorded amount due from related parties other than the major related parties as stated above of RMB492 million and RMB565 million, which represented approximately 2.11% and 1.58% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2021 and 2022, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties as stated above of RMB137 million and RMB488 million, which represented approximately 0.07% and 0.20% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current
liabilities, respectively.

F-7
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

29.	Related party transactions (Continued)

(c) Other information related to related party transactions:
Based on a series of agreements signed on January 1, 2016, JD Technology will perform the credit risk assessment and other related services in relation to consumer financing business and obtain the rewards from such services, thus JD Technology will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due
consumer financing receivable related to the consumer financing business transferred from the Group to JD Technology were RMB493 million, RMB77 million and RMB237 million for the years ended December 31, 2020, 2021 and 2022, respectively. In connection with the consumer financing business, JD Technology charged the Group RMB1,721 million, RMB1,985 million and RMB1,627 million, for the years ended December 31, 2020, 2021 and 2022 for payment processing services provided to the Group, respectively, which are included in “payment processing and other services received from JD Technology” stated above.
The Group transferred certain financial assets to JD Technology with or without recourse at fair value. The accounts receivable transferred without recourse were RMB33,406 million, RMB43,299 million and RMB50,282 million for the years ended December 31, 2020, 2021 and 2022, respectively, and were derecognized.
In 2022, the Group also transferred to JD Technology certain equipment amounted to RMB1,462 million.
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

F-7
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

30.	Segment reporting
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
As disclosed in Note 2(mm), beginning with the first quarter of 2021, the Group implemented certain segment reporting changes to better reflect its optimized organizational structure and business developments. As a result, the Group reported three segments, JD Retail, JD Logistics and New Businesses in 2021. JD Cloud & AI businesses were deconsolidated from the Company from March 31, 2021, thus the operating results of JD Cloud & AI businesses were not included in New Businesses segment from the second quarter of 2021. The Group consolidated Dada since February 28, 2022 and reported the results of Dada as a new standalone segment. The Group also consolidated CNLP through JD Property since March 1, 2022 and reported the results of CNLP in the New Businesses segment. In addition, the Group has consolidated Deppon Holdco except the Excluded Business as defined in Note 7 since July 26, 2022 and reported the results of Deppon Holdco except Excluded Business as defined in Note 7 in the JD Logistics segment. As a result, the Group reported four segments, JD Retail, JD Logistics, Dada and New Businesses since 2022.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2020, 2021 and 2022, with prior periods’ segment information retrospectively recast to conform to current period presentatio
n:

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)
Net revenues:
JD Retail	693,965	866,303	929,929
JD Logistics	73,375	104,693	137,402
Dada	—	—	8,030
New Businesses	17,601	26,063	21,779
Inter-segment(*)	(39,945)	(46,043)	(50,904)

Total segment net revenues	744,996	951,016	1,046,236
Unallocated items	806	576	—

Total consolidated net revenues	745,802	951,592	1,046,236

Operating income/(loss):
JD Retail	20,611	26,613	34,852
JD Logistics	1,098	(1,827)	528
Dada	—	—	(1,122)
New Businesses	(4,723)	(10,600)	(5,295)
Including: gain on sale of development properties (Note 19)	1,649	767	1,379

Total segment operating income	16,986	14,186	28,963
Unallocated items(**)	(4,643)	(10,045)	(9,240)

Total consolidated operating income	12,343	4,141	19,723
Total other income/(expense)	38,476	(6,721)	(5,856)

Income/(loss) before tax	50,819	(2,580)	13,867

(*)
The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, and property leasing services provided by JD Property to JD Logistics.

F-7
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

30.	Segment reporting (Continued)

(**)	A summary of unallocated items for the years presented is as follows:

	For the year ended December 31,
	2020	2021	2022

	(RMB in millions)

Share-based compensation	(4,156)	(9,134)	(7,548)
Amortization of intangible assets resulting from assets and business acquisitions	(723)	(940)	(1,217)
Effects of business cooperation arrangements	236	29	(475)

Total	(4,643)	(10,045)	(9,240)

31.	Employee benefit
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB4,580 million, RMB7,894 million and RMB7,627 million for the years ended December 31, 2020, 2021 and 2022, respectively. Employee benefit expenses for the year ended December 31, 2020 was partially offset by the one-off
benefit of the social security relief.

32.	Loan facilities and lines of credit
As of December 31, 2022, the Group’s loan facilities were classified into different types as follows:

As of December 31, 2022
(RMB in millions)
Unsecured senior notes (Note 17)	10,224
Unsecured borrowings (*)	24,327
Secured borrowings (**)	7,828

Total	42,379

(*)
As of December 31, 2022, the un
secured borrowings mainly consisted of borrowings without collaterals under loan facility agreements and borrowed from wel
l-known financial institutions. The major unsecured borrowings are listed as below.

In October 2021, the
Group entered into a
one-year
HK$
15,931

m
illion term loan facility agreement with
5
lead arrangers. The term loans under this facility were priced at
50
basis points over Hong Kong Interbank Offered Rate (“HIBOR”) on and from th
e date of first loan made or to be made (“Initial Utilization Date”) to and including the date falling 6 months from the Initial Utilization Date, and thereafter at
70
basis points over HIBOR. In February
and
 May 2022, the Group drew down HK$
6,300

million
 and HK$
2,741

million under the facility commitment, respectively. As of December
 31, 2022, the borrowings above were recorded in short-term debts in the consolidated balance sheets and the undrawn balance was HK$
6,890

million under this agreement.

The borrowings wer
e fully repaid in February 2023. The Group entered into another one-year HK$9,041

m
illion term loan facility agreement to refinance the loan and drew down all the facility in February 2023.
In December 2021, the Group entered into a 5-year US$2,000 million unsecured term and revolving loan facility with 5 lead arrangers. The term and revolving loans under this facility were priced at 85 basis points over London Interbank Offered Rate, which was amended to the secured overnight financing rate (“SOFR”) in September 2022. In April 2022, the Group drew down US$1,000 million under the facility commitment, which will be due in 2027. As of December 31, 2022, RMB6,965 million of the borrowings above were recorded in long-term borrowings in the consolidated balance sheets and the undrawn balance was US$1,000 million under the credit facilities agreement.
In December

2022, the Group entered into a seven-year RMB3,000 million term loan facility agreement. The term loans under this facility were priced at 145 basis points below Loan Prime Rate (“LPR”). In December 2022, the Group drew down
RMB2,000 million under the facility commitment. As of December 31, 2022, RMB10 million was recorded in short-term debts and
RMB1,990
million borrowings
were recorded in long-term borrowings in the consolidated balance sheets.
The undrawn balance was
RMB1,000
million under this agreement.
As of December 31, 2022, in addition to the above unsecured borrowings, RMB3,185 million and RMB4,101 million borrowings recorded in short-term debts and long-term borrowings, respectively, were without collaterals and borrowed from well-known financial institutions.

(**)
As of December 31, 2022, RMB875 million and RMB6,953 million borrowings, were recorded in short-term debts and long-term borrowings, respectively, with collaterals of RMB19,765 million which mainly comprised of buildings, land use rights and certain subsidiary’s equity interests which is measured at fair value.

9

JD.com, Inc.

Notes to the Consolidated Financial Statements

32.	Loan facilities and lines of credit (Continued)

As of December 31, 2022, the long-term borrowings, including the portion due within one year which were recoded in “short-term debts”, will be repaid according to the following schedule:

As of December 31, 2022
(RMB in millions)
2023	885
2024	1,367
2025	3,360
2026	2,109
2027	7,619
2028 and thereafter	5,554

20,894

As of December 31, 2022, the Group had agreements with reputable commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB
131,367
million. The Group was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2022. As of December 31, 2022, under the lines of credit, the Group mainly had RMB
30,391
million reserved for the issuance of bank acceptance and RMB
2,331
million reserved for the bank guarantee.

33.	Commitments and contingencies
Commitments for internet data center (IDC) service fee
The Group entered into
non-cancelable
IDC service agreements. The related expenses were RMB
2,864
 million, RMB
2,236
 million and RMB
3,661
million for the years ended December 31, 2020, 2021 and 2022, respectively,
and
were charged to the consolidated statements of operations and comprehensive income/(loss) when incurred.

Future minimum payments under these
non-cancelable
agreements with initial terms of one year or more consist of the following:

As of December 31, 2022
(RMB in millions)
2023	824
2024	784
2025	357
2026	330
2027	328
2028 and thereafter	1,708

4,331

Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office building and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB
10,744
million as of December
31
,
2022
. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Investment commitments
The Group’s investment commitments primarily related to capital contribution obligation for certain fund investments. Total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB2,449 million as of December 31, 2022.
Long-term debt obligations
The Group’s long-term debt obligations include unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes and long-term borrowings have been disclosed in Note 17 and Note 32, respectively.
Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day
operations of the Group. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2022.

F-
80

JD.com, Inc.
Notes to the Consolidated Financial Statements

33.	Commitments and contingencies (Continued)

Purchase commitments
The Group’s purchase commitments primarily relate to purchase of products. Total purchase commitments contracted but not yet reflected in the consolidated financial statements as of December
31
,
2022
represented less than
1
% of total net revenues of the Group for the year ended December
31
,
2022
.

34.	Restricted net assets
The Company’s
ab
ility to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regula tions permit payments of dividends by the Company’s subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.
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
Amounts restricted include
paid-in
capital, additional
paid-in
capital and statutory reserve funds, as determined pursuant to the PRC GAAP, totaling approximately RMB58,228 million, or 27% of the Company’s total consolidated net assets, as of December 31, 2022. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

F-8
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

35.	Subsequent events
Listing of Real Estate Investment Trust
The warehousing real estate investment trust (“REIT”), jointly established by the Company, JD Property and Harvest Fund, became the first of its kind in the private sector in China that received formal approval from China’s Securities Regulatory Commission in December 2022 and was listed on the Shanghai Stock Exchange in February 2023. The listing raised over RMB
1.7
billion.
Dividends
On March 8, 2023, the Board of Directors of the Company approved a cash dividend of US$
0.31 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on April 6, 2023, payable in U.S. dollars. The aggregate amount of the dividend will be approximately US$1.0 billion. The payment date is expected to be on or around April 27, 2023 and on or around May 4, 2023 for holders of ordinary shares and holders of ADSs, respectively.
In addition, the Company plans to adopt an annual dividend policy, under which the Company may choose to declare and distribute a cash dividend each year, starting from 2023, at an amount determined in relation to the Company’s financial performance in the previous fiscal year, among other factors. The determination to make dividend distributions in any particular year will be made at the discretion of the Board of Directors based upon factors such as the Company’s results of operations, cash flow, financial condition, capital requirements and other considerations that the Board of Directors deems relevant.
JD Industrials’ Series B Transaction
In March 2023, JD Industrials entered into definitive transaction agreements in connection with its series B preference shares with a group of investors. The total cash proceeds were approximately
US$210
million. The Group remained the majority shareholder of JD Industrials after the completion of the transactions.
JD Property applied for HKEX listing
On March 30, 2023, JD Property, through its joint sponsors, submitted a listing application form to the HKEX to apply for the listing of, and permission to deal in, the shares of JD Property on the Main Board of the HKEX. The Group will remain the majority shareholder of JD Property after the listing. There is no assurance as to whether or when the proposed listing may take place.
JD Industrials applied for HKEX listing
On March 30, 2023, JD Industrials, through its joint sponsors, submitted a listing application form to the HKEX to apply for the listing of, and permission to deal in, the shares of JD Industrials on the Main Board of the HKEX. The Group will remain the majority shareholder of JD Industrials after the listing. There is no assurance as to whether or when the proposed listing may take place.
Share Repurchase Program
Under the 2020 share repurchase program, as of the date of this report, the Company had repurchased 20,255,890 ADSs for approximately US$1,290 million, including 3,839,490 ADSs for approximately US$153 million during the period from January 1, 2023 to the date of this report.

F-8
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

36.	Parent company only condensed financial information
The Company performed a test on the restricted net assets of the consolidated subsidiaries and VIEs in accordance with Rule 5-04 (c) of Regulation S-X, and concluded that it was applicable for the Company to disclose the financial information for the parent company only.
As of December 31, 2022, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.
Condensed Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB	US$ Note 2(g)
	(in millions, except share and per share data)

ASSETS
Cash and cash equivalents	7,417	5,029	729
Short-term investments	1	—	—
Internal balance	65,120	63,708	9,237
Investments in subsidiaries and consolidated VIEs	148,607	162,015	23,491
Prepayments and other assets	419	308	44

Total assets	221,564	231,060	33,501

LIABILITIES
Short-term debts	2,869	—	—
Unsecured senior notes	9,461	10,347	1,499
Long-term borrowings	—	6,965	1,010
Accrued expenses and other liabilities	323	382	56

Total liabilities	12,653	17,694	2,565

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,731,123,330 Class A ordinary shares issued and 2,690,342,230 outstanding, 428,185,501 Class B ordinary shares issued and 420,449,419 outstanding as of December 31, 2021; 2,793,298,344 Class A ordinary shares issued and 2,756,458,772 outstanding, 386,374,723 Class B ordinary shares issued and 379,220,475 outstanding as of December 31, 2022.)	— *	— *	— *
Additional paid-in capital	182,578	184,041	26,683
Statutory reserves	1,586	3,473	504
Treasury stock	(2,968)	(2,493)	(361)
Retained earnings	33,805	29,304	4,249
Accumulated other comprehensive loss	(6,090)	(959)	(139)

Total shareholders’ equity	208,911	213,366	30,936

Total liabilities and shareholders’ equity	221,564	231,060	33,501

*	Absolute value is less than RMB1 million.

F-8
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

36.	Parent company only condensed financial information (Continued)

Condensed Statements of Operations and Comprehensive Income/(Loss)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions, except share and per share data)
Operating expenses
Marketing	(11)	(4)	(2)	—
General and administrative	(453)	(465)	(331)	(48)

Loss from operations	(464)	(469)	(333)	(48)

Other income/(expense)
Income/(loss) from subsidiaries and consolidated VIEs	50,154	(2,708)	10,667	1,548
Other income/(expense), net	(266)	(376)	48	7

Income/(loss) before tax	49,424	(3,553)	10,382	1,507
Income tax expenses	(19)	(7)	(2)	—

Net income/(loss)	49,405	(3,560)	10,380	1,507

Net income/(loss) attributable to ordinary shareholders	49,405	(3,560)	10,380	1,507

Net income/(loss)
Other comprehensive income/(loss):
Foreign currency translation adjustments	(7,656)	(2,542)	5,131	744
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains, net of tax	705	—	—	—
Reclassification adjustment for gains recorded in net income, net of tax	(760)	—	—	—

Net unrealized losses on available-for-sale securities	(55)	—	—	—

Total other comprehensive income/(loss)	(7,711)	(2,542)	5,131	744

Total comprehensive income/(loss)	41,694	(6,102)	15,511	2,251

4

JD.com, Inc.
Notes to the Consolidated Financial Statements

36.	Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)
Net cash used in operating activities	(243)	(411)	(509)	(74)
Cash flows from investing activities:
Purchase of short-term investments	(3,421)	(3,189)	—	—
Maturity of short-term investments	—	6,546	1	—
Loans (provided to)/settled by internal companies	(13,421)	(20,900)	7,426	1,077
Other investing activities	40	3,147	—	—

Net cash provided by/(used in) investing activities	(16,802)	(14,396)	7,427	1,077

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	31,342	—	—	—
Repurchase of ordinary shares	—	—	(1,823)	(264)
Cash paid for dividends	—	—	(13,087)	(1,897)
Proceeds from short-term borrowings	—	—	3,945	572
Repayment of short-term borrowings	—	—	(7,005)	(1,016)
Proceeds from long-term borrowings	—	—	6,618	960
Proceeds from unsecured senior notes	6,804	—	—	—
Repayment of unsecured senior notes	—	(3,246)	—	—
Other financing activities	236	62	1,043	151

Net cash provided by/(used in) financing activities	38,382	(3,184)	(10,309)	(1,494)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,369)	(136)	1,003	145

Net increase/(decrease) in cash, cash equivalents, and restricted cash	18,968	(18,127)	(2,388)	(346)
Cash, cash equivalents, and restricted cash at beginning of year	6,576	25,544	7,417	1,075

Cash, cash equivalents, and restricted cash at end of year	25,544	7,417	5,029	729

Basis of presentation
The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and consolidated VIEs.
For the parent company only condensed financial information, the Company records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented in the condensed balance sheets as “Investments in subsidiaries and consolidated VIEs” and shares in the subsidiaries and consolidated VIEs’ financial results are presented as “Income/(loss) from subsidiaries and consolidated VIEs” in the condensed statements of operations and comprehensive income/(loss). The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

F-8
5