Form 20-F/A
period 2022-12-31
JD.com, Inc.
filed 2024-01-12
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2022
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
Ian Su Shan, Chief Financial Officer
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

Auditor Name: Deloitte Touche Tohmatsu Certified Public Accountants LLP	Auditor Location: Shanghai, the People’s Republic of China	PCAOB ID: 1113

EXPLANATORY NOTE
JD.com, Inc. (the “Company”) is filing this Amendment No. 1 on Form
20-F/A
(this “Amendment No. 1”) to amend its annual report on Form
20-F
for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Filing. Accordingly, the Company is restating in their entirety the following sections of the Original Filing: (i) “Part II – Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections” and (ii) “Part III – Item 19. Exhibits” in this Amendment No. 1.
This Amendment No. 1 speaks as of the filing date of the Original Filing, or April 20, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 20, 2023.
As required by Rule
12b-15
of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

PART II

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

As of the date of this annual report: (i) CCTAM Fund SPC, an entity incorporated in the Cayman Islands and indirectly wholly owned and controlled by a governmental entity in the Chinese mainland held approximately 0.54% of equity interest in JD Property, our subsidiary incorporated in the Cayman Islands in which we held approximately 75.0% of the equity interest. Other than CCTAM Fund SPC’s shareholding in JD Property, no governmental entities in any of the Cayman Islands, the British Virgin Islands, Hong Kong S.A.R. or the Chinese mainland own any share in JD.com, Inc. or any of our principal consolidated foreign operating entities to our knowledge; (ii) no governmental entities in China have a controlling financial interest in JD.com, Inc. or any of our consolidated foreign operating entities; (iii) to our knowledge, none of the members of the board of directors of JD.com, Inc. or our consolidated foreign operating entities is an official of the Chinese Communist Party; and (iv) the currently effective memorandum and articles of association of our company and equivalent organizational documents of our consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

PART III

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

Exhibit Number	Description of Document

4.26*	English translation of the Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022

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

4.28	Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.29	Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018) Exhibit

4.30	English summary of Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among DalianWanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.31	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.32	US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.33	Subscription Agreement relating to the offering of limited partnership interests in JD Logistics Properties Core Fund, L.P. (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.34†	Share Purchase Agreement, by and between Jingdong E-Commerce (Logistics) Hong Kong Corporation Limited, as sellers, and JD Star Development X (HK) Limited, as purchaser, dated as of February 27, 2019 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2019)

4.35	Share Subscription Agreement, dated May 10, 2019, by and between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 9 to Form Schedule 13D/A filed by Tencent Holdings Limited with the Securities and Exchange Commission on May 15, 2019)

4.36	Share Subscription Agreement., dated as of June 25, 2020, by and between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd., a subsidiary of the Registrant (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.37	Amended and Restated Agreement, dated as of November 9, 2020, between the Registrant and Jingdong Technology Holding Co., Ltd. regarding certain non-compete arrangements (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document

4.38	Investment Agreement, dated as of June 25, 2020, among the Registrant, Jingdong Technology Holding Co., Ltd. and other parties named therein (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.39	Share Subscription Agreement, dated as of Mach 31, 2021, between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021) Exhibit

4.40	Asset Purchase Agreement, dated as of March 31, 2021, between Jingdong Technology Holding Co., Ltd. and Suqian Juhe Digital Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.41	Share Subscription Agreement, dated March 22, 2021, between Dada Nexus Limited and JD Sunflower Investment Limited (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by Dada Nexus Limited with the Securities and Exchange Commission on March 31, 2021)

4.42	English Summary of Equity Transfer and Capital Increase Agreement, dated August 12, 2020, among Kuayue Express Group Co., Ltd., Suqian JD Bohai Enterprise Management Co., Ltd. and other parties named thereto. (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.43†	Facilities Agreement, US$2,000,000,000 Term and Revolving Credit Facilities, dated December 29, 2021, between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.44†	Sale and Purchase Agreement, dated September 1, 2021, among JD Property, Mr. Li Shifa and Yupei International Investment Management Co., Ltd. (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.45	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited. (incorporated herein by reference to Exhibit 99.3 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.46	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited. (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.47	English Summary of Key Terms of the Founding Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant, Cui Weixing and Xue Xia (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.48	English Summary of Key Terms of the Management Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant and Certain Individuals (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.49*	English Summary of Key Terms of the Minority Vendors Agreement, dated March 11, 2022, among a subsidiary of the Registrant and each of the 153 Minority Shareholders of Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited

4.50	Subscription Agreement between JD Logistics, Inc. and a Subsidiary of the Registrant, dated March 25, 2022 (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.51*	English Translation of Strategic Cooperation Agreement, dated as of June 29, 2022, among Shenzhen Tencent Computer Systems Co., Ltd., JD.com, Inc. and Chongqing Jingdong Haijia E-Commerce Co., Ltd.

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1*	Code of Business Conduct and Ethics of the Registrant

Exhibit Number	Description of Document

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Shihui Partners

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Original Filing
**	Filed herewith
***	Furnished herewith
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Executive Officer

Date: January 12, 2024