Form 20-F
period 2023-12-31
JD.com, Inc.
filed 2024-04-18
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00002 per share)	JD	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.00002 per share	9618 (HKD Counter) 89618 (RMB Counter)	The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,821,024,043
Class A ordinary shares (excluding 39,198,170 Class A ordinary shares, which consisted of shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased but not yet cancelled) and
323,212,124 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2023.
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

•	“China” or the “PRC” are to the People’s Republic of China;

•	“CSRC” are to the China Securities Regulatory Commission;

•	“HFCAA” are to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020, signed into law on December 29, 2022 and amended by the Consolidated Appropriations Act, 2023;

•	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•

“JD Health” are to JD Health International Inc., a consolidated subsidiary of our company and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6618 (HKD counter) and 86618 (RMB counter)), and, except where the context otherwise requires, its subsidiaries and the consolidated variable interest entities and their subsidiaries;

•

“JD Industrials” are to JINGDONG Industrials, Inc. (formerly known as JD Industrial Technology Inc. and renamed as in March 2023), a consolidated subsidiary of our company and, except where the context otherwise requires, its subsidiaries and the consolidated variable interest entities and their subsidiaries;

•

“JD Logistics” are to JD Logistics, Inc., a consolidated subsidiary of our company and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 2618), and, except where the context otherwise requires, its subsidiaries and the consolidated variable interest entities and their subsidiaries;

•

“JD Property” are to JINGDONG Property, Inc. (formerly known as JD Property Group Corporation and renamed as in March 2023), a consolidated subsidiary of our company and, except where the context otherwise requires, its subsidiaries and the consolidated variable interest entities and their subsidiaries;

•

“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the GEM of the Hong Kong Stock Exchange;

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

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

•

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected” on page 26 for details;

•

We incurred net losses in the past and we may not be able to maintain profitability in the future. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We incurred net losses in the past and we may not be able to maintain profitability in the future” on page 26 for details;

•

If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected” on page 26 for details;

•

Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our revenues and business prospects. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our business, prospects and results of operations” on page 27 for details;

•

Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations” on page 28 for details;

•

If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected” on page 28 for details;

•

If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected” on page 29 for details;

•

We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively” on page 29 for details;

•

Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks” on page 30 for details;

•

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” on page 30 for details;

•

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations” on page 40 for details;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity.” on page 41 for details;

•

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 56 for details;

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 57 for details; and

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 57 for details.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct certain of our operations through the consolidated variable interest entities, with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual agreements that constituting part of the consolidated variable interest entities the structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the consolidated variable interest entities and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 59 for details;

•

Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under the contractual arrangements with them would have a material and adverse effect on our business. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 62 for details; and

•

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 62 for details.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares” on page 69 for details;

•

Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations” on page 66 for details;

•

Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us. Certain laws and regulations in the Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in the Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us” on page 66 for details;

•

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs” on page 66 for details;

•

We may be adversely affected by the complexity and changes in PRC regulation of internet-related business and companies. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms” on page 67 for details; and

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland if our holding company, our subsidiaries, or the consolidated variable interest entities do not comply with applicable laws or regulations on cash transfers. Although currently there are not equivalent or similar requirements in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain requirements in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 63 and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 71 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including the following:

•

The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs” on page 76 for details;

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange” on page 77 for details;

•

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves” on page 77 for details; and

•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline” on page 78 for details.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the retail and online retail markets in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with customers, suppliers and third-party merchants;

•	our plans to invest in our fulfillment infrastructure and technology platform as well as new business initiatives;

•	competition in our industry; and

•	government policies and regulations relating to our industry.

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

Our reporting currency is the Renminbi, or RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB7.0999 to US$1.00 and HK$7.8109 to US$1.00, the respective exchange rates on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entities as of March 31, 2024:

JD.com, Inc. ("JD") (Cayman Islands)
100%
Jingdong Technology Group Corporation (Cayman Islands)
100%
JD Property Holding Limited (Cayman Islands)
63%
JD Logistics, Inc. (Cayman Islands)
100%
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com International Limited (Hong Kong)
100%
JD.com Investment Limited(5) (British Virgin Islands)
100%
JD Jiankang Limited (British Virgin Islands)
100%
JD Industrial Technology Limited (British Virgin Islands)
100%
JD Assets Holding Limited(1) (Cayman Islands)
75%
JINGDONG Property, Inc. (Cayman Islands)
100%
JD Logistics Holding Limited (Hong Kong)
100%
JD Sunflower Investment Limited (British Virgin Islands)
67%
JD Health International Inc. (Cayman Islands)
77%
JINGDONG Industrials, Inc. (Cayman Islands)
100%
JD Asia Development Limited(2) (British Virgin Islands)
51%
Dada Nexus Limited (Cayman Islands)
2%
100%
Windcreek Limited (British Virgin Islands)
Offshore
Onshore
100%
Jingdong Logistics Supply Chain Co., Ltd.
100%
Xi'an Jingxundi Supply Chain Technology Co., Ltd. ("Xi'an Jingxundi")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Jiangsu Huiji Space Technology Co., Ltd.
100%
Beijing Jingdong Century Trade Co., Ltd.(4) ("Jingdong Century")
Beijing Jingdong 360 Degree E-Commerce Co., Ltd. ("Jingdong 360")(3)
Xi'an Jingdong Xincheng Information Technology Co., Ltd. ("Xi'an Jingdong Xincheng")(3)
100%
Suqian Hanbang Investment Management Co., Ltd.
Suqian Juhe Digital Enterprise Management Co., Ltd. ("Suqian Juhe")(3)
100%
Jiangsu Jingdong Information Technology Co., Ltd.
Beijing Jingdong Shangke Information Technology Co., Ltd.
Chongqing Jingdong Haijia E-Commerce Co., Ltd.
Beijing Wodong Tianjun Information Technology Co., Ltd.
100%
Beijing Jingbangda Trade Co., Ltd. ("Jingbangda")
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. ("Jiangsu Jingdong Bangneng")(3)
Jiangsu Yuanzhou E-Commerce Co., Ltd. ("Jiangsu Yuanzhou")(3)
Equity interest
Contractual arrangements

Notes:

(1)	JD Assets Holding Limited has 65 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 499 subsidiaries holding, directly or indirectly, logistics properties.
(3)

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Juhe are the significant consolidated variable interest entities with which we have contractual arrangements. Suqian Juhe is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is chief executive officer of JD Technology, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer.

(4)	Jingdong Century has 269 subsidiaries that engage in retail business.

(5)	JD.com Investment Limited has 79 subsidiaries that hold, directly or indirectly, the companies invested by us.
*	The diagram above omits our equity investees that are insignificant individually and in the aggregate.

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

JD.com, Inc. is not an operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, but maintains contractual arrangements with the consolidated variable interest entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in JD.com, Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities, and the government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in the Chinese mainland through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which we have maintained contractual arrangements. The laws and regulations in the Chinese mainland restrict and impose conditions on foreign investment in certain value-added telecommunication services and certain other restricted services related to our businesses, such as domestic document delivery services. Accordingly, we operate these businesses in the Chinese mainland through the consolidated variable interest entities, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in the Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to control the business operations of the consolidated variable interest entities. The external revenues contributed by the consolidated variable interest entities accounted for 6.2%, 6.9% and 7.8% of our total revenues for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website; Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products; Xi’an Jingdong Xincheng Information Technology Co., Ltd., or Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services; Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in business of investment management; and Suqian Juhe Digital Enterprise Management Co., Ltd., or Suqian Juhe, which was established in June 2020 and primarily provides enterprise management services. The consolidated variable interest entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. JD.com, Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities. Investors in our ADSs or Class A ordinary shares are not purchasing equity interest in the consolidated variable interest entities in the Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in the Chinese mainland.

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

Our corporate structure is subject to risks associated with the contractual arrangements with the consolidated variable interest entities. If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.” Specifically, there are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.”

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

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us” and “—We may be adversely affected by the complexity and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the necessary licenses and permits from the PRC government authorities, including, among others, ICP licenses, Courier Service Operation Permits and Practicing License for Medical Institutions, except as disclosed in “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.” Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future.

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

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of the Chinese mainland is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB46.4 billion, RMB58.2 billion and RMB67.6 billion (US$9.5 billion) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of the Chinese mainland are subject to PRC governmental regulations on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland if our holding company, our subsidiaries, or the consolidated variable interest entities do not comply with applicable laws or regulations on such currency conversion. As of the date of this annual report, there are not equivalent or similar requirements in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain requirements were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Govermental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, JD.com, Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution.

Our company has established a centralized cash management policy to direct how funds are transferred between JD.com, Inc., our subsidiaries and the consolidated variable interest entities and their subsidiaries to improve the efficiency and ensure the security of cash management. Our management has established a series of manuals and policies on funds management, bank accounts management, financing activities and safe handling of cash and assets, which apply to all of our subsidiaries and the consolidated variable interest entities and their subsidiaries. We and our consolidated subsidiaries that are listed on the Hong Kong Stock Exchange have also established respective centralized cash management accounts within certain entities, under which funds are transferred and dispatched to each subsidiary or consolidated variable interest entity under central command. The major offshore entities outside of the Chinese mainland with the function of centralized cash management are JD.com, Inc. (our holding company), JD.com International Limited (our intermediate holding company), JD Logistics, Inc., and JD Health International Inc. (both of which are our subsidiaries). In addition, the major entities within the Chinese mainland with similar functions are Beijing Jingdong Century Trade Co., Ltd. (a primary beneficiary of the consolidated variable interest entities), Beijing Jingbangda Trade Co., Ltd. (a consolidated variable interest entity), and Beijing Jingdong Jiankang Co., Ltd. (a primary beneficiary of the consolidated variable interest entities). The centralized cash management function in these entities lead to high-volume and high-frequency cash transferred and dispatched to the remaining consolidated subsidiaries and consolidated variable interest entities. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with governmental authorities. Every fund transfer within our group goes through an appropriate review and approval process depending on the nature and amount of the transfer under our cash management policy.

For the years ended December 31, 2021, 2022 and 2023, JD.com, Inc. provided loans of RMB20.9 billion to, and received repayment of RMB7.4 billion and RMB12.6 billion (US$1.8 billion) from, respectively, our intermediate holding companies through our day-to-day centralized cash management activities. Please refer to the line item “Loans (provided to)/settled by internal companies” in the “Parent” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2021, 2022 and 2023 on pages 23–25 for the detail figures.

Our day-to-day centralized cash management activities also cover the cash flow of the consolidated variable interest entities. For the years ended December 31, 2021, the consolidated variable interest entities received funding by loans from our intermediate holding companies of RMB11.7 billion. For the years ended December 31, 2022 and 2023, the consolidated variable interest entities repaid RMB3.2 billion and RMB3.3 billion (US$0.5 billion) to our intermediate holding companies. Please refer to the line item “Net proceeds from/(repayment to) internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2021, 2022 and 2023 on pages 23–25 for the detail figures. The consolidated variable interest entities received repayment of loans of RMB1.1 billion from, provided funding of RMB11.3 billion to, and received repayment of loans of RMB4.8 billion (US$0.7 billion) from our intermediate holding companies for the years ended December 31, 2021, 2022 and 2023, respectively. Please refer to the line item “Loans (provided to)/settled by internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2021, 2022 and 2023 on pages 23–25 for the detail figures.

In May 2022, our board of directors approved a special cash dividend of US$0.63 per ordinary share, or US$1.26 per ADS, to holders of ordinary shares and holders of ADSs, respectively. The aggregate amount of the special dividend was approximately US$2.0 billion. In March 2023, our board of directors approved a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the cash dividend was approximately US$1.0 billion. In March 2024, our board of directors approved an annual cash dividend for the year ended December 31, 2023 of US$0.38 per ordinary share, or US$0.76 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the dividend will be approximately US$1.2 billion. In addition, we have adopted an annual dividend policy, under which we may choose to declare and distribute a cash dividend each year, at an amount determined in relation to our financial performance in the previous fiscal year, among other factors. The determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, financial condition, business strategies and prospects, capital requirements, regulatory constraints to the extent relevant, availability of foreign currency and other considerations that the board deems relevant. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10.E. Additional Information—Taxation.”

A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheets data as of December 31, 2022 and 2023, selected consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report.

The selected consolidated statements of operations data for the years ended December 31, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021 and selected consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenues(1):
Net product revenues	510,734	651,879	815,655	865,062	871,224	122,709
Net service revenues	66,154	93,923	135,937	181,174	213,438	30,062

Total net revenues	576,888	745,802	951,592	1,046,236	1,084,662	152,771

Cost of revenues	(492,467)	(636,694)	(822,526)	(899,163)	(924,958)	(130,277)
Fulfillment	(36,968)	(48,700)	(59,055)	(63,011)	(64,558)	(9,093)
Marketing	(22,234)	(27,156)	(38,743)	(37,772)	(40,133)	(5,653)
Research and development	(14,619)	(16,149)	(16,332)	(16,893)	(16,393)	(2,309)
General and administrative	(5,490)	(6,409)	(11,562)	(11,053)	(9,710)	(1,368)
Impairment of goodwill	—	—	—	—	(3,143)	(443)
Impairment of long-lived assets	—	—	—	—	(2,025)	(285)
Gain on sale of development properties	3,885	1,649	767	1,379	2,283	322

Income from operations(2)(3)	8,995	12,343	4,141	19,723	26,025	3,665

Other income/(expense):
Share of results of equity investees	(1,738)	4,291	(4,918)	(2,195)	1,010	142
Interest expense	(725)	(1,125)	(1,213)	(2,106)	(2,881)	(406)
Others, net(4)	7,161	35,310	(590)	(1,555)	7,496	1,056

Income/(loss) before tax	13,693	50,819	(2,580)	13,867	31,650	4,457
Income tax expenses	(1,803)	(1,482)	(1,887)	(4,176)	(8,393)	(1,182)

Net income/(loss)	11,890	49,337	(4,467)	9,691	23,257	3,275

Net loss attributable to non-controlling interests shareholders	(297)	(75)	(923)	(697)	(910)	(128)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	3	7	16	8	—	—

Net income/(loss) attributable to the Company’s ordinary shareholders	12,184	49,405	(3,560)	10,380	24,167	3,403

Net income/(loss) per share
Basic	4.18	16.35	(1.15)	3.32	7.69	1.08
Diluted	4.11	15.84	(1.15)	3.21	7.61	1.07
Net income/(loss) per ADS(5)
Basic	8.37	32.70	(2.29)	6.64	15.37	2.17
Diluted	8.21	31.68	(2.29)	6.42	15.23	2.14
Weighted average number of shares:
Basic	2,912,637,241	3,021,808,985	3,107,436,665	3,125,571,110	3,144,233,160	3,144,233,160
Diluted	2,967,321,803	3,109,024,030	3,107,436,665	3,180,886,136	3,170,542,396	3,170,542,396

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

	For the Year Ended December 31,
	2019		2020		2021		2022		2023
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Electronics and home appliances revenues	328,703	57.0	400,927	53.8	492,592	51.8	515,945	49.3	538,799	75,888	49.7
General merchandise revenues	182,031	31.5	250,952	33.6	323,063	33.9	349,117	33.4	332,425	46,821	30.6

Net product revenues	510,734	88.5	651,879	87.4	815,655	85.7	865,062	82.7	871,224	122,709	80.3

Marketplace and marketing revenues	42,680	7.4	53,473	7.2	72,118	7.6	81,970	7.8	84,726	11,933	7.8
Logistics and other service revenues	23,474	4.1	40,450	5.4	63,819	6.7	99,204	9.5	128,712	18,129	11.9

Net service revenues	66,154	11.5	93,923	12.6	135,937	14.3	181,174	17.3	213,438	30,062	19.7

Total net revenues	576,888	100.0	745,802	100.0	951,592	100.0	1,046,236	100.0	1,084,662	152,771	100.0

(2)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Cost of revenues	(82)	(98)	(102)	(143)	(133)	(19)
Fulfillment	(440)	(646)	(882)	(930)	(697)	(98)
Marketing	(259)	(347)	(586)	(631)	(426)	(60)
Research and development	(1,340)	(1,400)	(1,781)	(1,557)	(859)	(121)
General and administrative	(1,574)	(1,665)	(5,783)	(4,287)	(2,689)	(379)

Total	(3,695)	(4,156)	(9,134)	(7,548)	(4,804)	(677)

(3)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Fulfillment	(165)	(193)	(220)	(392)	(414)	(58)
Marketing	(637)	(692)	(854)	(868)	(880)	(124)
Research and development	(99)	(99)	(104)	(271)	(305)	(43)
General and administrative	(308)	(309)	(309)	(161)	(128)	(18)

Total	(1,209)	(1,293)	(1,487)	(1,692)	(1,727)	(243)

(4)	Interest income was included in Others, net since 2021, and the presentation of prior years was also updated to conform to current presentation.
(5)	Each ADS represents two Class A ordinary shares.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	36,971	86,085	70,767	78,861	71,892	10,126
Restricted cash	2,941	4,434	5,926	6,254	7,506	1,057
Short-term investments	24,603	60,577	114,564	141,095	118,254	16,656
Accounts receivable, net	6,191	7,112	11,900	20,576	20,302	2,859
Inventories, net	57,932	58,933	75,601	77,949	68,058	9,586
Property, equipment and software, net	20,654	22,597	32,944	55,080	70,035	9,864
Land use rights, net	10,892	11,125	14,328	33,848	39,563	5,572
Operating lease right-of-use assets	8,644	15,484	19,987	22,267	20,863	2,938
Investment in equity investees	35,576	58,501	63,222	57,641	56,746	7,993
Marketable securities and other investments	21,417	44,085	24,248	14,360	80,840	11,386
Other non-current assets	6,806	8,316	16,644	16,021	14,522	2,045
Total assets	259,724	422,288	496,507	595,250	628,958	88,586
Short-term debts	—	—	4,368	12,146	5,034	709
Accounts payable	90,428	106,818	140,484	160,607	166,167	23,404
Accrued expenses and other
current liabilities	24,656	30,035	34,468	42,570	43,533	6,132
Unsecured senior notes	6,912	12,854	9,386	10,224	10,411	1,466
Long-term borrowings	3,139	2,936	—	20,009	31,555	4,444
Operating lease liabilities	8,717	15,763	20,386	22,666	21,431	3,018
Total liabilities	159,099	200,669	249,723	321,127	332,578	46,842
Total mezzanine equity	15,964	17,133	1,212	590	614	86
Total JD.com, Inc. shareholders’ equity	81,856	187,543	208,911	213,366	231,858	32,657
Number of outstanding ordinary shares	2,924,315,263	3,103,499,039	3,110,791,649	3,135,679,247	3,137,663,915	3,137,663,915

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	24,781	42,544	42,301	57,819	59,521	8,383
Net cash used in investing activities	(25,349)	(57,811)	(74,248)	(54,026)	(59,543)	(8,386)
Net cash provided by/(used in) financing activities	2,572	71,072	19,503	1,180	(5,808)	(818)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	406	(5,082)	(1,498)	3,490	125	17

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,410	50,723	(13,942)	8,463	(5,705)	(804)

Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	37,502	39,912	90,635	76,693	85,156	11,994
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	—	116	—	41	6

Cash, cash equivalents, and restricted cash at beginning of year	37,502	39,912	90,519	76,693	85,115	11,988

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	39,912	90,635	76,693	85,156	79,451	11,190
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	—	116	—	41	53	7

Cash, cash equivalents and restricted cash at end of year	39,912	90,519	76,693	85,115	79,398	11,183

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and their subsidiaries (collectively, Consolidated Variable Interest Entities or VIEs) and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	—	1,119,133	745,180	145,795	(925,446)	1,084,662
Third-party revenues	—	991,705	7,817	85,140	—	1,084,662
Inter-company revenues	—	127,428	737,363	60,655	(925,446)	—
Cost of revenues	—	(947,261)	(690,707)	(130,540)	843,550	(924,958)
Fulfillment	—	(91,646)	(12,982)	(4,584)	44,654	(64,558)
Marketing	(4)	(35,231)	(17,495)	(3,970)	16,567	(40,133)
Research and development	—	(15,662)	(16,345)	(4,853)	20,467	(16,393)
General and administrative	(204)	(4,881)	(2,794)	(2,039)	208	(9,710)
Impairment of goodwill	—	(3,143)	—	—	—	(3,143)
Impairment of long-lived assets	—	(2,025)	—	—	—	(2,025)
Gain on sale of development properties	—	2,283	—	—	—	2,283

Income/(loss) from operations	(208)	21,567	4,857	(191)	—	26,025

Income from subsidiaries and VIEs	24,967	10,305	1,066	—	(36,338)	—
Other income/(expense), net	(591)	(1,328)	4,367	3,177	—	5,625

Income before tax	24,168	30,544	10,290	2,986	(36,338)	31,650
Income tax expenses	(1)	(6,889)	(1,020)	(483)	—	(8,393)

Net income	24,167	23,655	9,270	2,503	(36,338)	23,257

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	—	1,074,639	719,883	134,516	(882,802)	1,046,236
Third-party revenues	—	967,244	6,326	72,666	—	1,046,236
Inter-company revenues	—	107,395	713,557	61,850	(882,802)	—
Cost of revenues	—	(905,349)	(664,233)	(119,868)	790,287	(899,163)
Fulfillment	—	(92,643)	(13,890)	(4,229)	47,751	(63,011)
Marketing	(2)	(31,312)	(24,083)	(3,622)	21,247	(37,772)
Research and development	—	(18,184)	(16,688)	(5,370)	23,349	(16,893)
General and administrative	(331)	(3,640)	(4,347)	(2,903)	168	(11,053)
Gain on sale of development properties	—	1,379	—	—	—	1,379

Income/(loss) from operations	(333)	24,890	(3,358)	(1,476)	—	19,723

Income from subsidiaries and VIEs	10,667	502	17,785	—	(28,954)	—
Other income/(expense), net	48	(11,491)	3,599	2,780	(792)	(5,856)

Income before tax	10,382	13,901	18,026	1,304	(29,746)	13,867
Income tax expenses	(2)	(4,097)	90	(167)	—	(4,176)

Net income	10,380	9,804	18,116	1,137	(29,746)	9,691

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	—	984,998	676,041	117,419	(826,866)	951,592
Third-party revenues	—	887,340	5,128	59,124	—	951,592
Inter-company revenues	—	97,658	670,913	58,295	(826,866)	—
Cost of revenues	—	(837,268)	(621,811)	(104,564)	741,117	(822,526)
Fulfillment	—	(80,833)	(18,225)	(4,657)	44,660	(59,055)
Marketing	(4)	(32,954)	(23,997)	(3,108)	21,320	(38,743)
Research and development	—	(17,155)	(13,473)	(5,420)	19,716	(16,332)
General and administrative	(465)	(6,282)	(2,511)	(2,357)	53	(11,562)
Gain on sale of development properties	—	767	—	—	—	767

Income/(loss) from operations	(469)	11,273	(3,976)	(2,687)	—	4,141

Income/(loss) from subsidiaries and VIEs	(2,708)	(4,774)	12,037	—	(4,555)	—
Other income/(expense), net	(376)	(8,555)	2,558	(348)	—	(6,721)

Income/(loss) before tax	(3,553)	(2,056)	10,619	(3,035)	(4,555)	(2,580)
Income tax expenses	(7)	(1,716)	(130)	(34)	—	(1,887)

Net income/(loss)	(3,560)	(3,772)	10,489	(3,069)	(4,555)	(4,467)

	As of December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Assets
Cash and cash equivalents	4,788	24,563	31,664	10,877	—	71,892
Restricted cash	—	2,871	4,607	28	—	7,506
Short-term investments	2,843	59,775	53,304	2,332	—	118,254
Accounts receivable, net	—	13,863	360	6,079	—	20,302
Inventories, net	—	22,270	41,895	3,893	—	68,058
Internal balance	53,088	89,387	29,178	—	(171,653)	—
Investment in equity investees	—	32,994	4,635	19,898	(781)	56,746
Investments in subsidiaries and consolidated VIEs	188,817	56,577	43,355	—	(288,749)	—
Marketable securities and other investments	—	24,160	56,572	108	—	80,840
Property, equipment and software, net	—	57,669	1,833	10,533	—	70,035
Operating lease right-of-use assets	—	10,241	52	13,558	(2,988)	20,863
Prepayments and other assets	154	85,170	15,269	13,995	(126)	114,462

Total assets	249,690	479,540	282,724	81,301	(464,297)	628,958

Liabilities
Short-term debts	—	2,442	—	2,592	—	5,034
Accounts payable	—	53,008	102,207	10,952	—	166,167
Internal balance	—	82,263	57,964	31,426	(171,653)	—
Operating lease liabilities	—	10,168	38	14,050	(2,825)	21,431
Unsecured senior notes	10,536	—	—	—	(125)	10,411
Long-term borrowings	7,083	22,072	—	2,400	—	31,555
Accrued expenses and other liabilities	213	64,272	20,060	13,435	—	97,980

Total liabilities	17,832	234,225	180,269	74,855	(174,603)	332,578

Convertible redeemable non-controlling interests	—	614	—	—	—	614

Total shareholders’ equity	231,858	244,701	102,455	6,446	(289,694)	295,766

Total liabilities, mezzanine equity and shareholders’ equity	249,690	479,540	282,724	81,301	(464,297)	628,958

	As of December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Assets
Cash and cash equivalents	5,029	38,158	30,534	5,140	—	78,861
Restricted cash	—	1,922	4,282	50	—	6,254
Short-term investments	—	43,264	96,270	1,561	—	141,095
Accounts receivable, net	—	15,530	271	4,775	—	20,576
Inventories, net	—	28,004	45,783	4,162	—	77,949
Internal balance	63,708	79,466	32,310	4,543	(180,027)	—
Investment in equity investees	—	35,857	4,454	18,111	(781)	57,641
Investments in subsidiaries and consolidated VIEs	162,015	26,109	56,680	—	(244,804)	—
Marketable securities and other investments	—	10,601	952	2,807	—	14,360
Property, equipment and software, net	—	43,576	2,012	9,492	—	55,080
Operating lease right-of-use assets	—	8,508	2,049	13,809	(2,099)	22,267
Prepayments and other assets	308	92,560	14,710	13,712	(123)	121,167

Total assets	231,060	423,555	290,307	78,162	(427,834)	595,250

Liabilities
Short-term debts	—	10,282	1,730	134	—	12,146
Accounts payable	—	51,536	99,374	9,697	—	160,607
Internal balance	—	68,251	78,686	33,038	(179,975)	—
Operating lease liabilities	—	8,508	2,094	14,215	(2,151)	22,666
Unsecured senior notes	10,347	—	—	—	(123)	10,224
Long-term borrowings	6,965	10,644	—	2,400	—	20,009
Accrued expenses and other liabilities	382	62,885	17,139	15,069	—	95,475

Total liabilities	17,694	212,106	199,023	74,553	(182,249)	321,127

Convertible redeemable non-controlling interests	—	590	—	—	—	590

Total shareholders’ equity	213,366	210,859	91,284	3,609	(245,585)	273,533

Total liabilities, mezzanine equity and shareholders’ equity	231,060	423,555	290,307	78,162	(427,834)	595,250

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(765)	43,657	75,882	3,291	(62,544)	59,521

Cash flows from investing activities
(Increase)/decrease in short-term investments, net	(2,833)	(15,281)	42,415	(722)	—	23,579
Increase in long-term investments, net	—	(19,924)	(55,000)	—	—	(74,924)
Prepayments and investments in equity investees	—	(555)	(597)	(230)	—	(1,382)
Loans settled by internal companies	12,633	36,177	3,266	4,804	(56,880)	—
Cash paid for property, equipment, software and construction in progress	—	(10,487)	(448)	(4,096)	—	(15,031)
Other investing activities	—	3,543	(9,501)	3,568	10,605	8,215

Net cash provided by/(used in) investing activities	9,800	(6,527)	(19,865)	3,324	(46,275)	(59,543)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	1,835	—	—	—	1,835
Increase/(decrease) in borrowings, net	—	2,458	(1,800)	2,455	—	3,113
Net repayment to internal companies	—	(17,437)	(36,177)	(3,266)	56,880	—
Cash paid for dividends.	(6,741)	(45,859)	(16,685)	—	62,544	(6,741)
Other financing activities	(2,464)	9,043	100	(89)	(10,605)	(4,015)

Net cash used in financing activities	(9,205)	(49,960)	(54,562)	(900)	108,819	(5,808)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(71)	196	—	—	—	125

Net increase/(decrease) in cash, cash equivalents and restricted cash	(241)	(12,634)	1,455	5,715	—	(5,705)
Cash, cash equivalents and restricted cash at beginning of year	5,029	40,121	34,816	5,190	—	85,156

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	4,788	27,487	36,271	10,905	—	79,451
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	53	—	—	—	53

Cash, cash equivalents and restricted cash at end of year	4,788	27,434	36,271	10,905	—	79,398

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(509)	(168,260)	246,606	5,434	(25,452)	57,819

Cash flows from investing activities
(Increase)/decrease in short-term investments, net	1	6,383	(25,800)	4,218	—	(15,198)
Prepayments and investments in equity investees	—	(6,313)	(4,344)	(305)	6,461	(4,501)
Loans (provide to)/settled by internal companies	7,426	200,620	3,205	(11,291)	(199,960)	—
Cash paid for property, equipment, software and construction in progress	—	(12,820)	(142)	(4,705)	—	(17,667)
Other investing activities	—	(18,025)	(292)	7,585	(5,928)	(16,660)

Net cash provided by/(used in) investing activities	7,427	169,845	(27,373)	(4,498)	(199,427)	(54,026)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	7,870	—	150	—	8,020
Increase in borrowings, net	3,558	5,478	300	2,534	—	11,870
Net proceeds from/(repayment to) internal companies	—	3,865	(200,620)	(3,205)	199,960	—
Dividend paid to shareholders of JD.com, Inc.	(13,087)	—	—	—		(13,087)
Other financing activities	(780)	(25,293)	(3,684)	(785)	24,919	(5,623)

Net cash provided by/(used in) financing activities	(10,309)	(8,080)	(204,004)	(1,306)	224,879	1,180

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,003	2,487	—	—	—	3,490

Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,388)	(4,008)	15,229	(370)	—	8,463
Cash, cash equivalents and restricted cash at beginning of year	7,417	44,129	19,587	5,560	—	76,693

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	5,029	40,121	34,816	5,190	—	85,156
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	41	—	—	—	41

Cash, cash equivalents and restricted cash at end of year	5,029	40,080	34,816	5,190	—	85,115

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(411)	64,468	(23,349)	1,593	—	42,301

Cash flows from investing activities
(Increase)/decrease in short-term investments, net	3,357	(27,948)	(28,500)	(1,231)	—	(54,322)
Prepayments and investments in equity investees	—	(6,356)	—	(5,220)	—	(11,576)
Loans (provided to)/settled by internal companies	(20,900)	(72,034)	(873)	1,122	92,685	—
Cash paid for property, equipment, software and construction in progress	—	(8,900)	(948)	(4,582)	—	(14,430)
Other investing activities	3,147	1,157	368	(178)	1,586	6,080

Net cash used in investing activities	(14,396)	(114,081)	(29,953)	(10,089)	94,271	(74,248)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	27,600	—	62	—	27,662
Increase/(decrease) in short-term borrowings, net	—	(249)	1,500	(100)	—	1,151
Net proceeds from internal companies	—	19,778	61,190	11,717	(92,685)	—
Repayment of unsecured senior notes	(3,246)	—	—	—	—	(3,246)
Other financing activities	62	(4,472)	—	(68)	(1,586)	(6,064)

Net cash provided by/(used in) financing activities	(3,184)	42,657	62,690	11,611	(94,271)	19,503

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(136)	(1,362)	—	—	—	(1,498)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(18,127)	(8,318)	9,388	3,115	—	(13,942)
Cash, cash equivalents and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	25,544	52,447	10,199	2,445	—	90,635
Less: cash, cash equivalents and restricted cash classified within assets held for sale at beginning of year	—	116	—	—	—	116
Cash, cash equivalents and restricted cash at beginning of year	25,544	52,331	10,199	2,445	—	90,519

Cash, cash equivalents and restricted cash at end of year	7,417	44,129	19,587	5,560	—	76,693

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further invest in technologies, expand our fulfillment infrastructure and increase our product and service offerings. For example, in 2023, we recruited new employees in connection with the expansion of our fulfillment infrastructure and strengthening of our supply chain-based technology and service capability. We will continue to invest resources in training, managing and motivating our workforce. We also plan to continue to build our warehouses and establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In addition, as we continue to increase our product and service offerings, we will need to work with a large number of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party merchants. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We incurred net losses in the past and we may not be able to maintain profitability in the future.

We had net loss of RMB4,467 million and net income of RMB9,691 million and RMB23,257 million (US$3,275 million) in 2021, 2022 and 2023, respectively. We had retained earnings of RMB33,805 million, RMB29,304 million and RMB44,051 million (US$6,205 million) as of December 31, 2021, 2022 and 2023, respectively.

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

We operate 24-7 customer service centers in Suqian, Wuhan, Chengdu and Datong, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2023, we had over 16,000 customer service representatives at these centers. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2023, our warehouse network covered almost all counties and districts across China, consisting of over 1,600 warehouses operated by us and over 2,000 cloud warehouses operated by third-party warehouse owner-operators under JD Logistics Open Warehouse Platform. As of December 31, 2023, our warehouse network had an aggregate gross floor area of over 32 million square meters, including the gross floor area of the cloud warehouses under JD Logistics Open Warehouse Platform. Our comprehensive fulfillment facilities covered almost all the counties and districts across China, and we had 425,469 warehouse and delivery personnel as of December 31, 2023. We are constructing our warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. We also plan to continue the establishment of fulfillment facilities at additional locations, including those smaller and less developed areas, to further enhance our ability to deliver products to customers directly ourselves. As we continue to add fulfillment and warehouse capability and expand our reach to those smaller, less-developed areas, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.

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

Since our inception, we have expanded our product offerings to include a wide range of products including apparel and footwear, bags, watches, jewelry, household goods, cosmetics, personal care products, baby and maternity products, food and beverages, fresh produce, fitness equipment, autoparts, pharmaceutical products, nutritional supplements, healthcare equipment, industrial products, and books and virtual goods. Expansion into diverse new product categories and substantially increased number of products and stock keeping units involves new risks and challenges. Our lack of familiarity with new products and lack of relevant customer data relating to such products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand, resulting in inventory buildup and possibly inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery in new product categories. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

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

As of December 31, 2021, 2022 and 2023, our net inventories amounted to RMB75,601 million, RMB77,949 million, and RMB68,058 million (US$9,586 million), respectively. Our annual inventory turnover days were 30.3 days in 2021, 33.2 days in 2022, and 30.3 days in 2023. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB38,743 million, RMB37,772 million, and RMB40,133 million (US$5,653 million) of marketing expenses, representing 4.1%, 3.6% and 3.7% of our total net revenues, in 2021, 2022 and 2023, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers for our retail business. We had over 50,000 suppliers as of December 31, 2023. Our suppliers include domestic and cross-border manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for retail business were 45.3 days in 2021, 52.5 days in 2022, and 53.2 days in 2023, respectively. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. Many of our third-party merchants use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high-quality service for all products sold on our mobile apps and websites. If any third-party merchant does not control the quality of the products that it sells on our mobile apps and websites, fails to timely deliver the products to customers, delivers products that are faulty or materially different from description, sells counterfeit or unlicensed products, or sells products without licenses or permits as required by the laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party merchant, the reputation of our online marketplace and our JD brand may be materially and adversely affected and we could face claims to hold us liable for the losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online retail. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online retail operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

Failure to deal effectively with any fictitious transactions or other fraudulent conduct would materially and adversely affect our business, financial condition and results of operations.

We may face risks with respect to fraudulent activities on our online marketplace. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplace, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among third-party merchants and customers. In addition to fraudulent transactions with legitimate customers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our online marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm our customers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated transaction volume from our online marketplace. Moreover, illegal, fraudulent or collusive activities by our employees, such as fraud, bribery or corruption, could also subject us to liability or negative publicity or cause losses. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees. For example, Dada announced on January 8, 2024 and March 5, 2024 that, during its routine internal audit process, certain suspicious practices were identified that may cast doubt on certain revenues from its online advertising and marketing services. See “—Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.”Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees would severely diminish consumer confidence in us, reduce our ability to attract new or retain current third-party merchants and customers, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

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

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as:

a.	our investments in and acquisition of Dada Nexus Limited, or Dada, a Nasdaq-listed company and a leading local on-demand delivery and retail platform in China;

b.	our acquisition of

•	Yihaodian marketplace platform assets from Wal-Mart Stores, Inc., or Walmart, a NYSE-listed company, including the Yihaodian brand, mobile apps and websites,

•	Jiangsu Five Star Appliance Co., Ltd., or Jiangsu Five Star, one of the leading offline retailers of home appliances and consumer electronics in China,

•	Kuayue-Express Group Co., LTD., or Kuayue-Express, a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China,

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

If we are presented with appropriate opportunities, we may continue to do so in the future. Investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. As of December 31, 2023, we had net intangible assets of RMB6.9 billion (US$1.0 billion) and goodwill of RMB20 billion (US$2.8 billion). In the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value, we may have to record actual or potential impairment charges of investments in equity investees or intangible assets and goodwill recorded in connection with invested businesses. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results. We measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly year to year. We recorded losses of RMB7.3 billion, RMB4.1 billion and RMB0.9 billion (US$0.1 billion) resulting from the fair value change in long-term investments in 2021, 2022 and 2023, respectively.

In addition, we may be subject to risks associated with actual or alleged fictitious transactions or other fraudulent conduct, as well as non-compliant actions, by any company we acquire or invest in. We may have limited experience in these acquired business or investments, and these acquired companies or investees may not adopt our protocols and policies appropriately. As such, we cannot assure you that our protocols and policies will prevent these fraudulent conducts or non-compliant actions. These and other risks could also lead to negative publicity, litigation, government inquiries, investigations or actions against the companies we invest in or acquire, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards or internal controls and systems. For example, Dada announced on January 8, 2024 and March 5, 2024 that, during its routine internal audit process, certain suspicious practices were identified that may cast doubt on certain revenues from its online advertising and marketing services. In response, the audit committee of Dada’s board of directors, with the assistance of independent professional advisers, initiated an independent review, which was substantially completed in March 2024. On January 10, 2024, Dada and certain of its former executives were named as defendants in a putative securities class action in the U.S. District Court for the Central District of California. Plaintiff alleges that the defendants made misleading statements or omissions regarding Dada’s business operations and financials. The Court has appointed Lead Plaintiff, who is scheduled to file an amended complaint by June 4, 2024. As this case remains in its preliminary stage, we are currently unable to predict the timing, outcome, or consequences of this action.

We may be subject to legal, regulatory and/or administrative proceedings.

We may be subject to litigation and regulatory proceedings inside and outside China relating to third-party and principal intellectual property infringement claims, contract disputes involving third-party merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes, internet advertising and other matters in the ordinary course of our business. As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes or other civil disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties. For example, in July and August 2019, two lawsuits were filed against us. The plaintiffs in these two lawsuits are seeking damages in an aggregate amount of approximately RMB3.5 billion. We believe these lawsuits are without merit and we are defending ourselves vigorously. However, there is uncertainty regarding the timing or ultimate resolution of these two lawsuits and the other legal proceedings in which we are involved. In addition, In 2017, we filed an antitrust lawsuit against Zhejiang Tmall Online Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Alibaba Group Holding Limited for employing unfair means to force merchants to choose one platform between Alibaba’s Tmall and us. On December 29, 2023, the Beijing Higher People’s Court issued a judgment, ruling that Alibaba’s behavior had abused its market-dominating power and constituted monopolistic behavior, ordering Alibaba to pay a damage of over RMB1.0 billion. The counterparties had appealed, and the case is in second-instance stage.

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

As our business expands, including across jurisdictions, we may encounter a variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our Class A ordinary shares and/or ADSs.

As publicly-listed companies, we and our publicly-listed subsidiaries may face additional exposure to claims and lawsuits, including securities law class actions, other federal securities law litigation and regulatory inquiries and investigations. We and our publicly-listed subsidiaries will need to defend against these actions, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Certain of our directors may be subject to alleged class actions due to their current or previous directorships in other listed companies. Our directors and executive officers may also face litigation or proceedings (including alleged or future securities class action) unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.

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

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2023, we employed a total of 425,469 warehouse and delivery personnel. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow us to address the various challenges we face or improve our results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, we may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery personnel and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance and our prospects of achieving profitability. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

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

In addition, we may acquire or invest in publicly traded companies from time to time. For example, following the closing of our share subscription with Dada, a Nasdaq-listed company and a leading local on-demand retail and delivery platform in China, on February 28, 2022, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. On July 26, 2022, JD Logistics completed the acquisition of more than 50% equity interest in Deppon, a Shanghai Stock Exchange-listed company and an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management. As a result, Deppon has become a subsidiary of JD Logistics, and its financial results, except for that of certain excluded business, have been consolidated into JD Logistics’s consolidated financial statements.

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

We sourced our products from over 50,000 suppliers as of December 31, 2023. Third-party merchants on our online marketplace are separately responsible for sourcing the products they sell on our mobile apps and websites. Although we have adopted measures to verify the authenticity and authorization of products sold on our mobile apps and websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border e-commerce business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.

In the event that counterfeit, unauthorized or infringing products are sold on our mobile apps and websites or infringing content is posted on our mobile apps and websites, we could face claims that we should be held liable. We have in the past received claims alleging our infringement of third parties’ rights. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the products. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Under our standard form agreements, we require suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity and changes in PRC regulation of internet-related business and companies.”

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

JD Logistics may need to raise more capital, which could dilute our equity stake or impose debt service obligations on JD Logistics, if such capital is available at all.

In April 2017, we opened up our fulfillment infrastructure to third-parties and established a new business group, JD Logistics, to provide integrated supply chain solutions and logistics services to third-party businesses across a wide range of industries. JD Logistics has experienced rapid growth since its inception and has raised capital in both private and public share offerings. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” As of December 31, 2023, we hold approximately 63% of the outstanding shares of JD Logistics. The development of a logistics business is capital intensive, and JD Logistics may require additional capital resources in the future. JD Logistics may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Logistics, and the investors may have a strategy or objectives different from ours with respect to JD Logistics or impose conditions that could restrict the operations of JD Logistics. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

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

A significant portion of the purchases made by our customers are through mobile devices. To optimize the mobile shopping experience, we are somewhat dependent on our customers downloading our specific mobile apps for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile apps into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if our apps receive unfavorable treatment compared to competing apps on the download stores, or if we face increased costs to distribute or have customers use our mobile apps. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, the Cybersecurity Review Measures (2020), which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information operator under PRC law.

On December 28, 2021, the CAC, the National Development and Reform Commission, or NDRC, the Ministry of Industry and Information Technology, or MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Cybersecurity Review Measures (2020). Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. Since the Cybersecurity Review Measures are relatively new and provide no further explanation or interpretation on the determination of “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security.

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

Further, the Cybersecurity Review Measures stipulate that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures are relatively new, there are uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures and how it will affect our business.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. These measures provide for the circumstances under which a data processor shall be subject to security assessment. We have applied to CAC for security assessment of outbound data transfer according to these measures.

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security. The draft provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the draft measures, data processors shall apply for a cybersecurity review for certain activities. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Information Security” for details. The draft measures remains unclear on whether the requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. There is no timetable as to when the draft measures will be enacted. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC or other regulatory authorities based on the draft measures. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the draft measures requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As advised by our PRC legal counsel, if a final version of the draft measures is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) the regulations do not require data processors which process personal information of over one million users to file a supplementary application of cybersecurity review for their previous issuance of securities to foreign investors that occurred before the effective date of such regulations; and (ii) our securities have already been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange before such regulations became effective. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.

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

These laws and regulations and the PRC Civil Code (which took effect on January 1, 2021 and also includes certain data-related rules) are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with the laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe, Hong Kong and elsewhere. For example, the European Union adopted the General Data Protection Regulation, which became effective on May 25, 2018. The General Data Protection Regulation imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under General Data Protection Regulation) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. In addition, to the extent we have accessed personal data in Hong Kong in our operations, such as retail business, we have been in compliance with the laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. We believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business as of the date of this annual report. However, to the extent that certain laws and regulations in Hong Kong were to result in additional oversight over data security that impacts our business in Hong Kong, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

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

Customers of our offline fresh food markets expect us to provide them with fresh, high-quality food products. Concerns regarding the safety of our food products or the safety and quality of our food supply chain could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is outside of our control. Negative publicity about these concerns, whether or not ultimately based on facts, and whether or not involving products sold at our stores, could discourage consumers from buying our products and have an adverse impact on our operating results. Furthermore, sales of food products entail inherent risks of product liability claims, product recall and the resulting negative publicity. Food products containing contaminants could be inadvertently distributed by us and, if processing by the consumers level does not eliminate them, these contaminants could result in illness or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls or held liable in the future.

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

In June 2020, we acquired an aggregate of 36.8% equity interest in JD Technology, which became our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth our rights as a shareholder. On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of our cloud computing and artificial intelligence business, upon which our equity interest in JD Technology increased to 41.7%.

JD Technology currently provides us with certain payment services on a non-exclusive basis and other services to us. If JD Technology is not able to successfully manage its risks such as credit risks, its ability to continue to deliver payment and other services to us may be undermined. In such event, JD Technology might seek to amend the terms of its agreements and arrangements with us, which could potentially result in a conflict of interest. Other conflicts of interest between us and JD Technology may arise relating to commercial or strategic opportunities or initiatives. Although we and JD Technology have each agreed to certain non-competition undertakings, we cannot assure you that JD Technology would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If JD Technology is unable to successfully manage its business or conflicts of interest that could arise between us and JD Technology are not resolved in our favor, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In addition, we continue to license certain of our intellectual properties, including our “JD” brand and related trademarks and domain names, to JD Technology. Because of JD Technology’s ability to continue to use our brand, our close association with JD Technology and overlapping user base, events that negatively affect JD Technology, for example, alleged engagement in inappropriate activities, involvement in any legal or administrative proceedings, or negative publicity, could also negatively affect customers’, regulators’ and other third parties’ perception of us and our JD brand, harm our credibility and reputation and adversely affect our business.

JD Logistics, our subsidiary that is a technology-driven supply chain solutions and logistics services provider, is subject to risks associated with provision of integrated supply chain solutions and logistics services and operations.

JD Logistics, a subsidiary of ours that provides technology-driven supply chain solutions and logistics services provider, is subject to a variety of risks in its business, including the following:

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

JD Health, our healthcare subsidiary, is subject to certain risks associated with the marketing, distributing and selling of pharmaceutical and other health and wellness products, as well as provision of medical and related services, including the following:

•	inability to successfully execute effective advertising, marketing and promotional activities necessary to maintain and increase the awareness of JD Health and the products and services it offers;

•	failure to implement effective pricing and other strategies in response to intense market competition in the pharmaceutical industry in China;

•	inability to upgrade intelligent healthcare solutions in response to changing consumer demand and preference;

•	inability to stock adequate supply of pharmaceutical and healthcare products that customers desire;

•	potential medical liability claims in connection with our online and offline healthcare services;

•	potential penalties or disputes against us for failure to manage our in-house medical team and external doctors;

•	failure of in-house medical team or external doctors to provide adequate and proper medical services on our platform;

•	inability to obtain and maintain regulatory or governmental permits, approvals and clearances, or to pass PRC government inspections; and

•

the risk of, and resulting liability from, any contamination, injury or other harm caused by any use, misuse, misdiagnosis or side-effects involving products distributed or services provided by JD Health.

The occurrence of any such risks may damage the business and reputation of JD Health, and may have an adverse impact on our financial condition and results of operations.

Furthermore, laws and regulations regarding pharmaceutical and healthcare industry in China are strict and extensive. Violation of the laws and regulations may result in harsh penalties and, under certain circumstances, lead to criminal prosecution. Meanwhile, regulations of both internet industry and its internet healthcare sector, as well as their interpretation and enforcement, are relatively new and evolving. As a result, it may be difficult to determine what actions or omissions would be deemed in violation of applicable laws and regulations. Due to the rapidly evolving and complexity of the regulatory environment, we cannot assure you that JD Health would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on its brand reputation and business. Compliance with future laws and regulations may require JD Health to change its business models and practices at an undeterminable and possibly significant financial cost. These additional monetary expenditures may increase future overhead, which may, in turn, have a material adverse effect on our business, financial condition and results of operations.

JD Property faces challenges relating to the macroeconomic environment, the market condition and its own business development.

JD Property, a subsidiary of ours which develops and manages modern infrastructure in China, Asia, and Europe, consisting primarily of logistics parks as well as business parks and others, faces challenges relating to the macroeconomic environment, the market condition and certain characteristics of its current operations. These challenges include:

•	potential downturn in general economy, which will slow down the demand for logistics properties and increase the vacancy rate, resulting in a more competitive market environment for JD Property;

•	slowdown in such business area as industrial park and logistic properties; and

•

uncertainties in JD Property’s venture into the overseas markets, such as the Southeast Asian market and the European market, including cultural differences, complexity of local regulatory environment, political stability and communication with local clients and business partners, among other things.

If JD Property’s business cannot continue to grow despite these challenges, our financial condition and results of operations may be adversely affected.

JD Industrials faces challenges relating to the provision of industrial supply chain technology and service.

JD Industrials, a subsidiary of ours, faces challenges as a leading industrial supply chain technology and service provider in China. These challenges include:

•

ability to provide superior industrial supply chain technology and service to expand its customer base, which in turn depends on factors such as its ability to offer high-quality industrial products and services, optimize the product and service offerings in response to the diverse and evolving demand of its customers, expand and maintain relationships with its customers and suppliers, offer timely and reliable fulfillment service, develop industrial technology solutions and intelligent services, and recommend suitable products and services to its customers;

•	failure to expand its customer base and maintain satisfactory customer experience;

•	risk that industrial supply chain technology and service market may not develop into the stage and scale as expected, as it is still in its early stage of development in China;

•	ability to successfully implement its business strategy and effectively respond to changes in market dynamics;

•	ability to enforce effective control over the logistic service provided directly by its suppliers or other third-party logistics providers; and

•	damage to its fulfillment of industrial products caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events.

If JD Industrials’ business were negatively impacted by these challenges to a material extent, our financial condition and results of operations may be adversely affected.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

A small portion of the lessors of our leased warehouses, leased offices, and leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors (including the lessors of our 7FRESH offline fresh food stores) are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. Such lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the PRC government authorities. Also, in the event that the actual use of our leased properties is inconsistent with the use registered on the land use right certificate or our leased properties are on allocated land, the competent authorities may require the lessors to return the land and impose fines on the lessors, or confiscate the proceeds from the leasing of the properties and impose fines on the lessors if such properties are leased without their consent or handing in such income, as applicable. Therefore, the lease agreements may be deemed to be in breach of the law and therefore be void.

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

Our business is subject to governmental supervision and regulation by the PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or SAMR, the NDRC, the Ministry of Commerce, the MIIT, the CAC, the Ministry of Transport, the State Post Bureau and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment” and “—Licenses and Permits.”

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of December 31, 2023, we had Courier Service Operation Permits that allow Beijing Jingbangda Trade Co., Ltd. (Jingbangda), a subsidiary of Xi’an Jingdong Xincheng, one of the consolidated variable interest entities providing logistics services, and the subsidiaries of Jingbangda, to operate an express delivery business in 31 provinces and 448 cities in China. As of December 31, 2023, Jingbangda and its relevant subsidiaries had obtained Courier Service Operation Permits. As of the same date, among other entities, Xi’an Jingdong Xuncheng and its relevant branches and subsidiaries, and Jingbangda and its relevant branches and subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of making filings with local postal administrations for express delivery terminal outlets of the subsidiaries of Jingbangda. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

In addition, we issue one type of prepaid cards which may be used to buy the products and services sold on our mobile apps and websites. Due to licensing requirements, currently such prepaid cards can only be used to purchase products and services directly sold by us.

There may be some defects with respect to the process of establishing certain of our indirect subsidiaries in China. Certain subsidiaries of our wholly foreign-owned subsidiaries in China were established without obtaining the prior approval from the government authorities that supervise their industry, and some have obtained the permits from the government authority at a level lower than as required. We have not received any notice of warning or been subject to penalties or other disciplinary action from the governmental authorities with respect to these defects. However, we cannot assure you that the governmental authorities would not require us to obtain the approvals, or the permits from proper level of government authorities to cure the defects, or take any other actions retrospectively in the future. If the government authorities require us to cure such defects, we cannot assure you that we will be able to obtain the approvals, or the permits from proper level of government authorities, in a timely manner or at all.

We provide payment by installments to certain qualified customers for purchasing products sold on our websites. These payment services may be deemed to be providing consumer loans. If so, an approval for consumer finance company from the government authority is required, and we cannot assure you that we can obtain such approval in a timely manner, or at all.

If the PRC government considers that we were operating without the proper approvals, licenses or permits, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue that business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

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

As online retail is evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. In addition, on March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which took effect from May 1, 2021 and became an important departmental regulation for the implementation of the E-commerce Law. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. As a result, we are subject to risks regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses or permits or provides stricter supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our share incentive plans and our consolidated subsidiaries’ share incentive plans, which may result in increased share-based compensation expenses.

We adopted our current share incentive plan effective December 21, 2023, or the 2023 Plan, to replace our previous plan, which expired on December 20, 2023. JD Logistics, JD Health, JD Property and JD Industrials each have their own share incentive plans as well, and since we consolidate them in our financial statements, their share-based compensation expenses also affect our financial performance. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion of these various plans. In May 2015, with approval of our board of directors, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company under our previous plan, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We incurred share-based compensation expenses of RMB73 million, RMB54 million and RMB38 million (US$5 million) in connection with this grant of option to Mr. Liu in 2021, 2022 and 2023, respectively. For the years ended December 31, 2021, 2022 and 2023, we recorded an aggregate of RMB9,134 million, RMB7,548 million, and RMB4,804 million (US$677 million), respectively, in share-based compensation expenses. As of December 31, 2023, the awards in our share incentive plans that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 53,988,060 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the grant date, and (ii) options to purchase an aggregate of 17,803,820 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the grant date. As of December 31, 2023, none of the awards had been granted under the 2023 Plan. For awards granted under the share incentive plans of our consolidated subsidiaries, please see “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans—Share Incentive Plans of our Consolidated Subsidiaries.” We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Although we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, we may also require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 and January 2020 both contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets, and our term and revolving credit facilities we entered into in 2021, 2022 and 2023 contain covenants that impose certain minimum financial performance requirements on us and that might restrict our ability to raise additional debt. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. Disruptions in the financial markets not related to us could also affect our ability to raise capital. Any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our prospects. A large balance of indebtedness may require that we devote our financial resources to servicing such debt rather than funding our operating activities, which constrains our capital flexibility and may in turn adversely affect our results of operation. It may also be a challenge for us to service our interest and principal repayments in a timely manner or at all, which could trigger cross-defaults with other debt, as applicable, as well as limit our ability to obtain further debt financing.

Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.

As of December 31, 2023, we had long-term debt obligations of RMB42.4 billion (US$6 billion). Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

Fluctuation of items that are non-recurring in nature and fluctuation of fair value change of the wealth management products we invested in have affected our results of operations in the past and may continue to affect our results of operations in the future.

The fluctuation of items that are non-recurring in nature, primarily gains on sale of development properties, impairment of goodwill and long-lived assets, and others, net, significantly affected our results of operations during 2021, 2022 and 2023. We recorded a gain of RMB767 million, RMB1,379 million and RMB2,283 million (US$322 million) in 2021, 2022 and 2023, respectively, for selling certain of our development properties. Impairment of goodwill and long-lived assets were nil, nil, and RMB5.2 billion (US$0.7 billion) in 2021, 2022 and 2023, respectively. Others, net are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses). For others, net, we recorded a loss of RMB0.6 billion, a loss of RMB1.6 billion and an income of RMB7.5 billion (US$1.1 billion) in 2021, 2022 and 2023, respectively. We identify these items as non-recurring in nature as they are not indicative of our core operating results and business outlook. We cannot assure you that we will be able to continue to generate net profits and maintain profitability in the future after excluding the impact of such non-recurring items. The significant fluctuation of these non-recurring items may continue to affect our results of operations and result in fluctuation of net income/(loss) in the future.

During 2021, 2022 and 2023, we made investments in wealth management products and recorded a fair value of wealth management products of RMB77.0 billion, RMB74.1 billion and RMB59.7 billion (US$8.4 billion) as of December 31, 2021, 2022 and 2023, respectively, which included gross unrealized gains of RMB474.0 million, RMB373.2 million and RMB647.2 million (US$91.2 million), respectively. No impairment charges were recorded for the years ended December 31, 2021, 2022 and 2023, respectively. Those wealth management products were certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions, and usually have maturities of less than one year. We are exposed to credit risk in relation to our investments in wealth management products, which may adversely affect our net changes in their fair value. We cannot assure you that market conditions and regulatory environment will create fair value gains and we will not incur any fair value losses on our investments in wealth management products at fair value through profit or loss in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

A severe or prolonged slowdown in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Under the applicable laws and regulations relating to intellectual property, it may take months or even years to register, maintain and enforce our intellectual property rights. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights when needed. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 173 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and/or our ADSs may view as beneficial.

Our company is controlled through a dual class voting structure. Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2024, Mr. Liu beneficially owned 70.5 % of the aggregate voting power of our company, including 3.8% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

In August 2023, an executive order was issued by the Biden administration to restrict U.S. investments in sensitive technologies in the Chinese mainland, Hong Kong, and Macau, such as advanced computing chips, quantum technology, and artificial intelligence. As of the date of this annual report, the final rules implementing the order have not become effective yet, and the scope of the review program may be materially different from what is currently contemplated by the advance notice. Therefore, there are substantial uncertainties on whether the outbound foreign direct investment review program will have a material impact on our business, results of operations, financial condition, and prospects.

In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with companies in certain countries, including China. Measures such as these could deter suppliers in the United States and/or other countries that impose sanctions, export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alternative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, we may be affected by such sanctions, export controls or other restrictions, and we may also be exposed to risks in dealing with business partners that are subject to sanctions, export controls or other restrictions. As a result, we could be required to incur additional costs to comply with these complicated regulations and measures and could face penalties for any violation, even inadvertent, which could adversely affect our business, financial condition and results of operations.

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

We face risks related to natural disasters, health epidemics and other public safety concerns.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In addition, our results of operations could be adversely affected to the extent that any such occurrence affects our suppliers, customers or business partners or harms the Chinese economy in general. Furthermore, to the extent that a natural disaster, health epidemic or other public safety concern adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness. If any natural disasters, health epidemics or other public safety concerns were to cause our operations to experience material disruptions, our business, financial condition and results of operations may be materially and adversely affected.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.”

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

PRC laws and regulations in relation to overseas issuance and listing of shares have been evolving. On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023.

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

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the discussion draft of the Administrative Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

Moreover, because these laws, regulations and standards are subject to ongoing interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including the following:

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

•

compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations, including compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation and compliance costs across different legal systems;

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

One or more of these factors could harm our overseas operations and consequently, could harm our overall results of operations. In addition, legislatures and taxing authorities in many jurisdictions in which we operate may enact changes to, or seek to enforce novel interpretations of, their tax rules. These changes could include amendments that have temporary effect as well as more permanent changes. For example, the Organization for Economic Cooperation and Development, or the OECD, the European Union and other countries (including countries in which we operate) have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed. In particular, the OECD’s Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis, which became effective in many jurisdictions in which we operate starting January 1, 2024. The impact of these potential new rules and any other changes in domestic and international tax rules and regulations could have a material and adverse effect on our effective tax rate, and we will continue to evaluate the impact of these changes.

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

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel in the future. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

Although we believe we, our PRC subsidiaries and the consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government may determine rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated variable interest entities do not comply with applicable law, it could revoke the consolidated variable interest entities’ business and operating licenses, require the consolidated variable interest entities to discontinue or restrict the consolidated variable interest entities’ operations, restrict the consolidated variable interest entities’ right to collect revenues, block the consolidated variable interest entities’ websites, require the consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which the consolidated variable interest entities may not be able to comply, impose restrictions on the consolidated variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated variable interest entities’ business operations or restrict the consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the consolidated variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the consolidated variable interest entities and their owners for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Jingdong 360 and its shareholders to hold our ICP license as an internet information provider, contractual arrangements with Jiangsu Yuanzhou and its shareholders to conduct the distribution of books and audio and video products and contractual arrangements with other variable interest entities for the restricted businesses. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities.

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

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland if our holding company, our subsidiaries, or the consolidated variable interest entities do not comply with applicable laws and regulations on cash transfers. Although currently there are not equivalent or similar requirements in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain requirements in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Any loans to our wholly foreign-owned subsidiaries in the Chinese mainland, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in the Chinese mainland to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the consolidated variable interest entities or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Upregulating the Macro-prudent Adjustment Parameter for Cross-border Financing issued on July 20, 2023, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to three times of their respective net assets.

Moreover, any medium or long-term loan to be provided by us to the consolidated variable interest entities or other domestic PRC entities must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in the Chinese mainland by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which took effect on June 1, 2015. This circular allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Foreign Investment.”

Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While Foreign Investment Law does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the consolidated variable interest entities through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the Foreign Investment Law, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the Foreign Investment Law, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the Foreign Investment Law, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings may be time-consuming, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities may have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

We may be adversely affected by the complexity and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and challenges relating to PRC government regulation of the internet industry include, but are not limited to, the following:

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

New laws and regulations may be promulgated that will regulate internet activities, including online retail and internet information service. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties. For example, on February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which came into effect on May 1, 2023 and replaced Interim Measures for the Administration of Internet Advertising. The Administrative Measures for Internet Advertising further strengthen the responsibilities of Internet platform operators and enhance their review obligation in Internet advertising activities. see “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations relating to Advertising Business.” Any failure to comply with the Administrative Measures for Internet Advertising may result in administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, suspension of business or even criminal liabilities, all of which may materially and adversely affect our business and results of operations.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Jingdong 360, one of the consolidated variable interest entities, holds an ICP license and operates our www.jd.com website. Jingdong 360 owns the domain names and registered trademarks and has the necessary personnel to operate such website.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, these guidelines mainly cover five aspects, including general provisions, monopoly agreements, abuse of market dominance, concentration of undertakings, and abuse of administrative powers that eliminate or restrict competition. These guidelines prohibit certain monopolistic acts of internet platforms to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance. Notably, the guidelines provide that any concentration of undertakings involving variable interest entities fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator must report such concentration of undertakings to the Anti-Monopoly Law of PRC (the “Anti-Monopoly Law”) enforcement agency under the State Council in advance. Therefore, acquisitions of other entities that we have made before or may make in the future (whether by ourselves, our subsidiaries or through the consolidated variable interest entities) and that meet the criteria for declaration, may be required to be reported to and approved by the Anti-Monopoly Law enforcement agency, and we may be subject to penalty including a fine of no more than RMB500,000 if we fail to comply with such requirement, and in extreme case may be ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer the business within a prescribed time or to take any other necessary measures to return to the pre-concentration status. In March 2021, SAMR imposed on us a fine of RMB500,000 for failing to file a prior notification of concentrations of undertaking for a prior acquisition we did. In addition, SAMR has conducted a survey of prior acquisitions by internet platforms that may involve failure to file prior notifications of concentrations of undertaking. We were subsequently imposed for fines for a few additional instances, each with similar amount on such basis since 2021. We cooperated with SAMR on this front and kept written and oral correspondence with SAMR. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on certain unfair competition acts, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As of the date of this annual report, we have completed such self-inspection and have not received any further inquiry from the governmental authorities. We may receive more similar inquires going forward and cannot assure you that our business operations comply with the regulations and authorities’ requirements in all respects. If any non-compliance is raised by the authorities and determined against us, we may be subject to fines and other penalties. On June 24, 2022, the Standing Committee of the National People’s Congress issued the amended Anti-Monopoly Law, which came into effect on August 1, 2022. The amended PRC Anti-monopoly Law increases the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The newly amended Anti-Monopoly Law also specifies that the government authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of antimonopoly and competition laws and regulations in China, especially with respect to the interpretation and implementation of the newly amended Anti-Monopoly Law. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the guidelines and other Anti-Monopoly Laws and regulations may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and Class A ordinary shares. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Cybersecurity Review Measures, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the discussion draft of the Administrative Measures for Internet Data Security for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. It remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in the Chinese mainland are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in the Chinese mainland given the different levels of economic development in different locations. The government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Although almost all of our PRC operating entities incorporated in various locations in the Chinese mainland have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register some operating offices as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2023, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We may be required to register those operating offices outside of the residence addresses of our relevant PRC entities as branch offices under PRC law. As of the date of this annual report, we were able to register branch offices in all of the important locations where we had meaningful presence. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the applicable laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The RMB may fluctuate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

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

We adopt a risk-neutral strategy to manage foreign exchange risks. For each entity with foreign exchange exposure, currency position or accounts balance are reallocated to achieve natural hedging. While we may enter into hedging transactions, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in the Chinese mainland are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. Although currently there are not equivalent or similar requirements in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain requirements in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to these requirements on currency conversion.

PRC regulations establish comprehensive procedures and requirements for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands.

In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. These laws and regulations are continually evolving as newly enacted Foreign Investment Law took effect. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the NDRC and Ministry of Commerce and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other applicable rules to complete such transactions could be time consuming, and any required approval processes may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce, NDRC or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In February 2015, SAFE issued the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, which took effect on June 1, 2015. This circular has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch.

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

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or consolidated variable interest entities as part of their efforts to encourage the development of local businesses. We received approximately RMB2,482 million, RMB2,773 million and RMB2,557 million (US$360 million) financial incentives from local governments relating to our business operations in 2021, 2022 and 2023, respectively. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or consolidated variable interest entities. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of JD.com, Inc. and its subsidiaries outside of the Chinese mainland is a PRC resident enterprise for PRC tax purposes. See “Item 10.E Additional Information—Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that JD.com, Inc. or any of its subsidiaries outside of the Chinese mainland is a PRC resident enterprise for enterprise income tax purposes, they would be subject to a 25% enterprise income tax on their global income. If these entities derive income other than dividends from their wholly-owned subsidiaries in the Chinese mainland, a 25% enterprise income tax on their global income may increase our tax burden. If JD.com, Inc. or any of its subsidiaries outside of the Chinese mainland is classified as a PRC resident enterprise, dividends paid to it from its wholly-owned subsidiaries in the Chinese mainland may be regarded as tax-exempted income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the PRC Enterprise Income Tax Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC income tax purposes.

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

Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the State Taxation Administration issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. In February 2018, the State Taxation Administration issued a new circular, the Circular 9, to replace Circular 601, which came into effect on April 1, 2018. Circular 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an enterprise does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the enterprise directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances fall under Circular 9, the enterprise will be deemed as a “beneficial owner.” If our Hong Kong subsidiaries are, in the light of Circular 9, considered to be a non-beneficial owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The State Taxation Administration has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 2011, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or STA Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. STA Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under STA Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in STA Circular 7, public market trading and tax treaty exemptions.

In October 2017, the State Taxation Administration released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Public Notice 37, effective from December 2017. STA Public Notice 37 replaced a series of important circulars, including Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, and revised the rules governing the administration of withholding tax on China-source income derived by a nonresident enterprise. STA Public Notice 37 provides for certain key changes to the previous withholding regime. For example, the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends.

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

However, as there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Risks Related to Our ADSs and Class A Ordinary Shares

The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the highest and lowest closing prices of our ADSs on Nasdaq in 2023 were US$66.10 and US$24.38, respectively. Likewise, the highest and lowest closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2023 were HK$251.4 and HK$93.90, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States in early 2020, which may have a material and adverse effect on the trading price of our Class A ordinary shares and/or ADSs.

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

We completed our public offering in Hong Kong in June 2020 and the trading of our Class A ordinary shares on the Hong Kong Stock Exchange commenced on June 18, 2020 under the stock code “9618.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have applied for and been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, our practices as to those matters differ from other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

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

On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over the next 24 months through March 17, 2022. On December 29, 2021, our board of directors approved modifications to the share repurchase program adopted in March 2020, pursuant to which the repurchase authorization has increased from US$2.0 billion to US$3.0 billion and has been extended until March 17, 2024. In March 2024, our board of directors adopted a new share repurchase program that became effective on March 18, 2024, pursuant to which we may repurchase up to US$3.0 billion worth of our shares (including ADSs) over the next 36 months through March 2027. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Our board of directors has complete discretion as to whether to distribute dividends subject to our current memorandum and articles of association, which were adopted by a special resolution passed at the annual general meeting of our company held on June 21, 2023, and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.

Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our Class A ordinary shares and/or ADSs, the prevailing market price for our Class A ordinary shares and/or ADSs could be adversely affected.

Holders of our ADSs may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Pursuant to the third amended and restated memorandum of association and articles of association of our company, or our current memorandum of association and articles of association, adopted on June 21, 2023, the minimum notice period required to convene a general meeting is 14 days, for as long as our Class A shares remain listed on the Hong Kong Stock Exchange. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying ordinary shares represented by their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.

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

We are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands. We primarily conduct our operations in the Chinese mainland and substantially all of our assets are located in the Chinese mainland. In addition, our directors and executive officers, and some of our experts reside within the Chinese mainland, and most of the assets of these persons are located within the Chinese mainland. As cross-border service of process is typically cumbersome and time-consuming, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon us or these persons, or to bring an action against us or against these persons in the United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, enforcement of a judgment rendered by a foreign court is subject to the judgment of PRC courts considering the foregoing factors.

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

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. Subject to provisions of the memorandum and articles of association, the directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

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

Our current memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company beneficially owned through a trust wholly-owned by our chairman, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of March 31, 2024, Mr. Liu beneficially owned 70.5% of the aggregate voting power of our company, including 3.8% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plans, and administers the awards and acts according to our instruction. In addition, our current memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

We are required to file an annual report within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. We will also furnish press releases relating to financial results and material events to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

Although the law in this regard is unclear, we treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of the consolidated variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2023 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2023, and we do not expect to be classified as a PFIC in the current taxable year or the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

In connection with our initial public offering of Class A ordinary shares in Hong Kong, we have established a branch register of members in Hong Kong, which we refer to as our Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those that were issued in our initial public offering of Class A ordinary shares in Hong Kong and those that may be converted from ADSs, are registered on our Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate conversion between ADSs and ordinary shares and trading between Nasdaq and the Hong Kong Stock Exchange, we also moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

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

The significant consolidated variable interest entities and their subsidiaries that conduct our business operations in China include, among others, the following:

•	Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website;

•	Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products;

•	Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services;

•	Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in the business of investment management; and

•	Suqian Juhe, which was established in June 2020 and primarily provides enterprise management services.

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.” Our RMB counter was launched and became effective since June 7, 2023 under the stock code “89618.”

Our Strategic Cooperations

Strategic Cooperation with Tencent

On March 10, 2014, we acquired certain e-commerce businesses and assets from, and entered into a strategic cooperation agreement and formed a strategic partnership with Tencent, a leading internet company serving the largest online community in China. Tencent offers a wide variety of internet services in China, including social communications, online games and digital content and payment. Under the strategic partnership, Tencent offers us prominent access points in its mobile apps Weixin and Mobile QQ and provide us with traffic and other support from other key platforms, which has helped us generate mobile user traffic from Tencent’s large mobile user base and enhance our customers’ mobile shopping experience. The two parties agree to cooperate in a number of areas including mobile-related products, social networking services, membership systems and payment solutions. The strategic cooperation agreement applies within the territory of China. Under the strategic cooperation agreement, we are Tencent’s preferred partner for all physical goods e-commerce businesses, and Tencent agrees not to engage in any retail or managed marketplace business model in physical goods e-commerce businesses in China and a few selected international markets for a period of eight years, other than through its controlled affiliate, Shanghai Icson E-Commerce Development Company Limited.

On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent continued to offer us prominent Level I and Level II access points on its Weixin platform to provide traffic support, and the two companies continued to cooperate in a number of areas including communications, advertising and membership services, among others. Such traffic support, advertising spending and other cooperation amounted to over US$800 million, which was paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain predetermined dates during the subsequent three-year period, of which 8,127,302, 2,938,584 and 1,914,998 of our Class A ordinary shares were issued in May 2019, May 2020 and June 2021, respectively. The issuance of Class A ordinary shares of US$250 million formed part of the total amount of US$800 million that was paid or spent for the traffic support, advertising and other cooperation from Tencent under the strategic cooperation agreement.

On March 25, 2022, Tencent completed a distribution of approximately 460 million Class A ordinary shares of our company owned by Tencent to its shareholders. Following the distribution, Tencent’s shareholding in us was below 5% pursuant to a 13G amendment file by Tencent Holdings Limited and Huang River Investment Limited with the SEC on March 30, 2022 and the shareholders of Tencent who receive our shares in the distribution have become our shareholders. We and Tencent continue to maintain our mutually beneficial business relationship, including our ongoing strategic partnership agreement. On June 29, 2022, we renewed the strategic cooperation agreement with Tencent for another period of three years. Tencent continues to offer us prominent Level I and Level II access points on its Weixin platform to provide traffic support, and we also continue to cooperate in a number of areas including communications, technology services, marketing and advertising, and membership services, among others. The value of such cooperation is to be paid or spent in cash and in the form of our shares combined over the next three years. As a part of the total consideration, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a consideration of up to US$220 million by reference to prevailing market prices at certain predetermined dates during the three-year period, of which 2,164,326 and 3,761,270 of our Class A ordinary shares were issued in July 2022 and May 2023, respectively. The two parties are leveraging this mutually beneficial partnership to provide better and more convenient shopping experience for users.

Strategic Cooperation with Walmart

In June 2016, we entered into a series of agreements with Walmart Inc., or Walmart, in relation to our strategic alliance, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares. As of March 31, 2024, Walmart held Class A ordinary shares representing approximately 9.4% of our total issued and outstanding shares. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites. We have collaborated with Walmart on e-commerce, including launching Sam’s Club Flagship Store and Walmart Flagship Store on www.jd.com website, as well as Sam’s Club Global Flagship Store, Walmart Global Flagship Store, ASDA Flagship Store and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide and a one-hour delivery service from Walmart Stores and Sam’s Clubs in select cities through the JD Daojia app. As part of the strategic alliance, we also entered into an eight-year non-compete arrangement with Walmart, subject to certain conditions and exceptions.

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

In August 2020, JD Logistics acquired a controlling interest in Kuayue-Express a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China, for a total consideration of approximately RMB3 billion through a combination of acquiring existing shares and subscribing for newly issued shares of Kuayue Express.

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

On April 1, 2022, JD Logistics raised approximately HK$3,102 million net proceeds from a group of third-party investors by issuing to them 150,500,000 of its ordinary shares. On May 26, 2022, we subscribed for 261,400,000 ordinary shares of JD Logistics for a total purchase price of approximately US$692 million in cash, upon which we maintained our shareholding in JD Logistics at more than 63% and continued to consolidate JD Logistics’s financial results into our financial statements.

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

In March 2021, JD Property completed the series A preference share financing with co-lead investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. In March 2022 and June 2022, JD Property conducted its series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round was approximately US$800 million. We remain to be the majority shareholder of JD Property after the two rounds of financings. On March 30, 2023, JD Property, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place.

On January 28, 2022, JD Property completed the acquisition of CNLP, upon which JD Property had accumulatively acquired approximately 37.02% of the issued share capital of CNLP. On March 1, 2022, immediately following the resignation of certain members of the board of directors of CNLP, it was deemed that JD Property had gained control of CNLP and hence CNLP became a consolidated subsidiary of JD Property. On July 14, 2022, JD Property completed the acquisition and privatization of CNLP, and CNLP became a wholly-owned subsidiary of JD Property. The listing of CNLP was subsequently withdrawn from the Hong Kong Stock Exchange on July 15, 2022. CNLP is principally engaged in the leasing of storage facilities and the related management services in the PRC.

JD Industrials

In August 2020, January 2021 and March 2023, JD Industrials, our subsidiary which is the leading industrials supply chain technology and service provider in China, completed series A, series A-1 and series B preference share financing (“JD Industrials Series A, A-1 and B Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industrials Series A, A-1 and B Preference Shares was approximately US$545 million. Upon completion of these financings, we hold approximately 78% of the issued and outstanding shares of JD Industrials. On March 30, 2023, JD Industrials, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place.

Dada

Dada is a Nasdaq-listed company and a leading local on-demand retail and delivery platform in China. It operates JD Daojia (JDDJ), one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories.

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

On March 22, 2021, we entered into a share subscription agreement through a subsidiary with Dada, and further entered into an amendment to share subscription agreement on February 25, 2022, At closing that occurred on February 28, 2022, Dada issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada, pursuant to which we provide certain strategic resources to Dada. Immediately following the closing, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. As of December 31, 2023, we owned approximately 53% issued and outstanding shares of Dada.

Our Major Investments

JD Technology

Since 2017, JD Technology has made remarkable progress in the field of digital technology and is now a leading technology service provider in China, enabling corporates and organizations across industries to achieve digitalization and intelligentization and fueling their growth through accessible financial solutions. In June 2020, we entered into agreements with JD Technology, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting our profit sharing right pursuant to the framework agreement between us and JD Technology and investing additional RMB1.78 billion in cash in JD Technology. The framework agreement, including the profit-sharing arrangement between JD Technology and us, was terminated, and JD Technology has become our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth the rights of JD as a shareholder. Pursuant to these agreements, we continue to enjoy substantially all the rights that we had under the framework agreement; provided that certain rights such as the right to liquidity event payment had been terminated upon our conversion of the profit sharing right into equity interest in JD Technology. Pursuant to these agreements, certain of our rights under these agreements should be terminated immediately the day before JD Technology submits its application for an initial public offering. These rights, however, will be restored in the event the initial public offering application is rejected by the authorities or withdrawn by JD Technology.

In addition, on June 20, 2020, the shareholders of JD Technology passed a unanimous resolution to restructure JD Technology as a company limited by shares and adopt the dual class voting structure. The shares held by Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan Equity Investment Center (Limited Partnership), or Suqian Linghang Fangyuan, an entity controlled by Mr. Liu, were entitled to ten votes per share, while Mr. Liu and Suqian Linghang Fangyuan must abstain from voting on any related party transaction with JD Technology. As a result of this dual class voting structure, as of December 31, 2023, we held approximately 22.1% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 52.4% of the total voting power of JD Technology.

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

Yonghui

In August 2015, we entered into definitive agreements with Yonghui, pursuant to which we subscribed for newly issued ordinary shares of Yonghui with a consideration of RMB4.23 billion. In May 2018, we made an additional investment of RMB1.2 billion to acquire additional ordinary shares from the existing shareholders of Yonghui. In 2020, we made further investment of RMB1.0 billion to acquire additional ordinary shares from the existing shareholders of Yonghui. As of December 31, 2023, we held approximately 13% of Yonghui’s issued and outstanding ordinary shares. In addition, we have formed a strategic partnership with Yonghui to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in online-to-offline initiatives and other areas of potential strategic cooperation.

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

ATRenew (formerly known as AiHuiShou)

In June 2019, we completed an investment of approximately RMB3.38 billion in ATRenew, a leading pre-owned consumer electronics transactions and services platform in China. In connection with this investment, we merged our Paipai Secondhand business with and into ATRenew with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of ATRenew. In September and December 2020, we completed additional investments of RMB401 million in cash in ATRenew. In addition, we made an additional investment of RMB129 million in ATRenew in April 2021 and RMB321 million to acquire its ADSs in connection with its initial public offering in June 2021. The ADSs of ATRenew commenced trading on the New York Stock Exchange in June 2021. As of December 31, 2023, we owned approximately 34% issued and outstanding shares of ATRenew.

Xingsheng

In December 2020, we invested approximately US$700 million to purchase newly issued preferred shares of Xingsheng. Xingsheng is a leading community group buying e-commerce platform that serves community families with fresh foods and daily necessities.

B.	Business Overview

Overview

We are a leading supply chain-based technology and service provider. We generated total net revenues of RMB951.6 billion, RMB1,046.2 billion and RMB1,084.7 billion (US$152.8 billion) in 2021, 2022 and 2023, respectively. We incurred net loss of RMB4.5 billion in 2021, and generated net income of RMB9.7 billion and RMB23.3 billion (US$3.3 billion) in 2022 and 2023, respectively.

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

We operate online retail and marketplace e-commerce businesses. In our online retail business, we purchase products from suppliers and sell them directly to our customers. We offer a wide range of product categories through our online retail business, including electronics products, home appliances and a large variety of other general merchandise categories. We have established strong relationships with our suppliers as our online retail business grows rapidly over time. As of December 31, 2023, we sourced products from over 50,000 suppliers on our platform.

Timely and reliable fulfillment is critical to our success. Leveraging this nationwide fulfillment capability, we deliver a majority of the orders to customers by ourselves. Since 2020, we have further improved our efficiency in more cities, especially the less developed areas, as we continued to expand our same day and next day delivery service in these areas. Our fulfillment services have been proven to be highly reliable in response to customer needs, and we offer our customers and consumers a full spectrum of integrated supply chain solutions and high-quality logistics services covering various industries, helping them reduce costs and enhance efficiency.

We launched our online marketplace in October 2010, and have since then been continually adding third-party merchants and introducing new products and services, including premium international brands, to our customers. Merchants on our online marketplace are held to high standards for transacting with our customers. We aim to offer our customers a consistently high-quality online shopping experience regardless of whether they purchase from us or third-party merchants. To this end, we require all third-party merchants to meet our strict standards for product authenticity and service reliability, and closely monitor their performance and activities on our online marketplace.

We provide a variety of digital marketing services to marketers on our e-commerce platform, including suppliers to our online retail business, third-party merchants on our online marketplace and other partners. Powered by AI technology, our digital marketing platform provides our marketing customers with comprehensive digital branding and performance-based marketing solutions and various effective measurement tools, which help them reach targeted audiences, attract and retain customers and improve their returns. Our digital marketing platform also features marketing tools for online marketing message creation, targeting, bidding, deployment and budget allocation, which enables marketers to manage their digital marketing strategy and spending in a convenient and efficient manner.

We are exploring a variety of initiatives to meet our customers’ ever-growing demand. We believe we are well-positioned to empower traditional offline retailers by capitalizing on our strong online presence, industry know-how and technology and systems. We collaborate with Walmart on e-commerce by supporting Walmart and Sam’s Club Flagship Stores on our platform and providing fulfillment solutions to them. Our majority-owned subsidiary Dada, a leading local on-demand retail and delivery platform in China, cooperates with JD Logistics to provide our customers with on-demand and last-mile delivery services of a wide selection of grocery and other fresh products through JD Daojia. We are also exploring in the offline retail market through 7FRESH, our offline fresh food market.

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

Overview of Our Supply Chain-based Technologies and Services

We provide supply chain-based technology and services to other businesses. We take a holistic view on the supply chain covering from upstream manufacturing and procurement, logistics, distribution and retail to end customers.

We have established strong relationships with numerous suppliers, brands and partners. We leverage these relationships and our retail technology capability to provide them with a variety of service solutions. Over the past decade, we have also built a highly scalable and reliable logistics infrastructure and technology platform for our retail business. We are opening up logistics infrastructure and technology platform to third parties with comprehensive logistic services and technology solutions.

Technology is crucial to our achievements today and continued success in the future. It enables better customer experience, more customer cost savings and higher efficiency, while it also serves as a foundation to export our capabilities to enhance productivity and innovation across a multitude of industries in China.

Logistics Services

We made a strategic decision in 2007 to invest in and build our own nationwide fulfillment infrastructure. As of December 31, 2023, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,600 warehouses with an aggregate gross floor area of over 32 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In addition, we had a team of 425,469 warehouse and delivery personnel as of December 31, 2023. Our value proposition is to empower our customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. We help our customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. Our solutions are powered by our proprietary technology, industry know-how and insights of product merchandizing.

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

We operate a technology service platform Kepler which provides comprehensive services for our partners to conduct online retail leveraging traffic on third-party channels. For example, we help brands set up mini programs on Tencent’s Weixin and provide one-stop services including mini-program creation, product selection and pricing, digital marketing, inventory management, fulfillment and customer services. Such services are especially valuable for brands with less sophisticated online retail experience who wish to boost sales through mobile internet channels. In addition, through predictive analytics utilizing AI and big data, we also offer services to traditional brick-and-mortar retailers to optimize the operation of their offline stores by recommending product selection based on local consumers’ preferences while managing stocks at optimum inventory level.

We have developed robust supply-chain based technology in three key areas, namely AI, big data analytics and cloud computing. We have world-class scientists and a large team of AI engineers. Our technology achievements have been well recognized globally. For example, we built a smart supply-chain platform that includes application-level products supporting many use cases that are applicable to our business as well as our ecosystem.

Core Philosophy

Putting customers first is always our core philosophy, as illustrated by the following:

•	Our team is the foundation of our company. We have built a strong and dedicated team and made significant efforts in hiring, training and retaining the best talent.

•

Technology is a key contributor to maintaining our competitive advantage. Upgrading core technologies can effectively reduce cost, improve operating efficiency, and deliver best-in-class customer experience. In order to achieve sustainable future growth, we have been heavily investing in technology innovation and will continue to do so. Our technology strategy focuses on three key areas, namely: AI, big data and cloud. By adopting a middle platform model, which means to establish an application architecture that organizes reusable business services to meet the needs of volatile user scenarios, and compartmentalizing the IT components and standard application programming interfaces in our IT architecture, we have greatly enhanced R&D efficiency and accelerated business innovation. More importantly, this has enabled us to offer more value-added technology services to our clients across a wide spectrum of industries.

•	To create value for our customers, partners and society, we make continual efforts to reduce cost, improve efficiency, and deliver better customer experiences:

•	Our technology and data-driven management employ an array of key performance indicators to minimize costs and maximize efficiency in our operations;

•	We continue to encourage innovation with our partners in order to offer customers a holistic shopping experience through both online and offline channels, thereby increasing customer loyalty; and

•

We have opened up our infrastructure, including logistics, systems and technologies, to our business partners to develop more innovative solutions that could reduce cost and enhance efficiency for society as a whole.

As a result, we are able to offer a broad selection of products, services and solutions at competitive prices as well as excellent experiences. We strive to deliver a sustainable best-in-class customer experience that leads to more loyalty and commitment.

Our Business

Since founding our company, we have focused on developing our online retail business as well as building our own fulfillment infrastructure, including last mile delivery capability, all based on our proprietary technology platform to support our operations. As our online retail business grew substantially in size, we launched our online marketplace to complement it and expand our product offerings, leverage our established fulfillment infrastructure and technology platform and ensure a superior customer experience. More recently, we have also begun to offer comprehensive supply chain-based services that complement our core business and create significant value for a wide range of business partners.

JD Retail

Online Retail

In our online retail business, we acquire products from suppliers and sell them directly to customers. We believe we have the largest online product review database of any online retail company in China with approximately 12 billion product reviews generated by our customers as of December 31, 2023. As of December 31, 2023, we sourced products from over 50,000 suppliers. We believe that large scale and market leading position are critical to success in the online retail market in China and can provide important competitive advantages to us.

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

Omni-channel Initiatives

We are exploring a variety of omni-channel integration opportunities and innovative business models. The term “omni-channel” refers to a marketing approach that seeks to provide a consistent customer experience across multiple channels including websites, apps and physical offline stores.

We believe we are well-positioned to provide omni-channel solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging our strategic partnership with Dada, a leading local on-demand delivery and retail platform in China. Dada has partnered with a large number of well-known chain retailers and many first-tier international and domestic FMCG (fast-moving consumer goods) brands by leveraging Dada’s crowd-sourcing delivery network. Dada has been cooperating with JD Logistics to provide fast on-demand delivery services for merchants and consumers. In 2021, we and Dada formed a strategic partnership with ASUS, a global technology leader, launching more than 150 ASUS stores on JD Daojia (JDDJ) and “Shop Now”, our on-demand consumer retail section. Leveraging this partnership, we will further accelerate the digital transformation of physical stores to improve the offline shopping experience for computer and digital products, including the extension of “one-hour delivery” service to all ASUS offline stores in China.

On February 28, 2022, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. Our investment in Dada facilitates both sides to promote the expansion of on-demand delivery and retail, as well as omni-channel collaboration. This helped to further diversify our retail services, enable business partners to improve their operating efficiency, and deliver better services for our consumers.

In June 2016, we entered into a series of agreements in connection with our strategic alliance with Walmart. We have collaborated with Walmart on e-commerce, including launching a Sam’s Club Flagship Store and Walmart China Flagship Store on our www.jd.com website, Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide, and a one-hour delivery service from Walmart Stores and Sam’s Clubs in selected cities through the JD Daojia app. We have also experimented with other omni-channel opportunities, aimed at offering shoppers across China faster and more convenient access to high-quality products through multiple channels.

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

7FRESH, our offline fresh food market brand, is part of our omni-channel strategy. In December 2017, we opened our first 7FRESH store in Yizhuang Economic and Technological Development Zone in Beijing. We integrated our advanced supply chain management know-how and cutting-edge storage technologies to 7FRESH stores. The application of our advanced supply chain management solution and technology on 7FRESH is part of our ongoing experiments to deploy our retail and supply chain service capabilities, which is expected to empower our potential offline partners to further expand our 7FRESH presence to pursue an enhanced shopping experience for our consumers.

In September 2021, we opened our first “JD MALL” offline store in Xi’an, Shaanxi Province, offering consumers an immersive omni-channel shopping experience. In addition to traditional electronic categories offered by JD Super Experience Store, JD MALL provides over 200,000 items from more than 200 brands, in categories including home, furniture, kids, smart healthcare products and auto accessories. Through its partnership with leading furniture makers, JD MALL meets the demand among younger consumers for bespoke one-stop-shop home design services that incorporate furniture and home appliances categories.

Marketing Services

Leveraging our AI capabilities and our comprehensive dataset accumulated from a wide range of business scenarios along the entire value chain, we provide a variety of marketing services to suppliers, third-party merchants and other business partners through our proprietary advertisement technology platform. In 2019, through our greatly expanded development and investment in advanced advertising and marketing technology, we launched the JD Marketing 360 Platform. This platform employs sophisticated AI and big data technologies to utilize our user behavior insights to provide brand marketers and third-party merchants with a one-stop brand building and sales growth solution. It integrates omni-channel marketing, rich marketing effectiveness measurements, and comprehensive consumer asset growth management to help our marketers to effectively acquire new users and increase shopping frequency from existing users. We provide native search ads and display ads on our main apps, and we also place display ads, search ads and affiliate ads on China’s mainstream high traffic apps and video apps. In 2019, we also invested in automated marketing technologies, launching comprehensive products automating all aspects of marketing, including automatic bidding, targeting, creative generation of ads, and budget allocation to satisfy a broad range of marketing scenarios. These products not only reduce our marketers’ labor in marketing campaigns, but also improve their return on investment.

JD Logistics

JD Logistics is the leading technology-driven supply chain solutions and logistics services provider in China. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers, covering regular and specialized items. JD Logistics’s value proposition is to empower customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. JD Logistics helps customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. The solutions are powered by proprietary technology, industry know-how and insights of product merchandizing. As of December 31, 2023, JD Logistics operated over 1,600 warehouses, which covered an aggregate gross floor area of over 32 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

JD Logistics harnesses the power of technology to enhance the operational efficiency of warehouse network. A notable example is the Asia No. 1 smart industrial parks, which also demonstrate their industry-leading technological innovations and high technology standards. As of December 31, 2023, JD Logistics operated 41 Asia No. 1 smart industrial parks in 30 cities across China. In addition, JD Logistics further expanded the coverage of smart warehouse network, opening or upgrading Asia No. 1 smart industrial parks in cities such as Qingdao, Kunshan, and Lanzhou in 2023.

JD Property

JD Property is a leading and the fastest-growing platform for developing and managing logistics parks, business parks and other similar types of modern infrastructure, in China and other parts of Asia. JD Property aims to develop its logistics asset portfolios while maintaining strong capital discipline. With the expansion of our asset portfolios, we have adopted a capital recycling strategy. Collaborating with strategic capital partners, we set up funds and investment vehicles and recycle capital by disposing the projects that are on our balance sheet to such funds and investment vehicles. Meanwhile, we also externally source high-quality assets from third parties for the funds and investment vehicles. We believe this strategy will help further expand our asset portfolios, minimize our related future capital expenditures and enhance our returns. As of December 31, 2023, JD Property manages properties with a total gross floor area of approximately 26 million square meters.

On March 1, 2022, JD Property was deemed to have gained control of CNLP and hence CNLP became a consolidated subsidiary of JD Property. On July 14, 2022, JD Property completed the acquisition and privatization of CNLP. As a result, CNLP has become a wholly-owned subsidiary of JD Property. See “Item 4.A. Information on the Company—History and Development of the Company—Developments of Our Subsidiaries—JD Property” for details.

Technology Initiatives

In November 2020, we launched JD Retail Cloud, a technological ecosystem for the retail industry. JD Retail Cloud offers integrated data, technology, business, and user management industry solutions to support the digitization of enterprises and institutions. One solution provided by JD Retail Cloud is Shangling SaaS Mall, a comprehensive SaaS-based operational solution for manufacturers and offline retailers. Shangling SaaS Mall aims to help manufacturers and retailers to improve efficiency in omni-channel operation and marketing, as well as digitalization of offline store operation.

JD-Y, our supply chain R&D unit that focuses on supply chain innovation, has launched an end-to-end replenishment model (E2E model) that provides an automatic and scalable inventory management solution and shortens the decision process in inventory management. Specifically, the model applies deep learning technology to enable our company to achieve automatic merchandise replenishment based on historical sales performance without the need for sales forecasts. We aim to build up and open our capabilities with industry partners. JD-Y also launched Intelligent Supply Chain initiative, which aims to increase automation of supply chain, improve logistics efficiency among industries, and promote environmentally friendly programs. At the same time, JD-Y also opened up its capabilities to the public and worked together with merchants in Consumer-To-Manufacturing (C2M) customization.

On the JD Logistics side, we have been strengthening our technological innovation and applications in various aspects of supply chain solutions and logistics services, including automation, digitalization and intelligentization. We apply technology to each key part of the supply chain, combining pre-planning, implementation, intelligent decision-making and post-operation management to deliver customer experience and overall efficiency. Equipped with these proprietary technologies, we have built a comprehensive smart logistics system capable of service automation, operation digitalization and intelligent decision-making. In January 2021, JD Logistics was selected by INFORMS as one of the seven finalists for the 50th annual Franz Edelman Award for Achievement in Advanced Analytics, Operations Research and Management Science, the world’s most prestigious award for achievements in the practice of analytics and operations research. Along with seven other world-leading enterprises including Amazon, JD.com, Inc. was recognized for its advanced research and self-developed “unmanned” warehouse scheduling system. JD.com, Inc. is among the few Chinese companies that have been selected as finalists in the history of the award.

In December 2019, we formed our JD Cloud & AI platform. We have a large team consisting of research and development professionals primarily covering areas of AI, big data analytics and cloud computing. We strive to deliver best-in-class services to our customers and become the most trusted technology service provider in the industry. On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of JD Cloud & AI. Pursuant to the definitive agreements, we transferred JD Cloud & AI and certain assets together valued at approximately RMB15.7 billion to JD Technology, in exchange for newly issued ordinary shares of JD Technology. After completion of this transaction, we still hold a suite of cutting-edge technology and will continue to focus on our core competences and synergistic businesses to better serve customers.

JD Health

JD Health is one of the largest online healthcare platforms in China. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health continued to earn trust and recognition among users with a solid growth in the number of average daily consultations, which exceeded 450,000 in 2023. As a leading online healthcare platform, JD Health’s mission is to become the go-to health management platform for everyone in China. Its strategic position is to create a technology-driven platform that centers on the supply chain of pharmaceutical and healthcare products and is strengthened by healthcare services, encompassing a user’s full life span for all healthcare needs. It is committed to offering users easily accessible, convenient, high-quality yet affordable pharmaceutical and healthcare products. To achieve this goal, JD Health has built a one-stop online health management platform to create greater value for all participants in the healthcare value chain, and will continue to expand its core businesses, retail pharmacy business and online healthcare services, through utilizing AI, big data, cloud computing and other advanced technology.

JD Industrials

JD Industrials is the leading industrial supply chain technology and service provider in China. Through transformational end-to-end industrial supply chain digitalization, it helps its customers increase supply chain reliability, reduces costs, and enhances efficiency.

Customer Experience

Our operating principle is “trust-based, customer-centric value creation,” and we are committed to optimizing the customer experience and achieving customer satisfaction. This commitment drives every aspect of our operations, which are focused on six core components: extensive product offerings, compelling online experience, superior customer service, competitive pricing, timely and accurate fulfillment, and convenient payment options.

Products

We continually seek to add more products that appeal to our customers. We offer a wide range of product categories including:

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

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our mobile apps and website www.jd.com. Our website not only offers a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, customized product recommendations, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. We currently offer mobile access through our mobile website m.jd.com and our various iOS and Android mobile apps. As part of our strategic partnership with Tencent, we launched level 1 access on Tencent’s Weixin and direct access on Tencent’s Mobile QQ, whereby Tencent users can easily access our product offerings and have an enjoyable mobile shopping experience. Over 90% of orders fulfilled were placed through our mobile apps in 2023.

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

Interactive user community to enhance customer engagement and loyalty. Our mobile apps and websites contain a large volume of helpful user-generated and professionally-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings. We believe that we have the largest online product review database of any online retail company in China, with approximately 12 billion product reviews generated by our customers as of December 31, 2023, which benefits our customers, suppliers and third-party merchants.

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

In 2023, we further strengthened our brand image of offering hassle-free services to our customers. Combining unique service capabilities from our retail business and our third-party merchants, we provide our customers with customized services for different product categories. Our services cover the entire purchasing process and include over 60 types of services such as instant refunds, repair by exchange program, home-delivery of replacements, and extended price protection services for selected retail products, among other offerings. The service offering aims to facilitate consumers’ purchase decisions by providing trustworthy and guaranteed services. In 2023, we continued to invest in smart services and leveraged our advanced AI and deep learning technologies to more efficiently resolve the high volume of customer inquiries without sacrificing the customer experience. We also leveraged our cutting-edge technologies and smart systems to analyze a large volume of customer feedback and alerted third-party merchants in advance regarding potential customer service issues, helping third-party merchants to improve their service quality for our customers.

24-7 customer service centers. We operate 24-7 customer service centers in Suqian, Wuhan, Chengdu and Datong, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints via various channels such as phone calls, online written instant messengers, JD official accounts on Weixin and Weibo, and through email. As of December 31, 2023, we had over 16,000 customer service representatives at the Suqian, Wuhan, Chengdu and Datong centers.

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

Flexible delivery arrangements. We believe that timely and convenient delivery is an essential part of customer satisfaction, and we arrange our delivery schedule to suit our customers’ needs. Customers can choose their preferred delivery window during the day, including evening delivery in selected areas, when they place orders. Customers who need to reschedule a delivery can log into their account on our websites or mobile apps to look up the contact information for the delivery person and contact the delivery person directly themselves, provided that the delivery will be made by our employees.

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

Merchandise Sourcing

In our online retail business, we sourced products from over 50,000 suppliers as of December 31, 2023. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2023.

We continue to increase our direct purchases from manufacturers and, where appropriate, to become an authorized reseller. Our ability to establish direct relationships with manufacturers enables us to provide high-quality products and obtain better procurement terms and access to hard-to-get products. Direct cooperation with manufacturers enables us to increase supply chain efficiency by minimizing supply chain costs and to give customers peace of mind about product quality. In addition, we have created an interface where our third-party merchants access reports regarding inventory status, purchase history and customer reviews of their products. Suppliers and third-party merchants can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them.

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

Nationwide Fulfillment Infrastructure.

As of December 31, 2023, our warehouse network covered almost all counties and districts across China, consisting of over 1,600 warehouses operated by us and over 2,000 cloud warehouses operated by third-party warehouse owner-operators under our Open Warehouse Platform. As of December 31, 2023, our warehouse network had an aggregate gross floor area of over 32 million square meters, including the gross floor area of the cloud warehouses under our Open Warehouse Platform. We deliver a majority of the orders directly to customers ourselves. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers during peak seasons to supplement our delivery force. Third-party merchants also use third-party couriers if they do not use our delivery services.

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

Open Platform of Our Logistics Services

We also open up our logistics infrastructure to our third-party merchants and partners beyond our e-commerce business. We have developed comprehensive logistics services and continuously strengthen our logistics service capability by adding new services such as on-demand delivery, cold-chain services and individual parcel delivery solutions. We provide services relating to almost all aspects of logistics operation, including warehousing management, storage, long-haul transportation, express and on-demand delivery and cold-chain and cross-border services, among others. We offer integrated supply chain management solutions to customers in various vertical markets. We also provide technology solutions for logistics operations to enable customers to transparently and effectively monitor, manage and optimize their logistic workflows.

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

Our AI-powered services also empower our partners to improve their operational efficiency and productivity. Our marketing platform employs sophisticated AI and big data technologies to produce user behavior insights and provide brand marketers and third-party merchants with one-stop brand building and sales growth solutions. This not only reduces our marketers’ labor in marketing campaigns, but also improve their return on investment. During promotion seasons, our AI-based agent helps third-party merchants efficiently respond to large volume of customer requests, cutting wait times and improving customer experience.

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

At the infrastructural level, during the two major online shopping events in 2023, JD Cloud platform had a solid operational performance by recording 99.99% of service level agreements (SLAs) and having zero outages.

Technology Transcending Boundaries of Smart Logistics

In 2019, we enhanced our capabilities and operations with unmanned delivery vehicles, including our in-house level 4 (L4) autonomous delivery robots. Level 4 refers to “high driving automation,” which means that no human intervention is needed as long as the system is operating within a certain geo-fenced area. Besides self-driving robots, we also deployed unmanned drones for parcel delivery in certain areas. Furthermore, we also leverage AI technologies to detect and triage mishandling of packages within our fulfillment infrastructure, reducing goods damaged while improving customer satisfaction.

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

In addition, we have formed strategic partnerships with a number of major internet companies in China, aiming at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB38.7 billion, RMB37.8 billion and RMB40.1 billion (US$5.7 billion) of marketing expenses in 2021, 2022 and 2023, respectively.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2023, we owned over 5,000 computer software copyrights in China relating to various aspects of our operations and maintained over 30,000 trademark registrations inside China and over 5,800 trademark registrations outside China. We had approximately 38,000 trademark applications inside China and over 7,000 outside China. As of December 31, 2023, we had approximately 7,800 patents granted in China, over 600 patents granted outside China, approximately 11,000 patent applications pending in China and approximately 1,000 patent applications pending outside China. As of December 31, 2023, we had registered over 9,000 domain names. Our registered domain names include jd.com, jdl.cn and jdhealth.com, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 173 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Environmental, Social and Governance (ESG)

ESG is critical to our long-term development. We incorporate ESG values into our business strategies and continue to drive ESG progress with focuses on the following six areas.

Environmental Sustainability

We aim to build a green and low-carbon supply chain by actively promoting carbon-reduction measures in the fields of warehousing, packaging, transportation and consumption and driving development of a circular economy, with joint efforts with upstream and downstream partners. As of the end of 2023, we have installed photovoltaic power generation systems nationwide at our intelligent industrial parks, which have supplied green electricity of 31,700 MWh accumulatively, reducing carbon emission of 31,600 tons by replacing thermal power generation. JD Logistics achieved annual carbon reduction of over 69,000 tons in 2023 through green packaging promotion across the entire supply chain.

Building Customer Trust

We adhere to “customer first,” providing customers high-quality products and shopping experience of the utmost in selection, speed, quality and value to build customer trust. Supplier management is important to us to serve and build trust with customers. Under our responsible procurement, we have incorporated requirements for our suppliers in the areas of business ethics, social responsibilities, occupational health and safety, environmental protection, among others, and have established the JD.com Supplier Code of Conduct.

People Oriented

Our people are the driving force of our sustainable development. We are always committed to providing comprehensive employee care and welfare, offering multi-dimensional employee training and talent development programs, creating high-quality job opportunities, and promoting diversity, equality and inclusion in the workplace. JD.com was listed on Forbes 2023 World’s Best Employers, making the list six years in a row.

Business Ethics

Guided by our commitment to “Achieving Success the Right Way,” we have implemented multiple measures to build a trustworthy business ecosystem, such as the establishment of governance systems, comprehensive training and promotion, and accountability and rewards, in the areas of anti-corruption and compliance, information security and privacy protection, among others.

•

Anti-corruption and compliance: Integrity and compliance of our business partners is an integral part to our value proposition of building a “Responsible Supply Chain.” We carry out anti-corruption and compliance training for our business partners every year.

•

Information security and privacy protection: We place great importance to information security and privacy protection, and have built a comprehensive system, including policies, management, technology, supervision and training, to enhance our efforts in this field. To build a corporate culture of integrity, we provided about 445,000 hours in total of information security and privacy protection training sessions and examinations to our employees in 2023.

Technology Empowerment and Technology for Good

We open and share our digital intelligent supply chain service capabilities, and work with upstream and downstream partners to build an ecosystem of innovation across the entire supply chain. In April 2023, JD Logistics launched the Supply Chain Emission Management Platform, a validated carbon footprint management platform incorporating over 140 types of carbon emission factors in road transportation in China. The platform calculates carbon emissions with higher granularity based on the actual routes of transportation vehicles. It aims to drive more enterprises to reduce carbon emissions with enhanced efficiency and lower cost, ultimately steering towards achieving the net-zero emission target.

Giving Back to the Community

Leveraging our advantages and experience in building a “Responsible Supply Chain”, we make active contribution in rural revitalization, disaster relief, and philanthropy. Since the launch of JD rural revitalization plan “Journey to Wealth” in October 2020, we have worked with farmers to launch a series of high-quality landmark agricultural products, leveraging our supply chain and scale benefits to help farmers reduce operating costs and enhance competitiveness.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Amended Company Law

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended Company Law of the PRC, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. The major revisions made by the amended PRC Company Law included improving the system for the establishment and liquidation of companies, optimizing organizational structures of companies, improving the capital system of companies, strengthening the responsibilities of the controlling shareholder and management staff, and enhancing the social responsibilities of companies, etc. With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of the PRC limited liability company, unless otherwise provided by laws and regulations. On February 6, 2024, the SAMR issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments, which further specified the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, and the Special Management Measures for the Access of Foreign Investment, or the Negative List, which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC, and together with the Foreign Investment Law and their respective implementation rules and ancillary regulations. The Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

The Ministry of Commerce and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2022 Version) on October 26, 2022, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) on December 27, 2021, to replace the previous encouraging catalogue and negative list thereunder. Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has become effective on January 1, 2020 and replaced the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3.D. Key Information—Risk Factors—Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.”

The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

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

On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

According to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce on December 19, 2020 and became effective on January 18, 2021, the NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the national credit information system, which would then subject such investors to joint punishment as provided by the rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

Foreign Investment in Value-Added Telecommunications Businesses

The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in the industry. However, pursuant to the latest amendment to the Regulations for Administration of Foreign-invested Telecommunications Enterprises issued by the State Council in March 2022, which became effective on May 1, 2022, several provisions, including the requirement that such major foreign investors described above to have a good and profitable record and operating experience in the industry had been removed. In addition, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses. Due to these regulations, we operate our www.jd.com website through Jingdong 360, one of the consolidated variable interest entities.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a PRC domestic company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT License, is prohibited from leasing, transferring or selling the VAT License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its VAT License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If a VAT License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its VAT License. Jingdong 360, the operator of our www.jd.com website, owns the domain names and registered trademarks and has the necessary personnel to operate the website.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a VAT License from the MIIT or its provincial level counterparts. Pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011, a commercial ICP service operator must obtain an ICP License from the government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical devices, and if required by law or regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Licenses promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet, a VAT License issued by Beijing Telecommunication Administration for the provision of online data processing and transaction processing services and also a VAT License issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, cellular mobile communications services provided in the means of resale, content delivery network services and storage-and-forward services.

Internet Publication License/Network Publication Service License

As a result of institutional reform in March 2018, the National Press and Publication Administration was established and assigned to undertake the administration of publication activities in China from the State Administration of Press and Publication, Radio, Film and Television, which was integrated from the State Administration of Radio, Film and Television, and the General Administration of Press and Publication in March 2013. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. In February 2016, the State Administration of Press and Publication, Radio, Film and Television and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthened and expanded the supervision and management on the network publication service. Pursuant to the Administrative Measures on Network Publication, entities engaging in the network publication service are required to obtain a network publication service license from a competent administrative authority; the network publishing services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining a Network Publication Service License. Jingdong 360 holds a Network Publication Service License, which is in the process of being renewed.

Internet Drug Information Service Qualification Certificate

In July 2004, the State Food and Drug Administration, the predecessor of the National Medical Products Administration, promulgated the Administrative Measures on Internet Drug Information Service (amended in November 2017). In addition, the Standing Committee of the National People’s Congress further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. These laws and measures, together with certain implementing rules and notices promulgated by the State Food and Drug Administration or the National Medical Products Administration, set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. Jingdong 360 has completed the filing for drugs and medical devices internet information services.

Courier Service Operation Permit

Pursuant to the PRC Postal Law, the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018 and was further amended in March 2019, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. As of December 31, 2023, Jingbangda had obtained one cross-provincial Courier Service Operation Permit, and its 37 subsidiaries had obtained Courier Service Operation Permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit

Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, unless otherwise provided in the foregoing laws, anyone engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2023, Xi’an Jingdong Xuncheng and its 10 branches and two subsidiaries, Jingbangda and its 29 subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Unmanned Aerial Vehicle Business License

According to the Interim Regulations on the Flight Management of Unmanned Aircraft released by the Central Military Commission and the State Council of China in May 2023, the use of civilian unmanned aircraft classified as micro or smaller for flight activities requires the acquisition of a Remotely Piloted Aircraft Systems Air Operator Certificate. Xi’an Jingdong Tianhong Technology Co., Ltd, a subsidiary of Jingdong Logistics Supply Chain Co., Ltd., has obtained the Remotely Piloted Aircraft Systems Air Operator Certificate.

Publication Operation Permit

In May 2016, the Ministry of Commerce and the State Administration of Press and Publication, Radio, Film and Television jointly promulgated the Administrative Measures for the Publication Market (2016 Version), which replaced the Administrative Measures for the Publication Market (2011 Version). According to the Administrative Measures for the Publication Market (2016 Version), where an entity or individual is engaged in the distribution of publications via the internet or other information networks, the entity or individual is required to obtain a Publication Operation Permit. Entities and individuals engaged in the wholesale or retail of publications are required to carry out their activities within the scope of a Publication Operation Permit. Where an entity or individual has obtained the Publication Operation Permit and is engaged in the distribution of publications via the internet or other information networks within the approved business scope, the entity or individual is required to complete record filing with the publication administrative department within 15 days after launching the online distribution business. We engage in wholesale and retail of books and audio and video products and other publications mainly through entities including Jiangsu Yuanzhou, Beijing Jingdong Century Information Technology Co., Ltd., Guangzhou Jingdong Trading Limited and Shanghai Yuanmai Trading Co., Ltd., among others. Each of these entities has obtained a Publication Operation Permit.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures for Food Operation Licensing and Record-filing, issued by SAMR in June 2023 and became effective in December 2023, which replaced the Administrative Measures on Food Operation Licensing issued by the State Food and Drug Administration in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local market administration before conducting food sales and catering service activities, while only filing with local market administration is needed for enterprises selling prepackaged food. We sell food, liquor and nutritional supplements through our mobile apps and websites. Our major PRC subsidiaries or their branches engaging in food operation business have obtained Food Operation Permits.

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

Permit for Production and Operation of Radio and TV Programs

Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004 and amended in August 2015 and October 2020, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360 has obtained a Permit for Production and Operation of Radio and TV Programs, which remains valid until July 2025.

Regulations Relating to E-Commerce

China’s e-commerce industry is at a relatively early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply to sell products or provide services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department as required and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information for no less than 3 years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notifies the platform operator that his intellectual property rights have been infringed. An e-commerce platform operator shall take joint liabilities with the third-party merchants on its platform and may be subject to warnings and fines up to RMB2 million where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or such third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that the third-party merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the third-party merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2 million.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which aims to regulate business activities involving the sale of commodities or provision of services through the internet and other information networks, to replace earlier measures from 2014. Pursuant to these measures, online trading operators are classified into four types: the online trading platform operators, operators on platform, operators of self-built websites, and operators that carry out online trading activities through other online services. These measures reinforce the operation requirements as provided under the E-Commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information. These measures also provide that the online trading operators (i) shall not use false transactions, fabricated user review etc. to conduct false or misleading business promotion, so as to defraud or mislead consumers and (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation. Furthermore, the measures impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce.

In March 2016, the State Taxation Administration, the Ministry of Finance and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

We are subject to these measures as a result of our online retail marketplace business.

Regulations Relating to Internet Content

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical devices, among other things, are to be examined, approved and regulated by the authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the authorities. Furthermore, in 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the Provisions on the Management of Network Information Content Ecology, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

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

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the law, telecommunication service operators or internet service providers shall (i) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (ii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep records and report to the competent departments once the terrorism information is discovered; and (iii) examine customer identities before providing services. Any violation of the law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On December 28, 2021, the CAC and other twelve PRC governmental authorities jointly issued the Cybersecurity Review Measures, with effect from February 15, 2022, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure” or the data processing activities by a network platform operator. According to the Cybersecurity Review Measures, “network products and services” primarily refer to core network equipment, important communication product, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure, cyber security or data security.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On November 14, 2021, the CAC released the discussion draft of the Administrative Measures for Internet Data Security, which provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the draft measures, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The draft measures remains unclear on whether the requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. There is no timetable as to when the draft measures will be enacted.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the administration departments for each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. These measures provide for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the CAC.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, which was promulgated by the Standing Committee of the National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, take measures such as elimination, keep records, and report to the government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the crimes.

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the collected personal information.

The telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to information cybersecurity administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) dissemination of illegal information in large scale; (ii) severe effect due to the leakage of the client’s information; (iii) serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

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

On August 22, 2019, the CAC promulgated the Provisions on the Internet Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information.

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

Regulations Relating to Artificial Intelligence

Pursuant to the Internet Information Service Algorithmic Recommendation Management Provisions, which came into effect on March 1, 2022, algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions and main operating mechanisms of the algorithm recommendation services. The algorithmic recommendation service providers shall not (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. Algorithm recommendation service providers selling goods or providing services to consumers shall also protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable, differentiated treatment based on consumers’ preferences, purchase behavior or such other characteristics.

On July 10, 2023, the Cyberspace Administration of China and six other regulatory authorities in the Chinese mainland promulgated the Interim Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. The measures impose compliance requirements for providers of generative artificial intelligence services to the general public within the Chinese mainland. The measures stipulate that providers of generative artificial intelligence services related to text, image, audio, video and other content to the general public within the Chinese mainland will be responsible as “producers of Internet information content” and “personal information processors,” with the responsibilities specified in the Personal Information Protection Law, the Data Security Law, the Internet Security Law, and other Chinese mainland laws and regulations related to cybersecurity and personal information protection. Providers of generative artificial intelligence services are required to enter into service agreements with their users and adopt effective measures to prevent minor users from over-relying upon or becoming addicted to generative artificial intelligence services. In addition, providers of generative artificial intelligence services that have the potential to influence public opinion or provoke social agitation are required to conduct security assessments and complete filings in accordance with the Internet Information Service Algorithmic Recommendation Management Provisions.

Regulations Relating to Product Quality, Consumer Protection and Operation Safety

The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the applicable quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

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

Pursuant to the PRC Civil Code, if the mortgaged property has been leased and transferred for occupation prior to the establishment of the mortgage right, the original tenancy shall not be affected by such mortgage right. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes Over Lease Contracts on Urban Buildings (2020 version), which took effect on January 1, 2021, if the ownership of the leased premises changes during lessee’s possession in accordance with the terms of the lease contract, and the lessee requests the assignee to continue to perform the original lease contract, the PRC court shall support it, except that the mortgage right has been established before the lease of the leased premises and the ownership changes due to the mortgagee’s realization of the mortgage right.

Regulations Relating to Advertising Business

The SAMR is the government agency responsible for regulating advertising activities in the PRC. According to PRC laws and regulations, companies that engage in advertising activities must obtain a business license from the SAMR or its local branches which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet must not impair the normal use of the network by users. The advertisements released in pop-up form on a webpage and other forms must show the close flag prominently and ensure one-click close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the SAMR or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

In July 2016, the State Administration of Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. On February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which came into effect from May 1, 2023 and replaced Interim Measures for the Administration of Internet Advertising. The Administrative Measures for Internet Advertising set out, among other things, the following requirements for Internet advertising activities:

•	online advertisements for tobacco (including e-cigarettes) are not allowed, and online advertisements for prescription medicine are not allowed unless otherwise permitted by laws and regulations;

•

online advertisements for special commodities and services such as medical treatments, pharmaceuticals, medical devices, agrochemicals, veterinary medicine, health foods and food for special medical purposes must be reviewed by competent authorities before online publication, and the advertisements for such commodities and services are not allowed to be published in the form of introducing health and wellness knowledge;

•

advertisements for medical treatments, pharmaceuticals, health foods, special medical purpose formula foods, medical devices, cosmetics, alcohol, beauty advertisements, and online game advertisements that are detrimental to the physical and mental health of minors shall not be published on Internet media targeted to minors;

•	Internet advertisements must be visibly marked as “advertisement” while paid-search results must be obviously distinguished from natural search results; and

•

if the Internet advertisements are published by means of algorithmic recommendation or other technologies, the rules related to algorithm recommendation services and advertising records shall be included in the advertising archives.

According to the Administrative Measures for Internet Advertising, the advertisers are responsible for the authenticity of the content of internet advertisements, while the internet advertisement publishers and advertisement agencies are required to establish, improve, and implement registration, review, and archive management systems for internet advertising businesses, which include verifying and registering advertiser information, verifying supporting documents and advertisements content, and allocating advertising review personnel familiar with advertising laws and regulations or establish advertising review bodies.

In addition, the Administrative Measures for Internet Advertising require internet platform operators providing internet information services to take measures to prevent and stop illegal advertisements, which include recording and storing the real identity information of users who publish advertisements for at least three years, monitoring and investigating the content of advertisements, and employing measures to stop illegal advertisements. Internet platform operators are also required to establish effective complaint and reporting mechanisms, cooperate with market regulatory departments in investigating illegal conduct, and use measures such as warnings, suspending or terminating services for users who publish illegal advertisements.

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

Patent

The Patent Law provides for three types of patents, “invention,” “utility model” and “design.” Invention or utility models must meet three criteria to be patentable: novelty, inventiveness and practicability. The National Intellectual Property Administration is responsible for examining and approving patent applications. As of December 31, 2023, we had approximately 7,800 patents granted in China, over 600 patents granted outside China, approximately 11,000 patent applications pending in China and approximately 1,000 patent applications pending outside China.

Trademark

The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2023, we had approximately 37,000 registered trademarks in different applicable trademark categories in different jurisdictions, approximately 38,000 trademark applications in China and over 7,000 outside China.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

Regulations Relating to Anti-Monopoly

The currently effective Anti-Monopoly Law was promulgated by Standing Committee of the National People’s Congress in 2007 and most recently amended on June 24, 2022. Pursuant to the Anti-Monopoly Law, the operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the Anti-Monopoly Law enforcement authority under the State Council. The fines for illegal concentration of business operators shall be “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” Pursuant to the Anti-Monopoly Law, the authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of antimonopoly review. Furthermore, the Guidelines to Anti-Monopoly in the Field of Internet Platforms prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

Regulations Relating to PRC Value Added Tax

On March 23, 2016, the Ministry of Finance and the State Taxation Administration jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, which took effect on May 1, 2016. Pursuant to this circular, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

On April 4, 2018, the Ministry of Finance and the State Taxation Administration jointly promulgated the Circular of the Ministry of Finance and the State Taxation Administration on Adjustment of Value-Added Tax Rates, according to which, (i) for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the input VAT will be calculated at a 12% deduction rate; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. This circular became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency.

Further, On March 20, 2019, the Ministry of Finance, the State Taxation Administration and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, to further slash value-added tax rates. According to this announcement, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%; and (vi) for taxpayers providing production and living services, the deductible input VAT amount for the current period shall be added additional 10% based on the actual input VAT amount. This announcement came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions. On September 30, 2019, the Ministry of Finance and the State Taxation Administration jointly issued the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, pursuant to which, from October 1, 2019 to December 31, 2021, the taxpayers engaging in providing living services are allowed to deduct additional 15% of the deductible input VAT amount for the current period from the payable tax. For aforementioned taxpayers providing production and living services relating to Announcement on Policies for Deepening the VAT Reform and Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, the input VAT additional deduction policies is further extended to December 31, 2022 according to the regulations. From January 1, 2023 to December 31, 2023, the VAT Additional Deduction policy is implemented in accordance with the following provisions: (i). Taxpayers in the productive service industry are allowed to add 5% of the current deductible input tax to offset the taxable amount; (ii). Taxpayers in the lifestyle service industry are allowed to deduct 10% of the current deductible input tax to offset the taxable amount.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The State Taxation Administration issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or STA Circular 35, on October 14, 2019, which became effective on January 1, 2020. STA Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties. According to STA Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a nonresident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the State Taxation Administration, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on the incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the documents to the tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Accordingly, JD.com International Limited may be able to enjoy the 5% withholding tax rate for the dividends it received from Jingdong Century, if it satisfies the conditions prescribed under Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements and other tax rules and regulations, and obtains the approvals as required. However, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, which took effect and replaced SAFE Circular 142 from June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by the laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which took effect on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to this Circular, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, was promulgated by SAFE on June 9, 2016 and was amended on December 4, 2023. Pursuant to this Circular, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. This Circular reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

In October 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment (amended on December 4, 2023), which, among other things, allows all FIEs to use Renminbi converted from foreign currency denominated capital for equity investments in the Chinese mainland, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, the NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in the Chinese mainland are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

According to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entities as of March 31, 2024:

Notes:

(1)	JD Assets Holding Limited has 65 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 499 subsidiaries holding, directly or indirectly, logistics properties.
(3)

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Juhe are the significant consolidated variable interest entities with which we have contractual arrangements. Suqian Juhe is 45% owned by Mr. Richard Qiangdong Liu, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is chief executive officer of JD Technology, a significant investee of our company, and Ms. Pang Zhang is our chief human resources officer.

(4)	Jingdong Century has 269 subsidiaries that engage in retail business.
(5)	JD.com Investment Limited has 79 subsidiaries that hold, directly or indirectly, the companies invested by us.
*	The diagram above omits our equity investees that are insignificant individually and in the aggregate.

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

There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of December 31, 2023, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

We have consolidated the financial results of the consolidated variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The external revenues of the consolidated variable interest entities and their subsidiaries collectively contributed 6.2%, 6.9% and 7.8% of our consolidated total net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

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

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our online retail and marketplace business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including online retail and marketplace businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Powers of Attorney

On September 16, 2022, each of the shareholders of Jingdong 360 granted an irrevocable power of attorney to replace the irrevocable powers of attorney previously executed. Pursuant to the irrevocable power of attorney, each of the shareholders of Jingdong 360 appointed Jingdong Century’s designated person as his attorney-in-fact to exercise all shareholder rights, including voting on their behalf on all matters of Jingdong 360 requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Jingdong 360, and electing, appointing or removing directors and executive officers. The person designated by Jingdong Century is entitled to dispose of dividends and profits on the equity interest subject to the instructions of the shareholder. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jingdong 360. Each shareholder has waived all the rights which have been authorized to Jingdong Century’s designated person under each power of attorney.

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

Agreements that Allow Us to Receive Economic Benefits

Exclusive Technology Consulting and Service Agreement/Exclusive Business Cooperation Agreement

On September 16, 2022, Jingdong Century and Jingdong 360 entered into an exclusive technology consulting and services agreement, which supersedes the version entered into in June 2016. Pursuant to the 2022 agreement, Jingdong Century has the sole and exclusive right to provide specified technology consulting and services to Jingdong 360. Without the prior written consent of Jingdong Century, Jingdong 360 may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including intellectual property rights, know-how and trade secrets, will be Jingdong Century’s sole and exclusive rights. Jingdong 360 agrees to pay service fees to Jingdong Century on a quarterly basis and the amount of the service fee is decided by Jingdong Century on the basis of the work performed and commercial value of the services, subject to annual evaluation and adjustment. The agreement is valid for ten years and may be extended unilaterally by Jingdong Century with Jingdong Century’s written confirmation prior to the expiration date. Jingdong 360 cannot terminate the agreement early unless Jingdong Century commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

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

Business Operations Agreement

On September 16, 2022, Jingdong Century entered into a business operations agreement with Jingdong 360 and its shareholders. Pursuant to the business operations agreement, Jingdong 360’s shareholders must appoint the candidates nominated by Jingdong Century to be the directors on its board of directors in accordance with applicable laws and the articles of association of Jingdong 360, and must cause the persons recommended by Jingdong Century to be appointed as its general manager, chief financial officer and other senior executives. Jingdong 360 and its shareholders also agree to accept and strictly follow the guidance provided by Jingdong Century from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Jingdong 360 and its shareholders agree that Jingdong 360 will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including the incurrence of debt from any third party and the amendment of Jingdong 360’s articles of association, without the prior consent of Jingdong Century’s respective designees. Unless otherwise terminated early by Jingdong Century, the agreement will remain effective until Jingdong 360 is dissolved according to the PRC law.

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

On September 16, 2022, Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng entered into an exclusive purchase option agreement, pursuant to which Xi’an Jingxundi (or JD Logistics or any subsidiary of JD Logistics, the “designee”) is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Xi’an Jingdong Xincheng for a nominal price, unless the government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to PRC laws and regulations, the shareholders of Xi’an Jingdong Xincheng and/ or Xi’an Jingdong Xincheng shall return any amount of purchase price they have received to Xi’an Jingxundi or its designee.

Loan Agreements

Pursuant to an amended and restated loan agreement dated September 16, 2022 between Jingdong Century and the shareholders of Jingdong 360, Jingdong Century made loans to the shareholders of Jingdong 360 for the capitalization of Jingdong 360 and purchase of equity interest of Jingdong 360. Pursuant to the amended and restated loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Jingdong 360 to Jingdong Century or its designated person. The shareholders must sell all of their equity interests in Jingdong 360 to Jingdong Century or its designated person and pay all of the proceeds from sale of such equity interests or the maximum amount permitted under PRC law to Jingdong Century. In the event that shareholders sell their equity interests to Jingdong Century or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Jingdong Century as the loan interest. The maturity date of the loans is on the tenth anniversary of the date when the shareholders received the loans and paid the amount as capital contribution to Jingdong 360. The term of the loans will be extended automatically for an additional 10 years, unless Jingdong Century objects, for an unlimited number of times. The loan must be repaid immediately under certain circumstances, including, among others, (i) if the shareholders terminate their services with us, (ii) if any other third-party claims against shareholders for an amount more than RMB100,000 and Jingdong Century has reasonable ground to believe that the shareholders are unable to repay the claimed amount, (iii) if a foreign investor is permitted to hold majority or 100% equity interest in Jingdong 360 and Jingdong Century elects to exercise its exclusive equity purchase option, or (iv) if the loan agreement, equity pledge agreement or exclusive purchase option agreement terminates for cause not attributable to Jingdong Century or is deemed to be invalid by a court.

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

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements and Suqian Juhe Agreements, we have also entered into contractual arrangements with each of the other variable interest entities, including Suqian Jingdong Tianning, and their respective shareholders, including equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements, as applicable. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements or Suqian Juhe Agreements, as applicable.

D.	Property, Plant and Equipment

Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own office buildings with an aggregate floor area of approximately 900,000 square meters. We have acquired land use rights in Beijing to build our headquarters.

In addition, we lease our other offices in Beijing and regional offices in 70 other cities in China with an aggregate floor area of approximately 354,000 square meters.

We own our national customer service center and our data center in Suqian, which have an aggregate floor area of approximately 169,000 and 54,000 square meters, respectively. We built our own customer service center in Chengdu, with an aggregate floor area of about 55,000 square meters, and lease our customer service centers in Datong and Wuhan with an aggregate floor area of approximately 41,000 square meters.

As of December 31, 2023, we had land use rights in 69 cities in China to build our own warehouses. Highly automated and efficient warehouses will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. As of December 31, 2023, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,600 warehouses with an aggregate gross floor area of over 32 million square meters. We incurred total lease cost of RMB9,545 million, RMB11,132 million and RMB12,275 million (US$1,729 million) in 2021, 2022 and 2023, respectively.

We plan to expand our nationwide fulfillment network by leasing, building or purchasing additional facilities across China over the next several years. As of December 31, 2023, we had incurred construction in progress costs of RMB9,920 million (US$1,397 million) for these fulfillment facilities and new office buildings.

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

We generated total net revenues of RMB951.6 billion, RMB1,046.2 billion and RMB1,084.7 billion (US$152.8 billion) in 2021, 2022 and 2023, respectively. Our online retail business generated net product revenues of RMB815.7 billion, RMB865.1 billion and RMB871.2 billion (US$122.7 billion) in 2021, 2022 and 2023, respectively. In addition, our marketplace and marketing, logistics and other services generated net service revenues of RMB135.9 billion, RMB181.2 billion and RMB213.4 billion (US$30.1 billion) in 2021, 2022 and 2023, respectively.

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

JD.com, Inc., the holding company that is listed on Nasdaq and Hong Kong Stock Exchange, has no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities and their subsidiaries in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2023, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB67.6 billion (US$9.5 billion).

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•	our ability to increase customer purchases;

•	our ability to manage our mix of product and service offerings;

•	our ability to further increase and leverage our scale of business;

•	our ability to effectively invest in our fulfillment infrastructure and technology platform; and

•	our ability to conduct and manage strategic investments and acquisitions.

Our Ability to Increase Customer Purchases

Growth in customer purchases is a key driver of our revenue growth. We have a growing and loyal active customer base. Over the years, our customers have shown loyalty to us through their increased activity levels. Customer purchases are mainly driven by our success in generating repeat purchases from existing customer accounts.

Our ability to attract new customer accounts and retain existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of authentic products at competitive prices on our mobile apps and websites and provide speedy and reliable delivery, convenient online and in-person payment options and comprehensive customer services. We continued to improve and iterate system that enables us to increase our operating efficiency through enhanced product merchandising and supply chain management capabilities, and to drive more targeted and relevant product promotions and recommendations to our customers. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including granting coupons and loyalty points and holding special promotions.

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We acquire products from suppliers and sell them directly to customers in our online retail business, and we earn commissions and service fees from third-party merchants on our online marketplace. We also offer a wide range of products and services and aim to provide one-stop shopping solutions to maximize our wallet share. Our mix of products and services affects our gross margin. For example, the marketplace service revenues that we earn from third-party merchants and the other services that we offer generally have higher gross margins. The split between our online retail business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our marketplace and marketing revenues, logistics and other services revenues increased from RMB135.9 billion in 2021 to RMB181.2 billion in 2022, and further to RMB213.4 billion (US$30.1 billion) in 2023.

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

Our Ability to Further Increase and Leverage our Scale of Business

Our results of operations are directly affected by our ability to further increase and leverage our scale of business. We expect to leverage our scale to obtain more favorable terms from suppliers, including pricing terms and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring the high quality of fulfillment services. We believe this value proposition also helps us obtain favorable terms from suppliers.

As of December 31, 2023, our nationwide fulfillment infrastructure employed a total of 425,469 warehouse and delivery personnel that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2021, 2022 and 2023, while the fulfillment expenses as a percentage of our total net revenues decreased from 6.2% in 2021 to 6.0% in 2023. Our research and development professionals design, develop and operate the technology platform, develop and post content, and improve our AI, big data and cloud technologies and services. Personnel costs are the largest component of our fulfillment costs and of our research and development costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our business operations. Our nationwide fulfillment infrastructure covers almost all counties and districts across China, which, as of December 31, 2023, included a warehousing network of over 1,600 warehouses that are operated by us, and an aggregate gross floor area of over 32 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. We have owned and managed approximately 26 million square meters of fulfillment infrastructure related land in 84 cities in both domestic and overseas markets as of December 31, 2023.

We plan to continue to build large scale warehouse facilities with optimized configurations on these sites to improve our fulfillment efficiency, minimize order splitting, accommodate greater product selection and fulfill the anticipated sales of our own products as well as sales by third-party merchants using our fulfillment services. In selecting locations for our pickup and delivery stations, order density, a parameter we use to measure the frequency and number of orders generated from a geographical area, is an important criterion. To efficiently deploy our delivery network, we have established delivery stations and pickup stations in areas where we expect order density to increase to the extent where operating our own delivery network will be more cost efficient than using third-party couriers. We also paid significant amounts for upgrading our technology platform. To enhance our technology platform, we intend to further invest in AI, big data analytics and cloud computing. We expect these technology initiatives to provide innovative features, solutions and services to customers and suppliers, while increasing our operational efficiency.

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In 2023, our share of results of equity investees was a gain of RMB1.0 billion (US$0.1 billion). We may incur impairment charges in connection with our investments or acquisitions and pick up gains or losses of our equity method investments, which could have a material impact on our financial results.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	492,592	51.8	515,945	49.3	538,799	75,888	49.7
General merchandise revenues	323,063	33.9	349,117	33.4	332,425	46,821	30.6

Net product revenues	815,655	85.7	865,062	82.7	871,224	122,709	80.3

Marketplace and marketing revenues	72,118	7.6	81,970	7.8	84,726	11,933	7.8
Logistics and other service revenues	63,819	6.7	99,204	9.5	128,712	18,129	11.9

Net service revenues	135,937	14.3	181,174	17.3	213,438	30,062	19.7

Total net revenues	951,592	100.0	1,046,236	100.0	1,084,662	152,771	100.0

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

Fulfillment expenses

Our fulfillment expenses consist primarily of (i) expenses incurred in operating our fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The costs related to logistics services provided to third parties are classified in cost of revenues. We expect our fulfillment expenses to increase in absolute amount on an annual basis in the near run, as we invest in new businesses, build and lease new warehouses and establish more delivery stations to penetrate lower tier cities and to meet the demands of our business operations. We plan to increase operation efficiency by strengthening our logistics network, improving overall utilization through economies of scale, increasing the level of integration across our logistics networks, and improving efficiencies through more intelligent decision-making.

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

General and administrative expenses

Our general and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions include facilities and equipment depreciation expenses, rental and other general corporate related expenses. We plan to continue to hire additional qualified employees to support our business operations and high-quality growth.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to property funds. JD Property develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from development properties to fund new developments and scale the business. Since 2019, JD Property established several property funds (the “Property Funds”) together with third parties, including GIC Private Limited (“GIC”) and Mubadala Investment Company (“MIC”). JD Property served as general partner and committed less than 50% of the total capital of each property fund as a limited partner, and cannot control the investment committee. JD Property also entered into definitive agreements with the Property Funds, pursuant to which JD Property sold certain of our completed and uncompleted modern logistics facilities, and would concurrently lease back such facilities for operational purposes when completed. For the logistics facilities that met closing conditions, we recorded disposal gain of RMB0.8 billion, RMB1.4 billion and RMB2.3 billion (US$0.3 billion) in 2021, 2022 and 2023, respectively. We derecognized the logistics facilities upon satisfaction of the hand-over condition.

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

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation. Payments of dividends and capital in respect of shares are not subject to taxation in the Cayman Islands. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to a two-tiered income tax rate for taxable income generated from operations in Hong Kong, effective on April 1, 2018. The first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. We make analysis on the foreign-derived income, mainly including dividend and interest, earned by its subsidiaries incorporated in Hong Kong, apply for an advance ruling with the Inland Revenue Department of Hong Kong for the income meeting exemption conditions and pay tax for the income subject to Hong Kong profits tax under the foreign-sourced income exemption regime. In addition, payments of dividends from our incorporations in Hong Kong to us are not subject to any Hong Kong withholding tax.

Chinese Mainland

Generally, our subsidiaries and the consolidated variable interest entities in the Chinese mainland are subject to enterprise income tax on their taxable income in the Chinese mainland at a rate of 25%, except that a few entities in our group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas, and any entity that qualifies as a “software enterprise” is entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from such entity’s first profitable year. Besides, from January 1, 2023 to December 31, 2027, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate. Furthermore, certain of our entities in the Chinese mainland engaging in research and development activities in the Chinese mainland were entitled to claim 175% of their research and development expenses from January 1, 2021 to September 30, 2022 according to the laws and regulations in the PRC. In September 2022, the PRC State Tax Administration further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. In March 2023, the State Tax Administration announced that 200% of the actual amount can be deducted before tax from January 1, 2023. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 9% on sales of audio and video products, at a rate of 13% on sales of other products, at a rate of 9% on logistics services and at a rate of 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. Since January 1, 2014, we have been exempted from VAT on sales of books. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in the Chinese mainland to our intermediate holding companies in Hong Kong should qualify for the preferential withholding tax rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, instead of the normal withholding tax rate of 10%. The Hong Kong entity is required to file an application package with the PRC tax authorities and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues
Net product revenues	815,655	85.7	865,062	82.7	871,224	122,709	80.3
Net service revenues	135,937	14.3	181,174	17.3	213,438	30,062	19.7

Total net revenues	951,592	100.0	1,046,236	100.0	1,084,662	152,771	100.0

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues	(822,526)	(86.4)	(899,163)	(85.9)	(924,958)	(130,277)	(85.3)
Fulfillment	(59,055)	(6.2)	(63,011)	(6.0)	(64,558)	(9,093)	(5.9)
Marketing	(38,743)	(4.1)	(37,772)	(3.6)	(40,133)	(5,653)	(3.7)
Research and development	(16,332)	(1.7)	(16,893)	(1.6)	(16,393)	(2,309)	(1.5)
General and administrative	(11,562)	(1.2)	(11,053)	(1.1)	(9,710)	(1,368)	(0.9)
Impairment of goodwill	—	—	—	—	(3,143)	(443)	(0.3)
Impairment of long-lived assets	—	—	—	—	(2,025)	(285)	(0.2)
Gain on sale of development properties	767	0.1	1,379	0.1	2,283	322	0.2

Income from operations	4,141	0.4	19,723	1.9	26,025	3,665	2.4

Other income/(expense)
Share of results of equity investees	(4,918)	(0.5)	(2,195)	(0.2)	1,010	142	0.1
Interest expense	(1,213)	(0.1)	(2,106)	(0.2)	(2,881)	(406)	(0.3)
Others, net	(590)	(0.1)	(1,555)	(0.1)	7,496	1,056	0.7

Income/(loss) before tax	(2,580)	(0.3)	13,867	1.4	31,650	4,457	2.9
Income tax expenses	(1,887)	(0.2)	(4,176)	(0.4)	(8,393)	(1,182)	(0.8)

Net income/(loss)	(4,467)	(0.5)	9,691	1.0	23,257	3,275	2.1

Segment Information

Beginning with the first quarter of 2021, we implemented certain segment reporting changes to better reflect our organizational structure and business developments. As a result, we reported three segments, JD Retail, JD Logistics and New Businesses in 2021. JD Cloud & AI businesses had been deconsolidated from us since March 31, 2021, and thus the operating results of JD Cloud & AI businesses had not been included in New Businesses segment since the second quarter of 2021. We have consolidated Dada since February 28, 2022 and reported the results of Dada as a new standalone segment. We have also consolidated CNLP through JD Property since March 1, 2022 and reported the results of CNLP in the New Businesses segment. In addition, we have consolidated Deppon since July 26, 2022 and reported the results of Deppon in the JD Logistics segment. As a result, we currently report four segments, namely JD Retail, JD Logistics, Dada and New Businesses. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New Businesses mainly include JD Property, Jingxi and overseas businesses.

The table below provides a summary of our operating segment results, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	866,303	929,929	945,343	133,149
JD Logistics	104,693	137,402	166,625	23,469
Dada	—	8,030	10,506	1,480
New Businesses	26,063	21,779	16,111	2,269
Inter-segment*	(46,043)	(50,904)	(53,923)	(7,596)

Total segment net revenues	951,016	1,046,236	1,084,662	152,771
Unallocated items**	576	—	—	—

Total consolidated net revenues	951,592	1,046,236	1,084,662	152,771

Operating income/(loss):
JD Retail	26,613	34,852	35,925	5,060
JD Logistics	(1,827)	528	1,005	142
Dada	—	(1,122)	(488)	(69)
New Businesses	(10,600)	(5,295)	159	22
Including: gain on sale of development properties	767	1,379	2,283	322
impairment of long-lived assets	—	—	(1,123)	(158)

Total segment operating income	14,186	28,963	36,601	5,155
Unallocated items**	(10,045)	(9,240)	(10,576)	(1,490)

Total consolidated operating income	4,141	19,723	26,025	3,665

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

Operating expenses (including fulfillment expenses, marketing expenses, research and development expenses and general and administrative expenses) before unallocated items as a percentage of net revenues for JD Retail were 11.2%, 11.1% and 11.7% for the years ended December 31, 2021, 2022 and 2023, respectively.

Years Ended December 31, 2023 and 2022

Net Revenues

Our total net revenues increased by 3.7% from RMB1,046,236 million in 2022 to RMB1,084,662 million (US$152,771 million) in 2023. Net product revenues increased by 0.7% from RMB865,062 million in 2022 to RMB871,224 million (US$122,709 million) in 2023. Net service revenues increased by 17.8% from RMB181,174 million in 2022 to RMB213,438 million (US$30,062 million) in 2023.

The increase in our total net revenues was primarily due to enhancement in our user engagement with our efforts on improving user experience, price competitiveness and platform ecosystem in 2023. Our net product revenues achieved soft growth as we navigated a mix of gradual macro recovery, shift of the consumption preference, and the impact of our strategic refocus. The increase in our net service revenues was primarily driven by the resilient growth in logistics revenues from external customers with revenue contribution of 70.0%, which was contributed by the increase in business volume of our express delivery and freight delivery services and the effect of the consolidation of Deppon.

Cost of revenues

Our cost of revenues increased by 2.9% from RMB899,163 million in 2022 to RMB924,958 million (US$130,277 million) in 2023. This increase was primarily due to the growth of costs related to the logistics services provided to merchants and other partners.

Fulfillment expenses

Our fulfillment expenses increased by 2.5% from RMB63,011 million in 2022 to RMB64,558 million (US$9,093 million) in 2023. This increase was primarily due to the increase in compensation costs relating to fulfillment personnel. Fulfillment expenses as a percentage of net revenues were 6.0% in 2023, which remained stable from 2022. We continue to focus on economies of scale from enhanced logistics capacity utilization and improvements in efficiencies driven by technology.

Marketing expenses

Our marketing expenses increased by 6.3% from RMB37,772 million in 2022 to RMB40,133 million (US$5,653 million) in 2023. This increase was primarily due to the increased spending in promotion activities, in particular for JD Retail.

Research and development expenses

Our research and development expenses decreased by 3.0% from RMB16,893 million in 2022 to RMB16,393 million (US$2,309 million) in 2023. This decrease was primarily due to the decrease in staff cost and share-based compensation expenses relating to research and development personnel.

General and administrative expenses

Our general and administrative expenses decreased by 12.2% from RMB11,053 million in 2022 to RMB9,710 million (US$1,368 million) in 2023. This decrease was primarily due to the decrease in share-based compensation expenses.

Impairment of goodwill

We performed a quantitative impairment test for the Dada reporting unit and recorded an non-cash impairment loss of goodwill of RMB3,143 million (US$443 million) in 2023. No impairment loss of goodwill was recorded in 2022.

Impairment of long-lived assets

Our impairment of long-lived assets was RMB2,025 million (US$285 million) in 2023, which primarily consisted of non-cash impairment loss recognized for long-lived assets in relation to JD Property and Dada.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to the Property Funds. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” For the logistics facilities that met closing conditions, we recorded disposal gain of RMB1,379 million in 2022 and RMB2,283 million (US$322 million) in 2023.

Share of results of equity investees

Compared to a loss of RMB2,195 million in 2022, our share of results of equity investees was a gain of RMB1,010 million (US$142 million) in 2023, primarily due to the increase in share of profit and the decrease in non-cash impairment of equity investees.

Others, net

Others, net was RMB1,555 million loss in 2022 and RMB7,496 million (US$1,056 million) gain in 2023, which was primarily due to increase in interest income and decrease in loss in relation to equity investments. The interest income increased from RMB5,742 million in 2022 to RMB9,576 million (US$1,349 million) in 2023. The loss in relation to equity investments was RMB3,669 million (US$517 million) in 2023 as compared to RMB8,986 million in 2022.

Net Income/(Loss)

As a result of the foregoing, we had a net income of RMB23,257 million (US$3,275 million) in 2023, as compared to a net income of RMB9,691 million in 2022.

Years Ended December 31, 2022 and 2021

Net Revenues

Our total net revenues increased by 9.9% from RMB951,592 million in 2021 to RMB1,046,236 million in 2022, with increases in both categories of net revenues. Net product revenues increased by 6.1% from RMB815,655 million in 2021 to RMB865,062 million in 2022. Net service revenues increased by 33.3% from RMB135,937 million in 2021 to RMB181,174 million in 2022.

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

Cost of revenues

Our cost of revenues increased by 9.3% from RMB822,526 million in 2021 to RMB899,163 million in 2022. This increase was primarily due to the growth of our online retail business and increase in costs related to the logistics services provided to merchants and other partners.

Fulfillment expenses

Our fulfillment expenses increased by 6.7% from RMB59,055 million in 2021 to RMB63,011 million in 2022. This increase was primarily due to the increase in compensation costs relating to fulfillment personnel, as well as an increase in payment processing charges as our volume of sales increased. Fulfillment expenses as a percentage of net revenues were 6.0% in 2022, as compared to 6.2% in 2021, primarily due to economies of scale from enhanced logistics capacity utilization and improvements in efficiencies driven by technology.

Marketing expenses

Our marketing expenses decreased by 2.5% from RMB38,743 million in 2021 to RMB37,772 million in 2022. This decrease was primarily due to a decrease in our advertising expenditures on both online and offline channels from RMB32,704 million in 2021 to RMB29,898 million in 2022, especially in JD Retail and Jingxi.

Research and development expenses

Our research and development expenses were RMB16,893 million in 2022, kept relatively steady as compared to RMB16,332 million in 2021. We continued to invest in top-notch R&D talent and technology infrastructure.

General and administrative expenses

Our general and administrative expenses decreased by 4.4% from RMB11,562 million in 2021 to RMB11,053 million in 2022. This decrease was primarily due to a decrease in share-based compensation expenses, as JD Property and JD Industrials both recognized one-off share-based compensation expenses in 2021 along with the adoption of their own share incentive plans.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to the Property Funds. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” For the logistics facilities that met closing conditions, we recorded disposal gain of RMB767 million in 2021 and RMB1,379 million in 2022, respectively.

Share of results of equity investees

Compared to a loss of RMB4,918 million in 2021, our share of results of equity investees was a loss of RMB2,195 million in 2022, the decrease of loss was mainly due to decrease in non-cash impairments in equity investees.

Others, net

Others, net was RMB590 million loss in 2021 and RMB1,555 million loss in 2022. The increase of loss was primarily due to a loss of RMB3,623 million recognized in 2022 resulting from the change of Dada’s share price prior to the closing of the acquisition, which was partially offset by the decrease of loss of fair value change of long-term investments. The fair value change of long-term investments was a loss of RMB4,096 million in 2022 as compared to a loss of RMB7,252 million in 2021.

Net Income/(Loss)

As a result of the foregoing, we had a net income of RMB9,691 million in 2022, as compared to a net loss of RMB4,467 million in 2021.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, equity and debt financing, and certain business or assets reorganizations.

Our major financings

Set forth below are our major financings in recent years:

•

In April 2016, we issued an aggregate of US$500 million unsecured senior notes due 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of these notes were used for general corporate purposes. As of December 31, 2023, the notes due 2021 were paid off, and the carrying value and estimated fair value of the notes due 2026 were US$497.0 million and US$482.9 million, respectively. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2023. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2023, we paid an aggregate of US$19.4 million in interest payments related to these notes.

•

In January 2020, we issued an aggregate of US$700 million unsecured senior notes due 2030, with stated annual interest rate of 3.375%, and an aggregate of US$300 million unsecured senior notes due 2050, with stated annual interest rate of 4.125%. The net proceeds from the sale of these notes are used for general corporate purposes and refinancing. As of December 31, 2023, the total carrying value and estimated fair value were US$691.5 million and US$626.7 million, respectively, with respect to the notes due 2030, and US$281.4 million and US$223.9 million, respectively, with respect to the notes due 2050. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2023. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2023, we paid an aggregate of US$36.0 million in interest payments related to these notes.

•

In June 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9618.” We raised from our global offering in connection with the listing in Hong Kong approximately RMB31.3 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•

In December 2021, we entered into a five-year US$2.0 billion unsecured term and revolving loan facility with five lead arrangers. This loan facility is our first green loan facility. The term and revolving loans under this facility are priced at 85 basis points over LIBOR, which was amended to the Secured Overnight Financing Rate in September 2022. In the second quarter of 2022, we drew down US$1.0 billion under the facility commitment, which will be due in 2027. We used the proceeds from this loan facility to (i) finance or refinance in whole or in part, one or more of its new or existing eligible green projects and/or (ii) general corporate purposes.

Major financings of our subsidiaries

Set forth below are the major financings of our subsidiaries in recent years:

JD Logistics

•

In May 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics raised from the global offering in connection with the listing in Hong Kong approximately RMB22.9 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•

On April 1, 2022, JD Logistics raised approximately HK$3,102 million net proceeds from a group of third-party investors by issuing to them 150,500,000 of its ordinary shares. On May 26, 2022, we subscribed for 261,400,000 ordinary shares of JD Logistics for a total purchase price of approximately US$692 million in cash, upon which we maintained our shareholding in JD Logistics at more than 63% and continued to consolidate JD Logistics’s financial results into our financial statements.

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

•

In December 2023, we entered into a RMB8,500 million term loan agreement with interest rate at 65 basis points below the Loan Prime Rate to refinance the loan and drew down RMB8,286 million, which was expected to be repaid through December 2028 in installments. The net proceeds from this loan facility are used for refinancing.

JD Industrials

•

In April 2020, December 2020 and March 2023, JD Industrials entered into definitive agreements for non-redeemable series A, series A-1 and series B preference share financing with a group of third-party investors. The total amount of financing arising was approximately US$545 million. Upon completion of such financing, we hold approximately 78% of the issued and outstanding shares of JD Industrials.

As of December 31, 2023, we had revolving lines of credit for an aggregate amount of RMB164.3 billion (US$23.1 billion) from several commercial banks, and RMB120.7 billion (US$17.0 billion) of which was unused.

As of December 31, 2023, we had a total of RMB275.7 billion (US$38.8 billion) in cash and cash equivalents, restricted cash and short-term investments and time deposits or wealth management products with maturities more than one year in marketable securities and investments. This included primarily RMB172.4 billion (US$24.3 billion), HK$3.0 million (US$0.4 million) and US$0.1 billion in the Chinese mainland, RMB3.9 billion (US$0.5 billion) and US$10.0 billion in Hong Kong. Our cash and cash equivalents generally consist of cash on hand, time deposits and liquid investments with maturities of three months or less.

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

Our net inventories amounted to RMB75.6 billion, RMB77.9 billion and RMB68.1 billion (US$9.6 billion) as of December 31, 2021, 2022 and 2023, respectively. Our annual inventory turnover days were 30.3 days in 2021, 33.2 days in 2022 and 30.3 days in 2023. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2021, 2022 and 2023, our accounts payable amounted to RMB140.5 billion, RMB160.6 billion and RMB166.2 billion (US$23.4 billion), respectively. These increases reflected a stable growth in our sales volumes and scale of operations for our retail business and the related increase in products sourced from our suppliers. Our annual accounts payable turnover days for retail business were 45.3 days in 2021, 52.5 days in 2022 and 53.2 days in 2023. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period to cost of revenues of retail business for that annual period, and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2021, 2022 and 2023, our accounts receivable amounted to RMB11.9 billion, RMB20.6 billion and RMB20.3 billion (US$2.9 billion), respectively. JD Technology provides consumer financing to our customers. As of December 31, 2021, 2022 and 2023, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB2.5 billion, RMB3.1 billion and RMB2.3 billion (US$0.3 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 2.9 days in 2021, 4.5 days in 2022 and 5.6 days in 2023. Annual accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for that annual period and then multiplied by 360 days.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in the Chinese mainland only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Introduction—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 5.B. Operating and Financial Review—Liquidity and Capital Resources” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulations of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	42,301	57,819	59,521	8,383
Net cash used in investing activities	(74,248)	(54,026)	(59,543)	(8,386)
Net cash provided by/(used in) financing activities	19,503	1,180	(5,808)	(818)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,498)	3,490	125	17

Net increase/(decrease) in cash, cash equivalents and restricted cash	(13,942)	8,463	(5,705)	(804)
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	90,635	76,693	85,156	11,994
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	116	—	41	6
Cash, cash equivalents, and restricted cash at beginning of year	90,519	76,693	85,115	11,988

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	76,693	85,156	79,451	11,190
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	41	53	7

Cash, cash equivalents and restricted cash at end of year	76,693	85,115	79,398	11,183

Operating Activities

Net cash provided by operating activities in 2023 was RMB59,521 million (US$8,383 million). In 2023, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally depreciation and amortization of RMB8,292 million (US$1,168 million), impairment of goodwill, long-lived assets and equity investments totaled RMB8,211 million (US$1,157 million), share-based compensation of RMB4,804 million (US$677 million), and changes in certain working capital accounts, principally an decrease in inventories of RMB9,891 million (US$1,393 million), and an increase in accounts payable of RMB4,614 million (US$650 million). The decrease in inventories was mainly due to seasonality, as inventories were pre-stocked at the end of 2022 for the 2023 Chinese New Year which was in January 2023, while the 2024 Chinese New Year was in February 2024 and thus fewer inventories was pre-stocked at the end of 2023. The increase in our accounts payable was due to the growth of our business.

Net cash provided by operating activities in 2022 was RMB57,819 million. In 2022, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally share-based compensation of RMB7,548 million, depreciation and amortization of RMB7,236 million, and loss from fair value change of long-term investments of RMB4,096 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB17,658 million and an increase in advance from customers of RMB4,526 million. The increase in our accounts payable was due to the growth of our business. The increase in our advance from customers was due to the increase in our sales of prepaid cards.

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

Investing Activities

Net cash used in investing activities in 2023 was RMB59,543 million (US$8,386 million), consisting primarily of the purchase of short-term investments and long-term time deposits and wealth management products, cash paid for construction in progress and land use rights, purchases of property, equipment and software and asset acquisitions, partially offset by the maturity of short-term investments, cash received from disposal of equity investments and investment securities and cash received from sale of development properties.

Net cash used in investing activities in 2022 was RMB54,026 million, consisting primarily of the purchase of short-term investments, cash paid for business combination, cash paid for investment in equity investees and investment securities, cash paid for construction in progress and land use rights, purchases of property, equipment and software, partially offset by the maturity of short-term investments, cash received from disposals of investment in equity investees and investment securities and cash received from sale of development properties.

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

Financing Activities

Net cash used in financing activities in 2023 was RMB5,808 million (US$818 million), consisting primarily of cash paid for dividends, cash paid for repurchase of ordinary shares and ADSs of our company, partially offset by net proceeds from bank borrowings.

Net cash provided by financing activities in 2022 was RMB1,180 million, consisting primarily of proceeds from bank borrowings, net proceeds from JD Property’s non-redeemable series B preferred share financing and share placement of JD Logistics, partially offset by repayment of bank borrowings, cash paid for dividends, and cash paid for repurchase of ordinary shares of our company and our subsidiaries.

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

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We made capital expenditures of RMB22.1 billion, RMB23.7 billion and RMB25.4 billion (US$3.6 billion) in 2021, 2022 and 2023, respectively. Our capital expenditures for 2021, 2022 and 2023 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our business operations. JD Property seeks to realize development profits and recycle capital from mature properties to fund new developments and scale the business. We sold certain of our development properties and received proceeds of RMB3.5 billion in 2021, RMB1.7 billion in 2022, and RMB7.0 billion (US$1.0 billion) in 2023, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in millions)
Operating lease commitments for offices and fulfillment infrastructures	25,104	8,111	8,068	3,458	5,467
Commitments for internet data center service fee	4,439	829	761	720	2,129
Capital commitments(1)	8,150	8,150	—	—	—
Long-term debt obligations(2)	42,437	471	10,101	17,527	14,338
Estimated interest payments in relation to long-term debt obligations(2)	9,037	1,599	2,910	1,631	2,897

Total	89,167	19,160	21,840	23,336	24,831

(1)

Our capital commitments primarily relate to commitments on construction and purchase of office buildings and warehouses, and are expected to be paid in the following years according to the construction progress.

(2)	Our long-term debt obligations are mainly unsecured senior notes and long-term borrowings, including the portion due within one year.

Our investment commitments contracted but without fixed payment schedule amounted to RMB2.3 billion (US$0.3 billion) as of December 31, 2023, which primarily related to capital contribution obligation for certain fund investment.

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

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of the other PRC subsidiaries and the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2023, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB67.6 billion (US$9.5 billion).

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

In 2021, 2022 and 2023, our research and development expenses, including share-based compensation expenses for research and development staff, were RMB16,332 million, RMB16,893 million and RMB16,393 million (US$2,309 million), respectively. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in research and development continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value-added services to our business partners.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Impairment Assessment of Investment in Equity Investees

Investment in equity investees represents our investments in privately held companies, publicly traded companies and private equity funds. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC Topic 323, Investment-Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.

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

Revenues

We recognize revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgment is required to estimate return allowances. For online retail business with return conditions, we reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized.

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. We take ownership, risks and rewards of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive income/(loss). As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2023, we would have recorded an additional cost of sales of approximately RMB724 million (US$102 million).

Goodwill Impairment

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

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

During the years ended December 31, 2021, 2022 and 2023, management monitored the actual performance of the business and conducted goodwill impairment test. No impairment loss of goodwill was recorded for the years ended December 31, 2021 and 2022. For the year ended December 31, 2023, considered the duration and severity of the decline of Dada’s stock price, we assessed that it is more likely than not that the fair value of Dada reporting unit is less than its carrying amount and performed a quantitative impairment test for the Dada reporting unit. The fair value of Dada was determined based on the discounted cash flow analysis using the following significant assumptions: (a) internal cash flows forecasts, including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a long-term future growth rate, and (c) a discount rate. As a result, the fair value of Dada reporting unit was estimated to be below the carrying value and we recorded a RMB3.1 billion (US$0.4 billion) goodwill impairment for the year ended December 31, 2023.

Long-lived Assets Impairment

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or the asset group may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, we recognize an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value. The fair value of the asset or asset group is determined using income approach, market approach or term & reversion method with unobservable inputs (Level 3), depending on the underlying nature of the asset or the asset group. Changes in inputs and assumptions might materially affect the determination of fair value of long-lived assets.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive income/(loss) in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022 and 2023, we did not have any significant unrecognized uncertain tax positions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	51	Chairman of the Board of Directors
Sandy Ran Xu	47	Chief Executive Officer and Executive Director
Ming Huang	60	Independent Director
Louis T. Hsieh	59	Independent Director
Dingbo Xu	61	Independent Director
Caroline Scheufele	62	Independent Director
Carol Yun Yau Li	44	Independent Director
Ian Su Shan	42	Chief Financial Officer
Pang Zhang	35	Chief Human Resources Officer

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

Sandy Ran Xu has served as our chief executive officer and executive director since May 2023. Prior to her current role, Ms. Xu served as the chief financial officer of our company from June 2020 to May 2023. Prior to joining JD.com in 2018, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office. Ms. Xu currently also serves as a director of Yonghui Superstores Co., Ltd and an independent director of Baidu, Inc.. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.

Ming Huang has served as our independent director since March 2014. Mr. Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005. From July 2010 to June 2019, Mr. Huang was a professor of finance at China Europe International Business School. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Mr. Huang is also an independent non-executive director of WH Group Limited, a company listed on the Hong Kong Stock Exchange. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.

Louis T. Hsieh has served as our independent director since May 2014. Mr. Hsieh currently serves as the global chief financial officer, since April 2021, and board director, since June 2021, of Hesai Technology (NASDAQ: HSAI), a global leader in 3-D Lidar solutions. From 2017 to 2019, Mr. Hsieh served as the global chief financial officer of Nio Inc., a leading electric car original equipment manufacturer (NYSE: NIO). Mr. Hsieh has served as a board director of New Oriental Education & Technology Group Inc., the largest provider of private educational services in China listed on the NYSE (NYSE: EDU), since March 2007, and served as its chief financial officer from 2005 to 2015 and its president from 2009 to 2016. He also served as an independent director, from 2016 to 2023, and chairman of the audit committee from 2016 to 2019, of YUM China Holdings, Inc., a NYSE and HKEX listed (NYSE: YUMC, HKEX: 9987) leading operator of restaurant chains in China including KFC and Pizza Hut. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse in Palo Alto, California, where he was an associate. From 1990 to 1995, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Dingbo Xu has served as our independent director since May 2018. Professor Xu has served as a faculty member and professor in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an Associate Dean at China Europe International Business School (CEIBS). Before joining CEIBS in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu is the vice-president of China Association of Chief Financial Officers, the executive director of the editorial board of China Management Accounting Review and the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank. Professor Xu has also contributed his knowledge and expertise to the board of directors of several public companies. Apart from JD.com, Professor Xu currently serves on the board of directors of China Trust Protection Fund Co., Ltd. From September 2009 to April 2018, Professor Xu was a board member as an independent director of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange; from December 2012 to February 2019, he was an independent director of Shanghai Shyndec Pharmaceutical Co., Ltd., a company listed on the Shanghai Stock Exchange; from January 2013 to August 2019, he was an independent director of SANY Heavy Industry, a company listed on the Shanghai Stock Exchange; from June 2013 to September 2019, he was an independent director of China Cinda Asset Management Co. Ltd., a company listed on the Hong Kong Stock Exchange; from September 2016 to September 2022, he was an independent director of Kweichow Moutai Company Limited, a company listed on the Shanghai Stock Exchange, and from December 2015 to March 2023, he was an independent director of Societe Generale (China) Ltd. Professor Xu received his Ph.D. in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.

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

Carol Yun Yau Li has served as our independent director since September 2022. Ms. Li currently serves as Assistant Dean of the Yale School of Management and Managing Director of Yale Center Beijing, Yale University’s first university-wide center outside of the United States. Ms. Li also served as an independent non-executive director of the board of JD Logistics, Inc. (HKEx: 2618), a consolidated subsidiary of JD.com, from May 2021 to September 2022. From April 2008 to May 2012, Ms. Li was a Senior Vice President at China Investment Corporation, China’s sovereign wealth fund, where she focused on private equity investments. She started her career in investment banking at Credit Suisse First Boston in New York and worked as an attorney at Sullivan & Cromwell LLP and WilmerHale LLP, specializing in corporate, financial, and transactional matters. Ms. Li holds a Bachelor of Arts Degree in Economics and International Studies from Yale University received in May 2000 and a Doctor of Jurisprudence degree from Stanford University received in June 2006. She is admitted to practice law in the State of New York and in the District of Columbia in the United States. Ms. Li was named a World Economic Forum Young Global Leader in 2016. She is also a member of the Hong Kong X-Tech Startup Platform Advisory Committee.

Ian Su Shan has served as our chief financial officer since May 2023. He also serves as our chief climate officer. Prior to his current role, he served as chief financial officer of JD Logistics, Inc. (HKEX: 2618). Mr. Shan joined JD.com in December 2021. Prior to that, Mr. Shan worked at Lavender Hill Capital Partners from October 2019 to November 2021 and served as a Managing Director from January 2021 to November 2021. He also worked in the TMT Group of the Investment Banking Division at Goldman Sachs (Asia) L.L.C. from 2015 to 2019 and served as an Executive Director from January 2017 to September 2019. Mr. Shan currently also serves as the chairman and a member of the nominating and corporate governance committee of the board of Dada Nexus Limited (NASDAQ: DADA), and a director of Deppon Logistics Co., Ltd. (Shanghai Stock Exchange code: 603056). Mr. Shan received his bachelor’s degree in laws from China University of Political Science and Law, and his master’s degree in laws from University of Warwick. Mr. Shan is a CFA charterholder.

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

In 2023, we paid or accrued an aggregate of approximately RMB37 million (US$5 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

We have put in place a comprehensive retirement plan for the eligible retiring salaried senior management of our company based on years of employment and contributions to our company. This plan is designed to strengthen the ability of our company to attract and retain persons of outstanding competence upon which, in large measure, our continued growth and profitability depend. Eligible management employees of our company will be entitled to certain benefits, including cash payments, incentive share award and incentive share option, additional insurance programs and pension plans. In addition, we intend to hire certain eligible retiring management employees of our company as consultants for a period of time following retirement to avail our company of the consultant’s knowledge, expertise and experience.

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

Share Incentive Plans

Our Share Incentive Plans

Our current share incentive plan became effective on December 21, 2023. We refer to this as the 2023 Plan. Our previous plan was adopted in November 2014 and expired on December 20, 2023. We refer to that plan as the 2014 Plan.

The awards that were outstanding on the expiration date of the 2014 Plan remained in force according to the terms of the 2014 Plan and the applicable award agreement. As of December 31, 2023, the awards that had been granted under the 2014 Plan to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 53,988,060 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 17,803,820 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.

The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2023 Plan was 223,666,717 at the time of its adoption, which was equal to the unused balance under the 2014 Plan. On the first day of each new fiscal year during the term of the 2023 Plan, the number of shares reserved for future issuances under our 2023 Plan increases by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year. The maximum aggregate number of our shares which may be issued pursuant to all awards under our 2023 Plan is 255,109,079 shares as of the date of this annual report.

As of December 31, 2023, no grants had been made under the 2023 Plan.

In May 2015, with the approval of the board of directors, our chairman, Mr. Richard Qiangdong Liu, was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. The number of restricted shares, restricted share units and options that were granted to each of our other directors and executive officers and remain outstanding represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of March 31, 2024. The awards to our other directors and executive officers have two-year, three-year, four-year or six-year vesting schedules, mostly with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year vesting schedule.

The following paragraphs describe the principal terms of the 2023 Plan.

Types of Awards. The 2023 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the committee or the board decides.

Plan Administration. Our board of directors, our compensation committee or a sub-committee designated by our board will administer the 2023 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

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

Termination of the 2023 Plan. Unless terminated earlier, the 2023 Plan will terminate automatically on December 20, 2033. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary and desirable to comply with applicable law. Shareholder approval is required for any amendment to the 2023 Plan that (i) increases the number of shares available under the 2023 Plan, or (ii) permits the plan administrator to extend the term of the 2023 Plan or the exercise period for an option beyond ten years from the date of grant.

Share Incentive Plans of our Consolidated Subsidiaries

In addition, certain of our consolidated subsidiaries approved and adopted their own share incentive plans.

JD Logistics adopted its own share incentive plans in 2018 and 2021, which permit the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants. JD Logistics granted 224,511,105 and 30,030,446 share options for the years ended December 31, 2020 and 2021, respectively, including the share options granted to Mr. Liu. No share option was granted in 2022 or 2023. JD Logistics also granted restricted share units to its employees, directors and consultants starting from July 2021 and granted 9,663,953, 41,570,538 and 55,937,435 restricted share units in 2021, 2022 and 2023, respectively. In October 2020, options to acquire 99,186,705 ordinary shares of JD Logistics with an exercise price of US$0.01 per share were granted to Mr. Liu according to the JD Logistics’s share incentive plan. The grant is subject to a 6-year vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date. Total share-based compensation expenses were RMB1,201 million, RMB961 million and RMB793 million (US$112 million) under JD Logistics’s share incentive plans for the years ended December 31, 2021, 2022 and 2023, respectively.

JD Health adopted its own share incentive plans in 2020, which permits the granting of stock options, restricted share units and other types of awards of JD Health to its employees, directors and consultants. JD Health granted 94,770,812 share options in 2020, including the share options granted to Mr. Liu. No share option was granted in 2021, 2022 or 2023. JD Health also granted restricted share units to its employees, directors and consultants starting from January 2021, and granted 80,582,712, 4,638,422 and 6,051,558 restricted share units in 2021, 2022 and 2023, respectively. In October 2020, options to acquire 53,042,516 ordinary shares of JD Health with an exercise price of US$0.0000005 per share were granted to Mr. Liu according to the JD Health’s share incentive plan. The grant is subject to a 6-year vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date. Total share-based compensation expenses were RMB2,561 million, RMB2,068 million and RMB1,778 million (US$250 million) under JD Health’s share incentive plans for the years ended December 31, 2021, 2022 and 2023, respectively.

JD Property adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Property to its employees, directors and consultants. JD Property granted 193,059,698 restricted share units to Mr. Liu for the year ended December 31, 2021. The restricted share units granted to Mr. Liu were fully vested on November 25, 2021. JD Property granted 108,399,512 and 11,348,777 share options to its employees, directors and consultants for the years ended December 31, 2022 and 2023, respectively. In October 2022, options to acquire 81,446,610 ordinary shares of JD Property with an exercise US$0.0000005 per share were granted to Mr. Liu according to the JD Property’ s share incentive plan, and the share options were fully vested on October 1, 2022. Total share-based compensation expenses were RMB467 million, RMB354 million and RMB34 million (US$5 million) under JD Property’s share incentive plan for the years ended December 31, 2021, 2022 and 2023, respectively.

JD Industrials adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Industrials to its employees, directors and consultants. JD Industrials granted 90,629,636 restricted share units to Mr. Liu for the year ended December 31, 2021. The restricted share units granted to Mr. Liu were fully vested on December 30, 2021. JD Industrials granted 2,660,000 and 47,915,455 share options to its employees, directors and consultants for the years ended December 31, 2022 and 2023, respectively. Total share-based compensation expenses were RMB684 million, RMB7 million and RMB180 million (US$25 million) under JD Industrials’s share incentive plan for the years ended December 31, 2021, 2022 and 2023, respectively.

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

•

overseeing the status of any material cybersecurity incidents or material risks from cybersecurity threats to us and maintaining oversight of the disclosure related to cybersecurity matters of the periodic reports; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Board Diversity Matrix

Board Diversity Matrix (as of March 31, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			—

D.	Employees

As of December 31, 2021, 2022 and 2023, we had a total of 385,357, 450,679 and 517,124 employees, respectively. The following is a breakdown of our employees as of December 31, 2023 by function:

Function	Number
Procurement	23,687
Warehouses	70,451
Delivery	355,018
Customer Service	27,157
Research and Development	14,128
Sales and Marketing	16,561
General and Administrative	10,122

TOTAL	517,124

*	The number of employees shown above excludes part-time staff and interns.

With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate.

We invest resources in the recruitment of employees in support of our fast-growing business operations. In 2023, we recruited new employees in connection with the expansion of our business, and we will continue to invest resources in training, managing and motivating our workforce. In 2023, we have invested a considerable amount of resources in employee career development and training. We have clear talent criteria and have applied them to the whole process of talent management. In the talent management activities throughout the year, we not only pay attention to the improvement of employees’ ability and quality, but also pay special attention to incentive development, in particularly emphasized the mindset of “contributor-oriented,” so that to enable all kinds of talents to have a “sense of goal” and “sense of fulfillment.” We lay special emphasis on the building of talent pipeline and the building of organizational cultural cohesion. We have established a comprehensive employee training and development system covering leadership, general competencies, and professional competencies. Our comprehensive training program covers corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. As of December 31, 2023, over 1,100 management trainees had undergone our dedicated management training program.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 3,060,465,925 ordinary shares outstanding as of March 31, 2024, comprising of (i) 2,737,299,301 Class A ordinary shares (excluding 122,968,412 Class A ordinary shares, which consisted of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased but not yet cancelled), and (ii) 323,166,624 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	37,374,550	(1)	305,630,780	(1)	343,005,330	(1)	11.2	(1)	70.5	(2)
Sandy Ran Xu	*		—		*		*		*
Ming Huang(3)	*		—		*		*		*
Louis T. Hsieh(4)	*		—		*		*		*
Dingbo Xu(5)	*		—		*		*		*
Caroline Scheufele(6)	*		—		*		*		*
Carol Yun Yau Li(7)	*		—		*		*		*
Ian Su Shan	*		—		*		*		*
Pang Zhang	*		—		*		*		*
All Directors and Executive Officers as a Group	37,943,764		305,630,780		343,574,544		11.2		70.6	(2)
Principal Shareholders:
Max Smart Limited(8)	22,974,550		305,630,780		328,605,330		10.7		66.7
Walmart(9)	289,053,746		—		289,053,746		9.4		3.1
Fortune Rising Holdings Limited(10)	—		17,535,844		17,535,844		0.6		3.8

*	Less than 1% of our total outstanding ordinary shares.
**

Except for Mr. Ming Huang, Mr. Louis T. Hsieh, Mr. Dingbo Xu, Ms. Caroline Scheufele and Ms. Carol Yun Yau Li, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)

Represents (i) 305,630,780 Class B ordinary shares directly held by Max Smart Limited, (ii) 11,487,275 ADSs, representing 22,974,550 Class A ordinary shares, held by Max Smart Limited, and (iii) 14,400,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after March 31, 2024. As of March 31, 2024, Mr. Liu has not exercised his right to acquire such Class A ordinary shares. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (8) below. The ordinary shares beneficially owned by Mr. Liu do not include 17,535,844 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (10) below.

(2)

The aggregate voting power includes the voting power with respect to the 17,535,844 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (10) below.

(3)	The business address of Mr. Huang is 22 W 66th Street, New York, NY 10023, United States.
(4)	The business address of Mr. Hsieh is The Harbourside, Tower 2, 37-B, I Austin Road West, Kowloon, Hong Kong.
(5)	The business address of Professor Xu is Building 20, Zhongguancun Software Park, 8 Dongbeiwang West Road, Haidian District, Beijing, China.
(6)	The business address of Ms. Scheufele is Chopard & Cie SA, Rue de Veyrot 8, 1217 Meyrin, Switzerland.
(7)	The business address of Ms. Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China.
(8)

Represents (i) 305,630,780 Class B ordinary shares directly held by Max Smart Limited and (ii) 11,487,275 ADSs, representing 22,974,550 Class A ordinary shares, held by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)

Based on the information provided by Walmart, represents (i) 144,952,250 Class A ordinary shares and (ii) 72,050,748 ADSs, representing144,101,496 Class A ordinary shares, owned jointly by (i) Walmart, a corporation organized under the laws of the State of Delaware, (ii) Newheight Holdings Ltd., or Newheight, a company organized under the laws of the Luxembourg, and (iii) Qomolangma Holdings Ltd., or Qomolangma, a company organized under the laws of the Luxembourg. Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma. The address of the principal business office of Walmart is 702 S.W. Eighth Street, Bentonville, Arkansas 72716. The address of the principal business office of both Newheight and Qomolangma is 46A, avenue J.F. Kennedy, L-1855 Luxembourg Grand-Duchy of Luxembourg R.C.S Luxembourg.

(10)

Represents 17,535,844 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plans, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2024, a total of 1,061,329,563 Class A ordinary shares were held by four record holders in the United States, and one of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 37.1% of our Class A ordinary shares on record, representing approximately 33.3% of our total issued shares on record as of March 31, 2024 (including shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, shares repurchased but not yet cancelled, and the Class A ordinary shares held in our Hong Kong register of members). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with the Consolidated Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in businesses such as value-added telecommunications service business in China. Due to these restrictions, we operate the relevant portion of our business through contractual arrangements with the consolidated variable interest entities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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

On June 29, 2022, we renewed the strategic cooperation agreement with Tencent for another period of three years. Tencent continues to offer us prominent Level 1 and Level 2 access points on its Weixin platform to provide traffic support, and we also continue to cooperate in a number of areas including communications, technology services, marketing and advertising, and membership services, among others. The value of such cooperation is to be paid or spent in cash and in the form of our shares combined over the next three years. As a part of the total consideration, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a consideration of up to US$220 million by reference to prevailing market prices at certain predetermined dates during the three-year period, of which 2,164,326 and 3,761,270 of our Class A ordinary shares were issued in July 2022 and May 2023, respectively.

Business Cooperation with Tencent. In 2021, we generated RMB248 million commission services revenues from cooperation on advertising business with Tencent, RMB553 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB5,010 million advertising resources and payment processing services from Tencent. Tencent ceased to be a related party of us since March 2022 when it completed the distribution of our Class A ordinary shares to its shareholders and reduced its shareholding in us. In the period from January to March 2022, we generated RMB44 million commission services revenues from cooperation on advertising business with Tencent, RMB77 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB1,314 million advertising resources and payment processing services from Tencent.

Agreements and Transactions Relating to JD Technology

On June 20, 2020, JD Technology adopted a dual class voting structure. The shares held by Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan, an entity controlled by Mr. Liu, were entitled to ten votes per share, while Mr. Liu and Suqian Linghang Fangyuan must abstain from voting on any related party transaction with JD Technology. As a result of this dual class voting structure, as of December 31, 2023, we held approximately 22.1% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 52.4% of the total voting power of JD Technology.

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

Business Transactions with JD Technology and its Subsidiaries

JD Technology is a related party controlled by our chairman of the board of directors, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Technology. In 2021, 2022 and 2023, we provided services and sold goods to JD Technology in a total amount of RMB882 million, RMB2,506 million and RMB1,696 million (US$239 million), respectively. In 2021, 2022 and 2023, we received payment processing and other services provided by JD Technology in the amount of RMB8,762 million, RMB11,494 million and RMB13,833 million (US$1,948 million), respectively. In 2021, 2022 and 2023, interest income in the amount of RMB253 million, RMB301 million and RMB287 million (US$40 million) was recognized in relation to the financial support provided to JD Technology by us, respectively. JD Technology performs the credit risk assessment services and earns fees for providing such services, and JD Technology purchases the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing to absorb the risks. In connection with the agreements, the total amount of over-due receivables related to the consumer financing sold from us to JD Technology were RMB77 million, RMB237 million and RMB240 million (US$34 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

We also transferred certain financial assets to JD Technology without recourse at fair value. The amount of accounts receivables transferred without recourse in 2021, 2022 and 2023 were RMB43,299 million, RMB50,282 million and RMB55,028 million (US$7,751 million), respectively, and were derecognized.

As of December 31, 2023, we had a total amount of RMB1,447 million (US$204 million) due to JD Technology.

Transactions with Our Equity Investees and Other Related Parties

Business Transaction and Non-compete Obligation with Dada. In April 2016, we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. On the completion date of the transaction, the traffic support, marketing and promotion services to be provided to Dada which had a fair value of approximately US$67 million were recorded as deferred revenues and would be recognized as net service revenues, and the non-compete obligation with Dada which had a fair value of approximately US$83 million were recorded as other liabilities and would be recognized as other income over a period of seven years on a straight-line basis starting from May 2016. In 2021 and the period from January to February, 2022, other income in the amount of RMB77 million and RMB13 million had been recognized, respectively. In 2021 and the period from January to February, 2022, we provided services and sold goods to Dada in a total amount of RMB523 million and RMB135 million, respectively, and in the same periods, we also received services from Dada in a total amount of RMB1,087 million and RMB212 million, respectively.

On March 22, 2021, we entered into a share subscription agreement through a subsidiary with Dada, and further entered into an amendment to share subscription agreement on February 25, 2022, under which Dada issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada, pursuant to which we will provide certain strategic resources to Dada, at a closing that occurred on February 28, 2022. Immediately following the closing, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. Dada ceased to be a related party of ours since February 2022. As of December 31, 2023, we owned approximately 53% issued and outstanding shares of Dada.

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

For the logistics facilities under the Property Funds that met the closing conditions, we recorded a disposal gain of RMB0.8 billion, RMB1.4 billion and RMB2.3 billion (US$0.3 billion) in 2021, 2022 and 2023, respectively. We will derecognize the remaining logistics facilities upon satisfaction of the hand-over condition. In addition, subsequent to the disposition, we have leased back the completed facilities from the Property Funds for operational purposes, and JD Property has started serving as the asset manager managing the Property Funds’ assets. We will also lease back some of the facilities that sale to the Property Funds for operational purposes when such facility has been completed. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” We received lease and property management services from the Property Funds in a total amount of RMB1,180 million, RMB1,249 million and RMB1,681 million (US$237 million) in 2021, 2022 and 2023, respectively. Interest income in the amount of RMB39 million, RMB43 million and RMB56 million (US$8 million) was recognized in 2021, 2022 and 2023, respectively, in connection with our financial support provided to the Property Funds. As of December 31, 2023, we had an amount of RMB1,563 million (US$220 million) due from the Property Funds.

Business Transactions with ATRenew and its subsidiaries, or ATRenew Group. ATRenew Group is an equity investee of us, and its ADSs commenced trading on the NYSE in June 2021. In June 2019, we completed an investment of approximately RMB3.38 billion in ATRenew, an online second-hand consumer electronics trading platform. In connection with this investment, we merged our Paipai Secondhand business with and into ATRenew with certain exclusive traffic resources for the next five years, and additionally invested a certain amount of cash in exchange for additional preferred shares of ATRenew. In September and December 2020, we completed further investment in existing and newly issued preferred shares of ATRenew for a cash consideration of RMB401 million. Upon the completion of the transaction, the traffic support, marketing and promotion services to be provided to ATRenew Group were recorded as deferred revenues and would be recognized as net service revenues over the cooperation period of five years on a straight-line basis starting from June 2019. In addition, we made an additional investment of RMB129 million in ATRenew in April 2021 and RMB321 million to acquire its ADSs in connection with its initial public offering in June 2021. The ADSs of ATRenew commenced trading on the New York Stock Exchange in June 2021. As of December 31, 2023, we owned approximately 34% issued and outstanding shares of ATRenew. As of December 31, 2023, we had a total amount of RMB182 million (US$26 million) deferred revenues in relation to traffic support, marketing and promotion services to be provided to ATRenew Group. In 2021, 2022 and 2023, we provided services and sold goods to ATRenew Group in a total amount of RMB894 million, RMB806 million and RMB845 million (US$119 million), respectively. In 2021, 2022 and 2023, we also received services from ATRenew Group in a total amount of RMB31 million, RMB4 million and nil, respectively. As of December 31, 2023, we had an amount of RMB53 million (US$7 million) due from ATRenew Group.

Our transactions with equity investees other than those discussed above were insignificant, individually or in the aggregate, in each of the past three fiscal years.

Our revenues from related parties, excluding those from the major related parties as described above, represented approximately 0.24%, 0.26% and 0.12% of total net revenues of our company for the years ended December 31, 2021, 2022 and 2023, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as described above, represented 0.17%, 0.13% and 0.12% of total operating expenses of our company for the years ended December 31, 2021, 2022 and 2023, respectively.

In addition, Mr. Richard Qiangdong Liu, our chairman of the board of directors, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to us, and we have agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.

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

As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract or other disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties. For example, in July and August 2019, Shanghai Gopher Asset Management Co., Ltd. and Noah (Shanghai) Financial Leasing Co., Ltd. filed two separate lawsuits in Shanghai, requesting the court to enforce the fulfillment of payment obligations by Jingdong Century, one of our subsidiaries, to Shanghai Gopher Asset Management Co., Ltd. and Noah (Shanghai) Financial Leasing Co., Ltd., respectively, under certain accounts receivable assignment confirmation letters allegedly signed by Jingdong Century. These two lawsuits relate to similar subject matters, and the plaintiffs allege that (i) Jingdong Century was a party to certain purchase agreements with its two suppliers, Guangdong Chengxing Holding Group Co., Ltd. and Guangdong Zhongcheng Industry Holding Co., Ltd., and has payment obligations to these two suppliers under these agreements; and (ii) Jingdong Century confirmed and agreed to certain accounts receivable assignment confirmation letters (by affixing its seal to the letter) delivered by the plaintiffs and the two suppliers when the two suppliers assigned their rights under the purchase agreements to the plaintiffs. Jingdong Century did not confirm the accounts receivable assignment confirmation letters as alleged by the plaintiffs. In addition, Jingdong Century’s corporate seal that was allegedly affixed to the purchase agreements and accounts receivable assignment confirmation letters as claimed in these two cases is inconsistent with the corporate seal of Jingdong Century filed with the competent PRC government authority. The two plaintiffs have amended their claims seeking an aggregate of RMB3.5 billion damages on the basis of tort liability. We believe these lawsuits are without merit and we will continue to defend ourselves vigorously. There is uncertainty, however, regarding the timing or ultimate resolution of these lawsuits and the other legal proceedings in which we are involved. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may be subject to legal, regulatory and/or administrative proceedings.”

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

In May 2022, our board of directors approved a cash dividend of US$0.63 per ordinary share, or US$1.26 per ADS, to holders of ordinary shares and holders of ADSs, respectively. The aggregate amount of the dividend was approximately US$2.0 billion. In March 2023, our board of directors approved a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the cash dividend was approximately US$1.0 billion. In March 2024, our board of directors approved an annual cash dividend for the year ended December 31, 2023 of US$0.38 per ordinary share, or US$0.76 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the dividend will be approximately US$1.2 billion. In addition, we have adopted an annual dividend policy, under which we may choose to declare and distribute a cash dividend each year, at an amount determined in relation to our financial performance in the previous fiscal year, among other factors. The determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, financial condition, business strategies and prospects, capital requirements, regulatory constraints to the extent relevant, availability of foreign currency and other considerations that the board deems relevant.

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.” Our RMB counter was launched and became effective since June 7, 2023 under the stock code “89618.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on Nasdaq since May 22, 2014 under the symbol “JD.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.” Our RMB counter was launched and became effective since June 7, 2023 under the stock code “89618.”

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

The following are summaries of material provisions of our current memorandum and articles of association, which were adopted by a special resolution passed at the annual general meeting of our company held on June 21, 2023, insofar as they relate to the material terms of our ordinary shares.

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

Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

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

Voting Rights. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our current memorandum and articles of association. In respect of matters requiring shareholders’ vote, on a poll, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, except for where any holder of such shares are required by the Hong Kong Listing Rules to abstain from voting to approve the matter under consideration. Voting at any shareholders’ meeting is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes of the issued and outstanding voting shares in our company present in person or by proxy.

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

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate. Our current memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting within six months (or such other period as may be permitted by the Hong Kong Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of the Company’s financial year, for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for up to 30 years);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

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

Other than in the ordinary course of business and other than those described under this item, “Item 4. Information on the Company” or “Item 7.B. Major Shareholders and Related Party Transactions-Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

The following is a general summary of certain Cayman Islands, PRC, Hong Kong S.A.R. and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, Hong Kong S.A.R. and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Provided that our Cayman Islands holding company, JD.com, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. STA Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. In addition, STA Public Notice 37 provided certain key changes to the previous withholding regime, such as (i) the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii) non-resident enterprises are not obligated to report tax to the authorities if their withholding agents fail to perform the withholding obligation is removed. However, there is uncertainty as to the application of STA Public Notice 37 and STA Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under STA Public Notice 37 and STA Circular 7 and we may be required to expend valuable resources to comply with STA Public Notice 37 and STA Circular 7 or to establish that we should not be taxed under STA Public Notice 37 and STA Circular 7. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong are subject to a two-tiered income tax rate for taxable income generated from operations in Hong Kong, effective on April 1, 2018. The first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. We make analysis on the foreign-derived income, mainly including dividend and interest, earned by our subsidiaries incorporated in Hong Kong, apply for an advance ruling with the Inland Revenue Department of Hong Kong for the income meeting exemption conditions and pay tax for the income subject to Hong Kong profits tax under the foreign-sourced income exemption regime.

Our principal register of members is maintained by our principal share registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Class A ordinary shares registered on our Hong Kong Share Register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.13% before November 17, 2023 and 0.1% on and after November 17, 2023 of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

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

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the Nasdaq Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we believe that we would be eligible for the benefits under the Treaty and that we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of the consolidated variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2023 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2023, and we do not expect to be classified as a PFIC in the current taxable year or the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

As an issuer listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2023, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F.

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

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Certain non-derivative instruments have been used to manage exposure in exchange rates. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs are traded in U.S. dollars.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and time deposits or wealth management products with maturities more than one year in marketable securities and other investments of RMB176.3 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments and time deposits or wealth management products with maturities more than one year in marketable securities and other investments of US$13.9 billion. Assuming we had converted RMB176.3 billion into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our U.S. dollar cash balance would have been US$38.8 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$36.2 billion instead. Assuming we had converted US$13.9 billion into RMB at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our RMB cash balance would have been RMB275.0 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB286.2 billion instead.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our ADSs are traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. Dollars.ADSs may be held either:

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2023, we were entitled to approximately US$6.4 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

Conversion between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares trade on the Hong Kong Stock Exchange in board lots of 50 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

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

Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, which we refer to as our Hong Kong share register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members will continue to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited.

All Class A ordinary shares offered in connection with our listing in Hong Kong are registered on our Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong Share Register will be able to convert these ordinary shares into ADSs, and vice versa.

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

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, Hong Kong, in exchange for ADSs.

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

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Class A ordinary shares on our Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on our Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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
(1)
for the periods indicated.

	For the year ended December 31,
	2022		2023
Audit fees (2)	US$	3,770,979	US$	3,989,139
Audit-related fees (3)	US$	6,090,913	US$	7,825,855
Tax fees (4)	US$	250,881	US$	445,950
All other fees (5)	US$	293,840	US$	172,417

Notes:

(1)
We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as external auditor for our annual report on Form
20-F,
and Deloitte Touche Tohmatsu
, Registered Public Interest Entity Auditor
in Hong Kong as external auditor for our HK annual report. Deloitte Touche Tohmatsu Certified Public Accountants LLP’s PCAOB ID is 1113.

(2)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2022 and 2023, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

Our board of directors has approved a new share repurchase program, effective on March 18, 2024, pursuant to which we may repurchase up to US$3.0 billion worth of our shares (including ADSs) over the next 36 months through March 2027.

The table below is a summary of our share repurchases in the periods indicated. All shares were repurchased in the open market pursuant to the share repurchase programs.

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Share	Total Number of Class A Ordinary Shares Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans*
March 1, 2023–March 31, 2023	7,678,980	19.94	7,678,980	1,710,395,700
November 1, 2023–November 30, 2023	6,306,030	14.01	6,306,030	1,622,018,709
December 1, 2023–December 31, 2023	8,693,970	13.20	8,693,970	1,507,297,563
March 1, 2024–March 17, 2024	48,230,474	13.38	48,230,474	862,104,645
March 18, 2024–March 31, 2024	39,273,924	13.58	39,273,924	2,466,741,017	**
Total	110,183,378	13.93	110,183,378	—

Notes:

*	For repurchases made under the 2020 share repurchase program, the dollar value in this column is based on US$3.0 billion after the adjustment of repurchase authorization.
**	The 2020 share repurchase program expired on March 17, 2024, and the repurchases since March 18, 2024 were made pursuant to the 2024 share repurchase program.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall enterprise risk management system. These procedures aim to identify, assess, and manage potential and existing cybersecurity threats. We have a strong inhouse IT and cybersecurity department, led by our cybersecurity officer, that identifies, assesses, and manages cybersecurity risks on a daily basis. We have ensured that our employees have full access to the basic knowledge and principles of information security, established a sound responding process and disposal mechanism for system security, external attacks and violations, and safeguarded the confidentiality of information and data of the enterprise, employees and customers, making sure information and data can only be obtained and used when necessary.

Besides, we engage external parties to conduct thorough assessments of our information systems. Our IT and cybersecurity department work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. We strive to ensure the highest standards and procedures to protect data and information security for billions of consumers, millions of merchants, large multinational businesses, and government users. To guarantee the secure operation of large-scale online promotional shopping events, such as “618” and “11.11,” digital security is paramount to ensuring smooth business operations. We will continue to apply advance security technologies to ensure the safety of users, enterprises, and industries and contribute to the healthy development of the information security ecosystem.

As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition. In 2023, we did not identify any violations of information security or privacy protection and did not receive any penalty for information security vulnerabilities or other network security breaches.

Governance

The ESG committee of our board of directors is responsible for overseeing risks related to cybersecurity. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In case a material cybersecurity occurs, the ESG committee is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. Our cybersecurity officer, who has over 10 years of experience as cybersecurity officer in large technology companies and extensive knowledge and skills in security products development, security risk management, and security compliance, is primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. The cybersecurity officer reports to our chief compliance officer and provides periodic updates to our strategy execution committee and the ESG committee on any material cybersecurity incidents or material risks arising from cybersecurity threats.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of JD.com, Inc., its subsidiaries and the consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-36450), furnished with the Securities and Exchange Commission on June 21, 2023)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.3	Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

2.4	Indenture, dated as of April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

2.5	First Supplemental Indenture, dated April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on April 29, 2016)

2.6	Form of US$500,000,000 3.875% Notes Due 2026 (included in Exhibit 2.5)

2.7	Second Supplemental Indenture, dated January 14, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on January 14, 2020)

2.8	Form of US$700,000,000 3.375% Notes due 2030 (included in Exhibit 2.7)

2.9	Form of US$300,000,000 4.125% Notes due 2050 (included in Exhibit 2.7)

2.10	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.11	Description of Class A Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.12	Description of the Registrant’s US$500,000,000 3.875% Notes Due 2026 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-210795) filed with the Securities and Exchange Commission on April 18, 2016 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on April 22, 2016 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.13	Description of the Registrant’s US$700,000,000 3.375% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

Exhibit Number	Description of Document

2.14	Description of the Registrant’s US$300,000,000 4.125% Notes due 2050 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

4.1	Amended and Restated Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Post-Effective Amendment No. 1 to the registration statement on Form S-8 (File No. 333-198578) and the registration statement on Form S-8 (File No. 333-229957) filed with the Securities and Exchange Commission on December 22, 2023)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4	English translation of the Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.5	English translation of Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.6	English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.7	English translation of the Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd., dated September 16, 2022 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.8	English translation of the Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

Exhibit Number	Description of Document

4.9	English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.10	English translation of the Loan Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.11	English translation of the Equity Pledge Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.12	English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.13	English translation of the Exclusive Technology Consulting and Service Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd., dated September 30, 2022 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.14	English translation of the Exclusive Purchase Option Agreement between Shanghai Shengdayuan Information Technology Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.15	English translation of the Business Operations Agreement between Shanghai Shengdayuan Information Technology Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.16	English translation of the Business Cooperation Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. and Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the business cooperation agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.17	English translation of the Exclusive Purchase Option Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

Exhibit Number	Description of Document

•  Schedule A of this exhibit includes information about the exclusive option agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.18	English translation of the Loan Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the loan agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.19	English translation of the Shareholders’ Rights Entrustment Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the shareholders’ rights entrustment agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.20	English translation of the Power of Attorney by the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the power of attorney substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.21	English translation of the Equity Pledge Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd. and the shareholders of Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the equity pledge agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant Exhibit

4.22	English translation of the Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the equity pledge agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

Exhibit Number	Description of Document

4.23	English translation of the Power of Attorney by the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the power of attorney substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.24	English translation of the Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the exclusive technology consulting and service agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.25	English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the business operations agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.26	English translation of the Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the exclusive purchase option agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.27	English translation of the Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jiasheng Investment Management Co., Ltd. dated October 17, 2022 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

•  Schedule A of this exhibit includes information about the loan agreements substantially in form as this exhibit that the Registrant entered into with certain other variable interest entities of the Registrant

4.28	Investor Rights Agreement between the Registrant and Newheight Holdings Ltd., dated June 20, 2016 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 1, 2017)

4.29	Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018) Exhibit

Exhibit Number	Description of Document

4.30	English summary of Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among DalianWanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.31	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.32	US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.33	Amended and Restated Agreement, dated as of November 9, 2020, between the Registrant and Jingdong Technology Holding Co., Ltd. regarding certain non-compete arrangements (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.34	Investment Agreement, dated as of June 25, 2020, among the Registrant, Jingdong Technology Holding Co., Ltd. and other parties named therein (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.35	English Summary of Equity Transfer and Capital Increase Agreement, dated August 12, 2020, among Kuayue Express Group Co., Ltd., Suqian JD Bohai Enterprise Management Co., Ltd. and other parties named thereto. (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.36†	Facilities Agreement, US$2,000,000,000 Term and Revolving Credit Facilities, dated December 29, 2021, between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.37	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited. (incorporated herein by reference to Exhibit 99.3 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.38	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited. (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.39	English Summary of Key Terms of the Founding Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant, Cui Weixing and Xue Xia (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.40	English Summary of Key Terms of the Management Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant and Certain Individuals (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

Exhibit Number	Description of Document

4.41	English Summary of Key Terms of the Minority Vendors Agreement, dated March 11, 2022, among a subsidiary of the Registrant and each of the 153 Minority Shareholders of Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.42	Subscription Agreement between JD Logistics, Inc. and a Subsidiary of the Registrant, dated March 25, 2022 (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.43	English Translation of Strategic Cooperation Agreement, dated as of June 29, 2022, among Shenzhen Tencent Computer Systems Co., Ltd., JD.com, Inc. and Chongqing Jingdong Haijia E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.44	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-276218), as amended, filed with the Securities and Exchange Commission on December 22, 2023)

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Shihui Partners

97*	Clawback Policy

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Executive Officer

Date: April 18, 2024

JD.com, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

F-2

Revenue recognition – product revenues — Refer to Notes 2.z to the financial statements
Critical Audit Matter Description
The Company recognizes product revenues from online retail business when the products are delivered and title is passed to customers. Because of the online nature of the business, the Company uses a suite of automated information technology (“IT”) systems to process and record its revenue transactions.
We identified product revenues as a critical audit matter considering the nature of the audit evidence obtained is largely dependent on the Company’s IT systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals and data analytics specialists to assist with the performance of certain procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s systems to process product revenues transactions included the following, among others:

•	With the assistance of our IT professionals, we:

•
Identified relevant IT systems used to process revenue transactions and tested the general IT controls over each of these IT systems, including testing of user access controls, change management controls, and data center & network operation controls.

•	Performed testing of relevant automated controls and interface controls of the relevant IT systems.

•	With the assistance of our data analytics specialists, we created data visualizations to analyze transactional revenue data for trends and reasonableness.

•	We tested relevant manual controls of the product revenues process.

•
We tested, on a sample basis, product revenues transactions, by agreeing the recorded revenues to supporting documents including but not limited to executed customer orders, product delivery evidence with acceptance by customers and cash collections to evaluate whether the revenues were properly recorded.

•
We performed substantive analytics procedures over product revenues by developing our own expected amounts based on cost of revenues data which is tested as part of our inventory substantive audit procedures.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 18, 2024
We have served as the Company’s auditor since 2019.

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report dated April 18, 2024 expressed an unqualified opinion on those financial statements.
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
/s/
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 18, 2024

F-4

JD.com, Inc.
Consolidated Balance Sheets

			As of December 31,
	Notes		2022	2023
			RMB	RMB	US$ Note 2(g)
			(in millions, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents			78,861	71,892	10,126
Restricted cash	4, 5		6,254	7,506	1,057
Short-term investments	5		141,095	118,254	16,656
Accounts receivable, net	9		20,576	20,302	2,859
Advance to suppliers			3,838	2,753	388
Inventories, net	10		77,949	68,058	9,586
Prepayments and other current assets			15,156	15,639	2,202
Amount due from related parties	29		6,142	2,114	298
Assets held for sale			1,203	1,292	182

Total current assets			351,074	307,810	43,354
Non-current assets
Property, equipment and software, net	11		55,080	70,035	9,864
Construction in progress	2(o	)	11,161	9,920	1,397
Intangible assets, net	13		9,139	6,935	977
Land use rights, net	12		33,848	39,563	5,572
Operating lease right-of-use assets	18		22,267	20,863	2,938
Goodwill	14		23,123	19,980	2,814
Investment in equity investees	8		57,641	56,746	7,993
Marketable securities and other investments	5		14,360	80,840	11,386
Deferred tax assets	21		1,536	1,744	246
Other non-current assets			16,021	14,522	2,045

Total non-current assets			244,176	321,148	45,232

Total assets			595,250	628,958	88,586

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

JD.com, Inc.
Consolidated Balance Sheets

			As of December 31,
	Notes		2022	2023
			RMB	RMB		US$ Note 2(g)
			(in millions, except share and per share data)
LIABILITIES
Current liabilities
(including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB27,450 million and RMB27,923 million as of December 31, 2022 and 2023, respectively. Note 1)

Short-term debts	32		12,146	5,034		709
Accounts payable	15		160,607	166,167		23,404
Advance from customers			33,713	31,625		4,454
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB431 million and RMB182 million as of December 31, 2022 and 2023, respectively)			3,351	2,097		295
Taxes payable			5,926	7,313		1,030
Amount due to related parties	29		488	1,620		228
Accrued expenses and other current liabilities	16		42,570	43,533		6,132
Operating lease liabilities	18		7,688	7,755		1,092
Liabilities held for sale			72	506		71

Total current liabilities			266,561	265,650		37,415
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB179 million and nil as of December 31, 2022 and 2023, respectively)			1,107	964		136
Unsecured senior notes	17		10,224	10,411		1,466
Deferred tax liabilities	21		6,511	9,267		1,305
Long-term borrowings	32		20,009	31,555		4,444
Operating lease liabilities	18		14,978	13,676		1,926
Other non-current liabilities			1,737	1,055		150

Total non-current liabilities			54,566	66,928		9,427

Total liabilities			321,127	332,578		46,842

Commitments and contingencies	33

MEZZANINE EQUITY			590	614		86

SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,793,298,344 Class A ordinary shares issued and 2,756,458,772 outstanding, 386,374,723 Class B ordinary shares issued and 379,220,475 outstanding as of December 31, 2022; 2,860,222,213 Class A ordinary shares issued and 2,820,978,543 outstanding, 323,212,124 Class B ordinary shares issued and 316,685,372 outstanding as of December 31, 2023.)	23		— *	—	*	—	*
Additional paid-in capital			184,041	184,204		25,945
Statutory reserves	2(oo	)	3,473	6,109		860
Treasury stock			(2,493)	(3,409)		(480)
Retained earnings			29,304	44,051		6,205
Accumulated other comprehensive income/( loss )	26		(959)	903		127

Total JD.com, Inc. shareholders’ equity			213,366	231,858		32,657
Non-controlling interests	2(d	)	60,167	63,908		9,001

Total shareholders’ equity			273,533	295,766		41,658

Total liabilities, mezzanine equity and shareholders’ equity			595,250	628,958		88,586

*	Absolute amount is less than RMB1 million.
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

		For the year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(g)
		(in millions, except share and per share data)

Net revenues
Net product revenues	2(z)	815,655	865,062	871,224	122,709
Net service revenues	2(z)	135,937	181,174	213,438	30,062

Total net revenues		951,592	1,046,236	1,084,662	152,771

Cost of revenues		(822,526)	(899,163)	(924,958)	(130,277)
Fulfillment		(59,055)	(63,011)	(64,558)	(9,093)
Marketing		(38,743)	(37,772)	(40,133)	(5,653)
Research and development		(16,332)	(16,893)	(16,393)	(2,309)
General and administrative		(11,562)	(11,053)	(9,710)	(1,368)
Impairment of goodwill	14	—	—	(3,143)	(443)
Impairment of long-lived assets	5	—	—	(2,025)	(285)
Gain on sale of development properties	19	767	1,379	2,283	322

Income from operations		4,141	19,723	26,025	3,665

Other income/(expense)
Share of results of equity investees	8	(4,918)	(2,195)	1,010	142
Interest expense		(1,213)	(2,106)	(2,881)	(406)
Others, net	20	(590)	(1,555)	7,496	1,056

Income/(loss) before tax		(2,580)	13,867	31,650	4,457
Income tax expenses	21	(1,887)	(4,176)	(8,393)	(1,182)

Net income/(loss)		(4,467)	9,691	23,257	3,275

Net loss attributable to non-controlling interests shareholders		(923)	(697)	(910)	(128)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders		16	8	—	—

Net income/(loss) attributable to the Company’s ordinary shareholders		(3,560)	10,380	24,167	3,403

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

		For the year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(g)
		(in millions, except share and per share data)
Net income/(loss)		(4,467)	9,691	23,257	3,275
Other comprehensive income/(loss):	26
Foreign currency translation adjustments		(2,872)	7,810	1,374	194

Total other comprehensive income/(loss)		(2,872)	7,810	1,374	194

Total comprehensive income/(loss)		(7,339)	17,501	24,631	3,469
Total comprehensive income/(loss) attributable to non-controlling interests shareholders		(1,253)	1,982	(1,398)	(197)
Total comprehensive income attributable to mezzanine equity classified as non-controlling interests shareholders		16	8	—	—

Total comprehensive income/(loss) attributable to the Company’s ordinary shareholders		(6,102)	15,511	26,029	3,666

Net income/(loss) per share	28
Basic		(1.15)	3.32	7.69	1.08
Diluted		(1.15)	3.21	7.61	1.07
Weighted average number of shares
Basic		3,107,436,665	3,125,571,110	3,144,233,160	3,144,233,160
Diluted		3,107,436,665	3,180,886,136	3,170,542,396	3,170,542,396
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

JD.com, Inc.
Consoli
d
ated Statements of Cash Flows

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)

Cash flows from operating activities:
Net income/(loss)	(4,467)	9,691	23,257	3,275
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	6,232	7,236	8,292	1,168
Share-based compensation	9,134	7,548	4,804	677
Losses from disposal of property, equipment and software	18	407	55	8
Gain from extinguishment of debt	—	(6)	—	—
Deferred income tax	(651)	(549)	869	122
Amortization of discounts and issuance costs of the unsecured senior notes	14	12	12	2
Impairment of goodwill	—	—	3,143	443
Impairment of long-lived assets	—	—	2,025	285
Allowance for doubtful accounts	708	926	641	90
Impairment of investments	574	1,969	3,043	429
Fair value change of long-term investments	7,252	4,096	855	120
(Gains)/losses from acquirements or disposals of business and investment	(140)	3,558	(89)	(13)
Gain on sale of development properties	(767)	(1,379)	(2,283)	(322)
Share of results of equity investees	4,918	2,195	(1,010)	(142)
Foreign exchange (gains)/losses	(42)	(114)	28	4
Changes in operating assets and liabilities:
Accounts receivable	(5,632)	(7,196)	(310)	(44)
Advance to suppliers	(107)	9	1,075	151
Inventories	(16,697)	(2,278)	9,891	1,393
Prepayments and other current assets	(2,539)	(1,969)	590	84
Amount due from related parties	(278)	1,763	(750)	(106)
Operating lease right-of-use assets	(4,045)	(525)	(273)	(38)
Other non-current assets	(1,701)	2,397	74	10
Accounts payable	32,585	17,658	4,614	650
Advance from customers	8,702	4,526	(2,088)	(294)
Deferred revenues	(243)	(319)	(1,397)	(197)
Taxes payable	(468)	3,206	1,311	185
Amount due to related parties	(66)	847	1,132	159
Accrued expenses and other current liabilities	5,257	3,295	2,149	303
Operating lease liabilities	4,180	705	529	75
Other non-current liabilities	570	110	(668)	(94)

Net cash provided by operating activities	42,301	57,819	59,521	8,383

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

JD.com, Inc.
Consolidated Stat
e
ments of Cash Flows

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)

Cash flows from investing activities:
Purchase of short-term investments	(167,684)	(180,291)	(193,605)	(27,269)
Maturity of short-term investments	113,362	165,093	217,184	30,590
Purchases of long-term time deposits and wealth management products	(160)	(3,019)	(74,924)	(10,553)
Maturity of long-term time deposits and wealth management products	—	30	—	—
Purchases of investment securities	(2,656)	—	—	—
Cash received from disposal of investment securities	13,165	6,348	8,318	1,172
Prepayments and investments in equity investees	(11,576)	(4,501)	(1,382)	(195)
Cash received from disposal of equity investments	407	412	387	55
Cash paid for loan originations	(82,197)	(77,577)	(75,761)	(10,671)
Cash received from loan repayments	80,561	77,732	75,986	10,702
Purchase of property, equipment and software	(5,562)	(5,495)	(4,025)	(567)
Disposal of equipment and other assets	1,765	1,418	130	18
Purchase of intangible assets	(23)	(10)	(3)	—
Cash paid for asset acquisitions, net of cash acquired	(1,603)	(2,170)	(5,468)	(770)
Purchase of land use rights	(7,825)	(5,236)	(4,981)	(702)
Cash paid for construction in progress	(8,868)	(12,172)	(11,006)	(1,550)
Cash received from sale of development properties	3,549	1,686	6,975	982
Cash paid for business combinations, net of cash acquired	(321)	(15,684)	—	—
Loans settled by/(provided to) JD Technology	(169)	(502)	3,328	469
Other investing activities	1,587	(88)	(696)	(97)

Net cash used in investing activities	(74,248)	(54,026)	(59,543)	(8,386)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
0

JD.com, Inc.
Consoli
d
ated Statements of Cash Flows

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)

Cash flows from financing activities:
Repurchase of ordinary shares	(5,246)	(1,823)	(2,497)	(352)
Proceeds from issuance of ordinary shares pursuant to share-based awards	62	1,043	33	5
Cash paid for dividends	—	(13,087)	(6,741)	(949)
Capital injection from non-controlling interest shareholders	27,662	8,020	1,835	258
Return of capital to non-controlling interests	(68)	(36)	—	—
Acquisition of additional equity interests in non-wholly owned subsidiaries	(775)	(4,581)	(778)	(110)
Proceeds from short-term borrowings	7,133	33,208	17,343	2,443
Repayment of short-term borrowings	(5,982)	(31,804)	(16,192)	(2,281)
Proceeds from long-term borrowings	—	14,101	13,157	1,853
Repayment of long-term borrowings	(29)	(3,635)	(11,195)	(1,577)
Repurchase and repayment of unsecured senior notes	(3,246)	(31)	—	—
Other financing activities	(8)	(195)	(773)	(108)

Net cash provided by /(used in) financing activities	19,503	1,180	(5,808)	(818)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(1,498)	3,490	125	17

Net increase/(decrease) in cash, cash equivalents, and restricted cash	(13,942)	8,463	(5,705)	(804)
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	90,635	76,693	85,156	11,994
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	116	—	41	6

Cash, cash equivalents, and restricted cash at beginning of year	90,519	76,693	85,115	11,988

Cash, cash equivalents, and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	76,693	85,156	79,451	11,190
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	—	41	53	7

Cash, cash equivalents, and restricted cash at end of year	76,693	85,115	79,398	11,183

Supplemental disclosure of cash flow information:
Cash paid for income taxes	(2,538)	(2,555)	(5,462)	(769)
Cash paid for interest	(1,221)	(2,393)	(2,808)	(395)
Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares in connection with strategic cooperation agreement with Tencent	463	448	472	66
Right-of-use assets acquired under operating leases	10,228	7,700	10,890	1,534
Acquisition of equity interest in Dada by strategic resources	—	1,606	249	35
The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Non- controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)

Balance as of December 31, 2020	3,129,793,833	—	*	(26,294,794)	(1,218)	153,358	1,533	(3,548)	37,418	16,943	204,486

Issuance of ordinary shares	1,914,998	—	*	—	—	463	—	—	—	—	463
Issuance of Class A ordinary shares reserved for future exercise/vesting of share-based awards	27,600,000	—	*	(27,600,000)	— *	—	—	—	—	—	—
Repurchase of ordinary shares	—	—		(20,429,654)	(5,246)	—	—	—	—	—	(5,246)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(16)	—	(16)
Exercise of share-based awards	—	—		1,962,856	252	(195)	—	—	—	(7)	50
Share-based compensation and vesting of share-based awards	—	—		23,844,410	3,244	2,124	—	—	—	4,902	10,270
Net loss	—	—		—	—	—	—	—	(3,544)	(923)	(4,467)
Foreign currency translation adjustments	—	—		—	—	—	—	(2,542)	—	(330)	(2,872)
Statutory reserves	—	—		—	—	—	53	—	(53)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	15,960	—	—	—	10,872	26,832
Conversion of JD Logistics preferred shares	—	—		—	—	11,799	—	—	—	4,604	16,403
Reorganization of JD Cloud & AI (Note 6, Note 8)	—	—		—	—	(901)	—	—	—	—	(901)
Acquisition of subsidiaries	—	—		—	—	—	—	—	—	600	600
Share of changes in the equity investee’s capital accounts	—	—		—	—	(30)	—	—	—	—	(30)

Balance as of December 31, 2021	3,159,308,831	—	*	(48,517,182)	(2,968)	182,578	1,586	(6,090)	33,805	36,661	245,572

Issuance of ordinary shares	2,164,236	—	*	—	—	448	—	—	—	—	448
Issuance of Class A ordinary shares reserved for future exercise/vesting of share-based awards	18,200,000	—	*	(18,200,000)	— *	—	—	—	—	—	—
Dividends	—	—		—	—	—	—	—	(12,994)	—	(12,994)
Repurchase of ordinary shares	—	—		(10,020,406)	(1,823)	—	—	—	—	—	(1,823)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(8)	—	(8)
Exercise of share-based awards	—	—		9,620,476	654	403	—	—	—	—	1,057
Share-based compensation and vesting of share-based awards	—	—		23,123,292	1,644	2,416	—	—	—	3,623	7,683
Net income/(loss)	—	—		—	—	—	—	—	10,388	(697)	9,691
Foreign currency translation adjustments	—	—		—	—	—	—	5,131	—	2,679	7,810
Statutory reserves	—	—		—	—	—	1,887	—	(1,887)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(1,801)	—	—	—	4,424	2,623
Acquisition of subsidiaries and assets	—	—		—	—	—	—	—	—	13,868	13,868
Disposal of subsidiaries	—	—		—	—	(1)	—	—	—	(391)	(392)
Share of changes in the equity investee’s capital accounts	—	—		—	—	(2)	—	—	—	—	(2)

Balance as of December 31, 2022	3,179,673,067	—	*	(43,993,820)	(2,493)	184,041	3,473	(959)	29,304	60,167	273,533

*	Absolute amount is less than RMB1 million.
The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)

Balance as of December 31, 2022	3,179,673,067	—	*	(43,993,820)	(2,493)	184,041	3,473	(959)	29,304	60,167	273,533

Issuance of ordinary shares	3,761,270	—	*	—	—	472	—	—	—	—	472
Dividends	—	—		—	—	—	—	—	(6,784)	—	(6,784)
Repurchase of ordinary shares	—	—		(22,678,980)	(2,497)	—	—	—	—	—	(2,497)
Exercise of share-based awards	—	—		1,485,726	120	(73)	—	—	—	—	47
Share-based compensation and vesting of share-based awards	—	—		19,416,652	1,461	453	—	—	—	2,958	4,872
Net income/(loss)	—	—		—	—	—	—	—	24,167	(910)	23,257
Translation adjustments and hedge of net investments in foreign operations, net of tax	—	—		—	—	—	—	1,862	—	(488)	1,374
Statutory reserves	—	—		—	—	—	2,636	—	(2,636)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(690)	—	—	—	2,181	1,491

Share of changes in the equity investee’s capital accounts	—	—		—	—	1	—	—	—	—	1

Balance as of December 31, 2023	3,183,434,337	—	*	(45,770,422)	(3,409)	184,204	6,109	903	44,051	63,908	295,766

*	Absolute amount is less than RMB1 million.
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
The Group operates
e-commerce
business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistics services. Leveraging its AI capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its leading logistics network, the Group provides integrated supply chain solutions and logistics services, primarily including warehousing and distribution services, express and freight services and other value-added services to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through JD Logistics, Inc. (“JD Logistics”), the Group’s logistics subsidiary. The Group also operates healthcare business through JD Health International Inc. (“JD Health”), establishes platform for developing and managing modern infrastructure through JINGDONG Property, Inc. (“JD Property”, formerly known as JD Property Group Corporation), empowers industrial development by supply chain technology and services through JINGDONG Industrials, Inc. (“JD Industrials”, formerly known as JD Industrial Technology Inc.) and provides on-demand
retail platform services and
on-demand
delivery services through Dada Nexus Limited (“Dada”).
The Company’s American depositary share (“ADS”) have been listed on the Nasdaq Global Select Market under the symbol “JD” and the Company’s ordinary shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) under the stock codes “
9618
(HKD counter)” and “
89618
(RMB counter)”.
The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries.

F-1
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)

As of December 31, 2023, the Company’s major subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries are as follows:

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
JD Logistics Holding Limited	63%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
JINGDONG Property, Inc.	75%	Cayman Islands, January 2012
JD Logistics, Inc.	63%	Cayman Islands, January 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD Asia Development Limited	75%	British Virgin Islands, February 2015
Suqian Hanbang Investment Management Co., Ltd.	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	63%	Shaanxi, China, May 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Property Holding Limited	100%	Cayman Islands, March 2018
Beijing Wodong Tianjun Information Technology Co., Ltd. (“Beijing Wodong Tianjun”)	100%	Beijing, China, May 2018
JD Health International Inc.	67%	Cayman Islands, November 2018
JD Jiankang Limited	100%	British Virgin Islands, April 2019
JD Industrial Technology Limited	100%	British Virgin Islands, October 2019
JINGDONG Industrials, Inc.	77%	Cayman Islands, November 2019
Jingdong Logistics Supply Chain Co., Ltd.	63%	Jiangsu, China, June 2020
Jiangsu Huiji Space Technology Co., Ltd. (“Jiangsu Huiji”)	100%	Jiangsu, China, March 2019
JD Sunflower Investment Limited	100%	British Virgin Islands, February 2016
Windcreek Limited	100%	British Virgin Islands, January 2016
Dada Nexus Limited (“Dada”)	53%	Cayman Islands, July 2014

Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017
Suqian Juhe Digital Enterprise Management Co., Ltd. (“Suqian Juhe”)		Jiangsu, China, June 2020

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012

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

F-16

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

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs (wh
e
re appropriate, the term “VIEs” also refers to its subsidiaries as a whole) structured by the Contractual Agreements, which have eliminated the intercompany transactions within the consolidated VIEs:

	As of December 31,
	2022	2023

	(RMB in millions)

Total assets	78,162	81,301
Total liabilities	74,553	74,855

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)

Total net revenues	117,419	134,516	145,795
Net income/(loss)	(3,069)	1,137	2,503

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)

Net cash provided by operating activities	1,593	5,434	3,291
Net cash provided by/(used in) investing activities	(10,089)	(4,498)	3,324
Net cash provided by/(used in) financing activities	11,611	(1,306)	(900)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	3,115	(370)	5,715
Cash, cash equivalents, and restricted cash at beginning of year	2,445	5,560	5,190

Cash, cash equivalents, and restricted cash at end of year	5,560	5,190	10,905

As of December 31, 2022 and 2023, the total assets of the consolidated VIEs excluding the intra-company balances and transactions within the Group were RMB71,527 million and RMB78,316 million, respectively, which were consisting of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, net, inventories, net, marketable
securities
 and other investments
, investment in equity investees, property, equipment and software, net, operating lease right-of-use
assets and prepayments and other
non-current
assets. As of December 31, 2022 and 2023, the total liabilities of the consolidated VIEs after eliminating the intra-company balances and transactions within the Group were RMB39,368 million and RMB40,607 million, respectively, which were consisting of short-term debts, accounts payable, operating lease liabilities, long-term borrowings, accrued expenses and other non-current
liabilities.
For the years ended December 31, 2021, 2022 and 2023, the total net revenues of the consolidated VIEs were RMB59,124 million, RMB72,666 million and RMB85,140 million, respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

F-
1
9

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the consolidated VIEs, and can have assets transferred out of the consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the consolidated VIEs that can be used only to settle their obligations except for registered capitals and the PRC statutory reserves of the consolidated VIEs amounting to

RMB3,378 million
as of December 31, 2023. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the consolidated VIEs. As of December 31, 2022 and 2023, the total shareholders’ equity of the consolidated VIEs was RMB3,609 million and RMB6,446 million, respectively.
Currently there is no contractual arrangement that could require the Group’s relevant PRC subsidiaries or the Group to provide additional financial support to the consolidated VIEs. As the Group conducts certain businesses in the Chinese mainland through the consolidated VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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
d.
Non-controlling
interests
For the Company’s subsidiaries and consolidated VIEs,
non-controlling
interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder.
Non-controlling
interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income/(loss) to distinguish the interests from that of the Company. With respect to impairment losses of goodwill and intangible assets of the Company’s subsidiaries and consolidated VIEs, the Company attributes impairment losses on the basis of the relative ownership interests of the parent and non
-
controlling shareholders.
e. Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor rebates and customer incentives, determination of the stand-alone selling price (“SSP”), the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, marketable securities and goodwill, allowance for doubtful accounts including expected credit losses, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets and the discount rate for lease. Actual results may differ materially from those estimates.

F-2
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

f. Foreign currency translation
The Group’s reporting currency is RMB. The functional currency of the Group’s entities incorporated in Cayman Islands, BVI, Hong Kong, Singapore and the United States of America generally is U.S. dollars (“US$”). The Group’s PRC subsidiaries and consolidated VIEs generally determined their functional currency to be RMB. The Group’s subsidiaries incorporated in other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of ASC Topic 830,
Foreign Currency Matters
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
The Company designates certain non-derivative instruments to hedge its net investments in certain foreign operations, to manage exposure in exchange rates. In December 2023, the Company designated the principal of its 8.3 billion
of RMB denominated debt to hedge its $US denominated net investment in a certain subsidiary with functional currency of RMB. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in “accumulated other comprehensive income/(loss)”, net of income taxes, while the ineffective portion and the operating costs are recognized in the consolidated statements of operations and comprehensive income/(loss). For the year ended December 31, 2023, the net investment hedge is deemed to be perfectly effective. The gain or loss on the hedging instrument that has been recognized directly in “accumulated other comprehensive income/(loss)” shall be recognized in the consolidated statements of operations and comprehensive income/(loss) when the disposal of the foreign subsidiary occurs.
g. Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.
h. Cash and cash equivalents
Cash and cash equivalents primarily consist of cash on hand, time deposits and highly liquid investments which have original maturities of three months or less.

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
j. Short-term investments
Short-term investments include wealth management products and time deposits placed with banks with original maturities longer than three months but less than one year and maturities less than one year. Wealth management products are certain deposits with variable interest rates or principal not-guaranteed
with certain financial institutions. The Group elects the fair value option to record wealth management products with variable interest rates as well as principal not guaranteed and deposits mainly indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC 825
Financial Instruments
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
The Group, in collaboration with Jingdong Technology Holding Co., Ltd. (“JD Technology”, formerly known as Jingdong Digits Technology Holding Co., Ltd), provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, where JD Technology performs the related credit assessment and is obligated to purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks and obtain the returns from such financing arrangements, as such, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Technology, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w).
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

l. Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income/(loss).
The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party merchants maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.
m. Loan receivables, net
Loan receivables represent the consumer financing, in collaboration with JD Technology, provided to qualified individual customers on the Group’s online marketplace. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Technology performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from 1 month to 24 months. As JD Technology is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks, no provision for doubtful accounts was recorded for the years ended December 31, 2021, 2022 and 2023. The loan receivables were measured at amortized cost and reported in the consolidated balance sheets at outstanding principal. As of December 31, 2022 and 2023, the loan receivables with the collection period less than one year amounting to RMB2,131 million and RMB1,711 million, respectively, were classified into prepayments and other current assets in the consolidated balance sheets. As of December 31, 2022 and 2023, the loan receivables with the collection period over one year amounting to RMB142 million and RMB251 million, respectively, were classified into other non-current
assets in the consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the consolidated statements of cash flows. The Group, in collaboration with JD Technology, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w).
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

Category	Estimated useful lives
Electronic equipment	3-5 years
Office equipment	5 years
Vehicles	3-6 years
Logistics, warehouse and other heavy equipment	5-10 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Software	3-5 years
Land	Indefinite
Building	30-40 years
Building improvement	5-10 years
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

o. Construction in progress
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2022 and 2023, construction in progress were primarily relating to the construction of office buildings and warehouses.
p. Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 18 to 70 years and represent the shorter of the estimated usage periods or the terms of the agreements.
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
The estimated useful lives of major intangible assets are as follows:

Category	Estimated useful lives
Non-compete	5-8 years
Domain names and trademarks	5-20 years
Customer relationship	3—10 years
Technology and others	3-10 years
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

s. Asset acquisition
When the Group acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on their cost, which generally includes the transaction costs of the asset acquisition. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values and does not give rise to goodwill.
For the year ended December 31, 2023, the Group entered into several transactions, which were accounted for as asset acquisitions, to acquire certain assets for development purpose, mainly including RMB5,997 million of property, equipment and software, net, RMB1,009 million of construction in progress and RMB2,638 million of land use rights.
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
Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) and its share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
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

t. Investment in equity investees (continued)
The Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU
2016-01,
Financial Instruments—Overall (Subtopic
825-10)—Recognition
and Measurement of Financial Assets and Financial Liabilities
(“ASU
2016-01”).
Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in “others, net” in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in “others, net” in the consolidated statements of operations and comprehensive income/(loss) if there is any. When the investments become qualified for use of the equity method, the Group remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applying the equity method, in accordance with ASU
2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).
u. Marketable securities and other investments
The Group invests in marketable equity securities and other investments to meet business objectives. The marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the consolidated balance sheets, the unrealized gains and losses on equity securities are recorded in “others, net” in the consolidated statements of operations and comprehensive income/(loss) under ASU
2016-01.
Other investments are comprised of time deposits placed with banks and wealth management products with maturities more than one year. For wealth management products with variable interest rates as well as principal not guaranteed and deposits mainly indexed to foreign exchange, the Group elected the fair value option to account for them at fair value with changes in fair value recorded under “others, net” in the consolidated statement of operations and comprehensive income/(loss). For wealth management products and deposits that earn fixed interest rate return only if the Group h
e
ld the securities to maturity, the Group classified them as held-to-maturity and recorded at amortized cost considering its positive intent and ability to hold them to maturity.
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
The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgment
is required to estimate return allowances. For online retail business with return conditions, the Group reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2022 and 2023, liabilities for return allowances were RMB743 million and RMB950 million, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB785 million and RMB989 million as of December 31, 2022 and 2023, respectively, and were included in “Prepayments and other current assets”.
The Group also sells prepaid cards which can be redeemed to purchase products sold on the JD Platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the consolidated balance sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. The Group recognizes revenues from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote in accordance with ASC 606.
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

z. Revenues (Continued)
Net Product Revenues
The Group recognizes the product revenues from the online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB492,592 million, RMB515,945 million and RMB538,799 million, and revenues from the sales of general merchandise products were RMB323,063 million, RMB349,117 million and RMB332,425 million, for the years ended December 31, 2021, 2022 and 2023, respectively. The Group’s net product revenues were mainly generated by the JD Retail segment.
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
The Group also provides
on-demand
retail platform services and
on-demand
delivery services through Dada. For
on-demand
retail platform services, the Group acts as an agent and charges the retailer a fixed rate commission fee based on the sales amount and commission fee revenues on a net basis at the point of delivery of merchandise upon successful sales. For on-demand
delivery services, the Group acts as an agent and recognizes revenues on a net basis at the point of delivery of merchandise. In addition, the Group fulfills the delivery needs of retailers and other business customers on Dada’s platforms, the Group has determined that it acts as the principal in these transactions and recognizes revenues on a gross basis at a fixed rate or a pre-determined
amount for each completed delivery.
Revenues from online marketplace and marketing services were RMB72,118 million, RMB81,970 million and RMB84,726 million for the years ended December 31, 2021, 2022 and 2023, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB63,819 million, RMB99,204 million and RMB128,712 million, for the years ended December 31, 2021, 2022 and 2023, respectively, which were mainly generated by the JD Logistics segment.

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
Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in current and non-current
deferred revenues and advance from customers in the Group’s consolidated balance sheets. As of December 31, 2022, the Group’s total unearned revenues were RMB33,325 million, of which RMB24,227 million was recognized as revenues for the year ended December 31, 2023. The Group’s total unearned revenues were RMB29,143 million as of December 31, 2023.
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

•
D Coupons are given to a customer upon current purchase or can be given for free to promote future purchases. This coupon requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The rights to purchase discounted products in the future does not represent a material rights to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenues on the future purchase.

•
J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and are to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered as a separate performance obligation within the scope of ASC 606, as J Coupons represent a material rights to the customer. Therefore, the delivered products and J Coupons awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative SSP of each performance obligation. The amount allocated to J Coupons is deferred and recognized when J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. For the years ended December 31, 2021, 2022 and 2023, the amounts of expired J Coupons were not material.

F-3
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

bb. Customer incentives and loyalty programs (Continued)

Registered customers may also earn J Beans, which were launched based on certain activities performed on the Group’s website by the customers and can be used against qualified purchases on JD Platform, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD Platform. The Group considers J Beans awarded to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2021, 2022 and 2023, the amounts of expired J Beans were not material.
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
ee. Fulfillment
Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The cost related to logistics services provided to third parties is classified in cost of revenues in the consolidated statements of operations and comprehensive income/(loss). Shipping cost included in fulfillment expenses amounted to RMB27,786 million, RMB28,958 million and RMB29,858 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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
Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace, are expensed as incurred, and totaled RMB32,704 million, RMB29,898 million and RMB31,761 million for the years ended December 31, 2021, 2022 and 2023, respectively.
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
non-current
in the consolidated balance sheets.
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

F-3
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

kk. Leases
In accordance with ASC Topic 842,
Leases
(“ASC 842”),
t
he Group
, using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients, categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.
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
ll. Comprehensive income/(loss)
Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented primarily includes net income/(loss) and foreign currency translation adjustments.
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
the
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
The Group consolidated Dada since February 28, 2022 and reported the results of Dada as a new standalone segment. The Group also consolidated China Logistics Property Holdings Co., Ltd. (“CNLP”) through JD Property since March 1, 2022 and reported the results of CNLP in the New Businesses segment. In addition, the Group has consolidated Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (“Deppon Holdco”) except the Excluded Business as defined in Note 7 since July 26, 2022 and reported the results of Deppon Holdco except the Excluded Business as defined in Note 7 in the JD Logistics segment. The Group now reports four segments, JD Retail, JD Logistics, Dada and New Businesses. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand
delivery and retail platform in China. New Businesses mainly include JD Property, Jingxi and overseas businesses.
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
In addition, in accordance with the PRC Company Laws, the consolidated VIEs, registered as Chinese domestic companies, must make appropriations from their after-tax
profits as determined under the PRC GAAP to
non-distributable
reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax
profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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
For the years ended December 31, 2021, 2022 and 2023, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the Chinese mainland was approximately RMB53 million, RMB1,887 million and RMB2,636 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.
pp. Recent accounting pronouncements
Recently adopted accounting pronouncements
In October 2021, the FASB issued ASU
2021-08,
which amends ASC 805 to “require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.” Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this update is intended “to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: a. Recognition of an acquired contract liability; b. Payment terms and their effect on subsequent revenue recognized by the acquirer.” For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Group adopted this update beginning January 1, 2023 and the impact was not material to the consolidated financial statements.
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
as amended by the ASU). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Group early adopted this update beginning January 1, 2023 and the impact was not material to the consolidated financial statements.
In September 2022, the FASB issued ASU
2022-04
to enhance transparency about an entity’s use of supplier finance programs. ASU
2022-04
requires the buyer in a supplier finance program to disclose qualitative and quantitative information about the program, and at a minimum, the following at least annually: (1) the key terms of the program, including payment terms and assets pledged as security or other forms of guarantees; (2) the amount of obligations outstanding at the end of the reporting period that the buyer has confirmed as valid; a description of where those obligations are presented in the balance sheet; rollforward information for the annual period showing the amount at the beginning of the period, the amount added during the period, the amount settled during the period , and the amount outstanding at the end of the period. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Group adopted this update beginning January 1, 2023 and the required information was disclosed in Note 15.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

pp. Recent accounting pronouncements (Continued)

Recently issued accounting pronouncements not yet adopted
On November 27, 2023, the FASB issued ASU
2023-07.
The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU
2023-07
are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.
On December 14, 2023, the FASB issued ASU
2023-09,
which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC
740-10-50-12
to require public business entities (“PBEs”) to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC
740-10-50-12A,
which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU’s guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end
PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

F-
39

JD.com, Inc.
Notes to the Consolidated Financial Statements

3.	Concentration and risks
Concentration of customers and suppliers
There are no customers nor suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2021, 2022 and 2023.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and 2023, majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments were held at major financial institutions located in the Chinese mainland and Hong Kong which the management believes are of high credit quality. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Technology performs the related credit assessment of the consumer financing receivables recorded in the Group’s consolidated balance sheets. JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.
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
 The Group’s cash and cash equivalents, restricted cash, short-term investments and time deposits with maturities more than one year recorded in marketable securities and other investments denominated in RMB that are subject to such government policies amounted to

R
MB146,152 million and RMB172,383 million as of December 31, 2022 and 2023, respectively.
Foreign currency exchange rate risk
The RMB has fluctuated against the US$, at times significantly and unpredictably during the reporting periods. The depreciation of the RMB against the US$ was approximately 8% and 2% for the years ended December 31, 2022 and 2023, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4.	Restricted cash
To meet the requirements of specific business operatio
n
s
,
 the Group held restricted cash
 primarily including secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee
.

F-4
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Fair value measurement
As of December 31, 2022 and 2023, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(RMB in millions)
Assets:
Restricted cash	6,254	—	6,254	—
Short-term investments
Wealth management products	71,496	—	71,496	—
Marketable securities and other investments
Listed equity securities	11,611	11,611	—	—
Wealth management products	2,649	—	2,649	—

Total assets	92,010	11,611	80,399	—

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(RMB in millions)
Assets:
Restricted cash	7,506	—	7,506	—
Short-term investments
Wealth management products	56,847	—	56,847	—
Marketable securities and other investments
Listed equity securities	2,765	2,765	—	—
Wealth management products	2,808	—	2,808	—

Total assets	69,926	2,765	67,161	—

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
Short-term investments
Wealth
management
products
with maturities of within one year. The Group elected the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year and accounted them at fair value since 2021. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the years ended December 31, 2022 and 2023, gain of RMB1,921 million and RMB2,092 million resulting from changes in fair value of the wealth management products under fair value option was recorded in “others, net” in the consolidated statements of operations and comprehensive income/(loss), respectively.

F-4
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Fair value measurement (Continued)

Marketable securities and other investments
Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
For the years ended December 31, 2021, 2022 and 2023, the unrealized losses of the listed equity
securities
were
RMB9,344 million, RMB4,304 million and RMB379 million,
respectively, which are recognized in “others, net” in the consolidated statements of operations and comprehensive income/(loss).
The material marketable securities are set out as below:
Historically, the Group invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB5,000 million. In 2022, the Group sold approximately 15.2% of its investments in China Unicom. For the years ended December 31, 2021 and 2022, the unrealized gain/(loss) related to the investment in China Unicom was a loss of RMB388 million and a gain of RMB341 million, respectively. In 2023, the Group sold all
its
remaining

investment in China Unicom. The realized loss over the entire period of holding this investment is RMB1,243 million.
Historically, the Group invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB3,917 million. For the year ended December 31, 2021, the unrealized loss related to the investment in Vipshop was RMB6,560 million. In 2022, the Group sold all
its investment in Vipshop. The realized loss over the entire period of holding this investment is RMB839 million.
Historically, the Group invested in ESR Cayman Limited (“ESR”) with a total consideration of RMB1,952 million and accounted for the investment in ESR at fair value upon its completion of initial public offering (“IPO”) on the HKEX. In 2022, the Group sold approximately
 6.3% of its remaining investment in ESR. For the years ended December 31, 2021 and 2022, the unrealized loss related to the investment in ESR was RMB396 million and RMB1,722 million, respectively. In 2023, the Group sold all
its

remaining
 investment in ESR. The realized gain over the entire period of holding this investment is RMB715 million.
Wealth
management
products
with maturities of more than one year. The Group elected the fair value option to record wealth management products with variable interest rates with maturities more than one year and accounted them at fair value. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the year
s
ended December 31, 2022 and 2023, losses of RMB137 and RMB25 million resulting from changes in fair value of the wealth management products under fair value option were recorded in “others, net” in the consolidated statements of operations and comprehensive income/(loss), respectively.

F-4
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Fair value measurement (Continued)

Other financial instruments
The followings are other material financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Time deposits. Time deposits with original maturities of three months or less, original maturities of longer than three months and maturities of less than one year, and maturities of longer than one year have been classified as cash equivalents, short-term investments and marketable securities and other investments in the consolidated balance sheets, respectively. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy.
As of December 31, 2022 and 2023, the fair value of time deposits classified as cash equivalents and short-term investments amounted to RMB86,780 million and RMB59,452 million, respectively. As of December 31, 2022 and 2023, the fair value of time deposits classified as marketable securities and other investments amounted to
RM
B
100

million and RMB67,426
million, respectively. The carrying value of time deposits approximates to fair value.
Held-to-maturity
debt securities. Wealth management products that the Group has positive intent and ability to hold to maturity are accounted for as held-to-maturity
debt securities. The fair value of the Group’s
held-to-maturity
debt securities is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2022 and 2023, the fair value of held-to-maturity
debt securities recorded in short-term investments amounted to
RMB4,725 million and RMB4,476
million, respectively. As of December 31, 2023, the fair value of held-to-maturity debt securities with maturities longer than one year recorded in “marketable securities and other investments” amounted to RMB7,836 million. The carrying value of held-to-maturity debt securities approximates to fair value.
Unsecured senior notes. The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy. As of December 31, 2022 and 2023, the fair value of unsecured senior notes amounted to RMB9,045 million and RMB9,445 million, respectively.
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

Assets and liabilities measured at fair value on a nonrecurring basis
Long-lived assets. When impairment indicators are identified, the Group evaluates the impairment by comparing the carrying value of the asset or the asset group with its fair value. The fair value of the asset or asset group is determined using income approach, market approach or term & reversion method with unobservable inputs (Level 3), depending on the underlying nature of the asset or the asset group. The impairment losses of RMB2,025 million were recorded in “impairment of long-lived assets” in the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2023. The major impairment of long-loved assets were disclosed in Note 11, Note 12 and Note 13.
Goodwill. The Group tested for impairment on an annual basis as of December 31, and in between annual tests when the impairment indicators occur. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The impairment loss was recorded in “impairment of goodwill” in the consolidated statements of operations and comprehensive income/(loss) and disclosed in Note 14.
Investment in equity investees. Investments in privately held companies and publicly traded companies included in investment in equity investees in the consolidated balance sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. In determining the investments in privately held companies without readily determinable fair value over which the Group identified impairment indicators, income approach or market approach was used, if applicable, which requires management to
u
se
unobservable inputs (
Level
3
), mainly including the estimates of future cash flows, discount rate, terminal growth rate, selection of comparable companies and multiples and estimated discount for lack of marketability.
The impairment
loss
of RMB119 million, RMB504 million and RMB2,856 million were recorded in others, net in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the accumulated impairment of the Group’s investments in privately held companies under the Measurement Alternative was RMB2,610 million and RMB5,132 million, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies (Level 1) and privately held companies accounted for under the equity method (Level 3) and associated impairment charges are discussed in Note 8.

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
Pursuant to the supplemental agreement entered between JD Technology and its shareholders in June 2020, upon certain redemption events of JD Technology, the Group and Suqian Dongtai Jinrong Investment Management Center, Suqian Mingjin Chuangyuan Enterprise Management Consulting Partnership, Mr. Richard Qiangdong Liu have the obligation to make up the shortfall (if any) of the redemption price to the other shareholders of JD Technology when all other means are exhausted, and the shortfall is capped by the proceeds from the sales of the guarantor’s shares of JD Technology. As the Group and JD Technology both are entities under common control of Mr. Richard Qiangdong Liu, the Group is therefore exempted from recording a guarantee liability in its consolidated financial statements. Based on the Group’s assessment, the chance to settle the guarantee obligation by the Group is not probable as of December 31, 2023.
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
as of
the
date of
acquisition.
Goodwill arising from the acquisition of Dada was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and assigned to Dada reporting unit of RMB3,143 million and JD Retail reporting unit of RMB1,399 million on the basis of the expected synergies from the acquisition of Dada. Goodwill arising from the acquisition is not expected to be deductible for tax purposes.

F-4
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

7.	Business acquisition (Continued)

Acquisition of Dada (Continued)

Had the acquisition date of Dada been January 1, 2021, the revenue
s
and net loss of the Group would have been RMB956.8 billion and RMB6.3 billion in 2021, respectively, and the revenue
s
and net income of the Group would have been RMB1,047.2 billion and RMB9.5 billion in 2022, respectively. The pro-forma
information is for illustrative purposes only and is not necessarily an indication of revenue
s
and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2021, nor is it intended to be a projection of future results. The pro-forma
amounts have been calculated after adjusting the results of Dada to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2021.
Acquisition of CNLP
In September 2021, the Group, through JD Property, entered into a sale and purchase agreement to acquire additional shares of CNLP, which is principally engaged in the leasing of storage facilities and the related management services and was listed on the Main Board of the HKEX, representing approximately 26.38% of the issued share capital of CNLP. In accordance with relevant listing rules, JD Property was required to make an offer for all the issued shares of CNLP and an offer for all the outstanding convertible bonds of CNLP. As of March 1, 2022, JD Property obtained all the outstanding convertible bonds and certain number of CNLP’s issued and outstanding shares with a cash consideration of HK$13,066 million. The Group obtained control of CNLP since it assigned all the board members of CNLP on March 1, 2022 and held approximately 80% of shareholding interests. Prior to the acquisition, the Group held 10.6% of the issued share capital of CNLP and measured its investment in CNLP at fair value. The fair value of the previously held equity interests was determined by the market price of shares of CNLP as of
the
date of
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

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities assumed as of the date of acquisition is summarized as follows:

Amounts
(RMB in millions)

Net assets acquired	4,309
Appreciation of property, equipment and software, construction in progress and land use rights	10,908
Goodwill	1,586
Deferred tax liabilities	(2,679)
Non-controlling interests	(2,293)

Total	11,831

Net assets acquired primarily consisted of property, equipment and software, construction in progress and land use rights of RMB12,026 million and borrowings of RMB8,886 million as of the date of acquisition. Fair value of the non-controlling
interests was determined based on the market price of shares of CNLP as of
the
date of
acquisition.
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

Acquisition of CNLP (Continued)

From March to July 2022, the Group acquired the remaining equity interest in CNLP with a total consideration of HK$3,072 million (RMB2,637 million), which is treated as an equity transaction. CNLP was privatized on July 15, 2022. Upon completion of the transaction, CNLP became a wholly-owned subsidiary of the Company.
Results of operations attributable to the acquisition of CNLP and pro forma results of operations for the acquisition of CNLP have not been presented because they are not material to the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2021 and 2022.
Acquisition of Deppon Holdco
On March 11, 2022, the Group, through a subsidiary of JD Logistics, entered into a series of agreements with the shareholders of Deppon Holdco, in relation to the acquisition of approximately 99.99% equity interest of Deppon Holdco, which in turn holds approximately 66.5% of the issued share capital of Deppon Logistics Co., Ltd (“Deppon”), for a total consideration of approximately RMB8,976 million. Deppon is a company established under the laws of the PRC, the shares of which are listed on the Shanghai Stock Exchange (stock code: 603056). Deppon is an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management. The acquisition was completed on July 26, 2022. Upon completion of the transaction, Deppon Holdco became a consolidated subsidiary of the Group.
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

8

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
as of
the
date of
acquisition.
The fair value of the trade receivables acquired was RMB2,101 million as of
the date of acquisition. The best estimate
as of the date of
acquisition of the contractual cash flows not expected to be collected was not material.
Goodwill arising from the acquisition of Deppon Holdco was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and recorded in JD Logistics segment. Goodwill arising on the acquisition is not expected to be deductible for tax purposes.
In March 2022, the Group and Mr. Weixing Cui, one of the founding vendors of Deppon, entered into an option agreement in relation to the 43,009,184 shares of Deppon (the “Option Shares”) pledged to the Group, whereas Mr. Weixing Cui shall have the right to cause the Group to purchase all (but not less than all) of the Option Shares at put option price. The exercise of the put option is subject to certain conditions as set out in the option agreement, which is not solely within the control of JD Logistics. The Option Shares were recorded as redeemable non-controlling
interests under mezzanine equity in amount of RMB589 million as of
the
date of
acquisition.
Had the acquisition date of Deppon been January 1, 2021, the revenue
s
and net loss of the Group would have been RMB982.8 billion and RMB4.5 billion in 2021, respectively, and the revenue
s
and net income of the Group would have been RMB1,063.2 billion and RMB9.7 billion in 2022, respectively. The pro-forma
information is for illustrative purposes only and is not necessarily an indication of revenue
s
and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2021, nor is it intended to be a projection of future results. The pro-forma
amounts have been calculated after adjusting the results of Deppon to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2021.
The consideration of the acquisition shall be settled in installments. As of December 31, 2023, deferred consideration payables of RMB445 million were
recorded in “Accrued expenses and other current liabilities”.
The related transaction costs of these business combinations are not material to the consolidated financial statements.

F-
49

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees
Measurement Alternative and NAV practical expedient
The carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was RMB20,707 million and RMB18,153 million as of December 31, 2022 and 2023, respectively, and the carrying amount of the Group’s investments under NAV practical expedient was RMB7,982 million and RMB8,133 million as of December 31, 2022 and 2023, respectively. For the years ended December 31, 2021, 2022 and 2023, the Group invested RMB4,787 million, RMB1,683 million and RMB346 million in multiple private companies and private equity funds accounted for under the Measurement Alternative and NAV practical expedient, respectively, which may have operational synergy with the Group’s core business. During the years ended December 31, 2021, 2022 and 2023, fair value changes recognized for equity investments which were measured using the Measurement Alternative, excluding the gain from fair value change recognized on ATRenew Inc. (“ATRenew”, formerly known as AiHuiShou International Co., Ltd.) for the year ended December 31, 2021, and NAV practical expedient were not significant, respectively.
Equity method
As of December 31, 2023, the Group’s investments accounted for under the equity method totaled RMB30,460 million (as of December 31, 2022: RMB28,952 million), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB3,426 million and investment in JD Technology amounting to RMB13,423 million. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.
Investment in Yonghui
Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. As of December 31, 2023, total consideration for the investment in Yonghui was RMB6,462 million in cash. The Group held approximately 13.4% of Yonghui’s issued and outstanding shares and accounted for the investment in Yonghui using the equity method as the Group obtained significant influence by the rights to nominate one board member out of nine. The Group received dividend of RMB25 million, RMB24 million from Yonghui for the years ended December 31, 2021
 and
2022, respectively, which have been recorded as a reduction to the carrying amount of investment in Yonghui.
Investment in Yonghui is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31,
	2022	2023

	(RMB in millions)
Carrying value of investment in Yonghui’s ordinary shares	4,056	3,426
Proportionate share of Yonghui’s net tangible and intangible assets	1,768	1,477

Positive basis difference	2,288	1,949

Positive basis difference has been assigned to:
Goodwill(*)	1,111	845
Amortizable intangible assets (**)	1,569	1,472
Deferred tax liabilities	(392)	(368)

	2,288	1,949

(*)
In the third quarter of 2021 and fourth quarter of 2023, the Group conducted impairment assessments on its investment in Yonghui considering the duration and severity of the decline of Yonghui’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charges of RMB1,492 million and RMB266 million, respectively, to write down the carrying value of its investment in Yonghui to its fair value, based on quoted closing prices of Yonghui as of September 30, 2021 and December 31, 2023.

(**)	As of December 31, 2023, the weighted average remaining life of the amortizable intangible assets not included in Yonghui’s consolidated financial statements was 12 years.
As of December 31, 2022 and 2023, the market value of the Group’s investment in Yonghui was RMB4,435 million and RMB3,426 million based on its quoted closing price, respectively.

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
Investment in ATRenew

ATRenew is a leading technology-driven pre-owned consumer electronics transactions and services platform in China. Historically, the Company invested ATRenew’s preferred shares amounted to
RMB4,270
million and accounted for the investment under the Measurement Alternative.

F-5
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees (Continued)

Equity method (Continued)

Investment in ATRenew (Continued)

On June 18, 2021, ATRenew completed its initial public offering on the Nasdaq Stock Market (“ATRenew IPO”), upon which the preferred shares investment in ATRenew were converted to ordinary shares in entirety. Pursuant to ASU
2020-01,
the Group remeasured its previously held interest based on the observable price in orderly transactions and recorded a gain from fair value change of RMB2,305 million in others, net in the consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2021. Concurrently, the Group subscribed additional 2,333,333 ordinary shares of ATRenew with cash consideration of RMB321 million. Upon the offering, the Group held approximately 34% of ATRenew’s issued and outstanding shares and had two out of seven board seats. Accordingly, investment in ATRenew’s ordinary shares was accounted for using the equity method as the Group obtained significant influence. In December 2021, the Group purchased additional ordinary shares of ATRenew with cash consideration of RMB41 million.
The investment in ATRenew is accounted for using the equity method with the investment cost allocated as follows:

	As of December 31,
	2022	2023

	(RMB in millions)
Carrying value of investment in ATRenew’s ordinary shares	1,449	677
Proportionate share of ATRenew’s net tangible and intangible assets	2,080	1,308

N egative basis difference	(631)	(631)

Negative basis difference has been assigned to:
Amortizable intangible assets (**)	(450)	(450)
Deferred tax liabilities	(181)	(181)

	(631)	(631)

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

(**)
As of December 31, 2023, the negative basis difference between carrying value of investment in ATRenew and proportionate share of ATRenew’s net tangible and intangible assets was RMB631 million. This difference would not be amortized.

As of December 31, 2022 and 2023, the market value of the Group’s investment in ATRenew was RMB1,505 million and RMB1,017 million based on its quoted closing price, respectively.
The Group recorded its share of the profits and losses of Yonghui, JD Technology and ATRenew one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.

F-5
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

8.	Investment in equity investees (Continued)

Equity method (Continued)

The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule
4-08
of Regulation
S-X:

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)

Revenues	145,582	160,554	149,237
Gross profit	39,736	47,369	48,134
Income/(loss) from operations	1,877	(2,158)	(274)
Net loss	(250)	(1,583)	(1,733)
Net income/(loss) attributable to the investees’ ordinary shareholders	675	(1,327)	(1,506)

	As of December 31,
	2022	2023

	(RMB in millions)

Current assets	149,946	155,283
Non-current assets	142,288	145,171
Current liabilities	116,158	118,886
Non-current liabilities	54,494	50,228
Non-controlling interests	623	359
The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the equity method investments of RMB5,514 million, RMB1,316 million and RMB266 million were recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income/(loss) for the years ended December 31, 2021, 2022 and 2023, respectively. The valuation of impairment in privately held companies under the Measurement Alternative is discussed in Note 5.

F-5
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

9.	Accounts receivable, net
Accounts receivable, net consist of the following:

	As of December 31,
	2022	2023

	(RMB in millions)
Logistics receivables	11,063	12,305
Online retail and online marketplace receivables (*)	9,982	8,842
Advertising receivables and others	1,113	1,043

Accounts receivable	22,158	22,190
Allowance for doubtful accounts	(1,582)	(1,888)

Accounts receivable, net	20,576	20,302

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Balance at beginning of the year	(566)	(1,034)	(1,582)
Additions	(535)	(615)	(542)
Write-off	67	67	236

Balance at end of the year	(1,034)	(1,582)	(1,888)

(*)
The accounts receivable in relation to consumer financing business is included in online retail and online marketplace receivables. As JD Technology performs credit risk assessment services for the individuals and purchases the past-due receivables from the Group at carrying values to absorb the risks and obtain the returns from such financing arrangements
, no allowance
for doubtful accounts in relation to consumer financing receivables was provided.

10.	Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2022	2023

	(RMB in millions)
Products	80,966	71,297
Packing materials and others	1,098	1,131

Inventories	82,064	72,428
Inventory valuation allowance	(4,115)	(4,370)

Inventories, net	77,949	68,058

F-5
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

11.	Property, equipment and software, net
Property, equipment a
n
d software, net consist of the following:

	As of December 31,
	2022	2023

	(RMB in millions)
Electronic equipment	2,663	2,644
Land, building and building improvement	40,642	56,445
Logistics, warehouse and other heavy equipment	14,097	16,653
Vehicles	5,743	7,268
Leasehold improvement	4,550	5,117
Office equipment	640	696
Software	1,033	1,049

Total	69,368	89,872
Less: accumulated depreciation and impairment	(14,288)	(19,837)

Net book value	55,080	70,035

Depreciation expenses were RMB5,000 million, RMB5,295 million and RMB6,088 million for the years ended December 31, 2021, 2022 and 2023, respectively. No material impairment loss
was recorded for the years ended December 31, 2021 and 2022, respectively. For the year ended December 31, 2023, the Group recorded impairment loss of RMB819 million.

12.	Land use rights, net
Land use rights, net consist of the following:

	As of December 31,
	2022	2023

	(RMB in millions)
Land use rights	35,481	42,219
Less: accumulated amortization and impairment	(1,633)	(2,656)

Net book value	33,848	39,563

Amortization expenses for land use rights were RMB276 million, RMB693 million and RMB900 million for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment loss
was recorded for the years ended December 31, 2021 and 2022, respectively. For the year ended December 31, 2023, the Group recorded impairment loss of RMB210 million.
As of December 31, 2023, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ended December 31,
	2024	2025	2026	2027	2028	2029 and thereafter

	(RMB in millions)
Amortization expenses	944	944	944	943	943	34,845

F-5
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

13.	Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31, 2022
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount

	Year	(RMB in millions)
Non-compete	8.0	2,467	(2,279)	—	188
Domain names and trademarks	17.8	6,756	(1,440)	(27)	5,289
Customer relationship	8.7	2,823	(765)	(60)	1,998
Technology and others	5.4	2,890	(1,141)	(85)	1,664

Total	12.1	14,936	(5,625)	(172)	9,139

	As of December 31, 2023
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount

	Year	(RMB in millions)
Non-compete	8.0	2,467	(2,407)	—	60
Domain names and trademarks	17.8	6,756	(1,855)	(551)	4,350
Customer relationship	8.7	2,823	(1,087)	(60)	1,676
Technology and others	5.4	2,842	(1,546)	(447)	849

Total	12.1	14,888	(6,895)	(1,058)	6,935

Amortization expenses for intangible assets were RMB956 million, RMB1,248 million and RMB1,304 million for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment loss
was recorded for the years ended December 31, 2021 and 2022, respectively. For the year ended December 31, 2023, the Group recorded an impairment loss of RMB902 million for the intangible assets identified
from the acquisition of Dada.
As of December 31, 2023, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2024	2025	2026	2027	2028	2029 and thereafter

	(RMB in millions)

Amortization expenses	1,173	897	738	699	568	2,860

F-5
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

14.	Goodwill
The changes in the carrying amount of g
o
odwill are as follows:

	JD Retail	JD Logistics	Dada	New Businesses	Total

	(RMB in millions)
Transaction in 2021
Additions	1,529	—	—	—	1,529
Balance as of December 31, 2021
Goodwill	10,807	1,633	—	2,593	15,033
Accumulated impairment loss	(7)	—	—	(2,593)	(2,600)

	10,800	1,633	—	—	12,433

Transaction in 2022
Additions	1,399	5,350	3,143	1,586	11,478
Disposal of a subsidiary	(788)	—	—	—	(788)
Balance as of December 31, 2022
Goodwill	11,418	6,983	3,143	4,179	25,723
Accumulated impairment loss	(7)	—	—	(2,593)	(2,600)

	11,411	6,983	3,143	1,586	23,123

Transaction in 2023
Impairment	—	—	(3,143)	—	(3,143)
Balance as of December 31, 2023
Goodwill	11,418	6,983	3,143	4,179	25,723
Accumulated impairment loss	(7)	—	(3,143)	(2,593)	(5,743)

	11,411	6,983	—	1,586	19,980

No
impairment loss of goodwill was recorded for the years ended December 31, 2021 and 2022, respectively. For the year ended December 31, 2023, considered duration and severity of the decline of Dada’s stock price, the Company assessed
that it is more likely than not that the fair value of Dada reporting unit is less than its carrying amount and performed quantitative impairment test on Dada reporting unit. The fair value of Dada was determined based on the discounted cash flow analysis using the following significant assumptions (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a long-term future growth rate; and (c) a discount rate. As a result, the fair value of Dada reporting unit was estimated to be below the carrying value and the Group recorded a
RMB3,143
million goodwill impairment
for
the year ended December 31, 2023.

15.	Accounts payable
Accounts payable consist of the following:

	As of December 31,
	2022	2023

	(RMB in millions)
Vendor payable	126,821	131,421
Shipping charges payable and others	33,786	34,746

Total	160,607	166,167

JD Technology and other financial institutions (the “Institutions”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the Institutions to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. The Group did not provide assets pledged as security or other forms of guarantees under the supply chain financing arrangements. As of December 31, 2022 and
2023, RMB16,671 million and RMB21,316 million, respectively, of the outstanding payment obligations were elected by the suppliers and sold to the Institutions.

F
-5
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

16.	Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023

	(RMB in millions)
Deposits	18,211	19,577
Salary and welfare	11,303	10,781
Accrued administrative expenses	1,917	2,263
Professional fee	1,348	1,559
Rental fee payable	1,361	1,330
Liabilities for return allowances	743	950
Vehicle fee	520	726
Deferred consideration payables	575	445
Internet data center fee	409	366
Payable related to employees’ exercise of share-based awards	1,273	221
Interest payable	167	134
Others	4,743	5,181

Total	42,570	43,533

17.	Unsecured senior notes
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
In 2020, the Group repurchased the Company’s unsecured senior notes from the open market with a total principal amounts of US$12 million (RMB78 million) at a reacquisition price of US$10 million (RMB72 million). In 2022, the Group further repurchased the unsecured senior notes from the open market with a total principal amounts of US$6 million (RMB42 million) at a reacquisition price of US$5 million (RMB35 million). The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to RMB11 million and RMB6 million were recognized in “interest expense” in the Group’s consolidated statements of operations and comprehensive income/(loss) for the years ended December 31,

2020 and 2022, respectively.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

17.	Unsecured senior notes (Continued)

A summary of the Company’s unsecured senior notes as of December 31, 2022 and 2023 is as follows:

	As of December 31,		Effective interest rate
	2022	2023
	(RMB in millions)
US$500 million 3.875% notes due 2026	3,453	3,520	4.15%
US$700 million 3.375% notes due 2030	4,812	4,898	3.47%
US$300 million 4.125% notes due 2050	1,959	1,993	4.25%

Carrying value	10,224	10,411
Unamortized discount and debt issuance costs	98	86

Total principal amounts of unsecured senior notes	10,322	10,497

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
As of December 31, 2023, the principal of the unsecured senior notes of RMB3,541 million, RMB4,922 million and RMB2,034 million will be due in 2026, 2030 and 2050, respectively. The principal of the unsecured senior notes will be due according to the following schedule:

Principal amounts
(RMB in millions)
Within 1 year	—
Between 1 to 2 years	—
Between 2 to 3 years	3,541
Between 3 to 4 years	—
Between 4 to 5 years	—
Beyond 5 years	6,956

Total	10,497

F-
59

JD.com, Inc.
Notes to the Consolidated Financial Statements

18.	Leases
The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.
A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 is as follows:

	As of December 31,
	2022	2023

	(RMB in millions)
Operating lease ROU assets	22,267	20,863
Operating lease liabilities-current	7,688	7,755
Operating lease liabilities-non-current	14,978	13,676

Total operating lease liabilities	22,666	21,431

Weighted average remaining lease term	5.4 years	5.4 years
Weighted average discount rate	5.0%	4.7%
A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income/(loss) and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Operating lease cost	6,763	7,951	8,917
Short-term lease cost	2,782	3,181	3,358

Total	9,545	11,132	12,275

Cash paid for operating leases	6,715	7,915	9,086
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2023 is as follows:

As of December 31, 2023
(RMB in millions)
2024	8,111
2025	5,029
2026	3,039
2027	1,943
2028	1,515
2029 and thereafter	5,467

Total lease payments	25,104
Less: interest	(3,673)

Present value of operating lease liabilities	21,431

As of December 31, 2023, the Group has no significant lease contract that has been entered into but not yet commenced.

F-6
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

19.	Gain on sale of development properties
Gain on sale of development properties for the years ended December 31, 2021, 2022 and 2023 were RMB767 million, RMB1,379 million and RMB2,283 million, respectively, which were mainly derived from disposals of logistics facilities to REIT and several private funds, which can be mainly classified into core funds and development fund (collectively, “Property Funds”). The overview of the major funds are listed below.
Core funds
In 2018, the Group established JD Property to manage the expanding logistics facilities and other real estate properties.
Over the course of
the years, JD Property established several
phases of
core funds (the “Core Funds”) together with certain third-party investor(s). JD Property serves as the general partner and committed 10%-20% of the total capital of each core fund as the limited partner, and the third-party investor(s) committed the remaining 80%-90%.
Furthermore, the Group entered into definitive agreements with each of the Core Funds, pursuant to which the Group will dispose of certain modern logistics facilities to the Core Funds, and concurrently lease back these completed facilities for operational purposes with an initial lease term of 4 to 10 years. The annual rent for the completed facilities is set at fair market rent for the initial lease term and will be adjusted based on the growth rate of fair market rent at the beginning of each subsequent 5 years’ period. The Group may choose to renew the lease upon the expiry of the initial lease agreement if the adjusted rental rate is acceptable. The lease back transaction is accounted for under ASC 842 as operating lease, and the ROU assets and operating lease liabilities were recorded accordingly. The Core Funds used leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing.
The investment committee of each of the Core Funds, which comprises the representatives from JD Property and the third-party investor(s), oversees the key operations of each fund, respectively. Given the control over the Core Funds is shared between JD Property and the third-party investor(s), JD Property does not consolidate the Core Funds and investments in the Core Funds are accounted for using the equity method as JD Property obtained significant influence by the rights to nominate no more than half of the members of each investment committee.
The closing conditions for each asset group of completed logistics facilities were considered met when each of the Core Funds signed definitive facility agreements with bank consortium to finance the purchase, respectively. As of each respective year-end,
all or
certain of
logistics facilities under asset groups related to different core funds have been completed and satisfied hand-over condition. Therefore, the Group recorded disposal gain related to the Core Funds of RMB637million, RMB1,289 million and RMB1,764 million for the years ended December 31, 2021, 2022 and 2023, respectively, which represent the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date.
Development fund
In 2020, JD Property entered into definitive agreements to establish another logistics investment fund, the Development Fund, together with certain third-party investors to replicate the successful experience of the Core Funds. The Development Fund planned to acquire some of JD Property’s uncompleted modern logistics facilities. JD Property serves as general partner and committed 40% of the total capital of the Development Fund as a limited partner, and the third-party investors committed the remaining 60%.
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
In December 2020, the Group entered into definitive agreements with the Development Fund to sell certain of its uncompleted modern logistics facilities, and will concurrently lease back such facilities for operational purposes when completed. The Group had disposed all logistics facilities and recorded disposal gain of
 RMB112
million in 2021.

F-6
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

19.	Gain on sale of development properties (continued)

REIT
In December 2022, the Real Estate Investment Trust (“REIT”) jointly established by the Company, JD Property and Harvest Fund Management Co., Ltd., became the first of its kind in the private sector in China that received formal approval from China’s Securities Regulatory Commission. On February 8, 2023, the REIT was listed on the Shanghai Stock Exchange, and raised proceeds for over RMB1.7 billion. The Company subscribed 34% of the units issued by the REIT amounted to RMB597 million and accounted for the investments in the REIT using the equity method as the Company obtained significant influence but no power to control the key activities determined in the general meeting of the REIT.
In February 2023, the Company
transferred
certain logistics facilities to the REIT and recorded a disposal gain of RMB519 million, which represents the difference between cash consideration and the carrying value of the net assets for the asset groups disposed and concurrently leased back all these logistic facilities for operational purpose with an initial lease term of 5 to 6 years. Upon the disposal, the logistics facilities leased back from the REIT were accounted for under ASC 842 as operating lease, and the right-of-use
assets and operating lease liabilities were recorded accordingly.

20.	Others, net
Others, net consist of the following:

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Losses from fair value change of long-term investments	(7,252)	(4,096)	(855)
Government financial incentives	2,482	2,773	2,557
Interest income	4,213	5,742	9,576
Gains/(losses) from acquirements or disposals of business es and investment s	140	(3,558)	89
Impairment of investments	(574)	(1,969)	(3,043)
Foreign exchange gains/(losses), net	42	114	(28)
Others	359	(561)	(800)

Total	(590)	(1,555)	7,496

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
The Group is subject to statutory VAT rate of
9%
for revenues from sales of audio, video products and books and statutory VAT rate of
13
% for sales of other products in the Chinese mainland, started from April 1, 2019. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 202
7
in comply with relevant VAT regulations of the Chinese mainland.
The Group is subject to VAT at the rate of 6% or 9% for revenues from logistics services, and 6% for revenues from online advertising and other services.
The Group is also subject to cultural undertaking development fees at the rate of 3% on revenues from online advertising services in the Chinese mainland, which is exempted from January 1, 2020 to December 31, 2021 and reduced by 50% from January 1, 2022 to December 31, 2024.

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
Singapore
Under the current laws of Singapore, the Group’s subsidiaries in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore for the years ended December 31, 2021, 2022 and 2023, respectively.
Hong Kong
The Group’s subsidiaries incorporated in Hong Kong are subject to a two-tiered
income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first HK$2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The Group performs analysis on the foreign-derived income, mainly including dividend and interest, earned by its subsidiaries incorporated in Hong Kong, applies for an advance ruling with the Inland Revenue Department of Hong Kong for the income meeting exemption conditions and pays tax for the income subject to Hong Kong profits tax under Foreign Source Income Exemption (“FSIE”) regime.
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

Chinese mainland (Continued)

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption
commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. Beijing Shangke has been qualified as HNTE and enjoys a preferential income tax rate of 15%

in 2021, 2022 and 2023. Beijing Wodong Tianjun has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It applied the privilege of “software enterprise” and enjoyed an exemption from income tax in 2020 and 2021, and a 50% reduction in 2022 and 2023.
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
According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration
(“STA”)

of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the
STA
of the PRC further announced that for the enterprises entitled to the current pre-tax
deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. In March 2023, the
STA
of
 the
PRC announced that 200% of the actual amount can be deducted before tax from January 1, 2023.
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
The EIT
L
aw also imposes a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of the Chinese mainland, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within the Chinese mainland or if the received dividends have no connection with the establishment or place of such immediate holding company within the Chinese mainland, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the Chinese mainland that provides for a different withholding arrangement. According to the arrangement between the Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in the Chinese mainland to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the
STA
in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE).

F-6
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

b)	Income tax (Continued)

Withholding tax on undistributed dividends (Continued)

Before 2022, the Company did not record any dividend withholding tax on the retained earnings of its FIEs in the Chinese mainland, as the Company intended to reinvest all earnings in the Chinese mainland to further expand its business in the Chinese mainland, and its FIEs did not intend to declare dividends on the retained earnings to their immediate foreign holding companies.
For the years ended December 31, 2022 and 2023, the Company accrued RMB367 million and RMB2,421 million withholding tax expenses associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than
t
h
e

Chinese mainland, respectively. As of December 31, 2022 and 2023, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than
t
h
e

Chinese mainland, except for unrecognized deferred tax liabilities of RMB4.3 billion and RMB3.2 billion related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the Chinese mainland, respectively.
The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Income/(loss) before tax
Income from Chinese mainland operations	14,518	16,800	33,130
Loss from non-Chinese mainland operations	(17,098)	(2,933)	(1,480)

Total income/(loss) before tax	(2,580)	13,867	31,650

Income tax benefits/(expenses) applicable to Chinese mainland operations
Current income tax expenses	(2,538)	(4,418)	(6,265)
Deferred tax benefits	651	732	410

Subtotal income tax expenses applicable to Chinese mainland operations	(1,887)	(3,686)	(5,855)

Income tax expenses applicable to non-Chinese mainland operations
Current income tax expenses	—	(307)	(1,259)
Deferred tax expenses	—	(183)	(1,279)

Subtotal income tax expenses applicable to non-Chinese mainland operations	—	(490)	(2,538)

Total income tax expenses	(1,887)	(4,176)	(8,393)

Reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the year ended December 31,
	2021	2022	2023
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax rates and tax holiday	86.0%	(19.3)%	(7.6)%
Tax effect of tax-exempt entities	(143.7)%	12.1%	3.3%
Effect on tax rates in different tax jurisdiction	(2.3)%	(3.2)%	(0.9)%
Tax effect of non-deductible expenses	(13.8)%	4.0%	0.1%
Tax effect of non-taxable income	1.4%	(0.4)%	(0.5)%
Tax effect of Super Deduction and others	105.9%	(19.0)%	(9.6)%
Changes in valuation allowance	(131.6)%	28.3%	9.1%
Effect on withholding income tax	0.0%	2.6%	7.6%

Effective tax rates	(73.1)%	30.1%	26.5%

F-6
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

b)	Income tax (Continued)

The following table sets forth the effect of tax holiday:

	For the year ended December 31,
	2021	2022	2023
Tax holiday effect (RMB in millions)	2,219	2,677	2,397
Effect of tax holiday on basic net income per share (RMB)	0.71	0.86	0.76
Effect of tax holiday on diluted net income per share (RMB)	0.71	0.84	0.76

c)	Deferred tax assets and deferred tax liabilities

	As of December 31,
	2022	2023

	(RMB in millions)
Deferred tax assets
- Net operating loss carry forwards and others	12,715	15,909
- Deferred revenues	472	464
- Inventory valuation allowance	1,029	1,092
- Allowance for doubtful accounts	1,001	1,098
- Unrealized fair value losses for certain investments	595	238
Less: valuation allowance	(14,276)	(17,057)

Net deferred tax assets	1,536	1,744

Deferred tax liabilities
- Long-lived assets arisen from business combinations and asset acquisitions	5,598	6,638
- Withholding tax on undistributed earnings	183	1,779
- Accelerated tax depreciation and others	730	850

Total deferred tax liabilities	6,511	9,267

As of December 31, 2023, the accumulated net operating loss that can be carried forward to offset future taxable income, mainly includes: (i)
RMB11,918 million
of the Company’s subsidiaries incorporated in Singapore and Hong Kong which can be carried forward indefinitely; and (ii)
RMB34,586 million
arose from the Company’s subsidiaries and consolidated VIEs established in the Chinese mainland and Indonesia, which will expire during the period from 2024 to 2028 except for those arose from HNTEs, which will expire during the period from 2024 to 2033.
A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Valuation allowances provided on the deferred tax assets mainly related to the net operating loss carry forwards, as the Group’s management does not believe that sufficient positive evidence exists to conclude that the benefits of such deferred tax assets are more likely than not to be realized. The amount of valuation allowance offset in deferred tax assets as of December 31, 2022 and 2023 was RMB14,276 million and RMB17,057 million, respectively.
The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Balance at beginning of the year	4,289	7,670	14,276
Additions	5,052	7,694	6,630
Reversals	(1,671)	(1,088)	(3,849)

Balance at end of the year	7,670	14,276	17,057

F-6
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

22.	Financing for major subsidiaries
JD Logistics
In May 2021, JD Logistics completed its IPO and issued 700,534,900 ordinary shares, including the exercise of the over-allotment option, at HK$40.36 per share. The net proceeds after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB22.9 billion. Among the proceeds received, RMB6.1 billion was recorded as non-controlling
interests and RMB16.8 billion was recorded as additional
paid-in
capital.
On March 25, 2022, JD Logistics entered into a placing agreement to issue its ordinary shares to a group of third-party investors for net proceeds of approximately HK$3,102 million in a placement (the “JDL Placement”). Concurrently, the Company, through its wholly-owned subsidiary, had entered into a subscription agreement with JD Logistics to subscribe for ordinary shares of JD Logistics, at the same per share price for the JDL Placement, for net proceeds of approximately US$692 million in cash (the “JD Subscription”). Upon completion of the JDL Placement and the JD Subscription in 2022, the Company maintained its shareholding in JD Logistics at approximately 63.56%, and continued to consolidate JD Logistics’s financial results into its financial statements. The Company recorded the net proceeds of financing in non-controlling
interests of RMB2,221 million and additional
paid-in
capital of RMB295 million.
JD Industrials

In March 2023, JD Industrials entered into definitive agreements for non-redeemable
series B preference share financing (“JD Industrials Series B Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industrials Series B Preference Shares was approximately US$210 million. Among the proceeds received, RMB431 million was recorded as non-controlling
interests and RMB1,031 million was recorded as additional
paid-in
capital.
The Group determined that JD Industrials Series B Preference Shares should be classified as non-controlling
interests upon its issuance since they were not redeemable by the holders.
JD Property
In March 2021, JD Property entered into definitive agreements for the non-redeemable
series A preference share financing (“JD Property Series A Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Property Series A Preference Shares was US$703 million. Among the proceeds received, RMB3.1 billion was recorded as non-controlling
interests and RMB1.3 billion was recorded as additional
paid-in
capital.
In March and June 2022, JD Property entered into definitive agreements for its non-redeemable
series B preferred share financing (“JD Property Series B Preference Shares”) with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount of financing raised was approximately US$803 million. Among the proceeds received, RMB3.9 billion was recorded as non-controlling
interests and RMB1.4 billion was recorded as additional
paid-in
capital.
The Group determined that JD Property Series A Preference Shares and JD Property Series B Preference Shares should be classified as non-controlling
interests upon its issuance since they were not redeemable by the holders.

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
On June 29, 2022, the Company renewed the strategic cooperation agreement with Tencent, for a period of three years starting from May 27, 2022. As part of the total consideration, the Company agreed to issue to Tencent a certain number of the Company’s Class A ordinary shares for a consideration of up to US$220 million at prevailing market prices at certain pre-determined
dates during the three-year period, of which 2,164,236 and 3,761,270 of the Company’s Class A ordinary shares had
been issued in July 2022 and May 2023.
In June 2020, the Company completed its global offering and the Company’s shares have been listed on the Main Board of the HKEX. Accordingly, the Company issued 152,912,100 Class A ordinary shares, including the exercise of the over-allotment option.
The ordinary shares reserved for future exercise of the RSUs and share options were 90,955,190 and 71,791,880 as of December 31, 2022 and 2023, respectively.

24.	Dividends
On May 4, 2022, the Company announced that the Board of Directors approved a special cash dividend of
US$0.63 per ordinary share, or US$1.26
per ADS, to the holders of ordinary shares and ADSs, respectively, as of the close of business on May 20, 2022. Dividends are recognized when declared. The aggregate amount of the special dividend was approximately
US$2 billion.
On March 9, 2023, the Company announced that the Board of Directors approved a cash dividend of
US$0.31 per ordinary share, or US$0.62
per ADS, to the holders of ordinary shares and ADSs, respectively, as of the close of business on April 6, 2023. Dividends are recognized when declared. The aggregate amount of the dividend was approximately
US$1 billion. The Company adopted an annual dividend policy, under which the Company may choose to declare and distribute a cash dividend each year, starting from 2023, at an amount determined in relation to the Company’s financial performance in the previous fiscal year, among other factors.
No dividends had been paid or declared by the Company for the year ended December 31, 202
1
.

25.	Share repurchase program
In March 2020,
the
Board of Directors
of the Company
authorized a share repurchase program (“2020 share repurchase program”) under which the Company may repurchase up to US$2,000 million worth of its ADSs over the following 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. In December 2021, the
 Board of Directors
of the Company

approved modifications to 2020 share repurchase program, pursuant to which the repurchase authorization increased from US$2,000 million to US$3,000 million and was extended until March 17, 2024.
Under the 2020 share repurchase program, for the year ended December 31, 2020, the Company repurchased 1,191,370 ADSs for US$44 million (RMB312 million) on the open market, at a weighted average price of US$37.04 per ADS. For the year ended December 31, 2021, the Company repurchased 10,214,827 ADSs for US$806 million (RMB5,246 million) on the open market, at a weighted average price of US$78.92 per ADS. For the year ended December 31, 2022, the Company repurchased 5,010,203 ADSs for US$286 million (RMB1,823 million) on the open market, at a weighted average price of US$57.14 per ADS. For the year ended December 31, 2023, the Company repurchased 11,339,490 ADSs for US$356 million (RMB2,497 million) on the open market, at a weighted average price of US$31.41 per ADS.
The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

26.	Other comprehensive income
Changes in the composition of accumulated other comprehensive income attributable to the Company’s ordinary shareholders for the years ended December 31, 2021, 2022 and 2023 are as follows:

Translation adjustments and hedge of net investments in foreign operations, net of tax

(RMB in millions)

Balances as of December 31, 2020	(3,548)
Other comprehensive loss	(2,542)

Balances as of December 31, 2021	(6,090)
Other comprehensive income	5,131

Balances as of December 31, 2022	(959)
Other comprehensive income	1,862

Balances as of December 31, 2023	903

The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.

27.	Share-based compensation
For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized were RMB9,134 million, RMB7,548 million and RMB4,804 million, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Cost of revenues	102	143	133
Fulfillment	882	930	697
Marketing	586	631	426
Research and development	1,781	1,557	859
General and administrative	5,783	4,287	2,689

Total	9,134	7,548	4,804

Share incentive plan
The Company granted share-based awards to eligible employees and non-employees
pursuant to a share incentive plan entitled “Share Incentive Plan”. On November 14, 2023, the Board of Directors approved the 2023 Share Incentive Plan which w ill
expire on December 20, 2033 as a renewal of the prior Share Incentive Plan adopted on November 13, 2014 and governs
the terms of the awards.
As of December 31, 2023, the Group had reserved 223,666,717 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

F-
69

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(1)	Employee and non-employee awards
The RSUs and share options are
mainly
scheduled to be vested over

four or six years.
One-fourth or
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
RSUs
Service-based RSUs
A summary of activities of the service-based RSUs for the years ended December 31, 2021, 2022 and 2023 is presented as follows:

	Number of RSUs	Weighted- Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2020	108,269,242	19.62

Granted	30,069,498	39.93
Vested	(23,834,466)	18.89
Forfeited or cancelled	(19,395,408)	21.30

Unvested as of December 31, 2021	95,108,866	25.89

Granted	13,951,100	29.81
Vested	(23,123,292)	23.04
Forfeited or cancelled	(14,295,620)	25.94

Unvested as of December 31, 2022	71,641,054	27.56

Granted	16,682,380	18.24
Vested	(19,416,652)	24.83
Forfeited or cancelled	(14,918,722)	28.48

Unvested as of December 31, 2023	53,988,060	25.40

As of December 31, 2022 and 2023, 5,526,834 and 2,838,656 outstanding service-based RSUs were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB4,129 million, RMB3,877 million and RMB1,840 million, respectively.
As of December 31, 2023, there were RMB3,765 million of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.3 years. The total fair value of service-based RSUs vested was RMB6,359 million, RMB4,590 million and RMB2,930 million during the years ended December 31, 2021, 2022 and 2023, respectively.

F-7
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(1)	Employee and non-employee awards (Continued)

Share options
A summary of activities of the servi
c
e-based share options for the years ended December 31, 2021, 2022 and 2023 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$ in millions
Outstanding as of December 31, 2020	4,907,060	6.38	3.0	184

Exercised	(1,962,856)	5.49
Forfeited or cancelled	(7,092)	13.42

Outstanding as of December 31, 2021	2,937,112	6.95	2.9	82

Exercised	(620,476)	5.70
Forfeited or cancelled	(2,500)	3.96

Outstanding as of December 31, 2022	2,314,136	7.29	2.2	48

Exercised	(1,485,726)	4.44
Forfeited or cancelled	(24,590)	11.65

Outstanding as of December 31, 2023	803,820	12.43	3.7	2

Vested and expected to vest as of December 31, 2023	799,483	12.43	3.7	2
Exercisable as of December 31, 2023	787,140	12.42	3.6	2
As of December 31, 2022 and 2023, 78,706 and 57,206 outstanding share options were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
There was no option granted during the years ended December 31, 2021, 2022 and 2023.
The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 was RMB453 million, RMB98 million and RMB98 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options.
For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized by the Group for the share options granted were insignificant. As of December 31, 2023, the unrecognized share-based compensation expenses related to the share options granted were insignificant. The expenses are expected to be recognized over a weighted-average period of 0.8 year.

F-7
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(2)	Founder awards
In May 2015, with approval of the
B
oard of
D
irectors of the Company, Mr. Richard Qiangdong Liu (Mr. Liu), the Founder, was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan, subject to a
10-year
vesting schedule with 10% of the awards vesting on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the
10-year
period.
For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized for the Founder’s share options were RMB73 million, RMB54 million and RMB38 million, respectively.
As of December 31, 2023, there were RMB26 million of unrecognized share-based compensation expenses related to the Founder’s share options. The expenses are expected to be recognized over a weighted-average period of 1.4 years.

(3)	Share-based compensation of subsidiaries
JD Logistics
JD Logistics approved and adopted a
Pre-IPO
share incentive plan on March 31, 2018 and a Post- IPO share option scheme and a Post-IPO share award scheme on May 10, 2021, collectively the “JD Logistics Plan”. The JD Logistics Plan consists of share options, RSUs and other types of awards.
JD Logistics granted 30,030,446 share options of JD Logistics to its employees and non-employees
for the years ended December 31, 2021, including the share options granted to Mr. Liu as mentioned below. There was no share option granted in 2022 and 2023. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2021 was US$4.31 per share. For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses for the share options granted under the JD Logistics Plan were RMB1,162 million, RMB702 million and RMB387 million, respectively. As of December 31, 2023, there were RMB500 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 2.7 years.
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
Starting July 2021, JD Logistics granted RSUs to its employees and non-employees.
JD Logistics granted
9,663,953
,
41,570,538
and
55,937,435
RSUs of JD Logistics to its employees and
non-employees
for the years ended December 31, 2021, 2022 and 2023, respectively. The estimated fair value of each RSU granted is based on market value of the JD Logistics’s shares on each date of grant. The weighted average grant date fair value of RSUs granted for the years ended December 31, 2021, 2022 and 2023 was HK$35.00, HK$18.23 and HK$12.93 per share, respectively. For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses for the RSUs granted under JD Logistics Plan were RMB39 million, RMB259 million and RMB406 million, respectively. As of December 31, 2023, there were RMB500 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.9 years.

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
There was no share option granted from 2021 to 2023. The estimated fair value of each option grant is estimated on the date of grant using the binomial option-pricing model. For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses for the share options granted under the JD Health Plan were RMB1,133 million, RMB960 million and RMB617 million, respectively. As of December 31, 2023, there were RMB663 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 3.4 years.
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
Starting January 2021, JD Health granted RSUs to its employees and non-employees.
JD Health granted 80,582,712, 4,638,422 and 6,051,558 RSUs of JD Health to its employees and non-employees
for the years ended December 31, 2021, 2022 and 2023, respectively. The estimated fair value of each RSU granted is based on market value of the JD Health’s shares on each date of grant. The weighted average grant date fair value of RSUs granted for the years ended December 31, 2021, 2022 and 2023 was HK$112.31, HK$52.33 and HK$52.87 per share, respectively. For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses for the RSUs granted under the JD Health Plan were RMB1,428 million, RMB1,108 million and RMB1,161 million, respectively. As of December 31, 2023, there were RMB993 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.0 years.
Other Subsidiaries
In 2021, JD Property and JD Industrials each approved and adopted their own share incentive plan (“JD Property Plan” and “JD Industrials Plan”), respectively. The JD Property Plan and JD Industrials Plan both consist of share options, RSUs and other types of awards.
JD Property granted 193,059,698 RSUs, 108,399,512 share options and 11,348,777 share options for the years ended December 31, 2021, 2022 and 2023, respectively. The estimated fair value of each RSU and share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average grant date fair value of RSUs granted for the year ended December 31, 2021 was RMB2.42 and the weighted average grant date fair value of share options granted for the year ended December 31, 2022 and 2023 were RMB4.03 and RMB5.18 per share, respectively. 193,059,698 RSUs and options to acquire 81,446,610 ordinary shares of JD Property with an exercise US
$
0.0000005
per share were granted to Mr. Liu according to the JD Property Plan, which were fully vested on November 25, 2021 and October 1, 2022, respectively. Total share-based compensation expenses for the RSUs granted under the
JD Property Plan for the year ended December 31, 2021 were RMB467 million and expenses for the share options granted under the
JD Property Plan for the
year
s
ended December 31, 2022 and 2023 were RMB354 million and RMB34 million, respectively. As of December 31, 2023, there were RMB48 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 3.1 years.

F-7
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Share-based compensation (Continued)

(3)	Share-based compensation of subsidiaries (Continued)

Other Subsidiaries (Continued)

JD Industrials granted 90,629,636 RSUs, 2,660,000 share options and 47,915,455 share options for the years ended December 31, 2021, 2022 and 2023, respectively. The estimated fair value of each RSU and share option granted is estimated on the date of grant based on the recent rounds of financing or binomial option-pricing model. The weighted average grant date fair value of RSUs granted for the year ended December 31, 2021 was US$1.18 and the weighted average grant date fair value of share options granted for the year
s
ended December 31, 2022 and 2023 was US$1.40 and US$1.46 per share, respectively. 90,629,636 RSUs, which were fully vested on December 30, 2021, were granted to Mr. Liu according to the JD Industrials Plan for the year ended December 31, 2021. Total share-based compensation expenses for the RSUs granted under the
JD Industrials Plan for the year ended December 31, 2021 were RMB684 million and expenses for the share options granted under the
JD Industrials Plan for the year
s
ended December 31, 2022 and 2023 were RMB7 million and RMB180 million, respectively. As of December 31, 2023, there were RMB166 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 3.0 years.
Other than those disclosed above, the share-based compensation expenses of other subsidiaries in aggregate were insignificant for the years ended December 31, 2021, 2022 and 2023.

28.	Net income/(loss) per share
Basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2021	2022	2023
Numerator:
Net income/(loss) attributable to the Company’s ordinary shareholders – basic (RMB in millions)	(3,560)	10,380	24,167
Impact of subsidiaries’ diluted earnings (RMB in millions)	(2)	(170)	(30)

Net income/(loss) attributable to the Company’s ordinary shareholders – diluted (RMB in millions)	(3,562)	10,210	24,137

Denominator:
Weighted average number of shares – basic	3,107,436,665	3,125,571,110	3,144,233,160
Adjustments for dilutive options and RSUs	—	55,315,026	26,309,236

Weighted average number of shares – diluted	3,107,436,665	3,180,886,136	3,170,542,396

Basic net income/(loss) per share attributable to the Company’s ordinary shareholders (RMB)	(1.15)	3.32	7.69

Diluted net income/(loss) per share attributable to the Company’s ordinary shareholders (RMB)	(1.15)	3.21	7.61
Generally, basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the respective year. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 127,098,868, 105,899,185 and 77,073,699 for the years ended December 31, 2021, 2022 and 2023 on a weighted average basis, respectively. They were not included in the calculation of diluted net income/(loss) per share in the periods presented where their inclusion would be anti-dilutive.

F-7
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

29.	Related party transactions
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)(*)	A shareholder of the Group
Dada and its subsidiaries (“Dada Group”)(**)	An investee of the Group
JD Technology (***)	An investee of the Group, and controlled by the Founder
Property Funds	Investees of the Group
ATRenew and its subsidiaries (“ATRenew Group”)	An investee of the Group

(*)
In March 2022, Tencent completed a distribution of approximately 460 million Class A ordinary shares of the Company owned by Tencent to its shareholders. As of March 31, 2022, Tencent’s shareholding in the Company was approximately 2.3% and Tencent had no significant influence over the Company. As a result, Tencent Group was not considered as the Group’s related party since then.

(**)	Dada became the subsidiary of the Company since February 28, 2022 as disclosed in Note 7. As a result, Dada Group was not considered as the Group’s related party since then.
(***)	JD Technology became an investee of the Group since June 2020 (Note 6).

(a)	The Group entered into the following transactions with the major related parties:

Transactions	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Revenues:
Commission from cooperation on advertising business with Tencent Group	248	44	—	*
Services provided and products sold to Tencent Group	553	77	—	*
Services provided and products sold to Dada Group	523	135	—	**
Services provided and products sold to ATRenew Group	894	806	845
Services provided and products sold to JD Technology	882	1,044	1,696
Operating expenses:
Services received and purchases from Tencent Group	5,010	1,314	—	*
Services received from Dada Group	1,087	212	—	**
Payment processing and other services received from JD Technology	8,762	11,494	13,833
Lease and property management services received from Property Funds	1,180	1,249	1,681
Services received from ATRenew Group	31	4	—
Other income:
Income from non-compete agreement with Dada Group	77	13	—	**
Interest income from loans provided to JD Technology	253	301	287
Interest income from loans provided to Property Funds	39	43	56
Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.24%, 0.26% and 0.12% of total net revenues of the Group for the years ended December 31, 2021, 2022 and 2023, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.17%, 0.13% and 0.12% of total operating expenses of the Group for the years ended December 31, 2021, 2022 and 2023, respectively.

F-7
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

29.	Related party transactions (Continued)

(b)	The Group had the following balances with the major related parties:

	As of December 31,
	2022	2023

	(RMB in millions)
Due from/(to) JD Technology
Loans provided to JD Technology (* *** )	3,378	50
Other payables to JD Technology	(637)	(1,497)
Due from Property Funds
Loans provided to Property Funds (* *** )	1,746	1,136
Other receivables from Property Funds	1,068	427
Due from ATRenew Group	22	53

Total	5,577	169

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to ATRenew Group	(610)	(182)

(****)
In relation to the loans provided to JD Technology and Property Funds, the Group charged JD Technology and Property Funds based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

As of December 31, 2022 and 2023, the Group recorded amount due from related parties other than the major related parties as stated above of RMB565 million and RMB498 million, which represented approximately 1.58% and 1.39% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2022 and 2023, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties as stated above of RMB488 million and RMB173 million, which represented approximately 0.20% and 0.07% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current
liabilities, respectively.

F-7
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

29.	Related party transactions (Continued)

(c)	Other information related to related party transactions:
Based on a series of agreements signed on January 1, 2016, JD Technology performs the credit risk assessment and other related services in relation to consumer financing business and obtain the returns from such services, and JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of past-due
consumer financing receivable related to the consumer financing business sold from the Group to JD Technology were RMB77 million, RMB237 million and RMB240 million for the years ended December 31, 2021, 2022 and 2023, respectively.
The Group transferred certain financial assets to JD Technology with or without recourse at fair value. The accounts receivable transferred without recourse were RMB43,299 million, RMB50,282 million and RMB55,028 million for the years ended December 31, 2021, 2022 and 2023, respectively, and were derecognized.
In 2022, the Group also sold to JD Technology certain equipment amounted to RMB1,462 million.
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
As disclosed in Note 2(nn), beginning with the first quarter of 2021, the Group implemented certain segment reporting changes to better reflect its optimized organizational structure and business developments. As a result, the Group reported three segments, JD Retail, JD Logistics and New Businesses in 2021. JD Cloud & AI businesses were deconsolidated from the Company from March 31, 2021, thus the operating results of JD Cloud & AI businesses were not included in New Businesses segment from the second quarter of 2021. The Group consolidated Dada since February 28, 2022 and reported the results of Dada as a new standalone segment. The Group also consolidated CNLP through JD Property since March 1, 2022 and reported the results of CNLP in the New Businesses segment. In addition, the Group consolidated Deppon Holdco except the Excluded Business as defined in Note 7 since July 26, 2022 and reported the results of Deppon Holdco except Excluded Business as defined in Note 7 in the JD Logistics segment. As a result, the Group reported four segments, JD Retail, JD Logistics, Dada and New Businesses since 2022.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Net revenues:
JD Retail	866,303	929,929	945,343
JD Logistics	104,693	137,402	166,625
Dada	—	8,030	10,506
New Businesses	26,063	21,779	16,111
Inter-segment(*)	(46,043)	(50,904)	(53,923)

Total segment net revenues	951,016	1,046,236	1,084,662
Unallocated items	576	—	—

Total consolidated net revenues	951,592	1,046,236	1,084,662

Operating income/(loss):
JD Retail	26,613	34,852	35,925
JD Logistics	(1,827)	528	1,005
Dada	—	(1,122)	(488)
New Businesses	(10,600)	(5,295)	159
Including: gain on sale of development properties (Note 19)	767	1,379	2,283
impairment of long-lived assets	—	—	(1,123)

Total segment operating income	14,186	28,963	36,601
Unallocated items(**)	(10,045)	(9,240)	(10,576)

Total consolidated operating income	4,141	19,723	26,025
Total other income/(expense)	(6,721)	(5,856)	5,625

Income/(loss) before tax	(2,580)	13,867	31,650

(*)
The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

8

JD.com, Inc.
Notes to the Consolidated Financial Statements

30.	Segment reporting (Continued)

(**)	A summary of unallocated ite m s for the years presented is as follows ：

	For the year ended December 31,
	2021	2022	2023

	(RMB in millions)
Share-based compensation	(9,134)	(7,548)	(4,804)
Amortization of intangible assets resulting from assets and business acquisitions	(940)	(1,217)	(1,281)
Effects of business cooperation arrangements	29	(475)	(446)
Impairment of goodwill	—	—	(3,143)
Impairment of intangible assets	—	—	(902)

Total	(10,045)	(9,240)	(10,576)

31.	Employee benefit
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses recorded in cost of revenues and expenses, which were expensed as incurred, were approximately RMB8,901 million, RMB10,848 million and RMB12,659 million for the years ended December 31, 2021, 2022 and 2023, respectively.

32.	Loan facilities and lines of credit
As of December 31, 2023, the Group’s loan facilities were classified into different types as follows:

As of December 31, 2023
(RMB in millions)
Unsecured senior notes (Note 17)	10,411
Unsecured borrowings (*)	25,202
Secured borrowings (**)	11,387

Total	47,000

(*)
As of December 31, 2023, the unsecured borrowings mainly consisted of borrowings without collaterals under loan facility agreements from well-known financial institutions. The major unsecured borrowings are listed as below.

In October 2021, the Group entered into a
one-year
HK$15,931 million term loan facility agreement. The term loans under this facility were priced at
50
basis points over Hong Kong Interbank Offered Rate (“HIBOR”) on and from the date of first loan made or to be made (“Initial Utilization Date”) to and including the date falling 6 months from the Initial Utilization Date, and thereafter at
70
basis points over HIBOR. In February and May 2022, the Group drew down HK$6,300 million and HK$2,741 million under the facility commitment, respectively, and the borrowings were fully repaid in February 2023. The Group entered into another one-year
HK$9,041 million term loan facility agreement to refinance the loan and drew down all the facility in February 2023 and the borrowings were fully repaid in December 2023. In December 2023, the Group entered into a RMB8,500 million term loan agreement with interest rate at
65
basis poin
t
s below Loan Prime Rate (“LPR”) to refinance the loan and drew down RMB8,286 million, which was expected to be repaid
t
hrough
 December 2028
 in installments.
As of December 31, 2023,
RMB166 million and RMB8,120 million of
the borrowings were recorded in
short-term debts and
long-term borrowings in the consolidated balance sheets
, respectively
.

F-
79

JD.com, Inc.
Notes to the Consolidated Financial Statements

32.	Loan facilities and lines of credit (Continued)

In December 2021, the Group entered into a
five-year
US$2,000 million unsecured term and revolving loan facility with 5 lead arrangers. The term and revolving loans under this facility were priced at
85
basis points over London Interbank Offered Rate, which was amended to the secured overnight financing rate (“SOFR”) in September
2022. In the second quarter of 2022
, the Group drew down US$
1,000
 million under the facility commitment, which will be due in 2027. As of December 31, 2023, RMB
7,083
 million of the borrowings above were recorded in long-term borrowings in the consolidated balance sheets and the undrawn balance was US$
1,000
 million under the credit facilities agreement.
In December 2022, the Group entered into a seven-year RMB3,000 million term loan facility agreement. The term loans under this facility were priced at
145
basis points
below LPR.
 The Group drew down RMB2,000 million and RMB1,000 million under the facility commitment in December 2022 and December 2023, respectively. In December 2023, the Group repaid the borrowings of RMB10 million. As of December 31, 2023, RMB45 million was recorded in short-term debts and RMB2,945 million borrowings were recorded in long-term borrowings in the consolidated balance sheets.
As of December 31, 2023, in addition to the above unsecured borrowings, RMB4,027 million and RMB2,816 million borrowings recorded in short-term debts and long-term borrowings, respectively, were without collaterals and borrowed from well-known financial institutions.

(**)
As of December 31, 2023, RMB796 million and RMB10,591 million borrowings, were recorded in short-term debts and long-term borrowings, respectively, with collaterals of RMB23,390 million which mainly comprised of construction in progress, buildings, land use rights and certain subsidiary’s equity interests measured at fair value.

As of December 31, 2023, the long-term borrowings, including the portion due within one year which were recoded in “short-term debts”, will be repaid according to the following schedule:

As of December 31, 2023
(RMB in millions)
2024	471
2025	3,836
2026	2,745
2027	8,239
2028	9,288
2029 and thereafter	7,447

32,026

As of December 31, 2023, the weighted average interest rate for the outstanding short-term debts was 3.1% per annum.
As of December 31, 2023, the Group had agreements with reputable commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB164,333 million, which can be used for borrowings, bank acceptance, bank guarantee, etc., pursuant to the underlying agreements. The Group was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2023. As of December 31, 2023, under the lines of credit, the Group mainly had RMB120,695 million unused.

F-8
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

33.	Commitments and contingencies
Commitments for internet data center (IDC) service fee
The Group entered into
non-cancelable
IDC service agreements. The related expenses were RMB2,236 million, RMB3,661 million and RMB4,738 million for the years ended December 31, 2021, 2022 and 2023, respectively, and were charged to the consolidated statements of operations and comprehensive income/(loss) when incurred. Future minimum payments under these non-cancelable
agreements with initial terms of one year or more consist of the following:

As of December 31, 2023
(RMB in millions)
2024	829
2025	398
2026	363
2027	360
2028	360
2029 and thereafter	2,129

4,439

Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office building
s
and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB8,150 million as of December 31, 2023. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Investment commitments
The Group’s investment commitments primarily related to capital contribution obligation for certain fund investments. Total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB2,287 million as of December 31, 2023.
Long-term debt obligations
The Group’s long-term debt obligations include unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes and long-term borrowings have been disclosed in Note 17 and Note 32, respectively.
Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day
operations of the Group. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2023.
Purchase commitments
The Group’s purchase commitments primarily relate to purchase of products. Total purchase commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 represented less than 1% of total net revenues of the Group for the year ended December 31, 2023.

F-8
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

34.	Restricted net assets
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
Amounts restricted include
paid-in
capital, additional
paid-in
capital and statutory reserve funds, totaling approximately R
MB
67,625
 million, or
29
% of the Company’s total consolidated net assets, as of December 31, 2023. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

F-8
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

35.	Subsequent events
Dividends
On March 6, 2024, the Company announced that the Board of Directors approved an annual cash dividend of
US$0.38 per ordinary share, or US$0.76 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on April 5, 2024, payable in U.S. dollars. The aggregate amount of the dividend will be approximately US$1.2 billion. The payment date is expected to be on or around April 23, 2024 and on or around April 29, 2024 for holders of ordinary shares and holders of ADSs, respectively.
Share Repurchase Program
Under the 2020 share repurchase program, as of the date of this report, the Company had repurchased 103,742,254
Class A ordinary shares (including ADSs) for approximately US$
2,138
 million, including
48,230,474
Class A ordinary shares (including ADSs) for approximately US
$

 million during the period from
January 1, 2024 to March 17, 2024

(the expiration date of 2020 share repurchase program)
.
On March 6, 2024, the Company announced that the Board of Directors approved a new share repurchase program (the “New Share Repurchase Program”), effective upon the expiry of the 2020 share repurchase program in March 2024. Pursuant to the New Share Repurchase Program, the Company may repurchase up to
US$3.0 billion worth of its shares (including ADSs) over the next 36 months through March
2027. The Company had repurchased 39,273,924 Class A ordinary shares (including ADSs) for approximately US$533 million during the period from March 18, 2024 to March 31, 2024 under New Share Repurchase Program
.

F-8
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

36.	Parent company only condensed financial information
The Company performed a test on the restricted net assets of the consolidated subsidiaries and VIEs in accordance with Rule
5-04
(c) of Regulation
S-X,
and concluded that it was applicable for the Company to disclose the financial information for the parent company only.
As of December 31, 2023, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.
Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB		US$
				Note 2(g)
	(in millions, except share and per share data)
ASSETS
Cash and cash equivalents	5,029	4,788		674
Short-term investments	—	2,843		400
Internal balance	63,708	53,088		7,478
Investments in subsidiaries and consolidated VIEs	162,015	188,817		26,595
Prepayments and other assets	308	154		22

Total assets	231,060	249,690		35,169

LIABILITIES
Unsecured senior notes	10,347	10,536		1,484
Long-term borrowings	6,965	7,083		998
Accrued expenses and other liabilities	382	213		30

Total liabilities	17,694	17,832		2,512

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,793,298,344 Class A ordinary shares issued and 2,756,458,772 outstanding, 386,374,723 Class B ordinary shares issued and 379,220,475 outstanding as of December 31, 2022; 2,860,222,213 Class A ordinary shares issued and 2,820,978,543 outstanding, 323,212,124 Class B ordinary shares issued and 316,685,372 outstanding as of December 31, 2023.)	— *	—	*	—	*
Additional paid-in capital	184,041	184,204		25,945
Statutory reserves	3,473	6,109		860
Treasury stock	(2,493)	(3,409)		(480)
Retained earnings	29,304	44,051		6,205
Accumulated other comprehensive income/(loss)	(959)	903		127

Total shareholders’ equity	213,366	231,858		32,657

Total liabilities and shareholders’ equity	231,060	249,690		35,169

*	Absolute amount is less than RMB1 million.

F-8
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

36.	Parent company only condensed financial information (Continued)

Condensed Statements of Operations and Comprehensive Income/(Loss)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)
Operating expenses
Marketing	(4)	(2)	(4)	(1)
General and administrative	(465)	(331)	(204)	(29)

Loss from operations	(469)	(333)	(208)	(30)

Other income/(expense)
Income/(loss) from subsidiaries and consolidated VIEs	(2,708)	10,667	24,967	3,516
Other income/(expense), net	(376)	48	(591)	(83)

Income/(loss) before tax	(3,553)	10,382	24,168	3,403
Income tax expenses	(7)	(2)	(1)	—

Net income/(loss)	(3,560)	10,380	24,167	3,403

Net income/(loss) attributable to the Company’s ordinary shareholders	(3,560)	10,380	24,167	3,403

Net income/(loss)	(3,560)	10,380	24,167	3,403
Other comprehensive income/(loss):
Foreign currency translation adjustments	(2,542)	5,131	1,862	263

Total other comprehensive income/(loss)	(2,542)	5,131	1,862	263

Total comprehensive income/(loss)	(6,102)	15,511	26,029	3,666

5

JD.com, Inc.
Notes to the Consolidated Financial Statements

36.	Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
	(in millions)
Net cash used in operating activities	(411)	(509)	(765)	(108)

Cash flows from investing activities:
Purchase of short-term investments	(3,189)	—	(2,833)	(399)
Maturity of short-term investments	6,546	1	—	—
Loans (provided to)/settled by internal companies	(20,900)	7,426	12,633	1,779
Other investing activities	3,147	—	—	—

Net cash provided by/(used in) investing activities	(14,396)	7,427	9,800	1,380

Cash flows from financing activities:
Repurchase of ordinary shares	—	(1,823)	(2,497)	(352)
Cash paid for dividends	—	(13,087)	(6,741)	(949)
Proceeds from short-term borrowings	—	3,945	—	—
Repayment of short-term borrowings	—	(7,005)	—	—
Proceeds from long-term borrowings	—	6,618	—	—
Repayment of unsecured senior notes	(3,246)	—	—	—
Other financing activities	62	1,043	33	5

Net cash used in financing activities	(3,184)	(10,309)	(9,205)	(1,296)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(136)	1,003	(71)	(10)

Net decrease in cash, cash equivalents, and restricted cash	(18,127)	(2,388)	(241)	(34)
Cash, cash equivalents, and restricted cash at beginning of year	25,544	7,417	5,029	708

Cash, cash equivalents, and restricted cash at end of year	7,417	5,029	4,788	674

Basis of presentation
The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and consolidated VIEs.
For the parent company only condensed financial information, the Company records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented in the condensed balance sheets as “Investments in subsidiaries and consolidated VIEs” and shares in the subsidiaries and consolidated VIEs’ financial results are presented as “Income/(loss) from subsidiaries and consolidated VIEs” in the condensed statements of operations and comprehensive income/(loss). The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

F-8
6