Form 20-F
period 2024-12-31
JD.com, Inc.
filed 2025-04-17
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
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
2,587,441,679 Class A ordinary shares (excluding 277,628,320 Class A ordinary shares, which consisted of shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased but not yet cancelled) and 322,483,772 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2024.
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

•

“we,” “us,” “our company” or “our” are to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries. The consolidated variable interest entities include, among others, Beijing Jingdong 360 Degree E-Commerce Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd., Jiangsu Jingdong Bangneng Investment Management Co., Ltd., Suqian Juhe Digital Enterprise Management Co., Ltd. and Suqian Hanyu Technology Co., Ltd. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate. The consolidated variable interest entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. JD.com, Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

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

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

•

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected” on page 27 for details;

•

We may not be able to maintain profitability in the future. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain profitability in the future” on page 32 for details;

•

If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected” on page 28 for details;

•

Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our revenues and business prospects. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our business, prospects and results of operations” on page 28 for details;

•

Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations” on page 29 for details;

•

If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected” on page 30 for details;

•

If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected” on page 30 for details;

•

We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively. See “Item 3.D. Key Information—Risk Factors —Risks Related to Our Business — We face intense competition. We may lose market share and customers if we fail to compete effectively” on page 30 for details;

•

Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks” on page 31 for details;

•

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” on page 31 for details;

•

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations” on page 42 for details;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity.” on page 43 for details;

•

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 58 for details;

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 59 for details; and

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 59 for details.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct certain of our operations through the consolidated variable interest entities, with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual agreements that constituting part of the consolidated variable interest entities the structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the consolidated variable interest entities and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 61 for details;

•

Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under the contractual arrangements with them would have a material and adverse effect on our business. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 64 for details; and

•

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 64 for details.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares” on page 71 for details;

•

Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations” on page 67 for details;

•

Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us. Certain laws and regulations in the Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in the Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us” on page 68 for details;

•

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs” on page 68 for details;

•

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies. Rules and regulations in the Chinese mainland can change quickly with little advance notice. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms” on page 69 for details; and

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 65 and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 73 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including the following:

•

The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs” on page 78 for details;

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange” on page 79 for details;

•

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves” on page 79 for details; and

•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline” on page 79 for details.

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

Our reporting currency is the Renminbi, or RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB7.2993 to US$1.00 and HK$7.7677 to US$1.00, the respective exchange rates on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entities as of February 28, 2025:

JD.com, Inc.
("JD")
(Cayman Islands)
100%
Jingdong Technology Group Corporation (Cayman Islands)
100%
JD Property Holding Limited (Cayman Islands)
63%
JD Logistics, Inc. (Cayman Islands)
100%
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd. (Hong Kong)
100%
JD.com International Limited (Hong Kong)
100%
JD.com Investment Limited[5] (British Virgin Islands)
100%
JD Jiankang Limited (British Virgin Islands)
100%
JD Industrial Technology Limited (British Virgin Islands)
100%
JD Assets Holding Limited[1] (Cayman Islands)
75%
JINGDONG Property, Inc. (Cayman Islands)
100%
JD Logistics Holding Limited (Hong Kong)
100%
JD Sunflower Investment Limited (British Virgin Islands)
67%
JD Health International Inc. (Cayman Islands)
77%
JINGDONG Industrials, Inc. (Cayman Islands)
100%
JD Asia Development Limited[2] (British Virgin Islands)
53%
Dada Nexus Limited (Cayman Islands)
11%
100%
Windcreek Limited (British Virgin Islands)
Offshore
Onshore
100%
Jingdong Logistics Supply Chain Co., Ltd.
100%
Jiangsu Xinchuan Hailian Supply Chain Management Co., Ltd. ("Jiangsu Xinchuan Hailian")
100%
Shanghai Shengdayuan Information Technology Co., Ltd. ("Shanghai Shengdayuan")
100%
Jiangsu Huiji Space Technology Co., Ltd. ("Jiangsu Huiji")
100%
Beijing Jingdong Century Trade Co., Ltd. ("Jingdong Century")[4]
Beijing Jingdong 360 Degree E-Commerce Co., Ltd. ("Jingdong 360")[3]
Xi'an Jingdong Xincheng Information Technology Co., Ltd. ("Xi'an Jingdong Xincheng")[3]
100%
Suqian Hanbang Investment Management Co., Ltd.
Suqian Hanyu Technology Co., Ltd. ("Suqian Hanyu")[3]
100%
Jiangsu Jingdong Information Technology Co., Ltd.
Beijing Jingdong Shangke Information Technology Co., Ltd.
Chongqing Jingdong Haijia E-Commerce Co., Ltd.
Beijing Wodong Tianjun Information Technology Co., Ltd.
100%
Beijing Jingbangda Trade Co., Ltd. ("Jingbangda")
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. ("Jiangsu Jingdong Bangneng")[3]
90%
Suqian Juhe Digital Enterprise Management Co., Ltd. ("Suqian Juhe")[3]
Jiangsu Yuanzhou E-Commerce Co., Ltd. ("Jiangsu Yuanzhou")[3]
Equity interest
Contractual arrangements

Notes:

(1)	JD Assets Holding Limited has 65 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 508 subsidiaries holding, directly or indirectly, logistics properties.
(3)

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng, Suqian Juhe and Suqian Hanyu are the significant consolidated variable interest entities with which we have contractual arrangements. Suqian Juhe is 90% owned by Suqian Hanyu, 4.5% owned by Mr. Richard Qiangdong Liu, 3.0% owned by Ms. Yayun Li and 2.5% owned by Ms. Pang Zhang. Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Hanyu is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is a senior vice president of our company, and Ms. Pang Zhang is our chief human resources officer.

(4)	Jingdong Century has 287 subsidiaries that engage in retail business.
(5)	JD.com Investment Limited has 101 subsidiaries that hold, directly or indirectly, the companies invested by us.
*	The diagram above omits our equity investees that are insignificant individually and in the aggregate.

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

JD.com, Inc. is not an operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, but maintains contractual arrangements with the consolidated variable interest entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in JD.com, Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities, and the government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in the Chinese mainland through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which we have maintained contractual arrangements. The laws and regulations in the Chinese mainland restrict and impose conditions on foreign investment in certain value-added telecommunication services and certain other restricted services related to our businesses, such as domestic document delivery services. Accordingly, we operate these businesses in the Chinese mainland through the consolidated variable interest entities, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in the Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to control the business operations of the consolidated variable interest entities. The external revenues contributed by the consolidated variable interest entities accounted for 6.9%, 7.8% and 8.7% of our total revenues for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website; Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products; Xi’an Jingdong Xincheng Information Technology Co., Ltd., or Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services; Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in business of investment management; Suqian Juhe Digital Enterprise Management Co., Ltd., or Suqian Juhe, which was established in June 2020 and primarily provides enterprise management services; and Suqian Hanyu Technology Co., Ltd., or Suqian Hanyu, which was established in December 2024 and primarily provides technology services. The consolidated variable interest entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. JD.com, Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities. Investors in our ADSs or Class A ordinary shares are not purchasing equity interest in the consolidated variable interest entities in the Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in the Chinese mainland.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we are considered the primary beneficiary of these companies and have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither JD.com, Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities. For more details of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—The Consolidated Variable Interest Entities.”

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

PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares.”

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in the Chinese mainland can change quickly with little advance notice and could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 or 2023 and do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) are not required to obtain prior permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to file an application for cybersecurity review by the Cyberspace Administration of China, or the CAC, as advised by Shihui Partners, our PRC legal counsel, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

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

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Trial Measures. We completed the filing with the CSRC in May 2024 in relation to the issuance of convertible senior notes in an aggregate principal amount of US$2.0 billion due 2029. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in the Chinese mainland only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Introduction—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of the Chinese mainland is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB58.2 billion, RMB67.6 billion and RMB71.5 billion (US$9.8 billion) as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of the Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. As of the date of this annual report, there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

For the years ended December 31, 2022, 2023 and 2024, JD.com, Inc. received repayment of RMB7.4 billion, RMB12.6 billion and RMB18.8 billion (US$2.6 billion) from our intermediate holding companies through our day-to-day centralized cash management activities. Please refer to the line item “Cash received from/(paid to) internal companies” in the “Parent” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2022, 2023 and 2024 on pages 24–27 for the detail figures.

Our day-to-day centralized cash management activities also cover the cash flow of the consolidated variable interest entities. For the years ended December 31, 2022, 2023 and 2024, the consolidated variable interest entities repaid RMB3.2 billion, RMB3.3 billion and RMB8.4 billion (US$1.2 billion) to our intermediate holding companies. Please refer to the line item “Net proceeds from/(repayment to) internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2022, 2023 and 2024 on pages 24–27 for the detail figures. The consolidated variable interest entities provided funding of RMB11.3 billion to, and received repayment of loans of RMB4.8 billion and RMB0.4 billion (US$0.1 billion) from our intermediate holding companies for the years ended December 31, 2022, 2023 and 2024, respectively. Please refer to the line item “Cash received from/(paid to) internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2022, 2023 and 2024 on pages 24–27 for the detail figures.

In May 2022, we declared a special cash dividend of US$0.63 per ordinary share, or US$1.26 per ADS, for an aggregate amount of approximately US$2.0 billion. In March 2023, as we commenced our annual dividend policy, we declared a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, for an aggregate amount of approximately US$1.0 billion. In March 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.38 per ordinary share, or US$0.76 per ADS, for an aggregate amount of approximately US$1.2 billion. In March 2025, we declared an annual cash dividend for the year ended December 31, 2024 of US$0.50 per ordinary share, or US$1.00 per ADS, for an aggregate amount of approximately US$1.44 billion based on the number of shares on record date.

Under our annual dividend policy, we may choose to declare and distribute a cash dividend each year, at an amount determined in relation to our financial performance in the previous fiscal year, among other factors. The determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, financial condition, business strategies and prospects, capital requirements, regulatory constraints to the extent relevant, availability of foreign currency and other considerations that the board deems relevant. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10.E. Additional Information—Taxation.”

A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheets data as of December 31, 2023 and 2024, selected consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report.

The selected consolidated statements of operations data for the years ended December 31, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020, 2021 and 2022 and selected consolidated cash flow data for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenues(1):
Net product revenues	651,879	815,655	865,062	871,224	928,007	127,136
Net service revenues	93,923	135,937	181,174	213,438	230,812	31,622

Total net revenues	745,802	951,592	1,046,236	1,084,662	1,158,819	158,758

Cost of revenues	(636,694)	(822,526)	(899,163)	(924,958)	(974,951)	(133,568)
Fulfillment	(48,700)	(59,055)	(63,011)	(64,558)	(70,426)	(9,648)
Marketing	(27,156)	(38,743)	(37,772)	(40,133)	(47,953)	(6,570)
Research and development	(16,149)	(16,332)	(16,893)	(16,393)	(17,031)	(2,333)
General and administrative	(6,409)	(11,562)	(11,053)	(9,710)	(8,888)	(1,218)
Impairment of goodwill	—	—	—	(3,143)	(799)	(109)
Impairment of long-lived assets	—	—	—	(2,025)	(1,562)	(214)
Gain on sale of development properties	1,649	767	1,379	2,283	1,527	209

Income from operations(2)(3)	12,343	4,141	19,723	26,025	38,736	5,307

Other income/(expense):
Share of results of equity investees	4,291	(4,918)	(2,195)	1,010	2,327	319
Interest expense	(1,125)	(1,213)	(2,106)	(2,881)	(2,896)	(397)
Others, net(4)	35,310	(590)	(1,555)	7,496	13,371	1,832

Income/(loss) before tax	50,819	(2,580)	13,867	31,650	51,538	7,061
Income tax expenses	(1,482)	(1,887)	(4,176)	(8,393)	(6,878)	(943)

Net income/(loss)	49,337	(4,467)	9,691	23,257	44,660	6,118

Net income/(loss) attributable to non-controlling interests shareholders	(75)	(923)	(697)	(910)	3,301	452
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	7	16	8	—	—	—

Net income/(loss) attributable to the Company’s ordinary shareholders	49,405	(3,560)	10,380	24,167	41,359	5,666

Net income/(loss) per share
Basic	16.35	(1.15)	3.32	7.69	13.83	1.90
Diluted	15.84	(1.15)	3.21	7.61	13.43	1.84
Net income/(loss) per ADS(5)
Basic	32.70	(2.29)	6.64	15.37	27.67	3.79
Diluted	31.68	(2.29)	6.42	15.23	26.86	3.68
Weighted average number of shares:
Basic	3,021,808,985	3,107,436,665	3,125,571,110	3,144,233,160	2,989,701,855	2,989,701,855
Diluted	3,109,024,030	3,107,436,665	3,180,886,136	3,170,542,396	3,076,061,616	3,076,061,616

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

	For the Year Ended December 31,
	2020		2021		2022		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	400,927	53.8	492,592	51.8	515,945	49.3	538,799	49.7	564,982	77,402	48.8
General merchandise revenues	250,952	33.6	323,063	33.9	349,117	33.4	332,425	30.6	363,025	49,734	31.3

Net product revenues	651,879	87.4	815,655	85.7	865,062	82.7	871,224	80.3	928,007	127,136	80.1

Marketplace and marketing revenues	53,473	7.2	72,118	7.6	81,970	7.8	84,726	7.8	90,111	12,345	7.8
Logistics and other service revenues	40,450	5.4	63,819	6.7	99,204	9.5	128,712	11.9	140,701	19,277	12.1

Net service revenues	93,923	12.6	135,937	14.3	181,174	17.3	213,438	19.7	230,812	31,622	19.9

Total net revenues	745,802	100.0	951,592	100.0	1,046,236	100.0	1,084,662	100.0	1,158,819	158,758	100.00

(2)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(98)	(102)	(143)	(133)	(80)	(11)
Fulfillment	(646)	(882)	(930)	(697)	(424)	(58)
Marketing	(347)	(586)	(631)	(426)	(273)	(37)
Research and development	(1,400)	(1,781)	(1,557)	(859)	(599)	(82)
General and administrative	(1,665)	(5,783)	(4,287)	(2,689)	(1,623)	(223)

Total	(4,156)	(9,134)	(7,548)	(4,804)	(2,999)	(411)

(3)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(193)	(220)	(392)	(414)	(288)	(39)
Marketing	(692)	(854)	(868)	(880)	(903)	(123)
Research and development	(99)	(104)	(271)	(305)	(205)	(28)
General and administrative	(309)	(309)	(161)	(128)	(64)	(9)

Total	(1,293)	(1,487)	(1,692)	(1,727)	(1,460)	(199)

(4)	Interest income was included in “Others, net” since 2021, and the presentation of prior year was updated to conform to current presentation.
(5)	Each ADS represents two Class A ordinary shares.

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	86,085	70,767	78,861	71,892	108,350	14,844
Restricted cash	4,434	5,926	6,254	7,506	7,366	1,009
Short-term investments	60,577	114,564	141,095	118,254	125,645	17,213
Inventories, net	58,933	75,601	77,949	68,058	89,326	12,238
Property, equipment and software, net	22,597	32,944	55,080	70,035	82,737	11,335
Investments in equity investees	58,501	63,222	57,641	56,746	56,850	7,788
Marketable securities and other investments	44,085	24,248	14,360	80,840	59,370	8,134
Total assets	422,288	496,507	595,250	628,958	698,234	95,658
Accounts payable	106,818	140,484	160,607	166,167	192,860	26,422
Unsecured senior notes	12,854	9,386	10,224	10,411	24,770	3,393
Long-term borrowings	2,936	—	20,009	31,555	31,705	4,344
Operating lease liabilities	15,763	20,386	22,666	21,431	25,712	3,523
Total liabilities	200,669	249,723	321,127	332,578	384,937	52,736
Total mezzanine equity	17,133	1,212	590	614	484	66
Total JD.com, Inc. shareholders’ equity	187,543	208,911	213,366	231,858	239,347	32,791
Number of outstanding ordinary shares	3,103,499,039	3,110,791,649	3,135,679,247	3,137,663,915	2,903,433,255	2,903,433,255

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	42,544	42,301	57,819	59,521	58,095	7,959
Net cash used in investing activities	(57,811)	(74,248)	(54,026)	(59,543)	(871)	(119)
Net cash provided by/(used in) financing activities	71,072	19,503	1,180	(5,808)	(21,004)	(2,877)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,082)	(1,498)	3,490	125	98	13

Net increase/(decrease) in cash, cash equivalents and restricted cash	50,723	(13,942)	8,463	(5,705)	36,318	4,976

Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	39,912	90,635	76,693	85,156	79,451	10,884
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	116	—	41	53	7

Cash, cash equivalents, and restricted cash at beginning of year	39,912	90,519	76,693	85,115	79,398	10,877

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	90,635	76,693	85,156	79,451	115,716	15,853
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	116	—	41	53	— *	— *

Cash, cash equivalents and restricted cash at end of year	90,519	76,693	85,115	79,398	115,716	15,853

*	Absolute value is less than RMB1 million or US$1 million.

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and their subsidiaries (collectively, Consolidated Variable Interest Entities or VIEs) and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	11	1,193,200	787,655	166,067	(988,114)	1,158,819
Third-party revenues	—	1,049,575	8,026	101,218	—	1,158,819
Inter-company revenues	11	143,625	779,629	64,849	(988,114)	—
Cost of revenues	—	(1,006,914)	(722,765)	(146,871)	901,599	(974,951)
Fulfillment	—	(94,779)	(16,451)	(4,525)	45,329	(70,426)
Marketing	(5)	(35,647)	(28,336)	(4,518)	20,553	(47,953)
Research and development	—	(15,919)	(16,302)	(5,200)	20,390	(17,031)
General and administrative	(155)	(3,088)	(3,840)	(2,048)	243	(8,888)
Impairment of goodwill	—	(799)	—	—	—	(799)
Impairment of long-lived assets	—	(1,562)	—	—	—	(1,562)
Gain on sale of development properties	—	1,527	—	—	—	1,527

Income/(loss) from operations	(149)	36,019	(39)	2,905	—	38,736

Income from subsidiaries and VIEs	41,991	8,469	34,178	—	(84,638)	—
Other income/(expense), net	(483)	5,327	3,691	4,267	—	12,802

Income before tax	41,359	49,815	37,830	7,172	(84,638)	51,538
Income tax expenses	— *	(5,230)	(739)	(909)	—	(6,878)

Net income	41,359	44,585	37,091	6,263	(84,638)	44,660

*	Absolute value is less than RMB1 million or US$1 million.

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	—	1,119,133	745,180	145,795	(925,446)	1,084,662
Third-party revenues	—	991,705	7,817	85,140	—	1,084,662
Inter-company revenues	—	127,428	737,363	60,655	(925,446)	—
Cost of revenues	—	(947,261)	(690,707)	(130,540)	843,550	(924,958)
Fulfillment	—	(91,646)	(12,982)	(4,584)	44,654	(64,558)
Marketing	(4)	(35,231)	(17,495)	(3,970)	16,567	(40,133)
Research and development	—	(15,662)	(16,345)	(4,853)	20,467	(16,393)
General and administrative	(204)	(4,881)	(2,794)	(2,039)	208	(9,710)
Impairment of goodwill	—	(3,143)	—	—	—	(3,143)
Impairment of long-lived assets	—	(2,025)	—	—	—	(2,025)

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Gain on sale of development properties	—	2,283	—	—	—	2,283

Income/(loss) from operations	(208)	21,567	4,857	(191)	—	26,025

Income from subsidiaries and VIEs	24,967	10,305	1,066	—	(36,338)	—
Other income/(expense), net	(591)	(1,328)	4,367	3,177	—	5,625

Income before tax	24,168	30,544	10,290	2,986	(36,338)	31,650
Income tax expenses	(1)	(6,889)	(1,020)	(483)	—	(8,393)

Net income	24,167	23,655	9,270	2,503	(36,338)	23,257

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	—	1,074,639	719,883	134,516	(882,802)	1,046,236
Third-party revenues	—	967,244	6,326	72,666	—	1,046,236
Inter-company revenues	—	107,395	713,557	61,850	(882,802)	—
Cost of revenues	—	(905,349)	(664,233)	(119,868)	790,287	(899,163)
Fulfillment	—	(92,643)	(13,890)	(4,229)	47,751	(63,011)
Marketing	(2)	(31,312)	(24,083)	(3,622)	21,247	(37,772)
Research and development	—	(18,184)	(16,688)	(5,370)	23,349	(16,893)
General and administrative	(331)	(3,640)	(4,347)	(2,903)	168	(11,053)
Gain on sale of development properties	—	1,379	—	—	—	1,379

Income/(loss) from operations	(333)	24,890	(3,358)	(1,476)	—	19,723

Income from subsidiaries and VIEs	10,667	502	17,785	—	(28,954)	—
Other income/(expense), net	48	(11,491)	3,599	2,780	(792)	(5,856)

Income before tax	10,382	13,901	18,026	1,304	(29,746)	13,867
Income tax expenses	(2)	(4,097)	90	(167)	—	(4,176)

Net income	10,380	9,804	18,116	1,137	(29,746)	9,691

	As of December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Assets
Cash and cash equivalents	646	61,277	37,857	8,570	—	108,350
Restricted cash	—	2,728	4,599	39	—	7,366
Short-term investments	5,191	57,703	59,413	3,338	—	125,645
Accounts receivable, net	—	16,736	1,703	7,157	—	25,596
Inventories, net	—	32,012	52,541	4,773	—	89,326
Internal balance	35,639	31,489	20,745	—	(87,873)	—
Investments in equity investees	—	35,683	3,550	21,968	(4,351)	56,850
Investments in subsidiaries and consolidated VIEs	230,090	75,775	44,296	—	(350,161)	—
Marketable securities and other investments	—	12,866	45,417	1,087	—	59,370
Property, equipment and software, net	—	67,953	1,854	12,930	—	82,737
Operating lease right-of-use assets	—	14,909	54	11,632	(2,063)	24,532
Prepayments and other assets	65	90,519	14,048	13,957	(127)	118,462

Total assets	271,631	499,650	286,077	85,451	(444,575)	698,234

Liabilities
Short-term debts	—	3,591	—	3,990	—	7,581
Accounts payable	—	61,059	120,202	11,599	—	192,860
Internal balance	—	35,632	24,820	27,421	(87,873)	—
Operating lease liabilities	—	15,265	50	12,291	(1,894)	25,712

	As of December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Unsecured senior notes	24,898	—	—	—	(128)	24,770
Long-term borrowings	7,188	24,517	—	—	—	31,705
Accrued expenses and other liabilities	198	64,029	21,874	16,208	—	102,309

Total liabilities	32,284	204,093	166,946	71,509	(89,895)	384,937

Convertible redeemable non-controlling interests	—	484	—	—	—	484

Total shareholders’ equity	239,347	295,073	119,131	13,942	(354,680)	312,813

Total liabilities, mezzanine equity and shareholders’ equity	271,631	499,650	286,077	85,451	(444,575)	698,234

	As of December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Assets
Cash and cash equivalents	4,788	24,563	31,664	10,877	—	71,892
Restricted cash	—	2,871	4,607	28	—	7,506
Short-term investments	2,843	59,775	53,304	2,332	—	118,254
Accounts receivable, net	—	13,863	360	6,079	—	20,302
Inventories, net	—	22,270	41,895	3,893	—	68,058
Internal balance	53,088	89,387	29,178	—	(171,653)	—
Investments in equity investees	—	32,994	4,635	19,898	(781)	56,746
Investments in subsidiaries and consolidated VIEs	188,817	56,577	43,355	—	(288,749)	—
Marketable securities and other investments	—	24,160	56,572	108	—	80,840
Property, equipment and software, net	—	57,669	1,833	10,533	—	70,035
Operating lease right-of-use assets	—	10,241	52	13,558	(2,988)	20,863
Prepayments and other assets	154	85,170	15,269	13,995	(126)	114,462

Total assets	249,690	479,540	282,724	81,301	(464,297)	628,958

Liabilities
Short-term debts	—	2,442	—	2,592	—	5,034
Accounts payable	—	53,008	102,207	10,952	—	166,167
Internal balance	—	82,263	57,964	31,426	(171,653)	—
Operating lease liabilities	—	10,168	38	14,050	(2,825)	21,431
Unsecured senior notes	10,536	—	—	—	(125)	10,411
Long-term borrowings	7,083	22,072	—	2,400	—	31,555
Accrued expenses and other liabilities	213	64,272	20,060	13,435	—	97,980

Total liabilities	17,832	234,225	180,269	74,855	(174,603)	332,578

Convertible redeemable non-controlling interests	—	614	—	—	—	614

Total shareholders’ equity	231,858	244,701	102,455	6,446	(289,694)	295,766

Total liabilities, mezzanine equity and shareholders’ equity	249,690	479,540	282,724	81,301	(464,297)	628,958

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(717)	61,391	62,343	10,968	(75,890)	58,095

Cash flows from investing activities
(Increase)/decrease in time deposits and wealth management products, net	(2,141)	14,853	6,282	(939)	—	18,055
Prepayments and investments in equity investees	—	(2,972)	(1)	(173)	—	(3,146)
Cash received from internal companies	18,773	39,719	8,396	367	(67,255)	—
Cash paid for property, equipment, software and construction in progress	—	(9,848)	(502)	(2,851)	—	(13,201)
Other investing activities	—	(3,244)	409	114	142	(2,579)

Net cash provided by/(used in) investing activities	16,632	38,508	14,584	(3,482)	(67,113)	(871)

Cash flows from financing activities
Repurchase of ordinary shares	(25,912)	—	—	—	—	(25,912)
Increase/(decrease) in debts, net	—	1,366	—	(991)	—	375
Net repayment to internal companies	—	(19,140)	(39,719)	(8,396)	67,255	—
Cash paid for dividends.	(8,263)	(44,867)	(31,023)	—	75,890	(8,263)
Proceeds from unsecured senior notes, net of issuance costs	13,999	—	—	—	—	13,999
Other financing activities	27	(693)	—	(395)	(142)	(1,203)

Net cash used in financing activities	(20,149)	(63,334)	(70,742)	(9,782)	143,003	(21,004)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	92	6	—	—	—	98

Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,142)	36,571	6,185	(2,296)	—	36,318
Cash, cash equivalents and restricted cash at beginning of year	4,788	27,434	36,271	10,905	—	79,398

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	646	64,005	42,456	8,609	—	115,716
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	— *	—	—	—	— *

Cash, cash equivalents and restricted cash at end of year	646	64,005	42,456	8,609	—	115,716

*	Absolute value is less than RMB1 million or US$1 million.

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(765)	43,657	75,882	3,291	(62,544)	59,521

Cash flows from investing activities
Increase in time deposits and wealth management products, net	(2,833)	(35,205)	(12,585)	(722)	—	(51,345)
Prepayments and investments in equity investees	—	(555)	(597)	(230)	—	(1,382)
Cash received from internal companies	12,633	36,177	3,266	4,804	(56,880)	—
Cash paid for property, equipment, software and construction in progress	—	(10,487)	(448)	(4,096)	—	(15,031)
Other investing activities	—	3,543	(9,501)	3,568	10,605	8,215

Net cash provided by/(used in) investing activities	9,800	(6,527)	(19,865)	3,324	(46,275)	(59,543)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	1,835	—	—	—	1,835
Increase/(decrease) in debts, net	—	2,458	(1,800)	2,455	—	3,113
Net repayment to internal companies	—	(17,437)	(36,177)	(3,266)	56,880	—
Cash paid for dividends.	(6,741)	(45,859)	(16,685)	—	62,544	(6,741)
Other financing activities	(2,464)	9,043	100	(89)	(10,605)	(4,015)

Net cash used in financing activities	(9,205)	(49,960)	(54,562)	(900)	108,819	(5,808)

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(71)	196	—	—	—	125

Net increase/(decrease) in cash, cash equivalents and restricted cash	(241)	(12,634)	1,455	5,715	—	(5,705)
Cash, cash equivalents and restricted cash at beginning of year	5,029	40,121	34,816	5,190	—	85,156

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	4,788	27,487	36,271	10,905	—	79,451
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	53	—	—	—	53

Cash, cash equivalents and restricted cash at end of year	4,788	27,434	36,271	10,905	—	79,398

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(509)	(168,260)	246,606	5,434	(25,452)	57,819

Cash flows from investing activities
(Increase)/decrease in time deposits and wealth management products, net	1	3,364	(25,800)	4,248	—	(18,187)
Prepayments and investments in equity investees	—	(6,313)	(4,344)	(305)	6,461	(4,501)
Cash received from/ (paid to) internal companies	7,426	200,620	3,205	(11,291)	(199,960)	—
Cash paid for property, equipment, software and construction in progress	—	(12,820)	(142)	(4,705)	—	(17,667)
Other investing activities	—	(15,006)	(292)	7,555	(5,928)	(13,671)

Net cash provided by/(used in) investing activities	7,427	169,845	(27,373)	(4,498)	(199,427)	(54,026)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	7,870	—	150	—	8,020
Increase in debts, net	3,558	5,478	300	2,534	—	11,870

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net proceeds from/(repayment to) internal companies	—	3,865	(200,620)	(3,205)	199,960	—
Dividend paid to shareholders of JD.com, Inc.	(13,087)	—	—	—	—	(13,087)
Other financing activities	(780)	(25,293)	(3,684)	(785)	24,919	(5,623)

Net cash provided by/(used in) financing activities	(10,309)	(8,080)	(204,004)	(1,306)	224,879	1,180

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,003	2,487	—	—	—	3,490

Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,388)	(4,008)	15,229	(370)	—	8,463
Cash, cash equivalents and restricted cash at beginning of year	7,417	44,129	19,587	5,560	—	76,693

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	5,029	40,121	34,816	5,190	—	85,156
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	41	—	—	—	41

Cash, cash equivalents and restricted cash at end of year	5,029	40,080	34,816	5,190	—	85,115

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further invest in technologies, expand our fulfillment infrastructure and increase our product and service offerings. For example, in 2024, we recruited new employees in connection with the expansion of our fulfillment infrastructure and strengthening of our supply chain-based technology and service capability. We will continue to invest resources in training, managing and motivating our workforce. We also plan to continue to build our warehouses and establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In addition, as we continue to increase our product and service offerings, we will need to work with a large number of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party merchants. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

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

We operate 24-7 customer service centers in Suqian, Wuhan, Chengdu and Datong, handling all kinds of customer queries and complaints regarding our products and services. As of December 31, 2024, we had over 20,000 customer service representatives at these centers. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2024, our warehouse network covered almost all counties and districts across China, consisting of over 1,600 warehouses operated by us and over 2,000 cloud warehouses operated by third-party warehouse owner-operators under JD Logistics Open Warehouse Platform. As of December 31, 2024, our warehouse network had an aggregate gross floor area of over 32 million square meters, including the gross floor area of the cloud warehouses under JD Logistics Open Warehouse Platform. Our comprehensive fulfillment facilities covered almost all the counties and districts across China, and we had 465,626 warehouse and delivery employees as of December 31, 2024. We are constructing our warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. We also plan to continue the establishment of fulfillment facilities at additional locations, including those smaller and less developed areas, to further enhance our ability to deliver products to customers directly ourselves. As we continue to add fulfillment and warehouse capability and expand our reach to those smaller, less-developed areas, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.

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

As of December 31, 2022, 2023 and 2024, our net inventories amounted to RMB77,949 million, RMB68,058 million, and RMB89,326 million (US$12,238 million), respectively. Our annual inventory turnover days were 33.2 days in 2022, 30.3 days in 2023, and 31.5 days in 2024. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We incurred net loss in the past, and generated net income of RMB9,691 million, RMB23,257 million and RMB44,660 million (US$6,118 million) in 2022, 2023 and 2024, respectively. We had retained earnings of RMB29,304 million, RMB44,051 million and RMB76,573 million (US$10,491 million) as of December 31, 2022, 2023 and 2024, respectively.

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

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB37,772 million, RMB40,133 million and RMB47,953 million (US$6,570 million) of marketing expenses, representing 3.6%, 3.7% and 4.1% of our total net revenues in 2022, 2023 and 2024, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

We source products from suppliers for our retail business. We had over 60,000 suppliers as of December 31, 2024. Our suppliers include domestic and cross-border manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for retail business were 52.5 days in 2022, 53.2 days in 2023, and 58.6 days in 2024, respectively. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

We may face risks with respect to fraudulent activities on our online marketplace. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplace, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among third-party merchants and customers. In addition to fraudulent transactions with legitimate customers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our online marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm our customers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated transaction volume from our online marketplace. Moreover, illegal, fraudulent or collusive activities by our employees, such as fraud, bribery or corruption, could also subject us to liability or negative publicity or cause losses. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees. For example, Dada announced on January 8, 2024 and March 5, 2024 that, during its routine internal audit process, certain suspicious practices were identified that may cast doubt on certain revenues from its online advertising and marketing services. See “—Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.” Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees would severely diminish consumer confidence in us, reduce our ability to attract new or retain current third-party merchants and customers, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

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

Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. As of December 31, 2024, we had net intangible assets of RMB7.8 billion (US$1.1 billion) and goodwill of RMB25.7 billion (US$3.5 billion). In the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value, we may have to record actual or potential impairment charges of investments in equity investees or intangible assets and goodwill recorded in connection with invested businesses. We may not always be able to receive gains from the equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results. We measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly year to year. We recorded losses of RMB4.1 billion, RMB0.9 billion and a gain of RMB1.4 billion (US$0.2 billion) resulting from the fair value change in long-term investments in 2022, 2023 and 2024, respectively.

In addition, we may be subject to risks associated with actual or alleged fictitious transactions or other fraudulent conduct, as well as non-compliant actions, by any company we acquire or invest in. We may have limited experience in these acquired business or investments, and these acquired companies or investees may not adopt our protocols and policies appropriately. As such, we cannot assure you that our protocols and policies will prevent these fraudulent conducts or non-compliant actions. These and other risks could also lead to negative publicity, litigation, government inquiries, investigations or actions against the companies we invest in or acquire, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards or internal controls and systems. For example, Dada announced on January 8, 2024 and March 5, 2024 that, during its routine internal audit process, certain suspicious practices were identified that may cast doubt on certain revenues from its online advertising and marketing services. In response, the audit committee of Dada’s board of directors, with the assistance of independent professional advisers, initiated an independent review, which was substantially completed in March 2024. On January 10, 2024, Dada and certain of its former executives were named as defendants in a putative securities class action in the U.S. District Court for the Central District of California. Plaintiff alleges that the defendants made misleading statements or omissions regarding Dada’s business operations and financials. Dada and other parties involved in the class action under the caption Yan Wang v. Dada Nexus Limited et al, No. 2:22-cv-00239, including JD.com, Inc., have reached a settlement that has been granted final approval by the court.

We may be subject to legal, regulatory and/or administrative proceedings.

We may be subject to litigation and regulatory proceedings inside and outside China relating to third-party and principal intellectual property infringement claims, contract disputes involving third-party merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes, internet advertising and other matters in the ordinary course of our business. As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes or other civil disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties. For example, in 2017, we filed an antitrust lawsuit against Zhejiang Tmall Online Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Alibaba Group Holding Limited, or Alibaba, for employing unfair means to force merchants to choose one platform between Alibaba’s Tmall and us. On December 29, 2023, the Beijing Higher People’s Court issued a judgment, ruling that Alibaba’s behavior had abused its market-dominating power and constituted monopolistic behavior, ordering Alibaba to pay a damage of over RMB1.0 billion. The counterparties had appealed, and the case is in second-instance stage.

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

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2024, we employed a total of 465,626 warehouse and delivery employees. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing work force, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. These adjustments, however, may not be sufficient to allow us to address the various challenges we face or improve our results of operations and financial performance as expected. Furthermore, if the compensation package offered is not competitive in the market, we may not be able to provide sufficient incentives to or maintain stable and dedicated warehousing, delivery personnel and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance and our prospects of achieving profitability. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may have conflicts of interest with our subsidiaries that are stand-alone public companies.

Certain of our subsidiaries have become stand-alone public companies. On December 8, 2020, shares of JD Health, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” On May 28, 2021, shares of JD Logistics, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” On March 30, 2023, each of JD Property and JD Industrials, through their respective joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, their respective shares on the Main Board of the Hong Kong Stock Exchange. On March 30, 2025, JD Industrials, through its joint sponsors, re-submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when any of the proposed listings may take place.

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

We sourced our products from over 60,000 suppliers as of December 31, 2024. Third-party merchants on our online marketplace are separately responsible for sourcing the products they sell on our mobile apps and websites. Although we have adopted measures to verify the authenticity and authorization of products sold on our mobile apps and websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border e-commerce business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.

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

Under our standard form agreements, we require suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Related to Doing Business in China— We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.”

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

In April 2017, we opened up our fulfillment infrastructure to third-parties and established a new business group, JD Logistics, to provide integrated supply chain solutions and logistics services to third-party businesses across a wide range of industries. JD Logistics has experienced rapid growth since its inception and has raised capital in both private and public share offerings. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” As of December 31, 2024, we hold approximately 63% of the outstanding shares of JD Logistics. The development of a logistics business is capital intensive, and JD Logistics may require additional capital resources in the future. JD Logistics may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Logistics, and the investors may have a strategy or objectives different from ours with respect to JD Logistics or impose conditions that could restrict the operations of JD Logistics. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

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

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our websites and use of our mobile apps. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners including strategic partners or third-party providers of online payment services through which some of our customers may choose to make payment for purchases. The third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our websites’ or mobile apps’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in the past due to external causes beyond our control, such as a leak of user account information from the China Software Developer Network in 2011, although none of the past breaches individually or in the aggregate was material to our business or operations. We cannot assure you that similar events will not occur in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party merchants and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our third-party couriers or third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny.

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

On September 24, 2024, the State Council published the Administrative Measures for Internet Data Security, which provides that the network data handlers shall be subject to national security review if their network data handling activities affect or may affect national security. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Information Security” for details. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC or other regulatory authorities based on the Administrative Measures for Internet Data Security. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Administrative Measures for Internet Data Security, requires that data processors processing “important data” shall conduct an annual risk assessment each year, and submit the assessment report to the relevant competent authorities at or above the provincial level.

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

These laws and regulations and the PRC Civil Code (which took effect on January 1, 2021 and also includes certain data-related rules) are subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with the laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the authorities will formulate the catalogs for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

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

In June 2020, we acquired an aggregate of 36.8% equity interest in Jingdong Technology Holding Co., Ltd., or JD Technology, which became our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth our rights as a shareholder. On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of our cloud computing and artificial intelligence business, upon which our equity interest in JD Technology increased to 41.7%. As of December 31, 2024, our equity interest in JD Technology further increased to 43.6% as a result of the JD Technology Redemption Arrangement as described in “Item 4.A. Information on the Company—History and Development of the Company—Our Major Investments,” and we continued to apply the equity method for accounting of this investment.

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

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of December 31, 2024, we had Courier Service Operation Permits that allow Beijing Jingbangda Trade Co., Ltd. (Jingbangda), a subsidiary of Xi’an Jingdong Xincheng, one of the consolidated variable interest entities providing logistics services, and the subsidiaries of Jingbangda, to operate an express delivery business in 31 provinces and 451 cities in China. As of December 31, 2024, Jingbangda and its relevant subsidiaries, among other entities, had obtained Courier Service Operation Permits. As of the same date, among other entities, Xi’an Jingdong Xuncheng and its relevant branches and subsidiaries, and Jingbangda and its relevant branches and subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of making filings with local postal administrations for express delivery terminal outlets of the subsidiaries of Jingbangda. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

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

We adopted our current share incentive plan effective December 21, 2023, or the 2023 Plan, to replace our previous plan, which expired on December 20, 2023. JD Logistics, JD Health, JD Property and JD Industrials each have their own share incentive plans as well, and since we consolidate them in our financial statements, their share-based compensation expenses also affect our financial performance. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion of these various plans. In May 2015, with approval of our board of directors, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company under our previous plan, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We incurred share-based compensation expenses of RMB54 million, RMB38 million and RMB21 million (US$3 million) in connection with this grant of option to Mr. Liu in 2022, 2023 and 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, we recorded an aggregate of RMB7,548 million, RMB4,804 million, and RMB2,999 million (US$411 million), respectively, in share-based compensation expenses. As of December 31, 2024, the awards in our share incentive plans that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 70,983,422 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the grant date, and (ii) options to purchase an aggregate of 17,645,740 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the grant date. For awards granted under the share incentive plans of our consolidated subsidiaries, please see “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans— Share Incentive Plans of our Consolidated Subsidiaries.” We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Although we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, we may also require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 and January 2020 and the convertible senior notes we issued in May 2024 contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets, and our term and revolving credit facilities we entered into contain covenants that impose certain minimum financial performance requirements on us and that might restrict our ability to raise additional debt. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. Disruptions in the financial markets not related to us could also affect our ability to raise capital. Any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our prospects. A large balance of indebtedness may require that we devote our financial resources to servicing such debt rather than funding our operating activities, which constrains our capital flexibility and may in turn adversely affect our results of operation. It may also be a challenge for us to service our interest and principal repayments in a timely manner or at all, which could trigger cross-defaults with other debt, as applicable, as well as limit our ability to obtain further debt financing.

Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.

As of December 31, 2024, we had long-term debt obligations of RMB60.2 billion (US$8.2 billion). Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

Fluctuation of items that are non-recurring in nature and fluctuation of fair value change of the wealth management products we invested in have affected our results of operations in the past and may continue to affect our results of operations in the future.

The fluctuation of items that are non-recurring in nature, primarily gains on sale of development properties, impairment of goodwill and long-lived assets, and “others, net” significantly affected our results of operations during 2022, 2023 and 2024. We recorded a gain of RMB1,379 million, RMB2,283 million and RMB1,527 million (US$209 million) in 2022, 2023 and 2024, respectively, for selling certain of our development properties. Impairment of goodwill and long-lived assets were nil, RMB5.2 billion, and RMB2.4 billion (US$0.3 billion) in 2022, 2023 and 2024, respectively. “Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses). For “others, net,” we recorded a loss of RMB1.6 billion, a gain of RMB7.5 billion and a gain of RMB13.4 billion (US$1.8 billion) in 2022, 2023 and 2024, respectively. We identify these items as non-recurring in nature as they are not indicative of our core operating results and business outlook. We cannot assure you that we will be able to continue to generate net profits and maintain profitability in the future after excluding the impact of such non-recurring items. The significant fluctuation of these non-recurring items may continue to affect our results of operations and result in fluctuation of net income/(loss) in the future.

During 2022, 2023 and 2024, we made investments in wealth management products and recorded a fair value of wealth management products of RMB74.1 billion, RMB59.7 billion and RMB38.4 billion (US$5.3 billion) as of December 31, 2022, 2023 and 2024, respectively, which included gross unrealized gains of RMB373.2 million, RMB647.2 million and RMB1,218.5 million (US$166.9 million), respectively. No impairment charges were recorded for the years ended December 31, 2022, 2023 and 2024, respectively. Those wealth management products were certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions, and usually have maturities of less than one year. We are exposed to credit risk in relation to our investments in wealth management products, which may adversely affect our net changes in their fair value. We cannot assure you that market conditions and regulatory environment will create fair value gains and we will not incur any fair value losses on our investments in wealth management products at fair value through profit or loss in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

A severe or prolonged slowdown in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products or services, the products or services provided by third-party merchants on our marketplace, or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or non-compliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 342 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and/or our ADSs may view as beneficial.

Our company is controlled through a dual class voting structure. Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 28, 2025, Mr. Liu beneficially owned 71.7% of the aggregate voting power of our company, including 3.7% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The current tensions in international trade policies and rising political tensions, particularly between the United States and China, may adversely impact our business and operating results.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on China since 2025 to 54%. Following that announcement, China and the United States sequentially imposed additional tariffs on each other. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States. On April 9, 2025, President Trump announced a 90-day pause on the additional tariffs to other countries with the exception of China. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

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

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. In August 2023, an executive order was issued by the Biden administration to restrict U.S. investments in sensitive technologies in the Chinese mainland, Hong Kong, and Macau, such as advanced computing chips, quantum technology, and artificial intelligence. On October 28, 2024, the U.S. Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe JD.com, Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If JD.com, Inc. were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations, potentially narrow related exceptions (including those related to publicly traded securities) and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.”

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 or 2023 and do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

We are a Cayman Islands exempted company and our PRC subsidiaries Jingdong Century, Shanghai Shengdayuan and Jiangsu Xinchuan Hailian are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses, such as domestic document delivery services. As a result, we conduct or will conduct such business activities through the consolidated variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jingbangda. Jingdong 360 holds our ICP license as an internet information provider. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries.

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

Mr. Richard Qiangdong Liu, Ms. Yayun Li and Ms. Pang Zhang are the individual shareholders of Suqian Juhe. Mr. Qin Miao, Ms. Yayun Li and Ms. Pang Zhang are the shareholders of the other significant consolidated variable interest entities. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is a senior vice president of our company, and Ms. Pang Zhang is our chief human resources officer.

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

Any loans to our wholly foreign-owned subsidiaries in the Chinese mainland, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in the Chinese mainland to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the consolidated variable interest entities or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Upregulating the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 13, 2025, the People’s Bank of China and the SAFE have decided to raise the macro prudential coefficient for cross-border financing of enterprises and financial institutions from 1.5 to 1.75. As a result, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to three and a half times of their respective net assets.

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

We conduct our business primarily through our PRC subsidiaries and the consolidated variable interest entities in the Chinese mainland. Our operations in the Chinese mainland are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in the Chinese mainland. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, the rules and regulations in the Chinese mainland can change quickly with little advance notice, and the interpretation and enforcement of many laws, regulations and rules may involves uncertainties.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs and Class A ordinary shares. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Cybersecurity Review Measures, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. It remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2024, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We may be required to register those operating offices outside of the residence addresses of our relevant PRC entities as branch offices under PRC law. As of the date of this annual report, we were able to register branch offices in all of the important locations where we had meaningful presence. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the applicable laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

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

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the highest and lowest closing prices of our ADSs on Nasdaq in 2024 were US$47.08 and US$21.44, respectively. Likewise, the highest and lowest closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2024 were HK$185.10 and HK$82.50, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States in early 2020, which may have a material and adverse effect on the trading price of our Class A ordinary shares and/or ADSs.

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

On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over the next 24 months through March 17, 2022. On December 29, 2021, our board of directors approved modifications to the share repurchase program adopted in March 2020, pursuant to which the repurchase authorization has increased from US$2.0 billion to US$3.0 billion and has been extended until March 17, 2024. In March 2024, our board of directors adopted a share repurchase program that became effective on March 18, 2024, pursuant to which we may repurchase up to US$3.0 billion worth of our shares (including ADSs) over the next 36 months through March 2027. We have fully utilized the repurchase amount authorized under the US$3.0 billion share repurchase program announced in March 2024, and has adopted and announced a new share repurchase program in August 2024. Pursuant to the new share repurchase program effective from September 2024, we may repurchase up to US$5.0 billion worth of our shares (including ADSs) over the next 36 months through the end of August 2027. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Conversion of our convertible senior notes may dilute the ownership interest of the existing shareholders.

In May 2024, we issued convertible senior notes in an aggregate principal amount of US$2.0 billion due 2029, or the 2029 Notes. The 2029 Notes bear interest at a rate of 0.25% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024. The 2029 Notes will mature on June 1, 2029, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The initial conversion rate of the 2029 Notes is 21.8830 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$45.70 per ADS. The conversion of some or all of 2029 Notes will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs and/or Class A ordinary shares issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our Class A ordinary shares and/or the ADSs. In addition, the existence of the 2029 Notes may encourage short selling by market participants because the conversion of the 2029 Notes could depress the price of our Class A ordinary shares and/or the ADSs. The prices of our Class A ordinary shares and/or the ADSs could be affected by possible sales of our Class A ordinary shares and/or the ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our Class A ordinary shares and/or the ADSs.

Provisions of our convertible senior notes could discourage an acquisition of us by a third-party.

Certain provisions of the 2029 Notes could make it more difficult or more expensive for a third-party to acquire us, or may even prevent a third-party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the 2029 Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third-party, these provisions could have the effect of depriving our shareholders of an opportunity to sell their securities at a premium over prevailing market prices.

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

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. Subject to provisions of the memorandum and articles of association, the directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over the current market price.

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

Our current memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company beneficially owned through a trust wholly-owned by our chairman, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of February 28, 2025, Mr. Liu beneficially owned 71.7% of the aggregate voting power of our company, including 3.7% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plans, and administers the awards and acts according to our instruction. In addition, our current memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

There can be no assurance that we were not a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we may be a PFIC for our taxable year ended December 31, 2024. However, because PFIC status is a fact-intensive determination, no assurance can be given with respect to our PFIC status for the current or any future taxable years. Changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for the current or future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. The composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may be less likely to be classified as a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. U.S. Holders of our ADSs or ordinary shares are urged to consult their tax advisors concerning the United States federal income tax consequences if we are classified as a PFIC. See “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

We are exposed to risks associated with the potential spin-off of one or more of our businesses. On December 8, 2020, we completed the spin-off and listing of JD Health, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On May 28, 2021, we completed the spin-off and listing of JD Logistics, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On March 30, 2023, each of JD Property and JD Industrials, through their respective joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, their respective shares on the Main Board of the Hong Kong Stock Exchange. On March 30, 2025, JD Industrials, through its joint sponsors, re-submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when any of the proposed listings may take place. We may continue to explore the ongoing financing requirements for our various other businesses and may consider a spin-off listing for one or more of those businesses. We cannot assure you that any spin-off will ultimately be consummated, any such spin-off will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange or other equivalent regulatory agencies. In the event that we proceed with a spin-off, our interest in the entity to be spun-off (and its corresponding contribution to the financial results of our company) will be reduced accordingly.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at 0.1% (rounded up to the nearest dollar) on the value of the transaction, on both the buyer and the seller.

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

Our Corporate History

Our chairman, Mr. Richard Qiangdong Liu, launched an online retail website in January 2004. He subsequently formed a company in Beijing and another company in Shanghai and conducted his online retail business through these two companies. In April 2007, we established a wholly-owned PRC subsidiary, Beijing Jingdong Century Trade Co., Ltd., or Jingdong Century.

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

•

Jiangsu Xinchuan Hailian Supply Chain Management Co., Ltd., or Jiangsu Xinchuan Hailian (previously Xi’an Jingxundi Supply Chain Technology Co., Ltd.), which was established in May 2017 and primarily provides technology and consulting services relating to logistics services.

The significant consolidated variable interest entities and their subsidiaries that conduct our business operations in China include, among others, the following:

•	Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website;

•	Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products;

•	Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services;

•	Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in the business of investment management;

•	Suqian Juhe, which was established in June 2020 and primarily provides enterprise management services; and

•	Suqian Hanyu, which was established in December 2024 and primarily provides technology services.

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.” Our RMB counter was launched and became effective since June 19, 2023 under the stock code “89618.”

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

On March 25, 2022, Tencent completed a distribution of approximately 460 million Class A ordinary shares of our company owned by Tencent to its shareholders. Following the distribution, Tencent’s shareholding in us was below 5% pursuant to a 13G amendment file by Tencent Holdings Limited and Huang River Investment Limited with the SEC on March 30, 2022 and the shareholders of Tencent who receive our shares in the distribution have become our shareholders. We and Tencent continue to maintain our mutually beneficial business relationship, including our ongoing strategic partnership agreement. On June 29, 2022, we renewed the strategic cooperation agreement with Tencent for another period of three years. Tencent continues to offer us prominent Level I and Level II access points on its Weixin platform to provide traffic support, and we also continue to cooperate in a number of areas including communications, technology services, marketing and advertising, and membership services, among others. The value of such cooperation is to be paid or spent in cash and in the form of our shares combined over the next three years. As a part of the total consideration, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a consideration of up to US$220 million by reference to prevailing market prices at certain predetermined dates during the three-year period, of which 2,164,326, 3,761,270 and 4,119,434 of our Class A ordinary shares were issued in July 2022, May 2023 and May 2024, respectively. The two parties are leveraging this mutually beneficial partnership to provide better and more convenient shopping experience for users.

Strategic Cooperation with Walmart

In June 2016, we entered into a series of agreements with Walmart Inc., or Walmart, in relation to our strategic alliance, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares. As of August 20, 2024, Walmart no longer held our shares. As part of our strategic cooperation with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites. We have collaborated with Walmart on various e-commerce and logistics businesses.

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

In August 2020, JD Logistics acquired a controlling interest in Kuayue-Express a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China, for a total consideration of approximately RMB3 billion through a combination of acquiring existing shares and subscribing for newly issued shares of Kuayue-Express. In December 2024, a subsidiary of JD Logistics, Suqian Jingdong Bohai Enterprise Management Co., Ltd., entered into an equity transfer agreement to purchase the remaining equity interest of approximately 36.43% in Kuayue-Express, in which JD Logistics already had approximately 63.57% equity interest, at a purchase price of up to RMB6,484 million, subject to adjustments as set out in the equity transfer agreement. After the completion of the proposed transaction, JD Logistics will hold 100% equity interest in Kuayue-Express. The proposed transaction will be completed in a series of steps and is subject to customary closing conditions. It has been approved in the extraordinary general meeting of JD Logistics held in April 2025.

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

JD Health

JD Health is one of the largest online healthcare platforms in China, the shares of which are listed on the Main Board of Hong Kong Stock Exchange. JD Health is also pioneering the digitalization and transformation of the healthcare industry. Over the past few years, JD Health is building a comprehensive “internet + healthcare” ecosystem, providing pharmaceutical and healthcare products and internet healthcare services to the customers. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from the global offering in connection with the listing in Hong Kong approximately RMB25.7 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses. JD Health remains our consolidated subsidiary after its listing. JD Health’s RMB counter on the Hong Kong Stock Exchange was launched and became effective since June 19, 2023 under the stock code “86618.”

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

JD Industrials

In August 2020, January 2021 and March 2023, JD Industrials, our subsidiary which is the leading industrials supply chain technology and service provider in China, completed series A, series A-1 and series B preference share financing (“JD Industrials Series A, A-1 and B Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industrials Series A, A-1 and B Preference Shares was approximately US$545 million. Upon completion of these financings, we hold approximately 78% of the issued and outstanding shares of JD Industrials. On March 30, 2023, JD Industrials, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. On March 30, 2025, JD Industrials re-submitted the listing application. There is no assurance as to whether or when the proposed listing may take place.

Dada

Dada is a Nasdaq-listed company and a leading local on-demand retail and delivery platform in China. It operates JD NOW, formerly known as JD Daojia (JDDJ), one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories.

In April 2016, we completed the transaction with Dada, pursuant to which our online-to-offline business, JD Daojia, which was rebranded to JD NOW in 2024, became a subsidiary of Dada and we contributed certain resources and US$200 million in cash in exchange for newly issued equity interest in Dada. In December 2017, we exercised our warrant to acquire additional preferred shares of Dada. In August 2018, in conjunction of Dada’s Series F round financing with Walmart, we further invested US$180 million to acquire the newly issued preferred shares of Dada. We have formed an extensive cooperation relationship with Dada, as its local on-demand delivery and retail capabilities support our innovative projects and omni-channel strategy, together bringing consumers the most convenient and advanced shopping experience. In June 2020, the ADSs of Dada commenced trading on the Nasdaq Global Select Market under the symbol “DADA.”

On March 22, 2021, we entered into a share subscription agreement through a subsidiary with Dada, and further entered into an amendment to share subscription agreement on February 25, 2022. At closing that occurred on February 28, 2022, Dada issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada, pursuant to which we provide certain strategic resources to Dada. Immediately following the closing, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. In September 2024, we acquired all of the shares held in Dada by Walmart Group, following which our ownership in Dada increased to 63.2%. As of December 31, 2024, we owned approximately 63.4% of the issued and outstanding shares of Dada. On April 1, 2025, Dada entered into an agreement and plan of merger with our wholly owned subsidiaries. Once the merger contemplated in that agreement is completed, Dada will become our wholly owned subsidiary. At the completion of the merger, each ADS of Dada (other than ADS representing shares of Dada held by our affiliates, shares reserved for Dada’s ESOP issuance and Dada’s treasury shares if any) will be cancelled and cease to exist in exchange for the right to receive $2.0 per ADS, and each ordinary share of Dada (other than (i) shares of Dada held by our affiliates, shares reserved for Dada’s ESOP issuance and Dada’s treasury shares if any and (ii) shares held by Dada shareholders who have validly exercised their right to dissent) will be cancelled and cease to exist in exchange for the right to receive $0.5 per share.

Our Major Investments

JD Technology

Since 2017, JD Technology has made remarkable progress in the field of digital technology and is now a leading technology service provider in China, enabling corporates and organizations across industries to achieve digitalization and intelligentization and fueling their growth through accessible financial solutions. In June 2020, we entered into agreements with JD Technology, pursuant to which we have, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting our profit sharing right pursuant to the framework agreement between us and JD Technology and investing additional RMB1.8 billion in cash in JD Technology. The framework agreement, including the profit-sharing arrangement between JD Technology and us, was terminated, and JD Technology has become our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth the rights of JD as a shareholder. Pursuant to these agreements, we continue to enjoy substantially all the rights that we had under the framework agreement; provided that certain rights such as the right to liquidity event payment had been terminated upon our conversion of the profit sharing right into equity interest in JD Technology. Pursuant to these agreements, certain of our rights under these agreements should be terminated immediately the day before JD Technology submits its application for an initial public offering. These rights, however, will be restored in the event the initial public offering application is rejected by the authorities or withdrawn by JD Technology.

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

From September to December 2024, JD Technology entered into new agreements with its shareholders to replace previous redemption terms with settlement method (through both cash and newly issued common shares). In these new agreements, investors will receive redemption amounts in cash and newly issued shares. These arrangements may be suspended or terminated under certain circumstances. In accordance with these agreements, JD Technology carried out the first tranche of redemption through cash settlement and new share issuance in the fourth quarter of 2024. As of December 31, 2024, our equity interest in JD Technology further increased to 43.6% as a result of the redemption, which we refer to as the JD Technology Redemption Arrangement. As a result of the dual class voting structure of JD Technology, as of December 31, 2024, we held approximately 22.9% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together held 52.7% of the total voting power of JD Technology.

Yonghui

In 2015, 2018 and 2020, we invested a total of RMB6.5 billion to acquire shares in Yonghui. Yonghui is a company listed on the Shanghai Stock Exchange and a leading hypermarket and supermarket operator in China. As of December 31, 2024. we held approximately 11% of Yonghui’s issued and outstanding shares. In September 2024, we entered into a definitive agreement and under which we transferred 8.3% of Yonghui shares, and the transaction was completed in February 2025, after which we held approximately 2.9% of Yonghui’s issued and outstanding shares.

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

Overview

We are a leading supply chain-based technology and service provider. We generated total net revenues of RMB1,046.2 billion, RMB1,084.7 billion and RMB1,158.8 billion (US$158.8 billion) in 2022, 2023 and 2024, respectively. We generated net income of RMB9.7 billion, RMB23.3 billion and RMB44.7 billion (US$6.1 billion) in 2022, 2023 and 2024, respectively.

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

We operate online retail and marketplace e-commerce businesses. In our online retail business, we purchase products from suppliers and sell them directly to our customers. We offer a wide range of product categories through our online retail business, including electronics products, home appliances and a large variety of other general merchandise categories. We have established strong relationships with our suppliers as our online retail business grows rapidly over time. As of December 31, 2024, we sourced products from over 60,000 suppliers.

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

We are exploring a variety of initiatives to meet our customers’ ever-growing demand. We believe we are well-positioned to empower traditional offline retailers by capitalizing on our strong online presence, industry know-how and technology and systems. We collaborate with Walmart on e-commerce by supporting Walmart and Sam’s Club Flagship Stores on our platform and providing fulfillment solutions to them. Our majority-owned subsidiary Dada, a leading local on-demand retail and delivery platform in China, cooperates with JD Logistics to provide our customers with on-demand and last-mile delivery services of a wide selection of grocery and other fresh products through JD NOW, formerly known as JD Daojia. We are also exploring in the offline retail market through 7FRESH, our offline fresh food market.

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

Logistics Services

We made a strategic decision in 2007 to invest in and build our own nationwide fulfillment infrastructure. As of December 31, 2024, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,600 warehouses with an aggregate gross floor area of over 32 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In addition, we had a team of 465,626 warehouse and delivery employees as of December 31, 2024. Our value proposition is to empower our customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. We help our customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. Our solutions are powered by our proprietary technology, industry know-how and insights of product merchandizing.

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

JD Retail

Online Retail

In our online retail business, we acquire products from suppliers and sell them directly to customers. We believe we have the largest online product review database of any online retail company in China with approximately 14 billion product reviews generated by our customers as of December 31, 2024. As of December 31, 2024, we sourced products from over 60,000 suppliers. We believe that large scale and market leading position are critical to success in the online retail market in China and can provide important competitive advantages to us.

Online Marketplace

In our online marketplace business, third-party merchants offer products to customers on our online marketplace and pay us sales commissions. We launched our online marketplace in October 2010 and have been adding new products and services, including premium international brands, since then.

We provide transaction processing and billing services on all orders placed on our online marketplace and require third-party merchants to meet our strict standards for authenticity and reliability. We monitor third-party merchants’ performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality customer service. We tag certain top stores on our platform as “Five Star Store (五星店铺)” based on each third-party merchant’s quality of service, user experience, and other operating performance metrics during the entire purchase process. Such certification can help the top third-party merchants improve their conversion efficiency on the platform. Furthermore, it sets a benchmark to encourage other third-party merchants to improve their operations. We aim to offer customers the same high-quality customer experience regardless of the source of the products they choose.

Omni-channel Initiatives

We are exploring a variety of omni-channel integration opportunities and innovative business models. The term “omni-channel” refers to a marketing approach that seeks to provide a consistent customer experience across multiple channels including websites, apps and physical offline stores.

We believe we are well-positioned to provide omni-channel solutions to customers and offline retailers in select locations in China by capitalizing on our strong online presence and leveraging our strategic partnership with Dada, a leading local on-demand delivery and retail platform in China. Dada has partnered with a large number of well-known chain retailers and many first-tier international and domestic FMCG (fast-moving consumer goods) brands by leveraging Dada’s crowd-sourcing delivery network. Dada has been cooperating with JD Logistics to provide fast on-demand delivery services for merchants and consumers. In 2021, we and Dada formed a strategic partnership with ASUS, a global technology leader, launching more than 150 ASUS stores on JD Daojia (JDDJ) and “Shop Now,” which were rebranded to JD NOW, our on-demand consumer retail section. Leveraging this partnership, we will further accelerate the digital transformation of physical stores to improve the offline shopping experience for computer and digital products, including the extension of “one-hour delivery” service to all ASUS offline stores in China.

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

In June 2016, we entered into a series of agreements in connection with our strategic alliance with Walmart. We have collaborated with Walmart on various e-commerce and logistics businesses. We have also experimented with other omni-channel opportunities, aimed at offering shoppers across China faster and more convenient access to high-quality products through multiple channels.

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

JD Logistics

JD Logistics is the leading technology-driven supply chain solutions and logistics services provider in China. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers, covering regular and specialized items. JD Logistics’s value proposition is to empower customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. JD Logistics helps customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. The solutions are powered by proprietary technology, industry know-how and insights of product merchandizing. As of December 31, 2024, JD Logistics operated over 1,600 warehouses, which covered an aggregate gross floor area of over 32 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

JD Logistics harnesses the power of technology to enhance the operational efficiency of warehouse network. A notable example is the Asia No. 1 smart industrial parks, which also demonstrate their industry-leading technological innovations and high technology standards. As of December 31, 2024, JD Logistics operated 45 Asia No. 1 smart industrial parks in 30 cities across China. In addition, JD Logistics further expanded the coverage of smart warehouse network, opening or upgrading Asia No. 1 smart industrial parks in cities such as Beijing and Shanghai in 2024.

JD Property

JD Property is a leading and the fastest-growing platform for developing and managing logistics parks, business parks and other similar types of modern infrastructure, in China, Asia, and Europe. JD Property aims to develop its logistics asset portfolios while maintaining strong capital discipline. With the expansion of our asset portfolios, we have adopted a capital recycling strategy. Collaborating with strategic capital partners, we set up funds and investment vehicles and recycle capital by disposing the projects that are on our balance sheet to such funds and investment vehicles. Meanwhile, we also externally source high-quality assets from third parties for the funds and investment vehicles. We believe this strategy will help further expand our asset portfolios, minimize our related future capital expenditures and enhance our returns. As of December 31, 2024, JD Property owned and managed properties with a total gross floor area of over 26 million square meters.

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

JD Health

JD Health is one of the largest online healthcare platforms in China. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” Its RMB counter on the Hong Kong Stock Exchange was launched and became effective since June 19, 2023 under the stock code “86618.” JD Health continued to earn trust and recognition among users with a solid growth in the number of average daily consultations, which exceeded 490,000 in 2024. As a leading online healthcare platform, JD Health’s mission is to become the go-to health management platform for everyone in China. Its strategic position is to create a technology-driven platform that centers on the supply chain of pharmaceutical and healthcare products and is strengthened by healthcare services, encompassing a user’s full life span for all healthcare needs. It is committed to offering users easily accessible, convenient, high-quality yet affordable pharmaceutical and healthcare products. To achieve this goal, JD Health has built a one-stop online health management platform to create greater value for all participants in the healthcare value chain, and will continue to expand its core businesses, retail pharmacy business and online healthcare services, through utilizing AI, big data, cloud computing and other advanced technology.

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

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our mobile apps and website www.jd.com. Our online channels not only offer a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, customized product recommendations, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. We currently offer mobile access through our mobile website m.jd.com and our various iOS and Android mobile apps. As part of our strategic partnership with Tencent, we launched level 1 access on Tencent’s Weixin and direct access on Tencent’s Mobile QQ, whereby Tencent users can easily access our product offerings and have an enjoyable mobile shopping experience. Over 90% of orders fulfilled were placed through our mobile apps in 2024.

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

Interactive user community to enhance customer engagement and loyalty. Our mobile apps and websites contain a large volume of helpful user-generated and professionally-generated content. For each product, customers can provide reviews and ratings that are featured prominently on the product page. We encourage participation by granting loyalty points for posting reviews and ratings. We believe that we have the largest online product review database of any online retail company in China, with approximately 14 billion product reviews generated by our customers as of December 31, 2024, which benefits our customers, suppliers and third-party merchants.

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

In 2024, we further strengthened our brand image of offering hassle-free services to our customers. Combining unique service capabilities from our retail business and our third-party merchants, we provide our customers with customized services for different product categories. Our services cover the entire purchasing process and include various types of services such as instant refunds, repair by exchange program, home-delivery of replacements, and extended price protection services for selected retail products, among other offerings. The service offering aims to facilitate consumers’ purchase decisions by providing trustworthy and guaranteed services. In 2024, we continued to invest in smart services and leveraged our advanced AI and deep learning technologies to more efficiently resolve the high volume of customer inquiries without sacrificing the customer experience. We also leveraged our cutting-edge technologies and smart systems to analyze a large volume of customer feedback and alerted third-party merchants in advance regarding potential customer service issues, helping third-party merchants to improve their service quality for our customers.

24-7 customer service centers. We operate 24-7 customer service centers in Suqian, Wuhan, Chengdu and Datong, handling all kinds of customer queries and complaints regarding our products and services. We obtained COPC (Customer Operation Performance Center) Certification in November 2014. Customers can make queries and file complaints via various channels such as phone calls, online written instant messengers, JD official accounts on Weixin and Weibo, and through email. As of December 31, 2024, we had over 20,000 customer service representatives at the Suqian, Wuhan, Chengdu and Datong centers.

Returns and exchanges. We accept returns or exchanges for any reason within seven days of purchase. For selected categories in our retail business, we provide an extended 30 days return and 180 days repair by exchange policy to our customers. Defective merchandise can be returned for exchange within 15 days of purchase. For customers with good credit, we provide an “instant refund” service, where we provide refunds as soon as they submit their return requests. If customers report defects more than 15 days after receipt but are still within the warranty period, we will have the defective goods repaired, replaced or take another appropriate action to compensate the customer, depending on the nature of the problem. We will generally pick up defective items for return or exchange at the customer’s address, provided that the return or exchange is requested within 15 days of receipt of the item and the address is within the area that is serviced by our employees or by one of the third-party couriers that have agreed to provide this service for us. Alternatively, customers can also mail the merchandise to one of our regional after-sales centers or bring the product to a pickup station nearby.

Membership program. We have established a membership program to cultivate customer loyalty and encourage our customers to make repeat purchases. We continued to promote “JD Plus”, a premium paid membership program. JD Plus offers benefits including extra rebates, coupons, exclusive prices on selected product offerings, free shipping and return services, VIP customer services, PLUS DAY promotion events, online medical consultation and JD E-book unlimited access designed specifically for JD Plus members. JD Plus also partnered with content and lifestyle service providers such as Tencent Video, iQiyi, among others, providing JD Plus members with greater benefits. In addition to our JD Plus, we also have a customer value system, “Joy Score (京享值)”, which takes into account various indicators, such as consumer behavior, interaction, credit ratings, among others, to determine a comprehensive and dynamic score for each consumer. The customers with different level of “Joy Score” can enjoy free loyalty programs. For instance, customer with “Joy Score” beyond certain threshold could enjoy a rebate for the plus membership fee. We also provide a variety of free premium services, such as local service, fast refund channel and VIP after-sale service, to enhance customer experience and engagement. We believe JD Plus membership program and “Joy Score” value system can effectively cultivate customer loyalty and enhance the shopping experience and consumer engagement.

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

Special promotions. We offer a selection of discounted products on special occasions, such as our anniversary sales promotional event on June 18 and China’s online shopping festival on November 11, as well as on important holidays such as the Chinese New Year. We also hold daily promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our customers an additional incentive to visit our website and mobile apps regularly.

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

Customer pickup. Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function to find out when the order has arrived there. We have pickup stations at convenient locations across the country.

Continuous expansion of delivery service. We have established and are making continuous efforts to further expand our cold-chain and cross-border logistics capabilities, and in new business areas, to expand product offerings while ensuring superior customer experience.

Merchandise Sourcing

In our online retail business, we sourced products from over 60,000 suppliers as of December 31, 2024. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2024.

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

Nationwide Fulfillment Infrastructure.

As of December 31, 2024, our warehouse network covered almost all counties and districts across China, consisting of over 1,600 warehouses operated by us and over 2,000 cloud warehouses operated by third-party warehouse owner-operators under our Open Warehouse Platform. As of December 31, 2024, our warehouse network had an aggregate gross floor area of over 32 million square meters, including the gross floor area of the cloud warehouses under our Open Warehouse Platform. We deliver a majority of the orders directly to customers ourselves. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers during peak seasons to supplement our delivery force. Third-party merchants also use third-party couriers if they do not use our delivery services.

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

To support our omni-channel strategy, our technologies are embedded in a multitude of retail scenarios, from online web and mobile shopping experience, to our offline ecosystem, including our JD Smart Speakers, 7FRESH stores, JD MALL, and many JD Home outlets and unmanned convenience stores.

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

In addition, we have formed strategic partnerships with a number of major internet companies in China, aiming at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB37.8 billion, RMB40.1 billion and RMB48.0 billion (US$6.6 billion) of marketing expenses in 2022, 2023 and 2024, respectively.

Competition

The online retail industry in China is intensely competitive. Our current or potential competitors include (i) major e-commerce companies in China that offer a wide range of general merchandise product categories, such as Alibaba Group, which operates taobao.com and tmall.com, and (ii) major traditional retailers in China that are moving into online retailing, such as Suning.com Group Co., Ltd., which operates suning.com. We also face competition from online retail companies in China focused on specific product categories and from physical retail stores, including big-box stores that also aim to offer a one-stop shopping experience.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2024, we owned over 8,000 computer software copyrights in China relating to various aspects of our operations and maintained over 30,000 trademark registrations inside China and over 5,900 trademark registrations outside China. We had approximately 40,000 trademark applications inside China and over 7,000 outside China. As of December 31, 2024, we had approximately 10,000 patents granted in China, over 800 patents granted outside China, approximately 8,000 patent applications pending in China and approximately 800 patent applications pending outside China. As of December 31, 2024, we had registered over 9,000 domain names. Our registered domain names include jd.com, jdl.cn and jdhealth.com, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at 342 locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We do not maintain business interruption insurance other than in connection with the fixed business premises of our 7FRESH business, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Environmental, Social and Governance (ESG)

ESG is important to our long-term development. We continue to drive ESG progress with focuses on the following areas.

Environmental Sustainability

We aim to build a green and low-carbon supply chain by actively promoting carbon-reduction measures in the fields of warehousing, packaging, transportation and beyond, and driving development of a circular economy with joint efforts with upstream and downstream partners. We have installed photovoltaic power generation systems at our intelligent industrial parks, which have supplied green electricity and reduced carbon emission by replacing fossil energy power generation. JD Logistics also achieved annual carbon reduction through green packaging promotion across the supply chain.

Building Customer Trust

We adhere to “customer first,” providing customers high-quality products and shopping experience to build customer trust. Supplier management is important to us to serve and build trust with customers. Under our responsible procurement, we have incorporated requirements for our suppliers in the areas of business ethics, social responsibilities, occupational health and safety, environmental protection, among others, and have established the JD.com Supplier Code of Conduct.

People Oriented

Our people are the driving force of our sustainable development. We are always committed to providing comprehensive employee care and welfare, offering multi-dimensional employee training and talent development programs and creating high-quality job opportunities.

Business Ethics

Guided by our commitment to “Achieving Success the Right Way,” we have implemented multiple measures to build a trustworthy business ecosystem, such as the establishment of governance systems, comprehensive training and promotion, and accountability and rewards, in the areas of compliance, information security and privacy protection, among others.

•

Compliance: We integrate the concept of “compliance enables development” into our business activities. We carry out integrity and compliance trainings for our employees, suppliers and business partners every year.

•

Information security and privacy protection: We place great importance to information security and privacy protection, and have built a comprehensive system, including policies, management, technology, supervision and training, to enhance our efforts in this field.

Technology Empowerment and Technology for Good

Our commitment to leveraging technology for good drives our innovation, constantly enhancing our customer experience and efficiency of our business partners. We actively apply our technological innovations to provide more accurate search results and recommendations to our customers, improving their shopping experience. By leveraging our intelligent supply chain capabilities, in 2024, we achieved a global leading level of inventory turnover of 31.5 days, empowering our business partners to achieve greater operating efficiency.

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

Amended Company Law

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended Company Law of the PRC, which came into effect on July 1, 2024, to supersede the prior version of PRC Company Law which was amended in October 2018. The major revisions made by the amended PRC Company Law included improving the system for the establishment and liquidation of companies, optimizing organizational structures of companies, improving the capital system of companies, strengthening the responsibilities of the controlling shareholder and management staff, and enhancing the social responsibilities of companies, etc. With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of the PRC limited liability company, unless otherwise provided by laws and regulations. On July 1, 2024, the State Council issued the Regulations of the State Council on the Implementation of the Registered Capital Registration Management System of the PRC Company Law, which further specified the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such regulations, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies established before June 30, 2024 to adjust their time limit for capital contribution.

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

The Ministry of Commerce and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2022 Version) on October 26, 2022, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2024) on September 6, 2024, to replace the previous encouraging catalogue and negative list thereunder. Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category.

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

Foreign Investment in Value-Added Telecommunications Businesses

The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008, February 2016 and March 2022, set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in the industry. However, pursuant to the amendment to the Regulations for Administration of Foreign-invested Telecommunications Enterprises issued by the State Council in March 2022, which became effective on May 1, 2022, several provisions, including the requirement that such major foreign investors described above to have a good and profitable record and operating experience in the industry had been removed. In addition, the Special Management Measures (Negative List) for the Access of Foreign Investment (2024) allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses. Due to these regulations, we operate our www.jd.com website through Jingdong 360, one of the consolidated variable interest entities. It should also be noted that according to the Announcement on Conducting the Pilot Program for Expanding the Opening-up of Value-added Telecom Services promulgated by the MIIT on April 10, 2024, a pilot program would be launched in pilot areas to remove foreign ownership ratio restrictions on certain value-added telecom services. These services include internet data centers, content delivery networks, internet access service providers, online data processing and transaction processing, information distribution platforms and delivery services within information services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations), and information protection and processing services. The pilot areas are the Beijing Comprehensive Demonstration Zone for Expanding the Opening-up of the Service Industry, Lingang New Area and Leading Area for Socialist Modernization Construction of the Shanghai Free Trade Zone, Hainan Free Trade Port, and Shenzhen Demonstration Zone of Socialism with Chinese Characteristics. Foreign-invested enterprises in these pilot areas can apply for the license of these pilot services.

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

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a VAT License from the MIIT or its provincial level counterparts. Pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011 and 2024, a commercial ICP service operator must obtain an ICP License from the government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication and education, and if required by law or regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Licenses promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet, a VAT License issued by Beijing Telecommunication Administration for the provision of online data processing and transaction processing services and also a VAT License issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, cellular mobile communications services provided in the means of resale, content delivery network services and storage-and-forward services.

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

Courier Service Operation Permit

Pursuant to the PRC Postal Law, the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018 and was further amended in March 2019, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. As of December 31, 2024, Jingbangda had obtained one cross-provincial Courier Service Operation Permit, and its 37 subsidiaries had obtained Courier Service Operation Permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit

Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, unless otherwise provided in the foregoing laws, anyone engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2024, Xi’an Jingdong Xuncheng and its ten branches and two subsidiaries, Jingbangda and its three branches and 33 subsidiaries, and Jingdong Logistics Transportation Co., Ltd. and its subsidiary had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

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

Medical Device Operation Enterprise Permit

The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014, May 2017, June 2021 and December 2024, divides medical devices into three types. Enterprises engaging in the sale of Type II medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type III medical devices must obtain a Medical Device Operation Permit from the relevant drug supervision and administrative authority. Beijing Jingdong Century Information Technology Co., Ltd. (a subsidiary of Jingdong Century), Beijing Jingdong Hongjian Jiankang Co., Ltd. and certain other subsidiaries of Beijing Jingdong Jiankang Co., Ltd. have obtained Medical Device Operation Permits for the sale of several types of Type III medical devices.

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

Regulations Relating to Internet Content

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications and education, among other things, are to be examined, approved and regulated by the authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the authorities. Furthermore, in 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the Provisions on the Management of Network Information Content Ecology, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

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

On September 24, 2024, the State Council issued the Administrative Measures for Internet Data Security, which came into effect on January 1, 2025. These measures stipulate that internet data processors who carry out internet data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant state regulations. In addition, the Administrative Measures for Internet Data Security also regulate other specific requirements in respect of the data processing activities conducted by data processors in the view of personal data protection, important data safety, data cross-broader safety management and obligations of network platform service provider. Internet data processors shall identify and declare important data in accordance with relevant state regulations. For data confirmed as important data, relevant regions and departments shall promptly inform internet data processors or make public announcements. Internet data processors shall fulfill their responsibilities for internet data security protection. Processors of important data shall designate persons in charge of data security and establish data security management institutions. Internet data security management institutions shall fulfill their responsibilities for data security protection. Processors of important data shall conduct risk assessments of their data processing activities on an annual basis and submit risk assessment reports to relevant competent departments at or above the provincial level. Relevant competent departments shall promptly notify the cyberspace affairs departments and public security organs at the same level. Network platform service providers shall clarify the data security protection obligations of third-party product and service providers accessing their platforms through platform rules or contracts, and urge third-party product and service providers to strengthen cyber data security management. When network platform service providers push information to individuals through automated decision-making methods, they shall set up easy-to-understand, accessible and operable personalized recommendation closing options, and provide users with functions such as refusing to receive pushed information and deleting user tags for their personal characteristics.

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

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g. audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods,) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. The Implementing Rules of the Consumer Protection Law, which became effective on July 1, 2024, further specify the obligations stipulated in the PRC Consumer Protection Law, such as protecting consumers’ personal and property safety, handling of defective products, prohibiting fraudulent advertising and unfair practices in standard terms, price transparency, quality guarantee, and protecting consumers’ personal information. Furthermore, these rules provide requirements to address situations where business operators may abuse technology, platform rules or their dominant positions to infringe on consumer rights, such as prohibiting price discrimination, fraudulent advertising and excessively collecting consumers’ personal information. In addition, these rules require livestreaming marketing platform operators to establish and improve mechanisms for consumer rights protection.

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

Regulations Relating to Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the Circular regarding the Pilot Work on Implementation of Mobile Telecommunications Resale Business and the Pilot Program on Mobile Telecommunications Resale Business, pursuant to which private capital is encouraged to invest in the mobile telecommunications resale business. The resale business refers to the business whereby a reseller purchases mobile telecommunications services (excluding mobile satellite telecommunications service) from a basic telecommunications service provider who owns a mobile network, repackages the services with its private brand and sells the services to end users. Under the circular and the pilot program, the mobile telecommunications resale is categorized as a Class II basic telecommunications business but managed by reference to the value-added telecommunications business. A mobile communications reseller does not build its own wireless network, core network, transmission network and other mobile telecommunications network infrastructures, but must build its customer service system and may build its own business management platform, and billing, business accounting and other business supporting systems as needed. The applicant for the mobile telecommunications resale business must be a private company of which the private capital must account for no less than 50% of the capital and the capital contributed by its largest shareholder must come from private capital. A mobile telecommunications reseller is required to enter into a commercial contract for mobile telecommunications resale business with a basic telecommunications service provider, specifying the resources for resale to mobile communications users, division of responsibilities for service quality assurance between both parties, as well as protection of users’ rights and interests and user information. Resellers may pre-charge service fees for up to two years from users on the condition that they provide evidence of their measures to ensure long-term services, and must abide by the Telecommunications Regulations, the Administrative Measures on Internet Information Services and other PRC related laws and regulations. In addition, the MIIT issued the Circular of the Ministry of Industry and Information Technology on the Official Commercial Use of Mobile Communication Resale Business, pursuant to which the mobile communication resale business will be transferred from the pilot to the formal commercial use, and the enterprise that has already approved to be a pilot to conduct the mobile telecommunications resale business, and intends to continue the business, the commercial contract shall be renewed in accordance with the provisions of this circular and shall apply for a renew its telecommunications business license. Jingdong 360 has been approved to conduct the mobile telecommunications resale business, has renewed the telecommunications business license, and has cooperated with China Telecom in 60 cities and with China Unicom in 105 cities.

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

Patent

The Patent Law provides for three types of patents, “invention,” “utility model” and “design.” Invention or utility models must meet three criteria to be patentable: novelty, inventiveness and practicability. The National Intellectual Property Administration is responsible for examining and approving patent applications. As of December 31, 2024, we had approximately 10,000 patents granted in China, over 800 patents granted outside China, approximately 8,000 patent applications pending in China and approximately 800 patent applications pending outside China.

Trademark

The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2024, we had approximately 39,000 registered trademarks in different applicable trademark categories in different jurisdictions, approximately 40,000 trademark applications in China and over 7,000 outside China.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. Furthermore, the Guidelines to Anti-Monopoly in the Field of Internet Platforms prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data).

In May 2024, the SAMR issued the Interim Measures on Online Anti-unfair Competition, which came into effect on September 1, 2024. These measures have improved the standards and regulatory requirements for various types of unfair online competition behaviors, including the new manifestations of traditional unfair competition behaviors such as counterfeiting, confusion and false advertising, and the new types of unfair competition behaviors conducted through technological means such as reverse bidding manipulation and illegal data acquisition. Regarding platform operators, the measures highlight the platform operators’ responsibilities and require platforms operators to strengthen the management of competition behavior within the platform. Necessary measures should be taken to deal with unfair competition behavior within the platform, relevant records should be kept, and timely reports should be made to the market supervision authorities. In addition, these Measures prohibit platforms from abusing their competitive advantages to obstruct the normal operation of network products or services of other operators, using service agreements or transaction rules to unreasonably restrict the transactions of operators within the platform, or charging unreasonable service fees to operators within the platform. If a platform operator fails to comply with the requirements of the measures, it may be subject to administrative penalties including rectification orders, fines and orders to suspend operations.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entities as of February 28, 2025:

Notes:

(1)	JD Assets Holding Limited has 65 subsidiaries holding, directly or indirectly, non-logistics properties.

(2)	JD Asia Development Limited has 508 subsidiaries holding, directly or indirectly, logistics properties.

(3)

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng, Suqian Juhe and Suqian Hanyu are the significant consolidated variable interest entities with which we have contractual arrangements. Suqian Juhe is 90% owned by Suqian Hanyu, 4.5% owned by Mr. Richard Qiangdong Liu, 3.0% owned by Ms. Yayun Li and 2.5% owned by Ms. Pang Zhang. Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Hanyu is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is a senior vice president of our company, and Ms. Pang Zhang is our chief human resources officer.

(4)	Jingdong Century has 287 subsidiaries that engage in retail business.

(5)	JD.com Investment Limited has 101 subsidiaries that hold, directly or indirectly, the companies invested by us.

*	The diagram above omits our equity investees that are insignificant individually and in the aggregate.

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

JD.com, Inc. is a Cayman Islands exempted company and its PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses, such as domestic document delivery services. As a result, we conduct or will conduct such business activities through the consolidated variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and its subsidiary Jingbangda, Jiangsu Jingdong Bangneng, Suqian Juhe and Suqian Hanyu. Jingdong 360 holds our ICP license as an internet information provider and primarily engages in our online marketplace business. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries. Jiangsu Yuanzhou primarily engages in the business of selling books, audio and video products. Jiangsu Jingdong Bangneng primarily engages in business of investment management. Suqian Juhe primarily provide enterprise management services. Suqian Hanyu primarily provide technology services.

Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Hanyu is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Suqian Juhe is 90% owned by Suqian Hanyu, 4.5% owned by Mr. Richard Qiangdong Liu, 3% owned by Ms. Yayun Li and 2.5% owned by Ms. Pang Zhang. Mr. Richard Qiangdong Liu is our chairman of board of directors, Mr. Qin Miao is a vice president of our company, Ms. Yayun Li is a senior vice president of our company, and Ms. Pang Zhang is our chief human resources officer. Mr. Richard Qiangdong Liu, Mr. Miao, Ms. Li and Ms. Zhang are PRC citizens.

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

We obtained control over Xi’an Jingdong Xincheng through Xi’an Jingxundi Supply Chain Technology Co., Ltd. (or Xi’an Jingxundi, which later changed its name to Jiangsu Xinchuan Hailian Supply Chain Management Co., Ltd., or Jiangsu Xinchuan Hailian) in June 2017 by entering into a series of contractual arrangements with Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng. On January 25, 2021, these contractual arrangements were updated and replaced by a new set of contractual arrangements with Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng to comply with certain requirements of the Hong Kong Stock Exchange, which we refer to as the Xi’an Jingdong Xincheng Agreements. In September 2022, due to a change in the shareholders of Xi’an Jingdong Xincheng, a new set of contractual arrangements were entered into among Xi’an Jingxundi, Xi’an Jingdong Xincheng and the shareholders of Xi’an Jingdong Xincheng. We have been the primary beneficiary of Xi’an Jingdong Xincheng since June 2017. We treat Xi’an Jingdong Xincheng as the variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

We obtained control over Suqian Juhe through Jiangsu Huiji Space Technology Co., Ltd., or Jiangsu Huiji, by entering into a series of contractual arrangements with Suqian Juhe and the shareholders of Suqian Juhe, which we refer to as the Suqian Juhe Agreements. We have been the primary beneficiary of Suqian Juhe and treat Suqian Juhe as the variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

We obtained control over Suqian Hanyu through Jiangsu Huiji by entering into a series of contractual arrangements with Suqian Hanyu and the shareholders of Suqian Hanyu, which we refer to as the Suqian Hanyu Agreements. We have been the primary beneficiary of Suqian Hanyu and treat Suqian Hanyu as the variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of December 31, 2024, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

We have consolidated the financial results of the consolidated variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The external revenues of the consolidated variable interest entities and their subsidiaries collectively contributed 6.9%, 7.8% and 8.7% of our consolidated total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Contractual Arrangements with the Significant Consolidated Variable Interest Entities

The Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements, Suqian Juhe Agreements and Suqian Hanyu Agreements are substantially similar in key aspects governing the contractual arrangements with a variable interest entity. The following is a summary of these agreements currently in effect.

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

On June 22, 2020, Jiangsu Huiji, Suqian Juhe and each of the shareholders of Suqian Juhe entered into an equity pledge agreement, which contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

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

On December 17, 2024, Jiangsu Huiji, Suqian Hanyu and each of the shareholders of Suqian Hanyu entered into an equity pledge agreement, which contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

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

On June 22, 2020, each of the shareholders of Suqian Juhe granted an irrevocable power of attorney to Jiangsu Huiji, which contains terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

On September 30, 2022, each of the shareholders of Jiangsu Yuanzhou granted an irrevocable power of attorney to Shanghai Shengdayuan. The powers of attorney contain terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

On September 30, 2022, each of the shareholders of Jiangsu Jingdong Bangneng granted an irrevocable power of attorney to Shanghai Shengdayuan, which contains terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

On December 17, 2024, each of the shareholders of Suqian Hanyu granted an irrevocable power of attorney to Jiangsu Huiji, which contains terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

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

On June 22, 2020, Jiangsu Huiji and Suqian Juhe entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

On September 30, 2022, Shanghai Shengdayuan and Jiangsu Yuanzhou entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

On September 30, 2022, Shanghai Shengdayuan and Jiangsu Jingdong Bangneng entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

On December 17, 2024, Jiangsu Huiji and Suqian Hanyu entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

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

On June 22, 2020, Jiangsu Huiji entered into a business operations agreement with Suqian Juhe and its shareholders. The business operations agreement with Suqian Juhe contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.

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

On December 17, 2024, Jiangsu Huiji entered into a business operations agreement with Suqian Hanyu and its shareholders. The business operations agreement with Suqian Hanyu contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.

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

On June 22, 2020, Jiangsu Huiji, Suqian Juhe and the shareholders of Suqian Juhe entered into an exclusive purchase option agreement, which contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

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

On December 17, 2024, Jiangsu Huiji, Suqian Hanyu and the shareholders of Suqian Hanyu entered into an exclusive purchase option agreement, which contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

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

Pursuant to the loan agreement dated June 22, 2020 between Jiangsu Huiji and the shareholders of Suqian Juhe, Jiangsu Huiji made loans to the shareholders of Suqian Juhe solely for the capitalization of Suqian Juhe.

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

Pursuant to the loan agreement dated December 17, 2024 between Jiangsu Huiji and the shareholders of Suqian Hanyu, Jiangsu Huiji made loans to the shareholders of Suqian Hanyu solely for the capitalization of Suqian Hanyu.

Pursuant to the loan agreement, dated September 16, 2022, between Xi’an Jingxundi and the shareholders of Xi’an Jingdong Xincheng, Xi’an Jingxundi made loans to the shareholders of Xi’an Jingdong Xincheng solely for the capitalization of Xi’an Jingdong Xincheng.

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements, Suqian Juhe Agreements and Suqian Hanyu Agreements, we have also entered into contractual arrangements with each of the other variable interest entities, including Suqian Jingdong Tianning, and their respective shareholders, including equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements, as applicable. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements, Suqian Juhe Agreements or Suqian Hanyu Agreements, as applicable.

D.	Property, Plant and Equipment

Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own office buildings with an aggregate floor area of approximately 1,240,000 square meters. We have acquired land use rights in Beijing to build our headquarters.

In addition, we lease our other offices in Beijing and regional offices in 70 other cities in China with an aggregate floor area of approximately 407,000 square meters.

We own our global training center, national customer service center and our data center in Suqian, which have an aggregate floor area of approximately 145,000, 700,000 and 54,000 square meters, respectively. We built our own customer service center in Chengdu, with an aggregate floor area of about 255,000 square meters, and lease our customer service centers in Datong and Wuhan with an aggregate floor area of approximately 61,000 square meters.

As of December 31, 2024, we had land use rights in 69 cities in China to build our own warehouses. Highly automated and efficient warehouses will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. As of December 31, 2024, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,600 warehouses with an aggregate gross floor area of over 32 million square meters. We incurred total lease cost of RMB11,132 million, RMB12,275 million and RMB12,197 million (US$1,671 million) in 2022, 2023 and 2024, respectively.

We plan to expand our nationwide fulfillment network by leasing, building or purchasing additional facilities across China over the next several years. As of December 31, 2024, we had incurred construction in progress costs of RMB6,164 million (US$845 million) for these fulfillment facilities and new office buildings.

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

We generated total net revenues of RMB1,046.2 billion, RMB1,084.7 billion and RMB1,158.8 billion (US$158.8 billion) in 2022, 2023 and 2024, respectively. Our online retail business generated net product revenues of RMB865.1 billion, RMB871.2 billion and RMB928.0 billion (US$127.1 billion) in 2022, 2023 and 2024, respectively. In addition, our marketplace and marketing, logistics and other services generated net service revenues of RMB181.2 billion, RMB213.4 billion and RMB230.8 billion (US$31.6 billion) in 2022, 2023 and 2024, respectively.

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

JD.com, Inc., the holding company that is listed on Nasdaq and Hong Kong Stock Exchange, has no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities and their subsidiaries in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2024, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB71.5 billion (US$9.8 billion).

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

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We acquire products from suppliers and sell them directly to customers in our online retail business, and we earn commissions and service fees from third-party merchants on our online marketplace. We also offer a wide range of products and services and aim to provide one-stop shopping solutions to maximize our wallet share. Our mix of products and services affects our gross margin. For example, the marketplace service revenues that we earn from third-party merchants and the other services that we offer generally have higher gross margins. The split between our online retail business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our marketplace and marketing revenues, logistics and other services revenues increased from RMB181.2 billion in 2022 to RMB213.4 billion in 2023, and further to RMB230.8 billion (US$31.6 billion) in 2024.

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

As of December 31, 2024, our nationwide fulfillment infrastructure employed a total of 465,626 warehouse and delivery employees that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2022, 2023 and 2024, while the fulfillment expenses as a percentage of our total net revenues increased from 6.0% in 2022 to 6.1% in 2024. Our research and development professionals design, develop and operate the technology platform, develop and post content, and improve our AI, big data and cloud technologies and services. Personnel costs are the largest component of our fulfillment costs and of our research and development costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our business operations. Our nationwide fulfillment infrastructure covers almost all counties and districts across China, which, as of December 31, 2024, included a warehousing network of over 1,600 warehouses that are operated by us, and an aggregate gross floor area of over 32 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. We have owned and managed over 26 million square meters of fulfillment infrastructure related land in 89 cities in both domestic and overseas markets as of December 31, 2024.

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

Our Ability to Conduct and Manage Strategic Investments and Acquisitions

We have made, and may continue to make, strategic investments and acquisitions to add assets or businesses that are complementary to our existing business. Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Moreover, we share the results of the investments which we account for as equity method investments. In 2024, our share of results of equity investees was a gain of RMB2.3 billion (US$0.3 billion). We may incur impairment charges in connection with our investments or acquisitions and pick up gains or losses of our equity method investments, which could have a material impact on our financial results.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	515,945	49.3	538,799	49.7	564,982	77,402	48.8
General merchandise revenues	349,117	33.4	332,425	30.6	363,025	49,734	31.3

Net product revenues	865,062	82.7	871,224	80.3	928,007	127,136	80.1

Marketplace and marketing revenues	81,970	7.8	84,726	7.8	90,111	12,345	7.8
Logistics and other service revenues	99,204	9.5	128,712	11.9	140,701	19,277	12.1

Net service revenues	181,174	17.3	213,438	19.7	230,812	31,622	19.9

Total net revenues	1,046,236	100.0	1,084,662	100.0	1,158,819	158,758	100.0

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

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to real estate investment trust and core funds (collectively, the “Property Funds”). JD Property develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from development properties to fund new developments and scale the business. Since 2019, JD Property established several Property Funds together with third parties, including GIC Private Limited (“GIC”) and Mubadala Investment Company (“MIC”). JD Property served as general partner and committed less than 50% of the total capital of each property fund as a limited partner, and cannot control the investment committee. JD Property also entered into definitive agreements with the Property Funds, pursuant to which JD Property sold certain of our completed and uncompleted modern logistics facilities, and would concurrently lease back such facilities for operational purposes when completed. For the logistics facilities that met closing conditions, we recorded disposal gain of RMB1.4 billion, RMB2.3 billion and RMB1.5 billion (US$0.2 billion) in 2022, 2023 and 2024, respectively. We derecognized the logistics facilities upon satisfaction of the hand-over condition.

Share of results of equity investees

Share of the post-acquisition profits or losses, impairment, and gains or losses from disposals and deemed disposals of the equity investments that are accounted for under the equity method are recorded in share of results of equity investees.

Others, net

“Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses).

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are eligible to elect a two-tiered income tax rate for taxable income generated from operations in Hong Kong, effective on April 1, 2018. If elected, the first HK$2 million of assessable profits by our subsidiaries in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining assessable profits will continue to be taxed at the existing 16.5% tax rate. We analyze on the foreign-sourced income, mainly dividend and interest, accrued to its subsidiaries in Hong Kong, apply for Commissioner’s Opinion /Advance Ruling with the Inland Revenue Department of Hong Kong on fulfillment of exception requirements under Foreign-Sourced Income Exemption (“FSIE”) regime and pay tax for the income subject to Hong Kong Profits Tax, if any. In addition, payments of dividends from our subsidiaries in Hong Kong to us are not subject to any Hong Kong withholding tax.

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

Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues
Net product revenues	865,062	82.7	871,224	80.3	928,007	127,136	80.1
Net service revenues	181,174	17.3	213,438	19.7	230,812	31,622	19.9

Total net revenues	1,046,236	100.0	1,084,662	100.0	1,158,819	158,758	100.0
Cost of revenues	(899,163)	(85.9)	(924,958)	(85.3)	(974,951)	(133,568)	(84.1)
Fulfillment	(63,011)	(6.0)	(64,558)	(5.9)	(70,426)	(9,648)	(6.1)
Marketing	(37,772)	(3.6)	(40,133)	(3.7)	(47,953)	(6,570)	(4.1)
Research and development	(16,893)	(1.6)	(16,393)	(1.5)	(17,031)	(2,333)	(1.5)
General and administrative	(11,053)	(1.1)	(9,710)	(0.9)	(8,888)	(1,218)	(0.8)
Impairment of goodwill	—	—	(3,143)	(0.3)	(799)	(109)	(0.1)
Impairment of long-lived assets	—	—	(2,025)	(0.2)	(1,562)	(214)	(0.1)
Gain on sale of development properties	1,379	0.1	2,283	0.2	1,527	209	0.1

Income from operations	19,723	1.9	26,025	2.4	38,736	5,307	3.3

Other income/(expense)
Share of results of equity investees	(2,195)	(0.2)	1,010	0.1	2,327	319	0.2
Interest expense	(2,106)	(0.2)	(2,881)	(0.3)	(2,896)	(397)	(0.3)
Others, net	(1,555)	(0.1)	7,496	0.7	13,371	1,832	1.2

Income before tax	13,867	1.4	31,650	2.9	51,538	7,061	4.4
Income tax expenses	(4,176)	(0.4)	(8,393)	(0.8)	(6,878)	(943)	(0.5)

Net income	9,691	1.0	23,257	2.1	44,660	6,118	3.9

Segment Information

From the first quarter of 2024, we started to report three reportable segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the chief operating decision maker of our company under the ongoing operating strategies. JD Retail, including JD Health and JD Industrials, among other components, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include Dada, JD Property, Jingxi and overseas businesses.

The tables below set out our net revenues and income/(loss) from operations by segment, with the segment information for the prior periods retrospectively recast to conform to the presentation for the current period:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	929,929	945,343	1,015,948	139,184
JD Logistics	137,402	166,625	182,837	25,049
New Businesses	29,809	26,617	19,157	2,625
Inter-segment*	(50,904)	(53,923)	(59,123)	(8,100)

Total consolidated net revenues	1,046,236	1,084,662	1,158,819	158,758

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Income/(loss) from operations:
JD Retail	34,852	35,925	41,077	5,628
JD Logistics	528	1,005	6,317	865
New Businesses	(6,417)	(329)	(2,865)	(393)
Including other segments items:
Gain on sale of development properties	1,379	2,283	1,527	209
Impairment of long-lived assets	—	(1,123)	(1,027)	(141)

Total segment income from operations	28,963	36,601	44,529	6,100
Unallocated items**	(9,240)	(10,576)	(5,793)	(793)

Total consolidated income from operations	19,723	26,025	38,736	5,307

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

Years Ended December 31, 2024 and 2023

Net Revenues

Our total net revenues increased by 6.8% from RMB1,084,662 million in 2023 to RMB1,158,819 million (US$158,758 million) in 2024.

Net revenues from JD Retail increased by 7.5% to RMB1,015,948 million (US$139,184 million) in 2024 from RMB945,343 million in 2023. The increase was primarily driven by the enhancement in our unique supply chain capabilities, investments in user experience and mindshare, and improved price competitiveness and platform ecosystem.

Net revenues from JD Logistics increased by 9.7% to RMB182,837 million (US$25,049 million) in 2024 from RMB166,625 million in 2023. The increase was largely driven by the growth in logistics revenues from external customers, fueled by a growing customer base from increased demand and enhanced supply chain service capabilities, and higher business volumes in express and freight delivery services.

Net revenues from New Businesses decreased by 28.0% to RMB19,157 million (US$2,625 million) in 2024 from RMB26,617 million in 2023. The decrease was largely due to Jingxi’s business adjustment.

Cost of revenues

Our cost of revenues increased by 5.4% from RMB924,958 million in 2023 to RMB974,951 million (US$133,568 million) in 2024. This increase was primarily due to the growth of our online retail business and increase in costs related to the logistics services provided to merchants and other partners.

Fulfillment expenses

Our fulfillment expenses increased by 9.1% from RMB64,558 million in 2023 to RMB70,426 million (US$9,648 million) in 2024. This increase was primarily due to higher compensation costs resulting from salary raises and the increase in fulfillment personnel, which was partially offset by cost savings generated by the optimization of our logistics business’s fulfillment network and operating efficiencies. We continue to focus on economies of scale from enhanced logistics capacity utilization and improvements in efficiencies driven by technology.

Marketing expenses

Our marketing expenses increased by 19.5% from RMB40,133 million in 2023 to RMB47,953 million (US$6,570 million) in 2024. This increase was primarily due to the increased spending in promotion activities, in particular for JD Retail.

Research and development expenses

Our research and development expenses increased by 3.9% from RMB16,393 million in 2023 to RMB17,031 million (US$2,333 million) in 2024. Research and development expenses as a percentage of net revenues remained stable of 1.5% for the year of 2024 and 2023.

General and administrative expenses

Our general and administrative expenses decreased by 8.5% from RMB9,710 million in 2023 to RMB8,888 million (US$1,218 million) in 2024. This decrease was primarily due to the decrease in share-based compensation expenses.

Impairment of goodwill

We performed quantitative impairment test on goodwill arising from acquisitions on a reporting unit basis and recorded non-cash impairment losses of RMB3,143 million and RMB799 million (US$109 million) in 2023 and 2024, respectively.

Impairment of long-lived assets

Our impairment of long-lived assets decreased by 22.9% from RMB2,025 million in 2023 to RMB1,562 million (US$214 million) in 2024, which primarily consisted of non-cash impairment loss recognized for long-lived assets in relation to Dada, JD Property and other investment properties.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to the Property Funds. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” For the logistics facilities that met closing conditions, we recorded disposal gain of RMB2,283 million in 2023 and RMB1,527 million (US$209 million) in 2024.

Income/(loss) from operations

Our income from operations increased by 48.8% from RMB26,025 million in 2023 to RMB38,736 million (US$5,307 million) in 2024.

Income from operations of JD Retail increased by 14.3% to RMB41,077 million (US$5,628 million) in 2024 from RMB35,925 million in 2023. The increase was primarily driven by an expansion in gross profit resulting from enhanced supply chain capabilities, partially offset by the increase in marketing expenses to strengthen user mindshare and support promotion activities and increased compensation costs associated with a growing headcount and salary increase.

Income from operations of JD Logistics increased by 528.6% to RMB6,317 million (US$865 million) in 2024 from RMB1,005 million in 2023. The increase was largely driven by JD Logistics’ continued optimization efforts, which improved its product and network structure, enhanced operating efficiency driven by technology, and enhanced resource utilization through refined management and control measures.

Loss from operations of New Businesses was RMB2,865 million (US$393 million) in 2024, compared with RMB329 million in 2023. The increase of loss from operations was attributable to the adjustment of Jingxi business, as we further penetrated into lower-tier markets with expanded offering of value-for-money products.

Share of results of equity investees

Our share of results of equity investees was a net gain of RMB1,010 million in 2023 and RMB2,327 million (US$319 million) in 2024. The increase of net gain was primarily due to higher profits from our equity investees.

Others, net

“Others, net” recorded a gain of RMB7,496 million in 2023 and a gain of RMB13,371 million (US$1,832 million) in 2024, primarily due to decreased losses related to equity investments and litigation.

Net Income

As a result of the foregoing, we had a net income of RMB44,660 million (US$6,118 million) in 2024, as compared to a net income of RMB23,257 million in 2023.

Years Ended December 31, 2023 and 2022

For a detailed description of the comparison of our operating results for the years ended December 31, 2023 and 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2023 and 2022” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2024.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, equity and debt financing, and certain business or assets reorganizations.

Our major financings

Set forth below are our major financings in recent years:

•

In April 2016, we issued an aggregate of US$500 million unsecured senior notes due 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of these notes were used for general corporate purposes. As of December 31, 2024, the notes due 2021 were paid off, and the carrying value and estimated fair value of the notes due 2026 were US$498.2 million and US$492.9 million, respectively. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2024. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2024, we paid an aggregate of US$19.4 million in interest payments related to these notes.

•

In January 2020, we issued an aggregate of US$700 million unsecured senior notes due 2030, with stated annual interest rate of 3.375%, and an aggregate of US$300 million unsecured senior notes due 2050, with stated annual interest rate of 4.125%. The net proceeds from the sale of these notes are used for general corporate purposes and refinancing. As of December 31, 2024, the total carrying value and estimated fair value were US$692.0 million and US$641.8 million, respectively, with respect to the notes due 2030, and US$281.5 million and US$231.9 million, respectively, with respect to the notes due 2050. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2024. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2024, we paid an aggregate of US$36.0 million in interest payments related to these notes.

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

•

In May 2024, we issued convertible senior notes in an aggregate principal amount of US$2.0 billion due 2029, or the 2029 Notes. The 2029 Notes bear interest at a rate of 0.25% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024. The 2029 Notes will mature on June 1, 2029, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The initial conversion rate of the 2029 Notes is 21.8830 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$45.70 per ADS. As of the December 31, 2024, an aggregate principal amount of US$2.0 billion of the 2029 Notes remained outstanding. We used and will use the net proceeds from the issuance (i) for repurchase of our ADSs, concurrently with the pricing of the 2029 Notes, from certain purchasers of the 2029 Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as our agent, and repurchases on the open market, after the pricing of the 2029 Notes and from time to time, additional Class A ordinary shares and/or ADSs of ours pursuant to our share repurchase program(s), (ii) to expand our overseas business, (iii) to further improve our supply chain network, and (iv) for working capital needs. Holders of the Notes may require us to repurchase for cash all or part of their Notes for cash on June 1, 2027 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after June 8, 2027, we may redeem all or part of the Notes for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the Notes in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Major financings of our subsidiaries

Set forth below are the major financings of our subsidiaries in the past three years:

JD Logistics

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

JD Property

•

In March 2022 and June 2022, JD Property entered into definitive agreements for its non-redeemable series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others.

•

In December 2023, JD Property entered into a RMB8,500 million term loan agreement with interest rate at 65 basis points below the Loan Prime Rate to refinance the loan and drew down RMB8,286 million, which was expected to be repaid through December 2028 in installments. The net proceeds from this loan facility are used for refinancing.

JD Industrials

•

By March 2023, JD Industrials had raised an aggregate of approximately US$545 million through non-redeemable series A, series A-1 and series B preference share financing with a group of third-party investors.

As of December 31, 2024, we had revolving lines of credit for an aggregate amount of RMB193.8 billion (US$26.6 billion) from several commercial banks, and RMB140.1 billion (US$19.2 billion) of which was unused.

As of December 31, 2024, we had a total of RMB297.8 billion (US$40.8 billion) in cash and cash equivalents, restricted cash and short-term investments and time deposits or wealth management products with maturities more than one year in marketable securities and investments. This included primarily RMB172.7 billion (US$23.7 billion), HK$3.2 million (US$0.4 million) and US$13.3 million in the Chinese mainland, RMB7.0 billion (US$1.0 billion), HK$0.7 billion (US$0.1 billion) and US$12.5 billion in Hong Kong. Our cash and cash equivalents generally consist of cash on hand, time deposits and liquid investments with maturities of three months or less.

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

Our net inventories amounted to RMB77.9 billion, RMB68.1 billion and RMB89.3 billion (US$12.2 billion) as of December 31, 2022, 2023 and 2024, respectively. Our annual inventory turnover days were 33.2 days in 2022, 30.3 days in 2023 and 31.5 days in 2024. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2022, 2023 and 2024, our accounts payable amounted to RMB160.6 billion, RMB166.2 billion and RMB192.9 billion (US$26.4 billion), respectively. These increases reflected a stable growth in our sales volumes and scale of operations for our retail business and the related increase in products sourced from our suppliers. Our annual accounts payable turnover days for retail business were 52.5 days in 2022, 53.2 days in 2023 and 58.6 days in 2024. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period to cost of revenues of retail business for that annual period, and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2022, 2023 and 2024, our accounts receivable amounted to RMB20.6 billion, RMB20.3 billion and RMB25.6 billion (US$3.5 billion), respectively. JD Technology provides consumer financing to our customers. As of December 31, 2022, 2023 and 2024, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB3.1 billion, RMB2.3 billion and RMB2.0 billion (US$0.3 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 4.5 days in 2022, 5.6 days in 2023 and 5.9 days in 2024. Annual accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for that annual period and then multiplied by 360 days.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in the Chinese mainland only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Introduction—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	57,819	59,521	58,095	7,959
Net cash used in investing activities	(54,026)	(59,543)	(871)	(119)
Net cash provided by/(used in) financing activities	1,180	(5,808)	(21,004)	(2,877)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,490	125	98	13

Net increase/(decrease) in cash, cash equivalents and restricted cash	8,463	(5,705)	36,318	4,976
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	76,693	85,156	79,451	10,884
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	41	53	7
Cash, cash equivalents, and restricted cash at beginning of year	76,693	85,115	79,398	10,877

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	85,156	79,451	115,716	15,853
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	41	53	— *	— *

Cash, cash equivalents and restricted cash at end of year	85,115	79,398	115,716	15,853

*	Absolute value is less than RMB1 million or US$1 million.

Operating Activities

Net cash provided by operating activities in 2024 was RMB58,095 million (US$7,959 million). In 2024, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally depreciation and amortization of RMB8,904 million (US$1,220 million), impairment of goodwill, long-lived assets and equity investments totaled RMB5,660 million (US$775 million), share-based compensation of RMB2,999 million (US$411 million), and changes in certain working capital accounts, principally an increase in inventories of RMB20,154 million (US$2,761 million), and an increase in accounts payable of RMB27,844 million (US$3,815 million). The increase in inventories was mainly due to preparation for the Chinese New Year Shopping Festival and the trade-in program. The increase in our accounts payable was due to the growth of our business.

Net cash provided by operating activities in 2023 was RMB59,521 million. In 2023, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally depreciation and amortization of RMB8,292 million, impairment of goodwill, long-lived assets and equity investments totaled RMB8,211 million, share-based compensation of RMB4,804 million, and changes in certain working capital accounts, principally an decrease in inventories of RMB9,891 million, and an increase in accounts payable of RMB4,614 million. The decrease in inventories was mainly due to seasonality, as inventories were pre-stocked at the end of 2022 for the 2023 Chinese New Year which was in January 2023, while the 2024 Chinese New Year was in February 2024 and thus fewer inventories was pre-stocked at the end of 2023. The increase in our accounts payable was due to the growth of our business.

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

Investing Activities

Net cash used in investing activities in 2024 was RMB871 million (US$119 million), consisting primarily of the purchase of time deposits and wealth management products, cash paid for construction in progress and land use rights, purchases of property, equipment and software and intangible assets, cash paid for asset acquisitions and business combinations, partially offset by the maturity of time deposits and wealth management products, cash received from disposal of equity investments and investment securities and cash received from sale of development properties.

Net cash used in investing activities in 2023 was RMB59,543 million, consisting primarily of the purchase of short-term investments and long-term time deposits and wealth management products, cash paid for construction in progress and land use rights, purchases of property, equipment and software and asset acquisitions, partially offset by the maturity of short-term investments, cash received from disposal of equity investments and investment securities and cash received from sale of development properties.

Net cash used in investing activities in 2022 was RMB54,026 million, consisting primarily of the purchase of short-term investments, cash paid for business combination, cash paid for investments in equity investees and investment securities, cash paid for construction in progress and land use rights, purchases of property, equipment and software, partially offset by the maturity of short-term investments, cash received from disposals of investments in equity investees and investment securities and cash received from sale of development properties.

Financing Activities

Net cash used in financing activities in 2024 was RMB21,004 million (US$2,877 million), consisting primarily of cash paid for repurchase of ordinary shares and ADSs of our company and cash paid for dividends, partially offset by net proceeds from unsecured senior notes.

Net cash used in financing activities in 2023 was RMB5,808 million, consisting primarily of cash paid for repurchase of ordinary shares and ADSs of our company and cash paid for dividends, partially offset by net proceeds from bank borrowings.

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

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We made capital expenditures of RMB23.7 billion, RMB25.4 billion and RMB18.0 billion (US$2.5 billion) in 2022, 2023 and 2024, respectively. Our capital expenditures for 2022, 2023 and 2024 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our business operations. JD Property seeks to realize development profits and recycle capital from mature properties to fund new developments and scale the business. We sold certain of our development properties and received proceeds of RMB1.7 billion in 2022, RMB7.0 billion in 2023 and RMB3.8 billion (US$0.5 billion) in 2024.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in millions)
Operating lease commitments for offices and fulfillment infrastructures	29,896	7,778	8,077	4,473	9,568
Commitments for internet data center service fee	3,884	744	1,085	703	1,352
Capital commitments(1)	5,833	5,833	—	—	—
Long-term debt obligations(2)	60,154	3,679	14,733	25,787	15,955
Estimated interest payments in relation to long-term debt obligations(2)	8,052	1,553	2,321	1,273	2,905

Total	107,819	19,587	26,216	32,236	29,780

(1)

Our capital commitments primarily relate to commitments on construction and purchase of office buildings and warehouses, and are expected to be paid in the following years according to the construction progress.

(2)	Our long-term debt obligations are mainly unsecured senior notes and long-term borrowings, including the portion due within one year.

Our investment commitments contracted but without fixed payment schedule amounted to RMB1.9 billion (US$0.3 billion) as of December 31, 2024, which primarily related to capital contribution obligation for certain fund investments.

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

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of our PRC subsidiaries and the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2024, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB71.5 billion (US$9.8 billion).

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

In 2022, 2023 and 2024, our research and development expenses, including share-based compensation expenses for research and development staff, were RMB16,893 million, RMB16,393 million and RMB17,031 million (US$2,333 million), respectively. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in research and development continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value-added services to our business partners.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Our management’s estimates of fair value are based on available information as of the acquisition date and upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, the actual results may differ from estimates. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

Impairment Assessment of Investments in Equity Investees

Investments in equity investees represents our investments in privately held companies, publicly traded companies and private equity funds. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC Topic 323, Investment-Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.

We continually review our investments in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider in our determination are the duration and severity of the decline in fair value, financial and business performance, cash position and, recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Our equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which we do not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative. We make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, financial and business performance, cash position and recent financing rounds. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our equity investments using market approach, income approach or cost approach, if applicable, with observable or unobservable inputs and assumptions. Changes in inputs and assumptions might materially affect the determination of fair value of our equity investments. We recognize an impairment loss equal to the difference between the carrying value and fair value in “others, net” in the consolidated statements of operations and comprehensive income/(loss) if there is any.

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

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. We take ownership, risks and rewards of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive income/(loss). As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2024, we would have recorded an additional cost of sales of approximately RMB934 million (US$128 million).

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

During the years ended December 31, 2022, 2023 and 2024, management monitored the actual performance of the business and conducted goodwill impairment test. No impairment loss of goodwill was recorded for the years ended December 31, 2022. For the year ended December 31, 2023, considered the duration and severity of the decline of Dada’s stock price, we assessed that it is more likely than not that the fair value of Dada reporting unit is less than its carrying amount and performed a quantitative impairment test on the Dada reporting unit and recognized an impairment charge of RMB3,143 million. For the year ended December 31, 2024, we concluded the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB799 million (US$109 million). The fair value of reporting units was determined based on the discounted cash flow analysis using the assumptions including internal cash flows forecasts, long-term future growth rates and discount rates, among others.

Long-lived Assets Impairment

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or the asset group may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, we recognize an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value. The fair value of the asset or asset group is determined using income approach and market approach with unobservable inputs (Level 3), depending on the underlying nature of the asset or the asset group. Changes in inputs and assumptions might materially affect the determination of fair value of long-lived assets.

Income Taxes

We are mainly subject to income tax in the Chinese mainland, but are also subject to taxation on profit arising in or derived from the tax jurisdiction where our subsidiaries are domiciled and operate in countries or regions other than the Chinese mainland. We evaluate the potential realization of deferred tax assets on an entity-by-entity basis. Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company considered all the available positive and negative evidence at each legal entity level to determine whether a valuation allowance for deferred tax assets is needed. The valuation allowance of RMB17 billion and RMB13 billion as of December 31, 2023 and 2024, respectively, is based on management’s estimates of future taxable income and application of relevant tax income laws. Our valuation allowance mainly arises from loss-making entities under the logistics business and certain new businesses that have suffered cumulative losses in recent years. We released approximately RMB5 billion of our valuation allowances in 2024 as certain entities of logistic business turned profitable. For the remaining entities under the logistics business and certain new businesses, we continue to project losses in future periods due to the expected future earning volatility. Based on that, management believes that it is not more likely than not that the related deferred tax assets for those entities will be released as the related net operating loss carry forwards will not be utilized to offset taxable income in the foreseeable future. We will continue to monitor the need for a valuation allowance against our deferred tax assets in the future. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive income/(loss) in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2023 and 2024, we did not have any significant unrecognized uncertain tax positions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	52	Chairman of the Board of Directors
Sandy Ran Xu	48	Chief Executive Officer and Executive Director
Ming Huang	61	Independent Director
Louis T. Hsieh	60	Independent Director
Dingbo Xu	62	Independent Director
Caroline Scheufele	63	Independent Director
Carol Yun Yau Li	45	Independent Director
Grace Kun Ding	48	Independent Director
Jennifer Ngar-Wing Yu	43	Independent Director
Ian Su Shan	43	Chief Financial Officer
Pang Zhang	36	Chief Human Resources Officer

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

Sandy Ran Xu has served as our chief executive officer and executive director since May 2023. Prior to her current role, Ms. Xu served as the chief financial officer of our company from June 2020 to May 2023. Prior to joining JD.com in 2018, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office. Ms. Xu currently also serves as an independent director of Baidu, Inc. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.

Ming Huang has served as our independent director since March 2014. Mr. Huang has been Professor of Finance at the Johnson Graduate School of Management at Cornell University since July 2005. From July 2010 to June 2019, Mr. Huang was also Professor of Finance at China Europe International Business School. Mr. Huang also served as Professor of Finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was Associate Professor of Finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and Associate Dean and Visiting Professor of Finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Mr. Huang is also an independent non-executive director of WH Group Limited, a company listed on the Hong Kong Stock Exchange. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in theoretical physics from Cornell University and a Ph.D. in finance from Stanford University.

Louis T. Hsieh has served as our independent director since May 2014. From 2021 to 2024, Mr. Hsieh served as the global chief financial officer and board director of Hesai Technology (NASDAQ: HSAI), a global leader in 3-D Lidar solutions. From 2017 to 2019, Mr. Hsieh served as the global chief financial officer of Nio Inc. (NYSE: NIO), a leading electric car original equipment manufacturer. Mr. Hsieh has served as a board director of New Oriental Education & Technology Group Inc. (NYSE: EDU), the largest provider of private educational services in China, since March 2007, and served as its chief financial officer from 2005 to 2015 and as its president from 2009 to 2016. Mr. Hsieh also served as an independent director from 2016 to 2023, and chairman of the audit committee from 2016 to 2019, of YUM China Holdings, Inc. (NYSE: YUMC, HKEX: 9987), a leading operator of restaurant chains in China including KFC and Pizza Hut. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse in Palo Alto, California, where he was an associate. From 1990 to 1995, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in engineering from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Dingbo Xu has served as our independent director since May 2018. Professor Xu has served as a faculty member and professor in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an Associate Dean at China Europe International Business School (CEIBS). Before joining CEIBS in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu is the vice-president of China Association of Chief Financial Officers, the executive director of the editorial board of China Management Accounting Review and the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank. Professor Xu has also contributed his knowledge and expertise to the board of directors of several public companies. Apart from JD.com, Professor Xu currently serves on the board of directors of Midea Group Co., Ltd. and China Trust Protection Fund Co., Ltd. From September 2009 to April 2018, Professor Xu was a board member as an independent director of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange; from December 2012 to February 2019, he was an independent director of Shanghai Shyndec Pharmaceutical Co., Ltd., a company listed on the Shanghai Stock Exchange; from January 2013 to August 2019, he was an independent director of SANY Heavy Industry, a company listed on the Shanghai Stock Exchange; from June 2013 to September 2019, he was an independent director of China Cinda Asset Management Co. Ltd., a company listed on the Hong Kong Stock Exchange; from September 2016 to September 2022, he was an independent director of Kweichow Moutai Company Limited, a company listed on the Shanghai Stock Exchange, and from December 2015 to March 2023, he was an independent director of Societe Generale (China) Ltd. Professor Xu received his Ph.D. in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.

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

Grace Kun Ding has served as our independent director since August 2024. Ms. Ding has more than 15 years of experience in strategic investment and branding consultancy. Since 2010, she has focused on retail chain branding and strategic investments in Europe and the Middle East. She is currently a strategic consulting service provider for cooperative retail suppliers on the British Land platform and an independent investor. Ms. Ding served as a strategic officer of Admire Elite. Ltd from March 2018 to March 2022 and has served as its Company Director since June 2022. Ms. Ding is well recognized in the fields of business and art. She studied at Central St. Martin’s College of Art in London and the University of London, majored in Philosophy and Art History. She subsequently obtained an EMBA degree from the London Business School. Over the years, Ms. Ding has been providing consulting services, particularly in branding strategics to international clients. She has also provided consulting services to a number of private art galleries.

Jennifer Ngar-Wing Yu has served as our independent director since August 2024. Ms. Yu served as an independent non-executive director and a member of the Audit Committee and a member of the Nomination Committee of JD Logistics, Inc. from September 2022 to August 2024. Ms. Yu has been the Deputy Vice Chairwoman of CTF Education Group (“CTFEG”) since May 2019 and the Group President of CTFEG since February 2021. Prior to her career in education, Ms. Yu worked in investment banking specializing in alternative investments structuring, origination and distribution to Asian institutional investors, corporates, private equity and fund managers. From 2005 to 2009, Ms. Yu worked at Goldman Sachs Asia LLC (“Goldman Sachs”) and served as the Executive Director before co-founding ARCH Education Group in 2009 where she continues to serve as Director. Prior to joining Goldman Sachs, Ms. Yu worked at J.P. Morgan Securities (Asia Pacific) Limited from 2003 to 2005. Ms. Yu has been committed to promoting educational development for more than a decade. She currently serves in the Dean’s Advisory Group at Harvard Graduate School of Education, and on the Board of Visitors of the Fu Foundation School of Engineering and Applied Science of Columbia University. She is also a member of the Council of The Hong Kong University of Science and Technology (HKUST), a member of the Courts of The University of Hong Kong, and a member of the Courts of Lingnan University. Ms. Yu received her Master of Education from Harvard University in May 2022 and graduated magna cum laude from Columbia University with a Bachelor of Science in Operations Research and a minor in Economics in May 2003.

Ian Su Shan has served as our chief financial officer since May 2023. He also serves as our chief climate officer. Prior to his current role, he served as chief financial officer of JD Logistics, Inc. (HKEX: 2618). Mr. Shan joined JD.com in December 2021. Prior to that, Mr. Shan worked at Lavender Hill Capital Partners from October 2019 to November 2021 and served as a Managing Director from January 2021 to November 2021. He also worked in the TMT Group of the Investment Banking Division at Goldman Sachs (Asia) L.L.C. from 2015 to 2019 and served as an Executive Director from January 2017 to September 2019. Mr. Shan currently also serves as a director and a member of the nominating and corporate governance committee of the board of Dada Nexus Limited (NASDAQ: DADA). Mr. Shan received his bachelor’s degree in laws from China University of Political Science and Law, and his master’s degree in laws from University of Warwick. Mr. Shan is a CFA charterholder.

Pang Zhang has served as our chief human resources officer since December 2020. Ms. Zhang joined our company in July 2011. She has significant experience in leadership development as well as organizational processes optimization, and has always committed to exploring a brand-new type of platform-based HR system, thus to better support diversified business groups at JD.com. Ms. Zhang held multiple key roles within different departments in our company, including our company’s chairman office, JD Retail and JD Technology. Ms. Zhang holds a Cornell-Tsinghua Finance MBA and a bachelor’s degree from Central University of Finance and Economics.

B.	Compensation

In 2024, we paid or accrued an aggregate of approximately RMB92 million (US$13 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Our Share Incentive Plans

Our current share incentive plan, as amended from time to time, became effective on December 21, 2023. We refer to this as the 2023 Plan. Our previous plan was adopted in November 2014 and expired on December 20, 2023. We refer to that plan as the 2014 Plan.

The awards that were outstanding on the expiration date of the 2014 Plan remained in force according to the terms of the 2014 Plan and the applicable award agreement. As of December 31, 2024, the awards that had been granted under the 2014 Plan to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 29,533,210 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 17,645,740 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.

The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2023 Plan was 223,666,717 at the time of its adoption, which was equal to the unused balance under the 2014 Plan. On the first day of each new fiscal year during the term of the 2023 Plan, the number of shares reserved for future issuances under our 2023 Plan increases by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year. The maximum aggregate number of our shares which may be issued pursuant to all awards under our 2023 Plan is 284,208,334 shares as of the date of this annual report.

As of December 31, 2024, the awards that had been granted under the 2023 Plan to our directors, officers, employees and consultants and remained outstanding included restricted share units to receive an aggregate of 41,450,212 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date.

In May 2015, with the approval of the board of directors, our chairman, Mr. Richard Qiangdong Liu, was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. The number of restricted shares, restricted share units and options that were granted to each of our other directors and executive officers and remain outstanding represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of February 28, 2025. The awards to our other directors and executive officers have two-year, three-year, four-year or six-year vesting schedules, mostly with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year vesting schedule.

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

Termination of the 2023 Plan. Unless terminated earlier, the 2023 Plan will terminate automatically on December 20, 2033. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary and desirable to comply with applicable law. Shareholder approval is required for any amendment to the 2023 Plan that increases the number of shares available under the 2023 Plan.

Share Incentive Plans of our Consolidated Subsidiaries

In addition, certain of our consolidated subsidiaries approved and adopted their own share incentive plans.

JD Logistics adopted its own share incentive plans in 2018 and 2021, which permit the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants. JD Logistics granted 224,511,105 and 30,030,446 share options for the years ended December 31, 2020 and 2021, respectively, including the share options granted to Mr. Liu. No share option was granted in 2022, 2023 or 2024. JD Logistics also granted restricted share units to its employees, directors and consultants starting from July 2021 and granted 41,570,538, 55,937,435 and 59,551,652 restricted share units in 2022, 2023 and 2024, respectively. In October 2020, options to acquire 99,186,705 ordinary shares of JD Logistics with an exercise price of US$0.01 per share were granted to Mr. Liu according to the JD Logistics’s share incentive plan. The grant is subject to a 6-year vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date. Total share-based compensation expenses were RMB961 million, RMB793 million and RMB532 million (US$73 million) under JD Logistics’s share incentive plans for the years ended December 31, 2022, 2023 and 2024, respectively.

JD Health adopted its own share incentive plans in 2020, which permits the granting of stock options, restricted share units and other types of awards of JD Health to its employees, directors and consultants. JD Health granted 94,770,812 share options in 2020, including the share options granted to Mr. Liu. No share option was granted in 2022, 2023 or 2024. JD Health also granted restricted share units to its employees, directors and consultants starting from January 2021, and granted 4,638,422, 6,051,558 and 8,706,890 restricted share units in 2022, 2023 and 2024, respectively. In October 2020, options to acquire 53,042,516 ordinary shares of JD Health with an exercise price of US$0.0000005 per share were granted to Mr. Liu according to the JD Health’s share incentive plan. The grant is subject to a 6-year vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date. Total share-based compensation expenses were RMB2,068 million, RMB1,778 million and RMB1,143 million (US$157 million) under JD Health’s share incentive plans for the years ended December 31, 2022, 2023 and 2024, respectively.

JD Property adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Property to its employees, directors and consultants. JD Property granted 193,059,698 restricted share units to Mr. Liu for the year ended December 31, 2021. The restricted share units granted to Mr. Liu were fully vested on November 25, 2021. JD Property granted 108,399,512, 11,348,777 and 8,414,710 share options to its employees, directors and consultants for the years ended December 31, 2022, 2023 and 2024, respectively. In October 2022, options to acquire 81,446,610 ordinary shares of JD Property with an exercise US$0.0000005 per share were granted to Mr. Liu according to the JD Property’ s share incentive plan, and the share options were fully vested on October 1, 2022. Total share-based compensation expenses were RMB354 million, RMB34 million and RMB30 million (US$4 million) under JD Property’s share incentive plan for the years ended December 31, 2022, 2023 and 2024, respectively.

JD Industrials adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Industrials to its employees, directors and consultants. JD Industrials granted 90,629,636 restricted share units to Mr. Liu for the year ended December 31, 2021. The restricted share units granted to Mr. Liu were fully vested on December 30, 2021. JD Industrials granted 2,660,000, 47,915,455 and 20,209,266 share options to its employees, directors and consultants for the years ended December 31, 2022, 2023 and 2024, respectively. Total share-based compensation expenses were RMB7 million, RMB180 million and RMB160 million (US$22 million) under JD Industrials’s share incentive plan for the years ended December 31, 2022, 2023 and 2024, respectively.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his or her interest at a meeting of the directors. Subject to the Nasdaq Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote will be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee

Our compensation committee consists of Ming Huang, Carol Yun Yau Li and Grace Kun Ding. Mr. Huang is the chairperson of our compensation committee. We have determined that Mr. Huang, Ms. Li and Ms. Ding satisfy the “independence” requirements of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nomination Committee

Our nomination committee consists of Dingbo Xu, Louis T. Hsieh, Caroline Scheufele and Grace Kun Ding. Mr. Xu is the chairperson of our nomination committee. Mr. Xu, Mr. Hsieh, Ms. Scheufele and Ms. Ding satisfy the “independence” requirements of Nasdaq. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

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

Environmental, Social and Governance (ESG) Committee

Our ESG committee consists of Richard Qiangdong Liu, Dingbo Xu, Carol Yun Yau Li and Jennifer Ngar-Wing Yu. Mr. Liu is the chairperson of our ESG committee. The ESG committee assists the board of the directors in overseeing the ESG relevant to our Company. The ESG committee is responsible for, among other things:

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

Board Diversity Matrix

Board Diversity Matrix (as of February 28, 2025)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	5	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Background		1

D.	Employees

As of December 31, 2022, 2023 and 2024, we had a total of 450,679, 517,124 and 570,895 employees, respectively. The following is a breakdown of our employees as of December 31, 2024 by function:

Function	Number
Procurement	30,905
Warehouses	82,103
Delivery	383,523
Customer Service	29,467
Research and Development	14,666
Sales and Marketing	19,351
General and Administrative	10,880

Total employees*	570,895

Part-time staff and interns; personnel of affiliates	97,769

Total personnel of JD Ecosystem	668,664

*	The number of employees shown above excludes part-time staff and interns.

As a testament to our unwavering commitment to creating more jobs and making contributions to the society, the aggregate number of personnel under the JD Ecosystem amounted to 668,664 as of December 31, 2024, including our employees, part-time staff and interns, as well as personnel of our affiliates in the JD Ecosystem. JD Ecosystem is a closely integrated business network providing comprehensive service for our customers and comprises our company and certain affiliates who share the “JD” brand name, currently including JD Technology and Allianz Jingdong General Insurance Company Ltd., an insurance provider.

With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate.

We invest resources in the recruitment of employees in support of our fast-growing business operations. In 2024, we recruited new employees in connection with the expansion of our business, and we will continue to invest resources in training, managing and motivating our workforce. In 2024, we have invested a considerable amount of resources in employee career development and training. We have clear talent criteria and have applied them to the whole process of talent management. In the talent management activities throughout the year, we not only pay attention to the improvement of employees’ ability and quality, but also pay special attention to incentive development, in particularly emphasized the mindset of “contributor-oriented,” so that to enable all kinds of talents to have a “sense of goal” and “sense of fulfillment.” We lay special emphasis on the building of talent pipeline and the building of organizational cultural cohesion. We have established a comprehensive employee training and development system covering leadership, general competencies, and professional competencies. Our comprehensive training program covers corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. As of December 31, 2024, over 1,300 management trainees had undergone our dedicated management training program.

We also sponsored selected senior and mid-level managers to participate in part-time EMBA programs. In addition, we launched “College Education with JD” program in association with well-known universities in November 2013. All employees are eligible to join the program voluntarily and get scholarship from us once they obtain their bachelor’s or master’s diploma. To boost our strategy of exploring oversea markets, we also have been recruiting international management trainees who are MBA graduates from top universities worldwide.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,906,588,945 ordinary shares outstanding as of February 28, 2025, comprising of (i) 2,584,105,173 Class A ordinary shares (excluding 73,917,122 Class A ordinary shares, which consisted of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased but not yet cancelled), and (ii) 322,483,772 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu	37,374,550	(1)	305,630,780	(1)	343,005,330	(1)	11.7	(1)	71.7	(2)
Sandy Ran Xu	*		—		*		*		*
Ming Huang(3)	*		—		*		*		*
Louis T. Hsieh(4)	*		—		*		*		*
Dingbo Xu(5)	*		—		*		*		*
Caroline Scheufele(6)	*		—		*		*		*
Carol Yun Yau Li(7)	*		—		*		*		*
Grace Kun Ding(8)	—		—		—		—		—
Jennifer Ngar-Wing Yu(9)	—		—		—		—		—
Ian Su Shan	*		—		*		*		*
Pang Zhang	*		—		*		*		*
All Directors and Executive Officers as a Group	38,236,274		305,630,780		343,867,054		11.8		71.7	(2)
Principal Shareholders:
Max Smart Limited(10)	22,974,550		305,630,780		328,605,330		11.3		67.9
BlackRock, Inc.(11)	149,722,539		—		149,722,539		5.2		1.7
Fortune Rising Holdings Limited(12)	—		16,852,992		16,852,992		0.6		3.7

*	Less than 1% of our total outstanding ordinary shares.
**

Except for Mr. Ming Huang, Mr. Louis T. Hsieh, Mr. Dingbo Xu, Ms. Caroline Scheufele, Ms. Carol Yun Yau Li, Ms. Grace Kun Ding and Ms. Jennifer Ngar-Wing Yu, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)

Represents (i) 305,630,780 Class B ordinary shares directly held by Max Smart Limited, (ii) 11,487,275 ADSs, representing 22,974,550 Class A ordinary shares, held by Max Smart Limited, and (iii) 14,400,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after February 28, 2025. As of February 28, 2025, Mr. Liu has not exercised his right to acquire such Class A ordinary shares. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (10) below. The ordinary shares beneficially owned by Mr. Liu do not include 16,852,992 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (12) below.

(2)

The aggregate voting power includes the voting power with respect to the 16,852,992 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (12) below.

(3)	The business address of Mr. Huang is 22 W 66th Street, New York, NY 10023, United States.
(4)	The business address of Mr. Hsieh is The Harbourside, Tower 2, 37-B, I Austin Road West, Kowloon, Hong Kong.
(5)	The business address of Professor Xu is Building 20, Zhongguancun Software Park, 8 Dongbeiwang West Road, Haidian District, Beijing, China.
(6)	The business address of Ms. Scheufele is Chopard & Cie SA, Rue de Veyrot 8, 1217 Meyrin, Switzerland.
(7)	The business address of Ms. Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China.
(8)	The business address of Ms. Ding is 5 Interchange Park, Robinson Way, Portsmouth, England, PO3 5QD, United Kingdom.
(9)	The business address of Ms. Yu is Room 2209A&B, Wu Chung House, 213 Queen’s Road East, Wanchai, Hong Kong.
(10)

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

(11)

Represents 149,722,539 Class A ordinary shares beneficially owner by BlackRock, Inc. as of December 31, 2023 as reported by the Schedule 13G filed by BlackRock, Inc. with the SEC on February 2, 2024. BlackRock, Inc. is a corporation organized under the laws of the State of Delaware, United States. Its address is 50 Hudson Yards, New York, NY 10001.

(12)

Represents 16,852,992 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plans, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2025, a total of 1,044,648,921 Class A ordinary shares were held by four record holders in the United States, and one of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 39.3% of our Class A ordinary shares on record, representing approximately 35.0% of our total issued shares on record as of February 28, 2025 (including shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, shares repurchased but not yet cancelled, and the Class A ordinary shares held in our Hong Kong register of members). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Strategic Cooperation Agreement. On June 29, 2022, we renewed the strategic cooperation agreement with Tencent for another period of three years. Tencent continues to offer us prominent Level 1 and Level 2 access points on its Weixin platform to provide traffic support, and we also continue to cooperate in a number of areas including communications, technology services, marketing and advertising, and membership services, among others. The value of such cooperation is to be paid or spent in cash and in the form of our shares combined over the next three years. As a part of the total consideration, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a consideration of up to US$220 million by reference to prevailing market prices at certain predetermined dates during the three-year period, of which 2,164,326, 3,761,270 and 4,119,434 of our Class A ordinary shares were issued in July 2022, May 2023 and May 2024, respectively.

Business Cooperation with Tencent. Tencent, historically a principal shareholder of us, ceased to be a related party of us since March 2022 when it completed the distribution of our Class A ordinary shares to its shareholders and reduced its shareholding in us. In the period from January to March 2022, we generated RMB44 million commission services revenues from cooperation on advertising business with Tencent, RMB77 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB1,314 million advertising resources and payment processing services from Tencent.

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

From September to December 2024, JD Technology conducted the JD Technology Redemption Arrangement as described in “Item 4.A. Information on the Company—History and Development of the Company—Our Major Investments.” As of December 31, 2024, our equity interest in JD Technology further increased to 43.6% as a result of the JD Technology Redemption Arrangement.

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

Business Transactions with JD Technology and its Subsidiaries

JD Technology is a related party controlled by our chairman of the board of directors, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Technology. In 2022, 2023 and 2024, we provided services and sold goods to JD Technology in a total amount of RMB2,506 million, RMB1,696 million and RMB1,701 million (US$233 million), respectively. In 2022, 2023 and 2024, we received payment processing and other services provided by JD Technology in the amount of RMB11,494 million, RMB13,833 million and RMB13,693 million (US$1,876 million), respectively. In 2022, 2023 and 2024, interest income in the amount of RMB301 million, RMB287 million and nil was recognized in relation to the financial support provided to JD Technology by us, respectively. JD Technology performs the credit risk assessment services and earns fees for providing such services, and JD Technology purchases the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing to absorb the risks. In connection with the agreements, the total amount of over-due receivables related to the consumer financing sold from us to JD Technology were RMB237 million, RMB240 million and RMB176 million (US$24 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

We also transferred certain financial assets to JD Technology without recourse at fair value. The amount of accounts receivables transferred without recourse in 2022, 2023 and 2024 were RMB50,282 million, RMB55,028 million and RMB56,202 million (US$7,700 million), respectively, and were derecognized.

As of December 31, 2024, we had a total amount of RMB1,170 million (US$160 million) due to JD Technology.

Transactions with Our Equity Investees and Other Related Parties

Business Transaction with Dada. On March 22, 2021, we entered into a share subscription agreement through a subsidiary with Dada, and further entered into an amendment to share subscription agreement on February 25, 2022, under which Dada issued to us 109,215,017 ordinary shares, for a total consideration of (i) an aggregate purchase price of US$546 million in cash, and (ii) our signing and delivery of a business cooperation agreement to Dada, pursuant to which we will provide certain strategic resources to Dada, at a closing that occurred on February 28, 2022. Immediately following the closing, we held approximately 52% of Dada’s issued and outstanding shares and began to consolidate the financial results of Dada into ours. Dada ceased to be a related party of ours since February 2022. In September 2024, we acquired all of the shares held in Dada by Walmart Group, following which our ownership in Dada increased to 63.2%. As of December 31, 2024, we owned approximately 63.4% issued and outstanding shares of Dada.

In the period from January to February, 2022, other income in the amount of RMB13 million had been recognized. In the period from January to February, 2022, we provided services and sold goods to Dada in a total amount of RMB135 million, and in the same period, we also received services from Dada in a total amount of RMB212 million.

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

For the logistics facilities under the Property Funds that met the closing conditions, we recorded a disposal gain of RMB1.4 billion, RMB2.3 billion and RMB1.5 billion (US$0.2 billion) in 2022, 2023 and 2024, respectively. We will derecognize the remaining logistics facilities upon satisfaction of the hand-over condition. In addition, subsequent to the disposition, we have leased back the completed facilities from the Property Funds for operational purposes, and JD Property has started serving as the asset manager managing the Property Funds’ assets. We will also lease back some of the facilities that sale to the Property Funds for operational purposes when such facility has been completed. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” We received lease and property management services from the Property Funds in a total amount of RMB1,249 million, RMB1,681 million and RMB1,765 million (US$242 million) in 2022, 2023 and 2024, respectively. Interest income in the amount of RMB43 million, RMB56 million and RMB48 million (US$7 million) was recognized in 2022, 2023 and 2024, respectively, in connection with our financial support provided to the Property Funds. As of December 31, 2024, we had an amount of RMB4,294 million (US$588 million) due from the Property Funds.

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

In May 2022, we declared a special cash dividend of US$0.63 per ordinary share, or US$1.26 per ADS, for an aggregate amount of approximately US$2.0 billion. In March 2023, as we commenced our annual dividend policy, we declared a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, for an aggregate amount of approximately US$1.0 billion. In March 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.38 per ordinary share, or US$0.76 per ADS, for an aggregate amount of approximately US$1.2 billion. In March 2025, we declared an annual cash dividend for the year ended December 31, 2024 of US$0.50 per ordinary share, or US$1.00 per ADS, for an aggregate amount of approximately US$1.44 billion based on the number of shares on record date.

Under our annual dividend policy, we may choose to declare and distribute a cash dividend each year, at an amount determined in relation to our financial performance in the previous fiscal year, among other factors. The determination to make dividend distributions in any particular year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, financial condition, business strategies and prospects, capital requirements, regulatory constraints to the extent relevant, availability of foreign currency and other considerations that the board deems relevant.

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.” Our RMB counter was launched and became effective since June 19, 2023 under the stock code “89618.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on Nasdaq since May 22, 2014 under the symbol “JD.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.” Our RMB counter was launched and became effective since June 19, 2023 under the stock code “89618.”

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

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. An annual general meeting shall be called by not less than 21 days’ notice in writing. For any other general meeting (including any extraordinary general meeting), at least 14 days’ notice, for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange, or otherwise at least 7 days’ notice, shall be given to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong are eligible to elect a two-tiered income tax rate for taxable income generated from operations in Hong Kong, effective on April 1, 2018. If elected, the first HK$2 million of assessable profits by our subsidiaries in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining assessable profits will continue to be taxed at the existing 16.5% tax rate. We analyze on the foreign-sourced income, mainly dividend and interest, accrued to its subsidiaries in Hong Kong, apply for Commissioner’s Opinion / Advance Ruling with the Inland Revenue Department of Hong Kong on fulfillment of exception requirements under Foreign-Sourced Income Exemption regime and pay tax for the income subject to Hong Kong Profits Tax, if any.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury Regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. There can be no assurance that the IRS or a court will not take a contrary position with respect to any United States federal income tax consequences described below. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, cooperatives, real estate investment trusts, regulated investment companies, partnerships (or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes) and their partners, tax-exempt entities (including private foundations), investors who are not U.S. Holders, U.S. expatriates, investors liable for any minimum tax, investors who acquired their ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors subject to the Medicare tax on their net investment income or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) owns our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Dividends

Subject to the passive foreign investment company rules described below, any cash distributions (including any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be reported as a “dividend” for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the Nasdaq Global Select Market are considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in future years. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits under the Treaty. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

We may be a PFIC for the taxable year ended December 31, 2024, and no assurance can be given with respect to our PFIC status for the current or future taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules described below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the sale or other disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. An individual U.S. Holder or other non-corporate U.S. Holder who has held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit purposes, which will generally limit the availability to claim foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

We may be a PFIC for the taxable year ended December 31, 2024, and no assurance can be given with respect to our PFIC status for the current or future taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we may be a PFIC for our taxable year ended December 31, 2024. However, because PFIC status is a fact-intensive determination, no assurance can be given with respect to our PFIC status for the current or any future taxable years. Changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for the current or future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. The composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may be less likely to be classified as a PFIC for the current or future taxable years.

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

As an issuer listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2024, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and time deposits or wealth management products with maturities more than one year in marketable securities and other investments of RMB179.7 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments and time deposits or wealth management products with maturities more than one year in marketable securities and other investments of US$16.2 billion. Assuming we had converted RMB179.7 billion into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$40.8 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$38.4 billion instead. Assuming we had converted US$16.2 billion into RMB at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our RMB cash balance would have been RMB298.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB311.3 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2024, we were entitled to approximately US$6.4 million reimbursement from the depositary.

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

•

brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities) ; and

•

the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. We completed three acquisitions during the year ended December 31, 2024 as described in Note 5 to our consolidated financial statements included in this annual report. As permitted by relevant rules and regulations, we have excluded these acquisitions from our evaluation of internal control over financial reporting as of December 31, 2024, whose financial statements represented less than 1% of total assets, total net revenues and net income of the amounts in our consolidated financial statements amounts as of and for the year ended December 31, 2024. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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
(1)
for the periods indicated.

	For the year ended December 31,
	2023		2024
Audit fees (2)	US$	3,989,139	US$	3,952,434
Audit-related fees (3)	US$	7,825,855	US$	7,048,787
Tax fees (4)	US$	445,950	US$	491,901
All other fees (5)	US$	172,417	US$	1,354,843

Notes:

(1)
We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as external auditor for our annual report on Form
20-F,
and Deloitte Touche Tohmatsu, Registered Public Interest Entity Auditor in Hong Kong as external auditor for our HK annual report. Deloitte Touche Tohmatsu Certified Public Accountants LLP’s PCAOB ID is 1113.

(2)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2023 and 2024, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

2020 Share Repurchase Program. On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over the next 24 months through March 17, 2022. The share repurchase program was publicly announced on March 17, 2020. On December 29, 2021, our board of directors approved modifications to the share repurchase program adopted in March 2020, pursuant to which the repurchase authorization has increased from US$2.0 billion to US$3.0 billion and has been extended until March 17, 2024.

2024 Share Repurchase Program. Our board of directors has approved a share repurchase program, effective on March 18, 2024, pursuant to which we may repurchase up to US$3.0 billion worth of our shares (including ADSs) over the next 36 months through March 2027.

New 2024 Share Repurchase Program. Our board of directors has approved a share repurchase program effective in September 2024, or the New 2024 Share Repurchase Program, pursuant to which we may repurchase up to US$5.0 billion worth of our shares (including ADSs) over the next 36 months through the end of August 2027.

The table below is a summary of our share repurchases in the periods indicated. We conducted share repurchase for a total price of approximately US$0.39 billion on August 20, 2024 (U.S. Eastern time) in connection with the sale by Walmart Inc. and its affiliates of our shares and had fully utilized the repurchase amount authorized under the 2024 Share Repurchase Program. All other shares were repurchased in the open market pursuant to the share repurchase programs.

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Share	Total Number of Class A Ordinary Shares Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans
March 1–17, 2024	48,230,474	13.38	48,230,474	—	*
March 18–31, 2024	39,273,924	13.58	39,273,924	2,466,741,017
April 1–30, 2024	10,808,976	12.72	10,808,976	2,329,262,101
May 1–31, 2024	68,097,772	16.07	68,097,772	1,234,684,171
June 1–30, 2024	57,900,074	14.65	57,900,074	386,312,821
August 1–31, 2024	30,966,958	12.48	30,966,958	—	**
January 1–31, 2025	6,844,922	17.02	6,844,922	4,883,509,047
March 1–31, 2025	16,807,770	20.73	16,807,770	4,535,044,265	***
Total	278,930,870	14.74	278,930,870	4,535,044,265

Notes:

*	For repurchases made under the 2020 share repurchase program, the dollar value in this line is based on US$3.0 billion after the adjustment of repurchase authorization.

**	The 2020 share repurchase program expired on March 17, 2024, and the repurchases since March 18, 2024 were made pursuant to the 2024 share repurchase program.

***	The repurchases since September 2024 were made pursuant to the New 2024 Share Repurchase Program.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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
Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.
The Amended and Restated Insider Trading Policy is filed as Exhibit 11.2 to this annual report on Form
20-F.

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
As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition. In 2024, we did not identify any violations of information security or privacy protection and did not receive any penalty for information security vulnerabilities or other network security breaches.
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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-36450), furnished with the Securities and Exchange Commission on June 21, 2023)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.3	Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

Exhibit Number	Description of Document

2.4	Indenture, dated as of April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

2.5	First Supplemental Indenture, dated April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on April 29, 2016)

2.6	Form of US$500,000,000 3.875% Notes Due 2026 (included in Exhibit 2.5)

2.7	Second Supplemental Indenture, dated January 14, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on January 14, 2020)

2.8	Form of US$700,000,000 3.375% Notes due 2030 (included in Exhibit 2.7)

2.9	Form of US$300,000,000 4.125% Notes due 2050 (included in Exhibit 2.7)

2.10	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.11	Description of Class A Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.12	Description of the Registrant’s US$500,000,000 3.875% Notes Due 2026 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-210795) filed with the Securities and Exchange Commission on April 18, 2016 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on April 22, 2016 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.13	Description of the Registrant’s US$700,000,000 3.375% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.14	Description of the Registrant’s US$300,000,000 4.125% Notes due 2050 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

Exhibit Number	Description of Document

2.15*	Indenture, dated as of May 23, 2024 for the Registrant’s US$2,000,000,000 0.25% Convertible Senior Notes Due 2029

2.16*	Form of US$2,000,000,000 0.25% Convertible Senior Notes Due 2029 (included in Exhibit 2.15)

4.1	Amended and Restated Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Post-Effective Amendment No. 1 to the registration statement on Form S-8 (File No. 333-198578) and the registration statement on Form S-8 (File No. 333-229957) filed with the Securities and Exchange Commission on December 22, 2023)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4	English translation of the Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.5	English translation of Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.6	English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.7	English translation of the Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd., dated September 16, 2022 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.8	English translation of the Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.9	English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

Exhibit Number	Description of Document

4.10	English translation of the Loan Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.11	English translation of the Equity Pledge Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.12	English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.13	English translation of the Exclusive Technology Consulting and Service Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd., dated September 30, 2022 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.14	English translation of the Exclusive Purchase Option Agreement between Shanghai Shengdayuan Information Technology Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.15	English translation of the Business Operations Agreement between Shanghai Shengdayuan Information Technology Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.16	English translation of the Business Cooperation Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. (which later changed its name to Jiangsu Xinchuan Hailian Supply Chain Management Co., Ltd.) and Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

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

4.28	Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018) Exhibit

4.29	English summary of Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among Dalian Wanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.30	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.31	US$1,000,000,000 Term and Revolving Credit Facilities Agreement dated between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

Exhibit Number	Description of Document

4.32	Amended and Restated Agreement, dated as of November 9, 2020, between the Registrant and Jingdong Technology Holding Co., Ltd. regarding certain non-compete arrangements (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.33	Investment Agreement, dated as of June 25, 2020, among the Registrant, Jingdong Technology Holding Co., Ltd. and other parties named therein (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.34	English Summary of Equity Transfer and Capital Increase Agreement, dated August 12, 2020, among Kuayue-Express Group Co., Ltd., Suqian JD Bohai Enterprise Management Co., Ltd. and other parties named thereto. (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.35†	Facilities Agreement, US$2,000,000,000 Term and Revolving Credit Facilities, dated December 29, 2021, between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.36	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited. (incorporated herein by reference to Exhibit 99.3 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.37	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited. (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Dada Nexus Limited on March 4, 2022)

4.38	English Summary of Key Terms of the Founding Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant, Cui Weixing and Xue Xia (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.39	English Summary of Key Terms of the Management Vendors Agreement, dated March 11, 2022, among a Subsidiary of the Registrant and Certain Individuals (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.40	English Summary of Key Terms of the Minority Vendors Agreement, dated March 11, 2022, among a subsidiary of the Registrant and each of the 153 Minority Shareholders of Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.41	Subscription Agreement between JD Logistics, Inc. and a Subsidiary of the Registrant, dated March 25, 2022 (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

4.42	English Translation of Strategic Cooperation Agreement, dated as of June 29, 2022, among Shenzhen Tencent Computer Systems Co., Ltd., JD.com, Inc. and Chongqing Jingdong Haijia E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

Exhibit Number	Description of Document

4.43*	2023 Share Incentive Plan

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

11.2*	Amended and Restated Insider Trading Policy of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Shihui Partners

97	Clawback Policy (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 18, 2024)

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Executive Officer

Date: April 17, 2025

JD.com, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Revenue recognition – net product revenues — Refer to Notes 2.z to the financial statements
Critical Audit Matter Description
The Company recognizes net product revenues from online retail business when the products are delivered and title is passed to customers. Because of the online nature of the business, the Company uses a suite of automated information technology (“IT”) systems to process and record its revenue transactions.
We identified a critical audit matter related to net product revenues considering the nature of the audit evidence obtained is largely dependent on the Company’s IT systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals and data analytics specialists to assist with the performance of certain procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s IT systems to process net product revenues transactions included the following, among others:

•	With the assistance of our IT professionals, we:

•
identified relevant IT systems used to process revenue transactions and tested the general IT controls over each of these IT systems, including testing of user access controls, change management controls, and data center & network operation controls.

•	performed testing of relevant automated controls and interface controls of the relevant IT systems.

•	With the assistance of our data analytics specialists, we created data visualizations to analyze transactional revenue data for trends and reasonableness.

•	We tested relevant manual controls related to the net product revenues process.

•
We tested, on a sample basis, net product revenues transactions, by agreeing the recorded revenues to supporting documents including but not limited to executed customer orders, product delivery evidence with acceptance by customers and cash collections to evaluate whether the revenues were properly recorded.

•
We performed substantive analytics procedures over net product revenues by developing our own expected amounts based on cost of revenues data which is tested as part of our inventory substantive audit procedures.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 17, 2025
We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated April 17, 2025, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at three businesses acquired during the year ended December 31, 2024 (the “Acquired Businesses”) as disclosed in Note 5 to the financial statements, whose financial statements constitute less than 1% of total assets, total net revenues, and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Businesses.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 17, 2025

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents		71,892	108,350	14,844
Restricted cash	4	7,506	7,366	1,009
Short-term investments	4	118,254	125,645	17,213
Accounts receivable, net	7	20,302	25,596	3,507
Advance to suppliers		2,753	7,619	1,044
Inventories, net	8	68,058	89,326	12,238
Prepayments and other current assets		15,639	15,951	2,185
Amount due from related parties	27	2,114	4,805	658
Assets held for sale		1,292	2,040	279

Total current assets		307,810	386,698	52,977
Non-current assets
Property, equipment and software, net	9	70,035	82,737	11,335
Construction in progress	2(o)	9,920	6,164	845
Intangible assets, net	11	6,935	7,793	1,068
Land use rights, net	10	39,563	36,833	5,046
Operating lease right-of-use assets	16	20,863	24,532	3,361
Goodwill	12	19,980	25,709	3,522
Investments in equity investees	6	56,746	56,850	7,788
Marketable securities and other investments	4	80,840	59,370	8,134
Deferred tax assets	19	1,744	2,459	337
Other non-current assets		14,522	9,089	1,245

Total non-current assets		321,148	311,536	42,681

Total assets		628,958	698,234	95,658

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2023		2024
		RMB		RMB		US$ Note 2(g)
		(in millions, except share and per share data)
LIABILITIES (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB40,607 million and RMB42,197 million as of December 31, 2023 and 2024, respectively.)
Current liabilities
Short-term debts	30	5,034		7,581		1,039
Accounts payable	13	166,167		192,860		26,422
Advance from customers		31,625		32,437		4,443
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB182 million and nil as of December 31, 2023 and 2024, respectively.)		2,097		2,097		287
Taxes payable		7,313		9,487		1,300
Amount due to related parties	27	1,620		1,367		187
Accrued expenses and other current liabilities	14	43,533		45,985		6,300
Operating lease liabilities	16	7,755		7,606		1,042
Liabilities held for sale		506		101		14

Total current liabilities		265,650		299,521		41,034
Non-current liabilities
Deferred revenues		964		502		69
Unsecured senior notes	15	10,411		24,770		3,393
Deferred tax liabilities	19	9,267		9,498		1,301
Long-term borrowings	30	31,555		31,705		4,344
Operating lease liabilities	16	13,676		18,106		2,481
Other non-current liabilities		1,055		835		114

Total non-current liabilities		66,928		85,416		11,702

Total liabilities		332,578		384,937		52,736

Commitments and contingencies	31
MEZZANINE EQUITY		614		484		66
SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,860,222,213 Class A ordinary shares issued and 2,820,978,543 outstanding, 323,212,124 Class B ordinary shares issued and 316,685,372 outstanding as of December 31, 2023; 2,865,069,999 Class A ordinary shares issued and 2,587,296,615 outstanding, 322,483,772 Class B ordinary shares issued and 316,136,640 outstanding as of December 31, 2024.)	21	—	*	—	*	—	*
Additional paid-in capital		184,204		182,404		24,989
Statutory reserves	2(oo)	6,109		6,688		916
Treasury stock		(3,409)		(27,739)		(3,800)
Retained earnings		44,051		76,573		10,491
Accumulated other comprehensive income	24	903		1,421		195

Total JD.com, Inc. shareholders’ equity		231,858		239,347		32,791
Non-controlling interests		63,908		73,466		10,065

Total shareholders’ equity		295,766		312,813		42,856

Total liabilities, mezzanine equity and shareholders’ equity		628,958		698,234		95,658

*	Absolute value is less than RMB1 million or US$1 million.
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income

		For the year ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
Net revenues
Net product revenues	2(z)	865,062	871,224	928,007	127,136
Net service revenues	2(z)	181,174	213,438	230,812	31,622

Total net revenues		1,046,236	1,084,662	1,158,819	158,758

Cost of revenues		(899,163)	(924,958)	(974,951)	(133,568)
Fulfillment		(63,011)	(64,558)	(70,426)	(9,648)
Marketing		(37,772)	(40,133)	(47,953)	(6,570)
Research and development		(16,893)	(16,393)	(17,031)	(2,333)
General and administrative		(11,053)	(9,710)	(8,888)	(1,218)
Impairment of goodwill	12	—	(3,143)	(799)	(109)
Impairment of long-lived assets	4	—	(2,025)	(1,562)	(214)
Gain on sale of development properties	17	1,379	2,283	1,527	209

Income from operations		19,723	26,025	38,736	5,307

Other income/(expense)
Share of results of equity investees	6	(2,195)	1,010	2,327	319
Interest expense		(2,106)	(2,881)	(2,896)	(397)
Others, net	18	(1,555)	7,496	13,371	1,832

Income before tax		13,867	31,650	51,538	7,061
Income tax expenses	19	(4,176)	(8,393)	(6,878)	(943)

Net income		9,691	23,257	44,660	6,118

Net income/(loss) attributable to non-controlling interests shareholders		(697)	(910)	3,301	452
Net income attributable to mezzanine equity classified as non-controlling interests shareholders		8	—	—	—

Net income attributable to the Company’s ordinary shareholders		10,380	24,167	41,359	5,666

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income

		For the year ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
Net income		9,691	23,257	44,660	6,118
Other comprehensive income:
Foreign currency translation adjustments		7,810	1,374	1,020	140

Total comprehensive income		17,501	24,631	45,680	6,258
Total comprehensive income/(loss) attributable to non-controlling interests shareholders		1,982	(1,398)	3,803	521
Total comprehensive income attributable to mezzanine equity classified as non-controlling interests shareholders		8	—	—	—

Total comprehensive income attributable to the Company’s ordinary shareholders		15,511	26,029	41,877	5,737

Net income per share	26
Basic		3.32	7.69	13.83	1.90
Diluted		3.21	7.61	13.43	1.84
Net income per ADS
Basic		6.64	15.37	27.67	3.79
Diluted		6.42	15.23	26.86	3.68
Weighted average number of shares
Basic		3,125,571,110	3,144,233,160	2,989,701,855	2,989,701,855
Diluted		3,180,886,136	3,170,542,396	3,076,061,616	3,076,061,616
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Cash flows from operating activities:
Net income	9,691	23,257	44,660	6,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,236	8,292	8,904	1,220
Share-based compensation	7,548	4,804	2,999	411
Losses from disposal of property, equipment and software	407	55	140	19
Deferred income tax	(549)	869	(1,144)	(157)
Impairment of long-lived assets and goodwill	—	5,168	2,361	323
Allowance for doubtful accounts	926	641	333	46
Impairment of investments	1,969	3,043	3,299	452
(Gains)/losses from fair value change of long-term investments	4,096	855	(1,355)	(186)
(Gains)/losses from acquirements or disposals of businesses and investments	3,558	(89)	(652)	(89)
Gain on sale of development properties	(1,379)	(2,283)	(1,527)	(209)
Share of results of equity investees	2,195	(1,010)	(2,327)	(319)
Accrued interest income	(1,131)	(211)	(2,912)	(399)
Non-cash portion of other non-operating (income)/expense, net	(108)	40	168	23
Changes in operating assets and liabilities:
Accounts receivable	(7,196)	(310)	(4,546)	(623)
Advance to suppliers	9	1,075	(1,676)	(230)
Inventories	(2,278)	9,891	(20,154)	(2,761)
Prepayments and other current assets	(769)	357	114	16
Amount due from related parties	1,763	(750)	(527)	(72)
Operating lease right-of-use assets	(525)	(273)	(3,642)	(499)
Other non-current assets	2,328	518	575	79
Accounts payable	17,658	4,614	27,844	3,815
Advance from customers	4,526	(2,088)	704	96
Deferred revenues	(319)	(1,397)	(462)	(63)
Taxes payable	3,206	1,311	1,913	262
Amount due to related parties	847	1,132	(1,288)	(176)
Accrued expenses and other current liabilities	3,295	2,149	2,241	307
Operating lease liabilities	705	529	4,254	583
Other non-current liabilities	110	(668)	(202)	(28)

Net cash provided by operating activities	57,819	59,521	58,095	7,959

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Cash flows from investing activities:
Purchases of time deposits and wealth management products	(183,310)	(268,529)	(148,462)	(20,339)
Maturity of time deposits and wealth management products	165,123	217,184	166,517	22,813
Disposal of investment securities	6,348	8,318	1,388	190
Prepayments and investments in equity investees	(4,501)	(1,382)	(3,146)	(431)
Disposal of equity investments	412	387	576	79
Cash paid for loan originations	(77,577)	(75,761)	(84,578)	(11,587)
Cash received from loan repayments	77,732	75,986	84,840	11,623
Purchase of property, equipment and software and intangible assets	(5,505)	(4,028)	(5,353)	(733)
Disposal of equipment and other assets	1,418	130	81	11
Cash paid for asset acquisitions, net of cash acquired	(2,170)	(5,468)	(4,308)	(590)
Purchase of land use rights	(5,236)	(4,981)	(618)	(85)
Cash paid for construction in progress	(12,172)	(11,006)	(7,848)	(1,075)
Sales of development properties	1,686	6,975	3,822	524
Cash paid for business combinations, net of cash acquired	(15,684)	—	(2,776)	(380)
Loans settled by/(provided to) JD Technology	(502)	3,328	50	7
Other investing activities	(88)	(696)	(1,056)	(146)

Net cash used in investing activities	(54,026)	(59,543)	(871)	(119)

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Cash flows from financing activities:
Repurchase of ordinary shares	(1,823)	(2,497)	(25,912)	(3,550)
Proceeds from issuance of ordinary shares pursuant to share-based awards	1,043	33	27	4
Cash paid for dividends	(13,087)	(6,741)	(8,263)	(1,132)
Capital injection from non-controlling interest shareholders	8,020	1,835	31	4
Acquisition of additional equity interests in non-wholly owned subsidiaries	(4,581)	(778)	(829)	(114)
Proceeds from debts	47,309	30,500	13,628	1,867
Repayment of debts	(35,439)	(27,387)	(13,253)	(1,816)
Proceeds from unsecured senior notes, net of issuance costs	—	—	13,999	1,918
Repurchase and repayment of unsecured senior notes	(31)	—	—	—
Other financing activities	(231)	(773)	(432)	(58)

Net cash provided by/(used in) financing activities	1,180	(5,808)	(21,004)	(2,877)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	3,490	125	98	13

Net increase/(decrease) in cash, cash equivalents, and restricted cash	8,463	(5,705)	36,318	4,976
Cash, cash equivalents, and restricted cash at beginning of year, including cash, cash equivalents, and restricted cash classified within assets held for sale	76,693	85,156	79,451	10,884
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	—	41	53	7

Cash, cash equivalents, and restricted cash at beginning of year	76,693	85,115	79,398	10,877

Cash, cash equivalents, and restricted cash at end of year, including cash, cash equivalents and restricted cash classified within assets held for sale	85,156	79,451	115,716	15,853
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	41	53	— *	— *

Cash, cash equivalents, and restricted cash at end of year	85,115	79,398	115,716	15,853

Supplemental disclosure of cash flow information:
Cash paid for income taxes	(2,555)	(5,462)	(8,807)	(1,207)
Cash paid for interest	(2,393)	(2,808)	(2,774)	(380)
Supplemental disclosures of non-cash investing and financing activities:
Right-of-use assets acquired under operating leases	7,700	10,890	11,173	1,531
Acquisition of equity interest in Dada** by strategic resources	1,606	249	—	—

*	Absolute value is less than RMB1 million or US$1 million.
**	Dada is defined in Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of December 31, 2021	3,159,308,831	—	*	(48,517,182)	(2,968)	182,578	1,586	(6,090)	33,805	36,661	245,572
Issuance of ordinary shares	2,164,236	—	*	—	—	448	—	—	—	—	448
Issuance of Class A ordinary shares reserved for future exercise/vesting of share-based awards	18,200,000	—	*	(18,200,000)	— *	—	—	—	—	—	—
Dividends	—	—		—	—	—	—	—	(12,994)	—	(12,994)
Repurchase of ordinary shares	—	—		(10,020,406)	(1,823)	—	—	—	—	—	(1,823)
Accretion of convertible redeemable non-controlling interests	—	—		—	—	—	—	—	(8)	—	(8)
Exercise of share-based awards	—	—		9,620,476	654	403	—	—	—	—	1,057
Share-based compensation and vesting of share-based awards	—	—		23,123,292	1,644	2,416	—	—	—	3,623	7,683
Net income/(loss)	—	—		—	—	—	—	—	10,388	(697)	9,691
Foreign currency translation adjustments	—	—		—	—	—	—	5,131	—	2,679	7,810
Statutory reserves	—	—		—	—	—	1,887	—	(1,887)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(1,801)	—	—	—	4,424	2,623
Acquisition of subsidiaries and assets	—	—		—	—	—	—	—	—	13,868	13,868
Disposal of subsidiaries	—	—		—	—	(1)	—	—	—	(391)	(392)
Others	—	—		—	—	(2)	—	—	—	—	(2)

Balance as of December 31, 2022	3,179,673,067	—	*	(43,993,820)	(2,493)	184,041	3,473	(959)	29,304	60,167	273,533

Issuance of ordinary shares	3,761,270	—	*	—	—	472	—	—	—	—	472
Dividends	—	—		—	—	—	—	—	(6,784)	—	(6,784)
Repurchase of ordinary shares	—	—		(22,678,980)	(2,497)	—	—	—	—	—	(2,497)
Exercise of share-based awards	—	—		1,485,726	120	(73)	—	—	—	—	47
Share-based compensation and vesting of share-based awards	—	—		19,416,652	1,461	453	—	—	—	2,958	4,872
Net income/(loss)	—	—		—	—	—	—	—	24,167	(910)	23,257
Translation adjustments and hedge of net investments in foreign operations, net of tax	—	—		—	—	—	—	1,862	—	(488)	1,374
Statutory reserves	—	—		—	—	—	2,636	—	(2,636)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(690)	—	—	—	2,181	1,491
Others	—	—		—	—	1	—	—	—	—	1

Balance as of December 31, 2023	3,183,434,337	—	*	(45,770,422)	(3,409)	184,204	6,109	903	44,051	63,908	295,766

*	Absolute value is less than RMB1 million or US$1 million.
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of December 31, 2023	3,183,434,337	—	*	(45,770,422)	(3,409)	184,204	6,109	903	44,051	63,908	295,766
Issuance of ordinary shares	4,119,434	—	*	—	—	474	—	—	—	—	474
Dividends	—	—		—	—	—	—	—	(8,258)	—	(8,258)
Repurchase of ordinary shares	—	—		(255,278,178)	(25,912)	—	—	—	—	—	(25,912)
Exercise of share-based awards	—	—		122,670	12	—	—	—	—	—	12
Share-based compensation and vesting of share-based awards	—	—		16,805,414	1,570	(589)	—	—	—	1,954	2,935
Net income	—	—		—	—	—	—	—	41,359	3,301	44,660
Translation adjustments and hedge of net investments in foreign operations, net of tax	—	—		—	—	—	—	518	—	502	1,020
Statutory reserves	—	—		—	—	—	579	—	(579)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(951)	—	—	—	269	(682)
Acquisition of subsidiaries and assets	—	—		—	—	—	—	—	—	3,532	3,532
Others	—	—		—	—	(734)	—	—	—	—	(734)

Balance as of December 31, 2024	3,187,553,771	—	*	(284,120,516)	(27,739)	182,404	6,688	1,421	76,573	73,466	312,813

*	Absolute value is less than RMB1 million or US$1 million.
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization
JD.com, Inc. (the “Company”) is a leading supply chain-based technology and service provider, providing products and services to consumers, third-party merchants, suppliers and other business partners through its subsidiaries, consolidated variable interest entities (“VIEs”) and consolidated VIEs’ subsidiaries (collectively, the “Group”).
The Group operates
e-commerce
business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistics services. Leveraging its Artificial Intelligence (AI) capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its leading logistics network, the Group provides integrated supply chain solutions and logistics services, primarily including warehousing and distribution services, express and freight services and other value-added services to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through JD Logistics, Inc. (“JD Logistics”), the Group’s logistics subsidiary. The Group also operates healthcare business through JD Health International Inc. (“JD Health”), establishes platform for developing and managing modern infrastructure through JINGDONG Property, Inc. (“JD Property”, formerly known as JD Property Group Corporation), empowers industrial development by supply chain technology and services through JINGDONG Industrials, Inc. (“JD Industrials”, formerly known as JD Industrial Technology Inc.) and provides on-demand
retail platform services and
on-demand
delivery services through Dada Nexus Limited (“Dada”).
The Company’s American depositary shares (“ADS”) have been listed on the Nasdaq Global Select Market under the symbol “JD” and the Company’s ordinary shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) under the stock codes “9618 (HKD counter)” and “89618 (RMB counter)”. Each ADS represents two ordinary shares.
The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC” or “China”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries.
As of December 31, 2024, the Company’s major subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries are as follows:

JD.com, Inc.
Notes to the Consolidated Financial Statements

1. Principal activities and organization (Continued)

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd.	100%	Shanghai, China, April 2011
JD Logistics Holding Limited	63%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
JINGDONG Property, Inc.	75%	Cayman Islands, January 2012
JD Logistics, Inc.	63%	Cayman Islands, January 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Investment Limited	100%	British Virgin Islands (“BVI”), January 2015
JD Asia Development Limited	75%	British Virgin Islands, February 2015
Suqian Hanbang Investment Management Co., Ltd.	100%	Jiangsu, China, January 2016
Jiangsu Xinchuan Hailian Supply Chain Management Co., Ltd. (formerly known as Xi’an Jingxundi Supply Chain Technology Co., Ltd.)	63%	Jiangsu, China, May 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Property Holding Limited	100%	Cayman Islands, March 2018
Beijing Wodong Tianjun Information Technology Co., Ltd. (“Beijing Wodong Tianjun”)	100%	Beijing, China, May 2018
JD Health International Inc.	67%	Cayman Islands, November 2018
JD Jiankang Limited	100%	British Virgin Islands, April 2019
JD Industrial Technology Limited	100%	British Virgin Islands, October 2019
JINGDONG Industrials, Inc.	78%	Cayman Islands, November 2019
Jingdong Logistics Supply Chain Co., Ltd.	63%	Jiangsu, China, June 2020
Jiangsu Huiji Space Technology Co., Ltd.	100%	Jiangsu, China, March 2019
JD Sunflower Investment Limited	100%	British Virgin Islands, February 2016
Windcreek Limited	100%	British Virgin Islands, January 2016
Dada Nexus Limited	63%	Cayman Islands, July 2014

Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017
Suqian Hanyu Technology Co., Ltd. (“Suqian Hanyu”)		Jiangsu, China, December 2024

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Suqian Juhe Digital Enterprise Management Co., Ltd. (“Suqian Juhe”)		Jiangsu, China, June 2020

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)
Organization
The Company was incorporated in the BVI in November 2006 and was re-domiciled
in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.
As of December 31, 2024, the Company effectively controls multiple PRC domestic entities as VIEs through their respective primary beneficiaries who are subsidiaries of the Company. The paid-in capital of each of these PRC domestic entities was funded by the Company, and they were established to facilitate the Group’s operations and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. The representative PRC domestic entities and its subsidiaries are Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng, Xi’an Jingdong Xincheng, Suqian Jingdong Tianning Jiankang Technology Co., Ltd., Suqian Hanyu, Suqian Juhe and Beijing Jingbangda. In September 2022, the Group renewed certain agreements, resulting in Jiangsu Yuanzhou and Jingdong Bangneng becoming VIEs of the Company. In December 2024, Suqian Hanyu became a VIE of the Company and the major shareholder of Suqian Juhe.
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
The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs (where appropriate, the term “VIEs” also refers to its subsidiaries as a whole) structured by the Contractual Agreements, which have eliminated the intercompany transactions within the consolidated VIEs:

	As of December 31,
	2023	2024
	(RMB in millions)
Total assets	81,301	85,451
Total liabilities	74,855	71,509

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Total net revenues	134,516	145,795	166,067
Net income	1,137	2,503	6,263

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Net cash provided by operating activities	5,434	3,291	10,968
Net cash provided by/(used in) investing activities	(4,498)	3,324	(3,482)
Net cash used in financing activities	(1,306)	(900)	(9,782)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	(370)	5,715	(2,296)
Cash, cash equivalents, and restricted cash at beginning of year	5,560	5,190	10,905

Cash, cash equivalents, and restricted cash at end of year	5,190	10,905	8,609

As of December 31, 2023 and 2024, the total assets of the consolidated VIEs excluding the intra-company balances and transactions within the Group were RMB78,316 million and RMB83,392 million, respectively, which were consisting of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, net, inventories, net, marketable securities and other investments, investments in equity investees, property, equipment and software, net, operating lease right-of-use
assets and prepayments and other
non-current
assets. As of December 31, 2023 and 2024, the total liabilities of the consolidated VIEs after eliminating the intra-company balances and transactions within the Group were RMB40,607 million and RMB42,197 million, respectively, which were consisting of short-term debts, accounts payable, operating lease liabilities, long-term borrowings, accrued expenses and other non-current
liabilities.
For the years ended December 31, 2022, 2023 and 2024, the total net revenues of the consolidated VIEs were RMB72,666 million, RMB85,140 million and RMB101,218 million, respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)
Risks in relations to the VIE structure (Continued)

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the consolidated VIEs, and can have assets transferred out of the consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the consolidated VIEs that can be used only to settle their obligations except for registered capitals and the PRC statutory reserves of the consolidated VIEs amounting to RMB5,325 million as of December 31, 2024. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the consolidated VIEs. As of December 31, 2023 and 2024, the total shareholders’ equity of the consolidated VIEs was RMB6,446 million and RMB13,942 million, respectively.
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
Non-controlling
interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company. With respect to impairment losses of goodwill and intangible assets of the Company’s subsidiaries and consolidated VIEs, the Company attributes impairment losses on the basis of the relative ownership interests of the parent and non-controlling
shareholders.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
e. Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor rebates, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investments in equity investees, and goodwill, allowance for doubtful accounts including expected credit losses, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets and the discount rate for lease. Actual results may differ materially from those estimates.
f. Foreign currency translation
The Group’s reporting currency is Renminbi(“RMB”) as the major operations of the Group are within the PRC. The functional currency of the Company is the U.S. dollars (“US$”). The Group’s PRC subsidiaries and consolidated VIEs generally determined their functional currency to be RMB. The Group’s subsidiaries and consolidated VIEs determined their functional currencies based on the criteria of ASC Topic 830,
Foreign Currency Matters
.
Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of “others, net” in the consolidated statements of operations and comprehensive income.
The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in “accumulated other comprehensive income/(loss)” as a component of shareholders’ equity.
The Company designates certain
non-derivative
instruments to hedge its net investments in certain foreign operations, to manage exposure in exchange rates. In December 2023, the Company designated the principal of its 8.3 billion of RMB denominated debt to hedge its $US denominated net investment in a certain subsidiary with functional currency of RMB. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in “accumulated other comprehensive income/(loss)”, net of income taxes, while the ineffective portion and the operating costs are recognized in the consolidated statements of operations and comprehensive income. For the years ended December 31, 2023 and 2024, the net investment hedge is deemed to be perfectly effective. The gain or loss on the hedging instrument that has been recognized directly in “accumulated other comprehensive income/(loss)” shall be recognized in the consolidated statements of operations and comprehensive income when the disposal of the foreign subsidiary occurs.
g. Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
h. Cash and cash equivalents
Cash and cash equivalents primarily consist of cash on hand and time deposits which have original maturities of three months or less.
i. Restricted cash
Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the “total cash, cash equivalents, and restricted cash” in the consolidated statements of cash flows. The Group’s restricted cash mainly includes security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee.
j. Short-term investments
Short-term investments include wealth management products and time deposits placed with banks with original maturities longer than three months but less than one year and maturities less than one year. Wealth management products are certain deposits with variable interest rates or principal not-guaranteed
with certain financial institutions. The Group elects the fair value option to record wealth management products with variable interest rates as well as principal not guaranteed and deposits mainly indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC

Topic
825
,
Financial Instruments
. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income. The Group also holds deposits that earn fixed interest rate return only if the Group hold the securities to maturity. As the Group has the positive intent and ability to hold the deposits to maturity, they are classified as held-to-maturity
and recorded at amortized cost.
k. Accounts receivable, net
Accounts receivable represents the amounts that the Group has an unconditional right to consideration, and are recorded net of allowance for doubtful accounts.
The Group, in collaboration with Jingdong Technology Holding Co., Ltd. (“JD Technology”), provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, where JD Technology performs the related credit assessment and is obligated to purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks and obtain the returns from such financing arrangements, as such, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Technology, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w). In addition, the Group transfers ownership of some of its accounts receivable originated from qualified corporate customers to JD Technology without recourse.
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
l. Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in “cost of revenues” in the consolidated statements of operations and comprehensive income.
The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party merchants maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.
m. Loan receivables, net
Loan receivables represent the consumer financing, in collaboration with JD Technology, provided to qualified individual customers on the Group’s online marketplace. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Technology performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from 1 month to 24 months. As JD Technology is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks, no provision for doubtful accounts was recorded for the years ended December 31, 2022, 2023 and 2024. The loan receivables were measured at amortized cost and reported in the consolidated balance sheets at outstanding principal. As of December 31, 2023 and 2024, the loan receivables with the collection period less than one year amounting to RMB1,711 million and RMB1,279 million
, respectively, were classified into “prepayments and other current assets” in the consolidated balance sheets. As of December 31, 2023 and 2024, the loan receivables with the collection period over one year amounting to
RMB251 million and RMB373 million, respectively
, were classified into “other
non-current
assets” in the consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the consolidated statements of cash flows. The Group, in collaboration with JD Technology, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w).
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

Category	Estimated useful lives
Electronic equipment	3 - 5 years
Software	3-5 years
Vehicles	3-6 years
Office equipment	5 years
Logistics, warehouse and other heavy equipment	5 - 10 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Building	30-40 years
Building improvement	5-10 years
Land	Indefinite
Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive income.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
o. Construction in progress
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2023 and 2024, construction in progress were primarily relating to the construction of office buildings and warehouses.
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
The estimated useful lives of major intangible assets are as follows:

Category	Estimated useful lives
Customer relationship	3-10 years
Technology and others	3-10 years
Non-compete	5-8 years
Domain names and trademarks	5-20 years
r. Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU
2017-04,
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.
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
For the years ended December 31, 2023 and 2024, the Group entered into several transactions, which were accounted for as asset acquisitions, to acquire certain assets for development purpose, mainly including RMB5,997 million and
RMB4,079
million of property, equipment
and software, net, RMB1,009 million and
RMB144
million of construction in progress and RMB2,638 million and
RMB240
million of land use rights, respectively.
t. Investments in equity investees
Investments in equity investees represents the Group’s investments in privately held companies, publicly traded companies and private equity funds. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance
common stock, according to ASC Topic 323,
Investment—Equity Method and Joint Ventures
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
Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income and its share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
The Group continually reviews its investments in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, financial and business performance, cash position and, recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.
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
t. Investments in equity investees (continued)
The Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU
2016-01,
Financial Instruments—Overall (Subtopic
825-10)—Recognition
and Measurement of Financial Assets and Financial Liabilities
(“ASU
2016-01”).
Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in “others, net” in the consolidated statements of operations and comprehensive income. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, financial and business performance, cash position and recent financing rounds. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in “others, net” in the consolidated statements of operations and comprehensive income if there is any. When the investments become qualified for use of the equity method, the Group remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applying the equity method, in accordance with ASU
2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).
u. Marketable securities and other investments
The Group invests in marketable equity securities and other investments to meet business objectives. The marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the consolidated balance sheets, the unrealized gains and losses on equity securities are recorded in “others, net” in the consolidated statements of operations and comprehensive income under ASU
2016-01.
Other investments are comprised of time deposits placed with banks and wealth management products with maturities more than one year. For wealth management products with variable interest rates as well as principal not guaranteed and deposits mainly indexed to foreign exchange, the Group elected the fair value option to account for them at fair value with changes in fair value recorded under “others, net” in the consolidated statement of operations and comprehensive income. For wealth management products and deposits that earn fixed interest rate return only if the Group held the securities to maturity, the Group classified them as held-to-maturity
and recorded at amortized cost considering its positive intent and ability to hold them to maturity.
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
(“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfers of the assets are accounted for as a financing type transaction if the conditions in ASC
860-10-40-5
are not met. The common control relationship between the transferor and transferee is not considered when applying the derecognition criteria under ASC 860 as the transferee is not a consolidated affiliate or subsidiary of the transferor. The gain/loss recorded upon the sale accounting was immaterial for the periods presented.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
x. Unsecured senior notes and long-term borrowings
Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Convertible senior notes are determined appropriately in accordance with the terms in relation to the conversion feature, call or/and put options, and other embedded features, if applicable. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt or/and equity components following the respective guidance described under ASC Topic 815,
Derivatives and Hedging
and ASC Topic 470,
Debt
. Debt discounts or premiums and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as “interest expense” in the consolidated statements of operations and comprehensive income over the earliest maturity date of the notes using the effective interest method.
Long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the consolidated statements of operations and comprehensive income.
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
In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal and when the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues are recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues are recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value added taxes.
The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, the Group reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and such
estimates could materially impact the amount of net revenues recognized. As of December 31, 2023 and 2024, liabilities for return allowances were RMB950 million and RMB1,029 million, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB989 million and RMB1,056 million as of December 31, 2023 and 2024, respectively, and were included in “Prepayments and other current assets”.
The Group also sells prepaid cards which can be redeemed to purchase products sold on the JD Platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in “advance from customers” in the consolidated balance sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. The Group recognizes revenues from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote in accordance with ASC 606.
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
z. Revenues (Continued)
Net Product Revenues
The Group recognizes the product revenues from the online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB515,945 million, RMB538,799 million and RMB564,982 million, and revenues from the sales of general merchandise products were RMB349,117 million, RMB332,425 million and RMB363,025 million, for the years ended December 31, 2022, 2023 and 2024, respectively. The Group’s net product revenues were mainly generated by the JD Retail segment.
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
The Group offers integrated supply chain solutions and logistics services, primarily including warehousing and distribution services, express and freight, as well as on-demand
delivery services. Revenues from integrated supply chain solutions and logistics services are recognized over time because of the continuous transfer of control to the customers, while revenues from the on-demand
delivery services are recognized at the point of delivery of merchandise.
The Group also provides on-demand retail platform services. The Group acts as an agent and charges the retailer a fixed rate commission fee based on the sales amount and commission fee revenues on a net basis at the point of delivery of merchandise upon successful sales. In addition, the Group fulfills the delivery needs of retailers and other business customers, the Group has determined that it acts as the principal in these transactions and recognizes revenues on a gross basis at a fixed rate or a pre-determined amount for each completed delivery.
JD Plus memberships provide the Group’s core customers with a better shopping experience, access to an evolving suite of benefits that represent a single stand-ready obligation. Subscriptions are paid for at the time of or in advance of delivering the services. Revenues from such arrangements are recognized over the subscription period.
The Group offers comprehensive customer services, primarily including 7*24 hours customer services to respond to customers’ post-sales requests, return and exchange services to facilitate customers’ return, exchange and repair of defective goods. These services are free of charge. The Group also provides return/exchange logistics services to the customers, of which the revenues recognized were not material for the periods presented.
Revenues from online marketplace and marketing services were RMB81,970 million, RMB84,726 million and RMB90,111 million for the years ended December 31, 2022, 2023 and 2024, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB99,204 million, RMB128,712 million and RMB140,701 million, for the years ended December 31, 2022, 2023 and 2024, respectively, which were mainly generated by the JD Logistics segment.

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
Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in current and non-current
deferred revenues and advance from customers in the Group’s consolidated balance sheets. As of December 31, 2023, the Group’s total unearned revenues were RMB29,143 million
,
of which RMB22,770 million was recognized as revenues for the year ended December 31, 2024. The Group’s total unearned revenues were RMB28,458 million as of December 31, 2024, mainly expected to be recognized as revenue within one year.
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
bb. Customer incentives and loyalty programs
The Group provides discounted coupons, mainly D Coupons, to its customers for free to incentivize purchase. D Coupons are given to a customer upon current purchase or can be given for free to promote future purchases. D Coupons require the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The rights to purchase discounted products in the future does not represent a material right to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenues on the future purchase.
Registered customers may also earn J Beans, which were launched based on certain activities performed on the Group’s website by the customers and can be used against qualified purchases on JD Platform, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD Platform. The Group considers J Beans awarded to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2022, 2023 and 2024, the amounts of expired J Beans were not material.
cc. Cost of revenues
Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventories, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
dd. Rebates and subsidies
The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of “cost of revenues” when recognized in the consolidated statements of operations and comprehensive income. Rebates are earned upon reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.
ee. Fulfillment
Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The cost related to logistics services provided to third parties is classified in “cost of revenues” in the consolidated statements of operations and comprehensive income. Shipping costs included in fulfillment expenses amounted to RMB28,958 million, RMB29,858 million and RMB32,643 million for the years ended December 31, 2022, 2023 and 2024, respectively.
ff. Marketing
Marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. The Group pays commissions to participants in the associates program when their customer referrals result in successful product sales and records such costs in “marketing” in the consolidated statements of operations and comprehensive income.
Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace, are expensed as incurred, and totaled RMB29,898 million, RMB31,761 million and RMB38,172 million for the years ended December 31, 2022, 2023 and 2024, respectively.
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
,
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
The Group uses the binomial option-pricing model or other appropriate methods to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.
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
jj. Income tax
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the carrying amounts in the financial statements and the tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period of change. Deferred tax assets and liabilities are classified as non-current
in the consolidated balance sheets.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
jj. Income tax (Continued)
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.
kk. Leases
In accordance with ASC Topic 842,
Leases
(“ASC 842”), the Group, using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients, categorizes leases with contractual terms longer than twelve months as either operating or finance lease.
The
Group has no material finance leases for any of the periods presented.
Right-of-use
(“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in the lease is not readily determinable for the Group’s operating leases, the Group generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease
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
The Group leases warehouses, offices, and store space to third-parties. The arrangements are in the nature of operating lease which is neither a sales-type nor direct-financing lease. As such, the underlying assets remain in the Group’s consolidated balance sheets at their carrying value and continue to depreciate the assets based on the estimated useful life. Rental revenues should be recognized on a straight-line basis (or another systematic basis if that basis is more representative of the pattern in which income is earned from the underlying assets over the term of the respective lease). The Group records an unbilled rent receivable, which is the amount by which straight-line rental revenues exceed rents currently billed in accordance with the lease.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
ll. Comprehensive income/(loss)
Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented primarily includes net income and foreign currency translation adjustments.
mm. Net income per share
Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method, and dilution impact of convertible senior notes using the if-converted method. Additionally, the Company takes into account the effect of dilutive shares of entities in which the Company holds equity interests. The dilutive impacts from equity interests mainly include equity investments accounted for using the equity method and the consolidated subsidiaries. The effect mentioned above is not included in the calculation of the diluted income per share when inclusion of such effect would be anti-dilutive.
nn. Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the
Chief Executive Officer
.
The Group consolidated Dada since February 28, 2022 and reported the results of Dada as a new standalone segment. The Group also consolidated China Logistics Property Holdings Co., Ltd. (“CNLP”) through JD Property since March 1, 2022 and reported the results of CNLP in the New Businesses segment. In addition, the Group has consolidated Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited except for certain of its subsidiaries (“Deppon Holdco”) since July 26, 2022 and reported the results of Deppon Holdco in the JD Logistics segment.
Before 2024, the Company reported four
reportable segments, JD Retail,
JD Logistics, Dada and New Businesses. JD Retail, including JD Health and JD Industrials, among other operating segments, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New Businesses mainly included multiple operating segments, such as JD Property, Jingxi and overseas businesses which do not individually meet the quantitative and qualitative thresholds to be individually reportable and were aggregated given majority similarities.
From the first quarter of 2024, the Company started to report three reportable segments,
JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the CODM under the ongoing operating strategies. JD Retail, including JD Health and JD Industrials, among other operating segments, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly included multiple operating segments, such as Dada, JD Property, Jingxi and overseas businesses which do not individually meet the quantitative and qualitative thresholds to be individually reportable and were aggregated given majority similarities.
These changes align with the manner in which the Group’s CODM uses financial information to evaluate the performance of, and to allocate resources to, each of the operating segments. The prior periods’ segment operating results have been retrospectively recast to conform to current period presentation.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
oo. Statutory reserves
The Company’s subsidiaries and consolidated VIEs established in the Chinese mainland are required to make appropriations to certain non-distributable
reserve funds.
In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.
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
For the years ended December 31, 2022, 2023 and 2024, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the Chinese mainland was approximately RMB1,887 million, RMB2,636 million and RMB579 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.
pp. Government financial incentives
Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Government financial incentives are recognized in “others, net” in the consolidated statements of operations and comprehensive income when the government financial incentives are received and no further conditions need to be met, otherwise the received amounts are recorded as liabilities. The amounts of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.
qq. Assets held for sale
Classification of long-lived assets (or disposal group) as held for sale typically occurs upon the execution of a purchase and sale agreement and belief by management that the sale or disposition is probable of occurrence within one year. Upon determining that long-lived assets (or disposal groups)) meet the held for sale criteria, the Company discontinues depreciating the relevant long-lived assets, including property, equipment and software, intangible assets and ROU assets, and measures such assets or disposal groups in consolidated balance sheets at the lower of its carrying amount or fair value less the cost to sell. The Company presents these long-lived assets and liabilities directly associated with these assets as held for sale in its consolidated balance sheets and classifies them as current assets and liabilities. The Company reports the results of operations of its long-lived assets (or disposal group) sold or held for sale in its consolidated statements of operations and comprehensive income through the date of sale.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
rr. Recent accounting pronouncements
Recently adopted accounting pronouncements
In November 2023, the FASB issued ASU
2023-07.
The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures; (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC Topic 280,
Segment Reporting
; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU
2023-07
are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Group adopted this update beginning January 1, 2024 and please refer to Note 28 for further details.
Recently issued accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU
2023-09,
which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC
740-10-50-12
to require public business entities (“PBEs”) to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC
740-10-50-12A,
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
PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

F-3
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

3.	Concentration and risks
Concentration of customers and suppliers
There are no customers nor suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2022, 2023 and 2024.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in “marketable securities and other investments”. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and 2024, majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments were held at major financial institutions located in the Chinese mainland and Hong Kong which the management believes are of high credit quality. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in “marketable securities and other investments” are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Technology performs the related credit assessment of the consumer financing receivables recorded in the Group’s consolidated balance sheets. JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.
Currency convertibility risk
The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the Chinese mainland must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance. The Group’s cash and cash equivalents, restricted cash, short-term investments and time deposits with maturities more than one year recorded in “marketable securities and other investments” denominated in RMB that are subject to such government policies amounted to

RMB172,383 million and RMB172,732 million as of December 31, 2023 and 2024, respectively.
Foreign currency exchange rate risk
The RMB has fluctuated against the US$, at times significantly and unpredictably during the reporting periods. The depreciation of the RMB against the US$ was approximately 2% and 1% for the years ended December 31, 2023 and 2024, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

F-3
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

4.	Fair value measurement
As of December 31, 2023 and 2024, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in millions)
Assets:
Restricted cash	7,506	—	7,506	—
Short-term investments
Wealth management products	56,847	—	56,847	—
Marketable securities and other investments
Listed equity securities	2,765	2,765	—	—
Wealth management products	2,808	—	2,808	—

Total assets	69,926	2,765	67,161	—

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in millions)
Assets:
Restricted cash	7,366	—	7,366	—
Short-term investments
Wealth management products	38,396	—	38,396	—
Marketable securities and other investments
Listed equity securities	2,907	2,907	—	—

Total assets	48,669	2,907	45,762	—

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
Short-term investments
Wealth management
products with maturities of within one year. The Group elected the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year and accounted them at fair value. For the wealth management products that have no quoted market prices, the Group estimates their fair value using the expected yield on similar instruments in the market, and classifies the valuation techniques that use these inputs as Level 2.
For the years ended December 31, 2022, 2023 and 2024, gain of
RMB1,921
million, RMB
2,092

million and RMB1,485 million resulting from changes in fair value of the wealth management products under fair value option was recorded in “others, net” in the consolidated statements of operations and comprehensive income, respectively.

F-3
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

4.	Fair value measurement (Continued)
Marketable securities and other investments
Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
For the years ended December 31, 2022, 2023 and 2024, the unrealized gains or losses of the listed equity securities were losses of RMB4,304 million and RMB379 million, and gains of RMB1,160 million, respectively, which are recognized in “others, net” in the consolidated statements of operations and comprehensive income.
Wealth management
products with maturities of more than one year. The Group elected the fair value option to record wealth management products with variable interest rates with maturities more than one year and accounted them at fair value. For the wealth management products that have no quoted market prices, the Group estimates their fair value using the expected yield on similar instruments in the market, and classifies the valuation techniques that use these inputs as Level 2.
For the years ended December 31, 2022, 2023 and 2024, losses of RMB
137
million and
RMB
25

million and gains of RMB2 million resulting from changes in fair value of the wealth management products under fair value option were recorded in “others, net” in the consolidated statements of operations and comprehensive income, respectively.

F-
39

JD.com, Inc.
Notes to the Consolidated Financial Statements

4.	Fair value measurement (Continued)
Other financial instruments
The followings are other material financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Time deposits. Time deposits with original maturities of three months or less, original maturities of longer than three months and maturities of less than one year, and maturities of longer than one year have been classified as cash equivalents, short-term investments and marketable securities and other investments in the consolidated balance sheets, respectively. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2023 and 2024, the fair value of time deposits classified as cash equivalents and short-term investments amounted to RMB59,452 million and RMB91,062 million, respectively. As of December 31, 2023 and 2024, the fair value of time deposits classified as marketable securities and other investments amounted to RMB67,426 million and RMB54,176 million, respectively. The carrying value of time deposits approximates to fair value.
Held-to-maturity
debt securities. Wealth management products that the Group has positive intent and ability to hold to maturity are accounted for as held-to-maturity
debt securities. The fair value of the Group’s
held-to-maturity
debt securities is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2023 and 2024, the fair value of held-to-maturity
debt securities recorded in “short-term investments” amounted to
RMB4,476 million and RMB6,866 million
, respectively. As of December 31, 2023 and 2024, the fair value of held-to-maturity
debt securities with maturities longer than one year recorded in “marketable securities and other investments” amounted to RMB7,836 million and
RMB2,288
million, respectively. The carrying value of
held-to-maturity
debt securities approximates to fair value.
Unsecured senior notes. The Group determines the fair value of its unsecured senior notes, using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy. As of December 31, 2023 and 2024, the fair value of unsecured senior notes amounted to
RMB9,445 million and RMB25,098
million, respectively. Among them, the fair value of Convertible Senior Notes, as defined in Note
15
, amounted to RMB15,274 million as of December 31, 2024.
Short-term receivables and payables. Accounts receivable and prepayments and other current assets are financial assets with carrying values that approximate to fair value due to their short-term nature. Accounts payable, advance from customers (excluding contract liabilities) and main items in accrued expenses and other current liabilities, are financial liabilities with carrying values that approximate to fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Short-term debts and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term debts and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.

F-4
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

4.	Fair value measurement (Continued)
Assets and liabilities measured at fair value on a nonrecurring basis
Long-lived assets. When impairment indicators are identified, the Group evaluates the impairment by comparing the carrying value of the asset or the asset group with its fair value. The fair value of the asset or asset group is determined using income approach and market approach with unobservable inputs (Level 3), depending on the underlying nature of the asset or the asset group. The impairment losses of RMB2,025 million and RMB
1,562

million were recorded in “impairment of long-lived assets” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023 and 2024, respectively. The major impairment of long-lived assets were disclosed in Note 9, Note 10 and Note 11.
Goodwill. The Group tested for impairment on an annual basis as of December 31, and in between annual tests when the impairment indicators occur. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The impairment loss was recorded in “impairment of goodwill” in the consolidated statements of operations and comprehensive income and disclosed in Note 12.
Investments in equity investees. Investments in privately held companies and publicly traded companies included in “investments in equity investees” in the consolidated balance sheets are reviewed periodically for impairment using fair value measurement. In determining the investments in privately held companies without readily determinable fair value over which the Group identified impairment indicators, income approach or market approach was used, if applicable, which requires management to use unobservable inputs (Level 3), mainly including the estimates of future cash flows, discount rate, terminal growth rate, selection of comparable companies and multiples and estimated discount for lack of marketability. The impairment loss of RMB504 million, RMB2,856 million and RMB2,968
million were recorded in “others, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the accumulated impairment of the Group’s investments in privately held companies under the Measurement Alternative was
RMB5,132 million and RMB7,119 million, respectively
. The valuation methodology used to estimate the fair value of investments in publicly traded companies (Level 1) and privately held companies accounted for under the equity method (Level 3) and associated impairment charges are disclosed in Note
6
.

F-4
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Business acquisition
Acquisitions in 2024
In December 2024, the Group acquired additional equity interests in Hordeum Investment, L.P. (“Hordeum”) for a total cash consideration of US$344
million. Hordeum is principally engaged in retail business service. The Group held, taking into account its existing equity interests, approximately
60.8%
of Hordeum’s interests and consolidated its financial results into the Group’s consolidated financial statements since December 30, 2024.
The fair value of the previously held equity interests was estimated based on the equity value of Hordeum, which is estimated by applying the income approach. The remeasurement gain associated with the previously held equity interests of Hordeum was immaterial.
The purchase price as of the date of acquisition is comprised of:

Amounts
(RMB in millions)
Cash	2,473
Fair value of previously held equity interests	1,284

Total	3,757

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities assumed as of the date of acquisition is summarized as follows:

Amounts
(RMB in millions)
Net assets acquired	1,011
Newly identified intangible assets	2,005
Goodwill	4,767
Deferred tax liabilities	(518)
Non-controlling interests	(3,508)

Total	3,757

Net assets
 acquired primarily consisted of advance to suppliers of RMB
3,224

million as of the date of acquisition. Acquired amortizable intangible assets had a weighted-average amortization period of
8.5
years. Fair
value of the
non-controlling
interests was estimated by applying the income approach.
Goodwill arising from the acquisition of Hordeum was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and assigned to JD Retail segment. Goodwill arising from the acquisition is not expected to be deductible for tax purposes.
The Group also completed a few business acquisitions during 2024, the consideration and impact on the consolidated financial statements of which were immaterial individually or collectively.
Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of the business combinations in 2024, both individually and in aggregate, were not significant to the consolidated statements of operations and comprehensive income.

F-4
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Business acquisition (Continued)
Acquisitions in 2022
Acquisition of Dada
In February 2022, the Group acquired additional number of ordinary shares of Dada, China’s leading local on-demand
delivery and retail platform, for a total consideration of US$800 million with a combination of cash and certain strategic resources to Dada. The Group held, taking into account its existing shareholding, approximately 52% of Dada’s issued and outstanding shares and consolidated the financial results of Dada into the Group’s consolidated financial statements since February 28, 2022. The fair value of the previously held equity interests and non-controlling
interests were determined by the market price of shares of Dada at the acquisition date. The Group primarily recorded (i) RMB7,549 million of net assets acquired, (ii) RMB2,090 million of newly identified and appreciation of intangible assets, which had a weighted-average amortization period of 7.0 years, (iii) RMB3,623 million of premium not reflected in goodwill, which was recognized as a loss in “others, net” resulting from the change of Dada’s share price prior to the closing of the acquisition, and (
iv
) RMB4,542 million of goodwill, which is
non-deductible
for tax purposes. The goodwill is primarily attributable to the expected synergies, the assembled workforce, revenue growth and future market development and assigned to Dada reporting unit and JD Retail reporting unit on the basis of the expected synergies from the acquisition of Dada.
Had the acquisition date of Dada been January 1, 2021, the revenues and net loss of the Group would have been RMB956.8 billion and RMB6.3 billion in 2021, respectively, and the revenues and net income of the Group would have been RMB1,047.2 billion and RMB9.5 billion in 2022, respectively. The pro-forma
information is for illustrative purposes only and is not necessarily an indication of revenues and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2021, nor is it intended to be a projection of future results. The pro-forma
amounts have been calculated after adjusting the results of Dada to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2021.
Acquisition of CNLP
In September 2021, the Group, through JD Property, entered into a sale and purchase agreement to acquire additional shares of CNLP, which is principally engaged in the leasing of storage facilities and the related management services and was listed on the Main Board of the HKEX, representing approximately 26.38% of the issued share capital of CNLP. In accordance with relevant listing rules, JD Property was required to make an offer for all the issued shares of CNLP and an offer for all the outstanding convertible bonds of CNLP. As of March 1, 2022, JD Property obtained all the outstanding convertible bonds and certain number of CNLP’s issued and outstanding shares with a cash consideration of Hong Kong dollar
s

(“HK$”)

13,066 million. The Group obtained control of CNLP since it assigned all the board members of CNLP on March 1, 2022 and held approximately 80% of shareholding interests. Prior to the acquisition, the Group held 10.6% of the issued share capital of CNLP and measured its investment in CNLP at fair value. The fair value of the previously held equity interests and non-controlling
interests were determined by the market price of shares of CNLP as of the date of acquisition. The Group primarily recorded (i) RMB4,309 million of net assets acquired, (ii) RMB10,908 million of appreciation of property, equipment and software, construction in progress and land use rights, (iii) RMB1,586 million of goodwill, which is non-deductible
for tax purposes. The goodwill is primarily attributable to the expected synergies, the assembled workforce, revenue growth and future market development and assigned to New Businesses segment.
From March to July 2022, the Group acquired the remaining equity interest in CNLP with a total consideration of HK$3,072 million (RMB2,637 million), which is treated as an equity transaction. CNLP was privatized on July 15, 2022. Upon completion of the transaction, CNLP became a wholly owned
 subsidiary of the Company.
Neither the results of operations since the acquisition date nor the pro forma results of operations of CNLP were presented because the effects of acquisition of CNLP, were not significant to the consolidated statements of operations and comprehensive income.

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Business acquisition (Continued)
Acquisitions in 2022
(Continued)
Acquisition of Deppon
On March 11, 2022, the Group, through a subsidiary of JD Logistics, entered into a series of agreements with the shareholders of Deppon Holdco, in relation to the acquisition of approximately 99.99% equity interest of Deppon Holdco, which in turn holds approximately 66.5% of the issued share capital of Deppon Logistics Co., Ltd (“Deppon”), for a total consideration of approximately RMB8,976 million. Deppon is a company established under the laws of the PRC, the shares of which are listed on the Shanghai Stock Exchange (stock code: 603056). Deppon is an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management. The acquisition was completed on July 26, 2022. Upon completion of the transaction, Deppon Holdco became a consolidated subsidiary of the Group. Fair value of the non-controlling
interests was determined based on the market price of shares of Deppon as of the date of acquisition. The Group primarily recorded (i) RMB6,570 million of net assets acquired, (ii) RMB2,345 million of appreciation of newly identified and appreciation of intangible assets, which had a weighted-average amortization period of 15.3 years, (iii) RMB5,350 million of goodwill, which is non-deductible
for tax purposes. The goodwill is primarily attributable to the expected synergies, the assembled workforce, revenue growth and future market development and assigned to JD Logistics segment.

Had the acquisition date of Deppon been January 1, 2021, the revenues and net loss of the Group would have been
RMB982.8 billion and RMB4.5 billion in 2021, respectively, and the revenues and net income of the Group would have been RMB1,063.2 billion and RMB9.7 billion in 2022, respectively. The
pro-forma
information is for illustrative purposes only and is not necessarily an indication of revenues and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2021, nor is it intended to be a projection of future results. The pro-forma
amounts have been calculated after adjusting the results of Deppon to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2021.

JD.com, Inc.
Notes to the Consolidated Financial Statements

6.	Investments in equity investees
Measurement Alternative and NAV practical expedient
The carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was RMB18,153 million and RMB14,027 million as of December 31, 2023 and 2024, respectively, and the carrying amount of the Group’s investments under NAV practical expedient was RMB8,133 million
and
RMB8,529 million as of December 31, 2023 and 2024, respectively. During the years ended December 31, 2022, 2023 and 2024, fair value changes recognized for equity investments which were measured using the Measurement Alternative, and NAV practical expedient were not significant.
Equity method
As of December 31, 2024, the Group’s investments accounted for under the equity method totaled RMB34,294 million (as of December 31, 2023: RMB30,460 million), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB2,244 million, investment in JD Technology amounting to RMB15,607 million and the investment in Home Credit Consumer Finance Co., Ltd.(“Home Credit”) amounting to
RMB2,500 million. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.
Investment in JD Technology
Following the reorganization of JD Technology in March 2021, the Group’s equity interest in JD Technology increased to
 41.7%.
The Group accounted for its investment in JD Technology using the equity method, as it exerted significant influence without holding a majority equity interest or otherwise control. Pursuant to the supplemental agreement entered between JD Technology and its shareholders in June 2020, certain existing shareholders (including the Group) have the obligation to make up the shortfall (if any) of the redemption price to the other shareholders of JD Technology when all other means are exhausted, and the shortfall is capped by the proceeds from the sales of the guarantor’s shares of JD Technology. In 2023, the Group is exempted from recording a guarantee liability for its obligation to make up any shortfall of the redemption price to other shareholders of JD Technology, as the Group and JD Technology are under the common control of Mr. Richard Qiangdong Liu (Mr. Liu), and the chance to settle the guarantee obligation by the Group is not probable as of December 31, 2023. From September to December 2024, JD Technology entered into new agreements with its shareholders to replace previous redemption terms with new settlement method (through both cash and newly issued common shares in tranches) (the “2024 Transaction”). Those are further subject to suspension or termination under certain circumstances. Concurrently, the previous guarantee obligation of the Group has also been extinguished. In accordance with these agreements, JD Technology completed the first tranche of redemption through cash settlement and new share issuance in the fourth quarter of 2024. As of December 31, 2024, the Group’s equity interest in JD Technology further increased to

43.6%
as a result of the redemption aforementioned, and the Group continued to apply the equity method for accounting of this investment. As the Group and JD Technology are both controlled by Mr. Liu before and after the 2024 Transaction, the Group’s increased equity interest holding in JD Technology was accomplished through a transaction under common control. The Group recognized a decrease in investment in JD Technology amounting to RMB
726

million, based on its proportionate share of JD Technology’s net assets, with a decrease of RMB
726

million into additional
paid-in
capital for the year ended December 31, 2024.
Investment in Home Credit
In December 2024, the Company entered into an agreement to acquire 50% of Home Credit’s equity interest for a total cash consideration of RMB2,500 million. Home Credit is a consumer finance company that conducts its business through providing consumer loans and merchandise loans. As of December 31, 2024, the Company accounted for its investment in Home Credit using the equity method as the Company obtained the significant influence by the right to nominate three board seats out of nine. Concurrently, JD Technology subscribed
15
%
of Home Credit’s equity interest. The basis difference as of December 31, 2024 was immaterial.

F-4
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

6.	Investments in equity investees (Continued)
Equity method
(Continued)
Investment in Yonghui
Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. The Group held approximately 11.3% of Yonghui’s issued and outstanding shares and accounted for the investment in Yonghui using the equity method as the Group obtained significant influence by the rights to nominate one board member out of nine. The difference between the carrying value of the equity interests in Yonghui and the Group’s share of the carrying value of Yonghui’s net assets is a basis difference, which was mainly allocated to amortizable intangible assets of RMB1,472 million, goodwill of RMB845 million and deferred tax liabilities of RMB368 million as of December 31, 2023, and amortizable intangible assets of RMB1,159 million with a weighted average amortization period of 11 years, goodwill of RMB342 million and deferred tax liabilities of RMB290 million as of December 31, 2024.
In the fourth quarter of 2023 and first quarter of 2024, the Group recorded impairment charges of RMB266 million and RMB438 million, respectively, to write down the carrying value of its investment in Yonghui to its fair value, based on quoted closing prices of Yonghui as of December 31, 2023 and March 31, 2024.
As of December 31, 2023 and 2024, the market value of the Group’s investment in Yonghui was RMB3,426 million and RMB6,476 million based on its quoted closing price, respectively. In September 2024, the Group entered into a definitive agreement under which the Group will transfer 8.3% of Yonghui shares.
The Group recorded its share of the profits and losses of JD Technology, Home Credit and Yonghui one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.
The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule
4-08
of Regulation
S-X:

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Revenues	160,554	149,237	146,583
Gross profit	47,369	48,134	70,000
Income/(loss) from operations	(2,158)	(274)	8,334
Net income/(loss)	(1,583)	(1,733)	4,380
Net income/(loss) attributable to the investees’ ordinary shareholders	(1,327)	(1,506)	4,641

	As of December 31,
	2023	2024
	(RMB in millions)
Current assets	155,283	161,218
Non-current assets	145,171	146,848
Current liabilities	118,886	124,013
Non-current liabilities	50,228	44,090
Redeemable stock	—	28,167
Non-controlling interests	359	4,429
The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the equity method investments of RMB1,316 million, RMB266 million and RMB699 million were recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively. The valuation of impairment in privately held companies under the Measurement Alternative is discussed in Note
4
.

F-4
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

7.	Accounts receivable, net
Accounts receivable, net consist of the following:

	As of December 31,
	2023	2024
	(RMB in millions)
Logistics receivables	12,305	13,797
Online retail and online marketplace receivables (*)	8,842	13,206
Advertising receivables and others	1,043	658

Accounts receivable	22,190	27,661
Allowance for doubtful accounts	(1,888)	(2,065)

Accounts receivable, net	20,302	25,596

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Balance at beginning of the year	(1,034)	(1,582)	(1,888)
Additions	(615)	(542)	(376)
Write-off	67	236	199

Balance at end of the year	(1,582)	(1,888)	(2,065)

(*)
The accounts receivable in relation to consumer financing business is included in online retail and online marketplace receivables. As JD Technology performs credit risk assessment services for the individuals and purchases the past-due
receivables from the Group at carrying values to absorb the risks and obtain the returns from such financing arrangements, no allowance for doubtful accounts in relation to consumer financing receivables was provided.

8.	Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2023	2024
	(RMB in millions)
Products	71,297	91,631
Packing materials and others	1,131	1,782

Inventories	72,428	93,413
Inventory valuation allowance	(4,370)	(4,087)

Inventories, net	68,058	89,326

F-4
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

9.	Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2023	2024
	(RMB in millions)

Land, building and building improvement	56,445	70,977
Logistics, warehouse and other heavy equipment	16,653	18,061
Vehicles	7,268	8,981
Leasehold improvement	5,117	5,895
Electronic equipment	2,644	2,947
Software	1,049	1,072
Office equipment	696	757

Total	89,872	108,690
Less: accumulated depreciation and impairment	(19,837)	(25,953)

Net carrying amount	70,035	82,737

Depreciation expenses were RMB5,295 million, RMB6,088 million and RMB6,958 million for the years ended December 31, 2022, 2023 and 2024, respectively. No material impairment loss was recorded for the year ended December 31, 2022. For the year
s
ended December 31, 2023 and 2024, the Group recorded impairment loss es
of RMB819 million and RMB716 million
, respectively
.

10.	Land use rights, net
Land use rights, net consist of the following:

	As of December 31,
	2023	2024
	(RMB in millions)
Land use rights	42,219	40,650
Less: accumulated amortization and impairment	(2,656)	(3,817)

Net carrying amount	39,563	36,833

Amortization expenses for land use rights were RMB693 million, RMB900 million
and RMB959 million for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment loss was recorded for the year ended December 31, 2022. For the years ended December 31, 2023 and 2024, the Group recorded impairment loss es
of RMB210 million and RMB448 million
, respectively
.
As of December 31, 2024, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ended December 31,
	2025	2026	2027	2028	2029	2030 and thereafter
	(RMB in millions)
Amortization expenses	901	901	901	901	901	32,328

F-4
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

11.	Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31, 2023
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	(RMB in millions)
Non-compete	8.0	2,467	(2,407)	—	60
Domain names and trademarks	17.8	6,756	(1,855)	(551)	4,350
Customer relationship	8.7	2,823	(1,087)	(60)	1,676
Technology and others	5.4	2,842	(1,546)	(447)	849

Total	12.1	14,888	(6,895)	(1,058)	6,935

	As of December 31, 2024
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	(RMB in millions)
Non-compete	8.0	2,467	(2,467)	—	—
Domain names and trademarks	17.8	6,715	(2,185)	(815)	3,715
Customer relationship	8.7	5,157	(1,416)	(112)	3,629
Technology and others	5.4	2,905	(1,790)	(666)	449

Total	11.6	17,244	(7,858)	(1,593)	7,793

Amortization expenses for intangible assets were RMB1,248 million, RMB1,304 million and RMB987 million for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment loss was recorded for the year ended December 31, 2022. For the years ended December 31, 2023 and 2024, the Group recorded impairment losses of RMB902 million and RMB535 million for the intangible assets
mainly identified from the acquisition of Dada
 and other offline business
es
, respectively.
As of December 31, 2024, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2025	2026	2027	2028	2029	2030 and thereafter
	(RMB in millions)
Amortization expenses	1,028	1,017	1,000	852	742	3,154

F-
4
9

JD.com, Inc.
Notes to the Consolidated Financial Statements

12.	Goodwill
The prior periods’ reconciliation of the carrying amount of goodwill have been retrospectively recast to conform to the changes in reportable segments as disclosed in Note 2(nn). The changes in the carrying amount of goodwill are as follows:

	JD Retail	JD Logistics	New Businesses	Total
	(RMB in millions)

Transaction in 2022
Additions	1,399	5,350	4,729	11,478
Disposal of a subsidiary	(788)	—	—	(788)
Balance as of December 31, 2022
Goodwill	11,418	6,983	7,322	25,723
Accumulated impairment losses	(7)	—	(2,593)	(2,600)

	11,411	6,983	4,729	23,123

Transaction in 2023
Impairment	—	—	(3,143)	(3,143)
Balance as of December 31, 2023
Goodwill	11,418	6,983	7,322	25,723
Accumulated impairment losses	(7)	—	(5,736)	(5,743)

	11,411	6,983	1,586	19,980

Transaction in 2024
Additions	6,576	—	—	6,576
Disposal of a subsidiary	(48)	—	—	(48)
Impairment	(799)	—	—	(799)
Balance as of December 31, 2024
Goodwill	17,946	6,983	7,322	32,251
Accumulated impairment losses	(806)	—	(5,736)	(6,542)

	17,140	6,983	1,586	25,709

No impairment loss of goodwill was recorded for the year ended December 31, 2022. For the year ended December 31, 2023, considered duration and severity of the decline of Dada’s stock price, the Company assessed that it is more likely than not that the fair value of Dada reporting unit is less than its carrying amount and performed quantitative impairment test on Dada reporting unit and recognized an impairment charge of RMB3,143 million. For the year ended December 31, 2024, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB799 million. The fair value of reporting units was determined based on the discounted cash flow analysis using the assumptions including internal cash flows forecasts, long-term future growth rates and discount rates.

F-
5
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

13.	Accounts payable
Accounts payable consist of the following:

	As of December 31,
	2023	2024
	(RMB in millions)
Vendor payable	131,421	157,147
Shipping charges payable and others	34,746	35,713

Total	166,167	192,860

Financial institutions (the “Institutions”) including JD Technology offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion through JD Technology to the Institutions to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. The Group did not provide assets pledged as security or other forms of guarantees under the supply chain financing arrangements. A supplier’s election to receive early payment from the Institutions does not change the amount that the Group must remit to the Institutions or the Group’s payment date, which mainly up to 90 days after product-acceptances or completion of sales.
The movements in the
accounts payable
under supply chain financing arrangements are as follows
, among which, RMB21,303 million and RMB15,233 million were due to JD Technology as of December 31, 2023 and 2024, respectively.

For the year ended December 31,
2024
(RMB in millions)
Balance at beginning of the year	21,316
Additions	144,047
Payments	(150,069)

Balance at end of the year	15,294

F-5
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

14.	Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	(RMB in millions)
Deposits	19,577	20,530
Salary and welfare	10,781	14,022
Accrued administrative expenses	2,263	2,360
Rental fee payable	1,330	1,367
Professional fee	1,559	1,184
Liabilities for return allowances	950	1,029
Vehicle fee	726	732
Payable related to employees’ exercise of share-based awards	221	535
Interest payable	134	208
Internet data center fee	366	183
Deferred consideration payables	445	45
Others	5,181	3,790

Total	43,533	45,985

F-5
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

15.	Unsecured senior notes
Senior notes due 2026
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
As of December 31, 2023 and 2024, the principal amount of US$500 million was outstanding, and will be due in 2026.
Senior notes due 2030 and 2050
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
The Group repurchased the senior notes due 2030 and 2050 from the open market with a total principal amounts of US$6 million (RMB42 million) at a reacquisition price of US$5 million (RMB35 million) in 2022. The repurchased Senior Notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to RMB6 million were recognized in “interest expense” in the Group’s consolidated statements of operations and comprehensive income for the year ended December 31, 2022.
Convertible Senior Notes due 2029
In May 2024, the Company completed its offering of unsecured convertible senior notes (the “Convertible Senior Notes”) in an aggregate principal amount of US$
2.0

billion at par value due 2029, including the initial purchasers’ full exercise of option to purchase an additional US$
250

million in aggregate principal amount of the Convertible Senior Notes. The Convertible Senior Notes bear a fixed rate of
0.25
%
per year and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on December 1, 2024. The debt issuance costs of RMB
236

million were presented as a direct deduction from the principal amount of the Convertible Senior Notes in the consolidated balance sheets, and are amortized over the period from May 21, 2024, the date of issuance, to June 1, 2027, the first puttable date of the Convertible Senior Notes, using the effective interest method. The interest expense recognized was RMB69 million for the year ended December 31, 2024.
Holders of the Convertible Senior Notes may convert their Convertible Senior Notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity. The initial conversion rate for the Convertible Senior Notes shall be

21.8830
ADSs per US$1,000 principal amount of the Convertible Senior Notes, equivalent to an initial conversion price of approximately US$
45.70
per ADS. The conversion rate shall be subject to adjustment in certain events. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s election.
Holders of the Convertible Senior Notes have the right to require the Company to repurchase all or part of their Convertible Senior Notes on June 1, 2027 or in the event of certain fundamental changes, at a repurchase price equal to
100
%
of the principal amount of the Convertible Senior Notes to be repurchased, plus accrued and unpaid interest.
No embedded features that are subject to separate accounting have
been identified. The conversion option is considered to be indexed to the Company’s own stock and classified in shareholders’ equity, therefore, exempted from the scope of the derivative accounting. Other embedded features including the mandatory redemption feature and the contingent call and put options upon certain changes in the tax laws or certain fundamental changes are considered clearly and closely related to the debt host, therefore, do not require bifurcation. Based on the above, the Convertible Senior Notes are accounted for as a single liability under unsecured senior notes, non-current.

F-5
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

15.	Unsecured senior notes (Continued)
A summary of the Company’s senior notes due 2026, 2030 and 2050 (collectively “Senior Notes”) and the Convertible Senior Notes as of December 31, 2023 and 2024 is as follows:

	As of December 31,		Effective interest rate
	2023	2024
	(RMB in millions)
US$500 million 3.875% Senior Notes due 2026	3,520	3,582	4.15%
US$700 million 3.375% Senior Notes due 2030	4,898	4,973	3.47%
US$300 million 4.125% Senior Notes due 2050	1,993	2,024	4.25%
US$2,000 million 0.25% Convertible Senior Notes due 2029	—	14,191	0.79%

Carrying value	10,411	24,770
Unamortized discount and debt issuance costs of the Senior Notes	86	73
Unamortized debt issuance costs of the Convertible Senior Notes	—	186

Total principal amounts of unsecured senior notes	10,497	25,029

The effective interest rates include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.
The unsecured senior notes will rank senior in rights of payment to all of the Company’s existing and future obligations expressly subordinated in rights of payment to the unsecured senior notes and rank at least equal in rights of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).
The
unsecured senior notes
contain covenants including, among others, limitation on liens, consolidation, merger and sale all or substantially all of the Company’s assets.
As of December 31, 2024, the principal of the
Senior Notes
of RMB3,594 million
,
 RMB4,996 million and RMB2,062
million will be due in 2026, 2030 and 2050, respectively. The principal of the Convertible Senior Notes of
 RMB14,377
million will be due in 2029. The principal of the unsecured senior notes will be due according to the following schedule:

Principal amounts	Total	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years	Beyond 5 years
	(RMB in millions)
Senior Notes	10,652	—	3,594	—	—	—	7,058
Convertible Senior Notes	14,377	—	—	—	—	14,377	—

F-5
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

16.	Leases
The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.
A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 is as follows:

	As of December 31,
	2023	2024
	(RMB in millions)
Operating lease ROU assets	20,863	24,532
Operating lease liabilities-current	7,755	7,606
Operating lease liabilities-non-current	13,676	18,106

Total operating lease liabilities	21,431	25,712

Weighted average remaining lease term	5.4 years	7.2 years
Weighted average discount rate	4.7%	4.2%
A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Operating lease cost	7,951	8,917	8,934
Short-term lease cost	3,181	3,358	3,263

Total	11,132	12,275	12,197

Cash paid for operating leases	7,915	9,086	9,546
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2024 is as follows:

As of December 31, 2024
(RMB in millions)
2025	7,778
2026	4,878
2027	3,199
2028	2,498
2029	1,975
2030 and thereafter	9,568

Total lease payments	29,896
Less: interest	(4,184)

Present value of operating lease liabilities	25,712

As of December 31, 2024, the Group has no significant lease contract that has been entered into but not yet
commenced.

F-5
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

17.	Gain on sale of development properties
Gain on sale of development properties for the years ended December 31, 2022, 2023 and 2024 were RMB1,379 million, RMB2,283 million and RMB1,527 million, respectively, which were mainly derived from disposals of logistics facilities to Real Estate Investment Trust ( “REIT”) and several private funds, which can be mainly classified into core funds (
collectively,

“Property Funds”). The overview of the major funds is listed below.
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
The closing conditions for each asset group of completed logistics facilities were considered met when each of the Core Funds signed definitive facility agreements with bank consortium to finance the purchase, respectively. As of each respective year-end,
all or certain of logistics facilities under asset groups related to different core funds have been completed and satisfied hand-over condition. Therefore, the Group recorded disposal gain related to the Core Funds of RMB1,289 million, RMB1,764 million and RMB1,527 million for the years ended December 31, 2022, 2023 and 2024, respectively, which represent the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date.
REIT
In December 2022, the REIT jointly established by the
Group
, JD Property and Harvest Fund Management Co., Ltd., became the first of its kind in the private sector in China that received formal approval from China’s Securities Regulatory Commission. On February 8, 2023, the REIT was listed on the Shanghai Stock Exchange, and raised proceeds for over RMB
1.7 billion. The Company subscribed 34% of the units issued by the REIT amounted to RMB597 million and accounted for the investments in the REIT using the equity method as the Company obtained significant influence but no power to control the key activities determined in the general meeting of the REIT.
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

F-5
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

18.	Others, net
Others, net consist of the following:

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Gains/(losses) from fair value change of long-term investments	(4,096)	(855)	1,355
Interest income	5,742	9,576	9,353
Gains/(losses) from acquirements or disposals of businesses and investments	(3,558)	89	652
Impairment of investments	(1,969)	(3,043)	(3,299)
Foreign exchange gains/(losses), net	114	(28)	(111)
Others	2,212	1,757	5,421

Total	(1,555)	7,496	13,371

19.	Taxation

a.	Value added tax (“VAT”)
The Group is subject to statutory VAT rate of 9% for revenues from sales of audio, video products and books and statutory VAT rate of 13% for sales of other products in the Chinese mainland, started from April 1, 2019. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 2027 in comply with relevant VAT regulations of the Chinese mainland. The Group is subject to VAT at the rate of 6% or 9% for revenues from logistics services, and 6% for revenues from online advertising and other services
.
The Group is also subject to cultural undertaking development fees at the rate of 3% on revenues from online advertising services in the Chinese mainland, which is exempted from January 1, 2020 to December 31, 2021 and reduced by 50% from January 1, 2022 to December 31,
2027
.

b.	Income tax
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
Hong Kong
The Group’s subsidiaries incorporated in Hong Kong are subject to a two-tiered
income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first HK$2 million of assessable profits earned by its subsidiaries in Hong Kong can be elected to be taxed at half the current tax rate
(i.e., 8.25%)
while the remaining assessable profits will continue to be taxed at the existing
16.5
% tax rate. The Group performs analysis on the foreign-derived income, mainly including dividend and interest, accrued to its subsidiaries in Hong Kong, applies for Commissioner’s Opinion / Advance Ruling with the Inland Revenue Department of Hong Kong on fulfillment of exception requirements under Foreign-Sourced Income Exemption (“FSIE”) regime and pays tax for the profit subject to Hong Kong Profits Tax
, if any
.
Chinese mainland
Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and consolidated VIEs are subject to the statutory income tax rate of 25%.

F-5
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

19.	Taxation (Continued)

b.	Income tax (Continued)
Chinese mainland
(Continued)
The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as software enterprise (“Software Enterprises”) are able to enjoy a tax holiday consisting of a two-year-exemption
commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. Beijing Shangke has been qualified as HNTE and enjoys a preferential income tax rate of 15% in 2022, 2023 and 2024. Beijing Wodong Tianjun has been qualified as Software Enterprises and enjoys a 50% reduction in ordinary tax rate in 2022, 2023 and 2024.
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
According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 175% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”) from January 1, 2018 and such ratio is raised to 200% from October 1, 2022
and
onwards.
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

F-5
8

JD.com, Inc.
Notes to the Consolidated Financial
Statements

19.	Taxation (Continued)

b.	Income tax (Continued)
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
For the years ended December 31, 2022, 2023 and 2024, the Company accrued RMB367 million,
RMB
2,421 million and RMB2,362 million withholding tax expenses associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland, respectively. As of December 31, 2023 and 2024, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland, except for unrecognized deferred tax liabilities of RMB3.2 billion and RMB2.8 billion related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the Chinese mainland, respectively.
Global Anti-base Erosion Rules
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) introduced the Global Anti-Base Erosion (GloBE) Rules, which set out global minimum tax rules designed to ensure that large multinational businesses with group annual revenue of EUR750 million or more pay a minimum effective rate of tax of 15% on profits in all their operating countries (referred to as “Pillar Two Rules”). Countries may also implement their own domestic minimum tax regimes. Global minimum tax rules have been enacted in certain jurisdictions in which the Group is subject to income taxes. To provide transitional relief for Pillar Two Rules tax compliance and administrative burden, the OECD has introduced a Framework for Transitional Country-by-Country Reporting Safe Harbor applicable for a Transition Period covering from the year ended December 31, 2024 to the year ending December 31, 2026.
Certain jurisdictions in which the Group operates have implemented the Pillar Two Rules. The Company took measures to assess its exposure to Pillar Two minimum taxation and no material top-up taxes arose for the year ended December 31, 2024. The Group is continuing to assess the impact of the Pillar Two Rules on its future financial performance.
The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Income/(loss) before tax
Income from Chinese mainland operations	16,800	33,130	47,693
Income/(loss) from non-Chinese mainland operations	(2,933)	(1,480)	3,845

Total income before tax	13,867	31,650	51,538

Income tax benefits/(expenses) applicable to Chinese mainland operations
Current income tax expenses	(4,418)	(6,265)	(6,187)
Deferred tax benefits	732	410	1,805

Subtotal income tax expenses applicable to Chinese mainland operations	(3,686)	(5,855)	(4,382)

Income tax expenses applicable to non-Chinese mainland operations
Current income tax expenses	(307)	(1,259)	(1,835)
Deferred tax expenses	(183)	(1,279)	(661)

Subtotal income tax expenses applicable to non-Chinese mainland operations	(490)	(2,538)	(2,496)

Total income tax expenses	(4,176)	(8,393)	(6,878)

Reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the year ended December 31,
	2022	2023	2024
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax rates and tax holiday	(19.3)%	(7.6)%	(4.2)%
Tax effect of tax-exempt entities	12.1%	3.3%	(0.6)%
Effect on tax rates in different tax jurisdiction	(3.2)%	(0.9)%	(0.5)%
Tax effect of non-deductible expenses	4.0%	0.1%	0.6%
Tax effect of non-taxable income	(0.4)%	(0.5)%	(0.3)%
Tax effect of Super Deduction and others	(19.0)%	(9.6)%	(4.0)%
Changes in valuation allowance	28.3%	9.1%	(7.3)%
Effect on withholding income tax	2.6%	7.6%	4.6%

Effective tax rates	30.1%	26.5%	13.3%

F-
59

JD.com, Inc.
Notes to the Consolidated Financial Statements

19.	Taxation (Continued)

b.	Income tax (Continued)
The following table sets forth the effect of tax holiday:

	For the year ended December 31,
	2022	2023	2024
Tax holiday effect (RMB in millions)	2,677	2,397	2,152
Effect of tax holiday on basic net income per share (RMB)	0.86	0.76	0.72
Effect of tax holiday on diluted net income per share (RMB)	0.84	0.76	0.70

c.	Deferred tax assets and deferred tax liabilities

	As of December 31,
	2023	2024
	(RMB in millions)
Deferred tax assets
- Net operating loss carry forwards and others	15,909	13,185
- Deferred revenues	464	357
- Inventory valuation allowance	1,092	1,022
- Allowance for doubtful accounts	1,098	1,118
- Unrealized fair value losses for certain investments	238	92
Less: valuation allowance	(17,057)	(13,315)

Net deferred tax assets	1,744	2,459

Deferred tax liabilities
- Long-lived assets arisen from business combinations and asset acquisitions	6,638	5,982
- Withholding tax on undistributed earnings	1,779	2,570
- Accelerated tax depreciation and others	850	946

Total deferred tax liabilities	9,267	9,498

As of December 31, 2024, the accumulated net operating loss that can be carried forward to offset future taxable income, mainly includes: (i) RMB11,285 million of the Company’s subsidiaries incorporated in Singapore and Hong Kong which can be carried forward indefinitely; and (ii) RMB33,955 million arose from the Company’s subsidiaries and consolidated VIEs established in the Chinese mainland and Indonesia, which will
expire during the period from 2025 to 2029 except for those arose from HNTEs, which will expire during the period from 2025 to 2034.
A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Valuation allowances provided on the deferred tax assets mainly related to the net operating loss carry forwards, as the Group’s management does not believe that sufficient positive evidence exists to conclude that the benefits of such deferred tax assets are more likely than not to be realized. The amount of valuation allowance offset in deferred tax assets as of December 31, 2023 and 2024 was RMB17,057 million and RMB13,315 million, respectively.
The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Balance at beginning of the year	7,670	14,276	17,057
Additions	7,694	6,630	1,680
Reversals	(1,088)	(3,849)	(5,422)

Balance at end of the year	14,276	17,057	13,315

F-
6
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

20.	Financing for major subsidiaries
JD Logistics
On
March 25, 2022, JD Logistics entered into a placing agreement to issue its ordinary shares to a group of third-party investors for net proceeds of approximately HK$3,102 million in a placement (the “JDL Placement”). Concurrently, the Company, through its wholly owned
subsidiary, had entered into a subscription agreement with JD Logistics to subscribe for ordinary shares of JD Logistics, at the same per share price for the JDL Placement, for net proceeds of approximately US$692 million in cash (the “JD Subscription”). Upon completion of the JDL Placement and the JD Subscription in 2022, the Company maintained its shareholding in JD Logistics at approximately 63.56%, and continued to consolidate JD Logistics’s financial results into its consolidated
financial statements. The Company recorded the net proceeds of financing in non-controlling
interests of RMB2,221 million and additional
paid-in
capital of RMB295 million.
JD Industrials
In March 2023, JD Industrials entered into definitive agreements for non-redeemable
series B preference share financing (“JD Industrials Series B Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industrials Series B Preference Shares was approximately US$210 million. Among the net
proceeds received, RMB431 million was recorded as
non-controlling
interests and RMB1,031 million was recorded as additional
paid-in
capital.
The Group determined that JD Industrials Series B Preference Shares should be classified as non-controlling
interests upon its issuance since they were not redeemable by the holders.
JD Property
In March and June 2022, JD Property entered into definitive agreements for its non-redeemable
series B preferred share financing (“JD Property Series B Preference Shares”) with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount of financing raised was approximately US$803 million. Among the net
proceeds received, RMB3.9 billion was recorded as
non-controlling
interests and RMB1.4 billion was recorded as additional
paid-in
capital.
The Group determined that JD Property Series B Preference Shares should be classified as non-controlling
interests upon its issuance since they were not redeemable by the holders.

21.	Ordinary shares
In June 2022, the Company renewed the strategic cooperation agreement originally entered in May 2019 with Tencent Holdings Limited (“Tencent”), for a period of three years starting from May 27, 2022. As part of the total consideration, the Company agreed to issue a certain number of the Company’s Class A ordinary shares as the non-cash
consideration of up to US$220 million at prevailing market prices at certain pre-determined
dates to Tencent to exchange its traffic support services during the three-year period, of which 2,164,236, 3,761,270 and 4,119,434 of the Company’s Class A ordinary shares had been issued in July 2022, May 2023 and May 2024
, respectively.

22.	Dividends
In May 2022, the Company declared a special cash dividend of US$
0.63
 per ordinary share, or US$
1.26
per ADS, for an aggregate amount of approximately US$
2.0
 billion.
In March 2023, the Company declared a cash dividend of US$
0.31
per ordinary share, or US$
0.62
per ADS, for an aggregate amount of approximately US$
1.0
billion.

F-6
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

22.	Dividends (Continued)
In March 2024, the Company declared an annual cash dividend for the year ended December 31,2023 of US$
0.38
per ordinary share, or US$
0.76
per ADS, for an aggregate amount of approximately US$
1.2 billion.

23.	Share repurchase program
In December 2021, the Board of Directors of the Company approved modifications to the share repurchase program authorized in 2020 (“2020 Share Repurchase Program”) pursuant to which the repurchase authorization increased from US$2.0
b
illion to US$3.0
b
illion and was extended until March 2024.
In March 2024, the Board of Directors of the Company approved a share repurchase program (“2024 Share Repurchase Program”), effective upon the expiry of the company’s 2020 Share Repurchase Program, pursuant to which the Company may repurchase up to US$3.0 billion worth of its shares (including ADSs) over the next 36 months through March 2027.
In August 2024, the Company has fully utilized the repurchase amount authorized under 2024 Share Repurchase Program, and has adopted and announced a new share repurchase program (the “New 2024 Share Repurchase Program”). Pursuant to the New 2024 Share Repurchase Program effective from September 2024, the Company may repurchase up to US$5.0 billion worth of its shares (including ADSs) over the next 36 months through the end of August 2027.
For the year ended December 31, 2022, the Company repurchased 5,010,203 ADSs for US$286 million on the open market, at prevailing market prices. For the year ended December 31, 2023, the Company repurchased 11,339,490 ADSs for US$356 million on the open market, at prevailing market prices. For the year ended December 31, 2024, the Company repurchased 127,639,089 ADSs for US$3,645 million on the open market, at prevailing market prices.
The Company accounts for the repurchased ordinary shares at cost and includes such uncancelled treasury stock as a component of the shareholders’ equity.

F-6
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

24.	Accumulated other comprehensive income
For the years ended December 31, 2022, 2023 and 2024, changes in the composition of accumulated other comprehensive income/(loss) attributable to the Company’s ordinary shareholders were translation adjustments amounting to RMB5,131 million, translation adjustments and hedge of net investments in foreign operations (net of tax) amounting to RMB1,862 million, and translation adjustments and hedge of net investments in foreign operations (net of tax) amounting to RMB518 million, respectively. Accumulated other comprehensive loss were
 RMB6,090
million and
 RMB959
million as of December 31, 2021 and 2022, respectively, and accumulated other comprehensive income were RMB903 million and RMB1,421 million as of December 31, 2023 and 2024, respectively.
The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.

25.	Share-based compensation
For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized were RMB7,548 million, RMB4,804 million and RMB2,999 million, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Cost of revenues	143	133	80
Fulfillment	930	697	424
Marketing	631	426	273
Research and development	1,557	859	599
General and administrative	4,287	2,689	1,623

Total	7,548	4,804	2,999

Share Incentive Plans
In November 2023, the Board of Directors approved a share incentive plan (“2023 Plan”) which will expire in December 2033, as a renewal of the prior share incentive plan adopted in November 2014 (“2014 Plan”, collectively with the 2023 Plan, “Share Incentive Plans”).
The Company granted share-based awards to eligible employees and non-employees pursuant to the Share Incentive Plans, which govern the terms of the awards.
As of December 31,
2023 and

2024, the Group had reserved
223,666,717 and

213,472,791 ordinary shares available to be granted as share-based awards under the Share Incentive Plan
s
.

F-6
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(1)	Employee and non-employee awards
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
RSUs
Service-based RSUs
A summary of activities of the service-based RSUs for the years ended December 31, 2022, 2023 and 2024 is presented as follows:

	Number of RSUs	Weighted- Average Grant-Date Fair Value
		US$
Unvested as of December 31, 2021	95,108,866	25.89

Granted	13,951,100	29.81
Vested	(23,123,292)	23.04
Forfeited or cancelled	(14,295,620)	25.94

Unvested as of December 31, 2022	71,641,054	27.56

Granted	16,682,380	18.24
Vested	(19,416,652)	24.83
Forfeited or cancelled	(14,918,722)	28.48

Unvested as of December 31, 2023	53,988,060	25.40

Granted	43,677,248	15.33
Vested	(16,805,414)	25.07
Forfeited or cancelled	(9,876,472)	23.60

Unvested as of December 31, 2024	70,983,422	19.53

As of December 31, 2023 and 2024, 2,838,656 and 1,865,542 outstanding service-based RSUs were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB3,877 million, RMB1,840 million and RMB1,024 million, respectively.
As of December 31, 2024, there were RMB3,622 million of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.0 years. The total fair value of service-based RSUs vested was RMB4,590 million, RMB2,930 million and RMB1,909 million for
the years ended December 31, 2022, 2023 and 2024, respectively.

F-6
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(1)	Employee and non-employee awards (Continued)
Share options
A summary of activities of the service-based share options for the years ended December 31, 2022, 2023 and 2024 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$ in millions
Outstanding as of December 31, 2021	2,937,112	6.95	2.9	82

Exercised	(620,476)	5.70
Forfeited or cancelled	(2,500)	3.96

Outstanding as of December 31, 2022	2,314,136	7.29	2.2	48

Exercised	(1,485,726)	4.44
Forfeited or cancelled	(24,590)	11.65

Outstanding as of December 31, 2023	803,820	12.43	3.7	2

Exercised	(122,670)	13.01
Forfeited or cancelled	(35,410)	14.98

Outstanding as of December 31, 2024	645,740	12.18	3.3	3

Vested and expected to vest as of December 31, 2024	645,740	12.18	3.3	3
Exercisable as of December 31, 2024	645,740	12.18	3.3	3
As of December 31, 2023 and 2024, 57,206 and 40,536 outstanding share options were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
There was no
share
option granted during the years ended December 31, 2022, 2023 and 2024.
The total intrinsic value of
share
options exercised during the years ended December 31, 2022, 2023 and 2024 was RMB98 million, RMB98 million and RMB2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options.
For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized by the Group for the share options granted were insignificant. As of December 31, 2024, the share-based compensation expenses related to the share options granted were all recognized.

F-6
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(2)	Founder awards
In May 2015, with approval of the Board of Directors of the Company, Mr. Richard Qiangdong Liu, the Founder, was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan
s
, subject to a
10-year
vesting schedule with 10% of the awards vesting on each anniversary of the grant date.
For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized for the Founder’s share options were RMB54 million, RMB38 million and RMB21 million, respectively.
As of December 31, 2024, there were RMB6 million of unrecognized share-based compensation expenses related to the Founder’s share options. The expenses are expected to be recognized over a weighted-average period of 0.4 years.

(3)	Share-based compensation of subsidiaries
JD Logistics
JD Logistics approved and adopted a
Pre-IPO
share incentive plan on March 31, 2018 and a Post- IPO share option scheme and a Post-IPO share award scheme on May 10, 2021, collectively the “JD Logistics Plan”. The JD Logistics Plan consists of share options, RSUs and other types of awards.
There was no share option granted from 2022 to 2024. For the years ended December 31, 2022
,
 2023 and 2024, total share-based compensation expenses for the share options granted under the JD Logistics Plan were RMB
702
 million, RMB
387
 million and RMB
143
 million, respectively. As of December
31
,
2024
, there were RMB

 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of
1.8
years.
In October 2020,
share

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
JD Logistics granted 41,570,538, 55,937,435 and 59,551,652
RSUs of JD Logistics to its employees and
non-employees
for the years ended December 31, 2022, 2023 and 2024, respectively. The estimated fair value of each RSU granted is based on market value of the JD Logistics’s shares on each date of grant. The weighted average grant date fair value of RSUs granted for the years ended December 31, 2022, 2023 and 2024 was equivalent to HK$
18.23
, HK$
12.93
and HK$
9.88
per share, respectively. For the years ended December
31
,
2022
,
2023
and
2024
, total share-based compensation expenses for the RSUs granted under JD Logistics Plan were RMB million, RMB
406
 million and RMB

 million, respectively. As of December
31
,
2024
, there were RMB

 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of
2.9
years.

F-6
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(3)	Share-based compensation of subsidiaries (Continued)
JD Health
JD Health approved and adopted a
Pre-IPO
share incentive plan on September 14, 2020 and a
Post-IPO
share option scheme and a Post-IPO share award scheme on November 23, 2020, collectively the “JD Health Plan”. The JD Health Plan consists of share options, RSUs and other types of awards.
There was no share option granted from 2022 to 2024. For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses for the share options granted under the JD Health Plan were RMB
960
 million, RMB

 million and RMB
141
 million, respectively. As of December 31, 2024, there were RMB
255
 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of
2.1
years.
In October 2020,
share

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
JD Health granted 4,638,422, 6,051,558 and 8,706,890 RSUs of JD Health to its employees and non-employees
for the years ended December 31, 2022, 2023 and 2024, respectively. The estimated fair value of each RSU granted is based on market value of the JD Health’s shares on each date of grant. The weighted average grant date fair value of RSUs granted for the years ended December 31, 2022, 2023 and 2024 was equivalent to
HK$52.33, HK$52.87 and HK$30.64 per share, respectively. For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses for the RSUs granted under the JD Health Plan were RMB1,108 million, RMB1,161 million and RMB1,002 million, respectively. As of December 31, 2024, there were RMB666 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.3 years.
Other Subsidiaries
In 2021, JD Property and JD Industrials each approved and adopted their own share incentive plans (“JD Property Plan” and “JD Industrials Plan”), respectively. The JD Property Plan and JD Industrials Plan both consist of share options, RSUs and other types of awards.
JD Property granted 108,399,512, 11,348,777 and 8,414,710 share options for the years ended December 31, 2022, 2023 and 2024, respectively. The estimated fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average grant date fair value of share options granted for the years
ended December 31, 2022, 2023 and 2024
was RMB4.03,
RMB5.18 and RMB4.39 per share
 option
, respectively.
Share

options to acquire 81,446,610 ordinary shares of JD Property with an exercise US$0.0000005 per share were granted to Mr. Liu according to the JD Property Plan, which were fully vested on October 1, 2022. Total share-based compensation expenses for the share options granted under the JD Property Plan for the years ended December 31, 2022, 2023 and 2024 were RMB354 million, RMB34 million and RMB30 million, respectively. As of December 31, 2024, there were RMB37 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 2.8 years.

F-6
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(3)	Share-based compensation of subsidiaries (Continued)
Other Subsidiaries
(Continued)
JD Industrials granted 2,660,000, 47,915,455 and 20,209,266
share options for the years ended December 31, 2022, 2023 and 2024, respectively. The estimated fair value of each share option granted is estimated on the date of grant based on the binomial option-pricing model. The weighted average grant date fair value of share options granted for the years
ended December 31, 2022, 2023 and 2024 was US$
1.40
,
US$1.46

and US$2.25 per share
 option
, respectively. Total share-based compensation expenses for the share options granted under the JD Industrials Plan for the years ended December 31, 2022, 2023 and 2024 were RMB7 million, RMB180 million and RMB160 million, respectively. As of December 31, 2024, there were RMB231 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 3.1 years.
Other than those disclosed above, the share-based compensation expenses of other subsidiaries in aggregate were insignificant for the years ended December 31, 2022, 2023 and 2024.

26.	Net income per share/ADS
Basic and diluted net income per share/ADS for each of the years presented are calculated as follows:

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions, except share and per share data)
Net income per share
Numerator:
Net income attributable to the Company’s ordinary shareholders – basic	10,380	24,167	41,359
Impact of subsidiaries’ diluted earnings	(170)	(30)	(118)
Dilution impact of the Convertible Senior Notes	—	—	68

Net income attributable to the Company’s ordinary shareholders – diluted	10,210	24,137	41,309
Denominator:
Weighted average number of shares – basic (million shares)	3,126	3,144	2,990
Effects of dilutive securities:
Dilutive share options and RSUs (million shares)	55	27	33
Convertible Senior Notes (million shares)	—	—	53

Weighted average number of shares – diluted (million shares)	3,181	3,171	3,076
Basic net income per share attributable to the Company’s ordinary shareholders (RMB)	3.32	7.69	13.83
Diluted net income per share attributable to the Company’s ordinary shareholders (RMB)	3.21	7.61	13.43
Net income per ADS
Basic net income per ADS (RMB)	6.64	15.37	27.67
Diluted net income per ADS (RMB)	6.42	15.23	26.86

F-6
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Related party transactions
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”) (1)	A shareholder of the Group
Dada and its subsidiaries (“Dada Group”) (2)	An investee of the Group
JD Technology	An investee of the Group, and controlled by the Founder
Property Funds	Investees of the Group

(1)
In March 2022, Tencent completed a distribution of approximately 460 million Class A ordinary shares of the Company owned by Tencent to its shareholders. As of March 31, 2022, Tencent’s shareholding in the Company was approximately 2.3% and Tencent had no significant influence over the Company. As a result, Tencent Group was not considered as the Group’s related party since then.

(2)	Dada became the subsidiary of the Company since February 28, 2022. As a result, Dada Group was not considered as the Group’s related party since then.

F-
69

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Related party transactions (Continued)

(a)	The Group entered into the following transactions with the major related parties:

Transactions	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Revenues:
Commission from cooperation on advertising business with Tencent Group (1)	44	—	—
Services provided and products sold to Tencent Group (1)	77	—	—
Services provided and products sold to Dada Group (2)	135	—	—
Services provided and products sold to JD Technology	1,044	1,696	1,701
Services provided to Property Funds	131	177	208
Cost of revenues and operating expenses:
Services received and purchases from Tencent Group (1)	1,314	—	—
Services received from Dada Group (2)	212	—	—
Payment processing and other services received from JD Technology	11,494	13,833	13,693
Lease and property management services received from Property Funds	1,249	1,681	1,765
Other income:
Income from non-compete agreement with Dada Group (2)	13	—	—
Interest income from loans provided to JD Technology	301	287	—	*
Interest income from loans provided to Property Funds	43	56	48

*	Absolute value is less than RMB1 million or US$1 million.
Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.34%, 0.19% and 0.19% of total net revenues of the Group for the years ended December 31, 2022, 2023 and 2024, respectively. Transactions with related parties included in cost of revenues and operating expenses, excluding those with the major related parties as stated above, represented 0.13%, 0.12% and 0.12% of total cost of revenues and operating expenses of the Group for the years ended December 31, 2022, 2023 and 2024, respectively.

(b)	The Group had the following balances with the major related parties:

	As of December 31,
	2023	2024
	(RMB in millions)
Due from/(to) JD Technology
Loans provided to JD Technology (3)	50	—
Other payables to JD Technology	(1,497)	(1,170)
Due from Property Funds
Loans provided to Property Funds (3)	1,136	2,457
Other receivables from Property Funds	427	1,837

Total	116	3,124

(3)
In relation to the loans provided to JD Technology and Property Funds, the Group charged JD Technology and Property Funds, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

F-
7
0

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Related party transactions (Continued)
(b)	The Group had the following balances with the major related parties (Continued):
As of December 31, 2023 and 2024, the Group recorded amount due from related parties other than the major related parties as stated above of RMB551 million and RMB511 million, which represented approximately 1.53% and 1.23% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2023 and 2024, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties of RMB355 million and RMB197 million, which represented approximately 0.14% and 0.07% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current
liabilities, respectively.

(c)	Other information related to related party transactions:
Based on a series of agreements signed on January 1, 2016, JD Technology performs the credit risk assessment and other related services in relation to consumer financing business and obtain the returns from such services, and JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of past-due
consumer financing receivable related to the consumer financing business sold from the Group to JD Technology were RMB237 million, RMB240 million and RMB176 million for the years ended December 31, 2022, 2023 and 2024, respectively.
In addition, the Group transfers ownership for some of its accounts receivable originated from qualified corporate customers to JD Technology without recourse. The accounts receivable transferred without recourse were RMB50,282 million, RMB55,028 million and RMB56,202 million for the years ended December 31, 2022, 2023 and 2024, respectively, and were derecognized.
In 2022, the Group also sold to JD Technology certain equipment amounted to RMB1,462 million.
Mr. Richard Qiangdong Liu, the Group’s Chairman of the board since the Group’s inception and the Chief Executive Officer since the Group’s inception to April 2022, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty is free of charge to the Group, and the Group has agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.
The terms of the agreements with the related parties are determined based on contracted prices negotiated with other parties in normal commercial terms.

28.	Segment reporting
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
As disclosed in Note 2(nn), from the first quarter of 2024, the Company started to report three reportable segments, JD Retail, JD Logistics and New Businesses (including Dada), to reflect changes made to the reporting structure whose financial information is reviewed by the CODM under its ongoing operating strategies. The Company allocates to segment results the operating expenses “Fulfillment”, “Marketing”, “Research and development” and “General and administrative” based on usage, which is generally reflected in the segment in which the expenses are incurred. The CODM manages the business primarily by reviewing consolidated results by segment on a quarterly basis, and using those results along with forecasts and other non-financial
information in the Company’s annual financing planning process. The prior periods’ segment operating results have been retrospectively recast to conform to current period presentation.

F-7
1

JD.com, Inc.
Notes to the Consolidated Financial Statements

28.	Segment reporting (Continued)

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Net revenues:
JD Retail	929,929	945,343	1,015,948
JD Logistics	137,402	166,625	182,837
New Businesses	29,809	26,617	19,157
Inter-segment eliminations (1)	(50,904)	(53,923)	(59,123)
Total consolidated net revenues	1,046,236	1,084,662	1,158,819

Less: cost of revenues:
JD Retail	(791,396)	(798,380)	(847,917)
JD Logistics	(127,612)	(154,494)	(164,689)
New Businesses	(26,307)	(21,004)	(15,109)
Inter-segment eliminations (1)	46,295	49,053	52,844
Less: operating expenses (2) :
JD Retail	(103,681)	(111,038)	(126,954)
JD Logistics	(9,262)	(11,126)	(11,831)
New Businesses	(11,298)	(7,102)	(7,413)
Inter-segment eliminations (1)	4,609	4,870	6,279
Income/(loss) from operations
JD Retail	34,852	35,925	41,077
JD Logistics	528	1,005	6,317
New Businesses	(6,417)	(329)	(2,865)
Including other segment items: Gain on sale of development properties (Note 17)	1,379	2,283	1,527
Impairment of long-lived assets	—	(1,123)	(1,027)

Total segment income from operations	28,963	36,601	44,529
Unallocated items (3)	(9,240)	(10,576)	(5,793)

Total consolidated income from operations	19,723	26,025	38,736
Share of results of equity investees	(2,195)	1,010	2,327
Interest expense	(2,106)	(2,881)	(2,896)
Others, net	(1,555)	7,496	13,371

Total consolidated income before tax	13,867	31,650	51,538

(1)
The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand
delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics. Transactions between segments are mainly determined based on the arm’s length basis. Among them, net revenues generated from the services provided by JD Logistics to other reportable segments were
RMB48,261 million, RMB50,063 million and RMB55,062 million for the years
ended December 31, 2022, 2023 and 2024, respectively. Other than that, inter-segment net revenues for JD Retail and New Businesses were not material. All net revenues from each reportable segment were generated from external customers except for the inter-segment net revenues mentioned above.

(2)	A summary of depreciation and amortization expenses for the years presented is as follows ：

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
JD Retail	(799)	(594)	(978)
JD Logistics	(3,521)	(4,346)	(4,650)
New Businesses	(1,699)	(2,071)	(2,266)

F-7
2

JD.com, Inc.
Notes to the Consolidated Financial Statements

28.	Segment reporting (Continued)

(3)	A summary of unallocated items for the years presented is as follows ：

	For the year ended December 31,
	2022	2023	2024
	(RMB in millions)
Share-based compensation	(7,548)	(4,804)	(2,999)
Amortization of intangible assets resulting from assets and business acquisitions	(1,217)	(1,281)	(1,010)
Effects of business cooperation arrangements	(475)	(446)	(450)
Impairment of goodwill	—	(3,143)	(799)
Impairment of intangible assets	—	(902)	(535)

Total	(9,240)	(10,576)	(5,793)

29.	Employee benefit
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses recorded in cost of revenues and expenses, which were expensed as incurred, were approximately RMB10,848 million, RMB12,659 million and RMB14,220 million for the years ended December 31, 2022, 2023 and 2024, respectively.

30.	Loan facilities and lines of credit
As of December 31, 2024, the Group’s loan facilities were classified into different types as follows:

	As of December 31,
	2023	2024
	(RMB in millions)
Unsecured senior notes (Note 15)	10,411	24,770
Unsecured borrowings (*)	25,202	24,699
Secured borrowings (**)	11,387	14,587

Total	47,000	64,056

(*)
As of December 31, 2024, the unsecured borrowings mainly consisted of borrowings without collaterals under loan facility agreements from well-known financial institutions. The major unsecured borrowings are listed as below.

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
HK$9,041 million term loan facility agreement to refinance the loan and drew down all the facility in February 2023 and the borrowings were fully repaid in December 2023. In December 2023, the Group entered into a RMB8,500 million term loan agreement with interest rate at
65
basis points below Loan Prime Rate (“LPR”) to refinance the loan and drew down RMB8,286 million, which was expected to be repaid through December 2028 in installments. As of December 31, 2024, RMB166 million and RMB7,966 million of the borrowings were recorded in
“
short-term debts
”
and
“
long-term borrowings
”
in the consolidated balance sheets, respectively.

F-7
3

JD.com, Inc.
Notes to the Consolidated Financial Statements

30.	Loan facilities and lines of credit (Continued)
In December 2021, the Group entered into a five-year US$2,000 million unsecured term and revolving loan facility with 5 lead arrangers. The term and revolving loans under this facility were priced at
85
basis points over London Interbank Offered Rate, which was amended to the secured overnight financing rate (“SOFR”) in September 2022. In the second quarter of 2022, the Group drew down US$1,000 million under the facility commitment, which will be due in 2027. As of December 31, 2024, RMB7,188 million of the borrowings above were recorded in
“
long-term borrowings
”
in the consolidated balance sheets and the undrawn balance was US$1,000 million under the credit facilities agreement.
In December 2022, the Group entered into a seven-year RMB3,000 million term loan facility agreement. The term loans under this facility were priced at
145
basis points below LPR. The Group drew down RMB2,000 million and RMB1,000 million under the facility commitment in December 2022 and December 2023, respectively. In 2024, the Group repaid the borrowings of RMB50 million. As of December 31, 2024, RMB180 million and RMB2,760 million borrowings were recorded in
“short-term debts” and “
long-term borrowings
”
in the consolidated balance sheets
, respectively
.
As of December 31, 2024, in addition to the above unsecured borrowings, RMB6,319 million and RMB120 million borrowings recorded in
“
short-term debts
”
and
“
long-term borrowings
”,
respectively, were without collaterals and borrowed from well-known financial institutions.

(**)
As of December 31, 2024, RMB916 million and RMB13,671 million borrowings were recorded in
“
short-term debts
”
and
“
long-term borrowings
”,
respectively, with collaterals of RMB30,412 million which mainly comprised of construction in progress, buildings, land use rights and certain subsidiary’s equity interests measured at fair value.

As of December 31, 2024, the long-term borrowings, including the portion due within one year which were reco
r
ded in “short-term debts”, will be repaid according to the following schedule:

As of December 31, 2024
(RMB in millions)
2025	3,679
2026	2,736
2027	8,415
2028	9,415
2029	2,181
2030 and thereafter	8,958

35,384

As of December 31, 2024, the weighted average interest rate for the outstanding short-term debts was 2.7% per annum.
As of December 31, 2024, the Group had agreements with reputable commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB193,781 million, which can be used for borrowings, bank acceptance, bank guarantee, etc., pursuant to the underlying agreements. The Group was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2024. As of December 31, 2024, under the lines of credit, the Group mainly had RMB140,110 million unused.

F-7
4

JD.com, Inc.
Notes to the Consolidated Financial Statements

31.	Commitments and contingencies
Commitments for internet data center (IDC) service fee
The Group entered into
non-cancelable
IDC service agreements. The related expenses were RMB3,661 million, RMB4,738 million and RMB4,741 million for the years ended December 31, 2022, 2023 and 2024, respectively, and were charged to the consolidated statements of operations and comprehensive income when incurred. Future minimum payments under these non-cancelable
agreements with initial terms of one year or more consist of the following:

As of December 31, 2024
(RMB in millions)
2025	744
2026	717
2027	368
2028	368
2029	335
2030 and thereafter	1,352

3,884

Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office buildings and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,833 million as of December 31, 2024. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Investment commitments
The Group’s investment commitments primarily related to capital contribution obligation for certain fund investments. Total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB
1,903 million as of December 31, 2024.
Long-term debt obligations
The Group’s long-term debt obligations include unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes and long-term borrowings have been disclosed in Note 15 and Note 30, respectively.
Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day
operations of the Group. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024.

F-7
5

JD.com, Inc.
Notes to the Consolidated Financial Statements

32.	Restricted net assets
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
Amounts restricted include
paid-in
capital, additional
paid-in
capital and statutory reserve funds, totaling approximately RMB71,546 million, or 30% of the Company’s total consolidated net assets, as of December 31, 2024. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

F-7
6

JD.com, Inc.
Notes to the Consolidated Financial Statements

33.	Subsequent events
Purchase of the non-controlling interests in Kuayue Express
In December 2024, JD Logistics entered into an equity transfer agreement (the “Purchase”) with certain non-controlling interests shareholders of Kuayue-Express Group Co., LTD. (“Kuayue Express”), a non-wholly owned subsidiary of JD Logistics in which JD Logistics held approximately

63.57%
equity interest before the Purchase, upon satisfying certain closing conditions to acquire the remaining approximately
 36.43%
equity interest in Kuayue Express at the total consideration of not more than approximately
RMB6,484
million subject to adjustments as set out in the said agreement. The transaction has been approved by the extraordinary general meeting of JD Logistics in April 2025. The Group is currently evaluating the impact from the transaction on its consolidated financial statements.
Dividends
In March 2025, the Company declared an annual cash dividend for the year ended December 31, 2024 of US$0.50 per ordinary share, or US$1.00 per ADS, for an aggregate amount of approximately US$1.44 billion based on the number of shares on record date.
“Going Private” transaction of Dada
In April 2025, Dada entered into an agreement and plan of merger with the Group’s wholly owned subsidiaries. Once the merger contemplated in that agreement is completed, Dada will become the Group’s wholly owned subsidiary. At the completion of the merger, each ADS and ordinary share of Dada will be cancelled and cease to exist in exchange for the right to receive $2.0 per ADS and $0.5 per share from the Company, respectively, subject to adjustments as set out in the said agreement. As the Group controls Dada and will continue to control after the transaction, the transaction is expected to be accounted for as a common control transaction with the net assets transferred recorded at its carrying amount, and no gain or loss will be recognized in the consolidated statements of operations and comprehensive income.

F-7
7

JD.com, Inc.
Notes to the Consolidated Financial Statements

34.	Parent company only condensed financial information
The Company performed a test on the restricted net assets of the consolidated subsidiaries and VIEs in accordance with Rule
5-04
(c) of Regulation
S-X,
and concluded that it was applicable for the Company to disclose the financial information for the parent company only.
As of December 31, 2024, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.
Condensed Balance Sheets

	As of December 31,
	2023		2024
	RMB		RMB		US$ Note 2(g)
	(in millions, except share and per share data)
ASSETS

Cash and cash equivalents	4,788		646		89
Short-term investments	2,843		5,191		711
Internal balance	53,088		35,639		4,883
Investments in subsidiaries and consolidated VIEs	188,817		230,090		31,522
Prepayments and other assets	154		65		10

Total assets	249,690		271,631		37,215

LIABILITIES
Unsecured senior notes	10,536		24,898		3,411
Long-term borrowings	7,083		7,188		985
Accrued expenses and other liabilities	213		198		28

Total liabilities	17,832		32,284		4,424

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,860,222,213 Class A ordinary shares issued and 2,820,978,543 outstanding, 323,212,124 Class B ordinary shares issued and 316,685,372 outstanding as of December 31, 2023; 2,865,069,999 Class A ordinary shares issued and 2,587,296,615 outstanding, 322,483,772 Class B ordinary shares issued and 316,136,640 outstanding as of December 31, 2024.)	—	*	—	*	—	*
Additional paid-in capital	184,204		182,404		24,989
Statutory reserves	6,109		6,688		916
Treasury stock	(3,409)		(27,739)		(3,800)
Retained earnings	44,051		76,573		10,491
Accumulated other comprehensive income	903		1,421		195

Total shareholders’ equity	231,858		239,347		32,791

Total liabilities and shareholders’ equity	249,690		271,631		37,215

*	Absolute value is less than RMB1 million or US$1 million.

F-7
8

JD.com, Inc.
Notes to the Consolidated Financial Statements

34.	Parent company only condensed financial information (Continued)
Condensed Statements of Operations and Comprehensive Income

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Net revenues	—	—	11	2
Operating expenses
Marketing	(2)	(4)	(5)	(1)
General and administrative	(331)	(204)	(155)	(21)

Loss from operations	(333)	(208)	(149)	(20)

Other income/(expense)
Income from subsidiaries and consolidated VIEs	10,667	24,967	41,991	5,753
Other income/(expense), net	48	(591)	(483)	(67)

Income before tax	10,382	24,168	41,359	5,666
Income tax expenses	(2)	(1)	— *	— *

Net income	10,380	24,167	41,359	5,666

Other comprehensive income:
Foreign currency translation adjustments	5,131	1,862	518	71

Total comprehensive income	15,511	26,029	41,877	5,737

*	Absolute value is less than RMB1 million or US$1 million.

F-
79

JD.com, Inc.
Notes to the Consolidated Financial Statements

34.	Parent company only condensed financial information (Continued)
Condensed Statements of Cash Flows

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Net cash used in operating activities	(509)	(765)	(717)	(98)
Cash flows from investing activities:
Purchase of time deposits and wealth management products	—	(2,833)	(4,979)	(682)
Maturity of time deposits and wealth management products	1	—	2,838	389
Cash received from internal companies	7,426	12,633	18,773	2,572

Net cash provided by investing activities	7,427	9,800	16,632	2,279

Cash flows from financing activities:
Repurchase of ordinary shares	(1,823)	(2,497)	(25,912)	(3,550)
Cash paid for dividends	(13,087)	(6,741)	(8,263)	(1,132)
Proceeds from debts	10,563	—	—	—
Repayment of debts	(7,005)	—	—	—
Proceeds from unsecured senior notes, net of issuance costs	—	—	13,999	1,918
Other financing activities	1,043	33	27	4

Net cash used in financing activities	(10,309)	(9,205)	(20,149)	(2,760)

Effect of exchange rate changes on cash and cash equivalents	1,003	(71)	92	12

Net decrease in cash and cash equivalents	(2,388)	(241)	(4,142)	(567)
Cash and cash equivalents at beginning of year	7,417	5,029	4,788	656

Cash and cash equivalents at end of year	5,029	4,788	646	89

Basis of presentation
The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and consolidated VIEs.
For the parent company only condensed financial information, the Company records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented in the condensed balance sheets as “Investments in subsidiaries and consolidated VIEs” and shares in the subsidiaries and consolidated VIEs’ financial results are presented as “Income from subsidiaries and consolidated VIEs” in the condensed statements of operations and comprehensive income. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

F-8
0