Form 20-F
period 2025-12-31
JD.com, Inc.
filed 2026-04-16
CIK 1549802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
, 2025
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
Ian Su Shan
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
2,426,357,703 Class A ordinary shares (excluding 70,161,302 Class A ordinary shares, which consisted of shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased but not yet cancelled) and 321,776,028 Class B ordinary shares, par value US$0.00002 per share, as of December 31, 2025.
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

•

“JD Industrials” are to JINGDONG Industrials, Inc. (formerly known as JD Industrial Technology Inc. and renamed as in March 2023), a consolidated subsidiary of our company and, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 7618), and, except where the context otherwise requires, its subsidiaries and the consolidated variable interest entities and their subsidiaries;

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

•

“we,” “us,” “our company” or “our” are to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries. The consolidated variable interest entities include, among others, Beijing Jingdong 360 Degree E-Commerce Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd., Xi’an Jingdong Xincheng Information Technology Co., Ltd., Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Suqian Hanyu Technology Co., Ltd. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate. The consolidated variable interest entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. JD.com, Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

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

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

•

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected” on page 23 for details;

•

If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected” on page 24 for details;

•

Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our business, prospects and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our business, prospects and results of operations” on page 24 for details;

•

Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations” on page 25 for details;

•

If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected” on page 26 for details;

•

If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected” on page 26 for details;

•

We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face intense competition. We may lose market share and customers if we fail to compete effectively” on page 26 for details;

•

Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks” on page 27 for details;

•

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” on page 27 for details;

•

We may not be able to maintain profitability in the future. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain profitability in the future” on page 28 for details;

•

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations” on page 38 for details;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity.” on page 39 for details;

•

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 54 for details;

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 55 for details; and

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 55 for details.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct certain of our operations through the consolidated variable interest entities, with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the consolidated variable interest entities and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 57 for details;

•

Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 60 for details; and

•

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 60 for details.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations” on page 63 for details;

•

Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us. Certain laws and regulations in the Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in the Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us” on page 64 for details;

•

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs” on page 64 for details;

•

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms. Rules and regulations in the Chinese mainland can change quickly with little advance notice. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms” on page 65 for details;

•

PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares” on page 67 for details; and

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 60 and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 69 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including the following:

•

The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs” on page 74 for details;

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange” on page 75 for details;

•

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves” on page 75 for details; and

•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline” on page 75 for details.

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

Our reporting currency is the Renminbi, or RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB6.9931 to US$1.00 and HK$7.7833 to US$1.00, the respective exchange rates on December 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entities as of February 28, 2026:

Notes:

(1)	JD Assets Holding Limited has 81 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 530 subsidiaries holding, directly or indirectly, logistics properties.
(3)

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng, and Suqian Hanyu are the significant consolidated variable interest entities with which we have contractual arrangements. Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Suqian Hanyu is 45% owned by Mr. Qin Miao, 30% owned by Ms. Tingting Sui and 25% owned by Ms. Pang Zhang. Mr. Qin Miao is a vice president of our company, Ms. Yayun Li was a senior vice president of our company, Ms. Pang Zhang is our chief human resources officer, and Ms. Tingting Sui is a vice president of our company. We are in the process of replacing Ms. Li with Ms. Sui as the shareholders of the consolidated variable interest entities.

(4)	Jingdong Century has 457 subsidiaries that engage in retail business.
(5)	JD.com Investment Limited has 136 subsidiaries that hold, directly or indirectly, the companies invested by us.
*	The diagram above omits our equity investees that are insignificant individually and in the aggregate.

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

JD.com, Inc. is not an operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, but maintains contractual arrangements with the consolidated variable interest entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in JD.com, Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities, and the government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in the Chinese mainland through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which we have maintained contractual arrangements. The laws and regulations in the Chinese mainland restrict and impose conditions on foreign investment in certain value-added telecommunication services and certain other restricted services related to our businesses, such as domestic document delivery services. Accordingly, we operate these businesses in the Chinese mainland through the consolidated variable interest entities, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in the Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to control the business operations of the consolidated variable interest entities. The external revenues contributed by the consolidated variable interest entities accounted for 7.8%, 8.7% and 6.8% of our total revenues for the years of 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website; Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products; Xi’an Jingdong Xincheng Information Technology Co., Ltd., or Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services; Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in business of investment management; and Suqian Hanyu Technology Co., Ltd., or Suqian Hanyu, which was established in December 2024 and primarily provides technology services. The consolidated variable interest entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. JD.com, Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities. Investors in our ADSs or Class A ordinary shares are not purchasing equity interest in the consolidated variable interest entities in the Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in the Chinese mainland.

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

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024 and do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of the Chinese mainland is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB67.6 billion, RMB71.5 billion and RMB78.2 billion (US$11.2 billion) as of December 31, 2023, 2024 and 2025, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of the Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. As of the date of this annual report, there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, JD.com, Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution.

Our company has established a centralized cash management policy to direct how funds are transferred between JD.com, Inc., our subsidiaries and the consolidated variable interest entities and their subsidiaries to improve the efficiency and ensure the security of cash management. Our management has established a series of manuals and policies on funds management, bank accounts management, financing activities and safe handling of cash and assets, which apply to all of our subsidiaries and the consolidated variable interest entities and their subsidiaries. We and our consolidated subsidiaries that are listed on the Hong Kong Stock Exchange have also established respective centralized cash management accounts within certain entities, under which funds are transferred and dispatched to each subsidiary or consolidated variable interest entity under central command. The major offshore entities outside of the Chinese mainland with the function of centralized cash management are JD.com, Inc. (our holding company), JD.com International Limited (our intermediate holding company), JD Logistics, Inc., JD Health International Inc., and JINGDONG Industrials, Inc. (all of which are our subsidiaries). In addition, the major entities within the Chinese mainland with similar functions are Beijing Jingdong Century Trade Co., Ltd. (a primary beneficiary of the consolidated variable interest entities), Beijing Jingbangda Trade Co., Ltd. (a subsidiary of consolidated variable interest entity), Jingdong Logistics Transportation Co., Ltd. (our subsidiary), Beijing Jingdong Jiankang Co., Ltd. (a primary beneficiary of the consolidated variable interest entities), and Beijing JINGDONG Digital Intelligence Industrial Technology Co., Ltd. (our subsidiary). The centralized cash management function in these entities lead to high-volume and high-frequency cash transferred and dispatched to the remaining consolidated subsidiaries and consolidated variable interest entities. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with governmental authorities. Every fund transfer within our group goes through an appropriate review and approval process depending on the nature and amount of the transfer under our cash management policy.

For the years ended December 31, 2023, 2024 and 2025, JD.com, Inc. received repayment of RMB12.6 billion, RMB18.8 billion and RMB32.9 billion (US$4.7 billion) from our intermediate holding companies through our day-to-day centralized cash management activities. Please refer to the line item “Cash received from internal companies” in the “Parent” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2023, 2024 and 2025 on pages 20-22 for the detail figures.

Our day-to-day centralized cash management activities also cover the cash flow of the consolidated variable interest entities. For the years ended December 31, 2023, 2024 and 2025, the consolidated variable interest entities repaid RMB3.3 billion, RMB8.4 billion and RMB8.9 billion (US$1.3 billion) to our intermediate holding companies. Please refer to the line item “Net repayment to internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2023, 2024 and 2025 on pages 20-22 for the detail figures. The consolidated variable interest entities received repayment of RMB4.8 billion, RMB0.4 billion and RMB9.1 billion (US$1.3 billion) from our intermediate holding companies for the years ended December 31, 2023, 2024 and 2025, respectively. Please refer to the line item “Cash received from internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2023, 2024 and 2025 on pages 20-22 for the detail figures.

In March 2023, as we commenced our annual dividend policy, we declared a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, for an aggregate amount of approximately US$1.0 billion. In March 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.38 per ordinary share, or US$0.76 per ADS, for an aggregate amount of approximately US$1.2 billion. In March 2025, we declared an annual cash dividend for the year ended December 31, 2024 of US$0.50 per ordinary share, or US$1.00 per ADS, for an aggregate amount of approximately US$1.44 billion based on the number of shares on record date. In March 2026, we declared an annual cash dividend for the year ended December 31, 2025 of US$0.5 per ordinary share, or US$1.0 per ADS, for an aggregate amount of approximately US$1.4 billion.

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

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2025
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	26	1,433,743	886,086	173,149	(1,183,919)	1,309,085
Third-party revenues	—	1,217,498	3,098	88,489	—	1,309,085
Inter-company revenues	26	216,245	882,988	84,660	(1,183,919)	—
Cost of revenues	—	(1,198,986)	(803,021)	(156,982)	1,059,932	(1,099,057)
Fulfillment	—	(135,162)	(21,353)	(5,327)	73,666	(88,176)
Marketing	(6)	(55,207)	(53,307)	(2,374)	26,941	(83,953)
Research and development	—	(21,569)	(18,327)	(5,319)	22,986	(22,229)
General and administrative	(1,546)	(4,593)	(4,500)	(1,735)	394	(11,980)
Impairment of goodwill	—	(1,303)	—	—	—	(1,303)
Gain on sale of development properties	—	387	—	—	—	387

Income/(loss) from operations	(1,526)	17,310	(14,422)	1,412	—	2,774

Income from subsidiaries and VIEs	21,983	(334)	18,845	—	(40,494)	—
Other income/(expense), net	(826)	13,627	3,315	6,433	—	22,549

Income before tax	19,631	30,603	7,738	7,845	(40,494)	25,323
Income tax benefits/(expenses)	— *	(5,109)	2,730	198	—	(2,181)

Net income	19,631	25,494	10,468	8,043	(40,494)	23,142

*	Absolute value is less than RMB1 million or US$1 million.

	For the Year Ended December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	11	1,193,200	787,655	166,067	(988,114)	1,158,819
Third-party revenues	—	1,049,575	8,026	101,218	—	1,158,819
Inter-company revenues	11	143,625	779,629	64,849	(988,114)	—
Cost of revenues	—	(1,006,914)	(722,765)	(146,871)	901,599	(974,951)
Fulfillment	—	(94,779)	(16,451)	(4,525)	45,329	(70,426)
Marketing	(5)	(35,647)	(28,336)	(4,518)	20,553	(47,953)
Research and development	—	(15,919)	(16,302)	(5,200)	20,390	(17,031)
General and administrative	(155)	(3,088)	(3,840)	(2,048)	243	(8,888)
Impairment of goodwill	—	(799)	—	—	—	(799)
Impairment of long-lived assets	—	(1,562)	—	—	—	(1,562)
Gain on sale of development properties	—	1,527	—	—	—	1,527

Income/(loss) from operations	(149)	36,019	(39)	2,905	—	38,736

Income from subsidiaries and VIEs	41,991	8,469	34,178	—	(84,638)	—
Other income/(expense), net	(483)	5,327	3,691	4,267	—	12,802

Income before tax	41,359	49,815	37,830	7,172	(84,638)	51,538
Income tax expenses	— *	(5,230)	(739)	(909)	—	(6,878)

Net income	41,359	44,585	37,091	6,263	(84,638)	44,660

*	Absolute value is less than RMB1 million or US$1 million.

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net revenues	—	1,119,133	745,180	145,795	(925,446)	1,084,662
Third-party revenues	—	991,705	7,817	85,140	—	1,084,662
Inter-company revenues	—	127,428	737,363	60,655	(925,446)	—
Cost of revenues	—	(947,261)	(690,707)	(130,540)	843,550	(924,958)
Fulfillment	—	(91,646)	(12,982)	(4,584)	44,654	(64,558)
Marketing	(4)	(35,231)	(17,495)	(3,970)	16,567	(40,133)
Research and development	—	(15,662)	(16,345)	(4,853)	20,467	(16,393)
General and administrative	(204)	(4,881)	(2,794)	(2,039)	208	(9,710)
Impairment of goodwill	—	(3,143)	—	—	—	(3,143)
Impairment of long-lived assets	—	(2,025)	—	—	—	(2,025)
Gain on sale of development properties	—	2,283	—	—	—	2,283

Income/(loss) from operations	(208)	21,567	4,857	(191)	—	26,025

Income from subsidiaries and VIEs	24,967	10,305	1,066	—	(36,338)	—
Other income/(expense), net	(591)	(1,328)	4,367	3,177	—	5,625

Income before tax	24,168	30,544	10,290	2,986	(36,338)	31,650
Income tax expenses	(1)	(6,889)	(1,020)	(483)	—	(8,393)

Net income	24,167	23,655	9,270	2,503	(36,338)	23,257

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2025
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Assets
Cash and cash equivalents	5,707	88,912	37,854	5,015	—	137,488
Restricted cash	—	8,416	3,716	5	—	12,137
Short-term investments	—	27,536	48,208	—	—	75,744
Accounts receivable, net	—	22,363	1,679	3,291	—	27,333
Inventories, net	—	33,965	55,809	5,654	—	95,428
Internal balance	2,613	9,154	18,366	—	(30,133)	—
Investments in equity investees	—	30,132	595	21,251	—	51,978
Investments in subsidiaries and consolidated VIEs	248,355	58,074	49,728	—	(356,157)	—
Marketable securities and other investments	—	38,329	13,487	24	—	51,840
Property, equipment and software, net	—	78,078	1,938	11,333	—	91,349
Operating lease right-of-use assets	—	21,709	107	10,849	(1,537)	31,128
Prepayments and other assets	76	99,377	14,369	7,079	(125)	120,776

Total assets	256,751	516,045	245,856	64,501	(387,952)	695,201

Liabilities
Short-term debts	—	5,816	2,148	50	—	8,014
Accounts payable	—	65,807	111,021	11,551	—	188,379
Internal balance	—	9,815	—	20,318	(30,133)	—
Operating lease liabilities	—	22,643	108	11,699	(1,343)	33,107
Unsecured senior notes	24,434	—	—	—	(125)	24,309
Long-term debts	7,029	30,646	4,000	—	—	41,675
Accrued expenses and other liabilities	248	70,914	20,247	14,525	—	105,934

Total liabilities	31,711	205,641	137,524	58,143	(31,601)	401,418

Total shareholders’ equity	225,040	310,404	108,332	6,358	(356,351)	293,783

Total liabilities and shareholders’ equity	256,751	516,045	245,856	64,501	(387,952)	695,201

	As of December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Assets
Cash and cash equivalents	646	61,277	37,857	8,570	—	108,350
Restricted cash	—	2,728	4,599	39	—	7,366
Short-term investments	5,191	57,703	59,413	3,338	—	125,645
Accounts receivable, net	—	16,736	1,703	7,157	—	25,596
Inventories, net	—	32,012	52,541	4,773	—	89,326
Internal balance	35,639	31,489	20,745	—	(87,873)	—
Investments in equity investees	—	35,683	3,550	21,968	(4,351)	56,850
Investments in subsidiaries and consolidated VIEs	230,090	75,775	44,296	—	(350,161)	—
Marketable securities and other investments	—	12,866	45,417	1,087	—	59,370
Property, equipment and software, net	—	67,953	1,854	12,930	—	82,737
Operating lease right-of-use assets	—	14,909	54	11,632	(2,063)	24,532
Prepayments and other assets	65	90,519	14,048	13,957	(127)	118,462

Total assets	271,631	499,650	286,077	85,451	(444,575)	698,234

Liabilities
Short-term debts	—	3,591	—	3,990	—	7,581
Accounts payable	—	61,059	120,202	11,599	—	192,860
Internal balance	—	35,632	24,820	27,421	(87,873)	—
Operating lease liabilities	—	15,265	50	12,291	(1,894)	25,712
Unsecured senior notes	24,898	—	—	—	(128)	24,770
Long-term debts	7,188	24,517	—	—	—	31,705
Accrued expenses and other liabilities	198	64,029	21,874	16,208	—	102,309

Total liabilities	32,284	204,093	166,946	71,509	(89,895)	384,937

Mezzanine equity	—	484	—	—	—	484

Total shareholders’ equity	239,347	295,073	119,131	13,942	(354,680)	312,813

Total liabilities, mezzanine equity and shareholders’ equity	271,631	499,650	286,077	85,451	(444,575)	698,234

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2025
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(982)	89,249	10,721	1,343	(81,340)	18,991

Cash flows from investing activities
Decrease in time deposits and wealth management products, net	5,023	5,452	42,240	400	—	53,115
Disposal of equity investments and investment securities	—	2,467	3,363	264	—	6,094
Cash received from internal companies	32,872	29,606	8,250	9,079	(79,807)	—
Cash paid for property, equipment, software and construction in progress	—	(11,566)	(387)	(1,834)	—	(13,787)
Cash paid for asset acquisitions, net of cash acquired	—	(3,606)	—	(1)	—	(3,607)
Other investing activities	—	(1,704)	1,733	(35)	23	17

Net cash provided by investing activities	37,895	20,649	55,199	7,873	(79,784)	41,832

Cash flows from financing activities
Repurchase of ordinary shares	(21,430)	—	—	—	—	(21,430)
Increase/(decrease) in debts, net	—	8,168	6,000	(3,900)	—	10,268
Net repayment to internal companies	—	(41,951)	(28,954)	(8,902)	79,807	—
Cash paid for dividends	(10,379)	(37,540)	(43,800)	—	81,340	(10,379)
Capital injection from non-controlling interest shareholders	—	2,650	—	—	—	2,650
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	(7,167)	—	(8)	—	(7,175)
Other financing activities	33	(625)	(52)	5	(23)	(662)

Net cash used in financing activities	(31,776)	(76,465)	(66,806)	(12,805)	161,124	(26,728)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(76)	(110)	—	—	—	(186)

Net increase/(decrease) in cash, cash equivalents and restricted cash	5,061	33,323	(886)	(3,589)	—	33,909
Cash, cash equivalents and restricted cash at beginning of year	646	64,005	42,456	8,609	—	115,716

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	5,707	97,328	41,570	5,020	—	149,625
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	— *	—	—	—	— *

Cash, cash equivalents and restricted cash at end of year	5,707	97,328	41,570	5,020	—	149,625

*	Absolute value is less than RMB1 million or US$1 million.

	For the Year Ended December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(717)	61,391	62,343	10,968	(75,890)	58,095

Cash flows from investing activities
(Increase)/decrease in time deposits and wealth management products, net	(2,141)	14,853	6,282	(939)	—	18,055
Prepayments and investments in equity investees	—	(2,972)	(1)	(173)	—	(3,146)
Cash received from internal companies	18,773	39,719	8,396	367	(67,255)	—
Cash paid for property, equipment, software and construction in progress	—	(9,848)	(502)	(2,851)	—	(13,201)
Other investing activities	—	(3,244)	409	114	142	(2,579)

Net cash provided by/(used in) investing activities	16,632	38,508	14,584	(3,482)	(67,113)	(871)

Cash flows from financing activities
Repurchase of ordinary shares	(25,912)	—	—	—	—	(25,912)
Increase/(decrease) in debts, net	—	1,366	—	(991)	—	375
Net repayment to internal companies	—	(19,140)	(39,719)	(8,396)	67,255	—
Cash paid for dividends	(8,263)	(44,867)	(31,023)	—	75,890	(8,263)
Proceeds from unsecured senior notes, net of issuance costs	13,999	—	—	—	—	13,999
Other financing activities	27	(693)	—	(395)	(142)	(1,203)

Net cash used in financing activities	(20,149)	(63,334)	(70,742)	(9,782)	143,003	(21,004)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	92	6	—	—	—	98

Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,142)	36,571	6,185	(2,296)	—	36,318
Cash, cash equivalents and restricted cash at beginning of year	4,788	27,434	36,271	10,905	—	79,398

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	646	64,005	42,456	8,609	—	115,716
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	— *	—	—	—	— *

Cash, cash equivalents and restricted cash at end of year	646	64,005	42,456	8,609	—	115,716

*	Absolute value is less than RMB1 million or US$1 million.

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB in millions)
Net cash provided by/(used in) operating activities	(765)	43,657	75,882	3,291	(62,544)	59,521

Cash flows from investing activities
Increase in time deposits and wealth management products, net	(2,833)	(35,205)	(12,585)	(722)	—	(51,345)
Prepayments and investments in equity investees	—	(555)	(597)	(230)	—	(1,382)
Cash received from internal companies	12,633	36,177	3,266	4,804	(56,880)	—
Cash paid for property, equipment, software and construction in progress	—	(10,487)	(448)	(4,096)	—	(15,031)
Other investing activities	—	3,543	(9,501)	3,568	10,605	8,215

Net cash provided by/(used in) investing activities	9,800	(6,527)	(19,865)	3,324	(46,275)	(59,543)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	1,835	—	—	—	1,835
Increase/(decrease) in debts, net	—	2,458	(1,800)	2,455	—	3,113
Net repayment to internal companies	—	(17,437)	(36,177)	(3,266)	56,880	—
Cash paid for dividends	(6,741)	(45,859)	(16,685)	—	62,544	(6,741)
Other financing activities	(2,464)	9,043	100	(89)	(10,605)	(4,015)

Net cash used in financing activities	(9,205)	(49,960)	(54,562)	(900)	108,819	(5,808)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(71)	196	—	—	—	125

Net increase/(decrease) in cash, cash equivalents and restricted cash	(241)	(12,634)	1,455	5,715	—	(5,705)
Cash, cash equivalents and restricted cash at beginning of year	5,029	40,121	34,816	5,190	—	85,156

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	4,788	27,487	36,271	10,905	—	79,451
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	53	—	—	—	53

Cash, cash equivalents and restricted cash at end of year	4,788	27,434	36,271	10,905	—	79,398

A subsidiary of Suqian Jingdong Bohai Business Management Co., Ltd. (Suqian Jingdong Bohai) has changed its business scope. As such, it no longer has the necessity to maintain the relevant qualifications under the variable interest entity structure. Consequently, Suqian Jingdong Bohai and its subsidiaries were removed from the variable interest entity structure as of March 2025.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further invest in technologies, expand our fulfillment infrastructure and increase our product and service offerings. For example, in 2025, we recruited new employees in connection with the expansion of our fulfillment infrastructure and strengthening of our supply chain-based technology and service capability. We will continue to invest resources in training, managing and motivating our workforce. We also plan to continue to build our warehouses and establish new fulfillment facilities in additional locations across China, including smaller, less developed areas. In addition, as we continue to increase our product and service offerings, we will need to work with a large number of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party merchants. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

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

We believe that our own nationwide fulfillment infrastructure, consisting of strategically located warehouses and delivery and pickup stations, is essential to our success. As of December 31, 2025, our warehouse network covered almost all counties and districts across China, consisting of over 1,600 warehouses operated by us and over 2,000 cloud warehouses operated by third-party warehouse owner-operators under JD Logistics Open Warehouse Platform. As of December 31, 2025, our warehouse network had an aggregate gross floor area of over 34 million square meters, including the gross floor area of the cloud warehouses under JD Logistics Open Warehouse Platform. We are constructing our warehouses to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. We also plan to continue the establishment of fulfillment facilities at additional locations, including those smaller and less developed areas, to further enhance our ability to deliver products to customers directly ourselves. As we continue to add fulfillment and warehouse capability and expand our reach to those smaller, less-developed areas, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to retailers in China.

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

As of December 31, 2023, 2024 and 2025, our net inventories amounted to RMB68,058 million, RMB89,326 million and RMB95,428 million (US$13,646 million), respectively. Our annual inventory turnover days were 30.3 days in 2023, 31.5 days in 2024, and 37.8 days in 2025. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We generated net income of RMB23,257 million, RMB44,660 million and RMB23,142 million (US$3,309 million) in 2023, 2024 and 2025, respectively. However, we cannot assure you that we will be able to generate net income in the future. Our ability to achieve and maintain profitability depends in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online marketplace and offering value-added services with higher margins. Our investment in new businesses, such as our strategic investment and increased spending in promotional efforts for new business initiatives in 2025, may continue to adversely affect our profitability in the near term. We also intend to continue to invest for the foreseeable future in our technology platform and fulfillment infrastructure to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, we may not be able to maintain our profitability in the future.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred RMB40,133 million, RMB47,953 million and RMB83,953 million (US$12,005 million) of marketing expenses, representing 3.7%, 4.1% and 6.4% of our total net revenues in 2023, 2024 and 2025, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

We source products from suppliers for our retail business. Our suppliers include domestic and cross-border manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days for retail business were 53.2 days in 2023, 58.6 days in 2024 and 60.0 days in 2025, respectively. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

In addition, we have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business. Since 2023, such investments and acquisitions include:

a.

our subsequent investments in and privatization of Dada Nexus Limited, or Dada, a leading local on-demand delivery and retail platform in China previously listed on Nasdaq, following our acquisition in 2022. We completed the privatization of Dada in June 2025;

b.

our subsequent investments in Kuayue-Express Group Co., LTD., or Kuayue-Express, a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China, following our acquisition in 2020; and

c.

our subsequent investments in, and the privatization of, Deppon Logistics Co., Ltd, or Deppon, an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management previously listed on the Shanghai Stock Exchange, following our acquisition in 2022. We completed our privatization of Deppon in March 2026.

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

Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. As of December 31, 2025, we had net intangible assets of RMB7.7 billion (US$1.1 billion) and goodwill of RMB26.3 billion (US$3.8 billion). In the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value, we may have to record actual or potential impairment charges of investments in equity investees or intangible assets and goodwill recorded in connection with invested businesses. We may not always be able to receive gains from the equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have a material adverse impact on our financial results. We measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly year to year. We recorded a loss of RMB0.9 billion in 2023, and we recorded gains of RMB1.4 billion and RMB0.4 billion (US$0.1 billion) resulting from the fair value change in long-term investments in 2024 and 2025, respectively.

In addition, we may be subject to risks associated with actual or alleged fictitious transactions or other fraudulent conduct, as well as non-compliant actions, by any company we acquire or invest in. We may have limited experience in these acquired business or investments, and these acquired companies or investees may not adopt our protocols and policies appropriately. As such, we cannot assure you that our protocols and policies will prevent these fraudulent conducts or non-compliant actions. These and other risks could also lead to negative publicity, litigation, government inquiries, investigations or actions against the companies we invest in or acquire, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards or internal controls and systems. For example, Dada announced on January 8, 2024 and March 5, 2024 that, during its routine internal audit process, certain suspicious practices were identified that may cast doubt on certain revenues from its online advertising and marketing services. In response, the audit committee of Dada’s board of directors, with the assistance of independent professional advisers, initiated an independent review, which was substantially completed in March 2024. On January 10, 2024, Dada and certain of its former executives were named as defendants in a putative securities class action in the U.S. District Court for the Central District of California. Plaintiff alleges that the defendants made misleading statements or omissions regarding Dada’s business operations and financials. Dada and other parties involved in the class action under the caption Yan Wang v. Dada Nexus Limited et al, No. 2:22-cv-00239, including JD.com, Inc., reached a settlement that was granted final approval by the court in March 2025.

We may be subject to legal, regulatory and/or administrative proceedings.

We may be subject to litigation and regulatory proceedings inside and outside China relating to matters such as third-party and principal intellectual property infringement claims, contract disputes involving third-party merchants and consumers on our platforms, consumer protection claims, claims relating to antimonopoly or anti-unfair competition laws, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes, internet advertising and other matters in the ordinary course of our business. As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes or other civil disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties.

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

As our business expands, including into new business areas and across jurisdictions, we may encounter a variety of these proceedings, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our Class A ordinary shares and/or ADSs.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Qiangdong Liu, our chairman, and our executive officers. If one or more of our senior managements were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

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

Certain of our subsidiaries have become stand-alone public companies. On December 8, 2020, shares of JD Health, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” On May 28, 2021, shares of JD Logistics, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” On December 11, 2025, shares of JD Industrials, our consolidated subsidiary, commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “7618.” On January 26, 2026, JD Property, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place.

We currently offer different types of support to JD Health, JD Logistics, JD Industrials and JD Property to facilitate the marketing and implementation of their services. We have entered into and may, in the future, enter into various transactions and agreements with these subsidiaries. JD Health, JD Logistics and JD Industrials have, and JD Property is expected to have after it becomes a stand-alone public company in Hong Kong, their respective audit committee, each consisting of independent non-executive directors, to review and approve all proposed connected transactions as defined in the listing rules of the Hong Kong Stock Exchange, including any transactions between us and any of these subsidiaries, as applicable. We have an audit committee, consisting of independent directors, to review and approve all material related party transactions, including any material transactions between us and any of these subsidiaries, as applicable. We believe that the transactions and agreements that we have entered into with these subsidiaries are on terms that are negotiated on an arm’s length basis.

In addition, we may acquire or invest in publicly traded companies from time to time. On July 26, 2022, JD Logistics completed the acquisition of more than 50% equity interest in Deppon, a Shanghai Stock Exchange-listed company and an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management. As a result, Deppon became a subsidiary of JD Logistics, and its financial results, except for that of certain excluded business, have been consolidated into JD Logistics’s consolidated financial statements. On January 13, 2026, Deppon announced a voluntary delisting from the Shanghai Stock Exchange, which was approved by the Shanghai Stock Exchange in March 2026. The shares of Deppon were delisted from the Shanghai Stock Exchange on March 31, 2026. In addition, on September 1, 2025, we published a takeover offer to all shareholders of CECONOMY AG (“CECONOMY”) (XETRA:CEC), a leading consumer electronics retailer in Europe listed on the Frankfurt Stock Exchange. Following the additional acceptance period of the takeover offer ended on November 27, 2025, we secured 59.8% of the share capital and voting rights of CECONOMY. The closing of the transaction remains subject to customary regulatory clearances, and we expect to consolidate its financial results after closing.

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

We sourced our products from a large number of suppliers. Third-party merchants on our online marketplace are separately responsible for sourcing the products they sell on our mobile apps and websites. Although we have adopted measures to verify the authenticity and authorization of products sold on our mobile apps and websites and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. As part of our cross-border e-commerce business, we source products outside of China and allow overseas brands or partners to sell their products through our online marketplace, which could make it more difficult for us to verify the authenticity and authorization of products sold.

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

The products sold by us through our online retail business may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we generally do not maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

JD Logistics may need to raise more capital, which could dilute our equity stake or impose debt service obligations on JD Logistics, if such capital is available at all.

In April 2017, we opened up our fulfillment infrastructure to third-parties and established a new business group, JD Logistics, to provide integrated supply chain solutions and logistics services to third-party businesses across a wide range of industries. JD Logistics has experienced rapid growth since its inception and has raised capital in both private and public share offerings. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” As of December 31, 2025, we hold approximately 63% of the outstanding shares of JD Logistics. The development of a logistics business is capital intensive, and JD Logistics may require additional capital resources in the future. JD Logistics may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in JD Logistics, and the investors may have a strategy or objectives different from ours with respect to JD Logistics or impose conditions that could restrict the operations of JD Logistics. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

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

In June 2020, we acquired an aggregate of 36.8% equity interest in Jingdong Technology Holding Co., Ltd., or JD Technology, which became our equity method investee. In connection with the acquisition of equity interests in JD Technology, we have entered into a series of agreements with JD Technology which set forth our rights as a shareholder. On March 31, 2021, we entered into definitive agreements with JD Technology relating to the reorganization of our cloud computing and artificial intelligence business, upon which our equity interest in JD Technology increased to 41.7%. As of December 31, 2025, our equity interest in JD Technology further increased to 54.9% as a result of the JD Technology Redemption Arrangement as described in “Item 4.A. Information on the Company—History and Development of the Company—Our Major Investments,” and we continued to apply the equity method for accounting of this investment.

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

JD Property, a subsidiary of ours which develops and manages modern infrastructure in Mainland China, Asia-Pacific, Europe, Middle East and the Americas, consisting primarily of logistics parks as well as business parks and others, faces challenges relating to the macroeconomic environment, the market condition and certain characteristics of its current operations. These challenges include:

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

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of December 31, 2025, we had Courier Service Operation Permits that allow Beijing Jingbangda Trade Co., Ltd. (Beijing Jingbangda), a subsidiary of Xi’an Jingdong Xincheng, one of the consolidated variable interest entities providing logistics services, and the subsidiaries of Beijing Jingbangda, to operate an express delivery business in 31 provinces and 452 cities in China. As of December 31, 2025, Beijing Jingbangda and its relevant subsidiaries, among other entities, had obtained Courier Service Operation Permits. As of the same date, among other entities, Xi’an Jingdong Xuncheng and its relevant branches and subsidiaries, and Beijing Jingbangda and its relevant branches and subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of making filings with local postal administrations for express delivery terminal outlets of the subsidiaries of Beijing Jingbangda. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies. In addition, we issue one type of prepaid cards which may be used to buy the products and services sold on our mobile apps and websites. Due to licensing requirements, currently such prepaid cards can only be used to purchase products and services directly sold by us.

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

The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. For example, the Price Law of the People’s Republic of China prohibits a business operator from committing the specified unlawful pricing activities, such as dumping products at price below cost for the purpose of driving out rivals or monopolizing the market, using false or misleading prices to deceive consumers to transact, colluding with others to manipulate the market price, or conducting price discrimination against other business operators. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our mobile apps and websites. See “Item 4.B. Information on the Company—Business Overview—Regulation—Licenses and Permits.” We have made great efforts to obtain all the applicable licenses and permits, but due to the large number of products sold on our mobile apps and websites, we may not always be able to do so and we were penalized by governmental authorities for selling products without proper licenses. As we increase our product selection and develop new business, we may also become subject to new or existing laws and regulations that did not affect us before. For example, our food delivery business is subject to the compliance with the Food Safety Law of the People’s Republic of China and Measures for the Supervisions and Administration of Food Safety in Online Catering Services, as well as other related laws and regulations. As we have recently expanded into food delivery business, we have to devote more management efforts and resources to comply with the laws and regulations that apply to such business, such as requirements regarding food safety management and merchant qualification verification. However, we may not always be able to meet the requirements of these laws and regulations in all respects. Any failure or perceived failure by us to comply with these laws and regulations may result in governmental investigations, regulatory proceedings or enforcement actions such as imposing fines and/or other penalties, litigations or claims against us and could have an adverse effect on our reputation, business, financial condition and results of operations.

As online retail is evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. In addition, the Measures for the Supervision and Administration of Online Trading promulgated by the SAMR on March 15, 2021 and subsequently amended on March 18, 2025, is an important departmental regulation for the implementation of the E-commerce Law. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. As a result, we are subject to risks regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses or permits or provides stricter supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our share incentive plans and our consolidated subsidiaries’ share incentive plans, which may result in increased share-based compensation expenses.

We adopted our current share incentive plan effective December 21, 2023, or the 2023 Plan, to replace our previous plan, which expired on December 20, 2023. JD Logistics, JD Health, JD Industrials and JD Property each have their own share incentive plans as well, and since we consolidate them in our financial statements, their share-based compensation expenses also affect our financial performance. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion of these various plans. In May 2015, with approval of our board of directors, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company under our previous plan, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. In May 2025, with approval of our board of directors, Mr. Liu was granted an option to acquire a total of 5,000,000 Class A ordinary shares of our company at an exercise price of US$17.175 per share or US$34.35 per ADS, and 10,000,000 restricted share units, both subject to a 5-year vesting schedule.

We incurred share-based compensation expenses of RMB38 million, RMB21 million and RMB1,367 million (US$195 million) in connection with this grant of share-based awards to Mr. Liu in 2023, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, we recorded an aggregate of RMB4,804 million, RMB2,999 million and RMB4,726 million (US$676 million), respectively, in share-based compensation expenses. As of December 31, 2025, the awards in our share incentive plans that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 71,863,066 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the grant date, and (ii) options to purchase an aggregate of 22,566,154 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the grant date. For awards granted under the share incentive plans of our consolidated subsidiaries, please see “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans—Share Incentive Plans of our Consolidated Subsidiaries.” We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As of December 31, 2025, we had long-term debt obligations of RMB69.2 billion (US$9.9 billion). Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

Fluctuation of items that are non-recurring in nature and fluctuation of fair value change of the wealth management products we invested in have affected our results of operations in the past and may continue to affect our results of operations in the future.

The fluctuation of items that are non-recurring in nature, primarily gains on sale of development properties, impairment of goodwill and long-lived assets, and “others, net” significantly affected our results of operations during 2023, 2024 and 2025. We recorded a gain of RMB2,283 million, RMB1,527 million and RMB387 million (US$55 million) in 2023, 2024 and 2025, respectively, for selling certain of our development properties. Impairment of goodwill and long-lived assets were RMB5.2 billion, RMB2.4 billion and RMB1.3 billion (US$0.2 billion) in 2023, 2024 and 2025, respectively. “Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses). For “others, net,” we recorded gains of RMB7.5 billion, RMB13.4 billion and RMB17.3 billion (US$2.5 billion) in 2023, 2024 and 2025, respectively. We identify these items as non-recurring in nature as they are not indicative of our core operating results and business outlook. We cannot assure you that we will be able to continue to generate net profits and maintain profitability in the future after excluding the impact of such non-recurring items. The significant fluctuation of these non-recurring items may continue to affect our results of operations and result in fluctuation of net income/(loss) in the future.

During 2023, 2024 and 2025, we made investments in wealth management products and recorded a fair value of wealth management products of RMB59.7 billion, RMB38.4 billion and RMB52.1 billion (US$7.5 billion) as of December 31, 2023, 2024 and 2025, respectively. No impairment charges were recorded for the years ended December 31, 2023, 2024 and 2025, respectively. Those wealth management products were certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. We are exposed to credit risk in relation to our investments in wealth management products, which may adversely affect our net changes in their fair value. We cannot assure you that market conditions and regulatory environment will create fair value gains and we will not incur any fair value losses on our investments in wealth management products at fair value through profit or loss in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products or services, the products or services provided by third-party merchants on our marketplace, or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or non-compliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We also maintain public liability insurance for our business activities at various locations. We also participate in various employee social security plans that are organized by municipal and provincial governments including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance for most of our operations, nor do we maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and/or our ADSs may view as beneficial.

Our company is controlled through a dual class voting structure. Our chairman, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 18, 2026, Mr. Liu was able to exercise 73.1% of the aggregate voting power of our company, including 3.6% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The current tensions in international trade policies and rising political tensions, particularly between the United States and China, may adversely impact our business and operating results.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. For example, since early 2025, the U.S. has implemented significant changes to the U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. There remains considerable uncertainty regarding future tariff rates and the trajectory of the U.S.-China trade relations. The continued tensions and the prospect of escalating tariffs could potentially impact the Chinese economy. As of the date of this annual report, there is still a high degree of uncertainty surrounding the U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. In addition, regional conflicts, such as the Russia-Ukraine conflict and the unstable situations in the Middle East and the Red Sea, have heightened geopolitical tensions across the world, which may create disruptions and uncertainties to oil prices, inflation, the international finance market and the global economy. Any severe or prolonged slowdown or unstable situations in the Chinese or global economy may materially and adversely affect our business, results of operations and financial condition.

In addition, we have been closely monitoring policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020, new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS, and Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation.

The United States government has taken efforts to limit the outbound U.S. investments to China. In August 2023, an executive order was issued by the Biden administration to restrict U.S. investments in sensitive technologies in the Chinese mainland, Hong Kong, and Macau, such as advanced computing chips, quantum technology, and artificial intelligence. On October 28, 2024, the U.S. Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe JD.com, Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If JD.com, Inc. were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act largely preserves the core framework of the Outbound Investment Rule, while expanding its scope and coverage in certain respects. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. Furthermore, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations, potentially narrow related exceptions (including those related to publicly traded securities) and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

The U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with companies in certain countries, including China. The United States and various foreign governments have also imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For example, on September 29, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) issued an immediately effective interim final rule that, among others, extends Entity List and Military End-User List restrictions to entities that are 50% or more owned, directly or indirectly, by parties designated on those lists. This rule is currently suspended for one year. If implemented, these measures are expected to have significant impact on the targeted countries, markets and/or entities, making compliance more complicated and time-consuming and increasing the risk of inadvertent omissions. Measures such as these could deter suppliers in the United States and/or other countries that impose sanctions, export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alternative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, we may be affected by such sanctions, export controls or other restrictions, and we may also be exposed to risks in dealing with business partners that are subject to sanctions, export controls or other restrictions. As a result, we could be required to incur additional costs to comply with these complicated regulations and measures and could face penalties for any violation, even inadvertent, which could adversely affect our business, financial condition and results of operations.

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

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on social media or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our Class A ordinary shares and/or ADSs.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.See “Item 15. Controls and Procedures.”

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

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by an independent registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely independent registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely independent registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024 and do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Under current PRC laws and regulations, foreign ownership of certain of our businesses is subject to restrictions, such as value-added telecommunication services and domestic document delivery services. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers), except for certain limited pilot regions under a pilot program.

We are a Cayman Islands exempted company and our PRC subsidiaries Jingdong Century, Shanghai Shengdayuan and Jiangsu Xinchuan Hailian are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries may not be eligible to provide certain restricted services related to our businesses. As a result, we conduct or will conduct such business activities through the consolidated variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Beijing Jingbangda. Jingdong 360 holds our ICP license as an internet information provider. Xi’an Jingdong Xincheng primarily provides courier services through Beijing Jingbangda and its subsidiaries.

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

In the opinion of Shihui Partners, our PRC legal counsel, (i) the ownership structures of the consolidated variable interest entities in China and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entities, including Jingdong Century, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between the PRC subsidiaries, including Jingdong Century, the variable interest entities and their respective shareholders governed by PRC law are valid, legally binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

Our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is different from the opinion of our PRC legal counsel in the future. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

Mr. Qin Miao, Ms. Yayun Li, Ms. Pang Zhang and Ms. Tingting Sui are the shareholders of our significant consolidated variable interest entities. Mr. Qin Miao is a vice president of our company, Ms. Yayun Li was a senior vice president of our company, Ms. Pang Zhang is our chief human resources officer, and Ms. Tingting Sui is a vice president of our company.

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Investment.”

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

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, these guidelines mainly cover five aspects, including general provisions, monopoly agreements, abuse of market dominance, concentration of undertakings, and abuse of administrative powers that eliminate or restrict competition. These guidelines prohibit certain monopolistic acts of internet platforms to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance. Notably, the guidelines provide that any concentration of undertakings involving variable interest entities fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator must report such concentration of undertakings to the anti-monopoly enforcement agency. On June 24, 2022, the Standing Committee of the National People’s Congress issued the amended Anti-Monopoly Law of the PRC (the “Anti-Monopoly Law”), which came into effect on August 1, 2022. The Anti-monopoly Law increases the fines on business operators for illegal concentration from no more than RMB500,000 to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The Anti-Monopoly Law also specifies that the government authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, as an Internet platform operator, we also need to comply with the prohibitions against abusing market dominance under the Anti-Monopoly Law. In particular, operators with a dominant market position are prohibited from abusing their market position by leveraging data and algorithms, technologies, and platform rules. This includes prohibiting, without justified reasons, forcing counterparties to trade exclusively with themselves or with designated operators. Therefore, acquisitions of other entities that we have completed before or may attempt in the future (whether by ourselves, our subsidiaries or through the consolidated variable interest entities) and that meet the criteria for declaration may be required to be reported to, and approved by, the Anti-Monopoly Law enforcement agency. We may be subject to penalty if we fail to comply with such requirement and, in extreme case, may be ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer the business within a prescribed time or to take any other necessary measures to return to the pre-concentration status. We received inquiries from SAMR in the past. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We cannot assure you that our business operations comply with the regulations and authorities’ requirements in all respects. If any non-compliance is raised by the authorities and determined against us, we may be subject to fines and other penalties. In addition, the Anti-Unfair Competition Law of the People’s Republic of China (the “Anti-Unfair Competition Law”), which was amended by the Standing Committee of the National People’s Congress on June 27, 2025 and became effective on October 15, 2025, and the principal amendments include (i) improving provisions that explicitly prohibit business operators from engaging in unfair competition practices by utilizing data and algorithms, technology, platform rules and other means; (ii) expanding the targets of commercial defamation from competitors to other business operators; (iii) adding provisions to address “involution-style competition”; (iv) raising the maximum fines for certain unfair competition acts such as commercial bribery and commercial defamation; and (v) introducing an administrative regulatory interview system. There are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the interpretation and implementation of the Anti-Monopoly Law and Anti-Unfair Competition Law. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with these regulations may result in governmental investigations, regulatory proceedings or enforcement actions such as imposing fines and/or other penalties, litigations or claims against us and could have an adverse effect on our reputation, business, financial condition and results of operations.

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

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2025, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We may be required to register those operating offices outside of the residence addresses of our relevant PRC entities as branch offices under PRC law. As of the date of this annual report, we were able to register branch offices in all of the important locations where we had meaningful presence. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the applicable laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our websites.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. In November 2016, the Standing Committee of the National People’s Congress of China promulgated the Cyber Security Law, with the most recent amendment coming into effect on January 1, 2026, to protect cyberspace security and order. Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our websites or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our websites in China.

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

Under the Arrangement Between the Chinese mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the State Taxation Administration issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. In February 2018, the State Taxation Administration issued a new circular, the Circular 9, to replace Circular 601, which came into effect on April 1, 2018. Circular 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an enterprise does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the enterprise directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances fall under Circular 9, the enterprise will be deemed as a “beneficial owner.” If our Hong Kong subsidiaries are, in the light of Circular 9, considered to be a non-beneficial owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

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

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the highest and lowest closing prices of our ADSs on Nasdaq in 2025 were US$45.21 and US$28.39, respectively. Likewise, the highest and lowest closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2025 were HK$179.00 and HK$110.30, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States in early 2020, which may have a material and adverse effect on the trading price of our Class A ordinary shares and/or ADSs.

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

Furthermore, our memorandum and articles of association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

Our current memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and/or ADSs.

Our current memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company beneficially owned through a trust wholly-owned by our chairman, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of March 18, 2026, Mr. Liu beneficially owned 73.1% of the aggregate voting power of our company, including 3.6% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plans, and administers the awards and acts according to our instruction. In addition, our current memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

•

the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our current memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We have elected to follow home country practice in lieu of the corporate governance requirements of the Nasdaq with respect to the adoption of our 2023 Share Incentive Plan without the approval of our shareholders. In this respect, and in other respects if we choose to follow certain home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we may be a PFIC for our taxable year ended December 31, 2025. However, because PFIC status is a fact-intensive determination, no assurance can be given with respect to our PFIC status for the current or any future taxable years. Changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for the current or future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. The composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may be less likely to be classified as a PFIC for the current or future taxable years.

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

We are exposed to risks associated with the potential spin-off of one or more of our businesses. On December 8, 2020, we completed the spin-off and listing of JD Health, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On May 28, 2021, we completed the spin-off and listing of JD Logistics, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On December 11, 2025, we completed the spin-off and listing of JD Industrials, a consolidated subsidiary of our company, on the Main Board of the Hong Kong Stock Exchange. On January 26, 2026, JD Property, through the joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place. We may continue to explore the ongoing financing requirements for our various other businesses and may consider a spin-off listing for one or more of those businesses. We cannot assure you that any spin-off will ultimately be consummated, any such spin-off will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange or other equivalent regulatory agencies. In the event that we proceed with a spin-off, our interest in the entity to be spun-off (and its corresponding contribution to the financial results of our company) will be reduced accordingly.

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

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen Stock Exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of companies of a dual-class voting structure to be traded through Stock Connect, which was most recently amended in June 2024. Under prevailing practice and published baseline rules, however, dual-class companies that are secondarily listed in Hong Kong, as we are, are generally not eligible for southbound inclusion. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.

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

In November 2006, we incorporated Star Wave Investments Holdings Limited under the laws of the British Virgin Islands as our offshore holding company in order to facilitate international financing. We later changed the name of this entity to 360buy Jingdong Inc.. In January 2014, 360buy Jingdong Inc. was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed JD.com, Inc..

We have established subsidiaries inside and outside of China and assisted in establishing PRC consolidated variable interest entities to conduct our business operations.

The significant subsidiaries that conduct business operations in China include, among others, the following:

•	Jingdong Century, established in April 2007, and certain of its subsidiaries in China, which primarily engage in retail business;

•	Shanghai Shengdayuan, which was established in April 2011 and primarily operates our online marketplace business; and

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since June 18, 2020 under the stock code “9618.” Our RMB counter was launched and became effective since June 19, 2023 under the stock code “89618.” Our principal address in Hong Kong is at 31/F Jardine House, 1 Connaught Place, Central, Hong Kong, China.

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

In May 2025, we renewed the strategic cooperation agreement with Tencent for another period of five years, pursuant to which we cooperate with Tencent on access point on the Weixin platform, cloud services, mapping services, marketing and advertising, and membership services, among others. The two parties are leveraging this mutually beneficial partnership to provide better and more convenient shopping experience for users.

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

In August 2020, JD Logistics acquired a controlling interest in Kuayue-Express a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China, for a total consideration of approximately RMB3 billion through a combination of acquiring existing shares and subscribing for newly issued shares of Kuayue-Express. In December 2024, a subsidiary of JD Logistics, Suqian Jingdong Bohai Enterprise Management Co., Ltd., entered into an equity transfer agreement to purchase the remaining equity interest of approximately 36.43% in Kuayue-Express, in which JD Logistics already had approximately 63.57% equity interest, at a purchase price of up to RMB6,484 million, subject to adjustments as set out in the equity transfer agreement. The proposed transaction will be completed in a series of steps and is subject to customary closing conditions. It has been approved in the extraordinary general meeting of JD Logistics held in April 2025. On June 11, 2025 and July 31, 2025, JD Logistics completed the first phase equity transfer and the second phase business registration of transferring in accordance with the agreement. Upon the completion of the remaining third phase transaction, JD Logistics will hold 100% equity interest in Kuayue-Express.

In March 2022, JD Logistics entered into a series of agreements in relation to the proposed acquisition of Deppon Logistics Co., Ltd (“Deppon”). Pursuant to the transaction agreements, JD Logistics would acquire approximately 99.99% of the equity interest in Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited, or Deppon Holdco, which in turn holds a total of approximately 66.50% of the issued share capital of Deppon, for a total consideration of approximately RMB9.0 billion. On July 26, 2022, JD Logistics completed the acquisition of more than 50% equity interest in Deppon Holdco, being the first tranche of the staggered acquisition arrangement. As a result, Deppon Holdco (including Deppon and its subsidiaries) has become a subsidiary of JD Logistics, and its financial results, except for that of certain excluded business, have been consolidated into JD Logistics’s consolidated financial statements. On January 13, 2026, Deppon announced a voluntary delisting from the Shanghai Stock Exchange. In February 2026, we held approximately 99.7% of the total Deppon shares. The delisting of Deppon was approved by the Shanghai Stock Exchange in March 2026.

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

In March 2021, JD Property completed the series A preference share financing with co-lead investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. In March 2022 and June 2022, JD Property conducted its series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round was approximately US$800 million. We remain to be the majority shareholder of JD Property after the two rounds of financings. On January 26, 2026, JD Property, through its joint sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when the proposed listing may take place.

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

JD Industrials

JD Industrials is the leading industrial supply chain technology and service provider in China, the shares of which are listed on the Main Board of Hong Kong Stock Exchange. Through transformative digitalization of the industrial supply chain, JD Industrials helps its customers increase supply chain reliability, reduce costs, enhance efficiency, and ensure compliance. On December 11, 2025, shares of JD Industrials commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “7618.” JD Industrials raised from the global offering in connection with the listing in Hong Kong approximately RMB2.6 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses. JD Industrials remains our consolidated subsidiary after its listing.

Dada

Dada was a leading local on-demand retail and delivery platform in China. It operated JD NOW, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. On June 16, 2025, we completed the transaction to take Dada private, following which Dada became our wholly owned subsidiary and ceased to be a publicly traded company.

Ongoing Acquisition of CECONOMY

CECONOMY AG (“CECONOMY”) (XETRA: CEC), founded in 1979 in Germany and listed on the Frankfurt Stock Exchange since 2017, is a European retail leader in the field of consumer electronics. Its main brands MediaMarkt and Saturn operate omni-channel retail businesses, combining strong e-commerce presence with more than 1,000 retail stores in 11 countries.

On July 30, 2025, we decided to make a voluntary public takeover offer to all shareholders of CECONOMY, to acquire all issued and outstanding bearer shares in CECONOMY (the “CECONOMY Shares”) for a cash consideration of EUR4.60 per share (the “Takeover Offer”). We have also signed an investment agreement with CECONOMY regarding the Takeover Offer and the intended cooperation after completion of the Takeover Offer. We and CECONOMY’s largest shareholder group comprising Convergenta Invest GmbH and related shareholders (together, “Convergenta”) entered into a shareholders’ agreement, effectiveness of which is subject to the completion of the Takeover Offer. As a result, post the completion of the Takeover Offer, Convergenta will hold 25.35% of the CECONOMY Shares, reducing its current shareholding in CECONOMY from 29.16% by an irrevocable undertaking to accept the Takeover Offer with respect to 3.81% of the CECONOMY Shares. We have also entered into agreements with several shareholders of CECONOMY, under which those shareholders have irrevocably undertaken to accept the Takeover Offer with respect to 31.7% of the CECONOMY Shares in total (including 3.81% from Convergenta).

On September 1, 2025, we published the Takeover Offer to all shareholders of CECONOMY. Following the additional acceptance period of the Takeover Offer ended on November 27, 2025, we secured 59.8% of the share capital and voting rights of CECONOMY for a consideration of EUR1.3 billion. This results in a total shareholding of 85.2% in CECONOMY in combination with the retained stake of JD.com’s future partner Convergenta. To finance the Takeover Offer, we entered into bridge loan facility of EUR2.0 billion for the escrow period and cash confirmation purposes for this acquisition, which consists of Facility A of EUR1.2 billion and Facility B of EUR0.8 billion.

The closing of the transaction remains subject to customary regulatory clearances, including merger control, foreign direct investment and foreign subsidies clearances. Upon the closing of the transaction, we expect to consolidate the financial results of CECONOMY into our consolidated financial statements.

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

From September to December 2024, JD Technology entered into new agreements with its shareholders to replace previous redemption terms with settlement method (through both cash and newly issued common shares). In these new agreements, investors will receive redemption amounts in cash and newly issued shares. These arrangements may be suspended or terminated under certain circumstances. In accordance with these agreements, JD Technology carried out the first tranche of redemption through cash settlement and new share issuance in the fourth quarter of 2024. As of December 31, 2025, our equity interest in JD Technology further increased to 54.9% as a result of the redemption, which we refer to as the JD Technology Redemption Arrangement. As a result of the dual class voting structure of JD Technology, as of December 31, 2025, we held approximately 23.3% voting power of JD Technology, and JD Technology was still under Mr. Richard Qiangdong Liu’s control.

Wanda Commercial Properties

In January 2018, we, along with Tencent, entered into a strategic partnership agreement with Wanda Commercial Properties, a leading developer, owner and operator of commercial properties in China, and its major shareholder, Dalian Wanda Group Co., Ltd. Pursuant to the agreement, we invested RMB5 billion to purchase the shares of Wanda Commercial Properties from its existing shareholders. As of January 2026, we had entered into a series of transaction documents to restructure our investment in Wanda Commercial Properties.

B.	Business Overview

Overview

We are a leading supply chain-based technology and service provider. Our cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, and whenever and wherever they want it. We opened our technology and infrastructure to partners, brands and other sectors, as part of our retail as a service offering to help drive productivity and innovation across a range of industries.

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

We operate online retail and marketplace e-commerce businesses. In our online retail business, we purchase products from suppliers and sell them directly to our customers. We offer a wide range of product categories through our online retail business, including electronics products, home appliances and a large variety of other general merchandise categories. We have established strong relationships with our suppliers as our online retail business grows over time.

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

We launched our online marketplace in October 2010, and have since then been continually adding third-party merchants and introducing new products and services, to our customers. Merchants on our online marketplace are held to high standards for transacting with our customers. We aim to offer our customers a consistently high-quality online shopping experience regardless of whether they purchase from us or third-party merchants.

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

Logistics Services

We made a strategic decision in 2007 to invest in and build our own nationwide fulfillment infrastructure. As of December 31, 2025, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,600 warehouses with an aggregate gross floor area of over 34 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. In addition, we had a team of 642,940 warehouse and delivery employees as of December 31, 2025. Our value proposition is to empower our customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. We help our customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. Our solutions are powered by our proprietary technology, industry know-how and insights of product merchandizing.

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

•	To create value for our customers, partners and society, we make continual efforts to deliver better customer experiences, reduce cost and improve efficiency:

•	Our technology and data-driven management employ an array of key performance indicators to minimize costs and maximize efficiency in our operations;

•	We continue to encourage innovation with our partners in order to offer customers a holistic shopping experience through both online and offline channels, thereby increasing customer loyalty; and

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

Online Marketplace

In our online marketplace business, third-party merchants offer products to customers on our online marketplace and pay us sales commissions. We launched our online marketplace in October 2010 and have been adding new products and services, since then.

We provide transaction processing and billing services on all orders placed on our online marketplace. We monitor third-party merchants’ performance and activities on our online marketplace closely to ensure that they meet our requirements for high-quality customer service. We tag certain top stores on our platform as “Five Star Store (五星店铺)” based on each third-party merchant’s quality of service, user experience, and other operating performance metrics during the entire purchase process. Such certification can help the top third-party merchants improve their conversion efficiency on the platform. Furthermore, it sets a benchmark to encourage other third-party merchants to improve their operations. We aim to offer customers the same high-quality customer experience regardless of the source of the products they choose.

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

7FRESH, our offline fresh food market brand, is part of our omni-channel strategy. In December 2017, we opened our first 7FRESH store in Yizhuang Economic and Technological Development Zone in Beijing. We integrated our advanced supply chain management know-how and cutting-edge storage technologies to 7FRESH stores. The application of our advanced supply chain management solution and technology on 7FRESH is part of our ongoing experiments to deploy our retail and supply chain service capabilities, which is expected to further expand our 7FRESH presence to pursue an enhanced shopping experience for our consumers.

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

Marketing Services

Leveraging our technology capabilities and our comprehensive dataset accumulated from a wide range of business scenarios along the entire value chain, we provide a variety of marketing services to suppliers and third-party merchants through our proprietary advertisement technology platform. We provide suppliers and third-party merchants with full-link digital and intelligent marketing solutions, and empower suppliers and third-party merchants to achieve quality, predictable, and sustainable growth. Technologically, we have established three core engines to drive our marketing ecosystem. Intelligent Bidding: We have fully integrated generative AI algorithms across our entire suite of advertising products. By leveraging a joint bidding mechanism that synergizes internal and external budgets, we have enhanced merchants’ ability to acquire traffic with better return on investment (ROI). Intelligent Placement: We have deployed generative Large Language Models (LLMs) to power both traffic distribution and AIGC-driven creativity. This facilitates one-stop placement across diverse business segments, including retail and food delivery. AI Agents Application: We have implemented our self-developed AI Agents to provide full-scenario intelligent management across “Cognition, Decision-making, and Execution,” enabling comprehensive automated oversight of the marketing lifecycle.

JD Logistics

JD Logistics is the leading technology-driven supply chain solutions and logistics services provider in China. On May 28, 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics offers a full spectrum of supply chain solutions and high-quality logistics services enabled by technology, ranging from warehousing to distribution, spanning across manufacturing to end-customers, covering regular and specialized items. JD Logistics’s value proposition is to empower customers’ supply chains and substantially improve their operational efficiencies, which in turn enhance their own customer experience and stickiness. JD Logistics helps customers reduce redundant distribution layers, improve the agility of their supply chains, and optimize inventory management. The solutions are powered by proprietary technology, industry know-how and insights of product merchandizing. As of December 31, 2025, JD Logistics operated over 1,600 warehouses, which covered an aggregate gross floor area of over 34 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

JD Logistics harnesses the power of technology to enhance the operational efficiency of warehouse network. A notable example is the Asia No. 1 smart industrial parks, which also demonstrate their industry-leading technological innovations and high technology standards. As of December 31, 2025, JD Logistics operated 45 Asia No. 1 smart industrial parks in 30 cities across China.

JD Health

JD Health is one of the largest online healthcare platforms in China. On December 8, 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” As a leading online healthcare platform, JD Health’s mission is to become the go-to health management platform for everyone in China. Its strategic position is to create a technology-driven platform that centers on the supply chain of pharmaceutical and healthcare products and is strengthened by healthcare services, encompassing a user’s full life span for all healthcare needs. It is committed to offering users easily accessible, convenient, high-quality yet affordable pharmaceutical and healthcare products. To achieve this goal, JD Health has built a one-stop online health management platform to create greater value for all participants in the healthcare value chain, and will continue to expand its core businesses, retail pharmacy business and online healthcare services, through utilizing AI, big data, cloud computing and other advanced technology.

JD Industrials

JD Industrials is the leading industrial supply chain technology and service provider in China. On December 11, 2025, shares of JD Industrials commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “7618.” Through transformational end-to-end industrial supply chain digitalization, it helps its customers increase supply chain reliability, reduces costs, and enhances efficiency.

JD Property

JD Property is a leading and the fastest-growing platform for developing and managing logistics parks, business parks and other similar types of modern infrastructure in Mainland China, Asia-Pacific, Europe, Middle East and the Americas. JD Property aims to develop its logistics asset portfolios while maintaining strong capital discipline. With the expansion of our asset portfolios, we have adopted a capital recycling strategy. Collaborating with strategic capital partners, we set up funds and investment vehicles and recycle capital by disposing the projects that are on our balance sheet to such funds and investment vehicles. Meanwhile, we also externally source high-quality assets from third parties for the funds and investment vehicles. We believe this strategy will help further expand our asset portfolios, minimize our related future capital expenditures and enhance our returns. As of December 31, 2025, JD Property had developed, owned or managed modern infrastructure assets with a total gross floor area of over 27 million square meters.

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

New Initiatives

In February 2025, we officially launched JD Food Delivery business. Thanks to its focus on user experience, user mindshare, and operational efficiency optimization, JD Food Delivery continued to demonstrate healthy development. In the meantime, JD Food Delivery continued to generate synergies with JD Retail, with notable progress in user base expansion, user shopping frequency improvement and cross-category purchases.

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

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers. We make sales primarily through our mobile apps and website www.jd.com. Our online channels not only offer a broad selection of authentic products at competitive prices but also provides easy site navigation, basic and advanced search functions, customized product recommendations, comprehensive product information and a large volume of customer reviews and ratings. These features address customers’ desire to view, understand and compare products before purchasing. We currently offer mobile access through our mobile website m.jd.com and our various iOS and Android mobile apps. As part of our strategic partnership with Tencent, we launched access on Tencent’s Weixin and direct access on Tencent’s Mobile QQ, whereby Tencent users can easily access our product offerings and have an enjoyable mobile shopping experience. Over 90% of orders fulfilled were placed through our mobile apps in 2025.

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

In 2025, we further strengthened our brand image of offering hassle-free services to our customers. Combining unique service capabilities from our retail business and our third-party merchants, we provide our customers with customized services for different product categories. Our services cover the entire purchasing process and include various types of services such as instant refunds, repair by exchange program, home-delivery of replacements, and extended price protection services for selected retail products, among other offerings. The service offering aims to facilitate consumers’ purchase decisions by providing trustworthy and guaranteed services. In 2025, we continued to invest in smart services and leveraged our advanced AI and deep learning technologies to more efficiently resolve the high volume of customer inquiries without sacrificing the customer experience. We also leveraged our cutting-edge technologies and smart systems to analyze a large volume of customer feedback and alerted third-party merchants in advance regarding potential customer service issues, helping third-party merchants to improve their service quality for our customers.

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

Membership program. We have established a membership program to cultivate customer loyalty and encourage our customers to make repeat purchases. We continued to promote “JD Plus”, a premium paid membership program. JD Plus offers benefits including extra rebates, coupons, exclusive prices on selected product offerings, free shipping and return services, lifestyle service package, VIP customer services, PLUS DAY promotion events, online medical consultation and JD E-book unlimited access designed specifically for JD Plus members. JD Plus also partnered with content and lifestyle service providers such as Tencent Video, iQiyi, among others, providing JD Plus members with greater benefits. In addition to our JD Plus, we also have a customer value system, “Joy Score (京享值)”, which takes into account various indicators, such as consumer behavior, interaction, credit ratings, among others, to determine a comprehensive and dynamic score for each consumer. The customers with different level of “Joy Score” can enjoy free loyalty programs. For instance, customer with “Joy Score” beyond certain threshold could enjoy a rebate for the plus membership fee. We also provide a variety of free premium services, such as local service, fast refund channel and VIP after-sale service, to enhance customer experience and engagement. We believe JD Plus membership program and “Joy Score” value system can effectively cultivate customer loyalty and enhance the shopping experience and consumer engagement.

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

Comprehensive speedy delivery service. We introduced our 211 program in 2010. For goods that we have in stock at the corresponding regional fulfillment center or front distribution center, any orders received by the morning deadline (11:00 a.m. in most of the locations) will be delivered on the same day, and any orders received by the evening deadline (11:00 p.m.) will be delivered by 3:00 p.m. on the following day. Customers also can request that an order placed by 3:00 p.m. be delivered in the evening on the same day in selected cities. There is no extra charge for delivery under our 211 program for orders that satisfy the minimum size requirement, and customers can check the product page on our websites or through our mobile apps to see whether the product is in stock and thus eligible. The program does not cover delivery to addresses through third-party couriers or products shipped directly from our third-party merchants. JD Logistics also provides scheduled delivery service in selected cities, allowing customers to choose a convenient delivery window within which to receive their goods. For luxury products, consumers in major cities can enjoy JD Luxury Express, a premium delivery service where a courier in suit, tie and white gloves will deliver to consumers’ doors. In addition, JD Logistics successfully extended its service capabilities to the on-demand delivery scenarios in 2025, further enriching its product portfolio and business footprint.

Customer pickup. Customers who prefer to pick up their order themselves can select a pickup station when placing the order and use the tracking function to find out when the order has arrived there. We have pickup stations at convenient locations across the country.

Continuous expansion of delivery service. We have established and are making continuous efforts to further expand our cold-chain and cross-border logistics capabilities, and in new business areas, including on-demand delivery, to expand product offerings while ensuring superior customer experience.

Merchandise Sourcing

In our online retail business, we sourced products from a large number of suppliers. Procuring products on such a massive scale requires considerable expertise, which we have built up over a number of years. None of our suppliers accounted for over 10% (by value) of the products we purchased in 2025.

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

Nationwide Fulfillment Infrastructure.

As of December 31, 2025, our warehouse network covered almost all counties and districts across China, consisting of over 1,600 warehouses operated by us and over 2,000 cloud warehouses operated by third-party warehouse owner-operators under our Open Warehouse Platform. As of December 31, 2025, our warehouse network had an aggregate gross floor area of over 34 million square meters, including the gross floor area of the cloud warehouses under our Open Warehouse Platform. We deliver a majority of the orders directly to customers ourselves. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers during peak seasons to supplement our delivery force. Third-party merchants also use third-party couriers if they do not use our delivery services.

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

AI Initiatives

We have deeply integrated AI into our supply chain. On the marketing front, our AI-powered digital human JoyStreamer is helping merchants reduce costs and boost sales performance. On the customer service front, our AI customer service system, empowered by multi-scenario and multi-modal AI capabilities, supported the surge in service demand across business segments. On the operations front, a range of “AI agents” were integrated into internal workflow, enhancing both business insights and operational efficiency. In addition, to unlock the consumption potential of AI, we launched JoyInside, an AI agent for robots, toys, and devices, which has partnered with many hardware brands to roll out a variety of AI products. We remain committed to developing sustainable, implementable AI solutions that create true value for industries.

Smart Retail & Supply Chain Technology

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

Logistics Technology

Leveraging extensive operational scenarios and comprehensive operational chain in the industry, we have deployed self-developed robots at scale, constructing an end-to-end intelligent operational system covering all stages, including warehousing, sorting, transportation, and delivery, while continuously enhancing the level of automation application across the entire supply chain. In the warehousing stage, the self-developed LangzuTech Goods-to-Person (GTP) automated warehousing solution by JD Logistics entered a new phase of nationwide replication and application in 2025. In the delivery stage, we have cumulatively deployed thousands of unmanned vehicles nationwide, enhancing operational efficiency across multiple scenarios.

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

In addition, we have formed strategic partnerships with a number of major internet companies in China, aiming at leveraging these companies’ massive user bases to strengthen collaboration in targeted marketing, user access points and content-driven marketing. We incurred RMB40.1 billion, RMB48.0 billion and RMB84.0 billion (US$12.0 billion) of marketing expenses in 2023, 2024 and 2025, respectively.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2025, we owned over 9,600 computer software copyrights in China relating to various aspects of our operations and maintained over 35,400 trademark registrations inside China and over 6,400 trademark registrations outside China. We had approximately 44,400 trademark applications inside China and over 9,500 outside China. As of December 31, 2025, we had approximately 13,000 patents granted in China, over 1,100 patents granted outside China, approximately 24,200 patent applications pending in China and approximately 2,000 patent applications pending outside China. As of December 31, 2025, we had registered over 9,900 domain names. Our registered domain names include jd.com, jdl.cn, jdh.com and jingdongindustrials.com, among others.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at various locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. We consider our insurance coverage to be sufficient for our business operations in China.

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

Technology Empowerment and Technology for Good

Our commitment to leveraging technology for good drives our innovation, constantly enhancing our customer experience and efficiency of our business partners. We actively apply our technological innovations to provide more accurate search results and recommendations to our customers, improving their shopping experience. By leveraging our intelligent supply chain capabilities, in 2025, we achieved an industry leading level of inventory turnover of 37.8 days, empowering our business partners to achieve greater operating efficiency.

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

The Ministry of Commerce and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2025 Version) on December 15, 2025, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2024) on September 6, 2024, to replace the previous encouraging catalogue and negative list thereunder. Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category.

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

Internet Drug Information Service Qualification Certificate

In July 2004, the State Food and Drug Administration, the predecessor of the National Medical Products Administration, promulgated the Administrative Measures on Internet Drug Information Service (amended in November 2017). In addition, the Standing Committee of the National People’s Congress further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. These laws and measures, together with certain implementing rules and notices promulgated by the State Food and Drug Administration or the National Medical Products Administration, set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. Jingdong 360 has completed the filing for drugs and medical devices internet information services. On December 19, 2025, the National Medical Products Administration released the Regulations on the Filing Administration of Internet Drug or Medical Device Information Services. According to these regulations, information service providers shall, prior to providing internet drug or medical device information services, complete the filing procedures with the provincial-level drug regulatory department of their locality and obtain a filing number.

Courier Service Operation Permit

Pursuant to the PRC Postal Law, the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant provincial post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018 and was most recently amended in April 2025, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Express delivery terminal outlets are not required to obtain a business license. The courier business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. As of December 31, 2025, Beijing Jingbangda had obtained one cross-provincial Courier Service Operation Permit, and its 38 subsidiaries had obtained Courier Service Operation Permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit

Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as amended, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as amended, unless otherwise provided in the foregoing laws, anyone engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit, and each vehicle used for shipping must have a Road Transportation Certificate. As of December 31, 2025, Xi’an Jingdong Xuncheng and its ten branches and two subsidiaries, Beijing Jingbangda and its three branches and 33 subsidiaries, and Jingdong Logistics Transportation Co., Ltd. and its subsidiary had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

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

Permit for Production and Operation of Radio and TV Programs

Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television in July 2004 and amended in August 2015, October 2020 and June 2025, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are prohibited from producing consolidated radio and TV programs regarding current political news or similar subjects. Jingdong 360 has obtained a Permit for Production and Operation of Radio and TV Programs, which remains valid until June 2027.

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

The Measures for the Supervision and Administration of Online Trading promulgated by the SAMR on March 15, 2021 and most recently amended in March 18, 2025, aims to regulate business activities involving the sale of commodities or provision of services through the internet and other information networks, to replace earlier measures from 2014. Pursuant to these measures, online trading operators are classified into four types: the online trading platform operators, operators on platform, operators of self-built websites, and operators that carry out online trading activities through other online services. These measures reinforce the operation requirements as provided under the E-Commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information. These measures also provide that the online trading operators (i) shall not use false transactions, fabricated user review etc. to conduct false or misleading business promotion, so as to defraud or mislead consumers and (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation. Furthermore, the measures impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce.

According to the Measures for Supervision and Administration of Rule of Online Trading Platform, which was jointly promulgated by the SAMR and the CAC on December 18, 2025, and came into effect on February 1, 2026, an operator of an online trading platform shall strengthen the administration of joining to and exiting from, and the trading activities in, its platform through formulation, modification and implementation of platform rules, and fulfill their responsibilities in areas such as assurance of the quality of goods and services, protection of consumer rights, fair competition, credit management, information security management, protection of minors online, protection of personal data, and cybersecurity and data protection in accordance with the law.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On October 28, 2025, the Standing Committee of the National People’s Congress issued the Decision on Amending the Cyber Security Law of the PRC, which became effective on January 1, 2026. Pursuant to the amended Cyber Security Law of the PRC, the violations of the Cyber Security Law of the PRC shall be subject to more punishment. Specifically, the amended Cyber Security Law of the PRC enhanced the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional punishment. The amended Cyber Security Law of the PRC also enhanced the punishment against personal information infringement by referencing to the punishment under applicable laws which would include relevant punishment under the PRC Personal Information Protection Law. On December 28, 2021, the CAC and other twelve PRC governmental authorities jointly issued the Cybersecurity Review Measures, with effect from February 15, 2022, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure” or the data processing activities by a network platform operator. According to the Cybersecurity Review Measures, “network products and services” primarily refer to core network equipment, important communication product, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure, cyber security or data security. For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. These measures provide for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the CAC. On March 22, 2024, the CAC issued the Provisions on Facilitating and Regulating Cross-Border Data Flows (the “Cross-Border Data Flows Provisions”), which requires that data processors shall apply to the national cyberspace administration for security assessment of cross-border data transfer under the following circumstances, through the local cyberspace administration at the provincial level: (i) critical information infrastructure operators providing personal information or important data overseas; and (ii) data processors other than critical information infrastructure operators providing important data overseas, or cumulatively providing overseas personal information (excluding sensitive personal information) of more than one million individuals or sensitive personal information of more than 10,000 individuals since January 1 of a given year and up until the end of that year. The Cross-Border Data Flows Provisions also provides that, where the data processors other than critical information infrastructure operators provide personal information (excluding sensitive personal information) overseas of not less than 100,000 but not more than one million individuals, or the sensitive personal information of not more than 10,000 individuals, cumulatively since January 1 of a given year and up until the end of that year, it shall conclude a standard contract with overseas recipients or obtain the authentication on personal information protection. Articles 3 to 6 of the Cross-Border Data Flows Provisions mainly provide the exemptions from applying for the security assessment or authentication, and entering into the standard contracts. Exemptions include but are not limited to international trade, cross-border transportation, academic cooperation, transactional manufacturing, marketing and other activities that do not involve personal information or important data, among others.

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

On February 12, 2025, the CAC issued the Administrative Measures for Personal Information Protection Compliance Audit, which took effect on May 1, 2025. According to these administrative measures, any personal information processor who processes personal information of more than 10 million individuals shall carry out the personal information protection compliance audit at least once each two years. Any personal information processor who processes personal information of more than 1 million individuals shall designate a specific officer to be responsible for the compliance audit of its personal information protection. Any personal information processor providing important internet platform services, with a large number of users and with the complicated business types shall establish an independent institution mainly composed of external personnel to supervise the personal information protection compliance audit. After completion of compliance audit, the personal information processors shall submit the compliance audit report issued by the agency to the protection authorities. Any personal information processor which violates these provisions shall be punished in accordance with the Personal Information Protection Law, the Administrative Measures for Internet Data Security and other relevant laws and regulations. If the violation constitutes a crime, such personal information processor shall be prosecuted for criminal responsibility.

On November 22, 2025, the CAC and the Ministry of Public Security jointly released the Protection of Personal Information by Large-Scale Online Platforms (Draft for Comments), pursuant to which, the national cyberspace administration, together with the Ministry of Public Security and other relevant authorities, shall formulate and publish a catalogue of large-scale online platforms and update it dynamically. In determining large online platforms, the following factors shall be primarily considered: (i) registered users of 50 million or more, or monthly active users of 10 million or more; (ii) provision of important network services or business scope covering multiple types of business; (iii) data held and processed which, once leaked, tampered with, or damaged, shall have a significant impact on national security, economic operation, and national livelihood, among others; (iv) other circumstances as provided by the national cyberspace administration and the Ministry of Public Security. Such large-scale online platforms must appoint a management personnel member who is a Chinese national with no permanent residency abroad and over five years of relevant experience as Personal Information Protection Officer. And such large-scale online platforms shall conduct personal information protection compliance audits and risk assessments on their own or by engaging third-party professional institutions, and rectify issues identified.

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

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g. audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods,) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. The Implementing Rules of the Consumer Protection Law, which became effective on July 1, 2024, further specify the obligations stipulated in the PRC Consumer Protection Law, such as protecting consumers’ personal and property safety, handling of defective products, prohibiting fraudulent advertising and unfair practices in standard terms, price transparency, quality guarantee, and protecting consumers’ personal information. Furthermore, these rules provide requirements to address situations where business operators may abuse technology, platform rules or their dominant positions to infringe on consumer rights, such as prohibiting price discrimination, fraudulent advertising and excessively collecting consumers’ personal information. In addition, these rules require livestreaming marketing platform operators to establish and improve mechanisms for consumer rights protection. In particular, in the field of food safety, the PRC Food Safety Law, which took effective from June 1, 2009 and most recently amended and effective as of December 1, 2025, sets forth provisions governing the online food transactions and administration of providers of third-party online platforms for food transactions and online food business operators, including, without limitation, obligations requiring providers of third-party online platforms for food transactions to conduct real-name registration and review licenses for online food business operators on their platforms. To strengthen the supervision and administration of food safety of online catering services, the SAMR promulgated Measures for the Supervision and Administration of Food Safety of Online Catering Services on November 6, 2017, which became effective on January 1, 2018 and was last amended on October 23, 2020, to regulate the business activities of provider of a third-party online catering services platform and catering service providers who provide catering services through third-party platforms and self-developed websites.

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

Regulations Relating to Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the Circular regarding the Pilot Work on Implementation of Mobile Telecommunications Resale Business and the Pilot Program on Mobile Telecommunications Resale Business, pursuant to which private capital is encouraged to invest in the mobile telecommunications resale business. The resale business refers to the business whereby a reseller purchases mobile telecommunications services (excluding mobile satellite telecommunications service) from a basic telecommunications service provider who owns a mobile network, repackages the services with its private brand and sells the services to end users. Under the circular and the pilot program, the mobile telecommunications resale is categorized as a Class II basic telecommunications business but managed by reference to the value-added telecommunications business. A mobile communications reseller does not build its own wireless network, core network, transmission network and other mobile telecommunications network infrastructures, but must build its customer service system and may build its own business management platform, and billing, business accounting and other business supporting systems as needed. The applicant for the mobile telecommunications resale business must be a private company of which the private capital must account for no less than 50% of the capital and the capital contributed by its largest shareholder must come from private capital. A mobile telecommunications reseller is required to enter into a commercial contract for mobile telecommunications resale business with a basic telecommunications service provider, specifying the resources for resale to mobile communications users, division of responsibilities for service quality assurance between both parties, as well as protection of users’ rights and interests and user information. Resellers may pre-charge service fees for up to two years from users on the condition that they provide evidence of their measures to ensure long-term services, and must abide by the Telecommunications Regulations, the Administrative Measures on Internet Information Services and other PRC related laws and regulations. In addition, the MIIT issued the Circular of the Ministry of Industry and Information Technology on the Official Commercial Use of Mobile Communication Resale Business, pursuant to which the mobile communication resale business will be transferred from the pilot to the formal commercial use, and the enterprise that has already approved to be a pilot to conduct the mobile telecommunications resale business, and intends to continue the business, the commercial contract shall be renewed in accordance with the provisions of this circular and shall apply for renewal of its telecommunications business license. Jingdong 360 has been approved to conduct the mobile telecommunications resale business, has renewed the telecommunications business license, and has cooperated with China Telecom in 60 cities and with China Unicom in 105 cities.

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

Pursuant to the PRC Civil Code, if the mortgaged property has been leased and transferred for occupation prior to the establishment of the mortgage right, the original tenancy shall not be affected by such mortgage right. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes Over Lease Contracts on Urban Buildings (2020 version), which took effect on January 1, 2021, if the ownership of the leased premises changes during the lessee’s possession in accordance with the terms of the lease contract, and the lessee requests the assignee to continue to perform the original lease contract, the PRC court shall support it, except that the mortgage right has been established before the lease of the leased premises and the ownership changes due to the mortgagee’s realization of the mortgage right.

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

Patent

The Patent Law provides for three types of patents, “invention,” “utility model” and “design.” Invention or utility models must meet three criteria to be patentable: novelty, inventiveness and practicability. The China National Intellectual Property Administration is responsible for examining and approving patent applications. As of December 31, 2025, we had approximately 13,000 patents granted in China, over 1,100 patents granted outside China, approximately 24,200 patent applications pending in China and approximately 2,000 patent applications pending outside China.

Trademark

The Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2025, we had approximately 41,800 registered trademarks in different applicable trademark categories in different jurisdictions, approximately 44,400 trademark applications in China and over 9,500 outside China.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. We have registered jd.com, jdl.cn, jdh.com, jingdongindustrials.com and other domain names.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets.

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

Pursuant to the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993, which was last amended on June 27, 2025 and became effective on October 15, 2025, operators are prohibited from engaging in unfair competition activities such as market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, and illegitimate premium sales. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.

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

Regulations Relating to PRC Value Added Tax

Pursuant to the Value-added Tax of the PRC promulgated by Standing Committee of the National People’s Congress on December 25, 2024 and became effective from January 1, 2026, which repealed the Provisional Regulations of the People’s Republic of China on Value-added Tax, promulgated on December 13, 1993 and last amended on November 19, 2017, along with the issuance of the Implementation Regulations for the Value-added Tax Law of the People’s Republic of China on December 25, 2025, and effective from January 1, 2026, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are subject to Value-added Tax.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entities as of February 28, 2026:

Notes:

(1)	JD Assets Holding Limited has 81 subsidiaries holding, directly or indirectly, non-logistics properties.
(2)	JD Asia Development Limited has 530 subsidiaries holding, directly or indirectly, logistics properties.

(3)

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng, and Suqian Hanyu are the significant consolidated variable interest entities with which we have contractual arrangements. Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li and 25% owned by Ms. Pang Zhang. Suqian Hanyu is 45% owned by Mr. Qin Miao, 30% owned by Ms. Tingting Sui and 25% owned by Ms. Pang Zhang. Mr. Qin Miao is a vice president of our company, Ms. Yayun Li was a senior vice president of our company, Ms. Pang Zhang is our chief human resources officer, and Ms. Tingting Sui is a vice president of our company. We are in the process of replacing Ms. Li with Ms. Sui as the shareholders of the consolidated variable interest entities.

(4)	Jingdong Century has 457 subsidiaries that engage in retail business.

(5)	JD.com Investment Limited has 136 subsidiaries that hold, directly or indirectly, the companies invested by us.

*	The diagram above omits our equity investees that are insignificant individually and in the aggregate.

The Consolidated Variable Interest Entities

Under current PRC laws and regulations, foreign ownership of certain of our businesses is subject to restrictions, such as value-added telecommunication services and domestic document delivery services. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers), except for certain limited pilot regions under a pilot program.

JD.com, Inc. is a Cayman Islands exempted company and its PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries may not be eligible to provide certain restricted services related to our businesses. As a result, we conduct or will conduct such business activities through the consolidated variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and its subsidiary Beijing Jingbangda, Jiangsu Jingdong Bangneng, and Suqian Hanyu. Jingdong 360 holds our ICP license as an internet information provider and primarily engages in our online marketplace business. Xi’an Jingdong Xincheng primarily provides courier services through Beijing Jingbangda and its subsidiaries. Jiangsu Yuanzhou primarily engages in the business of selling books, audio and video products. Jiangsu Jingdong Bangneng primarily engages in business of investment management. Suqian Hanyu primarily provide technology services.

Each of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jiangsu Jingdong Bangneng is 45% owned by Mr. Qin Miao, 30% owned by Ms. Yayun Li, and 25% owned by Ms. Pang Zhang. Suqian Hanyu is 45% owned by Mr. Qin Miao, 30% owned by Ms. Tingting Sui, and 25% owned by Ms. Pang Zhang. Mr. Qin Miao is a vice president of our company, Ms. Yayun Li was a senior vice president of our company, Ms. Pang Zhang is our chief human resources officer and Ms. Tingting Sui is a vice president of our company. Mr. Miao, Ms. Li, Ms. Zhang and Ms. Sui are PRC citizens.

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

Similarly, we obtained control over our other significant consolidated variable interest entities, including Jiangsu Yuanzhou, Xi’an Jingdong Xincheng, Jiangsu Jingdong Bangneng and Suqian Hanyu through contractual arrangements with their shareholders. We treat each of these entities as the variable interest entity and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of December 31, 2025, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

We have consolidated the financial results of the consolidated variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The external revenues of the consolidated variable interest entities and their subsidiaries collectively contributed 7.8%, 8.7% and 6.8% of our consolidated total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

In the opinion of Shihui Partners, our PRC legal counsel:

•

the ownership structures of the consolidated variable interest entities and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entities, including Jingdong Century, will not result in any violation of PRC laws or regulations currently in effect; and

•

the contractual arrangements among the PRC subsidiaries, including Jingdong Century, the variable interest entities and their respective shareholders governed by PRC law are valid, legally binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is different from the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our online retail and marketplace business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including online retail and marketplace businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Contractual Arrangements with the Significant Consolidated Variable Interest Entities

The Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements and Suqian Hanyu Agreements are substantially similar in key aspects governing the contractual arrangements with a variable interest entity. The following is a summary of these agreements currently in effect.

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

On March 20, 2026, Jiangsu Huiji, Suqian Hanyu and each of the shareholders of Suqian Hanyu entered into an equity pledge agreement, which contains terms substantially similar to the amended and restated equity pledge agreement relating to Jingdong 360 described above.

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

On March 20, 2026, each of the shareholders of Suqian Hanyu granted an irrevocable power of attorney to Jiangsu Huiji, which contains terms substantially similar to the powers of attorney granted by the shareholders of Jingdong 360 described above.

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

On March 20, 2026, Jiangsu Huiji and Suqian Hanyu entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement relating to Jingdong 360 as described above.

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

On March 20, 2026, Jiangsu Huiji entered into a business operations agreement with Suqian Hanyu and its shareholders. The business operations agreement with Suqian Hanyu contains terms substantially similar to the amended and restated business operations agreement with Jingdong 360 described above.

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

On March 20, 2026, Jiangsu Huiji, Suqian Hanyu and the shareholders of Suqian Hanyu entered into an exclusive purchase option agreement, which contains terms substantially similar to the amended and restated exclusive purchase option agreement relating to Jingdong 360 described above.

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

Pursuant to the loan agreement dated September 30, 2022 between Shanghai Shengdayuan and the shareholders of Jiangsu Jingdong Bangneng, Shanghai Shengdayuan made loans to the shareholders of Jiangsu Jingdong Bangneng for the capitalization of Jiangsu Jingdong Bangneng and the purchase of equity interest of Jiangsu Jingdong Bangneng.

Pursuant to the loan agreement dated March 20, 2026 between Jiangsu Huiji and the shareholders of Suqian Hanyu, Jiangsu Huiji made loans to the shareholders of Suqian Hanyu for the capitalization of Suqian Hanyu and the purchase of equity interest of Suqian Hanyu.

Pursuant to the loan agreement, dated September 16, 2022, between Xi’an Jingxundi and the shareholders of Xi’an Jingdong Xincheng, Xi’an Jingxundi made loans to the shareholders of Xi’an Jingdong Xincheng solely for the capitalization of Xi’an Jingdong Xincheng.

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements and Suqian Hanyu Agreements, we have also entered into contractual arrangements with each of the other variable interest entities, including Suqian Jingdong Tianning, and their respective shareholders, including equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements, as applicable. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements, Xi’an Jingdong Xincheng Agreements, Jiangsu Jingdong Bangneng Agreements or Suqian Hanyu Agreements, as applicable.

D.	Property, Plant and Equipment

Our national headquarters are located in Yizhuang Economic and Technological Development Zone in Beijing, where we own office buildings with an aggregate floor area of approximately 1,415,000 square meters. We have acquired land use rights in Beijing to build our headquarters.

In addition, we lease our other offices in Beijing and regional offices in 82 other cities in China with an aggregate floor area of approximately 591,000 square meters.

We own our global training center, national customer service center and our data center in Suqian, which have an aggregate floor area of approximately 213,000, 868,000 and 133,000 square meters, respectively. We built our own customer service center in Chengdu, with an aggregate floor area of about 255,000 square meters, and lease our customer service centers in Datong and Wuhan with an aggregate floor area of approximately 69,000 square meters.

As of December 31, 2025, we have developed, owned or managed Modern Infrastructure Assets across 29 provincial-level administrative regions in China and 12 countries and regions overseas. Highly automated and efficient warehouses will not only expand our ability to fulfill orders by ourselves but also support the third-party merchants on our online marketplace as well as a wide range of business partners in the ecosystem. As of December 31, 2025, our nationwide fulfillment infrastructure covered almost all counties and districts across China, with a network of over 1,600 warehouses with an aggregate gross floor area of over 34 million square meters. We incurred total lease cost of RMB12,275 million, RMB12,197 million and RMB12,618 million (US$1,804 million) in 2023, 2024 and 2025, respectively.

We plan to expand our nationwide fulfillment network by leasing, building or purchasing additional facilities across China over the next several years. As of December 31, 2025, we had incurred construction in progress costs of RMB6,503 million (US$930 million) for these fulfillment facilities and new office buildings.

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

We generated total net revenues of RMB1,084.7 billion, RMB1,158.8 billion and RMB1,309.1 billion (US$187.2 billion) in 2023, 2024 and 2025, respectively. Our online retail business generated net product revenues of RMB871.2 billion, RMB928.0 billion and RMB1,023.8 billion (US$146.4 billion) in 2023, 2024 and 2025, respectively. In addition, our marketplace and marketing, logistics and other services generated net service revenues of RMB213.4 billion, RMB230.8 billion and RMB285.3 billion (US$40.8 billion) in 2023, 2024 and 2025, respectively.

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

JD.com, Inc., the holding company that is listed on Nasdaq and Hong Kong Stock Exchange, has no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities and their subsidiaries in China. As a result, JD.com, Inc.’s ability to pay dividends to our shareholders depends in part upon dividends paid by our PRC subsidiaries subject to compliance with applicable PRC regulations. Our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC regulations, each of our wholly-owned PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2025, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB78.2 billion (US$11.2 billion).

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

Our Ability to Manage Our Mix of Product and Service Offerings

Our results of operations are also affected by the mix of products and services we offer. We acquire products from suppliers and sell them directly to customers in our online retail business, and we earn commissions and service fees from third-party merchants on our online marketplace. We also offer a wide range of products and services and aim to provide one-stop shopping solutions to maximize our wallet share. Our mix of products and services affects our gross margin. For example, the marketplace service revenues that we earn from third-party merchants and the other services that we offer generally have higher gross margins. The split between our online retail business and our online marketplace business thus has a major influence on our revenue growth and our gross margins. Our marketplace and marketing revenues, logistics and other service revenues increased from RMB213.4 billion in 2023 to RMB230.8 billion in 2024, and further to RMB285.3 billion (US$40.8 billion) in 2025.

We intend to further (i) expand our selection of general merchandise products, such as supermarket, fashion, pharmaceutical and healthcare products, which are well received by customers and expected to have a potential for greater online penetration; (ii) attract more third-party merchants to our online marketplace; and (iii) provide more fulfillment and other value-added services to third-party merchants and others.

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

As of December 31, 2025, our nationwide fulfillment infrastructure employed a total of 642,940 warehouse and delivery employees that manages this fulfillment infrastructure and the large number of orders we receive, process and fulfill each year. Our fulfillment expenses in absolute amount increased over 2023, 2024 and 2025, while the fulfillment expenses as a percentage of our total net revenues increased from 6.0% in 2023 to 6.7% in 2025. Our research and development professionals design, develop and operate the technology platform, develop and post content, and improve our AI, big data and cloud technologies and services. Personnel costs are the largest component of our fulfillment costs and of our research and development costs and are likely to remain the largest component for the foreseeable future as we continue to expand our operations. Labor costs are rising in China and we strive to continue improving efficiency and utilization of our fulfillment and other personnel to mitigate this effect. Our fulfillment expenses and thus operational efficiency are also affected by the average size of orders placed by our customers.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology platform to cost-effectively meet the demands of our business operations. Our nationwide fulfillment infrastructure covers almost all counties and districts across China, which, as of December 31, 2025, included a warehousing network of over 1,600 warehouses that are operated by us, and an aggregate gross floor area of over 34 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform. As of December 31, 2025, we have developed, owned or managed Modern Infrastructure Assets across 29 provincial-level administrative regions in China and 12 countries and regions overseas, with a total gross floor area of over 27 million square meters.

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

Selected Statements of Operations Items

Net Revenues

Net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and sales of general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. Net revenues from general merchandise products mainly include revenues from sales of supermarket, fashion, pharmaceutical and healthcare products, furniture and household goods, industrial products, auto parts and books. Net service revenues are further divided into revenues from online marketplace and marketing and revenues from logistics and other services. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	538,799	49.7	564,982	48.8	605,131	86,533	46.2
General merchandise revenues	332,425	30.6	363,025	31.3	418,671	59,869	32.0

Net product revenues	871,224	80.3	928,007	80.1	1,023,802	146,402	78.2

Marketplace and marketing revenues	84,726	7.8	90,111	7.8	107,131	15,320	8.2
Logistics and other service revenues	128,712	11.9	140,701	12.1	178,152	25,475	13.6

Net service revenues	213,438	19.7	230,812	19.9	285,283	40,795	21.8

Total net revenues	1,084,662	100.0	1,158,819	100.0	1,309,085	187,197	100.0

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

Cost of revenues

Cost of revenues primarily consists of our cost for acquiring the products that we sell directly and the related inbound shipping charges, inventory write-downs, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties. The rebates we receive from suppliers are treated as a reduction in the purchase price and will be recorded as a reduction in cost of revenues when the product is sold.

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

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to real estate investment trust and core funds (collectively, the “Property Funds”). JD Property develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from development properties to fund new developments and scale the business. Since 2019, JD Property established several Property Funds together with third parties, including GIC Private Limited (“GIC”) and Mubadala Investment Company (“MIC”). JD Property served as general partner and committed less than 50% of the total capital of each property fund as a limited partner, and cannot control the investment committee. JD Property also entered into definitive agreements with the Property Funds, pursuant to which JD Property sold certain of our completed and uncompleted modern logistics facilities, and would concurrently lease back such facilities for operational purposes when completed. For the logistics facilities that met closing conditions, we recorded disposal gain of RMB2.3 billion, RMB1.5 billion and RMB0.4 billion (US$0.1 billion) in 2023, 2024 and 2025, respectively. We derecognized the logistics facilities upon satisfaction of the hand-over condition.

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

We are subject to VAT at a rate of 9% on sales of audio and video products, at a rate of 13% on sales of other products, at a rate of 6% on express delivery services, at a rate of 9% on transportation services and at a rate of 6% on advertising and other services, in each case less any deductible VAT we have already paid or borne. Since January 1, 2014, we have been exempted from VAT on sales of books. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, shares and per share data)
Net revenues
Net product revenues	871,224	80.3	928,007	80.1	1,023,802	146,402	78.2
Net service revenues	213,438	19.7	230,812	19.9	285,283	40,795	21.8

Total net revenues	1,084,662	100.0	1,158,819	100.0	1,309,085	187,197	100.0
Cost of revenues	(924,958)	(85.3)	(974,951)	(84.1)	(1,099,057)	(157,163)	(84.0)
Fulfillment	(64,558)	(5.9)	(70,426)	(6.1)	(88,176)	(12,609)	(6.7)
Marketing	(40,133)	(3.7)	(47,953)	(4.1)	(83,953)	(12,005)	(6.4)
Research and development	(16,393)	(1.5)	(17,031)	(1.5)	(22,229)	(3,179)	(1.7)
General and administrative	(9,710)	(0.9)	(8,888)	(0.8)	(11,980)	(1,713)	(0.9)
Impairment of goodwill	(3,143)	(0.3)	(799)	(0.1)	(1,303)	(186)	(0.1)
Impairment of long-lived assets	(2,025)	(0.2)	(1,562)	(0.1)	—	—	—
Gain on sale of development properties	2,283	0.2	1,527	0.1	387	55	0.0

Income from operations(1)(2)	26,025	2.4	38,736	3.3	2,774	397	0.2

Other income/(expense)
Share of results of equity investees	1,010	0.1	2,327	0.2	8,025	1,147	0.6
Interest expense	(2,881)	(0.3)	(2,896)	(0.3)	(2,803)	(401)	(0.2)
Others, net	7,496	0.7	13,371	1.2	17,327	2,478	1.3

Income before tax	31,650	2.9	51,538	4.4	25,323	3,621	1.9
Income tax expenses	(8,393)	(0.8)	(6,878)	(0.5)	(2,181)	(312)	(0.1)

Net income	23,257	2.1	44,660	3.9	23,142	3,309	1.8
Net income/(loss) attributable to non-controlling interests shareholders	(910)	(0.1)	3,301	0.3	3,511	502	0.3
Net income attributable to the Company’s ordinary shareholders	24,167	2.2	41,359	3.6	19,631	2,807	1.5

Net income per share
Basic	7.69		13.83		6.89	0.99
Diluted	7.61		13.43		6.45	0.92
Net income per ADS(3)
Basic	15.37		27.67		13.79	1.97
Diluted	15.23		26.86		12.90	1.84
Weighted average number of shares
Basic	3,144,233,160		2,989,701,855		2,847,199,686	2,847,199,686
Diluted	3,170,542,396		3,076,061,616		2,978,037,127	2,978,037,127

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Cost of revenues	(133)	(80)	(87)	(12)
Fulfillment	(697)	(424)	(473)	(68)
Marketing	(426)	(273)	(313)	(45)
Research and development	(859)	(599)	(1,144)	(164)
General and administrative	(2,689)	(1,623)	(2,709)	(387)

Total	(4,804)	(2,999)	(4,726)	(676)

(2)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Fulfillment	(414)	(288)	(197)	(28)
Marketing	(880)	(903)	(886)	(126)
Research and development	(305)	(205)	(144)	(21)
General and administrative	(128)	(64)	—	—

Total	(1,727)	(1,460)	(1,227)	(175)

(3)	Each ADS represents two Class A ordinary shares.

Segment Information

From the first quarter of 2024, we started to report three reportable segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the chief operating decision maker of our company under the ongoing operating strategies. JD Retail, which includes JD Health and JD Industrials, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include JD Food Delivery, JD Property, Jingxi and overseas businesses.

The tables below set out our net revenues and income/(loss) from operations by segment, with the segment information for the prior periods retrospectively recast to conform to the presentation for the current period:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	945,343	1,015,948	1,126,399	161,073
JD Logistics	166,625	182,837	217,146	31,052
New Businesses	26,617	19,157	49,282	7,047
Inter-segment eliminations*	(53,923)	(59,123)	(83,742)	(11,975)

Total consolidated net revenues	1,084,662	1,158,819	1,309,085	187,197

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail and New Businesses, and property leasing services provided by JD Property to JD Logistics.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Income/(Loss) from operations:
JD Retail	35,925	41,077	51,402	7,350
JD Logistics	1,005	6,317	5,269	754
New Businesses	(329)	(2,865)	(46,641)	(6,670)
Including: gain on sale of development properties	2,283	1,527	387	55
Impairment of long-lived assets	(1,123)	(1,027)	—	—

Total segment income from operations	36,601	44,529	10,030	1,434
Unallocated items**	(10,576)	(5,793)	(7,256)	(1,037)

Total consolidated income from operations	26,025	38,736	2,774	397

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets.

Years Ended December 31, 2025 and 2024

Net Revenues

Our total net revenues increased by 13.0% from RMB1,158,819 million in 2024 to RMB1,309,085 million (US$187,197 million) in 2025.

Net revenues from JD Retail increased by 10.9% to RMB1,126,399 million (US$161,073 million) in 2025 from RMB1,015,948 million in 2024. The increase was primarily driven by the enhancement in our unique supply chain capabilities, investments in user experience and mindshare, and improved price competitiveness and platform ecosystem.

Net revenues from JD Logistics increased by 18.8% to RMB217,146 million (US$31,052 million) in 2025 from RMB182,837 million in 2024. The increase was largely driven by the growth in logistics revenues from integrated supply chain customers, primarily fueled by the scaled-up delivery services to support JD Food Delivery under New Businesses through expanded rider capacity and the enhanced local delivery capabilities.

Net revenues from New Businesses increased by 157.3% to RMB49,282 million (US$7,047 million) in 2025 from RMB19,157 million in 2024. The increase was largely due to the rapid scaling of JD Food Delivery and Jingxi.

Cost of revenues

Our cost of revenues increased by 12.7% from RMB974,951 million in 2024 to RMB1,099,057 million (US$157,163 million) in 2025. This increase was primarily due to the growth of our online retail business and an increase in costs related to the logistics services provided to merchants and other partners.

Fulfillment expenses

Our fulfillment expenses increased by 25.2% from RMB70,426 million in 2024 to RMB88,176 million (US$12,609 million) in 2025. This increase was primarily due to continued upgrade in fulfillment capabilities and investment in human capital to enhance user experience.

Marketing expenses

Our marketing expenses increased by 75.1% from RMB47,953 million in 2024 to RMB83,953 million (US$12,005 million) in 2025. This increase was primarily due to the increased spending in promotional efforts for new business initiatives.

Research and development expenses

Our research and development expenses increased by 30.5% from RMB17,031 million in 2024 to RMB22,229 million (US$3,179 million) in 2025. Research and development expenses as a percentage of net revenues was 1.7% for the year of 2025, compared to 1.5% for the year of 2024 as we continue to invest in technology capabilities and talents.

General and administrative expenses

Our general and administrative expenses increased by 34.8% from RMB8,888 million in 2024 to RMB11,980 million (US$1,713 million) in 2025. This increase was primarily due to the increase in share-based compensation expenses and increase in staff cost.

Impairment of goodwill

We performed quantitative impairment test on goodwill arising from acquisitions on a reporting unit basis and recorded non-cash impairment losses of RMB799 million and RMB1,303 million (US$186 million) in 2024 and 2025, respectively.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to the Property Funds. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” For the logistics facilities that met closing conditions, we recorded disposal gain of RMB1,527 million in 2024 and RMB387 million (US$55 million) in 2025.

Income from Operations

Income from operations was RMB38,736 million in 2024 and RMB2,774 million (US$397 million) in 2025. The declines were primarily attributable to increased strategic investment in new business initiatives.

Share of results of equity investees

Our share of results of equity investees was a gain of RMB2,327 million in 2024 and RMB8,025 million (US$1,147 million) in 2025, respectively. The increase of net gain was primarily due to higher profits from our equity investees.

Others, Net

“Others, net” recorded a gain of RMB13,371 million in 2024 and a gain of RMB17,327 million (US$2,478 million) in 2025, primarily due to decreased impairment losses related to equity investments.

Net Income

As a result of the foregoing, we had a net income of RMB23,142 million (US$3,309 million) in 2025, as compared to a net income of RMB44,660 million in 2024.

Years Ended December 31, 2024 and 2023

For a detailed description of the comparison of our operating results for the years ended December 31, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2024 and 2023” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2025.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, equity and debt financing, and certain business or assets reorganizations.

Our major financings

Set forth below are our major financings in recent years:

•

In April 2016, we issued an aggregate of US$0.5 billion unsecured senior notes due 2021, with stated annual interest rate of 3.125%, and an aggregate of US$0.5 billion unsecured senior notes due 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of these notes were used for general corporate purposes. As of December 31, 2025, the notes due 2021 were paid off, and the carrying value and estimated fair value of the notes due 2026 were US$499.6 million and US$499.4 million, respectively. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2025. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2025, we paid an aggregate of US$19.4 million in interest payments related to these notes.

•

In January 2020, we issued an aggregate of US$0.7 billion unsecured senior notes due 2030, with stated annual interest rate of 3.375%, and an aggregate of US$0.3 billion unsecured senior notes due 2050, with stated annual interest rate of 4.125%. The net proceeds from the sale of these notes are used for general corporate purposes and refinancing. As of December 31, 2025, the total carrying value and estimated fair value were US$692.6 million and US$676.4 million, respectively, with respect to the notes due 2030, and US$281.7 million and US$236.0 million, respectively, with respect to the notes due 2050. The estimated fair values were based on quoted prices for our publicly traded debt securities as of December 31, 2025. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. During 2025, we paid an aggregate of US$36.0 million in interest payments related to these notes.

•

In June 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9618.” We raised from our global offering in connection with the listing in Hong Kong approximately RMB31.3 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•

In December 2021, we entered into a five-year US$2.0 billion unsecured term and revolving loan facility with five lead arrangers. This loan facility is our first green loan facility. The term and revolving loans under this facility are priced at 85 basis points over LIBOR, which was amended to the Secured Overnight Financing Rate in September 2022. In the second quarter of 2022, we drew down US$1.0 billion under the facility commitment, which will be due in 2027 and was further extended to 2030 in January 2025. We used the proceeds from this loan facility to (i) finance or refinance in whole or in part, one or more of its new or existing eligible green projects and/or (ii) general corporate purposes. In March 2026, all outstanding balance of the borrowings was early repaid in full.

•

In May 2024, we issued convertible senior notes in an aggregate principal amount of US$2.0 billion due 2029, or the 2029 Notes. The 2029 Notes bear interest at a rate of 0.25% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024. The 2029 Notes will mature on June 1, 2029, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The initial conversion rate of the 2029 Notes is 21.8830 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$45.70 per ADS. As of December 31, 2025, an aggregate principal amount of US$2.0 billion of the 2029 Notes remained outstanding. We used and will use the net proceeds from the issuance (i) for repurchase of our ADSs, concurrently with the pricing of the 2029 Notes, from certain purchasers of the 2029 Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as our agent, and repurchases on the open market, after the pricing of the 2029 Notes and from time to time, additional Class A ordinary shares and/or ADSs of ours pursuant to our share repurchase program(s), (ii) to expand our overseas business, (iii) to further improve our supply chain network, and (iv) for working capital needs. Holders of the Notes may require us to repurchase for cash all or part of their Notes for cash on June 1, 2027 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after June 8, 2027, we may redeem all or part of the Notes for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the Notes in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

•

In 2025, we were granted with approval by China Securities Regulatory Commission of issuing public offering corporate bonds to professional investors with an aggregate registered principal amount of up to RMB10.0 billion. During the year ended December 31, 2025, RMB6.0 billion was issued in three tranches under the program, with coupon rates ranging from 1.55% to 1.87% per annum and tenors ranging from 1 to 5 years.

•

In April 2026, we completed the offering of RMB7.5 billion 2.05% notes due 2031 and RMB2.5 billion 2.75% notes due 2036 in reliance on Regulation S under the United States Securities Act of 1933, as amended. The proceeds have been received in full and was partially used to repay certain existing borrowings and related interest.

Major financings of our subsidiaries

Set forth below are the major financings of our subsidiaries in the past three years:

JD Property

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

•

On December 11, 2025, shares of JD Industrials commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “7618.” JD Industrials raised from the global offering in connection with the listing in Hong Kong approximately RMB2.6 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

As of December 31, 2025, we had revolving lines of credit for an aggregate amount of RMB304.0 billion (US$43.5 billion) from several commercial banks, and RMB243.1 billion (US$34.8 billion) of which was unused.

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

Our net inventories amounted to RMB68.1 billion, RMB89.3 billion and RMB95.4 billion (US$13.6 billion) as of December 31, 2023, 2024 and 2025, respectively. Our annual inventory turnover days were 30.3 days in 2023, 31.5 days in 2024 and 37.8 days in 2025. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2023, 2024 and 2025, our accounts payable amounted to RMB166.2 billion, RMB192.9 billion and RMB188.4 billion (US$26.9 billion), respectively. Our annual accounts payable turnover days for retail business were 53.2 days in 2023, 58.6 days in 2024 and 60.0 days in 2025. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period to cost of revenues of retail business for that annual period, and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2023, 2024 and 2025, our accounts receivable amounted to RMB20.3 billion, RMB25.6 billion and RMB27.3 billion (US$3.9 billion), respectively. JD Technology provides consumer financing to our customers. As of December 31, 2023, 2024 and 2025, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB2.3 billion, RMB2.0 billion and RMB1.7 billion (US$0.2 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 5.6 days in 2023, 5.9 days in 2024 and 8.7 days in 2025. Annual accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for that annual period and then multiplied by 360 days.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB		US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	59,521	58,095	18,991		2,716
Net cash (used in)/provided by investing activities	(59,543)	(871)	41,832		5,982
Net cash used in financing activities	(5,808)	(21,004)	(26,728)		(3,822)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	125	98	(186)		(27)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(5,705)	36,318	33,909		4,849
Cash, cash equivalents, and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	85,156	79,451	115,716		16,547
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	41	53	—	*	—	*
Cash, cash equivalents, and restricted cash at beginning of year	85,115	79,398	115,716		16,547

Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	79,451	115,716	149,625		21,396
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	53	— *	—	*	—	*

Cash, cash equivalents and restricted cash at end of year	79,398	115,716	149,625		21,396

*	Absolute value is less than RMB1 million or US$1 million.

Operating Activities

Net cash provided by operating activities in 2025 was RMB18,991 million (US$2,716 million). In 2025, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally depreciation and amortization of RMB9,747 million (US$1,394 million), impairment of goodwill, long-lived assets and equity investments totaled RMB2,130 million (US$304 million), share-based compensation of RMB4,726 million (US$676 million), and changes in certain working capital accounts, principally an increase in inventories of RMB5,780 million (US$827 million), and a decrease in accounts payable of RMB4,909 million (US$702 million). The increase in inventories was mainly due to the growth of our business and preparation for the Chinese New Year Shopping Festival. The decrease in our accounts payable was due to a high base effect of 2024.

Net cash provided by operating activities in 2024 was RMB58,095 million. In 2024, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally depreciation and amortization of RMB8,904 million, impairment of goodwill, long-lived assets and equity investments totaled RMB5,660 million, share-based compensation of RMB2,999 million, and changes in certain working capital accounts, principally an increase in inventories of RMB20,154 million, and an increase in accounts payable of RMB27,844 million. The increase in inventories was mainly due to preparation for the Chinese New Year Shopping Festival and the trade-in program. The increase in our accounts payable was due to the growth of our business.

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

Investing Activities

Net cash provided by investing activities in 2025 was RMB41,832 million (US$5,982 million), consisting primarily of the maturity of time deposits and wealth management products, cash received from sale of development properties and disposal of investment securities and equity investments, partially offset by the purchase of time deposits and wealth management products, purchase of property, equipment and software and intangible assets, cash paid for construction in progress and land use rights and cash paid for asset acquisitions and business combinations.

Net cash used in investing activities in 2024 was RMB871 million, consisting primarily of the purchase of time deposits and wealth management products, cash paid for construction in progress and land use rights, purchases of property, equipment and software and intangible assets, cash paid for asset acquisitions and business combinations, partially offset by the maturity of time deposits and wealth management products, cash received from disposal of equity investments and investment securities and cash received from sale of development properties.

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

Financing Activities

Net cash used in financing activities in 2025 was RMB26,728 million (US$3,822 million), consisting primarily of cash paid for dividends, cash paid for repurchase of ordinary shares and ADSs of our company and acquisition of additional equity interests in non-wholly owned subsidiaries, partially offset by net proceeds from debts.

Net cash used in financing activities in 2024 was RMB21,004 million, consisting primarily of cash paid for repurchase of ordinary shares and ADSs of our company and cash paid for dividends, partially offset by net proceeds from unsecured senior notes.

Net cash used in financing activities in 2023 was RMB5,808 million, consisting primarily of cash paid for repurchase of ordinary shares and ADSs of our company and cash paid for dividends, partially offset by net proceeds from bank borrowings.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We made capital expenditures of RMB25.4 billion, RMB18.0 billion and RMB17.6 billion (US$2.5 billion) in 2023, 2024 and 2025, respectively. Our capital expenditures for 2023, 2024 and 2025 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our business operations. JD Property seeks to realize development profits and recycle capital from mature properties to fund new developments and scale the business. We sold certain of our development properties and received proceeds of RMB7.0 billion in 2023, RMB3.8 billion in 2024 and RMB4.9 billion (US$0.7 billion) in 2025.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in millions)
Operating lease commitments for offices and fulfillment infrastructures	38,177	9,616	10,686	6,138	11,737
Capital commitments(1)	2,682	2,682	—	—	—
Long-term debt obligations and interest payments(2)	78,515	8,278	17,166	32,657	20,414

Total	119,374	20,576	27,852	38,795	32,151

(1)

Our capital commitments primarily relate to commitments on construction and purchase of office buildings and warehouses, and are expected to be paid in the following years according to the construction progress.

(2)	Our long-term debt obligations are mainly unsecured senior notes and long-term debts, including the portion due within one year.

Our investment commitments contracted but without fixed payment schedule amounted to RMB1.5 billion (US$0.2 billion) as of December 31, 2025, which primarily related to capital contribution obligation for certain fund investments.

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

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of our PRC subsidiaries and the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2025, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB78.2 billion (US$11.2 billion).

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

In 2023, 2024 and 2025, our research and development expenses, including share-based compensation expenses for research and development staff, were RMB16,393 million, RMB17,031 million and RMB22,229 million (US$3,179 million), respectively. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and operating our technology platform, and improving our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We expect spending in research and development continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value-added services to our business partners.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Our management’s estimates of fair value are based on available information as of the acquisition date and upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, the actual results may differ from estimates. Changes in these estimates and assumptions could materially affect the determination of the fair value.

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

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. We take ownership, risks and rewards of the products purchased, but have arrangements to return unsold goods with certain vendors. Write-downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive income/(loss). As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2025, we would have recorded an additional cost of sales of approximately RMB1,002 million (US$143 million).

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

During the years ended December 31, 2023, 2024 and 2025, management monitored the actual performance of the business and conducted goodwill impairment test. For the year ended December 31, 2023, considered the duration and severity of the decline of Dada’s stock price, we assessed that it is more likely than not that the fair value of Dada reporting unit is less than its carrying amount and performed a quantitative impairment test on the Dada reporting unit and recognized an impairment loss of RMB3,143 million. For the year ended December 31, 2024, we concluded the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB799 million. For the year ended December 31, 2025, we concluded the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB1,303 million. The fair value of reporting units was determined based on the discounted cash flow analysis using the assumptions including internal cash flows forecasts, long-term future growth rates and discount rates, among others.

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

We considered all the available positive and negative evidence at each legal entity level to determine whether a valuation allowance for deferred tax assets is needed. The valuation allowance of RMB13 billion and RMB15 billion as of December 31, 2024 and 2025, respectively, is based on management’s estimates of future taxable income and application of relevant tax income laws. Our valuation allowance mainly arises from loss-making entities under the logistics business and certain new businesses that have suffered cumulative losses in recent years. We released approximately RMB8 billion of our valuation allowances in 2025 as certain entities turned profitable. For the remaining entities under the logistics business and certain new businesses, we continue to project losses in future periods due to the expected future earning volatility. Based on that, management believes that it is not more likely than not that the related deferred tax assets for those entities will be released as the related net operating loss carry forwards will not be utilized to offset taxable income in the foreseeable future. We will continue to monitor the need for a valuation allowance against our deferred tax assets in the future. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive income/(loss) in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is more-likely-than-not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2024 and 2025, we did not have any significant unrecognized uncertain tax positions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Qiangdong Liu	53	Chairman of the Board of Directors
Sandy Ran Xu	49	Chief Executive Officer and Executive Director
Ming Huang	62	Independent Director
Louis T. Hsieh	61	Independent Director
Dingbo Xu	63	Independent Director
Caroline Scheufele	64	Independent Director
Carol Yun Yau Li	46	Independent Director
Grace Kun Ding	49	Independent Director
Jennifer Ngar-Wing Yu	44	Independent Director
Ian Su Shan	44	Chief Financial Officer

Richard Qiangdong Liu has been the chairman of our company since inception and served as our chief executive officer until April 2022. He founded JD.com in 2004 and has guided its development and growth since then. Mr. Liu received the prestigious award “Person of the Year of Chinese Economy 2011” from CCTV, China’s national television network. He was among “World’s 50 Greatest Leaders” named by Fortune Magazine in 2015. Mr. Liu currently serves as chairman of the board and non-executive director of JD Logistics, Inc. (HKEX: 2618), JD Health International Inc. (HKEX: 6618), and JINGDONG Industrials, Inc. (HKEX: 7618), respectively. He also serves as chairman of the board and director of Jingdong Technology Holding Co., Ltd. Mr. Liu received his bachelor’s degree in sociology from Renmin University of China in 1996 and an EMBA from China Europe International Business School in 2011.

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

Dingbo Xu has served as our independent director since May 2018. Professor Xu has served as a faculty member and professor in highly respected universities for three decades. He is currently Essilor Chair Professor in Accounting and an Associate Dean at China Europe International Business School (CEIBS). Before joining CEIBS in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu is the vice-president of China Association of Chief Financial Officers, the executive director of the editorial board of China Management Accounting Review and the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank. Professor Xu has also contributed his knowledge and expertise to the board of directors of several public companies. Apart from JD.com, Professor Xu currently serves on the board of directors of Midea Group Co., Ltd., China Life Insurance (Group) Company and China Trust Protection Fund Co., Ltd. From September 2009 to April 2018, Professor Xu was a board member as an independent director of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange; from December 2012 to February 2019, he was an independent director of Shanghai Shyndec Pharmaceutical Co., Ltd., a company listed on the Shanghai Stock Exchange; from January 2013 to August 2019, he was an independent director of SANY Heavy Industry, a company listed on the Shanghai Stock Exchange; from June 2013 to September 2019, he was an independent director of China Cinda Asset Management Co. Ltd., a company listed on the Hong Kong Stock Exchange; from September 2016 to September 2022, he was an independent director of Kweichow Moutai Company Limited, a company listed on the Shanghai Stock Exchange, and from December 2015 to March 2023, he was an independent director of Societe Generale (China) Ltd. Professor Xu received his Ph.D. in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.

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

Jennifer Ngar-Wing Yu has served as our independent director since August 2024. Ms. Yu served as an independent non-executive director and a member of the Audit Committee and a member of the Nomination Committee of JD Logistics, Inc. from September 2022 to August 2024. Ms. Yu served as Deputy Vice Chairwoman of CTF Education Group (“CTFEG”) from May 2019 to July 2025 and the Group President of CTFEG from February 2021 to July 2025. She has served as Board Member of CTFEG since April 2025. Prior to her career in education, Ms. Yu worked in investment banking specializing in alternative investments structuring, origination and distribution to Asian institutional investors, corporates, private equity and fund managers. From 2005 to 2009, Ms. Yu worked at Goldman Sachs Asia LLC (“Goldman Sachs”) and served as the Executive Director before co-founding ARCH Education Group in 2009. Prior to joining Goldman Sachs, Ms. Yu worked at J.P. Morgan Securities (Asia Pacific) Limited from 2003 to 2005. Ms. Yu has been committed to promoting educational development for more than a decade. She currently serves in the Dean’s Advisory Group at Harvard Graduate School of Education, and on the Board of Visitors of the Fu Foundation School of Engineering and Applied Science of Columbia University. She is also a member of the Council of The Hong Kong University of Science and Technology (HKUST), a member of the Courts of The University of Hong Kong, and a member of the Courts of Lingnan University. Ms. Yu received her Master of Education from Harvard University in May 2022 and graduated magna cum laude from Columbia University with a Bachelor of Science in Operations Research and a minor in Economics in May 2003.

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

B.	Compensation

In 2025, we paid or accrued an aggregate of approximately RMB247 million (US$35 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The awards that were outstanding on the expiration date of the 2014 Plan remained in force according to the terms of the 2014 Plan and the applicable award agreement. As of December 31, 2025, the awards that had been granted under the 2014 Plan to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 13,881,368 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 17,293,654 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.

The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2023 Plan was 223,666,717 at the time of its adoption, which was equal to the unused balance under the 2014 Plan. On the first day of each new fiscal year during the term of the 2023 Plan, the number of shares reserved for future issuances under our 2023 Plan increases by a number equal to 1% of the total number of outstanding shares as of the last day of the immediately preceding fiscal year. The maximum aggregate number of our shares which may be issued pursuant to all awards under our 2023 Plan is 311,689,671 shares as of the date of this annual report.

As of December 31, 2025, the awards that had been granted under the 2023 Plan to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 57,981,698 ordinary shares, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 5,272,500 ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date.

In May 2015, with the approval of the board of directors, our chairman, Mr. Richard Qiangdong Liu, was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. In May 2025, with approval of our board of directors, Mr. Liu was granted an option to acquire a total of 5,000,000 Class A ordinary shares of our company at an exercise price of US$17.175 per share or US$34.35 per ADS, and 10,000,000 restricted share units, both subject to a 5-year vesting schedule. The awards to our other directors and executive officers have two-year, three-year, four-year or six-year vesting schedules, mostly with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from 2016, certain awards had multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches was subject to a six-year vesting schedule.

The following table summarizes, as of March 18, 2026, the number of ordinary shares under outstanding options or restricted share units that we granted to our directors and executive officers.

Name	Ordinary shares underlying options or restricted share units	Exercise price (US$/share)	Date of grant	Date of expiration
Richard Qiangdong Liu	17,000,000	16.70	May 2015	May 2035
	5,000,000	17.175	May 15, 2025	May 14, 2035
	10,000,000	N/A	May 15, 2025	N/A
Sandy Ran Xu	10,000	N/A	July 1, 2022	N/A
	10,000	N/A	July 1, 2023	N/A
	75,000	N/A	April 1, 2024	N/A
	200,000	N/A	April 1, 2025	N/A
	14,742	N/A	July 1, 2025	N/A
Louis T. Hsieh	14,934	N/A	May 22, 2024	N/A
Dingbo Xu	14,934	N/A	May 22, 2024	N/A
Caroline Scheufele	30,526	N/A	December 3, 2025	N/A
Carol Yun Yau Li	18,658	N/A	April 1, 2025	N/A
Grace Kun Ding	13,900	N/A	January 1, 2025	N/A
Jennifer Ngar-Wing Yu	13,900	N/A	January 1, 2025	N/A
Ian Su Shan	5,000	N/A	April 1, 2023	N/A
	5,000	N/A	July 1, 2023	N/A
	30,000	N/A	April 1, 2024	N/A
	40,000	N/A	April 1, 2025	N/A

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

JD Logistics adopted its own share incentive plans in 2018 and 2021, which permit the granting of stock options, restricted share units and other types of awards of JD Logistics to eligible participants. JD Logistics granted 224,511,105 and 30,030,446 share options for the years ended December 31, 2020 and 2021, respectively, including the share options granted to Mr. Liu. No share option was granted in 2023, 2024 and 2025. JD Logistics also granted restricted share units to eligible participants 55,937,435, 59,551,652, and 48,581,929 restricted share units in 2023, 2024 and 2025, respectively. In October 2020, options to acquire 99,186,705 ordinary shares of JD Logistics with an exercise price of US$0.01 per share were granted to Mr. Liu according to the JD Logistics’s share incentive plan. The grant is subject to a 6-year vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date.

JD Health adopted its own share incentive plans in 2020, which permits the granting of stock options, restricted share units and other types of awards of JD Health to eligible participants. JD Health granted 94,770,812 share options in 2020, including the share options granted to Mr. Liu. No share option was granted in 2023, 2024 or 2025. JD Health also granted restricted share units to eligible participants 6,051,558, 8,706,890 and 5,240,780 restricted share units in 2023, 2024 and 2025, respectively. In October 2020, options to acquire 53,042,516 ordinary shares of JD Health with an exercise price of US$0.0000005 per share were granted to Mr. Liu according to the JD Health’s share incentive plan. The grant is subject to a 6-year vesting schedule with 1/6 of the awards vesting on each anniversary of the grant date.

JD Industrials adopted its own share incentive plans in 2021 and 2025, which permits the granting of stock options, restricted share units and other types of awards of JD Industrials to eligible participants. JD Industrials granted 90,629,636 restricted share units to Mr. Liu for the year ended December 31, 2021. The restricted share units granted to Mr. Liu were fully vested on December 30, 2021. JD Industrials granted 47,915,455, 20,209,266 and 14,201,056 share options to eligible participants for the years ended December 31, 2023, 2024 and 2025, respectively.

JD Property adopted its own share incentive plan in 2021, which permits the granting of stock options, restricted share units and other types of awards of JD Property to eligible participants. JD Property granted 193,059,698 restricted share units to Mr. Liu for the year ended December 31, 2021. The restricted share units granted to Mr. Liu were fully vested on November 25, 2021. JD Property granted 11,348,777, 8,414,710 and 7,078,410 share options to eligible participants for the years ended December 31, 2023, 2024 and 2025, respectively. In October 2022, options to acquire 81,446,610 ordinary shares of JD Property with an exercise price of US$0.0000005 per share were granted to Mr. Liu according to the JD Property’s share incentive plan, and the share options were fully vested on October 1, 2022.

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

Board Diversity Matrix

Board Diversity Matrix (as of March 18, 2026)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	5	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Background		1

D.	Employees

As of December 31, 2023, 2024 and 2025, we had a total of 517,124, 570,895 and 776,682 employees, respectively. The following is a breakdown of our employees as of December 31, 2025 by function:

Function	Number
Procurement	43,930
Warehouses and Delivery	642,940
Customer Service	33,462
Research and Development	17,145
Sales and Marketing	26,241
General and Administrative	12,964

Total employees	776,682

Part-time staff and interns; personnel of affiliates	174,738

Total personnel of JD Ecosystem	951,420

As a testament to our unwavering commitment to creating more jobs and making contributions to the society, the aggregate number of personnel under the JD Ecosystem amounted to 951,420 as of December 31, 2025, including our employees, part-time staff and interns, as well as personnel of our affiliates in the JD Ecosystem. JD Ecosystem is a closely integrated business network providing comprehensive service for our customers and comprises our company and certain affiliates who share the “JD” brand name, currently including JD Technology and Allianz Jingdong General Insurance Company Ltd., an insurance provider.

With so many employees, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate.

We invest resources in the recruitment of employees in support of our fast-growing business operations. In 2025, we recruited new employees in connection with the expansion of our business, and we will continue to invest resources in training, managing and motivating our workforce. In 2025, we have invested a considerable amount of resources in employee career development and training. We have clear talent criteria and have applied them to the whole process of talent management. In the talent management activities throughout the year, we not only pay attention to the improvement of employees’ ability and quality, but also pay special attention to incentive development, in particularly emphasized the mindset of “contributor-oriented,” so that to enable all kinds of talents to have a “sense of goal” and “sense of fulfillment.” We lay special emphasis on the building of talent pipeline and the building of organizational cultural cohesion. We have established a comprehensive employee training and development system covering culture, leadership, general competencies, and professional competencies. Our comprehensive training program covers corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making. As of December 31, 2025, over 1,400 management trainees had undergone our dedicated management training program.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2026 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,731,641,465 ordinary shares outstanding as of March 18, 2026, comprising of (i) 2,409,875,383 Class A ordinary shares (excluding 65,625,140 Class A ordinary shares, which consisted of shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased but not yet cancelled), and (ii) 321,766,082 Class B ordinary shares.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power
Directors and Executive Officers:
Richard Qiangdong Liu(1)	42,974,550	(1)	305,630,780	(1)	348,605,330	(1)	12.7	(1)	73.1	(2)
Sandy Ran Xu(3)	495,084		—		495,084		*		*	*
Ming Huang(4)	50,142		—		50,142		*		*	*
Louis T. Hsieh(5)	98,194		—		98,194		*		*	*
Dingbo Xu(6)	60,956		—		60,956		*		*	*
Caroline Scheufele(7)	42,438		—		42,438		*		*	*
Carol Yun Yau Li(8)	36,168		—		36,168		*		*	*
Grace Kun Ding(9)	8,316		—		8,316		*		*	*
Jennifer Ngar-Wing Yu(10)	8,316		—		8,316		*		*	*
Ian Su Shan(11)	89,680		—		89,680		*		*	*
All Directors and Executive Officers as a Group	43,863,844		305,630,780		349,494,624		12.7		73.1	(2)
Principal Shareholders:
Max Smart Limited(12)	22,974,550		305,630,780		328,605,330		12.0		69.4
BlackRock, Inc. (13)	141,154,983		—		141,154,983		5.2		1.6
Fortune Rising Holdings Limited(14)	—		16,135,302		16,135,302		0.6		3.6

*	Less than 0.1% of our total outstanding ordinary shares.
**	Less than 0.1% of our aggregate voting right.
***

Unless otherwise disclosed below, the business address of our directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

(1)

Represents (i) 305,630,780 Class B ordinary shares directly held by Max Smart Limited, (ii) 11,487,275 ADSs, representing 22,974,550 Class A ordinary shares, held by Max Smart Limited, and (iii) 20,000,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options or vesting of RSUs that had vested by or shall have become vested within 60 days after March 18, 2026. As of March 18, 2026, Mr. Liu has not exercised his right to acquire such Class A ordinary shares. Max Smart Limited is a British Virgin Islands company beneficially owned by The Max Smart Trust. Mr. Liu is the settlor of the trust whose beneficiaries are Mr. Liu’s family, as described in footnote (12) below. The number and percentage of total shares do not include 16,135,302 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (14) below. The business address of Mr. Richard Qiangdong Liu is 1 Connaught Place, Central, Hong Kong, China.

(2)

The aggregate voting power includes the voting power with respect to the 16,135,302 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to exercise the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (14) below.

(3)

Represents (i) 203,032 ADSs, representing 406,064 Class A ordinary shares held by Ms. Xu and (ii) 89,020 Class A ordinary shares that Ms. Xu had the right to acquire upon vesting of RSUs that shall have become vested within 60 days after March 18, 2026.

(4)	Represents 25,071 ADSs, representing 50,142 Class A ordinary shares held by Mr. Huang. The business address of Mr. Huang is 22 W 66th Street, New York, NY 10023, United States.
(5)

Represents 49,097 ADSs, representing 98,194 Class A ordinary shares held by Mr. Hsieh. The business address of Mr. Hsieh is The Harbourside, Tower 2, 37-B, I Austin Road West, Kowloon, Hong Kong, China.

(6)

Represents 30,478 ADSs, representing 60,956 Class A ordinary shares held by Professor Xu. The business address of Professor Xu is Building 20, Zhongguancun Software Park, 8 Dongbeiwang West Road, Haidian District, Beijing, China.

(7)	Represents 21,219 ADSs, representing 42,438 Class A ordinary shares held by Ms. Scheufele. The business address of Ms. Scheufele is Chopard & Cie SA, Rue de Veyrot 8, 1217 Meyrin, Switzerland.
(8)	Represents 18,084 ADSs, representing 36,168 Class A ordinary shares held by Ms. Li. The business address of Ms. Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China.
(9)	Represents 4,158 ADSs, representing 8,316 Class A ordinary shares held by Ms. Ding. The business address of Ms. Ding is 5 Interchange Park, Robinson Way, Portsmouth, England, PO3 5QD, United Kingdom.
(10)

Represents 4,158 ADSs, representing 8,316 Class A ordinary shares held by Ms. Yu. The business address of Ms. Yu is Unit 1101, 11/F Tower A, 83 King Lam Street, Cheung Sha Wan, Kowloon, Hong Kong, China.

(11)

Represents (i) 33,590 ADSs, representing 67,180 Class A ordinary shares held by Mr. Shan and (ii) 22,500 Class A ordinary shares that Mr. Shan had the right to acquire upon vesting of RSUs that shall have become vested within 60 days after March 18, 2026.

(12)

Represents (i) 305,630,780 Class B ordinary shares directly held by Max Smart Limited and (ii) 11,487,275 ADSs, representing 22,974,550 Class A ordinary shares, held by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by The Max Smart Trust. Mr. Liu is the settlor of the trust whose beneficiaries are Mr. Liu’s family. The registered address of Max Smart Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(13)

Represents 141,154,983 Class A ordinary shares beneficially owned by BlackRock, Inc. as of December 31, 2025 as reported by the Schedule 13G filed by BlackRock, Inc. with the SEC on January 21, 2026. BlackRock, Inc. is a corporation organized under the laws of the State of Delaware, United States. Its address is 50 Hudson Yards, New York, NY 10001.

(14)

Represents 16,135,302 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plans, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 18, 2026, a total of 901,880,687 Class A ordinary shares were held by four record holders in the United States, and one of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 36.4% of our Class A ordinary shares on record, representing approximately 32.2% of our total issued shares on record as of March 18, 2026 (including shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, shares repurchased but not yet cancelled, and the Class A ordinary shares held in our Hong Kong register of members). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

From September to December 2024, JD Technology conducted the JD Technology Redemption Arrangement as described in “Item 4.A. Information on the Company—History and Development of the Company—Our Major Investments.” As of December 31, 2025, our equity interest in JD Technology further increased to 54.9% as a result of the JD Technology Redemption Arrangement.

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

Business Transactions with JD Technology and its Subsidiaries

JD Technology is a related party controlled by our chairman of the board of directors, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Technology. In 2023, 2024 and 2025, we provided services and sold goods to JD Technology in a total amount of RMB1,696 million, RMB1,701 million and RMB1,779 million (US$254 million), respectively. In 2023, 2024 and 2025, we received payment processing and other services provided by JD Technology in the amount of RMB13,833 million, RMB13,693 million and RMB15,511 million (US$2,218 million), respectively. In 2023, 2024 and 2025, interest income in the amount of RMB287 million, nil and RMB14 million (US$2 million) was recognized in relation to the financial support provided to JD Technology by us, respectively. JD Technology performs the credit risk assessment services and earns fees for providing such services, and JD Technology purchases the consumer financing receivables past due over certain agreed period of time from us at carrying values without recourse and also agree to bear other cost directly related to the consumer financing to absorb the risks. In connection with the agreements, the total amount of over-due receivables related to the consumer financing sold from us to JD Technology were RMB240 million, RMB176 million and RMB106 million (US$15 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

We also transferred certain financial assets to JD Technology without recourse at fair value. The amount of accounts receivables transferred without recourse in 2023, 2024 and 2025 were RMB55,028 million, RMB56,202 million and RMB72,032 million (US$10,300 million), respectively, and were derecognized.

As of December 31, 2025, we had a total amount of RMB1,129 million (US$161 million) due from JD Technology.

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

For the logistics facilities under the Property Funds that met the closing conditions, we recorded a disposal gain of RMB2.3 billion, RMB1.5 billion and RMB0.4 billion (US$0.1 billion) in 2023, 2024 and 2025, respectively. We will derecognize the remaining logistics facilities upon satisfaction of the hand-over condition. In addition, subsequent to the disposition, we have leased back the completed facilities from the Property Funds for operational purposes, and JD Property has started serving as the asset manager managing the Property Funds’ assets. We will also lease back some of the facilities that sale to the Property Funds for operational purposes when such facility has been completed. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Selected Statements of Operations Items—Gain on sale of development properties.” We provided services to the Property Funds in a total amount of RMB177 million, RMB208 million and RMB210 million (US$30 million) in 2023, 2024 and 2025, respectively, and received lease and property management services from the Property Funds in a total amount of RMB1,681 million, RMB1,765 million and RMB1,843 million (US$264 million) in 2023, 2024 and 2025, respectively. Interest income in the amount of RMB56 million, RMB48 million and RMB42 million (US$6 million) was recognized in 2023, 2024 and 2025, respectively, in connection with our financial support provided to the Property Funds. As of December 31, 2025, we had an amount of RMB790 million (US$113 million) due from the Property Funds.

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

In May 2022, we declared a special cash dividend of US$0.63 per ordinary share, or US$1.26 per ADS, for an aggregate amount of approximately US$2.0 billion. In March 2023, as we commenced our annual dividend policy, we declared a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, for an aggregate amount of approximately US$1.0 billion. In March 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.38 per ordinary share, or US$0.76 per ADS, for an aggregate amount of approximately US$1.2 billion. In March 2025, we declared an annual cash dividend for the year ended December 31, 2024 of US$0.50 per ordinary share, or US$1.00 per ADS, for an aggregate amount of approximately US$1.44 billion. In March 2026, we declared an annual cash dividend for the year ended December 31, 2025 of US$0.5 per ordinary share, or US$1.0 per ADS, for an aggregate amount of approximately US$1.4 billion based on the number of shares on record date.

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

We may be a PFIC for the taxable year ended December 31, 2025, and no assurance can be given with respect to our PFIC status for the current or future taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

We may be a PFIC for the taxable year ended December 31, 2025, and no assurance can be given with respect to our PFIC status for the current or future taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we may be a PFIC for our taxable year ended December 31, 2025. However, because PFIC status is a fact-intensive determination, no assurance can be given with respect to our PFIC status for the current or any future taxable years. Changes in the composition of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for the current or future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. The composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may be less likely to be classified as a PFIC for the current or future taxable years.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

As an issuer listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2025, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest-bearing assets and debts. Interest-bearing assets include cash and cash equivalents, short-term investments, restricted cash, other long-term interest-bearing assets. Interest-bearing debts include bank facilities and unsecured senior notes that have a floating rate of interest. As of December 31, 2025, if interest rates increased or decreased by 1%, with all other variables having remained constant, and assuming the amount of interest-bearing assets and debts that bear floating interest were outstanding for the entire respective years, our net income would have been RMB2.2 billion (US$0.3 billion) higher or lower.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and time deposits or wealth management products with maturities more than one year in marketable securities and other investments of RMB135.3 billion, and U.S. dollar-denominated cash, cash equivalents and short-term investments and time deposits or wealth management products with maturities more than one year in marketable securities and other investments of US$19.5 billion. Assuming we had converted RMB135.3 billion into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$38.8 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$36.9 billion instead. Assuming we had converted US$19.5 billion into RMB at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our RMB cash balance would have been RMB271.4 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB286.5 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2025, we were entitled to approximately US$6.36 million reimbursement from the depositary.

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

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. We completed two acquisitions during the year ended December 31, 2025. As permitted by relevant rules and regulations, we have excluded these acquisitions from our evaluation of internal control over financial reporting as of December 31, 2025, whose financial statements represented less than 1% of total assets, total net revenues and net income of the amounts in our consolidated financial statements amounts as of and for the year ended December 31, 2025. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors(1) for the periods indicated.

	For the year ended December 31,
	2024		2025
Audit fees(2)	US$	3,952,434	US$	4,270,638
Audit-related fees(3)	US$	7,048,787	US$	5,651,584
Tax fees(4)	US$	491,901	US$	1,185,183
All other fees(5)	US$	1,354,843	US$	392,865

Notes:

(1)

We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as external auditor for our annual report on Form 20-F, and Deloitte Touche Tohmatsu, Registered Public Interest Entity Auditor in Hong Kong as external auditor for our HK annual report. Deloitte Touche Tohmatsu Certified Public Accountants LLP’s PCAOB ID is 1113.

(2)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2024 and 2025, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

2024 Share Repurchase Program. Our board of directors has approved a share repurchase program, effective on March 18, 2024, pursuant to which we may repurchase up to US$3.0 billion worth of our shares (including ADSs) over the next 36 months through March 2027. We had fully utilized the repurchase amount authorized under the US$3.0 billion share repurchase program by the third quarter of 2024.

New 2024 Share Repurchase Program. Our board of directors has approved a share repurchase program effective in September 2024, or the New 2024 Share Repurchase Program, pursuant to which we may repurchase up to US$5.0 billion worth of our shares (including ADSs) over the next 36 months through the end of August 2027.

The table below is a summary of our share repurchases in the periods indicated. These repurchases were made pursuant to the New 2024 Share Repurchase Program. All other shares were repurchased in the open market pursuant to the share repurchase programs.

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Share	Total Number of Class A Ordinary Shares Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans
January 1–31, 2025	6,844,922	17.02	6,844,922	4,883,509,047
March 1–31, 2025	16,807,770	20.73	16,807,770	4,535,044,265
April 1–30, 2025	57,088,788	18.15	57,088,788	3,498,832,837
August 1–31, 2025	155,522	14.99	155,522	3,496,502,325
November 1–30, 2025	51,213,376	14.63	51,213,376	2,746,998,518
December 1–31, 2025	51,129,084	14.68	51,129,084	1,996,502,346
March 1–31, 2026	44,545,172	14.17	44,545,172	1,365,481,826

Total	227,784,634	15.96	227,784,634	1,365,481,826

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have elected to follow home country practice in lieu of the corporate governance requirements of the Nasdaq with respect to the adoption of our 2023 Share Incentive Plan without the approval of our shareholders. In this respect, and in other respects if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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
As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition. In 2025, we did not identify any violations of information security or privacy protection and did not receive any penalty for information security vulnerabilities or other network security breaches.
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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-36450), furnished with the Securities and Exchange Commission on June 21, 2023)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

2.3	Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)

Exhibit Number	Description of Document

2.4	Indenture, dated as of April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-235338) filed by the Registrant with the Securities and Exchange Commission on December 3, 2019)

2.5	First Supplemental Indenture, dated April 29, 2016, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on April 29, 2016)

2.6	Form of US$500,000,000 3.875% Notes Due 2026 (included in Exhibit 2.5)

2.7	Second Supplemental Indenture, dated January 14, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-36450) furnished to the Securities and Exchange Commission on January 14, 2020)

2.8	Form of US$700,000,000 3.375% Notes due 2030 (included in Exhibit 2.7)

2.9	Form of US$300,000,000 4.125% Notes due 2050 (included in Exhibit 2.7)

2.10	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.11	Description of Class A Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 15, 2020)

2.12	Description of the Registrant’s US$500,000,000 3.875% Notes Due 2026 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-210795) filed with the Securities and Exchange Commission on April 18, 2016 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on April 22, 2016 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.13	Description of the Registrant’s US$700,000,000 3.375% Notes due 2030 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.14	Description of the Registrant’s US$300,000,000 4.125% Notes due 2050 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-235338) filed with the Securities and Exchange Commission on December 3, 2019 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on January 8, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

Exhibit Number	Description of Document

2.15	Indenture, dated as of May 23, 2024 for the Registrant’s US$2,000,000,000 0.25% Convertible Senior Notes Due 2029 (incorporated herein by reference to Exhibit 2.15 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 17, 2025)

2.16	Form of US$2,000,000,000 0.25% Convertible Senior Notes Due 2029 (included in Exhibit 2.15)

2.17*	Third Supplemental Indenture, dated April 10, 2026, between the Registrant and The Bank of New York Mellon, as trustee

2.18*	Form of RMB7,500,000,000 2.05% Notes Due 2031 (included in Exhibit 2.17)

2.19*	Form of RMB2,500,000,000 2.75% Notes Due 2036 (included in Exhibit 2.17)

4.1	Amended and Restated Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Post-Effective Amendment No. 1 to the registration statement on Form S-8 (File No. 333-198578) and the registration statement on Form S-8 (File No. 333-229957) filed with the Securities and Exchange Commission on December 22, 2023)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)

4.4	English translation of the Loan Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.5	English translation of Equity Pledge Agreement between Beijing Jingdong Century Trade Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.6	English translation of the Power of Attorney by the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.7	English translation of the Exclusive Technology Consulting and Service Agreement between Beijing Jingdong Century Trade Co., Ltd. and Beijing Jingdong 360 Degree E-Commerce Co., Ltd., dated September 16, 2022 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.8	English translation of the Exclusive Purchase Option Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.9	English translation of the Business Operations Agreement between Beijing Jingdong Century Trade Co., Ltd., Beijing Jingdong 360 Degree E-Commerce Co., Ltd. and the shareholders of Beijing Jingdong 360 Degree E-Commerce Co., Ltd. dated September 16, 2022 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

Exhibit Number	Description of Document

4.10	English translation of the Loan Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.11	English translation of the Equity Pledge Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.12	English translation of the Power of Attorney by the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.13	English translation of the Exclusive Technology Consulting and Service Agreement between Shanghai Shengdayuan Information Technology Co., Ltd. and Jiangsu Yuanzhou E-Commerce Co., Ltd., dated September 30, 2022 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.14	English translation of the Exclusive Purchase Option Agreement between Shanghai Shengdayuan Information Technology Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.15	English translation of the Business Operations Agreement between Shanghai Shengdayuan Information Technology Co., Ltd., Jiangsu Yuanzhou E-Commerce Co., Ltd. and the shareholders of Jiangsu Yuanzhou E-Commerce Co., Ltd. dated September 30, 2022 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

4.16*	English translation of the Business Cooperation Agreement between Xi’an Jingxundi Supply Chain Technology Co., Ltd. (which later changed its name to Jiangsu Xinchuan Hailian Supply Chain Management Co., Ltd.) and Xi’an Jingdong Xincheng Information Technology Co., Ltd. dated September 16, 2022

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

4.28	Investor Rights Agreement by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited and other parties listed therein, dated December 29, 2017 (incorporated herein by reference to Exhibit 99.4 to our report on Schedule 13D filed with the Securities and Exchange Commission with respect to Vipshop Holdings Limited on January 8, 2018)

4.29	English summary of Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. by and among Dalian Wanda Group Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd. and Beijing Jingdong Century Trading Co., Ltd., dated January 27, 2018 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.30	Shareholders Agreement of Jingdong Express Group Corporation, dated March 7, 2018 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

4.31	US$1,000,000,000 Term and Revolving Credit Facilities Agreement between the Registrant and other parties thereto, dated December 21, 2017 (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2018)

Exhibit Number	Description of Document

4.32	Amended and Restated Agreement, dated as of November 9, 2020, between the Registrant and Jingdong Technology Holding Co., Ltd. regarding certain non-compete arrangements (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.33	Investment Agreement, dated as of June 25, 2020, among the Registrant, Jingdong Technology Holding Co., Ltd. and other parties named therein (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.34	English Summary of Equity Transfer and Capital Increase Agreement, dated August 12, 2020, among Kuayue-Express Group Co., Ltd., Suqian JD Bohai Enterprise Management Co., Ltd. and other parties named thereto. (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 16, 2021)

4.35†	Facilities Agreement, US$2,000,000,000 Term and Revolving Credit Facilities, dated December 29, 2021, between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 28, 2022)

Exhibit Number	Description of Document

4.36	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 17, 2025)

4.37*†	Facility agreement (Facility A) between JINGDONG HOLDING GERMANY GMBH, the Registrant, certain banks and financial institutions and other parties dated July 30, 2025

4.38*†	Facility agreement (Facility B) between JINGDONG HOLDING GERMANY GMBH, the Registrant, certain banks and financial institutions and other parties dated July 30, 2025

4.39*†	Investment Agreement between CECONOMY AG and JINGDONG HOLDING GERMANY GMBH and JD.com International Limited

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 20, 2023)

11.2	Amended and Restated Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 17, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Shihui Partners

97	Clawback Policy (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 18, 2024)

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JD.com, Inc.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Executive Officer

Date: April 16, 2026

JD.com, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
The Company’s revenue is primarily derived from the product revenues generated from its online retail business. The Company’s net product revenues recognition process involves multiple IT systems responsible for the initiation, processing and recording of transactions, and the calculation of net product revenues is in accordance with the Company’s accounting policy. The processing and recognition of net product revenues are highly automated and involve capturing and processing significant volumes of transactional data.
We identified a critical audit matter related to net product revenues due to the high volume of individually-low-monetary-value transactions and the reliance on multiple IT systems, most of which are custom-made for the Company’s business. Given the complex, automated systems used to capture, process, and record revenue, performing audit procedures related to net product revenues required a high degree of audit effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s net product revenues included the following, among others:

•	With the assistance of IT professionals, we:

•
identified relevant IT systems used to process revenue transactions and tested the general IT controls over each of these IT systems, including testing of user access controls, change management controls, and data center & network operation controls.

•	performed testing of automated controls and interface controls of the relevant IT systems.

•	We tested the effectiveness of relevant controls relating to the product revenue recognition process.

•	We tested, on a sample basis, net product revenues transactions, by agreeing the recorded revenues to supporting documents and testing the mathematical accuracy of the recorded revenue.

•	We performed substantive analytics procedures over net product revenues by developing expected amounts independently based on cost of revenues.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 16, 2026
We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of JD.com, Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of JD.com, Inc. and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 16, 2026, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at two businesses acquired during the year ended December 31, 2025 (the “Acquired Businesses”) as disclosed in Note 5 to the financial statements, whose financial statements constitute less than 1% of total assets, total net revenues, and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Businesses.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 16, 2026

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents		108,350	137,488	19,660
Restricted cash	4	7,366	12,137	1,736
Short-term investments	4	125,645	75,744	10,831
Accounts receivable, net	7	25,596	27,333	3,909
Advance to suppliers		7,619	5,856	837
Inventories, net	8	89,326	95,428	13,646
Prepayments and other current assets		15,951	17,898	2,559
Amount due from related parties	27	4,805	2,142	306
Assets held for sale		2,040	395	57

Total current assets		386,698	374,421	53,541
Non-current assets
Property, equipment and software, net	9	82,737	91,349	13,063
Construction in progress	2(o)	6,164	6,503	930
Intangible assets, net	11	7,793	7,723	1,104
Land use rights, net	10	36,833	36,878	5,273
Operating lease right-of-use assets	16	24,532	31,128	4,451
Goodwill	12	25,709	26,291	3,760
Investments in equity investees	6	56,850	51,978	7,433
Marketable securities and other investments	4	59,370	51,840	7,413
Deferred tax assets	19	2,459	5,237	749
Other non-current assets		9,089	11,853	1,695

Total non-current assets		311,536	320,780	45,871

Total assets		698,234	695,201	99,412

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Balance Sheets

		As of December 31,
	Notes	2024		2025
		RMB		RMB	US$ Note 2(g)
		(in millions, except share and per share data)
LIABILITIES (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB42,197 million and RMB36,482 million as of December 31, 2024 and 2025, respectively.)
Current liabilities
Short-term debts	30	7,581		8,014	1,146
Accounts payable	13	192,860		188,379	26,938
Advance from customers		32,437		36,408	5,206
Deferred revenues		2,097		2,684	384
Taxes payable		9,487		7,008	1,002
Amount due to related parties	27	1,367		624	89
Accrued expenses and other current liabilities	14	45,985		50,045	7,157
Operating lease liabilities	16	7,606		9,399	1,344
Unsecured senior notes	15	—		3,511	502
Liabilities held for sale		101		—	—

Total current liabilities		299,521		306,072	43,768
Non-current liabilities
Unsecured senior notes	15	24,770		20,798	2,974
Deferred tax liabilities	19	9,498		8,019	1,147
Long-term debts	30	31,705		41,675	5,959
Operating lease liabilities	16	18,106		23,708	3,390
Other non-current liabilities		1,337		1,146	164

Total non-current liabilities		85,416		95,346	13,634

Total liabilities		384,937		401,418	57,402

Commitments and contingencies	31
MEZZANINE EQUITY		484		—	—
SHAREHOLDERS’ EQUITY
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,865,069,999 Class A ordinary shares issued and 2,587,296,615 outstanding, 322,483,772 Class B ordinary shares issued and 316,136,640 outstanding as of December 31, 2024; 2,496,519,005 Class A ordinary shares issued and 2,426,347,757 outstanding, 321,776,028 Class B ordinary shares issued and 315,499,494 outstanding as of December 31, 2025.)	21	—	*	— *	— *
Additional paid-in capital		182,404		141,515	20,236
Statutory reserves	2(oo)	6,688		7,617	1,089
Treasury stock		(27,739)		(7,874)	(1,126)
Retained earnings		76,573		84,957	12,149
Accumulated other comprehensive income/(loss)	24	1,421		(1,175)	(168)

Total JD.com, Inc. shareholders’ equity		239,347		225,040	32,180
Non-controlling interests		73,466		68,743	9,830

Total shareholders’ equity		312,813		293,783	42,010

Total liabilities, mezzanine equity and shareholders’ equity		698,234		695,201	99,412

*	Absolute value is less than RMB1 million or US$1 million.
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income

		For the year ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
Net revenues
Net product revenues	2(z)	871,224	928,007	1,023,802	146,402
Net service revenues	2(z)	213,438	230,812	285,283	40,795

Total net revenues		1,084,662	1,158,819	1,309,085	187,197

Cost of revenues		(924,958)	(974,951)	(1,099,057)	(157,163)
Fulfillment		(64,558)	(70,426)	(88,176)	(12,609)
Marketing		(40,133)	(47,953)	(83,953)	(12,005)
Research and development		(16,393)	(17,031)	(22,229)	(3,179)
General and administrative		(9,710)	(8,888)	(11,980)	(1,713)
Impairment of goodwill	12	(3,143)	(799)	(1,303)	(186)
Impairment of long-lived assets	4	(2,025)	(1,562)	—	—
Gain on sale of development properties	17	2,283	1,527	387	55

Income from operations		26,025	38,736	2,774	397

Other income/(expense)
Share of results of equity investees	6	1,010	2,327	8,025	1,147
Interest expense		(2,881)	(2,896)	(2,803)	(401)
Others, net	18	7,496	13,371	17,327	2,478

Income before tax		31,650	51,538	25,323	3,621
Income tax expenses	19	(8,393)	(6,878)	(2,181)	(312)

Net income		23,257	44,660	23,142	3,309

Net (loss)/income attributable to non-controlling interests shareholders		(910)	3,301	3,511	502

Net income attributable to the Company’s ordinary shareholders		24,167	41,359	19,631	2,807

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Operations and Comprehensive Income

		For the year ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
Net income		23,257	44,660	23,142	3,309
Other comprehensive income/(loss):
Foreign currency translation adjustments		1,374	1,020	(3,308)	(473)

Total comprehensive income		24,631	45,680	19,834	2,836
Total comprehensive (loss)/income attributable to non-controlling interests shareholders		(1,398)	3,803	2,799	400

Total comprehensive income attributable to the Company’s ordinary shareholders		26,029	41,877	17,035	2,436

Net income per share	26
Basic		7.69	13.83	6.89	0.99
Diluted		7.61	13.43	6.45	0.92
Net income per ADS
Basic		15.37	27.67	13.79	1.97
Diluted		15.23	26.86	12.90	1.84
Weighted average number of shares
Basic		3,144,233,160	2,989,701,855	2,847,199,686	2,847,199,686
Diluted		3,170,542,396	3,076,061,616	2,978,037,127	2,978,037,127
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Cash flows from operating activities:
Net income	23,257	44,660	23,142	3,309
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,292	8,904	9,747	1,394
Share-based compensation	4,804	2,999	4,726	676
Losses/(gains) from disposal of property, equipment and software	55	140	(16)	(2)
Deferred income tax	869	(1,144)	(4,742)	(678)
Impairment of long-lived assets and goodwill	5,168	2,361	1,303	186
Allowance for doubtful accounts	641	333	340	49
Impairment of investments	3,043	3,299	827	118
Losses/(gains) from fair value change of long-term investments	855	(1,355)	(397)	(57)
Gains from acquirements or disposals of businesses and investments	(89)	(652)	(55)	(8)
Gain on sale of development properties	(2,283)	(1,527)	(387)	(55)
Share of results of equity investees	(1,010)	(2,327)	(8,025)	(1,147)
Accrued interest income	(211)	(2,912)	(213)	(30)
Non-cash portion of other non-operating expense/(income), net	40	168	(216)	(31)
Changes in operating assets and liabilities:
Accounts receivable	(310)	(4,546)	(2,526)	(361)
Advance to suppliers	1,075	(1,676)	1,821	260
Inventories	9,891	(20,154)	(5,780)	(827)
Prepayments and other current assets	357	114	1,162	166
Amount due from related parties	(750)	(527)	(542)	(78)
Operating lease right-of-use assets	(273)	(3,642)	(5,931)	(848)
Other non-current assets	518	575	(1,059)	(151)
Accounts payable	4,614	27,844	(4,909)	(702)
Advance from customers	(2,088)	704	3,429	490
Deferred revenues	(1,397)	(462)	351	50
Taxes payable	1,311	1,913	(2,275)	(325)
Amount due to related parties	1,132	(1,288)	(875)	(125)
Accrued expenses and other current liabilities	2,149	2,241	3,492	499
Operating lease liabilities	529	4,254	6,719	961
Other non-current liabilities	(668)	(202)	(120)	(17)

Net cash provided by operating activities	59,521	58,095	18,991	2,716

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Cash flows from investing activities:
Purchases of time deposits and wealth management products	(268,529)	(148,462)	(80,193)	(11,467)
Maturity of time deposits and wealth management products	217,184	166,517	133,308	19,063
Purchases of investment securities	—	—	(60)	(9)
Disposal of investment securities	8,318	1,388	3,213	459
Prepayments and investments in equity investees	(1,382)	(3,146)	(935)	(134)
Disposal of equity investments	387	576	2,881	412
Cash paid for loan originations	(75,761)	(84,578)	(83,617)	(11,957)
Cash received from loan repayments	75,986	84,840	82,915	11,857
Purchase of property, equipment and software and intangible assets	(4,028)	(5,353)	(7,823)	(1,118)
Disposal of equipment and other assets	130	81	169	24
Cash paid for asset acquisitions, net of cash acquired	(5,468)	(4,308)	(3,607)	(516)
Purchase of land use rights	(4,981)	(618)	(397)	(57)
Cash paid for construction in progress	(11,006)	(7,848)	(5,964)	(853)
Sales of development properties	6,975	3,822	4,887	699
Cash paid for business combinations, net of cash acquired	—	(2,776)	(1,105)	(158)
Loans settled by/(provided to) JD Technology	3,328	50	(680)	(97)
Other investing activities	(696)	(1,056)	(1,160)	(166)

Net cash (used in)/provided by investing activities	(59,543)	(871)	41,832	5,982

The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Cash flows from financing activities:
Repurchase of ordinary shares	(2,497)	(25,912)	(21,430)	(3,064)
Proceeds from issuance of ordinary shares pursuant to share-based awards	33	27	33	5
Cash paid for dividends	(6,741)	(8,263)	(10,379)	(1,484)
Capital injection from non-controlling interest shareholders	1,835	31	2,650	379
Acquisition of additional equity interests in non-wholly owned subsidiaries	(778)	(829)	(7,175)	(1,026)
Proceeds from debts	30,500	13,628	34,271	4,900
Repayment of debts	(27,387)	(13,253)	(24,003)	(3,432)
Proceeds from unsecured senior notes, net of issuance costs	—	13,999	—	—
Other financing activities	(773)	(432)	(695)	(100)

Net cash used in financing activities	(5,808)	(21,004)	(26,728)	(3,822)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	125	98	(186)	(27)

Net (decrease)/increase in cash, cash equivalents, and restricted cash	(5,705)	36,318	33,909	4,849
Cash, cash equivalents, and restricted cash at beginning of year, including cash, cash equivalents, and restricted cash classified within assets held for sale	85,156	79,451	115,716	16,547
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of year	41	53	— *	— *

Cash, cash equivalents, and restricted cash at beginning of year	85,115	79,398	115,716	16,547

Cash, cash equivalents, and restricted cash at end of year, including cash, cash equivalents and restricted cash classified within assets held for sale	79,451	115,716	149,625	21,396
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of year	53	— *	— *	— *

Cash, cash equivalents, and restricted cash at end of year	79,398	115,716	149,625	21,396

Supplemental disclosure of cash flow information:
Cash paid for income taxes	(5,462)	(8,807)	(8,697)	(1,244)
Cash paid for interest	(2,808)	(2,774)	(2,684)	(384)
Supplemental disclosures of non-cash investing and financing activities:
Right-of-use assets acquired under operating leases	10,890	11,173	16,255	2,324

*	Absolute value is less than RMB1 million or US$1 million.
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of December 31, 2022	3,179,673,067	—	*	(43,993,820)	(2,493)	184,041	3,473	(959)	29,304	60,167	273,533
Issuance of ordinary shares	3,761,270	—	*	—	—	472	—	—	—	—	472
Dividends	—	—		—	—	—	—	—	(6,784)	—	(6,784)
Repurchase of ordinary shares	—	—		(22,678,980)	(2,497)	—	—	—	—	—	(2,497)
Exercise of share-based awards	—	—		1,485,726	120	(73)	—	—	—	—	47
Share-based compensation and vesting of share-based awards	—	—		19,416,652	1,461	453	—	—	—	2,958	4,872
Net income/(loss)	—	—		—	—	—	—	—	24,167	(910)	23,257
Translation adjustments and hedge of net investments in foreign operations, net of tax	—	—		—	—	—	—	1,862	—	(488)	1,374
Statutory reserves	—	—		—	—	—	2,636	—	(2,636)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(690)	—	—	—	2,181	1,491
Others	—	—		—	—	1	—	—	—	—	1

Balance as of December 31, 2023	3,183,434,337	—	*	(45,770,422)	(3,409)	184,204	6,109	903	44,051	63,908	295,766

Issuance of ordinary shares	4,119,434	—	*	—	—	474	—	—	—	—	474
Dividends	—	—		—	—	—	—	—	(8,258)	—	(8,258)
Repurchase of ordinary shares	—	—		(255,278,178)	(25,912)	—	—	—	—	—	(25,912)
Exercise of share-based awards	—	—		122,670	12	—	—	—	—	—	12
Share-based compensation and vesting of share-based awards	—	—		16,805,414	1,570	(589)	—	—	—	1,954	2,935
Net income	—	—		—	—	—	—	—	41,359	3,301	44,660
Translation adjustments and hedge of net investments in foreign operations, net of tax	—	—		—	—	—	—	518	—	502	1,020
Statutory reserves	—	—		—	—	—	579	—	(579)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(951)	—	—	—	269	(682)
Acquisition of subsidiaries and assets	—	—		—	—	—	—	—	—	3,532	3,532
Others	—	—		—	—	(734)	—	—	—	—	(734)

Balance as of December 31, 2024	3,187,553,771	—	*	(284,120,516)	(27,739)	182,404	6,688	1,421	76,573	73,466	312,813

*	Absolute value is less than RMB1 million or US$1 million.
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of December 31, 2024	3,187,553,771	—	*	(284,120,516)	(27,739)	182,404	6,688	1,421	76,573	73,466	312,813
Dividends	—	—		—	—	—	—	—	(10,318)	—	(10,318)
Repurchase of ordinary shares	—	—		(183,239,462)	(21,430)	—	—	—	—	—	(21,430)
Cancellation of Class A ordinary shares	(369,258,738)	—	*	369,258,738	38,877	(38,877)	—	—	—	—	—
Exercise of share-based awards	—	—		352,086	41	(9)	—	—	—	—	32
Share-based compensation and vesting of share-based awards	—	—		21,301,372	2,377	1,060	—	—	—	1,279	4,716
Net income	—	—		—	—	—	—	—	19,631	3,511	23,142
Translation adjustments and hedge of net investments in foreign operations, net of tax	—	—		—	—	—	—	(2,596)	—	(712)	(3,308)
Statutory reserves	—	—		—	—	—	929	—	(929)	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	4,586	—	—	—	(8,801)	(4,215)
Share of changes in the equity method investee’s capital	—	—		—	—	(7,649)	—	—	—	—	(7,649)

Balance as of December 31, 2025	2,818,295,033	—	*	(76,447,782)	(7,874)	141,515	7,617	(1,175)	84,957	68,743	293,783

*	Absolute value is less than RMB1 million or US$1 million.
The accompanying notes are an integral part of these consolidated financial statements.

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization
JD.com, Inc. (the “Company”) is a leading supply chain-based technology and service provider, providing products and services to consumers, third-party merchants, suppliers and other business partners through its subsidiaries, consolidated variable interest entities (“VIEs”) and consolidated VIEs’ subsidiaries (collectively, the “Group”).
The Group operates
e-commerce
business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, including on-demand platform services, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistics services. Leveraging its Artificial Intelligence (AI) capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its leading logistics network, the Group provides integrated supply chain solutions and logistics services, primarily including warehousing and distribution services, express and freight services, on-demand delivery services and other value-added services to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through JD Logistics, Inc. (“JD Logistics”), the Group’s logistics subsidiary. The Group also operates healthcare business through JD Health International Inc. (“JD Health”), establishes platform for developing and managing modern infrastructure through JINGDONG Property, Inc. (“JD Property”, formerly known as JD Property Group Corporation), empowers industrial development by supply chain technology and services through JINGDONG Industrials, Inc. (“JD Industrials”, formerly known as JD Industrial Technology Inc.).
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
As of December 31, 2025, the Company’s major subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries are as follows:

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd.	100%	Shanghai, China, April 2011
JD Logistics Holding Limited	63%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
JINGDONG Property, Inc.	75%	Cayman Islands, January 2012
JD Logistics, Inc.	63%	Cayman Islands, January 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Investment Limited	100%	British Virgin Islands (“BVI”), January 2015
JD Asia Development Limited	75%	British Virgin Islands, February 2015
Suqian Hanbang Investment Management Co., Ltd.	100%	Jiangsu, China, January 2016
Jiangsu Xinchuan Hailian Supply Chain Management Co., Ltd.	63%	Jiangsu, China, May 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Property Holding Limited	100%	Cayman Islands, March 2018
Beijing Wodong Tianjun Information Technology Co., Ltd. (“Beijing Wodong Tianjun”)	100%	Beijing, China, May 2018
JD Health International Inc.	67%	Cayman Islands, November 2018
JD Jiankang Limited	100%	British Virgin Islands, April 2019
JD Industrial Technology Limited	100%	British Virgin Islands, October 2019
JINGDONG Industrials, Inc.	71%	Cayman Islands, November 2019
Jingdong Logistics Supply Chain Co., Ltd.	63%	Jiangsu, China, June 2020
Jiangsu Huiji Space Technology Co., Ltd.	100%	Jiangsu, China, March 2019
JD Sunflower Investment Limited(“JD Sunflower”)	100%	British Virgin Islands, February 2016

Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017
Suqian Hanyu Technology Co., Ltd. (“Suqian Hanyu”)		Jiangsu, China, December 2024

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Suqian Juhe Digital Enterprise Management Co., Ltd. (“Suqian Juhe”)		Jiangsu, China, June 2020

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)
Organization
The Company was incorporated in the BVI in November 2006 and was re-domiciled
in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.
As of December 31, 2025, the Company effectively controls multiple PRC domestic entities as VIEs through their respective primary beneficiaries who are subsidiaries of the Company. The paid-in
capital of each of these PRC domestic entities was funded by the Company, and they were established to facilitate the Group’s operations and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. The representative PRC domestic entities and its subsidiaries are Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng, Xi’an Jingdong Xincheng, Suqian Jingdong Tianning Jiankang Technology Co., Ltd., Suqian Hanyu, and Beijing Jingbangda.
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
Risks in relations to the VIE structure
The Company believes that the contractual arrangements among its subsidiaries, the VIEs and their owners are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements in the future. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs are found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or potentially be forced to relinquish Company’s interests in those operations.
The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs (where appropriate, the term “VIEs” also refers to its subsidiaries as a whole) structured by the Contractual Agreements, which have eliminated the intercompany transactions within the consolidated VIEs:

	As of December 31,
	2024	2025
	(RMB in millions)
Total assets	85,451	64,501
Total liabilities	71,509	58,143

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Total net revenues	145,795	166,067	173,149
Net income	2,503	6,263	8,043

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Net cash provided by operating activities	3,291	10,968	1,343
Net cash provided by/(used in) investing activities	3,324	(3,482)	7,873
Net cash used in financing activities	(900)	(9,782)	(12,805)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	5,715	(2,296)	(3,589)
Cash, cash equivalents, and restricted cash at beginning of year	5,190	10,905	8,609

Cash, cash equivalents, and restricted cash at end of year	10,905	8,609	5,020

As of December 31, 2024 and 2025, the total assets of the consolidated VIEs excluding the intra-company balances and transactions within the Group were RMB83,392 million and RMB62,964 million, respectively, which were consisting of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, net, inventories, net, marketable securities and other investments, investments in equity investees, property, equipment and software, net, operating lease right-of-use
assets and prepayments and other assets. As of December 31, 2024 and 2025, the total liabilities of the consolidated VIEs after eliminating the intra-company balances and transactions within the Group were RMB
42,197
million and RMB
36,482
million, respectively, which were consisting of short-term debts, accounts payable, operating lease liabilities, accrued expenses and other liabilities.
For the years ended December 31, 2023, 2024 and 2025, the total net revenues of the consolidated VIEs were RMB85,140 million, RMB101,218 million and RMB88,489 million, respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

JD.com, Inc.
Notes to the Consolidated Financial Statements

1.	Principal activities and organization (Continued)
Risks in relations to the VIE structure (Continued)
In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the consolidated VIEs, and can have assets transferred out of the consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the consolidated VIEs that can be used only to settle their obligations except for registered capitals and the PRC statutory reserves of the consolidated VIEs amounting to RMB
3,397
 million as of December 31, 2025. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the consolidated VIEs. As of December 31, 2024 and 2025, the total shareholders’ equity of the consolidated VIEs was RMB
13,942
 million
and RMB6,358 million, respectively.
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
e. Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor rebates, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets and goodwill, investments in equity investees, allowance for doubtful accounts including expected credit losses, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets and the discount rate for lease. Actual results may differ materially from those estimates.
f. Foreign currency translation
The Group’s reporting currency is Renminbi

(“RMB”) as the major operations of the Group are within the PRC. The functional currency of the Company is the U.S. dollars (“US$”). The Group’s PRC subsidiaries and consolidated VIEs generally determined their functional currency to be RMB. The Group’s subsidiaries and consolidated VIEs determined their functional currencies based on the criteria of ASC Topic 830,
Foreign Currency Matters
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
The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current year are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in “accumulated other comprehensive income/(loss)” as a component of shareholders’ equity.
The Company designates certain
non-derivative
instruments to hedge its net investments in certain foreign operations, to manage exposure in exchange rates. In December 2023, the Company designated the principal of its 8.3 billion of RMB denominated debt to hedge its $US denominated net investment in a certain subsidiary with functional currency of RMB. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in “accumulated other comprehensive income/(loss)”, net of income taxes, while the ineffective portion and the operating costs are recognized in the consolidated statements of operations and comprehensive income. For the years ended December 31, 2023, 2024 and 2025, the net investment hedge is deemed to be perfectly effective. The gain or loss on the hedging instrument that has been recognized directly in “accumulated other comprehensive income/(loss)” shall be recognized in the consolidated statements of operations and comprehensive income when the disposal of the foreign subsidiary occurs. The Group also holds certain foreign currency forward contracts with an intention to offset the exposure to the changes in value of certain foreign currency denominated assets or/and liabilities, but not all of them are designated as hedges accounting. Please refer to Note 2(j).
g. Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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
j. Short-term investments
Short-term investments include wealth management products, time deposits placed with banks with original maturities longer than three months but less than one year and maturities less than one year, and foreign currency forward contract. Wealth management products are certain deposits with variable interest rates or principal not-guaranteed
with certain financial institutions. The Group elects the fair value option to record wealth management products with variable interest rates as well as principal not guaranteed and deposits mainly indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC Topic 825,
Financial Instruments
. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income. The Group also holds deposits that earn fixed interest rate return only if the Group hold the securities to maturity. As the Group has the positive intent and ability to hold the deposits to maturity, they are classified as held-to-maturity
and recorded at amortized cost. The Group uses foreign currency forward contracts to offset the exposure to the change in value of certain foreign currency denominated assets or/and liabilities held at foreign subsidiaries that are remeasured at the end of each period. Foreign currency forward contracts which are not designated as hedges are recorded as assets or/and liabilities on the balance sheet at fair value, with changes in the fair value reflected in “others, net” in the consolidated statements of operations and comprehensive income.
k. Accounts receivable, net
Accounts receivable represents the amounts that the Group has an unconditional right to consideration, and are recorded net of allowance for doubtful accounts.
The Group, in collaboration with Jingdong Technology Holding Co., Ltd. (“JD Technology”), provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, where JD Technology performs the related credit assessment and is obligated to purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks and obtain the returns from such financing arrangements. As such, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Technology, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles. Please refer to Note 2(w). In addition, the Group transfers ownership of some of its accounts receivable originated from qualified corporate customers to JD Technology without recourse.
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
m. Loan receivables, net
Loan receivables represent the consumer financing, in collaboration with JD Technology, provided to qualified individual customers on the Group’s online marketplace. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Technology performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from 1 month to 24 months. As JD Technology is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks, no provision for doubtful accounts was recorded for the years ended December 31, 2023, 2024 and 2025. The loan receivables were measured at amortized cost and reported in the consolidated balance sheets at outstanding principal. As of December 31, 2024 and 2025, the loan receivables with the collection period less than one year amounting to RMB1,279 million and RMB1,476 million, respectively, were classified into “prepayments and other current assets” in the consolidated balance sheets. As of December 31, 2024 and 2025, the loan receivables with the collection period over one year amounting to RMB373 million and RMB860 million, respectively, were classified into “other non-current
assets” in the consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the consolidated statements of cash flows. The Group, in collaboration with JD Technology, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(w).
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

Category	Estimated useful lives
Electronic equipment	3 - 5 years
Software	3 - 5 years
Vehicles	3 - 6 years
Office equipment	5 years
Logistics, warehouse and other heavy equipment	5 - 10 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term
Building	18 - 40 years
Building improvement	5 - 10 years
Land	Indefinite
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
o. Construction in progress
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2024 and 2025, construction in progress were primarily relating to the construction of office buildings and warehouses.
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
The estimated useful lives of major intangible assets are as follows:

Category	Estimated useful lives
Customer relationship	3 - 10 years
Technology and others	3 - 10 years
Non-compete	5 -8 years
Domain names and trademarks	5 - 20 years
r. Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU
2017-04,
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.
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
For the years ended December 31, 2023, 2024 and 2025, the Group entered into several transactions, which were accounted for as asset acquisitions, to acquire certain assets for development purpose, mainly including RMB5,997 million, RMB4,079 million and RMB3,707 million of property, equipment and software, net, RMB1,009 million, RMB144 million and RMB73 million of construction in progress and
RMB2,638 million, RMB240 million and RMB700 million of land use rights, respectively.
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
x. Unsecured senior notes and long-term debts
Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Convertible senior notes are determined appropriately in accordance with the terms in relation to the conversion feature, call or/and put options, and other embedded features, if applicable. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt or/and equity components following the respective guidance described under ASC Topic 815,
Derivatives and Hedging
and ASC Topic 470,
Debt
. Debt discounts or premiums and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as “interest expense” in the consolidated statements of operations and comprehensive income over the earliest maturity date of the notes using the effective interest method.
Long-term debts are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the consolidated statements of operations and comprehensive income.

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
The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, the Group reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and such estimates could materially impact the amount of net revenues recognized. As of December 31, 2024 and 2025, liabilities for return allowances were RMB1,029 million and RMB1,063 million, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB1,056 million and RMB1,115 million as of December 31, 2024 and 2025, respectively, and were included in “Prepayments and other current assets”.
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
Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the stand-alone selling price (“SSP”) of each separate unit. In instances where SSP is not directly observable, such as the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices based on adjusted market assessment approach.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
z. Revenues (Continued)
Net Product Revenues
The Group recognizes the product revenues from the online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB538,799 million, RMB564,982 million and RMB605,131 million, and revenues from the sales of general merchandise products were RMB332,425 million, RMB363,025 million and RMB418,671 million, for the years ended December 31, 2023, 2024 and 2025, respectively. The Group’s net product revenues were mainly generated by the JD Retail segment.
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
The Group also provides
on-demand
retail platform services, which include JD Food Delivery. The Group acts as an agent and charges the merchants a fixed rate commission fee based on the sales amount and commission fee revenues on a net basis at the point of delivery of merchandise upon successful sales. In addition, the Group fulfills the delivery needs of merchants and personnel customers, the Group has determined that it acts as the principal in the delivery service and recognizes revenues on a gross basis at a pre-determined amount for each completed delivery. These on-demand retail platform services and corresponding delivery services are usually included in the same contract with the customers, and each service is considered distinct and is determined to be a separate performance obligation. The transaction price is allocated on the basis of relative SSP, which is based on the observable price of each service that provided by the Group separately.
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
Revenues from online marketplace and marketing services were RMB84,726 million, RMB90,111 million and RMB107,131 million for the years ended December 31, 2023, 2024 and 2025, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB128,712 million, RMB140,701 million and RMB178,152 million, for the years ended December 31, 2023, 2024 and 2025, respectively, which were mainly generated by the JD Logistics segment.

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
Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period and are recognized in “Deferred revenues” and “Advance from customers” in the Group’s consolidated balance sheets. The non-current
portion of deferred revenues is included in “Other
non-current
liabilities” in the Group’s consolidated balance sheets and not significant. As of December 31, 2024, the Group’s total unearned revenues were RMB28,458 million, of which RMB23,238 million was recognized as revenues for the year ended December 31, 2025. The Group’s total unearned revenues were RMB30,949 million as of December 31, 2025, mainly expected to be recognized as revenue within one year.
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
bb. Customer incentives and loyalty programs
For the Group’s online retail business, the Group provides discounted coupons, mainly D Coupons, to its customers for free to incentivize purchase. D Coupons are given to a customer upon current purchase or can be given for free to promote future purchases. D Coupons require the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The rights to purchase discounted products in the future does not represent a material right to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenues on the future purchase.
For the Group’s online marketplace and on-demand retail platform services, the Group also provides discounted coupons, mainly D coupons, to consumers at the Group’s own discretion. The Group evaluated the features of different incentive programs to determine whether the incentives represent explicit or implicit obligations to the consumers on behalf of merchants and if so, should be recorded as reduction of revenues. If the Group has determined that incentives provided to the consumers are not consideration payable to the merchants, the Group records these incentives as marketing expenses.
Registered customers may also earn J Beans, which were launched based on certain activities performed on the Group’s website by the customers and can be used against qualified purchases on JD Platform, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD Platform. The Group considers J Beans awarded to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the years ended December 31, 2023, 2024 and 2025, the amounts of expired J Beans were not material.
cc. Cost of revenues
Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventories, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
dd. Rebates
The Group periodically receives considerations from certain vendors, representing rebates for products purchased over a period of time. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of “cost of revenues” when recognized in the consolidated statements of operations and comprehensive income. Certain rebates are earned upon reaching minimum purchase or sales volume thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the volume threshold.
ee. Fulfillment
Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The cost related to logistics services provided to third parties is classified in “cost of revenues” in the consolidated statements of operations and comprehensive income. Shipping costs included in fulfillment expenses amounted to RMB29,858 million, RMB32,643 million and RMB40,004 million for the years ended December 31, 2023, 2024 and 2025, respectively.
ff. Marketing
Marketing expenses consist primarily of advertising costs, public relations expenditures, and employee compensation and associated costs for marketing and business development activities. The Group pays commissions to participants in the associates program when their customer referrals result in successful product sales and records such costs in “marketing” in the consolidated statements of operations and comprehensive income.
Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace and on-demand retail platform services, are expensed as incurred, and totaled
RMB31,761 million, RMB38,172 million and RMB72,236 million for the years ended December 31, 2023, 2024 and 2025, respectively.
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
non-employees
in accordance with ASC Topic 718,
Compensation – Stock Compensation
.
Employees’ share-based awards and
non-employees’
share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.
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
Determination of estimated fair value of the Company’s subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to the Company’s subsidiaries. The Company estimates the Company’s subsidiaries’ enterprise value for purposes of recording share-based compensation, and the information considered by the Company mainly includes but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.
The Group recognizes the estimated compensation cost of RSUs based on the fair value of its ordinary shares at the grant date, net of estimated forfeitures, over a vesting term for service-based RSUs.
Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.
A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award’s fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The Group recognizes incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Therefore, in relation to the modified award, the Group recognizes share-based compensation over the vesting periods of the modified award.
jj. Income tax
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the carrying amounts in the financial statements and the tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period of change. Deferred tax assets and liabilities are classified as non-current
in the consolidated balance sheets.

JD.com, Inc.
Notes to the Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)
jj. Income tax (Continued)
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not
recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.
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
and ASC 606, the transfer of the underlying assets is considered as sales, and according to ASC Topic 842,
Leases
(“ASC 842”), the leaseback transaction is classified as an operating lease. Therefore, the sale and the leaseback of the underlying assets are separately accounted for by the Group. Upon completion of the transaction, the legal titles of these assets are transferred to the third-party entity (the buyer-lessor), and the Group derecognizes these transferred assets and recognizes gains or losses from disposal of these assets in accordance with ASC Topic 360,
Property, Plant and Equipment
. The leaseback transactions are accounted for under ASC 842, and the ROU assets and lease liabilities are recognized at commencement date accordingly.
The Group leases warehouses, offices, and store space to third-parties. The nature of the arrangements is operating lease which is neither a sales-type
nor direct-financing lease. As such, the underlying assets remain in the Group’s consolidated balance sheets at their carrying value and continue to depreciate the assets based on the estimated useful life. Rental revenues should be recognized on a straight-line basis (or another systematic basis if that basis is more representative of the pattern in which income is earned from the underlying assets over the term of the respective lease). The Group records an unbilled rent receivable, which is the amount by which straight-line rental revenues exceed rents currently billed in accordance with the lease.

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
Before 2024, the Company reported four reportable segments, JD Retail, JD Logistics, Dada Nexus Limited (“Dada”) and New Businesses. JD Retail, including JD Health and JD Industrials, among other operating segments, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand
delivery and retail platform in China. New Businesses mainly included multiple operating segments, such as JD Property, Jingxi and overseas businesses which do not individually meet the quantitative and qualitative thresholds to be individually reportable and were aggregated given majority similarities.
From the first quarter of 2024, the Company started to report three reportable segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the CODM under the ongoing operating strategies. JD Retail, which includes JD Health and JD Industrials, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly included multiple operating segments, such as Dada, JD Property, Jingxi and overseas businesses which do not individually meet the quantitative and qualitative thresholds to be individually reportable and were aggregated given majority similarities. Following its privatization in the second quarter of 2025, Dada became a wholly-owned subsidiary of the Group. The Company further realigned Dada’s business strategy to provide the infrastructure support for the Company’s strategic expansion into food delivery business. Since then New Businesses mainly included JD Food Delivery and Jingxi, which together engage businesses in high-frequency daily necessities, JD Property and overseas businesses.
These changes align with the manner in which the Group’s CODM uses financial information to evaluate the performance of, and to allocate resources to, each of the operating segments. The prior periods’ segment operating results have been retrospectively recast in 2024 to conform to current period presentation.

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
The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund are liabilities in nature and are restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.
For the years ended December 31, 2023, 2024 and 2025, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the Chinese mainland was approximately RMB2,636 million, RMB579 million and RMB929 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.
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
rr. Recent accounting pronouncements
Recently adopted accounting pronouncements
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) from continuing operations. The Group adopted this update prospectively on January 1, 2025. The adoption did not have a material impact on the consolidated financial statements, and the required disclosures are included in Note 19.
Recently issued accounting pronouncements not yet adopted
In November 2024, the FASB issued ASU
No. 2024-03,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses (“ASU
2024-03”),
and in January 2025, the FASB issued ASU
No. 2025-01,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40):
Clarifying the Effective Date (“ASU
2025-01”).
ASU
2024-03
requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU
2024-03,
as clarified by ASU
2025-01,
is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Group is currently evaluating the impact that the adoption of these standards will have on the consolidated financial statements.
In July 2025, the FASB issued ASU
2025-05,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and requires prospective application. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.
In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), which removes all references to software development project stages so that the guidance is neutral to different software development methods. Therefore, under ASU 2025-06, software capitalization will begin when management has authorized and committed to funding the software project and when it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 will be effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods with early adoption permitted. The guidance is to be applied on a prospective basis, or on a modified transition approach or a retrospective transition approach. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.
In December 2025, the FASB issued ASU
2025-10,
Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual reporting periods, with early adoption permitted. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

JD
.com, Inc.
Notes to the Consolidated Financial Statements

3.	Concentration and risks
Concentration of customers and suppliers
There are no customers nor suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2023, 2024 and 2025.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in “marketable securities and other investments” (collectively, “Treasury Assets”). The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and 2025, majority of Treasury Assets were held at major financial institutions located in the Chinese mainland and Hong Kong which the management believes are of high credit quality. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold Treasury Assets are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Technology performs the related credit assessment of the consumer financing receivables recorded in the Group’s consolidated balance sheets. JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.
Currency convertibility risk
The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the Chinese mainland must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance. The Group’s cash and cash equivalents, restricted cash, short-term investments and time deposits with maturities more than one year recorded in “marketable securities and other investments” denominated in RMB that are subject to such government policies amounted to RMB172,732 million and RMB131,469 million as of December 31, 2024 and 2025, respectively.
Foreign currency exchange rate risk
The RMB has fluctuated against the US$, at times significantly and unpredictably during the reporting periods. The depreciation and appreciation of the RMB against the US$ was approximately 1% and 2% for the years ended December 31, 2024 and 2025, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

JD.com, Inc.
Notes to the Consolidated Financial Statements

4.	Fair value measurement
As of December 31, 2024 and 2025, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in millions)
Assets:
Restricted cash	7,366	—	7,366	—
Short-term investments
Wealth management products	38,396	—	38,396	—
Marketable securities and other investments
Listed equity securities	2,907	2,907	—	—

Total assets	48,669	2,907	45,762	—

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in millions)
Assets:
Restricted cash	12,137	—	12,137	—
Short-term investments
Wealth management products	15,519	—	15,519	—
Foreign exchange forward	13	—	13	—
Marketable securities and other investments
Listed equity securities	1,494	1,494	—	—
Wealth management products	36,592	—	36,592	—

Total assets	65,755	1,494	64,261	—

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
For the years ended December 31, 2023, 2024 and 2025, gain of RMB2,092 million, RMB1,485 million and RMB804 million resulting from changes in fair value of the wealth management produc
t
s
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
For the years ended December 31, 2023, 2024 and 2025, the unrealized gains or losses of the listed equity securities were losses of RMB379 million, gains of RMB1,160 million, and gains of RMB959 million, respectively, which are recognized in “others, net” in the consolidated statements of operations and comprehensive income.
Wealth managemen
t
products with maturities of more than one year.
The Group elected the fair value option to record wealth management products with variable interest rates with maturities of more than one year and accounted them at fair value. For the wealth management products that have no quoted market prices, the Group estimates their fair value using the expected yield on similar instruments in the market, and classifies the valuation techniques that use these inputs as Level 2.
For the years ended December 31, 2023, 2024 and 2025, losses of RMB25 million, gains of
RMB2 million and gains of RMB1,470 million resulting from changes in fair value of the wealth management products under fair value option were recorded in “others, net” in the consolidated statements of operations and comprehensive income, respectively.
Other financial instruments
The followings are other material financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Time deposits.
Time deposits with original maturities of three months or less, original maturities of longer than three months and maturities of less than one year, and maturities of longer than one year have been classified as cash equivalents, short-term investments and marketable securities and other investments in the consolidated balance sheets, respectively. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2024 and 2025, the fair value of time deposits classified as cash equivalents and short-term investments amounted to RMB91,062 million and RMB64,265 million, respectively. As of December 31, 2024 and 2025, the fair value of time deposits classified as marketable securities and other investments amounted to RMB54,176 million and RMB13,754 million, respectively.
Held-to-maturity
debt securities.
Wealth management products that the Group has positive intent and ability to hold to maturity are accounted for as held-to-maturity
debt securities. The fair value of the Group’s
held-to-maturity
debt securities is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2024 and 2025, the fair value of held-to-maturity
debt securities recorded in “short-term investments” amounted to RMB6,866 million and RMB2,355 million, respectively. As of December 31, 2024 and 2025, the fair value of held-to-maturity
debt securities with maturities longer than one year
was
recorded in “marketable securities and other investments” amounted to RMB2,288 million and nil, respectively.
Unsecured senior notes.
The Group determines the fair value of its unsecured senior notes, using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy. As of December 31, 2024 and 2025, the fair value of unsecured senior notes amounted to RMB25,098 million and RMB24,002 million, respectively. Among them, the fair value of Convertible Senior Notes, as defined in Note 15, amounted to RMB15,274 million and RMB14,078 million as of December 31, 2024 and 2025, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

4.	Fair value measurement (Continued)
Other financial instruments
(Continued)
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
Short-term debts and long-term debts.
Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term debts and long-term debts approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.
Assets and liabilities measured at fair value on a nonrecurring basis
Long-lived assets.
When impairment indicators are identified, the Group evaluates the impairment by comparing the carrying value of the asset or the asset group with its fair value.
The fair value of the asset or asset group is determined using income approach or market approach with unobservable inputs (Level 3), depending on the underlying nature of the asset or the asset group. The impairment losses of RMB
2,025 million, RMB1,562 million and nil were recorded in “impairment of long-lived assets” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively. The impairment of long-lived assets w as
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
Investments in equity investees.
Investments in privately held companies and publicly traded companies included in “investments in equity investees” in the consolidated balance sheets are reviewed periodically for impairment using fair value measurement. In determining the investments in privately held companies without readily determinable fair value over which the Group identified impairment indicators, income approach or market approach was used, if applicable, which requires management to use unobservable inputs (Level 3), mainly including the estimates of future cash flows, discount rate, terminal growth rate, selection of comparable companies and multiples and estimated discount for lack of marketability. The impairment loss of RMB2,856 million, RMB2,968 million and RMB827 million were recorded in “others, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the accumulated impairment of the Group’s investments in privately held companies under the Measurement Alternative was RMB7,119 million and RMB7,790 million, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies (Level 1) and privately held companies accounted for under the equity method (Level 3) and associated impairment charges are disclosed in Note 6.

JD.com, Inc.
Notes to the Consolidated Financial Statements

5.	Business acquisition
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

Net assets acquired primarily consisted of advance to suppliers of RMB3,224 million as of the date of acquisition. Acquired amortizable intangible assets had a weighted-average amortization period of 8.5 years. Fair value of the non-controlling
interests was estimated by applying the income approach.
Goodwill arising from the acquisition of Hordeum was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and assigned to JD Retail segment. Goodwill arising from the acquisition is not expected to be deductible for tax purposes.
In June 2025, the Group acquired the remaining shares of Hordeum, representing approximately 39.2% equity interest for a total cash consideration of US$337 million. Upon the completion of the transaction, Hordeum became a wholly owned subsidiary of the Group. The effect on non-controlling
interest was a reduction of RMB2,467 million.
The Group also completed a few business acquisitions during 2024 and 2025, the consideration and impact on the consolidated financial statements of which were immaterial individually or collectively.
Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of the business combinations in 2024 and 2025, both individually and in aggregate, were not significant to the consolidated statements of operations and comprehensive income.

JD.com, Inc.
Notes to the Consolidated Financial Statements

6.	Investments in equity investees
Measurement Alternative and NAV practical expedient
The carrying amount of the Group’s equity investments
accounted for under
the Measurement Alternative was RMB14,027 million and RMB11,856 million as of December 31, 2024 and 2025, respectively, and the carrying amount of the Group’s investments under NAV practical expedient was RMB8,529 million and RMB8,442 million as of December 31, 2024 and 2025, respectively. During the years ended December 31, 2023, 2024 and 2025, fair value changes recognized for equity investments which were measured using the Measurement Alternative, and NAV practical expedient were not significant.
Equity method
As of December 31, 2025, the Group’s investments accounted for under the equity method totaled RMB31,680 million (as of December 31, 2024: RMB34,294 million), which mainly included the investment in JD Technology amounting to RMB15,055 million and the investment in Home Credit Consumer Finance Co., Ltd.

(“Home Credit”) amounting to RMB2,428 million. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest
or otherwise control.
Investment in JD Technology
Following the reorganization of JD Technology in March 2021, the Group’s equity interest in JD Technology increased to 41.7%. The Group accounted for its investment in JD Technology using the equity method, as it exerted significant influence without holding a majority equity interest or otherwise control. Pursuant to the supplemental agreement entered between JD Technology and its shareholders in June 2020, certain existing shareholders (including the Group) have the obligation to make up the shortfall (if any) of the redemption price to the other shareholders of JD Technology when all other means are exhausted, and the shortfall is capped by the proceeds from the sales of the guarantor’s shares of JD Technology. From September to December 2024, JD Technology entered into new agreements with its shareholders to replace previous redemption terms with new settlement method (through both cash and newly issued common shares in tranches) (the “2024 Transaction”). Those are further subject to suspension or termination under certain circumstances. Concurrently, the previous guarantee obligation of the Group has also been extinguished. In accordance
with these agreements, JD Technology completed its share repurchases through cash settlement, with some shareholders’ returns yet to be converted into new shares as of December 31, 2025. The Group’s equity interest in JD Technology further increased to 43.6% and 54.9%, respectively, as of December 31, 2024 and 2025, resulting from the redemption aforementioned. Due to the dual-class voting structure of JD Technology, the Group held less than 50%
of voting power as of December 31, 2025, and continued to apply equity method for accounting of the investment. As the Group and JD Technology are both controlled by

Mr. Liu before and after the 2024 Transaction, the Group’s increased equity interest holding in JD Technology was accounted for as a transaction under common control. Based on the proportionate interest in the net assets of JD Technology, the Group’s investment in JD Technology decreased by
 RMB
726 million and RMB7,646
million for the years ended December 31, 2024 and 2025, respectively. The above resulted in a decrease in the Group’s additional paid-in capital for the same amount in the corresponding period.

JD.com, Inc.
Notes to the Consolidated Financial Statements

6.	Investments in equity investees (Continued)
Equity method
(Continued)
Investment in Home Credit
In December 2024, the Company entered into an agreement to acquire 50% of Home Credit’s equity interest for a total cash consideration of RMB2,500 million.
Home Credit is a consumer finance company that conducts its business through providing consumer loans and merchandise loans. The Company accounted for its investment in Home Credit using the equity method as the Company obtained the significant influence by the right to nominate three board seats out of nine. Concurrently, JD Technology subscribed
 15% of Home Credit’s
equity
interest. The basis difference as of December 31, 2024 and 2025 was immaterial.
Investment in Yonghui
Yonghui Superstores Co., Ltd, (“Yonghui”) is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. As of December 31, 2024, the Group held approximately 11.3% of Yonghui’s issued and outstanding shares and accounted for the investment in Yonghui using the equity method as the Group obtained significant influence by the rights to nominate one board member out of nine.
In February 2025, the Group transferred 8.3% of Yonghui shares for a cash consideration of RMB1,774 million, as a result, the Group ceased to hold any board seats in Yonghui and los
t
 the significant influence. Subsequently, the Group disposed the retained 3.0% of Yonghui shares, resulting in a complete exit from its investment in Yonghui. The disposal gains of RMB1,118 million and RMB91 million were recorded in “Share of results of equity investees” and “Others, net” in the consolidated statements of operations and comprehensive income, respectively.

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
4-08
of Regulation
S-X:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Revenues	149,237	146,583	104,075
Gross profit	48,134	70,000	56,510
(Loss)/income from operations	(274)	8,334	20,597
Net (loss)/income	(1,733)	4,380	17,846
Net (loss)/income attributable to the investees’ ordinary shareholders	(1,506)	4,641	17,990

	As of December 31,
	2024	2025
	(RMB in millions)
Current assets	161,218	154,476
Non-current assets	146,848	145,184
Current liabilities	124,013	122,333
Non-current liabilities	44,090	48,705
Redeemable stock	28,167	—
Non-controlling interests	4,429	4,534
The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the equity method investments of RMB266 million, RMB699 million and RMB88 million were recorded in “share of results of equity investees” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively. The valuation of impairment in privately held companies under the Measurement Alternative is discussed in Note 4.

JD.com, Inc.
Notes to the Consolidated Financial Statements

7.	Accounts receivable, net
Accounts receivable, net consist of the following:

	As of December 31,
	2024	2025
	(RMB in millions)
Logistics receivables	13,797	13,715
Online retail and online marketplace receivables (*)	13,206	14,310
Advertising receivables and others	658	1,397

Accounts receivable	27,661	29,422
Allowance for doubtful accounts	(2,065)	(2,089)

Accounts receivable, net	25,596	27,333

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Balance at beginning of the year	(1,582)	(1,888)	(2,065)
Additions	(542)	(376)	(739)
Write-off	236	199	715

Balance at end of the year	(1,888)	(2,065)	(2,089)

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

8.	Inventories, net
Inventories, net consist of the following:

	As of December 31,
	2024	2025
	(RMB in millions)
Products	91,631	98,171
Packing materials and others	1,782	2,044

Inventories	93,413	100,215
Inventory valuation allowance	(4,087)	(4,787)

Inventories, net	89,326	95,428

JD.com, Inc.
Notes to the Consolidated Financial Statements

9.	Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2024	2025
	(RMB in millions)
Land, building and building improvement	70,977	78,716
Logistics, warehouse and other heavy equipment	18,061	20,337
Vehicles	8,981	11,433
Leasehold improvement	5,895	7,656
Electronic equipment	2,947	3,259
Office equipment	757	1,255
Software	1,072	1,121

Total	108,690	123,777
Less: accumulated depreciation and impairment	(25,953)	(32,428)

Net carrying amount	82,737	91,349

Depreciation expenses were RMB6,088 million, RMB6,958 million and RMB7,655 million for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, the Group recorded impairment losses of RMB819 million, RMB716 million and nil, respectively.

10.	Land use rights, net
Land use rights, net consist of the following:

	As of December 31,
	2024	2025
	(RMB in millions)
Land use rights	40,650	41,715
Less: accumulated amortization and impairment	(3,817)	(4,837)

Net carrying amount	36,833	36,878

Amortization expenses for land use rights were RMB900 million, RMB959 million and RMB1,003 million for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, the Group recorded impairment losses of RMB210 million, RMB448 million and nil, respectively.
As of December 31, 2025, amortization expenses related to the land use rights for future periods are estimated to be as follows:

	For the year ended December 31,
	2026	2027	2028	2029	2030	2031 and thereafter
	(RMB in millions)
Amortization expenses	969	969	969	969	969	32,033

JD.com, Inc.
Notes to the Consolidated Financial Statements

11.	Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31, 2024
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	(RMB in millions)
Non-compete	8.0	2,467	(2,467)	—	—
Domain names and trademarks	17.8	6,715	(2,185)	(815)	3,715
Customer relationship	8.7	5,157	(1,416)	(112)	3,629
Technology and others	5.4	2,905	(1,790)	(666)	449

Total	11.6	17,244	(7,858)	(1,593)	7,793

	As of December 31, 2025
	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
	Year	(RMB in millions)
Domain names and trademarks	17.6	7,306	(2,513)	(815)	3,978
Customer relationship	8.7	5,531	(2,018)	(112)	3,401
Technology and others	5.4	2,959	(1,949)	(666)	344

Total	11.6	15,796	(6,480)	(1,593)	7,723

Amortization expenses for intangible assets were RMB1,304 million, RMB987 million and RMB1,089 million for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023 and 2024, the Group recorded impairment losses of RMB902 million and RMB535 million for the intangible assets
mainly identified from the acquisition of Dada and other offline businesses, respectively. No impairment loss was recorded for the year ended December 31, 2025.
As of December 31, 2025, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2026	2027	2028	2029	2030	2031 and thereafter
	(RMB in millions)
Amortization expenses	1,118	1,098	949	839	540	3,179

JD.com, Inc.
Notes to the Consolidated Financial Statements

12.	Goodwill
The changes in the carrying amount of goodwill are as follows:

	JD Retail	JD Logistics	New Businesses	Total
	(RMB in millions)
Transaction in 2023
Impairment	—	—	(3,143)	(3,143)
Balance as of December 31, 2023
Goodwill	11,418	6,983	7,322	25,723
Accumulated impairment losses	(7)	—	(5,736)	(5,743)

	11,411	6,983	1,586	19,980

Transaction in 2024
Additions	6,576	—	—	6,576
Disposal of a subsidiary	(48)	—	—	(48)
Impairment	(799)	—	—	(799)
Balance as of December 31, 2024
Goodwill	17,946	6,983	7,322	32,251
Accumulated impairment losses	(806)	—	(5,736)	(6,542)

	17,140	6,983	1,586	25,709

Transaction in 2025
Additions	1,885	—	—	1,885
Impairment	(1,303)	—	—	(1,303)
Balance as of December 31, 2025
Goodwill	19,831	6,983	7,322	34,136
Accumulated impairment losses	(2,109)	—	(5,736)	(7,845)

	17,722	6,983	1,586	26,291

For the year ended December 31, 2023, having considered duration and severity of the decline of Dada’s stock price, the Company assessed that it is more likely than not that the fair value of Dada reporting unit is less than its carrying amount and performed quantitative impairment test on Dada reporting unit and recognized an impairment loss of RMB
3,143

million. For the year ended December 31, 2024, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB million. For the year ended December 31, 2025, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB
1,303

million. The fair value of reporting units was determined based on the discounted cash flow analysis using the assumptions including internal cash flows forecasts, long-term future growth rates and discount rates, among others.

JD.com, Inc.
Notes to the Consolidated Financial Statements

13.	Accounts payable
Accounts payable consist of the following:

	As of December 31,
	2024	2025
	(RMB in millions)
Vendor payable	157,147	149,368
Shipping charges payable and others	35,713	39,011

Total	192,860	188,379

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
The movements in the
accounts payable
under supply chain financing arrangements are as follows, among which, RMB15,233 million and RMB17,834 million were related to arrangements with JD Technology as of December 31, 2024 and 2025, respectively.

	For the year ended December 31,
	2024	2025
	(RMB in millions)
Balance at beginning of the year	21,316	15,294
Additions	144,047	126,598
Payments	(150,069)	(123,971)

Balance at end of the year	15,294	17,921

14.	Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	(RMB in millions)
Deposits	20,530	21,631
Salary and welfare	14,022	18,384
Rental fee payable	1,367	1,437
Professional fee	1,184	1,349
Accrued administrative expenses	2,360	1,316
Liabilities for return allowances	1,029	1,063
Vehicle fee	732	787
Payable related to employees’ exercise of share-based awards	535	407
Interest payable	208	302
Internet data center fee	183	79
Others	3,835	3,290

Total	45,985	50,045

JD.com, Inc.
Notes to the Consolidated Financial Statements

15.	Unsecured senior notes
Senior notes due 2026
In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000 million. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016. The unsecured senior notes were issued at a discount amounting to RMB79 million. The debt issuance costs of RMB36 million were presented as a direct deduction from the principal amount of the unsecured senior notes in the consolidated balance sheets. As of December 31, 2024 and 2025, the principal amount of US$500 million was outstanding, and will be due in 2026.
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
The Group repurchased the senior notes due 2030 and 2050 from the open market with a total principal amount of US$6 million (RMB42 million) at a reacquisition price of US$5 million (RMB35 million) in 2022. The repurchased Senior Notes were derecognized from the Group’s consolidated balance sheets.
Convertible Senior Notes due 2029
In May 2024, the Company completed its offering of unsecured convertible senior notes (the “Convertible Senior Notes”) in an aggregate principal amount of US$2.0 billion at par value due 2029, including the initial purchasers’ full exercise of option to purchase an additional US$250 million in aggregate principal amount of the Convertible Senior Notes. The Convertible Senior Notes bear a fixed rate of 0.25% per year and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on December 1, 2024. The debt issuance costs of RMB236 million were presented as a direct deduction from the principal amount of the Convertible Senior Notes in the consolidated balance sheets, and are amortized over the period from May 21, 2024, the date of issuance, to June 1, 2027, the first puttable date of the Convertible Senior Notes, using the effective interest method. The interest expense recognized were RMB69 million and RMB110 million for the years ended December 31, 2024 and 2025, respectively.
Holders of the Convertible Senior Notes may convert their Convertible Senior Notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity. The initial conversion rate for the Convertible Senior Notes shall be 21.8830 ADSs per US$1,000 principal amount of the Convertible Senior Notes, equivalent to an initial conversion price of approximately US$45.70 per ADS. The conversion rate shall be subject to adjustment in certain events. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s election.
Holders of the Convertible Senior Notes have the right to require the Company to repurchase all or part of their Convertible Senior Notes on June 1, 2027 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the Convertible Senior Notes to be repurchased, plus accrued and unpaid interest.
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
A summary of the Company’s senior notes due 2026, 2030 and 2050 (collectively “Senior Notes”) and the Convertible Senior Notes as of December 31, 2024 and 2025 is as follows:

	As of December 31,		Effective interest rate
	2024	2025
	(RMB in millions)
US$500 million 3.875% Senior Notes due 2026	3,582	3,511	4.15%
US$700 million 3.375% Senior Notes due 2030	4,973	4,867	3.47%
US$300 million 4.125% Senior Notes due 2050	2,024	1,980	4.25%
US$2,000 million 0.25% Convertible Senior Notes due 2029	14,191	13,951	0.79%

Carrying value	24,770	24,309
Unamortized discount and debt issuance costs of the Senior Notes	73	57
Unamortized debt issuance costs of the Convertible Senior Notes	186	107

Total principal amounts of unsecured senior notes	25,029	24,473

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
As of December 31, 2025, the principal of the Senior Notes of RMB3,514 million, RMB4,885 million and RMB2,016 million will be due in 2026, 2030 and 2050, respectively. The principal of the Convertible Senior Notes of RMB14,058 million will be due in 2029. The principal of the unsecured senior notes will be due according to the following schedule:

Principal amounts	Total	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years	Beyond 5 years
	(RMB in millions)
Senior Notes	10,415	3,514	—	—	—	4,885	2,016
Convertible Senior Notes	14,058	—	—	—	14,058	—	—

JD.com, Inc.
Notes to the Consolidated Financial Statements

16.	Leases
The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.
A summary of supplemental information related to operating leases as of December 31, 2024 and 2025 is as follows:

	As of December 31,
	2024	2025
	(RMB in millions)
Operating lease ROU assets	24,532	31,128
Operating lease liabilities-current	7,606	9,399
Operating lease liabilities-non-current	18,106	23,708

Total operating lease liabilities	25,712	33,107

Weighted average remaining lease term	7.2 years	7.1 years
Weighted average discount rate	4.2%	3.6%
A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Operating lease cost	8,917	8,934	9,213
Short-term lease cost	3,358	3,263	3,405

Total	12,275	12,197	12,618

Cash paid for operating leases	9,086	9,546	10,012
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2025 is as follows:

As of December 31, 202 5
(RMB in millions)
2026	9,616
2027	6,267
2028	4,419
2029	3,409
2030	2,729
2031 and thereafter	11,737

Total lease payments	38,177
Less: interest	(5,070)

Present value of operating lease liabilities	33,107

As of December 31, 2025, the Group has no significant lease contract that has been entered into but not yet commenced.

JD.com, Inc.
Notes to the Consolidated Financial Statements

17.	Gain on sale of development properties
Gain on sale of development properties for the years ended December 31, 2023, 2024 and 2025 were RMB2,283 million, RMB1,527 million and RMB387 million, respectively, which were mainly derived from disposals of logistics facilities to Real Estate Investment Trust (“REIT”) and several private funds, which can be mainly classified into core funds (collectively, “Property Funds”). The overview of the major funds is listed below.
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
The closing conditions for each asset group of completed logistics facilities were considered met when each of the Core Funds signed definitive facility agreements with bank consortium to finance the purchase, respectively. As of each respective year-end,
all or certain of logistics facilities under asset groups related to different core funds have been completed and satisfied hand-over condition. Therefore, the Group recorded disposal gain related to the Core Funds of RMB1,764 million, RMB1,527 million and RMB387 million for the years ended December 31, 2023, 2024 and 2025, respectively, which represent the excess of cash consideration of the net assets, including the consideration received and expected to receive, over the carrying value of the net assets disposed as of the disposal date.
REIT
In December 2022, the REIT jointly established by the Group and Harvest Fund Management Co., Ltd., became the first of its kind in the private sector in China that received formal approval from China’s Securities Regulatory Commission. On February 8, 2023, the REIT was listed on the Shanghai Stock Exchange, and raised proceeds for over RMB1.7 billion. The
Group
subscribed 34% of the units issued by the REIT amounted to RMB597 million and accounted for the investments in the REIT using the equity method as the Company obtained significant influence but no power to control the key activities determined in the general meeting of the REIT.
In February 2023, the
G
r
o
u
p
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
assets and operating lease liabilities were recorded accordingly.

JD.com, Inc.
Notes to the Consolidated Financial Statements

18.	Others, net
Others, net consist of the following:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
(Losses)/gains from fair value change of long-term investments	(855)	1,355	397
Interest income	9,576	9,353	9,056
Gains from acquirements or disposals of businesses and investments	89	652	55
Impairment of investments	(3,043)	(3,299)	(827)
Foreign exchange (losses)/gains, net	(28)	(111)	309
Others	1,757	5,421	8,337

Total	7,496	13,371	17,327

19.	Taxation

a.	Value added tax ( “VAT”)
The Group is subject to statutory VAT rate of 9% for revenues from sales of audio, video products and books and statutory VAT rate of 13%
for sales of other products in the Chinese mainland, started from April 1, 2019. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31, 2027, in compliance with relevant VAT regulations of the Chinese mainland. The Group is subject to VAT at the rate of
6
% for revenues from express delivery services,
9
% for revenues from transportation services, and
6
% for revenues from online advertising and other services. The Group is also subject to cultural undertaking development fees at the rate of
3
% on revenues from online advertising services in the Chinese mainland, which is exempted from January 1, 2020 to December 31, 2021, and reduced by 50% from January 1, 2022 to December 31, 2027.

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
Hong Kong
The Group’s subsidiaries incorporated in Hong Kong are subject to a two-tiered
income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first HK$2 million of assessable profits earned by its subsidiaries in Hong Kong can be elected to be taxed at half the current tax rate (i.e., 8.25%) while the remaining assessable profits will continue to be taxed at the existing 16.5% tax rate. The Group performs analysis on the foreign-derived income, mainly including dividend and interest, accrued to its subsidiaries in Hong Kong, applies for Commissioner’s Opinion / Advance Ruling with the Inland Revenue Department of Hong Kong on fulfillment of exception requirements under Foreign-Sourced Income Exemption (“FSIE”) regime and pays tax for the profit subject to Hong Kong Profits Tax, if any.
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
Chinese mainland
(Continued)
The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15%
enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as software enterprises (“Software Enterprises”) are able to enjoy a tax holiday consisting of a two-year-
exemption
commencing from their first profitable calendar year and
a 50
%
reduction in ordinary tax rate for the following three calendar years. Beijing Shangke has qualified as HNTE and enjoyed a preferential income tax rate of 15%
in 2023, 2024 and 2025. Beijing Wodong Tianjun has qualified as Software Enterprise and enjoyed a
 50% reduction
in ordinary tax rate in 2023 and 2024, and has qualified as HNTE and enjoyed a preferential income tax rate of 15% in 2025.
Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Chongqing Haijia and certain other entities of the Group have
qualified as the enterprises within the Catalogue of Encouraged Industries in Western Regions and enjoyed 15% preferential income tax rate.
According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 175
% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”) from January 1, 2018 and such ratio is raised to
200% from October 1, 2022 and onwards.
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
For the years ended December 31, 2023, 2024 and 2025, the Company accrued RMB2,421 million, RMB2,362 million and RMB1,056 million withholding tax expenses associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland, respectively. As of December 31, 2024 and 2025, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland, except for unrecognized deferred tax liabilities of RMB2.8 billion and RMB2.8 billion related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the Chinese mainland, respectively.
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
Reporting Safe Harbor applicable for a Transition Period covering from the year ended December 31, 2025 to the year ending December 31, 2026.
Certain jurisdictions in which the Group operates have implemented the Pillar Two Rules. The Company took measures to assess its exposure to Pillar Two minimum taxation and no material top-up
taxes arose for the year ended December 31, 2025. The Group is continuing to assess the impact of the Pillar Two Rules on its future financial performance.

JD.com, Inc.
Notes to the Consolidated Financial Statements

19.	Taxation (Continued)

b.	Income tax (Continued)
The components of income/(loss) before tax are as follows:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Income/(loss) before tax
Income from Chinese mainland operations	33,130	47,693	22,047
(Loss)/income from non-Chinese mainland operations	(1,480)	3,845	3,276

Total income before tax	31,650	51,538	25,323

For the year ended December 31, 2025, income tax expenses amounted to RMB1,901 million in Chinese mainland, and income tax expenses amounted to RMB280 million in jurisdictions outside Chinese mainland.
Income tax benefits/(expenses) consist of:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Current income tax expenses	(7,524)	(8,022)	(6,923)
Deferred tax (expenses)/benefits	(869)	1,144	4,742

Total income tax expenses	(8,393)	(6,878)	(2,181)

Reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 is as follows:

	For the year ended December 31,
	2023	2024
Statutory income tax rate	25.0%	25.0%
Tax effect of preferential tax rates and tax holiday	(7.6)%	(4.2)%
Tax effect of tax-exempt entities	3.3%	(0.6)%
Effect on tax rates in different tax jurisdiction	(0.9)%	(0.5)%
Tax effect of non-deductible expenses	0.1%	0.6%
Tax effect of non-taxable income	(0.5)%	(0.3)%
Tax effect of Super Deduction and others	(9.6)%	(4.0)%
Changes in valuation allowance	9.1%	(7.3)%
Effect on withholding income tax	7.6%	4.6%

Effective tax rates	26.5%	13.3%

JD.com, Inc.
Notes to the Consolidated Financial Statements

19.	Taxation (Continued)

b.	Income tax (Continued)
Upon adoption of ASU 2023-09, as described in Note 2, reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the year ended December 31, 2025 is as follows:

	For the year ended December 31,
	2025
	Amount	Percent
	(RMB in millions)

Chinese mainland statutory income tax	6,331	25.0%
Other jurisdictions’ tax effects
Hong Kong	(840)	(3.3)%
Effect on tax rates in different tax jurisdictions	(369)	(1.5	) %
Non-taxable or non-deductible items	(313)	(1.2)%
Others	(158)	(0.6)%
Cayman	(449)	(1.8)%
Other jurisdictions	762	3.0%
Effect of changes in tax laws or rates enacted in the current period	—	0.0%
Effect of cross-border tax laws
Withholding tax on undistributed dividends	1,056	4.2%
Others	(2)	(0.0)%
Tax credits	—	0.0%
Changes in valuation allowance	1,348	5.3%
Non-taxable or non-deductible items
Share of results of equity investees	(1,735)	(6.9)%
Others	791	3.2%
Changes in unrecognized tax benefits	—	0.0%
Preferential tax rates and tax holiday	(2,716)	(10.7)%
Super Deduction	(2,267)	(9.0)%
Other adjustments	(98)	(0.4)%

Effective tax rates	2,181	8.6%

For the year ended December 31, 2025, income taxes paid amounted to RMB8,340 million in Chinese mainland, and RMB357 million in jurisdictions outside Chinese mainland.

JD.com, Inc.
Notes to the Consolidated Financial Statements

19.	Taxation (Continued)

b.	Income tax (Continued)
The following table sets forth the effect of tax holiday:

	For the year ended December 31,
	2023	2024	2025
Tax holiday effect (RMB in millions)	2,397	2,152	2,716
Effect of tax holiday on basic net income per share (RMB)	0.76	0.72	0.95
Effect of tax holiday on diluted net income per share (RMB)	0.76	0.70	0.91

c.	Deferred tax assets and deferred tax liabilities

	As of December 31,
	2024	2025
	(RMB in millions)
Deferred tax assets
- Net operating loss carry forwards and others	13,185	17,303
- Deferred revenues	357	374
- Inventory valuation allowance	1,022	1,197
- Allowance for doubtful accounts	1,118	1,202
- Unrealized fair value losses for certain investments	92	51
Less: valuation allowance	(13,315)	(14,890)

Net deferred tax assets	2,459	5,237

Deferred tax liabilities
- Long-lived assets arisen from business combinations and asset acquisitions	5,982	6,065
- Withholding tax on undistributed earnings	2,570	1,244
- Accelerated tax depreciation and others	946	710

Total deferred tax liabilities	9,498	8,019

As of December 31, 2025, the accumulated net operating loss that can be carried forward to offset future taxable income, mainly includes: (i) RMB8,221 million of the Company’s subsidiaries incorporated in Singapore and Hong Kong which can be carried forward indefinitely; and (ii) RMB56,257 million arose from the Company’s subsidiaries and consolidated VIEs established in the Chinese mainland and Indonesia, which will expire during the period from 2026 to 2030 except for those arose from HNTEs, which will expire during the period from 2026 to 2035.
A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Valuation allowances provided on the deferred tax assets mainly related to the net operating loss carry forwards, as the Group’s management does not believe that sufficient positive evidence exists to conclude that the benefits of such deferred tax assets are more likely than not to be realized. The amount of valuation allowance offset in deferred tax assets as of December 31, 2024 and 2025 was RMB13,315 million and RMB14,890 million, respectively.
The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Balance at beginning of the year	14,276	17,057	13,315
Additions	6,630	1,680	9,568
Reversals	(3,849)	(5,422)	(7,993)

Balance at end of the year	17,057	13,315	14,890

JD.com, Inc.
Notes to the Consolidated Financial Statements

20.	Changing in the capital from non-controlling interest shareholder
JD Industrials
In August 2020, January 2021 and March 2023, JD Industrials, the Group’s subsidiary which is the leading industrials supply chain technology and service provider in China, completed series A, series
A-1
and series B preference share financing (“JD Industrials Series A,
A-1
and B Preference Shares”) with a group of third-party investors. The total amount of financing arising from JD Industrials Series A,
A-1
and B Preference Shares was approximately US$545 million. Among above, the total amount of financing arising from JD Industrials Series B Preference Shares was approximately US$210 million, with net proceeds received amounting to RMB431 million recorded as non-controlling
interests and RMB1,031 million recorded as additional
paid-in
capital for the year ended December 31, 2023.
In December 2025, JD Industrials’ initial public offering(“IPO”) was completed with net proceeds after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB2,555 million, representing 7.86%
of the issued share capital of JD Industrials. Upon the completion of JD Industrials IPO, JD Industrials’ Series A, A-1 and B Preference Share have been automatically converted into ordinary shares of JD Industrials.
Dada
In April 2025, Dada entered into an agreement and plan of merger with the Group’s wholly owned subsidiaries (“Going Private” transaction). In June 2025, Dada completed the “Going Private” transaction. Upon the merger contemplated in that agreement completion, Dada becomes the Group’s wholly owned subsidiary held by JD Sunflower. At the completion of the merger, each ADS and ordinary share of Dada was cancelled and ceased to exist in exchange for the right to receive
US
$2.0 per ADS and
US
$0.5 per share from the Company, respectively, subject to adjustments as set out in the said agreement. As the Group controls Dada both before and after the transaction, the transaction was accounted for as a common control transaction with the net assets transferred recorded at its carrying amount, and no gain or loss was recognized in the consolidated statements of operations and comprehensive income. For the year ended December 31, 2025, RMB1,116 million was recorded as a reduction of non-controlling
interests due to this transaction.
Purchase of the
non-controlling
interests in Kuayue Express
In December 2024, JD Logistics entered into an equity transfer agreement (the “Purchase”) with certain non-controlling
interests shareholders of Kuayue-Express Group Co., LTD. (“Kuayue Express”), a
non-wholly
owned subsidiary of JD Logistics in which JD Logistics held approximately 63.57%
equity interest before the Purchase, to acquire the remaining approximately
36.43% equity interest in Kuayue Express upon satisfying certain closing conditions at the total consideration of not more than approximately RMB6,484 million subject to adjustments as set out in the said agreement.
During the year of 2025, JD Logistics completed the first phase equity transfer and the second phase business registration of transferring in accordance with the agreement. Through the transfer, JD Logistics has completed an initial cash payment of
RMB2,145
million out of the total consideration, while the remaining
RMB4,339 million remains payable as of December 31, 2025.
Upon the expected cash payment of the second phase equity transfer in 2026, JD Logistics’ shareholding in Kuayue Express will be raised to 90%, with the residual equity to be acquired in the final phase pursuant to the agreement.
For the year ended December 31, 2025, RMB1,728 million was recorded as a reduction of non-controlling
interests due to this transaction.

JD.com, Inc.
Notes to the Consolidated Financial Statements

21.	Ordinary shares
In 2022, the Company renewed a strategic cooperation agreement with Tencent Holdings Limited (“Tencent”) originated in 2019 for three years. As part of the total consideration, the Company agreed to issue a certain number of the Company’s Class A ordinary shares as the non-cash
consideration of up to US$220 million at prevailing market prices at certain pre-determined
dates to Tencent to exchange its traffic support services during the three-year period, of which 2,164,236, 3,761,270 and 4,119,434 of the Company’s Class A ordinary shares had been issued in July 2022, May 2023 and May 2024, respectively. In 2025, the Company renewed the strategic cooperation agreement with Tencent under updated commercial terms with cash consideration only.

22.	Dividends
In March 2023, the Company declared a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, for an aggregate amount of approximately US$1.0 billion.
In March 2024, the Company declared an annual cash dividend for the year ended December 31, 2023 of US$0.38 per ordinary share, or US$0.76 per ADS, for an aggregate amount of approximately US$1.2 billion.
In March 2025, the Company declared an annual cash dividend for the year ended December 31, 2024 of US$0.5 per ordinary share, or US$1.0 per ADS, for an aggregate amount of approximately US$1.4 billion.

23.	Share repurchase program
In December 2021, the Board of Directors of the Company approved modifications to the share repurchase program authorized in 2020 (“2020 Share Repurchase Program”) pursuant to which the repurchase authorization increased from US$2.0 billion to US$3.0 billion and was extended until March 2024.
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
For the year
s
ended December 31, 2023, 2024 and 2025, the Company repurchased
11,339,490 ADSs for US$356 million
,
 127,639,089 ADSs for US$3,645 million
,

an
d
 91,619,731 ADSs for US$3,003
million, respectively, on the open market at prevailing market prices.
The Company accounts for the repurchased ordinary shares at cost and includes such uncancelled treasury stock as a component of the shareholders’ equity.

JD.com, Inc.
Notes to the Consolidated Financial Statements

24.	Accumulated other comprehensive income/(loss)
For the years ended December 31, 2023 and 2024, other comprehensive income attributable to the Company’s ordinary shareholders were translation adjustments and hedge of net investments in foreign operations (net of tax) amounting to RMB1,862 million and RMB518 million, respectively. For the years ended December 31, 2025, other comprehensive loss attributable to the Company’s ordinary shareholders were translation adjustments and hedge of net investments in foreign operations (net of tax) amounting to RMB2,596 million. Accumulated other comprehensive income were
RMB903 million, RMB1,421 million as of December 31, 2023 and 2024, respectively, and accumulated other comprehensive loss was RMB1,175 million as of December 31, 2025.
The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.

25.	Share-based compensation
The following table sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Cost of revenues	133	80	87
Fulfillment	697	424	473
Marketing	426	273	313
Research and development	859	599	1,144
General and administrative	2,689	1,623	2,709

Total	4,804	2,999	4,726

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
As of December 31, 2024 and 2025, the Group had reserved 213,472,791 and 211,980,037 ordinary shares available to be granted as share-based awards under the Share Incentive Plans.
Subsequent to June 2020, the employees’ status of JD Technology changed from non-employees
of the Company to employees of the Company’s equity method investee. Share-based awards granted by the Company to employees of JD Technology and share-based awards granted by JD Technology to employees of the Company were insignificant for all periods presented.

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(1)	Share-based compensation of the Company
RSUs
A summary of activities of the service-based RSUs for the years ended December 31, 2025 is presented as follows:

	Number of RSUs	Weighted- Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2025	70,983,422	19.53

Granted	31,551,310	18.27
Vested	(21,301,372)	21.39
Forfeited or cancelled	(9,370,294)	19.21

Unvested as of December 31, 2025	71,863,066	18.47

As of December 31, 2024 and 2025, 1,865,542 and 1,957,950 outstanding service-based RSUs were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB1,840 million, RMB1,024 million and RMB2,442 million, respectively.
As of December 31, 2025, there were RMB3,435 million of unrecognized share-based compensation expenses related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 3.2 years. The total fair value of service-based RSUs vested was RMB2,930 million, RMB1,909 million and RMB2,947 million for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted average granted fair value of the RSUs granted during the years ended December 31, 2023, 2024 and 2025 was US$
18.24
, US$
15.33
and US$
18.27 per RSU, respectively.
In May 2025, Mr. Liu was granted 10,000,000 service-based RSUs under the Company’s Share Incentive Plans, subject to a

5-
year vesting schedule. For the year ended December 31, 2025, total share-based compensation expense recognized for these RSUs was
RMB367 million.

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(1)	Share-based compensation of the Company (Continued)
Share options
A summary of activities of the service-based share options for the years ended December 31, 2025 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$ in millions
Outstanding as of January 1, 2025	17,645,740	16.53	0.5	14

Granted	5,272,500	16.97
Exercised	(352,086)	13.03

Forfeited or cancelled	—	—
Outstanding as of December 31, 2025	22,566,154	16.69	9.3	1

Vested and expected to vest as of December 31, 2025	22,484,404	16.70	9.3	1
Exercisable as of December 31, 2025	17,293,654	16.61	9.3	1
As of December 31, 2024 and 2025, 40,536 and 7,200 outstanding share options were held by non-employees
and employees of the Company’s equity method investee, respectively, mainly including employees of JD Technology.
The total intrinsic value of share options exercised during the years ended December 31, 2023, 2024 and 2025 was RMB98 million, RMB2 million and RMB10 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the share options.
For the year ended December 31, 2025, total share-based compensation expenses recognized
for the share options granted over the vesting period were RMB1,004 million, which were insignificant for the years ended December 31, 2023 and 2024. In 2025, the Board of Directors of the Company approved extending the exercise period for the unexercised options held by the grantees under the Share Incentive Plans, for another
10
years upon the expiration of the existing
10
-year
exercise periods (“Extension of Exercise Period”). The Extension of Exercise Period generated incremental share-based compensation expenses of RMB million for the year ended December 31, 2025, which was recognized in full on the date of the modification. As of December 31, 2025, there were RMB
202
million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 4.3 years.
In May 2015, Mr. Liu was granted an option to acquire a
total of
26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plans, subject to a
10-year
vesting schedule with 10% of the awards vesting on each anniversary of the grant date.
I
n May 2025, Mr. Liu was granted an option to acquire a total of 5,000,000 Class A ordinary shares of the Company with an exercise price of US$17.175 per share (or US$34.35 per ADS), subject to a
5-year
vesting schedule with 20% of the awards vesting on each anniversary of the grant date. For the years ended December 31, 2023, 2024 and 2025, the total share-based compensation expenses recognized were RMB38 million, RMB21 million and RMB1,000 million, respectively.

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(1)	Share-based compensation of the Company (Continued)
The weighted-average grant date fair value of options granted for the year ended December 31, 2025 was US$7.85 per share
, estimated on the grant date or modification date using the Binominal option-pricing model with the following assumptions:

2025
Expected volatility (i)	48%~49%
Exercise multiples (ii)	2.0
Expected dividend yield (iii)	2.5%
Expected term (in years) (iv)	10.0
Risk-free interest rate (v)	4.26%~4.61%
Fair value of the underlying shares on the date of option grants (US$ per share)	16.35~17.18

(i)	The volatility assumption was estimated based on historical volatility of the Company’s share price for the period of time close to the expected time to exercise.
(ii)
The exercise multiple was estimated as the ratio of fair value of underlying shares over exercise price as at the time the option is exercised, which comes from the historical exercise pattern of the Company.

(iii)	The dividend yield was estimated based on its expected dividend policy over the expected term of the options.
(iv)	Assumption of the expected term were based on the vesting and contractual terms.
(v)	Risk-free interest rate for periods within the contractual life of the option is based upon the U.S. treasury yield curve in effect at the time of grant.

(2)	Share-based compensation of subsidiaries
JD Logistics
JD Logistics adopted a
Pre-IPO
share incentive plan on March 31, 2018 and a Post- IPO share option scheme and a Post-IPO share award scheme on May 10, 2021, collectively the “JD Logistics Plan”. The JD Logistics Plan consists of share options, RSUs and other types of awards.
There was no share option granted from 2023 to 2025. For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses for the share options granted under the JD Logistics Plan were RMB387 million, RMB143 million and RMB5 million, respectively.
As of December 31, 2025, the unrecognized share-based compensation expenses related to the share options granted were insignificant.
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
JD Logistics granted 55,937,435, 59,551,652 and 48,581,929 RSUs of JD Logistics to its employees and non-employees
for the years ended December 31, 2023, 2024 and 2025, respectively. The estimated fair value of each RSU granted is based on market value of the JD Logistics’ shares on each date of grant. The weighted average grant date fair value of RSUs granted for the years ended December 31, 2023, 2024 and 2025 was equivalent to HK$12.93, HK$9.88 and HK$12.78 per share, respectively. For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses for the RSUs granted under JD Logistics Plan were RMB406 million, RMB389 million and RMB385 million, respectively. As of December 31, 2025, there were RMB428 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.7 years.

JD.com, Inc.
Notes to the Consolidated Financial Statements

25.	Share-based compensation (Continued)

(2)	Share-based compensation of subsidiaries (Continued)
JD Health
JD Health approved and adopted a
Pre-IPO
share incentive plan on September 14, 2020 and a
Post-IPO
share option scheme and a Post-IPO share award scheme on November 23, 2020, collectively the “JD Health Plan”. The JD Health Plan consists of share options, RSUs and other types of awards.
There was no share option granted from 2023 to 2025. For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses for the share options granted under the JD Health Plan were RMB617 million, RMB141 million and RMB146 million, respectively. As of December 31, 2025, there were RMB80 million of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 1.4 years.
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
JD Health granted 6,051,558, 8,706,890 and 5,240,780 RSUs of JD Health to its employees and non-employees
for the years ended December 31, 2023, 2024 and 2025, respectively. The estimated fair value of each RSU granted is based on market value of the JD Health’s shares on each date of grant. The weighted average grant date fair value of RSUs granted for the years ended December 31, 2023, 2024 and 2025 was equivalent to HK$52.87, HK$30.64 and HK$35.81 per share, respectively. For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses for the RSUs granted under the JD Health Plan were RMB1,161 million, RMB1,002 million and RMB470 million, respectively. As of December 31, 2025, there were RMB306 million of unrecognized share-based compensation expenses related to the RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.0 years.
Other Subsidiaries
Other than those disclosed above, the share-based compensation expenses of other subsidiaries in aggregate were insignificant for the years ended December 31, 2023, 2024 and 2025.

JD.com, Inc.
Notes to the Consolidated Financial Statements

26.	Net income per share/ADS
Basic and diluted net income per share/ADS for each of the years presented are calculated as follows:

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions, except share and per share data)
Net income per share
Numerator:
Net income attributable to the Company’s ordinary shareholders – basic	24,167	41,359	19,631
Impact of subsidiaries and equity method investees’ dilutive earnings	(30)	(118)	(533)
Dilution impact of the Convertible Senior Notes	—	68	112

Net income attributable to the Company’s ordinary shareholders – diluted	24,137	41,309	19,210
Denominator:
Weighted average number of shares – basic (million shares)	3,144	2,990	2,847
Effects of dilutive securities:
Dilutive share options and RSUs (million shares)	27	33	41
Convertible Senior Notes (million shares)	—	53	90

Weighted average number of shares – diluted (million shares)	3,171	3,076	2,978
Basic net income per share attributable to the Company’s ordinary shareholders (RMB)	7.69	13.83	6.89
Diluted net income per share attributable to the Company’s ordinary shareholders (RMB)	7.61	13.43	6.45
Net income per ADS
Basic net income per ADS (RMB)	15.37	27.67	13.79
Diluted net income per ADS (RMB)	15.23	26.86	12.90

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Related party transactions
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2025:

Name of related parties	Relationship with the Group
JD Technology	An investee of the Group, and controlled by the Founder
Property Funds	Investees of the Group

(a)	The Group entered into the following transactions with the major related parties:

	For the year ended December 31,
	2023	2024		2025
	(RMB in millions)
Revenues:
Services provided and products sold to JD Technology	1,696	1,701		1,779
Services provided to Property Funds	177	208		210
Cost of revenues and operating expenses:
Payment processing and other services received from JD Technology	13,833	13,693		15,511
Lease and property management services received from Property Funds	1,681	1,765		1,843
Other income:
Interest income from loans provided to JD Technology	287	—	*	14
Interest income from loans provided to Property Funds	56	48		42

*	Absolute value is less than RMB1 million or US$1 million.
Revenues from related parties, excluding those from the major related parties as stated above, were not significant compared to total net revenues of the Group for the years ended December 31, 2023, 2024 and 2025. Transactions with related parties included in cost of revenues and operating expenses, excluding those with the major related parties as stated above, were not significant compared to total cost of revenues and operating expenses of the Group for the years ended December 31, 2023, 2024 and 2025.

(b)	The Group had the following balances with the major related parties:

	As of December 31,
	2024	2025
	(RMB in millions)
Due from/(to) JD Technology
Loans provided to JD Technology (1)	—	673
Other (payables to)/receivables from JD Technology	(1,170)	456
Due from Property Funds
Loans provided to Property Funds (1)	2,457	656
Other receivables from Property Funds	1,837	134

Total	3,124	1,919

(1)
In relation to the loans provided to JD Technology and Property Funds, the Group charged JD Technology and Property Funds interests, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

JD.com, Inc.
Notes to the Consolidated Financial Statements

27.	Related party transactions (Continued)

(b)	The Group had the following balances with the major related parties (Continued):
As of December 31, 2024 and 2025, the amounts due from related parties other than the major related parties as stated above were not significant compared to the Group’s total accounts receivable, net and prepayments and other current assets. As of December 31, 2024 and 2025, the amounts due to related parties other than the major related parties were not significant compared to the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current
liabilities.

(c)	Other information related to related party transactions:
Based on a series of agreements signed on January 1, 2016, JD Technology performs the credit risk assessment and other related services in relation to consumer financing business and obtain the returns from such services, and JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of past-due
consumer financing receivable related to the consumer financing business sold from the Group to JD Technology were RMB240 million, RMB176 million and RMB106 million for the years ended December 31, 2023, 2024 and 2025, respectively.
In addition, the Group transfers ownership for some of its accounts receivable originated from qualified corporate customers to JD Technology without recourse. The accounts receivable transferred without recourse were RMB55,028 million, RMB56,202 million and RMB72,032 million for the years ended December 31, 2023, 2024 and 2025, respectively, and were derecognized.
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
The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets, share-based compensation expenses, impairment of goodwill and intangible assets and certain operating expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.
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
The prior periods’ segment operating results have been retrospectively recast in 2024 to conform to current period presentation.

JD.com, Inc.
Notes to the Consolidated Financial Statements

28.	Segment reporting (Continued)

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Net revenues:
JD Retail	945,343	1,015,948	1,126,399
JD Logistics	166,625	182,837	217,146
New Businesses	26,617	19,157	49,282
Inter-segment eliminations (1)	(53,923)	(59,123)	(83,742)

Total consolidated net revenues	1,084,662	1,158,819	1,309,085
Less: cost of revenues:
JD Retail	(798,380)	(847,917)	(928,261)
JD Logistics	(154,494)	(164,689)	(198,039)
New Businesses	(21,004)	(15,109)	(49,995)
Inter-segment eliminations (1)	49,053	52,844	77,325
Less: operating expenses (2) :
JD Retail	(111,038)	(126,954)	(146,736)
JD Logistics	(11,126)	(11,831)	(13,838)
New Businesses	(7,102)	(7,413)	(46,315)
Inter-segment eliminations (1)	4,870	6,279	6,417
Income/(loss) from operations:
JD Retail	35,925	41,077	51,402
JD Logistics	1,005	6,317	5,269
New Businesses	(329)	(2,865)	(46,641)
Including:
Gain on sale of development properties (Note 17)	2,283	1,527	387
Impairment of long-lived assets	(1,123)	(1,027)	—

Total segment income from operations	36,601	44,529	10,030
Unallocated items (3)	(10,576)	(5,793)	(7,256)

Total consolidated income from operations	26,025	38,736	2,774
Share of results of equity investees	1,010	2,327	8,025
Interest expense	(2,881)	(2,896)	(2,803)
Others, net	7,496	13,371	17,327

Total consolidated income before tax	31,650	51,538	25,323

(1)
The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail and New Businesses
and property leasing services provided by JD Property to JD Logistics. Transactions between segments are mainly determined based on the arm’s length basis. Among them, net revenues generated from the services provided by JD Logistics to other reportable segments were RMB50,063 million, RMB55,062 million and RMB80,314 million for the years ended December 31, 2023, 2024 and 2025, respectively. Other than that, inter-segment net revenues for JD Retail and New Businesses were not material. All net revenues from each reportable segment were generated from external customers except for the inter-segment net revenues mentioned above.

(2)	A summary of depreciation and amortization expenses for the years presented is as follows ：

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
JD Retail	(594)	(978)	(1,655)
JD Logistics	(4,346)	(4,650)	(5,102)
New Businesses	(2,071)	(2,266)	(1,944)

JD.com, Inc.
Notes to the Consolidated Financial Statements

28.	Segment reporting (Continued)

(3)	A summary of unallocated items for the years presented is as follows ：

	For the year ended December 31,
	2023	2024	2025
	(RMB in millions)
Share-based compensation	(4,804)	(2,999)	(4,726)
Amortization of intangible assets resulting from assets and business acquisitions	(1,281)	(1,010)	(1,046)
Effects of business cooperation arrangements	(446)	(450)	(181)
Impairment of goodwill	(3,143)	(799)	(1,303)
Impairment of intangible assets	(902)	(535)	—

Total	(10,576)	(5,793)	(7,256)

29.	Employee benefit
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses recorded in cost of revenues and expenses, which were expensed as incurred, were approximately RMB12,659 million, RMB14,220 million and RMB18,200 million for the years ended December 31, 2023, 2024 and 2025, respectively.

30.	Debts and lines of credit
As of December 31, 2025, the Group’s debts were classified into different types as follows:

	As of December 31,
	2024	2025
	(RMB in millions)
Short-term debts	7,581	8,014
Short-term debts (*)	3,902	4,817
Long-term debts due within one year (**)	3,679	3,197
Long-term debts (**)	31,705	41,675

Total	39,286	49,689

(*)	As of December 31, 2025, all short-term debts were unsecured, and the weighted average interest rate for the outstanding short-term debts was 1.7% per annum.
(**)	As of December 31, 2025, the major long-term debts were listed as below.
In December 2023, the Group
 entered into a RMB8,500 million term loan agreement with interest rate at
65
basis points below Loan Prime Rate (“LPR”) to refinance the loan and drew down RMB8,286 million, which was expected to be repaid through December 2028 in installments.
As of December 31, 2025, the Group had RMB
7,966
million long-term borrowings, among which RMB

million was repayable within one year.

JD.com, Inc.
Notes to the Consolidated Financial Statements

30.	Debts and lines of credit (Continued)
In December

2021, the Group entered into a
five-year
US$
2,000
 million unsecured term and revolving loan facility with
5
lead arrangers. The term and revolving loans under this facility were priced at
85
basis points over London Interbank Offered Rate, which was amended to the secured overnight financing rate (“SOFR”) in September 2022. In the second quarter of 2022, the
Group
drew down US$
1,000

million under the facility commitment, which will be due in 2027 and was further extended to 2030 in January 2025. As of December 31, 2025, the Group had RMB
7,029

million long-term borrowings and the undrawn balance was US$
1,000

million under the credit facilities agreement. Subsequently in March 2026, all outstanding balance
s
of the borrowings was early repaid in
full.
In December
2022, the Group entered into a seven-year RMB3,000 million term loan facility agreement. The term loans under this facility were priced at
145
basis points below LPR. The Group drew down RMB2,000 million and RMB1,000 million under the facility commitment in December 2022 and December 2023, respectively. In 2025, the Group repaid borrowings of RMB180 million.
As of December 31, 2025, the Group had RMB
2,760
million long-term borrowings, among which RMB
180
million was repayable within one
year.
In 2025, the Group was granted approval by the China
Securities Regulatory Commission of issuing public offering corporate bonds to professional investors with an aggregate registered principal amount of up to RMB10,000 million. During the year ended December 31, 2025, RMB6,000 million was issued in three tranches under the program, with coupon rates ranging from 1.55% to 1.87%
per annum and tenors ranging from
1 to 5 years.
As of December 31, 2025, the Group had RMB
2,000
million short-term debts and RMB
4,000 million long-term debts,
respectively.
As
of December 31, 2025, in addition to the above unsecured long-term debts, RMB
19,933
million debts were recorded in
long-term
debts, including the portion due within one year, with
collateral
of RMB
38,138
million which mainly comprised construction in progress, buildings, land use rights and certain subsidiary’s equity interests measured at fair value.
As of December 31, 2025, the long-term debts, including the portion due within one year which were recorded in “short-term debts”, will be repaid according to the following schedule:

As of December 31, 2025
(RMB in millions)
2026	3,197
2027	1,302
2028	13,111
2029	2,320
2030	9,667
2031 and thereafter	15,275

44,872

As of December 31, 2025, the Group had agreements with reputable commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to RMB303,950 million, which can be used for borrowings, bank acceptance, bank guarantee, etc., pursuant to the underlying agreements. The Group was in compliance with the financial covenants, if any, under those lines of credit as of December 31, 2025. As of December 31, 2025, under the lines of credit, the Group mainly had RMB243,097 million unused.

JD.com, Inc.
Notes to the Consolidated Financial Statements

31.	Commitments and contingencies
Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office buildings and warehouses. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB2,682 million as of December 31, 2025. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Investment commitments
The Group’s investment commitments primarily related to capital contribution obligation for certain fund investments. Total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1,510 million as of December 31, 2025.
Long-term debt obligations
The Group’s long-term debt obligations include unsecured senior notes and long-term debts. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes and long-term debts have been disclosed in Note 15 and Note 30, respectively.
Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day
operations of the Group. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2025.

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
Amounts restricted include
paid-in
capital, additional
paid-in
capital and statutory reserve funds, totaling approximately RMB78,159 million, or 35% of the Company’s total consolidated net assets, as of December 31, 2025. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

JD.com, Inc.
Notes to the Consolidated Financial Statements

33.	Subsequent events
Acquisition of CECONOMY AG
On September 1, 2025, the Group, through its wholly-owned indirect subsidiary JINGDONG Holding Germany GmbH, published the Offer Document for its voluntary public takeover offer to all shareholders of CECONOMY AG (“CECONOMY”) (XETRA: CEC), the parent company of leading European consumer electronics retailers MediaMarkt and Saturn, to acquire all issued and outstanding bearer shares in CECONOMY (“CECONOMY shares”) for a cash consideration of EUR 4.60 per share.
The Group has
successfully secured
59.8%
of CECONOMY shares after the end of the additional acceptance period for a consideration of EUR
1,335
million. This results in a total shareholding of
85.2
% in CECONOMY in combination with the retained stake of the Group’s future partner Convergenta Invest GmbH and related shareholders.
As of the reporting date, the closing of the transaction remains subject to customary regulatory clearances. Upon the closing of the transaction, the Group expects to consolidate the financial results of CECONOMY into its consolidated financial statements.
Voluntary Delisting of Deppon
On January 13, 2026, Deppon Logistics Co., Ltd. (“Deppon”) (stock code: 603056), a consolidated subsidiary of JD Logistics, announced a voluntary delisting from the Shanghai Stock Exchange. In conjunction with the delisting, JD Logistics provided a cash option to Deppon’s minority shareholders, at a price of RMB

19.0
per share and a total consideration of RMB
3.8
 billion (US$
0.5
billion). The Boards of Deppon and JD Logistics have approved the
t
ransaction on January 13, 2026 and the shareholders of Deppon ha ve
approved the transaction on January 29, 2026. On February 13, 2026, a total of
197,259,820
Deppon
s
hares which represent
19.5
% of the total Deppon shares have submitted valid applications for the cash option. Upon the completion of the cash option in February 2026,
the Group held approximately
99.7
% of the total Deppon shares. The delisting of Deppon was approved by the Shanghai Stock Exchange in March 2026. The Deppon shares were delisted from the Shanghai Stock Exchange on March 31, 2026.
Dividends
In March 2026, the Company declared an annual cash dividend for the year ended December 31, 2025 of US$0.50 per ordinary share, or US$1.00 per ADS, for an aggregate amount of approximately US$1.4 billion based on the number of shares on record date.
Offering of unsecured senior notes
On April 10, 2026, the Company completed its offering of RMB7,500 million 2.05% notes due 2031 and RMB2,500 million 2.75% notes due 2036 in reliance on Regulation S under the United States Securities Act of 1933, as amended. The proceeds have been received in full and was partially used to repay certain existing borrowings and related interest.

JD.com, Inc.
Notes to the Consolidated Financial Statements

34.	Parent company only condensed financial information
The Company performed a test on the restricted net assets of the consolidated subsidiaries and VIEs in accordance with Rule
5-04
(c) of Regulation
S-X,
and concluded that it was applicable for the Company to disclose the financial information for the parent company only.
As of December 31, 2025, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.
Condensed Balance Sheets

	As of December 31,
	2024		2025
	RMB		RMB	US$ Note 2(g)
	(in millions, except share and per share data)
ASSETS
Cash and cash equivalents	646		5,707	816
Short-term investments	5,191		—	—
Internal balance	35,639		2,613	373
Investments in subsidiaries and consolidated VIEs	230,090		248,355	35,514
Prepayments and other assets	65		76	11

Total assets	271,631		256,751	36,714

LIABILITIES
Unsecured senior notes	24,898		24,434	3,494
Long-term debts	7,188		7,029	1,005
Accrued expenses and other liabilities	198		248	35

Total liabilities	32,284		31,711	4,534

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,865,069,999 Class A ordinary shares issued and 2,587,296,615 outstanding, 322,483,772 Class B ordinary shares issued and 316,136,640 outstanding as of December 31, 2024; 2,496,519,005 Class A ordinary shares issued and 2,426,347,757 outstanding, 321,776,028 Class B ordinary shares issued and 315,499,494 outstanding as of December 31, 2025.)	—	*	— *	— *
Additional paid-in capital	182,404		141,515	20,236
Statutory reserves	6,688		7,617	1,089
Treasury stock	(27,739)		(7,874)	(1,126)
Retained earnings	76,573		84,957	12,149
Accumulated other comprehensive income/(loss)	1,421		(1,175)	(168)

Total shareholders’ equity	239,347		225,040	32,180

Total liabilities and shareholders’ equity	271,631		256,751	36,714

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.
Notes to the Consolidated Financial Statements

34.	Parent company only condensed financial information (Continued)
Condensed Statements of Operations and Comprehensive Income

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Net revenues	—	11	26	4
Operating expenses
Marketing	(4)	(5)	(6)	(1)
General and administrative	(204)	(155)	(1,546)	(221)

Loss from operations	(208)	(149)	(1,526)	(218)

Other income/(expense)
Income from subsidiaries and consolidated VIEs	24,967	41,991	21,983	3,143
Other expense, net	(591)	(483)	(826)	(118)

Income before tax	24,168	41,359	19,631	2,807
Income tax expenses	(1)	— *	— *	— *

Net income	24,167	41,359	19,631	2,807

Other comprehensive income/(loss):
Foreign currency translation adjustments	1,862	518	(2,596)	(371)

Total comprehensive income	26,029	41,877	17,035	2,436

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.
Notes to the Consolidated Financial Statements

34.	Parent company only condensed financial information (Continued)
Condensed Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(g)
	(in millions)
Net cash used in operating activities	(765)	(717)	(982)	(140)
Cash flows from investing activities:
Purchase of time deposits and wealth management products	(2,833)	(4,979)	—	—
Maturity of time deposits and wealth management products	—	2,838	5,023	718
Cash received from internal companies	12,633	18,773	32,872	4,700

Net cash provided by investing activities	9,800	16,632	37,895	5,418

Cash flows from financing activities:
Repurchase of ordinary shares	(2,497)	(25,912)	(21,430)	(3,064)
Cash paid for dividends	(6,741)	(8,263)	(10,379)	(1,484)
Proceeds from unsecured senior notes, net of issuance costs	—	13,999	—	—
Other financing activities	33	27	33	5

Net cash used in financing activities	(9,205)	(20,149)	(31,776)	(4,543)

Effect of exchange rate changes on cash and cash equivalents	(71)	92	(76)	(11)

Net (decrease)/increase in cash and cash equivalents	(241)	(4,142)	5,061	724
Cash and cash equivalents at beginning of year	5,029	4,788	646	92

Cash and cash equivalents at end of year	4,788	646	5,707	816

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